Form 20-F
period 2002-12-31
FORMULA SYSTEMS \1985\ LTD
filed 2003-06-30
CIK 1045986

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934;

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002;

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission File Number: N.A.

FORMULA SYSTEMS (1985) LTD.

(Exact name of registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

3 Hagalim Boulevard, Herzlia 46725, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
American Depositary Shares Ordinary Shares, NIS 1 par value

(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
American Depositary Shares Ordinary Shares, NIS 1 par value

(Title of Class)

As of December 31, 2002, the registrant had 10,000,000 outstanding ordinary shares, NIS 1 par value, of which 536,984_were represented by American depositary shares as of such date.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☒

P A R T   I

          Some of the statements in this annual report, including those in the Risk Factors, Operating and Financial Review and Prospects and Business Overview sections, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, strategies, expectations, intentions, future financial performance and other statements that are not historical facts. We use words like anticipates, believes, expects, future and intends, and similar expressions to mean that the statement is forward-looking. You should not unduly rely on these forward-looking statements, which apply only as of the date of this annual report. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Risk Factors.

          Beginning with the fiscal year ended December 31, 2002, we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, commonly referred to as U.S. GAAP.  Prior to 2002, we prepared our consolidated financial statements in accordance with accounting principles generally accepted in Israel, referred to as Israeli GAAP. Israeli GAAP and U.S. GAAP vary in certain respects. As a result, we have restated certain figures in our financial statementsrelating to prior periods. In accordance with U.S GAAP, we use the United States dollar as our reporting currency. Prior to 2002, we presented our consolidated financial statements in New Israeli Shekels, or NIS, that have been adjusted to reflect changes in the Israeli consumer price index, or CPI.

          As used in this annual report, references to dollar refer to the United States dollar and references to NIS refer to New Israeli Shekels.

          As used in this annual report, references to “we”, “our”, “ours” and “us” refer to Formula Systems (1985) Ltd. and its subsidiaries, unless otherwise indicated. References to “Formula” refer to Formula Systems (1985) Ltd.

          All trademarks appearing in this annual report are the property of their respective holders.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.       Selected Financial Data

                  The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated.  We derive the consolidated statement of operations data for the years ended December 31, 2000, 2001 and 2002, and the balance sheet data as at December 31, 2001 and 2002 from our consolidated financial statements included elsewhere in this annual report.  Our consolidated financial statements have been audited by BDO Ziv Haft, a member of BDO International, certified public accountants in Israel. The consolidated income statement data for the years ended December 31, 1998 and 1999  and the consolidated balance sheet data for the years ended December 31, 1998, 1999 and 2000 is derived from our audited financial statements not included in this annual report. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,

	2002	2001	2000	1999	1998

	$
	(In thousands, except per share data)
Consolidated Statement of Operations Data:

Revenues	$283,310	$387,682	$402,469	$334,078	$250,981
Cost of revenues	186,908	261,346	239,506	196,479	161,430

Gross profit	96,402	126,336	162,963	137,599	89,551
Research and development costs, net	15,967	21,287	20,465	12,924	8,247
Selling, general and administrative expenses	85,292	151,345	142,006	93,345	56,908
Restructuring and non-recuring costs	1,829	10,998	2,444	—	53

Operating income (loss)	(6,686)	(57,294)	(1,952)	31,330	24,343
Financial income, net	3,605	2,680	8,467	5,813	5,801
Gain on realization of shareholdings,net	4,668	773	66,651	59,816	15,964
Other expenses, net	2,100	36,719	315	9,553	992

Income (loss) before taxes on income	(513)	(90,560)	72,851	87,406	45,116
Taxes on income	2,014	6,239	13,131	19,985	4,773
Equity in losses of affiliated companies, net	(2,327)	(9,926)	(5,633)	(1,738)	(2,004)
Minority interest in losses (profit), net	2,448	46,864	(16,108)	(21,034)	(13,434)

Net income (loss)	(2,406)	(59,861)	37,979	44,649	24,905
Earnings (loss) per share:
Basic earnings (loss)	(0.24)	(6.42)	4.07	4.82	2.98
Diluted earnings (2)	(0.24)	(6.42)	4.06	4.79	2.96

Weighted average number of shares outstanding:
Basic	10,171	9,325	9,322	9,272	8,358
Diluted	10,171	9,325	9,363	9,325	8,409

	As of December 31,

	2002	2001	2000	1999	1998

	$
	(In thousands)
Consolidated Balance Sheet Data:
Total assets	468,597	454,544	551,901	446,760	343,127
Total liabilities	243,118	192,532	158,259	146,613	110,304
Shareholders’ equity	153,349	166,421	229,672	178,222	131,307

B.       Capitalization and Indebtedness

Not applicable.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

          Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The trading price of our ordinary shares could decline due to any of these risks.

We may experience significant fluctuations in our annual and quarterly results, which makes it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price for our ordinary shares and American Depositary Shares.

          Our quarterly and annual revenues, gross profits and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations:

•	acquisitions and dispositions of companies and consolidation of our subsidiaries;

•	the size, time and recognition of revenue from significant contracts;

•	timing of product releases;

•	foreign currencies value and timing of contracts;

•	delays in implementation;

•	changes in the proportion of service and license revenues;

•	price and product competition;

•	increases in selling and marketing expenses, as well as other operating expenses;

•	technological changes;

•	adverse economic conditions and currency fluctuations;

•	the global business slow-down and the the recent sharp decline in capital spending in the information technology sector; and

•	consolidation of our customers.

          A substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. The gross margins of our subsidiaries also will vary both among themselves and over time. As a result, changes in the revenue mix from these subsidiaries may affect quarterly operating results. In addition, we may derive a significant portion of our net income from transactions which involve equity issuances by our subsidiaries, the sale of equity securities of our subsidiaries or the sale of proprietary software technology. These events do not occur on a regular basis and their timing is difficult to predict. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, it is possible that our quarterly and annual results of operations may be below the expectations of public market analysts and investors. If this happens, the price of our ordinary shares will likely decrease.

We have been influenced by the recent global economic changes, and, in particular, the decline in information technology spending. If this trend continues, our business may be harmed.

          We have been affected by global economic changes, in particular the recent sharp decline in capital spending in the information technology, or IT, sector and the overall business slow-down in North America and Europe, as well as in Israel. As a result of these global trends, in 2001, certain of our subsidiaries posted restructuring charges of approximately $11 million, related primarily to severance costs for employees, relocation expenses and expenses related to closing of branches. In addition, in 2001, certain of our subsidiaries wrote off goodwill and certain investments of $37 million in the aggregate, as a result of the effect of the global slow-down. We cannot assure you that this trend will not continue. Uncertainties in the North American and European market have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitments. These changes in purchasing patterns in the IT industry directly affected the operating results of some of our subsidiaries which in turn affected our consolidated operating results. If this trend continues, our business could be seriously harmed.

If Formula Vision fails to repay its debt to us under the debentures, our business, financial condition and results of operations would be materially adversely affected.

          One of our major assets is comprised of debentures issued to us by Formula Vision Technologies (F.V.T.) Ltd., or Formula Vision, in December 2001 and March 2002, in connection with the sale of private companies held by us to Formula Vision. The aggregate amount of the debentures, as of December 31, 2002 is $76 million. We evaluate, periodically, the quality of the indebtedness, the financial strength of Formula Vision and its ability to meet the repayment schedule of the loan. However, in the event that Formula Vision fails to repay the loan under the terms of the debentures, our business, financial condition and results of operations would be materially adversely affected.

Our success depends upon the development and maintenance of strategic alliances.

          We established relationships with strategic partners to provide international marketing presence and name recognition, as well as the resources necessary to implement many of our IT services. We are dependent upon our strategic partners for the marketing and selling of certain of our proprietary software solutions. Recently, due to the global business slow-down, we have encountered difficulties in entering into new partnerships. If we cannot maintain our existing relationships with these partners or if we fail to establish effective, long-term relationships with additional partners, or if our partners enter into relationships with our competitors, our ability to market our proprietary software solutions in international markets may be limited. If this happens, our growth, if any, might be delayed or slowed-down.As a result our business, financial condition, and results of operations could be seriously harmed.

If our products fail to compete successfully with those of our competitors, we may have to reduce the prices of our products, which in turn, may adversely affect our business.

          We face competition, both in Israel and internationally, from a variety of companies, including companies with significantly greater resources than us who are likely to enjoy substantial competitive advantages, including:

•	longer operating histories;

•	greater financial, technical, marketing and other resources;

•	greater name recognition;

•	well-established relationships with our current and potential clients; and

•	a broader range of products and services.

          As a result, they may be able to respond more quickly to new or emerging technologies or changes in customer requirements. They may also benefit from greater purchasing economies, offer more aggressive product and service pricing or devote greater resources to the promotion of their products and services. In addition, in the future, we may face further competition from new market entrants and possible alliances between existing competitors. We also face additional competition as we continue to penetrate international markets. As a result, we cannot assure you that the products and solutions we offer will compete successfully with those of our competitors. Furthermore, several software development centers worldwide, like in India, offer software development services at much lower prices than we do. Due to the intense competition in the markets in which we operate, software products prices may fluctuate significantly. As a result, we may have to reduce the prices of our products, which in turn, may adversely affect our business.

If we fail to compete for acquisitions and investments, we may be unable to grow.

          As part of our strategy, we intend to pursue acquisitions of, and investments in, other companies.  If and when acquisition or investment opportunities occur, we expect to compete for these opportunities with other established and well-capitalized entities.  We cannot assure you that we will be able to locate potential acquisition or investment opportunities in Israel or internationally on terms which are favorable to us. If we fail to consummate further acquisitions or investments in the future our ability to grow may be harmed.

Any future acquisitions of companies or technologies and our restructuring process may distract our management and disrupt our business.

          Our strategy includes selective acquisitions of, and investments in, companies offering products and services suitable for integration into our business. We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. We may engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot assure you that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. In addition, we have begun in 1999, a restructuring process of the Formula Group. This process involved acquisitions of interest in certain of our subsidiaries and affiliates by other subsidiaries and integration of businesses of certain subsidiaries within the businesses of other subsidiaries. If we acquire or invest in another company, or if any of our subsidiaries acquires control in another subsidiary or affiliate, the acquirer could have difficulty assimilating that company’s personnel, operations, technology or products and service offerings into its own. The key personnel of the acquired company may decide not to work for the acquirer. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

          We intend to pursue acquisitions outside of Israel as part of our expansion strategy.  These acquisitions, as well as any future acquisitions of companies located outside of Israel, would pose additional risks, including monitoring a management team from a great distance and integrating a potentially different business culture.  Our failure to successfully integrate these new businesses could harm our business.  In addition, the investigation of acquisition candidates outside of Israel involves higher costs than those associated with pursuing domestic acquisitions, and we cannot assure you that these investigations will result in transactions.

If we fail to raise capital for our subsidiaries, we may be required to borrow money on unfavorable terms.

          Our business strategy involves raising capital for our subsidiaries through public or private offerings. Our ability to raise capital for our subsidiaries depends upon market and other conditions which are beyond our control. If we fail to raise capital for our subsidiaries, it may hinder their growth. We may therefore be required to seek alternative capital raising methods, including borrowing money on terms which are not favorable to us. Due to difficulties we encountered in 2002 in raising capital for our subsidiaries, we were required to borrow increased amouts from banks.  Our short-term bank debt increased to $87.8 million as of December 31, 2002 compared to $53.3 million as of Decemebr 31, 2001. Difficulties in raising capital on favorable terms, may materially and adversely affect our business, operating results and financial condition.

The terms of our credit facilities contain a number of restrictive covenants which, if breached, could result in acceleration of our obligation to repay our debt.

          Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt and sell or acquire assets.  Our loan agreements also contain various covenants which require us to maintain certain financial ratios related to shareholders’ equity and operating results that are customary for companies of comparable size.  These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us or our shareholders.

          A substantial portion of our assets is pledged to banks. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt.

Marketing our products and services in international markets may require increased expenses and greater exposure to risks that we may not be able to successfully address.

          We intend to continue to focus our efforts on selling proprietary software solutions in international markets. We expect to continue devoting significant resources to these efforts. If we are unable to continue achieving market acceptance for our solutions or otherwise continue to successfully penetrate international markets, our business will be harmed. In 2001 and 2002, we received approximately 43% and 45% of our total revenues from customers located outside of Israel. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including:

•	changing product and service requirements in response to the formation of economic and marketing unions, including the European Economic Union;

•	economic or political changes in international markets;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	unexpected changes in regulatory requirements;

•	difficulties and costs of staffing and managing foreign operations;

•	the uncertainty of protection for intellectual property rights in some countries;

•	multiple and possibly overlapping tax structures; and

•	currency and exchange rate fluctuations.

If we grow and fail to address the strain on our resources caused by our growth, we will be unable to effectively manage our business.

          Our business has grown in complexity over the past few years. The growth of our business, as well as the corporate organizational changes, have placed and will continue to place a strain on our personnel and resources. Our ability to manage any future growth, if any, depends on our ability to continue to implement and improve our operational, financial and management information control and reporting systems on a timely basis and to expand, train, motivate and manage our work force. If we do not manage our growth, if any, effectively, our business, financial condition and results of operations could be materially adversely affected.

If we are unable to attract, train and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

          In order to achieve our objectives, we may need to hire additional qualified software, administrative, operational, sales and technical support personnel. The process of attracting, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate and retain highly qualified professional employees. We expect to recruit most of our software and systems personnel in Israel.  In addition, our operations are dependent on the efforts of certain key management. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our business.

If we are unable to accurately predict and respond to market developments or demands, our business will be adversely affected.

          The IT business is characterized by rapidly evolving technology and methodologies. This makes it difficult to predict demand and market acceptance for our services and products. In order to succeed, we need to adapt the products and services we offer to technological developments and changes in customer needs.  We cannot guarantee that we will succeed in  enhancing our products and services or developing or acquiring new products and services that adequately address changing technologies and customer requirements. We also cannot assure you that the products and services we offer will be accepted by customers. If our products and services are not accepted by customers, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment, customer requirements and new product introductions by existing or future competitors could render our existing products and services obsolete and unmarketable, or require us to enhance our current products or develop new products. This may require us to expend significant amounts of money, time and other resources to meet the demand. This could strain our personnel and financial resources.

If we are unable to retain control in our subsidiaries, we would cease to consolidate them and our operating results may fluctuate significantly.

          We currently hold a controlling interest in our subsidiaries through our direct equity holdings. From time to time, if and when required, we enter into voting agreements with other shareholders of the companies, in order to retain control of our subsidiaries.  As a result of our controlling interests in the subsidiaries, we consolidate their operating results with ours. If we are unable to maintain a controlling interest in our subsidiaries, as a result of equity issuances by subsidiaries, failure to reach voting agreements or otherwise, we would cease to consolidate the operating results of these subsidiaries. This may result in significant fluctuations of our consolidated operating results.

We are exposed to significant claims for damage caused to our customers’ information systems.

          Some of the products and services we provide involve key aspects of clients’ information systems.  These systems are frequently critical to our clients’ operations. As a result, our clients have a greater sensitivity to failures in these systems than do clients of other software products generally. We have never been the subject of a material damages claim related to our products and services. However, if a client’s system fails during or following the provision of products or services by us, or if we fail to provide customers with proper support for our software products, we are exposed to the risk of filing a claim for substantial damages against us, regardless of our responsibility for the failure.  We have signed agreements with our customers for the provision of various software services. When possible, we limit our liability under our product and service contracts. We cannot guarantee that these limitations of liability, if any, would be sufficient to protect us against legal claims. We maintain general liability and professional liability insurance coverage. However, we cannot assure you that our insurance coverage will be sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. If we lose one or more, large claims against us that exceed available insurance coverage, our business, operating results and financial condition may be materially adversely affected. In addition, the filing of legal claims against us in connection with contract liability may cause us negative publicity and damage to our reputation.

If third parties assert claims of infringement against us, we may suffer substantial costs and diversion of management’s attention.

          Substantial litigation over intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. We believe that many industry participants have filed or intend to file patent and trademark applications covering aspects of their technology. Although our products and services have never been the subject of an infringement proceeding, we cannot predict whether third parties will assert claims of infringement against us. Any claims, with or without merit, could:

•	be expensive and time-consuming to defend;

•	divert management’s attention and resources; or

•	require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component.

          Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

          Our success and ability to compete are substantially dependent upon our internally developed technology. Substantially all of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.  We have placed, and in the future may place, certain of our software in escrow. The software may, under specified circumstances, be made available to our customers. We have provided our software directly to customers. This may increase the likelihood of misappropriation or other misuse of our software.

Two shareholders control a significant portion of our ordinary shares and influence the outcome of matters that require shareholder approval.

          Dan Goldstein, our chairman of the board, and his brother, Gad Goldstein, our president and a member of our board, own, in the aggregate, 23.3% of our outstanding ordinary shares.  As a result, Dan Goldstein and Gad Goldstein are able to influence significantly the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This share ownership may have the effect of delaying or preventing a change in control. In addition, potential conflicts of interest may arise in the event that we enter into agreements or transactions with these persons. Although Israeli law imposes certain procedures (including shareholder approval) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

          For information about a binding memorandum entered in February 2002, between Dan and Gad Goldstein and Iscal Holdings Ltd., see “Item 7. Major shareholders and Related Party Transactions.”

The market price of our ordinary shares and American Depositary Shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all.

          The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our ordinary shares and American Depositary Shares, or ADSs. The market price of our ordinary shares, for example, fluctuated between NIS 151.30 and NIS 48.11 during 2001. In this period, the market price of our ADSs fluctuated between $38.00 and $11.25. In 2002, the market price of our ordinary shares fluctuated between NIS 75.80 and NIS 40.12. In this period, the market price of our ADSs fluctuated between $16.92 and $8.16. The market price of the ordinary shares and the ADSs may fluctuate substantially due to a variety of factors, including:

•	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	public announcements concerning us or our competitors;

•	the introduction or market acceptance of new service offerings by us or our competitors;

•	changes in product pricing policies by us or our competitors;

•	changes in security analysts’ financial estimates;

•	changes in accounting principles;

•	sales of our shares by existing shareholders; and

•	the loss of any of our key personnel.

          In addition, economic, political and market conditions and military conflicts and in particular, those specifically related to the State of Israel, may affect the market price of our shares.

We may be adversely affected if the market prices of our publicly traded subsidiaries and affiliates decrease.

          A significant portion of our assets is comprised of equity securities of publicly and non-publicly traded companies. Our publicly traded subsidiaries are Crystal Systems Solutions Ltd., Magic Software Enterprises Ltd., Matrix IT Ltd. and Sapiens International Corporation N.V. The stock prices of these publicly traded companies have been extremely volatile, and have experienced fluctuations due to market conditions and other factors which are beyond our control. Fluctuations in the market price and valuations of our holdings in these companies may affect the value of our assets.  In addition, the stock prices of many technology companies fluctuate significantly for reasons that may be unrelated to operating results. If the value of our assets decreases significantly as a result of the above, our business, operating results and financial condition, may be materially and adversely affected.

Future sales of our shares in the public market or issuances of additional securities could cause the market price for our ordinary shares and ADSs to fall.

          As of June 1, 2003, we had 10,000,000 ordinary shares outstanding, of which 490,662 were represented by ADSs. Of the 10,000,000 shares outstanding, 2,330,534 shares are held by affiliates. In addition, we have reserved 564,500 ordinary shares for issuance under our option plans and options granted to Shandol Ltd.  We intend to register for resale these reserved ordinary shares upon issuance. If a large number of our ordinary shares are sold in a short period, the price of our ordinary shares would likely decrease.

We do not intend to pay dividends.

          In August 2001, Formula distributed to its shareholders a dividend in kind of Formula Vision’s (formerly known as Mashov Computers Ltd.) shares held by Formula, which was distributed in the form of cash to holders of our ADRs. Other than this distribution, Formula has never declared or paid cash dividends on its ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

          Although we do not believe that we were a passive foreign investment company for U.S. federal income tax purposes during 2002, we cannot assure you that we will not be treated as a passive foreign investment company in 2003 or in future years. We would be a passive foreign investment company if 75% or more of our gross income in a taxable year is passive income. We would also be a passive foreign investment company if at least 50% of the average value, or possibly the adjusted bases of our assets in particular circumstances, of our assets in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of you will be subject to adverse tax consequences, including:

•

taxation at the highest ordinary income tax rates in effect during your holding period on some distributions on our ordinary shares or ADSs, and on gain from the sale or other disposition of our ordinary shares;

•	paying interest on taxes allocable to prior periods; and

•	no increase in the tax basis of our ordinary shares to fair market value at the date of your death.

Our operating profit may decrease if the rate of inflation in Israel exceeds the rate of devaluation of the new Israeli shekel against the dollar.

          Most of our revenues from sale of our products and services are in dollars or are linked to the dollar, while a substantial portion of our expenses, principally salaries and related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations and decreasing our operating profit. In recent years, the rate of devaluation of the NIS against the dollar has exceeded the rate of inflation, a reversal from prior years.We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our operating profit will be adversely affected. To date, we have not engaged in significant hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. However, we cannot assure you that these measures will adequately protect us from adverse effects arising from the impact of inflation in Israel.

Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

          Our headquarters and principal research and development facilities are located in Israel.  Although we generate approximately 45% of our revenues from international markets, we are, nonetheless, directly influenced by the political, economic and military conditions affecting Israel. Since September 2000, the violence between Israel and the Palestinians has intensified and a material escalation in the violence has occurred. The future of the peace efforts between Israel and its Arab neighbors is uncertain.Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, all nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

The tax benefits available to us from government programs may be discontinued or reduced at any time, which would likely increase our taxes.

          Certain of our subsidiaries received grants in the past and receive tax benefits under Israeli government programs. To maintain the eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in fixed assets. Some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay increased taxes. If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.

It may be difficult to serve process and enforce judgments against our directors and officers in Israel.

          We are organized under the laws of the State of Israel. All of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions instituted in Israel.

ITEM 4. INFORMATION ON THE COMPANY

A.       History and Development of the Company

          We were incorporated in Israel on April 2, 1985. We maintain our principal executive offices at 3 Hagalim Boulevard, Herzlia 46725, Israel and our telephone number is 011-972-9-959-8800. Our agent in the United States is Corporation Service Company and its address is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. In 1991, we completed our initial public offering of ordinary shares on the Tel Aviv Stock Exchange, or the TASE.  In October 1997, we completed the listing of our ADSs on the Nasdaq National Market.

          Since our inception, we have acquired controlling interest and have invested in companies which are engaged in the IT solutions and services business. We, together with our subsidiaries and affiliates, are known as the Formula Group.

          We have adopted a strategy of seeking opportunities to realize gains through the selective sale of investments and minority interest in our subsidiaries and affiliates, to outside investors. We believe that this strategy provides us with capital to support the growth of our subsidiaries, as well as increasing shareholder value. We expect to continue to develop and enhance the products, services and solutions of our subsidiaries, and to continue to pursue additional acquisitions of, or investments in, companies that provide IT services and proprietary software solutions.

Capital Expenditures and Divestitures

Acquisitions by Subsidiaries

          Acquisition of Mainsoft by Crystal. During the fourth quarter of 1999, Crystal Systems Solutions Ltd., or Crystal, acquired a 52% controlling interest in Mainsoft Corporation, for consideration of $10 million. During 2001, Crystal purchased additional shares of Mainsoft in a series of transactions, for aggregate consideration of approximately $6.7 million. In May 2003, Crystal exercised a warrant to purchase additional shares of Mainsoft for an aggregate of $378,000.  As a result, Crystal currently holds 57% of the outstanding share capital of Mainsoft. Mainsoft is a provider of cross-platform software solutions.

          Acquisitions by ForSoft.  In the fourth quarter of 1999, ForSoft Ltd. (currently Matrix’s subsidiary) acquired a 19.96% interest in F.T.S. - Formula Telecom Solutions Ltd. (formerly IMCS International Management and Control Systems Ltd.), which develops and markets an operating support system for Internet Protocol (IP) and wireless and wireline telecommunication operators. During the second quarter of 1999, nextSource Inc., a former subsidiary of ForSoft in the United States, acquired the IT consulting activities of Mentortech Inc. In April 2000, ForSoft completed an acquisition of a 51% interest in Formula Travel Ltd. (formerly Shaked Computer Systems (1982) Ltd.), which specializes in software solutions for the travel industry. In addition, in April 2000, ForSoft acquired a 51.2% interest in F.I.S. Software Ltd. (formerly A.H. Data Processing Systems Ltd.) which specializes in insurance software systems. The aggregate consideration ForSoft paid for these acquisitions was approximately $9.9 million.

          Acquisitions by Magic.  During 1999 and 2000, Magic acquired certain Magic solutions providers, which specialize in developing strategic Magic applications, in North America, Germany, Holland, India and Israel. In addition, during the same period, Magic acquired several of its distributors in Canada, Hungary, India, Thailand and Japan. The aggregate consideration paid by Magic for these acquisitions amounted to approximately $16.1 million in cash and an additional $3.0 million in Magic shares.  Of this amount, $4.3 million was paid for the acquisition of I.T.M. Engineering Systems Ltd., an Israeli Magic solutions provider, $2.6 million was paid for the acquisition of Sintec Call Centers Ltd., an Israeli Magic solutions provider,and $6.6 million was paid for the acquisition of Magic’s distributor in Japan. In the third quarter of 2000, Magic acquired the entire share capital of CorTech Consulting Group Inc., a U.S. company engaged in IT services and e-business solutions, for consideration of $6.8 million.

Investments by Formula

         In March 2001, we completed a $10 million investment in convertible preferred shares of Sapiens International Corporation N.V., or Sapiens, a publicly held company traded on the Nasdaq National Market, representing approximately 24% of the outstanding share capital of Sapiens on an as converted basis. Under the agreement with Sapiens, we were also granted an option to invest up to an additional $10 million on the same terms as our initial investment, subject to certain adjustments. In December 2002, we exercised the option and invested $10 million in Sapiens in exchange for a discount conversion price of $0.83 per common share. As part of the transaction, we converted all of our preferred shares into common shares at the discount price. During 2002 and 2003, we purchased an additional 3,385,600 shares of Sapiens in the open market for aggregate consideration of $3.4 million. As a result, we currently hold 50% of Sapiens’ outstanding share capital.

          In September 2001, we purchased 37.3% of the outstanding share capital of Liraz Systems Ltd., or Liraz, an international software and services company publicly traded on the TASE. The aggregate consideration we paid for this transaction was $5.6 million. In October 2001, we published a special public tender offer pursuant to which we purchased an additional 6.0% of the outstanding share capital of Liraz for aggregate consideration of $589,000. Following these transactions, we held 50.7% of Liraz’s outstanding share capital.

Agreements with Shamrock, FIMI and IDB

          In September 1999, we entered into an agreement with Shamrock Holdings of California Inc., or Shamrock, pursuant to which we granted to Shamrock an option, until March 2000, to invest in companies in which we hold, directly or indirectly, at least 25% of the outstanding equity. In addition, we granted to Shamrock an option to exchange the securities it purchased under the above option for Formula’s ordinary shares, exercisable within a 45 day period, beginning upon the elapse of 27 months from the date of purchase of the securities or from the date of the agreement, such period to vary based on the securities involved.  The exchange ratio was to be based upon the original price paid for the securities subject to the exchange and the market price on the TASE of Formula’s ordinary shares at the time of the exchange, subject to certain requisite adjustments. Notwithstanding the above, we had the discretion to purchase the securities to be exchanged for cash instead of exchanging them for Formula’s ordinary shares.

          In October 1999, we entered into agreements with the First Israel Mezzanine Investors Ltd., or FIMI, and Israel Discount Bank, or IDB, each on the same terms in all material respects as the agreement with Shamrock.

          In September 1999, an extraordinary general meeting of Formula’s shareholders approved the issuance to Shandol Ltd., one of our former subsidiaries and currently a subsidiary of Formula Vision, of options to purchase 1 million ordinary shares, in order to ensure the availability of ordinary shares, if the above exchange options are exercised. For information regarding the terms of the options, see “Item 6.E. Share Ownership.”

          In August 2000, an extraordinary general meeting of shareholders approved the grant of additional options to Shandol to purchase 500,000 ordinary shares, to ensure the availibility of ordinary shares for different purposes while conducting various transactions, including the availability of ordinary shares, if the above exchange options are exercised. For information regarding the terms of the options, see “Item 6.E. Share Ownership.”

          In November 2001 and January 2002, Shamrock exercised the exchange option with respect to its investment in certain companies of the Formula Group. In consideration for the securities held by Shamrock, Shandol transferred to Shamrock 1,000,000 of our ordinary shares and an aggregate of approximately $1.6 million. In January 2002, Shamrock sold these shares to Dan and Gad Goldstein. See “Item 7. Major Shareholders and Related Party Transactions.”

          In April 2002, FIMI and IDB exercised the exchange option with respect to their investment in certain companies of the Formula Group in an aggregate amount of $4.7 million (including accrued interest). In connection therewith, we entered into an agreement with FIMI and IDB, pursuant to which we exchanged the amount of $4.7 million with a convertible debenture issued by Formula. The convertible debenture may be converted into Formula’s ordinary shares during a 4-year period. The conversion price shall be $19 per share, subject to adjustments, but in no event less than a minimum price agreed to between the parties. The principal of the convertible debenture shall be payable in semi-annual installments beginning 30 months from the date of issuance of the debenture, unless FIMI and IDB request to postpone this date until the end of the 4-year period. The principal bears interest at an annual rate of 5% to be paid quarterly.

          In connection with the exercise of the option by Shamrock, we agreed to extend the term of the option to exchange the securities held by Shamrock in ESI – Expert Systems Industries Ltd., or ESI, and Sintec Advanced Technologies Ltd., or Sintec, for Formula’s ordinary shares. We also agreed to extend the term of the option granted to FIMI and IDB to exchange the securities held by them in ESI, Transtech Control Ltd. and Sintec, for Formula’s ordinary shares. The options granted to Shamrock, FIMI and IDB with respect to Sintec’s shares have been replaced in November 2002 by options relating to Matrix’ shares, as described under “Restructuring of Our Corporate Structure - Sale of New Applicom, Sintec and Sivan to Matrix,” below.

          As part of the agreement between us and Formula Vision described below, we transferred to Formula Vision our rights and obligations with respect to the transferred companies under our agreements with each of Shamrock, FIMI and IDB. These companies are ESI and Transtech. If Shamrock, FIMI or IDB exercises the option to exchange these securities in the transferred companies for Formula’s shares and to the extent exercised, Formula Vision assumed all the rights and undertakings in connection with the exercise of the option.

Restructuring of Our Corporate Structure

          In 1999, we commenced a restructuring process, which continued through 2002, to simplify our corporate structure and business environment by combining some smaller subsidiaries to create a smaller number of larger subsidiaries with greater operating efficiencies. Prior to commencement of the restructuring process, we held, directly and through holding companies, subsidiaries comprised of publicly traded companies, as well as early-stage privately-held companies.  After completion of the restructuring process, we hold a direct interest in five later-stage publicly-traded companies with independent active management. The purpose of the restructuring process was to enable us to focus on later-stage companies, in which our management would be able to contribute a high added value, which will enable us to maximize these companies’ potential. As part of this process, we took the following steps:

          In November 2000, we completed a public tender offer of the ordinary shares of ForSoft Ltd., or ForSoft, pursuant to which we purchased all of the ordinary shares of ForSoft held by the public for an aggregate of $38.0 million. Following the completion of the tender offer, ForSoft’s shares ceased to be traded on the Nasdaq National Market.

          In December 2000 and July 2001, we acquired convertible notes of Thoughtbubble Productions Inc. for aggregate consideration of $4.35 million. In December 2001, we transferred to New Applicom Ltd., our rights under the convertible notes of Thoughtbubble.

          In January 2001, we completed a public tender offer to purchase the ordinary shares of Formula Vision held by the public. The aggregate consideration we paid for the tendered shares was $11.6 million. Following this tender offer we increased our holdings in Formula Vision to 74.5% of Formula Vision’s outstanding share capital.

          In January 2001, Formula Vision (at that time, a subsidiary of Formula) completed a purchase of 84.6% of the outstanding share capital of Sivan Training and Systems Ltd. (formerly Makor Haformaika Ltd.), or Sivan, a public company traded on the TASE, for aggregate consideration of $13.6 million. As part of this transaction, Formula Vision sold its entire share ownership in Mentortech Inc., representing approximately 99.5% of the share capital of Mentortech, to Sivan, for aggregate consideration of $12 million.

          In March 2001, Formula Vision distributed to its shareholders a dividend in kind of its major assets, consisting of securities of Magic Software Enterprises Ltd., or Magic, and Sivan. As a result, we received 6,700,315 ordinary shares of Magic, representing a 22.7% interest in Magic, and 8,144,604 ordinary shares of Sivan, representing a 63.0% interest in Sivan.

          During May until July 2001, we purchased from ForSoft and from one of its subsidiaries their entire interest in several providers of software solutions for niche markets, Forsoft Export (1999) Ltd., nextSource Inc. (formerly known as Forsoft Inc.), Formula Retail Solutions Ltd., F.T.S. Formula Telecom Solutions Ltd., F.I.S. Software Ltd. and N.I.P. Nikuv International Projects Ltd. We paid an aggregate of $18.3 million for these acquisitions.

          In July 2001, Formula announced a distribution of a dividend in kind to its shareholders, consisting of Formula Vision’s shares held by Formula, and representing approximately 72% of the outstanding share capital of Formula Vision. The distribution of Formula Vision’s shares was completed in August 2001.

          In July 2001, Formula granted to Formula Vision an option to purchase our interests in certain privately-held companies that develop products and services aimed primarily for sale in international markets. The spin-off of Formula Vision’s shares and the grant of the option were aimed to simplify the corporate structure of the Formula Group and to enable Formula’s shareholders to separately hold interests in publicly-traded companies through the holding of Formula shares, and in smaller, privately-held companies, through the holding of Formula Vision’s shares.

          Transactions with Formula Vision. In November 2001, Formula Vision exercised the option granted by Formula in July 2001, to acquire the entire interest held by us in privately held companies. Under this transaction, we transferred to Formula Vision our entire interest, including related obligations, in the following companies: 50.1% interest in F.I.S. Software Ltd., 78.0% interest in Formula Retail Solutions Ltd., 50.1% interest in F.T.S. – Formula Telecom Solutions Ltd., 72.0% interest in N.I.P. Nikuv International Projects Ltd., 36.0% interest in Enformia Software Ltd., 1.0% interest in Babylon Ltd., 0.85% interest in Demantra Ltd., 100.0% interest in Forsoft Export (1999) Ltd., 80.3% interest in Airport Systems Technologies Ltd., 68.0% interest in Transtech Control Ltd., 50.0% interest in ESI – Expert Systems Industries Ltd., 34.0% interest in GeoSim Systems Ltd., 100.0% interest in Shandol Ltd., our interest in the first and second venture capital funds, Formula Ventures and our 100.0% interest in the funds’ management company, Formula Ventures Ltd. The aggregate consideration paid by Formula Vision was $58.9 million, reflecting the book value of the transferred companies as of June 30, 2001, plus amounts invested by Formula prior to the closing of the transaction.

          Under the agreement with Formula Vision, Formula Vision issued to us, in December 2001, a series of debentures of $58.9 million in the aggregate, linked to the CPI and bearing interest at an annual rate of 5%. Formula Vision is required to repay the debentures in five annual installments, subject to adjustments based on the income of Formula Vision during each of the five years.  The payments on account of the debentures plus linkage differences will be no less than 30% and no more than 70% of the income arising from the sale of the transferred companies in any calendar year. “Income” for these purposes is defined as the amounts received by Formula Vision, if any, in consideration for a sale of any of the transferred companies in any given calendar year, less selling expenses, as well as amounts received by Formula Vision from distributions to be made by any of the transferred companies in any given calendar year. Payments to be made on account of the debentures, in any given calendar year, shall be no less than 20% of the annual profit as recorded in the financial statements of Formula Vision. Any amounts which remain outstanding will be payable at the end of the 5-year period. In connection with this transaction, we lent to Formula Vision on March 31, 2002 an additional $19.4 million and Formula Vision issued to us an additional series of debentures for this amount, with similar terms as the debentures issued in December 2001.

          In the event that during the term of the indebtedness, Formula Vision issues to a third party convertible debentures, Formula is entitled to convert the indebtedness into the same class of convertible debentures, having the same terms of the convertible debentures issued to the third party.

          In addition, Formula is entitled, during a 3-year period, to repurchase from Formula Vision up to 10% of the shares sold in each of the transferred companies, at the same purchase price set out in the agreement between the parties.

          As part of the agreement between us and Formula Vision, we also transferred to Formula Vision our rights and obligations with respect to the transferred companies under our agreements with each of Shamrock, FIMI and IDB. These companies are ESI and Transtech. If either of Shamrock, FIMI or IDB exercises the option to exchange the securities in these transferred companies for Formula’s shares and to the extent exercised, Formula Vision assumed all the rights and undertakings in connection with the exercise of the option.

          In December 2001, we completed a purchase of 85% of the outstanding share capital of Matrix IT Ltd., or Matrix, a company publicly traded on the TASE. As consideration, Formula transferred to Matrix, Formula’s entire share ownership in ForSoft. As part of this transaction, Matrix’s principal shareholders acquired substantially all of the assets of Matrix, such that upon the closing of the transaction, Matrix’s assets consisted solely of cash and cash equivalents in the amount of $8 million. As a result, following the closing of the transaction, the activities of ForSoft became the entire operations of Matrix. In connection with this transaction, Formula agreed to guarantee a loan in the amount of $8.34 million extended by a commercial bank to the principal shareholders of Matrix. In addition, the borrowers pledged to the bank the shares they hold in Matrix. During the three-year loan period, the borrowers are prohibited from selling Matrix’s shares to their affiliated parties. Formula undertook to pay to the bank at the termination of the loan period, the difference, if any, between the loan amount and the sale proceeds of the pledged Matrix shares.

          Sale of Liraz to Crystal. In November 2002, we sold to Crystal,in a share exchange transaction, 3,912,999 ordinary shares of Liraz, representing our entire 57.9% interest in Liraz. In consideration, Crystal issued to us 2,343,113 Crystal ordinary shares. The number of shares issued to us by Crystal was calculated based on an exchange ratio of 1:1.67, such that Crystal issued to us one Crystal share for every 1.67 shares of Liraz. As part of this transaction, Crystal purchased from certain additional shareholders of Liraz an aggregate of 1,896,303 Liraz ordinary shares for Crystal shares, based on the same exchange ratio as in the transaction between Crystal and us. As a result, Crystal owned approximately 86.0% of the outstanding share capital of Liraz. Following this transaction, Crystal purchased from the public all the remaining outstanding shares of Liraz through two public tender offerings. In March 2003, Liraz shares ceased to be traded on the TASE.

          Sale of New Applicom, Sintec and Sivan to Matrix. In November 2002, we completed a sale to Matrix IT Ltd. of our entire shareholdings in New Applicom, Sintec and Sivan, publicly-held companies traded on the TASE, for aggregate consideration of $29.7 million. In this transaction, we sold to Matrix 3,870,498 shares of New Applicom, representing approximately 60.8% of New Applicom’s outstanding share capital, for an aggregate of $16.9 million, 15,330,309 shares of Sintec, representing Sintec’s entire outstanding share capital, for an aggregate of $12.5 million, and 8,930,100 shares of Sivan, representing approximately 69.0% of Sivan’s outstanding share capital, for an aggregate of $346,000. The shares we sold to Matrix were comprised of (i) shares previously held by us; (ii) shares that we purchased from third parties in October 2002; and (iii) shares that we bought in tender offers we published in October 2002. The price per share paid to us by Matrix for each of New Applicom’s, Sintec’s and Sivan’s shares previously held by us and those we purchased from third parties was equal to the equity per share of each of the companies.

          The shares that we purchased from third parties in October 2002 and sold to Matrix were bought in the following transactions:

           (i) 552,789 shares of New Applicom that we purchased in exchange for 1,436,096 shares of Matrix. As part of this transaction, we granted to the selling shareholders a put option to sell to us Matrix’ shares during the fourth quarter of 2003 for cash at an exercise price based on the cost of New Applicom’s sold shares;

            (ii) an aggregate of 4,200,000 shares of Sintec that we purchased in exchange for 2,180,780 shares of Matrix. As part of this transaction, we granted to the selling shareholders a put option to sell to us Matrix’ shares during the fourth quarter of 2003 and the first quarter of 2004 at a cash price based on the cost of Sintec’s sold shares. Such option was previously granted to the selling shareholders in 1999 with respect to Sintec’s sold shares; and

            (iii) an aggregate of 1,100,000 shares of Sintec that we purchased in exchange for 608,080 shares of Matrix. As part of this transaction, we granted to the selling shareholders a put option to sell to us Matrix’ shares during November 2003 for cash.

           As part of the sale transaction, we published in October 2002, cash tender offers for the shares of New Applicom, Sintec and Sivan not owned by us. As a result, Sintec’s shares ceased to be traded on the TASE. Following the closing of the tender offers, we sold to Matrix the shares that we purchased in the tender offers for the same purchase price we paid for the tendered shares; $3.7 for each New Applicom share, $0.8 for each Sintec share and $0.15 for each Sivan share. In November 2002, Matrix published tender offers for the shares of New Applicom and Sivan held by the public. In June 2003, Matrix published an additional tender offer to purchase the shares of New Applicom, in which Matrix purchased the remaining outstanding share capital of New Applicom held by the public. Matrix currently holds the entire share capital of New Applicom and approximately 90% interest in Sivan.

B.       Business Overview

General

          We are a global information technology, or IT, solutions and services company based in Israel.  We are principally engaged in providing software consulting services, developing proprietary software products and providing computer-based business solutions.  We currently deliver our solutions in over 50 countries worldwide to clients with complex IT services needs, including a number of “Fortune 1000” companies. We operate in two principal business areas, IT services and proprietary software solutions. Following is a description of our business areas:

          IT Services

          We design and implement IT solutions which improve the productivity of our customers’ existing IT assets. In delivering our IT services, we at times use proprietary software developed by members of the Formula Group. We provide our IT services across the full system development life cycle, including definition of business requirements, system analysis, technical specifications, coding, testing, training, implementation and maintenance.  We perform our projects on-site or at our own facilities.

          Proprietary Software Solutions

          We design, develop and market proprietary software solutions for sale in selected niche markets worldwide.  We regularly seek opportunities to invest in or acquire companies with attractive proprietary software solutions under development which we believe to have market potential. The majority of our investments and acquisitions in this area have been in companies with products beyond the prototype stage.  In addition, we selectively invest in companies with proven technology where we believe we can leverage our experience to enhance product positioning and increase market penetration.  We provide our management and technical expertise, marketing experience and financial resources to help bring these products to market. We also assist the members of our group to form teaming agreements with strategic partners to develop a presence in international markets.

          The Formula Group

          Formula is the parent company of subsidiaries and affiliates, referred to collectively as the Formula Group. We currently hold a controlling interest in our subsidiaries through our equity holdings. From time to time, if and when required, we enter into voting agreements with other shareholders of the companies, in order to retain control of our subsidiaries. We appoint a majority of the boards of directors of our subsidiaries through our equity holdings and, if required, through voting agreements with shareholders who are often members of our management or of our subsidiaries’ management.   We provide our subsidiaries with our management, technical expertise and marketing experience to help them to penetrate their respective markets.

          We direct the overall strategy of our subsidiaries.  While the subsidiaries each have independent management, we monitor the growth of our subsidiaries through the active involvement in the following matters:

•	strategic planning;

•	marketing policies;

•	senior management recruitment;

•	investment and budget policy;

•	financing policies; and

•	overall ongoing monitoring of each subsidiary’s performance.

          We promote the synergy and cooperation among our subsidiaries by encouraging the following:

•	transfer of technology and expertise;

•	leveling of human resources demand;

•	combining skills for specific projects;

•	formation of critical mass for large projects; and

•	cross-selling to group’s customer base.

          We, through our subsidiaries, offer a wide range of integrated IT solutions and services, and design, develop and market proprietary software solutions for sale in selected niche markets, both in Israel and worldwide.

          Our Subsidiaries

Matrix

          Matrix IT Ltd. is the largest IT company operating in Israel, consolidating subsidiaries of leading reputable software houses, including Matrix Systems Ltd., New Applicom, Sivan, John Bryce and Sintec.

          Matrix provides advanced IT services to approximately 500 large corporations and organizations in Israel. Matrix’ offerings to the local IT market in Israel include:

          Software development services, including:

•	Overall planning, analysis, design, development, maintenance and integration of large-scale IT projects;

•

Development of customized information systems and turnkey solutions, addressing specific customers’ needs. Matrix performs renovation of customers’ legacy systems based on new technologies available in the market and new concepts arising from changing customers’ needs.

•	Application development and systems integration of Matrix’ systems and of third parties’ systems in accordance with customers’ needs. These include:

-

Enterprise systems – Matrix provides enterprise resource planning (ERP) projects and supply chain management (SCM) projects to large industrial and commerce companies in Israel. In designing, implementing and integrating these systems, Matrix uses systems and software products developed and marketed by Matrix or by third parties. These products are modular sub-systems, each designed for a different aspect of the customer’s operations. Matrix bases its solutions upon a large number of sub-systems to deliver fully integrated enterprise solutions.

In implementing ERP projects, Matrix mainly uses proprietary software products developed by companies like Oracle, Baan (Invensys) and System Software Associates, Inc. or proprietary software developed by Matrix itself (eTafnit or Tafnit).

In implementing SCM projects, Matrix mainly uses proprietary software products developed by companies like Manugistics Inc., or proprietary software developed by Matrix itself (Warehouse Management System).

-

CRM systems – Matrix is the Israeli market leader in implementing and integrating customer relationship management (CRM) software solutions. In implementing CRM projects, Matrix mainly uses proprietary software products developed by PeopleSoft Inc. (formerly Vantive Inc.).

	-	Customer care and billing (CC&B) systems – Matrix implements CC&B systems based on systems developed by third parties.

-

Implementing database, data warehouse, data mining and business intelligence solutions of a wide variety of software vendors. Matrix is a local distributor in Israel for IBM data management software, a leading solution of relational database management systems, for Unix and Windows environments. In connection with the sale of IBM data management products, Matrix provides extensive implementation, software development, consulting, training and support services.

-

Dynamic Internet systems development and maintenance – Matrix provides development, setup and ongoing maintenance services for dynamic Internet web sites for governmental authorities, industrial enterprises and commercial business enterprises, such as banks.

•

Migration of legacy systems - Matrix provides migration services for legacy systems, adapting them to new technologies, like Internet and e-commerce environments. Matrix performs downsizing of legacy information systems to Unix and Windows NT “open” environments, while adapting computerized processes to the customer’s business strategy.

•

Consulting and professional services - in all areas of IT Services, including systems analysis and design, software development, testing, training and assimilation of software systems and software products, infrastructures, systems management and maintenance.

•

Outsourcing - Matrix is engaged in outsourcing contracts for performance of a defined portion of applications development, maintenance, operations and management of software and computer facilities for customers’ systems, which enable customers to focus on their core business.

          Software Products Distribution

          Matrix is one of Israel’s largest distributors of software products. Matrix markets and supports a large number of international software products designed to enable large organizations to efficiently develop, operate and manage large-scale software systems. Among these software products are:

•	Systems management software of BMC Software;
•	Development and testing environments of Compuware Corp;
•	Content management and personalization software of Vignette Corp;
•	Business Intelligence software of Business Objects SA;
•	Messaging and application integration software of IONA Technologies plc.;
•	CRM software of PeopleSoft Inc.;
•	Enterprise application integration software of webMethods Inc.;
•	Extract, transform and load software of Ascential Software;
•	Knowledge management software of Verity Inc.; and
•	Data management software of IBM.

          Matrix distributes these software products in Israel and provides maintenance, support and training services for these products. In many cases Matrix also integrates these software products into its own application development projects, resulting in comprehensive software solutions.

          Computer Hardware and IT Infrastructure

          In delivering integrated business solutions, Matrix markets and sells the following:

•	IBM Mainframe systems and storage devices;
•	Computer hardware and IT infrastructure for UNIX/NT servers (mainly HP and IBM), personal computers, peripheral devices, LAN, WAN and storage;
•	Active and passive communication infrastructure;
•	Integrated business solutions based on the Unix platform of HP and IBM;

          In many instances, Matrix markets the computer hardware as part of an integrated hardware and software solution, under which Matrix designs the system and provides consulting services and ongoing maintenance. In addition, Matrix offers its computer-based business solutions as complete outsourcing projects, in which Matrix installs the system and is solely responsible for its operation.

          Computer Training

          Matrix is the market leader of computer training in Israel, providing over 500 various courses to the general population and hi-tech professionals in Israel. Matrix has several training centers in Israel, including in Tel-Aviv and Jerusalem.Matrix also operates abroad via its subsidiaries in Germany, Turkey and Hungary. Matrix offers a wide array of courses, from basics of computers and programming to the most advanced topics for IT professionals. This unique position enables Matrix to provide its large corporate and government clients with the wide spectrum of IT training coverage they require.

          Matrix is an official training center for software products distributed by Microsoft, Oracle, Sun Microsystems, Cisco, Checkpoint Systems Inc., Computer Associates, RedHat Inc., Adobe Systems Inc., Autodesk  Inc., Interwise and Borland, as well as PeopleSoft CRM and Business Objects. Special courses have been developed for students requiring vocational training and end-users wishing to master the various applications which have become part of every day life.

          e-Learning - Matrix has established a virtual campus, through an innovative Internet studying environment that enables people to study at home or at work, needing nothing but their personal computer and a regular Internet connection. The platform combines interactive, synchronous teaching (real-time teaching), with asynchronous teaching (individual independent studying based on recorded lessons).

          Markets

          Matrix’s turnkey solutions, professional services, software products, hardware solutions and training services are provided primarily for the leading organizations and enterprises in Israel, based on various computer environments (like Mainframe, Unix, Linux and Windows operating systems).  In delivering these solutions, Matrix has developed significant expertise serving clients in the following vertical markets:

•

Banking and finance - Matrix is an Israeli leader of the banking computerization market. Matrix offers integrated systems and applications for the banking industry, as well as software products, hardware solutions and training services, including commercial banking, mortgages, credit card companies and insurance agencies. Matrix’s systems and applications are aimed at improving the operating efficiency of banking entities.

•

Public and Defense sector –Matrix is one of the largest suppliers of solutions and services to the public sector which includes governmental ministries, the Knesset (Israeli parliament), national authorities, IDF and defense organizations. Matrix has a long-standing reputation for the execution of successful projects for the public sector as well as software products and training services. Additionally, Matrix provides services and solutions to the national infrastructures sector, energy, transport and the health system.

•

Telecommunications - Matrix offers customer relationship management systems, billing and collection systems, dedicated systems and services for telecommunications companies as well as software products, hardware solutions and training services.

•

Commerce and industry sector - Matrix is a market leader in computerization for industries like car imports, construction and real estate, import and marketing of consumer goods, financing and leasing. Matrix executes integration projects for the implementation of ERP and CRM solutions, as well as software products, hardware solutions and training services.

          Customers

          Matrix’s customers include Israel Electric Company, Social Security, Israeli Defence Force, Mekorot, Amidar, governmental ministries and the Knesset (the Israeli parliament), commercial banks (such as Bank Leumi, Bank Hapoalim, The First International Bank and Discount Bank), loan and mortgage banks (such as Maritime Bank, Bank Tefahot, Jerusalem Bank, Igud Bank), telecommunications services providers (Bezeq, Bezeq International and Barak), credit card companies (Visa, Isracard and Leumicard), leasing companies, insurance companies (such as Harel Hamishmar, Fenix, Clal, Migdal), security agencies, cellular operators (Cellcom, Orange and Pelephone), satellite operators (YES), hi-tech companies (ECI Telecom, Motorola) and media and publishing (Yediot Ahronot).

Magic

          Magic Software Enterprises Ltd.is a leading provider of rapid application development and deployment, enterprise application integration technology and business solutions to corporations worldwide. Magic’s customers include thousands of independent software vendors, system integrators and corporations worldwide, supported by an extensive global services organization. In addition to technology, Magic also provides its customers with consulting and professional services, and training..

          Magic Core Technology

          Magic develops, markets and supports its software development and deployment technology, eDeveloper. eDeveloper enables enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized to meet current and future needs. eDeveloper, is based on a revolutionary programming paradigm that eliminates wasted time and repetition from the development cycle. eDeveloper is built around the concept of a smart application engine that provides unique platform and database independence for both Web and client/server deployment. eDeveloper integrates with standard computing architectures, including J2EE and .NET and can act as a bridge between these and other diverse standards like XML and Web services.

          eDeveloper significantly reduces maintenance time and costs. Magic’s research and development department continues to develop and integrate new technologies into eDeveloper to ensure that customers receive a state-of-the-art, efficient, development environment.

          In addition, Magic provides customers with an extensive framework for business integration, called the iBOLT Integration Suite, which includes eDeveloper core technology as the primary development component. Magic development and integration products empower customers to significantly improve their business performance and return on investments by enabling the affordable and rapid integration of diverse applications, systems and databases to streamline business processes.

          The iBOLT Integration Suite enables companies to utilize their existing business processes and legacy investments, and rapidly customize solutions to meet specific enterprise needs.

          The iBOLT Integration Suite is an enterprise application integration environment with a strong business rules engine underpinning that is designed to enable mid-sized organizations to affordably and quickly integrate critical business processes.  It is a multi-tiered environment baed on the multi-tiered deployment environment of eDeveloper.  The solution consists of a user interface layer, a business process layer, an application connectivity layer and a messaging layer.  It is a component-based environment, where developers define and combine large and small components to automate business processes.

          Magic’s technologies adhere to open standards and deliver high levels of portability and scalability,  crucial for today’s dynamic business environmentand operate as a uniform application paradigm independent of architecture (Internet, Client/Server, Mobile, LAN/WAN), operating systems (Windows, Linux, UNIX, iSeries), database (DB2, Oracle, Informix, MS SQLServer, Pervasive, etc.), or platform (.NET, J2EE).

          Enabling Business

          Magic technology and solutions are particularly in demand when time-to-market is critical, budgets are tight, integration with multiple platforms, databases or existing systems and business processes is required, or a high degree of application maintenance and customization is anticipated.

          Magic addresses customers’ critical business need to respond quickly to changing market demands. Magic creates, deploys and maintains robust business solutions with unrivaled productivity and time to results.  Magic’s unique development methodology enables developers to create better solutions in less time and with fewer resources.

          A wide variety of developers use Magic’s products, including in-house corporate development teams and software houses. Large and medium sized system integrators use Magic’s products in large customized system integration projects and for developing industry-specific vertical applications.

          Professional Services

          Magic offers customers, together with Magic’s partners, application integration and development services that assist customers to maximize their development investments. These services include project management, technical support, installation services, application development, integration, consulting and training. All projects are subject to a rigorous standard for project management and quality assurance.

          Strategic Alliances

          Magic forms strategic alliances to help deliver complete solutions to customers. These solutions encompass application integration, development, vertical domain expertise and hardware implementation. Magic maintains strategic alliances with leading vendors, like IBM and Software AG. In addition, Magic formed alliances with system integrators, software and hardware vendors and consulting organizations. These partnerships enable Magic to better serve its customers worldwide.

          Vertical Solutions

          Magic develops, markets and supports vertical applications, including long-term care, criminal justice and multi-facility vehicle-rental management solutions. These solutions include:

•

Care industry - Magic develops and markets application software targeted at the long-term care industry. Magic designed its comprehensive solution to meet the management information needs of retirement homes, nursing homes, assisted-living facilities, continuing-care retirement communities and home-health and rehabilitation agencies.

•

Vehicle rental - Rentpro -  Magic develops, markets and sells Rentpro, a solution that includes more than 90% of the functions usually required by multi-facility car and truck-rental companies worldwide. Rentpro can manage varied functions like the purchase and sale of vehicles, reservations’ management, leasing and rental arrangements and fleet control and management.

•

Banking - Cheq Mate - Magic develops and markets Cheq Mate, a banking application that provides most of the functionality required to run a retail branch, including support for various deposit types, advances, time deposits, bank guarantees, letters of credit and portfolio management.

•

Professional services - Magic offers flexible and creative solutions in the areas of infrastructure design and delivery, application development, technology planning and implementation services, and supplemental staffing.

          Customers

          Tens of thousands of end-users run their business systems on Magic technology. These include Allstate, McDonalds, Bank of France, Fiat, Nintendo, Club Med, Financial Times, Gannet Media, Hitachi, Kodak, Matsushita, McKesson HBOC, Minolta, Nestle Nespresso, Philip Morris, Steelcase, adidas-Solomon, State of Washington, John Menzies, Athlon Group, Marconi Mobile, Compass Group PLC and the United Nations.

Crystal

          Crystal Systems Solutions Ltd. provides end-to-end enterprise IT modernization solutions. Crystal’s solutions offer an efficient and cost-effective process for extension of the return on investment of existing enterprise IT investments by understanding and leveraging current systems and applications and enabling enterprises to effectively update their systems to adapt to new business rules and compete in today’s environment.

          Companies modernize their IT systems and applications in order to address changing business needs while maintaining a competitive edge in the market.  Among the various alternatives of renewal of the legacy systems, buying packaged software or rebuilding entire applications, the most efficient and viable way for enterprises to protect their existing investments is to use enterprise IT modernization solutions.

          These solutions enable enterprises’ IT departments to:

•	understand complex IT environments;
•	manage existing IT assets efficiently;
•	consolidate IT infrastructure;
•	reuse components and business rules;
•	reduce mission critical project risk; and
•	adapt to regulatory changes.

          Crystal’s understanding, migration, transformation and development solution portfolio includes software products, software tools and support services that are aimed to address the most pressing challenges organizations and companies face today. Crystal’s comprehensive enterprise technologies span mainframe, midrange and client/server computing platforms. Crystal has enhanced its expertise through the successful completion of projects for many large organizations, establishing credibility and achieving international recognition and presence. Based on its technology and that of its affiliates and investees, Crystal develops and markets software tools and related methodologies. Crystal delivers its tools and methodologies together with training and support in order to provide enterprises with comprehensive modernization solutions.

          Crystal’s enterprise IT modernization solutions are divided into the following categories:

          Enterprise IT Understanding

          Consolidated warehousing of IT operational and development information, enabling companies to better understand their IT environment, more efficiently manage IT systems, integrate new software packages, re-use existing systems and build new applications.The leading software tool in this group of solutions is IT Discovery.

          IT Discovery provides an automated, accurate and immediate impact analysis for centralized and distributed IT systems. The solution includes detailed reports which map system-wide operational activity as well as interaction between all applications and other software components, allowing companies to make informed decisions about the future changes and usages of their IT environment.

          Enterprise IT Migration

          Automated migrations of legacy applications, platforms, languages and data, allowing companies to operate their IT systems independently without relying on previous technology support providers. The leading software tool in this group of solutions is DBMSMigrator.

          DBMSMigrator offers automated migration of applications from non-relational databases like IDMS, ADABAS and VSAM to relational database like DB2 and Oracle. DBMSMigrator performs automated conversions, leaving companies with no residuals, emulation software or translation procedures. DBMSMigrator provides companies with fully functional compliance for source and target applications, minimal application, functional and logical program flow changes and minor transition impact.

          Enterprise IT Transformation

          Enterprise-wide application transformations required by regulatory changes and new business requirements, allowing companies to extend the life of their IT systems.The leading software tools in this group of solutions are:

          EuroEnabler. EuroEnabler, is a highly automated, rules-based tool that enables a step-by-step, comprehensive Euro conversion process. EuroEnabler fully preserves system and data integrity and helps maintain the usual level of system application development and maintenance throughout the process. EuroEnabler has been used in successful conversions of approximately 1 billion lines of code.

          UPCEnabler. UPCEnabler for universal product code, or UPC, is based on the unique flexible technology developed for complex and large-scale modifications to data field length, type and structure. UPCEnabler is available for MVS and Unix systems written in most popular programming languages, using various databases and file structures.

          Enterprise IT Development

          Enterprise IT development is a technology independent environment, offering companies a way to efficiently mine and re-write their existing applications. With Crystal’s development solutions, companies can incrementally re-develop their legacy systems and extend them to new technologies.The leading software tools in this group of solutions are:

          AppBuilder. AppBuilder, is a premier development environment. AppBuilder software is used for the management, maintenance and development of large and complicated applications needed by large businesses.  It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily. Enterprises using AppBuilder can build, deploy and maintain large-scale custom-built business applications for years without being dependent on any particular technology.

          MainWin. Crystal develops, markets, and supports the MainWin products through its subsidiary, Mainsoft Corporation. MainWin is an advanced application-porting platform that allows applications developed on Windows to be rapidly ported to multiple Unix operating systems without the investment usually associated with such an undertaking.  Most enterprise computing environments require many critical applications to run on an installed base of one or more Unix systems.

          Using MainWin products, independent software vendors and enterprise IT professionals can develop software applications using the powerful Windows development tools and then quickly and efficiently deploy those Windows applications natively on Unix systems.

          Customers

          Crystal’s customers include Microsoft Corp., Synopsis, Inc., Computer Associates International, Inc., Mentor Graphics Corporation, Cadence Design Systems, Inc., Siebel Systems, Inc., Rational Software Corporation, Crystal Decisions Corporation, Environmental Systems Research Institute, Altera Corporation, Merrill Lynch, Shaw Industries, Inc., Barmenia Versicherung(Germany), MCI Worldcom Network Services, Inc., DIMIA- Department of Immigration & Multicultural &Indegenous Affairs (Australia), Bank Leumi Le-Israel B.M. and Argus Health Systems.

          Recent Developments

          In November 2002, Crystal acquired Liraz’s business which includes the operations of BluePhoenix Solutions B.V. and BluePhoenix’ international subsidiaries. Following Liraz’s acquisition, Crystal and BluePhoenix are combining their global operations, creating a leading force in the enterprise IT modernization market. Crystal has currently local offices in the United states, United Kingdom, The Netherlands, Denmark, Germany, Italy, Cyprus, Romania and Israel.

Sapiens

          Sapiens International Corporation N.V.is a global provider of IT solutions that modernize business processes to enable insurance and other companies to quickly adapt to changes in customers’ needs and technology and business changes. Sapiens’ modular solutions align IT with business demands for speed, flexibility and efficiency. Sapiens’ solutions consist primarily of Sapiens’ technology, methodology and consulting services, all of which address the complex issues related to the life-cycle of enterprise business applications.

          Solutions and Services

          Since 2000, Sapiens has been focusing on the insurance industry, delivering customizable solutions for life and pension insurance, general insurance and the provision of loans and mortgages. Sapiens’ aim is to help the insurance industry become more agile in the face of new dynamics and quickly adapt to changes, while significantly reducing the IT costs.  By partnering with leading insurance companies, the company has developed the Sapiens INSIGHT insurance solutions suite that is already helping enterprises adapt to the marketplace’s time and cost pressures.  Sapiens INSIGHT, designed for the general and life insurance markets, can be customized to match specific legacy systems and business requirements while providing pre-configured functionality. These solutions can be used independently or collectively as follows:

•

Policy INSIGHT: simplifies and accelerates the cycle of new-business, policy processing and administration through modular, web-enabled solutions, thus delivering increased responsiveness and system visibility.

•	Claims INSIGHT: designed to manage and improve the information flow of claim handling, providing faster return on investment by reducing the total claims pay-out.

•

Closed Books INSIGHT: provides the insurer with significant time and cost savings by more effectively managing inefficient, time-consuming and resource-intensive management of closed books of business.

          Sapiens has executed independent projects for the insurance market as well, providing enhanced information access and visibility to empower the sales, agent and broker community, thus accelerating transaction processing for improved customer service and business efficiency.

          Sapiens’ solutions are based on its eMerge technology, a rules-based application development suite which enables rapid solution development for complex mission-critical enterprises. Sapiens eMerge covers rapid application development, or RAD, and re-engineering, legacy-to-web integration and application integration with other back-end and front-end systems and processes.

          Outsourcing and IT Services. Sapiens is currently servicing multi-year outsourcing contracts with blue-chip customers involving mission-critical systems. Sapiens performs outsourcing projects either on or off customers’ premises. Sapiens’ asset discovery solution contributes to the maintenance and management of enterprises’ IT environment.In addition,Sapiens provides customers with specialized IT services including project management and technical assistance. Sapiens uses its RAD methodology to facilitate the development of projects and offers ongoing solution support at customer premises, Sapiens’ premises or any combination thereof. Sapiens offers both short-term and long-term support contracts.

          Customers

          Sapiens’ global, blue-chip customer base is built on years of trust and on-time delivery. Customers include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Occidental Fire & Casualty, Abbey National, Panasonic UK, Six Continents Hotels (Bass Hotels - Holiday Inn), Honda Motors, IBM, International Paper and other major organizations worldwide.

nextSource Inc.

          nextSource Inc. is the sole provider of a complete solution suite, named The People Blue Book, or PBB, that addresses all businesses’ needs in the field of human resources.  The PBB is a central hub that provides users with a broad spectrum of information and services relating to human resources, in a web-hosted and customer configurable environment.  nextSource developed the PBB with the objective of creating a pre-eminent human capital resource tool. The PBB offers the following solutions:

•

A web-based vendor management solution for managing customers’ internal and external contingent workforce. nextSource’s Talent Acquisition Management Solution, also known as TAMS makes it easier for customers to find, engage and deploy talent personnel, faster and more effectively, while ensuring competitive labor costs. TAMS streamlines the hiring process, allowing for enhanced communication with candidates, more efficient distribution of open positions to vendors and a decrease in time spent on administrative tasks.

•

Agency services through nextSource’s value-added reseller program. This solution provides staffing vendors with opportunities to increase revenue, bring added value to existing business relationships.  nextSource has also created The Multiple Listing Staffing Association, an industry-wide network of independent staffing suppliers working collectively to staff openings for customers with the best candidates in the shortest time intervals.

•

The People Ticker which provides businesses with real-time views of market rates for both contingent and full time workers, based upon skill-set, years of experience and geographic location.  This one-of-a-kind tool enables corporate customers to truly benchmark their contingent labor costs against the most current information available.  The database is updated on a real time basis several times per hour.

•

The nextSource Job Board utilizes an extensive resume database and comprehensive searching capabilities to provide an online marketplace that links qualified talent with progressive talent seekers.  nextSource also offers a unique reverse auction that allows potential candidates to bid on a posted opening thereby driving down the cost to the customer.

•

Human resources, or HR, services, include services of a professional employer organization for payroll processing, benefits administration, recruiting, and other HR related services.  nextSource also offers “payrolling services” to minimize the co-employment risks and eliminate the administrative burdens associated with the employment of independent contractors, retirees, summer interns and other temporary workers.

•

A wide range of procurement services and vendor management services to complement the implementation of nextSource’s TAMS solution.  Through its value-added procurement service, nextSource offers a fully outsourced procurement/vendor management solution to customers looking for a complete solution.

Sales and Marketing

          Our subsidiaries conduct sales and marketing efforts primarily through division or product managers. In certain cases, the companies devote sales managers who, aided by their staffs, are responsible for ongoing customer relationships, as well as sales to new customers. In addition, the IT services companies participate in competitive bidding processes, primarily for turnkey and government projects, as well as large IT services contracts. Our subsidiaries attend trade shows and exhibitions in the high technology markets, while further supplementing their sales efforts with space advertising and products and services listing in appropriate directories. In addition, our subsidiaries organize user group meetings for their customers, where new products and services are highlighted.  We typically enter into strategic alliances and intend to pursue acquisitions in order to penetrate various international markets and promote sales of our proprietary software solutions in international markets.

          The following table summarizes our revenues by operating segments for the periods indicated:

	Software Services	Proprietary Software Products	Total

	$ thousands

Year ended December 31,
2002	171,342	111,968	283,310
2001	208,946	178,736	387,682
2000	213,704	188,765	402,469

          The following table summarizes the revenues from our IT products and services by geographic regions for the periods indicated:

	Year ended December 31,

	2002	2001	2000

	$ thousands

Israel	156,212	219,055	219,386
International:
United States	65,654	93,823	100,419
Other (includes various countries, mainly in Europe)	61,444	74,804	82,664

	127,098	168,627	183,083
Total	283,310	387,682	402,469

Competition

          The markets for the IT products and services we offer are rapidly evolving and highly competitive. Our ability to compete successfully in IT services markets depends on a number of factors, like breadth of service offerings, sales and marketing efforts, service, pricing, and quality and reliability of services. The principal competitive factors affecting the market for the proprietary software solutions include product performance and reliability, product functionality, availability of experienced personnel and price, ability to respond in a timely manner to changing customer needs, ease of use, training and quality of support. We face competition, both in Israel and internationally, from a variety of companies, including companies with significantly greater resources than us who are likely to enjoy substantial competitive advantages, including:

•	longer operating histories;

•	greater financial, technical, marketing and other resources;

•	greater name recognition;

•	well-established relationships with our current and potential clients; and

•	a broader range of products and services.

          As a result, they may be able to respond more quickly to new or emerging technologies or changes in customer requirements. They may also benefit from greater purchasing economies, offer more aggressive product and service pricing or devote greater resources to the promotion of their products and services. In addition, in the future, we may face further competition from new market entrants and possible alliances between existing competitors. We also face additional competition as we continue to penetrate international markets. As a result, we cannot assure you that the products and solutions we offer will compete successfully with those of our competitors. Furthermore, several software development centers worldwide, like in India, offer software development services at much lower prices than we do. Due to the intense competition in the markets in which we operate, software products prices may fluctuate significantly. As a result, we may have to reduce the prices of our products.

          Our principal competitors in the domestic Israeli market are Israeli IT services companies and systems integrators, the largest of which are Ness Technologies Inc. and Zeevi Computers Group.  Our international competitors in the Israeli marketplace include Compaq, EDS, IBM and Microsoft.  These international competitors often use local subcontractors to provide personnel for contracts performed in Israel.

          Our competitors in international markets include the following:

          Magic’s principal competitors in the market of the eDeveloper technology are Visual Basic (Microsoft), Progress, Delphi and Jbuilder (Borland), Oracle, Compuware, Lansa and packaged applications like SAP, and PeopleSoft which could hinder projects. The principal competitors in the market for the iBOLT Integration Suite are Seeburger, Microsoft BizTalk, Axway and Mercator.

          Crystal’s principal competitors include leading software developers, who enable customers to replace or modernize their legacy systems, such as IBM, Micro Focus, Software Technologies, and ASG (Allen Systems Group). In addition, Crystal faces competition from companies operating in the four principal areas of the enterprise IT modernization market: enterprise IT understanding, enterprise IT migration, enterprise IT transformation and enterprise IT development. Most of Crystal’s principal competitors tend to offer solutions only for selected segments, while Crystal’s solutions cover all four areas. Its principal competitors consist of system integrators and tool vendors. System integrators include IBM, Cap Gemini E&Y and EDS. Crystal cooperates with some of these system integrators in providing certain solutions.Crystal’s competitors for the infrastructure modernization tools include DMR/Amdahl, Oracle Corporation and Sun Microsystems Inc. The principal direct competitor for Crystal’s Windows to Unix cross-platform products is Bristol Technology, Inc., which is a source code licensee of an earlier version of Windows-NT. Citrix Systems Inc. is one of the principal indirect competitors, and is also a Microsoft source code licensee. Indirect competitors also include internal product development groups within current and potential customers.

          Sapiens’ principal competitors in the application development and e-commerce marketplaces include tool vendors and system integrators. RAD tool vendors competing with Sapiens include Versata, Software AG, HNC (Blaze), ARTEch (GeneXus), and Lansa. Consultants and system integrators that offer competing solutions include IBM, EDS, Cap Gemini, Computer Associates International, Andersen Consulting, and KPMG. Sapiens’ competitors in the legacy evolution marketplaces include tool vendors and system integrators. Tool vendors include SAGA Systems, Seagull, Neon, Relativity, Merant, SEEC, Most, Intercomp and IBM. Web consultants and system integrators that offer competing solutions include IBM, Cap Gemini, Xpedior, Sapient, Cambridge Technology Partners, Computer Associates International, Andersen Consulting, USWeb/CKS and EDS.

Software Development

          The software industry is characterized by rapid technological developments.  In order to maintain technological leadership, we engage in ongoing software development activity through our subsidiaries, aimed at both creating new proprietary software and services, as well as enhancing and customizing existing products and services. This effort includes introducing new supported programming languages and database management systems; improving functionality and flexibility and enhancing ease of use. We work closely with current and potential end-users, our strategic partners and leaders in certain industry segments to identify market needs and define appropriate product enhancements and specifications.

Intellectual Property Rights

          Neither we nor our subsidiaries have any patents. However, certain of our subsidiaries have patent applications pending.

          We rely on a combination of trade secret, copyright and trademark laws and non-disclosure agreements, to protect our proprietary know-how. Our proprietary technology incorporates processes, methods, algorithms and software that we believe are not easily copied.  Despite these precautions, it may be possible for unauthorized third parties to copy aspects of our products or to obtain and use information that we regard as proprietary.  We believe that, because of the rapid pace of technological change in the industry, patent and copyright protection are less significant to our competitive position than factors such as the knowledge, ability and experience of our personnel, new product development and ongoing product maintenance and support.

C.          Organizational Structure

          Dan and Gad Goldstein are co-founders, directors and shareholders of Formula. They are also directors and shareholders of several other companies which, together with us and the other subsidiaries, are known as the Formula Group. Formula is the parent company of the Formula Group.

          The following table presents certain information regarding the control and ownership of our significant subsidiaries, as of June 1, 2003.

Subsidiary	Country of Incorporation	Percentage Of Ownership

Matrix IT Ltd.	Israel	65.3%

Magic Software Enterprises Ltd.	Israel	55.2%

Crystal Systems Solutions Ltd.	Israel	58.8%

Sapiens International Corporation N.V.	Netherlands Antilles Islands	50.0%

nextSource Inc.	United States	100.0%

          The ordinary shares of Crystal, Magic and Sapiens are traded on the Nasdaq National Market and on the TASE, and the ordinary shares of Matrix are traded on the TASE.

D.       Property, Plants and Equipment

          Our corporate headquarters, as well as the research and development and sales and marketing headquarters of a majority of our subsidiaries, are located in Herzlia, Israel.  We lease approximately 70,000 square feet of office space in Herzlia, pursuant to a lease which will expire on October 31, 2005 with an option to extend for an additional 36 months.

          We lease an additional aggregate 75,000 square feet of office space in another building in Herzlia pursuant to leases ending between December 2003 and June 2004, with an option to extend for an additional 30 to 35 months. We are currently negotiating the extension of the lease.

          We own a 34,000 square feet facility in Or-Yehuda, Israel.

          Several of our subsidiaries lease approximately 120,000 square feet of office space and warehouses in several other locations in Israel. Several of our subsidiaries also lease sales and support premises in the United States, Europe and Asia.

          The aggregate amount we paid pursuant to our lease agreements in 2002 was approximately $7.4 million.

          We believe that our properties are adequate for our present uses. If in the future we will require additional space to accommodate our growth, we believe that we will be able to obtain this additional space without difficulty and at commercially reasonable prices.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

          We design, develop and implement innovative business-critical information technology solutions. We also design, develop and market proprietary software solutions for sale in selected niche markets worldwide.

          We recognize revenues in two categories: the delivery of software services and the delivery of proprietary software solutions. All of our subsidiaries, including IT services companies and proprietary software solutions companies, recognize revenues from the delivery of software services, and most of them recognize revenues in both revenue categories. We have separated our subsidiaries into these categories in accordance with the category in which each subsidiary has earned most of its revenues. For information with respect to the accounting principles we use in revenue recognition, see Note 1K to our consolidated financial statements.

          We recognize, in non-operating income, gains and losses arising from the sale of previously un-issued capital stock by a subsidiary or an affiliate to outside investors, if the sale changes our ownership percentage in this entity. We measure the gain or loss by the difference between our share in the proceeds from this stock offering and the carrying amount, on an equity basis, of the proportionate reduction in our investment. Transactions of this nature do not occur on a regular basis and it is difficult for us to predict their timing.

          We currently hold a controlling interest in our subsidiaries through our direct equity holdings. From time to time, if and when required, we enter into voting agreements with other shareholders of the companies, in order to retain control of our subsidiaries.  As a result of our controlling interests in the subsidiaries, we consolidate the operating results of these subsidiaries.  If we are unable to maintain a controlling interest in our subsidiaries, as a result of equity issuances by subsidiaries or otherwise, we cease to consolidate their operating results. This could cause significant fluctuations of our consolidated operating results. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and you should not rely on these comparisons as indications of our future performance.

          On December 31, 2001, we sold to Formula Vision our entire shareholdings in several of our private companies. As a result, we have not consolidated these companies in our balance sheet as of December 31, 2001. Beginning with the first quarter of 2002, we ceased consolidating their result of operations. This has influenced our results of operations in 2002, and amoung others, our revenues, cost of revenues, software development costs and selling, general and administrative expenses have been decreased.

          Beginnng with the fiscal year ended December 31, 2002, we prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, referred to as U.S. GAAP. Under U.S.GAAP, we cannot use adjusted NIS reflecting changes in the Israeli consumer price index, as we have used in the past. Instead, we use nominal values of the NIS translated into dollars as described below. As a result, we have restated certain figures in our financial statements relating to prior periods.

         Our functional and reporting currency

         Formula and most of our subsidiaries operate primarily in the economic environment of the New Israeli Shekel (NIS). The functional currency of our other subsidiaries is the dollar. We use the dollar as our reporting currency.

         We translate our financial statements into dollars, as well as the financial statements of our subsidiaries whose functional currency is the NIS, under the principles described in Financial Accounting Standards Board Statement No. 52. Assats and liabilities have been translated at period-end exchange rates.  Results of operations have been translated at the exchange rate at the dates on which those transactions accurred or at an average rate. We present material differences resulting from translation under shareholder’s equity in the item accumulating other comprehensive income (loss).If gains and losses arising from these translations are immaterial, we record them as financial expenses included in the statements of income. In the consolidation, we present the financial statements of subsidiaries whose functional currency is the dollar, at the original amounts.

Critical Accounting Policies

          In preparation of our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

         Revenue Recognition

         The revenue recognition policy of each of our significant subsidiaries is material because our revenue is a key component of our results of operations. Our revenue recognition determines the timing of certain expenses, such as commissions and royalties. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses.

         Revenues derived from direct software license agreements are recognized in accordance with Statement of Position (SOP) 97-2 “Software Revenue Recognition” (as amended by SOP 98-4 and SOP 98-9), upon delivery of the software when collection is probable, the license fee is otherwise fixed or determinable and persuasive evidence of an arrangement exists. When a project involves significant modification of software, revenue is generally recognized according to the percentage of completion method. Under this method, estimated revenue is generally accrued based on costs incurred to date as a percentage of total updated estimated costs.

         We recognize revenues from projects billed on a time and material basis, based on SOP 81-1 “Accounting for Performance of Construction - Type and Certain Production - Type Contracts”, using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provision for estimated losses on uncompleted contracts is made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2002, no such estimated losses were identified.

          We recognize revenues from consulting fees with respect to fixed fee contracts, based upon the percentage of completion method. We recognize contract losses, if any, in the period in which they first become evident.

          Revenues from contractual maintenance contract and training are recognized rutably over the contract period.

          Revenues from sales of hardware are recognized when the merchandise is delivered to the customer, provided no significant vendor obligations remain.

          Our management believes that our revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101).

          Impairment of Goodwill

          We periodically evaluate acquired businesses for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have a material adverse effect on our financial condition and results of operations.

          Debentures

          One of our assets is comprised of debentures issued to us by Formula Vision in connection with the sale of private companies held by us to Formula Vision. We evaluate, periodically, the quality of the indebtedness, the financial strength of Formula Vision and its ability to meet the repayment schedule of the loan.  However, in the event that Formula Vision fails to repay the loan under the terms of the debentures, our business, financial condition and results of operations would be materially adversely affected.

A.      Operating Results

         Years Ended December 31, 2002 and 2001

         Revenues.  Revenues decreased from $387.7 million in 2001 to $283.3 million in 2002. The decrease in revenues was mainly attributable to the sale to Formula Vision of certain of our privately-held subsidiaries at the end of 2001. In addition, in 2002, we had a slight decrease in demand for our products and services.  Revenues from the two categories of our operation were as follows:  Revenues from the delivery of software services decreased from $208.9 million in 2001 to $171.3 million in 2002. Revenues from the sale of proprietary software solutions decreased from $178.7 million in 2001to $112.0 million in 2002.

         Cost of Revenues.   Cost of revenues consists primarily of wages and related expenses and hardware and other materials costs.  Cost of revenues deccreased 28% from $261.3 million in 2001 to $186.9 million in 2002.  As a percentage of revenues, cost of revenues remained relatively the same in 2002 and 2001. The decrease in cost of revenues was primarily due to the sale of certain of our privately-held subsidiaries to Formula Vision at the end of 2001.

          Software Development Costs, net.   Software development costs consist primarily of wages and related expenses and, to a lesser degree, consulting fees we pay to independent contractors engaged in research and development.  Software development costs, net, consist of software development costs, gross, less capitalized software costs.  Software developments costs, gross, in 2002 and 2001 were $20.4 million and $31.1million.  In 2002, we capitalized software costs of $4.4 million compared to $9.8 million in 2001.  Software development costs, net, decreased 25% from $21.3 million in 2001 to $16.0 million in 2002.  As a percentage of revenues, software development costs, net were 5.5% in 2001 and 5.6% in 2002.  The decrease in software development costs was attributed primarily to the sale to Formula Vision, at the end of 2001, of certain of our privately-held subsidiaries characterized by substantial research and development activities. Amortization of capitalized software costs were $5.1 million in 2002 and $6.6 million in 2001, which amounts were included in cost of revenues.

          Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist primarily of severance and related expenses, travel expenses, selling expenses, rent, utilities, depreciation, amortization and professional fees.  Selling, general and administrative expenses decreased from $151.3 million in 2001 to $85.3 million in 2002.  As a percentage of revenues, selling, general and administrative expenses decreased from 39% in 2001 to 30% in 2002.  This decrease was primarily attributable to the efforts of our subsidiaries to reduce their operating expenses, the sale of certain of our privately-held subsidiaries to Formula Vision and cessation of amortization of goodwill in 2002.

          Restructuring Costs. Restructuring costs consist primarily of wages and relocation expenses, as well expenses related to closing of branches. Restructuring costs were $11.0 million in 2001 and $1.8 million in 2002. Restructuring costs in 2002 reflect primarily Magic’s restructuring costs.

          Operating Loss.  In 2002, we had operating loss of $6.7 million compared to operating loss of $57.3 million in 2001. The operating loss in 2002 is attributable to the operating loss of certain of our subsidiaries which were harmed by the global and local slow-down.The operating loss in 2001 is attributable to the operating loss of certain of our subsidiaries, like Magic, Crystal and Sintec which were harmed by the global and local slow-down, as well as to losses incurred by some of our privately-held subsidiaries which concentrate in research and development of products aimed for sale in the international markets. These privately-held subsidiaries were sold at the end of 2001 to Formula Vision.

          Financial Income, net.  Financial income, net in 2002 was $3.6 million compared to $2.7 million in 2001.  Financial income (expenses), net, is influenced by various factors, including our cash balance, changes in the exchange rate of the NIS against the dollar, as well as changes in the consumer price index, or CPI.

          Other Expenses, net.  Other expenses, net in 2002 and 2001 were $2.1 million and $36.7 million.  Other expenses, net in 2002 was caused primarily by a partial write off of an investment by Crystal. Other expenses, net in 2001 consist primarily of write off of goodwill by members of our group which include the write off of goodwill of $22.0 million by Magic, $5.0 million by New Applicom and $4.0 million by Crystal. In addition, Formula wrote off $4.8 million with respect to its investment in Thoughtbubble.

          Gain on Realization of Shareholdings.  Gain on realization of shareholdings in 2002 was $4.7 million compared to $773,000 in 2002.  Gain on realization of shareholdings in 2002 was attributable to the sale of Level 8 shares by Crystal which resulted in gain of $5.5 million to Crystal.   Gain on realization of shareholdings in 2001 was attributable to gains recorded by our subsidiaries.

          Taxes on Income.  Taxes on income in 2002 were $2.0 million compared to $6.2 million in 2001.  Our effective tax rate relates to a portion of our earnings that we derive from capital gains. These capital gains are partly offset by other capital gains that are tax exempt, as well as by a portion of earnings derived from operations that are tax exempt under the Law of Encouragement of Capital Investments, 1959. Taxes on income are also attributable to certain of our subsidiaries that had taxable income.

          Company’s Equity in Results of Affiliates, net.  Our equity in losses of affiliates, net were $2.3 million in 2002 compared to $9.9 million in 2001.  This decrease stems from the sale of subsidiaries’ affiliates and affiliates of Formula to Formula Vision as part of our restructuring process.

          Minority Interest, net.  Minority interest, net, includes the minority interest in companies which are not wholly owned by the Formula Group during each of the periods indicated. Minority interest in losses of subsidiaries in 2002 was $2.4 million compared to minority interest in losses of subsidiaries of $46.9 million in 2001. This decrease in minority interest, net is attributable to the improvement of the results of certain of the subsidiaries and the decrease in their losses and to the sale of certain subsidiaries to Formula Vision.

         Years Ended December 31, 2000 and 2001

         Revenues.  In 2001, revenues were $387.7 million compared to $402.5 million in 2000. In 2001, we had a slight decrease in our revenues as a result of a decrease in demand for our products and services. This decrease was offset by the consolidation of the results of operations of Liraz in the fourth quarter of 2001.  Revenues from the two categories of our operation were as follows:  Revenues from the delivery of software services were$208.9 million in 2001 and $213.7 million in 2000. Revenues from the sale of proprietary software solutions were $178.7 million in 2001 and $188.8 million in 2000.

         Cost of Revenues.   Cost of revenues increased 9% from $239.5 million in 2000 to $261.3 million in 2001.  As a percentage of revenues, cost of revenues increased from 60% in 2000 to 67% in 2001. This increase was primarily caused by the decrease in sales of our proprietary software solutions which are generally characterized by a higher gross margin.

          Software Development Costs, net.   Software developments costs, gross, were  $33.5 million in 2000 and $31.2 million in 2001.  In 2000, we capitalized software costs of $13.0 million compared to $9.9 million in 2001.  Software development costs, net, increased from $20.5 million in 2000 to $21.3 million in 2001.  As a percentage of revenues, software development costs, net were 5% in 2000 and 5.5% in 2001.  The increase in software development costs was attributed to the development activities conducted mainly by Crystal, Magic, New Applicom, Liraz and the privately held subsidiaries which were sold to Formula Vision at the end of 2001. Amortization of capitalized software costs were $6.6 million in 2001 and $0.9 million in 2000, which amounts were included in cost of revenues.

         Selling, General and Administrative Expenses.  Selling, general and administrative expenses increased from $142.0 million in 2000 to $151.3 million in 2001.  As a percentage of revenues, selling, general and administrative expenses increased from 35% in 2000 to 39% in 2001.  This increase was primarily attributable to the efforts of Crystal, Magic, New Applicom and certain other subsidiaries to penetrate into international markets, in particular, the United States and Europe, and an increase in depreciation and amortization.

         Restructuring Costs. Restructuring costs were $2.4 million in 2000 and $11.0 million in 2001. Magic, Crystal and New Applicom contributed $6.6 million, $2.8 million and $1.5 million to the restructuring costs in 2001. Restructuring costs in 2000 reflect Magic’s restructuring costs.

         Operating Loss.  In 2001, we had operating loss of $57.3 million compared to operating loss of $2.0 million in 2000. The operating loss in 2001 is attributable to the operating loss of certain members of the Formula Group, like Magic, Crystal and Sintec which were harmed by the global and local slow-down, as well as to losses incurred by some of our privately-held subsidiaries which concentrate in research and development of products aimed for sale in the international markets. These privately-held subsidiaries were sold at the end of 2001 to Formula Vision.

          Financial Income, net.  Financial income, net in 2000 was $8.5 million compared to $2.7 million in 2001.  Financial income (expenses), net, is influenced by various factors, including our cash balance, changes in the exchange rate of the NIS against the dollar, as well as changes in the  consumer price index.

          Other Expenses, net.  Other expenses, net were $300,000 in 2000 and $36.7 million in 2001.  The increase in 2001 in other expenses, net was caused primarily by the write off of goodwill by members of our group which include the write off of goodwill of $22.0 million by Magic, $5.0 million by New Applicom and $4.0 million by Crystal. In addition, Formula wrote off $4.8 million with respect to its investment in Thoughtbubble.

          Gain on Realization of Shareholdings.  Gain on realization of shareholdings in 2000 was $66.7 million compared to $773,000 in 2001.  Gain on realization of shareholdings in 2001 was attributable to gains recognized by our subsidiaries. Gain on realization of shareholdings in 2000 was primarily attributable to the sale of Magic shares by us in the public offering of Magic and the decrease in our shareholdings in Magic. This sale resulted in gain to us of $25.8 million, as well as other gains incurred by our subsidiaries, particularly by Formula Vision, which recognized approximately $26.9 million of capital gains in 2000. Of these capital gains, Formula Vision derived $21.5 million from the decrease in its shareholdings in Magic and $6.4 million from the decrease in its shareholdings in Walla.

          Taxes on Income.  Taxes on income in 2001 were $6.2 million compared to $13.1 million in 2000.  Our effective tax rate relates to a portion of our earnings that we derive from capital gains. These capital gains are partly offset by other capital gains that are tax exempt as well as by portion of earnings derived from operations that are tax exempt under the Law of Encouragement of Capital Investments, 1959.

          Company’s Equity in Results of Affiliates, net.  Our equity in losses of affiliates, net in 2001 were $9.9 million compared to $5.6 million in 2000.  This increase stems from the consolidation of new companies, as well as from an increase in losses of certain of our subsidiaries’ affiliates and affiliates of Formula which concentrate primarily in research and development of products aimed for sale in international markets.

          Minority Interest, net.  Minority interest, net, includes the minority interest in companies which are not wholly owned by the Formula Group during each of the periods indicated. Minority interest in losses of subsidiaries, in 2001 was $46.8 million compared to minority interest in gain of subsidiaries of $16.1 million in 2000. Minority interest in losses in 2001 are attributable to the deterioration in the financial results of certain subsidiaries.

Impact of Inflation and Currency Fluctuations on Results of Operations

         Most of our revenues from sale of our products and services are in dollars or are linked to the dollar, while a substantial portion of our expenses, principally salaries and related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations and decreasing our operating profit. In recent years, the rate of devaluation of the NIS against the dollar has exceeded the rate of inflation, a reversal from prior years.We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our operating profit will be adversely affected. To date, we have not engaged in significant hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. However, we cannot assure you that these measures will adequately protect us from adverse effects arising from the impact of inflation in Israel.

Political, Economic and Military Conditions in Israel

          Our headquarters and principal research and development facilities are located in Israel.  Although we generate approximately 45% of our revenues from international markets, we are, nonetheless, directly influenced by the political, economic and military conditions affecting Israel. Since September 2000, the violence between Israel and the Palestinians has intensified and a material escalation in the violence has occurred. The future of the peace efforts between Israel and its Arab neighbors is uncertain.Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, all nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

B.       Liquidity and Capital Resources

          Since inception, we have financed our growth and business primarily through cash provided by operations and through public offerings, as well as through private and public equity offerings of our subsidiaries.  In addition, we finance our business through short-term loans and borrowings available under our credit facilities, and have recently consummated a debt offering.

          Cash

          At December 31, 2002, we had cash and cash equivalents and short-term investments of $102.7 million and at December 31, 2001 we had cash and cash equivalents and short-term investments of $94.8 million.

          As of the date of this annual report, Formula has entered into credit facilities with several banks, pursuant to which Formula may borrow from time to time, on a short-term basis, up to an aggregate of $48.0 million. A substantial portion of our assets is pledged to banks.

          Indebtedness to banks of Formula and our subsidiaries, on a consolidated basis, at December 31, 2002 was $95.3 million which includes $87.7 million of current liabilities and $7.6 million of long-term liabilities. Indebtedness to banks, of Formila and our subsidiares, on a consolidated basis, at December 31, 2001 was $61.4 million which includes $53.3 million of current liabilities and $8.1 million of long-term liabilities.

          Cash flow provided by operating activities in 2002 was $5.0 compared to cash flow provided by operating activities of $1.0 million in 2001.

          Financing activities

          Cash flow provided by financing activities in 2002 was $64.8 million compared to cash flow provided by financing activities of $57.0 million in 2001. This was mainly the result of the following transactions:

          In 2001, Crystal, through its subsidiaries, repurchased 206,100 of its shares for an aggregate of $1.3 million. In 2002, Crystal through its subsidiaries, repurchased 104,465 of its shares for an aggregate of $238,000.

          In December 2001, we completed a purchase of 85% of the outstanding share capital of Matrix. As consideration, we transferred to Matrix our entire share ownership in ForSoft. We recognized this acquisition as a financing activity because as a result of it ForSoft became publicly traded on the TASE.

          In November 2001, in connection with the exercise of the option by Shamrock, we issued 1 million ordinary shares of Formula to our subsidiary Shandol for consideration of $12.3 million. For more information, see “Item 4.A. History and Development of the Company - Capital Expenditures and Divestitures – Agreements with Shamrock, FIMI and IDB.”

          In May 2002, we completed a public offering pursuant to a prospectus in Israel of $14.8 million of debentures. Options to purchase an aggregate of 2 million of our ordinary shares were attached to the debentures. The debentures are payable in a lump sum in three years, but can be redeemed earlier by the holders at a predetermined redemption price. The nominal interest rate for the entire three-year term is approximately 17%. Principal and interest on the debentures are linked to the Israeli consumer price index. The associated options had a term of one year and were exercisable at a price of $15.8 per ordinary share, linked to the Israeli consumer price index. On May 31, 2003 the options expired. None of these options had been exercised.

          In August 2002, Matrix completed a public offering of $19.6 million of convertible debentures. Options to purchase 10 million of Matrix’s ordinary shares were attached to the debentures.

          During 2002, we repurchased 324,780 of Formula’s ordinary shares in the open market for aggegate consideration of $3.4 million.

         Investment activities

         Net cash used in investing activities in 2002 were $60.2 million and were comprised of the following transactions:

         During 2002, we purchased shares of several of our subsidiaries in the open market, as follows: 629,467 shares of Crystal for aggregate of $2.9 million, 1,015,500 shares of Magic for aggregate of $1.5 million, 514,832 shares of Liraz for aggregate of $864,000, 1,984,211 shares of Sapiens for aggregate of $1.6 million, 1,438,045 shares of Matrix for aggregate of $2.1 million, options to purchase 6,381,800 shares of Matrix for aggregate of $1.0 million, 695,347 shares of New Applicom for aggregate of $2.7 million, 7,944,630 shares of Sintec for aggregate of $6.5 million, 347,307 shares of Sivan for aggregate of $55,000.

         In December 2002, we exercised the option granted to us by Sapiens and invested $10 million in Sapiens in exchange for a discount conversion price of $0.83 per common share. As part of the transaction, we converted all of our preferred shares into common shares at the discount price.

         In connection with the sale to Formula Vision of our entire interest in certain of our privately-held subsidiaries, we lent to Formula Vision an additional $19.4 million for a second series of debentures issued on March 31, 2002.

          In November 2002, we completed a sale to Matrix of our entire shareholdings in New Applicom, Sintec and Sivan, for an aggregate consideration of $29.7 million. Under this transaction, we sold to Matrix 3,870,498 shares of New Applicom, representing approximately 60.8% of New Applicom’s outstanding share capital, for an aggregate of $16.9 million, 15,330,309 shares of Sintec, representing Sintec’s entire outstanding share capital, for an aggregate of $12.5 million, and 8,930,100 shares of Sivan, representing approximately 69.0% of Sivan’s outstanding share capital, for an aggregate of $346,000. The shares we sold to Matrix were comprised of (i) shares previously held by us; (ii) shares that we purchased from third parties in October 2002; and (iii) shares that we bought in tender offers we published in October 2002. The price per share paid to us by Matrix for each of New Applicom’s, Sintec’s and Sivan’s shares previously held by us and those we purchased from third parties was equal to the equity per share of each of the companies. The shares that we purchased in October 2002 from third parties were as follows: (i) 552,789 shares of New Applicom that we purchased in exchange for 1,436,096 shares of Matrix; (ii) an aggregate of 4,200,000 shares of Sintec that we purchased in exchange for 2,180,780 shares of Matrix; and (iii) an aggregate of 1,100,000 shares of Sintec that we purchased in exchange for 608,080 shares of Matrix. As part of the transaction, we published in October 2002, cash tender offers for the shares of New Applicom, Sintec and Sivan not owned by us. Following the closing of the tender offers, we sold to Matrix the shares that we purchased in the tender offers for the same purchase price we paid for the shares; $3.7 for each New Applicom share, $0.8  for each Sintec share and $0.15 for each Sivan share.

          In November 2002, we sold to Crystal,in a share exchange transaction, 3,912,999 ordinary shares of Liraz, representing our entire 57.9% interest in Liraz. In consideration, Crystal issued to us 2,343,113 Crystal ordinary shares. The number of shares issued to us by Crystal was calculated based on an exchange ratio of 1:1.67, such that Crystal issued to us one Crystal share for 1.67 shares of Liraz.

         Net cash used in investing activities in 2001 were $114.4 million and were comprised of the following transactions:

         During 2001, we purchased shares of several of our subsidiaries in the open market, as follows: 2,315,200 shares of Magic for aggregate of $4.5 million, 322,300 shares of Crystal for aggregate of $1.1 million and 170,010 shares of Sintec for a consideration of $147,000.

         During 2000 and the first quarter of 2001, ForSoft invested in certain of its subsidiaries an aggregate of $4 million.

         During 2001, Crystal purchased additional shares of Mainsoft for aggregate consideration of $6.7 million.

         In January 2001, Formula Vision completed a purchase of 84.6% of the outstanding share capital of Sivan. The aggregate consideration paid by Formula Vision was $13.8 million. In addition, as part of this transaction, Formula Vision sold to Sivan Formula Vision’s entire share ownership in Mentortech Inc., representing approximately 99.5% of the share capital of Mentortech, for aggregate consideration of $12 million.

         In March 2001, Formula Vision distributed to its shareholders a dividend in kind of its major assets. As a result, we received 6,700,315 ordinary shares of Magic and 8,144,604 ordinary shares of Sivan which were held by Formula Vision, representing a 23% interest in Magic and a 63% interest in Sivan.

         In December 2000 and July 2001, we acquired convertible notes of Thoughtbubble Productions Inc. for aggregate consideration of $4.35 million. In December 2001, we transferred to New Applicom, our rights under the convertible notes of Thoughtbubble.

         In 2001, we invested $5.7 million in Formula Ventures, our former venture capital fund.

         In January 2001, as a result of a tender offer to purchase all Formula Vision shares held by the public, we purchased 5,556,406 shares of Formula Vision, representing 21.5% of the share capital of Formula Vision, for aggregate consideration of $11.6 million.

         In March 2001, we completed a $10.0 million investment in convertible preferred shares of Sapiens representing approximately 24% of the outstanding share capital of Sapiens on an as converted basis.

         During May until July 2001, we purchased from ForSoft and from one of its subsidiaries their entire interest in several providers of software solutions for niche markets. We paid an aggregate of $18.3 million for these acquisitions.

          In July 2001, Formula announced a distribution of a dividend in kind to its shareholders, consisted of Formula Vision’s shares held by Formula, and representing approximately 72% of the outstanding share capital of Formula Vision. The distribution of Formula Vision’s shares was completed in August 2001.

          In September 2001, we purchased 37.3% of the outstanding share capital of Liraz. The aggregate consideration we paid for this transaction was $5.6 million. In October 2001, we published a special public tender offer, pursuant to which we purchased an additional 6.0% of the outstanding share capital of Liraz for aggregate consideration of $589,000. In addition, in October 2001, we purchased 500,000 shares of Liraz for aggregate consideration of $670,000.

          In December 2001, we sold to Formula Vision our entire interest in certain privately-held companies that develop products and services aimed primarily for sale in international markets, for a consideration of $58.9 million. As part of the transaction, Formula Vision issued to us, in December 2001, a series of debentures of $58.9 million in the aggregate

          Net cash used in investing activities during 2001 and 2002 years related primarily to the purchase of fixed assets, investments in subsidiaries and affiliates and acquisitions of new companies by us and our subsidiaries.

          For a summary of our recent material investment activities, see “Item 4.A. Information on the Company-Capital Expenditures and Divestitures.”

          We believe that the net cash proceeds we raised by financing activities, together with cash flows from operating activities, will be sufficient to meet our cash needs for the next 12 months at the current level of operations. We will consider in the future additional equity issuances, debt issuances or borrowings from banks if necessary to meet cash needs for our growth.

Commitments and Contingent Liabilities

        Liens

        We have pledged securities and bank accounts in favor of banks under our credit facilities.

        Some of our subsidiaries have floating liens in favor of banks and other financial institutions. In addition, some of our subsidiaries have liens on leased vehicles, leased equipment and other assets in favor of the leasing companies.

        Guarantees

        We are a guarantor for the completion of certain projects by some of the companies in which we sold our interest to Formula Vision. Some of these guarantees cannot be assigned to third parties. Under our agreement with Formula Vision, we are entitled to indemnification by Formula Vision, if any of these guarantees is exercised.

         As of December 31, 2001, we guarantee loans extended by various banks to companies in which we sold our interest to Formula Vision. These guarantees aggregate approximately $12 million. During March 2002, we were released from these guarantees.

         In connection with the purchase of interest in Matrix, we agreed to guarantee a loan in the amount of $8.34 million extended by a commercial bank to the former principal shareholders of Matrix.

Other Contractual Commitments

         In December 2001, in connection with credit facilities we have entered into with various banks, Formula committed, among other things, not to distribute dividends at rates that exceed prevailing rates in other companies operating in our area of activity. In addition, the loans provided by the banks will be repayable, at the discretion of the banks, in the event that Dan Goldstein or Gad Goldstein cease to serve in their current positions in Formula.

         In connection with the sale of our interest in certain companies to Formula Vision, Formula Vision assumed all our rights and obligations under the agreements with each of Shamrock, FIMI and IDB with respect to the companies transferred to Formula Vision. For more information, see “Item 4.A. -History and Development of the Company-Capital Expenditures and Divestitures.”

         In connection with the purchase of shares of New Applicom and Sintec from third parties prior to selling these shares to Matrix in October 2002, we granted the sellers certain put options to sell to us Matrix’s shares that they received in exchange for the shares of New Applicom and Sintec. For more information, see “Item 4.A. History and Development of the Company-Capital Expenditures and Divestitures-Sale of New Applicom, Sintec and Sivan to Matrix.”

         Formula and certain of our subsidiaries have committed not to create a floating charge on our assets.

Related Party Transactions

          During 2001 and 2002, we conducted certain transactions as part of our restructuring process to simplify our corporate structure and business environment included combining some smaller subsidiaries to create a small number of larger subsidiaries with greater operating efficiencies. The purpose of the restructuring process was to enable us to focus on later-stage companies, in which our management can contribute a high added value which will enable us to maximize these companies’ potential. For additional information about these transactions, see Item 7.B. Related Party Transactions” and “Item 4.A.History and Development of the Company - Capital Expenditures and Divestitures.”

          In November 2001,we sold to Formula Vision our interest in certain of our privately held subsidiaries.  The consideration was calculated based on the book value of the transferred companies as of June 30, 2001, plus amounts invested by Formula prior to the closing of the transaction, which we believe reflects the fair value of the companies.

          In November 2002, we sold to Matrix our entire shareholdings in New Applicom, Sintec and Sivan. The purpose of the transaction was to create the largest information technology company in Israel, providing Matrix with critical mass, operating efficiencies, and a more unified corporate structure. The price per share paid to us by Matrix for each of New Applicom’s, Sintec’s and Sivan’s shares previously held by us and those purchased from third parties was equal to the equity per share of each of the companies. The price per share paid to us by Matrix for the shares purchased in the tender offers was equal to the purchase price we paid for them in the tender offers.

          In November 2002, we sold to Crystal, in a share exchange transaction, our 57.9% interest in Liraz. In consideration for our holdings in Liraz, Crystal issued to us Crystal ordinary shares representing 9.0% of Crystal outstanding share capital. The exchange ratio was set at 1:1.67, which we believe reflects a fair ratio between the values of the two companies.

Effective Corporate Tax Rates in Israel

         Certain of the companies in the Formula Group have been granted approved enterprise status under the Investment Law. Accordingly, if these companies comply with certain requirements, they are eligible for certain tax benefits for the first seven years in which they generate taxable income.  Income derived from these companies’ approved enterprise programs will be tax exempt for a period of two years after the companies have taxable income. They will also be subject to a 25% “company tax” rate for the following five years. Under certain circumstances, if the percentage of the share capital that foreign shareholders hold in subsidiaries and affiliates of these companies exceeds 25%, future approved enterprises of the applicable subsidiary or affiliate would qualify for reduced tax rates for an additional three years, after the seven years mentioned above. We cannot assure you that these companies will obtain approval for additional approved enterprises, that the provisions of the Investment Law will not change, or that the above-mentioned shareholding portion will be reached or maintained for each subsequent year.  In addition, our equity in affiliated companies’ net income is not subject to tax in Israel. Gains from changes in holdings in subsidiaries and affiliated companies resulting from issuances to third parties are also not taxable in Israel. These exemptions cause our effective tax rate to fluctuate from period to period. As a result of the approved enterprise status of certain of our subsidiaries, we received tax benefits of $2.5 million in 2000, $1.9 million in 2001 and $228,000 in 2002.

          On January 1, 2003, Israel’s tax laws had undergone a significant tax reform (Amendment 132 to the Income Tax Ordinance (New Version) - 1961), referred to as the new law. The underlying principle of the new law is to broaden the categories of taxable income, and reduce the tax rates imposed on employment income.

C.       Research and Development, Patents and Licenses

          In 2002, we spent on research and development activities $16 million, in 2001 we spent $21.3 million and in 2000 we spent $20.5 million. The decrease in the amount spent on research and development activities in 2002 compared to 2001, relates primarily to the sale to Formula Vision at the end of 2001, of certain of our privately-held subsidiaries characterized by substantial research and development activities.  For a description of our research and development activities, see “Item 4.B. Business Overview-Software Development.”

          For information concerning our intellectual property rights, see “Item 4.B. Business Overview-Intellectual Property Rights.”

D.       Trend Information

          We have been affected by global economic changes, in particular the recent sharp decline in capital spending in the information technology sector and the overall business slow-down in North America and Europe, as well as in Israel. As a result of these global trends, our subsidiaries Magic, Crystal and New Applicom posted in 2001, restructuring charges of $6.6 million, $2.8 million and $1.5 million, related primarily to severance costs for employees, relocation expenses and expenses related to closing of branches. In addition, Magic wrote off goodwill of $22.0 million with respect to certain investments, Applicom wrote-off goodwill of $5.0 million with respect to its investments in Net Quotient Consulting Group Inc. and Xtivia Technologies Inc., Crystal wrote off goodwill of $4.0 million and Formula wrote off $4.8 million with respect to its investment in Thoughtbubble. In 2002, we continued to be affected by the slow down in the markets in which we operate. This resulted in a slight decrease in demand for our products and services. We cannot assure you that this trend will not continue. Uncertainties in the North American and European market have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused certain developers to reduce the amount of their planned license commitment. These changes in purchasing patterns in the IT industry affected directly the operating results of some of our subsidiaries, which in turn affected our consolidated operating results.

          As IT spending is more cautious, we have pursued a strategy aimed at addressing current market needs through the introduction of cost-effective, new and enhanced products. We strive to use our best efforts to take advantage of the current slow-down to prepare our infrastructure to maximize the long-term growth potential of the software market. We have recently completed a reorganization of the Formula Group involving a restructuring of our corporate structure and work force.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

          The following table describes information about our directors and senior management as of June 1, 2003.

Name	Age	Position

Dan Goldstein	49	Chairman of the Board, Chief Executive Officer
Gad Goldstein	44	President, Director
Shai Beilis	55	Director
Shlomo Nass	43	Director
Prof. Moshe Zviran (1)	47	Director
Daphna Kedmi (1)	50	Director
Bruria Gross Prushansky	50	Secretary and General Counsel
Naamit Salomon	39	Vice President, Finance

(1)            Outside director. See “Item 6.C. Board Practices —Outside Directors; Audit Committee, Internal Auditor, Approval of Certain Transactions”, below.

         Dan Goldstein has served as a chairman of our board of directors and our chief executive officer since January 1985. Mr. Goldstein is also the chairman of the board of directors of Matrix, New Applicom, nextSource and Sapiens and is a director of Crystal, Magic, Sivan and of other companies within the Formula Group.  Mr. Goldstein holds a BA degree in mathematics and computer sciences and an MA degree in business administration, both from Tel Aviv University. Dan Goldstein is the brother of Gad Goldstein.

         Gad Goldstein has served as one of our directors since January 1985. Mr. Goldstein was our vice president from 1985 through 1995 and was appointed our president in 1995. Mr. Goldstein is chairman of the board of Crystal and is also a director of other companies within the Formula Group, including New Applicom, Matrix, Magic and Sivan. Mr. Goldstein holds a BA degree in economics and an MA degree in business administration, both from Tel Aviv University. Gad Goldstein is the brother of Dan Goldstein.

         Shai Beilis has served as one of our directors since December 1997. Mr. Beilis is also a director of New Applicom and Crystal. From July 1993 to the beginning of 1995, Mr. Beilis served as the managing director of Clal Computers and Technology Ltd., an Israeli information technology company. Mr. Beilis holds a B.Sc. in mathematics and economics from the Hebrew University in Jerusalem and an MA in computer science from the Weizmann Institute of Science.

         Shlomo Nass has served as one of our directors since April 2003.  Mr. Nass is the president and a partner in I.G.B. - Israel Global Business, an investment group.Mr. Nass performed various public duties and serves as a director of several public companies.  Mr. Nass holds a B.Sc. degree in economics and accounting, and an LL.B degree both from the Bar-Ilan University.  Mr. Nass is a certified public accountant, a member of the Israeli Bar and holds a Ph.D. in law.

          Professor Moshe Zviran has served as one of our directors since January 2000.  He is currently an associate professor at the Tel Aviv University Graduate School of Management.  Professor Zviran holds a BA degree in mathematics and computer sciences and a M.Sc. and Ph.D. in business administration – information systems, all from Tel Aviv University.

          Daphna Kedmi has served as one of our directors since January 2000.  Since February 2000, Ms. Kedmi has served as general counsel for Nice Systems Ltd.  From 1998 until February 2000, Ms. Kedmi served as general counsel for Tadiran Ltd., a major Israeli electronics holding company.  In addition, from 1988 until 1998, she served as general counsel of Elisra Electronic Systems Ltd., a defense electronics company. Ms. Kedmi is a member of the Israeli Bar and holds an LL.B. degree from the University of Tel Aviv.

         Bruria Gross Prushansky has served as our secretary and general counsel since January 1997. From 1994 until the end of 1996, Ms. Gross Prushansky was in the private practice of law. From 1988 until 1994, Ms. Gross Prushansky was the general counsel of Elite Industries Ltd., a major Israeli food company. Ms. Gross Prushansky, who is a member of the Israeli Bar, holds an LL.B. degree from Tel Aviv University and has an MA degree in business administration from the Recanati executive MBA program of Tel Aviv University.

         Naamit Salomon has served as our vice president, finance since August 1997.  Ms. Salomon also serves as a director of Magic. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group.  Ms. Salomon holds a BA degree in economics and business administration from Ben Gurion University.

B.      Compensation

         In 2002, we paid to our directors and officers (seven persons) aggregate direct remuneration of approximately $845,600. This amount includes amounts set aside or accrued to provide post-employment benefits.

         This amount does not include the following:

•	amounts expended by us for automobiles made available to our officers;

•	expenses, including business travel, professional and business association dues and expenses, that we reimburse our officers for; and

•	other fringe benefits that companies in Israel commonly reimburse or pay to their officers.

         The amount also includes payment of director’s fees to our non-employee directors. Our employee directors do not receive fees for their services as directors. In 2002, we paid an aggregate amount of $58,383 for post-employment benefits for our executive officers and directors.

         In November 2000, options to purchase 16,000 ordinary shares were granted to certain of our officers under the 2000 share option plan. No director has been granted options under this plan.  The exercise price of the options is $30.8  per share, as indexed to the Israeli CPI. The options vest over a three-year period from the date of grant. Options to purchase 10,666 ordinary shares are currently exercisable. These options expire on the fifth anniversary of the date of grant.

         Effective January 1, 1999, all of our executive officers and directors (other than the outside directors) entered into written employment agreements with us pursuant to which, among other things, we pay them a monthly salary in an agreed amount. The salary is linked to the Israeli CPI.  Each party may terminate the agreement upon a 90-day notice.  In addition, two of our executive officers are entitled to bonuses which aggregate approximately 3.5% of our consolidated net income exceeding $10 million.

C.      Board Practices

          Pursuant to our articles of association, directors are elected at the annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Each director, except for the outside directors described below, holds office until the next annual general meeting of shareholders. Officers are appointed by our board of directors. For information regarding the employment agreements of our officers, see “Item 6.B. Compensation.”

          Outside Directors

          Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two outside directors. This law provides that a person may not be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as outside director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation’’ includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

     No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of election of the director; or

•	the total number of shares of non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

          The initial term of an outside director is three years and may be extended for an additional three years. The independent directors appointed before the new Companies Law became effective shall serve as outside directors for a term of five years commencing upon their appointment in accordance with the provisions of the Israeli Companies Ordinance [New Version] 1983. These directors may not be reappointed until after two years have passed from the conclusion of their term.

          Each committee of a company’s board of directors is required to include at least one outside director. However, the audit committee shall include all the outside directors.

         An outside director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any compensation, directly or indirectly, in connection with services provided as an outside director. We compensate our two outside directors in accordance with regulations promulgated under the Israeli Companies Law, 1999.

         Audit Committee

          The Companies Law requires public companies to appoint an audit committee. We have established an audit committee, consisting of the two outside directors, Prof. Moshe Zviran and Daphna Kedmi, as well as Shai Beilis. The responsibilities of the audit committee under the Companies Law include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. Under the Companies Law, an audit committee must consist of at least three directors, including all of the outside directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

          In addition, under the rules of the Nasdaq, we are currently required to have at least two independent directors and to maintain an audit committee, at least a majority of whose members are independent of management. Our outside directors qualify as independent directors under the rules of the Nasdaq.

         Internal Auditor

          Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative.

         Exculpation, Insurance and Indemnification of Directors and Officers

         Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.

         Office Holders Insurance

         Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders imposed on the office holder in respect of an act performed in his or her capacity as an office holder, with respect to:

•	a breach of his duty of care to us or to another person;

•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial liability imposed upon him in favor of another person.

          We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium Formula paid during 2002 was approximately $40,000.

         Indemnification of Office Holders. Our articles of association provide that we may indemnify an office holder against:

•	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court concerning an act performed in his capacity as an office holder; and

•	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, in each case relating to an act performed in his capacity as an office holder.

         Limitations on Insurance and Indemnification. The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

         In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

          In February 2002, we granted to each of our office holders an indemnification letter, pursuant to which we undertook to indemnify each office holder in respect of certain obligations and expenses. For information concerning the indemnification arrangement with our office holders, see “Item 7.B. Related Party Transactions-Indemnification of Office Holders.”

         Approval of Certain Transactions under the Companies Law

          The Companies Law codifies the fiduciary duties that “office holders,’’ including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, (ii) avoiding any competition with the company, (iii) avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and (iv) revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Each person listed in the table under “Directors and Senior Management” above is an office holder. Under the Companies Law, arrangements regarding the compensation of directors require the approval of the audit committee, the board of directors and shareholder approval.

          The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an “extraordinary transaction” as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing. In addition, the office holder must also disclose any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager. An “extraordinary transaction” is defined as a transaction other than in the ordinary course of business, otherwise than on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

          Under the Companies Law, after the office holder complies with the disclosure requirements described above, only board approval is required for any transaction which is not an extraordinary transaction, unless the articles of association of the company provide otherwise, and provided the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, the company must receive any approval stipulated by the articles of association, the approval of the company’s audit committee and the approval of the board of directors, as well as, under certain circumstances, approval by a meeting of the shareholders of the company. An office holder who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter.

          The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must include at least one-third of the shareholders who have no personal interest in the transaction and are present, in person or by proxy, at the meeting or, alternatively, the total shareholdings of those who have no personal interest in the transaction who vote against the transaction must not represent more than one percent of the voting rights in the company. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.

          In a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital (assuming the exercise or conversion of all securities held by that person that are exercisable for or convertible into shares) or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, the Companies Law requires that the company receive its shareholders’ approval. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.

D.     Employees

         We have approximately 3,500 full-time employees, of whom approximately 3,100 are software professionals.  In 2001, we had approximately 3,700 full-time employees, of whom approximately 3,300 were software professionals. In 2000, we had approximately 4,400 full-time employees, of whom approximately 3,960 were software professionals. The decrease in the number of employees in 2002 compared to 2001 relates primarily to the sale of certain of our privately-held subsidiaries to Formula Vision, at the end of 2001. The decrease in the number of employees in 2001 compared to 2000 relates primarily to the restructuring process held by certain of our subsidiaries, including closing of branches.

          With respect to our employees in Israel, we are subject to various Israeli labor laws and labor practices, and to administrative orders extending certain provisions of collective bargaining agreements between the Histadrut (Israel’s General Federation of Labor) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers’ organizations) to all private sector employees. For example, mandatory cost of living adjustments, which compensate Israeli employees for a portion of the increase in the Israeli consumer price index, are determined on a nationwide basis. Israeli law also requires the payment of severance benefits upon the termination, retirement or death of an employee. We meet this requirement by contributing on an ongoing basis towards “managers’ insurance” funds that combine pension, insurance and, if applicable, severance pay benefits. In addition, Israeli employers and employees are required to pay specified percentages of wages to the National Insurance Institute, which is similar to the United States Social Security Administration. Other provisions of Israeli law or regulation govern matters such as the length of the workday, minimum wages, other terms of employment and restrictions on discrimination. We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

E.      Share Ownership

          The following table presents information regarding the ownership of our ordinary shares by the persons listed in the table under “Directors and Senior Management”, as of June 1, 2003.

Name	Shares beneficially owned		Options to purchase ordinary shares

	Number	Percentage of outstanding ordinary shares (1)

Dan Goldstein (2)	2,000,034	20.0%
Gad Goldstein (3)	325,000	3.3%
All directors and officers as a group (8 persons) (4)	2,330,534	23.3%	16,000(5)

(1)	Percentages in the above table are based on 10,000,000 ordinary shares outstanding as of June 1, 2003.
(2)	In January 2002, Dan Goldstein purchased 850,000 ordinary shares from Shamrock Holdings of California Inc. On February 20, 2002, Dan Goldstein, his brother Gad Goldstein and Iscal Holdings Ltd. entered into a binding memorandum. For details of the binding memorandum, see “Item 7. Major Shareholders and Related Party Transactions.”
(3)	In January 2002, Gad Goldstein purchased 150,000 ordinary shares from Shamrock Holdings of California Inc. For information regarding a binding memorandum entered between Gad Goldstein, his brother Dan Goldstein and Iscal Holdings Ltd. on February 20, 2002, see “Item 7. Major Shareholders and Related Party Transactions.”
(4)	Each of the directors and executive officers not separately identified in the above table beneficially owns less than one percent of our outstanding ordinary shares (including options held by each of these persons) and have therefore not been separately disclosed.
(5)	These options to purchase 16,000 ordinary shares vest in one-third increments on each of November 19, 2001, 2002 and 2003 at an exercise price of $30.8 per share, as indexed to the Israeli CPI. These options expire in November 2005.

Arrangements Involving the Issue or Grant of Options to Purchase Shares

          The 1997 Share Option Plan

         In August 1997, we adopted a share option plan under which we may grant options to purchase up to an aggregate of 200,000 ordinary shares to employees and members of our and our subsidiaries’ management. In August 1997, we granted options to purchase 135,000 ordinary shares to certain of our employees, including options to purchase 97,000 shares granted to certain of our officers and directors.  The exercise price of these options was $18.6 per share, as indexed to the Israeli CPI. The options vested over a three-year period from the date of grant. These options expired in August 2002.  Of these options, options to purchase 76,650 shares have been exercised.

         The 2000 Share Option Plan

         In November 2000, we adopted a share option plan under which we may grant options to purchase up to an aggregate of 300,000 ordinary shares to employees and members of our management. Of these options, we granted in November 2000, options to purchase 64,500 ordinary shares to certain of our employees, including options to purchase 16,000 shares granted to certain of our officers and directors. The exercise price of these options is $30.8 per share, as indexed to the Israeli CPI. The options vest over a three-year period from the date of grant. The options expire on the fifth anniversary of the date of grant.  As of June 15, 2003, none of these options has been exercised.

         Option Plans of Our Subsidiaries

         Our operating subsidiaries generally have share option plans pursuant to which qualified directors, employees and consultants may be granted options for the purchase of securities in these subsidiaries.  In addition, these subsidiaries may from time to time grant options to third parties as part of a business transaction.

         Options Granted to Shandol

         On September 6, 1999, an extraordinary general meeting of shareholders approved the grant of options to purchase 1,000,000 ordinary shares to Shandol Ltd., one of our former subsidiaries, currently a subsidiary of Formula Vision. On August 10, 2000, an extraordinary general meeting of shareholders approved the grant of additional options to Shandol to purchase 500,000 ordinary shares. In November 2001, Shandol exercised options to purchase 1,000,000 ordinary shares. The remaining options to purchase 500,000 ordinary shares are still outstanding. The exercise price of these options is the average price of an ordinary share on the TASE during the 14 trading days prior to the notice of exercise. These options expire five years from the date of grant.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

          The following table presents information regarding the ownership of our ordinary shares at June 1, 2003 by each person known to us to be the beneficial owner of more than 5% of our ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.  Except where we indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of our shares listed below have sole investment and voting power with respect to the shares.

Name and Address	Shares Beneficially Owned	Percent of Class(1)

Dan Goldstein(2)	2,000,034	20.0%
Iscal Holdings Ltd.(3)	791,468	7.9%
Computer Direct to Israel (MIL) Ltd.(4)	579,838	5.8%

(1)	Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of June 1, 2003, are treated as outstanding only for the purposes of determining the percent owned by this person or group. Percentages in the above table are based on 10,000,000 ordinary shares outstanding as of June 1, 2003.
(2)	Dan Goldstein purchased 850,000 ordinary shares from Shamrock Holdings of California Inc. On February 20, 2002, Dan Goldstein, his brother Gad Goldstein and Iscal Holdings Ltd. entered into a binding memorandum,pursuant to which the parties agreed to sign within 30 days an agreement with respect to (i) first refusal rights in the event of a sale of Formula shares by either of the parties; (ii) bring-along and tag-along rights upon sale of shares; and (iii) an undertaking of Iscal with respect to a minimum rate of holdings of Formula’s shares and terms of sale of the shares to third parties. In addition, the binding memorandum provides that if within nine months, Iscal holdings in Formula exceed 2,300,000 ordinary shares, representing 22.28% of Formula outstanding share capital, the parties will enter into a voting agreement with respect, inter alia, to exercising voting rights at our general meetings. In the event that Iscal’s holdings exceed 1,000,000 ordinary shares, representing 9.7% of Formula outstanding share capital, or constituting at least 40% of Dan and Gad Goldstein’s holdings in Formula shares, the parties will enter into a partial voting agreement which will entitle Iscal to nominate at least one director to our board of directors. Any voting agreement, if agreed upon, is subject to the approvals required under the Companies Law, including a tender offer, if required. A comprehensive agreement or voting agreements between Dan Goldstein, Gad Goldstein and Iscal have not been signed.
(3)	Foichtweinger 1984 Investments Ltd., the major shareholder of Iscal, holds a 24.9% interest in Iscal. For information regarding a binding memorandum entered between Dan Goldstein, Gad Goldstein and Iscal Holdings Ltd. on February 20, 2002, see footnote (2) above.
(4)	Computer Direct to Israel (MIL) Ltd. is publicly traded on the TASE. Computer Direct is owned by Adi Eyal (49.26%), Clal Holdings Insurance Industries Ltd. (9.16%) and Aloni Chetz Ltd. (7.61%).

          As of June 1, 2003, 10,000,000 ordinary shares were issued and outstanding, excluding 324,780 ordinary shares that we purchased during 2002. At that date, we had approximately 15 shareholders of record. All of our ordinary shares have equal voting rights. However, under applicable Israeli law, the shares we hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

         As of June 1, 2003, 490,662 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York, representing 490,662 of our ordinary shares. As of that date, there were 10 registered holders of ADSs in the United States.

B.       Related Party Transactions

         Purchase of Sintec Media Shares by Formula Vision

         In September 2001, Sintec entered into an agreement with Formula Vision, pursuant to which Formula Vision purchased Sintec’s entire shareholdings in Sintec Media Ltd., representing 25% of Sintec Media Ltd.’s outstanding share capital, for aggregate consideration of $2.6 million. In connection with this transaction, Formula Vision has granted to Sintec an option, exercisable within three years from the date of closing, to purchase up to 10% of the shares sold to Formula Vision, at the same purchase price set out in the agreement between the parties. This transaction is considered a related party transaction since Dan and Gad Goldstein serve as directors of Formula Vision and Sintec.

         Purchase of T-Soft Shares by Formula Vision

         In September 2001, Comsoft Technologies Ltd. entered into an agreement with Formula Vision, pursuant to which Formula Vision purchased Comsoft’s entire shareholdings in T-Soft Ltd., representing 46% of T-Soft Ltd.’s outstanding share capital, for aggregate consideration of $2.8 million. In connection with this transaction, Formula Vision has granted to Comsoft an option, exercisable within three years from the date of closing, to purchase up to 10% of the shares sold to Formula Vision, at the same purchase price set out in the agreement between the parties. This transaction is considered a related party transaction since Dan and Gad Goldstein serve as directors of Formula Vision and Comsoft.

         Purchase of LetMeKnow Shares and Polyglot Shares by Formula Vision

         In September 2001, Formula Vision entered into an agreement with a wholly owned subsidiary of Crystal, pursuant to which Formula Vision purchased the entire shareholdings of Crystal’s subsidiary in LetMeKnow Ltd. and Polyglot Ltd., for aggregate consideration of $1.5 million. In addition, Crystal transferred to Formula Vision its undertakings in connection with convertible loans in an aggregate of $400,000 and guarantees of $600,000 extended to LetMeKnow, and shareholders’ loan of $82,000 and guarantees of up to $1.1 million extended by Crystal to Polyglot. In connection with this transaction, Formula Vision has granted to Crystal’s subsidiary an option, exercisable within three years from the date of closing, to purchase up to 10% of the shares sold to Formula Vision, at the same purchase price set out in the agreement between the parties. This transaction is considered a related party transaction since Dan and Gad Goldstein serve as directors of Formula Vision and Crystal.

         Transactions between Formula and Formula Vision

         In July 2001, Formula granted to Formula Vision, an option to purchase our interests in certain privately-held companies. On November 28, 2001, Formula Vision exercised the option. Accordingly, we transferred to Formula Vision our entire interest, including related obligations, in certain companies for aggregate consideration of $58.9 million. Under the agreement with Formula Vision, Formula Vision issued to us in December 2001, a series of debentures of $58.9 million in the aggregate, linked to the Israeli CPI and bearing an interest at an annual rate of 5%. On March 31, 2002, we lent to Formula Vision an additional $19.4 million in consideration for a series of debentures with similar terms of the debentures issued in December 2001. Formula is entitled, during a 3-year period, to repurchase from Formula Vision up to 10% of the sold shares of the transferred companies, at the same purchase price set out in the agreement between the parties.  As part of the agreement between us and Formula Vision, we also transferred to Formula Vision our rights and obligations with respect to the transferred companies under our agreements with each of Shamrock, FIMI and IDB. This series of transactions is considered a related party transaction since Dan and Gad Goldstein serve as directors of Formula and Formula Vision.

         For more information about the transaction between Formula and Formula Vision, see “Item 4.A. History and Development of the Company -Capital Expenditures and Divestitures-Restructuring of Our Corporate Structure.”

         Transactions between Formula and Matrix

          In November 2002, we completed a sale to Matrix of our entire shareholdings in New Applicom, Sintec and Sivan, for an aggregate consideration of $29.7 million. The purpose of the transaction was to create the largest information technology company in Israel, providing Matrix with critical mass, operating efficiencies and a more unified corporate structure. In this transaction, we sold to Matrix (i) shares previously held by us; (ii) shares that we purchased in October 2002 from third parties; and (iii) shares that we purchased in tender offers that we published in October 2002. The price per share paid to us by Matrix for each of New Applicom’s, Sintec’s and Sivan’s shares previously held by us and those purchased from third parties was equal to the equity per share of each of the companies. The price per share paid to us by Matrix for the shares purchased in the tender offers was equal to the purchase price we paid for them in the tender offers.

         For additional information regarding this transaction, see “Item 4.A.History and Development of the Company-Capital Expenditures and Divestitures - Sale of New Applicom, Sintec and Sivan to Matrix.”

         Sale of Liraz’s shares to Crystal

          In November 2002, we sold to Crystal,in a share exchange transaction, our 57.9% interest in Liraz.In consideration, Crystal issued to us Crystal ordinary shares representing 9.0% of Crystal outstanding share capital. The exchange ratio was set at 1:1.67, which we believe reflects a fair ratio between the values of the two companies.

         For additional information regarding this transaction, see “Item 4.A.History and Development of the Company-Capital Expenditures and Divestitures - Sale of Liraz to Crystal.”

          Indemnification of Office Holders

          In February 2002, we granted to each of our office holders an indemnification letter, pursuant to which we undertook to indemnify each office holder in respect of an obligation or expense imposed on the office holder in respect of an act performed in his or her capacity as an office holder, provided, however, that the undertaking is limited to categories of events specified in the indemnification letter and subject to the provisions of any law, as follows:

(i) a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court; and

(ii) reasonable litigation expenses including attorneys’ fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent.

          The indemnification described above shall also apply to an obligation or expense imposed on the office holder in respect of an act performed in his or her capacity as an office holder or an employee of one of our subsidiaries. Our undertaking for indemnification is limited to up to 25% of our equity as it appears in our latest financial statements known at the date of indemnification.

          Our undertaking for indemnification shall not apply to a liability incurred as a result of any of the following:

(i) a breach by the office holder of his or her duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

(ii) a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

(iii) any act or omission done with the intent to derive an illegal personal benefit; or

(iv) any fine levied against the office holder.

          We shall not be required to indemnify an office holder, if the office holder, or anyone on its behalf, already received payment in respect of a liability subject to indemnification, under an effective insurance coverage or an effective indemnification arrangement with a third party, provided, however, that if such payment made to the office holder does not cover the entire liability subject to the indemnification, we shall indemnify the office holder in respect of the difference between the amount paid to the office holder and the liability subject to the indemnification.

          Office Holders Insurance

          We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium Formula paid during 2002 was approximately $40,000.

         Other Transactions

         From time to time, in our ordinary course of business, we engage in transactions with our subsidiaries and affiliates. We believe that these agreements are made on an arms’ length basis upon terms and conditions no less favorable to us, our subsidiaries and affiliates, as we could obtain from unaffiliated third parties. If we engage with our subsidiaries and affiliates in transactions which are not in the ordinary course of business, we receive the approvals required under the Companies Law. These approvals include audit committee approval, board approval and, in certain circumstances, shareholders approval. See “Item 6.C. Board Practices.”

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

         Financial Statements

         The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

         Legal Proceedings

         We are not involved in any material legal proceedings. We are also not involved in any proceedings in which any of our directors, members of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries.

         Dividend policy

         In August 2001, Formula distributed to its shareholders a dividend in kind of Formula Vision’s (formerly known as Mashov) shares held by Formula. Other than this distributon, Formula has never declared or paid dividends to our shareholders and we do not intend to pay dividends in the future. We anticipate that we will retain all of our future earnings for use in the expansion and operation of our business.

B.      Significant Changes

         Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2002.

ITEM 9. THE OFFER AND LISTING

A.       Offer and Listing Details

          Price Range of Ordinary Shares

          The following table shows the high and low closing price for our ordinary shares on the TASE, for the periods indicated.  The exchange rate reported by the Bank of Israel on June 24, 2003 was NIS 4.40=$1.00.

Calendar Period	Closing Price Per Share

	in NIS
	High	Low

1998	164.50	58.90
1999	189.90	90.50
2000	355.00	116.60
2001	151.30	48.11
First Quarter	151.30	82.00
Second Quarter	119.10	80.60
Third Quarter	88.40	54.80
Fourth Quarter	76.80	48.11
2002	75.80	40.12
First Quarter	75.80	54.80
Second Quarter	57.10	41.95
Third Quarter	56.00	44.06
Fourth Quarter	50.20	40.12
2003
First Quarter	41.33	34.03
January	41.33	37.79
February	37.54	34.03
March	40.93	37.19
April	49.60	38.05
May	53.60	42.93
June (through June 16)	51.40	46.36

          Price Range of American Depositary Shares

         The following table shows, for the periods indicated, the high and low closing sale prices for the ADSs, as reported by the Nasdaq National Market.

	High	Low

	In $
1998	47.25	12.00
1999	47.94	22.00
2000	92.19	27.00
2001	38.00	11.25
First Quarter	38.00	20.00
Second Quarter	29.24	19.73
Third Quarter	21.80	12.95
Fourth Quarter	17.67	11.25
2002	16.92	8.16
First Quarter	16.92	11.73
Second Quarter	11.92	8.53
Third Quarter	11.67	8.98
Fourth Quarter	10.70	8.16
2003
First Quarter	8.75	6.71
January	8.55	7.76
February	8.10	6.71
March	8.75	7.50
April	11.00	8.01
May	12.12	9.35
June (through June 16)	11.66	10.43

B.       Plan of Distribution

Not applicable

C.       Markets

           Since our initial public offering in 1991, our ordinary shares have been traded in Israel on the TASE. No U.S. trading market exists for the ordinary shares. Since October 1997, our ADSs are traded on the Nasdaq National Market, under the symbol “FORTY”.

D.       Selling Shareholders

Not applicable

E.       Dilution

Not applicable

F.       Expenses of the Issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A.       Share Capital

Not applicable

B.       Memorandum and Articles of Association

         We are registered with the Israeli Companies Register under the number 52-003669-0. Our objects are specified in our memorandum of association. These objects include:

•	operating within the field of informational and computer systems;

•	providing management, consulting and sale services for computers, computer equipment, software for computers and for information systems;

•	the business of systems analysis, systems programming and computer programming; and

•	establishing facilities for instruction and training for computers and digital systems.

         Description of Our Share Capital

          Our company share capital consists of ordinary shares. Our articles of association do not restrict in any way the ownership of our ordinary shares by non-residents, except that these restrictions may exist with respect to citizens of countries which are in a state of war with Israel.

         Dividend and Liquidation Rights

          We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits. We may invest or use for our own benefit all unclaimed dividends. If dividends remain unclaimed for seven years from the date we declared the dividend they lapse and revert back to us. Our board of directors can cause us to pay the dividend to a holder who would have been entitled if the dividend had not reverted back to us. In case of liquidation, after satisfying liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their holdings. This right may be affected by the grant of a preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company’s articles of association require otherwise. Our articles of association provide that our board of directors may declare and pay dividends without any further action of our shareholders.

         Redemption provisions

          In accordance with our articles of association, we may issue redeemable shares and accordingly redeem those shares.

         Voting, Shareholder Meetings and Resolutions

          Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to the vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

          We must hold an annual general meeting once a year with a maximum period of fifteen months between the meetings. All other meetings of shareholders other than annual general meetings are considered special general meetings. Our board of directors may call a special general meeting whenever it decides it is appropriate. In addition, shareholders representing 5% of the outstanding share capital may require the board of directors to call a special general meeting.   The quorum required for a general meeting of shareholders consists of two or more holders present in person or by proxy who hold or represent at least 25% of the voting power. A meeting adjourned for a lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting may decide with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. At the reconvened meeting, if a quorum is not present within half an hour from the time appointed for holding the meeting, the required quorum will consist of two shareholders present in person or by proxy.

          Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority, except in certain circumstances provided for under the Companies Law, which require a majority of at least 75% of the shares present at the meeting. In accordance with the Companies Law, all shareholders meetings require prior notice of at least 21 days.

          Under the Companies Law, a shareholder has a duty to act in good faith towards the company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company including voting in the general meeting of shareholders on:

•	any amendment to the articles of association

•	an increase of the company’s authorized share capital

•	a merger; or

•	approval of some of the acts and transactions which require shareholder approval.

          A shareholder has the general duty to refrain from depriving rights of other shareholders. Any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, under the provisions of the articles of association, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty.

         Transfer of Shares

          Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument.

         Modification of Class Rights

          Under our articles of association, the rights attached to any class unless otherwise provided by the terms of the class including voting, rights to dividends and the like, may be varied by adoption of the necessary amendment to the articles of association, provided that the affected shareholders approve the change by a class meeting in which a simple majority of the voting power of the class represented at the meeting and voting on the matter approves the change.

         Election of Directors

          Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting have the power to elect all of our directors, other than the outside directors which are appointed by a special majority of shareholders. For a summary of those provisions in our articles of association with respect to the directors, see “Item 6. Directors, Senior Management and Employees.”

         Anti-Takeover Provisions; Mergers and Acquisitions under Israeli Law

          Mergers

          The Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares voting on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. In determining whether a majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of the other party to the merger are excluded from the vote. The Companies Law does not require court approval of a merger other than in specified situations. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli registrar of companies.

          Tender Offers

          The Companies law also provides that an acquisition of shares of a public company on the open market must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. The rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder, unless there is a 50% shareholder of the company. These rules do not apply if the acquisition is made by way of a merger as opposed to a tender offer. Regulations adopted under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, there is either a limitation on acquisition of any level of control of the company, or the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public. The Companies Law also provides that if following any acquisition of shares, the acquirer holds 90% or more of the company’s shares or of a class of shares, the acquisition must be made by means of a tender offer for all the target company’s shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer before the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquirer may not acquire shares tendered if by doing so the acquirer would own more than 90% of the shares of the target company.

C.       Material Contracts

         For a summary of our material contracts, see “Item 4.A. Information on the Company–  Capital Expenditures and Divestitures.”

D.       Exchange Controls

          Under current Israeli regulations, we may pay dividends or other distributions in respect of our ordinary shares either in non-Israeli or Israeli currencies. If we make these payments in Israeli currency, they will be freely transferred in non-Israeli currencies at the rate of exchange prevailing at the time of conversion. We expect therefore, that dividends, if any, that we pay to holders of ADSs, will be paid in dollars, net of conversion expenses of the depositary, the Bank of New York and Israeli income taxes. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS. See “Item 3.D. Risk Factors.”

          Non-residents of Israel may freely hold and trade our ADSs or ordinary shares pursuant to the general permit issued under the Israeli Currency Control Law, 1978.  Neither our articles of association nor the laws of the State of Israel restrict in any way the ownership of our ordinary shares by non-residents, except that these restrictions may exist with respect to citizens of countries which are in a state of war with Israel.

E.       Taxation

          Israeli Taxation

          The following is general information regarding Israeli tax laws to which U.S. and other non-Israeli shareholders may be subject. It does not cover all possible tax considerations and therefore you should not rely on this information as legal or professional tax advice. You should consult your own tax advisor as to the particular tax consequences of an investment in our ordinary shares or ADSs, including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

          To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, we cannot assure you that the views we express herein will accord with any such interpretation in the future.

          On January 1, 2003 Israel’s tax laws had undergone a significant tax reform (Amendment 132 to Israel’s Income Tax Ordinance (New Version) - 1961), referred to as the new law. The underlying principle of the new law is to broaden the categories of taxable income, and reduce the tax rates imposed on employment income. Under the new law, individual shareholders (which are not subject to the provisions of the Inflationary Adjustments Law), selling our ordinary shares shall be subject to a 15% tax rate on any capital gain accrued after January 1, 2003. Under the new law, foreign residents will continue to be exempt from capital gains tax on sale of traded securities of Israeli companies.  The foregoing does not apply to companies which are subject to Chapter II of the Income Tax (Inflationary Adjustments) Law, 1985. In general, Chapter II of the Inflationary Adjustments Law applies to all Israeli companies, except for companies which comply with all of the following: (i) they do not generate any business income; (ii) they do not apply for a deduction of financing expenses; and (iii) they are held only by individuals. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. We obtained a ruling from the Israeli income tax authorities confirming that capital gains received upon sale of ADSs will be subject to the same treatment as capital gains received upon sale of our ordinary shares.

          Pursuant to the convention between the Government of the United States of America and the Government of Israel with respect to taxes on income (the U.S.-Israel tax treaty), the sale, exchange or disposition of our ADSs or ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the preceding 12-month period would be subject to Israeli tax, to the extent applicable. However, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes, if apply, against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

         Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income like dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares (stock dividends) we should generally withhold at source income tax at a rate of 25%, unless a different rate applies under a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of our ADSs or ordinary shares who is a resident of the United States will be 25% or 12.5% if the holder is a company which holds, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the date of payment of the dividend.  However, under the Law for the Encouragement of Capital Investments, 1959 (the Investments Law), dividends generated by an approved enterprise are taxed at the rate of 15%.

          United States Federal Income Tax Considerations

         Subject to the limitations described herein, this discussion summarizes the material United States federal income tax consequences of the purchase, ownership and disposition of our ordinary shares or ADSs to a United States holder.  A United States holder is a holder of our ordinary shares or ADSs who is:

•	an individual citizen or resident of the United States;

•	a corporation (or another entity taxable as a corporation for United States federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which may be included in gross income for United States federal income tax purposes regardless of its source; or

•

a trust (i) if, in general, a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable United States Treasury regulations to be treated as a United States person.

          Unless otherwise specifically indicated, this discussion does not consider the United States tax consequences to a person that is not a United States holder and considers only United States holders that will own the ordinary shares or ADSs as capital assets.

          This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular United States holder based on the United States holder’s particular circumstances.  In particular, this discussion does not address the United States federal income tax consequences to United States holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, United States holders holding the ordinary shares or ADSs as part of a hedging, straddle or conversion transaction, United States holders whose functional currency is not the United States dollar, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who hold the ordinary shares or ADSs through a partnership or other pass-through entity is not considered, nor is the possible application of United States federal estate or gift taxes or any aspect of state, local or non- United States tax laws.

          You are advised to consult your tax advisor with respect to the specific United States federal, state, local and foreign income tax consequences to you of purchasing, holding or disposing of our ordinary shares or ADSs.

Taxation on Distributions on the Ordinary Shares or ADSs

          In August 2001, Formula distributed to its shareholders a dividend in kind of Formula Vision’s (formerly known as Mashov Computers Ltd.) shares held by Formula, which was distributed in the form of cash to holders of our ADRs. Other than this distribution, Formula has never paid dividends, and currently does not intend to pay dividends in the future.  If Formula makes distributions in the future, the amount of the distribution with respect to the ordinary shares or ADSs will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld,  as described above under “Israeli Taxation.” A distribution paid by us with respect to the ordinary shares or ADSs to a United States holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for United States federal income tax purposes.  Dividends that are received by United States holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.”  Dividends that fail to meet such requirements, and dividends received by corporate United States holders, are taxed at ordinary income rates.  No dividend received by a United States holder will be a qualified dividend (1) if the United States holder held the ordinary share or ADS with respect to which the dividend was paid for less than 61 days during the 120-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the United States holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share or ADS (or substantially identical securities); or (2) to the extent that the United States holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share or ADS with respect to which the dividend is paid.  If we were to be a “passive foreign investment company,” a “foreign personal holding company” or a “foreign investment company” (as such terms are defined in the Code) for any year, dividends paid on our ordinary shares or ADSs in such year or in the following year would not be qualified dividends.  In addition, a non-corporate United States holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do; in such case the dividend will be taxed at ordinary income rates.

          The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the United States holder’s tax basis in its ordinary shares or ADSs to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares or ADSs. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares or ADSs.

          Dividends paid by us in NIS will be included in the income of United States holders at the dollar amount of the dividend (including any Israeli taxes withheld therefrom), based upon the spot rate of exchange in effect on the date of the distribution. United States holders will have a tax basis in the NIS for United States federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as United States source ordinary income or loss.

          Subject to the limitations set forth in the Code and the Treasury regulations thereunder, United States holders may elect to claim as a foreign tax credit against their United States federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares or ADSs. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the United States federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a financial services entity, “financial services income.” United States holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.  A United States holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares or ADSs (i) if the United States holder has not held the ordinary shares or ADSs for at least 16 days of the 30 day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the United States holder is under an obligation to make related payments with respect to positions in substantially similar or related property.  Any days during which a United States holder has substantially diminished its risk of loss on the ordinary shares or ADSs are not counted toward meeting the required 16 day holding period.  Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes.

Taxation on Disposition of the Ordinary Shares or ADSs

          Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares or ADSs, a United States holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the United States holder’s tax basis in the ordinary shares or ADSs. The gain or loss recognized on the disposition will be long-term capital gain or loss if the United States holder held the ordinary shares or ADSs for more than one year at the time of the disposition.  Gain or loss recognized by a United States holder on a sale, exchange or other disposition of ordinary shares or ADSs will be treated as U.S. source income or loss for United States foreign tax credit purposes.

          A United States holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles.  However, a United States holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss.  A United States holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss.  In addition, a United States holder that receives foreign currency upon disposition of ordinary shares or ADSs and converts the foreign currency into dollars after the settlement date or trade date (whichever date the United States holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be United States source ordinary income or loss.

Tax Consequences if We are a Passive Foreign Investment Company

          We will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. If we are a PFIC, a United States holder must determine under which of three alternative taxing regimes it wishes to be taxed:

•

The “QEF” regime applies if the United States holder elects to treat us as a  “qualified electing fund” (“QEF”) for the first taxable year in which the United States holder owns our ordinary shares or ADSs or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements.  If the QEF regime applies, then each year that we are a PFIC such United States holder will include in its gross income a proportionate share of the our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.  These amounts would be included in income by an electing United States holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the United States holder.  A United States holder’s basis in our ordinary shares or ADSs for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income.  Generally, a QEF election allows an electing United States holder to treat any gain realized on the disposition of his ordinary shares or ADSs as capital gain.

Once made, the QEF election applies to all subsequent taxable years of the United States holder in which it holds our ordinary shares or ADSs and for which we are a PFIC, and can be revoked only with the consent of the Internal Revenue Service.  The QEF election is made by attaching a completed Internal Revenue Service Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return.  Even if a QEF election is not made, a U.S. person who is a shareholder in a PFIC must file a completed Internal Revenue Service Form 8621 every year.

If a QEF election is made after the first taxable year in which a United States holder holds our ordinary shares or ADSs and we are a PFIC, then special rules would apply.

•

A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares or ADSs are publicly traded.  Pursuant to this regime, an electing United States holder’s ordinary shares or ADSs are marked-to-market each year and the United States holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares or ADSs and the United States holder’s adjusted tax basis therein.  Losses are allowed only to the extent of net mark-to-market gain previously included by the United States holder under the election for prior taxable years.  An electing United States holder’s adjusted basis in our ordinary shares or ADSs is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

Under the mark-to-market election, gain on the sale of our ordinary shares or ADSs is treated as ordinary income, and loss on the sale of our ordinary shares or ADSs, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss.  The mark-to-market election applies to the tax year for which the election is made and all later tax years, unless the ordinary shares or ADSs cease to be marketable or the Internal Revenue Service consents to the revocation of the election.

If the mark-to-market election is made after the first taxable year in which a United States holder holds our ordinary shares or ADSs and we are a PFIC, then special rules would apply.

•

A United States holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime.  Under this regime, “excess distributions” are subject to special tax rules.  An excess distribution is either (1) a distribution with respect to ordinary shares or ADSs that is greater than 125% of the average distributions received by the United States holder from us over the shorter of either the preceding three years or such United States holder’s holding period for our ordinary shares or ADSs, or (2) 100% of the gain from the disposition of our ordinary shares or ADSs.

Excess distributions must be allocated ratably to each day that a United States holder has held our ordinary shares or ADSs.  A United States holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year.  All amounts allocated to prior years of the United States holder would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The United States holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A United States holder that is an individual is not allowed a deduction for interest on the deferred tax liability.  The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current year under the normal tax rules of the Code.

A United States person who inherits shares or ADSs in a foreign corporation that was a PFIC in the hands of the decedent (who did not make either of the elections described above), is denied the otherwise available step-up in the tax basis of such shares or ADSs to fair market value at the date of death.  The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

         We believe that in 2002 we were not a PFIC and currently we expect that we will not be a PFIC in 2003.  However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our assets and the amount and type of our gross income.  Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2003 or in a future year.  We will notify United States holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable United States holders to consider whether or not to elect to treat us as a QEF for United States federal income tax purposes or to “mark to market” the ordinary shares or ADSs or to become subject to the “excess distribution” regime.

         United States holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Information Reporting and Backup Withholding

          A United States holder generally is subject to information reporting and may be subject to backup withholding at rate of up to 28% with respect to dividend payments and receipt of the proceeds from the disposition of the ordinary shares or ADSs. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a United States holder provides a correct taxpayer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the United States federal income tax liability of a United States holder, or alternatively, the United States holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

Non-United States holders of Ordinary Shares or ADSs

          Except as provided below, a non-United States holder of ordinary shares or ADSs (except certain former United States citizens and long-term residents of the United States) will not be subject to United States federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share or ADS, unless that item is effectively connected with the conduct by the non-United States holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-United States holder will be subject to tax in the United States if the non-United States holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

          Non-United States holders will not be subject to information reporting or backup withholding with respect to the payment of dividends on ordinary shares or ADSs unless the payment is made through a paying agent, or an office of a paying agent, in the United States. Non-United States holders will be subject to information reporting and backup withholding at a rate of up to 28% with respect to the payment within the United States of dividends on the ordinary shares or ADSs unless the holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

          Non-United States holders will be subject to information reporting and backup withholding at a rate of up to 28% on the receipt of the proceeds from the disposition of the ordinary shares or ADSs to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-United States holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the ordinary shares or ADSs by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a “U.S. related person,” information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-United States holder’s foreign status or the non-United States holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a “U.S. related person” is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the United States federal income tax liability of a non-United States holder, or alternatively, the non-United States holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

F.       Dividend and Paying Agents

Not applicable.

G.       Statement by Experts

Not applicable.

H.       Documents On Display

           We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the

           Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

           As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However we intend to file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm, as well as reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each such quarter.

I.       Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

          The majority of our assets are comprised of (i) cash and cash equivalents, in NIS and in dollars, and (ii) holdings of securities of our subsidiaries. We are exposed to the risk of currency exchange rate fluctuations and the impacts of inflation.  In addition, we are exposed to the risk of fluctuations in the market price of securities of companies we hold.

          Currency Exchange Rate Fluctuations and Impact of Inflation

          In light of the nature of our activities, we invest our cash and cash equivalents in short term deposits. As of December 31, 2002, we invested approximately 56% of the cash we held in dollar accounts and the remainder 44% in NIS accounts.

          An increase in value of the NIS against the dollar (after taking into account the rate of inflation or deflation in Israel) may have a negative impact on our operating results and financial condition. In particular, our finance expenses may increase. Depending upon the circumstances, we will consider entering into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS.  There can be no assurance that these activities, or others that we may use from time to time, will eliminate the negative financial impact of currency fluctuations and inflation.

          We do not engage in currency speculation.  Generally, we do not hold nor have we issued, to any material extent, any derivatives or other financial instruments for trading purposes.

          We include the gains and losses related to foreign currency transactions in the statement of income in the period in which the changes in the exchange rates occur.

          Fluctuations in Market Price of Securities We Hold

          We hold securities of several publicly traded companies on the Nasdaq National Market and the TASE. These companies include Magic, Crystal,  Matrix and Sapiens. We consider these holdings as long-term holdings. We are exposed to the risk of fluctuation of the price of these companies’ securities.  All of these publicly traded companies have experienced significant historical volatility in their stock prices. Fluctuations in the market price of our holdings in these companies may result in the fluctuation of the value of our assets. We typically do not attempt to reduce or eliminate our market exposure on these securities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

P A R T   II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

          (a) Within 90 days prior to the filing date of this annual report on Form 20-F, we have carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and vice president, finance, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the chief executive officer and vice president, finance concluded that our disclosure controls and procedures are effective in assuring that all material information relating to our company is made known to them.

          (b) There have been no significant changes in our internal controls or in other factors, which could significantly affect the internal controls subsequent to the date of their evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

P A R T  III

ITEM 17. FINANCIAL STATEMENTS

          We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

          The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.

1.1	Memorandum of Association*

1.2	Articles of Association as amended on January 7, 2001**

2	The description of terms of debentures issued by the Registrant in May 2002 contained in Section 2.3 of the prospectus of the Registrant dated May 23, 2002***

4.1	Agreement dated October 1, 1999 between the Registrant and Shamrock Holdings of California Inc.****

4.2	Agreement dated January 24, 2001 among the Registrant, Sapiens International Corporation N.V. and Yarnfield International Limited**

4.3	Agreement dated December 30, 2001 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd. (English summary accompanied by Hebrew original)*****

4.4	Share Exchange Agreement dated October 13, 2002 among the Registrant, Crystal Systems Solutions Ltd. and certain shareholders of Liraz Systems Ltd.

4.5	Agreement for the Sale of Shares dated October 13, 2002 between the Registrant and Matrix I.T. Ltd. (English translation from Hebrew original)

4.6	Form of the 1997 Share Option Plan (English translation from Hebrew original)*

Exhibit No.

4.7	Form of the 2000 Share Option Plan (English translation from Hebrew original)**

4.8	Letter of Indemnification, dated February 14, 2002*****

8	List of Subsidiaries

10.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act

10.2	Certification of the Vice President, Finance pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act

*      Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).

**    Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2001.

***   Incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on June 14, 2002.

****  Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2000.

*****  Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

2002 Annual Report

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

2002 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

Independent Auditors’ Report

To the Shareholders of

FORMULA SYSTEMS (1985) LTD.

We have audited the consolidated balance sheets of Formula Systems (1985) Ltd. and its subsidiaries (the “Company”) as of December 31, 2002 and 2001 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets included in consolidation constitute approximately 30% and 18.54% of total consolidated assets as of December 31, 2001 and 2002, respectively, and whose revenues included in consolidation constitute approximately 21%, 30% and 21.82% of total consolidated revenues for the years ended December 31, 2000, 2001 and 2002, respectively.  The financial statements of those subsidiaries were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries is based solely on the reports of the other auditors. We did not audit an equity investee of the Company, insofar as it relates to that investment and its operation income, is based on the reports of the other auditor.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2001, and the related consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 1.A. to the financial statements, the Company has changed its method of reporting from principles of accounting generally accepted in Israel to those generally accepted in the United States. In addition, the Company has adopted the U.S. dollar as its reporting currency.

As discussed in Note 1.H. to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

Tel-Aviv, Israel

June 30, 2003

/s/ BDO Ziv Haft —————————————— BDO Ziv Haft Certified Public Accountants (Isr.)

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

	(U.S. $ in t h o u s a n d s)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 16A)	90,561	83,547
Short-term investments	12,101	11,252
Trade receivables (Note 16B)	67,642	88,440
Other accounts receivable (Note 16C)	19,642	22,059
Inventories	3,590	4,945

	193,536	210,243

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loan and other investments (Note 3)	3,400	7,962
Investments in affiliates (Note 4)	22,659	11,445

	26,059	19,407

DEBENTURES (Note 2K)	75,951	58,877

SEVERANCE PAY FUND (Note 9)	8,262	9,036

FIXED ASSETS, NET (Note 5)	25,045	30,329

GOODWILL (Note 1H)	115,165	104,771

OTHER ASSETS, NET (Note 6)	24,579	21,881

	468,597	454,544

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

	December 31,

	2002	2001

	(U.S. $ in t h o u s a n d s)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Credit from banks and others (Note 16E)	87,752	53,252
Trade payables	26,811	38,078
Other accounts payable (Note 16F)	60,172	68,979
Restructuring accrual	2,661	4,838

	177,396	165,147

LONG-TERM LIABILITIES:
Debentures (Note 8)	33,726	-
Provision for losses in formerly owned investee	2,512	-
Deferred taxes	871	934
Customer advances	491	740
Liabilities to banks and others (Note 7)	7,556	8,137
Liability due to activity acquisition	2,334	-
Accrued severance pay (Note 9)	12,048	12,637
Unrealized gain (Note 11)	6,184	4,937

	65,722	27,385

MINORITY INTEREST	72,130	95,591

COMMITMENTS AND CONTINGENCIES (Note 12)

SHAREHOLDERS’ EQUITY (Note 13):

Share capital - ordinary shares of NIS 1 par value (authorized - December 31, 2002 and 2001 - 25,000,000 and 14,000,000 shares, respectively; issued: December 31, 2002 - 10,324,780 shares; December 31, 2001 - 10,324,780 shares)	3,101	3,101
Additional paid-in capital	89,396	89,930
Retained earnings	87,947	90,353
Accumulated other comprehensive loss	(23,697)	(16,963)

	156,747	166,421

Cost of 324,780 Company shares held by the Company	(3,398)	-

Total shareholders’ equity	153,349	166,421

	468,597	454,544

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,

	2002	2001	2000

	(U.S. $ in thousands, except per share amounts)

Revenues (Note 16G)	283,310	387,682	402,469
Cost of revenues	186,908	261,346	239,506

Gross profit	96,402	126,336	162,963
Research and development costs, net	15,967	21,287	20,465
Selling, general and administrative expenses	85,292	151,345	142,006
Restructuring and non-recurring costs (Note 16H)	1,829	10,998	2,444

Operating income (loss)	(6,686)	(57,294)	(1,952)
Financial income, net (Note 16I)	3,605	2,680	8,467
Gain on realization of shareholdings, net (Note 16K)	4,668	773	66,651
Other expenses, net (Note 16J)	(2,100)	(36,719)	(315)

Income (loss) before taxes on income	(513)	(90,560)	72,851
Taxes on income (Note 15)	2,014	6,239	13,131

	(2,527)	(96,799)	59,720
Equity in losses of affiliated companies, net	(2,327)	(9,926)	(5,633)
Minority interest in losses (profits), net	2,448	46,864	(16,108)

Net income (loss)	(2,406)	(59,861)	37,979

Earnings (loss) per share (Note 16M):
Basic	(0.24)	(6.42)	4.07

Diluted	(0.24)	(6.42)	4.06

Weighted average number of shares outstanding (Note 16M):
Basic	10,171	9,325	9,322

Diluted	10,171	9,325	9,363

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share Capital

	Number of Shares	Amount	Additional paid-in Capital	Retained Earnings	Accumulated other comprehensive income (loss)	Cost of Company Shares Held by the Company	Total

	(U.S. $ in t h o u s a n d s)

Balance at January 1, 2000	9,271,529	2,862	65,413	119,206	(9,259)	-	178,222
Changes during 2000:
Net income	-	-	-	37,979	-	-	37,979
Currency translation adjustments	-	-	-	-	4,289	-	4,289
Total comprehensive income	-	-	-	-	-	-	42,268

Exercise of employee share options	50,574	12	900	-	-	-	912
Deferred compensation	-	-	2,254	-	-	-	2,254
Purchase of shares of a subsidiary by subsidiary thereof	-	-	4,467	-	-	-	4,467
Tax resulting from the sale of a company to controlling shareholders	-	-	(502)	-	-	-	(502)
Tax benefit resulting from issuance expenses	-	-	623	-	-	-	623
Tax benefit resulting from exercise of employee options	-	-	634	-	-	-	634
Capital fund arising from elimination of gain on realization of Investment	-	-	794	-	-	-	794

Balance at December 31, 2000	9,322,103	2,874	74,583	157,185	(4,970)	-	229,672
Changes during 2001:
Net loss	-	-	-	(59,861)	-	-	(59,861)
Currency translation adjustments	-	-	-	-	(11,993)	-	(11,993)
Total comprehensive loss	-	-	-	-	-	-	(71,854)

Issuance of share capital	1,000,000	226	12,091	-	-	-	12,317
Exercise of employee share options	2,677	1	44	-	-	-	45
Deferred compensation	-	-	1,637	-	-	-	1,637
Capital fund arising from transactions between the Company and certain controlling parties	-	-	1,575	-	-	-	1,575
Dividend in kind	-	-	-	(6,971)	-	-	(6,971)

Balance at December 31, 2001	10,324,780	3,101	89,930	90,353	(16,963)	-	166,421
Changes during 2002:
Net loss	-	-	-	(2,406)	-	-	(2,406)
Currency translation adjustments	-	-	-	-	(6,734)	-	(6,734)
Total comprehensive loss	-	-	-	-	-	-	(9,140)

Proceeds from sale of call warrants	-	-	1,056	-	-	-	1,056
Deferred compensation	-	-	214	-	-	-	214
Purchase of treasury stock	(324,780)	-	-	-	-	(3,398)	(3,398)
Alimentation of tax benefit resulting from issuance expenses	-	-	(1,804)	-	-	-	(1,804)

Balance at December 31, 2002	10,000,000	3,101	89,396	87,947	(23,697)	(3,398)	153,349

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2002	2001	2000

	(U.S. $ in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(2,406)	(59,861)	37,979
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Impairment of investments in investees and write-down of loans	1,656	38,448	-
Minority interest in earnings (losses) of consolidated subsidiaries	(2,448)	(46,864)	16,108
Equity in losses of affiliated companies, net	2,472	9,926	5,633
Depreciation and amortization	12,906	29,895	22,319
Increase (decrease) in accrued severance pay, net	219	(367)	796
Loss (gain) from sale of fixed assets	176	218	(213)
Gain on realization of shareholdings	(4,668)	(773)	(66,651)
Amortization of deferred warrant compensation	430	3,221	4,378
Erosion of debentures and change in accrued interest	(2,945)	-	-
Erosion of (appreciation in) value of long term loans and deposits, net	108	(434)	1,327
Tax benefit relating to issuance expenses and employee options exercised	-	-	1,501
Deferred taxes	(410)	1,316	(2,192)
Decrease in marketable securities	435	283	138
Changes in operating assets and liabilities:
Decrease (increase) in inventories	1,159	410	(3,244)
Decrease (increase) in trade receivables	14,153	22,178	(21,118)
Decrease (increase) in other accounts receivable	1,827	(8,756)	13,380
Increase (decrease) in trade payables	(9,483)	12,118	3,742
Increase (decrease) in other accounts payable and restructuring accrual	(8,212)	86	(8,663)
Increase in customer advances, net of work in progress	-	-	508

Net cash provided by operating activities	4,969	1,044	5,728

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2002	2001	2000

	(U.S. $ in thousands)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of newly-consolidated subsidiaries (Appendix C)	(1,774)	(17,590)	(21,840)
Proceeds from realization of investment in previously-consolidated subsidiaries (Appendix D)	(9)	(30,617)	(1,232)
Investment in debentures	(19,422)	-	-
Proceeds from repayment of debentures	2,919	-	-
Sale of marketable securities, net	(1,857)	4,025	1,593
Pledge of cash	-	(740)	-
Purchase of fixed assets	(3,382)	(11,136)	(15,982)
Fulfillment of guarantees	-	(196)	-
Proceeds from sale of fixed assets	1,160	3,264	2,191
Investment in and loans to affiliated and other companies	(17,488)	(36,897)	(22,327)
Proceeds from sale of investments in and loans to affiliated companies	2,128	10,735	29,881
Purchase of activity by a consolidated company	(1,330)	-	(280)
Purchase of know-how by consolidated companies	(353)	(3,153)	-
Investment in bank deposits, net	(180)	14,304	7,788
Additional investment in previously consolidated company	-	(1,559)	-
Capitalization of software development and other costs	(4,424)	(9,857)	(12,967)
Purchase of minority interest in subsidiaries	(16,231)	(35,018)	(57,206)
Dividends received from affiliated companies	31	58	217

Net cash used in investing activities	(60,212)	(114,377)	(90,164)

CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of newly - consolidated subsidiaries (Appendix E)	-	7,999	-
Proceeds from sale of call warrants	2,174	-	-
Issuance of debentures	29,453	-	-
Purchase of treasury stock	(3,398)	-	-
Issuance of share capital	-	12,317	-
Exercise of company’s options into shares	-	45	912
Dividend to minority shareholders in subsidiaries	(128)	(797)	(2,477)
Short-term bank credit, net	37,061	26,558	(5,106)
Repayment of long-term loans	(5,045)	(2,192)	(8,276)
Receipt of long-term loans	4,841	13,335	2,457
Issuance in a subsidiary to minority shareholders, net	356	1,104	100,516
Debenture redemption	-	(40)	-
Purchase of treasury stock in a subsidiary by a subsidiary thereof	(482)	(1,318)	(8,404)

Net cash provided by financing activities	64,832	57,011	79,622

Effect of exchange rate changes on cash and cash equivalents	(2,575)	(7,536)	2,950

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,014	(63,858)	(1,864)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	83,547	147,405	149,269

CASH AND CASH EQUIVALENTS AT END OF YEAR	90,561	83,547	147,405

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A - Supplemental cash flow information:

	Year ended December 31,

	2002	2001	2000

	(U.S. $ in thousands)

Cash paid during the year for:
Interest	5,616	407	2,114

Income tax	5,940	8,986	9,943

Appendix B - Non-cash activities:

	Year ended December 31,

	2002	2001	2000

	(U.S. $ in thousands)

Transfer of investments and loans against debentures	-	37,385	-

Purchase of fixed assets against trade payables	-	-	1,117

Investment in a consolidated company against issuance of share capital to minority shareholders of consolidated company	9,358	1,046	3,130

Realization of investment in a consolidated company against accounts receivable	-	170	-

Purchase of activity against long term liability	2,503	1,421	-

Investment in affiliates and other companies recorded against accounts payable	-	-	317

Purchase of shares from minority shareholders of subsidiary against accounts payable	262	496	-

Realization of convertible debenture in a subsidiary	242	-	-

Purchase of shares from minority shareholders of subsidiary against debentures	1,310	-	-

Realization of investment in an exchange shares transaction	6,422	-	-

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix C - Acquisition of newly-consolidated subsidiaries:

	Year ended December 31,

	2002	2001	2000

	(U.S. $ in thousands)

Assets and liabilities of subsidiaries consolidated as of acquisition date:
Working capital (other than cash and cash equivalents)	1,019	(4,197)	(18,541)
Liabilities arising from purchase of activity	(743)	(1,421)	-
Investment in affiliates and others including loans	(6,232)	(1,684)	(2,071)
Fixed assets	480	2,466	2,954
Other assets and deferred expenses	413	1,361	3,974
Goodwill arising upon acquisition	6,654	33,173	39,689
Long-term liabilities	(77)	(2,746)	(3,610)
Minority interest at acquisition date	260	(9,093)	(555)
Capital gain from merger transaction	-	(269)	-

Total	1,774	17,590	21,840

Appendix D - Proceeds from realization of investments in previously-consolidated subsidiaries:

	Year ended December 31,

	2002	2001	2000

	(U.S. $ in thousands)

Assets and liabilities of consolidated subsidiaries as of date of realization
Working capital (other than cash and cash equivalents)	289	12,344	(1,896)
Debtor in respect of sale of companies	-	(3)	-
Investment in affiliate (including loans)	(221)	(4,282)	5,026
Loans to others	-	(3,050)	-
Fixed assets	-	(6,300)	(937)
Other assets and deferred expenses	31	(4,446)	(1,973)
Goodwill	(76)	(21,581)	(3,088)
Long-term liabilities	(14)	18,804	281
Loss (gain) from realization of investments in subsidiaries	-	3,982	(385)
Minority interest	-	4,762	4,204
Dividend in kind	-	6,971	-
Debentures	-	21,492	-
Unrealized gain	-	1,924	-

Total	9	30,617	1,232

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix E - Acquisition of newly-consolidated subsidiaries(*):

	Year ended December 31,

	2002	2001	2000

	(U.S. $ in thousands)

Assets and liabilities of subsidiaries consolidated as of acquisition date:
Working capital (other than cash and cash equivalents)	-	(307)	-
Goodwill realized	-	(1,943)	-
Minority interest at acquisition date	-	(2,383)	-
Unrealized gain	-	(3,366)	-

Total	-	(7,999)	-

(*)

In the framework of a subsidiary’s reverse acquisition into a listed company shell. The Company considers this activity to be a financing activity because in substance it constitutes a flotation of the subsidiary on the stock market.

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:

A.	General:

Formula Systems (1985) Ltd. (the “company”) was founded in 1985 in Israel. Since 1991 the Company’s shares have been traded on the Tel Aviv Stock Exchange (“TASE”) and since 1997 through American Depositary Shares (ADS) under the symbol FORTY on the NASDAQ National Market in the United States. Each ADS represents one ordinary share of the Company.

The Company through its subsidiaries (“Group”, “Formula”) deals in development, production and marketing of information technology (“IT”) solutions and services company. The Company operates in two principal business segments, IT Services and Proprietary Software Solutions. For a description of the segments - see Note 16.L.

Listed below are details relating to the Company subsidiaries and material investments as at:

Name of Investee:	Percentage of ownership and control	Percentage of ownership	Percentage of control

	December 31, 2002	December 31, 2001

	%	%	%

Matrix IT Ltd. (“Matrix”)	65.2	85	85
Crystal Systems Solutions Ltd. (“Crystal”)	58.35	49.6	57.6
Magic Software Enterprises Ltd. (“Magic”)	52.6	48.8	48.8
NextSource Inc.	100	100	100
Sapiens International Corporation N.V (“Sapiens”)	47.48	24	24

The above list consists only of active companies held directly by the Company.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

A.	General (cont.):

Change in Accounting

On 2002 the company adopted U.S. GAAP and prepared accordingly its financial statements. All the consolidated financial statements for the periods presented have been restated to comply with U.S. GAAP. Under U.S. GAAP the company couldn’t use a price adopted currency (as used before) and start to use as its functional currency the nominal New Israeli Shekel (“NIS”).

Accounting Principles

The financial statements are prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States.

Functional and Reporting Currency

The currency of the primary economic environment in which the operations of the Company and most of its subsidiaries are conducted is nominal NIS. The functional currency of the remaining subsidiaries is the U.S. dollar (“dollar”). The Company elected to use, as its reporting currency, the dollar.

The Financial Statement of the Company and most of its Subsidiaries whose functional currency is NIS have been translated to dollars under the principles described in Financial Accounting Standards Board Statement No. 52. Assets and liabilities have been translated at period-end exchange rates.  Results of operations have been translated at the exchange rate at the dates on which those transactions occur or at average exchange rates. Differences resulting from translation are presented under shareholder’s equity in the item accumulated other comprehensive income (loss). Thus, subsidiaries whose functional currency is the dollar, their financial statement is presented in the consolidation, at their original amounts.

Use of Estimates and Assumptions in the Preparation of the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Actual results could differ from those estimates.

B.	Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which it has a controlling interest. Intercompany transactions and balances were eliminated in consolidation.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

C.	Cash Equivalents:

Cash equivalents are considered by the Company to be highly-liquid investments, including, inter alia, short-term deposits with banks, the maturity of which did not exceed three months at the time of deposit and which are not restricted.

D.	Investments:

Investments in affiliates over which the Company exercises significant influence are accounted for under the equity method. Investments in marketable securities are classified as “trading”, and unrealized gains or losses thereon are reported in the statement of income in accordance with Statements of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt”. As to goodwill - see Note 1.H.  Investments in other companies are accounted for under the cost method.

Investments are periodically reviewed to determine whether an other-than-temporary impairment in value has occurred, in which case the investment is written down to its fair value.

E.	Inventory:

The inventory is mainly constituted of hardware.
Inventory is valued at the lower of cost or market value. Cost is determined on the “first in - first out” basis.

F.	Debentures:

Debentures from investments sales relate to transaction carried out on December 31, 2001. The debentures were issued by Formula Vision in connection with the sale of non-public companies held by the Company to Formula Vision.

The Company evaluates periodicaly, the financial strength of Formula Vision and its ability to meet the repayment schedule of the loan (see Note 2.K).

G.	Fixed Assets:

Fixed assets are stated at cost, and are depreciated by the straight-line method, over their estimated useful lives. Annual rates of depreciation are as follows:

%

Computers and equipment	6 - 33 (mainly 33)
Motor vehicles	15
Buildings	4
Leasehold improvements	10 - 20 (mainly 20)

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

H.	Goodwill:

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Until December 31, 2001 goodwill was amortized in equal annual installments, over period of 10 years. In the event it was determined that goodwill is not recoverable, its book value was written off and charged to the statement of operation as goodwill impairment.

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite.

SFAS 142 is effective for fiscal years beginning after December 15, 2001. In accordance with SFAS 142, the Company ceased amortizing goodwill totaling $105 million as of the beginning of 2002 ($115 million to the end of 2002). As of January 1 the Company has completed the transitional impairment review of goodwill. Based on the impairment tests performed, there was no impairment of goodwill on January 1, 2002. The Company has selected December 31st as the date on which it will perform its annual goodwill impairment test. As of December 31, 2002, no impairment was required. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

The following table presents the impact of SFAS 142 on net income (loss) and net income (loss) per share had the accounting standard been in effect for 2002, 2001 and 2000 (in thousands except per-share amounts):

	Year ended December 31,

	2002	2001	2000

	(U.S.$ in thousands)

Net income (loss) as reported	(2,406)	(59,861)	37,979
Amortization of goodwill	-	10,932	6,142

Net income (loss) adjusted	(2,406)	(48,929)	44,121

Basic net income (loss) per share as reported	(0.24)	(6.42)	4.07
Basic net income (loss) per share adjusted	(0.24)	(5.25)	4.73
Diluted net income (loss) per share as reported	(0.24)	(6.42)	4.06
Diluted net income (loss) per share adjusted	(0.24)	(5.25)	4.71

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

I.	Software Development Costs:

Development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of SFAS No. 86 of the FASB.

Software development costs incurred before technological feasibility is established are charged to the statement of income as incurred.

Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is computed by the straight-line method, over the remaining useful life of the product or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. Currently, amortization is computed by the straight-line method, mainly over a period of 3 years. During the year ended December 31, 2002, a consolidated subsidiaries capitalized software development costs aggregating $4.4 million (2001 - $9.9 million, 2000 - $13 million) and amortized capitalized software development costs aggregating $5.1 million (2001 - $6.6 million, 2000 - $0.9 million).

In management’s estimate, total capitalized costs do not exceed the net realizable value of the software product.
In the event that unamortized software development costs exceed the net realizable value of the product, they are written down to net realizable value.

J.	Impairment in value of long-lived assets:

On January 1, 2002, the Company adopted SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 requires that long-lived assets, to be held and used by an entity, be reviewed for impairment and, if necessary, written down to the estimated fair values, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through undiscounted future cash flows. The adoption of SFAS 144 did not have a material effect on the financial position and results of operations of the Company.

K.	Revenue Recognition:

Revenues derived from direct software license agreements are recognized in accordance with Statement of Position (SOP) 97-2 “Software Revenue Recognition” (as amended by SOP 98-4 and SOP 98-9), upon delivery of the software when collection is probable, the license fee is otherwise fixed or determinable and persuasive evidence of an arrangement exists.

When a project involves significant modification of software, revenue is generally recognized according to the percentage of completion method. Under this method, estimated revenue is generally accrued based on costs incurred to date as a percentage of total updated estimated costs.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

K.	Revenue Recognition (cont.):

The Company recognizes revenues from projects (i) with respect to projects billed on a time and material basis, based on SOP 81-1 “Accounting for Performance of Construction - Type and Certain Production - Type Contracts”, using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provision for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2002 no such estimated losses were identified. and (ii) with respect to fixed fee contracts, based upon the percentage of completion method. The Company recognizes contract losses, if any, in the period in which they first become evident.

Revenues from contractual maintenance contract and training are recognized relatively over the contract period.

Revenues from sales of hardware are recognized when the merchandise is delivered to the customer, provided no significant vendor obligations remains.

Management believes that the Company’s revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101).

L.	Provision for warranty:

In light of past experience, the Company and the majority of its subsidiaries do not record any provision for warranty of their products and services. Some subsidiaries record a provision for warranty, based on past experience.

M.	Advertising Costs:

The Company expenses advertising costs as incurred.

N.	Gain on Realization of Shareholdings:

The results of realization of the Company’s shareholdings in investees arising from issuance of stock by the investees to third parties is recognized in accordance with the provisions of Staff Accounting Bulletin (SAB) No. 51 of the Securities and Exchange Commission. The Company charges to the statement of operations such results, provided that the conditions stipulated in SAB 51 for such recognition have been met.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

O.	Deferred Income Taxes:

The Company applies the provisions of SFAS 109 “Accounting for Income Taxes” of the FASB, see also Note 15.E.

P.	Earnings (Loss) Per Share:

Earnings (loss) per share (“EPS”) were computed in accordance with provisions of SFAS No. 128 of the FASB (“SFAS 128”). SFAS 128 requires the presentation of both basic and diluted EPS.

Basic net earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each year. Diluted earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each year, plus dilative potential common shares considered outstanding during the year.

Q.	Company shares held by the Company:

Company shares held by the Company are presented as a reduction of shareholders’ equity, at their cost to the Company, under cost of Company shares held by the Company. Gains and losses on sale of these shares, net of related income taxes, are carried to additional paid-in capital and to return earnings respectively.

R.	Concentration of credit risks - allowance for doubtful accounts:

Most of the Group’s cash and cash equivalents and short-term investment as of December 31, 2002 and 2001 were deposited with Israeli U.S. and European banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

Most of the Group’s sales are made in Israel, North America and Europe, to a large number of customers.

In general, the exposure to the concentration of credit risks relating to trade receivables is limited, due to the relatively large number of customers. The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. An appropriate allowance for doubtful accounts is included in the accounts.

The allowance for doubtful accounts charged to general and administrative expenses amounted to $2.8 million, $3.8 million and $0.98 million in 2002, 2001 and 2000, respectively, and has been determined for specific debts doubtful of collection.

Debentures (see Note 1F).

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

S.	Options granted to employees:

The Company accounts for its Employee Stock Option Plans using the treatment prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and FASB issued Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”).  Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting.

In October 1995, the FASB issued Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).  This Statement, effective as of the 1997 financial statements, established a fair value based method of accounting for an employee stock option or similar equity instrument, and encourages adoption of such method for stock compensation plans. SFAS 148 “Accounting for stock based compensation” amended SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for such plans.

However, it also allows companies to account for those plans, with respect to options granted to employees, using the accounting treatment prescribed by APB 25.

The Company has elected to account for share option plans according to APB 25 and FASB interpretation No. 44 and has accordingly complied with the disclosure requirements set forth in SFAS 123 for companies electing to apply APB 25.

Compensation cost was charged to income in 2002, 2001 and 2000 in respect of such plans in the net amount of $239 thousand, $2,817 thousand and $1,429 thousand respectively. Had compensation cost for the Company’s plans been determined based on the fair value at the grant date, consistent with the method of SFAS 123 as amended by SFAS 148, the Company’s net income and earnings per share would have been decreased to the pro-forma amounts indicated below:

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

S.	Options granted to employees (cont.):

	Year Ended December 31

	2002	2001	2000

	(U.S.$ in thousands except per share amounts)

Net income (loss), as reported	(2,406)	(59,861)	37,979
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	239	2,817	1,429
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,421)	(3,711)	(2,666)

Pro-forma net income (loss)	(3,588)	(60,755)	36,742

Earnings per share:

Basic - as reported	(0.24)	(6.42)	4.07

Basic - pro forma	(0.35)	(6.52)	3.94

Diluted - as reported	(0.24)	(6.42)	4.06

Diluted - pro forma	(0.35)	(6.52)	3.92

T.	Comprehensive Income:

Comprehensive income presented in shareholders’ equity, includes in addition to net income (loss), translation gains and losses of non NIS and dollar currency financial statements of subsidiaries companies and translation adjustment due to change from functional currency to reporting currency.

U.	Financial Instruments:

In June 1998, the FASB issued SFAS 133 - “Accounting for Derivatives Instruments and Hedging Activities”.  SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.  SFAS 133 sets new accounting treatment for this issue. The new pronouncement requires all derivatives to be stated, on the balance sheet, at fair value.

In June 1999, the FASB issued SFAS 137 “Deferral of the Effective Date of FASB Statement No. 133”, which defers the implementation of SFAS 133 to the fiscal quarters of fiscal years beginning after June 15, 2000.

The application of SFAS 133 did not have any material impact on the Company’s consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

V.	Recently issued accounting pronouncement:

	1)	SFAS 143:

In August 2001, the FASB issued SFAS No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets”. SFAS 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, including, but not limited to, clean-up costs, etc. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS 143 to have material effect on its consolidated financial statements.

	2)	SFAS 146:

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized, at fair value, when the liability is incurred. Previously, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material effect on its consolidated financial statements.

	3)	FIN 45:

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing such guarantee and to provide certain disclosures. The recognition provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the adoption of FIN 45 to have a material effect on its consolidated financial statements.

	4)	FIN 46:

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities”. FIN 46 classifies entities into two groups: (1) those for which voting interests are used to determine consolidation; and (2) those for which other interests (variable interests) are used to determine consolidation. FIN 46 deals with the identification of Variable Interest Entities (“VIE”) and the business enterprise which should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements. FIN 46 would become effective during 2003. At this stage, the Company is evaluating the effect of this pronouncement on its consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions:

A.

In September 1999, the Company entered into an agreement with Sharmrock Holdings of California Inc., or Shamrock, pursuant to which the Company granted to Shamrock an option, until March 2000, to invest in companies in which the Company holds, directly or indirectly, at least 25% of the outstanding equity. In addition, the Company granted to Shamrock an option to exchange the securities it purchased under the above option for Formula’s ordinary shares, exercisable within a 45 day period, beginning upon the elapse of 27 months from the date of purchase of the securities or from the date of the agreement, such period to vary based on the securities involved. The exchange rate was to be based upon the original price paid for the securities subject to the exchange and the market price on the Tel-Aviv Stock Exchange (“TASE”) of Formula’s ordinary shares at the time of the exchange, subject to certain requisite adjustments. Notwithstanding the above, the Company had the discretion to purchase of the securities to be exchanged for cash instead of exchanging them for Formula’s ordinary shares.

In October 1999, the Company entered into agreements with the First Israel Mezzanine Investors Ltd., or FIMI, and Israel Discount Bank, or IDB, each on the same terms in all material respects as the agreement with Shamrock.

In September 1999, an extraordinary general meeting of Formula’s shareholders approved the issuance to Shandol Ltd., one of the Company’s former subsidiaries and currently a subsidiary of Formula Vision Technologies (F.V.T.) Ltd., or Formula Vision, of options to purchase 1 million ordinary shares in order to ensure the availability of ordinary shares, if the above exchange option is exercised.

In August 2000, an extraordinary general meeting of shareholders approved the grant of additional options to Shandol to purchase 500,000 ordinary shares, to ensure the availability of ordinary shares for different purposes while conducting various transactions, including the availability of ordinary shares, if the above exchange option is exercised.

In November 2001 and January 2002, Shamrock exercised the exchange option with respect to its investment in certain companies of the Formula group. In consideration for the securities held by Shamrock, Shandol transferred to Shamrock 1,000,000 of the Company ordinary shares and an aggregate of approximately $1.6 million. In January 2002, Shamrock sold these shares to Dan and Gad Goldstein.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

A.	(cont.):

In April 2002, FIMI and IDB exercised the exchange option with respect to their investment in certain companies of the Formula group in aggregate amount of $4.7 million (including accrued interest). In connection therewith, the Company entered into an agreement with FIMI and IDB, pursuant to which the Company exchanged the amount of $4.7 million, with a convertible debenture issued by Formula. The convertible debenture may be converted into Formula’s ordinary shares during a 4-year period. The conversion price shall be $19 per share, subject to adjustments, but in no event less than a minimum price agreed between the parties. The principal of the convertible debenture shall be payable in semi-annual installments beginning 30 months from the date of issuance of the debenture, unless FIMI and IDB request to postpone this date until the end of the 4-year period. The principal bears interest at an annual rate of 5% to be paid quarterly.

In connection with the exercise of the option by Shamrock, the Company agreed to extend the term of the option to exchange the securities held by Shamrock in ESI-Expert Systems Industries Ltd., or ESI, and Sintec Advanced Technologies Ltd., or Sintec, for Formula’s ordinary shares.

The Company also agreed to extend the term of the option granted to FIMI and IDB to exchange the securities held by them in ESI, Transtech Control Ltd. and Sintec, for Formula’s ordinary shares.
The options granted to Shamrock, FIMI and IDB with respect to Sintec’s shares have been replaced in November 2002 by options relating to Matrix shares, as described in Note 2.O.

As part of the agreement between the Company and Formula Vision Technologies (F.V.T.) Ltd. (see note 2.K), the Company transferred to Formula Vision the Company’s rights and obligations with respect to the transferred companies under the Company’s agreements with each of Shamrock, FIMI and IDB. These companies include ESI and Transtech. If either of Shamrock, FIMI or IDB exercises the option to exchange the securities in the transferred companies for Formula’s shares and to the extent exercised, Formula Vision assumed all the rights and undertaking in connection with the exercise of the option.

B.

In November 2000, the Company completed a public tender offer for the ordinary shares of ForSoft Ltd. (hereinafter “ForSoft”, a subsidiary) pursuant to which the Company purchased all of the ordinary shares of ForSoft held by the public for an aggregate of $38 million. Following the completion of the tender offer, ForSoft’s shares ceased to be traded on the Nasdaq Stock Market.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

C.

In January 2001, as a result of a tender offer to purchase all of Formula Vision’s shares held by the public, the Company purchased 5,556,406 of Formula Vision’s shares representing 21.5% of its share capital, for aggregate consideration of approximately $12 million. As a result, the Company increased its holding in Formula Vision to 74.5%.

D.

On July 18, 2000, Formula Vision signed an agreement with the controlling shareholders of Sivan Training and Systems Ltd. (formerly Makor Haformica Ltd.) (hereinafter “Sivan”). Sivan’s shares are traded on the Tel-Aviv Stock Exchange. Under the agreement, Formula Vision purchased 4,308,356 of Sivan’s ordinary shares from Sivan’s controlling shareholders and subsidiaries for consideration of $5.4 million. The purchase, which was completed on January 24, 2001, was conditioned upon the simultaneous completion of the following transactions that were also completed on that date:

	a)	Purchase of Sivan’s activities by the sellers or part of them, for a consideration determined such that following this transaction Sivan’s shareholder’s equity would be $6.63 million.

b)

Private placement to Formula Vision of 6,640,000 ordinary shares of Sivan, at a price of $1.26 per share for a total amount of $8.4 million. Subsequent to the placement Formula Vision held 10,948,354 of Sivan’s ordinary shares, which constitute approximately 84.6% of Sivan’s share capital.

	c)	Purchase by Sivan of Formula Vision’s entire investment in Mentrotech’s share capital which constitutes 99.5% of Mentrotech’s shares capital for consideration of $12 million.

The transaction was completed after receiving the appropriate approvals from Formula Vision’s and Sivan’s board of directors, general meetings of shareholders and the requisite approval of the Israeli Securities Authority.

E.

In March 2001, the Company completed a $10 million investment in convertible preferred shares of Sapiens International Corporation N.V., or Sapiens, a publicly held company traded on the Nasdaq National Market, representing approximately 24% of the outstanding share capital of Sapiens on an as converted basis. Under the agreement with Sapiens, the Company has also been granted an option to invest up to an additional $10 million on the same terms as its initial investment, subject to certain adjustments. In December 2002, the Company exercised the option and invested $10 million in Sapiens in exchange for a discount conversion price of $0.83 per common share. As part of the transaction, the Company converted all of its preferred shares into common shares at the discount price. During 2002 the Company purchased an additional 1,924,211 shares of Sapiens in the open market for aggregate consideration of $1.6 million. As a result, the Company currently holds 47.48% of Sapiens’ outstanding share capital.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

F.

On March 20, 2001, Formula Vision distributed to its shareholders its investments in the shares of  Magic Software Enterprises Ltd. (“Magic”) and Sivan as a dividend in kind. As a result, the Company received 6,700,315 ordinary shares of Magic (representing  a shareholding interest of 22.7% in Magic) and 8,144,604 ordinary shares of Sivan (representing a shareholding interest of 63% in Sivan).

G.

In May 2001 through July 2001, the Company acquired from Forsoft Ltd (“Forsoft”) its entire interest in certain providers of software solutions for niche markets, for aggregate consideration of approximately $18 million. As part of the transaction the Company acquired from  ForSoft and from ForSoft’s subsidiaries their entire holdings in ForSoft Export (1999) Ltd. (100%), NextSource Inc. (formerly ForSoft Inc.) (100%), Formula Retail Solutions Ltd. (78%), F.T.S. - Formula Telecom Solutions Ltd. (50.1%), F.I.S Software Ltd. (51.1%) and N.I.P Nikuv International Projects Ltd. (74%). The total consideration is equal to the book  value of ForSoft’s investments in these companies.

H.

In July 2001, the Company announced that its investment in Formula Vision’s shares would be distributed to its shareholders as a dividend in kind. At the distribution date -  August 28, 2001, the Company distributed its holdings in Formula Vision’s shares representing 72% of Formula Vision’s share capital, such that each holder of one of the Company’s shares was entitled to two of Formula Vision’s shares, subject to tax withholding at source as required by law.

I.

In August 2001, the Company entered into an agreement with Matrix IT Ltd. (formerly Romtec Electronics Ltd. (hereinafter “Matrix”) and its controlling shareholders. According to the agreement Matrix would allot the Company 23,788,151 NIS 1 par value Ordinary Shares that would represent following the allotment 85% of Matrix’s outstanding share capital in consideration for 13,045,870 (NIS 0.15 par value) Ordinary Shares of ForSoft Ltd. Among other things agreed upon in the agreement, it was agreed that at the date of the completion of the agreement Matrix’s shareholders’ equity will be $8,000 thousand the source of which being liquid assets, and that Matrix will be devoid of any activity and/or assets (except for those mentioned above).

In the framework of the agreement the Company undertook to procure that a commercial bank would extend a loan of $ 8,340 thousand, for a period of three years, to Matrix’s controlling parties who are unrelated to the Company, against a pledge of their shares in Matrix in favor of the lending bank. Under  an arrangement between the two parties, during the term of the loan Matrix’s controlling parties are precluded from selling their shares to parties related to them. In the agreement it was provided that if at the end of the term of the loan the consideration for the sale of the shares of Matrix’s controlling parties that were pledged to the bank will be less than the total loan, the Company will pay the bank the difference between the loan amount and the amount repaid to the bank. The Company is obligated to the bank to guarantee the repayment of the loan amount in full. The transaction was completed in December 2001.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

J.

In September 2001, the Company entered into an agreement with third parties (hereinafter “the sellers”) for the purchase of 2,498,168 NIS 1 par value Ordinary Shares of Liraz Systems Ltd. (hereinafter “Liraz”) representing approximately 37.3% of Liraz’s issued and outstanding share capital. The shares were purchased at a price of $ 2.25 each and for a total of $ 5,621 thousand. Prior to this agreement the Company held 500,000 of Liraz’s shares representing approximately 7.46% of Liraz’s issued and outstanding share capital. In October 2001, the Company published a special tender offer pursuant to which the Company purchased an additional 6% of Liraz’s issued and outstanding share capital for consideration of $589 thousand. Following the completion of the agreement and the tender offer the Company holds approximately 50.7% of Liraz’s share capital.

K.

In November 2001, Formula Vision exercised the option granted by Formula in July 2001, to acquire the entire interest held by the Company in privately held companies. Under this transaction, the Company transferred to Formula Vision its entire interest, including related obligations, in the following companies: 51% interest in F.I.S. Software Ltd., 78.0% interest in Formula Retail Solutions Ltd., 50.1% interest in F.T.S. - Formula Telecom Solutions Ltd., 72.0% interest in N.I.P. Nikuv International Projects Ltd. 36.0% interest in Enformia Software Ltd., 1.0% interest in Babylon Ltd., 0.85% interest in Demantra Ltd., 100.0% interest in Forsoft Export (1999) Ltd., 80.3% interest in Airport Systems Technologies Ltd., 68.0% interest in Transtech Control Ltd., 50.0% interest in ESI – Expert Systems Industries Ltd., 34.0% interest in GeoSim System Ltd., 100.0% interest in Shandol Ltd., our interest in the first and second venture capital funds, Formula Ventures, our 100.0% interest in the funds’ management company and Formula Ventures Ltd.

The aggregate consideration paid by Formula Vision was $58.9 million, reflecting the book value of the transferred companies as of June 30, 2001, plus amounts invested by Formula prior to the closing of the transaction.

Under the agreement with Formula Vision, Formula Vision issued to the Company, in December 2001, a series of debentures of $58.9 million in the aggregate, linked to the CPI and bearing an interest at annual rate of 5%. Formula Vision is required to repay the debentures in five annual installments, subject to adjustments based on the income of Formula Vision during each of the five years. The payments on account of the debentures plus linkage differences will be no less than 30% and no more than 70% of the income arising from the sale of the transferred companies in any calendar year.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

K.	(cont.) :

“Income” for these purposes is defined as the amounts received by Formula Vision, if any, in consideration for a sale of any of the transferred companies in any given calendar year, less selling expenses, as well as amounts received by Formula Vision from distributions to be made by any of the transferred companies in any given calendar year. Payments to be made on account of the debentures, in any given calendar year, shall be no less than 20% of the annual profit as recorded in the financial statements of Formula Vision. Any amounts which remain outstanding will be payable at the end of the 5 year period. In connection with this transaction, the Company lent to Formula Vision on March 31, 2002 an additional $19.4 million and Formula Vision issued to the Company an additional series of debentures for this amount, with similar terms of the debentures issued in December 2001.

Through 2002, Formula Vision repaid $2.9 million as principal and $8.1 million as interest and CPI erosion on the debentures.

In the event that during the term of the indebtedness, Formula Vision issues to a third party convertible debentures, Formula is entitled to convert the indebtedness into the same class of convertible debentures, having the same terms of the convertible debentures issued to the third party.

In addition, Formula is entitled, during a 3-year period, to repurchase from Formula Vision up to 10% of the shares sold in each of the transferred companies, at the same purchased price set out in the agreement between the parties.

As part of the agreement between the Company and Formula Vision, the Company transferred to Formula Vision its rights and obligations with respect to the transferred companies under its agreement with each of Shamrock, FIMI and IDB. If either of Shamrock, FIMI or IDB exercises the option to exchange the securities in the transferred companies for Formula’s shares and to the extent exercised, Formula Vision assumed all the rights and undertakings in connection with the exercise of the option.

L.

On May 30, 2002 the Company consummated a public offering in Israel of $14.8 million debentures. Options to purchase an aggregate of 2 million of Formula’s ordinary shares were attached to the debentures. The proceeds from the public offering were $14.9 million, 13.8 million were allocated to the debentures and $1.1 million were allocated to the options. The allocation was done based on the average market price of the options in first 3 trading days.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

L.	(cont.) :

The debentures are payable in a lump sum in three years, but can be redeemed earlier by the holders at a predetermined redemption price. The nominal interest rate for each year of the three-years, is approximately 5.67%, payable only after 3 years. Principal and interest on the debentures are linked to the Israeli consumer price index.

The associated options have a term of one year and are exercisable at a price of $15.8 per ordinary share. The exercise price of the options is also linked to the Israeli consumer price index.

M.

On July 30, 2002, Matrix consummated a public offering in Israel of $21 million debentures linked to the Consumer Price Index in Israel (“CPI”) and bearing as interest at annual rate of 4.95%, to be repaid on August 5, 2005.

The debentures are convertible at any day through July 17, 2005 to common shares of Matrix.
Matrix received request for 96,194 packages in the aggregate amount of $19.6 million of which 30,000 packages were requested by Matrix I.T. Systems Ltd. (a subsidiary of Matrix).

Options to purchase an aggregate of 10 million common shares of Matrix, were attached to the debentures.

The associate options have a term of 3 years and are exercisable at a price of $1.69 (linked to the Israeli CIP) per Matrix ordinary share.

The proceeds from the public offering were $13.4 million, $12.3 million were allocated to the debentures and $1.1 million were allocated to the options (the allocation was done based on the average market price of the option in the first 3 trading days.

The debentures were issued in discount, which is being amortized over the life of the debentures.

N.

In November 2002, the Company sold to Crystal, in a share exchange transaction, 3,912,999 ordinary shares of Liraz Systems Ltd. (“Liraz”), representing the Company entire 57.9% interest in Liraz. In consideration, Crystal issued to the Company 2,343,113 Crystal ordinary shares. The number of shares issued to the Company by Crystal was calculated based on an exchange ratio of 1:1.67, such that Crystal issued to the Company one Crystal share for 1.67 shares of Liraz. The transaction was accounted at the carrying value in the Company accounts. In addition, Crystal purchased from certain additional shareholders of Liraz an aggregate of 1,896,303 Liraz ordinary shares for Crystal shares, based on the same exchange ratio as in the transaction between Crystal and the Company. The transaction was accounted at the amount of $2.9 million as a result, Crystal owned approximately 86% of the outstanding share capital of Liraz. Following this transaction, Crystal purchased from the public all the remaining outstanding shares of Liraz through two public tender offerings. In March 2003, Liraz shares ceased to be traded on the TASE.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

O.

In November 2002, the Company completed a sale to Matrix IT Ltd. of its entire shareholdings in New Applicom, Sintec and Sivan Training and Systems Ltd., publicly-held companies traded on the TASE, for an aggregate consideration of $29.7 million. Under this transaction, referred to as the sale transaction, the Company sold to Matrix 3,870,498 shares of New Applicom, representing approximately 60.8% of New Applicom’s outstanding share capital, for an aggregate of $16.9 million, 15,330,309 shares of Sintec, representing Sintec’s entire outstanding share capital, for an aggregate of $12.5 million, and 8,930,100 shares of Sivan, representing approximately 69% of Sivan’s outstanding share capital, for an aggregate of $0.3 million. The shares sold to Matrix in the sale transaction were comprised of (i) shares previously held by the Company (ii) shares that were purchased from third parties in October 2002; and (iii) shares that were bought in tender offers published in October 2002 per the sale agreement. The price per share for each of New Applicom’s, Sintec’s and Sivan’s shares previously held by the Company and those purchased from third parties was equal to the equity per share of each of the Companies. The transaction was accounted at the carring value in the Company accounts.

The shares that the Company purchased from third parties in October 2002 and sold to Matrix under the sale transaction, were bought in the following transactions:

(i)

552,789 shares of New Applicom Ltd. that were purchased in exchange for 1,436,096 shares of Matrix, at value of $2.2 million. As part of this transaction, the Company granted to the selling shareholders a put option to sell to the Company Matrix’ shares during the fourth quarter of 2003 at an exercise price in cash based on the cost of New Applicom’s sold shares;

(ii)

an aggregate of 4,200,000 shares of Sintec Advanced Technologies Ltd. that were purchased in exchange for 2,180,780 shares of Matrix, at value of $3.3 million. As part of this transaction, the Company granted to the selling shareholders a put option to sell to the Company Matrix’ shares during the fourth quarter of 2003 and the first quarter of 2004 at a price in cash based on the cost of Sintec’s sold shares. Such option was previously granted to the selling shareholders in 1999 with respect to Sintec’s sold shares; and

(iii)

an aggregate of 1,100,000 shares of Sintec that were purchased in exchange for 608,080 shares of Matrix, at value of $0.9 million. As part of this transaction, the Company granted to the selling shareholders a put option, to sell to the Company Matrix’ shares during November 2003 for cash.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

O.	(cont.):

As part of the sale transaction, the Company published in October 2002, cash tender offers for the shares of New Applicom, Sintec and Sivan not owned by the Company. As a result, Sintec’s shares ceased to be traded on the TASE. Following the closing of the tender offers, the Company sold to Matrix the shares that were purchased in the tender offers for the same purchase price which was paid for the shares; $3.69 for each New Applicom’s share $0.84 for each Sintec’s share and $0.15 for each Sivan’s share. In November 2002, Matrix published tender offers for the shares of New Applicome and Sivan held by the public. Matrix holds approximately 74% interest in New Applicom and approximately 90% interest in Sivan.

P.	During 2002 the Company repurchased 324,780 of the Company ordinary shares in the free market for an aggregate of $3.4 million.

Note 3 - Loans and Other Investments:

Composition:

A.	Investments in other companies:

	Interest rate

	December 31,		December 31,

	2000 and 2001		2002	2001
		Linkage
	%	basis	(U.S.$ in thousands)

Cost of shares			2,680	2,971

Long-term prepaid expenses			223	269

Deposit		Dollar	-	182
Deposit		CPI	193	-
Convertible loan	-	Dollar	-	2,820
Loan	LIBOR + 1	Dollar	-	1,720
Loan	4	CPI	304	-

			497	4,722

Total			3,400	7,962

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Loans and Other Investments(cont.):

B.	Maturity Dates:

	December 31,

	2002	2001

	(U.S.$ in thousands)

First year	76	-
Second year	76	1,720
Third year	76	-
Fourth year	76	-
No set repayment date	-	*2,820

Total	304	4,540

* Loans convertible, under certain terms, to shares of other companies.

Note 4 - Investments in Affiliates:

A.	The investments are composed and presented as follows:

	December 31,

	2002	2001

	(U.S.$ in thousands)

Investment in shares:
Cost	24,327	12,001
Goodwill and allocated original excess cost **	(12,552)	(613)

Net asset value as of acquisition date	11,775	11,388
Equity in post-acquisition undistributed retained losses, net	(4,063)	(1,912)

Net asset value as of balance sheet date	7,712	9,476
Balance of goodwill	12,026	373

	19,738	9,849

Loans to affiliates:
Index-linked and interest-free *	339	191
Convertible loan linked to the dollar and bearing annual interest of
LIBOR + 1% - repayable in 2007	2,582	1,405

Total	22,659	11,445

*	No repayment date has been set.

**	Starting January 1, 2002 the investment is being tested for impairment on an annual basis rather than amortizing goodwill as previous accounting standards required (see Note 1.H.).

B.	Sapiens:

During 2001 the Company completed a $10 million investment in convertible preferred shares of Sapiens representing approximately 24% of Sapien’s outstanding shares capital on a converted basis (see Note 2.E.)

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Investments in Affiliates (cont.):

B.	Sapiens (cont.):

On December 15, 2002 the Company invested an additional $10 million into Sapiens and bought in the public market 1.9 million shares for considereation of $1.6 million. As a result, the Company increased its holding in Sapiens to 47.48%.

Following are selected information of Sapiens financial statements:

December 31, 2002

(U.S.$ in thousands)

Total asset	65,152
Total liabilities	49,257

For the year ended

December 31, 2002

(U.S.$ in thousands)

Total revenues	64,828
Net loss	5,153

	Market Value	Books Value

	December 31, 2002

	(U.S.$ in thousands)

Investment in Sapiens	22,949	19,133

Note 5 - Fixed Assets:

Composition of assets, grouped by major classifications:

	December 31,

	2002	2001

	(U.S.$ in thousands)

Cost:
Computers and equipment	36,703	39,660
Motor vehicles	9,283	11,719
Buildings	9,765	9,620
Leasehold improvements	3,485	4,202

	59,236	65,201

Accumulated Depreciation:
Computers and equipment	26,993	27,378
Motor vehicles	3,810	3,987
Buildings	1,818	1,588
Leasehold improvements	1,570	1,919

	34,191	34,872

Undepreciated balance	25,045	30,329

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Other Assets, Net:

Comprised as follows:

	December 31,

	2002	2001

	(U.S.$ in thousands)

Original amounts:
Capitalized software development costs	36,677	34,597
Deferred expenses and others	4,702	603
Deferred tax asset	1,659	1,727

	43,038	36,927

Accumulated amortization:
Capitalized software development costs	18,019	14,919
Deferred expenses and others	440	127
Deferred tax asset	-	-

	18,459	15,046

Amortized cost	24,579	21,881

Note 7 - Liabilities to Banks and Others:

A.	Composition:

	Interest rate		Long-term liabilities	Current maturities	Total long-term liabilities net of current maturities	Total long-term liabilities net of current maturities

	December 31, 2002		December 31, 2002			December 31, 2001
		Linkage
	%	basis	(U.S.$ in thousands)			(U.S.$ in thousands)

	2-11.5	Dollar	5,893	1,050	4,843	3,609
	11	Unlinked	-	-	-	161
	5-8	CPI	3,868	1,155	2,713	4,367

Total			9,761	2,205	7,556	8,137

B.      Maturity dates:
	December 31,

	2002	2001

	(U.S.$ in thousands)

First year (current maturities)	2,205	2,403
Second year	3,034	3,080
Third year	3,032	2,219
Fourth year	1,475	1,844
Fifth year	15	741
Sixth year and thereafter	-	253

Total	9,761	10,540

C.      As to liens and guarantees, see Note 12.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Debentures:

Comprised as follows:

				December 31,

				2002	2001
			Interest
	Currency	Linkage	rate	(U.S.$ in thousands)

Debenture (1)	NIS	CPI	5.67%	14,908	-
Convertible debenture (2)	NIS	CPI	4.95%	14,098	-
Convertible debnture (3)	Dollar	Dollar	5%	4,720	-

				33,726	-

(1) See Note 2.L.
(2) See Note 2.M.
(3) See Note 2.A.

Note 9 - Accrued Severance Pay, Net:

A.	The Company’s liability for severance pay to its employees pursuant to Israeli law and employment agreements is covered in part by managers’ insurance policies, for which the Company makes monthly payments. The severance pay liability is calculated on the basis of one month’s salary for each year of service, based on the most recent salary of each employee.

The amounts accrued and the amounts funded with managers’ insurance policies are as follows:

	December 31,

	2002	2001

	(U.S.$ in thousands)

Accrued severance pay	12,048	12,637
Less - severance pay fund	(8,262)	(9,036)

	3,786	3,601

The Company may make withdrawals from the managers’ insurance policies only for the purpose of paying severance pay.

B.	The expenses in respect of severance pay for the years ended December 31, 2002, 2001 and 2000 were $2,917 thousand, $4,933 thousand and $4,517 thousand, respectively.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Employee Option Plans in Subsidiaries:

Certain subsidiaries granted options to their employees to purchase shares in the respective companies.  The options were granted mainly in 1999-2002. The options are exercisable, in general, 2-3 years after the date of grant.  Most of  the options were granted as part of plans that were adopted in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance, which stipulate, inter alia, that the subsidiaries will be able to claim as an expense for tax purposes, the benefit that was charged to the employees for tax purposes, if and when the employees become liable for tax on the said benefit. With regard to expenses in respect of the benefit to the employees, and additional disclosure required by FAS 123, see Note 1.S.

A.	A summary of the status of options plans in Crystal Systems Solutions Ltd. as of December 31, 2002, 2001 and 2000 and changes during the years then ended is given below:

		Year ended December 31, 2002		Year ended December 31, 2001		Year ended December 31, 2000

		Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

			$		$		$

	Options outstanding at beginning of year	1,193,650	7.55	1,150,650	8.21	947,773	6.56
	Changes during the year:
	Granted	339,100	3.38	340,600	3.23	607,527	9.66
	Exercised	(90,000)	3.57	(181,850)	2.74	(404,650)	5.58
	Forfeited	(117,550)	7.44	(115,750)	8.75	-

	Options outstanding at end of year	1,325,200	6.72	1,193,650	7.55	1,150,650	8.21

	Options exercisable at year-end	903,317	7.63	852,966	6.99	614,123	6.44

	Weighted-average fair value of options granted during the year*	0.99		1.40		2.40

*

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2002 - 67%, 2001 - 61%, 2000 - 73%, risk-free interest rate: 2002 – 1.75%, 2001 - 3%, 2000 - 5% and expected life: 2000, 2001 and 2002 -3 years.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Employee Option Plans in Subsidiaries (cont.):

B.	The following table summarizes information regarding options outstanding as of December 31, 2002.

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2002	Weighted Average Exercise Price

$		Years	$		$

3.00	80,000	9.09	3.00	-	3.00
3.50	207,650	9.50	3.50	-	3.50
4.50	76,550	8.50	4.50	25,517	4.50
5.20	139,500	3.75	5.20	139,500	5.20
5.50	13,000	7.83	5.50	13,000	5.50
6.50	311,900	3.21	6.50	311,900	6.50
8.00	92,000	6.50	8.00	92,000	8.00
9.00	30,000	6.75	9.00	30,000	9.00
9.63	125,000	7.25	9.63	125,000	9.63
10.50	249,600	8.25	10.50	166,400	10.50

	1,325,200			903,317

C.	The following table is a summary of the status of option plans in Magic Software Enterprises Ltd. As of December 31, 2002, 2001 and 2000:

		Year ended December 31, 2002		Year ended December 31, 2001		Year ended December 31, 2000

		Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

			$		$		$

	Options outstanding at the beginning of the year	3,711,655	3.22	2,497,413	5.29	2,261,232	2.10
	Granted	195,773	1.28	2,234,555	1.64	1,147,823	9.13
	Exercised	(55,169)	1.38	(283,143)	1.35	(609,931)	1.93
	Cancelled	(375,207)	8.16	-	-	-	-
	Forfeited	(725,115)	3.01	(737,170)	5.21	(301,711)	2.81

	Outstanding at the end of the year	2,751,937	2.31	3,711,655	3.22	2,497,413	5.29

	Exercisable at the end of the year	2,103,941	2.35	2,574,626	3.28	1,087,472	3.45

	Weighted average fair value of options granted during the year *		0.54		0.92		4.91

*

The fair value of options granted is estimated on the date of grant, using the Black-Scholes Option Valuation Model, with the following weighted-average assumptions for each of the three years in the period ended December 31, 2002: expected volatility of 1.024, 0.44 and 0.996, respectively, risk-free interest rates of 1.75%, 3% and 5% respectively, dividend yields of 0% for each year, and a weighted average expected life of the option of four years for each year.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Employee Option Plans in Subsidiaries (cont.):

C.	(cont.):

The following table summarizes information regarding options outstanding as of December 31, 2002:

	Options Outstanding			Options Exercisable

Range of Exercise Price	Number Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2002	Weighted Average Exercise Price

$		Years	$		$

0-1	20,000	10	$0.75	10,000	$0.75
1-2	2,340,887	8	$1.55	1,770,575	$1.53
2-3	82,551	6	$2.52	71,836	$2.54
3-4	40,220	6.5	$3.94	40,220	$3.94
5-6	86,473	8	$5.00	64,477	$5.00
6-7	1,011	7	$6.54	1,011	$6.54
9-10	91,260	7	$9.52	68,445	$9.52
10-11	80,535	7.5	$10.56	68,377	$10.56
19-20	9,000	7.5	$19.19	9,000	$19.19

	2,751,937	8	$2.31	2,103,941	$2.35

D.	A summary of the status of option plans in Matrix I.T. Ltd. as of December 31, 2002 and changes during the years then ended is given below:

	Year ended December 31, 2002

		Weighted Average Exercise Price
	Number of options
		$

Options outstanding at beginning of year	-	-
Changes during the year:
Granted	3,260,000	1.48
Exercised	-
Forfeited	-

Options outstanding at end of year	3,260,000

Options exercisable at end of year	-

Weighted average fair value of options granted during the year(*)		0.85

*

The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants: dividend yield of 0% the weekly expected volatility of 4.17% in 2002, risk-free interest rate (in NIS terms) of 9% in 2002, and expected lives of 7 years.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Employee Option Plans in Subsidiaries (cont.):

D.	(cont.):

The following table summarizes information regarding options outstanding as of December 31, 2002:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2002	Weighted Average Exercise Price

$		Years	$		$

1.48	3,260,000	6.20	1.48	-	-

Note 11 - Unrealized Gains:

A.	In accordance with the agreement detailed in Note 2A., Shamrock, IDB and FIMI invested by way of a share allotment in the following subsidiaries during the years 2000 and 1999:
	1.	Investment in Airport Intersystems Ltd. (a subsidiary at the date of the transaction) totaling $9 million in October 1999.

	2.	Investment in New Applicom Ltd. totaling $7.4 million in November 1999.

A total of $1.9 million of the unrealized gain resulting from the investment was realized during the second quarter of 2000 following a waiving of the right of return by the investors.

	3.	Investment in Sintec Advanced Technologies Ltd. (a subsidiary) totaling $4.5 million in December 1999 (see C below).

	4.	Investment in Transtech Control Ltd. (a subsidiary at the date of the transaction) totaling $7 million in the first quarter of 2000.

	5.	Investment in E.S.I. Export Solutions International Ltd. (a subsidiary at the date of the transaction) totaling $4.5 million in the first quarter of 2000.

B.

During November 2001 Shamrock exercized the option they held and exchanged shares held in Airport Intersystems Ltd. and in Transtech Control Ltd. for the Company’s shares. As a result, the unrealized gains with respect to these companies were canceled.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Unrealized Gains (cont.):

C.	The unrealized gains resulting from the above transactions were as follows:

	December 31,

	2002	2001

	(U.S. $ in thousands)

Gain resulting from Matrix - Note 2.O.	1,642	-
Gain resulting from the sale of certain companies to Formula Vision - Note 2.K.	1,060	1,137
Gain resulting from a reverse acquisition of Matrix - Note 2.I.	3,078	3,366
Gain resulting from Sintec Media Ltd.	210	225
Gain resulting from Sintec Advanced Technologies Ltd.	93	100
Gain resulting from T-Soft	101	109

	6,184	4,937

Note 12 - Commitments and Contingencies:

A.	Commitments:

Some subsidiaries of the Company are committed to the Chief Scientist in the Ministry of Industry and Trade and to the Marketing Promotion Fund, to pay royalties at a rate of 3% of proceeds from the sale of  software products which were developed with the aid of the Chief Scientist and marketed with the aid of the Marketing Promotion Fund. The amount of royalties is limited to the amount received.  Such subsidiaries are obliged to repay the grants received from the Office of the Chief Scientist only if revenue is generated from the sale of the said software products.

The balance of the contingent liability relating to the above royalties at December 31, 2002 amounted to approximately $0.7 million.

B.	Liens:

	1.	Some of the subsidiaries have floating liens in favor of banks and other financial institutes.

	2.	Some of the subsidiaries have liens on leased vehicles, leased equipment and other assets in favor of the leasing companies.

	3.	The Company has pledged securities and bank accounts in favor of banks.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Commitments and Contingencies (cont.):

C.	Guarantees:

1.

The Company is a guarantor for the completion of projects by some of the companies that were transferred to Formula Vision. Some of these guaranties cannot be assigned to other parties. In the framework of the agreement with Formula Vision, the Company will be entiteled to indemnification if the guarantee is exercised.

	2.	Subsidiaries are guarantors for liabilities of affiliates in favor of banks and others for periods of 1 to 3 years.

3.

As of December 31,2001, the Company is a guarantor for loans from various banks given to companies that were transferred to Formula Vision, for the approximate total of $12 million. During March 2002, with the issuance of the Second Series of Debenture to the Company by Formula Vision (see Note 2.K.) these guarantees were removed.

	4.	In the framework of the Matrix agreement (see Note 2.I.), the Company is a guarantor of former controling parties in Matrix in favor of banks for a total of $8.3 million.

D.	Others:

	1.	In December 2001 and 2002, in connection with credit facilities the Company and a subsidiary have entered into with various banks, the Company and a subsidiary committed, among other things:

		a.	To require the maintenance of certain financial rations.

		b.	To give a negative pledge to certain banks.

		c.	Not to distribute dividends at rates that exceed prevailing rates in other companies operating in its area of activity.

		d.	The loans provided by the banks will be repayable, at the discretion of the banks, in the event that Dan Goldstein or Gad Goldstein cease to serve in their current positions in Formula.

The Company is currently compliance with all covenents.

2.

In connection with the sale of interest in certain companies to Formula Vision, Formula Vision assumed all company rights and obligations under the agreements with each of Shamrock, FIMI and IDB with respect to the companies transferred to Formula Vision (see Note 2.K.)

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Commitments and Contingencies (cont.):

D.	Others (cont.):

3.

In connection with the purchase of shares of New Applicom and Sintec from third parties prior to selling these shares to Matrix in October 2002, the Company granted the sellers certain put options to sell to the Company, Matrix’ shares that they received in exchange for the shares of New Applicom and sintec (see Note 2.O).

	4.	Formula and certain subsidiaries have committed not to create a floating charge on their assets.

E.	Legal proceeding:

Lawsuits have been lodged against some subsidiaries in the ordinary course of business. Those subsidiaries inteds to defend itself vigorously against those lawsuits. Managements can not predict the outcome of the lawsuits nor can they make any estimate of the amount of damage; therefore, no provision has been made for the lawsuits.

F.	Lease commitments:

Future minimum lease commitments under non-cancelable operating leases as of December 31,2002, are as follows:

U.S.$ in thousands

2003	7,687
2004	6,200
2005	2,985
2006	1,977
2007 and thereafter	4,003

22,852

Rent expenses for the years ended December 31, 2002, 2001and 2000, were approximately $7,418 thousand, $8,365 thousand and $6,228 thousand, respectively.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Shareholders’ Equity:

A.	Share capital authorized, issued and outstanding:

	December 31, 2002		December 31, 2001

	Authorized	Issued	Authorized	Issued

	NIS	NIS	NIS	NIS

Ordinary Shares, NIS 1 par value each	25,000,000	10,324,780	14,000,000	10,324,780

1.

The shares are traded on the Tel-Aviv Stock Exchange and through ADSs, each representing one Ordinary Share of NIS 1 par value, quoted on the NASDAQ National Market in the United States.  The closing price on the Tel-Aviv Stock Exchange at December 31, 2002, was NIS 40.14. The closing price of the ADS on the NASDAQ National Market on that date was $8.16.

2.

On June 25, 1998, the Company completed a public offering of its shares on the over-the-counter market in the U.S. The Company received $56 million, net, in exchange for 1,600,000 ADSs.  The offering price was $35 per share.

3.	In November 1998, the Company raised approximately $3 million in a private placement of 107,100 shares of the Company.

4.

During 2000, as a result of a change in estimate, the Company decided to change the accounting treatment with regard to shares of Crystal Systems Solutions Ltd. and Forsoft Ltd. (subsidiaries) purchased by subsidiaries thereof.

Such shares were accounted for in prior years as treasury stock held for the short term.
Under the new treatment, such shares are accounted for as treasury stock intended for retirement.

5.

The Company’s General Meeting approved, in September 1999 and August 2000, the allotment of 1,000 thousand and 500 thousand options, respectively, to Shandol Ltd., (a company transfered to Formula Vision within the framework of the companies transfered from the Company to Formula Vision - see Note 2.k.), a wholly-owned subsidiary. The 1,000 thousand options were issued in order to assure the availability of the Company’s shares once a request from Shamrock for exercising their option occur. The 500 thousand options were issued in order to assure the availability of the Company’s shares as long as the convertible options are outstanding, with no need for additional action in the future. Those options exercise price is equal to the Company share market price.

6.	During November 2001 Shandol exercised 1,000,000 options into the shares of the Company for a consideration of $12 million - see Note 2.A.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Shareholders’ Equity (cont.):

A.	Share capital authorized, issued and outstanding (cont.):

7.

During November 2001 and January 2002, Shamrock exercised its exchange option for the Company’s shares with respect to companies transferred to Formula Vision, Transtech and Airport Intersystems (see Note 2.K). In consideration for the foregoing companies’ shares, Shandol transferred to Shamrock 1,000,000 NIS 1 par value ordinary shares of the Company.

	8.	During 2002 the Company repurchased 324,780 of the Company ordinary shares in the free market for an aggregate of $3.4 million.

B.	Details on share options granted to employees:

In August 1997, the Company’s Board of Directors adopted an option plan pursuant to which the Company may grant options to employees of the Company to purchase up to an aggregate of 200,000 Ordinary Shares. In accordance with this plan, employees of Formula and its subsidiaries were granted, for no consideration, 135,000 options, each of which may be exercised into one Ordinary Share of the Company at an exercise price of $18.6 per share, linked to the CPI. Any option not exercised within five years will expire. Through 2002, all options not exercised had been expired.

In November 2000, the Company’s Board of Directors adopted an option plan pursuant to which the Company may grant options to employees of the Company to purchase up to an aggregate of 300,000 Ordinary Shares.  In accordance with this plan, employees of Formula and its subsidiaries were granted, for no consideration, 64,500 options, each of which may be exercised into one Ordinary Share of the Company at an exercise price of $30.8 per share, linked to the CPI. Any option not exercised within five years will expire.

The options will be exercisable in the following manner:

In the period from the end of one year after the allotment of the options until the end of three years from their allotment, each grantee will be entitled to exercise one third of the options allotted to him at the end of each year.  The above mentioned option plan complies with those provisions of Section 102 of the Israeli Income Tax Ordinance, which provides, inter alia, that the Company will be able to claim the benefit charged to employees for tax purposes as a tax-deductible expense, if and when the employees become liable for tax on such benefit.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Shareholders’ Equity (cont.):

B.	Details on share options granted to employees (cont.):

A summary of the status of the Company’s option plans as of December 31, 2002, 2001 and 2000 and for the years then ended follows:

	Year ended December 31, 2002		Year ended December 31, 2001		Year ended December 31, 2000

		Weighted Average Exercise Price		Weighted Average Exercise Price		Weighted Average Exercise Price
	Number of Options		Number of Options		Number of Options
		$		$		$

Options outstanding at beginning of year	122,850	25	125,527	25	111,601	18.6
Changes during the year:
Granted	-	-	-	-	64,500	30.8
Exercised	-	-	(2,677)	18.6	(50,574)	18.6
Expired	(58,350)	18.6	-	-	-	-

Options outstanding at end of year	64,500	30.8	122,850	25	125,527	25

Options exercisable at end of year	43,000	30.8	79,850	21.9	61,027	18.6

Weighted avarage fair value of options granted during the year		-		-		17.1

The following table summarizes information regarding options outstanding at December 2002:

	Options Outstanding			Options Exercisable

	Number Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2002	Weighted Average Exercise Price
Range of exercise price

$		Years	$		$

30.8	64,500	2.92	30.8	43,000	30.8

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Shareholders’ Equity (cont.):

C.	Dividends:

	1.	Formula has not paid any cash dividends on its ordinary shares in the past and does not expect to pay cash dividends on its ordinary shares in the foreseeable future.

	2.	In August 2001 the Company distributed its investments in Formula Vision to its shareholders as a dividend in kind (see Note 2.H).

D.	Warrant issued:

On May 30, 2002 the Company consummated a public offering in Israel of debentures. Options to purchase an aggregate of 2 million of Formula’s ordinary shares were attached to the debentures (see Note 2.L).

Note 14 - Financial Instruments and Monetary Balances in Non-dollar Currency:

A.	Management of credit risks:

Financial instruments which have the potential to expose the Company to credit risks are mainly cash and cash equivalents, marketable securities, bank deposit accounts, trade receivables and other receivables.

The Company holds cash and cash equivalents, marketable securities and deposit accounts at large banks in Israel and in the United States.

Regarding trade receivables, the Company believes that there is not a material credit risk in light of the large number of customers, as well as due to the fact that a large part of its major customers are from the public sector.

B.	Fair value of financial instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, trade recievables, loans, debentures and other long term investments, credit from banks, accounts payable and long term liabilities to banks and others.

In view of their nature, the fair value of the financial instruments included in the Company’s working capital is usually identical or close to their carrying value.

The fair value of the long term assets and liabilities mentioned above also approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Financial Instruments and Monetary Balances in Non-dollar Currency (cont.):

C.	Other risks:

	1.	The price risk includes the mainly consists of the fluctuation in value of trade receivables due to changes in exchange rates.

2.

One of the Company major assets is comprised of debentures issued to the Company by Formula Vision, in December 2001 and March 2002, in connection with the sale of private companies held by the Company to Formula Vision. The aggregate amount of the debentures, as of December 31, 2002 is $76 million. The Company evaluates, periodically, the quality of the indebtedness, the financial strength of Formula Vision and its ability to meet the repayment schedule of the loan. However, in the event that Formula Vision fails to repay the loan under the terms of the debentures, the financial condition and results of operations could be materially adversely affected.

Note 15 - Taxes on Income:

A.	Tax Laws in Israel:

	1.	Law for the Encouragement of Capital Investments, 1959:

Pursuant to the provisions of the said law, certain subsidiaries are eligible for tax benefits resulting from implementation of programs for investment in assets, in accordance with the letters of approval they received (“approved enterprises”), which grant them the right to exemption from tax for periods ranging between two and four years and subsequent to such periods - to tax at a reduced rate of 25% on income derived from the approved enterprise, subject to fulfillment of the conditions stipulated in the letter of approval.

The period in which the said subsidiaries will enjoy the tax exemption or reduced tax rate is limited in each letter of approval to seven years from the first year in which taxable income is earned.  If the percentage of a subsidiary’s share capital held by foreign shareholders exceeds 25%, the subsidiary will be entitled to reduced tax rates for a further three years.

If the companies distribute dividends out of the income of the approved enterprise, they will be subject to tax at the rate of 25% on the distributed income. The Company intends to permanently reinvest the amounts of tax-exempt  income and it does not intend to cause distribution of such dividends, therefore, no deferred income taxes have been provided in respect of such tax-exempt income.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Taxes on Income (cont.):

A.	Tax Laws in Israel (cont.):

	1.	Law for the Encouragement of Capital Investments, 1959 (cont.):

In the event of distribution of a cash dividend by subsidiaries, out of retained earnings which were tax exempt due to the above benefits, Formula Group would have to pay approximately $6.2 million tax in respect of the amount distributed. Deferred taxes for such taxes were not provided because such undistributed earnings are essentially permanent in duration and could be distributed to shareholders tax free in liquidation, subject to certain conditions.

	2.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Certain subsidiaries currently qualify as “Industrial Companies” as defined by this law. As such, they are entitled to certain tax benefits including, mainly, the right to deduct for tax purposes expenses relating to the public issue of shares, over a period of 3 years.

	3.	Taxation under inflationary conditions:

The Company and some of its subsidiaries are subject to the Income Tax Law (Inflationary Adjustments), 1985, which instituted the measurement of the results for tax purposes on a real (inflation-adjusted) basis. The various adjustments required under this law are intended to adjust the nominal results for tax purposes to NIS of the end of the year (according to the changes in the Index). Some subsidiaries report their income in dollars in accordance with income tax regulations.

	4.	Recent Israeli Tax Reform Legislation:

In July 2002, the Israeli parliament approved a law enacting extensive changes to Israel’s tax law generally effective January 1, 2003 (the “Tax Reform Legislation”). Among the key provisions of the Tax Reform Legislation as applicable to Formula Group is the introduction of the “controlled foreign corporation” concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence.

	5.	Tax rates:

The tax rate used for computing the provision for current taxes is 36%, with the exception of approved enterprises - see 1. above.

B.	Subsidiaries outside Israel:

Subsidiaries that are not Israeli resident are taxed in the countries where they are resident, according to the tax laws in the respective countries.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Taxes on Income (cont.):

C.	Cumulative tax losses:

The Company and certain subsidiaries have cumulative operating losses for tax purposes as of December 31, 2002 totaling approximately $ 176,650 thousand, of which $ 116,933 thousand is in respect of subsidiaries in Israel (December 31, 2001 - $ 85,553 thousand), and approximately $ 59,717 thousand in respect of subsidiaries abroad (December 31, 2001 - $ 50,237 thousand). The likelihood of the utilization of most of these losses in the future is low. Therefore no deferred tax asset has been recorded in respect of such losses.

D.	Income tax assessments:

The Company received final tax assessments through the tax year 2000.

E.	Deferred Taxes:

	1.	Composition:

	December 31,

	2002	2001

Net operating loss carry forwards	71,795	63,956
Software development costs	324	1,277
Allowances and reserves	6,633	7,147

	78,752	72,380
Valuation allowance	(76,105)	(70,015)

	2,647	2,365

Deferred taxes were computed at a tax rate of 36%.

2.	Presentation in balance sheets:
	December 31,

	2002	2001

	(U.S. $ in thousands)

Stated in current assets	1,859	2,146
Stated in current liabilities	-	(574)
Stated in other assets	1,659	1,727
Stated in long term liabilities	(871)	(934)

Total included in balance sheets	2,647	2,365

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Taxes on Income (cont.):

F.	Taxes on income included in statements of operations:
	Year ended December 31,

	2002	2001	2000

	(U.S. $ in thousands)

Current taxes:
In Israel	2,112	2,874	12,183
Abroad	1,221	367	1,440

	3,333	3,241	13,623

Taxes in Israel in respect of prior years	(954)	1,473	1,246
Deferred taxes in Israel, net	(365)	1,525	(1,738)

Total	2,014	6,239	13,131

G.	Theoretical Tax:

A reconciliation between the theoretical tax expense, assuming that all income was taxed at ordinary tax rates, and the actual income tax expense, as recorded in the statement of operations, is presented below:

	Year ended December 31,

	2002	2001	2000

	(U.S. $ in thousands)

Income (loss) before taxes on income, as per the statement of operations	(513)	(90,560)	72,851

Theoretical tax - 36%	(185)	(32,602)	26,226
Additional tax (tax savings) in respect of:
Non-deductible expenses (mainly amortization of goodwill)	421	13,136	4,468
Tax-exempt income (mainly relating to decrease in shareholdings)	(2,117)	(1,127)	(17,574)
Tax-exempt income and reduced tax rates in companies which have approved enterprises	228	(1,923)	(2,549)
Losses and timing differences for which deferred taxes were not recorded	5,083	27,869	1,572
Taxes in respect of previous years	(954)	1,473	1,246
Effect of the Inflationary Adjustments Law	(717)	(148)	(168)
Other	255	(439)	(90)

Taxes on income as per the statement of operations	2,014	6,239	13,131

Effective tax rate - in%	-	-	18%

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheet:

A.	Cash and Cash Equivalents:

Composition:
	December 31,

	2002	2001

	(U.S. $ in thousands)

In NIS:
Cash on hand and in banks	2,625	2,936
Deposits (a)	34,485	18,403

	37,110	21,339

In foreign currency:
Cash on hand and in banks	20,067	26,226
Deposits (b)	33,384	35,982

	53,451	62,208

Total	90,561	83,547

	(a)	Most of the deposits are not linked and bear annual interest of 3%-8.73%.
	(b)	The deposits are mainly in U.S dollars and bear annual interest of 0.6%-1.51%.

B.	Trade Receivables:

Composition:
	December 31,

	2002	2001

	(U.S. $ in thousands)

In NIS
Trade accounts receivable	41,873	51,500
Notes receivable	2,835	3,508
Less provision for doubtful accounts	(3,699)	(2,890)

	41,009	52,118
In foreign currency
Trade accounts receivable	30,024	40,095
Less provision for doubtful accounts	(3,391)	(3,773)

	26,633	36,322

Total	67,642	88,440

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.):

C.	Other Accounts Receivable:

Composition:
	December 31,

	2002	2001

	(U.S. $ in thousands)

Government departments	7,036	6,497
Employees (1)	1,578	1,448
Prepaid expenses and advances to suppliers	5,987	5,172
Deferred taxes	1,859	2,146
Affiliates	-	401
Accounts receivable resulting from realization of holdings in affiliates	-	2,966
Other	3,182	3,429

Total	19,642	22,059

	(1)	These balances are linked to the CPI, and bear interest at an annual rate of 4%.

D.	The Company’s long-lived assets are as follows:
	December 31,

	2002	2001

	(U.S. $ in thousands)

Israel	20,343	24,405
U.S.A.	2,666	3,944
Others	2,036	1,980

	25,045	30,329

E.	Credit from Banks:

Composition:
	Interest rate
			December 31,
	December 31, 2002
			2002	2001
		Linkage basis
	%		(U.S. $ in thousands)

Bank overdraft	9-17	Unlinked	1,564	3,806
Short-term bank loans	5.4-12	Unlinked	59,811	37,960
Short-term bank loans	2-4	Dollar	12,901	9,083
Short-term bank loans	4.2-7.2	CPI	8,706	-
Short-term bank loans	Libor+1.2	Euro	1,825	-
Short-term bank loans	2	Yen	740	-
Current maturities of long-term loans from banks			2,205	2,403

Total			87,752	53,252

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.):

F.	Other Accounts Payable:

Composition:

	December 31,

	2002	2001

	(U.S. $ in thousands)

Employees and other wage and salary related liabilities	21,845	22,412
Government departments	8,359	11,364
Prepaid income and customer advances	17,419	18,744
Excess of provision for losses over investment in investee	-	3,000
Deferred taxes	-	574
Other payables and credit balances	12,549	12,885

Total	60,172	68,979

G.	Revenues:

Revenues classified by geographic area:

	Year ended December 31,

	2002	2001	2000

	(U.S. $ in thousands)

Israel	156,212	219,055	219,386
International:
United States	65,654	93,823	100,419
Other	61,444	74,804	82,664

	127,098	168,627	183,083

Total	283,310	387,682	402,469

H.	Restructuring and non-recurring costs:
	Year ended December 31,

	2002	2001	2000

	(U.S. $ in thousands)

Wages and related expenses	1,169	3,482	2,444
Relocation expenses	396	2,912	-
Closing of branch expenses	264	4,287	-
Other	-	317	-

Total	1,829	10,998	2,444

Restructuring expenses were recorded in consolidated companies. During 2002 and 2001 these companies announced the adoption of a restructing plan in order to reduce expenses and improve organizational and business efficiency.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.):

I.	Financial Income, Net:

Composition:
	Year ended December 31,

	2002	2001	2000

	(U.S. $ in thousands)

Financing income	12,621	7,930	14,134
Financing costs related to long-term credit	(2,601)	(819)	(573)
Financing costs related to short-term credit and other	(6,314)	(4,407)	(6,380)
Gain (loss) from marketable securities	(101)	(24)	1,286

Total	3,605	2,680	8,467

J.	Other Expenses, Net:

Composition:
	Year ended December 31,

	2002	2001	2000

	(U.S. $ in thousands)

Gain (loss) on sale of fixed assets, net	(176)	(218)	213
Dividend received from another company	-	372	42
Provision for impairment in value of investment in affiliates and other companies and write-off of goodwill (1)	(1,656)	(37,314)	(252)
Other	(268)	441	(318)

Total	(2,100)	(36,719)	(315)

(1)

Mainly includes in the year 2001 amortization of goodwill and depreciation in value of investments, in Magic Software Enterprises Ltd. - $ 22 million, in Crystal Systems Solutions Ltd. - $ 4 million, in New Applicom Ltd. - $ 5 million and the impairment of a convertible loan to Thougtbubble Productions Inc.amounting to approximatly  $ 4.8 million.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.):

K.	Gain on Realization of Shareholdings, net:

	1.	Composition:
	Year ended December 31,

	2002	2001	2000

	(U.S. $ in thousands)

Loss from realization of Compubyte Computers (2d below)	(609)	(1,935)	-
Gain from realization of investment in Level 8	5,466	1,889	-
Gain (loss) from sale and decrease in shareholding percentage in Magic (see 2a below)	(38)	(602)	50,922
Gain from decrease in shareholding percentage in Walla (see 2b below)	-	-	6,374
Gain from decrease in shareholding percentage in Airport Intersystems	-	-	1,760
Gain from decrease in shareholding percentage in Matrix	915	-	405
Gain (loss) from sale and decrease in shareholding percentage in New Applicom Ltd. (see 2c below)	-	(32)	2,509
Realization of unrealized gain from New Applicom issuance of shares (see Note 11.A.2)	-	-	1,860
Gain (loss) on realization of other investments	(1,066)	1,453	2,821

Total	4,668	773	66,651

2.	Additional information:

	a)	During February 2000, Magic Software Enterprises Ltd. completed a secondary offering on NASDAQ, raising a total amount of $98.5 million, including over allotment.

	b)	In a prospectus issued by Walla Communications Ltd. (“Walla”) that was published on July 2, 1999, the public was offered the following securities:
An issuance of 3,000,000 ordinary shares by Walla (hereinafter “the shares”).

An offering by Formula Vision Technologies (F.V.T.) Ltd. (formerly Mashov Computers Ltd.) through a wholly owned subsidiary Mashov Computer Financing (1993) Ltd. (hereinafter “the Offeror”). The offering was of 3,000,000 registered call options to purchase 3,000,000 NIS 1 par value ordinary shares owned by the Offeror, on any trading day, from the first day of registration for trade and until March 31, 2000.

The net proceeds received by Walla for all of the shares allotted according to the prospectus was $4,336 thousand.
Until March 31, 2000, all of the call options were exercised.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.):

K.	Gain on Realization of Shareholdings, net (cont.):

	2.	Additional information (cont.):

		c)	In February 2000, the Company sold 100,000 shares of New Applicom Ltd. for an aggregate amount of $2.5 million.
In February 2000, New Applicom Ltd., issued shares to F.C.T’s stockholders, in return for their holding in F.C.T.
As a result of these transactions the Company’s holdings in New Applicom Ltd. decreased from 55.12% to 50.69% in February 2000.

d)

On November 7, 2001 Sintec Advanced Technologies Ltd. (hereinafter “Sintec” - a subsidiary) signed an agreement in principle that obligates Sintec to sell its holdings in Compubyte Computers 1986 Ltd. to third party for a consideration of $3,397 thousand. In December 2001 the final agreement was signed between the two parties. As a result of this transaction Sintec recorded a capital loss of $1,935 thousand.

L.	Operating Segments:

The Company operates in two principal business segments, IT Services and proprietary software solutions.

IT Services

Following is a list of the principal activities of the Company: applications development, systems integration, migration of IT platforms, IT consulting, e-services, outsourcing, conversion services, application and implementation of ERP & CRM systems, imported software products and a training school.

The Company provides these IT services across the full system development lifecycle, including definition of business requirements, system analysis, technical specifications, coding, testing, training, implementation and maintenance.  The Company performs its projects on-site or at the Company’s own facilities.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.):

L.	Operating Segments (cont.):

Proprietary Software Solutions

The Company designs, develops and markets proprietary software solutions for sale in selected niche markets worldwide.  Following is a list of the proprietary software solutions being marketed by the Company:

Modernization solutions, Magic-technology, Magic eMerchant, Solutions for Law enforcement, Application Software for Long Term Care Industry, Car rental Solutions, Solutions for Banking and Finance, Solutions for Telecommunications, CRM systems, Sapiens eMerge, Re-engineering and AppBuilder.

All of the Company’s subsidiaries, including IT services companies and proprietary software solutions companies, recognize revenues from the delivery of software services, and most of them recognize revenues in both revenue categories. The Company’s subsidiaries were classified into the following categories in accordance with the category in which most of the revenues of each subsidiary was earned.

Following is a list of the companies included in each operating segment, as of December 31, 2002:

IT Services:

Matrix IT Ltd.
NextSource Inc.

Proprietary Software Solutions:

Crystal Systems Solutions Ltd.
Magic Software Enterprises Ltd.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.):

L.	Operating Segments (cont.):

The Company evaluates the performances of each segment, software services and proprietary software products, based on operating income/loss. Headquarters expenses are allocated proportionally between the segments:

	Software Services	Proprietary Software Products	Total

	(U.S. $ in thousands)

Revenues:
2002	172,068	113,121	285,189
2001	213,859	182,745	396,604
2000	217,077	191,972	409,049

Inter-segment sales:
2002	726	1,153	1,879
2001	4,913	4,009	8,922
2000	3,373	3,207	6,580

Operating income (loss):
2002	(1,435)	(5,251)	(6,686)
2001	(10,416)	(46,878)	(57,294)
2000	(2,041)	89	(1,952)

Financial income (expenses):
2002	5,549	(1,944)	3,605
2001	(7,302)	9,982	2,680
2000	3,911	4,556	8,467

Net income (loss)
2002	(1,105)	(1,301)	(2,406)
2001	(18,781)	(41,080)	(59,861)
2000	7,648	30,331	37,979

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.):

L.	Operating Segments (cont.):

	Software Services	Proprietary Software Products	Total

	(U.S. $ in thousands)

Identifiable assets:
2002	155,908	173,325	329,233
2001	156,740	184,764	341,504

Identifiable liabilities:
2002	130,017	54,332	184,349
2001	95,303	63,982	159,285

Depreciation and amortization:
2002	5,196	7,710	12,906
2001	11,043	18,852	29,895
2000	9,489	12,830	22,319

Investments in fixed assets:
2002	1,740	1,642	3,382
2001	6,362	4,774	11,136

Reconciliation between the data on sales and income of operating segments and the data in the consolidated financial statements:

	2002	2001	2000

	(U.S. $ in thousands)

Revenues:
Revenues as above	285,189	396,604	409,049
Less inter-segment transactions	(1,879)	(8,922)	(6,580)

Revenues as per statement of operations	283,310	387,682	402,469

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.):

L.	Operating Segments (cont.):

	2002	2001

	(U.S. $ in thousands)

Identifiable assets:
Total assets of operating segments	329,233	341,504
Assets not identifiable to a particular segment	171,963	122,801
Elimination of inter-segment assets and other	(32,599)	(9,761)

Total assets as per consolidated balance sheet	468,597	454,544

Identifiable liabilities:
Total liabilities of operating segments	184,349	159,285
liabilities not identifiable to a particular segment	91,425	43,416
Elimination of inter-segment liabilities and other	(32,656)	(10,169)

Total liabilities as per consolidated balance sheet	243,118	192,532

M.	Earnings (Loss) Per Share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,

	2002	2001	2000

	(U.S. $ in thousands)

Net income (loss)	(2,406)	(59,861)	37,979

Number for basic and diluted earnings (loss) per share - income available to shareholders	(2,406)	(59,861)	37,979

Weighted average shares outstanding
Denominator for basic net earnings (loss) per share	10,171	9,325	9,322
Effect of dilutive securities	(* -	(* -	41

Denominator for diluted net earnings (loss) per share	10,171	9,325	9,363

Basic net earnings (loss) per share	(0.24)	(6.42)	4.07

Diluted net earnings (loss) per share	(0.24)	(6.42)	4.06

*) Anti dilutive.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.):

M.	Earnings (Loss) Per Share (cont.):

Options to purchase 500,000 shares in 2002, 2001 and 2000 at market price of Formula share were outstanding, but were not included in the computation of the diluted EPS because the options have an anti-diluted effect.

Warrant options to purchase 2,000,000 shares and employees options to purchase 64,500 shares in the year 2002 in exercise price of $15.8 and $30.8 respectively were outstanding, but were not included in the computation of the diluted EPS because the options have an anti-diluted effect.

Note 17 - Transactions with Related Parties:

A.

During April 2000, the sale of Sintec Call Center’s shares by Sintec Advanced Technologies Ltd. to Magic Software Industries Ltd. was completed, for a consideration of $1.9 million. The tax liability resulting from the transaction, amounting to $502 thousand, is presented as capital surplus.

B.

In September 2001, Sintec Advanced Technologies Ltd. (hereinafter “Sintec” - a subsidiary) signed an agreement with Formula Vision, pursuant to which Formula Vision purchased all of Sintec’s holdings in Sintec Media Ltd. (hereinafter “Sintec Media”) representing 25% of Sintec Media’s outstanding share capital for a consideration of $2,600 thousand. In addition, Sintec was given an option to buy back over a period of three years 10% of Sintec Media’s shares sold to Formula Vision at the same per share price. Mr. Dan Goldstein and Mr. Gad Goldstein were interested parties in the transaction , as both are directors and shareholders in both Sintec and Formula Vision. Consequently, the Company recorded a total of $979 thousand as capital surplus resulting from this transaction.

C.

In September 2001, Comsoft Technologies Ltd. (hereinafter “Comsoft” - a subsidiary) signed an agreement with Formula Vision, pursuant to which Formula Vision will purchase all of Comsoft’s holdings in T-Soft Ltd. (hereinafter “T-Soft”) representing 46% of T-Soft’s outstanding share capital for consideration of $2,760 thousand. In addition, Comsoft was given an option to buy back, over a period of three years, 10% of T-Soft’s shares sold to Formula Vision at the same per share price. Mr. Dan Goldstein and Mr. Gad Goldstein are directores in both Comsoft and Formula Vision. Consequently, the Company recorded a total of $283 thousand as a capital surplus resulting from this transaction.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - Transactions with Related Parties (cont.):

D.

In September 2001, a wholly owned subsidiary of Crystal Systems Solutions Ltd. (hereinafter “Crystal” - a subsidiary) signed an agreement with Formula Vision, pursuant to which Formula Vision will purchase all of Crystal’s holdings in Let Me Know Technology (International) Ltd. (hereinafter “LMK”) and in Polyglot Ltd. for consideration of $1,479 thousand and will assume Crystal’s liabilities regarding convertible loans amounting to approximately $400 thousand, guarantees amounting to approximately $600 thousand that Crystal gave for the benefit of LMK, shareholders’ loan of $82 thousnd and guarantees amounting to approximately $1,100 thousand that Crystal gave for the benefit of Polyglot. In addition Crystal’s subsidiary was given an option to buy back, over a period of three years, 10% of the shares in both companies sold to Formula Vision at the same price.  Mr. Dan Goldstein and Mr. Gad Goldstein were interested parties in the transaction, as both are directores and shareholders in both Crystal and Formula Vision. Consequently, the Company recorded a total of $313 thousand as capital surplus resulting from this transaction.

E.

In July 2001, Formula granted to Formula Vision, an option to purchase the Company interests in certain privately-held companies. On November 28, 2001, Formula Vision exercised the option. Accordingly, the Company transferred to Formula Vision its entire itnerest, including related obligations, in certain companies for aggregate consideration of $58.9 million. Under the agreement with Formula Vision, Formula Vision issued to the company in December 2001, a series of debentures of $58.9 million in the aggregate, linked to the CPI and bearing an interest at an an annual rate of 5%. On March 31, 2002, the Company lent to Formula Vision an additional $19.4 million in consideration for a series of debentures with similar terms of the debentures issued in December 2001. Formula is entitled, during a 3-year period, to repurchase from Formula Vision up to 10% of the sold shares of the transferred companies, at the same pruchase price set out in the agreement between the parties. As part of the agreement between the Company and Formula Vision, the Company also transferred to Formula Vision its rights and obligations with respect to the transferred comanies udner the Company agreements with each of Shamrock, FIMI and IDB. This series of transactions is considered a related party transaction since Dan and Gad Goldstein serve as directors of Formula and Formula Vision.

For more information about the transaction between Formula and Formula Vision, see note 2.K.

F.	In November 2002, the Company completed a sale to Matrix of its entire shareholdings in New Applicom, Sintec and Sivan, for an aggregate consideration of $29.6 million (see Note 2.O.).

G.

In November 2002, the Company sold to Crystal, in a share exchange transaction, its 57.9% interest in Liraz. In consideration, Crystal issued to the Company, Crystal ordinary shares representing 9% of Crystal outstanding share capital. The exchange ratio was set at 1:1.67, which the Company believes reflects a fair ratio between the values of the two companies (see Note 2.N.).

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 - Subsequent Event:

A.	In February 2003, Magic distributed a dividend of $0.4 per Magic share. The total amount of the dividend aggregates $11.9 million.

B.	Through the first quarter of 2003 the Company increased its holding in Sapiens to 50% and started to consolidated Sapiens.

C.	In March 2003 Crystal issued a public tender offer to shareholders of Liraz (see Note 2.N.).

D.	In May and June 2003, a wholly owned subsidiary purchased the company debenture for an aggregate amount of 2.9 million.

E.	In June 2003, Matrix increased its holdings in New Applicom and issued a public tender offer to shareholders of New Applicom.

ERNST &YOUNG

REPORT OF INDEPENDENT AUDITORS
To the Shareholders of

MAGIC SOFTWARE ENTERPRISES LTD.

        We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. (“the Company”) and its subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December  31, 2002. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 15% and 14% as of December 31, 2001 and 2002, respectively, and total revenues of 39% and 34% for each of the two years in the period ended December 31, 2002. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2i to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142 in 2002.

/s/ KOST FORER & GABBAY —————————————— KOST FORER & GABBAY A Member of Ernst & Young Global

Tel-Aviv, Israel
March 18, 2003

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

INDEX

Page

Report of Independent Auditors	F - 2

Consolidated Balance Sheets	F - 3 - F - 4

Consolidated Statements of Operation	F - 5

Statements of Changes in Shareholders’ Equity	F - 6 - F - 8

Consolidated Statements of Cash Flows	F - 9 - F - 10

Notes to the Consolidated Financial Statements	F - 11 - F - 38

ERNST &YOUNG

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

          We have audited the consolidated balance sheets of Sapiens International Corporation N.V. (“the Company”) and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ KOST FORER & GABBAY

Tel-Aviv, Israel	KOST FORER & GABBAY
February 26, 2003	A Member of Ernst & Young Global

F - 2

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2001	2002

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,087	$22,001
Restricted cash deposits (Note 3)	2,500	-
Marketable securities and short-term deposits (Note 4)	50	1,652
Trade receivables (net of allowance for doubtful accounts of $4,599 and $4,001 as of December 31, 2001 and 2002, respectively) (Note 5)	17,563	10,405
Other receivables and prepaid expenses (Note 6)	5,534	5,842

Total current assets	41,734	39,900

PROPERTY AND EQUIPMENT, NET (Note 7)	4,097	3,426

OTHER ASSETS:
Capitalized software development costs, net of accumulated amortization of $ 20,719 and $ 21,072 as of December 31, 2001 and 2002, respectively (Note 8a)	8,911	8,170
Goodwill (Note 8)	7,579	8,621
Other, net (Note 9)	6,059	5,035

Total other assets	22,549	21,826

Total assets	$68,380	$65,152

The accompanying notes are an integral part of the consolidated financial statements.

F - 3

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2001	2002

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 11a)	$16,209	$5,006
Current maturities of long-term debt (Note 11b)	245	4,477
Trade payables	3,242	2,578
Deferred revenues	1,633	3,683
Other liabilities and accrued expenses (Note 10)	18,768	14,541

Total current liabilities	40,097	30,285

LONG-TERM LIABILITIES:
Convertible subordinated notes and other long-term liabilities (Note 11b)	7,365	7,787

REDEEMABLE SHARES IN A SUBSIDIARY (Note 1c)	10,711	11,185

COMMITMENT AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS’ EQUITY (Note 15):
Share capital:
Convertible Preferred shares: Authorized - 20,000 and 0 of €681 par value at December 31, 2001 and 2002, respectively; Issued and outstanding 10,000 and 0 at December 31, 2001 and 2002, respectively; Aggregate liquidation preference of approximately $15,000 and $ 0 as of December 31, 2001 and 2002, respectively.	6,361	-
Common shares: Authorized 14,000,000 and 20,000,000 of €2.30 par value at December 31, 2001 and 2002, respectively; Issued: 4,942,932 and 11,028,909 at December 31, 2001 and 2002, respectively; Outstanding: 4,901,138 and 10,987,115 at December 31, 2001 and 2002, respectively.	10,020	23,773
Additional paid-in capital	80,514	82,648
Deferred stock compensation	(68)	(21)
Treasury shares	(2,423)	(2,423)
Note receivable from a related party shareholder	(975)	(975)
Accumulated other comprehensive loss	(5,088)	(3,820)
Accumulated deficit	(78,134)	(83,287)

Total shareholders’ equity	10,207	15,895

Total liabilities and shareholders’ equity	$68,380	$65,152

The accompanying notes are an integral part of the consolidated financial statements.

F - 4

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2000	2001	2002

Revenues (Note 16b):
Products	$43,995	$33,924	$42,008
Consulting and other services	28,749	29,511	22,820

Total revenues	72,744	63,435	64,828

Cost of revenues:
Products	30,283	23,711	22,567
Consulting and other services	20,652	18,902	13,543

Total cost of revenues	50,935	42,613	36,110

Gross profit	21,809	20,822	28,718

Operating expenses:
Research and development, net (Note 17a)	10,317	5,458	6,017
Selling, marketing, general and administrative, net	46,682	28,725	23,782
Aborted merger costs	1,252	-	-
Restructuring costs (Note 1b)	2,558	-	481

Total operating expenses	60,809	34,183	30,280

Operating loss	39,000	13,361	1,562
Financial expenses, net (Note 17b)	632	3,187	971
Other expenses, net	403	665	1,173

Loss before taxes on income	40,035	17,213	3,706
Taxes on income (benefit) (Note 14)	(1,949)	726	1,408

	38,086	17,939	5,114
Minority interest in earnings of a subsidiary	-	31	39

Net loss	38,086	17,970	5,153

Dividends on Preferred shares (Note 15g)	107	-	-

Net loss to shareholders of Common shares	$38,193	$17,970	$5,153

Basic and diluted net loss per share (Note 17c)	$8.46	$3.91	$1.03

The accompanying notes are an integral part of the consolidated financial statements.

F - 5

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	preferred shares	common shares	Additional paid-in capital	Deferred stock compensation	Proceeds on account of shares	Treasury shares	Common shares accrued as dividends	Accumulated other comprehensive loss	Accumulated deficit	Total

Balance as of January 1, 2000	$4	$8,694	$69,593	$-	$-	$(2,423)	$967	$(3,450)	$(21,971)	$51,414
Comprehensive loss:
Net loss	-	-	-	-	-	-	-	-	(38,086)	(38,086)

Other comprehensive loss:
Unrealized losses on available-for-sale marketable securities, net	-	-	-	-	-	-	-	-	-	(58)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	(1,143)

Other comprehensive loss	-	-	-	-	-	-	-	(1,201)	-	(1,201)

Total comprehensive loss										(39,287)

Conversion of Preferred shares to Common shares:
Series “D1”	(1)	131	(130)	-	-	-	-	-	-	-
Series “E”	(2)	169	(167)	-	-	-	-	-	-	-
Series “D2”	(1)	104	(103)	-	-	-	-	-	-	-
Employee stock options exercised	-	166	832	-	-	-	-	-	-	998
Warrants exercised	-	2	6	-	-	-	-	-	-	8
Compensation expense related to issuance of warrants to service providers	-	-	78	-	-	-	-	-	-	78
Deferred stock compensation related to options repriced	-	-	628	(628)	-	-	-	-	-	-
Amortization expense on re-priced options	-	-	-	453	-	-	-	-	-	453
Deferred tax benefit on exercised options	-	-	547	-	-	-	-	-	-	547
Common shares accrued as dividends on Preferred shares	-	-	-	-	-	-	107	-	(107)	-
Common shares issued as dividends on Preferred shares
Series “D1”	-	31	326	-	-	-	(357)	-	-	-
Series “E”	-	40	366	-	-	-	(406)	-	-	-
Series “D2”	-	25	286	-	-	-	(311)	-	-	-
Shares issued as payment in respect of acquisitions adjustments of SAIC, Syspart and Sapiens Japan	-	2	(317)	-	-	-	-	-	-	(315)
Proceeds on account of shares	-	-	-	-	5,000	-	-	-	-	5,000

Balance as of December 31, 2000	$-	$9,364	$71,945	$(175)	$5,000	$(2,423)	$-	$(4,651)	$(60,164)	$18,896

The accompanying notes are an integral part of the consolidated financial statements.

F - 6

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Convertible preferred shares	common shares	Additional paid-in capital	Deferred stock compensation	Proceeds on account of shares	Treasury shares	Note receivable from a shareholder	Accumulated other comprehensive loss	Accumulated deficit	Total

Balance as of January 1, 2001	$-	$9,364	$71,945	$(175)	$5,000	$(2,423)	$-	$(4,651)	$(60,164)	$18,896
Total comprehensive loss:
Net loss	-	-	-	-	-	-	-	-	(17,970)	(17,970)

Other comprehensive loss:
Unrealized losses on available-for-sale marketable securities, net	-	-	-	-	-	-	-	-	-	(30)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	(407)

Other comprehensive loss	-	-	-	-	-	-	-	(437)	-	(437)

Total comprehensive loss										(18,407)

Employee stock options exercised	-	1	(1)	-	-	-	-	-	-	-
Compensation expense related to issuance of warrants to banks	-	-	203	-	-	-	-	-	-	203
Amortization expense on re-priced options	-	-	-	107	-	-	-	-	-	107
Issuance of Series “F” convertible Preferred shares and warrants, net	6,361	-	8,518	-	(5,000)	-	-	-	-	9,879
Common shares issued for a note to a related party	-	655	320	-	-	-	(975)	-	-	-
Payment in respect of acquisition adjustment of Syspart	-	-	(471)	-	-	-	-	-	-	(471)

Balance as of December 31, 2001	$6,361	$10,020	$80,514	$(68)	$-	$(2,423)	$(975)	$(5,088)	$(78,134)	$10,207

The accompanying notes are an integral part of the financial statements.

F - 7

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Convertible preferred shares	common shares	Additional paid-in capital	Deferred stock compensation	Treasury shares	Note receivable from a shareholder	Accumulated other comprehensive loss	Accumulated deficit	Total

Balance as of January 1, 2002	$6,361	$10,020	$80,514	$(68)	$(2,423)	$(975)	$(5,088)	$(78,134)	$10,207

Total comprehensive loss:
Net loss	-	-	-	-	-	-	-	(5,153)	(5,153)

Other comprehensive loss:	-	-	-	-	-	-	-	-
Unrealized losses on available-for-sale marketable securities, net	-	-	-	-	-	-	-	-	(5)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	1,273

Other comprehensive loss							1,268		1,268

Total Comprehensive loss									(3,885)

Employee stock options exercised	-	117	(105)	-	-	-	-	-	12
Amortization expense on re-priced options	-	-	-	47	-	-	-	-	47
Conversion of Series F Preferred shares and exercise of warrants	(6,361)	13,636	2,725	-	-	-	-	-	10,000
Payment in respect of acquisition adjustment of Syspart	-	-	(486)	-	-	-	-	-	(486)

Balance as of December 31, 2002	$-	$23,773	$82,648	$(21)	$(2,423)	$(975)	$(3,820)	$(83,287)	$15,895

Accumulated unrealized gain from available- for-sale marketable securities							$18
Accumulated foreign currency translation adjustments							(3,838)

Accumulated other comprehensive loss							$(3,820)

The accompanying notes are an integral part of the consolidated financial statements.

F - 8

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2000	2001	2002

Cash flows from operating activities:
Net loss	$(38,086)	$(17,970)	$(5,153)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, amortization and impairment	6,984	9,555	4,818
Amortization of deferred gain on sale - leaseback transaction	(226)	(3)	-
Gain on marketable securities	(91)	(124)	-
Loss (gain) on disposal of property and equipment	(8)	417	24
Amortization of compensation expenses related to issuance of warrants to service providers	78	-	-
Amortization expense on re-priced options	453	107	47
Decrease (increase) in trade receivables	(873)	13,372	8,190
Decrease (increase) in other receivables and prepaid expenses	(251)	(82)	180
Decrease (increase) in deferred income taxes, net	(2,636)	50	407
Reduction of income taxes related to employee stock option exercised	547	-	-
Increase (decrease) in trade payables	2,702	(2,664)	(960)
Increase (decrease) in deferred revenues	942	(1,347)	1,805
Increase (decrease) in other liabilities and accrued expenses	9,332	(4,230)	(4,509)
Accrued interest on redeemable shares in a subsidiary	-	270	474
Gain on payment of convertible subordinated notes	-	-	(409)
Minority interests in earnings of a subsidiary	-	31	39

Net cash provided by (used in) operating activities	(21,133)	(2,618)	4,953

Cash flows from investing activities:
Purchase of property and equipment	(3,663)	(508)	(1,011)
Increase in capitalized software development costs	(4,250)	(3,967)	(2,732)
Decrease (increase) in restricted cash	-	(2,500)	2,500
Purchase of short-term deposits and marketable securities	(6,763)	(2,883)	(1,618)
Proceeds from sale of marketable securities	12,078	5,573	-
Proceeds from sale of property and equipment	38	96	128
Purchase of other assets	(321)	-	-
Payment for acquisition of IMA	(275)	(66)	-
Payment for acquisition of Syspart	(164)	-	(957)
Payment for acquisition of SAIC	(401)	(41)	-

Net cash used in investing activities	(3,721)	(4,296)	(3,690)

The accompanying notes are an integral part of the consolidated financial statements.

F - 9

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2000	2001	2002

Cash flows from financing activities:
Proceeds from issuance of redeemable shares in a subsidiary	14,675	-	-
Redemption of redeemable shares in subsidiary	-	(4,234)	-
Proceeds from issuance of Series “F” convertible Preferred shares and warrants, net	-	9,879	-
Proceeds from exercise of Series “F” convertible Preferred share warrants			10,000
Proceeds from exercise of options and warrants	819	-	12
Proceeds on account of shares	5,000	-	-
Increase (decrease) in short-term bank debt, net	13,204	772	(10,621)
Payment of convertible subordinated notes	-	-	(2,316)
Principal payment of long-term liabilities	(255)	(202)	(260)
Proceeds from long-term bank loans	-	211	7,500

Net cash provided by financing activities	33,443	6,426	4,315

Effect of exchange rate changes on cash and cash equivalents	(286)	(463)	336

Increase (decrease) in cash and cash equivalents	8,303	(951)	5,914
Cash and cash equivalents at the beginning of year	8,735	17,038	16,087

Cash and cash equivalents at the end of year	$17,038	$16,087	$22,001

Supplemental cash flow activities:
Cash paid during the year for:
Interest	$1,305	$1,440	$820

Income taxes	$337	$471	$1,235

Non-cash transactions:

Common shares accrued as dividends on Preferred shares	$107	$-	$-

Common shares issued as dividends on Preferred shares	$1,074	$-	$-

Revaluation of Syspart acquisition against liability	$-	$471	$-

The accompanying notes are an integral part of the consolidated financial statements.

F - 10

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	BUSINESS AND ORGANIZATION

	a.	General:

Sapiens International Corporation N.V. (“the Company”), which operates through its worldwide subsidiaries, is a provider of rapidly deployed business software solutions that support its clients’ core business processes, such as insurance claims processing, loan/mortgage management and other key business solutions. These solutions, which are based on the Sapiens eMerge technology, consist primarily of rapid application development (“RAD”), integration of legacy systems into new applications and technologies, mapping and management of enterprise IT assets, and reengineering services.

The Company focuses on the insurance industry, and is in the process of developing customizable component-based solutions for insurance claim processing, closed-books administration, policy administration and multi-channel connectivity. The Company also provides a specialized solution for the migration of European IT systems to the Euro currency.

	b.	Restructuring costs:

In 2000, the Company recorded restructuring charges of approximately $ 2.6 million which was accrued as a short-term liability as of December 31, 2000 and were paid in 2001. The restructuring costs consist of employee termination benefits associated with involuntary terminations of approximately 250 employees. The terminations resulted from the Company’s strategy to reduce costs and restore profitability.

In 2002, the Company recorded restructuring charges at approximately $ 0.5 million, all of which was paid in 2002. The restructuring costs consist of employee termination benefits associated with the involuntary termination of approximately 40 employees, accounted for in accordance with EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”) and SAB 100, “Restructuring and Impairment Charges” (“SAB 100”). The terminations resulted from the Company’s strategy to reduce costs and restore profitability.

	c.	Investment in eZoneXchange:

In April 2000, the Company completed a private placement of 600,000 shares of Common stock (“investor’s shares”) of its wholly-owned subsidiary, eZoneXchange.com, Inc. (“eZoneXchange”), for $ 15 million. The investor also received a warrant to purchase an additional 2.25% of the Common stock of eZoneXchange at the same private placement share price of $ 25 per share. As part of the transaction, the Company entered into a Put and Call Option agreement pursuant to which the investors were granted the right (exercisable in whole or in part) to cause the Company during the put option exercise period (May 4, 2004 through May 3, 2005) to repurchase the investors’ shares at the principal amount of the investor’s investment plus 5% annual interest accrued thereon from May 4, 2000.

F - 11

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	BUSINESS AND ORGANIZATION (Cont.)

The Put and Call agreement provides that 50% of the consideration for the investors’ shares will be paid in cash and 50% in Sapiens’ Common shares to be valued according to the average closing market price of Sapiens’ Common share over the 14 day trading period preceding the date of issuance of the Put consideration. The agreement also included a call option which grants the Company the option to purchase the investor’s shares at a price of $ 30 million in the first two years after the investment date, $ 37.5 million in the third year, and $ 45 million in the fourth year. The purchase price will be multiplied by the percentage of shares purchased. The exercise period will last until the earlier of the fourth anniversary of the investment, an acquisition of, or an IPO of eZoneXchange.

The amount of $15 million was accounted for as a mezzanine item under redeemable shares in a subsidiary, net of issuance expenses.

During February 2001, the Company decided to close the operations of eZoneXchange.com Inc. In February 2001, the Company repurchased 173,100 of the investors’ shares with a cash repayment of $ 4.5 million for principal and interest, according to an amendment to the Put and Call Option agreement. As a result, the amount of the principal portion of the redeemable shares in a subsidiary to be repaid in cash was decreased by $ 4.2 million, net of expenses. In addition, in accordance with the amendment, if the market price of Sapiens’ Common share reaches $ 10 per share, the investors will have the right to put 192,333 shares of its eZoneXchange stock in return for 363,776 Sapiens’ Common shares at a price of $ 13.75 per share. No interest is accrued for the amended portion of the investment. The remaining portion of the investment to be repaid in shares (approximately $ 2.5 million) and the portion to be paid in cash (approximately $ 3 million) will continue to be subject to the original terms of the Put and Call Option agreement.

The results of eZoneXchange were consolidated with the results of the Company starting from April 2000.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

F - 12

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	b.	Financial statements in U.S. dollars:

A substantial portion of the Company’s financing is made in U.S. dollars (“dollar”). In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs is incurred in dollars. A majority of the revenues of the Company and certain of its subsidiaries is generated in dollars. Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and those subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

The financial statements of foreign subsidiaries whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as accumulated other comprehensive income (loss), in shareholders’ equity.

Foreign currency translation differences included in the financial income (loss) amounted to approximately $ (210,000), $ (1,549,000) and $ 160,000 for 2000, 2001 and 2002, respectively.

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

	d.	Cash equivalents:

Cash equivalents consist of interest-bearing demand deposits, money market funds and highly liquid debt instruments originally purchased with a maturity of three months or less.

	e.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such bank deposits are stated at cost.

F - 13

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	f.	Marketable securities:

Management determines the proper classification of investments in marketable debt and equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. All securities covered by Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders’ equity, accumulated other comprehensive loss. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

	g.	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation and depreciated using the straight-line method over the estimated useful lives of the assets:

Equipment and furniture	4 - 15 years
Computer equipment and software	3 - 5 years
Motor vehicles	3 - 7 years
Leasehold improvements	(Over the shorter of the term of the lease or the estimated useful life of the asset)

The Company periodically assesses the recoverability of the carrying amount of property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets, in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long- Lived Assets” (“SFAS No. 144”). As of December 31, 2002, no impairment losses have been identified.

h.	Impairment of long-lived assets:

The Company’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

i.	Capitalized software development costs:

Research and development costs incurred in the process of developing new products or product improvements, are charged to expense as incurred, net of participation by the Office of the Chief Scientist in Israel’s Ministry of Industry and Trade (“the OCS”).

F - 14

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Statement of Financial Accounting Standard No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a detailed program design.

Capitalized software costs are amortized by the greater of the amount computed using: (i) the ratio that current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the software product (three to five years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on its most recent analyses, management believes that no impairment of capitalized software development costs exists as at December 31, 2002.

	j.	Goodwill:

Goodwill represents the excess of the costs over the net assets of businesses acquired. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over 3.5 to 10 years. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) the Company ceased amortizing the goodwill as of January 1, 2002.

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of each of the Company’s reporting units with its carrying value. Fair values are determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples.

During 2001, prior to the adoption of SFAS No. 142 by the Company, an impairment of goodwill was recorded in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS No. 121”) in the amount of $204,000, which was included in the marketing, selling, general and administrative expenses.

	k.	Intangible assets:

Intangible assets that arose prior to July 1, 2001, and are stated at cost less accumulated amortization. Amortization is computed using the straight-line method as follows:

Prepaid royalties	15 years
Distribution rights	7 years
Technology, usage rights and other intangible assets	5-8 years

F - 15

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Before the adoption of SFAS No. 144 the Company evaluated the recoverability of long-lived assets annually and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the asset. In 2001, such impairments were indicated and the Company recognized impairment loss in the amount of $519,000, which was included in the marketing, selling, general and administrative expenses

As of December 31, 2002, no impairment losses have been identified.

l.	Revenue recognition:

Product revenues include implementation services contracts (which include the sale of software technology and services) and software license sales.

Revenues from implementation services contracts are recognized based on Statement of Opinion No. 81-1 “Accounting for Performance of Construction-Type and Certain Production -Type Contracts” (“SOP No. 81-1”), using contract accounting on a percentage of completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2002, no such estimated losses were identified.

Revenues earned under software licensing agreements with end-users are recognized when all criteria outlined in Statement of Position No. 97-2 “Software Revenue Recognition” (“SOP No. 97-2”) (as amended) are met. Revenues from license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

The Company and its subsidiaries do not grant rights of return.

Where software arrangements involve multiple elements, revenues are allocated to each element based on vendor specific objective evidence (“VSOE”) of the relative fair values of each element in the arrangement, in accordance with the “residual method” prescribed by Statement of Opinion No. 98-9. “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions” (“SOP No. 98-9”). The Company’s VSOE used to allocate the sales price to consulting, training and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method.

Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements other than those accounted for using long-term contract accounting, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied.

F - 16

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Consulting and other services revenues also include training and post-contract maintenance services. Revenues from consulting, maintenance and training services are recognized ratably over the contractual period or as services are performed.

Deferred revenues include amounts received from customers for which revenues have not yet been recognized.

m.	Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred.

n.	Government grants:

Royalty-bearing grants from the Government of Israel for the funding of research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred, and are recorded as a reduction of research and development costs.

o.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and certain of its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, short-term deposits, and trade receivables. The Company’s cash, cash equivalents and short-term deposits are invested in deposits with major international financial institutions. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s trade receivables are derived from sales to large and solid organizations located mainly in Europe, North America and Israel. The Company performs ongoing credit evaluations of its customers and has established an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and other information. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

F - 17

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s marketable securities include investments in debentures of non-U.S. Corporations. Management believes that those Corporations are financially sound, and accordingly, minimal credit risk exists with respect to these marketable securities.

	q.	Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, short-term deposits, marketable securities, trade accounts receivables, short-term bank credit and trade accounts payable approximate their fair values due to the short-term maturity of such instruments.

The carrying amounts of the Company’s long-term borrowings arrangements approximate their fair value. Fair values were estimated using discounted cash flow analyses, based on prevailing market borrowing rates.

	r.	Derivative and hedging:

The Company accounts for derivatives and hedging based on Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended (“SFAS No. 133”).  SFAS 133 requires companies to recognize all of its derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values.

The Company enters into forward exchange contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company’s foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company’s forward contracts did not qualify as hedging instruments under SFAS No. 133. Changes in the fair value of forward contracts are reflected in the statement of operations as financial income or expense.

F - 18

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is calculated based on the weighted average number of Common shares outstanding during each year including contingent shares. Diluted net earnings per share is computed based on the weighted average number of Common shares outstanding during each year, plus dilutive potential Common shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS No. 128”).

In 2000, 2001 and 2002, all convertible Preferred shares, outstanding stock options, convertible subordinate notes and warrants have been excluded from the calculation of the diluted net loss per Common share because all such securities were anti-dilutive for the period presented. The total weighted average number of shares related to the outstanding convertible Preferred shares, options and warrants excluded from the calculations of diluted net loss per share was 1,510,658, 3,265,349 and 3,892,357 for the years ended December 31, 2000, 2001 and 2002, respectively.

t.	Stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company’s share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

Under Statement of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”), pro forma information regarding net income (loss) and net earnings (losses) per share is required as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 2001 and 2002: risk-free interest rates of 6.5% , 2.5% and 2% respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Common shares of 0.867, 0.82 and 0.97 respectively and a weighted-average expected life of the options of 6 years for each year.

The weighted-average fair value of the options at their grant dates in 2000, 2001 and 2002 was $ 7.15, $ 3.45 and $ 4.48, respectively. All options were granted at the fair market value at the date of grant.

F - 19

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS No. 123:

	Year ended December 31,

	2000	2001	2002

	U.S. dollars in thousands

Net loss to shareholders’ of Common shares as reported	$38,193	$17,970	$5,153

Pro forma net loss to shareholders’ of Common shares	$47,919	$19,598	$7,919

Pro forma basic and diluted net loss per share	$10.62	$4.26	$1.58

The Company applies SFAS No. 123 and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF No. 96-18”) with respect to warrants and options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

u.	Employee rights upon retirement:

The Company has various defined contribution plans for employees of its subsidiaries around the world. Most of the plans are those required according to the laws of the country in which the subsidiary operates. Contributions made under the plans are invested with financial institutions. Benefits under the plans are based on contributions from employees and the Company and earnings on insurance contracts or other investment instruments in which the contributions are invested.

Expense for contributions made to these plans was $ 1,408,000, $ 1,346,000 and $ 1,243,000 for 2000, 2001 and 2002, respectively.

v.	Impact of recently issued accounting standards:

In April 2002, the FASB issued SFAS No. 145, “Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections,” (“SFAS No. 145”) which rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.”  SFAS No. 145 amends SFAS No. 44, “Accounting for Intangible Assets for Motor Carriers.”  SFAS No. 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning May 15, 2002. The Company does not expect the adoption of SFAS 145 to have a material impact on the Company’s results of operation or financial position.

F - 20

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit of Disposal Activities,” (“SFAS No. 146”) which addresses significant issues regarding the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities.  SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan.  SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002.  The Company does not expect the adoption of SFAS No. 146 to have a material impact on the Company’s results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45 (“FIN No. 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34 (“FIN No. 34”).”  FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.  FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee.  It also incorporates, without change, the guidance in FIN No. 34, “Disclosure of Indirect Guarantees of Indebtedness to Others,” which is being superseded.  The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 31, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position

In January 2003, the FASB issued Interpretation No. 46 (or FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A variable interest entity is a corporation, partnership, trust, or any other legal structures used for business purposes that either (a) does not have equity investors with voting rights or  (b) has equity investors that  do not  provide sufficient  financial resources  for the entity  to support  its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property.  A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003.  Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is evaluating the possible impact of the new interpretation and does not expect it to have a material effect on its financial position or result of operations.

F - 21

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:		SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	w.	Reclassification:

Certain 2000 and 2001 figures have been reclassified in order to conform with the 2002 presentation.

NOTE 3:		RESTRICTED CASH DEPOSITS

Restricted cash deposits are maintained with banks as security for the Company’s revolving credit line. In 2001, the Company was restricted from withdrawing any portion of the secured balances until repayment of the credit line. In 2002, the restriction was eliminated as part of the decrease in the credit line.

Such restricted cash deposits are recorded at cost.

NOTE 4:		MARKETABLE SECURITIES AND SHORT-TERM DEPOSITS

At December 31, 2001 and 2002, the Company’s short-term investments were classified as available-for-sale securities and were carried at fair value. Gross realized gains on sales of these securities included in earnings in 2000, 2001 and 2002 totaled $ 163,000, $ 124,000 and $ 0, respectively. Gross realized losses on sales of these securities included in earnings in 2000, 2001 and 2002 totaled $ 49,000, $ 0 and $ 0, respectively. As of December 31, 2002,  the Company has short-term deposits of $ 1,618,000 and marketable securities of $34,000.

As for pledges see Note 13.

NOTE 5:-		TRADE RECEIVABLES

The Company’s trade receivables are composed of accounts receivable in the amounts of $ 11.6 million and $ 9.9 million as of December 31, 2001 and 2002, respectively and unbilled receivables in the amounts of $ 6 million and $ 0.5 million as of December 31, 2001 and 2002, respectively.

NOTE 6:		OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,

	2001	2002

	U.S. dollars in thousands

Sales and other taxes receivable	$2,068	$2,290
Prepaid expenses	896	1,332
Deferred income taxes	655	860
Government grants	1,018	742
Other	897	618

	$5,534	$5,842

F - 22

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	PROPERTY AND EQUIPMENT, NET

	Cost		Accumulated Depreciation

	December 31		December 31

	2001	2002	2001	2002

	U.S. dollars in thousands

Equipment and furniture	$2,532	$2,231	$1,411	$1,323
Computer equipment and software	10,560	10,447	8,792	9,042
Motor vehicles	139	198	66	112
Leasehold improvements	1,974	1,989	839	962

	$15,205	$14,865	$11,108	$11,439

Depreciation expense totaled $ 2,213,000, $ 2,318,000 and $ 1,592,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

As for pledges see Note 13.

NOTE 8:	GOODWILL

	a.	Goodwill amortization amounted to $ 1,106,000, $ 1,345,000 and $ 0 for 2000, 2001 and 2002, respectively.

b.

The unaudited results of operations presented below for the three years ended December 31, 2000, 2001 and 2002, respectively, reflect the impact on results of operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2000:

	Year ended December 31,

	2000	2001	2002

	U.S. dollars in thousands

Reported net loss	$38,193	$17,970	$5,153
Goodwill amortization	1,106	1,345	-

Adjusted net loss	$37,087	$16,625	$5,153

Basic and diluted loss per share:
Reported loss per-share	$8.46	$3.91	$1.03
Goodwill amortization	$0.24	$0.29	$-

Adjusted net loss per-share	$8.22	$3.62	$1.03

F - 23

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	OTHER ASSETS

a.

Amortization expenses for capitalized software development costs for 2000, 2001 and 2002 were $ 3,176,000, $ 4,606,000 and $ 2,858,000 respectively. Amortization expenses are included in cost of products.

	b.	Other assets, net of amortization, are comprised of the following:

	Cost		Accumulated amortization

	December 31		December 31

	2001	2002	2001	2002

	U.S. dollars in thousands

Prepaid royalties	$2,083	$2,083	$1,239	$1,371
Technology and usage rights	895	863	716	735
Other intangible assets	370	335	146	147
Distribution rights	1,070	1,070	742	935
Long-term deferred income taxes	4,484	3,872	-	-

	$8,902	$8,223	$2,843	$3,188

Amortization of other assets charged to expenses was $ 489,000, $ 563,000 and $ 368,000 for 2000, 2001 and 2002, respectively.

As for impairments see Note 2h.

c.	Estimated amortization expense for the years ended:

December 31,

2003	$309
2004	170
2005	165
2006	148
2007 and thereafter	190

$982

NOTE 10:	OTHER LIABILITIES AND ACCRUED EXPENSES

	December 31,

	2001	2002

	U.S. dollars in thousands

Employee and related payroll accruals	$5,402	$4,035
Sales and other taxes payable	3,962	2,915
Accrued royalties to the OCS (Note 12a)	2,105	2,776
Accrued expenses	7,299	4,815

	$18,768	$14,541

F - 24

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:	DEBT

	a.	Short-term debt:

The Company has available unsecured revolving credit line facilities for borrowings of up to a total of $ 24 million as of December 31, 2002, of which $ 16.5 million is available until March 31, 2003 and $ 7.5 million is available until March 31, 2005. (As for the renewal of the credit lines see Note 18). Under the terms of these credit line agreements, the Company and several of its subsidiaries granted floating charges to the banks and issued cross guaranties in support of the credit facilities. Additionally, the Company is required to maintain certain financial ratios. As of December 31, 2002, the Company maintained these financial ratios. Borrowings under these agreements in Euro and U.S. dollars bear interest at rates ranging between the London Interbank Offered Rate (“LIBOR”) plus 0.75% to plus 1.95% and borrowings in new israeli shekel (“NIS”) bear interest at the prime rate of interest in Israel plus 2%. The Company had an unused credit facility in the amount of approximately $12.5 million as of December 31, 2002. As for warrants granted under the credit line agreement, see Note 15j.

A portion of the Company’s short-term loans require that the Company pledge cash or short-term investments and record a floating charge as collateral for its borrowings (Note 13).

		Weighted average interest

		December 31,		December 31,

		2001	2002	2001	2002

	Linkage	%	%	U.S. dollars in thousands

Credit lines	New Israeli shekel *)	5.46	-	$10,180	$-
	Euro **)	-	5	-	1,146

Short-term loans	U.S. dollar *)	3.73	3.5	6,029	2,275
	British Pound	-	5.5	-	1,585

				$16,209	$5,006

*)	Including non-material amounts linked to the Euro.
**)	Including non-material amounts linked to the U.S. dollar and to the British Pound.

F - 25

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:	DEBT (Cont.)

	b.	Convertible subordinated notes and other long-term liabilities:

				December 31,
		Rate of
	Linkage	interest	Maturity	2001	2002

		%		U.S. dollars in thousands

Convertible subordinated notes (“Old Notes” - conversion price $ 160 per Common share)	US Dollar	5	September 2003	$6,930	$4,205
Long- term loans	US Dollar	3.75	June 2004 through March 2005	-	7,500
Capital lease obligations (Note 12b)	Euro	5	August 2005	167	150
Other long-term debts *)	Japanese Yen	1.8 - 3.15	February 2006	484	324

				7,581	12,179
Less - current maturities				(245)	(4,477)

				7,336	7,702
Minority interest				29	85

				$7,365	$7,787

*) Including non-material amounts linked to other currencies.

In 2002, the Company executed an early redemption of some of the convertible subordinated notes in the amount of approximately $ 2.7 million, which resulted in a gain of $409,000 recorded as other income.

Long-term debt maturities after December 31, 2002 are as follows (U.S. dollars in thousands):

2003	$4,477
2004	1,610
2005	6,084
2006	8

$12,179

Interest expense was $ 0.4 million, $ 1.3 million and $ 1.0 million for 2000, 2001 and 2002, respectively.

NOTE 12:	COMMITMENTS AND CONTINGENT LIABILITIES

a.

Sapiens Technologies Ltd. (hereafter - “Technologies”) a subsidiary incorporated in Israel partially finances its research and development expenditures under programs sponsored by the OCS of Israel for the support of research and development activities conducted in Israel.

F - 26

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In exchange for participation in the programs by the OCS, the Company agreed to pay 3%-3.5% of total net consolidated sales of software developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100%-150% of the grant provided by the OCS, linked to the dollar and for grants received after January 1, 1999 bear annual interest at a rate based on LIBOR. Repayment of such grants is not required in the event that there are no sales of products developed within the framework of such funded programs.

Royalties paid or accrued amounted to $ 1,257,000, $ 1,523,000 and $ 1,569,000 in 2000, 2001 and 2002, respectively.

As of December 31, 2002, the Company had a contingent liability to pay royalties of approximately $ 12 million.

b.

The Company and its subsidiaries lease various office equipment, office space, and motor vehicles through operating and capital leases. Future minimum lease payments for the next five years and thereafter are as follows:

	Operating leases	Capital leases

	U.S. dollars in thousands

2003	$2,920	$57
2004	2,673	83
2005	1,234	10
2006	1,101	-
2007 and thereafter	1,350	-

Total future minimum lease payments	$9,278	$150

Rent expense for the years ended December 31, 2000, 2001 and 2002 was $ 2,892,000, $ 2,631,000 and $ 2,489,000, respectively.

c.

In 2000, the Company filed a lawsuit against GIE AGF Systems D’Information (hereinafter - “AGF SI”), a customer, regarding an unpaid balance related to a year 2000 project performed during 1998 and 1999. The Company’s claim was in respect of  a dispute over the implementation of contracts signed between the parties regarding the above project. While the Company, based on the advice of its legal counsel, believed that the court would rule in its favor and the amounts recorded  would be collected, on February 14, 2001 the French court ruled that AGF SI must pay the Company the sum of approximately $3 million. In accordance with SFAS No. 5 “Accounting for Contingencies”, as a result of the ruling, the Company recorded a provision of $2.4 million for selling, marketing, general and administrative expenses in the fourth quarter of 2000.

F - 27

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Following the French court ruling, AGF SI has filed an appeal to the Court of Appeals of Paris. On January 26, 2002, the Company has filed a counter appeal in reply rejecting the claims presented by AGF SI and claiming an additional amount of approximately $3.5 million in respect with the contract signed between the parties. The Company, based on the advice of its legal counsel, believes that the court will not accept AGF SI’s appeal, therefore the Company did not accrue for such potential liability.

d.

The Company is party to various other legal proceeding and claims that arise in the ordinary course of business in the total amount aggregating to approximately $ 1 million. The Company based on the advise of its legal counsel, has accrued for the expected implication of these proceedings and claims an amount of $ 0.2 million, in accordance with SFAS No. 5.

	e.	As for tax assessments, see Note 14c.

NOTE 13:	SECURITY INTERESTS AND PLEDGES

The Company and several of its subsidiaries granted floating charges to the banks and issued cross guaranties in support of the credit facilities.

All of the Company’s leased assets are pledged to the finance companies that provided the lease financing and the banks providing credit lines.

The Company pledged bank guarantees in the amount of $ 0.5 million as security for the rent of its offices in Israel.

NOTE 14:	TAXES ON INCOME

	a.	Net operating losses carryforward:

At December 31, 2002, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $ 7 million and tax credits of $ 0.2 million, which are available to offset future federal taxable income and expire in 2009 to 2020.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

In addition, the Company had a net operating loss carryforwards relating to non-U.S. subsidiaries totaling approximately $ 49.1 million, which are available to offset future taxable income. Generally, a majority of such amounts have no expiration date. However, in some cases, amounts expire in the years 2003 to 2008.

F - 28

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	TAXES ON INCOME (Cont.)

	b.	Israeli income tax:

Sapiens Technologies Ltd. (hereafter-“Technologies”), has been granted “Approved Enterprise” status for six investment programs approved in 1984, 1991, 1993, 1995, 1998 and 2000, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 (“the Law”).

Undistributed Israeli income derived from the “Approved Enterprise” programs entitle Technologies to a tax exemption for a period of two to four years and to a reduced tax rate of 10% - 25% for an additional period of three to eight years (depending on the level of foreign-investment in Technologies). These tax benefits are subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of the approval. Technologies completed the implementation of 1984, 1991, 1993, 1995 and 1998 investment programs. As of December 31, 2002 the Investment Center has granted final approval to the implementation of the 1995 and 1998 plans. Technologies has used all the tax benefits under the 1984 plan and is entitled for additional benefits under the 1991 plan which commenced in 1992 and will expire in 2002, under the 1993 plan the benefits period commenced in 1998 and will expire in 2006 and under the 1995 plan the benefits period commenced in 1998 and will expire in 2008. The benefits have not yet commenced for the 1998 and the 2000 plans.

The law also grants entitlement to claim accelerated depreciation on machinery and equipment used by the “Approved Enterprise”, during the first five years.

The tax-exempt profits that will be earned by Technologies’ “Approved Enterprises” can be distributed to shareholders, without imposing tax liability to Technologies only upon the complete liquidation of Technologies. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of Technologies they would be taxed at the corporate tax rate applicable to such profits as if Technologies had not elected the alternative system of benefits (depending on the level of foreign - investment in Technologies) for an “Approved Enterprise”. Technologies has decided not to declare dividends out of such tax-exempt earnings. Accordingly, no deferred income taxes have been provided on earnings attributable to the Technologies’ “Approved Enterprise”.

Income from sources other than the “Approved Enterprise” during the benefit period is subject to tax at the regular corporate tax rate of 36%.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in “Approved Enterprise”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

F - 29

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	TAXES ON INCOME (Cont.)

Results of the Company’s Israeli subsidiaries for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Customer Price Index (CPI). As explained in Note 2b, the financial statements are presented in U.S. dollars. The difference between the change in the Israel CPI and in the NIS\U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss reflected in the financial statements. In accordance with paragraph 9(f) of SFAS 109, the Israeli subsidiaries have not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

	c.	Tax assessments

In December 2001, Sapiens Technologies Ltd. and some of the Company’s group entities, have reached an agreement with the Israeli Tax Authorities (“the ITA”) as a result of a tax assessment. In accordance with the agreement’s provisions, the tax liability for the tax years through 1999 will be increased by approximately $1 million, which was paid in 12 equal monthly payments, commencing with the agreement date.

In addition, based on the provisions of the abovementioned agreement, the Company had a contingent tax liability to pay an additional amount (“the additional amount”) conditioned by obtaining certain approvals from the “Investment Center” regarding the status of the “Approved Enterprise”, under the “Law for Encouragement of Capital Investment, 1959” to some of its plans. In July 2002, a second agreement with the ITA was reached, and the additional amount was set to be $ 580,000, payable in 11 payments ending October 2003. This amount completes Technologies’ tax liability for the tax years through 1999, and is included in the current liabilities.

	d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries’ deferred tax liabilities and assets are as follows:

	December 31, 2001		December 31, 2002

	Current	Non- current	Current	Non- current

	U.S. dollars in thousands

Gross deferred tax assets	2,478	16,034	3,456	10,904
Less - valuation allowance	(1,823)	(11,550)	(2,596)	(7,032)

Net deferred tax asset	$655	$4,484	$860	$3,872

F - 30

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	TAXES ON INCOME (Cont.)

As of December 31, 2002, the Company and its subsidiaries have decreased the deferred income taxes assets resulting from tax loss carryforwards and other tax credits and the related valuation by $ 4.2 million and $ 3.7 million, respectively. Management currently believes that it is more likely than not that the deferred income taxes regarding the loss carryforwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future.

Provisions for income tax expense are comprised of the following:

	Year ended December 31,

	2000	2001	2002

	U.S. dollars in thousands

Current (foreign)	$383	$676	$1,001
Deferred (foreign)	(2,332)	50	407

	$(1,949)	$726	$1,408

The Company’s entire provision for taxes on income relates to operations in jurisdictions other than the Netherlands Antilles. The effective income tax rate varies from period to period because each jurisdiction in which the Company operates has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). In addition, the provision for income taxes for the fiscal years ended December 31, 2000, 2001 and 2002, does not include the recognition of a majority of the deferred tax assets relating to the net operating losses of the Company’s subsidiaries worldwide. The main reconciling item from the statutory tax rate of the Company to the effective tax rate is the non-recognition of tax benefits from accumulated net operating losses carryforward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits.

e.	Israeli tax reform:

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, Israel resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad.

In addition, the concept of “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

F - 31

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	SHAREHOLDERS’ EQUITY

a.

In June 2003, the Company’s shareholders approved a 1-for-5 reverse stock split of the Company’s Common shares. Accordingly, all share and per share data shown in these financial statements has been retroactively adjusted to reflect the reverse stock split.

b.

In December 2000, the Company entered a memorandum of understanding with Yarnfield International Limited, an affiliate of Magnum Technologies Fund (“Magnum”), and Formula Systems Ltd., for a $ 15 million investment in exchange for issuance of Series F convertible Preferred shares. On December 25, 2000 the Company received a $5 million nonrefundable deposit, for which it would have issued 5 million Common shares if the agreement would not be approved by shareholders, or Series F Preferred shares if it would have been approved. The Company recorded the $5 million cash received as proceeds on account of shares within the shareholders’ equity as of December 31, 2000.

The Series F convertible Preferred shares were convertible into Common shares of the Company at any time at a ratio of $ 7.5 per Common share. In accordance with an anti dilution clause, the conversion ratio will be adjusted in two stated dates, but will never increase, to 110% of the average closing sale price of the Company’s Common shares for the 10 trading days following August 15, 2001 and March 1, 2002. The conversion ratio shall not be adjusted to be less than $ 5.00 per Common share. At maturity, three years from the date of investment, the Company will redeem all of the remaining outstanding Series F convertible Preferred shares through payment of cash or delivery of Common shares, at the Company’s election. If Common shares are issued, the redemption price will be the average closing sale price of the Company’s Common share for the 30 trading days preceding maturity. The Company’s intention was to redeem the investment in shares.

The investors were also granted warrants to acquire from the Company additional 10,000 Series F Preferred shares at any time before December 25, 2003, at an exercise price of $ 7.50 per share or as adjusted in accordance with the provisions described above.

The warrant fair value was measured using the Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rate of 4% dividend yields of 0%, volatility factors of the expected market price of the Company’s Common shares of 0.7 and expected life of the warrant of 2.5 year.

In February 2001, the Company’s shareholders approved the share purchase agreement, which was signed on January 24, 2001, and the Company issued to the investors an aggregate of 10,000 Series F Preferred shares par value €681 per share, each of which may be converted into 200 Common shares, subject to adjustment, at a cash price of $ 1,500 per Series F share.

The Series F Preferred shares have all the rights of Common shares in addition to liquidation preference and conversion rights.

In addition, the investors have the right for “demand registrations” of an under written public offering of Common shares with unlimited piggyback rights.

F - 32

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	SHAREHOLDERS’ EQUITY (Cont.)

In determining whether an instrument includes a beneficial conversion option in accordance with EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Continently Adjustable Conversion Ratios” (“EITF No. 98-5”) and EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF No. 00-27”), the total proceeds were allocated to the Preferred shares and the detachable warrants based on their fair values. As of December 31, 2001, no beneficial conversion feature value was accounted in respect of  the Preferred share.

On August 15, 2001 the conversion ratio was adjusted to $ 1,139 per Series F Preferred share. Following the adjustment, and in accordance with the provisions of EITF No. 00-27, no beneficial conversion feature was recorded, due to immateriality.

In accordance with the share purchase agreement’s provisions, the conversion price was not adjusted as a result of the average closing sale price of the Company’s Common shares for the 10 trading days following March 1, 2002.

In December 2002 the Investors converted all of the outstanding Series F Preferred shares into Common shares at a reduced conversion service of $ 4.15, and Formula invested an additional $ 10 million in Common Shares by exercising its two thirds portion of the Investors’ option to purchase Common Shares. The remaining unexercised one third portion of the Investors’ existing option was assigned to Formula by Yarnfiled and it was agreed that such option would be exercisable at the reduced exercise price $ 4.15 per Common Share. This transaction was accounted for in accordance with the guidelines of EITF D-42. “The Effect on the Calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock”. No deemed dividends were recorded as a result of the conversion of Series F Preferred shares and exercise of options due to immateriality.

Ron Zuckerman, Chairman of the Board of the Company, is an advisor to Magnum.

c.

On April 4, 2001, the Company entered into a share purchase and loan agreement with Red Coral Holdings, Inc. (“Red Coral”), owned by the Company’s President and Chief Executive Officer. According to the terms of the agreement, Red Coral purchased 300,000 Common shares of the Company for a purchase price of $ 975,000. As part of the agreement, the Company granted to Red Coral a loan in the amount of $ 975,000 for the purpose of acquiring the Common shares. The term of the loan is six years with accrued interest at a rate of 4%, which is payable on January 15th of each calendar year. The interest amount is fully-recourse and fixed. To secure payment of the loan, Red Coral granted the Company a lien and security interest on all of the Common shares. To secure fulfillment of the terms of the agreement, the Common shares are being held in escrow by the General Counsel of the Company. The issuance of Common shares was accounted in the shareholders’ equity and the loan amount was deducted from the shareholders’ equity as a note receivable from a shareholder.

In accordance with EITF 95-16 “Accounting for Stock Compensation Arrangements with Employer Loan Features under APB Opinion No. 25”, the transaction was accounted for as a fixed award.

F - 33

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	SHAREHOLDERS’ EQUITY (Cont.)

	d.	Common shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

e.

During the first quarter of 2000, all of the remaining Series D1, and E referred shares, 1,500 and 1,700, respectively, were converted to Common shares at the conversion prices and, as a result, 58,394 and 75,555 Common shares were issued, respectively.

As of December 31, 2000, the remaining 1,300 Series D2 Preferred shares had been converted to Common shares at the conversion price and, as a result, 50,608 Common shares were issued.

In 2000, 114,303 warrants to purchase Common shares were issued as part of the conversion of Preferred shares.

Upon conversion of all issued Series F Preferred shares, the remaining authorized Series F Preferred shares were eliminated.

	f.	Dividends on Preferred shares:

In 2000, the Company accrued dividends to be paid out in the form of Common shares on its Series D1, D2 and E Preferred shares, in the amount of $ 107,000 thousand. In the course of the conversion of all of the company’s Preferred stock (see Note 14d), all of the remaining accumulated dividends, $1,074,000 thousand, were paid by the issuance of 44,049 Common shares.

	g.	Stock option plan:

Stock options granted under the Company’s 1992 Stock Option and Incentive Plan (“the Plan”) to employees, directors and service providers are exercisable at the fair market value of the Company’s Common shares on the date of grant and, subject to termination of employment, expire ten years from the date of grant and are generally exercisable in four equal annual installments commencing one year from the date of grant.

As of December 31, 2002, approximately 180,423 Common shares of the Company are still available for future grant. Any options which are forfeited or cancelled before expiration become available for future grant under the Plan.

In January 2000 and November 2000, the Company increased the number of shares available for grants by 400,000 and 800,000, respectively, and approved grants of such shares. In December 2000, 154,560 previously granted options with exercise price from $ 11.25 to $ 69.375 were repriced to $ 0 resulting in a new measurment date in total compensation expense of $ 628,000 of which $ 453,000 was recognized in 2000 for the portion already vested and $ 175,000 was deferred to be recognized over the remaining vesting period ending in 2004. During the years 2001 and 2002, $ 107,000 and $ 47,000 of the amount deferred was recognized, respectively.

F - 34

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	SHAREHOLDERS’ EQUITY (Cont.)

In December 2000, the Company granted 509,600 Time Accelerated Restricted Stock Award options (hereinafter - “TARSAP’s”) to employees. The TARSAP’s include an acceleration feature, based on the Company’s performance in the years 2001 and 2002. As of December 31, 2002, 410,400 of the options are outstanding, and 75% of the options were vested based on the 2001 and 2002 performance tests. No compensation expense was recorded, since the fair value was equal to the exercise price at the date of grant.

A summary of the stock options activities in 2000, 2001 and 2002 is as follows:

	Year ended December 31,

	2000		2001		2002

	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding at January 1	868,553	$27.50	*) 1,790,614	$18.3	*) 1,569,698	$12.5

Granted	1,087,150	$15.50	61,700	$4.6	274,300	$4.7
Exercised	(74,650)	$13.35	(560)	$0	(55,080)	$0.2
Cancelled and forfeited	(90,439)	$49.45	(482,056)	$29.75	(208,205)	$15.7

Outstanding at December 31	*) 1,790,614	$18.3	*) 1,569,698	$12.5	*) 1,580,713	$11.25

Exercisable options at December 31	424,833	$16.55	745,647	$12.3	908,784	$12.85

*)	Including 154,560, 154,000 and 102,100 options repriced to zero, as of December 31, 2000, 2001 and 2002, respectively.

The options outstanding as of December 31, 2002, have been classified by range of exercise price, as follows:

Exercise price	Options outstanding as of December 31, 2002	Weighted average remaining contractual life (years)	Weighted average exercise Price	Options exercisable as of December 31, 2002	Weighted average exercise Price

$ -	102,100	4.86	$-	102,100	$-
$ 3.25 - $ 3.75	189,170	9.22	$3.55	33,845	$3.30
$ 4.065 - $ 5.7	837,800	8.31	$4.50	396,000	$4.15
$ 11.25 - $ 16.875	185,825	3.32	$12.00	185,825	$12.00
$ 19.375 - $ 29.375	68,300	7.54	$28.75	35,350	$28.60
$ 32.5 - $ 47.5	143,608	6.07	$38.30	128,204	$37.55
$ 61.25 - $ 69.375	53,910	7.06	$67.50	27,460	$67.75

	1,580,713		$11.25	908,784	$12.85

h.	Warrants:

In 1996, 1997 and 1999, warrants were granted to service providers. As of December 31, 2002, 225,086 warrants are outstanding.

F - 35

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	SHAREHOLDERS’ EQUITY (Cont.)

i.

In 2001, the Company granted Bank Leumi Le Israel B.M., Bank Hapoalim Ltd., Mizrahi Bank Ltd. and Bank Discount Ltd. (collectively the “Banks”) 81,000 warrants as part of a credit-line extension agreement (see Note 10a) at an exercise price ranging from $ 4.4 to $ 6.9 per share. As required by APB No. 14 “Accounting for Convertible Debt and Debt Issued with stock purchase warrants”, these warrants were measured at fair value (according to the Black-Scholes option pricing model) with the following weighted-average assumptions for 2001: risk free interest rate of 5%, dividend yields of 0%, volatility factors of the expected market price of the Company’s Common shares of 0.901 weighted-average expected life of the option of 2 years. Total compensation expense amounted to $ 203,000, of which $ 150,000 and $ 53,000 were recognized as financial expense in 2001 and 2002, respectively, over the credit-line period.

	j.	The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 16:	GEOGRAPHIC INFORMATION

a.

The Company operates in a single segment as a provider of software solutions. See Note 1 for brief description of the Company’s business. The following data is presented in accordance with Statement of Financial Accounting Standard No. 131 “Disclosure About Segments of an Enterprise and Related Information” (SFAS No. 131).

	b.	Geographic information:

The following is a summary of operations within geographic areas based on the end customers’ location.

		Year ended December 31,

		2000	2001	2002

		U.S. dollars in thousands

1.	Revenues:
	U.K.	$17,744	$21,275	$25,438
	North America	15,098	18,523	20,272
	France	16,610	5,976	3,450
	Germany	6,289	4,798	2,653
	Israel	5,633	6,097	5,776
	Other	11,370	6,766	7,239

		$72,744	$63,435	$64,828

2.	Long-lived assets:
	France	$2,616	$2,135	$2,426
	Dutch Antilles	1,662	1,275	936
	Israel	14,043	11,722	10,213
	Germany	5,218	4,287	4,988
	Other	5,626	3,276	2,816

		$29,165	$22,695	$21,379

F - 36

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Research and development costs:

	Year ended December 31,

	2000	2001	2002

	U.S. dollars in thousands

Total costs	$14,567	$11,006	$9,448

Less - capitalized software development costs	(4,250)	(3,967)	(2,732)
Less - royalty-bearing grants	-	(1,581)	(699)

Research and development costs, net	$10,317	$5,458	$6,017

b.	Financial income (expenses):

Financial income:
Interest	$973	$518	$778
Foreign currency translation differences	3,904	3,728	6,511
Realized gain on sale of marketable securities	163	124	-

	5,040	4,370	7,289

Financial expenses:
Interest	1,419	1,818	1,747
Foreign currency translation differences	4,114	5,277	6,351
Bank charges and others	139	462	162

	5,672	7,557	8,260

Financial expenses, net	$632	$3,187	$971

c.	Losses per share data:

The following table sets forth the calculation of basic and diluted net losses per share.

1. Numerator:

	Year ended December 31,

	2000	2001	2002

	U.S. dollars in thousands

Net loss to shareholders of Common shares	$38,193	$17,970	$5,153
Effect of dilutive securities: Preferred share dividends	*) -	-	-

Numerator for diluted losses per share - loss available to shareholders of Common shares	$38,193	$17,970	$5,153

*)	The effect of the inclusion of the convertible Preferred shares dividends in 2000 would be anti-dilutive.

F - 37

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

2.	Denominator:
		Year ended December 31,

		2000	2001	2002

		U.S. dollars in thousands

	Weighted average number of shares	4,508	4,600	4,999
	Common shares to be issued as dividends	3	-	-

	Denominator for net basic earnings per share	4,511	4,600	4,999

	Effect of dilutive securities:
	Employee stock options	*) -	*) -	*) -
	Warrants issued to third parties	*) -	*) -	*) -
	Convertible Preferred shares	*) -	*) -	*) -
	Redeemable shares in subsidiary	*) -	*) -	*) -
	Convertible subordinated notes	*) -	*) -	*) -

	Dilutive potential Common shares	-	-	-

	Denominator for diluted net earnings per share - adjusted weighted average shares, assumed conversions and exercise of options and/or warrants	4,511	4,600	4,999

*)

Because of the loss in 2000, 2001 and 2002, the effect of the inclusion of the convertible Preferred shares, options, warrants, redeemable shares in subsidiary and convertible subordinated notes would be anti-dilutive.

NOTE 18:-	SUBSEQUENT EVENTS

In June 2003, the Company extended its credit agreements with Bank Hapoalim Ltd., Bank Leumi Le Israel Ltd, Discount Bank Ltd. and Mizrahi Bank Ltd. regarding its existing credit lines in the total amount of $ 25.5 million, of which $ 18 million is available until March 31, 2004 and $ 7.5 million is available until March 31, 2005. Under the terms of these credit line agreements, the Company and several of its subsidiaries recorded floating charges in favour of the banks and issued cross guarantees in support of the credit facilities. Additionally, the Company is required to maintain certain financial ratios.

- - - - - - - - - - - - -

F - 38

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/Dan Goldstein	June 30, 2003

	Dan Goldstein	Date
Chairman of the Board and Chief Executive Officer

CERTIFICATIONS

I, Dan Goldstein, certify that:

1. I have reviewed this annual report on Form 20-F of Formula Systems (1985) Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Dan Goldstein

Dan Goldstein
Chairman of the Board and
Chief Executive Officer

CERTIFICATIONS

I, Naamit Salomon, certify that:

1. I have reviewed this annual report on Form 20-F of Formula Systems (1985) Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Naamit Salomon

Naamit Salomon
Vice President, Finance

Exhibit Index

Exhibit No.

1.1	Memorandum of Association*

1.2	Articles of Association as amended on January 7, 2001**

2	The description of terms of debentures issued by the Registrant in May 2002 contained in Section 2.3 of the prospectus of the Registrant dated May 23, 2002. ***

4.1	Agreement dated October 1, 1999 between the Registrant and Shamrock Holdings of California Inc.****

4.2	Agreement dated January 24, 2001 among the Registrant, Sapiens International Corporation N.V. and Yarnfield International Limited**

4.3	Agreement dated December 30, 2001 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd. (English summary accompanied by Hebrew original)*****

4.4	Share Exchange Agreement dated October 13, 2002 among the Registrant, Crystal Systems Solutions Ltd. and certain shareholders of Liraz Systems Ltd.

4.5	Agreement for the Sale of Shares dated October 13, 2002 between the Registrant and Matrix I.T. Ltd. (English translation from Hebrew original)

4.6	Form of the 1997 Share Option Plan (English translation from Hebrew original)*

4.7	Form of the 2000 Share Option Plan (English translation from Hebrew original)**

4.8	Letter of Indemnification, dated February 14, 2002*****

8	List of Subsidiaries

10.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act

10.2	Certification of the Vice President, Finance pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act

*     Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).

**     Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2001.

***    Incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on June 14, 2002.

****   Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2000.

*****  Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.

SHARE EXCHANGE AGREEMENT

        THIS SHARE EXCHANGE AGREEMENT (this “Agreement”), is made as of the 13 day of October, 2002, by and among Crystal Systems Solutions Ltd., a public company organized under the laws of the State of Israel and whose Ordinary Shares are traded on Nasdaq (the “Company” or “Crystal”) and each of the investors identified in Schedule 1.1 attached hereto (each, an “Investor”, and collectively, the “Investors”).

W I T N E S S E T H:

        WHEREAS, the Board of Directors of the Company (the “Board”) has determined that it is in the best interests of the Company to issue, in the aggregate, Three Million, Four Hundred and Seventy Eight Thousand and Six Hundred and Twenty Four (3,478,624) of the Company’s Ordinary Shares, nominal value NIS 0.01 per share (“Crystal Shares”), in exchange for, in the aggregate, of Five Million, Eight Hundred and Nine Thousand, Three Hundred and two (5,809,302) Ordinary Shares, nominal value NIS 0.01 per share of Liraz Systems Ltd. (respectively “Liraz” and the “Liraz Shares”), on the terms and conditions more fully set forth in this Agreement; and

        WHEREAS, the Investors desire to purchase Crystal Shares in exchange for Liraz Shares pursuant to the terms and conditions more fully set forth in this Agreement.

        NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

1.     Issue and Purchase of Shares.

        1.1.     Issue and Purchase of Shares. Subject to the terms and conditions hereof, the Company shall issue and allot to each Investor one (1) Crystal Share for every one and sixty-seven one hundredths (1.67) Liraz Share sold by such Investor to the Company. The number of Crystal Shares to be purchased by each Investor from the Company, and the number of Liraz Shares to be sold by each Investor to the Company in exchange therefor, are set forth opposite such Investor’s name in Schedule 1.1 attached hereto.

2.     Closing of Issue and Purchase.

        2.1     Closing. The issue and allotment of the Crystal Shares, and the transfer of the Liraz Shares in exchange therefor, shall take place at a closing (the “Closing”) to be held at the offices of Goldfarb, Levy, Eran & Co., within seven (7) business days of the approval by the Company’s shareholders of the transactions set forth in this Agreement, subject to the provisions of Section 8.1 below-, or such other date, time and place as the Company and the Investors shall mutually agree.

        2.2     Transactions at the Closing. At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

             2.2.1     The Company shall deliver to the Investors the following documents:

              (a)  True and correct copies of the resolutions of the Company’s shareholders approving by the majority required under applicable law the transactions set forth in this Agreement, as transactions with a controlling shareholder of the Company;

             (b)  True and correct copies of resolutions of the Board of Directors of the Company issuing and allotting the Crystal Shares to the Investors in exchange for the Liraz Shares, and approving all other transactions set forth herein;

              (c)  Validly executed share certificates covering the Crystal Shares, issued in the names of the respective Investors, bearing a restrictive legend providing substantially as follows:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED BY THE HOLDER FOR ITS OWN ACCOUNT, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO THE DISTRIBUTION OF SUCH SHARES. THE SHARES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO RULE 144 OR ANOTHER EXEMPTION UNDER THE SECURITIES ACT OF 1933.”

             (d)  A certificate duly executed by an executive officer of the Company, dated as of the date of the Closing, in the form attached hereto as Schedule 2.2.1(d) (the “Compliance Certificate”);

              (e)  Copies of all applicable consents and waivers required of the Company by applicable law, regulation or contract, in connection with the transactions contemplated hereby.

             2.2.2     Each Investor shall deliver to the Company the following:

              (a)  Either: (i) A validly executed share transfer deed concerning the transfer of such Investor’s Liraz Shares to the Company, together with the original, executed share certificate issued by Liraz in respect of such Liraz Shares; or (ii) an irrevocable letter of instructions to the Tel Aviv Stock Exchange Member through which such Liraz Shares are held for the account of such Investor, with instructions to transfer such Liraz Shares to an account designated by the Company, maintained with any Tel Aviv Stock Exchange Member;

              (b)  Copies of all applicable consents and waivers required of the Investors by applicable law, regulation or contract, in connection with the transactions contemplated hereby.

             2.2.3     The Company shall record the allotment of the Crystal Shares to the Investors, in the respective numbers indicated in Schedule 1.1 opposite the names of the Investors, in the register of shareholders of the Company.

3.     Registration Rights. The Company covenants and agrees as follows:

         3.1.    Definitions. For purposes of this Section 3:

“Registrable Shares” means (i) the Crystal Shares, and (ii) any other securities of the Company issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, such Crystal Shares.

“Register”, “registered” and “registration” refer to a registration effected by filing a registration statement in compliance with the Securities Act of 1933, as amended (the “Securities Act”), and the declaration or ordering by the Securities & Exchange Commission of effectiveness of such registration statement, or the equivalent actions under the laws of another jurisdiction.

         3.2    Incidental Registration. If the Company, at any time proposes to (a) register any of its newly issued securities for primary sale in an underwritten offering, or (b) register for resale outstanding securities of the Company previously issued to a third party in a private placement in such aggregate number that at the time of such issuance equals or exceeds thirty percent (30%) of the Company’s then issued and paid up capital, it shall give notice to each of the Investors of such intention. Upon the written request of an Investor, given within twenty (20) days after receipt of any such notice, the Company shall include in such registration all of the Registrable Shares indicated in such request, so as to permit the disposition of the Registable Shares so registered, at the expense of the Company provided that all underwriting commissions shall be paid by the parties selling shares with respect to their shares sold. Notwithstanding any other provision of this Section 3, if the registration is underwritten and the managing underwriter advises the Company that marketing factors require a limitation of the number of shares to be underwritten, then the number of Crystal Shares that may be included in such registration shall be reduced as required by the underwriters, and the securities to be registered in such registration shall be allocated as follows: first, securities proposed to be sold by the Company or resold by such third party, as applicable, shall be registered; and second, the Registrable Shares requested to be registered by Investors shall be registered, (such Registrable Shares to be divided among the Investors, on a pro rata basis, based on the total number of Registrable Shares requested to be registered). The Company may postpone or withdraw the filing or the effectiveness of such an incidental registration at any time in its sole discretion.

      3.3     Form F-3 Registration.

                 3.3.1  At anytime during the three (3) year period following the Closing, in case the Company shall receive from any Investor(s) holding, in the aggregate, at least twenty percent (20%) of the Crystal Shares issued hereunder a written request or requests that the Company effect a registration on Form F-3, and any related qualification or compliance, with respect to Registrable Shares, the Company shall within twenty (20) days after receipt of any such request give written notice of the proposed registration, and any related qualification or compliance, to all other Investors, and include in such registration all Registrable Shares held by all such Investors who wish to participate in such registration and provide the Company with written requests for inclusion therein within fifteen (15) days after the receipt of the Company’s notice. Thereupon, the Company shall, at its expense, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Investors’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Shares of any other Investor or Investors joining in such request as are specified in a written request given within fifteen (15) days after receipt of such written notice from the Company;

                3.3.2   Notwithstanding the foregoing, if the underwriter advises the Investors in writing that marketing factors require a limitation of the number of shares to be underwritten (or, in the case such registration and offering shall not be underwritten, any other factor arises requiring such a limitation in the number of shares to be so registered), then there shall be included in such registration and underwriting to the extent necessary to satisfy such limitation the Registrable Shares held by the Investors (pro rata to the respective number of Registrable Shares required by such Investors to be included in the registration).

                3.3.3   Notwithstanding the foregoing, the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this Section 3.3, (i) if Form F-3 is not available for such offering by the Investors; (ii) if the Investors, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Shares and such other securities (if any) at an aggregate price to the public (net of any underwriters’ discounts or commissions) of less than One Million United States dollars ($1,000,000); (iii) if the Company shall furnish to the Investors a certificate signed by the President or CEO of the Company stating that in the good faith judgment of the Board of Directors of the Company it would be seriously detrimental to the Company or its stockholders for such Form F-3 registration statement to be effected at such time, in which event the Company shall have the right to defer the filing of the Form F-3 registration statement for a period of not more than one hundred twenty (120) days after receipt of the request of the Investors under this Section 3.3; provided, however, that the Company shall not utilize this right more than once in any twelve (12) month period; (iv)  during the period starting with the date sixty (60) days prior to the Company’s estimated date of filing of, and ending on the date six (6) months immediately following the effective date of, any registration statement pertaining to securities of the Company (other than a registration of securities in a Rule 145 transaction or with respect to an employee benefit plan), provided that the Company is actively employing in good faith reasonable efforts to cause such registration statement to become effective and that the Company’s estimate of the date of filing such registration statement is made in good faith; (v) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance; or (vi) if the Company has already effected one F-3 registration statement under this Section 3.3.

         3.4.    Indemnities. In the event of any registration of Registrable Shares pursuant to this Section 3:

                 3.4.1   The Company will indemnify and hold harmless, to the fullest extent permitted by law, any Investor and any underwriter for such Investor, and each person, if any, who controls the Investor or such underwriter, from and against any and all losses, damages, claims, liabilities, joint or several, costs and expenses (including any amounts paid in any settlement effected with the Company’s reasonable consent) to which the Investor or any such underwriter or controlling person may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading, or (iii) a violation of applicable securities laws by the Company, and the Company will reimburse the Investor, such underwriter and each such controlling person of the Investor or the underwriter, promptly upon demand, for any reasonable legal or any other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding; provided, however, that the Company will not be liable in any such case to the extent that any such loss, damage, liability, cost or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished in writing by an Investor, such underwriter or such controlling persons specifically for inclusion therein; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; provided, further, that the indemnity agreement contained in this subsection 3.4.1 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the selling shareholder, the underwriter or any controlling person of the selling shareholder or the underwriter, and regardless of any sale in connection with such offering by the selling shareholder. Such indemnity shall survive the transfer of securities by a selling shareholder.

                3.4.2   Each Investor participating in a registration hereunder will indemnify and hold harmless the Company, each other Investor participating in such registration, any underwriter for the Company, and each person, if any, who controls the Company or such underwriter or such other Investor, from and against any and all losses, damages, claims, liabilities, costs or expenses (including any amounts paid in any settlement effected with the selling shareholder’s reasonable consent) to which the Company or any such controlling person and/or any such underwriter and/or such other Investor may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based on (i) any untrue or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, and each such Investor will reimburse the Company, each other Investor participating in such registration, any underwriter and each such controlling person of the Company or any underwriter, promptly upon demand, for any reasonable legal or other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding; in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in strict conformity with written information furnished by such Investor specifically for inclusion therein. The foregoing indemnity agreement is subject to the condition that, insofar as it relates to any such untrue statement (or alleged untrue statement) or omission (or alleged omission) made in the preliminary prospectus but eliminated or remedied in the amended prospectus at the time the registration statement becomes effective or in the Final Prospectus, such indemnity agreement shall not inure to the benefit of (i) the Company and (ii) any underwriter, if a copy of the Final Prospectus was not furnished to the person or entity asserting the loss, liability, claim or damage at or prior to the time such furnishing is required by the Securities Act; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; provided, further, that the indemnity agreement contained in this subsection 3.4.2 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of such Investor, as the case may be, which consent shall not be unreasonably withheld. In no event shall the liability of an Investor exceed the net proceeds from the offering received by such Investor.

                 3.4.3   Promptly after receipt by an indemnified party pursuant to the provisions of Sections 3.4.1 or 3.4.2 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said Section 3.4.1 or 3.4.2, promptly notify the indemnifying party of the commencement thereof; but the omission to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than hereunder. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any action include both the indemnified party and the indemnifying party and there is a conflict of interests which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties shall have the right to select one separate counsel to participate in the defense of such action on behalf of such indemnified party or parties. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said Sections 3.4.1 or 3.4.2 for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof, unless (i) the indemnified party shall have employed counsel in accordance with the provision of the preceding sentence, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within 15 days after the notice of the commencement of the action, or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party. No indemnifying party will consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

                3.4.4   If recovery is not available under the foregoing indemnification provisions, for any reason other than as specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution to liabilities and expenses. In determining the amount of contribution to which the respective parties are entitled, there shall be considered the parties’ relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable considerations appropriate under the circumstances. In no event shall the liability of an Investor exceed the net proceeds from the offering received by such Investor.

3.5	No Conflicting Agreements. The Company represents and warrants to the Investors that the Company is not a party to any agreement that conflicts in any manner with the Investors’ rights to cause the Company to register Registrable Securities pursuant to this Section 3.

3.6	Notwithstanding any other provision of this Agreement, the Crystal Shares issued hereunder shall not be sold or traded on any stock exchange prior to the time when such shares are registered, or may be sold pursuant to any exemption from registration, under the Securities Act, to the extent such exemption applies. The Crystal Shares shall not be transferred to, or held by, the nominees company of bank Hapoalim prior to such time.

4.     Representations and Warranties of the Company. The Company hereby represents and warrants to the Investors, as follows:

        4.1   Organization; Corporate Power. The Company is duly organized, validly existing and in good standing under the laws of the State of Israel, and has full corporate power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted. The Memorandum and Articles of Association of the Company as in effect at the Closing are attached hereto as Schedule 4.1 (the “Articles”).

        4.2   Share Capital. The Crystal Shares, when issued and allotted in accordance with this Agreement, will be duly authorized, validly issued, fully paid, nonassessable, and free of any preemptive rights, and will have the rights, preferences, privileges, and restrictions set forth in the Articles, and will be free and clear of any liens, claims, encumbrances or third party rights of any kind and duly registered in the name of each Investor in the Company’s register of shareholders.

        4.3   Financial Statements. The Company has furnished the Investors with its (i) audited, consolidated, United States Dollar-denominated financial statements as of and for the year ended December 31, 2001 (the “Audited Financial Statements”) and (ii) unaudited, reviewed, consolidated, United States Dollar-denominated balance sheet and statement of income, as of and for the three and six month periods ended June 30, 2002, ((i) and (ii) are collectively referred to as the “Crystal Financial Statements” and are attached hereto as Schedule 4.3). The Crystal Financial Statements are true and correct in all material respects, are in accordance with the books and records of the Company and have been prepared in accordance with United States generally accepted accounting principles consistently applied, and fairly and accurately present in all material respects the financial position of the Company as of such dates and the results of its operations for the periods then ended.

        4.4   Authorization; Approvals. The Company has all requisite power and authority to execute and deliver this Agreement and all other agreements and instruments contemplated hereby or which are ancillary hereto and to consummate the transactions and perform its obligations contemplated hereby and thereby. All corporate action on the part of the Company, its shareholders and directors necessary for the authorization, execution, delivery, and performance of all of the Company’s obligations under this Agreement, and the other agreements contemplated hereby or which are ancillary hereto and for the authorization, issuance, and allotment of the Crystal Shares being sold under this Agreement has been (or will be) taken prior to the Closing. This Agreement is, and the other agreements and instruments contemplated hereby or which are ancillary hereto, when executed and delivered by or on behalf of the Company, shall be, duly and validly authorized, executed and delivered by the Company. This Agreement constitutes, and the other agreements and instruments contemplated hereby or which are ancillary hereto, when executed and delivered by or on behalf of the Company, shall constitute, the valid and legally binding obligations of the Company, legally enforceable against the Company in accordance with their respective terms. No consent, approval, order, license, permit, action by, or authorization of or designation, declaration, or filing with any governmental authority on the part of the Company is required that has not been, or will not have been, obtained by the Company prior to the Closing in connection with the valid execution, delivery and performance of this Agreement and the other agreements and instruments contemplated hereby or ancillary hereto or the offer, sale, or issuance of the Crystal Shares, except for approvals to be obtained from the Securities and Exchange Commission with respect to a registration under Section 3.2 above.

        4.5   No Breach. Neither the execution and delivery of this Agreement and the other agreements and instruments contemplated hereby or ancillary hereto nor compliance by the Company with the terms and provisions hereof or thereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of: (i) the Company’s Memorandum of Association or the Articles of Association, or other governing instruments of the Company, (ii) any judgment, order, injunction, decree, or ruling of any court or governmental authority, domestic or foreign, (iii) any agreement, contract, lease, license or commitment to which the Company or any subsidiary is a party or to which it is subject, or (iv) applicable law. Such execution, delivery and compliance will not require the consent or approval of any person, which consent or approval has not heretofore been obtained.

        4.6   Brokers. No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of the Company is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, on account of any action taken by the Company in connection with any of the transactions contemplated under this Agreement. The Company agrees to indemnify and hold the Investors harmless from and against any claim or liability resulting from any party claiming any such commission or fee, if such claims shall be contrary to the foregoing statement.

        4.7   SEC/Nasdaq Compliance. The Company’s annual report on Form 20-F for the one year period ending 2001 and as filed with the U.S. Securities and Exchange Commission (“SEC”) is attached hereto as Schedule 4.7(i) (the “20-F Report”), and all of the press releases issued by the Company after December 31, 2001 through the date hereof are attached hereto as Schedule 4.7(ii) (the “2002 Press Releases”), which the Company represents and warrants consists of all press releases required to be filed with the SEC under applicable laws and regulations since December 31, 2001 through the date hereof. The Company has not received any correspondence from the U.S. Securities and Exchange Commission concerning the 20-F Report. The 20-F Report has been prepared by the Company in accordance with all applicable U.S. securities laws, regulations and rulings.

        4.8   Experience. The Company is an experienced investor and has reviewed and inspected all of the data and information provided to it, upon its request, by the Investors in connection with this Agreement. The Company represents and agrees that the Liraz Shares are purchased only for investment, for its own account, and without any present intention to sell or distribute the Liraz Shares.

        4.9   Full Disclosure. The Company has provided each Investor with all information relating to the Company that such Investor has requested. Neither the Company’s representations made in this Agreement (including the Schedules hereto) nor any certificates made or delivered by the Company in connection herewith contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading, in view of the circumstances in which they were made.

5.     Representations and Warranties of the Investors. Each Investor (except DIC Loans Ltd. solely with respect to Sections 5.7, 5.8 and 5.9 below) hereby represents and warrants, with respect to itself only, to the Company as follows:

        5.1   Good Title. Such Investor owns of record (either directly or by way of holding through a securities custody account owned by such Investor and maintained with a member of the Tel Aviv Stock Exchange) and beneficially, and has good, valid and marketable title to, all of the Liraz Shares to be sold hereunder by such Investor, which, upon the transfer of such Liraz Shares under this Agreement, will be free and clear of any restrictions on transfer, taxes, security interests, liens, pledges, mortgages, charges, encumbrances, options, warrants, purchase rights, contracts, commitments, calls, equities, claims and demands.

        5.2   Authorization; Approvals. Such Investor has all requisite power and authority to execute and deliver this Agreement and all other agreements and instruments contemplated hereby or which are ancillary hereto and to consummate the transactions and perform its obligations contemplated hereby and thereby. All corporate action on the part of the Investor necessary for the authorization, execution, delivery, and performance of all of the Investor’s obligations under this Agreement, and the other agreements contemplated hereby or which are ancillary hereto and for the transfer of the Liraz Shares being sold under this Agreement by such Investor has been (or will be) taken prior to the Closing. This Agreement is, and the other agreements and instruments contemplated hereby or which are ancillary hereto, when executed and delivered by or on behalf of the Investor, shall be, duly and validly authorized, executed and delivered by the Investor. This Agreement constitutes, and the other agreements and instruments contemplated hereby or which are ancillary hereto, when executed and delivered by or on behalf of the Investor, shall constitute, the valid and legally binding obligations of the Investor, legally enforceable against the Investor in accordance with their respective terms. No consent, approval, order, license, permit, action by, or authorization of or designation, declaration, or filing with any governmental authority on the part of the Investor is required that has not been, or will not have been, obtained by the Investor prior to the Closing in connection with the valid execution, delivery and performance of this Agreement and the other agreements and instruments contemplated hereby or ancillary hereto or the offer or sale of the Liraz Shares.

        5.3   No Breach. Neither the execution and delivery of this Agreement and the other agreements and instruments contemplated hereby or ancillary hereto nor compliance by the Investor with the terms and provisions hereof or thereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of: (i) such Investor’s Memorandum of Association or the Articles of Association, or other governing instruments of the Investor, (ii) any judgment, order, injunction, decree, or ruling of any court or governmental authority, domestic or foreign, to which the Investor is a party or to which it is subject, (iii) any agreement, contract, lease, license or commitment to which the Investor is a party or to which it is subject, or (iv) applicable law. Such execution, delivery and compliance will not require the consent or approval of any person, which consent or approval has not heretofore been obtained.

        5.4   Brokers. No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of such Investor is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, on account of any action taken by such Investor in connection with any of the transactions contemplated under this Agreement. Such Investor agrees to indemnify and hold the Company harmless from and against any claim or liability resulting from any party claiming any such commission or fee, if such claims shall be contrary to the foregoing statement.

        5.5   Experience. Such Investor is an experienced investor and has reviewed and inspected all of the data and information provided to it, upon its request, by the Company in connection with this Agreement. Such Investor represents and agrees that the Crystal Shares to be acquired hereunder by such Investor are purchased only for investment, for his or its own account, and without any present intention to sell or distribute such Crystal Shares. The Investor acknowledges that such Crystal Shares are “restricted securities” and the certificates therefor shall bear a restrictive legend as set forth in Section 2.2.1(c) hereof.

        5.6   The Liraz Shares being sold to the Company under this Agreement by such Investor constitutes such Investor’s entire holdings in Liraz, including rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares or securities of Liraz.

        5.7   Financial Statements. The Investors (other than DIC Loans Ltd.) have furnished the Company with Liraz’ (i) audited, consolidated, NIS-denominated financial statements as of and for the year ended December 31, 2001 (the “Audited Financial Statements”) and (ii) unaudited, reviewed, consolidated, NIS-denominated financial statements as of and for the three and six month periods ended June 30, 2002, ((i) and (ii) are collectively referred to as the “Liraz Financial Statements” and are attached hereto as Schedule 3.3). The Liraz Financial Statements are true and correct in all material respects, are in accordance with the books and records of Liraz and have been prepared in accordance with Israeli generally accepted accounting principles consistently applied, and fairly and accurately present in all material respects the financial position of the Liraz as of such dates and the results of its operations for the periods then ended.

        5.8   Securities Law Compliance. Liraz’s annual report for the one year period ending 2001 and as filed with the Israeli Securities Authority is attached hereto as Schedule 5.7 (the “Annual Report”). Liraz has not received any correspondence from the Israeli Securities Authority concerning the Annual Report. The Annual Report has been prepared by Liraz in accordance with all applicable Israeli securities laws, regulations and rulings.

        5.9   Full Disclosure. The Investor has provided the Company with all information relating to Liraz and such Investor that the Company has requested of such Investor. Neither such Investor’s representations as made in this Agreement (including the Schedules hereto) nor any certificates made or delivered by such Investor in connection herewith contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading, in view of the circumstances under which they were made.

6.     Conditions of Closing of the Investors. The obligations of each Investor to purchase the Crystal Shares in exchange for the Liraz Shares, at the Closing, are subject to the fulfillment at or before the Closing of the following conditions precedent, any one or more of which may be waived in whole or in part by the Investors, which waiver shall be at the sole discretion of the Investors:

        6.1   Representations and Warranties. The representations and warranties made by the Company in this Agreement shall have been true and correct when made, and shall be true and correct as of the Closing as if made on the date of the Closing.

        6.2   Covenants. All covenants, agreements, and conditions contained in this Agreement to be performed or complied with by the Company prior to the Closing shall have been performed or complied with by the Company prior to or at the Closing.

        6.3   Consents, etc. The Company shall have secured all permits, consents and authorizations on the part of the Company that shall be necessary or required lawfully to consummate this Agreement and to issue the Crystal Shares to each Investor at the Closing.

        6.4   Delivery of Documents. All of the documents to be delivered by the Company pursuant to Section 2.2.1 shall be in a form and substance satisfactory to the Investors and their counsel, and shall have been delivered to the Investors.

        6.5   Proceedings and Documents. All corporate and other proceedings of the Company in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Investors and their counsel, and the Investors and their counsel shall have received all such counterpart originals or certified or other copies of such documents as the Investors or their counsel may reasonably request.

7.     Conditions of Closing of the Company. The Company’s obligations to sell and issue the Crystal Shares at the Closing are subject to the fulfillment at or before the Closing of the following conditions:

        7.1   Representations and Warranties. The representations and warranties made by each Investor in this Agreement shall have been true and correct when made, and shall be true and correct as of the Closing as if made on the date of the Closing.

        7.2   Covenants. All covenants, agreements, and conditions contained in this Agreement to be performed or complied with by the Investors prior to the Closing shall have been performed or complied with by the Investors prior to or at the Closing.

        7.3   Consents, etc. The Investors shall have secured all permits, consents and authorizations on their part that shall be necessary or required lawfully to consummate this Agreement and to transfer the Liraz Shares to the Company at the Closing.

        7.4   Delivery of Documents. All of the documents to be delivered by the Investors pursuant to Section 2.2.2 shall be in a form and substance satisfactory to the Company and its counsel, and shall have been delivered to the Company.

        7.5   Proceedings and Documents. All corporate and other proceedings of the Investors in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Company and its counsel, and the Company and its counsel shall have received all such counterpart originals or certified or other copies of such documents as the Company or its counsel may reasonably request.

8.     Miscellaneous.

        8.1   The Parties hereto acknowledge that in the event that the resolution described under Section 2.2.1(a) above is not obtained by December 31, 2002, this Agreement shall be considered null and void by no fault or breach of any of the Parties.

        8.2   Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

        8.3   Governing Law; Jurisdiction. This Agreement shall be governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provisions thereof. Any dispute arising under or in relation to this Agreement shall be resolved exclusively in the competent court for Tel Aviv-Jaffa district, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of such court.

        8.4   Successors and Assigns; Assignment. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

        8.5   Entire Agreement; Amendment and Waiver. This Agreement and the Schedules hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of all parties to this Agreement.

        8.6   Notices, etc. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or prepaid air courier, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below:

if to the Investors:	to the addresses set forth in Schedule 1.1

if to the Company	Crystal Systems Solutions Ltd.
8 Maskit St., Herzelia
Facsimile: 09-9536111
ATTN: Iris Yahal, CFO

or such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 8.6 shall be effective (i) if mailed, seven (7) business days after mailing, (ii) if by air courier two (2) business days after delivery to the courier service, (iii) if sent by messenger or via telecopier and received on a business day by 17:00, upon delivery or transmission (and electronic confirmation of receipt, where applicable), and if sent otherwise, on the first business day following the day of delivery by messenger or transmission via telecopier and electronic confirmation of receipt (provided, however, that any notice of change of address shall only be valid upon receipt).

        8.7   Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

        8.8   Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

        8.9   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF the parties have signed this Agreement as of the date first hereinabove set forth.

CRYSTAL SYSTEMS SOLUTIONS LTD.

By: ________________________

Title: ________________________

DIC LOANS LTD.

By: ________________________

Title: ________________________

FORMULA SYSTEMS (1985) LTD.

By: ________________________

Title: ________________________

ARIE KILMAN

By: ________________________

[Signature Page to Share Exchange Agreement]

SCHEDULE 1.1

Investor Name and Address:	Number of Crystal Shares Issued by the Company:	Number of Liraz Shares Transferred by each Investor:
DIC Loans Ltd. Azrieli Center Triangular Tower Tel Aviv Fax: 03-607-5866 Attn: Legal Counsel	510,328	852,247
Arie Kilman Arie Zeev Yizum Asakim Ltd. Azrieli Center Triangular Tower, Floor 42 Tel Aviv Fax:	215,004 410,179 Total:625,183	359,056 685,000 Total: 1,044,056
Formula Systems (1985) Ltd. 39 Hagalim Blvd., Herzelia Fax: 09-9598877 Attn: Legal Counsel	2,343,113	3,912,999
Total	3,478,624	5,809,302

AGREEMENT FOR THE SALE OF SHARES

Drawn and signed in Herzlia on 13 October 2002

Between:	Formula Systems (1985) Ltd.
Public company number 52-003669-0
Of 3, Hagalim Boulevard, Herzlia
("Seller")
of the first part;
And:	Matrix I.T. Ltd.
Public company number 52-003941-3
Of 3, Hagalim Boulevard, Herzlia
("Buyer")
of the second part;

Whereas	Seller is the owner of 3,768,889 Ordinary Shares of NIS 1 n.v. each ("Ordinary Shares") in the issued share capital of New Applicom Ltd. ("Applicom") and is the owner of 12,910,846 Ordinary Shares in the issued share capital of Sintec Advanced Technologies Ltd. ("Sintec"), and is the owner of 8,634,152
Ordinary Shares in the issued share capital of Sivan Training and Systems Ltd. ("Sivan"); and -

Whereas	On 3 October 2002 Seller published three Tender Offers, as follows: (a) a complete Tender Offer (as defined in Section 336 of the Companies Law - 1999 - "Complete Tender Offer") for the Applicom shares;
(b) a Complete Tender Offer for the Sintec shares; (c) a Complete Tender Offer for the Sivan shares;
and -

Whereas	Seller is desirous to sell and to assign to Buyer all Ordinary Shares of Applicom, Sintec and Sivan,
which it shall hold after the closing of the above-mentioned Tender Offers (including, after completing a forced acquisition under Section 337 of the Companies Law, insofar as it is made) (the
"Shares under Sale"), and Buyer is desirous to buy and accept the assignment by Seller of the Shares under Sale, all in accordance with the terms and conditions set forth in this Agreement; and -

Whereas	Buyer and Seller are desirous to anchor the legal relations between them in all matters relating to the sale and acquisition of the Shares under Sale, all in accordance with the terms and conditions set forth in this Agreement;

NOW THERFORE, THE PARTIES DECLARE, STIPULATE AND AGREE AS FOLLOWS:

1.     Preamble and Annexes

1.1	The Preamble to this Agreement and the Annexes hereto form an integral part hereof.

1.2	The division of this Agreement into clauses and the captions appearing herein are for the purpose of convenience only and shall not serve in the construal hereof.

2.     Definitions

In this Agreement, the following terms shall have the meanings set forth beside them:

"Approval" -	Any and all approvals and permits required by law for the
implementation of this Agreement;

"Applicom" -	New Applicom Ltd.;

"Report on the Results of the	A report on the results of the Applicom Tender Offer and/or a
Tender Offer" -	report on the results of the Sintec Tender Offer and/or a
report on the results of the Sivan Tender Offer, as the case may be, to be published by Seller pursuant to Regulation 5(F)
of the Securities Regulations (Tender Offer) 2000;

"Law" -	As defined in the Interpretation Ordinance [New Version];

The "Stock Exchange" -	The Tel Aviv Stock Exchange Ltd.;

The "Arbiter" -	A legal practitioner whose identity shall be determined by
the parties in mutual consent in writing, and in the absence of such consent, by the Chairman of the Bar Association;

The "Financial Statements of the	As defined in clause 3.12 of the Agreement;
Companies under Sale" -

"Notice" -	As defined in clause 7 of the Agreement;

The "Held Companies" -	Any corporation held by the Companies under Sale or any of
their number, directly or indirectly;

The "Companies under Sale" -	Applicom, Sintec and Sivan;

"Sivan's Loans" -	Certain loans extended by Seller to Sivan;

"Seller" -	The Seller, as defined in the Preamble to this Agreement;

The "Shares under Sale" -	The Applicom basic shares, the Sintec basic shares, the Sivan basic shares, the additional Applicom shares, the additional
Sintec shares, and the additional Sivan shares, which shall
form all of Seller's shares in the Companies under Sale on
the Closing Date;

The "Applicom Tender Offer" -	A Complete Tender Offer for the Applicom shares, published by Seller on 3 October 2002;

The "Sivan Tender Offer" -	A Complete Tender Offer for the Sivan shares, published by
Seller on 3 October 2002;

The "Sintec Tender Offer" -	A Complete Tender Offer for the Sintec shares, published by
Seller on 3 October 2002;

"Buyer" -	The Buyer, as defined in the Preamble to this Agreement;

The "Consideration" -	The cumulative sum of the amounts set forth in clauses 6.1.1 to 6.1.6 (inclusive) of the Agreement;

The "Conditions Precedent" -	The conditions precedent set forth in this Agreement;

"Trading Day"	A day on which there is trading on the Tel Aviv Stock
Exchange Ltd.;

"Final Closing Date" -	31 March 2003;

"Closing Date" -	The second Trading Day after the day of delivery of the
Notice, but no later than the Final Closing Date;

The "Additional Applicom Shares" -	All the Ordinary Shares of Applicom to be bought by Seller under or following the Applicom Tender Offer;

The "Applicom Basic Shares" -	3,768,889 Ordinary Shares of Applicom;

The "Additional Sivan Shares" -	All the Ordinary Shares of Sivan to be bought by Seller under or following the Sivan Tender Offer;

The "Sivan Basic Shares" -	8,634,152 Ordinary Shares of Sivan;

The "Additional Sintec Shares" -	All the Ordinary Shares of Sintec to be bought by Seller under or following the Sintec Tender Offer;

The "Sintec Basic Shares" -	12,910,846 Ordinary Shares of Sintec;

"Ordinary Shares"-	Ordinary shares of the nominal value of NIS 1 each;

"Documents of Incorporation"	As defined in clause 3.11 of the Agreement;

"Free and Clear"-	Free and clear of any encumbrance, mortgage, attachment,
debt, blocking arrangement or any right of Third Party,
including option rights or right of first refusal;

"Sivan" -	Sivan Training and Systems Ltd.;

"Sintec" -	Sintec Advanced Technologies Ltd.;

The "Sale Transaction" -	The sale and assignment of the Shares under Sale by Seller to
Buyer, and purchase of the Shares under Sale by Buyer from
Seller, all in accordance with the terms and conditions of
this Agreement;

"Sivan's Guarantees" -	All guarantees extended by Seller in Sivan's favor, copies
whereof are attached as Annex 2A to this Agreement;

"Withheld Guarantee" -	As defined in clause 5.4 of the Agreement;

"Third Party" -	Whoever is not among the Seller and/or Buyer and/or
corporations under their control;

"Material Change" -	An event having a material impact, or which reasonably may
have a material impact, on the assets and/or the results of
operations and/or equity;

"Interim Period" -	The period from the date this Agreement is signed until the
Closing Date;

4

3.     Seller’s Representations and Covenants

        Seller hereby declares and covenants toward Buyer as follows:

3.1	Seller is the owner of the Shares under Sale.

3.2	On the Closing Date the Shares under Sale shall be Free and Clear.

3.3	On the Closing Date the Shares under Sale shall constitute its complete holdings in the Companies under Sale.

3.4	Subject to the fulfillment of all Conditions Precedent, there is no legal or any other prevention from its engagement in this Agreement.

3.5	Its signing this Agreement and the implementation of its provisions, subject to the terms and conditions hereof and fulfillment of all Conditions Precedent, are not contradictory to: (a) any ruling, order, instruction and/or directive of any court, quasi-judiciary entity or administrative authority; (b) any contractual engagement, oral or in writing (including conditional undertaking), whereto Seller is a party; (c) the provisions of any law.

3.6	It has carried the required resolutions for the purpose of its engagement in this Agreement and the implementation hereof, and that pursuant to these resolutions, Dan Goldstein or Gad Goldstein have been empowered to sign this Agreement in its name and on its behalf, as well as any accompanying documents and/or documents required for the purpose of implementation hereof.

3.7	The resolution of the Seller’s Board of Directors approving the engagement in this Agreement and the implementation hereof pursuant to its terms and provisions, and the Board’s approval that all approvals required for Seller’s engagement in this Agreement and the implementation hereof, subject to the fulfillment of all Conditions Precedent, were accepted, are attached as Annex “3.7” to this Agreement.

3.8	On the Closing Date, Seller shall sell the Shares under Sale to the Buyer pursuant to the provisions of this Agreement.

3.9	The Companies under Sale are public companies lawfully established and incorporated pursuant to the laws of the State of Israel, and as at the date of signature of this Agreement, their shares are listed for trade in the Tel Aviv Stock Exchange Ltd.

3.10	Applicom’s authorized share capital is NIS 10,000,000 divided into 10,000,000 Ordinary Shares, of which 6,370,896 Ordinary Shares have been lawfully allotted according to Applicom’s Memorandum and Articles of Association.

Sintec’s registered share capital is NIS 20,000,000 divided into 20,000,000 Ordinary Shares, of which 15,330,309 Ordinary Shares have been lawfully allotted according to Sintec’s Memorandum and Articles of Association.

Sivan’s registered share capital is NIS 20,000,000 divided into 20,000,000 Ordinary Shares, of which 12,929,568 Ordinary Shares have been lawfully allotted according to Sivan’s Memorandum and Articles of Association.

3.11	A copy of the Memorandum of Association of the Companies under Sale, and a copy of their Articles of Association (“Documents of Incorporation”) which have been submitted to Buyer, are identical to the original and valid Documents of Incorporation of the Companies under Sale. No resolution has been carried by the Companies under Sale and no court ruling has been issued that changes, amends or annuls the provisions of the Documents of Incorporation or any part thereof.

3.12	Copies of the periodic reports of the Companies under Sale as at 31 December 2001, and reviewed as at 30 June 2002, (the “Financial Statements of the Companies under Sale”) submitted to Buyer, are complete and identical to the original Financial Statements of the Companies under Sale as at these dates. The Financial Statements of the Companies under Sale properly and lawfully present the position of the Companies under Sale, their equity, their assets and liabilities, and the results of their operations for the periods included therein. To the best of Seller’s knowledge, except as specified in Annex “3.12” to the Agreement, from the date of approval of the Financial Statements of the Companies under Sale as at 30 June 2002 there has been no Material Change for the worse in the financial position of the Companies under Sale.

3.13	Except for the legal proceedings set forth in Annexes “3.13A-C”, the Companies under Sale are not a party to any material legal proceedings.

3.14	Except for Sivan’s Loans as set forth in Annex “3.14” to the Agreement, Seller has not extended any loans to the Companies under Sale or to any of their number, which at the date of signature of this Agreement have not been repaid in full.

3.15	Seller is aware that Buyer has relied on the representations and covenantsgiven by Seller in its decision to engage in this Agreement.

4.    Buyer’s Representations and Covenants

        In executing this Agreement, Buyer hereby declares and covenants toward Seller as follows:

4.1	Subject to the fulfillment of all Conditions Precedent, there is no legal or any other prevention from its engagement in this Agreement.

4.2	Buyer’s signing this Agreement and the implementation of its provisions, subject to its terms and conditions and fulfillment of all Conditions Precedent, are not contradictory to: (a) Buyer’s Memorandum and Articles of Association; (b) any ruling, order, instruction and/or directive of any court, quasi-judiciary entity or administrative authority; (c) any contractual engagement, oral or in writing (including conditional undertaking), whereto Buyer is a party; (c) the provisions of any law.

4.3	Subject to the fulfillment of all Conditions Precedent, no approval, permit, license or any other consent are required for the purpose of acquiring the Shares under Sale by Buyer, and for the purpose of Buyer’s engagement in this Agreement and its implementation hereof.

4.4	Buyer’s Board of Directors has carried all resolutions required for the purpose of its engagement in this Agreement and the implementation hereof, and that in accordance with these resolutions, each of the Buyer’s authorized signatories under the Minutes of its signing rights, attached as Annex “4.4” to this Agreement, has been empowered to sign this Agreement on its behalf, as well as all accompanying documents and/or documents required for the purpose of its implementation.

4.5	The resolution of the Buyer’s Board of Directors approving the engagement in this Agreement and the implementation hereof pursuant to its terms and conditions and provisions, and the Board’s approval that all approvals required for Buyer’s engagement in this Agreement and the implementation hereof, subject to the fulfillment of all Conditions Precedent, were accepted, are attached as Annex “4.5” to this Agreement.

4.6	On the Closing Date, Buyer will buy the Shares under Sale in accordance with the provisions of this Agreement.

5.     The Sale Transaction

5.1	Subject to the fulfillment of all Conditions Precedent, Seller will sell and assign to Buyer, and Buyer will buy and accept the assignment from Seller, of all Shares under Sale, being Free and Clear, all in accordance with the terms and conditions set forth in this Agreement.

5.2	Subject to Seller’s representations and covenants pursuant to the provisions of clause 3 of this Agreement, the Shares under Sale shall be bought by Buyer, in their condition and in the condition of the Companies under Sale and of the Held Companies, “as is”, without the receipt of any further representations or declarations from Seller, from the Companies under Sale, from the Held Companies and/or from any of their number and/or on their behalf, including, but not limited to, with respect to the position of the Companies under Sale and the Held Companies, their business, assets, rights or liabilities, and with respect to any other matter which may be of interest to a reasonable investor, considering the acquisition of the Shares under Sale.

5.2	Subject to Seller’s representations and covenants pursuant to the provisions of clause 3 of this Agreement, the Shares under Sale shall be bought by Buyer, in their condition and in the condition of the Companies under Sale and of the Held Companies, “as is”, without the receipt of any further representations or declarations from Seller, from the Companies under Sale, from the Held Companies and/or from any of their number and/or on their behalf, including, but not limited to, with respect to the position of the Companies under Sale and the Held Companies, their business, assets, rights or liabilities, and with respect to any other matter which may be of interest to a reasonable investor, considering the acquisition of the Shares under Sale.

5.3	On the Closing Date, Seller shall endorse all its rights in Sivan's Loans to Buyer.

5.4	By no later than 60 days after the Closing Date, Seller shall endorse to Buyer all its undertakings pursuant to Sivan’s Guarantees, subject to the receipt of the creditors’ consent to such endorsement, insofar as such consent is required by law and/or agreement. If and to the extent that the creditors’ consent to the endorsement of Sivan’s Guarantees, in whole or in part, is not obtained where such consent is required by law or agreement (“Withheld Guarantee”), Buyer shall extend to Seller a back-to-back guarantee in identical terms and conditions to the Withheld Guarantee, 60 days after the Closing Date.

6.     The Consideration

6.1	In consideration for the Shares under Sale and Seller’s other undertakings pursuant to the provisions of this Agreement, and subject to the fulfillment of all Conditions Precedent, Buyer hereby warrants to pay to the Seller as follows:

6.1.1	In consideration for the Applicom Basic Shares – an amount of NIS 78,244,619.

6.1.2	In consideration for the Sintec Basic Shares – an amount of NIS 49,451,839.

6.1.3	In consideration for the Sivan Basic Shares – an amount of NIS 1,468,456.

6.1.4	In consideration for the Additional Applicom Shares – an amount of NIS 17.5 per
Applicom Ordinary Share, multiplied by the number of Ordinary Shares of Applicom to be bought by Seller in accordance with its notice in the Report on the Results of the Tender
Offer.

6.1.5	In consideration for the Additional Sintec Shares – an amount of NIS 4 per Sintec
Ordinary Share, multiplied by the number of Ordinary Shares of Sintec to be bought by
Seller in accordance with its notice in the Report on the Results of the Tender Offer.

6.1.6	In consideration for the Additional Sivan Shares – an amount of NIS 0.7 per Sivan
Ordinary Share, multiplied by the number of Ordinary Shares of Sivan to be bought by
Seller in accordance with its notice in the Report on the Results of the Tender Offer.

6.2	The consideration shall be paid as follows:

6.2.1	On the Closing Date, Buyer will pay to Seller an amount of NIS 70,000,000 (“
First Payment on Account of the Shares under Sale”);

6.2.2	On the earlier of: (1) the first Trading Day after the date whereon Buyer publishes a notice pursuant to clause 5(F) of the regulations of the Tender Offer, in which it announces that following an alternative Tender Offer published, if published, for the
Applicom shares, it has reached a holding of over 95% of Applicom’s issued share capital; or (2) three months after the Closing Date (“ Date of Effecting the Second
Payment on Account of the Shares under Sale”); Buyer shall pay to Seller the balance of the consideration (“Second Payment on Account of the Shares under Sale”).

6.3	In consideration for Seller’s rights in Sivan’s Loan, Buyer will pay to Seller, ten months after the Closing Date, an amount of NIS 10,000,000 (“First Payment on Account of the Loan”), and eighteen months after the Closing Date, an amount of NIS 10,100,000 (“Second Payment on Account of the Loan”). The aforesaid amounts will be linked to the index known on the Closing Date.

6.4	Seller hereby warrants to use its best endeavors as a shareholder in the Companies under Sale to procure that during the Interim Period the Companies under Sale shall not declare and shall not pay a dividend to their shareholders, shall not offer their shareholders securities by way of rights, shall not distribute bonus shares and shall not execute a consolidation or division of their share capital.

6.5	If, notwithstanding the foregoing, the Companies under Sale or any of their number shall actually pay a dividend to their shareholders, the amount of any dividend actually paid to Seller will be deducted from the amount of the consideration determined for the shares of that Company under Sale as set forth in clause 6.1 above.

7.     Conditions Precedent

        The closing of the Sale Transaction is conditional on the fulfillment of all Conditions Precedent, as set forth below:

7.1	Approval of the Sale Transaction by the General meeting of Buyer’s shareholders, by the majority prescribed in Section 275 of the Companies Law – 1999;

7.2	Approval by the Anti-Trust Commissioner, insofar as such approval is required;

7.3	That on the Closing Date there is no attachment and/or court order and/or directive by law preventing the assignment of the Shares under Sale or any part thereof to Buyer.

Immediately following the signing of this Agreement, Buyer undertakes to use its best endeavors and to do as reasonably required, in order to fulfill all the Conditions Precedent, as early as possible. Immediately after the fulfillment of all the Conditions Precedent for the implementation of this Agreement, Buyer shall inform Seller thereof in writing (the “Notice”).

If all Conditions Precedent have not been fulfilled by the Final Closing Date or if the Sale Transaction has not been completed by the Final Closing Date for any reason, this Agreement shall be null and void, and neither of the parties shall have any right or cause for claim hereunder.

8.     Execution of the Transaction

8.1	On the Closing Date at 10:00 a.m., the parties shall convene at Seller’s offices at 3, Hagalim Boulevard in Herzlia, and shall act to execute all the following simultaneously:
8.1.1	Buyer shall give to Seller a copy of the resolution carried by Buyer's Board of Directors, confirming that it has obtained all approvals required by law for the implementation of this Agreement, in the form attached as Annex “8.1” to this Agreement.

8.1.2	Payment of the First Payment on Account of the Shares under Sale and assignment of the Shares under Sale as determined in clause 6 of this Agreement shall be effected by way of a transaction outside of the Stock Exchange, by transferring the Shares under Sale from Seller’s securities accounts to the securities account notified by Buyer to Seller in writing, in consideration for Buyer depositing the First Payment on Account of the Shares under Sale in the bank account notified by Seller to Buyer in writing.

8.1.3	Seller shall endorse to Buyer all its rights in Sivan’s Loan according to the deed of endorsement, in the form attached as Annex “8.1.3” to the Agreement.

8.2	All actions carried out on the Closing Date shall be deemed to have been executed concurrently. No single action shall be deemed to have been completed, and no single document shall be deemed to have been delivered, until all actions on this occasion have been completed and all documents delivered.

8.3	On the date for effecting the Second Payment on Account of the Shares under Sale, Buyer shall deposit the Second Payment on Account of the Shares under Sale in the bank account specified by Seller to Buyer in writing.

8.4	After 60 days have elapsed from the Closing Date, Buyer shall extend to Seller guarantees in respect of the Withheld Guarantees, as set forth in clause 5.4 of the Agreement.

8.5	On the first business day after ten (10) months have elapsed from the Closing Date, Buyer shall deposit the First Payment on Account of the Loan, plus linkage differentials as specified in clause 6.3 of the Agreement, in the bank account specified by Seller to Buyer in writing.

8.6	On the first business day after eighteen (18) months have elapsed from the Closing Date, Buyer shall deposit the Second Payment on Account of the Loan, plus linkage differentials as specified in clause 6.3 of the Agreement, in the bank account specified by Seller to Buyer in writing.

9.     Instructions relating to the Interim Period

Subject to the provisions of any law, during the Interim Period Seller shall vote at general meetings of the Companies under Sale that are convened, insofar as they are convened, against the approval of any Irregular Transaction, as the term is defined in the Companies Law – 1999.

10.     Rights attached to the Shares under Sale

From the date the Shares under Sale are assigned by Seller to Buyer in accordance with the provisions of clause 8 of this Agreement, Buyer shall be entitled to all rights attaching to the Shares under Sale, including the right to receive any and all dividends actually paid by the Companies under Sale, in respect of the Shares under Sale as of the Closing Date.

11.    Indemnification

Seller shall indemnify Buyer immediately upon Buyer’s first demand in writing in the case where the Companies under Sale or any of their number shall amend, retroactively, their Financial Statements as at 30 June 2002, in such manner that leads to a decrease in the total tangible assets after the deduction of liabilities (the “Amount of the Decrease (Net)”) of the Companies under Sale or any of their number. The amount of the indemnification shall be equal to the Amount of the Decrease (Net), multiplied by the percentage that the Basic Shares form of the issued capital of that Company under Sale, at the date of signature of the purchase agreement, but not more than the consideration received by Seller for the Basic Shares of that Company under Sale.

12.      Taxes and Expenses

12.1	Seller shall bear the payment of any and all taxes or levies or compulsory payments, if and to the extent that they apply to it by law as seller of the Shares under Sale.

12.2	Buyer shall bear the payment of any and all taxes or levies or compulsory payments, if and to the extent that they apply to it by law as buyer of the Shares under Sale.

12.3	If and to the extent that the obligation to pay stamp duty applies, the parties shall bear this obligation in equal portions.

12.4	Each party shall bear its expenses, including the fees of its legal counsel in respect of the preparation and implementation of this Agreement.

13.     Reports, Confidentiality

13.1	Subject to the provisions of par. 13.2 below, the parties to this Agreement agree not to make public and/or disclose information to any Third Party with respect to this Agreement, without the prior written consent of the other party to the manner and content of such publication.

13.2	The parties shall submit to the Stock Exchange, the Securities Authority and the Registrar of Companies all reports required by law with respect to the execution and implementation of this Agreement, as required by law, in prior coordination with the other party hereto.

13.3	The parties shall use confidential information which they have received in connection with this Agreement only and solely for the purpose of fulfilling their undertakings pursuant to the Agreement, and shall refrain from transferring confidential information to any Third Party in any manner whatsoever. If the transaction shall not be executed, each party to the Agreement shall return to the other such confidential information that had reached its possession in connection with this Agreement, if and to the extent such confidential information had reached its possession. “Confidential Information” – all information relating to the parties to this Agreement or to the Companies under Sale, except for: (a) information that was known or had become known to the public, other than due to breach of this Agreement by a party hereto; (b) information which was independently obtained, without the help of the other parties to this Agreement; (c) information which disclosure was required by law.

13.4	The undertaking pursuant to this clause 13 is not limited in time.

14.     Arbitration

14.1	In any case of dispute or difference of opinion between the parties in any matter relating to the execution, validity, breach, implementation or interpretation of this Agreement, they shall be submitted for decision by an Arbiter.

14.2	The Arbiter shall have the right to issue interim injunctions and other provisional aids that a court is empowered to issue, and shall be subject to the substantive law, but not to the rules of evidence and legal procedures.

14.3	The provisions of this clause shall be deemed to be an arbitration agreement between the parties, and the provisions of the Supplement to the Arbitration Law – 1968 shall apply to the arbitration proceedings and to the Arbiter.

15.      Jurisdiction

Subject to the provisions of clause 14 of this Agreement with respect to arbitration, jurisdiction in all matters relating to this Agreement or arising herefrom is granted to the competent courts in the city of Tel Aviv-Jaffa, and to them alone.

16.      Miscellaneous

16.1	The parties will cooperate and will submit to each other any and all documents, information and data necessary for the preparation of reports and publications, required by virtue of the provisions of any law, directives of the Securities Authority, the Registrar of Companies and the Stock Exchange. Each party shall be responsible to the other for the information or documents it supplies.

16.2	This Agreement expresses the full and comprehensive agreement between the parties with respect to the subjects and matters discussed herein, and replaces and annuls any and all representations, contracts, negotiations, practices, memoranda, proposals, summaries of discussions, letters of intent and/or undertaking, and any other document that were in effect or exchanged by and between the parties (in writing or oral) on the aforesaid subjects and matters between the parties prior to the signing of this Agreement.

16.3	Where a party shall fail to enforce or shall enforce belatedly any of the rights conferred upon it under this Agreement and/or by law, in a specific case or series of cases, this shall not be deemed to be a waiver of such right or any other rights.

16.4	The rights and undertakings of the parties pursuant to the provisions of this Agreement may not be endorsed, assigned or encumbered without the other party’s consent, in advance and in writing, subject to each of the parties to this Agreement being entitled to assign all its rights and undertakings under this Agreement to a company under its complete control (“Assignor” and “Assignee”, respectively), subject to the Assignee undertaking all the Assignor’s obligations under this Agreement. In any such case, the Assignor shall personally guarantee and shall be liable for the execution of the Assignee’s undertakings assigned to it as aforesaid, to the extent that they are so assigned.

16.5	This Agreement may be amended or modified at any and all times, by means of a written document signed by all parties hereto. Each of the parties to this Agreement is entitled to waive a condition, undertaking, representation or stipulation of this Agreement by means of a written document signed by the party waiving fulfillment thereof.

16.6	Notices with respect to this Agreement shall be sent by registered mail or delivered by hand according to the addresses of the parties set forth in the Preamble hereto (or any other address of which appropriate notice in writing is given), and any such notice shall be deemed to have been delivered to the addressee at the earlier of the following: upon its actual delivery (or service upon the addressee in the case of refusal to accept it), or after three (3) business days have elapsed from the date whereon it was handed in to be sent by registered mail, except for a notice regarding a change of address, which shall be deemed to have been delivered only upon its actual delivery to the addressee.

16.7	Annexes not attached to this Agreement upon the signing hereof shall be completed by the Closing Date.

IN WITNESS WHEREOF WE HAVE SIGNED:

Seller:	Buyer:
By: Dan Goldstein	By: Motti Gutman and Moshe Atias

Exhibit 8

List of Subsidiaries

Name of Subsidiary	Country of Incorporation

Matrix IT Ltd.	Israel

Magic Software Enterprises Ltd.	Israel

Crystal Systems Solutions Ltd.	Israel

Sapiens International Corporation N.V.	Netherlands Antilles Islands

nextSource Inc.	United States

Exhibit 10.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Formula Systems (1985) Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dan Goldstein, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)          The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)          The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 30, 2003

/s/ Dan Goldstein

Dan Goldstein
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Formula Systems (1985) Ltd. and will be retained by Formula Systems (1985) Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 10.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Formula Systems (1985) Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Naamit Salomon, Vice President, Finance of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)          The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)          The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 30, 2003

/s/ Naamit Salomon

Naamit Salomon
Vice President, Finance

A signed original of this written statement required by Section 906 has been provided to Formula Systems (1985) Ltd. and will be retained by Formula Systems (1985) Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.