Form 20-F
period 2003-12-31
FORMULA SYSTEMS \1985\ LTD
filed 2004-06-30
CIK 1045986

FORM 20-F
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934;

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003;

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ___________

Commission File Number: 0-29442

FORMULA SYSTEMS (1985) LTD.
(Exact name of registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

3 Abba Eban Boulevard, Herzlia 46725, Israel
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

As of December 31, 2003, the registrant had 10,800,000 outstanding ordinary shares, NIS 1 par value, of which 575,327_were represented by American depositary shares as of such date.

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

Item 17 ☐   Item 18 ☒

P A R T I
===========

          Some of the statements in this annual report, including those in the Risk Factors, Operating and Financial Review and Prospects and Business Overview sections, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, strategies, expectations, intentions, future financial performance and other statements that are not historical facts. We use words like “anticipates”, “believes”, “expects”, “future” “intends”, and similar expressions to mean that the statement is forward-looking. You should not unduly rely on these forward-looking statements, which apply only as of the date of this annual report. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Risk Factors.

          Beginning with the fiscal year ended December 31, 2002, we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, commonly referred to as U.S. GAAP.  Prior to 2002, we prepared our consolidated financial statements in accordance with accounting principles generally accepted in Israel, referred to as Israeli GAAP. Israeli GAAP and U.S. GAAP vary in certain respects. As a result, we have restated certain figures in our financial statements relating to prior periods. In accordance with U.S GAAP, we use the United States dollar as our reporting currency. Prior to 2002, we presented our consolidated financial statements in New Israeli Shekels, or NIS, that have been adjusted to reflect changes in the Israeli consumer price index, referred to as the Israeli CPI.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.     Selected Financial Data

               The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated.  We derive the consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003, and the balance sheet data as at December 31, 2002 and 2003 from our consolidated financial statements included elsewhere in this annual report.  Our consolidated financial statements have been audited by Ziv Haft certified public accountants (Isr.) BDO member firm. The consolidated income statement data for the years ended December 31, 1999 and 2000  and the consolidated balance sheet data for the years ended December 31, 1999, 2000 and 2001 is derived from our audited financial statements not included in this annual report. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,

	2003	2002	2001	2000	1999

	$
	(In thousands, except per share data)
Consolidated Statement of Operations Data:

Revenues	$366,830	$283,310	$387,682	$402,469	$334,078
Cost of revenues	230,500	186,908	261,346	239,506	196,479

Gross profit	136,330	96,402	126,336	162,963	137,599
Research and development costs, net	17,368	15,967	21,287	20,465	12,924
Selling, general and administrative expenses	107,103	85,292	151,345	142,006	93,345
Restructuring and non-recurring costs	--	1,829	10,998	2,444	--

Operating income (loss)	11,859	(6,686)	(57,294)	(1,952)	31,330
Financial income (expenses), net	(3,676)	3,605	2,680	8,467	5,813
Gain on realization of shareholdings,net	2,756	4,668	773	66,651	59,816
Other expenses, net	90	2,100	36,719	315	9,553

Income (loss) before taxes on income	10,849	(513)	(90,560)	72,851	87,406
Taxes on income	2,540	2,014	6,239	13,131	19,985
Equity in losses of affiliated companies, net	(1,071)	(2,327)	(9,926)	(5,633)	(1,738)
Minority interest in losses (profit), net	(4,118)	2,448	46,864	(16,108)	(21,034)

Net income (loss)	3,120	(2,406)	(59,861)	37,979	44,649
Earnings (loss) per share:
Basic earnings (loss)	0.29	(0.24)	(6.42)	4.07	4.82
Diluted earnings (loss)	0.24	(0.24)	(6.42)	4.06	4.79

Weighted average number of shares outstanding:
Basic	10,037	10,171	9,325	9,322	9,272
Diluted	10,285	10,171	9,325	9,363	9,325

	As of December 31,
	2003	2002	2001	2000	1999

	$
	(In thousands)
Consolidated Balance Sheet Data:
Total assets	528,915	467,245	454,544	551,901	446,760
Total liabilities	284,660	241,766	192,532	158,259	146,613
Shareholders’ equity	176,004	153,349	166,421	229,672	178,222

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

          Our quarterly and annual revenues, gross profits and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations:

•	acquisitions and dispositions of companies and consolidation of our subsidiaries;

•	the size, time and recognition of revenue from significant contracts;

•	timing of product releases;

•	timing of contracts;

•	timing of completion of specified milestones and delays in implementation;

•	changes in the proportion of service and license revenues;

•	price and product competition;

•	increases in selling and marketing expenses, as well as other operating expenses;

•	adverse economic conditions and currency fluctuations;

•	the global business slow-down and the decline in capital spending in the information technology sector; and

•	consolidation of our customers.

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

Capital spending on information technology, or IT, solutions has declined significantly. This global trend affected our operating results. If IT spending continues to slow down, our business might be seriously harmed.

          We have been affected by global economic changes, in particular the sharp decline in capital spending in the information technology sector and the IT business slow-down in North America and Europe, as well as in Israel.  Uncertainties in the North American, European and Israeli markets have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitments. These changes in purchasing patterns in the IT industry directly affect our operating results. Our revenues decreased from $402.5 million in 2000 to $387.7 million in 2001 and to $283.3 million in 2002. In 2003, as a result of a slight recovery of the market, and the impact of the consolidation of the results of operations of Sapiens International Corporation N.V., this trend changed, and our revenues increased to $366.8 million. However, due to the IT business slow-down, we cannot assure you that we will be able to continue increasing our revenues or keep our revenues at the same level as in 2003.

If Formula Vision fails to repay its debt to us under the debentures, our business, financial condition and results of operations would be materially adversely affected.

          One of our major assets is comprised of debentures issued to us by Formula Vision Technologies (F.V.T.) Ltd., or Formula Vision, in December 2001 and March 2002, in connection with the sale of private companies held by us to Formula Vision. In January 2004, we  exchanged a portion of the debentures for 59.4% of Formula Vision’s outstanding share capital. Following the exchange of a portion of the debentures, the aggregate amount of the debentures is $43.2 million. We evaluate, periodically, the quality of the indebtedness, the financial strength of Formula Vision and its ability to meet the repayment schedule of the loan. However, in the event that Formula Vision fails to repay the loan under the terms of the debentures, our business, financial condition and results of operations would be materially adversely affected.

Our success depends upon the development and maintenance of strategic alliances.

          We established relationships with strategic partners to provide international marketing presence and name recognition, as well as the resources necessary to implement many of our IT services. We are dependent upon our strategic partners for the marketing and selling of certain of our proprietary software solutions. Recently, due to the IT business slow-down, we have encountered difficulties in entering into new partnerships. If we cannot maintain our existing relationships with these partners or if we fail to establish effective, long-term relationships with additional partners, or if our partners enter into relationships with our competitors, our ability to market our proprietary software solutions in international markets may be limited. If this happens, our growth, if any, might be delayed or slowed-down. As a result our business, financial condition, and results of operations could be seriously harmed.

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

Any future acquisitions of companies or technologies may distract our management and disrupt our business.

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

          Our business strategy involves raising capital for our subsidiaries through public or private offerings. Our ability to raise capital for our subsidiaries depends upon market and other conditions which are beyond our control. If we fail to raise capital for our subsidiaries, it may hinder their growth. We may therefore be required to seek alternative capital raising methods, including borrowing money on terms which are not favorable to us. In the past, due to difficulties we encountered in raising capital for our subsidiaries, we were required to borrow monies from banks. Difficulties in raising capital on favorable terms, may materially and adversely affect our business, operating results and financial condition.

The terms of our credit facilities contain a number of restrictive covenants which, if breached, could result in acceleration of our obligation to repay our debt.

          Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt and sell or acquire assets.  Our loan agreements also contain various covenants which require us to maintain certain financial ratios related to shareholders’ equity and operating results that are customary for companies of comparable size.  These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us or to our shareholders.

          Some of our assets, consisting of approximately 50% of outstanding share capital of our subsidiaries, Matrix IT Ltd. and BluePhoenix Solutions Ltd., are pledged to banks. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell these holdings to satisfy the debt.

Marketing our products and services in international markets may require increased expenses and greater exposure to risks that we may not be able to successfully address.

          We intend to continue to focus our efforts on selling proprietary software solutions in international markets. We expect to continue devoting significant resources to these efforts. If we are unable to continue achieving market acceptance for our solutions or otherwise continue to successfully penetrate international markets, our business will be harmed. In 2002 and 2003, we received approximately 45% and 53% of our total revenues from customers located outside of Israel. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including:

•	changing product and service requirements in response to the formation of economic and marketing unions, including the European Union;

•	economic or political changes in international markets;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	unexpected changes in regulatory requirements;

•	difficulties and costs of staffing and managing foreign operations;

•	the uncertainty of protection for intellectual property rights in some countries;

•	multiple and possibly overlapping tax structures; and

•	currency and exchange rate fluctuations.

If we fail to address the strain on our resources caused by changes in our company, we will be unable to effectively manage our business.

          Our business has grown in complexity over the past few years. The growth of our business, as well as the corporate organizational changes, have placed and will continue to place a strain on our personnel and resources. Our ability to manage any future changes or growth, depends on our ability to continue to implement and improve our operational, financial and management information control and reporting systems on a timely basis and to expand, train, motivate and manage our work force. If we cannot respond effectively to changing business conditions, our business, financial condition and results of operations could be materially adversely affected.

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

If we fail to estimate accurately the costs of fixed-price contracts, we may incur losses.

          We derive a portion of our revenues from engagements on a fixed-price basis. We price these commitments upon estimates of future costs. We bear the risk of faulty estimates and cost overruns in connection with these commitments. Our failure to accurately estimate the resources required for a fixed-price project, to accurately anticipate potential wage increases, or to complete our contractual obligations in a manner consistent with the project plan could materially adversely affect our business, operating results, and financial condition. In addition, we may agree to a price before the design specifications are finalized, which could result in a fixed price that is too low, resulting in lower margins or losses to us.

If our tools or solutions do not function efficiently, we may incur additional expenses.

          In the course of providing our software solutions, we conduct testing to detect the existence of failures, errors and bugs. In addition, we have instituted a quality assurance procedure for correcting errors and bugs in our tools. The amount of failures, errors and bugs detected to date, and the cost of correcting them, have not been significant. However, if our solutions fail to function efficiently or if errors or bugs are detected in our tools, we might incur significant expenditures in an attempt to remedy the problem. The consequences of failures, errors, and bugs could have a material adverse effect on our business, operating results, and financial condition.

If we fail to satisfy our customers’ expectations regarding our solutions, our contracts may be cancelled and we may be the subject of damages claims.

          In the event that we fail to satisfy our customers’ expectations from the results of the implementation of our solutions, or if we fail to timely deliver our solutions to our customers, these customers may suffer damages. When this occurs, customers can cancel our contracts. Any cancellation of a contract could cause us to suffer damages, since we might not be paid for costs that we incurred in performing services prior to the date of cancellation. In addition, from time to time we may be subject to claims as a result of not delivering our products on time or in a satisfactory manner. Such claims may lead to material damages.

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

          Some of the products and services we provide involve key aspects of clients’ information systems.  These systems are frequently critical to our clients’ operations. As a result, our clients have a greater sensitivity to failures in these systems than do clients of other software products generally. We have never been the subject of a material damages claim related to our products and services. However, if a client’s system fails during or following the provision of products or services by us, or if we fail to provide customers with proper support for our software products, we are exposed to the risk of a claim for substantial damages being filed against us, regardless of our responsibility for the failure.  When possible, we limit our liability under our product and service contracts. We cannot guarantee that these limitations of liability, if any, would be sufficient to protect us against legal claims. We maintain general liability and professional liability insurance coverage. However, we cannot assure you that our insurance coverage will be sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. If we lose one or more, large claims against us that exceed available insurance coverage, our business, operating results and financial condition may be materially adversely affected. In addition, the filing of legal claims against us in connection with contract liability may cause us negative publicity and damage to our reputation.

If third parties assert claims of infringement against us, we may suffer substantial costs and diversion of management’s attention.

          Substantial litigation over intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlap. We believe that many industry participants have filed or intend to file patent and trademark applications covering aspects of their technology. Although our products and services have never been the subject of an infringement proceeding, we cannot predict whether third parties will assert claims of infringement against us. Any claims, with or without merit, could:

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

          Dan Goldstein, our chairman of the board, and his brother, Gad Goldstein, our president and a member of our board, own, in the aggregate, 21.5% of our outstanding ordinary shares.  As a result, Dan Goldstein and Gad Goldstein are able to influence significantly the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This share ownership may have the effect of delaying or preventing a change in control. In addition, potential conflicts of interest may arise in the event that we enter into agreements or transactions with these persons. Although Israeli law imposes certain procedures (including shareholder approval) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable. See “Item 7.B. Related Party Transactions— Transactions between Formula and Formula Vision.”

The market price of our ordinary shares and American Depositary Shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all.

          The stock market in general has experienced during recent years extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our ordinary shares and American Depositary Shares, or ADSs. During 2002, for example, the market price of our ADSs fluctuated between $8.16 and $16.92, and in 2003, the market price of our ADSs fluctuated between $6.71 and $18.05. The market price of the ordinary shares and the ADSs may fluctuate substantially due to a variety of factors, including:

•	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	public announcements concerning us or our competitors;

•	results of integrating investments and acquisitions;

•	the introduction or market acceptance of new service offerings by us or our competitors;

•	changes in product pricing policies by us or our competitors;

•	changes in security analysts’ financial estimates;

•	changes in accounting principles;

•	sales of our shares by existing shareholders; and

•	the loss of any of our key personnel.

          In addition, economic, political and market conditions and military conflicts and in particular, those specifically related to the State of Israel, may affect the market price of our shares.

We may be adversely affected if the market prices of our publicly traded subsidiaries decrease.

          A significant portion of our assets is comprised of equity securities of publicly and non-publicly traded companies. Our publicly traded subsidiaries are BluePhoenix Solutions Ltd. (formerly known as Crystal Systems Solutions Ltd.),  Magic Software Enterprises Ltd., Matrix IT Ltd., Sapiens International Corporation N.V. and Formula Vision. The stock prices of these publicly traded companies have been extremely volatile, and have experienced fluctuations due to market conditions and other factors which are beyond our control. Fluctuations in the market price and valuations of our holdings in these companies may affect the value of our assets.  In addition, the stock prices of many technology companies fluctuate significantly for reasons that may be unrelated to operating results. If the value of our assets decreases significantly as a result of the above, our business, operating results and financial condition, may be materially and adversely affected.

Future sales of our shares in the public market or issuances of additional securities could cause the market price for our ordinary shares and ADSs to fall.

          As of June 24, 2004, we had 10,800,000 ordinary shares outstanding, of which 462,036 were represented by ADSs. Of the 10,800,000 shares outstanding, 2,332,263 shares are held by affiliates. In addition, we have reserved 64,500 ordinary shares for issuance under our option plans.  We intend to register for resale these reserved ordinary shares upon issuance. If a large number of our ordinary shares held by affiliates are sold in a short period, the price of our ordinary shares would likely decrease.

We do not intend to pay dividends.

          In August 2001, Formula distributed to its shareholders a dividend in kind of Formula Vision’s (formerly known as Mashov Computers Ltd.) shares held by Formula, which was distributed in the form of cash to holders of our ADSs. Other than this distribution, Formula has never declared or paid cash dividends on its ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future. However, in certain circumstances, we might consider a distribution of dividends in the future.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Although we do not believe that we were a passive foreign investment company for U.S. federal income tax purposes during 2003, we cannot assure you that we will not be treated as a passive foreign investment company in 2004 or in future years. We would be a passive foreign investment company if 75% or more of our gross income in a taxable year is passive income. We would also be a passive foreign investment company if at least 50% of our assets in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of you will be subject to adverse tax consequences, including having gain realized on the sale of our ordinary shares or ADSs be treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sale proceeds.  A decline in the value of our ordinary shares or ADSs may result in our being a PFIC.  United States shareholders should consult with their own tax advisors with respect to the United States tax consequences of investing in our ordinary shares.

          For a discussion of how we might be characterized as a PFIC and related tax consequences, see “Item 7. Taxation--United States Federal Income Tax Considerations.”

Our operating profit may decrease if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the dollar or against the euro.

          Most of our revenues from sale of our products and services are in dollars and euros or are linked to the dollar or the euro, while a substantial portion of our expenses, principally salaries and related personnel expenses, are in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or the euro or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar or euro cost of our operations and decreasing our operating profit. In recent years, the rate of devaluation of the NIS against the dollar, as well as the rate of devaluation of the NIS against the euro, have exceeded the rate of inflation, a reversal from prior years. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar or against the euro. If the dollar or euro cost of our operations in Israel increases, our operating profit will be adversely affected. To date, we have not engaged in significant hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar and the euro against the NIS. However, we cannot assure you that these measures will adequately protect us from adverse effects arising from the impact of inflation in Israel.

Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

          Our headquarters and principal research and development facilities are located in Israel.  Although we generate approximately 53% of our revenues from international markets, we are, nonetheless, directly influenced by the political, economic and military conditions affecting Israel. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, all nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

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

ITEM 4. INFORMATION ON THE COMPANY

A.      History and Development of the Company

          We were incorporated in Israel on April 2, 1985. We maintain our principal executive offices at 3 Abba Eban Boulevard, Herzlia 46725, Israel and our telephone number is 011-972-9-959-8800. Our agent in the United States is Corporation Service Company and its address is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. In 1991, we completed our initial public offering of ordinary shares on the Tel Aviv Stock Exchange, or the TASE.  In October 1997, we completed the listing of our ADSs on the Nasdaq National Market.

          Since our inception, we have acquired controlling interest and have invested in companies which are engaged in the IT solutions and services business. We, together with our subsidiaries and affiliates, are known as the Formula Group.

          We have adopted a strategy of seeking opportunities to realize gains through the selective sale of investments and minority interest in our subsidiaries and affiliates to outside investors. We believe that this strategy provides us with capital to support the growth of our subsidiaries, as well as increasing shareholder value. We expect to continue to develop and enhance the products, services and solutions of our subsidiaries, and to continue to pursue additional acquisitions of, or investments in, companies that provide IT services and proprietary software solutions.

Capital Expenditures and Divestitures

          Certain of our investment and financing activities are described below. For additional information relating to our investment and financing activities during 2002 and 2003, see “Item 5.B. Liquidity and Capital Resources.”

          In March 2001, we completed a $10 million investment in convertible preferred shares of Sapiens International Corporation N.V., or Sapiens, a publicly held company traded on the Nasdaq National Market, representing approximately 24% of the outstanding share capital of Sapiens on an as converted basis. Under the agreement with Sapiens, we were also granted an option to invest up to an additional $10 million on the same terms as our initial investment, subject to certain adjustments. In December 2002, we exercised the option and invested $10 million in Sapiens in exchange for a discount conversion price of $0.83 per common share. As part of the transaction, we converted all of our preferred shares into common shares at the discount price. Since 2002, we purchased an additional 916,217 shares of Sapiens in the open market for aggregate consideration of $3.4 million. As a result, we currently hold 50.2% of Sapiens’ outstanding share capital.

          In September 2001, we purchased 37.3% of the outstanding share capital of Liraz Systems Ltd., or Liraz, an international software and services company publicly traded on the TASE. The aggregate consideration we paid for this transaction was $5.6 million. In October 2001, we published a special public tender offer pursuant to which we purchased an additional 6.0% of the outstanding share capital of Liraz for aggregate consideration of $589,000. During 2002, we purchased 514,832 shares of Liraz in the open market. Following these transactions, we held 57.9% of Liraz’s outstanding share capital. In November 2002, we sold to BluePhoenix Solutions Ltd., or BluePhoenix, in a share exchange transaction, our entire shareholdings in Liraz. For more information about this share exchange transaction, see “Restructuring of Our Corporate Structure—Sale of Liraz Shares to BluePhoenix” below.

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

          In September 1999, an extraordinary general meeting of Formula’s shareholders approved the issuance to Shandol Ltd., a subsidiary of Formula at that date, of options to purchase 1 million ordinary shares, in order to ensure the availability of ordinary shares, if the above exchange options are exercised. For information regarding the terms of the options, see “Item 6.E. Share Ownership.”

          In August 2000, an extraordinary general meeting of Formula’s shareholders approved the grant of additional options to Shandol to purchase 500,000 ordinary shares, to ensure the availibility of ordinary shares for different purposes while conducting various transactions, including the availability of ordinary shares, if the above exchange options are exercised. In December 2003, Shandol exercised these options to purchase 500,000 ordinary shares. The shares purchased upon exercise of the options were sold by Shandol in transactions on the TASE.

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

          In connection with the exercise of the option by Shamrock, we agreed to extend until October 2006, the term of the put option with respect to the securities held by Shamrock in ESI – Expert Systems Industries Ltd., or ESI, and in ESI’s subsidiaries. In addition, we agreed to extend the put option to securities held by Shamrock in additional Formula Vision’s protfolio companies. It was agreed that Shamrock’s put option, if exercised, shall be exercised for cash. We also agreed to extend until December 2005, the term of the option granted to FIMI and IDB to exchange the securities held by them in Transtech Control Ltd., or Transtech, for Formula’s ordinary shares. The options granted to Shamrock, FIMI and IDB with respect to Sintec’s shares were replaced in November 2002 by options relating to Matrix’ shares, as described under “Restructuring of Our Corporate Structure - Sale of New Applicom, Sintec and Sivan to Matrix,” below.

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

Restructuring of Our Corporate Structure

          In 1999, we commenced a restructuring process, which continued through 2003, to simplify our corporate structure and business environment by combining some smaller subsidiaries to create a smaller number of larger subsidiaries with greater operating efficiencies.  As part of the restructuring process, we took the following steps:

          In November 2000, we completed a public tender offer of the ordinary shares of ForSoft Ltd., or ForSoft, pursuant to which we purchased all of the ordinary shares of ForSoft held by the public for an aggregate of $38.0 million. Following the completion of the tender offer, ForSoft’s shares ceased to be traded on the Nasdaq National Market.

          In December 2000 and July 2001, we acquired convertible notes of Thoughtbubble Productions Inc. for aggregate consideration of $4.35 million. In December 2001, we transferred to New Applicom Ltd., or New Applicom, our rights under the convertible notes of Thoughtbubble.

          In January 2001, we completed a public tender offer to purchase the ordinary shares of Formula Vision held by the public. The aggregate consideration we paid for the tendered shares was $11.6 million. Following this tender offer we increased our holdings in Formula Vision to 74.5% of Formula Vision’s outstanding share capital.

          In January 2001, Formula Vision completed a purchase of 84.6% of the outstanding share capital of Sivan Training and Systems Ltd. (formerly Makor Haformaika Ltd.), or Sivan, then a publicly-traded company, for aggregate consideration of $13.6 million. As part of this transaction, Formula Vision sold its entire share ownership in Mentortech Inc., representing approximately 99.5% of the share capital of Mentortech, to Sivan, for aggregate consideration of $12 million.

          In March 2001, Formula Vision distributed to its shareholders a dividend in kind of its major assets, consisting of securities of Magic Software Enterprises Ltd., or Magic, and Sivan. As a result, we received 6,700,315 ordinary shares of Magic, representing a 22.7% interest in Magic, and 8,144,604 ordinary shares of Sivan, representing a 63.0% interest in Sivan.

          During May until July 2001, we purchased from ForSoft and from one of its subsidiaries their entire interest in several providers of software solutions for niche markets, Forsoft Export (1999) Ltd., nextSource Inc., Formula Retail Solutions Ltd., F.T.S. Formula Telecom Solutions Ltd., F.I.S. Software Ltd. and N.I.P. Nikuv International Projects Ltd. We paid an aggregate of $18.3 million for these acquisitions.

          In July 2001, Formula announced a distribution of a dividend in kind to its shareholders, consisting of Formula Vision’s shares held by Formula, and representing approximately 72% of the outstanding share capital of Formula Vision. The distribution of Formula Vision’s shares was completed in August 2001.

          Transactions with Formula Vision. In July 2001, Formula granted to Formula Vision an option to purchase our interests in certain privately-held companies that develop products and services aimed primarily for sale in international markets. The spin-off of Formula Vision’s shares and the grant of the option were aimed to simplify the corporate structure of the Formula Group and to enable Formula’s shareholders to separately hold interests in publicly-traded companies through the holding of Formula shares, and in smaller, privately-held companies, through the holding of Formula Vision’s shares.

          In November 2001, Formula Vision exercised the option granted by Formula in July 2001, to acquire the entire interest held by us in privately held companies. Under this transaction, we transferred to Formula Vision our entire interest, including related obligations, in the following companies: 51.0% interest in F.I.S. Software Ltd., 78.0% interest in Formula Retail Solutions Ltd., 50.1% interest in F.T.S. – Formula Telecom Solutions Ltd., 72.0% interest in N.I.P. Nikuv International Projects Ltd., 36.0% interest in Enformia Software Ltd., 1.0% interest in Babylon Ltd., 0.85% interest in Demantra Ltd., 100.0% interest in Forsoft Export (1999) Ltd., 80.3% interest in Airport Systems Technologies Ltd., 68.0% interest in Transtech Control Ltd., 50.0% interest in ESI, 34.0% interest in GeoSim Systems Ltd., 100.0% interest in Shandol, our interest in the first and second venture capital funds, Formula Ventures and our 100.0% interest in the funds’ management company, Formula Ventures Ltd. The aggregate consideration paid by Formula Vision was $58.9 million, reflecting the book value of the transferred companies as of June 30, 2001, plus amounts invested by Formula prior to the closing of the transaction.

          Under the agreement with Formula Vision, Formula Vision issued to us, in December 2001, a series of debentures of $58.9 million in the aggregate, linked to the Israeli CPI and bearing interest at an annual rate of 5%. Formula Vision is required to repay the debentures in five annual installments, subject to adjustments based on the income of Formula Vision during each of the five years.  The payments on account of the debentures plus linkage differences will be no less than 30% and no more than 70% of the income arising from the sale of the transferred companies in any calendar year. “Income” for these purposes is defined as the amounts received by Formula Vision, if any, in consideration for a sale of any of the transferred companies in any given calendar year, less selling expenses, as well as amounts received by Formula Vision from distributions to be made by any of the transferred companies in any given calendar year. Payments to be made on account of the debentures, in any given calendar year, shall be no less than 20% of the annual profit as recorded in the financial statements of Formula Vision. Any amounts which remain outstanding will be payable at the end of the 5-year period. In connection with this transaction, we lent to Formula Vision on March 31, 2002 an additional $19.4 million and Formula Vision issued to us an additional series of debentures for this amount, with similar terms as the debentures issued in December 2001.

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

          In January 2004, Formula exchanged approximately $35 million of the aggregate amount of the debentures for 38,000,000 shares of Formula Vision issued to Formula and constituting 59.4% of the outstanding share capital of Formula Vision. The price per share was NIS 4.11 ($0.93) which reflects the average closing price of Formula Vision’s shares on the TASE during the 30 days preceding Formula’s resolution approving the transaction. Following the exchange of a portion of the debentures, the outstanding amount of the debentures is $43.2 million.  Management believes that by holding a controlling interest in Formula Vision, Formula would benefit from capital gains generated by Formula Vision from realization of its assets. Based on this determination, it was in the best interests of Formula to exchange a portion of the debentures for a 59.4% interest in Formula Vision. For more information, see “Item 7.B. Related Party Transactions— Transactions between Formula and Formula Vision.”

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

          Sale of Liraz to BluePhoenix. In November 2002, we sold to BluePhoenix, in a share exchange transaction, 3,912,999 ordinary shares of Liraz, representing our entire 57.9% interest in Liraz. In consideration, BluePhoenix issued to us 2,343,113 BluePhoenix ordinary shares. The number of shares issued to us by BluePhoenix was calculated based on an exchange ratio of 1:1.67, such that BluePhoenix issued to us one BluePhoenix share for every 1.67 shares of Liraz. As part of this transaction, BluePhoenix purchased from certain additional shareholders of Liraz an aggregate of 1,896,303 Liraz ordinary shares for BluePhoenix shares, based on the same exchange ratio as in the transaction between BluePhoenix and us. As a result, BluePhoenix owned approximately 86.0% of the outstanding share capital of Liraz. Following this transaction, BluePhoenix purchased from the public all the remaining outstanding shares of Liraz through two public tender offerings. In March 2003, Liraz shares ceased to be traded on the TASE.

          Sale of New Applicom, Sintec and Sivan to Matrix. In November 2002, we completed a sale to Matrix of our entire shareholdings in New Applicom, Sintec and Sivan, then publicly held companies traded on the TASE, for aggregate consideration of $29.7 million. In this transaction, we sold to Matrix 3,870,498 shares of New Applicom, representing approximately 60.8% of New Applicom’s outstanding share capital, for an aggregate of $16.9 million, 15,330,309 shares of Sintec, representing Sintec’s entire outstanding share capital, for an aggregate of $12.5 million, and 8,930,100 shares of Sivan, representing approximately 69.0% of Sivan’s outstanding share capital, for an aggregate of $346,000. The shares we sold to Matrix were comprised of (i) shares previously held by us; (ii) shares that we purchased from third parties in October 2002; and (iii) shares that we bought in tender offers we published in October 2002. The price per share paid to us by Matrix for each of New Applicom’s, Sintec’s and Sivan’s shares previously held by us and those we purchased from third parties was equal to the equity per share of each of the companies.

          The shares that we purchased from third parties in October 2002 and sold to Matrix were bought in the following transactions:

            (i) 552,789 shares of New Applicom that we purchased in exchange for 1,436,096 shares of Matrix. As part of this transaction, we granted to the selling shareholders a put option to sell to us Matrix’s shares during the fourth quarter of 2003 for cash at an exercise price based on the cost of New Applicom’s sold shares;

            (ii) an aggregate of 4,200,000 shares of Sintec that we purchased in exchange for 2,180,780 shares of Matrix. As part of this transaction, we granted to the selling shareholders a put option to sell to us Matrix’ shares during the fourth quarter of 2003 and the first quarter of 2004 at a cash price based on the cost of Sintec’s sold shares. This option was previously granted to the selling shareholders in 1999 with respect to Sintec’s sold shares; and

           (iii) an aggregate of 1,100,000 shares of Sintec that we purchased in exchange for 608,080 shares of Matrix. As part of this transaction, we granted to the selling shareholders a put option to sell to us Matrix’ shares during November 2003 for cash.

          During the fourth quarter of 2003, the selling shareholders exercised the put options described above and sold to us an aggregate of 4,224,956 shares of Matrix for aggregate consideration of $10 million.

          As part of the sale of the shares of New Applicom, Sintec and Sivan to Matrix, we published in October 2002, cash tender offers for the shares of New Applicom, Sintec and Sivan not owned by us. As a result, Sintec’s shares ceased to be traded on the TASE. Following the closing of the tender offers, we sold to Matrix the shares that we purchased in the tender offers for the same purchase price we paid for the tendered shares; $3.7 for each New Applicom share, $0.8 for each Sintec share and $0.15 for each Sivan share. In November 2002, Matrix published tender offers for the shares of New Applicom and Sivan held by the public. In June 2003, Matrix published an additional tender offer to purchase the shares of New Applicom, in which Matrix purchased the remaining outstanding share capital of New Applicom held by the public. In January 2004, Matrix published an additional tender offer to purchase the shares of Sivan, in which Matrix purchased the remaining outstanding share capital of Sivan held by the public. Matrix currently holds the entire share capital of New Applicom, Sintec and Sivan.

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

          We direct the overall strategy of our subsidiaries.  While the subsidiaries each have independent management, we monitor the growth of our subsidiaries through the active involvement in the following matters:

•	strategic planning;

•	marketing policies;

•	senior management recruitment;

•	investment and budget policy;

•	financing policies; and

•	overall ongoing monitoring of each subsidiary’s performance.

We promote the synergy and cooperation among our subsidiaries by encouraging the following:

•	transfer of technology and expertise;

•	leveling of human resources demand;

•	combining skills for specific projects;

•	formation of critical mass for large projects; and

•	cross-selling to the group’s customer base.

          We, through our subsidiaries, offer a wide range of integrated IT solutions and services, and design, develop and market proprietary software solutions for sale in selected niche markets, both in Israel and worldwide.

          Our Subsidiaries

Matrix

          Matrix IT Ltd. is one of the largest IT companies operating in Israel, according to Dun’s 100 “Israel Largest Enterprises 2003”.  Matrix provides advanced IT services to over 500 large corporations and organizations in Israel. Matrix’s offerings to the local IT market in Israel include:

          Software development and integration services, including:

•	Overall planning, analysis, design, development, maintenance and integration of large-scale IT projects;

•

Development of customized information systems and turnkey solutions, addressing specific customers’ needs. Matrix performs renovation of customers’ legacy systems based on new technologies available in the market and new concepts arising from changing customers’ needs.

•	Application development and systems integration of Matrix’s systems and of third parties’ systems in accordance with customers’ needs. These include:

•

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

•

CRM systems – Matrix is the Israeli market leader in implementing and integrating customer relationship management (CRM) software solutions. In implementing CRM projects, Matrix mainly uses proprietary software products developed by PeopleSoft Inc. and Microsoft.

	•	Customer care and billing (CC&B) systems – Matrix implements CC&B systems based on systems developed by third parties.

•

Implementing database, data warehouse, data mining, business intelligence solutions and extract-transform-load, or ETL, solutions of a wide variety of software vendors – Matrix is a local distributor in Israel for IBM data management software, a leading solution of relational database management systems. In connection with the sale of IBM data management products, Matrix provides extensive implementation, software development, consulting, training and support services. Matrix is a local distributor in Israel for ETL solutions of Ascential Inc. and for business intelligence solutions of Business Objects SA.

•

Dynamic Internet systems development and maintenance – Matrix provides development, setup and ongoing maintenance services for dynamic Internet web sites for governmental authorities, industrial enterprises and commercial business enterprises, such as banks.

•

Migration of legacy systems - Matrix provides migration services for legacy systems, adapting them to new technologies, like Internet and e-commerce environments. Matrix performs downsizing of legacy information systems to Unix, Linux and Windows NT “open” environments, while adapting computerized processes to the customer’s business strategy.

•

Consulting and professional services – Matrix performs all areas of IT services, including systems analysis and design, software development, testing, training and assimilation of software systems and software products, infrastructures, systems management and maintenance.

•

Outsourcing - Matrix is engaged in outsourcing contracts for performance of a defined portion of applications development, maintenance, operations and management of software and computer facilities for customers’ systems. Outsourcing a portion or all of their IT functions enables customers to focus on their core business.

          Software Products Distribution

          Matrix is one of Israel’s largest distributors of software products. Matrix markets and supports a large number of international software products designed to enable large organizations to efficiently develop, operate and manage large-scale software systems. Among these software products are:

•	Systems management software of BMC Software;
•	Development and testing environments of Compuware Corp;
•	Content management and personalization software of Vignette Corp;
•	Business Intelligence software of Business Objects SA;
•	Messaging and application integration software of IONA Technologies plc.;
•	CRM software of PeopleSoft Inc.;
•	Enterprise application integration software of webMethods Inc.;
•	Linux solutions of Red-Hat Inc. (sold on a subscription basis);
•	Extract, transform and load software of Ascential Software;
•	Knowledge management software of Verity Inc.; and
•	Data management software of IBM.

          Matrix distributes these software products in Israel and provides maintenance, support and training services for these products. In many cases Matrix also integrates these software products into its own application development projects, resulting in comprehensive software solutions.

          Computer Hardware and IT Infrastructure

          In delivering integrated business solutions, Matrix markets and sells the following:

•	IBM Mainframe systems and storage devices;

•	Computer hardware and IT infrastructure for UNIX/NT servers (mainly Hewlett Packard and IBM), personal computers, peripheral devices, LAN, WAN and storage;
•	Active and passive communication infrastructure;
•	Integrated business solutions based on the Unix platform of Hewlett Packard and IBM;

          Matrix also provides its customers with network and infrastructure services for these platforms.

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

          Computer Training

          Matrix is the market leader of computer training in Israel, providing over 500 various courses to the general population and hi-tech professionals in Israel. Matrix has several training centers in Israel, including in Tel-Aviv and Jerusalem. Matrix also operates abroad via its subsidiaries in Turkey and Hungary. Matrix offers a wide array of courses, from basics of computers and programming to the most advanced topics for IT professionals. This unique position enables Matrix to provide its large corporate and government clients with the wide spectrum of IT training coverage they require.

          Matrix is an official training center for software products distributed by Microsoft, Oracle, Sun Microsystems, Cisco, Checkpoint Systems Inc., Computer Associates, Red-Hat Inc., Adobe Systems Inc., Autodesk  Inc., Interwise and Borland, as well as PeopleSoft CRM and Business Objects. Special courses have been developed for students requiring vocational training and end-users wishing to master the various applications which have become part of every day life.

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

•

Public and Defense sector –Matrix is one of the largest suppliers of solutions and services to the public sector which includes governmental ministries, the Knesset (Israeli parliament), national authorities, Israeli Defense Force and defense organizations. Matrix has a long-standing reputation for the execution of successful projects for the public sector as well as software products and training services. Additionally, Matrix provides services and solutions to the national infrastructures sector, energy, transport and the health system.

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

          Customers

          Matrix’s customers include large enterprises in Israel, such as Israel Electric Company, Social Security, Israeli Defense Force, Mekorot, Amidar, governmental ministries and the Knesset (the Israeli parliament), commercial banks (such as Bank Leumi, Bank Hapoalim, The First International Bank and Discount Bank), loan and mortgage banks (such as Maritime Bank, Bank Tefahot, Jerusalem Bank, Igud Bank), telecommunications services providers (Bezeq, Bezeq International and Barak), credit card companies (Visa, Isracard and Leumicard), leasing companies, insurance companies (such as Harel Hamishmar, Fenix, Clal, Migdal), security agencies, cellular operators (Cellcom, Orange and Pelephone), satellite operators (YES), hi-tech companies (ECI Telecom, Motorola) and media and publishing (Yediot Ahronot).

Magic

          Magic Software Enterprises Ltd. is a leading provider of rapid application development and deployment, business integration technology and business solutions to corporations worldwide. Users of Magic’s solutions and technology include tens of thousands of independent software vendors, system integrators and corporations worldwide, supported by an extensive global services organization. In addition to technology, Magic also provides its customers with consulting and professional services, and training.

          Magic Core Technology

          Magic develops, markets and supports its software development and deployment technology, eDeveloper. eDeveloper enables enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized to meet current and future needs. eDeveloper is based on a revolutionary programming paradigm that eliminates wasted time and repetition from the development cycle. eDeveloper is built around the concept of a smart application engine that provides unique platform and database independence for both Web and client/server deployment. eDeveloper integrates with standard computing architectures, including J2EE and .NET and can act as a bridge between these and other diverse standards like XML and Web services.

          eDeveloper significantly reduces maintenance time and costs. Magic’s research and development department continues to develop and integrate new technologies into eDeveloper to ensure that customers receive a state-of-the-art, efficient, development environment.

          In addition, Magic provides customers with an extensive framework for business integration, called the iBOLT Integration Suite. The iBOLT Integration Suite enables companies to utilize their existing business processes and legacy investments, and rapidly customize solutions to meet specific enterprise needs. iBOLT provides affordable enterprise application integration to mid-sized businesses and system integrators.  As a comprehensive suite for application integration, iBOLT allows the simple integration and interoperability of diverse solutions, including legacy applications in a quick and efficient manner. iBOLT has been identified by leading industry analysts as a challenger in the market for enterprise application integration solutions.

          As a comprehensive suite for application integration, iBOLT includes a robust set of capabilities for handling integration and exchanging transactions in a heterogeneous environment.  It includes support for business process management, monitoring and real time reporting.

          iBOLT provides integration and connectivity capabilities that include database interoperability, the ability to work with multiple databases in the same process, and the capacity to deploy on a range of systems on varied platforms. iBOLT also includes an assortment of smart connectors and adapters and ready-to-use components.

          Magic development and integration products empower customers to significantly improve their business performance and return on investments by enabling the affordable and rapid integration of diverse applications, systems and databases to streamline business processes.

           Magic’s technologies adhere to open standards and deliver high levels of portability and scalability,  crucial for today’s dynamic business environment, and operate as a uniform application paradigm independent of architecture (Internet, Client/Server, Mobile, LAN/WAN), operating systems (Windows, Linux, UNIX, iSeries), database (DB2, Oracle, Informix, MS SQLServer, Pervasive, etc.), or platform (.NET, J2EE).

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

          Development communities have become increasingly disjointed, creating an even greater need for a development environment that provides open interfaces to leading technologies and standards. Magic’s eDeveloper and iBOLT products provide developers with the ability to rapidly build integrated applications in a more productive manner, lowering IT maintenance costs and decreasing time-to-market.

          A wide variety of developers use Magic’s products, including in-house corporate development teams and software houses. Large and medium sized system integrators use Magic’s products in large customized system integration projects and for developing industry-specific vertical applications.

          Professional Services

          Magic, together with Magic’s partners, offers customers application integration and development services that assist customers to maximize their development investments. These services include project management, technical support, installation services, application development, integration, consulting and training. All projects are subject to a rigorous standard for project management and quality assurance.

          Strategic Alliances

          Magic forms strategic alliances to help deliver complete solutions to customers. These solutions encompass application integration, development, vertical domain expertise and hardware implementation. Magic maintains strategic alliances with leading vendors, like IBM, iWAY and Pervasive Software. In addition, Magic has alliances with system integrators, software and hardware vendors and consulting organizations. These partnerships enable Magic to better serve its customers worldwide.

          Vertical Solutions

          Magic also develops, markets, and supports, through its subsidiaries, vertical applications, including long-term care, criminal justice, and multi-facility car and truck rental management solutions.

•

Healthcare - Advanced Answers on Demand, Inc. develops and markets application software targeted at the long-term care industry. This comprehensive solution is designed to meet the management information needs of retirement homes, nursing homes, assisted living facilities, continuing care retirement communities, and home health and rehabilitation agencies.

•

Rental Car Leasing - CarPro Systems Ltd. develops, markets and sells CarPro, a solution that includes more than 90% of the functions usually required by multi-facility car and truck rental companies worldwide. CarPro can manage such varied functions as purchasing and selling vehicles, reservations management, leasing and rental arrangements, and fleet control and management.

•

Banking - Nextstep Infotech PVT Ltd. develops and markets Cheq Mate, a banking application that provides most of the functionality needed to run a retail branch, including support for various deposit types, advances, time deposits, bank guarantees, letters of credit and portfolio management.

•

Professional Services - CoreTech is an information technology consulting firm offering flexible and creative solutions in the areas of infrastructure design and delivery, application development, technology planning and implementation services, and supplemental staffing.

          Markets and Customers

          Magic markets and sells its products and services in approximately 50 countries worldwide.  Industries that are significantly represented in the Magic community base include finance, retail, media, telecommunications, manufacturing, tourism, and government agencies.  Tens of thousands of end-users run their business systems on Magic technology. These include adidas-Salomon, Allstate, Athlon Group, Bank of France, Fiat, Nintendo, Club Med, Compass Group PLC, Financial Times, Gannet Media, Hitachi, John Menzies Distribution, Kodak, Matsushita, McDonald’s, McKesson HBOC, Menzies World Cargo, Merrill Lynch, Minolta, Nestle Nespresso, Philip Morris, Steelcase, State of Washington, and the United Nations.

BluePhoenix

          BluePhoenix Solutions Ltd. (formerly known as Crystal Systems Solutions Ltd.) develops and markets unique enterprise information technology, or IT, modernization solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure and to effectively compete in today’s environment.  In 1997, BluePhoenix gained international recognition and global presence by introducing the C-MILL conversion tool, which was developed based on BluePhoenix’s generic modernization technology.  BluePhoenix delivered C-MILL together with consulting services, training, and support as a comprehensive conversion solution to solve the millennium problem.  Until 1999, BluePhoenix derived substantially all of its revenues from the provision of year 2000 conversion projects. In 1999, BluePhoenix began focusing on the development and marketing of new automated software renovation tools.

          The combination of BluePhoenix’s comprehensive set of products and tools with its expert services methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets.  BluePhoenix solutions, which include technology for Understanding, Presentment, Migration, Remediation, and Redevelopment, allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to adapt to new business demands.

          BluePhoenix solution portfolio includes invasive and non-invasive software products, software tools and support services that address the most pressing challenges organizations and companies face today.

          BluePhoenix solutions enable companies to:

•	better understand and manage their IT systems and resources;
•	easily integrate packaged applications and build customized applications;
•	significantly decrease maintenance, human resource, and technology costs;
•	quickly migrate to modern databases, platforms, applications, and programming languages;
•	substantially transform applications and databases in order to address regulatory and business changes; and
•	directly gain access to cutting edge technology and new business channels.

          BluePhoenix’s comprehensive enterprise technologies span mainframe, midrange, and client/server computing platforms. BluePhoenix has enhanced its expertise through the successful completion of projects for many large organizations over the past 17 years, establishing credibility and achieving international recognition and presence. Based on BluePhoenix technology and that of its affiliates, BluePhoenix develops and markets software products, tools, and related methodologies. BluePhoenix delivers its tools and methodologies together with training and support in order to provide enterprises with comprehensive solutions, primarily for the modernization of existing IT systems.

          Among the various alternatives to modernization, such as renewing legacy systems, buying packaged software, or rebuilding entire applications, enterprise IT modernization, or EIM, has proven to be the most efficient and viable way for companies to protect their existing investments. BluePhoenix provides a range of solutions designed to efficiently address the challenge of retaining the business knowledge built into the application code while updating the system to reflect new requirements.

          The EIM market is divided into the following categories: enterprise IT understanding, enterprise IT presentment, enterprise IT migration, enterprise IT remediation, and enterprise IT redevelopment. BluePhoenix provides solutions for each market area, as follows:

          Enterprise IT Understanding—BluePhoenix understanding solutions provide automated, detailed mapping of system-wide IT activity and the interconnections between all software components. This detailed road map serves as the basis for optimizing the reuse of existing IT systems, tailoring the modernization plan for the company’s unique IT environment and corporate requirements, and reducing future ongoing maintenance costs. BluePhoenix IT Discovery application portfolio management system provides fast and convenient access to application inventory, dependency, and operational information. This tool performs the complete audit necessary to enable companies to define and analyze all application assets in order to make informed decisions about ongoing modernization activities.

          Enterprise IT Presentment—BluePhoenix enterprise IT presentment solutions enable companies to more effectively use the large amount of information produced by batch reports generated from legacy systems. The presentment process extracts and manages report and document content and then selectively redisplays it in graphical form over the Web. The results are easy to access, read, and distribute, fully secure, and do not require large amounts of storage space. BluePhoenix PowerText provides companies with the ability to define XML (Extensible Markup Language)-based data views from their existing reports. Each data view can be associated with an XSL (Extensible Stylesheet Language) definition used to create a graphical presentation of the data.

          Enterprise IT Migration—BluePhoenix comprehensive, integrated set of enterprise IT migration solutions enable companies to standardize and consolidate their IT systems by automatically converting and redeploying applications, databases, platforms, programming languages, and data that are implemented on outdated computing platforms.

          Buying a packaged application or rebuilding one can often be an expensive and risky proposition. Therefore, companies often look toward migrating their existing applications. This option is much more cost-effective and time-efficient as it leverages their existing investments in custom applications. Additionally, BluePhoenix migration solutions enable companies to operate their IT systems independently, without relying on previous technology support providers. Thus, the migration process provides significant cost savings on development, maintenance, and human resources. BluePhoenix enterprise IT migration suite includes the following solutions:

•	DBMSMigrator—An automated migration tool that converts applications from nonrelational databases, such as IDMS, ADABAS, and VSAM, to relational databases, such as DB2 and Oracle.

•

PlatformMigrator—An automated migration tool that converts a range of platforms, including VSE, MVS, and Bull GCOS, and can be customized to fit the unique IT configuration and business rules of each customer site.

•	LanguageMigrator—An automated migration tool for converting 4GLs (fourth generation languages). BluePhoenix tool is currently capable of converting COBOL, ADSO and COOL:Gen.

•

DataMigrator—A Windows-based tool for migrating data between various data system environments. Coupled with a step-by-step proven methodology, the tool provides a fully structured but still versatile automated data migration process

•	eXperanto—A software product that enables mainframe applications to operate via the Web and other technology channels.

          Enterprise IT Remediation— BluePhoenix integrated set of enterprise IT remediation solutions enable companies to extend the life of their existing IT systems when faced with ongoing regulatory changes and new business requirements. BluePhoenix remediation solutions address a variety of corporate needs and include:

•

BluePhoenix Remediator—The core technology used by all of the BluePhoenix remediation solutions. BluePhoenix Remediator uses a rule-driven approach to automate data field adjustment and identify code associated with various data fields.

•

GTIN/UPCEnabler—A comprehensive solution that ensures the success of GTIN (global trade identification number) and 2005 Sunrise compliance projects. The tool accelerates the compliance process and provides enhanced control over large-scale changes.

•

EuroEnabler—A highly automated, rules-based tool that enables a step-by-step, comprehensive euro conversion process. The tool fully preserves system and data integrity and helps maintain the usual level of system application development and maintenance throughout the process.

•

LiraEnabler—A rule-based tool that enables a step-by-step, comprehensive Turkish Lira conversion process. LiraEnabler provides several distinct benefits that simplify the transition effort and assure the success of the redenomination project.

          Enterprise IT Redevelopment—BluePhoenix enterprise IT redevelopment suite enables companies to efficiently mine, reuse, and rewrite their existing applications, thus incrementally redeveloping their legacy systems, extending them into new technologies, and saving on development and programmer costs. BluePhoenix enterprise IT redevelopment solutions include:

•

AppBuilder - BluePhoenix primary redevelopment environment used for managing, maintaining, and reusing the complicated applications needed by large businesses. Enterprises using AppBuilder can build, deploy, and maintain large-scale custom-built business applications for years without being dependent on any particular technology.

•

Visual MainWin for the Unix and Linux platforms (formerly MainWin)—An advanced application-porting platform that enables IT organizations to develop applications in Visual C++ and deploy them natively on Unix and Linux without the investment that is usually associated with such an undertaking.

BluePhoenix subsidiary, Mainsoft, has entered into a licensing agreement with Microsoft, pursuant to which Microsoft granted Mainsoft access to specified Microsoft source code, including new versions, service packs, and upgrade releases for Windows. Microsoft also granted Mainsoft distribution rights to the Windows object code licensed as a component in Mainsoft’s products.

•

Visual MainWin for the J2EE platform—This new product, launched in February 2004 is a cross-platform development solution that bridges the .NET/J2EE divide, enabling Visual Basic .NET and C# developers to develop J2EE Web Applications and Web services using the Visual Studio .NET development environment.

          In 2003, BluePhoenix completed the acquisition of the entire outstanding share capital of Liraz Systems Ltd. Liraz’s business includes the operations of BluePhoenix Solutions B.V. and its international subsidiaries. Through its subsidiaries, Liraz develops and markets the AppBuilder. Liraz’s large install base includes leading international banks and financial institutions, whose information systems operate in various legacy environments.

          Following the Liraz acquisition, utilizing the combined broad technology offering and worldwide marketing capabilities of the two companies, BluePhoenix became a leading global player in the enterprise IT modernization market. In March 2003, Gartner, Inc., a leading technology market analyst, placed BluePhoenix in the leader quadrant of the legacy modernization market. BluePhoenix provides its products and services worldwide through 12 offices in 10 countries, 5 full service delivery centers, and representatives.

        Customers

          BluePhoenix provides its modernization solutions directly or through strategic partners, such as IBM, Capgemini, EDS, Cook Systems, Temenos, Millennium and TACT. Additionally, from time to time, other IT services companies license the technologies for use in modernization projects in various markets. BluePhoenix customers include, among others:

Financial Services		Insurance		Other Industries

•	CharlesSchwab	•	Alecta (Sweden)	•	Bell Canada
•	CitiBank (USA)	•	AXA (UK)	•	Department of Immigration (Australia)
•	Credit Suisse	•	LACERA (USA)
•	Fidelity	•	LBS (Germany)	•	Safeway (USA)
•	Friends Provident (UK)	•	Mutual of America	•	Shaw Industries (USA)
•	FSB (Sweden)	•	National Nederlanden (Netherlands)	•	Underwriters Laboratories (USA)
•	Merrill Lynch (USA)	•	Phoenix (Israel)	•	Safeway (USA)
•	RSI (Spain)			•	Siebel
•	SDC (Denmark)			•	Cognos
				•	I2
				•	Dassault
				•	Mentor Graphics

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

          Solutions and Services

          Since 2000, Sapiens has been focusing on the insurance industry, delivering customizable solutions for life and pension insurance, general insurance and the provision of loans and mortgages. Sapiens’ aim is to help the insurance industry become more agile in the face of new dynamics and quickly adapt to changes, while significantly reducing the IT costs.  By partnering with leading insurance companies, the company has developed the Sapiens INSIGHT insurance solutions suite that is already helping enterprises adapt to the marketplace’s time and cost pressures.  Sapiens’ INSIGHT, designed for the general and life insurance markets, can be customized to match specific legacy systems and business requirements while providing pre-configured functionality. These solutions can be used independently or collectively as follows:

•

Policy INSIGHT - Policy INSIGHT is a fully functional, general insurance policy administration solution that makes it easier for brokers and agents to do business with carriers. This web-enabled solution reduces the cost of doing business through automation and optimizes risk selection through the use of rules based underwriting. Policy INSIGHT is designed to improve internal efficiencies by automating policy lifecycle processes and by allowing business analysts to quickly respond to changing rate and regulation issues. The solution also provides functionality supporting the rapid development and launch of new products to keep pace with competitive pressures and market opportunities.

•

Life&Pensions INSIGHT - Sapiens Life&Pensions INSIGHT is a powerful and comprehensive life and pensions solution that serves companies administering life insurance, pension funds, health insurance and saving plans. The system has life, pension and health insurance modules. It includes product management, individual and collective policy administration and funds revaluation with full unit link management. Life&Pensions INSIGHT offers exceptional advantages in addressing emerging trends in the life and pensions insurance sector:

•	The system provides total integration between the insured, their insurance companies, involved agents or brokers and life insurance and pension funds personnel.
•	The system is dynamic, highly customizable and can easily accommodate any change to organizational administrative processes.
•	The system is Web-enabled and thus is able to benefit from the advantages of the Internet and company intranet.
•	The system is multi-company, multi-currency and multi-language.

•

MediRisk INSIGHT - MediRisk INSIGHT is an underwriting solution for life, health and disability insurance. It reduces a customer’s costs by automating a larger portion of the process of evaluating the risks of new business and by streamlining the procedures for handling new business. By using this solution, an insurance company can make underwriting assessments on new cases sooner and achieve greater consistency in its decision-making. Sapiens markets MediRisk INSIGHT on the basis of licensing and distribution agreements with MediRisk Solutions Ltd., which developed the solution and holds the intellectual property rights to it.

•

Reinsurance INSIGHT - Reinsurance INSIGHT is a sophisticated solution for the insurance market, designed to support carriers and reinsurers in the management of all types of reinsurance for the general (property and casualty) and life insurance markets, according to the rapidly changing requirements of the international reinsurance market. This state-of-the-art, web-enabled solution streamlines and reduces the cost of handling all reinsurance functions through automation. The solution is based on ACORD (Association for Cooperative Operations Research and Development) standards and B2B XML technology, and is designed for a multi- language, multi- currency, multi- company environment. Reinsurance INSIGHT comprises 5 modules: reinsurance configuration and calculations, technical accounting, financial accounting and credit control, underwriting and statistical and actuarial analysis.

•

Claims INSIGHT - Claims INSIGHT is a solution that effectively manages and streamlines the information flow of claim handling across an insurance provider’s entire organization. This solution uses highly accessible business rules and messaging standards and allows the use of a company’s existing information assets. Thus, the solution improves operational efficiency and enables better and more versatile customer service capabilities, with the goal being a significant reduction in the total claims payout.

•

Closed Books INSIGHT - Closed Books INSIGHT is a solution for life insurance companies seeking ways to reduce the cost of maintaining long-term closed books of business, that is, lines of business that are no longer current. We provide customizable solutions that enable companies to efficiently administer policies and claims relating to closed books. Lower ongoing cost of ownership is achieved by replacing “old” systems (which reflect out-dated business models and working practices with long processing cycles and limited on-line functionality) with modern technology and a Web browser user interface

          Sapiens has executed independent projects for the insurance market as well, providing enhanced information access and visibility to empower the sales, agent and broker community, thus accelerating transaction processing for improved customer service and business efficiency.

          Sapiens’ solutions are built on Sapiens eMerge.Sapiens eMerge is a data-driven, rules-based, enterprise-scale transaction engine that facilitates business process integrity, application scalability and high performance. Its foundation is a rules-based development tool and repository that impose easily-coded business rules, lending unconventional speed, visibility, agility and cost-effectiveness to the business software life cycle. The use of Sapiens eMerge reduces the complexity of programming so that new applications and modifications of existing ones can be produced in a much shorter time than through conventional programming.

          Outsourcing and IT Services

          Sapiens is currently servicing multi-year outsourcing contracts with blue-chip customers involving mission-critical systems. Sapiens performs outsourcing projects either on or off customers’ premises. Sapiens’ asset discovery solution contributes to the maintenance and management of enterprises’ IT environment.In addition,Sapiens provides customers with specialized IT services including project management and technical assistance. Sapiens uses its rapid application development (RAD) methodology to facilitate the development of projects and offers ongoing solution support at customer premises, Sapiens’ premises or any combination thereof. Sapiens offers both short-term and long-term support contracts.

          Customers

          Sapiens’ global, blue-chip customer base is built on years of trust and on-time delivery. Customers include Allianz Group, AXA, Liverpool Victoria, Menora, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, ING and Occidental Fire & Casualty, among others.

          nextSource Inc.

          nextSource Inc. designs, develops and implements web-based, high quality, innovative human capital management solutions. These offerings allow customers to save money while managing the business processes related to sourcing, procuring, and accounting of their workforce.

          nextSource’s human capital management solutions include:

•

A web-based vendor management solution for managing customers' internal and external contingent workforce. nextSource’s Talent Acquisition Management Solution, also known as TAMS makes it easier for customers to find, engage and deploy talented personnel, faster and more effectively, while ensuring competitive labor costs. TAMS streamlines the hiring process, allowing for enhanced communication with candidates, more efficient distribution of open positions to vendors and a decrease in time spent on administrative tasks.

•

Agency services through nextSource's value-added reseller program. This solution provides staffing vendors with opportunities to increase revenue, bringing added value to existing business relationships.  nextSource has also created The Multiple Listing Staffing Association, an industry-wide network of independent staffing suppliers working collectively to staff openings for customers with the best candidates in the shortest time intervals.

•

The People Ticker provides businesses with real-time views of market rates for both contingent and full time workers, based upon skill-set, years of experience and geographic location.  This one-of-a-kind tool enables corporate customers to truly benchmark their contingent labor costs against the most current information available.

•

The nextSource People Auction utilizes an extensive resume database and comprehensive searching capabilities to provide an online marketplace that links qualified talent with progressive talent seekers.  nextSource also offers a unique reverse auction that allows potential candidates to bid on a posted opening thereby driving down the cost to the customer.

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

•

A wide range of procurement services and vendor management services to complement the implementation of nextSource's TAMS solutions and People Ticker solutions.  Through its value-added procurement service, nextSource offers a fully outsourced procurement/vendor management solution to customers looking for a complete solution.

Formula Vision

          Formula Vision Technologies (F.V.T.) Ltd. is a managing and holding company, guiding a group of privately held IT companies with innovative, proprietary technologies and solutions targeting international markets. Formula Vision holds a controlling interest in some of these privately held companies and a minority interest in the other members of the group.

          Formula Vision’s affiliated companies provide IT solutions for broadly diverse sectors, including telecom and broadcast, aviation, travel, insurance, retail, customer relations management, 3D-modeling, software testing, system reliability applications which meet the demand for Web-based systems, legacy mainframe and mobile networks.  Formula Vision provides its affiliated companies with guidance and support at all levels – management, strategy, technology, marketing, business intelligence and finance.

          Formula Vision’s companies have built their success on a solid customer base and strategic partnerships with Fortune 500 multinationals, systems integrators, media groups, and service and solution providers worldwide, such as IBM, Oracle, Sun, Cap Gemini Ernst & Young, Peoplesoft, Lockheed Martin and Microsoft.

          Formula Vision’s principal affiliated companies include:

          FIS Software

          FIS Software Ltd.focuses on developing and delivering global software solutions that enable life and pensions companies to run their businesses more efficiently.  FIS’ solutions are based on ALIS, the company’s flagship product. ALIS is a single packaged, comprehensive and modular software platform that incorporates all activities along the policy lifecycle and enables insurers to manage life insurance, pensions and investment products, for individual and group clients in line with the territorial legislation and regulations. Founded in 1984, FIS established its international business in 1999 and employs 320 insurance domain experts and IT software professionals across offices in the UK, France, Spain, Holland, Greece, Israel, South Africa and Australia. Formula Insurance Solutions clients include AXA, Unum Provident, Fidelity Investments, Merrill Lynch, Sun Life, CNP Insurance, Pearl, Swiss Life, Scottish Equitable, Bright Grey, AMP, NPI, Ethiniki, Clal and Eliahu. FIS also has a number of strategic partnerships with leading systems integrators and consulting firms such as IBM and TCS.

          F.T.S. - Formula Telecom Solutions

          F.T.S. - Formula Telecom Solutions Ltd. is a global provider of convergent telecom management solutions for mobile, fixed-line, and advanced services operators. F.T.S. provides a range of versatile solutions to the market, which include convergent real-time prepaid and postpaid billing and CRM, order management, infrastructure management, electronic bill presentment and payment software, as well as state-of-the-art call center implementations. F.T.S.’ solutions range from stand-alone modules, through adjunct next-generation platforms, to complete integrated end-to-end systems, offered on a fixed-price basis.  F.T.S.’ customers include, among others, MobilTel, Freenet.de and PT-Mobile 8.

          Babylon

          Babylon Ltd. is a leading provider of information access and translation software. Babylon’s software provides users with immediate answers to vital questions from multiple sources. Babylon offers 25 dictionaries in 13 languages, professional glossaries from commercial companies and premium content providers (like CNET News, Britannica, Amazon and Accuweather) and thousands of user contributed glossaries in specific areas of expertise. The company currently has over 24 million registered users, growing at a rate of 15,000 new users a day.

          Babylon’s corporate solutions have also successfully penetrated the corporate market, empowering corporations with mission critical information. These solutions enable unified and simplified access to internal information sources (such as product catalogs, ERP, CRM and corporate MIS systems) as well as external sources (like the Internet), providing a one-click productivity tool that improves the efficiency and effectiveness of decision-making. Babylon’s customers include Ernst & Young, UPS, Coca-Cola, Gillette/Braun, Philips, Ford, AEG, Aventis, Agis, BASF, Deutsche Bank, Amdocs, IBM, Ericsson, Fujitsu Siemens, Nike, Pfizer, and 3M.

          Clockwork Solutions

          Clockwork Solutions Ltd. modeling tools provide life cycle system-engineering solutions for capital-intensive major industrial companies, military organizations and government agencies throughout the world. Clockwork focuses on the defense, process & petrochemical and power industries, offering products and services to customers such as the US Army, US Air Force, Raytheon, Lockheed Martin, General Dynamics, GE Aircraft Engines, GE Energy, DOW Chemical, Conoco Philips, Chevron Texaco and the Israeli Defense Forces. Clockwork’s solutions improve the economic performance of systems by reducing costs, increasing production, and operating with greater effectiveness.

          Clockwork’s propriety technology and modeling platform, SPAR, tracks the behaviors of systems over time, exposing effects of equipment aging, maintenance policies, and operating procedures. These unique capabilities enable the users of SPAR technology to relate cause and effect, to quantify risks, and to guide capital investment and major operation and maintenance improvements.

          Sintec Media

          Sintec Media Ltd. is a developer and manufacturer of broadcast management systems.  Sintec Media’s product, OnAir, is an all-in-one software system designed to meet the rapidly changing management needs of broadcasters. OnAir is intended for small stations as well as entire networks and station groups, operating multi-channels over multiple regions and time zones. OnAir features a set of powerful sales and content-inventory tools that increase efficiency and raise profits. Sintec Media’s customers include the BBC, Canadian Broadcasting Company (CBC) and RTL.

          Transtech

          Transtech Control Ltd. is a market-leading provider of comprehensive airfield control and management systems. Transtech’s systems comprise a wide range of solutions, applications, and products for critical airfield operational elements. Transtech’s airfield lighting control system is currently operating at more than 100 international, domestic and military airports worldwide. Transtech’s innovative ground surveillance system addresses the industry’s urgent needs by enhancing airport safety and accommodating increased capacity. The system overcomes the limitations and problems inherent in traditional surveillance systems using technologies based on unique radar and optical sensors.   Transtech’s systems have been installed in various airports, including JFK Airport, New Denver Airport, Beijing Airport, New Bangkok Airport and San Paolo Airport.

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

          The following table summarizes our revenues by operating segments for the periods indicated:

	Software Services	Proprietary Software Products	Total

Year ended December 31,	$ thousands

2003	196,782	170,048	366,830

2002	171,342	111,968	283,310

2001	208,946	178,736	387,682

          The following table summarizes the revenues from our IT products and services by geographic regions for the periods indicated:

	Year ended December 31,

	2003	2002	2001

	$ thousands

Israel	171,108	156,212	219,055

International:

United States	93,695	65,654	93,823

Other (includes various countries, mainly in Europe)	102,027	61,444	74,804

	195,722	127,098	168,627

Total	366,830	283,310	387,682

Competition

          The markets for the IT products and services we offer are rapidly evolving and highly competitive. Our ability to compete successfully in IT services markets depends on a number of factors, like breadth of service offerings, sales and marketing efforts, service, pricing, and quality and reliability of services. The principal competitive factors affecting the market for the proprietary software solutions include product performance and reliability, product functionality, availability of experienced personnel, price, ability to respond in a timely manner to changing customer needs, ease of use, training and quality of support.

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

          As a result, they may be able to respond more quickly to new or emerging technologies or changes in customer requirements. They may also benefit from greater purchasing economies, offer more aggressive product and service pricing or devote greater resources to the promotion of their products and services. In addition, in the future, we may face further competition from new market entrants and possible alliances between existing competitors. We also face additional competition as we continue to penetrate international markets. As a result, we cannot assure you that the products and solutions we offer will compete successfully with those of our competitors. Furthermore, several software development centers worldwide, such as in India, offer software development services at much lower prices than we do. Due to the intense competition in the markets in which we operate, software products prices may fluctuate significantly. As a result, we may have to reduce the prices of our products.

          Matrix’s principal competitors in the domestic Israeli market are Israeli IT services companies and systems integrators, the largest of which are Ness Technologies Inc. and Zeevi Computers Group.  Our international competitors in the Israeli marketplace include Compaq, EDS, IBM and Microsoft.  These international competitors often use local subcontractors to provide personnel for contracts performed in Israel.

          Magic’s principal competitors in the market for the eDeveloper technology are Visual Basic (Microsoft), Progress, Delphi and Jbuilder (Borland), Oracle, Compuware, Lansa and packaged applications such as SAP and PeopleSoft.  The principal competitors in the market for our iBOLT Integration Suite are WebMethods, Tibco, Seeburger, IBM’s WebSphere, Microsoft’s BizTalk, Axway and Mercator.

          BluePhoenix’s principal competitors consist of system integrators and tool vendors, including leading software developers, who enable customers to replace or modernize their legacy systems. Major system integrators in the market include IBM, Capgemini, and EDS. In addition, BluePhoenix faces competition from niche companies operating in each of the five principal areas of the enterprise IT modernization market (enterprise IT understanding, migration, remediation, redevelopment, and presentment). For example, Micro Focus International markets its solutions to the COBOL market, Software Technologies addresses the Natural/ADABAS arena, and other competitors focus on collecting sufficient information about application portfolios to enable improved working processes. Other solution developers provide legacy and distributed repository solutions that are important for a variety of modernization processes.

          Sapiens’ competitors in the market for solutions offered to the insurance industry fall into several categories. Examples of competitors whose activities we believe are limited to their home country are ePolicy Solutions, Taliant, OneShield, Ascendant One, Insurity, The Innovation Group, Duck Creek and AQS in the United States; Marlborough Sterling Group, Unisys, Sherwood and RebusIs in the United Kingdom; Falmeyer (FJA) and COR AG Insurance Technologies in Germany. Examples of large integrators that have decided to enter the insurance field are Electronic Data Systems and CSC (companies that also have customer or alliance relationships with us in other fields). An example of a competitor that is a local integrator is Ness Technologies in Israel.

          Sapiens’ competitors in the business rule engines and management marketplace include Fair-Isaac (Blaze), Computer Associates, Pegasystems, Haley, Corticon and Versata.

          Transtech’s competitors in the market of airfield lighting control systems are Siemens and Honeywell, and in the ground surveillance systems’ market, Transtech’s competitors are Sensis and Raytheon.

          F.T.S.’ principal competitors are Amdocs Ltd., Convergys Corp., CSG Systems International Inc., Portal Software Inc., ADC Telecommunications Inc. and LHS Group Inc. (formerly known as the SchlumbergerSema Group).

          FIS’ principal competitors are Marlborough Stirling, TIA (The Insurance Application), Fineos Corporation, and RebusIS.

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

Intellectual Property Rights

          We rely on a combination of trade secret, copyright and trademark laws and non-disclosure agreements, to protect our proprietary know-how. Some members of our group have patents and patent applications pending. Our proprietary technology incorporates processes, methods, algorithms and software that we believe are not easily copied.  Despite these precautions, it may be possible for unauthorized third parties to copy aspects of our products or to obtain and use information that we regard as proprietary.  We believe that, because of the rapid pace of technological change in the industry, patent and copyright protection are less significant to our competitive position than factors such as the knowledge, ability and experience of our personnel, new product development and ongoing product maintenance and support.

C.      Organizational Structure

          Dan and Gad Goldstein are co-founders, directors and shareholders of Formula. They are also directors and shareholders of several other companies which, together with us and the other subsidiaries, are known as the Formula Group. Formula is the parent company of the Formula Group.

          The following table presents certain information regarding the control and ownership of our significant subsidiaries, as of June 24, 2004.

Subsidiary	Country of Incorporation	Percentage Of Ownership

Matrix IT Ltd.	Israel	60.9%

Magic Software Enterprises Ltd.	Israel	50.6%

BluePhoenix Solutions Ltd.	Israel	58.6%

Sapiens International Corporation N.V.	Netherlands Antilles Islands	50.2%

nextSource Inc.	United States	100.0%

Formula Vision Technologies (F.V.T.) Ltd.	Israel	59.4%

          The ordinary shares of BluePhoenix, Magic and Sapiens are traded on the Nasdaq National Market and on the TASE, and the ordinary shares of Matrix and Formula Vision are traded on the TASE.

D.      Property, Plants and Equipment

          Our corporate headquarters, as well as the research and development and sales and marketing headquarters of a majority of our subsidiaries, are located in Herzlia, Israel.  We lease approximately 70,000 square feet of office space in Herzlia, pursuant to a lease which will expire on October 31, 2005 with an option to extend for an additional 36 months. In addition, several of our subsidiaries lease approximately65,000 square feet of office space in another building in Herzlia pursuant to leases ending in December 2006, with an option to extend for an additional 24 or 48 months. We also lease approximately 130,000 square feet of office space in several other locations in Israel.

          We own a 34,000 square feet facility in Or-Yehuda, Israel used for office space of Magic.

          In addition, Sapiens leases approximately 45,000 square feet of office space in Rechovot, Israel and several of our subsidiaries lease approximately 184,000 square feet of office space and sales and support premises in the United States, Europe and Asia.

          The aggregate amount we paid pursuant to our lease agreements in 2003 was approximately $10.3 million.

          We believe that our properties are adequate for our present uses. If in the future we will require additional space to accommodate our growth, we believe that we will be able to obtain this additional space without difficulty and at commercially reasonable prices.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

          Formula is the parent company of subsidiaries and affiliates, referred to collectively as the Formula Group. We are principally engaged in providing software consulting services, developing proprietary software products and providing computer-based business solutions.  We currently hold a controlling interest in five publicly traded subsidiaries: BluePhoenix, Magic, Matrix, Sapiens and Formula Vision. In addition, we wholly own nextSource. We consolidate the results of operations of our subsidiaries with ours. Our operating results are directly influenced by the consolidation and cessation of consolidation of our subsidiaries. This could cause significant fluctuations of our consolidated operating results. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and you should not rely on these comparisons as indications of our future performance.

          On December 31, 2001, we sold to Formula Vision our entire shareholdings in several private companies. As a result, we have not consolidated these companies in our balance sheet as of December 31, 2001. Beginning with the first quarter of 2002, we ceased consolidating their result of operations. This has influenced our results of operations in 2002, and among others, our revenues, cost of revenues, software development costs and selling, general and administrative expenses have decreased.

          In the first quarter of 2003, our interest in Sapiens exceeded 50% of Sapiens’ outstanding share capital. As a result, we began consolidating Sapiens’ results of operations. The consolidation of Sapiens contributed, among others, to the increase in our revenues in 2003 and in our selling, general and administrative expenses.

          In January 2004, we acquired a controlling interest in Formula Vision and accordingly began consolidating Formula Vision’s results of operations, beginning with the first quarter of 2004. Formula Vision’s revenues in the first quarter of 2004 were $13.5 million and its net loss was $2.8 million.

          One of our major assets is comprised of debentures issued to us by Formula Vision, in December 2001 and March 2002, in connection with the sale of the private companies held by us to Formula Vision. In January 2004, we exchanged a portion of the debentures for 59.4% of Formula Vision’s outstanding share capital. Following the exchange of a portion of the debentures, the aggregate amount of the debentures is $43.2 million. We evaluate, periodically, the quality of the indebtedness, the financial strength of Formula Vision and its ability to meet the repayment schedule of the loan. However, our financial condition could be seriously harmed in the event that Formula Vision fails to repay the loan under the terms of the debentures.

          We recognize revenues in two categories: the delivery of software services and the delivery of proprietary software solutions. All of our subsidiaries, including IT services companies and proprietary software solutions companies, recognize revenues from the delivery of software services, and most of them recognize revenues in both revenue categories. We have separated our subsidiaries into these categories in accordance with the category in which each subsidiary has earned most of its revenues. For information with respect to the accounting principles we use in revenue recognition, see Note 1M to our consolidated financial statements.

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

          Our functional and reporting currency

          Formula and some of our subsidiaries operate primarily in the economic environment of the New Israeli Shekel (NIS). The functional currency of our other subsidiaries is the dollar. We use the dollar as our reporting currency.

          We translate our financial statements into dollars, as well as the financial statements of our subsidiaries whose functional currency is the NIS, under the principles described in Financial Accounting Standards Board Statement No. 52. Assets and liabilities have been translated at period-end exchange rates.  Results of operations have been translated at the exchange rate at the dates on which those transactions occurred or at an average rate. We present material differences resulting from translation under shareholders’ equity in the item accumulating other comprehensive income (loss).If gains and losses arising from these translations are immaterial, we record them as financial expenses included in the statements of income. In the consolidation, we present the financial statements of subsidiaries whose functional currency is the dollar, at the original amounts.

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

          Revenue Recognition

          The revenue recognition policy of each of our significant subsidiaries is material because our revenue is a key component of our results of operations. Our revenue recognition determines the timing of certain expenses, such as commissions and royalties. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. Should changes in conditions cause our subsidiaries’ managements to determine that these guidelines are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

          Revenues derived from direct software license agreements are recognized in accordance with Statement of Position (SOP) 97-2 “Software Revenue Recognition” (as amended by SOP 98-4 and SOP 98-9), upon delivery of the software when collection is probable, the license fee is otherwise fixed or determinable and persuasive evidence of an arrangement exists. When a project involves significant modification of software, revenue is generally recognized according to the percentage of completion method. Under this method, estimated revenue is generally accrued based on costs incurred to date as a percentage of total updated estimated costs. If our subsidiaries do not accurately estimate the resources required or the scope of work to be performed, or do not manage their projects properly within the planned periods of time or satisfy their obligations under the contracts, then future margins may be significantly and negatively affected or losses on existing contracts may need to be recognized. Any such resulting reductions in margins or contract losses could be material to our results of operations. Our subsidiaries recognize contract losses, if any, in the period in which they first become evident.

          We recognize revenues from projects billed on a time and material basis, based on SOP 81-1 “Accounting for Performance of Construction - Type and Certain Production - Type Contracts”, using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provision for estimated losses on uncompleted contracts is made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2003, no such estimated losses were identified.

          We recognize revenues from consulting fees with respect to fixed fee contracts, based upon the percentage of completion method. We recognize contract losses, if any, in the period in which they first become evident.

          Revenues from contractual maintenance contract and training are recognized ratably over the contract period.

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

          Debentures

          One of our assets is comprised of debentures issued to us by Formula Vision in connection with the sale of private companies held by us to Formula Vision. We evaluate, periodically, the quality of the indebtedness, the financial strength of Formula Vision and its ability to meet the repayment schedule of the loan.As of the date of this annual report, Formula Vision fulfilled all of its payment obligations under the debentures. In the event that Formula Vision fails to repay the loan under the terms of the debentures, our business, financial condition and results of operations would be materially adversely affected.

A.       Operating Results

          Years Ended December 31, 2002 and 2003

          Revenues.  Revenues increased 29% from $283.3 million in 2002 to $366.8 million in 2003. The increase in revenues was mainly attributable to the consolidation of Sapiens’ results of operations beginning with the first quarter of 2003, the significant increase in nextSource’s revenues and an increase in demand for certain of our products and services. Revenues from the two categories of our operation were as follows:  Revenues from the delivery of software services increased from $171.3 million in 2002 to $196.8 million in 2003. Revenues from the sale of proprietary software solutions increased from $112.0 million in 2002to $170.0 million in 2003.

          Cost of Revenues.   Cost of revenues consists primarily of wages and related expenses and hardware and other materials costs.  Cost of revenues increased 23% from $186.9 million in 2002 to $230.5 million in 2003.  As a percentage of revenues, cost of revenues decreased from 66% in 2002 to 63% in 2003. The increase in cost of revenues was primarily due to the consolidation of Sapiens results of operations beginning with the first quarter of 2003 and the increase in cost of revenues of nextSource due to the increase in its volume of activities.

          Software Development Costs, net.   Software development costs consist primarily of wages and related expenses and, to a lesser degree, consulting fees we pay to independent contractors engaged in research and development.  Software development costs, net, consist of software development costs, gross, less capitalized software costs.  Software developments costs, gross, in 2003 and 2002 were $27.6 million and $20.4 million.  In 2003, we capitalized software costs of $10.2 million compared to $4.4 million in 2002.  Software development costs, net, increased 9% from $16.0 million in 2002 to $17.4 million in 2003.  As a percentage of revenues, software development costs, net decreased from 5.6% in 2002 to 4.7% in 2003.  The increase in software development costs was attributed primarily to the consolidation of Sapiens’ results of operations which was offset by the decrease in software development costs of BluePhoenix and Magic, due to efficiency measures taken by them. Amortization of capitalized software costs were $8.1 million in 2003 and $5.1 million in 2002, which amounts were included in cost of revenues.

          Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist primarily of severance and related expenses, travel expenses, selling expenses, rent, utilities, depreciation, amortization and professional fees.  Selling, general and administrative expenses increased from $85.3 million in 2002 to $107.1 million in 2003.  As a percentage of revenues, selling, general and administrative expenses remained relatively the same in 2002 and 2003.  The increase in selling, general and administrative expenses was primarily attributable to the consolidation of Sapiens’ results of operations.

          Restructuring Costs. We had no restructuring costs in 2003 compared to restructuring costs of $1.8 million in 2002. Restructuring costs in 2002 consist primarily of wages and relocation expenses, as well as expenses incurred by Magic related to closing of branches.

          Operating Income (Loss).  In 2003, we had operating income of $11.9 million compared to operating loss of $6.7 million in 2002. The operating income in 2003 is attributable to the improvement in the operating results of our subsidiaries Magic, BluePhoenix and Matrix which were offset by the operating loss of Sapiens.The operating loss in 2002 is attributable to the operating loss of certain of our subsidiaries which were harmed by the global and local slow-down.

          Financial Income (Expenses), net.  Financial expenses, net in 2003 were $3.7 million compared to financial income, net of $3.6 million in 2002.  Financial income (expenses), net, is influenced by various factors, including our cash balance, changes in the exchange rate of the NIS against the dollar, as well as changes in the Israeli CPI.

          Other Expenses, net.  Other expenses, net in 2003 and 2002 were $90,000 and $2.1 million.  Other expenses, net in 2002 was caused primarily by a partial write off of an investment by BluePhoenix.

          Gain on Realization of Shareholdings.  Gain on realization of shareholdings in 2003 was $2.8 million compared to $4.7 million in 2002.  Gain on realization of shareholdings in 2003 was primarily attributable to the sale of a portion of Magic shares in the market which resulted in gain to Formula of $722,000, gain from a decrease in our shareholdings in Matrix due to the issuance of Matrix shares to former shareholders of New Applicom and the issuance of Matrix shares to the shareholders of an acquired company resulting in gain of $1.1 million, the sale of Matrix warrants in the market which resulted in gain of $300,000 and the sale of Level 8 shares by BluePhoenix which resulted in gain of $376,000 to BluePhoenix.  Gain on realization of shareholdings in 2002 was attributable to the sale of Level 8 shares by BluePhoenix which resulted in gain of $5.5 million to BluePhoenix.

          Taxes on Income.  Taxes on income in 2003 were $2.5 million compared to $2.0 million in 2002.  Our effective tax rate relates to a portion of our earnings that we derive from capital gains. These capital gains are partly offset by other capital gains that are tax exempt, as well as by a portion of earnings derived from operations that are tax exempt under the Law of Encouragement of Capital Investments, 1959. Taxes on income are also attributable to certain of our subsidiaries that had taxable income.

          Company’s Equity in Results of Affiliates, net.  Our equity in losses of affiliates, net were $1.1 million in 2003 compared to $2.3 million in 2002.  Our equity in losses of affiliates, net  relates to affiliates of BluePhoenix.

          Minority Interest, net.  Minority interest, net, includes the minority interest in companies which are not wholly owned by the Formula Group during each of the periods indicated. Minority interest in profits of subsidiaries in 2003 was $4.1 million compared to minority interest in losses of subsidiaries of $2.4 million in 2002. This increase in minority interest, net is attributable to the profits of our subsidiaries Magic, BluePhoenix and Matrix which was offset by a loss at Sapiens.

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

          Software Development Costs, net.  Software developments costs, gross, in 2002 and 2001 were $20.4 million and $31.1million.  In 2002, we capitalized software costs of $4.4 million compared to $9.9 million in 2001.  Software development costs, net, decreased 25% from $21.3 million in 2001 to $16.0 million in 2002.  As a percentage of revenues, software development costs, net were 5.5% in 2001 and 5.6% in 2002.  The decrease in software development costs was attributed primarily to the sale to Formula Vision, at the end of 2001, of certain of our privately-held subsidiaries characterized by substantial research and development activities. Amortization of capitalized software costs were $5.1 million in 2002 and $6.6 million in 2001, which amounts were included in cost of revenues.

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

          Restructuring Costs. Restructuring costs consist primarily of wages and relocation expenses, as well as expenses related to closing of branches. Restructuring costs were $11.0 million in 2001 and $1.8 million in 2002. Restructuring costs in 2002 reflect primarily Magic’s restructuring costs. Magic, BluePhoenix and New Applicom contributed $6.6 million, $2.8 million and $1.5 million to the restructuring costs in 2001.

          Operating Loss.  In 2002, we had operating loss of $6.7 million compared to operating loss of $57.3 million in 2001. The operating loss in 2002 is attributable to the operating loss of certain of our subsidiaries which were harmed by the global and local slow-down.The operating loss in 2001 is attributable to the operating loss of certain of our subsidiaries, like Magic, BluePhoenix and Sintec which were harmed by the global and local slow-down, as well as to losses incurred by some of our privately-held subsidiaries which concentrate in research and development of products aimed for sale in the international markets. These privately-held subsidiaries were sold at the end of 2001 to Formula Vision.

          Financial Income, net.  Financial income, net in 2002 was $3.6 million compared to $2.7 million in 2001.  Financial income (expenses), net, is influenced by various factors, including our cash balance, changes in the exchange rate of the NIS against the dollar, as well as changes in the Israeli CPI.

          Other Expenses, net.  Other expenses, net in 2002 and 2001 were $2.1 million and $36.7 million.  Other expenses, net in 2002 was caused primarily by a partial write off of an investment by BluePhoenix. Other expenses, net in 2001 consist primarily of write off of goodwill by members of our group which include the write off of goodwill of $22.0 million by Magic, $5.0 million by New Applicom and $4.0 million by BluePhoenix. In addition, Formula wrote off $4.8 million with respect to its investment in Thoughtbubble.

          Gain on Realization of Shareholdings.  Gain on realization of shareholdings in 2002 was $4.7 million compared to $773,000 in 2001.  Gain on realization of shareholdings in 2002 was attributable to the sale of Level 8 shares by BluePhoenix which resulted in gain of $5.5 million to BluePhoenix.   Gain on realization of shareholdings in 2001 was attributable to gains recorded by our subsidiaries.

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

Impact of Inflation and Currency Fluctuations on Results of Operations

          Most of our revenues from sale of our products and services are in dollars and euros or are linked to the dollar or the euro, while a substantial portion of our expenses, principally salaries and related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or the euro or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar or euro cost of our operations and decreasing our operating profit. In recent years, the rate of devaluation of the NIS against the dollar and the rate of devaluation of the NIS against the euro have exceeded the rate of inflation, a reversal from prior years. 2003 was an exceptional year in which the Israeli consumer price index decreased by 2%. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar or against the euro. If the dollar or euro cost of our operations in Israel increases, our operating profit will be adversely affected. From time to time, we enter into hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar and the euro against the NIS. However, we cannot assure you that these measures adequately protect us from adverse effects arising from the impact of inflation in Israel.

Political, Economic and Military Conditions in Israel

          Our headquarters and principal research and development facilities are located in Israel.  Although we generate approximately 53% of our revenues from international markets, we are, nonetheless, directly influenced by the political, economic and military conditions affecting Israel.Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, all nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

B.      Liquidity and Capital Resources

          Since inception, we have financed our growth and business primarily through cash provided by operations and through public debt and equity offerings, as well as through private and public debt and equity offerings of our subsidiaries.  In addition, we finance our business through short-term loans and borrowings available under our credit facilities, and have recently consummated a debt offering.

          Cash

          At December 31, 2003 we had cash and cash equivalents and short-term investments of $102.2 million and at December 31, 2002, we had cash and cash equivalents and short-term investments of $102.7 million. At December 31, 2003, we had indebtedness to banks of $89.6 million, of which $67.7 million was current liabilities and $21.9 million was long-term liabilities. At December 31, 2002, we had indebtedness to banks of $95.3 million, of which $87.7 million was current liabilities and $7.6 million was long-term liabilities.

          Formula has entered into credit facilities with several banks, pursuant to which Formula may borrow from time to time, on a short-term basis, up to an aggregate of $37.0 million. Formula’s loan agreements contain a number of conditions and limitations on the way in which Formula can operate its business, including limitations on its ability to raise debt and sell or acquire assets; and prohibition on distribution of dividends at rates that exceed prevailing rates in other companies operating in our area of activity.  The loan agreements also contain various covenants which require Formula to maintain certain financial ratios related to shareholders’ equity and operating results that are customary for companies of comparable size. In addition, the loans provided by the banks will be repayable, at the discretion of the banks, in the event that Dan Goldstein or Gad Goldstein cease to serve in their current positions in Formula.

          Some of Formula’s assets, consisting of approximately 50% of the outstanding share capital of our subsidiaries, Matrix and BluePhoenix, are pledged to banks.

          Our subsidiaries maintain credit facilities with banks in accordance with their cash requirements. These credit facilities include, inter alia, certain covenants related to their operations, such as maintaining a minimum level of shareholders’ equity and reaching certain operating results targets. Some of our subsidiaries’ assets are pledged to the lender banks. If any of our subsidiaries does not meet the covenants specified in its credit agreement, and a waiver with respect to the fulfillment of such covenant has not been received from the lender bank, the lender bank may foreclose on the pledged assets to satisfy the debt.

          Cash flow provided by operating activities in 2003 was $12.3 million compared to cash flow provided by operating activities of $5.0 million in 2002.

          Financing activities

          Cash flow used in financing activities in 2003 was $4.6 million compared to cash flow provided by financing activities of $64.8 million in 2002. This was mainly the result of the following transactions:

          In 2002, BluePhoenix through its subsidiaries, repurchased 104,465 of its shares for an aggregate of $238,000.

          In May 2002, we completed a public offering pursuant to a prospectus in Israel of $14.8 million of debentures. Options to purchase an aggregate of 2 million of our ordinary shares were attached to the debentures. The debentures are payable in a lump sum in three years, but can be redeemed earlier by the holders at a predetermined redemption price. The nominal interest rate for each year during the three-year term is approximately 5.77%, payable at the end of the three-year period. Principal and interest on the debentures are linked to the Israeli consumer price index. In June 2003, we repurchased $2.4 million aggregate principal amount of the debentures, leaving $14.5 million aggregate principal amount of debentures outstanding. The associated options had a term of one year and were exercisable at a price of $15.8 per ordinary share, linked to the Israeli consumer price index. On May 31, 2003 the options expired. None of these options were exercised.

          In August 2002, Matrix completed a public offering of $19.6 million of convertible debentures. Options to purchase 10 million of Matrix’s ordinary shares were attached to the debentures.

          During 2002, we repurchased 324,780 of Formula’s ordinary shares in the open market for aggregate consideration of $3.4 million. During 2003, we sold 300,000 Formula ordinary shares on the TASE for aggregate consideration of $4.8 million.

          In the first quarter of 2003, Magic distributed a dividend to its shareholders of 40 cents per share. The aggregate amount distributed by Magic was $11.8 million.

          During 2003, Shandol exercised options to purchase 500,000 ordinary shares of Formula for an aggregate exercise price of $7.9 million.

          In December 2003, Sapiens completed an offering in Israel of convertible debentures and warrants exercisable into common shares of Sapiens, resulting in gross proceeds to Sapiens of approximately $17.1 million.

          Recent financing activities

          In the first quarter of 2004, non-affiliates of Sapiens exercised options, resulting in gross proceeds of approximately $1.6 million to Sapiens.

          In March 2004, BluePhoenix completed a $5 million private placement to institutional investors. Under the terms of this transaction, BluePhoenix issued to the institutional investors convertible debentures, bearing interest at an annual rate of 2%. In addition, the institutional investors were granted warrants with an aggregate exercise price of $2.85 million exercisable into BluePhoenix ordinary shares. The warrants are exercisable during a period of 5 years commencing in September 2004. Under certain circumstances, the institutional investors may increase their investment by an additional $3 million of debentures and receive warrants on the same terms as the initial warrants, exercisable into such number of BluePhoenix ordinary shares equal to 50% of the ordinary shares into which the debentures are convertible.

          In April 2000, F.I.D. Holdings Ltd. and Israel Discount Bank Ltd. invested $15 million in eZoneXchange.com, Inc., a subsidiary of Sapiens. This private placement was accompanied by a put/call agreement, under which the participating investors were granted the right to require Sapiens to repurchase their shares in eZone, beginning in May 2004, in exchange for cash and Sapiens common shares. In February 2001, eZone’s operations were discontinued and Sapiens agreed to a partial exercise of the put option, resulting in a payment to the investors of $4.5 million. In March 2004, Sapiens entered into a new agreement with the investors which replaced the put/call agreement and extended the period in which Sapiens may fulfill the terms of the put option. Sapiens agreed to issue to the investors, in a private placement, 750,000 common shares and warrants to purchase an additional 350,000 common shares that are exercisable through December 31, 2007. In addition, Sapiens agreed to pay the investors by May 1, 2005, in two annual installments, an aggregate of $8.6 million plus interest at an annual rate of 7.5%.

          Investment activities

          Net cash used in investing activities in 2003 were $7.5 million and were comprised of the following transactions:

          During 2003, we purchased shares of several of our subsidiaries in the open market, as follows: 64,600 shares of BluePhoenix for an aggregate purchase price of $150,539, 776,154 shares of Magic for an aggregate purchase price of $911,923, 1,401,189 shares of Sapiens for an aggregate purchase price of $1.2 million and 30,396 shares of Matrix for an aggregate purchase price of $46,398.

          During the fourth quarter of 2003, we purchased an aggregate of 4,224,956 shares of Matrix for an aggregate purchase price of $10 million, under put options we granted in October 2002 to selling shareholders of New Applicom and Sintec.

          During 2003, we sold in the open market 346,364 ordinary shares of Magic for aggregate consideration of $1.4 million, and warrants of Matrix for aggregate consideration of $350,000.

          During 2003, our subsidiaries capitalized software development costs in an aggregate amount of $10.2 million.

          As a result of the consolidation of Sapiens in 2003, we increased our positive net cash to $20.5 million.

          Net cash used in investing activities in 2002 were $60.2 million and were comprised of the following transactions:

          During 2002, we purchased shares of several of our subsidiaries in the open market, as follows: 629,467 shares of BluePhoenix for an aggregate purchase price of $2.9 million, 1,015,500 shares of Magic for an aggregate purchase price of $1.5 million, 514,832 shares of Liraz for an aggregate purchase price of $864,000, 1,984,211 shares of Sapiens for an aggregate purchase price of $1.6 million, 1,438,045 shares of Matrix for an aggregate purchase price of $2.1 million, options to purchase 6,381,800 shares of Matrix for an aggregate purchase price of $1.0 million, 695,347 shares of New Applicom for an aggregate purchase price of $2.7 million, 7,944,630 shares of Sintec for an aggregate purchase price of $6.5 million, and 347,307 shares of Sivan for an aggregate purchase price of $55,000.

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

          In November 2002, we completed a sale to Matrix of our entire shareholdings in New Applicom, Sintec and Sivan, for aggregate consideration of $29.7 million. Under this transaction, we sold to Matrix 3,870,498 shares of New Applicom, representing approximately 60.8% of New Applicom’s outstanding share capital, for an aggregate of $16.9 million; 15,330,309 shares of Sintec, representing Sintec’s entire outstanding share capital, for an aggregate of $12.5 million; and 8,930,100 shares of Sivan, representing approximately 69.0% of Sivan’s outstanding share capital, for an aggregate of $346,000. The shares we sold to Matrix were comprised of (i) shares previously held by us; (ii) shares that we purchased from third parties in October 2002; and (iii) shares that we bought in tender offers we published in October 2002. The price per share paid to us by Matrix for each of New Applicom’s, Sintec’s and Sivan’s shares previously held by us and those we purchased from third parties was equal to the equity per share of each of the companies. The shares that we purchased in October 2002 from third parties were as follows: (i) 552,789 shares of New Applicom that we purchased in exchange for 1,436,096 shares of Matrix; (ii) an aggregate of 4,200,000 shares of Sintec that we purchased in exchange for 2,180,780 shares of Matrix; and (iii) an aggregate of 1,100,000 shares of Sintec that we purchased in exchange for 608,080 shares of Matrix. As part of the transaction, we published in October 2002, cash tender offers for the shares of New Applicom, Sintec and Sivan not owned by us. Following the closing of the tender offers, we sold to Matrix the shares that we purchased in the tender offers for the same purchase price we paid for the shares; $3.7 for each New Applicom share, $0.8 for each Sintec share and $0.15 for each Sivan share.

          In November 2002, we sold to BluePhoenix,in a share exchange transaction, 3,912,999 ordinary shares of Liraz, representing our entire 57.9% interest in Liraz. In consideration therefor, BluePhoenix issued to us 2,343,113 BluePhoenix ordinary shares. The number of shares issued to us by BluePhoenix was calculated based on an exchange ratio of 1:1.67, such that BluePhoenix issued to us one BluePhoenix share for 1.67 shares of Liraz.

          Net cash used in investing activities during 2002 and 2003 related primarily to the purchase of fixed assets, investments in subsidiaries and affiliates and acquisitions of new companies by us and our subsidiaries.

          Recent investment activities

          In 2004, we sold in the open market, 231,182 shares of Magic for aggregate consideration of $1.6 million, and 2,600,000 shares of Matrix for aggregate consideration of $6.1 million.

          We believe that the net cash proceeds we raised by financing activities, together with cash flows from operating activities, will be sufficient to meet our cash needs for the next 12 months at the current level of operations. We will consider in the future additional equity issuances, debt issuances or borrowings from banks if necessary to meet cash needs for our growth.

Commitments and Contingent Liabilities

          Liens

          We have pledged securities, consisting of approximately 50% of the outstanding share capital of our subsidiaries, Matrix and BluePhoenix, as well as bank accounts in favor of banks under our credit facilities with those banks.

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

          In connection with the purchase of shares of New Applicom and Sintec from third parties prior to selling these shares to Matrix in October 2002, we granted the sellers certain put options to sell to us Matrix’s shares that they received in exchange for the shares of New Applicom and Sintec. During the fourth quarter of 2003, the selling shareholders exercised the put options described above and sold to us an aggregate of 4,224,956 shares of Matrix for aggregate consideration of $10 million. For more information, see “Item 4.A. History and Development of the Company-Capital Expenditures and Divestitures-Sale of New Applicom, Sintec and Sivan to Matrix.”

          Formula and certain of our subsidiaries have committed not to create a floating charge on our assets.

          We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7.B. Related Party Transactions—Indemnification of Office Holders.”

Related Party Transactions

          In January 2004, Formula acquired 59.4% of the outstanding share capital of Formula Vision in exchange for approximately $35 million of the debentures issued by Formula to Formula Vision in 2001. The price per share was NIS 4.11 ($0.93) which reflects the average closing price of Formula Vision’s shares on the TASE during the 30 days preceding Formula’s resolution approving the transaction. This transaction is considered a related party transaction since Dan Goldstein serves as the chairman of the board of directors and the chief executive officer of Formula and Formula Vision and was at the time of consummation of the transaction, a controlling shareholder of Formula Vision. In addition, Gad Goldstein serves as a director of Formula and Formula Vision. For more information, see “Item 7.B. Related Party Transactions— Transactions between Formula and Formula Vision.” We believe that the price per Formula Vision’s share paid by Formula in this transaction reflects a fair value of the shares. We do not believe that the impact of this transaction on our results of operations would have been different if the transaction would have been made with a third party not affiliated with us.

          For more information about the transaction between Formula and Formula Vision, see “Item 4.A. History and Development of the Company -Capital Expenditures and Divestitures-Restructuring of Our Corporate Structure - Transactions with Formula Vision.”

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

          On January 1, 2003, Israel’s tax laws underwent a significant tax reform (Amendment 132 to the Income Tax Ordinance (New Version) - 1961), referred to as the new law. The underlying principle of the new law is to broaden the categories of taxable income, and reduce the tax rates imposed on employment income. Among the key provisions of this reform legislation are (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the controlled foreign corporation concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence.

C.      Research and Development, Patents and Licenses

          In 2003, we spent on research and development activities $17.4 million, in 2002 we spent $16 million and in 2001 we spent $21.3 million. The increase in the amount spent on research and development activities in 2003 compared to 2002, relates primarily to the consolidation of Sapiens. However, the increase was partially offset by a decrease in the research and development expenditures of certain of our subsidiaries as part of a cost restructuring measures taken by these companies. The decrease in the amount spent on research and development activities in 2002 compared to 2001, relates primarily to the sale to Formula Vision at the end of 2001, of certain of our privately-held subsidiaries characterized by substantial research and development activities.  For a description of our research and development activities, see “Item 4.B. Business Overview-Software Development.”

          For information concerning our intellectual property rights, see “Item 4.B. Business Overview-Intellectual Property Rights.”

D.      Trend Information

          We have been affected by global economic changes, in particular the sharp decline in capital spending in the information technology sector and the IT business slow-down in North America and Europe, as well as in Israel. Uncertainties in the North American, European and Israeli markets have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitment. These changes in purchasing patterns in the IT industry affected directly the operating results of some of our subsidiaries, which in turn affected our consolidated operating results. Our revenues decreased from $402.5 million in 2000 to $387.7 million in 2001 and to $283.3 million in 2002. In 2003, as a result of a slight recovery of the market, and the impact of the consolidation of the results of operations of Sapiens, this trend changed, and our revenues increased to $366.8 million. We cannot know whether the global market will recover in the future, and how the economic conditions will continue to affect our business.

          As IT spending is more cautious, we have pursued a strategy aimed at addressing current market needs through the introduction of cost-effective, new and enhanced products. We strive to use our best efforts to take advantage of the current slow-down to prepare our infrastructure to maximize the long-term growth potential of the software market.

E.      Off-Balance Sheet Arrangements

          We do not have any off-balance sheet arrangements.

F.      Tabular Disclosure of Contractual Obligations

          The following table summarizes our contractual obligations and commitments as of December 31, 2003.

	Payment due by period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Other (1)

	$ in thousands

Long term debt obligations	83,837	8,999	62,170	8,408	4,260	-

Lease obligations	35,076	8,581	12,821	10,672	3,002	-

Liability in respect of the acquisition of activities	2,149	165	331	331	1,322	-

Other long-term liabilities reflected on our balance sheet under U.S. GAAP	18,555	-	-	-	-	18,555

Total	139,617	17,745	75,322	19,411	8,584	18,555

(1)	Other obligations include unrealized gains and sevarance pay, the due date of which is unknown.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

          The following table describes information about our directors and senior management as of June 24, 2004.

Name	Age	Position

Dan Goldstein	50	Chairman of the Board, Chief Executive Officer
Gad Goldstein	45	President, Director
Shai Beilis	56	Director
Shlomo Nass	44	Director
Prof. Moshe Zviran (1)	48	Director
Daphna Kedmi (1)	51	Director
Bruria Gross Prushansky	51	Secretary and General Counsel
Naamit Salomon	40	Vice President, Finance

(1) Outside director. See “Item 6.C. Board Practices —Outside Directors; Audit Committee, Internal Auditor, Approval of Certain Transactions”, below.

          Dan Goldstein has served as a chairman of our board of directors and our chief executive officer since January 1985. Mr. Goldstein is also the chairman of the board of directors of Matrix and Formula Vision and is a director of BluePhoenix, Magic, Sapiens and of other companies within the Formula Group.  Mr. Goldstein holds a BA degree in mathematics and computer sciences and an MA degree in business administration, both from Tel Aviv University. Dan Goldstein is the brother of Gad Goldstein.

          Gad Goldstein has served as one of our directors since January 1985. Mr. Goldstein was our vice president from 1985 through 1995 and was appointed our president in 1995. Mr. Goldstein is chairman of the board of BluePhoenix and is also a director of other companies within the Formula Group, including Matrix, Magic, Sapiens and Formula Vision. Mr. Goldstein holds a BA degree in economics and an MA degree in business administration, both from Tel Aviv University. Gad Goldstein is the brother of Dan Goldstein.

          Shai Beilis has served as one of our directors since December 1997. Mr. Beilis is also a director of BluePhoenix. From July 1993 to the beginning of 1995, Mr. Beilis served as the managing director of Clal Computers and Technology Ltd., an Israeli information technology company. Mr. Beilis holds a B.Sc. in mathematics and economics from the Hebrew University in Jerusalem and an MA in computer science from the Weizmann Institute of Science.

          Shlomo Nass has served as one of our directors since April 2003.  Mr. Nass is the president, a partner and a director of I.G.B. - Israel Global Business investment group companies.Mr. Nass performs various public duties, including serving as a member of the excutive committee of Bar-Ilan University, as a member of the court of appeal of the Institute of Certified Public Accountants and as a member of various entities and committees of the Institute of Certified Public Accountants. Mr. Nass also served as a member of the Israeli Securities Authority (as a public representative).  Mr. Nass holds a B.Sc. degree in economics and accounting, and an LL.B degree, both from the Bar-Ilan University.  Mr. Nass is a certified public accountant, a member of the Israeli Bar and holds a Ph.D. in law.

          Professor Moshe Zviran has served as one of our directors since January 2000.  He is currently an associate professor at the Tel-Aviv University Graduate School of Management.  Professor Zviran holds a BA degree in mathematics and computer sciences and a M.Sc. and Ph.D. in business administration – information systems, all from Tel-Aviv University.

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

          Naamit Salomon has served as our vice president, finance since August 1997.  Ms. Salomon also serves as a director of Magic and Sapiens. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group.  Ms. Salomon holds a BA degree in economics and business administration from Ben Gurion University.

B.      Compensation

          In 2003, we paid to our directors and officers (eight persons) aggregate direct remuneration of approximately $847,800. This amount includes amounts set aside or accrued to provide post-employment benefits.

          This amount does not include the following:

•	amounts expended by us for automobiles made available to our officers;

•	expenses, including business travel, professional and business association dues and expenses, that we reimburse our officers for; and

•	other fringe benefits that companies in Israel commonly reimburse or pay to their officers.

          The amount also includes payment of director’s fees to our non-employee directors. Our employee directors do not receive fees for their services as directors. In 2003, we paid an aggregate amount of $64,758 for post-employment benefits for our executive officers and directors.

          In November 2000, options to purchase 16,000 ordinary shares were granted to certain of our officers under the 2000 share option plan. No director has been granted options under this plan.  The exercise price of the options is $30.8  per share, as indexed to the Israeli CPI. All of these options are currently exercisable. These options expire on the fifth anniversary of the date of grant.

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

C.      Board Practices

          Pursuant to our articles of association, directors are elected at the annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Our board is comprised of 6 persons, of which 3 have been determined to be independent within the meaning of the applicable Nasdaq requirements. The board includes two outside directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “-Outside Directors,” below. We compensate our outside directors in accordance with the regulations promulgated under the Israeli Companies Law, 1999, referred to as the Companies Law. We compensate Mr. Shlomo Nass in the same amounts we compensate our outside directors.  Each director, except for the outside directors , holds office until the next annual general meeting of shareholders. Officers are appointed by our board of directors. For information regarding the employment agreements of our officers, see “Item 6.B. Compensation.”

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

          The initial term of an outside director is three years and may be extended for an additional three years. The independent directors appointed before the new Companies Law became effective shall serve as outside directors for a term of five years commencing upon their appointment in accordance with the provisions of the Israeli Companies Ordinance [New Version] 1983. These directors may not be reappointed until after two years have passed from the conclusion of their term. At present, Ms. Daphna Kedmi and Prof. Moshe Zviran serve as our outside directors, each of which to hold office until January 2005.

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

Audit Committee

          The Companies Law requires public companies to appoint an audit committee, comprised of at least three directors, including all of the outside directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

          In addition, under the applicable NASDAQ rules, we are currently required to have at least two independent directors and to maintain an audit committee, which two out of three of its members are independent of management. Our outside directors qualify as independent directors under the applicable NASDAQ rules and those of the Securities and Exchange Commission. We have established an audit committee, consisting of the two outside directors, Prof. Moshe Zviran and Daphna Kedmi, as well as Shlomo Nass. The board has agreed that Shlomo Nass is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert.”

          Under the Companies Law, the audit committee is responsible for overseeing the business management practices of the company in consultation with the company’s internal auditor and the independent auditor, making recommendations to the board to improve such practices and approving related party transactions as required by law. In accordance with the Sarbanes-Oxley Act and Nasdaq requirements, our audit committee is directly responsible for the appointment, compensation, retention and oversight of our independent auditors. In addition, the audit committee is responsible for assisting the board in monitoring our financial statements and the effectiveness of our internal controls. We are in the process of implementing a formal audit committee charter embodying these responsibilities.

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

          Office Holders’ Insurance. Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders imposed on the office holder in respect of an act performed in his or her capacity as an office holder, with respect to:

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

D.      Employees

          We have approximately 3,500 full-time employees, of whom approximately 3,100 are software professionals.  In 2002, we had the same approximate number of employees. In 2001, we had approximately 3,700 full-time employees, of whom approximately 3,300 were software professionals.  The number of our employees in 2002 and 2003 remained relatively the same as a result of an increase in the number of employees of Matrix and nextSource in 2003 that was offset by a decrease in the number of employees of Magic and Sapiens due to restructuring measures taken by these subsidiaries including closing of branches and business lines. The decrease in the number of employees in 2002 compared to 2001 relates primarily to the sale of certain of our privately-held subsidiaries to Formula Vision, at the end of 2001.

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

E.     Share Ownership

          The following table presents information regarding the ownership of our ordinary shares by the persons listed in the table under “Directors and Senior Management”, as of June 24, 2004.

	Shares beneficially owned		Options to purchase ordinary shares

Name	Number	Percentage of outstanding ordinary shares (1)

Dan Goldstein	2,000,034	18.5%
Gad Goldstein	325,000	3.0%
All directors and officers as a group (8 persons) (2)	2,332,263	21.6%	16,000(3)

(1)	Percentages in the above table are based on 10,800,000 ordinary shares outstanding as of June 24, 2004.

(2)

Each of the directors and executive officers not separately identified in the above table beneficially owns less than one percent of our outstanding ordinary shares (including options held by each of these persons) and have therefore not been separately disclosed.

(3)	All of these options are currently exercisable at an exercise price of $30.8 per share, as indexed to the Israeli CPI. These options expire in November 2005.

Arrangements Involving the Issue or Grant of Options to Purchase Shares

          The 2000 Share Option Plan

          In November 2000, we adopted a share option plan under which we may grant options to purchase up to an aggregate of 300,000 ordinary shares to employees and members of our management. Of these options, we granted in November 2000, options to purchase 64,500 ordinary shares to certain of our employees, including options to purchase 16,000 shares granted to certain of our officers and directors. The exercise price of these options is $30.8 per share, as indexed to the Israeli CPI. The options vested over a three-year period from the date of grant. The options expire on the fifth anniversary of the date of grant.  As of June 24, 2004, none of these options has been exercised.

          Option Plans of Our Subsidiaries

          Our operating subsidiaries generally have share option plans pursuant to which qualified directors, employees and consultants may be granted options for the purchase of securities in these subsidiaries.  In addition, these subsidiaries may from time to time grant options to third parties as part of a business transaction.

          Options Granted to Shandol

          On August 10, 2000, an extraordinary general meeting of shareholders approved the grant of options to Shandol, a subsidiary of Formula at that date, to purchase 500,000 ordinary shares. Shandol exercised these options in December 2003 and sold the shares in transactions on the TASE. The exercise price of the options was at a price per share that reflects the average price of an ordinary share on the TASE during the 14 trading days preceding the notice of exercise. These options were in addition to options to purchase 1,000,000 ordinary shares previously granted to Shandol and exercised by Shandol in November 2001.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

          The following table presents information regarding the ownership of our ordinary shares at June 24, 2004 by each person known to us to be the beneficial owner of more than 5% of our ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.  Except where we indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of our shares listed below have sole investment and voting power with respect to the shares.

Name and Address	Shares Beneficially Owned	Percent of Class (1)

Dan Goldstein (2)	2,000,034	18.5%

Bank Leumi Le’Israel B.M. (3)	845,639	7.8%

(1)

Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of June 24, 2004, are treated as outstanding only for the purposes of determining the percent owned by this person or group. Percentages in the above table are based on 10,800,000 ordinary shares outstanding as of June 24, 2004.

(2)	In January 2002, Dan Goldstein purchased 850,000 ordinary shares from Shamrock Holdings of California Inc.
(3)

Bank Leumi Le’Israel B.M. is publicly traded on the TASE. The major shareholder of Bank Leumi is the Government of Israel  (36..9%). Shlomo Eliahu Holdings holds a 10%  interest in Bank Leumi, Otzar Hityashvut Hayehudim holds a 4.9% interest and Bank Hapoalim holds 5.4%.

          As of June 24, 2004, 10,800,000 ordinary shares were issued and outstanding, excluding 24,780 ordinary shares that we purchased during 2002. At that date, we had approximately 15 shareholders of record. All of our ordinary shares have equal voting rights. However, under applicable Israeli law, the shares we hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

          As of June 24, 2004, 462,036 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York, representing 462,036 of our ordinary shares. As of that date, there were 13 registered holders of ADSs in the United States.

B.         Related Party Transactions

          Purchase of Sintec Media Shares by Formula Vision

          In September 2001, Sintec entered into an agreement with Formula Vision, pursuant to which Formula Vision purchased Sintec’s entire shareholdings in Sintec Media Ltd., representing 25% of Sintec Media Ltd.’s outstanding share capital, for aggregate consideration of $2.6 million. In connection with this transaction, Formula Vision has granted to Sintec an option, exercisable within three years from the date of closing, to purchase up to 10% of the shares sold to Formula Vision, at the same purchase price set out in the agreement between the parties. This transaction is considered a related party transaction since Dan and Gad Goldstein served as directors of Formula Vision and Sintec.

          Purchase of T-Soft Shares by Formula Vision

          In September 2001, Comsoft Technologies Ltd. entered into an agreement with Formula Vision, pursuant to which Formula Vision purchased Comsoft’s entire shareholdings in T-Soft Ltd., representing 46% of T-Soft Ltd.’s outstanding share capital, for aggregate consideration of $2.8 million. In connection with this transaction, Formula Vision has granted to Comsoft an option, exercisable within three years from the date of closing, to purchase up to 10% of the shares sold to Formula Vision, at the same purchase price set out in the agreement between the parties. This transaction is considered a related party transaction since Dan and Gad Goldstein served as directors of Formula Vision and Comsoft.

          Options Granted to Shandol

          On August 10, 2000, an extraordinary general meeting of shareholders approved the grant of options to Shandol, a subsidiary of Formula at that date, to purchase 500,000 ordinary shares. Shandol exercised these options in December 2003 and sold the shares in transactions on the TASE. The aggregate exercise price of the options was $7.9 million and was calculated at a price per share that reflects the average price of an ordinary share on the TASE during the 14 trading days preceding the notice of exercise.

          Registration Rights Agreements

          In 1997, Formula, Dan Goldstein, Gad Goldstein, Aaron Crystal and an additional shareholder, referred to collectively as the holders, entered into a registration rights agreement with BluePhoenix. Under this registration rights agreement, the holders have certain registration rights with respect to their BluePhoenix shares, beginning January 31, 1998. BluePhoenix has agreed that, beginning January 31, 1998, at the request of the holders of a majority of the shares held by the holders, and on no more than two occasions, BluePhoenix will file a registration statement under the Securities Act of 1933, as amended, referred to as the Securities Act, for an offering of the shares with respect to which registration is requested. In addition, if BluePhoenix otherwise proposes to register its ordinary shares under the Securities Act, these holders may request that BluePhoenix register their shares as well, subject to certain limitations. BluePhoenix shall bear all fees and expenses in connection with the registration, except that the holders will pay all fees and expenses of their own counsel and all underwriting discounts and commissions relating to their shares. In accordance with this agreement, in May 2004, BluePhoenix included 100,000 BluePhoenix shares held by each of Dan Goldstein, Gad Goldstein and Aaron Crystal, in a registration statement on Form F-3 filed by BluePhoenix under the Securities Act.

          In October 2002, Formula and other shareholders of Liraz entered into a registration rights agreement with BluePhoenix as part of a share exchange agreement with those shareholders. Under this agreement, BluePhoenix agreed that, until October 12, 2005, at the request of the holders of at least 20% of the shares issued to Liraz shareholders under the share exchange agreement, and no more than once, BluePhoenix will, subject to certain limitations, file a registration statement under the Securities Act for an offering of their shares with respect to which registration is requested. In addition, if BluePhoenix otherwise proposes to register its ordinary shares under the Securities Act, these holders may request that BluePhoenix registers their shares as well, subject to certain limitations. BluePhoenix shall bear all expenses in connection with the registration, provided that all underwriting commissions shall be paid by the holders selling shares with respect to their shares sold. In accordance with this agreement, in May 2004, BluePhoenix included 100,000 BluePhoenix shares held by Arie Kilman, in a registration statement on Form F-3 filed by BluePhoenix under the Securities Act.

          Voting Agreement

          Messrs. Dan Goldstein and Gad Goldstein have entered into voting agreements that require them to vote the ordinary shares of BluePhoenix held by them as instructed by Formula. The voting agreements may be terminated by either party upon a prior notice.

          Transactions between Formula and Formula Vision

          In July 2001, Formula granted to Formula Vision, an option to purchase our interests in certain privately-held companies. On November 28, 2001, Formula Vision exercised the option. Accordingly, we transferred to Formula Vision our entire interest, including related obligations, in certain companies for aggregate consideration of $58.9 million. Under the agreement with Formula Vision, Formula Vision issued to us in December 2001, a series of 5-year debentures of $58.9 million in the aggregate, linked to the Israeli CPI and bearing an interest at an annual rate of 5%. On March 31, 2002, we lent to Formula Vision an additional $19.4 million in consideration for a series of debentures with similar terms of the debentures issued in December 2001.

          Formula is entitled, during a 3-year period ending in November 2004, to repurchase from Formula Vision up to 10% of the sold shares of the transferred companies, at the same purchase price set out in the agreement between the parties.  As part of the agreement between us and Formula Vision, we also transferred to Formula Vision our rights and obligations with respect to the transferred companies under our agreements with each of Shamrock, FIMI and IDB. This series of transactions is considered a related party transaction since Dan Goldstein serves as the chairman of the board of directors and the chief executive officer of Formula and Formula Vision and was at that time, a controlling shareholder of Formula Vision. In addition, Gad Goldstein serves as a director of Formula and Formula Vision.

          In January 2004, Formula Vision issued to Formula 38,000,000 shares representing 59.4% of Formula Vision’s outstanding share capital in exchange for $35 million of the amount of the debentures. The transaction was approved by Formula’s audit committee and by its board of directors. The price per share reflects the average closing market price of Formula Vision’s share on the TASE during the 30 days preceding the date of approval of the transaction by Formula’s board of directors. In connection with this transaction, following the receipt by Formula Vision of the opinion of the Israeli Securities Authority, referred to as the ISA, regarding this transaction, Formula Vision informed its shareholders that it was the ISA’s  opinion that the said transaction requires the approval of Formula’s shareholders with the special majority required under the Israeli law for approval of related party transactions. In the  absence of such approval, if required,  Formula may revoke the transaction, and may also claim damages from Formula Vision, without revoking the transaction, provided Formula Vision knew of Messrs. Goldstein’s personal interest in the said transaction and knew, or should have known, about the absence of such approval. The  ISA’s opinion was based on the assumption that Messrs. Goldstein’s ability to direct Formula’s activity derives mainly from their substantial holdings in Formula, and as such, their positions as office holders cannot be viewed as unrelated to their shareholdings.

          The Company is of the view, based on its legal counsels’ opinion, that Messrs. Goldstein do not hold a controlling interest in Formula under the law.

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

          The indemnification described above shall also apply to an obligation or expense imposed on the office holder in respect of an act performed in his or her capacity as an office holder or an employee of one of our subsidiaries. Our undertaking for indemnification is limited to up to 25% of our shareholders’ equity as it appears in our latest financial statements known at the date of indemnification.

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

          Office Holders’ Insurance

          We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium Formula paid during 2003 was approximately $120,000.

          Other Transactions

          From time to time, in our ordinary course of business, we engage in transactions with our subsidiaries and affiliates. We believe that these agreements are made on an arms’ length basis upon terms and conditions no less favorable to us, our subsidiaries and affiliates, as we could obtain from unaffiliated third parties. If we engage with our subsidiaries and affiliates in transactions which are not in the ordinary course of business, we receive the approvals required under the Companies Law. These approvals include audit committee approval, board approval and, in certain circumstances, shareholder approval. See “Item 6.C. Board Practices.”

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

          Financial Statements

          The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

          Legal Proceedings

          We are not involved in any proceedings in which any of our directors, members of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries. We are also not involved in any material legal proceedings, except as described below.

          In October 2003, a former New Applicom shareholder filed an application with the Tel Aviv, Jaffa District Court to approve a claim filed by him against Matrix, as a class action. The claim relates to the acquisition of New Applicom shares, which Matrix consummated in June 2003. The shareholder alleges that the share price Matrix paid to New Applicom’s shareholders in the tender offer was lower than the fair price of New Applicom shares. The maximum amount of the claim is approximately $1.2 million in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of New Applicom who sold their shareholdings to Matrix pursuant to the tender offer. The plaintiff has applied for such approval in the lawsuit. We believe that the allegations against Matrix in this proceed are without merit and accordingly, filed an application to strike out the claim in limine.

          In July 2003, a former Liraz shareholder filed an application with the Tel Aviv, Jaffa District Court to approve a claim filed by him against BluePhoenix, as a class action. The claim relates to the acquisition of Liraz shares, which BluePhoenix completed in March 2003. The shareholder alleges that the share price BluePhoenix paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. In the lawsuit, the plaintiff has applied for the court’s approval to represent all of the shareholders of Liraz who sold their shareholdings pursuant to the tender offer and the mandatory acquisition. A preliminary hearing is scheduled for October 2004. We believe that the allegations against BluePhoenix in this proceeding are without merit and intend to vigorously defend the claim and contest the allegations made therein.

        Dividend policy

          In August 2001, Formula distributed to its shareholders a dividend in kind of Formula Vision’s (formerly known as Mashov) shares held by Formula. Other than this distributon, Formula has never declared or paid dividends to our shareholders and we do not intend to pay dividends in the future. We anticipate that we will retain all of our future earnings for use in the expansion and operation of our business. However, in certain circumstances, we might consider in the future a distribution of dividends.

B.        Significant Changes

          In January 2004, we acquired a controlling interest in Formula Vision and accordingly began consolidating Formula Vision’s results of operations, beginning with the first quarter of 2004. This has impacted our revenues, operating income and net incme. In the first quarter of 2004, our revenues were $109.1 million and our net income was $2.6 million. Formula Vision’s revenues in the first quarter of 2004 were $13.5 million and its net loss was $2.8 million.

          Except as described above and disclosed elsewhere in this annual report, there has been no material change in our financial position since December 31, 200

ITEM 9. THE OFFER AND LISTING

A.      Offer and Listing Details

          Price Range of Ordinary Shares

               The following table shows the high and low closing price for our ordinary shares on the TASE, for the periods indicated.  The exchange rate reported by the Bank of Israel on June 24, 2004 was NIS 4.509 = $1.00.

	Closing Price Per Share in NIS

Calendar Period	High	Low

1999	189.90	90.50
2000	355.00	116.60
2001	151.30	48.11
2002	75.80	40.12
First Quarter	75.80	54.80
Second Quarter	57.10	41.95
Third Quarter	56.00	44.06
Fourth Quarter	50.20	40.12
2003	79.40	34.03
First Quarter	41.33	34.03
Second Quarter	63.90	38.05
Third Quarter	61.40	50.70
Fourth Quarter	79.40	56.70
2004
First Quarter	98.40	77.30
January	90.50	78.90
February	98.10	77.30
March	98.40	87.70
April	94.70	88.40
May	93.40	80.80
June (through June 24)	87.97	83.10

        Price Range of American Depositary Shares

          The following table shows, for the periods indicated, the high and low closing sale prices for the ADSs, as reported by the Nasdaq National Market.

	Closing Price Per Share in $

Calendar Period	High	Low

1999	47.94	22.00
2000	92.19	27.00
2001	38.00	11.25
2002	16.92	8.16
First Quarter	16.92	11.73
Second Quarter	11.92	8.53
Third Quarter	11.67	8.98
Fourth Quarter	10.70	8.16
2003	18.05	6.71
First Quarter	8.75	6.71
Second Quarter	14.35	8.01
Third Quarter	14.32	10.75
Fourth Quarter	18.05	12.51
2004
First Quarter	22.08	16.61
January	20.39	16.76
February	22.08	16.61
March	21.95	19.35
April	20.61	18.75
May	20.05	17.21
June (through June 24)	19.02	18.18

B.      Plan of Distribution

Not applicable.

C.      Markets

          Since our initial public offering in 1991, our ordinary shares have been traded in Israel on the TASE. No U.S. trading market exists for the ordinary shares. Since October 1997, our ADSs are traded on the NASDAQ National Market, under the symbol “FORTY”.

D.      Selling Shareholders

Not applicable.

E.      Dilution

Not applicable.

F.      Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.       Share Capital

Not applicable.

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

C.      Material Contracts

          We consider our investment in Sapiens and the transactions with Formula Vision as material contracts. For a summary of the terms of these contracts, see “Item 4.A. Information on the Company–  Capital Expenditures and Divestitures.”

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

          Under current Israeli law, individual or corporate shareholders (which are not subject to the provisions of the Inflationary Adjustments Law), selling our ordinary shares are subject to a 15% tax rate on any capital gain accrued after January 1, 2003 when certain conditions are met. However, foreign residents are exempt from capital gains tax on the sale of traded securities of Israeli companies.  The foregoing does not apply to companies or individuals which are subject to Chapter II of the Income Tax (Inflationary Adjustments) Law, 1985. In general, Chapter II of the Inflationary Adjustments Law applies to all Israeli companies and individuals, except for those companies which comply with all of the following: (i) they do not generate any business income; (ii) they do not apply for a deduction of financing expenses; and (iii) they are held only by individuals. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. We obtained a ruling from the Israeli income tax authorities confirming that capital gains received upon sale of ADSs will be subject to the same treatment as capital gains received upon sale of our ordinary shares.

          Pursuant to the convention between the Government of the United States of America and the Government of Israel with respect to taxes on income (the U.S.-Israel tax treaty), the sale, exchange or disposition of our ADSs or ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the preceding 12-month period would be subject to Israeli tax, to the extent applicable. However, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes, if apply, against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits in accordance with tax treaties.

          Non-residents of Israel are subject to income tax on passive income accrued or derived from sources in Israel like dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares (stock dividends) we should generally withhold at source income tax at a rate of 25%, unless a different rate applies under a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of our ADSs or ordinary shares who is a resident of the United States will be 25% or 12.5% if certain conditions are met including, interalia, that the holder is a corporation which holds, directly or indirectly, shares representing 10% or more of the voting power in our company during the relevant period preceding the date of payment of the dividend.  However, under the Law for the Encouragement of Capital Investments, 1959 (the Investments Law), dividends generated by an approved enterprise are taxed at the rate of 15%.

            United States Federal Income Tax Considerations

          Subject to the limitations described herein, this discussion summarizes the material United States federal income tax consequences of the purchase, ownership and disposition of our ordinary shares or ADSs to a United States holder.  A United States holder is a holder of our ordinary shares or ADSs who is:

•	an individual citizen or resident of the United States;

•	a corporation (or another entity taxable as a corporation for United States federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

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

          This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular United States holder based on the United States holder’s individual circumstances.  In particular, this discussion does not address the United States federal income tax consequences to United States holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, United States holders holding the ordinary shares or ADSs as part of a hedging, straddle or conversion transaction, United States holders whose functional currency is not the United States dollar, insurance companies, tax-exempt organizations, financial institutions, persons who acquired their shares upon the exercise of employees stock options or otherwise as compensation, and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold the ordinary shares or ADSs through, a partnership or other pass-through entity is not considered, nor is the possible application of United States federal estate or gift taxes or any aspect of state, local or non- United States tax laws.

          You are advised to consult your tax advisor with respect to the specific United States federal, state, local and foreign income tax consequences to you of purchasing, holding or disposing of our ordinary shares or ADSs.

Taxation on Distributions on the Ordinary Shares or ADSs

          In August 2001, Formula distributed to its shareholders a dividend in kind of Formula Vision’s (formerly known as Mashov Computers Ltd.) shares held by Formula, which was distributed in the form of cash to holders of our ADRs. Other than this distribution, Formula has never paid dividends, and currently does not intend to pay dividends in the future.  If Formula makes distributions in the future, the amount of the distribution with respect to the ordinary shares or ADSs will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld,  as described above under “Israeli Taxation.” Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a distribution paid by us with respect to the ordinary shares or ADSs to a United States holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for United States federal income tax purposes.  Dividends that are received by United States holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.”  Dividends that fail to meet such requirements, and dividends received by corporate United States holders, are taxed at ordinary income rates.  No dividend received by a United States holder will be a qualified dividend (1) if the United States holder held the ordinary share or ADS with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the United States holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share or ADS (or substantially identical securities); or (2) to the extent that the United States holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share or ADS with respect to which the dividend is paid.  If we were to be a “passive foreign investment company,” a “foreign personal holding company” or a “foreign investment company” (as such terms are defined in the Code) for any year, dividends paid on our ordinary shares or ADSs in such year or in the following year would not be qualified dividends.  In addition, a non-corporate United States holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do; in such case the dividend will be taxed at ordinary income rates.

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

          Dividends paid by us in NIS will be included in the income of United States holders at the dollar amount of the dividend (including any Israeli taxes withheld therefrom), based upon the spot rate of exchange in effect on the date of the distribution. United States holders will have a tax basis in NIS for United States federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of NIS arising from exchange rate fluctuations will generally be taxable as United States source ordinary income or loss.

          Subject to the limitations set forth in the Code and the Treasury regulations thereunder, United States holders may elect to claim as a foreign tax credit against their United States federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares or ADSs. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the United States federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a financial services entity, “financial services income.” United States holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.  A United States holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares or ADSs (i) if the United States holder has not held the ordinary shares or ADSs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the United States holder is under an obligation to make related payments with respect to positions in substantially similar or related property.  Any days during which a United States holder has substantially diminished its risk of loss on the ordinary shares or ADSs are not counted toward meeting the required 16-day holding period.

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

Tax Consequences if We are a Passive Foreign Investment Company

          We will be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in the taxable year produce, or are held for the production of, passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. If we are a PFIC, a United States holder must determine under which of three alternative taxing regimes it wishes to be taxed:

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

•

A United States holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime.  Under this regime, “excess distributions” are subject to special tax rules.  An excess distribution is either (1) a distribution with respect to ordinary shares or ADSs that is greater than 125% of the average distributions received by the United States holder from us over the shorter of either the preceding three years or such United States holder’s holding period for our ordinary shares or ADSs, or (2) 100% of the gain from the disposition of our ordinary shares or ADSs (including gain deemed recognized if the ordinary shares or ADSs are used as security for a loan).

Excess distributions must be allocated ratably to each day that a United States holder has held our ordinary shares or ADSs.  A United States holder must include amounts allocated to the current taxable year and to any period prior to the first day of the first taxable year for which we are a PFIC in its gross income as ordinary income for the current taxable year.  All amounts allocated to other years of the United States holder would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The United States holder also would be liable for interest on the deferred tax liability for each such other year calculated as if such liability had been due with respect to each such other year.  A United States holder that is an individual is not allowed a deduction for interest on the deferred tax liability.  The portions of distributions that are not characterized as “excess distributions” are subject to tax in the current year under the normal tax rules of the Code.

A United States person who inherits shares or ADSs in a foreign corporation that was a PFIC in the hands of the decedent (who was not a non resident alien and did not make either of the elections described above), is denied the otherwise available step-up in the tax basis of such shares or ADSs to fair market value at the date of death.  The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

          We believe that in 2003 we were not a PFIC and currently we expect that we will not be a PFIC in 2004.  However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our assets and the amount and type of our gross income.  Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2004 or in a future year.  We will notify United States holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable United States holders to consider whether or not to elect to treat us as a QEF for United States federal income tax purposes or to “mark to market” the ordinary shares or ADSs or to become subject to the “excess distribution” regime.

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

F.      Dividend and Paying Agents

Not applicable.

G.      Statement by Experts

Not applicable.

H.      Documents On Display

          Formula files annual and submits special reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

          The SEC maintains an Internet website at http://www.sec.gov that contains reports and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. Formula began filing through the EDGAR system beginning in October 2002.

          Formula’s ADSs are quoted on the NASDAQ National Market. You may inspect reports and other information concerning Formula at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

          Information about Formula is also available on its website at http://www.formulasystems.com. Such information on our website is not part of this annual report.

          As a foreign private issuer, Formula is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Formula’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Formula is not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I.       Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Currency Exchange Rate Fluctuations and Impact of Inflation

          In light of the nature of Formula’s activities, Formula invests its cash and cash equivalents in short term deposits. As of December 31, 2003, Formula invested substantially all of the cash it held in dollar accounts bearing interest based on LIBOR and in NIS accounts bearing interest based on the Israeli prime rate. In addition, Formula has outstanding short-term loans in dollars and NIS. In May 2002, Formula issued debentures to the public. Principal and interest on those debentures are linked to the Israeli CPI. One of our major assets is comprised of debentures issued to us by Formula Vision.These debentures are also linked to the Israeli CPI.

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

Fluctuations in Market Price of Securities We Hold

          We hold securities of several publicly traded companies on the Nasdaq National Market and the TASE. These companies include Magic, BluePhoenix, Matrix, Sapiens and Formula Vision. We consider these holdings as long-term holdings. We are exposed to the risk of fluctuation of the price of these companies’ securities.  All of these publicly traded companies have experienced significant historical volatility in their stock prices. Fluctuations in the market price of our holdings in these companies may result in the fluctuation of the value of our assets. We typically do not attempt to reduce or eliminate our market exposure on these securities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

P A R T   II
===========

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

          (a) Disclosure Controls and Procedures.  Our chief executive officer and principal financial officer are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our chief executive officer and principal financial officer as of December 31, 2003. Based on this evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

          (b) Internal Control Over Financial Reporting.  There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

          Our board of directors has agreed that Mr. Shlomo Nass, a member of our audit committee and an independent member of our board of directors pursuant to the Nasdaq requirements, is an audit committee financial expert, as defined by applicable SEC regulations.

ITEM 16B. CODE OF ETHICS

          Formula has adopted a code of business conduct and ethics applicable to its executive officers, directors and all other employees. A copy of the code is available to every Formula employee, investors and others upon request to its general counsel. Any waiver of this code for executive officers or directors will be disclosed through the filing of a Form 6-K.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

          Our audit committee is responsible for the oversight of our independent auditor’s work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by Ziv Haft certified public accountants (Isr.) BDO member firm. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, Ziv Haft certified public accountants (Isr.) BDO member firm and our management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Principal Accountant Fees and Services

          Formula paid the following fees for professional services rendered by Ziv Haft certified public accountants (Isr.) BDO member firm, for the years ended December 31:

	2003	2002

	($ in thousands)
Audit Fees	211	175
Audit-Related Fees	--	85
Tax Fees	7	7
All Other Fees	--	--

Total	218	267

          The audit fees for the years ended December 31, 2003 and 2002 were for professional services rendered for the audits of our annual consolidated financial statements, review of our consolidated quarterly financial statements, statutory audits of Formula and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

          The audit-related fees for the year ended December 31, 2002 were for accounting consultations and audits in connection with a debenture offering we consummated in Israel.

          Tax fees for the years ended December 31, 2003 and 2002 were for services related to the preparation of tax returns and claims for refund.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

P A R T  III
==========

ITEM 17. FINANCIAL STATEMENTS

          We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

          The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.

1.1	Memorandum of Association*

1.2	Articles of Association as amended on January 7, 2001**

2	The description of terms of debentures issued by the Registrant in May 2002, contained in Section 2.3 of the prospectus of the Registrant dated May 23, 2002 ***

4.1	Agreement dated October 1, 1999 between the Registrant and Shamrock Holdings of California Inc.****

4.2	Agreement dated January 24, 2001 among the Registrant, Sapiens International Corporation N.V. and Yarnfield International Limited**

4.3	Amendment to the agreement among the Registrant, Sapiens International Corporation N.V. and Yarnfield International Limited, dated October 20, 2002

4.4	Agreement dated December 30, 2001 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd. (English summary accompanied by Hebrew original)*****

4.5	Agreement dated December 15, 2003 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd.

4.6	Form of the 1997 Share Option Plan (English translation from Hebrew original)*

4.7	Form of the 2000 Share Option Plan (English translation from Hebrew original)**

4.8	Letter of Indemnification, dated February 14, 2002*****

Exhibit No.

8	List of Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act

12.2	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act

*     Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).
**   Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2001.
***  Incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on June 14, 2002.
****  Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2000.
*****  Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

2003 Annual Report

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

2003 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

______________________

_____________

______

Independent Auditors’ Report

To the Shareholders of

FORMULA SYSTEMS (1985) LTD.

We have audited the consolidated balance sheets of Formula Systems (1985) Ltd. and its subsidiaries (the “Company”) as of December 31, 2003 and 2002 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose consolidated assets constitute approximately 29.25% and 18.54% of total consolidated assets as of December 31, 2003 and 2002, respectively, and whose consolidated revenues constitute approximately 31.82%, 21.82% and 30% of total consolidated revenues for the years ended December 31, 2003, 2002 and 2001, respectively.  The financial statements of those subsidiaries were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of those subsidiaries is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards issued by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit so as to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes the examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. An audit also includes the assessment of the accounting principles adopted and significant estimates made by management, as well as an evaluation of the overall presentation in the financial statements. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2002, and the related consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with generally accepted accounting principles as applied in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

As discussed in Note 17, there were public reports in early 2004 that Microsoft source code was leaked to the Internet with source traces coming from the Company’s subsidiary. While the Company’s subsidiary believes its relationship with Microsoft will continue on terms acceptable to the Company’s subsidiary, a change in the relationship could materially adversely affect the Company’s subsidiary business, result of operations, and financial condition.

Tel-Aviv, Israel

June 28, 2004

Ziv Haft

Certified Public Accountants (Isr.)

BDO member firm

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

	(U.S. $ in thousands)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	93,456	90,561
Short-term investments	8,773	12,101
Trade receivables (net of allowances for doubtful debts of $7,090 and $5,365 as of December 31, 2002 and 2003, respectively)	93,298	67,642
Other current assets (Note 15A)	18,846	19,642
Inventories	2,635	3,590

	217,008	193,536

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loan and other investments (Note 3)	3,308	3,400
Investments in affiliates (Note 4)	3,373	22,659

	6,681	26,059

DEBENTURES (Note 2I)	80,246	75,951

SEVERANCE PAY FUND (Note 9)	11,113	8,262

PROPERTY AND EQUIPMENT, NET (Notes 5 and 15B)	25,756	25,045

GOODWILL (Note 1I)	145,672	115,165

OTHER ASSETS, NET (Note 6)	42,439	23,227

	528,915	467,245

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

	December 31,

	2003	2002

	(U.S. $ in thousands)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Liabilities to banks and others (Notes 7, 8 and 15C)	67,723	87,752
Trade payables	31,327	26,811
Other accounts payable (Note 15D)	71,092	60,172
Debenture (Note 2J)	14,160	14,279
Restructuring accrual	-	2,661

	184,302	191,675

LONG-TERM LIABILITIES:
Debentures (Note 8)	50,983	18,095
Provision for losses in formerly owned investee	1,971	2,512
Deferred taxes	942	871
Customer advances	2,312	491
Liabilities to banks and others (Note 7)	21,900	7,556
Liability in respect of the acquisition of activities	2,149	2,334
Accrued severance pay (Note 9)	15,642	12,048
Unrealized gains (Note 11)	4,459	6,184

	100,358	50,091

MINORITY INTEREST	68,251	72,130

COMMITMENTS AND CONTINGENCIES (Note 12)

SHAREHOLDERS’ EQUITY (Note 13):
Share capital - ordinary shares of NIS 1 par value (authorized - December 31, 2003 and 2002 - 25,000,000 shares; issued: December 31, 2003 - 10,824,780 shares; December 31, 2002 - 10,324,780 shares)	3,215	3,101
Additional paid-in capital	99,275	89,396
Retained earnings	91,067	87,947
Accumulated other comprehensive loss	(17,294)	(23,697)

	176,263	156,747

Cost of 24,780 Treasury shares	(259)	(3,398)

Total shareholders’ equity	176,004	153,349

	528,915	467,245

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,

	2003	2002	2001

	(U.S. $ in thousands, except per share amounts)

Revenues (Note 15E)	366,830	283,310	387,682
Cost of revenues	230,500	186,908	261,346

Gross profit	136,330	96,402	126,336
Research and development costs, net	17,368	15,967	21,287
Selling, general and administrative expenses	107,103	85,292	151,345
Restructuring and non-recurring costs (Note 15F)	-	1,829	10,998

Operating income (loss)	11,859	(6,686)	(57,294)
Financial (expenses) income, net (Note 15G)	(3,676)	3,605	2,680
Gain on realization of shareholdings, net (Note 15I)	2,756	4,668	773
Other expenses, net (Note 15H)	(90)	(2,100)	(36,719)

Income (loss) before taxes on income	10,849	(513)	(90,560)
Taxes on income (Note 14)	2,540	2,014	6,239

	8,309	(2,527)	(96,799)
Equity in losses of affiliated companies, net	(1,071)	(2,327)	(9,926)
Minority interest in losses (earnings) of subsidiaries, net	(4,118)	2,448	46,864

Net income (loss)	3,120	(2,406)	(59,861)

Earnings (loss) per share (Note 15K):
Basic	0.29	(0.24)	(6.42)

Diluted	0.24	(0.24)	(6.42)

Weighted average number of shares outstanding
(Note 15K):
Basic	10,037	10,171	9,325

Diluted	10,285	10,171	9,325

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share Capital		Additional paid-in Capital	Retained Earnings	Accumulated other comprehensive income (loss)	Cost of Treasury Shares	Total

	Number of Shares	Amount

	(U.S. $ in t h o u s a n d s)

Balance as of January 1, 2001	9,322,103	2,874	74,583	157,185	(4,970)	-	229,672
Changes during 2001:
Net loss	-	-	-	(59,861)	-	-	(59,861)
Currency translation adjustments	-	-	-	-	(11,993)	-	(11,993)

Total comprehensive loss	-	-	-	-	-	-	(71,854)
Issuance of share capital	1,000,000	226	12,091	-	-	-	12,317
Exercise of employee share options	2,677	1	44	-	-	-	45
Deferred compensation	-	-	1,637	-	-	-	1,637
Capital fund arising from transactions between Formula and certain controlling parties	-	-	1,575	-	-	-	1,575
Dividend in kind	-	-	-	(6,971)	-	-	(6,971)

Balance as of December 31, 2001	10,324,780	3,101	89,930	90,353	(16,963)	-	166,421
Changes during 2002:
Net loss	-	-	-	(2,406)	-	-	(2,406)
Currency translation adjustments	-	-	-	-	(6,734)	-	(6,734)

Total comprehensive loss	-	-	-	-	-	-	(9,140)
Issuance of options in connection with debenture	-	-	1,056	-	-	-	1,056
Deferred compensation	-	-	214	-	-	-	214
Purchase of treasury stock	(324,780)	-	-	-	-	(3,398)	(3,398)
Elimination of tax benefit resulting from issuance expenses	-	-	(1,804)	-	-	-	(1,804)

Balance as of December 31, 2002	10,000,000	3,101	89,396	87,947	(23,697)	(3,398)	153,349

Changes during 2003:
Net Income	-	-	-	3,120	-	-	3,120
Currency translation adjustments	-	-	-	-	6,403	-	6,403

Total comprehensive loss	-	-	-	-	-	-	9,523
Deferred compensation	-	-	406	-	-	-	406
Proceeds from sale of treasury stock	300,000	-	1,657	-	-	3,139	4,796
Exercise of share options	500,000	114	7,816	-	-	-	7,930

Balance as of December 31, 2003	10,800,000	3,215	99,275	91,067	(17,294)	(259)	176,004

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2003	2002	2001

	(U.S. $ in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	3,120	(2,406)	(59,861)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Impairment and write down of investments in investees and loans	915	1,656	38,448
Minority interest in earnings (losses) of consolidated subsidiaries	4,118	(2,448)	(46,864)
Equity in losses of affiliated companies, net	1,071	2,472	9,926
Depreciation and amortization	18,547	12,906	29,895
Increase (decrease) in accrued severance pay, net	(620)	219	(367)
Loss (gain) from sale of property and equipment	(26)	176	218
Gain on realization of shareholdings and expiration of options	(2,756)	(4,668)	(773)
Amortization of deferred warrant compensation	456	430	3,221
Erosion, change in accrued interest and capital loss on debentures	3,583	(2,945)	-
Erosion (appreciation) in value of long term loans and deposits, net	(1,659)	108	(434)
Deferred taxes	827	(410)	1,316
Accrued interest on redeemable shares in a subsidiary	320	-	-
Gain on payment of convertible subordinated notes	(61)	-	-
Increase (decrease) in marketable securities	(991)	435	283
Changes in operating assets and liabilities:
Decrease (increase) in inventories	(265)	1,159	410
Decrease (increase) in trade receivables	(12,649)	14,153	22,178
Decrease (increase) in other accounts receivable	7,913	1,827	(8,756)
Increase (decrease) in trade payables	2,927	(9,483)	12,118
Increase (decrease) in other accounts payable and restructuring accrual	(12,475)	(8,212)	86

Net cash provided by operating activities	12,295	4,969	1,044

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2003	2002	2001

	(U.S. $ in thousands)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of newly-consolidated subsidiaries (Appendix C)	20,481	(1,774)	(17,590)
Proceeds from realization of investment in previously-consolidated subsidiaries (Appendix D)	12	(9)	(30,617)
Investment in debentures	-	(19,422)	-
Proceeds from repayment of debentures	301	2,919	-
Sale of marketable securities, net	(2,665)	(1,857)	4,025
Cash pledged	-	-	(740)
Purchase of property and equipment	(4,887)	(3,382)	(11,136)
Fulfillment of guarantees	-	-	(196)
Proceeds from sale of property and equipment	1,246	1,160	3,264
Investment in and loans to affiliated and other companies	(1,685)	(17,488)	(36,897)
Proceeds from sale of investments in and loans to affiliated companies	1,581	2,128	10,735
Purchase of an activity by a consolidated company	(429)	(1,330)	-
Purchase of know-how by consolidated companies	-	(353)	(3,153)
Investment in bank deposits, net	18	(180)	14,304
Additional investment in previously consolidated company	-	-	(1,559)
Capitalization of software development and other costs	(10,172)	(4,424)	(9,857)
Purchase of minority interest in subsidiaries	(23,599)	(16,231)	(35,018)
Proceeds from realization of investment in subsidiaries	2,846	-	-
Proceeds from investments in short term bank deposits, net	9,400	-	-
Dividends received from affiliated companies	-	31	58

Net cash used in investing activities	(7,552)	(60,212)	(114,377)

CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of newly - consolidated subsidiaries (Appendix E)	-	-	7,999
Proceeds from sale of call warrants	1,386	2,174	-
Issuance of convertible debt	20,977	29,453	-
Purchase of treasury stock	-	(3,398)	-
Issuance of treasury stock	4,796	-	-
Issuance of share capital	-	-	12,317
Exercise of share options	7,930	-	45
Dividend to minority shareholders in subsidiaries	(4,831)	(128)	(797)
Short-term bank credit, net	(41,344)	37,061	26,558
Repayment of long-term loans	(5,061)	(5,045)	(2,192)
Receipt of long-term loans	19,581	4,841	13,335
Issuance in a subsidiary to minority shareholders, net	479	356	1,104
Convertible debt issuance expenses in a subsidiary	(1,496)	-	-
Payment of convertible subordinated notes in a subsidiary	(4,144)	-	-
Payment of issuance expenses in a subsidiary	(361)	-	-
Debenture redemption	(2,484)	-	(40)
Purchase of treasury stock in a subsidiary by a subsidiary thereof	-	(482)	(1,318)

Net cash used in financing activities	(4,572)	64,832	57,011

Effect of exchange rate changes on cash and cash equivalents	2,724	(2,575)	(7,536)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,895	7,014	(63,858)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	90,561	83,547	147,405

CASH AND CASH EQUIVALENTS AT END OF YEAR	93,456	90,561	83,547

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A - Supplemental cash flow information:

	Year ended December 31,

	2003	2002	2001

	(U.S. $ in thousands)

Cash paid during the year in respect of:
Interest	6,547	5,616	407

Income tax	4,652	5,940	8,986

Appendix B - Non-cash activities:

	Year ended December 31,

	2003	2002	2001

	(U.S. $ in thousands)

Transfer of investments and loans against debentures	-	-	37,385

Purchase of fixed assets against trade payables	80	-	-

Investment in a consolidated company against issuance of share capital to minority shareholders of consolidated company	5,101	9,358	1,046

Realization of investment in a consolidated company against accounts receivable	-	-	170

Purchase of activity against long term liability	-	2,503	1,421

Investment in affiliates and other companies, recorded against accounts payable	807	-	-

Purchase of shares from minority shareholders of subsidiary, against accounts payable	-	262	496

Realization of convertible debenture in a subsidiary	229	242	-

Purchase of shares from minority shareholders of subsidiary against debentures	-	1,310	-

Realization of investment in an exchange shares transaction	-	6,422	-

Purchase of technology from affiliated company against loan	1,917	-	-

Purchase of intellectual property rights against settlement of loan	642	-	-

Warrants issued as consideration for purchase of activity	121	-	-

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix C - Acquisition of newly-consolidated subsidiaries:

	Year ended December 31,

	2003	2002	2001

	(U.S. $ in thousands)

Assets and liabilities of subsidiaries consolidated as of acquisition date:
Working capital (other than cash and cash equivalents)	(12,519)	1,019	(4,197)
Liabilities arising from purchase of an activity	-	(743)	(1,421)
Investment in affiliates and others including loans	(19,014)	(6,232)	(1,684)
Property and equipment	4,074	480	2,466
Other assets and deferred expenses	23,748	413	1,361
Goodwill arising upon acquisition	14,379	6,654	33,173
Short-term bank credit	(207)	-	-
Long-term liabilities	(8,887)	(77)	(2,746)
Convertible debentures	(12,099)	-	-
Minority interest at acquisition date	(9,030)	260	(9,093)
Share capital and call warrants issued to previous shareholders	(926)	-	-
Capital gain from merger transaction	-	-	(269)

Total	(20,481)	1,774	17,590

Appendix D - Proceeds from realization of investments in previously-consolidated subsidiaries:

	Year ended December 31,

	2003	2002	2001

	(U.S. $ in thousands)

Assets and liabilities of consolidated subsidiaries as of date realization
Working capital (other than cash and cash equivalents)	(330)	289	12,344
Debtor in respect of sale of companies	-	-	(3)
Investment in affiliate (including loans)	2,613	(221)	(4,282)
Loans to others	-	-	(3,050)
Property and equipment	(360)	-	(6,300)
Other assets and deferred expenses	(67)	31	(4,446)
Goodwill	(2,133)	(76)	(21,581)
Long-term liabilities	201	(14)	18,804
Loss (gain) from realization of investments in subsidiaries	(27)	-	3,982
Minority interest	91	-	4,762
Dividend in kind	-	-	6,971
Debentures	-	-	21,492
Unrealized gain	-	-	1,924

Total	(12)	9	30,617

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix E - Acquisition of newly-consolidated subsidiaries(*):

	Year ended December 31,

	2003	2002	2001

	(U.S. $ in thousands)

Assets and liabilities of subsidiaries consolidated as of acquisition date:
Working capital (other than cash and cash equivalents)	-	-	(307)
Goodwill realized	-	-	(1,943)
Minority interest at acquisition date	-	-	(2,383)
Unrealized gain	-	-	(3,366)

Total	-	-	(7,999)

(*)

In the framework of the reverse acquisition of a subsidiary into a listed company shell. The Company considers this activity to be a financing activity because, in substance, it constitutes a flotation of the subsidiary on the stock market.

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:

A.	General:

Formula Systems (1985) Ltd. (“Formula”) was incorporated in Israel in 1985. Since 1991, the Company’s shares have been traded on the Tel Aviv Stock Exchange (the “TASE”) and since 1997, through American Depositary Shares (“ADS”) under the symbol FORTY on the NASDAQ National Market in the United States. Each ADS represents one ordinary share of the Company.

Formula, through its subsidiaries (collectively, the “Company” or the “Group”) is engaged in the development, production and marketing of information technology (“IT”) solutions and services. The Group operates in two principal business segments, IT Services and Proprietary Software Solutions. For a description of the segments - see Note 15J.

The following table presents certain information regarding the control and ownership of Formula’s significant subsidiaries and material investments, as of the dates indicated:

	Percentage of ownership and control

	December 31, 2003	December 31, 2002

Name of Investee or subsidiary:	%

Matrix IT Ltd. (“Matrix”)	72.15	65.2
BluePhoenix Solutions Ltd. (“BluePhoenix”) (formerly – “Crystal Systems Solutions Ltd.”)	58.8	58.35
Magic Software Enterprises Ltd. (“Magic”)	52.9	52.6
nextSource Inc.	100	100
Sapiens International Corporation N.V. (“Sapiens”)	50.69	47.48

The above list consists only of active companies that are held directly by Formula.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

A.	General (cont.):

Accounting Principles

The financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) as applied in the United States.

Functional and Reporting Currency

The currency of the primary economic environment in which the operations of Formula and most of its subsidiaries are conducted is the New Israeli Shekel (NIS). The functional currency of the remaining subsidiaries is the United States dollar (“dollar”). Formula has elected to use the dollar as its reporting currency.

The financial statements of Formuls and most of its subsidiaries whose functional currency is the NIS have been translated into dollars under the principles described in Financial Accounting Standards Board Statement No. 52, “Foreign Currency Translation”. Assets and liabilities have been translated at period-end exchange rates.  The results of operations have been translated at the exchange rates at on the dates on which the transactions occurred or at average exchange rates. Differences resulting from translation are presented under shareholder’s equity, in the item “accumulated other comprehensive income (loss)”. Accordingly, the financial statements of subsidiaries whose functional currency is the dollar are presented in the consolidated financial statements at their original amounts.

Use of Estimates and Assumptions in the Preparation of the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

The actual results may differ from these estimates.

B.	Principles of Consolidation:

The consolidated financial statements include the Formula’s financial statements as well as those of its subsidiaries in which it has a controlling interest. Inter-company transactions and balances have been eliminated on consolidation.

C.	Cash and Cash Equivalents:

Cash equivalents are considered by the Company to be highly-liquid investments, including, inter alia, short-term deposits with banks, the maturity of which did not exceed three months at the time of deposit and which are unrestricted.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

D.	Investments:

Investments in affiliates over which the Company exercises significant influence are accounted for under the equity method. Investments in non-marketable securities of companies in which the Company does not have the ability to exercise significant influence over operating and financial policy are recorded at cost. Investments in marketable securities are classified as “trading”, and unrealized gains or losses thereon are reported in the statement of income in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities”. See Note 1I in respect of the treatment of goodwill. Investments in other companies are accounted for under the cost method.

Investments are periodically reviewed to determine whether an impairment in value has occurred that is of a non-temporary nature, in which case the investment is written down to its fair value.

E.	Provision for Doubtful Accounts:

The provision for doubtful accounts was calculated on the basis of specific receivables, where, in the opinion of Group management, doubt exists as to their collectability.

F.	Inventory:

Inventory is comprised of hardware and software.

Inventory is valued at the lower of cost or market value. Cost is determined on the “first in - first out” basis.

G.	Debentures:

Debentures from investments’ sales relate to the transaction carried out on December 31, 2001. The debentures were issued by Formula Vision Technologies (F.V.T.) Ltd. (“Formula Vision”), in connection with the sale of non-public companies held by Formula to Formula Vision.

Formula evaluates periodically, the financial strength of Formula Vision and its ability to meet the repayment schedule of the loan (see Note 2I).

H.	Property and Equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over their estimated useful lives.  The following are the annual depreciation rates:

%

Computers and equipment	6 - 33 (mainly 33)
Motor vehicles	15-33 (mainly 15)
Buildings	4
Leasehold improvements	10 - 20 (mainly 20)

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

I.	Goodwill:

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Until December 31, 2001, goodwill was amortized in equal annual installments, over a period of 10 years. In the event it was determined that goodwill is not recoverable, its book value was written off and charged to the statement of operations as goodwill impairment.

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires goodwill to be tested for impairment on an annual basis and more frequently in certain circumstances, and written down when impaired rather than being amortized as required by previous accounting standards. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless those lives are determined to be indefinite.

SFAS 142 is effective for fiscal years beginning after December 15, 2001. In accordance with SFAS 142, the Company ceased amortizing goodwill totaling $105 million as of the beginning of 2002.

During 2002 the Company completed its transitional impairment review of goodwill. Based on the impairment tests performed, there was no impairment of goodwill as of January 1, 2002. The Company has selected December 31st as the date on which it will perform its annual goodwill impairment test. As of December 31, 2003 and 2002, no impairment was required. There can be no assurance that future goodwill impairment tests will not result in a charge to net income.

The following table presents the impact of SFAS 142 on net earnings (loss) and net earnings (loss) per share had the accounting standard been in effect during the years 2001-2003 (in US$thousands, except per-share amounts):

	Year ended December 31,

	(U.S. $ in thousands)

	2003	2002	2001

Net earnings (loss) as reported	3,120	(2,406)	(59,861)
Amortization of goodwill	-	-	10,932

Net earnings (loss) as adjusted	3,120	(2,406)	(48,929)
Basic net earnings (loss) per share as reported	0.29	(0.24)	(6.42)
Basic net earnings (loss) per share as adjusted	0.29	(0.24)	(5.25)
Diluted net earnings (loss) per share as reported	0.24	(0.24)	(6.42)
Diluted net earnings (loss) per share as adjusted	0.24	(0.24)	(5.25)

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

J.	Software Development Costs:

Development costs of software, which is intended for sale, are incurred after the establishment of the technological feasibility of the relevant product, and capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” of the FASB.

Software development costs incurred before technological feasibility has been established are charged to the statement of income when incurred.

Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is calculated according to the higher of the straight-line method over the remaining useful life of the product or based on the ratio of current gross revenues to current and anticipated future gross revenues. At present, amortization is computed under the straight-line method, mainly over a period of 3 years. During the year ended December 31, 2003, consolidated subsidiaries capitalized software development costs aggregating $10.2 million (2002 - $4.4 million, 2001 - $9.9 million) and amortized capitalized software development costs aggregating $8.1 million (2002 - $5.1 million, 2001 - $6.6 million).

Management estimates that the total capitalized costs do not exceed the net realizable value of the software product.

In the event that unamortized software development costs exceed the net realizable value of the product, they are written down to net realizable value.

K.	Other Intangible Assets:

Other intangible assets are comprised of distribution rights and acquired technology and are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights and acquired technology are amortized over a period of 5 and 8 years, respectively.

L.	Impairment in Value of Long-Lived Assets:

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003 and 2002, no impairment losses have been identified.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

L.	Impairment in Value of Long-Lived Assets (cont.):

In 2001, the Group’s long-lived assets were reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 121 “Accounting for the Impairment of Long-lived Assets”. Based on management’s analysis, impairment losses of $1,279 thousand were identified in 2001.

M.	Revenue Recognition:

Revenues derived from direct software license agreements are recognized in accordance with Statement of Position (SOP) 97-2 “Software Revenue Recognition” (as amended by SOP 98-4 and SOP 98-9), upon delivery of the software when collection is probable. Where the license fee is otherwise fixed or determinable it constitutes persuasive evidence that an arrangement exists.

When a project involves significant modification of software, revenue is generally recognized according to the percentage of completion method. Under this method, estimated revenue is generally accrued based on costs incurred to date as a percentage of the total updated estimated costs.

The Company recognizes revenues from projects as follows:

(i)

Revenue from projects billed on a time and material basis is recognized in accordance with SOP 81-1 “Accounting for Performance of Construction - Type and Certain Production - Type Contracts”, using contract accounting on a percentage of completion method, on the basis of the relationship between actual costs incurred and the total costs that are expected to be incurred over the duration of the contract. Provision is made for estimated losses and uncompleted contracts, in the amount of the estimated losses on the entire contract in the period in which such losses first become evident. As of December 31, 2003, no such estimated losses were identified.

(ii)

Revenue from fixed fee contracts is also recognized in accordance with the percentage of completion method. The Company recognizes contract losses, if any, in the period in which they first become evident.

Revenues from consulting services, consist of billable hours for services provided, are recognized as the services are rendered.

Revenues from maintenance and training contracts are recognized relatively over the contract period.

Revenues from sale of hardware are recognized when the merchandise is delivered to the customer, provided no significant vendor obligations remain.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 are applicable for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

M.	Revenue Recognition (cont.):

Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, “Accounting Changes”. The adoption of EITF Issue No. 00-21 did not have a material impact upon the Company’s consolidated financial position, cash flows or results of operations.

Management believes that the Company’s revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and SAB 104, “Revenue Recognition in Financial Statements”.

N.	Government Grants:

Royalty-bearing grants from the Government of Israel for the funding of research and development projects are recognized at the time that the Company is entitled to such grants on the basis of the related costs incurred, and are recorded as a deduction from research and development costs.

The Company also received non-royalty-bearing grants from the Fund for the Encouragement of Marketing Activity. These grants are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred, and included as a deduction from selling, marketing, general and administrative expenses.

O.	Provision for Warranty:

In light of the past experience, Formula and the majority of its subsidiaries do not record any provision for warranties in respect of their products and services. Some subsidiaries record a provision for warranties, based on past experience.

P.	Advertising Costs:

The Company records advertising expenses as incurred.

Q.	Gain on Realization of Shareholdings:

Gain on realization of shareholdings includes the results of realization of the Company’s shareholdings in investees arising either on the sale of such shareholdings or from the issuance of stock by the investees to third parties, which is recognized in accordance with the provisions of Staff Accounting Bulletin (SAB) No. 51 issued by the Securities and Exchange Commission. The Company charges to the statement of operations such results, provided that the conditions stipulated by SAB 51 for recognition have been met.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

R.	Deferred Income Taxes:

Formula and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Formula and its subsidiaries provide a valuation allowance, where necessary, in order to reduce deferred tax assets to an amount that is more likely than not to be realized.

S.	Earnings (Loss) Per Share:

Earnings (loss) per share (“EPS”) are calculated in accordance with the provisions of SFAS No. 128 of the FASB (“SFAS 128”). SFAS 128, “Earnings per Share” requires the presentation of both basic and diluted EPS.

Basic net earnings (loss) per share are calculated on the basis of the weighted average number of common shares outstanding during each year. The diluted earnings (loss) per share are calculated on the basis of the weighted average number of common shares outstanding during each year, plus the dilutive potential common shares considered outstanding during the year.

T.	Treasury Shares Held by the Company:

Shares of the Company that are held by the Company (treasury shares) are presented as a reduction of shareholders’ equity, at their cost to the Company. Gains and losses sale of these shares, net of related income taxes, are carried to additional paid-in capital and to return on earnings, respectively.

U.	Concentration of Credit Risks - Allowance for Doubtful Accounts:

Most of the Group’s cash and cash equivalents and short-term investments as of December 31, 2003 and 2002 were deposited with Israeli, U.S. and European banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

Most of the Group’s sales are made in Israel, North America and Europe, to a large number of customers.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

U.	Concentration of Credit Risks - Allowance for Doubtful Accounts (cont.):

The Group’s trade receivables are derived from sales to large, solid organizations located mainly in Europe, North America and Israel. The Group performs ongoing credit evaluations of its customers and has established an allowance for doubtful accounts based upon factors relating to the credit risk of specific customers and other information. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. From time to time, the Company sells certain of its accounts receivable to financial institutions, within the normal course of business. Where receivables are sold without recourse to the Company, the relevant receivable is de-recognized and cash recorded. Where receivables are sold with full or partial recourse to the Company, the receivable is not de-recognized and a liability reflecting the obligation to the financial institution is recorded within financial debts until the Company’s liability is discharged through the financial institution receiving payment from the customer.

Formula and its subsidiaries had no off-balance-sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements as of December 31, 2003.

The provision for doubtful accounts charged to general and administrative expenses amounted to $14,000, $2.8 million and $3.8 million in the years 2003, 2002 and 2001, respectively, and was determined for specific debts were doubt existed as to their collectability.

Debentures (see Note 1G).

V.	Options Granted to Employees:

The Company accounts for its Employee Stock Option Plans using the treatment prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and FASB issued Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”).  Under APB 25, the cost of compensation for employee stock option plans is measured using the intrinsic value based method of accounting.

In October 1995, the FASB issued Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).  This Statement, effective as of the 1997 financial statements, established a fair value based method of accounting for employee stock options or similar equity instruments, and encourages the adoption of that method for stock compensation plans. SFAS 148 “Accounting for Stock Based Compensation” amended SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for such plans.

However, it also allows companies to account for those plans, so far as concerns options granted to employees, using the accounting treatment prescribed by APB 25.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

V.	Options Granted to Employees (cont.):

The Company has elected to account for share option plans according to APB 25 and FIN 44 and has accordingly complied with the disclosure requirements set forth in SFAS 123 for companies electing to apply APB 25.

Compensation costs in respect of such plans in the net amounts of $193 thousand, $239 thousand and $2,817 thousand, respectively, were charged to income in 2003, 2002 and 2001. Had the compensation costs in respect of the Company’s plans been determined based on the fair value at the grant date, consistent with the method of SFAS 123 as amended by SFAS 148, the Company’s net income and earnings per share would have been decreased to the pro-forma amounts indicated below:

	Year Ended December 31

	2003	2002	2001

	(U.S. $ in thousands except per share amounts)

Net income (loss), as reported	3,120	(2,406)	(59,861)

Add: Stock-based employee compensation expenses included in reported net income, net of related tax effects	193	239	2,817

Less: Total stock-based employee compensation expenses determined under the fair value based method for all awards, net of related tax effects	(1,832)	(1,421)	(3,711)

Pro-forma net income (loss)	1,481	(3,588)	(60,755)

Earnings (loss) per share:

Basic - as reported	0.29	(0.24)	(6.42)

Basic - pro forma	0.12	(0.35)	(6.52)

Diluted – as reported	0.24	(0.24)	(6.42)

Diluted - pro forma	0.09	(0.35)	(6.52)

W.	Comprehensive Income:

The comprehensive income presented in shareholders’ equity includes, in addition to net income (loss), translation gains and losses in respect of the translation of the financial statements of subsidiaries that were not denoted in NIS or dollars and translation adjustments resulting from the translation from a functional currency to a reporting currency.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

X.	Financial Instruments:

The application of SFAS 133 - “Accounting for Derivative Instruments and Hedging Activities” and related pronouncements and interpretations, did not have any material impact on the Company’s consolidated financial statements.

Y.	Recently Issued Accounting Pronouncement:

In April 2003, the FASB issued FAS 149, “Amendment of FASB Statement No. 133 on Derivative and Hedging Activities” which improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly, and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is not expected to have a material impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity” which establishes standards in respect of the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The statement requires that an issuer classify a financial instrument as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company’s financial position or results of operations.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

Y.	Recently Issued Accounting Pronouncement (cont.):

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have any impact on its consolidated financial statements.

Note 2 - Certain Transactions:

A.

In September 1999, Formula entered into an agreement with Shamrock Holdings of California Inc. (“Shamrock”), under which Formula granted Shamrock an option, until March 2000, to invest in companies in which Formula holds, directly or indirectly, at least 25% of the outstanding equity. In addition, Formula granted to Shamrock an option to exchange the securities it purchased under the above option for Formula’s ordinary shares, exercisable within a 45 day period, beginning upon the elapse of 27 months from the date of purchase of the securities or from the date of the agreement, such period to vary based on the securities involved. The exchange rate was to be based upon the original price paid for the securities subject to the exchange and the market price on the TASE of Formula’s ordinary shares at the time of the exchange, subject to certain requisite adjustments. Notwithstanding the above, the Company had the discretion to purchase the securities to be exchanged for cash instead of exchanging them for Formula’s ordinary shares.

In October 1999, Formula entered into agreements with the First Israel Mezzanine Investors Ltd. (FIMI) and Israel Discount Bank (IDB), each on the same terms in all material respects as the agreement with Shamrock.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

A.	(cont.) :

In September 1999, an extraordinary general meeting of Formula’s shareholders approved the issuance to Shandol Ltd. (“Shandol”), one of Formula Vision’s subsidiaries, of options to purchase 1,000,000 ordinary shares in order to ensure the availability of ordinary shares, if the above exchange option is exercised.

In August 2000, an extraordinary general meeting of shareholders approved the grant of additional options to Shandol to purchase 500,000 ordinary shares, to ensure the availability of ordinary shares for different purposes while conducting various transactions, including the availability of ordinary shares, if the above exchange option is exercised (see note 13.A.8).

In November 2001 and January 2002, Shamrock exercised the exchange option with respect to its investment in certain companies in the Group. In consideration for the securities held by Shamrock, Shandol transferred to Shamrock 1,000,000 of Formula’s ordinary shares and an aggregate of approximately $1.6 million. In January 2002, Shamrock sold these shares to Dan and Gad Goldstein.

In April 2002, FIMI and IDB exercised the exchange option with respect to their investment in certain companies in the Group in an aggregate amount of $4.7 million (including accrued interest). In connection therewith, the Company entered into an agreement with FIMI and IDB, pursuant to which the Company exchanged the amount of $4.7 million for a convertible debenture that was issued by Formula. The convertible debenture may be converted into Formula’s ordinary shares during a 4-year period. The conversion price will be $19 per share, subject to adjustments, but in no event less than a minimum price agreed between the parties. The principal of the convertible debenture will be repayable in semi-annual installments beginning 30 months from the date of issuance of the debenture, unless FIMI and IDB request to postpone this date until the end of the 4-year period. The principal bears interest at an annual rate of 5% to be paid quarterly.

In connection with the exercise of the option by Shamrock, the Company agreed to extend until October 2006, the term of the option with respect to the securities held by Shamrock in ESI-Expert Systems Industries Ltd. (“ESI”) and in ESI’s subsidiaries. In addition, the Company agreed to extend the put option to securities held by Shamrock in addition Formula Vision’s portfolio companies. It was agreed that Shamrock’s put option, if exercised, shall be exercised for cash.. The Company also agreed to extend until December 2005 the term of the option granted to FIMI and IDB to exchange the securities held by them in Transtech Control Ltd. (“Transtech”)  for Formula’s ordinary shares.

The options granted to Shamrock, FIMI and IDB with respect to Sintec Advanced Technologies Ltd. (“Sintec”) shares were replaced in November 2002 by options relating to Matrix shares, as described in Note 2M.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions:

A.	(cont.) :

As part of the agreement between the Company and Formula Vision (see Note 2I), the Company transferred to Formula Vision the Company’s rights and obligations with respect to the transferred companies under the Company’s agreements with Shamrock, FIMI and IDB. These companies include ESI and Transtech. If either Shamrock, FIMI or IDB exercises the option to exchange the securities in the transferred companies for Formula’s shares and to the extent exercised, Formula Vision assumes all the rights and undertakings in connection with the exercise of the option.

B.

In January 2001, as a result of a tender offer to purchase all of Formula Vision’s shares held by the public, Formula purchased 5,556,406 of Formula Vision’s shares representing 21.5% of its share capital, for an aggregate consideration of approximately $12 million. As a result, Formula increased its holding in Formula Vision to 74.5%.

C.

In March 2001, the Company completed a $10 million investment in convertible preferred shares of Sapiens, a publicly held company traded on the Nasdaq National Market, representing approximately 24% of Sapiens’ outstanding share capital on a converted basis. Under the agreement with Sapiens, Formula was also granted an option to invest up to an additional $10 million on the same terms as its initial investment, subject to certain adjustments. In December 2002, Formula exercised the option and invested $10 million in Sapiens in exchange for a discount conversion price of $0.83 per common share. As part of the transaction, Formula converted all of its preferred shares into common shares at the discount price. During 2002 Formula purchased an additional 1,924,211 shares of Sapiens in the open market for aggregate consideration of $1.6 million. As a result, Formula held 47.48% of Sapiens’ outstanding share capital. Through the first quarter of 2003, Formula increased its holding in Sapiens to 50% and started to consolidate Sapiens.

D.

On March 20, 2001, Formula Vision distributed its holdings in Magic  and Sivan Training and Systems Ltd. (“Sivan”) as a dividend in kind to its shareholders. As a result, Formula received 6,700,315 ordinary shares of Magic (representing  a shareholding interest of 22.7% in Magic) and 8,144,604 ordinary shares of Sivan (representing a shareholding interest of 63% in Sivan).

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

E.

During the period from May 2001through July 2001, Formula acquired from ForSoft Ltd. (“ForSoft”) its entire interest in certain providers of software solutions for niche markets, for aggregate consideration of approximately $18 million. As part of the transaction Formula acquired from  ForSoft and from ForSoft’s subsidiaries their entire holdings in ForSoft Export (1999) Ltd. (100%), nextSource Inc. (formerly ForSoft Inc.) (100%), Formula Retail Solutions Ltd. (78%), F.T.S. - Formula Telecom Solutions Ltd. (50.1%), F.I.S Software Ltd. (51.1%) and N.I.P Nikuv International Projects Ltd. (74%). The total consideration is equal to the book  value of ForSoft’s investments in these companies.

F.

In July 2001, Formula announced that its investment in Formula Vision’s shares would be distributed to its shareholders as a dividend in kind. At the distribution date - August 28, 2001, Formula distributed its holdings in Formula Vision’s shares representing 72% of Formula Vision’s share capital, such that each holder of one of Formula’s shares was entitled to two of Formula Vision’s shares, subject to withholding at source as required by law.

G.

In August 2001, Formula entered into an agreement with Matrix, formerly Romtec Electronics Ltd. and its former controlling shareholders. According to the agreement, Matrix allotted to Formula 23,788,151 ordinary shares of Matrix, representing following the allotment 85% of Matrix’s outstanding share capital, in consideration for 13,045,870 ordinary shares of ForSoft. It was agreed, inter alia, that at the date of the closing of the transaction, Matrix’s shareholders’ equity will be $8,000 thousand the source of which being liquid assets, and that Matrix will be devoid of any activity and/or assets, except for those mentioned above.

In connection with this transaction, Formula agreed to guarantee a loan in the amount of $8.34 million extended by a commercial bank to the principal shareholders of Matrix. In addition, the borrowers pledged to the bank the shares they hold in Matrix. During the three-year loan period, the borrowers are prohibited from selling Matrix’s shares to their affiliated parties. Formula undertook to pay to the bank at the termination of the loan period, the difference, if any, between the loan amount and the sale proceeds of the pledged Matrix shares. An unrealized gain in the amount of $3,078 thousand was created and it will be realized at the earlier of a decrease in Formula’s guarantee or the end of 3 years from the time of the transaction.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

H.

In September 2001, Formula purchased 37.3% of the outstanding share capital of Liraz Systems Ltd. (“Liraz”), an international software and services company publicly traded on the TASE. The aggregate consideration Formula paid for this transaction was $5.6 million. In October 2001, Formula published a special public tender offer pursuant to which the Company purchased an additional 6.0% of the outstanding share capital of Liraz for aggregate consideration of $589,000.

I.

In November 2001, Formula Vision exercised the option granted by Formula in July 2001, to acquire the entire interest held by Formula in privately held companies. Under this transaction, Formula transferred to Formula Vision its entire interest, including related obligations, in the following companies: 51% interest in F.I.S. Software Ltd., 78.0% interest in Formula Retail Solutions Ltd., 50.1% interest in F.T.S. - Formula Telecom Solutions Ltd., 72.0% interest in N.I.P. Nikuv International Projects Ltd., 36.0% interest in Enformia Software Ltd., 1.0% interest in Babylon Ltd., 0.85% interest in Demantra Ltd., 100.0% interest in Forsoft Export (1999) Ltd., 80.3% interest in Airport Systems Technologies Ltd., 68.0% interest in Transtech, 50.0% interest in ESI, 34.0% interest in GeoSim System Ltd., 100.0% interest in Shandol , its interest in the first and second venture capital funds, Formula Ventures and its 100.0% interest in the funds’ management company and in Formula Ventures Ltd.

The aggregate consideration paid by Formula Vision was $58.9 million, reflecting the book value of the transferred companies as of June 30, 2001, plus amounts invested by Formula prior to the closing of the transaction.

Under the terms of the agreement with Formula Vision, Formula Vision issued to Formula, in December 2001, a series of debentures of $58.9 million in the aggregate, linked to the Israeli Consumer Price Index (“CPI”) and bearing an interest at an annual rate of 5%. Formula Vision is required to repay the debentures in five annual installments, subject to adjustments, based on the income of Formula Vision during each of the five years. The payments on account of the debentures plus linkage differences will be no less than 30% and no more than 70% of the income arising from the sale of the transferred companies in any calendar year.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

I.	(cont.) :

“Income” for these purposes is defined as the amounts received by Formula Vision, if any, in consideration for a sale of any of the transferred companies in any given calendar year, less selling expenses, as well as amounts received by Formula Vision from distributions to be made by any of the transferred companies in any given calendar year. Payments to be made on account of the debentures, in any given calendar year, shall be no less than 20% of the annual profit as recorded in the financial statements of Formula Vision. Any amounts which remain outstanding will be payable at the end of the 5-year period. In connection with this transaction, Formula lent to Formula Vision on March 31, 2002 an additional $19.4 million and Formula Vision issued to Formula an additional series of debentures in that amount, with similar terms to the debentures issued in December 2001.

Through 2002, Formula Vision repaid $2.9 million as principal and $8.1 million as interest and linkage differences on the debentures.

Through 2003, Formula Vision repaid $0.3 million as principal and $2.5 million as interest and linkage differences on the debentures.

In the event that during the term of the indebtedness, Formula Vision issues to a third party convertible debentures, Formula is entitled to convert the indebtedness into the same class of convertible debentures, having the same terms as the convertible debentures issued to the third party.

In addition, Formula is entitled, during a 3-year period, to repurchase from Formula Vision up to 10% of the shares sold in each of the transferred companies, at the same purchase price set out in the agreement between the parties.

As part of the agreement between Formula and Formula Vision, Formula transferred to Formula Vision its rights and obligations with respect to the transferred companies under its agreement with each of Shamrock, FIMI and IDB. If either of Shamrock, FIMI or IDB exercises the option to exchange the securities in the transferred companies for Formula’s shares and to the extent exercised, Formula Vision assumed all the rights and undertakings in connection with the exercise of the option.

J.

On May 30, 2002, Formula consummated a public offering in Israel of $14.8 million of debentures. Options to purchase an aggregate of 2,000,000 Formula’s ordinary shares were attached to the debentures. The proceeds from the public offering were $14.9 million of which $13.8 million were allocated to the debentures and $1.1 million were allocated to the options. The allocation was made on the basis of the average market price of the options in the first 3 trading days.

The debentures are repayable in a lump sum in three years, but can be redeemed earlier by the holders at a predetermined redemption price. The nominal interest rate for each year of the three-years, is approximately 5.77%, payable only after 3 years. Principal and interest on the debentures are linked to the CPI. In June 2003, Formula repurchased $2.4 million aggregate principal amount of the debenture, leaving $14.50 million aggregate principal amount of debentures outstanding.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

J.	(cont.) :

The associated options were for a term of one year and were exercisable at a price of $15.8 per ordinary share. The exercise price of the options was also linked to the CPI. The options expired on May 30, 2003 (see Note 13D).

K.	On July 30, 2002, Matrix consummated a public offering in Israel of $21 million debentures linked to the CPI and bearing interest at an annual rate of 4.95%, to be repaid on August 5, 2005.

The debentures are convertible at any day through July 17, 2005 to ordinary shares of Matrix.

Matrix received request for 96,194 packages in the aggregate amount of $19.6 million of which 30,000 packages were requested by Matrix I.T. Systems Ltd. (a subsidiary of Matrix).

Options to purchase an aggregate of 10,000,000 ordinary shares of Matrix, were attached to the debentures.

The associated options have a term of 3 years and are exercisable at a price of $1.69 (linked to the CPI) per Matrix ordinary share.

The proceeds from the public offering were $13.4 million, of which $12.3 million were allocated to the debentures and $1.1 million were allocated to the options. The allocation was done on the basis of the average market price of the option in the first 3 trading days.

The debentures were issued at a discount, which is being amortized over the life of the debentures.

Through 2003, Matrix IT Systems Ltd. sold all of Matrix’s convertible debentures held by it for an aggregate consideration of $4.5 million.

L.

In November 2002, Formula sold to BluePhoenix, in a share exchange transaction, 3,912,999 ordinary shares of Liraz, representing Formula’s entire 57.9% interest in Liraz. In consideration, BluePhoenix issued to Formula 2,343,113 BluePhoenix ordinary shares. The number of shares issued to Formula by BluePhoenix was calculated based on an exchange ratio of 1:1.67, such that BluePhoenix issued to Formula one BluePhoenix share for 1.67 shares of Liraz. The transaction was recorded at the carrying value in Formula accounts. In addition, BluePhoenix purchased from certain additional shareholders of Liraz an aggregate of 1,896,303 Liraz ordinary shares for BluePhoenix shares, based on the same exchange ratio as in the transaction between BluePhoenix and Formula. The transaction was recorded at the amount of $2.9 million. Consequent to the above, BluePhoenix owned approximately 86% of Liraz’s outstanding share capital. Following this transaction, BluePhoenix purchased from the public all Liraz’s remaining outstanding shares in two public tender offerings. In March 2003, Liraz’s shares ceased to be traded on the TASE.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

M.

In November 2002, Formula completed a sale to Matrix of its entire shareholdings in New Applicom Ltd. (“New Applicom”), Sintec and Sivan, publicly-held companies traded on the TASE, for an aggregate consideration of $29.7 million. Under this transaction, referred to as the sale transaction, Formula sold to Matrix 3,870,498 shares of New Applicom, representing approximately 60.8% of New Applicom’s outstanding share capital, for an aggregate of $16.9 million, 15,330,309 shares of Sintec, representing Sintec’s entire outstanding share capital, for an aggregate of $12.5 million, and 8,930,100 shares of Sivan, representing approximately 69% of Sivan’s outstanding share capital, for an aggregate of $0.3 million. The shares sold to Matrix in the sale transaction were comprised of (i) shares previously held by Formula (ii) shares that were purchased from third parties in October 2002; and (iii) shares that were bought in tender offers published in October 2002 in accordance with the sale agreement. The price per share for each of New Applicom’s, Sintec’s and Sivan’s shares previously held by Formula and those purchased from third parties was equal to the equity per share of each of the Companies. The transaction was recorded at the carrying value in Formula accounts.

The shares that Formula purchased from third parties in October 2002 and sold to Matrix under the sale transaction, were bought in the following transactions:

(i)

552,789 shares of New Applicom that were purchased in exchange for 1,436,096 shares of Matrix, at value of $2.2 million. As part of this transaction, Formula granted to the selling shareholders a put option to sell to Formula Matrix’ shares during the fourth quarter of 2003 at an exercise price in cash based on the cost of New Applicom shares that were sold. Such option was previously granted to the selling shareholders in 1999 with respect to New Applicom’s sold shares. During the fourth quarter of 2003, the selling shareholders exercised the put option.

(ii)

an aggregate of 4,200,000 shares of Sintec that were purchased in exchange for 2,180,780 shares of Matrix, at value of $3.3 million. As part of this transaction, Formula granted to the selling shareholders a put option to sell to Formula Matrix’ shares during the fourth quarter of 2003 and the first quarter of 2004 at a price in cash based on the cost of Sintec’s sold shares. Such option was previously granted to the selling shareholders in 1999 with respect to Sintec shares that were sold. During the fourth quarter of 2003, the selling shareholders exercised the put option.

(iii)

an aggregate of 1,100,000 shares of Sintec that were purchased in exchange for 608,080 shares of Matrix, at value of $0.9 million. As part of this transaction, Formula granted to the selling shareholders a put option, to sell to Formula Matrix’ shares during November 2003 for cash.

During the fourth quarter of 2003, the selling shareholders exercised the put option.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

M.	(cont.):

As part of the sale transaction, Formula published in October 2002, cash tender offers for the shares of New Applicom, Sintec and Sivan not owned by Formula. As a result, Sintec’s shares ceased to be traded on the TASE. Following the closing of the tender offers, Formula sold to Matrix the shares that were purchased in the tender offers for the same purchase price which was paid for the shares; $3.69 for each New Applicom’s share $0.84 for each Sintec’s share and $0.15 for each Sivan’s share. In November 2002, Matrix published tender offers for the shares of New Applicom and Sivan held by the public, resulting a 74% interest in New Applicom and approximately 90% interest in Sivan. On June 5, 2003 Matrix entered into an agreement with third parties to purchase 1,117,876 New Applicom’s shares, which accounted for 17.5% of its equity. Matrix paid for each share  NIS 15 in cash and 2 Matrix shares. After the completion of the transaction, Matrix held an 89.4% interest in New Applicom. On September 11, 2003 Matrix published a tender offer for the remaining shares of New Applicom. With the completion of the transaction, New Applicom became a private company owned by Matrix and its shares ceased to be traded on the TASE.

In February 2004, Matrix published a cash tender offer for the remaining shares of Sivan. As a result, Sivan’s shares ceased to be traded on the TASE.

N.

On November 11, 2002, the Board of Directors of Magic decided to distribute a cash dividend to its shareholders of $0.40 per share. The total amount distributed was $11,845 thousand. On January 27, 2003, after receiving approval for a capital reduction from the Tel-Aviv District Court, Magic announced the distribution of the dividend, and the payment date was February 24, 2003.

O.

In December 2003, Sapiens completed an offering of securities in Israel, resulting in gross proceeds to Sapiens of approximately $17.1 million. In this offering, Sapiens sold 100,000 units of securities, each unit consisting of 800 unsecured convertible debentures (Series A), two options (Series A) exercisable into debentures (Series A) and six warrants (Series 1) exercisable into common shares of Sapiens. The debentures are linked to the dollar and bear interest at an annual rate of 6%. The debentures are convertible into Sapiens common shares during a period ending on November 21, 2009. Each NIS 27 (currently approximately $5.90) amount of debentures may be converted into one common share of Sapiens, subject to adjustments. Each warrant (Series 1) is exercisable into one common share of Sapiens at an exercise price of approximately $6.14. The warrants are exercisable during a period ending on November 21, 2007.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

P.

In April 2000, FID and Israel Discount Bank Ltd. invested $15 million in eZoneXchange.com, Inc., a subsidiary of Sapiens. This private placement was accompanied by a put/call agreement, under which the participating investors were granted the right to require Sapiens to repurchase their shares in eZone, beginning in May 2004, in exchange for cash and Sapiens common shares. In February 2001, eZone operations were discontinued and Sapiens agreed to a partial exercise of the put option, resulting in a payment to the investors of $4.5 million. In March 2004, Sapiens entered into a new agreement with the investors which replaced the put/call agreement and extended the period in which Sapiens may fulfill the terms of the put option. Sapiens agreed to issue to the investors, in a private placement, 750,000 common shares and warrants to purchase an additional 350,000 common shares that are exercisable through December 31, 2007. In addition, Sapiens agreed to pay the investors by May 1, 2005, in two annual installments, an aggregate of $8.6 million plus interest at an annual rate of 7.5%.

Note 3 - Loans and Other Investments:

A.	Comprise:

			December 31,

	Interest rate		2003	2002
		Linkage
	%	basis	(U.S. $ in thousands)

Cost of shares (1)			1,760	2,680

Long-term prepaid expenses			1,082	223

Deposit		CPI	250	193
Loan	4	CPI	216	304

			466	497

Total			3,308	3,400

(1)	During 2003 and 2002 impairment losses on cost investments have been identified in the amounts of $862 thousand and $133 thousand respectively.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Loans and Other Investments (cont.):

B.	Maturity Dates:

	December 31,

	2003	2002

	(U.S. $ in thousands)

First year	72	76
Second year	72	76
Third year	72	76
Fourth year	-	76

Total	216	304

Note 4 - Investments in Affiliates:

A.	The Investments are Composed and Presented as follows:

	December 31,

	2003	2002

	(U.S. $ in thousands)

Investment in shares:
Cost	6,503	24,327
Goodwill and allocated original excess cost **	(272)	(12,552)

Net asset value as of acquisition date	6,231	11,775
Equity in post-acquisition undistributed retained losses, net	(5,982)	(4,063)

Net asset value as of the balance sheet date	249	7,712
Balance of goodwill	-	12,026

	249	19,738

Loans to affiliates:
Index-linked and interest-free *	196	339
Linked to the dollar and bearing annual interest of LIBOR + 1%	2,928	2,582

Total	3,373	22,659

	*	No repayment date has been set.

	**	As from January 1, 2002, the investment is being tested for impairment on an annual basis rather than amortizing the goodwill as required by previous accounting standards (see Note 1I).

B.	Sapiens:

During 2001, Formula completed a $10 million investment in Sapiens’ convertible preferred shares representing approximately 24% of Sapiens’ outstanding share capital on an as converted basis (see Note 2C).

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Investments in Affiliates (cont.):

B.	Sapiens (cont.):

On December 15, 2002, Formula invested an additional $10 million in Sapiens and purchased in the open market 1,900,000 shares for a consideration of $1.6 million. As a result, Formula increased its holding in Sapiens to 47.48%. In January 2003, Formula increased its holding in Sapiens to more than 50%.

Note 5 - Property and Equipment:

Comprise:

	December 31,

	2003	2002

	(U.S. $ in thousands)

Cost:
Computers and equipment	52,041	36,703
Motor vehicles	8,371	9,283
Buildings	10,078	9,765
Leasehold improvements	6,396	3,485

	76,886	59,236

Accumulated Depreciation:
Computers and equipment	41,485	26,993
Motor vehicles	3,996	3,810
Buildings	2,283	1,818
Leasehold improvements	3,366	1,570

	51,130	34,191

Undepreciated balance	25,756	25,045

Depreciation expense totaled $7,251 thousand, $7,536 thousand and $12,363 thousand for the years ended December 31, 2003, 2002 and 2001, respectively.

See Note 12 with respect to pledges.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Other Assets, Net:

Comprised as follows:

	December 31,

	2003	2002

	(U.S. $ in thousands)

Original amounts:
Capitalized software development costs	83,027	36,677
Deferred expenses and others	8,548	3,350
Deferred tax asset	5,184	1,659

	96,759	41,686

Accumulated amortization:
Capitalized software development costs	50,001	18,019
Deferred expenses and others	4,319	440
Deferred tax asset	-	-

	54,320	18,459

Amortized cost	42,439	23,227

Amortized expenses totaled $10,573 thousand, $5,370 thousand and $6,600 thousand for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 7 - Liabilities to Banks and Others:

A.        Composition:

	Interest rate	Linkage basis	Long-term liabilities	Current maturities	Total long-term liabilities net of current maturities	Total long-term liabilities net of current maturities

	December 31, 2003		December 31, 2003			December 31, 2002

	%		(U.S. $ in thousands)			(U.S. $ in thousands)

	2-6.6	Dollar	26,134	6,334	19,800	4,843
	4.3-8	CPI	3,153	1,242	1,911	2,713
	0-12.4	Others	432	243	189	-

Total			29,719	7,819	21,900	7,556

B.        Maturity Dates:

	December 31,

	2003	2002

	(U.S. $ in thousands)

First year (current maturities)	7,819	2,205
Second year	16,761	3,034
Third year	4,975	3,032
Fourth year	42	1,475
Fifth year	30	15
Sixth year and thereafter	92	-

Total	29,719	9,761

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Liabilities to Banks and Others (cont.):

C.        For details of liens and guarantees, see Note 12.

Note 8 - Debentures:

Comprised as follows:

			December 31,

			2003	2002
		Interest
	Linkage	rate	(U.S. $ in thousands)

Convertible debenture (see Note 2K)	CPI	4.95%	21,221	14,098
Convertible debenture (see Note 2A)	Dollar	5%	4,720	4,720
Convertible debentuere (see Note 2O)	Dollar	6%	16,672	-
Convertible debentuere (see Note 2P)	Dollar	5%	11,505	-

			54,118	18,818

Deferred issuance expenses, net			1,955	723

			52,163	18,095

Current maturities (see Note 2A)			1,180	-

			50,983	18,095

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

The amounts accrued and the amounts funded with managers’ insurance policies are as follows:

	December 31,

	2003	2002

	(U.S. $ in thousands)

Accrued severance pay	15,642	12,048

Less - severance pay fund	(11,113)	(8,262)

	4,529	3,786

The Company may only make withdrawals from the managers’ insurance policies for the purpose of paying severance pay.

B.	The expenses in respect of severance pay for the years ended December 31, 2003, 2002 and 2001 were $5,216 thousand, $2,917 thousand and $4,933 thousand, respectively.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Employee Option Plans in Subsidiaries:

Certain subsidiaries granted options to their employees to purchase shares in the respective companies.  The options were mainly granted in the years 1999-2003. In general, the options are exercisable 2-3 years after the date of grant and expire 7-10 years after grant.  Most of  the options were granted as part of plans that were adopted in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance, which stipulate, inter alia, that the subsidiaries will be able to claim the benefit that was charged to the employees as an expense for tax purposes, if and when the employees become liable for tax on the said benefit. For further information with rspect to expenses relating to the benefit to the employees, and additional disclosure required by FAS 123, see Note 1V.

A.	The following is a summary of the status of options plans in BluePhoenix as of December 31, 2003, 2002 and 2001 and changes during the years then ended:

	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001

	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

		$		$		$

Options outstanding at the beginning of the year	1,347,260	6.56	1,193,650	7.55	1,150,650	8.21
Changes during the year:
Granted	923,000	3.03	353,560	3.00	340,600	3.23
Exercised	(35,267)	2.33	(90,000)	3.57	(181,850)	2.74
Forfeited	(75,000)	9.46	(109,950)	8.9	(115,750)	8.75

Options outstanding at the end of the year	2,159,993	4.99	1,347,260	6.56	1,193,650	7.55

Options exercisable at year-end	1,233,575	6.04	888,333	7.63	852,966	6.99

Weighted-average fair value of options granted during the year*	0.54		1.09		1.40

*

The fair value of each option that was granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2003 - 66%, 2002 - 67%, 2001 - 61%, risk-free interest rate 2003 - 1.75%, 2002 – 1.75%, 2001 - 3% and expected life: 2001, 2002 and 2003 -3 years.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Employee Option Plans in Subsidiaries (cont.):

A.	(cont.):

The following table summarizes information in respect of outstanding options as of December 31, 2003.

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2003	Weighted Average Exercise Price

$		Years	$		$

2.25	416,000	9.25	2.25	41,000	2.25
3.00	116,000	9.50	3.00	62,667	3.00
3.00	255,660	8.50	3.00	85,220	3.00
3.00	80,000	8.09	3.00	80,000	3.00
3.50	70,000	9.50	3.50	70,000	3.50
3.50	47,000	9.75	3.50	19,000	3.50
4.00	200,000	9.83	4.00	-	4.00
4.50	68,333	7.50	4.50	45,555	4.50
4.50	10,000	9.25	4.50	10,000	4.50
5.20	139,500	2.75	5.20	139,500	5.20
5.50	13,000	6.83	5.50	13,000	5.50
6.00	28,000	10.00	6.00	28,000	6.00
6.50	311,900	2.21	6.50	311,900	6.50
6.50	2,000	10.00	6.50	2,000	6.50
8.00	92,000	5.50	8.00	92,000	8.00
9.00	10,000	5.75	9.00	10,000	9.00
9.63	70,000	6.25	9.63	70,000	9.63
10.50	230,600	7.25	10.50	153,733	10.50

	2,159,993			1,233,575

B.	The following table is a summary of the status of option plans in Magic as of December 31, 2003, 2002 and 2001:

	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

		$		$		$

Options outstanding at the beginning of the year	2,751,937	2.31	3,711,655	3.22	2,497,413	5.29
Granted	1,924,283	2.57	195,773	1.28	2,234,555	1.64
Exercised	(775,284)	1.17	(55,169)	1.38	(283,143)	1.35
Cancelled	-	-	(375,207)	8.16	-	-
Forfeited	(554,530)	3.35	(725,115)	3.01	(737,170)	5.21

Outstanding at the end of the year	3,346,406	2.26	2,751,937	2.31	3,711,655	3.22

Exercisable at the end of the year	1,304,338	1.92	2,103,941	2.35	2,574,626	3.28

Weighted average fair value of options granted during the year *		1.28		0.67		0.92

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Employee Option Plans in Subsidiaries (cont.):

B.	(cont.):

*

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes Option Valuation Model, with the following weighted-average assumptions for each of the three years in the period ended December 31, 2003: expected volatility of 0.44, 0.996 and 0.666, respectively, risk-free interest rates of 2%, 1.5% and 1.5% respectively, dividend yields of 0% for each year, and a weighted average expected life of the option of four years for each year.

The following table summarizes information regarding options outstanding as of December 31, 2003:

	Options Outstanding			Options Exercisable

Range of Exercise Price	Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2003	Weighted Average Exercise Price

$		Years	$		$

0-1	619,875	8	0.83	369,460	0.77
1-2	1,513,976	7	1.19	699,246	1.18
2-3	57,904	8	2.41	20,900	2.41
3-4	663,281	10	3.96	121,613	3.88
4-5	425,459	9.5	4.09	27,208	4.60
6-7	1,011	6	6.14	1,011	6.14
10-11	55,900	6.5	10.16	55,900	10.16
18-19	9,000	6	18.79	9,000	18.79

	3,346,406	8	2.26	1,304,338	1.92

C.	The following is a summary of the status of option plans in Matrix as of December 31, 2003 and 2002 and changes during the years then ended:

	Year ended December 31, 2003		Year ended December 31, 2002

	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

		$		$

Options outstanding at the beginning of the year	3,183,840	1.48	-	-
Changes during the year:
Granted	2,483,562	1.65	3,183,840	1.48
Exercised	-	-	-
Forfeited	(2,400)	1.60	-

Options outstanding at the end of the year	5,665,002	1.62	3,183,840	1.48

Options exercisable at end of year	2,995,699	1.61	-

Weighted average fair value of options granted during the year(*)		5.43		0.85

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Employee Option Plans in Subsidiaries (cont.):

C.	(cont.):

*

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants: dividend yield of 0% for all the years; expected volatility: 2003 - 22.3%, 2002 - 4.17%, risk-free interest rate (in NIS terms) of 5.5% in 2003 and 9% in 2002, and expected lives: 2003 - 7.1 years and 2002 - 7 years.

The following table summarizes information in respect of options outstanding as of December 31, 2003:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2003	Weighted Average Exercise Price

$		Years	$		$

1.37	558,738	6.67	1.37	480,838	1.37
1.60	3,974,264	5.83	1.60	1,916,861	1.60
1.83	1,132,000	6.67	1.83	598,000	1.83

	5,665,002			2,995,699

D.	The following is a summary of the status of options plans in Sapiens as of December 31, 2003, 2002 and 2001 and changes during the years then ended:

	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001

	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

		$		$		$

Options outstanding at the beginning of the year	**1,580,713	11.25	**1,569,698	12.50	**1,790,614	18.30
Changes during the year:

Granted	157,600	4.06	274,300	4.70	61,700	4.60
Exercised	(6,820)	3.91	(55,080)	0.20	(560)	0.00
Forfeited	(172,998)	14.05	(208,205)	15.70	(482,056)	29.75

Options outstanding at the end of the year	**1,558,495	10.25	**1,580,713	11.25	**1,569,698	12.50

Options exercisable at year-end	1,095,779	11.86	908,784	12.85	745,647	12.30

Weighted-average fair value of options granted during the year*		2.30

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Employee Option Plans in Subsidiaries (cont.):

D.	(cont.):

*

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2003 - 83%, 2002 - 97%, 2001 - 82%, risk-free interest rate 2003 - 2%, 2002 – 2%, 2001 - 2.5% and expected life: 2003 -3.5 years, 2002 and 2001 - 6 years.

** Including 154,000, 102,100 and 102,100 options repriced to zero, as of December 31, 2001, 2002 and 2003 respectively.

The following table summarizes information in respect of options outstanding as of December 31, 2003:

	Options Outstanding			Options Exercisable

Range of Exercise Price	Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2003	Weighted Average Exercise Price

$		Years	$		$

-	102,100	6.99	-	102,100	-
3.25-3.75	210,700	8.39	3.58	79,600	3.44
4.06-5.70	844,562	7.62	4.46	534,805	4.32
11.25-16.875	175,080	2.26	11.87	175,080	11.87
19.375-29.375	54,675	6.54	28.90	43,266	28.93
32.5-47.5	129,328	5.14	38.31	129,328	38.31
61.25-69.375	42,050	6.07	67.40	31,600	67.41

	1,558,495		10.25	1,095,779	11.86

Note 11 - Unrealized Gains:

A.	The unrealized gains are composed of the following:

	December 31,

	2003	2002

	(U.S. $ in thousands)

Gain resulting from Matrix - Note 2M	-	1,642
Gain resulting from the sale of certain companies to Formula Vision - Note 2I	1,147	1,060
Gain resulting from a reverse acquisition of Matrix – Note 2G	2,975	3,078
Gain resulting from Sintec Media Ltd.	227	210
Gain resulting from Sintec	-	93
Gain resulting from T-Soft	110	101

	4,459	6,184

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Unrealized Gains (cont.):

B.	1. During the fourth quarter of 2003, shareholders exercised the put option given to them by the Company (see Note 2M). As a result, the unrealized gain with respect to Matrix shares was canceled.

	2.	During the year 2003, in connection with the Matrix reverse acquisition deal as a result of decrease in Formula’s guarantee, Formula realized gain in the amount of $342 thousand.

Note 12 - Commitments and Contingencies:

A.	Commitments:

Some of the Company’s subsidiaries have commitments to the Chief Scientist in the Ministry of Industry and Trade and to the Marketing Promotion Fund, to pay royalties at a rate of 3%-3.5% of the proceeds from the sale of  software products which were developed with the assistance of the Chief Scientist and marketed with the assistance of the Marketing Promotion Fund. The amount of royalties is limited to 100%-150% of the amount received.  The subsidiaries are only obliged to repay the grants received from the Office of the Chief Scientist if revenue is generated from the sale of the said software products.

The balance of the contingent liability in respect of the aforesaid, amounted to approximately $9.8 million as at December 31, 2003.

B.	Liens:

	1.	Some of the subsidiaries have liens on leased vehicles, leased equipment and other assets in favor of the leasing companies.
	2.	The Company has pledged securities and bank accounts in favor of banks.
	3.	Some of subsidiaries have given floating charges in favor of banks and othr financial institusions

C.	Guarantees:

1.

Formula is a guarantor for the completion of projects performed by some of the companies that were transferred to Formula Vision. Some of these guaranties cannot be assigned to other parties. Within the framework of the agreement with Formula Vision, Formula will be entitled to indemnification if the guarantees are exercised.

	2.	Subsidiary companies are guarantors for the liabilities of affiliates in favor of banks and others for periods of 1 to 3 years.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Commitments and Contingencies (cont.):

C.	Guarantees (cont.):

3.

In connection with the purchase of interest in Matrix (see Note 2G), Formula agreed to guarantee a loan in the amount of $8.34 million extended by a commercial bank to the former principal shareholders of Matrix.

D.	Others:

1.

In December 2001 and 2002, in connection with credit facilities Formula and a subsidiary have entered into a bank agreement with various banks, according Formula and a subsidiary committed, among other things:

		a.	To maintain certain financial ratios.
		b.	To give a negative pledge to certain banks.
		c.	Not to distribute dividends at rates that exceed prevailing rates in other companies operating in their area of activity.
d.

To repay the loans provided by the banks, if so required by the banks, at the discretion of the banks, in the event that Dan Goldstein or Gad Goldstein cease to serve in their current positions in Formula.

The Company is currently in compliance with all of the covenents.

2.

In connection with the sale of interest in certain companies to Formula Vision, Formula Vision assumed all of Formula’s rights and obligations under the agreements with each of Shamrock, FIMI and IDB in respect of the companies transferred to Formula Vision (see Note 2I)

	3.	Formula and certain subsidiaries have committed not to create a floating charge on their assets.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Commitments and Contingencies (cont.):

E.	Legal Proceedings:

In October 2003, a former New Applicome’s shareholder filed an application with the Tel-Aviv, Jaffa District Court to approve a claim filed by him against Matrix, as a class action. The claim relates to the acquisition of New Applicom shares, which Matrix completed in June 2003. The shareholder alleges that the share price Matrix paid to New Applicom’s shareholders in the tender offer was lower than the fair price of New Applicom shares. The maximum anout of the claim is approximately $1.2 million in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of New Applicom who sold their shareholdings to Matrix pursuant to the tender offer. The plaintiff has applied for such approval in the lawsuit. The Company believes that the allegations against Matrix in this proceed are without merit and accordingly, filed an aplication to strike out the claim in limine.

In July 2003, a former Liraz shareholder filed an application with the Tel-Aviv, Jaffa District Court to approve a claim filed by him against BluePhoenix, as a class action. The claim relates to the acquisition of Liraz shares, which BluePhoenix completed in March 2003. The shareholder alleges that the share price BluePhoenix paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum anout of the claim is approximately $5.8 million in the aggregate. In the lawsuit, the plaintiff has applied for the court’s approval to represent all of the shareholders of Liraz who sold their shareholdings pursuant to the tender offer and the mandatory acuisition. A preliminary hearing is scheduled for October 2004. The Company believes that the allegations against BluePhoenix in this proceed are without merit and intend to Vigorously defend the claim and contest the allegations made therein.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Commitments and Contingencies (cont.):

E.	Legal Proceedings (count.):

In July 2003, a former Liraz shareholder filed an application with the Tel-Aviv, Jaffa District Court to approve a claim filed by him against BluePhoenix, as a class action. The claim relates to the acquisition of Liraz shares, which BluePhoenix completed in March 2003. The shareholder alleges that the share price BluePhoenix paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum anout of the claim is approximately $5.8 million in the aggregate. In the lawsuit, the plaintiff has applied for the court’s approval to represent all of the shareholders of Liraz who sold their shareholdings pursuant to the tender offer and the mandatory acuisition. A preliminary hearing is scheduled for October 2004. The Company believes that the allegations against BluePhoenix in this proceed are without merit and intend to Vigorously defend the claim and contest the allegations made therein.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Commitments and Contingencies (cont.):

F.	Lease Commitments:

The following are details of the future minimum lease commitments under non-cancelable operating leases as of December 31, 2003:

U.S. $ in thousands

2004	8,581
2005	7,129
2006	5,692
2007	5,336
2008 and thereafter	8,338

35,076

Rent expenses for the years ended December 31, 2003, 2002 and 2001, were approximately $10,293 thousand, $7,418 thousand and $8,365 thousand, respectively.

Note 13 - Shareholders’ Equity:

A.	Share Capital Authorized, Issued and Outstanding:

	December 31, 2003		December 31, 2002

	Authorized	Issued	Authorized	Issued

	NIS	NIS	NIS	NIS

Ordinary shares, NIS 1 par value each	25,000,000	10,824,780	25,000,000	10,324,780

1.

The shares are traded on the TASE and through ADSs, each representing one ordinary share of NIS 1 par value, quoted on the NASDAQ National Market in the United States.  The closing price of the share on the TASE as of December 31, 2003, was NIS 75.80. The closing price of the ADS on the NASDAQ National Market on that date was $17.07.

2.

On June 25, 1998, Formula completed a public offering of its shares on the over-the-counter market in the U.S. Formula received $56 million, net, in exchange for 1,600,000 ADSs.  The offering price was $35 per share.

3.	In November 1998, Formula raised approximately $3 million in a private placement of 107,100 of Formula’s shares.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Shareholders’ Equity (cont.):

A.	Share Capital Authorized, Issued and Outstanding (cont.):

4.

Formula’s General Meeting approved, in September 1999 and in August 2000, the allotment of options to purchase 1,000,000 and 500,000 ordinary shares of Formula, respectively, to Shandol Ltd. (a company transfered to Formula Vision within the framework of the the companies transferred from the Company to  Formula Vision - see Note 2A), a wholly-owned subsidiary. The 1,000,000 options were issued in order to assure the availability of Formula’s shares in the event of a request from Shamrock to exercise their option. The 500,000 options were issued in order to assure the availability of Formula’s shares so long as the convertible options are outstanding, with no need for additional action in the future. The exercise price of the options is equal to Formula share market price.

	5.	In November 2001, Shandol exercised options to purchase 1,000,000 shares of Formula for a consideration of $12 million - see Note 2A.

6.

In November 2001 and January 2002, Shamrock exercised its exchange option for Formula’s shares with respect to companies transferred to Formula Vision, Transtech and Airport Intersystems (see Note 2A). In consideration for the shares in the said companies, Shandol transferred to Shamrock 1,000,000 ordinary shares of Formula.

7.

During 2002, Formula repurchased 324,780 of its ordinary shares in the open market for an aggregate of $3.4 million.During 2003, Formula sold 300,000 of its ordinary shares for an aggregate of $4.8 million.

8.

In December 2003, Formula issued 500,000 ordinary shares consequent to the exercise of options to acquire 500,000 ordinary shares. The options had been granted by Formula to Shandol on August 2000 (see Note 2A).

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Shareholders’ Equity (cont.):

B.	Details of Share Options Granted to Employees:

In August 1997, Formula’s Board of Directors adopted an option plan pursuant to which Formula may grant options to its employees to purchase up to an aggregate of 200,000 ordinary shares. In accordance with this plan, employees of Formula and its subsidiaries were granted, for no consideration, 135,000 options, each of which may be exercised into one ordinary share of Formula at an exercise price of $18.6 per share, linked to the CPI. Any option not exercised within five years will expire. During 2002, all options that had not been exercised, expired.

In November 2000, Formula’s Board of Directors adopted an option plan pursuant to which Formula may grant options to employees of Formula to purchase up to a total of 300,000 ordinary shares.  In accordance with this plan, employees of Formula and its subsidiaries were granted, for no consideration, 64,500 options, each of which may be exercised into one ordinary share of Formula at an exercise price of $30.8 per share, linked to the CPI. Any option not exercised within five years will expire.

The options will be exercisable as follows:

In the period from the end of one year after the allotment of the options until the end of three years from the time of allotment, each grantee will be entitled to exercise one third of the options allotted to him, at the end of each year.  The above mentioned option plans comply with the provisions of Section 102 of the Israeli Income Tax Ordinance, which provides, inter alia, that Formula will be able to claim the benefit charged to employees for tax purposes as a tax-deductible expense, if and when the employees become liable for tax on such benefit.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Shareholders’ Equity (cont.):

B.	Details of Share Options Granted to Employees (cont.):

The following is a summary of the status of Formula’s option plans as of December 31, 2003, 2002 and 2001 and for the years then ended:

	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001

		Weighted Average Exercise Price		Weighted Average Exercise Price		Weighted Average Exercise Price
	Number of		Number of		Number of
	Options	$	Options	$	Options	$

Outstanding options at the beginning of the year	64,500	30.8	122,850	25	125,527	25
Changes during the year:
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	(2,677)	18.6
Expired	-	-	(58,350)	18.6	-	-

Outstanding options at the end of the year	64,500	30.8	64,500	30.8	122,850	25

Exercisable options at the end of the year	64,500	30.8	43,000	30.8	79,850	21.9

Weighted avarage fair value of options granted during the year		-		-		-

The following table summarizes information in respect of outstanding options as at December 31, 2003:

	Options Outstanding			Options Exercisable

Range of exercise price	Number Outstanding at	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at	Weighted Average Exercise Price
	December 31,			December 31,
	$2003	Years		$2003	$

30.8	64,500	1.92	30.8	64,500	30.8

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Shareholders’ Equity (cont.):

C.	Dividends:

1.

Formula has not paid any cash dividends on its ordinary shares in the past and does not expect to pay cash dividends on its ordinary shares in the foreseeable future. However, in certain circumstances, Formula might consider in the future a distribution of dividends.

	2.	In August 2001, Formula distributed its investments in Formula Vision to its shareholders as a dividend in kind (see Note 2F).

D.	Options Issued:

On May 30, 2002, Formula consummated a public offering in Israel of debentures. Options to purchase an aggregate of 2,000,000 ordinary shares were attached to the debentures. The options expired on May 30, 2003 (see Note 2J).

Note 14 - Taxes on Income:

A.	Tax Laws in Israel:

	1.	The Law for the Encouragement of Capital Investments, 1959:

Pursuant to the provisions of the said law, certain subsidiaries are eligible for tax benefits resulting from implementation of programs for investment in assets, in accordance with letters of approval granted to such subsidiaries by the Ministry of Trade and Industry. Such letters of approval provide the subsidiaries with an “approved enterprise” status, entitling them to be exempted from tax for periods of between two and four years and, following such periods, to be  taxed at a reduced rate of 25% on income derived from the approved enterprise, subject to fulfillment of the conditions stipulated in the letters of approval.

The period in which the said subsidiaries will enjoy the tax exemption or reduced tax rate is limited in each letter of approval to seven years from the first year in which taxable income is earned.  If the percentage of a subsidiary’s share capital held by foreign shareholders exceeds 25%, the subsidiary will be entitled to reduced tax rates for a further three years.

If the companies distribute dividends out of the income of the approved enterprise, they will be subject to tax at the rate of 25% on the distributed income. The Company intends to permanently reinvest the amounts of tax-exempt  income and it does not intend to cause distribution of such dividends. Therefore, no deferred income taxes have been provided in respect of such tax-exempt income. However, in certain circumstances, the Company might consider in the future a distribution of dividends.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Taxes on Income (cont.):

A.	Tax Laws in Israel (cont.):

	1.	The Law for the Encouragement of Capital Investments, 1959 (cont.):

In the event of a distribution of a cash dividend by subsidiaries, out of retained earnings which were tax exempt due to the above benefits, the Group would have to pay approximately $6.2 million tax in respect of the amount distributed. Deferred taxes with respect to such distributed earnings were not provided because such earnings are essentially permanent in duration and could be distributed to shareholders tax free only upon liquidation, subject to certain conditions.

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

The Company and some of its subsidiaries are subject to the Income Tax Law (Inflationary Adjustments), 1985, which instituted the measurement of results for tax purposes on a real (inflation-adjusted) basis. The various adjustments required under this law are intended to adjust the nominal results for tax purposes to NIS of the end of the year (according to the changes in the CPI). Some subsidiaries report their income in dollars in accordance with income tax regulations.

	4.	Recent Israeli Tax Reform Legislation:

In July 2002, the Israeli parliament approved a law enacting extensive changes to Israel’s tax law generally effective January 1, 2003 (the “Tax Reform Legislation”). Among the key provisions of the Tax Reform Legislation as applicable to the Group is the introduction of the “controlled foreign corporation” concept, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiaries in their country of residence.

	5.	Tax rates:

The tax rate used for computing the provision for current taxes is 36%, with the exception of approved enterprises - see 1 above.

B.	Subsidiaries Outside Israel:

Subsidiaries that are not Israeli resident are taxed in the countries in which they are resident, according to the tax laws in those countries.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Taxes on Income (cont.):

C.	Cumulative Tax Losses:

The Company and certain subsidiaries have cumulative operating losses for tax purposes as of December 31, 2003 totaling approximately $190,979 thousand, of which $127,183 thousand is in respect of subsidiaries in Israel (December 31, 2002 - $116,933 thousand), and approximately $63,796 thousand in respect of subsidiaries abroad (December 31, 2002 - $59,717 thousand). The likelihood of the utilization of most of these losses in the future is low. Therefore, no deferred tax asset has been recorded in respect of such losses.

D.	Income Tax Assessments:

Formula received final tax assessments through the tax year 2000.

E.	Deferred Taxes:

	1.	Composition:

	December 31,

	2003	2002

Net operating losses carried forward	85,560	71,795
Software development costs	1,080	324
Allowances and reserves	5,465	6,633

	92,105	78,752
Valuation allowance	(85,335)	(76,105)

	6,770	2,647

Deferred taxes were computed at a tax rate of 36%.

2.	Presentation in balance sheets:

	December 31,

	2003	2002

	(U.S. $ in thousands)

Stated in current assets	2,528	1,859
Stated in other assets	5,184	1,659
Stated in long term liabilities	(942)	(871)

Total included in balance sheets	6,770	2,647

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Taxes on Income (cont.):

F.	Taxes on Income Included in Statements of Operations:

	Year ended December 31,

	2003	2002	2001

	(U.S. $ in thousands)

Current taxes:
In Israel	1,584	2,112	2,874
Abroad	924	1,221	367

	2,508	3,333	3,241
Taxes in Israel in respect of prior years	(795)	(954)	1,473
Deferred taxes, net	827	(365)	1,525

Total	2,540	2,014	6,239

G.	Theoretical Tax:

The following is a  reconciliation between the theoretical tax expense, assuming that all income was taxed at ordinary tax rates, and the actual income tax expense, as recorded in the statement of operations:

	Year ended December 31,

	2003	2002	2001

	(U.S. $ in thousands)

Income (loss) before taxes on income, as per the statement of operations	10,849	(513)	(90,560)

Theoretical tax - 36%	3,906	(185)	(32,602)
Additional tax (tax savings) in respect of:
Non-deductible expenses (mainly amortization of goodwill)	(162)	421	13,136
Tax-exempt income (mainly relating to decrease in shareholdings)	(71)	(2,117)	(1,127)
Tax-exempt income and reduced tax rates in companies which have approved enterprises	(74)	228	(1,923)
Losses and timing differences for which deferred taxes were not recorded	(55)	5,083	27,869
Taxes in respect of previous years	(795)	(954)	1,473
Effect of the Inflationary Adjustments Law	41	(717)	(148)
Other	(250)	255	(439)

Taxes on income as per the statement of operations	2,540	2,014	6,239

Effective tax rate - in %	23.4	-	-

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance Sheet:

A.	Other Current Assets:

Composition:

	December 31,

	2003	2002

	(U.S. $ in thousands)

Government departments	5,380	7,036
Employees (1)	1,084	1,578
Prepaid expenses and advances to suppliers	6,753	5,987
Deferred taxes	2,528	1,859
Affiliates	646	-
Accounts receivable resulting from realization of holdings in affiliates	312	-
Other	2,143	3,182

Total	18,846	19,642

	(1)	Some of these balances are linked to the CPI, and bear interest at an annual rate of 4%.

B.	The Company’s Long-Lived Assets are as follows:

	December 31,

	2003	2002

	(U.S. $ in thousands)

Israel	20,879	20,343
U.S.A.	2,036	2,666
Others	2,841	2,036

	25,756	25,045

C.	Liabilities to Banks and Others:

Composition:

	Interest rate
			December 31,
	December 31,
	2003		2003	2002
		Linkage
	%	basis	(U.S. $ in thousands)

Bank overdraft	6-10.5	Unlinked	6,179	2,304
Short-term bank loans	6-8	Unlinked	15,224	59,811
Short-term bank loans	1.6-3.6	Dollar	19,215	12,901
Short-term bank loans	4.3-8.5	CPI	14,441	8,706
Short-term bank loans	4.2-4.4	Euro	3,665	1,825
Current maturities of long-term loans from banks			8,999	2,205

Total			67,723	87,752

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.):

D.	Other Accounts Payable:

Composition:

	December 31,

	2003	2002

	(U.S. $ in thousands)

Employees and other wage and salary related liabilities	24,961	21,845
Government departments	7,775	8,359
Prepaid income and customer advances	18,809	17,419
Accrued royalties to the OCS (Note 12)	2,404	-
Other payables and credit balances	17,143	12,549

Total	71,092	60,172

E.	Revenues:

Revenues classified by geographic area:

	Year ended December 31,

	2003	2002	2001

	(U.S. $ in thousands)

Israel	171,108	156,212	219,055
International:
United States	93,695	65,654	93,823
Other	102,027	61,444	74,804

	195,722	127,098	168,627

Total	366,830	283,310	387,682

Classification was based on the location of the customers.

F.	Restructuring and Non-Recurring Costs:

	Year ended December 31,

	2003	2002	2001

	(U.S. $ in thousands)

Wages and related expenses	-	1,169	3,482
Relocation expenses	-	396	2,912
Expenses relating to closing of branches	-	264	4,287
Other	-	-	317

Total	-	1,829	10,998

Restructuring expenses were recorded by consolidated companies. During 2002 and 2001, these companies announced the adoption of a restructuring plan in order to reduce expenses and improve organizational and business efficiency.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.):

G.	Financial Income, Net:

Composition:

	Year ended December 31,

	2003	2002	2001

	(U.S. $ in thousands)

Financing income	4,726	12,621	7,930
Financing costs related to long-term credit	(3,347)	(2,601)	(819)
Financing costs related to short-term credit and others	(6,046)	(6,314)	(4,407)
Gain (loss) from marketable securities	991	(101)	(24)

Total	(3,676)	3,605	2,680

H.	Other Expenses, Net:

Composition:

	Year ended December 31,

	2003	2002	2001

	(U.S. $ in thousands)

Gain (loss) on sale of fixed assets, net	26	(176)	(218)
Dividend received from another company	-	-	372
Provision for impairment in value of investment in affiliates and other companies and write-off of goodwill (1)	(915)	(1,656)	(37,314)
Other	799	(268)	441

Total	(90)	(2,100)	(36,719)

(1)

In the year 2001, primarily includes the amortization of goodwill and depreciation in value of investments, in Magic - $22 million, in BluePhoenix - $4 million, in New Applicom - $5 million and the impairment of a convertible loan to Thougtbubble Productions Inc. amounting to approximatly $4.8 million.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.):

I.	Gain on Realization of Shareholdings, Net:

1. Composition:

	Year ended December 31,

	2003	2002	2001

	(U.S. $ in thousands)

Loss from realization of Compubyte Computers (2 below)	-	(609)	(1,935)
Gain from realization of investment in Level 8	376	5,466	1,889
Gain (loss) from sale and decrease in shareholding percentage in Magic	722	(38)	(602)
Gain from realization of investment in the News Company	409	-	-
Loss from exercise of employees stock options in Magic	(428)	-	-
Gain from decrease in shareholding percentage in Matrix	1,131	915	-
Gain (loss) from sale and decrease in shareholding percentage in New Applicom	(93)	-	(32)
Gain from realization of investment in warrants in Matrix	300
Gain from realization of unrealized gain in Matrix (see Note 2G)	342	-	-
Gain (loss) on realization of other investments	(3)	(1,066)	1,453

Total	2,756	4,668	773

	2.	Additional Information:

On November 7, 2001, Sintec, a subsidiary, signed an agreement in principle that obligates Sintec to sell its holdings in Compubyte Computers 1986 Ltd. to a third party for a consideration of $3,397 thousand. In December 2001, the final agreement was signed between the two parties. As a result of this transaction, Sintec recorded a capital loss of $1,935 thousand.

J.	Operating Segments:

The Company operates in two principal business segments, IT Services and proprietary software solutions.

Software Services

The following is a list of the Group’s principal activities: applications development, systems integration, migration of IT platforms, IT consulting, e-services, outsourcing, conversion services, application and implementation of ERP & CRM systems, imported software products and a training school.

The Group provides these IT services across the full system development lifecycle, including the definition of business requirements, system analysis, technical specifications, coding, testing, training, implementation and maintenance.  The Company performs its projects on-site or at its own facilities.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.):

J.	Operating Segments (cont.):

Proprietary Software Products

The Group designs, develops and markets proprietary software solutions for sale in selected niche markets worldwide.  The following is a list of the proprietary software solutions that are  marketed by the Group:

Modernization solutions, Magic-technology, Magic eMerchant, solutions for law enforcement, Application software for long term care industry, car rental solutions, solutions for banking and finance, solutions for telecommunications, CRM systems, Sapiens eMerge, re-engineering and AppBuilder, solutions for insurance industry as like Sapiens & Merge technology.

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

The following is a list of the companies included in each operating segment, as of December 31, 2003:

Software Services:
Matrix IT Ltd.
nextSource Inc.

Proprietary Software Products:
BluePhoenix Solutions Ltd.
Magic Software Enterprises Ltd.
Sapiens International Corporation N.V.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.):

J.	Operating Segments (cont.):

The Company evaluates the performances of each segment, software services and proprietary software products, based on operating income/loss. Headquarters expenses are allocated proportionally between the segments:

	Software Services	Proprietary Software Products	Total

	(U.S. $ in thousands)

Revenues:
2003	196,782	170,048	366,830
2002	172,068	113,121	285,189
2001	213,859	182,745	396,604

Inter-segment sales:
2003	-	-	-
2002	726	1,153	1,879
2001	4,913	4,009	8,922

Operating income (loss):
2003	8,289	3,570	11,859
2002	(1,435)	(5,251)	(6,686)
2001	(10,416)	(46,878)	(57,294)

Financial income (expenses):
2003	(3,205)	(471)	(3,676)
2002	5,549	(1,944)	3,605
2001	(7,302)	9,982	2,680

Net income (loss)
2003	2,106	1,014	3,120
2002	(1,105)	(1,301)	(2,406)
2001	(18,781)	(41,080)	(59,861)

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.):

J.	Operating Segments (cont.):

	Software Services	Proprietary Software Products	Total

	(U.S. $ in thousands)

Identifiable assets:
2003	147,248	236,915	384,163
2002	155,908	173,325	329,233

Identifiable liabilities:
2003	116,965	116,179	233,144
2002	130,017	54,332	184,349

Depreciation and amortization:
2003	5,602	12,945	18,547
2002	5,196	7,710	12,906
2001	11,043	18,852	29,895

Investments in fixed assets:
2003	1,924	2,963	4,887
2002	1,740	1,642	3,382

Reconciliation between the data on sales and income of the operating segments and the data in the consolidated financial statements:

	2003	2002	2001

	(U.S. $ in thousands)

Revenues:
Revenues as above	366,830	285,189	396,604
Less inter-segment transactions	-	(1,879)	(8,922)

Revenues as per statement of operations	366,830	283,310	387,682

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.):

J.	Operating Segments (cont.):

	2003	2002

	(U.S. $ in thousands)

Identifiable assets:
Total assets of operating segments	384,163	329,233
Assets not identifiable to a particular segment	159,436	170,611
Elimination of inter-segment assets and other	(14,684)	(32,599)

Total assets as per consolidated balance sheet	528,915	467,245

Identifiable liabilities:
Total liabilities of operating segments	233,144	184,349
liabilities not identifiable to a particular segment	65,730	90,073
Elimination of inter-segment liabilities and other	(14,214)	(32,656)

Total liabilities as per consolidated balance sheet	284,660	241,766

K.	Earnings (Loss) Per Share:

The following table presents the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,

	2003	2002	2001

	(U.S. $ in thousands)

Amount for basic earnings (loss) per share - income available to shareholders	2,909	(2,406)	(59,861)

Effect of dilutive securities	(466)	-	-

Amount for diluted earnings (loss) per share - income available to shareholders	2,443	(2,406)	(59,861)

Weighted average shares outstanding
Denominator for basic net earnings (loss) per share	10,037	10,171	9,325
Effect of dilutive securities	248	(* -	(* -

Denominator for diluted net earnings (loss) per share	10,285	10,171	9,325

Basic net earnings (loss) per share	0.29	(0.24)	(6.42)

Diluted net earnings (loss) per share	0.24	(0.24)	(6.42)

*) Anti dilutive.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.):

K.	Earnings (Loss) Per Share (cont.):

Options to purchase 500,000 Formula’s shares in 2002, 2001 and 2000 at market price were outstanding, but were not included in the computation of the diluted EPS because the options have an anti-dilution effect.

Options to purchase 2,000,000 shares and employees’ options to purchase 64,500 shares in the year 2002 at an exercise price of $15.8 and $30.8, respectively, were outstanding, but were not included in the computation of the diluted EPS because the options have an anti-dilution effect.

Note 16 - Transactions with Related Parties:

A.

In September 2001, Sintec signed an agreement with Formula Vision, pursuant to which Formula Vision purchased all of Sintec’s holdings in Sintec Media Ltd. (“Sintec Media”) representing 25% of Sintec Media’s outstanding share capital for a consideration of $2,600 thousand. In addition, Sintec was given an option to repurchase, during a period of three years, 10% of Sintec Media’s shares sold to Formula Vision at the same per share price. Consequently, the Company recorded a total of $979 thousand as a capital surplus resulting from the transaction. Mr. Dan Goldstein and Mr. Gad Goldstein were interested parties in the transaction , as both were directors and shareholders in both Sintec and Formula Vision.

B.

In September 2001, a Company’s subsidiary, Comsoft Technologies Ltd. (“Comsoft”) signed an agreement with Formula Vision, pursuant to which Formula Vision will purchase all of Comsoft’s holdings in T-Soft Ltd. (“T-Soft”) representing 46% of T-Soft’s outstanding share capital for consideration of $2,760 thousand. In addition, Comsoft was given an option to repurchase, during a period of three years, 10% of T-Soft’s shares sold to Formula Vision at the same per share price. Consequently, the Company recorded a total of $283 thousand as a capital surplus resulting from the transaction. Mr. Dan Goldstein and Mr. Gad Goldstein were interested parties in the transaction , as both were directors in both Comsoft and Formula Vision.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 - Transactions with Related Parties (cont.):

C.

In July 2001, Formula granted to Formula Vision, an option to purchase Formula’s interests in certain privately-held companies. On November 28, 2001, Formula Vision exercised the option. Accordingly, Formula transferred to Formula Vision its entire interest, including related obligations, in certain companies for aggregate consideration of $58.9 million. Under the agreement with Formula Vision, Formula Vision issued to Formula in December 2001, a series of debentures in the amount of $58.9 million, linked to the CPI and bearing interest at an an annual rate of 5%.

On March 31, 2002, Formula lent an additional amount of $19.4 million to Formula Vision in consideration for a series of debentures with similar terms to the debentures issued in December 2001. Formula is entitled, during a 3-year period, to repurchase from Formula Vision up to 10% of the sold shares of the transferred companies, at the same pruchase price set out in the agreement between the parties. As part of the agreement between Formula and Formula Vision, Formula also transferred to Formula Vision its rights and obligations in respect to the transferred companies under Formula’s agreements with each of Shamrock, FIMI and IDB. This series of transactions is considered a related party transaction since Dan and Gad Goldstein serve as directors of Formula and Formula Vision.

For more information about the transaction between Formula and Formula Vision, see Note 2I.

D.	In November 2002, Formula completed a sale to Matrix of its entire shareholdings in New Applicom, Sintec and Sivan, for an aggregate consideration of $29.6 million (see Note 2M).

E.

In November 2002, Formula sold to BluePhoenix, in a share exchange transaction, its 57.9% interest in Liraz. In consideration, BluePhoenix issued to Formula, BluePhoenix ordinary shares representing 9% of BluePhoenix’s outstanding share capital. The exchange ratio was set at 1:1.67, which Formula believes reflects a fair ratio between the values of the two companies (see Note 2L).

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - Subsequent Events:

A.

In January 2004, Formula converted $35 million of Formula Vision $80 million debt into shares. In return, Formula received 38,000,000 shares constituting 59.4% of Formula Vision’s outstanding share capital.

Following is selected information of Formula Vision’s financial statements:

December 31, 2003

(U.S. $ in thousands)

Total asset	110,163
Total liabilities	125,442

B.

On February 13, 2004 there were public reports that a leak of Microsoft source code had occurred on the Internet. These reports indicated that the source code contained trace references to the Company’s subsidiary, Mainsoft Corporation the Mainsoft servers and personnel. Mainsoft’s management team immediately adopted a policy of full cooperation with local authorities, the FBI, and Microsoft in their respective investigation. All parties conducting investigations have found no trace of a security breach after that date. While Mainsoft believes its relationship with Microsoft will continue on terms acceptable to Mainsoft, a change in the relationship could materially adversely affect Mainsoft‘s business, results of operation, and financial condition.

C.	In March 2004, a subsidiary, as part of a private placement, issued convertible debentures and warrants to four institutional investors in a total amount of approximately $5 million.

CONSENT OF INDEPENDENT AUDITORS

        We hereby consent to the use in the consolidated financial statements of Formula Systems (1985) Ltd. constituting part of the Annual Report of Formula systems (1985) Ltd. on Form 20-F for the fiscal year ended December 31, 2003, of our report dated February 9, 2004, relating to the consolidated financial statements of Sapiens International Corporation N.V. for the year ended December 31, 2003 which are included in such consolidated financial statements.

June 28, 2004 Tel-Aviv, Israel	Kost Forer Gabbay & Kasierer A Member of Ernst & Young Global

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

- - - - - - - -

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

          We have audited the consolidated balance sheets of Sapiens International Corporation N.V. (“the Company”) and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2j to the consolidated financial statements, the Company adopted the provisions of Statement of Accounting Standard No. 141, “Business Combinations”, and Statement of Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, effective January 1, 2002.

/s/ KOST FORER GABBAY & KASIERER

Tel-Aviv, Israel February 9, 2004	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

F - 2

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2002	2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$22,001	$31,775
Marketable securities and short-term deposits (Note 3)	1,652	1,039
Trade receivables (net of allowance for doubtful accounts of $4,001 and $529 as of December 31, 2002 and 2003, respectively) (Note 4)	10,405	9,133
Other receivables and prepaid expenses (Note 5)	5,842	5,647

Total current assets	39,900	47,594

PROPERTY AND EQUIPMENT, NET (Note 6)	3,426	3,060

OTHER ASSETS:
Capitalized software development costs, net of accumulated amortization of $21,072 and $24,881 as of December 31, 2002 and 2003, respectively (Note 8a)	8,170	11,282
Goodwill (Note 7)	8,621	8,621
Other, net (Note 8)	5,035	6,166

Total other assets	21,826	26,069

Total assets	$65,152	$76,723

The accompanying notes are an integral part of the consolidated financial statements.

F - 3

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2002	2003

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 10a)	$5,006	$9,390
Current maturities of long-term debt (Note 10c)	4,477	189
Trade payables	2,578	2,619
Deferred revenues	3,683	3,254
Other liabilities and accrued expenses (Note 9)	14,541	11,054

Total current liabilities	30,285	26,506

LONG-TERM LIABILITIES:
Convertible debt, warrants and options (Note 10b)	-	16,672
Other long-term liabilities (Note 10c)	7,787	8,111

	7,787	24,783

REDEEMABLE SHARES IN A SUBSIDIARY (Note 1c)	11,185	11,505

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS’ EQUITY (Note 14):
Share capital:
Preferred shares: Authorized - None and 1,000,000 of €2.30 par value at December 31, 2002 and 2003; Issued and outstanding - None at December 31, 2002 and 2003	-	-
Common shares: Authorized - 20,000,000 of €2.30 par value at December 31, 2002 and 2003; Issued - 11,028,909 and 11,035,729 at December 31, 2002 and 2003, respectively; Outstanding: 10,987,115 and 10,993,935 at December 31, 2002 and 2003, respectively	23,773	23,788
Additional paid-in capital	82,648	82,120
Deferred stock compensation	(21)	-
Treasury shares	(2,423)	(2,423)
Note receivable from a related party shareholder	(975)	(975)
Accumulated other comprehensive loss	(3,820)	(3,107)
Accumulated deficit	(83,287)	(85,474)

Total shareholders’ equity	15,895	13,929

Total liabilities and shareholders’ equity	$65,152	$76,723

The accompanying notes are an integral part of the consolidated financial statements.

F - 4

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2001	2002	2003

Revenues (Note 15b):
Products	$33,924	$42,008	$32,580
Consulting and other services	29,511	22,820	19,738

Total revenues	63,435	64,828	52,318

Cost of revenues:
Products	23,711	22,567	17,489
Consulting and other services	18,902	13,543	11,118

Total cost of revenues	42,613	36,110	28,607

Gross profit	20,822	28,718	23,711

Operating expenses:
Research and development, net (Note 16a)	5,458	6,017	3,656
Selling, marketing, general and administrative, net	28,725	23,782	21,539
Restructuring costs (Note 1b)	-	481	-

Total operating expenses	34,183	30,280	25,195

Operating loss	13,361	1,562	1,484
Financial expenses, net (Note 16b)	3,187	971	958
Other expenses (income), net	665	1,173	(244)

Loss before taxes on income	17,213	3,706	2,198
Taxes on income (benefit) (Note 13)	726	1,408	(19)

	17,939	5,114	2,179
Minority interest in earnings of a subsidiary	31	39	8

Net loss	$17,970	$5,153	$2,187

Basic and diluted net loss per share (Note 2s)	$3.91	$1.03	$0.20

Weighted-average number of shares used in computing basic and diluted net loss per share	4,600	4,999	10,693

The accompanying notes are an integral part of the consolidated financial statements.

F - 5

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Convertible Preferred shares	Common shares	Additional paid-in capital	Deferred stock compensation	Proceeds on account of shares	Treasury shares	Note receivable from a shareholder	Accumulated other comprehensive loss	Accumulated deficit	Total

Balance as of January 1, 2001	$-	$9,364	$71,945	$(175)	$5,000	$(2,423)	$-	$(4,651)	$(60,164)	$18,896
Total comprehensive loss:
Net loss	-	-	-	-	-	-	-	-	(17,970)	(17,970)

Other comprehensive loss:
Unrealized losses on available-for- sale marketable securities, net	-	-	-	-	-	-	-	-	-	(30)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	(407)

Other comprehensive loss	-	-	-	-	-	-	-	(437)	-	(437)

Total comprehensive loss										(18,407)

Employee stock options exercised	-	1	(1)	-	-	-	-	-	-	-
Compensation expense related to issuance of warrants to banks	-	-	203	-	-	-	-	-	-	203
Amortization expense on re-priced options	-	-	-	107	-	-	-	-	-	107
Issuance of Series “F” convertible Preferred shares and warrants, net	6,361	-	8,518	-	(5,000)	-	-	-	-	9,879
Common shares issued for a note to a related party	-	655	320	-	-	-	(975)	-	-	-
Payment in respect of acquisition adjustment of Syspart	-	-	(471)	-	-	-	-	-	-	(471)

Balance as of December 31, 2001	$6,361	$10,020	$80,514	$(68)	$-	$(2,423)	$(975)	$(5,088)	$(78,134)	$10,207

The accompanying notes are an integral part of the consolidated financial statements.

F - 6

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Convertible Preferred shares	Common shares	Additional paid-in capital	Deferred stock compensation	Treasury shares	Note receivable from a shareholder	Accumulated other comprehensive loss	Accumulated deficit	Total

Balance as of January 1, 2002	$6,361	$10,020	$80,514	$(68)	$(2,423)	$(975)	$(5,088)	$(78,134)	$10,207
Total comprehensive loss:
Net loss	-	-	-	-	-	-	-	(5,153)	(5,153)

Other comprehensive income:
Unrealized losses on available-for-sale marketable securities, net	-	-	-	-	-	-	-	-	(5)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	1,273

Other comprehensive income							1,268		1,268

Total comprehensive loss	-	-	-	-	-	-	-	-

Employee stock options exercised	-	117	(105)	-	-	-	-	-	12
Amortization expense on re-priced options	-	-	-	47	-	-	-	-	47
Conversion of Series F Preferred shares and exercise of warrants	(6,361)	13,636	2,725	-	-	-	-	-	10,000
Payment in respect of acquisition adjustment of Syspart	-	-	(486)	-	-	-	-	-	(486)

Balance as of December 31, 2002	-	23,773	82,648	(21)	(2,423)	(975)	(3,820)	(83,287)	15,895

Total comprehensive loss:
Net loss	-	-	-	-	-	-	-	(2,187)	(2,187)

Other comprehensive income:
Unrealized gains on available-for-sale marketable securities, net	-	-	-	-	-	-	-	-	6
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	707

Other comprehensive income	-	-	-	-	-	-	713	-	713

Total Comprehensive loss	-	-	-	-	-	-	-	-	(1,474)

Employee stock options exercised	-	15	12	-	-	-	-	-	27
Amortization expense on re-priced options	-	-	-	21	-	-	-	-	21
Issuance expenses related to the conversion of Series F Preferred shares and exercise of warrants	-	-	(44)	-	-	-	-	-	(44)
Payment in respect of acquisition adjustment of Syspart	-	-	(496)	-	-	-	-	-	(496)

Balance as of December 31, 2003	$-	$23,788	$82,120	$-	$(2,423)	$(975)	$(3,107)	$(85,474)	$13,929

Accumulated unrealized gain from available- for-sale marketable securities							$24
Accumulated foreign currency translation adjustments							(3,131)

Accumulated other comprehensive loss							$(3,107)

The accompanying notes are an integral part of the consolidated financial statements.

F - 7

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2001	2002	2003

Cash flows from operating activities:
Net loss	$(17,970)	$(5,153)	$(2,187)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, amortization and impairment	9,555	4,818	3,881
Amortization of deferred gain on sale - leaseback transaction	(3)	-	-
Gain on sale of marketable securities	(124)	-	-
Loss on sale of bonds	-	-	77
Loss (gain) on disposal of property and equipment	417	24	(15)
Amortization expense on re-priced options	107	47	21
Decrease in trade receivables	13,372	8,190	2,415
Decrease (increase) in other receivables and prepaid expenses	(82)	180	552
Decrease in deferred income taxes, net	50	407	110
Decrease in trade payables	(2,664)	(960)	(185)
Increase (decrease) in deferred revenues	(1,347)	1,805	(829)
Decrease in other liabilities and accrued expenses	(4,230)	(4,509)	(3,826)
Accrued interest on redeemable shares in a subsidiary	270	474	320
Gain on payment of convertible subordinated notes	-	(409)	(61)
Minority interests in earnings of a subsidiary	31	39	8

Net cash provided by (used in) operating activities	(2,618)	4,953	281

Cash flows from investing activities:
Purchase of property and equipment	(508)	(1,011)	(750)
Increase in capitalized software development costs	(3,967)	(2,732)	(4,539)
Decrease (increase) in restricted cash	(2,500)	2,500	-
Purchase of marketable securities and short-term deposits	(2,883)	(1,618)	(3,000)
Proceeds from sale of marketable securities and short-term deposits	5,573	-	3,541
Proceeds from sale of property and equipment	96	128	39
Payment for acquisition of IMA	(66)	-	-
Payment for acquisition of Syspart	-	(957)	(496)
Payment for acquisition of SAIC	(41)	-	-

Net cash used in investing activities	(4,296)	(3,690)	(5,205)

The accompanying notes are an integral part of the consolidated financial statements.

F - 8

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2001	2002	2003

Cash flows from financing activities:
Redemption of redeemable shares in subsidiary	(4,234)	-	-
Proceeds from issuance of Series “F” convertible Preferred shares and warrants, net	9,879	-	-
Conversion of Series “F” Preferred shares and exercise of warrants (issuance expenses)	-	10,000	(44)
Proceeds from employee stock options exercised	-	12	27
Proceeds from issuance of convertible debt, net	-	-	16,193
Proceeds from issuance of options (Series A), net	-	-	17
Proceeds from issuance of warrants (Series 1), net	-	-	462
Increase (decrease) in short-term bank debt, net	772	(10,621)	2,501
Payment of convertible subordinated notes	-	(2,316)	(4,144)
Principal payment of long-term liabilities	(202)	(260)	(279)
Proceeds from long-term bank loans	211	7,500	1,000
Convertible debt issuance expenses	-	-	(1,496)

Net cash provided by financing activities	6,426	4,315	14,237

Effect of exchange rate changes on cash and cash equivalents	(463)	336	461

Increase (decrease) in cash and cash equivalents	(951)	5,914	9,774
Cash and cash equivalents at the beginning of year	17,038	16,087	22,001

Cash and cash equivalents at the end of year	$16,087	$22,001	$31,775

Supplemental cash flow activities:
Cash paid during the year for:
Interest	$1,440	$820	$704

Income taxes	$471	$1,235	$214

Non-cash transactions:
Revaluation of Syspart acquisition against liability	$471	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

F - 9

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	BUSINESS AND ORGANIZATION

	a.	General:

Sapiens International Corporation N.V. (“the Company”), which operates through its worldwide subsidiaries, is a provider of rapidly deployed business software solutions that support its clients’ core business processes, such as insurance claims processing, loan/mortgage management and other key business solutions. The Company focuses on the insurance industry and has delivered, or is in the process of developing, customizable, component-based solutions for insurance claims processing, closed-books administration, policy administration and multi-channel connectivity. The Company also provides a specialized solution for the migration of European IT systems to the Euro currency.

The Company’s solutions, which are based on the Sapiens eMerge™ technology, consist primarily of rapid application development, integration of legacy systems into new applications and technologies, mapping and management of enterprise IT assets and reengineering services.

Revenues from a major customer accounted for 5%, 9% and 19% in the years ended December 31, 2001, 2002 and 2003, respectively.

	b.	Restructuring costs:

In 2002, the Company recorded restructuring charges at approximately $500,000, all of which was paid in 2002. The restructuring costs consist of employee termination benefits associated with the involuntary termination of approximately 40 employees, accounted for in accordance with EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”) and SAB 100, “Restructuring and Impairment Charges” (“SAB 100”).

The terminations resulted from the Company’s strategy to reduce costs and restore profitability.

	c.	Investment in eZoneXchange:

In April 2000, the Company completed a private placement of 600,000 shares of Common stock (“investors’ shares”) in its wholly-owned subsidiary, eZoneXchange.com, Inc. (“eZoneXchange”), for $15 million. The investors also received a warrant to purchase an additional 2.25% of the Common stock of eZoneXchange at the same private placement share price of $25 per share. As part of the transaction, the Company entered into a Put/Call Agreement pursuant to which the investors were granted the right (exercisable in whole or in part) to cause the Company during the put option exercise period (May 4, 2004 through May 3, 2005) to repurchase the investors’ shares at the principal amount of the investors’ investment plus 5% annual interest accrued thereon from May 4, 2000.

F - 10

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	BUSINESS AND ORGANIZATION (Cont.)

The Put/Call Agreement provides that 50% of the consideration from the investors’ shares will be paid in cash and 50% in the Company’s Common shares to be valued according to the average closing market price of the Company’s Common share over the 14-day trading period preceding the date of issuance of the put consideration. The agreement also included a call option which grants the Company the option to purchase the investors’ shares at a price of $30 in the first two years after the investment date, $37.5 in the third year, and $45 in the fourth year. The purchase price will be multiplied by the percentage of shares purchased. The exercise period will last until the earlier of the fifth anniversary of the investment date, an acquisition of, or an IPO by eZoneXchange.

During February 2001, the Company decided to close the operations of eZoneXchange, and repurchased 173,100 of the investors’ shares with a cash repayment of $4.5 million for principal and interest, according to an amendment to the Put/Call Agreement. As a result, the amount of the principal portion of the redeemable shares in a subsidiary to be repaid in cash was decreased by $4.2 million, net of expenses. In addition, in accordance with the amendment, if the market price of the Company’s Common share reaches $10 per share, the investors will have the right to put 192,333 shares of its eZoneXchange stocks in return for the Company’s 363,776 Common shares at a price of $13.75 per share. No interest is accrued for the amended portion of the investment. The remaining portion of the investment to be repaid in shares (approximately $2.5 million) will continue to be subject to the original terms of the Put/Call Agreement. The amendment terminated the Company’s call option.

See Note 17, Subsequent Events, for an agreement signed with the investors in March 2004.

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

A substantial portion of the Company’s financing is made in U.S. dollars (“dollar”). In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs is incurred in dollars. A majority of the revenues of the Company and certain of its subsidiaries is generated in dollars. Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and those subsidiaries operate. Thus, the functional and reporting currency of the Company and these certain subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses as appropriate.

The financial statements of foreign subsidiaries whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as accumulated other comprehensive income (loss), in shareholders’ equity.

Foreign currency translation differences included in the financial income (loss) amounted to approximately $(1.5) million, $160,000 and $238,000 for 2001, 2002 and 2003, respectively.

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

	d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily and convertible to cash, with maturities of three months or less at the date of acquisition.

	e.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such bank deposits are stated at cost.

F - 12

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	f.	Marketable securities:

Management determines the proper classification of investments in marketable debt and equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. All securities covered by Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders’ equity, accumulated other comprehensive loss. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations as financing income (expense).

	g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation using the straight-line method over the estimated useful lives of the assets:

Equipment and furniture	4 - 15 years
Computer equipment and software	3 - 5 years
Motor vehicles	3 - 7 years
Leasehold improvements	Over the shorter of the term of the lease or the estimated useful life of the asset

h.	Impairment of long-lived assets:

The Company’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, no impairment losses have been identified.

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

Research and development costs incurred in the process of developing new products or product improvements, are charged to expense as incurred, net of participation by the Office of the Chief Scientist in Israeli’s Ministry of Industry and Trade (“the OCS”).

F - 13

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Statement of Financial Accounting Standard No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a detailed program design.

Significant costs incurred by the Company and its subsidiaries between the establishment of technological feasibility and the point at which the product is ready for general release have been capitalized.

Capitalized software costs are amortized by the greater of the amount computed using: (i) the ratio that current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the software product (three to five years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on its most recent analyses, management believes that no impairment of capitalized software development costs exists as at December 31, 2003.

	j.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill acquired in a business combination on or after July 1, 2001, is not amortized. Goodwill that arose from acquisitions prior to July 1, 2001 was amortized until December 31, 2001, on a straight-line basis over 3.5 to 10 years.

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair values are determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units.

During 2001, prior to the adoption of FAS No. 142 by the Company, an impairment of goodwill was recorded in the amount of $204,000, which was included in the marketing, selling, general and administrative expenses.

As of December 31, 2003, no additional impairment losses have been identified.

F - 14

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	k.	Intangible assets:

Intangible assets subject to amortization that arose from acquisitions prior to July 1, 2001, are being amortized on a straight-line over their useful life in accordance with APB Opinion No. 17, “Intangible Assets”, and are stated at cost less accumulated amortization. Amortization is computed using the straight-line method as follows:

Prepaid royalties	15 years
Distribution rights	7 years
Technology, usage rights and other intangible assets	5-8 years

As of December 31, 2003, no impairment losses have been identified.

l.	Revenue recognition:

Product revenues include software license sales and implementation and customization services (which include the sale of software technology and services).

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

Under certain circumstances license revenue consists of license fees received whereby under the terms of these license agreements the Company’s software is modified to that customer’s specific requirements. Fees are payable upon completion of agreed-upon milestones, such as delivery of specifications and technical documentation. Each license is designed to meet the specific requirements of the particular customer.

F - 15

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from license fees that involve implementation and customization of the Company’s software to customer specific requirements are generated from fixed-price or time-and-materials contracts. Such revenues are recognized in accordance with Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. Fixed-price contracts revenues are recognized using contract accounting on a percentage-of-completion method, over the period from signing of the license through to customer acceptance, in accordance with the “Input Method” or “Output Method”. The amounts of revenues recognized are based on the total license fees under the license agreement and the percentage to completion achieved. According to the “Input Method”, the percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. According to the “Output Method”, the percentage to completion is determined by using engineering measurement methods. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2003, no such estimated losses were identified. Under time-and-materials contracts, the Company is reimbursed for labor hours at negotiated hourly billing rates.

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in cases of terminations for convenience. In all cases, the Company expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

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

In November 2002, Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21, which provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, “Accounting Changes”. The adoption of EITF Issue No. 00-21 did not have a material impact upon the Company’s consolidated financial position, cash flows or results of operations.

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

The Company also received non-royalty-bearing grants from the Fund for the Encouragement of Marketing Activity. These grants are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred, and included as a deduction of selling, marketing, general and administrative expenses.

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

Financial instruments that potentially subject the Company and certain of its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, short-term deposits and trade receivables. The Company’s cash, cash equivalents and short-term deposits are invested in deposits with major international financial institutions. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s trade receivables are derived from sales to large and solid organizations located mainly in Europe, North America and Israel. The Company performs ongoing credit evaluations of its customers and has established an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and other information. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. From time to time, the Company sells certain of its accounts receivable to financial institutions, within the normal course of business. Where receivables are sold without recourse to the Company, the relevant receivable is de-recognized and cash recorded. Where receivables are sold with full or partial recourse to the Company, the receivable is not de-recognized and a liability reflecting the obligation to the financial institution is recorded within financial debts until the Company’s liability is discharged through the financial institution receiving payment from the customer.

The Company’s marketable securities include investments in debentures of non-U.S. corporation. Management believes that this corporation is financially sound, and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company and its subsidiaries had no off-balance-sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangement as of December 31, 2003.

	q.	Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, short-term deposits, marketable securities, trade accounts receivable, short-term bank credit and trade accounts payable approximate their fair values due to the short-term maturity of such instruments.

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

The Company accounts for derivatives and hedging based on Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”as amended (“SFAS No. 133”).  SFAS 133 requires companies to recognize all of its derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

The Company enters into forward exchange contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company’s foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company’s forward contracts did not qualify as hedging instruments under SFAS No. 133. Changes in the fair value of forward contracts are reflected in the consolidated statements of operations as financial income or expense.

	s.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Common shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Common shares outstanding during each year, plus dilutive potential Common shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS No. 128”).

In 2001, 2002 and 2003, all outstanding stock options, convertible subordinate notes, convertible debt and warrants have been excluded from the calculation of the diluted net loss per Common share because all such securities were anti-dilutive for the period presented. The total weighted average number of shares related to the outstanding convertible Preferred shares, options and warrants excluded from the calculations of diluted net loss per share was 3,265,349, 3,892,357 and 1,175,862 for the years ended December 31, 2001, 2002 and 2003, respectively.

	t.	Stock-based compensation:

The Company has elected to follow Accounting Principles Board Statement (“APB”) No. 25, “Accounting for Stock Options Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

F - 19

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation - transition and disclosure” (“SFAS No. 148”), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted in 2001, 2002 and 2003 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2001	2002	2003

Dividend yield	0%	0%	0%
Expected volatility	82%	97%	83%
Risk-free interest	2.5%	2%	2%
Expected life of up to	6 years	6 years	3.5 years

Pro forma information under SFAS No. 123 is as follows:

	Year ended December 31,

	2001	2002	2003

Net loss - as reported	$17,970	$5,153	$2,187
Less - stock-based employee compensation - intrinsic value	(107)	(47)	(21)
Add - stock-based employee compensation - fair value	1,735	2,813	1,207

Pro forma net loss	$19,598	$7,919	$3,373

Basic and diluted net loss per share - as reported	$3.91	$1.03	$0.20

Pro forma basic and diluted net loss per share	$4.26	$1.58	$0.31

F - 20

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	u.	Accrued severance pay:

The liability of the Company’s subsidiaries in Israel for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The liability for all of its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s consolidated balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2001, 2002 and 2003 amounted to approximately $1.0 million, $762,000 and $939,000, respectively.

In addition, the Company has various defined contribution plans for employees of its subsidiaries around the world. Most of the plans are those required according to the laws of the country in which the subsidiary operates. Contributions made under the plans are invested with financial institutions. Benefits under the plans are based on contributions from employees and the Company and earnings on insurance contracts or other investment instruments in which the contributions are invested.

Expense for contributions made to these plans was $1.3 million, $1.2 million and $853,000 for 2001, 2002 and 2003, respectively.

	v.	Impact of recently issued accounting standards:

In January 2003, the FASB issued Interpretation No. 46 (or FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A variable interest entity is a corporation, partnership, trust, or any other legal structures used for business purposes that either (a) does not have equity investors with voting rights or  (b) has equity investors that do not provide sufficient  financial resources  for the entity  to support  its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property.  A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption to have a material effect on its consolidated financial statements.

F - 21

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In April 2003, the FASB issued SFAS No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities.” SFAS 149 amends SFAS 133 to reflect decisions made (1) as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

Generally, SFAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is not expected to have a material impact on the Company’s financial statements.

In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” (“SAB No. 104”) which revises or rescinds certain sections of SAB No. 101, “Revenue Recognition,” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

	w.	Reclassification:

Certain prior years figures have been reclassified in order to conform with the 2003 presentation.

NOTE 3:	MARKETABLE SECURITIES AND SHORT-TERM DEPOSITS

At December 31, 2002 and 2003, the Company’s marketable securities were classified as available-for-sale securities and were carried at fair value. Gross realized gains (losses) on sales of these securities included in earnings in 2001, 2002 and 2003 totaled $124,000, $0 and $(77,000), respectively. As of December 31, 2002, the Company had short-term deposits of $1,618,000 and marketable securities of $34,000. As of December 31, 2003, the Company’s investments consist of investment in a deposit of $1.0 million and in marketable securities in the amount of $39,000.

The $1.0 million deposit was withdrawn in January 2004, subsequent to the balance sheet date.

As for pledges see Note 12.

F - 22

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	TRADE RECEIVABLES

The Company’s trade receivables are composed of accounts receivable in the amounts of $9.9 million and $6.4 million as of December 31, 2002 and 2003, respectively, and unbilled receivables in the amounts of $500,000 and $2.7 million as of December 31, 2002 and 2003, respectively.

During 2003, the Company entered into several sales of receivables agreements with a financial institution. Accounts receivable sold under these agreements amounted to $2.5 million as of December 31, 2003. Expenses related to receivables sold are recorded in the consolidated statement of operations as financial expenses.

Bad debt expenses totaled $1,931,000, $1,084,000 and $205,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

NOTE 5:	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,

	2002	2003

	U.S. dollars in thousands

Sales and other taxes receivable	$2,290	$2,311
Prepaid expenses	1,332	1,602
Deferred income taxes	860	849
Government grants	742	50
Other	618	835

	$5,842	$5,647

NOTE 6:	PROPERTY AND EQUIPMENT, NET

	Cost		Accumulated depreciation

	December 31,

	2002	2003	2002	2003

	U.S. dollars in thousands

Equipment and furniture	$2,231	$2,385	$1,323	$1,638
Computer equipment and software	10,447	11,588	9,042	10,339
Motor vehicles	198	195	112	139
Leasehold improvements	1,989	2,280	962	1,272

	$14,865	$16,448	$11,439	$13,388

Depreciation expense totaled $2,318,000, $1,592,000 and $1,282,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

As for pledges see Note 12.

F - 23

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	GOODWILL

The results of operations presented below for the three years ended December 31, 2001, 2002 and 2003, reflect the impact on results of operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2001:

	Year ended December 31,

	2001	2002	2003

	U.S. dollars in thousands

Reported net loss	$17,970	$5,153	$2,187
Goodwill amortization	1,345	-	-

Adjusted net loss	$16,625	$5,153	$2,187

Basic and diluted net loss per share:
Reported net loss per share	$3.91	$1.03	$0.20
Goodwill amortization	0.29	-	-

Adjusted net loss per share	$3.62	$1.03	$0.20

NOTE 8:	OTHER ASSETS, NET

a.

Amortization expenses for capitalized software development costs for 2001, 2002 and 2003,  were $4.6 million, $2.9 million and $2.3 million, respectively. Amortization expenses are included in cost of products.

	b.	Other assets, net of amortization, are comprised of the following:

	Cost		Accumulated amortization

	December 31,

	2002	2003	2002	2003

	U.S. dollars in thousands

Prepaid royalties	$2,083	$2,083	$1,371	$1,503
Technology and usage rights	863	910	735	817
Intangible assets and other	335	374	147	148
Distribution rights	1,070	1,070	935	1,063
Long-term deferred income taxes	3,872	3,779	-	-
Deferred debt issuance expenses*)	-	1,496	-	15

	$8,223	$9,712	$3,188	$3,546

*)	Related to the issuance of Debentures, Options (Series A) and Warrants (Series 1) (see Note 10b).

Amortization of other assets charged to expenses was $563,000, $368,000 and $303,000 for 2001, 2002 and 2003, respectively.

F - 24

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	OTHER ASSETS, NET (Cont.)

As for impairments, see Note 2h.

	c.	Estimated amortization expense of prepaid royalties, technology and usage rights, distribution rights and other intangible assets for the years ending:

December 31,	U.S. dollars in thousands

2004	$180
2005	166
2006	149
2007	133
2008	59

$687

NOTE 9:	OTHER LIABILITIES AND ACCRUED EXPENSES

	December 31,

	2002	2003

	U.S. dollars in thousands

Employee and related payroll accruals	$4,035	$3,167
Sales and other taxes payable	2,915	1,601
Accrued royalties to the OCS (Note 11a)	2,776	2,404
Accrued expenses and other liabilities	4,815	3,882

	$14,541	$11,054

NOTE 10:	DEBT

	a.	Short-term bank debt:

The Company and its subsidiaries have available unsecured revolving credit line facilities for borrowings of up to a total of $25.5 million as of December 31, 2003, of which $18.0 million is available until March 31, 2004 and $7.5 million is available until March 31, 2005. Under the terms of these credit line agreements, the Company and several of its subsidiaries recorded floating charges in favor of the banks and issued cross guaranties in support of the credit line facilities. Additionally, the Company is required to maintain certain financial ratios. As of December 31, 2003, the Company obtained the banks waivers on maintaining one of these financial ratios, for which the Company was not in compliance with. Management believes that maintaining these financial ratios within the next twelve months is probable. Borrowings under these agreements in U.S. dollars bear interest at rates ranging between the London Interbank Offered Rate (“LIBOR”) plus 1.75% to plus 1.95% and borrowings in New Israeli Shekels (“NIS”) bear interest at the prime rate of interest in Israel plus 0.7%. The Company had an unused credit line facility in the amount of approximately $9.1 million as of December 31, 2003. As for warrants granted under the credit line agreement, see Note 14h.

F - 25

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	DEBT (Cont.)

A portion of the Company’s short-term loans requires that the Company pledge cash or short-term investments and record a floating charge as collateral for its borrowings (Note 12).

		Weighted average interest

		December 31,		December 31,

		2002	2003	2002	2003

	Linkage	%	%	U.S. dollars in thousands

Credit lines	NIS *)	-	7.2	$-	$2,740
	Euro **)	5	-	1,146	-

Short-term loans	U.S. dollar *)	3.5	3.2	2,275	6,650
	Pound sterling	5.5	-	1,585	-

				$5,006	$9,390

	*)	Including non-material amounts linked to the Euro.
	**)	Including non-material amounts linked to the U.S. dollar and to the Pound Sterling.

b.	Convertible debt:

During December 2003, the Company completed an offering of securities in the Tel-Aviv Stock Exchange (“TASE”) in Israel, resulting in gross proceeds of NIS 75.2 million (approximately $17.1 million). The price per unit was NIS 752 (approximately $171.14) with 100,000 units sold. Each of the units consists of 800 Debentures (Series A), two Options (Series A) exercisable into Debentures (Series A) and six Warrants (Series 1) exercisable into Common shares of the Company.

The Debentures (Series A) are linked to the US dollar and bear annual interest at the rate of 6.0%, payable on the 5th of June and the 5th of December each year commencing on June 5, 2004 and ending on December 5, 2009. Principal is payable in four installments on the 5th of December of the years 2006-2009. During the period beginning 45 days after the registration of the Debentures (Series A) for trading on TASE and ending November 21, 2009, the Debentures (Series A) are convertible into Common shares at a conversion rate of one Common share per each NIS 27 (approximately $6.14) amount of the Debentures, linked to the NIS/dollar exchange rate. The conversion rate is subject to certain technical adjustments, which have no accounting implications (stock dividend, stock split, reverse split). The Debentures (Series A) are unsecured.

Each Option (Series A) is exercisable into 100 Debentures (Series A) no later than March 3, 2004 at an exercise price of NIS 96 (approximately $21.85). See Note 17b, Subsequent Events, for options exercised subsequent to the balance sheet date.

Each Warrant (Series 1) is exercisable into one Common share of the Company during the period beginning 45 days after the registration of the Debentures (Series A) for trading on TASE and ending November 21, 2007 at an exercise price of NIS 27 (approximately $6.14) linked to the US dollar.

F - 26

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	DEBT (Cont.)

The Debentures, Options and Warrants will be traded on TASE only. Any Common shares issued upon conversion of the Debentures (Series A) or exercise of the Warrants (Series 1) will be traded on both TASE and NASDAQ.

The offering was made to the public in Israel only in accordance with Israeli securities laws. It was not open to persons residing in the United States or to other US persons (other than distributors). The securities offered have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under such Act or an applicable exemption from registration.

In accordance with APB No. 14, “Accounting for Convertible debt and Debt Issued with Stock Purchase Warrants”, EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion features or Contingently Adjustable Conversion Ratios”, and EITF 00-27, “Application of issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”),a portion of the proceeds of debt securities issued with detachable warrants is allocate to the Options (Series A) and the Warrants (Series 1), based on the relative fair values of the securities at time of issuance. Amounts allocated to the Options (Series A) and the Warrants (Series 1) are accounted for as liabilities, in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock”, and SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, and are marked to market, based on their fair values in the TASE at each reporting date, against financial income (expense).

In accordance with EITF 00-27, the commitment date of the Debentures (Series A) is the date the offering was completed and the measurement date of the Options (Series A) will be the exercise date of the Options (Series A).

No beneficial conversion feature was recorded on the Debentures (Series A), because the effective conversion price of the Debentures (Series A) was higher than the fair value of the Common share on the commitment date.

The total amount of the deemed discount on the Debentures (Series A) as a result of the issuance of the Options (Series A) and the Warrants (Series 1), and as a result of the issuance at a price lower than the Debentures par value, amounted to $1.57 million. The discount and the issuance expenses, which are classified to other assets, net, are amortized over a period of 72 months, the term of the Debentures (Series A), using the interest method. At December 31, 2003, the unamortized balance of the deemed discount on the Debentures (Series A) was $1.55 million.

In the offering, one of the Company’s subsidiaries purchased NIS 2.2 million par value of the debentures. This investment, totaling $457,000, is deducted from the Debentures (Series A) in the consolidated balance sheet as of December 31, 2003.

F - 27

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	DEBT (Cont.)

	c.	Other long-term liabilities:

				December 31,
		Rate of interest
	Linkage		Maturity	2002	2003

		%		U.S. dollars in thousands

Convertible subordinated notes (“Old Notes” - conversion price $160 per Common share)	US Dollar	5	September 2003	$4,205	$-

Long-term loans *)	US Dollar	2.85-3.6	June 2004 through March 2005	7,500	7,000

Capital lease obligations (Note 11b)	Euro	5	June 2005	150	117

Other long-term debts **)	Japanese Yen	2.1-2.8	February 2006	324	123

				12,179	7,240
Less - current maturities				(4,477)	(189)

				7,702	7,051
Accrued severance pay				-	991
Minority interest				85	69

				$7,787	$8,111

*)	See Note 10a for covenants.
**)	Including non-material amounts linked to other currencies.

In 2002 and in the first half of 2003, the Company executed an early redemption of some of the convertible subordinated notes in the amount of approximately $3.95 million, which resulted in a gain of $409,000 in 2002 and $61,000 in 2003, recorded as other income. In September 2003, the remaining balance of the convertible subordinated notes were fully repaid.

Long-term debt maturities after December 31, 2003, are as follows (U.S. dollars in thousands):

2004	$189
2005	7,051

$7,240

Interest expense was $1.3 million, $1.0 million and $400,000 for 2001, 2002 and 2003, respectively.

F - 28

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES

a.

Sapiens Technologies Ltd. (hereafter - “Technologies”), a subsidiary incorporated in Israel, partially finances its research and development expenditures under programs sponsored by the “Office of the Chief Scientist” (“OCS”) of Israel for the support of certain research and development activities conducted in Israel.

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

Royalties paid or accrued amounted to $1.5 million, $1.6 million and $1.2 million in 2001, 2002 and 2003, respectively.

As of December 31, 2003, the Company had a contingent liability to pay royalties of approximately $8.5 million.

b.

The Company and its subsidiaries lease various office equipment, office space, and motor vehicles through operating and capital leases. Future minimum lease payments for the next five years and thereafter are as follows:

	Operating leases	Capital leases

	U.S. dollars in thousands

2004	$2,530	$100
2005	2,258	10
2006	2,018	7
2007	1,789	-
2008 and thereafter	2,808	-

Total future minimum lease payments	$11,403	$117

Amortization of assets recorded under capital leases is included in depreciation expenses.

Rent expense for the years ended December 31, 2001, 2002 and 2003 was $2.6 million, $2.5 million and $2.5 million, respectively.

c.

The Company is party to various legal proceeding and claims that arise in the ordinary course of business in the total aggregate amount of approximately $632,000. The Company based on the advice of its legal counsel, has provided for the expected implication of these proceedings and claims an amount of $100,000, in accordance with SFAS No. 5.

d.	As for tax assessments, see Note 13c.

F - 29

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	SECURITY INTERESTS AND PLEDGES

The Company and several of its subsidiaries granted floating charges to certain financial institutions and issued cross guarantees in support of the credit facilities described in Note 10a above.

All of the Company’s leased assets are pledged to the finance companies that provided the lease financing and the banks providing credit lines. The pledges are for various terms depending on the asset leased.

The Company has provided bank guarantees in the amount of approximately $485,000 as security for the rent to be paid for its offices in Israel. The lease is valid for approximately six years. If the Company were to breach certain terms of its lease, the lessor could demand that the banks providing the guarantees pay amounts claimed to be due.

The Company has provided bank guarantees in the amount of approximately $1,340,000 as security for the performance of various contracts with customers. If the Company were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

The Company has provided guarantees to banks in support of the credit facilities extended to two subsidiaries. In the case of the Company’s U.S. subsidiary, the guarantee is for $100,000; in the case of the Company’s U.K. subsidiary, the guarantee is for £100,000. Each such guarantee is provided for the term of the credit facility, such term being generally one year. If a subsidiary whose credit line has been guaranteed by the Company were to breach certain terms of its credit agreement, the lending bank could demand that the Company pay amounts claimed to be due.

NOTE 13:	TAXES ON INCOME

	a.	Net operating losses carryforward:

At December 31, 2003, the Company’s subsidiary in the U.S. had net operating loss carryforwards for U.S. federal income tax purposes of approximately $7 million and tax credits of approximately $200,000, which are available to offset future federal taxable income and expire in 2009 to 2023.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

In addition, the Company had a net operating loss carryforwards relating to non-U.S. subsidiaries totaling approximately $56 million, which is available to offset future taxable income. Generally, a majority of such amounts have no expiration date. However, in some cases, amounts expire in 2004 to 2009.

F - 30

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	TAXES ON INCOME (Cont.)

	b.	Israeli income tax:

Sapiens Technologies (1982) Ltd. (“Technologies”), an Israeli subsidiary of the Company, has been granted “Approved Enterprise” status for six investment programs approved in 1984, 1991, 1993, 1995, 1998 and 2000, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 (“the Law”).

Undistributed Israeli income derived from the “Approved Enterprise” programs entitle Technologies to a tax exemption for a period of two to four years and to a reduced tax rate of 10% - 25% for an additional period of three to eight years (depending on the level of foreign-investment in Technologies). These tax benefits are subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of the approval. Technologies completed the implementation of the 1984, 1991, 1993, 1995 and 1998 investment programs. As of December 31, 2003 the Investment Center has granted final approval for the implementation of the 1995 and 1998 plans. Technologies has used all the tax benefits under the 1984 and 1991 plans and is entitled for additional benefits, under the 1993 plan (the benefits period commenced in 1998 and will expire in 2006) and under the 1995 plan (the benefits period commenced in 1998 and will expire in 2008). The benefits have not yet commenced for the 1998 and the 2000 plans.

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

The entitlement to the above benefits is conditional upon Technologies and the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in “Approved Enterprise”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits received, in whole or in part, including interest.

F - 31

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	TAXES ON INCOME (Cont.)

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

In December 2001, Technologies and some of the Company’s group entities, have reached an agreement with the Israeli Tax Authorities (“the ITA”) as a result of a tax assessment. In accordance with the agreement’s provisions, the tax liability for the tax years through 1999 will be increased by approximately $1.0 million, which was paid in 12 equal monthly payments, commencing with the agreement date.

In addition, based on the provisions of the abovementioned agreement, the Company had a contingent tax liability to pay an additional amount (“the additional amount”) conditioned by obtaining certain approvals from the “Investment Center” regarding the status of the “Approved Enterprise”, under the “Law for Encouragement of Capital Investment, 1959” to some of its investment plans. In July 2002, a second agreement with the ITA was reached, and the additional amount was set to be $580,000, payable in 11 payments ended October 2003. This amount completes Technologies’ tax liability for the tax years through 1999, and was fully paid during 2003.

	d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries’ deferred tax assets are as follows:

	December 31, 2002		December 31, 2003

	Current	Non- current	Current	Non- current

	U.S. dollars in thousands

Gross deferred tax assets	$3,456	$10,904	$849	$7,602
Less - valuation allowance	(2,596)	(7,032)	-	(3,823)

Net deferred tax asset	$860	$3,872	$849	$3,779

F - 32

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	TAXES ON INCOME (Cont.)

During the year ended December 31, 2003, the Company and its subsidiaries have decreased the deferred income taxes assets resulting from tax loss carryforwards and other tax credits and the related valuation by $5.9 million and $5.8 million, respectively. Management currently believes that it is more likely than not that the deferred income taxes regarding the loss carryforwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future.

Provisions for income tax expense (benefit) are comprised of the following:

	Year ended December 31,

	2001	2002	2003

	U.S. dollars in thousands

Current (foreign)	$676	$1,001	$(123)
Deferred (foreign)	50	407	104

	$726	$1,408	$(19)

The Company’s entire provision for taxes on income relates to operations in jurisdictions other than the Netherlands Antilles. The effective income tax rate varies from period to period because each jurisdiction in which the Company and its subsidiaries operate has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). In addition, the provision for income taxes for the fiscal years ended December 31, 2001, 2002 and 2003, does not include the recognition of a majority of the deferred tax assets relating to the net operating losses of the Company’s subsidiaries worldwide.

The main reconciling item from the statutory tax rate of the Company to the effective tax rate is the non-recognition of tax benefits from accumulated net operating losses carryforward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits.

e.	Loss (income) before taxes on income is comprised as follows:

	Year ended December 31,

	2001	2002	2003

	U.S. dollars in thousands

Domestic	$6,218	$8,252	$1,499
Foreign	10,995	(4,546)	699

	$17,213	$3,706	$2,198

f.	Israeli tax reform:

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, Israel resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad.

F - 33

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	TAXES ON INCOME (Cont.)

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

NOTE 14:	SHAREHOLDERS’ EQUITY

a.

In June 2003, the Company’s shareholders approved a 1-for-5 reverse stock split of the Company’s Common shares. Accordingly, all share, per share option and warrant data shown in these financial statements has been retroactively adjusted to reflect the reverse stock split.

b.

In December 2000, the Company entered into a memorandum of understanding with Yarnfield International Limited, an affiliate of Magnum Technologies Fund (“Magnum”), and Formula Systems Ltd., for a $15 million investment in exchange for issuance of Series F convertible Preferred shares. On December 25, 2000, the Company received a $5 million nonrefundable deposit, for which it would have issued 5,000,000 Common shares if the agreement would not be approved by shareholders, or Series F Preferred shares if it would have been approved. The Company recorded the $5 million cash received as proceeds on account of shares within the shareholders’ equity as of December 31, 2000.

The Series F convertible Preferred shares were convertible into Common shares of the Company at any time at a ratio of $7.5 per Common share. In accordance with an anti dilution clause, the conversion ratio will be adjusted in two stated dates, but will never increase, to 110% of the average closing sale price of the Company’s Common shares for the 10 trading days following August 15, 2001 and March 1, 2002. The conversion ratio shall not be adjusted to be less than $5.0 per Common share. At maturity, three years from the date of investment, the Company will redeem all of the remaining outstanding Series F convertible Preferred shares through payment of cash or delivery of Common shares, at the Company’s election. If Common shares are issued, the redemption price will be the average closing sale price of the Company’s Common share for the 30 trading days preceding maturity. The Company’s intention was to redeem the investment in shares.

The investors were also granted warrants to acquire from the Company additional 10,000 Series F Preferred shares at any time before December 25, 2003, at an exercise price of $7.50 per share or as adjusted in accordance with the provisions described above.

The warrant fair value was measured using the Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rate of 4%, dividend yields of 0%, volatility factors of the expected market price of the Company’s Common shares of 0.7, and contractual life of the warrant of 2.5 year.

F - 34

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

In February 2001, the Company’s shareholders approved the share purchase agreement, which was signed on January 24, 2001, and the Company issued to the investors an aggregate of 10,000 Series F Preferred shares par value €681 per share, each of which may be converted into 200 Common shares, subject to adjustment, at a cash price of $1,500 per Series F share.

The Series F Preferred shares have all the rights of Common shares in addition to liquidation preference and conversion rights.

In addition, the investors have the right for “demand registrations” of an underwritten public offering of Common shares with unlimited piggyback rights.

In determining whether an instrument includes a beneficial conversion option in accordance with EITF 98-5, the total proceeds were allocated to the Preferred shares and the detachable warrants based on their fair values. As of December 31, 2001, no beneficial conversion feature value was accounted in respect of the Preferred share.

On August 15, 2001, the conversion ratio was adjusted to $1,139 per Series F Preferred share. Following the adjustment, and in accordance with the provisions of EITF No. 00-27, no beneficial conversion feature was recorded, due to immateriality.

In accordance with the share purchase agreement’s provisions, the conversion price was not adjusted as a result of the average closing sale price of the Company’s Common shares for the 10 trading days following March 1, 2002.

In December 2002, the Investors converted all of the outstanding Series F Preferred shares into Common shares at a reduced conversion price of $4.15, and Formula invested an additional $10 million in Common Shares by exercising its two thirds portion of the Investors’ option to purchase Common Shares at a reduced exercise price of $4.15 per Common share. The remaining unexercised one third portion of the Investors’ existing option was assigned to Formula by Yarnfield and it was agreed that such option to purchase 1,204,819 Common shares would be exercisable at the reduced exercise price of $4.15 per Common share. The option is exercisable through June 30, 2004. This transaction was accounted for in accordance with the guidelines of EITF D-42 “The Effect on the calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock”. No deemed dividends were recorded as a result of the conversion of Series F Preferred shares and exercise of options due to immateriality.

At the time that the transactions described in this section b. took place, Ron Zuckerman, Chairman of the Board of the Company, was an advisor to Magnum.

F - 35

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

c.

On April 4, 2001, the Company entered into a share purchase and loan agreement with Red Coral Holdings, Inc. (“Red Coral”), a company owned by the Company’s President and Chief Executive Officer. According to the terms of the agreement, Red Coral purchased 300,000 Common shares of the Company for a purchase price of $975,000. As part of the agreement, the Company granted to Red Coral a loan in the amount of $975,000 for the purpose of acquiring the Common shares. The term of the loan is six years, with accrued interest at a rate of 4%, which is payable on January 15th of each calendar year. The interest amount is fully-recourse and fixed. To secure payment of the loan, Red Coral granted to the Company a lien and security interest on all of the Common shares of the Company that it owns. To secure fulfillment of the terms of the agreement, the Common shares are being held in escrow by the General counsel of the Company. The issuance of Common shares was recorded in the shareholders’ equity and the loan amount was deducted from the shareholders’ equity as a Note receivable from a related party shareholder.

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

As of December 31, 2003, approximately 202,141 Common shares of the Company are still available for future grant. Any options which are forfeited or cancelled before expiration become available for future grant under the Plan.

In January 2000 and November 2000, the Company increased the number of shares available for grants by 400,000 and 800,000, respectively, and approved grants of such shares. In December 2000, 154,560 previously granted options with exercise price from $11.25 to $69.375 were repriced to $0, resulting in a new measurement date and total compensation expense of $628,000 of which $453,000 was recognized in 2000 for the portion already vested and $175,000 was deferred to be recognized over the remaining vesting period ended in 2003. During the years 2001, 2002 and 2003, $107,000, $47,000 and $21,000 of the amount deferred were recognized, respectively.

F - 36

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

In December 2000, the Company granted 509,600 Time Accelerated Restricted Stock Award options (“TARSAP’s”) to employees. The TARSAP’s include an acceleration feature, based on the Company’s performance in the years 2001 and 2002. As of December 31, 2003, 375,400 of the options are outstanding, and 100% of the options were vested based on the 2001 and 2002 performance tests. No compensation expense was recorded, since the fair value was equal to the exercise price at the date of grant.

A summary of the stock options activities in 2001, 2002 and 2003, is as follows:

	Year ended December 31,

	2001			2002			2003

	Shares		Weighted average exercise price	Shares		Weighted average exercise price	Shares		Weighted average exercise price

Outstanding at January 1	*)	1,790,614	$18.30	*)	1,569,698	$12.50	*)	1,580,713	$11.25

Granted		61,700	$4.60		274,300	$4.70		157,600	$4.06
Exercised		(560)	$0		(55,080)	$0.20		(6,820)	$3.91
Cancelled and forfeited		(482,056)	$29.75		(208,205)	$15.70		(172,998)	$14.05

Outstanding at December 31	*)	1,569,698	$12.50	*)	1,580,713	$11.25	*)	1,558,495	$10.25

Exercisable options at December 31		745,647	$12.30		908,784	$12.85		1,095,779	$11.86

*)	Including 154,000, 102,100 and 102,100 options repriced to zero, as of December 31, 2001, 2002 and 2003, respectively.

The options outstanding as of December 31, 2003, have been classified by range of exercise price, as follows:

Exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise Price

$ -	102,100	6.99	$-	102,100	$-
$ 3.25 - $ 3.75	210,700	8.39	$3.58	79,600	$3.44
$ 4.06 - $ 5.70	844,562	7.62	$4.46	534,805	$4.32
$ 11.25 - $ 16.875	175,080	2.26	$11.87	175,080	$11.87
$ 19.375 - $ 29.375	54,675	6.54	$28.90	43,266	$28.93
$ 32.5 - $ 47.5	129,328	5.14	$38.31	129,328	$38.31
$ 61.25 - $ 69.375	42,050	6.07	$67.40	31,600	$67.41

	1,558,495		$10.25	1,095,779	$11.86

All options were granted at exercise price equal to the share price at the date of grant. The weighted average fair value of options granted during the year ended December 31, 2003 was $2.3.

F - 37

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

f.

During 2003, the Company decided to extend the exercise period for certain former employees. The extension was accounted for in accordance with FIN No. 44 by applying a new measurement date, which resulted in no additional compensation expenses.

	g.	Warrants:

In 1999 and 2000, warrants were granted to service providers. As of December 31, 2003, warrants are outstanding, as follows:

Issuance date	Warrants to Common shares	Weighted average exercise price per share	Warrants exercisable	Exercisable through

1999	20,939	$24.78	20,939	December 2004
2000	114,305	$33.20	114,305	January-August 2005

	135,244		135,244

h.

In 2001, the Company granted Bank Leumi Le Israel B.M., Bank Hapoalim Ltd., Mizrahi Bank Ltd. and Bank Discount Ltd. (collectively the “Banks”) 81,000 warrants as part of a credit-line extension agreement (see Note 10a) at an exercise price ranging from $4.4 to $6.9 per share. These warrants were measured at fair value (according to the Black-Scholes option pricing model) with the following weighted-average assumptions for 2001: risk free interest rate of 5%, dividend yields of 0%, volatility factors of the expected market price of the Company’s Common shares of 0.901, and contractual life of the option of 2 years. Total compensation expense amounted to $203,000, of which $150,000 and $53,000 were recognized as financial expense in 2001 and 2002, respectively, over the credit-line period.

i.	The Company does not intend to pay cash dividends in the foreseeable future.

j.	Payments in respect of acquisition adjustment of Syspart:

In May 1999, the Company acquired all of the outstanding shares of Syspart (Deutschland) GmbH, a German corporation (hereafter - “Syspart”). The total consideration was approximately $6 million (including $354,000 of costs related to the acquisition) of which 64% was paid in cash and 36% in Sapiens Common shares. The acquisition was treated on the basis of the purchase method of accounting. The operations of Syspart are included in the consolidated statements from the acquisition date. In 2000, 2001, 2002 and 2003, the Company paid additional consideration in the amounts of $164,000, $471,000, $486,000 and $496,000, respectively, which were paid due to a share price floor clause in the purchase agreement. In accordance with APB 16, “Business Combinations”, and EITF 97-8, “Accounting for Contingent Consideration Issued in a Purchase Business Combination”, the additional amounts were recorded as reductions to the additional paid-in capital.

F - 38

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	GEOGRAPHIC INFORMATION

a.

The Company operates in a single segment as a provider of software solutions. See Note 1 for brief description of the Company’s business. The following data is presented in accordance with Statement of Financial Accounting Standard No. 131 “Disclosure About Segments of an Enterprise and Related Information”.

	b.	Geographic information:

The following is a summary of operations within geographic areas based on the end customers’ location.

		Year ended December 31,

		2001	2002	2003

		U.S. dollars in thousands

1.	Revenues:
	U.K.	$21,275	$25,438	$19,446
	North America	18,523	20,272	17,636
	France	5,976	3,450	2,594
	Germany	4,798	2,653	2,211
	Israel	6,097	5,776	6,453
	Other	6,766	7,239	3,978

		$63,435	$64,828	$52,318

		December 31,

		2001	2002	2003

		U.S. dollars in thousands

2.	Long-lived assets:
	France	$2,135	$2,426	$2,916
	Dutch Antilles	1,275	936	2,112
	Israel	11,722	10,213	12,934
	Germany	4,287	4,988	5,922
	Other	3,276	2,816	1,466

		$22,695	$21,379	$25,350

F - 39

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Research and development expenses:

	Year ended December 31,

	2001	2002	2003

	U.S. dollars in thousands

Total costs	$11,006	$9,448	$8,329

Less - capitalized software development costs	(3,967)	(2,732)	(4,539)
Less - royalty-bearing grants	(1,581)	(699)	(134)

Research and development expenses, net	$5,458	$6,017	$3,656

b.	Financial expenses, net:

Financial income:
Interest	$518	$778	$612
Foreign currency translation differences	3,728	6,511	26,178
Gain on sale of marketable securities	124	-	-

	4,370	7,289	26,790

Financial expenses:
Interest	1,818	1,747	1,246
Foreign currency translation differences	5,277	6,351	26,292
Bank charges and others	462	162	133
Loss on sale of bonds	-	-	77

	7,557	8,260	27,748

Financial expenses, net	$3,187	$971	$958

F - 40

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	SUBSEQUENT EVENTS (UNAUDITED)

	a.	On March 16, 2004, the Company and the investors in eZoneXchange mentioned in Note 1c signed an agreement according to which:

		1)	The Company shall issue the investors 750,000 shares of Common stock of the Company at no consideration.

2)

An amount of $8.6 million shall be due to the investors by the Company as a repayment of a loan, which bears annual interest of 7.5% to be paid on each July 10 and January 10. Principal payments of the loan shall be made as follows: (1) $4.6 million by no later than May 1, 2004, and (2) $4.0 million by no later than May 1, 2005.

3)

The Company shall issue to the investors warrants to purchase 350,000 shares of Common Stock of the Company at an exercise price of $4.0 per Common share. The warrant shall be exercised, in whole or in part, at any time during the period from issuance to December 31, 2007.

The Company expects to record an expense in the amount of approximately $676,000, in connection with this transaction.

b.

Through March 3, 2004, 179,663 Options (Series A) were exercised into Debentures, with a total exercise price of approximately $3.8 million. 105,225 of the Options (Series A) were exercised by one of the Company’s subsidiaries in Israel.

- - - - - - - - - - - - -

F - 41

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in the consolidated financial statements of Formula Systems (1985) ("Formula") constituting part of the Annual Report of Formula on Form 20-F for the fiscal year ended December 31, 2003, of our report dated January 28, 2004, relating to the financial statements of Magic Software Japan for the year ended December 31, 2003 which are included by consolidation in the consolidated financial statements of magic Software Enterprises Ltd. for the year then ended.

/s/

ASG Audit Corporation

Tokyo, Japan

June 28, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

ASG Audit Corporation

Certified Public Accountants

Grant Thornton

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of

Magic Software Japan K.K.

We have audited the accompanying balance sheets of Magic Software Japan K. K. ("the Company") as of December 31, 2001, and the related statements of operations and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magic Software Japan K. K. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

ASG Audit Corporation

Tokyo, Japan

January 24, 2002

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

ASG Audit Corporation

Certified Public Accountants

Grant Thornton

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of

Magic Software Japan K.K.

We have audited the accompanying balance sheets of Magic Software Japan K. K. ("the Company") as of December 31, 2002, and the related statements of operations and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magic Software Japan K. K. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

ASG Audit Corporation

Tokyo, Japan

January 24, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

ASG Audit Corporation

Certified Public Accountants

Grant Thornton

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of

Magic Software Japan K.K.

We have audited the accompanying balance sheets of Magic Software Japan K. K. ("the Company") as of December 31, 2003, and the related statements of operations and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audits in accordance with the standards of thee Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magic Software Japan K. K. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

ASG Audit Corporation

Tokyo, Japan

January 28, 2004

Blick Rothenberg

Chartered Accountants

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in the consolidated financial statements of Formula Systems (1985) ("Formula") constituting part of the Annual Report of Formula on Form 20-F for the fiscal year ended December 31, 2003, of our report dated January 29, 2002, relating to the consolidated financial statements of Magic Software Enterprises (UK) Limited for the year ended December 31, 2001 which are included by consolidation in the consolidated financial statements of magic Software Enterprises Ltd. for the years then ended.

London, United Kingdom

June 28, 2004

/s/

Blick Rothenberg

Registered Auditors

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

BLICK ROTHENBERG

Chartered Accountants

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

MAGIC SOFTWARE ENTERPRISES (UK) LIMITED

We have audited the accompanying balance sheets of Magic Software Enterprises (UK) Limited ("the Company") as of December 31, 2000 and 2001, and the related statements of operations and changes in shareholders' equity for each of the three years in the period ended December 31, 2001.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in al material respects, the financial position of the Company as of December 31, 2000 and 2001 and the results of their operations for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/

BLICK ROTHENBERG

Chartered Accountants

Registered Auditors

12 York Gate, Regent's Park, London NW1 4QS

29 January 2002

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in the consolidated financial statements of Formula Systems (1985) Ltd. ("Formula") constituting part of the Annual Report of Formula on form 20-F for the fiscal year ended December 31, 2003, of our report dated February 2, 2004, relating to the consolidated financial statements of Magic Software Enterprises Ltd. for the year ended December 31, 2003, 2002 and 2001 which are included by consolidation in such financial statements.

Tel Aviv, Israel

June 28, 2004

/s/

Kost Forer Gabbay and Kasierer

A Member of Ernst & Young Global

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

Ernst & Young

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited the accompanying consolidated balance sheets of magic Software Enterprises Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003.  These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 14% and 19% as of December 31, 2002 and 2001 respectively and total revenues of 30%, 34% and 39% for each of the three years in the period ended December 31, 2003.  Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for these subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, inconformity with accounting principles generally accepted in the united States.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002.

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel Aviv, Israel

February 2, 2004–06–28

Levy Cohen & Co.

Registered Auditors

37 Broadhurst Gardens, London NW6 3QT

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in the consolidated financial statements of Formula Systems (1985) Ltd. ("Formula") constituting part of the Annual reports of Formula on form 20-F for the fiscal year ended December 31, 2003, of our report dated 26 January 2004 relating to the balance sheets of the Magic Software Enterprises (UK) Limited for the years ended December 31, 2002 and 2003 which are included by consolidation in the consolidated financial statements of Magic Software Enterprises Ltd. for the years then ended.

Yours sincerely,

/s/

Levy Cohen & Co.

Registered Auditors

28, June, 2004

Levy Cohen & Co.

Registered Auditors

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

MAGIC SOFTWARE ENTERPRISES (UK) LIMITED

We have audited the accompanying balance sheets of Magic Software Enterprises (UK) Limited ("the Company") as of December 31, 2002 and 2003, and the related statements of operations and changes in shareholders' equity for each of the two years in the period ended December 31, 2003.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audits of the two years in the period ended 31, December 2003.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States) auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003 and the results of their operations and each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/

LEVY COHEN & CO.

Registered Auditors

26 January 2004

MOCK & PARTNERS INTERNATIONAL

Registeraccountants

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in the consolidated financial statements of Formula Systems (1985) ("Formula") constituting part of the Annual Report of Formula on Form 20-F for the fiscal year ended December 31, 2003, of our report dated January 28, 2004, relating to the financial statements of Magic Benelux BV for the years ended December 31, 2001 and 2003 which are included by consolidation in the consolidated financial statements of magic Software Enterprises Ltd. for the years then ended.

Amsterdam, The Netherlands

June 28, 2004

/s/

Mock & Partners International

Registered Accounts

Drs. HJS Mock RA

MOCK & PARTNERS INTERNATIONAL

Registeraccountants

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

MAGIC BENELUX BV

We have audited the accompanying balance sheets of Magic Benelux BV ("the Company") and its subsidiaries as of December 31, 2001 and 2003, and the related consolidated statements of operations, changes in shareholders equity and cash flows for each of the two years ended December 31, 2001 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with the standards of the Public company Accounting Oversight Board (United States) as the standards generally accepted in the United States of America.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2003, and the related consolidated results of their operations and cash flows for each of the years ended December 31 2001 and December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Amsterdam, Januar 28th 2004

Mock & Partners International Registeraccountants

Drs. H.J.A. Mock RA

/s/

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/Dan Goldstein	June 30, 2004
Date
Dan Goldstein Chairman of the Board and Chief Executive Officer

Exhibit Index

Exhibit No.

1.1	Memorandum of Association*

1.2	Articles of Association as amended on January 7, 2001**

2	The description of terms of debentures issued by the Registrant in May 2002, contained in Section 2.3 of the prospectus of the Registrant dated May 23, 2002 ***

4.1	Agreement dated October 1, 1999 between the Registrant and Shamrock Holdings of California Inc.****

4.2	Agreement dated January 24, 2001 among the Registrant, Sapiens International Corporation N.V. and Yarnfield International Limited**

4.3	Amendment to the agreement among the Registrant, Sapiens International Corporation N.V. and Yarnfield International Limited, dated October 20, 2002

4.4	Agreement dated December 30, 2001 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd. (English summary accompanied by Hebrew original)*****

4.5	Agreement dated December 15, 2003 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd.

4.6	Form of the 1997 Share Option Plan (English translation from Hebrew original)*

4.7	Form of the 2000 Share Option Plan (English translation from Hebrew original)**

4.8	Letter of Indemnification, dated February 14, 2002*****

8	List of Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act

12.2	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act

*     Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).
**   Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2001.
***  Incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on June 14, 2002.
****  Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2000.
*****  Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.

October 20, 2002

Itzick Sharir

President & CEO

Sapiens International Corporation N.V.

Re:

Offer to Convert Preferred Shares and Exercise Option

Dear Itzick,

Pursuant to the Share Purchase Agreement, dated as of January 24, 2001 (the “Agreement”), between Formula System (1985) Ltd., together with Yarnfield International Limited (collectively the “Investors”), and Sapiens International Corporation N.V. (the “Company”), the Investors invested $15 million  into the Company in return for 10,000 shares of Series F Convertible Preferred Shares (the “Series F Preferred”).  In accordance with the terms of the Agreement, the Company granted to the Investors an option to invest up to an additional $15 million on the same terms of the original investment, as adjusted, at any time on or before December 25, 2003.

Pursuant to the terms of the Agreement, the conversion price of the Series F Preferred into common shares has been adjusted to $1.14 per common share.  This adjusted conversion price applies both to the original investment and to any future exercise of the option to make an additional investment.

According to the redemption rights of the Series F Preferred, if the Investors do not choose to convert their Series F Preferred shares to common shares prior to March 5, 2004, the Company must then redeem the Series F Preferred at a redemption price of $1,500 per share of Series F Preferred (currently a total of $15,000,000) in either cash or the number of common shares of the Company equal to $15 million divided by the average closing price of the common shares during the thirty days preceding the redemption date.  If the redemption were to be implemented today, the average closing price of the Company’s common shares would be $0.78 per share.

In furtherance of discussions that we have held with you and other representatives of the Company regarding your request that the Investors convert their Series F Preferred shares into common shares and exercise their option to invest additional capital, we are pleased to make the following offer:

1.

The Investors will convert all of their outstanding Series F Preferred shares into common shares at a reduced conversion price of $0.83 per common share (the “Reduced Conversion Price”).

2.

Formula shall exercise two-thirds of the option granted to the Investors (i.e. an additional investment of $10 million) promptly following shareholder approval of the transactions contemplated by this offer. The number of common shares that the Company shall issue to Formula pursuant to this exercise of the Investors’ option shall be calculated according to the Reduced Conversion Price.

3.

The remaining one-third of the Investors’ option ($5 million) shall be assigned by Yarnfield to Formula and shall be governed by the original terms of the Agreement, except for the Reduced Conversion Price, which shall apply to the remaining portion of the  option as well.

4.

The practical result of these revisions to the original investment and exercise of two-thirds of the option shall be as follows:

Formula: Formula shall convert its 6,666 shares of Series F Preferred into common shares at the Reduced Conversion Price. Formula shall invest an additional $10 million in return for the number of common shares equal to $10 million divided by the Reduced Conversion Price. Formula shall have an option to invest an additional $5 million in return for common shares at the Reduced Conversion Price, under the original terms of the Agreement

Yarnfield: Yarnfield shall convert its 3,334 shares of Series F Preferred into common shares at the Reduced Conversion Price.

Under the present circumstances in which the Company needs additional investment capital and Formula is willing to exercise immediately its option to invest an additional $10 million into the Company more than one year in advance of the expiration of the Investors’ option, the reduction of the conversion price to the Reduced Conversion Price of $0.83 is justifiable, particularly in light of the fact that the current market price of the Company’s common shares is approximately [$0.74].

Please favor us with an early reply to our offer. Our timing is such that we need to complete the steps necessary to consummate the transaction contemplated by this offer, (meaning the shareholders approval), by December 31, 2002. Our offer as set forth herein shall remain valid and irrevocable through December 31, 2002.

Respectfully yours,

By:____________________

Formula Systems (1985) Ltd. (directly or through a subsidiary)

By:______________________

Yarnfield International Limited

Yossi Avraham & Co Advocates

December 10, 2002

Formula Systems (1985) Ltd.	Yarnfield International Ltd.
(directly or through its subsidiaries)
Att: Bruria Gross-Prushansky	Att: Ron Zukerman

Re: Offer to Convert Preferred Shares and

Exercise Option Dated October 20, 2002

Reference is hereby made to your offer to Sapiens International Corporation N.V. (the "Company"), dated October 20, 2002, to convert preferred shares of the Company and exercise a certain option (the "Offer").

As you already know, the Company has resolved to accept the Offer. This is merely a formal acceptance notice on behalf of the Company that is being given to you for the sake of good order only.

Sincerely,

/s/

Beni Maidenberg, Adv.

Yossi Avraham & Co., Advocates

SHARE SUBSCRIPTION AGREEMENT

This Agreement is made as of December 15 , 2003

by and between

Formula Vision Technologies (F.V.T.) Ltd.
of 3 Hagalim Boulevard, Herzlia, Israel
(the “Company”)

and

Formula Systems (1985) Ltd.
of 3 Hagalim Boulevard, Herzlia, Israel
(“Formula”).

W I T N E S S E T H

WHEREAS, the Company is a public company traded on the Tel-Aviv Stock Exchange (the "TASE"); and

WHEREAS, Formula desires to subscribe for and the Company wishes to issue to Formula 38,000,000 shares of the issued and outstanding share capital of the Company, all under the terms and subject to the conditions set forth below;

NOW, THEREFORE, in consideration of the mutual promises and conditions herein contained, the parties hereto hereby agree as follows:

1.	Subscription for Shares

1.1	On the basis of the representations, warranties and covenants of the Company, and subject to the satisfaction or waiver of the conditions set forth herein, at the Closing (as hereinafter defined) the Company shall issue and sell to Formula 38,000,000 ordinary shares of the Company, each having a nominal value of NIS 1 (the “Shares”), constituting immediately after their issuance to Formula approximately 59.44% of the entire issued and outstanding share capital of the Company (58.26% on a fully diluted basis), free and clear from all liens, claims, charges, security interests, options or other legal or equitable encumbrances of whatever kind or nature, (the “Allocated Shares”).

1.2	As consideration for the Allocated Shares the Company shall repay Formula a portion of the debt owed by the Company to Formula in the amount of 156,180 Thousand NIS (the “Consideration” and the “Consideration Amount”), an amount originating from series of debentures issued by the Company to Formula totaling 352,000 Thousand NIS (the “Original Debt”).

1.3	The remainder of the Original Debt owed by the Company to Formula, deducting payments made by the Company to Formula up to the date hereof, is in the sum of 352,715 Thousand NIS, plus accrued interest (as specified below) as of the last payment of interest made by the Company. After deduction of the Consideration Amount following and subject to the execution of the allocation of the Allocated Shares, the remainder of the outstanding debentures shall be in the aggregate principal amount of approximately 196,535 Thousand NIS (“the Remainder”).

The repayment terms for the Remainder will remain as specified in the debentures issued by the Company to Formula in the framework of a transaction between the Company and Formula which took place on December 2001, concerning purchase of certain companies from Formula, and which generated the Original Debt (“the Original Transaction”); that is, the payments on account of the Remainder plus linkage differences, subject to adjustments based on the income of the Company during each of a relevant year, will be in each calendar year, no less than 30% but no more than 70% of the income arising to the Company from the companies purchased within the frame of the Original Transaction, and in any case shall not be less than 20% of the annual profit as recorded in the financial statements of the Company. The Remainder , linked to the CPI and bearing interest at an annual rate of 5%, paid quarterly, is to be repaid in annual installments until year 2006 (“the Payment Period”). Any amounts which remain outstanding will be payable at the end the Payment Period.

1.4	The Company shall register Formula and/or Hevra LeRishumim Shel Bank Leumi LeIsrael Ltd. (the “Hevra LeRishumim”) for securities account of Formula, as provided by Formula in writing upon the Closing (as hereinafter defined), in the Company’s Register of Members.

2.	Closing

The Closing of the transaction contemplated under Section 1 above (the “Closing”) shall take place and be held at the offices of the Company, 3 Hagalim Blvd, Herzeliya, Israel, on the first business day following the fulfillment of the Conditions Precedent set forth in Section 5 hereof.

In the event the Conditions Precedent set forth in Section 5 hereof have not been fulfilled and the Closing did not take place within 90 days of the signing of this Agreement, Formula shall have the right, effective immediately upon a written notice to the Company, to cancel the Agreement, and no party shall have any claim and/or demand to the other party with regard to said termination.

2.1	Closing Deliveries

At the Closing the Company shall deliver the following to Formula:

2.1.1	The share certificates representing all of the Allocated Shares issued to Formula or to the Hevra Lerishumim, as provided by Formula in writing 3 days prior to the Closing, pursuant to Section 1 hereof; and

2.1.2	Copies of resolutions taken by the Audit Committee, the Board of Directors and the General Meeting of the Company authorizing the transactions contemplated hereby and approving the issuance of the Allocated Shares to Formula under this Agreement Closing and the increase of the Company’s authorized share capital; and

2.1.3	An approval by TASE to register the Allocated Shares;

2.1.4	An approval by the Restrictive Trade Practices Commissioner, to the merger contemplated hereby;

2.2	The Company shall cancel debentures issued by it to Formula totaling the Consideration Amount pursuant to Section 1 hereof, and deliver to Formula document evidencing that cancellation in the wording specified in Schedule 2.2 hereto.

3.	Representations, Warranties and Undertakings

The Company hereby represents, warrant and undertakes to Formula as follows:

3.1	Incorporation and Authorization

The Company is a public company, duly incorporated and validly existing under the laws of the State of Israel, whose shares are duly registered and traded on the TASE.

3.2	Effect of Transactions

3.2.1	The Audit Committee and Board of Directors of the Company have duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby at meetings duly called and held, and no other corporate action is necessary to authorize such execution, delivery and consummation, other than the approval the General Meeting of the shareholders of the Company, which approval is a condition precedent to the Closing of this Agreement.

3.2.2	Upon the approval of the General Meeting, this Agreement will contain valid and binding obligations of the Company enforceable in accordance with their terms.

3.3	Approvals, Permits and Consents

The execution and performance of this Agreement and the consummation of the transactions contemplated hereunder and related thereto will not result in a breach of, nor do they constitute, or will constitute after passage of time or giving of notice or both, a default or a violation under any applicable law.

3.4	Capitalization

3.4.1	The Company’s entire authorized share capital is NIS 30,500,000, divided into 30,500,000 Shares. The Company shall increase its authorized share capital to NIS 100,000,000 divided into 100,000,000 Shares until the execution of the Closing, in order to enable the execution of this Agreement and the allocation of the Allocated Shares.

3.4.2	The Company’s entire issued share capital is and immediately prior to the Closing will be NIS 25,925,853 consisting of 25,925,853 Shares, all of such shares being validly issued, fully paid and owned by their respective holders, free and clear of all liens, claims, charges, security interests, options or other legal or equitable encumbrances.

3.4.3	A list of all Interested Parties in the Company (as such term is defined in the Securities Act, 1968) including their respective holdings on a fully diluted basis as of the date of this Agreement and as of the Closing are detailed in Schedule 3.4.3 hereto.

3.4.4	There are no authorized or outstanding subscriptions, options, warrants, convertible securities, or other arrangements under which the Company is or may become obligated to issue any of its securities, except as specified in Schedule 3.4.4 hereto.

3.4.5	The Allocated Shares will be upon Closing validly issued by the Company, fully paid, duly registered on the Company’s Register of Members, and free and clear from any liens, claims, encumbrances or pre-emptive rights upon their issuance.

3.5	TASE Regulations

The Company does not comply with the applicable TASE capital reservation regulations required from publicly traded companies on the TASE according to the forth part of the TASE Articles (due to the fact that according to the Company’s last four Financial Statements its equity is lower than NIS 2,000,000).

3.6	Filings

3.6.1	The Company have duly complied with all applicable regulatory requirements, including without limitation, all filing requirements stipulated in the Securities Act, 1968 and the regulations promulgated thereunder (the “Filings”).

3.6.2	The Filings contain all statements required to be included therein. The Filings (i) were prepared in accordance with applicable law and regulations, (ii) do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (iii) do not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.6	Full and Correct Disclosure

Each exhibit, schedule and any other document furnished, or to be furnished, by the Company in connection herewith is, and at the Closing shall be, true, correct and complete. No representation or warranty by the Company in this Agreement, or in any exhibit, schedule or other document furnished, or to be furnished, to Formula in connection herewith contains or will contain, any untrue statements of a material fact or omits.

3.7	Continuing Representations and Warranties

The representations and warranties of the Company shall be true and correct, and shall be deemed to have been made again, on and as of the date of the Closing.

3.8	Brokers and Finders

The Company have not employed, or is subject to any claim of any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission upon the consummation of the transactions contemplated hereby.

3.9	Survival of Representations

All representations and warranties of the Company contained in this Agreement shall survive for the period of 12 months following the Closing Date.

4.	Representations , Warranties and Undertakings of Formula

Formula represents and warrants as follows:

4.1	Incorporation and Authorization

Formula is a public company, duly incorporated and validly existing under the laws of the State of Israel, whose shares are duly registered and traded on the TASE and on NASDAQ, with full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

4.2	Experience

Formula is an experienced investor, has such knowledge and experience in financial and business matters as to be capable, in its opinion, of evaluating the merits and risks of a prospective investment in the Company.

4.3	Effect of Transaction

4.3.1	The Audit Committee and Board of Directors of Formula have authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and no other corporate action is necessary to authorize such execution, delivery and consummation.

4.3.2	No provisions of Formula’s corporate documents or any agreement to which Formula is a party have been or will be violated by the execution and delivery of this Agreement or the performance or satisfaction of any agreement or condition herein contemplated upon its part to be performed or satisfied.

4.4	Brokers and Finders

Formula has not employed, nor is subject to any claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission upon the consummation of the transactions contemplated hereby.

4.5	TASE Limitations

Formula is aware to the limitations imposed by TASE with respect to sale of the Allocated Shares as specified in Schedule 4.5 hereto and undertakes to comply with said limitations.

5.	Conditions Precedent

The obligations of Formula to consummate the transactions contemplated hereby shall be subject to the satisfaction on or prior to the Closing of all of the following conditions, any of which may be waived by Formula prior to the Closing:

5.1	Representations, Warranties and Covenants

The representations and warranties of the Company contained in this Agreement shall be true and correct at and as of the date hereof and the Closing; each and all of the covenants, agreements and conditions to be performed or satisfied by the Company on or prior to the Closing shall have been duly performed or satisfied.

5.2	Approval of Proceedings and Documents

All corporate and legal proceedings to be taken in connection with the transactions contemplated hereunder, including delivery to Formula of the documents pursuant to Section 2.1.2 hereof.

5.3	Consents, Approvals and Waivers

On or prior to the Closing, the Company shall have obtained the consents, approvals and waivers for the transactions contemplated hereunder from all governmental authorities from which such consents, approvals or waivers are required, including, the Israeli Securities Authority, the TASE, and the Restrictive Trade Practices Commissioner.

6.	General Provisions and Miscellaneous

6.1	Further Assurance

The parties hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto may reasonably request in order to carry out the intents and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

6.2	Binding Agreement

This Agreement, including all exhibits and other documents relating hereto, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and embodies all the terms binding upon the parties in respect thereof. No party to this Agreement shall be liable or bound in any manner by prior or contemporaneous express or implied representation, warranty, statement, promise, covenant or agreement pertaining to said transactions made by it or on its behalf unless same is expressly set forth or referred to herein.

6.3	Counterparts

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

6.4	Amendments, Waivers, Discharges and Consents

6.4.1	No amendment, change or modification of this Agreement or any of the provisions, terms or conditions hereof, no waiver of a right, remedy, privilege or power, or discharge of an obligation or liability, conferred upon, vested in or imposed on either party under or pursuant to this Agreement, and no consent to any act or omission pertaining hereto shall come into operation and be effective unless duly embodied in a written instrument signed by or on behalf of the party against whom such amendment, change, modification, waiver, discharge or consent is asserted or sought.

6.4.2	No failure to exercise and no delay in exercising any right, remedy, privilege or power under or pursuant to this Agreement shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, remedy, privilege or power preclude any other or further exercise thereof or the exercise of any other right, remedy, privilege or power.

6.5	Partial Invalidity or Unenforceability

If any provision of this Agreement is held to be invalid or unenforceable, such invalidity or unenforceability shall not invalidate this Agreement as a whole, but this Agreement shall be construed as though it did not contain the particular provision held to be invalid or unenforceable and the rights and obligations of the parties shall be construed and enforced only to such extent as shall be permitted by law.

6.6	Assignability

Neither this Agreement as a whole nor any right or obligation hereunder shall be assignable by any party without the prior written consent of the other parties.

6.7	Section and Other Headings

The section and other headings contained in this Agreement are for convenience only and do not constitute matters to be considered in interpreting this Agreement.

6.8	Notices

All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given and received either (i) after twenty four (24) hours from the time they have been transmitted, if sent by facsimile; or (ii) if mailed by registered mail (postage prepaid, return receipt requested), upon delivery, or (iii) upon delivery, if delivered personally against receipt, to the addresses stated in the prologue of this Agreement, or to such other address or addresses as hereafter shall be furnished as provided in this Section 7.8 by any of the parties hereto to the other parties hereto. Each such notice shall be deemed to have been given as of the date received. Failure to provide notice to any of the above shall not invalidate the effect of notices received by any other party hereto.

6.9	Governing Law

This Agreement and the rights and obligations of the parties hereunder or pursuant hereto shall be governed by and construed in accordance with the laws of the State of Israel.

The competent courts in Tel-Aviv shall have an exclusive jurisdiction in all matters relating to this Agreement.

6.10	Expenses of the Parties

The Company and Formula shall each pay their respective expenses, including the expenses of its accountants and attorneys, in connection with the negotiation, execution and performance of this Agreement.

        IN WITNESS WHEREOF the parties hereto have caused this SHARE SUBSCRIPTION AGREEMENT to be duly executed and delivered as of the date first written above.

Formula Vision Technologies (F.V.T.) Ltd. BY: ___________________________ _______________________________	Formula Systems (1985) Ltd. BY: ___________________________ _______________________________

