Form 20-F
period 2004-12-31
FORMULA SYSTEMS (1985) LTD
filed 2005-06-30
CIK 1045986

FORM 20-F
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934;

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004;

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
American Depositary Shares
Ordinary Shares, NIS 1 par value
(Title of Class)

As of December 31, 2004, the registrant had 13,200,000 outstanding ordinary shares, NIS 1 par value, of which 412,472_were represented by American depositary shares as of such date.

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

          As used in this annual report, references to “we”, “our”, “ours”and “us”refer to Formula Systems (1985) Ltd. and its subsidiaries, unless otherwise indicated. References to “Formula” refer to Formula Systems (1985) Ltd.

          All trademarks appearing in this annual report are the property of their respective holders.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                         Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

                         Not applicable.

ITEM 3.	KEY INFORMATION

A.       Selected Financial Data

          The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derive the consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004, and the balance sheet data as at December 31, 2003 and 2004 from our consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements have been audited by Ziv Haft certified public accountants (Isr.) BDO member firm. The consolidated income statement data for the years ended December 31, 2000 and 2001 and the consolidated balance sheet data for the years ended December 31, 2000, 2001 and 2002 is derived from our audited financial statements not included in this annual report. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,

	2004	2003	2002	2001	2000

	$
	(In thousands, except per share data)
Consolidated Statement of Operations Data:

Revenues	$456,610	$366,830	$283,310	$387,682	$402,469
Cost of revenues	284,961	230,500	186,908	261,346	239,506

Gross profit	171,649	136,330	96,402	126,336	162,963
Research and development costs, net	25,036	17,368	15,967	21,287	20,465
Selling, general and administrative expenses	128,537	107,103	85,292	151,345	142,006
Restructuring and non-recurring costs	–	–	1,829	10,998	2,444

Operating income (loss)	18,076	11,859	(6,686)	(57,294)	(1,952)
Financial income (expenses), net	(8,904)	(3,676)	3,605	2,680	8,467
Gain on realization of shareholdings, net	8,893	2,756	4,668	773	66,651
Other expenses, net	332	90	2,100	36,719	315

Income (loss) before taxes on income	17,733	10,849	(513)	(90,560)	72,851
Taxes on income	4,631	2,540	2,014	6,239	13,131
Equity in losses of affiliated companies, net	(2,523)	(1,071)	(2,327)	(9,926)	(5,633)
Minority interest in losses (profit), net	(2,480)	(4,118)	2,448	46,864	(16,108)

Net income (loss)	8,099	3,120	(2,406)	(59,861)	37,979
Earnings (loss) per share:
Basic earnings (loss)	0.73	0.29	(0.24)	(6.42)	4.07
Diluted earnings (loss)	0.65	0.24	(0.24)	(6.42)	4.06

Weighted average number of shares outstanding:
Basic	10,800	10,037	10,171	9,325	9,322
Diluted	10,800	10,285	10,171	9,325	9,363

	As of December 31,
	2004	2003	2002	2001	2000

	$
	(In thousands)
Consolidated Balance Sheet Data:
Total assets	641,020	544,008	467,245	454,544	551,901
Total liabilities	357,663	299,773	241,766	192,532	158,259
Shareholders’ equity	186,778	176,004	153,349	166,421	229,672

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

          Our quarterly and annual revenues, gross profits and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations:

—	acquisitions and dispositions of companies and consolidation of our subsidiaries;

—	the size, time and recognition of revenue from significant contracts;

—	timing of product releases;

—	timing of contracts;

—	timing of completion of specified milestones and delays in implementation;

—	changes in the proportion of service and license revenues;

—	price and product competition;

—	increases in selling and marketing expenses, as well as other operating expenses;

—	adverse economic conditions and currency fluctuations;

—	the global business slow-down and the decline in capital spending in the information technology sector; and

—	consolidation of our customers.

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

          We have been affected by global economic changes, in particular the sharp decline in capital spending in the information technology sector and the IT business slow-down in North America and Europe, as well as in Israel. Uncertainties in the North American, European and Israeli markets have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitments. These changes in purchasing patterns in the IT industry directly affect our operating results. Our revenues decreased from $402.5 million in 2000 to $387.7 million in 2001 and to $283.3 million in 2002. In 2003 and 2004, as a result of a slight recovery of the market, and the impact of the consolidation of the results of operations of Sapiens International Corporation N.V. (beginning with 2003) and Formula Vision Technologies (F.V.T.) Ltd., or Formula Vision (beginning with 2004), this trend was changed, and our revenues increased to $366.8 million and $456.6 million, respectively. However, we cannot assure you that we will be able to continue increasing our revenues or keep our revenues at the same level as in 2004. We cannot know whether the global market will recover in the future, and how the economic conditions will continue to affect our business.

Our success depends upon the development and maintenance of strategic alliances.

          We established relationships with strategic partners to provide international marketing presence and name recognition, as well as the resources necessary to implement many of our IT services. We are dependent upon our strategic partners for the marketing and selling of certain of our proprietary software solutions. In the past few years, due to the IT business slow-down, we have encountered difficulties in entering into new partnerships. If we cannot maintain our existing relationships with these partners or if we fail to establish effective, long-term relationships with additional partners, or if our partners enter into relationships with our competitors, our ability to market our proprietary software solutions in international markets may be limited. If this happens, our growth, if any, might be delayed or slowed-down. As a result, our business, financial condition, and results of operations could be seriously harmed.

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

          We face competition, both in Israel and internationally, from a variety of companies, including companies with significantly greater resources than us who are likely to enjoy substantial competitive advantages, including:

—	longer operating histories;

—	greater financial, technical, marketing and other resources;

—	greater name recognition;

—	well-established relationships with our current and potential clients; and

—	a broader range of products and services.

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

          Some of our assets are pledged to banks. These assets include certain of our shareholdings in our subsidiaries consisting of our entire shareholdings in BluePhoenix Solutions Ltd. and a portion of our shareholdings in Matrix IT Ltd. and Magic Software Enterprises Ltd. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell these holdings to satisfy the debt.

Marketing our products and services in international markets may require increased expenses and greater exposure to risks that we may not be able to successfully address.

          We intend to continue to focus our efforts on selling proprietary software solutions in international markets. We expect to continue devoting significant resources to these efforts. If we are unable to continue achieving market acceptance for our solutions or otherwise continue to successfully penetrate international markets, our business will be harmed. In 2003 and 2004, we received approximately 53% of our total revenues from customers located outside of Israel. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including:

—	changing product and service requirements in response to the formation of economic and marketing unions, including the European Union;

—	economic or political changes in international markets;

—	greater difficulty in accounts receivable collection and longer collection periods;

—	unexpected changes in regulatory requirements;

—	difficulties and costs of staffing and managing foreign operations;

—	the uncertainty of protection for intellectual property rights in some countries;

—	multiple and possibly overlapping tax structures; and

—	currency and exchange rate fluctuations.

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

          Some of the products and services we provide involve key aspects of customers’ information systems. These systems are frequently critical to our customers’ operations. As a result, our customers have a greater sensitivity to failures in these systems than do customers of other software products generally. We have never been the subject of a material damages claim related to our products and services. However, if a customer’s system fails during or following the provision of products or services by us, or if we fail to provide customers with proper support for our software products, we are exposed to the risk of a claim for substantial damages being filed against us, regardless of our responsibility for the failure. When possible, we limit our liability under our product and service contracts. We cannot guarantee that these limitations of liability, if any, would be sufficient to protect us against legal claims. We maintain general liability and professional liability insurance coverage. However, we cannot assure you that our insurance coverage will be sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. If we lose one or more, large claims against us that exceed available insurance coverage, our business, operating results and financial condition may be materially adversely affected. In addition, the filing of legal claims against us in connection with contract liability may cause us negative publicity and damage to our reputation.

If third parties assert claims of infringement against us, we may suffer substantial costs and diversion of management’s attention.

          Substantial litigation over intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. Although our products and services have never been the subject of an infringement proceeding, we cannot predict whether third parties will assert claims of infringement against us. In addition, our employees and contractors have access to software licensed by us from third parties. A breach of the non-disclosure undertakings by any of our employees or contractors may lead to a claim of infringement against us. Any claims, with or without merit, could:

—	be expensive and time-consuming to defend;

—	divert management’s attention and resources; or

—	require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component.

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

Our largest shareholder, FIMGold LP, controls a significant portion of our ordinary shares and influences the outcome of matters that require shareholder approval.

          Following a private placement consummated by Formula in March 2005, and the sale by Dan Goldstein of his entire shareholdings in Formula to FIMGold Limited Partnership, referred to as FIMGold LP, FIMGold LP owns approximately 33.3% of our outstanding ordinary shares. FIMGold LP is owned in equal shares by Dan Goldstein, our chief executive officer and chairman of the board, and FIMI Opportunity Fund, L.P. and parties related to it, jointly referred to as FIMI Opportunity Fund. As a result, FIMGold LP is able to influence significantly the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This share ownership may have the effect of delaying or preventing a change in control. In addition, potential conflicts of interest may arise in the event that we enter into agreements or transactions with Dan Goldstein or his brother Gad Goldstein, our president and a member of our board. Although Israeli law imposes certain procedures (including shareholder approval) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable. See “Item 7.B. Related Party Transactions.”

The market price of our ordinary shares and American Depositary Shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all.

          The stock market in general has experienced during recent years extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our ordinary shares and American Depositary Shares, or ADSs. During 2003, for example, the market price of our ADSs fluctuated between $6.71 and $18.05, and in 2004, the market price of our ADSs fluctuated between $13.44 and $21.80. The market price of the ordinary shares and the ADSs may fluctuate substantially due to a variety of factors, including:

—	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;

—	shortfalls in our operating results from levels forecast by securities analysts;

—	public announcements concerning us or our competitors;

—	results of integrating investments and acquisitions;

—	the introduction or market acceptance of new service offerings by us or our competitors;

—	changes in product pricing policies by us or our competitors;

—	changes in security analysts’ financial estimates;

—	changes in accounting principles;

—	sales of our shares by existing shareholders; and

—	the loss of any of our key personnel.

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

          As of June 20, 2005, we had 13,200,000 ordinary shares outstanding, of which 462,338 were represented by ADSs. Of the 13,200,000 shares outstanding, 4,725,000 shares are held by affiliates. In addition, we have reserved 300,000 ordinary shares for issuance under our option plans. We intend to register for resale these reserved ordinary shares upon issuance. If a large number of our ordinary shares held by affiliates are sold in a short period, the price of our ordinary shares would likely decrease.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

          Although we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during 2004, we cannot assure you that we will not be treated as a passive foreign investment company in 2005or in future years. We would be a passive foreign investment company if 75% or more of our gross income in a taxable year is passive income. We would also be a passive foreign investment company if at least 50% of our assets in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of you will be subject to adverse tax consequences, including having gain realized on the sale of our ordinary shares or ADSs be treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sale proceeds. A decline in the value of our ordinary shares or ADSs may result in our being a PFIC. United States shareholders should consult with their own tax advisors with respect to the United States tax consequences of investing in our ordinary shares.

          For a discussion of how we might be characterized as a PFIC and related tax consequences, see “Item 7. Taxation–United States Federal Income Tax Considerations.”

Our operating profit may decrease if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the dollar or against the euro.

          Most of our revenues from sale of our products and services are in dollars and euros or are linked to the dollar or the euro, while a substantial portion of our expenses, principally salaries and related personnel expenses, are in New Israeli Shekels, or NIS. As a result, we are exposed to any of the following risks:

—	that the inflation rate in Israel will exceed the NIS devaluation rate against the dollar or the euro;

—	that the devaluation process will lag behind the NIS inflation timing; or

—	that the euro experience devaluation against the dollar.

          If any of these occur, the dollar or euro cost of our operations, as well as our financial expenses, would increase. We cannot predict any future trends of the rate of inflation in Israel or the rate of devaluation of the NIS or the euro against the dollar. An increase in our dollar or euro operational cost will adversely affect our dollar-measured results of operations. In addition, our operations could be adversely affected if we are unable to hedge against currency fluctuations in the future. To date, we have not engaged in significant hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS or the euro. However, we cannot assure you that these measures will adequately protect us from material adverse effects arising from the impact of inflation in Israel. For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects–Overview–Our Reporting Currency”.

Fluctuations in foreign currency values affect the prices of our products, which in turn may affect our business and results of operations.

          Most of our worldwide sales are currently denominated in dollars. A decrease in the value of the dollar relative to foreign currencies, in particular the euro and the new Israeli shekel (NIS) would make our products more expensive and, therefore, could adversely affect our results and harm our competitive position in the markets.

Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

          Our headquarters and principal research and development facilities are located in Israel. Although we generate approximately 53% of our revenues from international markets, we are, nonetheless, directly influenced by the political, economic and military conditions affecting Israel. The execution of Israel’s plan of unilateral disengagement from the Gaza Strip and some parts of the West Bank may affect Israel’s foreign relations and the stability of the region. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

The tax benefits available to us from government programs may be discontinued or reduced at any time, which would likely increase our taxes.

          Certain of our subsidiaries received grants in the past and receive tax benefits under Israeli government programs, particularly as a result of the “Approved Enterprise” status of certain operations in Israel. “Approved Enterprise” status is granted by the Israeli Investment Center of the Ministry of Industry and Trade and entitles the grantee to a variety of tax incentives. The incentives awarded to certain of our subsidiaries include reduced tax rates and a tax holiday. Certain of our subsidiaries were granted a two year tax exemption, followed by a five year tax reduced tax rate of 25% instead of 35% on income derived from “Approved Enterprise” investment programs. In order to qualify for these incentives, the “Approved Enterprise” is required to provide minimum paid-in-capital (30% of the investment), to show an increase in its export activities, and to meet other general investing criteria. As of June 20, 2005, our subsidiaries have met those criteria and received tax benefits from their “Approved Enterprise” programs, as presented in Note 16 to our financial statements. To maintain the eligibility for these programs and benefits, we must meet the conditions mentioned above. We cannot assure you that these programs and tax benefits will continue at the same level in the future. If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.

It may be difficult to serve process and enforce judgments against our directors and officers in Israel.

          We are organized under the laws of the State of Israel. All of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to:

—	effect service of process within the United States on us or any of our executive officers or directors;

—

enforce court judgments obtained in the United States including those predicated upon the civil liability provisions of the United States federal securities laws, against us or against any of our executive officers or directors, in the United States or Israel; and

—	bring an original action in an Israeli court against us or against any of our executive officers or directors to enforce liabilities based upon the United States federal securities laws.

ITEM 4.	INFORMATION ON THE COMPANY

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

Capital Expenditures and Divestitures

          Certain of our investment and financing activities are described below. For additional information relating to our investment and financing activities during 2003 and 2004, see “Item 5.B. Liquidity and Capital Resources.”

          In March 2005, we completed a private placement of 2,400,000 Formula shares for an aggregate consideration of $36 million. The shares were issued to FIMGold LP, an entity owned in equal shares by Dan Goldstein and FIMI Opportunity Fund. Concurrently with the closing of the private placement, Dan Goldstein sold to FIMGold LP all of his holdings in Formula and in our subsidiary, Formula Vision. Following these transactions, FIMGold LP holds 33.3% controlling interest in Formula and approximately 24% interest in Formula Vision.

          In March 2001, we completed a $10 million investment in convertible preferred shares of Sapiens International Corporation N.V., or Sapiens, a publicly held company traded on the Nasdaq National Market, representing approximately 24% of the outstanding share capital of Sapiens on an as converted basis. Under the agreement with Sapiens, we were also granted an option to invest up to an additional $10 million on the same terms as our initial investment, subject to certain adjustments. In December 2002, we exercised the option and invested $10 million in Sapiens in exchange for a discount conversion price of $0.83 per common share. As part of the transaction, we converted all of our preferred shares into common shares at the discount price. Since 2002, we purchased approximately additional 1,500,000 shares of Sapiens for aggregate consideration of approximately $5.1 million and we currently hold 56% of Sapiens’ outstanding share capital.

          In November 2002, we sold to BluePhoenix Solutions Ltd., or BluePhoenix, in a share exchange transaction, our 57.9% interest in Liraz Systems Ltd., or Liraz, an international software and services company publicly traded on the TASE. For more information about this share exchange transaction, see “Restructuring of Our Corporate Structure–Sale of Liraz Shares to BluePhoenix” below.

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

          In connection with the exercise of the option by Shamrock, we agreed to extend until October 2006, the term of the put option with respect to the securities held by Shamrock in ESI – Expert Systems Industries Ltd., or ESI, and in ESI’s subsidiaries. In addition, we agreed to extend the put option to securities held by Shamrock in additional Formula Vision portfolio companies. It was agreed that Shamrock’s put option, if exercised, shall be exercised for cash. We also agreed to extend until December 2005, the term of the option granted to FIMI and IDB to exchange the securities held by them in Transtech Control Ltd., or Transtech, for Formula’s ordinary shares. The options granted to Shamrock, FIMI and IDB with respect to shares of Sintec Advanced Technologies Ltd. were replaced in November 2002 by options relating to shares of Matrix IT Ltd., as described under “Restructuring of Our Corporate Structure – Sale of New Applicom, Sintec and Sivan to Matrix,” below.

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

Restructuring of Our Corporate Structure

          During 1999 until 2003, we conducted a restructuring process, to simplify our corporate structure and business environment by combining some smaller subsidiaries to create a smaller number of larger subsidiaries with greater operating efficiencies. The steps of the restructuring that were taken place since 2001, include the following:

          Transactions with Formula Vision. In July 2001, Formula granted to Formula Vision an option to purchase our interests in certain privately-held companies that develop products and services aimed primarily for sale in international markets. In November 2001, Formula Vision exercised the option.

          In connection therewith, Formula Vision issued to Formula, in December 2001, a series of debentures of $58.9 million in the aggregate, linked to the Israeli CPI and bearing interest at an annual rate of 5%. Formula Vision is required to repay the debentures in five annual installments, subject to adjustments based on the income of Formula Vision during each of the five years. The payments on account of the debentures plus linkage differences will be no less than 30% and no more than 70% of the income arising from the sale of the transferred companies in any calendar year. “Income” for these purposes is defined as the amounts received by Formula Vision, if any, in consideration for a sale of any of the transferred companies in any given calendar year, less selling expenses, as well as amounts received by Formula Vision from distributions to be made by any of the transferred companies in any given calendar year. Payments to be made on account of the debentures, in any given calendar year, will be no less than 20% of the annual profit as recorded in the financial statements of Formula Vision. Any amounts which remain outstanding will be payable at the end of the 5-year period. In connection with this transaction, we lent to Formula Vision on March 31, 2002 an additional $19.4 million and Formula Vision issued to us an additional series of debentures for this amount, with similar terms as the debentures issued in December 2001.

          In the event that during the term of the indebtedness, Formula Vision issues to a third party convertible debentures, Formula is entitled to convert the indebtedness into the same class of convertible debentures, having the same terms of the convertible debentures issued to the third party.

          As part of the agreement related to the exercise of the option by Formula Vision to purchase from Formula its interest in privately held companies, we also transferred to Formula Vision our rights and obligations with respect to the transferred companies under our agreements with each of Shamrock, FIMI and IDB. These companies are ESI and Transtech. If either of Shamrock, FIMI or IDB exercises the option to exchange the securities in these transferred companies for Formula’s shares and to the extent exercised, Formula Vision assumed all the rights and undertakings in connection with the exercise of the option.

          In January 2004, Formula exchanged approximately $35 million of the aggregate amount of the debentures for 38,000,000 shares of Formula Vision issued to Formula and constituting 59.4% of the outstanding share capital of Formula Vision. The price per share was NIS 4.11 ($0.93) which reflects the average closing price of Formula Vision’s shares on the TASE during the 30 days preceding Formula’s resolution approving the transaction. Following the exchange of a portion of the debentures, the outstanding amount of the debentures was $43.2 million. Management believes that by holding a controlling interest in Formula Vision, Formula would benefit from capital gains generated by Formula Vision from realization of its assets. Based on this determination, it was in the best interests of Formula to exchange a portion of the debentures for a 59.4% interest in Formula Vision. For more information, see “Item 7.B. Related Party Transactions– Transactions between Formula and Formula Vision.”

          Sale of Liraz to BluePhoenix. In November 2002, we sold to BluePhoenix, in a share exchange transaction, 3,912,999 ordinary shares of Liraz, representing our entire 57.9% interest in Liraz. In consideration, BluePhoenix issued to us 2,343,113 BluePhoenix’s ordinary shares. The number of shares issued to us by BluePhoenix was calculated based on an exchange ratio of 1:1.67, such that BluePhoenix issued to us one BluePhoenix’s share for every 1.67 shares of Liraz. As part of this transaction, BluePhoenix purchased from certain additional shareholders of Liraz an aggregate of 1,896,303 Liraz ordinary shares in exchange for BluePhoenix shares, based on the same exchange ratio as in the transaction between BluePhoenix and us. As a result, BluePhoenix owned approximately 86.0% of the outstanding share capital of Liraz. Following this transaction, BluePhoenix purchased from the public all the remaining outstanding shares of Liraz through two public tender offerings. In March 2003, Liraz’s shares ceased to be traded on the TASE.

          Sale of New Applicom, Sintec and Sivan to Matrix. In November 2002, we completed a sale to Matrix of our entire shareholdings in New Applicom Ltd., or New Applicom, Sintec Advanced Technologies Ltd., or Sintec, and Sivan Training and Systems Ltd., or Sivan, then publicly held companies traded on the TASE, for aggregate consideration of $29.7 million. In this transaction, we sold to Matrix 3,870,498 shares of New Applicom, representing approximately 60.8% of New Applicom’s outstanding share capital, for an aggregate of $16.9 million, 15,330,309 shares of Sintec, representing Sintec’s entire outstanding share capital, for an aggregate of $12.5 million, and 8,930,100 shares of Sivan, representing approximately 69.0% of Sivan’s outstanding share capital, for an aggregate of $346,000. The shares we sold to Matrix were comprised of (i) shares previously held by us; (ii) shares that we purchased from third parties in October 2002; and (iii) shares that we bought in tender offers we conducted in October 2002. The price per share paid to us by Matrix for each of New Applicom’s, Sintec’s and Sivan’s shares previously held by us and those we purchased from third parties was equal to the equity per share of each of the companies.

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

          (ii) an aggregate of 4,200,000 shares of Sintec that we purchased in exchange for 2,180,780 shares of Matrix. As part of this transaction, we granted to the selling shareholders a put option to sell to us Matrix’ shares during the fourth quarter of 2003 and the first quarter of 2004 at a cash price based on the cost of Sintec’s sold shares. This option was previously granted to the selling shareholders in 1999 with respect to Sintec’s sold shares; and

          (iii) an aggregate of 1,100,000 shares of Sintec that we purchased in exchange for 608,080 shares of Matrix. As part of this transaction, we granted to the selling shareholders a put option to sell to us Matrix’s shares during November 2003 for cash.

          During the fourth quarter of 2003, the selling shareholders exercised the put options described above and sold to us an aggregate of 4,224,956 shares of Matrix for aggregate consideration of $10 million.

          As part of the sale of the shares of New Applicom, Sintec and Sivan to Matrix, we conducted in October 2002, cash tender offers for the shares of New Applicom, Sintec and Sivan not owned by us. As a result, Sintec’s shares ceased to be traded on the TASE. Following the closing of the tender offers, we sold to Matrix the shares that we purchased in the tender offers for the same purchase price we paid for the tendered shares; $3.7 for each New Applicom share, $0.8 for each Sintec share and $0.15 for each Sivan share. In November 2002, Matrix conducted tender offers for the shares of New Applicom and Sivan held by the public. In June 2003, Matrix conducted an additional tender offer to purchase the shares of New Applicom, in which Matrix purchased the remaining outstanding share capital of New Applicom held by the public. In January 2004, Matrix conducted an additional tender offer to purchase the shares of Sivan, in which Matrix purchased the remaining outstanding share capital of Sivan held by the public. Matrix currently holds the entire share capital of New Applicom, Sintec and Sivan.

B.       Business Overview

General

          We are a global information technology, or IT, solutions and services company based in Israel. We are principally engaged in providing software consulting services, developing proprietary software products and providing computer-based business solutions. We currently deliver our solutions in over 50 countries worldwide to customers with complex IT services needs, including a number of “Fortune 1000” companies. We operate in two principal business areas, IT services and proprietary software solutions. Following is a description of our business areas:

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

          We direct the overall strategy of our subsidiaries. While the subsidiaries each have independent management, we monitor the growth of our subsidiaries through the active involvement in the following matters:

—	strategic planning;

—	marketing policies;

—	senior management recruitment;

—	investment and budget policy;

—	financing policies; and

—	overall ongoing monitoring of each subsidiary’s performance.

          We promote the synergy and cooperation among our subsidiaries by encouraging the following:

—	transfer of technology and expertise;

—	leveling of human resources demand;

—	combining skills for specific projects;

—	formation of critical mass for large projects; and

—	marketing and selling the group’s products and services to the group’s customer base.

          We, through our subsidiaries, offer a wide range of integrated IT solutions and services, and design, develop and market proprietary software solutions for sale in selected niche markets, both in Israel and worldwide.

          Our Subsidiaries

Matrix

          Matrix IT Ltd. is one of Israel’s leading integration and information technology services companies, according to Dun’s 100 “Israel Largest Enterprises 2004”. Matrix employs over 2,000 software, hardware, integration and training personnel, which provide advanced IT services to more than 500 customers in the Israeli market. Matrix also markets in Israel software and hardware products manufactured by a broad range of international manufacturers.

          The solutions, services and products supplied by Matrix are designed to improve Matrix’s customers’ competitive capabilities, by providing a response to their unique IT needs in all levels of their operation.

          Areas of Operation

          Matrix is active in four principal areas: software solutions and services, software products, infrastructure solutions and hardware products, and training and assimilation.

          Software solutions and services. Matrix provides software services, software development projects, outsourcing, integration of software systems and services – all in accordance with its customers’ specific needs. Matrix also provides upgrading and expansion of existing software systems. Matrix software solutions include the following components: (i) development of dedicated customer software; (ii) customization of software developed by Matrix or by third parties to provide a response to customer’s requirements; (iii) systems assimilation; and (iv) integration of all or part of these components. The scope of the work invested in each individual component varies from one customer to the other, based on each customer’s specific requirements.

          Software Products. Matrix’s operations in this area include the marketing and assimilation of software products in various categories, mainly customer relationship management (CRM) software products, systems management and service management products, software products for content management, software products for business intelligence (BI), data warehouses and extract/transform/load (ETL), software products for integration, database systems, open-code operating systems, software products for knowledge management, and software development tools.

          Infrastructure solutions and hardware products. These include: (i) supply of infrastructure solutions for computer and communication systems; (ii) sale and marketing of PCs, laptops, Intel servers, peripheral equipment, operating systems, servers and workstations operating on Unix and VMS operating systems, and sales and marketing of storage and backup systems for mainframe computers such as HP and IBM; and (iii) maintenance for computers and peripheral equipment, lab services and a help desk.

          Training and assimilation. Matrix operates hi-tech training and qualification centers providing advanced professional courses for hi-tech personnel, training and assimilation of computer systems, applications courses and professional training.

          Matrix provides solutions, services and products primarily to the following four market sectors (or verticals): communications and security, banking and finance, industry and trade, and the public sector.

          Matrix offers to each market sector a broad range of solutions and services, customized for the specific needs of that sector. Matrix operates dedicated departments, each of which specializes in a particular sector. Each such department supplies customers in that sector with a product basket providing a response to most of its IT requirements, based on an in-depth business understanding of the challenges which are typical to that sector. Matrix established separated headquarters for each particular market sector, which manages the operations relating to that sector.

          Specialization in the various sectors is reflected in the applications, professional and marketing aspects of each sector. Accordingly, the professional and marketing infrastructure required to support each market sector is developed to address such sector’s specific needs.

          In addition to the four sector-based areas of operations, Matrix operates two horizontal entities providing specialist services for all of the different sectors of operations. These entities include:

—

A technology center providing development services, which include mainly cross-sector applications (applications which can be used in more than one business sector), as well as the development of applications that require specialist resources and professional know-how; and

—	A strategic consulting center that provides customers with diverse consultation services on topics such as organization, strategy, business development and technological development.

          Customers

          Matrix’s customers include large enterprises in Israel, such as Israel Electric Company, Social Security, Israeli Defense Force, Mekorot, Amidar, governmental ministries and the Knesset (the Israeli parliament); commercial banks (such as Bank Leumi, Bank Hapoalim, The First International Bank, Discount Bank, United Mizrahi Bank and Igud Bank), loan and mortgage banks (such as Leumi Mortgage and Tfahot), telecommunications services providers–(Bezeq, Bezeq International and Barak, credit card companies (Visa, Isracard and Leumicard), leasing companies, insurance companies (such as Harel Hamishmar, Phoenix, Clal, Migdal), security agencies, cellular operators – (Cellcom, Orange and Pelephone), satellite operators (YES), hi-tech companies – (Comverse, Motorola and Amdocs) and media and publishing entities – (Yediot Ahronot).

          Matrix’s customers also include Israel Electric Company, leasing companies and security agencies.

Magic

          Magic Software Enterprises Ltd. is a leading provider of rapid application development and deployment, business integration technology and business solutions to corporations worldwide. Users of Magic’s solutions and technology include tens of thousands of independent software vendors, system integrators and corporations worldwide, supported by an extensive global services organization. In addition to technology, Magic also provides its customers with consulting, professional services, and training.

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

          In addition, Magic provides customers with an extensive framework for business integration, called the iBOLT Integration Suite. The iBOLT Integration Suite enables companies to utilize their existing business processes and legacy investments, and rapidly customize solutions to meet specific enterprise needs. iBOLT provides affordable enterprise application integration to mid-sized businesses, system integrators and application vendors which require integration capabilities. As a comprehensive suite for application integration, iBOLT allows the simple integration and interoperability of diverse solutions, including legacy applications in a quick and efficient manner. iBOLT has been identified by leading industry analysts as a challenger in the market for enterprise application integration solutions.

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

          Enabling Business

          Magic technology and solutions are particularly in demand when time-to-market is critical, budgets are tight, integration with multiple platforms, databases or existing systems and business processes is required, compliance to industry regulations is needed or a high degree of application maintenance and customization is anticipated.

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

          Strategic Alliances

          Magic forms strategic alliances to help deliver complete solutions to customers. These solutions encompass application integration, development, vertical domain expertise and hardware implementation. Magic maintains strategic alliances with leading vendors, like SAP, IBM, Iway, IDS Scheer and Pervasive Software. Magic’s partnership with SAP, entered into in 2004, focuses on providing a special edition of iBOLT as a collaboration platform for SAP business one product. In addition, Magic has alliances with system integrators, software and hardware vendors and consulting organizations. These partnerships enable Magic to better serve its customers worldwide.

          Vertical Solutions

          Magic also develops, markets, and supports, through its subsidiaries and affiliates, vertical applications, including long-term care, criminal justice, and multi-facility car and truck rental management solutions.

—

Healthcare – Advanced Answers on Demand Holding Corp. develops and markets application software targeted at the long-term care industry. This comprehensive solution is designed to meet the management information needs of retirement homes, nursing homes, assisted living facilities, continuing care retirement communities, and home health and rehabilitation agencies.

—

Cargo Handling – Hermes (formerly Magic eCargo) is designed expressly for the cargo industry and is a comprehensive solution for cargo handling and inventory control that is designed to increase productivity, improve efficiency, and reduce costs. Hermes handles many aspects of a cargo operation including inventory control, automated build-up of flights/manifesting, messaging to CARGO-IMP standards, customs clearance, weight and balance DCS interfacing, scanning and verification of cargo, secured tracking and a comprehensive financial package for all aspects of charging, collecting fees and invoicing.

—

Rental Car Leasing – CarPro Systems Ltd. develops, markets and sells CarPro, a solution that includes more than 90% of the functions usually required by multi-facility car and truck rental companies worldwide. CarPro can manage such varied functions as purchasing and selling vehicles, reservations management, leasing and rental arrangements, and fleet control and management.

—

Banking – Nextstep Infotech PVT Ltd. develops and markets Cheq Mate, a banking application that provides most of the functionality needed to run a retail branch, including support for various deposit types, advances, time deposits, bank guarantees, letters of credit and portfolio management.

—

Professional Services – CoreTech is an information technology consulting firm offering flexible and creative solutions in the areas of infrastructure design and delivery, application development, technology planning and implementation services, and supplemental staffing.

          Markets and Customers

          Magic markets and sells its products and services in approximately 50 countries worldwide. Industries that are significantly represented in the Magic community base include finance, retail, media, telecommunications, manufacturing, healthcare, and government agencies. Among the tens of thousands of end-users running their business systems with Magic’s technology are the following:

—	Adidas-Solomon

—	Allstate

—	Athlon Group

—	Bank of France

—	Burger King

—	Chase Manhattan Bank

—	Club Med

—	Compass Group PLC

—	Deka Bank

—	Fiat

—	Financial Times

—	Hitachi

—	John Menzies

—	Kodak

—	Marconi Mobile

—	NEC

—	Merrill Lynch

—	Matsushita

—	McDonalds

—	McKesson HBOC

—	Minolta

—	Nestle Nespresso

—	Nintendo

—	Philip Morris

—	GAP

—	State of Washington

—	Vodafone

—	The United Nations

—	Victorinox

BluePhoenix

          BluePhoenix Solutions Ltd. (formerly known as Crystal Systems Solutions Ltd.) develops and markets unique enterprise IT modernization, or EIM, solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure and to effectively compete in today’s environment. BluePhoenix’s solutions, which include technology for Understanding, Presentment, Migration, Remediation, and Redevelopment, allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to adapt to new business demands.

          BluePhoenix’s solution portfolio includes invasive and noninvasive software products, software tools and support services that address the most pressing challenges organizations and companies face today.

          BluePhoenix’s comprehensive enterprise technologies span mainframe, midrange, and client/server computing platforms. BluePhoenix has enhanced its expertise through the successful completion of projects for many large organizations over the past 18 years, establishing its credibility and achieving international recognition and presence. Based on BluePhoenix’s technology and that of its affiliates, BluePhoenix develops and markets software products, tools, and related methodologies. BluePhoenix delivers its tools and methodologies together with training and support in order to provide enterprises with comprehensive solutions, primarily for the modernization of existing IT systems.

          In 1997, BluePhoenix introduced its C-MILL millennium conversion tool, which was developed based on its generic modernization technology, and BluePhoenix was awarded significant contracts from leading international system integrators. In 1997 and 1998, BluePhoenix derived substantially all of its revenues from millennium conversion projects. Since 2000, BluePhoenix has derived all of its revenues from providing legacy modernization and porting solutions.

          Among the various alternatives to modernization, such as renewing legacy systems, buying packaged software, or rebuilding entire applications, EIM has proven to be the most efficient and viable way for companies to protect their existing investments. BluePhoenix provides a range of solutions designed to efficiently address the challenge of retaining the business knowledge built into the application code while updating the system to reflect new requirements.

          The EIM market is divided into the following categories: enterprise IT understanding, enterprise IT presentment, enterprise IT migration, enterprise IT remediation, and enterprise IT redevelopment. BluePhoenix provides solutions for each market area, as follows:

          Enterprise IT Understanding – BluePhoenix understanding solutions provide automated, detailed mapping of system-wide IT activity and the interconnections between all software components. This detailed road map serves as the basis for optimizing the reuse of existing IT systems, tailoring the modernization plan for the company’s unique IT environment and corporate requirements, and reducing future ongoing maintenance costs. BluePhoenix IT Discovery provides fast and convenient access to application inventory, dependency, and operational information. This tool performs the complete audit necessary to enable companies to define and analyze all application assets in order to make informed decisions about ongoing modernization activities.

          Enterprise IT Presentment–BluePhoenix enterprise IT presentment solutions enable companies to more effectively use the large amount of information produced by batch reports generated from legacy systems and to turn mainframe applications into Web services directly from the existing development environment. The presentment process extracts and manages report and document content and then selectively redisplays it in graphical form over the Web. The results are easy to access, read, and distribute, fully secure, and do not require large amounts of storage space. BluePhoenix enterprise IT presentment suite includes the following solutions:

—

BluePhoenix™ PowerText provides companies with the ability to define XML (Extensible Markup Language)-based data views from their existing reports. Each data view can be associated with an XSL (Extensible Stylesheet Language) definition used to create a graphical presentation of the data.

—

BluePhoenix™ WS4 Legacy enables companies to adapt their existing development environment by providing access to mainframe systems through Web services protocols, a standard in today’s market. WS4Legacy makes legacy systems appear as modern systems, and enables them to communicate with other applications in the same language.

          Enterprise IT Migration–BluePhoenix comprehensive, integrated set of enterprise IT migration solutions enable companies to standardize and consolidate their IT systems by automatically converting and redeploying applications, databases, platforms, programming languages, and data that are implemented on outdated computing platforms.

          Buying a packaged application or rebuilding one can often be an expensive and risky proposition. Therefore, companies often look toward migrating their existing applications. This option is much more cost-effective and time-efficient as it leverages their existing investments in custom applications. Additionally, BluePhoenix migration solutions enable companies to operate their IT systems independently, without relying on previous technology support providers. Thus, the migration process provides significant cost savings on development, maintenance, and human resources. BluePhoenix enterprise IT migration suite includes the following solutions:

—

BluePhoenix™ DBMSMigrator–An automated migration tool that converts applications from nonrelational databases, such as IDMS, ADABAS, and VSAM, to relational databases, such as DB2, Oracle and SQL Server.

—

BluePhoenix™ PlatformMigrator–An automated migration tool that converts a range of platforms, including VSE, MVS, and Bull GCOS, and can be customized to fit the unique IT configuration and business rules of each customer site.

—	BluePhoenix™ LanguageMigrator–An automated migration tool for converting COBOL and 4GLs (fourth generation languages) such as ADSO, Natural Mantis and COOL:Gen.

—

BluePhoenix™ DataMigrator–A Windows-based tool for migrating data between various data system environments. Coupled with a step-by-step proven methodology, the tool provides a fully structured but still versatile automated data migration process.

          Enterprise IT Remediation–BluePhoenix integrated set of enterprise IT remediation solutions enable companies to extend the life of their existing IT systems when faced with ongoing regulatory changes and new business requirements. BluePhoenix remediation solutions address a variety of corporate needs and include:

—

BluePhoenix™ FieldEnabler–FieldEnabler is a rule-based tool that enables a step-by-step, comprehensive process for making these kinds of modifications across an enterprise in a reliable and time-efficient manner.

—

BluePhoenix™ StandardsEnabler–A highly automated solution for reliably facilitating system consolidation into a single set of naming standards. Since all resources being converted must be changed in parallel, the large task of manually standardizing the naming of system components is not practical. BluePhoenix solution provides automated solution to this problem.

—	BluePhoenix™ COBOL/LE-Enabler—A highly automated solution that facilitates the migration of COBOL code from non-LE compliant environments to LE compliant environments.

—	BluePhoenix™ EuroEnabler–A highly automated solution that enables the transformation of applications to be euro compliant.

—	BluePhoenix™ LiraEnabler–A highly automated solution that enables applications to be compliant with the Turkish currency requirements for entry into the European Community.

—	BluePhoenix™ GTIN/UPCEnabler–A highly automated solution that enables companies to quickly and easily comply with the 2005 Sunrise and GTIN/GLN initiatives.

          Enterprise IT Redevelopment–BluePhoenix enterprise IT redevelopment suite enables companies to efficiently mine, reuse, and rewrite their existing applications, thus incrementally redeveloping their legacy systems, extending them into new technologies, and saving on development and programmer costs.

—

BluePhoenix™ AppBuilder–BluePhoenix primary redevelopment legacy environment has been used for managing, maintaining, and reusing the complicated applications needed by large businesses. It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily on legacy systems. Enterprises using AppBuilder can build, deploy, and maintain large-scale custom-built business applications for years without being dependent on any particular technology until they cease using their legacy infrastructure.

—

Visual MainWin® for the Unix and Linux platforms (formerly MainWin)–Visual MainWin® for the Unix and Linux platforms is an advanced application-porting platform that enables IT organizations to develop applications in Visual C++ and deploy them natively on Unix and Linux without the investment that is usually associated with such an undertaking.

BluePhoenix’s subsidiary, Mainsoft Corporation, has entered into a licensing agreement with Microsoft, pursuant to which Microsoft granted Mainsoft access to specified Microsoft source code, including new versions, service packs, and upgrade releases for Windows. Microsoft also granted Mainsoft distribution rights to the Windows object code licensed as a component in Mainsoft’s products.

—

Visual MainWin® for the J2EE platform–In February 2004, Mainsoft launched its new generation product: Visual MainWin® for the J2EE platform (formerly named Grasshopper). The Visual MainWin® for J2EE Platform is a cross-platform development solution that bridges the .NET/J2EE divide, enabling Visual Basic .NET and C# developers to develop J2EE Web Applications and Web services using the Visual Studio .NET development environment.

          In 2003, BluePhoenix completed the acquisition of the entire outstanding share capital of Liraz Systems Ltd. Liraz’s business included the operations of BluePhoenix Solutions B.V. and its international subsidiaries. Through its subsidiaries, BluePhoenix develops and markets the AppBuilder, formerly developed and marketed by Liraz, a software product used for the development of sophisticated and robust applications needed by large enterprises. Following the acquisition, BluePhoenix has benefited from Liraz’s large installed base that includes leading international banks and financial institutions, whose information systems operate in various legacy environments.

          BluePhoenix believes that following the Liraz acquisition, utilizing its combined broad technology offering and its worldwide marketing capabilities, BluePhoenix became a leading global player in the enterprise IT modernization market. With 12 offices in 10 countries, five full service delivery centers, and representatives, BluePhoenix provides its products and services worldwide.

          Customers

          BluePhoenix provides its modernization solutions directly or through its strategic partners, such as IBM, Capgemini, EDS, Cook Systems, Temenos, Millennium and TACT. Additionally, from time to time, other IT services companies license the technologies for use in modernization projects in various markets. BluePhoenix customers include, among others:

—

In the financial services sector–Banca Carige S.p.A., CitiBank, Credit Suisse, Fidelity International Resource Management, Rabobank Netherland BV, Rural Servicios Informaticos (Spain), SDC Udvikling (Denmark) and Temenos Group;

—	In the insurance sector–AXA Sunlife Services PCL(UK), Barmenia Krankenversicherung A.G., Friends Provident Management Services Ltd., LBS (Germany), Legal and General Resources and Mutual of America.

—

In other industries–Altera Corporation, Cadence Design Systems, Inc., Cognos, Commonwealth of Australia, Computer Associates Islandia, CSC Denmark A/S, Crystal Decisions, Electronic Data Systems Corp., Fudicia Informationszentra AG, Global Exchange Services Inc., IBM Japan Ltd., IBM (Rational Software), Intesa Sistemi E Servizi, Mentor Graphics Corporation, Microsoft Corporation, Israeli Ministry of Defense, Scottish Equitable Plc. and Synopsys MT VIEW.

Sapiens

          Sapiens International Corporation N.V. is a global provider of IT solutions that modernize business processes to enable insurance and other leading companies to quickly adapt to change. Sapiens’ solutions, sold as customizable software modules, align IT with business demands for speed, flexibility and efficiency. Sapiens’ solutions are supplemented by its technology, methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. Sapiens’ solutions include scalable insurance applications it has developed for leading organizations such as AXA, Norwich Union, Liverpool Victoria, OneBeacon, Fortis, Principal Financial Group, the Surplus Line Association of California and Menorah Insurance in Israel. Sapiens’ service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve their business objectives.

          Sapiens’ core technology, Sapiens eMerge™, is a rules-based application development suite which enables rapid solution development for complex mission-critical enterprises to deliver new functionality, achieve legacy modernization and enterprise application integration. The primary building block of Sapiens’ solution offerings is Sapiens eMerge™, Sapiens’ business rules engine that has evolved and matured over the course of thousands of man-years of research and development efforts. The use of Sapiens eMerge™ reduces the complexity of programming so that new applications and modifications of existing ones can be produced in a much shorter time than through conventional programming.

          Another key advantage of Sapiens eMerge™ is the ability to extend the productive life of older computer systems, while at the same time providing the basis for using new generation Internet and service-oriented technologies. The use of rapid application development allows enterprise-specific enhancements to be made in a shorter time and with a greatly reduced maintenance burden when compared to other technologies.

          Development, deployment, integration and administration of applications are all accomplished through the technology components of Sapiens eMerge™, providing customers with flexible, scalable and feature-rich systems. Sapiens eMerge™, which serves over 100 of Sapiens’ customers worldwide, reduces the cost of business software development and maintenance.

          Sapiens markets its solutions globally through its direct sales force and through marketing alliances with global IT providers, such as IBM Corporation and Electronic Data Systems Corporation. Sapiens has cooperated with IBM Corporation for over 10 years at what IBM refers to as a “Premier Partner” level. Currently, Sapiens is an “Advanced Partner” of IBM and works with IBM on solutions, joint development, testing, validation and marketing. Through this and other business alliances, Sapiens has developed extensive knowledge in mainframe and mid-range systems, including CICS, DB2, MQSeries and the WebSphere e-business platform. Sapiens is also a member of the IBM’s insurance application architecture (IAA) group and the ISV advantage program for the small and medium business insurance market segment.

          Sapiens’ Business Solutions for the Insurance Industry

          Sapiens has formulated INSIGHT, a suite of modular business software solutions that make use of existing assets to quickly and cost-effectively modernize business processes that are the key to survival in the current, challenging insurance landscape. Sapiens’ insurance solutions, which include the INSIGHT family, are based on Sapiens core technology, Sapiens eMerge™.

          Sapiens INSIGHT™ is designed for the general (property and casualty) and life insurance markets. These solutions can be customized to match specific legacy systems and business requirements, while providing pre-configured functionality. These solutions can be used independently or together as follows:

—

INSIGHT™ for Property & Casualty (formerly known as Policy INSIGHT™) is a fully functional, general insurance policy administration solution that makes it easier for brokers and agents to do business with carriers. By automating the process, this web-enabled solution reduces the cost of doing business and optimizes risk selection through the use of rules based underwriting.

—

INSIGHT™ for Life & Pensions (formerly Life & Pensions INSIGHT™) is a powerful and comprehensive framework-based life and pensions solution that serves companies administering life insurance, pension funds, health insurance and saving plans. INSIGHT™ for Life & Pensions is dynamic, highly customizable and can be easily accommodated to administer changes in processes. It is fully web-enabled, prepared to utilize the advantages of the internet and intranet.

—

INSIGHT™ for Underwriting (formerly MediRisk INSIGHT™) is an underwriting solution for life, health and disability insurance. It reduces customer’s costs by automating a larger portion of the process of evaluating the risks of new business and by streamlining the procedures for handling new business. By using this solution, an insurance company can make underwriting assessments on new cases earlier in the business cycle and achieve greater consistency in its decision-making. Sapiens markets INSIGHT™ for Underwriting on the basis of licensing and distribution agreements with MediRisk Solutions Ltd. which developed the solution and holds the intellectual property rights to it.

—

INSIGHT™ for Reinsurance (formerly Reinsurance INSIGHT™) is a sophisticated solution for the insurance market, designed to support carriers and reinsurers in the management of all types of reinsurance for the general (property and casualty) and life insurance markets, according to the rapidly changing requirements of the international reinsurance market. This state-of-the-art, web-enabled solution streamlines and reduces the cost of handling all reinsurance functions through automation, is based on ACORD standards and B2B XML technology, and is designed for a multi- language, multi- currency, multi- company environment.

—

INSIGHT™ for Claims (formerly Claims INSIGHT™) is a solution that effectively manages and streamlines the information flow of claim handling across an insurance provider’s entire organization. This solution uses highly accessible business rules and messaging standards and allows the use of a company’s existing information assets.

—

INSIGHT™ for Closed Books (formerly Closed Books INSIGHT™), also known as LifeLite, is a solution for life insurance companies and pension funds seeking ways to reduce the cost of maintaining long-term closed books of business, that is, lines of business that are no longer current. Sapiens provides customizable solutions that enable companies to efficiently and more effectively administer policies and claims relating to closed books. In September 2004, Sapiens purchased the technologies underlying the INSIGHT™ for Closed Books solution from Liverpool Victoria.

          Sapiens collaborates with its customers to tailor the INSIGHT solutions to achieve the unique operational performance goals of each organization. In addition, Sapiens has executed independent projects for the insurance market, providing enhanced information access and visibility to empower the sales, agent and broker community, thus accelerating transaction processing for improved customer service and business efficiency. Sapiens’ insurance solutions are compatible with a variety of platforms including IBM zSeries, IBM iSeries and HP UNIX at the host-side and Intel-based Web servers. They are also compatible with open architecture standards such as .NET, J2EE, XML, Web Services and application server platforms such as IBM’s WebSphere™.

          Services

          Outsourcing of application maintenance. Sapiens’ outsourcing services were developed from its strong, long-term relationships with its customers. Sapiens is currently servicing multi-year outsourcing contracts with blue-chip customers involving mission-critical systems. The outsourcing projects are performed either on or off the customers’ premises. Sapiens’ asset discovery solution contributes to the maintenance and management of an enterprise’s IT environment.

          IT Services. Sapiens provides customers with specialized IT services in many areas, including project management and technical assistance. Sapiens’ personnel work with the customer for the duration of the entire project, collectively undertaking design, development and deployment tasks, coupled with hands-on-training, to achieve a rapid software solution that matches the customer’s business and IT goals. Sapiens has also evolved its service offerings to include a strategy-based discovery and analysis blueprint that helps improve the IT impact on a company’s business objectives.

          Customers

          Sapiens markets its solutions primarily to corporate customers and government entities with large information technology budgets and ongoing maintenance and development needs. Sapiens’ corporate customers include, among others, insurance companies, banks and other companies offering financial services and companies in the manufacturing and transportation sectors. The principal markets in which Sapiens competes are located in North America, Europe, Israel and Japan.

nextSource Inc.

          nextSource Inc. designs, develops and implements web-based, high quality, innovative human capital management solutions. These offerings allow customers to save money while managing the business processes related to sourcing, procuring, and accounting of their workforce.

          nextSource’s human capital management solutions include:

—

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

—

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

—

The People Ticker provides businesses with real-time views of market rates for both contingent and full time workers, based upon skill-set, years of experience and geographic location. This one-of-a-kind tool enables corporate customers to truly benchmark their contingent labor costs against the most current information available.

—

The nextSource People Auction utilizes an extensive resume database and comprehensive searching capabilities to provide an online marketplace that links qualified talent with progressive talent seekers. nextSource also offers a unique reverse auction that allows potential candidates to bid on a posted opening thereby driving down the cost to the customer.

—

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

—

A wide range of procurement services and vendor management services to complement the implementation of nextSource’s TAMS solutions and People Ticker solutions. Through its value-added procurement service, nextSource offers a fully outsourced procurement/vendor management solution to customers looking for a complete solution.

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

          Formula Vision’s companies have built their success on a solid customer base and strategic partnerships with “Fortune 500” multinationals, systems integrators, media groups, and service and solution providers worldwide, such as IBM, Oracle, Sun, Cap Gemini Ernst & Young, Lockheed Martin and Microsoft.

          Formula Vision’s principal affiliated companies include:

          Transtech

          Transtech Control Ltd. is a market-leading provider of comprehensive airfield control and management systems. Transtech’s systems comprise a wide range of solutions, applications, and products for critical airfield operational elements. Transtech’s airfield lighting control system is currently operating at more than 130 international, domestic and military airports worldwide.

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

          F.T.S. – Formula Telecom Solutions Ltd.

          F.T.S. – Formula Telecom Solutions Ltd., referred to as FTS, is a global provider of converged end-to-end CRM and billing solutions for telecom operators and service providers. Enabling advanced voice, data and video services, FTS’ integrated “triple-triple play” solutions cater to a trio of wireline, wireless and other operators, while supporting prepaid, postpaid and converged billing. FTS maintains a global presence with worldwide installations supported by sales and service offices in three continents. Combining a proven track record of on-time, on-budget project delivery with solid backing and extensive resources from the Formula group, FTS is a CRM and billing one-stop-shop. FTS’ cutting-edge solutions enable operators to increase customer acquisition, customer retention and profitability – all at a low total cost of ownership. FTS’ customers include, among others, MobilTel, Freenet.de, Comverse, Cross-Israel Road No. 6 – Israel’s National Toll Road and MDC Velcom.

          Babylon

          Babylon Ltd. is a leading provider of single-click information access solutions. In 1997, Babylon introduced its flagship product – a desktop application that delivers translations, conversions and information in a single click. Since 2001, Babylon’s products have been sold online and direct to personal and business users worldwide. Babylon has now leveraged its patented technology in an integrated server and client system that gives business customers a unified platform for instant retrieval of critical information from corporate information systems.

          Babylon also offers add-on premium content from world-renowned dictionary publishers, including Oxford University Press, Larousse, Langenscheidt, Van Dale, Melhoramentos, Signum and Taishukan. Babylon’s customers include industry leaders such as Avnet, BASF, Daimler Chrysler, Ericsson, Ernst & Young, Eurocontrol, Fujitsu Siemens, Gillette/Braun, IBM, John Deere, Lufthansa, Motorola, Nestlé France, Océ, Petrobras, Philips, UBS and Xerox.

          A major shareholder in Babylon is Reed Elsevier Ventures, the venture arm of Reed Elsevier (LSE: REL, NYSE: RUK), a leading publisher and information provider.

          FIS Software

          FIS Software Ltd. is dedicated to developing and delivering global package-based solutions that enable life and pensions companies to run their businesses more efficiently, and respond to territorial legislation and regulations. FIS’ solutions are based on ALIS, FIS’ flagship product. ALIS is a single packaged, comprehensive and modular software platform that incorporates all activities along the policy lifecycle and enables insurers to manage life insurance, pensions and investment products, for individual and group customers in line with the territorial legislation and regulations. Founded in 1984, FIS established its international business in 1999 and currently employs 360 insurance domain experts and IT software professionals across offices in the UK, France, Spain, Greece, Israel, South Africa and Australia.

          FIS’ customers include AXA, Unum Provident, CNP Assurances, Swiss Life, Scottish Equitable, Bright Grey, AMP, NPI, Ethiniki, Clal and Eliahu. FIS also has a number of strategic partnerships with leading systems integrators and consulting firms such as IBM and TCS.

          GigaSpaces

          GigaSpaces Technologies Ltd. is a fast-growing provider of innovative grid-based solutions that solve the performance, reliability and scalability problems of transaction-intensive, business critical applications. GigaSpaces was founded in 2000 and is headquartered in New York, with a research and development center in Israel.

          GigaSpaces’ customers include AIG, Nortel Networks and Hutchison 3G, among other major organizations in the financial, telecom and manufacturing industries.

          GigaSpaces Enterprise Application Grid (EAG) is a middleware product that provides a rich set of tightly-integrated application services (such as Java massaging services (JMS), clustering, caching and Java database connectivity (JDBC) – on top of a federated shared memory platform. This allows developers to rapidly build and deploy high-performance and highly-reliable business-critical applications that run on a distributed set of IT resources. GigaSpaces EAG enables an organization to dynamically distribute data across low-cost servers such as Linux Blades and achieve in-memory levels of performance with significantly less administration and costs than dedicated hardware solutions.

          Clockwork Solutions

          Clockwork Solutions Ltd.’s  predictive modeling software tools provide life cycle system-engineering solutions for capital-intensive major industrial companies, military organizations and government agencies throughout the world. Clockwork focuses on the defense, process and petrochemical and power industries, offering products and services to customers such as the US Army, US Air Force, Raytheon, Lockheed Martin, General Dynamics, GE Aircraft Engines, GE Energy, DOW Chemical, Conoco Philips, Chevron Texaco and the Israeli Defense Forces. Clockwork’s solutions improve the economic performance of systems by reducing costs, increasing production, and operating with greater effectiveness.

          Clockwork’s propriety technology and modeling platform, SPAR, tracks the behaviors of systems over time, exposing effects of equipment aging, maintenance policies, and operating procedures. These unique capabilities enable the users of SPAR technology to relate cause and effect, to quantify risks, and to guide capital investment and major operation and maintenance improvements. Clockwork’s current focus is on the performance based logistic (PBL) defense market and the service parts planning (SPP) commercial and defense market. Clockwork has been identified by Gartner, Inc. and AMR Research, both leading technology market analysts, as a unique player and provider of innovative solutions in these markets.

          IDIT

          IDIT I.D.I. Technologies Ltd., or IDIT, is an international vendor of enterprise application software for the administration and full life-cycle support of insurance products and financial services in a unique business package combining know-how, software and business procedures. IDIT’s flagship product is a fully implemented, comprehensive online system for the insurance industry.

          IDIT also provides solutions for the insurance industry to enhance existing systems, add web capabilities and online call center components. Capitalizing on new, distributed capabilities while saving investment on legacy technology, IDIT leverages channel opportunities for rapid return on investment. IDIT has gained a leading position amongst European suppliers of enterprise solutions for insurance.

          IDIT’s customers include AON International, Groupama and Rosiya.

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

          Sintec Media’s customers include the BBC, Canadian Broadcasting Corporation (CBC) and RTL.

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

          The following table summarizes our revenues by operating segments for the periods indicated:

	Software Services	Proprietary Software Products	Total

	$ thousands

Year ended December 31,

2004	227,262	229,348	456,610

2003	196,782	170,048	366,830

2002	171,342	111,968	283,310

          The following table summarizes the revenues from our IT products and services by geographic regions of our customers, for the periods indicated:

	Year ended December 31,

	2004	2003	2002

	$ thousands

Israel	213,020	171,108	156,212

International:

United States	106,849	93,695	65,654

Other (includes various countries, mainly in Europe)	136,741	102,027	61,444

	243,590	195,722	127,098

Total	456,610	366,830	283,310

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

          We face competition, both in Israel and internationally, from a variety of companies, including companies with significantly greater resources than us who are likely to enjoy substantial competitive advantages, including:

—	longer operating histories;

—	greater financial, technical, marketing and other resources;

—	greater name recognition;

—	well-established relationships with our current and potential clients; and

—	a broader range of products and services.

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

          Matrix’s principal competitors in the domestic Israeli market are Israeli IT services companies and systems integrators, the largest of which are Ness Technologies Inc. and Team Computers. Matrix’s international competitors in the Israeli marketplace include H.P., EDS, IBM and Microsoft. These international competitors often use local subcontractors to provide personnel for contracts performed in Israel.

          Magic’s principal competitors in the market for the eDeveloper technology are Visual Basic (Microsoft), Progress, Delphi and Jbuilder (Borland), Java, Oracle, Compuware, Lansa and packaged applications such as SAP and PeopleSoft. The principal competitors in the market for Magic’s iBOLT Integration Suite are WebMethods, Tibco, Vitria, Seeburger, IBM’s WebSphere, Microsoft’s BizTalk and Sonic Software (Progress).

          BluePhoenix’s principal competitors consist of system integrators and tool vendors, including leading software developers, who enable customers to replace or modernize their legacy systems. Major system integrators in the market include IBM, Capgemini, and EDS. In addition, BluePhoenix faces competition from niche companies operating in each of the five principal areas of the enterprise IT modernization market (enterprise IT understanding, presentment, migration, remediation and redevelopment). For example, Micro Focus International markets its solutions to the COBOL market, Software Technologies addresses the Natural/ADABAS arena, and other competitors focus on collecting sufficient information about application portfolios to enable improved working processes. Other solution developers provide legacy and distributed repository solutions that are important for a variety of modernization processes.

          Sapiens’ competitors in the market for solutions offered to the insurance industry fall into several categories. Examples of competitors are: CSC, SOLCORP, Fineos, SAP, SunGard Sherwood, Navisys, FIS, ePolicy Solutions, Taliant, OneShield, Ascendant One, Insurity, The Innovation Group, Duck Creek and AQS in the United States; Marlborough Sterling Group, Unisys, Sherwood and RebusIs in the United Kingdom; Falmeyer (FJA) and COR AG Insurance Technologies in Germany. Examples of large integrators in the insurance field are Electronic Data Systems and CSC (companies that also have customer or alliance relationships with Sapiens in other fields). An example of a competitor that is a local integrator is Ness Technologies in Israel.

          Sapiens’ competitors in the business rule engines and management marketplace include include Fair-Isaac (Blaze), Pegasystems, ILOG, Computer Associates, Haley, RulesPower, Corticon, Versata, Gensym and ESI.

          Transtech’s competitors in the market of airfield lighting control systems are Siemens and Honeywell, and in the ground surveillance systems’ market, Transtech’s competitors are Sensis and Raytheon.

          FTS’ principal competitors are Amdocs Ltd., Convergys Corp., CSG Systems International Inc., Portal Software Inc., Intec Telecom Systems PLC and LHS Group Inc. (formerly known as the SchlumbergerSema Group).

          FIS’ principal competitors are CSC, Sunguard, Unisys, TIA (The Insurance Application), Aquila, Fineos Corporation, and RebusIS. GigaSpaces’ competitors are distributed caching vendors such as Gemstone and Tangosol, as well as compute-grid vendors such as DataSynapse and Platform Computing.

          Sintec Media’s main competitors are Harris, Pilat Media and in-house solutions.

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

C.       Organizational Structure

          Formula is the parent company of the Formula Group.

          The following table presents certain information regarding the control and ownership of our significant subsidiaries, as of June 20, 2005.

Subsidiary	Country of Incorporation	Percentage Of Ownership

Matrix IT Ltd.	Israel	50.6%

Magic Software Enterprises Ltd.	Israel	50.2%

BluePhoenix Solutions Ltd.	Israel	58.8%

Sapiens International Corporation N.V.	Netherlands Antilles Islands	56.0%

nextSource Inc.	United States	100.0%

Formula Vision Technologies (F.V.T.) Ltd.	Israel	56.0%

          The ordinary shares of BluePhoenix, Magic and Sapiens are traded on the Nasdaq National Market and on the TASE, and the ordinary shares of Matrix and Formula Vision are traded on the TASE.

D.       Property, Plants and Equipment

          Our corporate headquarters, as well as the research and development and sales and marketing headquarters of a majority of our subsidiaries, are located in Herzlia, Israel. We lease approximately 70,000 square feet of office space in Herzlia, pursuant to a lease which will expire on October 31, 2005 with an option to extend for an additional 36 months. In addition, several of our subsidiaries lease approximately 75,000 square feet of office space in another building in Herzlia pursuant to leases ending in December 2006, with an option to extend for an additional 24 or 48 months. We also lease approximately 145,000 square feet of office space in several other locations in Israel.

          We own a 34,000 square feet facility in Or-Yehuda, Israel used for office space of Magic.

          In addition, Sapiens leases approximately 45,000 square feet of office space in Rechovot, Israel and several of our subsidiaries lease approximately 184,000 square feet of office space and sales and support premises in the United States, Europe and Asia.

          The aggregate amount we paid pursuant to our lease agreements in 2004 was approximately $10.1 million.

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

          In January 2004, we acquired a controlling interest in Formula Vision and accordingly began consolidating Formula Vision’s results of operations, beginning with the first quarter of 2004. Formula Vision’s revenues in 2004 were $61.5 million and its net loss was $10.4 million.

          In March 2005, we completed a private placement of 2,400,000 Formula shares for aggregate consideration of $36 million. The shares were issued to FIMGold LP, an entity owned in equal shares by Dan Goldstein, our chief executive officer and chairman of the board, and FIMI Opportunity Fund.

          In June 2005, we distributed to our shareholders a cash dividend of approximately $4 per share. The aggregate amount distributed by Formula was approximately $53 million.

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

          We translate our financial statements into dollars, as well as the financial statements of our subsidiaries whose functional currency is the NIS, under the principles described in Financial Accounting Standards Board Statement No. 52. Assets and liabilities have been translated at period-end exchange rates. Results of operations have been translated at the exchange rate at the dates on which those transactions occurred or at an average rate. We present material differences resulting from translation under shareholders’ equity in the item accumulating other comprehensive income (loss). If gains and losses arising from these translations are immaterial, we record them as financial expenses included in the statements of income. In the consolidation, we present the financial statements of subsidiaries whose functional currency is the dollar, at the original amounts.

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

          Under some of our subsidiaries’ agreements, the customer may have the right to receive unspecified upgrades on a when-and-if available basis. These upgrades are considered post-contract customer support, referred to as PCS, and the fair value allocated to this right is recognized ratably over the term of the PCS.

          There are no rights of return, price protection or similar contingencies in our subsidiaries’ contracts. Accordingly they do not establish a provision due to the lack of warranties’ claims in the past. Some of our subsidiaries’ contracts include client acceptance clauses. In determining whether revenue can be recognized, when an acceptance clause exists, they consider their history with similar arrangements, the customer’s involvement in the progress, the existence of other service providers and the payments terms.

          Our subsidiaries’ revenue recognition policy does not permit any revenue recognition when the payment term exceeds 12 months or when there is an uncertainty related to the relationship with the customer.

          We recognize revenues from projects billed on a time and material basis, based on SOP 81-1 “Accounting for Performance of Construction – Type and Certain Production – Type Contracts”, using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provision for estimated losses on uncompleted contracts is made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2004, no such estimated losses were identified.

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

          Our management believes that our revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”.

          Impairment of Goodwill

          Goodwill represents excess of the costs over the net assts of businesses acquired. Under SFAS No. 142, goodwill acquired in a business combination on or after December 31, 2001 is not amortized. Goodwill arising from acquisitions prior to December 31, 2001 was amortized until December 31, 2001, on a straight-line basis over 10 years.

          SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting until with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, and weighted average cost of capital for the reportable unit. As of December 31, 2004, no impairment losses were identified.

A.      Operating Results

          Years Ended December 31, 2003 and 2004

          Revenues. Revenues increased 24% from $366.8 million in 2003 to $456.6 million in 2004. The increase in revenues was mainly attributable to the consolidation of Formula Vision which had revenues of $61.5 million in 2004 and to an increase in revenues of our other subsidiaries, in particular Matrix and nextSource. Such increase was partially offset by a decrease in Sapiens’ revenues. Revenues from the two categories of our operation were as follows: Revenues from the delivery of software services increased 16% from $196.8 million in 2003 to $227.3 million in 2004. This increase was attributable to the growth in Matrix’s and nextSource’s revenues due to an increased demand for their services. Revenues from the sale of proprietary software solutions increased 35% from $170.0 million in 2003 to $229.3 million in 2004. This increase was primarily due to consolidation of Formula Vision, beginning with the first quarter of 2004.

          Cost of Revenues. Cost of revenues consists primarily of wages and related expenses and hardware and other materials costs. Cost of revenues increased 24% from $230.5 million in 2003 to $285.0 million in 2004. As a percentage of revenues, cost of revenues remained relatively the same in 2003 and 2004. The increase in cost of revenues was primarily due to the consolidation of Formula Vision which had cost of revenues of $31.5 million in 2004 and to an increase in the cost of revenues of our other subsidiaries such as Matrix and nextSource. This increase was slightly offset by a decrease in Sapiens’ cost of revenues.

          Software Development Costs, net. Software development costs consist primarily of wages and related expenses and, to a lesser degree, consulting fees we pay to independent contractors engaged in research and development. Software development costs, net, consist of software development costs, gross, less capitalized software costs. Software developments costs, gross, in 2004 and 2003 were $40.4 million and $27.6 million, respectively. In 2004, we capitalized software costs of $15.4 million compared to $10.2 million in 2003. Capitalization of software costs in 2004 was attributable to our proprietary software solutions subsidiaries. Software development costs, net, increased 44% from $17.4 million in 2003 to $25.0 million in 2004. As a percentage of revenues, software development costs, net increased from 4.7% in 2003 to 5.5% in 2004. The increase in software development costs was attributed primarily to the consolidation of Formula Vision which had research and development expenditures of $9.7 million in 2004. The increase was partially offset by a decrease in the research and development expenditures of Sapiens and Magic of $1.0 million and $900,000, respectively. Amortization of capitalized software costs were $10.1 million in 2004 and $8.1 million in 2003, which amounts were included in cost of revenues.

          Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, severance and related expenses, travel expenses, selling expenses, rent, utilities, depreciation, amortization and professional fees. Selling, general and administrative expenses increased 20% from $107.1 million in 2003 to $128.5 million in 2004. As a percentage of revenues, selling, general and administrative expenses remained relatively the same in 2003 and 2004. The increase in selling, general and administrative expenses was primarily attributable to the consolidation of Formula Vision which incurred selling, general and administrative expenses of approximately $21.9 million in 2004.

          Operating Income. Our operating income increased 52% from $11.9 million in 2003 to $18.1 million in 2004. The operating income in 2004 is attributable to the improvement in the operating results of our subsidiaries, in particular Matrix which had operating income of $15.5 million and BluePhoenix which had operating income of $3.5 million. This improvement was partially offset by the operating loss of $1.7 million of Formula Vision. The operating income in 2003 is attributable to the improvement in the operating results of our subsidiaries Magic, BluePhoenix and Matrix which were offset by the operating loss of Sapiens.

          Financial Expenses, net. Financial expenses, net increased 140% from $3.7 million in 2003 to $8.9 million in 2004. Financial expenses, net, is influenced by various factors, including our cash balance, changes in the exchange rate of the NIS against the dollar, changes in the exchange rate of the dollar against the euro and changes in the Israeli CPI. The increase in financial expenses, net was mainly attributable to the consolidation of Formula Vision which incurred financial expenses of $3.1 million in 2004, as well as to the influence of the interest expenses paid on the debentures issued by us to the public and interest expenses incurred by our subsidiaries, Matrix, Sapiens and BluePhoenix.

          Other Expenses, net. Other expenses, net in 2004 and 2003 were $332,000 and $90,000.

          Gain on Realization of Shareholdings. Gain on realization of shareholdings in 2004 was $8.9 million compared to $2.8 million in 2003. Gain on realization of shareholdings in 2004 was attributable to the sale of a portion of the shares we hold in Magic, Matrix and Formula Vision in the open market which resulted in a gain to Formula of $1.1 million, $3.6 million and $383,000, respectively. In addition, gain on realization of shareholdings in 2004 included gain from realization of unrealized gains in Matrix of $2.8 million and a gain of $651,000 in Formula Vision due a decrease in its shareholdings in its subsidiary Babylon. Gain on realization of shareholdings in 2003 was primarily attributable to the sale of a portion of Magic shares in the market which resulted in gain to Formula of $722,000, gain from a decrease in our shareholdings in Matrix due to the issuance of Matrix shares to former shareholders of New Applicom and the issuance of Matrix shares to the shareholders of an acquired company resulting in gain of $1.1 million, the sale of Matrix warrants in the market which resulted in gain of $300,000 and the sale of Level 8 shares by BluePhoenix which resulted in gain of $376,000 to BluePhoenix.

          Taxes on Income.Taxes on income in 2004 were $4.6 million compared to $2.5 million in 2003. The increase in taxes on income in 2004 was mainly attributable to the consolidation of Formula Vision which had taxes on income of $1 million and to the increase in taxes of Matrix.

          Company’s Equity in Results of Affiliates, net. Our equity in losses of affiliates, net were $2.5 million in 2004 compared to $1.1 million in 2003. Our equity in losses of affiliates, net relates primarily to affiliates of Formula Vision.

          Minority Interest, net. Minority interest, net, includes the minority interest in companies which are not wholly owned by the Formula Group during each of the periods indicated. Minority interest in profits of subsidiaries in 2004 was $2.5 million compared to $4.1 million in 2003. This decrease in minority interest, net is attributable to the consolidation of Formula Vision in 2004 which had net loss of $10.4 million and the increase in the net loss of Sapiens. These losses were offset by the increase in net profit of our subsidiaries, Matrix, BluePhoenix and Magic.

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

          Operating Income (Loss). In 2003, we had operating income of $11.9 million compared to operating loss of $6.7 million in 2002. The operating income in 2003 is attributable to the improvement in the operating results of our subsidiaries Magic, BluePhoenix and Matrix which were offset by the operating loss of Sapiens. The operating loss in 2002 is attributable to the operating loss of certain of our subsidiaries which were harmed by the global and local slow-down.

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

Impact of Inflation and Currency Fluctuations on Results of Operations

          Most of our revenues from sale of our products and services are in dollars and euros or are linked to the dollar or the euro, while a substantial portion of our expenses, principally salaries and related personnel expenses, are in New Israeli Shekels, or NIS. As a result, we are exposed to any of the following risks:

—	that the inflation rate in Israel will exceed the NIS devaluation rate against the dollar or the euro;

—	that the devaluation process will lag behind the NIS inflation timing; or

—	that the euro experience devaluation against the dollar.

          If any of these occur, the dollar or euro cost of our operations, as well as our financial expenses, would increase. We cannot predict any future trends of the rate of inflation in Israel or the rate of devaluation of the NIS or the euro against the dollar. An increase in our dollar or euro operational cost will adversely affect our dollar-measured results of operations. In addition, our operations could be adversely affected if we are unable to hedge against currency fluctuations in the future. To date, we have not engaged in significant hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS or the euro. However, we cannot assure you that these measures will adequately protect us from material adverse effects arising from the impact of inflation in Israel.

          Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation of NIS against the US$	Devaluation of euro against the US$
	%	%	%
2002	6.5	7.3	(15.7)
2003	(1.9)	(7.6)	(17.0)
2004	1.2	(1.6)	(7.4)

Political, Economic and Military Conditions in Israel

          Our headquarters and principal research and development facilities are located in Israel. Although we generate approximately 53% of our revenues from international markets, we are, nonetheless, directly influenced by the political, economic and military conditions affecting Israel. The execution of Israel’s plan of unilateral disengagement from the Gaza Strip and some parts of the West Bank may affect Israel’s foreign relations and the stability of the region. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

B.      Liquidity and Capital Resources

          Since inception, we have financed our growth and business primarily through cash provided by operations and through public debt and equity offerings, as well as through private and public debt and equity offerings of our subsidiaries. In addition, we finance our business through short-term and long-term loans and borrowings available under our credit facilities.

          Cash

          At December 31, 2004 we had cash and cash equivalents and short-term investments of $146.3 million and at December 31, 2003, we had cash and cash equivalents and short-term investments of $102.2 million. At December 31, 2004, we had indebtedness to banks of $124.8 million, of which $107.0 million was current liabilities and $17.8 million was long-term liabilities. At December 31, 2003, we had indebtedness to banks and others of $88.4 million, of which $66.5 million was current liabilities and $21.9 million was long-term liabilities.

          Formula has entered into credit facilities with several banks, pursuant to which Formula may borrow from time to time, on a short-term and long-term basis, up to an aggregate of approximately $43.0 million. Formula’s loan agreements contain a number of conditions and limitations on the way in which Formula can operate its business, including limitations on its ability to raise debt and sell assets; and prohibition on distribution of dividends. The banks did not object to the distribution of the dividend made in June 2005. The loan agreements also contain various covenants which require Formula to maintain certain financial ratios related to shareholders’ equity and operating results. In addition, one of the loan agreements provides that the loan will be repayable, at the discretion of the bank, in the event that Dan Goldstein or Gad Goldstein cease to serve in their current positions in Formula.

          Some of Formula’s assets are pledged to banks. These assets include certain of our shareholdings in our subsidiaries consisting of our entire shareholdings in BluePhoenix and a portion of our shareholdings in Matrix and Magic.

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

          Cash flow provided by operating activities in 2004 was $17.8 million compared to cash flow provided by operating activities of $9.6 million in 2003.

          Financing activities

          Cash flow provided by financing activities in 2004 was $12.1 million compared to cash flow used in financing activities of $4.6 million in 2003. This was mainly the result of the following transactions:

          In April 2000, F.I.D. Holdings Ltd. and Israel Discount Bank Ltd. invested $15 million in eZoneXchange.com, Inc., a subsidiary of Sapiens. This private placement was accompanied by a put/call agreement, under which the participating investors were granted the right to require Sapiens to repurchase their shares in eZone, beginning in May 2004, in exchange for cash and Sapiens common shares. In February 2001, eZone’s operations were discontinued and Sapiens agreed to a partial exercise of the put option, resulting in a payment to the investors of $4.5 million. In March 2004, Sapiens entered into a new agreement with the investors which replaced the put/call agreement and extended the period in which Sapiens may fulfill the terms of the put option. Sapiens agreed to issue to the investors, in a private placement, 750,000 common shares and warrants to purchase an additional 350,000 common shares that are exercisable through December 31, 2007. In addition, Sapiens agreed to pay the investors by May 1, 2005, in two annual installments, an aggregate of $8.6 million plus interest at an annual rate of 7.5%. In June 2005, Sapiens entered into a new agreement with the investors which amends the final payment of $4 million which was due on May 1, 2005. Sapiens paid the investors $2 million in May 2005, and agreed to pay $1 million by April 1, 2006 and an additional $1 million by August 1, 2006. The investors may, at their sole discretion, convert all or any portion of the $1 million payable by August 1, 2006, into common shares of Sapiens, at a conversion price per each share of $3.20.

          In 2004, our subsidiaries issued shares to minority shareholders resulting in gross proceeds of $4.4 million in the aggregate, of which $1.6 million was received by Sapiens, $1.2 million by Magic and $1.5 million by Matrix.

          In March 2004, BluePhoenix completed a $5 million private placement to institutional investors. The terms of this transaction were amended on February 18, 2005. Under the terms of this transaction as amended, BluePhoenix issued to the institutional investors convertible debentures, bearing interest at a rate of LIBOR calculated on a semi-annual basis. In addition, the institutional investors were granted warrants to purchase up to 285,714 of BluePhoenix’s ordinary shares at an exercise price of $6.50 per share, subject to (i) adjustment for stock dividends, stock splits, recapitalization and other similar events; and (ii) anti-dilution adjustment. The warrants are exercisable during a period of five years commencing on September 2004. Under certain circumstances, the institutional investors may increase their investment by an additional $3 million of debentures convertible into BluePhoenix’s ordinary shares at a price of $4.50 per share, and receive warrants on the same terms as the initial warrants, exercisable into such number of BluePhoenix’s ordinary shares equal to 30% of the ordinary shares into which the debentures are convertible.

          In June 2003, we repurchased $2.4 million aggregate principal amount of debentures issued by us to the public in Israel, in May 2002.

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

          Recent financing activities

          In March 2005, we completed a private placement of 2,400,000 Formula shares for an aggregate consideration of $36 million.

          In June 2005, we distributed to our shareholders a cash dividend of approximately $4 per share. The aggregate amount distributed by Formula was approximately $53 million.

          On June 20, 2005, we repaid the outstanding amount of the debentures issued by us to the public in Israel, in May 2002. The aggregate amount repaid by us to the debentures’ holders was $14.9 million.

          Investment activities

          Net cash used in investing activities in 2004 were $17.1 million and in 2003, $4.9 million. These investing activities were comprised of the following transactions:

          In 2004, we sold shares of several of our subsidiaries in the open market, as follows: 379,657 shares of Magic for aggregate consideration of $2.4 million, 2,600,000 shares of Matrix for aggregate consideration of $6.1 million and 2,000,000 shares of Formula Vision for an aggregate of $2.1 million.

          During 2004, we purchased in the open market 579,132 common shares of Sapiens for aggregate consideration of $1.4 million.

          During 2004, our subsidiaries capitalized software development costs in an aggregate amount of $15.4 million.

          In 2004, our subsidiaries purchased marketable securities for aggregate consideration of $16.4 million (of which $11 million were paid by Sapiens and $5 million by Magic).

         In 2004, Formula Vision invested in and granted loans to, its affiliates in an aggregate of $6.2 million.

          During 2004, we sold certain investments resulting in aggregate proceeds of $4.2 million ($800,000 to Formula, $600,000 to Formula Vision and $2.8 million to BluePhoenix).

          As a result of the consolidation of Formula Vision in 2004, we increased our positive net cash by $13.7 million.

          During 2003, we purchased shares of several of our subsidiaries in the open market, as follows:64,600 shares of BluePhoenix for an aggregate purchase price of $150,539, 776,154 shares of Magic for an aggregate purchase price of $911,923, 1,401,189 shares of Sapiens for an aggregate purchase price of $1.2 million and 30,396 shares of Matrix for an aggregate purchase price of $46,398.

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

          As a result of the consolidation of Sapiens in 2003, we increased our positive net cash by $20.5 million.

          We believe that the net cash proceeds we raised by financing activities, together with cash flows from operating activities, will be sufficient to meet our cash needs for the next 12 months at the current level of operations. We will consider in the future additional equity issuances, debt issuances or borrowings from banks if necessary to meet cash needs for our growth.

Commitments and Contingent Liabilities

          We have pledged some of Formula’s assets in favor of banks under our credit facilities with those banks. These assets include bank accounts, as well as certain of our shareholdings in the subsidiaries consisting of our entire shareholdings in BluePhoenix and a portion of our shareholdings in Matrix and Magic.

          Some of our subsidiaries have floating charges in favor of banks and other financial institutions. In addition, some of our subsidiaries have liens on leased vehicles, leased equipment and other assets in favor of the leasing companies.

Other Contractual Commitments

          In connection with one of our credit facilities, Formula committed, among other things, not to distribute dividends. The bank did not object to the distribution of the dividend made by Formula in June 2005. In addition, one of our loan agreements provides that the loan will be repayable, at the discretion of the lender bank, in the event that Dan Goldstein or Gad Goldstein cease to serve in their current positions in Formula.

          In connection with the sale of our interest in certain companies to Formula Vision, Formula Vision assumed all our rights and obligations under the agreements with each of Shamrock, FIMI and IDB with respect to the companies transferred to Formula Vision. For more information, see “Item 4.A. – History and Development of the Company – Capital Expenditures and Divestitures.”

          Formula and Matrix committed to banks who provided lines of credit to them not to grant a security interest in all or substantially all of their respective assets.

          We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7.B. Related Party Transactions–Indemnification of Office Holders.”

Related Party Transactions

          Transactions between Us and Formula Vision

          In January 2004, Formula acquired 59.4% of the outstanding share capital of Formula Vision in exchange for approximately $35 million of the debentures issued by Formula Vision to Formula in 2001. The price per share was NIS 4.11 ($0.93) which reflects the average closing price of Formula Vision’s shares on the TASE during the 30 days preceding Formula’s resolution approving the transaction. This transaction is considered a related party transaction since Dan Goldstein serves as the chairman of the board of directors and the chief executive officer of Formula and Formula Vision and was at the time of consummation of the transaction, a controlling shareholder of Formula Vision. In addition, Gad Goldstein serves as a director of Formula and Formula Vision. For more information, see “Item 7.B. Related Party Transactions– Transactions between Formula and Formula Vision.” We believe that the price per Formula Vision’s share paid by Formula in this transaction reflects a fair value of the shares. We do not believe that the impact of this transaction on our results of operations would have been different if the transaction would have been made with a third party not affiliated with us.

          For more information about the transaction between Formula and Formula Vision, see “Item 4.A. History and Development of the Company – Capital Expenditures and Divestitures – Restructuring of Our Corporate Structure – Transactions with Formula Vision.”

          Private Placement to FIMGold LP

          In February 2005, the general meeting of shareholders approved a private placement of 2,400,000 ordinary shares issued to FIMGold LP for an aggregate consideration of $36 million. FIMGold LP is an entity owned in equal shares by Dan Goldstein, our chief executive officer and chairman of the board, and FIMI Opportunity Fund. Prior to the approval by our shareholders, the private placement was approved by our audit committe and board of directors. The purchase price per share in the transaction was $15, which was the approximate closing price per Formula’s share on the NASDAQ National Market and the TASE on December 28, 2004, the date on which an agreement in principal was reached. We believe that the price per Formula’s share paid by FIMGold LP in the private placement reflects a fair value of the shares. We do not believe that the price per share would have been different if the transaction would have been made with a third party not affiliated with us.

          For more information about the private placement and related transactions, see “Item 7.B. Related Party Transactions – Private Placement to FIMGold LP.”

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

          On January 1, 2003, Israel’s tax laws underwent a significant tax reform (Amendment 132 to the Income Tax Ordinance (New Version) – 1961). The reform legislation broadened the categories of taxable income, and reduced the tax rates imposed on employment income. Among the key provisions of this reform legislation were (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the controlled foreign corporation concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence.

C.       Research and Development, Patents and Licenses

          In 2004, we spent $25.0 million on research and development activities, in 2003 we spent $17.4 million and in 2002 we spent $16 million. The increase in the amount spent on research and development activities in 2004 compared to 2003, relates primarily to the consolidation of Formula Vision which had research and development expenditures of $9.7 million in 2004. The increase in the amount spent on research and development activities in 2003 compared to 2002, relates primarily to the consolidation of Sapiens. This increase was partially offset by a decrease in the research and development expenditures of certain of our subsidiaries as part of a cost restructuring measures taken by these companies. For a description of our research and development activities, see “Item 4.B. Business Overview-Software Development.”

          For information concerning our intellectual property rights, see “Item 4.B. Business Overview-Intellectual Property Rights.”

D.        Trend Information

          We have been affected by global economic changes, in particular the sharp decline in capital spending in the information technology sector and the IT business slow-down in North America and Europe, as well as in Israel. Uncertainties in the North American, European and Israeli markets have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitment. These changes in purchasing patterns in the IT industry affected directly the operating results of some of our subsidiaries, which in turn affected our consolidated operating results. Our revenues decreased from $402.5 million in 2000 to $387.7 million in 2001 and to $283.3 million in 2002. In 2003 and 2004, as a result of a slight recovery of the market, and the impact of the consolidation of the results of operations of Sapiens (beginning with 2003) and Formula Vision (beginning with 2004), this trend changed, and our revenues increased to $366.8 million and $456.6 million, respectively. We cannot know whether the global market will recover in the future, or how the economic conditions will continue to affect our business.

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

F.       Tabular Disclosure of Contractual Obligations

          The following table summarizes our contractual obligations and commitments as of December 31, 2004.

	Payment due by period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Other (1)

	$ in thousands

Long term debt obligations	96,598	51,723	42,663	1,865	347	–

Lease obligations	35,702	11,976	15,144	8,272	310	–

Liability in respect of the acquisition of activities	2,036	157	314	314	1,251	–

Other long-term liabilities reflected on our balance sheet under U.S. GAAP	5,807	–	–	–	–	5,807

Total	140,143	63,853	58,121	10,451	1,908	5,807

(1)	Other obligations include unrealized gains and sevarance pay, the due date of which is unknown.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

          The following table describes information about our directors and senior management as of June 20, 2005.

Name	Age	Position

Dan Goldstein	51	Chairman of the Board, Chief Executive Officer
Gad Goldstein	46	President, Director
Shlomo Nass	45	Director
Ishay Davidi	43	Director
Yarom Oren	34	Director
Gil Weizer (1)	63	Director
Daphna Sharir (1)	37	Director
Bruria Gross Prushansky	52	Secretary and General Counsel
Naamit Salomon	41	Vice President, Finance

(1)	Outside director. See “Item 6.C. Board Practices – Outside Directors; Audit Committee, Internal Auditor, Approval of Certain Transactions”, below.

          Dan Goldstein has served as a chairman of our board of directors and our chief executive officer since January 1985. Mr. Goldstein is also the chairman of the board of directors of Matrix and Formula Vision and is a director of BluePhoenix, Magic, Sapiens and of other privately-held companies within the Formula Group. Mr. Goldstein is also the chairman and chief executive officer of Formula Vision. Mr. Goldstein holds a BA degree in mathematics and computer sciences and an MA degree in business administration, both from Tel Aviv University. Dan Goldstein is the brother of Gad Goldstein.

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

          Shlomo Nass has served as one of our directors since April 2003. Mr. Nass is the president and a partner of I.G.B. – Israel Global Business, an investment group.Mr. Nass serves as a director of several public companies. Mr. Nass holds a B.Sc. degree in economics and accounting, and an LL.B degree, both from the Bar-Ilan University. Mr. Nass is a certified public accountant, a member of the Israeli Bar and holds a Ph.D. in law. Mr. Nass qualifies as an independent director and an audit committee financial expert, as such terms are defined in the Nasdaq rules and/or in the Sarbanes-Oxley Act of 2002.

          Ishay Davidi joined our board of directors in March 2005. Mr. Davidi is the chief executive officer and a senior partner at First Israel Mezzanine Investors Ltd. and FIMI 2001 Ltd. Mr. Davidi also serves as chairman of Tadir-Gan (Precision Products) 1993 Ltd. And as a director of Lipman Electronic Engineering Ltd., Caesarea Creation Industries Ltd., Medtechinca Ltd., Tedea Development & Automation Ltd. and TAT Technologies Ltd. From 1993 until 1996, Mr. Davidi served as the chief executive officer of the Tikvah VC Fund. Mr. Davidi holds a B.Sc in industrial and management engineering from Tel-Aviv University and an MBA from Bar-Ilan University.

          Yarom Oren joined our board of directors in March 2005. Mr. Oren is a senior partner at First Israel Mezzanine Investors Ltd. and FIMI 2001 Ltd. Mr. Oren also serves as a director of Caesarea Creation Ltd., a textile manufacturer, Tefron Ltd., a textile manufacturer traded on NYSE, Ginegar Plastic Products Ltd., a plastic cover films manufacturer, and Mez Op Holdings Ltd., a holding company wholly controlled by FIMI. Mr. Oren holds a B.Sc in industrial engineering from Tel Aviv University and an MBA from WBS England.

          Gil Weizer joined our board of directors as one of our outside directors in February 2005. Mr. Weizer serves as a director of several public companies including Fundtech Ltd., Optibase Ltd., Tescom Software Systems Testing Ltd., and ClickSoftware Technologies Ltd. Mr. Weizer was the acting vice chairman for ORAMA, an international investment banking group, and a board member of the TASE from 2002 until 2004. From 1995 to 2000, Mr. Weizer served as chief executive officer of Hewlett Packard (HP), Israel and CMS Corp. Mr. Weizer is the chairman of the executive board of Haifa University, and is a member of the Israel High-Tech Association executive committee. Mr. Weizer holds a B.S. degree in electrical engineering from the Technion in Haifa, and an M.S. in electronics and computers from the University of Minnesota.

          Dafna Sharir joined our board of directors as one of our outside directors in February 2005. Ms. Sharir is an independent consultant in the areas of mergers and acquisitions and business development. From 2002 until 2004, Ms. Sharir served as senior vice president – investments of AMPAL – American Israel Corporation, a public company traded on the Nasdaq National Market. From 1999 until 2002, Ms. Sharir served as director of mergers and acquisitions of AMDOCS Limited, and prior to that, from 1994 to 1996 as an associate at the tax department at Cravath, Swaine & Moore, in New York. Ms. Sharir holds BA degrees in economics and law, both from Tel Aviv University, an LL.M. in Tax Law from the New York University, and an MBA from the European Institute of Business Administration (INSEAD), in Fontainebleau, France.

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

          Naamit Salomon has served as our vice president, finance since August 1997. Ms. Salomon also serves as a director of Magic and Sapiens. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a BA degree in economics and business administration from Ben Gurion University and an LL.M. degree from the Bar-Ilan University.

B.      Compensation

          In 2004, we paid to our directors and officers (eight persons) aggregate direct remuneration of approximately $841,450. This amount includes amounts set aside or accrued to provide post-employment benefits.

This amount does not include the following:

—	amounts expended by us for automobiles made available to our officers;

—	expenses, including business travel, professional and business association dues and expenses, that we reimburse our officers for; and

—	other fringe benefits that companies in Israel commonly reimburse or pay to their officers.

          The amount also includes payment of director’s fees to our outside directors and Mr. Shlomo Nass. We compensate our outside directors in accordance with the regulations promulgated under the Israeli Companies Law, 1999, referred to as the Companies Law. We compensate Mr. Shlomo Nass in the same amounts we compensate our outside directors. In February 2005, our shareholders approved the payment of compensation to our other non-employee directors, in addition to our outside directors and Mr. Nass, in the same amounts we compensate our outside directors.

          Our employee directors do not receive fees for their services as directors. In 2004, we paid an aggregate amount of $52,250 for post-employment benefits for our executive officers and directors. Under Israeli law, we are not required to disclose, and have not otherwise disclosed, the compensation of our senior management and directors on an individual basis.

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

          Effective January 1, 1999, all of our executive officers entered into written employment agreements with us pursuant to which, among other things, we pay them a monthly salary in an agreed amount. The salary is linked to the Israeli CPI. Each party may terminate the agreement upon a 90-day notice. If we terminate any of these employment agreements, we will have to pay the usual severance pay required under Israeli law for all employees. In addition, two of our executive officers are entitled to bonuses which aggregate approximately 3.5% of our consolidated net income exceeding $10 million.

C.      Board Practices

          Pursuant to our articles of association, directors are elected at the annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Our board is comprised of 7 persons. The board includes two outside directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “-Outside Directors” below. Each director, except for the outside directors, holds office until the next annual general meeting of shareholders. Officers are appointed by our board of directors. For information regarding the employment agreements of our officers, see “Item 6.B. Compensation.”

          Outside Directors

          Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two outside directors. This law provides that a person may not be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as outside director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation’’ includes:

·	—	an employment relationship;

	—	a business or professional relationship maintained on a regular basis;

	—	control; and

	—	service as an office holder.

          No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an outside director, all other directors are of the same gender, the outside director to be elected must be of the other gender. Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

—	the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of election of the director; or

—	the total number of shares of non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

          Pursuant to a recent amendment to the Companies Law, an outside director must have financial and accounting expertise or professional qualifications, provided that at least one outside director will have financial and accounting expertise. The terms “financial and accounting expertise” and “professional qualifications” are to be defined in regulations to be promulgated by the Israeli Minister of Justice after consultation with the Israel Securities Authority. These regulations have not yet been promulgated and therefore, the qualification requirements described above are not yet in effect.

          The initial term of an outside director is three years and may be extended by the general meeting of shareholders, for an additional three years. In February 2005, Ms. Daphna Sharir and Mr. Gil Weizer were appointed as our outside directors, each to hold office until February 2008.

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

          Qualifications of Other Directors

          Under a recent amendment to the Companies Law, the board of directors of a publicly traded company will be required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria which will be defined in regulations to be promulgated by the Israeli Minister of Justice. According to the Companies Law, the determination of the board will be based, among other things, on the type of the company, its size, the volume and complexity of its activities and the number of directors. Our board will be required to make the determination as to the minimum number of directors with financial and accounting expertise within 90 days of the effective date of the applicable regulations.

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

          We have established an audit committee, consisting of the two outside directors, Gil Weizer and Daphna Sharir, as well as Shlomo Nass. Each audit committee member qualifies as an independent director under the applicable Nasdaq rules and those of the Securities and Exchange Commission. The board has agreed that Shlomo Nass is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert.”

          Under the Companies Law, the audit committee is responsible for overseeing the business management practices of the company in consultation with the company’s internal auditor and the independent auditor, making recommendations to the board to improve such practices and approving related party transactions as required by the Companies Law. In accordance with the Sarbanes-Oxley Act and Nasdaq requirements, our audit committee is directly responsible for the appointment, compensation, retention and oversight of our independent auditors. In addition, the audit committee is responsible for assisting the board in monitoring our financial statements and the effectiveness of our internal controls. We are in the process of implementing a formal audit committee charter embodying these responsibilities.

          Internal Auditor

          Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an interested party (i.e., a holder of 5% or more of the voting rights in the company or of the issued share capital, the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors), or a relative of an office holder or of an interested party. In addition, the company’s independent accountant or its representative may not serve as the company’s internal auditor.

          Exculpation, Insurance and Indemnification of Directors and Officers

          Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, however, that such a breach is not related to a distribution of a dividend or any other distribution by the company.

          Office Holders’ Insurance. Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders imposed on the office holder in respect of an act performed in his or her capacity as an office holder, with respect to:

—	a breach of his duty of care to us or to another person;

—	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

—	a financial liability imposed upon him in favor of another person.

          We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2004 was approximately $320,000.

          Indemnification of Office Holders. Our articles of association provide that we may indemnify an office holder against:

—

a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court; concerning an act performed in his capacity as an office holder; and

—

reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, in each case relating to an act performed in his capacity as an office holder.

          Under the Companies Law, as amended recently, an undertaking by a company to indemnify an office holder in advance for a financial liability imposed on the office holder, must be limited to (i) such events which, in the opinion of the board of directors, are foreseeable in light of the actual activities of the company at the time the undertaking is provided; and (ii) such amount or criteria determined to be reasonable by the board. In light of the recent amendment to the Companies Law, we are considering updating our articles of association, if required, in order to comply with the current provisions of the Companies Law.

          Limitations on Exemption, Insurance and Indemnification. The Companies Law provides that a company may not indemnify an office holder, enter into an insurance contract which would provide coverage for any monetary liability, or exempt an office holder from liability, with respect to any of the following:

—	a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, except for a breach that was made in negligence;

—	any act or omission done with the intent to derive an illegal personal benefit; or

—	any fine levied against the office holder.

          In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

          In February 2002, we granted to each of our office holders an indemnification letter, pursuant to which we undertook to indemnify each office holder in respect of certain obligations and expenses. We are considering updating the indemnification letters granted to our office holders, if required, in light of the recent amendment to the Companies Law adopted in March 2005. For information concerning the indemnification arrangement with our office holders, see “Item 7.B. Related Party Transactions-Indemnification of Office Holders.”

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

          The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an “extraordinary transaction” as defined under the Companies Law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing. In addition, the office holder must also disclose any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager. An “extraordinary transaction” is defined as a transaction other than in the ordinary course of business, otherwise than on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

          Under the Companies Law, after the office holder complies with the disclosure requirements described above, only board approval is required for any transaction which is not an extraordinary transaction, unless the articles of association of the company provide otherwise, and provided the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, the company must receive any approval stipulated by the articles of association, the approval of the company’s audit committee and the approval of the board of directors, as well as, under certain circumstances, approval by a meeting of the shareholders of the company. An office holder who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter unless the majority of the board members or members of the audit committee, as applicable, have a personal interest in such matter and in such case, the matter should also be approved by the shareholders of the company.

          The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder or its relative who is an office holder or an employee of the company, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must include at least one-third of the shareholders who have no personal interest in the transaction and are voting on the subject matter or, alternatively, the total shareholdings of those who have no personal interest in the transaction who vote against the transaction must not represent more than one percent of the voting rights in the company. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.

          The approvals of the board of directors and shareholders is required for a private placement of securities (or a series of related private placements during a 12-month period or that are part of one continuous transaction or transactions conditioned upon each other) in which:

—

the securities issued represent at least 20% of the company’s actual voting power prior to the issuance of such securities, and such issuance increases the relative holdings of a 5% shareholder or causes any person to become a 5% shareholder, and the consideration in the transaction (or a portion thereof) is not in cash or in securities listed on a recognized stock exchange, or is not at a fair market value; or

—	a person would become, as a result of such transaction, a controlling shareholder of the company.

D.      Employees

          We have approximately 5,300 full-time employees, of whom approximately 4,650 are software professionals. In 2003, we had approximately 3,500 full-time employees, of whom approximately 3,100 were software professionals. In 2002, we had the same approximate number of employees as in 2003. The increase in the number of employees in 2004 compared to 2003 relates primarily to the consolidation of Formula Vision and its affiliates, which employ in the aggregate approximately 1,000 employees. The increase also stems from an increase in the number of employees of other members of the group as a result of the growth in their activities, in particular Matrix and nextSource. The number of our employees in 2002 and 2003 remained relatively the same as a result of an increase in the number of employees of Matrix and nextSource in 2003 that was offset by a decrease in the number of employees of Magic and Sapiens due to restructuring measures taken by these subsidiaries including closing of branches and business lines.

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

E.       Share Ownership

          The following table presents information regarding the ownership of our ordinary shares by the persons listed in the table under “Directors and Senior Management”, as of June 20, 2005.

Name	Shares beneficially owned		Options to purchase ordinary shares

	Number	Percentage of outstanding ordinary shares (1)

Dan Goldstein (2)	4,400,000	33.3%
Gad Goldstein	325,000	2.5%
All directors and officers as a group (8 persons) (3)	4,725,000	35.8%	16,000	(4)

(1)	Percentages in the above table are based on 13,200,000 ordinary shares outstanding as of June 20, 2005.

(2)

Dan Goldstein holds a 50% interest in FIMGold Limited Partnership, which owns approximately 33.3% of Formula’s outstanding ordinary shares. Dan Goldstein may be deemed to beneficially own all such shares by virtue of shared voting and dispositive power pursuant to a shareholders agreement entered between Dan Goldstein, through his wholly owned company, Ildani Holdings Ltd., and FIMI Opportunity Fund, with respect to FIMGold Ltd., the general partner of FIMGold LP. However, Mr. Goldstein disclaims beneficial ownership from one half of such shares. For more information about the shareholders agreement, see “Item 7.A. Major Shareholders.”

(3)

Each of the directors and executive officers not separately identified in the above table beneficially owns less than one percent of our outstanding ordinary shares (including options held by each of these persons) and have therefore not been separately disclosed.

(4)	All of these options are currently exercisable at an exercise price of $30.8 per share, as indexed to the Israeli CPI. These options expire in November 2005.

Arrangements Involving the Issue or Grant of Options to Purchase Shares

          The 2000 Share Option Plan

          In November 2000, we adopted a share option plan under which we may grant options to purchase up to an aggregate of 300,000 ordinary shares to employees and members of our management. Of these options, we granted in November 2000, options to purchase 64,500 ordinary shares to certain of our employees, including options to purchase 16,000 shares granted to certain of our officers and directors. The exercise price of these options is $30.8 per share, as indexed to the Israeli CPI. The options vested over a three-year period from the date of grant. The options expire on the fifth anniversary of the date of grant. As of June 20, 2005, none of these options has been exercised.

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

A.       Major Shareholders

          The following table presents information regarding the ownership of our ordinary shares at June 20, 2005 by each person known to us to be the beneficial owner of more than 5% of our ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. None of the holders of the ordinary shares listed in this table have voting rights different from other holders of our ordinary shares.
Except where we indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of our shares listed below have sole investment and voting power with respect to the shares.

		Percent of
	Shares Beneficially
Name and Address	Owned	Class (1)

FIMGold Limited Partnership (2)	4,400,000	33.3%
Bank Leumi Le’Israel B.M. (3)	964,127	7.3%

(1)

Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of June 20, 2005, are treated as outstanding only for the purposes of determining the percent owned by this person or group. Percentages in the above table are based on 13,200,000 ordinary shares outstanding as of June 20, 2005.

(2)

In March 2005, FIMGold LP purchased from Formula in a private placement 2,400,000 ordinary shares. FIMGold LP is owned in equal shares by Dan Goldstein, our chief executive officer and chairman of the board, and FIMI Opportunity Fund. Concurrently with the closing of the private placement, Dan Goldstein sold to FIMGold LP his entire shareholdings in Formula, constituting 2,000,000 ordinary shares. Following these transactions, FIMGold LP owns 4,400,000 of our ordinary shares, representing approximately 33.3% of our outstanding share capital. In connection with the acquisition by FIMGold LP of Formula’s shares, Dan Goldstein, through his wholly owned company, Ildani Holdings Ltd., and FIMI Opportunity Fund, entered into a shareholders agreement with respect to FIMGold Ltd., the general partner of FIMGold LP, pursuant to which each party has the right to designate one-half of the members of the board of directors of FIMGold Ltd. and each resolution of the board of directors requires the approval of at least one member designated by each party, including resolutions relating to selling, acquiring and voting Formula’s shares held by FIMGold LP. Notwithstanding the foregoing, the shareholders agreement provides that each party has the right to cause the sale of up to an aggregate of 20% of the amount of Formula’s shares held by FIMGold LP without the consent of the other party. Pursuant to the shareholders agreement, Formula’s shares held by FIMGold LP will be voted for the election of two nominees of each party to our board of directors. In addition, we granted registration rights to FIMGold LP in respect of Formula’s shares held by it, on customary terms and conditions.

(3)

Bank Leumi Le’Israel B.M. is publicly traded on the TASE. The major shareholder of Bank Leumi is the Government of Israel (28.3%). Shlomo Eliahu Holdings Ltd. holds a 10% interest in Bank Leumi, Otzar Hityashvut Hayehudim holds a 4.9% interest and Bank Hapoalim holds 5.2%.

          As of June 20, 2005, 13,200,000 ordinary shares were issued and outstanding, excluding 24,780 ordinary shares that we purchased during 2002. At that date, we had approximately 15 shareholders of record. All of our ordinary shares have equal voting rights. However, under applicable Israeli law, the shares we hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

          As of June 20, 2005, 462,338 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York, representing 462,338 of our ordinary shares. As of that date, there were 18 registered holders of ADSs in the United States.

B.       Related Party Transactions

          Private Placement to FIMGold LP

          In February 2005, the general meeting of shareholders approved a private placement of 2,400,000 ordinary shares issued to FIMGold LP for an aggregate consideration of $36 million. FIMGold LP is an entity owned in equal shares by Dan Goldstein, our chief executive officer and chairman of the board, and FIMI Opportunity Fund. Prior to the approval by our shareholders, the private placement was approved by our audit committe and board of directors. The purchase price per share in the transaction was $15, which was the approximate closing price per Formula’s share on the NASDAQ National Market and the TASE on December 28, 2004, the date on which an agreement in principal was reached. Concurrently with the closing of the private placement, Dan Goldstein sold to FIMGold LP his entire shareholdings in Formula, constituting 2,000,000 ordinary shares, for an aggregate purchase price of $30 million. Following these transactions, FIMGold LP owns 4,400,000 of our ordinary shares, representing approximately 33.3% of our outstanding share capital. In addition, Dan Goldstein concurrently sold to FIMGold LP all of his 15,500,000 ordinary shares in Formula Vision for an aggregate purchase price of $17 million.

          In connection with the acquisition by FIMGold LP of Formula’s shares, Dan Goldstein, through his wholly owned company, Ildani Holdings Ltd., and FIMI Opportunity Fund, entered into a shareholders agreement with respect to FIMGold Ltd., the general partner of FIMGold LP, pursuant to which each party has the right to designate one-half of the members of the board of directors of FIMGold Ltd. and each resolution of the board of directors requires the approval of at least one member designated by each party, including resolutions relating to selling, acquiring and voting Formula’s shares held by FIMGold LP. Notwithstanding the foregoing, the shareholders agreement provides that each party has the right to cause the sale of up to an aggregate of 20% of Formula’s shares held by FIMGold LP without the consent of the other party. Pursuant to the shareholders agreement, Formula’s shares held by FIMGold LP will be voted for the election of two nominees of each party to our board of directors. In addition, we granted registration rights to FIMGold LP in respect of Formula’s shares held by it, on customary terms and conditions.

          Registration Rights Agreements

          In March 2005, in connection with the private placement of 2,400,000 Formula’s shares issued to FIMGold LP, and the purchase by FIMGold LP of 2,000,000 Formula’s shares from Dan Goldstein, Formula granted to FIMGold LP registration rights with respect to the 4,400,000 shares owned by it. Under the registration rights agreement entered into between Formula and FIMGold LP, Formula has agreed that at the request of FIMGold LP, and on no more than two occasions, Formula will file a registration statement under the Securities Act of 1933, as amended, referred to as the Securities Act, for an offering of the shares with respect to which registration is requested. In addition, if Formula otherwise proposes to register its ordinary shares under the Securities Act, FIMGold LP may request that Formula register its shares as well, subject to certain limitations. Formula shall bear all fees and expenses in connection with the registration, except that FIMGold LP will pay all fees and expenses of its own counsel and all underwriting discounts and commissions relating to its shares.

          In 1997, Formula, Dan Goldstein, Gad Goldstein, Aaron Crystal and an additional shareholder, referred to collectively as the holders, entered into a registration rights agreement with BluePhoenix. Under this registration rights agreement, the holders have certain registration rights with respect to their BluePhoenix shares. BluePhoenix has agreed that, beginning January 31, 1998, at the request of the holders of a majority of the shares held by the holders, and on no more than two occasions, BluePhoenix will file a registration statement under the Securities Act of 1933, as amended, referred to as the Securities Act, for an offering of the shares with respect to which registration is requested. In addition, if BluePhoenix otherwise proposes to register its ordinary shares under the Securities Act, these holders may request that BluePhoenix register their shares as well, subject to certain limitations. BluePhoenix shall bear all fees and expenses in connection with the registration, except that the holders will pay all fees and expenses of their own counsel and all underwriting discounts and commissions relating to their shares. In accordance with this agreement, in May 2004, BluePhoenix included 100,000 BluePhoenix shares held by each of Dan Goldstein, Gad Goldstein and Aaron Crystal, in a registration statement on Form F-3 filed by BluePhoenix under the Securities Act. Such registration statement was declared effective in March 2005.

          In October 2002, Formula and other shareholders of Liraz entered into a registration rights agreement with BluePhoenix as part of a share exchange agreement with those shareholders. Under this agreement, BluePhoenix agreed that, until October 12, 2005, at the request of the holders of at least 20% of the shares issued to Liraz shareholders under the share exchange agreement, and no more than once, BluePhoenix will, subject to certain limitations, file a registration statement under the Securities Act for an offering of their shares with respect to which registration is requested. In addition, if BluePhoenix otherwise proposes to register its ordinary shares under the Securities Act, these holders may request that BluePhoenix registers their shares as well, subject to certain limitations. BluePhoenix shall bear all expenses in connection with the registration, provided that all underwriting commissions shall be paid by the holders selling shares with respect to their shares sold. In accordance with this agreement, in May 2004, BluePhoenix included 100,000 BluePhoenix shares held by Arie Kilman, in a registration statement on Form F-3 filed by BluePhoenix under the Securities Act. Such registration statement was declared effective in March 2005.

          Voting Agreement

          Messrs. Dan Goldstein and Gad Goldstein have entered into voting agreements that require them to vote the ordinary shares of BluePhoenix held by them as instructed by Formula. The voting agreements may be terminated by either party upon a prior notice.

          Transactions between Formula and Formula Vision

          In connection with the exercise by Formula Vision in Novemebr 2001 of an option to purchase from Formula its entire interest in Formula’s privately held companies, Formula Vision issued to Formula, in December 2001, a series of 5-year debentures of $58.9 million in the aggregate, linked to the Israeli CPI and bearing interest at an annual rate of 5%. On March 31, 2002, we lent to Formula Vision an additional $19.4 million in consideration for a series of debentures with similar terms of the debentures issued in December 2001.

          As part of the agreement related to the exercise of the option by Formula Vision to purchase from Formula its interest in privately held companies, we also transferred to Formula Vision our rights and obligations with respect to the transferred companies under our agreements with each of Shamrock, FIMI and IDB. This series of transactions is considered a related party transaction since Dan Goldstein serves as the chairman of the board of directors and the chief executive officer of Formula and Formula Vision and was at that time, a controlling shareholder of Formula Vision. In addition, Gad Goldstein serves as a director of Formula and Formula Vision.

          In January 2004, Formula Vision issued to Formula 38,000,000 shares representing 59.4% of Formula Vision’s outstanding share capital in exchange for $35 million of the amount of the debentures. The transaction was approved by Formula’s audit committee and by its board of directors. The price per share reflected the average closing market price of Formula Vision’s share on the TASE during the 30 days preceding the date of approval of the transaction by Formula’s board of directors. In connection with this transaction, following the receipt by Formula Vision of the opinion of the Israeli Securities Authority, referred to as the ISA, regarding this transaction, Formula Vision informed its shareholders that it was the ISA’s opinion that the said transaction requires the approval of Formula’s shareholders with the special majority required under the Israeli law for approval of related party transactions. In the absence of such approval, if required, Formula may revoke the transaction, and may also claim damages from Formula Vision, without revoking the transaction, provided Formula Vision knew of Messrs. Goldstein’s personal interest in the said transaction and knew, or should have known, about the absence of such approval. The ISA’s opinion was based on the assumption that Messrs. Goldstein’s ability to direct Formula’s activity derives mainly from their substantial holdings in Formula, and as such, their positions as office holders could not be viewed as unrelated to their shareholdings.

          The Company is of the view, based on its legal counsels’ opinion, that at the time of consummation of the transaction, Messrs. Goldstein did not hold a controlling interest in Formula under the law.

          For more information about the transaction between Formula and Formula Vision, see “Item 4.A. History and Development of the Company – Capital Expenditures and Divestitures-Restructuring of Our Corporate Structure.”

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

          In light of the recent amendment to the Companies Law adopted in March 2005, we are considering updating the indemnification letters described above, if required pursuant to the law.

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

A.      Consolidated Statements and Other Financial Information

          Financial Statements

          The financial statements required by this item are found at the end of this annual report, beginning on page F–1.

          Legal Proceedings

          We are not involved in any proceedings in which any of our directors, members of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries. We are also not involved in any material legal proceedings, except as described below.

          In July 2003, a former Liraz shareholder filed an application with the Tel Aviv Jaffa District Court to approve a claim filed by him against BluePhoenix, as a class action. The claim relates to the acquisition of Liraz shares, which BluePhoenix completed in March 2003. The shareholder alleges that the share price BluePhoenix paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. In the lawsuit, the plaintiff has applied for the court’s approval to represent all of the shareholders of Liraz who sold their shareholdings pursuant to the tender offer and the mandatory acquisition. No hearing has been scheduled for this lawsuit. Based on BluePhoenix’s analysis of the statement of claim, including an evaluation of the fair value of the Liraz shares, and the price paid for Liraz in a previous transaction immediately prior to the tender offer, we believe that the allegations against BluePhoenix in this proceeding are without merit and intend to vigorously defend the claim and contest the allegations made therein.

          Dividend policy

          In August 2001, Formula distributed to its shareholders a dividend in kind of Formula Vision’s (formerly known as Mashov) shares held by Formula.

          In May 2005, Formula declared a cash dividend in the amount of approximately $4 per ordinary share, or approximately $53 million in the aggregate, which was distributed to its shareholders on June 1, 2005.

          Under Formula’s new dividend policy adopted recently by its board of directors, sums that are not planned to be used for investments in the near future, will be distributed to the shareholders as a cash dividend, to the extent that our performance allows such distribution.

B.      Significant Changes

          In March 2005, we completed a private placement of 2,400,000 Formula shares for aggregate consideration of $36 million. The shares were issued to FIMGold LP, an entity owned in equal shares by Dan Goldstein and FIMI Opportunity Fund.

          In June 2005, we distributed to our shareholders a cash dividend of approximately $4 per share. The aggregate amount distributed by Formula was approximately $53 million.

          Except as described above and disclosed elsewhere in this annual report, there has been no material change in our financial position since December 31, 2004.

ITEM 9.	THE OFFER AND LISTING

A.      Offer and Listing Details

          Price Range of Ordinary Shares

          The following table shows the high and low closing price for our ordinary shares on the TASE, for the periods indicated. The exchange rate reported by the Bank of Israel on June 20, 2005 was NIS 4.54 = $1.00.

Calendar Period	Closing Price Per Share

	in NIS
	High	Low

2000	355.00	116.60
2001	151.30	48.11
2002	75.80	40.12
2003	79.40	34.03
First Quarter	41.33	34.03
Second Quarter	63.90	38.05
Third Quarter	61.40	50.70
Fourth Quarter	79.40	56.70
2004
First Quarter	98.40	77.30
Second Quarter	94.70	80.80
Third Quarter	91.07	61.83
Fourth Quarter	74.77	62.21
2005
First Quarter	89.65	74.75
January	84.73	77.20
February	83.04	74.75
March	89.65	79.21
April	82.36	76.82
May	72.04	63.75
June (through June 20)	64.79	50.55

          Price Range of American Depositary Shares

          The following table shows, for the periods indicated, the high and low closing sale prices for the ADSs, as reported by the Nasdaq National Market.

Calendar Period	Closing Price Per Share

	in $
	High	Low

2000	92.19	27.00
2001	38.00	11.25
2002	16.92	8.16
2003	18.05	6.71
First Quarter	8.75	6.71
Second Quarter	14.35	8.01
Third Quarter	14.32	10.75
Fourth Quarter	18.05	12.51
2004
First Quarter	22.08	16.61
Second Quarter	20.61	17.33
Third Quarter	20.00	13.44
Fourth Quarter	17.57	14.40
2005
First Quarter	20.44	16.92
January	19.20	17.51
February	19.00	16.92
March	20.44	18.03
April	18.87	17.52
May	22.99	14.32
June (through June 20)	14.62	11.29

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

B.      Memorandum and Articles of Association

          We are registered with the Israeli Companies Register under the number 52-003669-0. Our objects are specified in our memorandum of association. These objects include:

—	operating within the field of informational and computer systems;

—	providing management, consulting and sale services for computers, computer equipment, software for computers and for information systems;

—	the business of systems analysis, systems programming and computer programming; and

—	establishing facilities for instruction and training for computers and digital systems.

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

          Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority, except in certain circumstances provided for under the Israeli law, which require a majority of at least 75% of the shares present at the meeting.

          Under the Companies Law, a shareholder has a duty to act in good faith towards the company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company including voting in the general meeting of shareholders on:

—	any amendment to the articles of association

—	an increase of the company’s authorized share capital

—	a merger; or

—	approval of some of the acts and transactions which require shareholder approval.

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

          Anti-Takeover Provisions; Mergers and Acquisitions under Israeli Law

          Mergers

          The Companies Law permits merger transactions if approved by each party’s board of directors and shareholders. In determining whether the required majority has approved the merger in the event of “cross ownership” between the merging companies, namely, if the merging company’s shares are held by the other party to the merger, or by any person holding at least 25% of the means of control of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party to the merger or by such person, or anyone acting on behalf of either of them, including any of their affiliates, is sufficient to reject the merger transaction. In the event that the merger transaction has not been approved by the special majority described above, the holders of at least 25% of the voting rights of such company may apply to the court for approval of the merger. The court may approve the merger if it is found that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger. A merger may not be consummated unless at least 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and 30 days have passed from the date of the approval of the shareholders of the merging companies.

          The Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly-owned subsidiary in a rollup merger transaction, or to the shareholders of the acquirer if:

—	the transaction does not involve an amendment to the acquirer’s memorandum or articles of association;

—	the transaction does not contemplate the issuance of more than 25% of the voting rights of the acquirer which would result in any shareholder becoming a controlling shareholder; and

—	there is no “cross ownership” of shares of the merging companies, as described above.

          Tender Offers

          The Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights of the company, if there is no other holder of more than 45% of the voting rights of the company.

          The foregoing provisions do not apply to:

—

a private placement in which the company’s shareholders approved such holder owning 25% or more of the voting rights in the company (if there is no other shareholder that holds 25% or more of the voting rights in the company); or more than 45% of the voting rights in the company (if there is no other shareholder that holds 45% or more of the voting rights in the company); or

—

a purchase from an existing holder of 25% or more of the voting rights in the company that results in another person becoming a holder of 25% or more of the voting rights in the company or a purchase from an existing holder of more than 45% of the voting rights in the company that results in another person becoming a holder of more than 45% of the voting rights in the company.

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

C.       Material Contracts

          We consider the private placement completed in March 2005, and the transactions with Formula Vision as material contracts. For a summary of the terms of these contracts, see “Item 4.A. Information on the Company – Capital Expenditures and Divestitures.”

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

E.       Taxation

          Israeli Taxation

          The following is information regarding Israeli tax laws to which U.S. and other non-Israeli shareholders may be subject. The information below does not apply to specified persons or cover specified situations. Therefore, you are advised to consult your own tax advisor as to particular tax consequences unique to you related to an investment in our ordinary shares or ADSs, including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

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

          United States Federal Income Tax Considerations

          Subject to the limitations described herein, this discussion summarizes the material United States federal income tax consequences of the purchase, ownership and disposition of our ordinary shares or ADSs to a United States holder. A United States holder is a holder of our ordinary shares or ADSs who is:

—	an individual citizen or resident of the United States;

—	a corporation (or another entity taxable as a corporation for United States federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;

—	an estate, the income of which is subject to United States federal income tax regardless of its source; or

—

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

Taxation on Distributions on the Ordinary Shares or ADSs

          In August 2001, Formula distributed to its shareholders a dividend in kind of Formula Vision’s shares held by Formula, which was distributed in the form of cash to holders of our ADRs. In June 2005, Formula distributed a cash dividend to its shareholders. If Formula makes distributions in the future, the amount of the distribution with respect to the ordinary shares or ADSs will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld, as described above under “Israeli Taxation.” Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a distribution paid by us with respect to the ordinary shares or ADSs to a United States holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for United States federal income tax purposes. Dividends that are received by United States holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate United States holders, are taxed at ordinary income rates. No dividend received by a United States holder will be a qualified dividend (1) if the United States holder held the ordinary share or ADS with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the United States holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share or ADS (or substantially identical securities); or (2) to the extent that the United States holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share or ADS with respect to which the dividend is paid. If we were to be a “passive foreign investment company,” a “foreign personal holding company” or a “foreign investment company” (as such terms are defined in the Code) for any year, dividends paid on our ordinary shares or ADSs in such year or in the following year would not be qualified dividends. In addition, a non-corporate United States holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do; in such case the dividend will be taxed at ordinary income rates.

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

—

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

—

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

—

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

          We believe that in 2004 we were not a PFIC and currently we expect that we will not be a PFIC in 2005. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our assets and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2005 or in a future year. We will notify United States holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable United States holders to consider whether or not to elect to treat us as a QEF for United States federal income tax purposes or to “mark to market” the ordinary shares or ADSs or to become subject to the “excess distribution” regime.

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

Currency Exchange Rate Fluctuations and Impact of Inflation

          In light of the nature of Formula’s activities, Formula invests its cash and cash equivalents in short term deposits. As of December 31, 2004, Formula invested substantially all of the cash it held in dollar accounts bearing interest based on LIBOR and in NIS accounts bearing interest based on the Israeli prime rate. In addition, Formula has outstanding short-term and long-term loans in NIS. In May 2002, Formula issued debentures to the public. We repaid these debentures in accordance with their terms, on June 20, 2005. Principal and interest on those debentures were linked to the Israeli CPI.

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

          (a) Disclosure Controls and Procedures. We have carried out an evaluation, as of the end of our fiscal year, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective as of our fiscal year end to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission rules and forms.

          (b) Not applicable.

          (c) Not applicable.

          (d) Changes in Internal Control Over Financial Reporting. There have been no significant changes in our internal controls over financial reporting that occured during the the year ended December 31, 2004, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

          Our board of directors has agreed that Mr. Shlomo Nass, a member of our audit committee and an independent member of our board of directors pursuant to the Nasdaq requirements, is an audit committee financial expert, as defined by applicable SEC regulations.

ITEM 16B.	CODE OF ETHICS

          Formula has adopted a code of business conduct and ethics applicable to its executive officers, directors and all other employees. A copy of the code is available to all Formula’s employees, investors and others upon request to the following address: Formula Systems (1985) Ltd., 3 Abba Eban Boulevard, Herzliya 46725, Israel, Attn: General Counsel. Any waiver of this code for executive officers or directors will be disclosed through the filing of a Form 6-K.

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

Principal Accountant Fees and Services

          The Company paid the following fees for professional services rendered by Ziv Haft certified public accountants (Isr.) BDO member firm, for the years ended December 31:

	2004	2003

	($ in thousands)
Audit Fees	723	825
Audit-Related Fees	120	88
Tax Fees	92	79
All Other Fees	–	–

Total	935	972

          The audit fees for the years ended December 31, 2004 and 2003 were for professional services rendered for the audits of our annual consolidated financial statements, review of our consolidated quarterly financial statements, statutory audits of Formula and certain subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

          The audit-related fees for the years ended December 31, 2004 and 2003 were incurred by one of our subsidiaries for assurance and related services related to accounting consultations and audits in connection with acquisitions, issuance of convertible debentures and related warrants and review of a registration statement by the SEC.

          Tax fees for the years ended December 31, 2004 and 2003 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          Not applicable.

P A R T III

ITEM 17.	FINANCIAL STATEMENTS

          We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

          The financial statements required by this item are found at the end of this annual report, beginning on page F–1.

ITEM 19.	EXHIBITS

Exhibit No.

1.1	Memorandum of Association*

1.2	Articles of Association as amended on January 7, 2001**

2	The description of terms of debentures issued by the Registrant in May 2002, contained in Section 2.3 of the prospectus of the Registrant dated May 23, 2002 ***

4.1	Agreement dated October 1, 1999 between the Registrant and Shamrock Holdings of California Inc.****

4.2	Agreement dated January 24, 2001 among the Registrant, Sapiens International Corporation N.V. and Yarnfield International Limited**

4.3	Amendment to the agreement among the Registrant, Sapiens International Corporation N.V. and Yarnfield International Limited, dated October 20, 2002*****

4.4	Agreement dated December 30, 2001 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd. (English summary accompanied by Hebrew original)******

4.5	Agreement dated December 15, 2003 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd. *****

4.6	Share Purchase Agreement dated February 16, 2005 between the Registrant and FIMGold LP

4.7	Registration Rights Agreement dated March 3, 2005 between the Registrant and FIMGold LP

4.8	Form of the 1997 Share Option Plan (English translation from Hebrew original)*

4.9	Form of the 2000 Share Option Plan (English translation from Hebrew original)**

4.10	Letter of Indemnification, dated February 14, 2002******

8	List of Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act

12.2	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act

* Incorporated by reference to the Registration Statement on Form F-1 (File No. 333- 8858).
** Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2001.
*** Incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on June 14, 2002.
**** Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2000.
***** Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2004.
****** Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

2004 Annual Report

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

2004 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

FORMULA SYSTEMS (1985) LTD.

We have audited the consolidated balance sheets of Formula Systems (1985) Ltd. and its subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose consolidated assets constitute approximately 26.86% and 28.44% of total consolidated assets as of December 31, 2004 and 2003, respectively, and whose consolidated revenues constitute approximately 28.58%, 31.82% and 21.82% of total consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively. We did not audit the financial statements of certain affiliated companies, the Company’s investment in which, as reflected in the balance sheets of December 31, 2004 is $18.4 million, and the Company’s share in losses of which is $1.4 million. The financial statements of those subsidiaries were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of those subsidiaries is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and 2003, and the related consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2004, in conformity with generally accepted accounting principles as applied in the United States of America.

Tel-Aviv, Israel
June 28, 2005

Ziv Haft
Certified Public Accountants (Isr.)
BDO member firm

F–1

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31,

	2004	2003

	(U.S. $ in thousands)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	107,174	93,456
Short-term investments (Note 3)	39,073	8,773
Trade receivables (net of allowances for doubtful debts of $5,988 and $5,365 as of December 31, 2004 and 2003, respectively)	114,533	93,298
Other current assets (Note 17A)	26,105	18,846
Inventories	4,668	2,635

	291,553	217,008

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments (Note 4)	5,247	3,092	*
Investments in affiliates (Note 5)	24,389	3,373

	29,636	6,465

DEBENTURES (Note 2B)	–	80,246

SEVERANCE PAY FUND	31,943	26,226	*

PROPERTY AND EQUIPMENT, NET (Note 6)	26,529	25,756

GOODWILL (Note 1J and Note 7)	196,921	142,214	*

OTHER ASSETS, NET (Note 8)	64,438	46,113	*

	641,020	544,028

F–2

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

	December 31,

	2004	2003

	(U.S. $ in thousands)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Liabilities to banks and others (Notes 10 and 17B)	104,975	66,543	*
Trade payables	41,605	31,327
Other accounts payable (Note 17C)	81,105	71,092
Debentures (Note 9)	32,374	15,340	*
Customer advances, net of work in progress	6,900	–

	266,959	184,302

LONG-TERM LIABILITIES:
Debentures (Note 11)	27,086	50,983
Provision for losses in formerly owned investee	1,971	1,971
Deferred taxes	958	942
Customer advances	1,114	2,312
Liabilities to banks and others (Note 10)	19,789	21,900
Liability in respect of the acquisition of activities	2,036	2,149
Accrued severance pay	37,750	30,755	*
Unrealized gains (Note 13)	–	4,459

	90,704	115,471

MINORITY INTEREST	96,579	68,251

COMMITMENTS AND CONTINGENCIES (Note 14)

SHAREHOLDERS’ EQUITY (Note 15):
Share capital – ordinary shares of NIS 1 par value (authorized – December 31, 2004 and 2003 – 25,000,000 shares; issued: December 31, 2004 and 2003 – 10,824,780 shares)	3,215	3,215
Additional paid-in capital	99,535	99,275
Retained earnings	99,166	91,067
Accumulated other comprehensive loss	(14,879)	(17,294)

	187,037	176,263

Cost of 24,780 treasury shares	(259)	(259)

Total shareholders’ equity	186,778	176,004

	641,020	544,028

* Reclassified.

The accompanying notes form an integral part of the financial statements.

F–3

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,

	2004	2003	2002

	(U.S. $ in thousands, except per share amounts)

Revenues (Note 17I(2))	456,610	366,830	283,310
Cost of revenues	284,961	230,500	186,908

Gross profit	171,649	136,330	96,402
Research and development costs, net	25,036	17,368	15,967
Selling, general and administrative expenses	128,537	107,103	85,292
Restructuring and non-recurring costs (Note 17D)	–	–	1,829

Operating income (loss)	18,076	11,859	(6,686)
Financial (expenses) income, net (Note 17E)	(8,904)	(3,676)	3,605
Gain on realization of shareholdings, net (Note 17G)	8,893	2,756	4,668
Other expenses, net (Note 17F)	(332)	(90)	(2,100)

Income (loss) before taxes on income	17,733	10,849	(513)
Taxes on income (Note 16)	4,631	2,540	2,014

	13,102	8,309	(2,527)
Equity in losses of affiliated companies, net	(2,523)	(1,071)	(2,327)
Minority interest in losses (earnings) of subsidiaries, net	(2,480)	(4,118)	2,448

Net income (loss)	8,099	3,120	(2,406)

Earnings (loss) per share (Note 17J):

Basic	0.73	0.29	(0.24)

Diluted	0.65	0.24	(0.24)

Weighted average number of shares outstanding (Note 17J):

Basic	10,800	10,037	10,171

Diluted	10,800	10,285	10,171

The accompanying notes form an integral part of the financial statements.

F–4

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share Capital				Accumulated
			Additional		other	Cost of
	Number of Shares	Amount	paid-in Capital	Retained Earnings	comprehensive loss	Treasury Shares	Total

	(U.S. $ in t h o u s a n d s)

Balance as of January 1, 2002	10,324,780	3,101	89,930	90,353	(16,963)	–	166,421
Changes during 2002:
Net loss	–	–	–	(2,406)	–	–	(2,406)
Currency translation adjustments	–	–	–	–	(6,734)	–	(6,734)

Total comprehensive loss	–	–	–	–	–	–	(9,140)
Issuance of options in connection with debenture	–	–	1,056	–	–	–	1,056
Deferred compensation	–	–	214	–	–	–	214
Purchase of treasury stock	(324,780)	–	–	–	–	(3,398)	(3,398)
Elimination of tax benefit resulting from issuance expenses	–	–	(1,804)	–	–	–	(1,804)

Balance as of December 31, 2002	10,000,000	3,101	89,396	87,947	(23,697)	(3,398)	153,349

Changes during 2003:
Net Income	–	–	–	3,120	–	–	3,120
Currency translation adjustments	–	–	–	–	6,403	–	6,403

Total comprehensive income	–	–	–	–	–	–	9,523
Deferred compensation	–	–	406	–	–	–	406
Proceeds from sale of treasury stock	300,000	–	1,657	–	–	3,139	4,796
Exercise of share options	500,000	114	7,816	–	–	–	7,930

Balance as of December 31, 2003	10,800,000	3,215	99,275	91,067	(17,294)	(259)	176,004

Changes during 2004:
Net Income	–	–	–	8,099	–	–	8,099
Unrealized gains from available-for-sale securities, net	–	–	–	–	(50)	–	(50)
Currency translation adjustments	–	–	–	–	2,465	–	2,465

Total comprehensive income	–	–	–	–	–	–	10,514
Beneficial conversion features	–	–	106	–	–	–	106
Deferred compensation	–	–	101	–	–	–	101
Capital fund arising from elimination of gain on realization of development stage entity	–	–	53	–	–	–	53

Balance as of December 31, 2004	10,800,000	3,215	99,535	99,166	(14,879)	(259)	186,778

Accumulated unrealized gain from available-for-sale securities					(50)
Accumulated currency translation adjustments					(14,829)

Accumulated other comprehensive loss					(14,879)

The accompanying notes form an integral part of the financial statements.

F–5

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2004	2003	2002

	(U.S. $ in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	8,099	3,120	(2,406)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Impairment and write down of investments in investees and loans	471	915	1,656
Minority interest in earnings (losses) of consolidated subsidiaries	2,480	4,118	(2,448)
Equity in losses of affiliated companies, net	2,523	1,071	2,472
Depreciation and amortization	20,597	18,547	12,906
Impairment of software development costs	901	–	–
Increase (decrease) in accrued severance pay, net	287	(620)	219
Loss (gain) from sale of property and equipment	(60)	(26)	176
Gain on realization of shareholdings	(8,893)	(2,756)	(4,668)
Amortization of deferred option compensation	194	456	430
Erosion, change in accrued interest and capital loss on debentures	3,471	3,583	(2,945)
Erosion (appreciation) in value of long term loans and deposits, net	715	(1,659)	108
Deferred taxes	(1,101)	827	(410)
Accrued interest on redeemable shares in a subsidiary	64	320	–
Gain (loss) on payment of convertible subordinated notes	50	(61)	–
Sale of trading marketable securities, net	(3,533)	(2,665)*	(1,857)*
Increase (decrease) in trade marketable securities	(26)	(991)	435
Capital gain on sale of available for sale marketable securities	(64)	–	–
Changes in operating assets and liabilities:
Decrease (increase) in inventories	(1,850)	(265)	1,159
Decrease (increase) in trade receivables	(8,044)	(12,649)	14,153
Decrease (increase) in other accounts receivable	(2,146)	7,913	1,827
Increase (decrease) in trade payables	3,033	2,927	(9,483)
Increase (decrease) in other accounts payable and restructuring accrual	(4,641)	(12,475)	(8,212)
Increase (decrease) in customer advances, net of work in progress	5,279	–	–

Net cash provided by operating activities	17,806	9,630	3,112

* Reclassified.

The accompanying notes form an integral part of the financial statements.

F–6

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2004	2003	2002

	(U.S. $ in thousands)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of newly-consolidated subsidiaries (Appendix C)	13,724	20,481	(1,774)
Proceeds from realization of investment in previously-consolidated subsidiaries (Appendix D)	(353)	12	(9)
Investment in debentures	–	–	(19,422)
Proceeds from repayment of debentures	–	301	2,919
Loans to employees	(235)	–	–
Restricted short term deposit, net	(600)	–	–
Restricted long term deposit, net	2,554	–	–
Purchase of property and equipment	(5,718)	(4,887)	(3,382)
Purchase of available for sale marketable securities, net	(16,413)	–	–
Proceeds from sale of property and equipment	1,827	1,246	1,160
Investment in and loans to affiliated and other companies	(6,162)	(1,685)	(17,488)
Proceeds from sale of investments in and loans to affiliated companies	4,160	1,581	2,128
Purchase of an activity by a consolidated company	–	(429)	(1,330)
Purchase of intangible assets by consolidated companies	(449)	–	(353)
Investment in long term bank deposits, net	(639)	18	(180)
Capitalization of software development and other costs	(15,367)	(10,172)	(4,424)
Purchase of minority interest in subsidiaries	(5,710)	(23,599)	(16,231)
Proceeds from realization of investment in subsidiaries	11,025	2,846	–
Proceeds from investments in short term bank deposits, net	1,245	9,400	–
Dividends received from affiliated companies	–	–	31

Net cash used in investing activities	(17,111)	(4,887)	(58,355)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of subsidiary call warrants	–	1,386	2,174
Issuance of convertible debt	4,357	20,977	29,453
Purchase of treasury stock	–	–	(3,398)
Issuance of treasury stock	–	4,796	–
Exercise of share options	–	7,930	–
Dividend to minority shareholders in subsidiaries	(88)	(4,831)	(128)
Short-term bank credit, net	20,410	(41,344)	37,061
Repayment of long-term loans	(29,521)	(5,061)	(5,045)
Receipt of long-term loans	12,681	19,581	4,841
Issuance in a subsidiary to minority shareholders, net	4,405	479	356
Convertible debt issuance expenses in a subsidiary	(32)	(1,496)	–
Payment of convertible subordinated notes in a subsidiary	–	(4,144)	–
Payment of issuance expenses in a subsidiary	(20)	(361)	–
Debenture redemption	–	(2,484)	–
Purchase of treasury stock in a subsidiary by a subsidiary thereof	(102)	–	(482)

Net cash used in financing activities	12,090	(4,572)	64,832

Effect of exchange rate changes on cash and cash equivalents	933	2,724	(2,575)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,718	2,895	7,014
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	93,456	90,561	83,547

CASH AND CASH EQUIVALENTS AT END OF YEAR	107,174	93,456	90,561

The accompanying notes form an integral part of the financial statements.

F–7

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A – Supplemental cash flow information:

	Year ended December 31,

	2004	2003	2002

	(U.S. $ in thousands)

Cash paid during the year in respect of:
Interest	7,066	6,547	5,616

Income tax	6,357	4,652	5,940

Appendix B – Non-cash activities:

	Year ended December 31,

	2004	2003	2002

	(U.S. $ in thousands)

Purchase of fixed assets against trade payables	39	80	–

Investment in a consolidated company against issuance of share capital to minority shareholders of consolidated company	–	5,101	9,358

Purchase of activity against long term liability	–	–	2,503

Investment in affiliates and other companies, recorded against accounts payable	–	807	–

Purchase of shares from minority shareholders of subsidiary, against accounts payable	–	–	262

Realization of convertible debenture in a subsidiary	–	229	242

Purchase of shares from minority shareholders of subsidiary against debentures	–	–	1,310

Realization of investment in an exchange shares transaction	–	–	6,422

Purchase of technology from affiliated company against loan	1,695	1,917	–

Purchase of intellectual property rights against settlement of loan	–	642	–

Warrants issued as consideration for purchase of activity	–	121	–

The accompanying notes form an integral part of the financial statements.

F–8

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix C – Acquisition of newly-consolidated subsidiaries:

	Year ended December 31,

	2004	2003	2002

	(U.S. $ in thousands)

Assets and liabilities of subsidiaries consolidated as of acquisition date:
Working capital (other than cash and cash equivalents)	11,670	12,726	(1,019)
Liabilities arising from purchase of an activity	–	–	743
Investment in affiliates and others including loans	(27,436)	19,014	6,232
Property and equipment	(4,671)	(4,074)	(480)
Other assets and deferred expenses	(13,085)	(23,748)	(413)
Goodwill arising upon acquisition	(60,524)	(14,379)	(6,654)
Long-term liabilities	18,507	8,887	77
Debentures	45,336	12,099	–
Unrealized gain	(1,508)	–	–
Minority interest at acquisition date	9,182	9,956	(260)
Exchange of debentures against shares	36,253	–	–

Total	13,724	20,481	(1,774)

Appendix D – Proceeds from realization of investments in previously-consolidated subsidiaries:

	Year ended December 31,

	2004	2003	2002

	(U.S. $ in thousands)

Assets and liabilities of consolidated subsidiaries as of date of realization
Working capital (other than cash and cash equivalents)	(14,204)	330	(289)
Investment in affiliate (including loans)	1,139	(2,613)	221
Property and equipment	2,081	360	–
Other assets and deferred expenses	–	67	(31)
Goodwill	7,756	2,133	76
Long-term liabilities	(392)	(201)	14
Loss (gain) from realization of investments in subsidiaries	–	27	–
Minority interest	3,267	(91)	–

Total	(353)	12	(9)

The accompanying notes form an integral part of the financial statements.

F–9

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1  –  Summary of Significant Accounting Policies:

A.	General:

Formula Systems (1985) Ltd. (“Formula”) was incorporated in Israel in 1985. Since 1991, the Company’s shares have been traded on the Tel Aviv Stock Exchange (the “TASE”) and since 1997, through American Depositary Shares (“ADS”) under the symbol FORTY on the NASDAQ National Market in the United States. Each ADS represents one ordinary share of the Company.

Formula, through its subsidiaries (collectively, the “Company” or the “Group”) is engaged in the development, production and marketing of information technology (“IT”) solutions and services. The Group operates in two principal business segments, IT Services and Proprietary Software Solutions. For a description of the segments – see Note 17H.

The following table presents certain information regarding the control and ownership of Formula’s significant subsidiaries and material investments, as of the dates indicated:

	Percentage of ownership and control

	December 31, 2004	December 31, 2003

Name of subsidiary:	%

Matrix IT Ltd. (“Matrix”)	58.63	72.15
BluePhoenix Solutions Ltd. (“BluePhoenix”) (formerly – “Crystal Systems Solutions Ltd.”)	58.66	58.8
Magic Software Enterprises Ltd. (“Magic”)	50.1	52.9
NextSource Inc.	100	100
Sapiens International Corporation N.V. (“Sapiens”)	52.37	50.69
Formula Vision Technologies (F.V.T.) Ltd. (“Formula Vision”)	56.2	–

The above list consists only of active companies that are held directly by Formula.

F–10

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1  –  Summary of Significant Accounting Policies (cont.):

A.	General (cont.):

Accounting Principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) as applied in the United States.

Functional and Reporting Currency

The currency of the primary economic environment in which the operations of Formula and most of its subsidiaries are conducted is the New Israeli Shekel (NIS). The functional currency of the remaining subsidiaries is the United States dollar (“dollar”). Formula has elected to use the dollar as its reporting currency.

The financial statements of Formula and most of its subsidiaries whose functional currency is the NIS have been translated into dollars under the principles described in Financial Accounting Standards Board Statement No. 52, “Foreign Currency Translation”. Assets and liabilities have been translated at period-end exchange rates. The results of operations have been translated at the exchange rates on the dates on which the transactions occurred or at average exchange rates. Differences resulting from translation are presented under shareholders’ equity, in the item “accumulated other comprehensive loss”. Accordingly, the financial statements of subsidiaries whose functional currency is the dollar are presented in the consolidated financial statements in their original amounts.

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

The consolidated financial statements include Formula’s financial statements as well as those of its subsidiaries in which it has a controlling interest, and a certain variable interest entity that the Company is required to consolidate pursuant to Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised in December 2003 (“FIN 46”). Acquisition of subsidiaries is accounted for under the purchase method. All inter-company balances and transactions have been eliminated upon consolidation.

C.	Cash and Cash Equivalents:

Cash equivalents are considered by the Company to be highly-liquid investments, including, inter-alia, short-term deposits with banks, the maturity of which did not exceed three months at the time of acquisition and which are unrestricted.

F–11

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1  –  Summary of Significant Accounting Policies (cont.):

D.	Investments:

Investments in non-marketable securities of companies in which the Company does not have the ability to exercise significant influence over operating and financial policy are recorded at cost. The Company accounts for investments in marketable equity securities and debt securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”). Management determines the appropriate classification of its investments in marketable equity securities and debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Marketable equity securities and debt securities that are classified as “trading or as available-for-sale” are reported at fair value.

Unrealized gains and losses from marketable securities classified as “available for sale” are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) in shareholder’s equity.

Unrealized gains and losses from marketable securities classified as “trading” are reported in the statement of income.

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

F.	Inventory:

Inventory is comprised of hardware and software.

Inventory is valued at the lower of cost or market value. Cost is determined on the “first in – first out” basis.

G.	Debentures:

Debentures from sale of investments relates to the transaction carried out on December 31, 2001. The debentures were issued by Formula Vision, in connection with the sale of non-public companies held by Formula to Formula Vision.

Formula evaluated periodically (until December 31, 2003), the financial strength of Formula Vision and its ability to meet the repayment schedule of the loan (see Note 2B).

F–12

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1  –  Summary of Significant Accounting Policies (cont.):

H.	Investments in Affiliates:

Affiliates are companies over which significant influence is exercised, but which are not consolidated subsidiaries, and are accounted for by the equity method, net of write-down for decrease in value, which is not of a temporary nature.

I.	Property and Equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over their estimated useful lives. The following are the annual depreciation rates:

%

Computers and equipment	6 – 33 (mainly 33)
Motor vehicles	15 – 33 (mainly 15)
Buildings	4
Leasehold improvements	10 – 20 (mainly 20)

J.	Goodwill:

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Until December 31, 2001, goodwill was amortized in equal annual installments, over a period of 10 years. In the event it was determined that goodwill was not recoverable, its book value was written off and charged to the statement of operations as goodwill impairment.

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

SFAS 142 was effective for fiscal years beginning after December 15, 2001. In accordance with SFAS 142, the Company ceased amortizing goodwill totaling $105 million as of the beginning of 2002.During 2002 the Company completed its transitional impairment review of goodwill. Based on the impairment tests performed, there was no impairment of goodwill as of January 1, 2002. The Company has selected December 31st as the date on which it will perform its annual goodwill impairment test.

As of December 31, 2004, 2003 and 2002, no impairment was required. There can be no assurance that future goodwill impairment tests will not result in a charge to net income.

F–13

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1  –  Summary of Significant Accounting Policies (cont.):

K.	Software Development Costs:

Development costs of software, which is intended for sale that are incurred after the establishment of technological feasibility of the relevant product, and are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” of the FASB.

Software development costs incurred before technological feasibility has been established are charged to the statement of income as incurred, net of participation of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”).

Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is calculated according to the higher of the straight-line method over the remaining useful life of the product or based on the ratio of current gross revenues to current and anticipated future gross revenues. At present, amortization is computed under the straight-line method, mainly over a period of 3 years. During the year ended December 31, 2004, consolidated subsidiaries capitalized software development costs aggregating $15.4 million (2003 – $10.2 million, 2002 – $4.4 million) and amortized capitalized software development costs aggregating $10.1 million (2003 – $8.1 million, 2002 – $5.1 million).

As of December 31, 2004, the unamortized capitalization of a subsidiary’s software development costs exceeded the net realizable value of this intangible asset in the amount of $901,000 and therefore a subsidiary included an impairment of capitalized software development costs in the amount of $901,000 which is presented in cost of revenues.

Management estimates that the total capitalized costs do not exceed the net realizable value of the software product. In the event that unamortized software development costs exceed the net realizable value of the product, they are written down to net realizable value.

L.	Other Intangible Assets:

Other intangible assets are comprised of related intangible assets of customers and acquired technology and are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Related intangible assets of customerand acquired technology are amortized over a period of 8 and 5–10 years, respectively.

The Company reviews the useful life of its intangible assets annually.

F–14

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1  –  Summary of Significant Accounting Policies (cont.):

M.	Impairment in Value of Long-Lived Assets:

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. For the years ended December 31, 2004, 2003 and 2002, no impairment losses have been identified.

N.	Severance Pay:

The Company’s liability for severance pay to its employees pursuant to Israeli law and employment agreements is covered in part by managers’ insurance policies, for which the Company makes monthly payments. The value of these polices is recorded as an asset in the Company’s balance sheet. The Company may only make withdrawals from the managers’ insurance policies for the purpose of paying severance pay. The severance pay liability is calculated on the basis of one month’s salary for each year of service, based on the most recent salary of each employee.

Pursuant to Section 14 of the Severance Compensation Act, 1963 (“Section 14”), certain employees of the Company who elected to be included under this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company’s balance sheet.

The expenses in respect of severance pay for the years ended December 31, 2004, 2003 and 2002 were $5,121 thousand, $5,216 thousand and $2,917 thousand, respectively.

O.	Revenue Recognition:

Revenues derived from direct software license agreements are recognized in accordance with Statement of Position (SOP) 97-2 “Software Revenue Recognition” (as amended by SOP 98-4 and SOP 98-9), upon delivery of the software when collection is probable, where the license fee is otherwise fixed or determinable, and when there is persuasive evidence that an arrangement exists.

When a project involves significant modification of software, revenue is generally recognized according to the percentage of completion method. Under this method, estimated revenue is generally accrued based on costs incurred to date as a percentage of the total updated estimated costs.

F–15

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1  –  Summary of Significant Accounting Policies (cont.):

O.	Revenue Recognition (cont.):

The arrangements, which include multiple elements, are usually arrangements where the Company sells software products and Post Contract Support (PCS).

In addition there are certain arrangements where the Company sells software and consulting services. Consulting service fees are based on time invested.

For these multiple elements, SOP 97-2 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor’s specific objective evidence (VSOE) for that element, and revenue is allocated to each component based on its fair value. SOP 98-9 requires that revenue be recognized under the “residual method” when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other SOP 97-2 critera are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements. The specific objective evidence for the PCS is established by the price charged on separate PCS renewal contracts. The VSOE for the consulting services is established by the price charged on other time based consulting service contracts where no sale of other elements is involved, considering, among other things, the territory where the service is performed, the size of the customer, the quantity of the purchased services and the professional expertise of the consultants. The revenue associated with the delivered elements is recognized using the residual method discussed above.

The Company recognizes revenues from consulting fees with respect to projects billed on a time and material basis, based on the number of hours performed.

In some of the agreements with the Company’s customers, the customers have the right to receive unspecified upgrades on an if-and-when available basis (the Company does not provide specific upgrades). These upgrades are considered PCS.

Revenue allocated to the PCS is recognized ratably over the term of the PCS.

The Company recognizes revenues from projects as follows:

(i)

Revenue from projects billed on a time and material basis is recognized in accordance with SOP 81-1 “Accounting for Performance of Construction – Type and Certain Production – Type Contracts”, using contract accounting on a percentage of completion method, on the basis of the relationship between actual costs incurred and the total costs that are expected to be incurred over the duration of the contract. Provision is made for estimated losses and uncompleted contracts, in the amount of the estimated losses on the entire contract in the period in which such losses first become evident. As of December 31, 2004, no such estimated losses were identified.

(ii)

Revenue from fixed fee contracts is also recognized in accordance with the percentage of completion method. The Company recognizes contract losses, if any, in the period in which they first become evident.

F–16

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1  –  Summary of Significant Accounting Policies (cont.):

O.	Revenue Recognition (cont.):

Revenues from consulting services, consisting of billable hours for services provided, are recognized as the services are rendered.

Revenues from maintenance and training contracts are recognized relatively over the contract period.

Revenues from sale of hardware are recognized when the merchandise is delivered to the customer, provided no significant vendor obligations remain.

Some of the Company’s contracts include client acceptance clauses. In these contracts, the Company follows the guidance of TPA 5100.67 and SAB 104. In determining whether revenue can be recognized, when an acceptance clause exists, the Company considers, among other things, its history with similar arrangements, the customer’s involvement in the progress, and the existence of other service providers and the payment terms.

There are no rights of return, price protection or similar contingencies in the Company’s contracts.

Revenues from sales of hardware are recognized when the merchandise is delivered to the customer, provided no significant vendor obligations remains.

Management believes that the Company’s revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and SAB 104, “Revenue Recognition in Financial Statements”.

P.	Government Grants:

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

Q.	Provision for Warranty:

In light of the past experience, Formula and the majority of its subsidiaries do not record any provision for warranties in respect of their products and services.

R.	Advertising Costs:

The Company records advertising expenses as incurred.

F–17

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1  –  Summary of Significant Accounting Policies (cont.):

S.	Gain on Realization of Shareholdings:

Gain on realization of shareholdings includes the results of realization of the Company’s shareholdings in investees arising either on the sale of such shareholdings or from the issuance of stock by the investees to third parties, which is recognized in accordance with the provisions of Staff Accounting Bulletin (SAB) No. 51 issued by the Securities and Exchange Commission. The Company charges to the statement of operations such results, provided that the conditions stipulated by SAB 51 for such recognition have been met.

T.	Deferred Income Taxes:

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

U.	Earnings (Loss) Per Share:

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

V.	Treasury Shares Held by the Company:

Shares of the Company that are held by the Company (treasury shares) are presented as a reduction of shareholders’ equity, at their cost to the Company. Gains and losses upon the sale of these shares, net of related income taxes, are carried to additional paid-in capital and to retained earnings, respectively.

F–18

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1  –  Summary of Significant Accounting Policies (cont.):

W.	Concentration of Credit Risks – Allowance for Doubtful Accounts:

Most of the Group’s cash and cash equivalents and short-term investments as of December 31, 2004 and 2003 were deposited with Israeli, U.S. and European banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

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

Formula and its subsidiaries had no off-balance-sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements as of December 31, 2004.

The provision for doubtful accounts charged to general and administrative expenses amounted to $1.2 million, $14,000 and $2.8 million in the years 2004, 2003 and 2002, respectively, and was determined for specific debts where doubt existed as to their collectability.

X.	Options Granted to Employees:

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

F–19

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1  –  Summary of Significant Accounting Policies (cont.):

X.	Options Granted to Employees (cont.):

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

Compensation costs in respect of such plans in the net amounts of $65 thousand, $193 thousand and $239 thousand, respectively, were charged to income in 2004, 2003 and 2002. Had the compensation costs in respect of the Company’s plans been determined based on the fair value at the grant date, consistent with the method of SFAS 123 as amended by SFAS 148, the Company’s net income and earnings per share would have been decreased to the pro-forma amounts indicated below:

	Year Ended December 31

	2004	2003	2002

	(U.S. $ in thousands except per share amounts)

Net income (loss), as reported	8,099	3,120	(2,406)

Add: Stock-based employee compensation expenses included in reported net income, net of related tax effects	65	193	239

Less: Total stock-based employee compensation expenses determined under the fair value based method for all awards, net of related tax effects	(1,615)	(1,832)	(1,421)

Pro-forma net income (loss)	6,549	1,481	(3,588)

Earnings (loss) per share:

Basic – as reported	0.73	0.29	(0.24)

Basic – pro forma	0.58	0.12	(0.35)

Diluted – as reported	0.65	0.24	(0.24)

Diluted – pro forma	0.51	0.09	(0.35)

F–20

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1  –  Summary of Significant Accounting Policies (cont.):

Y.	Derivatives and Hedging:

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

Some subsidiaries enter into forward exchange contracts to hedge certain transactions denominated in foreign currencies. The purpose of Company’s foreign currency hedging activities is to protect the subsidiaries from risk that the eventual dollar cash flow from international activities will be adversely affected by changes in the exchange rates. The subsidiaries’ forward contracts did not qualify as hedging instruments under SFAS No. 133. Changes in the fair value of forward contracts are reflected in the consolidated statements of operations as financial income or expense.

Z.	Fair Value of Financial Instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, trade receivables, short-term bank credit and trade payables approximate their fair values due to the short-term maturity of such instruments. The fair value for marketable securities is based on quoted market prices and do not significantly differ from a carrying amount.

F–21

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1  –  Summary of Significant Accounting Policies (cont.):

Z.	Fair Value of Financial Instruments (cont.):

The carrying amounts of the Company’s long-term borrowing arrangements approximate their fair value. Fair values were estimated using discounted cash flow analyses, based on prevailing market borrowing rates.

The fair value of the debentures with a carrying value in the amount of $50,107 thousand as of December 31, 2004 according to the quoted price in the TASE is $53,370 thousand. The fair value of the traded warrants does not significantly differ from their carrying amount.

AA.	Reclassification:

Certain comparative figures for previous years have been reclassified to conform to the presentation of the current year.

AB.	Recently Issued Accounting Pronouncement:

In December 2004, the Financial Accounting Standards Board (“FASB”)  issued FASB Statement No. 123 (revised 2004), “Share-Based Payment”, (“SFAS 123(R)”) which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS 123”). SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock issued to Employees”, and amends FASB Statement No. 95, “Statement of Cash Flows”. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement of operations based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

1.

A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted  after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

2.

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

F–22

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1  –  Summary of Significant Accounting Policies (cont.):

AB.	Recently Issued Accounting Pronouncement (cont.):

In April 2005, the Securities and Exchange Commission postponed the required adoption date of SFAS 123(R) from no later than July 1, 2005 to no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123(R) on January 1, 2006. The Company plans to adopt SFAS 123(R) using the modified-prospective method.

In December 2004, the FASB issued SFAS No. 153, “Exchange of Non-monetary Assets – An Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions.” (“SFAS No. 153”). SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchange of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for non-monetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a Non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the Company financial statements or its results of operations.

In March 2004, the FASB approved the consensus reached on the Emerging Issue Task Force (EITF) Issue No. 03-1. “The meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The issue’s objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until further notice. The disclosure requirements of EITF 03-1 are effective with this annual report for fiscal 2004. Once the FASB reaches a final decision on the measurement and recognition provisions, the Company will evaluate the impact of the adoption of the accounting provisions of EITF 03-1.

In November 2004, the FASB issued FAS No. 151, “Inventory Costs – an amendment of ARB 43, Chapter 4”, (“FAS 151”). This statement amends the guidance in ARB No. 32, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges, In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this statement shall be applied prospectively. The Company does not expect this statement to have a material effect on the Company’s financial statements or its results of operations.

F–23

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1  –  Summary of Significant Accounting Policies (cont.):

AB.	Recently Issued Accounting Pronouncement (cont.):

In July 2004, the FASB issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” EITF Issue No. 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF Issue No. 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in substance common stock of the investee, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The provisions in EITF Issue No. 02-14 are effective for reporting periods beginning after September 15, 2004 (October 1, 2004 for the Company). The adoption of EITF 02-14 by the Company did not have any effect on the Company’s financial statements or its results of operations.

Note 2  –  Certain Transactions:

A.

In August 2001, Formula entered into an agreement with Matrix, formerly Romtec Electronics Ltd. and its former controlling shareholders. According to the agreement, Matrix allotted to Formula 23,788,151 ordinary shares of Matrix, representing 85% of Matrix’s outstanding share capital, in consideration for 13,045,870 ordinary shares of ForSoft. It was agreed, inter-alia, that at the date of the closing of the transaction, Matrix’s shareholders’ equity will be $8,000 thousand  consisting of liquid assets, and that Matrix will be devoid of any activity and/or assets, except for those mentioned above.

In connection with this transaction, Formula agreed to guarantee a loan in the amount of $8.34 million extended by a commercial bank to the principal shareholders of Matrix. In addition, the borrowers pledged to the bank the shares they hold in Matrix. During the three-year loan period, the borrowers are prohibited from selling Matrix’s shares to their affiliated parties. Formula undertook to pay to the bank at the termination of the loan period, the difference, if any, between the loan amount and the sale proceeds of the pledged Matrix shares. An unrealized gain in the amount of $3,078 thousand was created and it was realized at the earlier of a decrease in Formula’s guarantee or the end of 3 years from the time of the transaction.

In December 2004, the bank released Formula of the above guarantee, and Formula recognized the unrealized gain.

F–24

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2  –  Certain Transactions (cont.):

B.

In November 2001, Formula Vision exercised the option granted by Formula in July 2001, to acquire the entire interest held by Formula in privately held companies. Under this transaction, Formula transferred to Formula Vision its entire interest, including related obligations, in the following companies: 51% interest in F.I.S. Software Ltd., 78.0% interest in Formula Retail Solutions Ltd., 50.1% interest in F.T.S. – Formula Telecom Solutions Ltd., 72.0% interest in N.I.P. Nikuv International Projects Ltd., 36.0% interest in Enformia Software Ltd., 1.0% interest in Babylon Ltd., 0.85% interest in Demantra Ltd., 100.0% interest in Forsoft Export (1999) Ltd., 80.3% interest in Airport Systems Technologies Ltd., 68.0% interest in Transtech, 50.0% interest in ESI, 34.0% interest in GeoSim System Ltd., 100.0% interest in Shandol, its interest in the first and second venture capital funds, Formula Ventures and its 100.0% interest in the funds’ management company and in Formula Ventures Ltd.

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

F–25

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2  –  Certain Transactions (cont.):

B.	(cont.):

During 2002, Formula Vision repaid $2.9 million as principal and $8.1 million as interest and linkage differences on the debentures.

During 2003, Formula Vision repaid $0.3 million as principal and $2.5 million as interest and linkage differences on the debentures.

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

In January 2004, Formula exchanged approximately $35 million of the aggregate amount of the debentures for 38,000,000 shares of Formula Vision issued to Formula and constituting 59.4% of the outstanding share capital of Formula Vision. The price per share was NIS 4.11 ($0.93) which reflects the average closing price of Formula Vision’s shares on the TASE during the 30 days preceding Formula’s resolution approving the transaction, which was relative closed to the average of the market price.

All unrealized gains which were resulted out of the original transaction in 2001, were eliminated during the 2004 transaction.

Formula Vision is a managing and holding company, guiding a group of privately held IT companies with innovative, proprietary technologies and solutions targeting international markets. Formula Vision holds a controlling interest in some of these privately held companies and a minority interest in the other members of the group.

The results of operations of Formula Vision are included in the results of operations of the Company for all of 2004.

F–26

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2  –  Certain Transactions (cont.):

B.	(cont.):

Following are the amounts assigned to major components of 2004 acquisitions balance sheets in the aggregate as of the date of purchase (in thousands):

(U.S. $ in thousands)

Current assets	35,883
Investment and other assets	30,666
Property and Equipment	3,893

Total tangible assets acquired	70,442
Goodwill	57,144
Customer related intangible asset (1)	967

Technology (2)	5,579

Total tangible and intangible assets acquired	134,132
Current liabilities	29,523
Debenture	45,336
Other long term liabilities	13,888

Total liabilities	88,747
Minority interest	9,131

Net assets acquired	36,254

(1)	The value assigned to customer related intangibles is being amortized over 8 years.

(2)	The value assigned to technology is being amortized over 5-10 years.

F–27

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2  –  Certain Transactions (cont.):

B.	(cont.):

The following unaudited pro forma summary presents information as if the acquisitions had occurred as of January 1, 2003. The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, nor is it necessarily indicative of future results of operations of the consolidated entity. None of the goodwill is tax deductible. All goodwill was allocated to the proprietary software products segment.

Year ended December 31, 2003

(U.S.$ in thousands, except per share data) (unaudited)

Revenues	378,873
Net loss	(4,763)
Loss per share – basic	(1.54)
Loss per share – diluted	(1.57)

C.

On May 30, 2002, Formula consummated a public offering in Israel of $14.8 million of debentures. Options to purchase an aggregate of 2,000,000  ordinary shares of Formula were attached to the debentures. The proceeds from the public offering were $14.9 million of which $13.8 million were allocated to the debentures and $1.1 million were allocated to the options. The allocation was made on the basis of the average market price of the options in the first 3 trading days.

The debentures are repayable in a lump sum in three years, but can be redeemed earlier by the holders at a predetermined redemption price. The nominal interest rate for each year of the three-years is approximately 5.77%, payable only after 3 years. Principal and interest on the debentures are linked to  the CPI. In June 2003, Formula repurchased $2.4 million aggregate principal amount of the debenture, leaving $14.50 million aggregate principal amount of debentures outstanding.

The associated options were for a term of one year and were exercisable at a price of $15.8 per ordinary share. The exercise price of the options was also linked to the CPI. The options expired on May 30, 2003.(see Note 19(3))

D.	On July 30, 2002, Matrix consummated a public offering in Israel of $21 million debentures linked to the CPI and bearing interest at an annual rate of 4.95%, to be repaid on August 5, 2005.

The debentures are convertible into ordinary shares of Matrix at any time until July 17, 2005.

Matrix received a request for 96,194 packages in the aggregate amount of $19.6 million of which 30,000 packages were requested by Matrix I.T. Systems Ltd. (a subsidiary of Matrix).

Options to purchase an aggregate of 10,000,000 ordinary shares of Matrix, were attached to the debentures.

F–28

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2  –  Certain Transactions (cont.):

D.	(cont.):

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

During 2003, Matrix IT Systems Ltd. sold all of Matrix’s convertible debentures held by it for an aggregate consideration of $4.5 million.

E.

In December 2003, Sapiens completed an offering of securities in Israel, resulting in gross proceeds to Sapiens of approximately $17.1 million. In this offering, Sapiens sold 100,000 units of securities, each unit consisting of 800 unsecured convertible debentures (Series A), two options (Series A) exercisable into debentures (Series A) and six warrants (Series 1) exercisable into common shares of Sapiens. The debentures are linked to the dollar and bear interest at an annual rate of 6%. The debentures are convertible into Sapiens common shares until November 21, 2009. Each NIS 27 (currently approximately $5.90) amount of debentures may be converted into one common share of Sapiens, subject to adjustments. Each warrant (Series 1) is exercisable into one common share of Sapiens at an exercise price of approximately $6.14. The warrants are exercisable  until November 21, 2007.

F.

In April 2000, Sapiens completed a private placement of 600,000 shares of Common stock (“investors’ shares”) in its wholly owned subsidiary, eZoneXchange.com, Inc. (“eZoneXchange”), for $15 million. The investors also received a warrant to purchase an additional 2.25% of the Common Stock of eZoneXchange at the same private placement share price of $25 per share. As part of the transaction, the subsidiary entered into a Put/Call Agreement pursuant to which the investors were granted the right (exercisable in whole or in part) to cause the subsidiary during the put option exercise period (May 4, 2004 through May 3, 2005) to repurchase the investors’ shares at the principal amount of the investors’ investment plus 5% annual interest accrued thereon from May 4, 2000.

F–29

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2  –  Certain Transactions (cont.):

F.	(cont.):

The Put/Call Agreement provides that 50% of the consideration from the investors’ shares will be paid in cash and 50% in the Subsidiary’s Common shares to be valued according to the average closing market price of the Subsidiary’s Common share over the 14-day trading period preceding the date of issuance of the put consideration. The agreement also included a call option which grants the subsidiary the option to purchase the investors’ shares at a price of $30 in the first two years after the investment date, $37.5 in the third year, and $45 in the fourth year. The purchase price will be multiplied by the percentage of shares purchased. The exercise period will last until the earlier of the fifth anniversary of the investment date, an acquisition of eZoneXchange, or an IPO by eZoneXchange.

During February 2001, the subsidiary decided to close the operations of eZoneXchange, and repurchased 173,100 of the investors’ shares with a cash repayment of $4.5 million for principal and interest, according to an amendment to the Put/Call Agreement. As a result, the amount of the principal portion of the redeemable shares in a subsidiary to be repaid in cash was decreased by $4.2 million, net of expenses.

In addition, in accordance with the amendment, if the market price of the subsidiary Common share reaches $10 per share, the investors will have the right to put 192,333 shares of its eZoneXchange stocks in return for the subsidiary’s 363,776 Common shares at a price of $13.75 per share. No interest is accrued for the amended portion of the investment. The remaining portion of the investment to be repaid in shares (approximately $2.5 million) will continue to be subject to the original terms of the Put/Call Agreement. The amendment terminated the subsidiary’s call option.

As of March 16, 2004, the balance of the Redeemable Shares in eZoneXchange totaled approximately $11.6 million, including interest accrued through that date.

On March 16, 2004, the subsidiary and the investors signed an agreement according to which, among other terms specified in the agreement, the subsidiary would redeem the remaining eZoneXchange Common shares and eZoneXchange warrants held by the investors by three means:

	a.	Issuance of shares: a subsidiary issued to the investors an aggregate of 750,000 of the subsidiary’s Common shares on March 26, 2004.

In addition, the investors were granted a right to demand the registration of the shares, such right to be effective no earlier than March 31, 2005.

The Common shares issued were valued at approximately $2.7 million, based on the subsidiary’s stock market price on the date of issuance (March 26, 2004).

F–30

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2  –  Certain Transactions (cont.):

F.	(cont.):

b.

Loan payable: the subsidiary agreed to pay an amount of $8.6 million to the investors, bearing annual interest of 7.5% compounded annually on the outstanding principal from January 1, 2004 to be paid semi-annually, with principal payments of $4.6 million by no later than May 1, 2004, and $4.0 million by no later than May 1, 2005. The May 1, 2004 payment was made by the subsidiary on schedule.

The 7.5% interest rate is considered the market interest rate for debt with similar risk, and accordingly, the fair value of the loan payable was determined to be its carrying value.

c.

Warrants: the subsidiary issued to the investors warrants to purchase 350,000 shares of Common Stock of the subsidiary at an exercise price of $4.00 per common share of the subsidiary, exercisable at any time and from time to time during the period from issuance to December 31, 2007.

The warrants were valued at $560,000 using the Black-Scholes pricing model with the following assumptions: exercise price $4, fair value of the underlying shares $3.65, interest rate 2.5%, dividend yield – 0% and volatility of 60%.

The difference between the fair value of the new debt, equal to $11,868,000, and the carrying amount of the liability before the modification of $11,569,000, in the amount of $299,000, was recorded as a settlement of redeemable shares in a subsidiary and deemed to be a dividend in the 2004 consolidated statements of operations.

Pursuant to an evaluation of the terms of the agreement under the provisions of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and potentially settled in, a Company’s own Stock”, the Company has classified all of the above derivative financial instruments issued in connection with the private placement as liabilities.

On May 29, 2005, the subsidiary entered into an agreement with the investors in eZoneXchange regarding the payment of the remaining $4.0 million due to the investors originally due on May 1, 2005. The subsidiary agreed to pay $2.0 million on May 1, 2005, $1.0 million on April 1, 2006 and $1.0 million on August 1, 2006. The investors may, at their sole discretion, convert all or any portion of the $1.0 million payable on August 1, 2006 into the subsidiary’s Common shares, at a conversion price per each share of $3.20. In addition, the interest due on the remaining amount was changed to Libor+2.5%. The first installment of $2.0 million was paid as required at the beginning of May 2005.

G.	In March 2004, a subsidiary, as part of a private placement, issued convertible debentures and warrants to four institutional investors in a total amount of approximately $5 million.

F–31

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2  –  Certain Transactions (cont.):

H.

On September 23, 2004, F.V.T. and Transtech Control Ltd. (“Transtech”) a subsidiary of F.V.T, entered into an agreement with funds under which the Funds and F.V.T. invested in Transtech $19 million (of which $14 million were invested by Giza and Accel) for preferred shares representing 47% in the equity of Transtech. The Funds were also granted an option to purchase 50% of their original investment for a price of 150% of the current purchase price. The option is for 5 years.

Furthermore, the Funds were granted an option for 3 months to increase the total investment to $25 million under the above terms.
No gain or loss arose from the transaction since the preferred shares cannot be treated as an investment in common shares (per SAB 51).

Pursuant to the transaction, F.V.T. held 36.7% of Transtech voting rights. In February 2005, the Funds exercised their option and invested an additional $6 million. Following the investment, F.V.T. holds 31.14% of Transtech voting rights.

Note 3  –  Short-term Investments:

A.	Comprise:

	Interest rate
		December 31,
	December 31,
	2004	2004	2003

	%	(U.S. $ in thousands)

Trading securities	–	13,556	7,773
Available-for-sale securities	–	16,380	–
Short-term deposits	–	–	1,000
Restricted deposits	0.75–3.52	9,137	–

Total		39,073	8,773

F–32

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3  –  Short-term Investment (cont.):

B.	The following is a summary of marketable debt securities which are classified as available-for-sale:

	December 31,

	2004			2003

	(U.S. $ in thousands)

	Amortized cost	Unrealized gains (losses)	Market value	Amortized costs	Unrealized gains (losses)	Market value

Available-for-sale:
Government debentures	3,513	(11)	3,502	–	–	–
Commercial debentures	11,960	(103)	11,857	–	–	–
Equity funds	980	41	1,021	–	–	–

Total available-for-sale marketable securities	16,453	(73)	16,380	–	–	–

During 2004, the Company recorded proceeds from sales of marketable securities in the amount of $3,130 thousands and related gains of $11 thousands in financial income, net.

Since the Company has the ability and intent to hold these investments until a recovery of fair value, the Company does not consider these investments to be other than temporarily impaired as of December 31, 2004. In addition, these securities have been in a continuous unrealized losses position for a period not more than 12 months.

The estimated fair value of available-for-sale investments as of December 31, 2004, by contractual maturity, are as follows:

	December 31,

	2004		2003

	(U.S. $ in thousands)

	Cost	Market value	Amortized costs	Market value

Available-for-sale:
Matures in one year	980	1,021	–	–
Matures in one to five years	9,835	9,684	–	–
Matures in more than five years	5,638	5,675	–	–

	16,453	16,380	–	–

F–33

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4  –  Loans and Other Investments:

Comprise:

			December 31,

	Interest rate		2004	2003
		Linkage
	%	basis	(U.S. $ in thousands)

Cost of shares (1)			1,788	1,760	*

Long-term prepaid expenses			640	1,082

Restricted deposit	–	Dollar	1,532	–
Deposit	–	Dollar	55	–
Deposit	–	CPI	348	250
Deposit	0–3	Yen	378	–
Loan (2)	–	CPI	506	–

			2,819	250

Total			5,247	3,092

(1)	During 2004 and 2003 impairment losses on cost investments have been identified in the amounts of $93 thousand and $862 thousand respectively.

(2)	No repayment date has been set.

F–34

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5  –  Investments in Affiliates:

A.	The Investments are composed and presented as follows:

	December 31,

	2004	2003

	(U.S. $ in thousands)

Investment in shares:
Cost	28,188	6,503
Goodwill and allocated original excess cost ***	(12,174)	(272)

Net asset value as of acquisition date	16,014	6,231
Equity in post-acquisition undistributed retained losses, net	(4,159)	(5,982)

Net asset value as of the balance sheet date	11,855	249
Balance of goodwill	12,297	–

	24,152	249

Loans to affiliates:
Index-linked and interest-free *	117	196
Linked to the dollar and bearing annual interest of 3.71%*	120	–
Linked to the dollar and interest-free, repayment on January 2007	–	400
Linked to the dollar and interest-free**	–	761
Linked to the dollar and bearing annual interest of LIBOR + 1%, repayment on February 2007	–	1,767

Total	24,389	3,373

*	No repayment date has been set.

**	3 equal installments beginning May 2006 or when the current ratio of the affiliates exceeds 1.25.

***	As from January 1, 2002, the investment is being tested for impairment on an annual basis rather than amortizing the goodwill as required by previous accounting standards (see Note 1H).

B.	Following are details relating to the financial position and results of operations of investees in the aggregate:

	December 31,

	2004	2003

	(U.S. $ in thousands)

Total assets	92,849	17,105

Total liabilities	(31,984)	(13,319)

Net income (loss)	(7,784)	(1,858)

F–35

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6  –  Property and Equipment:

Comprise:

	December 31,

	2004	2003

	(U.S. $ in thousands)

Cost:
Computers and equipment	63,228	52,041
Motor vehicles	5,538	8,371
Buildings	11,614	10,078
Leasehold improvements	8,434	6,396

	88,814	76,886

Accumulated Depreciation:
Computers and equipment	51,933	41,485
Motor vehicles	2,058	3,996
Buildings	2,973	2,283
Leasehold improvements	5,321	3,366

	62,285	51,130

Depreciated balance	26,529	25,756

Depreciation expense totaled $7,810 thousand; $7,251 thousand and $7,536 thousand for the years ended December 31, 2004, 2003 and 2002, respectively.

See Note 14 with respect to pledges.

Note 7  –  Goodwill:

The changes in the carrying amount of goodwill for the year ended December 31, 2004 are as follows:

U.S. $ in thousands

Balance as of January 1, 2004	142,214
Acquisition of additional interest in subsidiaries	6,357
Realization and decrease in shareholding percentage	(5,598)
Acquisition of newly-consolidated subsidiaries	60,524
Realization of previously consolidated subsidiaries	(7,756)
Foreign currency translation adjustments	1,180

Balance as of December 31, 2004	196,921

F–36

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8  –  Other Assets, Net:

Comprised as follows:

A.	Original amounts:

	December 31,

	2004	2003

	(U.S. $ in thousands)

Capitalized software development costs	113,135	86,485	*
Deferred expenses and others	13,369	8,764	*
Deferred tax asset	5,467	5,184

	131,971	100,433

Accumulated amortization:
Capitalized software development costs	62,045	50,001
Deferred expenses and others	5,488	4,319
	67,533	54,320

Total	64,438	46,113

B.

Amortized expenses totaled $11,496 thousand, $10,573 thousand and $5,370 thousand for the years ended December 31, 2004, 2003 and 2002, respectively.

As for impairments of software development cost, see Note 1K.

C.	Estimated deferred expenses and other intangible assets amortization expenses for the years ended:

December 31,	(U.S. $ in thousands)

2005	1,769
2006	1,285
2007	1,246
2008	1,119
2009 and thereafter	1,986

Note 9  –  Debentures:

			December 31,

			2004	2003
		Interest
	Linkage	rate	(U.S. $ in thousands)

Debenture (see note 2C)	CPI	5.77%	15,875	14,160
Convertible debenture (see note 2D)	CPI	4.95%	14,139	–
Convertible debenture	Dollar	5%	2,360	1,180

Total			32,374	15,340

F–37

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10  –  Liabilities to Banks and Others:

A.	Composition:

	Interest rate	Linkage basis	Long-term liabilities	Current maturities	Total long-term liabilities net of current maturities	Total long-term liabilities net of current maturities

	December 31, 2004		December 31, 2004			December 31, 2003

	%		(U.S. $ in thousands)			(U.S. $ in thousands)

	3–7.5	Dollar	26,352	13,315	13,037	19,800
	4.32–7.66	CPI	4,129	1,920	2,209	1,911
	0–9.35	Others	6,337	2,114	4,223	189

			36,818	17,349	19,469	21,900

	Warrants		320	–	320	–

Total			37,138	17,349	19,789	21,900

B.	Maturity Dates:

	December 31,

	2004	2003

	(U.S. $ in thousands)

First year (current maturities)	17,349	7,819
Second year	17,909	16,761
Third year	1,404	4,975
Fourth year	102	42
Fifth year	27	30
Sixth year and thereafter	347	92

Total	37,138	29,719

C.	For details of liens and guarantees, see Note 14.

Note 11  –  Debentures:

Comprised as follows:

			December 31,

			2004	2003

	Linkage	Interest rate	(U.S. $ in thousands)

		Six-month
Convertible debenture (see Note 2G)	Dollar	Libor	5,149	–
Convertible debenture (see Note 2D)	CPI	4.95%	17,363	21,221
Convertible debenture	Dollar	5%	4,720	4,720
Convertible debentuere (see Note 2E)	Dollar	6%	18,246	16,672
Convertible debentuere (see Note 2F)	Dollar	5%	–	11,505

			45,478	54,118
Deferred issuance expenses, net			1,894	1,955

			43,584	52,163
Current maturities			2,360	1,180
Current maturities (see note 2D)			14,139	–

			27,086	50,983

F–38

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12  –  Employee Option Plans in Subsidiaries:

Certain subsidiaries granted options to their employees to purchase shares in the respective companies. The options were mainly granted in the years 1999-2003. In general, the options are exercisable 2-3 years after the date of grant and expire 7-10 years after grant. Most of the options were granted as part of plans that were adopted in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance, which stipulate, inter alia, that the subsidiaries will be able to claim the benefit that was charged to the employees as an expense for tax purposes, if and when the employees become liable for tax on the said benefit. For further information with respect to expenses relating to the benefit to the employees, and additional disclosure required by FAS 123, see Note 1X.

A.	The following is a summary of the status of options plans in BluePhoenix as of December 31, 2004, 2003 and 2002 and changes during the years then ended:

	Year ended December 31, 2004		Year ended December 31, 2003		Year ended December 31, 2002

	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

		$		$		$

Options outstanding at the beginning of the year	2,159,993	4.99	1,347,260	6.56	1,193,650	7.55

Changes during the year:
Granted	163,721	6.00	923,000	3.03	353,560	3.00
Exercised	(33,767)	3.56	(35,267)	2.33	(90,000)	3.57
Forfeited	(157,360)	6.29	(75,000)	9.46	(109,950)	8.9

Options outstanding at the end of the year	2,132,587	5.00	2,159,993	4.99	1,347,260	6.56

Options exercisable at year-end	877,049	6.08	1,233,575	6.04	888,333	7.63

Weighted-average fair value of options granted during the year*		1.71		0.54		1.09

*

The fair value of each option that was granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2004 – 26%, 2003 – 28%, 2002 – 33%, risk-free interest rate 2004 – 2.78%, 2003 – 2.1%, 2002 – 3.1% and expected life: 2004, 2003 and 2002 – 3 years.

F–39

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12  –  Employee Option Plans in Subsidiaries (cont.):

A.	(cont.):

The following table summarizes information in respect of outstanding options as of December 31, 2004.

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2004	Weighted Average Exercise Price

$		Years	$		$

2.25	416,000	8.25	2.25	41,000	2.25
3.00	116,000	8.50	3.00	36,000	3.00
3.00	183,250	7.50	3.00	122,167	3.00
3.00	80,000	7.09	3.00	53,333	3.00
3.50	70,000	8.50	3.50	–	3.50
3.50	20,500	8.75	3.50	–	3.50
4.00	200,000	8.83	4.00	83,333	4.00
4.50	39,483	6.50	4.50	39,483	4.50
4.50	10,000	8.25	4.50	10,000	4.50
5.20	139,500	1.75	5.20	139,500	5.20
5.50	13,000	5.83	5.50	13,000	5.50
6.00	28,000	9.00	6.00	–	6.00
6.00	163,721	9.42	6.00	–	6.00
6.50	311,900	1.21	6.50	–	6.50
6.50	2,000	9.00	6.50	–	6.50
8.00	92,000	4.50	8.00	92,000	8.00
9.00	10,000	4.75	9.00	10,000	9.00
9.63	70,000	5.25	9.63	70,000	9.63
10.50	167,233	6.25	10.50	167,233	10.50

	2,132,587			877,049

B.	The following table is a summary of the status of option plans in Magic as of December 31, 2004, 2003 and 2002:

	Year ended December 31, 2004		Year ended December 31, 2003		Year ended December 31, 2002

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

		$		$		$

Options outstanding at the beginning of the year	3,346,406	2.26	2,751,937	2.31	3,711,655	3.22
Granted	406,601	4.84	1,924,283	2.57	195,773	1.28
Exercised	(973,551)	1.28	(775,284)	1.17	(55,169)	1.38
Cancelled	–	–	–	–	(375,207)	8.16
Forfeited	(266,219)	3.6	(554,530)	3.35	(725,115)	3.01

Outstanding at the end of the year	2,513,237	2.95	3,346,406	2.26	2,751,937	2.31

Exercisable at the end of the year	1,423,970	2.28	1,304,338	1.92	2,103,941	2.35

Weighted average fair value of options granted during the year *		2.2		1.28		0.67

F–40

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12  –  Employee Option Plans in Subsidiaries (cont.):

B.	(cont.):

*

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes Option Valuation Model, with the following weighted-average assumptions for each of the three years in the period ended December 31, 2004: expected volatility of 67.3%, 66.6% and 99.6%, respectively, risk-free interest rates of 2.8%, 1.5% and 1.5% respectively, dividend yields of 0% for each year, and a weighted average expected life of the option of four years for each year.

The following table summarizes information regarding options outstanding as of December 31, 2004:

	Options Outstanding			Options Exercisable

Range of Exercise Price	Number Outstanding at December 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2004	Weighted Average Exercise Price

$		Years	$		$

0–1	313,915	7	0.86	263,812	0.84
1–2	824,090	6	1.16	706,859	1.17
2–3	15,900	5	2.45	14,567	2.42
3–4	665,213	9	3.91	234,862	3.93
4–5	484,958	9	4.12	150,209	4.13
5–6	155,500	9	5.95	–	–
6–7	1,011	5	6.14	1,011	6.14
10–11	43,650	5	10.16	43,650	10.16
18–19	9,000	5	18.79	9,000	18.79

	2,513,237	9	2.95	1,423,970	2.28

C.	The following is a summary of the status of option plans in Matrix as of December 31, 2004 and 2003 and changes during the years then ended:

	Year ended December 31, 2004		Year ended December 31, 2003

	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

		$		$

Options outstanding at the beginning of the year	5,665,002	1.62	3,183,840	1.48
Changes during the year:
Granted	1,359,000	2.26	2,483,562	1.65
Exercised	(890,831)	1.6	–	–
Forfeited	(101,791)	1.64	(2,400)	1.60

Options outstanding at the end of the year	6,031,380	1.8	5,665,002	1.62

Options exercisable at end of year	3,689,752	1.65	2,995,699	1.61

Weighted average fair value of options granted during the year(*)		1.15		5.43

F–41

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12  –  Employee Option Plans in Subsidiaries (cont.):

C.	(cont.):

*

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants: dividend yield of 0% for all the years; expected volatility: 2004 – 31.3%, 2003 – 47.31%, 2002 – 56.7%, risk-free interest rate (in NIS terms) of 3.5% in 2004, 5.5% in 2003 and 3.5% in 2002, and expected lives: 2004 – 9.98 years, 2003 – 7.1 years and 2002 – 7 years.

The following table summarizes information in respect of options outstanding as of December 31, 2004:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2004	Weighted Average Exercise Price

$		Years	$		$

1.39	509,924	5.67	1.39	475,124	1.39
1.62	3,159,456	4.56	1.62	2,295,302	1.62
1.86	1,122,000	5.67	1.86	919,326	1.86
2.32	1,240,000	9.67	2.32	–	2.32

	6,031,380			3,689,752

D.	The following is a summary of the status of options plans in Sapiens as of December 31, 2004, 2003 and 2002 and changes during the years then ended:

	Year ended December 31, 2004		Year ended December 31, 2003			Year ended December 31, 2002

	Number of options	Weighted Average Exercise Price	Number of options		Weighted Average Exercise Price	Number of options		Weighted Average Exercise Price

		$			$			$

Options outstanding at the beginning of the year	1,558,495	10.25	1,580,713	**	11.25	1,569,698	**	12.50
Changes during the year:
Granted	321,539	4.05	157,600		4.06	274,300		4.70
Exercised	(5,000)	4.07	(6,820)		3.91	(55,080)		0.20
Forfeited	(234,163)	10.23	(172,998)		14.05	(208,205)		15.70

Options outstanding at the end of the year	1,640,871 **	9.05	1,558,495	**	10.25	1,580,713	**	11.25

Options exercisable at year-end	1,143,432	11.24	1,095,779		11.86	908,784		12.85

Weighted-average fair value of options granted during the year*		1.46			2.30

F–42

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12  –  Employee Option Plans in Subsidiaries (cont.):

D.	(cont.):

*

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2004 – 65%, 2003 – 83%, 2002 – 97%, risk-free interest rate 2004 – 3.74%, 2003 – 2%, 2002 – 2% and expected life: 2004 – 2.5 years, 2003 – 3.5 years and 2002 – 6 years.

	**	Including 102,100, repriced to zero, as of December 31, 2002, 2003 and 2004.

The following table summarizes information in respect of options outstanding as of December 31, 2004:

	Options Outstanding			Options Exercisable

Range of Exercise Price	Number Outstanding at December 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2004	Weighted Average Exercise Price

$		Years	$		$

–	102,100	5.98	–	102,100	–
1.86–2.63	135,650	9.37	2.57	–	–
3.25–3.75	188,500	7.37	3.57	120,425	3.49
4.06–5.70	863,812	6.71	4.53	570,098	4.43
11.25–16.875	153,810	0.88	11.81	153,810	11.81
19.375–29.375	48,600	5.56	28.91	48,600	28.91
32.5–47.5	110,799	4.13	37.35	110,799	37.35
61.25–69.375	37,600	5.03	67.78	37,600	67.78

	1,640,871		9.05	1,143,432	11.24

F–43

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12  –  Employee Option Plans in Subsidiaries (cont.):

E.	The following is a summary of the status of options plans in Formula Vision as of December 31, 2004 and changes during the year then ended:

	Year ended December 31, 2004

	Number of options	Weighted Average Exercise price

		$

Options outstanding at beginning of the year	1,930,000	0.3
Changes during the year:
Exercised	(130,500)	0.3
Forfeited	(20,000)	0.3

Options outstanding at the end of the year	1,779,500	0.3

Options exercisable at year-end
Weighted-average fair value of options granted during the year*	–

*

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2004 – 37%, risk-free interest rate: 2004 – 3.5% and expected life: 2004 – 6.7 years.

F.	The following table summarizes information in respect of options outstanding as of December 31, 2004:

	Options outstanding			Options exercisable

Range of exercise price	Number Outstanding at December 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2004	Weighted Average Exercise Price

$		Years	$		$

0.3	1,779,500	4	0.3	1,779,500	0.3

F–44

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13  –  Unrealized Gains:

The unrealized gains are composed of the following:

	December 31,

	2004	2003

	(U.S. $ in thousands)

Gain resulting from the sale of certain companies to Formula Vision – Note 2B	–	1,147

Gain resulting from a reverse acquisition of Matrix – Note 2A	–	2,975
Gain resulting from Sintec Media Ltd.	–	227
Gain resulting from T-Soft	–	110

	–	4,459

Note 14  –  Commitments and Contingencies:

A.	Commitments:

Some of the Company’s subsidiaries have commitments to the Chief Scientist in the Ministry of Industry and Trade and to the Marketing Promotion Fund, to pay royalties at a rate of 3%–3.5% of the proceeds from the sale of software products which were developed with the assistance of the Chief Scientist and marketed with the assistance of the Marketing Promotion Fund. The amount of royalties is limited to 100%–150% of the amount received. The subsidiaries are only obliged to repay the grants received from the Office of the Chief Scientist if revenue is generated from the sale of the said software products.

The balance of the contingent liability in respect of the aforesaid, amounted to approximately $11.3 million as at December 31, 2004.

B.	Liens:

	1.	Some of the subsidiaries have liens on leased vehicles, leased equipment and other assets in favor of the leasing companies.

	2.	The Company has pledged securities of certain subsidiaries and bank accounts in favor of banks.

	3.	Some of subsidiaries have given floating charges in favor of banks and other financial institusions

C.	Guarantees:

Formula is a guarantor for the completion of projects performed by some of its subsidiaries.

F–45

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14  –  Commitments and Contingencies (cont.):

D.	Others:

	1.	In connection with credit facilities the Company have entered into a bank agreement with various banks, accordingly the Company committed, among other things:
		a.	To maintain certain financial ratios.
		b.	Not to grant a security interest in all or substantially all their respective assets.
		c.	Not to distribute dividends.
d.

To repay the loans provided by the banks, if so required by the banks, at the discretion of the banks, in the event that Dan Goldstein or Gad Goldstein cease to serve in their current positions in Formula.

In connection with one of the Company credit facilities, Formula committed, among other things, not to distribute dividends. The bank did not object to the distribution of the dividend made by Formula in June 2005.

2.

Under Israel’s Stamp Tax on Documents Law, certain documents are subject to stamp tax. Recently promulgated regulations provide for a gradual phase-out of the stamp tax by 2008. In 2004, however, the tax authorities began an enforcement campaign involving extensive audits of companies’ compliance with the stamp tax obligation with respect to all agreements which had been signed since June 2003.

Formula and certain subsidiaries have received legal advice that there are a variety of defenses relating to its obligation to pay stamp tax or the amount to be paid. The Group’s management believes that the applicable provision in its financial statements as of December 31, 2004 is adequate to cover probable costs arising from this law.

3.

On February 13, 2004 there were public reports that a leak of Microsoft source code had occurred on the Internet. These reports indicated that the source code contained trace references to a subsidiary of a subsidiary (Mainsoft) servers and personnel. Mainsoft’s management team immediately adopted a policy of full cooperation with local authorities, the FBI, and Microsoft in their respective investigation. The FBI has confirmed to the Company that its investigation was continuing as of December 31, 2004. While Mainsoft believes its relationship with Microsoft will continue on terms acceptable to Mainsoft, a change in the relationship could materially adversely affect Mainsoft’s business, results of operation, and financial condition.

F–46

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14  –  Commitments and Contingencies (cont.):

E.	Legal Proceedings:

In July 2003, a former Liraz Systems Ltd. Or Liraz shareholders filed an application with the Tel Aviv Jaffa District Court to approve a claim filed by him against BluePhoenix, as a class action. The claim relates to the acquisition of Liraz shares, which BluePhoenix completed in March 2003. The shareholder alleges that the share price BluePhoenix paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. In the lawsuit, the plaintiff has applied for the court’s approval to represent all of the shareholders of Liraz who sold their shareholdings pursuant to the tender offer and the mandatory acquisition. No hearing has been scheduled for this lawsuit. Based on BluePhoenix’s analysis of the statement of claim, including and evaluation of the fair value of the Liraz shares, and the price paid for Liraz in a previous transaction immediately prior to the tender offer, the Company believes that the allegations against BluePhoenix in this proceeding are without merit and intend to vigorously defend the claim and contest the allegations made therein.

F.	Lease Commitments:

The following are details of the future minimum lease commitments under non-cancelable operating leases as of December 31, 2004:

U.S. $ in thousands

2005	11,976
2006	8,719
2007	6,425
2008	4,136
2009 and thereafter	4,446

35,702

Rent expenses for the years ended December 31, 2004, 2003 and 2002, were approximately $10,215 thousand, $10,293 thousand and $7,418 thousand, respectively.

Note 15  –  Shareholders’ Equity:

A.	Share Capital Authorized, Issued and Outstanding:

	December 31, 2004			December 31, 2003

	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding

	NIS	NIS	NIS	NIS	NIS	NIS

Ordinary shares, NIS 1 par value each	25,000,000	10,824,780	10,800,000	25,000,000	10,824,780	10,800,000

F–47

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15  –  Shareholders’ Equity (cont.):

A.	Share Capital Authorized, Issued and Outstanding (cont.):

1.

The shares are traded on the TASE and through ADSs, each representing one ordinary share of NIS 1 par value, quoted on the NASDAQ National Market in the United States. The closing price of the share on the TASE as of December 31, 2004, was NIS 73.03. The closing price of the ADS on the NASDAQ National Market on that date was $17.

2.

On June 25, 1998, Formula completed a public offering of its shares on the over-the-counter market in the U.S. Formula received $56 million, net, in exchange for 1,600,000 ADSs. The offering price was $35 per share.

	3.	In November 1998, Formula raised approximately $3 million in a private placement of 107,100 of Formula’s shares.

4.

Formula’s General Meetings, in September 1999 and in August 2000, approved the allotment of options to purchase 1,000,000 and 500,000 ordinary shares of Formula, respectively, to Shandol Ltd. (a company transfered to Formula Vision within the framework of the the companies transferred from the Company to Formula Vision – see Note 2B), a wholly-owned subsidiary. The 1,000,000 options were issued in order to assure the availability of Formula’s shares in the event of a request from Shamrock to exercise their option. The 500,000 options were issued in order to assure the availability of Formula’s shares so long as the convertible options are outstanding, with no need for additional action in the future. The exercise price of the options is equal to Formula’s share market price.

	5.	In November 2001, Shandol exercised options to purchase 1,000,000 shares of Formula for a consideration of $12 million.

6.

In November 2001 and January 2002, Shamrock exercised its exchange option for Formula’s shares with respect to companies transferred to Formula Vision, Transtech and Airport Intersystems. In consideration for the shares in the said companies, Shandol transferred to Shamrock 1,000,000 ordinary shares of Formula.

7.

During 2002, Formula repurchased 324,780 of its ordinary shares in the open market for an aggregate of $3.4 million.During 2003, Formula sold 300,000 of its ordinary shares for an aggregate of $4.8 million.

	8.	In December 2003, Formula issued 500,000 ordinary shares consequent to the exercise of options to acquire 500,000 ordinary shares. The options were granted by Formula to Shandol on August 2000.

F–48

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15  –  Shareholders’ Equity (cont.):

B.	Details of Share Options Granted to Employees:

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

The options will be exercisable as follows:

In the period from the end of one year after the grant of the options until the end of three years from the time of grant, each grantee will be entitled to exercise one third of the options granted to him, at the end of each year. The above mentioned option plans comply with the provisions of Section 102 of the Israeli Income Tax Ordinance, which provides, inter alia, that Formula will be able to claim the benefit charged to employees for tax purposes as a tax-deductible expense, if and when the employees become liable for tax on such benefit.

The following is a summary of the status of Formula’s option plans as of December 31, 2004, 2003 and 2002 and for the years then ended:

	Year ended December 31, 2004		Year ended December 31, 2003		Year ended December 31, 2002

		Weighted Average Exercise Price		Weighted Average Exercise Price		Weighted Average Exercise Price
	Number of		Number of		Number of
	Options	$	Options	$	Options	$

Outstanding options at the beginning of the year	64,500	30.8	64,500	30.8	122,850	25
Changes during the year:
Granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Expired and forfeited	–	–	–	–	(58,350)	18.6

Outstanding options at the end of the year	64,500	30.8	64,500	30.8	64,500	30.8

Exercisable options at the end of the year	64,500	30.8	64,500	30.8	43,000	30.8

Weighted avarage fair value of options granted during the year		–		–		–

F–49

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15  –  Shareholders’ Equity (cont.):

B.	Details of Share Options Granted to Employees (cont.):

The following table summarizes information in respect of outstanding options as at December 31, 2004:

	Options Outstanding			Options Exercisable

Range of exercise price	Number Outstanding at	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2004	Weighted Average Exercise Price

$	December 31, 2004	Years	$		$

30.8	64,500	0.92	30.8	64,500	30.8

C.	Dividends:

Formula has not paid any cash dividends on its ordinary shares in the past. Subsequent to December 31,2004 the Company distributed a cash dividend of $53 million (see Note 19A).

Note 16  –  Taxes on Income:

A.	Tax Laws in Israel:

1.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter – the “Law”):

Some operations of certain subsidiaries have been granted “Approved Enterprise” status under the Law. Since the subsidiaries have elected to receive “alternative benefits” under the Law (i.e. waiver of grants in exchange for a tax exemption for a limited period), the following tax rates will apply to its income from the Approved Enterprise (which will be determined based on the increase in the revenue of the subsidiaries during the year, in relation to the revenue in the year preceding the first year of their having the above-mentioned status):

Tax exemption for 2 years, commencing in the first year it generates taxable income. For the remainder of the benefit period – 5 years – a reduced tax rate of 25%.

For some subsidiaries, the percentage of its share capital held by foreign shareholders has exceeded 25%. Therefore its Approved Enterprises qualify for reduced tax rates for an additional three years after the seven years mentioned above.

The period of tax benefits described above will terminate after 7–10 years elapse from the first year in which the subsidiaries have taxable income and 14 years elapse since the Approved Enterprise was granted and 12 years after the commencement of the Approved Enterprise.

F–50

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16  –  Taxes on Income (cont.):

A.	Tax Laws in Israel (cont.):

	1.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter – the “Law”) (cont.):

The entitlement to the above benefits is subject to final ratification by the Investment Center in the Ministry of Industry and Trade, such ratification being conditional upon fulfillment of all terms of the approved program.

In the event of a distribution of a cash dividend out of retained earnings, which are tax exempt due to the above benefits, the subsidiaries would have to pay tax with respect to the amount distributed. Deferred taxes for such taxes were not provided because such undistributed earnings are essentially permanent in duration and could be distributed to shareholders tax free in liquidation, subject to certain conditions.

The Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that is included in an approved investment program.

In the event the subsidiaries fail to comply with the approved program terms, the tax benefits may be canceled and the subsidiaries may be required to refund the amount of the benefits they utilized, in whole or in part, with the addition of linkage differences and interest.

	2.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – the “Inflationary Adjustments Law”):

Results for tax purposes in Israel are measured and reflected in real terms in accordance with the change in the CPI. The consolidated financial statements are presented in dollars. The differences between the change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109”), the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

	3.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Some subsidiaries currently qualifies as an “Industrial Company” as defined by this law, and as such is entitled to certain tax benefits including, inter alia, depreciation at increased rates as stipulated by regulations published under the Inflationary Adjustments Law and the right to deduct for tax purposes, over a period of 3 years, expenses relating to public issue of shares. If realized, any tax benefit relating to issuance expenses is credited to capital surplus.

F–51

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16  –  Taxes on Income (cont.):

A.	Tax Laws in Israel (cont.):

	4.	Tax Rates Applicable to Income from Other Sources in Israel:

Income not eligible for “Approved Enterprise” benefits mentioned in 1. above is taxed at the regular corporate tax rate of 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and thereafter.

B.	Subsidiaries Outside Israel:

Subsidiaries that are not an Israeli resident are taxed in the countries in which they are resident, according to the tax laws in those countries.

C.	Cumulative Tax Losses:

The Company have cumulative operating losses for tax purposes as of December 31, 2004 totaling approximately $323,995 thousand, of which $229,091 thousand is in respect of Companies in Israel (December 31, 2003 – $127,183 thousand), and approximately $94,904 thousand in respect of Companies abroad (December 31, 2003 – $63,796 thousand). The likelihood of the utilization of most of these losses in the future is low. Therefore, no deferred tax asset has been recorded in respect of such losses.

D.	Income Tax Assessments:

Formula received final tax assessments through the tax year 2000.

E.	Deferred Taxes:

	1.	Composition:

	December 31,

	2004	2003	2002

	(U.S. $ in thousands)

Net operating losses carried forward	98,756	85,560	71,795

Software development costs	2,329	1,080	324

Allowances and reserves	4,865	5,465	6,633

	105,950	92,105	78,752

Valuation allowance	(97,690)	(85,335)	(76,105)

Total	8,260	6,770	2,647

F–52

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16  –  Taxes on Income (cont.):

E.	Deferred Taxes (cont.):

	1.	Composition (cont.):

Most of the valuation allowances, the Company and its subsidiaries provided, are against the deferred tax assets in respect of its tax losses carryforward. As a result most of the valuation allowance is for long term.

Valuation allowances relating to the acquisition of Formula Vision totaled $22 million as of December 31, 2004. If this valuation allowance is decreases, the reversal will reduce the goodwill that was established in the acquisition.

As a result of Formla Vision acquisition, the Company’s valuation allowance increased by $22 million which was offset by a decrease in Matrix valuation allowance in the amount of $9 million. due to the use of net oparating loss caryforward.

2.	Presentation in balance sheets:

	December 31,

	2004	2003

	(U.S. $ in thousands)

Stated in current assets	3,751	2,528

Stated in other assets	5,467	5,184

Stated in long term liabilities	(958)	(942)

Total included in balance sheets	8,260	6,770

F.	Income (Loss) Before Taxes on Income:

	Year ended December 31,

	2004	2003	2002

	(U.S. $ in thousands)

Domestic	25,205	2,498	(178)

Foreign	(7,472)	8,351	(335)

Total	17,733	10,849	(513)

F–53

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16  –  Taxes on Income (cont.):

G.	Taxes on Income Included in Statements of Operations:

	Year ended December 31,

	2004	2003	2002

	(U.S. $ in thousands)

Current taxes:

In Israel	4,445	1,584	2,112

Abroad	798	924	1,221

	5,243	2,508	3,333

Taxes in Israel in respect of prior years	184	(795)	(954)

Deferred taxes, net	(796)	827	(365)

Total	4,631	2,540	2,014

H.	Theoretical Tax:

The following is a reconciliation between the theoretical tax expense, assuming that all income was taxed at ordinary tax rates, and the actual income tax expense, as recorded in the statement of operations:

	Year ended December 31,

	2004	2003	2002

	(U.S. $ in thousands)

Income (loss) before taxes on income, as per the statement of operations	17,733	10,849	(513)

Statutory tax rate in Israel	35%	36%	36%

Theoretical tax expense (benefit)	6,207	3,906	(185)

Additional tax (tax savings) in respect of:

Non-deductible expenses	1,727	(162)	421

Tax-exempt income (mainly relating to decrease in shareholdings)	(2,677)	(71)	(2,117)

Tax-exempt income and reduced tax rates in companies which have approved enterprises	(461)	(74)	228

Losses and temporary differences for which deferred taxes were not recorded	66	(55)	5,083

Taxes in respect of previous years	118	(795)	(954)

Effect of the Inflationary Adjustments Law	(140)	41	(717)

Other	(209)	(250)	255

Taxes on income as per the statement of operations	4,631	2,540	2,014

Effective tax rate – in %	26.1	23.4	–

F–54

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16  –  Taxes on Income (cont.):

I.	Tax reform:

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced, according to which an Israeli Company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. The Company’s management cannot estimate at present whether the reform will have an effect on the Group’s future results of operations.

Note 17  –  Supplementary Financial Statement Information:

Balance Sheet:

A.	Other Current Assets:

Composition:

	December 31,

	2004	2003

	(U.S. $ in thousands)

Government departments	6,510	5,380
Employees (1)	1,064	1,084
Prepaid expenses and advances to suppliers	12,489	6,753
Deferred taxes	3,751	2,528
Affiliates	109	646
Accounts receivable resulting from realization of holdings in affiliates	–	312
Other	2,182	2,143

Total	26,105	18,846

          (1)      Some of these balances are linked to the CPI, and bear interest at an annual rate of 4%.

F–55

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17  –  Supplementary Financial Statement Information (cont.):

B.	Liabilities to Banks and Others:

Composition:

	Interest rate
			December 31,
	December 31,
	2004		2004	2003
		Linkage basis
	%		(U.S. $ in thousands)

Bank overdraft	4.5 – 17.7	Unlinked	3,647	6,179
Short-term bank loans	4.7 – 9.9	Unlinked	49,633	15,224
Short-term bank loans	2.8 – 4.9	Dollar	32,759	19,215
Short-term bank loans	5 – 6.5	CPI	905	14,441
Short-term bank loans	4.03	Euro	682	3,665
Current maturities of long-term loans from banks			17,349	7,819	*

Total			104,975	66,543

         *     Reclassified.

C.	Other Accounts Payable:

Composition:

	December 31,

	2004	2003

	(U.S. $ in thousands)

Employees and other wage and salary related liabilities	25,933	24,961
Government departments	11,156	10,179
Prepaid income and customer advances	32,676	18,809
Accrued expenses and other current liabilities	11,340	17,143

Total	81,105	71,092

F–56

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17  –  Supplementary Financial Statement Information (cont.):

D.	Restructuring and Non-Recurring Costs:

	Year ended December 31,

	2004	2003	2002

	(U.S. $ in thousands)

Wages and related expenses	–	–	1,169
Relocation expenses	–	–	396
Expenses relating to closing of branches	–	–	264
Other	–	–	–

Total	–	–	1,829

Restructuring expenses were recorded by consolidated companies. During 2002, these companies announced the adoption of a restructurning plan in order to reduce expenses and improve organizational and business efficiency.

E.	Financial (Expenses) Income, Net:

Composition:

	Year ended December 31,

	2004	2003	2002

	(U.S. $ in thousands)

Financing income	4,047	4,726	12,621
Financing costs related to long-term credit	(5,355)	(3,347)	(2,601)
Financing costs related to short-term credit and others	(8,686)	(6,046)	(6,314)
Gain (loss) from marketable securities	1,090	991	(101)

Total	(8,904)	(3,676)	3,605

F.	Other Expenses, Net:

Composition:

	Year ended December 31,

	2004	2003	2002

	(U.S. $ in thousands)

Gain (loss) on sale of fixed assets, net	60	26	(176)
Dividend received from another company	770	–	–
Impairment in value of investment in affiliates and other companies	(471)	(915)	(1,656)
Other	(691)	799	(268)

Total	(332)	(90)	(2,100)

F–57

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17  –  Supplementary Financial Statement Information (cont.):

G.	Gain on Realization of Shareholdings, Net:

Composition:

	Year ended December 31,

	2004	2003	2002

	(U.S. $ in thousands)

Loss from realization of Compubyte Computers	–	–	(609)
Gain from realization of investment in Level 8	171	376	5,466
Gain (loss) from sale and decrease in shareholding percentage in Magic	1,151	294	(38)
Gain from realization of investment in the News Company	142	409	–
Gain from sale and decrease in shareholding percentage in Formula Vision	383	–	–
Gain from sale and decrease in shareholding percentage in Matrix	3,557	1,131	915
Gain (loss) from sale and decrease in shareholding percentage in New Applicom	–	(93)	–
Realization of investment in warrants in Matrix	–	300	–
Gain from decrease in shareholding percentage in Babylon	651	–	–
Realization of unrealized gain in Matrix (see Note 2A)	2,820	342	–
Gain (loss) on realization of other investments	18	(3)	(1,066)

Total	8,893	2,756	4,668

H.	Operating Segments:

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

F–58

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17  –  Supplementary Financial Statement Information (cont.):

H.	Operating Segments (cont.):

Proprietary Software Products

The Group designs, develops and markets proprietary software solutions for sale in selected niche markets worldwide. The following is a list of the proprietary software solutions that are marketed by the Group:

Modernization solutions, Magic-technology, Magic eMerchant, solutions for law enforcement, Application software for long term care industry, car rental solutions, solutions for banking and finance, solutions for telecommunications, CRM systems, Sapiens eMerge, re-engineering and AppBuilder, solutions for insurance industry such as Sapiens & Merge technology.

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

The following is a list of the companies included in each operating segment, as of December 31, 2004:

Software Services:
Matrix IT Ltd. NextSource Inc.

Proprietary Software Products:
BluePhoenix Solutions Ltd. Magic Software Enterprises Ltd. Sapiens International Corporation N.V. Formula Vision Technologies (F.V.T.) Ltd.

F–59

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17  –  Supplementary Financial Statement Information (cont.):

H.	Operating Segments (cont.):

The Company evaluates the performances of each segment, software services and proprietary software products, based on operating income/loss. Headquarters expenses are allocated proportionally between the segments:

	Software Services	Proprietary Software Products	Total

	(U.S. $ in thousands)

Revenues:
2004	230,880	231,435	462,315
2003	196,782	170,048	366,830
2002	172,068	113,121	285,189

Inter-segment sales:
2004	3,618	2,087	5,705
2003	–	–	–
2002	726	1,153	1,879

Operating income (loss):
2004	15,017	3,059	18,076
2003	8,289	3,570	11,859
2002	(1,435)	(5,251)	(6,686)

Financial income (expenses):
2004	(3,504)	(5,400)	(8,904)
2003	(3,205)	(471)	(3,676)
2002	5,549	(1,944)	3,605

Net income (loss)
2004	12,178	(4,079)	8,099
2003	2,106	1,014	3,120
2002	(1,105)	(1,301)	(2,406)

F–60

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17  –  Supplementary Financial Statement Information (cont.):

H.	Operating Segments (cont.):

	Software Services		Proprietary Software Products	Total

	(U.S.$ in thousands)

Identifiable assets:
2004	181,200		380,107	561,307
2003	162,361	*	236,915	399,276	*

Identifiable liabilities:
2004	133,458		230,203	363,661
2003	132,078	*	116,179	248,257	*

Depreciation and amortization:
2004	4,714		15,883	20,597
2003	5,602		12,945	18,547
2002	5,196		7,710	12,906

Investments in segment assets:
2004	1,877		3,841	5,718
2003	1,924		2,963	4,887

*	Reclassified.

Reconciliation between the data on sales and income of the operating segments and the data in the consolidated financial statements:

	2004	2003	2002

	(U.S. $ in thousands)

Revenues:
Revenues as above	462,315	366,830	285,189
Less inter-segment transactions	(5,705)	–	(1,879)

Revenues as per statement of operations	456,610	366,830	283,310

F–61

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17  –  Supplementary Financial Statement Information (cont.):

H.	Operating Segments (cont.):

	2004	2003

	(U.S. $ in thousands)

Identifiable assets:
Total assets of operating segments	561,307	399,276	*
Assets not identifiable to a particular segment	127,766	159,436
Elimination of inter-segment assets and other	(48,053)	(14,684)

Total assets as per consolidated balance sheet	641,020	544,028

Identifiable liabilities:
Total liabilities of operating segments	363,661	248,257	*
liabilities not identifiable to a particular segment	42,030	65,730
Elimination of inter-segment liabilities and other	(48,028)	(14,214)

Total liabilities as per consolidated balance sheet	357,663	299,773

	*	Reclassified.

I.	Geographical Information:

	1.	The Company’s Long-Lived Assets are as follows:

	December 31,

	2004	2003

	(U.S. $ in thousands)

Israel	64,032	51,656
U.S.A.	7,355	6,126
Others	6,231	4,458

Total	77,619	62,240

2.	Revenues:

Revenues classified by geographic area:

	Year ended December 31,

	2004	2003	2002

	(U.S. $ in thousands)

Israel	213,020	171,108	156,212
International:
United States	106,849	93,695	65,654
Other	136,741	102,027	61,444

	243,590	195,722	127,098

Total	456,610	366,830	283,310

Classification was based on the location of the customers.

F–62

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17  –  Supplementary Financial Statement Information (cont.):

J.	Earnings (Loss) Per Share:

The following table presents the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,

	2004		2003	2002

	(U.S. $ in thousands)

Amount for basic earnings (loss) per share – income available to shareholders	7,884		2,909	(2,406)

Effect of dilutive securities of subsidiaries	(885)		(466)	–

Amount for diluted earnings (loss) per share – income available to shareholders	6,999		2,443	(2,406)

Weighted average shares outstanding
Denominator for basic net earnings (loss) per share	10,800		10,037	10,171
Effect of dilutive securities	–	*)	248	– *)

Denominator for diluted net earnings (loss) per share	10,800		10,285	10,171

Basic net earnings (loss) per share	0.73		0.29	(0.24)

Diluted net earnings (loss) per share	0.65		0.24	(0.24)

           *)      Anti dilutive.

Options to purchase 500,000 Formula shares in 2002, at market price were outstanding, but were not included in the computation of the diluted EPS because the options have an anti-dilution effect. Options to purchase 2,000,000 shares and employees’ options to purchase 64,500 shares in the year 2002 at an exercise price of $15.8 and $30.8, respectively, were outstanding, but were not included in the computation of the diluted EPS because the options have an anti-dilution effect.

F–63

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18  –  Transactions with Related Parties:

A.

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

On March 31, 2002, Formula lent an additional amount of $19.4 million to Formula Vision in consideration for a series of debentures with similar terms to the debentures issued in December 2001. . This series of transactions is considered a related party transaction since Dan and Gad Goldstein serve as directors of Formula and Formula Vision.

For more information about the transaction between Formula and Formula Vision, see Note 2B.

B.	In November 2002, Formula completed a sale to Matrix of its entire shareholdings in New Applicom, Sintec and Sivan, for an aggregate consideration of $29.6 million.

C.

In November 2002, Formula sold to BluePhoenix, in a share exchange transaction, its 57.9% interest in Liraz. In consideration, BluePhoenix issued to Formula BluePhoenix’s ordinary shares representing 9% of BluePhoenix’s outstanding share capital. The exchange ratio was set at 1:1.67, which Formula believes reflects a fair ratio between the values of the two companies.

F–64

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19  –  Subsequent Events:

A.

On December 29, 2004, Formula announced that it had concluded negotiations with FIMI, regarding a private placement of 2,400,000 Formula shares. The shares were issued to an entity which was established by Dan Goldstein, Formula’s CEO and Chairman of the Board, and FIMI Opportunity Fund and parties related to it, in equal parts. Prior to the private placement, Dan Goldstein also transferred to the joint entity all of his 2,000,000 shares of Formula.

The price per share in these transactions was $15.31 (the closing price of Formula shares on December 28, 2004), for a total of $36 million that was paid to Formula in the private placement.

Following the transactions, the joint entity holds a total of 4,400,000 Formula shares, which constitutes a controlling interest comprising of approximately 33% of Formula’s outstanding shares. The joint entity also purchased Dan Goldstein’s shares in Formula Vision.

On March 3, 2005, Formula issued the said shares and received $35.5 million.

B.	On June 1, 2005, Formula distributed a cash dividend, in the amount of $53 million.

C.	On June 20, 2005, Formula repaid the outstanding amount of the debentures issued by it to the public in Israel, in May 2002 (see Note 2C).

The aggregate amount repaid by Formula to the debentures holders was approximately $14.9 million.

F–65

REPORTS OF INDEPENDENT AUDITORS WITH RESPECT TO SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

MAGIC SOFTWARE ENTERPRISES LTD.

          We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. (the “Company”) and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 14% and 19% as of December 31, 2003 and 2004, respectively, and total revenues of 39%, 34% and 39% for each of the three years in the period ended December 31, 2004. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2003 and 2004, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 15, 2005	A Member of Ernst & Young Global

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Magic Software Enterprises (UK) Limited

We have audited the accompanying balance sheets of Magic Software Enterprises (UK) Limited (“the Company”), as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstrances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in an material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the related results of their operations for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States

LEVY COHEN & CO.
Certified Public Accountants
and Registered Auditors
7 February 2005

S. Levy C.P.A. (ISR)	Registered by The Institute of Chartered Accountants in
England and Wales to carry out Company Audit work

Grant Thornton ASG Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

We have audited the accompanying balance sheet of Magic Software Japan K. K. (the “Company”) as of December 31, 2004, and the related statements of income and accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magic Software Japan K. K. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Tokyo, Japan
January 21, 2005

Member of Grant Thornton International

▪	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067 Israel	▪	Phone 972-3-6232525 Fax 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Sapiens International Corporation N.V.

          We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N. V. and its subsidiaries (the “Company”) as of December 31, 2003 and 2004 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sapiens International Corporation N. V. and its subsidiaries as of December 31, 2003 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with U. S. generally accepted accounting principles

Tel-Aviv, Israel February 9, 2005, except for Note 17b, as to which the date is May 30, 2005	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

N.I.P. NIKUV INTERNATIONAL PROJECTS LTD.

          We have audited the accompanying consolidated balance sheets of N.I.P. Nikuv International Projects Ltd. (“the Company”) and its subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004, and the consolidated statements of income and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel May 15, 2005	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Dan Goldstein	June 30, 2005

Dan Goldstein		Date
Chairman of the Board and Chief Executive Officer

Exhibit Index

Exhibit No.

1.1	Memorandum of Association*

1.2	Articles of Association as amended on January 7, 2001**

2	The description of terms of debentures issued by the Registrant in May 2002, contained in Section 2.3 of the prospectus of the Registrant dated May 23, 2002 ***

4.1	Agreement dated October 1, 1999 between the Registrant and Shamrock Holdings of California Inc.****

4.2	Agreement dated January 24, 2001 among the Registrant, Sapiens International Corporation N.V. and Yarnfield International Limited**

4.3	Amendment to the agreement among the Registrant, Sapiens International Corporation N.V. and Yarnfield International Limited, dated October 20, 2002*****

4.4	Agreement dated December 30, 2001 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd. (English summary accompanied by Hebrew original)******

4.5	Agreement dated December 15, 2003 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd. *****

4.6	Share Purchase Agreement dated February 16, 2005 between the Registrant and FIMGold LP

4.7	Registration Rights Agreement dated March 3, 2005 between the Registrant and FIMGold LP

4.8	Form of the 1997 Share Option Plan (English translation from Hebrew original)*

4.9	Form of the 2000 Share Option Plan (English translation from Hebrew original)**

4.10	Letter of Indemnification, dated February 14, 2002******

8	List of Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act

12.2	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act

* Incorporated by reference to the Registration Statement on Form F-1 (File No. 333- 8858).
** Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2001.
*** Incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on June 14, 2002.
**** Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2000.
***** Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2004.
****** Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.