Form 20-F/A
period 2004-12-31
FORMULA SYSTEMS (1985) LTD
filed 2005-06-30
CIK 1045986

FORM 20-F/A
(Amendment No. 1)
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

American Depositary Shares
Ordinary Shares, NIS 1 par value
(Title of Class)

As of December 31, 2004, the registrant had 10,800,000 outstanding ordinary shares, NIS 1 par value, of which 412,472_were represented by American depositary shares as of such date.

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

Item 17 ☐ Item 18 ☒

EXPLANATORY NOTE

        This Amendment No. 1 to the Annual Report on Form 20-F is being filed with the Securities and Exchange Commission for the sole purpose of correcting a typographical error appearing on the cover page of the Annual Report pursuant to which the numberof outstading ordinary shares, NIS 1 par value, of the registrant as of December 31, 2004 was reported as 13,200,000, rather than 10,800,000 as amended and currently reported on the cover page of the Annual Report. The number of outstanding ordinary shares appearing elsewhere in this Annual Report is correct.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

FORMULA SYSTEMS (1985) LTD. BY: /S/ Dan Goldstein —————————————— Dan Goldstein Chairman of the Board and Chief Executive Officer

Date: June 30, 2005

3

Exhibit Index

Exhibit No.

1.1	Memorandum of Association*

1.2	Articles of Association as amended on January 7, 2001**

2	The description of terms of debentures issued by the Registrant in May 2002, contained in Section 2.3 of the prospectus of the Registrant dated May 23, 2002 ***

4.1	Agreement dated October 1, 1999 between the Registrant and Shamrock Holdings of California Inc.****

4.2	Agreement dated January 24, 2001 among the Registrant, Sapiens International Corporation N.V. and Yarnfield International Limited**

4.3	Amendment to the agreement among the Registrant, Sapiens International Corporation N.V. and Yarnfield International Limited, dated October 20, 2002*****

4.4	Agreement dated December 30, 2001 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd. (English summary accompanied by Hebrew original)******

4.5	Agreement dated December 15, 2003 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd. *****

4.6	Share Purchase Agreement dated February 16, 2005 between the Registrant and FIMGold LP†

4.7	Registration Rights Agreement dated March 3, 2005 between the Registrant and FIMGold LP†

4.8	Form of the 1997 Share Option Plan (English translation from Hebrew original)*

4.9	Form of the 2000 Share Option Plan (English translation from Hebrew original)**

4.10	Letter of Indemnification, dated February 14, 2002******

8	List of Subsidiaries†

12.1	Certification of the Chief Executive Officer pursuant toss.302 of the Sarbanes-Oxley Act†

12.2	Certification of the Principal Financial Officer pursuant toss.302 of the Sarbanes-Oxley Act†

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act†

4

Exhibit No.

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act†

15.1	Additional Certification of the Chief Executive Officer

15.2	Additional Certification of the Principal Financial Officer

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

†        Previously filed.

5