Form 20-F/A
period 2004-12-31
FORMULA SYSTEMS (1985) LTD
filed 2005-12-20
CIK 1045986

FORM 20-F/A
                                (Amendment No. 2)
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934;

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004;

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from __________ to ___________

Commission File Number: 0-29442

                           FORMULA SYSTEMS (1985) LTD.
                           ---------------------------

             (Exact name of registrant as specified in its charter)

                                     Israel
                                     ------
                 (Jurisdiction of incorporation or organization)

                  3 Abba Eban Boulevard, Herzlia 46725, Israel
                  --------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                           American Depositary Shares
                        Ordinary Shares, NIS 1 par value
                        --------------------------------
                                (Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                           American Depositary Shares
                        Ordinary Shares, NIS 1 par value
                        --------------------------------
                                (Title of Class)

As of December 31, 2004, the registrant had 10,800,000 outstanding ordinary shares, NIS 1 par value, of which 412,472 were represented by American depositary shares as of such date.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes X  No ___

Indicate by check mark which financial statement item the registrant has elected to follow:



                                Item 17 Item 18 X

                                    P A R T I
                                   ===========

      Some of the statements in this annual report, including those in the Risk Factors, Operating and Financial Review and Prospects and Business Overview sections, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, strategies, expectations, intentions, future financial performance and other statements that are not historical facts. We use words like "anticipates", "believes", "expects", "future" "intends", and similar expressions to mean that the statement is forward-looking. You should not unduly rely on these forward-looking statements, which apply only as of the date of this annual report. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Risk Factors.

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

      As used in this annual report, references to "we", "our", "ours" and "us" refer to Formula Systems (1985) Ltd. and its subsidiaries, unless otherwise indicated. References to "Formula" refer to Formula Systems (1985) Ltd.

      All trademarks appearing in this annual report are the property of their respective holders.

      The purpose of this 20F/A is to provide additional disclosure in response to comments from the Securities and Exchange Commission. This amendment does not reflect events occurring after the origional filing of the Form 20-F or modify or update thoes disclosures in Form 20-F, expect to reflect the addional disclosure described above.

                                TABLE OF CONTENTS


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................3
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE...............................3
ITEM 3. KEY INFORMATION.......................................................3
ITEM 4. INFORMATION ON THE COMPANY...........................................17
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................47
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................63
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................74
ITEM 8. FINANCIAL INFORMATION................................................80
ITEM 9. THE OFFER AND LISTING................................................81
ITEM 10. ADDITIONAL INFORMATION..............................................83
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS.........97
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............98
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................98
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS.....................................................................98
ITEM 15. CONTROLS AND PROCEDURES.............................................98
ITEM 16. [RESERVED]..........................................................99
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT...................................99
ITEM 16B. CODE OF ETHICS.....................................................99
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.............................99
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES........100
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUERAND AFFILIATED
PURCHASERS..................................................................100
ITEM 17. FINANCIAL STATEMENTS...............................................101
ITEM 18. FINANCIAL STATEMENTS...............................................101
ITEM 19. EXHIBITS...........................................................101
Exhibit Index...............................................................104

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


ITEM 3. KEY INFORMATION

A     Selected Financial Data

        The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derive the consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004, and the balance sheet data as at December 31, 2003 and 2004 from our consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements have been audited by Ziv Haft certified public accountants (Isr.) BDO member firm. The consolidated income statement data for the years ended December 31, 2000 and 2001 and the consolidated balance sheet data for the years ended December 31, 2000, 2001 and 2002 is derived from our audited financial statements not included in this annual report. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report. See "Item 5. Operating and Financial Review and Prospects."

                                       Year Ended December 31,
                             ---------------------------------------------
                             ---------------------------------------------
                                 2004    2003    2002     2001    2000
                                 ----    ----    ----     ----    ----
                                                 $
                                                 -
                               (In thousands, except per share data)
Consolidated Statement of
Operations Data:

Revenues                     $456,610 $366,830 $283,310 $387,682 $402,469
Cost of revenues              284,961  230,500  186,908  261,346  239,506
                                       -------  -------  -------  -------
Gross profit                  171,649  136,330   96,402  126,336  162,963
Research and development       25,036   17,368   15,967   21,287   20,465
costs, net
Selling, general and          128,537  107,103   85,292  151,345  142,006
administrative expenses
Restructuring and
non-recurring costs               --      --      1,829   10,998    2,444
                                 ----    ----     -----   ------    -----
Operating income (loss)        18,076   11,859   (6,686) (57,294)  (1,952)
Financial income (expenses),   (8,904)  (3,676)   3,605    2,680    8,467
net
Gain on realization of          8,893    2,756    4,668      773   66,651
shareholdings, net
Other expenses, net               332       90    2,100   36,719      315
                                  ---       --    -----   ------      ---
Income (loss) before taxes     17,733   10,849     (513) (90,560)  72,851
on income
Taxes on income                 4,631    2,540    2,014    6,239   13,131
Equity in losses of            (2,523)  (1,071)  (2,327)  (9,926)  (5,633)
affiliated companies, net
Minority interest in losses    (2,480)  (4,118)   2,448   46,864  (16,108)
                               -------  -------   -----   ------   ------
(profit), net
Net income (loss)               8,099    3,120   (2,406) (59,861)  37,979
Earnings (loss) per share:
Basic earnings (loss)            0.73     0.29    (0.24)   (6.42)    4.07
Diluted earnings (loss)          0.65     0.24    (0.24)   (6.42)    4.06
Weighted average number of
shares outstanding:
Basic                          10,800   10,037   10,171    9,325    9,322
Diluted                        10,800   10,285   10,171    9,325    9,363


                                        As of December 31,


                                 2004    2003     2002     2001    2000
                                 ----    ----     ----     ----    ----
                                                 $
                                           (In thousands)
                                           --------------
Consolidated Balance Sheet
Data:
Total assets                  641,020  544,008  467,245  454,544  551,901
Total liabilities             357,663  299,773  241,766  192,532  158,259
Shareholders' equity          186,778  176,004  153,349  166,421  229,672


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

     Our quarterly and annual revenues, gross profits and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations:

     o acquisitions and dispositions of companies and consolidation of our subsidiaries;

     o     the size, time and recognition of revenue from significant contracts;

     o     timing of product releases;

     o     timing of contracts;

     o timing of completion of specified milestones and delays in implementation;

     o     changes in the proportion of service and license revenues;

     o     price and product competition;

     o increases in selling and marketing expenses, as well as other operating expenses;

     o     adverse economic conditions and currency fluctuations;

     o the global business slow-down and the decline in capital spending in the information technology sector; and

     o     consolidation of our customers.

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

      We face competition, both in Israel and internationally, from a variety of companies, including companies with significantly greater resources than us who are likely to enjoy substantial competitive advantages, including:

   o  longer operating histories;

   o  greater financial, technical, marketing and other resources;

   o  greater name recognition;

   o  well-established relationships with our current and potential clients;
      and

   o  a broader range of products and services.

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

     Our strategy includes selective acquisitions of, and investments in, companies offering products and services suitable for integration into our business. We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. We may engage in discussions and negotiations with companies about our acquiring or investing in those companies' businesses, products, services or technologies. We cannot assure you that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, or if any of our subsidiaries acquires control in another subsidiary or affiliate, the acquirer could have difficulty assimilating that company's personnel, operations, technology or products and service offerings into its own. The key personnel of the acquired company may decide not to work for the acquirer. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

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

     Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt and sell or acquire assets. Our loan agreements also contain various covenants which require us to maintain certain financial ratios related to shareholders' equity and operating results that are customary for companies of comparable size. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us or to our shareholders.

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

     We intend to continue to focus our efforts on selling proprietary software solutions in international markets. We expect to continue devoting significant resources to these efforts. If we are unable to continue achieving market acceptance for our solutions or otherwise continue to successfully penetrate international markets, our business will be harmed. In 2003 and 2004, we received approximately 53% of our total revenues from customers located outside of Israel. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including:

     o changing product and service requirements in response to the formation of economic and marketing unions, including the European Union;

     o   economic or political changes in international markets;

     o greater difficulty in accounts receivable collection and longer collection periods;

     o   unexpected changes in regulatory requirements;

     o   difficulties and costs of staffing and managing foreign operations;

     o the uncertainty of protection for intellectual property rights in some countries;

     o   multiple and possibly overlapping tax structures; and

     o   currency and exchange rate fluctuations.

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

If we fail to satisfy our customers' expectations regarding our solutions, our contracts may be cancelled and we may be the subject of damages claims.

      In the event that we fail to satisfy our customers' expectations from the results of the implementation of our solutions, or if we fail to timely deliver our solutions to our customers, these customers may suffer damages. When this occurs, customers can cancel our contracts. Any cancellation of a contract could cause us to suffer damages, since we might not be paid for costs that we incurred in performing services prior to the date of cancellation. In addition, from time to time we may be subject to claims as a result of not delivering our products on time or in a satisfactory manner. Such claims may lead to material damages.

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

We are exposed to significant claims for damage caused to our customers' information systems.

      Some of the products and services we provide involve key aspects of customers' information systems. These systems are frequently critical to our customers' operations. As a result, our customers have a greater sensitivity to failures in these systems than do customers of other software products generally. We have never been the subject of a material damages claim related to our products and services. However, if a customer's system fails during or following the provision of products or services by us, or if we fail to provide customers with proper support for our software products, we are exposed to the risk of a claim for substantial damages being filed against us, regardless of our responsibility for the failure. When possible, we limit our liability under our product and service contracts. We cannot guarantee that these limitations of liability, if any, would be sufficient to protect us against legal claims. We maintain general liability and professional liability insurance coverage. However, we cannot assure you that our insurance coverage will be sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. If we lose one or more, large claims against us that exceed available insurance coverage, our business, operating results and financial condition may be materially adversely affected. In addition, the filing of legal claims against us in connection with contract liability may cause us negative publicity and damage to our reputation.

If third parties assert claims of infringement against us, we may suffer substantial costs and diversion of management's attention.

     Substantial litigation over intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. Although our products and services have never been the subject of an infringement proceeding, we cannot predict whether third parties will assert claims of infringement against us. In addition, our employees and contractors have access to software licensed by us from third parties. A breach of the non-disclosure undertakings by any of our employees or contractors may lead to a claim of infringement against us. Any claims, with or without merit, could:

     o    be expensive and time-consuming to defend;

     o    divert management's attention and resources; or

     o require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component.

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

      Following a private placement consummated by Formula in March 2005, and the sale by Dan Goldstein of his entire shareholdings in Formula to FIMGold Limited Partnership, referred to as FIMGold LP, FIMGold LP owns approximately 33.3% of our outstanding ordinary shares. FIMGold LP is owned in equal shares by Dan Goldstein, our chief executive officer and chairman of the board, and FIMI Opportunity Fund, L.P. and parties related to it, jointly referred to as FIMI OpportunityFund. As a result, FIMGold LP is able to influence significantly the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This share ownership may have the effect of delaying or preventing a change in control. In addition, potential conflicts of interest may arise in the event that we enter into agreements or transactions with Dan Goldstein or his brother Gad Goldstein, our president and a member of our board. Although Israeli law imposes certain procedures (including shareholder approval) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable. See "Item 7.B. Related Party Transactions."

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

     The stock market in general has experienced during recent years extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our ordinary shares and American Depositary Shares, or ADSs. During 2003, for example, the market price of our ADSs fluctuated between $6.71 and $18.05, and in 2004, the market price of our ADSs fluctuated between $13.44 and $21.80. The market price of the ordinary shares and the ADSs may fluctuate substantially due to a variety of factors, including:

     o any actual or anticipated fluctuations in our or our competitors' quarterly revenues and operating results;

     o shortfalls in our operating results from levels forecast by securities analysts;

     o    public announcements concerning us or our competitors;

     o    results of integrating investments and acquisitions;

     o the introduction or market acceptance of new service offerings by us or our competitors;

     o    changes in product pricing policies by us or our competitors;

     o    changes in security analysts' financial estimates;

     o    changes in accounting principles;

     o    sales of our shares by existing shareholders; and

     o    the loss of any of our key personnel.

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

     Although we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during 2004, we cannot assure you that we will not be treated as a passive foreign investment company in 2005 or in future years. We would be a passive foreign investment company if 75% or more of our gross income in a taxable year is passive income. We would also be a passive foreign investment company if at least 50% of our assets in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of you will be subject to adverse tax consequences, including having gain realized on the sale of our ordinary shares or ADSs be treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sale proceeds. A decline in the value of our ordinary shares or ADSs may result in our being a PFIC. United States shareholders should consult with their own tax advisors with respect to the United States tax consequences of investing in our ordinary shares.

     For a discussion of how we might be characterized as a PFIC and related tax consequences, see "Item 7. Taxation--United States Federal Income Tax Considerations."

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

     Most of our revenues from sale of our products and services are in dollars and euros or are linked to the dollar or the euro, while a substantial portion of our expenses, principally salaries and related personnel expenses, are in New Israeli Shekels, or NIS. As a result, we are exposed to any of the following risks:

o that the inflation rate in Israel will exceed the NIS devaluation rate against the dollar or the euro;
o    that the devaluation process will lag behind the NIS inflation timing; or
o    that the euro experience devaluation against the dollar.

     If any of these occur, the dollar or euro cost of our operations, as well as our financial expenses, would increase. We cannot predict any future trends of the rate of inflation in Israel or the rate of devaluation of the NIS or the euro against the dollar. An increase in our dollar or euro operational cost will adversely affect our dollar-measured results of operations. In addition, our operations could be adversely affected if we are unable to hedge against currency fluctuations in the future. To date, we have not engaged in significant hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS or the euro. However, we cannot assure you that these measures will adequately protect us from material adverse effects arising from the impact of inflation in Israel. For additional information relating to the exchange rates between different relevant currencies, see "Item 5. Operating and Financial Review and Prospects--Overview--Our Reporting Currency".

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

      Our headquarters and principal research and development facilities are located in Israel. Although we generate approximately 53% of our revenues from international markets, we are, nonetheless, directly influenced by the political, economic and military conditions affecting Israel. The execution of Israel's plan of unilateral disengagement from the Gaza Strip and some parts of the West Bank may affect Israel's foreign relations and the stability of the region. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

The tax benefits available to us from government programs may be discontinued or reduced at any time, which would likely increase our taxes.

     Certain of our subsidiaries received grants in the past and receive tax benefits under Israeli government programs, particularly as a result of the "Approved Enterprise" status of certain operations in Israel. "Approved Enterprise" status is granted by the Israeli Investment Center of the Ministry of Industry and Trade and entitles the grantee to a variety of tax incentives. The incentives awarded to certain of our subsidiaries include reduced tax rates and a tax holiday. Certain of our subsidiaries were granted a two year tax exemption, followed by a five year tax reduced tax rate of 25% instead of 35% on income derived from "Approved Enterprise" investment programs. In order to qualify for these incentives, the "Approved Enterprise" is required to provide minimum paid-in-capital (30% of the investment), to show an increase in its export activities, and to meet other general investing criteria. As of June 20, 2005, our subsidiaries have met those criteria and received tax benefits from their "Approved Enterprise" programs, as presented in Note 16 to our financial statements. To maintain the eligibility for these programs and benefits, we must meet the conditions mentioned above. We cannot assure you that these programs and tax benefits will continue at the same level in the future. If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.

It may be difficult to serve process and enforce judgments against our directors and officers in Israel.

      We are organized under the laws of the State of Israel. All of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to:

  o effect service of process within the United States on us or any of our executive officers or directors;
  o enforce court judgments obtained in the United States including those predicated upon the civil liability provisions of the United States federal securities laws, against us or against any of our executive officers or directors, in the United States or Israel; and
  o bring an original action in an Israeli court against us or against any of our executive officers or directors to enforce liabilities based upon the United States federal securities laws.

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

Capital Expenditures and Divestitures

      Certain of our investment and financing activities are described below. For additional information relating to our investment and financing activities during 2003 and 2004, see "Item 5.B. Liquidity and Capital Resources."

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

     In March 2001, we completed a $10 million investment in convertible preferred shares of Sapiens International Corporation N.V., or Sapiens, a publicly held company traded on the Nasdaq National Market, representing approximately 24% of the outstanding share capital of Sapiens on an as converted basis. Under the agreement with Sapiens, we were also granted an option to invest up to an additional $10 million on the same terms as our initial investment, subject to certain adjustments. In December 2002, we exercised the option and invested $10 million in Sapiens in exchange for a discount conversion price of $0.83 per common share. As part of the transaction, we converted all of our preferred shares into common shares at the discount price. Since 2002, we purchased approximately additional 1,500,000 shares of Sapiens for aggregate consideration of approximately $5.1 million and we currently hold 56% of Sapiens' outstanding share capital.

      In November 2002, we sold to BluePhoenix Solutions Ltd., or BluePhoenix, in a share exchange transaction, our 57.9% interest in Liraz Systems Ltd., or Liraz, an international software and services company publicly traded on the TASE. For more information about this share exchange transaction, see "Restructuring of Our Corporate Structure--Sale of Liraz Shares to BluePhoenix" below.

Agreements with Shamrock, FIMI and IDB

     In September 1999, we entered into an agreement with Shamrock Holdings of California Inc., or Shamrock, pursuant to which we granted to Shamrock an option, until March 2000, to invest in companies in which we hold, directly or indirectly, at least 25% of the outstanding equity. In addition, we granted to Shamrock an option to exchange the securities it purchased under the above option for Formula's ordinary shares, exercisable within a 45 day period, beginning upon the elapse of 27 months from the date of purchase of the securities or from the date of the agreement, such period to vary based on the securities involved. The exchange ratio was to be based upon the original price paid for the securities subject to the exchange and the market price on the TASE of Formula's ordinary shares at the time of the exchange, subject to certain requisite adjustments. Notwithstanding the above, we had the discretion to purchase the securities to be exchanged for cash instead of exchanging them for Formula's ordinary shares.

      In October 1999, we entered into agreements with the First Israel Mezzanine Investors Ltd., or FIMI, and Israel Discount Bank, or IDB, each on the same terms in all material respects as the agreement with Shamrock.

     In September 1999, an extraordinary general meeting of Formula's shareholders approved the issuance to Shandol Ltd., a subsidiary of Formula at that date, of options to purchase 1 million ordinary shares, in order to ensure the availability of ordinary shares, if the above exchange options are exercised. For information regarding the terms of the options, see "Item 6.E. Share Ownership."

     In August 2000, an extraordinary general meeting of Formula's shareholders approved the grant of additional options to Shandol to purchase 500,000 ordinary shares, to ensure the availibility of ordinary shares for different purposes while conducting various transactions, including the availability of ordinary shares, if the above exchange options are exercised. In December 2003, Shandol exercised these options to purchase 500,000 ordinary shares. The shares purchased upon exercise of the options were sold by Shandol in transactions on the TASE.

     In November 2001 and January 2002, Shamrock exercised the exchange option with respect to its investment in certain companies of the Formula Group. In consideration for the securities held by Shamrock, Shandol transferred to Shamrock 1,000,000 of our ordinary shares and an aggregate of approximately $1.6 million. In January 2002, Shamrock sold these shares to Dan and Gad Goldstein. See "Item 7. Major Shareholders and Related Party Transactions."

     In April 2002, FIMI and IDB exercised the exchange option with respect to their investment in certain companies of the Formula Group in an aggregate amount of $4.7 million (including accrued interest). In connection therewith, we entered into an agreement with FIMI and IDB, pursuant to which we exchanged the amount of $4.7 million with a convertible debenture issued by Formula. The convertible debenture may be converted into Formula's ordinary shares during a 4-year period. The conversion price shall be $19 per share, subject to adjustments, but in no event less than a minimum price agreed to between the parties. The principal of the convertible debenture shall be payable in semi-annual installments beginning 30 months from the date of issuance of the debenture, unless FIMI and IDB request to postpone this date until the end of the 4-year period. The principal bears interest at an annual rate of 5% to be paid quarterly.

      In connection with the exercise of the option by Shamrock, we agreed to extend until October 2006, the term of the put option with respect to the securities held by Shamrock in ESI - Expert Systems Industries Ltd., or ESI, and in ESI's subsidiaries. In addition, we agreed to extend the put option to securities held by Shamrock in additional Formula Vision portfolio companies. It was agreed that Shamrock's put option, if exercised, shall be exercised for cash. We also agreed to extend until December 2005, the term of the option granted to FIMI and IDB to exchange the securities held by them in Transtech Control Ltd., or Transtech, for Formula's ordinary shares. The options granted to Shamrock, FIMI and IDB with respect to shares of Sintec Advanced Technologies Ltd. were replaced in November 2002 by options relating to shares of Matrix IT Ltd., as described under "Restructuring of Our Corporate Structure - Sale of New Applicom, Sintec and Sivan to Matrix," below.

     As part of the agreement between us and Formula Vision described below, we transferred to Formula Vision our rights and obligations with respect to the transferred companies under our agreements with each of Shamrock, FIMI and IDB. These companies are ESI and Transtech. If Shamrock, FIMI or IDB exercises the option to exchange these securities in the transferred companies for Formula's shares and to the extent exercised, Formula Vision assumed all the rights and undertakings in connection with the exercise of the option.

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

     In connection therewith, Formula Vision issued to Formula, in December 2001, a series of debentures of $58.9 million in the aggregate, linked to the Israeli CPI and bearing interest at an annual rate of 5%. Formula Vision is required to repay the debentures in five annual installments, subject to adjustments based on the income of Formula Vision during each of the five years. The payments on account of the debentures plus linkage differences will be no less than 30% and no more than 70% of the income arising from the sale of the transferred companies in any calendar year. "Income" for these purposes is defined as the amounts received by Formula Vision, if any, in consideration for a sale of any of the transferred companies in any given calendar year, less selling expenses, as well as amounts received by Formula Vision from distributions to be made by any of the transferred companies in any given calendar year. Payments to be made on account of the debentures, in any given calendar year, will be no less than 20% of the annual profit as recorded in the financial statements of Formula Vision. Any amounts which remain outstanding will be payable at the end of the 5-year period. In connection with this transaction, we lent to

Formula Vision on March 31, 2002 an additional $19.4 million and Formula Vision issued to us an additional series of debentures for this amount, with similar terms as the debentures issued in December 2001.

     In the event that during the term of the indebtedness, Formula Vision issues to a third party convertible debentures, Formula is entitled to convert the indebtedness into the same class of convertible debentures, having the same terms of the convertible debentures issued to the third party.

      As part of the agreement related to the exercise of the option by Formula Vision to purchase from Formula its interest in privately held companies, we also transferred to Formula Vision our rights and obligations with respect to the transferred companies under our agreements with each of Shamrock, FIMI and IDB. These companies are ESI and Transtech. If either of Shamrock, FIMI or IDB exercises the option to exchange the securities in these transferred companies for Formula's shares and to the extent exercised, Formula Vision assumed all the rights and undertakings in connection with the exercise of the option.

      In January 2004, Formula exchanged approximately $35 million of the aggregate amount of the debentures for 38,000,000 shares of Formula Vision issued to Formula and constituting 59.4% of the outstanding share capital of Formula Vision. The price per share was NIS 4.11 ($0.93) which reflects the average closing price of Formula Vision's shares on the TASE during the 30 days preceding Formula's resolution approving the transaction. Following the exchange of a portion of the debentures, the outstanding amount of the debentures was $43.2 million. Management believes that by holding a controlling interest in Formula Vision, Formula would benefit from capital gains generated by Formula Vision from realization of its assets. Based on this determination, it was in the best interests of Formula to exchange a portion of the debentures for a 59.4% interest in Formula Vision. For more information, see "Item 7.B. Related Party Transactions-- Transactions between Formula and Formula Vision."

      Sale of Liraz to BluePhoenix. In November 2002, we sold to BluePhoenix, in a share exchange transaction, 3,912,999 ordinary shares of Liraz, representing our entire 57.9% interest in Liraz. In consideration, BluePhoenix issued to us 2,343,113 BluePhoenix's ordinary shares. The number of shares issued to us by BluePhoenix was calculated based on an exchange ratio of 1:1.67, such that BluePhoenix issued to us one BluePhoenix's share for every 1.67 shares of Liraz. As part of this transaction, BluePhoenix purchased from certain additional shareholders of Liraz an aggregate of 1,896,303 Liraz ordinary shares in exchange for BluePhoenix shares, based on the same exchange ratio as in the transaction between BluePhoenix and us. As a result, BluePhoenix owned approximately 86.0% of the outstanding share capital of Liraz. Following this transaction, BluePhoenix purchased from the public all the remaining outstanding shares of Liraz through two public tender offerings. In March 2003, Liraz's shares ceased to be traded on the TASE.

     Sale of New Applicom, Sintec and Sivan to Matrix. In November 2002, we completed a sale to Matrix of our entire shareholdings in New Applicom Ltd., or New Applicom, Sintec

Advanced Technologies Ltd., or Sintec, and Sivan Training and Systems Ltd., or Sivan, then publicly held companies traded on the TASE, for aggregate consideration of $29.7 million. In this transaction, we sold to Matrix 3,870,498 shares of New Applicom, representing approximately 60.8% of New Applicom's outstanding share capital, for an aggregate of $16.9 million, 15,330,309 shares of Sintec, representing Sintec's entire outstanding share capital, for an aggregate of $12.5 million, and 8,930,100 shares of Sivan, representing approximately 69.0% of Sivan's outstanding share capital, for an aggregate of $346,000. The shares we sold to Matrix were comprised of (i) shares previously held by us; (ii) shares that we purchased from third parties in October 2002; and (iii) shares that we bought in tender offers we conducted in October 2002. The price per share paid to us by Matrix for each of New Applicom's, Sintec's and Sivan's shares previously held by us and those we purchased from third parties was equal to the equity per share of each of the companies.

     The shares that we purchased from third parties in October 2002 and sold to Matrix were bought in the following transactions:

      (i) 552,789 shares of New Applicom that we purchased in exchange for 1,436,096 shares of Matrix. As part of this transaction, we granted to the selling shareholders a put option to sell to us Matrix's shares during the fourth quarter of 2003 for cash at an exercise price based on the cost of New Applicom's sold shares;

     (ii) an aggregate of 4,200,000 shares of Sintec that we purchased in exchange for 2,180,780 shares of Matrix. As part of this transaction, we granted to the selling shareholders a put option to sell to us Matrix' shares during the fourth quarter of 2003 and the first quarter of 2004 at a cash price based on the cost of Sintec's sold shares. This option was previously granted to the selling shareholders in 1999 with respect to Sintec's sold shares; and

    (iii) an aggregate of 1,100,000 shares of Sintec that we purchased in exchange for 608,080 shares of Matrix. As part of this transaction, we granted to the selling shareholders a put option to sell to us Matrix's shares during November 2003 for cash.

      During the fourth quarter of 2003, the selling shareholders exercised the put options described above and sold to us an aggregate of 4,224,956 shares of Matrix for aggregate consideration of $10 million.

      As part of the sale of the shares of New Applicom, Sintec and Sivan to Matrix, we conducted in October 2002, cash tender offers for the shares of New Applicom, Sintec and Sivan not owned by us. As a result, Sintec's shares ceased to be traded on the TASE. Following the closing of the tender offers, we sold to Matrix the shares that we purchased in the tender offers for the same purchase price we paid for the tendered shares; $3.7 for each New Applicom share, $0.8 for each Sintec share and $0.15 for each Sivan share. In November 2002, Matrix conducted tender offers for the shares of New Applicom and Sivan held by the public. In June 2003, Matrix conducted an additional tender offer to purchase the shares of New Applicom, in which Matrix purchased the remaining outstanding share capital of New Applicom held by the public. In

January 2004, Matrix conducted an additional tender offer to purchase the shares of Sivan, in which Matrix purchased the remaining outstanding share capital of Sivan held by the public. Matrix currently holds the entire share capital of New Applicom, Sintec and Sivan.

B.    Business Overview

General

      We are a global information technology, or IT, solutions and services company based in Israel. We are principally engaged in providing software consulting services, developing proprietary software products and providing computer-based business solutions. We currently deliver our solutions in over 50 countries worldwide to customers with complex IT services needs, including a number of "Fortune 1000" companies. We operate in two principal business areas, IT services and proprietary software solutions. Following is a description of our business areas:

      IT Services

      We design and implement IT solutions which improve the productivity of our customers' existing IT assets. In delivering our IT services, we at times use proprietary software developed by members of the Formula Group. We provide our IT services across the full system development life cycle, including definition of business requirements, system analysis, technical specifications, coding, testing, training, implementation and maintenance. We perform our projects on-site or at our own facilities.

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

      The Formula Group

      Formula is the parent company of subsidiaries and affiliates, referred to collectively as the Formula Group. We currently hold a controlling interest in our subsidiaries through our equity holdings. From time to time, if and when required, we enter into voting agreements with other shareholders of the companies, in order to retain control of our subsidiaries. We appoint a majority of the boards of directors of our subsidiaries through our equity holdings and, if required, through voting agreements with shareholders who are often members of our management or of our subsidiaries' management. We provide our subsidiaries with our management, technical expertise and marketing experience to help them to penetrate their respective markets.

     We direct the overall strategy of our subsidiaries. While the subsidiaries each have independent management, we monitor the growth of our subsidiaries through the active involvement in the following matters:

  o    strategic planning;

  o    marketing policies;

  o    senior management recruitment;

  o    investment and budget policy;

  o    financing policies; and

  o    overall ongoing monitoring of each subsidiary's performance.

       We promote the synergy and cooperation among our subsidiaries by encouraging the following:

  o    transfer of technology and expertise;

  o    leveling of human resources demand;

  o    combining skills for specific projects;

  o    formation of critical mass for large projects; and

  o marketing and selling the group's products and services to the group's customer base.

      We, through our subsidiaries, offer a wide range of integrated IT solutions and services, and design, develop and market proprietary software solutions for sale in selected niche markets, both in Israel and worldwide.

     Our Subsidiaries

Matrix

     Matrix IT Ltd. is one of Israel's leading integration and information technology services companies, according to Dun's 100 "Israel Largest Enterprises 2004". Matrix employs over 2,000 software, hardware, integration and training personnel, which provide advanced IT services to more than 500 customers in the Israeli market. Matrix also markets in Israel software and hardware products manufactured by a broad range of international manufacturers.

      The solutions, services and products supplied by Matrix are designed to improve Matrix's customers' competitive capabilities, by providing a response to their unique IT needs in all levels of their operation.

     Areas of Operation

     Matrix is active in four principal areas: software solutions and services, software products, infrastructure solutions and hardware products, and training and assimilation.

      Software solutions and services. Matrix provides software services, software development projects, outsourcing, integration of software systems and services - all in accordance with its customers' specific needs. Matrix also provides upgrading and expansion of existing software systems. Matrix software solutions include the following components: (i) development of dedicated customer software; (ii) customization of software developed by Matrix or by third parties to provide a response to customer's requirements; (iii) systems assimilation; and (iv) integration of all or part of these components. The scope of the work invested in each individual component varies from one customer to the other, based on each customer's specific requirements.

      Software Products. Matrix's operations in this area include the marketing and assimilation of software products in various categories, mainly customer relationship management (CRM) software products, systems management and service management products, software products for content management, software products for business intelligence (BI), data warehouses and extract/transform/load
(ETL), software products for integration, database systems, open-code operating systems, software products for knowledge management, and software development tools.

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

      Specialization in the various sectors is reflected in the applications, professional and marketing aspects of each sector. Accordingly, the professional and marketing infrastructure required to support each market sector is developed to address such sector's specific needs.

      In addition to the four sector-based areas of operations, Matrix operates two horizontal entities providing specialist services for all of the different sectors of operations. These entities include:

      o A technology center providing development services, which include mainly cross-sector applications (applications which can be used in more than one business sector), as well as the development of applications that require specialist resources and professional know-how; and

      o A strategic consulting center that provides customers with diverse consultation services on topics such as organization, strategy, business development and technological development.

     Customers

     Matrix's customers include large enterprises in Israel, such as Israel Electric Company, Social Security, Israeli Defense Force, Mekorot, Amidar, governmental ministries and the Knesset (the Israeli parliament); commercial banks (such as Bank Leumi, Bank Hapoalim, The First International Bank, Discount Bank, United Mizrahi Bank and Igud Bank), loan and mortgage banks (such as Leumi Mortgage and Tfahot), telecommunications services providers -(Bezeq, Bezeq International and Barak, credit card companies (Visa, Isracard and Leumicard), leasing companies, insurance companies (such as Harel Hamishmar, Phoenix, Clal, Migdal), security agencies, cellular operators -(Cellcom, Orange and Pelephone), satellite operators (YES), hi-tech companies- (Comverse, Motorola and Amdocs) and media and publishing entities- (Yediot Ahronot).


     Matrix's customers also include Israel Electric Company, leasing companies and security agencies.

Magic

      Magic Software Enterprises Ltd. is a leading provider of rapid application development and deployment, business integration technology and business solutions to corporations worldwide. Users of Magic's solutions and technology include tens of thousands of independent software vendors, system integrators and corporations worldwide, supported by an extensive global services organization. In addition to technology, Magic also provides its customers with consulting, professional services, and training.

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

      eDeveloper significantly reduces maintenance time and costs. Magic's research and development department continues to develop and integrate new technologies into eDeveloper to ensure that customers receive a state-of-the-art, efficient, development environment.

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

      Magic's technologies adhere to open standards and deliver high levels of portability and scalability, crucial for today's dynamic business environment, and operate as a uniform application paradigm independent of architecture (Internet, Client/Server, Mobile, LAN/WAN), operating systems (Windows, Linux, UNIX, iSeries), database (DB2, Oracle, Informix, MS SQLServer, Pervasive, etc.), or platform (.NET, J2EE).

      Enabling Business

      Magic technology and solutions are particularly in demand when time-to-market is critical, budgets are tight, integration with multiple platforms, databases or existing systems and business processes is required, compliance to industry regulations is needed or a high degree of application maintenance and customization is anticipated.

      Magic addresses customers' critical business need to respond quickly to changing market demands. Magic creates, deploys and maintains robust business solutions with unrivaled productivity and time to results. Magic's unique development methodology enables developers to create better solutions in less time and with fewer resources.

     Development communities have become increasingly disjointed, creating an even greater need for a development environment that provides open interfaces to leading technologies and standards. Magic's eDeveloper and iBOLT products provide developers with the ability to rapidly build integrated applications in a more productive manner, lowering IT maintenance costs and decreasing time-to-market.

A wide variety of developers use Magic's products, including in-house corporate development teams and software houses. Large and medium sized system integrators use Magic's products in large customized system integration projects and for developing industry-specific vertical applications.

      Professional Services

      Magic, together with Magic's partners, offers customers application integration and development services that assist customers to maximize their development investments. These services include project management, technical support, installation services, application development, integration, consulting and training. All projects are subject to a rigorous standard for project management and quality assurance.

      Strategic Alliances

      Magic forms strategic alliances to help deliver complete solutions to customers. These solutions encompass application integration, development, vertical domain expertise and hardware implementation. Magic maintains strategic alliances with leading vendors, like SAP, IBM, Iway, IDS Scheer and Pervasive Software. Magic's partnership with SAP, entered into in 2004, focuses on providing a special edition of iBOLT as a collaboration platform for SAP business one product. In addition, Magic has alliances with system integrators, software and hardware vendors and consulting organizations. These partnerships enable Magic to better serve its customers worldwide.

     Vertical Solutions

     Magic also develops, markets, and supports, through its subsidiaries and affiliates, vertical applications, including long-term care, criminal justice, and multi-facility car and truck rental management solutions.

   o Healthcare - Advanced Answers on Demand Holding Corp. develops and markets application software targeted at the long-term care industry. This comprehensive solution is designed to meet the management information needs of retirement homes, nursing homes, assisted living facilities, continuing care retirement communities, and home health and rehabilitation agencies.

o Cargo Handling - Hermes (formerly Magic eCargo) is designed expressly for the cargo industry and is a comprehensive solution for cargo handling and inventory control that is designed to increase productivity, improve efficiency, and reduce costs. Hermes handles many aspects of a cargo operation including inventory control, automated build-up of flights/manifesting, messaging to CARGO-IMP standards, customs clearance, weight and balance DCS interfacing, scanning and verification of cargo, secured tracking and a comprehensive financial package for all aspects of charging, collecting fees and invoicing.

   o Rental Car Leasing - CarPro Systems Ltd. develops, markets and sells CarPro, a solution that includes more than 90% of the functions usually required by multi-facility car and truck rental companies worldwide. CarPro can manage such varied functions as purchasing and selling vehicles, reservations management, leasing and rental arrangements, and fleet control and management.

   o Banking - Nextstep Infotech PVT Ltd. develops and markets Cheq Mate, a banking application that provides most of the functionality needed to run a retail branch, including support for various deposit types, advances, time deposits, bank guarantees, letters of credit and portfolio management.

o Professional Services - CoreTech is an information technology consulting firm offering flexible and creative solutions in the areas of infrastructure design and delivery, application development, technology planning and implementation services, and supplemental staffing.

      Markets and Customers

      Magic markets and sells its products and services in approximately 50 countries worldwide. Industries that are significantly represented in the Magic community base include finance, retail, media, telecommunications, manufacturing, healthcare, and government agencies. Among the tens of thousands of end-users running their business systems with Magic's technology are the following:

o     Adidas-               o     Financial            o     Minolta
      Solomon                     Times
o     Allstate              o     Hitachi              o     Nestle
                                                             Nespresso
o     Athlon Group          o     John Menzies         o     Nintendo
o     Bank of France        o     Kodak                o     Philip Morris
o     Burger King           o     Marconi              o     GAP
                                  Mobile
o     Chase                 o     NEC                  o     State of
      Manhattan                                              Washington
      Bank
o     Club Med              o     Merrill Lynch        o     Vodafone
o     Compass               o     Matsushita           o     The United
      Group PLC                                              Nations
o     Deka Bank             o     McDonalds            o     Victorinox
o     Fiat                  o     McKesson
                                  HBOC


BluePhoenix

     BluePhoenix Solutions Ltd. (formerly known as Crystal Systems Solutions Ltd.) develops and markets unique enterprise IT modernization, or EIM, solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure and to effectively compete in today's environment. BluePhoenix's solutions, which include technology for Understanding, Presentment, Migration, Remediation, and Redevelopment, allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to adapt to new business demands.

      BluePhoenix's solution portfolio includes invasive and noninvasive software products, software tools and support services that address the most pressing challenges organizations and companies face today.

      BluePhoenix's comprehensive enterprise technologies span mainframe, midrange, and client/server computing platforms. BluePhoenix has enhanced its expertise through the successful completion of projects for many large organizations over the past 18 years, establishing its credibility and achieving international recognition and presence. Based on BluePhoenix's technology and that of its affiliates, BluePhoenix develops and markets software products, tools, and related methodologies. BluePhoenix delivers its tools and methodologies together with training and support in order to provide enterprises with comprehensive solutions, primarily for the modernization of existing IT systems.

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

      Enterprise IT Understanding--BluePhoenix understanding solutions provide automated, detailed mapping of system-wide IT activity and the interconnections between all software components. This detailed road map serves as the basis for optimizing the reuse of existing IT systems, tailoring the modernization plan for the company's unique IT environment and corporate requirements, and reducing future ongoing maintenance costs. BluePhoenix IT Discovery provides fast and convenient access to application inventory, dependency, and operational information. This tool performs the complete audit necessary to enable companies to define and analyze all application assets in order to make informed decisions about ongoing modernization activities.

      Enterprise IT Presentment--BluePhoenix enterprise IT presentment solutions enable companies to more effectively use the large amount of information produced by batch reports generated from legacy systems and to turn mainframe applications into Web services directly from the existing development environment. The presentment process extracts and manages report and document content and then selectively redisplays it in graphical form over the Web. The results are easy to access, read, and distribute, fully secure, and do not require large amounts of storage space. BluePhoenix enterprise IT presentment suite includes the following solutions:

      o BluePhoenix(TM) PowerText provides companies with the ability to define XML (Extensible Markup Language)-based data views from their existing reports. Each data view can be associated with an XSL (Extensible Stylesheet Language) definition used to create a graphical presentation of the data.

      o BluePhoenix(TM) WS4Legacy enables companies to adapt their existing development environment by providing access to mainframe systems through Web services protocols, a standard in today's market. WS4Legacy makes legacy systems appear as modern systems, and enables them to communicate with other applications in the same language.

      Enterprise IT Migration--BluePhoenix comprehensive, integrated set of enterprise IT migration solutions enable companies to standardize and consolidate their IT systems by automatically converting and redeploying applications, databases, platforms, programming languages, and data that are implemented on outdated computing platforms.

      Buying a packaged application or rebuilding one can often be an expensive and risky proposition. Therefore, companies often look toward migrating their existing applications. This option is much more cost-effective and time-efficient as it leverages their existing investments in custom applications. Additionally, BluePhoenix migration solutions enable companies to operate their IT systems independently, without relying on previous technology support providers. Thus, the migration process provides significant cost savings on development, maintenance, and human resources. BluePhoenix enterprise IT migration suite includes the following solutions:

      o BluePhoenix(TM) DBMSMigrator--An automated migration tool that converts applications from nonrelational databases, such as IDMS, ADABAS, and VSAM, to relational databases, such as DB2, Oracle and SQL Server.

      o BluePhoenix(TM) PlatformMigrator--An automated migration tool that converts a range of platforms, including VSE, MVS, and Bull GCOS, and can be customized to fit the unique IT configuration and business rules of each customer site.

      o BluePhoenix(TM) LanguageMigrator--An automated migration tool for converting COBOL and 4GLs (fourth generation languages) such as ADSO, Natural Mantis and COOL:Gen.

      o BluePhoenix(TM) DataMigrator--A Windows-based tool for migrating data between various data system environments. Coupled with a step-by-step proven methodology, the tool provides a fully structured but still versatile automated data migration process.

      Enterprise IT Remediation-- BluePhoenix integrated set of enterprise IT remediation solutions enable companies to extend the life of their existing IT systems when faced with ongoing regulatory changes and new business requirements. BluePhoenix remediation solutions address a variety of corporate needs and include:

      o BluePhoenix(TM) FieldEnabler--FieldEnabler is a rule-based tool that enables a step-by-step, comprehensive process for making these kinds of modifications across an enterprise in a reliable and time-efficient manner.

      o BluePhoenix(TM) StandardsEnabler--A highly automated solution for reliably facilitating system consolidation into a single set of naming standards. Since all resources being converted must be changed in parallel, the large task of manually standardizing the naming of system components is not practical. BluePhoenix solution provides automated solution to this problem.

      o BluePhoenix(TM) COBOL/LE-Enabler--A highly automated solution that facilitates the migration of COBOL code from non-LE compliant environments to LE compliant environments.

      o BluePhoenix(TM) EuroEnabler--A highly automated solution that enables the transformation of applications to be euro compliant.

      o BluePhoenix(TM) LiraEnabler--A highly automated solution that enables applications to be compliant with the Turkish currency requirements for entry into the European Community.

      o BluePhoenix(TM) GTIN/UPCEnabler - A highly automated solution that enables companies to quickly and easily comply with the 2005 Sunrise and GTIN/GLN initiatives.

      Enterprise IT Redevelopment--BluePhoenix enterprise IT redevelopment suite enables companies to efficiently mine, reuse, and rewrite their existing applications, thus incrementally redeveloping their legacy systems, extending them into new technologies, and saving on development and programmer costs.

      o BluePhoenix(TM) AppBuilder-- BluePhoenix primary redevelopment legacy environment has been used for managing, maintaining, and reusing the complicated applications needed by large businesses. It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily on legacy systems. Enterprises using AppBuilder can build, deploy, and maintain large-scale custom-built business applications for years without being dependent on any particular technology until they cease using their legacy infrastructure.

      o Visual MainWin(R) for the Unix and Linux platforms (formerly MainWin)--Visual MainWin(R) for the Unix and Linux platforms is an advanced application-porting platform that enables IT organizations to develop applications in Visual C++ and deploy them natively on Unix and Linux without the investment that is usually associated with such an undertaking.

          BluePhoenix's subsidiary, Mainsoft Corporation, has entered into a licensing agreement with Microsoft, pursuant to which Microsoft granted Mainsoft access to specified Microsoft source code, including new versions, service packs, and upgrade releases for Windows. Microsoft also granted Mainsoft distribution rights to the Windows object code licensed as a component in Mainsoft's products.

      o Visual MainWin(R) for the J2EE platform--In February 2004, Mainsoft launched its new generation product: Visual MainWin(R) for the J2EE platform (formerly named Grasshopper). The Visual MainWin(R) for J2EE Platform is a cross-platform development solution that bridges the .NET/J2EE divide, enabling Visual Basic .NET and C# developers to develop J2EE Web Applications and Web services using the Visual Studio .NET development environment.

      In 2003, BluePhoenix completed the acquisition of the entire outstanding share capital of Liraz Systems Ltd. Liraz's business included the operations of BluePhoenix Solutions B.V. and its international subsidiaries. Through its subsidiaries, BluePhoenix develops and markets the AppBuilder, formerly developed and marketed by Liraz, a software product used for the development of sophisticated and robust applications needed by large enterprises. Following the acquisition, BluePhoenix has benefited from Liraz's large installed base that includes leading international banks and financial institutions, whose information systems operate in various legacy environments.

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

      Customers

      BluePhoenix provides its modernization solutions directly or through its strategic partners, such as IBM, Capgemini, EDS, Cook Systems, Temenos, Millennium and TACT. Additionally, from time to time, other IT services companies license the technologies for use in modernization projects in various markets. BluePhoenix customers include, among others:

  o In the financial services sector - Banca Carige S.p.A., CitiBank , Credit Suisse, Fidelity International Resource Management, Rabobank Netherland BV, Rural Servicios Informaticos (Spain), SDC Udvikling (Denmark) and Temenos Group;
  o In the insurance sector - AXA Sunlife Services PCL(UK), Barmenia Krankenversicherung A.G., Friends Provident Management Services Ltd., LBS (Germany), Legal and General Resources and Mutual of America.
  o In other industries - Altera Corporation, Cadence Design Systems, Inc., Cognos, Commonwealth of Australia, Computer Associates Islandia, CSC Denmark A/S, Crystal

Decisions, Electronic Data Systems Corp., Fudicia Informationszentra AG, Global Exchange Services Inc., IBM Japan Ltd., IBM (Rational Software), Intesa Sistemi E Servizi, Mentor Graphics Corporation, Microsoft Corporation, Israeli Ministry of Defense, Scottish Equitable Plc. and Synopsys MT VIEW.

Sapiens

      Sapiens International Corporation N.V. is a global provider of IT solutions that modernize business processes to enable insurance and other leading companies to quickly adapt to change. Sapiens' solutions, sold as customizable software modules, align IT with business demands for speed, flexibility and efficiency. Sapiens' solutions are supplemented by its technology, methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. Sapiens' solutions include scalable insurance applications it has developed for leading organizations such as AXA, Norwich Union, Liverpool Victoria, OneBeacon, Fortis, Principal Financial Group, the Surplus Line Association of California and Menorah Insurance in Israel. Sapiens' service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve their business objectives.

     Sapiens' core technology, Sapiens eMerge(TM), is a rules-based application development suite which enables rapid solution development for complex mission-critical enterprises to deliver new functionality, achieve legacy modernization and enterprise application integration. The primary building block of Sapiens' solution offerings is Sapiens eMerge(TM), Sapiens' business rules engine that has evolved and matured over the course of thousands of man-years of research and development efforts. The use of Sapiens eMerge(TM) reduces the complexity of programming so that new applications and modifications of existing ones can be produced in a much shorter time than through conventional programming.

      Another key advantage of Sapiens eMerge(TM) is the ability to extend the productive life of older computer systems, while at the same time providing the basis for using new generation Internet and service-oriented technologies. The use of rapid application development allows enterprise-specific enhancements to be made in a shorter time and with a greatly reduced maintenance burden when compared to other technologies.

      Development, deployment, integration and administration of applications are all accomplished through the technology components of Sapiens eMerge(TM), providing customers with flexible, scalable and feature-rich systems. Sapiens eMerge(TM), which serves over 100 of Sapiens' customers worldwide, reduces the cost of business software development and maintenance.

      Sapiens markets its solutions globally through its direct sales force and through marketing alliances with global IT providers, such as IBM Corporation and Electronic Data Systems Corporation. Sapiens has cooperated with IBM Corporation for over 10 years at what IBM refers to as a "Premier Partner" level. Currently, Sapiens is an "Advanced Partner" of IBM and works with IBM on solutions, joint development, testing, validation and marketing. Through this and other business alliances, Sapiens has developed extensive knowledge in mainframe and mid-range systems, including CICS, DB2, MQSeries and the WebSphere e-business platform. Sapiens is also a member of the IBM's insurance application architecture (IAA) group and the ISV advantage program for the small and medium business insurance market segment.

      Sapiens' Business Solutions for the Insurance Industry

      Sapiens has formulated INSIGHT, a suite of modular business software solutions that make use of existing assets to quickly and cost-effectively modernize business processes that are the key to survival in the current, challenging insurance landscape. Sapiens' insurance solutions, which include the INSIGHT family, are based on Sapiens core technology, Sapiens eMerge(TM).

      Sapiens INSIGHT(TM) is designed for the general (property and casualty) and life insurance markets. These solutions can be customized to match specific legacy systems and business requirements, while providing pre-configured functionality. These solutions can be used independently or together as follows:

  o INSIGHT(TM) for Property & Casualty (formerly known as Policy INSIGHT(TM)) is a fully functional, general insurance policy administration solution that makes it easier for brokers and agents to do business with carriers. By automating the process, this web-enabled solution reduces the cost of doing business and optimizes risk selection through the use of rules based underwriting.

  o INSIGHT(TM) for Life & Pensions (formerly Life & Pensions INSIGHT(TM)) is a powerful and comprehensive framework-based life and pensions solution that serves companies administering life insurance, pension funds, health insurance and saving plans. INSIGHT(TM) for Life & Pensions is dynamic, highly customizable and can be easily accommodated to administer changes in processes. It is fully web-enabled, prepared to utilize the advantages of the internet and intranet.

  o INSIGHT(TM) for Underwriting (formerly MediRisk INSIGHT(TM)) is an underwriting solution for life, health and disability insurance. It reduces customer's costs by automating a larger portion of the process of evaluating the risks of new business and by streamlining the procedures for handling new business. By using this solution, an insurance company can make underwriting assessments on new cases earlier in the business cycle and achieve greater consistency in its decision-making. Sapiens markets INSIGHT(TM) for Underwriting on the basis of licensing and distribution agreements with MediRisk Solutions Ltd. which developed the solution and holds the intellectual property rights to it.

  o INSIGHT(TM) for Reinsurance (formerly Reinsurance INSIGHT(TM)) is a sophisticated solution for the insurance market, designed to support carriers and reinsurers in the management of all types of reinsurance for the general (property and casualty) and life insurance markets, according to the rapidly changing requirements of the international reinsurance market. This state-of-the-art, web-enabled solution streamlines and reduces the cost of handling all reinsurance functions through automation, is based on ACORD standards and B2B XML technology, and is designed for a multi- language, multi- currency, multi- company environment.

  o INSIGHT(TM) for Claims (formerly Claims INSIGHT(TM)) is a solution that effectively manages and streamlines the information flow of claim handling across an insurance provider's entire organization. This solution uses highly accessible business rules and messaging standards and allows the use of a company's existing information assets.

  o INSIGHT(TM) for Closed Books (formerly Closed Books INSIGHT(TM)), also known as LifeLite, is a solution for life insurance companies and pension funds seeking ways to reduce the cost of maintaining long-term closed books of business, that is, lines of business that are no longer current. Sapiens provides customizable solutions that enable companies to efficiently and more effectively administer policies and claims relating to closed books. In September 2004, Sapiens purchased the technologies underlying the INSIGHT(TM) for Closed Books solution from Liverpool Victoria.

      Sapiens collaborates with its customers to tailor the INSIGHT solutions to achieve the unique operational performance goals of each organization. In addition, Sapiens has executed independent projects for the insurance market, providing enhanced information access and visibility to empower the sales, agent and broker community, thus accelerating transaction processing for improved customer service and business efficiency. Sapiens' insurance solutions are compatible with a variety of platforms including IBM zSeries , IBM iSeries and HP UNIX at the host-side and Intel-based Web servers. They are also compatible with open architecture standards such as .NET, J2EE, XML, Web Services and application server platforms such as IBM's WebSphere(TM).

      Services

      Outsourcing of application maintenance. Sapiens' outsourcing services were developed from its strong, long-term relationships with its customers. Sapiens is currently servicing multi-year outsourcing contracts with blue-chip customers involving mission-critical systems. The outsourcing projects are performed either on or off the customers' premises. Sapiens' asset discovery solution contributes to the maintenance and management of an enterprise's IT environment.

      IT Services. Sapiens provides customers with specialized IT services in many areas, including project management and technical assistance. Sapiens' personnel work with the customer for the duration of the entire project, collectively undertaking design, development and deployment tasks, coupled with hands-on-training, to achieve a rapid software solution that matches the customer's business and IT goals. Sapiens has also evolved its service offerings to include a strategy-based discovery and analysis blueprint that helps improve the IT impact on a company's business objectives.

      Customers

     Sapiens markets its solutions primarily to corporate customers and government entities with large information technology budgets and ongoing maintenance and development needs. Sapiens' corporate customers include, among others, insurance companies, banks and other companies offering financial services and companies in the manufacturing and transportation sectors. The principal markets in which Sapiens competes are located in North America, Europe, Israel and Japan.

nextSource Inc.

      nextSource Inc. designs, develops and implements web-based, high quality, innovative human capital management solutions. These offerings allow customers to save money while managing the business processes related to sourcing, procuring, and accounting of their workforce.

      nextSource's human capital management solutions include:

   o A web-based vendor management solution for managing customers' internal and external contingent workforce. nextSource's Talent Acquisition Management Solution, also known as TAMS makes it easier for customers to find, engage and deploy talented personnel, faster and more effectively, while ensuring competitive labor costs. TAMS streamlines the hiring process, allowing for enhanced communication with candidates, more efficient distribution of open positions to vendors and a decrease in time spent on administrative tasks.

o Agency services through nextSource's value-added reseller program. This solution provides staffing vendors with opportunities to increase revenue, bringing added value to existing business relationships. nextSource has also created The Multiple Listing Staffing Association, an industry-wide network of independent staffing suppliers working collectively to staff openings for customers with the best candidates in the shortest time intervals.

o The People Ticker provides businesses with real-time views of market rates for both contingent and full time workers, based upon skill-set, years of experience and geographic location. This one-of-a-kind tool enables corporate customers to truly benchmark their contingent labor costs against the most current information available.

o The nextSource People Auction utilizes an extensive resume database and comprehensive searching capabilities to provide an online marketplace that links qualified talent with progressive talent seekers. nextSource also offers a unique reverse auction that allows potential candidates to bid on a posted opening thereby driving down the cost to the customer.

o Human resources, or HR, services, include services of a professional employer organization for payroll processing, benefits administration, recruiting, and other HR related services. nextSource also offers "payrolling services" to minimize the co-employment risks and eliminate the administrative burdens associated with the employment of independent contractors, retirees, summer interns and other temporary workers.

o A wide range of procurement services and vendor management services to complement the implementation of nextSource's TAMS solutions and People Ticker solutions. Through its value-added procurement service, nextSource offers a fully outsourced procurement/vendor management solution to customers looking for a complete solution.


Formula Vision

      Formula Vision Technologies (F.V.T.) Ltd. is a managing and holding company, guiding a group of privately held IT companies with innovative, proprietary technologies and solutions targeting international markets. Formula Vision holds a controlling interest in some of these privately held companies and a minority interest in the other members of the group.

      Formula Vision's affiliated companies provide IT solutions for broadly diverse sectors, including telecom and broadcast, aviation, travel, insurance, retail, customer relations management, 3D-modeling, software testing, system reliability applications which meet the demand for Web-based systems, legacy mainframe and mobile networks. Formula Vision provides its affiliated companies with guidance and support at all levels - management, strategy, technology, marketing, business intelligence and finance.

      Formula Vision's companies have built their success on a solid customer base and strategic partnerships with "Fortune 500" multinationals, systems integrators, media groups, and service and solution providers worldwide, such as IBM, Oracle, Sun, Cap Gemini Ernst & Young, Lockheed Martin and Microsoft.

      Formula Vision's principal affiliated companies include:

      Transtech

      Transtech Control Ltd. is a market-leading provider of comprehensive airfield control and management systems. Transtech's systems comprise a wide range of solutions, applications, and products for critical airfield operational elements. Transtech's airfield lighting control system is currently operating at more than 130 international, domestic and military airports worldwide.

      Transtech's innovative ground surveillance system addresses the industry's urgent needs by enhancing airport safety and accommodating increased capacity. The system overcomes the limitations and problems inherent in traditional surveillance systems using technologies based on unique radar and optical sensors. Transtech's systems have been installed in various airports, including JFK Airport, New Denver Airport, Beijing Airport, New Bangkok Airport and San Paolo Airport.

      F.T.S. - Formula Telecom Solutions Ltd.

      F.T.S. - Formula Telecom Solutions Ltd., referred to as FTS, is a global provider of converged end-to-end CRM and billing solutions for telecom operators and service providers. Enabling advanced voice, data and video services, FTS' integrated "triple-triple play" solutions cater to a trio of wireline, wireless and other operators, while supporting prepaid, postpaid and converged billing. FTS maintains a global presence with worldwide installations supported by sales and service offices in three continents. Combining a proven track record of on-time, on-budget project delivery with solid backing and extensive resources from the Formula group, FTS is a CRM and billing one-stop-shop. FTS' cutting-edge solutions enable operators to increase customer acquisition, customer retention and profitability - all at a low total cost of ownership. FTS' customers include, among others, MobilTel, Freenet.de, Comverse, Cross-Israel Road No. 6 - Israel's National Toll Road and MDC Velcom.

      Babylon

      Babylon Ltd. is a leading provider of single-click information access solutions. In 1997, Babylon introduced its flagship product - a desktop application that delivers translations, conversions and information in a single click. Since 2001, Babylon's products have been sold online and direct to personal and business users worldwide. Babylon has now leveraged its patented technology in an integrated server and client system that gives business customers a unified platform for instant retrieval of critical information from corporate information systems.

      Babylon also offers add-on premium content from world-renowned dictionary publishers, including Oxford University Press, Larousse, Langenscheidt, Van Dale, Melhoramentos, Signum and Taishukan. Babylon's customers include industry leaders such as Avnet, BASF, Daimler Chrysler, Ericsson, Ernst & Young, Eurocontrol, Fujitsu Siemens, Gillette/Braun, IBM, John Deere, Lufthansa, Motorola, Nestle France, Oce, Petrobras, Philips, UBS and Xerox.

      A major shareholder in Babylon is Reed Elsevier Ventures, the venture arm of Reed Elsevier (LSE: REL, NYSE: RUK), a leading publisher and information provider.

      FIS Software

      FIS Software Ltd. is dedicated to developing and delivering global package-based solutions that enable life and pensions companies to run their businesses more efficiently, and respond to territorial legislation and regulations. FIS' solutions are based on ALIS, FIS' flagship product. ALIS is a single packaged, comprehensive and modular software platform that incorporates all activities along the policy lifecycle and enables insurers to manage life insurance, pensions and investment products, for individual and group customers in line with the territorial legislation and regulations. Founded in 1984, FIS established its international business in 1999 and currently employs 360 insurance domain experts and IT software professionals across offices in the UK, France, Spain, Greece, Israel, South Africa and Australia.

      FIS' customers include AXA, Unum Provident, CNP Assurances, Swiss Life, Scottish Equitable, Bright Grey, AMP, NPI, Ethiniki, Clal and Eliahu. FIS also has a number of strategic partnerships with leading systems integrators and consulting firms such as IBM and TCS.

     GigaSpaces

      GigaSpaces Technologies Ltd. is a fast-growing provider of innovative grid-based solutions that solve the performance, reliability and scalability problems of transaction-intensive, business critical applications. GigaSpaces was founded in 2000 and is headquartered in New York, with a research and development center in Israel.

      GigaSpaces' customers include AIG, Nortel Networks and Hutchison 3G, among other major organizations in the financial, telecom and manufacturing industries.

      GigaSpaces Enterprise Application Grid (EAG) is a middleware product that provides a rich set of tightly-integrated application services (such as Java massaging services (JMS), clustering, caching and Java database connectivity
(JDBC) - on top of a federated shared memory platform. This allows developers to rapidly build and deploy high-performance and highly-reliable business-critical applications that run on a distributed set of IT resources. GigaSpaces EAG enables an organization to dynamically distribute data across low-cost servers such as Linux Blades and achieve in-memory levels of performance with significantly less administration and costs than dedicated hardware solutions.

      Clockwork Solutions

      Clockwork Solutions Ltd.'s predictive modeling software tools provide life cycle system-engineering solutions for capital-intensive major industrial companies, military organizations and government agencies throughout the world. Clockwork focuses on the defense, process and petrochemical and power industries, offering products and services to customers such as the US Army, US Air Force, Raytheon, Lockheed Martin, General Dynamics, GE Aircraft Engines, GE Energy, DOW Chemical, Conoco Philips, Chevron Texaco and the Israeli Defense Forces. Clockwork's solutions improve the economic performance of systems by reducing costs, increasing production, and operating with greater effectiveness.

      Clockwork's propriety technology and modeling platform, SPAR, tracks the behaviors of systems over time, exposing effects of equipment aging, maintenance policies, and operating procedures. These unique capabilities enable the users of SPAR technology to relate cause and effect, to quantify risks, and to guide capital investment and major operation and maintenance improvements. Clockwork's current focus is on the performance based logistic (PBL) defense market and the service parts planning (SPP) commercial and defense market. Clockwork has been identified by Gartner, Inc. and AMR Research, both leading technology market analysts, as a unique player and provider of innovative solutions in these markets.

      IDIT

      IDIT I.D.I. Technologies Ltd., or IDIT, is an international vendor of enterprise application software for the administration and full life-cycle support of insurance products and financial services in a unique business package combining know-how, software and business procedures. IDIT's flagship product is a fully implemented, comprehensive online system for the insurance industry.

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

     IDIT's customers include AON International, Groupama and Rosiya.

     Sintec Media

     Sintec Media Ltd. is a developer and manufacturer of broadcast management systems. Sintec Media's product, OnAir, is an all-in-one software system designed to meet the rapidly changing management needs of broadcasters. OnAir is intended for small stations as well as entire networks and station groups, operating multi-channels over multiple regions and time zones. OnAir features a set of powerful sales and content-inventory tools that increase efficiency and raise profits.

     Sintec Media's customers include the BBC, Canadian Broadcasting Corporation
(CBC) and RTL.

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

     The following table summarizes our revenues by operating segments for the periods indicated:

                                                       Proprietary
                                            Software    Software
                                           ----------- ----------- ----------
                                            Services    Products      Total
                                           ----------- ----------- ----------
                                                      $ thousands
                                           ----------------------------------
     Year ended December 31,
     -----------------------
       2004                                 227,262     229,348     456,610

       2003                                 196,782     170,048     366,830

       2002                                 171,342     111,968     283,310

     The following table summarizes the revenues from our IT products and services by geographic regions of our customers, for the periods indicated:

                                                    Year ended December 31,
                                                 -------------------------------
                                                   2004      2003       2002
                                                 --------- ---------- ----------
                                                             $ thousands
                                                 -------------------------------

        Israel                                     213,020   171,108    156,212

        International:

           United States                           106,849    93,695     65,654

           Other (includes various countries,
           mainly in Europe)                       136,741   102,027     61,444
                                                   -------   -------     ------
                                                   243,590   195,722    127,098
                                                   -------   -------    -------
              Total                                456,610   366,830    283,310

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

     We face competition, both in Israel and internationally, from a variety of companies, including companies with significantly greater resources than us who are likely to enjoy substantial competitive advantages, including:

      o     longer operating histories;

      o     greater financial, technical, marketing and other resources;

      o     greater name recognition;

      o well-established relationships with our current and potential clients; and

      o     a broader range of products and services.

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

     Matrix's principal competitors in the domestic Israeli market are Israeli IT services companies and systems integrators, the largest of which are Ness Technologies Inc. and Team Computers. Matrix's international competitors in the Israeli marketplace include H.P., EDS, IBM and Microsoft. These international competitors often use local subcontractors to provide personnel for contracts performed in Israel.

     Magic's principal competitors in the market for the eDeveloper technology are Visual Basic (Microsoft), Progress, Delphi and Jbuilder (Borland), Java, Oracle, Compuware, Lansa and packaged applications such as SAP and PeopleSoft.
 The principal competitors in the market for Magic's iBOLT Integration Suite are WebMethods, Tibco, Vitria, Seeburger, IBM's WebSphere, Microsoft's BizTalk and Sonic Software (Progress).

     BluePhoenix's principal competitors consist of system integrators and tool vendors, including leading software developers, who enable customers to replace or modernize their legacy systems. Major system integrators in the market include IBM, Capgemini, and EDS. In addition, BluePhoenix faces competition from niche companies operating in each of the five principal areas of the enterprise IT modernization market (enterprise IT understanding, presentment, migration, remediation and redevelopment). For example, Micro Focus International markets its solutions to the COBOL market, Software Technologies addresses the Natural/ADABAS arena, and other competitors focus on collecting sufficient information about application portfolios to enable improved working processes. Other solution developers provide legacy and distributed repository solutions that are important for a variety of modernization processes.

     Sapiens' competitors in the market for solutions offered to the insurance industry fall into several categories. Examples of competitors are: CSC, SOLCORP, Fineos, SAP, SunGard Sherwood, Navisys, FIS, ePolicy Solutions, Taliant, OneShield, Ascendant One, Insurity, The Innovation Group, Duck Creek and AQS in the United States; Marlborough Sterling Group,

Unisys, Sherwood and RebusIs in the United Kingdom; Falmeyer (FJA) and COR AG Insurance Technologies in Germany. Examples of large integrators in the insurance field are Electronic Data Systems and CSC (companies that also have customer or alliance relationships with Sapiens in other fields). An example of a competitor that is a local integrator is Ness Technologies in Israel.

     Sapiens' competitors in the business rule engines and management marketplace include include Fair-Isaac (Blaze), Pegasystems, ILOG, Computer Associates, Haley, RulesPower, Corticon, Versata, Gensym and ESI.

     Transtech's competitors in the market of airfield lighting control systems are Siemens and Honeywell, and in the ground surveillance systems' market, Transtech's competitors are Sensis and Raytheon.

     FTS' principal competitors are Amdocs Ltd., Convergys Corp., CSG Systems International Inc., Portal Software Inc., Intec Telecom Systems PLC and LHS Group Inc. (formerly known as the SchlumbergerSema Group).

     FIS' principal competitors are CSC, Sunguard, Unisys, TIA (The Insurance Application), Aquila, Fineos Corporation, and RebusIS. GigaSpaces' competitors are distributed caching vendors such as Gemstone and Tangosol, as well as compute-grid vendors such as DataSynapse and Platform Computing.

      Sintec Media's main competitors are Harris, Pilat Media and in-house solutions.

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

Subsidiary                            Country of         Percentage
                                    Incorporation       Of Ownership
------------------------------- --------------------------------------
Matrix IT Ltd.                          Israel             50.6%

Magic Software Enterprises Ltd.         Israel             50.2%

BluePhoenix Solutions Ltd.              Israel             58.8%

Sapiens International            Netherlands Antilles
Corporation N.V.                        Islands            56.0%

nextSource Inc.                     United States          100.0%

Formula Vision Technologies             Israel             56.0%
(F.V.T.) Ltd.


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

     In the first quarter of 2003, our interest in Sapiens exceeded 50% of Sapiens' outstanding share capital. As a result, we began consolidating Sapiens' results of operations. The consolidation of Sapiens contributed, among others, to the increase in our revenues in 2003 and in our selling, general and administrative expenses.

     In January 2004, we acquired a controlling interest in Formula Vision and accordingly began consolidating Formula Vision's results of operations, beginning with the first quarter of 2004. Formula Vision's revenues in 2004 were $61.5 million and its net loss was $10.4 million.

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

     Beginning with the fiscal year ended December 31, 2002, we prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, referred to as U.S. GAAP. Under U.S. GAAP, we cannot use adjusted NIS reflecting changes in the Israeli consumer price index, as we have used in the past. Instead, we use nominal values of the NIS translated into dollars as described below. As a result, we have restated certain figures in our financial statements relating to prior periods.

      Our functional and reporting currency

      Formula and some of our subsidiaries operate primarily in the economic environment of the New Israeli Shekel (NIS). The functional currency of our other subsidiaries is the dollar. We use the dollar as our reporting currency.

      We translate our financial statements into dollars, as well as the financial statements of our subsidiaries whose functional currency is the NIS, under the principles described in Financial Accounting Standards Board Statement No. 52. Assets and liabilities have been translated at period-end exchange rates. Results of operations have been translated at the exchange rate at the dates on which those transactions occurred or at an average rate. We present material differences resulting from translation under shareholders' equity in the item accumulating other comprehensive income (loss). If gains and losses arising from these translations are immaterial, we record them as financial expenses included in the statements of income. In the consolidation, we present the financial statements of subsidiaries whose functional currency is the dollar, at the original amounts.

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

      Revenue Recognition

      The revenue recognition policy of each of our significant subsidiaries is material because our revenue is a key component of our results of operations. Our revenue recognition determines the timing of certain expenses, such as commissions and royalties. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. Should changes in conditions cause our subsidiaries' managements to determine that these guidelines are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

        Revenues derived from direct software license agreements are recognized in accordance with Statement of Position (SOP) 97-2 "Software Revenue Recognition" (as amended by SOP 98-4 and SOP 98-9), upon delivery of the software when collection is probable, the license fee is otherwise fixed or determinable and persuasive evidence of an arrangement exists. When a project involves significant modification of software, revenue is generally recognized according to the percentage of completion method. Under this method, estimated revenue is generally accrued based on costs incurred to date as a percentage of total updated estimated costs. If our subsidiaries do not accurately estimate the resources required or the scope of work to be performed, or do not manage their projects properly within the planned periods of time or satisfy their obligations under the contracts, then future margins may be significantly and negatively affected or losses on existing contracts may need to be recognized. Any such resulting reductions in margins or contract losses could be material to our results of operations. Our subsidiaries recognize contract losses, if any, in the period in which they first become evident.

      Under some of our subsidiaries' agreements, the customer may have the right to receive unspecified upgrades on a when-and-if available basis. These upgrades are considered post-contract customer support, referred to as PCS, and the fair value allocated to this right is recognized ratably over the term of the PCS.

      There are no rights of return, price protection or similar contingencies in our subsidiaries' contracts. Accordingly they do not establish a provision due to the lack of warranties' claims in the past. Some of our subsidiaries' contracts include client acceptance clauses. In determining whether revenue can be recognized, when an acceptance clause exists, they consider their history with similar arrangements, the customer's involvement in the progress, the existence of other service providers and the payments terms.

      Our subsidiaries' revenue recognition policy does not permit any revenue recognition when the payment term exceeds 12 months or when there is an uncertainty related to the relationship with the customer.

     We recognize revenues from projects billed on a time and material basis, based on SOP 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts", using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provision for estimated losses on uncompleted contracts is made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2004, no such estimated losses were identified.

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

      Our management believes that our revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements".

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

A.    Operating Results

      Years Ended December 31, 2003 and 2004

      Revenues. Revenues increased 24% from $366.8 million in 2003 to $456.6 million in 2004. The increase in revenues was mainly attributable to the consolidation of Formula Vision which had revenues of $61.5 million in 2004 and to an increase in revenues of our other subsidiaries, in particular Matrix and nextSource. Such increase was partially offset by a decrease in Sapiens' revenues. Revenues from the two categories of our operation were as follows:
Revenues from the delivery of software services increased 16% from $196.8 million in 2003 to $227.3 million in 2004. This increase was attributable to the growth in Matrix's and nextSource's revenues due to an increased demand for their services. Revenues from the sale of proprietary software solutions increased 35% from $170.0 million in 2003 to $229.3 million in 2004. This increase was primarily due to consolidation of Formula Vision, beginning with the first quarter of 2004.

     Cost of Revenues. Cost of revenues consists primarily of wages and related expenses and hardware and other materials costs. Cost of revenues increased 24% from $230.5 million in 2003 to $285.0 million in 2004. As a percentage of revenues, cost of revenues remained relatively the same in 2003 and 2004. Cost of revenues for proprietary software solutions increased 37% to $105.4 million in 2004 from $76.9 million in 2003, primarily due to the consolidation of Formula Vision which had cost of revenues of $31.5 million in 2004. This increase was slightly offset by a decrease in Sapiens' cost of revenues. Cost of revenues for software services increased 17% from $153.6 in 2003 to $179.6 million in 2004, primarily due to the increase in the cost of revenues of our subsidiaries Matrix and nextSource.

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

     Taxes on Income. Taxes on income in 2004 were $4.6 million compared to $2.5 million in 2003. The increase in taxes on income in 2004 was mainly attributable to the consolidation of Formula Vision which had taxes on income of $1 million and to the increase in taxes of Matrix.

     Company's Equity in Results of Affiliates, net. Our equity in losses of affiliates, net were $2.5 million in 2004 compared to $1.1 million in 2003. Our equity in losses of affiliates, net relates primarily to affiliates of Formula Vision.

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

     Years Ended December 31, 2002 and 2003

      Revenues. Revenues increased 29% from $283.3 million in 2002 to $366.8 million in 2003. The increase in revenues was mainly attributable to the consolidation of Sapiens' results of operations beginning with the first quarter of 2003, the significant increase in nextSource's revenues and an increase in demand for certain of our products and services. Revenues from the two categories of our operation were as follows: Revenues from the delivery of software services increased from $171.3 million in 2002 to $196.8 million in 2003. Revenues from the sale of proprietary software solutions increased from $112.0 million in 2002 to $170.0 million in 2003.

     Cost of Revenues. Cost of revenues increased 23% from $186.9 million in 2002 to $230.5 million in 2003. As a percentage of revenues, cost of revenues decreased from 66% in 2002 to 63% in 2003. Cost of revenues for proprietary software solutions increased 47% to $76.9 million in 2004 from $52.3 million in 2003, primarily due to the consolidation of Sapiens results of operations beginning with the first quarter of 2003. Cost of revenues for software services increased 14% to $153.6 million in 2004 from $134.6 million in 2003, principally as a resultof the increase in cost of revenues of nextSource due to the increase in its volume of activities.

     Software Development Costs, net. Software development costs, net, consist of software development costs, gross, less capitalized software costs. Software developments costs, gross, in 2003 and 2002 were $27.6 million and $20.4 million. In 2003, we capitalized software costs of $10.2 million compared to $4.4 million in 2002. Software development costs, net, increased 9% from $16.0 million in 2002 to $17.4 million in 2003. As a percentage of revenues, software development costs, net decreased from 5.6% in 2002 to 4.7% in 2003. The increase in software development costs was attributed primarily to the consolidation of Sapiens' results of operations which was offset by the decrease in software development costs of BluePhoenix and Magic, due to efficiency measures taken by them. Amortization of capitalized software costs were $8.1 million in 2003 and $5.1 million in 2002, which amounts were included in cost of revenues.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $85.3 million in 2002 to $107.1 million in 2003. As a percentage of revenues, selling, general and administrative expenses remained relatively the same in 2002 and 2003. The increase in selling, general and administrative expenses was primarily attributable to the consolidation of Sapiens' results of operations.

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

     Company's Equity in Results of Affiliates, net. Our equity in losses of affiliates, net were $1.1 million in 2003 compared to $2.3 million in 2002. Our equity in losses of affiliates, net relates to affiliates of BluePhoenix.

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

Impact of Inflation and Currency Fluctuations on Results of Operations

     Most of our revenues from sale of our products and services are in dollars and euros or are linked to the dollar or the euro, while a substantial portion of our expenses, principally salaries and related personnel expenses, are in New Israeli Shekels, or NIS. As a result, we are exposed to any of the following risks:

o that the inflation rate in Israel will exceed the NIS devaluation rate against the dollar or the euro;

o    that the devaluation process will lag behind the NIS inflation timing; or

o    that the euro experience devaluation against the dollar.

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

      Following is a summary of the most relevant monetary indicators for the reported periods:

 For the year ended   Inflation rate in  Devaluation of NIS    Devaluation of
    December 31,           Israel          against the US$    euro against the
                                                                     US$
                              %                   %                   %
        2002                 6.5                 7.3               (15.7)
        2003                (1.9)               (7.6)              (17.0)
        2004                 1.2                (1.6)               (7.4)


Political, Economic and Military Conditions in Israel

     Our headquarters and principal research and development facilities are located in Israel. Although we generate approximately 53% of our revenues from international markets, we are, nonetheless, directly influenced by the political, economic and military conditions affecting Israel. The execution of Israel's plan of unilateral disengagement from the Gaza Strip and some parts of the West Bank may affect Israel's foreign relations and the stability of the region. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.


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

     Formula has entered into credit facilities with several banks, pursuant to which Formula may borrow from time to time, on a short-term and long-term basis, up to an aggregate of approximately $43.0 million. Formula's loan agreements contain a number of conditions and limitations on the way in which Formula can operate its business, including limitations on its ability to raise debt and sell assets; and prohibition on distribution of dividends. The banks did not object to the distribution of the dividend made in June 2005. The loan agreements also contain various covenants which require Formula to maintain certain financial ratios related to shareholders' equity and operating results. In addition, one of the loan agreements provides that the loan will be repayable, at the discretion of the bank, in the event that Dan Goldstein or Gad Goldstein cease to serve in their current positions in Formula.

     Some of Formula's assets are pledged to banks. These assets include certain of our shareholdings in our subsidiaries consisting of our entire shareholdings in BluePhoenix and a portion of our shareholdings in Matrix and Magic.

     Our subsidiaries maintain credit facilities with banks in accordance with their cash requirements. These credit facilities include, inter alia, certain covenants related to their operations, such as maintaining a minimum level of shareholders' equity and reaching certain operating results targets. Some of our subsidiaries' assets are pledged to the lender banks. If any of our subsidiaries does not meet the covenants specified in its credit agreement, and a waiver with respect to the fulfillment of such covenant has not been received from the lender bank, the lender bank may foreclose on the pledged assets to satisfy the debt.

      Cash flow provided by operating activities in 2004 was $17.8 million compared to cash flow provided by operating activities of $9.6 million in 2003.

      Financing activities

      Cash flow provided by financing activities in 2004 was $12.1 million compared to cash flow used in financing activities of $4.6 million in 2003. This was mainly the result of the following transactions:

     In April 2000, F.I.D. Holdings Ltd. and Israel Discount Bank Ltd. invested $15 million in eZoneXchange.com, Inc., a subsidiary of Sapiens. This private placement was accompanied by a put/call agreement, under which the participating investors were granted the right to require Sapiens to repurchase their shares in eZone, beginning in May 2004, in exchange for cash and Sapiens common shares. In February 2001, eZone's operations were discontinued and Sapiens agreed to a partial exercise of the put option, resulting in a payment to the investors of $4.5 million. In March 2004, Sapiens entered into a new agreement with the investors which replaced the put/call agreement and extended the period in which Sapiens may fulfill the terms of the put option. Sapiens agreed to issue to the investors, in a private placement, 750,000 common shares and warrants to purchase an additional 350,000 common shares that are exercisable through December 31, 2007. In addition, Sapiens agreed to pay the investors by May 1, 2005, in two annual installments, an aggregate of $8.6 million plus interest at an annual rate of 7.5%. In June 2005, Sapiens entered into a new agreement with the investors which amends the final payment of $4 million which was due on May 1, 2005. Sapiens paid the investors $2 million in May 2005, and agreed to pay $1 million by April 1, 2006 and an additional $1 million by August 1, 2006. The investors may, at their sole discretion, convert all or any portion of the $1 million payable by August 1, 2006, into common shares of Sapiens, at a conversion price per each share of $3.20.

     In 2004, our subsidiaries issued shares to minority shareholders resulting in gross proceeds of $4.4 million in the aggregate, of which $1.6 million was received by Sapiens, $1.2 million by Magic and $1.5 million by Matrix.

     In March 2004, BluePhoenix completed a $5 million private placement to institutional investors. The terms of this transaction were amended on February 18, 2005. Under the terms of this transaction as amended, BluePhoenix issued to the institutional investors convertible debentures, bearing interest at a rate of LIBOR calculated on a semi-annual basis. In addition, the institutional investors were granted warrants to purchase up to 285,714 of BluePhoenix's ordinary shares at an exercise price of $6.50 per share, subject to (i) adjustment for stock dividends, stock splits, recapitalization and other similar events; and
(ii) anti-dilution adjustment. The warrants are exercisable during a period of five years commencing on September 2004. Under certain circumstances, the institutional investors may increase their investment by an additional $3 million of debentures convertible into BluePhoenix's ordinary shares at a price of $4.50 per share, and receive warrants on the same terms as the initial warrants, exercisable into such number of BluePhoenix's ordinary shares equal to 30% of the ordinary shares into which the debentures are convertible.

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

     On June 20, 2005, we repaid the outstanding amount of the debentures issued by us to the public in Israel, in May 2002. The aggregate amount repaid by us to the debentures' holders was $14.9 million.

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

Commitments and Contingent Liabilities

     We have pledged some of Formula's assets in favor of banks under our credit facilities with those banks. These assets include bank accounts, as well as certain of our shareholdings in the subsidiaries consisting of our entire shareholdings in BluePhoenix and a portion of our shareholdings in Matrix and Magic.

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

         In connection with the sale of our interest in certain companies to Formula Vision, Formula Vision assumed all our rights and obligations under the agreements with each of Shamrock, FIMI and IDB with respect to the companies transferred to Formula Vision. For more information, see "Item 4.A. - History and Development of the Company-Capital Expenditures and Divestitures."

         Formula and Matrix committed to banks who provided lines of credit to them not to grant a security interest in all or substantially all of their respective assets.

     We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see "Item 7.B. Related Party
Transactions--Indemnification of Office Holders."

Related Party Transactions

     Transactions between Us and Formula Vision

      In January 2004, Formula acquired 59.4% of the outstanding share capital of Formula Vision in exchange for approximately $35 million of the debentures issued by Formula Vision to Formula in 2001. The price per share was NIS 4.11 ($0.93) which reflects the average closing price of Formula Vision's shares on the TASE during the 30 days preceding Formula's resolution approving the transaction. This transaction is considered a related party transaction since Dan Goldstein serves as the chairman of the board of directors and the chief executive officer of Formula and Formula Vision and was at the time of consummation of the transaction, a controlling shareholder of Formula Vision. In addition, Gad Goldstein serves as a director of Formula and Formula Vision. For more information, see "Item 7.B. Related Party Transactions-- Transactions between Formula and Formula Vision." We believe that the price per Formula Vision's share paid by Formula in this transaction reflects a fair value of the shares. We do not believe that the impact of this transaction on our results of operations would have been different if the transaction would have been made with a third party not affiliated with us.

      For more information about the transaction between Formula and Formula Vision, see "Item 4.A. History and Development of the Company - Capital Expenditures and Divestitures -Restructuring of Our Corporate Structure - Transactions with Formula Vision."

      Private Placement to FIMGold LP

      In February 2005, the general meeting of shareholders approved a private placement of 2,400,000 ordinary shares issued to FIMGold LP for an aggregate consideration of $36 million. FIMGold LP is an entity owned in equal shares by Dan Goldstein, our chief executive officer and chairman of the board, and FIMI Opportunity Fund. Prior to the approval by our shareholders, the private placement was approved by our audit committe and board of directors. The purchase price per share in the transaction was $15, which was the approximate closing price per Formula's share on the NASDAQ National Market and the TASE on December 28, 2004, the date on which an agreement in principal was reached. We believe that the price per Formula's share paid by FIMGold LP in the private placement reflects a fair value of the shares. We do not believe that the price per share would have been different if the transaction would have been made with a third party not affiliated with us.

      For more information about the private placement and related transactions, see "Item 7.B. Related Party Transactions - Private Placement to FIMGold LP."

Effective Corporate Tax Rates in Israel

      Certain of the companies in the Formula Group have been granted approved enterprise status under the Investment Law. Accordingly, if these companies comply with certain requirements, they are eligible for certain tax benefits for the first seven years in which they generate taxable income. Income derived from these companies' approved enterprise programs will be tax exempt for a period of two years after the companies have taxable income. They will also be subject to a 25% "company tax" rate for the following five years. Under certain circumstances, if the percentage of the share capital that foreign shareholders hold in subsidiaries and affiliates of these companies exceeds 25%, future approved enterprises of the applicable subsidiary or affiliate would qualify for reduced tax rates for an additional three years, after the seven years mentioned above. We cannot assure you that these companies will obtain approval for additional approved enterprises, that the provisions of the Investment Law will not change, or that the above-mentioned shareholding portion will be reached or maintained for each subsequent year. In addition, our equity in affiliated companies' net income is not subject to tax in Israel. Gains from changes in holdings in subsidiaries and affiliated companies resulting from issuances to third parties are also not taxable in Israel. These exemptions cause our effective tax rate to fluctuate from period to period.

     On January 1, 2003, Israel's tax laws underwent a significant tax reform (Amendment 132 to the Income Tax Ordinance (New Version) - 1961). The reform legislation broadened the categories of taxable income, and reduced the tax rates imposed on employment income. Among the key provisions of this reform legislation were (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the controlled foreign corporation concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence.

C.    Research and Development, Patents and Licenses

     In 2004, we spent $25.0 million on research and development activities, in 2003 we spent $17.4 million and in 2002 we spent $16 million. The increase in the amount spent on research and development activities in 2004 compared to 2003, relates primarily to the consolidation of Formula Vision which had research and development expenditures of $9.7 million in 2004. The increase in the amount spent on research and development activities in 2003 compared to 2002, relates primarily to the consolidation of Sapiens. This increase was partially offset by a decrease in the research and development expenditures of certain of our subsidiaries as part of a cost restructuring measures taken by these companies. For a description of our research and development activities, see "Item 4.B. Business Overview-Software Development."

     For information concerning our intellectual property rights, see "Item 4.B. Business Overview-Intellectual Property Rights."

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

                                           Payment due by period
                                           ---------------------
                                                                 More
                                      Less        1-3      3-5   than
                                      ----        ---      ---   ----
                              Total   than 1     years    years    5     Other
                              -----   ------     -----    -----          -----
                                       year                      years    (1)
                                       ----                      -----    ---
                                               $ in thousands
                                               --------------

Long term debt obligations     96,598   51,723    42,663   1,865    347       -

Lease obligations              35,702   11,976    15,144   8,272    310       -

Liability in respect of the     2,036      157       314     314  1,251       -
acquisition of activities

Other long-term liabilities
reflected on our balance
sheet under U.S. GAAP           5,807       -         -       -       -   5,807
                                ----- --------   -------  ------  ------  ------
Total                         140,143   63,853    58,121  10,451  1,908   5,807
----------------
(1) Other obligations include unrealized gains and sevarance pay, the due date of which is unknown.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

      The following table describes information about our directors and senior management as of June 20, 2005.


Name                                   Age  Position
----                                   ---  --------

Name                                   Age  Position
----                                   ---  --------
Dan Goldstein                          51   Chairman of the Board, Chief
                                            Executive Officer
Gad Goldstein                          46   President, Director
Shlomo Nass                            45   Director
Ishay Davidi                           43   Director
Yarom Oren                             34   Director
Gil Weizer (1)                         63   Director
Daphna Sharir (1)                      37   Director
Bruria Gross Prushansky                52   Secretary and General Counsel
Naamit Salomon                         41   Vice President, Finance
------------

(1) Outside director. See "Item 6.C. Board Practices -- Outside Directors; Audit Committee, Internal Auditor, Approval of Certain Transactions", below.

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

     Shlomo Nass has served as one of our directors since April 2003. Mr. Nass is the president and a partner of I.G.B. - Israel Global Business, an investment group. Mr. Nass serves as a director of several public companies. Mr. Nass holds a B.Sc. degree in economics and accounting, and an LL.B degree, both from the Bar-Ilan University. Mr. Nass is a certified public accountant, a member of the Israeli Bar and holds a Ph.D. in law. Mr. Nass qualifies as an independent director and an audit committee financial expert, as such terms are defined in the Nasdaq rules and/or in the Sarbanes-Oxley Act of 2002.

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

     Dafna Sharir joined our board of directors as one of our outside directors in February 2005. Ms. Sharir is an independent consultant in the areas of mergers and acquisitions and business development. From 2002 until 2004, Ms. Sharir served as senior vice president - investments of AMPAL-American Israel Corporation, a public company traded on the Nasdaq National Market. From 1999 until 2002, Ms. Sharir served as director of mergers and acquisitions of AMDOCS Limited, and prior to that, from 1994 to 1996 as an associate at the tax department at Cravath, Swaine & Moore, in New York. Ms. Sharir holds BA degrees in economics and law, both from Tel Aviv University, an LL.M. in Tax Law from the New York University, and an MBA from the European Institute of Business Administration (INSEAD), in Fontainebleau, France.

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

     This amount does not include the following:

       o amounts expended by us for automobiles made available to our officers;

       o expenses, including business travel, professional and business association dues and expenses, that we reimburse our officers for; and

       o other fringe benefits that companies in Israel commonly reimburse or pay to their officers.

     The amount also includes payment of director's fees to our outside directors and Mr. Shlomo Nass. We compensate our outside directors in accordance with the regulations promulgated under the Israeli Companies Law, 1999, referred to as the Companies Law. We compensate Mr. Shlomo Nass in the same amounts we compensate our outside directors. In February 2005, our shareholders approved the payment of compensation to our other non-employee directors, in addition to our outside directors and Mr. Nass, in the same amounts we compensate our outside directors.

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

C.    Board Practices

     Pursuant to our articles of association, directors are elected at the annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Our board is comprised of 7 persons. The board includes two outside directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See "-Outside Directors" below. Each director, except for the outside directors, holds office until the next annual general meeting of shareholders. Officers are appointed by our board of directors. For information regarding the employment agreements of our officers, see "Item 6.B. Compensation."

     Outside Directors

     Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two outside directors. This law provides that a person may not be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as outside director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term "affiliation" includes:

   o     an employment relationship;

   o     a business or professional relationship maintained on a regular basis;

   o     control; and

   o     service as an office holder.

     No person may serve as an outside director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an outside director, all other directors are of the same gender, the outside director to be elected must be of the other gender. Outside directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

  o the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of election of the director; or

  o the total number of shares of non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

     Pursuant to a recent amendment to the Companies Law, an outside director must have financial and accounting expertise or professional qualifications, provided that at least one outside director will have financial and accounting expertise. The terms "financial and accounting expertise" and "professional qualifications" are to be defined in regulations to be promulgated by the Israeli Minister of Justice after consultation with the Israel Securities Authority. These regulations have not yet been promulgated and therefore, the qualification requirements described above are not yet in effect.

     The initial term of an outside director is three years and may be extended by the general meeting of shareholders, for an additional three years. In February 2005, Ms. Daphna Sharir and Mr. Gil Weizer were appointed as our outside directors, each to hold office until February 2008.

     Each committee of a company's board of directors is required to include at least one outside director. However, the audit committee shall include all the outside directors.

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

     We have established an audit committee, consisting of the two outside directors, Gil Weizer and Daphna Sharir, as well as Shlomo Nass. Each audit committee member qualifies as an independent director under the applicable Nasdaq rules and those of the Securities and

Exchange Commission. The board has agreed that Shlomo Nass is an "audit committee financial expert" as defined by applicable SEC regulations. See "Item 16A. Audit Committee Financial Expert."

     Under the Companies Law, the audit committee is responsible for overseeing the business management practices of the company in consultation with the company's internal auditor and the independent auditor, making recommendations to the board to improve such practices and approving related party transactions as required by the Companies Law. In accordance with the Sarbanes-Oxley Act and Nasdaq requirements, our audit committee is directly responsible for the appointment, compensation, retention and oversight of our independent auditors. In addition, the audit committee is responsible for assisting the board in monitoring our financial statements and the effectiveness of our internal controls. We are in the process of implementing a formal audit committee charter embodying these responsibilities.

     Internal Auditor

     Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an interested party (i.e., a holder of 5% or more of the voting rights in the company or of the issued share capital, the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company's chief executive officer or any of its directors), or a relative of an office holder or of an interested party. In addition, the company's independent accountant or its representative may not serve as the company's internal auditor.

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

     Office Holders' Insurance. Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders imposed on the office holder in respect of an act performed in his or her capacity as an office holder, with respect to:

     o    a breach of his duty of care to us or to another person;
     o a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or
     o    a financial liability imposed upon him in favor of another person.

      We have obtained an insurance policy covering the Formula Group's directors' and officers' liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2004 was approximately $320,000.

     Indemnification of Office Holders. Our articles of association provide that we may indemnify an office holder against:

     o a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court; concerning an act performed in his capacity as an office holder; and

     o reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, in each case relating to an act performed in his capacity as an office holder.

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

     Limitations on Exemption, Insurance and Indemnification. The Companies Law provides that a company may not indemnify an office holder, enter into an insurance contract which would provide coverage for any monetary liability, or exempt an office holder from liability, with respect to any of the following:

     o a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
     o a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, except for a breach that was made in negligence;
     o any act or omission done with the intent to derive an illegal personal benefit; or
     o    any fine levied against the office holder.

     In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

      In February 2002, we granted to each of our office holders an indemnification letter, pursuant to which we undertook to indemnify each office holder in respect of certain obligations and expenses. We are considering updating the indemnification letters granted to our office holders, if required, in light of the recent amendment to the Companies Law adopted in March 2005. For information concerning the indemnification arrangement with our office holders, see "Item 7.B. Related Party Transactions-Indemnification of Office Holders."

     Approval of Certain Transactions under the Companies Law

     The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder's position in the company and his personal affairs, (ii) avoiding any competition with the company, (iii) avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and
(iv) revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed in the table under "Directors and Senior Management" above is an office holder. Under the Companies Law, arrangements regarding the compensation of directors require the approval of the audit committee, the board of directors and shareholder approval.

     The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an "extraordinary transaction" as defined under the Companies Law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing. In addition, the office holder must also disclose any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager. An "extraordinary transaction" is defined as a transaction other than in the ordinary course of business, otherwise than on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

     Under the Companies Law, after the office holder complies with the disclosure requirements described above, only board approval is required for any transaction which is not an extraordinary transaction, unless the articles of association of the company provide otherwise, and provided the transaction is not adverse to the company's interest. If the transaction is an extraordinary transaction, the company must receive any approval stipulated by the articles of association, the approval of the company's audit committee and the approval of the board of directors, as well as, under certain circumstances, approval by a meeting of the shareholders of the company. An office holder who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter unless the majority of the board members or members of the audit committee, as applicable, have a personal interest in such matter and in such case, the matter should also be approved by the shareholders of the company.

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

     The approvals of the board of directors and shareholders is required for a private placement of securities (or a series of related private placements during a 12-month period or that are part of one continuous transaction or transactions conditioned upon each other) in which:

o the securities issued represent at least 20% of the company's actual voting power prior to the issuance of such securities, and such issuance increases the relative holdings of a 5% shareholder or causes any person to become a 5% shareholder, and the consideration in the transaction (or a portion thereof) is not in cash or in securities listed on a recognized stock exchange, or is not at a fair market value; or

o a person would become, as a result of such transaction, a controlling shareholder of the company.

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

      With respect to our employees in Israel, we are subject to various Israeli labor laws and labor practices, and to administrative orders extending certain provisions of collective bargaining agreements between the Histadrut (Israel's General Federation of Labor) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers' organizations) to all private sector employees. For example, mandatory cost of living adjustments, which compensate Israeli employees for a portion of the increase in the Israeli consumer price index, are determined on a nationwide basis. Israeli law also requires the payment of severance benefits upon the termination, retirement or death of an employee. We meet this requirement by contributing on an ongoing basis towards "managers' insurance" funds that combine pension, insurance and, if applicable, severance pay benefits. In addition, Israeli employers and employees are required to pay specified percentages of wages to the National Insurance Institute, which is similar to the United States Social Security Administration. Other provisions of Israeli law or regulation govern matters such as the length of the workday, minimum wages, other terms of employment and restrictions on discrimination. We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

E.    Share Ownership

      The following table presents information regarding the ownership of our ordinary shares by the persons listed in the table under "Directors and Senior Management", as of June 20, 2005.


            Name                Shares beneficially owned    Options to purchase
            ----                -------------------------    -------------------
                                                               ordinary shares
                                                             ------------------
                                             Percentage of
                                              outstanding
                                                ordinary
                                 Number          shares (1)
                                 ------      ---------------

Dan Goldstein (2)               4,400,000         33.3%
Gad Goldstein                     325,000          2.5%
All directors and officers
as a group (8 persons) (3)      4,725,000         35.8%          16,000(4)

-----------------
(1) Percentages in the above table are based on 13,200,000 ordinary shares outstanding as of June 20, 2005.
(2) Dan Goldstein holds a 50% interest in FIMGold Limited Partnership, which owns approximately 33.3% of Formula's outstanding ordinary shares. Dan Goldstein may be deemed to beneficially own all such shares by virtue of shared voting and dispositive power pursuant to a shareholders agreement entered between Dan Goldstein, through his wholly owned company, Ildani Holdings Ltd., and FIMI Opportunity Fund, with respect to FIMGold Ltd., the general partner of FIMGold LP. However, Mr. Goldstein disclaims beneficial ownership from one half of such shares. For more information about the shareholders agreement, see "Item 7.A. Major Shareholders."
(3) Each of the directors and executive officers not separately identified in the above table beneficially owns less than one percent of our outstanding ordinary shares (including options held by each of these persons) and have therefore not been separately disclosed.
(4) All of these options are currently exercisable at an exercise price of $30.8 per share, as indexed to the Israeli CPI. These options expire in November 2005.


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

                                     Shares Beneficially        Percent of
Name and Address                           Owned                Class (1)
-----------------------------------  --------------------  --------------------

FIMGold Limited Partnership (2)          4,400,000               33.3%


Bank Leumi Le'Israel B.M. (3)             964,127                 7.3%


--------------------
(1) Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of June 20, 2005, are treated as outstanding only for the purposes of determining the percent owned by this person or group. Percentages in the above table are based on

     13,200,000 ordinary shares outstanding as of June 20, 2005.
(2) In March 2005, FIMGold LP purchased from Formula in a private placement 2,400,000 ordinary shares. FIMGold LP is owned in equal shares by Dan Goldstein, our chief executive officer and chairman of the board, and FIMI Opportunity Fund. Concurrently with the closing of the private placement, Dan Goldstein sold to FIMGold LP his entire shareholdings in Formula, constituting 2,000,000 ordinary shares. Following these transactions, FIMGold LP owns 4,400,000 of our ordinary shares, representing approximately 33.3% of our outstanding share capital. In connection with the acquisition by FIMGold LP of Formula's shares, Dan Goldstein, through his wholly owned company, Ildani Holdings Ltd., and FIMI Opportunity Fund, entered into a shareholders agreement with respect to FIMGold Ltd., the general partner of FIMGold LP, pursuant to which each party has the right to designate one-half of the members of the board of directors of FIMGold Ltd. and each resolution of the board of directors requires the approval of at least one member designated by each party, including resolutions relating to selling, acquiring and voting Formula's shares held by FIMGold LP. Notwithstanding the foregoing, the shareholders agreement provides that each party has the right to cause the sale of up to an aggregate of 20% of the amount of Formula's shares held by FIMGold LP without the consent of the other party. Pursuant to the shareholders agreement, Formula's shares held by FIMGold LP will be voted for the election of two nominees of each party to our board of directors. In addition, we granted registration rights to FIMGold LP in respect of Formula's shares held by it, on customary terms and conditions.
(3) Bank Leumi Le'Israel B.M. is publicly traded on the TASE. The major shareholder of Bank Leumi is the Government of Israel (28.3%). Shlomo Eliahu Holdings Ltd. holds a 10% interest in Bank Leumi, Otzar Hityashvut Hayehudim holds a 4.9% interest and Bank Hapoalim holds 5.2%.

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


B.    Related Party Transactions

      Private Placement to FIMGold LP

      In February 2005, the general meeting of shareholders approved a private placement of 2,400,000 ordinary shares issued to FIMGold LP for an aggregate consideration of $36 million. FIMGold LP is an entity owned in equal shares by Dan Goldstein, our chief executive officer and chairman of the board, and FIMI Opportunity Fund. Prior to the approval by our shareholders, the private placement was approved by our audit committe and board of directors. The purchase price per share in the transaction was $15, which was the approximate closing price per Formula's share on the NASDAQ National Market and the TASE on December 28, 2004, the date on which an agreement in principal was reached. Concurrently with the closing of the private placement, Dan Goldstein sold to FIMGold LP his entire shareholdings in Formula, constituting 2,000,000 ordinary shares, for an aggregate purchase price of $30 million. Following these transactions, FIMGold LP owns 4,400,000 of our ordinary shares, representing approximately 33.3% of our outstanding share capital. In addition, Dan Goldstein concurrently sold to FIMGold LP all of his 15,500,000 ordinary shares in Formula Vision for an aggregate purchase price of $17 million.

      In connection with the acquisition by FIMGold LP of Formula's shares, Dan Goldstein, through his wholly owned company, Ildani Holdings Ltd., and FIMI Opportunity Fund, entered into a shareholders agreement with respect to FIMGold Ltd., the general partner of FIMGold LP, pursuant to which each party has the right to designate one-half of the members of the board of directors of FIMGold Ltd. and each resolution of the board of directors requires the approval of at least one member designated by each party, including resolutions relating to selling, acquiring and voting Formula's shares held by FIMGold LP. Notwithstanding the foregoing, the shareholders agreement provides that each party has the right to cause the sale of up to an aggregate of 20% of Formula's shares held by FIMGold LP without the consent of the other party. Pursuant to the shareholders agreement, Formula's shares held by FIMGold LP will be voted for the election of two nominees of each party to our board of directors. In addition, we granted registration rights to FIMGold LP in respect of Formula's shares held by it, on customary terms and conditions.

      Registration Rights Agreements

      In March 2005, in connection with the private placement of 2,400,000 Formula's shares issued to FIMGold LP, and the purchase by FIMGold LP of 2,000,000 Formula's shares from Dan Goldstein, Formula granted to FIMGold LP registration rights with respect to the 4,400,000 shares owned by it. Under the registration rights agreement entered into between Formula and FIMGold LP, Formula has agreed that at the request of FIMGold LP, and on no more than two occasions, Formula will file a registration statement under the Securities Act of 1933, as amended, referred to as the Securities Act, for an offering of the shares with respect to which registration is requested. In addition, if Formula otherwise proposes to register its ordinary shares under the Securities Act, FIMGold LP may request that Formula register its shares as well, subject to certain limitations. Formula shall bear all fees and expenses in connection with the registration, except that FIMGold LP will pay all fees and expenses of its own counsel and all underwriting discounts and commissions relating to its shares.

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

     Transactions between Formula and Formula Vision

     In connection with the exercise by Formula Vision in Novemebr 2001 of an option to purchase from Formula its entire interest in Formula's privately held companies, Formula Vision issued to Formula, in December 2001, a series of 5-year debentures of $58.9 million in the aggregate, linked to the Israeli CPI and bearing interest at an annual rate of 5%. On March 31, 2002, we lent to Formula Vision an additional $19.4 million in consideration for a series of debentures with similar terms of the debentures issued in December 2001.

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

     In January 2004, Formula Vision issued to Formula 38,000,000 shares representing 59.4% of Formula Vision's outstanding share capital in exchange for $35 million of the amount of the debentures. The transaction was approved by Formula's audit committee and by its board of directors. The price per share reflected the average closing market price of Formula Vision's share on the TASE during the 30 days preceding the date of approval of the transaction by Formula's board of directors. In connection with this transaction, following the receipt by Formula Vision of the opinion of the Israeli Securities Authority, referred to as the ISA, regarding this transaction, Formula Vision informed its shareholders that it was the ISA's opinion that the said transaction requires the approval of Formula's shareholders with the special majority required under the Israeli law for approval of related party transactions. In the absence of such approval, if required, Formula may revoke the transaction, and may also claim damages from Formula Vision, without revoking the transaction, provided Formula Vision knew of Messrs. Goldstein's personal interest in the said transaction and knew, or should have known, about the absence of such approval. The ISA's opinion was based on the assumption that Messrs. Goldstein's ability to direct Formula's activity derives mainly from their substantial holdings in Formula, and as such, their positions as office holders could not be viewed as unrelated to their shareholdings.

     The Company is of the view, based on its legal counsels' opinion, that at the time of consummation of the transaction, Messrs. Goldstein did not hold a controlling interest in Formula under the law.

     For more information about the transaction between Formula and Formula Vision, see "Item 4.A. History and Development of the Company - Capital Expenditures and Divestitures -Restructuring of Our Corporate Structure."

     Indemnification of Office Holders

     In February 2002, we granted to each of our office holders an indemnification letter, pursuant to which we undertook to indemnify each office holder in respect of an obligation or expense imposed on the office holder in respect of an act performed in his or her capacity as an office holder, provided, however, that the undertaking is limited to categories of events specified in the indemnification letter and subject to the provisions of any law, as follows:

     (i) a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court; and

     (ii) reasonable litigation expenses including attorneys' fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent.

     The indemnification described above shall also apply to an obligation or expense imposed on the office holder in respect of an act performed in his or her capacity as an office holder or an employee of one of our subsidiaries. Our undertaking for indemnification is limited to up to 25% of our shareholders' equity as it appears in our latest financial statements known at the date of indemnification.

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

     Office Holders' Insurance

      We have obtained an insurance policy covering the Formula Group's directors' and officers' liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium Formula paid during 2003 was approximately $120,000.

     Other Transactions

     From time to time, in our ordinary course of business, we engage in transactions with our subsidiaries and affiliates. We believe that these agreements are made on an arms' length basis upon terms and conditions no less favorable to us, our subsidiaries and affiliates, as we could obtain from unaffiliated third parties. If we engage with our subsidiaries and affiliates in transactions which are not in the ordinary course of business, we receive the approvals required under the Companies Law. These approvals include audit committee approval, board approval and, in certain circumstances, shareholder approval. See "Item 6.C. Board Practices."

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

      In July 2003, a former Liraz shareholder filed an application with the Tel Aviv Jaffa District Court to approve a claim filed by him against BluePhoenix, as a class action. The claim relates to the acquisition of Liraz shares, which BluePhoenix completed in March 2003. The shareholder alleges that the share price BluePhoenix paid to Liraz's shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. In the lawsuit, the plaintiff has applied for the court's approval to represent all of the shareholders of Liraz who sold their shareholdings pursuant to the tender offer and the mandatory acquisition. No hearing has been scheduled for this lawsuit. Based on BluePhoenix's analysis of the statement of claim, including an evaluation of the fair value of the Liraz shares, and the price paid for Liraz in a previous transaction immediately prior to the tender offer, we believe that the allegations against BluePhoenix in this proceeding are without merit and intend to vigorously defend the claim and contest the allegations made therein.

     Dividend policy

      In August 2001, Formula distributed to its shareholders a dividend in kind of Formula Vision's (formerly known as Mashov) shares held by Formula.

      In May 2005, Formula declared a cash dividend in the amount of approximately $4 per ordinary share, or approximately $53 million in the aggregate, which was distributed to its shareholders on June 1, 2005.

      Under Formula's new dividend policy adopted recently by its board of directors, sums that are not planned to be used for investments in the near future, will be distributed to the shareholders as a cash dividend, to the extent that our performance allows such distribution.

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

Calendar Period                 Closing Price Per Share
---------------                 -----------------------
                                       in NIS

                                High            Low
                                ----            ---

2000                           355.00         116.60
2001                           151.30          48.11
2002                            75.80          40.12
2003                            79.40          34.03
  First Quarter                 41.33          34.03
  Second Quarter                63.90          38.05
  Third Quarter                 61.40          50.70
  Fourth Quarter                79.40          56.70
2004
  First Quarter                 98.40          77.30
  Second Quarter                94.70          80.80
  Third Quarter                 91.07          61.83

Calendar Period                 Closing Price Per Share
---------------                 -----------------------
                                       in NIS

                                High            Low
                                ----            ---


  Fourth Quarter                74.77          62.21
2005
  First Quarter                 89.65          74.75
    January                     84.73          77.20
    February                    83.04          74.75
    March                       89.65          79.21
    April                       82.36          76.82
    May                         72.04          63.75
    June (through June 20)      64.79          50.55


     Price Range of American Depositary Shares

      The following table shows, for the periods indicated, the high and low closing sale prices for the ADSs, as reported by the Nasdaq National Market.

Calendar Period              Closing Price Per Share
---------------              -----------------------
                                      in $

                               High            Low
                               ----            ---

2000                          92.19          27.00
2001                          38.00          11.25
2002                          16.92           8.16
2003                          18.05           6.71
  First Quarter               8.75            6.71
  Second Quarter              14.35           8.01
  Third Quarter               14.32          10.75
  Fourth Quarter              18.05          12.51
2004
  First Quarter               22.08          16.61
  Second Quarter              20.61          17.33
  Third Quarter               20.00          13.44
  Fourth Quarter              17.57          14.40
2005
  First Quarter               20.44          16.92
    January                   19.20          17.51
    February                  19.00          16.92
    March                     20.44          18.03
    April                     18.87          17.52
    May                       22.99          14.32
    June (through June 20)    14.62          11.29


B.    Plan of Distribution

Not applicable.

C.    Markets

      Since our initial public offering in 1991, our ordinary shares have been traded in Israel on the TASE. No U.S. trading market exists for the ordinary shares. Since October 1997, our ADSs are traded on the NASDAQ National Market, under the symbol "FORTY".

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

B.    Memorandum and Articles of Association

We are registered with the Israeli Companies Register under the number 52-003669-0. Our objects are specified in our memorandum of association. These objects include:

      o   operating within the field of informational and computer systems;

      o providing management, consulting and sale services for computers, computer equipment, software for computers and for information systems;

      o the business of systems analysis, systems programming and computer programming; and

      o establishing facilities for instruction and training for computers and digital systems.

     Description of Our Share Capital

      Our company share capital consists of ordinary shares. Our articles of association do not restrict in any way the ownership of our ordinary shares by non-residents, except that these restrictions may exist with respect to citizens of countries which are in a state of war with Israel.

     Dividend and Liquidation Rights

      We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits. We may invest or use for our own benefit all unclaimed dividends. If dividends remain unclaimed for seven years from the date we declared the dividend they lapse and revert back to us. Our board of directors can cause us to pay the dividend to a holder who would have been entitled if the dividend had not reverted back to us. In case of liquidation, after satisfying liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their holdings. This right may be affected by the grant of a preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company's articles of association require otherwise. Our articles of association provide that our board of directors may declare and pay dividends without any further action of our shareholders.

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

      Under the Companies Law, a shareholder has a duty to act in good faith towards the company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company including voting in the general meeting of shareholders on:

      o     any amendment to the articles of association

      o     an increase of the company's authorized share capital

      o     a merger; or

      o approval of some of the acts and transactions which require shareholder approval.

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

     Election of Directors

      Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting have the power to elect all of our directors, other than the outside directors which are appointed by a special majority of shareholders. For a summary of those provisions in our articles of association with respect to the directors, see "Item 6. Directors, Senior Management and Employees."

     Anti-Takeover Provisions; Mergers and Acquisitions under Israeli Law

      Mergers

      The Companies Law permits merger transactions if approved by each party's board of directors and shareholders. In determining whether the required majority has approved the merger in the event of "cross ownership" between the merging companies, namely, if the merging company's shares are held by the other party to the merger, or by any person holding at least 25% of the means of control of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party to the merger or by such person, or anyone acting on behalf of either of them, including any of their affiliates, is sufficient to reject the merger transaction. In the event that the merger transaction has not been approved by the special majority described above, the holders of at least 25% of the voting rights of such company may apply to the court for approval of the merger. The court may approve the merger if it is found that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger. A merger may not be consummated unless at least 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and 30 days have passed from the date of the approval of the shareholders of the merging companies.

     The Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly-owned subsidiary in a rollup merger transaction, or to the shareholders of the acquirer if:

o the transaction does not involve an amendment to the acquirer's memorandum or articles of association;

o the transaction does not contemplate the issuance of more than 25% of the voting rights of the acquirer which would result in any shareholder becoming a controlling shareholder; and

o there is no "cross ownership" of shares of the merging companies, as described above.

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

     The foregoing provisions do not apply to:

o a private placement in which the company's shareholders approved such holder owning 25% or more of the voting rights in the company (if there is no other shareholder that holds 25% or more of the voting rights in the company); or more than 45% of the voting rights in the company (if there is no other shareholder that holds 45% or more of the voting rights in the company); or

o a purchase from an existing holder of 25% or more of the voting rights in the company that results in another person becoming a holder of 25% or more of the voting rights in the company or a purchase from an existing holder of more than 45% of the voting rights in the company that results in another person becoming a holder of more than 45% of the voting rights in the company.

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

      The Companies Law also provides that if following any acquisition of shares, the acquirer holds 90% or more of the company's shares or of a class of shares, the acquisition must be made by means of a tender offer for all the target company's shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer before the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquirer may not acquire shares tendered if by doing so the acquirer would own more than 90% of the shares of the target company.

C.    Material Contracts

      We consider the private placement completed in March 2005, and the transactions with

Formula Vision as material contracts. For a summary of the terms of these contracts, see "Item 4.A. Information on the Company - Capital Expenditures and Divestitures."

D.    Exchange Controls

      Under current Israeli regulations, we may pay dividends or other distributions in respect of our ordinary shares either in non-Israeli or Israeli currencies. If we make these payments in Israeli currency, they will be freely transferred in non-Israeli currencies at the rate of exchange prevailing at the time of conversion. We expect therefore, that dividends, if any, that we pay to holders of ADSs, will be paid in dollars, net of conversion expenses of the depositary, the Bank of New York and Israeli income taxes. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS. See "Item 3.D. Risk Factors."

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

      Non-residents of Israel are subject to income tax on passive income accrued or derived from sources in Israel like dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares (stock dividends) we should generally withhold at source income tax at a rate of 25%, unless a different rate applies under a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of our ADSs or ordinary shares who is a resident of the United States will be 25% or 12.5% if certain conditions are met including, interalia, that the holder is a corporation which holds, directly or indirectly, shares representing 10% or more of the voting power in our company during the relevant period preceding the date of payment of the dividend. However, under the Law for the Encouragement of Capital Investments, 1959 (the Investments Law), dividends generated by an approved enterprise are taxed at the rate of 15%.

      United States Federal Income Tax Considerations

      Subject to the limitations described herein, this discussion summarizes the material United States federal income tax consequences of the purchase, ownership and disposition of our ordinary shares or ADSs to a United States holder. A United States holder is a holder of our ordinary shares or ADSs who is:

     o      an individual citizen or resident of the United States;

     o      a corporation (or another entity taxable as a corporation for United

            States federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;

     o an estate, the income of which is subject to United States federal income tax regardless of its source; or

     o a trust (i) if, in general, a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable United States Treasury regulations to be treated as a United States person.

      Unless otherwise specifically indicated, this discussion does not consider the United States tax consequences to a person that is not a United States holder and considers only United States holders that will own the ordinary shares or ADSs as capital assets.

      This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular United States holder based on the United States holder's individual circumstances. In particular, this discussion does not address the United States federal income tax consequences to United States holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, United States holders holding the ordinary shares or ADSs as part of a hedging, straddle or conversion transaction, United States holders whose functional currency is not the United States dollar, insurance companies, tax-exempt organizations, financial institutions, persons who acquired their shares upon the exercise of employees stock options or otherwise as compensation, and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold the ordinary shares or ADSs through, a partnership or other pass-through entity is not considered, nor is the possible application of United States federal estate or gift taxes or any aspect of state, local or non- United States tax laws.

      You are advised to consult your tax advisor with respect to the specific United States federal, state, local and foreign income tax consequences to you of purchasing, holding or disposing of our ordinary shares or ADSs.

Taxation on Distributions on the Ordinary Shares or ADSs

      In August 2001, Formula distributed to its shareholders a dividend in kind of Formula Vision's shares held by Formula, which was distributed in the form of cash to holders of our ADRs. In June 2005, Formula distributed a cash dividend to its shareholders. If Formula makes distributions in the future, the amount of the distribution with respect to the ordinary shares or ADSs will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld, as described above under "Israeli Taxation." Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," a distribution paid by us with respect to the ordinary shares or ADSs to a United States holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for United States federal income tax purposes. Dividends that are received by United States holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of "qualified dividend income." Dividends that fail to meet such requirements, and dividends received by corporate United States holders, are taxed at ordinary income rates. No dividend received by a United States holder will be a qualified dividend (1) if the United States holder held the ordinary share or ADS with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the United States holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share or ADS (or substantially identical securities); or (2) to the extent that the United States holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share or ADS with respect to which the dividend is paid. If we were to be a "passive foreign investment company," a "foreign personal holding company" or a "foreign investment company" (as such terms are defined in the Code) for any year, dividends paid on our ordinary shares or ADSs in such year or in the following year would not be qualified dividends. In addition, a non-corporate United States holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do; in such case the dividend will be taxed at ordinary income rates.

      The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the United States holder's tax basis in its ordinary shares or ADSs to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares or ADSs. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares or ADSs.

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

      Subject to the limitations set forth in the Code and the Treasury regulations thereunder, United States holders may elect to claim as a foreign tax credit against their United States federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares or ADSs. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the United States federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source "passive income" for U.S. foreign tax credit purposes or, in the case of a financial services entity, "financial services income." United States holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A United States holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares or ADSs (i) if the United States holder has not held the ordinary shares or ADSs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the United States holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a United States holder has substantially diminished its risk of loss on the ordinary shares or ADSs are not counted toward meeting the required 16-day holding period.

Taxation on Disposition of the Ordinary Shares or ADSs

      Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares or ADSs, a United States holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the United States holder's tax basis in the ordinary shares or ADSs. The gain or loss recognized on the disposition will be long-term capital gain or loss if the United States holder held the ordinary shares or ADSs for more than one year at the time of the disposition. Gain or loss recognized by a United States holder on a sale, exchange or other disposition of ordinary shares or ADSs will be treated as U.S. source income or loss for United States foreign tax credit purposes.

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

Tax Consequences if We are a Passive Foreign Investment Company

      We will be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in the taxable year produce, or are held for the production of, passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation's assets and as directly earning our proportionate share of the other corporation's income. If we are a PFIC, a United States holder must determine under which of three alternative taxing regimes it wishes to be taxed:

   o The "QEF" regime applies if the United States holder elects to treat us as a "qualified electing fund" ("QEF") for the first taxable year in which the United States holder owns our ordinary shares or ADSs or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. If the QEF regime applies, then each year that we are a PFIC such United States holder will include in its gross income a proportionate share of the our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing United States holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the United States holder. A United States holder's basis in our ordinary shares or ADSs for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing United States holder to treat any gain realized on the disposition of his ordinary shares or ADSs as capital gain.

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

   o A second regime, the "mark-to-market" regime, may be elected so long as our ordinary shares or ADSs are publicly traded. Pursuant to this regime, an electing United States holder's ordinary shares or ADSs are marked-to-market each year and the United States holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares or ADSs and the United States holder's adjusted tax basis therein. Losses are allowed only to the extent of net mark-to-market gain previously included by the United States holder under the election for prior taxable years. An electing United States holder's adjusted basis in our ordinary shares or ADSs is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

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

   o A United States holder making neither the QEF election nor the mark-to-market election is subject to the "excess distribution" regime. Under this regime, "excess distributions" are subject to special tax rules. An excess distribution is either (1) a distribution with respect to ordinary shares or ADSs that is greater than 125% of the average distributions received by the United States holder from us over the shorter of either the preceding three years or such United States holder's holding period for our ordinary shares or ADSs, or (2) 100% of the gain from the disposition of our ordinary shares or ADSs (including gain deemed recognized if the ordinary shares or ADSs are used as security for a loan).

      Excess distributions must be allocated ratably to each day that a United States holder has held our ordinary shares or ADSs. A United States holder must include amounts allocated to the current taxable year and to any period prior to the first day of the first taxable year for which we are a PFIC in its gross income as ordinary income for the current taxable year. All amounts allocated to other years of the United States holder would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The United States holder also would be liable for interest on the deferred tax liability for each such other year calculated as if such liability had been due with respect to each such other year. A United States holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of distributions that are not characterized as

      "excess distributions" are subject to tax in the current year under the normal tax rules of the Code.

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

      We believe that in 2004 we were not a PFIC and currently we expect that we will not be a PFIC in 2005. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our assets and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2005 or in a future year. We will notify United States holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable United States holders to consider whether or not to elect to treat us as a QEF for United States federal income tax purposes or to "mark to market" the ordinary shares or ADSs or to become subject to the "excess distribution" regime.

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

      Non-United States holders will be subject to information reporting and backup withholding at a rate of up to 28% on the receipt of the proceeds from the disposition of the ordinary shares or ADSs to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-United States holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the ordinary shares or ADSs by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a "U.S. related person," information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-United States holder's foreign status or the non-United States holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a "U.S. related person" is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the United States federal income tax liability of a non-United States holder, or alternatively, the non-United States holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

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

      The SEC maintains an Internet website at http://www.sec.gov that contains reports and other material that are filed through the SEC's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. Formula began filing through the EDGAR system beginning in October 2002.

      Formula's ADSs are quoted on the NASDAQ National Market. You may inspect reports and other information concerning Formula at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

      Information about Formula is also available on its website at http://www.formulasystems.com. Such information on our website is not part of this annual report.

      As a foreign private issuer, Formula is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Formula's officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Formula is not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I.    Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Currency Exchange Rate Fluctuations and Impact of Inflation

      In light of the nature of Formula's activities, Formula invests its cash and cash equivalents in short term deposits. As of December 31, 2004, Formula invested substantially all of the cash it held in dollar accounts bearing interest based on LIBOR and in NIS accounts bearing interest based on the Israeli prime rate. In addition, Formula has outstanding short-term and long-term loans in NIS. In May 2002, Formula issued debentures to the public. We repaid these debentures in accordance with their terms, on June 20, 2005. Principal and interest on those debentures were linked to the Israeli CPI.

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

Fluctuations in Market Price of Securities We Hold

      We hold securities of several publicly traded companies on the Nasdaq National Market and the TASE. These companies include Magic, BluePhoenix, Matrix, Sapiens and Formula Vision. We consider these holdings as long-term holdings. We are exposed to the risk of fluctuation of the price of these companies' securities. All of these publicly traded companies have experienced significant historical volatility in their stock prices. Fluctuations in the market price of our holdings in these companies may result in the fluctuation of the value of our assets. We typically do not attempt to reduce or eliminate our market exposure on these securities.

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

ITEM 16B. CODE OF ETHICS

     Formula has adopted a code of business conduct and ethics applicable to its executive officers, directors and all other employees. A copy of the code is available to all Formula's employees, investors and others upon request to the following address: Formula Systems (1985) Ltd., 3 Abba Eban Boulevard, Herzliya 46725, Israel, Attn: General Counsel. Any waiver of this code for executive officers or directors will be disclosed through the filing of a Form 6-K.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

      Our audit committee is responsible for the oversight of our independent auditor's work. The audit committee's policy is to pre-approve all audit and non-audit services provided by Ziv Haft certified public accountants (Isr.) BDO member firm. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, Ziv Haft certified public accountants (Isr.) BDO member firm and our management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Principal Accountant Fees and Services

      The Company paid the following fees for professional services rendered by Ziv Haft certified public accountants (Isr.) BDO member firm, for the years ended December 31:

                              2004              2003
                              ----              ----
                                ($ in thousands)
Audit Fees                     723               825
Audit-Related Fees             120                88
Tax Fees                        92                79
All Other Fees                  --                --
                                --                --
Total                          935               972

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

                                   P A R T III
                                   ===========


ITEM 17. FINANCIAL STATEMENTS

      We have responded to Item 18 in lieu of this item.


ITEM 18. FINANCIAL STATEMENTS

      The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.
-----------

1.1            Memorandum of Association(1)

1.2            Articles of Association as amended on January 7, 2001(2)

2 The description of terms of debentures issued by the Registrant in May 2002, contained in Section 2.3 of the prospectus of the Registrant dated May 23, 2002 (3)

4.1 Agreement dated October 1, 1999 between the Registrant and Shamrock Holdings of California Inc.(4)

4.2 Agreement dated January 24, 2001 among the Registrant, Sapiens International Corporation N.V. and Yarnfield International Limited(2)

4.3 Amendment to the agreement among the Registrant, Sapiens International Corporation N.V. and Yarnfield International Limited, dated October 20, 2002(5)

4.4 Agreement dated December 30, 2001 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd. (English summary accompanied by Hebrew original)(5)

4.5 Agreement dated December 15, 2003 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd. (5)

4.6 Share Purchase Agreement dated February 16, 2005 between the Registrant and FIMGold LP(7)

4.7 Registration Rights Agreement dated March 3, 2005 between the Registrant and FIMGold LP(7)

Exhibit No.
-----------


4.8 Form of the 1997 Share Option Plan (English translation from Hebrew original)(1)

4.9 Form of the 2000 Share Option Plan (English translation from Hebrew original)(2)

4.10           Letter of Indemnification, dated February 14, 2002(6)

8              List of Subsidiaries(7)

12.1 Certification of the Chief Executive Officer pursuant to ss.302 of the Sarbanes-Oxley Act

12.2 Certification of the Principal Financial Officer pursuant to ss.302 of the Sarbanes-Oxley Act

13.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act

13.2 Certification of the Principal Financial Officer pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act

--------------
(1) Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).
(2) Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2001.
(3) Incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on June 14, 2002.
(4) Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2000.
(5) Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2004.
(6) Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.
(7) Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the annual report on its behalf.



FORMULA SYSTEMS (1985) LTD.


By:     /s/ Dan Goldstein                               December 19, 2005
        -------------------------                       -----------------
        Dan Goldstein                                         Date
        Chairman of the Board and
        Chief Executive Officer

Exhibit Index
-------------

Exhibit No.
-----------

1.1            Memorandum of Association(1)

1.2            Articles of Association as amended on January 7, 2001(2)

2 The description of terms of debentures issued by the Registrant in May 2002, contained in Section 2.3 of the prospectus of the Registrant dated May 23, 2002 (3)

4.1 Agreement dated October 1, 1999 between the Registrant and Shamrock Holdings of California Inc.(4)

4.2 Agreement dated January 24, 2001 among the Registrant, Sapiens International Corporation N.V. and Yarnfield International Limited(2)

4.3 Amendment to the agreement among the Registrant, Sapiens International Corporation N.V. and Yarnfield International Limited, dated October 20, 2002(5)

4.4 Agreement dated December 30, 2001 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd. (English summary accompanied by Hebrew original)(5)

4.5 Agreement dated December 15, 2003 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd. (5)

4.6 Share Purchase Agreement dated February 16, 2005 between the Registrant and FIMGold LP(7)

4.7 Registration Rights Agreement dated March 3, 2005 between the Registrant and FIMGold LP(7)

4.8 Form of the 1997 Share Option Plan (English translation from Hebrew original)(1)

4.9 Form of the 2000 Share Option Plan (English translation from Hebrew original)(2)

4.10           Letter of Indemnification, dated February 14, 2002(6)

8              List of Subsidiaries(7)

12.1 Certification of the Chief Executive Officer pursuant to ss.302 of the Sarbanes-Oxley Act

12.2 Certification of the Principal Financial Officer pursuant to ss.302 of the Sarbanes-Oxley Act

13.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act

13.2 Certification of the Principal Financial Officer pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act

--------------
(1) Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).
(2) Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2001.
(3) Incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on June 14, 2002.
(4) Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2000.
(5) Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2004.
(6) Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.
(7) Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli corporation)

                               2004 Annual Report

                           FORMULA SYSTEMS (1985) LTD.
                            (An Israeli Corporation)

                     2004 CONSOLIDATED FINANCIAL STATEMENTS


                                TABLE OF CONTENTS
                                -----------------


                                                                        Page
                                                                        ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:                 F-1
CONSOLIDATED FINANCIAL STATEMENTS:
      Balance Sheets                                                     F-2
      Statements of Operations                                           F-4
      Statements of Changes in Shareholders' Equity                      F-5
      Statements of Cash Flows                                           F-6
      Notes to Financial Statements                                     F-10


                   The amounts are stated in U.S. dollars ($).


                             ----------------------
                                  -------------
                                     ------

             Report of Independent Registered Public Accounting Firm
                  To the Shareholders and Board of Directors of
                           FORMULA SYSTEMS (1985) LTD.

We have audited the consolidated balance sheets of Formula Systems (1985) Ltd. and its subsidiaries (the "Company") as of December 31, 2004 and 2003 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose consolidated assets constitute approximately 26.86% and 28.44% of total consolidated assets as of December 31, 2004 and 2003, respectively, and whose consolidated revenues constitute approximately 28.58%, 31.82% and 21.82% of total consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively. We did not audit the financial statements of certain affiliated companies, the Company's investment in which, as reflected in the balance sheets of December 31, 2004 is $18.4 million, and the Company's share in losses of which is $1.4million. The financial statements of those subsidiaries were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of those subsidiaries is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.
Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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



Tel-Aviv, Israel
June 28, 2005
                                           Ziv Haft
                                           Certified Public Accountants (Isr.)
                                           BDO member firm


                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                           CONSOLIDATED BALANCE SHEETS

                                                                       December 31,
                                                                  ----------------------
                                                                    2004          2003
                                                                  -------        ------
                                                                   (U.S. $ in thousands)
                                                                  ----------------------

ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                      107,174        93,456
   Short-term investments (Note 3)                                 39,073         8,773
   Trade receivables (net of allowances for doubtful
     debts of $5,988 and $5,365 as of December 31, 2004
     and 2003, respectively)                                      114,533        93,298
   Other current assets (Note 17A)                                 26,105        18,846
   Inventories                                                      4,668         2,635
                                                                  -------       -------

                                                                  291,553       217,008
                                                                  -------       -------

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
   Loans and other investments (Note 4)                             5,247        *3,092
   Investments in affiliates (Note 5)                              24,389         3,373
                                                                  -------       -------

                                                                   29,636         6,465
                                                                  -------       -------

DEBENTURES (Note 2B)                                                 --          80,246
                                                                  -------       -------

SEVERANCE PAY FUND                                                 31,943       *26,226
                                                                  -------       -------

PROPERTY AND EQUIPMENT, NET (Note 6)                               26,529        25,756
                                                                  -------       -------

GOODWILL (Note 1J and Note 7)                                     196,921       *142,214
                                                                  -------       -------

OTHER ASSETS, NET (Note 8)                                         64,438       *46,113
                                                                  -------       -------



                                                                  641,020       544,028
                                                                  =======       =======


                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)


                                                                          December 31,
                                                                   ---------------------------
                                                                      2004             2003
                                                                   ----------       ----------
                                                                       (U.S. $ in thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Liabilities to banks and others (Notes 10 and 17B)                 104,975           *66,543
   Trade payables                                                      41,605            31,327
   Other accounts payable (Note 17C)                                   81,105            71,092
   Debentures (Note 9)                                                 32,374           *15,340
   Customer advances, net of work in progress                           6,900              --
                                                                  -----------       -----------
                                                                      266,959           184,302
                                                                  -----------       -----------
LONG-TERM LIABILITIES:
   Debentures (Note 11)                                                27,086            50,983
   Provision for losses in formerly owned investee                      1,971             1,971
   Deferred taxes                                                         958               942
   Customer advances                                                    1,114             2,312
   Liabilities to banks and others (Note 10)                           19,789            21,900
   Liability in respect of the acquisition of activities                2,036             2,149
   Accrued severance pay                                               37,750           *30,755
   Unrealized gains (Note 13)                                            --               4,459
                                                                  -----------       -----------
                                                                       90,704           115,471
                                                                  -----------       -----------

MINORITY INTEREST                                                      96,579            68,251
                                                                  -----------       -----------

COMMITMENTS AND CONTINGENCIES (Note 14)

SHAREHOLDERS' EQUITY (Note 15):
   Share capital - ordinary shares of NIS 1 par value
    (authorized - December 31, 2004 and 2003 - 25,000,000
    shares;  issued:  December 31,  2004 and 2003 -
    10,824,780 shares)                                                  3,215             3,215
   Additional paid-in capital                                          99,535            99,275
   Retained earnings                                                   99,166            91,067
   Accumulated other comprehensive loss                               (14,879)          (17,294)
                                                                  -----------       -----------
                                                                      187,037           176,263
                                                                  -----------       -----------

   Cost of 24,780 treasury shares                                        (259)             (259)
                                                                  -----------       -----------
              Total shareholders' equity                              186,778           176,004
                                                                  -----------       -----------

                                                                  -----------       -----------
                                                                      641,020           544,028
                                                                  ===========       ===========

* Reclassified
The accompanying notes form an integral part of the financial statements.


                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               Year ended December 31,
                                                                      -------------------------------------------
                                                                       2004              2003               2002
                                                                      -------          --------          --------
                                                                   (U.S. $ in thousands, except per share amounts)

Revenues (Note 17I(2))
Proprietary software products                                         229,348           170,048           111,968
                                                                     --------          --------          --------
Software services                                                     227,262           196,782           171,342
                                                                     --------          --------          --------
Total revenues                                                        456,610           366,830           283,310
                                                                     --------          --------          --------
Cost of revenues
                                                                     --------          --------          --------

Proprietary software products                                         105,394            76,862            52,293

Software services                                                     179,567           153,638           134,615

Total cost of revenues                                                284,961           230,500           186,908

         Gross profit                                                 171,649           136,330            96,402

Research and development costs, net                                    25,036            17,368            15,967

Selling, general and administrative expenses                          128,537           107,103            85,292

Restructuring and non-recurring costs (Note 17D)                         --                --               1,829
                                                                     --------          --------          --------

         Operating income (loss)                                       18,076            11,859            (6,686)

Financial (expenses) income, net (Note 17E)                            (8,904)           (3,676)            3,605

Gain on realization of shareholdings, net (Note 17G)                    8,893             2,756             4,668

Other expenses, net (Note 17F)                                           (332)              (90)           (2,100)
                                                                     --------          --------          --------

         Income (loss) before taxes on income                          17,733            10,849              (513)

Taxes on income (Note 16)                                               4,631             2,540             2,014
                                                                     --------          --------          --------

                                                                       13,102             8,309            (2,527)

Equity in losses of affiliated companies, net                          (2,523)           (1,071)           (2,327)

Minority interest in losses (earnings) of subsidiaries, net            (2,480)           (4,118)            2,448
                                                                     --------          --------          --------
         Net income (loss)                                              8,099             3,120            (2,406)
                                                                     ========          ========          ========

Earnings (loss) per share (Note 17J):
   Basic                                                                 0.73              0.29             (0.24)
                                                                     ========          ========          ========

   Diluted                                                               0.65              0.24             (0.24)
                                                                     ========          ========          ========

Weighted average number of shares outstanding
    (Note 17J):

   Basic                                                               10,800            10,037            10,171
                                                                     ========          ========          ========

   Diluted                                                             10,800            10,285            10,171
                                                                     ========          ========          ========

   The accompanying notes form an integral part of the financial statements.


                                                          FORMULA SYSTEMS (1985) LTD.

                                                           (An Israeli Corporation)

                                          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                               Share Capital
                                          ----------------------

                                                                                               Accumulated
                                                                     Additional                   other       Cost of
                                          Number of                   paid-in      Retained   comprehensive   Treasury
                                           Shares         Amount       Capial      Earnings        loss        Shares      Total
                                          ---------       ------     ----------    --------   -------------   --------    -------
                                                                 (U.S. $ in t h o u s a n d s )
                                         ----------------------------------------------------------------------------------------
Balance as of January 1, 2002            10,324,780       3,101       89,930       90,353       (16,963)         --       166,421
Changes during 2002:
   Net loss                                    --          --           --         (2,406)         --            --        (2,406)
   Currency translation adjustments            --          --           --           --          (6,734)         --        (6,734)
                                                                                                                        ---------
   Total comprehensive loss                    --          --           --           --            --            --        (9,140)
   Issuance of options in connection
     with debenture                            --          --          1,056         --            --            --         1,056
   Deferred compensation                       --          --            214         --            --            --           214
   Purchase of treasury stock              (324,780)       --           --           --            --          (3,398)     (3,398)
   Elimination of tax benefit
     resulting from issuance expenses          --          --         (1,804)        --            --            --        (1,804)
                                        -----------   ---------   ----------   ----------    ----------    ----------   ---------
      Balance as of December 31, 2002    10,000,000       3,101       89,396       87,947       (23,697)       (3,398)    153,349

Changes during 2003:
   Net Income                                  --          --           --          3,120          --            --         3,120
   Currency translation adjustments            --          --           --           --           6,403          --         6,403
                                                                                                                        ---------
   Total comprehensive income                  --          --           --           --            --            --         9,523
   Deferred compensation                       --          --            406         --            --            --           406
   Proceeds from sale of treasury
     stock                                  300,000        --          1,657         --            --           3,139       4,796
   Exercise of share options                500,000         114        7,816         --            --            --         7,930
                                        -----------   ---------   ----------   ----------    ----------    ----------   ---------
      Balance as of December 31, 2003    10,800,000       3,215       99,275       91,067       (17,294)         (259)    176,004

Changes during 2004:
   Net Income                                  --          --           --          8,099          --            --         8,099
   Unrealized gains from available-
     for-sale securities, net                  --          --           --           --             (50)         --           (50)
   Currency translation adjustments            --          --           --           --           2,465          --         2,465
                                                                                                                        ---------
   Total comprehensive income                  --          --           --           --            --            --        10,514
   Beneficial conversion features              --          --            106         --            --            --           106
   Deferred compensation                       --          --            101         --            --            --           101
   Capital fund arising from
     elimination of gain on
     realization of development
      stage entity                             --          --             53         --            --            --            53
                                        -----------   ---------   ----------   ----------    ----------    ----------   ---------
      Balance as of December 31, 2004    10,800,000       3,215       99,535       99,166       (14,879)         (259)    186,778
                                        ===========   =========   ==========   ==========    ==========    ==========   =========
Accumulated unrealized gain from
  available - for-sale securities                                                                   (50)
Accumulated currency translation
  adjustments                                                                                   (14,829)
                                                                                             ----------
Accumulated other comprehensive loss                                                            (14,879)
                                                                                             ==========

   The accompanying notes form an integral part of the financial statements.


                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              Year ended December 31,
                                                                                       ------------------------------------
                                                                                         2004         2003           2002
                                                                                       -------       ------        --------
                                                                                                (U.S. $ in thousands)
                                                                                       ------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income (loss)                                                                      8,099        3,120        (2,406)

  Adjustments to reconcile net income (loss) to net cash provided by operating activities:

  Impairment and write down of investments in investees and loans                          471          915         1,656

  Minority interest in earnings (losses) of consolidated subsidiaries                    2,480        4,118        (2,448)

  Equity in losses of affiliated companies, net                                          2,523        1,071         2,472

  Depreciation and amortization                                                         20,597       18,547        12,906

  Impairment of software development costs                                                 901         --            --

  Increase (decrease) in accrued severance pay, net                                        287         (620)          219

  Loss (gain) from sale of property and equipment                                          (60)         (26)          176

  Gain on realization of shareholdings                                                  (8,893)      (2,756)       (4,668)

  Amortization of deferred option compensation                                             194          456           430

  Erosion, change in accrued interest and capital loss on debentures                     3,471        3,583        (2,945)

  Erosion  (appreciation) in value of long term loans and deposits, net                    715       (1,659)          108

  Deferred taxes                                                                        (1,101)         827          (410)

  Accrued interest on redeemable shares in a subsidiary                                     64          320          --

  Gain (loss) on payment of convertible subordinated notes                                  50          (61)         --

  Sale of trading marketable securities, net                                            (3,533)     *(2,665)      *(1,857)

  Increase (decrease) in trade marketable securities                                       (26)        (991)          435

  Capital gain on sale of available for sale marketable securities                         (64)        --            --

  Changes in operating assets and liabilities:

  Decrease (increase) in inventories                                                    (1,850)        (265)        1,159

  Decrease (increase) in trade receivables                                              (8,044)     (12,649)       14,153

  Decrease (increase) in other accounts receivable                                      (2,146)       7,913         1,827

  Increase (decrease) in trade payables                                                  3,033        2,927        (9,483)

  Increase (decrease) in other accounts payable and restructuring accrual               (4,641)     (12,475)       (8,212)

  Increase (decrease) in customer advances, net of work in progress                      5,279         --            --
                                                                                       -------      -------       -------
    Net cash provided by operating activities                                           17,806        9,630         3,112
                                                                                       -------      -------       -------
* Reclassified.

The accompanying notes form an integral part of the financial statements.


                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              Year ended December 31,
                                                                                      -------------------------------------
                                                                                        2004           2003           2002
                                                                                      -------         ------         ------
                                                                                               (U.S. $ in thousands)
                                                                                      -------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of newly-consolidated subsidiaries (Appendix C)                         13,724         20,481         (1,774)
   Proceeds from realization of investment in previously-consolidated
      subsidiaries (Appendix D)                                                          (353)            12             (9)
   Investment in debentures                                                              --             --          (19,422)
   Proceeds from repayment of debentures                                                 --              301          2,919
   Loans to employees                                                                    (235)          --             --
   Restricted short term deposit, net                                                    (600)          --             --
   Restricted long term deposit, net                                                    2,554           --             --
   Purchase of property and equipment                                                  (5,718)        (4,887)        (3,382)
   Purchase of available for sale marketable securities, net                          (16,413)          --             --
   Proceeds from sale of property and equipment                                         1,827          1,246          1,160
   Investment in and loans to affiliated and other companies                           (6,162)        (1,685)       (17,488)
   Proceeds from sale of investments in and loans to affiliated companies               4,160          1,581          2,128
   Purchase of an activity by a consolidated company                                     --             (429)        (1,330)
   Purchase of intangible assets by consolidated companies                               (449)          --             (353)
   Investment in long term bank deposits, net                                            (639)            18           (180)
   Capitalization of software development and other costs                             (15,367)       (10,172)        (4,424)
   Purchase of minority interest in subsidiaries                                       (5,710)       (23,599)       (16,231)
   Proceeds from realization of investment in subsidiaries                             11,025          2,846           --
   Proceeds from investments in short term bank deposits, net                           1,245          9,400           --
   Dividends received from affiliated companies                                          --             --               31
                                                                                     --------       --------       --------
      Net cash used in investing activities                                           (17,111)        (4,887)       (58,355)
                                                                                     --------       --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from sale of subsidiary call warrants                                        --            1,386          2,174
   Issuance of convertible debt                                                         4,357         20,977         29,453
   Purchase of treasury stock                                                            --             --           (3,398)
   Issuance of treasury stock                                                            --            4,796           --
   Exercise of share options                                                             --            7,930           --
   Dividend to minority shareholders in subsidiaries                                      (88)        (4,831)          (128)
   Short-term bank credit, net                                                         20,410        (41,344)        37,061
   Repayment of long-term loans                                                       (29,521)        (5,061)        (5,045)
   Receipt of long-term loans                                                          12,681         19,581          4,841
   Issuance in a subsidiary to minority shareholders, net                               4,405            479            356
   Convertible debt issuance expenses in a subsidiary                                     (32)        (1,496)          --
   Payment of convertible subordinated notes in a subsidiary                             --           (4,144)          --
   Payment of issuance expenses in a subsidiary                                           (20)          (361)          --
   Debenture redemption                                                                  --           (2,484)          --
   Purchase of treasury stock in a subsidiary by a subsidiary thereof                    (102)          --             (482)
                                                                                     --------       --------       --------

      Net cash used in financing activities                                            12,090         (4,572)        64,832
                                                                                     --------       --------       --------

             Effect of exchange rate changes on cash and cash equivalents                 933          2,724         (2,575)
                                                                                     --------       --------       --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                   13,718          2,895          7,014
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                         93,456         90,561         83,547
                                                                                     --------       --------       --------
    CASH AND CASH EQUIVALENTS AT END OF YEAR                                          107,174         93,456         90,561
                                                                                     ========       ========       ========

The accompanying notes form an integral part of the financial statements.


                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A - Supplemental cash flow information:
                                                                                    Year ended December 31,
                                                                              -----------------------------------
                                                                               2004           2003           2002
                                                                              -----          -----          -----
                                                                                     (U.S. $ in thousands)
                                                                              -----------------------------------

Cash paid during the year in respect of:

   Interest                                                                   7,066          6,547          5,616
                                                                              =====          =====          =====

   Income tax                                                                 6,357          4,652          5,940
                                                                              =====          =====          =====


Appendix B - Non-cash activities:

                                                                                    Year ended December 31,
                                                                              -----------------------------------
                                                                               2004           2003           2002
                                                                              -----          -----          -----
                                                                                     (U.S. $ in thousands)
                                                                              -----------------------------------

Purchase of fixed assets against trade payables                                  39             80           --
                                                                              -----          -----          -----

Investment in a consolidated company against issuance of share

   capital to minority shareholders of consolidated company                    --            5,101          9,358
                                                                              -----          -----          -----

Purchase of activity against long term liability                               --             --            2,503
                                                                              -----          -----          -----

Investment in affiliates and other companies, recorded against
   accounts payable                                                            --              807           --
                                                                              -----          -----          -----

Purchase of shares from minority shareholders of subsidiary, against
   accounts payable                                                            --             --              262
                                                                              -----          -----          -----

Realization of convertible debenture in a subsidiary                           --              229            242
                                                                              -----          -----          -----

Purchase of shares from minority shareholders of subsidiary
   against debentures                                                          --             --            1,310
                                                                              -----          -----          -----

Realization of investment in an exchange shares transaction                    --             --            6,422
                                                                              -----          -----          -----

Purchase of technology from affiliated company against loan                   1,695          1,917           --
                                                                              -----          -----          -----

Purchase of intellectual property rights against settlement of loan            --              642           --
                                                                              -----          -----          -----

Warrants issued as consideration for purchase of activity                      --              121           --
                                                                              -----          -----          -----

The accompanying notes form an integral part of the financial statements.


                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


Appendix C - Acquisition of newly-consolidated subsidiaries:
                                                                                           Year ended December 31,
                                                                                     ----------------------------------
                                                                                       2004          2003          2002
                                                                                     -------       -------        -----
                                                                                             (U.S. $ in thousands)
                                                                                     ----------------------------------

Assets and liabilities of subsidiaries consolidated as of acquisition date:

   Working capital (other than cash and cash equivalents)                             11,670        12,726        (1,019)

   Liabilities arising from purchase of an activity                                     --            --             743

   Investment in affiliates and others including loans                               (27,436)       19,014         6,232

   Property and equipment                                                             (4,671)       (4,074)         (480)

   Other assets and deferred expenses                                                (13,085)      (23,748)         (413)

   Goodwill arising upon acquisition                                                 (60,524)      (14,379)       (6,654)

   Long-term liabilities                                                              18,507         8,887            77

   Debentures                                                                         45,336        12,099          --

   Unrealized gain                                                                    (1,508)         --            --

   Minority interest at acquisition date                                               9,182         9,956          (260)

   Exchange of debentures against shares                                              36,253          --            --
                                                                                     -------       -------       -------
      Total                                                                           13,724        20,481        (1,774)
                                                                                     =======       =======       =======

Appendix D - Proceeds from realization of investments in previously-consolidated subsidiaries:

Assets and liabilities of consolidated subsidiaries as of date of realization

   Working capital (other than cash and cash equivalents)                            (14,204)          330          (289)

   Investment in affiliate (including loans)                                           1,139        (2,613)          221

   Property and equipment                                                              2,081           360          --

   Other assets and deferred expenses                                                   --              67           (31)

   Goodwill                                                                            7,756         2,133            76

   Long-term liabilities                                                                (392)         (201)           14

   Loss (gain) from realization of investments in subsidiaries                          --              27          --

   Minority interest                                                                   3,267           (91)         --
                                                                                     -------       -------       -------

      Total                                                                             (353)           12            (9)
                                                                                     =======       =======       =======

The accompanying notes form an integral part of the financial statements.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies:

A.       General:

      Formula Systems (1985) Ltd. ("Formula") was incorporated in Israel in 1985. Since 1991, the Company's shares have been traded on the Tel Aviv Stock Exchange (the "TASE") and since 1997, through American Depositary Shares ("ADS") under the symbol FORTY on the NASDAQ National Market in the United States. Each ADS represents one ordinary share of the Company. Formula, through its subsidiaries (collectively, the "Company" or the "Group") is engaged in the development, production and marketing of information technology ("IT") solutions and services. The Group operates in two principal business segments, IT Services and Proprietary Software Solutions. For a description of the segments - see Note 17H. The following table presents certain information regarding the control and ownership of Formula's significant subsidiaries and material investments, as of the dates indicated:


      Name of subsidiary:                                   Percentage of ownership and control
                                                        -----------------------------------------
                                                         December 31, 2004    December 31, 2003
                                                        -----------------------------------------
                                                                            %
                                                        -----------------------------------------

      Matrix IT Ltd.  ("Matrix")                               58.63                 72.15
      BluePhoenix Solutions Ltd. ("BluePhoenix")
        (formerly - "Crystal Systems Solutions Ltd.")          58.66                  58.8
      Magic Software Enterprises Ltd. ("Magic")                 50.1                  52.9
      NextSource Inc.                                            100                   100
      Sapiens International Corporation N.V.
        ("Sapiens")                                            52.37                 50.69
      Formula Vision Technologies (F.V.T.) Ltd.
        ("Formula Vision")                                      56.2                     -

The above list consists only of active companies that are held directly by Formula.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies (cont.):

A.    General (cont.):

      Accounting Principles

      The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in the United States.

      Functional and Reporting Currency
      The currency of the primary economic environment in which the operations of Formula and most of its subsidiaries are conducted is the New Israeli Shekel (NIS). The functional currency of the remaining subsidiaries is the United States dollar ("dollar"). Formula has elected to use the dollar as its reporting currency.

      The financial statements of Formula and most of its subsidiaries whose functional currency is the NIS have been translated into dollars under the principles described in Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation". Assets and liabilities have been translated at period-end exchange rates. The results of operations have been translated at the exchange rates on the dates on which the transactions occurred or at average exchange rates. Differences resulting from translation are presented under shareholders' equity, in the item "accumulated other comprehensive loss". Accordingly, the financial statements of subsidiaries whose functional currency is the dollar are presented in the consolidated financial statements in their original amounts.

      Use of Estimates and Assumptions in the Preparation of the Financial Statements.

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

B.    Principles of Consolidation:

      The consolidated financial statements include Formula's financial statements as well as those of its subsidiaries in which it has a controlling interest, and a certain variable interest entity that the Company is required to consolidate pursuant to Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" as revised in December 2003 ("FIN 46"). Acquisition of subsidiaries is accounted for under the purchase method. All inter-company balances and transactions have been eliminated upon consolidation.

C.    Cash and Cash Equivalents:

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      Cash equivalents are considered by the Company to be highly-liquid investments, including, inter-alia, short-term deposits with banks, the maturity of which did not exceed three months at the time of acquisition and which are unrestricted.

Note 1 - Summary of Significant Accounting Policies (cont.):

D.    Investments:

      Investments in non-marketable securities of companies in which the Company does not have the ability to exercise significant influence over operating and financial policy are recorded at cost. The Company accounts for investments in marketable equity securities and debt securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115"). Management determines the appropriate classification of its investments in marketable equity securities and debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Marketable equity securities and debt securities that are classified as "trading or as available-for-sale" are reported at fair value.
      Unrealized gains and losses from marketable securities classified as "available for sale" are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) in shareholder's equity.

      Unrealized gains and losses from marketable securities classified as "trading" are reported in the statement of income.

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

      Inventory is valued at the lower of cost or market value. Cost is determined on the "first in - first out" basis.

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

I.    Property and Equipment, net:

      Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over their estimated useful lives. The following are the annual depreciation rates:
                                                               %
                                                              ---
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

      In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires goodwill to be tested for impairment on an annual basis and more frequently in certain circumstances, and written down when impaired rather than being amortized as required by previous accounting standards. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless those lives are determined to be indefinite.

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

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies (cont.):

K.    Software Development Costs:

      Development costs of software, which is intended for sale that are incurred after the establishment of technological feasibility of the relevant product, and are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" of the FASB.
      Software development costs incurred before technological feasibility has been established are charged to the statement of income as incurred, net of participation of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the "OCS").
      Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is calculated according to the higher of the straight-line method over the remaining useful life of the product or based on the ratio of current gross revenues to current and anticipated future gross revenues. At present, amortization is computed under the straight-line method, mainly over a period of 3 years. During the year ended December 31, 2004, consolidated subsidiaries capitalized software development costs aggregating $15.4 million (2003 - $10.2 million, 2002 - $4.4 million) and amortized capitalized software development costs aggregating $10.1 million (2003 - $8.1 million, 2002 - $5.1 million).
      As of December 31, 2004, the unamortized capitalization of a subsidiary's software development costs exceeded the net realizable value of this intangible asset in the amount of $901,000 and therefore a subsidiary included an impairment of capitalized software development costs in the amount of $901,000 which is presented in cost of revenues.

      Management estimates that the total capitalized costs do not exceed the net realizable value of the software product. In the event that unamortized software development costs exceed the net realizable value of the product, they are written down to net realizable value.

L.    Other Intangible Assets:

      Other intangible assets are comprised of related intangible assets of customers and acquired technology and are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Related intangible assets of customerand acquired technology are amortized over a period of 8 and 5-10 years, respectively.
      The Company reviews the useful life of its intangible assets annually.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies (cont.):

M.    Impairment in Value of Long-Lived Assets:

      The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. For the years ended December 31, 2004, 2003 and 2002, no impairment losses have been identified.

N.    Severance Pay:

      The Company's liability for severance pay to its employees pursuant to Israeli law and employment agreements is covered in part by managers' insurance policies, for which the Company makes monthly payments. The value of these polices is recorded as an asset in the Company's balance sheet. The Company may only make withdrawals from the managers' insurance policies for the purpose of paying severance pay. The severance pay liability is calculated on the basis of one month's salary for each year of service, based on the most recent salary of each employee.
      Pursuant to Section 14 of the Severance Compensation Act, 1963 ("Section 14"), certain employees of the Company who elected to be included under this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company's balance sheet.
      The expenses in respect of severance pay for the years ended December 31, 2004, 2003 and 2002 were $5,121,000, $5,216,000 and $2,917,000, respectively.

O.    Revenue Recognition:

      Revenues derived from direct software license agreements are recognized in accordance with Statement of Position (SOP) 97-2 "Software Revenue Recognition" (as amended by SOP 98-4 and SOP 98-9), upon delivery of the software when collection is probable, where the license fee is otherwise fixed or determinable, and when there is persuasive evidence that an arrangement exists.

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

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies (cont.):

O.    Revenue Recognition (cont.):
      The arrangements, which include multiple elements, are usually arrangements where the Company sells software products and Post Contract Support (PCS).
      In addition there are certain arrangements where the Company sells software and consulting services. Consulting service fees are based on time invested. For these multiple elements, SOP 97-2 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor's specific objective evidence (VSOE) for that element, and revenue is allocated to each component based on its fair value. SOP 98-9 requires that revenue be recognized under the "residual method" when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other SOP 97-2 critera are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements. The specific objective evidence for the PCS is established by the price charged on separate PCS renewal contracts. The VSOE for the consulting services is established by the price charged on other time based consulting service contracts where no sale of other elements is involved, considering, among other things, the territory where the service is performed, the size of the customer, the quantity of the purchased services and the professional expertise of the consultants. The revenue associated with the delivered elements is recognized using the residual method discussed above.
      The Company recognizes revenues from consulting fees with respect to projects billed on a time and material basis, based on the number of hours performed. In some of the agreements with the Company's customers, the customers have the right to receive unspecified upgrades on an if-and-when available basis (the Company does not provide specific upgrades). These upgrades are considered PCS.
      Revenue allocated to the PCS is recognized ratably over the term of the PCS.
      The Company recognizes revenues from projects as follows:

      (i) Revenue from projects billed on a time and material basis is recognized in accordance with SOP 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts", using contract accounting on a percentage of completion method, on the basis of the relationship between actual costs incurred and the total costs that are expected to be incurred over the duration of the contract. Provision is made for estimated losses and uncompleted contracts, in the amount of the estimated losses on the entire contract in the period in which such losses first become evident. As of December 31, 2004, no such estimated losses were identified.

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

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies (cont.):

O.    Revenue Recognition (cont.):

      Revenues from consulting services, consisting of billable hours for services provided, are recognized as the services are rendered. Revenues from maintenance and training contracts are recognized relatively over the contract period. Revenues from sale of hardware are recognized when the merchandise is delivered to the customer, provided no significant vendor obligations remain.
      Some of the Company's contracts include client acceptance clauses. In these contracts, the Company follows the guidance of TPA 5100.67 and SAB
      104. In determining whether revenue can be recognized, when an acceptance clause exists, the Company considers, among other things, its history with similar arrangements, the customer's involvement in the progress, and the existence of other service providers and the payment terms.
      There are no rights of return, price protection or similar contingencies in the Company's contracts. Revenues from sales of hardware are recognized when the merchandise is delivered to the customer, provided no significant vendor obligations remains.

      Management believes that the Company's revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and SAB 104, "Revenue Recognition in Financial Statements".

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

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies (cont.):

S.    Gain on Realization of Shareholdings:

      Gain on realization of shareholdings includes the results of realization of the Company's shareholdings in investees arising either on the sale of such shareholdings or from the issuance of stock by the investees to third parties, which is recognized in accordance with the provisions of Staff Accounting Bulletin (SAB) No. 51 issued by the Securities and Exchange Commission. The Company charges to the statement of operations such results, provided that the conditions stipulated by SAB 51 for such recognition have been met.

T.    Deferred Income Taxes:

      Formula and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Formula and its subsidiaries provide a valuation allowance, where necessary, in order to reduce deferred tax assets to an amount that is more likely than not to be realized.

U.    Earnings (Loss) Per Share:

      Earnings (loss) per share ("EPS") are calculated in accordance with the provisions of SFAS No. 128 of the FASB ("SFAS 128"). SFAS 128, "Earnings per Share" requires the presentation of both basic and diluted EPS.

      Basic net earnings (loss) per share are calculated on the basis of the weighted average number of common shares outstanding during each year. The diluted earnings (loss) per share are calculated on the basis of the weighted average number of common shares outstanding during each year, plus the dilutive potential common shares considered outstanding during the year.

V.    Treasury Shares Held by the Company:

      Shares of the Company that are held by the Company (treasury shares) are presented as a reduction of shareholders' equity, at their cost to the Company. Gains and losses upon the sale of these shares, net of related income taxes, are carried to additional paid-in capital and to retained earnings, respectively.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies (cont.):

W.    Concentration of Credit Risks - Allowance for Doubtful Accounts:
      Most of the Group's cash and cash equivalents and short-term investments as of December 31, 2004 and 2003 were deposited with Israeli, U.S. and European banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

      Most of the Group's sales are made in Israel, North America and Europe, to a large number of customers.

      The Group's trade receivables are derived from sales to large, solid organizations located mainly in Europe, North America and Israel. The Group performs ongoing credit evaluations of its customers and has established an allowance for doubtful accounts based upon factors relating to the credit risk of specific customers and other information. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. From time to time, the Company sells certain of its accounts receivable to financial institutions, within the normal course of business. Where receivables are sold without recourse to the Company, the relevant receivable is de-recognized and cash recorded. Where receivables are sold with full or partial recourse to the Company, the receivable is not de-recognized and a liability reflecting the obligation to the financial institution is recorded within financial debts until the Company's liability is discharged through the financial institution receiving payment from the customer.

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

X.    Options Granted to Employees:

      The Company accounts for its Employee Stock Option Plans using the treatment prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"). Under APB 25, the cost of compensation for employee stock option plans is measured using the intrinsic value based method of accounting.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies (cont.):

X.    Options Granted to Employees (cont.):

      In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). This Statement, effective as of the 1997 financial statements, established a fair value based method of accounting for employee stock options or similar equity instruments, and encourages the adoption of that method for stock compensation plans. SFAS 148 "Accounting for Stock Based Compensation" amended SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for such plans.
      However, it also allows companies to account for those plans, with respect to options granted to employees, using the accounting treatment prescribed by APB 25.

      The Company has elected to account for share option plans according to APB 25 and FIN 44 and has accordingly complied with the disclosure requirements set forth in SFAS 123 for companies electing to apply APB 25.

      Compensation costs in respect of such plans in the net amounts of $65,000, $193,000 and $239,000, respectively, were charged to income in 2004, 2003 and 2002. Had the compensation costs in respect of the Company's plans been determined based on the fair value at the grant date, consistent with the method of SFAS 123 as amended by SFAS 148, the Company's net income and earnings per share would have been decreased to the pro-forma amounts indicated below:


                                                                           Year Ended December 31
                                                              ---------------------------------------------
                                                                2004              2003              2002
                                                              -------           --------          --------
                                                              (U.S. $ in thousands except per share amounts)
                                                                --------------------------------------------

Net income (loss), as reported                                  8,099             3,120            (2,406)
Add: Stock-based employee compensation expenses
   included in reported net income, net of related tax
   effects                                                         65               193               239
Less: Total stock-based employee compensation
   expenses determined under the fair value based
   method for all awards, net of related tax effects           (1,615)           (1,832)           (1,421)
                                                               ------            ------          --------
      Pro-forma net income (loss)                               6,549             1,481            (3,588)
                                                               ======            ======          ========

Earnings (loss) per share:
   Basic - as reported                                           0.73              0.29             (0.24)
                                                               ======            ======          ========

   Basic - pro forma                                             0.58              0.12             (0.35)
                                                               ======            ======          ========

   Diluted - as reported                                         0.65              0.24             (0.24)
                                                               ======            ======          ========

   Diluted - pro forma                                           0.51              0.09             (0.35)
                                                               ======            ======          ========

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies (cont.):

Y.    Derivatives and Hedging:

      The Company accounts for derivatives and hedging based on Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended ("SFAS No. 133"). SFAS 133 requires companies to recognize all of its derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.
      Some subsidiaries enter into forward exchange contracts to hedge certain transactions denominated in foreign currencies. The purpose of Company's foreign currency hedging activities is to protect the subsidiaries from risk that the eventual dollar cash flow from international activities will be adversely affected by changes in the exchange rates. The subsidiaries' forward contracts did not qualify as hedging instruments under SFAS No.
      133. Changes in the fair value of forward contracts are reflected in the consolidated statements of operations as financial income or expense.

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

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies (cont.):

Z.    Fair Value of Financial Instruments (cont.):
      The carrying amounts of the Company's long-term borrowing arrangements approximate their fair value. Fair values were estimated using discounted cash flow analyses, based on prevailing market borrowing rates.

      The fair value of the debentures with a carrying value in the amount of $50,107,000 as of December 31, 2004 according to the quoted price in the TASE is $53,370,000. The fair value of the traded warrants does not significantly differ from their carrying amount.

AA.   Reclassification:

      Certain comparative figures for previous years have been reclassified to conform to the presentation of the current year.

AB.   Recently Issued Accounting Pronouncement:

      In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), "Share-Based Payment", ("SFAS 123(R)") which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123"). SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement of operations based on their fair values. Pro forma disclosure is no longer an alternative.

      SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

      1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

      2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

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

      In December 2004, the FASB issued SFAS No. 153, "Exchange of Non-monetary Assets - An Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions." ("SFAS No. 153"). SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchange of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for non-monetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a Non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the Company financial statements or its results of operations.

      In March 2004, the FASB approved the consensus reached on the Emerging Issue Task Force (EITF) Issue No. 03-1. "The meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The issue's objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until further notice. The disclosure requirements of EITF 03-1 are effective with this annual report for fiscal 2004. Once the FASB reaches a final decision on the measurement and recognition provisions, the Company will evaluate the impact of the adoption of the accounting provisions of EITF 03-1.

      In November 2004, the FASB issued FAS No. 151, "Inventory Costs - an amendment of ARB 43, Chapter 4", ("FAS 151"). This statement amends the guidance in ARB No. 32, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges, In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this statement shall be applied prospectively. The Company does not expect this statement to have a material effect on the Company's financial statements or its results of operations.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies (cont.):

AB.   Recently Issued Accounting Pronouncement (cont.):
      In July 2004, the FASB issued EITF Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock." EITF Issue No. 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF Issue No. 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in substance common stock of the investee, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The provisions in EITF Issue No. 02-14 are effective for reporting periods beginning after September 15, 2004 (October 1, 2004 for the Company). The adoption of EITF 02-14 by the Company did not have any effect on the Company's financial statements or its results of operations.


Note 2 - Certain Transactions:

A. In August 2001, Formula entered into an agreement with Matrix, formerly Romtec Electronics Ltd. and its former controlling shareholders. According to the agreement, Matrix allotted to Formula 23,788,151 ordinary shares of Matrix, representing 85% of Matrix's outstanding share capital, in consideration for 13,045,870 ordinary shares of ForSoft. It was agreed, inter-alia, that at the date of the closing of the transaction, Matrix's shareholders' equity will be $8,000,000 consisting of liquid assets, and that Matrix will be devoid of any activity and/or assets, except for those mentioned above.
       In connection with this transaction, Formula agreed to guarantee a loan in the amount of $8.34 million extended by a commercial bank to the principal shareholders of Matrix. In addition, the borrowers pledged to the bank the shares they hold in Matrix. During the three-year loan period, the borrowers are prohibited from selling Matrix's shares to their affiliated parties. Formula undertook to pay to the bank at the termination of the loan period, the difference, if any, between the loan amount and the sale proceeds of the pledged Matrix shares. An unrealized gain in the amount of $3,078,000 was created and it was realized at the earlier of a decrease in Formula's guarantee or the end of 3 years from the time of the transaction.
      In December 2004, the bank released Formula of the above guarantee, and Formula recognized the unrealized gain.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 2 - Certain Transactions (cont.):

B. In November 2001, Formula Vision exercised the option granted by Formula in July 2001, to acquire the entire interest held by Formula in privately held companies. Under this transaction, Formula transferred to Formula Vision its entire interest, including related obligations, in the following companies: 51% interest in F.I.S. Software Ltd., 78.0% interest in Formula Retail Solutions Ltd., 50.1% interest in F.T.S. - Formula Telecom Solutions Ltd., 72.0% interest in N.I.P. Nikuv International Projects Ltd., 36.0% interest in Enformia Software Ltd., 1.0% interest in Babylon Ltd., 0.85% interest in Demantra Ltd., 100.0% interest in Forsoft Export (1999) Ltd., 80.3% interest in Airport Systems Technologies Ltd., 68.0% interest in Transtech, 50.0% interest in ESI, 34.0% interest in GeoSim System Ltd., 100.0% interest in Shandol, its interest in the first and second venture capital funds, Formula Ventures and its 100.0% interest in the funds' management company and in Formula Ventures Ltd.

      The aggregate consideration paid by Formula Vision was $58.9 million, reflecting the book value of the transferred companies as of June 30, 2001, plus amounts invested by Formula prior to the closing of the transaction.

      Under the terms of the agreement with Formula Vision, Formula Vision issued to Formula, in December 2001, a series of debentures of $58.9 million in the aggregate, linked to the Israeli Consumer Price Index ("CPI") and bearing an interest at an annual rate of 5%. Formula Vision is required to repay the debentures in five annual installments, subject to adjustments, based on the income of Formula Vision during each of the five years. The payments on account of the debentures plus linkage differences will be no less than 30% and no more than 70% of the income arising from the sale of the transferred companies in any calendar year.

      "Income" for these purposes is defined as the amounts received by Formula Vision, if any, in consideration for a sale of any of the transferred companies in any given calendar year, less selling expenses, as well as amounts received by Formula Vision from distributions to be made by any of the transferred companies in any given calendar year. Payments to be made on account of the debentures, in any given calendar year, shall be no less than 20% of the annual profit as recorded in the financial statements of Formula Vision. Any amounts which remain outstanding will be payable at the end of the 5-year period. In connection with this transaction, Formula lent to Formula Vision on March 31, 2002 an additional $19.4 million and Formula Vision issued to Formula an additional series of debentures in that amount, with similar terms to the debentures issued in December 2001.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 2 - Certain Transactions (cont.):

B.    (cont.):

      During 2002, Formula Vision repaid $2.9 million as principal and $8.1 million as interest and linkage differences on the debentures.
      During 2003, Formula Vision repaid $0.3 million as principal and $2.5 million as interest and linkage differences on the debentures.
      In the event that during the term of the indebtedness, Formula Vision issues to a third party convertible debentures, Formula is entitled to convert the indebtedness into the same class of convertible debentures, having the same terms as the convertible debentures issued to the third party.
      As part of the agreement between Formula and Formula Vision, Formula transferred to Formula Vision its rights and obligations with respect to the transferred companies under its agreement with each of Shamrock, FIMI and IDB. If either of Shamrock, FIMI or IDB exercises the option to exchange the securities in the transferred companies for Formula's shares and to the extent exercised, Formula Vision assumed all the rights and undertakings in connection with the exercise of the option.
      In January 2004, Formula exchanged approximately $35 million of the aggregate amount of the debentures for 38,000,000 shares of Formula Vision issued to Formula and constituting 59.4% of the outstanding share capital of Formula Vision. The price per share was NIS 4.11 ($0.93) which reflects the average closing price of Formula Vision's shares on the TASE during the 30 days preceding Formula's resolution approving the transaction, which was relative closed to the average of the market price.

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

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 2 - Certain Transactions (cont.):

B.    (cont.):

      Following are the amounts assigned to major components of 2004 acquisitions balance sheets in the aggregate as of the date of purchase (in thousands):
                                                            (U.S. $ in
                                                             thousands)
                                                             ----------

      Current assets                                           35,883
      Investment and other assets                              30,666
      Property and Equipment                                    3,893
                                                              -------

      Total tangible assets acquired                           70,442
      Goodwill                                                 57,144
      Customer related intangible asset (1)                       967

      Technology (2)                                            5,579
                                                              -------

      Total tangible and intangible assets acquired           134,132
      Current liabilities                                      29,523
      Debenture                                                45,336
      Other long term liabilities                              13,888
                                                              -------

      Total liabilities                                        88,747
      Minority interest                                         9,131
                                                              -------
      Net assets acquired                                      36,254
                                                              =======

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

                                                              Year ended
                                                       ----------------------
                                                          December 31, 2003
                                                        (U.S.$ in thousands,
                                                       except per share data)
                                                             (unaudited)

      Revenues                                                 378,873
      Net loss                                                  (4,763)
      Loss per share - basic                                     (1.54)
      Loss per share - diluted                                   (1.57)

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

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 2 - Certain Transactions (cont.):

D.    (cont.):

      The associated options have a term of 3 years and are exercisable at a price of $1.69 (linked to the CPI) per Matrix ordinary share.
      The proceeds from the public offering were $13.4 million, of which $12.3 million were allocated to the debentures and $1.1 million were allocated to the options. The allocation was done on the basis of the average market price of the option in the first 3 trading days.
      The debentures were issued at a discount, which is being amortized over the life of the debentures. During 2003, Matrix IT Systems Ltd. sold all of Matrix's convertible debentures held by it for an aggregate consideration of $4.5 million.

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

F. In April 2000, Sapiens completed a private placement of 600,000 shares of Common stock ("investors' shares") in its wholly owned subsidiary, eZoneXchange.com, Inc. ("eZoneXchange"), for $15 million. The investors also received a warrant to purchase an additional 2.25% of the Common Stock of eZoneXchange at the same private placement share price of $25 per share. As part of the transaction, the subsidiary entered into a Put/Call Agreement pursuant to which the investors were granted the right (exercisable in whole or in part) to cause the subsidiary during the put option exercise period (May 4, 2004 through May 3, 2005) to repurchase the investors' shares at the principal amount of the investors' investment plus 5% annual interest accrued thereon from May 4, 2000.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 2 - Certain Transactions (cont.):

F.    (cont.):
      The Put/Call Agreement provides that 50% of the consideration from the investors' shares will be paid in cash and 50% in the Subsidiary's Common shares to be valued according to the average closing market price of the Subsidiary's Common share over the 14-day trading period preceding the date of issuance of the put consideration. The agreement also included a call option which grants the subsidiary the option to purchase the investors' shares at a price of $30 in the first two years after the investment date, $37.5 in the third year, and $45 in the fourth year. The purchase price will be multiplied by the percentage of shares purchased. The exercise period will last until the earlier of the fifth anniversary of the investment date, an acquisition of eZoneXchange, or an IPO by eZoneXchange.

      During February 2001, the subsidiary decided to close the operations of eZoneXchange, and repurchased 173,100 of the investors' shares with a cash repayment of $4.5 million for principal and interest, according to an amendment to the Put/Call Agreement. As a result, the amount of the principal portion of the redeemable shares in a subsidiary to be repaid in cash was decreased by $4.2 million, net of expenses.
      In addition, in accordance with the amendment, if the market price of the subsidiary Common share reaches $10 per share, the investors will have the right to put 192,333 shares of its eZoneXchange stocks in return for the subsidiary's 363,776 Common shares at a price of $13.75 per share. No interest is accrued for the amended portion of the investment. The remaining portion of the investment to be repaid in shares (approximately $2.5 million) will continue to be subject to the original terms of the Put/Call Agreement. The amendment terminated the subsidiary's call option.

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

      On March 16, 2004, the subsidiary and the investors signed an agreement according to which, among other terms specified in the agreement, the subsidiary would redeem the remaining eZoneXchange Common shares and eZoneXchange warrants held by the investors by three means:

      a. Issuance of shares: a subsidiary issued to the investors an aggregate of 750,000 of the subsidiary's Common shares on March 26, 2004.
            In addition, the investors were granted a right to demand the registration of the shares, such right to be effective no earlier than March 31, 2005. The Common shares issued were valued at approximately $2.7 million, based on the subsidiary's stock market price on the date of issuance (March 26, 2004).

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

      c. Warrants: the subsidiary issued to the investors warrants to purchase 350,000 shares of Common Stock of the subsidiary at an exercise price of $4.00 per common share of the subsidiary, exercisable at any time and from time to time during the period from issuance to December 31, 2007.
            The warrants were valued at $560,000 using the Black-Scholes pricing model with the following assumptions: exercise price $4, fair value of the underlying shares $3.65, interest rate 2.5%, dividend yield - 0% and volatility of 60%.
            The difference between the fair value of the new debt, equal to $11,868,000, and the carrying amount of the liability before the modification of $11,569,000, in the amount of $299,000, was recorded as a settlement of redeemable shares in a subsidiary and deemed to be a dividend in the 2004 consolidated statements of operations. Pursuant to an evaluation of the terms of the agreement under the provisions of EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and potentially settled in, a Company's own Stock", the Company has classified all of the above derivative financial instruments issued in connection with the private placement as liabilities.

      On May 29, 2005, the subsidiary entered into an agreement with the investors in eZoneXchange regarding the payment of the remaining $4.0 million due to the investors originally due on May 1, 2005. The subsidiary agreed to pay $2.0 million on May 1, 2005, $1.0 million on April 1, 2006 and $1.0 million on August 1, 2006. The investors may, at their sole discretion, convert all or any portion of the $1.0 million payable on August 1, 2006 into the subsidiary's Common shares, at a conversion price per each share of $3.20. In addition, the interest due on the remaining amount was changed to Libor+2.5%. The first installment of $2.0 million was paid as required at the beginning of May 2005.

G. In March 2004, a subsidiary, as part of a private placement, issued convertible debentures and warrants to four institutional investors in a total amount of approximately $5 million.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 2 - Certain Transactions (cont.):

H. On September 23, 2004, F.V.T. and Transtech Control Ltd. ("Transtech") a subsidiary of F.V.T, entered into an agreement with funds under which the Funds and F.V.T. invested in Transtech $19 million (of which $14 million were invested by Giza and Accel) for preferred shares representing 47% in the equity of Transtech. The Funds were also granted an option to purchase 50% of their original investment for a price of 150% of the current purchase price. The option is for 5 years. Furthermore, the Funds were granted an option for 3 months to increase the total investment to $25 million under the above terms.
      No gain or loss arose from the transaction since the preferred shares cannot be treated as an investment in common shares (per SAB 51).
      Pursuant to the transaction, F.V.T. held 36.7% of Transtech voting rights. In February 2005, the Funds exercised their option and invested an additional $6 million. Following the investment, F.V.T. holds 31.14% of Transtech voting rights.

Note 3 - Short-term Investments:


A.    Comprise:

                                               Interest rate
                                             -----------------
                                               December 31,              December 31,
                                                                ---------------------------
                                                   2004              2004            2003
                                             -----------------  ---------------------------
                                                     %               (U.S. $ in thousands)
                                             -----------------  ---------------------------

     Trading securities                              -              13,556           7,773
     Available-for-sale securities                   -              16,380            -
     Short-term deposits                             -                -              1,000
     Restricted deposits                         0.75-3.52           9,137            -
                                                                   -------          ------
        Total                                                       39,073           8,773
                                                                   =======          ======

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 3 - Short-term Investment (cont.):

B. The following is a summary of marketable debt securities which are classified as available-for-sale:


                                                                       December 31,
                                   ---------------------------------------------------------------------------------
                                                      2004                                        2003
                                   ------------------------------------------      ---------------------------------
                                                                  (U.S. $ in thousands)
                                   ---------------------------------------------------------------------------------
                                                                                                Unrealized
                                   Amortized         Unrealized        Market      Amortized       gains      Market
                                      cost         gains (losses)       value        costs       (losses)     value
                                   ---------       --------------      ------      ---------    ----------    ------

Available-for-sale:
Government
   debentures                        3,513              (11)            3,502          --          --           --

Commercial
   debentures                       11,960             (103)           11,857          --          --           --

Equity funds                           980               41             1,021          --          --           --
                                    ------           ------            ------      ------      ------       ------
   Total
   available-for-sale
   marketable
   securities                       16,453              (73)           16,380          --          --           --
                                    ======           ======            ======      ======      ======       ======

      During 2004, the Company recorded proceeds from sales of marketable securities in the amount of $3,130,000 and related gains of $11,000 in financial income, net. Since the Company has the ability and intent to hold these investments until a recovery of fair value, the Company does not consider these investments to be other than temporarily impaired as of December 31, 2004. In addition, these securities have been in a continuous unrealized losses position for a period not more than 12 months.

      The estimated fair value of available-for-sale investments as of December 31, 2004, by contractual maturity, are as follows:


                                                                  December 31,
                                               ---------------------------------------------------
                                                        2004                        2003
                                               ---------------------------------------------------
                                                            (U.S. $ in thousands)
                                               ---------------------------------------------------
                                                               Market      Amortized       Market
                                                 Cost          value         costs         value
                                               ---------      --------    -----------    ---------

     Available-for-sale:
        Matures in one year                        980          1,021           -            -

        Matures in one to five years             9,835          9,684           -            -

        Matures in more than five years          5,638          5,675           -            -
                                                ------         ------      ------        ------
                                                16,453         16,380           -            -
                                                ======         ======      ======        ======

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 4 - Loans and Other Investments:
Comprise:


                                                                        December 31,
                                                                --------------------------
                                  Interest rate      Linkage        2004           2003
                                ----------------                --------------  ----------
                                        %             basis        (U.S. $ in thousands)
                                ----------------  ------------  --------------------------

Cost of shares (1)                                                  1,788          *1,760
                                                                   ------          ------

Long-term prepaid expenses                                            640           1,082
                                                                   ------          ------

Restricted deposit                      -            Dollar         1,532              -

Deposit                                 -            Dollar            55              -

Deposit                                 -              CPI            348             250

Deposit                                0-3             Yen            378              -

Loan (2)                                -              CPI            506              -
                                                                   ------          ------
                                                                    2,819             250
                                                                   ------          ------
            Total                                                   5,247           3,092
                                                                   ======          ======


(1) During 2004 and 2003 impairment losses on cost investments have been identified in the amounts of $93,000 and $862,000 respectively.

(2)   No repayment date has been set.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 5 - Investments in Affiliates:
A.       The Investments are composed and presented as follows:


                                                                                  December 31,
                                                                           --------------------------
                                                                             2004             2003
                                                                           ---------        ---------
                                                                             (U.S. $ in thousands)
                                                                           --------------------------

Investment in shares:
Cost                                                                         28,188           6,503
Goodwill and allocated original excess cost ***                             (12,174)           (272)
                                                                            -------         -------

   Net asset value as of acquisition date                                    16,014           6,231
Equity in post-acquisition undistributed retained losses, net                (4,159)         (5,982)
                                                                            -------         -------

   Net asset value as of the balance sheet date                              11,855             249
Balance of goodwill                                                          12,297            --
                                                                            -------         -------

                                                                             24,152             249
                                                                            =======         =======
Loans to affiliates:
Index-linked and interest-free *                                                117             196
Linked to the dollar and bearing annual interest of 3.71%*                      120            --
Linked to the dollar and interest-free, repayment on January 2007              --               400
Linked to the dollar and interest-free**                                       --               761
Linked to the dollar and bearing  annual  interest of LIBOR + 1%,
  repayment on February 2007                                                   --             1,767
                                                                            -------         -------
     Total                                                                   24,389           3,373
                                                                            =======         =======

*     No repayment date has been set

** 3 equal installments beginning May 2006 or when the current ratio of the affiliates exceeds 1.25.

*** As from January 1, 2002, the investment is being tested for impairment on an annual basis rather than amortizing the goodwill as required by previous accounting standards (see Note 1H).

B. Following are details relating to the financial position and results of operations of investees in the aggregate:

                                                     December 31,
                                            -----------------------------
                                                 2004            2003
                                            --------------  -------------
                                                (U.S. $ in thousands)
                                            -----------------------------

      Total assets                              92,849          17,105
                                               =======         =======

      Total liabilities                        (31,984)        (13,319)
                                               =======         =======

      Net income (loss)                         (7,784)         (1,858)
                                               =======         =======

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 6 - Property and Equipment:

Comprise:
                                                           December 31,
                                                     -----------------------
                                                        2004          2003
                                                     ---------      --------
                                                       (U.S. $ in thousands)
                                                     ---------------------
     Cost:
         Computers and equipment                        63,228        52,041
         Motor vehicles                                  5,538         8,371
         Buildings                                      11,614        10,078
         Leasehold improvements                          8,434         6,396
                                                     ---------      --------
                                                        88,814        76,886
                                                     ---------      --------

     Accumulated Depreciation:
         Computers and equipment                        51,933        41,485
         Motor vehicles                                  2,058         3,996
         Buildings                                       2,973         2,283
         Leasehold improvements                          5,321         3,366
                                                     ---------      --------

                                                        62,285        51,130
                                                     ---------      --------

     Depreciated balance                                26,529        25,756
                                                     =========      ========

      Depreciation expense totaled $7,810,000, $7,251,000 and $7,536,000 for the years ended December 31, 2004, 2003 and 2002, respectively. See Note 14 with respect to pledges.


Note 7 - Goodwill:

The changes in the carrying amount of goodwill for the year ended December 31, 2004 are as follows:

                                                                      U.S. $ in
                                                                      thousands
                                                                     -----------

Balance as of January 1, 2004                                          142,214
Acquisition of additional interest in subsidiaries                       6,357
Realization and decrease in shareholding percentage                     (5,598)
Acquisition of newly-consolidated subsidiaries                          60,524
Realization of previously consolidated subsidiaries                     (7,756)
Foreign currency translation adjustments                                 1,180
                                                                      --------
      Balance as of December 31, 2004                                  196,921
                                                                      ========

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 8 - Other Assets, Net:

Comprised as follows:
                                                               December 31,
                                                          ---------------------
                                                            2004         2003
                                                          --------     --------
                                                          (U.S. $ in thousands)
                                                          ---------------------
A.       Original amounts:

        Capitalized software development costs            113,135      *86,485
           Deferred expenses and others                    13,369       *8,764
           Deferred tax asset                               5,467        5,184
                                                         --------      -------
                                                          131,971      100,433
                                                         --------      -------
         Accumulated amortization:
           Capitalized software development costs          62,045       50,001
           Deferred expenses and others                     5,488        4,319

                                                           67,533       54,320
                                                         --------      -------
                  Total                                    64,438       46,113
                                                         ========      =======

B. Amortized expenses totaled $11,496,000, $10,573,000 and $5,370,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

      As for impairments of software development cost, see Note 1K.

C. Estimated deferred expenses and other intangible assets amortization expenses for the years ended:

                                            (U.S. $ in
                                             thousands)
                                             ----------
 December 31,
 ------------
     2005                                      1,769
     2006                                      1,285
     2007                                      1,246
     2008                                      1,119
     2009 and thereafter                       1,986

Note 9 - Debentures:


                                                                            December 31,
                                                                     --------------------------
                                                          Interest      2004            2003
                                                                     ----------      ----------
                                            Linkage         rate       (U.S. $ in thousands)
                                        --------------  -----------  --------------------------

Debenture (see note 2C)                       CPI           5.77%      15,875          14,160
Convertible debenture (see note 2D)           CPI           4.95%      14,139           -
Convertible debenture                       Dollar           5%         2,360           1,180

            Total                                                      32,374          15,340

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 10 - Liabilities to Banks and Others:

A.       Composition:


                                                                              Total long-term        Total long-term
                               Linkage      Long-term        Current        liabilities net of     liabilities net of
             Interest rate      basis      liabilities     maturities       current maturities     current maturities
             -------------     -------     -----------     ----------       ------------------     ------------------
             December 31,
                 2004                                        December 31, 2004                      December 31, 2003
             -------------                  --------------------------------------------------     -------------------
                   %                                       (U.S. $ in thousands)                  (U.S. $ in thousands)
             -------------                  --------------------------------------------------     -------------------
                 3-7.5         Dollar         26,352          13,315               13,037                 19,800
               4.32-7.66         CPI           4,129           1,920                2,209                  1,911
                0-9.35         Others          6,337           2,114                4,223                    189
                                             -------         -------              -------                -------
                                              36,818          17,349               19,469                 21,900
                                             =======         =======              =======                =======

               Warrants                          320               -                  320                      -
                                             -------         -------              -------                -------

    Total                                     37,138          17,349               19,789                 21,900
                                             =======         =======              =======                =======

B.       Maturity Dates:
                                                          December 31,
                                                    -------------------------
                                                       2004           2003
                                                    ----------      ---------
                                                      (U.S. $ in thousands)
                                                    -------------------------

     First year (current maturities)                   17,349        7,819
     Second year                                       17,909       16,761
     Third year                                         1,404        4,975
     Fourth year                                          102           42
     Fifth year                                            27           30
     Sixth year and thereafter                            347           92
                                                      -------      -------
         Total                                         37,138       29,719
                                                      =======      =======

C. For details of liens and guarantees, see Note 14.

Note 11 - Debentures:

Comprised as follows:


                                                                                December 31,
                                                                         --------------------------
                                             Linkage    Interest rate       2004            2003
                                           ----------  ----------------  -------------  -----------
                                                                            (U.S. $ in thousands)
                                                                         --------------------------

Convertible debenture (see Note 2G)          Dollar       Six-month          5,149            -
                                                            Libor
Convertible debenture (see Note 2D)            CPI          4.95%           17,363          21,221
Convertible debenture                        Dollar           5%             4,720           4,720
Convertible debentuere (see Note 2E)         Dollar           6%            18,246          16,672
Convertible debentuere (see Note 2F)         Dollar           5%              -             11,505
                                                                           -------         -------
                                                                            45,478          54,118
Deferred issuance expenses, net                                              1,894           1,955
                                                                           -------         -------
                                                                            43,584          52,163
Current maturities                                                           2,360           1,180
Current maturities (see note 2D)                                            14,139            -
                                                                           -------         -------
                                                                            27,086          50,983
                                                                           =======         =======

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 12 - Employee Option Plans in Subsidiaries:

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

A. The following is a summary of the status of options plans in BluePhoenix as of December 31, 2004, 2003 and 2002 and changes during the years then ended:


                                          Year ended                   Year ended                   Year ended
                                       December 31, 2004            December 31, 2003            December 31, 2002
                                  ---------------------------- ---------------------------- --------------------------
                                                   Weighted                     Weighted                     Weighted
                                                   Average                      Average                      Average
                                   Number of      Exercise       Number of      Exercise      Number of      Exercise
                                    options         Price         options        Price         options        Price
                                  ------------- -------------- ------------- -------------- ------------- ------------
                                                      $                           $                            $
                                                --------------               --------------               ------------
      Options outstanding at        2,159,993        4.99        1,347,260        6.56        1,193,650        7.55
        the beginning of the
        year
      Changes during the year:
          Granted                     163,721        6.00          923,000        3.03          353,560        3.00
          Exercised                   (33,767)       3.56          (35,267)       2.33          (90,000)       3.57
          Forfeited                  (157,360)       6.29          (75,000)       9.46         (109,950)        8.9
                                    ---------                   ----------                   ----------
           Options
           outstanding
            at the end of
            the year                2,132,587        5.00        2,159,993        4.99        1,347,260        6.56
                                   ==========                   ==========                   ==========

      Options exercisable at
      year-end                        877,049        6.08        1,233,575        6.04          888,333        7.63
                                   ==========                   ==========                   ==========

      Weighted-average fair
      value of options granted
      during the year*                              1.71                         0.54                         1.09
                                                  ======                        =====                        =====

      * The fair value of each option that was granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2004 - 26%, 2003 - 28%, 2002 - 33%, risk-free interest rate 2004 - 2.78%, 2003 - 2.1%, 2002 - 3.1% and expected life: 2004, 2003 and 2002 -3 years.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 12 - Employee Option Plans in Subsidiaries (cont.):

A.    (cont.):

      The following table summarizes information in respect of outstanding options as of December 31, 2004.


                                          Options Outstanding                               Options Exercisable
                      ------------------------------------------------------------  ------------------------------------
                         Number                                                         Number
        Range of      Outstanding at     Weighted Average                           Exercisable at
        Exercise       December 31,         Remaining          Weighted Average      December 31,      Weighted Average
         Prices            2004          Contractual Life       Exercise Price           2004           Exercise Price
     --------------- ---------------   --------------------- --------------------- ----------------   ------------------
           $                                  Years                   $                                       $
     ---------------                   --------------------- ---------------------                    ------------------
           2.25            416,000               8.25                2.25                  41,000             2.25

           3.00            116,000               8.50                3.00                  36,000             3.00

           3.00            183,250               7.50                3.00                 122,167             3.00

           3.00             80,000               7.09                3.00                  53,333             3.00

           3.50             70,000               8.50                3.50                       -             3.50

           3.50             20,500               8.75                3.50                       -             3.50

           4.00            200,000               8.83                4.00                  83,333             4.00

           4.50             39,483               6.50                4.50                  39,483             4.50

           4.50             10,000               8.25                4.50                  10,000             4.50

           5.20            139,500               1.75                5.20                 139,500             5.20

           5.50             13,000               5.83                5.50                  13,000             5.50

           6.00             28,000               9.00                6.00                       -             6.00

           6.00            163,721               9.42                6.00                       -             6.00

           6.50            311,900               1.21                6.50                       -             6.50

           6.50              2,000               9.00                6.50                       -             6.50

           8.00             92,000               4.50                8.00                  92,000             8.00

           9.00             10,000               4.75                9.00                  10,000             9.00

           9.63             70,000               5.25                9.63                  70,000             9.63

          10.50            167,233               6.25               10.50                 167,233            10.50
                         ---------                                                        -------

                         2,132,587                                                        877,049
                         =========                                                       ========

B. The following table is a summary of the status of option plans in Magic as of December 31, 2004, 2003 and 2002:


                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 12 - Employee Option Plans in Subsidiaries (cont.):

B.    (cont.):

                                          Year ended                     Year ended                    Year ended
                                        December 31, 2004              December 31, 2003            December 31, 2002
                                  -----------------------------  ----------------------------- ------------------------------
                                                   Weighted                        Weighted                       Weighted
                                    Number of       Average       Number of        Average       Number of        Average
                                     Options     Exercise Price    Options      Exercise Price    Options      Exercise Price
                                  -------------- --------------  -------------  -------------- --------------  --------------
                                                       $                              $                              $
                                                 --------------                 --------------                 --------------
     Options outstanding at         3,346,406          2.26       2,751,937           2.31       3,711,655           3.22
       the beginning of the year
     Granted                          406,601          4.84       1,924,283           2.57         195,773           1.28
     Exercised                       (973,551)         1.28        (775,284)          1.17         (55,169)          1.38
     Cancelled                          -                 -           -                  -        (375,207)          8.16
     Forfeited                       (266,219)          3.6        (554,530)          3.35        (725,115)          3.01
                                    ---------        ------      ----------         ------       ---------          -----
     Outstanding at the end
        of the year                 2,513,237          2.95       3,346,406           2.26       2,751,937           2.31
                                    =========        ======      ==========         ======       =========          =====

     Exercisable at the end
        of the year                 1,423,970          2.28       1,304,338           1.92       2,103,941           2.35
                                    =========        ======      ==========         ======       =========          =====
     Weighted average fair
        value of options
        granted during the
        year *                                          2.2                           1.28                           0.67
                                                     ======                          =====                          =====

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

      The following table summarizes information regarding options outstanding as of December 31, 2004:


                                       Options Outstanding                           Options Exercisable
                        --------------------------------------------------   ----------------------------------
                                             Weighted
                             Number           Average                              Number
                         Outstanding at      Remaining       Weighted           Exercisable at     Weighted
        Range of          December 31,      Contractual       Average            December 31,       Average
     Exercise Price           2004             Life        Exercise Price           2004         Exercise Price
     ----------------   ---------------   ---------------  ---------------   -----------------   --------------
            $                                 Years              $                                     $
     ----------------                     ---------------  ---------------                       --------------
           0-1               313,915             7              0.86               263,812            0.84
           1-2               824,090             6              1.16               706,859            1.17
           2-3                15,900             5              2.45                14,567            2.42
           3-4               665,213             9              3.91               234,862            3.93
           4-5               484,958             9              4.12               150,209            4.13
           5-6               155,500             9              5.95               -                  -
           6-7                 1,011             5              6.14                 1,011            6.14
          10-11               43,650             5             10.16                43,650           10.16
          18-19                9,000             5             18.79                 9,000           18.79
                           ---------         -----            ------             ---------           -----
                           2,513,237             9              2.95             1,423,970            2.28
                           =========         =====            ======             =========           =====

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 12 - Employee Option Plans in Subsidiaries (cont.):

C. The following is a summary of the status of option plans in Matrix as of December 31, 2004 and 2003 and changes during the years then ended:


                                                                Year ended                          Year ended
                                                            December 31, 2004                   December 31, 2003
                                                    ---------------------------------- -----------------------------------
                                                                         Weighted                             Weighted
                                                      Number of          Average          Number of           Average
                                                       options        Exercise Price       options         Exercise Price
                                                    ---------------  ----------------- ----------------  -----------------
                                                                             $                                   $
                                                                     -----------------                   -----------------

     Options outstanding at the beginning of
       the year                                       5,665,002             1.62           3,183,840            1.48

     Changes during the year:
        Granted                                       1,359,000             2.26           2,483,562            1.65
        Exercised                                      (890,831)            1.6                    -               -
        Forfeited                                      (101,791)            1.64              (2,400)           1.60
                                                     ----------           ------          ----------           -----
           Options outstanding at the end of the
           year                                       6,031,380             1.8            5,665,002            1.62
                                                     ==========           ======          ==========           =====
           Options exercisable at end of year                               1.65           2,995,699            1.61
                                                                          ======          ==========           =====
                                                      3,689,752
                                                     ==========
           Weighted average fair value of
              options granted during the year(*)                            1.15                                5.43
                                                                           =====                               =====

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 12 - Employee Option Plans in Subsidiaries (cont.):

C.    (cont.):

* The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants: dividend yield of 0% for all the years; expected volatility: 2004 - 31.3%, 2003 - 47.31%, 2002 - 56.7%, risk-free interest rate (in NIS terms) of 3.5% in 2004, 5.5% in 2003 and 3.5% in 2002, and expected lives: 2004 - 9.98 years, 2003 - 7.1 years and 2002 - 7 years.

      The following table summarizes information in respect of options outstanding as of December 31, 2004:


                                          Options Outstanding                                Options Exercisable
                      -------------------------------------------------------------  -----------------------------------
                         Number                                                         Number
        Range of      Outstanding at      Weighted Average                            Exercisable
        Exercise       December 31,         Remaining            Weighted Average     at December      Weighted Average
         Prices            2004          Contractual Life        Exercise Price         31, 2004        Exercise Price
     ---------------  ---------------  ---------------------  ---------------------  --------------   ------------------
           $                                  Years                    $                                      $
     ---------------                   ---------------------  ---------------------                   ------------------
           1.39           509,924                5.67                 1.39               475,124             1.39

           1.62         3,159,456                4.56                 1.62             2,295,302             1.62

           1.86         1,122,000                5.67                 1.86               919,326             1.86

           2.32         1,240,000                9.67                 2.32                     -             2.32
                        ---------                                                      ---------
                        6,031,380                                                      3,689,752
                        =========                                                      =========

D. The following is a summary of the status of options plans in Sapiens as of December 31, 2004, 2003 and 2002 and changes during the years then ended:


                                           Year ended                      Year ended                     Year ended
                                       December 31, 2004               December 31, 2003               December 31, 2002
                                 ------------------------------- ------------------------------- -----------------------------
                                                    Weighted                         Weighted                       Weighted
                                                    Average                          Average                        Average
                                    Number of       Exercise       Number of         Exercise      Number of        Exercise
                                     options          Price         options           Price         options          Price
                                 ---------------- -------------- ---------------  -------------- ---------------  ------------
                                                        $                              $                               $
                                                  --------------                  --------------                  ------------

      Options outstanding at          1,558,495       10.25        **1,580,713        11.25        **1,569,698        12.50
         the beginning of the
         year
      Changes during the year:
          Granted                       321,539        4.05            157,600         4.06            274,300         4.70
          Exercised                      (5,000)       4.07             (6,820)        3.91            (55,080)        0.20
          Forfeited                    (234,163)      10.23           (172,998)       14.05           (208,205)       15.70
                                      ---------                     ----------                       ---------
           Options
           outstanding
             at the end of
            the year                **1,640,871        9.05        **1,558,495        10.25        **1,580,713        11.25
                                     ==========                     ==========                       =========
      Options exercisable at
      year-end                        1,143,432       11.24          1,095,779        11.86            908,784        12.85
                                      =========                     ==========                       =========
      Weighted-average fair
      value of options granted
      during the year*                                 1.46                            2.30
                                                     ======                           =====

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 12 - Employee Option Plans in Subsidiaries (cont.):

D.    (cont.):

* The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2004 - 65%, 2003 - 83%, 2002 - 97%, risk-free interest rate 2004 - 3.74%, 2003 - 2%, 2002 - 2% and expected life: 2004 -2.5 years,
      2003 - 3.5 years and 2002 - 6 years.

**    Including 102,100, repriced to zero, as of December 31, 2002, 2003 and
      2004.

      The following table summarizes information in respect of options outstanding as of December 31, 2004:


                                          Options Outstanding                                Options Exercisable
                      -------------------------------------------------------------  -----------------------------------
                         Number                                                         Number
        Range of      Outstanding at      Weighted Average                            Exercisable
        Exercise       December 31,         Remaining           Weighted Average      at December      Weighted Average
         Prices            2004          Contractual Life        Exercise Price         31, 2004        Exercise Price
     ---------------  ---------------  ---------------------  ---------------------  --------------   ------------------
           $                                  Years                    $                                      $
     ---------------                   ---------------------  ---------------------                   ------------------
             -            102,100             5.98                      -                102,100                -
         1.86-2.63        135,650             9.37                   2.57                -                      -
         3.25-3.75        188,500             7.37                   3.57                120,425             3.49
         4.06-5.70        863,812             6.71                   4.53                570,098             4.43
        11.25-16.875      153,810             0.88                  11.81                153,810            11.81
       19.375-29.375       48,600             5.56                  28.91                 48,600            28.91
         32.5-47.5        110,799             4.13                  37.35                110,799            37.35
        61.25-69.375       37,600             5.03                  67.78                 37,600            67.78
                       ----------                                  ------             ----------           ------
                        1,640,871                                    9.05              1,143,432            11.24
                       ==========                                   =====             ==========           ======

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 12 - Employee Option Plans in Subsidiaries (cont.):

E. The following is a summary of the status of options plans in Formula Vision as of December 31, 2004 and changes during the year then ended:


                                                                           Year ended December 31, 2004
                                                                           ----------------------------
                                                                                             Weighted
                                                                            Number of         Average
                                                                             options      Exercise price
                                                                             -------      --------------
                                                                                                 $
                                                                                          --------------

         Options outstanding at beginning of the year                       1,930,000          0.3
         Changes during the year:
         Exercised                                                           (130,500)         0.3
         Forfeited                                                            (20,000)         0.3
                                                                            ---------         ----
         Options outstanding at the end of the year                         1,779,500          0.3
                                                                            =========         ====
         Options exercisable at year-end
         Weighted-average fair value of options granted during the year*            -
                                                                            =========

* The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2004 - 37%, risk-free interest rate: 2004 - 3.5% and expected life: 2004 - 6.7 years.

F. The following table summarizes information in respect of options outstanding as of December 31, 2004:


                                          Options Outstanding                                 Options Exercisable
                      -------------------------------------------------------------  -----------------------------------
                         Number                                                          Number
        Range of      Outstanding at      Weighted Average                             Exercisable
        Exercise       December 31,         Remaining            Weighted Average      at December     Weighted Average
         Price            2004           Contractual Life         Exercise Price        31, 2004        Exercise Price
     ---------------  ---------------  ---------------------  ---------------------  --------------   ------------------
           $                                  Years                    $                                      $
     ---------------                   ---------------------  ---------------------                   ------------------

           0.3           1,779,500              4                     0.3              1,779,500              0.3
                         =========                                                     =========

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 13 - Unrealized Gains:

The unrealized gains are composed of the following:

                                                           December 31,
                                                    --------------------------
                                                         2004          2003
                                                    ------------    ----------
                                                        (U.S. $ in thousands)
                                                    --------------------------

Gain resulting from the sale of certain companies
  to Formula Vision -  Note 2B                            -           1,147
Gain resulting from a reverse acquisition
  of Matrix - Note 2A                                     -           2,975
Gain resulting from Sintec Media Ltd.                     -             227
Gain resulting from T-Soft                                -             110

                                                     ------          ------
                                                          -           4,459
                                                     ======          ======


Note 14 - Commitments and Contingencies:

A.   Commitments:

      Some of the Company's subsidiaries have commitments to the Chief Scientist in the Ministry of Industry and Trade and to the Marketing Promotion Fund, to pay royalties at a rate of 3%-3.5% of the proceeds from the sale of software products which were developed with the assistance of the Chief Scientist and marketed with the assistance of the Marketing Promotion Fund. The amount of royalties is limited to 100%-150% of the amount received. The subsidiaries are only obliged to repay the grants received from the Office of the Chief Scientist if revenue is generated from the sale of the said software products. The balance of the contingent liability in respect of the aforesaid, amounted to approximately $11.3 million as at December 31, 2004.

B.    Liens:

      1. Some of the subsidiaries have liens on leased vehicles, leased equipment and other assets in favor of the leasing companies.

      2. Some of Formula's assets are pledged to banks as support for credit facilities of approximately $43 million. These assets consist of Formula's entire shareholdings in BluePhoenix and a portion of Formula's shareholdings in Matrix and Magic.

      3. Some of subsidiaries have given floating charges in favor of banks and other financial institusions

C.   Guarantees:

      1. Subsidiaries have provided bank guarantees in the amount of approximately $11.8 million as security for the performance of various contracts with customers. If the subsidiaries were to breach certain terms of

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


            such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

      2. Sapiens and Formula Vision ("the guarantors") have provided guarantees to banks in support of the credit facilities given to their subsidiaries. In the case of Sapiens the guarantees are for $351,000 and in the case of Formula Vision the guarantees are for $18.65 million. Each such guarantee is provided for the term of the credit facility, such term being generally one year. If a subsidiary whose credit line has been guaranteed by the guarantors were to breach certain terms of its credit agreement, the lending bank could demand that the guarantor pay amounts claimed to be due. Liraz a subsidiary of BluePhoenix is liable for losses of a subsidiary it had consolidated until the second quarter of 2001. The provision for such liability at December 31,2004 and December 31, 2003, was accounted for under SFAS No.5 and amounted to $2 million, representing the maximum potential amount Liraz guaranteed to secure a bank loan of the said subsidiary.

      3. Subsidiaries have provided bank guarantees in the amount of $760,000 as security for rent to be paid for their offices. If the subsidiaries were to breach certain terms of their lease, the lessor could demand that the banks providing the guarantees pay amount claimed to be due.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 14 - Commitments and Contingencies (cont.):

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

      2. Under Israel's Stamp Tax on Documents Law, certain documents are subject to stamp tax. Recently promulgated regulations provide for a gradual phase-out of the stamp tax by 2008. In 2004, however, the tax authorities began an enforcement campaign involving extensive audits of companies' compliance with the stamp tax obligation with respect to all agreements which had been signed since June 2003.

            Formula and certain subsidiaries have received legal advice that there are a variety of defenses relating to its obligation to pay stamp tax or the amount to be paid. The Group's management believes that the applicable provision in its financial statements as of December 31, 2004 is adequate to cover probable costs arising from this law.

      3. On February 13, 2004 there were public reports that a leak of Microsoft source code had occurred on the Internet. These reports indicated that the source code contained trace references to a subsidiary of a subsidiary (Mainsoft) servers and personnel. Mainsoft's management team immediately adopted a policy of full cooperation with local authorities, the FBI, and Microsoft in their respective investigation. The FBI has confirmed to the Company that its investigation was continuing as of December 31, 2004. While Mainsoft believes its relationship with Microsoft will continue on terms acceptable to Mainsoft, a change in the relationship could materially adversely affect Mainsoft's business, results of operation, and financial condition.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 14 - Commitments and Contingencies (cont.):

E.    Legal Proceedings:

      In July 2003, a former Liraz Systems Ltd. Or Liraz shareholders filed an application with the Tel Aviv Jaffa District Court to approve a claim filed by him against BluePhoenix, as a class action. The claim relates to the acquisition of Liraz shares, which BluePhoenix completed in March 2003. The shareholder alleges that the share price BluePhoenix paid to Liraz's shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate . In the lawsuit, the plaintiff has applied for the court's approval to represent all of the shareholders of Liraz who sold their shareholdings pursuant to the tender offer and the mandatory acquisition. No hearing has been scheduled for this lawsuit. Based on BluePhoenix's analysis of the statement of claim, including and evaluation of the fair value of the Liraz shares, and the price paid for Liraz in a previous transaction immediately prior to the tender offer, the Company believes that the allegations against BluePhoenix in this proceeding are without merit and intend to vigorously defend the claim and contest the allegations made therein.

F.    Lease Commitments:

      The following are details of the future minimum lease commitments under non-cancelable operating leases as of December 31, 2004:

                                                       U.S. $ in
                                                       thousands
                                                     -------------

     2005                                                 11,976
     2006                                                  8,719
     2007                                                  6,425
     2008                                                  4,136
     2009 and thereafter                                   4,446
                                                         -------
                                                          35,702
                                                         =======

      Rent expenses for the years ended December 31, 2004, 2003 and 2002, were approximately $10,215,000, $10,293,000 and $7,418,000, respectively.

Note 15 - Shareholders' Equity:

A.       Share Capital Authorized, Issued and Outstanding:


                                               December 31, 2004                              December 31, 2003
                                  ---------------------------------------------  --------------------------------------------
                                   Authorized       Issued        Outstanding     Authorized       Issued        Outstanding
                                  -------------- --------------  --------------  -------------- --------------  -------------
                                       NIS            NIS             NIS             NIS            NIS             NIS
                                  -------------- --------------  --------------  -------------- --------------  -------------
     Ordinary shares, NIS 1 par
     value each                     25,000,000     10,824,780     10,800,000      25,000,000     10,824,780      10,800,000
                                    ==========     ==========     ==========      ==========     ==========      ==========

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 15 - Shareholders' Equity (cont.):

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

      3. In November 1998, Formula raised approximately $3 million in a private placement of 107,100 of Formula's shares.

      4. Formula's General Meetings, in September 1999 and in August 2000, approved the allotment of options to purchase 1,000,000 and 500,000 ordinary shares of Formula, respectively, to Shandol Ltd. (a company transfered to Formula Vision within the framework of the the companies transferred from the Company to Formula Vision - see Note
            2B), a wholly-owned subsidiary. The 1,000,000 options were issued in order to assure the availability of Formula's shares in the event of a request from Shamrock to exercise their option. The 500,000 options were issued in order to assure the availability of Formula's shares so long as the convertible options are outstanding, with no need for additional action in the future. The exercise price of the options is equal to Formula's share market price.

      5. In November 2001, Shandol exercised options to purchase 1,000,000 shares of Formula for a consideration of $12 million.

      6. In November 2001 and January 2002, Shamrock exercised its exchange option for Formula's shares with respect to companies transferred to Formula Vision, Transtech and Airport Intersystems. In consideration for the shares in the said companies, Shandol transferred to Shamrock 1,000,000 ordinary shares of Formula.

      7. During 2002, Formula repurchased 324,780 of its ordinary shares in the open market for an aggregate of $3.4 million. During 2003, Formula sold 300,000 of its ordinary shares for an aggregate of $4.8 million.

      8. In December 2003, Formula issued 500,000 ordinary shares consequent to the exercise of options to acquire 500,000 ordinary shares. The options were granted by Formula to Shandol on August 2000.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 15 - Shareholders' Equity (cont.):

B.    Details of Share Options Granted to Employees:

      In November 2000, Formula's Board of Directors adopted an option plan pursuant to which Formula may grant options to employees of Formula to purchase up to a total of 300,000 ordinary shares. In accordance with this plan, employees of Formula and its subsidiaries were granted, for no consideration, 64,500 options, each of which may be exercised into one ordinary share of Formula at an exercise price of $30.8 per share, linked to the CPI. Any option not exercised within five years will expire.

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

       The following is a summary of the status of Formula's option plans as of December 31, 2004, 2003 and 2002 and for the years then ended:


                                         Year ended                      Year ended                     Year ended
                                     December 31, 2004               December 31, 2003               December 31, 2002
                               ------------------------------- ------------------------------- -----------------------------
                                                  Weighted                         Weighted                       Weighted
                                                  Average                          Average                        Average
                                  Number of       Exercise       Number of         Exercise      Number of        Exercise
                                   options          Price         options           Price         options          Price
                               ---------------- -------------- ---------------  -------------- ---------------  ------------
                                                      $                              $                               $
                                                --------------                  --------------                  ------------
 Outstanding options  at
 the beginning of the
   year                           64,500            30.8          64,500             30.8        122,850               25
 Changes during the
   year:
   Granted                             -               -               -                -              -                -
   Exercised                           -               -               -                -              -                -
   Expired and
      forfeited                        -               -               -                -        (58,350)            18.6
                                 -------         -------         -------           ------        -------            -----
    Outstanding options at
      the end of the
      year                        64,500            30.8          64,500             30.8         64,500             30.8
                                 =======         =======         =======           ======        =======            =====

    Exercisable options at
    the end of the year           64,500            30.8          64,500             30.8         43,000             30.8
                                 =======         =======         =======           ======        =======            =====

     Weighted avarage fair
      value of options
      granted during the
      year                                             -                                -                               -
                                                  ======                            =====                           =====

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 15 - Shareholders' Equity (cont.):

B.    Details of Share Options Granted to Employees (cont.):

The following table summarizes information in respect of outstanding options as at December 31, 2004:


                                          Options Outstanding                                Options Exercisable
                      -------------------------------------------------------------  -----------------------------------
                         Number                                                          Number
        Range of      Outstanding at      Weighted Average                             Exercisable
        Exercise       December 31,         Remaining           Weighted Average       at December     Weighted Average
         Price             2004          Contractual Life        Exercise Price         31, 2004        Exercise Price
     ---------------  ---------------  ---------------------  ---------------------  --------------   ------------------
           $                                  Years                    $                                      $
     ---------------                   ---------------------  ---------------------                   ------------------

          30.8           64,500               0.92                    30.8              64,500               30.8
                         ======                                                         ======

C.    Dividends:

      Formula has not paid any cash dividends on its ordinary shares in the past. Subsequent to December 31,2004 the Company distributed a cash dividend of $53 million (see Note 19A).

Note 16 - Taxes on Income:

A.    Tax Laws in Israel:

      1. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter - the "Law"): Some operations of certain subsidiaries have been granted "Approved Enterprise" status under the Law. Since the subsidiaries have elected to receive "alternative benefits" under the Law (i.e. waiver of grants in exchange for a tax exemption for a limited period), the following tax rates will apply to its income from the Approved Enterprise (which will be determined based on the increase in the revenue of the subsidiaries during the year, in relation to the revenue in the year preceding the first year of their having the above-mentioned status):

            Tax exemption for 2 years, commencing in the first year it generates taxable income. For the remainder of the benefit period - 5 years - a reduced tax rate of 25%. For some subsidiaries, the percentage of its share capital held by foreign shareholders has exceeded 25%. Therefore its Approved Enterprises qualify for reduced tax rates for an additional three years after the seven years mentioned above. The period of tax benefits described above will terminate after 7-10 years elapse from the first year in which the subsidiaries have taxable income and 14 years elapse since the Approved Enterprise was granted and 12 years after the commencement of the Approved Enterprise.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 16 - Taxes on Income (cont.):

A.    Tax Laws in Israel (cont.):

      1. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter - the "Law") (cont.):

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

      2. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the "Inflationary Adjustments Law"):

            Results for tax purposes in Israel are measured and reflected in real terms in accordance with the change in the CPI. The consolidated financial statements are presented in dollars. The differences between the change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109"), the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

      3. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

            Some subsidiaries currently qualifies as an "Industrial Company" as defined by this law, and as such is entitled to certain tax benefits including, inter alia, depreciation at increased rates as stipulated by regulations published under the Inflationary Adjustments Law and the right to deduct for tax purposes, over a period of 3 years, expenses relating to public issue of shares. If realized, any tax benefit relating to issuance expenses is credited to capital surplus.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 16 - Taxes on Income (cont.):

A.    Tax Laws in Israel (cont.):

      4. Tax Rates Applicable to Income from Other Sources in Israel: Income not eligible for "Approved Enterprise" benefits mentioned in 1. above is taxed at the regular corporate tax rate of 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and thereafter.

B.    Subsidiaries Outside Israel:

      Subsidiaries that are not an Israeli resident are taxed in the countries in which they are resident, according to the tax laws in those countries.

C.    Cumulative Tax Losses:

      The Company have cumulative operating losses for tax purposes as of December 31, 2004 totaling approximately $323,995 thousand, of which $229,091,000 is in respect of Companies in Israel (December 31, 2003 - $127,183,000), and approximately $94,904,000 in respect of Companies abroad (December 31, 2003 - $63,796,000). The likelihood of the utilization of most of these losses in the future is low. Therefore, no deferred tax asset has been recorded in respect of such losses.

D.    Income Tax Assessments:

      Formula received final tax assessments through the tax year 2000.

E.    Deferred Taxes:

      1.    Composition:


                                                                     December 31,
                                                     -----------------------------------------
                                                         2004            2003          2002
                                                     ---------         -------       --------
                                                              (U.S. $ in thousands)
                                                     -----------------------------------------

             Net operating losses carried forward       98,756          85,560         71,795
             Software development costs                  2,329           1,080            324
             Allowances and reserves                     4,865           5,465          6,633
                                                      --------        --------       --------

                                                       105,950          92,105         78,752
             Valuation allowance                       (97,690)        (85,335)       (76,105)
                                                      --------        --------       --------
             Total                                       8,260           6,770          2,647
                                                      ========        ========       ========

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 16 - Taxes on Income (cont.):

E.    Deferred Taxes (cont.):

      1.    Composition (cont.):

            Most of the valuation allowances, the Company and its subsidiaries provided,are against the deferred tax assets in respect of its tax losses carryforward. As a result most of the valuation allowance is for long term. Valuation allowances relating to the acquisition of Formula Vision totaled $22 million as of December 31, 2004. If this valuation allowance is decreases, the reversal will reduce the goodwill that was established in the acquisition.

            As a result of Formla Vision acquisition, the Company's valuation allowance increased by $22 million which was offset by a decrease in Matrix valuation allowance in the amount of $9 million due to the use of net oparating loss caryforward.

      2.    Presentation in balance sheets:

                                                           December 31,
                                                   ----------------------------
                                                       2004            2003
                                                   --------------  ------------
                                                       (U.S. $ in thousands)
                                                   ----------------------------

           Stated in current assets                    3,751           2,528
           Stated in other assets                      5,467           5,184
           Stated in long term liabilities              (958)           (942)
                                                     -------          ------
              Total included in balance sheets         8,260           6,770
                                                     =======          ======

F.    Income (Loss) Before Taxes on Income:

                                                 Year ended December 31,
                                         --------------------------------------
                                            2004           2003          2002
                                         ----------    -----------  -----------
                                                 (U.S. $ in thousands)

      Domestic                             25,205         2,498          (178)
      Foreign                              (7,472)        8,351          (335)
                                          -------        ------          ----
      Total                                17,733        10,849          (513)
                                          =======        ======          ====

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 16 - Taxes on Income (cont.):

G. Taxes on Income Included in Statements of Operations:


                                                               Year ended December 31,
                                                     -------------------------------------------
                                                        2004            2003            2002
                                                     -------------  --------------  ------------
                                                                (U.S. $ in thousands)
                                                     -------------------------------------------
     Current taxes:
         In Israel                                      4,445           1,584           2,112
         Abroad                                           798             924           1,221
                                                      -------          ------          ------

                                                       (5,243)         (2,508)         (3,333)
     Taxes in Israel in respect of prior years           (184)           (795)           (954)
     Deferred taxes,  net                                (796)           (827)           (365)
                                                      -------          ------          ------
              Total
                                                       (4,631)         (2,540)         (2,014)
                                                      =======          ======          ======

H.    Theoretical Tax:

      The following is a reconciliation between the theoretical tax expense, assuming that all income was taxed at ordinary tax rates, and the actual income tax expense, as recorded in the statement of operations:


                                                                              Year ended December 31,
                                                                  --------------------------------------------
                                                                     2004              2003             2002
                                                                  -----------     ------------      ----------
                                                                               (U.S. $ in thousands)
                                                                  --------------------------------------------

Income (loss) before taxes on income, as per the statement
    of operations                                                   17,733            10,849              (513)
Statutory tax rate in Israel                                            35%               36%               36%
                                                                    ------            ------            ------

Theoretical tax expense (benefit)                                    6,207             3,906              (185)
Additional tax (tax savings) in respect of:
   Non-deductible expenses                                           1,727              (162)              421
   Tax-exempt income (mainly relating to decrease in
     shareholdings)                                                 (2,677)              (71)           (2,117)

   Tax-exempt income and reduced tax rates in companies which
     have approved enterprises                                        (461)              (74)              228
   Losses and temporary differences for which deferred taxes
     were not recorded                                                  66               (55)            5,083
   Taxes in respect of previous years                                  118              (795)             (954)
   Effect of the Inflationary Adjustments Law                         (140)               41              (717)
   Other                                                              (209)             (250)              255
                                                                     -----            ------            ------
     Taxes on income as per the statement of operations              4,631             2,540             2,014
                                                                     =====            ======            ======

   Effective tax rate - in %                                          26.1              23.4              --
                                                                     =====            ======            ======

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 16 - Taxes on Income (cont.):

I.    Tax reform:

      On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced, according to which an Israeli Company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. The Company's management cannot estimate at present whether the reform will have an effect on the Group's future results of operations.

Note 17 - Supplementary Financial Statement Information:

Balance Sheet:

A.    Other Current Assets:

      Composition:
                                                              December 31,
                                                       -------------------------
                                                          2004           2003
                                                       ----------     ----------
                                                          (U.S. $ in thousands)
                                                       -------------------------

     Government departments                                6,510        5,380
     Employees (1)                                         1,064        1,084
     Prepaid expenses and advances to suppliers           12,489        6,753
     Deferred taxes                                        3,751        2,528
     Affiliates                                              109          646
     Accounts receivable resulting from realization
       of holdings in affiliates                               -          312
     Other                                                 2,182        2,143
                                                         -------      -------
             Total                                        26,105       18,846
                                                         =======      =======

(1) Some of these balances are linked to the CPI, and bear interest at an annual rate of 4%.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 17 - Supplementary Financial Statement Information (cont.):

B.    Liabilities to Banks and Others:

      Composition:


                                                       Interest
                                                         rate
                                                  --------------------                         December 31,
                                                     December 31,                       ----------------------------
                                                         2004                                2004            2003
                                                  --------------------     Linkage      --------------  ------------
                                                           %                basis          (U.S. $ in thousands)
                                                  --------------------  --------------  ----------------------------

       Bank overdraft                                 4.5 - 17.7          Unlinked            3,647          6,179
       Short-term bank loans                           4.7 - 9.9          Unlinked           49,633         15,224
       Short-term bank loans                           2.8 - 4.9           Dollar            32,759         19,215
       Short-term bank loans                            5 - 6.5              CPI                905         14,441
       Short-term bank loans                             4.03               Euro                682          3,665
       Current maturities of long-term loans
         from banks                                                                          17,349         *7,819
                                                                                            -------         ------
         Total                                                                              104,975         66,543
                                                                                            =======         ======

*     Reclassified.

C.    Other Accounts Payable:

      Composition:


                                                                       December 31,
                                                                --------------------------
                                                                  2004             2003
                                                                ------------  ------------
                                                                  (U.S. $ in thousands)
                                                                --------------------------

      Employees and other wage and salary related liabilities     25,933          24,961
      Government departments                                      11,156          10,179
      Prepaid income and customer advances                        32,676          18,809
      Accrued expenses and other current liabilities              11,340          17,143
                                                                 -------         -------
         Total                                                    81,105          71,092
                                                                 =======         =======

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 17 - Supplementary Financial Statement Information (cont.):

D.    Restructuring and Non-Recurring Costs:


                                                                  Year ended December 31,
                                                        ---------------------------------------------
                                                            2004            2003            2002
                                                        --------------  -------------   -------------
                                                                   (U.S. $ in thousands)
                                                        ---------------------------------------------

     Wages and related expenses                              -               -              1,169
     Relocation expenses                                     -               -                396
     Expenses relating to closing of branches                -               -                264
     Other                                                   -               -               -
                                                        ------           -----             ------
            Total                                            -               -              1,829
                                                        ======           =====             ======

      Restructuring expenses were recorded by consolidated companies. During 2002, these companies announced the adoption of a restructurning plan in order to reduce expenses and improve organizational and business efficiency.

E.    Financial (Expenses) Income, Net:

      Composition:


                                                                          Year ended December 31,
                                                               ----------------------------------------------
                                                                     2004            2003           2002
                                                               --------------  --------------  --------------
                                                                           (U.S. $ in thousands)
                                                               ----------------------------------------------

     Financing income                                               4,047           4,726          12,621
     Financing costs related to long-term credit                   (5,355)         (3,347)         (2,601)
     Financing costs related to short-term credit and others       (8,686)         (6,046)         (6,314)
     Gain (loss) from marketable securities                         1,090             991            (101)
                                                                   ------          ------          ------
               Total                                               (8,904)         (3,676)          3,605
                                                                   ======          ======          ======

F.    Other Expenses, Net:

      Composition:


                                                                  Year ended December 31,
                                                         --------------------------------------------
                                                           2004            2003            2002
                                                         ------------  --------------  --------------
                                                                   (U.S. $ in thousands)
                                                         --------------------------------------------

     Gain (loss) on sale of fixed assets, net                 60              26            (176)
     Dividend received from another company                  770               -               -
     Impairment in value of investment in affiliates
       and other companies                                  (471)           (915)         (1,656)
     Other                                                  (691)            799            (268)

           Total                                            (332)            (90)         (2,100)
                                                           =====           =====          ======

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 17 - Supplementary Financial Statement Information (cont.):

G.    Gain on Realization of Shareholdings, Net:

      Composition:


                                                                               Year ended December 31,
                                                                     --------------------------------------------
                                                                        2004            2003            2002
                                                                     ------------  --------------  --------------
                                                                                (U.S. $ in thousands)
                                                                     --------------------------------------------

      Loss from realization of Compubyte Computers                          -              -            (609)
      Gain from realization of investment in Level 8                      171            376           5,466
      Gain (loss) from sale and decrease in shareholding
        percentage in Magic                                             1,151            294             (38)
      Gain from realization of investment in the News Company             142            409               -
      Gain from sale and decrease in shareholding percentage
        in Formula Vision                                                 383              -               -
      Gain from sale and decrease in shareholding percentage
        in Matrix                                                       3,557          1,131             915
      Gain (loss) from sale and decrease in shareholding
        percentage in New Applicom                                          -            (93)              -

      Realization of investment in warrants in Matrix                       -            300               -

      Gain from decrease in shareholding percentage in Babylon            651              -               -
      Realization of unrealized gain in Matrix
      (see Note 2A)                                                     2,820            342               -

      Gain (loss) on realization of other investments                      18             (3)         (1,066)

             Total                                                      8,893          2,756           4,668
                                                                       ======         ======          ======

H.    Operating Segments:

      The Company operates in two principal business segments, IT Services and proprietary software solutions.

      Software Services

      The following is a list of the Group's principal activities: applications development, systems integration, migration of IT platforms, IT consulting, e-services, outsourcing, conversion services, application and implementation of ERP & CRM systems, imported software products and a training school.

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


NOTE 17 - Supplementary Financial Statement Information (cont.):

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

      All of the Company's subsidiaries, including IT services companies and proprietary software solutions companies, recognize revenues from the delivery of software services, and most of them recognize revenues in both revenue categories. The Company's subsidiaries were classified into the following categories in accordance with the category in which most of the revenues of each subsidiary was earned.

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


NOTE 17 - Supplementary Financial Statement Information (cont.):

H.    Operating Segments (cont.):

      The Company evaluates the performances of each segment, software services and proprietary software products, based on operating income/loss. Headquarters expenses are allocated proportionally between the segments:


                                                                    Proprietary
                                                     Software         Software
                                                     Services         Products           Total
                                                   --------------  ---------------   ---------------
                                                                (U.S. $ in thousands)
                                                   -------------------------------------------------
      Revenues:
         2004                                         230,880          231,435           462,315
         2003                                         196,782          170,048           366,830
         2002                                         172,068          113,121           285,189

      Inter-segment sales:
         2004                                           3,618            2,087             5,705
         2003                                               -                -                 -
         2002                                             726            1,153             1,879

      Operating income (loss):
         2004                                          15,017            3,059            18,076
         2003                                           8,289            3,570            11,859
         2002                                          (1,435)          (5,251)           (6,686)

      Financial income (expenses):
         2004                                          (3,504)          (5,400)           (8,904)
         2003                                          (3,205)            (471)           (3,676)
         2002                                           5,549           (1,944)            3,605

      Net income (loss)
         2004                                          12,178           (4,079)            8,099
         2003                                           2,106            1,014             3,120
         2002                                          (1,105)          (1,301)           (2,406)

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 17 - Supplementary Financial Statement Information (cont.):

H.    Operating Segments (cont.):


                                                                     Proprietary
                                                      Software         Software
                                                      Services         Products           Total
                                                   ---------------  ---------------   ---------------
                                                                 (U.S. $ in thousands)
                                                   --------------------------------------------------
      Identifiable assets:
         2004                                          181,200          380,107           561,307
         2003                                         *162,361          236,915          *399,276

      Identifiable liabilities:
         2004                                          133,458          230,203           363,661
         2003                                         *132,078          116,179          *248,257

      Depreciation and amortization:
         2004                                            4,714           15,883            20,597
         2003                                            5,602           12,945            18,547
         2002                                            5,196            7,710            12,906

      Investments in segment assets:
         2004                                            1,877            3,841             5,718
         2003                                            1,924            2,963             4,887

      *     Reclassified.

     Reconciliation between the data on sales and income of the operating segments and the data in the consolidated financial statements:


                                                        2004            2003            2002
                                                    --------------  --------------  --------------
                                                                (U.S. $ in thousands)
                                                    ----------------------------------------------
      Revenues:
         Revenues as above                              462,315          366,830        285,189
         Less inter-segment transactions                 (5,705)          -              (1,879)
                                                       --------          -------        -------
           Revenues as per statement of operations      456,610          366,830        283,310
                                                       ========          =======        =======

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 17 - Supplementary Financial Statement Information (cont.):

H.    Operating Segments (cont.):


                                                                     2004            2003
                                                                  -------------  --------------
                                                                     (U.S. $ in thousands)
                                                                  -----------------------------

      Identifiable assets:
         Total assets of operating segments                          561,307        *399,276
         Assets not identifiable to a particular segment             127,766         159,436
         Elimination of inter-segment assets and other               (48,053)        (14,684)
                                                                    --------        --------

           Total assets as per consolidated balance sheet            641,020         544,028
                                                                    --------        --------

      Identifiable liabilities:
         Total liabilities of operating segments                     363,661        *248,257
         liabilities not identifiable to a particular segment         42,030          65,730
         Elimination of inter-segment liabilities and other          (48,028)        (14,214)
                                                                    --------        --------

           Total liabilities as per consolidated balance sheet       357,663         299,773
                                                                    --------        --------

      *     Reclassified.

I.    Geographical Information:

      1.    The Company's Long-Lived Assets are as follows:

                                                            December 31,
                                                        ---------------------
                                                          2004         2003
                                                        --------      -------
                                                        (U.S. $ in thousands)
                                                        ---------------------
          Israel                                          64,032       51,656
          U.S.A.                                           7,355        6,126
          Others                                           6,231        4,458
                                                         -------      -------

          Total                                           77,619       62,240
                                                         =======      =======
      2.    Revenues:

      Revenues classified by geographic area:


                                                         Year ended December 31,
                                              ----------------------------------------------
                                                  2004            2003            2002
                                              --------------  --------------  --------------
                                                          (U.S. $ in thousands)
                                              ----------------------------------------------

           Israel                                  213,020         171,108         156,212
           International:
                United States                      106,849          93,695          65,654
                Other                              136,741         102,027          61,444
                                                   -------        --------         -------
                                                   243,590         195,722         127,098
                                                   -------        --------         -------
                    Total                          456,610         366,830         283,310
                                                   =======        ========         =======

      Classification was based on the location of the customers.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 17 - Supplementary Financial Statement Information (cont.):

      J.    Earnings (Loss) Per Share:

      The following table presents the computation of basic and diluted net earnings (loss) per share:


                                                                          Year ended December 31,
                                                                -------------------------------------------
                                                                   2004             2003           2002
                                                                ----------      -----------      ----------
                                                                           (U.S. $ in thousands)
                                                                -------------------------------------------

         Amount for basic earnings (loss) per share -
         income available to shareholders                          7,884           2,909          (2,406)
                                                                  ======          ======         =======

         Effect of dilutive securities of subsidiaries              (885)           (466)              -
         Amount for diluted earnings (loss) per share -
         income available to shareholders                          6,999           2,443          (2,406)
                                                                  ======          ======         =======

         Weighted average shares outstanding

         Denominator for basic net earnings (loss) per share      10,800          10,037          10,171

         Effect of dilutive securities                              *)-              248            *) -
                                                                  ------          ------         -------

     Denominator for diluted net earnings (loss) per share        10,800          10,285          10,171
                                                                  ======          ======         =======

     Basic net earnings (loss) per share                            0.73            0.29           (0.24)
                                                                  ======          ======         =======

     Diluted net earnings (loss) per share                          0.65            0.24           (0.24)
                                                                  ======          ======         =======

      *) Anti dilutive.

      Options to purchase 500,000 Formula shares in 2002, at market price were outstanding, but were not included in the computation of the diluted EPS because the options have an anti-dilution effect. Options to purchase 2,000,000 shares and employees' options to purchase 64,500 shares in the year 2002 at an exercise price of $15.8 and $30.8, respectively, were outstanding, but were not included in the computation of the diluted EPS because the options have an anti-dilution effect.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 18 - Transactions with Related Parties:

A. In July 2001, Formula granted to Formula Vision, an option to purchase Formula's interests in certain privately-held companies. On November 28, 2001, Formula Vision exercised the option. Accordingly, Formula transferred to Formula Vision its entire interest, including related obligations, in certain companies for aggregate consideration of $58.9 million. Under the agreement with Formula Vision, Formula Vision issued to Formula in December 2001, a series of debentures in the amount of $58.9 million, linked to the CPI and bearing interest at an an annual rate of 5%. On March 31, 2002, Formula lent an additional amount of $19.4 million to Formula Vision in consideration for a series of debentures with similar terms to the debentures issued in December 2001. . This series of transactions is considered a related party transaction since Dan and Gad Goldstein serve as directors of Formula and Formula Vision. For more information about the transaction between Formula and Formula Vision, see
      Note 2B.

B. In November 2002, Formula completed a sale to Matrix of its entire shareholdings in New Applicom, Sintec and Sivan, for an aggregate consideration of $29.6 million.

C. In November 2002, Formula sold to BluePhoenix, in a share exchange transaction, its 57.9% interest in Liraz. In consideration, BluePhoenix issued to Formula BluePhoenix's ordinary shares representing 9% of BluePhoenix's outstanding share capital. The exchange ratio was set at 1:1.67, which Formula believes reflects a fair ratio between the values of the two companies.

                           FORMULA SYSTEMS (1985) LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 19 - Subsequent Events:

A. On December 29, 2004, Formula announced that it had concluded negotiations with FIMI, regarding a private placement of 2,400,000 Formula shares. The shares were issued to an entity which was established by Dan Goldstein, Formula's CEO and Chairman of the Board, and FIMI Opportunity Fund and parties related to it, in equal parts. Prior to the private placement, Dan Goldstein also transferred to the joint entity all of his 2,000,000 shares of Formula.

      The price per share in these transactions was $15.31 (the closing price of Formula shares on December 28, 2004), for a total of $36 million that was paid to Formula in the private placement.

      Following the transactions, the joint entity holds a total of 4,400,000 Formula shares, which constitutes a controlling interest comprising of approximately 33% of Formula's outstanding shares. The joint entity also purchased Dan Goldstein's shares in Formula Vision.

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