Form 20-F
period 2005-12-31
FORMULA SYSTEMS (1985) LTD
filed 2006-06-29
CIK 1045986

FORM 20-F
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934;

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005;

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ……………………..

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

American Depositary Shares

Ordinary Shares, NIS 1 par value

(Title of Class)

As of December 31, 2005, the registrant had 13,200,000 outstanding ordinary shares, NIS 1 par value, of which 412,472_were represented by American depositary shares as of such date.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicated by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

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

          Beginning with the fiscal year ended December 31, 2002, we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, commonly referred to as U.S.GAAP. Prior to 2002, we prepared our consolidated financial statements in accordance with accounting principles generally accepted in Israel, referred to as Israeli GAAP. Israeli GAAP and U.S. GAAP vary in certain respects. As a result, we have restated certain figures in our financial statements relating to prior periods. In accordance with U.S. GAAP, we use the United States dollar as our reporting currency. Prior to 2002, we presented our consolidated financial statements in New Israeli Shekels, or NIS, that have been adjusted to reflect changes in the Israeli consumer price index, referred to as the Israeli CPI.

          As used in this annual report, references to dollar refer to the United States dollar and references to NIS refer to New Israeli Shekels.

          As used in this annual report, references to “we”, “our”, “ours”and “us”refer to Formula Systems (1985) Ltd. and its subsidiaries, unless otherwise indicated.References to “Formula” refer to Formula Systems (1985) Ltd.

          All trademarks appearing in this annual report are the property of their respective holders.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

          The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derive the consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005, and the balance sheet data as at December 31, 2004 and 2005from our consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements have been audited by Ziv Haft registered public accountants (Isr.) BDO member firm. The consolidated income statement data for the years ended December 31, 2001 and 2002 and the consolidated balance sheet data for the years ended December 31, 2001, 2002 and 2003 is derived from our audited financial statements not included in this annual report. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects.”

          We prepare our consolidated financial statements in conformity with U.S. GAAP. Under U.S. GAAP, we cannot use adjusted NIS reflecting changes in the Israeli consumer price index, as we have used in the past. Instead, we use nominal values of the NIS translated into dollars as described in Item 5 below. As a result, we have restated certain financial figures relating to 2001.

	Year Ended December 31,

	2005	2004	2003	2002	2001

	$

	(In thousands, except per share data)
Consolidated Statement of Operations Data:

Revenues	$506,371	$456,610	$366,830	$283,310	$387,682
Cost of revenues	333,536	284,961	230,500	186,908	261,346

Gross profit	172,835	171,649	136,330	96,402	126,336
Research and development costs, net	22,429	25,036	17,368	15,967	21,287
Selling, general and administrative expenses	133,049	128,537	107,103	85,292	151,345
Restructuring and non-recurring costs	1,455	—	—	1,829	10,998

Operating income (loss)	15,902	18,076	11,859	(6,686)	(57,294)
Financial income (expenses), net	(9,206)	(8,904)	(3,676)	3,605	2,680
Gain on realization of shareholdings, net	4,107	8,893	2,756	4,668	773
Other expenses, net	820	332	90	2,100	36,719

Income (loss) before taxes on income	9,983	17,733	10,849	(513)	(90,560)
Taxes on income	5,200	4,631	2,540	2,014	6,239
Equity in losses of affiliated companies, net	(3,109)	(2,523)	(1,071)	(2,327)	(9,926)
Minority interest in losses (profit), net	(1,491)	(2,480)	(4,118)	2,448	46,864

Net income (loss)	183	8,099	3,120	(2,406)	(59,861)
Earnings (loss) per share:
Basic earnings (loss)	0.01	0.73	0.29	(0.24)	(6.42)
Diluted earnings (loss)	0.01	0.65	0.24	(0.24)	(6.42)
Weighted average number of shares outstanding:
Basic	12,800	10,800	10,037	10,171	9,325
Diluted	12,800	10,800	10,285	10,171	9,325

	As of December 31,
	2005	2004	2003	2002	2001

	$
	(In thousands)

Consolidated Balance Sheet Data:
Total assets	630,085	641,020	544,008	467,245	454,544
Total liabilities	357, 959	357,663	299,773	241,766	192,532
Shareholders’ equity	163,445	186,778	176,004	153,349	166,421

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

          Our quarterly and annual revenues, gross profits and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations:

•	acquisitions and dispositions of companies and consolidation of our subsidiaries;

•	the size, time and recognition of revenue from significant contracts;

•	timing of product releases;

•	timing of contracts;

•	timing of completion of specified milestones and delays in implementation;

•	changes in the proportion of service and license revenues;

•	price and product competition;

•	increases in selling and marketing expenses, as well as other operating expenses;

•	currency fluctuations; and

•	consolidation of our customers.

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

If capital spending on information technology, or IT, slows down, our business could be seriously harmed.

          We are affected by global economic changes, in particular trends in capital spending in the IT sector. During 2001 through 2003, the overall business slowdown in the North American and European markets influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitment. These changes in purchasing patterns in the IT industry directly affected our operating results. Although we believe that during the last two years the IT market has begun to recover, we cannot know whether the global market recovery will continue in the future, and how the economic conditions will continue to affect our business. Accordingly, we cannot assure you that we will be able to increase our revenues or keep our revenues at the same level as in 2005.

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

Certain amounts have been allocated to goodwill on our balance sheet as a result of acquisitions made by us from time to time and should it become necessary to write-off a material part of this, our results of operations could be materially adversely affected.

          We acquire businesses from time to time and as a result, certain amounts have been allocated to goodwill on our balance sheet. Goodwill and other intangible assets that have indefinite useful lives are tested at least annually for impairment. Should a test disclose that there has been a permanent impairment of a material part of the value of goodwill, it would be necessary to write-off such amount, and this could materially adversely affect our results of operations.

If we fail to raise capital for our subsidiaries, we may be required to borrow money on unfavorable terms.

          Our business strategy involves raising capital for our subsidiaries through public or private offerings. Our ability to raise capital for our subsidiaries depends upon market and other conditions which are beyond our control. If we fail to raise capital for our subsidiaries, it may hinder their growth. We may therefore be required to seek alternative capital raising methods, including borrowing money on terms which are not favorable to us. In the past, including in the last year, due to difficulties we encountered in raising capital for our subsidiaries, we were required to borrow monies from banks. Difficulties in raising capital on favorable terms, may materially and adversely affect our business, operating results and financial condition.

If Formula Vision does not generate sufficient cash in 2006 in order to repay the entire amount of the debentures, we might be required to delay the maturity date of a portion of the amount.

          In 2001 and 2002, in connection with the purchase by Formula Vision Technologies (F.V.T.) Ltd., or Formula Vision, of Formula’s interests in certain privately-held companies, Formula Vision issued to Formula a series of debentures of a principal aggregate amount of $78.3 million. Under their original terms, the debentures were required to be repaid in five annual installments, subject to certain conditions. Following the exchange in January 2004, of an aggregate principal amount of $35 million of the debentures for a 59.4% interest in Formula Vision, the outstanding amount of the debentures was $43.2 million. In December 2005, the general meeting of Formula’s shareholders approved an amendment to the debentures pursuant to which the repayments due in 2005 and 2006 would be deferred to December 31, 2006, subject to certain conditions. The amendment to the debentures was made since Formula Vision anticipated that it may not have sufficient liquid cash assets to satisfy the repayment under the debentures. The realization of Formula Vision’s assets and its timing are subject to market conditions and other factors. As a result, we cannot be sure that Formula Vision will have sufficient cash to repay the entire amount of the debenture by the maturity date. If the cash generated by Formula Vision will not cover the full amount of the debentures, we may need to delay the maturity date with respect to a portion of the debentures. Such delay may have a negative effect on our business, operating results and financial condition.

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

          Some of our assets are pledged to banks. These assets include certain of our shareholdings in our subsidiaries, Matrix IT Ltd., BluePhoenix Solutions Ltd. and Magic Software Enterprises Ltd. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell these holdings to satisfy the debt.

Marketing our products and services in international markets may require increased expenses and greater exposure to risks that we may not be able to successfully address.

          We intend to continue to focus our efforts on selling proprietary software solutions in international markets. We expect to continue devoting significant resources to these efforts. If we are unable to continue achieving market acceptance for our solutions or otherwise continue to successfully penetrate international markets, our business will be harmed. In 2004 and 2005, we received approximately 53% and 52% of our total revenues from customers located outside of Israel. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including:

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

If we fail to address the strain on our resources caused by changes in our company,we will be unable to effectively manage our business.

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

          In the event that we fail to satisfy our customers’ expectations from the results of the implementation of our solutions, or if we fail to timely deliver our solutions to our customers, these customers may suffer damages. When and if this occurs, customers may have the ability to cancel our contracts. Any cancellation of a contract could cause us to suffer damages, since we might not be paid for costs that we incurred in performing services prior to the date of cancellation. In addition, from time to time we may be subject to claims as a result of not delivering our products on time or in a satisfactory manner. Such claims may lead to material damages.

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

          Following a private placement consummated by Formula in March 2005, and the sale by Dan Goldstein of his entire shareholdings in Formula to FIMGold Limited Partnership, referred to as FIMGold LP, FIMGold LP owns approximately 33.3% of our outstanding ordinary shares. FIMGold LP is owned in equal shares by Dan Goldstein, our chief executive officer and chairman of the board, and FIMI Opportunity Fund, L.P. and parties related to it, jointly referred to as FIMI Opportunity Fund. FIMI Opportunity Fund. is managed by a company in which our directors, Ishay Davidi and Yarom Oren serve as officers. As a result, FIMGold LP is able to influence significantly the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This share ownership may have the effect of delaying or preventing a change in control. In addition, potential conflicts of interest may arise in the event that we enter into agreements or transactions with Dan Goldstein, his brother Gad Goldstein, our president and a member of our board, or our directors, Ishay Davidi or Yarom Oren. Although Israeli law imposes certain procedures (including shareholder approval) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable. See “Item 7.B. Related Party Transactions.”

The market price of our ordinary shares and American Depositary Shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all.

          The stock market in general has experienced during recent years extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our ordinary shares and American Depositary Shares, or ADSs. During 2004, for example, the market price of our ADSs fluctuated between $13.44 and $21.80, and in 2005, the market price of our ADSs fluctuated between $9.92 and $20.44. The market price of the ordinary shares and the ADSs may fluctuate substantially due to a variety of factors, including:

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

          A significant portion of our assets is comprised of equity securities of publicly and non-publicly traded companies. Our publicly traded subsidiaries are BluePhoenix Solutions Ltd. (formerly known as Crystal Systems Solutions Ltd.), Magic Software Enterprises Ltd., Matrix IT Ltd., Sapiens International Corporation N.V. and Formula Vision Technologies (F.V.T.) Ltd. The stock prices of these publicly traded companies have been extremely volatile, and have experienced fluctuations due to market conditions and other factors which are beyond our control. On June 5, 2006, Sapiens was been notified by the NASDAQ National Market that it fails to comply with the minimum shareholders’ equity requirement for continued listing on the NASDAQ. In connection therewith, Sapiens has been requested to submit a specific plan to achieve and sustain compliance with NASDAQ listing requirements. We cannot assure you that Sapiens will be able to maintain its listing on NASDAQ. The failure to maintain the NASDAQ listing could have a material adverse impact on the share price of Sapiens. Fluctuations in the market price and valuations of our holdings in these companies may affect the value of our assets. In addition, the stock prices of many technology companies fluctuate significantly for reasons that may be unrelated to operating results. If the value of our assets decreases significantly as a result of the above, our business, operating results and financial condition, may be materially and adversely affected.

Future sales of our shares in the public market or issuances of additional securities could cause the market price for our ordinary shares and ADSs to fall.

          As of June 20, 2006, we had 13,200,000 ordinary shares outstanding, of which 442,529 were represented by ADSs. Of the 13,200,000 shares outstanding, 4,731, 521 shares are held by affiliates. If a large number of our ordinary shares held by affiliates are sold in a short period, the price of our ordinary shares would likely decrease.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

          Although we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during 2005, we cannot assure you that we will not be treated as a passive foreign investment company in 2006 or in future years. We would be a passive foreign investment company if 75% or more of our gross income in a taxable year is passive income. We would also be a passive foreign investment company if at least 50% of our assets in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of you will be subject to adverse tax consequences, including having gain realized on the sale of our ordinary shares or ADSs being treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sale proceeds. A decline in the value of our ordinary shares or ADSs may result in our being a PFIC. United States shareholders should consult with their own tax advisors with respect to the United States tax consequences of investing in our ordinary shares.

          For a discussion of how we might be characterized as a PFIC and related tax consequences, see “Item 10.E. Taxation—United States Federal Income Tax Considerations.”

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

          Most of our revenues from sale of our products and services are in dollars and euros or are linked to the dollar or the euro, while a substantial portion of our expenses, principally salaries and related personnel expenses, are in New Israeli Shekels, or NIS. As a result, we are exposed to any of the following risks:

•	that the inflation rate in Israel will exceed the NIS devaluation rate against the dollar or the euro;

•	that the devaluation process will lag behind the NIS inflation timing; or

•	that the euro experiences devaluation against the dollar.

          If any of these occur, the dollar or euro cost of our operations, as well as our financial expenses, would increase. We cannot predict any future trends of the rate of inflation in Israel or the rate of devaluation of the NIS or the euro against the dollar. An increase in our dollar or euro operational cost will adversely affect our dollar-measured results of operations. In addition, our operations could be adversely affected if we are unable to hedge against currency fluctuations in the future. To date, we have not engaged in significant hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS or the euro. However, we cannot assure you that these measures will adequately protect us from material adverse effects arising from the impact of inflation in Israel. For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects—Overview—Our Functional and Reporting Currency”.

Fluctuations in foreign currency values affect the prices of our products, which in turn may affect our business and results of operations.

          Most of our worldwide sales are currently denominated in dollars. A decrease in the value of the dollar relative to foreign currencies, in particular the euro and the new Israeli shekel (NIS) would make our products more expensive and increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets.

Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

          Our headquarters and principal research and development facilities are located in Israel. Although we generate approximately 52% of our revenues from international markets, we are, nonetheless, directly influenced by the political, economic and military conditions affecting Israel. The execution of Israel’s plan of unilateral disengagement from the Gaza Strip and some parts of the West Bank and Hamas’ gaining a majority of the seats on the Palestinian Legislative Council in the elections held recently in the Palestinian Authority, may affect Israel’s security and the stability of the region. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

The tax benefits available to us from government programs may be discontinued or reduced at any time, which would likely increase our taxes.

          Certain of our subsidiaries received grants in the past and receive tax benefits under Israeli government programs, particularly as a result of the “Approved Enterprise” status of certain operations in Israel. “Approved Enterprise” status is granted by the Israeli Investment Center of the Ministry of Industry and Trade and entitles the grantee to a variety of tax incentives. The incentives awarded to certain of our subsidiaries include reduced tax rates and a tax holiday. Certain of our subsidiaries were granted a two year tax exemption, followed by a five year tax reduced tax rate of 25% instead of 34% on income derived from “Approved Enterprise” investment programs. In order to qualify for these incentives, the “Approved Enterprise” is required to provide minimum paid-in-capital (30% of the investment), to show an increase in its export activities, and to meet other general investing criteria. As of June 20, 2006, our subsidiaries have met those criteria and received tax benefits from their “Approved Enterprise” programs, as presented in Note 15 to our financial statements. To maintain the eligibility for these programs and benefits, we must meet the conditions mentioned above. We cannot assure you that these programs and tax benefits will continue at the same level in the future. If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.

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

Capital Expenditures and Divestitures

          Certain of our investment and financing activities are described below. For additional information relating to our investment and financing activities during 2004 and 2005, see “Item 5.B. Liquidity and Capital Resources.”

          Private Placement to FIMGold. In March 2005, we completed a private placement of 2,400,000 Formula shares for a net aggregate consideration of $33.0 million. The shares were issued to FIMGold LP, an entity owned in equal shares by Dan Goldstein and FIMI Opportunity Fund. Concurrently with the closing of the private placement, Dan Goldstein sold to FIMGold LP all of his holdings in Formula and in our subsidiary, Formula Vision Technologies (F.V.T.) Ltd., referred to as Formula Vision. Following these transactions, FIMGold LP holds a 33.3% controlling interest in Formula and approximately 24% interest in Formula Vision.

          Repayment of the Debenture to FIMI and IDB. In December 2005 and April 2006, we repaid to First Israel Mezzanine Investors Ltd., or FIMI, and Israel Discount Bank, or IDB, a debenture in the aggregate principal amount of $4.7 million issued by Formula in 2002.

          Transactions with Formula Vision. In December 2001, in connection with the purchase by Formula Vision of Formula’s interests in certain privately-held companies, Formula Vision issued to Formula a series of debentures of $58.9 million in the aggregate, linked to the Israeli CPI and bearing interest at an annual rate of 5%. Under their terms, the debentures are required to be repaid in five annual installments, subject to adjustments based on the income of Formula Vision during each of the five years. The debentures provide that the payments on account of the debentures plus linkage differences will be no less than 30% and no more than 70% of the income arising from the sale of the transferred companies in any calendar year. “Income” for these purposes is defined as the amounts received by Formula Vision, if any, in consideration for a sale of any of the transferred companies in any given calendar year, less selling expenses, as well as amounts received by Formula Vision from distributions to be made by any of the transferred companies in any given calendar year. Payments to be made on account of the debentures, in any given calendar year, will be no less than 20% of the annual profit as recorded in the financial statements of Formula Vision. Any amounts which remain outstanding will be payable at the end of the 5-year period. In connection with this transaction, we lent to Formula Vision on March 31, 2002 an additional $19.4 million and Formula Vision issued to us an additional series of debentures for this amount, with similar terms as the debentures issued in December 2001.

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

          In December 2005, the general meeting of Formula’s shareholders approved an amendment to the debentures pursuant to which, all repayments under the debentures due in 2005 and 2006 would be deferred to December 31, 2006, provided that the amount of cash and cash equivalents that Formula Vision holds does not exceed the amount of its bank loans. For more information, see “Item 5.B. Liquidity and Capital Resources - Related Party Transactions - Transactions between Us and Formula Vision.”

B.	Business Overview

General

          We are a global IT solutions and services company based in Israel. We are principally engaged in providing software consulting services, developing proprietary software products and providing computer-based business solutions. We currently deliver our solutions in over 50 countries worldwide to customers with complex IT services needs, including a number of “Fortune 1000” companies. We operate in two principal business areas, IT services and proprietary software solutions. Following is a description of our business areas:

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

          We direct the overall strategy of our subsidiaries. While the subsidiaries each have independent management, we monitor the growth of our subsidiaries through the active involvement in the following matters:

•	strategic planning;

•	marketing policies;

•	senior management recruitment;

•	investment and budget policy;

•	financing policies; and

•	overall ongoing monitoring of each subsidiary’s performance.

We promote the synergy and cooperation among our subsidiaries by encouraging the following:

•	transfer of technology and expertise;

•	leveling of human resources demand;

•	combining skills for specific projects;

•	formation of critical mass for large projects; and

•	marketing and selling the group’s products and services to the group’s customer base.

          We, through our subsidiaries, offer a wide range of integrated IT solutions and services, and design, develop and market proprietary software solutions for sale in selected niche markets, both in Israel and worldwide.

          Our Subsidiaries

Matrix

          Matrix IT Ltd., or Matrix, is one of Israel’s leading integration and information technology services companies, according to Dun’s 100 “Israel Largest Enterprises 2005”. Matrix employs over 2,400 software, hardware, integration and training personnel, which provide advanced IT services to more than 500 customers in the Israeli market. Matrix also markets in Israel software and hardware products manufactured by a broad range of international manufacturers.

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

          Software Products. Matrix’s operations in this area include the marketing and assimilation of software products in various categories, mainly customer relationship management (CRM) software products, systems management and service management products, software products for content management, software products for business intelligence (BI), data warehouses and extract/transform/load (ETL), software products for integration, database systems, open-code operating systems, software products for knowledge management, and software development and testing tools.

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

          Training and assimilation. Matrix operates technological training and qualification centers providing advanced professional courses for hi-tech personnel, training and assimilation of computer systems, applications courses and professional training.

          Matrix provides solutions, services and products primarily to the following four market sectors (or verticals): communications and security, banking and finance, industry and trade, and the public sector.

          Matrix offers to each market sector a broad range of solutions and services, customized for the specific needs of that sector. Matrix operates dedicated departments, each of which specializes in a particular sector. Each such department supplies customers in that sector with a product basket providing a response to most of its IT requirements, based on an in-depth business understanding of the challenges which are typical to that sector. Matrix established separate headquarters for each particular market sector, which manages the operations relating to that sector.

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

          Customers

          Matrix’s customers include large enterprises in Israel, such as Israel Electric Company, Social Security, Israeli Defense Force, Mekorot, Amidar, governmental ministries and the Knesset (the Israeli parliament); commercial banks (such as Bank Leumi, Bank Hapoalim, The First International Bank, Discount Bank, United Mizrahi Bank and Igud Bank), loan and mortgage banks (such as Leumi Mortgage Bank), telecommunications services providers (Bezeq, Bezeq International and Barak), credit card companies (Visa, Isracard and Leumicard), leasing companies, insurance companies (such as Harel Hamishmar, Phoenix, Clal, Migdal), security agencies, cellular operators (Cellcom, Orange and Pelephone), satellite operators (YES), hi-tech companies (such as Comverse, Motorola and Amdocs) and media and publishing entities.

Magic

          Magic Software Enterprises Ltd., or Magic, develops, markets and supports composite application development and deployment platforms with a service-oriented architecture (SOA), including application integration and business process management (BPM), with existing and legacy systems. Magic’s products and services are available through a global network of subsidiaries, distributors and software solution providers in approximately 50 countries. Users of Magic’s solutions and technology include tens of thousands of independent software vendors, system integrators and corporations worldwide, supported by an extensive global services organization. In addition to technology, Magic provides its customers with consulting, professional services, and training.

          Magic Core Technology

          Magic embeds at its core a rule based technology, abstracting repetitive and mundane programming chores, and enabling a high degree of agility and flexibility for solutions implemented with Magic’s products.

          Magic’s technology solutions include a comprehensive set of resources and services, offering compliance with the leading architectures and environments. Magic’s products provide platform independence and interoperability.

          With 20 years of experience and millions of users, Magic offers leading composite applications development and deployment tool suites. Using Magic’s technology, customers can implement and migrate to a service oriented architecture, leveraging existing IT assets within new business processes and composite applications, and maximize the return on past and new IT investments.

          Magic delivers the following two complementary products that address the wide spectrum of composite applications:

•         iBOLT Business Integration Suite - a flow oriented composite applications toolset, delivering a comprehensive, business-driven integration framework that empowers enterprises to improve business performance. iBOLT enables customers to easily design, develop and deploy automated business processes, including BPM and BAM. Increasing the usability and life span of existing Legacy and other IT systems, iBOLT allows fast application integration (EAI), development and customization of diverse applications, systems and databases, assuring rapid ROI and time-to-market, increased profitability, and customer satisfaction.

•         eDeveloper - an interactive composite applications toolset, delivering a productive, state-of-the-art technology for developing and deploying Web and client/server applications across and beyond the enterprise. eDeveloper automates the mundane repetitive tasks of the software development cycle - significantly shortening the process; reducing project risk; and minimizing human errors.

          Magic development and integration products empower customers to significantly improve their business performance and return on investments by enabling the affordable and rapid integration of diverse applications, systems and databases to streamline business processes.

          Magic’s technologies adhere to open standards and deliver high levels of portability and scalability, crucial for today’s dynamic business environment, and operate as a uniform application paradigm independent of architecture (Internet, client/server, mobile, LAN/WAN), operating systems (Windows, Linux, UNIX, iSeries), database (DB2, Oracle, Informix, MS SQLServer, Pervasive and others), or platform (.NET, J2EE).

          Enabling Business

          Magic technology and solutions are particularly in demand when time-to-market is critical, budgets are tight, integration with multiple platforms, databases or existing systems and business processes is required, compliance to industry regulations is needed or a high degree of application maintenance and customization is anticipated.

          Magic addresses customers’ critical business need to respond quickly to changing market demands. Magic creates, deploys and maintains robust business solutions with unrivaled productivity and time to results. Magic’s unique development methodology enables developers to create better solutions within a shorter time and with fewer resources.

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

          Strategic Alliances

          Magic forms strategic alliances to help deliver complete solutions to customers. These solutions encompass application integration, development, vertical domain expertise and hardware implementation. Magic maintains strategic alliances with leading vendors, like SAP, IBM, Iway, IDS Scheer and Pervasive Software. Magic’s partnership with SAP, entered into in 2004, focuses on providing a special edition of iBOLT which extends the value of SAP implementations with capabilities such as extended workflows, composite applications, multi-channel access, unlimited interoperability and integration with other systems and platforms, as well as business activity and performance monitoring. In addition, Magic has alliances with system integrators, software and hardware vendors and consulting organizations. These partnerships enable Magic to better serve its customers worldwide.

          Vertical Solutions

          Magic also develops, markets, and supports, through its subsidiaries and affiliates, vertical applications, including long-term care, criminal justice, and multi-facility car and truck rental management solutions.

 —    Healthcare - Advanced Answers on Demand Holding Corp. develops and markets application software targeted at the long-term care industry. This comprehensive solution is designed to meet the management information needs of retirement homes, nursing homes, assisted living facilities, continuing care retirement communities, and home health and rehabilitation agencies.

 —    Cargo handling - Hermes (formerly Magic eCargo) is a comprehensive solution for cargo handling and inventory control that is designed to increase productivity, improve efficiency, and reduce costs. Hermes handles many aspects of a cargo operation including inventory control, automated build-up of flights/manifesting, messaging to CARGO-IMP standards, customs clearance, weight and balance departure control systems, interfacing, scanning and verification of cargo, secured tracking and a comprehensive financial package for all aspects of charging, collecting fees and invoicing.

 —    Rental car leasing - CarPro Systems Ltd. develops, markets and sells CarPro, a solution that includes more than 90% of the functions usually required by multi-facility car and truck rental companies worldwide. CarPro can manage such varied functions as purchasing and selling vehicles, reservations management, leasing and rental arrangements, and fleet control and management.

 —    Banking - Nextstep Infotech PVT Ltd. develops and markets Cheq Mate, a banking application that provides most of the functionality needed to run a retail branch, including support for various deposit types, advances, time deposits, bank guarantees, letters of credit and portfolio management.

 —    Professional Services - CoreTech is an information technology consulting firm offering flexible and creative solutions in the areas of infrastructure design and delivery, application development, technology planning and implementation services, and supplemental staffing.

          Markets and Customers

          Magic markets and sells its products and services in approximately 50 countries worldwide. Industries that are significantly represented in the Magic community base include finance, retail, media, telecommunications, manufacturing, healthcare, and government agencies. Among the tens of thousands of end-users running their business systems with Magic’s technology are the following:

—	Adidas-Solomon	—	Financial Times	—	Minolta
—	Allstate	—	GAP	—	NEC
—	Athlon Group	—	Hitachi	—	Nestle Nespresso
—	Bank of France	—	John Menzies	—	Nintendo
—	Burger King	—	Kodak	—	Philip Morris
—	Chase Manhattan Bank	—	Marconi Mobile	—	State of Washington
—	Club Med	—	Matsushita	—	The United Nations
—	Compass Group PLC	—	McDonalds	—	Victorinox
—	Deka Bank	—	McKesson HBOC	—	Vodafone
—	Fiat	—	Merrill Lynch

BluePhoenix

          BluePhoenix Solutions Ltd., or BluePhoenix (formerly known as Crystal Systems Solutions Ltd.) develops and markets unique enterprise IT modernization solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure and to effectively compete in today’s environment. The combination of BluePhoenix’s comprehensive tools and services with its unique methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets. BluePhoenix’s complete modernization solutions consist of a combination of automated technologies and services that minimize the risk through the whole life cycle of the process. Its solutions are based on technologies for Understanding, Migration, Remediation, and Redevelopment, which allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to adapt to new business demands. In addition, by using BluePhoenix’s technologies, organizations gain the added value of extending their systems to be ready for future demands, such as SOA.

          BluePhoenix’s solution portfolio includes software products, software tools and services that address the most pressing challenges organizations and companies face today. Its modernization solutions are offered to customers in all business market sectors, particularly financial services, banking, insurance and automotive.

          BluePhoenix’s comprehensive enterprise technologies span mainframe, midrange, and client/server computing platforms. BluePhoenix has enhanced its expertise through the successful completion of projects for many large organizations over the past 19 years, establishing its credibility and achieving international recognition and presence. Based on BluePhoenix’s technology and that of its affiliates, BluePhoenix develops and markets software products, tools, and related methodologies. BluePhoenix delivers its tools and methodologies together with training and support in order to provide enterprises with comprehensive solutions, primarily for the modernization of existing IT systems.

          In 1997, BluePhoenix gained international recognition and global presence by introducing its C-MILL conversion tool, which was developed based on BluePhoenix’s generic modernization technology. BluePhoenix delivered C-MILL together with consulting services, training, and support as a comprehensive conversion solution to solve the millennium problem. Until 1999, BluePhoenix derived substantially all of its revenues from the performance of year 2000 conversion projects. In 1999, it began focusing on the development and marketing of new automated software renovation tools.

          BluePhoenix provides its modernization solutions directly and through its strategic partners, such as IBM, EDS, Cook Systems, TEMENOS, Matrix, and TACT. Additionally, from time to time, other IT services companies license its technologies for use in modernization projects in various markets. BluePhoenix’s partners are usually system integrators who assist it in increasing its penetration and exposure in the market. BluePoenix provides solutions to its partners’ customers in collaboration with the system integrator’s team. In most cases, the partners provide related services to the customers. BluePhoenix’s arrangements with its partners vary. It may enter into distribution agreements with its partners under which it grants license rights to its partners or to the partners’ customers, provides related services, or a combination of both. Alternatively, BluePhoenix may enter into subcontractor relationships with its strategic partners.

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

          The EIM market is divided into the following categories: enterprise IT understanding, enterprise IT migration, enterprise IT remediation, and enterprise IT redevelopment. BluePhoenix provides solutions for each market area, as follows:

          Enterprise IT Understanding—These solutions enable companies to make informed strategic decisions regarding the future of their IT systems by automatically capturing multiple levels of operational and development information into a consolidated metadata warehouse. BluePhoenix tools facilitate global assessments and impact analyses of application assets, thus helping reduce costs, streamline working processes, and increase efficiency. Enterprise IT understanding solutions include the following:

•     BluePhoenix™ IT Discovery—This solution provides fast and convenient access to application inventory, dependency, and operational information. This tool performs the complete audit necessary to enable companies to define and analyze all application assets in order to make informed decisions about ongoing modernization activities.

•     BluePhoenix™ LogicMiner—This recovery solution mines COBOL and extracts business rules from the legacy code, thus providing IT departments with the ability to begin a modernization process based on techniques that preserve the functionality of legacy code. LogicMiner increases a system’s manageability, while eliminating rules that no longer apply to current business procedures.

          Enterprise IT Migration—These solutions enable companies to consolidate and eliminate a wide range of legacy hardware and software through automated migration of applications, databases, platforms, programming languages, and data. These tools help to reduce costs and resources, and minimize reliance on proprietary technology, sunset products, and dwindling skill sets. The SOA-ready solution is provided as a post-migration service, allowing customers to extend their development environment by providing access to mainframe systems through Web services protocols, making legacy systems appear as modern systems. Enterprise IT Migration solutions include the following:

•     BluePhoenix™ DBMSMigrator—An automated migration tool that converts applications from nonrelational databases, such as IDMS, ADABAS, IMS, and VSAM, to relational databases, such as DB2, Oracle, and SQL Server. The tool performs automated conversions that provide companies with fully functional compliance for source and target applications and minimal application, functional, and logical program flow changes.

•     BluePhoenix™ PlatformMigrator—An automated migration tool that converts a range of platforms, including VSE, MVS, and Bull GCOS, and can be customized to fit the unique IT configuration and business rules of each customer site. The tool converts platforms to a pure, native installation so that programs are not required to run under emulation or through translation techniques.

•     BluePhoenix™ Rehosting—Organizations implement mainframe rehosting in order to reduce the ongoing costs of existing legacy CICS and batch applications. Rehosting leverages the strength and investment of older COBOL applications while taking advantage of new, cost-efficient hardware and open operating system environments such as Linux, Unix, Windows, J2EE, and .NET.

•     BluePhoenix™ LanguageMigrator—An automated migration tool for converting COBOL and 4GLs (fourth generation languages) such as ADSO, Natural, Mantis, and PowerBuilder to COBOL and Java/J2EE. This reliable, time-efficient, and comprehensive solution enables site-wide installation, simultaneous testing, and implementation of batch programs.

•     BluePhoenix™ DataMigrator—A Windows-based tool for migrating data between various data system environments. Coupled with a step-by-step proven methodology, the tool provides a fully structured but still versatile automated data migration process. DataMigrator enables full control of source and target data definitions resulting in consistent, accurate, highest quality target data with no data loss, and efficient utilization of available resources.

•     BluePhoenix™ WS4Legacy—This post-migration, SOA-ready enabling service extends the useful life of valuable legacy applications that run on historic mainframe platforms by allowing them to be easily reused in a modern Web-centric environment. The WS4Legacy comprehensive solution provides Web services and Web clients for legacy applications.

          Enterprise IT Remediation—These solutions enable companies to extend the life of their existing IT systems by quickly adapting to new regulatory changes and business requirements. These automated tools can be easily customized to fit any IT environment and corporate need, including data field adjustment, IT standardization, and system consolidation. Enterprise IT remediation solutions include the following:

•     BluePhoenix™ FieldEnabler—New business decisions or regulatory requirements often require companies to make changes that impact a wide range of system components. These include field adjustments that involve changes in the type, length, and structure of a database or program field, such as expanding a dealer code. FieldEnabler is a rule-based tool that enables a step-by-step, comprehensive process for making these kinds of modifications across an enterprise in a reliable and time-efficient manner.

•     BluePhoenix™ StandardsEnabler—A highly automated solution for reliably facilitating system consolidation into a single set of naming standards. Since all resources being converted must be changed in parallel, the large task of manually standardizing the naming of system components is not practical. Our tool provides an automated solution addressing this problem.

• BluePhoenix™ COBOL/LE-Enabler—A highly automated solution that facilitates the migration of COBOL code from non-LE compliant environments to LE compliant environments.

•     BluePhoenix™ EuroEnabler—A highly automated solution that enables the transformation of applications to be euro compliant. EuroEnabler fully preserves system and data integrity and helps to maintain existing levels of system application development and maintenance throughout the process.

          Enterprise IT Redevelopment—These solutions enable companies to mine existing applications by extracting business rules, data flows, and data models, and then reusing the proven code base to create more flexible Java/Web-based applications. BluePhoenix tools help reduce maintenance costs and resources and application development time-to-market. Enterprise IT redevelopment tools include the following:

•     BluePhoenix™ AppBuilder—BluePhoenix’s primary redevelopment legacy environment has been used for managing, maintaining, and reusing the complicated applications needed by large businesses. It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily on legacy systems. Enterprises using AppBuilder can build, deploy, and maintain large-scale custom-built business applications for years without being dependent on any particular technology until they cease using their legacy infrastructure.

•     BluePhoenix™ ReBuilder—Based on AppBuilder, ReBuilder transforms legacy COBOL programs into service oriented applications deployed on the latest platforms. The resulting application conforms to industry standards and is written in clean, maintainable source code. This conformance to standard architectures, such as full object-orientation and Web services, is a key differentiator in the ReBuilder approach when compared to more common migrations. Instead of using the common approach where each line of COBOL source code is translated to one or more statements in the target language (known as 1-1 approach), ReBuilder uses a model based approach. ReBuilder develops a platform independent model from platform specific models of legacy COBOL applications identified by BluePhoenix LogicMiner. This platform independent model may then be extended to meet new business requirements. Finally the application is generated to J2EE, .NET, or COBOL.

•     Visual MainWin® for the Unix and Linux platforms (formerly MainWin)—Visual MainWin® for the Unix and Linux platforms is an application-porting platform that enables independent software vendors to develop applications in Visual C++ and deploy them natively on Unix and Linux without the investment that is usually associated with designing and developing a new source code base for Unix platforms.

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

          BluePhoenix believes that following the Liraz acquisition, BluePhoenix became a leading global player in the enterprise IT modernization market by utilizing its combined broad technology offering and its worldwide marketing capabilities. With 12 offices in 10 countries, five full service delivery centers, and representatives, BluePhoenix provides its products and services worldwide.

          Customers

          BluePhoenix provides its modernization solutions directly or through its strategic partners, such as IBM, EDS, Cook Systems, TEMENOS, Matrix, and TACT. Additionally, from time to time, other IT services companies license the technologies for use in modernization projects in various markets. BluePhoenix customers include, among others:

 •     In the financial services sector - Banca Carige S.p.A., Citibank , Credit Suisse, Fidelity International Resource Management, Rabobank Netherland BV, Rural Servicios Informaticos (Spain), SDC Udvikling (Denmark) and Temenos Group;

 •     In the insurance sector. - DesJardins General Insurance Group Inc., Europe Assistance, Friends Provident Management Services Ltd, Legal and General Resources, Mutual of America, Scottish Equitable Plc.

 •     In other industries - Ansys Inc. Canonburg, Altera Corporation, Business Objects Corp., Commonwealth of Australia represented by the Department of Immigration and Multicultural and Indigenous Affairs, Computer Associates Islandia, CSC Denmark A/S, Daimler Chrysler AG, Erhervs-og Selskabsstyrelsen, Fudicia Informationszentrale AG, Global Exchange Services Inc., Group One/Sagent Technology, Lawson Products, Mentor Graphics Corporation, Ministry of Defense (Israel).

Sapiens

          Sapiens International Corporation N.V., or Sapiens, is a global provider of IT solutions that modernize business processes to enable insurance and other leading companies to quickly adapt to changes. Sapiens’ solutions, sold as customizable software modules, align IT with business demands for speed, flexibility and efficiency. Sapiens’ solutions are supplemented by its technology, methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. Sapiens’ solutions include scalable insurance applications developed for leading organizations such as AXA, Norwich Union, Liverpool Victoria, OneBeacon, Fortis, Principal Financial Group, Prudential, Abbey National, ING, Occidental Fire & Casualty and Menorah Insurance in Israel. Sapiens’ service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve their business objectives.

          Sapiens’ core technology, Sapiens eMerge™, is a rules-based application development suite which enables rapid solution development for complex mission-critical enterprises to deliver new functionality, achieve legacy modernization and enterprise application integration. The primary building block of Sapiens’ solution offerings is Sapiens eMerge™, Sapiens’ business rules engine. The use of Sapiens eMerge™ reduces the complexity of programming so that new applications and modifications of existing ones can be produced in a much shorter time than through conventional programming.

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

          Sapiens markets its solutions globally through its direct sales force and through marketing alliances with global IT providers, such as IBM Corporation and Electronic Data Systems Corporation. Sapiens is an “Advanced Partner” of IBM and works with IBM on solutions, joint development, testing, validation and marketing. Through this and other business alliances, Sapiens has developed extensive knowledge in mainframe and mid-range systems, including CICS, DB2, MQSeries and the WebSphere e-business platform. Sapiens is also a member of IBM’s insurance application architecture (IAA) group and the ISV advantage program for the small and medium business insurance market segment.

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

Formula Vision

          Formula Vision Technologies (F.V.T.) Ltd. is a managing holding company, guiding a group of IT companies with innovative, proprietary technologies and solutions targeting international markets. Formula Vision holds a controlling interest in some of the companies and a minority interest in other members of the Formula Vision group.

          Formula Vision’s affiliated companies provide IT solutions for diversified sectors, including telecom and broadcast, airports, travel, insurance, retail, customer relations management, 3D-modeling, predictive modeling applications for Web-based systems, legacy mainframe and mobile networks. Formula Vision provides its subsidiaries and affiliated companies with guidance and support at all levels – management, strategy, technology, marketing, business intelligence and finance.

          Formula Vision’s companies have built their success on a solid customer base and strategic partnerships with “Fortune 500” multinationals, systems integrators, and service and solution providers worldwide, such as IBM, Oracle, Sun, Cap Gemini Ernst & Young, Lockheed Martin and Microsoft.

          Formula Vision’s principal affiliated companies include:

Babylon

          Babylon is the leading provider of single-click translation and information access solutions. Babylon version 6 is desktop software available for private individuals as well as corporations. Babylon also offers add-on premium content from world-renowned dictionary publishers, including Oxford University Press, Britannica, Merriam-Webster, Larousse, Vox, Langenscheidt, Pons, Van Dale, Melhoramentos, and Taishukan. Babylon 6 offers single-click results from Wikipedia encyclopedia in 9 languages.

          The Babylon-Pro user base exceeds 35 million desktop installations. Babylon corporate customers include industry leaders such as Avnet, BASF, Daimler Chrysler, Ericsson, Ernst & Young, Fujitsu Siemens, Gillette/Braun, IBM, John Deere, Lufthansa, Motorola, Nestlé France, Océ, Petrobras, Philips, UBS and Xerox.

          Babylon has leveraged its patented technology in Babylon-Enterprise. Babylon-Enterprise is an information delivery system that gives users instant access to information from enterprise applications and data sources. Babylon-Enterprise integrates easily and improves productivity in any IT environment. Babylon-Enterprise gives users one-click access to enterprise information from ERP, CRM, HRM and other enterprise information systems. With a second click, users can immediately drill-down to the data in its source application.

          Babylon-Enterprise users spend less time looking for information and make greater use of existing enterprise information systems, giving businesses a strong return on the costs and efforts already invested in information systems. Babylon-Enterprise works within any Windows application, and enables both online and offline access to information in a single click.

FIS

          FIS Software Ltd. is dedicated to developing and delivering global package-based solutions that enable life and pension companies to run their businesses more efficiently, and respond to territorial legislation and regulations. FIS’ solutions are based on ALIS, FIS’ flagship product. ALIS is a single packaged, comprehensive and modular software platform that incorporates all activities along the policy lifecycle and enables insurers to manage life insurance, pensions and investment products, for individual and group customers in line with the territorial legislation and regulations. Founded in 1984, FIS established its international business in 1999 and currently employs 360 insurance domain experts and IT software professionals across offices in the UK, France, Spain, Israel, and Australia.

          FIS’ customers include AXA, Unum Provident, CNP Assurances, Prevoir, Swiss Life, Scottish Widows, Scottish Equitable, Bright Grey, The Pearl Group, Ethiniki, Prefsure, Clal and Eliahu. FIS also has a number of strategic partnerships with leading systems integrators and consulting firms such as IBM.

Formula Telecom Solutions

          F.T.S. - Formula Telecom Solutions Ltd., a publicly traded company on the AIM stock exchange, is a leading global provider of billing and CRM solutions for service and content providers and the telecom industry. With customers in 40 countries, FTS delivers end-to-end and modular solutions to traditional operators and to providers of the world’s most advanced next-generation services. The FTS track record of successfully implementing complex projects enables customers to keep up with the ever-changing requirements of the industry. Combining on-time, on-budget project delivery with the extensive resources of the Formula Group, FTS is a CRM and billing one-stop shop.

          FTS’s customers include Freenet.de, The MTN Group, Comverse, MobilTel, Cross-Israel Road No. 6 – Israel’s National Toll Road, Cameroon Telecom - Camtel and MDC Velcom.

GigaSpaces

          GigaSpaces provides innovative, high-performance infrastructure software solutions that deliver dynamic scalability for high-volume transactional applications, without the overhead and complexity inherent in traditional multi-tier development and deployment environments.

          Its award-winning solutions have been adopted across multiple vertical industries and are used by companies such as Nortel, Societe Generale, Hutchison 3G, Virgin Mobile and FXall for mission-critical applications, where the need for extreme performance, reliability and scalability necessitates an alternative to traditional tier-based architectures.

          GigaSpaces was founded in 2000 and has offices in New York, London and Israel. GigaSpaces is a privately held company, funded by BRM Capital, Formula Vision and Intel Capital.

          GigaSpaces’ Enterprise Edition provides application developers with a vastly simplified infrastructure for developing and deploying dynamic, linearly-scalable applications in order to meet the exponential increase in transaction volumes of high-performance, business-critical systems. This new version removes, in a single platform, all the middleware bottlenecks associated with data access, data processing, and data distribution. Moreover, GigaSpaces’ product architecture allows application programmers to write their business logic once and effectively and transparently scale the application linearly and on-demand across any number of machines.

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

          IDIT’s customers include AON International, Groupama, Delta Lloyd and Winterthur.

SintecMedia

          Sintec Media Ltd. is a developer and manufacturer of broadcast management systems. Sintec Media’s product, OnAir, is an all-in-one software system designed to meet the rapidly changing management needs of broadcasters. OnAir is intended for small stations, as well as entire networks and station groups, operating multi-channels over multiple regions and time zones. OnAir features a set of powerful sales and content-inventory tools that increase efficiency and raise profits.

          Sintec Media’s customers include the BBC, Canadian Broadcasting Corporation (CBC), UKTV, Fox, NewsCorp, and Times of India.

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

          Transtech’s innovative ground surveillance system addresses the industry’s needs by enhancing airport safety and accommodating increased capacity. The system overcomes the limitations and problems inherent in traditional surveillance systems using technologies based on unique radar and optical sensors. Transtech’s systems have been installed in various airports, including JFK Airport, New Denver Airport, Beijing Airport, New Bangkok Airport and San Paolo Airport.

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

          The following table summarizes our revenues by operating segments for the periods indicated:

	Software Services	Proprietary Software Products	Total

Year ended December 31,	$ thousands

2005	274,901	231,470	506,371

2004	227,262	229,348	456,610

2003	196,782	170,048	366,830

          The following table summarizes the revenues from our IT products and services by geographic regions of our customers, for the periods indicated:

	Year ended December 31,

	2005	2004	2003

	$ thousands

Israel	245,109	213,020	171,108

International:

United States	105,340	106,849	93,695

Other (includes various countries, mainly in Europe)	155,922	136,741	102,027

	261,262	243,590	195,722

Total	506,371	456,610	366,830

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

          BluePhoenix’s principal competitors consist of system integrators, offshore outsourcers, and tool vendors, including leading software developers, who enable customers to replace or modernize their legacy systems. Major system integrators in the market include IBM, Accenture, Capgemini, and EDS. IBM has established legacy modernization as a strategic pillar of its long-term application development strategy. IBM has a specific, dominant advantage in the underlying application development infrastructure associated with many legacy environments (predominantly IBM mainframes) and it has a large service capability. BluePhoenix cooperates with some of these system integrators in providing specific solutions. Although all of them provide solutions for the modernization of enterprise systems, each player focuses on different niches. Major offshore outsourcers in the market include TCS (Tata Consulting Services), WIPRO, Patni, and Infosys.

          In addition, BluePhoenix faces competition from niche companies operating in each of the four principal areas of the enterprise IT modernization market. For example, Micro Focus International markets its solutions to the COBOL market, Most Software Technologies addresses the ADABAS/Natural arena, and other competitors focus on collecting sufficient information about application portfolios to enable improved working processes. Other solution developers provide legacy and distributed repository solutions that are important for a variety of modernization processes.

          Sapiens’ competitors in the market for solutions offered to the insurance industry fall into several categories. Examples of competitors are: CSC, SOLCORP, Fineos, SAP, SunGard Sherwood, Navisys, FIS, ePolicy Solutions, InsureWorx, OneShield, Ascendant One, Insurity, The Innovation Group, Duck Creek and AQS in the United States; Unisys, SunGard Sherwood and RebusIs in the United Kingdom; Falmeyer (FJA) and COR AG Insurance Technologies in Germany. Examples of large integrators in the insurance field are Electronic Data Systems and CSC (companies that also have customer or alliance relationships with Sapiens in other fields). An example of a competitor that is a local integrator is Ness Technologies in Israel.

          Sapiens’ competitors in the business rule engines and management marketplace include include Fair-Isaac (Blaze), Pegasystems, ILOG, Computer Associates, Haley, Corticon, Versata, SoftLaw and ESI.

          FIS’s principal competitors are CSC, Sunguard, Unisys, TIA (The Insurance Application), Aquila, Fineos Corporation, and RebusIS.

          FTS’s principal competitors are Amdocs Ltd., Convergys Corp., CSG Systems International Inc., Portal Software Inc., Intec Telecom Systems PLC and LHS Group Inc. (formerly known as the SchlumbergerSema Group).

          GigaSpaces’ competitors are distributed caching vendors such as Gemstone and Tangosol, as well as compute-grid vendors such as DataSynapse and Platform Computing.

          IDIT’s principal competitors are CSC, CGI, TIA (The Insurance Application), Alice and Accenture.

          Sintec Media’s main competitors are Harris, Pilat Media and in-house solutions.

          Transtech’s competitors in the area of airfield lighting control and monitoring systems are Siemens and Honeywell. Transtech’s competitors in the area of ground surveillance systems are Raytheon, Northrop Grumman, Thales, Alenia Marconi, Sensis and HITT.

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

C.	Organizational Structure

          Formula is the parent company of the Formula Group.

          The following table presents certain information regarding the control and ownership of our significant subsidiaries, as of June 27, 2006.

Subsidiary	Country of Incorporation	Percentage Of Ownership

Matrix IT Ltd.	Israel	50.03%

Magic Software Enterprises Ltd.	Israel	50.11%

BluePhoenix Solutions Ltd.	Israel	59.43%

Sapiens International Corporation N.V.	Netherlands Antilles Islands	59.81%

nextSource Inc.	United States	100.00%

Formula Vision Technologies (F.V.T.) Ltd.	Israel	57.24%

          The ordinary shares of BluePhoenix, Magic and Sapiens are traded on the NASDAQ National Market and on the TASE, and the ordinary shares of Matrix and Formula Vision are traded on the TASE.

D.	Property, Plants and Equipment

          Our corporate headquarters, as well as the research and development and sales and marketing headquarters of a majority of our subsidiaries, are located in Herzlia, Israel. We lease approximately 70,000 square feet of office space in Herzlia, pursuant to a lease which expires on October 31, 2009. Several of our subsidiaries lease approximately 85,000 square feet of office space in another building in Herzlia pursuant to leases ending in December 2006, with an option to extend for an additional 24 or 48 months. We also lease approximately 160,000 square feet of office space in several other locations in Israel.

          We own a 38,590 square feet facility in Or-Yehuda, Israel used for office space of Magic.

          In addition, Sapiens leases approximately 50,000 square feet of office space in Rechovot, Israel and several of our subsidiaries lease approximately 184,000 square feet of office space and sales and support premises in the United States, Europe and Asia.

          The aggregate amount we paid pursuant to our lease agreements in 2005 was approximately $15.7 million.

          We believe that our properties are adequate for our present uses. If in the future we require additional space to accommodate our growth, we believe that we will be able to obtain this additional space without difficulty and at commercially reasonable prices.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

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

          In March 2005, we completed a private placement of 2,400,000 Formula shares for aggregate consideration of $33.0 million. The shares were issued to FIMGold LP, an entity owned in equal shares by Dan Goldstein, our chief executive officer and chairman of the board, and FIMI Opportunity Fund (which is managed by a company in which our directors, Ishay Davidi and Yarom Oren serve as officers).

          In June 2005, we distributed to our shareholders a cash dividend of approximately $4 per share. The aggregate amount distributed by Formula was approximately $50.2 million.

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

          Our functional and reporting currency

          Formula and some of our subsidiaries operate primarily in the economic environment of the New Israeli Shekel (NIS). The functional currency of our other subsidiaries is the dollar. We have elected to use the dollar as our reporting currency.

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

          We recognize revenues from projects billed on a time and material basis, based on SOP 81-1 “Accounting for Performance of Construction - Type and Certain Production - Type Contracts”, using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provision for estimated losses on uncompleted contracts is made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2005, no such estimated losses were identified.

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

          Capitalized software research and development costs

          Development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined by our subsidiaries when detailed program design is completed and verified in accordance with the provisions of the FASB Statement of Financial Accounting Standards No. 86 (SFAS 86). Software development costs incurred by our subsidiaries before technological feasibility is established are charged to the statement of operations as incurred net of participation of the Office of the Chief Scientist (OCS). Our subsidiaries’ policy on capitalized software costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as development expense or capitalized costs. Our subsidiaries’ management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization. Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is computed by the straight-line method, over the remaining useful life of the product, or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. Currently, amortization is computed by the straight-line method over a period of 3 to 5 years. Our subsidiatries’ failure to accurately predict the useful life of capitalized software could cause a one-time amortization, which could adversely affect our operating results.

          Impairment of goodwill and intangible assets

          Our business acquisitions resulted in goodwill and other intangible assets. We periodically evaluate our goodwill, intangible assets, and investments in affiliates for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses and investments.

          In accordance with FASB Statement of Financial Accounting Standards No. 142 “Goodwill and Other intangible Assets” (SFAS 142), effective January 1, 2002, indefinite life intangible assets and goodwill are not amortized but rather subject to annual impairment testing.

          Goodwill and intangible assets are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short term and long term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets. These write downs, if any, may have an adverse affect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired.

          The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of the reporting unit for the purpose of our annual or periodic analysis, we make estimates and judgments about the future cash flows of that reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting units. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

A.	Operating Results

          Years Ended December 31, 2004 and 2005

          Revenues. Revenues increased 11% from $456.6 million in 2004 to $506.4 million in 2005. Revenues from the two categories of our operation were as follows: Revenues from the delivery of software services increased 21% from $227.3 million in 2004 to $274.9 million in 2005. This increase was attributable to the growth in Matrix’s and nextSource’s revenues due to an increased demand for their services. Revenues from the sale of proprietary software solutions in 2005 were relatively at the same level as in 2004, $231.5 million and $229.3 million, respectively. This was due to an increase in Formula Vision revenues which was offset by a decrease in Sapiens and Magic revenues. BluePhoenix’s revenues remained relatively the same in 2004 and 2005.

          Cost of Revenues. Cost of revenues consists primarily of wages and related expenses and hardware and other materials costs. Cost of revenues increased 17% from $285.0 million in 2004 to $333.5 million in 2005. As a perecentage of revenues, cost of revenues increased from 62% in 2004 to 66% in 2005. The increase was caused primarily by an increase in sales of our software services, which are generally characterized by a lower gross margin than sales of proprietary software solutions. Cost of revenues for proprietary software solutions increased 7.6% to $113.4 million in 2005 from $105.4 million in 2004, primarily due to the increase in the cost of revenues of Formula Vision. Cost of revenues for software services increased 23% from $179.6 in 2004 to $220.2 million in 2005, primarily due to the increase in the cost of revenues of our subsidiaries Matrix and nextSource.

          Software Development Costs, net. Software development costs consist primarily of wages and related expenses and, to a lesser degree, consulting fees we pay to independent contractors engaged in research and development. Software development costs, net, consist of software development costs, gross, less capitalized software costs. Software developments costs, gross, in 2005 and 2004 were $40.1 million and $40.4 million, respectively. In 2005, we capitalized software costs of $17.7 million compared to $15.4 million in 2004. Capitalization of software costs in 2005 was attributable to our proprietary software solutions subsidiaries. Software development costs, net, decreased from $25.0 million in 2004 to $22.4 million in 2005. As a percentage of revenues, software development costs, net decreased from 5.5% in 2004 to 4.4% in 2005. The decrease in software development costs was attributable primarily to the cessation of consolidation of Transtech during 2005 which resulted in a decrease in software development costs of Formula Vision which had research and development expenditures of $6.5 million. Amortization of capitalized software costs were $12.8 million in 2005 and $10.1 million in 2004, which amounts were included in cost of revenues.

          Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, severance and related expenses, travel expenses, selling expenses, rent, utilities, depreciation, amortization and professional fees. Selling, general and administrative expenses increased from $128.5 million in 2004 to $133.0 million in 2005. As a percentage of revenues, selling, general and administrative expenses remained relatively the same in 2004 and 2005. The increase in selling, general and administrative expenses was primarily attributable to an increase in selling, general and administrative expenses of Matrix and Magic which was offset by a decrease in selling, general and administrative expenses in Formula Vision and Sapiens.

          Restructuring Costs. Restructuring costs in 2005 were $1.5 million and were primarily attributable to restructuring activities of Sapiens and Magic which had restructuring costs of $1.1 million and $342,000, respectively. The restructuring costs of Sapiens resulted from the lay-off of approximately 40 employees.

          Operating Income. Our operating income decreased from $18.1 million in 2004 to $15.9 million in 2005. The operating income in 2005 is attributable to the improvement in the operating results of our subsidiaries, and in particular Matrix which had operating income of $17.0 million, Formula Vision which had operating income of $5.2 million and our privately held subsidiary nextSource. BluePhoenix’s operating income in 2005 was $4.0 million. The improvement was offset by the operating loss of $4.2 million of Magic and the operating loss of $5.5 million of Sapiens. The operating income in 2004 was attributable to the improvement in the operating results of our subsidiaries, in particular Matrix which had operating income of $15.5 million and BluePhoenix which had operating income of $3.5 million. This improvement was partially offset by the operating loss of $1.7 million of Formula Vision.

          Financial Expenses, net. Financial expenses, net increased from $8.9 million in 2004 to $9.2 million in 2005. Financial expenses, net, is influenced by various factors, including our cash balances, loan balances, changes in the exchange rate of the NIS against the dollar, changes in the exchange rate of the dollar against the euro and changes in the Israeli CPI. This increase resulted from interest expenses incurred by our subsidiaries, and in particular, Matrix, BluePhoenix, Sapiens and Formula Vision, due to higher interest rates and higher loan balances.

          Other Expenses, net. Other expenses, net in 2005 and 2004 were $820,000 and $332,000, respectively.

          Gain on Realization of Shareholdings. Gain on realization of shareholdings in 2005 was $4.1 million compared to $8.9 million in 2004. Gain on realization of shareholdings in 2005 was attributable to the sale of a portion of the shares of Matrix in the open market which resulted in gain to Formula of $1.7 million, and gain from a decrease in our shareholding in Matrix due to the conversion of Matrix debentures into shares by third parties which resulted in gain to Formula of $1.6 million. In addition, gain on realization of shareholdings in 2005 included gain of $988,000 of Formula Vision due to a decrease in its shareholdings in its subsidiary FTS which issued shares to the public. Gain on realization of shareholdings in 2004 was attributable to the sale of a portion of the shares of Magic, Matrix and Formula Vision in the open market which resulted in gain to Formula of $1.1 million, $3.6 million and $383,000, respectively. In addition, gain on realization of shareholdings in 2004 included gain from realization of unrealized gains in Matrix of $2.8 million and a gain of $651,000 in Formula Vision due to a decrease in its shareholdings in its subsidiary Babylon.

          Taxes on Income. Taxes on income in 2005 were $5.2 million compared to $4.6 million in 2004. The increase in taxes on income in 2005 was mainly attributable to the increase in taxes of Sapiens which had $1.8 million of income tax. This increase was partly offset by a decrease in taxes of Formula Vision.

          Company’s Equity in Results of Affiliates, net. Our equity in losses of affiliates, net were $3.1 million in 2005 compared to $2.5 million in 2004. Our equity in losses of affiliates, net relates primarily to affiliates of Formula Vision.

          Minority Interest, net. Minority interest, net, includes the minority interest in companies which are not wholly owned by the Formula Group during each of the periods indicated. Minority interest in profits of subsidiaries in 2005 was $1.5 million compared to $2.5 million in 2004. This decrease in minority interest, net is attributable to the net loss of Sapiens, Magic and Formula Vision which had net loss of $9.1 million, $4.6 million and $9.1 million, respectively. These losses were offset by the increase in the net profit of Matrix which had net income of $11.3 million, and nextSource.

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

          Cost of Revenues. Cost of revenues increased 24% from $230.5 million in 2003 to $285.0 million in 2004. As a percentage of revenues, cost of revenues remained relatively the same in 2003 and 2004. Cost of revenues for proprietary software solutions increased 37% to $105.4 million in 2004 from $76.9 million in 2003, primarily due to the consolidation of Formula Vision which had cost of revenues of $31.5 million in 2004. This increase was slightly offset by a decrease in Sapiens’ cost of revenues. Cost of revenues for software services increased 17% from $153.6 million in 2003 to $179.6 million in 2004, primarily due to the increase in the cost of revenues of our subsidiaries Matrix and nextSource.

          Software Development Costs, net. Software developments costs, gross, in 2004 and 2003 were $40.4 million and $27.6 million, respectively. In 2004, we capitalized software costs of $15.4 million compared to $10.2 million in 2003. Capitalization of software costs in 2004 was attributable to our proprietary software solutions subsidiaries. Software development costs, net, increased 44% from $17.4 million in 2003 to $25.0 million in 2004. As a percentage of revenues, software development costs, net increased from 4.7% in 2003 to 5.5% in 2004. The increase in software development costs was attributed primarily to the consolidation of Formula Vision which had research and development expenditures of $9.7 million in 2004. The increase was partially offset by a decrease in the research and development expenditures of Sapiens and Magic of $1.0 million and $930,000, respectively. Amortization of capitalized software costs were $10.1 million in 2004 and $8.1 million in 2003, which amounts were included in cost of revenues.

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

          Other Expenses, net. Other expenses, net in 2004 and 2003 were $332,000 and $90,000, respectively.

          Gain on Realization of Shareholdings. Gain on realization of shareholdings in 2004 was $8.9 million compared to $2.8 million in 2003. Gain on realization of shareholdings in 2004 was attributable to the sale of a portion of the shares we hold in Magic, Matrix and Formula Vision in the open market which resulted in a gain to Formula of $1.1 million, $3.6 million and $383,000, respectively. In addition, gain on realization of shareholdings in 2004 included gain from realization of unrealized gains in Matrix of $2.8 million and a gain of $651,000 in Formula Vision due a decrease in its shareholdings in its subsidiary Babylon. Gain on realization of shareholdings in 2003 was primarily attributable to the sale of a portion of Magic shares in the market which resulted in gain to Formula of $722,000, gain from a decrease in our shareholdings in Matrix due to the issuance of Matrix shares to former shareholders of New Applicom Ltd. and the issuance of Matrix shares to the shareholders of an acquired company resulting in gain of $1.1 million, the sale of Matrix warrants in the market which resulted in gain of $300,000 and the sale of Level 8 shares by BluePhoenix which resulted in gain of $376,000 to BluePhoenix.

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

Impact of Inflation and Currency Fluctuations on Results of Operations

          Most of our revenues from sale of our products and services are in dollars and euros or are linked to the dollar or the euro, while a substantial portion of our expenses, principally salaries and related personnel expenses, are in New Israeli Shekels, or NIS. As a result, we are exposed to any of the following risks:

•	that the inflation rate in Israel will exceed the NIS devaluation rate against the dollar or the euro;

•	that the devaluation process will lag behind the NIS inflation timing; or

•	that the euro experiences devaluation against the dollar.

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

          Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation of NIS against the US$	Devaluation of euro against the US$
	%	%	%
2003	(1.9)	(7.6)	(17.0)
2004	1.2	(1.6)	(7.4)
2005	2.4	6.8	13.3

Political, Economic and Military Conditions in Israel

          Our headquarters and principal research and development facilities are located in Israel. Although we generate approximately 52% of our revenues from international markets, we are, nonetheless, directly influenced by the political, economic and military conditions affecting Israel. The execution of Israel’s plan of unilateral disengagement from the Gaza Strip and some parts of the West Bank and Hamas’ gaining a majority of the seats on the Palestinian Legislative Council in the elections held recently in the Palestinian Authority, may affect Israel’s security and the stability of the region. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

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

          Cash

          At December 31, 2005 we had cash and cash equivalents and short-term investments of $118.0 million and at December 31, 2004, we had cash and cash equivalents and short-term investments of $146.3 million. At December 31, 2005, we had indebtedness to banks of $158.2 million, of which $105.4 million was current liabilities and $52.7 million was long-term liabilities. At December 31, 2004, we had indebtedness to banks and others of $146.3 million, of which $107.0 million was current liabilities and $17.8 million was long-term liabilities.

          Formula has entered into credit facilities with several banks, pursuant to which Formula may borrow from time to time, on a short-term and long-term basis, up to an aggregate of approximately $51.7 million. Formula’s loan agreements contain a number of conditions and limitations on the way in which Formula can operate its business, including limitations on its ability to raise debt and sell assets. The loan agreements also contain various covenants which require Formula to maintain certain financial ratios related to shareholders’ equity and operating results.

          Some of Formula’s assets are pledged to banks. These assets include certain of our shareholdings in Matrix, BluePhoenix and Magic.

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

          Cash flow provided by operating activities in 2005 was $6.3 million compared to cash flow provided by operating activities of $17.8 million in 2004.

          Financing activities

          Cash flow provided by financing activities in 2005 was $3.2 million compared to cash flow used in financing activities of $12.1 million in 2004. This was mainly the result of the following transactions:

          In March 2005, we completed a private placement of 2,400,000 shares of Formula for an aggregate consideration of $36 million.

          In June 2005, we distributed to our shareholders a cash dividend of approximately $4.0 per share. The aggregate amount distributed by Formula was approximately $50.2 million.

          In June 2005, we repaid the outstanding amount of the debentures issued by us to the public in Israel in May 2002. The aggregate amount repaid by us to the debenture holders was $14.9 million.

          In 2005, Formula and certain of our subsidiaries received long term loans of approximately $51.2 million from banks, of which $30.4 million were received by Formula, $7.0 million by BluePhoenix and $13.5 million by Matrix.

          In 2005, our subsidiaries repaid long term loans to banks and others of approximately $19.6 million of which $7.5 million were repaid by Matrix, $9.7 million by Sapiens and $1.8 million by Formula Vision.

          In 2005, FTS, a subsidiary of Formula Vision, consummated a public offering of its shares at the AIM, the London Stock Exchange. The net proceeds to FTS were $5.3 million.

          In 2005, Matrix distributed to its shareholders a cash dividend in the aggregate amount of approximately $8.9 million, of which $4.5 million was received by Formula.

          In 2005, certain of Formula Vision’s subsidiaries distributed to their shareholders cash dividends in the aggregate amount of $6.2 million, of which approximately $3.5 million were distributed to the minority shareholders.

          In 2004, our subsidiaries issued shares to minority shareholders resulting in aggregate gross proceeds of $4.4 million, of which $1.6 million was received by Sapiens, $1.2 million by Magic and $1.5 million by Matrix.

          In March 2004, BluePhoenix completed a $5 million private placement of convertible debentures and warrants to institutional investors.

          Recent financing activities

          In April 2006, we repaid the outstanding amount of the debentures issued by us to FIMI and IDB. The aggregate amount repaid by us was approximately $3.6 million.

          In March 2006, BluePhoenix completed a $3 million follow-on private placement of convertible debentures and warrants to certain institutional investors, who previously invested in BluePhoenix in 2004.

          In February 2006, BluePhoenix completed a public offering in Israel of convertible debentures convertible into BluePhoenix ordinary shares, resulting in gross proceeds to BluePhoenix of approximately $11.5 million.

          Investment activities

          Net cash used in investing activities in 2005 was $23.8 million and in 2004, $17.1 million. These investing activities were comprised of the following transactions:

          In 2005, we sold 1,557,352 of Matrix shares in the open market for aggregate consideration of $4.3 million.

          In 2005, we purchased in the open market shares of several of our subsidiaries as follows: 81,856 shares of BluePhoenix for aggregate consideration of $337,000, 484,432 shares of Formula Vision for aggregate consideration of $358,000 and 380,636 shares of Sapiens for aggregate consideration of $760,000.

          In 2005, we converted warrants of Matrix into 5,300,000 shares of Matrix for a consideration of $8.3 million.

          In June 2005, we invested $2.0 million in Sapiens in consideration for 1,041,667 common shares of Sapiens issued to us by Sapiens.

          In 2005, our subsidiaries capitalized software development costs in an aggregate amount of $17.5 million.

          In 2005, we sold in the open market marketable securities for aggregate consideration of $13.9 million (of which $10.3 million were sold by Sapiens, $1.5 million were sold by Formula and $664,000 were sold by Magic).

          During 2005, our subsidiaries acquired certain investments resulting in aggregate consideration of $5.3 million, of which $3.3 million was paid by Formula Vision, $1.3 million was paid by BluePhoenix and $600,000 was paid by Matrix.

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

          In 2004, Formula Vision invested in and granted loans to, its affiliates in the aggregate amount of $6.2 million.

          During 2004, we sold certain investments resulting in aggregate proceeds of $4.2 million, consisting of $800,000 to Formula, $600,000 to Formula Vision and $2.8 million to BluePhoenix.

          As a result of the consolidation of Formula Vision in 2004, we increased our positive net cash by $13.7 million.

          Recent investment activities

          In March 2006, Formula Vision sold some of the shares of its affiliate, Transtech, to a third party for a consideration of $8.75 million.

          In April 2006, Formula Vision paid to FIMI and IDB $5.4 million in connection with the agreements with FIMI and IDB to purchase from them shares of Transtech held by them.

          We believe that the net cash proceeds we raised by financing activities, together with cash flows from operating activities, will be sufficient to meet our cash needs for the next 12 months at the current level of operations. We will consider in the future additional equity issuances, debt issuances or borrowings from banks if necessary to meet cash needs for our growth.

Commitments and Contingent Liabilities

          We have pledged some of Formula’s assets in favor of banks under our credit facilities with those banks. These assets include bank accounts, as well as certain of our shareholdings in Matrix, BluePhoenix and Magic.

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

          For more information about the transaction between Formula and Formula Vision, see “Item 4.A. History and Development of the Company - Capital Expenditures and Divestitures -Transactions with Formula Vision.”

          In December 2005, the general meeting of shareholders approved an amendment to the debentures issued by Formula Vision to Formula in 2001 and 2002, pursuant to which the repayments due in 2005 and 2006 would be deferred to December 31, 2006, provided, however that the amount of cash and cash equivalents that Formula Vision holds does not exceed the amount of its bank loans (including the amount of guarantees made by Formula Vision to banks in relation to loans granted to its subsidiaries). In 2005, such loans exceeded the amount of cash and cash equivalents of Formula Vision. The amendment to the debentures was made since Formula Vision anticipated that it may not have sufficient liquid cash assets to satisfy the repayment under the debentures. If Formula Vision would be required to make the cash repayments under the debentures, it would be forced to sell its assets, which include securities of its portfolio companies. Selling assets under that kind of pressure would likely result in lower proceeds for such assets than otherwise could be obtained if the sale was done at a suitable time in terms of such asset and the applicable market. Since Formula is the holder of approximately 57% of the outstanding share capital of Formula Vision, management believes that it was in our best interests to enable Formula Vision to maximize the value of its assets and its own overall value. Since our liquidity is sufficient for our purposes for the foreseeable future, we had the ability to hold repayments of the debentures until an appropriate selling opportunity arises. In addition, Formula has a strategic interest in remaining, indirectly through Formula Vision, a major shareholder in certain of the portfolio companies of Formula Vision. Therefore, if Formula Vision would be forced to sell all or a portion of its holdings in such companies in order to repay the debentures to Formula, our strategic interests would be harmed.

          Private Placement to FIMGold LP

          In February 2005, the general meeting of shareholders approved a private placement of 2,400,000 ordinary shares issued to FIMGold LP for an aggregate consideration of $33.0 million. FIMGold LP is an entity owned in equal shares by Dan Goldstein, our chief executive officer and chairman of the board, and FIMI Opportunity Fund (which is managed by a company in which our directors, Ishay Davidi and Yarom Oren serve as officers). Prior to the approval by our shareholders, the private placement was approved by our audit committe and board of directors. The purchase price per share in the transaction was $15, which was the approximate closing price per Formula’s share on the NASDAQ National Market and the TASE on December 28, 2004, the date on which an agreement in principal was reached. We believe that the price per Formula’s share paid by FIMGold LP in the private placement reflects a fair value of the shares. We do not believe that the price per share would have been different if the transaction would have been made with a third party not affiliated with us.

          For more information about the private placement and related transactions, see “Item 7.B. Related Party Transactions – Private Placement to FIMGold LP.”

Effective Corporate Tax Rates in Israel

          Certain of the companies in the Formula Group have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, known as the Investment Law. Accordingly, if these companies comply with certain requirements, they are eligible for certain tax benefits for the first seven years in which they generate taxable income. Income derived from these companies’ Approved Enterprise programs will be tax exempt for a period of two years after the companies have taxable income. They will also be subject to a 25% “company tax” rate for the following five years. Under certain circumstances, if the percentage of the share capital that foreign shareholders hold in subsidiaries and affiliates of these companies exceeds 25%, future Approved Enterprises of the applicable subsidiary or affiliate would qualify for reduced tax rates for an additional three years, after the seven years mentioned above. We cannot assure you that these companies will obtain approval for additional Approved Enterprises, that the provisions of the Investment Law will not change, or that the above-mentioned shareholding portion will be reached or maintained for each subsequent year. In addition, our equity in affiliated companies’ net income is not subject to tax in Israel. Gains from changes in holdings in subsidiaries and affiliated companies resulting from issuances to third parties are also not taxable in Israel. These exemptions cause our effective tax rate to fluctuate from period to period.

          On January 1, 2003, Israel’s tax laws underwent a significant tax reform (Amendment 132 to the Income Tax Ordinance (New Version) - 1961). The legislation broadened the categories of taxable income, and reduced the tax rates imposed on employment income. Among the key provisions of this reform legislation were (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the controlled foreign corporation concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence.

          On January 1, 2006, an additional tax reform has taken place relating primarily to profits from investments. The main goal of the reform was to unify the tax rates applicable to profits from investments, such as interest, capital gains and dividends. In addition, under the new reform, the tax rates applicable to companies were reduced to 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010.

C.	Research and Development, Patents and Licenses

          In 2005, we spent $22.4 million on research and development activities, in 2004 we spent $25.0 million and in 2003 we spent $17.4 million. The decrease in the amount spent on research and development activities in 2005 compared to 2004 relates primarily to a decrease in research and development expenditures in Formula Vision. The increase in the amount spent on research and development activities in 2004 compared to 2003, relates primarily to the consolidation of Formula Vision which had research and development expenditures of $9.7 million in 2004. For a description of our research and development activities, see “Item 4.B. Business Overview-Software Development.”

          For information concerning our intellectual property rights, see “Item 4.B. Business Overview-Intellectual Property Rights.”

D.	Trend Information

          We have been affected by global economic changes, in particular the sharp decline in 2001 and 2002, in capital spending in the information technology sector and the overall business slow-down in North America and Europe, as well as in Israel. Uncertainties in the North American, European and Israeli markets have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitment. These changes in purchasing patterns in the IT industry directly affected the operating results of some of our subsidiaries, which in turn affected our consolidated operating results. Our revenues decreased from $402.5 million in 2000 to $387.7 million in 2001 and to $283.3 million in 2002. In the last three years, as a result of a slight recovery of the market, and the impact of the consolidation of the results of operations of Sapiens (beginning with 2003) and Formula Vision (beginning with 2004), this trend changed, and our revenues increased to $366.8 million in 2003, $456.6 million in 2004 and $506.4 million in 2005. We cannot know whether the global market will recover in the future and how the economic conditions will continue to affect our business.

          As IT spending is more cautious, we have pursued a strategy aimed at addressing current market needs through the introduction of cost-effective, new and enhanced products. We cannot know wether the global market will continue to recover in the future, and how the economic conditions will continue to affect our business. We strive to use our best efforts to take advantage of the current slow-down to prepare our infrastructure to maximize the long-term growth potential of the software market.

E.	Off-Balance Sheet Arrangements

          We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

          The following table summarizes our contractual obligations and commitments as of December 31, 2005.

	Payment due by period

					More
		Less than	1-3	3-5	than
	Total	1 year	years	years	5 years	Other (1)

	$ in thousands

Long term debt obligations	89,331	17,506	46,574	23,490	1,761	-

Lease obligations	38,857	13,507	18,386	5,570	1,394	-

Liability in respect of the acquisition of activities	1,761	210	420	420	711	-

Other long-term liabilities reflected on our balance sheet under U.S. GAAP	6,100	-	-	-	-	6,100

Total	$136,049	$31,223	$65,380	$29,480	$3,866	$6,100

(1)	Other obligations include unrealized gains and sevarance pay, the due date of which is unknown.

G.	Safe Harbor

          The safe harbor provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply to forward-looking information provided in Items 5.E and F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

          The following table describes information about our directors and senior management as of June 20, 2006.

Name	Age	Position

Dan Goldstein	52	Chairman of the Board, Chief Executive Officer
Gad Goldstein	47	President, Director
Shlomo Nass	46	Director
Ishay Davidi	44	Director
Yarom Oren	35	Director
Gil Weiser (1)	64	Director
Daphna Sharir (1)	38	Director
Bruria Gross Prushansky	54	Secretary and General Counsel
Naamit Salomon	42	Vice President, Finance

(1) Outside director. See “Item 6.C. Board Practices — Outside Directors; Audit Committee, Internal Auditor, Approval of Certain Transactions”, below.

          Dan Goldstein has served as a chairman of our board of directors and our chief executive officer since January 1985. Mr. Goldstein is also the chairman of the board of directors of Matrix and Formula Vision and is a director of BluePhoenix, Magic, Sapiens and of other privately-held companies within the Formula Group. Mr. Goldstein is also the chairman and chief executive officer of Formula Vision. Mr. Goldstein holds a BA degree in mathematics and computer sciences and a Masters degree in business administration, both from Tel Aviv University. Dan Goldstein is the brother of Gad Goldstein.

          Gad Goldstein has served as one of our directors since January 1985. Mr. Goldstein was our vice president from 1985 through 1995 and was appointed our president in 1995. Mr. Goldstein is chairman of the board of BluePhoenix and is also a director of other companies within the Formula Group, including Matrix, Magic, Sapiens and Formula Vision. Mr. Goldstein holds a BA degree in economics and a Masters degree in business administration, both from Tel Aviv University. Gad Goldstein is the brother of Dan Goldstein.

          Shlomo Nass has served as one of our directors since April 2003. Mr. Nass is the president and a partner of I.G.B. - Israel Global Business, an investment group. Mr. Nass serves as a director of several public companies. Mr. Nass holds a B.Sc. degree in economics and accounting, and an LL.B degree, both from the Bar-Ilan University. Mr. Nass is a certified public accountant, a member of the Israeli Bar and holds a Ph.D. in law. Mr. Nass qualifies as an independent director and an audit committee financial expert, as such terms are defined in the NASDAQ rules and the Sarbanes-Oxley Act of 2002.

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

          Gil Weiser joined our board of directors as one of our outside directors in February 2005. Mr. Weiser serves as a director of several public companies including Fundtech Ltd., Optibase Ltd., Tescom Software Systems Testing Ltd., and ClickSoftware Technologies Ltd. Mr. Weiser was the acting vice chairman for ORAMA, an international investment banking group, and a board member of the TASE from 2002 until 2004. From 1995 to 2000, Mr. Weiser served as chief executive officer of Hewlett Packard (HP), Israel and CMS Corp. Mr. Weiser is the chairman of the executive board of Haifa University, and is a member of the Israel High-Tech Association executive committee. Mr. Weiser holds a B.S. degree in electrical engineering from the Technion in Haifa, and an M.S. in electronics and computers from the University of Minnesota.

          Dafna Sharir joined our board of directors as one of our outside directors in February 2005. Ms. Sharir is an independent consultant in the areas of mergers and acquisitions and business development. From 2002 until 2004, Ms. Sharir served as senior vice president - investments of AMPAL-American Israel Corporation, a public company traded on the NASDAQ National Market. From 1999 until 2002, Ms. Sharir served as director of mergers and acquisitions of AMDOCS Limited, and prior to that, from 1994 to 1996 as an associate at the tax department at Cravath, Swaine & Moore, in New York. Ms. Sharir holds BA degrees in economics and law, both from Tel Aviv University, an LL.M. in Tax Law from New York University, and an MBA from the European Institute of Business Administration (INSEAD), in Fontainebleau, France.

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

          Naamit Salomon has served as our vice president, finance since August 1997. Ms. Salomon also serves as a director of Magic, Sapiens, BluePhoenix and Ki-Bi Mobile Technologies Ltd. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a BA degree in economics and business administration from Ben Gurion University and an LL.M. degree from the Bar-Ilan University.

B.	Compensation

          In 2005, we paid to our directors and officers (nine persons) aggregate direct remuneration of approximately $931,850. This amount includes amounts set aside or accrued to provide post-employment benefits.

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

          Our employee directors do not receive fees for their services as directors. In 2005, we paid an aggregate amount of $51,166 for post-employment benefits for our executive officers and directors. Under Israeli law, we are not required to disclose, and have not otherwise disclosed, the compensation of our senior management and directors on an individual basis.

          In November 2000, options to purchase 16,000 ordinary shares were granted to certain of our officers under the 2000 share option plan. No director has been granted options under this plan. The exercise price of the options was $30.80 per share, indexed to the Israeli CPI. None of these options have been exercised and they expired in November 2005.

          Effective January 1, 1999, all of our executive officers entered into written employment agreements with us pursuant to which, among other things, we pay them a monthly salary in an agreed amount. The salary is linked to the Israeli CPI. Each party may terminate the agreement upon 90-days notice. If we terminate any of these employment agreements, we will have to pay the usual severance pay required under Israeli law for all employees. In addition, two of our executive officers are entitled to bonuses which aggregate approximately 3.5% of our consolidated net income exceeding $10 million.

C.	Board Practices

          Pursuant to our articles of association, directors are elected at the annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Our board is comprised of 7 persons of which the following five have been determined by the board to be independent within the meaning of the applicable NASDAQ requirements: Shlomo Nass, Ishay Davidi, Yarom Oren, Gil Weiser and Daphna Sharir. The board includes two outside directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “Outside Directors” below. Each director, except for the outside directors, holds office until the next annual general meeting of shareholders. Officers are appointed by our board of directors. For information regarding the employment agreements of our officers, see “Item 6.B. Compensation.”

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

          Pursuant to the Companies Law, all outside directors must have financial and accounting expertise or professional qualifications, and at least one outside director must have financial and accounting expertise. The terms “financial and accounting expertise” and “professional qualifications” are defined in regulations promulgated under the Companies Law. Our audit committee members, Gil Weiser and Daphna Sharir, are considered to have the required professional qualifications and Shlomo Nass has financial and accounting expertise.

          The initial term of an outside director is three years and may be extended by the general meeting of shareholders, for an additional three years. In February 2005, Ms. Daphna Sharir and Mr. Gil Weiser were appointed as our outside directors, each to hold office until February 2008.

          Each committee of a company’s board of directors is required to include at least one outside director and the audit committee must include all the outside directors.

          An outside director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any compensation, directly or indirectly, in connection with services provided as an outside director.

          Qualifications of Other Directors

          Under the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria that is defined in regulations promulgated under the Companies Law effective as of January 2006. In accordance with the Companies Law, the determination of the board should be based on, among other things, the type of the company, its size, the volume and complexity of its activities and the number of directors. Based on the foregoing considerations, our board determined that the number of directors with financial and accounting expertise in our company shall not be less than one.

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

          In addition, under applicable NASDAQ rules, we are required to have a majority of independent directors on our board and to maintain an audit committee, at least three members of which are independent of management. We have established an audit committee, consisting of the two outside directors, Gil Weiser and Daphna Sharir, as well as Shlomo Nass. Each audit committee member qualifies as an independent director under the applicable NASDAQ rules and those of the Securities and Exchange Commission. The board has determined that Shlomo Nass is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert.” As of July 31, 2005, a majority of the members of our board of directors (including all members of our audit committee) are required to be independent under enhanced independence NASDAQ rules.

          Under the Companies Law, the audit committee is responsible for overseeing the business management practices of the company in consultation with the company’s internal auditor and the independent auditor, making recommendations to the board to improve such practices and approving related party transactions as required by the Companies Law. In accordance with the Sarbanes-Oxley Act and NASDAQ requirements, our audit committee is directly responsible for the appointment, compensation, retention and oversight of our independent auditors, subject to shareholder approval as required under Israeli law. In addition, the audit committee is responsible for assisting the board in monitoring our financial statements and the effectiveness of our internal controls. We have adopted a formal audit committee charter that we have implemented, embodying these responsibilities.

          Internal Auditor

          Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an interested party (i.e., a holder of 5% or more of the voting rights in the company or of the issued share capital, the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors), or a relative of an office holder or of an interested party. In addition, the company’s independent auditor or its representative may not serve as the company’s internal auditor.

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

          We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2005 was approximately $320,000.

          Indemnification of Office Holders. Our articles of association provide that we may indemnify an office holder in respect of an obligation or expense imposed on or expended by an office holder in respect of an act performed in his capacity as an office holder as specified below:

(i)	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

(ii)

reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him, and either (i) concluded without the imposition of any financial liability in lieu of criminal proceedings; or (ii) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

(iii)

reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings instituted against him by another person, or in a criminal charge from which he was acquitted or in any criminal proceedings of a crime which does not require proof of criminal intent in which he was convicted.

          We may undertake to indemnify an office holder as aforesaid, (a) prospectively, provided that in respect of (i) above, the undertaking is limited to categories of events that in the opinion of our board of directors are foreseeable in light of the company’s operations at the time that the undertaking to indemnify is given, and for an amount or criteria that our board has determined as reasonable under the circumstances, and further provided that such events and amount or criteria are indicated in the indemnification undertaking, but in any event no more than 25% of Formula’s shareholders equity according to its most recent financial statements as of the date of the actual payment of indemnification; and (b) retroactively.

          Limitations on Exemption, Insurance and Indemnification. The Companies Law provides that a company may not indemnify an office holder, enter into an insurance contract which would provide coverage for any monetary liability, or exempt an office holder from liability, with respect to any of the following:

•	a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, except for a breach that was made in negligence;

•	any act or omission done with the intent to derive an illegal personal benefit;

•	any fine levied against the office holder; or;

•	a counterclaim made by the company or in its name in connection with a claim against the company filed by the office holder.

          In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

          We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to the limitations set by the Companies Law and our articles of association, as described above. For more information, see “Item 7.B. Related Party Transactions – Indemnification of Office Holders.”

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

•

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

•	a person would become, as a result of such transaction, a controlling shareholder of the company.

D.	Employees

          We have approximately 5,950 full-time employees, of whom approximately 5,150 are software professionals. In 2004, we had approximately 5,300 full-time employees, of whom approximately 4,650 were software professionals. In 2003, we had approximately 3,500 full-time employees, of whom approximately 3,100 were software professionals. The increase in the number of employees in 2005 compared to 2004 related primarily to the increase in the number of employees in Matrix, nextSource and in some of the subsidiaries and affiliates of Formula Vision. The increase in the number of employees in 2004 compared to 2003 relates primarily to the consolidation of Formula Vision and its affiliates, which employed in the aggregate approximately 1,000 employees. The increase also stems from an increase in the number of employees of other members of the group as a result of the growth in their activities, in particular Matrix and nextSource.

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

          The following table presents information regarding the ownership of our ordinary shares by the persons listed in the table under “Directors and Senior Management”, as of June 20, 2006.

	Shares beneficially owned

Name	Number	Percentage of outstanding ordinary shares (1)

Dan Goldstein (2)	4,406,271	33.4%
Gad Goldstein	325,000	2.5%
Ishay Davidi (3)	—	—
Yarom Oren (4)	—	—
All directors and officers as a group (9 persons) (5)	4,736,521	35.9%

(1)	Percentages in the above table are based on 13,200,000 ordinary shares outstanding as of June 20, 2006.

(2)

Dan Goldstein holds a 50% interest in FIMGold Limited Partnership, which owns approximately 33.3% of Formula’s outstanding ordinary shares. Dan Goldstein may be deemed to beneficially own 4,406,237 of such shares by virtue of shared voting and dispositive power pursuant to a shareholders agreement entered between Dan Goldstein, through his wholly owned company, Ildani Holdings Ltd., and FIMI Opportunity Fund (which is managed by a company in which our directors, Ishay Davidi and Yarom Oren serve as officers) with respect to FIMGold Ltd., the general partner of FIMGold LP. However, Mr. Goldstein disclaims beneficial ownership from one half of such shares. For more information about the shareholders agreement, see “Item 7.A. Major Shareholders.”

(3)

Ishay Davidi serves as chief executive officer of FIMI 2001 Ltd. which is the managing general partner of FIMI Opportunity Fund, a party to the shareholders agreement described in note (2) above. Accordingly, Ishai Davidi may be deemed to beneficially own 4,406,237 shares of Formula by virtue of shared voting and dispositive power pursuant to the shareholders agreement described above. However, Mr. Davidi disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares. For more information about the shareholders agreement, see “Item 7.A. Major Shareholders.”

(4)

Yarom Oren serves as a senior partner of FIMI 2001 Ltd. which is the managing general partner of FIMI Opportunity Fund, a party to the shareholders agreement described in note (2) above. Accordingly, Yarom Oren may be deemed to beneficially own 4,406,237 shares of Formula by virtue of shared voting and dispositive power pursuant to the shareholders agreement described above. However, Mr. Oren disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares. For more information about the shareholders agreement, see “Item 7.A. Major Shareholders.”

(5)

Each of the directors and executive officers not separately identified in the above table beneficially owns less than one percent of our outstanding ordinary shares and have therefore not been separately disclosed.

Arrangements Involving the Issue or Grant of Options to Purchase Shares

          The 2000 Share Option Plan

          In November 2000, we adopted a share option plan covering an aggregate of 300,000 ordinary shares to be granted to employees and members of our management. Of these options, we granted in November 2000, options to purchase 64,500 ordinary shares to certain of our employees, including options to purchase 16,000 shares granted to certain of our officers and directors. The exercise price of these options was $30.8 per share, indexed to the Israeli CPI. The options vested over a three-year period from the date of grant. None of these options has been exercised and they expired in November 2005.

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

          The following table presents information regarding the ownership of our ordinary shares at June 27, 2006 by each person known to us to be the beneficial owner of more than 5% of our ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. None of the holders of the ordinary shares listed in this table have voting rights different from other holders of our ordinary shares. Except where we have indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of our shares listed below have sole investment and voting power with respect to the shares.

	Shares Beneficially	Percent of
Name and Address	Owned	Class (1)

FIMGold Limited Partnership (2)	4,406,237	33.4%

Bank Leumi Le’Israel B.M. (3)	1,243,730	9.4%

Clal Insurance Enterprises Holdings Ltd. (4)	783,466	5.9%

(1)

Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of June 20, 2006, are treated as outstanding only for the purposes of determining the percent owned by this person or group. Percentages in the above table are based on 13,200,000 ordinary shares outstanding as of June 20, 2006.

(2)

In March 2005, FIMGold LP purchased from Formula in a private placement 2,400,000 ordinary shares. FIMGold LP is owned in equal shares by Dan Goldstein, our chief executive officer and chairman of the board, and FIMI Opportunity Fund (which is managed by a company in which our directors, Ishay Davidi and Yarom Oren serve as officers). Concurrently with the closing of the private placement, Dan Goldstein sold to FIMGold LP his entire shareholdings in Formula, constituting 2,000,000 ordinary shares. Following these transactions, FIMGold LP owned 4,400,000 of our ordinary shares, representing approximately 33.3% of our outstanding share capital. In connection with the acquisition by FIMGold LP of Formula’s shares, Dan Goldstein, through his wholly owned company, Ildani Holdings Ltd., and FIMI Opportunity Fund, entered into a shareholders agreement with respect to FIMGold Ltd., the general partner of FIMGold LP, pursuant to which each party has the right to designate one-half of the members of the board of directors of FIMGold Ltd. and each resolution of the board of directors requires the approval of at least one member designated by each party, including resolutions relating to selling, acquiring and voting Formula’s shares held by FIMGold LP. Notwithstanding the foregoing, the shareholders agreement provides that each party has the right to cause the sale of up to an aggregate of 20% of the amount of Formula’s shares held by FIMGold LP without the consent of the other party. Pursuant to the shareholders agreement, Formula’s shares held by FIMGold LP will be voted for the election of two nominees of each party to our board of directors. In addition, we granted registration rights to FIMGold LP in respect of Formula’s shares held by it, on customary terms and conditions.

(3)

Bank Leumi Le’Israel B.M. is publicly traded on the TASE. The major shareholder of Bank Leumi is the Government of Israel (11.9%). Each of Shlomo Eliahu Holdings Ltd. and Barnea Investees holds a 10% interest in Bank Leumi and Otzar Hityashvut Hayehudim holds a 4.9% interest.

(4)

Clal Insurance Enterprises Holdings Ltd. is publicly traded on the TASE. The controlling shareholder of Clal Insurance is IDB Development Company Ltd. (51.2%) and Bank Hapoalim Ltd. holds a 14.1% interest in Clal Insurance.

          As of June 20, 2006, 13,200,000 ordinary shares were issued and outstanding, excluding 24,780 ordinary shares that we purchased during 2002. At that date, we had approximately 4 shareholders of record. All of our ordinary shares have equal voting rights. However, under applicable Israeli law, the shares we hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

          As of June 20, 2006, 442,529 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York, representing 442,529 of our ordinary shares. As of that date, there were 17 registered holders of ADSs in the United States.

B.	Related Party Transactions

          Private Placement to FIMGold LP

          In February 2005, the general meeting of shareholders approved a private placement of 2,400,000 ordinary shares issued to FIMGold LP for an aggregate consideration of $36 million. FIMGold LP is an entity owned in equal shares by Dan Goldstein, our chief executive officer and chairman of the board, and FIMI Opportunity Fund (which is managed by a company in which our directors, Ishay Davidi and Yarom Oren serve as officers). Prior to the approval by our shareholders, the private placement was approved by our audit committe and board of directors. The purchase price per share in the transaction was $15, which was the approximate closing price per Formula’s share on the NASDAQ National Market and the TASE on December 28, 2004, the date on which an agreement in principal was reached. Concurrently with the closing of the private placement, Dan Goldstein sold to FIMGold LP his entire shareholdings in Formula, constituting 2,000,000 ordinary shares, for an aggregate purchase price of $30 million. Following these transactions, FIMGold LP owns 4,400,000 of our ordinary shares, representing approximately 33.3% of our outstanding share capital. In addition, Dan Goldstein concurrently sold to FIMGold LP all of his 15,500,000 ordinary shares in Formula Vision for an aggregate purchase price of $17 million.

          In connection with the acquisition by FIMGold LP of Formula’s shares, Dan Goldstein, through his wholly owned company, Ildani Holdings Ltd., and FIMI Opportunity Fund, entered into a shareholders agreement with respect to FIMGold Ltd., the general partner of FIMGold LP, pursuant to which each party has the right to designate one-half of the members of the board of directors of FIMGold Ltd. and each resolution of the board of directors requires the approval of at least one member designated by each party, including resolutions relating to selling, acquiring and voting Formula’s shares held by FIMGold LP. Notwithstanding the foregoing, the shareholders agreement provides that each party has the right to cause the sale of up to an aggregate of 20% of Formula’s shares held by FIMGold LP without the consent of the other party. Pursuant to the shareholders agreement, Formula’s shares held by FIMGold LP will be voted for the election of two nominees of each party to our board of directors. In addition, we granted registration rights to FIMGold LP in respect of Formula’s shares held by it, on customary terms and conditions as further described below.

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

          In 1997, Formula, Dan Goldstein, Gad Goldstein, Aaron Crystal and an additional shareholder, referred to collectively as the holders, entered into a registration rights agreement with BluePhoenix. Under this registration rights agreement, the holders have certain registration rights with respect to their BluePhoenix shares. BluePhoenix has agreed that, beginning January 31, 1998, at the request of the holders of a majority of the shares held by the holders, and on no more than two occasions, BluePhoenix will file a registration statement under the Securities Act for an offering of the shares with respect to which registration is requested. In addition, if BluePhoenix otherwise proposes to register its ordinary shares under the Securities Act, these holders may request that BluePhoenix register their shares as well, subject to certain limitations. BluePhoenix shall bear all fees and expenses in connection with the registration, except that the holders will pay all fees and expenses of their own counsel and all underwriting discounts and commissions relating to their shares. In accordance with this agreement, in May 2004, BluePhoenix included 100,000 BluePhoenix shares held by each of Dan Goldstein, Gad Goldstein and Aaron Crystal, in a registration statement on Form F-3 filed by BluePhoenix under the Securities Act. Such registration statement was declared effective in March 2005.

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

          Voting Agreement

          Messrs. Dan Goldstein and Gad Goldstein have entered into voting agreements that require them to vote the ordinary shares of BluePhoenix held by them as instructed by Formula. The voting agreements may be terminated by either party upon prior notice.

          Transactions between Formula and Formula Vision

          In connection with the exercise by Formula Vision in Novemebr 2001 of an option to purchase from Formula its entire interest in Formula’s privately held companies, Formula Vision issued to Formula, in December 2001, a series of 5-year debentures of $58.9 million in the aggregate, linked to the Israeli CPI and bearing interest at an annual rate of 5%. On March 31, 2002, we lent to Formula Vision an additional $19.4 million in consideration for a series of debentures with similar terms of the debentures issued in December 2001. For more information about the terms of the debentures, see “Item 4.A. History and Development of the Company - Capital Expenditures and Divestitures – Transactions with Formula Vision.”

          In January 2004, Formula Vision issued to Formula 38,000,000 shares representing 59.4% of Formula Vision’s outstanding share capital in exchange for $35 million of the amount of the debentures. The price per share reflected the average closing market price of Formula Vision’s shares on the TASE during the 30 days preceding the date of approval of the transaction by Formula’s board of directors.

          In December 2005, the general meeting of shareholders approved an amendment to the debentures pursuant to which the repayments due in 2005 and 2006 would be deferred to December 31, 2006, provided, however, that the amount of cash and cash equivalents that Formula Vision holds does not exceed the amount of its bank loans (including the amount of guarantees made by Formula Vision to banks in relation to loans granted to its subsidiaries). In 2005, such loans exceeded the amount of cash and cash equivalents of Formula Vision. For more information about the reasons for the amendment of the debentures, see “Item 5.B. Liquidity and Capital Resources - Related Party Transactions - Transactions between Us and Formula Vision.”

          Indemnification of Office Holders

          In December 2005, the general meeting of shareholders approved the grant of new indemnification letters to our office holders following the amendment of the Companies Law adopted in March 2005 and the changes in our articles of association approved by the general meeting in December 2005.

          The new indemnification letters provide, among other things, that we will indemnify each of our office holders to the maximum extent permitted by our articles of association. Advance payments for coverage of legal expenses in criminal proceedings will be required to be repaid by our office holders to the company if such office holder is found guilty of a crime which requires proof of criminal intent, or if it is determined that the office holder is not lawfully entitled to such indemnification.

          All of the indemnification letters granted to our office holders are identical, including indemnification letters granted to office holders who are or may be considered “controlling persons” under the Companies Law.

          The indemnification is limited to the expenses and matters detailed in the indemnification letters insofar as they result from the office holder’s actions which includes, among other things, the following matters: the offering of securities by us to the public or to private investors, the offer by us to purchase securities from the public, private investors or other holders, whether pursuant to a prospectus, agreement, tender or any other proceeding; occurrences resulting from being a public company, or from the fact that our securities were offered to the public and traded on the NASDAQ and on the TASE, and occurrences in connection with investments.

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

          Office Holders’ Insurance

          We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium Formula paid during 2005 was approximately $320,000.

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

          In July 2003, a former Liraz shareholder filed an application with the Tel Aviv Jaffa District Court to approve a claim filed by him against BluePhoenix, as a class action. The claim relates to the acquisition of Liraz shares, which BluePhoenix completed in March 2003. The shareholder alleges that the share price BluePhoenix paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. In the lawsuit, the plaintiff has applied for the court’s approval to represent all of the shareholders of Liraz who sold their shareholdings pursuant to the tender offer and the mandatory acquisition. At a preliminary hearing held on June 7, 2006, the court decided to address the application for approval of the claim as a class action only after all of the interim applications on other related matters are resolved. As of the date of the annual report, no additional hearing has been scheduled. Based on BluePhoenix’s analysis of the statement of claim, including an evaluation of the fair value of the Liraz shares, and the price paid for Liraz in a previous transaction immediately prior to the tender offer, we believe that the allegations against BluePhoenix in this proceeding are without merit and intend to vigorously defend the claim and contest the allegations made therein.

          Dividend policy

          In June 2005, Formula distributed to its shareholders a cash dividend in the amount of approximately $4 per ordinary share, or approximately $50.2 million in the aggregate.

          Under Formula’s new dividend policy adopted by its board of directors, sums that are not planned to be used for investments in the near future, will be distributed to the shareholders as a cash dividend, to the extent that our performance allows such distribution.

B.	Significant Changes

          Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2005.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

          Price Range of Ordinary Shares

          The following table shows the high and low closing price for our ordinary shares on the TASE, for the periods indicated. The exchange rate reported by the Bank of Israel on June 20, 2006 was NIS 4.458 = $1.00.

	Closing Price Per Share

	in NIS
Calendar Period	High	Low

2001	151.30	48.11
2002	75.80	40.12
2003	79.40	34.03
2004
First Quarter	98.40	77.30
Second Quarter	94.70	80.80
Third Quarter	91.07	61.83
Fourth Quarter	74.77	62.21
2005
First Quarter	89.65	74.75
Second Quarter	85.53	51.10
Third Quarter	59.40	49.41
Fourth Quarter	53.50	46.84
2006
First Quarter	60.15	46.00
January	50.92	46.93
February	49.82	46.74
March	49.95	47.36
April	57.11	46.00
May	60.15	52.88
June (through June 20)	56.17	49.19

          Price Range of American Depositary Shares

          The following table shows, for the periods indicated, the high and low closing sale prices for the ADSs, as reported by the NASDAQ National Market.

	Closing Price Per Share

	in $
Calendar Period	High	Low

2001	38.00	11.25
2002	16.92	8.16
2003	18.05	6.71
2004
First Quarter	22.08	16.61
Second Quarter	20.61	17.33
Third Quarter	20.00	13.44
Fourth Quarter	17.57	14.40
2005
First Quarter	20.44	16.92
Second Quarter	11.34	19.95
Third Quarter	10.90	13.38
Fourth Quarter	9.95	11.00
2006
First Quarter	11.38	9.80
January	11.38	10.00
February	10.98	9.80
March	10.96	10.01
April	13.24	10.00
May	13.50	11.16
June (through June 20)	12.57	10.66

B.	Plan of Distribution

Not applicable.

C.	Markets

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

          A shareholder has the general duty to refrain from depriving rights of other shareholders. Any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, under the provisions of the articles of association, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company. The rules pertaining to a breach of contract apply to a breach of the duty to act in fairness, mutatis mutandis, bringing into account the shareholder’s position in the company. The Companies Law does not describe the substance of this duty.

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

          The Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly-owned subsidiary in a rollup merger transaction, or to the shareholders of the acquirer if:

•	the transaction does not involve an amendment to the acquirer’s memorandum or articles of association;

•	the transaction does not contemplate the issuance of more than 25% of the voting rights of the acquirer which would result in any shareholder becoming a controlling shareholder; and

•	there is no “cross ownership” of shares of the merging companies, as described above.

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

•

a private placement in which the company’s shareholders approved such holder owning 25% or more of the voting rights in the company (if there is no other shareholder that holds 25% or more of the voting rights in the company); or more than 45% of the voting rights in the company (if there is no other shareholder that holds 45% or more of the voting rights in the company); or

•

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

          Tax Consequences Regarding Disposition of Our ADSs or Ordinary Shares

          In general, Israel imposes capital gains tax on the sale of capital assets, including shares of Israeli companies by both Israeli residents and non-Israeli resident shareholders, unless a specific exemption is available or unless a tax treaty between Israel and the shareholders’ country of residence provide otherwise. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gain derived from the sale of our ADSs or ordinary shares, provided that (i) such shareholders did not acquire the shares prior to our initial public offering; and (ii) such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation; or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

          In certain instances where our non-Israeli shareholders may be liable for Israeli tax on the sale of our ADSs or ordinary shares, the payment of the consideration may be subject to Israeli withholding tax.

          In addition, when the sale, exchange or disposition of our ADSs or ordinary shares by shareholders who are U.S. residents (within the meaning of the U.S.-Israel Tax Treaty) holding the ADSs or ordinary shares as a capital asset will be exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty, unless, either (i) the shareholders hold, directly or indirectly, shares representing 10% or more of our voting shares during any part of the 12-month period preceding such sale, exchange or disposition; or (ii) the capital gains arising from such sale, exchange or disposition are attributable to a permanent establishment of the shareholders located in Israel. In such case, the shareholders would be subject to Israeli capital gains tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitation in the U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

          Taxes Applicable to Dividends

          Nonresidents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ADSs or ordinary shares at the rate of 20%, or 15% for dividends or income generated by an Approved Enterprise, which tax will be withheld by the company paying the dividend, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

          However, the tax rate on dividends paid to a “substantial shareholder” (which is someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the corporation) is 25%.

          Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period (as defined in the Investment Law) or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company). Any distribution of dividends from income that is not attributable to an Approved Enterprise after January 1, 2006, will be subject to tax in Israel at the rate of 20%.

          Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ADSs or ordinary shares who is a U.S. resident (within the meaning of the U.S.-Israel Tax Treaty) is 25%. However, dividends paid from income derived from our Approved Enterprise are subject to withholding at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability according to the U.S.-Israel Tax Treaty. Furthermore, the maximum rate of withholding tax on dividends not generated by our Approved Enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital during the part of the tax year that precedes the date of the payment of the dividend and during the whole of its prior tax year, is 12.5%. This reduced rate will not apply if more than 25% of our gross income consists of interest or dividends, other than dividends or interest received from a subsidiary corporation of which the company owns 50% or more of the outstanding voting shares.

          A nonresident of Israel who receives dividends with respect to which tax was fully paid is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.

          United States Federal Income Tax Considerations

          Subject to the limitations described herein, this discussion summarizes the material United States federal income tax consequences of the purchase, ownership and disposition of our ordinary shares or ADSs to a United States holder. A United States holder is a holder of our ordinary shares or ADSs who is:

•	an individual citizen or resident of the United States for United States federal income tax purposes;

•	a corporation (or another entity taxable as a corporation for United States federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

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

Taxation of Distributions on the Ordinary Shares or ADSs

          Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a distribution paid by us with respect to the ordinary shares or ADSs to a United States holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for United States federal income tax purposes. The amount of the distribution with respect to the ordinary shares or ADSs will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld, as described above under “Israeli Taxation.” Dividends that are received by United States holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate United States holders, are taxed at ordinary income rates. No dividend received by a United States holder will be a qualified dividend (1) if the United States holder held the ordinary share or ADS with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the United States holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share or ADS (or substantially identical securities); or (2) to the extent that the United States holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share or ADS with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term isare defined in the Code) for any year, dividends paid on our ordinary shares or ADSs in such year or in the following year would not be qualified dividends. In addition, a non-corporate United States holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do; in such case the dividend will be taxed at ordinary income rates.

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

          Dividends paid by us in NIS will be included in the income of United States holders at the dollar amount of the dividend (including any Israeli taxes withheld therefrom), based upon the spot rate of exchange in effect on the date the distribution is included in income. United States holders will have a tax basis in NIS for United States federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of NIS arising from exchange rate fluctuations will generally be taxable as United States source ordinary income or loss.

          Subject to the limitations set forth in the Code and the Treasury regulations thereunder, United States holders may elect to claim as a foreign tax credit against their United States federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares or ADSs. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the United States federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a financial services entity, “financial services income” (and for the tax years beginning after December 31, 2006 as “general category income”). United States holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A United States holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares or ADSs (i) if the United States holder has not held the ordinary shares or ADSs for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the United States holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a United States holder has substantially diminished its risk of loss on the ordinary shares or ADSs are not counted toward meeting the required 16-day holding period. Distribution of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes.

Taxation of Disposition of the Ordinary Shares or ADSs

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

Tax Consequences if We are a Passive Foreign Investment Company

          We will be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. If we are a PFIC, a United States holder must determine under which of three alternative taxing regimes it wishes to be taxed:

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

•

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

A United States person who inherits shares or ADSs in a foreign corporation that was a PFIC in the hands of the decedent (who was not a nonresident alien and did not make either of the elections described above), is denied the otherwise available step-up in the tax basis of such shares or ADSs to fair market value at the date of death. The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

          We believe that in 2005 we were not a PFIC and currently we expect that we will not be a PFIC in 2006. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our assets and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2006 or in a future year. We will notify United States holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable United States holders to consider whether or not to elect to treat us as a QEF for United States federal income tax purposes or to “mark to market” the ordinary shares or ADSs or to become subject to the “excess distribution” regime.

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

          Formula is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports with the SEC, including annual reports on Form 20-F by June 30 each year. In addition, we file interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K certain other material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. You may inspect without charge and copy at prescribed rates such material at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

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

          Information about Formula is also available on our website at http://www.formulasystems.com. Such information on our website is not part of this annual report. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Currency Exchange Rate Fluctuations and Impact of Inflation

          In light of the nature of Formula’s activities, Formula invests its cash and cash equivalents in short term deposits. As of December 31, 2005, Formula invested substantially all of the cash it held in dollar accounts bearing interest based on LIBOR and in NIS accounts bearing interest based on the Israeli prime rate. In addition, Formula has outstanding short-term and long-term loans in NIS. In May 2002, Formula issued debentures to the public. We repaid these debentures in accordance with their terms, on June 20, 2005. Principal and interest on those debentures were linked to the Israeli CPI.

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

          (b) Not applicable.

          (c) Not applicable.

          (d) Changes in Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting that occured during the the year ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

          Our board of directors has determined that Mr. Shlomo Nass, a member of our audit committee and an independent member of our board of directors pursuant to the NASDAQ requirements, is an audit committee financial expert, as defined by applicable SEC regulations.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

          Our audit committee is responsible for the oversight of our independent auditor’s work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by Ziv Haft registered public accountants (Isr.) BDO member firm. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, Ziv Haft registered public accountants (Isr.) BDO member firm and our management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Principal Accountant Fees and Services

          The Company paid the following fees for professional services rendered by Ziv Haft registered public accountants (Isr.) BDO member firm, for the years ended December 31:

	2005	2004

	($ in thousands)
Audit Fees	863	723
Audit-Related Fees	305	120
Tax Fees	184	92
All Other Fees	—	—

Total	1,352	935

          The audit fees for the years ended December 31, 2005 and 2004 were for professional services rendered for the audits of our annual consolidated financial statements, review of our consolidated quarterly financial statements, statutory audits of Formula and certain subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

          The audit-related fees for the years ended December 31, 2004 were incurred by one of our subsidiaries for assurance and related services related to accounting consultations and audits in connection with acquisitions, issuance of convertible debentures and warrants and review of a registration statement by the SEC. The audit-related fees for the year ended December 31, 2005 were incurred by two of our subsidiaries in connection with a public offering and audits in connection with acquisitions.

          Tax fees for the years ended December 31, 2005 and 2004 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III
===========

ITEM 17. FINANCIAL STATEMENTS

          We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

          The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.

1.1	Memorandum of Association*

1.2	Articles of Association as amended on December 28, 2005

2	The description of terms of debentures issued by the Registrant in May 2002, contained in Section 2.3 of the prospectus of the Registrant dated May 23, 2002 **

4.1	Share Purchase Agreement dated February 16, 2005 between the Registrant and FIMGold LP***

4.2	Registration Rights Agreement dated March 3, 2005 between the Registrant and FIMGold LP***

4.3	Form of Letter of Indemnification, dated December 28, 2005

4.4	Agreement dated December 30, 2001 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd. (English summary accompanied by Hebrew original)****

4.5	Agreement dated December 15, 2003 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd. *****

4.6	An agreement dated November 17, 2005 between the Registrant and Formula Vision Technologies (F.V.T) Ltd. (English translation from Hebrew original)

Exhibit No.

8	List of Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act

12.2	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act

* Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).

** Incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on June 14, 2002.

*** Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005 as amended on December 20, 2005.

**** Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.

***** Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2004.

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

2005 Annual Report

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

2005 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
FORMULA SYSTEMS (1985) LTD.

We have audited the consolidated balance sheets of Formula Systems (1985) Ltd. and its subsidiaries (the “Company”) as of December 31, 2005 and 2004 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose consolidated assets constitute approximately 22.27% and 26.86% of total consolidated assets as of December 31, 2005 and 2004, respectively, and whose consolidated revenues constitute approximately 24.42%, 28.58% and 31.82% of total consolidated revenues for the years ended December 31, 2005, 2004 and 2003, respectively. We did not audit the financial statements of certain affiliated companies. The financial statements of those subsidiaries were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of those subsidiaries is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2004, and the related consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2005, in conformity with generally accepted accounting principles as applied in the United States of America.

Tel-Aviv, Israel
June 29, 2006

Ziv Haft Certified Public Accountants (Isr.) BDO member firm

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31,

	2005	2004

	(U.S. $ in thousands)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	81,767	107,174

Short-term investments (Note 3)	36,185	39,073

Trade receivables (net of allowances for doubtful debts of $6,630 and $5,988 as of December 31, 2005 and 2004, respectively)	133,390	114,533

Other current assets (Note 16A)	24,770	26,105

Inventories	3,808	4,668

	279,920	291,553

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:

Loans and other investments (Note 4)	3,091	5,247

Investments in affiliates (Note 5)	20,257	24,389

	23,348	29,636

SEVERANCE PAY FUND	33,627	31,943

PROPERTY AND EQUIPMENT, NET (Note 6)	23,485	26,529

GOODWILL (Note 1I and Note 7)	200,038	196,921

OTHER ASSETS, NET (Note 8)	69,667	64,438

	630,085	641,020

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

	December 31,

	2005	2004

	(U.S. $ in thousands)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Liabilities to banks and others (Notes 10B and 16B)	105,420	104,975

Trade payables	47,534	41,605

Other accounts payable (Note 16C)	74,765	81,105

Debentures (Note 9)	8,004	32,374

Customer advances, net of work in progress	7,309	6,900

	243,032	266,959

LONG-TERM LIABILITIES:

Debentures (Note 11)	16,809	27,086

Provision for losses in formerly owned investee	1,971	1,971

Deferred taxes	1,282	958

Customer advances	645	1,114

Liabilities to banks and others (Note 10)	52,732	19,789

Liability in respect of the acquisition of activities	1,761	2,036

Accrued severance pay	39,727	37,750

	114,927	90,704

MINORITY INTEREST	108,681	96,579

COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS’ EQUITY (Note 14):

Share capital - ordinary shares of NIS 1 par value (authorized - December 31, 2005 and 2004 - 25,000,000 shares; issued: December 31, 2005 - 13,224,780 and 2004 - 10,824,780 shares)	3,736	3,215

Additional paid-in capital	132,487	99,535

Retained earnings	49,164	99,166

Accumulated other comprehensive loss	(21,683)	(14,879)

	163,704	187,037

Cost of 24,780 treasury shares	(259)	(259)

Total shareholders’ equity	163,445	186,778

	630,085	641,020

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,

	2005	2004	2003

	(U.S. $ in thousands, except per share amounts)

Revenues (Note 16I(2))

Proprietary software products	231,470	229,348	170,048
Software services	274,901	227,262	196,782

Total revenues	506,371	456,610	366,830
Cost of revenues

Proprietary software products	113,378	105,394	76,862

Software services	220,158	179,567	153,638

Total cost of revenues	333,536	284,961	230,500

Gross profit	172,835	171,649	136,330

Research and development costs, net	22,429	25,036	17,368

Selling, general and administrative expenses	133,049	128,537	107,103

Restructuring and non-recurring costs (Note 16D)	1,455	-	-

Operating income	15,902	18,076	11,859

Financial expenses, net (Note 16E)	(9,206)	(8,904)	(3,676)

Gain on realization of shareholdings, net (Note 16G)	4,107	8,893	2,756

Other expenses, net (Note 16F)	(820)	(332)	(90)

Income before taxes on income	9,983	17,733	10,849

Taxes on income (Note 15)	5,200	4,631	2,540

	4,783	13,102	8,309

Equity in losses of affiliated companies, net	(3,109)	(2,523)	(1,071)

Minority interest in earnings of subsidiaries, net	(1,491)	(2,480)	(4,118)

Net income	183	8,099	3,120

Earnings per share (Note 16J):

Basic	0.01	0.73	0.29

Diluted	0.01	0.65	0.24

Weighted average number of shares outstanding (Note 16J):

Basic	12,800	10,800	10,037

Diluted	12,800	10,800	10,285

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share Capital
			Additional paid-in Capital
	Number of Shares	Amount		Retained Earnings	Accumulated other comprehensive loss	Cost of Treasury Shares	Total

	(U.S. $ in t h o u s a n d s )

Balance as of January 1, 2003	10,000,000	3,101	89,396	87,947	(23,697)	(3,398)	153,349
Changes during 2003:
Net Income	-	-	-	3,120	-	-	3,120
Currency translation adjustments	-	-	-	-	6,403	-	6,403

Total comprehensive income	-	-	-	-	-	-	9,523
Deferred compensation	-	-	406	-	-	-	406
Proceeds from sale of treasury stock	300,000	-	1,657	-	-	3,139	4,796
Exercise of share options	500,000	114	7,816	-	-	-	7,930

Balance as of December 31, 2003	10,800,000	3,215	99,275	91,067	(17,294)	(259)	176,004
Changes during 2004:
Net Income	-	-	-	8,099	-	-	8,099
Unrealized gains from available-for-sale securities, net	-	-	-	-	(50)	-	(50)
Currency translation adjustments	-	-	-	-	2,465	-	2,465

Total comprehensive income	-	-	-	-	-	-	10,514
Beneficial conversion features	-	-	106	-	-	-	106
Deferred compensation	-	-	101	-	-	-	101
Capital fund arising from elimination of gain on realization of development stage entity	-	-	53	-	-	-	53

Balance as of December 31, 2004	10,800,000	3,215	99,535	99,166	(14,879)	(259)	186,778
Changes during 2005:
Net Income	-	-	-	183	-	-	183
Unrealized loss from available-for-sale securities, net	-	-	-	-	(56)	-	(56)
Currency translation adjustments	-	-	-	-	(6,770)	-	(6,770)

Total other comprehensive income	-	-	-	-	-	-	(6,826)
Issuance of shares, net*	2,400,000	521	32,786	-	-	-	33,307
Dividend distribution	-	-	-	(50,185)	-	-	(50,185)
Beneficial conversion features	-	-	181	-	-	-	181
Capital fund arising from elimination of gain on realization of development stage entity	-	-	7	-	-	-	7

Balance as of December 31, 2005	13,200,000	3,736	132,509	49,164	(21,705)	(259)	163,445

Accumulated unrealized gain from available - for-sale securities					(128)
Accumulated currency translation adjustments					(21,577)

Accumulated other comprehensive loss					(21,705)

* net of issuance expenses in the amount of $3,000 thousands

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2005	2004	2003

	(U.S. $ in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	183	8,099	3,120

Adjustments to reconcile net income to net cash provided by operating activities:

Impairment and write down of investments in investees and loans	138	471	915

Minority interest in earnings of consolidated subsidiaries	1,491	2,480	4,118

Equity in losses of affiliated companies, net	3,109	2,523	1,071

Depreciation and amortization	25,130	20,597	18,547

Impairment of software development costs	-	901	-

Increase (decrease) in accrued severance pay, net	108	287	(620)

Gain from sale of property and equipment	(20)	(60)	(26)

Gain on realization of shareholdings	(4,107)	(8,893)	(2,756)

Amortization of deferred option compensation	134	194	456

Change in accrued interest and capital loss on debentures	1,699	3,471	3,583

Changes in value of long term loans and deposits, net	247	715	(1,659)

Deferred taxes	(391)	(1,101)	827

Accrued interest on redeemable shares in a subsidiary	-	64	320

Gain (loss) on payment of convertible subordinated notes	-	50	(61)

Sale of trading marketable securities, net	(393)	(3,533)	(2,665)

Increase (decrease) in trade marketable securities	1,785	(26)	(991)

Capital loss (gain) on sale of available for sale marketable securities	206	(64)	-

Changes in operating assets and liabilities:

Decrease (increase) in inventories	237	(1,850)	(265)

Increase in trade receivables	(20,717)	(8,044)	(12,649)

Decrease (increase) in other accounts receivable	(472)	(2,146)	7,913

Increase in trade payables	5,038	3,033	2,927

Decrease in other accounts payable and restructuring accrual	(7,265)	(4,641)	(12,475)

Increase in customer advances, net of work in progress	146	5,279	-

Net cash provided by operating activities	6,286	17,806	9,630

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2005	2004	2003

	(U.S. $ in thousands)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of newly-consolidated subsidiaries (Appendix C)	(5,342)	13,724	20,481
Proceeds from realization of investment in previously-consolidated subsidiaries (Appendix D)	-	(353)	12
Proceeds from repayment of debentures	(41)	-	301
Loans to employees	-	(235)	-
Restricted short term deposit, net	(3,918)	(600)	-
Restricted long term deposit, net	1,434	2,554	-
Purchase of property and equipment	(6,006)	(5,718)	(4,887)
Purchase of available for sale marketable securities, net	6,100	(16,413)	-
Proceeds from sale of property and equipment	1,963	1,827	1,246
Investment in and loans to affiliated and other companies	(1,582)	(6,162)	(1,685)
Proceeds from sale of investments in and loans to affiliated companies	813	4,160	1,581
Purchase of an activity by a consolidated company	(111)	-	(429)
Purchase of intangible assets by consolidated companies	-	(449)	-
Investment in long term bank deposits, net	(698)	(639)	18
Capitalization of software development and other costs	(17,743)	(15,367)	(10,172)
Purchase of minority interest in subsidiaries	(2,253)	(5,710)	(23,599)
Proceeds from realization of investment in subsidiaries	4,331	11,025	2,846
Proceeds from investments in short term bank deposits, net	(1,118)	1,245	9,400

Net cash used in investing activities	(24,171)	(17,111)	(4,887)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of subsidiary call warrants	-	-	1,386
Issuance of convertible debt	-	4,357	20,977
Issuance of shares	33,307	-	-
Issuance of treasury stock	-	-	4,796
Exercise of share options in subsidiaries	2,217	-	7,930
Dividend distribution	(50,185)	-	-
Dividend to minority shareholders in subsidiaries	(8,352)	(88)	(4,831)
Short-term bank credit, net	5,467	20,410	(41,344)
Repayment of long-term loans	(19,629)	(29,521)	(5,061)
Receipt of long-term loans	51,156	12,681	19,581
Issuance in a subsidiary to minority shareholders, net	5,344	4,405	479
Convertible debt issuance expenses in a subsidiary	-	(32)	(1,496)
Payment of convertible subordinated notes in a subsidiary	-	-	(4,144)
Payment of issuance expenses in a subsidiary	-	(20)	(361)
Debenture redemption	(18,357)	-	(2,484)
Purchase of treasury stock in a subsidiary by a subsidiary thereof	(4,134)	(102)	-

Net cash provided by (used in) financing activities	(3,166)	12,090	(4,572)

Effect of exchange rate changes on cash and cash equivalents	(4,356)	933	2,724

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(25,407)	13,718	2,895
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	107,174	93,456	90,561

CASH AND CASH EQUIVALENTS AT END OF YEAR	81,767	107,174	93,456

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A – Supplemental cash flow information:

	Year ended December 31,

	2005	2004	2003

	(U.S. $ in thousands)

Cash paid during the year in respect of:
Interest	10,052	7,066	6,547

Income tax	7,467	6,357	4,652

Appendix B – Non-cash activities:

	Year ended December 31,

	2005	2004	2003

	(U.S. $ in thousands)

Purchase of fixed assets against trade payables	343	39	80

Investment in a consolidated company against issuance of share capital to minority shareholders of consolidated company	1,577	-	5,101

Investment in affiliates and other companies, recorded against accounts payable	-	-	807

Purchase of shares from minority shareholders of subsidiary, against accounts payable	100	-	-

Realization of convertible debenture in a subsidiary	-	-	229

Exchange of assets in a subsidiary	70	-	-

Purchase of technology from affiliated company against loan	-	1,695	1,917

Purchase of intellectual property rights against settlement of loan	-	-	642

Warrants issued as consideration for purchase of activity	-	-	121

Dividend in kind in subsidiary	66	-	-

Current maturities of royalties liabilities against account receivables	13	-	-

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix C  –  Acquisition of newly-consolidated subsidiaries:

	Year ended December 31,

	2005	2004	2003

	(U.S. $ in thousands)

Assets and liabilities of subsidiaries consolidated as of acquisition date:

Working capital (other than cash and cash equivalents)	5,446	11,670	12,726

Liabilities arising from the acquisition	209	-	-

Investment in affiliates and others including loans	801	(27,436)	19,014

Property and equipment	(813)	(4,671)	(4,074)

Other assets and deferred expenses	(4,697)	(13,085)	(23,748)

Goodwill arising upon acquisition	(7,981)	(60,524)	(14,379)

Long-term liabilities	533	18,507	8,887

Debentures	-	45,336	12,099

Unrealized gain	-	(1,508)	-

Issuance of shares by a subsidiary	1,408	-	-

Minority interest at acquisition date	(248)	9,182	9,956

Exchange of debentures against shares	-	36,253	-

Total	(5,342)	13,724	20,481

Appendix D – Proceeds from realization of investments in previously-consolidated subsidiaries:

	Year ended December 31,

	2005	2004	2003

	(U.S. $ in thousands)

Assets and liabilities of consolidated subsidiaries as of date of realization

Working capital (other than cash and cash equivalents)	-	(14,204)	330

Investment in affiliate (including loans)	-	1,139	(2,613)

Property and equipment	-	2,081	360

Other assets and deferred expenses	-	-	67

Goodwill	-	7,756	2,133

Long-term liabilities	-	(392)	(201)

Loss (gain) from realization of investments in subsidiaries	-	-	27

Minority interest	-	3,267	(91)

Total	-	(353)	12

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies:

A.	General:

Formula Systems (1985) Ltd. (“Formula”) was incorporated in Israel in 1985. Since 1991, Formula’s shares have been traded on the Tel Aviv Stock Exchange (the “TASE”) and since 1997, through American Depositary Shares (“ADS”) under the symbol FORTY on the NASDAQ National Market in the United States. Each ADS represents one ordinary share of the Formula.

Formula, through its subsidiaries (collectively, the “Company” or the “Group”) is engaged in the development, production and marketing of information technology (“IT”) solutions and services. The Group operates in two principal business segments, IT Services and Proprietary Software Solutions. For a description of the segments - see Note 16H.

The following table presents certain information regarding the control and ownership of Formula’s significant subsidiaries and material investments, as of the dates indicated:

	Percentage of ownership and control

	December 31, 2005	December 31, 2004

Name of subsidiary:	%

Matrix IT Ltd. (“Matrix”)	51.11	58.63

BluePhoenix Solutions Ltd. (“BluePhoenix”) (formerly - “Crystal Systems Solutions Ltd.”)	59.22	58.66

Magic Software Enterprises Ltd. (“Magic”)	50.27	50.1

nextSource Inc.	100	100

Sapiens International Corporation N.V. (“Sapiens” )	59.22	52.37

Formula Vision Technologies (F.V.T.) Ltd. (“Formula Vision”)	56.9	56.2

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

Unrealized gains and losses from marketable securities classified as “available for sale” are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

Unrealized gains and losses from marketable securities classified as “trading” are reported in the statement of income.

Investments are periodically reviewed to determine whether other-than-temporary impairment in value has occurred, in which case the investment is written down to its fair value.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over their estimated useful lives. The following are the annual depreciation rates:

%

Computers and equipment	6 - 33 (mainly 33)

Motor vehicles	15-33 (mainly 15)

Buildings	4

Leasehold improvements	10 - 20 (mainly 20)

Over the term of the lease or the life of the assets, whichever is shorter.

I.	Goodwill:

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

Goodwill related to equity method investees and cost investees are not amortized (as of January 1, 2002 and thereafter) but is tested for impairment under the provisions of APB 18.

As of December 31, 2005, 2004 and 2003, no impairment was required. There can be no assurance that future goodwill impairment tests will not result in a charge to net income.

J.	Software Development Costs:

Development costs of software, which is intended for sales that are incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” of the FASB.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

J.	Software Development Costs (cont.):

Software development costs incurred before technological feasibility has been established are charged to the statement of income as incurred, net of participation of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”).

Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is calculated according to the higher of the straight-line method over the remaining useful life of the product or based on the ratio of current gross revenues to current and anticipated future gross revenues. At present, amortization is computed under the straight-line method, mainly over a period of 3-5 years. During the year ended December 31, 2005, consolidated subsidiaries capitalized software development costs aggregating $17.7 million (2004 - $15.4 million, 2003 - $10.2 million) and amortized capitalized software development costs aggregating $12.7 million (2004 - $10.1 million, 2003 - $8.1 million).

Management estimates that the total capitalized costs do not exceed the net realizable value of the software product. In the event that unamortized software development costs exceed the net realizable value of the product, they are written down to net realizable value. As of December 31, 2005 no impairment was recorded (During 2004 an impairment of capitalized software development costs in the amount of $901,000 was recorded).

K.	Other Intangible Assets:

Other intangible assets are comprised of related intangible assets of customers and acquired technology and are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Related intangible assets of customer and acquired technology are amortized over a period of 8 and 5-10 years, respectively.

The Company reviews the useful life of its intangible assets annually.

L.	Impairment in Value of Long-Lived Assets:

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. For the years ended December 31, 2005, 2004 and 2003, no impairment losses have been identified.

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

The expenses in respect of severance pay for the years ended December 31, 2005, 2004 and 2003 were $7,728 thousand, $5,121 thousand and $5,216 thousand, respectively.

N.	Revenue Recognition:

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

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

N.	Revenue Recognition (cont.):

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

The Company recognizes revenues from projects as follows:

(i)

Revenue from projects billed on a time and material basis is recognized in accordance with SOP 81-1 “Accounting for Performance of Construction - Type and Certain Production - Type Contracts”, using contract accounting on a percentage of completion method, on the basis of the relationship between actual costs incurred and the total costs that are expected to be incurred over the duration of the contract. Provision is made for estimated losses and uncompleted contracts, in the amount of the estimated losses on the entire contract in the period in which such losses first become evident. As of December 31, 2005, no such estimated losses were identified.

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

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

N.	Revenue Recognition (cont.):

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

Deferred revenue includes unearned amounts received under maintenance contracts and amounts received from customers but not yet recognized as revenues. Payments for maintenance fees are generally made in advance and are nonrefundable.

Management believes that the Company’s revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and SAB 104, “Revenue Recognition in Financial Statements”.

Revenues from certain agreements are recorded on a gross basis under the provisions of EITF No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” as the Company is the primary obligor under the arrangements and the Company takes credit risk.

O.	Government Grants:

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

P.	Provision for Warranty:

In light of the past experience, Formula and the majority of its subsidiaries do not record any provision for warranties in respect of their products and services.

Q.	Advertising Costs:

The Company records advertising expenses as incurred. Advertising cost for the year ended December 31, 2005 was $2,009 thousand.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

R.	Gain on Realization of Shareholdings:

Gain on realization of shareholdings includes the results of realization of the Company’s shareholdings in investees arising either on the sale of such shareholdings or from the issuance of stock by the investees to third parties, which is recognized in accordance with the provisions of Staff Accounting Bulletin (SAB) No. 51 issued by the Securities and Exchange Commission. The Company charges such results to the statement of operations, provided that the conditions stipulated by SAB 51 for such recognition have been met.

S.	Deferred Income Taxes:

Formula and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Formula and its subsidiaries provide a valuation allowance, where necessary, in order to reduce deferred tax assets to an amount that is more likely than not to be realized, in the future years.

T.	Earnings (Loss) Per Share:

Earnings per share (“EPS”) are calculated in accordance with the provisions of SFAS No. 128 of the FASB (“SFAS 128”). SFAS 128, “Earnings per Share” requires the presentation of both basic and diluted EPS.

Basic net earnings per share are calculated on the basis of the weighted average number of common shares outstanding during each year. The diluted earnings per share are calculated on the basis of the weighted average number of common shares outstanding during each year, plus the dilutive potential common shares considered outstanding during the year.

U.	Treasury Shares Held by the Company:

Shares of the Company that are held by the Company (treasury shares) are presented as a reduction of shareholders’ equity, at their cost to the Company. Gains and losses upon the sale of these shares, net of related income taxes, are carried to additional paid-in capital and to retained earnings, respectively.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

V.	Concentration of Credit Risks - Allowance for Doubtful Accounts:

Most of the Group’s cash and cash equivalents and short-term investments as of December 31, 2005 and 2004 were deposited with Israeli, U.S. and European banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

Most of the Group’s sales are made in Israel, North America and Europe, to a large number of customers.

The Group’s trade receivables are derived from sales to large, firm organizations located mainly in Europe, North America and Israel. The Group performs ongoing credit evaluations of its customers and has established an allowance for doubtful accounts based upon factors relating to the credit risk of specific customers and other information. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. From time to time, the Company sells certain of its accounts receivable to financial institutions, within the normal course of business. Where receivables are sold without recourse to the Company, the relevant receivable is de-recognized and cash recorded. Where receivables are sold with full or partial recourse to the Company, the receivable is not de-recognized and a liability reflecting the obligation to the financial institution is recorded within financial debts until the Company’s liability is discharged through the financial institution receiving payment from the customer.

Formula and its subsidiaries had no off-balance-sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements as of December 31, 2005.

The provision for doubtful accounts charged to general and administrative expenses amounted to $2.7 million, $1.2 and $14 million in the years 2005, 2004 and 2003, respectively, and was determined for specific debts where doubt existed as to their collectability.

W.	Options Granted to Employees:

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

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

W.	Options Granted to Employees (cont.):

However, it also allows companies to account for those plans, with respect to options granted to employees, using the accounting treatment prescribed by APB 25.

The Company has elected to account for share option plans according to APB 25 and FIN 44 and has accordingly complied with the disclosure requirements set forth in SFAS 123 for companies electing to apply APB 25.

Compensation costs in respect of such plans in the net amounts of $70 thousand, $65 thousand and $193 thousand, respectively, were charged to income in 2005, 2004 and 2003. Had the compensation costs in respect of the Company’s plans been determined based on the fair value at the grant date, consistent with the method of SFAS 123 as amended by SFAS 148, the Company’s net income and earnings per share would have been decreased to the pro-forma amounts indicated below:

	Year Ended December 31

	2005	2004	2003

	(U.S. $ in thousands except per share amounts)

Net income, as reported	183	8,099	3,120

Add: Stock-based employee compensation expenses included in reported net income, net of related tax effects	70	65	193

Less: Total stock-based employee compensation expenses determined under the fair value based method for all awards, net of related tax effects	(4,270)	(1,615)	(1,832)

Pro-forma net income (loss)	(4,017)	6,549	1,481

Earnings (loss) per share:

Basic - as reported	0.01	0.73	0.29

Basic - pro forma	(0.31)	0.58	0.12

Diluted - as reported	0.01	0.65	0.24

Diluted - pro forma	(0.31)	0.51	0.09

X.	Derivatives and Hedging:

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

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

X.	Derivatives and Hedging (cont.):

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

Y.	Fair Value of Financial Instruments:

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

The fair value of the debentures with a carrying value in the amount of $17,259 thousand as of December 31, 2005 according to the quoted price in the TASE is $14,546 thousand. The fair value of the traded warrants does not significantly differ from their carrying amount.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

AA.	Recently Issued Accounting Pronouncements:

In December 2004, the FASB issued FAS No. 123R, “Share Based Payment.” SFAS No. 123R requires that compensation costs related to share based payment transactions to be recognized in the financial statements. In most cases the amount of compensation cost will be measured based on the grant date fair value of the equity or liability issued. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Awards classified, as liabilities will be remeasured to fair value each reporting period. The compensation cost will be recognized over the period that the employee provides service in exchange for the award. Under SFAS No. 123R, the pro forma disclosures previously permitted no longer will be an alternative to financial statements recognition. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB 25, Accounting for Stock Issued to Employees. SFAS No. 123R is effective for public entities as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.

In April 2005, the Securities and Exchange Commission announced the adoption of a new rule that amends the effective date for Statement No. 123R. The new rule does not change any of the accounting provisions.

In March 2005, the SEC issued Staff Accounting Bulletin No.107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. After assessing the potential impact of the provisions of SFAS No. 123R on the consolidated financial statements in fiscal year 2006, the Company decided to minimize its exposure to the accounting pronouncement by accelerating the vesting period of several outstanding unvested options. Effective December 27, 2005, the Company accelerated several outstanding unvested options as to be fully-vested as of such date. The Company will apply the modified prospective method, which requires that compensation expenses be recorded for all unvested share options upon adoption of SFAS No. 123R. The Company does not expect that the adoption of SFAS No. 123R will have a material impact on its consolidated results of operations and financial condition beginning in 2006.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

AA.	Recently Issued Accounting Pronouncements (cont.):

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006. The Company is currently evaluating the effect that the adoption of SFAS 154 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods after December 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006. The Company is currently evaluating the effect that the adoption of FSP 115-1 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

The adoption of the following recent accounting pronouncements did not have a material impact on the Company’s results of operations and financial condition.

	—	SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29,” and

	—	FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.”

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

AA.	Recently Issued Accounting Pronouncements (cont.):

In February 2006, the FASB issued FAS 155, accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have bee issued for the financial year. Management is currently evaluating the impact of this statement, if any, on the Company’s financial statements or its results of operations.

Note 2 – Certain Transactions:

A.

In December 2001, in connection with the purchase by F.V.T of Formula’s interests in certain privately-held companies, F.V.T issued to Formula a series of debentures of $58.9 million in the aggregate, linked to the Israeli CPI and bearing interest at an annual rate of 5%. Under their terms, the debentures are required to be repaid in five annual installments, subject to adjustments based on the income of F.V.T during each of the five years. The debentures provide that the payments on account of the debentures plus linkage differences will be no less than 30% and no more than 70% of the income arising from the sale of the transferred companies in any calendar year. “Income” for these purposes is defined as the amounts received by F.V.T, if any, in consideration for a sale of any of the transferred companies in any given calendar year, less selling expenses, as well as amounts received by F.V.T from distributions to be made by any of the transferred companies in any given calendar year. Payments to be made on account of the debentures, in any given calendar year, will be no less than 20% of the annual profit as recorded in the financial statements of F.V.T. Any amounts which remain outstanding will be payable at the end of the 5-year period. In connection with this transaction, Formula lent to F.V.T on March 31, 2002 an additional $19.4 million and F.V.T issued to us an additional series of debentures for this amount, with similar terms as the debentures issued in December 2001. In the event that during the term of the indebtedness, F.V.T issues to a third party convertible debentures, Formula is entitled to convert the indebtedness into the same class of convertible debentures, having the same terms of the convertible debentures issued to the third party.

In January 2004, Formula exchanged approximately $35 million of the aggregate amount of the debentures for 38,000,000 shares of F.V.T issued to Formula and constituting 59.4% of the outstanding share capital of F.V.T. The price per share was NIS 4.11 ($0.93) which reflects the average closing price of F.V.T’s shares on the TASE during the 30 days preceding Formula’s resolution approving the transaction. Following the exchange of a portion of the debentures, the outstanding amount of the debentures was $43.2 million.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (cont.):

A.	(cont.):

All unrealized gains which were resulted out of the original transaction in 2001, were eliminated during the 2004 transaction.

F.V.T is a managing and holding company, guiding a group of privately held IT companies with innovative, proprietary technologies and solutions targeting international markets. Formula Vision holds a controlling interest in some of these privately held companies and a minority interest in the other members of the group.

The results of operations of F.V.T are included in the results of operations of the Company for all of 2004.

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

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (cont.):

A.	(cont.):

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

In December 2005, the general meeting of Formula’s shareholders approved an amendment to the debentures pursuant to which, all repayments under the debentures due in 2005 and 2006 would be deferred to December 31, 2006, provided that the amount of cash and cash equivalents that F.V.T holds does not exceed the amount of its bank loans.

B.

On May 30 2002 Formula consummated a public offering in Israel of $14.8 million of debentures. In June 2005 the company repaid the outstanding amount of the debentures. The aggregate amount repaid was $14.9 million.

C.	On July 30, 2002, Matrix consummated a public offering in Israel of $21 million debentures linked to the CPI and bearing interest at an annual rate of 4.95%, to be repaid on August 5, 2005.

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

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (cont.):

C.	(cont.):

The debentures were issued at a discount, which is being amortized over the life of the debentures.

During 2003, Matrix IT Systems Ltd. sold all of Matrix’s convertible debentures held by it for an aggregate consideration of $4.5 million.

During the period of account all of the debentures were converted into Matrix’s shares except for $1,800 thousands which were paid by Matrix.

D.

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

E.

In April 2000, Sapiens completed a private placement of 600,000 shares of common stock (“investors’ shares”) in its wholly-owned subsidiary, eZoneXchange.com, Inc. (“eZoneXchange”), for $15 million. The investors also received a warrant to purchase an additional 2.25% of the Common stock of eZoneXchange at the same private placement share price of $25 per share. As part of the transaction, Sapiens entered into a Put/Call Agreement pursuant to which the investors were granted the right (exercisable in whole or in part) to cause Sapiens during the put option exercise period (May 4, 2004 through May 3, 2005) to repurchase the investors’ shares at the principal amount of the investors’ investment plus 5% annual interest accrued thereon from May 4, 2000.

During February 2001, Sapiens decided to close the operations of eZoneXchange, and repurchased 173,100 of the investors’ shares with a cash repayment of $4.5 million for principal and interest, according to an amendment to the Put/Call Agreement. As a result, the amount of the principal portion of the redeemable shares in a subsidiary to be repaid in cash was decreased by $4.2 million, net of expenses. In addition, in accordance with the amendment, if the market price of the Sapiens’s Common share reaches $10 per share, the investors will have the right to sell 192,333 shares of its eZoneXchange stocks in return for the Sapiens’s 363,776 Common shares at a price of $13.75 per share.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (cont.):

E.	(cont.):

No interest is accrued for the amended portion of the investment. The remaining portion of the investment to be repaid in shares (approximately $2.5 million) would continue to be subject to the original terms of the Put/Call Agreement. The amendment also terminated a call option previously held by the Sapiens.

As of March 16, 2004, the balance of the Redeemable Shares in a Subsidiary totaled approximately $11.6 million, including interest accrued through that date.

On March 16, 2004, Sapiens and the investors signed an agreement according to which, among other terms specified in the agreement, Sapiens would redeem the remaining eZoneXchange common shares and eZoneXchange warrants held by the investors by three means:

1.	Issuance of shares: Sapiens issued to the investors an aggregate of 750,000 of the Sapiens’s Common shares on March 26, 2004.

As of the date of these financial statements, the investors did not exercise their demand right to register the Common shares issued.

The Common shares issued were valued at approximately $2.7 million, based on Sapiens’s stock market price on the date of issuance (March 26, 2004).

2.

Loan payable: Sapiens agreed to pay an amount of $8.6 million to the investors, bearing annual interest of 7.5% compounded annually on the outstanding principal from January 1, 2004, to be paid semi-annually, with principal payments of $4.6 million by no later than May 1, 2004, and $4.0 million by no later than May 1, 2005. The May 1, 2004 payment was made by the Sapiens.

The 7.5% interest rate was considered as market interest rate for debt with similar risk, and accordingly, the fair value of the loan payable was determined to be its carrying value.

3.

Warrants: Sapiens issued to the investors warrants to purchase 350,000 Common shares at an exercise price of $4.00 per Common share of Sapiens, exercisable at any time and from time to time during the period from issuance to December 31, 2007.

The warrants were valued at $560,000 using the Black-Scholes option pricing model with the following assumptions: exercise price $4.00, fair value of the underlying shares of $3.65, interest rate 2.5%, dividend yield 0%, and volatility of 60%.

The difference between the fair value of the three components, equal to $11,868,000, and the carrying amount of the liability before the modification of $11,569,000, in the amount of $299,000, was recorded as a Settlement of Redeemable Shares in a Subsidiary deemed dividend in the 2004 consolidated statements of operations.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (cont.):

E.	(cont.):

Pursuant to an evaluation of the terms of the agreement under the provisions of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and potentially settled in, a Company’s Own Stock”, Sapiens has classified all the above derivative financial instruments issued in connection with the private placement as liabilities.

On May 29, 2005, Sapiens entered into an agreement with the investors regarding the payment of the remaining $4.0 million originally due on May 1, 2005. It was agreed that the Sapiens would pay $2.0 million on May 1, 2005, $1.0 million on April 1, 2006 and $1.0 million on August 1, 2006. The investors may, at their sole discretion, convert all or any portion of the $1.0 million payable on August 1, 2006 into Sapiens’s Common shares, at a conversion price per each share of $3.20. In addition, the interest due on the remaining amount was changed to Libor + 2.5%(6.5% as of December 31, 2005). The first installment of $2.0 million was paid.

The modification of the loan terms was accounted for as debt extinguishment due to the addition of a conversion option to the debt instrument which was considered substantial. The difference between the fair value of the amended loan and the book value of old loan was immaterial

F.

On September 23, 2004, F.V.T and Transtech, a subsidiary of F.V.T, Giza and Accel, entered into an agreement with funds under which the Funds and F.V.T. invested in Transtech $19 million (of which $14 million were invested by Giza and Accel) for preferred shares representing 47% in the equity of Transtech. The funds were also granted an option to purchase 50% of their original investment for a price of 150% of the current purchase price. The option is for 5 years.

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

In March 2006, Formula Vision sold some of the shares of its affiliate, Transtech, to a third party for a consideration of $8.75 million.

In April 2006, in connection with the agreements with FIMI and IDB to purchase from them shares of Transtech held by them, Formula Vision paid to FIMI and IDB $5.4 million.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (cont.):

G.

In March 2005, Formula completed a private placement of 2,400,000 Formula shares for an aggregate consideration of $33 million. The shares were issued to FIMGold LP, an entity owned in equal shares by Dan Goldstein and FIMI Opportunity Fund. Concurrently with the closing of the private placement, Dan Goldstein sold to FIMGold LP all of his holdings in Formula and F.V.T. Following these transactions, FIMGold LP holds 33.3% controlling interest in Formula and approximately 24% interest in F.V.T.

H.	In August, 2005 a subsidiary of F.V.T (F.T.S - Formula Telecom Solutions Ltd) raised $7.5 million in an IPO in the AIM in London, which resulted in a gain of $988 thousands to the group.

I.

In December 2005 and April 2006, Formula repaid to First Israel Mezzanine Investors Ltd and Israel Discount Bank, a debenture in the aggregate principal amount of $4.7 million issued by Formula in 2002.

Note 3 – Short-term Investments:

A.	Comprise:

	Interest rate
		December 31,
	December 31, 2005
		2005	2004

	%	(U.S. $ in thousands)

Trading securities	-	13,136	13,556

Available-for-sale securities	-	9,718	16,380

Short-term deposits	0.03-3.66	876	-

Restricted deposits	0.75-3.52	12,455	9,137

Total		36,185	39,073

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Short-term Investments (cont.):

B.	The following is a summary of marketable debt securities which are classified as available-for-sale:

	December 31,

	2005			2004

	(U.S. $ in thousands)

	Amortized cost	Unrealized gains (losses)	Market value	Amortized costs	Unrealized gains (losses)	Market value

Available-for-sale:
Government debentures	1,732	(71)	1,661	3,513	(11)	3,502
Commercial debentures	7,698	(91)	7,607	11,960	(103)	11,857
Equity funds	486	(36)	450	980	41	1,021

Total available-for-sale marketable securities	9,916	(198)	9,718	16,453	(73)	16,380

During 2005, the Company recorded proceeds from sales of marketable securities in the amount of $11,249 thousands and related gains of $255 thousands in financial income, net.

Since the Company has the ability and intent to hold these investments until a recovery of fair value, the Company does not consider these investments to be other than temporarily impaired as of December 31, 2005. In addition, these securities have been in a continuous unrealized losses position for a period not more than 12 months.

The estimated fair value of available-for-sale investments as of December 31, 2005, by contractual maturity, are as follows:

	December 31,

	2005		2004

	(U.S. $ in thousands)

	Cost	Market value	Amortized costs	Market value

Available-for-sale:
Matures in one year	5,781	5,787	980	1,021
Matures in one to five years	3,251	3,076	9,835	9,684
Matures in more than five years	884	855	5,638	5,675

	9,916	9,718	16,453	16,380

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Loans and Other Investments:

Comprise:

			December 31,

	Interest rate		2005	2004
		Linkage
	%	basis	(U.S. $ in thousands)

Cost of shares (1)			940	1,788

Long-term prepaid expenses			561	640

Restricted deposit	-	Dollar	-	1,532

Deposit	-	Dollar	244	55

Deposit	-	CPI	344	348

Deposit	0-3	Yen	544	378

Deposit	-	Euro	2	-

Deposit	-	GBP	15	-

Loan (2)	-	CPI	441	506

			1,590	2,819

Total			3,091	5,247

(1)	During 2005 and 2004 impairment losses on cost investments have been identified in the amounts of $0 thousand and $93 thousand respectively.

(2)	No repayment date has been set.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Investments in Affiliates:

A.	The Investments are composed and presented as follows:

	December 31,

	2005	2004

	(U.S. $ in thousands)

Investment in shares:

Cost	24,873	28,188

Goodwill and allocated original excess cost **	(9,547)	(12,174)

Net asset value as of acquisition date	15,326	16,014

Equity in post-acquisition undistributed retained losses, net	(4,935)	(4,159)

Net asset value as of the balance sheet date	10,391	11,855

Balance of goodwill	9,668	12,297

	20,059	24,152

Loans to affiliates:
Index-linked and interest-free *	98	117

Linked to the dollar and bearing annual interest of 3.71%*	100	120

Total	20,257	24,389

*	No repayment date has been set.

**	Beginning on January 1, 2002, the investment is being tested for impairment on an annual basis rather than amortizing the goodwill as required by previous accounting standards (see Note 1I).

B.	Following are details relating to the financial position and results of operations of investees in the aggregate:

	December 31,

	2005	2004

	(U.S. $ in thousands)

Total assets	103,693	92,849

Total liabilities	(34,311)	(31,984)

Net loss	(13,823)	(7,784)

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Property and Equipment, net:

Comprise:

	December 31,

	2005	2004

	(U.S. $ in thousands)

Cost:

Computers and equipment	74,166	63,228

Motor vehicles	2,869	5,538

Buildings	4,569	11,614

Leasehold improvements	16,491	8,434

	98,095	88,814

Accumulated Depreciation:

Computers and equipment	63,172	51,933

Motor vehicles	1,180	2,058

Buildings	1,214	2,973

Leasehold improvements	9,044	5,321

	74,610	62,285

Depreciated balance	23,485	26,529

Depreciation expense totaled $7,031 thousand; $7,810 thousand and $7,251 thousand for the years ended December 31, 2005, 2004 and 2003, respectively.

See Note 13.B with respect to pledges.

Note 7 – Goodwill:

The changes in the carrying amount of goodwill for the year ended December 31, 2005 are as follows:

U.S. $ in thousands

Balance as of January 1, 2005	196,921

Acquisition of additional interest in subsidiaries	6,989

Capital fund	(1,398)

Realization and decrease in shareholding percentage	(3,396)

Acquisition of newly-consolidated subsidiaries	7,981

Realization of previously consolidated subsidiaries	(866)

Foreign currency translation adjustments	(6,193)

Balance as of December 31, 2005	200,038

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Other Assets, Net:

Comprised as follows:

		December 31,

		2005	2004

		(U.S. $ in thousands)

A.	Original amounts:
	Capitalized software development costs	124,233	113,135

	Deferred expenses and others	18,423	13,369

	Deferred tax asset	6,282	5,467

		148,938	131,971

	Accumulated amortization:
	Capitalized software development costs	71,846	62,045

	Deferred expenses and others	7,425	5,488

		79,271	67,533

	Total	69,667	64,438

B.	Amortized expenses totaled $15,657 thousand, $11,496 thousand and $10,573 thousand for the years ended December 31, 2005, 2004 and 2003, respectively.

As for impairments of software development cost, see Note 1J.

C.	Estimated deferred expenses and other intangible assets amortization expenses for the years ended:

(U.S. $ in thousands)

December 31,

2006	3,264

2007	2,261

2008	1,976

2009	952

2010 and thereafter	1,843

Note 9 – Debentures:

			December 31,

			2005	2004
		Interest rate
	Linkage		(U.S. $ in thousands)

Debenture (see note 2C)	CPI	5.77	-	15,875

Convertible debenture (see note 2D)	CPI	4.95	4,464	14,139

Convertible debenture	Dollar	6	3,540	2,360

Total			8,004	32,374

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Liabilities to Banks and Others:

A.	Composition:

	Interest rate	Linkage basis	Long-term liabilities	Current maturities	Total long-term liabilities net of current maturities	Total long-term liabilities net of current maturities

	December 31, 2005		December 31, 2005			December 31, 2004

	%		(U.S. $ in thousands)			(U.S. $ in thousands)

	3.88-5	Dollar	13,680	3,501	10,179	13,037

	4.32-7.66	CPI	3,329	1,551	1,778	2,209

	0-9.35	Other	45,151	4,450	40,701	4,223

			62,160	9,502	52,658	19,469

	Warrants		74	-	74	320

Total			62,234	9,502	52,732	19,789

B.	Maturity Dates:

	December 31,

	2005	2004

	(U.S. $ in thousands)

First year (current maturities)	9,502	17,349

Second year	16,561	17,909

Third year	17,145	1,404

Fourth year	18,113	102

Fifth year	913	27

Sixth year and thereafter	-	347

Total	62,234	37,138

C.	For details of liens and guarantees, see Note 13.

Note 11 – Debentures:

Comprised as follows:

			December 31,

			2005	2004

	Linkage	Interest rate	(U.S. $ in thousands)

		Six-month
		Libor
Convertible debenture (see Note 2G)	Dollar	4.95%	4,342	5,149
Convertible debenture (see Note 2D)	CPI	5%	-	17,363
Convertible debenture	Dollar	6%	3,540	4,720
Convertible debentuere (see Note 2E)	Dollar	5%	18,483	18,246

			26,365	45,478
Deferred issuance expenses, net			1,552	1,893

			24,813	43,585
Current maturities			8,004	2,360
Current maturities (see note 2D)			-	14,139

			16,809	27,086

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Debentures (cont.):

In accordance with APB No. 14, “Accounting for Convertible debt and Debt Issued with Stock Purchase Warrants”, EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion features or Contingently Adjustable Conversion Ratios”, and EITF 00-27, “Application of issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”), a portion of the proceeds of debt securities issued with detachable warrants was allocated to the Options and the Warrants, at time of issuance. Amounts allocated to the Options (Series A) and the Warrants are accounted for as liabilities, in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock” (“EITF 00-19”), and are marked to market, based on their fair values in the TASE at each reporting date, against financial income (expense).

In accordance with EITF 00-27, the commitment date of the Debentures is the date the offering was completed and the measurement date of the Options was the exercise date of the Options.

No beneficial conversion feature was recorded on the Debentures, because the effective conversion price of the Debentures (Series A) was higher than the fair value of the Common share on the commitment date.

Pursuant to an evaluation of the terms of the agreement under the provisions of EITF 00-19, the Company has classified all the above derivative financial instruments issued in connection with the private placement as liabilities.

Note 12 – Employee Option Plans in Subsidiaries:

Certain subsidiaries granted options to their employees to purchase shares in the respective companies. The options were mainly granted in the years 1999-2003. In general, the options are exercisable 2-3 years after the date of grant and expire 7-10 years after grant. Most of the options were granted as part of plans that were adopted in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance, which stipulate, inter alia, that the subsidiaries will be able to claim the benefit that was charged to the employees as an expense for tax purposes, if and when the employees become liable for tax on the said benefit. For further information with respect to expenses relating to the benefit to the employees, and additional disclosure required by FAS 123, see Note 1W.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Employee Option Plans in Subsidiaries (cont.):

A.	The following is a summary of the status of options plans in BluePhoenix as of December 31, 2005, 2004 and 2003 and changes during the years then ended:

	Year ended		Year ended		Year ended
	December 31, 2005		December 31, 2004		December 31, 2003

	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

		$		$		$

Options outstanding at the beginning of the year	2,132,587	5.00	2,159,993	4.99	1,347,260	6.56

Changes during the year:

Granted	834,712	4.96	163,721	6.00	923,000	3.03

Exercised	(10,299)	3.05	(33,767)	3.56	(35,267)	2.33

Forfeited	(191,183)	8.04	(157,360)	6.29	(75,000)	9.46

Options outstanding at the end of the year	2,765,817	4.78	2,132,587	5.00	2,159,993	4.99

Options exercisable at year-end	2,399,484	4.78	877,049	6.08	1,233,575	6.04

Weighted-average fair value of options granted during the year*		1.47		1.71		0.54

*

The fair value of each option that was granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2005 - 41%, 2004 - 26%, 2003 - 28%, risk-free interest rate 2005 - 3.93%, 2004 – 2.78%, 2003 - 2.1% and expected life: 2005, 2004 and 2003 -3 years.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Employee Option Plans in Subsidiaries (cont.):

A.	(cont.):

The following table summarizes information in respect of outstanding options as of December 31, 2005.

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2005	Weighted Average Exercise Price

$		Years	$		$

2.25	416,000	7.25	2.25	166,000	2.25

3.00	106,701	7.50	3.00	106,701	3.00

3.00	150,000	6.50	3.00	150,000	3.00

3.00	80,000	6.09	3.00	26,667	3.00

3.50	70,000	7.50	3.50	70,000	3.50

3.50	19,500	7.75	3.50	6,500	3.50

4.00	200,000	7.83	4.00	150,000	4.00

4.00	150,000	10.00	4.00	150,000

4.50	39,183	5.50	4.50	39,183	4.50

4.50	63,000	9.67	4.50	63,000	4.50

5.00	37,400	9.83	5.00	37,400

5.00	434,312	10.00	5.00	434,312

5.20	139,500	0.75	5.20	139,500	5.20

5.50	13,000	4.83	5.50	13,000	5.50

6.00	28,000	8.00	6.00	28,000	6.00

6.00	143,721	8.42	6.00	143,721	6.00

6.00	150,000	9.67	6.00	150,000

6.50	311,900	0.21	6.50	311,900	6.50

6.50	2,000	8.00	6.50	2,000	6.50

8.00	80,000	3.50	8.00	80,000	8.00

9.63	43,000	4.25	9.63	43,000	9.63

10.50	88,600	5.25	10.50	88,600	10.50

	2,765,817			2,399,484

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Employee Option Plans in Subsidiaries (cont.):

B.	The following table is a summary of the status of option plans in Magic as of December 31, 2005, 2004 and 2003:

	Year ended December 31, 2005		Year ended December 31, 2004		Year ended December 31, 2003

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

		$		$		$

Options outstanding at the beginning of the year	2,513,237	2.95	3,346,406	2.26	2,751,937	2.31

Granted	820,028	1.70	406,601	4.84	1,924,283	2.57

Exercised	(80,604)	1.04	(973,551)	1.28	(775,284)	1.17

Cancelled	-	-	-	-	-	-

Forfeited	(191,445)	3.54	(266,219)	3.6	(554,530)	3.35

Outstanding at the end of the year	3,061,216	2.62	2,513,237	2.95	3,346,406	2.26

Exercisable at the end of the year	3,061,216	2.62	1,423,970	2.28	1,304,338	1.92

Weighted average fair value of options granted during the year *		1.1		2.2		1.28

*

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes Option Valuation Model, with the following weighted-average assumptions for each of the three years in the period ended December 31, 2005,2004 and 2003: expected volatility of 80%, 67.3% and 66.6%, respectively, risk-free interest rates of 3.9%, 2.8% and 1.5% respectively, dividend yields of 0% for each year, and a weighted average expected life of the option of 5 years, 3 years and 3 years, respectively.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Employee Option Plans in Subsidiaries (cont.):

B.	(cont.):

The following table summarizes information regarding options outstanding as of December 31, 2005:

	Options Outstanding			Options Exercisable

Range of Exercise Price	Number Outstanding at December 31, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2005	Weighted Average Exercise Price

$		Years	$		$

0-1	289,006	6	0.85	289,006	0.85

1-2	1,464,024	8	1.33	1,464,024	1.33

2-3	15,900	4	2.45	15,900	2.45

3-4	616,234	8	3.84	616,234	3.84

4-5	479,391	8	4.11	479,391	4.11

5-6	145,500	8	5.95	145,500	5.95

6-7	1,011	4	6.14	1,011	6.14

10-11	41,150	4	10.16	41,150	10.16

18-19	9,000	4	18.79	9,000	18.79

	3,061,216	8	2.62	3,061,216	2.62

C.	The following is a summary of the status of option plans in Matrix as of December 31, 2005 and 2004 and changes during the years then ended:

	Year ended December 31, 2005		Year ended December 31, 2004

	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

		$		$

Options outstanding at the beginning of the year	6,031,380	1.8	5,665,002	1.62

Changes during the year:

Granted	530,800	1.710	1,359,000	2.26

Exercised	(1,329,302)	1.434	(890,831)	1.6

Forfeited	(29,219)	1.410	(101,791)	1.64

Options outstanding at the end of the year	5,203,659	1.588	6,031,380	1.8

Options exercisable at end of year	5,180,707	1.588	3,689,752	1.65

Weighted average fair value of options granted during the year(*)		-		1.15

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Employee Option Plans in Subsidiaries (cont.):

C.	(cont.):

*

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants: dividend yield of 0% for all the years; expected volatility: 2004 - 31.3%, 2003 - 47.31%, risk-free interest rate (in NIS terms) of 3.5% in 2004 and 5.5% in 2003, and expected lives: 2004 - 9.98 years and 2003- 7.1 years.

The following table summarizes information in respect of options outstanding as of December 31, 2005:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2005	Weighted Average Exercise Price

$		Years	$		$

1.199	459,054	2.68	1.199	463,654	1.199

1.399	2,389,772	3.39	1.399	2,362,220	1.399

1.599	839,833	3.55	1.599	839,833	1.599

1.999	1,515,000	4.34	1.999	1,515,000	1.999

	5,203,659			5,180,707

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Employee Option Plans in Subsidiaries (cont.):

D.	The following is a summary of the status of options plans in Sapiens as of December 31, 2005, 2004 and 2003 and changes during the years then ended:

	Year ended December 31, 2005		Year ended December 31, 2004		Year ended December 31, 2003

	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

		$		$		$

Options outstanding at the beginning of the year	1,640,871	9.05	1,558,495	10.25	**1,580,713	11.25
Changes during the year:

Granted	1,608,200	2.61	321,539	4.05	157,600	4.06

Exercised	(19,500)	-	(5,000)	4.07	(6,820)	3.91

Forfeited	(417,359)	8.31	(234,163)	10.23	(172,998)	14.05

Options outstanding at the end of the year	**2,812,212	5.54	**1,640,871	9.05	**1,558,495	10.25

Options exercisable at year-end	2,812,212	5.54	1,143,432	11.24	1,095,779	11.86

Weighted-average fair value of options granted during the year*		1.32		1.46		2.30

*

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2005 - 83%, 2004 - 65%, 2003 - 83%, risk-free interest rate 2005 - 4.41%, 2004- 3.74%, 2003 - 2% and expected life: 2005 -6.9 years, 2004 - 2.5 years and 2003- 3.5 years.

**	Including 102,100, 102,100, and 62,300 options repriced to zero, as of December 31, 2003, 2004 and 2005.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Employee Option Plans in Subsidiaries (cont.):

D.	(cont.):

The following table summarizes information in respect of options outstanding as of December 31, 2005:

	Options Outstanding			Options Exercisable

Range of Exercise Price	Number Outstanding at December 31, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2005	Weighted Average Exercise Price

$		Years	$		$

-	62,300	1.37	-	62,300	-

1.61-1.74	309,000	8.72	1.73	309,000	1.73

1.86-2.63	386,400	8.74	2.32	386,400	2.32

3	1,000,000	9.86	3.00	1,000,000	3.00

3.28-3.75	169,800	3.63	3.55	169,800	3.55

4.06-5.70	653,600	4.37	4.56	653,600	4.56

11.25-16.875	75,050	0.88	12.07	75,050	12.07

19.375-29.375	30,650	3.74	28.67	30,650	28.67

32.5-47.5	90,112	2.94	37.58	90,112	37.58

61.25-69.375	35,300	3.98	67.67	35,300	67.67

	2,812,212		5.54	2,812,212	5.54

E.	The following is a summary of the status of options plans in F.V.T as of December 31, 2005 and changes during the year then ended:

	Year ended December 31, 2005

	Number of options	Weighted Average Exercise price

		$

Options outstanding at beginning of the year	1,779,500	0.3

Changes during the year:	-

Exercised	(69,500)	0.3

Forfeited	-	0.3

Options outstanding at the end of the year	1,710,000	0.3

Options exercisable at year-end

Weighted-average fair value of options granted during the year*	-

*

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2004 - 37%, risk-free interest rate: 2004 - 3.5% and expected life: 2004 - 6.7 years.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Employee Option Plans in Subsidiaries (cont.):

F.	The following table summarizes information in respect of options outstanding as of December 31, 2005:

	Options outstanding			Options exercisable

Range of exercise price	Number Outstanding at December 31, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2005	Weighted Average Exercise Price

$		Years	$		$

0.3	1,710,000	3	0.3	1,710,000	0.3

Note 13 – Commitments and Contingencies:

A.	Commitments:

Some of the Company’s subsidiaries have commitments to the Chief Scientist in the Ministry of Industry and Trade and to the Marketing Promotion Fund, to pay royalties at a rate of 2%-7% of the proceeds from the sale of software products which were developed with the assistance of the Chief Scientist and marketed with the assistance of the Marketing Promotion Fund. The amount of royalties is limited to 100%-150% of the amount received. The subsidiaries are only obliged to repay the grants received from the Office of the Chief Scientist if revenue is generated from the sale of the said software products.

The balance of the contingent liability in respect of the aforesaid, amounted to approximately $9.8 million as at December 31, 2005.

B.	Liens:

	1.	Some of the subsidiaries have liens on leased vehicles, leased equipment and other assets in favor of the leasing companies.

2.

Some of Formula’s assets are pledged to banks as support for credit facilities of approximately $41 million. These assets consisting of portion of Formula’s shareholdings in BluePhoenix, Matrix and Magic.

	3.	Some of subsidiaries have given floating charges in favor of banks and other financial institusions

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Commitments and Contingencies (cont.):

C.	Guarantees:

1.

Subsidiaries have provided bank guarantees in the amount of approximately $8.4 million as security for the performance of various contracts with customers. If the subsidiaries were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

2.

Sapiens and F.V.T (“the guarantors”) have provided guarantees to banks in support of the credit facilities given to their subsidiaries. In the case of Sapiens the guarantees are for $273,000 and in the case of Formula Vision the guarantees are for $20.85 million. Each such guarantee is provided for the term of the credit facility, such term being generally one year. If a subsidiary whose credit line has been guaranteed by the guarantors were to breach certain terms of its credit agreement, the lending bank could demand that the guarantor pay amounts claimed to be due.

Liraz, a subsidiary, of BluePhoenix is liable for losses in a subsidiary it had consolidated until the second quarter of 2001. The provision for such liability at December 31, 2005 and December 31, 2004, was accounted for under SFAS No.5 and amounted to $2 million, representing the maximum potential amount Liraz has guaranteed to secure a bank loan of the said subsidiary.

3.

Subsidiaries have provided bank guarantees in the amount of $1,593 thousand as security for rent to be paid for their offices. If the subsidiaries were to breach certain terms of their lease, the lessor could demand that the banks providing the guarantees pay amount claimed to be due.

D.	Others:

	1.	In connection with credit facilities the Company has entered into agreements with various banks, accordingly the Company committed, among other things:

		a.	To maintain certain financial ratios.

		b.	Not to grant a security interest in all or substantially all their respective assets.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Commitments and Contingencies (cont.):

D.	Others (cont.):

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

Formula and certain subsidiaries have received legal advice that there are a variety of defenses relating to its obligation to pay stamp tax or the amount to be paid. The Group’s management believes that the applicable provision in its financial statements as of December 31, 2005 is adequate to cover probable costs arising from this law.

3.

On February 13, 2004 there were public reports that Microsoft source code had leaked on the Internet. These reports indicated that the source code contained trace references to the Mainsoft servers and personnel. Mainsoft’s management team fully cooperated with local authorities, the FBI, and Microsoft in their respective investigations. All parties conducting investigations have found no trace of a security breach after that date. Although Mainsoft has been notified in 2004 that the investigation has not yet been completed, it has not received any update from the FBI since then.

E.	Legal Proceedings:

In July 2003, a former Liraz Systems Ltd. Or Liraz shareholders filed an application with the Tel Aviv Jaffa District Court to approve a claim filed by him against BluePhoenix, as a class action. The claim relates to the acquisition of Liraz shares, which BluePhoenix completed in March 2003. The shareholder alleges that the share price BluePhoenix paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. In the lawsuit, the plaintiff has applied for the court’s approval to represent all of the shareholders of Liraz who sold their shareholdings pursuant to the tender offer and the mandatory acquisition. A preliminary hearing is scheduled for June 7, 2006. Based on BluePhoenix’s analysis of the statement of claim, including and evaluation of the fair value of the Liraz shares, and the price paid for Liraz in a previous transaction immediately prior to the tender offer, the Company believes that the allegations against BluePhoenix in this proceeding are without merit and intend to vigorously defend the claim and contest the allegations made therein.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Commitments and Contingencies (cont.):

F.	Lease Commitments:

The following are details of the future minimum lease commitments under non-cancelable operating leases as of December 31, 2005:

U.S. $ in thousands

2006	13,507

2007	10,490

2008	7,896

2009	5,570

2010 and thereafter	1,394

38,857

Rent expenses for the years ended December 31, 2005, 2004 and 2003, were approximately $15,741thousand, $10,215 thousand and $10,293 thousand, respectively.

Most of the building leases will expire between 2007-2010.

Note 14 – Shareholders’ Equity:

A.	Share Capital Authorized, Issued and Outstanding:

	December 31, 2005			December 31, 2004

	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding

	NIS	NIS	NIS	NIS	NIS	NIS

Ordinary shares, NIS 1 par value each	25,000,000	13,224,780	13,200,000	25,000,000	10,824,780	10,800,000

1.	The shares are traded on the TASE and through ADSs, each representing one ordinary share of NIS 1 par value, quoted on the NASDAQ National Market in the United States.

2.

During 2002, Formula repurchased 324,780 of its ordinary shares in the open market for an aggregate of $3.4 million. During 2003, Formula sold 300,000 of its ordinary shares for an aggregate of $4.8 million.

3.	In December 2003, Formula issued 500,000 ordinary shares consequent to the exercise of options to acquire 500,000 ordinary shares. The options were granted by Formula to Shandol on August 2000.

4.	In March 2005, Formula completed a private placement of 2,400,000 Formula shares for an aggregate consideration of $33 million.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Shareholders’ Equity (cont.):

B.	Details of Share Options Granted to Employees:

In November 2000, Formula’s Board of Directors adopted an option plan pursuant to which Formula could grant options to Employees of Formula to purchase up to a total of 300,000 ordinary shares.

In accordance with this plan, employees of Formula and its subsidiaries were granted, for no consideration, options to purchase 64,500 shares of Formula exercisable at $30.8 per share, linked to the CPI. None of these options have been exercised and they expired in November 2005.

The following is a summary of the status of Formula’s option plans as of December 31, 2005, 2004 and 2003 and for the years then ended:

	Year ended December 31, 2005		Year ended December 31, 2004		Year ended December 31, 2003

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

		$		$		$

Outstanding options at the beginning of the year	64,500	30.8	64,500	30.8	64,500	30.8

Changes during the year:

Expired and forfeited	(64,500)	-	-	-	-	-

Outstanding options at the end of the year	-	30.8	64,500	30.8	64,500	30.8

Exercisable options at the end of the year	-	30.8	64,500	30.8	64,500	30.8

C.	Dividends:

On June 1, 2005 Formula declared and distributed a cash dividend in the amount of $50 million.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Taxes on Income:

A.	Tax Laws in Israel:

	1.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter - the “Law”):

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

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Taxes on Income (cont.):

A.	Tax Laws in Israel (cont.):

	2.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the “Inflationary Adjustments Law”):

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

Some subsidiaries currently qualify as an “Industrial Company” as defined by this law, and as such are entitled to certain tax benefits including, inter alia, depreciation at increased rates as stipulated by regulations published under the Inflationary Adjustments Law and the right to deduct, for tax purposes, over a period of 3 years, expenses relating to public issue of shares. If realized, any tax benefit relating to issuance expenses is credited to capital surplus.

	4.	Tax Rates Applicable to Income in Israel:

On July 25, 2005, the Law for Amendment of the Income Tax Ordinance (Amendment No.147) became effective. Pursuant to this amendment, the income tax applicable to Israeli companies will be gradually reduced from 34% in 2005 to 25% in 2010 and henceforth. This tax rate decrease is not expected to have a material effect on the Company’s financial position. The Company is evaluating the existence of additional impacts of this Amendment.

B.	Subsidiaries Outside Israel:

Subsidiaries that are not an Israeli resident are taxed in the countries in which they are resident, according to the tax laws in those countries.

C.	Cumulative Tax Losses:

The Company have cumulative operating losses for tax purposes as of December 31, 2005 totaling approximately $300,158 thousand, of which $204,818 thousand is in respect of Companies in Israel (December 31, 2004 - $229,091 thousand), and approximately $95,340 thousand in respect of Companies abroad (December 31, 2004 - $94,904 thousand). The likelihood of the utilization of most of these losses in the future is low. Therefore, no deferred tax asset has been recorded in respect of such losses.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Taxes on Income (cont.):

D.	Income Tax Assessments:

Formula received final tax assessments through the tax year 2000. Formula’s tax assessments for the years 2001-2004 are currently been reviewed by the tax authorities

E.	Deferred Taxes:

	1.	Composition:

	December 31,

	2005	2004	2003

	(U.S. $ in thousands)

Net operating losses carried forward	94,737	98,756	85,560

Software development costs	3,496	2,329	1,080

Allowances and reserves	4,773	4,865	5,465

	103,006	105,950	92,105

Valuation allowance	(95,130)	(97,690)	(85,335)

Total	7,876	8,260	6,770

Most of the valuation allowances for which the Company and its subsidiaries provided, are against the deferred tax assets in respect of tax losses carryforward. As a result most of the valuation allowance is for long term.

As a result of Formla Vision acquisition in 2004, the Company’s valuation allowance increased by $22 million which was offset by a decrease in Matrix valuation allowance in the amount of $9 million.due to the use of net oparating loss caryforward.

2.	Presentation in balance sheets:

	December 31,

	2005	2004

	(U.S. $ in thousands)

Stated in current assets	2,876	3,751

Stated in other assets	6,282	5,467

Stated in long term liabilities	(1,282)	(958)

Total included in balance sheets	7,876	8,260

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Taxes on Income (cont.):

F.	Income Before Taxes on Income:

	Year ended December 31,

	2005	2004	2003

	(U.S. $ in thousands)

Domestic	7,458	25,205	2,498

Foreign	2,525	(7,472)	8,351

Total	9,983	17,733	10,849

G.	Taxes on Income Included in Statements of Operations:

	Year ended December 31,

	2005	2004	2003

	(U.S. $ in thousands)

Current taxes:

In Israel	3,670	4,445	1,584

Abroad	1,165	798	924

	4,835	5,243	2,508

Taxes in Israel in respect of prior years	(6)	184	(795)

Deferred taxes, net	371	(796)	827

Total	5,200	4,631	2,540

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Taxes on Income (cont.):

H.	Theoretical Tax:

The following is a reconciliation between the theoretical tax expense, assuming that all income was taxed at ordinary tax rates, and the actual income tax expense, as recorded in the statement of operations:

	Year ended December 31,

	2005	2004	2003

	(U.S. $ in thousands)

Income before taxes on income, as per the statement of operations	9,983	17,733	10,849

Statutory tax rate in Israel	34%	35%	36%

Theoretical tax expense	3,394	6,207	3,906

Additional tax (tax savings) in respect of:

Non-deductible expenses	2,069	1,727	(162)

Tax-exempt income (mainly relating to decrease in shareholdings)	(521)	(2,677)	(71)

Tax-exempt income and reduced tax rates in companies which have approved enterprises	(1,458)	(461)	(74)

Losses and temporary differences for which deferred taxes were not recorded	(853)	66	(55)

Write off of deferred taxes and tax advances	1,797	-	-

Taxes in respect of previous years	132	118	(795)

Effect of the Inflationary Adjustments Law	(65)	(140)	41

Other	705	(209)	(250)

Taxes on income as per the statement of operations	5,200	4,631	2,540

Effective tax rate - in%	52.1	26.1	23.4

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Supplementary Financial Statement Information:

Balance Sheet:

A.	Other Current Assets:

Composition:

	December 31,

	2005	2004

	(U.S. $ in thousands)

Government departments	6,185	6,510

Employees (1)	808	1,064

Prepaid expenses and advances to suppliers	12,234	12,489

Deferred taxes	2,876	3,751

Affiliates	953	109

Other	1,714	2,182

Total	24,770	26,105

(1)	Some of these balances are linked to the CPI, and bear interest at an annual rate of 4%.

B.	Liabilities to Banks and Others:

Composition:

	Interest
	rate
			December 31,
	December 31,
	2005		2005	2004
		Linkage
	%	basis	(U.S. $ in thousands)

Bank overdraft	4.8-17.7	Unlinked	11,265	3,647

Short-term bank loans	5-7.5	Unlinked	41,357	49,633

Short-term bank loans	4-7.5	Dollar	40,654	32,759

Short-term bank loans	4.71	CPI	12	905

Short-term bank loans	3.75-5.68	Euro	2,630	682

Current maturities of long-term loans from banks			9,502	17,349

Total			105,420	104,975

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Supplementary Financial Statement Information (cont.):

C.	Other Accounts Payable:

Composition:

	December 31,

	2005	2004

	(U.S. $ in thousands)

Employees and other wage and salary related liabilities	27,309	25,933

Government departments	8,228	11,156

Prepaid income and customer advances	24,532	32,676

Accrued expenses and other current liabilities	14,696	11,340

Total	74,765	81,105

D.	Restructuring and Non-Recurring Costs:

	Year ended December 31,

	2005	2004	2003

	(U.S. $ in thousands)

Wages and related expenses	1,455	-	-

Total	1,455	-	-

Restructuring expenses were recorded by consolidated companies and relate to the Proprietary Software Products segment. These companies announced the adoption of a restructurning plan in order to reduce expenses and improve organizational and business efficiency.

E.	Financial Expenses, Net:

Composition:

	Year ended December 31,

	2005	2004	2003

	(U.S. $ in thousands)

Financing income	12,942	4,047	4,726

Financing costs related to long-term credit	(7,205)	(5,355)	(3,347)

Financing costs related to short-term credit and others	(15,918)	(8,686)	(6,046)

Gain from marketable securities	975	1,090	991

Total	(9,206)	(8,904)	(3,676)

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Supplementary Financial Statement Information (cont.):

F.	Other Expenses, Net:

	Composition:
		Year ended December 31,

		2005	2004	2003

		(U.S. $ in thousands)

	Gain on sale of fixed assets, net	20	60	26

	Dividend received from another company	-	770	-

	Impairment in value of investment in affiliates companies	(1,667)	(471)	(915)

	Other	827	(691)	799

	Total	(820)	(332)	(90)

G.	Gain on Realization of Shareholdings, Net:

	Composition:
		Year ended December 31,

		2005	2004	2003

		(U.S. $ in thousands)

	Gain from realization of investment in Level 8	-	171	376

	Gain (loss) from sale and decrease in shareholding percentage in Magic	(48)	1,151	294

	Gain from realization of investment in the News Company	-	142	409

	Gain (loss) from sale and decrease in shareholding percentage in Formula Vision	(15)	383	-

	Gain from sale and decrease in shareholding percentage in Matrix	3,357	3,557	1,131

	Gain from decrease in shareholding percentage in Babylon	-	651	-

	Loss from sale and decrease in shareholding percentage in New Applicom	-	-	(93)

	Realization of investment in warrants in Matrix	(102)	-	300

	Gain from decrease in shareholding percentage in F.T.S	988	-	-

	Realization of unrealized gain in Matrix (see Note 2A)	-	2,820	342

	Gain (loss) on realization of other investments	(73)	18	(3)

	Total	4,107	8,893	2,756

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – Supplementary Financial Statement Information (cont.):

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

Modernization solutions, Magic-technology, Magic eMerchant, solutions for law enforcement, Application software for long term care industry, car rental solutions, solutions for banking and finance, solutions for telecommunications, CRM systems, Sapiens eMerge, re-engineering and AppBuilder, solutions for insurance industry.

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

The following is a list of the companies included in each operating segment, as of December 31, 2005:

Software Services:

Matrix IT Ltd.

nextSource Inc.

Proprietary Software Products:

BluePhoenix Solutions Ltd.

Magic Software Enterprises Ltd.

Sapiens International Corporation N.V.

Formula Vision Technologies (F.V.T.) Ltd.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – Supplementary Financial Statement Information (cont.):

H.	Operating Segments (cont.):

The Company evaluates the performances of each segment, software services and proprietary software products, based on operating income/loss. Headquarters expenses are allocated proportionally between the segments:

	Software Services	Proprietary Software Products	Total

	(U.S. $ in thousands)

Revenues:

2005	278,807	233,223	512,030

2004	230,880	231,435	462,315

2003	196,782	170,048	366,830

Inter-segment sales:

2005	3,907	1,752	5,659

2004	3,618	2,087	5,705

2003	-	-	-

Operating income (loss):

2005	17,529	(1,627)	15,902

2004	15,017	3,059	18,076

2003	8,289	3,570	11,859

Financial expenses:

2005	(746)	(8,460)	(9,206)

2004	(3,504)	(5,400)	(8,904)

2003	(3,205)	(471)	(3,676)

Net income (loss)

2005	11,263	(11,080)	183

2004	12,178	(4,079)	8,099

2003	2,106	1,014	3,120

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – Supplementary Financial Statement Information (cont.):

H.	Operating Segments (cont.):

	Software Services	Proprietary Software Products	Total

	(U.S. $ in thousands)

Identifiable assets:

2005	196,321	350,708	547,029

2004	181,200	380,107	561,307

Identifiable liabilities:

2005	84,025	122,335	206,360

2004	133,458	230,203	363,661

Depreciation and amortization:

2005	5,326	19,804	25,130

2004	4,714	15,883	20,597

2003	5,602	12,945	18,547

Investments in segment assets:

2005	2,574	8,941	11,515

2004	1,877	3,841	5,718

2003	1,924	2,963	4,887

Reconciliation between the data on sales and income of the operating segments and the data in the consolidated financial statements:

	2005	2004	2003

	(U.S. $ in thousands)

Revenues:

Revenues as above	512,030	462,315	366,830

Less inter-segment transactions	(5,659)	(5,705)	-

Revenues as per statement of operations	506,371	456,610	366,830

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – Supplementary Financial Statement Information (cont.):

H.	Operating Segments (cont.):

				2005	2004

				(U.S. $ in thousands)

	Identifiable assets:

	Total assets of operating segments			547,029	561,307

	Assets not identifiable to a particular segment			139,599	127,766

	Elimination of inter-segment assets and other			(56,543)	(48,053)

	Total assets as per consolidated balance sheet			630,085	641,020

	Identifiable liabilities:

	Total liabilities of operating segments			206,360	363,661

	liabilities not identifiable to a particular segment			206,555	42,030

	Elimination of inter-segment liabilities and other			(54,956)	(48,028)

	Total liabilities as per consolidated balance sheet			357,959	357,663

I.	Geographical Information:

	1.	The Company’s Long-Lived Assets are as follows:

				December 31,

				2005	2004

				(U.S. $ in thousands)

		Israel		54,610	64,032

		U.S.A.		7,398	7,355

		Others		3,524	6,231

		Total		65,532	77,618

	2.	Revenues:

		Revenues classified by geographic area:

			Year ended December 31,

			2005	2004	2003

			(U.S. $ in thousands)

		Israel	245,109	213,020	171,108

		International:

		United States	105,340	106,849	93,695

		Other	155,922	136,741	102,027

			261,262	243,590	195,722

		Total	506,371	456,610	366,830

		Classification was based on the location of the customers.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – Supplementary Financial Statement Information (cont.):

J.	Earnings Per Share:

The following table presents the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,

	2005		2004	2003

	(U.S. $ in thousands)

Amount for basic earnings (loss) per share - income available to shareholders	183		7,884	2,909

Effect of dilutive securities of subsidiaries	-		(885)	(466)
Amount for diluted earnings (loss) per share - income available to shareholders	183		6,999	2,443

Weighted average shares outstanding

Denominator for basic net earnings (loss) per share	12,800		10,800	10,037

Effect of dilutive securities	-	*)	*)-	248

Denominator for diluted net earnings (loss) per share	12,800		10,800	10,285

Basic net earnings per share	0.01		0.73	0.29

Diluted net earnings per share	0.01		0.65	0.24

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

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – Transactions with Related Parties:

A.

In July 2001, Formula granted to F.V.T, an option to purchase Formula’s interests in certain privately-held companies. On November 28, 2001, F.V.T exercised the option. Accordingly, Formula transferred to F.V.T its entire interest, including related obligations, in certain companies for aggregate consideration of $58.9 million. Under the agreement with F.V.T. issued to Formula in December 2001, a series of debentures in the amount of $58.9 million, linked to the CPI and bearing interest at an an annual rate of 5%.

On March 31, 2002, Formula lent an additional amount of $19.4 million to Formula Vision in consideration for a series of debentures with similar terms to the debentures issued in December 2001. This series of transactions is considered a related party transaction since Dan and Gad Goldstein serve as directors of Formula and Formula Vision.

For more information about the transaction between Formula and F.V.T, see Note 2A.

B.

In March 2005, Formula completed a private placement of 2,400,000 Formula shares for an aggregate consideration of $33 million. The shares were issued to FIMGold LP, an entity owned in equal shares by Dan Goldstein (Formula chief executive officer and chairman of the board) and FIMI Opportunity Fund (see note 2.G)

Note 18 - Subsequent Events:

A.

In February 2006, a subsidiary completed a public offering in Israel of convertible debentures convertible into the subsidiary ordinary shares, resulting in gross proceeds to the subsidiary approximately $11.5 million.

■	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	■	Phone: Fax:	972-3-6232525 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Sapiens International Corporation N.V.

        We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. and its subsidiaries (the “Company”) as of December 31, 2004 and 2005 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sapiens International Corporation N.V. and its subsidiaries as of December 31, 2004 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel June 29, 2006	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

MAGIC SOFTWARE ENTERPRISES LTD.

          We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 19% and 10% as of December 31, 2004 and 2005, respectively, and total revenues of 34%, 39% and 18% for each of the three years in the period ended December 31, 2005. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

          In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2004 and 2005, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 5, 2006	A Member of Ernst & Young Global

DOTTORI COMMERCIALISTI

Damiano Nassini, Giovanni Nulli, Federico Pozzi, Alessandro Masetti Zannini

6th February 2006

REPORT OF INDEPENDENT AUDITORS
To the Shareholders of

MAGIC SOFTWARE ENTERPRISES ITALY SRL.

          We have audited the accompanying balance sheets of Magic Software Enterprises Italy SRL (“the Company”) as of December 31, 2005, and the related consolidated statements of operations for the years then ended. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) in compatibility with the Italian Principles.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the related consolidated results of operations for the years then ended, in conformity with accounting principles generally accepted in the United States and in Italy.

Yours truly,
Federico Pozzi

25125 Brescia, Italy Via Brozzoni, 9 Tel. +39.30.223262 r.a. Fax +39.30.224054 E-mail: info@studionassini.it web site: http://www.studionassini.it

ARGENTINA, AUSTRALIA, AUSTRIA, BELGIUM, CANADA (BRITHIS COLUMBIA, ONTARIO, QUEBEC), CHINA, CYPRUS, EGYPT, ENGLAND, FRANCE, GERMANY, GUATEMALA, HONG KONG, INDIA, IRELAND, JAPAN, KENYA, LEBANON, LUXEMBOURG, MALAYSIA, MALTA, MAURITIUS, MEXICO, NETHERLANDS, PAKISTAN, POLAND, SCOTLAND, SINGAPORE, SPAIN, SWITZERLAND, TURKEY, USA (ALABAMA, ARIZONA, CALIFORNIA, ILLINOIS, NEW JERSEY, NEW YORK, NORTH CAROLINA, OKLAHOMA, PENNSYLVANIA, TEXAS, UTAH, WASHINGTON,)

C.F.e P.IVA 01957960170

REPORT OF INDEPENDENT AUDITORS
To the Shareholder of

Magic (Onyx) Magyarország Korlatolt Felelossegu Tarsasag

          We have audited the accompanying balance sheets of Magic (Onyx) Magyarország Korlatolt Felelossegu Tarsasag (“the Company”) as of December 31, 2004 and 2005, and the related statements of operations for the then ended. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005, and the related results of operations for the years then ended, in conformity with accounting principles generally accepted in the United States.

Budapest, March 30, 2006

Mária Négyessy
Reg. auditor
003784

MOCK & PARTNERS INTERNATIONAL
registeraccountants

AUDITORS’ REPORT

Introduction

We have audited the financial statements of Magic Beheer B.V., for the period until December 31st, 2005. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31st, 2005 and of the result for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Amsterdam, Februar 2nd 2006

Mock & Partners International

Drs. H.J.S. Mock RA

Rapenburgerstraat 109, 1011 VL Amsterdam. Tel: 020 6381881, Fax: 020 6272624

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

REPORT OF INDEPENDENT AUDITORS
To The Shareholders Of

HERMES LOGISTICS TECHNOLOGIES LIMITED

We have audited the accompanying balance sheet of Hermes Logistics Technologies Limited, (“the Company) as of 31 December 2005 and the related statements of operations, changes in shareholders’ equity for the period ended 31 December 2005. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion of these financial statements based on our audits of the this year in the period ended 31 December 2005.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Boards (United States) auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2005 and the related results of their operations and each of year in the period ended 31 December 2005 in conformity with accounting principles generally accepted in the United States.

LEVY COHEN & CO.
Registered Auditors
27 March 2006

J. Cohen C.P.A. (ISR)	Registered by The Institute of Chartered Accountants in
R. Shahmoon ACA	England and Wales to carry out Company Audit work

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

REPORT OF INDEPENDENT AUDITORS
To The Shareholders Of

MAGIC SOFTWARE ENTERPRISES (UK) LIMITED

We have audited the accompanying balance sheet of Magic Software Enterprises (U.K) Ltd. (“the Company) as of 31 December 2005 and 2004 and the related statements of operations, changes in shareholders’ equity for each of the two years in the period ended 31 December 2005. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion, of these financial statements based on our audits of the two years in the period ended 31 December 2005.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Boards (United States) auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2004 and 2005 and the related results of their operations and each of the two years in the period ended 31 December 2005 in conformity with accounting principles generally accepted in the United States.

LEVY COHEN & CO.
Registered Auditors

27 March 2006

J. Cohen C.P.A.(ISR)	Registered by The Institute of Chartered Accountants in
R. Shahmoon ACA	England and Wales to carry out Company Audit work

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

N.I.P. NIKUV INTERNATIONAL PROJECTS LTD.

          We have audited the accompanying consolidated balance sheets of N.I.P. Nikuv International Projects Ltd. (“the Company”) and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the consolidated statements of income and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with United States generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 27, 2006	A Member of Ernst & Young Global

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/Dan Goldstein	June 29, 2006

	Dan Goldstein	Date
Chairman of the Board and
Chief Executive Officer

Exhibit Index

Exhibit No.

1.1	Memorandum of Association*

1.2	Articles of Association as amended on December 28, 2005

2	The description of terms of debentures issued by the Registrant in May 2002, contained in Section 2.3 of the prospectus of the Registrant dated May 23, 2002 **

4.1	Share Purchase Agreement dated February 16, 2005 between the Registrant and FIMGold LP***

4.2	Registration Rights Agreement dated March 3, 2005 between the Registrant and FIMGold LP***

4.3	Form of Letter of Indemnification, dated December 28, 2005

4.4	Agreement dated December 30, 2001 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd. (English summary accompanied by Hebrew original)****

4.5	Agreement dated December 15, 2003 between the Registrant and Formula Vision Technologies (F.V.T.) Ltd. *****

4.6	An agreement dated November 17, 2005 between the Registrant and Formula Vision Technologies (F.V.T) Ltd. (English translation from Hebrew original)

8	List of Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act

12.2	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act

* Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).

** Incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on June 14, 2002.

*** Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005 as amended on December 20, 2005.

**** Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.

***** Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2004.