Form 20-F
period 2006-12-31
FORMULA SYSTEMS (1985) LTD
filed 2007-06-29
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934;

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006;

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

Commission File Number: 0-29442

FORMULA SYSTEMS (1985) LTD.

(Exact name of registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

3 Abba Eban Boulevard, Herzlia 46725, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Shares, NIS 1 par value	Tel Aviv Stock Exchange
American Depositary Shares	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

As of December 31, 2006, the registrant had 13,200,000 outstanding ordinary shares, NIS 1 par value, of which 420,737_were represented by American depositary shares as of such date.

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

Yes ☐ No ☒

P A R T I

        Some of the statements in this annual report, including those in the Risk Factors, “Item 3. Key Information–Risk Factors,” “Item 4–Information on the Company–Business Overview” and “Item 5–Operating and Financial Review and Prospects,” are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, strategies, expectations, intentions, future financial performance and other statements that are not historical facts. We use words like “anticipates,” “believes,” “expects,” “future,” “intends” and similar expressions to mean that the statement is forward-looking. You should not unduly rely on these forward-looking statements, which apply only as of the date of this annual report. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in “Item 3. Key Information–Risk Factors.”

        We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, commonly referred to as U.S. GAAP. In accordance with U.S. GAAP, we use the United States dollar as our reporting currency. In accordance with FASB Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” and following the distribution of the shares held by Formula in Formula Vision Technologies (F.V.T.) Ltd., or Formula Vision, as a dividend to Formula’s shareholders, in December 2006, Formula Vision’s results of operations, assets and liabilities were classified as attributed to discontinued operations and as a result, we have restated certain figures in our financial statements relating to prior periods.

        As used in this annual report, references to dollar refer to the United States dollar and references to NIS refer to New Israeli Shekels. References to the Israeli consumer price index refer to the Israeli CPI.

        As used in this annual report, references to “we,” “our,” “ours” and “us” refer to Formula Systems (1985) Ltd. and its subsidiaries, unless otherwise indicated. References to “Formula” refer to Formula Systems (1985) Ltd.

        All trademarks appearing in this annual report are the property of their respective holders.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

        The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derive the consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006, and the balance sheet data as at December 31, 2005 and 2006 from our consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements have been audited by Ziv Haft registered public accountants (Isr.), a BDO member firm. The consolidated income statement data for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data for the years ended December 31, 2002, 2003 and 2004 are derived from our audited financial statements not included in this annual report. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2006	2005	2004	2003	2002
	$
	(In thousands, except per share data)

Consolidated Statement of Operations
Data:
Revenues	492,735	432,490	395,262	$366,830	$283,310
Cost of revenues	340,047	293,644	253,497	230,500	186,908

Gross profit	152,688	138,846	141,765	136,330	96,402
Research and development costs, net	16,388	15,420	15,168	17,368	15,967
Selling, general and administrative expenses	113,664	111,246	106,613	107,103	85,292
Restructuring and non-recurring costs	3,152	1,455	--	--	1,829

Operating income (loss)	19,484	10,725	19,984	11,859	(6,686)
Financial income (expenses), net	(8,097)	(4,036)	(5,776)	(3,676)	3,605
Gain on realization of shareholdings, net	3,755	3,186	8,282	2,756	4,668
Other expenses, net	(820)	704	(79)	90	2,100

Income (loss) before taxes on income	14,322	10,579	22,411	10,849	(513)
Taxes on income	3,497	4,824	3,571	2,540	2,014
Equity in gains (losses) of affiliated
companies, net	46	61	(407)	(1,071)	(2,327)
Minority interest inearnings of subsidiaries,
net	(7,155)	(687)	(4,085)	(4,118)	2,448

Income from continuing operations	3,716	5,129	14,348	--	--

Income from discontinued operations, net	6,299	(4,946)	(6,249)	--	--

Net income (loss)	10,015	183	8,099	3,120	(2,406)
Earnings per share generated from
continuing operations
Basic	0.30	0.40	1.18	--	--
Diluted	0.27	0.40	1.05	--	--
Earnings (losses) per share generated
from discontinued operations
Basic	0.50	(0.39)	(1.30)	--	--
Diluted	0.46	(0.39)	(1.15)	--	--
Earnings (loss) per share:
Basic earnings (loss)	0.80	0.01	0.73	0.29	(0.24)
Diluted earnings (loss)	0.73	0.01	0.65	0.24	(0.24)

Weighted average number of shares
outstanding:
Basic	13,200	12,800	10,800	10,037	10,171
Diluted	13,298	12,800	10,800	10,285	10,171

	As of December 31,
	2006	2005	2004	2003	2002
	$
	(In thousands)

Consolidated Balance Sheet Data:
Total assets	595,504	475,468	485,011	544,008	467,245
Total liabilities	327,074	284,622	286,643	299,773	241,766
Shareholders' equity	153,290	163,445	186,778	176,004	153,349

Dividends

        In December 2006, Formula distributed to its shareholders a dividend consisting of 36,696,000 shares of Formula Vision Technology (F.V.T.) Ltd., or Formula Vision, held by Formula and representing approximately 57% of the outstanding share capital of Formula Vision. Formula Vision shares were distributed at a ratio of 2.78 shares of Formula Vision for every one outstanding ordinary share of Formula, prior to withholding taxes.

        In June 2005, Formula distributed to its shareholders a cash dividend of approximately $4 per share. The aggregate amount distributed by Formula was approximately $50.2 million.

        Under Formula’s dividend policy adopted by its board of directors, sums that are not planned to be used for investments in the near future, will be distributed to the shareholders as a cash dividend, to the extent that our performance allows such distribution.

        Cash dividends are declared and paid in New Israeli Shekels. Dividends are converted into dollars and paid by the depositary of the ADRs for the benefit of owners of ADRs.

        Dividends paid by an Israeli company to shareholders residing outside Israel are generally subject to withholding of Israeli income tax at a rate of up to 20%. Such tax rates apply unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

        Our business, operating results and financial condition could be seriously harmed due to any of the following risks. In addition, the trading price of our ordinary shares could decline due to any of these risks.

Risks Relating to Our Business

We may experience significant fluctuations in our annual and quarterly results, which makes it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price for our ordinary shares and American Depositary Shares.

        Our quarterly and annual revenues, gross profits and results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations:

—	acquisitions and dispositions of companies and consolidation of our subsidiaries;

—	the size, time and recognition of revenue from significant contracts;

—	timing of product releases;

—	timing of contracts;

—	timing of completion of specified milestones and delays in implementation;

—	changes in the proportion of service and license revenues;

—	price and product competition;

—	increases in selling and marketing expenses, as well as other operating expenses;

—	currency fluctuations; and

—	consolidation of our customers.

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

We are affected by global economic changes, in particular trends in capital spending in the IT sector. Changes in purchasing patterns in the IT industry directly affect our operating results. For example, during 2001 through 2003, the overall business slowdown in the North American and European markets influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitment. Although we believe that during the last three years the IT market has begun to recover, we cannot know whether the global market recovery will continue in the future, and how the economic conditions will continue to affect our business. Accordingly, we cannot assure you that we will be able to increase our revenues or keep our revenues at the same level as in 2005 and 2006.

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

        Our business strategy involves raising capital for our subsidiaries through public or private offerings. Our ability to raise capital for our subsidiaries depends upon market and other conditions which are beyond our control. If we fail to raise capital for our subsidiaries, it may hinder their growth. We may therefore be required to seek alternative capital raising methods, including borrowing money on terms which are not favorable to us. In the last few years, due to difficulties we encountered in raising capital for our subsidiaries, we were required to borrow monies from banks. Difficulties in raising capital on favorable terms, may materially and adversely affect our business, operating results and financial condition.

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

        Some of our assets are pledged to banks. These assets include certain of our shareholdings in our subsidiaries, Matrix IT Ltd. and Magic Software Enterprises Ltd. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell these holdings to satisfy the debt.

Marketing our products and services in international markets may require increased expenses and greater exposure to risks that we may not be able to successfully address.

        We intend to continue to focus our efforts on selling proprietary software solutions in international markets. We expect to continue devoting significant resources to these efforts. If we are unable to continue achieving market acceptance for our solutions or otherwise continue to successfully penetrate international markets, our business will be harmed. In 2005 and 2006, we received approximately 45% of our total revenues from customers located outside of Israel. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including:

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

        Substantial litigation over intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. Although our products and services have never been the subject of an infringement proceeding, we cannot predict whether third parties will assert claims of infringement against us. In addition, our employees and contractors have access to software licensed by us from third parties. A breach of the non-disclosure undertakings by any of our employees or contractors may lead to a claim of infringement against us. Any claim, with or without merit, could be expensive and time-consuming to defend, and would probably divert our management’s attention and resources. In addition, such a claim if submitted may require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component. Such royalty or licensing agreements, if required, may not be available to us on acceptable terms, if at all.

        A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

        Our success and ability to compete are substantially dependent upon our internally developed technology. Substantially all of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States. We have placed, and in the future may place, certain of our software in escrow. The software may, under specified circumstances, be made available to our customers. From time to time, we also provide our software directly to customers. This may increase the likelihood of misappropriation or other misuse of our software.

Our largest shareholder, Emblaze Ltd., owns the majority of our ordinary shares and controls the outcome of matters that require shareholder approval.

        Emblaze Ltd., or Emblaze, owns approximately 50.1% of our outstanding ordinary shares. Therefore, Emblaze has the power to control the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This share ownership may have the effect of delaying or preventing a change in control. In addition, potential conflicts of interest may arise in the event that we enter into agreements or transactions with affiliates of Emblaze. Although Israeli law imposes certain procedures (including shareholder approval) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

Our operating profit may decrease if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the dollar or against the euro.

        Most of our revenues from sale of our products and services are in dollars and euros or are linked to the dollar or the euro, while a substantial portion of our expenses, principally salaries and related personnel expenses, are in New Israeli Shekels (NIS). As a result, we are exposed to any of the following risks:

—	that the inflation rate in Israel will exceed the NIS devaluation rate against the dollar or the euro;
—	that the devaluation process will lag behind the NIS inflation timing; or
—	that the euro experiences devaluation against the dollar.

        If any of these occur, the dollar or euro cost of our operations, as well as our financial expenses, would increase. We cannot predict any future trends of the rate of inflation in Israel or the rate of devaluation of the NIS or the euro against the dollar. An increase in our dollar or euro operational cost will adversely affect our dollar-measured results of operations. In addition, our operations could be adversely affected if we are unable to hedge against currency fluctuations in the future. To date, we have not engaged in significant hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS or the euro. However, we cannot assure you that these measures will adequately protect us from material adverse effects arising from the impact of inflation in Israel. For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects–Overview–Our Functional and Reporting Currency.”

Fluctuations in foreign currency values affect the prices of our products, which in turn may affect our business and results of operations.

        Most of our worldwide sales are currently denominated in dollars. A decrease in the value of the dollar relative to foreign currencies, in particular the euro and the NIS would make our products more expensive and increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets.

We may be adversely affected if the market prices of our publicly traded subsidiaries decrease.

        A significant portion of our assets is comprised of equity securities of publicly and non-publicly traded companies. Our publicly traded subsidiaries are Magic Software Enterprises Ltd., Matrix IT Ltd. and Sapiens International Corporation N.V. The stock prices of these publicly traded companies have been extremely volatile, and have experienced fluctuations due to market conditions and other factors which are beyond our control. Fluctuations in the market price and valuations of our holdings in these companies may affect the value of our assets. In addition, the stock prices of many technology companies fluctuate significantly for reasons that may be unrelated to operating results. If the value of our assets decreases significantly as a result of the above, our business, operating results and financial condition, may be materially and adversely affected.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.

        Under the current rules of the Securities and Exchange Commission, or SEC, we are required to comply with the management assessment of internal controls over financial reporting requirement of Section 404 of the Sarbanes-Oxley Act of 2002 for our fiscal year ending December 31, 2006 and with the auditor attestation requirement of Section 404 for our fiscal year ending December 31, 2007. We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management assessment and auditor attestation requirements of Section 404. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. We will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a control deficiency, or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or by Nasdaq. Additionally, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements and our share price may be adversely affected. If we fail to remedy any material weakness, our financial statements may be inaccurate, we may not have access to the capital markets, and our share price may be adversely affected.

Risks Related to our Traded Securities

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

        The high and low market price of our ordinary shares traded on the Tel Aviv Stock Exchange, or the TASE, under the symbol “FORT,” and the high and low market price of our ADSs traded on the Nasdaq Global Market, under the symbol “FORTY” during each of the last three years, are summarized in the table below:

	Nasdaq Global Market In $		TASE In NIS
	High	Low	High	Low

2006	14.00	9.15	60.15	39.99
2005	20.44	9.92	89.65	46.80
2004	21.80	13.44	98.40	61.83

        The market price of the ordinary shares and the ADSs may fluctuate substantially due to a variety of factors, including:

—	any actual or anticipated fluctuations in our or our competitors' quarterly revenues and operating results;

—	shortfalls in our operating results from levels forecast by securities analysts;

—	public announcements concerning us or our competitors;

—	results of integrating investments and acquisitions;

—	the introduction or market acceptance of new service offerings by us or our competitors;

—	changes in product pricing policies by us or our competitors;

—	changes in security analysts' financial estimates;

—	changes in accounting principles;

—	sales of our shares by existing shareholders; and

—	the loss of any of our key personnel.

        In addition, economic, political and market conditions and military conflicts and in particular, those specifically related to the State of Israel, may affect the market price of our shares and ADSs.

Future sales of our shares in the public market or issuances of additional securities could cause the market price for our ordinary shares and ADSs to fall.

        As of June 20, 2007, we had 13,200,000 ordinary shares outstanding, of which 390,446 were represented by ADSs. Of the 13,200,000 shares outstanding, 6,613,200 shares are held by Emblaze, our controlling shareholder. If a large number of our ordinary shares is sold in a short period, the price of our ordinary shares would likely decrease.

Our shares are traded on more than one market and this may result in price variations.

        Our ordinary shares are traded on the TASE and our ADRs are traded on the NASDAQ Global Market. Trading in our ordinary shares and ADRs on these markets takes place in different currencies (dollars on the NASDAQ Global Market and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares and ADRs on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares or ADRs, as applicable, on one of these markets could cause a decrease in the trading price on the other market.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        Although we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during 2006, we cannot assure you that we will not be treated as a passive foreign investment company in 2007 or in future years. We would be a passive foreign investment company if 75% or more of our gross income in a taxable year is passive income. We would also be a passive foreign investment company if at least 50% of our assets in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of you will be subject to adverse tax consequences, including having gain realized on the sale of our ordinary shares or ADSs being treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sale proceeds. A decline in the value of our ordinary shares or ADSs may result in our being a PFIC. United States shareholders should consult with their own tax advisors with respect to the United States tax consequences of investing in our ordinary shares.

        For a discussion of how we might be characterized as a PFIC and related tax consequences, see “Item 10. Additional Information–Taxation–United States Federal Income Tax Considerations.”

Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

        Our headquarters and principal research and development facilities are located in Israel. Although we generated approximately 45% of our revenues in 2006 from international markets, we are, nonetheless, directly influenced by the political, economic and military conditions affecting Israel. Major hostilities involving Israel, including as a result of the military conflicts between the Fatah and Hamas in Gaza Strip, Judea and Samaria, or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on it in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

The tax benefits available to us from government programs may be discontinued or reduced at any time, which would likely increase our taxes.

        Certain of our subsidiaries received grants in the past and receive tax benefits under Israeli government programs, particularly as a result of the “Approved Enterprise” status of certain operations in Israel. “Approved Enterprise” status is granted by the Israeli Investment Center of the Ministry of Industry and Trade and entitles the grantee to a variety of tax incentives. The incentives awarded to certain of our subsidiaries include reduced tax rates and a tax holiday. Certain of our subsidiaries were granted a two year tax exemption, followed by a five year tax reduced tax rate of 25% instead of 29% on income derived from “Approved Enterprise” investment programs. In order to qualify for these incentives, the “Approved Enterprise” is required to provide minimum paid-in-capital (30% of the investment), to show an increase in its export activities, and to meet other general investing criteria. As of June 20, 2007, our subsidiaries have met those criteria and received tax benefits from their “Approved Enterprise” programs, as presented in Note 15 to our financial statements. To maintain the eligibility for these programs and benefits, we must meet the conditions mentioned above. We cannot assure you that these programs and tax benefits will continue at the same level in the future. If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.

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

Provisions of Israeli law may delay, prevent or make more difficult an acquisition of us.

        The Israeli Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting, and which are not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. Finally, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies; and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger. Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer. Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or make more difficult an acquisition of or merger with us, which may adversely affect its ability to engage in a business combination and could depress our share price.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

        Both our legal name and our commercial name is Formula Systems (1985) Ltd. We were incorporated in Israel on April 2, 1985. We maintain our principal executive offices at 3 Abba Eban Boulevard, Herzlia 46725, Israel and our telephone number is 011-972-9-959-8800. Our agent in the United States is Corporation Service Company and its address is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. In 1991, we completed our initial public offering of ordinary shares on the Tel Aviv Stock Exchange, or the TASE. In October 1997, we completed the listing of our ADSs on the NASDAQ National Market.

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

Capital Expenditures and Divestitures

        Certain of our investment and financing activities are described below. For additional information relating to our investment and financing activities during 2005 and 2006, see “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

        Sale of BluePhoenix shares. On June 20, 2007 we completed the sale of an aggregate of 8,038,526 shares of our subsidiary BluePhoenix Solutions Ltd., or BluePhoenix, constituting our entire holdings in BluePhoenix, to international institutional investors for aggregate consideration of approximately $64 million.

        Spin-Off of Formula Vision. On December 26, 2006, we distributed to our shareholders a dividend consisting of 36,696,000 shares of Formula Vision, held by us and representing approximately 57% of the outstanding share capital of Formula Vision. Formula Vision shares were distributed at a ratio of 2.78 shares of Formula Vision for every one outstanding ordinary share of Formula, prior to withholding taxes. As a result, we no longer hold an interest in Formula Vision. For more information, see “Item 5. Operating and Financial Review and Prospects–Critical Accounting Policies–Spin-off of the Investment in Formula Vision–Discontinued Operation.”

        Repayment of Formula Vision Debt. On December 31, 2006, Formula Vision paid approximately $51 million to us, as a full repayment of the principal of the debentures issued by Formula Vision to Formula in 2001 and 2002, including interest accrued thereon. In January 2004, Formula exchanged approximately $35 million of the aggregate amount of the debentures for 38,000,000 shares of Formula Vision issued to Formula and constituting 59.4% of the outstanding share capital of Formula Vision at that time. In December 2005, the general meeting of shareholders approved an amendment to the debentures, pursuant to which the repayments due in 2005 and 2006 would be deferred to December 31, 2006, provided, however that the amount of cash and cash equivalents that Formula Vision holds does not exceed the amount of its bank loans (including the amount of guarantees made by Formula Vision to banks in relation to loans granted to its subsidiaries). For more information, see “Item 5.  Operating and Financial Review and Prospects–Liquidity and Capital Resources–Related Party Transactions–Transactions between Us and Formula Vision.”

        Private Placement to FIMGold. In March 2005, we completed a private placement of 2,400,000 Formula shares for a net aggregate consideration of $33.0 million. The shares were issued to FIMGold LP, an entity owned in equal shares by Dan Goldstein and FIMI Opportunity Fund. Concurrently with the closing of the private placement, Dan Goldstein sold to FIMGold LP all of his holdings in Formula and in Formula Vision. Following these transactions, FIMGold LP held a 33.3% controlling interest in Formula and approximately 24% interest in Formula Vision.

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

        We direct the overall strategy of our subsidiaries. While the subsidiaries each have independent management, we monitor the growth of our subsidiaries through the active involvement in the following matters:

•	strategic planning;

•	marketing policies;

•	senior management recruitment;

•	investment and budget policy;

•	financing policies; and

•	overall ongoing monitoring of each subsidiary's performance.

        We promote the synergy and cooperation among our subsidiaries by encouraging the following:

•	transfer of technology and expertise;

•	leveling of human resources demand;

•	combining skills for specific projects;

•	formation of critical mass for large projects; and

•	marketing and selling the group's products and services to the group's customer base.

        We, through our subsidiaries, offer a wide range of integrated IT solutions and services, and design, develop and market proprietary software solutions for sale in selected niche markets, both in Israel and worldwide.

        Our Subsidiaries

Matrix

        Matrix IT Ltd., or Matrix, is one of Israel’s leading integration and information technology services companies, based on Dun’s 100 “Israel Largest Enterprises 2006.” Matrix employs over 2,700 software, hardware, integration and training personnel, which provide advanced IT services to more than 500 customers in the Israeli market. Matrix also markets in Israel software and hardware products manufactured by a broad range of international manufacturers.

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

        Software solutions and services. Matrix provides software services, software development projects, outsourcing, integration of software systems and services – all in accordance with its customers’ specific needs. Matrix also provides upgrading and expansion of existing software systems. Matrix software solutions include the following components: (i) development of dedicated customer software; (ii) customization of software developed by Matrix or by third parties to provide a response to customers’ requirements; (iii) systems assimilation; and (iv) integration of all or part of these components. The scope of work invested in each individual component varies from one customer to the other, based on each customer’s specific requirements.

        Software Products. Matrix’s operations in this area include the marketing and assimilation of software products in various categories, mainly customer relationship management (CRM) software products, systems management and business service management products, software products for content management, software products for business intelligence (BI), data warehouses and extract/transform/load (ETL), software products for integration, database systems, open-code operating systems, software products for knowledge management, and software development and testing tools.

        Infrastructure solutions and hardware products. These include: (i) supply of infrastructure solutions for computer and communication systems; (ii) sale and marketing of PCs, laptops, Intel servers, peripheral equipment, operating systems, servers and workstations operating on Unix and Linux operating systems, and sales and marketing of storage and backup systems for mainframe computers such as HP and IBM; and (iii) maintenance for computers and peripheral equipment, lab services and a help desk.

        Training and assimilation. Matrix operates technological training and qualification centers providing advanced professional courses for hi-tech personnel, training and assimilation of computer systems, applications courses, professional training and training for capital market operations.

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

        In addition to the four sector-based areas of operations, Matrix operates two horizontal divisions providing specialist services for all of the different sectors of operations. These entities include:

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

        Customers

        Matrix’s customers include large enterprises in Israel, including commercial banks (such as Bank Leumi, Bank Hapoalim, The First International Bank, Discount Bank, United Mizrahi Bank and Igud Bank), loan and mortgage banks (such as Leumi Mortgage Bank), telecommunications services providers (Bezeq, Bezeq International and Barak), credit card companies (Visa Cal, Isracard and Leumicard), leasing companies, insurance companies (such as Harel Hamishmar, Phoenix, Clal, Migdal), security agencies, cellular operators (Cellcom, Orange and Pelephone), satellite operators (YES), hi-tech companies (such as Comverse, Motorola and Amdocs), the Israeli Defense Force and government ministries and public agencies such as Israel Electric Company, Social Security, Mekorot, Amidar, and media and publishing entities.

Magic

        Magic Software Enterprises Ltd., or Magic, develops, markets and supports composite application development and deployment platforms with a service-oriented architecture, or SOA, including application integration and business process management, or BPM, with existing and legacy systems. Magic’s products and services are available through a global network of subsidiaries, distributors and software solution providers in approximately 50 countries. Users of Magic’s solutions and technology include a broad community of independent software vendors, system integrators and corporations worldwide, supported by an extensive global services organization. In addition to technology, Magic provides its customers with maintenance and technical services, as well as professional services and training.

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

        Magic delivers the following two complementary products that address the wide spectrum of SOA and composite applications:

—     iBOLT Business Integration Suite – a flow oriented composite applications toolset, delivering a comprehensive, business-driven integration framework that empowers enterprises to improve business performance. iBOLT enables customers to easily design, develop and deploy automated business processes, including BPM and business activity monitoring. Increasing the usability and life span of existing legacy and other IT systems, iBOLT allows fast application integration (EAI), development and customization of diverse applications, systems and databases, assuring rapid return on investment and time-to-market, increased profitability, and customer satisfaction.

—     eDeveloper – an interactive composite applications toolset, delivering a productive, state-of-the-art technology for developing and deploying Web and client/server applications across and beyond the enterprise. eDeveloper automates the mundane repetitive tasks of the software development cycle – significantly shortening the process; reducing project risk; and minimizing human errors.

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

        Professional Services

        Magic, together with Magic’s partners, offers customers application integration and development services that assist customers to maximize their development investments. These services include project management, technical support, installation services, application development, integration, consulting and training. All projects are subject to a rigorous standard for project management and quality assurance. Nevertheless, Magic’s goal is to provide such activities as a complementary service to customers and partners as part of its focus on license sales.

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

        Vertical Solutions

        Magic also develops, markets, and supports, through its subsidiaries and affiliates, vertical applications, including long-term care, cargo handling and inventory control solutions.

        — Healthcare – Advanced Answers on Demand Holding Corp. develops and markets application software targeted at the long-term care industry. This comprehensive solution is designed to meet the management information needs of retirement homes, nursing homes, assisted living facilities, continuing care retirement communities, and home health and rehabilitation agencies.

        — Cargo handling – Hermes (formerly Magic eCargo) is a comprehensive solution for cargo handling and inventory control that is designed to increase productivity, improve efficiency, and reduce costs. Hermes handles many aspects of a cargo operation including inventory control, automated build-up of flights/manifesting, messaging to CARGO-IMP standards, customs clearance, weight and balance departure control systems, interfacing, scanning and verification of cargo, secured tracking and a comprehensive financial package for all aspects of charging, collecting fees and invoicing.

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

        Markets and Customers

        Magic markets and sells its products and services in approximately 50 countries worldwide. Industries that are significantly represented in the Magic community base include finance, retail, media, telecommunications, manufacturing, healthcare and government agencies. Among the thousands of end-users running their business systems with Magic’s technology, are the following:

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

BluePhoenix

        Until recently, we held a controlling interest in BluePhoenix. On June 20, 2007 we completed the sale of our entire holdings in BluePhoenix, to international institutional investors. BluePhoenix (formerly known as Crystal Systems Solutions Ltd.) develops and markets unique enterprise IT modernization solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure and to effectively compete in today’s environment. The combination of BluePhoenix’s comprehensive tools and services with its unique methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets. BluePhoenix’s complete modernization solutions consist of a combination of automated technologies and services that minimize the risk through the whole life cycle of the process. Its solutions are based on technologies for Understanding, Migration, Remediation, and Redevelopment, which allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to adapt to new business demands. In addition, by using BluePhoenix’s technologies, organizations gain the added value of extending their systems to be ready for future demands, such as SOA.

        BluePhoenix’s solution portfolio includes software products, software tools and services that address the most pressing challenges organizations and companies face today. BluePhoenix’s modernization solutions are offered to customers in all business market sectors, particularly financial services, banking, insurance and automotive. With 12 offices in 10 countries, five full service delivery centers, and representatives, BluePhoenix provides its products and services worldwide.

        BluePhoenix’s comprehensive enterprise technologies span mainframe, midrange, and client/server computing platforms. BluePhoenix has enhanced its expertise through the successful completion of projects for many large organizations over the past two decades, establishing its credibility and achieving international recognition and presence. Based on BluePhoenix’s technology and that of its affiliates, BluePhoenix develops and markets software products, tools, and related methodologies. BluePhoenix delivers its tools and methodologies together with training and support in order to provide enterprises with comprehensive solutions, primarily for the modernization of existing IT systems.

        BluePhoenix provides its modernization solutions directly and through its strategic partners, such as IBM, EDS, NCS, Matrix, and TACT. Additionally, from time to time, other IT services companies license BluePhoenix technologies for use in modernization projects in various markets. BluePhoenix’s partners are usually system integrators who assist it in increasing its penetration and exposure in the market. BluePoenix provides solutions to its partners’ customers in collaboration with the system integrator’s team. In most cases, the partners provide related services to the customers. BluePhoenix’s arrangements with its partners vary. It may enter into distribution agreements with its partners under which it grants license rights to its partners or to the partners’ customers, provides related services, or a combination of both. Alternatively, BluePhoenix may enter into subcontractor relationships with its strategic partners.

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

        Enterprise IT Understanding–These solutions enable companies to make informed strategic decisions regarding the future of their IT systems by automatically capturing multiple levels of operational and development information into a consolidated metadata warehouse. BluePhoenix tools facilitate global assessments and impact analyses of application assets, thus helping reduce costs, streamline working processes, and increase efficiency. Enterprise IT understanding solutions include the following:

—        BluePhoenix™ IT Discovery–This solution provides fast and convenient access to application inventory, dependency, and operational information. This tool performs the complete audit necessary to enable companies to define and analyze all application assets in order to make informed decisions about ongoing modernization activities.

—        BluePhoenix™ LogicMiner–This recovery solution mines COBOL and extracts business rules from the legacy code, thus providing IT departments with the ability to begin a modernization process based on techniques that preserve the functionality of legacy code. LogicMiner increases a system’s manageability, while eliminating rules that no longer apply to current business procedures.

        Enterprise IT Migration–These solutions enable companies to consolidate and eliminate a wide range of legacy hardware and software through automated migration of applications, databases, platforms, programming languages, and data. These tools help to reduce costs and resources, and minimize reliance on proprietary technology, sunset products, and dwindling skill sets. The SOA-ready solution is provided as a post-migration service, allowing customers to extend their development environment by providing access to mainframe systems through Web services protocols, making legacy systems appear as modern systems. Enterprise IT Migration solutions include the following:

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

—        BluePhoenix™ Rehosting–Organizations implement mainframe rehosting in order to reduce the ongoing costs of existing legacy CICS and batch applications. Rehosting leverages the strength and investment of older COBOL applications while taking advantage of new, cost-efficient hardware and open operating system environments such as Linux, Unix, Windows, J2EE, and .NET.

—        BluePhoenix™ LanguageMigrator–An automated migration tool for converting COBOL and 4GLs (fourth generation languages) such as ADSO, Natural, ALLFusion Gen (formerly COOL:Gen), Mantis, and PowerBuilder to COBOL and Java/J2EE. This reliable, time-efficient, and comprehensive solution enables site-wide installation, simultaneous testing, and implementation of batch programs.

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

—        BluePhoenix™SOA-Ready Enalement–This post-migration service extends the useful life of valuable legacy applications that run on historic mainframe platforms by allowing them to be easily reused in a modern Web-centric environment. This comprehensive solution provides Web services and Web customers for legacy applications.

        Enterprise IT Remediation–These solutions enable companies to extend the life of their existing IT systems by quickly adapting to new regulatory changes and business requirements. These automated tools can be easily customized to fit any IT environment and corporate need, including data field adjustment, IT standardization, and system consolidation. Enterprise IT remediation solutions include the following:

—        BluePhoenix™ FieldEnabler–New business decisions or regulatory requirements often require companies to make changes that impact a wide range of system components. These include field adjustments that involve changes in the type, length, and structure of a database or program field, such as expanding a dealer code. FieldEnabler is a rule-based tool that enables a step-by-step, comprehensive process for making these kinds of modifications across an enterprise in a reliable and time-efficient manner.

—        BluePhoenix™ StandardsEnabler–A highly automated solution for reliably facilitating system consolidation into a single set of naming standards. Since all resources being converted must be changed in parallel, the large task of manually standardizing the naming of system components is not practical. Thistool provides an automated solution addressing this problem.

— BluePhoenix™ COBOL/LE-Enabler–A highly automated solution that facilitates the migration of COBOL code from non-LE compliant environments to LE compliant environments.

—        BluePhoenix™ EuroEnabler–A highly automated solution that enables the transformation of applications to be euro compliant. EuroEnabler fully preserves system and data integrity and helps to maintain existing levels of system application development and maintenance throughout the process.

        Enterprise IT Redevelopment–These solutions enable companies to mine existing applications by extracting business rules, data flows, and data models, and then reusing the proven code base to create more flexible Java/Web-based applications. BluePhoenix tools help reduce maintenance costs and resources and application development time-to-market. Enterprise IT redevelopment tools include the following:

—        BluePhoenix™ AppBuilder–BluePhoenix’s primary redevelopment legacy environment has been used for managing, maintaining, and reusing the complicated applications needed by large businesses. It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily on legacy systems. Enterprises using AppBuilder can build, deploy, and maintain large-scale custom-built business applications for years without being dependent on any particular technology until they cease using their legacy infrastructure.

—        BluePhoenix™ Redevelopment–Based on AppBuilder and Logic Miner, Redevelopment transforms legacy COBOL programs into service oriented applications deployed on the latest platforms. The resulting application conforms to industry standards and is written in clean, maintainable source code. This conformance to standard architectures, such as full object-orientation and Web services, is a key differentiator in the Redevelopment approach when compared to more common migrations. Instead of using the common approach where each line of COBOL source code is translated to one or more statements in the target language (known as 1-1 approach), Redevelopment uses a model based approach. Redevelopment develops a platform independent model from platform specific models of legacy COBOL applications identified by BluePhoenix LogicMiner. This platform independent model may then be extended to meet new business requirements. Finally the application is generated to J2EE, .NET, or COBOL.

—        Visual MainWin® for the Unix and Linux platforms (formerly MainWin)–Visual MainWin® for the Unix and Linux platforms is an application-porting platform that enables independent software vendors to develop applications in Visual C++ and deploy them natively on Unix and Linux without the investment that is usually associated with designing and developing a new source code base for Unix platforms.

        Customers

        BluePhoenix provides its modernization solutions directly or through its strategic partners, such as IBM, EDS, NCS, Matrix, and TACT. Additionally, from time to time, other IT services companies license the technologies for use in modernization projects in various markets. BluePhoenix customers include, among others:

    —        In the financial services sector -Citibank, Credit Suisse, Fidelity International Resource Management, Laiki Group, Rabobank Netherland BV, Rural Servicios Informaticos (Spain), SDC Udvikling (Denmark) and Woolwich PLC.

    —        In the insurance sector– American Family Life Assurance company of Columbus, DesJardins General Insurance Group Inc., Employees retirement system, Europe Assistance, Friends Provident, Management Services Ltd., Legal and general Resources, Scottish Equitable Plc. and New York City.

    —        In other industries –Ansys Inc., Canonburg, Altera Corporation, Business Objects Corp., Commonwealth of Australia represented by the Department of Immigration and Multicultural and Indigenous Affairs, Daimler Chrysler AG, Erhervs-og Selskabsstyrelsen, ESRI – Environmental Research institute, Inc., IBM de Mexico Comercializaion y- servicios S.A., IBM (Rational Software), Lawson Products, Mentor Graphics Corporation, Ministry of Defense (Israel), Siebel Systems, Inc., Toyota Motor Sales, USA, Inc. and TEMENOS Group.

Sapiens

        Sapiens International Corporation N.V., or Sapiens, is a global provider of IT solutions that modernize business processes to enable insurance and other leading companies to quickly adapt to changes. Sapiens’ solutions, sold as customizable software modules, align IT with business demands for speed, flexibility and efficiency. Sapiens’ solutions are supplemented by its technology, methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. Sapiens’ solutions include scalable insurance applications developed for leading organizations such as AXA, Norwich Union, Liverpool Victoria, OneBeacon, Principal Financial Group, ING, Occidental Fire & Casualty, Texas Farm Bureau Insurance Companies and Menora Mivtachim Insurance in Israel. Sapiens’ service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve their business objectives.

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

        Sapiens markets its solutions globally through its direct sales force and through marketing alliances with global IT providers, such as IBM Corporation and Electronic Data Systems Corporation. Sapiens is a “Premier Business Partner” of IBM and works with IBM on solutions, joint development, testing, validation and marketing. Through this and other business alliances, Sapiens has developed extensive knowledge in mainframe and mid-range systems, including CICS, DB2, MQ and the WebSphere e-business platform. Sapiens is also a member of IBM’s Insurance Application Architecture (IAA) group and the ISV Advantage Program for the small and medium business insurance market segment.

        Sapiens’Business Solutions for the Insurance Industry

        Sapiens has formulated Sapiens INSIGHT™, a suite of modular business software solutions that make use of existing assets to quickly and cost-effectively modernize business processes that are the key to survival in the current, challenging insurance landscape. Sapiens’ insurance solutions, which include the Sapiens INSIGHT™ family, are based on Sapiens core technology, Sapiens eMerge™.

        Sapiens INSIGHT™ is designed for the general (property and casualty) and life insurance markets. These solutions can be customized to match specific legacy systems and business requirements, while providing pre-configured functionality. These solutions can be used independently or together as follows:

—	SapiensINSIGHT™ for Property & Casualty is a fully functional, general insurance policy administration solution that makes it easier for brokers and agents to do business with carriers. By automating the process, this web-enabled solution reduces the cost of doing business and optimizes risk selection through the use of rules based underwriting.

—	SapiensINSIGHT™ for Life & Pensions is a powerful and comprehensive framework-based life and pensions solution that serves companies administering life insurance, pension funds, health insurance and saving plans. INSIGHT™ for Life & Pensions is dynamic, highly customizable and can be easily accommodated to administer changes in processes. It is fully web-enabled, prepared to utilize the advantages of the internet and intranet.

—	SapiensINSIGHT™ for Underwriting (formerly MediRisk INSIGHT™) is an underwriting solution for life, health and disability insurance. It reduces customer’s costs by automating a larger portion of the process of evaluating the risks of new business and by streamlining the procedures for handling new business. By using this solution, an insurance company can make underwriting assessments on new cases earlier in the business cycle and achieve greater consistency in its decision-making. Sapiens markets INSIGHT™ for Underwriting on the basis of licensing and distribution agreements with MediRisk Solutions Ltd. which developed the solution and holds the intellectual property rights to it.

—	SapiensINSIGHT™ for Reinsurance is a sophisticated solution for the insurance market, designed to support carriers and reinsurers in the management of all types of reinsurance for the general (property and casualty) and life insurance markets, according to the rapidly changing requirements of the international reinsurance market. This state-of-the-art, web-enabled solution streamlines and reduces the cost of handling all reinsurance functions through automation, is based on ACORD standards and B2B XML technology, and is designed for a multi-language, multi-currency and multi-company environment.

—	SapiensINSIGHT™ for Claims is a solution that effectively manages and streamlines the information flow of claim handling across an insurance provider’s entire organization. This solution uses highly accessible business rules and messaging standards and allows the use of a company’s existing information assets.

—	SapiensINSIGHT™ for Closed Books, also known as LifeLite, is a solution for life insurance companies and pension funds seeking ways to reduce the cost of maintaining long-term closed books of business, that is, lines of business that are no longer current. Sapiens provides customizable solutions that enable companies to efficiently and more effectively administer policies and claims relating to closed books.

        Sapiens collaborates with its customers to tailor the Sapiens INSIGHT™ solutions to achieve the unique operational performance goals of each organization. In addition, Sapiens has executed independent projects for the insurance market, providing enhanced information access and visibility to empower the sales, agent and broker community, thus accelerating transaction processing for improved customer service and business efficiency. Sapiens’ insurance solutions are compatible with a variety of platforms including IBM System z, IBM System i and HP UNIX at the host-side and Intel-based Web servers. They are also compatible with open architecture standards such as .NET, Java EE, XML, Web Services and application server platforms such as IBM’s WebSphere™.

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

        Customers

        Sapiens INISGHT™. Sapiens markets the Sapiens INISGHT™ suite of solutions to insurance carriers in four main categories: Property & Casualty (known as General Insurance in Europe); Life and Pensions (known as Life and Health in the US), Reinsurance and Medical Underwriting. Sapiens’ customers and target markets have direct written premiums in the range of $80 million to $5 billion per year. However, given the flexibility and modularity of the Sapiens INISGHT™ suite of solutions, its offerings can accommodate most situations and budgets.

        Sapiens eMerge™. Sapiens markets Sapiens eMerge™ primarily to corporate customers and government entities with large information technology budgets and ongoing maintenance and development needs. Sapiens’ corporate customers include, among others, insurance companies, banks and other companies offering financial services and companies in the manufacturing and transportation sectors. The principal markets in which Sapiens competes are located in North America, Europe, Israel and Japan.

nextSource Inc.

        nextSource has emerged as a leader in the field of workforce solutions by developing and delivering an innovative and comprehensive suite of services and products. This model allows customers to engage nextSource for one or any combination of solutions that address the rapidly changing challenges posed to the customer by today’s global, complex workforce. nextSource ability to meet a customer’s entire workforce management present and future needs, as a single source, positions it as the workforce solutions provider of choice.

        nextSource’s wheel of integrated solutions include:

—	Vendor Management – Talent Acquisition Management Solution (TAMS)

        One of nextSource’s key products is its intuitive, web-based vendor management system named Talent Acquisition Management Solution (“TAMS”). TAMS is an industry leading, scalable, 8th generation vendor management software application. TAMS automates the process of acquiring and managing a customer’s workforce consisting of temporary staffing, contract workers, consultants and direct hires. TAMS also facilitates the competitive sourcing and tracking of fixed price, deliverable-based projects.

        TAMS introduces process improvements resulting in the elimination of inefficiencies, reducing the amount of time HR managers and procurement teams spend in acquiring and tracking contingent workforces. The application provides timekeeping, invoicing, online requisitioning, online purchase orders and all approvals associated with each function. nextSource is able to configure the application to fit its customers’ specifications with minimal implementation time through nextSource’s highly experienced implementation team.

—	Salary & Rate Benchmarking – The PeopleTicker

        nextSource’s key product in this area, “The People Ticker,” is the industry’s only web-based, real-time rate and salary benchmarking tool for full-time and contingent compensation. “The People Ticker” replaces the antiquated salary survey approach by providing users with real time rate and salary data specific to an industry, geographic region and job description. With this powerful application, customers are able to assess and react to the cost of specific labor market fluctuations on a real-time basis. The application takes the guesswork out of establishing geography and position specific, hourly rates and full-time salaries for employees based on current market supply and demand. Armed with this information, customers are now able to hire and retain employees, procure contingent labor and budget for project-based initiatives in a cost effective manner. Currently, The PeopleTicker is in its 3rd generation and covers the United States, Canada, United Kingdom and India.

—	Payrolling Services/Third Party Employer of Record Services

        nextSource offers a comprehensive payrolling and risk mitigation service. nextSource payrolling services protect its customers and mitigate risks and the many legal issues surrounding the acquisition of 1099s or independent contractors. nextSource serves as the employer of record for these resources providing customers with the ability to maintain flexible workforce capabilities. nextSource complements its payrolling services offering with “People Time,” a web-based, time and attendance tracking application enabling hiring managers to collect and report worker time and cost data.

—	Staffing

        Through “ConsultingDirect,” nextSource creates an efficient web-enabled labor market/reverse auction through which a pool of pre-screened and pre-qualified members of its Registry of Certified Consultants (ROCC), have the opportunity to bid for open positions. ROCC members provide their requested hourly rate or project fee and the customer is able to make an informed decision in a highly competitive, transparent auction-type market for each job posting. nextSource believes that this system provides a very efficient process for customers to reach a wide group of pre-screened, pre-negotiated candidates.

—	Agency Exchange

        In 2003, nextSource created The Multiple Listing Staffing Association (MLSA), an industry-wide network of independent, nextSource-qualified staffing agencies. The MLSA brings together staffing agencies working cooperatively with one another under the nextSource umbrella. Members of the MLSA can post an unlimited number of openings of any type on nextSource’s web-based portal and increase their own qualified candidate pool by accessing the nextSource database of candidates, in addition to accessing new customers and additional openings from other agencies.

—	HR/Procurement Consulting

        nextSource provides HR and procurement consulting, including assisting customers with the negotiation of rates and supplier agreements and the establishment of agency performance metrics. nextSource also offers salary and compensation analysis, assessment of co-employment risks, review of on-boarding and off-boarding procedures and other HR policies and processes.

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

        The following table summarizes our revenues by operating segments for the periods indicated:

	Software Services	Proprietary Software Products	Total
	$ in thousands

Year ended December 31,
2006	319,939	172,796	492,735
2005	274,901	157,589	432,490
2004	227,262	168,000	395,262

        The following table summarizes the revenues from our IT products and services by geographic regions of our customers, for the periods indicated:

	Year ended December 31,
	2006	2005	2004
	$ in thousands

Israel	273,219	236,826	201,376
International:
United States	117,768	98,770	96,536
Other (includes various countries, mainly in Europe)	101,748	96,894	97,350

	219,516	195,664	193,886

Total	492,735	432,490	395,262

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

        Matrix’s principal competitors in the domestic Israeli market are Israeli IT services companies and systems integrators, the largest of which are Ness Technologies Inc. and Team-Malam. Matrix’s international competitors in the Israeli marketplace include HP., EDS, IBM and Microsoft. These international competitors often use local subcontractors to provide personnel for contracts performed in Israel.

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

        BluePhoenix’s principal competitors consist of system integrators, offshore outsourcers, and tool vendors, including leading software developers, who enable customers to replace or modernize their legacy systems. Major system integrators in the market include IBM, Accenture, Capgemini, and EDS. IBM has established legacy modernization as a strategic aspect of its long-term application development strategy. Major system integrators have a specific and dominant advantage in the underlying application development infrastructure associated with many legacy environments (predominantly IBM mainframes) and a large service delivery capability. In some cases, BluePhoenix cooperates with some of these system integrators in providing specific solutions or portions of comprehensive projects. Major offshore outsourcers in the market include TCS (Tata Consulting Services), WIPRO, Patni, and Infosys. Both systems integrators and offshore outsourcers have vertical market groups offering consulting and professional services.

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

        Sapiens’ competitors in the market for solutions offered to the insurance industry fall into several categories: vendors of complete systems, vendors of insurance software products, large multinational integrators and local integrators in the various territories where Sapiens operates.

        Examples of competitors are: CSC, Camilion, SOLCORP, Fineos, SAP, SunGard, Navisys, FIS, ePolicy Solutions, InsureWorx, OneShield, Ascendant One, Insurity, IDP, The Innovation Group, Duck Creek and AQS in the United States; Unisys, SunGard and RebusIs in the United Kingdom; Falmeyer (FJA) and COR AG Insurance Technologies in Germany. Examples of large integrators in the insurance field are Electronic Data Systems and CSC (companies that also have customer or alliance relationships with Sapiens in other fields). An example of a competitor that is a local integrator is Ness Technologies in Israel.

        In addition, Sapiens faces competition from its customers’ and potential customers’ internal IT departments, who often prefer to develop solutions in-house.

        Sapiens’ competitors in the business rule engines and management marketplace include Fair Isaac (Blaze), Pegasystems, ILOG, Computer Associates, Haley, Corticon, Versata, RuleBurst and ESI.

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

C.	Organizational Structure

        Formula is the parent company of the Formula Group.

        The following table presents certain information regarding the control and ownership of our significant subsidiaries, as of June 20, 2007.

Subsidiary	Country of Incorporation	Percentage Of Ownership

Matrix IT Ltd.	Israel	50.3%
Magic Software Enterprises Ltd.	Israel	50.01%
Sapiens International Corporation N.V.	Netherlands Antilles Islands	63.4%
nextSource Inc.	United States	100.00%

        BluePhoenix was our subsidiary during the periods covered by this annual report but we sold our entire shareholdings in it in June 2007.

        The ordinary shares of Magic and Sapiens are traded on the NASDAQ National Market and on the TASE, and the ordinary shares of Matrix are traded on the TASE.

D.	Property, Plants and Equipment

        Our corporate headquarters, as well as the research and development and sales and marketing headquarters of a majority of our subsidiaries, are located in Herzlia, Israel. We lease approximately 90,000 square feet of office space in Herzlia, pursuant to a lease which expires on October 31, 2009. One of our subsidiaries leases approximately 23,000 square feet of office space in another building in Herzlia pursuant to a lease ending in December 2008, with an option to extend for an additional 24 months. We also lease approximately 160,000 square feet of office space in several other locations in Israel.

        We own a 39,300 square feet facility in Or-Yehuda, Israel used for office space of Magic.

        In addition, Sapiens leases approximately 45,300 square feet of office space in Rechovot, Israel and several of our subsidiaries lease approximately 184,000 square feet of office space and sales and support premises in the United States, Europe and Asia.

        The aggregate amount we paid pursuant to our lease agreements in 2006 was approximately $11.2 million.

        We believe that our properties are adequate for our present uses. If in the future we require additional space to accommodate our growth, we believe that we will be able to obtain this additional space without difficulty and at commercially reasonable prices.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        Formula is the parent company of subsidiaries and affiliates, referred to collectively as the Formula Group. We are principally engaged in providing software consulting services, developing proprietary software products and providing computer-based business solutions. We currently hold a controlling interest in three publicly traded subsidiaries: Magic, Matrix and Sapiens. In addition, we wholly own nextSource. We consolidate the results of operations of our subsidiaries with ours. Our operating results are directly influenced by the consolidation and cessation of consolidation of our subsidiaries. This could cause significant fluctuations of our consolidated operating results. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and you should not rely on these comparisons as indications of our future performance.

        On June 20, 2007 we completed the sale of our entire holdings in our subsidiary BluePhoenix to international institutional investors for aggregate consideration of approximately $64 million. Formula expects to recognize capital gains of approximately $18 million from the sale.

        On December 26, 2006, we spun-off Formula Vision and Formula Vision is no longer a subsidiary of us. The spin-off was effected by way of distributing 36,696,000 Formula Vision shares owned by us (representing approximately 57% of the outstanding share capital of Formula Vision) as a dividend to our shareholders. Formula Vision shares were distributed at a ratio of 2.78 Formula Vision shares for every one outstanding ordinary share of Formula held at the close of trading on December 14, 2006, the record date, prior to withholding taxes. For more information, see “Critical Accounting Policies- Spin-off of the Investment in Formula Vision” and “–Critical Accounting Policies– Discontinued Operation” below.

        On December 31, 2006, Formula Vision paid to us approximately $51 million, as a full repayment of the principal of the debentures and interest accrued thereon.

        In March 2005, we completed a private placement of 2,400,000 Formula shares for aggregate consideration of $33.0 million. The shares were issued to FIMGold LP, an entity owned in equal shares by Dan Goldstein, our former chief executive officer and chairman of the board, and FIMI Opportunity Fund (which is managed by a company in which our former directors, Ishay Davidi and Yarom Oren serve as officers).

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

        Our functional and reporting currency

        Formula and some of our subsidiaries operate primarily in the economic environment of the NIS. The functional currency of our other subsidiaries is the dollar. We have elected to use the dollar as our reporting currency.

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

        We recognize revenues from projects billed on a time and material basis, based on SOP 81-1 “Accounting for Performance of Construction – Type and Certain Production – Type Contracts,” using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provision for estimated losses on uncompleted contracts is made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2006, no such estimated losses were identified.

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

        Our management believes that our revenue recognition policies are in accordance with the SEC Staff Accounting Bulletin No. 101 and Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements.”

        Capitalized Software Research and Development Costs

        Development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined by our subsidiaries when detailed program design is completed and verified in accordance with the provisions of the FASB Statement of Financial Accounting Standards No. 86 (SFAS 86). Software development costs incurred by our subsidiaries before technological feasibility is established are charged to the statement of operations as incurred net of participation of the Office of the Chief Scientist (OCS). Our subsidiaries’ policy on capitalized software costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as development expense or capitalized costs. Our subsidiaries’ management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization. Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is computed by the straight-line method, over the remaining useful life of the product, or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. Currently, amortization is computed by the straight-line method over a period of 3 to 5 years. Our subsidiaries’ failure to accurately predict the useful life of capitalized software could cause a one-time amortization, which could adversely affect our operating results.

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

        Goodwill and intangible assets are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets. These write downs, if any, may have an adverse affect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired.

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

        Spin-off of the Investment in Formula Vision

        According to APB No. 29 “Accounting for Nonmonitary Transactions”, a spin off is accounted as a decrease in the company’s retained earnings and measured according to the book value of the investment as of the spin-off date.

        Discontinued Operation

        Under SFAS 144, when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations, that is provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

A.	Operating Results

        Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

        Revenues. Revenues increased 14% from $432.5 million in 2005 to $492.7 million in 2006. Revenues from the two categories of our operation were as follows: Revenues from the delivery of software services increased 16% from $274.9 million in 2005 to $320.0 million in 2006. This increase was attributable to the growth in Matrix’s and nextSource’s revenues due to an increased demand for their services. Revenues from the sale of proprietary software solutions in 2006 were $172.8 million compared to $157.6 million in 2005, an increase of 10%. This was due to an increase in BluePhoenix’s and Sapiens’ revenues. Magic’s revenues remained relatively the same in 2006 and 2005.

        Cost of Revenues. Cost of revenues consists primarily of wages and related expenses and hardware and other materials costs. Cost of revenues increased 16% from $293.6 million in 2005 to $340.0 million in 2006. As a percentage of revenues, cost of revenues were relatively at the same level in 2005 and in 2006, 68% and 69%, respectively. Our software services sales are generally characterized by a lower gross margin than sales of proprietary software solutions. Cost of revenues for proprietary software solutions increased 12.4% to $84.4 million in 2006 from $75.1 million in 2005, primarily due to the increase in the cost of revenues of all of our proprietary software solutions subsidiaries. Cost of revenues for software services increased 16.5% from $218.6 million in 2005 to $255.6 million in 2006, primarily due to the increase in the cost of revenues of our subsidiaries Matrix and nextSource.

        Software Development Costs, net. Software development costs consist primarily of wages and related expenses and, to a lesser degree, consulting fees we pay to independent contractors engaged in research and development. Software development costs, net, consist of software development costs, gross, less capitalized software costs. Software developments costs, gross, in 2006 and 2005 were $32.3 million and $31.9 million, respectively. In 2006, we capitalized software costs of $15.9 million compared to $16.5 million in 2005. Capitalization of software costs in 2006 was attributable to our proprietary software solutions subsidiaries. Software development costs, net, increased from $15.4 million in 2005 to $16.4 million in 2006. As a percentage of revenues, software development costs, net remained at the same level in 2006 and 2005, 3.3% and 3.5%, respectively. The increase in software development costs was attributable primarily to BluePhoenix, Magic and Sapiens which had research and development expenditures of approximately $9.4 million, $3.9 million and $2.5 million, respectively. Amortization of capitalized software costs were $16.4 million in 2006 and $12.4 million in 2005, which amounts were included in cost of revenues.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, severance and related expenses, travel expenses, selling expenses, rent, utilities, depreciation, amortization and professional fees. Selling, general and administrative expenses in 2006 and 2005 were $113.7 million and $111.2 million, respectively. As a percentage of revenues, selling, general and administrative expenses remained relatively the same in 2006 and 2005. The increase in selling, general and administrative expenses was primarily attributable to an increase in selling, general and administrative expenses of Matrix which was offset by a decrease in selling, general and administrative expenses of Sapiens.

        Restructuring Costs. Restructuring costs in 2006 were $3.2 million and were primarily attributable to restructuring activities of Magic, which had restructuring costs of $2.4 million, and Sapiens which had restructuring costs of $758,000. The restructuring costs of Magic resulted mainly from severance payments paid in connection with the restructuring and impairment plan announced by Magic in the third quarter of 2006, which aimed to reduce costs and improve profitability. Restructuring costs in 2005 were $1.5 million and were primarily attributable to restructuring activities of Sapiens which had restructuring costs of $1.1 million and Magic which had restructuring costs of $342,000. The restructuring costs of Sapiens resulted from the lay-off of approximately 40 employees.

        Operating Income. Our operating income increased from $10.7 million in 2005 to $19.5 million in 2006. The operating income in 2006 is attributable to the improvement in the operating results of our subsidiaries, and in particular Matrix which had operating income of $19.2 million, BluePhoenix which had operating income of $8.0 million and a decrease in the net operating loss of Sapiens, which had operating loss of $1.3 million. The improvement was offset by the operating loss of $5.4 million of Magic. The operating income in 2005 is attributable to the improvement in the operating results of our subsidiaries, and in particular Matrix which had operating income of $17.0 million and our privately held subsidiary nextSource. BluePhoenix’s operating income in 2005 was $4.0 million. The improvement in 2005 was offset by the operating loss of $4.2 million of Magic and the operating loss of $5.5 million of Sapiens.

        Financial Expenses, net. Financial expenses, net increased from $4.0 million in 2005 to $8.1 million in 2006. Financial expenses, net, is influenced by various factors, including our cash balances, loan balances, changes in the exchange rate of the NIS against the dollar, changes in the exchange rate of the dollar against the euro and changes in the Israeli CPI. The increase in financial expenses in 2006 resulted from interest expenses incurred by our subsidiaries, and in particular, BluePhoenix which had financial expenses of $3.5 million and Sapiens which had financial expenses of $2.2 million. The increase in BluePhoenix financial expenses was due the issuance of convertible notes in February 2006 and convertible debentures in March 2006. The calculation of the discount amortization and the fair value adjustments of related financial instruments resulted in non-cash financial expenses. The non-cash expenses related to the convertible notes and debentures were $1.2 million in 2006 compared to $556,000 in 2005. This increases in our financial expenses was offset by a decrease in the financial expenses of Matrix and Magic.

        Other income (expenses), net. Other expenses, net in 2006 were $820,000 and other income, net in 2005 was $704,000.

        Gain on Realization of Shareholdings. Gain on realization of shareholdings in 2006 was $3.8 million compared to $3.2 million in 2005. Gain on realization of shareholdings in 2006 was attributable primarily to the sale of Matrix One by Matrix and the decrease in the shareholding percentage by Matrix of its subsidiary Tiltan which resulted in aggregate consideration of approximately $4.0 million. Gain on realization of shareholdings in 2005 was attributable to the sale of a portion of the shares of Matrix in the open market which resulted in gain to Formula of $1.7 million, and gain from a decrease in our shareholding in Matrix due to the conversion of Matrix debentures into shares by third parties which resulted in gain to Formula of $1.6 million.

        Taxes on Income. Taxes on income in 2006 were $3.5 million compared to $4.8 million in 2005. The decrease in taxes on income in 2006 was mainly attributable to the decrease in taxes of Sapiens.

        Company’s Equity in Results of Affiliates, net. Our equity in gains of affiliates, net were $46,000 in 2006 compared to $61,000 in 2005.

        Minority Interest, net. Minority interest, net, includes the minority interest in companies which are not wholly owned by the Formula Group during each of the periods indicated. Minority interest in profits of subsidiaries in 2006 was $7.2 million compared to $687,000 in 2005.

        Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

        Revenues. Revenues increased 9.4% from $395.3 million in 2004 to $432.5 million in 2005. The increase in revenues was mainly attributable to incerase in revenues of Matrix and nextSource. Such increase was partially offset by a decrease in Sapiens’ and Magic’s revenues. Revenues from the two categories of our operation were as follows: Revenues from the delivery of software services increased 21% from $227.3 million in 2004 to $274.9 million in 2005. This increase was attributable to the growth in Matrix’s and nextSource’s revenues due to an increased demand for their services. Revenues from the sale of proprietary software solutions decreased 6.0% from $168.0 million in 2004 to $157.6 million in 2005. This decrease was primarily due to a decrease in revenues of Magic and Sapiens which was slightly offset by an increase in BluePhoenix revenues.

        Cost of Revenues. Cost of revenues increased 16% from $253.5 million in 2004 to $293.6 million in 2005. As a percentage of revenues, cost of revenues was 64% in 2004 and 68% in 2005. Cost of revenues for proprietary software solutions in 2005 was $75.1 million compared $75.2 million in 2004. Cost of revenues for software services increased 23% from $178.3 million in 2004 to $218.6 million in 2005, primarily due to the increase in cost of revenues of our subsidiaries, Matrix and nextSource.

        Software Development Costs, net. Software developments costs, gross, in 2005 and 2004 were $31.9 million and $28.7 million, respectively. In 2005, we capitalized software costs of $16.5 million compared to $13.5 million in 2004. Capitalization of software costs in 2005 was attributable to our proprietary software solutions subsidiaries. Software development costs, net, in 2005 and 2004 remained relatively at the same level, $15.4 million and $15.2 million, respectively. As a percentage of revenues, software development costs, net were 3.6% in 2005 and 3.8% in 2004. Amortization of capitalized software costs were $12.4 million in 2005 and $9.5 million in 2004, which amounts were included in cost of revenues.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 4% from $106.6 million in 2004 to $111.2 million in 2005. As a percentage of revenues, selling, general and administrative expenses remained relatively the same in 2004 and 2005.

        Restructuring Costs. Restructuring costs in 2005 were $1.5 million and were primarily attributable to restructuring activities of Sapiens which had restructuring costs of $1.1 million and Magic which had restructuring costs of $342,000. The restructuring costs of Sapiens resulted from the lay-off of approximately 40 employees.

        Operating Income. Our operating income decreased from $20.0 million in 2004 to $10.7 million in 2005. The operating income in 2005 is attributable to the improvement in the operating results of our subsidiaries, and in particular Matrix which had operating income of $17.0 million and our privately held subsidiary nextSource. BluePhoenix’s operating income in 2005 was $4.0 million. The improvement was offset by the operating loss of $4.2 million of Magic and the operating loss of $5.5 million of Sapiens. The operating income in 2004 is attributable to the improvement in the operating results of our subsidiaries, in particular Matrix which had operating income of $15.5 million and BluePhoenix which had operating income of $3.5 million.

        Financial Expenses, net. Financial expenses, net in 2005 and 2004 were $4.0 million and $5.8 million, respectively. The financial expenses, net in 2005 were mainly attributable to the influence of the interest expenses incurred by our subsidiaries, Matrix, Sapiens and BluePhoenix. The financial expenses, net in 2004 were mainly attributable to the influence of the interest expenses paid on the debentures issued by us to the public and interest expenses incurred by our subsidiaries, Matrix, Sapiens and BluePhoenix.

        Other income (expenses), net. Other income, net in 2005 was $704,000 compared to other expenses of $79,000 in 2004.

        Gain on Realization of Shareholdings. Gain on realization of shareholdings in 2005 was $3.2 million compared to $8.3 million in 2004. Gain on realization of shareholdings in 2005 was attributable to the sale of a portion of the shares of Matrix in the open market which resulted in gain to Formula of $1.7 million, and gain from a decrease in our shareholding in Matrix due to the conversion of Matrix debentures into shares by third parties which resulted in gain to Formula of $1.6 million. Gain on realization of shareholdings in 2004 was attributable to the sale of a portion of the shares we held in Magic and Matrix in the open market which resulted in a gain to Formula of $1.1 million, $3.6 million and $383,000, respectively. In addition, gain on realization of shareholdings in 2004 included gain from realization of unrealized gains in Matrix of $2.8 million.

        Taxes on Income. Taxes on income in 2005 were $4.8 million compared to $3.6 million in 2004. The increase in taxes on income in 2005 was mainly attributable to the increase in taxes of Sapiens which had taxes on income of $1.7 million.

        Company’s Equity in Results of Affiliates, net. Our equity in gains of affiliates, net were $61,000 in 2005 compared to equity in losses of affiliates of $407,000 in 2004. Our equity in losses of affiliates, net in 2004 relates primarily to affiliates of BluePhoenix.

        Minority Interest, net. Minority interest, net, includes the minority interest in companies which are not wholly owned by the Formula Group during each of the periods indicated. Minority interest in profits of subsidiaries in 2005 was $687,000 compared to $4.1 million in 2004. This decrease in minority interest, net is attributable to the increase in the net loss of Sapiens and Magic which had net loss of $9.1 million and $4.6 million, respectively. These losses were offset by the increase in net profit of our subsidiaries, Matrix, BluePhoenix and nextSource.

Impact of Inflation and Currency Fluctuations on Results of Operations

        Most of our revenues from sale of our products and services are in dollars and euros or are linked to the dollar or the euro, while a substantial portion of our expenses, principally salaries and related personnel expenses, are in New Israeli Shekels (NIS). As a result, we are exposed to any of the following risks:

—	that the inflation rate in Israel will exceed the NIS devaluation rate against the dollar or the euro;

—	that the devaluation process will lag behind the NIS inflation timing; or

—	that the euro experiences devaluation against the dollar.

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

        Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation of NIS against the US$	Devaluation of euro against the US$
	%	%	%

2004	1.2	(1.6)	(7.4)
2005	2.4	6.8	13.3
2006	(0.1)	(8.2)	(11.3)

Political, Economic and Military Conditions in Israel

        Our headquarters and principal research and development facilities are located in Israel. Although we generate approximately 45% of our revenues from international markets, we are, nonetheless, directly influenced by the political, economic and military conditions affecting Israel. Major hostilities involving Israel, including as a result of the military conflicts between the Fatah and Hamas in Gaza Strip, Judea and Samaria, or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on it in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

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

        Cash

        At December 31, 2006 we had cash and cash equivalents and short-term investments of $132.5 million and at December 31, 2005, we had cash and cash equivalents and short-term investments of $81.6 million. At December 31, 2006, we had indebtedness to banks and others of $120.3 million, of which $41.0 million was current liabilities and $79.3 million was long-term liabilities. At December 31, 2005, we had indebtedness to banks and others of $117.3 million, of which $64.9 million was current liabilities and $52.4 million was long-term liabilities.

        Formula has entered into credit facilities with several banks, pursuant to which Formula may borrow from time to time, on a short-term and long-term basis, up to an aggregate of approximately $16.0 million, as of the date of this annual report. Formula’s loan agreements contain a number of conditions and limitations on the way in which Formula can operate its business, including limitations on its ability to raise debt and sell assets. The loan agreements also contain various covenants which require Formula to maintain certain financial ratios related to shareholders’ equity and operating results.

        Some of Formula’s assets are pledged to banks. These assets include certain of our shareholdings in Matrix and Magic.

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

        Cash flow provided by operating activities in 2006 was $26.0 million compared to cash flow provided by operating activities of $6.3 million in 2005.

        Financing activities

        Cash flow used in financing activities in 2006 was $4.0 million compared to cash flow used in financing activities of $3.2 million in 2005. This was mainly the result of the following transactions:

        In December 2006, Formula distributed to its shareholders a dividend consisting of 36,696,000 shares of Formula Vision held by Formula and representing approximately 57% of the outstanding share capital of Formula Vision. Formula Vision shares were distributed at a ratio of 2.78 shares of Formula Vision for every one outstanding ordinary share of Formula, prior to withholding taxes. As a result, we no longer hold an interest in Formula Vision.

        On December 31, 2006, Formula Vision paid approximately $51 million to us, as a full repayment of the principal and interest owed to us by Formula Vision.

        In April 2006, we repaid the outstanding amount of the debentures issued by us to FIMI and IDB. The aggregate amount repaid by us was approximately $3.6 million.

        In March 2006, BluePhoenix completed a $3 million follow-on private placement of convertible debentures and warrants to certain institutional investors, who previously invested in BluePhoenix in 2004.

        In March 2006, Matrix distributed to its shareholders a cash dividend in the aggregate amount of approximately $3.0 million, of which $1.5 million was received by Formula.

        In February 2006, BluePhoenix completed a public offering in Israel of convertible debentures convertible into BluePhoenix ordinary shares, resulting in gross proceeds to BluePhoenix of approximately $11.5 million.

        In 2006, Formula and certain of our subsidiaries received long term loans of approximately $31.4 million from banks, of which $11.8 million were received by Formula, $14.4 million by BluePhoenix and $4.9 million by Matrix.

        In 2006, our subsidiaries repaid long-term loans to banks and others of approximately $9.7 million of which $8.0 million was repaid by Matrix and $1.1 million by Sapiens.

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

        In 2005, Formula and certain of our subsidiaries received long-term loans of approximately $51.2 million from banks, of which $30.4 million were received by Formula, $7.0 million by BluePhoenix and $13.5 million by Matrix.

        In 2005, our subsidiaries repaid long-term loans to banks and others of approximately $19.6 million of which $7.5 million were repaid by Matrix, $9.7 million by Sapiens and $1.8 million by Formula Vision.

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

        Investing activities

        Net cash used in investing activities in 2006 was $6.2 million and in 2005, $24.2 million. These investing activities were comprised of the following transactions:

        In February 2006, Formula Vision sold certain of its holdings in its affiliate, FIS, to a third party for a consideration of $4.0 million.

        In February 2006, Formula Vision sold the activities of its subsidiary T-Soft for a consideration of $3.0 million.

        In March 2006, Formula Vision sold certain of its holdings in its affiliate Transtech to a third party for a consideration of $8.75 million.

        In April 2006, Formula Vision paid to FIMI and IDB $5.4 million.

        In August 2006, we invested $2.0 million in Sapiens in consideration for 1,562,500 common shares of Sapiens issued to us by Sapiens.

        In 2006, we purchased in the open market shares of several of our subsidiaries as follows: 624,216 shares of Matrix for aggregate consideration of $1.9 million, 3,622,697 shares of Formula Vision for aggregate consideration of $1.3 million and 252,400 shares of Sapiens for aggregate consideration of $336,686.

        In 2006, we converted warrants of Matrix into 704,592 shares of Matrix for consideration of $1.3 million.

        In 2006, our subsidiaries capitalized software development costs and other costs in an aggregate amount of $18.8 million.

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

        In 2005, we converted warrants of Matrix into 5,300,000 shares of Matrix for consideration of $8.3 million.

        In June 2005, we invested $2.0 million in Sapiens in consideration for 1,041,667 common shares of Sapiens issued to us by Sapiens.

        In 2005, our subsidiaries capitalized software development costs and others in an aggregate amount of $17.7 million.

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

        Recent investment activities

        On June 20, 2007 we completed the sale of our entire shareholdings in BluePhoenix to international institutional investors for aggregate consideration of approximately $64 million.

        In June 2007, we invested $5.0 million in Sapiens in consideration for 1,606,667 common shares of Sapiens issued to us by Sapiens.

        We believe that the net cash proceeds we raised by financing activities, together with cash flows from operating activities, will be sufficient to meet our cash needs for the next 12 months at the current level of operations. We will consider in the future additional equity issuances, debt issuances or borrowings from banks if necessary to meet cash needs for our growth.

Commitments and Contingent Liabilities

        We have pledged some of Formula’s assets in favor of banks under our credit facilities with those banks. These assets include bank accounts, as well as certain of our shareholdings in Matrix and Magic.

        Some of our subsidiaries have floating charges in favor of banks and other financial institutions. In addition, some of our subsidiaries have liens on leased vehicles, leased equipment and other assets in favor of the leasing companies.

Other Contractual Commitments

        We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7. Major Shareholders and Related Party Transactions–Related Party Transactions–Indemnification of Office Holders.”

Related Party Transactions

        On December 31, 2006, Formula Vision paid approximately $51 million to us, as a full repayment of the principal of the debentures issued by Formula Vision to Formula in 2001 and 2002, including interest accrued thereon. In December 2005, the general meeting of shareholders approved an amendment to the debentures, pursuant to which the repayments due in 2005 and 2006 would be deferred to December 31, 2006, provided, however that the amount of cash and cash equivalents that Formula Vision holds does not exceed the amount of its bank loans (including the amount of guarantees made by Formula Vision to banks in relation to loans granted to its subsidiaries). Formula believes that it was in the best interests of Formula to effect such amendment due to Formula’s shareholding interest in Formula Vision at that time and other strategic reasons.

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

        On April 1, 2005, the Israeli Parliament passed an amendment to the Investment Law, in which it revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a privileged enterprise (rather than the previous terminology of approved enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. If the investment programs of the Formula Group companies comply with the requirements of the law, they will be entitled to certain tax benefits. We cannot assure you that any additional investment program adopted by any of these companies in the future will comply with the requirements of the law or that the tax benefits for investment programs continue at current levels.

        On January 1, 2003, Israel’s tax laws underwent a significant tax reform (Amendment 132 to the Income Tax Ordinance (New Version) – 1961). The legislation broadened the categories of taxable income, and reduced the tax rates imposed on employment income. Among the key provisions of this reform legislation were (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the controlled foreign corporation concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence subject to certain conditions.

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

C.	Research and Development, Patents and Licenses

        In 2006, we spent $16.4 million on research and development activities, in 2005 we spent $15.4 million and in 2004 we spent $15.2 million. The increase in the amount spent on research and development activities in 2006 compared to 2005 relates primarily to an increase in research and development expenditures of BluePhoenix . The amount spent on research and development activities in 2005 remained at the same level compared to 2004. For a description of our research and development activities, see “Item 4. Information on the Company–Business Overview–Software Development.”

        For information concerning our intellectual property rights, see “Item 4. Information on the Company–Business Overview–Intellectual Property Rights.”

D.	Trend Information

        We are affected by global economic changes, in particular trends in capital spending in the IT sector. Changes in purchasing patterns in the IT industry directly affect our operating results. For example, during 2001 through 2003, the overall business slowdown in the North American and European markets influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitment. These changes in purchasing patterns in the IT industry directly affected the operating results of some of our subsidiaries, which in turn affected our consolidated operating results. In 2006, we generated $10.0 million net income from our operations. However, in 2002 and 2001 we had a net loss of $2.4 million and $59.9 million, respectively. The net loss in 2002 and 2001 was a reversal from prior years in which we had net income. As IT spending is more cautious, we have pursued a strategy aimed at addressing current market needs through the introduction of cost-effective, new and enhanced products. We cannot know how the economic conditions will continue to affect our business.

E.	Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

        The following table summarizes our contractual obligations and commitments as of December 31, 2006.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Other (1)
	$ in thousands

Long term debt obligations	132,522	27,143	61,058	42,223	2,098	--

Lease obligations	33,004	11,997	16,809	3,262	936	--

Liability in respect of the acquisition of activities	1,489	210	420	420	439	--

Other long-term liabilities reflected on our balance
sheet under U.S. GAAP	7,096	--	--	--	--	7,096

Total	$174,111	$39,350	$78,287	$45,905	$3,473	$7,096

(1)     Other obligations include severance pay which was not funded by the company , the due date of which is unknown.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

        The following table describes information about our directors and senior management as of June 20, 2007.

Name	Age	Position

Gad Goldstein	48	President and Chief Executive Officer
Naamit Salomon	43	Chief Financial Officer
Guy Bernstein	39	Chairman of the Board
Shimon Laor	38	Director
Tal Barnoach	44	Director
Hadas Gazit Kaiser	31	Director
Dr. Shlomo Nass	47	Director
Dr. Ronnie Vinkler (1)	61	Director
Ofer Lavie (1)	62	Director

(1)     Outside director. See “Item 6. Directors, Senior Management and Employees–Board Practices–Outside Directors; Audit Committee; Internal Auditor; Approval of Certain Transactions Under the Companies Law,” below.

        Gad Goldstein was appointed our president in 1995 and has served as our chief executive officer since 2006. Mr. Goldstein is also a director of other companies within the Formula Group, including Matrix, Magic and Sapiens. Mr. Goldstein holds a BA degree in economics and a Masters degree in business administration, both from Tel Aviv University.

        Naamit Salomon has served as our chief financial officer since 1997. Ms. Salomon also serves as a director of Magic and Sapiens. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a BA degree in economics and business administration from Ben Gurion University and an LL.M. degree from the Bar-Ilan University.

        Guy Bernstein has served as one of our directors since November 2006. Since December 2006, he has served as the chief executive officer of Emblaze, our controlling shareholder, a publicly-traded company listed on the AIM, the London Stock Exchange. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004. Prior thereto, Mr. Bernstein served as the chief financial and operations officer of Magic, a position he held since 1999. He joined Magic from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein holds a B.A. degree in accounting and economics from Tel Aviv University and is a certified public accountant in Israel.

        Shimon Laor has served as one of our directors since November 2006. He also served as a director of Emblaze and as its chief financial officer from 1995 to 2000. Since then, he has been engaged in private business initiatives. Mr. Laor also serves as a director of Orca Interactive Ltd. and Visual Defence Inc., partially-owned subsidiaries of Emblaze. Prior to joining Emblaze in August 1995, Mr. Laor served as an economist at the head office foreign currency division of the First International Bank of Israel. Mr. Laor holds a B.A. degree in economics and accounting from Tel Aviv University.

        Tal Barnoach has served as one of our directors since November 2006. Since 1994, Mr. Barnoach has served as chairman and chief executive officer of S.E.A. Multimedia, a publicly-traded company listed on the AIM. In addition, he serves as the chief executive officer of BeInSync, a company he co-founded in 2002. Mr. Barnoach also serves as the executive vice chairman of zone IP of Emblaze. Since 1999, Mr. Barnoach has served as chairman of Orca Interactive Ltd.. From 2000 and until 2003, he served as the chairman of Icognito and Dotomi. Mr. Barnoach holds a B.A. degree in economics from Tel Aviv University.

        Hadas Gazit Kaiser has served as one of our directors since March 2007. Ms. Gazit Kaiser has served as the chief financial officer and finance director of Emblaze since December 2006. During 2005 and 2006, she served as the vice president, finance of Emblaze and the chief financial officer of Emblaze Mobile. From 2003 to 2005, Ms. Gazit Kaiser served as the budget control manager of TTI Team Telecom International Ltd., a NASDAQ-listed company. Prior thereto, Mrs. Gazit Kaiser acted as a manager at Kost, Forer Gabbay & Kasierer. Ms. Gazit Kaiser holds a B.A. degree in economics and accounting and an M.B.A. degree in finance, both from Tel Aviv University, and she is a certified public accountant in Israel.

        Dr. Shlomo Nass has served as one of our directors since April 2003. Mr. Nass is the president of and a partner in I.G.B. – Israel Global Business, an investment group. Mr. Nass performed various public duties and serves as a director of I.G.B., IRS-TKB International Consultants Ltd., Mivnei Taasiya Ltd., Ayalon Insurance Company Ltd., TAO, N.M.C. and Yuli Shukei Hon Ltd. Mr. Nass holds a B.Sc. degree in economics and accounting, an LL.B. degree, and a Ph.D degree in law, all from Bar-Ilan University. He is a certified public accountant in Israel and a member of the Israel Bar.

        Dr. Ronnie Vinkler has served as one of our outside directors since March 2007. Mr. Winkler is an independent business development and management analysis consultant. He has many years of experience in the Hi-tech industries, projects management and research and development. Dr. Vinkler also serves as a director of Mofet Israel Technology Fund Ltd. In 2002 and 2003, Mr. Vinkler served as general manager of Icom Mobile (Israel). From 2000 to 2002, he served as general manager of B.I.S. Advanced Software Solutions Ltd. Mr. Vinkler holds a B.Sc. degree in aeronautical engineering and industrial engineering and management from the Technion, Israel Institute of Technology, and a M.Sc. and Ph.D in aeronautical engineering from Caltech, California Institute of Technology.

        Ofer Lavie has served as one of our outside directors since March 2007. Mr. Lavie is an independent financial business development consultant. From 1999 to 2005, Mr. Lavie served as the chief financial officer of Metalink Ltd., a publicly-traded company listed on the NASDAQ Global Market and the TASE. Mr. Lavie also serves as chairman of the international tax subcommittee of the CFO Forum and as a director of Yozma Pension Fund for Self Employed Ltd. and of Procognia Israel Ltd. Mr. Lavie holds a B.Sc. degree in economics from Tel Aviv University.

B.	Compensation

        In 2006, we paid to our directors and officers (nine persons) aggregate direct remuneration of approximately $1.1 million. This amount includes amounts set aside or accrued to provide post-employment benefits.

        This amount does not include the following:

—	amounts expended by us for automobiles made available to our officers;

—	expenses, including business travel, professional and business association dues and expenses, that we reimburse our officers for; and

—	other fringe benefits that companies in Israel commonly reimburse or pay to their officers.

        The amount also includes payment of director’s fees to our outside directors and Mr. Shlomo Nass. We compensate our outside directors in accordance with the regulations promulgated under the Israeli Companies Law, 1999, referred to as the Companies Law. We compensate Mr. Shlomo Nass in such amounts specified in the regulations.

        Our employee directors do not receive fees for their services as directors. In 2006, we paid an aggregate amount of $53,500 for post-employment benefits for our executive officers and directors. Under Israeli law, we are not required to disclose, and have not otherwise disclosed, the compensation of our senior management and directors on an individual basis.

        We entered into written employment agreements with our executive officers pursuant to which, among other things, we pay them a monthly salary in an agreed amount. The salary is linked to the Israeli CPI. Each party may terminate the agreement upon 3 to 6 months prior notice. If we terminate any of these employment agreements, we will have to pay the usual severance pay required under Israeli law for all employees. Two of our executive officers are entitled to bonuses which aggregate approximately 2% of our consolidated net income exceeding $10 million. These two executive officers are also entitled to compensation in the event of a sale of a certain subsidiary, such compensation to be calculated based on the net proceeds from the sale.

C.	Board Practices

        Pursuant to our articles of association, directors are elected at the annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Our board is comprised of 7 persons, of which the following three have been determined by the board to be independent within the meaning of the applicable NASDAQ requirements: Shlomo Nass, Ronnie Vinkler and Ofer Lavie. The board includes two outside directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “Outside Directors” below. Each director, except for the outside directors, holds office until the next annual general meeting of shareholders. Officers are appointed by our board of directors. For information regarding the employment agreements of our officers, see “Item 6. Directors, Senior Management and Employees–Compensation.”

        Companies trading on The NASDAQ Global Market are generally required to have a majority of their board members be independent. We are exempt from this requirement under the “controlled company” exemption because more than 50% of our voting power is held by Emblaze.

        Outside Directors

        Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two outside directors. This law provides that a person may not be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as outside director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

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

        Pursuant to the Companies Law, all outside directors must have financial and accounting expertise or professional qualifications, and at least one outside director must have financial and accounting expertise. The terms “financial and accounting expertise” and “professional qualifications” are defined in regulations promulgated under the Companies Law. Our audit committee member, Ronnie Vinkler, is considered to have the required professional qualifications and Shlomo Nass and Ofer Lavie have financial and accounting expertise.

        The initial term of an outside director is three years and may be extended by the general meeting of shareholders, for an additional three years. In March 2007, Mr. Ronnie Vinkler and Mr. Ofer Lavie were appointed as our outside directors, each to hold office until February 2008. Under a recent amendment to the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) 2000, dual listed companies, like us, may re-appoint an outside director for additional three-year terms, above the maximum six-year term permitted under the Companies Law, if the audit committee and the board of directors confirm that due to the expertise and special contribution of the outside director to the work of the board and its committees, his re-appointment is in the best interests of the company.

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

        Qualifications of Other Directors

        Under the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria that is defined in regulations promulgated under the Companies Law, effective as of January 2006. In accordance with the Companies Law, the determination of the board should be based on, among other things, the type of the company, its size, the volume and complexity of its activities and the number of directors. Based on the foregoing considerations, our board determined that the number of directors with financial and accounting expertise in our company shall not be less than one.

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

        In addition, under applicable NASDAQ rules, we are currently required to have at least three independent directors and to maintain an audit committee, whose members are independent of management. We have established an audit committee, consisting of our two outside directors, Ronnie Vinkler and Ofer Lavie, as well as Shlomo Nass. Each audit committee member qualifies as an independent director under the applicable NASDAQ rules and those of the SEC. The board has determined that each of Shlomo Nass and Ofer Lavie is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16. Audit Committee Financial Expert.”

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

        We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2006 was approximately $200,000.

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

        Limitations on Exemption, Insurance and Indemnification. The Companies Law provides that a company may not indemnify an office holder, enter into an insurance contract which would provide coverage for any monetary liability, or exempt an office holder from liability, with respect to any of the following:

—	a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
—	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, except for a breach that was made in negligence;
—	any act or omission done with the intent to derive an illegal personal benefit; any fine levied against the office holder; or
—	a counterclaim made by the company or in its name in connection with a claim against the company filed by the office holder.

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

        Approval of Certain Transactions Under the Companies Law

        The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, (ii) avoiding any competition with the company, (iii) avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and (iv) revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Each person listed in the table under “Directors and Senior Management” above is an office holder. Under the Companies Law, arrangements regarding the compensation of directors require the approval of the audit committee, the board of directors and shareholder approval.

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

        We have approximately 5,960 full-time employees, of whom approximately 5,150 are software professionals. In 2005, we had approximately 4,660 full-time employees, of whom approximately 4,100 were software professionals. In 2004, we had approximately 4,240 full-time employees, of whom approximately 3,700 were software professionals. The increase in the number of employees in 2006 compared to 2005 related primarily to the increase in the number of employees in Matrix and nextSource. The increase in the number of employees in 2005 compared to 2004 stems from an increase in the number of employees of members of the group as a result of the growth in their activities, in particular Matrix and nextSource.

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

        As of June 20, 2007, none of our directors and officers had a share ownership in our company, nor did they hold options to purchase shares.

Arrangements Involving the Issue or Grant of Options to Purchase Shares

        Formula has no option plan or arrangement which is currently in effect for involving its employees in the share capital of the company.

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

        The following table presents information regarding the ownership of our ordinary shares at June 20, 2007 by each person known to us to be the beneficial owner of more than 5% of our ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC. None of the holders of the ordinary shares listed in this table have voting rights different from other holders of our ordinary shares. Except where we have indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of our shares listed below have sole investment and voting power with respect to the shares.

Name and Address	Shares Beneficially Owned	Percent of Class (1)

Emblaze Ltd.(2)	6,613,200	50.1%

Menora Mivtachim Holdings Ltd.(3)	984,111	7.5%

Clal Insurance Enterprises Holdings Ltd. (4)	707,630	5.4%

(1)	Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of June 20, 2007, are treated as outstanding only for the purposes of determining the percent owned by this person or group. Percentages in the above table are based on 13,200,000 ordinary shares outstanding as of June 20, 2007.
(2)	In November 2006, Emblaze Ltd., referred to as Emblaze, purchased from FIMGold LP all of its shareholdings in Formula, i.e. 33.4% of our outstanding share capital. Since then and until June 20, 2007, Emblase purchased additional shares of Formula in the open market and in privately negotiated transactions, bringing its holdings in Formula to 50.1% as of June 20, 2007. Emblaze is a public company traded on the AIM. The major shareholders of Emblaze, based on publicly available and other information (i.e., persons that hold 5% or more of the share capital of the Emblaze) are Naftali Shani, the chairman of the board of directors of Emblaze (who holds approximately 13.81% of the outstanding share capital of Emblaze) and Eli Reifman, vice-chairman of the board of directors of Emblaze (who holds approximately 9.43% of the outstanding share capital of Emblaze).
(3)	Menora Mivtachim Holdings Ltd. is a holding company publicly-traded on the TASE. 63.56% of Menora Mivtachim Holding’s outstanding shares are held, directly and indirectly, by Menachem Gurevitch, and 36.44% is held by the public.
(4)	Clal Insurance Enterprises Holdings Ltd. is publicly traded on the TASE. The controlling shareholder of Clal Insurance is IDB Development Corporation Ltd. (51.2%) and Bank Hapoalim Ltd. holds a 14.1% interest in Clal Insurance.

        As of June 20, 2007, 13,200,000 ordinary shares were issued and outstanding, excluding 24,780 ordinary shares that we purchased during 2002. On June 20, 2007, we had approximately 4 shareholders of record. All of our ordinary shares have equal voting rights. However, under applicable Israeli law, the shares we hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

        As of June 20, 2007, 390,446 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York, representing 390,446 of our ordinary shares. As of that date, there were approximately 17 registered holders of ADSs in the United States.

B.	Related Party Transactions

        Transactions between Formula and Formula Vision

        In connection with the exercise by Formula Vision in November 2001 of an option to purchase from Formula its entire interest in Formula’s privately held companies, Formula Vision issued to Formula, in December 2001, a series of 5-year debentures of $58.9 million in the aggregate, linked to the Israeli CPI and bearing interest at an annual rate of 5%. On March 31, 2002, we lent to Formula Vision an additional $19.4 million in consideration for a series of debentures with similar terms of the debentures issued in December 2001.

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

        In December 2005, the general meeting of shareholders approved an amendment to the debentures pursuant to which the repayments due in 2005 and 2006 would be deferred to December 31, 2006, provided, however, that the amount of cash and cash equivalents that Formula Vision holds does not exceed the amount of its bank loans (including the amount of guarantees made by Formula Vision to banks in relation to loans granted to its subsidiaries). In 2005, such loans exceeded the amount of cash and cash equivalents of Formula Vision. On December 31, 2006, Formula Vision paid approximately $51 million to us, as a full repayment of the principal of the debentures and interest accrued thereon. For more information about the amendment of the debentures, see “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources–Related Party Transactions–Transactions between Us and Formula Vision.”

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

        Office Holders’Insurance

        We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium Formula paid during 2006 was approximately $200,000.

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

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

        Financial Statements

Our consolidated financial statements and other financial information are incorporated herein by reference to “Item 18. Financial Statements” below.

        Legal Proceedings

        We are not involved in any proceedings in which any of our directors, members of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries. We are also not involved in any legal proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability, except as described below.

        In July 2003, a former Liraz shareholder filed an application with the Tel Aviv Jaffa District Court to approve a claim filed by him against BluePhoenix, as a class action. The claim relates to the acquisition of Liraz shares, which BluePhoenix completed in March 2003. The shareholder alleges that the share price BluePhoenix paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $7.3 million in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. Based on BluePhoenix’s analysis of the statement of claim, including an evaluation of the fair value of the Liraz shares, and the price paid for Liraz in a previous transaction immediately prior to the tender offer, we believe that the allegations against BluePhoenix in this proceeding are without merit and intend to vigorously defend the claim and contest the allegations made therein.

        Dividend policy

        In December 2006, Formula distributed to its shareholders a dividend consisting of 36,696,000 shares of Formula Vision held by Formula and representing approximately 57% of the outstanding share capital of Formula Vision. Formula Vision shares were distributed at a ratio of 2.78 shares of Formula Vision for every one outstanding ordinary share of Formula, prior to withholding taxes.

        In June 2005, Formula distributed to its shareholders a cash dividend in the amount of approximately $4 per ordinary share, or approximately $50.2 million in the aggregate.

        Under Formula’s dividend policy adopted by its board of directors, sums that are not planned to be used for investments in the near future, will be distributed to the shareholders as a cash dividend, to the extent that our performance allows such distribution.

B.	Significant Changes

        Except for the sale of BluePhoenix shares consummated in June 2007 and as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2006.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

        Price Range of Ordinary Shares

        The following table sets forth the high and low closing price for our ordinary shares on the TASE, for the periods indicated. The exchange rate reported by the Bank of Israel on June 20, 2007 was NIS 4.187 = $1.00.

Period	Closing Price Per Share
	in NIS
	High	Low

2002	75.80	40.12
2003	79.40	34.03
2004	98.40	61.83
2005	89.65	46.84
First Quarter	89.65	74.75
Second Quarter	85.53	51.10
Third Quarter	59.40	49.41
Fourth Quarter	53.50	46.84
2006	60.15	39.99
First Quarter	50.92	46.74
Second Quarter	60.15	46.00
Third Quarter	51.01	39.99
Fourth Quarter	59.12	40.16
December	59.12	51.50
2007
First Quarter	56.86	49.12
January	52.12	49.12
February	56.86	51.04
March	54.02	51.70
April	55.93	54.40
May	60.61	55.33
June (through June 20)	59.52	56.50

        Price Range of American Depositary Shares

        The following table sets forth, for the periods indicated, the high and low closing sale prices for the ADSs, as reported by the NASDAQ National Market.

Period	Closing Price Per Share
	in $
	High	Low

2002	16.92	8.16
2003	18.05	6.71
2004	22.08	13.44
2005	20.44	11.00
First Quarter	20.44	16.92
Second Quarter	11.34	19.95
Third Quarter	10.90	13.38
Fourth Quarter	9.95	11.00
2006	14.00	9.15
First Quarter	11.38	9.80
Second Quarter	13.50	10.00
Third Quarter	11.76	9.15
Fourth Quarter	14.00	9.40
December	14.00	12.10
2007
First Quarter	12.99	11.43
January	12.72	11.43
February	12.99	11.90
March	12.80	12.20
April	13.98	12.84
May	15.27	13.20
June (through June 20)	14.42	13.55

B.	Plan of Distribution

Not applicable.

C.	Markets

        Since our initial public offering in 1991, our ordinary shares have been traded in Israel on the TASE under the symbol “FORT.” No U.S. trading market exists for the ordinary shares. Since October 1997, our ADSs have been traded on the NASDAQ National Market, under the symbol “FORTY.”

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

        Dividend and Liquidation Rights

        Our board of directors is authorized to declare dividends, subject to the provisions of the Companies Law. Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end date of the most recent financial statements or as accrued over a period of two years, whichever is higher. Alternatively, if we do not have sufficient profits or other surplus, then permission to effect a distribution can be granted by order of an Israeli court. In any event, our board of directors is authorized to declare dividends, provided there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividends may be paid in cash or in kind. We may invest or use for our own benefit all unclaimed dividends. If dividends remain unclaimed for seven years from the date we declared the dividend they lapse and revert back to us. Our board of directors can cause us to pay the dividend to a holder who would have been entitled if the dividend had not reverted back to us. In case of liquidation, after satisfying liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their holdings. This right may be affected by the grant of a preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company’s articles of association require otherwise. Our articles of association provide that our board of directors may declare and pay dividends without any further action of our shareholders.

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

        Shareholder Duties

        Under the Companies Law, a shareholder has a duty to act in good faith towards the company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company including voting in the general meeting of shareholders on:

—	any amendment to the articles of association;

—	an increase of the company's authorized share capital;

—	a merger; or

—	approval of some of the acts and transactions which require shareholder approval.

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

        The Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly-owned subsidiary in a rollup merger transaction, or to the shareholders of the acquirer if:

—	the transaction does not involve an amendment to the acquirer's memorandum or articles of association;

—	the transaction does not contemplate the issuance of more than 25% of the voting rights of the acquirer which would result in any shareholder becoming a controlling shareholder; and

—	there is no “cross ownership” of shares of the merging companies, as described above.

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

        We consider the sale of our shareholdings of BluePhoenix and the transactions with Formula Vision as material contracts. For more information about these transactions, see “Item 4. Information on the Company–History and Development–Capital Expenditures and Divestitures.”

D.	Exchange Controls

        Under current Israeli regulations, we may pay dividends or other distributions in respect of our ordinary shares either in non-Israeli or Israeli currencies. If we make these payments in Israeli currency, they will be freely transferred in non-Israeli currencies at the rate of exchange prevailing at the time of conversion. We expect therefore, that dividends, if any, that we pay to holders of ADSs, will be paid in dollars, net of conversion expenses of the depositary, the Bank of New York and Israeli income taxes. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS. See “Item 3. Key Information–Risk Factors.”

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

        United States Federal Income Tax Considerations

        Subject to the limitations described herein, this discussion summarizes certain material United States federal income tax consequences of the purchase, ownership and disposition of our ordinary shares or ADSs to a United States holder. A United States holder is a holder of our ordinary shares or ADSs who is:

—	an individual who is a citizen or resident of the United States for United States federal income tax purposes;

—	a corporation (or another entity taxable as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any political subdivision thereof, or the District of Columbia;

—	an estate, the income of which is subject to United States federal income tax regardless of its source; or

—	a trust (i) if, in general, a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable United States Treasury Regulations to be treated as a United States person.

        Unless otherwise specifically indicated, this discussion does not consider the United States tax consequences to a person that is not a United States holder (a “non-United States holder”) and considers only United States holders that will own the ordinary shares or ADSs as capital assets.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular United States holder based on the United States holder’s individual circumstances. In particular, this discussion does not address the United States federal income tax consequences to United States holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, United States holders holding the ordinary shares or ADSs as part of a hedging, straddle or conversion transaction, United States holders whose functional currency is not the United States dollar, insurance companies, tax-exempt organizations, financial institutions, “financial service entities,” persons who acquired their shares upon the exercise of employee stock options or otherwise as compensation, real estate investment trusts, regulated investment companies, grantor trusts, individual retirement and tax-deferred accounts, certain former citizens or long-term residents of the United States and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold the ordinary shares or ADSs through, a partnership or other pass-through entity is not considered, nor is the possible application of United States federal estate or gift taxes or any aspect of state, local or non- United States tax laws.

        You are advised to consult your tax advisor with respect to the specific United States federal, state, local and foreign income tax consequences to you of purchasing, holding or disposing of our ordinary shares or ADSs.

Taxation of Distributions on the Ordinary Shares or ADSs

        Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a distribution paid by us with respect to the ordinary shares or ADSs to a United States holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for United States federal income tax purposes. The amount of the distribution with respect to the ordinary shares or ADSs will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld, as described above under “Israeli Taxation.” Dividends that are received by United States holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% through taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the United States (e.g., the NASDAQ Global Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and is determined to be satisfactory by the United States Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the United States-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate United States holders, are taxed at ordinary income rates. No dividend received by a United States holder will be a qualified dividend (1) if the United States holder held the ordinary share or ADS with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the United States holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share or ADS (or substantially identical securities); or (2) to the extent that the United States holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share or ADS with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or “PFIC”, for any taxable year, dividends paid on our ordinary shares or ADSs in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate United States holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

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

        Dividends paid by us in NIS generally will be included in the income of United States holders at the dollar amount of the dividend (including any Israeli taxes withheld therefrom), based upon the spot rate of exchange in effect on the date the distribution is received. United States holders will have a tax basis in NIS for United States federal income tax purposes equal to that dollar value. A United States holder that converts a dividend paid in NIS into United States dollars subsequent to receipt will have foreign exchange gain or loss arising from exchange rate fluctuations, which will generally be taxable as United States source ordinary income or loss.

        Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, United States holders may elect to claim as a foreign tax credit against their United States federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares or ADSs. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the United States federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a financial services entity, “financial services income” (and for the tax years beginning after December 31, 2006 as “general category income”). United States holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A United States holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares or ADSs (i) if the United States holder has not held the ordinary shares or ADSs for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the United States holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a United States holder has substantially diminished its risk of loss on the ordinary shares or ADSs are not counted toward meeting the required 16-day holding period. Distribution of current or accumulated earnings and profits generally will be foreign source passive income for United States foreign tax credit purposes.

Taxation of the Disposition of the Ordinary Shares or ADSs

        Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares or ADSs, a United States holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the United States holder’s tax basis in the ordinary shares or ADSs. The gain or loss recognized on the disposition will be long-term capital gain or loss if the United States holder held the ordinary shares or ADSs for more than one year at the time of the disposition and non-corporate United States holders may be eligible for a reduced rate of taxation (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010). Capital gain from the sale, exchange or other disposition of ordinary shares or ADSs held for one year or less is short-term capital gain and taxed as ordinary income. Gain or loss recognized by a United States holder on a sale, exchange or other disposition of ordinary shares or ADSs generally will be treated as U.S. source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

        A United States holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a United States holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A United States holder that uses the accrual method may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a United States holder that receives foreign currency upon disposition of ordinary shares or ADSs and converts the foreign currency into dollars after the settlement date or trade date (whichever date the United States holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be United States source ordinary income or loss.

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

Once made, the QEF election applies to all subsequent taxable years of the United States holder in which it holds our ordinary shares or ADSs and for which we are a PFIC, and can be revoked only with the consent of the IRS. The QEF election is made by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF election is not made, a U.S. person who is a shareholder in a PFIC must file a completed IRS Form 8621 every year.

If a QEF election is made after the first taxable year in which a United States holder holds our ordinary shares or ADSs and we are a PFIC, then special rules would apply.

—	A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares or ADSs are “marketable stock” (e.g., “regularly traded” on the NASDAQ Global Market). Pursuant to this regime, an electing United States holder’s ordinary shares or ADSs are marked-to-market each year and the United States holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares or ADSs and the United States holder’s adjusted tax basis therein. Losses are allowed only to the extent of net mark-to-market gain previously included by the United States holder under the election for prior taxable years. An electing United States holder’s adjusted basis in our ordinary shares or ADSs is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

Under the mark-to-market election, gain on the sale of our ordinary shares or ADSs is treated as ordinary income, and loss on the sale of our ordinary shares or ADSs, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss (losses in excess of net mark-to-market gain previously included is generally capital loss). The mark-to-market election applies to the tax year for which the election is made and all later tax years, unless the ordinary shares or ADSs cease to be marketable or the IRS consents to the revocation of the election.

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

Excess distributions must be allocated ratably to each day that a United States holder has held our ordinary shares or ADSs. A United States holder must include amounts allocated to the current taxable year and to any period prior to the first day of the first taxable year for which we are a PFIC in its gross income as ordinary income for the current taxable year. All amounts allocated to other years of the United States holder would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The United States holder also would be liable for interest on the deferred tax liability for each such other year calculated as if such liability had been due with respect to each such other year. The portions of distributions that are not characterized as “excess distributions” are subject to tax in the current year under the normal tax rules of the Code. A United States person who inherits shares or ADSs in a foreign corporation that was a PFIC in the hands of the decedent is generally denied the otherwise available step-up in the tax basis of such shares or ADSs to fair market value at the date of death.

        We believe that in 2006 we were not a PFIC and currently we expect that we will not be a PFIC in 2007. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our assets and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2007 or in a future year. We will notify United States holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable United States holders to consider whether or not to elect to treat us as a QEF for United States federal income tax purposes or to “mark to market” the ordinary shares or ADSs or to become subject to the “excess distribution” regime.

        United States holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Information Reporting and Backup Withholding

        A United States holder generally is subject to information reporting and may be subject to backup withholding (currently at rate of up to 28% through 2010) with respect to dividend payments on, or receipt of the proceeds from the disposition of, the ordinary shares or ADSs. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a United States holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the United States federal income tax liability of a United States holder, or alternatively, the United States holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

Non-United States holders of Ordinary Shares or ADSs

        Except as provided below, a non-United States holder of ordinary shares or ADSs will not be subject to United States federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share or ADS, unless, in the case of United States federal income taxes, that item is effectively connected with the conduct by the non-United States holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-United States holder will be subject to tax in the United States if the non-United States holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

        Non-United States holders generally will not be subject to information reporting or backup withholding with respect to the payment of dividends on, or the proceeds from the disposition of, ordinary shares or ADSs, provided that the non-United States holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Formula is subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports with the SEC, including annual reports on Form 20-F by June 30 each year. In addition, we file interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K certain other material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. You may inspect without charge and copy at prescribed rates such material at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section at such address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, the SEC maintains an Internet website at http://www.sec.gov that contains reports and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. Formula began filing through the EDGAR system beginning in October 2002.

        Descriptions of contracts or other documents in this annual report are necessarily summaries. If the contract or document described is filed as an exhibit to this annual report, you should refer to the exhibit for the complete text of such contract or document.

        Formula’s ADSs are quoted on the NASDAQ Global Market. You may inspect reports and other information concerning Formula at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850. You may also find our reports filed with the ISA on the Magna site whose address is http://www.magna.isa.gov.il.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Currency Exchange Rate Fluctuations and Impact of Inflation

        In light of the nature of Formula’s activities, Formula invests its cash and cash equivalents in short-term deposits. As of December 31, 2006, Formula invested substantially all of the cash it held in dollar accounts bearing interest based on LIBOR and in NIS accounts bearing interest based on the Israeli prime rate. In addition, Formula has outstanding short-term and long-term loans in NIS.

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

Fluctuations in Market Price of Securities We Hold

        We hold securities of several publicly traded companies on the NASDAQ Global Market and the TASE. These companies include Magic, Matrix and Sapiens. We consider these holdings as long-term holdings. We are exposed to the risk of fluctuation of the price of these companies’ securities. All of these publicly traded companies have experienced significant historical volatility in their stock prices. Fluctuations in the market price of our holdings in these companies may result in the fluctuation of the value of our assets. We typically do not attempt to reduce or eliminate our market exposure on these securities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

P A R T  II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

        (a)Disclosure Controls and Procedures. Formula’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of Formula’s disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2006. Based on this evaluation, its chief executive officer and chief financial officer have concluded that, as of such date, Formula’s disclosure controls and procedures were (1) designed to ensure that information relating to Formula, including its consolidated subsidiaries, is accumulated and communicated to its management, including its chief executive officer and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by Formula in the reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

        (b)Management’s Annual Report on Internal Control Over Financial Reporting. Formula’s management, under the supervision of its chief executive officer and its chief financial officer, is responsible for establishing and maintaining adequate internal controls over financial reporting for Formula. Based on the top-down, risk-based approach for testing the effectiveness of internal controls, management has assessed Formula’s internal control over financial reporting as effective as of December 31, 2006.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        (c) Attestation Report of the Registered Public Accounting Firm. In accordance with temporary SEC rules, this annual report does not include an attestation report regarding internal control over financial reporting of Formula’s registered public accounting firm.

        (d) Changes in Internal Control Over Financial Reporting. No change in Formula’s internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the year ended December 31, 2006, that has materially affected, or is reasonably likely to materially affect, Formula’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that each of Shlomo Nass and Ofer Lavie, members of our audit committee and independent members of our board of directors pursuant to the NASDAQ requirements, is an audit committee financial expert, as defined by applicable SEC regulations.

ITEM 16B. CODE OF ETHICS

        Formula has adopted a code of business conduct and ethics applicable to its executive officers, directors and all other employees. A copy of the code is available to all Formula’s employees, investors and others upon request to the following address: Formula Systems (1985) Ltd., 3 Abba Eban Boulevard, Herzliya 46725, Israel, Attn: Chief Financial Officer. Any waiver of this code for executive officers or directors will be disclosed through the filing of a Form 6-K.

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

Principal Accountant Fees and Services

        We paid the following fees for professional services rendered by Ziv Haft registered public accountants (Isr.) BDO member firm, for the years ended December 31:

	2006	2005
	($ in thousands)

Audit Fees	1,080	863
Audit-Related Fees	--	305
Tax Fees	135	184
All Other Fees	86	--

Total	1,301	1,352

        The Audit Fees for the years ended December 31, 2006 and 2005 were for professional services rendered for the audits of our annual consolidated financial statements, review of our consolidated quarterly financial statements, statutory audits of Formula and certain subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

        The Audit-Related Fees for the year ended December 31, 2005 were incurred by one of our subsidiaries in connection with audits related to acquisitions.

        Tax Fees for the years ended December 31, 2006 and 2005 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

        All other Fees for the year ended December 31, 2006 were primarily for due diligence related to acquisitions of certain subsidiaries.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

P A R T  III

ITEM 17. FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

        Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted on the pages below:

ITEM 19. EXHIBITS

Exhibit No.

1.1	Memorandum of Association(1)

1.2	Articles of Association as amended on December 28, 2005(2)

4.1	Form of Letter of Indemnification, dated December 28, 2005(2)

4.2	An agreement dated November 17, 2005 between the Registrant and Formula Vision Technologies (F.V.T) Ltd. (English translation from Hebrew original)(2)

Exhibit No.

4.3	International Securities Purchase Agreement dated June 15, 2007 between the Registrant and each of the purchasers identified on the signature pages of the agreement

8	List of Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to Section. 906 of the Sarbanes-Oxley Act of 2002

(1)     Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).

(2)     Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2006.

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

2006 Annual Report

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

2006 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

FORMULA SYSTEMS (1985) LTD.

We have audited the consolidated balance sheets of Formula Systems (1985) Ltd. and its subsidiaries (the “Company”) as of December 31, 2006 and 2005 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose consolidated assets constitute approximately 19% and 22.27% of total consolidated assets as of December 31, 2006 and 2005, respectively, and whose consolidated revenues constitute approximately 23%, 24.42% and 28.58% of total consolidated revenues for the years ended December 31, 2006, 2005 and 2004, respectively. The financial statements of those subsidiaries were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of those subsidiaries is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and 2005, and the related consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with generally accepted accounting principles as applied in the United States of America.

Tel-Aviv, Israel
________, 2007

Ziv Haft
Certified Public Accountants (Isr.)
BDO member firm

F – 1

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31,

	2006	2005

	(U.S. $ in thousands)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	116,402	63,849

Short-term investments (Note 3)	16,084	17,711

Trade receivables (net of allowances for doubtful debts of $4,866 and $4,781 as of December 31, 2006 and 2005, respectively)	149,335	112,396

Other current assets (Note 16A)	19,155	18,223

Inventories	3,080	3,731

	304,056	215,910

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:

Loans and other investments (Note 4)	3,915	2,021

Long term trade receivables	1,390	-

Investments in affiliates (Note 5)	720	456

	6,025	2,477

SEVERANCE PAY FUND	34,013	30,562

PROPERTY AND EQUIPMENT, NET (Note 6)	18,457	19,133

GOODWILL (Note 1J and Note 7)	159,316	145,000

OTHER ASSETS, NET (Note 8)	73,637	62,386

TOTAL ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 17)	-	154,617

	595,504	630,085

F – 2

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

	December 31,

	2006	2005

	(U.S. $ in thousands)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Liabilities to banks and others (Notes 10B and 16B)	41,023	64,897

Trade payables	54,461	40,650

Other accounts payable (Note 16C)	73,775	61,154

Debentures (Note 9)	8,932	8,004

	178,191	174,705

LONG-TERM LIABILITIES:

Debentures (Note 11)	24,113	16,809

Provision for losses in formerly owned investee	1,971	1,971

Deferred taxes	457	896

Customer advances	449	645

Liabilities to banks and others (Note 10)	79,295	52,414

Liability in respect of the acquisition of activities	1,489	1,761

Accrued severance pay	41,109	35,421

	148,883	109,917

TOTAL LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 17)	-	88,865

MINORITY INTEREST	115,140	93,153

COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS’ EQUITY (Note 14):

Share capital - ordinary shares of NIS 1 par value (authorized - December 31, 2006 and 2005 - 25,000,000 shares; issued: December 31, 2006 - 13,224,780 and 2005 - 13,224,780 shares)	3,736	3,736

Additional paid-in capital	132,545	132,487

Retained earnings	32,165	49,164

Accumulated other comprehensive loss	(14,897)	(21,683)

	153,549	163,704

Cost of 24,780 treasury shares	(259)	(259)

TOTAL SHAREHOLDERS’ EQUITY	153,290	163,445

	595,504	630,085

The accompanying notes form an integral part of the financial statements.

F – 3

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2006	2005	2004

	(U.S. $ in thousands, except per share amounts)

Revenues (Note 16I(2))

Proprietary software products	172,796	157,589	168,000

Software services	319,939	274,901	227,262

Total revenues	492,735	432,490	395,262

Cost of revenues

Proprietary software products	84,420	75,084	75,186

Software services	255,627	218,560	178,311

Total cost of revenues	340,047	293,644	253,497

Gross profit	152,688	138,846	141,765

Research and development costs, net	16,388	15,420	15,168

Selling, general and administrative expenses	113,664	111,246	106,613

Restructuring and non-recurring costs (Note 16D)	3,152	1,455	-

Operating income	19,484	10,725	19,984

Financial expenses, net (Note 16E)	(8,097)	(4,036)	(5,776)

Gain on realization of shareholdings, net (Note 16G)	3,755	3,186	8,282

Other income (expenses), net (Note 16F)	(820)	704	(79)

Income before taxes on income	14,322	10,579	22,411

Taxes on income (Note 15)	3,497	4,824	3,571

	10,825	5,755	18,840
Equity in gains (losses) of affiliated companies, net	46	61	(407)

Minority interest in earnings of subsidiaries, net	(7,155)	(687)	(4,085)

Income from continuing operation	3,716	5,129	14,348

Income (loss) from discontinued operation, net (Note 17)	6,299	(4,946)	(6,249)

Net income	10,015	183	8,099

Earnings per share generated from continuing operation:

Basic	0.30	0.40	1.18

Diluted	0.27	0.40	1.05

Earnings (losses) per share generated from discontinued operation:

Basic	0.50	(0.39)	(1.30)

Diluted	0.46	(0.39)	(1.15)

Total earnings per share

Basic	0.8	0.01	0.73

Diluted	0.73	0.01	0.65

Weighted average number of shares outstanding in thousands (Note 16J):

Basic	13,200	12,800	10,800

Diluted	13,298	12,800	10,800

The accompanying notes form an integral part of the financial statements.

F – 4

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share Capital

	Number of Shares	Amount	Additional paid-in Capital	Retained Earnings	Accumulated other comprehensive loss	Cost of Treasury Shares	Total

	(U.S. $ in t h o u s a n d s )

Balance as of January 1, 2004	10,800,000	3,215	99,275	91,067	(17,294)	(259)	176,004
Changes during 2004:
Net Income	-	-	-	8,099	-	-	8,099
Unrealized gains from available-for-sale securities, net	-	-	-	-	(50)	-	(50)
Currency translation adjustments	-	-	-	-	2,465	-	2,465

Total comprehensive income	-	-	-	-	-	-	10,514
Beneficial conversion features	-	-	106	-	-	-	106
Deferred compensation	-	-	101	-	-	-	101
Capital fund arising from elimination of gain on realization of development stage entity	-	-	53	-	-	-	53

Balance as of December 31, 2004	10,800,000	3,215	99,535	99,166	(14,879)	(259)	186,778
Changes during 2005:
Net Income	-	-	-	183	-	-	183
Unrealized loss from available-for-sale securities, net	-	-	-	-	(56)	-	(56)
Currency translation adjustments	-	-	-	-	(6,770)	-	(6,770)

Total comprehensive income	-	-	-	-	-	-	(6,643)
Issuance of shares, net*	2,400,000	521	32,786	-	-	-	33,307
Dividend distribution	-	-	-	(50,185)	-	-	(50,185)
Beneficial conversion features	-	-	181	-	-	-	181
Capital fund arising from elimination of gain on realization of development stage entity	-	-	7	-	-	-	7

Balance as of December 31, 2005	13,200,000	3,736	132,509	49,164	(21,705)	(259)	163,445
Changes during 2006:
Net Income	-	-	-	10,015	-	-	10,015
Unrealized gain from available - for-sale securities, net	-	-	-	-	376	-	376
Currency translation adjustments	-	-	-	-	6,433	-	6,433

Total comprehensive income	-	-	-	-	-	-	16,824
Employee stock options exercised	-	-	36	-	-	-	36
Spin-off	-	-	-	(27,015)	-	-	(27,015)

Balance as of December 31, 2006	13,200,000	3,736	132,545	32,164	(14,896)	(259)	153,290

Accumulated unrealized gain from available - for-sale securities					249
Accumulated currency translation adjustments					(15,145)

Accumulated other comprehensive loss					(14,896)

* Net of issuance expenses in the amount of $3,000 thousands

The accompanying notes form an integral part of the financial statements.

F – 5

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2006	2005	2004

	(U.S. $ in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	10,015	183	8,099

Adjustments to reconcile net income to net cash provided by operating activities:

Impairment and write down of investments in investees and loans	956	138	471

Minority interest in earnings of consolidated subsidiaries	13,523	1,491	2,480

Equity in losses(gains) of affiliated companies, net	(459)	3,109	2,523

Depreciation and amortization	44,887	25,130	20,597

Impairment of software development costs	-	-	901

Increase in accrued severance pay, net	1,839	108	287

Gain from sale of affiliated companies	(2,485)	-	-

Losses (gains) from sale of property and equipment	15	(20)	(60)

Gain on realization of shareholdings	(38,500)	(4,107)	(8,893)

Loss for sale of operation	917	-	-

Amortization of deferred option compensation	59	134	194

Change in accrued interest and capital loss on debentures	255	1,699	3,471

Changes in value of long term loans and deposits, net	2,249	247	715

Deferred taxes	(2,353)	(391)	(1,101)

Accrued interest on redeemable shares in a subsidiary	-	-	64

Gain on payment of convertible subordinated notes	-	-	50

Sale of trading marketable securities, net	(1,261)	(393)	(3,533)

Increase (decrease) in trade marketable securities	(3)	1,785	(26)

Capital loss (gain) on sale of available for sale marketable securities	45	206	(64)

Changes in operating assets and liabilities:

Decrease (increase) in inventories	1,008	237	(1,850)

Increase in trade receivables	(26,045)	(20,717)	(8,044)

Decrease (increase) in other accounts receivable	2,499	(472)	(2,146)

Increase in trade payables	9,573	5,038	3,033

Increase (decrease) in other accounts payable and restructuring accrual	12,045	(7,265)	(4,641)

Increase (decrease) in customer advances, net of work in progress	(2,829)	146	5,279

Net cash provided by operating activities	25,950	6,286	17,806

The accompanying notes form an integral part of the financial statements.

F – 6

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2006	2005	2004

	(U.S. $ in thousands)

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of newly-consolidated subsidiaries (Appendix C)	(15,928)	(5,342)	13,724

Proceeds from realization of investment in previously-consolidated subsidiaries (Appendix D)	(1,581)	-	(353)

Proceeds from sale of activity in a consolidated company	2,895	-	-

Proceeds from repayment of debentures	-	(41)	-

Loans to employees	-	-	(235)

Restricted short term deposit, net	5,290	(3,918)	(600)

Restricted long term deposit, net	(2,533)	1,434	2,554

Purchase of property and equipment	(6,460)	(6,006)	(5,718)

Purchase of available for sale marketable securities, net	3,917	6,100	(16,413)

Proceeds from sale of property and equipment	838	1,963	1,827

Investment in and loans to affiliated and other companies	(8,900)	(1,582)	(6,162)

Proceeds from sale of investments in and loans to affiliated companies	46,558	813	4,160

Purchase of an activity by a consolidated company	-	(111)	-

Purchase of intangible assets by consolidated companies	(50)	-	(449)

Investment in long term bank deposits, net	489	(698)	(639)

Capitalization of software development and other costs	(18,837)	(17,743)	(15,367)

Purchase of minority interest in subsidiaries	(9,737)	(2,253)	(5,710)

Proceeds from realization of investment in subsidiaries	9,661	4,331	11,025

Proceeds from investments in short term bank deposits, net	595	(1,118)	1,245

Net cash used in investing activities	6,217	(24,171)	(17,111)

The accompanying notes form an integral part of the financial statements.

F – 7

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2006	2005	2004

	(U.S. $ in thousands)

CASH FLOWS FROM FINANCING ACTIVITIES:

Spin-off consolidated company (Appendix D)	(24,154)	-	-

Issuance of convertible debt	14,140	-	4,357

Issuance of shares	-	33,307	-

Exercise of share options in subsidiaries	7,570	2,217	-

Dividend distribution	-	(50,185)	-

Dividend to minority shareholders in subsidiaries	(4,239)	(8,352)	(88)

Short-term bank credit, net	(17,780)	5,467	20,410

Repayment of long-term loans	(9,676)	(19,629)	(29,521)

Receipt of long-term loans	31,372	51,156	12,681

Issuance in a subsidiary to minority shareholders, net	5,998	5,344	4,405

Convertible debt issuance expenses in a subsidiary	(655)	-	(32)

Payment of issuance expenses in a subsidiary	-	-	(20)

Debenture repayment	(6,219)	(18,357)	-

Purchase of treasury stock in a subsidiary by a subsidiary thereof	(307)	(4,134)	(102)

Net cash provided by (used in) financing activities	(3,950)	(3,166)	12,090

Effect of exchange rate changes on cash and cash equivalents	6,418	(4,356)	933

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	34,635	(25,407)	13,718

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	81,767	107,174	93,456

CASH AND CASH EQUIVALENTS AT END OF YEAR	116,402	81,767	107,174

The accompanying notes form an integral part of the financial statements.

F – 8

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A - Supplemental cash flow information:

	Year ended December 31,

	2006	2005	2004

	(U.S. $ in thousands)

Cash paid during the year in respect of:

Interest	9,965	10,052	7,066

Income tax	7,717	7,467	6,357

Appendix B - Non-cash activities:

	Year ended December 31,

	2006	2005	2004

	(U.S. $ in thousands)

Purchase of fixed assets against trade payables	21	343	39

Investment in a consolidated company against issuance of share capital to minority shareholders of consolidated company	275	1,577	-

Purchase of shares from minority shareholders of subsidiary, against accounts payable	-	100	-

Investments in available marketable securities, against accounts payable	884	-	-

Exchange of assets in a subsidiary	-	70	-

Purchase of technology from affiliated company against loan	-	-	1,695

Current maturities of royalties liabilities against account receivables	-	13	-

The accompanying notes form an integral part of the financial statements.

F – 9

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix C - Acquisition of newly-consolidated subsidiaries:

	Year ended December 31,

	2006	2005	2004

	(U.S. $ in thousands)

Assets and liabilities of subsidiaries consolidated as of acquisition date:

Working capital (other than cash and cash equivalents)	2,327	5,446	11,670

Liabilities arising from the acquisition	-	209	-

Investment in affiliates and loans	370	801	(27,436)

Property and equipment	(480)	(813)	(4,671)

Other assets and deferred expenses	(3,985)	(4,697)	(13,085)

Other assets arising upon acquisition	(13,855)	(7,981)	(60,524)

Long-term liabilities	(305)	533	18,507

Debentures	-	-	45,336

Unrealized gain	-	-	(1,508)

Issuance of shares by a subsidiary	-	1,408	-

Minority interest at acquisition date	-	(248)	9,182

Exchange of debentures against shares	-	-	36,253

Total	(15,928)	(5,342)	13,724

Appendix D - Proceeds from realization of investments in previously-consolidated subsidiaries:

	Year ended December 31,

	2006	2005	2004

	(U.S. $ in thousands)

Assets and liabilities of consolidated subsidiaries as of date of realization

Working capital (other than cash and cash equivalents)	(43,835)	-	(14,204)

Investments and loans in subsidiaries	13,056	-	-

Accrued severance pay, net	(2,175)	-	-

Investment in affiliate (including loans)	1,642	-	1,139

Property and equipment	4,546	-	2,081

Other assets and deferred expenses	43,520	-	-

Long term deposits	368	-	-

Goodwill	6,462	-	7,756

Other comprehensive loss	(755)	-	-

Long-term liabilities	(246)	-	(392)

Gain from realization of investments in subsidiaries	(4,383)	-	-

Retained earnings	(27,015)	-	-

Minority interest	(16,920)	-	3,267

Total	(25,735)	-	(353)

The accompanying notes form an integral part of the financial statements.

F – 10

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

The following table presents certain information regarding the control and ownership of Formula’s significant subsidiaries and material investments, as of the dates indicated:

	Percentage of ownership and control

	December 31, 2006		December 31, 2005

Name of subsidiary:	%

Matrix IT Ltd. (“Matrix”)	50.26		51.11

BluePhoenix Solutions Ltd. (“BluePhoenix”) (formerly - “Crystal Systems Solutions Ltd.”)	56.22		59.22

Magic Software Enterprises Ltd. (“Magic”)	50.01		50.27

NextSource Inc.	100		100

Sapiens International Corporation N.V. (“Sapiens”)	61.96		59.22

Formula Vision Technologies (F.V.T.) Ltd. (“Formula Vision”)	-	*	56.9

The above list consists only of active companies that are held directly by Formula.

* See note 2A.

Accounting Principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) as applied in the United States.

F – 11

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

A.	Functional and Reporting Currency:

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

B.	Use of Estimates and Assumptions in the Preparation of the Financial Statements:

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

C.	Principles of Consolidation:

The consolidated financial statements include Formula’s financial statements as well as those of its subsidiaries in which it has a controlling interest, and a certain variable interest entity that the Company is required to consolidate pursuant to Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised in December 2003 (“FIN 46B”). Acquisition of subsidiaries is accounted for under the purchase method. All inter-company balances and transactions have been eliminated upon consolidation.

D.	Cash and Cash Equivalents:

Cash equivalents are considered by the Company to be highly-liquid investments, including, inter-alia, short-term deposits with banks, the maturity of which did not exceed three months at the time of acquisition and which are unrestricted.

F – 12

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

E.	Investments:

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

F.	Provision for Doubtful Accounts:

The provision for doubtful accounts was calculated on the basis of specific receivables, where, in the opinion of Group management, doubt exists as to their collect ability.

G.	Inventory:

Inventory is comprised of hardware and software.

Inventory is valued at the lower of cost or market value. Cost is determined on the “first in - first out” basis.

H.	Investments in Affiliates:

Affiliates are companies over which significant influence is exercised, but which are not consolidated subsidiaries, and are accounted for by the equity method, net of write-down for decrease in value, which is not of a temporary nature.

F – 13

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over their estimated useful lives. The following are the annual depreciation rates:

%

Computers and equipment	6 - 33 (mainly 33)

Motor vehicles	15-33 (mainly 15)

Buildings	4

Leasehold improvements	10 - 20 (mainly 20)*

*Over the term of the lease or the estimated useful life of the assets, whichever is shorter.

J.	Goodwill:

The company applies Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires goodwill to be tested for impairment on an annual basis and more frequently in certain circumstances, and written down when impaired rather than being amortized as required by previous accounting standards. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless those lives are determined to be indefinite.

The Company has selected December 31st as the date on which it will perform its annual goodwill impairment test.

Goodwill related to equity method investees and cost investees are not amortized (as of January 1, 2002 and thereafter) but the investment is tested for impairment under the provisions of APB 18.

As of December 31, 2006, 2005 and 2004, no impairment was required. There can be no assurance that future goodwill impairment tests will not result in a charge to net income.

K.	Software Development Costs:

Development costs of software, which is intended for sales that are incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”.

F – 14

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

Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is calculated according to the higher of the straight-line method over the remaining useful life of the product or based on the ratio of current gross revenues to current and anticipated future gross revenues. At present, amortization is computed under the straight-line method, mainly over a period of 3-5 years. During the year ended December 31, 2006, consolidated subsidiaries capitalized software development costs aggregating $15.9 million (2005 - $16.5 million, 2004 - $13.5 million) and amortized capitalized software development costs aggregating$16.4 million (2005 - $12.4 million, 2004 - $9.5 million).

Management estimates that the total capitalized costs do not exceed the net realizable value of the software product. In the event that unamortized software development costs exceed the net realizable value of the product, they are written down to net realizable value. As of December 31, 2006 no impairment was recorded.

L.	Other Intangible Assets:

Other intangible assets are comprised of costumer's related intangible assets and acquired technology and are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. customer and acquired technology are amortized over a period of 8 and 5-10 years, respectively.

The Company reviews the useful life of its intangible assets annually.

M.	Impairment in Value of Long-Lived Assets:

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. For the years ended December 31, 2006, 2005 and 2004, no impairment losses have been identified.

F – 15

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

The expenses in respect of severance pay for the years ended December 31, 2006, 2005 and 2004 were $6,537 thousand, $6,807 thousand and $4,387 thousand, respectively.

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

F – 16

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

O.	Revenue Recognition (cont.):

SOP 98-9 requires that revenue be recognized under the “residual method” when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other SOP 97-2 criteria are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements.

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

The Company recognizes revenues from projects as follows:

(i)

Revenue from projects billed on a time and material basis is recognized in accordance with SOP 81-1 “Accounting for Performance of Construction - Type and Certain Production - Type Contracts”, using contract accounting on a percentage of completion method, on the basis of the relationship between actual costs incurred and the total costs that are expected to be incurred over the duration of the contract. Provision is made for estimated losses and uncompleted contracts, in the amount of the estimated losses on the entire contract in the period in which such losses first become evident. As of December 31, 2006, no such estimated losses were identified.

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

F – 17

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

Tax collected from costumers and remitted to governments authorities (including VAT) are presented in income statement on a net basis.

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

Q.	Provision for Warranty:

In light of past experience, Formula and the of its subsidiaries do not record any provision for warranties in respect of their products and services.

S.	Advertising Costs:

The Company records advertising expenses as incurred. Advertising costs in the amount of $2,607 thousand, 1,593 thousand in the years 2006, 2005 respectively.

F – 18

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

T.	Gain on Realization of Shareholdings:

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

Formula and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Formula and its subsidiaries provide a valuation allowance, where necessary, in order to reduce deferred tax assets to an amount that is more likely than not to be realized, in future years.

U.	Earnings (Loss) Per Share:

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

F – 19

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

W.	Concentration of Credit Risks - Allowance for Doubtful Accounts:

Most of the Group’s cash and cash equivalents and short-term investments as of December 31, 2006 and 2005 were deposited with Israeli, U.S. and European banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

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

Formula and its subsidiaries had no off-balance-sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign currency hedging arrangements as of December 31, 2006.

The provision for doubtful accounts charged to general and administrative expenses amounted to $1.3 million, $2.5 and $1.3 million in the years 2006, 2005 and 2004, respectively, and was determined for specific debts where doubt existed as to their collect ability.

X.	Options Granted to Employees:

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123 (revised 2004) (“FAS 123R”), “Share-Based Payment,” and Staff Accounting Bulletin No. 107 (“SAB 107”), which was issued in March 2005 by the SEC. FAS 123R addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for equity instruments of the Company. This statement requires that employee equity awards be accounted for using the grant-date fair value method. SAB 107 provides supplemental implementation guidance on FAS 123R, including guidance on valuation methods, classification of compensation expense, income statement effects, disclosures and other issues.

F – 20

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

X.	Options Granted to Employees (cont.):

FAS 123R supersedes the Company’s previous accounting for its employee stock option plans using the intrinsic value-based method of accounting prescribed under Accounting Principles Board Opinion No. 25 (“APB 25”) and related interpretations. The Company elected to adopt the modified prospective transition method permitted by FAS 123R. Under such transition method, the new standard has been implemented as from January 1, 2006, with no restatement of prior periods to reflect the fair value method of expensing share-based compensation.

The Company has expensed compensation costs, applying the accelerated vesting method, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, and previously presented in the pro forma footnote disclosures. Results for prior periods have not been restated as explained above. For the year ended December 31, 2006, the Company recorded stock-based compensation costs in the amount of $59 thousand. The total unrecognized compensation cost on employee stock options amounted to $41 thousand, at December 31, 2006, and is expected to be recognized over a weighted average period of 3 years.

The Company issues stock options to its employees and directors and provides the right to purchase stock pursuant to approved stock option and employee stock purchase programs. Prior to the adoption of FAS 123R, the Company elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Options Issued to Employees” and related interpretations (collectively “APB No. 25”), in accounting for its stock option plans. Under APB No. 25, when the exercise price of an employee stock option is less than the market price of the underlying stock on the date of grant, compensation expense is recognized.

F – 21

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

X.	Options Granted to Employees (cont.):

Compensation costs in respect of such plans in the net amounts of $70 thousand and, $65 thousand, respectively, were charged to income in 2005 and, 2004. Had the compensation costs in respect of the Company’s plans been determined based on the fair value at the grant date, consistent with the method of SFAS 123 as amended by SFAS 148, the Company’s net income and earnings per share would have been decreased to the pro-forma amounts indicated below:

	Year Ended December 31

	2005	2004

	(U.S. $ in thousands except per share amounts)

Net income from continuing operations, as reported	5,129	14,348

Add: Stock-based employee compensation expenses included in reported net income, net of related tax effects	70	65

Less: Total stock-based employee compensation expenses determined under the fair value based method for all awards, net of related tax effects	(4,270)	(1,615)

Pro-forma net income	929	12,798

Earnings per share from continuing operations * :

Basic - as reported	0.40	1.30

Basic - pro forma	0.07	1.16

Diluted - as reported	0.40	1.15

Diluted - pro forma	0.07	1.00

	*	The earnings per share generated from discontinued operations have not been effected by the provisions of SFAS 123.

Y.	Derivatives and Hedging:

The Company accounts for derivatives based on Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended (“SFAS No. 133”). SFAS 133 requires companies to recognize all of its derivative instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship.

F – 22

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

AA.	Fair Value of Financial Instruments:

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

The fair value of the debentures with a carrying value in the amount of $28,152 thousand as of December 31, 2006 according to the quoted price in the TASE is $25,857 thousand. The fair value of the traded warrants does not significantly differ from their carrying amount.

AB.	Spin-off of the Investment in Formula Vision

During December 2006, the company spun-off its investment in Formula Vision to its shareholders. Formula Vision's shares were distributed to the company's share holders at a pro-rata basis. According to APB 29 the spin off was accounted as a decrease in the company's retained earnings and measured according to the book value of the investment as of the spin-off date. (See also note 2A).

F – 23

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

AC.	Discontinued operations:

Under SFAS 144, when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations, that is provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

AD.	Recently Issued Accounting Pronouncements:

In February 2006, the FASB issued FAS 155, “Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Statements No. 133 and 140”. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact of this statement, if any, on its consolidated financial statements.

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FAS 109.” This financial interpretation clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on various related matters such as de-recognition, interest and penalties and disclosure. As applicable to the Company, the interpretation prescribed by FIN 48 will be effective commencing January 1, 2007. The Company is currently evaluating the impact that the adoption of FIN 48 would have on its consolidated financial statements.

In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. This standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. As applicable to the Company, this statement will be effective as of the year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of FAS 157 would have on its consolidated financial statements.

F – 24

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

AD.	Recently Issued Accounting Pronouncements (cont.):

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) 108, which expresses the Staff’s views regarding the process of quantifying financial statement misstatements. The bulletin was effective as of the year beginning January 1, 2006. The implementation of this bulletin had no impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to the Company, this statement will be effective as of the year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of FAS 159 would have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-An Amendment of FASB No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the company’s balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006. The adoption of this statement did not have an impact on the consolidated financial statements.

Note 2 –	Certain Transactions:

In connection with the exercise by Formula Vision in Novemebr 2001 of an option to purchase from the Company its entire interest in Formula’s privately held companies, Formula Vision issued to the Company, in December 2001, a series of 5-year debentures of $58.9 million in the aggregate, linked to the Israeli CPI and bearing interest at an annual rate of 5%. On March 31, 2002, the Company lent to Formula Vision an additional $19.4 million in consideration for a series of debentures with similar terms of the debentures issued in December 2001.

In January 2004, Formula Vision issued to the Company 38,000,000 shares representing 59.4% of Formula Vision’s outstanding share capital in exchange for $35 million of the amount of the debentures. The price per share reflected the average closing market price of Formula Vision’s shares on the TASE during the 30 days preceding the date of approval of the transaction by Formula’s board of directors.

F – 25

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 –	Certain Transactions (cont.):

In December 2005, the general meeting of shareholders approved an amendment to the debentures pursuant to which the repayments due in 2005 and 2006 would be deferred to December 31, 2006, provided, however, that the amount of cash and cash equivalents that Formula Vision holds does not exceed the amount of its bank loans (including the amount of guarantees made by Formula Vision to banks in relation to loans granted to its subsidiaries). In 2005, such loans exceeded the amount of cash and cash equivalents of Formula Vision. On December 31, 2006, Formula Vision paid approximately $51 million the Company, as a full repayment of the principal of the debentures and interest accrued thereon.

On December, 2006, the Company spun-off Formula Vision.. Therefore, Formula Vision is no longer a subsidiary of the Company. The spin-off was effected by way of distributing the 36,696,000 Formula Vision shares owned by Formula (then representing approximately 57% of the outstanding Formula Vision shares) to Formula’s shareholders on a pro-rata basis. The Formula Vision shares were distributed at a ratio of 2.78 Formula Vision shares for each outstanding Ordinary Share held at the close of the trade on December 14, 2006, the record date, subject to withholding taxes.

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

D.

In April 2000, FID and Israel Discount Bank Ltd. (the “Investors”) invested $15 million in eZoneXchange.com, Inc. (“eZone”), a subsidiary of Sapiens. The private placement to the Investors was accompanied by a Put/Call Agreement, according to which the Investors were granted the right to require us to repurchase their shares in the subsidiary beginning May 2004 in exchange for both cash and Sapiens Common Shares. In February 2001, management decided to discontinue the operations of eZone. During the same period, Sapiens agreed to a partial exercise of Investors’ put option, resulting in a payment to them of $4.5 million.

F – 26

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 –	Certain Transactions (cont.):
D.	(count.)

On March 16, 2004, Sapiens entered into a new Agreement with the Investors which replaced the Put/Call Agreement and which restructured the remaining portion of the put option. Sapiens agreed to issue the Investors, in a private placement, 750,000 Common Shares and warrants to purchase 350,000 additional common shares that are exercisable through December 31, 2007. In addition, Sapiens agreed to pay the Investors in two annual installments a total of $8.6 million plus interest at 7.5% a year by May 1, 2005. The first installment of $4.6 million was paid as required at the beginning of May 2004.

In May 2005, Sapiens entered into an agreement with the Investors regarding the payment of the remaining $4.0 million due to the Investors, pursuant to the March 2004 agreement between Sapiens and the Investors.  Sapiens agreed to pay $2.0 million on May 2, 2005, $1.0 million by April 1, 2006 and $1.0 million by August 1, 2006.  The Investors may, at their sole discretion, convert all or any portion of the $1.0 million payable on August 1, 2006 into Sapiens Common Shares, at a conversion price per each share of $3.20. In addition the interest to be paid on the outstanding principal amount was changed to LIBOR plus 2.5%.  The first installment of $2.0 million was paid as required at the beginning of May 2005.

In August 2006, Sapiens entered into an agreement with the Investors whereby the Investors converted the $1.0 million payment that was due on April 1, 2006 into 781,250 of  Sapiens Common Shares and the payment of the $1.0 million payment due on August 1, 2006 was delayed to August 1, 2007.  The Investors may still, at their sole discretion, convert all or any portion of the $1.0 million payable on August 1, 2007 into Sapiens Common Shares, at a conversion price per each share of $3.20

E.

On September 23, 2004, Formula Vision and Transtech, a subsidiary of Formula Vision, Giza and Accel, entered into an agreement with funds under which the Funds and Formula Vision. invested in Transtech $19 million (of which $14 million were invested by Giza and Accel) for preferred shares representing 47% in the equity of Transtech. The funds were also granted an option to purchase 50% of their original investment for a price of 150% of the current purchase price. The option is for 5 years.

Furthermore, the funds were granted an option for 3 months to increase the total investment to $25 million under the above terms.

No gain or loss arose from the transaction since the preferred shares cannot be treated as an investment in common shares (per SAB 51).

Pursuant to the transaction, Formula Vision. held 36.7% of Transtech voting rights. In February 2005, the Funds exercised their option and invested an additional $6 million. Following the investment, Formula Vision. holds 31.14% of Transtech voting rights.

In March 2006, Formula Vision sold some of the shares of its affiliate, Transtech, to a third party for a consideration of $8.75 million.

F – 27

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 –	Certain Transactions (cont.):

F.

In March 2005, Formula completed a private placement of 2,400,000 Formula shares for an aggregate consideration of $33 million. The shares were issued to FIMGold LP, an entity owned in equal shares by Dan Goldstein and FIMI Opportunity Fund. Concurrently with the closing of the private placement, Dan Goldstein sold to FIMGold LP all of his holdings in Formula and Formula Vision. Following these transactions, FIMGold LP holds 33.3% controlling interest in Formula and approximately 24% interest in Formula Vision.

G.	In August, 2005 a subsidiary of Formula Vision(F.T.S – Formula Telecom Solutions Ltd) raised $7.5 million in an IPO in the AIM in London, which resulted in a gain of $988 thousands to the group.

H.

In December 2005 and April 2006, Formula repaid to First Israel Mezzanine Investors Ltd and Israel Discount Bank, a debenture in the aggregate principal amount of $4.7 million issued by Formula in 2002.

Note 3 –	Short-term Investments:

A.	Comprise:

	Interest rate
		December 31,
	December 31,
	2006	2006	2005

	%	(U.S. $ in thousands)

Trading securities	-	7,688	7,625

Available-for-sale securities	-	8,327	9,718

Short-term deposits	1.2	69	368

Total		16,084	17,711

F – 28

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 –	Short-term Investments (cont.):

B.	The following is a summary of marketable debt securities which are classified as available-for-sale:

	December 31,

	2006			2005

	(U.S. $ in thousands)

	Amortized cost	Unrealized losses	Market value	Amortized costs	Unrealized losses	Market value

Available-for-sale:
Government debentures	1,641	(15)	1,626	1,732	(71)	1,661

Marketable securities	3,646	-	3,646	-	-	-
Commercial debentures	2,855	(30)	2,825	7,698	(91)	7,607

Equity funds	249	(19)	230	486	(36)	450

Total available-for-sale marketable securities	8,391	(64)	8,327	9,916	(198)	9,718

During 2005, the Company recorded proceeds from sales of marketable securities in the amount of $5,757 thousands and related gains of $10 thousands in financial income, net.

Since the Company has the ability and intent to hold these investments until a recovery of fair value, the Company does not consider these investments to be other than temporarily impaired as of December 31, 2006. In addition, these securities have been in a continuous unrealized losses position for a period not more than 12 months.

The estimated fair value of available-for-sale investments as of December 31, 2006, by contractual maturity, are as follows:

	December 31,

	2006		2005

	(U.S. $ in thousands)

	Cost	Market value	Cost	Market value

Available-for-sale:

Matures in one year	928	900	5,781	5,787

Matures in one to five years	6,858	6,828	3,251	3,076

Matures in more than five years	605	599	884	855

	8,391	8,327	9,916	9,718

F – 29

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 –	Loans and Other Investments:

Comprise:

			December 31,

	Interest rate		2006	2005
		Linkage basis
	%		(U.S. $ in thousands)

Cost of shares (1)			62	469

Long-term prepaid expenses			208	561

Restricted deposit	4.9-6	Dollar	2,907	-

Deposit	-	Dollar	177	244

Deposit	-	CPI	162	186

Deposit	0-3	Yen	378	544

Deposit	-	Euro	3	2

Deposit	-	GBP	18	15

			3,645	991

Total			3,915	2,021

(1)	During 2006 and 2005 no impairment losses on cost investments have been identified.

Note 5 –	Investments in Affiliates:

A.	The Investments are composed and presented as follows:

	December 31,

	2006	2005

	(U.S. $ in thousands)

Investment in shares:

Cost	557	147

Goodwill and allocated original excess cost *	(205)	(5)

Net asset value as of acquisition date	352	142

Equity in post-acquisition undistributed retained earnings , net	163	211

Net asset value as of the balance sheet date	515	353

Balance of goodwill	205	5

	720	358

Loans to affiliates:

Index-linked and interest-free	-	98

Total	720	456

*	Beginning on January 1, 2002, the investment is being tested for impairment on an annual basis rather than amortizing the goodwill as required by previous accounting standards (see Note 1I).

F – 30

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 –	Investments in Affiliates (Count.):

B.	Following are details relating to the financial position and results of operations of affiliates in the aggregate:

	December 31,

	2006	2005

	(U.S. $ in thousands)

Total assets	6,592	6,370

Total liabilities	346	4,661

Net income	64	162

Note 6 –	Property and Equipment, net:

Comprise:

	December 31,

	2006	2005

	(U.S. $ in thousands)

Cost:

Computers and equipment	63,652	57,609

Motor vehicles	1,450	2,023

Buildings	3,748	3,117

Leasehold improvements	14,260	13,576

	83,110	76,325

Accumulated Depreciation:

Computers and equipment	54,903	48,732

Motor vehicles	828	904

Buildings	1,663	965

Leasehold improvements	7,259	6,591

	64,653	57,192

Depreciated balance	18,457	19,133

Depreciation expense totaled $6,407 thousand; $6,045 thousand and $6,830 thousand for the years ended December 31, 2006, 2005 and 2004, respectively.

See Note 13.B with respect to pledges.

F – 31

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 –	Goodwill:

The changes in the carrying amount of goodwill for the year ended December 31, 2006 are as follows:

U.S. $ in thousands

Balance as of January 1, 2006	145,000

Acquisition of additional interest in subsidiaries	4,655

Realization and decrease in shareholding percentage	(884)

Acquisition of newly-consolidated subsidiaries	6,006

Foreign currency translation adjustments	4,539

Balance as of December 31, 2006	159,316

Note 8 –	Other Assets, Net:

Comprised as follows:

		December 31,

		2006	2005

		(U.S. $ in thousands)

A.	Original amounts:

	Capitalized software development costs	146,760	119,673

	Deferred expenses and others	14,278	12,656

	Deferred tax asset	7,047	6,198

		168,085	138,527

	Accumulated amortization:

	Capitalized software development costs	86,395	69,437

	Deferred expenses and others	8,053	6,704

		94,448	76,141

	Total	73,637	62,386

B.	Amortized expenses totaled $ 17,260 thousand, $15,010 thousand and $10,569 thousand for the years ended December 31, 2006, 2005 and 2004, respectively.

As for impairments of software development cost, see Note 1k.

F – 32

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 –	Other Assets, Net (Cont.):

C.	Estimated deferred expenses and other intangible assets amortization for the years ended:

(U.S. $ in thousands)

December 31,

2007	1,450

2008	1,300

2009	721

2010	236

2011 and thereafter	2,518

Note 9 –	Debentures:

			December 31,

			2006	2005
		Interest rate
	Linkage		(U.S. $ in thousands)

Convertible debenture (see note 2D)	Dollar	6.00	4,450	4,464

Convertible debenture	Dollar	6.82	4,482	-

Convertible debenture	CPI	4.95	-	3,540

Total			8,932	8,004

Note 10 –	Liabilities to Banks and Others:

A.	Composition:

	Interest rate	Linkage basis	Long-term liabilities	Current maturities	Total long-term liabilities net of current maturities	Total long-term liabilities net of current maturities

	December 31, 2006		December 31, 2006			December 31, 2005

	%		(U.S. $ in thousands)			(U.S. $ in thousands)

	5.6-7.2	Dollar	15,960	5,311	10,649	9,981

	4.3-5	CPI	1,375	883	492	1,778

	3.7-14	Other	80,171	12,017	68,154	40,581

			97,506	18,211	79,295	52,340

	Warrants		-	-	-	74

Total			97,506	18,211	79,295	52,414

F – 33

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 –	Liabilities to Banks and Others (Count.):

B.	Maturity Dates:

	December 31,

	2006	2005

	(U.S. $ in thousands)

First year (current maturities)	18,211	9,380

Second year	22,968	16,363

Third year	20,950	17,073

Fourth year	35,250	18,088

Fifth year	127	890

Total	97,506	61,794

C.	For details of liens, guarantees, and credit facilities see Note 13.

Note 11 –	Debentures:

Comprised as follows:

			December 31,

			2006	2005

	Linkage	Interest rate	(U.S. $ in thousands)

		Three-month Libor
Convertible debenture	Dollar	6.82%	18,531	4,342

Convertible debenture	CPI	5%	-	3,540

Convertible debentuere (see Note 2D)	Dollar	6%	16,246	18,483

			34,777	26,365

Deferred issuance expenses, net			1,732	1,552

			33,045	24,813

Current maturities			8,932	8,004

			24,113	16,809

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

F – 34

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

Certain public subsidiaries granted options to their employees to purchase shares in the respective companies.

The options were mainly granted in the years 1999-2006. In general, the options are exercisable 2-3 years after the date of grant and expire 7-10 years after grant. Most of the options were granted as part of plans that were adopted in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance, which stipulate, inter alia, that the subsidiaries will be able to claim the benefit that was charged to the employees as an expense for tax purposes, if and when the employees become liable for tax on the said benefit. For further information with respect to expenses relating to the benefit to the employees, and additional disclosure required by FAS 123R, see Note 1W.

F – 35

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 –	Employee Option Plans in Subsidiaries (cont.):

A.	The following is a summary of the status of options plans in BluePhoenix as of December 31, 2006, 2005 and 2004 and changes during the years then ended:

	Year ended December 31, 2006		Year ended December 31, 2005		Year ended December 31, 2004

	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

		$		$		$

Options outstanding at the beginning of the year	2,765,817	4.78	2,132,587	5.00	2,159,993	4.99

Changes during the year:

Granted	75,000	5.5	834,712	4.96	163,721	6.00

Exercised	(206,796)	3.53	(10,299)	3.05	(33,767)	3.56

Forfeited	(411,054)	6.19	(191,183)	8.04	(157,360)	6.29

Options outstanding at the end of the year	2,222,967	4.6	2,765,817	4.78	2,132,587	5.00

Options exercisable at year-end	2,017,300	4.71	2,399,484	4.78	877,049	6.08

Weighted-average fair value of options granted during the year*		2.65		1.47		1.71

*	The fair value of each option that was granted is estimated on the date of grant, using the

Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2006 - 45%, 2005 - 41%, 2004 - 26%, risk-free interest rate 2006 - 4.97%, 2005 - 3.93%, 2004 - 2.78% and expected life: 2006, 2005 - 5.5 years, 2004 -3 years.

F – 36

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 –	Employee Option Plans in Subsidiaries (cont.):

A.	(cont.):

The following table summarizes information in respect of outstanding options as of December 31, 2006.

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2006	Weighted Average Exercise Price

$		Years	$		$

2.25	395,000	6.25	2.25	291,000	2.25

3.00	106,701	6.50	3.00	106,701	3.00

3.00	63,600	5.50	3.00	63,600	3.00

3.00	80,000	5.09	3.00	53,333	3.00

3.50	34,700	6.50	3.50	34,700	3.50

4.00	200,000	6.83	4.00	200,000	4.00

4.00	150,000	9.00	4.00	150,000	4.00

4.50	38,533	4.50	4.50	38,533	4.50

4.50	63,000	8.67	4.50	63,000	4.50

5.00	37,400	8.83	5.00	37,400	5.00

5.00	430,712	9.00	5.00	430,712	5.00

5.50	13,000	3.83	5.50	13,000	5.50

5.50	75,000	9.58	5.50	-	5.50

6.00	28,000	7.00	6.00	28,000	6.00

6.00	143,721	7.42	6.00	143,721	6.00

6.00	150,000	8.67	6.00	150,000	6.00

6.50	2,000	7.00	6.50	2,000	6.50

8.00	80,000	2.50	8.00	80,000	8.00

9.63	43,000	3.25	9.63	43,000	9.63

10.50	88,600	4.25	10.50	88,600	10.50

	2,222,967			2,017,300

F – 37

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 –	Employee Option Plans in Subsidiaries (cont.):

B.	The following table is a summary of the status of option plans in Magic as of December 31, 2006, 2005 and 2004:

	Year ended December 31, 2006		Year ended December 31, 2005		Year ended December 31, 2004

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

		$		$		$

Options outstanding at the beginning of the year	3,061,216	2.62	2,513,237	2.95	3,346,406	2.26

Granted	62,000	1.69	820,028	1.70	406,601	4.84

Exercised	(253,346)	1.11	(80,604)	1.04	(973,551)	1.28

Cancelled	-	-	-	-	-	-

Forfeited	(517,238)	3.41	(191,445)	3.54	(266,219)	3.6

Outstanding at the end of the year	2,352,632	2.52	3,061,216	2.62	2,513,237	2.95

Exercisable at the end of the year	2,290,032	2.54	3,061,216	2.62	1,423,970	2.28

Weighted average fair value of options granted during the year *		1.7		1.1		2.2

*

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes Option Valuation Model, with the following weighted-average assumptions for each of the three years in the period ended December 31, 2006, 2005 and 2004: expected volatility of 64%, 80% and 67.3%, respectively, risk-free interest rates of 4.7% 3.9% and 2.8% respectively, dividend yields of 0% for each year, and a weighted average expected life of the option of 5 years, 5 years and 3 years, respectively.

F – 38

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 –	Employee Option Plans in Subsidiaries (cont.):

B.	(cont.):

The following table summarizes information regarding options outstanding as of December 31, 2006:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2006	Weighted Average Exercise Price

$		Years	$		$

0-1	214,355	6	0.83	214,355	0.83
1-2	1,253,793	7	1.37	1,191,793	1.36
2-3	15,600	3	2.48	15,600	2.48
3-4	466,333	7	3.82	466,333	3.82
4-5	230,840	7	4.13	230,840	4.13
5-6	135,500	7	5.95	135,500	5.95
6-7	711	3	6.14	711	6.14
10-11	26,500	3	10.16	26,500	10.16
18-19	9,000	3	18.79	9,000	18.79

	2,352,632	7	2.52	2,290,632	2.54

C.	The following is a summary of the status of option plans in Matrix as of December 31, 2006 and 2005 and changes during the years then ended:

	Year ended December 31, 2006		Year ended December 31, 2005

	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

		$		$

Options outstanding at the beginning of the year	5,203,659	1.588	6,031,380	1.8

Changes during the year:

Granted	-		530,800	1.710

Exercised	(2,219,136)	1.54	(1,329,302)	1.434

Forfeited	(35,232)	1.524	(29,219)	1.410

Options outstanding at the end of the year	2,949,291	1.625	5,203,659	1.588

Options exercisable at end of year	2,949,291	1.625	5,180,707	1.588

Weighted average fair value of options granted during the year(*)		-		-

F – 39

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

The following table summarizes information in respect of options outstanding as of December 31, 2006:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2006	Weighted Average Exercise Price

$		Years	$		$

1.99	186,734	2.68	1.199	186,734	1.199

1.399	1,317,783	3.39	1.399	1,317,783	1.399

1.599	492,662	3.55	1.599	492,662	1.599

1.999	952,112	4.34	1.999	952,112	1.999

	2,949,291			2,949,291

F – 40

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 –	Employee Option Plans in Subsidiaries (cont.):

D.	The following is a summary of the status of options plans in Sapiens as of December 31, 2006, 2005 and 2004 and changes during the years then ended:

	Year ended December 31, 2006		Year ended December 31, 2005		Year ended December 31, 2004

	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

		$		$		$

Options outstanding at the beginning of the year	** 2,812,212	5.54	** 1,640,871	9.05	** 1,558,495	10.25
Changes during the year:

Granted	4,000	1.34	1,608,200	2.61	321,539	4.05

Exercised	-	-	(19,500)	-	(5,000)	4.07

Forfeited	(391,162)	10.76	(417,359)	8.31	(234,163)	10.23

Options outstanding at the end of the year	**2,425,050	4.7	**2,812,212	5.54	**1,640,871	9.05

Options exercisable at year-end	2,421,050	4.7	2,812,212	5.54	1,143,432	11.24

Weighted-average fair value of options granted during the year*		0.68		1.32		1.46

*

For options granted prior to January 1, 2006, the fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2005 - 83%, 2004 - 65%, 2003 - 83%, risk-free interest rate 2005 - 4.41%, 2004- 3.74%, 2003 - 2% and expected life: 2005 -6.9 years, 2004 - 2.5 years and 2003- 3.5 years.

Sapiens has selected the binomial lattice option-pricing model to estimate the fair value for any option granted after December 31, 2005. The binomial model considers characteristic of fair value options pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate. However, the binominal model allows for the use of dynamic assumptions and also considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of option holder in computing the value of the option. For these reasons, the Company believes that the binomial model provides a better estimate of an employee stock option's fair value than that calculated using Black-Scholes model.

F – 41

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 –	Employee Option Plans in Subsidiaries (cont.):

D.	(cont.):

**	Including 102,100, 62,300 and 59,000 options re-priced to zero, as of December 31, 2004, 2005 and 2006, respectively.

The following table summarizes information in respect of options outstanding as of December 31, 2006:

	Options Outstanding			Options Exercisable

Range of Exercise Price	Number Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2006	Weighted Average Exercise Price

$		Years	$		$

$ 0	59,000	0.45	-	59,000	-

$ 1.34 - $ 1.74	309,000	7.83	1.73	305,000	1.73

$ 1.80 - $ 2.63	336,950	6.94	2.33	336,950	2.33

$ 3.00	1,000,000	8.86	3.00	1,000,000	3.00

$ 3.28 - $ 3.75	93,100	1.96	3.59	93,100	3.59

$ 4.06 - $ 5.70	519,050	3.01	4.56	519,050	4.56

$ 11.25 - $ 16.875	8,100	0.12	13.40	8,100	13.40

$ 19.375 - $ 29.375	19,000	3.49	28.68	19,000	28.68

$ 32.5 - $ 47.5	59,850	1.95	38.53	59,850	38.53

$ 61.25 - $ 69.375	21,000	2.57	66.98	35,300	66.98

	2,425,050		$4.70	2,435,350	$4.70

F – 42

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

The balance of the contingent liability in respect of the aforesaid, amounted to approximately $11.9 million as at December 31, 2006.

B.	Liens:

	1.	Some of the subsidiaries have liens on leased vehicles, leased equipment and other assets in favor of the leasing companies.

2.

Some of Formula’s assets are pledged to banks as support for credit facilities of approximately $40 million. These assets consisting of portion of Formula's shareholdings in BluePhoenix, Matrix and Magic.

	3.	Some of subsidiaries have given floating charges in favor of banks and other financial institusions

C.	Guarantees:

1.

Subsidiaries have provided bank guarantees in the amount of approximately $13.3 million as security for the performance of various contracts with customers. If the subsidiaries were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

2.

Liraz, a subsidiary, of BluePhoenix is liable for losses in a subsidiary it had consolidated until the second quarter of 2001. The provision for such liability at December 31, 2006 and December 31, 2005, was accounted for under SFAS No.5 and amounted to $2 million, representing the maximum potential amount Liraz has guaranteed to secure a bank loan of the said subsidiary.

3.

Subsidiaries have provided bank guarantees in the amount of $1,574 thousand as security for rent to be paid for their offices. If the subsidiaries were to breach certain terms of their lease, the lessor could demand that the banks providing the guarantees pay amount claimed to be due.

F – 43

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 –	Commitments and Contingencies (cont.):

D.	Others:

In connection with credit facilities the Company and its subsidiaries have entered into agreements with various banks, accordingly the Company committed, among other things:

	a.	To maintain certain financial ratios.

	b.	Not to grant a security interest in all or substantially all their respective assets.

	c.	The Company is incompliance with all the above requirements.

E.	Legal Proceedings:

1.

In July 2003, a former Liraz shareholder filed an application with the Tel Aviv Jaffa District Court to approve a claim filed by him against BluePhoenix, as a class action. The claim relates to the acquisition of Liraz shares that BluePhoenix completed in March 2003. The shareholder alleges that the share price that BluePhoenix paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $7.3 million in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to the Company pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. The company believes that the allegations against it in this proceeding are without merit and intend to vigorously defend the claim and contest the allegations made therein.

2.	Lawsuits have been lodged against certain subsidiaries in the ordinary course of business. The group followed SFAS No 5, and recorded provision where it was appropriate.

F.	Lease Commitments:

The following are details of the future minimum lease commitments under non-cancelable operating leases as of December 31, 2006:

U.S. $ in thousands

2007	11,997

2008	10,258

2009	6,551

2010	3,262

2011 and thereafter	936

33,004

F – 44

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 –	Commitments and Contingencies (cont.):

F.	Lease Commitments:

Rent expenses for the years ended December 31, 2006, 2005 and 2004, were approximately $14,676 thousand, $14,480 thousand and $8,775 thousand, respectively.

Most of the building leases will expire during 2007-2010.

Note 14 –	Shareholders’ Equity:

A.	Share Capital Authorized, Issued and Outstanding:

	December 31, 2006			December 31, 2005

	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding

	NIS	NIS	NIS	NIS	NIS	NIS

Ordinary shares, NIS 1 par value each	25,000,000	13,224,780	13,200,000	25,000,000	13,224,780	13,200,000

	1.	The shares are traded on the TASE and through ADSs, each representing one ordinary share of NIS 1 par value, quoted on the NASDAQ National Market in the United States.

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

F – 45

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4

Note 14 –	Shareholders’ Equity (cont.):

B.	Details of Share Options Granted to Employees:

The following is a summary of the status of Formula’s option plans as of December 31, 2005 and 2004, and for the years then ended:

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

A. On June 1, 2005 Formula declared and distributed a cash dividend in the amount of $50 million.

B. See also note 2A.

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

F – 46

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 –	Taxes on Income (cont.):

A.	Tax Laws in Israel (cont.):

	1.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter - the “Law”) (cont.):

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

F – 47

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

The Company have cumulative operating losses for tax purposes as of December 31, 2006 totaling approximately $281,089 thousand, of which $235,721 thousand is in respect of Companies in Israel (December 31, 2005 - $204,818 thousand), and approximately $45,385 thousand in respect of Companies abroad (December 31, 2005 - $95,340 thousand). The likelihood of the utilization of most of these losses in the future is low. Therefore, the company recorded a valuation allowance against thr deffered taxes attributed to the operating losses carried forward.

D.	Income Tax Assessments:

Subsequent to the balance sheet date, Formula reached an agreement with the Israel tax authorities for the years 2001-2004. Therefore Formula had to pay around 250k as taxes for those years.

E.	Deferred Taxes:

	1.	Composition:

	December 31,

	2006	2005	2004

	(U.S. $ in thousands)

Net operating losses carried forward	95,671	79,190	76,685

Software development costs	1,408	1,637	1,171

Allowances and reserves	4,455	3,618	3,939

	101,534	84,445	81,795

Valuation allowance	(92,354)	(77,619)	(74,235)

Total	9,180	6,826	7,560

F – 48

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 –	Taxes on Income (cont.):

Most of the valuation allowances for which the Company and its subsidiaries provided, are against the deferred tax assets in respect of tax losses carryforward. As a result most of the valuation allowance is for long term.

2.	Presentation in balance sheets:

	December 31,

	2006	2005

	(U.S. $ in thousands)

Stated in current assets	2,590	1,524

Stated in other assets	7,047	6,198

Stated in long term liabilities	(457)	(896)

Total included in balance sheets	9,180	6,826

F.	Income Before Taxes on Income:

	Year ended December 31,

	2006	2005	2004

	(U.S. $ in thousands)

Domestic	14,473	7,340	29,779

Foreign	(151)	3,239	(7,368)

Total	14,322	10,579	22,411

G.	Taxes on Income Included in Statements of Operations:

	Year ended December 31,

	2006	2005	2004

	(U.S. $ in thousands)

Current taxes:

In Israel	4,487	3,372	2,992

Abroad	944	789	760

	5,431	4,161	3,752

Taxes in Israel in respect of prior years	(652)	(74)	(81)

Deferred taxes, net	(1,282)	737	(100)

Total	3,497	4,824	3,571

F – 49

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 –	Taxes on Income (cont.):

H.	Theoretical Tax:

The following is a reconciliation between the theoretical tax expense, assuming that all income was taxed at ordinary tax rates, and the actual income tax expense, as recorded in the statement of operations:

	Year ended December 31,

	2006	2005	2004

	(U.S. $ in thousands)

Income before taxes on income, as per the statement of continuing operations	14,322	10,579	22,411

Statutory tax rate in Israel	31%	34%	35%

Theoretical tax expense	4,440	3,597	7,844

Additional tax (tax savings) in respect of:

Non-deductible expenses	1446	1,223	1,070

Tax-exempt income (mainly relating to decrease in shareholdings)	-	(537)	(1,706)

Tax-exempt income and reduced tax rates in companies which have approved enterprises	(154)	-	817

Losses and temporary differences for which deferred taxes were not recorded	(984)	(1,770)	(4,142)

Write off of deferred taxes and tax advances	160	1,797	-

Taxes in respect of previous years	(763)	64	(81)

Effect of the Inflationary Adjustments Law	(397)	(14)	(98)

Other	(251)	464	(133)

Taxes on income as per the statement of operations	3,497	4,824	3,571

Effective tax rate - in%	31.2	43.8	16.1

F – 50

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 –	Supplementary Financial Statement Information:

Balance Sheet:

A.	Other Current Assets:

Composition:

	December 31,

	2006	2005

	(U.S. $ in thousands)

Government departments	5,463	4,671

Employees (1)	363	571

Prepaid expenses and advances to suppliers	8,533	10,473

Deferred taxes	2,590	1,524

Other	2,206	984

Total	19,155	18,223

(1)	Some of these balances are linked to the CPI, and bear interest at an annual rate of 4%.

B.	Liabilities to Banks and Others:

Composition:

	Interest rate	Linkage basis

	December 31,
	2006		December 31, 2006	2005

	%		(U.S. $ in thousands)

Bank overdraft	5.6-6.6	Unlinked	5,166	3,910

Short-term bank loans	5-7.5	Unlinked	8,862	26,336

Short-term bank loans	7.3	Dollar	4,570	22,629

Short-term bank loans		CPI	-	12

Short-term bank loans	5.5-6	Euro	3,239	2,630

Short-term bank loans	2.13-6.75	Other	975	-

Current maturities of long-term loans from banks			18,211	9,380

Total			41,023	64,897

F – 51

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 –	Supplementary Financial Statement Information (cont.):

C.	Other Accounts Payable:

Composition:

	December 31,

	2006	2005

	(U.S. $ in thousands)

Employees and other wage and salary related liabilities	25,516	22,714

Government departments	9,271	7,287

Prepaid income and customer advances	29,751	22,447

Accrued expenses and other current liabilities	9,237	8,706

Total	73,775	61,154

D.	Restructuring and Non-Recurring Costs:

	Year ended December 31,

	2006	2005	2004

	(U.S. $ in thousands)

Wages and related expenses	2,123	1,455	-

Expenses relating to closing of branches	1,029	-	-

Total	3,152	1,455	-

Restructuring expenses were recorded by consolidated companies and relate to the Proprietary Software Products segment. These companies announced the adoption of a restructurning plan in order to reduce expenses and improve organizational and business efficiency.

E.	Financial Expenses, Net:

Composition:

	Year ended December 31,

	2006	2005	2004

	(U.S. $ in thousands)

Financing income	6,547	14,307	5,154

Financing costs related to long-term credit	(9,426)	(7,729)	(4,247)

Financing costs related to short-term credit and others	(5,906)	(11,426)	(7,600)

Gain from marketable securities	688	812	917

Total	(8,097)	(4,036)	(5,776)

F – 52

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 –	Supplementary Financial Statement Information (cont.):

F.	Other Expenses, Net:

Composition:

	Year ended December 31,

	2006	2005	2004

	(U.S. $ in thousands)

Gain on sale of fixed assets, net	18	18	83

Dividend received from another company	269	-	770

Impairment in value of investment in affiliates companies	(423)	(20)	(246)

Other	(684)	706	(686)

Total	(820)	704	(79)

G.	Gain on Realization of Shareholdings, Net:

Composition:

	Year ended December 31,

	2006	2005	2004

	(U.S. $ in thousands)

Gain from realization of investment in Level 8	-	-	171

Gain (loss) from sale and decrease in shareholding percentage in Magic	(118)	(48)	1,151

Gain from realization of investment in the News Company	-	-	142

Gain (loss) from sale and decrease in shareholding percentage in Formula Vision	(74)	(15)	383

Gain (loss) from sale and decrease in shareholding percentage in Matrix	(395)	3,357	3,557

Gain from decrease in shareholding percentage in Bluephoenix	31	-	-

Gain from sale and decrease in shareholding percentage in Tiltan	1,547	-	-

Realization of investment in warrants in Matrix	-	(102)	-

Capital gain from realization of Matrix One	2,485	-	-

Realization of unrealized gain in Matrix (see Note 2A)	-	-	2,820

Gain (loss) on realization of other investments	279	(6)	58

Total	3,755	3,186	8,282

F – 53

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

F – 54

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

The Company evaluates the performances of each segment, software services and proprietary software products, based on operating income/loss. Headquarters expenses are allocated proportionally between the segments:

	Software Services	Proprietary Software Products	Total

	(U.S. $ in thousands)

Revenues:

2006	322,629	174,040	496,669

2005	278,808	159,341	438,149

2004	230,880	170,158	401,038

Inter-segment sales:

2006	2,690	1,244	3,934

2005	3,907	1,752	5,659

2004	3,618	2,158	5,776

Operating income (loss):

2006	19,054	430	19,484

2005	19,127	(8,402)	10,725

2004	16,273	3,711	19,984

Financial expenses:

2006	(2,313)	(5,784)	(8,097)

2005	(746)	(3,290)	(4,036)

2004	(3,377)	(2,399)	(5,776)

Net income (loss)

2006	7,475	(3,759)	3,716

2005	11,751	(6,622)	5,129

2004	11,906	2,442	14,348

F – 55

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 –	Supplementary Financial Statement Information (cont.):

H.	Operating Segments (cont.):

	Software Services	Proprietary Software Products	Total

	(U.S. $ in thousands)

Identifiable assets including goodwill:

2006	248,032	267,868	515,900

2005	196,321	238,715	435,036

Identifiable liabilities:

2006	132,540	77,329	209,869

2005	84,025	50,283	134,308

Depreciation and amortization:

2006	2,555	3,123	5,678

2005	3,912	17,373	21,285

2004	4,724	13,891	18,615

Investments in segment assets:

2006	2,574	2,004	4,578

2005	2,578	7,481	10,060

2004	1,888	2,638	4,526

Reconciliation between the data on sales and income of the operating segments and the data in the consolidated financial statements:

	2006	2005	2004

	(U.S. $ in thousands)

Revenues:

Revenues as above	496,669	438,149	401,038

Less inter-segment transactions	(3,934)	(5,659)	(5,776)

Revenues as per statement of operations	492,735	432,490	395,262

F – 56

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 –	Supplementary Financial Statement Information (cont.):

H.	Operating Segments (cont.):

	2006	2005

	(U.S. $ in thousands)

Identifiable assets:

Total assets of operating segments	515,900	435,036

Assets not identifiable to a particular segment	92,141	116,174

Elimination of inter-segment assets and other	(12,537)	(75,742)

Total assets from continuing operation as per consolidated balance sheet	595,504	475,468

Identifiable liabilities:

Total liabilities of operating segments	209,869	134,308

liabilities not identifiable to a particular segment	232,718	205,270

Elimination of inter-segment liabilities and other	(373)	(54,956)

Total liabilities from continuing operation as per consolidated balance sheet	442,214	284,622

I.	Geographical Information:

	1.	The Company’s Long-Lived Assets are as follows:

	December 31,

	2006	2005

	(U.S. $ in thousands)

Israel	55,259	48,309

U.S.A.	11,997	5,723

Others	4,427	1,094

Total	71,683	55,126

2.	Revenues:

Revenues classified by geographic area:

	Year ended December 31,

	2006	2005	2004

	(U.S. $ in thousands)

Israel	273,219	236,826	201,376

International:

United States	117,768	98,770	96,536

Other	101,748	96,894	97,350

	219,516	195,664	193,886

Total	492,735	432,490	395,262

Classification was based on the location of the customers.

F – 57

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 –	Supplementary Financial Statement Information (cont.):

J.	Earnings Per Share:

The following table presents the computation of basic and diluted net earnings per share of continuing operation:

	Year ended December 31,

	2006	2005	2004

	(U.S. $ in thousands)

Amount for basic earnings per share - income available to shareholders	3,928	5,129	14,028

Effect of dilutive securities of subsidiaries	(290)	-	(1,592)

Amount for diluted earnings per share - income available to shareholders	3,638	5,129	12,436

Weighted average shares outstanding

Denominator for basic net earnings per share	13,200	12,800	10,800

Effect of dilutive securities	98	*)-	*)-

Denominator for diluted net earnings per share	13,298	12,800	10,800

Basic net earnings per share of continuing operation	0.30	0.27	1.30

Diluted net earnings per share of continuing operation	0.27	0.27	1.15

*) Anti dilutive.

Note 17 –	Discontinued operations:

On December, 2006, the Company spun-off Formula Vision. Therefore, Formula Vision is no longer a subsidiary of the Company. The spin-off was affected by way of distributing the 36,696,000 Formula Vision shares owned by Formula (then representing approximately 57% of the outstanding Formula Vision shares) to Formula's shareholders on a pro-rata basis.

The Formula Vision shares were distributed at a ratio of 2.78 Formula Vision shares for each outstanding Ordinary Share held at the close of the trade on December 14, 2006, the record date, subject to withholding taxes. Formula Vision met the definition of a component under SFAS 144. Accordingly, the results of operations of Formula Vision have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition comparative data of the assets and liabilities attributed to the discontinued operations have been reclassified in the balance sheet. The company followed EITF No. 87-24 and allocated interest on debt that is to be assumed by the buyer and is connected with the discontinued operation. The expenses allocated for the years 2006, 2005 and 2004 were $9, $15, $11 millions, respectively.

F – 58

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 –	Discontinued operations (Cont.):

A.	The following is the composition of discontinued operations:

	Year Ended December 31,

	2006	2005	2004

	(U.S. $ in thousands)

Revenues	67,491	73,882	61,348

Cost of revenues	36,244	39,892	31,464

Gross profit	31,247	33,990	29,884

Research and development costs, net	9,095	7,008	9,868

Selling, general and administrative expenses	42,025	21,802	21,922

Restructuring and non-recurring costs	258	-	-

Operating income	(20,131)	5,180	(1,906)

Financial expenses, net	(4,132)	(5,170)	(3,130)

Gain on realization of shareholdings, net *,**	36,254	920	611

Other losses, net	-	(1,523)	(252)

Income before taxes on income	11,991	(593)	(4,677)

Taxes on income	(263)	377	1,060

	12,254	(970)	(5,737)

Equity in gains (losses) of affiliated companies, net	413	(3,170)	(2,117)

Minority interest in earnings of subsidiaries, net	(6,368)	(806)	1,605

Net income	6,299	(4,946)	(6,249)

*	On November 2006, Formula Vision signed an agreement for effectively selling half of its holdings in Giga to an American investment company in consideration of $11.2 Million.

With the completion of the transaction, Formula Vision held 24.58% of Giga’s outstanding shares.

The gain from realization totaled to $10.6 million.

**

On December 2006, Formula Vision engaged in an agreement with Karden Technologies Ltd. (henceforth: “Karden”), by which Karden acquires rights in a limited partnership held by Formula Vision to which Formula Vision’s investments in 5 of its portfolio companies were transferred in consideration of $21 Million. The gain from realization totaled to $ 13.6 million.

F – 59

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 –	Discontinued operations (Cont.):

B.	The breakdown of assets and liabilities attributed to discontinued operations of Formula Vision as of December 31, 2005 was as follows:

December 31, 2005

(U.S. $ in thousands)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	17,919

Short-term investments	18,474

Trade receivables	20,996

Other current assets	6,546

Inventories	78

64,013

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:

Loans and other investments	1,070

Investments in affiliates	19,801

20,871

SEVERANCE PAY FUND	3,064

PROPERTY AND EQUIPMENT, NET	4,352

GOODWILL	55,038

OTHER ASSETS, NET	7,279

Total assets from discontinued operation, net	154,617

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Credit from banks and others	40,524

Trade payables	6,886

Other accounts payable	13,610

Customer advances, net of work in progress	7,309

68,329

LONG-TERM LIABILITIES:

Liabilities to banks and others	318

Severance pay	4,306

Deferred taxes	385

5,009

MINORITY INTEREST	15,527

TOTAL LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS	88,865

F – 60

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 –	Transactions with Related Parties:

In March 2005, Formula completed a private placement of 2,400,000 Formula shares for an aggregate consideration of $33 million. The shares were issued to FIMGold LP, an entity owned in equal shares by Dan Goldstein (the former chief executive officer and chairman of the board of Formula) and FIMI Opportunity Fund (see note 2F).

Note 19 –	Subsequent Events:

A.

On June, 2007 the company sold its entire holdings in BluePhoenix, to international institutional investor for consideration of approximately $64 million. The company is expected to recognize approximately M $18 in capital gains upon completion of the sale of ordinary shares.

Following is selected information of BluePhoenix’s financial statements:

December 31, 2006

(U.S. $ in thousands)

Total current assets	42,265

Total non-current assets	85,201

Total current liabilities	24,404

Total non-current liabilities	37,765

F – 61

¾	Kost Forer Gabbay & Kasierer	¾	Phone: 972-3-6232525
	3 Aminadav St.		Fax: 972-3-5622555
Tel-Aviv 67067, Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

          We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. and its subsidiaries (the “Company”) as of December 31, 2005 and 2006 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sapiens International Corporation N.V. and its subsidiaries as of December 31, 2005 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 26, 2007	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

MAGIC SOFTWARE ENTERPRISES LTD.

          We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. (the “Company”) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 10% and 18% as of December 31, 2005 and 2006, respectively, and total revenues of 39%, 18% and 33% for each of the three years in the period ended December 31, 2006. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

          In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2005 and 2006, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2 to the consolidated financial statements, the company adopted the provision of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment”, effective January 1, 2006.

          As discussed in Note 2 to the consolidated financial statements, on December 31, 2006, the Company initially applied the provisions of Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, and recorded a cumulative effect adjustment to beginning accumulated deficit at January 1, 2006 and adjustments to property and equipment as of December 31, 2005.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 26, 2007	A Member of Ernst & Young Global

Independent auditors’ report to the shareholders of

HERMES LOGISTICS TECHNOLOGIES LIMITED

We have audited the financial statements of Hermes Logistics Technologies Limited for the year ended 31 December 2006 which comprise of the profit and loss account, the balance sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein and the requirements of the Financial Reporting Standard for Smaller Entities (Effective January 2007).

This report is made solely to the company’s members as a body, in accordance with S235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a a body for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors’ responsibilities for preparing the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors’ Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors’ Report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We read the Directors’ Report and consider the implications for our report if we become aware of any apparent misstatements within it.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with international Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

-

the financial statements give a true and fair view, In accordance with United Kingdom Generally Accepted Accounting Practice applicable to Smaller Entities, of the state of the company’s affairs as at 31 December 2006 and of its loss for the year then ended;

-	the financial statements have been properly prepared in accordance with the Companies Act 1985; and

-	the information given in the Directors’ Report is consistent with the financial statements.

LEVY COHEN & CO.
REGISTERED AUDITOR
37 Broadhurst Gardens
London NW6 3QT

8 February 2007

Independent Auditors’ Report to the Shareholders of

MAGIC SOFTWARE ENTERPRISES (UK) LIMITED

We have audited the financial statements of Magic Software Enterprises (UK) Limited for the year ended 31 December 2006 which comprise of the profit and loss account, the balance sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein and the requirements of the Financial Reporting Standard for Smaller Entities (Effective January 2007).

This report is made solely to the company’s members, as a body, in accordance with S235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors’ responsibilities for preparing the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors’ Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors’ Report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We read the Directors’ Report and consider the Implications for our report if we become aware of any apparent misstatements within it.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

-

the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice applicable to Smaller Entities, of the state of the company’s affairs as at 31 December 2006 and of its loss for the year then ended;

-	the financial statements have been properly prepared in accordance with the Companies Act 1985; and

-	the information given in the Directors’ Report is consistent with the financial statements.

LEVY COHEN & CO.
REGISTERED AUDITOR
37 Broadhurst Gardens
London NW6 3QT

8 February 2007

MOCK & PARTNERS INTERNATIONAL
registeraccountants

AUDITORS’ REPORT

Introduction

We have audited the financial statements of Magic Beheer B.V., for the period until December 31st, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis. evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31st, 2006 and of the result for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Amsterdam, February 27th 2007

Mock & Partners International

Drs. H.J.S. Mock RA

Rapenburgerstreat 109, 1011 VL, Amsterdam. Tel: 020 6381881, Fax: 020 6272624

KDA Audit Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Software Japan K.K.

          We have audited the accompanying balance sheet of Magic Software Japan K.K. (the “Company”) as of December 31, 2006, and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Tokyo, Japan
January 26, 2007
KDA Audit Corporation
(A Member of Baker Tilly International)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

N.I.P. NIKUV INTERNATIONAL PROJECTS LTD.

          We have audited the accompanying consolidated balance sheets of N.I.P. Nikuv International Projects Ltd. (“the Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated statements of income and its cash flows for each of the two years in the period ended December 31, 2006, in conformity with United States generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 27, 2006	A Member of Ernst & Young Global

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD. By: /s/ Gad Goldstein —————————————— Gad Goldstein President and Chief Executive Officer	June 29, 2007 Date

Exhibit Index

Exhibit No.

1.1	Memorandum of Association(1)

1.2	Articles of Association as amended on December 28, 2005(2)

4.1	Form of Letter of Indemnification, dated December 28, 2005(2)

4.2	An agreement dated November 17, 2005 between the Registrant and Formula Vision Technologies (F.V.T) Ltd. (English translation from Hebrew original)(2)

4.3	International Securities Purchase Agreement dated June 15, 2007 between the Registrant and each of the purchasers identified on the signature pages of the agreement

8	List of Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to Section. 906 of the Sarbanes-Oxley Act of 2002

(1)     Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).

(2)     Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2006.