Form 20-F
period 2007-12-31
FORMULA SYSTEMS (1985) LTD
filed 2008-06-30
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ______________

Commission File Number: 0-29442

FORMULA SYSTEMS (1985) LTD.
(Exact Name of Registrant as Specified in Its Charter)

Israel
(Jurisdiction of Incorporation or Organization)

3 Abba Eban Boulevard, Herzlia 46725, Israel
(Address of Principal Executive Offices)

Guy Bernstein, CEO, 3 Abba Eban Boulevard, Herzliya 46725, Israel
Tel: 972 9 9598800, Fax: 972 9 9598877
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 1 par value	Tel Aviv Stock Exchange
American Depositary Shares	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

As of December 31, 2007, the registrant had 13,200,000 outstanding ordinary shares, NIS 1 par value, of which 347,417 were represented by American depositary shares as of such date.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

P A R T  I

        Some of the statements in this annual report, including those in the Risk Factors, “Item 3. Key Information–Risk Factors,” “Item 4–Information on the Company–Business Overview” and “Item 5–Operating and Financial Review and Prospects,” are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, strategies, expectations, intentions, future financial performance and other statements that are not historical facts. We use words like “anticipates,” “believes,” “expects,” “future,” “intends” and similar expressions to mean that the statement is forward-looking. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        We have based these forward-looking statements on our current expectations and projections about future events. You should not unduly rely on these forward-looking statements, which apply only as of the date of this annual report. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in “Item 3. Key Information–Risk Factors.”

        We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, commonly referred to as U.S. GAAP. In accordance with U.S. GAAP, we use the United States dollar as our reporting currency. In accordance with FASB Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” and following the distribution of the shares held by Formula in Formula Vision Technologies (F.V.T.) Ltd., or Formula Vision, as a dividend to Formula’s shareholders, in December 2006 and the sale of our entire shareholdings in BluePhoenix Solutions Ltd., or BluePhoenix, in June 2007, Formula Vision’s and BluePhoenix’s results of operations, assets and liabilities were classified as attributed to discontinued operations and as a result, we have restated certain figures in our financial statements relating to prior periods.

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

        The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derive the consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007, and the balance sheet data as at December 31, 2006 and 2007 from our consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements have been audited by Ziv Haft registered public accounting firm, BDO member firm. The consolidated income statement data for the years ended December 31, 2003 and 2004 and the consolidated balance sheet data for the years ended December 31, 2003, 2004 and 2005 are derived from our audited financial statements not included in this annual report. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2007	2006	2005	2004	2003
	$
	(In thousands, except per share data)

Consolidated Statement of Operations Data:
Revenues	$493,350	$416,807	$365,841	$332,279	$304,542
Cost of revenues	369,110	309,447	266,234	228,216	204,759

Gross profit	124,240	107,360	99,607	104,063	99,783
Research and development costs, net	6,547	5,508	6,094	5,813	8,028
Selling, general and administrative
expenses	90,458	88,844	86,682	82,548	84,168
Restructuring and non-recurring costs	--	2,911	1,455	--	--

Operating income	27,235	10,097	5,376	15,702	7,587
Financial expenses, net	(3,810)	(4,660)	(2,059)	(4,888)	(3,810)
Gain on realization of shareholdings, net	2,039	3,724	3,192	8,170	2,379
Other income (expenses), net	(750)	(1,102)	(341)	(1,054)	(657)

Income before taxes on income	24,714	8,059	6,168	17,930	5,499
Taxes on income	1,933	3,766	4,647	3,284	2,122
Equity in gains (losses) of affiliated
companies, net	(653)	47	62	109	(173)
Minority interest in earnings of
subsidiaries, net	(9,667)	(4,832)	189	(2,980)	(2,772)

Income (loss) from continuing operations	12,461	(492)	1,772	11,775	432
Income (loss) from discontinued
operations, net	24,798	10,507	(1,589)	(3,675)	2,688

Net income	37,259	10,015	183	8,099	3,120
Earnings (losses) per share generated
from continuing operations
Basic	0.95	(0.04)	0.14	1.06	0.04
Diluted	0.93	(0.04)	0.14	0.94	0.03
Earnings (losses) per share generated
from discontinued operations
Basic	1.87	0.84	(0.13)	(0.33)	0.25
Diluted	1.86	0.77	(0.13)	(0.29)	0.21
Earnings per share:
Basic earnings	2.82	0.8	0.01	0.73	0.29
Diluted earnings	2.79	0.73	0.01	0.65	0.24
Weighted average number of shares
outstanding:
Basic	13,200	13,200	12,800	10,800	10,037
Diluted	13,200	13,298	12,800	10,800	10,285

	As of December 31,
	2007	2006	2005	2004	2003
	$
	(In thousands)

Consolidated Balance Sheet Data:
Total assets	$612,624	$597,487	$360,141	$378,084	$447,353
Total liabilities	305,818	260,487	238,246	245,461	260,160
Shareholders' equity	198,388	153,290	163,449	186,778	176,004

Dividends

        In April 2008, Formula distributed to its shareholders a cash dividend of approximately $0.76 per share. The aggregate amount distributed by Formula was approximately $10 million.

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

        Cash dividends may be declared and paid in New Israeli Shekels or dollars. Dividends to the holders of the American Depositary Receipts, or ADRs, are paid by the depositary of the ADRs, for the benefit of owners of ADRs. If the dividend is declared and paid in NIS, the NIS amount is converted into dollars by the depositary of the ADRs.

        Dividends paid by an Israeli company to shareholders residing outside Israel, holding less than 10% of the outstanding share capital of the company, are generally subject to withholding of Israeli income tax at a rate of up to 20%. Shareholders holding 10% or more of our outstanding share capital shall generally be subject to withholding of Israeli income tax at a rate of up to 25% on dividends. Such tax rates apply unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

        Our business, operating results and financial condition could be seriously harmed due to any of the following risks. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations and our liquidity. In addition, the trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

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

        We are affected by global economic changes, in particular trends in capital spending in the IT sector. Changes in purchasing patterns in the IT industry directly affect our operating results. Economic changes such as the U.S. subprime mortgage loan crisis and the economic instability caused by the rise in oil prices, are affecting companies’ willingness, in both the U.S. and in Europe, to make capital spending on IT projects. In addition, many of our customers are in the financial sector. A slow-down in the financial markets may affect these customers’ willingness to make capital spending on IT projects. We cannot know whether IT capital spending and investment in IT projects will continue in the future at the same level, or how the economic conditions will affect our business. Accordingly, we cannot assure you that we will be able to increase our revenues or keep our revenues at the same level as in 2007.

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

As a result, they may be able to respond more quickly to new or emerging technologies or changes in customer requirements. They may also benefit from greater purchasing economies, offer more aggressive product and service pricing or devote greater resources to the promotion of their products and services. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase such competitors’ ability to successfully market their tools and services. We also expect that competition will increase as a result of consolidation within the industry. We also face additional competition as we continue to penetrate international markets. As a result, we cannot assure you that the products and solutions we offer will compete successfully with those of our competitors.

        We may be unable to differentiate our tools and services from those of our competitors or successfully develop and introduce new tools and services that are less costly than, or superior to, those of our competitors. This could have a material adverse effect on our ability to compete.

        Furthermore, several software development centers worldwide offer software development services at lower prices than we do. Due to the intense competition in the markets in which we operate, software products prices may fluctuate significantly. As a result, we may have to reduce the prices of our products, which in turn, may adversely affect our business.

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

        The loan agreements of our subsidiaries contain a number of conditions and limitations on the way in which they can operate their business, including limitations on their ability to raise debt and sell or acquire assets. These loan agreements also contain various covenants which require them to maintain certain financial ratios related to shareholders’ equity and operating results that are customary for companies of comparable size. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us or to our shareholders.

Marketing our products and services in international markets may require increased expenses and greater exposure to risks that we may not be able to successfully address.

        We intend to continue to focus our efforts on selling proprietary software solutions in international markets. We expect to continue devoting significant resources to these efforts. If we are unable to continue achieving market acceptance for our solutions or otherwise continue to successfully penetrate international markets, our business will be harmed. In 2006 and 2007, we received approximately 37% and 35% of our total revenues, respectively, from customers located outside of Israel. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including:

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

        Corporate organizational changes, as well as growth of our business, if any, have placed and will continue to place a strain on our personnel and resources. Our ability to manage any future changes or growth, depends on our ability to continue to implement and improve our operational, financial and management information control and reporting systems on a timely basis and to expand, train, motivate and manage our work force. If we cannot respond effectively to changing business conditions, our business, financial condition and results of operations could be materially adversely affected.

If we are unable to attract, train and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

        In order to achieve our objectives, we may need to hire additional qualified software, administrative, operational, sales and technical support personnel. The process of attracting, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate and retain highly qualified professional employees. We expect to recruit most of our software and systems personnel in Israel. As part of our growth strategy, we developed offshore centers in India. We hired professional consultants for these development centers, leveraging the lower employer costs that existed in this country. Recently, professional work in India became more expensive and professional fees may continue to increase in the future. We cannot assure you that our offshore facilities will be profitable. In addition, our operations are dependent on the efforts of certain key management. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our business.

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

        A significant portion of our worldwide sales are currently denominated in dollars and euros, while a substantial portion of our expenses, principally salaries and related personnel expenses, are in New Israeli Shekels (NIS). As a result, a decrease in the value of the dollar or euro relative to other foreign currencies, in particular the NIS would increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets. In recent periods, the value of the dollar and the euro was decreased significantly in relation to the NIS. We cannot know whether this trend would continue in the future. If the dollar or euro value in relation to the NIS continues to decrease, our operating costs would increase, and in turn, our results of operation may be harmed. To date, we have not engaged in significant hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar or euro against the NIS. However, we cannot assure you that these measures will adequately protect us from material adverse effects arising from the impact of inflation in Israel. For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects–Overview–Our Functional and Reporting Currency.”

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

        The high and low market price of our ordinary shares traded on the Tel Aviv Stock Exchange, or the TASE, under the symbol “FORT,” and the high and low market price of our ADSs traded on the Nasdaq Global Market, under the symbol “FORTY” during each of the last three years, are summarized in the table below:

	Nasdaq Global Market In $		TASE In NIS
	High	Low	High	Low

2007	14.46	11.69	60.59	44.97
2006	14.00	9.15	60.15	39.99
2005	20.44	9.92	89.65	46.80

        The market price of the ordinary shares and the ADSs may fluctuate substantially due to a variety of factors, including:

—	any actual or anticipated fluctuations in our or our competitors' quarterly revenues and operating results;

—	shortfalls in our operating results from levels forecast by securities analysts;

—	public announcements concerning us or our competitors;

—	results of integrating investments and acquisitions;

—	the introduction or market acceptance of new service offerings by us or our competitors;

—	changes in product pricing policies by us or our competitors;

—	changes in security analysts' financial estimates;

—	changes in accounting principles;

—	sales of our shares by existing shareholders; and

—	the loss of any of our key personnel.

        In addition, economic, political and market conditions and military conflicts and in particular, those specifically related to the State of Israel, may affect the market price of our shares and ADSs.

Future sales of our shares in the public market or issuances of additional securities could cause the market price for our ordinary shares and ADSs to fall.

        As of June 20, 2008, we had 13,200,000 ordinary shares outstanding, of which 315,542 were represented by ADSs. Of the 13,200,000 shares outstanding, 6,613,400 shares are held by Emblaze, our controlling shareholder. If a large number of our ordinary shares is sold in a short period, the price of our ordinary shares would likely decrease.

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

        Although we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during 2007, we cannot assure you that we will not be treated as a passive foreign investment company in 2008 or in future years. We would be a passive foreign investment company if 75% or more of our gross income in a taxable year is passive income. We would also be a passive foreign investment company if at least 50% of our assets in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, United States investors could be subject to adverse tax consequences, including having gain realized on the sale of our ordinary shares or ADSs being treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sale proceeds. Rules similar to those applicable to gains derived from the disposition of our ordinary shares also apply to certain “excess distributions.” A decline in the value of our ordinary shares or ADSs may result in our being a PFIC. United States investors should consult with their own tax advisors with respect to the United States tax consequences of investing in our ordinary shares.

        For a discussion of how we might be characterized as a PFIC and related tax consequences, see “Item 10. Additional Information–Taxation–United States Federal Income Tax Considerations.”

Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

        Our headquarters and principal research and development facilities are located in Israel. Although we generated approximately 35% of our revenues in 2007 from international markets, we are, nonetheless, directly influenced by the political, economic and military conditions affecting Israel. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results, and financial condition. Since September 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip, by force, in June 2007. These developments have further strained relations between Israel and the Palestinian Authority. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Any armed conflicts, terrorist activities, or political instability in the region, may affect Israel’s security, foreign relations, and the stability of the region. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Major hostilities involving Israel, including as a result of the military conflicts between the Fatah and Hamas in Gaza Strip, Judea and Samaria, or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on it in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

The tax benefits available to us from government programs may be discontinued or reduced at any time, which would likely increase our taxes.

        Certain of our subsidiaries received grants in the past and receive tax benefits under Israeli government programs, particularly as a result of the “Approved Enterprise” status of certain operations in Israel. “Approved Enterprise” status is granted by the Israeli Investment Center of the Ministry of Industry and Trade and entitles the grantee to a variety of tax incentives. The incentives awarded to certain of our subsidiaries include reduced tax rates and a tax holiday. Subject to compliance with applicable requirements, the portion of our subsidiary’s undistributed income derived from our “Approved Enterprise” programs was exempt from income tax during the first two years, followed by a five year tax reduced tax rate of 25% instead of 27% on income derived from “Approved Enterprise” investment programs. In order to qualify for these incentives, the “Approved Enterprise” is required to provide minimum paid-in-capital (30% of the investment), to show an increase in its export activities, and to meet other general investing criteria. As of June 20, 2008, our subsidiaries have met those criteria and received tax benefits from their “Approved Enterprise” programs, as presented in Note 14 to our financial statements. To maintain the eligibility for these programs and benefits, we must meet the conditions mentioned above. We cannot assure you that these programs and tax benefits will continue at the same level in the future. If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

        As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, composition of our board of directors, director nomination procedure, compensation of officers, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

        Both our legal name and our commercial name is Formula Systems (1985) Ltd. We were incorporated in Israel on April 2, 1985. We maintain our principal executive offices at 3 Abba Eban Boulevard, Herzlia 46725, Israel and our telephone number is 011-972-9-959-8800. Our agent in the United States is Corporation Service Company and its address is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. In 1991, we completed our initial public offering of ordinary shares on the Tel Aviv Stock Exchange, or the TASE. In October 1997, we completed the listing of our ADSs on the NASDAQ Global Market.

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

Capital Expenditures and Divestitures

        Certain of our investment and financing activities are described below. For additional information relating to our investment and financing activities during 2006 and 2007, see “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

        Sale of AAOD. On December 30, 2007, our subsidiary Magic sold its wholly-owned subsidiary, Advanced Answers on Demand Holding Corporation, or AAOD, a Florida corporation that develops and markets application software targeted at the long-term care industry to Fortissimo Capital for $17 million. Fortissimo paid to Magic $1 million of the sale price in December 2007 and the remaining $16 million in the beginning of 2008. In addition, as part of the transaction, Magic entered into a three-year license agreement with AAOD according to which AAOD will continue to sell Magic’s products, as an OEM partner, in consideration for $3 million, to be paid quarterly over the three years starting in 2008.

        Debenture Offering by Matrix. On August 19, 2007, our subsidiary, Matrix IT Ltd., or Matrix, completed an offering of debentures in an aggregate principal amount of approximately $62 million (NIS 250 million). The debentures were sold to institutional and other investors in Israel. The debentures bear an interest at an annual rate of 5.15%. The principal will be paid in four equal installments on December 31 of each of the years 2010 through 2013. The principal and interest are linked to the Israeli consumer price index. On February 21, 2008, Matrix listed the debentures for trading on the TASE.

        Sale of BluePhoenix shares. On June 20, 2007 we completed the sale of an aggregate of 8,038,526 shares of our subsidiary BluePhoenix Solutions Ltd., or BluePhoenix, constituting our entire holdings in BluePhoenix, to international institutional investors for aggregate consideration of approximately $64 million.

        Private Placement by Sapiens. In June 2007, our subsidiary, Sapiens International Corporation N.V., or Sapiens, entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders’ fees and out of pocket expenses), $6.5 million of which was by Formula.  Sapiens issued to the investors an aggregate of 6,666,667 common shares (of which 2,166,666 common shares were issued to Formula), at a price per share of $3.00 which reflected a premium of approximately 25% above the trading price of Sapiens’ common shares (as of the date Sapiens’ board of directors approved the investment).  The investors were all non-US persons, and the common shares were issued to the investors pursuant to Regulation S. As a result, the issuance of the common shares to the investors was exempt from registration under the Securities Act of 1933, as amended, referred to as the Securities Act.

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

General

        We are a global IT solutions and services company based in Israel. We are principally engaged in providing software consulting services, developing proprietary software products and providing computer-based business solutions. We deliver our solutions in over 50 countries worldwide to customers with complex IT services needs, including a number of “Fortune 1000” companies. We operate in two principal business areas, IT services and proprietary software solutions. Following is a description of our business areas:

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

        The Formula Group

        Formula is the parent company of subsidiaries and affiliates, referred to collectively as the Formula Group. We currently hold a controlling interest in our subsidiaries through our equity holdings. From time to time, if and when required, we enter into voting agreements with other shareholders of the companies, in order to retain control of our subsidiaries. At present, we have no voting agreements in effect. We appoint a majority of the boards of directors of our subsidiaries through our equity holdings and, if required, through voting agreements with shareholders who are often members of our management or of our subsidiaries’ management. We provide our subsidiaries with our management, technical expertise and marketing experience to help them to penetrate their respective markets.

        We direct the overall strategy of our subsidiaries. While the subsidiaries each have independent management, we monitor the growth of our subsidiaries through the active involvement in the following matters:

—	strategic planning;

—	marketing policies;

—	senior management recruitment;

—	investment and budget policy;

—	financing policies; and

—	overall ongoing monitoring of each subsidiary's performance.

        We promote the synergy and cooperation among our subsidiaries by encouraging the following:

—	transfer of technology and expertise;

—	leveling of human resources demand;

—	combining skills for specific projects;

—	formation of critical mass for large projects; and

—	marketing and selling the group's products and services to the group's customer base.

        We, through our subsidiaries, offer a wide range of integrated IT solutions and services, and design, develop and market proprietary software solutions for sale in selected niche markets, both in Israel and worldwide.

        Our Subsidiaries

        Matrix

        Matrix IT Ltd. is one of Israel’s leading integration and information technology services companies, based on Dun’s 100 “Israel Largest Enterprises 2007.” Matrix employs over 3,500 software, hardware, integration and training personnel, which provide advanced IT services to more than 500 customers in the Israeli market. Matrix also markets in Israel software and hardware products manufactured by a broad range of international manufacturers.

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

        Software solutions and services. Matrix provides software services, software development projects, outsourcing, integration of software systems and services – all in accordance with its customers’ specific needs. Matrix also provides upgrading and expansion of existing software systems. Matrix software solutions and services include the following components: (i) development of dedicated customer software systems; (ii) customization of software developed by Matrix or by third parties to provide a response to customers’ requirements; (iii) systems assimilation; and (iv) integration of all or part of these components. The scope of work invested in each individual component varies from one customer to the other, based on each customer’s specific requirements.

        Software Products. Matrix’s operations in this area include marketing and support of software products in various categories, mainly customer relationship management, referred to as CRM, software products, systems management and business service management products, software products for content management, software products for business intelligence (BI), data warehouses and extract/transform/load (ETL), software products for integration, database systems, open-code operating systems, software products for knowledge management, and software development and testing tools.

        Infrastructure solutions and hardware products. Matrix’s operations in this area include: (i) supply of infrastructure solutions for computer and communication systems; (ii) sale and marketing of PCs, laptops, Intel servers, peripheral equipment, operating systems, servers and workstations operating on Unix and Linux operating systems, and sales and marketing of storage and backup systems for mainframe computers such as HP and IBM; and (iii) maintenance for computers and peripheral equipment, lab services and a help desk.

        Training and assimilation. Matrix operates technological training and qualification centers providing advanced professional courses for hi-tech personnel, training and assimilation of computer systems, applications courses, professional training and training for capital market operations.

        Matrix provides solutions, services and products primarily to the following four market sectors (or verticals): banking and finance, telecommunications, commerce and manufacturing, and the public and security forces sector.

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

        In addition to the four sector-based areas of operations, Matrix operates two horizontal divisions providing specialist services for all of the different sectors of operations. These entities include:

— A technology center providing development services, which include mainly cross-sector applications and technology expertise (applications and technology expertise which can be used in more than one business sector), as well as the development of applications that require specialist resources and professional know-how; and

— A strategic consulting center that provides customers with diverse consultation services on topics such as organization, strategy, business development and technological development.

        Customers

        Matrix’s customers include large enterprises in Israel, including commercial banks (such as Bank Leumi, Bank Hapoalim, The First International Bank, Discount Bank, United Mizrahi Bank and Igud Bank), loan and mortgage banks (such as Leumi Mortgage Bank), telecommunications services providers (Bezeq, Bezeq International and Barak), cellular operators (Cellcom, Orange and Pelephone), credit card companies (Visa Cal, Isracard and Leumicard), leasing companies, insurance companies (such as Harel Hamishmar, Phoenix, Clal, Migdal), security agencies, satellite operators (YES), hi-tech companies (such as Comverse, Motorola and Amdocs), the Israeli Defense Force and government ministries and public agencies such as Israel Electric Company, Social Security, Mekorot, and media and publishing entities.

Magic

        Magic Software Enterprises Ltd., or Magic, develops, markets and supports composite application development and deployment platforms with a service-oriented architecture, or SOA, including application integration and business process management, or BPM, with existing and legacy systems. Magic’s products and services are available through a global network of subsidiaries, distributors and software solution providers in approximately 50 countries. Users of Magic’s solutions and technology include a broad community of independent software vendors, system integrators, value added resellers and distributors, OEM partners and corporations worldwide, supported by an extensive global services organization. In addition to technology, Magic provides its customers with maintenance and technical services, as well as professional services and training.

        Magic Core Technology

        Magic embeds at its core a metadata driven rule based technology, abstracting repetitive and mundane programming chores, and enabling a high degree of agility and flexibility for solutions implemented with Magic’s products.

        Magic’s technology solutions include a comprehensive set of resources and services, offering compliance with leading architectures and environments. Magic’s products provide platform independence and interoperability.

        With over 20 years of experience and thousands of customers and partners, Magic offers leading composite applications development and deployment tool suites. Using Magic’s technology, customers can implement and migrate to a service-oriented architecture, leveraging existing IT assets within new business processes and composite applications, and maximize the return on past and new IT investments.

        Magic delivers the following two complementary products that address the wide spectrum of SOA and composite applications:

—     iBOLT Business Integration Suite – a flow-oriented composite applications toolset, delivering a comprehensive, business-driven integration framework that empowers enterprises to improve business performance. iBOLT enables customers to easily design, develop and deploy automated business processes, including BPM and business activity monitoring. Increasing the usability and life span of existing legacy and other business applications and IT systems, iBOLT allows fast application integration (EAI), development and customization of diverse applications, systems and databases, assuring rapid return on investment and time-to-market, increased profitability, and customer satisfaction.

—     eDeveloper – an interactive composite application platform, delivering a productive, state-of-the-art technology for developing and deploying Web and client/server applications across and beyond the enterprise. eDeveloper automates the mundane repetitive tasks of the software development cycle – significantly shortening the process; reducing project risk; and minimizing human errors.

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

        Magic addresses customers’ critical business need to respond quickly to changing market demands. Magic’s robust business solutions are created, deployed and maintained with unrivaled productivity and time-to-market results. Magic’s combination of event driven and service-oriented architecture enables developers to master the tools and create better solutions within a shorter time and with fewer resources.

        Development communities have become increasingly disjointed, creating an even greater need for a development environment that provides open interfaces to leading technologies and standards. Magic’s eDeveloper and iBOLT products provide developers, system architects and IT persons with the ability to rapidly build integrated applications in a more productive manner, lowering IT maintenance costs and decreasing time-to-market.

        A wide variety of developers use Magic’s products, including in-house corporate development teams and software houses. Large and medium sized system integrators use Magic’s products in large customized system integration projects and for developing industry-specific vertical applications.

        Professional Services

        Magic, together with Magic’s partners, offers customers application integration and development services that assist customers in maximizing their development investments. These services include project management, technical support, installation services, application development, integration, consulting and training. All projects are subject to a rigorous standard for project management and quality assurance. Nevertheless, Magic’s goal is to provide such activities as a complementary service to customers and partners as part of its focus on license sales.

        Strategic Alliances

        Magic forms strategic alliances to help deliver complete solutions to customers. These solutions encompass application integration, development, vertical domain expertise and hardware implementation. Magic maintains strategic alliances with leading vendors, like SAP, IBM, Oracle, Salesforce.com and Iway. Magic’s partnership with SAP, entered into in 2004, focuses on providing a special edition of iBOLT which extends the value of SAP implementations with capabilities such as extended workflows, composite applications, multi-channel access, interoperability and integration with other systems and platforms, as well as business activity and performance monitoring. Magic applies the same marketing concept to other leading enterprise application ecosystems, with special editions of iBOLT for Oracle’s JD Edwards and Salesforce.com CRM. In addition, Magic has alliances with system integrators, software and hardware vendors and consulting organizations. These partnerships enable Magic to better serve its customers worldwide.

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

Sapiens

        Sapiens International Corporation N.V. is a global provider of IT solutions that modernize business processes to enable insurance and other leading companies to quickly adapt to changes. Sapiens’ solutions, sold as customizable software modules, align IT with business demands for speed, flexibility and efficiency. Sapiens’ solutions are supplemented by its technology, methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. Sapiens’ solutions include scalable insurance applications developed for leading organizations such as AXA, Norwich Union, Liverpool Victoria, IAT Group, ING, OneBeacon, Principal Financial Group, Texas Farm Bureau Insurance Companies, Menora Mivtachim Insurance and Santam. Sapiens’ service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve their business objectives.

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

        Sapiens INSIGHT™ is designed for the general (property and casualty) and life insurance markets. These solutions can be customized to match specific legacy systems and business requirements, while providing pre-configured functionality. These solutions can be used independently or together as follows:

—	SapiensINSIGHT™ for Property & Casualty is a fully functional, general insurance policy administration solution that makes it easier for brokers and agents to do business with carriers. By automating the process, this web-enabled solution reduces the cost of doing business and optimizes risk selection through the use of rules based underwriting.

—	SapiensINSIGHT™ for Life & Pensions is a powerful and comprehensive framework-based life and pensions solution that serves companies administering life insurance, pension funds, health insurance and saving plans. Sapiens INSIGHT™ for Life & Pensions is dynamic, highly customizable and can be easily accommodated to administer changes in processes. It is fully web-enabled, prepared to utilize the advantages of the internet and intranet.

—	SapiensINSIGHT™ for Underwriting (formerly MediRisk INSIGHT™) is an underwriting solution for life, health and disability insurance. It reduces customer’s costs by automating a larger portion of the process of evaluating the risks of new business and by streamlining the procedures for handling new business. By using this solution, an insurance company can make underwriting assessments on new cases earlier in the business cycle and achieve greater consistency in its decision-making. Sapiens markets INSIGHT™ for Underwriting on the basis of licensing and distribution agreements with MediRisk Solutions Ltd. which developed the solution and holds the intellectual property rights to it.

—	SapiensINSIGHT™ for Reinsurance is a functional-rich solution for the insurance market, designed to support insurance carriers in the management of all types of reinsurance for the general (property and casualty) and life insurance markets, according to the rapidly changing requirements of the international reinsurance market. This state-of-the-art, web-enabled solution streamlines and reduces the cost of handling all reinsurance functions through automation, is based on ACORD standards and B2B XML technology, and is designed for a multi-language, multi-currency and multi-company environment.

—	SapiensINSIGHT™ for Closed Books, also known as LifeLite, is a solution for life insurance companies and pension funds seeking ways to reduce the cost of maintaining long-term closed books of business, that is, lines of business that are no longer current. Sapiens provides customizable solutions that enable companies to efficiently and more effectively administer policies and claims relating to closed books.

        Sapiens collaborates with its customers to tailor the Sapiens INSIGHT™ solutions to achieve the unique operational performance goals of each organization. In addition, Sapiens has executed independent projects for the insurance market, providing enhanced information access and visibility to empower the sales, agent and broker community, thus accelerating transaction processing for improved customer service and business efficiency. Sapiens’ insurance solutions are compatible with a variety of platforms including IBM zSeries and iSeries, HP UNIX at the host-side and Windows 2000/XP Web servers. They are also compatible with open architecture standards such as .NET, Java EE, XML, Web Services and application server platforms such as IBM’s WebSphere™.

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

nextSource Inc.

        nextSource operates in the field of workforce solutions by developing and delivering an innovative and comprehensive suite of services and products. This model allows customers to engage nextSource for one or any combination of solutions that address the rapidly changing challenges posed to the customer by today’s global, complex workforce. nextSource ability to meet a customer’s entire workforce management present and future needs, as a single source, positions it as the workforce solutions provider of choice.

        nextSource’s wheel of integrated solutions include:

—	Vendor Management – Talent Acquisition Management Solution (TAMS)

        One of nextSource’s key products is its intuitive, web-based vendor management system named Talent Acquisition Management Solution, or TAMS. TAMS is a scalable, 8th generation vendor management software application. TAMS automates the process of acquiring and managing a customer’s workforce consisting of temporary staffing, contract workers, consultants and direct hires. TAMS also facilitates the competitive sourcing and tracking of fixed price, deliverable-based projects.

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

—	Payrolling Services/Third-Party Employer of Record Services

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

        The following table summarizes our revenues by operating segments for the periods indicated:

	Software Services	Proprietary Software Products	Total
	$ in thousands

Year ended December 31,

2007	392,527	100,823	493,350

2006	319,939	96,868	416,807

2005	274,901	90,940	365,841

        The following table summarizes the revenues from our IT products and services by geographic regions of our customers, for the periods indicated:

	Year ended December 31,
	2007	2006	2005
	$ in thousands

Israel	319,444	264,293	228,812

International:

United States	120,051	93,479	74,126

Other	53,855	59,035	62,903

	173,906	152,514	137,029

Total	493,350	416,807	365,841

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

        As a result, they may be able to respond more quickly to new or emerging technologies or changes in customer requirements. They may also benefit from greater purchasing economies, offer more aggressive product and service pricing or devote greater resources to the promotion of their products and services. In addition, in the future, we may face further competition from new market entrants and possible alliances between existing competitors. We also face additional competition as we continue to penetrate international markets. As a result, we cannot assure you that the products and solutions we offer will compete successfully with those of our competitors. Furthermore, several software development centers worldwide offer software development services at much lower prices than we do. Due to the intense competition in the markets in which we operate, software products prices may fluctuate significantly. As a result, we may have to reduce the prices of our products.

        Matrix’s principal competitors in the domestic Israeli market are Israeli IT services companies and systems integrators, the largest of which are Ness Technologies Inc. and Team-Malam. Matrix’s international competitors in the Israeli marketplace include HP, EDS, IBM and Microsoft. These international competitors often use local subcontractors to provide personnel for contracts performed in Israel. Most of these international entities are also business partners of Matrix.

        Magic’s principal competitors in the market for the eDeveloper technology are Visual Basic (Microsoft), Progress, Delphi and Jbuilder (Borland), Java, Oracle, Compuware and Lansa. The principal competitors in the market for Magic’s iBOLT Integration Suite are Software AG, Tibco, Vitria, Pegasystems, Cordys, IBM’s WebSphere, Microsoft’s BizTalk and Sonic Software (Progress).

        Sapiens’ competitors in the market for solutions offered to the insurance industry fall into several categories: vendors of complete systems, vendors of insurance software products, large multinational integrators and local integrators in the various territories where Sapiens operates.

        Examples of Sapiens’ competitors are: CSC, Camilion, SOLCORP, Fineos, SAP, SunGard, Navisys, Fiserv, OneShield, Ascendant One, Insurity, IDP, The Innovation Group, Duck Creek and AQS in the United States; Unisys, SunGard, FIS Software and RebusIs in the United Kingdom; Falmeyer (FJA), COR AG Insurance Technologies and IDIT IDI Technologies in Europe. Examples of large integrators in the insurance field are Electronic Data Systems and CSC (companies that also have customer or alliance relationships with Sapiens in other fields). An example of a competitor that is a local integrator is Ness Technologies in Israel.

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

C.	Organizational Structure

        Formula is the parent company of the Formula Group.

        The following table presents certain information regarding the control and ownership of our significant subsidiaries, as of June 20, 2008.

Subsidiary	Country of Incorporation	Percentage Of Ownership

Matrix IT Ltd.	Israel	50.1%

Magic Software Enterprises Ltd.	Israel	54.6%

Sapiens International Corporation N.V.	Netherlands Antilles Islands	58.1%

nextSource Inc.	United States	100.00%

        We sold our entire shareholdings in BluePhoenix in June 2007.

        The ordinary shares of Magic and Sapiens are traded on the NASDAQ Global Market and on the TASE, and the ordinary shares of Matrix are traded on the TASE.

D.	Property, Plants and Equipment

        Our corporate headquarters, as well as the research and development and sales and marketing headquarters of a majority of our subsidiaries, are located in Herzlia, Israel. We lease approximately 100,000 square feet of office space in Herzlia, pursuant to a lease which expires on October 31, 2009. We also lease approximately 190,000 square feet of office space in several other locations in Israel.

        We own a 39,300 square feet facility in Or-Yehuda, Israel used for office space of Magic.

        In addition, Sapiens leases approximately 45,000 square feet of office space in Rechovot, Israel, 4,700 square feet in the United States and 13,800 square feet in Great Britain, Magic leases approximately 12,800 square feet of office space in the United States and several of our subsidiaries lease some additional office space and sales and support premises in the United States, Europe and Asia.

        We believe that our properties are adequate for our present uses. If in the future we require additional space to accommodate our growth, we believe that we will be able to obtain this additional space without difficulty and at commercially reasonable prices.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        Formula is the parent company of subsidiaries and affiliates, referred to collectively as the Formula Group. We are principally engaged in providing software consulting services, developing proprietary software products and providing computer-based business solutions. We currently hold a controlling interest in three publicly traded subsidiaries: Magic, Matrix and Sapiens. In addition, we wholly own nextSource. We consolidate the results of operations of our subsidiaries in which we hold a controlling interest, with ours. Our operating results are directly influenced by the consolidation and cessation of consolidation of our subsidiaries. This could cause significant fluctuations of our consolidated operating results. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and you should not rely on these comparisons as indications of our future performance.

        On December 30, 2007, our subsidiary Magic sold its entire holdings in AAOD for $17 million. For more information, see “Item 4.A. Capital Expenditures and Divestitures.”

        On June 20, 2007 we completed the sale of our entire holdings in our subsidiary BluePhoenix to international institutional investors for aggregate consideration of approximately $64 million. Formula recognized capital gains of approximately $18 million from the sale.

        On December 26, 2006, we spun-off Formula Vision. The spin-off was effected by way of distributing 36,696,000 Formula Vision shares owned by us (representing approximately 57% of the outstanding share capital of Formula Vision) as a dividend to our shareholders. For more information, see “Critical Accounting Policies- Spin-off of the Investment in Formula Vision” and “–Critical Accounting Policies– Discontinued Operation” below.

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

        Our functional and reporting currency

        Beginning in 2007, Formula changed its functional currency from NIS to the dollar since most of its assets are denominated in dollars and Formula has no outstanding NIS loans. This, according to indicators as mentioned in Financial Accounting Standards Board Statement no. 52 “Foreign Currency Translation,” referred to SFAS 52 . Prior to 2007, Formula operated primarily in the economic environment of the New Israeli Shekel (NIS) and its functional currency was the NIS. The functional currencies of Formula’s subsidiaries are the NIS and the dollar. Formula has elected to use the dollar as its reporting currency.

        Formula translates the financial statements of its subsidiaries whose functional currency is the NIS, into dollars, under the principles described in SFAS 52. Assets and liabilities have been translated at period-end exchange rates.  Results of operations have been translated at the exchange rate at the dates on which those transactions occurred or at an average rate. We present differences resulting from translation under shareholders’ equity in the item accumulating other comprehensive income (loss). In the consolidation, Formula presents the financial statements of subsidiaries whose functional currency is the dollar, at the original amounts.

        The comparative figures for 2006 and 2005 have been measured under the assumption that Formula’s functional currency was the NIS. The financial statements of prior years of Formula and most of its subsidiaries whose functional currency is the NIS have been translated into dollars under the principles described in SFAS 52.

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

        SOP No. 97-2 generally requires revenue earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor’s specific objective evidence, or VSOE, of fair value. Revenue is recognized under the “residual method” when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all SOP No. 97-2 criteria for revenue recognition are met, as described above. The VSOE of fair value of the undelivered elements included in multiple element arrangement (maintenance, support and services) is determined based on the price charged for the undelivered element when sold separately.

        Generally there are no rights of return, price protection or similar contingencies in our subsidiaries’ contracts. Accordingly, they do not establish a provision due to the lack of warranties’ claims in the past. Some of our subsidiaries’ contracts include customer acceptance clauses. In determining whether revenue can be recognized, when an acceptance clause exists, they consider their history with similar arrangements, the customer’s involvement in the progress, the existence of other service providers and the payments terms.

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

        In accordance with FASB Statement of Financial Accounting Standards No. 142 “Goodwill and Other intangible Assets” (SFAS 142), indefinite life intangible assets and goodwill are not amortized but rather subject to annual impairment testing.

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

        Spin-off of the Investment in Formula Vision

        According to APB No. 29 “Accounting for Nonmonetary Transactions”, a spin off is accounted as a decrease in the company’s retained earnings and measured according to the book value of the investment as of the spin-off date.

        Discontinued Operation

        Under SFAS 144, when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations. The operations, assets and liabilities of the component would be eliminated from the company’s consolidated operations and the company will no longer have any significant continuing involvement in the operations of the component.

        Share-Based Payments

        Effective January 1, 2006, we adopted Statement of Financial Accounting Statement No. 123 (revised 2004), “Share-Based Payment”, referred to as SFAS 123(R), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation,” or SFAS 123, which requires the measurement and recognition of compensation expense based on estimated fair values for all shared based payments awards made to employees and directors. In March 2005, the SEC issued Staff Accounting Bulletin No. 107, or SAB 107, relating to SAFS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

        SFAS 123(R) requires us to estimate the fair value equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the awards that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of operations. Prior to the adoption of SFAS 123(R), we accounted for equity based awards under the fair value recognition provisions of SFAS 123.

        We adopted SFAS 123(R) using the Modified Prospective Method. Under that transition method, compensation cost recognized in the year ended December 31, 2007 included: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123; and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of the SFAS 123(R). In December 2005, primarily as a result of the issuance of SFAS 123(R), we accelerated the vesting of all unvested stock options held by employees and directors.

        Beginning on the date of adoption of SFAS 123(R), we estimate forfeitures based on historical experience and other factors; previously, we recorded forfeitures as they occurred.

A.	Operating Results

        Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

        Revenues. Revenues increased 18% from $416.8 million in 2006 to $493.4 million in 2007. Revenues from the two categories of our operation were as follows: Revenues from the delivery of software services increased 23% from $320.0 million in 2006 to $392.5 million in 2007. This increase was attributable to the growth in Matrix’s and nextSource’s revenues due to an increased demand for their services. Revenues from the sale of proprietary software solutions in 2007 were $100.8 million compared to $96.9 million in 2006. This increase was attributable to increase in Magic’s revenues which were offset by a decrease in Sapiens’s revenues.

        Cost of Revenues. Cost of revenues consists primarily of wages and related expenses and hardware and other materials costs. Cost of revenues increased 19% from $309.4 million in 2006 to $369.1 million in 2007. As a percentage of revenues, cost of revenues were relatively at the same level in 2006 and in 2007, 74% and 75%, respectively. Our software services sales are generally characterized by a lower gross margin than sales of proprietary software solutions. Cost of revenues for proprietary software solutions were $52.9 million in 2007 and $53.8 million in 2006. Cost of revenues for software services increased 24% from $255.6 million in 2006 to $316.1 million in 2007, primarily due to the increase in the cost of revenues of our subsidiaries Matrix and nextSource.

        Software Development Costs, net. Software development costs consist primarily of wages and related expenses and, to a lesser degree, consulting fees we pay to independent contractors engaged in research and development. Software development costs, net, consist of software development costs, gross, less capitalized software costs. Software developments costs, gross, in 2007 and 2006 were $12.6 million and $14.0 million, respectively. In 2007, we capitalized software costs of $6.2 million compared to $8.5 million in 2006. Capitalization of software costs in 2007 was attributable to our proprietary software solutions subsidiaries. Software development costs, net, increased from $5.5 million in 2006 to $6.5 million in 2007. As a percentage of revenues, software development costs, net remained at the same level of 1.3% in 2006 and 2007. The increase in software development costs was attributable primarily to Magic and Sapiens which had research and development expenditures of approximately $2.7 million and $3.5 million, respectively. Amortization of capitalized software costs was $6.4 million in 2007 and $8.9 million in 2006, which amounts were included in cost of revenues.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, severance and related expenses, travel expenses, selling expenses, rent, utilities, depreciation, amortization and professional fees. Selling, general and administrative expenses in 2007 and 2006 were $90.5 million and $88.8 million, respectively. As a percentage of revenues, selling, general and administrative expenses were 18.3% in 2007 and 21.3% in 2006. The increase in selling, general and administrative expenses was primarily attributable to an increase in selling, general and administrative expenses of Matrix which was offset by a decrease in selling, general and administrative expenses of Sapiens and Magic.

        Restructuring Costs. We had no restructuring costs in 2007. Restructuring costs in 2006 were $2.9 million and were primarily attributable to restructuring activities of Magic, which had restructuring costs of $2.1 million, and Sapiens which had restructuring costs of $758,000. The restructuring costs of Magic resulted mainly from severance payments paid in connection with the restructuring and impairment plan announced by Magic in the third quarter of 2006, which aimed to reduce costs and improve profitability.

        Operating Income. Our operating income increased from $10.1 million in 2006 to $27.2 million in 2007. The operating income in 2007 was attributable to the improvement in the operating results of all of our subsidiaries, and in particular Matrix which had operating income of $24.5 million, Magic which had operating income of $1.3 million and Sapiens which had operating income $800,000. The operating income in 2006 was attributable to the improvement in the operating results of our subsidiaries, and in particular Matrix which had operating income of $19.2 million and a decrease in the net operating loss of Sapiens, which had operating loss of $1.3 million. This improvement was offset by the operating loss of $6.7 million of Magic.

        Financial Expenses, net. Financial expenses, net decreased from $4.6 million in 2006 to $3.8 million in 2007. Financial expenses, net, is influenced by various factors, including our cash balances, loan balances, changes in the exchange rate of the NIS against the dollar, changes in the exchange rate of the dollar against the euro and changes in the Israeli CPI. Financial expenses, net in 2007 are attributable to interest expenses incurred by our subsidiaries, Matrix and Sapiens, which had financial expenses of $2.1 million and $2.8 million, respectively, resulting from issuance of debentures. These expenses were offset by financial income in Formula which resulted from interest derived from short-term deposits and exchange rate differentials.

        Other income (expenses), net. Other expenses, net in 2007 and 2006 were $750,000 and $1.1 million, respectively.

        Gain on Realization of Shareholdings. Gain on realization of shareholdings in 2007 was $2.0 million compared to $3.7 million in 2006. Gain on realization of shareholdings in 2007 was primarily attributable to a gain from a decrease in our shareholding in Sapiens due to a private placement consummated by Sapiens. Gain on realization of shareholdings in 2006 was attributable primarily to the sale by Matrix of its holdings in Matrix-1 One Ltd. and the decrease in the percentage of shareholdings by Matrix of its subsidiary, Tiltan, which resulted in aggregate consideration of approximately $4.0 million.

        Taxes on Income. Taxes on income in 2007 were $1.9 million compared to $3.8 million in 2006. The decrease in taxes on income in 2007 was mainly attributable to the decrease in taxes of Matrix.

        Company’s Equity in Results of Affiliates, net. Our equity in losses of affiliates, net were $653,000 in 2007 compared to a gain of $47,000 in 2006. Equity in losses of affiliates in 2006 was attributable primarily to equity in losses of affiliates of Matrix.

        Minority Interest, net. Minority interest, net, includes the minority interest in companies which are not wholly owned by the Formula Group during each of the periods indicated. Minority interest in profits of subsidiaries in 2007 was $9.7 million compared to $4.8 million in 2006. This increase was primarily attributable to the improvement in the results of all of our subsidiaries, and, in particular, Matrix, Magic and Sapiens.

        Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

        Revenues. Revenues increased 14% from $365.8 million in 2005 to $416.8 million in 2006. Revenues from the two categories of our operation were as follows: Revenues from the delivery of software services increased 16% from $274.9 million in 2005 to $320.0 million in 2006. This increase was attributable to the growth in Matrix’s and nextSource’s revenues due to an increased demand for their services. Revenues from the sale of proprietary software solutions in 2006 were $96.9 million compared to $90.9 million in 2005, an increase of 7%. This was due to an increase in Sapiens’ revenues. Magic’s revenues remained relatively the same in 2006 and 2005.

        Cost of Revenues. Cost of revenues increased 16% from $266.2 million in 2005 to $309.4 million in 2006. As a percentage of revenues, cost of revenues was relatively at the same level in 2005 and in 2006, 73% and 74%, respectively. Cost of revenues for proprietary software solutions increased 13% to $53.8 million in 2006 from $47.7 million in 2005, primarily due to the increase in the cost of revenues of all of our proprietary software solutions subsidiaries. Cost of revenues for software services increased 17% from $218.6 million in 2005 to $255.6 million in 2006, primarily due to the increase in the cost of revenues of our subsidiaries Matrix and nextSource.

        Software Development Costs, net. Software developments costs, gross, remain at the same level in 2005 and 2006, $14.5 million and $14.0 million, respectively. In 2006, we capitalized software costs of $8.5 million compared to $8.4 million in 2005. Capitalization of software costs in 2006 was attributable to our proprietary software solutions subsidiaries. Software development costs, net, decreased from $6.1 million in 2005 to $5.5 million in 2006. As a percentage of revenues, software development costs, net remained at approximately the same level in 2006 and 2005, 1.3% and 1.7%, respectively. The decrease in software development costs was attributable primarily to Matrix and Sapiens. Amortization of capitalized software costs were $8.9 million in 2006 and $7.4 million in 2005, which amounts were included in cost of revenues.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2006 and 2005 were $88.8 million and $86.7 million, respectively. As a percentage of revenues, selling, general and administrative expenses were 21% in 2006 and 24% in 2005. The increase in selling, general and administrative expenses was primarily attributable to an increase in selling, general and administrative expenses of Matrix which was offset by a decrease in selling, general and administrative expenses of Sapiens and Magic.

        Restructuring Costs. Restructuring costs in 2006 were $2.9 million and were primarily attributable to restructuring activities of Magic, which had restructuring costs of $2.1 million, and Sapiens which had restructuring costs of $758,000. The restructuring costs of Magic resulted mainly from severance payments paid in connection with the restructuring and impairment plan announced by Magic in the third quarter of 2006, which aimed to reduce costs and improve profitability. Restructuring costs in 2005 were $1.5 million and were primarily attributable to restructuring activities of Sapiens which had restructuring costs of $1.1 million and Magic which had restructuring costs of $342,000. The restructuring costs of Sapiens resulted from the lay-off of approximately 40 employees.

        Operating Income. Our operating income increased from $5.4 million in 2005 to $10.1 million in 2006. The operating income in 2006 is attributable to the improvement in the operating results of our subsidiaries, and in particular Matrix, which had operating income of $19.2 million and a decrease in the net operating loss of Sapiens, which had operating loss of $1.3 million. The improvement was offset by the operating loss of $6.7 million of Magic. The operating income in 2005 was attributable to the improvement in the operating results of our subsidiaries, and in particular Matrix, which had operating income of $17.0 million and nextSource. The improvement in 2005 was offset by the operating loss of $5.6 million of Magic and the operating loss of $5.5 million of Sapiens.

        Financial Expenses, net. Financial expenses, net increased from $2.1 million in 2005 to $4.7 million in 2006. The increase in financial expenses in 2006 resulted from interest expenses incurred by our subsidiaries, and in particular, Sapiens which had financial expenses of $2.2 million. This increase in our financial expenses was offset by a decrease in the financial expenses of Matrix and Magic.

        Other income (expenses), net. Other expenses, net in 2006 were $1.1 and other income, net in 2005 was $341,000.

        Gain on Realization of Shareholdings. Gain on realization of shareholdings in 2006 was $3.7 million compared to $3.2 million in 2005. Gain on realization of shareholdings in 2006 was attributable primarily to the sale by Matrix of its holdings in Matrix One and the decrease in the percentage of shareholdings by Matrix of its subsidiary, Tiltan, which resulted in aggregate consideration of approximately $4.0 million. Gain on realization of shareholdings in 2005 was attributable to the sale of a portion of the shares of Matrix in the open market which resulted in gain to Formula of $1.7 million, and gain from a decrease in our shareholding in Matrix due to the conversion of Matrix debentures into shares by third parties which resulted in gain to Formula of $1.6 million.

        Taxes on Income. Taxes on income in 2006 were $3.8 million compared to $4.7 million in 2005. The decrease in taxes on income in 2006 was mainly attributable to the decrease in taxes of Sapiens.

        Company’s Equity in Results of Affiliates, net. Our equity in gains of affiliates, net were $47,000 in 2006 compared to $62,000 in 2005.

        Minority Interest, net. Minority interest in profits of subsidiaries in 2006 was $4.8 million compared to minority interest in losses of subsidiaries of $189,000 in 2005. This change was primarily attributable to the improvement in the results of certain of our subsidiaries.

Impact of Inflation and Currency Fluctuations on Results of Operations

        A significant portion of our worldwide sales are currently denominated in dollars and euros., while a substantial portion of our expenses, principally salaries and related personnel expenses, are in New Israeli Shekels (NIS). As a result, a decrease in the value of the dollar or euro relative to other foreign currencies, in particular the NIS would increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets. In recent periods, the value of the dollar and the euro was decreased significantly in relation to the NIS. We cannot know whether this trend would continue in the future. If the dollar or euro value in relation to the NIS continues to decrease, our operating costs would increase, and in turn, our results of operation may be harmed. To date, we have not engaged in significant hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar or euro against the NIS. However, we cannot assure you that these measures will adequately protect us from material adverse effects arising from the impact of inflation in Israel.

        Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation of NIS against the US$	Devaluation of euro against the US$
	%	%	%

2005	2.4	6.8	13.3
2006	(0.1)	(8.2)	(11.3)
2007	3.4	(8.7)	(11.7)

B.	Liquidity and Capital Resources

        Since inception, we have financed our growth and business primarily through cash provided by operations and through public debt and equity offerings, as well as through private and public debt and equity offerings of our subsidiaries. In addition, we finance our business through short-term and long-term loans and borrowings available under our credit facilities.

        Cash

        At December 31, 2007 we had cash and cash equivalents and short-term investments of $201.8 million and at December 31, 2006, we had cash and cash equivalents and short-term investments of $118.6 million. At December 31, 2007, we had indebtedness to banks and others of $50.6 million, of which $27.0 million was current liabilities and $23.7 million was long-term liabilities. At December 31, 2006, we had indebtedness to banks and others of $99.7 million, of which $40.4 million was current liabilities and $59.3 million was long-term liabilities.

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

        Cash flow provided by operating activities in 2007 was $43.2 million compared to cash flow provided by operating activities of $26.0 million in 2006. Cash flow provided by operating activities in 2007 was primarily comprised of $23.2 million provided by Matrix, $7.1 million by Sapiens and $7.9 million by Magic. Cash flow provided by operating activities in 2006 was primarily comprised of $15.0 million provided by Matrix, and $10 million provided by BluePhoenix.

        Financing activities

        Cash flow provided by financing activities in 2007 was $12.9 million compared to cash flow used in financing activities of $4.0 million in 2006. This was mainly the result of the following transactions:

        In August 2007, Matrix completed an offering of debentures to institutional and other investors in Israel, in an aggregate principal amount of approximately $62.0 (NIS 250 million). In February 2008, Matrix listed the debentures for trading on the TASE.

        In June 2007, Sapiens entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders’ fees and out of pocket expenses), $6.5 million of which was by Formula.

        In 2007, Matrix distributed to its shareholders a cash dividend in the aggregate amount of approximately $14.1 million, of which $6.4 million was received by Formula.

        During 2007, Formula and certain of our subsidiaries repaid long-term loans to banks of approximately $61.6 million, of which $50.9 million was repaid by Formula and $9.4 million was repaid by Matrix.

        During 2007, Formula and certain of our subsidiaries repaid short-term loans to banks of approximately $16.9 million, of which $5.4 million was repaid by Formula, $4.8 million was repaid by Matrix and $4.6 million was repaid by Sapiens.

        In 2007, Sapiens re-purchased an aggregate amount of NIS 15 million nominal value of its debentures, representing approximately $3.5 million. In addition, Sapiens paid to its debentures holders $4.4 million representing the second payment of the principal of the debentures (Series A).

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

        In 2006, Formula and certain of our subsidiaries received long-term loans of approximately $31.4 million from banks, of which $11.8 million was received by Formula, $14.4 million by BluePhoenix and $4.9 million by Matrix.

        In 2006, our subsidiaries repaid long-term loans to banks and others of approximately $9.7 million of which $8.0 million was repaid by Matrix and $1.1 million by Sapiens.

        Recent financing activities

        In April 2008, Formula distributed to its shareholders a cash dividend of approximately $0.76 per share. The aggregate amount distributed by Formula was approximately $10 million.

        Investing activities

        In 2007, net cash used in investing activities was $18.8 million and in 2006, net cash provided by investing activities was $6.2 million. These investing activities were comprised of the following transactions:

        In June 2007, we completed the sale of our entire shareholdings in BluePhoenix to international institutional investors for aggregate consideration of approximately $64 million.

        In 2007, we purchased in the open market shares of several of our subsidiaries as follows: 1,231,563 shares of Matrix for aggregate consideration of $4.3 million, 503,473 shares of Magic for aggregate consideration of $1.0 million and 195,107 shares of Sapiens for aggregate consideration of $326,535.

        In 2007, Matrix purchased marketable securities for aggregate consideration of $26.3 million

        In 2007, our subsidiaries capitalized software development costs and other costs in an aggregate amount of $8.5 million.

        In February 2006, Formula Vision sold certain of its holdings in its affiliate, FIS Software Ltd., to a third party for a consideration of $4.0 million.

        In February 2006, Formula Vision sold the activities of its subsidiary T-Soft Ltd. for a consideration of $3.0 million.

        In March 2006, Formula Vision sold certain of its holdings in its affiliate Transtech Ltd. to a third party for a consideration of $8.75 million.

        In April 2006, Formula Vision paid to FIMI and IDB$5.4 million in accordance with agreements between the parties.

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

Effective Corporate Tax Rates in Israel

        Law for the Encouragement of Capital Investments, 1959

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

        Corporate Tax

        Following the tax reform enacted in 2003, an Israeli company is subject to tax on its worldwide income. An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence. Israeli tax payers are also subject to tax on income from a controlled foreign corporation, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if such subsidiary’s primary source of income is a passive income (such as interest, dividends, royalties, rental income, or capital gains).

        On January 1, 2006, an additional tax reform took place relating primarily to profits from investments. The main goal of the reform was to unify the tax rates applicable to profits from investments, such as interest, capital gains, and dividends. In addition, under the new reform, the tax rates applicable to companies were reduced to 29% in 2007, 27% in 2008, 26% in 2009, and 25% from 2010 and on.

        Our international operations are taxed at the local effective corporate tax rate in the countries of our subsidiaries’ residence. In the future we may derive an increasing percentage of our income from operations outside of Israel. If that occurs, our effective tax rate may increase. However, we expect that this increase will be offset by carried forward accumulated losses of consolidated companies.

C.	Research and Development, Patents and Licenses

        In 2007, we spent $6.5 million on research and development activities, in 2006 we spent $5.5 million and in 2005 we spent $6.1 million. The increase in the amount spent on research and development activities in 2007 compared to 2006 relates primarily to an increase in research and development expenditures of Sapiens. The decrease in the amount spent on research and development activities in 2006 compared to 2005 resulted from a decrease in the development expenditures of Sapiens and Matrix in 2006. For more information about our research and development activities, see “Item 4. Information on the Company–Business Overview–Software Development.”

        For information concerning our intellectual property rights, see “Item 4. Information on the Company–Business Overview–Intellectual Property Rights.”

D.	Trend Information

        Economic changes such as the U.S. subprime mortgage loan crisis and the economic instability caused by the rise in oil prices, are affecting companies’ willingness, in both the U.S. and in Europe, to make capital spending on IT projects. We cannot know whether IT capital spending and investment in IT projects will continue in the future at the same level, or how the economic conditions will affect our business. Accordingly, we cannot assure you that we will be able to increase our revenues or keep our revenues at the same level as in 2007. As we continue to market new products and penetrate international markets, we expect our selling, general and administrative expenses to continue to be relatively high.

E.	Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

        The following table summarizes our contractual obligations and commitments as of December 31, 2007.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Other (1)
	$ in thousands

Long-term debt obligations (2)	109,263	13,698	20,723	74,842	--	--

Lease obligations	40,961	18,902	19,673	2,045	341	--

Liability in respect of the acquisition
of activities	1,583	210	420	420	420	113

Other long-term liabilities reflected on
our balance sheet under U.S. GAAP	5,923	--	--	--	--	5,923

Total	$157,730	$32,810	$40,816	$77,307	$761	$6,036

(1)	Other obligations include severance pay which was not funded by the Company, the due date of which is unknown.
(2)	Does not include accrued interest.

G.	Safe Harbor

        The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, shall apply to forward-looking information provided in Items 5.E and F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

        The following table describes information about our directors and senior management as of June 20, 2008.

Name	Age	Position

Guy Bernstein	40	Chief Executive Officer and Director
Naamit Salomon	44	Chief Financial Officer
Shimon Laor	39	Director
Tal Barnoach	45	Director
Hadas Gazit Kaiser	32	Director
Dr. Shlomo Nass	48	Director
Dr. Ronnie Vinkler (1)	62	Director
Ofer Lavie (1)	63	Director

(1)     Outside director. See “Item 6. Directors, Senior Management and Employees–Board Practices–Outside Directors; Audit Committee; Internal Auditor; Approval of Certain Transactions Under the Companies Law,” below.

        Guy Bernstein has served as one of our directors since November 2006 and was appointed our chief executive officer in January 2007. Since December 2006, Mr. Bernstein has served as the chief executive officer of Emblaze, our controlling shareholder, a publicly-traded company listed on the AIM, the London Stock Exchange. Mr. Bernstein also serves as a director of Sapiens and he is the chairman of the board of Matrix and Magic. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004. Prior thereto, Mr. Bernstein served as the chief financial and operations officer of Magic, a position he held since 1999. He joined Magic from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein holds a B.A. degree in accounting and economics from Tel Aviv University and is a certified public accountant in Israel.

        Naamit Salomon has served as our chief financial officer since 1997. Ms. Salomon also serves as a director of Magic and Sapiens. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately-held companies in the Formula Group. Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University and an LL.M. degree from the Bar-Ilan University.

        Shimon Laor has served as one of our directors since November 2006. He also served as a director of Emblaze and as its chief financial officer from 1995 to 2000. Since then, he has been engaged in private business initiatives. Mr. Laor also serves as a director of Emblaze VCON Ltd. and Visual Defence Inc., partially-owned subsidiaries of Emblaze. Prior to joining Emblaze in August 1995, Mr. Laor served as an economist at the head office foreign currency division of the First International Bank of Israel. Mr. Laor holds a B.A. degree in economics and accounting from Tel Aviv University.

        Tal Barnoach has served as one of our directors since November 2006. Since 1994, Mr. Barnoach has served as chairman and chief executive officer of S.E.A. Multimedia, a publicly-traded company listed on the AIM. In addition, he serves as the chief executive officer of BeInSync, a company he co-founded in 2002. Mr. Barnoach also serves as the executive vice chairman of zone IP of Emblaze. Since 1999, Mr. Barnoach has served as chairman of Orca Interactive Ltd. Mr. Barnoach holds a B.A. degree in economics from Tel Aviv University.

        Hadas Gazit Kaiser has served as one of our directors since March 2007. Ms. Gazit Kaiser has served as the chief financial officer and finance director of Emblaze since December 2006. During 2005 and 2006, she served as the vice president, finance of Emblaze and the chief financial officer of Emblaze Mobile. From 2003 to 2005, Ms. Gazit Kaiser served as the budget control manager of TTI Team Telecom International Ltd., a NASDAQ-listed company. Prior thereto, Mrs. Gazit Kaiser acted as a manager at Kost, Forer Gabbay & Kasierer. Mr. Gazit Kaiser is a director of Magic, Sapiens, Matrix and Rad View Software Ltd. Ms. Gazit Kaiser holds a B.A. degree in economics and accounting and an M.B.A. degree in finance, both from Tel Aviv University, and she is a certified public accountant in Israel.

        Dr. Shlomo Nass has served as one of our directors since April 2003. Dr. Nass is a senior partner at Dr. Shlomo Nass and Co. Ltd., and a president of and a partner in I.G.B. – Israel Global Business, an investment group. Mr. Nass performed various public duties and serves as a director of I.G.B., IRS-TKB International Consultants Ltd., Mivnei Taasiya Ltd., Ayalon Insurance Company Ltd., TAO, N.M.C. and Yuli Shukei Hon Ltd. Mr. Nass holds a B.Sc. degree in economics and accounting, an LL.B. degree, and a Ph.D degree in law, all from Bar-Ilan University. He is a certified public accountant in Israel and a member of the Israel Bar.

        Dr. Ronnie Vinkler has served as one of our outside directors since March 2007. Dr. Vinkler is an independent business development and management analysis consultant. He has many years of experience in the Hi-tech industry, projects management and research and development. Dr. Vinkler also serves as a director of Mofet Israel Technology Fund Ltd. In 2002 and 2003, Dr. Vinkler served as general manager of Icom Mobile (Israel). From 2000 to 2002, he served as general manager of B.I.S. Advanced Software Solutions Ltd. Dr. Vinkler holds a B.Sc. degree in Aeronautical Engineering and Industrial Engineering and Management from the Technion, Israel Institute of Technology, and a M.Sc. and Ph.D in Aeronautical Engineering from Caltech, California Institute of Technology.

        Ofer Lavie has served as one of our outside directors since March 2007. Mr. Lavie is an independent financial business development consultant. From 1999 to 2005, Mr. Lavie served as the chief financial officer of Metalink Ltd., a public company listed on the NASDAQ Global Market and the TASE. Mr. Lavie also serves as a director of Yozma Pension Fund for Self Employed Ltd., a Migdal Group fund, and of Alpa Cosmetics Ltd. Mr. Lavie also serves as an outside director of Procognia (Israel) Ltd., a public company traded on the TASE. In addition, Mr. Lavie serves as the chief executive officer of the Education Center in the CFO Forum in Israel Mr. Lavie holds a B.Sc. degree in economics from Tel Aviv University.

B.	Compensation

        In 2007, we paid to our directors and officers (nine persons) aggregate direct remuneration of approximately $2.6 million. This amount includes amounts set aside or accrued to provide post-employment benefits.

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

        Our employee directors do not receive fees for their services as directors. In 2007, we paid an aggregate amount of $61,200 for post-employment benefits for our executive officers and directors. Under Israeli law, we are not required to disclose, and have not otherwise disclosed, the compensation of our senior management and directors on an individual basis.

        Generally, we enter into written employment agreements with our executive officers pursuant to which, among other things, we pay them a monthly salary in an agreed amount. The salary is linked to the Israeli CPI. Each party may terminate the agreement upon 3 to 6 months prior notice. If we terminate any of these employment agreements, we will have to pay the usual severance pay required under Israeli law for all employees.

        In January 2008, we entered into a service agreement with Mr. Guy Bernstein, our chief executive officer and director. Under this agreement, beginning in 2008, Mr. Bernstein shall be entitled to an annual bonus in an amount equal to 3.3% of our net profit (including capital gains) after tax. An advance of 70% of the bonus shall be paid quarterly, based on our quarterly financial statements, subject to final adjustment at the end of each year. The aforementioned bonus shall be paid to Mr. Bernstein so long as he serves in a senior leading position with Formula, whether as an active chairman, president or otherwise (after he ceases to serve as our chief executive officer). In the event that we terminate our relationship with Mr. Bernstein in a senior leading position, Mr. Bernstein shall be paid the remaining 30% for the past quarters and an additional payment in an amount equal to 100% of the bonus for the next two quarters, based on our net profit in the two quarters prior to the notice of termination. Under the terms of the service agreement, Mr. Bernstein shall be entitled to a 180-day prior notice of termination. Mr. Bernstein was granted, for his services as a director, options to purchase 198,000 ordinary shares, each exercisable at an exercise price of NIS 60 per share (not linked to the CPI) (approximately $16.35). The options vest over a four-year period, commencing on the date of Mr. Bernstein’s appointment to serve as a director (i.e. November 20, 2006), on a quarterly basis. The options shall expire six years of the date of grant. The terms of Mr. Bernstein’s employment were approved by the general meeting of shareholders, following the approval of our audit committee and board of directors.

        In addition, in light of the active role taken by Mr. Bernstein in our operations during his service as active chairman of the board, in 2007, our shareholders approved, following our audit committee and board approval, the payment to Mr. Bernstein of a one-time bonus in an amount equal to 3.3% of our net profit (including capital gains) after tax, for the year ended December 31, 2007, as compensation for his services as chairman of the board during the abovementioned period.

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

        Pursuant to the Companies Law, all outside directors must have financial and accounting expertise or professional qualifications, and at least one outside director must have financial and accounting expertise. The terms “financial and accounting expertise” and “professional qualifications” are defined in regulations promulgated under the Companies Law. Our audit committee member, Ronnie Vinkler, is considered to have the required professional qualifications and Shlomo Nass has financial and accounting expertise.

        The initial term of an outside director is three years and may be extended by the general meeting of shareholders, for an additional three years. In March 2007, Mr. Ronnie Vinkler and Mr. Ofer Lavie were appointed as our outside directors, each to hold office until March 2010. In accordance with the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) 2000, dual listed companies, like us, may re-appoint an outside director for additional three-year terms, above the maximum six-year term permitted under the Companies Law, if the audit committee and the board of directors confirm that due to the expertise and special contribution of the outside director to the work of the board and its committees, his re-appointment is in the best interests of the company.

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

        We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2007 was approximately $200,000.

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

        We have approximately 4,950 full-time employees, of whom approximately 4,260 are software professionals. Most of our employees are located in Israel and the other in the United States, Europe and other places abroad. In 2006, we had approximately 5,290 full-time employees, of whom approximately 4,550 were software professionals. In 2005, we had approximately 4,090 full-time employees, of whom approximately 3,520 were software professionals. The decrease in the number of employees in 2007 compared to 2006 related primarily to the decrease in the number of employees in Magic, Sapiens and ,in particular, nextSource, which was offset by an increase in the number of employees in Matrix. The increase in the number of employees in 2006 compared to 2005 related primarily to the increase in the number of employees in Matrix and, in particular, nextSource, which was offset by a decrease in the number of employees in Magic and Sapiens.

        With respect to our employees in Israel, we are subject to various Israeli labor laws and labor practices, and to administrative orders extending certain provisions of collective bargaining agreements between the Histadrut (Israel’s General Federation of Labor) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers’ organizations) to all private sector employees. For example, mandatory cost of living adjustments, which compensate Israeli employees for a portion of the increase in the Israeli consumer price index, are determined on a nationwide basis. Israeli law also requires the payment of severance benefits upon the termination, retirement or death of an employee. We meet this requirement by (i) contributing on an ongoing basis towards “managers’ insurance” funds that combine pension, insurance and, if applicable, severance pay benefits and (ii) payment of differences, if applicable. In addition, Israeli employers and employees are required to pay specified percentages of wages to the National Insurance Institute. Other provisions of Israeli law or regulation govern matters such as the length of the workday, minimum wages, other terms of employment and restrictions on discrimination. We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

E.	Share Ownership

        As of June 20, 2008, none of our directors and officers had a share ownership in our company, nor did they hold options to purchase shares, except for Mr. Guy Bernstein, our chief executive officer and director, as described below.

        Mr. Bernstein was granted, for his services as a director, options to purchase 198,000 ordinary shares, each exercisable at an exercise price of NIS 60 per share (approximately $16.35). The options vest over a four-year period, commencing on the date of Mr. Bernstein’s appointment to serve as a director (i.e. November 20, 2006), on a quarterly basis. The options shall expire six years of the date of grant. As of June 20, 2008, Mr. Bernstein is the beneficial owner of 74,250 ordinary shares underlying currently exercisable options or options exercisable within 60 days of the date of this annual report.

Arrangements Involving the Issue or Grant of Options to Purchase Shares

        Formula’s 2008 Share Option Plan

        In March 2008, our shareholders approved the adoption of Formula’s 2008 Employee and Office Holders Share Option Plan, referred to as the plan. Pursuant to the plan, we may grant from time to time to our and our subsidiaries’ employees and office holders (which are not Formula’s controlling shareholders) options to purchase up to 400,000 ordinary shares of Formula. The plan is administered by our board of directors. The plan provides that options may be granted, from time to time, to such grantees to be determined by the board, at an exercise price and under such terms to be determined at their sole and absolute discretion. Options may be granted under the plan through January 2018.

        Of the options available for grant under the plan, we granted in March 2008, options to purchase 198,000 ordinary shares to our chief executive officer and director, each exercisable at an exercise price of $16.35 (60 NIS). For more information, see “Item 6.B. Compensation.”

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

        The following table presents information regarding the ownership of our ordinary shares at June 20, 2008 by each person known to us to be the beneficial owner of more than 5% of our ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC. None of the holders of the ordinary shares listed in this table have voting rights different from other holders of our ordinary shares. Except where we have indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of our shares listed below have sole investment and voting power with respect to the shares.

Name and Address	Shares Beneficially Owned		Percent of Class (1)

Emblaze Ltd.(2)	6,613,400		50.1%

Menora Mivtachim Holdings Ltd.(3)	984,111	(4)	7.5%

Clal Insurance Enterprises Holdings Ltd. (5)	1,047,367	(6)	7.9%

(1)	Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of June 20, 2008, are treated as outstanding only for the purposes of determining the percent owned by this person or group. Percentages in the above table are based on 13,200,000 ordinary shares outstanding as of June 20, 2008.

(2)	In November 2006, Emblaze Ltd., referred to as Emblaze, purchased from FIMGold LP all of its shareholdings in Formula, i.e. 33.4% of our outstanding share capital. Since then and until June 20, 2008, Emblaze purchased additional shares of Formula in the open market and in privately negotiated transactions, bringing its holdings in Formula to 50.1% as of June 20, 2008. Emblaze is a public company traded on the AIM. The major shareholders of Emblaze, based on publicly available and other information (i.e., persons that hold 5% or more of the share capital of the Emblaze) are Naftali Shani, the chairman of the board of directors of Emblaze (who holds approximately 13.9% of the outstanding share capital of Emblaze) and Eli Reifman, vice-chairman of the board of directors of Emblaze (who holds approximately 15.4% of the outstanding share capital of Emblaze).

(3)	Menora Mivtachim Holdings Ltd. is a holding company publicly-traded on the TASE. 63.56% of Menora Mivtachim Holding’s outstanding shares are held, directly and indirectly, by Menachem Gurevitch, and 36.44% is held by the public.

(4)	Pursuant to Amendment No. 1 to Schedule 13D filed on February 1, 2007.

(5)	Clal Insurance Enterprises Holdings Ltd., referred to as Clal Insurance, is publicly traded on the TASE. The controlling shareholder of Clal Insurance is IDB Development Corporation Ltd. (57.4%) and Bank Hapoalim Ltd. holds a 10.1% interest in Clal Insurance.

(6)	Pursuant to Schedule 13G/A filed on February 14, 2008, of the 1,047,367 shares reported as beneficially owned by Clal Insurance (i) 1,008,067 shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions; and (ii) 39,300 shares are beneficially held by Clal Finance Ltd. for its own account.

        As of June 20, 2008, 13,200,000 ordinary shares were issued and outstanding, excluding 24,780 ordinary shares that we purchased during 2002. On June 20, 2008, we had approximately 2 shareholders of record. All of our ordinary shares have equal voting rights. However, under applicable Israeli law, the shares we hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

        As of June 20, 2008, 315,542 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York, representing 315,542 of our ordinary shares. As of that date, there were approximately 17 registered holders of ADSs in the United States.

B.	Related Party Transactions

        Indemnification of Office Holders

        In December 2005, the general meeting of shareholders approved the grant of new indemnification letters to our office holders following the amendment of the Companies Law adopted in March 2005 and the changes in our articles of association approved by the general meeting in December 2005.

        The indemnification letters provide, among other things, that we will indemnify each of our office holders to the maximum extent permitted by our articles of association. Advance payments for coverage of legal expenses in criminal proceedings will be required to be repaid by our office holders to the company if such office holder is found guilty of a crime which requires proof of criminal intent, or if it is determined that the office holder is not lawfully entitled to such indemnification.

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

        Office Holders’ Insurance

        We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium Formula paid during 2007 was approximately $200,000.

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

        Legal Proceedings

        We are not involved in any proceedings in which any of our directors, members of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries. We are also not involved in any legal proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability.

        Dividend policy

        Under Formula’s dividend policy adopted by its board of directors, sums that are not planned to be used for investments in the near future, will be distributed to the shareholders as a cash dividend, to the extent that our performance allows such distribution. In recent years, we have made the following distributions:

        In April 2008, Formula distributed to its shareholders a cash dividend of approximately $0.76 per share. The aggregate amount distributed by Formula was approximately $10 million.

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

B.	Significant Changes

        There has been no material change in our financial position since December 31, 2007.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

        Price Range of Ordinary Shares

        The following table sets forth the high and low closing price for our ordinary shares on the TASE, for the periods indicated. The exchange rate reported by the Bank of Israel on June 20, 2008 was NIS 3.354 = $1.00.

Period	Closing Price Per Share
	in NIS
	High	Low

2003	79.40	34.03
2004	98.40	61.83
2005	89.65	46.84
2006	60.15	39.99
First Quarter	50.92	46.74
Second Quarter	60.15	46.00
Third Quarter	51.01	39.99
Fourth Quarter	59.12	40.16
2007	60.59	44.97
First Quarter	54.39	46.99
Second Quarter	60.07	52.05
Third Quarter	60.59	48.85
Fourth Quarter	57.68	44.97
December	52.83	44.97
2008
First Quarter	47.78	37.30
January	47.78	39.28
February	45.54	43.05
March	47.74	37.30
April	48.49	41.01
May	44.00	39.18
June (through June 20)	38.88	35.52

        Price Range of American Depositary Shares

        The following table sets forth, for the periods indicated, the high and low closing sale prices for the ADSs, as reported by the NASDAQ Global Market.

Period	Closing Price Per Share
	in $
	High	Low

2003	18.05	6.71
2004	22.08	13.44
2005	20.44	11.00
2006	14.00	9.15
First Quarter	11.38	9.80
Second Quarter	13.50	10.00
Third Quarter	11.76	9.15
Fourth Quarter	14.00	9.40
2007	15.42	9.02
First Quarter	12.8	11.43
Second Quarter	15.27	12.69
Third Quarter	14.75	11.78
Fourth Quarter	15.42	9.02
December	13.8	9.02
2008
First Quarter	14.14	10.9
January	12.86	10.9
February	12.85	12.00
March	14.14	11.16
April	13.32	11.92
May	13.15	12.00
June (through June 20)	11.90	10.00

B.	Plan of Distribution

Not applicable.

C.	Markets

        Since our initial public offering in 1991, our ordinary shares have been traded in Israel on the TASE under the symbol “FORT.” No U.S. trading market exists for the ordinary shares. Since October 1997, our ADSs have been traded on the NASDAQ Global Market, under the symbol “FORTY.”

        Pursuant to NASDAQ Marketplace Rule 4350(a), we notified NASDAQ that with respect to the quorum for shareholders meetings, we follow Israeli law and practice and accordingly do not follow NASDAQ rules. The quorum for a shareholders meeting, as stipulated in our articles of association, complies with the provisions of the Israeli law, and requires the presence, in person or by proxy of holders of 25% of our outstanding ordinary shares, in lieu of the requirement specified in NASDAQ Marketplace Rule 4350(e) pursuant to which the quorum for any shareholders meeting shall not be less than 33?% of the outstanding voting shares of the company.

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

        Voting, Shareholder Meetings and Resolutions

        Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to the vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Under the Companies Law, shares held by the company are not entitled to any rights so long as they are held by the company.

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

        Election of Directors

        Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting, have the power to elect all of our directors, other than the outside directors which are appointed by a special majority of shareholders. For a summary of those provisions in our articles of association with respect to the directors, see “Item 6. Directors, Senior Management and Employees.”

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

        The Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly-owned subsidiary in a rollup merger transaction, or to the shareholders of the acquirer if:

—	the transaction does not involve an amendment to the acquirer's memorandum or articles of association;

—	the transaction does not contemplate the issuance of more than 20% of the voting rights of the acquirer which would result in any shareholder becoming a controlling shareholder; and

—	there is no “cross ownership” of shares of the merging companies, as described above.

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

        Under current Israeli regulations, we may pay dividends or other distributions in respect of our ordinary shares either in non-Israeli or Israeli currencies. If we make these payments in Israeli currency, they will be freely transferred in non-Israeli currencies at the rate of exchange prevailing at the time of conversion. We expect therefore, that dividends, if any, that we pay to holders of ADSs, will be paid in dollars, net of conversion expenses, expenses of the depositary, the Bank of New York, and Israeli income taxes. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS. See “Item 3. Key Information–Risk Factors.”

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

        Israeli Taxation

        The following is a description of material tax consequences regarding the ownership and disposition of our ordinary shares and ADSs under Israeli tax laws to which U.S. and other non-Israeli shareholders may be subject. The information below does not apply to specified persons or cover specified situations. Therefore, you are advised to consult your own tax advisor as to particular tax consequences unique to you related to an investment in our ordinary shares or ADSs, including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

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

        In certain instances where our non-Israeli shareholders may be liable to Israeli tax on the sale of our ADSs or ordinary shares, the payment of the consideration may be subject to Israeli withholding tax.

        In addition, in the case when the sale, exchange or disposition of our ADSs or ordinary shares by shareholders who are U.S. residents (within the meaning of the U.S.-Israel Tax Treaty) holding the ADSs or ordinary shares as a capital asset will be also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty, unless, either (i) the shareholders hold, directly or indirectly, shares representing 10% or more of our voting shares during any part of the 12-month period preceding such sale, exchange or disposition; or (ii) the capital gains arising from such sale, exchange or disposition are attributable to a permanent establishment of the shareholders located in Israel. In such case, the shareholders would be subject to Israeli capital gains tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitation in the U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

        Taxes Applicable to Dividends

        Nonresidents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ADSs or ordinary shares at the rate of 20%, or 15% for dividends or income generated by an approved enterprise, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

        However, the tax rate on dividends paid to a “substantial shareholder” (which is someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the corporation) is 25%.

        Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company). Any distribution of dividends from income that is not attributable to an Approved Enterprise after January 1, 2006, will be subject to tax in Israel at the rate of 20%.

        Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ADSs or ordinary shares who is a U.S. resident (within the meaning of the U.S.-Israel Tax Treaty) is 25%. However, dividends paid from income derived from our Approved Enterprise are subject to withholding at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability according to the U.S.-Israel Tax Treaty. Furthermore, the maximum rate of withholding tax on dividends not generated by our Approved Enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital during the part of the tax year that precedes the date of the payment of the dividend and during the whole of its prior tax year, is 12.5%. This reduced rate will not apply if more than 25% of our gross income consists of interest or dividends, other than dividends or interest received from a subsidiary corporation, 50% or more of the outstanding voting shares of which are owned by the company.

        A nonresident of Israel who receives dividends with respect of which tax was fully paid, is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.

        United States Federal Income Tax Considerations

        Subject to the limitations described herein, this discussion summarizes certain United States federal income tax consequences of the purchase, ownership and disposition of our ordinary shares or ADSs to a United States holder. A United States holder is a holder of our ordinary shares or ADSs who is:

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

        Unless otherwise specifically indicated, this discussion does not consider the United States tax consequences to a person that is not a United States holder (a “non-United States holder”) and considers only United States holders that will own the ordinary shares or ADSs as capital assets (generally, for investment).

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular United States holder based on the United States holder’s individual circumstances. In particular, this discussion does not address the United States federal income tax consequences to United States holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, United States holders holding the ordinary shares or ADSs as part of a hedging, straddle or conversion transaction, United States holders whose functional currency is not the United States dollar, insurance companies, tax-exempt organizations, financial institutions, “financial service entities,” persons who acquired their shares upon the exercise of employee stock options or otherwise as compensation, real estate investment trusts, regulated investment companies, grantor trusts, individual retirement and tax-deferred accounts, certain former citizens or long-term residents of the United States and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold the ordinary shares or ADSs through, a partnership or other pass-through entity is not considered, nor is the possible application of United States federal estate or gift taxes or any aspect of state, local or non- United States laws.

        You are advised to consult your tax advisor with respect to the specific United States federal, state, local and foreign tax consequences to you of purchasing, holding or disposing of our ordinary shares or ADSs.

Taxation of Distributions on the Ordinary Shares or ADSs

        Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a distribution paid by us with respect to the ordinary shares or ADSs to a United States holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for United States federal income tax purposes. The amount of the distribution with respect to the ordinary shares or ADSs will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution. Dividends that are received by United States holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% through taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the United States (e.g., the NASDAQ Global Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and is determined to be satisfactory by the United States Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the United States-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate United States holders, are taxed at ordinary income rates. No dividend received by a United States holder will be a qualified dividend (1) if the United States holder held the ordinary share or ADS with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the United States holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share or ADS (or substantially identical securities); or (2) to the extent that the United States holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share or ADS with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or “PFIC”, for any taxable year, dividends paid on our ordinary shares or ADSs in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate United States holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

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

        Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, United States holders may elect to claim as a foreign tax credit against their United States federal income tax liability, the non-U.S. income tax withheld from dividends received in respect of the ordinary shares or ADSs. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the United States federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes, or, in the case of a financial services entity, “financial services income” (and for the tax years beginning after December 31, 2006 as “general category income”). United States holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A United States holder will be denied a foreign tax credit for non-U.S. income tax withheld from a dividend received on the ordinary shares or ADSs (i) if the United States holder has not held the ordinary shares or ADSs for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the United States holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a United States holder has substantially diminished its risk of loss on the ordinary shares or ADSs are not counted toward meeting the required 16-day holding period. Distribution of current or accumulated earnings and profits generally will be foreign source passive income for United States foreign tax credit purposes.

Taxation of the Disposition of the Ordinary Shares or ADSs

        Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares or ADSs, a United States holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the United States holder’s tax basis in the ordinary shares or ADSs. The gain or loss recognized on the disposition will be long-term capital gain or loss if the United States holder held the ordinary shares or ADSs for more than one year at the time of the disposition and non-corporate United States holders may be eligible for a reduced rate of taxation (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010). Capital gain from the sale, exchange or other disposition of ordinary shares or ADSs held for one year or less is short-term capital gain and taxed as ordinary income. Gain or loss recognized by a United States holder on a sale, exchange or other disposition of ordinary shares or ADSs generally will be treated as U.S. source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to certain limitations.

        A United States holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a United States holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A United States holder that uses the accrual method may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a United States holder that receives foreign currency upon disposition of ordinary shares or ADSs and converts the foreign currency into dollars after the settlement date or trade date (whichever date the United States holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be United States source ordinary income or loss.

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

—	A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares or ADSs are “marketable stock” (e.g., “regularly traded” on the NASDAQ Global Market). Pursuant to this regime, an electing United States holder’s ordinary shares or ADSs are marked-to-market for each year that we are a PFIC and the United States holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares or ADSs and the United States holder’s adjusted tax basis therein. Losses are allowed only to the extent of net mark-to-market gain previously included by the United States holder under the election for prior taxable years. An electing United States holder’s adjusted basis in our ordinary shares or ADSs is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

Under the mark-to-market election, gain on the sale of our ordinary shares or ADSs is treated as ordinary income, and loss on the sale of our ordinary shares or ADSs, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss (losses in excess of net mark-to-market gain previously included are generally capital losses). The mark-to-market election applies to the tax year for which the election is made and all later tax years, unless the ordinary shares or ADSs cease to be marketable or the IRS consents to the revocation of the election.

If the mark-to-market election is made after the first taxable year in which a United States holder holds our ordinary shares or ADSs and we are a PFIC, then special rules would apply.

—	A United States holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution is either (1) a distribution with respect to ordinary shares or ADSs that is greater than 125% of the average distributions received by the United States holder from us over the shorter of either the preceding three years or such United States holder’s holding period for our ordinary shares or ADSs, or (2) gain from the disposition of our ordinary shares or ADSs (including gain deemed recognized if the ordinary shares or ADSs are used as security for a loan).

Excess distributions must be allocated ratably to each day that a United States holder has held our ordinary shares or ADSs. A United States holder must include amounts allocated to the current taxable year and to any period prior to the first day of the first taxable year for which we are a PFIC in its gross income as ordinary income for the current taxable year. All amounts allocated to other years of the United States holder would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The United States holder also would be liable for interest on the deferred tax liability for each such other year calculated as if such liability had been due with respect to each such other year. A United States person who inherits shares or ADSs in a non-U.S. corporation that was a PFIC in the hands of the decedent is generally denied the otherwise available step-up in the tax basis of such shares or ADSs to fair market value at the date of death.

        We believe that in 2007 we were not a PFIC and currently we expect that we will not be a PFIC in 2008. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our assets and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2008 or in a future year. We will notify United States holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable United States holders to consider whether or not to elect to treat us as a QEF for United States federal income tax purposes or to “mark to market” the ordinary shares or ADSs or to become subject to the “excess distribution” regime.

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

Non-United States holders of Ordinary Shares or ADSs

        Except as provided below, a non-United States holder of ordinary shares or ADSs will not be subject to United States federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share or ADS, unless, in the case of United States federal income taxes, that item is effectively connected with the conduct by the non-United States holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-United States holder upon the disposition of our ordinary shares or ADSs will be subject to tax in the United States if the non-United States holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

        Formula is subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file with the SEC reports, including annual reports on Form 20-F by June 30 each year. In addition, we furnish interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K certain other material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. You may inspect without charge and copy at prescribed rates such material at the public reference facilities maintained by the SEC, at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

        The SEC maintains an Internet site at http://www.sec.gov that contains reports and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. Formula began filing through the EDGAR system beginning in October 2002.

        Formula’s ADSs are quoted on the NASDAQ Global Market. You may inspect reports and other information concerning Formula at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850. You may also find our reports filed with the ISA on the Magna site whose address is http://www.magna.isa.gov.il.

        Our Internet address is http://www.formulasystems.com. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Currency Exchange Rate Fluctuations and Impact of Inflation

        In light of the nature of our activities, we invest our cash and cash equivalents primarily in short-term deposits. As of December 31, 2007, we invested substantially all of the cash we held in dollar accounts bearing interest based on LIBOR, euro accounts and NIS accounts bearing interest based on the Israeli prime rate.

        An increase in value of the NIS against the dollar or euro may have a negative impact on our operating results and financial condition. Depending upon the circumstances, we will consider entering into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar or euro against the NIS. There can be no assurance that these activities, or others that we may use from time to time, will eliminate the negative financial impact of currency fluctuations and inflation.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

        (a) Disclosure Controls and Procedures. Formula’s management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of Formula’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2007. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, Formula’s disclosure controls and procedures were (i) designed to ensure that material information relating to Formula, including its consolidated subsidiaries, is made known to our management, including our chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by Formula in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified iny the SEC’s rules and forms.

        (b) Management’s Annual Report on Internal Control over Financial Reporting. Our board of directors and audit committee are responsible for establishing and maintaining adequate internal control over financial reporting. Formula’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements.

        Our chief executive officer and chief financial officer assessed the effectiveness of Formula’s internal control over financial reporting as of December 31, 2007. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of December 31, 2007, Formula’s internal control over financial reporting is effective based on those criteria.

        Notwithstanding the foregoing, all internal control systems no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        (c) Attestation Report of the Registered Public Accounting Firm. This annual report includes an attestation report of our registered public accounting assessing our internal control over financial reporting.

        (d) Changes in Internal Control Over Financial Reporting. During the period covered by this report, there were no changes in Formula’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, Formula’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Shlomo Nass, a member of our audit committee and an independent member of our board of directors pursuant to the NASDAQ requirements, is an audit committee financial expert, as defined by applicable SEC regulations.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

        Our audit committee is responsible for the oversight of our independent auditor’s work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by Ziv Haft independent registered public accounting firm, BDO member firm. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, Ziv Haft independent registered public accounting firm, BDO member firm and our management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Principal Accountant Fees and Services

        We paid the following fees for professional services rendered by Ziv Haft independent registered public accounting firm, BDO member firm, for the years ended December 31:

	2007	2006
	($ in thousands)

Audit Fees	617	1,080
Audit-Related Fees	150	--
Tax Fees	96	135
All Other Fees	--	86

Total	863	1,301

        The Audit Fees for the years ended December 31, 2007 and 2006 were for professional services rendered for the audits of our annual consolidated financial statements, review of our consolidated quarterly financial statements, statutory audits of Formula and certain subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

        The audit-related fees for the year ended December 31, 2007 were primarily related to internal control review.

        Tax Fees for the years ended December 31, 2007 and 2006 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

        All other Fees for the year ended December 31, 2006 were primarily for due diligence related to acquisitions of certain subsidiaries

        The amounts in 2006 include amounts that were paid by our former subsidiaries, Formula Vision and BluePhoenix.

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

ITEM 18. FINANCIAL STATEMENTS

        Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted on the pages below:

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets at December 31, 2007 and 2006	F-5
Consolidated Statements of Operations for the Years Ended December 31,
2007, 2006 and 2005	F-7
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended
December 31, 2007, 2006 and 2005	F-8
Consolidated Statements of Cash Flows for the Years Ended December 31,
2007, 2006 and 2005	F-9
Notes to Consolidated Financial Statements	F-14

ITEM 19. EXHIBITS

Exhibit No.

1.1	Memorandum of Association (1)

1.2	Articles of Association as amended on December 28, 2005 (2)

4.1	Form of Letter of Indemnification, dated December 28, 2005 (2)

4.2	International Securities Purchase Agreement dated June 15, 2007 between the Registrant and each of the purchasers identified on the signature pages of the agreement (3)

Exhibit No.

8	List of Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to Section. 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).
(2) Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2006.
(3) Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2007.

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

2007 Annual Report

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

2007 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

ZIV HAFT Certified Public Accountants (Isr.)	Head Office: Amot Bituach House Building B 46-48 Menachem Begin Road, Tel-Aviv 66184 Tel: +972 3 638 6868, Fax: +972 3 639 4320 E-mail: zivhaft@bdo.co.il www.bdo.co.il

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

FORMULA SYSTEMS (1985) LTD.

We have audited the accompanying consolidated balance sheets of Formula Systems (1985) Ltd. and its subsidiaries (the “Company”) as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose consolidated assets constitute approximately 22% and 19% of total consolidated assets as of December 31, 2007 and 2006, respectively, and whose consolidated revenues constitute approximately 20%, 23% and 24% of total consolidated revenues for the years ended December 31, 2007, 2006 and 2005, respectively. The financial statements of those subsidiaries were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of those subsidiaries is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 30, 2008 expressed an unqualified opinion thereon.

Haifa Tel: 04-8680600, Fax: 04-8620866 Jerusalem Tel: 02-6546200, Fax: 02-6526633	Kiryat Shmona Tel: 04-6951389, Fax:04-6951360 Beer Sheva Tel: 08-6654432, Fax: 08-6270008

F – 1

As discussed in Note 1R to the consolidated financial statements, in 2007 the Company adopted FASB interpretation No. 48 “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB No. 109”, effective January 1, 2007.

Tel Aviv, Israel
June 30, 2008

Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

F – 2

ZIV HAFT Certified Public Accountants (Isr.)	Head Office: Amot Bituach House Building B 46-48 Menachem Begin Road, Tel-Aviv 66184 Tel: +972 3 638 6868, Fax: +972 3 639 4320 E-mail: zivhaft@bdo.co.il www.bdo.co.il

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

FORMULA SYSTEMS (1985) LTD.

We have audited Formula Systems (1985) Ltd. (the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15b “Management Report Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Haifa Tel: 04-8680600, Fax: 04-8620866 Jerusalem Tel: 02-6546200, Fax: 02-6526633	Kiryat Shmona Tel: 04-6951389, Fax: 04-6951360 Beer Sheva Tel: 08-6654432, Fax: 08-6270008

F – 3

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated June 30, 2008 expressed an unqualified opinion thereon.

Tel Aviv, Israel
June, 30 2008

Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

F – 4

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31,

	2007	2006

	(U.S. $ in thousands)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	161,504	103,548

Short-term investments (Note 3)	40,276	15,031

Trade receivables (net of allowances for doubtful debts of $4,678 and $4,135 as of December 31, 2007 and 2006, respectively)	139,478	119,504

Other current assets (Note 15A)	34,822	17,582

Inventories	3,157	2,753

	379,237	258,418

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:

Loans and other investments (Note 4)	14,849	3,861

Investments in affiliates (Note 5)	3,792	720

	18,641	4,581

SEVERANCE PAY FUND	36,851	29,961

PROPERTY AND EQUIPMENT, NET (Note 6)	15,794	15,921

GOODWILL (Note 1J and Note 7)	119,014	104,273

OTHER ASSETS, NET (Note 8)	43,046	37,950

TOTAL ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 16)	41	146,383

	612,624	597,487

F – 5

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

	December 31,

	2007	2006

	(U.S. $ in thousands)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Liabilities to banks and others (Notes 9B and 15B)	26,954	40,414

Trade payables	57,099	49,719

Other accounts payable (Note 15C)	73,072	56,967

Debentures (Note 10)	3,524	4,450

	160,649	151,550

LONG-TERM LIABILITIES:

Debentures (Note 10)	71,880	11,796

Deferred taxes	3,276	457

Customer advances	2,181	449

Liabilities to banks and others (Note 9)	23,685	59,268

Liability in respect of the acquisition of activities	1,373	1,489

Accrued severance pay	42,774	35,340

	145,169	108,799

TOTAL LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 16)	503	98,782

MINORITY INTEREST	107,915	85,066

COMMITMENTS AND CONTINGENCIES (Note 12)

SHAREHOLDERS’ EQUITY (Note 13):

Share capital - ordinary shares of NIS 1 par value (authorized - December 31, 2007 and 2006 - 25,000,000 shares; issued: December 31, 2007 - 13,224,780 and 2006 - 13,224,780 shares)	3,736	3,736

Additional paid-in capital	132,545	132,545

Retained earnings	69,229	32,165

Other accumulated comprehensive loss	(6,863)	(14,897)

	198,647	153,549

Cost of 24,780 treasury shares	(259)	(259)

TOTAL SHAREHOLDERS’ EQUITY	198,388	153,290

	612,624	597,487

The accompanying notes form an integral part of the financial statements.

F – 6

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2007	2006	2005

	(U.S. $ in thousands, except per share amounts)

Revenues (Note 15I(2))

Proprietary software products	100,823	96,868	90,940

Software services	392,527	319,939	274,901

Total revenues	493,350	416,807	365,841

Cost of revenues

Proprietary software products	52,923	53,820	47,674

Software services	316,187	255,627	218,560

Total cost of revenues	369,110	309,447	266,234

Gross profit	124,240	107,360	99,607

Research and development costs, net	6,547	5,508	6,094

Selling, general and administrative expenses	90,458	88,844	86,682

Restructuring and non-recurring costs (Note 15D)	-	2,911	1,455

Operating income	27,235	10,097	5,376
Financial expenses, net (Note 15E)	(3,810)	(4,660)	(2,059)

Gain on realization of shareholdings, net (Note 15G)	2,039	3,724	3,192

Other expenses (Note 15F)	(750)	(1,102)	(341)

Income before taxes on income	24,714	8,059	6,168

Taxes on income (Note 14)	(1,933)	(3,766)	(4,647)

	22,781	4,293	1,521
Equity in gains (losses) of affiliated companies, net	(653)	47	62

Minority interest in earnings of subsidiaries, net	(9,667)	(4,832)	189

Income (loss) from continuing operation	12,461	(492)	1,772

Income (loss) from discontinued operation, net (Note 16)	24,798	10,507	(1,589)

Net income	37,259	10,015	183

Earnings (losses) per share generated from continuing operation:

Basic	0.95	(0.04)	0.14

Diluted	0.93	(0.04)	0.14

Earnings (losses) per share generated from discontinued operation:

Basic	1.87	0.84	(0.13)

Diluted	1.86	0.77	(0.13)

Total earnings per share:

Basic	2.82	0.8	0.01

Diluted	2.79	0.73	0.01

Weighted average number of shares outstanding in thousands (Note 15J):

Basic	13,200	13,200	12,800

Diluted	13,200	13,298	12,800

The accompanying notes form an integral part of the financial statements.

F – 7

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share Capital
			Additional paid-in Capital	Retained Earnings	Accumulated other comprehensive loss	Cost of Treasury Shares	Total
	Number of Shares	Amount

	(U.S. $ in t h o u s a n d s )

Balance as of January 1, 2005	10,800,000	3,215	99,535	99,166	(14,879)	(259)	186,778
Changes during 2005:
Net Income	-	-	-	183	-	-	183
Unrealized gains from available-for-sale securities, net	-	-	-	-	(56)	-	(56)
Currency translation adjustments	-	-	-	-	(6,770)	-	(6,770)

Total comprehensive income	-	-	-	-	-	-	(6,643)
Issuance of shares, net*	2,400,000	521	32,786	-			33,307
Dividend distribution	-	-	-	(50,185)			(50,185)
Beneficial conversion features			181		-	-	181
Capital fund arising from elimination of gain on realization of development stage entity	-	-	7	-	-	-	7

Balance as of December 31, 2005	13,200,000	3,736	132,509	49,164	(21,705)	(259)	163,445
Changes during 2006:
Net Income				10,015	-	-	10,015
Unrealized loss from available-for-sale securities, net					376	-	376
Currency translation adjustments	-	-	-		6,433	-	6,433

Total comprehensive income	-	-	-	-			16,824
Employee stock options exercised	-	-	36	-	-	-	36
Spin off	-	-	-	(27,015)	-	-	(27,015)

Balance as of December 31, 2006	13,200,000	3,736	132,545	32,164	(14,896)	(259)	153,290
Changes during 2007:
Net Income	-	-	-	37,259	-	-	37,259
Unrealized gain from available - for-sale securities, net	-	-	-	-	(221)	-	(221)
Currency translation adjustments	-	-	-	-	8,254	-	8,254

Total comprehensive income	-	-	-	-	-	-	45,292
Implementation of FSP EITF 00-19-2	-	-	-	236	-	-	236
Cumulative impact of change in accounting for uncertainties in income taxes (FIN 48)	-	-	-	(430)	-	-	(430)

Balance as of December 31, 2007	13,200,000	3,736	132,545	69,229	(6,863)	(259)	198,388

Accumulated unrealized gain from available - for-sale securities					28
Accumulated currency translation adjustments					(6,891)

Accumulated other comprehensive loss					(6,863)

* Net of issuance expenses on the amount of $3,000 thousand.

The accompanying notes form an integral part of the financial statements.

F – 8

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	37,259	10,015	183

Adjustments to reconcile net income to net cash provided by operating activities:

Impairment and write down of other investments and fixed assets	649	956	138

Impairment of available for sale marketable securities	1,789	-	-

Minority interest in earnings of consolidated subsidiaries	15,464	13,523	1,491

Equity in losses (gains) of affiliated companies, net	653	(459)	3,109

Depreciation and amortization	15,806	44,887	25,130

Increase in accrued severance pay, net	542	1,839	108

Gain from sale of subsidiaries	(28,037)	(2,485)	-

Loss (gain) from sale of operation	(170)	917	-

Loss (gain) from sale of property and equipment	(70)	15	(20)

Gain on realization of shareholdings	(2,039)	(38,500)	(4,107)

Amortization of deferred option compensation	1,074	59	134

Increase in value and accrued interest on debentures and changes in embedded derivative	1,691	255	1,699

Changes in value of long term loans and deposits, net	1,963	2,249	247

Deferred taxes	(2,563)	(2,353)	(391)

Change in liability in respect of acquisition	(493)	-	-

Loss (gain) from sale and decrease (increase) in value of marketable securities, net	60	(1,219)	1,598

Changes in operating assets and liabilities:

Decrease (increase) in inventories	(134)	1,008	237

Increase in trade receivables	(8,415)	(26,045)	(20,717)

Decrease (increase) in other accounts receivable	(7,296)	2,499	(472)

Increase in trade payables	4,082	9,573	5,038

Increase (decrease) in other accounts payable and restructuring accrual	10,336	12,045	(7,265)

Increase (decrease) in customer advances, net of work in progress	1,114	(2,829)	146

Net cash provided by operating activities	43,265	25,950	6,286

The accompanying notes form an integral part of the financial statements.

F – 9

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of newly-consolidated subsidiaries (Appendix C)	(5,391)	(15,928)	(5,342)

Proceeds from realization of investment in previously-consolidated subsidiaries (Appendix D)	39,499	(1,581)	-

Proceeds from sale of activity in a consolidated company	170	2,895	-

Proceeds from repayment of debentures	-	-	(41)

Restricted short term deposit, net	-	5,290	(3,918)

Restricted long term deposit, net	2,506	(2,533)	1,434

Purchase of property and equipment	(4,345)	(6,460)	(6,006)

Purchase (proceeds) of short term investment , net	(26,297)	3,917	6,100

Proceeds from sale of property and equipment	186	838	1,963

Investment in and loans to affiliated and other companies	(499)	(8,900)	(1,582)

Proceeds from sale of investments in and loans to affiliated companies	-	46,558	813

Purchase of an activity by a consolidated company	-	-	(111)

Purchase of intangible assets by consolidated companies	-	(50)	-

Investment in long term bank deposits, net	(9,881)	489	(698)

Capitalization of software development and other costs	(8,522)	(18,837)	(17,743)

Purchase of minority interest in subsidiaries	(6,281)	(9,737)	(2,253)

Proceeds from realization of investment in subsidiaries	-	9,661	4,331

Proceeds from investments in short term bank deposits, net	-	595	(1,118)

Net cash provided (used) in investing activities	(18,855)	6,217	(24,171)

The accompanying notes form an integral part of the financial statements.

F – 10

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

CASH FLOWS FROM FINANCING ACTIVITIES:

Spin-off consolidated company (Appendix D)	-	(24,154)	-

Issuance of debentures (net from issuance expense)	61,576	-	-

Issuance of convertible debt	-	14,140	-

Issuance of shares	-	-	33,307

Exercise of share options in subsidiaries	4,888	7,570	2,217

Dividend distribution	-	-	(50,185)

Dividend to minority shareholders in subsidiaries	(8,348)	(4,239)	(8,352)

Short-term bank credit, net	(16,944)	(17,780)	5,467

Repayment of long-term loans	(61,630)	(9,676)	(19,629)

Receipt of long-term loans	26,275	31,372	51,156

Issuance in a subsidiary to minority shareholders, net	12,915	5,998	5,344

Convertible debt issuance expenses in a subsidiary	-	(655)	-

Deposit for SWAP deal	(1,040)	-	-

Repayment and repurchase of debenture	(7,818)	(6,219)	(18,357)

Proceeds from sale of treasury stock of subsidiary	3,017	-	-

Purchase of treasury stock in a subsidiary by a subsidiary thereof	-	(307)	(4,134)

Net cash provided (used) by financing activities	12,891	(3,950)	(3,166)

Effect of exchange rate changes on cash and cash equivalents	7,824	6,418	(4,356)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	45,125	34,635	(25,407)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR(*)	116,401	81,767	107,174

CASH AND CASH EQUIVALENTS AT END OF YEAR	161,526	116,402	81,767

(*) Include cash and cash equivalents of discontinued operations.

The accompanying notes form an integral part of the financial statements.

F – 11

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A – Supplemental cash flow information:

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

Cash paid during the year in respect of:

Interest	6,107	9,965	10,052

Income tax	6,648	7,717	7,467

Appendix B – Non-cash activities:

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

Purchase of fixed assets against trade payables	-	21	343

Investment in a consolidated company against issuance of share capital to minority shareholders of consolidated company	-	275	1,577

Investment in a consolidated company against account payable	949	-	-

Purchase of shares from minority shareholders of subsidiary, against accounts payable	-	-	100

Investments in available marketable securities, against accounts payable	-	884	-

Exchange of assets in a subsidiary	-	-	70

Fin 48 provision	430	-	-

Current maturities of royalties liabilities against account receivables	-	-	13

The accompanying notes form an integral part of the financial statements.

F – 12

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix C – Acquisition of newly-consolidated subsidiaries:

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

Assets and liabilities of subsidiaries consolidated as of acquisition date:

Working capital (other than cash and cash equivalents)	3,603	2,327	5,446

Liabilities arising from the acquisition	-	-	209

Investment in affiliates and loans	375	370	801

Property and equipment	(308)	(480)	(813)

Other assets and deferred expenses*	(10,857)	(3,985)	(4,697)

Other assets arising upon acquisition	-	(13,855)	(7,981)

Long-term liabilities	925	(305)	533

Other long term assets	(212)	-	-

Long term deferred tax	(64)	-	-

Issuance of shares by a subsidiary	-	-	1,408

Minority interest at acquisition date	1,147	-	(248)

Total	(5,391)	(15,928)	(5,342)

* Mainly goodwill

Appendix D - Proceeds from realization of investments in previously-consolidated subsidiaries:

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

Assets and liabilities of consolidated subsidiaries as of date of realization

Working capital (other than cash and cash equivalents)	9,434	(43,835)	-

Debtors from sale of subsidiaries	(16,000)	-	-

Investments and loans in subsidiaries	-	13,056	-

Accrued severance pay, net	(2,036)	(2,175)	-

Investment in affiliate (including loans)	(4,151)	1,642	-

Property and equipment	2,843	4,546	-

Other assets, deferred expenses and long term payables	37,032	43,520	-

Provision for losses	(1,971)	-	-

Long term deposits	1,181	368	-

Goodwill	54,462	6,462	-

Other comprehensive (loss) gain	570	(755)	-

Long-term liabilities	(28,833)	(246)	-

Gain (loss) from realization of investments in subsidiaries	28,037	(4,383)	-

Retained earnings	-	(27,015)	-

Minority interest	(41,069)	(16,920)	-

Total	39,499	(25,735)	-

The accompanying notes form an integral part of the financial statements.

F – 13

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies:

General:

Formula Systems (1985) Ltd. (“Formula”) was incorporated in Israel in 1985. Since 1991, Formula’s shares have been traded on the Tel Aviv Stock Exchange (the “TASE”) and since 1997, through American Depositary Shares (“ADS”) under the symbol FORTY on the NASDAQ Global Market in the United States. Each ADS represents one ordinary share of Formula.

Formula, through its subsidiaries (collectively, the “Company” or the “Group”) is engaged in the development, production and marketing of information technology (“IT”) solutions and services. The Group operates in two reportable segments: IT Services and Proprietary Software Solutions. For a description of the segments see Note 15H.

The following table presents certain information regarding the control and ownership of Formula’s significant subsidiaries and material investments, as of the dates indicated:

Name of subsidiary:

	Percentage of ownership and control

	December 31, 2007	December 31, 2006

	%

Matrix IT Ltd. (“Matrix”)	50.13	50.26

BluePhoenix Solutions Ltd. (“BluePhoenix”) (formerly - “Crystal Systems Solutions Ltd.”)	*-	56.22

Magic Software Enterprises Ltd. (“Magic”)	51.26	50.01

NextSource Inc.	100.00	100.00

Sapiens International Corporation N.V. (“Sapiens”)	54.60	61.96

The above list consists only of active companies that are held directly by Formula.

* See note 2A

Accounting Principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) as applied in the United States.

F – 14

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

A.	Functional and Reporting Currency:

Beginning in 2007, the Company changed its functional currency from NIS to the United States dollar (“dollar”). This was done according to a change in economic and circumstance factors for the Company, as mentioned in financial accounting standards board statement No. 52 “foreign currency translation”. Prior to 2007, Formula operated primarily in the economic environment of the New Israeli Shekel (NIS) and its functional currency was the NIS. The functional currencies of Formula’s subsidiaries are the NIS and the dollar. Formula has elected to use the dollar as its reporting currency for all years presented.

Formula translates the financial statements of its subsidiaries whose functional currency is the NIS, into dollars, under the principles described in Financial Accounting Standards Board Statement No. 52. Assets and liabilities have been translated at period-end exchange rates. Results of operations have been translated at the exchange rate at the dates on which those transactions occurred or at an average rate. Formula presents differences resulting from translation under shareholders’ equity in the item accumulating other comprehensive income (loss).

The comparative figures for 2006 and 2005 have been measured under the assumption that formula’s functional currency was the NIS.

The financial statements of prior years of Formula and most of its subsidiaries whose functional currency is the NIS have been translated into dollars under the principles described in Financial Accounting Standards Board Statement No. 52, “Foreign Currency Translation”. Assets and liabilities have been translated at period-end exchange rates. The results of operations have been translated at the exchange rates on the dates on which the transactions occurred or at average exchange rates. Differences resulting from translation are presented under shareholders’ equity, in the item “accumulated other comprehensive loss”.

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

F – 15

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

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

Investments in non-marketable securities of companies in which the Company does not have the ability to exercise significant influence over operating and financial policy are recorded at cost. The Company accounts for investments in marketable equity securities and debt securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”). Marketable equity securities and debt securities that are classified as “trading” or as “available-for-sale” are reported at fair value.

Unrealized gains and losses from marketable securities classified as “available for sale” are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

Unrealized gains and losses from marketable securities classified as “trading” are reported in the statement of income.

Investments are periodically reviewed to determine whether other-than-temporary impairment in value has occurred, in which case the investment is written down to its fair value, Through the income statements.

F.	Provision for Doubtful Accounts:

The provision for doubtful accounts was calculated on the basis of specific receivables, where, in the opinion of Group management, doubt exists as to their collectability.

G.	Inventory:

Inventory is comprised of hardware and software.

Inventory is valued at the lower of cost or market value. Cost is determined on the “first in - first out” basis for hardware.

F – 16

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over their estimated useful lives. The following are the annual depreciation rates:

%

Computers and equipment	7-33

Motor vehicles	15

Buildings	2-4

Leasehold improvements	-*

*Over the term of the lease or the estimated useful life of the assets, whichever is shorter.

J.	Goodwill:

The Company applies Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires goodwill to be tested for impairment on an annual basis and more frequently in certain circumstances, and written down when impaired rather than being amortized. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless those lives are determined to be indefinite.

The Company has selected December 31st as the date on which it will perform its annual goodwill impairment test.

Goodwill related to equity method investees is not amortized (as of January 1, 2002 and thereafter) but the investment is tested for impairment under the provisions of APB 18.

As of December 31, 2007, 2006 and 2005, no impairment was required.

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

F – 17

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

K.	Software Development Costs (cont.):

Software development costs incurred before technological feasibility has been established are charged to the statement of operations as incurred, net of participation of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”).

Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is calculated according to the higher of the straight-line method over the remaining useful life of the product or based on the ratio of current gross revenues to current and anticipated future gross revenues. At present, amortization is computed under the straight-line method, mainly over a period of 3-5 years. During the year ended December 31, 2007, consolidated subsidiaries capitalized software development costs aggregating $6.2 million (2006 - $8.5 million, 2005 - $8.4 million) and amortized capitalized software development costs aggregating $6.4 million (2006 - $8.9 million, 2005 - $7.4 million).

Management estimates that the total capitalized costs do not exceed the net realizable value of the software product. In the event that unamortized software development costs exceed the net realizable value of the product, they are written down to net realizable value. As of December 31, 2007, no impairment was recorded.

L.	Other Intangible Assets:

Other intangible assets are comprised of customer’s related intangible assets and acquired technology and are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Customers and acquired technology are amortized over a period of 8 and 5-10 years, respectively. The Company reviews the useful life of its intangible assets annually.

M.	Impairment in Value of Long-Lived Assets:

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2007, impairment loss in the amount of $137 thousand has been identified. For the years ended December 31, 2006 and 2005, no impairment losses have been identified.

F – 18

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

N.	Severance Pay:

The Company’s liability for severance pay to its employees pursuant to Israeli law and employment agreements is covered in part by managers’ insurance policies, for which the Company makes monthly payments. The value of these policies is recorded as an asset in the Company’s balance sheet. The Company may only make withdrawals from the managers’ insurance policies for the purpose of paying severance pay. The severance pay liability is calculated on the basis of one month’s salary for each year of service, based on the most recent salary of each employee.

Pursuant to Section 14 of the Severance Compensation Law, 1963 (“Section 14”), certain employees of the Company who are subjected to this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company’s balance sheet.

The expenses in respect of severance pay for the years ended December 31, 2007, 2006 and 2005 were $9.3 million, $5.6 million and $6.4 million, respectively.

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

In addition, there are certain arrangements involving multiple elements such as software product, maintenance and support.

For these multiple elements, SOP 97-2 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor’s specific objective evidence (VSOE) for that element, and revenue is allocated to each component based on its fair value.

F – 19

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The VSOE for maintenance and support is established by the price charged on other time based consulting service contracts where no sale of other elements is involved. The revenue associated with the delivered elements is recognized using the residual method discussed above.

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

The Company generally does not grant a right of return to its customers. When a right of return exists, revenue is deferred until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

F – 20

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In light of past experience, Formula and its subsidiaries do not record any provision for warranties in respect of their products and services.

R.	Advertising Costs:

The Company records advertising expenses as incurred. Advertising costs were recorded on the amount of $5.1 million, $2.4 million, and $1.5 million in the years 2007, 2006, 2005 respectively.

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

F – 21

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In September 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. This interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48, on January 1, 2007

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

F – 22

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

W.	Concentration of Credit Risks - Allowance for Doubtful Accounts:

Most of the Group’s cash and cash equivalents and short-term investments as of December 31, 2007 and 2006 were deposited in Israeli, U.S. and European banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

Most of the Group’s sales are made in Israel and North America, to a large number of customers.

The Group’s trade receivables are derived from sales to large firm organizations located mainly in North America and Israel. The Group performs ongoing credit evaluations of its customers and has established an allowance for doubtful accounts based upon factors relating to the credit risk of specific customers and other information. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. From time to time, the Company sells certain of its accounts receivable to financial institutions, within the normal course of business.

SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS No. 140), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the sale of receivables to a financial institution.

The agreements, pursuant to which the Company sells its trade receivables, are structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company’s other assets, and presumptively puts the receivable beyond the legal reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (vi) eliminates the Company’s effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

Formula and its subsidiaries had no off-balance-sheet concentration of credit risk as of December 31, 2007.

The provision for doubtful accounts charged to general and administrative expenses amounted to $0.58 million, $1.3 million and $1.7 million in the years 2007, 2006 and 2005, respectively, and was determined for specific debts where doubt existed as to their collectability.

F – 23

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

X.	Options Granted to Employees:

On January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123 (revised 2004) (“FAS 123R”), “Share-Based Payment,” and Staff Accounting Bulletin No. 107 (“SAB 107”), which was issued in March 2005 by the SEC. FAS 123R addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for equity instruments of the Company. This statement requires that employee equity awards be accounted for using the grant-date fair value method. SAB 107 provides supplemental implementation guidance on FAS 123R, including guidance on valuation methods, classification of compensation expense, income statement effects, disclosures and other issues.

FAS 123R supersedes the Company’s previous accounting for its employee stock option plans using the intrinsic value-based method of accounting prescribed under Accounting Principles Board Opinion No. 25 (“APB 25”) and related interpretations. The Company elected to adopt the modified prospective transition method permitted by FAS 123R. Under such transition method, the new standard has been implemented from January 1, 2006, with no restatement of prior periods to reflect the fair value method of expensing share-based compensation.

The Company has expensed compensation costs, applying the accelerated vesting method, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, and previously presented in the pro forma footnote disclosures. Results for prior periods have not been restated as explained above. For the year ended December 31, 2007, the Company’s subsidiaries recorded stock-based compensation costs in the amount of $1.07 million. The total unrecognized compensation cost on employee stock options amounted to $2.4 million on December 31, 2007, and is expected to be recognized up to 5 years.

The Company issues stock options to its employees and directors and provides the right to purchase stock pursuant to approved stock option .. Prior to the adoption of FAS 123R, the Company elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Options Issued to Employees” and related interpretations (collectively “APB No. 25”), in accounting for its stock option plans. Under APB No. 25, when the exercise price of an employee stock option is less than the market price of the underlying stock on the date of grant, compensation expense is recognized.

F – 24

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

X.	Options Granted to Employees (cont.):

Compensation costs in respect of such plans in the net amounts of $70 thousand were charged to income in 2005. Had the compensation costs in respect of the Company’s plans been determined based on the fair value at the grant date, consistent with the method of SFAS 123 as amended by SFAS 148, the Company’s net income and earnings per share would have been decreased to the pro-forma amounts indicated below:

Year Ended December 31, 2005

(U.S. $ in thousands except per share amounts)

Net income from continuing operations, as reported	1,766

Add: Stock-based employee compensation expenses included in reported net income, net of related tax effects	70

Less: Total stock-based employee compensation expenses determined under the fair value based method for all awards, net of related tax effects	(3,180)

Pro-forma net income	(1,344)

Earnings per share from continuing operations:

Basic - as reported	0.14

Basic - pro forma	(0.10)

Diluted - as reported	0.14

Diluted - pro forma	(0.10)

Y.	Derivatives and Hedging:

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

F – 25

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Put options which were granted to minority interest during 2007 in a subsidiary have been measured in fair value pursuant to EITF 00-06 “Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary”. Changes in the fair value are reflected in the consolidated statements of operations as financial income or expense.

In addition, during 2007 the Company’s subsidiary engaged in Swap deal to exchange interest which was linked to the CPI. This Swap deal did not qualify as hedging instrument under SFAS 133. Changes in the fair value are reflected in the consolidated statements of operation as financial income or expense.

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

The fair value of the convertible debentures with a carrying value in the amount of $10.9 million as of December 31, 2007 according to the quoted price in the Tel-Aviv Stock Exchange (“TASE”) is $10.3 million.

AA.	Spin-off of the Investment in Formula Vision

In December 2006, the company spun-off its investment in Formula Vision to its shareholders. Formula Vision’s shares were distributed to the Company’s shareholders at a pro-rata basis. According to APB 29 the spin off was accounted as a decrease in the Company’s retained earnings and measured according to the book value of the investment as of the spin-off date (see also note 2E).

F – 26

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

AB.	Discontinued operations:

Under SFAS 144, when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations. The operations, assets and liabilities of the component have been eliminated from the Company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

AC.	Recently Issued Accounting Pronouncements:

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statements does not apply to accounting standard that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

On February 12, 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (the FSP). The FSP amends FASB Statement No. 157, Fair Value Measurements (Statement 157), to delay the effective date of Statement 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). For items within its scope, the FSP defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

The Company is currently evaluating the impact that this pronouncement may have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings.

F – 27

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

AC.	Recently Issued Accounting Pronouncements (cont.):

The Standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact that this pronouncement may have on its consolidated financial statements.

On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces SAB 107, “Share-Based Payment”. SAB 110 expresses the views of the SEC staff regarding the use of “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123 (R), “Share-Based Payment”. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option.

The use of the “simplified” method, which was first described in staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method” for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available.

The adoption of SAB 110 will impact the consolidated financial statements since the Company’s subsidiary uses the “simplified” method in developing an estimate of the expected term on its share options.

In December 2007, the FASB issued SFAS 141(R), Business Combinations. This Statement replaces SFAS 141, Business Combinations, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any non controlling interest in the acquire at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the non controlling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the non controlling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the non controlling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, Accounting for Income Taxes, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the business combination or directly in contributed capital, depending on the circumstances.

F – 28

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

AC.	Recently Issued Accounting Pronouncements (cont.):

It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

The Company is currently evaluating the impact that this pronouncement may have on its consolidated financial statements.

In December 2007, the FASB issued SFAS 160, No controlling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the no controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a no controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the no controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the no controlling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the no controlling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008.

The Company is currently evaluating the impact that this pronouncement may have on its consolidated financial statements.

Note 2 – Certain Transactions:

A.

In June, 2007 the company sold its entire holdings in BluePhoenix, for consideration of approximately $64 million. The company recognized approximately $18 million in capital gains upon completion of the sale of ordinary shares. This gain is presented in the income statement as income from discontinued operation.

F – 29

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (Cont.):

B.

On December 30, 2007, the Company’s subsidiary, Magic, sold its wholly-owned subsidiary, Advanced Answers on Demand Holding Corporation, or AAOD, a Florida corporation that develops and markets application software targeted at the long-term care industry, to Fortissimo Capital for $17 million. Fortissimo paid Magic $1 million of the sale price in December 2007 and the remaining $16 million in March 2008. As a result of this sale, the Company recorded a net gain of approximately $9.3 million; this gain is presented in the income statement as an income of discontinued operation. In addition, as part of the transaction, Magic entered into a three years license agreement with AAOD according to which AAOD will continue to sell Magic’s products, as an OEM partner, in consideration for $3 million, to be paid quarterly over three years starting in 2008.

C.

On August 19, 2007, the Company’s subsidiary, Matrix, completed an offering of non-convertible debentures in an aggregate principal amount of approximately $62 million (NIS 250 million). The debentures were sold to institutional and other investors in Israel. The debentures bear an interest at an annual rate of 5.15%. The principal will be paid in four equal annual installments on December 31 of each of the years 2010 through 2013. The principal and interest are linked to the Israeli consumer price index. On February 21, 2008, Matrix listed the debentures for trading on the TASE.

D.

In June 2007, the Company’s subsidiary, Sapiens, entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders’ fees and out of pocket expenses), $6.5 million of which was by Formula. Sapiens issued to the investors an aggregate of 6,666,667 common shares (of which 2,166,666 common shares were issued to Formula), at a price per share of $3.00 which reflected a premium of approximately 25% above the trading price of Sapiens’ common shares (as of the date Sapiens’ board of directors approved the investment).

F – 30

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (Cont.):

E.	(cont.):

In December, 2006, the Company spun-off Formula Vision. Therefore, Formula Vision is no longer a subsidiary of the Company. The spin-off was affected by way of distributing the 36,696,000 Formula Vision shares owned by Formula (then representing approximately 57% of the outstanding Formula Vision shares) to Formula’s shareholders on a pro-rata basis. The Formula Vision shares were distributed at a ratio of 2.78 Formula Vision shares for each outstanding Ordinary Share held at the close of the trade on December 14, 2006, the record date, subject to withholding taxes.

F.

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

In February 2001, the management decided to discontinue the operations of eZone. During the same period, Sapiens agreed to a partial exercise of Investors’ put option, resulting in a payment to them of $4.5 million.

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

F – 31

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (Cont.):

F.	(cont.):

In May 2005, Sapiens entered into an agreement with the Investors regarding the payment of the remaining $4.0 million due to the investors, pursuant to the March 2004 agreement between Sapiens and the Investors. Sapiens agreed to pay $2.0 million on May 2, 2005, $1.0 million by April 1, 2006 and $1.0 million by August 1, 2006. The investors may, at their sole discretion, convert all or any portion of the $1.0 million payable on August 1, 2006 into Sapiens common shares, at a conversion price per each share of $3.20. In addition, the interest to be paid on the outstanding principal amount was changed to LIBOR plus 2.5%. The first installment of $2.0 million was paid as required at the beginning of May 2005.

In August 2006, Sapiens entered into an agreement with the Investors whereby the Investors converted the $1.0 million payment that was due on April 1, 2006 into 781,250 of Sapiens common shares and the payment of the $1.0 million payment due on August 1, 2006 was delayed to August 1, 2007. In August 2007, Sapiens repaid the remaining outstanding balance of $ 1.0 million due to the investors, per the agreement described above.

G.

In March 2005, Formula completed a private placement of 2,400,000 Formula shares for an aggregate consideration of $33 million. The shares were issued to FIMGold LP, an entity owned in equal shares by Dan Goldstein (Formula’s CEO and chairman of the board - at that time) and FIMI Opportunity Fund. Concurrently with the closing of the private placement, Dan Goldstein sold to FIMGold LP all of his holdings in Formula and Formula Vision. Following these transactions, FIMGold LP held 33.3% controlling interest in Formula and approximately 24% interest in Formula Vision.

Note 3 – Short-term Investments:

A.	Comprise:

	Interest rate
		December 31,
	December 31,
	2007	2007	2006

	%	(U.S. $ in thousands)

Trading securities	-	31,700	6,635

Available-for-sale securities	-	8,487	8,327

Short-term deposits	1.2	89	69

Total		40,276	15,031

F – 32

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Short-term Investments (Cont.):

B.	The following is a summary of marketable securities which are classified as available-for-sale:

	December 31,

	2007			2006

	(U.S. $ in thousands)

	Amortized cost	Unrealized gains (losses)	Market value	Amortized costs	Unrealized losses	Market value

Available-for-sale:

Government debentures	1,216	58	1,274	1,641	(15)	1,626

Marketable securities *	1,545	-	1,545	3,646	-	3,646

Commercial debentures	5,392	74	5,466	2,855	(30)	2,825

Equity funds	249	(47)	202	249	(19)	230

Total available-for-sale marketable securities	8,402	85	8,487	8,391	(64)	8,327

In 2007, the Company recorded proceeds from sales of marketable securities on the amount of $721 thousand and related losses of $17 thousand in financial income, net.

Since the Company has the ability and intent to hold these investments until a recovery of fair value, the Company does not consider these investments to be other than temporarily impaired as of December 31, 2007. In addition, these securities have been in a continuous unrealized losses position for a period not more than 12 months.

* In 2007, the Company recorded impairment charges in the amount of $1.7 million.

The estimated fair value of available-for-sale investments as of December 31, 2007 by contractual maturity, are as follows:

	December 31,

	2007		2006

	(U.S. $ in Thousands)

	Cost	Market value	Cost	Market value

Available-for-sale debt securities:

Matures in one year	3,273	3,272	679	670

Matures in one to five years	2,731	2,826	3,218	3,182

Matures in more than five years	604	642	605	599

	6,608	6,740	4,502	4,451

F – 33

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Loans and Other Investments:

Comprise:

			December 31,

	Interest rate	Linkage basis	2007	2006

	%		(U.S. $ in thousands)

Cost of shares (1)			1,090	62

Long-term prepaid expenses			1,612	208

Restricted deposit	4.3-6	Dollar	400	2,907
Restricted deposit	-	Unlinked	1,040	-
Deposit	0-6	Dollar	10,473	123
Deposit	-	CPI	234	162
Deposit	0-3	Yen	-	378
Deposit	-	Euro	-	3
Deposit	-	GBP	-	18

			12,147	3,591

Total			14,849	3,861

(1)	In 2007 impairment losses on cost investments have been identified in the amount of $512 thousand. In 2006 no impairment losses on cost investment was identified.

Note 5 – Investments in Affiliates:

A.	The investments are composed and presented as follows:

	December 31,

	2007	2006

	(U.S. $ in thousands)

Investment in shares:

Cost	4,369	557

Goodwill and allocated original excess cost *	(265)	(205)

Net asset value as of acquisition date	4,104	352

Equity in post-acquisition undistributed retained earnings , net	(577)	163

Net asset value as of the balance sheet date	3,527	515

Balance of goodwill	265	205

Total	3,792	720

*	Beginning on January 1, 2002, the investment is being tested for impairment on an annual basis rather than amortizing the goodwill as required by previous accounting standards (see Note 1J).

F – 34

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Investments in Affiliates (Cont.):

B.	Following are details relating to the financial position and results of operations of affiliates in the aggregate:

	December 31,

	2007	2006

	(U.S. $ in thousands)

Total assets	16,556	6,592

Total liabilities	6,487	346

Net (loss) income	(2,037)	64

Note 6 – Property and Equipment, net:

Comprise:

	December 31,

	2007	2006

	(U.S. $ in thousands)

Cost:
Computers and equipment	52,603	50,721
Motor vehicles	1,015	1,052
Buildings	10,597	10,034
Leasehold improvements	8,196	7,025

	72,411	68,832

Accumulated Depreciation:
Computers and equipment	45,294	43,828
Motor vehicles	705	655
Buildings	4,822	3,914
Leasehold improvements	5,796	4,514

	56,617	52,911

Depreciated balance	15,794	15,921

Depreciation expenses totaled $4.3 million, $4.7 million and $4.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

See Note 12B with respect to pledges.

F – 35

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Goodwill:

The changes in the carrying amount of goodwill for the year ended December 31, 2007 and 2006 are as follows:

U.S. $ in thousands

Balance as of January 1,2006	95,858

Acquisition of additional interest in subsidiaries	1,406

Realization and decrease in shareholding percentage	(638)

Acquisition of newly-consolidated subsidiaries	3,364
Foreign currency translation adjustments	4,283
Balance as of December 31, 2006	104,273
Acquisition of additional interest in subsidiaries	4,206
Realization and decrease in shareholding percentage	(5,925)
Acquisition of newly-consolidated subsidiaries	10,281
Foreign currency translation adjustments	6,179

Balance as of December 31, 2007	119,014

Note 8 – Other Assets, Net:

Comprised as follows:

		December 31,

		2007	2006

		(U.S. $ in thousands)

A.	Original amounts:

	Capitalized software development costs	101,604	89,780
	Deferred expenses and others	15,793	14,032
	Deferred tax asset	11,437	7,047

		128,834	110,859

	Accumulated amortization:
	Capitalized software development costs	74,461	64,831
	Deferred expenses and others	11,327	8,078

		85,788	72,909

	Total	43,046	37,950

B.	Amortized expenses totaled $7.7 million, $9.9 million and $9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

As for impairments of software development cost, see Note 1K.

F – 36

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Other Assets, Net (Cont.):

C.	Estimated deferred expenses and other intangible assets amortization for the years ended:

December 31,	(U.S. $ in thousands)

2008	1,310
2009	901
2010	403
2011	403
2012 and thereafter	1,449

Note 9 – Liabilities to Banks and Others:

A.	Composition:

	December 31, 2007	Linkage basis	Long-term liabilities	Current maturities	Total long-term liabilities net of current maturities	Total long-term liabilities net of current maturities

	Interest rate		December 31, 2007			December 31, 2006

	%		(U.S. $ in thousands)			(U.S. $ in thousands)

	6.1-6.6	Dollar	56	-	56	95
	4.3-5	CPI	552	552	-	492
	5.5	NIS	31,866	9,118	22,748	58,106
	2.2-5.7	Other	1,361	1,044	317	575
	-	Unlinked	564	-	564	-

Total			34,399	10,714	23,685	59,268

B.	Maturity Dates:

	December 31,

	2007	2006

	(U.S. $ in thousands)

First year (current maturities)	10,714	17,684
Second year	7,653	15,410
Third year	6,642	19,330
Fourth year	6,250	24,401
Fifth year	3,140	127

Total	34,399	76,952

C.	For details of liens, guarantees and credit facilities see Note 12.

F – 37

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Debentures:

Comprised as follows:

			December 31,

			2007	2006
		Interest rate
	Linkage		(U.S. $ in thousands)

Debentures	CPI	5.2%	65,452	-

Convertible debenture:
Par value	Dollar	6.0%	11,497	19,508
Embedded derivatives, net *)			1,366	1,135
			(966)	(** )

Deemed discount, net *)				(1,947)

			77,349	18,696

Less - debentures purchased by one of the Company’s subsidiaries			(1,945)	(2,521)

Warrants (Series 1)			-	71

Less - current maturities of debentures			(3,524)	(4,450)

			71,880	11,796

*)	Amortization of the deemed discount and the changes in the fair value of embedded derivatives charged to expenses were $911 and $254 thousand for 2007 and 2006, respectively.

**)	The amounts were reclassified to conform the current year presentation.

The Company’s subsidiary Sapiens’ convertible debentures, warrants and options are traded only in the TASE. Any Common shares issued upon conversion of the Debentures (Series A) or exercise of the Warrants (Series 1) will be traded on both TASE and NASDAQ. The offering was made to the public in Israel only in accordance with Israeli securities laws. It was not open to persons residing in the United States or to other U.S. persons (other than distributors). The securities offered have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under such Act or an applicable exemption from registration.

Pursuant to an evaluation of the terms of the agreement under the provisions of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In a Company’s Own Stock” (“EITF 00-19”), Sapiens has classified all the above derivative financial instruments issued in connection with issuance of the convertible debentures, Warrants and Options as liabilities.

F – 38

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Debentures (cont.):

The conversion features and the floor rate to the dollar payments were evaluated under FAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), and EITF 00-19, and were determined under EITF 00-19 to have characteristics of liabilities and therefore derivative liabilities under FAS 133. Each reporting period these derivatives liabilities are marked to market with the non cash gain or loss recorded in the period. On December 31, 2007, the aggregate derivatives liabilities were $1,143. The valuation of the embedded derivatives is determined by the Black and Scholes model and the Lattice model.

Amounts allocated to the Options (Series A) and the Warrants (Series 1) are accounted for as liabilities, in accordance with EITF 00-19, and are marked to market, based on their fair values in the TASE at each reporting date, against financial income (expense).

In August, 2006 Sapiens modified the terms of the first payment of the Debentures (Series A) that was due in December, 2006 as follows: (a) 50% of the first payment amount, approximately $2.4 million, will be deferred to December 5, 2009 (the last day of payment of the principal on the debentures), and (b) with respect to other 50% of the first payment amount, Sapiens can choose from the following alternatives, in its sole discretion: (1) to convert such amount on December 5, 2006 into Sapiens’s Common shares, at a conversion price per share of $1.28, which reflects the average closing price for the 10 day period prior to July 17, 2006, or (2) to pay the approximately $2.4 million amount to the debenture holders.

On December 5, 2006, an amount of approximately $2.4 million was paid to the debenture holders.

The modification of the terms of the first payment of the Debentures (Series A) was accounted for in accordance with FAS 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”. Accordingly, Sapiens calculated the new effective borrowing rate of the debt, which affected the amortization rate of the unamortized discount and unamortized issuance expenses as of the date of the restructuring.

In June 2007, Sapiens re-purchased an aggregate amount of NIS 15 millions nominal value, representing approximately $3.5 million of the outstanding debentures that were retired and removed from circulation on the TASE.

On December 5, 2007, an amount of approximately $4.4 million was paid to the debenture holders, representing the second payment of the Debentures (Series A).

F – 39

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Employee Option Plans in Subsidiaries:

A.	Certain public subsidiaries granted options to their employees to purchase shares in the respective companies.

The options were mainly granted during the years 1999-2007. In general, the options are exercisable 2-3 years after the date of grant and expire 7-10 years after grant. Most of the options were granted as part of plans that were adopted in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance, which stipulate, inter alia, that the subsidiaries will be able to claim the benefit that was charged to the employees as an expense for tax purposes, if and when the employees become liable for tax on the benefit mentioned above. For further information with respect to expenses relating to the benefit to the employees, and additional disclosure required by FAS 123R, see Note 1X.

B.	The following table is a summary of the status of option plans in Magic as of December 31, 2007, 2006 and 2005:

	Year ended December 31, 2007		Year ended December 31, 2006		Year ended December 31, 2005

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

		$		$		$

Options outstanding at the beginning of the year	2,352,632	2.52	3,061,216	2.62	2,513,237	2.95
Granted	1,773,332	1.78	62,000	1.69	820,028	1.70
Exercised	(218,205)	1.18	(253,346)	1.11	(80,604)	1.04
Forfeited	(234,231)	2.98	(517,238)	3.41	(191,445)	3.54

Outstanding at the end of the year	3,673,528	2.22	2,352,632	2.52	3,061,216	2.62

Exercisable at the end of the year	2,407,532	2.22	2,290,032	2.54	3,061,216	2.62

Weighted average fair value of options granted during the year *		1.31		1.7		1.1

*

The fair value of each option granted is estimated on the date of grant, using the binomial model for the year 2007 and the Black-Scholes Option Valuation Model for the years 2005-2006 with the following weighted-average assumptions for each of the three years in the period ended December 31, 2007, 2006 and 2005: expected volatility of 51-73%, 64%, and 80%, respectively; risk-free interest rates of 3.46%-5.05%, 4.7% and 3.9% respectively; dividend yields of 0% for each year, and a weighted average expected life of the option of 2.48-3 years, 5 years and 5 years, respectively.

F – 40

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Employee Option Plans in Subsidiaries (cont.):

B.	(cont.):

The options outstanding as of December 31, 2007, have been separated into ranges of exercise price categories, as follows:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2007	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2007	Weighted Average Exercise Price

$		Years	$		$

0-1	494,887	8	0.25	494,887	0.25
1-2	1,542,956	7	1.56	1,034,956	1.36
2-3	878,000	9	2.37	120,004	2.37
3-4	402,470	6	3.8	402,470	3.81
4-5	193,004	6	4.12	193,004	4.12
5-6	128,000	6	5.95	128,000	5.95
6-7	711	2	6.14	711	6.14
10-11	24,500	2	10.16	24,500	10.16
18-19	9,000	2	18.79	9,000	18.79

	3,673,528			2,407,532

C.	The following is a summary of the status of option plans in Matrix as of December 31, 2007 and 2006 and changes during the years then ended:

	Year ended December 31, 2007		Year ended December 31, 2006		Year ended December 31, 2005

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

		$		$		$

Options outstanding at the beginning of the year	2,949,291	1.625	5,203,659	1.588	6,031,380	1.8
Granted	2,050,000	3.437	-	-	530,800	1.710
Exercised	(1,995,730)	1.68	(2,219,136)	1.54	(1,329,302)	1.434
Forfeited	(35,580)	1.564	(35,232)	1.524	(29,219)	1.410

Outstanding at the end of the year	2,967,981	3.08	2,949,291	1.625	5,203,659	1.588

Exercisable at the end of the year	1,217,981	1.72	2,949,291	1.625	5,180,707	1.588

Weighted average fair value of options granted during the year *		1.3		-		-

*

The fair value of options granted in 2007 is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants: expected volatility: 24% - 25%; risk-free interest rate (in NIS terms) of 5.3%-5.5% and expected life: 3-3.5 years.

F – 41

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Employee Option Plans in Subsidiaries (cont.):

C.	(cont.):

The following table summarizes information in respect of options outstanding as of December 31, 2007:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2007	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2007	Weighted Average Exercise Price

$		Years	$		$

1.584	479,141	2.55	1.584	479,141	1.584
1.811	738,840	3.34	1.811	738,840	1.811
4.027	1,750,000	4	4.027	-	-

	2,967,981			1,217,981

F – 42

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Employee Option Plans in Subsidiaries (cont.):

D.	The following is a summary of the status of options plans in Sapiens as of December 31, 2007, 2006 and 2005 and changes during the years then ended:

	Year ended December 31, 2007		Year ended December 31, 2006		Year ended December 31, 2005

	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

		$		$		$

Options outstanding at the beginning of the year	**2,441,050	4.68	** 2,812,212	5.54	** 1,640,871	9.05
Changes during the year:
Granted	691,000	2.39	20,000	1.33	1,608,200	2.61
Exercised	(29,569)	2.35	-	-	(19,500)	-
Forfeited	(276,581)	5.53	(391,162)	10.76	(417,359)	8.31

Options outstanding at the end of the year	**2,825,900	4.01	** 2,441,050	4.68	**2,812,212	5.54

Options exercisable at year-end	2,130,900	4.58	2,437,050	4.7	2,812,212	5.54

Weighted-average fair value of options granted during the year*		4.63		0.68		1.32

*

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumption: Dividend yield of 0% for all years; expected volatility: 2007 - 89%, 2006 - 67%, 2005 - 83%, risk-free interest rate 2007 - 4.2%, 2006 - 6%, 2005 - 4.4% and expected life: 2007 - 6.25% years, 2006 - 6.25 year and 2005 - 6.9 years.

**	Including 14,000, 59,000 and 62,300 options which were reprised to zero in 2005, as of December 2007, 2006 and 2005, respectively.

F – 43

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Employee Option Plans in Subsidiaries (cont.):

E.	The following table summarizes information in respect of options outstanding as of December 31, 2007:

	Options Outstanding			Options Exercisable

Range of Exercise Price	Number Outstanding at December 31, 2007	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2007	Weighted Average Exercise Price

$		Years	$		$

0	14,000	0.83	0	14,000	0
1.14-1.86	458,000	7.22	1.65	325,000	1.74
2.00-2.63	540,450	8.05	2.31	228,450	2.31
3.00	1,250,000	8.17	3.00	1,000,000	3.00
3.28-3.75	30,900	2.34	3.73	30,900	3.73
4.06-5.15	332,950	2.53	4.24	332,950	4.24
5.25-5.70	116,450	1.28	5.49	116,450	5.49
16.875-34.375	46,550	1.31	31.75	46,550	31.75
43.13-45.00	20,000	1.81	44.89	20,000	44.89
61.25-69.375	16,600	1.92	67.71	16,600	67.71

	2,825,900			2,130,900

F – 44

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Commitments and Contingencies:

A.	Commitments:

Some of the Company’s subsidiaries have commitments to the Chief Scientist and to the Marketing Promotion Fund, to pay royalties at a rate of 3%-3.5% of the proceeds from the sale of software products which were developed with the assistance of the Chief Scientist and marketed with the assistance of the Marketing Promotion Fund. The amount of royalties is limited to 100%-150% of the amount received. The subsidiaries are only obliged to repay the grants received from the Office of the Chief Scientist if revenue is generated from the sale of the said software products.

The balance of the contingent liability in respect of the aforesaid, amounted to approximately $10 million as of December 31, 2007.

B.	Liens:

	1.	Some of the subsidiaries have liens on leased vehicles, leased equipment and other assets in favor of the leasing companies.

	2.	Some of the subsidiaries have given floating charges in favor of banks and other financial institutions.

C.	Guarantees:

1.

Subsidiaries have provided bank guarantees in the amount of approximately $12.1 million as security for the performance of various contracts with customers. If the subsidiaries were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

2.

Subsidiaries have provided bank guarantees in the amount of $1.3 million as security for rent to be paid for their offices. If the subsidiaries were to breach certain terms of their lease, the leaser could demand that the banks providing the guarantees pay amounts claimed to be due.

F – 45

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Commitments and Contingencies (cont.):

D.	Others:

In connection with credit facilities of subsidiaries, these subsidiaries have entered into agreements with various banks. Accordingly, the subsidiaries committed, among other things:

	a.	To maintain certain financial ratios.

	b.	Not to grant a security interest in all or substantially all of their respective assets.

E.	Legal Proceedings:

Lawsuits have been submitted against certain subsidiaries in the ordinary course of business. The group followed SFAS No. 5, and recorded provision where it was appropriate.

F.	Lease Commitments:

The following are details of the future minimum lease commitments of office equipment, office space and motor vehicles under non-cancelable operating leases as of December 31, 2007:

U.S. $ in thousands

2008	19,637
2009	13,282
2010	6,801
2011	2,045
2012 and thereafter	341

42,106

Rent expenses for the years ended December 31, 2007, 2006 and 2005, were approximately $24 million, $20 million and $19 million, respectively.

Most of the building leases will expire by 2010.

F – 46

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Shareholders’ Equity:

A.	Share Capital Authorized, Issued and Outstanding:

	December 31, 2007			December 31, 2006

	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding

	NIS	NIS	NIS	NIS	NIS	NIS

Ordinary shares, NIS 1 par value each	25,000,000	13,224,780	13,200,000	25,000,000	13,224,780	13,200,000

	1.	Formula’s shares are traded in the TASE and through ADSs, each representing one ordinary share of NIS 1 par value, quoted on the NASDAQ Global Market in the United States.

	2.	In 2002, Formula repurchased 324,780 of its ordinary shares in the open market for an aggregate of $3.4 million. In 2003, Formula sold 300,000 of its ordinary shares for an aggregate of $4.8 million.

	3.	In March 2005, Formula completed a private placement of 2,400,000 Formula shares for an aggregate consideration of $33 million.

B.	Details of Share Options Granted to Employees:

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

The following is a summary of the status of Formula’s option plans as of December 31, 2005 and for the year then ended:

	Year ended December 31, 2005

		Weighted Average Exercise Price
	Number of
	Options	$

Outstanding options at the beginning of the year	64,500	30.8

Changes during the year:

Expired and forfeited	(64,500)	-

Outstanding options at the end of the year	-	30.8

Exercisable options at the end of the year	-	30.8

C.	On June 1, 2005, Formula declared and distributed a cash dividend in the amount of $50.2 million.

See also note 2E.

F – 47

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Taxes on Income:

A.	Tax Laws in Israel:

	1.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter - the “Law”):

Some operations of certain subsidiaries have been granted the status of an “Approved Enterprise” under the Law. According to the provisions of the Law, the subsidiaries have elected the “alternative benefits” program and as such are entitled to receive certain tax benefits including accelerated depreciation of fixed assets in the investment programs as well as a full tax exemption on undistributed income that is derived from the portion of the Company and its subsidiaries’ facilities granted approved enterprise status, for a period of 10 years or a full tax exemption for a period of 6 years and reduced tax rates of 10%-25% (based on the percentage of foreign ownership in each taxable year) for an additional period of up to 4 years. The benefits commence with the date on which taxable income is first earned. The period of tax benefits detailed above is subject to a limit of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above Law, regulations published thereafter and the certificates of approval for the specific investments in an “Approved Enterprise”. In the event of failure to comply with these conditions, the benefits may be canceled and the subsidiary may be required to refund the amount of the benefits, in whole or in part, including interest.

The tax-exempt income attributable to an “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If this net retained tax-exempt income is distributed in a manner other than in the complete liquidation of the company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently 25% of the gross dividend).

The subsidiary does not anticipate paying dividends in the foreseeable future. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company’s “Approved Enterprises”.

F – 48

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Taxes on Income (Cont.):

A.	Tax Laws in Israel (cont.):

	1.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter - the “Law”) (cont.):

Income from sources other than the “Approved Enterprise” during the period of benefits will be taxable at regular corporate tax rates.

An amendment to the Law, effective April 1, 2005 (the “Amendment”) changed certain provisions of the Law. The Amendment allowed tax benefits to be awarded pursuant to the Law so that companies no longer require Investment Center pre-approval in order to qualify for tax benefits. The subsidiaries existing Approved Enterprises will generally not be covered by the Amendment. As a result of the Amendment, where the benefits from tax-exempt income pursuant to the new regime, any such tax-exempt income generated will be subject to taxes on its distribution or upon liquidation of the subsidiary.

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

F – 49

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Taxes on Income (Cont.):

A.	Tax Laws in Israel (cont.):

	4.	Tax Rates Applicable to Income in Israel:

On July 25, 2005, the Law for Amendment of the Income Tax Ordinance (Amendment No.147) became effective. Pursuant to this amendment, the income tax applicable to Israeli companies will be gradually reduced from 34% in 2005 to 25% in 2010 and henceforth.

	5.	Changes in the tax laws applicable to the Company:

During February 2008, the “Knesset” (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

F – 50

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Taxes on Income (cont.):

B.	Subsidiaries outside Israel:

Subsidiaries that are not an Israeli resident are taxed in the countries in which they are resident, according to the tax laws in those countries.

C.	Cumulative Tax Losses:

The Company and its subsidiaries have cumulative operating losses for tax purposes as of December 31, 2007 totaling approximately $193.3 million, of which $164.6 million is in respect of Companies in Israel (December 31, 2006 - $190.8 million), and approximately $28.7 million in respect of companies abroad (December 31, 2006 - $31.5 million). The likelihood of the utilization of most of these losses in the future is low. Therefore, the company recorded a valuation allowance against the deferred taxes attributed to the operating losses carried forward.

D.	Income Tax Assessments:

In 2007, Formula paid approximately $250 thousand, as taxes for the years 2001-2004, after reaching an agreement with the Israeli tax authorities for those years.

E.	Deferred Taxes:

	1.	Composition:

	December 31,

	2007	2006	2005

	(U.S. $ in thousands)

Net operating losses carried forward	55,164	67,969	54,156

Software development costs	266	239	71

Allowances and reserves	4,351	3,447	2,883

Adjustments to cash basis	(3,276)	-	-

	56,505	71,655	57,110

Valuation allowance	(45,635)	(62,486)	(50,297)

Total	10,870	9,169	6,813

Most of the valuation allowances for which the Company and its subsidiaries were provided, are against the deferred tax assets in respect of tax losses carry forward. As a result, most of the valuation allowance is long-term.

F – 51

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Taxes on Income (cont.):

E.	Deferred Taxes (cont.):

	2.	Presentation in balance sheets:

	December 31,

	2007	2006

	(U.S. $ in thousands)

Stated in current assets	2,709	2,579

Stated in other assets	11,437	7,047

Stated in long term liabilities	(3,276)	(457)

Total (included in balance sheets)	10,870	9,169

F.	Income before Taxes on Income:

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

Domestic	15,452	11,244	9,025

Foreign	9,262	(3,185)	(2,857)

Total	24,714	8,059	6,168

G.	Taxes on Income Included in Statements of Operations:

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

Current taxes:

In Israel	3,767	4,459	3,364

Abroad	692	645	596

	4,459	5,104	3,960

Taxes in Israel in respect of prior years	(468)	(44)	8

Deferred taxes, net	(2,058)	(1,294)	679

Total	1,933	3,766	4,647

F – 52

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Taxes on Income (cont.):

H.	Theoretical Tax:

The following is reconciliation between the theoretical tax expense, assuming that all income was taxed at ordinary tax rates, and the actual income tax expense, as recorded in the statement of operations:

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

Income before taxes on income, as per the statement of continuing operations	24,714	8,057	6,168

Statutory tax rate in Israel	29%	31%	34%

Theoretical tax expense	7,167	2,498	2,097

Additional tax (tax savings) in respect of:

Non-deductible expenses	705	1,218	978

Tax-exempt income ,change in tax rate and reduced tax rates in companies which have approved enterprises	172	(556)	387

Losses (utilization of losses) and temporary differences for which deferred taxes were not recorded, net	(4,837)	(1,200)	(759)

Write off of deferred taxes and tax advances	885	2,494	1,797

Taxes in respect of previous years	(468)	(40)	145

Effect of the Inflationary Adjustments Law	(1,726)	(398)	(14)

Other	35	(250)	16

Taxes on income as per the statement of operations	(1,933)	(3,766)	(4,647)

Effective tax rate - in %	7.82%	46.7%	75.3%

I.	Uncertain tax positions:

The Company and its subsidiaries adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) on January 1, 2007. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination.

F – 53

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14 – Taxes on Income (cont.):

I.	Uncertain tax positions (cont.):

A reconciliation of the beginning and ending amount of total unrecognized tax benefits in the Company’s subsidiaries, Magic and Sapiens, is as follows:

(U.S. $ in thousands)

Balance as of January 1, 2007	830

Increases related to current year tax positions	50

Settlements	(150)

Balance as of December 31, 2007	730

The impact of adopting FIN 48 is estimated in the amount of $430 thousand on the Company’s retained earnings and $400 thousand on minority interest.

Note 15 – Supplementary Financial Statement Information:

Balance Sheet:

A.	Other Current Assets:

Composition:

	December 31,

	2007	2006

	(U.S. $ in thousands)

Government departments	5,500	5,179

Employees (1)	432	350

Prepaid expenses and advances to suppliers	8,313	5,223

Deferred taxes	2,709	2,579

Debtors from a sale of subsidiary	16,000	-

Other	1,868	4,251

Total	34,822	17,582

(1)	Some of these balances are linked to the CPI, and bear interest at an annual rate of 4%.

F – 54

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Supplementary Financial Statement Information (cont.):

B.	Liabilities to Banks and Others:

Composition:

	December 31, 2007		December 31,

	Interest rate		2007	2006
		Linkage basis
	%		(U.S. $ in thousands)

Bank overdraft	5.6-6.6	Unlinked	1,175	5,166

Short-term bank loans	5.4-5.7	Unlinked	4,731	8,835

Short-term bank loans	6.4-7.2	Dollar	8,150	4,570

Short-term bank loans	5.5-6	Euro	1,479	3,184

Short-term bank loans	5.25	Other	705	975

Current maturities of long-term loans from banks			10,714	17,684

Total			26,954	40,414

C.	Other Accounts Payable:

Composition:

	December 31,

	2007	2006

	(U.S. $ in thousands)

Employees and other wage and salary related liabilities	30,586	20,184

Government departments	8,810	9,889

Prepaid income and customer advances	20,908	19,350

Accrued expenses and other current liabilities	12,768	7,544

Total	73,072	56,967

D.	Restructuring and Non-Recurring Costs:

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

Wages and related expenses	-	1,882	1,455

Expenses relating to closing of branches	-	1,029	-

Total	-	2,911	1,455

Restructuring expenses were recorded by consolidated companies and relate to the proprietary software products segment. These companies announced the adoption of a restructuring plan in order to reduce expenses and improve organizational and business efficiency.

F – 55

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Supplementary Financial Statement Information (cont.):

E.	Financial Expenses, Net:

Composition:

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

Financing income	6,898	6,310	14,116
Financing costs related to long-term credit	(6,795)	(6,446)	(6,792)
Financing costs related to short-term credit and others	(3,083)	(4,816)	(9,948)
Gain (loss) from marketable securities ,net.	(830)	292	565

Total	(3,810)	(4,660)	(2,059)

F.	Other Expenses, Net:

Composition:

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

Gain on sale of fixed assets, net	7	9	16
Impairment of fixed assets	(137)	-	-
Impairment in value of cost based investment	(512)	(423)	-
Other	(108)	(688)	(357)

Total	(750)	(1,102)	(341)

G.	Gain on Realization of Shareholdings, Net:

Composition:

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

Loss from sale and decrease in shareholding percentage in Magic	(107)	(117)	(48)

Gain (loss) from sale and decrease in shareholding percentage in Matrix	(275)	(395)	3,357

Gain from sale and decrease in shareholding percentage in Tiltan	202	1,547	-
Capital gain (loss) from realization of Matrix One	-	2,485	(102)

Gain from sale and decrease in shareholding percentage in Sapians	2,049	-	-
Gain on realization of other investments	170	204	(15)

Total	2,039	3,724	3,192

F – 56

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – Supplementary Financial Statement Information (cont.):

H.	Operating Segments:

The Company operates in two reportable business segments: IT Services and proprietary software solutions.

Software Services:

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

Proprietary Software Products:

The Group designs, develops and markets proprietary software solutions for sale in selected niche markets worldwide. The following is a list of the proprietary software solutions that are marketed by the Group:

Modernization solutions, Magic-technology, Magic eMerchant, solutions for law enforcement, application software for long term care industry, car rental solutions, solutions for banking and finance, solutions for telecommunications, CRM systems, Sapiens eMerge, re-engineering and AppBuilder and solutions for the insurance industry.

All of the Company’s subsidiaries, including IT services companies and proprietary software solutions companies, recognize revenues from the delivery of software services, and most of them recognize revenues in both revenue categories. The Company’s subsidiaries were classified into the following categories in accordance with the category in which most of the revenues of each subsidiary were earned.

The following is a list of the companies included in each operating segment, as of December 31, 2007:

Software Services: Matrix IT Ltd. NextSource Inc.

Proprietary Software Products: Magic Software Enterprises Ltd. Sapiens International Corporation N.V.

F – 57

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – Supplementary Financial Statement Information (cont.):

H.	Operating Segments (cont.):

The Company evaluates the performances of each segment, software services and proprietary software products, based on operating income/loss. Headquarters and finance expenses are allocated proportionally between the segments:

	Software Services	Proprietary Software Products	Total

	(U.S. $ in thousands)

Revenues:

2007	392,527	100,823	493,350

2006	322,629	96,883	419,512

2005	278,808	90,940	369,748

Inter-segment sales:

2007	-	-	-

2006	2,690	15	2,705

2005	3,907	-	3,907

Operating income (loss):

2007	25,473	1,762	27,235

2006	18,780	(8,683)	10,097

2005	18,909	(13,533)	5,376

Financial expenses:

2007	(1,394)	(2,416)	(3,810)

2006	(2,464)	(2,196)	(4,660)

2005	(227)	(1,832)	(2,059)

Net income (loss):

2007	11,386	1,075	12,461

2006	6,146	(6,638)	(492)

2005	8,006	(6,234)	1,772

F – 58

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – Supplementary Financial Statement Information (cont.):

H.	Operating Segments (cont.):

	Software Services	Proprietary Software Products	Total

	(U.S. $ in thousands)

Identifiable assets including goodwill:

2007	382,574	151,429	534,003

2006	248,032	123,724	371,756

Identifiable liabilities:

2007	159,611	43,584	203,195

2006	132,540	45,127	177,667

Depreciation and amortization:

2007	4,043	5,160	9,203

2006	2,561	1,582	4,143

2005	3,917	10,403	14,320

Investments in segment assets:

2007	2,726	959	3,685

2006	2,577	1,325	3,902

2005	2,581	6,760	9,341

Reconciliation between the data on sales and income of the operating segments and the data in the consolidated financial statements:

	2007	2006	2005

	(U.S. $ in thousands)

Revenues:
Revenues as above	493,350	419,512	369,748

Less inter-segment transactions	-	(2,705)	(3,907)

Revenues as per statement of operations	493,350	416,807	365,841

F – 59

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – Supplementary Financial Statement Information (cont.):

H.	Operating Segments (cont.):

	2007	2006

	(U.S. $ in thousands)

Identifiable assets:

Total assets of operating segments	534,003	371,756

Assets not identifiable to a particular segment	91,010	96,130

Elimination of inter-segment assets and other	(12,430)	(16,782)

Total assets from continuing operation as per consolidated balance sheet	612,583	451,104

Identifiable liabilities:

Total liabilities of operating segments	203,195	177,667

Liabilities not identifiable to a particular segment	225,798	167,828

Elimination of inter-segment liabilities and other	(15,260)	(80)

Total liabilities from continuing operation as per consolidated balance sheet	413,733	345,415

I.	Geographical Information:

	1.	The Company’s Long-Lived Assets are as follows:

	December 31,

	2007	2006

	(U.S. $ in thousands)

Israel	29,305	28,564

United States	1,045	222

Other	2,655	2,336

Total	33,005	31,122

2.	Revenues:

Revenues classified by geographic area:

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

Israel	319,444	264,293	228,812

International:

United States	120,051	93,479	74,126

Other	53,855	59,035	62,903

Total	493,350	416,807	365,841

                    Classification was based on the location of the customers.

F – 60

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – Supplementary Financial Statement Information (cont.):

J.	Earnings Per Share:

The following table presents the computation of basic and diluted net earnings per share of continuing operation:

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

Amount for basic earnings (loss) per share -income available to shareholders	12,461	(492)	1,766

Effect of dilutive securities of subsidiaries	(179)	-	-

Amount for diluted earnings (loss) per share -income available to shareholders	12,282	(492)	1,766

Weighted average shares outstanding

Denominator for basic net earnings per share	13,200	13,200	12,800

Effect of dilutive securities	-	98	*	)

Denominator for diluted net earnings per share	13,200	13,298	12,800

Basic net earnings (loss) per share of continuing operation	0.95	(0.04)	0.14

Diluted net earnings (loss) per share of continuing operation	0.93	(0.04)	0.14

*) Anti dilutive

Note 16 – Discontinued operations:

A.

In December, 2006, the Company spun-off Formula Vision. Therefore, Formula Vision is no longer a subsidiary of the Company. The spin-off was affected by way of distributing the 36,696,000 Formula Vision shares owned by Formula (then representing approximately 57% of the outstanding Formula Vision shares) to Formula’s shareholders on a pro-rata basis.

Formula Vision’s shares were distributed at a ratio of 2.78 Formula Vision shares for each outstanding ordinary share held at the close of the trade on December 14, 2006, the record date, subject to withholding taxes. Formula Vision met the definition of a component under SFAS 144. Accordingly, the results of operations of Formula Vision have been classified as discontinued operations in the statement of operations of prior period’s results. The Company followed EITF No. 87-24 and allocated interest on debt that is to be assumed by the buyer and is connected with the discontinued operation. The expenses allocated for the years 2006 and 2005 were $9 million and $15 million, respectively.

F – 61

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Discontinued operations (Cont.):

B.

On June 20, 2007, the company completed the sale of its entire shareholding in BluePhoenix. BluePhoenix met the definition of a component under SFAS 144. Accordingly, the results of operations of BluePhoenix have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition comparative data of the assets and liabilities attributed to the discontinued operations have been reclassified in the balance sheet.

C.

In 2007, Magic disposed of two of its subsidiaries (AAOD and Magic Italy). Both subsidiaries met the definition of a component under SFAS 144. Accordingly, the results of operations of these subsidiaries and businesses and the gain resulting from the disposals have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition, comparative data of the assets and liabilities attributed to the discontinued operations have been reclassified in the balance sheet.

F – 62

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Discontinued operations (Cont.):

D.	The following is the composition from discontinued operations (includes capital gain from realization):

	Year Ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

Revenues	31,715	143,681	140,531

Cost of revenues	10,827	67,108	67,302

Gross profit	20,888	76,573	73,229

Research and development costs, net	7,107	21,870	16,334

Selling, general and administrative expenses	9,137	49,728	46,366

Restructuring and non-recurring costs	-	499	-

Operating income	4,644	4,476	10,529

Financial expenses, net	(2,006)	(7,821)	(7,148)

Gain on realization of shareholdings, net *,**	19,669	36,285	917

Other expenses (income) ,net	9,281	(14,698)	(478)

Income before taxes on income	31,588	18,242	3,820

Taxes on income (benefit)	136	(530)	554

	31,452	18,772	3,266

Equity in gains (losses) of affiliated companies, net	(857)	413	(3,173)

Minority interest in earnings of subsidiaries, net	(5,797)	(8,678)	(1,682)

Net income (loss)	24,798	10,507	(1,589)

*

In November 2006, Formula Vision signed an agreement for effectively selling half of its holdings in Giga to an American investment company in consideration of $11.2 million. Upon the completion of the transaction, Formula Vision held 24.58% of Giga’s outstanding shares.

The gain from realization totaled $10.6 million.

**

In December 2006, Formula Vision engaged in an agreement with Karden Technologies Ltd. (henceforth: “Karden”), by which Karden acquires rights in a limited partnership held by Formula Vision to which Formula Vision’s investments in 5 of its portfolio companies were transferred in consideration of $21 million. The gain from realization totaled $13.6 million.

F – 63

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Discontinued operations (Cont.):

E.	The breakdown of assets and liabilities attributed to discontinued operations as of December 31, 2006 is as follows:

December 31, 2006

(U.S. $ in thousands)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	12,854

Short-term investments	1,107

Trade receivables	28,027

Other current assets	4,718

46,706

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:

Long-term trade receivables	1,390

SEVERANCE PAY FUND	4,052

PROPERTY AND EQUIPMENT, NET	2,512

GOODWILL	55,042

OTHER ASSETS, NET	36,681

TOTAL ASSETS FROM DISCONTINUED OPERATIONS, NET	146,383

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Liabilities to banks and others	609

Trade payables	4,742

Other accounts payable	17,797

Debentures	4,482

27,630

LONG-TERM LIABILITIES:

Debentures	13,311

Liabilities to banks and others	20,027

Provisions for losses in formerly owned investee	1,971

Accrued severance pay	5,769

41,078

MINORITY INTEREST	30,074

TOTAL LIABILITIES FROM DISCONTINUED OPERATIONS, NET	98,782

F – 64

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – Transactions with Related Parties:

In March 2005, Formula completed a private placement of 2,400,000 Formula shares for an aggregate consideration of $33 million. The shares were issued to FIMGold LP, an entity owned in equal shares by Dan Goldstein (the former chief executive officer and chairman of the board of Formula) and FIMI Opportunity Fund (see note 2G).

Note 18 – Subsequent events:

1.

In March 2008, the Company’s shareholders approved the adoption of Formula’s 2008 Employee and Office Holders Share Option Plan, referred to as “the plan”. Pursuant to the plan, the company may grant from time to time to the company and its subsidiaries’ employees and office holders (which are not Formula’s controlling shareholders) options to purchase up to 400,000 ordinary shares of Formula. The plan is administered by the Company’s board of directors or by an option committee to be appointed by the board. The plan provides that options may be granted, from time to time, to such grantees to be determined by the board or the option committee, at an exercise price and under such terms to be determined at their sole and absolute discretion. Options may be granted under the plan through January 2018.

Of the options available for grant under the plan, the company granted in March 2008, options to purchase 198,000 ordinary shares to the Company’s chief executive officer and director, each exercisable at an exercise price of $16.35 (NIS 60).

2.	In April 2008, the Company distributed a cash dividend of approximately $0.76 per share to its shareholders. The aggregate amount distributed by the company was approximately $10 million.

F – 65

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

        We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. and its subsidiaries (the “Company”) as of December 31, 2006 and 2007 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sapiens International Corporation N.V. and its subsidiaries as of December 31, 2006 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 25, 2008	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

          We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. (the “Company”) and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 18% and 19% as of December 31, 2006 and 2007, respectively, and total revenues of 18%, 33% and 29% for each of the three years in the period ended December 31, 2007 of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

          In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2006 and 2007, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2 to the consolidated financial statements, in 2007 the Company adopted FASB interpretation No. 48 “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB No. 109”, effective January 1, 2007. As discussed in Note 2 to the consolidated financial statements, the Company adopted the provision of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment”.

          As discussed in Note 2 to the consolidated financial statements, on December 31, 2007, the Company initially applied the provisions of Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, and recorded a cumulative effect adjustment to beginning accumulated deficit at January 1, 2006 and adjustments to property and equipment as of December 31, 2005.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 15, 2008	A Member of Ernst & Young Global

R e g i s t e r e d A u d i t o r s

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of
HERMES LOGISTICS TECHNOLOGIES LIMITED

          We have audited the accompanying balance sheet of HERMES LOGISTICS TECHNOLOGIES LIMITED. (the “Company”) as of December 31, 2007 and 2006, and the related statements operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

          In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and at December 31, 2006 and 2007, and the related statements operations, changes in shareholders’ equity for each of the two years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

LEVY COHEN & CO

Registered Auditors

January 12, 2008

R e g i s t e r e d A u d i t o r s

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of
MAGIC SOFTWARE ENTERPRISES (UK) LIMITED

          We have audited the accompanying balance sheet of MAGIC SOFTWARE ENTERPRISES (UK) LIMITED. (the “Company”) as of December 31, 2007 and 2006, and the related statements operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

          In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and at December 31, 2006 and 2007, and the related statements operations, changes in shareholders’ equity for each of the two years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

LEVY COHEN & CO

Registered Auditors

January 12, 2008

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Magic (Onyx) Magyarország Szoftverház Kft.

          We have audited the accompanying balance sheet of Magic (Onyx) Magyarország Szoftverház Kft. (the “Company”) as of December 31, 2007 and 2006, and the related statements operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe the our audits and the reports of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and at December 31, 2006 and 2007, and the related statements operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting priciples.

Budapest May 9, 2008

January 31, 2008

Kost Forer Gabbay & Kasierer
Certified Public Accountants
3 Aminadav St.
Tel-Aviv, ISRAEL

Gentlemen,

Re: Magic Software Japan K.K. (hereinafter - “the Company”)

          In connection with our audit of the financial statements of the Company for the year ended December 31, 2007, a subsidiary of Magic Software Enterprises Ltd. whose financial statements are audited by you, we confirm that:

          We are independent with respect to the Company and Magic Software Enterprises Ltd. and other affiliates, under the standards of the Public Company Accounting Oversight Board (United States) and the Securities and Exchange Commission.

          We are aware that the financial statements of the Company, which we have audited, are to be included in the consolidated financial statements of Magic Software Enterprises Ltd. on which Ernst & Young will report and that your report will rely on and refer to our report.

          We are familiar with U.S. generally accepted accounting principles and with the standards of the Public Company Accounting Oversight Board (United States) and we conducted our audit and reported in accordance with them.

          We have knowledge of the relevant financial reporting requirements for the statements and schedules to be filed with the Securities and Exchange Commission and the financial statements of the Company comply with them in all material respects.

          We will make a review and inform you of matters affecting the elimination of intercompany transactions and accounts based upon related party information that you will furnish us.

          We will provide you, upon request, access to audit documentation supporting the work performed.

          We will have complete and final documentation to support our report no more than 45 days after the report release date or the completion of our work. If we have any issues meeting this requirement, we will bring the issues to your attention as soon as they are known.

Very truly yours,

KDA Audit Corporation

DOTTORI COMMERCIALISTI
Damiano Nassini, Giovanni Nulli, Federico Pozzi, Alessandro Masetti Zannini

Brescia, 14st February 2008

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
MAGIC SOFTWARE ENTERPRISES ITALY SRL

          We have audited the accompanying balance sheet of MSE Italy Srl. (the “Company”) as of December 31, 2007 and 2006, and the related statements operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

          In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and at December 31, 2006 and 2007, and the related statements operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Yours Truly

Federico Pozzi

25125 Brescia, Italy Via Brozzoni, 9 Tel. +39.30.223262 r.a. Fax +39.30.224054 E-mail: info@studionassini.it web site: http://www.studionassini.it

ARGENTINA, AUSTRALIA (NEW SOUTH WALES, VICTORIA), AUSTRIA, BELGIUM, CANADA (BRITHIS COLUMBIA, ONTARIO, QUEBEC), CHINA, CYPRUS, DENMARK, EGYPT, EL SALVADOR, ENGLAND, FINLAND, FRANCE, GERMANY, GUATEMALA, HONG KONG, INDIA, INDONESIA, IRELAND, ITALY, JAPAN, JORDAN, KENYA, KOREA, KUWAIT, LEBANON, LITHUMNIA, LUXEMBOURG, MALAYSIA, MALTA, MAURITIUS, MEXICO, NETHERLANDS, NORTHERN IRELAND, OMAN, PAKISTAN, PALESTINE, PHILIPPINES, POLAND, PORTUGAL, RUSSIA, SAUDI ARABIA, SCOTLAND, SINGAPORE, SOUTH AFRICA, SPAIN, SWITZERLAND, THAILAND, TURKEY, UNITED ARAB EMIRATES, USA (ALABAMA, ARIZONA, CALIFORNIA, ILLINOIS, NEW JERSEY, NEW YORK, NORTH CAROLINA, OKLAHOMA, PENNSYLVANIA, TEXAS, UTAH, WASHINGTON), VIETNAM, YEMEN.

C.F.e P.IVA 01957960170

Magic Benelux B.V.

Auditor’s report

Report on the financial statements

We have audited the accompanying financial statements for the year ended December 31, 2007 of Magic Benelux B.V., Houten, which comprise the balance sheet as at December 31, 2007 the profit and loss account for the year then ended and the notes.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the financial statements and for the preparation of the management board report, both in conformity with U.S. generally accepted accounting principles. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Magic Benelux B.V.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of Magic Benelux B.V. as at December 31, 2007, and of its result for the year then ended in conformity with U.S. generally accepted accounting principles.

Dordrecht, February 5, 2008

Verstegen accountants en adviseurs

Drs. L.K. Hoogendoorn RA MGA

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By: /s/ Guy Bernstein	June 30, 2008
Guy Bernstein	Date
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

1.1	Memorandum of Association (1)

1.2	Articles of Association as amended on December 28, 2005 (2)

4.1	Form of Letter of Indemnification, dated December 28, 2005 (2)

4.2	International Securities Purchase Agreement dated June 15, 2007 between the Registrant and each of the purchasers identified on the signature pages of the agreement (3)

8	List of Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to Section. 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).
(2) Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2006.
(3) Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2007.