Form 20-F/A
period 2007-12-31
FORMULA SYSTEMS (1985) LTD
filed 2008-12-29
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F / A1

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

Yes ☐ No ☒

         This Amendment No. 1 to Form 20-F (the “Amended 20-F”) contains information for the fiscal year ended December 31, 2007, which information was filed with the Securities and Exchange Commission on Form 20-F on June 30, 2008 (the “Original 20-F”) and the consolidated financial statements contained therein (the “Original Financial Statements”); the certifications (Exhibits 12.1, 12.2, 13.1 and 13.2) contained in the Original 20-F speak as of the dates specified. Items 5 and 15(a) of the Original 20-F have been amended. Notes 1.O, 1.X, 11.B, 11.C, 14.C and 15.E of the Original Financial Statements have been amended as well.

         Except as specifically indicated, the Amended 20-F has not been updated to reflect events occurring subsequent to the filing of the Original 20-F. The filing of this Amended 20-F shall not be deemed an admission that the Original 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

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

        SOP No. 97-2 generally requires revenue earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor’s specific objective evidence, or VSOE, of fair value. Revenue is recognized under the “residual method” when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all SOP No. 97-2 criteria for revenue recognition are met, as described above. The VSOE of the undelivered elements -PCS (post contract support) is based on the price charged on PCS sold separately or renewed.

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

        We recognize revenues from projects based on SOP 81-1 “Accounting for Performance of Construction – Type and Certain Production – Type Contracts,” using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provision for estimated losses on uncompleted contracts is made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. If our subsidiaries do not accurately estimate the resources required or the scope of work to be performed, or do not manage their projects properly within the planned periods of time or satisfy their obligations under the contracts, then future margins may be significantly and negatively affected or losses on existing contracts may need to be recognized. Any such resulting reductions in margins or contract losses could be material to our results of operations. Our subsidiaries recognize contract losses, if any, in the period in which they first become evident.

        We recognize revenues from consulting fees with respect to projects billed on a time and material basis , based on the number of hours performed . The VSOE for consulting services in multiple element arrangements is established based on the price charged when the consulting services are sold separately based on a time and material basis.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

        (a) Disclosure Controls and Procedures. Based on management’s evaluation (with the participation of our chief executive officer and chief financial officer), as of December 31, 2007, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

(*) Includes cash and cash equivalents of discontinued operations.

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

The VSOE of undelivered elements-PCS (post contract support) based on the price charged on PCS sold separately or renewed.

Revenues from consulting services, consisting of billable hours for services provided, are recognized as the services are rendered.

Revenues from maintenance and training contracts are recognized relatively over the contract period.

The Company recognizes revenues from consulting fees with respect to projects billed on a time and material basis, based on the number of hours performed.

The VSOE for consulting services in multiple element arrangements is established based on the price charged when the consulting services sold separately based on a time and material basis.

Revenue from fixed fee contracts is recognized in accordance with SOP 81-1 “Accounting for Performance of Construction - Type and Certain Production - Type Contracts”, using contract accounting on a percentage of completion method, on the basis of the relationship between actual costs incurred and the total costs that are expected to be incurred over the duration of the contract. Provision is made for estimated losses and uncompleted contracts, in the amount of the estimated losses on the entire contract in the period in which such losses first become evident. These revenues are included in the proprietary software products segment.

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

Certain public subsidiaries granted options to their employees to purchase shares.

The subsidiaries used the Black-Scholes option-pricing model which requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on historical experience of similar options, giving consideration to the contractual terms of the stock options.

One of the company’s subsidiaries, Magic, used the Black-Scholes option-pricing model through December 31, 2006 and the Cox, Ross and Rubinstein’s Binomial model for options granted thereafter. The Binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the Binominal model takes into account variables such as volatility, dividend yield rate and risk free interest rate. However, in addition, the Binomial model considers specific terms and conditions of the options, such as the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life and the probability of termination of the option holder in computing the value of the option. For these reasons, Magic believes that the Binominal model provides a fair value that is more representative of actual experience and future expected experience than that calculated using the Black-Scholes model.

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

The options were mainly granted during the years 1999-2007. In general, the options are exercisable 2-3 years after the date of grant and expire 7-10 years after grant. Most of the options were granted as part of plans that were adopted in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance, which stipulate, inter alia, that the subsidiaries will be able to claim the benefit that was charged to the employees as an expense for tax purposes, if and when the employees become liable for tax on the benefit mentioned above. For further information with respect to expenses relating to the benefit to the employees, and additional disclosure required by FAS 123R, see Note 1 . X.

B.	The following table is a summary of the status of option plans in Magic as of December 31, 2007, 2006 and 2005:

	Year ended December 31, 2007			Year ended December 31, 2006		Year ended December 31, 2005
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$	Years		$		$

Options outstanding
at the beginning
of the year	2,352,632	2.52		3,061,216	2.62	2,513,237	2.95

Granted	1,773,332	1.78		62,000	1.69	820,028	1.70
Exercised	(218,205)	1.18		(253,346)	1.11	(80,604)	1.04
Forfeited	(234,231)	2.98		(517,238)	3.41	(191,445)	3.54

Outstanding at the
end of the year	3,673,528	2.22	5.84	2,352,632	2.52	3,061,216	2.62

Vested and expected to
vest at the end of the
year	3,489,741	2.21	5.65	2,336,982	2.52	3,061,216	2.62

Exercisable at the
end of the year	2,407,532	2.22	3.88	2,290, 632	2.54	3,061,216	2.62

Weighted average
fair value of
options granted
during the year *		1.31			1.7		1.1

*	The fair value of each option granted is estimated on the date of grant, using the binomial model for the year 2007 and the Black-Scholes Option Valuation Model for the years 2005-2006 (see note 1.X.) with the following weighted-average assumptions for each of the three years in the period ended December 31, 2007, 2006 and 2005: expected volatility of 51-73%, 64%, and 80%, respectively; risk-free interest rates of 3.46%-5.05%, 4.7% and 3.9% respectively; dividend yields of 0% for each year, and a weighted average expected life of the option of 2.48-3 years, 5 years and 5 years, respectively. The aggregate intrinsic value of the vested and expected to vest options for December 31, 2007, 2006 and 2005 were $1,344, $1,364 and $476 thousands, respectively. Total intrinsic value of options exercised for the twelve months ended December 31, 2007, 2006 and 2005 were $ 168, $161 and $ 107 thousands, respectively.

The aggregate intrinsic value represents the difference between the fair market value of the subsidiary ordinary shares on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options that would have been received by the option holders had all option holders exercised their options on December 31. This amount is changed based on the fair market value of the subsidiary’s shares.

F – 40

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Employee Option Plans in Subsidiaries (cont.):

B.	(cont.):

The options outstanding as of December 31, 2007, have been separated into ranges of exercise price categories, as follows:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2007	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2007	Weighted Average Exercise Price

$		Years	$		$

0-1	494,887	8	0.25	494,887	0.25
1-2	1,542,956	7	1.56	1,034,956	1.36
2-3	878,000	9	2.37	120,004	2.37
3-4	402,470	6	3.8	402,470	3.81
4-5	193,004	6	4.12	193,004	4.12
5-6	128,000	6	5.95	128,000	5.95
6-7	711	2	6.14	711	6.14
10-11	24,500	2	10.16	24,500	10.16
18-19	9,000	2	18.79	9,000	18.79

	3,673,528			2,407,532

C.	The following is a summary of the status of option plans in Matrix as of December 31, 2007 and 2006 and changes during the years then ended:

	Year ended December 31, 2007			Year ended December 31, 2006		Year ended December 31, 2005
	Number of Options	Weighted Average Exercise Price	Weighted Average remaining contractual term	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$	Years		$		$

Options outstanding
at the beginning of
the year	2,949,291	1.625		5,203,659	1.588	6,031,380	1.8
Granted	2,050,000	3.437		-	-	530,800	1.710
Exercised	(1,995,730)	1.68		(2,219,136)	1.54	(1,329,302)	1.434
Forfeited	(35,580)	1.564		(35,232)	1.524	(29,219)	1.410

Outstanding at the
end of the year	2,967,981	3.08	3.60	2,949,291	1.625	5,203,659	1.588

Vested and expected
to vest at the end of
the year	2,967,981	3.08	3.60	2,949,291	1.625	5,203,659	1.588

Exercisable at the
end of the year	1,217,981	1.72	2.10	2,949,291	1.625	5,180,707	1.588

Weighted average fair
value of options
granted during
the year *		1.3			-		-

*	The fair value of options granted in 2007 is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants: expected volatility: 24% – 25%; risk-free interest rate (in NIS terms) of 5.3%-5.5% and expected life: 3-3.5 years. The aggregate intrinsic value of the vested and expected to vest options for December 31, 2007, 2006 and 2005 were $3,045, $3,562 and $5,715 thousands, respectively. Total intrinsic value of options exercised for the twelve months ended December 31, 2007, 2006 and 2005 were $2,508, $2,275 and $1,425 thousands, respectively.

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

F – 42

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Employee Option Plans in Subsidiaries (cont.):

D.	The following is a summary of the status of options plans in Sapiens as of December 31, 2007, 2006 and 2005 and changes during the years then ended:

	Year ended December 31, 2007			Year ended December 31, 2006		Year ended December 31, 2005
	Number of Options	Weighted Average Exercise Price	Weighted Average remaining contractual term	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$	Years		$		$

Options outstanding at
the beginning of
the year	**2,441,050	4.68		**2,812,212	5.54	**1,640,871	9.05
Changes during the year:
Granted	691,000	2.39		20,000	1.33	1,608,200	2.61
Exercised	(29,569)	2.35		-	-	(19,500)	-
Forfeited	(276,581)	5.53		(391,162)	10.76	(417,359)	8.31

Options
outstanding at
the end of the
year	**2,825,900	4.01	6.67	**2,441,050	4.68	**2,812,212	5.54

Vested and expected to
vest at the end of the
year	2,721,650	4.02	6.14	2,441,050	4.68	2,812,212	5.54

Options exercisable at
year-end	2,130,900	4.58	5.50	2,437,050	4.7	2,812,212	5.54

Weighted-average fair
value of options
granted during the year*		4.63			0.68		1.32

*	The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumption: Dividend yield of 0% for all years; expected volatility: 2007 – 89%, 2006 – 67%, 2005 – 83%, risk-free interest rate 2007 – 4.2%, 2006 – 6%, 2005 – 4.4% and expected life: 2007 – 6.25% years, 2006 – 6.25 year and 2005 – 6.9 years. The aggregate intrinsic value of the vested and expected to vest options for December 31, 2007, 2006 and 2005 were $21, $0 and $0 thousands, respectively. Total intrinsic value of options exercised for the twelve months ended December 31, 2007, 2006 and 2005 were $ 17, $0 and $ 30 thousands, respectively.

**	Including 14,000, 59,000 and 62,300 options which were reprised to zero in 2005, as of December 2007, 2006 and 2005, respectively.

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

The Company and its subsidiaries have cumulative losses for tax purposes as of December 31, 2007 totaling approximately $193.3 million, of which $164.6 million is in respect of Companies in Israel (December 31, 2006 – $190.8 million), and approximately $28.7 million in respect of companies abroad (December 31, 2006 – $31.5 million). The likelihood of the utilization of most of these losses in the future is low inter alia, due to the fact that the company’s capital losses can be deductible only against capital gains which are not predictable by their nature. Based on its experience, the company can not support a more likely than not utilization of its capital accumulated losses . Therefore, the company recorded a valuation allowance against the deferred taxes attributed to these  losses carried forward.

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

The following is reconciliation between the theoretical tax expense, assuming that all income was taxed at ordinary tax rates, and the actual income tax expense, as recorded in the statement of operations:

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

Income before taxes on income, as per the statement of continuing operations	24,714	8,057	6,168

Statutory tax rate in Israel	29%	31%	34%

Theoretical tax expense	7,167	2,498	2,097

Additional tax (tax savings) in respect of:

Non-deductible expenses	705	1,218	978

Tax-exempt income ,change in tax rate and reduced tax rates in companies which have approved enterprises	172	(556)	387

Losses (utilization of losses) and temporary differences for which deferred taxes were not recorded, net	(4,837)	(1,200)	(759)

Write off of deferred taxes and tax advances	885	2,494	1,797

Taxes in respect of previous years	(468)	(40)	145

Effect of the Inflationary Adjustments Law	(1,726)	(398)	(14)

Other	35	(250)	16

Taxes on income as per the statement of operations	1,933	3,766	4,647

Effective tax rate - in %	7.82%	46.7%	75.3%

I.	Uncertain tax positions:

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

F – 55

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Supplementary Financial Statement Information (cont.):

E.	Financial Expenses, Net:

Composition:

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

Financing income	6,898	6,310	14,116
Financing costs related to long-term credit	(6,795)	(6,446)	(6,792)
Financing costs related to short-term credit and others	(3,083)	(4,816)	(9,948)
Gain (loss) from marketable securities ,net. *	(830)	292	565

Total	(3,810)	(4,660)	(2,059)

*	Includes gains (losses) from trading securities still held by the company for the years ended December 31, 2007, 2006 and 2005 in the amounts of (202), 3 and (1,785), respectively.

F.	Other Expenses, Net:

Composition:

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

Gain on sale of fixed assets, net	7	9	16
Impairment of fixed assets	(137)	-	-
Impairment in value of cost based investment	(512)	(423)	-
Other	(108)	(688)	(357)

Total	(750)	(1,102)	(341)

G.	Gain on Realization of Shareholdings, Net:

Composition:

	Year ended December 31,

	2007	2006	2005

	(U.S. $ in thousands)

Loss from sale and decrease in shareholding percentage in Magic	(107)	(117)	(48)

Gain (loss) from sale and decrease in shareholding percentage in Matrix	(275)	(395)	3,357

Gain from sale and decrease in shareholding percentage in Tiltan	202	1,547	-
Capital gain (loss) from realization of Matrix One	-	2,485	(102)

Gain from sale and decrease in shareholding percentage in Sapians	2,049	-	-
Gain on realization of other investments	170	204	(15)

Total	2,039	3,724	3,192

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

          We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. (the “Company”) and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 17% and 15% as of December 31, 2006 and 2007, respectively, and total revenues of 21%, 37% and 36% for each of the three years in the period ended December 31, 2007 of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

Tel-Aviv, Israel May 15, 2008	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7972 2328
E - mail: lc@levy-cohen.co.uk

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and the Board of Directors of

HERMES LOGISTICS TECHNOLOGIES LIMITED

          We have audited the accompanying balance sheets of HERMES LOGISTICS TECHNOLOGIES LIMITED. (the “Company”) as of December 31, 2006 and 2007, and the related statements of operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion, on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2007, and the related statements of operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Levy Cohen & CO

Registered Auditors

January 12, 2008

J. Cohen C.P.A. (ISR) R. Shahmoon ACA	Registered by The Institute of Chartered Accountants in England and Wales to carry out Company Audit work

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES (UK) LIMITED

          We have audited the accompanying balance sheets of MAGIC SOFTWARE ENTERPRISES (UK) LIMITED. (the “Company”) as of December 31, 2006 and 2007, and the related statements of operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2007, and the related statements of operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Levy Cohen & CO

Registered Auditors

January 12, 2008

J. Cohen C.P.A. (ISR)	Registered by The Institute of Chartered Accountants in
R. Shahmoon ACA	England and Wales to carry out Company Audit work

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and the Board of Directors of

Magic (Onyx) Magyarorszaág Szoftverhaz Kft.

          We have audited the accompanying consolidated balance sheets of Magic (Onyx) Magyarország Szoftverház Kft. (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion, on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Budapest, Hungary	Mária Négyessy
May 9, 2008	Reg. Auditors

KDA Audit Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Software Japan K.K.

          We have audited the accompanying balance sheets of Magic Software Japan K.K. (the “Company”) as of December 31, 2007 and 2006, and the related statements of operations and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Tokyo, Japan
January 31, 2008	KDA Audit Corporation

DOTTORI COMMERCIALISTI
Damiano Nassini, Giovanni Nulli, Federico Pozzi, Alessandro Masetti Zannini

Brescia, 14st February 2008

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
MAGIC SOFTWARE ENTERPRISES ITALY SRL

          We have audited the accompanying balance sheet of MSE Italy Sr1. (the “Company”) as of December 31, 2007 and 2006, and the related statements operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

          In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2006 and 2007, and the related statements operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Yours Truly

Frederico Pozzi

25125 Brescia, Italy Via Brozzoni, 9 Tel. +39.30.223262 r.a. Fax +39.30.224054 E-mail: info@studionassini.it web site: http://www.studionassini.it

ARGENTINA, AUSTRALIA (NEW SOUTH WALES, VICTORIA), AUSTRIA, BELGIUM, CANADA (BRITHIS COLUMBIA, ONTARIO, QUEBEC), CHINA, CYPRUS, DENMARK, EGYPT, EL SALVADOR, ENGLAND, FINLAND, FRANCE, GERMANY, GUATEMALA, HONG KONG, INDIA, INDONESIA, IRELAND, ITALY, JAPAN, JORDAN, KENYA, KOREA, KUWAIT, LEBANON, LITHUANIA, LUXEMBOURG, MALAYSIA, MALTA, MAURITIUS, MEXICO, NETHERLANDS, NORTHERN IRELAND, OMAN, PAKISTAN, PALESTINE, PHILIPPINES, POLAND, PORTUGAL, RUSSIA, SAUDI ARABIA, SCOTLAND, SINGAPORE, SOUTH AFRICA, SPAIN, SWITZERLAND, THAILAND, TURKEY, UNITED ARAB EMIRATES, USA (ALABAMA, ARIZONA, CALIFORNIA, ILLINOIS, NEW JERSEY, NEW YORK, NORTH CAROLINA, OKLAHOMA, PENNSYLVANIA, TEXAS, UTAH, WASHINGTON), VIETNAM, VEMEN.

C.F.e P.IVA 01957960170

NOORDENDIJK 189 POSTBUS 574 3300 AN DORDRECHT

T. (078) 648 15 55

F. (078) 648 15 59

Magic Benelux B.V.

INFO @ VERSTEGENACCOUNTANTS.NL

WWW.VERSTEGENACCOUNTANTS.NL

Auditor’s report

Report on the financial statements

We have audited the accompanying balance sheets of Magic Benelux B.V., Houten, as at December 31, 2007 and 2006 and the related statements of operations for each of the three years in the period ended December 31, 2007.

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

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of Magic Benelux B.V. as at December 31, 2007 and 2006, and of its related statements of operations for each of the three years in the period ended December 31, 2007.

Dordrecht, February 5, 2008

Verstegen accountants en adviseurs,

Drs. L.K. Hoogendoorn RA MGA.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F /A-1 and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By: /s/ Guy Bernstein	December 29 , 2008
Guy Bernstein	Date
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

1.1	Memorandum of Association (1)

1.2	Articles of Association as amended on December 28, 2005 (2)

4.1	Form of Letter of Indemnification, dated December 28, 2005 (2)

4.2	International Securities Purchase Agreement dated June 15, 2007 between the Registrant and each of the purchasers identified on the signature pages of the agreement (3)

8	List of Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to Section. 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).
(2) Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2006.
(3) Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2007.