Form 20-F
period 2008-12-31
FORMULA SYSTEMS (1985) LTD
filed 2009-04-27
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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
None

As of December 31, 2008, the registrant had 13,200,000 outstanding ordinary shares, NIS 1 par value, of which 388,274 were represented by American Depositary Shares as of such date.

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

U.S. GAAP ☒

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

        The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derive the consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008, and the balance sheet data as at December 31, 2007 and 2008 from our consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements have been audited by Ziv Haft registered public accounting firm, BDO member firm. The consolidated income statement data for the years ended December 31, 2004 and 2005 and the consolidated balance sheet data for the years ended December 31, 2004, 2005 and 2006 are derived from our audited financial statements not included in this annual report. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2008	2007	2006	2005	2004
	$
	(In thousands, except per share data)

Consolidated Statement of Operations Data:
Revenues	$590,807	$493,350	$416,807	$365,841	$332,279
Cost of revenues	452,263	369,110	309,447	266,234	228,216

Gross profit	138,544	124,240	107,360	99,607	104,063
Research and development costs, net	6,564	6,547	5,508	6,094	5,813
Selling, general and administrative expenses	98,607	90,458	88,844	86,682	82,548
Restructuring and non-recurring costs	-	-	2,911	1,455	-

Operating income	33,373	27,235	10,097	5,376	15,702
Financial expenses, net	(6,008)	(3,810)	(4,660)	(2,059)	(4,888)
Gain (loss) on realization of shareholdings, net	(337)	2,039	3,724	3,192	8,170
Other income (expenses), net	(580)	(750)	(1,102)	(341)	(1,054)

Income before taxes on income	26,448	24,714	8,059	6,168	17,930
Taxes on income	3,544	1,933	3,766	4,647	3,284
Equity in gains (losses) of affiliated
companies, net	(216)	(653)	47	62	109
Minority interest in earnings of subsidiaries, net	(10,819)	(9,667)	(4,832)	189	(2,980)

Income (loss) from continuing operations	11,869	12,461	(492)	1,772	11,775
Income (loss) from discontinued operations, net	-	24,798	10,507	(1,589)	(3,675)

Net income	11,869	37,259	10,015	183	8,099
Earnings (losses) per share generated from
continuing operations
Basic	0.88	0.95	(0.04)	0.14	1.06
Diluted	0.88	0.93	(0.04)	0.14	0.94
Earnings (losses) per share generated from
discontinued operations
Basic	-	1.87	0.84	(0.13)	(0.33)
Diluted	-	1.86	0.77	(0.13)	(0.29)
Earnings per share:
Basic earnings	0.88	2.82	0.8	0.01	0.73
Diluted earnings	0.88	2.79	0.73	0.01	0.65
Weighted average number of shares outstanding:
Basic	13,200	13,200	13,200	12,800	10,800
Diluted	13,200	13,200	13,298	12,800	10,800

	As of December 31,
	2008	2007	2006	2005	2004
	$
	(In thousands)

Consolidated Balance Sheet Data:
Total assets	$596,622	$612,624	$597,487	$360,141	$378,084
Total liabilities	319,252	305,818	260,487	238,246	245,461
Shareholders' equity	169,937	198,388	153,290	163,449	186,778

Dividends

        In January 2009, Formula distributed to its shareholders a cash dividend of $2.27 per share, previously announced in December 2008. The aggregate amount distributed by Formula was approximately $30 million.

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

Risks Relating to Our Business

The recent global economic and financial crisis has had and will continue to have a negative effect on our business, financial condition and results of operations.

        The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which has had and will continue to have a negative effect on our business, results of operations and financial condition.

        Demand for our products and services depends in large part upon the level of information technology, or IT, capital spending and investment in IT projects by our customers. The current economic conditions have reduced the willingness or ability of our customers and prospective customers to commit funds to IT projects, and may reduce their ability to pay for our products and services after purchase, whether as a result of possible customer insolvencies or otherwise. This has resulted in a longer sales cycles and increased pressure on pricing. Similarly, our suppliers may not be able to supply us with needed components on a timely basis, may increase prices or go out of business, which could result in our inability to meet customer demand, fulfill our contractual obligations or affect our gross margins. We cannot predict the timing or duration of the global economic crisis or the timing or strength of any subsequent economic recovery. Accordingly, we cannot know how the economic conditions will affect our business. As a result, we cannot assure you that we will be able to increase our revenues or keep our revenues at the same level as in 2008.

        If the economy or markets in which we operate experience continued weakness at current levels or deteriorate further, our business, financial condition and results of operations will be materially and adversely impacted.

The loss of, or significant reduction or delay in, purchases by our customers could reduce our revenues and profitability.

        The loss of any of our major customers or a decrease or delay in orders or anticipated spending by such customers could reduce our revenues and profitability. Our customers could also engage in business combinations, which could increase their size, reduce their demand for our products and solutions as they recognize synergies or rationalize assets and increase or decrease the portion of our total sales concentration to any single customer.

If we are unable to effectively control our costs while maintaining our customer relationships, our business, results of operations and financial condition could be adversely affected.

        It is critical for us to appropriately align our cost structure with prevailing market conditions, to minimize the effect of economic downturns on our operations, and in particular, to continue to maintain our customer relationships while protecting profitability and cash flow. If we are unable to align our cost structure in response to such downturns on a timely basis, or if such implementation has an adverse impact on our business or prospects, then our financial condition, results of operations and cash flows may be negatively affected.

        Conversely, adjusting our cost structure to fit economic downturn conditions may have a negative effect on us during an economic upturn or periods of increasing demand for our IT solutions. If we have too aggressively reduced our costs, we may not have sufficient resources to capture new IT projects and meet customer demand. If, for example, during periods of escalating demand for our products, we were unable to add engineering and technical staff capacity quickly enough to meet the needs of our customers, they may turn to our competitors making it more difficult for us to retain their business. Similarly, if we are unable for any other reason to meet delivery schedules, particularly during a period of escalating demand, our relationships with our customers could be adversely affected. If we are unable to effectively manage our resources and capacity to capitalize on periods of economic upturn, there could be a material adverse effect on our business, financial condition, results of operations and cash flows.

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

        Our quarterly and annual revenues, gross profits and results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations:

—	global economic trends, like the recent global economic crisis;

—	acquisitions and dispositions of companies and consolidation of our subsidiaries;

—	the size, time and recognition of revenue from significant contracts;

—	timing of product releases;

—	timing of contracts;

—	timing of completion of specified milestones and delays in implementation;

—	changes in the proportion of service and license revenues;

—	price and product competition;

—	increases in selling and marketing expenses, as well as other operating expenses;

—	currency fluctuations; and

—	consolidation of our customers.

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

Many of our customers are financial institutions. A negative impact of the recent global economic and financial crisis on their business may cause a negative effect on our business, financial condition and results of operations.

        A portion of our revenues in 2008 was derived from financial institutions. The recent global economic and financial market crisis had an adverse affect on various financial institutions and the banking sector. Lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, may have an adverse effect on our business, results of operations and financial condition.

Our success depends upon the development and maintenance of strategic alliances.

        We established relationships with strategic partners to provide an international marketing presence and name recognition, as well as the resources necessary to implement many of our IT services. We are dependent upon our strategic partners for the marketing and selling of certain of our proprietary software solutions. If we cannot maintain our existing relationships with these partners, if our partners encounter financial difficulties, or if we fail to establish effective, long-term relationships with additional partners, or if our partners enter into relationships with our competitors, our ability to market our proprietary software solutions in international markets may be limited. If this happens, our growth, if any, might be delayed or slowed-down. As a result, our business, financial condition, and results of operations could be seriously harmed.

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

Our future results could be adversely affected by an impairment of the value of certain intangible assets.

        The assets listed in our consolidated balance sheet include, among other things, goodwill, capitalized research and development costs and intangible assets related to customers’ relations. The applicable accounting standards require that:

—	goodwill is not amortized, but rather is subject to an annual impairment test. We perform an annual impairment test, as well as periodic impairment tests if impairment indicators are present. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the assets is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset; and

—	acquired technology and development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product, be capitalized and tested for impairment on a regular basis, and written down when capitalized costs exceed its net realizable value.

        If our goodwill or capitalized research and development costs were deemed to be impaired in whole or in part due to our failure to achieve our goals, or if we fail to accurately predict the useful life of the capitalized research and development costs, we could be required to reduce or write off such assets, thus adversely affecting our operating results.

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

        Our business strategy involves raising capital for our subsidiaries through public or private offerings. Our ability to raise capital for our subsidiaries depends upon market and other conditions which are beyond our control. If we fail to raise capital for our subsidiaries, it may hinder their growth. We may therefore be required to seek alternative capital raising methods, including borrowing money on terms which are not favorable to us. In the last few years, due to difficulties we encountered in raising capital for our subsidiaries, we were required to borrow monies from banks. Difficulties in raising capital on favorable terms or unavailability of financing may materially and adversely affect our business, operating results and financial condition.

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

        We intend to continue to focus our efforts on selling proprietary software solutions in international markets. We expect to continue devoting significant resources to these efforts. If we are unable to continue achieving market acceptance for our solutions or otherwise continue to successfully penetrate international markets, our business will be harmed. In 2007 and 2008, we received approximately 35% and 32% of our total revenues, respectively, from customers located outside of Israel. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including:

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

        Emblaze Ltd., or Emblaze, owns approximately 51. 7% of our outstanding ordinary shares. Therefore, Emblaze has the power to control the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This share ownership may have the effect of delaying or preventing a change in control. In addition, potential conflicts of interest may arise in the event that we enter into agreements or transactions with affiliates of Emblaze. Although Israeli law imposes certain procedures (including shareholder approval) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

Fluctuations in foreign currency values affect the prices of our products, which in turn may affect our business and results of operations.

        A significant portion of our worldwide sales is currently denominated in dollars and euros, while a substantial portion of our expenses, principally salaries and related personnel expenses, is in New Israeli Shekels (NIS). As a result, a decrease in the value of the dollar or euro relative to other foreign currencies, in particular the NIS, would increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets. In recent periods, the value of the dollar and the euro was decreased significantly in relation to the NIS. We cannot know whether this trend will continue in the future. If the dollar or euro value in relation to the NIS continues to decrease, our operating costs would increase, and in turn, our results of operation may be harmed. To date, we have not engaged in significant hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar or euro against the NIS. However, we cannot assure you that these measures will adequately protect us from material adverse effects arising from the impact of inflation in Israel. For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects–Overview–Our Functional and Reporting Currency.”

We may be adversely affected if the market prices of our publicly traded subsidiaries decrease.

        A significant portion of our assets is comprised of equity securities of publicly and non-publicly traded companies. Our publicly traded subsidiaries are Magic Software Enterprises Ltd., or Magic Software, Matrix IT Ltd., or Matrix, and Sapiens International Corporation N.V., or Sapiens. The stock prices of these publicly traded companies have been extremely volatile, and have experienced fluctuations due to market conditions and other factors which are beyond our control. Fluctuations in the market price and valuations of our holdings in these companies may affect the value of our assets. In addition, the stock prices of many technology companies fluctuate significantly for reasons that may be unrelated to operating results. If the value of our assets decreases significantly as a result of the above, our business, operating results and financial condition, may be materially and adversely affected.

Risks Related to our Traded Securities

The market price of our ordinary shares and American Depositary Shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all.

        The stock market in general has experienced during recent years extreme price and volume fluctuations, and in particular, during recent year, a sharp decline as part of the global economic and financial crisis. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations have affected and are expected to continue to affect the market price of our ordinary shares and American Depositary Shares, or ADSs.

        The high and low market price of our ordinary shares traded on the Tel Aviv Stock Exchange, or the TASE, under the symbol “FORT,” and the high and low market price of our ADSs traded on the Nasdaq Global Market, under the symbol “FORTY” during each of the last three years, are summarized in the table below:

	Nasdaq Global Market In $		TASE In NIS
	High	Low	High	Low

2008	14.14	4.99	47.78	17.53
2007	14.46	11.69	60.59	44.97
2006	14.00	9.15	60.15	39.99

        The market price of the ordinary shares and the ADSs may fluctuate substantially due to a variety of factors, including:

—	any actual or anticipated fluctuations in our or our competitors' quarterly revenues and operating results;

—	shortfalls in our operating results from levels forecast by securities analysts;

—	public announcements concerning us or our competitors;

—	results of integrating investments and acquisitions;

—	the introduction or market acceptance of new service offerings by us or our competitors;

—	changes in product pricing policies by us or our competitors;

—	public announcements concerning distribution of dividends and payment of dividends;

—	changes in security analysts' financial estimates;

—	changes in accounting principles;

—	sales of our shares by existing shareholders; and

—	the loss of any of our key personnel.

        In addition, global and local economic, political and market conditions and military conflicts and in particular, those specifically related to the State of Israel, may affect the market price of our shares and ADSs.

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

        Although we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during 2008, we cannot assure you that we will not be treated as a PFIC in 2009 or in future years. We would be a PFIC if 75% or more of our gross income in a taxable year is passive income. We would also be a PFIC if at least 50% of our assets in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, United States investors could be subject to adverse tax consequences, including having gain realized on the sale of our ordinary shares or ADSs being treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sale proceeds. Rules similar to those applicable to gains derived from the disposition of our ordinary shares also apply to certain “excess distributions.” A decline in the value of our ordinary shares or ADSs could result in our company being classified as a PFIC. United States investors should consult with their own tax advisors with respect to the United States tax consequences of investing in our ordinary shares.

        For a discussion of how we might be characterized as a PFIC and related tax consequences, see “Item 10. Additional Information–Taxation–United States Federal Income Tax Considerations.”

Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

        Our headquarters and principal research and development facilities are located in Israel. Although we generated approximately 32% of our revenues in 2008 from international markets, we are, nonetheless, directly influenced by the political, economic and military conditions affecting Israel. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel. Since 2000, there have been ongoing hostilities between Israel and the Palestinians, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries. In 2006, Israel experienced a war with Hezbollah militants in Lebanon. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in 2006 and took control of the entire Gaza Strip by force in 2007. In January 2009, Israel engaged in a military action against Hamas in Gaza to prevent continued rocket attacks against Israel. These developments have further strained relations between Israel and the Palestinians. The current political situation between Israel and its neighbors may not improve. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

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

Political relations could limit our ability to sell or buy internationally.

        We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel. There can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

The tax benefits available to us from government programs may be discontinued or reduced at any time, which would likely increase our taxes.

        Certain of our subsidiaries received grants in the past and receive tax benefits under Israeli government programs, particularly as a result of the “Approved Enterprise” status of certain operations in Israel. “Approved Enterprise” status is granted by the Israeli Investment Center of the Ministry of Industry and Trade and entitles the grantee to a variety of tax incentives. The incentives awarded to certain of our subsidiaries include reduced tax rates and a tax holiday. Subject to compliance with applicable requirements, the portion of our subsidiary’s undistributed income derived from our “Approved Enterprise” programs was exempt from income tax during the first two years, followed by a five year tax reduced tax rate of 25% instead of 26% on income derived from “Approved Enterprise” investment programs. In order to qualify for these incentives, the “Approved Enterprise” is required to provide minimum paid-in-capital (30% of the investment), to show an increase in its export activities, and to meet other general investing criteria. As of April 20, 2009, our subsidiaries have met those criteria and received tax benefits from their “Approved Enterprise” programs, as presented in Note 16 to our financial statements. To maintain the eligibility for these programs and benefits, we must meet the conditions mentioned above. We cannot assure you that these programs and tax benefits will continue at the same level in the future. If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.

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

Capital Expenditures and Divestitures

        Certain of our investment and financing activities are described below. For additional information relating to our investment and financing activities during 2007 and 2008, see “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

        Purchase of TACT. In 2008, our subsidiary, Matrix, purchased all the shares of TACT Computers and Systems Ltd., or TACT, for an aggregate consideration of $12.5 million. The sellers are entitled to an additional consideration to be calculated based on the difference between (x) TACT’s value in 2008 to be calculated pursuant to an agreed upon formula (based on a multiple of the operating profit), subject to the application of agreed upon adjustments and calculations, and (y) the consideration paid on the date of completion. As of the date of this annual report, a commitment has been incurred for additional consideration of approximately $6.5 million.

        Sale of AAOD. On December 30, 2007, our subsidiary, Magic Software, sold its wholly-owned subsidiary, Advanced Answers on Demand Holding Corporation, or AAOD, a Florida corporation that develops and markets application software targeted at the long-term care industry, to Fortissimo Capital for $17 million. Fortissimo paid Magic Software $1 million of the sale price in December 2007 and the remaining $16 million in March 2008. In addition, as part of the transaction, Magic Software entered into a three-year license agreement with AAOD according to which AAOD will continue to sell Magic Software’s products, as an OEM partner, in consideration for $3 million, to be paid to AAOD quarterly over the three years starting in 2008.

        Debenture Offering by Matrix. On August 19, 2007, our subsidiary, Matrix, completed an offering of debentures in an aggregate principal amount of approximately $62 million (NIS 250 million). The debentures were sold to institutional and other investors in Israel. The debentures bear an interest at an annual rate of 5.15%. The principal will be paid in four equal installments on December 31 of each of the years 2010 through 2013. The principal and interest are linked to the Israeli consumer price index. On February 21, 2008, Matrix listed the debentures for trading on the TASE.

        Sale of BluePhoenix shares. On June 20, 2007, we completed the sale of an aggregate of 8,038,526 shares of our subsidiary BluePhoenix Solutions Ltd., or BluePhoenix, constituting our entire holdings in BluePhoenix, to international institutional investors for aggregate consideration of approximately $64 million.

        Private Placement by Sapiens. In June 2007, our subsidiary, Sapiens, entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders’ fees and out of pocket expenses), $6.5 million of which was by Formula.  Sapiens issued to the investors an aggregate of 6,666,667 common shares (of which 2,166,666 common shares were issued to Formula), at a price per share of $3.00, which reflected a premium of approximately 25% above the trading price of Sapiens’ common shares (as of the date Sapiens’ board of directors approved the investment).

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

         Repayment of Formula Vision Debt. On December 31, 2006, Formula Vision paid approximately $51 million to us, as a full repayment of the principal of the debentures issued by Formula Vision to Formula in 2001 and 2002, including interest accrued thereon. In January 2004, Formula exchanged approximately $35 million of the aggregate amount of the debentures for 38,000,000 shares of Formula Vision and constituting 59.4% of the outstanding share capital of Formula Vision at that time. In December 2005, the general meeting of shareholders approved an amendment to the debentures, pursuant to which the repayments due in 2005 and 2006 would be deferred to December 31, 2006, provided, however that the amount of cash and cash equivalents that Formula Vision held did not exceed the amount of its bank loans (including the amount of guarantees made by Formula Vision to banks in relation to loans granted to its subsidiaries).

        Repayment of the Debenture to FIMI and IDB. In December 2005 and April 2006, we repaid to First Israel Mezzanine Investors Ltd., or FIMI, and Israel Discount Bank, or IDB, a debenture in the aggregate principal amount of $4.7 million issued by Formula in 2002.

B.	Business Overview

General

        We are a global IT solutions and services company based in Israel. We are principally engaged in providing software consulting services, developing proprietary software products and providing computer-based business solutions. We deliver our solutions in over 50 countries worldwide to customers with complex IT services needs, including a number of “Fortune 1000" companies. We operate in two principal business areas, IT services and proprietary software solutions. Following is a description of our business areas:

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

        Proprietary Software Solutions

        We design, develop and market proprietary software solutions for sale in selected niche markets worldwide. We regularly seek opportunities to invest in or acquire companies with attractive proprietary software solutions under development which we believe to have market potential. The majority of our investments and acquisitions in this area have been in companies with products beyond the prototype stage. In addition, from time to time, we selectively invest in companies with proven technology where we believe we can leverage our experience to enhance product positioning and increase market penetration. We provide our management and technical expertise, marketing experience and financial resources to help bring these products to market. We also assist the members of our group to form teaming agreements with strategic partners to develop a presence in international markets.

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

        Our Subsidiaries

        Matrix

        Matrix IT Ltd. is one of Israel’s leading integration and information technology services companies, based on STKI.INFO and IDC annual surveys. Matrix employs over 4,000 software, hardware, integration and training personnel, which provide advanced IT services to more than 500 customers in the Israeli market. Matrix also markets in Israel software and hardware products manufactured by a broad range of international manufacturers.

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

        Software solutions and services. Matrix provides software services, software development projects, outsourcing, integration of software systems and services – all in accordance with its customers’ specific needs. Matrix also provides upgrading and expansion of existing software systems. Matrix software solutions and services include the following components: (i) development of dedicated customer software systems; (ii) customization of software developed by Matrix or by third parties to provide a response to customers’ requirements; (iii) systems assimilation; (iv) offshore and domestic services, mainly for software developments and quality assurance and software testing; and (iv) integration of all or part of these components. The scope of work invested in each individual component varies from one customer to the other, based on each customer’s specific requirements.

        Software Products. Matrix’s operations in this area include sales and support of software products in various categories, mainly customer relationship management, referred to as CRM, systems management and business service management products, software products for content management, software products for business intelligence (BI), data warehouses and extract/transform/load (ETL), software products for integration, database systems, open-code operating systems, software products for knowledge management and software development and testing tools.

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

        In addition to the four sector-based areas of operations, Matrix operates two horizontal divisions providing specialist services for all of the different sectors of operations. These entities include:

— Expertise centers – Matrix operates about 20 “expertise centers”, in areas such as: SOA (service oriend architecture), Mobility (Mobile Technology), CRM, Open Source, J2EE and M/F. These expertise centers are based on market concept, which is targeted to yield significant added value to the company’s customers, including: group of professionals that are focused and have expertise in the related technologies, hands-on experience and expertise in the related technologies, methodologies, and best practices; and

— A strategic consulting center that provides customers with diverse consultation services on topics such as organization, strategy, business development and technological development.

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

Magic Software

        Magic Software Enterprises Ltd., develops, markets, sells and supports application platforms and business and process integration solutions. Magic Software’s products and services are available through a global network of regional offices, independent software vendors, or ISVs, system integrators, value-added distributors, value-added resellers as well as OEM and consulting partners in approximately 50 countries and supported by an extensive global services organization. In addition to technology, Magic Software provides its customers with maintenance and technical services, as well as professional services and training.

        Magic Software Core Technology

        With over 25 years of experience and thousands of customers and partners, Magic Software’s technology enables enterprises to accelerate the process of building, deploying and integrating business software applications that can be rapidly customized to meet current and future needs.

        Magic Software’s technology gives partners and customers the power to create any type of business applications, leverage existing IT resources, enhance business ability, and focus on core business priorities to gain maximum return on their existing and new IT investments.

        Magic Software is known for its code-free approach, allowing users to focus on business logic rather than technological requirements. This approach forms the driving principle of both the uniPaaS application platform (the next generation of eDeveloper) and the iBOLT business and process integration suites. Both uniPaaS and iBOLT enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems:

—	uniPaaS Application Platform (the next generation of eDeveloper) is a comprehensive application platform that supports all deployment models including Full Client, Rich Internet Applications (RIA) and Software-as-a-Service (SaaS). It uses a single development paradigm to handle all client and server partitioning and offers customers the choice in how they deploy their applications, whether full client or web; on-premise or on-demand; in the cloud or behind the corporate firewall; software or SaaS; or global or local, and complies with event-driven and service-oriented architectural principles.

By offering technology transparency, uniPaaS allows customers to focus on their business requirements rather than technological means. uniPaaS’ single development paradigm significantly reduces the time and costs associated with the development and deployment of RIAs. Application owners can leverage their initial investment when moving from full client mode to RIA and SaaS, and eventually modify these choices as the situation requires. Furthermore, enterprises can use cloud based uniPaaS applications in a SaaS model and still have their databases in the privacy of their own data centers. It also supports most hardware and operating system environments such as Windows, Unix, Linux and AS/400, as well as multiple databases. uniPaaS is interoperable with .NET and Java technologies.

—	iBOLT Business and Process Integration Suite – provides business integration and process management solutions with a particular focus on enterprise applications. iBOLT allows integration and interoperability of diverse solutions, including legacy applications, in a quick and efficient manner.

Increasing the usability and life span of existing legacy and other IT systems, iBOLT allows fast enterprise application integration (EAI), development and customization of diverse applications, systems and databases, assuring rapid return on invested capital and time-to-market, increased profitability, and customer satisfaction. Magic Software offers special editions of iBOLT targeted at specific enterprise application vendor ecosystems, such as SAP Business One, SAP R/3, SAP Business All in One, JD Edwards, IBM i, Salesforce.com, Lotus Notes, and HL7. These special editions contain specific features and pricing tailored for these market segments.

        Magic Software’s technologies adhere to open standards and deliver high levels of portability and scalability, crucial for today’s dynamic business environment, and operate as a uniform application paradigm independent of architecture (Internet, client/server, mobile, LAN/WAN), operating systems (Windows, Linux, UNIX, iSeries), database (DB2, Oracle, Informix, MS SQLServer, Pervasive and others), or platform (.NET, J2EE).

        Enabling Business

        Magic Software’s technology enables enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized to meet current and future needs.

        Magic Software’s technology and solutions are particularly in demand when time-to-market considerations are critical, budgets are tight, integration is required with multiple platforms or applications, databases or existing systems and business processes, as well as for RIA, cloud computing and SaaS.

        A wide variety of developers use Magic Software’s products, including in-house corporate development teams and software houses and independent software vendors. Large and medium sized system integrators use Magic Software’s products in large customized system integration projects and for developing industry-specific vertical applications.

        Professional Services

        Magic Software provide a broad range of consulting and software development project management services to customers developing, deploying and integrating distributed applications.

        Magic Software offers fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design. Consulting services are aimed at both generating additional revenues and ensuring successful implementation of uniPaaS and iBOLT projects through knowledge transfer.

        Services are offered as separately purchased add-on packages or as part of an overall software development and deployment technology framework. Over the last several years, Magic Software has built upon its established global presence to form joint ventures with its MSPs (Magic Software providers) who use Magic Software technology to develop solutions for their customers, and distributors to deliver successful solutions in focused market sectors.

        Partner Alliances

        Magic Software forms partner alliances to help deliver complete solutions to customers. These solutions encompass application integration, development, vertical domain expertise and hardware implementation. Magic Software maintains strategic alliances with leading vendors, like SAP, IBM, Oracle and Salesforce.com. Magic Software’s partnership with SAP, entered into in 2004, focuses on providing a special edition of iBOLT which extends the value of SAP Business One, SAP Business All in One and SAP R/3 implementations with capabilities such as extended workflows, composite applications, multi-channel access, interoperability and integration with other systems and platforms, as well as business activity and performance monitoring. Magic Software applies the same marketing concept to other leading enterprise application ecosystems, with special editions of iBOLT for Salesforce.com, Oracle’s JD Edwards, IBM i, Lotus Notes and HL7. In addition, Magic Software has alliances with system integrators, software and hardware vendors and consulting organizations. These partnerships enable Magic Software to better serve its customers worldwide.

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

        Markets and Customers

        Magic Software markets and sells its products and services in approximately 50 countries worldwide. Industries that are significantly represented in the Magic Software’s community include finance, retail, media, telecommunications, manufacturing, healthcare and government agencies. Among the thousands of end-users running their business systems with Magic Software’s technology, are the following:

        adidas-Canada, Administar Services Group, AFC Worldwide Express, Allstate, Anglo-Canadian Housewares, Anritsu, Athlon Group, Boeing, Burger King, Carey International, City of Phoenix Police Department, Club Med, CBIA, Charlotte Country Court System, Compass Group PLC, Danish Ministry of Economic, Deka Bank, Deutsche Bank, DHL, Electricité de Strasbourg, Electra, Esmee Fairbairn Foundation, Fortis Assurances, Fujitsu-Ten, Euroclear, Europ Assistance Netherlands, Financial Times, FMRP, Fraport AG, GAP, GGD Amsterdam, Grange Insurance, Heller Bank AG, Hitachi, ING Commercial Finance, Johnson & Johnson, John Menzies, Kodak, LORD Corporation, Marconi Mobile, Merrill Lynch, Matsushita, Minolta, NEC, Nestle Nespresso, Nintendo, New York State Public Defenders Association, Online Trading Academy, OTOR, Paris Nord Villepinte Exhibition Center, Philip Morris, Primagas, Prestwick House, Rosenbauer, San Francisco Courts, Semeru, Sharp System Products, Sklar Peppler TEVA, Title Solutions, Titan Software, Vadim Software, Vodafone, the United Nations, UPS, Victorinox, Vodafone, W3Com, Warren Board, and Washington State.

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

        Sapiens’Business Solutions for the Insurance Industry

        Sapiens has formulated Sapiens INSIGHT™, a suite of modular business software solutions that make use of existing assets to quickly and cost-effectively modernize business processes that are the key to survival in the current, challenging insurance landscape. Sapiens’ insurance solutions, which include the Sapiens INSIGHT™ family, are based on Sapiens eMerge™.

        Sapiens INSIGHT™ is designed for the general (property and casualty) and life insurance markets. These solutions can be customized to match specific legacy systems and business requirements, while providing pre-configured functionality. These solutions can be used independently or together as follows:

—	Sapiens INSIGHT™ for Property & Casualty is a fully functional, general insurance policy administration solution that makes it easier for brokers and agents to do business with carriers. By automating the process, this web-enabled solution reduces the cost of doing business and optimizes risk selection through the use of rules based underwriting.

—	Sapiens INSIGHT™ for Life & Pensions is a powerful and comprehensive framework-based life and pensions solution that serves companies administering life insurance, pension funds, health insurance and saving plans. Sapiens INSIGHT™ for Life & Pensions is dynamic, is highly customizable and can be easily accommodated to administer changes in processes. It is fully web-enabled, prepared to utilize the advantages of the Internet and intranet.

—	Sapiens INSIGHT™ for Closed Books, also known as LifeLite, is a solution for life insurance companies and pension funds seeking ways to reduce the cost of maintaining long-term closed books of business, that is, lines of business that are no longer current. Sapiens provides customizable solutions that enable companies to efficiently and more effectively administer policies and claims relating to closed books.

—	Sapiens INSIGHT™ for Reinsurance is a functional-rich solution for the insurance market, designed to support insurance carriers in the management of all types of reinsurance for the general (property and casualty) and life insurance markets, according to the rapidly changing requirements of the international reinsurance market. This state-of-the-art, web-enabled solution streamlines and reduces the cost of handling all reinsurance functions through automation, is based on ACORD standards and B2B XML technology, and is designed for a multi-language, multi-currency and multi-company environment.

—	Sapiens INSIGHT™ for Underwriting (formerly MediRisk INSIGHT™) is an underwriting solution for life, health and disability insurance. It reduces a customer’s costs by automating a larger portion of the process of evaluating the risks of new business and by streamlining the procedures for handling new business. By using this solution, an insurance company can make underwriting assessments on new cases earlier in the business cycle and achieve greater consistency in its decision-making. Sapiens markets INSIGHT™ for Underwriting on the basis of licensing and distribution agreements with MediRisk Solutions Ltd. which developed the solution and holds the intellectual property rights to it.

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

nextSource Inc.

        nextSource Inc., or nextSource, operates in the field of workforce management solutions by developing and delivering an innovative and comprehensive suite of services and products. This model allows customers to engage nextSource for one or any combination of capabilities that address the challenges imposed by today’s global and complex workforce issues. nextSource offers customers the ability to manage their present and future workforce needs with a high degree of flexibility, proven best practices and proprietary technology as a single source. This positions nextSource as the workforce solutions provider of choice.

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

        nextSource’s key product in this area, “The People Ticker,” is the industry’s only web-based, real-time rate and salary benchmarking tool for full-time and contingent compensation. “The People Ticker” replaces the antiquated salary survey approach by providing users with real time rate and salary data specific to an industry, geographic region and job description. With this powerful application, customers are able to assess and react to the cost of specific labor market fluctuations on a real-time basis. The application takes the guesswork out of establishing geography and position specific, hourly rates and full-time salaries for employees based on current market supply and demand. Armed with this information, customers are now able to hire and retain employees, procure contingent labor and budget for project-based initiatives in a cost effective manner. Currently, The PeopleTicker is in its third generation and covers the United States, Canada, United Kingdom and India.

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

—	Pre-Employment Screened Applicants – Certified Person

        The newest addition to nextSource’s offerings is the Certified Person platform; a sourcing tool that integrates background screening services. Certified Person removes the uncertainty of whether or not a candidate passes employment pre-screening requirements. All members of Certified Person will be put through a background screening process that will ensure they meet our customer’s specific background and on-boarding requirements prior to being engaged for any opportunities. Once they pass these requirements, these candidates will be introduced in the appropriate recruiting cycle. This solution was created to streamline the time to hire process by only sourcing and recruiting candidates who have already passed the required on-boarding requirements.

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

        The following table summarizes our revenues by operating segments for the periods indicated:

	Software Services	Proprietary Software Products	Total
	$ in thousands

Year ended December 31,
2008	485,354	105,453	590,807
2007	392,527	100,823	493,350
2006	319,939	96,868	416,807

        The following table summarizes the revenues from our IT products and services by geographic regions of our customers, for the periods indicated:

	Year ended December 31,
	2008	2007	2006
	$ in thousands

Israel	399,474	319,444	264,293
International:
United States	134,662	120,051	93,479
Other	56,671	53,855	59,035

	191,333	173,906	152,514

Total	590,807	493,350	416,807

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

        Matrix’s principal competitors in the domestic Israeli market are Israeli IT services companies and systems integrators, the largest of which are Ness Technologies Inc., Team-Malam, Taldor and One1. Matrix’s international competitors in the Israeli marketplace include HP, EDS, IBM and Microsoft. These international competitors often use local subcontractors to provide personnel for contracts performed in Israel. Most of these international entities are also business partners of Matrix.

        Magic Software’s principal competitors in the market for the uniPaaS technology are Cordys, IBM, Microsoft, Oracle, Pegasystems, Progress, Fiorano, Intersystems, Sun, TIBCO, Ultimus and Unify. The principal competitors in the market for Magic Software’s iBOLT Business and Process Integration Suite are Tibco, Informatica, Microsoft BizTalk and Software AG.

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

C.	Organizational Structure

        Formula is the parent company of the Formula Group.

        The following table presents certain information regarding the control and ownership of our significant subsidiaries, as of April 20, 2009.

Subsidiary	Country of Incorporation	Percentage Of Ownership

Matrix IT Ltd.	Israel	50.0%

Magic Software Enterprises Ltd.	Israel	58.2%

Sapiens International Corporation N.V.	Netherlands Antilles Islands	70.6%

nextSource Inc.	United States	100.00%

        The ordinary shares of Magic Software and Sapiens are traded on the NASDAQ Global Market and on the TASE, and the ordinary shares of Matrix are traded on the TASE.

D.	Property, Plants and Equipment

        Our corporate headquarters, as well as the research and development and sales and marketing headquarters of a majority of our subsidiaries, are located in Herzlia, Israel. We lease approximately 103,000 square feet of office space in Herzlia, pursuant to a lease which expires on October 31, 2013. We also lease an aggregate of approximately 194,000 square feet of office space in several other locations in Israel.

        We own a 39,300 square feet facility in Or-Yehuda, Israel used for office space of Magic.

        In addition, Sapiens leases approximately 45,000 square feet of office space in Rechovot, Israel, 4,700 square feet in the United States and 13,800 square feet in Great Britain, Magic Software leases approximately 5,100 square feet of office space in the United States and several of our subsidiaries lease some additional office space and sales and support premises in the United States, Europe and Asia.

        We believe that our properties are adequate for our present uses. If in the future we require additional space to accommodate our growth, we believe that we will be able to obtain this additional space without difficulty and at commercially reasonable prices.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        Formula is the parent company of subsidiaries and affiliates, referred to collectively as the Formula Group. We are principally engaged in providing software consulting services, developing proprietary software products and providing computer-based business solutions. We currently hold a controlling interest in three publicly traded subsidiaries: Magic Software, Matrix and Sapiens. In addition, we wholly own nextSource. We consolidate the results of operations of our subsidiaries in which we hold a controlling interest with ours. Our operating results are, and have been, directly influenced by the consolidation and cessation of consolidation of our subsidiaries. This could cause significant fluctuations of our consolidated operating results. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and you should not rely on these comparisons as indications of our future performance.

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

        We recognize, in non-operating income, gains and losses arising from the sale of previously un-issued capital stock by a subsidiary or an affiliate to outside investors, if the sale changes our ownership percentage in this entity. We measure the gain or loss by the difference between our share in the proceeds from the stock offering and the carrying amount, on an equity basis, of the proportionate reduction in our investment. Transactions of this nature do not occur on a regular basis and it is difficult for us to predict their timing.

        Our functional and reporting currency

        Beginning in 2007, Formula changed its functional currency from NIS to the dollar since most of its assets are denominated in dollars and Formula has no outstanding NIS loans. This, according to indicators as mentioned in Financial Accounting Standards Board Statement no. 52 “Foreign Currency Translation,” referred to SFAS 52. Prior to 2007, Formula operated primarily in the economic environment of the New Israeli Shekel (NIS) and its functional currency was the NIS. The functional currencies of Formula’s subsidiaries are the NIS and the dollar. Formula has elected to use the dollar as its reporting currency.

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

        The comparative figures for 2006 have been measured under the assumption that Formula’s functional currency was the NIS. The financial statements of prior years of Formula and most of its subsidiaries whose functional currency is the NIS have been translated into dollars under the principles described in SFAS 52.

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

        In accordance with FASB Statement of Financial Accounting Standards No. 142 “Goodwill and Other intangible Assets,” or SFAS 142, indefinite life intangible assets and goodwill are not amortized but rather subject to annual impairment testing.

        Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets. These write downs, if any, may have an adverse affect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired.

        The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

        Long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” or SFAS 144, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

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

        Beginning on the date of adoption of SFAS 123(R), we estimate forfeitures based on historical experience and other factors.

A.	Operating Results

        Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

        Revenues. Revenues increased 20% from $493.4 million in 2007 to $590.8 million in 2008. Revenues from the two categories of our operation were as follows: Revenues from the delivery of software services increased 24% from $392.5 million in 2007 to $485.4 million in 2008. This increase was attributable to the growth in Matrix’s and nextSource’s revenues due to an increased demand for their services. Revenues from the sale of proprietary software solutions in 2008 were $105.4 million compared to $100.8 million in 2007. This increase was attributable primarily to increase in Magic Software’s revenues.

        Cost of Revenues. Cost of revenues consists primarily of wages and related expenses and hardware and other materials costs. Cost of revenues increased 23% from $369.1 million in 2007 to $452.3 million in 2008. As a percentage of revenues, cost of revenues were relatively at the same level in 2007 and in 2008, 75% and 76%, respectively. Our software services sales are generally characterized by a lower gross margin than sales of proprietary software solutions. Cost of revenues for proprietary software solutions were $53.5 million in 2008 and $52.9 million in 2007. Cost of revenues for software services increased 26% from $316.1 million in 2007 to $398.9 million in 2008, primarily due to the increase in the cost of revenues of our subsidiaries Matrix and nextSource.

        Software Development Costs, net. Software development costs consist primarily of wages and related expenses and, to a lesser degree, consulting fees we pay to independent contractors engaged in research and development.  Software development costs, net, consist of software development costs, gross, less capitalized software costs.  Software developments costs, gross, in 2008 and 2007 were $13.2 million and $12.6 million, respectively.  In 2008, we capitalized software costs of $6.7 million compared to $6.2 million in 2007. Capitalization of software costs in 2008 was attributable to our proprietary software solutions subsidiaries. Software development costs, net, were $6.6 million and $6.5 million, in 2008 and 2007, respectively.  As a percentage of revenues, software development costs, net decreased from 1.3% in 2007 to 1.1% in 2008.  Software development costs in 2008 were attributable primarily by Magic Software and Sapiens which had research and development expenditures of approximately $2.3 million and $3.9 million, respectively. Amortization of capitalized software costs was $7.2 million in 2008 and $6.4 million in 2007, which amounts were included in cost of revenues.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, severance and related expenses, travel expenses, selling expenses, rent, utilities, depreciation, amortization and professional fees. Selling, general and administrative expenses in 2008 and 2007 were $98.7 million and $90.5 million, respectively. As a percentage of revenues, selling, general and administrative expenses were 16.7% in 2008 and 18.3% in 2007. The increase in selling, general and administrative expenses was attributable to an increase in selling, general and administrative expenses of all of our subsidiaries.

        Operating Income. Our operating income increased from $27.2 million in 2007 to $33.4 million in 2008. The operating income in 2008 was attributable to the improvement in the operating results of all of our subsidiaries, and in particular Matrix which had operating income of $27.9 million, Magic Software which had operating income of $4.3 million and Sapiens which had operating income $2.5 million. The operating income in 2007 was attributable to the improvement in the operating results of our subsidiaries, and in particular Matrix which had operating income of $24.5 million, Magic Software which had operating income of $1.3 million and Sapiens which had operating income of $800,000.

        Financial Expenses, net. Financial expenses, net increased from $3.8 million in 2007 to $6.0 million in 2008. Financial expenses, net, is influenced by various factors, including our cash balances, loan balances, changes in the exchange rate of the NIS against the dollar, changes in the exchange rate of the dollar against the euro and changes in the Israeli CPI. Financial expenses, net in 2008 are attributable to interest expenses incurred by our subsidiaries, Matrix and Sapiens, which had financial expenses of $6.6 million and $2.0 million, respectively, resulting from issuance of debentures. These expenses were primarily offset by financial income in Formula which resulted from interest derived from short-term and long-term deposits and exchange rate differentials.

        Other expenses, net. Other expenses, net in 2008 and 2007 were $580,000 and $750,000, respectively.

        Gain (Loss) on Realization of Shareholdings. Loss on realization of shareholdings in 2008 was $337,000 compared to a gain of $2.0 million in 2007.

        Taxes on Income. Taxes on income in 2008 were $3.5 million compared to $1.9 million in 2007. The increase in taxes on income in 2008 was mainly attributable to the increase in taxes of Matrix.

        Company’s Equity in Results of Affiliates, net. Our equity in losses of affiliates, net were $216,000 in 2008 compared to $653,000 in 2007. Equity in losses of affiliates in 2007 was attributable primarily to equity in losses of affiliates of Matrix.

        Minority Interest, net. Minority interest, net, includes the minority interest in companies which are not wholly owned by the Formula Group during each of the periods indicated. Minority interest in profits of subsidiaries in 2008 was $10.8 million compared to $9.7 million in 2007. This increase was primarily attributable to the improvement in the results of Magic Software and Sapiens.

        Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

        Revenues. Revenues increased 18% from $416.8 million in 2006 to $493.4 million in 2007. Revenues from the two categories of our operation were as follows: Revenues from the delivery of software services increased 23% from $320.0 million in 2006 to $392.5 million in 2007. This increase was attributable to the growth in Matrix’s and nextSource’s revenues due to an increased demand for their services. Revenues from the sale of proprietary software solutions in 2007 were $100.8 million compared to $96.9 million in 2006. This increase was attributable to increase in Magic Software’s revenues which were offset by a decrease in Sapiens’s revenues.

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

        Software Development Costs, net. Software developments costs, gross, in 2007 and 2006 were $12.6 million and $14.0 million, respectively. In 2007, we capitalized software costs of $6.2 million compared to $8.5 million in 2006. Capitalization of software costs in 2007 was attributable to our proprietary software solutions subsidiaries. Software development costs, net, increased from $5.5 million in 2006 to $6.5 million in 2007. As a percentage of revenues, software development costs, net remained at the same level of 1.3% in 2006 and 2007. The increase in software development costs was attributable primarily to Magic Software and Sapiens which had research and development expenditures of approximately $2.7 million and $3.5 million, respectively. Amortization of capitalized software costs was $6.4 million in 2007 and $8.9 million in 2006, which amounts were included in cost of revenues.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2007 and 2006 were $90.5 million and $88.8 million, respectively. As a percentage of revenues, selling, general and administrative expenses were 18.3% in 2007 and 21.3% in 2006. The increase in selling, general and administrative expenses was primarily attributable to an increase in selling, general and administrative expenses of Matrix which was offset by a decrease in selling, general and administrative expenses of Sapiens and Magic Software.

        Restructuring Costs. We had no restructuring costs in 2007. Restructuring costs in 2006 were $2.9 million and were primarily attributable to restructuring activities of Magic Software, which had restructuring costs of $2.1 million, and Sapiens which had restructuring costs of $758,000. The restructuring costs of Magic Software resulted mainly from severance payments paid in connection with the restructuring and impairment plan announced by Magic Software in the third quarter of 2006, which aimed to reduce costs and improve profitability.

        Operating Income. Our operating income increased from $10.1 million in 2006 to $27.2 million in 2007, a 59% increase. The operating income in 2007 was attributable to the improvement in the operating results of all of our subsidiaries, and in particular Matrix which had operating income of $24.5 million, Magic Software which had operating income of $1.3 million and Sapiens which had operating income $800,000. The operating income in 2006 was attributable to the improvement in the operating results of our subsidiaries, and in particular Matrix which had operating income of $19.2 million and a decrease in the net operating loss of Sapiens, which had operating loss of $1.3 million. This improvement was offset by the operating loss of $6.7 million of Magic Software.

        Financial Expenses, net. Financial expenses, net decreased from $4.6 million in 2006 to $3.8 million in 2007. Financial expenses, net in 2007 were attributable to interest expenses incurred by our subsidiaries, Matrix and Sapiens, which had financial expenses of $2.1 million and $2.8 million, respectively, resulting from issuance of debentures. These expenses were offset by financial income in Formula which resulted from interest derived from short-term deposits and exchange rate differentials.

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

Impact of Inflation and Currency Fluctuations on Results of Operations

        A significant portion of our worldwide sales is currently denominated in dollars and euros., while a substantial portion of our expenses, principally salaries and related personnel expenses, is in New Israeli Shekels (NIS). As a result, a decrease in the value of the dollar or euro relative to other foreign currencies, in particular the NIS would increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets. In recent periods, the value of the dollar and the euro decreased significantly in relation to the NIS. We cannot know whether this trend will continue in the future. If the dollar or euro value in relation to the NIS continues to decrease, our operating costs would increase, and in turn, our results of operation may be harmed. To date, we have not engaged in significant hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar or euro against the NIS. However, we cannot assure you that these measures will adequately protect us from material adverse effects arising from the impact of inflation in Israel.

        Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation of NIS against the US$	Devaluation of euro against the US$
	%	%	%

2006	(0.1)	(8.2)	(11.3)
2007	3.4	(8.7)	(11.7)
2008	3.8	(1.1)	5.6

B.	Liquidity and Capital Resources

        Since inception, we have financed our growth and business primarily through cash provided by operations and through public debt and equity offerings, as well as through private and public debt and equity offerings of our subsidiaries. In addition, we finance our business through short-term and long-term loans and borrowings available under our credit facilities.

        Cash

        At December 31, 2008 we had cash and cash equivalents and short-term investments of $156.8 million and at December 31, 2007, we had cash and cash equivalents and short-term investments of $201.8 million. At December 31, 2008, we had indebtedness to banks and others of $27.4 million, of which $10.7 million were current liabilities and $16.6 million were long-term liabilities. At December 31, 2007, we had indebtedness to banks and others of $50.6 million, of which $27.0 million were current liabilities and $23.7 million were long-term liabilities.

        Formula received a loan of approximately $3 million from the First International Bank of Israel Ltd which is secured by a pledge on a portion of our shareholdings in one of our subsidiaries. Our subsidiaries maintain credit facilities with banks in accordance with their cash requirements. These credit facilities include, inter alia, certain covenants related to their operations, such as maintaining a minimum level of shareholders’ equity and reaching certain operating results targets. Some of our subsidiaries’ assets are pledged to the lender banks. If any of our subsidiaries does not meet the covenants specified in its credit agreement, and a waiver with respect to the fulfillment of such covenant has not been received from the lender bank, the lender bank may foreclose on the pledged assets to satisfy the debt.

        Cash flow provided by operating activities in 2008 was $47.4 million compared to cash flow provided by operating activities of $43.2 million in 2007. Cash flow provided by operating activities in 2008 was primarily comprised of $27.9 million provided by Matrix, $9.8 million by Sapiens and $7.7 million by Magic Software. Cash flow provided by operating activities in 2007 was primarily comprised of $23.2 million provided by Matrix, $7.1 million by Sapiens and $7.9 million by Magic Software.

        Financing activities

        Cash flow used by financing activities in 2008 was $59.8 million compared to cash flow provided in financing activities of $12.9 million in 2007. This was mainly the result of the following transactions:

        In April 2008, Formula distributed to its shareholders a cash dividend of approximately $0.76 per share. The aggregate amount distributed by Formula was approximately $10 million.

        In 2008, Matrix distributed to its shareholders a cash dividend in the aggregate amount of approximately $11.3 million, of which $5.6 million was received by Formula.

        During 2008, Matrix repaid long-term loans to banks of approximately $10.2 million.

        During 2008, certain of our subsidiaries repaid short-term loans to banks of approximately $15.2 million, of which $6.7 million was repaid by Matrix, and $5.0 million was repaid by Sapiens and $3.4 million was repaid by Magic Software.

        In 2008, Sapiens re-purchased an aggregate amount of NIS 7.6 million nominal value of its debentures, representing approximately $2.1 million. In addition, Sapiens paid to its debenture holders $3.5 million, representing the third payment of the principal of the debentures (Series A).

        In August 2007, Matrix completed an offering of debentures to institutional and other investors in Israel, in an aggregate principal amount of approximately $62.0 million (NIS 250 million). In 2008, Matrix re-purchased an aggregate amount of NIS 47.7 million nominal value of its debentures, representing approximately $12.6 million.

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

        Recent financing activities

        In January 2009, Formula distributed to its shareholders a cash dividend of $2.27 per share, previously declared in December 2008. The aggregate amount distributed by Formula was $30 million.

        Investing activities

        In 2008, net cash used in investing activities was $41.0 million and in 2007, net cash used by investing activities was $18.8 million. These investing activities were comprised of the following transactions:

        In 2008, we purchased in the open market shares of several of our subsidiaries as follows: 217,127 shares of Matrix for aggregate consideration of $800,000, 2,392,531 shares of Magic Software for aggregate consideration of $4.5 million and 3,442,836 shares of Sapiens for aggregate consideration of $6.3 million.

        In 2008, Matrix purchased 25% of the outstanding shares of its subsidiary Tangram Soft Ltd. for an aggregate consideration of $4.7 million.

        In 2008, our subsidiaries capitalized software development costs and other costs in an aggregate amount of $6.7 million.

        In 2008, Matrix and Magic Software purchased marketable securities for aggregate consideration of $7.2 million and $1.0 million, respectively.

        On December 30, 2007, Magic Software entered into an agreement, to sell its wholly-owned subsidiary, AAOD, a Florida corporation, to Fortissimo Capital, for $17 million. Magic Software received $1.0 million of the sale proceeds in December 2007 and $16.0 million in March 2008.

        In 2008, our subsidiary Matrix purchased all the shares of TACT Computers and Systems Ltd. for an aggregate consideration of $12.5 million.

        In June 2007, we completed the sale of our entire shareholdings in BluePhoenix to international institutional investors for aggregate consideration of approximately $64 million.

        In 2007, we purchased in the open market shares of several of our subsidiaries as follows: 1,231,563 shares of Matrix for aggregate consideration of $4.3 million, 503,473 shares of Magic Software for aggregate consideration of $1.0 million and 195,107 shares of Sapiens for aggregate consideration of $326,535.

        In 2007, Matrix purchased marketable securities for aggregate consideration of $26.3 million.

        In 2007, our subsidiaries capitalized software development costs and other costs in an aggregate amount of $8.5 million.

        We believe that our available cash revenues, together with cash flows from operating activities, will be sufficient to meet our cash needs for at least the next 12 months at the current level of operations. We will consider in the future additional equity issuances, debt issuances or borrowings from banks if necessary to meet cash needs for our growth. Should we require additional financing in the future, we cannot assure you that such financing will be available on favorable terms or at all.

Commitments and Contingent Liabilities

        Formula received a loan of approximately $3 million from the First International Bank of Israel Ltd which is secured by a pledge on a portion of our shareholdings in one of our subsidiaries. Some of our subsidiaries have floating charges in favor of banks and other financial institutions. In addition, some of our subsidiaries have liens on leased vehicles, leased equipment and other assets in favor of the leasing companies.

Other Contractual Commitments

        We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Indemnification of Office Holders.”

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

        On January 1, 2006, an additional tax reform took place relating primarily to profits from investments. The main goal of the reform was to unify the tax rates applicable to profits from investments, such as interest, capital gains, and dividends. In addition, under the new reform, the tax rates applicable to companies were reduced to 27% in 2008, 26% in 2009, and 25% from 2010 and on.

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

C.	Research and Development, Patents and Licenses

        The net amount we spent on research and development activities in 2008 and 2007 remain at the same level and totaled $6.6 and $6.5 million, respectively. In 2006, we spent $5.5 million. The increase in the amount spent on research and development activities in 2007 compared to 2006 relates primarily to an increase in research and development expenditures of Sapiens. For more information about our research and development activities, see “Item 4. Information on the Company – Business Overview – Software Development.”

        For information concerning our intellectual property rights, see “Item 4. Information on the Company – Business Overview – Intellectual Property Rights.”

D.	Trend Information

        The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which have had and will continue to have a negative effect on our business, results of operations and financial condition.

        Demand for our products and services depends in large part upon the level of IT capital spending and investment in IT projects by our customers. The current economic conditions have reduced the willingness or ability of our customers and prospective customers to commit funds to IT projects, and may reduce their ability to pay for our products and services after purchase, whether as a result of possible customer insolvencies or otherwise. This has already resulted in a longer sales cycles and increased pressure on pricing. We cannot predict the timing or duration of the global economic crisis or the timing or strength of any subsequent economic recovery. We also cannot know how the economic conditions will affect our business. As we continue to market new products and penetrate international markets, we expect our selling, general and administrative expenses to continue to be relatively high.

E.	Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

        The following table summarizes our contractual obligations and commitments as of December 31, 2008.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years	Other (1)
	$ in thousands

Long-term debt obligations (2)	84,995	13,290	40,867	30,838	-	-

Lease obligations	42,039	18,419	19,408	2,122	-	-

Liability in respect of the acquisition of activities	7,964	6,954	420	420	170	-

Other long-term liabilities reflected on our balance sheet under U.S. GAAP	11,712	-	-	-	-	11,712

Total	$146,710	$38,663	$60,695	$35,470	$170	$11,712

(1)	Other obligations include severance pay which was not funded by the Company, the due date of which is unknown.
(2)	Does not include interest.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

        The following table describes information about our directors and senior management as of April 20, 2009.

Name	Age	Position

Guy Bernstein	41	Chief Executive Officer
Naamit Salomon	44	Chief Financial Officer
Naftali Shani	59	Chairman of the Board
Shimon Laor	42	Director
Tal Barnoach	46	Director
Hadas Gazit Kaiser	33	Director
Dr. Shlomo Nass	49	Director
Dr. Ronnie Vinkler (1)	63	Director
Ofer Lavie (1)	64	Director

(1)     Outside director under the Companies Law. See “Item 6. Directors, Senior Management and Employees – Board Practices – Outside Directors; Audit Committee; Internal Auditor; Approval of Certain Transactions Under the Companies Law,” below.

        Guy Bernstein was appointed our chief executive officer in January 2008. Mr. Bernstein served as a member of our board of directors from November 2006 to December 2008. Since December 2006 , Mr. Bernstein has served as chief executive officer of Emblaze, our controlling shareholder, a publicly-traded company listed on the AIM, the London Stock Exchange. Mr. Bernstein also serves as a director of Sapiens and he is the chairman of the board of Matrix and Magic Software. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze. He has served as a director of Emblaze since April 2004. Prior thereto, Mr. Bernstein served as the chief financial and operations officer of Magic Software, a position he held since 1999. He joined Magic Software from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein holds a B.A. degree in accounting and economics from Tel Aviv University and is a certified public accountant in Israel.

        Naamit Salomon has served as our chief financial officer since 1997. Ms. Salomon also serves as a director of Magic Software and Sapiens. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately-held companies in the Formula Group. Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University and an LL.M. degree from the Bar-Ilan University.

        Naftali Shani has served as chairman of our board of directors since January 2009. Mr. Shani also serves as the chairman of the board of directors of Emblaze, our controlling shareholder. Prior to founding Emblaze, Mr. Shani served as general manager of Bartrade Ltd., a subsidiary of Bank Leumi, one of Israel’s leading banks and as general manager of the Israeli Chemical Company, Pazchem. Prior thereto, Mr. Shani was the treasurer and controller of the Israeli Prime Minister’s office. Mr. Shani holds a B.A. degree in economics.

        Shimon Laor has served as one of our directors since November 2006. He also served as a director of Emblaze and as its chief financial officer from 1995 to 2000. Since then, he has been engaged in private business initiatives. Mr. Laor also serves as a director of Emblaze VCON Ltd., a partially-owned subsidiary of Emblaze. Prior to joining Emblaze in August 1995, Mr. Laor served as an economist at the head office foreign currency division of the First International Bank of Israel. Mr. Laor holds a B.A. degree in economics and accounting from Tel Aviv University.

        Tal Barnoach has served as one of our directors since November 2006. Since 1994, Mr. Barnoach has served as chairman and chief executive officer of S.E.A. Multimedia. In addition, from 2002 to 2006, he served as the chief executive officer of BeInSync, a company he co-founded in 2002. Mr. Barnoach also serves as the executive vice chairman of zone IP of Emblaze. Since 1999, Mr. Barnoach has served as chairman of Orca Interactive Ltd. Mr. Barnoach holds a B.A. degree in economics from Tel Aviv University.

        Hadas Gazit Kaiser has served as one of our directors since March 2007. Ms. Gazit Kaiser also serves as the chief financial officer of Magic Software since January 2009. Ms. Gazit Kaiser has served as the chief financial officer and finance director of Emblaze from December 2006 until December 2008. During 2005 and 2006, she served as the vice president, finance of Emblaze and the chief financial officer of Emblaze Mobile. From 2003 to 2005, Ms. Gazit Kaiser served as the budget control manager of TTI Team Telecom International Ltd., a NASDAQ-listed company. Prior thereto, Mrs. Gazit Kaiser acted as a manager at Kost, Forer Gabbay & Kasierer. Mr. Gazit Kaiser is a director of Magic Software, Sapiens, Matrix and Rad View Software Ltd. Ms. Gazit Kaiser holds a B.A. degree in economics and accounting and an M.B.A. degree in finance, both from Tel Aviv University, and she is a certified public accountant in Israel.

        Dr. Shlomo Nass has served as one of our directors since April 2003. Dr. Nass is a senior partner at Dr. Shlomo Nass and Co. Ltd., and a president of and a partner in I.G.B. – Israel Global Business, an investment group. Mr. Nass performed various public duties and serves as a director of I.G.B., IRS-TKB International Consultants Ltd., Mivnei Taasiya Ltd., TAO, N.M.C., Yuli Shukei Hon Ltd., The Azure Beach Development Company (Tel Aviv-Herzliya) Ltd., Shir Lak Ltd., M.D.K. Touch Ltd. and Haniman Enterprises Ltd. Mr. Nass holds a B.Sc. degree in economics and accounting, an LL.B. degree, and a Ph.D degree in law, all from Bar-Ilan University. He is a certified public accountant in Israel and a member of the Israel Bar.

        Dr. Ronnie Vinkler has served as one of our outside directors since March 2007. Dr. Vinkler is an independent business development and management analysis consultant. Dr. Vinkler also serves as a director of Kaman Capital Ltd. In 2002 and 2003, Dr. Vinkler served as general manager of Icom Mobile (Israel). From 2000 to 2002, he served as general manager of B.I.S. Advanced Software Solutions Ltd. Since 2003, Dr. Vinkler has been in charge of business development with several companies like Tesnet, Aman Computers and more. Dr. Vinkler holds a B.Sc. degree in aeronautical engineering and industrial engineering and management from the Technion, Israel Institute of Technology, and a M.Sc. and Ph.D in aeronautical engineering from Caltech, California Institute of Technology.

        Ofer Lavie has served as one of our outside directors since March 2007. Mr. Lavie is an independent financial business development consultant. From 1999 to 2005, Mr. Lavie served as the chief financial officer of Metalink Ltd., a public company listed on the NASDAQ Global Market and the TASE. Mr. Lavie also serves as a director of Yozma Pension Fund for Self Employed Ltd., a Migdal Group fund, and of Alpa Cosmetics Ltd. Mr. Lavie also serves as an outside director of Procognia (Israel) Ltd., a public company traded on the TASE and Shaniv Paper Industries Ltd. In addition, Mr. Lavie serves as the chief executive officer of the Education Center in the CFO Forum in Israel Mr. Lavie holds a B.Sc. degree in economics from Tel Aviv University.

B.	Compensation

        In 2008, Formula paid to its directors and officers (nine persons) aggregate direct remuneration of approximately $804,000. This amount includes amounts set aside or accrued to provide post-employment benefits.

        This amount does not include the following:

—	amounts expended by us for automobiles made available to Formula's officers;

—	expenses, including business travel, professional and business association dues and expenses, that Formula reimburses its officers for; and

—	other fringe benefits that companies in Israel commonly reimburse or pay to their officers.

        The amount also includes payment of director’s fees to Formula’s outside directors and Mr. Shlomo Nass. Formula compensates its outside directors in accordance with the regulations promulgated under the Israeli Companies Law, 1999, referred to as the Companies Law. Formula compensates Mr. Shlomo Nass in such amounts specified in the regulations.

        Formula’s employee directors do not receive fees for their services as directors. In 2008, Formula paid an aggregate amount of $26,960 for post-employment benefits for Formula’s executive officers and directors. Under Israeli law, Formula is not required to disclose, and has not otherwise disclosed, the compensation of its senior management and directors on an individual basis.

        Generally, we enter into written employment agreements with our executive officers pursuant to which, among other things, we pay them a monthly salary in an agreed amount. The salary is linked to the Israeli CPI. Each party may terminate the agreement upon up to 6 months prior notice. If we terminate any of these employment agreements, we will have to pay the usual severance pay required under Israeli law for all employees.

        In December 2008, our chief executive officer, Mr. Guy Bernstein, ceased to serve as a member of our board of directors. His service agreement with us was terminated and replaced by a new agreement, the terms of which have been approved by our board of directors, as required under Israeli law.

        Under his new service agreement, Mr. Guy Bernstein continues to be entitled to an annual bonus, previously approved by our audit committee, board of directors and shareholders, in an amount equal to 3.3% of our net profit (including capital gains) after tax. An advance of 70% of the bonus is paid quarterly, based on our quarterly financial statements, subject to final adjustment at the end of each year.

        Under his former service agreement, Mr. Bernstein was granted, for his services as a director, options to purchase 198,000 ordinary shares, each exercisable at an exercise price of NIS 60 per share (not linked to the CPI) (approximately $16.35). In June 2008, Mr. Bernstein waived his right to receive such options. For information regarding additional options to purchase ordinary shares granted to Mr. Bernstein, see “Item 6.E. Share Ownership” below.

C.	Board Practices

        Pursuant to our articles of association, directors are elected at the annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Our board is comprised of 7 persons, of which the following three have been determined by the board to be independent within the meaning of the applicable NASDAQ requirements: Shlomo Nass, Ronnie Vinkler and Ofer Lavie. The board includes two outside directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “Outside Directors” below. Each director, except for the outside directors, holds office until the next annual general meeting of shareholders. Officers are appointed by our board of directors. For information regarding the employment agreements of our officers, see “Item 6. Directors, Senior Management and Employees – Compensation.”

        Companies trading on The NASDAQ Global Market are generally required to have a majority of their board members be independent. We are exempt from this requirement under the “controlled company” exemption because more than 50% of our voting power is held by Emblaze.

        Under a recent amendment to the Companies Law, a person who lacks the necessary qualifications and the ability to devote an appropriate amount of time to the performance of his or her duties as a director shall not be appointed director of a publicly traded company and shall not serve as a director of such company. While determining a person’s compliance with such provisions, the company’s special requirements and its scope of business shall be taken into consideration. Where the agenda of a shareholders meeting of a publicly traded company includes the appointment of directors, each director nominee should submit a declaration to the company confirming that he or she has the necessary qualifications and he or she is able to devote an appropriate amount of time to performance of his duties as a director. In the declaration, the director nominee should specify his or her qualifications and confirm that the restrictions set out in the Companies Law, do not apply.

        Under the Companies Law, if a director ceases to comply with any of the requirements provided in the Companies Law, such director must notify the company immediately about it, and his term of service shall terminate on the date of the notice.

        Outside Directors under the Companies Law

        Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two outside directors. This law provides that a person may not be appointed as an outside director if the person or the person’s relative, partner, employer, another person to whom he was directly or indirectly subject, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as outside director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

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

        If an outside director ceases to comply with any of the requirements provided in the Companies Law with respect to the appointment of outside directors, such outside director must notify the company immediately about it, and his term of service shall terminate on the date of the notice.

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

        Independent Directors Under the Companies Law

        Under a recent amendment to the Companies Law, a publicly traded company may prescribe in its articles of association that its board of directors shall include independent directors in such number or such percentage as to be provided in the articles. An “independent director” is defined as a director who meets all of the following:

—	the audit committee confirms that he or she meets the qualifications for being appointed as an outside director, except for the requirement for financial and accounting expertise or professional qualifications; and

—	he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of up to two years in the service shall not be deemed to interrupt the continuation of the service.

        The Companies Law provides that if the company has no controlling shareholder or a shareholder that holds at least 25% of the voting rights in the company, most of the members of the board shall be independent directors. If the company has a controlling shareholder or a shareholder that holds at least 25% of the voting rights therein, at least one-third of the directors shall be independent directors.

        As of the date of this annual report, our articles of association have not yet been amended to include the new provisions of the Companies Law relating to independent directors.

        Qualifications of Other Directors Under the Companies Law

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

        We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2008 was approximately $200,000.

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

        We have approximately 5,500 full-time employees, of whom approximately 4,730 are software professionals. Most of our employees are located in Israel and the other in the United States, Europe and other places abroad. In 2007, we had approximately 4,950 full-time employees, of whom approximately 4,260 were software professionals. In 2006, we had approximately 5,290 full-time employees, of whom approximately 4,550 were software professionals. The increase in the number of employees in 2008 compared to 2007 related primarily to the increase in the number of employees in Matrix and nextSource, which was offset by a decrease in the number of employees in Magic Software and Sapiens. The decrease in the number of employees in 2007 compared to 2006 related primarily to the decrease in the number of employees in Magic Software, Sapiens and ,in particular, nextSource, which was offset by an increase in the number of employees in Matrix.

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

        As of April 20, 2009, none of our directors and officers had a share ownership in our company, nor did they hold options to purchase shares, except for Mr. Guy Bernstein, our chief executive officer , as described below.

        Mr. Bernstein was granted, for his services as a director, options to purchase 198,000 ordinary shares, each exercisable at an exercise price of NIS 60 per share (approximately $16.35). In June 2008, Mr. Bernstein waived his right to receive such options.

        In January 2009, we granted to Mr. Bernstein, in connection with his new service agreement, options to purchase 396,000 ordinary shares. These options vest over a three-year period, commencing on December 17, 2008, on a quarterly basis. The exercise price of the options is NIS 0.01 per share. The options shall expire six years of the date of grant. As of April 20, 2009, Mr. Bernstein is the beneficial owner of less than 1% of our outstanding share capital (including options exercisable within 60 days of this annual report).

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

        Of the options available for grant under the plan, we granted in January 2009, options to purchase 396,000 ordinary shares to our chief executive officer, each exercisable at an exercise price of NIS 0.01. For more information, see “Item 6.B. Compensation.”

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

        The following table presents information regarding the ownership of Formula’s ordinary shares at April 20, 2009 by each person known to us to be the beneficial owner of more than 5% of Formula’s ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC. None of the holders of the ordinary shares listed in this table have voting rights different from other holders of Formula’s ordinary shares. Except where indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of Formula’s shares listed below have sole investment and voting power with respect to the shares.

Name and Address	Shares Beneficially Owned		Percent of Class (1)

Emblaze Ltd.(2)	6,820,091		51.7%

Menora Mivtachim Holdings Ltd. (3)	1,141,360	(4)	8.6%

Clal Insurance Enterprises Holdings Ltd. (5)	1,202,967	(6)	9.12%

(1)	Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of April 20, 2009, are treated as outstanding only for the purposes of determining the percent owned by this person or group. Percentages in the above table are based on 13,200,000 ordinary shares outstanding as of April 20, 2009.
(2)	In November 2006, Emblaze Ltd., referred to as Emblaze, purchased from FIMGold LP all of its shareholdings in Formula, i.e. 33.4% of our outstanding share capital. Since then and until April 20, 2009, Emblaze purchased additional shares of Formula in the open market and in privately negotiated transactions, bringing its holdings in Formula to 51.7%. Emblaze is a public company traded on the main list of the London Stock Exchange. The major shareholders of Emblaze, based on publicly available and other information (i.e., persons that hold 5% or more of the share capital of the Emblaze) are Naftali Shani, the chairman of the board of directors of Emblaze (who holds approximately 13.9% of the outstanding share capital of Emblaze) and Eli Reifman, vice-chairman of the board of directors of Emblaze (who holds approximately 13.55% of the outstanding share capital of Emblaze), Fortissimo Capital Management Ltd. (that holds approximately 16% of the outstanding share capital of Emblaze), Schroders Plc (that holds approximately 15% of the outstanding share capital of Emblaze) and Donald Sturm (who holds approximately 8.9% of the outstanding share capital of Emblaze).
(3)	Menora Mivtachim Holdings Ltd. is a holding company publicly-traded on the TASE. 61.86% of Menora Mivtachim Holding’s outstanding shares are held, directly and indirectly, by Menachem Gurevitch, and 38.14% are publicly held.
(4)	Pursuant to Amendment No. 2 to Schedule 13D filed on March 19, 2009.
(5)	Clal Insurance Enterprises Holdings Ltd., referred to as Clal Insurance, is publicly traded on the TASE. The controlling shareholder of Clal Insurance is IDB Development Corporation Ltd. (57.53%) and Bank Hapoalim Ltd. holds a 9.95% interest in Clal Insurance.
(6)	Pursuant to Schedule 13G/A filed on February 13, 2009, of the 1,202,967 shares reported as beneficially owned by Clal Insurance (i) 1,202,265 shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions; and (ii) 702 shares are held by third-party client accounts managed by Clal Finance Batucha Investment Management Ltd., a wholly owned subsidiary of Clal Finance Ltd., as portfolio managers, which operates under independent management and makes investment decisions independent of Clal Insurance and Clal Finance.

        As of April 20, 2009, 13,200,000 ordinary shares were issued and outstanding, excluding 24,780 ordinary shares that we purchased during 2002. On April 20, 2009, we had approximately 2 shareholders of record. All of our ordinary shares have equal voting rights. However, under applicable Israeli law, the shares we hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

        As of April 20, 2009, 564,066 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York, representing 564,066 of our ordinary shares. As of that date, there were approximately 25 registered holders of ADSs in the United States.

B.	Related Party Transactions

        Indemnification of Office Holders

        In December 2005, the general meeting of shareholders approved the grant of new indemnification letters to office holders following the amendment of the Companies Law adopted in March 2005 and the changes in articles of association approved by the general meeting in December 2005.

        The indemnification letters provide, among other things, that will indemnify each of office holders to the maximum extent permitted by articles of association. Advance payments for coverage of legal expenses in criminal proceedings will be required to be repaid by office holders to the company if such office holder is found guilty of a crime which requires proof of criminal intent, or if it is determined that the office holder is not lawfully entitled to such indemnification.

        All of the indemnification letters granted to office holders are identical, including indemnification letters granted to office holders who are or may be considered “controlling persons” under the Companies Law.

        The indemnification is limited to the expenses and matters detailed in the indemnification letters insofar as they result from the office holder’s actions which includes, among other things, the following matters: the offering of securities by us to the public or to private investors; the offer by us to purchase securities from the public, private investors or other holders, whether pursuant to a prospectus, agreement, tender or any other proceeding; occurrences resulting from being a public company, or from the fact that our securities were offered to the public and traded on the NASDAQ and on the TASE; and occurrences in connection with investments.

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

        Office Holders’Insurance

        We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium Formula paid during 2008 was approximately $200,000.

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

        Dividend policy

        Under Formula’s dividend policy adopted by its board of directors, sums that are not planned to be used for investments in the near future, will be distributed to the shareholders as a cash dividend, to the extent that our performance allows such distribution. In recent years, Formula has made the following distributions:

        In January 2009, Formula distributed to its shareholders a cash dividend of $2.27 per share, previously announced in December 2008. The aggregate amount distributed by Formula was approximately $30 million.

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

        There has been no material change in our financial position since December 31, 2008.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

        Price Range of Ordinary Shares

        The following table sets forth the high and low closing price for our ordinary shares on the TASE, for the periods indicated. The exchange rate reported by the Bank of Israel on April 20, 2009 was NIS 4.207 = $1.00.

Period	Closing Price Per Share
	in NIS
	High	Low

2004	98.40	61.83
2005	89.65	46.84
2006	60.15	39.99
2007	60.59	44.97
First Quarter	54.39	46.99
Second Quarter	60.07	52.05
Third Quarter	60.59	48.85
Fourth Quarter	57.68	44.97
2008	47.78	17.53
First Quarter	47.78	37.30
Second Quarter	34.69	24.08
Third Quarter	28.58	22.52
Fourth Quarter	36.09	17.53
October	36.19	27.39
November	27.85	20.17
December	23.88	17.53
2009
First Quarter	31.05	16.16
January	31.05	16.76
February	18.55	16.22
March	19.17	16.16
April (through April 20)	20.19	19.10

        Price Range of American Depositary Shares

        The following table sets forth, for the periods indicated, the high and low closing sale prices for the ADSs, as reported by the NASDAQ Global Market.

Period	Closing Price Per Share
	in $
	High	Low

2005	20.44	11.00
2006	14.00	9.15
2007	15.42	9.02
First Quarter	12.80	11.43
Second Quarter	15.27	12.69
Third Quarter	14.75	11.78
Fourth Quarter	15.42	9.02
2008	14.14	4.99
First Quarter	14.14	10.9
Second Quarter	13.32	9.48
Third Quarter	10.78	9.20
Fourth Quarter	11.01	4.99
October	11.01	7.44
November	7.60	5.40
December	6.53	4.99
2009
First Quarter	8.00	3.59
January	8.00	4.02
February	4.65	3.90
March	4.62	3.59
April (through April 20)	4.89	4.55

B.	Plan of Distribution

Not applicable.

C.	Markets

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

        Description of Our Share Capital

        Our company’s share capital consists of ordinary shares. Our articles of association do not restrict in any way the ownership of our ordinary shares by non-residents, except that these restrictions may exist with respect to citizens of countries which are in a state of war with Israel.

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

        We consider the sale of our shareholdings of BluePhoenix as a material contract. For more information about this transaction, see “Item 4. Information on the Company–History and Development–Capital Expenditures and Divestitures.”

D.	Exchange Controls

        Under current Israeli regulations, we may pay dividends or other distributions in respect of our ordinary shares either in non-Israeli or Israeli currencies. If we make these payments in Israeli currency, they will be freely transferred in non-Israeli currencies at the rate of exchange prevailing at the time of conversion. We expect therefore, that dividends, if any, that we pay to holders of ADSs, will be paid in dollars, net of conversion expenses, expenses of the depositary, the Bank of New York, and Israeli income taxes. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when wer pay them in NIS. See “Item 3. Key Information–Risk Factors.”

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

        United States Federal Income Tax Considerations

        Subject to the limitations described herein, this discussion summarizes certain United States federal income tax consequences of the purchase, ownership and disposition of our ordinary shares or ADSs to a United States holder. A United States holder is a holder of our ordinary shares or ADSs who is:

—	an individual who is a citizen or resident of the United States for United States federal income tax purposes;

—	a corporation (or another entity taxable as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any political subdivision thereof, or the District of Columbia;

—	an estate, the income of which is subject to United States federal income tax regardless of its source; or

—	a trust (i) if, in general, a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable United States Treasury Regulations to be treated as a United States person.

        Unless otherwise specifically indicated, this discussion does not consider the United States tax consequences to a person that is not a United States holder (a “non-United States holder”) and considers only United States holders that will own the ordinary shares or ADSs as capital assets (generally, for investment).

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular United States holder based on the United States holder’s individual circumstances. In particular, this discussion does not address the United States federal income tax consequences to United States holders who are broker-dealers, insurance companies, tax-exempt organizations, financial institutions, “financial service entities,” ,real estate investment trusts, regulated investment companies, grantor trusts, individual retirement and tax-deferred accounts, or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, United States holders holding the ordinary shares or ADSs as part of a hedging, straddle or conversion transaction, United States holders whose functional currency is not the United States dollar, United States holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation, certain former citizens or long-term residents of the United States and United States holders subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold the ordinary shares or ADSs through, a partnership or other pass-through entity is not considered, nor is the possible application of United States federal estate or gift taxes or any aspect of state, local or non- United States laws.

        You are advised to consult your tax advisor with respect to the specific United States federal, state, local and foreign tax consequences of purchasing, holding or disposing of our ordinary shares or ADSs.

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

        Dividends paid by us in NIS generally will be included in the income of United States holders at the dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the spot rate of exchange in effect on the date the distribution is received. United States holders will have a tax basis in NIS for United States federal income tax purposes equal to that dollar value. A United States holder that converts a dividend paid in NIS into United States dollars subsequent to receipt may have foreign exchange gain or loss arising from exchange rate fluctuations, which will generally be taxable as United States source ordinary income or loss.

        Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, United States holders may elect to claim as a foreign tax credit against their United States federal income tax liability, the non-U.S. income tax withheld from dividends received in respect of the ordinary shares or ADSs. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the United States federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes. United States holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A United States holder will be denied a foreign tax credit for non-U.S. income tax withheld from a dividend received on the ordinary shares or ADSs (i) if the United States holder has not held the ordinary shares or ADSs for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the United States holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a United States holder has substantially diminished its risk of loss on the ordinary shares or ADSs are not counted toward meeting the required 16-day holding period.

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

Tax Consequences if We Are a Passive Foreign Investment Company

        We will be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. If we are a PFIC, a United States holder must determine under which of three alternative taxing regimes it wishes to be taxed:

—	The “QEF” regime applies if the United States holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the United States holder owns our ordinary shares or ADSs or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. If the QEF regime applies, then each year that we are a PFIC, such United States holder will include in its gross income a proportionate share of the our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing United States holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the United States holder. A United States holder’s basis in our ordinary shares or ADSs for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing United States holder to treat any gain realized on the disposition of his ordinary shares or ADSs as capital gain.

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

—	A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares or ADSs are “marketable stock” (e.g., “regularly traded” on the NASDAQ Global Market). Pursuant to this regime, an electing United States holder’s ordinary shares or ADSs are marked-to-market for each taxable year that we are a PFIC and the United States holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares or ADSs and the United States holder’s adjusted tax basis therein. Losses are allowed only to the extent of net mark-to-market gain previously included by the United States holder under the election for prior taxable years. An electing United States holder’s adjusted basis in our ordinary shares or ADSs is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

Under the mark-to-market election, in a taxable year that we are a PFIC, gain on the sale of our ordinary shares or ADSs is treated as ordinary income, and loss on the sale of our ordinary shares or ADSs, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss (losses in excess of net mark-to-market gain previously included are generally capital losses). The mark-to-market election applies to the taxable year for which the election is made and all later taxable years, unless the ordinary shares or ADSs cease to be marketable or the IRS consents to the revocation of the election.

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

Excess distributions must be allocated ratably to each day that a United States holder has held our ordinary shares or ADSs. A United States holder must include amounts allocated to the current taxable year and to any period prior to the first day of the first taxable year for which we are a PFIC in its gross income as ordinary income for the current taxable year. All amounts allocated to other years of the United States holder would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The United States holder also would be liable for interest on the deferred tax liability for each such other year calculated as if such liability had been due with respect to each such other year. A United States person who inherits shares or ADSs in a non-U.S. corporation that was a PFIC in the hands of the decedent is generally denied the otherwise available step-up in the tax basis of such shares or ADSs. Instead, such United States holder’s basis would be equal to the lessor of the decedent’s basis or the fair market value of the ordinary shares or ADSs.

        We believe that in 2008 we were not a PFIC and currently we expect that we will not be a PFIC in 2009. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our assets, the amount and type of our gross income and the market value of our ordinary shares. Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2009 or in a future taxable year. We will notify United States holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable United States holders to consider whether or not to elect to treat us as a QEF for United States federal income tax purposes or to “mark to market” the ordinary shares or ADSs or to become subject to the “excess distribution” regime.

        United States holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Information Reporting and Backup Withholding

        A United States holder generally is subject to information reporting and may be subject to backup withholding (currently at rate of up to 28% through 2010) with respect to dividend payments on, or receipt of the proceeds from the disposition of, the ordinary shares or ADSs. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations, or if a United States holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the United States federal income tax liability of a United States holder, or alternatively, the United States holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Currency Exchange Rate Fluctuations and Impact of Inflation

        In light of the nature of our activities, we invest our cash and cash equivalents primarily in short-term and long-term deposits. As of December 31, 2008, we invested substantially all of the cash we held in dollar accounts bearing interest based on LIBOR, euro accounts and NIS accounts bearing interest based on the Israeli prime rate.

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

Fluctuations in Market Price of Securities We Hold

        We hold securities of several publicly traded companies on the NASDAQ Global Market and the TASE. These companies include Magic Software, Matrix and Sapiens. We consider these holdings as long-term holdings. We are exposed to the risk of fluctuation of the price of these companies’ securities. All of these publicly traded companies have experienced significant historical volatility in their stock prices. Fluctuations in the market price of our holdings in these companies may result in the fluctuation of the value of our assets. We typically do not attempt to reduce or eliminate our market exposure on these securities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

P A R T  II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

        (a) Disclosure Controls and Procedures. Based on management’s evaluation (with the participation of our chief executive officer and chief financial officer), as of December 31, 2008, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

        Our chief executive officer and chief financial officer assessed the effectiveness of Formula’s internal control over financial reporting as of December 31, 2008. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of December 31, 2008, Formula’s internal control over financial reporting is effective based on those criteria.

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

        (c) Attestation Report of the Registered Public Accounting Firm. This annual report includes an attestation report of our registered public accountant assessing our internal control over financial reporting.

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

Principal Accountant Fees and Services

        We paid the following fees for professional services rendered by Ziv Haft independent registered public accounting firm, BDO member firm, for the years ended December 31:

	2008	2007
	($ in thousands)

Audit Fees	669	617
Audit-Related Fees	100	150
Tax Fees	77	96
All Other Fees	-	-

Total	846	863

        The Audit Fees for the years ended December 31, 2008 and 2007 were for professional services rendered for the audits of our annual consolidated financial statements, review of our consolidated quarterly financial statements, statutory audits of Formula and certain subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

        The audit-related fees for the years ended December 31, 2008 and 2007 were primarily related to internal control review.

        Tax Fees for the years ended December 31, 2008 and 2007 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

        The NASDAQ Global Market requires companies with listed shares to comply with its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. companies. However, except for certain instances described below, we have generally chosen to comply with the NASDAQ Global Market’s corporate governance rules as though we were a U.S. company. Accordingly, except for such difference described below, we do not believe there are any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer under the NASDAQ Global Market corporate governance rules.

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

ITEM 18. FINANCIAL STATEMENTS

        Our consolidated financial statements and the reports of independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted on the pages below:

ITEM 19. EXHIBITS

Exhibit No.

1.1	Memorandum of Association (1)

1.2	Articles of Association as amended on December 28, 2005 (2)

4.1	Form of Letter of Indemnification, dated December 28, 2005 (2)

4.2	International Securities Purchase Agreement dated June 15, 2007 between the Registrant and each of the purchasers identified on the signature pages of the agreement (3)

4.3	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)*

Exhibit No.

8	List of Subsidiaries*

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of the Chief Financial Officer pursuant to Section. 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm*

15.2	Consent of Levy Cohen and Co.*

15.3	Consent of Levy Cohen and Co.*

15.4	Consent of Kost, Forer, Gabbay & Kaiserer*

15.5	Consent of Kost, Forer, Gabbay & Kaiserer*

15.6	Consent of Verstegen accountants en belastingadviseurs*

15.7	Consent of KDA Audit Corporation*

15.8	Consent of Maria Negyessy*

*Filed herewith.

(1)     Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).
(2)     Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2006.
(3)     Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2007.

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

2008 Annual Report

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

2008 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

ZIV HAFT Certified Public Accountants (Isr.)	Head Office: Amot Bituach House Building B 46-48 Menachem Begin Road, Tel-Aviv 66184 Tel: +972 3 638 6868, Fax: +972 3 639 4320 E-mail: zivhaft@bdo.co.il www.bdo.co.il

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
FORMULA SYSTEMS (1985) LTD.

We have audited the accompanying consolidated balance sheets of Formula Systems (1985) Ltd. and its subsidiaries (the “Company”) as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose consolidated assets constitute approximately 21% and 22% of total consolidated assets as of December 31, 2008 and 2007, respectively, and whose consolidated revenues constitute approximately 18%, 20% and 23% of total consolidated revenues for the years ended December 31, 2008, 2007 and 2006, respectively. The financial statements of those subsidiaries were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of those subsidiaries is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors , the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission (COSO) and our report dated April 27, 2009 expressed an unqualified opinion thereon.

Tel Aviv, Israel
April 27, 2009

Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

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

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
FORMULA SYSTEMS (1985) LTD.

We have audited Formula Systems (1985) Ltd. (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15b “Management Report Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 and our report dated April 27, 2009 expressed an unqualified opinion thereon.

Tel Aviv, Israel

April 27, 2009

Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

Haifa Tel: 04-8680600, Fax: 04-8620866 Jerusalem Tel: 02-6546200, Fax: 02-6526633	Kiryat Shmona Tel: 04-6951389, Fax:04-6951360 Beer Sheva Tel: 08-6654432, Fax: 08-6270008

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
	(U.S. $ in thousands)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	110,602	161,504
Short-term investments (Note 3)	46,158	40,276
Trade receivables (net of allowances for doubtful debts of $4,326
and $4,678 as of December 31, 2008 and 2007, respectively)	158,166	139,478
Other current assets (Note 17A)	16,104	34,822
Inventories	2,772	3,157
Total assets attributed to discontinued operations	31	41

	333,833	379,278

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments (Note 5)	15,844	14,849
Investments in affiliates (Note 6)	3,694	3,792

	19,538	18,641

SEVERANCE PAY FUND	38,105	36,851

PROPERTY AND EQUIPMENT, NET (Note 7)	15,228	15,794

GOODWILL (Note 1J and Note 8)	143,352	119,014

OTHER ASSETS, NET (Note 9)	46,566	43,046

	596,622	612,624

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

	December 31,
	2008	2007
	(U.S. $ in thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Liabilities to banks and others (Notes 17B and 11B)	10,731	26,954
Trade payables	57,240	57,099
Other accounts payable (Note 17C)	79,768	73,072
Dividend payable	29,964	-
Liability in respect of the acquisition of subsidiaries (Note 10)	6,954	-
Debentures (Note 12)	5,157	3,524
Total liabilities attributed to discontinued operations	372	503

	190,186	161,152

LONG-TERM LIABILITIES:
Debentures (Note 12)	56,004	71,880
Deferred taxes	4,502	3,276
Customer advances	1,093	2,181
Liabilities to banks and others (Note 11)	16,640	23,685
Liability in respect of the acquisition of activity	1,010	1,373
Accrued severance pay	49,817	42,774

	129,066	145,169

MINORITY INTEREST	107,433	107,915

COMMITMENTS AND CONTINGENCIES (Note 14)

SHAREHOLDERS' EQUITY (Note 15):
Share capital - ordinary shares of NIS 1 par value
(authorized - December 31, 2008 and 2007 - 25,000,000 shares;
issued: December 31, 2008 - 13,224,780 and 2007 - 13,224,780 shares)	3,736	3,736
Additional paid-in capital	132,588	132,545
Retained earnings	40,972	69,229
Other accumulated comprehensive loss	(7,100)	(6,863)

	170,196	198,647
Cost of 24,780 treasury shares	(259)	(259)

TOTAL SHAREHOLDERS' EQUITY	169,937	198,388

	596,622	612,624

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2008	2007	2006
	(U.S. $ in thousands,
	except per share amounts)

Revenues (Note 17H)
Proprietary software products	105,453	100,823	96,868

Software services	485,354	392,527	319,939

Total revenues	590,807	493,350	416,807
Cost of revenues
Proprietary software products	53,483	52,923	53,820
Software services	398,780	316,187	255,627

Total cost of revenues	452,263	369,110	309,447

Gross profit	138,544	124,240	107,360
Research and development costs, net	6,564	6,547	5,508
Selling, general and administrative expenses	98,607	90,458	88,844
Restructuring and non-recurring costs (Note 17D)	-	-	2,911

Operating income	33,373	27,235	10,097
Financial expenses, net (Note 17E)	(6,008)	(3,810)	(4,660)
Gain (losses) on realization of shareholdings, net (Note 17G)	(337)	2,039	3,724
Other expenses (Note 17F)	(580)	(750)	(1,102)

Income before taxes on income	26,448	24,714	8,059
Taxes on income (Note 16)	(3,544)	(1,933)	(3,766)

	22,904	22,781	4,293
Equity in gains (losses) of affiliated companies, net	(216)	(653)	47
Minority interest in earnings of subsidiaries, net	(10,819)	(9,667)	(4,832)

Income (loss) from continuing operation	(11,869)	(12,461)	(492)
Income from discontinued operation, net (Note 18)	-	24,798	10,507

Net income	11,869	37,259	10,015

Earnings (losses) per share generated from continuing operation:
Basic	0.88	0.95	(0.04)

Diluted	0.88	0.93	(0.04)

Earnings (losses) per share generated from discontinued operation:
Basic	-	1.87	0.84

Diluted	-	1.86	0.77

Total earnings per share:
Basic	0.88	2.82	0.8

Diluted	0.88	2.79	0.73

Weighted average number
of shares outstanding in thousands (Note 17J):
Basic	13,200	13,200	13,200

Diluted	13,200	13,200	13,298

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share Capital
	Number of Shares	Amount	Additional paid-in Capital	Retained Earnings	Accumulated other comprehensive loss	Cost of Treasury Shares	Total
	(U.S. $ in t h o u s a n d s )

Balance as of January 1, 2006	13,200,000	3,736	132,509	49,164	(21,705)	(259)	163,445
Changes during 2006:
Net Income				10,015	-	-	10,015
Unrealized loss from available-for-sale securities, net					376	-	376
Currency translation adjustments	-	-	-		6,433	-	6,433

Total comprehensive income	-	-	-	-			16,824
Employee stock options exercised	-	-	36	-	-	-	36
Spin off	-	-	-	(27,015)	-	-	(27,015)

Balance as of December 31, 2006	13,200,000	3,736	132,545	32,164	(14,896)	(259)	153,290
Changes during 2007:
Net Income	-	-	-	37,259	-	-	37,259
Unrealized gain from available - for-sale securities, net	-	-	-	-	(221)	-	(221)
Currency translation adjustments	-	-	-	-	8,254	-	8,254

Total comprehensive income	-	-	-	-	-	-	45,292
Implementation of FSP EITF 00-19-2	-	-	-	236	-	-	236
Cumulative impact of change in accounting for
uncertainties in income taxes (FIN 48)	-	-	-	(430)	-	-	(430)

Balance as of December 31, 2007	13,200,000	3,736	132,545	69,229	(6,863)	(259)	198,388
Changes during 2008:
Net Income	-	-	-	11,869	-	-	11,869
Unrealized and realized gain from available - for-sale securities, net	-	-	-	-	(1,123)	-	(1,123)
Other than temporary impairment on marketable securities	-	-	-	-	27	-	27
Currency translation adjustments	-	-	-	-	859	-	859

Total comprehensive income	-	-	-	-	-	-	11,632
Gain from issuance of shares to third party in development stage entity	-	-	43	-	-	-	43
Dividend to shareholders	-	-	-	(40,126)	-	-	(40,126)

Balance as of December 31, 2008	13,200,000	3,736	132,588	40,972	(7,100)	(259)	169,937

Accumulated unrealized loss from available - for-sale securities					(1,068)
Accumulated currency translation adjustments					(6,032)

Accumulated other comprehensive loss					(7,100)

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	11,869	37,259	10,015
Adjustments to reconcile net income to net cash provided
by operating activities:
Impairment and write down of other investments and fixed assets	502	649	956
Impairment of available for sale marketable securities	-	1,789	-
Minority interest in earnings of consolidated subsidiaries	10,819	15,464	13,523
Equity in losses (gains) of affiliated companies, net	216	653	(459)
Depreciation and amortization	13,082	15,806	44,887
Increase in accrued severance pay, net	4,984	542	1,839
Gain from sale of subsidiaries	-	(28,037)	(2,485)
Loss (gain) from sale of operation	-	(170)	917
Loss (gain) from sale of property and equipment	(341)	(70)	15
Loss( gain) on realization of shareholdings	337	(2,039)	(38,500)
Stock based employ compensation	1,505	1,074	59
Increase in value and accrued interest
on debentures and changes in embedded derivative	4,224	1,691	255
Gain from repurchase of convertible debt, net	(218)
Changes in value of long term loans and deposits, net	(129)	1,963	2,249
Deferred taxes	(1,881)	(2,563)	(2,353)
Change in liability in respect of acquisition	(558)	(493)	-
Changes in value of PUT option	168	-	-
Changes in Derivatives	558	-	-
Loss ( gain ) from sale and decrease (increase)
in value of marketable securities, net	1,481	60	(1,219)
Changes in operating assets and liabilities:
Decrease (increase) in inventories	446	(134)	1,008
Increase in trade receivables	(8,241)	(8,415)	(26,045)
Decrease (increase) in other accounts receivable	3,914	(7,296)	2,499
Increase in trade payables	(2,602)	4,082	9,573
Increase (decrease) in other accounts payable
and restructuring accrual	6,674	10,336	12,045
Increase (decrease) in deferred revenue & customer advances, net of work in
progress	575	1,114	(2,829)

Net cash provided by operating activities	47,384	43,265	25,950

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in thousands)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of newly-consolidated subsidiaries (Appendix C)	(13,633)	(5,391)	(15,928)
Proceeds from realization of investment
in previously-consolidated subsidiaries (Appendix D)	-	39,499	(1,581)
Proceeds from sale of activity in a consolidated company	-	170	2,895
Proceeds from sale of associated company	150	-	-
Proceeds from sale of subsidiary's operation	15,506	-	-
Restricted short term deposit, net	(4,040)	-	5,290
Restricted long term deposit, net	-	2,506	(2,533)
Purchase of property and equipment	(4,055)	(4,345)	(6,460)
Purchase (proceeds) of short term investment , net	(7,205)	(26,297)	3,917
Proceeds from sale of property and equipment	1,011	186	838
Investment in and loans to affiliated and other companies	(187)	(499)	(8,900)
Other investments	(756)	-	-
Payments to formally stockholders of consolidated company on behalf of
purchase liability	(5,973)	-	-
Proceeds from sale of investments in
and loans to affiliated companies	-	-	46,558
Changes in short term deposits, net	(1,659)	-	-
Purchase of intangible assets by consolidated companies	-	-	(50)
Proceeds from long term bank deposits	3,090	(9,881)	489
Capitalization of software development and other costs	(6,683)	(8,522)	(18,837)
Purchase of minority interest in subsidiaries	(16,983)	(6,281)	(9,737)
Proceeds from maturity of marketable securities	410	-	-
Proceeds from realization of investment in subsidiaries	-	-	9,661
Proceeds from investments in short term bank deposits, net	-	-	595

Net cash provided (used) in investing activities	(41,007)	(18,855)	6,217

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in thousands)

CASH FLOWS FROM FINANCING ACTIVITIES:
Spin-off consolidated company (Appendix D)	-	-	(24,154)
Issuance of debentures (net from issuance expense)	-	61,576	-
Issuance of convertible debt	-	-	14,140
Exercise of share options in subsidiaries	876	4,888	7,570
Dividend to minority shareholders of subsidiary	(5,612)	(8,348)	(4,239)
Dividend to shareholders	(10,162)	-	-
Short-term bank credit, net	(15,151)	(16,944)	(17,780)
Repayment of long-term loans	(10,855)	(61,630)	(9,676)
Receipt of long-term loans	(750)	26,275	31,372
Issuance in a subsidiary to minority shareholders, net	-	12,915	5,998
Convertible debt issuance expenses in a subsidiary	-	-	(655)
Deposit for SWAP deal	-	(1,040)	-
Repayment and repurchase of debenture	(18,128)	(7,818)	(6,219)
Proceeds from sale of treasury stock of subsidiary	-	3,017	-
Purchase of treasury stock in a subsidiary by a subsidiary thereof	-	-	(307)

Net cash provided (used) by financing activities	(59,782)	12,891	(3,950)

Effect of exchange rate changes on cash and cash equivalents	2,481	7,824	6,418

NET INCREASE (DECREASE)
IN CASH AND CASH EQUIVALENTS	(50,924)	45,125	34,635
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR(*)	161,526	116,401	81,767

CASH AND CASH EQUIVALENTS AT END OF YEAR (*)	110,602	161,526	116,402

(*) Includes cash and cash equivalents of discontinued operations.

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A – Supplemental cash flow information:

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in thousands)

Cash paid during the year in respect of:
Interest	5,077	6,107	9,965

Income tax	5,192	6,648	7,717

Appendix B – Non-cash activities:

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in thousands)

Purchase of fixed assets against trade payables	-	-	21

Investment in a consolidated company against issuance of share
capital to minority shareholders of consolidated company	-	-	275

Investment in a consolidated company against account payable	-	949	-

Dividend to shareholders	29,964	-	-

Investments in available marketable securities,
against accounts payable	-	-	884

Fin 48 provision	-	430	-

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix C – Acquisition of newly-consolidated subsidiaries:

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in thousands)

Assets and liabilities of subsidiaries consolidated
as of acquisition date:
Working capital (other than cash and cash equivalents)	(6,209)	3,603	2,327
Investment in affiliates and loans	-	375	370
Property and equipment	(543)	(308)	(480)
Other assets and deferred expenses*	(15,845)	(10,857)	(3,985)
Other assets arising upon acquisition	-	-	(13,855)
Long-term liabilities	395	925	(305)
Other long term assets	-	(212)	-
Long term deferred tax liability	1,771	(64)	-
Liability to formally stockholders of consolidated company
on behalf of purchase	6,723	-	-
Minority interest at acquisition date	75	1,147	-

Total	(13,633)	(5,391)	(15,928)

* Mainly goodwill

Appendix D – Proceeds from realization of investments in previously-consolidated subsidiaries:

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in thousands)

Assets and liabilities of consolidated subsidiaries
as of date of realization
Working capital (other than cash and cash equivalents)	-	9,434	(43,835)
Debtors from sale of subsidiaries	-	(16,000)	-
Investments and loans in subsidiaries	-	-	13,056
Accrued severance pay, net	-	(2,036)	(2,175)
Investment in affiliate (including loans)	-	(4,151)	1,642
Property and equipment	-	2,843	4,546
Other assets, deferred expenses and long term payables	-	37,032	43,520
Provision for losses	-	(1,971)	-
Long term deposits	-	1,181	368
Goodwill	-	54,462	6,462
Other comprehensive (loss) gain	-	570	(755)
Long-term liabilities	-	(28,833)	(246)
Gain (loss) from realization of investments in subsidiaries	-	28,037	(4,383)
Retained earnings	-	-	(27,015)
Minority interest	-	(41,069)	(16,920)

Total	-	39,499	(25,735)

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

Formula, through its subsidiaries (collectively, the “Company” or the “Group”) is engaged in the development, production and marketing of information technology (“IT”) solutions and services. The Group operates in two reportable segments: IT Services and Proprietary Software Solutions. For a description of the segments see Note 17H.

The following table presents certain information regarding the control and ownership of Formula’s significant subsidiaries and material investments, as of the dates indicated:

Name of subsidiary:	Percentage of ownership and control
	December 31, 2008	December 31, 2007
	%

Matrix IT Ltd. ("Matrix")	50.20	50.13
Magic Software Enterprises Ltd. ("Magic")	58.19	51.26
NextSource Inc.	100.00	100.00
Sapiens International Corporation N.V. ("Sapiens")	70.40	54.60

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

The comparative figures for 2006 have been measured under the assumption that formula’s functional currency was the NIS.

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

Unrealized gains and losses from marketable securities classified as “available for sale”are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

Unrealized gains and losses from marketable securities classified as “trading” are reported in the statement of income.

Investments are periodically reviewed to determine whether other-than-temporary impairment in value has occurred, in which case the investment is written down to its fair value, through the income statements. In accordance with the Company’s policy and FASB Staff Position (FSP) Nos. SFAS 115-1 (FSP 115-1) and SAB Topic 5M, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, the Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers.

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

Inventory is valued at the lower of cost or market value. Cost is determined on the “first in – first out” basis for hardware.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over their estimated useful lives. The following are the annual depreciation rates:

%

Computers and equipment	6-33
Motor vehicles	15
Buildings	2-4
Leasehold improvements	-*

* Over the shorter of the term of the lease or the estimated useful life of the asset.

J.	Goodwill:

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

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

J.	Goodwill (cont.):

The Company has selected December 31st as the date on which it will perform its annual goodwill impairment test. As required by SFAS 142, the impairment test is accomplished using a two- step approach. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. At December 31, 2008, the market capitalization of two reporting unit was below their carrying value, the company determined the fair value of these reporting units using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates their fair value. The company measured the fair values using the Market Approach By using judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions that are inherent in developing the discounted cash flow model. Additionally, the company evaluated the reasonableness of the estimated fair value of the reporting units by reconciling to their market capitalization. The ability to reconcile the gap between the market capitalization and the aggregate fair value depends on various factors; very low volumes in the shares, analysis of independent analysts, growth in future estimated revenues, large amounts of cash reserves and a control premium.

Goodwill related to equity method investees is not amortized (as of January 1, 2002 and thereafter) but the investment is tested for impairment under the provisions of APB 18.

As of December 31, 2008, 2007 and 2006, no impairment was required.

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

Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is calculated according to the higher of the straight-line method over the remaining useful life of the product or based on the ratio of current gross revenues to current and anticipated future gross revenues. At present, amortization is computed under the straight-line method, mainly over a period of 3-5 years. During the year ended December 31, 2008, consolidated subsidiaries capitalized software development costs aggregating $6.7 million (2007 – $6.2 million, 2006 – $8.5 million) and amortized capitalized software development costs aggregating $7.2 million (2007 – $6.4 million, 2006 – $8.9 million).

Management estimates that the total capitalized costs do not exceed the net realizable value of the software product. In the event that unamortized software development costs exceed the net realizable value of the product, they are written down to net realizable value. As of December 31, 2008, no impairment was recorded.

L.	Other Intangible Assets:

Other intangible assets are comprised of customer’s related intangible assets and acquired technology and are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Amortization is computed using the straight-line method as follows:

Prepaid royalties	15 years
Distribution rights	5-7 years
Technology, usage rights and other intangible assets	4-15 years

The company evaluate every year the remaining useful life of the intangible assets.

During 2006, 2007 and 2008, no impairment losses have been identified.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

M.	Impairment in Value of Long-Lived Assets:

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. For the years ended December 31, 2006 and 2008 no impairment losses have been identified. During 2007, impairment loss in the amount of $137 thousand has been identified.

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

The expenses in respect of severance pay for the years ended December 31, 2008, 2007 and 2006 were $7.4 million, $9.3 million and $5.6 million, respectively.

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

The VSOE of undelivered elements-PCS (post contract support) is based on the price charged on PCS sold separately or renewed.

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

Tax collected from customers and remitted to governments authorities (including VAT) are presented in income statement on a net basis.

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

The Company records advertising expenses as incurred. Advertising costs were recorded at the amount of $5.6 million, $5.1 million, and $2.4 million in the years 2008, 2007, 2006 respectively.

S.	Gain on Realization of Shareholdings:

Gain on realization of shareholdings includes the results of realization of the Company’s shareholdings in investees arising either on the sale of such shareholdings or from the issuance of stock by the investees to third parties, which is recognized in accordance with the provisions of Staff Accounting Bulletin (SAB) No. 51 issued by the Securities and Exchange Commission. The Company charges such results to the statement of operations, provided that the conditions stipulated by SAB 51 for such recognition have been met. When conditions are not met gain is recognized as part of APIC.

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

In September 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. This interpretation is effective for fiscal years beginning after December 15, 2006. The company adopted FIN 48 since January 1, 2007.

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

Shares of the Company that are held by the Company (treasury shares) are presented as a reduction of shareholders’ equity, at their cost to the Company. Gains and losses upon the sale of these shares, net of related income taxes, are carried to additional paid-in capital.

W.	Concentration of Credit Risks – Allowance for Doubtful Accounts:

Most of the Group’s cash and cash equivalents and short-term investments as of December 31, 2008 and 2007 were deposited in Israeli, U.S. and European banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

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

SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS No. 140), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the sale of receivables to a financial institution. There are no sales of receivables in 2008.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

W.	Concentration of Credit Risks – Allowance for Doubtful Accounts (cont.):

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

The net change in the provision for doubtful accounts charged to general and administrative expenses amounted to $0.783 million, $0.58 million and $1.3 million in the years 2008, 2007 and 2006, respectively, and was determined for specific debts where doubt existed as to their collectability.

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

The Company has expensed compensation costs, applying the accelerated vesting method, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, and previously presented in the pro forma footnote disclosures. Results for prior periods have not been restated as explained above. For the year ended December 31, 2008, the Company’s subsidiaries recorded stock-based compensation costs in the amount of $1.5 million. The total unrecognized compensation cost on employee stock options amounted to $1.9 million on December 31, 2008, and is expected to be recognized up to 4 years.

Certain public subsidiaries granted options to their employees to purchase shares.

Some subsidiaries use the Black-Scholes option-pricing model which requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on historical experience of similar options, giving consideration to the contractual terms of the stock options.

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

The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements”and, effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

AA.	Spin-off of the Investment in Formula Vision

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

Under SFAS 144, when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations. The operations, assets and liabilities of the component have been reclassified to discontinued operation from the Company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

AC.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

AD.	Recently Issued Accounting Pronouncements:

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statements does not apply to accounting standard that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The company adopted SFAS 157 as of 1.1.2008.

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

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

AC.	Recently Issued Accounting Pronouncements:

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquire and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. Change in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income tax expense. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The impact of SFAS 141R on the Company’s consolidated results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 will have significant impact on its consolidated financial statement, except for reclassification of minority interest to equity.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

AC.	Recently Issued Accounting Pronouncements (cont.):

In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

AC.	Recently Issued Accounting Pronouncements (cont.):

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP 142-3 will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

EITF Issue No. 08-6, “Equity-Method Investment Accounting”(“EITF 08-6”) concludes that the cost basis of a new equity-method investment would be determined using a cost-accumulation model, which would continue the practice of including transaction costs in the cost of investment and would exclude the value of contingent consideration. Equity-method investment should be subject to other-than-temporary impairment analysis. It also requires that a gain or loss to be recognized on the portion of the investor’s ownership sold. EITF 08-6 will be effective for the reporting period beginning after December 15, 2008. The Company does not expect a material impact on its consolidated financial statements from adoption of EITF 08-6.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the impact of SFAS No. 162 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In May 2008, the FASB issued FSP Accounting Principles Board (“APB”) 14-1 “Accounting for Convertible Debt instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer’s non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis. The Company does not believe the adoption of FSP APB 14-1 will have significant effect on its consolidated results of operations and financial condition

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

AC.	Recently Issued Accounting Pronouncements (cont.):

In June 2008, the FASB issued FSP EITF No. 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. Under the FSP, unvested share-based payment awards that contain rights to receive non-forfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, and is not expected to have a significant impact on our consolidated financial statement.

Note 2 – Certain Transactions:

A.	In June 2007 the company sold its entire holdings in BluePhoenix, for consideration of approximately $64 million. The company recognized approximately $18 million in capital gains upon completion of the sale of ordinary shares. This gain is presented in the income statement as income from discontinued operation.

B.	On December 30, 2007, the Company’s subsidiary, Magic, sold its wholly-owned subsidiary, Advanced Answers on Demand Holding Corporation, or AAOD, a Florida corporation that develops and markets application software targeted at the long-term care industry, to Fortissimo Capital for $17 million. Fortissimo paid Magic $1 million of the sale price in December 2007 and the remaining $16 million in March 2008. As a result of this sale, the Company recorded a net gain of approximately $9.3 million; this gain is presented in the income statement as an income of discontinued operation.

In addition, as part of the transaction, Magic entered into a three years license agreement with AAOD according to which AAOD will continue to sell Magic’s products, as an OEM partner, in consideration for $3 million, to be paid quarterly over three years starting in 2008.

C.	On August 19, 2007, the Company’s subsidiary, Matrix, completed an offering of non-convertible debentures in an aggregate principal amount of approximately $ 62 million (NIS 250 million). The debentures were sold to institutional and other investors in Israel. The debentures bear an interest at an annual rate of 5.15%. The principal will be paid in four equal annual installments on December 31 of each of the years 2010 through 2013. The principal and interest are linked to the Israeli consumer price index. On February 21, 2008, Matrix listed the debentures for trading on the TASE.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (Cont.):

D.	In June 2007, the Company’s subsidiary, Sapiens, entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders’ fees and out of pocket expenses), $6.5 million of which was by Formula. Sapiens issued to the investors an aggregate of 6,666,667 common shares (of which 2,166,666 common shares were issued to Formula), at a price per share of $3.00 which reflected a premium of approximately 25% above the trading price of Sapiens’ common shares (as of the date Sapiens’ board of directors approved the investment).

E.	In December 2006, the Company spun-off Formula Vision. Therefore, Formula Vision is no longer a subsidiary of the Company. The spin-off was affected by way of distributing the 36,696,000 Formula Vision shares owned by Formula (then representing approximately 57% of the outstanding Formula Vision shares) to Formula’s shareholders on a pro-rata basis. The Formula Vision shares were distributed at a ratio of 2.78 Formula Vision shares for each outstanding Ordinary Share held at the close of the trade on December 14, 2006, the record date, subject to withholding taxes.

F.	In 2008 Matrix purchased all the shares of TACT Computers and Systems Ltd. for an aggregate consideration of $12.5 million. The acquisition was done as part of Matrix policy’s to increase its market share. The sellers are entitled to an additional consideration to be calculated as per the difference between the calculations of TACT’s value in 2008 as per the formula agreed upon (based on the agreed upon multiplication of the operating profit), subject to the execution of agreed upon adjustments and calculations, to the consideration paid on the date of completion. At this time a commitment has been incurred for an additional contingent consideration of approximately $6.5 million. All additional consideration will be allocated as goodwill. TACT is consolidated starting June 30,2008.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (Cont.):

a.	The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of purchase:

(in thousands)

Current assets	9,615
Property and equipment	299
Goodwill	10,535
Customer related intangible asset	1,884

Total tangible and intangible assets acquired	22,333

Current liabilities	8,465

Other long-term liabilities	1,372

Total liabilities assumed	9,837

Net assets acquired	12,496

Cash paid	12,496

b.	The following unaudited pro forma summary presents information as if the acquisition of TACT Computers and Systems Ltd. Had occurred as of January 1, 2008 and as of January 1,2007.

The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, not is it necessarily indicative of future results of operations of the consolidated entity.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (Cont.):

b.	(Cont.):

	Year ended December 31.
	2008	2007
	(In thousands, except per share data)
	(U n a u d i t e d)

Revenues	602,842	521,157
Income from continuing operation	12,147	13,053
Earning per share - basic	0.92	0.98
Earning per share - diluted	0.92	0.97

Note 3 – Short-term Investments:

A.	Comprise:

	Interest rate
	December 31,	December 31,
	2008	2008	2007
	%	(U.S. $ in thousands)

Trading securities	1-10%	40,148	31,700
Available-for-sale securities	-	4,200	8,487
Short-term deposits	3.12%	1,810	89

Total		46,158	40,276

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Short-term Investments (Cont.):

B.	The following is a summary of marketable securities which are classified as available-for-sale:

	December 31,
	2008			2007
	(U.S. $ in thousands)
	Amortized cost	Unrealized gains (losses)	Market value	Amortized costs	Unrealized losses	Market value

Available-for-sale:
Government debentures	952	59	1,011	1,216	58	1,274
Marketable securities	1,545	(1,104)	441	1,545	-	1,545
Commercial debentures	2,596	34	2,630	5,392	74	5,466
Equity funds	118	-	118	249	(47)	202

Total available-for-sale marketable securities	5,211	(1,011)	4,200	8,402	85	8,487

In 2008 and 2007, the Company recorded proceeds from sales of marketable securities on the amount of $1,809 thousand and $721 thousand respectively and related gains of $80 thousand and $17 thousand in financial income, net respectively.

Since the Company has the ability and intent to hold these investments until a recovery of fair value, the Company does not consider these investments to be other than temporarily impaired as of December 31, 2008. In addition, these securities have been in a continuous unrealized losses position for a period not more than 12 months.

In 2008 and 2007, the Company recorded impairment charges in the amount of $ 130 thousand and $1.7 million respectively.

The estimated fair value of available-for-sale investments as of December 31, 2008 and as of December 31, 2007 by contractual maturity, are as follows:

	December 31,
	2008		2007
	(U.S. $ in Thousands)
	Cost	Market value	Cost	Market value

Available-for-sale debt securities:
Matures in one year	1,750	1,746	3,273	3,272
Matures in one to five years	1,221	1,262	2,731	2,826
Matures in more than five years	577	633	604	642

	3,548	3,641	6,608	6,740

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- FAIR VALUE MEASURMENTS

Effective January 1, 2007, we adopted SFAS 157 and effective October 10, 2008, we adopted FSP No. SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

In accordance with SFAS 157, the Company measures its cash equivalents, short-term deposits, and marketable securities at fair value. Cash equivalents, short-term deposits and marketable securities, are classified within Level. This is because these assets are valued using quoted market prices

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of December 31, 2008:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Cash equivalents	$33,632			$33,632
Short-term deposits	1,810	-	-	1,810
Marketable securities:
Trustee funds	169	-	-	169
Shares	2,105	-	-	2,105
Government and corporate debentures -	41,956	-	-	41,956
Derivative	-	526		526
Equity Fund	118	-	-	118

Total Financials Assets	$79,790	$526	$-	$80,316

Embedded derivatives	-	900	-	900

Total Financials Liabilities	$-	$900	$-	$900

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Loans and Other Investments:

Comprise:

			December 31,
	Interest rate	Linkage basis	2008	2007
	%		(U.S. $ in thousands)

Cost of shares (1)			1,342	1,090

Long-term prepaid expenses			883	1,612

Restricted deposit	-	Dollar	400	400
Restricted deposit	-	Unlinked	-	1,040
Deposit	0-4.3	Dollar	11,975	10,473
Deposit	-	CPI	-	234
Deposit	3.6	CPI	1,244	-

			13,619	12,147

Total			15,844	14,849

(1)	In 2008 impairment losses on cost investments have been identified in the amount of $502 thousand. In 2007 impairment losses on cost investments have been identified in the amount of $512 thousand.

Note 6 – Investments in Affiliates:

A.	The investments are composed and presented as follows:

	December 31,
	2008	2007
	(U.S. $ in thousands)

Investment in shares:
Cost	4,504	4,369
Goodwill and allocated original excess cost *	(370)	(265)

Net asset value as of acquisition date	4,134	4,104
Equity in post-acquisition undistributed retained earnings, net	(810)	(577)

Net asset value as of the balance sheet date	3,324	3,527
Balance of goodwill	370	265

Total	3,694	3,792

*	Beginning on January 1, 2002, the investment is being tested for impairment on an annual basis rather than amortizing the goodwill as required by previous accounting standards (see Note 1J).

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Investments in Affiliates (cont.):

B.	Following are details relating to the financial position and results of operations of affiliates in the aggregate:

	December 31,
	2008	2007
	(U.S. $ in thousands)

Total assets	12,096	16,556

Total liabilities	2,435	6,487

Net (loss) income	(774)	(2,037)

Note 7 – Property and Equipment, net:

Comprise:

	December 31,
	2008	2007
	(U.S. $ in thousands)

Cost:
Computers and equipment	46,989	52,603
Motor vehicles	956	1,015
Buildings	9,674	10,597
Leasehold improvements	6,745	8,196

	64,364	72,411

Accumulated Depreciation:
Computers and equipment	39,313	45,294
Motor vehicles	722	705
Buildings	4,500	4,822
Leasehold improvements	4,601	5,796

	49,136	56,617

Depreciated balance	15,228	15,794

Depreciation expenses totaled $4.7 million, $4.3 million and $4.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

See Note 14B with respect to pledges.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Goodwill:

The changes in the carrying amount of goodwill for the year ended December 31, 2007 and 2006 are as follows:

U.S. $ in thousands

Balance as of January 1,2007	104,273
Acquisition of additional interest in subsidiaries	4,206
Realization and decrease in shareholding percentage	(5,925)
Acquisition of newly-consolidated subsidiaries	10,281
Foreign currency translation adjustments	6,179

Balance as of December 31, 2007	119,014
Acquisition of additional interest in subsidiaries	2,718
Realization and decrease in shareholding percentage	(216)
Acquisition of newly-consolidated subsidiaries	21,140
Foreign currency translation adjustments	696

Balance as of December 31, 2008	143,352

Note 9 - Other Assets, Net:

Comprised as follows:

		December 31,
		2008	2007
		(U.S. $ in thousands)

A.	Original amounts:
	Capitalized software development costs	79,541	101,604
	Deferred expenses and others	19,376	15,793
	Deferred tax asset	13,218	11,437

		112,135	128,834

	Accumulated amortization:
	Capitalized software development costs	52,855	74,461
	Deferred expenses and others	12,714	11,327

		65,569	85,788

	Total	46,566	43,046

B.	Amortized expenses totaled $ 8.3 million, $7.7 million and $9.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

As for impairments of software development cost, see Note 1K.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Other Assets, Net (Cont.):

C.	Estimated deferred expenses and other intangible assets amortization for the years ended:

December 31,	(U.S. $ in thousands)

2009	1,590
2010	1,349
2011	1,332
2012	1,936
2013	5
2014 and thereafter	80

Total	6,292

Note 10 – Liability in respect of the acquisition of activity

In 2008 Matrix purchased all the shares of TACT Computers and Systems Ltd. for an aggregate consideration of $12.5 million. The sellers are entitled to an additional consideration to be calculated as per the difference between the calculations of TACT’s value in 2008 as per the formula agreed upon (based on the agreed upon multiplication of the operating profit), subject to the execution of agreed upon adjustments and calculations, to the consideration paid on the date of completion. At this time a commitment has been incurred for an additional Contingent consideration of approximately $6.5 million.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Liabilities to Banks and Others:

A.	Composition:

	December 31, 2008	Linkage basis	Long-term liabilities	Current maturities	Total long-term liabilities net of current maturities	Total long-term liabilities net of current maturities
	Interest rate		December 31, 2008			December 31, 2007
	%		(U.S. $ in thousands)			(U.S. $ in thousands)

	6.1-6.6	Dollar				56
	5.5-6.5	NIS	23,086	7,703	15,383	22,748
	2.2-5.7	Other	627	430	197	317
	-	Lease	122	-	122	122
	-	Derivatives*	526	-	526	-
	-	Put option	412	-	412	564

Total			24,773	8,133	16,640	23,685

*	One of our subsidiary has two contracts, one lasts until the year of 2010 and the other until the year of 2013. Even though it is a hedging of the cash flow, the subsidiary does not apply hedge accounting. The agreements:

In December 2008 the subsidiary entered into a swap deal with Bank Le’umi for NIS 200,000 thousand (approximately $52,604 thousand). According to the agreement which lasts until December 2010, the subsidiary has committed to exchange CPI for a basic rate of 1.712% for the whole period. As of December 31, 2008, the fair value of the derivative is a $260 thousand liability.

In December 2007 the subsidiary entered into a swap agreement with Deutche Bank AG. London (“Deutche Bank”) for NIS 50,000 thousand (approximately $13,151 thousand) (“The principal of the swap agreement”). According to the agreement which lasts until December 31, 2013, Deutche Bank has committed to pay the subsidiary payments which resemble by amount, rate and time to the subsidiary’s liability to pay principal and interest according to the bond’s terms after listing, for $13,151.

The subsidiary has committed to pay Deutche Bank the principal of the swap agreement plus indexation of 2% per year, and interest on the rest of the principal of the swap agreement, for the majority of the swap agreement period, at a rate derived from a unique index used by Deutche Bank (which is an index calculated according to the market’s expectations of the short-term interest).

As of December 31, 2008, the fair value of the derivative was $266 thousand.

During March 2009, both parties has agreed to terminate the agreement with no additional costs to any of the parties.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Liabilities to Banks and Others (cont.):

B.	Maturity Dates:

	December 31,
	2008	2007
	(U.S. $ in thousands)

First year (current maturities)	8,133	10,714
Second year	6,906	7,653
Third year	5,958	6,642
Fourth year	2,838	6,250
Fifth year	-	3,140

Total	23,835	34,399

C.	For details of liens, guarantees and credit facilities see Note 14.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Debentures:

Comprised as follows:

			December 31,
	Linkage	Interest rate	2008	2007
			(U.S. $ in thousands)

Debentures	CPI	5.2%	56,004	65,452

Convertible debenture:
Par value	Dollar	6.0%	5,637	11,497
Embedded derivatives, net *)			1,110	1,366
Deemed discount, net *)			(312)	(966)

			62,439	77,349

Less - debentures purchased by one
of the Company's subsidiaries			(1,278)	(1,945)
Less - current maturities of debentures			(5,157)	(3,524)

			56,004	71,880

*)	Amortization of the deemed discount and the changes in the fair value of embedded derivatives charged to expenses were $308 thousand and $911 thousand for 2008 and 2007, respectively.

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

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Debentures (cont.):

The conversion features and the floor rate to the dollar payments were evaluated under FAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), and EITF 00-19, and were determined under EITF 00-19 to have characteristics of liabilities and therefore derivative liabilities under FAS 133. Each reporting period these derivatives liabilities are marked to market with the non cash gain or loss recorded in the period. At December 31, 2008 and 2007,, the aggregate derivatives liabilities were $900 and $1,143 respectively . The valuation of the embedded derivatives is determined by the Black and Scholes model and the Lattice model.

Amounts allocated to the Options (Series A) and the Warrants (Series 1) are accounted for as liabilities, in accordance with EITF 00-19, and are marked to market, based on their fair values in the TASE at each reporting date, against financial income (expense).

In August 2006 Sapiens modified the terms of the first payment of the Debentures (Series A) that was due in December, 2006 as follows: (a) 50% of the first payment amount, approximately $2.4 million, will be deferred to December 5, 2009 (the last day of payment of the principal on the debentures), and (b) with respect to other 50% of the first payment amount, Sapiens can choose from the following alternatives, in its sole discretion: (1) to convert such amount on December 5, 2006 into Sapiens’s Common shares, at a conversion price per share of $1.28, which reflects the average closing price for the 10 day period prior to July 17, 2006, or (2) to pay the approximately $2.4 million amount to the debenture holders.

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

In January and February 2008, Sapiens re-purchased an aggregate amount of NIS 7,600 nominal value, representing $2,090 of the outstanding debentures (series A) that were retired and removed from circulation on the TASE. Sapiens recorded 300$ thousand as loss from repurchase of debentures.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Debentures (cont.):

On December 5, 2008, an amount of $3,500 was paid to the debenture holders, representing the third payment of the principal of the debentures (series A).

Subsequent to balance sheet date in January 2009, Sapiens re-purchased an aggregate amount of NIS 1,600 nominal value representing $ 400 thousands of the outstanding debentures (series A) that were retrieved and removed from circulation on TASE.

On November 2008, The Company’s subsidiary Matrix re-purchased part of it’s debentures in an aggregate amount of $12.6 million. Matrix recorded $500 thousand as gain from repurchase of debentures.

Note 13 – Employee Option Plans in Subsidiaries:

A .	Certain public subsidiaries granted options to their employees to purchase shares in the respective companies.

The options were mainly granted during the years 1999-2008. In general, the options are expire 7-10 years after grant. Most of the options were granted as part of plans that were adopted in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance, which stipulate, inter alia, that the subsidiaries will be able to claim the benefit that was charged to the employees as an expense for tax purposes, if and when the employees become liable for tax on the benefit mentioned above. For further information with respect to expenses relating to the benefit to the employees, and additional disclosure required by FAS 123R, see Note 1.X.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Employee Option Plans in Subsidiaries (cont.):

B.	The following table is a summary of the status of option plans in Magic as of December 31, 2008, 2007 and 2006:

	Year ended December 31, 2008			Year ended December 31, 2007			Year ended December 31, 2006
	Number of Options	Weighted Average Exercise Price	Weighted Average remaining contractual term	Number of Options	Weighted Average Exercise Price	Weighted Average remaining contractual term	Number of Options	Weighted Average Exercise Price
		$	Years		$	Years		$

Options outstanding at
the beginning of the
year	3,673,528	2.22		2,352,632	2.52		3,061,216	2.62
Granted	145,000	1.12		1,773,332	1.78		62,000	1.69
Exercised	(351,830)	0.65		(218,205)	1.18		(253,346)	1.11
Forfeited	(1,076,653)	2.35		(234,231)	2.98		(517,238)	3.41

Outstanding at the
end of the year	2,390,045	2.31	6.4	3,673,528	2.22	5.84	2,352,632	2.52

Vested and expected to
vest at the end of the
year	2,113,510	2.37	6.07	3,489,741	2.21	5.65	2,336,982	2.52

Exercisable at the
end of the year	1,581,051	2.53	5.12	2,407,532	2.22	3.88	2,290,632	2.54

Weighted average
fair value of
options granted
during the year *		0.68			1.31			1.7

*	The fair value of each option granted is estimated on the date of grant, using the binomial model for the years 2007-2008 and the Black-Scholes Option Valuation Model for the year 2006 (see note 1.X.) with the following weighted-average assumptions for each of the three years in the period ended December 31, 2008, 2007 and 2006: expected volatility of 56-65%, 51-73%, and 64%, respectively; risk-free interest rates of 1.83%, 3.46%-5.05% and 4.7% respectively; dividend yields of 0% for each year, and a weighted average expected life of the option of 2.48-3 years, 2.48-3 years and 5 years, respectively.

The weighted-average grant-date fair value of options granted during the twelve months period ended December 31, 2006, 2007 and 2008 were $ 0.98, $ 1.31 and $ 0.68, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount is changed based on the fair market value of the Company’s shares. Total intrinsic value of options exercised for the twelve months ended December 31, 2006, 2007 and 2008 were $ 161, $ 168 and $ 383 thousands respectively. As of December 31, 2008, there was $ 218 thousands of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. This cost is expected to be recognized over a period of approximately 3 years.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Employee Option Plans in Subsidiaries (cont.):

C.	The following is a summary of the status of option plans in Matrix as of December 31, 2008, 2007 and 2006 and changes during the years then ended:

	Year ended December 31, 2008			Year ended December 31, 2007		Year ended December 31, 2006
	Number of Options	Weighted Average Exercise Price	Weighted Average remaining contractual term	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$	Years		$		$

Options outstanding at
the beginning of the
year	2,967,981	3.08		2,949,291	1.625	5,203,659	1.588
Granted	200,000	2.93		2,050,000	3.437	-	-
Exercised	(271,525)	1.88		(1,995,730)	1.68	(2,219,136)	1.54
Forfeited	(117,204)	3.56		(35,580)	1.564	(35,232)	1.524

Outstanding at the
end of the year	2,779,252	3.16	2.35	2,967,981	3.08	2,949,291	1.625

Vested and expected
to vest at the end of
the year	2,779,252	3.16	2.35	2,967,981	3.08	2,949,291	1.625

Exercisable at the
end of the year	929,252	1.81	1.05	1,217,981	1.72	2,949,291	1.625

Weighted average fair
value of options
granted during
the year *		0.87			1.3		-

*	The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants: expected volatility: 2008 -24%-31%; 2007- 24%-25%; risk-free interest rate (in NIS terms) of 2008 – 4.3%-5.3%; 2007 – 5.3%-5.5% and expected life: 3-3.5 years. The aggregate intrinsic value of the vested and expected to vest options for December 31, 2008, 2007 and 2006 were $ 27, $ 3,045 and $ 3,562 thousands, respectively. Total intrinsic value of options exercised for the twelve months ended December 31, 2008, 2007 and 2006 were $ 477, $ 2,508 and $ 2,275 thousands, respectively.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Employee Option Plans in Subsidiaries (cont.):

D.	The following is a summary of the status of options plans in Sapiens as of December 31, 2008, 2007 and 2006 and changes during the years then ended:

	Year ended December 31, 2008			Year ended December 31, 2007		Year ended December 31, 2006
	Number of Options	Weighted Average Exercise Price	Weighted Average remaining contractual term	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$	Years		$		$

Options outstanding at
the beginning of
the year	2,825,900	4.01		2,441,050	4.68	2,812,212	5.54
Changes during the year:
Granted	244,000	1.76		691,000	2.39	20,000	1.33
Exercised	(50,000)	1.74	-	(29,569)	2.35	-	-
Forfeited	(321,550)	7.59		(276,581)	5.53	(391,162)	10.76

Options
outstanding at
the end of the
year	2,698,350	3.45	6.37	2,825,900	4.01	2,441,050	4.68

Vested and expected to
vest at the end of the
year	2,571,450	3.51	6.31	2,721,650	4.02	2,441,050	4.68

Options exercisable at
year-end	1,852,350	3.99	5.82	2,130,900	4.58	2,437,050	4.7

Weighted-average fair
value of options granted
during the year*		0.64			1.38		0.52

*	The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumption: Dividend yield of 0% for all years; expected volatility: 2008 – 78%, 2007 – 89%, 2006 – 67%, risk-free interest rate 2008 – 2.95%, 2007 – 4.2%, 2006 – 6% and expected life: 2008 – 4.25 years, 2007 – 6.25 year and 2006 – 6.25 years. The aggregate intrinsic value is the difference between the Company’s closing stock price on the last trading day of the fiscal year 2008 and the exercise price, multiplied by the number of in-the-money options that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This aggregate intrinsic value changes based on the fair market value of the Company’s shares.

The total intrinsic value of options exercised during the years ended December 31, 2006, 2007 and 2008 was $0, $17,666 and $96,500, respectively. Compensation expense recognized amounted to $32, $115 and $165 thousands for the years ended December 31, 2006, 2007 and 2008, respectively. As of December 31, 2008, there was $505 thousands of total unrecognized compensation cost related to non-vested options granted under the Plan and the Special Plan, which is expected to be recognized over a period of up to four years.

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

The balance of the contingent liability in respect of the aforesaid amounted to approximately $6.4 million as of December 31, 2008.

B.	Liens:

1.	Some of the subsidiaries have liens on leased vehicles, leased equipment and other assets in favor of the leasing companies.

2.	Some of the subsidiaries have given floating charges in favor of banks and other financial institutions.

C.	Guarantees:

1.	Subsidiaries have provided bank guarantees in the amount of approximately $13.6 million as security for the performance of various contracts with customers. If the subsidiaries were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

2.	Subsidiaries have provided bank guarantees in the amount of $2.2 million as security for rent to be paid for their offices. If the subsidiaries were to breach certain terms of their lease, the leaser could demand that the banks providing the guarantees pay amounts claimed to be due.

D.	Others:

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

Lawsuits have been submitted against certain subsidiaries in the ordinary course of business. The subsidiaries followed SFAS No. 5, and recorded provision where it was appropriate.

F.	Lease Commitments:

The following are details of the future minimum lease commitments of office equipment, office space and motor vehicles under non-cancelable operating leases as of December 31, 2008:

U.S. $ in thousands

2009	18,419
2010	13,589
2011	5,819
2012	2,159
2013 and thereafter	2,053

42,039

Rent expenses for the years ended December 31, 2008, 2007 and 2006, were approximately $16 million, $24 million and $20 million, respectively.

Most of the building leases will expire by 2013.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Shareholders’ Equity:

A.	Share Capital Authorized, Issued and Outstanding:

	December 31, 2008			December 31, 2007
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding

Ordinary shares, NIS 1 par
value each	25,000,000	13,224,780	13,200,000	25,000,000	13,224,780	13,200,000

1.	Formula’s shares are traded in the TASE and through ADSs, each representing one ordinary share of NIS 1 par value, quoted on the NASDAQ Global Market in the United States.

2.	In 2002, Formula repurchased 324,780 of its ordinary shares in the open market for an aggregate of $3.4 million. In 2003, Formula sold 300,000 of its ordinary shares for an aggregate of $4.8 million.

3	In April 2008, the Company distributed a cash dividend of approximately $0.76 per share to its shareholders. The aggregate amount distributed by the company was approximately $10 million.

4.	In March 2008, the Company’s shareholders approved the adoption of Formula’s 2008 Employee and Office Holders Share Option Plan, referred to as “the plan”. Pursuant to the plan, the company may grant from time to time to the company and its subsidiaries’ employees and office holders (which are not Formula’s controlling shareholders) options to purchase up to 400,000 ordinary shares of Formula. The plan is administered by the Company’s board of directors or by an option committee to be appointed by the board. The plan provides that options may be granted, from time to time, to such grantees to be determined by the board or the option committee, at an exercise price and under such terms to be determined at their sole and absolute discretion. Options may be granted under the plan through January 2018.

Under his former service agreement, Mr. Bernstein was granted, for his services as a director, options to purchase 198,000 ordinary shares, each exercisable at an exercise price of NIS 60 per share (not linked to the CPI) (approximately $16.35). In June 2008, Mr. Bernstein waived his right to receive such options

5.	In December 2008, the company announced that the board of directors approved distribution of a cash dividend payable on January 29, 2009 with respect to each outstanding Formula ordinary share held as of the close of business day on January 12, 2009. The cash distribution was on the amount of $2.27 per share or approximately $30 million in the aggregate.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Taxes on Income:

A.	Tax Laws in Israel:

1.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter — the “Law”):

Some operations of certain subsidiaries have been granted the status of an “Approved Enterprise” which was granted under the Law before April 1, 2005. According to the provisions of the Law, the subsidiaries have elected the “alternative benefits”program and as such are entitled to tax exemption of two to four years and to a reduced tax rate of 10%-25% ( depending on the level of foreign investment in Technologies). The benefits commence with the date on which taxable income is first earned. The period of tax benefits detailed above is subject to a limit of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

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

The tax-exempt income attributable to an “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If this net retained tax-exempt income is distributed the company, would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently 25% of the gross dividend).

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

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be beneficial by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the beneficial Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits

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

Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Taxes on Income (Cont.):

A.	Tax Laws in Israel (cont.):

5.	Changes in the tax laws applicable to the Company:

In February 2008, the “Knesset” (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

B.	Subsidiaries outside Israel:

Subsidiaries that are not an Israeli resident are taxed in the countries in which they are resident, according to the tax laws in those countries.

C.	Cumulative Tax Losses:

The Company and its subsidiaries have cumulative losses for tax purposes as of December 31, 2008 totaling approximately $216.2 million, of which $173.7 million is in respect of Companies in Israel (December 31, 2007 – $193.3 million), and approximately $42.5 million in respect of companies abroad (December 31, 2007 – $28.7 million). The likelihood of the utilization of most of these losses in the future is low inter alia, due to the fact that the company’s capital losses can be deductible only against capital gains which are not predictable by their nature. Based on its experience, the company can not support a more likely than not utilization of its capital accumulated losses. Therefore, the Company recorded a valuation allowance against the deferred taxes attributed to these losses carried forward.

D.	Income Tax Assessments:

In 2007, Formula paid approximately $250 thousand, as taxes for the years 2001-2004, after reaching an agreement with the Israeli tax authorities for those years.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Taxes on Income (cont.):

E.	Deferred Taxes:

1.	Composition:

	December 31,
	2008	2007	2006
	(U.S. $ in thousands)

Net operating losses carried forward	56,487	55,164	67,969
Software development costs	(892)	266	239
Allowances and reserves	3,432	4,351	3,447
Adjustments to cash basis in subsidiary	(4,272)	(3,276)	-

	54,755	56,505	71,655
Valuation allowance	(43,063)	(45,635)	(62,486)

Total	11,692	10,870	9,169

Most of the valuation allowances for which the Company and its subsidiaries were provided, are against the deferred tax assets in respect of tax losses carry forward. As a result, most of the valuation allowance is long-term.

2.	Presentation in balance sheets:

	December 31,
	2008	2007
	(U.S. $ in thousands)

Stated in current assets	2,976	2,709
Stated in other assets	13,218	11,437
Stated in long term liabilities	(4,502)	(3,276)

Total (included in balance sheets)	11,692	10,870

F.	Income before Taxes on Income:

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in thousands)

Domestic	17,900	15,452	11,244
Foreign	8,548	9,262	(3,185)

Total	26,448	24,714	8,059

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Taxes on Income (cont.):

G.	Taxes on Income Included in Statements of Operations:

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in thousands)

Current taxes:
In Israel	4,803	3,767	4,459
Abroad	1,529	692	645

	6,332	4,459	5,104

Taxes in Israel in respect of prior years	(907)	(468)	(44)
Deferred taxes, net	(1,881)	(2,058)	(1,294)

Total	(3,544)	(1,933)	(3,766)

H.	Theoretical Tax:

The following is reconciliation between the theoretical tax expense, assuming that all income was taxed at ordinary tax rates, and the actual income tax expense, as recorded in the statement of operations:

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in thousands)

Income before taxes on income, as per the statement
of continuing operations	26,448	24,714	8,057
Statutory tax rate in Israel	27%	29%	31%

Theoretical tax expense	7,141	7,167	2,498
Additional tax (tax savings) in respect of:
Non-deductible expenses	193	705	1,218
Tax-exempt income ,change in tax rate and reduced tax
rates in companies which have approved enterprises	66	172	(556)
Losses (utilization of losses) and temporary
differences for which deferred taxes were not
recorded, net	(3,048)	(4,837)	(1,200)
Write off of deferred taxes and tax advances	-	885	2,494
Taxes in respect of previous years	(907)	(468)	(40)
Effect of the Inflationary Adjustments Law	-	(1,726)	(398)
Other	99	35	(250)

Taxes on income as per
the statement of operations	3,544	1,933	3,766

Effective tax rate - in %	13.4%	7.82%	46.7%

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Taxes on Income (cont.):

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

A reconciliation of the beginning and ending amount of total unrecognized tax benefits in the Company’s subsidiaries, is as follows:

(U.S. $ in thousands)

Balance as of January 1, 2007	830
Increases related to current year tax positions	50
Settlements	(150)

Balance as of December 31, 2007	730
Increases related to current year tax positions	4
Increase related to prior tax positions	12

Balance as of December 31, 2008	746

Note 17 – Supplementary Financial Statement Information:

Balance Sheet:

A.	Other Current Assets:

Composition:

	December 31,
	2008	2007
	(U.S. $ in thousands)

Government departments	2,935	5,500
Employees (1)	465	432
Prepaid expenses and advances to suppliers	8,112	8,313
Deferred taxes	2,976	2,709
Debtors from a sale of subsidiary	-	16,000
Other	1,616	1,868

Total	16,104	34,822

(1)	Some of these balances are linked to the CPI, and bear interest at an annual rate of 4%.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Supplementary Financial Statement Information (cont.):

B.	Liabilities to Banks and Others:

Composition:

	December 31, 2008		December 31,
		Linkage basis	2008	2007
	Interest rate		(U.S. $ in thousands)
	%

Bank overdraft	5.4%-6.64%	Unlinked	188	1,175
Short-term bank loans	5.4%-5.7%	Unlinked	158	4,731
Short-term bank loans	Libor + 0.795%	Dollar	2,250	8,150
Short-term bank loans	-	Euro	-	1,479
Short-term bank loans	16%	Other	2	705

Current maturities of
long-term loans from banks			8,133	10,714

Total			10,731	26,954

C.	Other Accounts Payable:

Composition:

	December 31,
	2008	2007
	(U.S. $ in thousands)

Employees and other wage and salary related liabilities	31,359	30,586
Government departments	7,273	8,810
Prepaid income and customer advances	20,843	20,908
Accrued expenses and other current liabilities	20,293	12,768

Total	79,768	73,072

D.	Restructuring and Non-Recurring Costs:

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in thousands)

Wages and related expenses	-	-	1,882
Expenses relating to closing of branches	-	-	1,029

Total	-	-	2,911

Restructuring expenses were recorded by consolidated companies and relate to the proprietary software products segment. These companies announced the adoption of a restructuring plan in order to reduce expenses and improve organizational and business efficiency.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Supplementary Financial Statement Information (cont.):

E.	Financial Expenses, Net:

Composition:

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in thousands)

Financing income	8,969	6,898	6,310
Financing costs related to long-term credit	(8,781)	(6,795)	(6,446)
Financing costs related to short-term credit and others	(4,715)	(3,083)	(4,816)
Gain (loss) from marketable securities, net.*	(1,481)	(830)	292

Total	(6,008)	(3,810)	(4,660)

*	Includes gains (losses) from trading securities still held by the company for the years ended December 31, 2008, 2007 and 2006 in the amounts of (1,530), (202) and 3 thousands respectively.

F.	Other Expenses, Net:

Composition:

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in thousands)

Gain on sale of fixed assets, net	341	7	9
Impairment of fixed assets	-	(137)	-
Impairment in value of cost based investment	(502)	(512)	(423)
Other	(419)	(108)	(688)

Total	(580)	(750)	(1,102)

G.	Gain on Realization of Shareholdings, Net:

Composition:

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in thousands)

Loss from sale and decrease
in shareholding percentage in Magic	(394)	(107)	(117)
Gain (loss) from sale and decrease in shareholding
percentage in Matrix	(37)	(275)	(395)
Gain from sale and decrease in shareholding
percentage in Tiltan	-	202	1,547
Capital gain (loss) from realization of Matrix One	-	-	2,485
Gain from sale and decrease in shareholding
percentage in Sapians	(15)	2,049	-
Gain (loss) on realization of other investments	109	170	204

Total	(337)	2,039	3,724

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

Modernization solutions, Magic-technology, Magic eMerchant, solutions for law enforcement, application software for long term care industry, car rental solutions, solutions for banking and finance, solutions for telecommunications, CRM systems, Sapiens eMerge, re-engineering and solutions for the insurance industry.

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

The Company evaluates the performances of each segment, software services and proprietary software products, based on operating income/loss. Headquarters and finance expenses are allocated proportionally between the segments:

	Software Services	Proprietary Software Products	Total
	(U.S. $ in thousands)

Revenues:

2008	485,489	105,514	591,003
2007	392,527	100,823	493,350
2006	322,629	96,883	419,512

Inter-segment sales:

2008	135	61	196
2007	-	-	-
2006	2,690	15	2,705

Operating income (loss):

2008	26,934	6,439	33,373
2007	25,473	1,762	27,235
2006	18,780	(8,683)	10,097

Financial expenses:

2008	(1,337)	(4,671)	(6,008)
2007	(1,394)	(2,416)	(3,810)
2006	(2,464)	(2,196)	(4,660)

Net income (loss):

2008	9,755	2,114	11,869
2007	11,386	1,075	12,461
2006	6,146	(6,638)	(492)

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - Supplementary Financial Statement Information (cont.):

H.	Operating Segments (cont.):

	Software Services	Proprietary Software Products	Total
	(U.S. $ in thousands)

Identifiable assets including goodwill:

2008	387,230	147,304	534,534
2007	382,574	151,429	534,003

Identifiable liabilities:

2008	171,765	36,528	208,293
2007	159,611	43,584	203,195

Depreciation and amortization:

2008	4,043	8,771	12,814
2007	4,043	5,160	9,203
2006	2,561	1,582	4,143

Investments in segment assets:

2008	2,548	1,507	4,055
2007	2,726	959	3,685
2006	2,577	1,325	3,902

Reconciliation between the data on sales and income of the operating segments and the data in the consolidated financial statements:

	2008	2007	2006
	(U.S. $ in thousands)

Revenues:

Revenues as above	591,003	493,350	419,512
Less inter-segment transactions	(196)	-	(2,705)

Revenues as per statement of operations	590,807	493,350	416,807

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – Supplementary Financial Statement Information (cont.):

H.	Operating Segments (cont.):

	2008	2007
	(U.S. $ in thousands)

Identifiable assets:
Total assets of operating segments	534,534	534,003
Assets not identifiable to a particular segment	77,996	91,010
Elimination of inter-segment assets and other	(15,939)	(12,430)

Total assets from continuing operation
as per consolidated balance sheet	596,591	612,583

Identifiable liabilities:
Total liabilities of operating segments	208,293	203,195
Liabilities not identifiable to a particular segment	237,016	225,798
Elimination of inter-segment liabilities and other	(18,996)	(15,260)

Total liabilities from continuing operation
as per consolidated balance sheet	426,313	413,733

I.	Geographical Information:

1.	The Company’s Long-Lived Assets are as follows:

	December 31,
	2008	2007
	(U.S. $ in thousands)

Israel	13,344	29,305
United States	543	1,045
Other	1,341	2,655

Total	15,228	33,005

2.	Revenues:

Revenues classified by geographic area:

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in thousands)

Israel	399,474	319,444	264,293
International:
United States	134,662	120,051	93,479
Other	56,671	53,855	59,035

Total	590,807	493,350	416,807

Classification was based on the location of the customers.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – Supplementary Financial Statement Information (cont.):

J.	Earnings Per Share:

The following table presents the computation of basic and diluted net earnings per share of continuing operation:

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in thousands)

Amount for basic earnings (loss) per share -
income available to shareholders	11,869	12,461	(492)
Effect of dilutive securities of subsidiaries	-	(179)	-

Amount for diluted earnings (loss) per share -
income available to shareholders	11,869	12,282	(492)

Weighted average shares outstanding
Denominator for basic net earnings per share	13,200	13,200	13,200
Effect of dilutive securities	-	-	98

Denominator for diluted net earnings per share	13,200	13,200	13,298

Basic net earnings (loss) per share
of continuing operation	0.88	0.95	(0.04)

Diluted net earnings (loss) per share
of continuing operation	0.88	0.93	(0.04)

*)	Anti dilutive

Note 18 – Discontinued operations:

A.	In December, 2006, the Company spun-off Formula Vision. Therefore, Formula Vision is no longer a subsidiary of the Company. The spin-off was affected by way of distributing the 36,696,000 Formula Vision shares owned by Formula (then representing approximately 57% of the outstanding Formula Vision shares) to Formula’s shareholders on a pro-rata basis.

Formula Vision’s shares were distributed at a ratio of 2.78 Formula Vision shares for each outstanding ordinary share held at the close of the trade on December 14, 2006, the record date, subject to withholding taxes. Formula Vision met the definition of a component under SFAS 144. Accordingly, the results of operations of Formula Vision have been classified as discontinued operations in the statement of operations of prior period’s results. The Company followed EITF No. 87-24 and allocated interest on debt that is to be assumed by the buyer and is connected with the discontinued operation. The expenses allocated for the years 2006 were $9 million.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Discontinued operations (Cont.):

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

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Discontinued operations (Cont.):

D.	The following is the composition from discontinued operations (includes capital gain from realization):

	Year Ended December 31,
	2007	2006
	(U.S. $ in thousands)

Revenues	31,715	143,681
Cost of revenues	10,827	67,108

Gross profit	20,888	76,573
Research and development costs, net	7,107	21,870
Selling, general and administrative expenses	9,137	49,728
Restructuring and non-recurring costs	-	499

Operating income	4,644	4,476
Financial expenses, net	(2,006)	(7,821)
Gain on realization of shareholdings, net *,**	19,669	36,285
Other expenses (income) ,net	9,281	(14,698)

Income before taxes on income	31,588	18,242
Taxes on income (benefit)	136	(530)

	31,452	18,772
Equity in gains (losses) of affiliated companies, net	(857)	413
Minority interest in earnings of subsidiaries, net	(5,797)	(8,678)

Net income (loss)	24,798	10,507

*	In November 2006, Formula Vision signed an agreement for effectively selling half of its holdings in Giga to an American investment company in consideration of $11.2 million.

Upon the completion of the transaction, Formula Vision held 24.58% of Giga’s outstanding shares. The gain from realization totaled $ 10.6 million.

**	In December 2006, Formula Vision engaged in an agreement with Karden Technologies Ltd. (henceforth: “Karden”), by which Karden acquires rights in a limited partnership held by Formula Vision to which Formula Vision’s investments in 5 of its portfolio companies were transferred in consideration of $21 million. The gain from realization totaled $ 13.6 million.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 19 – Subsequent events:

A.	In December 2008, the company announced that the board of directors approved distribution of a cash dividend payable on January 29, 2009 with respect to each outstanding Formula ordinary share held as of the close of business day on January 12, 2009. The cash distribution was on the amount of $2.27 per share or approximately $30 million in the aggregate.

B.	In January 2009, the company granted to Mr. Bernstein, in connection with his new service agreement, options to purchase 396,000 ordinary shares. These options vest over a three-year period, commencing on December 17, 2008, on a quarterly basis. The exercise price of the options is NIS 0.01 per share. The options shall expire six years of the date of grant.

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

        We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. and its subsidiaries (the “Company”) as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sapiens International Corporation N.V. and its subsidiaries as of December 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 26, 2009	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

        We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. (the “Company”) and its subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December  31, 2008. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 15% and 15% as of December 31, 2007 and 2008, respectively, and total revenues of 37%, 36% and 39% for each of the three years in the period ended December 31, 2008 of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

        In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2007 and 2008, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 2, 2009	A Member of Ernst & Young Global

Levy Cohen & Co.

R e g i s t e r e d A u d i t o r s

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020-7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of Magic Software Enterprises (UK) Limited

We have audited the accompanying balance sheet of Magic Software Enterprises (UK) Limited as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008 and 2007, and the related statements of operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

LEVY COHEN & CO.
Certified Public Accountants	21 January 2009

J. Cohen C.P.A. (ISR)	Registered by The Institute of Chartered Accountants in
R. Shahmoon ACA	England and Wales to carry out Company Audit work

Levy Cohen & Co.

R e g i s t e r e d A u d i t o r s

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020-7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of Hermes Logistics Technologies Limited

We have audited the accompanying balance sheet of Hermes Logistics Technologies Limited as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008 and 2007, and the related statements of operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

LEVY COHEN & CO.
Certified Public Accountants	11 February 2009

J. Cohen C.P.A. (ISR)	Registered by The Institute of Chartered Accountants in
R. Shahmoon ACA	England and Wales to carry out Company Audit work

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

        We have audited the accompanying balance sheets of Magic Software Japan K.K. (the “Company”) as of December 31, 2008, 2007 and 2006, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Tokyo, Japan
January 30, 2009	KDA Audit Corporation

Magic Benelux B.V.

Auditor’s report

Report on the financial statements

We have audited the accompanying balance sheets as at December 31, 2008 and 2007 and the related statements of operations for each of the three years in the period ended December 31, 2008 of Magic Benelux B.V., Houten.

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

Magic Benelux B.V.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of Magic Benelux B.V. as at December 31, 2008 and 2007, and of its related statements of operations for each of the three years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Dordrecht, January 30, 2009

Verstegen accountants en adviseurs

Drs. L.K. Hoogendoorn RA MGA

To the Board of Directors and Shareholders of
Magic (Onyx) Magyarország Szoftverház Kft.

            We have audited the accompanying balance sheet of Magic (Onyx) Szoftverház Kft. (the “Company”) as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

            We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing, the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

            In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and at December 31, 2008 and 2007, and the related statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

February 25, 2009	Maria Negyessy
Reg. Auditor

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By: /s/ Guy Bernstein —————————————— Guy Bernstein Chief Executive Officer	April 27, 2009 —————————————— Date

EXHIBIT INDEX

Exhibit No.

1.1	Memorandum of Association (1)

1.2	Articles of Association as amended on December 28, 2005 (2)

4.1	Form of Letter of Indemnification, dated December 28, 2005 (2)

4.2	International Securities Purchase Agreement dated June 15, 2007 between the Registrant and each of the purchasers identified on the signature pages of the agreement (3)

4.3	Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)*

8	List of Subsidiaries*

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of the Chief Financial Officer pursuant to Section. 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm*

15.2	Consent of Levy Cohen and Co.*

15.3	Consent of Levy Cohen and Co.*

15.4	Consent of Kost, Forer, Gabbay & Kaiserer*

15.5	Consent of Kost, Forer, Gabbay & Kaiserer*

15.6	Consent of Verstegen accountants en belastingadviseurs*

Exhibit No.

15.7	Consent of KDA Audit Corporation*

15.8	Consent of Maria Negyessy*

*Filed herewith.

(1)     Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).
(2)     Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2006.
(3)     Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2007.