Form 20-F
period 2009-12-31
FORMULA SYSTEMS (1985) LTD
filed 2010-04-29
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

5 Haplada Street, Or Yehuda 60218, Israel
(Address of Principal Executive Offices)

Guy Bernstein, CEO, 5 Haplada Street, Or Yehuda 60218, Israel
Tel: 972 3 5389487, Fax: 972 3 5389645
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
_________________

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

None

As of December 31, 2009, the registrant had 13,200,000 outstanding ordinary shares, NIS 1 par value, of which 719,546 were represented by American Depositary Shares as of such date.

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

Yes ☒                      No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐                      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒

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

Yes ☐                     No ☒

P A R T   I
===========

Some of the statements in this annual report, including those in “Item 3. Key Information—Risk Factors,” “Item 4—Information on the Company—Business Overview” and “Item 5—Operating and Financial Review and Prospects,” are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, strategies, expectations, intentions, future financial performance and other statements that are not historical facts. We use words like “anticipates,” “believes,” “expects,” “future,” “intends” and similar expressions to mean that the statement is forward-looking. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

We have based these forward-looking statements on our current expectations and projections about future events. You should not unduly rely on these forward-looking statements, which apply only as of the date of this annual report. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in “Item 3. Key Information—Risk Factors.”

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, commonly referred to as U.S. GAAP.  In accordance with U.S. GAAP, we use the United States dollar as our reporting currency. In accordance with ASC 360 Property, Plant and Equipment and following the sale of our entire shareholdings in BluePhoenix Solutions Ltd., or BluePhoenix, in June 2007, and the sale of our entire shareholdings in nextSource Inc., or nextSource, in October 2009, BluePhoenix's and nextSource’s results of operations, assets and liabilities were classified as attributed to discontinued operations and as a result, we have reclassified certain figures in our financial statements relating to prior periods.

As used in this annual report, references to dollar refer to the United States dollar and references to NIS refer to New Israeli Shekels. References to the Israeli consumer price index refer to the Israeli CPI.

As used in this annual report, references to "we," "our," "ours" and "us" refer to Formula Systems (1985) Ltd. and its subsidiaries, unless otherwise indicated. References to "Formula" refer to Formula Systems (1985) Ltd.

All trademarks appearing in this annual report are the property of their respective holders.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.           Selected Financial Data

The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated.  We derive the consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009, and the consolidated balance sheet data as at December 31, 2008 and 2009 from our audited consolidated financial statements included elsewhere in this annual report.  Our consolidated financial statements have been audited by Ziv Haft registered public accounting firm, BDO member firm. The consolidated statement of operations data for the years ended December 31, 2005 and 2006  and the consolidated balance sheet data at December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements not included in this annual report. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(US$ in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$469,390	$503,243	$414,724	$356,598	$318,765
Cost of revenues	352,283	373,775	298,410	256,059	224,343
Gross profit	117,107	129,468	116,314	100,539	94,422
Research and development costs, net	4,430	6,564	6,547	5,508	6,094
Selling, general and administrative expenses	77,322	90,451	84,503	86,466	84,204
Other income, net	(1,972)	-	-	-	-
Operating income	37,327	32,453	25,264	8,565	4,124
Financial expenses, net	(231)	(5,908)	(3,619)	(4,444)	(1,880)
Gain (loss) on realization of investments, net	-	(337)	2,039	3,724	3,192
Other expenses	(304)	(580)	(750)	(1,102)	(341)
Income before taxes on income	36,792	25,628	22,934	6,743	5,095
Taxes on income	(8,305)	(3,279)	(1,891)	(3,655)	(4,647)
Equity in gains (losses) of affiliated companies, net	(335)	(216)	(653)	47	61
Income from continuing operations	28,152	22,133	20,390	3,135	509
Net income (losses) from discontinued operations	4,878	555	32,333	18,604	(515)
Net income (losses)	33,030	22,688	52,723	21,739	(6)
Net income (losses) attributable to non-controlling interests	13,954	10,819	15,464	11,724	(189)
Net income attributable to Formula’s shareholders	19,076	11,869	37,259	10,015	183

Earnings (losses) per share generated from continuing operations
Basic	1.08	0.84	0.82	(0.14)	0.04
Diluted	1.04	0.84	0.80	(0.12)	0.04
Earnings (losses) per share generated from discontinued operations
Basic	0.37	0.04	2.00	0.94	(0.03)
Diluted	0.36	0.04	1.99	0.85	(0.03)
Earnings per share:
Basic earnings	1.45	0.88	2.82	0.80	0.01
Diluted earnings	1.40	0.88	2.79	0.73	0.01
Weighted average number of shares outstanding:
Basic	13,200	13,200	13,200	13,200	12,800
Diluted	13,564	13,200	13,200	13,298	12,800

	As of December 31,
	2009	2008	2007	2006	2005
	(US$ in thousands)
Consolidated Balance Sheet Data:
Total assets	$566,439	$596,622	$612,624	$585,685	$630,085
Total liabilities	271,125	319,252	306,321	352,746	373,483
Equity	295,314	277,370	306,303	232,939	256,602

Dividends

In April 2010, Formula distributed to its shareholders a cash dividend of $1.47 per share, previously announced in March 2010. The aggregate amount distributed by Formula was approximately $20 million.

In January 2009, Formula distributed to its shareholders a cash dividend of $2.27 per share. The aggregate amount distributed by Formula was approximately $30 million.

In April 2008, Formula distributed to its shareholders a cash dividend of approximately $0.76 per share. The aggregate amount distributed by Formula was approximately $10 million.

In December 2006, Formula distributed to its shareholders a dividend consisting of 36,696,000 shares of Formula Vision Technologies (F.V.T) Ltd., or Formula Vision, held by Formula and representing approximately 57% of the outstanding share capital of Formula Vision. Formula Vision shares were distributed at a ratio of 2.78 shares of Formula Vision for every one outstanding ordinary share of Formula, prior to withholding taxes.

In June 2005, Formula distributed to its shareholders a cash dividend of approximately $4 per share. The aggregate amount distributed by Formula was approximately $50.2 million.

Under Formula’s dividend policy adopted by its board of directors, sums that are not planned to be used for investments in the near future, may be distributed to the shareholders as a cash dividend, to the extent that our performance allows such distribution.

Cash dividends may be declared and paid in New Israeli Shekels or dollars. Dividends to the holders of the American Depositary Shares, or ADSs, are paid by the depositary of the ADSs, for the benefit of owners of ADSs. If the dividend is declared and paid in NIS, the NIS amount is converted into dollars by the depositary of the ADSs.

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

Risks Relating to Our Business

The recent global economic and financial crisis has had and the continuing slowdown in the global economy may continue to have a negative effect on our business, financial condition and results of operations.

The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which has had a negative effect on our business, results of operations and financial condition. The continuing slowdown in the global economy may continue to have this negative effect.

Demand for our products and services depends in large part upon the level of information technology, or IT, capital spending and investment in IT projects by our customers. The current economic conditions have reduced the willingness or ability of our customers and prospective customers to commit funds to IT projects, and may reduce their ability to pay for our products and services after purchase, whether as a result of possible customer insolvencies or otherwise. This has resulted in a longer sales cycles and increased pressure on pricing. Similarly, our suppliers may not be able to supply us with needed components on a timely basis, may increase prices or go out of business, which could result in our inability to meet customer demand, fulfill our contractual obligations or affect our gross margins. We cannot predict the timing or duration of the global economic slowdown or the timing or strength of any subsequent economic recovery. Accordingly, we cannot know how the economic conditions will affect our business. As a result, we cannot assure you that we will be able to increase our revenues or keep our revenues at the same level as in 2009.

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

    Our quarterly and annual revenues, gross profits and results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations:

•	global economic trends, like the recent global economic crisis and the current global economic slowdown;

•	acquisitions and dispositions of companies and consolidation of our subsidiaries;

•	the size, time and recognition of revenue from significant contracts;

•	timing of product releases;

•	timing of contracts;

•	timing of completion of specified milestones and delays in implementation;

•	changes in the proportion of service and license revenues;

•	price and product competition;

•	increases in selling and marketing expenses, as well as other operating expenses;

•	currency fluctuations; and

•	consolidation of our customers.

A substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. The gross margins of our subsidiaries also will vary both among themselves and over time. As a result, changes in the revenue mix from these subsidiaries may affect quarterly operating results. In addition, we may derive a significant portion of our net income from the sale of our investments or the sale of proprietary software technology. These events do not occur on a regular basis and their timing is difficult to predict. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, it is possible that our quarterly and annual results of operations may be below the expectations of public market analysts and investors. If this happens, the price of our ordinary shares and American Depositary Shares will likely decrease.

Our success depends upon the development and maintenance of strategic alliances.

We established relationships with strategic partners to provide an international marketing presence and name recognition, as well as the resources necessary to implement many of our IT services. We are dependent upon our strategic partners for the marketing and selling of certain of our proprietary software solutions. If we cannot maintain our existing relationships with these partners, if our partners encounter financial difficulties, if we fail to establish effective, long-term relationships with additional partners, or if our partners enter into relationships with our competitors, our ability to market our proprietary software solutions in international markets may be limited. If this happens, our growth, if any, might be delayed or slowed-down. As a result, our business, financial condition, and results of operations could be seriously harmed.

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

•
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

•
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

Certain amounts have been allocated to goodwill on our balance sheet as a result of acquisitions made by us from time to time, and should it become necessary to write-off a material part of this, our results of operations could be materially adversely affected.

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

Our business strategy involves raising capital for our subsidiaries through public or private equity or debt offerings. Our ability to raise capital for our subsidiaries depends upon market and other conditions which are beyond our control. If we fail to raise capital for our subsidiaries, it may hinder their growth. We may therefore be required to seek alternative capital raising methods, including borrowing money on terms which are not favorable to us. In the last few years, due to difficulties we encountered in raising capital for our subsidiaries, we were required to borrow monies from banks. Difficulties in raising equity capital or obtaining debt financing on favorable terms, or the unavailability of financing, including bank borrowings, may materially and adversely affect our business, operating results and financial condition.

The terms of our credit facilities contain a number of restrictive covenants which, if breached, could result in acceleration of our obligation to repay our debt.

The loan agreements of our subsidiaries contain a number of conditions and limitations on the way in which they can operate their business, including limitations on their ability to raise debt and sell or acquire assets.  These loan agreements also contain various covenants which require them to maintain certain financial ratios related to shareholders’ equity and operating results that are customary for companies of comparable size.  These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us or to our shareholders. In addition, a breach of the restrictive covenants could result in acceleration of our obligations to repay our debt.

Marketing our products and services in international markets may require increased expenses and greater exposure to risks that we may not be able to successfully address.

We intend to continue to focus our efforts on selling proprietary software solutions in international markets. We expect to continue devoting significant resources to these efforts. If we are unable to continue achieving market acceptance for our solutions or otherwise continue to successfully penetrate international markets, our business will be harmed. In 2008 and 2009, we received approximately 21% and 22% of our total revenues, respectively, from customers located outside of Israel. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including:

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

We currently hold a controlling interest in our subsidiaries through our direct equity holdings.  As a result of our controlling interests in the subsidiaries, we consolidate their operating results with ours. If we are unable to maintain a controlling interest in our subsidiaries, as a result of equity issuances by subsidiaries or otherwise, we would cease to consolidate the operating results of these subsidiaries. This may result in significant fluctuations of our consolidated operating results.

We are exposed to significant claims for damage caused to our customers’ information systems.

           Some of the products and services we provide involve key aspects of customers’ information systems.  These systems are frequently critical to our customers’ operations. As a result, our customers have a greater sensitivity to failures in these systems than do customers of other software products generally. If a customer’s system fails during or following the provision of products or services by us, or if we fail to provide customers with proper support for our software products, we are exposed to the risk of a claim for substantial damages being filed against us, regardless of whether or not we are responsible for the failure.  When possible, we limit our liability under our product and service contracts. We cannot guarantee that these limitations of liability, if any, would be sufficient to protect us against legal claims. We maintain general liability and professional liability insurance coverage. However, we cannot assure you that our insurance coverage will be sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. If we lose one or more large claims against us that exceed available insurance coverage, our business, operating results and financial condition may be materially adversely affected. In addition, the filing of legal claims against us in connection with contract liability may cause us negative publicity and damage to our reputation.

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

Our largest shareholder, Emblaze Ltd., owns the majority of the voting rights and controls the outcome of matters that require shareholder approval.

Emblaze Ltd., or Emblaze, owns approximately 49.2% of our outstanding ordinary shares and 50.7% of the voting rights. Therefore, Emblaze has the power to control the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This voting power may have the effect of delaying or preventing a change in control. In addition, potential conflicts of interest may arise in the event that we enter into agreements or transactions with affiliates of Emblaze. Although Israeli law imposes certain procedures (including shareholder approval) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

Fluctuations in foreign currency values may affect our business and results of operations.

Most of our revenues and expenses from our software services are denominated in New Israeli Shekels (NIS). For financial reporting purposes, we translate all non-US dollars denominated transactions into dollars in accordance with U.S. GAAP. Thereore, we are exposed to the risk that fluctuations in the value of the NIS relative to the dollar (such as devaluation of the NIS) may reduce our revenue growth rate in dollar terms.  In addition, a significant portion of our revenues from proprietary software products  is currently denominated in dollars and euros, while a substantial portion of our expenses relating to the proprietary software products, principally salaries and related personnel expenses, is denominated in NIS. As a result, a decrease in the value of the dollar or euro relative to the NIS, would  increase our operating costs expressed as dollars, and, therefore, could adversely affect our results of operations and harm our competitive position in the markets. To date, we have not engaged in significant hedging transactions. In the future, we may enter into more or larger currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar or euro against the NIS and from fluctuations in the inflation rate. However, we cannot assure you that these measures will adequately protect us from the material adverse effects described above. For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects—Overview—Our Functional and Reporting Currency.”

We may be adversely affected if the market prices of our publicly traded subsidiaries decrease.

A significant portion of our assets is comprised of equity securities of publicly traded companies. Our publicly traded subsidiaries are Magic Software Enterprises Ltd., or Magic Software, Matrix IT Ltd., or Matrix, and Sapiens International Corporation N.V., or Sapiens. The stock prices of these publicly traded companies have been extremely volatile, and have experienced fluctuations due to market conditions and other factors which are beyond our control. Fluctuations in the market price and valuations of our holdings in these companies may affect the value of our assets.  In addition, the stock prices of many technology companies fluctuate significantly for reasons that may be unrelated to operating results. If the value of our assets decreases significantly as a result of the above, our business, operating results and financial condition may be materially and adversely affected.

Risks Related to our Traded Securities

The market price of our ordinary shares and American Depositary Shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all.

The stock market in general has experienced during recent years extreme price and volume fluctuations, and in particular, a sharp decline as part of the global economic and financial crisis. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations have affected and are expected to continue to affect the market price of our ordinary shares and American Depositary Shares, or ADSs.

The high and low market price of our ordinary shares traded on the Tel Aviv Stock Exchange, or the TASE, under the symbol “FORT,” and the high and low market price of our ADSs traded on the Nasdaq Global Market, under the symbol “FORTY” during each of the last three years, are summarized in the table below:

	Nasdaq Global Market		TASE
	In $		In NIS
	High	Low	High	Low
2009	12.10	3.59	44.12	16.16
2008	14.14	4.99	47.78	17.53
2007	14.46	11.69	60.59	44.97

The market price of the ordinary shares and the ADSs may fluctuate substantially due to a variety of factors, including:

•	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	public announcements concerning us or our competitors;

•	results of integrating investments and acquisitions;

•	the introduction or market acceptance of new service offerings by us or our competitors;

•	changes in product pricing policies by us or our competitors;

•	public announcements concerning distribution of dividends and payment of dividends;

•	changes in security analysts’ financial estimates;

•	changes in accounting principles;

•	sales of our shares by existing shareholders; and

•	the loss of any of our key personnel.

In addition, global and local economic, political and market conditions and military conflicts and in particular, those specifically related to the State of Israel, may affect the market price of our shares and ADSs.

Our shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the TASE and our ADSs are traded on the NASDAQ Global Market. Trading in our ordinary shares and ADSs on these markets takes place in different currencies (dollars on the NASDAQ Global Market and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares and ADSs on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares or ADSs, as applicable, on one of these markets could cause a decrease in the trading price on the other market.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Although we do not believe that we were a passive foreign investment company, or PFIC,  for U.S. federal income tax purposes during 2009, we cannot assure you that we will not be treated as a PFIC in 2010 or in future years. We would be a PFIC if 75% or more of our gross income in a taxable year is passive income. We would also be a PFIC if at least 50% of our assets in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, United States investors could be subject to adverse tax consequences, including having gain realized on the sale of our ordinary shares or ADSs being treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sale proceeds. Rules similar to those applicable to gains derived from the disposition of our ordinary shares also apply to certain "excess distributions." A decline in the value of our ordinary shares or ADSs could result in our company being classified as a PFIC.  United States investors should consult with their own tax advisors with respect to the United States tax consequences of investing in our ordinary shares.

For a discussion of how we might be characterized as a PFIC and related tax consequences, see “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations.”

Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

Our headquarters and principal research and development facilities are located in Israel and approximately 78% of our revenues in 2009 were generated from the Israeli market. As a result, we are directly influenced by the political, economic and military conditions affecting Israel. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel. Since 2000, there have been ongoing hostilities between Israel and the Palestinians, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in 2006 and took control of the entire Gaza Strip by force in 2007. In January 2009, Israel engaged in a military action against Hamas in Gaza to prevent continued rocket attacks against Israel. These developments have further strained relations between Israel and the Palestinians. The current political situation between Israel and its neighbors may not improve. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

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

Certain of our subsidiaries received grants in the past and receive tax benefits under Israeli government programs, particularly as a result of the “Approved Enterprise” status of certain operations in Israel. “Approved Enterprise” status is granted by the Israeli Investment Center of the Ministry of Industry and Trade and entitles the grantee to a variety of tax incentives. The incentives awarded to certain of our subsidiaries include reduced tax rates and a tax holiday. Subject to compliance with applicable requirements, the portion of our subsidiary's undistributed income derived from our "Approved Enterprise" programs shall be exempt from income tax for a period of two to four years, followed by five to eight years with reduced tax rate of 25% on income derived from “Approved Enterprise” investment programs. In order to qualify for these incentives, the “Approved Enterprise” is required to comply with the requirements of the Law for the Encouragement of Capital Investments, 1959, known as the Investment Law. As of April 22, 2010, our subsidiaries have met those criteria and received tax benefits from their  “Approved Enterprise” programs, as presented in Note 15 to our financial statements. To maintain the eligibility for these programs and benefits, we must meet the conditions set out in the Investment Law. We cannot assure you that these programs and tax benefits will continue at the same level in the future. If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.

It may be difficult to serve process and enforce judgments against our directors and officers in the United States or in Israel.

We are organized under the laws of the State of Israel. All of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to:

•	effect service of process within the United States on us or any of our executive officers or directors;
•
enforce court judgments obtained in the United States including those predicated upon the civil liability provisions of the United States federal securities laws, against us or against any of our executive officers or directors, in the United States or Israel; and

•	bring an original action in an Israeli court against us or against any of our executive officers or directors to enforce liabilities based upon the United States federal securities laws.

Provisions of Israeli law may delay, prevent or make more difficult an acquisition of our company.

The Israeli Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger, of each of the merging companies.  For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting, and which are not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager, or any of their relatives or corporations controlled by them) have voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. In addition, the court may give instructions to secure creditors' rights. Finally, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies; and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger. Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer. Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or make more difficult an acquisition of or merger with us, which may adversely affect its ability to engage in a business combination and could depress our share price.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  As a foreign private issuer listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, composition of our board of directors, director nomination procedure, compensation of officers, and quorum at shareholders’ meetings.  In addition, we may follow our home country law, instead of the NASDAQ Stock Market Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

ITEM 4. INFORMATION ON THE COMPANY

A.           History and Development of the Company

Both our legal name and our commercial name is Formula Systems (1985) Ltd. We were incorporated in Israel on April 2, 1985. We maintain our principal executive offices at 5 Haplada Street, Or Yehuda 60218, Israel and our telephone number is 011-972-3-5389487. Our agent in the United States is Corporation Service Company and its address is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. In 1991, we completed our initial public offering of ordinary shares on the Tel Aviv Stock Exchange.  In October 1997, we completed the listing of our ADSs on the NASDAQ Global Market.

Since our inception, we have acquired controlling interest and have invested in companies which are engaged in the IT solutions and services business. We, together with our subsidiaries and affiliates, are known as the Formula Group.

We have adopted a strategy of seeking opportunities to realize gains through the selective sale of investments and interests in our subsidiaries and affiliates to outside investors. We believe that this strategy provides us with capital to support the growth of our subsidiaries, as well as increasing shareholder value. We expect to continue to develop and enhance the products, services and solutions of our subsidiaries, and to continue to pursue additional acquisitions of, or investments in, companies that provide IT services and proprietary software solutions.

Capital Expenditures and Divestitures

Certain of our investment and financing activities are described below. For additional information relating to our investment and financing activities during 2008 and 2009, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Acquisition of consulting and staffing business by a subsidiary of Magic. In February 2010, a subsidiary of Magic Software completed the acquisition of the consulting and staffing business of a US-based IT services company for a purchase price of approximately $11.8 million, of which $6.4 million was paid in cash upon closing and the remainder is to be paid over the next three years.

Sale of nextSource. In October 2009, we completed the sale of our entire 100% shareholdings in our subsidiary nextSource, for aggregate consideration of approximately $12 million, of which $8 million was paid in cash and the remainder through the release of $4 million of bank deposits that were previously pledged in favor of banks to secure obligations of nextSource.

Purchase of TACT.  In 2008, our subsidiary, Matrix, purchased all the shares of TACT Computers and Systems Ltd., or TACT, for aggregate consideration of $12.5 million. In 2009, Matrix paid to the sellers an additional and final consideration of approximately $6.4 million.

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

Debenture Offering by Matrix. On August 19, 2007, our subsidiary, Matrix, completed an offering of debentures in an aggregate principal amount of approximately $62 million. The debentures were sold to institutional and other investors in Israel. The debentures bear interest at an annual rate of 5.15%. The principal will be paid in four equal installments on December 31 of each of the years 2010 through 2013. The principal and interest are linked to the Israeli consumer price index. On February 21, 2008, Matrix listed the debentures for trading on the TASE.

Sale of BluePhoenix shares. On June 20, 2007, we completed the sale of an aggregate of 8,038,526 shares of our subsidiary BluePhoenix Solutions Ltd., or BluePhoenix, representing our entire holdings in BluePhoenix, to international institutional investors for aggregate consideration of approximately $64 million.

Private Placement by Sapiens. In June 2007, our subsidiary, Sapiens, entered into a private placement transaction with several institutional investors, private investors and Formula for an aggregate gross investment of $20 million (excluding finders' fees and transaction expenses), $6.5 million of which was invested by Formula.  Sapiens issued to the investors an aggregate of 6,666,667 common shares (of which 2,166,666 common shares were issued to Formula), at a price of $3.00 per share, which reflected a premium of approximately 25% above the trading price of Sapiens’ common shares (as of the date Sapiens’ board of directors approved the investment).

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

        The Formula Group

Formula is the parent company of subsidiaries and affiliates, referred to collectively as the Formula Group. We currently hold a controlling interest in our subsidiaries through our equity holdings. We appoint a majority of the boards of directors of our subsidiaries through our equity holdings.   We provide our subsidiaries with our management, technical expertise and marketing experience to help them to penetrate their respective markets.

We direct the overall strategy of our subsidiaries.  While our subsidiaries each have independent management, we monitor the growth of our subsidiaries through our active involvement in the following matters:

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

Our Subsidiaries

Matrix

Matrix IT Ltd. is one of Israel’s leading integration and information technology services companies, based on Dun’s 100 “Israel's Largest Enterprises 2009”. Matrix employs approximately 4,200 software, hardware, integration and training personnel, which provide advanced IT services to more than 500 customers in the Israeli market. Matrix also markets in Israel software and hardware products manufactured by a broad range of international manufacturers.

The solutions, services and products supplied by Matrix are designed to improve Matrix’s customers’ competitive capabilities, by providing a response to their unique IT needs in all levels of their operation.

Areas of Operation

Matrix is active in four principal areas: software solutions and services, software distribution, infrastructure solutions and hardware products, and training and assimilation.

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

Software distribution. Matrix’s operations in this area include sales and support of software products of leading worldwide vendors in various categories, such as:

•	customer relationship management (CRM);
•	master data management (MDM);
•	information technology systems management and business service management products (ITSM);
•	open-source software products for operating systems (Red-Hat Linux) and application servers (J-Boss);
•	virtualization software products, product for content management;
•	software products for business intelligence (BI);
•	data warehouses and extract/transform/load (ETL);
•	software products for integration;
•	database systems;
•	software products for knowledge management; and
•	software development and testing tools.

Infrastructure solutions and hardware products. Matrix’s operations in this area include: (i) supply of infrastructure solutions for computer and communication systems; (ii) sales and marketing of PCs, laptops, Intel servers, peripheral equipment, operating systems, servers and workstations operating on Unix and Linux operating systems, and sales and marketing of storage and backup systems for computer systems such as HP and IBM; and (iii) maintenance for computers and peripheral equipment, lab services and a help desk.

Training and assimilation. Matrix operates technological training and qualification centers providing advanced professional courses for hi-tech personnel, training and assimilation of computer systems, applications courses, professional training, soft-skills training and training for capital market operations.

Matrix provides solutions, services and products primarily to the following four market sectors (or verticals): banking and finance, telecommunications, commerce and manufacturing, and the public and security forces sector.

Matrix offers to each market sector a broad range of solutions and services, customized for the specific needs of that sector. Matrix operates dedicated departments, each of which specializes in a particular sector. Each such department supplies customers in that sector with a product basket providing a response to most of its IT requirements, based on an in-depth business understanding of the challenges which are typical to that sector. Matrix established a separate division for each particular market sector, which manages the operations relating to that sector.

Specialization in the various sectors is reflected in the applications, professional and marketing aspects of each sector. Accordingly, the professional and marketing infrastructure required to support each market sector is developed to address such sector’s specific needs.

In addition to the four sector-based areas of operations, Matrix operates two horizontal divisions providing specialist services for all of the different sectors of operations as follows:

•           Expertise centers – Matrix operates about 20 "expertise centers", in areas such as: SOA (service oriented architecture), Mobility (Mobile Technology), CRM, enterprise resource planning (ERP), Cloud Computing, Open Source and E-Business. These expertise centers are based on market concept, which is targeted to yield significant added value to the company's customers, including: group of professionals that are focused and have expertise in the related technologies, hands-on experience and expertise in the related technologies, methodologies, and best practices; and

•           A strategic consulting center that provides customers with diverse consultation services on topics such as organization, strategy, business development and technological development.

Customers

Matrix’s customers include large enterprises in Israel, including commercial banks, loan and mortgage banks, telecommunications services providers, cellular operators, credit card companies, leasing companies, insurance companies, security agencies, satellite operators, hi-tech companies, the Israeli Defense Force and government ministries and public agencies and media and publishing entities.

Magic Software

Magic Software Enterprises Ltd. develops, markets, sells and supports application platform and business and process integration solutions. Magic Software’s products and services are available through a global network of regional offices, independent software vendors, system integrators, distributors and value-added resellers, as well as original equipment manufacturers and consulting partners in approximately 50 countries. In addition to technology, Magic Software provides its customers with maintenance and technical support, as well as professional services and training.

Magic Software Technology

With over 25 years of experience and thousands of customers and partners, Magic Software’s technology enables enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized to meet current and future needs.

Magic Software’s technology gives partners and customers the ability to create any type of business applications, leverage existing information technology resources, enhance business ability, and focus on core business priorities to gain maximum return on their existing and new IT investments.

Magic Software is known for its code-free approach, allowing users to focus on business logic rather than technological requirements.  This approach forms the driving principle of both the uniPaaS application platform (the next generation of eDeveloper) and the iBOLT business and process integration suite. Both uniPaaS and iBOLT enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems:

•
uniPaas Application Platform (the next generation of eDeveloper) is a comprehensive application platform that supports all deployment models including client/server, Rich Internet Applications (RIA), mobile applications, cloud and Software-as-a-Service (SaaS).  It uses a single development paradigm to handle all client and server partitioning and offers customers the choice in how they deploy their applications, whether client/server or web; on-premise or on-demand; in the cloud or behind the corporate firewall; software or SaaS; or global or local, and complies with event-driven and service-oriented architectural principles.

By offering technology transparency, uniPaaS allows customers to focus on their business requirements rather than technological means. uniPaaS' single development paradigm significantly reduces the time and costs associated with the development and deployment of client/server as well as cloud-based applications including RIA, mobile and SaaS. Application owners can leverage their initial investment when moving from full client mode to cloud, and eventually modify these choices as the situation requires.  Furthermore, enterprises can use cloud based uniPaaS applications in a SaaS model and still have their databases in the privacy of their own data centers.  It also supports most hardware and operating system environments such as Windows, Unix, Linux and AS/400, as well as multiple databases. uniPaaS is interoperable with .NET and Java technologies.

•
iBOLT Business and Process Integration Suite provides business integration and process management solutions with a particular focus on enterprise applications. iBOLT allows integration and interoperability of diverse solutions, including cloud-based business applications integration with on-premise as well as legacy applications, in a quick and efficient manner.

Increasing the usability and life span of existing legacy and other IT systems, iBOLT allows fast enterprise application integration (EAI), development and customization of diverse applications, systems and databases, assuring rapid return on invested capital and time-to-market, increased profitability, and customer satisfaction. Magic Software offers special editions of iBOLT targeted at specific enterprise application vendor ecosystems, such as SAP Business One, SAP R/3, SAP Business All-in-One, Oracle, JD Edwards, IBM i series, Salesforce.com, Lotus Notes and Lotus Domino, HL7 and Mircosoft Dymanics CRM.  These special editions contain specific features and pricing tailored for these market segments.

Magic Software addresses the critical business needs of companies so that they are able to quickly respond to changing market forces and demands.  Robust business solutions are created, deployed and maintained with unrivaled productivity and time-to-market results. Magic Software's development paradigm is aligned with modern application development theories and enables developers to create better solutions in less time and with fewer resources.

Magic Software’s technology and solutions are especially in demand when time-to-market considerations are critical, budgets are tight, integration is required with multiple platforms or applications, databases or existing systems and business processes, as well as for RIA, cloud computing and SaaS.

Magic Software's technologies are used by a wide variety of developers, integrators and solution providers, which can generally be divided into two sectors: in the first sector are those performing in-house development (corporate IT departments) and in the second sector are Magic Software providers (MSPs), including large system integrators and smaller independent developers, and value added resellers that use Magic Software's technology to develop or provide solutions to their customers.  MSPs who are packaged software publishers use Magic Software's technology to write standard packaged software products that are sold to multiple clients, typically within a vertical industry sector or a horizontal business function.

        ServicesProfessional Services. Magic Software provides a broad range of consulting and software development project management services to customers developing, deploying and integrating distributed applications.

Magic Software offers fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design.  Consulting services are aimed at both generating additional revenues and ensuring successful implementation of uniPaaS and iBOLT projects through knowledge transfer.

Services are offered as separately purchased add-on packages or as part of an overall software development and deployment technology framework.  Over the last several years, Magic Software has built upon its established global presence to form joint ventures with Magic Software providers who use Magic Software technology to develop solutions for their customers, and distributors to deliver successful solutions in focused market sectors.

Maintenance.  Magic Software offers its customers annual maintenance contracts providing for upgrades and new versions of its products for an annual fee.

Technical Support.  Magic Software's in-house technical support group provides training and post-sale support.  Magic Software offers an online support system for the MSPs, providing them with the ability to instantaneously enter, confirm and track support requests via the Internet.  This system supports MSPs and end-users worldwide. As part of this online support, Magic Software offers a Support Knowledge Base tool providing the full range of technical notes and other documentation including technical papers, product information, most answers to most common customer queries and known issues that have already been reported.

Training.  Magic Software conducts formal and organized training on its development tools.  Magic Software develops courses, pertaining to its principal products, uniPaaS and iBOLT and provides trainer and student guidebooks.  Course materials are available both in traditional, classroom courses and as web-based training modules, which can be downloaded and studied at the student’s own pace and location.  The courses and course materials are designed to accelerate the learning process, using an intensive technical curriculum in an atmosphere conducive to productive training.

Vertical Solutions

Magic Software also develops, markets, and supports, through its subsidiaries and affiliates, vertical applications, including long-term care, cargo handling and inventory control solutions.

•
CoreTech Consulting Group LLC is an IT consulting firm offering flexible and creative solutions in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental staffing services.

•
Fusion LLC is an IT consulting firm offering a comprehensive range of consulting and staffing services for telecom, network communications and the IT industry and serving some of the world’s leading telecom and technology corporations.

•
Hermes Logistics Technologies Ltd. develops and markets a comprehensive solution for air cargo handling, which is designed to increase productivity, improve efficiency and reduce costs.  Hermes provides physical cargo handling, and cargo documentation through customs, seamless electronic data interchange (EDI) communications, special handling for dangerous goods, track and trace and security to billing. The Hermes system provides a complete and integrated solution encompassing all physical handling, documentation and messaging requirements, including real-time warehousing, service level profiling /monitoring, end-user guidance, tariff profiling, analysis, audits and reports.

Markets and Customers

Magic Software markets and sells its products and services in approximately 50 countries worldwide.  Industries that are significantly represented in the Magic Software’s community include finance, retail, media, telecommunications, manufacturing, healthcare and government agencies.

Sapiens

Sapiens International Corporation N.V. is a global provider of software solutions for the insurance industry. Sapiens’ suite of insurance solutions, built to meet the core business needs of large and small insurance carriers, aligns IT with business demands for speed, flexibility and efficiency.  Sapiens’ solutions are supplemented by its methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. Sapiens offers its solutions to two of the major lines of insurance business – Life & Pension (L&P) and Property & Casualty (P&C).

Sapiens’ insurance solutions are deployed at leading insurance carriers globally. Sapiens' service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve their business objectives.

Sapiens eMerge™, is a rules-based model-driven architecture, that is used to develop most of Sapiens' software products. It enables the creation of mission critical core enterprise applications with little or no coding using agile methodologies. Sapiens' technology allows customers to achieve legacy modernization and enterprise application integration.

Sapiens markets its solutions globally through its direct sales force and through marketing alliances with global IT solutions providers, such as IBM Corporation, Microsoft, and iGate. Saipens has been working closely with IBM for over 10 years at what IBM refers to as a “Premier Business Partner” level. This cooperation is executed through close technology and marketing cooperation. Saipens has recently qualified as a Microsoft Gold certified partner. These alliances enable Sapiens to reach a broader base of customers while complementing Sapiens' partners’ offerings.

    Sapiens’ Business Solutions for the Insurance Industry

Sapiens has focused its resources on delivering solutions to help the insurance industry become more agile in the face of the new and rapidly changing business environment, while simultaneously reducing IT costs.

Sapiens has formulated Sapiens INSIGHT™, a suite of modular business software solutions that helps insurance carriers adapt to the dynamic insurance marketplace.

Sapiens collaborates with its customers to tailor Sapiens INSIGHT™ solutions to achieve the unique operational performance goals of each organization. In addition, Sapiens has executed independent projects for the insurance market, providing enhanced information access and visibility to empower the sales, agent and broker communities, thus accelerating transaction processing for improved customer service and business efficiency.  Most of Sapiens' insurance solutions, which include the Sapiens INSIGHT™ family, are based on Sapiens eMerge which enables rapid solution development and maintenance.  Sapiens INSIGHT™ is designed for the Property and Casualty insurance markets, and the Life and Pension insurance markets. For each of Sapiens' geographic target markets – namely the United States, Europe and Israel, Sapiens has invested in matching its solutions to the specific market needs, focusing on market standards and regulations. These solutions can be further customized to match specific legacy systems and business requirements, while providing pre-configured functionality.

Sapiens INSIGHT™ solutions include the following:

•
Sapiens INSIGHT™ Suite for Property & Casualty is a comprehensive solution that meets the core business needs of a P&C carrier. It is comprised of 3 modules – Policy Administration, Billing, and Claims. As such, it can be offered either as a suite or as separate modules. The modularity of the suite allows Sapiens to support its customers with gradual deployment of core systems, thus reducing risk and allowing a smooth integration into the organization.

•
Sapiens INSIGHT™ for Life & Pensions is a powerful and comprehensive framework-based life and pensions solution that serves companies administering life insurance, pension funds, health insurance and saving plans. Sapiens INSIGHT™ for Life & Pensions is a dynamic, customizable solution, and can be easily accommodated to administer changes in processes. It is fully web-enabled, prepared to utilize the advantages of the Internet and intranets.

Sapiens' solutions are designed for an extensive list of computing platforms and technologies including IBM zSeries and iSeries, HP-Unix at the host server-side and Windows 2000 / XP Web Servers. Due to the separation between business logic, data access logic and presentation logic, applications developed for a particular computing platform and database are seamlessly portable to other supported computing platforms and databases.  The platform-independent nature of Sapiens' solutions allows them to be scaled according to the needs of the organization. Sapiens eMerge™ has proven to be extremely scalable, allowing the daily execution of hundreds of millions of business rules for tens of thousands of concurrent users.

Services

IT Services. Sapiens provides customers with specialized IT services in many areas, including project management, application development/enhancements, application platform porting services and general technical assistance. Sapiens' personnel work with the customer for the duration of the entire project through proven methodologies on a fixed price and time basis. These IT services can be classified as: (a) consulting services that are not deemed essential to the functionality of the license (such as migration of applications to various platforms and technical assistance with project management); and (b) consulting services that involve significant implementation and customization of Sapiens’ software to customer specific requirements.

Outsourcing of Application Maintenance. Sapiens' outsourcing services performed on its customers' applications, were developed from Sapiens’ strong, long-term relationships with its customers. Sapiens is currently servicing multi-year outsourcing contracts involving mission-critical systems. The outsourcing engagements are typically performed with a combination of onsite and offsite services as required by Sapiens' customers.

Customers

Sapiens INSIGHT™. Sapiens INSIGHT suites of insurance solutions are offered in two territories – (a) North America and Europe, and (b) the Middle East and Africa. Sapiens' customers generate direct written premiums in the range of $80 million to in excess of $5 billion per year.  However, given the flexibility and modularity of Sapiens INSIGHT™ suite of solutions, its offerings can accommodate smaller and larger organizations just as well.

Sapiens eMerge™. Sapiens markets Sapiens eMerge™ primarily to corporate customers and government entities with large information technology budgets and ongoing maintenance and development needs. Sapiens’ corporate customers include, among others, insurance companies, banks, government and manufacturing customers. The principal markets in which Sapiens competes are located in North America, Europe, Israel and Japan.

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

The following table summarizes our revenues by operating segments for the periods indicated:

	Software Services	Proprietary Software Products	Total
	$ in thousands
Year ended December 31,
2009	368,345	101,045	469,390
2008	397,790	105,453	503,243
2007	313,901	100,823	414,724

The following table summarizes the revenues from our IT products and services by geographic regions of our customers, for the periods indicated:

	Year ended December 31,
	2009	2008	2007
	$ in thousands

Israel	368,230	393,391	319,444
International:
United States	38,862	47,098	41,425
Other	62,298	62,754	53,855
	101,160	109,852	95,280
Total	469,390	503,243	414,724

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

Matrix’s principal competitors in the domestic Israeli market are Israeli IT services companies and systems integrators, the largest of which are Ness Technologies Inc., Team-Malam, Taldor, Aman, Yael  and One.  Matrix’s international competitors in the Israeli marketplace include HP and IBM.  These international competitors often use local subcontractors to provide personnel for contracts performed in Israel. Most of these international entities are also business partners of Matrix.

Magic Software’s principal competitors in the market for the uniPaaS technology are Cordys, IBM, Microsoft, Adobe, Oracle, Pegasystems, Progress, Fiorano, Intersystems, Sun, Ultimus, and Unify. The principal competitors in the market for Magic Software’s iBOLT Business and Process Integration Suite are Microsoft BizTalk, Informatica, TIBCO and Software AG.

Sapiens’ competitors in the market for insurance solutions differ based on the size and line of business that it operates in. Some of its competitors will offer a full suite of services, while others only offer one module, and their delivery models will vary among in house, IT outsourcing or business process outsourcing methods.

Examples of Sapiens’ competitors are:

In the United States: GuideWire, Duck Creek, Exigen, CSC, AGO, Oracle, Camilion, ISI, SOLCORP, Fineos, SunGard, Navisys, Fiserv, Accenture, OneShield, Insurity, Prima Solutions, IDP, The Innovation Group and DRC.

In Europe, Middle East and Africa: HP/EDS, SunGard, FIS Software, RebusIs, SOLCORP , SAP, Falmeyer (FJA), COR AG Insurance Technologies.

In addition, Sapiens faces competition from internal IT departments, who often prefer to develop solutions in-house.

Sapiens’ competitors in the business rule engines and management marketplace include Fair Isaac (Blaze), Pegasystems, ILOG, Computer Associates, Haley, Corticon, Versata, RuleBurst and ESI.

Seasonality

Even though not reflected in our 2008 or 2009 results, traditionally, the first and third quarters of the fiscal year have tended to be slower quarters for some of our subsidiaries and the industries that they target.  The first quarter usually reflects a decline following an active fourth quarter as companies seek to complete transactions and projects and utilize budgets before the end of the fiscal year.  The relatively slower third quarter reflects reduced activities during the summer months in many of the regions where our customers are located. In addition, our quarterly results are also influenced by the number of working days in each period. During the Jewish holidays period, when the number of working days is lower, we tend to see a decrease in our revenues. However, the holidays in Israel are determined in accordance with the Jewish calendar which is different from the Gregorian calendar. Therefore, the holidays do not occur in the same fiscal quarter every year.

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

C.           Organizational Structure

Formula is the parent company of the Formula Group.

The following table presents certain information regarding the control and ownership of our significant subsidiaries, as of April 22, 2010.

Subsidiary	Country of Incorporation	Percentage Of Ownership
Matrix IT Ltd.	Israel	50.1%

Magic Software Enterprises Ltd.	Israel	58.1%

Sapiens International Corporation N.V.	Netherlands Antilles Islands	70.4%

       The ordinary shares of  Magic Software and Sapiens are traded on the NASDAQ Global Market and on the TASE, and the ordinary shares of Matrix are traded on the TASE.

D.           Property, Plants and Equipment

Our corporate headquarters, as well as the research and development and sales and marketing headquarters of Magic Software, are located in Or-Yehuda, Israel. In December 2009, Magic Software sold the office building located in Or-Yehuda, Israel for consideration of $5.2 million. As part of this transaction, Magic Software leased such office space, constituting approximately 39,300 square feet, pursuant to a lease which expires in December 2014. Magic Software has an option to terminate the lease agreement upon a six-month prior written notice.

In addition, Magic Software leases office space  in the United States, Europe and Asia.

Matrix leases approximately 100,000 square feet of office space in Herzlia, Israel pursuant to a lease which expires on October 31, 2015.   Matrix also leases an aggregate of approximately 194,000 square feet of office space in several other locations in Israel.

Sapiens leases approximately 45,000 square feet of office space in Rechovot, Israel, pursuant to a lease which expires in July 2015. Sapiens also leases office space in United States, United Kingdom and Japan.

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

In accordance with ASC 360 Property, Plant and Equipment and following the sale of our entire shareholdings in BluePhoenix, in June 2007, and the sale of our entire shareholdings in nextSource, in October 2009, BluePhoenix's and nextSource’s results of operations, assets and liabilities were classified as attributed to discontinued operations and as a result, we have reclassified certain figures in our financial statements relating to prior periods.

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

Our functional and reporting currency

Beginning in 2007, Formula changed its functional currency from NIS to the dollar since  most of its assets are denominated in dollars. This was done according to indicators as mentioned in ASC 830 Foreign Currency Matters. Prior to 2007, Formula operated primarily in the economic environment of the New Israeli Shekel (NIS) and its functional currency was the NIS. The functional currencies of Formula's subsidiaries are the NIS and the dollar. Formula has elected to use the dollar as its reporting currency for all years presented.

Formula translates the financial statements of its subsidiary whose functional currency is the NIS, into dollars, under the principles described in ASC 830. Assets and liabilities have been translated at period-end exchange rates.  Results of operations have been translated at the exchange rate at the dates on which those transactions occurred or at an average rate. We present differences resulting from translation under shareholders’ equity in the item Accumulating Other Comprehensive Income (Loss). In the consolidation, Formula presents the financial statements of subsidiaries whose functional currency is the dollar, at the original amounts.

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

Revenue Recognition

Revenues derived from software license agreements are recognized in accordance ASC 985 "Software" (formerly SOP 97-2 "Software Revenue Recognition") ("ASC 985"), upon delivery of the software when collection is probable, where the license fee is otherwise fixed or determinable, and when there is persuasive evidence that an arrangement exists.

    In addition, there are certain arrangements involving multiple elements such as software product, maintenance and support. For these agreements ASC 985 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor's specific objective evidence ("VSOE") for that element, and revenue is allocated to each component based on its fair value. ASC 985 requires that revenue be recognized in accordance with the "residual method" when VSOE does not exists for all the delivered elements and exist for all the delivered elements, and all other ASC 985 criteria are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements. The VSOE of post contract support ("PCS") is based on the price charged when PCS sold separately or renewed. The VSOE of consulting services is based on the price charged when the consulting services sold separately based on a time and material basis.

    Revenues from consulting services, on hourly basis, are recognized as the services are rendered.

    Revenues from maintenance and training are recognized over the service period.

    Revenues from long term projects are recognized in accordance with ASC 605-35-25 (formerly SOP 81-1 “Accounting for Performance of Construction-Type Contracts”), based on the percentage of completion method. Provision for estimated losses is recorded on the amount of the estimated losses on the entire contract in the period in which such losses first become evident. These revenues are included in the proprietary software products segment.

    Revenues from sale of hardware are recognized when the merchandise is delivered to the customer, provided no significant vendor obligations remain.

We generally do not grant a right of return to our customers. When a right of return exists, revenue is deferred until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

    Deferred revenue includes unearned amounts received under maintenance contracts and amounts received from customers but not yet recognized as revenues. Payments for maintenance fees are generally made in advance and are nonrefundable.

    Tax collected from customers and remitted to governments authorities (including VAT) are presented in statements of operations on a net basis.

We recognize revenue from software license sales in accordance with ASC 985-605 “Software Revenue Recognition” (“ASC 985-605”) with respect to certain transactions. Under ASC 985-605, revenues from software product licenses are recognized upon delivery of the software provided there is persuasive evidence of an agreement, the fee is fixed or determinable, collection of the related receivable is probable and no further obligations exist. Revenues under multiple-element arrangements, which may include software licenses, support and maintenance, and training and consulting services, are allocated to each element under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of Fair Value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. VSOE is determined for support and maintenance, training and consulting services based on the price charged when the respective elements are sold separately or renewed.

We charge support and maintenance renewals at a fixed percentage of the total price of the licensed software products purchased by the customer. Under the residual method, we defer revenues related to the undelivered elements based on their VSOE of fair value and recognize the remaining arrangement fee for the delivered elements.

IT outsourcing services that mainly include maintenance of customers' applications integrated on our license performed on a fixed fee basis are recognized on a straight line basis over the contractual period that the services are rendered, since no other pattern of outputs is discernible. Revenues from IT outsourcing services that are performed on a "time and materials" basis are recognized as services are performed.

        Software Development Costs

    Development costs of software, which is intended for sales that are incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of ASC No. 985 "Software" (formerly SFAS Statement No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed").

    Software development costs incurred before technological feasibility has been established are charged to the statements of operations as incurred.

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, "Costs of Software to be Sold, Leased or Marketed" (formerly SFAS Statement No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed").

  Our company's and our subsidiaries' technological feasibility is established upon completion of a detailed program design or working model.

Research and development costs incurred in the process of developing product improvements are generally charged to expenses as incurred.

Capitalized software costs are amortized on a product by product basis. Amortization equals the greater of the amount computed using the: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to six years).

 We assess the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.

 Goodwill

We apply ASC 350, “Intangible - Goodwill and Other” (formerly SFAS Statement No. 142, “Goodwill and Other Intangible Assets”) ("ASC 350"). ASC 350 requires goodwill to be tested for impairment on an annual basis and more frequently in certain circumstances, and written down when impaired rather than being amortized. Furthermore, ASC 350 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless those lives are determined to be indefinite. We have selected December 31 as the date on which we will perform our annual goodwill impairment test.

As required by ASC 350, the impairment test is accomplished using a two- step approach. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. As required by ASC 350, we compare the fair value of each reporting unit to its carrying value ('step 1'). If the fair value exceeds the carrying value of the reporting unit net assets, goodwill is considered not impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any; of the carrying value of goodwill over its implied fair value ('step 2').

  Impairment in Value of Long-Lived Assets

 Our long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” (formerly SFAS Statement No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”) ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

  Discontinued Operation

 Under ASC 205 "Presentation of Financial statements – Discontinued Operation" (formerly SFAS Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”),  when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on the disposed component, should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities of the component have been eliminated from the entity's consolidated operations and the entity will no longer have any significant continuing involvement in the operations of the component.

  Share-Based Payments

  We apply ASC 718, and ASC 505-50, "Equity-Based Payments to Non-Employees", with respect to options and warrants issued to non-employees. ASC 718 requires the use of an option valuation model to measure the fair value of the options and warrants at the measurement date as defined in ASC 505-50.

  ASC 718 requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model, where applicable. Share-based compensation expense recognized in our consolidated statements of operations for 2009, 2008 and 2007 includes compensation expense for share-based awards granted (i) prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of ASC 718, and (ii) subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of ASC 718.

  Business Combinations and Non-controlling Interests

  Effective January 1, 2009, we adopted a new accounting standard included in ASC 805, "Business Combinations" (formerly SFAS Statement No. 141(R), Business Combinations). The new standard applies to all transactions or other events in which an entity obtains control of one or more businesses. Additionally, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement date for all assets acquired and liabilities assumed; and requires the acquirer to disclose additional information needed to evaluate and understand the nature and financial effect of the business combination. The adoption of this new accounting standard did not have a material impact on our consolidated financial statements.

  Effective January 1, 2009, we adopted a new accounting standard included in ASC810, "Consolidations" (formerly SFAS Statement No. 160, Non-controlling Interests in Consolidated Financial Statements). The new accounting standard establishes accounting and reporting standards for the non-controlling interests in a subsidiary and for the consolidation of a subsidiary by requiring all non-controlling interests in subsidiaries be reported in the same way, as equity in the consolidated financial statements. As such, this guidance has eliminated the diversity in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. The adoption of the new accounting standard resulted in recording non-controlling interests in equity at the current year and in comparative numbers.

  Fair Value Measurement

  We measure fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

  Effective January 1, 2009, we adopted the provisions of ASC 820-10 “Fair Value Measurements and Disclosures” (formerly FAS Statement No. 157, “Fair Value Measurements”), with respect to non-financial assets and liabilities.

  Effective January 1, 2009, we adopted a new accounting standard included in ASC 820, "Fair Value Measurements and Disclosures" (“ASC 820”) (formerly FASB Staff Position (“FSP”) No 157-2, Effective Date of FASB Statement No. 157), which delayed the effective date for disclosing the fair value of all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value on a recurring basis (at least annually).

  Effective April 2009, we adopted ASC 820 (formerly FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly), requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type as described in ASC 320 "Investments - Debt and Equity Securities"

  Other-Than-Temporary Impairments ("OTTI")

  Effective April 2009, we adopted new guidance for the accounting for other-than-temporary impairments. The new guidance, which is part of ASC 320, "Investments — Debt and Equity Securities" (formerly FSP 115-2 and 124-2, Recognition and Presentation of Other-Than-Temporary Impairments) changed the impairment and presentation model for our available-for-sale debt securities. Under the amended impairment model, an OTTI loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it will still need to evaluate expected cash flows to be received and determine if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income.

A.           Operating Results

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues.  Revenues in 2009 decreased 6.7% from $503.2 million in 2008 to $469.4 million in 2009. Revenues from the two categories of our operation were as follows:  Revenues from the delivery of software services decreased 7.4% from $397.8 million in 2008 to $368.3 million in 2009. The vast majority of the revenues from the delivery of software services are generated in NIS. The decline is attributable to the negative impact of the devaluation of the NIS against the dollar on translation into dollars of revenues generated in NIS. Revenues from the sale of proprietary software solutions in 2008 were $105.4 million compared to $101.0 million in 2009. This decrease was primarily due to the decrease in Magic Software’s revenues which was mainly attributable to the lower demand caused by the global economic downturn and to exchange rate fluctuations.

Cost of Revenues.   Cost of revenues consists primarily of wages and related expenses and hardware and other materials costs. Cost of revenues decreased 5.7% from $373.8 million in 2008 to $352.3 million in 2009 mainly due to the negative impact of the devaluation of the NIS against the dollar.  As a percentage of revenues, cost of revenues in 2009 and 2008 were 75.0% and 74.3%, respectively.  Our software services sales are generally characterized by a lower gross margin than sales of proprietary software solutions. Cost of revenues for proprietary software solutions decreased to $52.7 million in 2009 from $53.5 million in 2008. Cost of revenues for software services decreased from $320.3 million in 2008 to $299.6 million in 2009, mainly due to the negative impact of the devaluation of the NIS against the dollar.

Research and Development, costs, net.   Research and development costs consist primarily of wages and related expenses and, to a lesser degree, consulting fees we pay to independent contractors engaged in research and development.  Research and development costs, net, consist of research and development costs, gross, less capitalized software costs.  Research and development costs, gross, decreased to $11.2 million in 2009 compared to $13.0 million in 2008, mainly due to the devaluation of the NIS against the dollar in 2009, as well as the decrease in labor expenses.  In 2009, we capitalized software costs of $6.8 million compared to $6.4 million in 2008. Capitalization of software costs in 2009 was attributable to our proprietary software solutions’ subsidiaries. Research and development costs, net decreased from $6.6 million in 2008 to $4.4 million in 2009 mainly due to the devaluation of the NIS against the dollar in 2009, as well as the decrease in labor expenses.  As a percentage of revenues, reserarch and development costs, net decreased from 1.3% in 2008 to 0.9% in 2009. Research and development costs, net in 2009 were attributable primarily to Magic Software and Sapiens which had research and development costs, net of approximately $1.3 million and $2.7 million, respectively. Amortization of capitalized software costs was $8.4 million in 2009 and $7.0 million in 2008, which amounts were included in cost of revenues.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist primarily of salaries, severance and related expenses, travel expenses, selling expenses, rent, utilities, depreciation, amortization and professional fees.  Selling, general and administrative expenses in 2009 decreased to $77.3 million compared to $90.5 million in 2008.  As a percentage of revenues, selling, general and administrative expenses were 16.5% in 2009 and 18.0% in 2008.  The decrease in selling, general and administrative expenses is primarily attributable to salary cost reduction together with management expense control initiatives across all of our subsidiaries.

Other Income, net.  We recorded other income of $2.0 million in 2009, which is mainly attributable to the sale of Magic Software's office building in December 2009.

Operating  Income. Our operating income increased from $32.4 million in 2008 to $37.3 million in 2009. The increase in the operating income is attributable to the improvement in the operating results of all of our subsidiaries, as follows: Matrix had operating income of $28.4 million in 2009 compared to $27.9 million in 2008, Magic Software had operating income of $6.2 million in 2009 compared to $4.3 million in 2008 and Sapiens had operating income of $5.3 million in 2009 compared to $2.5 million in 2008.

Financial Expenses, net.  Financial expenses, net decreased from $5.9 million in 2008 to $231,000 in 2009.  Financial expenses, net, is influenced by various factors, including our cash balances, loan balances, outstanding  debentures, changes in market value of trading marketable securities, changes in the exchange rate of the NIS against the dollar, changes in the exchange rate of the dollar against the euro and changes in the Israeli CPI. The decrease in financial expenses, net is mainly attributed to the increase in value of our trading marketable securities, as well as to gain from swap deals in Matrix.

Other expenses, net.  Other expenses, net in 2009 and 2008 were $304,000 and $580,000, respectively.

Gain (Loss) on Realization of Shareholdings, net.  Loss on realization of shareholdings in 2008 was $337,000.   In 2009, a new accounting standard ASC 810 (FAS160) established a reporting standard for non-controlling interests in a subsidiary and for the consolidation of a subsidiary, by requiring that all non-contolling interests in subsidiaries be reported as equity in consolidated financial statements.

Taxes on Income.  Taxes on income in 2009 increased to $8.3 million compared to $3.3 million in 2008.  The increase in taxes on income in 2009 was mainly attributable to the increase in income taxes of Matrix.

Equity in Gains (Losses) of Affiliates Ccompanies, net.  Our equity in losses of affiliates, net were $335,000 in 2009 compared to $216,000 in 2008. Equity in losses of affiliate was attributable primarily to equity in losses of affiliates of Matrix.

Net Income Attributable to Non-Controlling Interests.  Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies which are not wholly owned by Formula, during each of the periods indicated. Net income attributable to non-controlling interests in 2009 was $14.0 million compared to $10.8 million in 2008. This increase is primarily attributable to the improvement in the results of all of our subsidiaries.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues.  Revenues increased 21.3% from $414.7 million in 2007 to $503.2 million in 2008. Revenues from the two categories of our operation were as follows:  Revenues from the delivery of software services increased 26.7% from $313.9 million in 2007 to $397.8 million in 2008. This increase was attributable to the growth in Matrix’s revenues due to an increased demand for its services. Revenues from the sale of proprietary software solutions in 2008 were $105.4 million compared to $100.8 million in 2007. This increase was attributable  primarily to an increase in Magic Software’s revenues.

Cost of Revenues. Cost of revenues increased 25.3% from $298.4 million in 2007 to $373.8 million in 2008.  As a percentage of revenues, cost of revenues increased from 72.0% in 2007 to 74.3% in 2008. Cost of revenues for proprietary software solutions were $53.5 million in 2008 and $52.9 million in 2007. Cost of revenues for software services increased  by 30.5% from $245.5 million in 2007 to $320.3 million in 2008, primarily due to the increase in the cost of revenues of Matrix.

Research and Development Costs, net. Research and Development costs, gross, in 2008 and 2007 were $13.0 million and $12.7 million, respectively.  In 2008, we capitalized software costs of $6.4 million compared to $6.2 million in 2007. Capitalization of software costs in 2008 was attributable to our proprietary software solutions’ subsidiaries. Research and development costs, net, were $6.6 million and $6.5 million, in 2008 and 2007, respectively.  As a percentage of revenues, research and development costs, net decreased from 1.6% in 2007 to 1.3% in 2008.  Research and Development costs in 2008 were attributable primarily to Magic Software and Sapiens which had research and development expenditures of approximately $2.3 million and $3.9 million, respectively. Amortization of capitalized software costs was $7.0 million in 2008 and $6.2 million in 2007, which amounts were included in cost of revenues.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2008 and 2007 were $90.4 million and $84.5 million, respectively.  As a percentage of revenues, selling, general and administrative expenses were 18.0% in 2008 and 20.4% in 2007.  The increase in selling, general and administrative expenses was attributable to an increase in selling, general and administrative expenses of all of our subsidiaries.

Operating Income.  Our operating income increased from $25.3 million in 2007 to $32.4 million in 2008. The increase in the operating income is attributable to the improvement in the operating results of all of our subsidiaries, as follows: Matrix which had operating income of $27.9 million in 2008 compared to $24.5 million in 2007, Magic Software which had operating income of $4.3 million in 2008 compared to $1.3 million in 2007 and Sapiens which had operating income of $2.5 million in 2008 compared to $797,000 in 2007.

Financial Expenses, net.  Financial expenses, net increased from $3.6 million in 2007 to $5.9 million in 2008.  Financial expenses, net in 2008 are attributable to interest expenses incurred by our subsidiaries, Matrix and Sapiens, which had financial expenses of $6.6 million and $2.2 million, respectively, resulting from issuance of debentures. These expenses were primarily offset by financial income in Formula which resulted from interest derived from short-term and long-term deposits and exchange rate differentials.

Other expenses, net.  Other expenses, net in 2008 and 2007 were $580,000 and $750,000, respectively.

Gain (Loss) on Realization of Shareholdings.  Loss on realization of shareholdings in 2008 was $337,000 compared to a gain of $2.0 million in 2007.

Taxes on Income.  Taxes on income in 2008 were $3.3 million compared to $1.9 million in 2007.  The increase in taxes on income in 2008 was mainly attributable to the increase in taxes of Matrix.

Equity in Gains (Losses) of Affiliates Companies, net.  Our equity in losses of affiliates, net were $216,000 in 2008 compared to $653,000 in 2007. Equity in losses of affiliates in 2007 was attributable primarily to equity in losses of affiliate of Matrix.

Net Income Attributable to Non-Controlling Interests.  Net income attributable to non-controlling interests in 2008 was $10.8 million compared to $5.5 million in 2007. This increase was primarily attributable to the improvement in the results of Magic Software and Sapiens.

Impact of Inflation and Currency Fluctuations on Results of Operations

Most of our revenues and expenses from our software services are denominated in New Israeli Shekels (NIS). For financial reporting purposes, we translate all non-US dollars denominated transactions into dollars using the average exchange rate, in accordance with U.S. GAAP. Therfore, we are exposed to the risk that fluctuations in the value of the NIS relative to the dollar (such as devaluation of the NIS) may reduce our revenue growth rate in dollar terms. The average exchange rate of the dollar relative to the NIS in 2009, 2008 and 2007 was NIS 3.9, NIS 3.6 and NIS 4.1, per one dollar, respectively.  In addition, a significant portion of our revenues from proprietary software products  is currently denominated in dollars and euros, while a substantial portion of our expenses relating to the proprietary software products, principally salaries and related personnel expenses, denominated in NIS. As a result, a decrease in the value of the dollar or euro relative to the NIS, would  increase our operating costs expressed as dollars, and, therefore, could adversely affect our results of operations and harm our competitive position in the markets. To date, we have not engaged in significant hedging transactions.

In addition, since most of our expenses are incurred in NIS, the dollar cost of our operations is influenced by any increase in the rate of inflation in Israel and whether it is offset, or it is not, or is offset on a lagging basis, by the devaluation of the NIS against the dollar during that period.

The debentures issued by one of our subsidiaries and certain of our credit facilities are denominated in NIS and are generally linked to the Israeli CPI. Therefore, an increase in the rate of inflation may have a material adverse effect by increasing our financial expenses.

In the future, we may enter into more or larger currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar or euro against the NIS and from fluctuations in the inflation rate. However, we cannot assure you that these measures will adequately protect us from the material adverse effects.

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation of NIS against the US$	Devaluation of euro against the US$
	%	%	%
2007	3.4	(8.9)	(11.7)
2008	3.8	(1.1)	5.6
2009	3.9	(0.7)	(3.6)

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

Cash

At December 31, 2009, we had cash and cash equivalents and short-term investments of $158.2 million and at December 31, 2008, we had cash and cash equivalents and short-term investments of $153.6 million. At December 31, 2009, we had indebtedness to banks and others of $18.6 million, of which $10.0 million were current liabilities and $8.6 million were long-term liabilities. At December 31, 2008, we had indebtedness to banks and others of $25.1 million, of which $8.5 million were current liabilities and $16.6 million were long-term liabilities.

Formula received a short-term loan of approximately $3.0 million from the First International Bank of Israel Ltd. which is secured by a pledge on a portion of our shareholdings in one of our subsidiaries. Our subsidiaries maintain credit facilities with banks in accordance with their cash requirements. These credit facilities include, inter alia, certain covenants related to their operations, such as maintaining a minimum level of shareholders’ equity and reaching certain operating results targets. Some of our subsidiaries’ assets are pledged to the lender banks. If any of our subsidiaries does not meet the covenants specified in its credit agreement, and a waiver with respect to the fulfillment of such covenant has not been received from the lender bank, the lender bank may foreclose on the pledged assets to satisfy the debt.

Cash flow provided by operating activities in 2009 was $55.6 million compared to cash flow provided by operating activities of $47.4 million in 2008. Cash flow provided by operating activities in 2009 was primarily comprised of $32.9 million provided by Matrix, $13.5 million by Sapiens and $7.5 million by Magic Software. Cash flow provided by operating activities in 2008 was primarily comprised of $27.9 million provided by Matrix, $9.8 million by Sapiens and $7. 7 million by Magic Software.

Financing activities

Cash flow used by financing activities in 2009 was $53.0 million compared to cash flow used by financing activities of $59.8 million in 2008. This was mainly the result of the following transactions:

In January 2009, Formula distributed to its shareholders a cash dividend of approximately $2.27 per share. The aggregate amount distributed by Formula was approximately $30 million.

In January 2009, Formula received a short-term loan of approximately $3 million from First International Bank of Israel Ltd.

In 2009, Matrix distributed to its shareholders a cash dividend in the aggregate amount of approximately $16.6 million, of which $8.2 million was received by Formula.

During  2009, Matrix  repaid long-term loans to banks of approximately $7.4 million.

In 2009, Sapiens paid to its debenture holders an aggregate of $5.8 million, representing the fourth and last payment of the principal of the debentures (Series A).

In April 2008, Formula distributed to its shareholders a cash dividend of approximately $0.76 per share. The aggregate amount distributed by Formula was approximately $10 million.

In March 2008, Matrix distributed to its shareholders a cash dividend in the aggregate amount of approximately $11.3 million, of which $5.6 million was received by Formula.

During  2008, Matrix repaid long-term loans to banks of approximately $10.2 million.

During 2008, certain of our subsidiaries repaid short-term loans to banks of approximately $15.2 million, of which  $6.7 million was repaid by Matrix, $5.0 million was repaid by Sapiens and $3.4 million was repaid by Magic Software.

In 2008, Sapiens re-purchased an aggregate amount of NIS 7.6 million nominal value of its debentures, representing approximately $2.1 million. In addition, Sapiens paid to its debenture holders $3.5 million, representing the third payment of the principal of the debentures (Series A).

Recent financing activities

In April 2010, Formula distributed to its shareholders a cash dividend of $1.47  per share. The aggregate amount distributed by Formula was approximately $20.0 million.

Investing activities

Net cash used in investing activities was $12.8  million in 2009 and $41.0 million in 2008. These investing activities were comprised of the following transactions:

In October 2009, we completed the sale of our entire 100% shareholdings in our subsidiary nextSource, for aggregate consideration of approximately $12 million, of which $8 million was paid in cash and the remainder through the release of $4 million of bank deposits that were previously pledged in favor of banks to secure obligations of nextSource.

In 2009, we purchased in the open market 285,262 shares of Matrix for an aggregate consideration of $1.2 million.

In 2009, our subsidiaries capitalized software development costs and other costs in an aggregate amount of $6.8 million.

In 2009, Matrix made an additional payment of $6.4 million to the seller of TACT Computers and Systems Ltd.

During 2009, Matrix acquired certain businesses for an aggregate of $2.7 million.

In December 2009, Magic software sold its Israel-based headquarters' office building for an aggregate of $5.2 million, of which $4.9 million was received in December 2009.

In 2009, we sold marketable securities for aggregate consideration of $1.6 million.

In 2008, we purchased in the open market shares of several of our subsidiaries as follows:  217,127 shares of Matrix for aggregate consideration of $815,000, 2,392,531 shares of Magic Software for aggregate consideration of $4.5 million and 3,442,836 shares of Sapiens for aggregate consideration of $6.3 million.

In 2008, Matrix purchased 25% of the outstanding shares of its subsidiary Tangram Soft Ltd. for aggregate consideration of $4.7 million.

In 2008, our subsidiaries capitalized software development costs and other costs in an aggregate amount of $6.7 million.

In 2008, Matrix and Magic Software purchased marketable securities for aggregate consideration of $7.5 million and $1.0 million, respectively.

On December 30, 2007, Magic Software entered into an agreement to sell its wholly-owned subsidiary, AAOD, a Florida corporation, to Fortissimo Capital, for $17.0 million.  Magic Software received $1.0 million of the sale proceeds in December 2007 and $16.0 million in March 2008.

In 2008, Matrix purchased all the shares of TACT Computers and Systems Ltd. for an aggregate consideration of $12.5 million.

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

Commitments and Contingent Liabilities

Formula received a short-term loan of approximately $3 million from the First International Bank of Israel Ltd. which is secured by a pledge on a portion of our shareholdings in one of our subsidiaries.   Some of our subsidiaries have liens on leased vehicles, leased equipment and other assets in favor of the leasing companies.

Other Contractual Commitments

The loan agreements of our subsidiaries contain a number of conditions and limitations on the way in which they can operate their businesses, including limitations on their ability to raise debt and sell or acquire assets. For example, Matrix's loan agreement includes a negative pledge with respect to Matrix's assets, as well as limitations on Matrix's ability to provide guarantees to third parties and sell or transfer its assets. The loan agreements of our subsidiaries also contain various covenants which require them to maintain certain financial ratios related to shareholders’ equity and operating results that are customary for companies of comparable size.

We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Indemnification of Office Holders.”

Effective Corporate Tax Rates in Israel

Law for the Encouragement of Capital Investments, 1959

Certain of the companies in the Formula Group have been granted Approved Enterprise status under the Investment Law. Accordingly, subject to compliance with applicable requirements, the portion of our subsidiary's undistributed income derived from our "Approved Enterprise" programs shall be exempt from income tax for a period of two to four years, followed by five to eight  years with reduced tax rate of 25% on income derived from “Approved Enterprise” investment programs. In order to qualify for these  incentives, the “Approved Enterprise” is required to comply with the requirements of the Investment Law. We cannot assure you that these companies will comply with all of the applicable requirements, that these companies will obtain approval for additional Approved Enterprises, that the provisions of the Investment Law will not change, or that the minimum requirement of foreign shareholding portion will be reached or maintained for each subsequent year.

On April 1, 2005, the Israeli Parliament passed an amendment to the Investment Law, in which it revised the criteria for investments qualified to receive tax benefits.  An eligible investment program under the amendment will qualify for benefits as a privileged enterprise (rather than the previous terminology of approved enterprise).  Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. If the investment programs of the Formula Group companies comply with the requirements of the law, they will be entitled to certain tax benefits.  We cannot assure you that any additional investment program adopted by any of these companies in the future will comply with the requirements of the law or that the tax benefits for investment programs will continue at current levels.

Corporate Tax

Following the tax reform enacted in 2003, an Israeli company is subject to tax on its worldwide income. An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence, subject to certain conditions. Israeli tax payers are also subject to tax on income from a controlled foreign corporation, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if such subsidiary’s primary source of income is a passive income (such as interest, dividends, royalties, rental income, or capital gains).

On January 1, 2006, an additional tax reform took place relating primarily to profits from investments. The main goal of the reform was to unify the tax rates applicable to profits from investments, such as interest, capital gains, and dividends. In addition, under the reform, the tax rates applicable to companies were reduced to 26% in 2009 and 25% in 2010. Under an amendment to the Israeli Income Tax Ordinance enacted in July 2009, the corporate tax rate is scheduled to be further reduced to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016.

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

C.           Research and Development, Patents and Licenses, etc.

The net amount we spent on research and development activities in 2009, 2008 and 2007 totaled $4.4 million, $6.6 million and $6.5 million, respectively.   For more information about our research and development activities, see “Item 4. Information on the Company—Business Overview—Software Development.”

For information concerning our intellectual property rights, see “Item 4. Information on the Company—Business Overview—Intellectual Property Rights.”

D.           Trend Information

The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which have had a negative effect on our business, results of operations and financial condition. The continuing slowdown in the global economy may continue to have this negative effect.

Demand for our products and services depends in large part upon the level of IT capital spending and investment in IT projects by our customers. The current economic conditions have reduced the willingness or ability of our customers and prospective customers to commit funds to IT projects, and may reduce their ability to pay for our products and services after purchase, whether as a result of possible customer insolvencies or otherwise. This has resulted in a longer sales cycles and increased pressure on pricing. We cannot predict the timing or duration of the global economic slowdown or the timing or strength of any subsequent economic recovery. We also cannot know how the economic conditions will affect our business. As we continue to market new products and penetrate international markets, we expect our selling, general and administrative expenses to continue to be relatively high.

E.           Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2009.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years	Other (1)
	$ in thousands
Long-term debt obligations (2)	88,592	21,479	8,556	58,557	--	--
Lease obligations	42,913	20,331	18,262	4,122	198	--
Liability in respect of the acquisition of activities	1,727	210	505	505	507	--
Other long-term liabilities reflected on our balance sheet under U.S. GAAP	9,762	--	--	--	--	9,762
Total	$142,994	$42,020	$27,323	$63,184	$705	$9,762
________________
(1)           Other obligations include severance pay which was not funded by us, the due date of which is unknown.
(2)           Does not include interest.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table describes information about our directors and senior management as of April 22, 2010.

Name	Age	Position
Guy Bernstein	42	Chief Executive Officer
Naftali Shani	60	Chairman of the Board
Nir Feller	37	Chief Financial Officer
Shimon Laor	43	Director
Tal Barnoach	47	Director
Dafna Cohen	40	Director
Dr. Shlomo Nass (1)	50	Director
Dr. Ronnie Vinkler (1)(2)	64	Director
Ofer Lavie (1) (2)	65	Director
___________

(1)	A member of our audit committee.
(2)
An outside director under the Companies Law. See “Item 6. Directors, Senior Management and Employees—Board Practices—Outside Directors; Audit Committee; Internal Auditor; Approval of Certain Transactions Under the Companies Law,” below.

Guy Bernstein was appointed our chief executive officer in January 2008. Mr. Bernstein served as a member of our board of directors from November 2006 to December 2008. Since December 2006 , Mr. Bernstein has served as chief executive officer of Emblaze, our controlling shareholder, a publicly-traded company listed on the London Stock Exchange. Mr. Bernstein also serves as the chairman of the boards of directors of Matrix and Sapiens and as a acting chief executive officer and director of Magic Software. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze. He has served as a director of Emblaze since April 2004.  Prior thereto, Mr. Bernstein served as the chief financial and operations officer of Magic Software, a position he held since 1999. He joined Magic Software from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997.  Mr. Bernstein holds a B.A. degree in accounting and economics from Tel Aviv University and is a certified public accountant in Israel.

Naftali Shani has served as chairman of our board of directors since January 2009. Mr. Shani also serves as the chairman of the board of directors of Emblaze, our controlling shareholder. Prior to founding Emblaze, Mr. Shani served as general manager of Bartrade Ltd., a subsidiary of Bank Leumi, one of Israel's leading banks and as general manager of the Israeli Chemical Company, Pazchem. Prior thereto, Mr. Shani was the treasurer and controller of the Israeli Prime Minister's office. Mr. Shani holds a B.A. degree in economics.

Nir Feller has served as our chief financial officer since September 2009. Mr. Feller has also served as the vice president of finance of Emblaze since January 2009 and as a director of Matrix since August 2009. From 2006 to 2008, Mr. Feller served as the director of finance of Emblaze. Prior to that, from 2004 to 2006, Mr. Feller served as the controller of the Emblaze group of companies. Mr. Feller holds an M.B.A. from the Tel-Aviv University, a B.A. in economics and accounting and he is a certified public accountant in Israel.

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

Tal Barnoach has served as one of our directors since November 2006.  Since 1994, Mr. Barnoach has served as chairman and chief executive officer of S.E.A. Multimedia. In addition, from 2002 to 2006, he served as the chief executive officer of BeInSync, a company he co-founded in 2002. Mr. Barnoach also serves as the executive vice chairman of Zone IP, a subsidiary of  Emblaze. Since 1999, Mr. Barnoach has served as chairman of Orca Interactive Ltd. Mr. Barnoach holds a B.A. degree in economics from Tel Aviv University.

Dafna Cohen has served as one of our directors since October 2009. Ms.Cohen also serves as  director of XTL Biopharmaceuticals Ltd.  Ms.Cohen served as director of investments and treasurer of Emblaze from 2005 to 2009. Prior to that, Ms. Cohen served as a director of sales and marketing for institutional investors at Tamir-Fishman. Prior to that, Ms. Cohen served as an investment manager for Leumi Partners and as a department manager at the derivatives sector and a foreign securities dealer of Bank Leumi. Ms. Cohen holds an M.B.A. and a B.A. degree in economics and political science, both from The Hebrew University of Jerusalem.

Dr. Shlomo Nass has served as one of our directors and as chairman of our audit committee since April 2003. Dr. Nass is a senior partner at Dr. Shlomo Nass and Co. Ltd., and a president of and a partner in I.G.B. – Israel Global Business, an investment group. Dr. Nass performed various public duties and serves as a director of I.G.B., IRS-TKB International Consultants Ltd., TAO, N.M.C., Partner Communications Company Ltd., Aviv Arlon Ltd., Clicksoftware Technologies Ltd.,The Azure Beach Development Company (Tel Aviv-Herzliya) Ltd., Shir Lak Ltd., M.D.K. Touch Ltd. and Haniman Enterprises Ltd. Dr. Nass holds a B.Sc. degree in economics and accounting, an LL.B. degree, and a Ph.D degree in law, all from Bar-Ilan University. He is a certified public accountant in Israel and a member of the Israel Bar.

Dr. Ronnie Vinkler has served as one of our outside directors and as a member of our audit committee since March 2007. Dr. Vinkler is an independent business development and management analysis consultant.  From 2003 until 2009, Dr. Vinkler also served as a director of Kaman Capital Ltd. In 2002 and 2003, Dr. Vinkler served as general manager of Icom Mobile (Israel).  From 2000 to 2002, he served as general manager of B.I.S. Advanced Software Solutions Ltd. Since 2003, Dr. Vinkler has been in charge of business development with several companies including Tesnet and Aman Computers. Dr. Vinkler holds a B.Sc. degree in aeronautical engineering and industrial engineering and management from the Technion, Israel Institute of Technology, and a M.Sc. and Ph.D in aeronautical engineering from Caltech, California Institute of Technology.

Ofer Lavie has served as one of our outside directors and as a member of our audit committee since March 2007. Mr. Lavie is an independent financial business development consultant.  From 1999 to 2005, Mr. Lavie served as the chief financial officer of Metalink Ltd., a public company listed on the NASDAQ Global Market and the TASE. Mr. Lavie also serves as a director of Yozma Pension Fund for Self Employed Ltd. and Migdal Management of Provident Funds Ltd., both memebers of the Migdal Group companies. Mr. Lavie also serves as a director of Alpa Cosmetics Ltd. and as an outside director of Procognia (Israel) Ltd. and Shaniv Paper Industries Ltd., publicly held companies traded on the TASE. In addition, Mr. Lavie serves as the chief executive officer of the CFO Forum Education Center in Israel. Mr. Lavie holds a B.Sc. degree in economics from Tel Aviv University.

B.           Compensation

In 2009, Formula paid to its directors and officers (nine persons) aggregate direct remuneration of approximately $1,733,000. This amount includes amounts set aside or accrued to provide post-employment benefits.

This amount does not include the following:

•	amounts expended by us for automobiles made available to Formula’s officers;

•	expenses, including business travel, professional and business association dues and expenses, that Formula reimburses its officers for; and

•	other fringe benefits that companies in Israel commonly reimburse or pay to their officers.

The amount also includes payment of director’s fees to Formula’s outside directors and Dr. Shlomo Nass.  Formula compensates its outside directors in accordance with the regulations promulgated under the Israeli Companies Law, 1999, referred to as the Companies Law. Formula compensates Dr. Shlomo Nass in such amounts specified in the regulations.

Under Israeli law, Formula is not required to disclose, and has not otherwise disclosed, the compensation of its senior management and directors on an individual basis.

Under his service agreement, our chief executive officer, Mr. Guy Bernstein, is entitled to a monthly salary and an annual bonus in an amount equal to 3.3% of our net profit (including capital gains) after tax. An advance of 70% of the bonus is paid quarterly, based on our quarterly financial statements, subject to final adjustment at the end of each year.

For information regarding options to purchase ordinary shares granted to Mr. Bernstein, see "Item 6.E. Share Ownership" below.

C.           Board Practices

Pursuant to our articles of association, directors are elected at the annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Our board is comprised of 7 persons, of which the following three have been determined by the board to be independent within the meaning of the applicable NASDAQ requirements: Shlomo Nass, Ronnie Vinkler and Ofer Lavie. The board includes two outside directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “Outside Directors” below. Each director, except for the outside directors, holds office until the next annual general meeting of shareholders. Officers are appointed by our board of directors. For information regarding the employment agreements of Mr. Bernstein, see “Item 6. Directors, Senior Management and Employees—Compensation.”

Companies trading on The NASDAQ Global Market are generally required to have a majority of their board members be independent. We are exempt from this requirement under the “controlled company” exemption because more than 50% of our voting power is held by Emblaze.

Under a recent amendment to the Companies Law, a person who lacks the necessary qualifications and the ability to devote an appropriate amount of time to the performance of his or her duties as a director shall not be appointed director of a publicly traded company and shall not serve as a director of such company. While determining a person's compliance with such provisions, the company's special requirements and its scope of business shall be taken into consideration. Where the agenda of a shareholders meeting of a publicly traded company includes the appointment of directors, each director nominee should submit a declaration to the company confirming that he or she has the necessary qualifications and that he or she is able to devote an appropriate amount of time to performance of his or her duties as a director. In the declaration, the director nominee should specify his or her qualifications and confirm that the restrictions set out in the Companies Law, do not apply.

Under the Companies Law, if a director ceases to comply with any of the requirements provided in the Companies Law, such director must notify the company immediately about it, and his or her term of service shall terminate on the date of the notice.

Outside Directors under the Companies Law

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two outside directors. This law provides that a person may not be appointed as an outside director if the person or the person’s relative, partner, employer, another person to whom he or she was directly or indirectly subject, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as outside director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

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

The initial term of an outside director is three years and may be extended by the general meeting of shareholders, for an additional three years. In October 2009, Mr. Ronnie Vinkler  and Mr. Ofer Lavie were reappointed as our outside directors, each to hold office until October 2012. In accordance with the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) 2000, dual listed companies, like us, may re-appoint an outside director for additional three-year terms, above the maximum six-year term permitted under the Companies Law, if the audit committee and the board of directors confirm that due to the expertise and special contribution of the outside director to the work of the board and its committees, his or her re-appointment is in the best interests of the company.

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

    Independent Directors Under the Companies Law

    Under an amendment to the Companies Law adopted in 2008, a publicly traded company may prescribe in its articles of association that its board of directors shall include independent directors in such number or such percentage as to be provided in the articles. An "independent director" is defined as a director who meets all of the following:

•
the audit committee confirms that he or she meets the qualifications for being appointed as an outside director, except for the requirement for financial and accounting expertise or professional qualifications; and

•
he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of up to two years in the service shall not be deemed to interrupt the continuation of the service.

The Companies Law provides that if the company has no controlling shareholder or no shareholder that holds at least 25% of the voting rights in the company, most of the members of the board shall be independent directors. If the company has a controlling shareholder or a shareholder that holds at least 25% of the voting rights therein, at least one-third of the directors shall be independent directors.

As of the date of this annual report, our articles of association have not yet been amended to include these provisions of the Companies Law relating to independent directors.

Qualifications of Other Directors Under the Companies Law

Under the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria that is defined in regulations promulgated under the Companies Law. In accordance with the Companies Law, the determination of the board should be based on, among other things, the type of the company, its size, the volume and complexity of its activities and the number of directors. Based on the foregoing considerations, our board determined that the number of directors with financial and accounting expertise in our company shall not be less than one.

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

Internal Auditor

        Under the Companies Law, the board of directors should appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an interested party (i.e., a holder of 5% or more of the voting rights in the company or of the issued share capital, the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors), or a relative of an office holder or of an interested party. In addition, the company’s independent auditor or its representative may not serve as the company’s internal auditor.

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

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2009 was approximately $200,000.

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

We may undertake to indemnify an office holder as aforesaid, (a) prospectively, provided that in respect of (i) above, the undertaking is limited to categories of events that in the opinion of our board of directors are foreseeable in light of the company’s operations at the time that the undertaking to indemnify is given, and for an amount or criteria that our board has determined as reasonable under the circumstances, and further provided that such events and amount or criteria are indicated in the indemnification undertaking, but in any event no more than 25% of Formula's shareholders equity according to its most recent financial statements as of the date of the actual payment of indemnification; and (b) retroactively.

Limitations on Exemption, Insurance and Indemnification. The Companies Law provides that a company may not indemnify an office holder, enter into an insurance contract which would provide coverage for any monetary liability, or exempt an office holder from liability, with respect to any of the following:

•	a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, except for a breach that was made in negligence;
•	any act or omission done with the intent to derive an illegal personal benefit;
•	any fine levied against the office holder; or
•	a counterclaim made by the company or in its name in connection with a claim against the company filed by the office holder.

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

Approval of Certain Transactions Under the Companies Law

The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, (ii) avoiding any competition with the company, (iii) avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and (iv) revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Each person listed in the table under ”Directors and Senior Management” above is an office holder. Under the Companies Law, arrangements regarding the compensation of directors require the approval of the audit committee, the board of directors and shareholder approval, except in certain circumstances prescribed in regulations promulgated under the Companies Law.

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

Following the disclosure by the office holder of his or her interest in the transaction, the transaction should be approved by such entities prescribed under the Companies Law, provided that the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, the company must receive any approval stipulated by the articles of association, the approval of the company’s audit committee and the approval of the board of directors, as well as, under certain circumstances, approval by a meeting of the shareholders of the company. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter unless the majority of the board members or members of the audit committee, as applicable, have a personal interest in such matter and in such case, the matter should also be approved by the shareholders of the company.

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

The approvals of the board of directors and shareholders are required for a private placement of securities (or a series of related private placements during a 12-month period or that are part of one continuous transaction or transactions conditioned upon each other) in which:

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

D.           Employees

The table below presents certain information regarding the average number of employees employed by each of our subsidiaries and their geographical area of employment, in the periods indicated.

	2009	2008	2007
Matrix	4,200	4,200	3,341
Magic Software	397	422	414
Sapiens	295	283	302
Total	4,892	4,905	4,057

	2009	2008	2007
In Israel	4,525	4,504	3,662
In Europe	114	117	117
In the United States and Canada	118	149	131
In Asia	135	135	147
Total	4,892	4,905	4,057

The increase in the number of employees in 2008 compared to 2007 is related primarily to the increase in the number of employees in Matrix.

With respect to our employees in Israel, we are subject to various Israeli labor laws and labor practices, and to administrative orders extending certain provisions of collective bargaining agreements between the Histadrut (Israel’s General Federation of Labor) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers’ organizations) to all private sector employees. For example, mandatory cost of living adjustments, which compensate Israeli employees for a portion of the increase in the Israeli consumer price index, are determined, from time to time, on a nationwide basis. Israeli law also requires the payment of severance benefits upon the termination, retirement (in some instances) or death of an employee. We meet this requirement by (i) contributing on an ongoing basis towards “managers’ insurance” funds that combine pension, insurance and, if applicable, severance pay benefits and (ii) payment of differences, if applicable. In addition, Israeli employers and employees are required to pay specified percentages of wages to the National Insurance Institute. Other provisions of Israeli law or regulation govern matters such as the length of the workday, minimum wages, other terms of employment and restrictions on discrimination. We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

E.           Share Ownership

        As of April 22, 2010, none of our directors or officers had a share ownership in our company, nor did they hold options to purchase shares, except for Mr. Guy Bernstein, our chief executive officer, as described below.

In  January 2009, we granted to Mr. Bernstein, in connection with his service agreement, options to purchase 396,000 ordinary shares, exercisable at an exercise price of NIS 0.01 per share. These options vest over a three-year period, commencing on December 17, 2008, on a quarterly basis. According to the terms of the grant, Mr. Bernstein exercised all of the options in April 2010, prior to the distribution by Formula of the 2010 dividend. As a result, as of April 22, 2010, Mr. Bernstein is the beneficial owner of 2.9% of our outstanding share capital. However, in accordance with the terms of the grant, the shares are deposited with a trustee and Mr. Bernstein is not permitted to vote or dispose of them until the shares are released from the trust, on such terms described in the grant letter.

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

Of the options available for grant under the plan, we granted in January 2009, options to purchase 396,000 ordinary shares to our chief executive officer, each exercisable at an exercise price of NIS 0.01. For more information, see “Item 6.E. Share Ownership,” above.

Option Plans of Our Subsidiaries

Our subsidiaries generally have share option plans pursuant to which qualified directors, employees and consultants may be granted options for the purchase of securities in these subsidiaries.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         Major Shareholders

The following table presents information regarding the ownership of Formula’s ordinary shares at April 22, 2010 by each person known to us to be the beneficial owner of more than 5% of Formula’s ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.  None of the holders of the ordinary shares listed in this table have voting rights different from other holders of Formula’s ordinary shares. Except where indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of Formula’s shares listed below have sole investment and voting power with respect to the shares.

Name and Address	Shares Beneficially Owned		Percent of Class (1)	Percent of Voting (2)
Emblaze Ltd.(3)	6,687,642		49.2%	50.7%
Menora Mivtachim Holdings Ltd.(4)	1,272,568	(5)	9.4%	9.6%
Clal Insurance Enterprises Holdings Ltd. (6)	1,406,657	(7)	10.3%	10.7%
____________________
(1)
Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of April 22, 2010, are treated as outstanding only for the purposes of determining the percent owned by this person or group. Percentages in the above table are based on 13,596,000 ordinary shares outstanding as of April 22, 2010.

(2)
Voting rights are calculated based on 13,200,000 ordinary shares outstanding, each of which confer upon its holder voting rights as of April 22, 2010, and exclude 396,000 ordinary shares which were issued to Mr. Guy Bernstein upon exercise of options, but as of April 22, 2010, do not confer upon their holder voting rights in accordance with the terms of the grant.

(3)
In November 2006, Emblaze Ltd., referred to as Emblaze, purchased from FIMGold LP all of its shareholdings in Formula, i.e. 4,406,237 ordinary shares representing approximately 33.4% of our outstanding share capital. Between September 2006 and until December 2006, Emblaze purchased in several private transactions, an aggregate of 1,184,183 ordinary shares of Formula, representing approximately 8.97% of Formula's outstanding share capital. In March 2007, Emblaze exercised its right to purFchase from the former president and director of Formula 325,000 ordinary shares of Formula, representing approximately 2.46% of Formula's outstanding share capital. In March 2007, Emblaze increased its shareholdings to 50.1% through a tender offer. Since then, Emblaze purchased additional shares of Formula in the open market and in privately negotiated transactions, bringing its holdings in Formula to 50.7%, as of  December 31, 2009. As of April 20, 2010, Emblaze holds 49.2% of the outstanding share capital of Formula.  Emblaze is a public company traded on the main list of the London Stock Exchange. Emblaze informed Formula that according to reports from its major shareholders their respective holdings are : Naftali Shani, the chairman of the board of directors of  Emblaze - 13.9%, Eli Reifman - 15.5%, Fortissimo Capital Management Ltd. - 16.1%, Schroders Plc  - 16.0 and Donald Sturm  - 8.9%.

(4)
Menora Mivtachim Holdings Ltd. is a holding company publicly-traded on the TASE. 61.9% of Menora Mivtachim Holding’s outstanding shares are held, directly and indirectly, by Menachem Gurevitch, and 38.1% are publicly held.

(5)
Pursuant to Amendment No. 3 to Schedule 13D filed on June 1, 2009, the shares reported as beneficially owned by Menora Mivtachim Holdings Ltd., referred to as Menora Holdings, are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by wholly-owned subsidiaries of Menora Holdings, each of which operates under independent management and makes independent voting and investment decisions. .

(6)
Clal Insurance Enterprises Holdings Ltd., referred to as Clal Insurance, is publicly traded on the TASE. The controlling shareholder of Clal Insurance is IDB Development Corporation Ltd. (55.09%) and Bank Hapoalim Ltd. holds a 9.53% interest in Clal Insurance.

(7)
Pursuant to Amendment No. 4 to Schedule 13G filed on February 16, 2010, of the 1,406,657 shares reported as beneficially owned by Clal Insurance (i) 1,405,955 shares are held for members of the public through, among others, provident funds, mutual funds, pension funds, index-linked securities and insurance policies, which are managed by subsidiaries of Clal Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions; and (ii) 702 shares are held by third-party client accounts managed by Clal Finance Batucha Investment Management Ltd., a wholly owned subsidiary of Clal Finance Ltd., as portfolio managers, which operates under independent management and makes investment decisions independent of Clal Insurance and Clal Finance and has no voting power in the securities held by such client accounts.

As of April 22, 2010, 13,596,000 ordinary shares were issued and outstanding, excluding 24,780 ordinary shares that we purchased during 2002. On April 22, 2010, we had approximately 2 shareholders of record. All of our ordinary shares have equal voting rights. However, under applicable Israeli law, the shares we hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

As of April 22, 2010, 786,860 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York, representing approximately 5.8% of our ordinary shares. As of that date, there were approximately 26 registered holders of ADSs in the United States.

B.           Related Party Transactions

Indemnification of Office Holders

Our office holders' indemnification letters provide, among other things, that  we will indemnify each of our office holders to the maximum extent permitted by our articles of association. Advance payments for coverage of legal expenses in criminal proceedings will be required to be repaid by  office holders to the company if such office holder is found guilty of a crime which requires proof of criminal intent, or if it is determined that the office holder is not lawfully entitled to such indemnification.

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

Office Holders’ Insurance

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium Formula paid during 2009 was approximately $200,000.

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

Legal Proceedings

We are not involved in any proceedings in which any of our directors, members of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries. We are also not involved in any proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability, except as described below.

In August 2009, a software company filed a lawsuit in arbitration against Magic Software, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in the amount of approximately $13.7 million. In the opinion of the legal advisors of Magic Software and its management estimates, the likelihood that the claim will be accepted by the arbitrator is less than probable.

From time to time, claims arising in the ordinary course of our business are brought against our subsidiaries. We follow ASC 450 "Contingencies" and record provision where it is appropriate. In the opinion of our management, these claims will not have a significant effect on our financial position or profitability.

Dividend policy

Under Formula’s dividend policy adopted by its board of directors, sums that are not planned to be used for investments in the near future, may be distributed to the shareholders as a cash dividend, to the extent that our performance allows such distribution. In recent years, Formula has made the following distributions:

In April 2010, Formula distributed to its shareholders a cash dividend of $1.47 per share. The aggregate amount distributed by Formula was approximately $20 million.

In January 2009, Formula distributed to its shareholders a cash dividend of $2.27 per share. The aggregate amount distributed by Formula was approximately $30 million.

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

B.           Significant Changes

There has been no material change in our financial position since December 31, 2009.

ITEM 9. THE OFFER AND LISTING

A.           Offer and Listing Details

Price Range of Ordinary Shares

The following table sets forth the high and low closing price for our ordinary shares on the TASE, for the periods indicated.  The exchange rate reported by the Bank of Israel on April 27, 2010 was NIS 3.735 = $1.00.

Period	Closing Price Per Share
	in NIS
	High	Low

2005	89.65	46.84
2006	60.15	39.99
2007	60.59	44.97
2008	47.78	17.53
First Quarter	47.78	37.30
Second Quarter	34.69	24.08
Third Quarter	28.58	22.52
Fourth Quarter	36.09	17.53
2009	44.12	16.16
First Quarter	31.05	16.16
Second Quarter	31.50	19.10
Third Quarter	34.42	26.80
Fourth Quarter	44.12	34.20
October	43.25	34.20
November	43.98	38.24
December	44.12	40.22
2010
First Quarter	53.62	40.21
January	45.65	41.03
February	47.27	40.21
March	53.62	42.34
April (through April 22)	52.47	45.24

Price Range of American Depositary Shares

The following table sets forth, for the periods indicated, the high and low closing sale prices for the ADSs, as reported by the NASDAQ Global Market.

Period	Closing Price Per Share
	in $
	High	Low

2005	20.44	11.00
2006	14.00	9.15
2007	15.42	9.02
2008	14.14	4.99
First Quarter	14.14	10.9
Second Quarter	13.32	9.48
Third Quarter	10.78	9.20
Fourth Quarter	11.01	4.99
2009	12.10	3.59
First Quarter	8.00	3.59
Second Quarter	7.95	4.50
Third Quarter	9.47	6.75
Fourth Quarter	12.10	9.20
October	11.61	9.20
November	12.10	10.10
December	11.66	10.90
2010
First Quarter	14.56	10.82
January	12.34	10.89
February	12.39	10.82
March	16.05	12.28
April (through April 22)	14.00	12.17

B.           Plan of Distribution

Not applicable.

C.           Markets

Since our initial public offering in 1991, our ordinary shares have been traded in Israel on the TASE under the symbol “FORT.” No U.S. trading market exists for the ordinary shares. Since October 1997, our ADSs have been traded on the NASDAQ Global Market, under the symbol “FORTY.”

Pursuant to NASDAQ Stock Market Rule 5615(a)(3), we notified NASDAQ that with respect to the quorum for shareholders meetings, we follow Israeli law and practice and accordingly do not follow NASDAQ rules. The quorum for a shareholders meeting, as stipulated in our articles of association, complies with the provisions of the Israeli law, and requires the presence, in person or by proxy of holders of 25% of our outstanding ordinary shares, in lieu of the requirement specified in NASDAQ Stock Market Rule 5620(c) pursuant to which the quorum for any shareholders meeting shall not be less than 33⅓% of the outstanding voting shares of the company.

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

Description of Our Share Capital

Our company's share capital consists of ordinary shares. Our articles of association do not restrict in any way the ownership of our ordinary shares by non-residents, except that these restrictions may exist with respect to citizens of countries which are in a state of war with Israel.

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

Shareholder Duties

Under the Companies Law, a shareholder has a duty to act in good faith towards the company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company including voting in the general meeting of shareholders on:

•           any amendment to the articles of association;

•           an increase of the company’s authorized share capital;

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

The Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly-owned subsidiary in a rollup merger transaction, or to the shareholders of the acquirer if:

•	the transaction does not involve an amendment to the acquirer’s memorandum or articles of association;

•	the transaction does not contemplate the issuance of more than 20% of the voting rights of the acquirer which would result in any shareholder becoming a controlling shareholder; and

•	there is no “cross ownership” of shares of the merging companies, as described above.

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

C.           Material Contracts

        None.

D.           Exchange Controls

Under current Israeli regulations, we may pay dividends or other distributions in respect of our ordinary shares either in non-Israeli or Israeli currencies. If we make these payments in Israeli currency, they will be freely transferred in non-Israeli currencies at the rate of exchange prevailing at the time of conversion. We expect therefore, that dividends, if any, that we pay to holders of ADSs, will be paid in dollars, net of conversion expenses, expenses of the depositary, the Bank of New York, and Israeli income taxes. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS. See “Item 3. Key Information—Risk Factors.”

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

Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company). Any distribution of dividends from income that is not attributable to an Approved Enterprise after January 1, 2006, will be subject to withholding tax in Israel at the rate of 20%.

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

United States Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes certain United States federal income tax consequences of the purchase, ownership and disposition of our ordinary shares or ADSs to a United States holder.  A United States holder is a holder of our ordinary shares or ADSs who is:

•	an individual who is a citizen or resident of the United States for United States federal income tax purposes;

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

We believe that in 2009 we were not a PFIC and currently we expect that we will not be a PFIC in 2010.  However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our assets, the amount and type of our gross income and the market value of our ordinary shares.  Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2010 or in a future taxable year.  We will notify United States holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable United States holders to consider whether or not to elect to treat us as a QEF for United States federal income tax purposes or to “mark to market” the ordinary shares or ADSs or to become subject to the “excess distribution” regime.

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

I.           Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Exchange Rate Fluctuations and Impact of Inflation

In light of the nature of our activities, we invest our cash and cash equivalents primarily in short-term and long-term deposits. As of December 31, 2009, we invested substantially all of the cash we held in dollar accounts bearing interest based on LIBOR, euro accounts and NIS accounts bearing interest based on the Israeli prime rate.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

D.           American Depositary Shares

Fees and charges payable by our ADS holders

The Bank of New York Mellon serves as the depositary, referred to as the Depositary, for our ADS program. Pursuant to the deposit agreement between us, the Depositary and owners and holders of our ADSs, referred to as the Deposit Agreement, ADS holders may be required to pay various fees to the Depositary. In particular, the Depositary, under the terms of the Deposit Agreement, may charge the following fees to any party depositing or withdrawing the ADSs, or to any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or any deposited securities underlying the ADRs or a distribution of ADRs pursuant to a distribution of underlying shares), as applicable: (a) taxes and governmental charges, (b) such registration fees as may from time to time be in effect for the registration of transfers of shares generally on our share register and applicable to transfers of shares to the name of the Depositary or its nominee or agent in connection with making deposits or withdrawals under the Deposit Agreement, (c) such cable, telex and facsimile transmission expenses as are expressly provided for in the Deposit Agreement, (d) such expenses as are incurred by the Depositary in the conversion of foreign currency, (e) a fee of $5.00 or less per 100 ADSs (or portion thereof) for the execution and delivery of ADRs (including in connection with distributions of shares or rights by us) and in connection with the surrender of receipts and withdrawal of the underlying shares, (f) a fee of $.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement, including in connection with distributions of shares or rights, (g) a fee for the distribution of securities in connection with certain distributions, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities but which securities are instead distributed by the Depositary to ADR holders, and (h) any other charges payable by the Depositary or any of its agents in connection with the servicing of shares or other deposited securities underlying the ADRs.

Amounts received from the Depositary

We do not receive any fees directly or indirectly from the Depositary.

P A R T   II
===========

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15T. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2009. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures; (i) were designed to ensure that material information relating to us, including our consolidated subsidiaries, is accumulated and communicated to our management, including our chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure; and (ii) provided reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us. Formula’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements.

Our chief executive officer and chief financial officer assessed the effectiveness of Formula’s internal control over financial reporting as of December 31, 2009. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of December 31, 2009, Formula’s internal control over financial reporting was effective based on those criteria.

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

(c) Attestation Report of the Registered Public Accounting Firm. This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

(d) Changes in Internal Control Over Financial Reporting.  During the period covered by this report, there were no changes in Formula’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, Formula’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Shlomo Nass, the chairman of our audit committee and an independent member of our board of directors pursuant to the NASDAQ requirements, is an audit committee financial expert, as defined by applicable SEC regulations.

ITEM 16B. CODE OF ETHICS

Formula has adopted a code of business conduct and ethics applicable to its executive officers, directors and all other employees. A copy of the code is available to all Formula’s employees, investors and others without charge, upon request to the following address: Formula Systems (1985) Ltd., 35 Haplada St., Or Yehuda 60218, Israel, Attn: Chief Executive Officer. Any waiver of this code for executive officers or directors will be disclosed through the filing of a Form 6-K.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for the oversight of our independent auditor’s work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by Ziv Haft independent registered public accounting firm, a BDO member firm. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, Ziv Haft independent registered public accounting firm, a BDO member firm and our management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Ziv Haft independent registered public accounting firm, a BDO member firm, for the years ended December 31:

	2009	2008
	($ in thousands)
Audit Fees	557	669
Audit-Related Fees	--	100
Tax Fees	100	77
All Other Fees	--	--
Total	657	846

The audit fees for the years ended December 31, 2009 and 2008 were for professional services rendered for the audits of our annual consolidated financial statements, agreed upon procedures of our consolidated quarterly information, statutory audits of Formula and certain subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees for the year ended December 31, 2008 were primarily related to internal control review.

Tax Fees for the years ended December 31, 2009 and 2008 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

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

Pursuant to NASDAQ Stock Market Rule 5615(a)(3), we notified NASDAQ that with respect to the quorum for shareholders meetings, we follow Israeli law and practice and accordingly do not follow NASDAQ rules. The quorum for a shareholders meeting, as stipulated in our articles of association, complies with the provisions of the Israeli law, and requires the presence, in person or by proxy of holders of 25% of our outstanding ordinary shares, in lieu of the requirement specified in NASDAQ Stock Market Rule 5620(c) pursuant to which the quorum for any shareholders meeting shall not be less than 33⅓% of the outstanding voting shares of the company.

P A R T  III
==========

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted on the pages below:

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2009 and 2008	F-3-F-4
Consolidated Statements of Operations for theYears Ended December 31, 2009, 2008 and 2007	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2009, 2008 and 2007	F-6-F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007	F-8-F-12
Notes to Consolidated Financial Statements	F-13-F-65

ITEM 19. EXHIBITS

Exhibit No.

1.1	Memorandum of Association (1)
1.2	Articles of Association as amended on December 28, 2005 (2)
4.1	Form of Letter of Indemnification, dated December 28, 2005 (2)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(3)
8	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Section. 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm*
15.2	Consent of Levy Cohen and Co. *
15.3	Consent of Levy Cohen and Co. *
15.4	Consent of Kost, Forer, Gabbay & Kaiserer *
15.5	Consent of Kost, Forer, Gabbay & Kaiserer*
15.6	Consent of Verstegen accountants en adviseurs*
15.7	Consent of KDA Audit Corporation*
15.8	Consent of Maria Negyessy*
______________
* Filed herewith.

(1)  Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).
(2)  Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2006.
(3)  Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2009.

FORMULA SYSTEMS (1985) LTD.
(An Israeli corporation)
2009 Annual Report

FORMULA SYSTEMS (1985) LTD.
 (An Israeli Corporation)

2009 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
FORMULA SYSTEMS (1985) LTD.

We have audited the accompanying consolidated balance sheets of Formula Systems (1985) Ltd. and its subsidiaries (the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose consolidated assets constitute approximately 24% and 21% of total consolidated assets as of December 31, 2009 and 2008, respectively, and whose consolidated revenues constitute approximately 19%, 18% and 20% of total consolidated revenues for the years ended December 31, 2009, 2008 and 2007, respectively.  The financial statements of those subsidiaries were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of those subsidiaries is based solely on the reports of the other auditors.

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

As discussed in Note 1, effective January 1, 2009, the Company adopted new guidance on accounting for business combinations, consolidation, transactions with non controlling interests. During 2009 the company also adopted new guidance regarding impairment of securities.

In our opinion, based on our audits and the reports of other auditors , the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Tel Aviv, Israel
April 29, 2010
Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
	(U.S. $ in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	100,205	107,847
Short-term investments (Note 3)	58,009	45,717
Trade receivables (net of allowances for doubtful debts of $4,750 and $4,309 as of December 31, 2009 and 2008, respectively)	130,236	136,353
Other current assets (Note 16A)	22,449	15,425
Inventories	2,439	2,772
Total assets attributed to discontinued operations	27	27,614
	313,365	335,728

LONG-TERM INVESTMENTS:
Long term investments (Note 5)	10,323	16,285
Investments in affiliates (Note 6)	3,293	3,694
	13,616	19,979

SEVERANCE PAY FUND	44,131	38,105

PROPERTY, PLANTS AND EQUIPMENT, NET (Note 7)	9,989	15,009

GOODWILL (Note 1K and Note 8)	145,321	141,919

OTHER ASSETS, NET (Note 9)	40,017	45,882

	566,439	596,622

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

	December 31,
	2009	2008
	(U.S. $ in thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Liabilities to banks (Note 16B)	10,055	8,481
Trade payables	43,776	39,475
Other accounts payable (Note 16C)	90,924	75,252
Dividend payable	-	29,964
Liability in respect of business combinations	210	6,954
Debentures (Note 11)	14,639	5,157
Total liabilities attributed to discontinued operations	314	24,903
	159,918	190,186
LONG-TERM LIABILITIES:
Debentures (Note 11)	43,918	56,004
Deferred taxes	2,207	4,502
Customer advances	1,116	1,093
Liabilities to banks and others (Note 10)	8,556	16,640
Liability in respect of business combinations	1,517	1,010
Accrued severance pay	53,893	49,817
	111,207	129,066

COMMITMENTS AND CONTINGENCIES (Note 13)

EQUITY (Note 14):
Formula shareholders' equity:
Share capital - ordinary shares of NIS 1 par value (authorized - December 31, 2009 and 2008 - 25,000,000 shares; issued: December 31, 2009 - 13,224,780 and 2008 - 13,224,780 shares)	3,736	3,736
Additional paid-in capital	131,631	132,588
Retained earnings	60,048	40,972
Other accumulated comprehensive loss	(7,115)	(7,100)
Cost of 24,780 treasury shares	(259)	(259)
Total Formula shareholders' equity	188,041	169,937
Non-controlling interests	107,273	107,433
TOTAL EQUITY	295,314	277,370

	566,439	596,622

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS
	Year Ended December 31,
	2009	2008	2007
	(U.S. $ in thousands, except per share amounts)

Revenues (Note 16H)
Proprietary software products	101,045	105,453	100,823
Software services	368,345	397,790	313,901
Total revenues	469,390	503,243	414,724
Cost of revenues

Proprietary software products	52,719	53,483	52,923
Software services	299,564	320,292	245,487
Total cost of revenues	352,283	373,775	298,410
Gross profit	117,107	129,468	116,314
Research and development costs, net	4,430	6,564	6,547
Selling, general and administrative expenses	77,322	90,451	84,503
Other income, net	(1,972)	-	-
Operating income	37,327	32,453	25,264
Financial expenses, net (Note 16D)	(231)	(5,908)	(3,619)
Gain (losses) on realization of investments, net	-	(337)	2,039
Other expenses (Note 16E)	(304)	(580)	(750)
Income before taxes on income	36,792	25,628	22,934
Taxes on income (Note 15)	(8,305)	(3,279)	(1,891)
	28,487	22,349	21,043
Share in losses of affiliated companies, net	(335)	(216)	(653)
Income from continuing operation	28,152	22,133	20,390
Net income from discontinued operations (Note 17D)	4,878	555	32,333
Net income	33,030	22,688	52,723
Net income Attributable to non-controlling interests	13,954	10,819	15,464
Net income attributable to Formula's shareholders	19,076	11,869	37,259

Amount attributable to Formula's shareholders
Income from continuing operation	14,198	11,314	10,723
Income from discontinued operation	4,878	555	26,536
	19,076	11,869	37,259
Earnings per share generated from continuing operation:
Basic	1.08	0.84	0.82
Diluted	1.04	0.84	0.80

Earnings per share generated from discontinued operations:
Basic	0.37	0.04	2.00
Diluted	0.36	0.04	1.99

Total earnings per share:
Basic	1.45	0.88	2.82
Diluted	1.40	0.88	2.79

Weighted average number of shares outstanding in thousands (Note 16I):
Basic	13,200	13,200	13,200
Diluted	13,564	13,200	13,200

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital
	Number of Shares	Amount	Additional paid-in Capital	Retained Earnings	Accumulated other comprehensive loss	Cost of Treasury Shares	Total Formula shareholders'' Equity	Non- controlling interests (*)

Balance as of January 1, 2007	13,200,000	3,736	132,545	32,164	(14,896)	(259)	153,290	79,649
Changes during 2007:
Net Income	-	-	-	37,259	-	-	37,259	15,464
Unrealized loss from available - for-sale securities, net	-	-	-	-	(221)	-	(221)	88
Foreign Currency translation adjustments	-	-	-	-	8,254	-	8,254	6,309
Total comprehensive income							45,292
Implementation of ASC 815 (formerly FSP EITF 00-19-2)	-	-	-	236	-	-	236	-
Cumulative impact of change in accounting for uncertainties in income taxes ASC 740 (formerly FIN 48)	-	-	-	(430)	-	-	(430)	(400)
Stock Based Compensation expenses	-	-	-	-	-	-	-	674
Changes in non-controlling interests due to holding changes	-	-	-	-	-	-	-	8,976
Dividend paid to non-controlling interests in subsidiaries	-	-	-	-	-	-	-	(6,502)
Exercise of employees stock options	-	-	-	-	-	-	-	3,657
Balance as of December 31, 2007	13,200,000	3,736	132,545	69,229	(6,863)	(259)	198,388	107,915
Changes during 2008:
Net Income	-	-	-	11,869	-	-	11,869	10,819
Unrealized loss from available - for-sale securities, net	-	-	-	-	(1,123)	-	(1,123)	(20)
Adjustment for other than temporary impairment on marketable securities	-	-	-	-	27	-	27	20
Foreign Currency translation adjustments	-	-	-	-	859	-	859	1,164
Total comprehensive income	-	-	-	-	-	-	11,632
Gain from issuance of shares to third party in a development stage entity	-	-	43	-	-	-	43	43
Stock Based Compensation expenses	-	-	-	-	-	-	-	1,161
Changes in non-controlling interests due to holding changes	-	-	-	-	-	-	-	(9,483)
Exercise of employees stock options	-	-	-	-	-	-	-	1,426
Dividend to Formulas'' shareholders and to non-controlling interests in subsidiaries	-	-	-	(40,126)	-	-	(40,126)	(5,612)
Balance as of December 31, 2008	13,200,000	3,736	132,588	40,972	(7,100)	(259)	169,937	107,433

The accompanying notes form an integral part of these financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont.)

	Share Capital
	Number of Shares	Amount	Additional paid-in Capital	Retained Earnings	Accumulated other comprehensive loss	Cost of Treasury Shares	Total Formula shareholders'' Equity	Non- controlling interests (*)
Changes during 2009:
Net Income	-	-	-	19,076	-	-	19,076	13,954
Unrealized gain from derivative instruments, net	-	-	-	-	3	-	3	2
Unrealized loss gain from available - for-sale securities, net	-	-	-	-	(66)	-	(66)	74
Other temporary impairment					(250)		(250)
Foreign Currency translation adjustments	-	-	-	-	298	-	298	413
Total comprehensive income							19,061
Stock Based Compensation expenses	-	-	308	-	-	-	308	1,333
Non-controlling interests changes due to holding changes including exercise of employees stock options	-	-	(1,265)	-	-	-	(1,265)	(842)
Dividend to Formula's shareholders and to non-controlling interests in subsidiaries	-	-	-	-	-	-	-	(15,094)
Balance as of December 31, 2009	13,200,000	3,736	131,631	60,048	(7,115)	(259)	188,041	107,273

	Year ended December 31,
	2009	2008	2007

Accumulated unrealized gain from available - for-sale securities	(1,384)	(1,068)	28
Accumulated currency translation adjustments	(5,734)	(6,032)	(6,891)
Accumulated Unrealized gain from derivative instruments	3
Accumulated other comprehensive loss	(7,115)	(7,100)	(6,863)

*)           Effective January 1, 2009, the Company reclassified non-controlling interests in the equity; 2007 and 2008 were reclassified to conform to 2009 presentation.

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	33,030	22,688	52,723
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment and write down of other investments and fixed assets	59	502	649
Impairment of available for sale marketable securities due to credit loss	143	-	1,789
Equity in losses of affiliated companies, net	335	216	653
Depreciation and amortization	14,605	13,082	15,806
Increase (decrease) in accrued severance pay, net	(1,618)	4,984	542
Gain from sale of subsidiaries	(4,284)	-	(28,037)
Gain from sale of operation	(105)	-	(170)
Gain from sale of property, plants and equipment	(2,219)	(341)	(70)
Loss (gain) on realization of shareholdings and operations	-	337	(2,039)
Stock based compensation expenses	1,641	1,505	1,074
Changes in financial liabilities, net	(202)	4,950	1,691
Loss (gain) from repurchase of convertible debt, net	2	(218)	-
Changes in value of long term loans and deposits, net	(210)	(129)	1,963
Deferred taxes	665	(1,881)	(2,563)
Change in liability in respect of acquisition	458	(558)	(493)
Loss (gain) from sale and decrease (increase) in value of marketable securities, net	(2,609)	1,481	60

Changes in operating assets and liabilities:
Decrease (increase) in inventories	340	446	(134)
Decrease (increase) in trade receivables	13,057	(8,241)	(8,415)
Decrease (increase) in other accounts receivable	12,478	3,914	(7,296)
Increase (decrease) in trade payables	1,604	(2,602)	4,082
Increase (decrease) in other accounts payable	(12,875)	6,674	10,336
Increase in customer advances	1,345	575	1,114
Net cash provided by operating activities	55,640	47,384	43,265

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of newly-consolidated subsidiaries and activities (Appendix C)	(1,262)	(13,633)	(5,391)
Proceeds from realization of investment in previously-consolidated subsidiaries (Appendix D)	3,482	-	39,499
Proceeds from sale of activity in a consolidated company	105	-	170
Proceeds from sale of affiliates company	-	150	-
Proceeds from sale of subsidiary's operation	-	15,506	-
Changes in restrictions on short term deposit	4,040	(4,040)	-
Restricted long term deposit, net	-	-	2,506
Purchase of property and equipment	(2,713)	(4,055)	(4,345)
Proceeds from short term investment , net	3,064	(6,795)	(26,297)
Proceeds from sale of property, plants and equipment	5,666	1,011	186
Investment in and loans to affiliates and other companies	-	(187)	(499)
Other investments	-	(756)	-
Payments to formerly shareholders of consolidated company	(6,455)	(5,973)	-
Changes in short term deposits, net	(11,945)	(1,659)	-
Proceeds from long term bank deposits	139	3,090	(9,881)
Capitalization of software development and other costs	(6,960)	(6,683)	(8,522)
Purchase of non-controlling interests in subsidiaries	-	(16,983)	(6,281)
Net cash used in investing activities	(12,839)	(41,007)	(18,855)

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in thousands)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of debentures (net of issuance expense)	-	-	61,576
Exercise of employees stock options in subsidiaries	1,224	876	4,888
Dividend paid to non-controlling interests in subsidiaries	(8,400)	(5,612)	(8,348)
Dividend to Formual's shareholders	(29,964)	(10,162)	-
Short-term bank credit, net	(247)	(15,151)	(16,944)
Repayment of long-term loans from banks and others	(8,616)	(10,855)	(61,630)
Receipt of short-term loans	1,580	(750)	26,275
Issuance in a subsidiary to non-controlling interests, net	-	-	12,915
Purchase of non-controlling interests	(3,774)	-	-
Deposit for SWAP deal	1,061	-	(1,040)
Repayment and repurchase of debenture	(5,824)	(18,128)	(7,818)
Proceeds from sale of treasury stock of subsidiary	-	-	3,017
Net cash provided (used) by financing activities	(52,960)	(59,782)	12,891
Effect of exchange rate changes on cash and cash equivalents	(238)	2,481	7,824

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,397)	(50,924)	45,125
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR(*)	110,602	161,526	116,401
CASH AND CASH EQUIVALENTS AT END OF YEAR (*)	100,205	110,602	161,526

(*) Include cash and cash equivalents of discontinued operations.

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix Supplemental cash flow information:

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in thousands)
Cash paid in respect of:
Interest	4,064	5,077	6,107

Income tax	4,444	5,192	6,648

Appendix B - Non-cash activities:

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in thousands)

Investment in a consolidated company against account payable	-	-	949

Dividend payable to Formula's shareholders and to non- controlling interests in subsidiaries	6,694	29,964	-

ASC 740 (formerly Fin 48) provision	-	-	430

Assets retirement obligation	275	-	-

Receivables from sale of property	450

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix C - Acquisition of newly-consolidated subsidiaries and activities:

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in thousands)
Assets and liabilities of subsidiaries consolidated as of acquisition date:
Working capital (other than cash and cash equivalents)	-	(6,209)	3,603
Investment in affiliates and loans	-	-	375
Property and equipment	-	(543)	(308)
Goodwill and intangibles assets	(1,262)	(15,845)	(10,857)
Long-term liabilities	-	395	925
Other long term assets	-	-	(212)
Long term deferred tax liability	-	1,771	(64)
Liability to formerly shareholders	-	6,723	-
Non-controlling interests at acquisition date	-	75	1,147
Total	(1,262)	(13,633)	(5,391)

* Mainly goodwill

Appendix D - Proceeds from realization of investments in previously-consolidated subsidiaries:

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in thousands)
Assets and liabilities of consolidated subsidiaries as of date of realization
Working capital (other than cash and cash equivalents)	(2,259)	-	9,434
Debtors from sale of subsidiaries	-	-	(16,000)
Accrued severance pay, net	-	-	(2,036)
Investment in affiliate (including loans)	-	-	(4,151)
Property and equipment	144	-	2,843
Other assets, deferred expenses and long term payables	1,337	-	37,032
Provision for losses	-	-	(1,971)
Long term deposits	-	-	1,181
Goodwill	206	-	54,462
Adjustment to other comprehensive (loss) gain	(230)	-	570
Long-term liabilities	-	-	(28,833)
Gain from realization of investments in subsidiaries	4,284	-	28,037
Non-controlling interests	-	-	(41,069)
Total	3,482	-	39,499

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:

General:

Formula Systems (1985) Ltd. (“Formula”) was incorporated in Israel in 1985. Since 1991, Formula's shares have been traded on the Tel Aviv Stock Exchange (“TASE”) and since 1997, through American Depositary Shares (“ADS”) under the symbol FORTY on the Global Market in the United States ("NASDAQ"). Each ADS represents one ordinary share of Formula.

Formula, through its subsidiaries (collectively, the “Company” or the “Group”) is engaged in the development, production and marketing of information technology ("IT") solutions and services. The Group operates in two reportable segments: IT Services and Proprietary Software Solutions. For a description of the segments see Note 16.G.

The following table presents certain information regarding the control and ownership of Formula’s significant subsidiaries , as of the dates indicated:

Name of subsidiary	Percentage of ownership and control
	December 31, 2009	December 31, 2008
	%

Matrix IT Ltd. (“Matrix”)	50.1	50.2
Magic Software Enterprises Ltd. (“Magic”)	58.1	58.2
NextSource Inc.	*-	100
Sapiens International Corporation N.V. (“Sapiens”)	70.4	70.4

The above list consists only of active companies that are held directly by Formula.

* See Note 2.F.

Accounting Principles:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) United States.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

A.	Adoption of Certain New Accounting Standards:

Accounting Standards Codification:

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting"(the “Codification”). This standard replaces SFAS Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles, and establishes only two levels of U.S. generally accepted accounting principles (“GAAP”), authoritative and nonauthoritative. The ASC has become the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative

This standard is effective for financial statements for interim or annual reporting periods ending after September 15, 2009

The adoption of the Codification changed the Company’s references to GAAP accounting standards but did not impact the Company’s results of operations, financial position or liquidity.

Business Combinations and Non-controlling Interests

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 805, "Business Combinations" (formerly SFAS Statement No. 141(R), Business Combinations). The new standard applies to all transactions or other events in which an entity obtains control of one or more businesses. Additionally, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement date for all assets acquired and liabilities assumed; and requires the acquirer to disclose additional information needed to evaluate and understand the nature and financial effect of the business combination. The Company’s adoption of this new accounting standard did not have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC810, "Consolidations" (formerly SFAS Statement No. 160, Non-controlling Interests in Consolidated Financial Statements). The new accounting standard establishes accounting and reporting standards for the non-controlling interests (or non-controlling interests) in a subsidiary and for the consolidation of a subsidiary by requiring all non-controlling interests in subsidiaries be reported in the same way, as equity in the consolidated financial statements. As such, this guidance has eliminated the diversity in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. The Company’s adoption of the new accounting standard resulted in recording non-controlling interests in equity at the current year and in comparative numbers.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

A.	Adoption of Certain New Accounting Standards (Cont.)

Business Combinations and Non-controlling Interests (Cont.):

Until December 31, 2008 gain on realization of shareholdings includes the results of realization of the Company’s shareholdings in investees arising either on the sale of such shareholdings or from the issuance of stock by the investees to third parties. The Company charged such results to the statement of operations, provided that the conditions stipulated by SAB 51 for such recognition have been met. When conditions are not met gain is recognized as part of APIC.

Subsequent Events

In May 2009, the FASB issued new guidance for subsequent events. The new guidance, which is part of ASC 855, "Subsequent Events" (formerly SFAS Statement No. 165, Subsequent Events) is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 is effective for interim and annual reporting periods ending after June 15, 2009. During that period, except as mention in Note 14, no material subsequent events came to the Company’s attention

B.	Functional and Reporting Currency:

Beginning in 2007, the Company changed its functional currency from New Israeli Shekel (NIS) to the United States dollar (“dollar”). This was done according to a change in economic and circumstance factors for the Company, as mentioned in ASC No. 830 "Foreign Currency Matters" (formerly FAS Statement No. 52 "foreign currency translation") ("ASC 830"). Prior to 2007, Formula operated primarily in the economic environment of the NIS and its functional currency was the NIS. The functional currencies of Formula's subsidiaries are NIS and dollar. Formula has elected to use dollar as its reporting currency for all years presented.

Formula translates the financial statements of its subsidiaries whose functional currency is NIS, into dollar, under the principles described in ASC 830. Assets and liabilities have been translated at period-end exchange rates.  Results of operations have been translated at the exchange rate at the dates on which those transactions occurred or at an average rate. Formula presents differences resulting from translation in equity under "accumulated other comprehensive income (loss)".

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

C.	Use of Estimates and Assumptions in the Preparation of the Financial Statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and various assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.The actual results may differ from these estimates.

D.	Principles of Consolidation:

The consolidated financial statements include Formula’s financial statements as well as those of its subsidiaries in which it has controlling interests. Acquisition of subsidiaries is accounted for under the acquisition method. All inter-company balances and transactions have been eliminated upon consolidation.

E.	Fair Value Measurement:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Effective January 1, 2009, the Company adopted the provisions of ASC 820-10 “Fair Value Measurements and Disclosures” (formerly FAS Statement No. 157, “Fair Value Measurements”), with respect to non-financial assets and liabilities. The adoption did not have a significant effect on the Company’s financial statements (refer to Note 4).

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 820, "Fair Value Measurements and Disclosures" (“ASC 820”) (formerly FASB Staff Position (“FSP”) No 157-2, Effective Date of FASB Statement No. 157), which delayed the effective date for disclosing the fair value of all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value on a recurring basis (at least annually). This standard did not have a material impact on the Company’s consolidated financial statements.

Effective April 2009, the Company adopted ASC 820 (formerly FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly), requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type as described in ASC 320 "Investments - Debt and Equity Securities". The adoption of the new standard on April 1, 2009 did not have a material impact on the Company’s consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

F.	Cash and Cash Equivalents:

Cash and Cash equivalents are considered by the Company to be highly-liquid investments, including, inter-alia, short-term deposits with banks, which the maturity dates are less than three months at the time of acquisition and which are unrestricted.

G.	Investments:

Investments in non-marketable securities of companies in which the Company does not have the ability to exercise significant influence over operating and financial policy are recorded at cost.

The Company accounts for investments in marketable equity securities and debt securities in accordance with ASC 320 "Investments- Debt and Equity Securities" (formerly SFAS Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities") ("ASC 320"). Marketable equity securities and debt securities that are classified as "trading" or as "available-for-sale" are reported at fair value.

Unrealized gains and losses from marketable securities classified as "available for sale" are excluded from earnings and are reported as a component in equity under "accumulated other comprehensive income (loss)". Unrealized gains and losses from marketable securities classified as "trading" are reported in the statements of operations.

Investments are periodically reviewed to determine whether other-than-temporary impairment in value has occurred, in which case the investment is written down to its fair value, through the statements of operations. In accordance with ASC 320, the Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is considered to be other-than-temporary.

Effective April 2009, the Company adopted new guidance for the accounting for other-than-temporary impairments ("OTTI"). Under the new guidance, which is part of ASC 320, "Investments — Debt and Equity Securities" (formerly FSP 115-2 and 124-2, Recognition and Presentation of Other-Than-Temporary Impairments) that changed the impairment and presentation model for its available-for-sale debt securities. Under the amended impairment model, an OTTI loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it will still need to evaluate expected cash flows to be received and determine if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

G.	Investments (Cont.):

The new guidance is effective periods ending after June 15, 2009. The Company’s adoption of the new guidance did not have a material effect on the Company’s consolidated financial statements.

H.	Inventory:

Inventory is comprised of hardware and software.

Inventory is valued at the lower of cost or market value. Cost is determined on the “first in - first out” basis for hardware.

I.	Investments in Affiliates:

Affiliates are companies over which significant influence is exercised, but which are not consolidated subsidiaries, and are accounted for by the equity method, net of write-down for decrease in value, which is not of a temporary nature.

J.	Property, Plants and Equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over their estimated useful lives. The following are the annual depreciation rates:

%

Computers and equipment	6-33
Motor vehicles	15
Buildings	2-4
Leasehold improvements	-*

* Over the shorter of the term of the lease or the estimated useful life of the asset.

K.	Goodwill:

The Company applies ASC 350, “Intangible - Goodwill and Other” (formerly SFAS Statement No. 142, “Goodwill and Other Intangible Assets”) ("ASC 350"). ASC 350 requires goodwill to be tested for impairment on an annual basis and more frequently in certain circumstances, and written down when impaired rather than being amortized. Furthermore, ASC 350 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless those lives are determined to be indefinite. The Company has selected December 31st as the date on which it will perform its annual goodwill impairment test.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

K.	Goodwill (Cont.):

As required by ASC 350, the impairment test is accomplished using a two- step approach. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. As required by ASC 350, the Company compares the fair value of each reporting unit to its carrying value ('step 1') If the fair value exceeds the carrying value of the reporting unit net assets, goodwill is considered not impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any; of the carrying value of goodwill over its implied fair value ('step 2'). At December 31, 2009, the market capitalization of one reporting unit was below its carrying value. The Company determines the fair value of this reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates its fair value at this time. Assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, the Company evaluated the reasonableness of the estimated fair value of its reporting unit by reconciling to its market capitalization. The ability to reconcile the gap between the market capitalization and the fair value depends on various factors, some of which are quantitative, such as an estimated control premium that an investor would be willing to pay for a controlling interests in the Company, and some of which are qualitative and involve management judgment, including stable relatively high backlog and growing pipe line.

During the year ended December 31, 2009, 2008 and 2007, no impairment was required.

L.	Software Development Costs:

Development costs of software, which is intended for sales that are incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of ASC No. 985 "Software" (formerly SFAS Statement No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed").

Software development costs incurred before technological feasibility has been established are charged to the statements of operations as incurred.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

L.	Software Development Costs (Cont.):

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, "Costs of Software to be Sold, Leased or Marketed" (formerly SFAS Statement No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed").

The Company's and its subsidiaries' technological feasibility is established upon completion of a detailed program design or working model.

Research and development costs incurred in the process of developing product improvements are generally charged to expenses as incurred.

Capitalized software costs are amortized on a product by product basis. Amortization equals the greater of the amount computed using the: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to six years). The Company assesses the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2009, 2008 and 2007, no impairment was required.

During the year ended December 31, 2009, consolidated subsidiaries capitalized software development costs aggregated to $6.8 million (2008 - $6.4 million, 2007 - $6.0 million) and amortized capitalized software development costs aggregated to $8.4 million (2008 - $7.0 million, 2007 - $6.2 million).

M.	Other Intangible Assets:

Other intangible assets are comprised of customer's related intangible assets and acquired technology and are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Amortization is computed using the straight-line method as follows:

Prepaid royalties	15 years

Distribution rights	5 years

Technology, usage rights and other intangible assets	3-8 years

The company evaluate every year the remaining useful life of the intangible assets.

During 2009, 2008 and 2007, no impairment was required.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

N.	Impairment in Value of Long-Lived Assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” (formerly SFAS Statement No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”) ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. For the years ended December 31, 2009 and 2008 no impairment was required. During 2007, impairment loss in the amount of $137 thousand was recorded.

O.	Severance Pay:

The Company’s liability for severance pay to its employees pursuant to Israeli law and employment agreements is covered in part by managers’ insurance policies, for which the Company makes monthly payments. These funds are recorded as assets in the Company's balance sheet. The Company can only make withdrawals from these funds for payments of severance pay. The severance pay liability is calculated on the basis of eligibility for one month’s salary for each year of service, based on the most recent salary of each employee.

Pursuant to Section 14 of the Severance Compensation Law, 1963 ("Section 14"), certain employees of the Company who are subjected to this section, are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company's balance sheet.

Total expenses (gain) in respect of severance pay for the years 2009, 2008 and 2007 were $(1.06) million, $7.4 million and $9.3 million, respectively.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

P.	Revenue Recognition:

Revenues derived from software license agreements are recognized in accordance ASC 985 "Software" (formerly SOP 97-2 "Software Revenue Recognition") ("ASC 985"), upon delivery of the software when collection is probable, where the license fee is otherwise fixed or determinable, and when there is persuasive evidence that an arrangement exists.

In addition, there are certain arrangements involving multiple elements such as software product, maintenance and support. For these agreements ASC 985 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor's specific objective evidence ("VSOE") for that element, and revenue is allocated to each component based on its fair value. ASC 985 requires that revenue be recognized in accordance with the "residual method" when VSOE does not exists for all the delivered elements and exist for all the delivered elements, and all other ASC 985 criteria are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements. The VSOE of post contract support ("PCS") is based on the price charged when PCS sold separately or renewed. The VSOE of consulting services is based on the price charged when the consulting services sold separately based on a time and material basis.

Revenues from consulting services, on hourly basis, are recognized as the services are rendered.

Revenues from maintenance and training are recognized over the service period.

Revenues from long term projects are recognized in accordance with ASC 605-35-25 (formerly SOP 81-1 “Accounting for Performance of Construction-Type Contracts”), based on the percentage of completion method. Provision for estimated losses is recorded on the amount of the estimated losses on the entire contract in the period in which such losses first become evident. These revenues are included in the proprietary software products segment.

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

Tax collected from customers and remitted to governments authorities (including VAT) are presented in statements of operations on a net basis.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

P.	Revenue Recognition (Cont.):

The Company recognizes revenue from software license sales in accordance with ASC 985-605 “Software Revenue Recognition” (“ASC 985-605”) with Respect to Certain Transactions. Under ASC 985-605, revenues from software product licenses are recognized upon delivery of the software provided there is persuasive evidence of an agreement, the fee is fixed or determinable, collection of the related receivable is probable and no further obligations exist. Revenues under multiple-element arrangements, which may include software licenses, support and maintenance, and training and consulting services, are allocated to each element under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of Fair Value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. VSOE is determined for support and maintenance, training and consulting services based on the price charged when the respective elements are sold separately or renewed.

The Company charges support and maintenance renewals at a fixed percentage of the total price of the licensed software products purchased by the customer. Under the residual method, the Company defers revenues related to the undelivered elements based on their VSOE of fair value and recognizes the remaining arrangement fee for the delivered elements.

IT outsourcing services that mainly include maintenance of customers' applications integrated on the Company's license performed on a fixed fee basis are recognized on a straight line basis over the contractual period that the services are rendered, since no other pattern of outputs is discernible. Revenues from IT outsourcing services that are performed on a "time and materials" basis are recognized as services are performed.

Q.	Provision for Warranty:

In light of past experience, the Company does not record any provision for warranties in respect of their products and services.

R.	Advertising Costs:

The Company records advertising expenses as incurred. Advertising costs were recorded at the amount of $2.4 million, $5.5 million, and $5.2 million in the years 2009, 2008, 2007 respectively.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

S.	Income Taxes:

Deferred taxes are determined utilizing the “asset and liability” method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, when it’s more likely than not that deferred tax assets will not be realized in the foreseeable future. Deferred tax liabilities and assets are classified as current or non-current based on the expected reversal dates of the specific temporary differences.

Effective January 1, 2007, the Company adopted ASC 740 “Income Taxes" (formerly FIN 48) (“ASC 740”). Upon the adoption of a new pronouncement which clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, the Company should record accruals for uncertain tax positions. Those accruals should record to the extent that the Company concludes that a tax position is not sustainable under a “more-likely-than-not” standard.

In addition, the Company should classify interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.

T.	Earnings per Share:

Earnings per share (“EPS”) are calculated in accordance with the provisions of ASC 260 "Earning per Share" (formerly SFAS Statement No. 128 "Earning per Share) ("ASC 260"). ASC 260 requires the presentation of both basic and diluted EPS.

Basic net earnings per share are calculated on the basis of the weighted average number of common shares outstanding during each year. The diluted earnings per share are calculated on the basis of the weighted average number of common shares outstanding during each year, plus the dilutive potential common shares considered outstanding during the year.

U.	Treasury Shares:

The Company repurchases its shares from time to time and hold them as a treasury shares. These shares are presented as a reduction of equity, at their cost. Gains and losses upon the sale of these shares, net of related income taxes, are recorded to additional paid-in capital.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

V.	Concentration of Credit Risks - Allowance for Doubtful Accounts:

Most of the Group’s cash and cash equivalents and short-term investments as of December 31, 2009 and 2008 were deposited in Israeli, U.S. and European banks. Therefore the Company is of the opinion that the credit risk in respect of these balances is low.

The Group’s trade receivables are derived from sales to large firm organizations located mainly in North America, Europe and Israel. The Group performs ongoing credit evaluations of its customers and has established an allowance for doubtful accounts based upon factors relating to the credit risk of specific customers and other information. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. From time to time, the Company sells certain of its accounts receivable to financial institutions, within the normal course of business.

ASC 860, "Transfers and servicing" (formerly SFAS Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the sale of receivables to a financial institution. There are no outstanding  sales of receivables as of December 31, 2009, 2008 and 2007.

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

The net change in the provision for doubtful accounts charged to general and administrative expenses amounted to $0.5 million, $1.1 million and $0.4 million in the years 2009, 2008 and 2007, respectively, and was determined for specific debts where doubt existed as to their collectability.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

W.	Stock based compensation:

The Company applies ASC 718, and ASC 505-50, "Equity-Based Payments to Non-Employees", with respect to options and warrants issued to non-employees. ASC 718 requires the use of an option valuation model to measure the fair value of the options and warrants at the measurement date as defined in ASC 505-50.

ASC 718 requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model, where applicable. Share-based compensation expense recognized in the Company's consolidated statements of operations for 2009, 2008 and 2007 includes compensation expense for share-based awards granted (i) prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of ASC 718, and (ii) subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of ASC 718.

The Company's' subsidiaries granted options to their employees to purchase shares.

Matrix and Sapiens use the Black-Scholes option-pricing model which requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on historical experience of similar options, giving consideration to the contractual terms of the stock options.

Magic use the Binomial option-pricing model for options granted. The Binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the Binomial model takes into account variables such as volatility, dividend yield rate and risk free interest rate. However, in addition, the Binomial model considers specific terms and conditions of the options, such as the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life and the probability of termination of the option holder in computing the value of the option. For these reasons, Magic believes that the Binomial model provides a fair value that is more representative of actual experience and future expected experience than that calculated using the Black-Scholes model.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

X.	Derivatives and Hedging:

The Company accounts for derivatives based on ASC 815, "Derivative and Hedging" (formerly SFAS Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities") ("ASC 815"). According to ASC 815, derivative instruments that are designated and qualify as hedges of forecasted transactions (i.e., cash flow hedges) are carried at fair value with the effective portion of a derivative's gain or loss recorded in other comprehensive income and subsequently recognized in earnings in the same period or periods in which the hedged forecasted transaction affects earnings. For derivative instruments that are not designated and qualified as hedging instruments, the gains or losses on the derivative instruments are recognized in current earnings during the period of the change in fair values.

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 815, Derivatives and Hedging (SFAS Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS Statement No. 133). The new accounting standard requires enhanced disclosures about an entity’s derivative and hedging activities and is effective for fiscal years and interim periods beginning after November 15, 2008. Since the new accounting standard only required additional disclosure, the adoption did not impact the Company’s consolidated financial statements.

Put options which were granted to non-controlling interests during 2007 and 2009 in Matrix have been measured in fair value pursuant to ASC 810 (formerly EITF 00-06 "Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary") and ASC 505 (formerly EITF 08-8 "Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity’s Consolidated Subsidiary").

Sapiens also enters into put option contracts to hedge certain transactions denominated in foreign currencies. The purpose of Sapiens foreign currency hedging activities is to protect Sapiens from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Sapiens put option contracts did not qualify as hedging instruments under ASC 815.

Changes in the fair value of put option contracts are reflected in the consolidated statements of operations as financial income or expense as applicable.

During 2007-2009 Matrix engaged in SWAP deals to exchange interest which was linked to the CPI. This SWAP deals did not qualify for hedge accounting under ASC 815. Matrix measured the fair value of the contracts in accordance with ASC 820. Changes in the fair value are reflected in the consolidated statements of operations as financial income or expense as applicable.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

X.	Derivatives and Hedging (Cont.):

Magic entered into forward contracts, these contracts serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions.

The derivative instruments primarily hedge or offset exposures in Euro, Japanese Yen and NIS to buy and sell, in the notional amounts of outstanding foreign exchange as December 31, 2009, $2,683 and $2,671 thousands, respectively.

Y.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220 "Comprehensive Income" (formerly SFAS Statement No. 130, “Reporting Comprehensive Income”). This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income (loss) relate to gain and loss on foreign currency translation adjustments, unrealized gain and loss on derivatives instruments designated as hedge and unrealized gain and loss on available-for-sale marketable securities.

Z.	Discontinued operations:

Under ASC 205 "Presentation of Financial statements – Discontinued Operation" (formerly SFAS Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”),  when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on the disposed component, should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

AA.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

AB.	Recently Issued Accounting Pronouncements (Cont.):

Accounting Standards Not Yet Effective

Accounting for the Transfers of Financial Assets

In June 2009, the FASB issued new guidance relating to the accounting for transfers of financial assets. The new guidance, which was issued as SFAS Statement No. 166, "Accounting for Transfers of Financial Assets, an amendment to SFAS Statement No. 140, was adopted into Codification in December 2009 through the issuance of Accounting Standards Updated (“ASU”) 2009-16. The new standard eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets.

The new guidance is effective for fiscal years beginning after November 15, 2009. The Company will adopt the new guidance in 2010 and is evaluating the impact it will have to the Company’s consolidated financial statements.

Note 2 - Certain Transactions:

A.
In June 2007 the Company sold its entire holdings in BluePhoenix, for consideration of approximately $64 million. The Company recognized approximately $18 million in capital gain upon completion of the sale.  This gain is presented in the statements of operations as income from discontinued operation.

B.
On December 30, 2007, the Company's subsidiary, Magic, sold its holding in, Advanced Answers on Demand Holding Corporation,("AAOD"), a Florida corporation that develops and markets application software targeted at the long-term care industry, to Fortissimo Capital for $17 million, which paid Magic $1 million of the sale price in December 2007 and the remaining $16 million in March 2008. As a result of this sale, the Company recorded a net gain of approximately $9.3 million; this gain is presented in the income statement as an income of discontinued operation.

In addition, as part of the transaction, Magic entered into a three years license agreement with AAOD according to which AAOD will continue to sell Magic’s products, as an OEM partner, in consideration for $3 million, to be paid quarterly over three years starting in 2008.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

C.
On August 19, 2007, Matrix completed an offering of non-convertible debentures in an aggregate principal amount of approximately $ 62 million (NIS 250 million). The debentures were sold to institutional and other investors in Israel. The debentures bear an interest at an annual rate of 5.15%. The principal will be paid in four equal annual installments on December 31 of each of the years 2010 through 2013. The principal and interest are linked to the Israeli consumer price index ("CPI"). On February 21, 2008, Matrix listed the debentures for trading on the TASE.

D.
In June 2007, Sapiens, entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders' fees and out of pocket expenses), $6.5 million of which was by Formula.  Sapiens issued to the investors an aggregate of 6,666,667 common shares (of which 2,166,666 common shares were issued to Formula), at a price per share of $3.00 which reflected a premium of approximately 25% above the trading price of Sapiens’ common shares (as of the date Sapiens’ board of directors approved the investment).

E.
In 2008 Matrix purchased all the shares of TACT Computers and Systems Ltd. ("TACT") for aggregate consideration $12.5 million. In 2009, Matrix paid to the sellers an additional and final consideration of approximately $6.4 million.

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

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

b.
The following unaudited pro forma summary presents information as if the acquisition of TACT had occurred as of January 1, 2008 and as of January 1, 2007. The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, not is it necessarily indicative of future results of operations of the consolidated entity.

	Year ended December 31.
	2008	2007
	(In thousands, except per share data)
	(Unaudited)

Revenues	515,278	442,532
Income from continuing operation	11,592	11,315
Earning per share - basic	0.88	0.85
Earning per share - diluted	0.88	0.84

F.
In October 2009 the company completed the sale of our entire 100% shareholdings in our subsidiary NextSource, for aggregate consideration of approximately $12 million, of which $8 million was paid in cash and the remainder through the release of $4 million bank deposits that were previously pledged in favor of banks to secure obligations of NextSource

This gain is presented in the income statement as income from discontinued operation.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Short-term Investments:

A.	Composition:

	Interest rate
	December 31,	December 31,
	2009	2009	2008
	%	(U.S. $ in thousands)

Trading securities		40,491	40,148
Available-for-sale securities		3,680	3,759
Short-term deposits	0.96-5.72	13,838	1,810
Total		58,009	45,717

B.	The following is a summary of marketable securities which are classified as available-for-sale:

	December 31,
	2009			2008
	(U.S. $ in thousands)
	Amortized cost	Unrealized gains	Market value	Amortized costs	Unrealized gains	Market value
Available-for-sale:
Government debentures	407	37	444	952	59	1,011
Commercial debentures	2,888	175	3,063	2,596	34	2,630
Equity funds	118	55	173	118	-	118
Total available-for-sale marketable securities	3,413	267	3,680	3,666	93	3,759

In 2009 and 2008, the Company recorded proceeds from sales of marketable securities on the amount of $406 thousand and $1,809 thousand respectively and related gains of $22 thousand and $80 thousand in financial income, net respectively.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Short-term Investments (Cont.):

B.	The following is a summary of marketable securities which are classified as available-for-sale:

In 2009 and 2008, the Company recorded impairment charges in the amount of $0 and $130 thousand respectively.

The estimated fair value of available-for-sale investments as of December 31, 2009 and as of December 31, 2008 by contractual maturity, are as follows:

	December 31,
	2009		2008
	(U.S. $ in Thousands)
	Cost	Market value	Cost	Market value
Available-for-sale debt securities:
Matures in one year	805	889	1,750	1,746
Matures in two to five years	2,490	2,618	1,221	1,262
Matures in more than five years	-	-	577	633
	3,295	3,507	3,548	3,641

Note 4 - Fair value measurement:

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1:      Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:      Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:       Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The fair value of the liabilities is approximately the presented value.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Fair value measurement (Cont.):

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of December 31, 2009 and 2008:

	Fair value measurements using input type December 31, 2009
	Level 1	Level 2	Level 3	Total

Cash equivalents	$31,949	-	-	$31,949
Short-term deposits	13,838	-	-	13,838
Marketable securities:
Shares	868	-	-	868
Government and corporate debentures	40,262	2,868	-	43,130
Derivative	-	2,302		2,302
Equity Fund	173	-	-	173
Available for sale- long term (*)	401	2,500	4,480	7,381
Total Financials Assets	$87,491	7,670	4,480	$99,641

	Fair value measurements using input type December 31, 2008
	Level 1	Level 2	Level 3	Total

Cash equivalents	$33,632			$33,632
Short-term deposits	1,810	-	-	1,810
Marketable securities:
Trustee funds	169	-	-	169
Shares	1,665	-	-	1,664
Government and corporate debentures	41,956	-	-	41,956
Equity Fund	118	-	-	118
Available for sale- long term (*)	441	2,500	5,000	7,941
Total Financials Assets	$79,790	2,500	5,000	$87,290

Derivative		526		526
Embedded derivatives	-	900	-	900
Total Financials Liabilities	$-	$1,426	$-	$1,426

(*)
The available for sale securities with unquoted prices fair value was determined by a valuation. The fair value was based on a trinomial discount model employing assumptions that market participants would use in their estimates of fair value.

The assumptions included, among others, the following: the underlying structure of the security, the financial standing of the issuer, stated maturities, estimates of the probability of the issue being called at par prior to final maturity, estimates of the probability of defaults and recoveries, auctions failure and successful auction or repurchase at par for each period, expected changes in interest rates paid on the securities, interest rates paid on similar instruments, and an estimated illiquidity discount due to extended redemption periods. Finally, the present value of the future principal and interest payments was discounted at rates considered to reflect current market conditions for each security (See Note 5).

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Fair value measurement (Cont.):

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs.

	December 31,
	2009	2008
	U.S. $ in thousands

Carrying value as of January 1	5,000	5,000

Net changes in fair value	(250)	-
Impairment:
Impairment to credit loss	(143)	-
Impairment to non-credit loss	(127)	-

Carrying value as of December 31	4,480	5,000

Note 5 - Long term Investments:

Composition:

			December 31,
	Interest rate	Linkage	2009	2008
	%	basis	(U.S. $ in thousands)

Cost of shares (1)			417	1,342
Long-term prepaid expenses			1,822	883

Loans	3%	Yen	61	-
Restricted deposit	-	Dollar	400	400
Available for sale marketable securities (2)	1.29-1.732	Dollar	7,381	7,941
Deposit	-	Dollar	190	4,475
Deposit	3.6	CPI	49	1,244
Other			3	-
			8,084	14,060
Total			10,323	16,285

(1)
The investment is accounted for a cost basis in accordance with ASC 323-1. In 2009 and 2008 impairment losses on cost investments have been identified in the amount of $59 and $ 502 thousand respectively.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Long term Investments (Cont.)

(2)
Mainly available for sale securities' interest rates that are reset through a “Dutch” auction each month. The monthly auctions historically have provided a liquid market for these securities. With the liquidity issues experienced in global credit and capital markets, the available for sale securities have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders.

In 2009, while the Company continues to earn interest on the available for sale at the contractual rates, their estimated market value no longer approximates par value. As there was insufficient observable market information available to determine the fair value of most of the available for sale, their fair value was determined based on a valuation (See Note 4).

Note 6 - Investments in Affiliates:

Following are details relating to the financial position and results of operations of affiliates in the aggregate:

	December 31,
	2009	2008
	(U.S. $ in thousands)

Total assets	9,747	12,096

Total liabilities	1,733	2,435

Net loss	(972)	(774)

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Property, Plants and Equipment, net:

Composition:

	December 31,
	2009	2008
	(U.S. $ in thousands)
Cost:
Computers and equipment	43,735	45,861
Motor vehicles	572	840
Buildings	3,210	9,674
Leasehold improvements	6,057	6,769
	53,574	63,144
Accumulated Depreciation:
Computers and equipment	37,476	38,394
Motor vehicles	412	611
Buildings	1,493	4,500
Leasehold improvements	4,204	4,630
	43,585	48,135
Depreciated balance	9,989	15,009

Depreciation expenses totaled $4.0 million, $4.6 million and $4.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

In December 2009, Magic sold and leased back its Israel-based headquarters' office building for consideration of $ 5,200, of which $ 4,900 was received in December 2009. As a result of the sale, the Company's subsidiary recorded a net gain of approximately $ 1,960. Magic has an option to terminate the lease agreement upon six months prior written notice, commencing six months from the date of its sale. See Note 13 with respect to pledges.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Goodwill:

The changes in the carrying amount of goodwill for the year ended December 31, 2009 and 2008 are as follows:

U.S. $ in thousands

Balance as of January 1,2008	117,581
Acquisition of additional interest in subsidiaries	2,718
Realization and decrease in shareholding percentage	(216)
Acquisition of newly-consolidated subsidiaries	21,140
Foreign currency translation adjustments	696
Balance as of December 31, 2008	141,919
Additions due to past contingent consideration acquisition of additional interest in subsidiaries	2,773
Foreign currency translation adjustments	629
Balance as of December 31, 2009	145,321

Note 9 - Other Assets, Net:

Composition:
	December 31,
	2009	2008
	(U.S. $ in thousands)
A. Original amounts:
Capitalized software development costs	84,205	76,835
Other intangibles	18,352	19,237
Deferred tax asset	9,499	13,218
	112,056	109,290
Accumulated amortization:
Capitalized software development costs	59,604	50,722
Other intangibles	12,435	12,686
	72,039	63,408
Total	40,017	45,882

B.
Amortized expenses totaled $ 9.8 million, $8.1 million and $7.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. As for impairments of software development cost, see Note 1L.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Other Assets, Net (Cont.):

C.	Estimated intangible assets amortization for the years ended:

December 31,	(U.S. $ in thousands)

2010	10,237
2011	7,931
2012	5,333
2013	4,303
2014	1,546
2015 and thereafter	749
Total	30,099

Note 10 - Liabilities to Banks and Others:

A.	Composition:

	December 31, 2009	Linkage basis	Long-term liabilities	Current maturities	Total long-term liabilities net of current maturities	Total long-term liabilities net of current maturities
	Interest rate		December 31, 2009			December 31, 2008
	%		(U.S. $ in thousands)			(U.S. $ in thousands)

	3-6	NIS	15,350	6,820	8,530	15,383
	1.47	Other	15	-	15	197
		Lease	31	20	11	122
		Derivatives*	-	-	-	526
		Put option	-	-	-	412
Total			15,396	6,840	8,556	16,640

*	See Note 16.A.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Liabilities to Banks and Others (Cont.):

B.	Maturity Dates:

	December 31,
	2009	2008
	(U.S. $ in thousands)

First year (current maturities)	6,840	8,133
Second year	5,940	6,906
Third year	2,616	5,958
Fourth year	-	2,838
Total	15,396	23,835

C.	For details of liens, guarantees and credit facilities see Note 13.

Note 11 - Debentures:

A.	Comprised as follows:

			December 31,
	Linkage	Interest rate	2009	2008
			(U.S. $ in thousands)

Non-Convertible Debentures	CPI	5.15%	58,557	56,004
Convertible Debenture:
Par value	Dollar	6.0%	-	5,637
Embedded derivatives, net			-	1,110
Deemed discount, net			-	(312)
			58,557	62,439
Less - debentures purchased by one of the Company's subsidiaries			-	(1,278)
Less - current maturities of debentures			(14,639)	(5,157)
Total			43,918	56,004

*)	Amortization of the deemed discount and the changes in the fair value of embedded derivatives charged to expenses were $459 thousand and $308 thousand for 2009 and 2008, respectively.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Debentures (Cont.):

B.	Non-convertible debentures:

The non-convertible debentures were issued by Matrix in August 2007 for an aggregate amount of NIS 250 million (approximately $ 62,000 thousands).

The debentures bear interest at an annual rate of 5.15%. The principal will be paid in four equal annual installments on December 31 of each of the years 2010 through 2013. The principal and interest are linked to the Israeli CPI. On February 21, 2008, Matrix listed the debentures for trading on the TASE.

In 2008, Matrix repurchased debentures value, amounting to $12.6 million of the outstanding debentures. As a result, a $ 500 thousands was recorded as a gain on repurchase of debentures.

C.	Convertible debentures:

During December 2003, Sapiens completed an offering of securities on the Tel-Aviv Stock Exchange ("TASE") in Israel, resulting in gross proceeds of NIS 75.2 million (approximately $ 17.1 million). The price per unit was NIS 752 (approximately $ 171.1) with 100,000 units sold. Each of the units consists of 800 debentures (series A), two options (series A) exercisable into debentures (series A) and six warrants (series 1) exercisable into Common shares of Sapiens.

The debentures (series A) were linked to the U.S. dollar with a floor exchange rate of NIS 4.394 to the dollar, and bear annual interest at the rate of 6.0%, payable twice a year commencing on June 5, 2004 and ending on December 5, 2009. Principal is payable in four installments on December 5 of the years 2006-2009. The debentures (series A) were convertible into Common shares at a conversion rate of one Common share per each NIS 27 (approximately $ 6.14) amount of the debentures, linked to the NIS/dollar exchange rate, with a floor exchange rate of NIS 4.394 to the dollar.

Each option (series A) was exercisable into 100 debentures (series A) no later than March 3, 2004 at an exercise price of NIS 96 (approximately $ 21.85), of which 179,663 options (series A) were exercised into debentures (series A) in 2004, with a total exercise price of approximately $ 3,800 thousands. 105,225 of the options (series A) were exercised by one of the Company's subsidiaries in Israel. The remaining options expired. All the warrants (series 1) that were exercisable into Common shares of Sapiens expired on November 21, 2007, without being exercised.

The debentures (series A), options (series A) and warrants (series 1) were, traded on TASE only.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Debentures (Cont.):

D.	Convertible debentures (Cont.):

The conversion feature and the floor rate to the dollar payments were evaluated and determined under ASC 815 to have characteristics of liabilities and therefore, accounted for as derivative liabilities. Each reporting period, these derivative liabilities were marked to fair value with the non-cash gain or loss recorded in the period. At December 31, 2009 and 2008, the aggregate derivative liabilities were $ 0 and $ 900, respectively classified on the balance sheet as "convertible debentures". The valuation of the embedded derivatives was determined by the Black and Scholes model and the Lattice model.

During the years 2009, 2008 and 2007, the Company re-purchased an aggregate amount of NIS 1,600, NIS 7,600 and NIS 15,000 thousands nominal value, respectively, representing $ 400, $ 2,090 and $ 3,500 thousands of the outstanding debentures (series A) that were retired and removed from circulation on the TASE.

On December 5, 2009, the Company repaid the fourth and final payment of the principal of the debentures (series A).

As of December 31, 2009 and 2008, the net balance of the convertible debt was $ 0 and $ 5,380, respectively. Amortization of the deemed discount and the changes in the fair value of the embedded derivatives charged to expenses were $ 459 and $ 308 thousands for 2009 and 2008, respectively. The debt issuance expenses, which were classified as other assets, and the deemed discount, are amortized over the term of the debentures (series A), using the effective interest rate method.

Note 12 - Employee Option Plans:

A.
In March 2008, Formula's shareholders approved the adoption of Formula’s 2008 Employee and Office Holders Share Option Plan, referred to as "the plan". Pursuant to the plan, the company may grant from time to time to the company and its subsidiaries’ employees and officers holders (which are not Formula’s controlling shareholders) options to purchase up to 400,000 ordinary shares of Formula. The plan is administered by the Company's board of directors or by an option committee to be appointed by the board.  The plan provides that options may be granted, from time to time, to such grantees to be determined by the board or the option committee, at an exercise price and under such terms to be determined at their sole and absolute discretion. Options may be granted under the plan through January 2018.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Employee Option Plans (Cont.):

In January 2009, Formula granted to the CEO, in connection with his new service agreement, options to purchase 396,000 ordinary shares. These options vest over a three-year period, commencing on December 17, 2008, on a quarterly basis. The exercise price of the options is NIS 0.01 per share. The options shall expire six years of the date of grant. These options are amortized in accordance to the group's options amortization methodology. In April 2010 the CEO exercised all the options to shares.

The fair value of the options shares are the fair value of the shares at the grant date, $926 thousands ($2.34 per share).

B.	The Company's subsidiaries granted options to their employees to purchase shares in the respective companies.

The options were mainly granted during the years 1999-2009. In general, the options expire 7-10 years after grant. Most of the options were granted as part of plans that were adopted in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance, which stipulate, inter alia, that the subsidiaries will be able to claim the benefit that was charged to the employees as an expense for tax purposes, if and when the employees become liable for tax on the benefit mentioned above. For further information with respect to expenses relating to the benefit to the employees, and additional disclosure required by ASC 718, see Note 1.W.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Employee Option Plans (Cont.):

The following table is a summary of the status of option plans in Magic as of December 31, 2009, 2008 and 2007:

	Year ended December 31, 2009			Year ended December 31, 2008			Year ended December 31, 2007
	Number of Options	Weighted Average Exercise Price	Weighted Average remaining contractual term	Number of Options	Weighted Average Exercise Price	Weighted Average remaining contractual term	Number of Options	Weighted Average Exercise Price
		$	Years		$	Years		$
Options outstanding at the beginning of the year	2,390,045	2.31		3,673,528	2.22		2,352,632	2.52
Granted	350,000	0.88		145,000	1.12		1,773,332	1.78
Exercised	(42,546)	1.36		(351,830)	0.65		(218,205)	1.18
Forfeited	(770,300)	1.79		(1,076,653)	2.35		(234,231)	2.98
Outstanding at the end of the year	1,927,199	2.28	5.51	2,390,045	2.31	6.4	3,673,528	2.22

Vested and expected to vest at the end of the year	1,881,429	2.31	5.43	2,113,510	2.37	6.07	3,489,741	2.21
Exercisable at the end of the year	1,512,823	2.56	4.66	1,581,051	2.53	5.12	2,407,532	2.22
Weighted average fair value of options granted during the year *		0.87			0.68			1.31

*
The fair value of each option granted is estimated on the date of grant, using the binomial model for the years 2009, 2008 and 2007 with the following weighted-average assumptions for each of the three years in the period ended December 31, 2009, 2008 and 2007: expected volatility of 63%, of 56%-65%, and 51%-73%, respectively; risk-free interest rates of 2.73-3.7%, 1.83% and 3.46-5.05% respectively; dividend yields of 0% for each year, and a weighted average expected life of the option of 2.35-3 years, 2.48-3  years and 2.48-3  years, respectively. The weighted-average grant-date fair value of options granted during the twelve months period ended December 31, 2009, 2008 and 2007 were $ 0.87, $ 0.68 and $ 1.31, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount is changed based on the fair market value of Magic shares. Total intrinsic value of options exercised for the twelve months ended December 31, 2007, 2008 and 2009 were $ 168, $ 383 and $ 26 thousands respectively. As of December 31, 2009, there was a $ 163 thousands of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under Magic stock option plans. This cost is expected to be recognized over a period of approximately 3 years.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Employee Option Plans (Cont.):

The following is a summary of the status of option plans in Matrix as of December 31, 2009, 2008 and 2007 and changes during the years then ended:

	Year ended December 31, 2009			Year ended December 31, 2008		Year ended December 31, 2007
	Number of Options	Weighted Average Exercise Price	Weighted Average remaining contractual term	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$	Years		$		$
Options outstanding at the beginning of the year	2,779,252	3.16		2,967,981	3.08	2,949,291	1.625
Granted	-	-		200,000	2.93	2,050,000	3.437
Exercised	(528,681)	1.75		(271,525)	1.88	(1,995,730)	1.68
Forfeited	(79,108)	1.81		(117,204)	3.56	(35,580)	1.564
Outstanding at the end of the year	2,171,463	3.29	2	2,779,252	3.16	2,967,981	3.08

Vested and expected to vest at the end of the year	2,171,463	3.29	2	2,779,252	3.16	2,967,981	3.08

Exercisable at the end of the year	1,506,844	3.25	1.05	929,252	1.81	1,275,516	1.72
Weighted average fair value of options granted during the year *		-			0.87		1.3

*
The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants: expected volatility: 2008 -24%-31%; 2007- 24%-25%; risk-free interest rate (in NIS terms) of 2008 - 4.3%-5.3%; 2007 - 5.3%-5.5%, dividend yields of 50% for each year and expected life: 3-3.5 years. The aggregate intrinsic value of the vested and expected to vest options for December 31, 2009, 2008 and 2007 were $ 3,280, $ 27 and $ 3,045 thousands, respectively. Total intrinsic value of options exercised for the twelve months ended December 31, 2009, 2008 and 2007 were $ 654, $ 477 and $ 2,508 thousands, respectively.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Employee Option Plans (Cont.):

The following is a summary of the status of options plans in Sapiens as of December 31, 2009, 2008 and 2007 and changes during the years then ended:

	Year ended			Year ended		Year ended
	December 31, 2009			December 31, 2008		December 31, 2007
	Number of options	Weighted Average Exercise Price	Weighted Average remaining contractual term	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
		$	Years		$		$
Options outstanding at the beginning of the year	2,698,350	3.45	6.37	2,825,900	4.01	2,441,050	4.68
Changes during the year:
Granted	286,012	1.24	5.42	244,000	1.76	691,000	2.39
Exercised	-	-	-	(50,000)	1.74	(29,569)	2.35
Forfeited	(677,399)	4.24	5.14	(321,550)	7.59	(276,581)	5.53
Options outstanding at the end of the year	2,306,963	2.16	5.23	2,698,350	3.45	2,825,900	4.01
Vested and expected to vest at the end of the year	2,276,720	2.17	5.23	2,571,450	3.51	2,721,650	4.02
Options exercisable at year-end	1,702,103	2.44	5.21	1,852,350	3.99	2,130,900	4.58
Weighted-average fair value of options granted during the year*		0.59			0.64		1.38

*
The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumption: expected volatility: 2009- 90%-93%, 2008 - 78%, 2007 - 89%, risk-free interest rate 2009 – 1.79%-2.46%, 2008 – 2.95%, 2007 – 4.2% dividend yield of 0% for all years and expected life: 2009 - 4.25 years, 2008 - 4.25 year and 2007 - 6.25 years. The aggregate intrinsic value is the difference between Sapiens closing stock price on the last trading day of the fiscal year 2009 and the exercise price, multiplied by the number of in-the-money options that would have been received by the option holders had all option holders exercised their options on December 31, 2009. These aggregate intrinsic value changes based on the fair market value of Sapiens shares.

The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $0, $96,500, $17,666, respectively. Compensation expense recognized amounted to $259, $165 and $115 thousands for the years ended December 31, 2009, 2008 and 2007, respectively.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Employee Option Plans (Cont.):

As of December 31, 2009, there was a $477 thousands of total unrecognized compensation cost related to non-vested options granted under the Plan and the Special Plan, which is expected to be recognized over a period of up to four years.

In April 2009, Sapiens's Board of Directors approved a re-pricing of some of Sapiens's stock options held by Sapiens's management. Since there was no incremental value as a result of the modification, no additional expense was recorded in respect of the re-pricing of the respective options.

Note 13 - Commitments and Contingencies:

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

The balance of the contingent liability in respect of the aforesaid amounted to approximately $6.7 million as of December 31, 2009.

B.	Liens:

1.	Formula has liens on its portion of shareholdings in its subsidiaries in favor of the Bank.

2.	Some of the subsidiaries have liens on leased vehicles, leased equipment and other assets in favor of the leasing companies.

C.	Guarantees:

1.
Subsidiaries have provided bank guarantees aggregating to approximately $13.2 million as security for the performance of various contracts with customers. If the subsidiaries were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

2.
Subsidiaries have provided bank guarantees aggregating to $2.9 million as security for rent to be paid for their offices. If the subsidiaries were to breach certain terms of their lease, the leaser could demand that the banks providing the guarantees pay amounts claimed to be due.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Commitments and Contingencies (Cont.):

D.	Others:

Accordance with credit facilities agreements of subsidiaries, with various banks, the subsidiaries committed to the following:

a.	To maintain certain financial ratios. The Company meets its financial ratios.

b.	Not to grant a security interest in all or substantially all of their respective assets.

E.	Legal Proceedings:

In August 2009, a software company filed a lawsuit in arbitration against Magic claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in the amount of NIS 51,794 thousand (approximately $ 13,720). Based on Magic legal advisors opinion and management estimates that the likelihood that the claim will be accepted by the arbitrator is less than probable; therefore, no provision has been made for the lawsuit.

In addition material lawsuits have been placed against the Company subsidiaries in the ordinary course of business.  The Company followed ASC 450 "Contingencies" and recorded provision where it was appropriate.

F.	Lease Commitments:

The following are details of the future minimum lease commitments of office equipment, office space and motor vehicles under non-cancelable operating leases as of December 31, 2009:

U.S. $ in thousands

2010	20,331
2011	11,205
2012	7,057
2013	4,122
2014 and thereafter	198
42,913

Rent expenses for the years 2009, 2008 and 2007, were approximately $14 million, $15.6 million and $23.7 million, respectively.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Equity:

A.	Share Capital Authorized, Issued and Outstanding:

	December 31, 2009			December 31, 2008
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding

Ordinary shares, NIS 1 par value each	25,000,000	13,224,780	13,200,000	25,000,000	13,224,780	13,200,000

1.	Formula's shares are traded in the TASE and its ADS, each representing one ordinary share of NIS 1 par value, on the NASDAQ.

2.	Formula hold 24,780 of its ordinary shares.

3	In 2008, the Company paid dividend of approximately $10 million and declared on dividend of approximately $30 million which paid in January 2009.

4.	For Employee and Office Holders Share Option Plan see Note 12.

Note 15 - Income Taxes:

A.	Tax Laws in Israel:

1.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter - the "Law"):

Some operations of certain subsidiaries have been granted the status of an “Approved Enterprise” which was granted under the Law before April 1, 2005. According to the provisions of the Law, the subsidiaries have elected the “alternative benefits” program and as such are entitled to tax exemption of two to four years and to a reduced tax rate of 10%-25% depending on the level of foreign investment in the technologies. The benefits commence with the date on which taxable income is first earned. The period of tax benefits detailed above is subject to a limit of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above Law, regulations published thereafter and the certificates of approval for the specific investments in an “Approved Enterprise”. In the event of failure to comply with these conditions, the benefits may be canceled and the subsidiaries may be required to refund the amount of the benefits, in whole or in part, including interest.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Income Taxes (Cont.):

A.	Tax Laws in Israel (Cont.):

1.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter - the "Law") (cont.):

The tax-exempt income attributable to an “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If this net retained tax-exempt income is distributed  the Company,  would be taxed at the corporate tax rate applicable to such income as if the Company had not elected the alternative tax benefits (currently 25% of the gross dividend).

The Company does not anticipate paying dividends in the foreseeable future. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company’s “Approved Enterprises”.

Income from sources other than the “Approved Enterprise” during the period of benefits will be taxable at general corporate tax rates.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be beneficial by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the beneficial Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits

2.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Some subsidiaries currently qualify as an “Industrial Company” as defined by this law, and as such are entitled to certain tax benefits including, inter alia accelerated, depreciation as stipulated by regulations published under the Inflationary Adjustments Law and the right to deduct, for tax purposes, over a period of 3 years.

3.	Tax Rates Applicable to Income in Israel:

Until 2008, results for Israeli tax purposes were measured on a real basis as adjusted for the increase in CPI. In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes have been measured in nominal values, excluding certain adjustments for changes in the CPI carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions.

Note 15 - Income Taxes (Cont.):

A.	Tax Laws in Israel (Cont.):

3.	Tax Rates Applicable to Income in Israel (cont.):

The general corporate tax rate in Israel in 2009 was 26%. The corporate tax rate is to be reduced in 2010 and to 25%. On July 23, 2009, the Israel Economic Efficiency Law (Legislation Amendments for Applying the Economic Plan for 2009 and 2010), 2009 (hereinafter – the 2009 Amendment), became effective, stipulating, among other things, an additional gradual decrease in tax rates in 2011 and thereafter, as follows: 2011-24%, 2012-23%, 2013-22%, 2014-21%, 2015-20% and 2016 and thereafter-18%.

B.	Subsidiaries outside Israel:

Subsidiaries that are not Israeli residents are taxed in the countries in which they resident, according to the tax laws in those countries.

C.	Cumulative Tax Losses:

The Company and its subsidiaries have cumulative losses for tax purposes as of December 31, 2009 totaling approximately $158.9 million, of which $139.2 million is in respect of companies in Israel (December 31, 2008 - $173.7 million), and approximately $19.7 million in respect of companies abroad (December 31, 2008 - $36.5 million). The likelihood of the utilization of the majority of these losses in the future is not more likely than not inter alia, due to the fact that the Company's capital losses can be deductible only against capital gains which are not predictable by their nature.

Therefore, the Company recorded a valuation allowance with respect to the attributable to these losses carried forward.

D.	Income Tax Assessments:

In 2007, the Company paid approximately $250 thousands, as taxes for the years 2001-2004, after reaching an agreement with the Israeli tax authorities for those years. In addition the Company has closed years to tax as result of tax assessment until 2007

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Income Taxes (Cont.):

E.	Deferred Taxes:

1.	Composition:

	December 31,
	2009	2008
	(U.S. $ in thousands)

Net operating losses carried forward	38,663	54,461
Software development costs	(682)	(892)
Allowances and reserves	1,688	3,426
Adjustments to cash basis in subsidiary	(2,907)	(4,272)
	36,762	52,723
Valuation allowance	(25,735)	(41,031)
Total	11,027	11,692

2.	Presentation in balance sheets:

	December 31,
	2009	2008
	(U.S. $ in thousands)

Stated in current assets	3,735	2,976
Stated in other assets	9,499	13,218
Stated in long term liabilities	(2,207)	(4,502)
Total (included in balance sheets)	11,027	11,692

F.	Income before Taxes on Income:

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in thousands)

Domestic	24,762	17,900	15,452
Foreign	12,030	7,728	7,482
Total	36,792	25,628	22,934

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Income Taxes (Cont.):

G.	Income taxes Included in Statements of Operations:

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in thousands)
Current taxes:
In Israel	6,884	4,803	3,767
Abroad	819	1,264	650
	7,703	6,067	4,417
Income Taxes adjustments in Israel in respect of prior years	118	(907)	(468)
Deferred taxes, net	484	(1,881)	(2,058)
Total	8,305	3,279	1,891

Note 15 - Income Taxes (Cont.):

H.	Theoretical Tax:

The following is reconciliation between the theoretical tax expense, assuming that all income was taxed at statutory tax rates, and the actual income tax expense, as recorded in the statement of operations:

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in thousands)

Income before income taxes, as per the statement of operations	36,792	25,628	22,934
Statutory tax rate in Israel	26%	27%	29%
Theoretical tax expense	9,566	6,920	6,651
Reconciliation:
Non-deductible expenses	441	193	705
Tax-exempt income ,change in tax rate and reduced tax rates in companies which have Approved Enterprises	425	8	173
Current losses (utilization of losses) and temporary differences for which deferred taxes were not recorded, net	627	(3,034)	(4,364)
Prior year losses and temporary differences for which deferred taxes were recorded, net	(2,979)	-	-
Write off of deferred taxes and tax advances	-	-	885
Taxes in respect of previous years	118	(907)	(468)
Effect of the Inflationary Adjustments Law	-	-	(1,726)
Other	107	99	35
Income taxes as per the statement of operations	8,305	3,279	1,891
Effective tax rate - in %	22.6%	12.8%	8.2%

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Income Taxes (Cont.):

I.	Uncertain tax positions:

The Company and its subsidiaries adopted the provisions of ASC 740 on January 1, 2007. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with ASC 740 and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits in the Company's subsidiaries is as follows:

(U.S. $ in thousands)

Balance as of January 1, 2007	830
Increases related to current year tax positions	50
Settlements	(150)
Balance as of December 31, 2007	730
Increases related to current year tax positions	4
Increase related to prior tax positions	22
Balance as of December 31, 2008	756
Reductions related to settlement of tax matters	(229)
Increase related to prior tax positions	10
Addition of interest related to the unrecognized tax liabilities from previous years	142
Balance as of December 31, 2009	679

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 16 - Supplementary Financial Statement Information:

Balance Sheet:

A.	Other Current Assets:

Composition:

	December 31,
	2009	2008
	(U.S. $ in thousands)

Government departments	5,726	2,935
Employees (1)	355	408
Prepaid expenses and advances to suppliers	7,544	7,522
Deferred taxes	3,735	2,976
Debtors from a sale of fixed assets	1,306	-
Derivatives (2)	2,292	-
Other	1,491	1,584
Total	22,449	15,425

(1)	Some of these balances are linked to the CPI, and bear interest at an annual rate of 4%.

(2)	Matrix has two SWAP agreements, both lasts until the year of 2010. Matrix does not apply hedge accounting. The agreements are:

In September 2009, Matrix engaged in a SWAP agreement for the sale of the initial agreement regarding the NIS 200,000 thousands (approximately $52,980 thousands as of December 31, 2009). According to the agreement which lasts until December 2010, Matrix has committed to sale CPI for a fixed rate of 3% for the whole period. The related transactions were fixing the fair value of the derivative as of the transaction day.  As of December 31, 2009, the fair value of the derivative is a $335 thousands asset.

In December 2008 Matrix entered into a SWAP agreement with Bank Le'umi for NIS 200,000 thousands (approximately $52,980 thousands as of December 31, 2009). According to the agreement which lasts until December 2010, Matrix has committed to buy CPI for a fixes rate of 1.712% for the whole period. As of December 31, 2008, the fair value of the derivative was a $260 thousands liability. As of December 31, 2009, the fair value of this derivative is a $1,957 thousands asset.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 16 - Supplementary Financial Statement Information (Cont):

A.	Other Current Assets (Cont.):

In 2009, 2008 and 2007, Sapiens entered into put option contracts in the amount of $ 5,800, $ 10,800 and $ 2,500 thousands, respectively that converted a portion of its floating currency liabilities to a fixed rate basis for a six month period thus reducing the impact of the currency changes on the subsidiary's cash flow. The agreements were settled in 2009, 2008 and 2007, resulting in a total gain of $ 135, $ 106 and $ 158 thousands, respectively, presented in the statements of operations as financial income.

In 2009, 2008 and 2007, Sapiens entered into put option contracts in the amount of $ 5,800, $ 10,800 and $ 2,500 thousands, respectively that converted a portion of its floating currency liabilities to a fixed rate basis for a six month period thus reducing the impact of the currency changes on the subsidiary's cash flow. The agreements were settled in 2009, 2008 and 2007, resulting in a total gain of $ 135, $ 106 and $ 158 thousands, respectively, presented in the statements of operations as financial income.

As of December 31, 2009 the fair values of the Magic's forward contracts were $10 thousands. The Company measured the fair value of the contracts in accordance with ASC 820. Gain recognized in the statement of income during 2009 was $90 cash flow hedging and $38 thousands non designated hedging. An additional $5 thousands was recognized in other then Comprehensive Income.

B.	Liabilities to Banks:

Composition:

	December 31,		December 31,
	2009		2009	2008
	Interest rate	Linkage	(U.S. $ in thousands)
	%	basis

Bank overdraft	3%-6.25%	Unlinked	36	190
Short-term bank loans	P+1.6%	Unlinked	3,179	158
Current maturities of long-term loans from banks			6,840	8,133
Total			10,055	8,481

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 16 - Supplementary Financial Statement Information (Cont.):

C.	Other Accounts Payable:

Composition:

	December 31,
	2009	2008
	(U.S. $ in thousands)

Employees and other wage and salary related liabilities	30,787	30,840
Government institutions	12,558	8,199
Deferred income and customer advances	30,838	25,454
Accrued expenses and other current liabilities (*)	16,741	10,759
Total	90,924	75,252

(*)	As of December 31, 2009 accrued expenses include dividend to non-controlling interests in amount of $ 6,694.

D.	Financial Expenses, Net:

Composition:

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in thousands)

Financing income	4,160	8,951	6,898
Financing costs related to long-term debt	(5,982)	(8,781)	(6,604)
Financing costs related to short-term credit and others	(2,590)	(4,597)	(3,083)
Gain (loss) from marketable securities, net.(1) (2)	4,181	(1,481)	(830)
Total	(231)	(5,908)	(3,619)

(1)	Includes gains (losses) from trading securities still held by the company for the years 2009, 2008 and 2007 in the amounts of $1,362, $(1,530) and $(202) thousands respectively.

(2)	Includes impairment of available for sale marketable securities for the year 2009 in amount of $143 thousands due to credit loss (see Note 4).

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 16 - Supplementary Financial Statement Information (Cont.):

E.	Other Expenses, Net:

Composition:

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in thousands)

Gain (Loss) on sale of fixed assets, net	247	341	(7)
Impairment of fixed assets	-	-	(137)
Impairment in value of cost based investment	(59)	(502)	(512)
Other	(492)	(419)	(94)
Total	(304)	(580)	(750)

F.	Operating Segments:

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

The Group provides these IT services across the full system development lifecycle, including the definition of business requirements, system analysis, technical specifications, coding, testing, training, implementation and maintenance.  The Group performs its projects on-site or at its own facilities.

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

The following is a list of the companies included in each operating segment, as of December 31, 2009:

Software Services:

Matrix

Proprietary Software Products:

Magic

Sapiens

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - Supplementary Financial Statement Information (Cont.):

G.	Operating Segments (Cont.):

The Company evaluates the performances of each segment, software services and proprietary software products, based on operating income/loss. Headquarters and finance expenses are allocated proportionally between the segments:

	Software Services (*)	Proprietary Software Products	Total
	(U.S. $ in thousands)
Revenues:
2009	368,345	101,045	469,390
2008	397,790	105,453	503,243
2007	313,901	100,823	414,724

Inter-segment sales:
2009	153	3	156
2008	135	61	196
2007	-	-	-

Operating income :
2009	26,318	11,009	37,327
2008	26,082	6,371	32,453
2007	23,563	1,701	25,264

Financial income (expenses):
2009	377	(608)	(231)
2008	(4,648)	(1,260)	(5,908)
2007	(1,246)	(2,373)	(3,619)

Net income from continuing operations:
2009	8,197	6,001	14,198
2008	9,190	2,124	11,314
2007	9,635	1,088	10,723

(*) Adjusted for the discontinued presentation of NextSource.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - Supplementary Financial Statement Information (Cont.):

G.	Operating Segments (Cont.):

	Software Services (*)	Proprietary Software Products	Total
	(U.S. $ in thousands)
Identifiable assets including goodwill:
2009	370,206	152,637	522,843
2008	359,648	147,304	506,952

Identifiable liabilities:
2009	148,641	53,154	201,795
2008	147,234	36,528	183,762

Depreciation and amortization:
2009	3,568	10,239	13,807
2008	3,646	8,771	12,417
2007	3,706	5,160	8,866

Investments in segment assets:
2009	1,799	906	2,705
2008	2,481	1,507	3,988
2007	2,468	959	3,427

(*) Adjusted for the discontinued presentation of NextSource

Reconciliation between the data on income from the operating segments and the data in the consolidated financial statements:

	2009	2008	2007
	(U.S. $ in thousands)
Revenues:
Revenues as above	469,546	503,439	414,724
Less inter-segment transactions	(156)	(196)	-
Revenues as per statements of operations	469,390	503,243	414,724

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - Supplementary Financial Statement Information (Cont.):

G.	Operating Segments (Cont.):

	2009	2008
	(U.S. $ in thousands)
Identifiable assets:
Total assets of operating segments	522,843	506,952
Assets not identifiable to a particular segment	64,753	77,996
Elimination of inter-segment assets and other	(21,184)	(15,940)
Total assets from continuing operations as per consolidated balance sheets	566,412	596,008
Identifiable liabilities:
Total liabilities of operating segments	201,795	183,762
Liabilities not identifiable to a particular segment	93,032	129,584
Elimination of inter-segment liabilities and other	(24,016)	(18,997)
Total liabilities from continuing operations as per consolidated balance sheets	270,811	294,349

H.	Geographical Information:

1.	The Company's Long-Lived Assets are as follows:

	December 31,
	2009	2008
	(U.S. $ in thousands)

Israel	8,791	13,344
United States	185	325
Other	1,013	1,340
Total	9,989	15,009

2.	Revenues:

Revenues classified by geographic area:

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in thousands)

Israel	368,230	393,391	319,444
International:
United States	38,862	47,098	41,425
Other	62,298	62,754	53,855
Total	469,390	503,243	414,724

Classification was based on the location of the customers.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - Supplementary Financial Statement Information (Cont.):

I.	Earnings per Share:

The following table presents the computation of basic and diluted net earnings per share of continuing operation:

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in thousands)

Amount for basic earnings per share - income available to shareholders	14,198	11,314	10,723
Effect of dilutive securities of subsidiaries	-	-	(179)
Amount for diluted earnings per share - income available to shareholders	14,198	11,314	10,544

Weighted average shares outstanding
Denominator for basic net earnings per share	13,200	13,200	13,200
Effect of dilutive securities	364	-	-
Denominator for diluted net earnings per share	13,564	13,200	13,200

Basic net earnings per share of continuing operation	1.08	0.84	0.82

Diluted net earnings per share of continuing operation	1.04	0.84	0.8

Note 17 - Discontinued operations:

A.
On June 20, 2007, the Company completed the sale of its entire shareholding in BluePhoenix. BluePhoenix met the definition of a component under ASC 360. Accordingly, the results of operations of BluePhoenix have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition comparative data of the assets and liabilities attributed to the discontinued operations have been reclassified in the balance sheet.

B.
In 2007, Magic disposed of two of its subsidiaries (AAOD and Magic Italy). Both subsidiaries met the definition of a component under ASC 360. Accordingly, the results of operations of these subsidiaries and businesses and the gain resulting from the disposals have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition, comparative data of the assets and liabilities attributed to the discontinued operations have been reclassified in the balance sheet.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - Discontinued operations (Cont.):

C.
On October 22, 2009, the company completed the sale of its entire shareholding in Next source. The results of operations of NextSource have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition comparative data of the assets and liabilities attributed to the discontinued operations have been reclassified in the balance sheet.

D.	The following is the composition from discontinued operations (includes capital gains):

	Year Ended December 31,
	2009	2008	2007
	(U.S. $ in thousands)

Revenues	64,328	87,564	110,341
Cost of revenues	57,996	78,488	81,527
Gross profit	6,332	9,076	28,814
Research and development costs, net	-	-	7,107
Selling, general and administrative expenses	5,647	8,156	15,092
Operating income	685	920	6,615
Financial expenses, net	(55)	(100)	(2,197)
Capital Gains on sale of shareholdings, net	4,284	-	28,950
Income before income taxes	4,914	820	33,368
Taxes on income	36	265	178
	4,878	555	33,190

Equity in losses of affiliates companies, net	-	-	(857)
Net income	4,878	555	32,333

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 18 - Subsequent events:

A.
In April 2010, Formula distributed to its shareholders a cash dividend of $1.47 per share, previously announced in March 2010. The aggregate amount distributed by Formula was approximately $20 million.

B.
In April 2010, Matrix distributed to its shareholders a cash dividend of 0.18 NIS per share, previously announced in March 2010. The aggregate amount distributed by Formula was approximately 10.7 million NIS.

C.
In February 2010, Magic through its U.S. subsidiary, completed the acquisition of the consulting and staffing services business of a U.S-based IT services company, in the aggregate amount of approximately $ 11.8 million in cash, of which $ 6.4 million was paid upon closing and the remaining amount is to be paid over a three year period.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Guy Bernstein	April 29, 2010
	Guy Bernstein	Date

Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

1.1	Memorandum of Association (1)
1.2	Articles of Association as amended on December 28, 2005 (2)
4.1	Form of Letter of Indemnification, dated December 28, 2005 (2)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(3)
8	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Section. 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm*
15.2	Consent of Levy Cohen and Co. *
15.3	Consent of Levy Cohen and Co. *
15.4	Consent of Kost, Forer, Gabbay & Kaiserer *
15.5	Consent of Kost, Forer, Gabbay & Kaiserer*
15.6	Consent of Verstegen accountants en adviseurs*
15.7	Consent of KDA Audit Corporation*
15.8	Consent of Maria Negyessy*
______________
* Filed herewith.

(1)  Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).
(2)  Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2006.
(3)  Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2009.