Form 20-F/A
period 2009-12-31
FORMULA SYSTEMS (1985) LTD
filed 2010-05-10
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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
Tel: 972 3 5389487, Fax: 972 3 5389645
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class Ordinary Shares, NIS 1 par value American Depositary Shares	Name of Each Exchange On Which Registered Tel Aviv Stock Exchange NASDAQ Global Market

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

Yes ☐   No ☒

Explanatory Note

This amendment on Form 20-F/A, referred to as the Amended 20-F, is being filed by Formula Systems (1985) Ltd., referred to as Formula, to amend the annual report on Form 20-F for the fiscal year ended December 31, 2009, filed on April 29, 2010, referred to as the Original 20-F.  This Amended 20-F is being filed solely for the purpose of (i) including the signed report of our independent auditors, which was included in the Original 20-F but was inadvertently unsigned; and (ii) including the reports of auditors of certain of our subsidiaries, which were inadvertently omitted from the Original 20-F.  This Amended 20-F has not been updated to reflect events occurring subsequent to the filing of the Original 20-F.  The filing of this Amended 20-F shall not be deemed an admission that the Original 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith are filed as part of this Amended 20-F, as noted on the pages below:

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2009 and 2008	F-3-F-4
Consolidated Statements of Operations for theYears Ended December 31, 2009, 2008 and 2007	F-5
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2009, 2008 and 2007	F-6-F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007	F-8-F-12
Notes to Consolidated Financial Statements	F-13-F-65

ITEM 19. EXHIBITS

Exhibit No.
1.1	Memorandum of Association (1)
1.2	Articles of Association as amended on December 28, 2005 (2)
4.1	Form of Letter of Indemnification, dated December 28, 2005 (2)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(3)
8	List of Subsidiaries +
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

Exhibit No.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Section. 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm +
15.2	Consent of Levy Cohen and Co. +
15.3	Consent of Levy Cohen and Co. +
15.4	Consent of Kost, Forer, Gabbay & Kaiserer +
15.5	Consent of Kost, Forer, Gabbay & Kaiserer +
15.6	Consent of Verstegen accountants en adviseurs +
15.7	Consent of KDA Audit Corporation +
15.8	Consent of Maria Negyessy +

* Filed herewith.

(1)  Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).
(2)  Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2006.
(3)  Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2009.

+ Previously filed.

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

Tel Aviv, Israel
April 29, 2010
/s/ Ziv Haft Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

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

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. ("the Company") and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 15% and 14% as of December 31, 2008 and 2009, respectively, and total revenues of 36%, 39% and 36% for the years ended December 31, 2007, 2008 and 2009, respectively of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 26, 2010	A Member of Ernst & Young Global

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of
MAGIC SOFTWARE ENTERPRISES (UK) LIMITED

          We have audited the accompanying balance sheet of MAGIC SOFTWARE ENTERPRISES (UK) LIMITED (the “Company”) as of December 31, 2009 and 2008, and the related statements operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

          In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and at December 31, 2009 and 2008, and the related statements operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

LEVY COHEN & CO.
Registered Auditors and Certified
Public Accountants

2nd March 2010

J. Cohen c.p.a (isr) R. Shahmoon aca	Registered by The Institute of Chartered Accountants in England and Wales to carry out Company Audit work

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of
HERMES LOGISTICS TECHNOLOGIES LIMITED

          We have audited the accompanying balance sheet of HERMES LOGISTICS TECHNOLOGIES LIMITED. (the “Company”) as of December 31, 2009 and 2008, and the related statements operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

          In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and at December 31, 2009 and 2008, and the related statements operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

LEVY COHEN & CO
Registered Auditors & Certified
Public Accountants

5th March 2010

J. Cohen c.p.a. (isr) R. Shahmoon aca	Registered by The Institute of Chartered Accountants in England and Wales to carry out Company Audit work

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Software Japan K. K.

          We have audited the accompanying balance sheets of Magic Software Japan K.K. (the “Company”) as of December 31, 2009 and 2008, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Tokyo, Japan February 3, 2010
KDA Audit Corporation

Magic Benelux B.V.

Auditor’s report

Report on the financial statements

We have audited the accompanying balance sheets as at December 31, 2009 and 2008 and the related statements of operations for each of the three years in the period ended December 31, 2009 of Magic Benelux B.V., Houten.

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

Magic Benelux B.V.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of Magic Benelux B.V. as at December 31, 2009 and 2008, and of its related statements of operations for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Dordrecht, January 29, 2010

Verstegen accountants en adviseurs,

Drs. L.K. Hoogendoorn RA MGA

To the Board of Directors and Shareholders of
Magic (Onyx) Magyarország Szoftverház K ft.

          We have audited the accompanying balance sheet of Magic (Onyx) Magyarország Szoftverház Kft. (the “Company”) as of December 31, 2009 and 2008, and the related statements operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended. December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

          In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and at December 31, 2009 and 2008, and the related statements operations, changes in shareholders equity and cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Maria Negyessy
February 23, 2010	Reg. Auditor

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. ("the Company") and its subsidiaries as of December 31, 2008 and 2009 and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sapiens International Corporation N.V. and its subsidiaries as of December 31, 2008 and 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
April 28 , 2010	A Member of Ernst & Young Global

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Guy Bernstein	May 10, 2010
	Guy Bernstein	Date

Chief Executive Officer

EXHIBIT INDEX

Exhibit No.
1.1	Memorandum of Association (1)
1.2	Articles of Association as amended on December 28, 2005 (2)
4.1	Form of Letter of Indemnification, dated December 28, 2005 (2)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(3)
8	List of Subsidiaries +
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Section. 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm +
15.2	Consent of Levy Cohen and Co. +
15.3	Consent of Levy Cohen and Co. +
15.4	Consent of Kost, Forer, Gabbay & Kaiserer +
15.5	Consent of Kost, Forer, Gabbay & Kaiserer +
15.6	Consent of Verstegen accountants en adviseurs +
15.7	Consent of KDA Audit Corporation +
15.8	Consent of Maria Negyessy +

* Filed herewith.

(1)  Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).
(2)  Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2006.
(3)  Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2009.

+ Previously filed.