Form 20-F/A
period 2009-12-31
FORMULA SYSTEMS (1985) LTD
filed 2010-11-12
CIK 1045986

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 2

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

Yes ☐    No ☒

Explanatory Note

This amendment No. 2 on Form 20-F/A, referred to as Amendment No. 2, is being filed by Formula Systems (1985) Ltd., referred to as Formula, to amend the annual report on Form 20-F for the fiscal year ended December 31, 2009, filed on April 29, 2010, as amended on May 10, 2010, referred to as the Original 20-F.  This Amendment No. 2 is being filed solely for the purpose of (i) amending the disclosure of subsection (a) of Item 15T, “Disclosure Controls and Procedures”; and (ii) revising the audit opinions for Magic Benelux B.V. and Magic (Onyx) Magyarország Szoftverház Kft.  This Amendment No. 2 has not been updated to reflect events occurring subsequent to the filing of the Original 20-F.  The filing of this Amendment No. 2 shall not be deemed an admission that the Original 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

ITEM 15T. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management carried out an evaluation, under the supervision and with participation of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d–15(e) of the Securities Exchange Act, as of December 31, 2009. Based on the evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2009.

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

ITEM 19. EXHIBITS

Exhibit No.
1.1	Memorandum of Association (1)
1.2	Articles of Association as amended on December 28, 2005 (2)
4.1	Form of Letter of Indemnification, dated December 28, 2005 (2)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(3)
8	List of Subsidiaries +
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Section. 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm +
15.2	Consent of Levy Cohen and Co. +
15.3	Consent of Levy Cohen and Co. +
15.4	Consent of Kost, Forer, Gabbay & Kaiserer +
15.5	Consent of Kost, Forer, Gabbay & Kaiserer +
15.6	Consent of Verstegen accountants en adviseurs*
15.7	Consent of KDA Audit Corporation +
15.8	Consent of Maria Negyessy *
______________
* Filed herewith.
+ Previously filed.

(1)  Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).
(2)  Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2006.
(3)  Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2009.

NOORDUNDIJK 189
POSTBUS 574
3300 AN DORDRECHT

T.(078) 648 15 55
F.(078) 648 15 59

To the board of directors of	INFO@VERSTEGENACCOUNTANTS. NL
Magic Benelux B.V.	WWW.VERSTEGENACCOUNTANTS. NL

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

Auditor’s responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with the standards of the Public company Accounting Oversight Board (United States). The standards require that we p1an and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. We were not engaged to perform an audit on the company’s internal controls over financial reporting.

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

VERSTEGEN ACCOUNTANTS EN ADVISEUR BV -K.V.K. NR. 24342109

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of Magic Benelux B.V. as at December 31, 2009 and 2008, and of its related statements of operations for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

The Netherlands, Dordrecht, January 29, 2010 Verstegen accountants en adviseurs,

Drs. L.K. Hodgendoorn RA MGA

To the Board of Directors and Shareholders of
Magic (Onyx) Magyarország Szoftverház. Kft.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and at December 31, 2009 and 2008, and the related statements operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Budapest, Hungary	Maria Negyessy
February 23, 2010	Reg. Auditor

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/Guy Bernstein	November 11, 2010
	Guy Bernstein	Date

Chief Executive Officer

EXHIBIT INDEX

Exhibit No.
1.1	Memorandum of Association (1)
1.2	Articles of Association as amended on December 28, 2005 (2)
4.1	Form of Letter of Indemnification, dated December 28, 2005 (2)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(3)
8	List of Subsidiaries +
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Section. 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm +
15.2	Consent of Levy Cohen and Co. +
15.3	Consent of Levy Cohen and Co. +
15.4	Consent of Kost, Forer, Gabbay & Kaiserer +
15.5	Consent of Kost, Forer, Gabbay & Kaiserer +
15.6	Consent of Verstegen accountants en adviseurs*
15.7	Consent of KDA Audit Corporation +
15.8	Consent of Maria Negyessy *
____________
* Filed herewith.
+ Previously filed.

(1)  Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).
(2)  Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2006.
(3)  Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2009.