Form 20-F
period 2010-12-31
FORMULA SYSTEMS (1985) LTD
filed 2011-03-18
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ___________

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ______________

Commission File Number: 000-29442

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
None

As of December 31, 2010, the registrant had 13,596,000 outstanding ordinary shares, NIS 1 par value, of which 1,035,593 were represented by American Depositary Shares as of such date.

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
Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

INTRODUCTION

Some of the statements in this annual report, including those in “Item 3. Key Information— Risk Factors,” “Item 4. Information on the Company— Business Overview” and “Item 5. Operating and Financial Review and Prospects,” are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, strategies, expectations, intentions, future financial performance and other statements that are not historical facts, and may be identified by the use of words like “anticipate,” “believe,” “expect,” “future,” “intend” and similar expressions. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.  You should not unduly rely on these forward-looking statements, which apply only as of the date of this annual report. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in “Item 3. Key Information— Risk Factors.”  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, commonly referred to as U.S. GAAP.  In accordance with U.S. GAAP, we use the United States dollar as our reporting currency.  In accordance with ASC 360 Property, Plant and Equipment and following the sale of our entire shareholdings in nextSource Inc., or nextSource, in October 2009, nextSource’s results of operations, assets and liabilities were classified as attributed to discontinued operations and as a result, we have reclassified certain figures in our financial statements relating to prior periods.

As used in this annual report, references to dollar refer to the United States dollar and references to NIS refer to New Israeli Shekels.  References to the Israeli CPI refer to the Israeli consumer price index.

As used in this annual report, references to “we,” “our,” “ours” and “us” refer to Formula Systems (1985) Ltd. and its subsidiaries, unless otherwise indicated. References to “Formula” refer to Formula Systems (1985) Ltd. alone. Our operations are currently conducted through our three subsidiaries – Magic Software Enterprises Ltd., or Magic Software, Matrix IT Ltd., or Matrix, and Sapiens International Corporation N.V., or Sapiens.

All trademarks appearing in this annual report are the property of their respective holders.

This report reflects certain amendments to the Israeli Companies Law, 1999. Such amendments have been adopted and will go into effect over the course of 2011.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated.  We derive the consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010, and the consolidated balance sheet data as at December 31, 2009 and 2010, from our audited consolidated financial statements included elsewhere in this annual report.  The consolidated statement of operations data for the years ended December 31, 2006 and 2007 and the consolidated balance sheet data at December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements not included in this annual report. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(US$ in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$549,694	$469,390	$503,243	$414,724	$356,598
Cost of revenues	412,463	352,283	373,775	298,410	256,059
Gross profit	137,231	117,107	129,468	116,314	100,539
Research and development costs, net	5,503	4,430	6,564	6,547	5,508
Selling, general and administrative expenses	84,510	77,322	90,451	84,503	86,466
Other income, net	231	(1,668)	580	750	1,102
Operating income	46,987	37,023	31,873	24,514	7,463
Financial expenses, net	(4,371)	(231)	(5,908)	(3,619)	(4,444)
Gain (loss) on realization of investments, net	-	-	(337)	2,039	3,724
Income before taxes on income	42,616	36,792	25,628	22,934	6,743
Taxes on income	(6,544)	(8,305)	(3,279)	(1,891)	(3,655)
Equity in gains (losses) of affiliated companies, net	(1,070)	(335)	(216)	(653)	47
Income from continuing operations	35,002	28,152	22,133	20,390	3,135
Net income from discontinued operations	-	4,878	555	32,333	18,604
Net income	35,002	33,030	22,688	52,723	21,739
Net income attributable to non-controlling interests	16,623	13,954	10,819	15,464	11,724
Net income attributable to Formula’s shareholders	18,379	19,076	11,869	37,259	10,015

Earnings (losses) per share generated from continuing operations
Basic	1.37	1.08	0.84	0.82	(0.14)
Diluted	1.36	1.04	0.84	0.80	(0.12)
Earnings (losses) per share generated from discontinued operations
Basic	-	0.37	0.04	2.00	0.94
Diluted	-	0.36	0.04	1.99	0.85
Earnings per share:
Basic earnings	1.37	1.45	0.88	2.82	0.80
Diluted earnings	1.36	1.40	0.88	2.79	0.73
Weighted average number of shares outstanding:
Basic	13,382	13,200	13,200	13,200	13,200
Diluted	13,523	13,564	13,200	13,200	13,298

	As of December 31,
	2010	2009	2008	2007	2006
	(US$ in thousands)
Consolidated Balance Sheet Data:
Total assets	$623,767	$566,439	$596,622	$612,624	$585,685
Total liabilities	289,383	271,125	319,252	306,321	352,746
Equity	334,384	295,314	277,370	306,303	232,939

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

In December 2006, Formula distributed to its shareholders a dividend consisting, in the aggregate, of 36,696,000 shares of Formula Vision Technologies (F.V.T) Ltd., or Formula Vision, that had been held by Formula, representing approximately 57% of the outstanding share capital of Formula Vision.  Formula Vision shares were distributed at a ratio of 2.78 shares of Formula Vision for every one outstanding ordinary share of Formula, prior to withholding taxes.

In June 2005, Formula distributed to its shareholders a cash dividend of approximately $4 per share.  The aggregate amount distributed by Formula was approximately $50.2 million.

Under Formula’s dividend policy adopted by its board of directors, sums that are not planned to be used for investments in the near future may be distributed to the shareholders as a cash dividend, to the extent that our performance allows for such distribution and subject to applicable Israeli law.

Cash dividends may be declared and paid in New Israeli Shekels or dollars. Dividends to the holders of Formula’s American Depositary Shares, or ADSs, are paid by the depositary of the ADSs, for the benefit of owners of ADSs.  If a dividend is declared and paid in NIS in Israel, the NIS amount is converted into, and paid out in, dollars by the depositary of the ADSs.

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, and results of operations.  The trading prices of our ordinary shares and ADSs could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

Unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The crisis in the financial and credit markets in the United States, Europe and Asia during 2008 and 2009 led to a global economic slowdown.  Although global economic conditions have stabilized or improved, there is continuing economic uncertainty.  If the economies in the countries in which we operate remain uncertain or weaken further, the level of information technology, or IT, capital spending and investment in IT projects by our existing and potential customers may decrease.  In addition, this could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services.  We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets remain uncertain or weaken further, our business, operating results and financial condition may be materially adversely affected.

The loss of, or significant reduction or delay in, purchases by our customers or impairment of our relationships with our largest customers could reduce our revenues and profitability.

The loss of any of our major customers or a decrease or delay in orders or anticipated spending by such customers could reduce our revenues and profitability, due to our reliance on such customers. Our customers could also engage in business combinations, which could increase their size, reduce their demand for our products and solutions as they recognize synergies or rationalize assets and increase or decrease the portion of our total sales concentration to any single customer.

For example, the largest customers of one of our three significant subsidiaries— Sapiens— and its subsidiaries in North America (three customers), the United Kingdom (one customer), Japan (one customer) and Israel (one customer) accounted for 9.5%, 6%, 15.8% and 25.8% of Sapiens’ consolidated revenues, respectively, in 2010.  One significant customer of another significant subsidiary—Magic Software— accounted for 29% of its consolidated revenues in 2010.   There can be no assurance that the existing customers of our significant subsidiaries will enter into new project contracts with us or that they will continue using our enabling IT technologies.

If we are unable to effectively control our costs while maintaining our customer relationships, our business, results of operations and financial condition could be adversely affected.

It is critical for us to appropriately align our cost structure with prevailing market conditions, to minimize the effect of economic downturns on our operations, and in particular, to continue to maintain our customer relationships while protecting profitability and cash flow. If we are unable to align our cost structure in response to economic downturns (such as the downturn that commenced in late 2008, and any subsequent downturn that may recur in the current, uncertain global economic environment) on a timely basis, or if such implementation has an adverse impact on our business or prospects, then our financial condition, results of operations and cash flows may be negatively affected.

Conversely, adjusting our cost structure to fit economic downturn conditions may have a negative effect on us during an economic upturn or periods of increasing demand for our IT solutions.  If we have too aggressively reduced our costs, we may not have sufficient resources to capture new IT projects and meet customer demand.  If, for example, during periods of escalating demand for our products, which we experienced during the 2010 fiscal year, we are unable to add engineering and technical staff capacity quickly enough to meet the needs of our customers, they may turn to our competitors making it more difficult for us to retain their business.  Similarly, if we are unable for any other reason to meet delivery schedules, particularly during a period of escalating demand, our relationships with our customers could be adversely affected.  If we are unable to effectively manage our resources and capacity to capitalize on periods of economic upturn, there could be a material adverse effect on our business, financial condition, results of operations and cash flows.

Our success depends upon the development and maintenance of our strategic alliances.

We have established relationships with strategic partners to provide an international marketing presence and name recognition, as well as the resources necessary to implement many of our IT services. We are dependent upon our strategic partners for the marketing and sale of certain of our proprietary software solutions. If we cannot maintain our existing relationships with these partners, if our partners encounter financial difficulties, if we fail to establish effective, long-term relationships with additional partners, or if our partners enter into relationships with our competitors, our ability to market our proprietary software solutions in international markets may be limited.  If this happens, our growth, if any, might be delayed or slowed. As a result, our business, financial condition, and results of operations could be seriously harmed.

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

These competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements.  They may also benefit from greater purchasing economies, offer more aggressive product and service pricing or devote greater resources to the promotion of their products and services.  Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase such competitors’ ability to successfully market their tools and services. We also expect that competition will increase as a result of consolidation within the industry.  Our further penetration of international markets may likewise cause us to face additional competition.  As a result, we cannot assure you that the products and solutions that we offer will compete successfully with those of our competitors.

We may be unable to differentiate our tools and services from those of our competitors or successfully develop and introduce new tools and services that are less costly than, or superior to, those of our competitors. This could have a material adverse effect on our ability to compete.

Furthermore, several software development centers worldwide offer software development services at lower prices than we do. Due to the intense competition in the markets in which we operate, software products prices may fluctuate significantly.  As a result, we may have to reduce the prices of our products, which in turn, may adversely affect our revenues and the gross margins for our products.

If we fail to locate, successfully compete for and consummate suitable acquisitions and investments, we may be unable to grow or maintain our market share.

As part of our strategy, we intend to pursue acquisitions of, and investments in, other companies, particularly companies offering products, technologies and services that are complementary to ours and are suitable for integration into our business.  We cannot assure you that we will be able to locate suitable potential acquisition or investment opportunities in Israel or internationally, or if we do identify suitable candidates, that at the conclusion of related discussions and negotiations, we will be able to consummate the acquisitions or investments on terms which are favorable to us.  If and when acquisition or investment opportunities arise, we expect to compete for these opportunities with other established and well-capitalized entities, and we cannot guarantee that we will succeed in such competition on terms which remain favorable to us.  If we fail to consummate further acquisitions or investments in the future, our ability to grow or to even maintain our market share may be harmed.

Any future acquisitions of, or investments in, companies or technologies, especially those located outside of Israel, may distract our management, disrupt our business and may be difficult to finance on favorable terms.

As described above, our strategy includes selective acquisitions of, and investments in, companies offering products, technologies and services.  If we or any of our subsidiaries acquires or invests in another company, the acquiring or investing entity could have difficulty assimilating the target company’s personnel, operations, technology or products and service offerings into its own.  Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to a failure to do so.  Even when an acquired company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible challenges that might arise with respect to such products.  Furthermore, the key personnel of the acquired company may decide not to work for the acquirer. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

Any acquisition or investment in a company located outside of Israel poses additional risks, including risks related to the monitoring of a management team from a great distance and the need to integrate a potentially different business culture.  Our failure to successfully integrate such a newly acquired business or such an investment could harm our business.  In addition, the investigation of acquisition or investment candidates outside of Israel involves higher costs than those associated with pursuing domestic acquisitions or investments, and we cannot assure you that these investigations will successfully lead to the consummation of transactions.

We may furthermore need to raise capital in connection with any such acquisition or investment, which we would likely seek via public or private equity or debt offerings.  The issuance of equity securities pursuant to any such financing could be dilutive to our existing shareholders.  If we raise funds through debt offerings, we may be pressured in serving such debt. Our ability to raise capital in this manner also depends upon market and other conditions, many of which are beyond our control.  Due to unfavorable conditions, we could be required to seek alternative financing methods, such as bank financings, which involve borrowing money on terms which are not favorable to us.  Difficulties in raising equity capital or obtaining debt financing on favorable terms, or the unavailability of financing, including bank borrowings, may hinder our ability to implement our strategy for selective acquisitions and investments.

Our future results could be adversely affected by an impairment of the value of certain intangible assets.

The assets listed in our consolidated balance sheets as of December 31, 2010 include, among other things, goodwill amounting to approximately $166 million, capitalized software development costs, net, amounting to approximately $25 million and other intangible assets amounting to approximately $8 million. The applicable accounting standards require that:

•
goodwill not be amortized, but rather be subject to an annual impairment test. We perform an annual impairment test, as well as periodic impairment tests, if impairment indicators are present. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset; and

•
acquired technology and development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product be capitalized and tested for impairment on a regular basis and written down when capitalized costs exceed the product’s net realizable value.

If our goodwill or capitalized software development costs are deemed to be impaired in whole or in part due to adverse changes in the value that we expect to realize from these assets, or if we fail to accurately predict the useful life of the capitalized software development costs, we could be required to reduce or write off such assets, which would require us to recognize additional expense in our statements of operations, thereby adversely affecting our operating results and causing a reduction in our shareholders’ equity.

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

Our credit facility agreements contain a number of restrictive covenants which, if breached, could result in acceleration of our obligation to repay our debt.

The loan agreements to which certain of our subsidiaries are party contain a number of conditions and limitations on the manner in which they can operate their business, including limitations on their ability to incur debt and sell or acquire assets.  These loan agreements also contain various covenants which require them to maintain certain financial ratios related to shareholders’ equity and operating results that are customary for companies of comparable size.  These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us and, by extension, to our shareholders.  In addition, a breach of the restrictive covenants could result in the acceleration of our obligations to repay our debt.

Marketing our products and services in international markets may require increased expenses and greater exposure to risks that we may not be able to successfully address.

We intend to continue to focus our efforts on selling proprietary software solutions in international markets and to devote significant resources to these efforts.  If we are unable to continue achieving market acceptance for our solutions or continue to successfully penetrate international markets, our business will be harmed.  In 2009 and 2010, we received approximately 22% and 25% of our consolidated revenues, respectively, from customers located outside of Israel.  The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including:

•   changing product and service requirements in response to the formation of economic and marketing unions, such as the European Union;
•   economic or political changes in international markets;
•   greater difficulty in accounts receivable collection and longer collection periods;
•   unexpected changes in regulatory requirements;
•   difficulties and costs of staffing and managing foreign operations;
•   the uncertainty of protection for intellectual property rights in some countries, particularly in southeast Asia;
•   multiple and possibly overlapping tax structures; and
•   currency and exchange rate fluctuations.

If we fail to address the strain on our resources caused by changes in our company, we will be unable to effectively manage our business.

Corporate organizational changes, as well as growth of our business, if any, have placed and will continue to place a strain on our personnel and resources.  Our ability to manage any future changes or growth depends on our ability to continue to implement and improve our operational, financial and management information control and reporting systems on a timely basis and to expand, train, motivate and manage our work force. One of the challenges encountered by our subsidiaries is the need from time to time to, on the one hand, terminate the employment of certain employees, and, on the other hand, retain new employees for new, unexpected projects, each of which requires operational flexibility.  If we cannot respond effectively to changing business conditions, our business, financial condition and results of operations could be materially adversely affected.

If we are unable to attract, train and retain qualified personnel, including senior management, we may not be able to achieve our objectives and our business could be harmed.

Our future success depends on our ability to attract, motivate and retain highly qualified professional employees, including senior management.  In order to achieve our objectives, we may need to hire additional qualified software, administrative, operational, sales and technical support personnel.  The process of attracting, training and successfully integrating qualified personnel into our operations can be lengthy and expensive.  We expect to recruit most of our software and systems personnel in Israel, where the market for qualified personnel is quite competitive.  We may not be able to compete effectively for the personnel that we need.  In addition, our operations are dependent on the efforts of certain key management.  Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our business.

If we fail to estimate accurately the costs of fixed-price contracts, we may incur losses.

We derive a significant portion of our revenues from engagements on a fixed-price basis.  We price these commitments based upon estimates of future costs.  We bear the risk of faulty estimates and cost overruns in connection with these commitments.  Our failure to accurately estimate the resources required for a fixed-price project, to accurately anticipate potential wage increases, or to complete our contractual obligations in a manner consistent with a project plan could materially adversely affect our business, operating results, and financial condition.  In addition, we may agree to a price before design specifications are finalized, which could result in a fixed price that is too low, resulting in lower margins or losses to us.

If our tools or solutions do not function efficiently, we may incur additional expenses.

In the course of providing our software solutions, we conduct testing to detect the existence of failures, errors and bugs.  In addition, we have instituted a quality assurance procedure for correcting errors and bugs in our tools.  The amount of failures, errors and bugs detected to date, and the cost of correcting them, have not been significant.  However, if our solutions fail to function efficiently or if errors or bugs are detected in our tools in the future, we might incur significant expenditures in an attempt to remedy the problem, and our reputation with users of our products and services may also be harmed.  The adverse consequences of, and expenses related to, failures, errors, and bugs could have a material adverse effect on our business, operating results, and financial condition.

If we fail to satisfy our customers’ expectations regarding our solutions or our solutions cause damage to our customers’ information systems, our contracts may be cancelled and we may be the subject of legal claims.

Some of the products and services that we provide involve key aspects of customers’ information systems.  These systems are frequently critical to our customers’ operations.  As a result, our customers have a greater sensitivity to failures in these systems than do customers of other software products generally.  If a customer’s system fails during or following the provision of products or services by us, or if we fail to provide customers with proper support for our software products or do so in an untimely manner, we are exposed to the risks of cancellation of our contract with the customer and a legal claim for substantial damages being filed against us, regardless of whether or not we are responsible for the failure.  Any cancellation of a contract could cause us to suffer damages, since we might not be paid for costs that we incurred in performing services prior to the date of cancellation.  As to a legal claim for damages by the customer, while, when possible, we limit our liability under our product and service contracts, we cannot guarantee that such a limitation of liability, if any, would be sufficient to protect us. We maintain general liability and professional liability insurance coverage. However, we cannot assure you that our insurance coverage will be sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. If we lose one or more large claims against us that exceed available insurance coverage, our business, operating results and financial condition may be materially adversely affected. In addition, the filing of legal claims against us in connection with contract liability may cause us negative publicity and damage to our reputation.

If we are unable to accurately predict and respond to market developments or demands, our business will be adversely affected.

 The IT business, in large part, is characterized by rapidly evolving technology and methodologies.  This makes it difficult to predict demand and market acceptance for our services and products. In order to succeed, we need to adapt the products and services we offer to technological developments and changes in customer needs.  We cannot guarantee that we will succeed in enhancing our products and services or developing or acquiring new products and services that adequately address changing technologies and customer requirements.  We also cannot assure you that the products and services that we offer will be accepted by customers.  If our products and services are not accepted by customers, our future revenues and profitability will be adversely affected.  hanges in technologies, industry standards, the regulatory environment, customer requirements and new product introductions by existing or future competitors could render our existing products and services obsolete and unmarketable, or require us to enhance our current products or develop new products.  This may require us to expend significant amounts of money, time and other resources to meet the demand.  There can be no assurance that we will have sufficient resources to make such expenditures, especially in light of the worldwide financial and economic situation, or that these expenditures will bring the full advantages or any advantage as planned.  These expenditures could strain our personnel and financial resources.

The economic impact in Japan of the devastation caused by the massive earthquake and tsunami of March 2011 would adversely affect our business and results of operations.

On March 11, 2011, a massive earthquake off the eastern coast of Japan triggered a tsunami tidal wave that devastated much of the city of Sendai and large areas of coastal north-eastern Japan, causing thousands of deaths, catastrophic damage and destruction of the local infrastructure, as well as a potential nuclear disaster. It is too early to predict the long-term impact of this disaster on the economy of Japan and elsewhere. Our net sales in Japan constituted approximately 4% of our total net revenues in 2010 and a slow-down in the Japanese economy resulting from such events would adversely affect our results of operations.

If we are unable to retain control of our subsidiaries, we would cease to consolidate them and our operating results may fluctuate significantly.

We currently hold a controlling interest in our subsidiaries through our direct equity holdings.  As a result of our controlling interests in the subsidiaries, we consolidate their operating results with ours. If we are unable to maintain a controlling interest in our subsidiaries, as a result of equity issuances by subsidiaries to third parties that are unaffiliated with us or otherwise, we would cease to consolidate the operating results of those subsidiaries, based on relevant accounting guidelines.  This, in turn, could result in significant fluctuations of our consolidated operating results.

Risks Related to our Intellectual Property

If third parties assert claims of intellectual property infringement against us, we may suffer substantial costs and diversion of management’s attention.

Substantial litigation over intellectual property rights exists in the software industry. We expect that software products will be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps, and we cannot predict whether third parties will assert claims of infringement against us based on our software products.  Furthermore, our employees and contractors have access to software licensed by us from third parties, and a breach of the non-disclosure undertakings by any of our employees or contractors may lead to a claim of infringement against us.  Any claim, with or without merit, could be expensive and time-consuming to defend, and would probably divert our management’s attention and resources.  In addition, such a claim may require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component.  Such royalty or licensing agreements, if required, may not be available to us on acceptable terms, if at all.  A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition and results of operations.

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

Our largest shareholder, Asseco Poland S.A., owns the majority of the voting rights and controls the outcome of matters that require shareholder approval.

Asseco Poland S.A., or Asseco, owns approximately 50.2% of our outstanding ordinary shares and 51.2% of the voting rights. Therefore, Asseco has the power to control the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This voting power may have the effect of delaying or preventing a change in control. In addition, potential conflicts of interest may arise in the event that we or any of our subsidiaries or other affiliates enter into agreements or transactions with affiliates of Asseco.  Although Israeli law imposes certain procedures (including shareholder approval) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

Risks Related to our Traded Securities

The market price of our ordinary shares and American Depositary Shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all.

The stock market in general has experienced during recent years extreme price and volume fluctuations, including a sharp decline due to the global economic and financial crisis in late 2008 and in 2009, followed by an overall significant rebound in 2010 and 2011 to date. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies.  These broad market fluctuations have affected and are expected to continue to affect the market price of our ordinary shares and ADSs.

The high and low closing market price of our ordinary shares traded on the Tel Aviv Stock Exchange, or the TASE, under the symbol “FORT,” and the high and low closing market price of our ADSs traded on the NASDAQ Global Market under the symbol “FORTY,” during each of the last three years, are summarized in the table below:

	NASDAQ Global Market		TASE
	In US$		In NIS		In US$*
	High	Low	High	Low	High	Low
2010	18.92	10.82	67.98	40.21	18.21	10.77
2009	12.10	3.59	44.12	16.16	11.22	4.11
2008	14.14	4.99	47.78	17.53	13.32	4.89

*Prices of our ordinary shares that were quoted in NIS on the TASE have been translated into US dollars based on the representative exchange rates of NIS 3.7330 per US$1 in 2010; NIS 3.9326 per US$1 in 2009; and NIS 3.5878 per US$1 in 2008, in each case as reported by the Bank of Israel.

The market price of our ordinary shares and ADSs may fluctuate substantially due to a variety of factors, including:

•	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	public announcements concerning us or our competitors;

•	results of integrating investments and acquisitions;

•	the introduction or market acceptance of new service offerings by us or our competitors;

•	changes in product pricing policies by us or our competitors;

•	public announcements concerning distribution of dividends and payment of dividends;

•	changes in security analysts’ financial estimates;

•	changes in accounting principles;

•	sales of our shares by existing shareholders; and

•	the loss of any of our key personnel.

In addition, global and local economic, political and market conditions and military conflicts and in particular, those specifically related to the State of Israel, may affect the market price of our shares and ADSs.

Significant fluctuations in our annual and quarterly results, which make it difficult for investors to make reliable period-to-period comparisons, may also contribute to volatility in the market price of our ordinary shares and American Depositary Shares.

Our quarterly and annual revenues, gross profit, net income and results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations:

•	global economic trends, like the recent global economic crisis, followed by the global economic slowdown and slow, uncertain global economic recovery;

•	acquisitions and dispositions of, and consolidation of, our subsidiaries;

•	the size, time and recognition of revenue from significant contracts;

•	timing of product releases;

•	timing of contracts;

•	timing of completion of specified milestones and delays in implementation;

•	changes in the proportion of service and license revenues;

•	price and product competition;

•	increases in selling and marketing expenses, as well as other operating expenses;

•	currency fluctuations; and

•	consolidation of our customers.

A substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated.  If our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations.  The gross margins of our individual subsidiaries vary both among themselves and over time.  As a result, changes in the revenue mix from these subsidiaries may affect our quarterly operating results.  In addition, we may derive a significant portion of our net income from the sale of our investments or the sale of proprietary software technology.  These events do not occur on a regular basis and their timing is difficult to predict.  As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance.  Also, it is possible that our quarterly and annual results of operations may be below the expectations of public market analysts and investors.  If this happens, the prices of our ordinary shares and ADSs will likely decrease.

The market prices of our ordinary share and ADSs may be adversely affected if the market prices of our publicly traded subsidiaries decrease.

A significant portion of our assets is comprised of equity securities of publicly traded companies.  Our publicly traded subsidiaries are Sapiens, Magic Software and Matrix.  The stock prices of these publicly traded companies have been extremely volatile, and have been subject to fluctuations due to market conditions and other factors which are often unrelated to operating results and which are beyond our control.  Fluctuations in the market price and valuations of our holdings in these companies may affect the market’s valuation of the price of our ordinary shares and ADSs and may also thereby impact our results of operations.  If the value of our assets decreases significantly as a result of a decrease in the value of our interest in our publicly traded subsidiaries, our business, operating results and financial condition may be materially and adversely affected and the market price of our ordinary shares and ADSs may also fall as a result.

Our securities are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the TASE and our ADSs are traded on the NASDAQ Global Market.  Trading in our ordinary shares and ADSs on these markets takes place in different currencies (dollars on the NASDAQ Global Market and NIS on the TASE), and at different times (resulting from different time zones, different weekly trading days and different public holidays in the United States and Israel).  The trading prices of our ordinary shares and ADSs on these two markets may differ due to these and other factors (see the risk factor titled “The market price of our ordinary shares and American Depositary Shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all” above for an example thereof).  On the other hand, any decrease in the trading price of our ordinary shares or ADSs, as applicable, on one of these markets could likely affect— and cause a decrease in— the trading price on the other market.

Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

Our headquarters and principal research and development facilities are located in Israel and approximately 75% of our consolidated revenues in 2010 were generated from the Israeli market.  As a result, we are directly influenced by the political, economic and military conditions affecting Israel.  Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity has led to security and economic problems for Israel.  Since 2000, there have been ongoing hostilities between Israel and the Palestinians, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries.  Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in 2006 and took control of the entire Gaza Strip by force in 2007. In January 2009, Israel engaged in a military action against Hamas in Gaza to prevent continued rocket attacks against Israel.  These developments have further strained relations between Israel and the Palestinians.  The current political situation between Israel and its neighbors may not improve.  These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.
In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances.  While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances arise.  If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

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

Certain of our subsidiaries received grants in the past and receive tax benefits under Israeli government programs, particularly as a result of the Approved Enterprise status of certain operations in Israel.  Approved Enterprise status is granted by the Israeli Investment Center of the Ministry of Industry and Trade and entitles the grantee to a variety of tax incentives. The incentives awarded to certain of our subsidiaries include reduced tax rates and a tax holiday. Subject to compliance with applicable requirements, the portion of our subsidiary’s undistributed income derived from our Approved Enterprise programs shall be exempt from income tax for a period of two to four years, followed by five to eight years with reduced tax rate of 25% on income derived from Approved Enterprise investment programs. In order to qualify for these incentives, an Approved Enterprise is required to comply with the requirements of the Law for the Encouragement of Capital Investments, 1959, known as the Investment Law.  As of March 17, 2011, our subsidiaries meet those criteria and continue to receive tax benefits from their Approved Enterprise programs, as described in Note 15 to our financial statements and in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Effective Corporate Tax Rates in Israel” below.  To maintain eligibility for these programs and benefits, our subsidiaries must continue to meet the conditions set out in the Investment Law.  We cannot assure you that these programs and tax benefits will continue at the same level in the future.  If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.

Fluctuations in foreign currency values may affect our business and results of operations.

Due to our extensive operations and sales in Israel, most of our revenues and expenses from our software services are denominated in New Israeli Shekels, or NIS.  For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars in accordance with U.S. GAAP.  Therefore, we are exposed to the risk that a devaluation of the NIS relative to the dollar will reduce our revenue growth rate in dollar terms.  On the other hand, a significant portion of our revenues from proprietary software products is currently denominated in other currencies, particularly the Euro, Japanese Yen and British Pound, while a substantial portion of our expenses relating to the proprietary software products, principally salaries and related personnel expenses, is denominated in NIS.  As a result, the depreciation of the Euro, Japanese Yen or British Pound relative to the U.S. dollar reduces our dollar recorded revenues from sales of our proprietary software products that are denominated in those currencies and thereby harms our results of operations.  In addition, the appreciation of the NIS relative to the dollar increases the dollar recorded value of expenses that we incur in NIS in respect of such proprietary software products sales, and, therefore, could adversely affect our results of operations and harm our competitive position in the markets.  The depreciation (appreciation) of the dollar in relation to the NIS (based on the representative exchange rates reported by the Bank of Israel for each year in comparison to the prior year) amounted to 12.7%, (9.6)% and 5.1% for the years ended December 31, 2008, 2009 and 2010.  Rises in the inflationary rate in Israel further increase the dollar cost of our NIS-based operating expenses and adversely impact the profits that we realize from our proprietary software products sales.  The Israeli rate of inflation amounted to 3.8%, 3.9% and 2.7% for the years ended December 31, 2008, 2009 and 2010, respectively.  To date, we have not engaged in significant hedging transactions. In the future, we may enter into more or larger currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the NIS against the dollar, or the Euro, Japanese Yen and British Pound against the dollar, and from fluctuations in the Israeli inflation rate. However, we cannot assure you that these measures will adequately protect us from the material adverse effects described above.  For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects—Overview—Our Functional and Reporting Currency.”

It may be difficult to serve process and enforce judgments against our directors and officers in the United States or in Israel.
We are organized under the laws of the State of Israel. All of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside of the United States. Therefore, it may be difficult to:

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

The Israeli Companies Law, 1999, referred to as the Companies Law, generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger, of each of the merging companies.  For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting, and which are not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager, or any of their relatives or corporations controlled by them) have voted against the merger.  Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company.  In addition, the court may give instructions to secure creditors’ rights. Finally, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies; and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger.  Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer.  Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws.  These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or make more difficult an acquisition of or merger with us, which may adversely affect our ability to engage in a business combination and may also depress the price of our ordinary shares and ADSs.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law.  The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and Israeli law.  These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.  In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising the rights thereof and fulfilling the obligations thereof toward the company and other shareholders and to refrain from abusing the power thereof in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.  Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ approval.  In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company.  The Companies Law does not establish criteria for determining whether or not a shareholder has acted in good faith.  Moreover, the law is relatively new and there is no case law available on the duty of a non-controlling shareholder to act in good faith.

As a foreign private issuer whose ADSs are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose ADSs are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Listing Rules of the NASDAQ Stock Market.  A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, or on its website, each such requirement that it does not follow and describe the home country practice followed by the issuer in lieu of any such requirement.  In keeping with these relieves, we have elected to follow home country practice with regard to, among other things, composition of our board of directors, director nomination procedure, compensation of officers, and quorum at shareholders’ meetings.  We have furthermore elected to follow our home country law, in lieu of those rules of the NASDAQ Stock Market that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Accordingly, our shareholders and ADS holders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Although we do not believe that we were a passive foreign investment company, or PFIC,  for U.S. federal income tax purposes during 2010, we cannot assure you that we will not be treated as a PFIC in 2011 or in future years.  We would be a PFIC if 75% or more of our gross income in a taxable year is passive income.  We would also be a PFIC if at least 50% of our assets in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, United States investors could be subject to adverse tax consequences, including having gain realized on the sale of our ordinary shares or ADSs being treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sale proceeds. Rules similar to those applicable to gains derived from the disposition of our ordinary shares also apply to certain “excess distributions.” A decline in the value of our ordinary shares or ADSs could result in our company being classified as a PFIC.  United States investors should consult with their own tax advisors with respect to the United States tax consequences of investing in our ADSs or ordinary shares.

For a discussion of how we might be characterized as a PFIC and related tax consequences, see “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations.”

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Both our legal name and our commercial name is Formula Systems (1985) Ltd. We were incorporated in Israel on April 2, 1985. We maintain our principal executive offices at 5 Haplada Street, Or Yehuda 60218, Israel and our telephone number is 011-972-3-5389487. Our agent in the United States is Corporation Service Company and its address is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. In 1991, we completed the initial public offering of our ordinary shares on the TASE.  In October 1997, we completed the listing of our ADSs on the NASDAQ Global Market.

Since our inception, we have acquired controlling interests, and have invested, in companies which are engaged in the IT solutions and services business.  We, together with our subsidiaries and affiliates, are known as the Formula Group.

In November 2010, Emblaze Ltd., our former controlling shareholder, sold its controlling stake in us to Asseco Poland SA, a Polish IT company listed on the Warsaw Stock Exchange. In connection with such change of control, Messrs. Naftali Shani, Shlomo Ness, Tal Barnoach and Shimon Laor resigned from our board of directors and Messrs. Marek Panek and Marcin Rulnicki were appointed to fill two of the vacancies on our board of directors that were created as a result of the foregoing resignations.

We have adopted a strategy of seeking opportunities to realize gains through the selective sale of investments and interests in our subsidiaries and affiliates to outside investors.  We believe that this strategy provides us with capital to support the growth of our subsidiaries, as well as increases value for our shareholders (and ADS holders).  We expect to continue to develop and enhance the products, services and solutions of our subsidiaries, and to continue to pursue additional acquisitions of, or investments in, companies that provide IT services and proprietary software solutions.

Capital Expenditures and Divestitures

Our principal investment and divestiture activities and related financing activities since the start of our 2008 fiscal year are described below.  For additional information relating to our investment, divestiture and financing activities during 2009 and 2010, see “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources.”

Acquisition of consulting and staffing business by a subsidiary of Magic Software. In February 2010, a subsidiary of Magic Software completed the acquisition of the consulting and staffing business of a US-based IT services company for a purchase price of approximately $13.7 million in cash, of which $8.6 million was paid upon closing and the remainder is to be paid over the next three years.

Acquisition of insurance software provider by Sapiens.  During 2010, our subsidiary Sapiens acquired Harcase, a Toronto-based provider of software solutions to the North American insurance industry that developed and delivered RapidSure – an innovative Policy Administration Solution for the Property & Casualty, or P&C, market. We (via Sapiens) are now offering this product in North America, Israel and in the United Kingdom.  The consideration was $3 million of which $2.2 million was paid in cash.

Sale of nextSource. In October 2009, we completed the sale of our 100% shareholding in our subsidiary nextSource, for an aggregate consideration of approximately $12 million, of which $8 million was paid in cash and the remainder through the release of $4 million of bank deposits that were previously pledged in favor of banks to secure obligations of nextSource.

Purchase of TACT.  In 2008, our subsidiary, Matrix, purchased all of the shares of TACT Computers and Systems Ltd., or TACT, for an aggregate consideration of $12.5 million.  In 2009, Matrix paid to the sellers an additional and final consideration of approximately $6.4 million.

Private Placement by Magic Software. In December 2010, Magic Software consummated a private placement of ordinary shares and warrants with several institutional investors and private investors for an aggregate gross investment of $23 million (excluding finders' fees and transaction expenses).  Magic Software issued to the investors an aggregate of 3,287,616 ordinary shares at a price of $6.50 per share.  In addition, Magic Software granted to the investors warrants to purchase an aggregate of 1,134,231 ordinary shares at an exercise price of $8.26 per share. If the warrants are exercised in full, Magic Software will receive additional proceeds of approximately $9.4 million.

B.	Business Overview

General

We are a global IT solutions and services company based in Israel.  We are principally engaged in providing software consulting services, developing proprietary software products and providing computer-based business solutions.  We deliver our solutions in over 50 countries worldwide to customers with complex IT services needs, including a number of “Fortune 1000” companies.  We operate in two principal business areas, IT services and proprietary software solutions. The following is a description of the areas of our business activity:

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

The Formula Group

Formula is the parent company of subsidiaries and affiliates, which, as noted above, we refer to collectively (together with Formula) as the Formula Group. We currently hold a controlling interest in our subsidiaries through our equity holdings.  We appoint a majority of the boards of directors of our subsidiaries through our equity holdings.  We provide our subsidiaries with our management, technical expertise and marketing experience to help them to penetrate their respective markets.

We direct the overall strategy of our subsidiaries.  While our subsidiaries each have independent management, we monitor the growth of our subsidiaries through our active involvement in the following matters:

·	strategic planning;

·	marketing policies;

·	senior management recruitment;

·	investment and budget policy;

·	financing policies; and

·	overall ongoing monitoring of each subsidiary’s performance.

We promote the synergy and cooperation among our subsidiaries by encouraging the following:

·	transfer of technology and expertise;

·	leveling of human resources demand;

·	combining skills for specific projects;

·	formation of critical mass for large projects; and

·	marketing and selling the Formula Group’s products and services to its collective customer base.

We, through our subsidiaries, offer a wide range of integrated IT solutions and services, and design, develop and market proprietary software solutions for sale in selected niche markets, both in Israel and worldwide.

Our Subsidiaries

Matrix

Matrix IT Ltd. is one of Israel’s leading integration and information technology services companies (based on Dun’s 100 “Israel’s Largest Enterprises 2009”). Matrix employs approximately 4,300 software, hardware, integration and training personnel, which provide advanced IT services to more than 500 customers in the Israeli market. Matrix also markets in Israel software and hardware products manufactured by a broad range of international manufacturers.

The solutions, services and products supplied by Matrix are designed to improve Matrix’s customers’ competitive capabilities, by providing a response to their unique IT needs in all levels of their operation.

Areas of Operation

Matrix is active in four principal areas: software solutions and services; software distribution; infrastructure solutions and hardware products; and training and assimilation.

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

In addition to the four sector-based areas of operations, Matrix operates two horizontal divisions providing specialist services for all of the different sectors of operations as follows:

•           Expertise centers – Matrix operates about 20 “expertise centers”, in areas such as: SOA (service oriented architecture), Mobility (Mobile Technology), CRM, enterprise resource planning (ERP), Cloud Computing, Open Source and E-Business. These expertise centers are based on market concept, which is targeted to yield significant added value to the company’s customers, including: group of professionals that are focused and have expertise in the related technologies, hands-on experience and expertise in the related technologies, methodologies, and best practices; and

•           A strategic consulting center that provides customers with diverse consultation services on topics such as organization, strategy, business development and technological development.

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

Increasing the usability and life span of existing legacy and other IT systems, iBOLT allows fast enterprise application integration (EAI), development and customization of diverse applications, systems and databases, assuring rapid return on invested capital and time-to-market, increased profitability, and customer satisfaction. Magic Software offers special editions of iBOLT targeted at specific enterprise application vendor ecosystems, such as SAP Business One, SAP R/3, SAP Business All-in-One, Oracle, JD Edwards, IBM i series, Salesforce.com, Lotus Notes and Lotus Domino, HL7 and Microsoft Dynamics CRM.  These special editions contain specific features and pricing tailored for these market segments.

Magic Software addresses the critical business needs of companies so that they are able to quickly respond to changing market forces and demands.  Robust business solutions are created, deployed and maintained with unrivaled productivity and time-to-market results. Magic Software’s development paradigm is aligned with modern application development theories and enables developers to create better solutions in less time and with fewer resources.

Magic Software’s technology and solutions are especially in demand when time-to-market considerations are critical, budgets are tight, integration is required with multiple platforms or applications, databases or existing systems and business processes, as well as for RIA, cloud computing and SaaS.

Magic Software’s technologies are used by a wide variety of developers, integrators and solution providers, which can generally be divided into two sectors: in the first sector are those performing in-house development (corporate IT departments) and in the second sector are Magic Software providers (MSPs), including large system integrators and smaller independent developers, and value added resellers that use Magic Software’s technology to develop or provide solutions to their customers.  MSPs who are packaged software publishers use Magic Software’s technology to write standard packaged software products that are sold to multiple clients, typically within a vertical industry sector or a horizontal business function.

Services/ Professional Services. Magic Software provides a broad range of consulting and software development project management services to customers developing, deploying and integrating distributed applications.

Magic Software offers fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design.  Consulting services are aimed at both generating additional revenues and ensuring successful implementation of uniPaaS and iBOLT projects through knowledge transfer.

Services are offered as separately purchased add-on packages or as part of an overall software development and deployment technology framework.  Over the last several years, Magic Software has built upon its established global presence to form joint ventures with Magic Software providers who use Magic Software technology to develop solutions for their customers, and with distributors to deliver successful solutions in focused market sectors.

Maintenance.  Magic Software offers its customers annual maintenance contracts providing for upgrades and new versions of its products for an annual fee.

Technical Support.  Magic Software’s in-house technical support group provides training and post-sale support.  Magic Software offers an online support system for the MSPs, providing them with the ability to instantaneously enter, confirm and track support requests via the Internet.  This system supports MSPs and end-users worldwide. As part of this online support, Magic Software offers a Support Knowledge Base tool providing the full range of technical notes and other documentation including technical papers, product information, most answers to most common customer queries and known issues that have already been reported.

Training.  Magic Software conducts formal and organized training on its development tools.  Magic Software develops courses, pertaining to its principal products, uniPaaS and iBOLT, and provides trainer and student guidebooks.  Course materials are available both in traditional, classroom courses and as web-based training modules, which can be downloaded and studied at a student’s own pace and location.  The courses and course materials are designed to accelerate the learning process, using an intensive technical curriculum in an atmosphere conducive to productive training.

Vertical Solutions

Magic Software also develops, markets, and supports, through its subsidiaries and affiliates, vertical applications, including telecom infrastructure technologies, cargo handling and installation service.

•
Coretech Consulting Group LLC and Fusion Solutions LLC and Magic Software's 88%-owned subsidiary Xsell Resources Inc. provide IT consulting and staffing services to a wide variety of companies including Fortune 1000 companies.  They have extensive knowledgeable of and have worked with virtually all types of telecom infrastructure technologies in wireless and wireline as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Their client list includes major global telecoms, OEM’s and engineering, furnish and installation service companies.   The technical personnel that they provide generally supplement the in-house capabilities of their clients.  Their approach is to make available to their clients a broad range of technical personnel to meet their requirements rather than focusing on specific specialized areas.

•
Hermes Logistics Technologies Ltd. develops and markets a comprehensive solution for air cargo handling, which is designed to increase productivity, improve efficiency and reduce costs.  Hermes provides physical cargo handling, and cargo documentation through customs, seamless electronic data interchange (EDI) communications, special handling for dangerous goods, track and trace and security to billing. The Hermes system provides a complete and integrated solution encompassing all physical handling, documentation and messaging requirements, including real-time warehousing, service level profiling /monitoring, end-user guidance, tariff profiling, analysis, audits and reports.  Hermes continued to develop the Hermes software solution for air cargo handling in 2010.  HERMES Release 4.0 incorporates new and advanced functionality.  During 2010, HERMES Release 4.0 was deployed by additional several customers across the globe, and its deployment to new and existing customers will continue throughout 2011.  Development of HERMES Release 5.0, which is expected in the second half of 2011, will focus on a technology platform migration.

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

Sapiens eMerge™, is a rules-based model-driven architecture, that is used to develop most of Sapiens’ software products. It enables the creation of mission critical core enterprise applications with little or no coding using agile methodologies. Sapiens’ technology allows customers to achieve legacy modernization and enterprise application integration.

Sapiens markets its solutions globally through its direct sales force and through marketing alliances with global IT solutions providers, such as IBM Corporation, Microsoft, and iGate. Sapiens has been working closely with IBM for over 10 years at what IBM refers to as a “Premier Business Partner” level. This cooperation is executed through close technology and marketing cooperation. Sapiens has recently qualified as a Microsoft Gold certified partner. These alliances enable Sapiens to reach a broader base of customers while complementing Sapiens’ partners’ offerings.

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

Sapiens collaborates with its customers to tailor Sapiens INSIGHT™ solutions to achieve the unique operational performance goals of each organization. In addition, Sapiens has executed independent projects for the insurance market, providing enhanced information access and visibility to empower the sales, agent and broker communities, thus accelerating transaction processing for improved customer service and business efficiency.  Most of Sapiens’ insurance solutions, which include the Sapiens INSIGHT™ family, are based on Sapiens eMerge which enables rapid solution development and maintenance.  Sapiens INSIGHT™ is designed for the Property and Casualty insurance markets, and the Life and Pension insurance markets. For each of Sapiens’ geographic target markets – namely the United States, Europe and Israel, Sapiens has invested in matching its solutions to the specific market needs, focusing on market standards and regulations. These solutions can be further customized to match specific legacy systems and business requirements, while providing pre-configured functionality.

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

Sapiens’ solutions are designed for an extensive list of computing platforms and technologies including IBM zSeries and iSeries, HP-Unix at the host server-side and Windows 2000 / XP Web Servers. Due to the separation between business logic, data access logic and presentation logic, applications developed for a particular computing platform and database are seamlessly portable to other supported computing platforms and databases.  The platform-independent nature of Sapiens’ solutions allows them to be scaled according to the needs of the organization. Sapiens eMerge™ has proven to be extremely scalable, allowing the daily execution of hundreds of millions of business rules for tens of thousands of concurrent users.

Services

IT Services. Sapiens provides customers with specialized IT services in many areas, including project management, application development/enhancements, application platform porting services and general technical assistance. Sapiens’ personnel work with the customer for the duration of the entire project through proven methodologies on a fixed price and time basis. These IT services can be classified as: (a) consulting services that are not deemed essential to the functionality of the license (such as migration of applications to various platforms and technical assistance with project management); and (b) consulting services that involve significant implementation and customization of Sapiens’ software to customer specific requirements.

Outsourcing of Application Maintenance. Sapiens’ outsourcing services performed on its customers’ applications were developed from Sapiens’ strong, long-term relationships with its customers. Sapiens is currently servicing multi-year outsourcing contracts involving mission-critical systems. The outsourcing engagements are typically performed with a combination of onsite and offsite services as required by Sapiens’ customers.

Customers

Sapiens INSIGHT™. Sapiens INSIGHT suites of insurance solutions are offered in two territories – (a) North America and Europe, and (b) the Middle East and Africa. Sapiens’ customers generate direct written premiums in the range of $80 million to in excess of $5 billion per year.  However, given the flexibility and modularity of Sapiens' INSIGHT™ suite of solutions, its offerings can accommodate smaller and larger organizations just as well.

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

Revenues Distribution Among Operating Segments

The following table summarizes our revenues by operating segments for the periods indicated:

	Software Services	Proprietary Software Products		Total
	Matrix	Magic Software	Sapiens
	$ in thousands
Year ended December 31,
2010	408,881	88,578	52,235	549,694
2009	368,345	55,350	45,695	469,390
2008	397,790	61,919	43,534	503,243

Geographical Distribution of Revenues

The following table summarizes the revenues from our IT products and services by geographic regions of our customers, for the periods indicated:

	Year ended December 31,
	2010	2009	2008
	$ in thousands

Israel	412,922	368,230	393,391
International:
United States	73,075	38,862	47,098
Other	63,697	62,298	62,754
	136,772	101,160	109,852
Total	549,694	469,390	503,243

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

As a result, our competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements. They may also benefit from greater purchasing economies, offer more aggressive product and service pricing or devote greater resources to the promotion of their products and services. In addition, in the future, we may face further competition from new market entrants and possible alliances between existing competitors. We also face additional competition as we continue to penetrate international markets. As a result, we cannot assure you that the products and solutions we offer will compete successfully with those of our competitors. Furthermore, several software development centers worldwide offer software development services at much lower prices than we do. Due to the intense competition in the markets in which we operate, software products prices may fluctuate significantly. As a result, we may have to reduce the prices of our products.

Matrix’s principal competitors in the domestic Israeli market are Israeli IT services companies and systems integrators, the largest of which are Ness Technologies Inc., Team-Malam, Taldor, Aman, the Elad Group, Yael and One.  Matrix’s international competitors in the Israeli marketplace include HP and IBM.  These international competitors often use local subcontractors to provide personnel for contracts performed in Israel. Most of these international entities are also business partners of Matrix.

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

Examples of Sapiens’ competitors are:

In the United States: GuideWire, Duck Creek, Exigen, CSC, Camilion, ISI, SunGard, Accenture, OneShield, Insurity, IDP, The Innovation Group.

In Europe, the Middle East and Africa: GuideWire, DuckCreek, SunGard and RDT.

In Israel: FIS and Comtech.

In addition, Sapiens faces competition from internal IT departments, who often prefer to develop solutions in-house.

Seasonality

Even though not reflected in our financial results, traditionally, the first and third quarters of the fiscal year have tended to be slower quarters for some of our subsidiaries and the industries in which they operate.  The first quarter usually reflects a decline following an active fourth quarter as companies seek to complete transactions and projects and utilize budgets before the end of the fiscal year.  The relatively slower third quarter reflects reduced activities during the summer months in many of the regions where our customers are located. In addition, our quarterly results are also influenced by the number of working days in each period. During the Jewish holidays period (typically at the end of the third quarter and beginning of the fourth quarter), when the number of working days is lower, we tend to see a decrease in our revenues.

Software Development

The software industry is generally characterized by rapid technological developments.  In order to maintain technological leadership, we engage in ongoing software development activity through our subsidiaries, aimed both at creating new proprietary software and services, as well as enhancing and customizing existing products and services.  This effort includes introducing new supported programming languages and database management systems; improving functionality and flexibility; and enhancing ease of use. We work closely with current and potential end-users, our strategic partners and leaders in certain industry segments to identify market needs and define appropriate product enhancements and specifications.

Intellectual Property Rights

We rely on a combination of trade secret, copyright and trademark laws and non-disclosure agreements, to protect our proprietary know-how. Our proprietary technology incorporates processes, methods, algorithms and software that we believe are not easily copied.  Despite these precautions, it may be possible for unauthorized third parties to copy aspects of our products or to obtain and use information that we regard as proprietary.  We believe that, because of the rapid pace of technological change in the industry generally, patent and copyright protection are less significant to our competitive position than factors such as the knowledge, ability and experience of our personnel, new product development and ongoing product maintenance and support.

C.           Organizational Structure

Formula is the parent company of the Formula Group.

The following table presents certain information regarding the control and ownership of our significant subsidiaries, as of March 1, 2011.

Subsidiary	Country of Incorporation	Percentage Of Ownership
Matrix IT Ltd.	Israel	50.1%

Magic Software Enterprises Ltd.	Israel	51.3%

Sapiens International Corporation N.V.	Curaçao	72.3%

The ordinary shares of Magic Software and the common shares of Sapiens are traded on the NASDAQ Global Market and on the TASE, and the ordinary shares of Matrix are traded on the TASE.

D.           Property, Plants and Equipment

Our corporate headquarters, as well as the research and development and sales and marketing headquarters of Magic Software, are located in Or-Yehuda, Israel.  In December 2009, Magic Software sold the office building in which our corporate headquarters are located for consideration of $5.2 million.  As part of this transaction, Magic Software entered into a lease with respect to its and our office space, constituting approximately 39,300 square feet, pursuant to a lease agreement which expires in December 2014.  Magic Software has an option to terminate the lease agreement upon six months prior written notice.

In addition, Magic Software leases office space in the United States, Europe and Asia.

Matrix leases approximately 100,000 square feet of office space in Herzlia, Israel pursuant to a lease which expires on October 31, 2015.   Matrix also leases an aggregate of approximately 194,000 square feet of office space in several other locations in Israel.

Sapiens leases approximately 45,000 square feet of office space in Rehovot, Israel, pursuant to a lease which expires in July 2015.  Sapiens also leases office space in the United States, United Kingdom and Japan.

Various subsidiaries of our three principal subsidiaries also lease office space in various locations worldwide.

We believe that our properties are adequate for our present uses. If in the future we require additional space to accommodate our growth, we believe that we will be able to obtain this additional space without difficulty and at commercially reasonable prices.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Formula is the parent company of subsidiaries and affiliates, referred to collectively as the Formula Group.  We are principally engaged, via our three publicly traded subsidiaries—Magic Software, Matrix and Sapiens—in which we hold a controlling interest, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.  We consolidate the results of operations of our subsidiaries in which we hold a controlling interest.  We do not conduct independent operations at our parent company level.  Our operating results are, and have been, directly influenced by the consolidation and cessation of consolidation of our subsidiaries, which could cause significant fluctuations in our consolidated operating results.  Consequently, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and you should not rely on these comparisons as indications of our future performance.

In accordance with ASC 360 Property, Plant and Equipment and following the sale of our entire shareholdings in nextSource, in October 2009, nextSource’s results of operations, assets and liabilities were classified as attributed to discontinued operations, and, as a result, we reclassified certain figures in our financial statements relating to prior periods.

We recognize revenues in two categories: the delivery of software services and the delivery of proprietary software solutions. All of our subsidiaries, including IT services companies and proprietary software solutions companies, recognize revenues from the delivery of software services, and most of them recognize revenues in both revenue categories.  For ease of reference, we have separated our subsidiaries into these categories in accordance with the category in which each subsidiary has earned most of its revenues (although each type of revenue is nevertheless recorded according to actual revenue type, rather than based on strict, subsidiary-demarcated categories).

Our functional and reporting currency

Beginning in 2007, Formula changed its functional currency from NIS to the dollar, since most of its assets are denominated in dollars. This was done based on indicators in accordance with ASC 830 Foreign Currency Matters.  Prior to 2007, Formula operated primarily in the economic environment of the NIS and its functional currency was the NIS. The functional currencies of Formula’s subsidiaries are the NIS and the dollar.  Formula has elected to use the dollar as its reporting currency for all years presented.

Formula translates the financial statements of its subsidiary whose functional currency is the NIS into dollars under the principles described in ASC 830. Assets and liabilities have been translated at period-end exchange rates.  Results of operations have been translated at the exchange rate at the dates on which those transactions occurred or at an average rate. We present differences resulting from translation under shareholders’ equity in the item “Accumulating Other Comprehensive Income (Loss)”.  In the consolidation, Formula presents the financial statements of subsidiaries whose functional currency is the dollar at the original amounts.

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

Revenue Recognition

Revenues from IT services are generally recognized in accordance with ASC 605, “Revenue Recognition” and Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” when IT service is provided, and after persuasive evidence of an arrangement exists, no significant company obligations remain, collection of the resulting receivable is reasonably assured, and the fees are fixed or determinable.

Revenues derived from software license agreements are recognized in accordance ASC 985 “Software”, upon delivery of the software when collection is probable, where the license fee is otherwise fixed or determinable, and when there is persuasive evidence that an arrangement exists.

 As required by ASC 985-605, we determine the value of the software component of our multiple-element arrangements using the residual method when vendor specific objective evidence, or VSOE, of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Revenues from consulting services, on an hourly basis, are recognized as the services are rendered. Revenues from maintenance and training are recognized over the service period.

Certain of the software license sales may also include implementation and customization services with respect to such software license sales. In addition, we also provide consulting services that are not deemed essential to the functionality of the license, as well as outsourcing IT services.

Revenues from license fees (included in the proprietary software products segment) that involve implementation and customization of our software to customer specific requirements are generated by fixed-price or time-and-materials contracts. Such revenues generated by fixed-price contracts are recognized in accordance with ASC 605-35 “Revenue Recognition - Construction-Type and Production-Type Contracts”. Fixed-price contracts revenues are recognized using contract accounting on a percentage-of-completion method.

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2010, no estimated losses were identified.

Under time-and-materials contracts, we are reimbursed for labor hours at fixed hourly billing rates, and recognize revenues as the services are provided.

In cases where we act as the principal and bears the risks and rewards derived from the transaction, revenue is presented on a gross basis.

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

Software Development Costs

Development costs of software, which is intended for sales that are incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of ASC No. 985 “Software”.

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, “Costs of Software to be Sold, Leased or Marketed”.

Our technological feasibility is established upon completion of a detailed program design or working model.

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

We assess the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2010, 2009 and 2008, no impairment was required.

Goodwill

We apply ASC 350, “Intangible - Goodwill and Other”.  We perform our goodwill annual impairment test to our reporting units at December 31 of each year, or more often if indicators of impairment are present.

As required by ASC 350, the impairment test is accomplished using a two- step approach. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. We compare the fair value of each reporting unit to its carrying value ('step 1') and if the fair value exceeds the carrying value of the reporting unit net assets, goodwill is considered not impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any; of the carrying value of goodwill over its implied fair value ('step 2').

At December 31, 2009, the market capitalization of one reporting unit was below its carrying value. We determine the fair value of this reporting unit using the Income Approach, which utilizes a discounted cash flow model, as we believe that this approach best approximates its fair value at this time. Assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, we evaluated the reasonableness of the estimated fair value of this reporting unit by reconciling to its market capitalization. The ability to reconcile the gap between the market capitalization and the fair value depends on various factors, some of which are quantitative, such as an estimated control premium that an investor would be willing to pay for a controlling interests in our company, and some of which are qualitative and involve management judgment, including stable relatively high backlog and growing pipe line.

During the years ended December 31, 2010, 2009 and 2008, no impairment was required.

Impairment in Value of Long-Lived Assets and Intangible Assets Subject to Amortization

Our long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2008, 2009 and 2010, no impairment was identified.

As required by ASC 820, “Fair Value Measurements”, effective January 1, 2009, we apply assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

Share-Based Compensation

We account for share-based compensation in accordance with ASC 718, “Compensation- Stock Compensation”. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of income. We recognize compensation expenses for the value of our awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures.

Certain of our subsidiaries used until 2009, the Black-Scholes option-pricing model to measure the fair values of the awards at the date of grant, which requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. Commencing 2010, all subsidiaries use the Binomial option-pricing model (or the Binomial model) to measure the fair values of the awards at the date of grant. Expected volatility is calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected option term represents the period that our stock options are expected to be outstanding and was determined based on historical experience of similar options, giving consideration to the contractual terms of the stock options.

ASC 718 requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model, where applicable. Share-based compensation expense recognized in our consolidated statements of operations for 2010, 2009 and 2008 includes compensation expense for share-based awards granted (i) prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of ASC 718, and (ii) subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of ASC 718.

Business Combinations

Effective January 1, 2009, we adopted the amended ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development (or IPR&D) to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

ASC 805 is applied prospectively for all business combinations occurring after January 1, 2009, except for changes in valuation allowance related to deferred tax assets and changes in acquired income tax position originating from business combinations that occurred prior to the effective date of this ASC, which are recognized in earnings following the adoption date.

Fair Value Measurement

We account for certain assets and liabilities at fair value under ASC 820, “Fair Value Measurements and Disclosures”. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 -	Significant other observable inputs based on market data obtained from sources independent of the reporting entity;
Level 3 -	Unobservable inputs which are supported by little or no market activity (for example cash flow modeling inputs based on assumptions).

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. We categorized each of our fair value measurements in one of these three levels of hierarchy.

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities and foreign currency forward contracts.

The carrying amounts reported in our balance sheet for cash and cash equivalents, trade receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

Variable Interest Entities

ASC 810-10, “Consolidation” provides a framework for identifying Variable Interest Entities ( or VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

Our assessment of whether an entity is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions. Those include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimates of whether a group entity can finance its current activities, until it reaches profitability, without additional subordinated financial support.

Effective January 1, 2010, we adopted an updated guidance for the consolidation of variable interest entities. This new guidance replaces the prior quantitative approach for identifying which enterprise should consolidate a variable interest entity, which was based on which enterprise was exposed to a majority of the risks and rewards, with a qualitative approach, based on which enterprise has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. Determination about whether an enterprise should consolidate a variable interest entity is required to be evaluated continuously as changes to existing relationships or future transactions. The adoption of this standard did not have a material impact on our financial position or results of operations.

The U.S-based consulting and staffing services business that Magic Software acquired in January 2010 through its wholly owned subsidiary, Fusion Solutions LLC, is considered to be a VIE.

Fusion Solutions LLC is the primary beneficiary of the VIE, as a result of the fact that it holds the power to direct the activities of the acquired business which significantly impact its economic performance and Fusion Solutions LLC has the right to receive benefits accruing from the acquired business.

Income Taxes

We and our subsidiaries account for income taxes in accordance with ASC 740, “Income Taxes”. This Statement prescribes the use of the asset and liability method, whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We and our subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Recently Issued Accounting Pronouncements

ASU 2010-06. In January 2010, the FASB updated the “Fair Value Measurements Disclosures” codified in ASC 820. More specifically, this update require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to us, this update became effective as of the first quarter ended December 31, 2010, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting of December 31, 2010. The adoption of the new guidance did not have a material impact on our consolidated financial statements.

ASU 2010-09. In February 2010, the FASB issued ASU 2010-09 - amendments to certain recognition and disclosure requirements of Subsequent Events codified in ASC 855. This update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for “SEC Filers.” Nevertheless this still requires us to evaluate subsequent events through the date that the financial statements are issued. The adoption of the new guidance did not have a material impact on our consolidated financial statements.

ASU 2009-13. In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition of multiple deliverable revenue arrangements codified in ASC 605-25. These amendments, modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. These amendments establish a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We have not adopted the guidance early.

ASU 2010-28. In December 2010, the EITF issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts codified in ASC 350, “Intangibles - Goodwill and Other”. Under ASC 350, testing for goodwill impairment is a two-step test, in which Step 1 compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit is less than its carrying value, Step 2 is completed to measure the amount of impairment, if any. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 if it appears more likely than not that a goodwill impairment exists.

In determining whether it is more likely than not that a goodwill impairment exists, an entity would consider whether there are any adverse qualitative factors indicating that an impairment may exist (e.g., a significant adverse change in the business climate). We do not believe that the adoption of the new guidance will have a material impact on our consolidated financial statements.

ASU 2010-29. In December 2010, the EITF issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations codified in ASC 805, “Business Combinations”. This ASU responds to diversity in practice about the interpretation of the pro forma disclosure requirements for business combinations. When a public entity's business combinations are material on an individual or aggregate basis, the notes to its financial statements must provide pro forma revenue and earnings of the combined entity as if the acquisition date(s) had occurred as of the beginning of the annual reporting period. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented (the year in which the acquisition occurred and the prior year) should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period.

The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. We have determined not to adopt the new guidance early.

A.	Operating Results

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. Revenues in 2010 increased by 17.1% from $469.4 million in 2009 to $549.7 million in 2010. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by 27.9% from $380.6 million in 2009 to $451.2 million in 2010, and revenues from the sale of proprietary software solutions increased from $88.8 million in 2009 to $98.5 million in 2010. The increase in software services revenues was attributable to the growth in Matrix's revenues in 2010 and to the increase in Magic Software’s revenues due to the acquisition of a U.S.-based IT professional services business by Magic Software’s subsidiary in January 2010, which were partially offset by the adverse impact of the devaluation of the NIS against the dollar on translation into dollars of revenues generated in NIS. The increase in proprietary software solutions revenues was primarily due to the increase in Sapiens' revenues, reflecting the increased demand for its solutions, partially in light of the improved world economic environment, which influenced such demand.

Cost of Revenues. Cost of revenues consists primarily of wages, personnel expenses, subcontracting and other related expenses, amortization of capitalized software, and hardware and other materials costs. Cost of revenues increased by 17.1% from $352.3 million in 2009 to $412.5 million in 2010, mainly due to the accompanying growth in revenues in 2010. As a percentage of revenues, costs of revenues in 2010 and 2009 were 75.0% and 75.0%, respectively. Our software services sales are generally characterized by a lower gross margin than sales of proprietary software solutions. The cost of revenues for proprietary software solutions increased to $46.3 million in 2010 from $43.1 million in 2009. The cost of revenues for software services increased from $309.2 million in 2009 to $366.2 million in 2010, mainly due to the increase in cost of revenues of software services in Matrix and Magic.

Research and Development, costs, net. Research and development costs consist primarily of wages and related expenses and, to a lesser degree, consulting fees we pay to independent contractors engaged in research and development. Research and development costs, net, consist of research and development costs, gross, less capitalized software costs. Research and development costs, gross, increased to $14.7 million in 2010 from $11.2 million in 2009, mainly due to the increase in research and development activity in 2010, as partially offset by the devaluation of the NIS against the dollar in 2010, which reduced the dollar value of NIS denominated R&D expenses. In 2010, we capitalized software costs of $9.2 million compared to $6.8 million in 2009. Capitalization of software costs in 2009 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and Sapiens). Research and development costs, net, increased from $4.4 million in 2009 to $5.5 million in 2010, mainly due to the factors described with respect to the corresponding increase in gross research and development costs in 2010. As a percentage of revenues, research and development costs, net, increased from 0.9% in 2009 to 1.0% in 2010, reflecting an insignificant change. Research and development costs, net, in 2010 were attributable primarily to Magic Software and Sapiens which had research and development costs, net of approximately $2.1 million and $3.3 million, respectively. Amortization of capitalized software costs was $9.2 million in 2010 and $8.4 million in 2009, which amounts were included in cost of revenues.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, severance and related expenses, travel expenses, selling expenses, rent, utilities, depreciation, amortization and professional fees. Selling, general and administrative expenses in 2010 increased to $84.5 million compared to $77.3 million in 2009. As a percentage of revenues, selling, general and administrative expenses were 15.4% in 2010 and 16.5% in 2009. The increase in selling, general and administrative expenses was primarily attributable to the increase in selling and marketing activities and bonus and commissions fees as a result of increased sales in 2010.

Other Income, net. We recorded other expense of $0.2 million in 2010 and other income of $1.7 million in 2009. Our other income in 2009 was mainly attributable to the sale of Magic Software’s office building in December 2009.

Operating Income. Our operating income increased from $37.0 million in 2009 to $47.0 million in 2010. The increase in operating income was attributable to the revenues increase of all of our subsidiaries, as follows: Matrix had operating income of $33.5 million in 2010 compared to $28.1 million in 2009; Magic Software had operating income of $9.3 million in 2010 compared to $4.3 million in 2009; and Sapiens had operating income of $6.7 million in 2010 compared to $5.3 million in 2009.

Financial Expenses, net. Financial expenses, net increased from $231,000 in 2009 to $4.4 million in 2010. Financial expenses, net, is influenced by various factors, including our cash balances, loan balances, outstanding debentures, changes in market value of trading marketable securities, changes in the exchange rate of the NIS against the dollar, changes in the exchange rate of the dollar against the Euro and changes in the Israeli CPI. The increase in financial expenses, net in 2010 was mainly attributable to (i) gains from trading marketable securities related to the significant increase in value of our trading marketable securities that we experienced in 2009, as well as (ii) gain from swap deals entered into by Matrix in 2009, each of which reduced our net financial expenses in 2009, but which were absent in 2010, thereby leading to increased net financial expenses in 2010.

Taxes on Income. Taxes on income decreased to $6.5 million in 2010 compared to $8.3 million in 2009. The decrease in taxes on income in 2010 was mainly attributable to the decrease in deferred tax liability of Matrix.

Equity in Gains (Losses) of Affiliate Companies, net. Our equity in losses of affiliates, net was $1.1 million in 2010, compared to $335,000 in 2009. Equity in losses of affiliates was attributable primarily to our equity in losses of Matrix.

Net Income Attributable to Non-Controlling Interests. Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies which are not wholly owned by Formula during each of the periods indicated. Net income attributable to non-controlling interests in 2010 was $16.6 million compared to $14.0 million in 2009. This increase was primarily attributable to the improvement in the results of all of our subsidiaries.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues. Revenues decreased 6.7% in 2009, from $503.2 million in 2008 to $469.4 million in 2009. This decrease reflected corresponding decreases in revenues from each of the two categories of our operations as follows: revenues from the delivery of software services decreased 7.3%, from $410.7 million in 2008 to $380.6 million in 2009, and revenues from the sale of proprietary software solutions decreased to $88.8 million in 2009 from $92.6 million in 2008, a 4.0% decrease. The vast majority of the revenues from the delivery of software services are generated in NIS, and, accordingly, the decline in software services revenue was attributable to the negative impact of the devaluation of the NIS relative to the dollar on translation into dollars of revenues generated in NIS. The decrease in revenues from the sale of our software solutions was primarily due to the decrease in Magic Software’s revenues, which itself was mainly attributable to the lower demand caused by the global economic downturn and to exchange rate fluctuations.

Cost of Revenues. Cost of revenues consists primarily of wages and related expenses and hardware and other materials costs. Cost of revenues decreased 5.7% from $373.8 million in 2008 to $352.3 million in 2009 mainly due to (i) the reduced dollar value of the NIS-denominated costs that were incurred in providing our software services and software solutions in 2009, given the devaluation of the NIS against the dollar, as well as (ii) the reduced demand for our software solutions in 2009, in light of the global economic downturn, which caused an accompanying reduction in revenues and cost of revenues. As a percentage of revenues, cost of revenues in 2009 and 2008 were 75.1% and 74.3%, respectively. As described above, our software services sales are generally characterized by a lower gross margin than sales of proprietary software solutions. Cost of revenues for proprietary software solutions decreased to $43.1 million in 2009 from $43.2 million in 2008. Cost of revenues for software services decreased from $330.5 million in 2008 to $309 million in 2009.

Research and Development Costs, net. Research and development costs consist primarily of wages and related expenses and, to a lesser degree, consulting fees we pay to independent contractors engaged in research and development. Research and development costs, net, consist of research and development costs, gross, less capitalized software costs. Research and development costs, gross, decreased to $11.2 million in 2009 compared to $13.0 million in 2008, a decrease of 13.8%, mainly due to the devaluation of the NIS against the dollar in 2009, which reduced the dollar value of NIS-denominated wages, fees and expenses, as well as the decrease in labor expenses. In 2009, we capitalized software costs of $6.8 million compared to $6.4 million in 2008, thereby further reducing our net research and development costs in 2009 relative to 2008. Capitalization of software costs in 2009 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and Sapiens). Research and development costs, net decreased from $6.6 million in 2008 to $4.4 million in 2009, a decrease of 33.3%, mainly due to the factors described with respect to the corresponding decrease in gross research and development costs in 2009. As a percentage of revenues, research and development costs, net decreased from 1.3% in 2008 to 0.9% in 2009. Research and development costs, net in 2009 were attributable primarily to Magic Software and Sapiens, which had research and development costs, net of approximately $1.3 million and $2.7 million, respectively. Amortization of capitalized software costs was $8.4 million in 2009 and $7.0 million in 2008, which amounts were included in cost of revenues.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, severance and related expenses, travel expenses, selling expenses, rent, utilities, depreciation, amortization and professional fees. Selling, general and administrative expenses decreased to $77.3 million in 2009 from $90.5 million in 2008, a decrease of 14.6%. As a percentage of revenues, selling, general and administrative expenses were 16.5% in 2009 and 18.0% in 2008. The decrease in selling, general and administrative expenses was primarily attributable to salary cost reduction together with management expense control initiatives across all of our subsidiaries, as we tried to reduce such expenses in light of the unfavorable economic climate and accompanying reduction in revenues.

Other Income, net. We recorded other income of $1.7 million in 2009, which is mainly attributable to the sale of Magic Software’s office building.  In December 2009, we recorded expenses of $0.6 million in 2006.

Operating Income. Our operating income increased from $31.9 million in 2008 to $37.0 million in 2009, an increase of 13.8%. The increase in operating income was attributable to our ability to reduce operating expenses (particularly selling, general and administrative expenses) to a greater extent than the countervailing reduction in our revenues and gross profit in 2009. The increase in operating income in 2009 was reflected by the improvement in the operating results of each of our significant subsidiaries, as follows: Matrix had operating income of $28.1 million in 2009 compared to $27.5 million in 2008; Magic Software had operating income of $6.2 million in 2009 compared to $4.3 million in 2008; and Sapiens had operating income of $5.3 million in 2009 compared to $2.5 million in 2008.

Financial Expenses, net. Financial expenses, net decreased from $5.9 million in 2008 to $231,000 in 2009. Financial expenses, net, is influenced by various factors, including our cash balances, loan balances, outstanding debentures, changes in market value of trading marketable securities, changes in the exchange rate of the NIS against the dollar, changes in the exchange rate of the dollar against the Euro and changes in the Israeli CPI. The decrease in financial expenses, net in 2009 was mainly attributable to the increase in value of our trading marketable securities portfolio, as well as to gain from swap transactions carried out by Matrix.

Gain (Loss) on Realization of Shareholdings, net. Loss on realization of shareholdings in 2008 was $337,000 and $0 in 2009. In 2009, a new accounting standard ASC 810 (FAS160) established a reporting standard for non-controlling interests in a subsidiary and for the consolidation of a subsidiary, by requiring that all non-controlling interests in subsidiaries be reported as equity in consolidated financial statements.

Taxes on Income. Taxes on income increased to $8.3 million in 2009 compared to $3.3 million in 2008, which increase was mainly attributable to the increase in income tax liability of Matrix.

Share in Losses of Affiliated Companies, net. Our share in losses of affiliated companies, net was $335,000 in 2009 compared to $216,000 in 2008. Our share in the losses of our affiliated companies primarily reflected our share of losses of affiliates of Matrix.

Net Income Attributable to Non-Controlling Interests. Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies which are not wholly owned by Formula, during each of the periods indicated. Net income attributable to non-controlling interests was $14.0 million and $10.8 million in 2009 and 2008, respectively. This increase is primarily attributable to the improvement in the results of all of our subsidiaries in 2009.

Impact of Inflation and Currency Fluctuations on Results of Operations

Most of our revenues and expenses from our software services are denominated in NIS. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars using the average exchange rate over the period during which the transactions occur, in accordance with U.S. GAAP. Therefore, we are exposed to the risk that the devaluation of the NIS relative to the U.S. dollar may reduce the revenue growth rate for our software services in dollar terms. The representative exchange rate of the NIS to the dollar in 2010, 2009 and 2008, as reported by the Bank of Israel, was NIS 3.7330 per US$1, NIS 3.9326 per US$1 and NIS 3.5878 per US$1, respectively. On the other hand, a significant portion of our revenues from proprietary software products is currently denominated in Euros, Japanese Yen and the British Pound, whereas a substantial portion of our expenses relating to those products, principally salaries and related personnel expenses, are denominated in NIS. As a result, the devaluation of the Euro or those other currencies relative to the dollar reduces the revenue growth rate for our proprietary software products in dollar terms, thereby adversely affecting our operating results. At the same time, the appreciation of the NIS relative to the dollar, which occurred in 2008 and 2010 (based on the representative exchange rates in 2008, 2009 and 2010), increases the relative value of the NIS-denominated operating costs related to our proprietary software product revenues, and, therefore, adversely affects our profitability and harms our competitive position in the markets.

Since most of our expenses are incurred in NIS, the dollar cost of our operations also rises as a result of any increase in the rate of inflation in Israel, to the extent that such inflation is not offset, or is only offset on a lagging basis, by the devaluation (if any) of the NIS against the dollar during a relevant period of time. The Israeli rate of inflation amounted to 3.8%, 3.9% and 2.7% for the years ended December 31, 2008, 2009 and 2010, respectively, thereby compounding the impact of the appreciation of the NIS relative to the dollar in 2008 and 2010, and partially offsetting the depreciation of the NIS relative to the dollar in 2009, and thereby adversely affecting our U.S. dollar measured results of operations in each such year.

An increase in the rate of inflation in Israel may also have a material adverse effect on our financial results by increasing our financial expenses, as certain of our credit facilities are denominated in NIS and are generally linked to the Israeli CPI, so to the extent that the CPI rises so will our financial expenses.

To date, we have not engaged in significant currency hedging transactions. In the future, we may enter into more or larger currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the NIS, Euro, Japanese Yen or British Pound against the dollar, and from increases in the Israeli inflation rate. However, we cannot assure you that these measures will adequately protect us from the adverse effects of those fluctuations.

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation (appreciation) of NIS against the US$*	Devaluation (appreciation) of Euro against the US$*
	%	%	%
2008	3.8	(1.1)	5.6
2009	3.9	(0.7)	(3.6)
2010	2.7	(6.1)	6.6

*Reflects the change in the exchange rate from January 1 to December 31 of the relevant year, rather than the difference in the average exchange rate over the course of each year relative to the previous year.

B.	Liquidity and Capital Resources

Since inception, we have financed our growth and business primarily through cash provided by operations and through public debt and equity offerings, as well as through private and public debt and equity offerings of our subsidiaries. In addition, we finance our business operations through short-term and long-term loans and borrowings available under our credit facilities.

Current Outlook

We had cash and cash equivalents and short-term investments of $148.7 million and $158.2 million at December 31, 2010 and December 31, 2009, respectively. At December 31, 2010 and December 31, 2009, we had indebtedness to banks and others of $9.8 million and $18.6 million, respectively, of which $6.7 million and $10.0 million were current liabilities and $3.1 million and $8.6 million were long-term liabilities as of those respective dates.

In January 2009, we received a short-term loan of approximately $3.0 million from the First International Bank of Israel Ltd., which is secured by a pledge on a portion of our shareholdings in one of our subsidiaries. This loan matured and was repaid in December 2010.

From time to time, our subsidiaries also maintain credit facilities with banks and issue debt instruments such as debentures in accordance with their cash requirements. These credit facilities and debentures include, inter alia, certain covenants related to our subsidiaries’ operations, such as the required maintenance of a minimum level of shareholders’ equity and the achievement of certain operating results targets. Some of our subsidiaries’ assets are pledged to the lender banks and debenture holders. If any of our subsidiaries does not meet the covenants specified in its credit agreement or indenture (or equivalent agreement with the debenture holders), and a waiver with respect to the fulfillment of such covenant has not been received from the lender bank or representative of the debenture holders, the lender bank or debenture holders (via the action of their representative) may foreclose on the pledged assets to satisfy a debt.

Currently, of our three significant subsidiaries, only Matrix has such credit facilities and debentures (Series A) outstanding. The Series A debentures were originally issued in August 2007 in an original principal amount of NIS 250 million (approximately $67 million, based on the representative exchange rate of NIS 3.733 per $1 reported by the Bank of Israel for the 2010 fiscal year). Matrix had aggregate short-term obligations of NIS 80.2 million (approximately $21.4 million) and aggregate long-term obligations of NIS 123.1 million (approximately $34.7 million) outstanding as of December 31, 2010 under its credit facilities and debentures. These credit facilities expire over a period of time that ranges from 1 to 3 years, while the principal amount of the debentures (following a partial redemption of approximately $12.8 million of the principal amount of the debentures in November 2008) is to be repaid in four annual installments, on December 31, 2010, 2011, 2012 and 2013. The first such payment (following the November 2008 redemption) in an approximate amount of $14.7 million was made on December 31, 2010. The outstanding debentures bear interest at an annual rate of 5.15%, as to be adjusted based on changes in the Israeli CPI. The effective interest rate on the debentures was 5.21% as of December 31, 2010. The long-term debt obligations (including debentures) of Matrix bear interest at an average annual rate of 3.2%.

We believe that our current cash reserves, together with cash that may be distributed to us from the ongoing operations of our subsidiaries and any credit that we may choose to draw upon that is available under our (and our subsidiaries’) existing credit facilities should be sufficient for our present working capital requirements for at least the next 12 months at our current level of operations. We will consider in the future additional equity issuances, debt issuances or borrowings from banks if necessary to meet cash needs for our growth, including if needed to consummate one or more acquisitions for consideration consisting of all or a substantial portion of our available cash. Should we require additional financing in the future, we cannot assure you that such financing will be available on favorable terms or at all.

Cash Provided by Operating Activities

Cash flow provided by our operating activities in 2010 was $53.4 million, which compared to cash flow provided by operating activities of $55.6 million in 2009. Net cash provided by operations in 2010 consists primarily of our subsidiaries ongoing operations activity and of net income adjusted for non cash activity, including depreciation and amortization of capitalized research and development assets and customer relations and an increase in trade payables and customer advances, offset by an increase in trade receivables, changes in deferred income taxes assets and increase in inventory. Cash flow provided by operating activities in 2010 was primarily comprised of $ 26.2 million provided by Matrix, $12.1 million by Sapiens and $ 14.4 million by Magic Software, reflecting the $21.8 million, $ 6.2 million and $9.4 million of net income generated by these subsidiaries, respectively, in 2010, as adjusted for non-cash operating line items and changes in non-cash operating assets and liabilities. Net cash provided by operations in 2009 consists primarily of our subsidiaries ongoing operations activity and of net income adjusted for non cash activity, including depreciation and amortization of capitalized research and development assets and customer relations, decrease in trade receivables and other account receivables, offset by decrease in other accounts payables, gain from sale of our subsidiary, gain from increase in value of marketable securities and gain from sale of property, plants and equipment. Cash flow provided by operating activities in 2009 was primarily comprised of $32.9 million provided by Matrix, $13.5 million by Sapiens and $7.5 million by Magic Software, reflecting the $20.3 million, $4.2 million and $6.2 million of net income generated by these respective subsidiaries in 2010, as adjusted for non-cash operating line items and changes in non-cash operating assets and liabilities.

Cash Used in Financing Activities

Cash flow used in our financing activities was $42.7 million and $53.0 million in the years ended December 31, 2010 and 2009, respectively, mainly reflecting the cumulative effect of the following financing-related transactions that occurred over the course of those years:

Year Ended December 31, 2010:

In April 2010, Formula distributed to its shareholders a cash dividend of $1.47 per share. The aggregate amount distributed by Formula was approximately $20.0 million.

In December 2010, Magic Software consummated a private placement of ordinary shares and warrants with several institutional and private investors for aggregate gross proceeds of $21.4 million before costs ($20.3 million net of issuance expenses). If the warrants are exercised in full, Magic Software will receive additional proceeds of approximately $9.4 million.

On December 31, 2010, Matrix made the first payment of the principal of the debentures (Series A) that it had issued in August 2007, in an amount of NIS 50.6 million (approximately $15.9 million, together with interest on such principal amount.

In 2010, Matrix distributed to its shareholders cash dividends in the aggregate amount of approximately $14.7 million, of which $7.3 million was paid to non controlling interest in Matrix.

In January 2010 Magic distributed to its shareholders cash dividend of $16 million, of which $ 6.6 million was paid to non controlling interest in Magic

Year Ended December 31, 2009:

In January 2009, Formula distributed to its shareholders a cash dividend of approximately $2.27 per share. The aggregate amount distributed by Formula was approximately $30 million.

In January 2009, Formula received a short-term loan of approximately $3 million from First International Bank of Israel Ltd.

In 2009, Matrix distributed to its shareholders cash dividends in the aggregate amount of approximately $16.6 million, of which $8.4 million was paid to non controlling interest in Matrix.

During 2009, Matrix repaid long-term bank loans of approximately $7.4 million.

In 2009, Sapiens paid to its debenture holders an aggregate of $5.8 million, representing the fourth and last payment of the principal of the debentures (Series A).

Cash Used in Investing Activities

Net cash used in our investing activities was $3.4 million in 2010 and $12.8 million in 2009, mainly reflecting the cumulative effect of the following investment-related transactions that occurred over the course of those years:

Year Ended December 31, 2010:

In February 2010, a subsidiary of Magic Software completed the acquisition of the consulting and staffing business of a US-based IT services company for a purchase price of approximately $13.7 million, of which $8.6 million was paid in cash upon closing and the remainder is to be paid over the next three years.

In October 2010, Magic Software purchased an 88% interest in a consulting and staffing services company for cash consideration of $ 1.6 million.

During 2010, Matrix (in certain cases, via its subsidiaries) acquired all of the outstanding shares of certain businesses, including a company that provides technology solutions for tour operators, wholesalers and airlines, for an aggregate of $2 million in cash.

In 2010, Sapiens acquired Harcase, a Toronto-based provider of software solutions to the North American insurance industry for a total consideration of $ 3.0 million of which $2.2 was paid in cash.

In 2010, our subsidiaries capitalized software development costs and other costs in an aggregate amount of $9.2 million.

In 2010, we sold marketable securities for aggregate consideration of $12.2 million and decrease our short term deposits by $13.4 million.

Year Ended December 31, 2009:

In October 2009, we completed the sale of our entire 100% shareholdings in our subsidiary nextSource, for aggregate consideration of approximately $12 million, of which $8 million was paid to us in cash and the remainder was received by us via the release of $4 million of bank deposits that were previously pledged in favor of banks to secure obligations of nextSource.

In 2009, we purchased in the open market 285,262 shares of Matrix for an aggregate consideration of $1.2 million.

In 2009, our subsidiaries capitalized software development costs and other costs in an aggregate amount of $6.8 million.

In 2009, Matrix made an additional payment of $6.4 million to the seller of TACT Computers and Systems Ltd. (a company that it had previously acquired).

During 2009, Matrix acquired certain businesses for an aggregate of $2.7 million.

In December 2009, Magic Software sold its Israel-based headquarters’ office building for an aggregate of $5.2 million, of which $4.9 million was received in December 2009.

In 2009, we sold marketable securities for aggregate consideration of $1.6 million.

Company Commitments and Contingent Liabilities

We do not have material commitments for capital expenditures by Formula as of December 31, 2010 or as of the date of this annual report.

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Indemnification of Office Holders.”

Subsidiary Commitments and Contingent Liabilities

Our subsidiaries do not have any material commitments for capital expenditures as of December 31, 2010 or as of the date of this annual report.

Our subsidiary, Sapiens, has a commitment to Israel’s Office of the Chief Scientist, or the OCS, and to Israel’s Marketing Promotion Fund to pay royalties at a rate of 3%-3.5% of the proceeds from the sale of software products which were developed with the assistance of the OCS and marketed with the assistance of the Marketing Promotion Fund. The amount of royalties is limited to 100%-150% of the amount received. Sapiens is only obliged to repay the grants received from the OCS if revenue is generated from the sale of the said software products. Pursuant to a settlement agreement that Sapiens entered into with the OCS in September 2009, which settled a historic dispute concerning royalty payments which the OCS claimed were owing to it in connection with past grants received by Sapiens from the OCS, Sapiens has paid an aggregate of approximately $2.4 million to the OCS through March 1, 2011, and the balance of the contingent liability in respect of such commitments amounted to approximately $5.86 million as of December 31, 2010. The amount of the liability to the OCS remains to be finally determined based on a technological review by the OCS of Sapiens.

As alluded to above (see “—Current Outlook”), the loan agreements and indentures (or equivalent agreements governing debentures) of our subsidiaries (currently, only Matrix has such agreements in effect) contain a number of conditions and limitations on the way in which they can operate their businesses, including limitations on their ability to raise debt and sell or acquire assets. For example, Matrix’s loan agreement includes a negative pledge with respect to Matrix’s assets, as well as limitations on Matrix’s ability to provide guarantees to third parties and sell or transfer its assets. Matrix’s loan agreement and its agreement with its debenture holders also contain various covenants which require it to maintain certain financial ratios related to shareholders’ equity and operating results that are customary for companies of comparable size.

Our subsidiaries have provided bank guarantees aggregating to approximately $15.3 million (as of December 31, 2010) as security for the performance of various contracts with customers. If our subsidiaries were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

Our subsidiaries have also provided additional bank guarantees aggregating to $3.2 million (as of December 31, 2010) as security for rent to be paid for their offices. If our subsidiaries were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees pay amounts claimed to be due.

Some of our subsidiaries have in place liens on leased vehicles, leased equipment and other assets in favor of leasing companies

Effective Corporate Tax Rates in Israel

Corporate Tax

Following the tax reform enacted in 2003, an Israeli company is subject to tax on its worldwide income. An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence, subject to certain conditions. Israeli tax payers are also subject to tax on income from a controlled foreign corporation, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if such subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income, or capital gains).

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

The regular rate of corporate tax, to which Israeli companies are subject to in 2011, is 24%. Under current legislation, such tax rate is due to be reduced further to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and onwards). However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, as discussed further below, may be considerably less. Our international operations are taxed at the local effective corporate tax rate in the countries of our subsidiaries’ residence. In the future we may derive an increasing percentage of our income from operations outside of Israel. If that occurs, our effective tax rate may increase. However, we expect that this increase will be offset by carried forward accumulated losses of consolidated companies.

As of 2010, Israeli companies are subject to regular corporate tax rate on their capital gains. In 2009, Israeli companies were generally subject to capital gains tax at a rate of 25% for such gains (other than capital gains from the sale of listed securities derived by companies with respect to which the provisions of Section 6 of the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985, or the Inflationary Adjustments Law, or the provisions of Section 130A of the Israeli Income Tax Ordinance, 1961, or the Ordinance, applied immediately before the 2006 Tax Reform came into force, which were subject to the regular corporate tax rate).

Taxation of Non-Israeli Subsidiaries Held by an Israeli Parent Company

Non-Israeli subsidiaries of an Israeli parent company are generally subject to tax in their countries of residence under tax laws applicable to them in such countries. Such subsidiaries could also be subject to Israeli corporate tax on their income if they were to be managed and controlled from Israel. In such case, double taxation could ensue unless an applicable tax treaty provides applicable rules for relief from double taxation or such relief is available under internal law.

An Israeli parent company may also be required to include in its income on a current basis, as a deemed dividend, certain income derived by its subsidiaries under the Israeli Controlled Foreign Corporation rules, regardless of whether such income is distributed or not. Under these rules, a non-Israeli subsidiary is considered to be a controlled foreign corporation, if, among other things, a majority of the subsidiary’s means of control are held by Israeli residents, most of its revenues or income is passive (such as interest, dividends, royalties, rental income or income from capital gains) and that such income is taxed at a rate that does not exceed 20%. An Israeli parent company that is subject to Israeli taxes on such deemed dividend income, may generally receive a credit for foreign taxes paid by its subsidiaries in their country of residence and for deemed foreign taxes to be withheld upon the actual distribution of such income.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an “Approved Enterprise”, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee. Certain of the companies in the Formula Group have been granted Approved Enterprise status under the Investment Law. Accordingly, subject to compliance with applicable requirements, the portion of our subsidiaries’ undistributed income derived from our Approved Enterprise programs shall be exempt from income tax for a period of two to four years, followed by five to eight years with reduced tax rate of 25% on income derived from Approved Enterprise investment programs. In order to qualify for these incentives, an Approved Enterprise is required to comply with the requirements of the Investment Law. We cannot assure you that these companies will comply with all of the applicable requirements, that these companies will obtain approval for additional Approved Enterprises, that the provisions of the Investment Law will not change, or that the minimum requirement of foreign shareholding portion will be reached or maintained for each subsequent year.

The Investment Law has been amended several times over the last years, with the two most significant changes effective as of April 1, 2005 (which we refer to as the 2005 Amendment), and as of January 1, 2011 (which we refer to as the 2011 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduces new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 may choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and elect the benefits of the 2011 Amendment.

The following discussion is a summary of the Investment Law prior to its amendments as well as the relevant changes contained in the new legislation.

Tax benefits for Approved Enterprises approved before April 1, 2005

Under the Investment Law prior to its amendment, a company that wished to receive benefits had to receive an approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor, which we refer to as the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. Our significant Israeli subsidiary, Magic Software, as well as the Israeli subsidiary of another of our significant subsidiaries, Sapiens, which all have Approved Enterprise programs in place, have chosen to receive the benefits through the alternative benefits track with respect to their respective programs. Under the alternative benefits track, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location within Israel of the Approved Enterprise. The benefits commence on the date in which that taxable income is first earned. Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period. The benefits period under Approved Enterprise status is limited to 12 years from completion of the investment or commencement of production, or 14 years from the date of the approval, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. In our case, subject to compliance with applicable requirements stipulated in the Investment Law and its regulations and in the specific certificate of approval, as described above, the portion of our applicable Israeli subsidiaries’ undistributed income derived from their Approved Enterprise programs will be exempt from income tax for a period of two to four years, followed by five to eight years with reduced tax rate of 25% on income derived from Approved Enterprise investment programs.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or FIC. A FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as a FIC is made on an annual basis. A FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

The tax rates and related levels of foreign investments with respect to a FIC that has an Approved Enterprise program are set forth in the following table:

Percentage of non-Israeli ownership	Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be required to recapture the deferred corporate income tax applicable to the amount distributed (grossed up to reflect such tax) at the rate that would have been applicable had such income not been tax-exempted under the alternative route. This rate generally ranges from 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares. Such company may also be required to record a deferred tax liability with respect to such tax-exempt income prior to its distribution.

In addition, dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate provided under an applicable tax treaty. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 25%, or at the lower rate under an applicable tax treaty. In the case of a FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval with respect thereto, as described above. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest.

Tax benefits under the 2005 Amendment that became effective on April 1, 2005.

On April 1, 2005, the Israeli Parliament passed an amendment to the Investment Law, in which it revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the 2005 Amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the 2005 Amendment provides tax benefits to both local and foreign investors and simplifies the approval process. If the investment programs of the Formula Group companies comply with the requirements of the law, they will be entitled to certain tax benefits. We cannot assure you that any additional investment program adopted by any of these companies in the future will comply with the requirements of the law or that the tax benefits for investment programs will continue at current levels.

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. However, the 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from export.

The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive tax benefits. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Benefited Enterprise may, at its discretion, approach the Israeli Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) that derive more than 25% of their business income from export to specific markets with a population of at least 12 million. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all the conditions that are set out in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise, and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise are determined, among other things, by the geographic location of the Benefited Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in the company in each year, as explained above.

Dividends paid out of income derived by a Benefited Enterprise (or out of dividends received from a company whose income is derived from a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income derived from a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to a qualified FIC, in which case the 12-year limit does not apply. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax at a rate otherwise applicable to the company in the year the income was earned (i.e. 25%, or lower in the case of a FIC which is at least 49% owned by non-Israeli residents) on an amount consisting of such divided amount, grossed up by the otherwise applicable corporate tax rate. Such company may also be required to record a deferred tax liability with respect to such tax-exempt income prior to its distribution.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest, or other monetary penalty.

Tax benefits under the 2011 Amendment that became effective on January 1, 2011.

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and onward. A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership (a) that was registered under the Israeli Partnerships Ordinance and (b) all limited partners of which are companies incorporated in Israel, but not all of them are governmental entities, which, in the case of the company and companies referenced in clauses (i) and (ii)(b), have, among other things, Preferred Enterprise status and are controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate will be reduced to 12.5% and 7%, respectively, in 2013-2014 and to 12% and 6% in 2015 and thereafter, respectively. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that: (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (24% in 2011), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should be made by way of an application to the Israeli Tax Authority by June 30, 2011 and may not be withdrawn); and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. However, a company that has such an Approved Enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law, as amended in 2011; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011. Our subsidiaries have not yet completed their evaluation of the likely effect of these provisions of the 2011 Amendment and, at this time, have not yet decided whether to file a request to apply the new benefits under the 2011 Amendment.

C.	Research and Development, Patents and Licenses, etc.

The net amounts that we spent on research and development activities in 2010, 2009 and 2008 totaled $5.5 million, $4.4 million and $6.6 million, respectively. For more information about our research and development activities, see “Item 4. Information on the Company—Business Overview— Software Development.”

For information concerning our intellectual property rights, see “Item 4. Information on the Company— Business Overview— Intellectual Property Rights.”

D.	Trend Information

Demand for our software consulting services, proprietary software products and computer-based business solutions depends in large part upon the level of IT capital spending and investment in IT projects by our customers. We experienced a recovery in the markets for our products and services in 2010, reflected in improved levels of revenues and profitability –realized by each of our three significant subsidiaries.

Some uncertainty remains, however, as to whether the current improvements can be sustained. We are concerned that global economic and financial uncertainty, which has caused, among other things, relatively tight credit markets, lower levels of liquidity and reduced corporate profits and capital spending, may have a negative effect on our results of operations prospectively. While the improvement in the global economy has lessened the impact of the global recession of late 2008 and 2009, continued uncertainty as to the strength of the world economic recovery continues to assert negative pressures that may prospectively adversely impact spending by our customers on our proprietary software products and IT services.

The economic conditions in preceding years had reduced the willingness or ability of our customers and prospective customers to commit funds to IT projects, and may reduce their ability to pay for our products and services after purchase. That trend resulted in a longer sales cycles and increased pressure on pricing. If such a trend returns, it would adversely affect our results of operations. See “Item 3. Risk Factors—Risks Relating to Our Business—Unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.”

As we continue to market new products and penetrate international markets, we expect that our selling, general and administrative expenses will continue to be relatively high.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2010.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years	Other (1)
	$, in thousands
Long-term debt obligations (2)	57,092	22,084	35,008	—	—	—

Lease obligations	69,956	26,120	31,252	9,644	2,940	—

Liability in respect of the acquisition of activities	8,721	3,963	4,166	—	592	—

Other long-term liabilities reflected on our balance sheet under U.S. GAAP	10,165	—	—	—	—	10,165

Total	$145,934	$52,167	$70,426	$9,644	$3,532	$10,165

(1)	Other obligations include severance pay which was not funded by us, the due date of which is unknown.
(2)	Does not include interest.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information about our directors and senior management as of March 1, 2011.

Name	Age	Position	Expiration of Current Term of Directorship/Office
Guy Bernstein	43	Chief Executive Officer	March 2016 or upon 180 days advanced written notice of either party
Nir Feller	38	Chief Financial Officer	No formal arrangement regarding expiration of term of office
Marcin Rulnicki	35	Chairman of the Board of Directors	2011 annual shareholders meeting
Marek Panek	41	Director	2011 annual shareholders meeting
Dafna Cohen (1)	41	Director	2011 annual shareholders meeting
Dr. Ronnie Vinkler (1)(2)	65	Director	March 2013
Ofer Lavie (1) (2)	66	Director	March 2013

(1)           Serves on the audit committee of our board of directors.

(2)           Serves as an external director under the Companies Law. See “Item 6. Directors, Senior Management and Employees—Board Practices—External directors; Audit Committee; Internal Auditor; Approval of Certain Transactions Under the Companies Law,” below.

Guy Bernstein was appointed our Chief Executive Officer in January 2008. Mr. Bernstein served as a member of our board of directors from November 2006 to December 2008. Mr. Bernstein served as a director of Emblaze Ltd., or Emblaze, our former controlling shareholder and a publicly-traded company listed on the London Stock Exchange, from April 2004 until February 2011. From December 2006 to November 2010, Mr. Bernstein also served as chief executive officer of Emblaze, and, prior thereto, from April 2004 to December 2006, as the chief financial officer of Emblaze. Mr. Bernstein serves as the chairman of the board of directors of each of Matrix and Sapiens and as an acting chief executive officer and director of Magic Software, where he served as the chief financial and operations officer from 1999 until 2004, when he joined Emblaze. He joined Magic Software from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he served as senior manager from 1994 to 1997. Mr. Bernstein holds a B.A. degree in accounting and economics from Tel Aviv University and is a certified public accountant in Israel.

Nir Feller has served as our Chief Financial Officer since September 2009. Mr. Feller has served as the vice president of finance of Emblaze from January 2009 until the current time and has served as a director of Matrix since August 2009. From 2006 to 2008, Mr. Feller served as the director of finance of Emblaze. Prior to that, from 2004 to 2006, Mr. Feller served as the controller of the Emblaze group of companies. Mr. Feller holds an M.B.A. from the Tel-Aviv University and a B.A. in economics and accounting and is a certified public accountant in Israel.

Marcin Rulnicki has served as one of our directors since November 2010, as a representative of Asseco (our controlling shareholder) on the board.  Since September 2009, Mr. Rulnicki has been employed at Asseco as Corporate Finance Manager, and is responsible for the financial aspects of international acquisitions and supervises companies operating under Asseco South Western Europe.  Mr. Rulnicki is a member of the Management Board of Asseco South Western Europe S.A. and a member of the supervisory board of Time Solutions Sp. z o.o.  Since July 2008, he has also run an independent consulting business, which has participated in investment and restructuring projects. .  From August 2006 to July 2008, Mr. Rulnicki served as Executive Officer of Zachodni Fundusz Inwestycyjny NFI S.A., an investment fund listed on the Warsaw Stock Exchange, where he was responsible for strategic and operational management of the fund (including its restructuring group) and for communications with the capital markets.  In such role, he also managed the fund’s investment projects.  Prior to such time, from 2002 to 2006, Mr. Rulnicki worked at Heitman Financial, a company specializing in the management of investment funds for real estate, where he led the team responsible for financial SPVs investing in real estate in Central and Eastern Europe.  From 2000 to 2002, Mr. Rulnicki worked as an auditor in Arthur Andersen and then in Ernst & Young.  Mr. Rulnicki is a graduate of Poznan University of Economics (the faculty of Management), where he earned a Master of Economics, with a specialization in Capital Investment and Financial Strategies.  He is also a statutory auditor.

Marek Panek has served as one of our directors since November 2010, as a representative of Asseco.  Since January 2007, Mr. Panek has served as Vice President of the Management Board and Director of the Sales Coordination and Partners Co-operation Department of Asseco, where he supervises the Marketing Department, PR & IR  Department and the Office of EU projects.  Mr. Panek also holds several other positions at Asseco and its affiliates, including Chairman of the Board of Asseco DACH (since August 2008), director of Sintagma UAB (since July 2008), Chairman of the Board of Asseco Resovia S.A. (since August 2010) and member of the Supervisory Board of Asseco Central Europe, a.s .(since November 2009).  During 2007-2008, Mr. Panek served as the Chairman of the Management Board of Asseco SEE and President of the Board of Asseco Romania.  Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996); Marketing Director (from October 1996 to March 2003); Sales and Marketing Director (from April 2003 to March 2004); and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007).  Prior to joining Asseco, Mr. Panek was employed at the Department of Electronics in Gantel Sp. z o.o. from 1993 to 1995.  Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having been awarded a master’s degree in engineering.

Dafna Cohen has served as one of our directors since October 2009. Ms.Cohen also serves as director of XTL Biopharmaceuticals Ltd and Inventech Central Ltd. Ms Cohen serves from 2010 as Director of Treasury of MediaMind Technologies. Prior to that Ms.Cohen served as director of investments and treasurer of Emblaze from 2005 to 2009. Prior to that, Ms. Cohen served as an investment manager for Leumi Partners and as a department manager at the derivatives sector and a foreign securities dealer of Bank Leumi. Ms. Cohen holds an M.B.A.in finance and a B.A. degree in economics and political science, both from The Hebrew University of Jerusalem.

Dr. Ronnie Vinkler has served as one of our external directors and as a member of our audit committee since March 2007. Dr. Vinkler is an independent business development and management analysis consultant. From 2003 until 2009, Dr. Vinkler also served as a director of Kaman Capital Ltd. In 2002 and 2003, Dr. Vinkler served as general manager of Icom Mobile (Israel). From 2000 to 2002, he served as general manager of B.I.S. Advanced Software Solutions Ltd. Since 2003, Dr. Vinkler has overseen business development for several companies including Tesnet and Aman Computers. Dr. Vinkler holds a B.Sc. degree in aeronautical engineering and industrial engineering and management from the Technion, Israel Institute of Technology, and an M.Sc. and Ph.D in aeronautical engineering from Caltech, California Institute of Technology.

Ofer Lavie has served as one of our external directors and as a member of our audit committee since March 2007. Mr. Lavie is an independent financial business development consultant.  From 1999 to 2005, Mr. Lavie served as the chief financial officer of Metalink Ltd., a public company listed on the NASDAQ Global Market and the TASE. Mr. Lavie also currently serves as a director of Yozma Pension Fund for Self Employed Ltd. a member of the Migdal Group companies. Mr. Lavie also serves as a director of Alpa Cosmetics Ltd. and as an external director of each of Procognia (Israel) Ltd. and Shaniv Paper Industries Ltd., public companies listed on the TASE. In addition, Mr. Lavie serves as the chief executive officer of the CFO Forum Education Center in Israel. Mr. Lavie holds a B.Sc. degree in economics from Tel Aviv University.

Arrangements for the Election of Directors

Asseco, our largest shareholder (holding approximately 50.2% of our outstanding share capital), has the ability to control the election of all members of our board of directors (other than our external directors). Other than as described immediately above, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such. In addition, there are no family relationships among our executive officers and directors.

B.	Compensation

In 2010, Formula paid to its directors and executive officers (which, through November 25, 2011— the date of Asseco’s acquisition of 50.2% of Formula’s outstanding shares from Emblaze— consisted of nine persons, and for the rest of 2010, consisted of the current seven individuals listed above in the table under “—Directors and Senior Management”) direct remuneration and provided related benefits of approximately $1.8 million, in the aggregate. This aggregate compensation amount includes amounts set aside or accrued to provide pension, retirement or similar post-employment benefits, which themselves totaled less than $5,000 in 2010.

The above aggregate compensation amount does not include the following:

·   amounts expended by us for automobiles made available to Formula’s officers;

·   expenses, including business travel, professional and business association dues and expenses, for which Formula reimburses its officers; and

·   other fringe benefits that companies in Israel commonly reimburse or pay to their officers.

The above aggregate compensation amount includes payment of director’s fees. Formula compensates its external directors and other directors in accordance with the regulations promulgated under the Companies Law.

Under Israeli law, Formula is not required to disclose, and has not otherwise disclosed, the compensation of its senior management and directors on an individual basis.

Under his service agreement with us, our Chief Executive Officer, Mr. Guy Bernstein, is entitled to a monthly salary, as well as an annual bonus in an amount equal to 3.3% of our net profit (including capital gains) after tax. An advance of 70% of the estimated bonus with respect to each year is paid over the course of the year, divided into quarterly installments, which is estimated based on our quarterly financial statements and is subject to final adjustment at the end of the year.

For information regarding options to purchase ordinary shares granted to Mr. Bernstein, see “Item 6.E. Share Ownership” below. For a description of our 2008 Share Option Plan pursuant to which such options were granted and other options or share awards that may be granted from time to time to our directors, executive officers, employees and consultants, see “Item 6.E. Share Ownership— Arrangements Involving the Issue or Grant of Options to Purchase Shares— Formula’s 2008 Share Option Plan” below.

C.	Board Practices

Pursuant to our articles of association, directors are generally elected at the annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Our existing board of directors may also appoint a new director to the board, in which case the newly appointed director holds office until the next annual general meeting of shareholders immediately following such appointment. Our board is currently comprised of 5 persons, of which each of Dr. Ronnie Vinkler and Ofer Lavie has been determined by the board to be independent within the meaning of the Listing Rules of the NASDAQ Stock Market (or the NASDAQ listing rules), on which our ADSs are listed for trading. These same two directors serve as our external directors, as mandated under Israeli law, and are therefore subject to additional criteria to help ensure their independence. See “External Directors Under the Companies Law” below. In addition, as described below under “—Audit Committee”, while due to her past affiliation with our former controlling shareholder, Emblaze, she is not currently considered “independent” under the NASDAQ listing rules, Ms. Dafna Cohen has been determined by our board of directors to nevertheless be “independent” within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and therefore serves on the audit committee of our board of directors. Each of our directors, except for the external directors, holds office until the next annual general meeting of shareholders and may then be re-elected. Our officers are appointed by our board of directors.

Under the Companies Law, a person who lacks the necessary qualifications and the ability to devote an appropriate amount of time to the performance of his or her duties as a director shall not be appointed director of a publicly traded company. While determining a person’s compliance with such provisions, the company’s special requirements and its scope of business shall be taken into consideration. Where the agenda of a shareholders meeting of a publicly traded company includes the appointment of directors, each director nominee should submit a declaration to the company confirming that he or she has the necessary qualifications and that he or she is able to devote an appropriate amount of time to performance of his or her duties as a director. In the declaration, the director nominee should specify his or her qualifications and confirm that the restrictions set out in the Companies Law do not apply.

Under the Companies Law, if a director ceases to comply with any of the requirements provided in the Companies Law, such director must immediately notify the company, and his or her term of service shall terminate on the date of the notice.

External Directors Under the Companies Law

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two external directors. This law provides that a person may not be appointed as an external director if the person is a relative of the controlling shareholder of the company or if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subject, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation or one of certain other prohibited relationships with the company or any person or entity controlling (or relative of such controlling person), controlled by or under common control with the company (or, in the case of a company with no controlling shareholder, any affiliation or one of certain other prohibited relationships with a person serving as chairman of the board, chief executive officer, a substantial shareholder or the most senior office holder in the company’s finance department). The term “affiliation” and the similar types of prohibited relationships include:

·     an employment relationship;

·     a business or professional relationship, even if not maintained on a regular basis (but excluding a de minimis level relationship);

·     control; and

·     service as an office holder (as defined in the Companies Law and described under “—Exculpation, Insurance and Indemnification of Directors and Officers” below).

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she accepts, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than amounts prescribed under the Companies Law regulations (as described below) or indemnification, the company's undertaking to indemnify such person, exemption and insurance coverage. If, at the time of election of an external director, all other directors who are not the company's controlling persons or their relatives are of the same gender, the external director to be elected must be of the other gender. External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority voted in favor of election includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting (abstentions are disregarded in this calculation), or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the election of the director does not exceed two percent (2%) of the aggregate voting rights in the company.

Pursuant to the Companies Law, all external directors must have accounting and financial expertise or professional qualifications, and at least one external director must have accounting and financial expertise. A director with “accounting and financial expertise” is a director that due to his or her education, experience and skills has a high expertise and understanding in financial and accounting matters and financial statements, in such a manner which allows him to deeply understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have “professional qualifications” if he or she either (i) has an academic degree in economics, business management, accounting, law or public service, (ii) has an academic or other degree or has completed other higher education, all in the field of business of the company or relevant for his/her position, or (iii) has at least five years experience as either a senior managing officer in the company’s line of business with a significant volume of business, a public office, or a senior position in the company’s main line of business. Our board of directors has determined that Mr. Ofer Lavie has the requisite accounting and financial expertise while Dr. Ronnie Vinkler has professional expertise as required of our external directors under the Companies Law.

An external director may be removed from office only: (i) by a court, upon determination that the external director to be so removed ceased to meet the statutory qualifications for his or her appointment or if he or she violated his or her duty of loyalty to the company; (ii) by the same percentage of shareholders, acting through a shareholders meeting, as is required for his or her election, if the board of directors has determined that the external director to be so removed has ceased to meet the statutory qualifications for his or her appointment or violated his or her duty of loyalty to the company and has proposed the removal to the shareholders. Such determination by the board of directors is to be made in the first meeting of the board of directors to be convened following learning of the said cessation or violation. An external director who ceases to meet the conditions for his or her service as such must notify the company immediately and such service shall cease immediately upon such notification.

The initial term of an external director is three years and may be extended by the general meeting of shareholders, for up to two additional three year terms, provided that his or her service for each such additional term is recommended by one or more shareholders holding at least one percent (1%) of the company’s voting rights and is approved by a majority at a shareholders meeting, which majority must include both criteria described above with respect to his or her initial election. In October 2009, Dr. Vinkler and Mr. Lavie were reappointed as our external directors, each to hold office until March 2013. In accordance with the regulations under the Companies Law (Relieves for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel, 2000), dual listed companies, like us, may re-appoint an external director for additional three-year terms, in excess of the nine years as described above, if the audit committee and the board of directors confirm that, due to the expertise and special contribution of the external director to the work of the board and its committees, his or her re-appointment is in the best interests of the company. The same special majority is required for election of the external director for each additional three-year term.

Each committee of a company’s board of directors is required to include at least one external director and the audit committee must include all of the external directors.

An external director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any compensation, directly or indirectly, in connection with services provided as an external director or otherwise to the company.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control, including engagement to serve as an executive officer or director of the company or a company controlled by its controlling shareholder or employment by, or providing services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director, for a period of two years (which prohibition also applies to other relatives of the former external director for a period of one year).

Qualifications of Directors Generally Under the Companies Law

Under the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors (not merely external directors) who must have accounting and financial expertise (according to the same criteria described above with respect to external directors under “—External Directors Under the Companies Law”). In accordance with the Companies Law, the determination of the board should be based on, among other things, the type of the company, its size, the volume and complexity of its activities and the number of directors. Based on the foregoing considerations, our board determined that the number of directors with financial and accounting expertise in our company shall not be less than one. As described above under “—External Directors Under the Companies Law,” currently Mr. Ofer Lavie has been determined by the board to possess such accounting and financial expertise.

Independent Directors Under the Companies Law

Under a recent amendment to the Companies Law, the audit committee of a publicly traded company must consist of a majority of independent directors. An “independent director” is defined as an external director and as a director who meets the following criteria:

•
he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications; and

•
he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

The foregoing amendment to the Companies Law further provides that a company may also elect to impose, via the adoption of a propose set of corporate governance rules, certain independence requirements with respect to the composition of the board of directors as a whole. Those requirements, if undertaken by a company, mandate that (i) if the company has no controlling shareholder or no shareholder that holds at least 25% of the company’s voting rights, most of the members of the board must be independent directors, whereas (ii) if the company has a controlling shareholder or a shareholder that holds at least 25% of the voting rights, then at least one-third of the directors need to be independent directors.
As of the date of this annual report, we have not elected to adopt these corporate governance rules.

Audit Committee

In addition to the foregoing requirement with respect to the majority of its members being independent directors, the Companies Law requires public companies such as ours to appoint an audit committee, comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The chairman of the board of directors, or any director employed by or otherwise providing services to the company or to a controlling shareholder or any entity controlled by a controlling shareholder, may not be a member of the audit committee. Under the Companies Law (under an amendment adopted in 2011 that has not yet gone effective), our audit committee is responsible for (i) determining whether there are delinquencies in the business management practices of the company, including in consultation with the company’s internal auditor or the independent auditor, and making recommendations to the board to improve such practices, (ii) determining whether to approve certain related party transactions (including compensation of office holders (as defined under “—Exculpation, Insurance and Indemnification of Directors and Officers” below)) or transactions in which an office holder has a personal interest and whether such transaction is material, (iii) where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the board and propose amendments thereto, (iv) examine the company's internal controls and internal auditor's performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the company's special needs and size), (v) examine the scope of the company's auditor's work and compensation and submit its recommendation with respect thereto to the corporate organ considering the appointment thereof (either the board or the general meeting of shareholders) and (vi) determine procedures with respect to the treatment of company employees' complaints as to the management of the company's business and the protection to be provided to such employees. In compliance with new regulations under the Companies Law, our audit committee also approves our financial statements, thereby fulfilling the requirement that a board committee provide such approval. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, or take any other action required under the Companies Law, unless at the time of approval a majority of the committee’s members are present, of whom a majority consist of independent directors and at least one of them is an external director.

The NASDAQ listing rules and U.S. securities laws likewise require that we maintain an audit committee, all of whose members are independent of management. In accordance with the Sarbanes-Oxley Act of 2002 and the NASDAQ requirements, our audit committee’s direct responsibilities include the appointment, compensation, retention and oversight of our independent auditors (which itself also requires shareholder ratification under Israeli law). The committee’s U.S. and NASDAQ mandated responsibilities also include assisting the board in monitoring our financial statements and the effectiveness of our internal controls. We have adopted a formal audit committee charter that we have implemented, embodying these responsibilities.

Our audit committee consists of our two external directors, Dr. Ronnie Vinkler and Mr. Ofer Lavie, as well as Ms. Dafna Cohen. Each of Dr. Vinkler and Mr. Lavie qualifies as an independent director under both the NASDAQ listing rules and Rule 10A-3 of the Exchange Act. Ms. Cohen, due to her past affiliation with our former controlling shareholder, Emblaze, is not currently independent under the NASDAQ listing rules but is nevertheless independent under Exchange Act Rule 10A-3. As described under “—NASDAQ Exemptions for a Foreign Private Issuer” below in this Item 6.C and in “Item 16G. Corporate Governance,” we have elected to follow home country practice in lieu of the NASDAQ listing requirement that all audit committee members meet the NASDAQ independence criteria. Therefore, in order for Ms. Cohen to serve on the audit committee, she need not be independent under the NASDAQ independence definition, provided that she at least meets the SEC’s Exchange Act independence definition (the board has determined that she does). The board has furthermore determined that Ms. Cohen is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert.”

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

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ listing rule 5615(c)(1) since Asseco holds more than 50% of our voting power. Therefore, under NASDAQ listing rule 5615(c)(2), we are exempt from the following requirements of NASDAQ listing rules 5605(b), (d) and (e) (we rely upon such exemption with respect to each of the requirements described below):

•    The majority of the company’s board of directors must qualify as independent directors, as defined under NASDAQ listing rule 5605(a)(2).
•    The compensation of the chief executive officer and all other executive officers must be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors (subject to limited exceptions).

•    Director nominees must either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors (subject to limited exceptions).
•    The company must certify that it has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under U.S. federal securities laws.

NASDAQ Exemptions for a Foreign Private Issuer

We are also a foreign private issuer within the meaning of NASDAQ listing rule 5005(a)(18), since we are incorporated in Israel and we meet the other criteria set forth for a “foreign private issuer” under Rule 3b-4(c) under the Exchange Act. Therefore, pursuant to NASDAQ listing rule 5615(a)(3), we may follow home country practice in lieu of certain provisions of the NASDAQ listing rule 5600 series and certain other NASDAQ listing rules. Pursuant to this allowance, we have opted out from complying with the majority independence requirement for our board of directors as a whole under NASDAQ listing rule 5605(b), given the fact that Israeli law (i.e., the Companies Law) does not impose such a requirement, and we have furthermore opted out from compliance with several other NASDAQ listing rules. Please see “Item 16G. Corporate Governance” below for a description of the manner in which we rely upon home country practice in lieu of complying with certain NASDAQ listing rules.

Exculpation, Insurance and Indemnification of Directors and Officers

The Companies Law codifies certain requirements and optional provisions that apply in our relationship with our “office holders.” An office holder is defined in the Companies Law as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) executive vice president, (vii) vice president, (viii) another manager directly subordinate to the managing director or (ix) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title. Our office holders consist of the individuals listed in the table under “Directors and Senior Management,” which is displayed under “Item 6. Directors, Senior Management and Employees”. Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, however, that such a breach is not related to a distribution of a dividend or any other distribution by the company.

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

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2010 was approximately $150,000.

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

We may undertake to indemnify an office holder as aforesaid, (a) prospectively, provided that in respect of (i) above, the undertaking is limited to categories of events that in the opinion of our board of directors are foreseeable in light of our operations at the time that the undertaking to indemnify is given, and for an amount or criteria that our board has determined as reasonable under the circumstances, and further provided that such events and amount or criteria are indicated in the indemnification undertaking, but in any event no more than 25% of Formula’s shareholders equity according to its most recent financial statements as of the date of the actual payment of indemnification; and (b) retroactively.

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

Directors’ Severance Benefits Upon Termination of Employment

We have not entered into any service contracts with any members of our board of directors that provide for specific benefits upon termination of employment, as none of our directors is employed by us or otherwise subject to a consulting or similar contract with us that provides benefits upon termination of employment or service. The only severance pay benefits that we provide are provided to employees as required under Israeli law and are described below in the section titled “Employees”.

D.	Employees

The table below sets forth the average number of employees employed by us, as allocated (i) among our three significant subsidiaries and (ii) by geographical area of employment, during each of the last three fiscal years:

	2010	2009	2008
Matrix	4,300	4,200	4,200
Magic Software	678	397	422
Sapiens	361	295	283
Total	5,339	4,892	4,905

	2010	2009	2008
In Israel	4,421	4,525	4,504
In Europe	228	114	117
In the United States and Canada	569	118	149
In Asia	121	135	135
Total	4,892	4,892	4,905

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

As of March 1, 2011, none of our directors or officers owned any shares of our company (whether actual ordinary shares or shares issuable upon exercise of options), except for Mr. Guy Bernstein, our Chief Executive Officer, as described below.

In January 2009, we granted to Mr. Bernstein, in connection with his service agreement with us, options to purchase 396,000 ordinary shares, exercisable at an exercise price of NIS 0.01 per share. These options were to vest over a three-year period, commencing on December 17, 2008, on a quarterly basis (except that they would accelerate immediately prior to the announcement of the Company's 2010 dividend). In accordance with the accelerated vesting provisions of the grant, Mr. Bernstein exercised all of the options in April 2010, prior to the distribution by Formula of its 2010 dividend. In accordance with the terms of the option grant, the shares issued upon exercise of the option were deposited with a trustee and Mr. Bernstein was not permitted to vote or dispose of them until the shares are released from the trust, as described in the grant letter. In January 2011, in contemplation of our amendment and extension of Mr. Bernstein’s service agreement with us, our board of directors determined that it was consistent with the intent of the original grant to immediately release from the trust 135,960 shares that had been issued upon exercise, after the lapse of two years since the option grant date. The remaining 260,040 shares remain in the trust.

In March 2011, concurrently with our amendment and extension of Mr. Bernstein’s service agreement, we approved the grant to Mr. Bernstein of an option exercisable for an additional 543,840 shares for no consideration, The option will be granted following submission of the 2011 Plan (as defined below) to the Israeli tax authorities and the expiration of the period required for such option to be approved for treatment under the capital gains route of Section 102 of the Ordinance. The option will vest in equal quarterly installments over a four year period that will commence in December 2011 and conclude in December 2015.

At the current time, to our best knowledge, Mr. Bernstein owns 396,000 of our ordinary shares, 260,040 of which remain deposited with the trustee and cannot be voted or disposed of by him, and furthermore will hold (subject to the Israeli tax related approval described above) the above-described option to purchase an additional 543,840 shares, which is not exercisable currently or within 60 days of the current time.

Arrangements Involving the Issue or Grant of Options to Purchase Shares

Formula’s 2008 Share Option Plan

In March 2008, our shareholders approved the adoption of Formula’s 2008 Employee and Office Holders Share Option Plan, which we refer to as the 2008 Plan. Pursuant to the 2008 Plan, we may grant from time to time to our and our subsidiaries’ employees and office holders (which are not Formula’s controlling shareholders) options to purchase up to 400,000 ordinary shares of Formula. The 2008 Plan is administered by our board of directors. The 2008 Plan provides that options may be granted, from time to time, to such grantees to be determined by our board of directors, at such exercise prices and under such terms as shall be determined by the board at its sole and absolute discretion. Options may be granted under the 2008 Plan through January 2018.

Of the options available for grant under the 2008 Plan, we granted in January 2009, options to purchase 396,000 ordinary shares to our Chief Executive Officer, each exercisable at an exercise price of NIS 0.01. As of March 17, 2011, options to purchase 4,000 shares remain available for future grants under the 2008 Plan.

Formula’s 2011 Share Incentive Plan

In March 2011, our board of directors adopted Formula’s 2011 Share Incentive Plan, which we refer to as the 2011 Plan. Pursuant to the 2011 Plan, we may grant from time to time to our and our subsidiaries’ employees, office holders (which are not Formula’s controlling shareholders) and consultants options to purchase, stock based awards or restricted shares with respect to, up to an aggregate of 545,000 ordinary shares of Formula. The 2011 Plan is administered by our board of directors. The 2011 Plan provides that options, restricted shares or other stock-based awards may be granted, from time to time, to such grantees to be determined by our board of directors, at such exercise prices and with such vesting or other terms as shall be determined by the board at its sole and absolute discretion. Options may be granted under the Plan through March 2021.

Of the options available for grant under the plan, we approved the grant, in March 2011, of options to purchase 543,840 ordinary shares to our Chief Executive Officer, each to be exercisable for no consideration. Assuming that such grant receives approval for treatment under the capital gains route of Section 102 of the Ordinance, options to purchase 1,160 shares will remain available for future grants under the 2011 Plan.

Option Plans of Our Subsidiaries

Our subsidiaries generally have share option plans pursuant to which qualified directors, employees and consultants may be granted options for the purchase of securities in these subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of Formula’s ordinary shares as of March 10, 2011 by each person known to us to be the beneficial owner of more than 5% of Formula’s ordinary shares based on information provided to us by our shareholders or disclosed in public filings with the SEC. Percentages expressed in the below table are based on 13,596,000 ordinary shares outstanding as of March 10, 2011, of which 13,335,960 ordinary shares are entitled to vote (the 260,040 shares that lack voting rights currently are being held in trust for our Chief Executive Officer, as described in “Item 6.E Share Ownership” above). Ordinary shares represented by ADSs are included both in the number of our outstanding ordinary shares and in determining the beneficial ownership of any particular shareholder or group of shareholders. None of the holders of the ordinary shares listed in the below table has voting rights different from other holders of Formula’s ordinary shares. Except where indicated otherwise, we believe, based on information furnished by these owners, that each of the beneficial owners of Formula’s shares listed below has sole investment and voting power with respect to such shares.

Name and Address	Shares Beneficially Owned		Percent of Class (1)	Percent of Voting

Asseco (2)	6,823,602		50.2%	51.2%

Menora Mivtachim Holdings Ltd.(3)	853,488	(4)	6.3%	6.4%

Clal Insurance Enterprises Holdings Ltd. (5)	1,030,022	(6)	7.6%	7.7%

Harel Insurance Investments & Financial Services Ltd. (7)	754,375	(8)	5.5%	5.7%

(1)
Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days of March 10, 2011, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(2)
In November 2010, Asseco purchased from Emblaze all of its shareholdings in Formula, i.e. 6,697,642 ordinary shares and concurrently purchased from Mr. Guy Bernstein (pursuant to an option agreement) an additional 135,960 ordinary shares, which, in the aggregate, constitute 6,823,602 ordinary shares, representing approximately 50.2% of our outstanding share capital and 51.7% of our outstanding voting rights. Asseco is a Polish joint stock company whose shares are publicly traded on the Warsaw Stock Exchange. The address of Asseco is Olchowa 14, 35-322 Rzeszow, Poland. Based on the Schedule 13D filed by Asseco with the SEC on December 6, 2010, and due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(3)
Menora Mivtachim Holdings Ltd., or Menora Holdings, is a holding company publicly-traded on the TASE. 61.9% of Menora Holdings’ outstanding shares are held, directly and indirectly, by Menachem Gurevitch, and 38.1% are publicly held. The address of Menora Holdings’ principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

(4)
Pursuant to Amendment No. 4 to Schedule 13D filed with the SEC on September 16, 2010, the shares reported as beneficially owned by Menora Holdings are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by wholly-owned subsidiaries of Menora Holdings, each of which operates under independent management and makes independent voting and investment decisions. .

(5)
Clal Insurance Enterprises Holdings Ltd., referred to as Clal Insurance, is publicly traded on the TASE. Based on publicly available information, the controlling shareholder of Clal Insurance is IDB Development Corporation Ltd. (which owns 56% of Clal Insurance), while Bank Hapoalim Ltd. holds a 10% interest in Clal Insurance. Clal Insurance’s principal business address is 48 Menachem Begin Street, Tel-Aviv 66180, Israel.

(6)
Pursuant to Amendment No. 5 to Schedule 13G filed on February 14, 2011, of the 1,030,022 ordinary shares reported as beneficially owned by Clal Insurance (i) 1,029,972 shares are held for members of the public through, among others, provident funds, mutual funds, pension funds, index-linked securities and insurance policies, which are managed by subsidiaries of Clal Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions; and (ii) 50 shares are held by third-party client accounts managed by Clal Finance Batucha Investment Management Ltd., a wholly owned subsidiary of Clal Finance Ltd., as portfolio managers, which operates under independent management and makes investment decisions independent of Clal Insurance and Clal Finance Ltd. and has no voting power in the securities held by such client accounts.

(7)
Harel Insurance Investments & Financial Services Ltd., or Harel, is an Israeli public company whose shares are traded on the TASE, with principal business address at Harel House; 3 Abba Hillel Street; Ramat Gan 52118, Israel. Based on publicly available information, its principal shareholders are members of the Hamburger family (who own, collectively, approximately 49.62% of its outstanding shares).

(8)
Pursuant to the Schedule 13G that Harel filed with the SEC on February 14, 2011, of the 754,375 ordinary shares reported as beneficially owned by Harel (i) 633,196 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 121,179 ordinary shares are beneficially held for its own account.

As of March 10, 2011, 13,596,000 ordinary shares were issued and outstanding, which excludes 24,780 ordinary shares that we purchased during 2002. On March 10, 2011, we had one shareholder of record, which was not a United States record holder. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders (including shares represented by ADSs) are recorded in the name of our Israeli share registrar, Israel Discount Bank Limited’s registrar company. All of our ordinary shares (including shares represented by ADSs) have equal voting rights. However, under applicable Israeli law, the shares that we have repurchased and currently hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

As of March 10, 2011, 946,454 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York Mellon, representing approximately 7.0% of our ordinary shares. As of that date, there were approximately 24 registered holders of our ADSs, of whom 21 record holders were United States residents. Such number of record holders is not representative of the actual number of beneficial holders of our ADSs in the United States.

We are unaware of any arrangements which may at a subsequent date result in a change in control of Formula.

B.	Related Party Transactions

Indemnification of Office Holders

We have undertaken to indemnify each of our office holders. Our office holders’ indemnification letters provide, among other things, that we will indemnify each of our office holders to the maximum extent permitted by our articles of association. Advance payments for coverage of legal expenses in criminal proceedings will be required to be repaid by an office holder to the company if such office holder is found guilty of a crime which requires proof of criminal intent, or if it is determined that the office holder is not lawfully entitled to such indemnification.

All of the indemnification letters granted to our office holders are identical, including indemnification letters granted to office holders who are or may be considered “controlling persons” under the Companies Law.

The indemnification is limited to the expenses and matters detailed in the indemnification letters insofar as they result from an office holder’s actions which includes, among other things, the following matters: the offering of securities by us to the public or to private investors; the offer by us to purchase securities from the public, private investors or other holders, whether pursuant to a prospectus, agreement, tender or any other proceeding; occurrences resulting from being a public company, or from the fact that our securities were offered to the public and traded on the NASDAQ and on the TASE; and occurrences in connection with investments.

Our undertaking for indemnification is limited to up to 25% of our shareholders’ equity as it appears in our latest financial statements known at the date of indemnification.

Our undertaking for indemnification shall not apply to a liability incurred as a result of any of the following:

(i)	a breach by an office holder of his or her duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

(ii)	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

(iii)	any act or omission done with the intent to derive an illegal personal benefit; or

(iv)	any fine levied against the office holder.

We shall not be required to indemnify an office holder, if the office holder, or anyone on his or her behalf, already received payment in respect of a liability subject to indemnification, under an effective insurance coverage or an effective indemnification arrangement with a third party, provided, however, that if such payment made to the office holder does not cover the entire liability subject to the indemnification, we shall indemnify the office holder in respect of the difference between the amount paid to the office holder and the liability subject to the indemnification.

Office Holders’ Insurance

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium Formula paid during 2010 was approximately $160,000.

Service Agreement with our Chief Executive Officer

We are party to a written service agreement with our Chief Executive Officer, Mr. Guy Bernstein, which was entered into in December 2008 and was amended in March 2011 and has a term of sixty months from the date of such amendment. This agreement provides for early termination by either side upon 180 days advanced written notice, during which time the executive officer will continue to receive service fees. This agreement furthermore contains customary provisions regarding nondisclosure, confidentiality of information and assignment of inventions.

Other Transactions

From time to time, in our ordinary course of business, we engage in non-material transactions with our subsidiaries and affiliates where the amount involved in, and the nature of, the transactions are not material to any party to the transaction. We believe that these transactions are made on an arms’ length basis upon terms and conditions no less favorable to us, our subsidiaries and affiliates, as we could obtain from unaffiliated third parties. If we engage with our subsidiaries and affiliates in transactions which are not in the ordinary course of business, we receive the approvals required under the Companies Law. These approvals include audit committee approval, board approval and, in certain circumstances, shareholder approval. See “Item 6.C. Board Practices.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Our consolidated financial statements and other financial information are incorporated herein by reference to “Item 18. Financial Statements” below.

Export Sales

In 2010, 25% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see “Item 4.—Information on the Company— Business Overview— Geographical Distribution of Revenues.”

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

In August 2009, a software company filed a lawsuit in arbitration against Magic Software, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in the amount of approximately $13.7 million. Closing summaries have not yet been submitted in the proceedings with respect to the amount of damages, and therefore, at this time Magic Software is not able to estimate the amount of damages and no provision has been made for the arbitration.

In February 2010, a U.S. company filed a lawsuit against Magic and one of its subsidiaries claiming an alleged breach by Magic and the subsidiary of its intellectual property rights in connection with one of Magic’s produucts.  No monetary damage was claimed.

Due to the preliminary stage of the litigation, and based on the advice of its legal advisors, Magic cannot predict the outcome of the lawsuit nor can it make any estimate of the amount of damages: therefore, no provision has been made for the lawsuit.

In July 2010, one of Sapiens’ subsidiaries received a copy of a claim submitted to the Court of Arbitration at the Polish Chamber of Commerce in Warsaw by Powszechny Zaklad Ubezpieczen SA ( or PZU), a former customer of Sapiens, claiming an amount of approximately €3.0 million. The claim relates to a dispute regarding Sapiens subsidiary's performance of its contractual duties in a project for PZU a few years ago. Sapiens rejected PZU's claims, and based on the advice of its legal counsel, believes that it has a reasonable defense. As of December 31, 2010, Sapiens provided an amount of approximately $500,000, which it believes is sufficient to cover damages of the claim.

From time to time, claims arising in the ordinary course of our business are brought against our subsidiaries. We follow ASC 450 “Contingencies” and record provision where it is appropriate. In the opinion of our management, these claims will not have a significant effect on our financial position or profitability.

Dividend Policy

Under Formula’s dividend policy adopted by its board of directors, sums that are not planned to be used for investments in the near future may be distributed to its shareholders as a cash dividend, to the extent that our performance allows such distribution. In the three most recent fiscal years, Formula has made the following distributions:

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

Under Israeli law, dividends may be paid by an Israeli company only out of profits and other surplus as calculated under Israeli law, as of the end date of the most recent financial statements or as accrued over a period of two years, whichever amount is greater, and provided that there is no reasonable concern that payment of a dividend will prevent the company from satisfying its existing and foreseeable obligations as they become due. See “Item 10. Additional Information—Memorandum and Articles of Association—Dividend and Liquidation Rights” below for more information.

B.	Significant Changes

Since the date of our consolidated financial statements included in this annual report, there has not been a significant change in our company.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Price Range of Ordinary Shares

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars. U.S. dollar per ordinary share amounts are calculated using the U.S. dollar representative rate of exchange of $1 U.S.= NIS 3.55 on December 31, 2010, as reported by the Bank of Israel.

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2011 (through March 1, 2011)	75.57	65.61	21.29	18.48
2010	68.45	40.21	19.28	11.33
2009	44.12	15.78	12.43	4.45
2008	47.78	17.53	13.46	4.94
2007	60.59	44.97	17.07	12.67
2006	60.15	39.99	16.94	11.26
Quarterly:
First Quarter 2011 (through March 1, 2011)	75.57	65.61	21.29	18.48
Fourth Quarter 2010	68.45	50.34	19.28	14.18
Third Quarter 2010	53.43	43.25	15.05	12.18
Second Quarter 2010	58.48	42.42	16.47	11.95
First Quarter 2010	59.30	40.21	16.70	11.33
Fourth Quarter 2009	44.12	34.20	12.43	9.63
Third Quarter 2009	34.42	26.80	9.70	7.55
Second Quarter 2009	31.50	19.10	8.87	5.38
First Quarter 2009	31.05	15.78	8.75	4.45
Most Recent Six Months:
February 2011	75.57	65.61	21.29	18.48
January 2011	73.08	67.40	20.59	18.99
December 2010	68.45	62.79	19.28	17.69
November 2010	62.00	51.64	17.46	14.55
October 2010	52.30	50.34	14.73	14.18
September 2010	53.43	48.90	15.05	13.77

Price Range of American Depositary Shares

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the NASDAQ Global Market in U.S. dollars.

	U.S.$
	Price Per ADS
	High	Low
Annual:
2011 (through March 1, 2011)	20.49	17.76
2010	18.92	10.82
2009	12.10	3.59
2008	14.14	4.99
2007	15.42	9.02
2006	14.00	9.15
Quarterly:
First Quarter 2011 (through March 1, 2011)	20.49	17.76
Fourth Quarter 2010	18.92	14.02
Third Quarter 2010	15.06	11.38
Second Quarter 2010	15.35	11.01
First Quarter 2010	16.05	10.82
Fourth Quarter 2009	12.10	9.20
Third Quarter 2009	9.47	6.75
Second Quarter 2009	7.94	4.50
First Quarter 2009	8.00	3.59
Most Recent Six Months:
February 2011	20.49	17.76
January 2011	20.33	18.20
December 2010	18.92	17.00
November 2010	16.80	14.28
October 2010	14.57	14.02
September 2010	15.06	13.19

B.	Plan of Distribution

Not applicable.

C.	Markets

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

We are registered with the Israeli Companies Register under the number 52-003669-0. Our objects are specified in our memorandum of association. These objects include:

•	operating within the field of informational and computer systems;

•	providing management, consulting and sale services for computers, computer equipment, software for computers and for information systems;

•	operating a business of systems analysis, systems programming and computer programming; and

•	establishing facilities for instruction and training for computers and digital systems.

Description of Our Share Capital

Our company’s authorized share capital consists solely of ordinary shares.  No preferred shares are currently authorized.  Our articles of association do not restrict in any way the ownership of our ordinary shares by non-residents of Israel, except that these restrictions may exist with respect to citizens of countries which are in a state of war with Israel.

Dividend and Liquidation Rights

Our board of directors is authorized to declare dividends, subject to the provisions of the Companies Law. Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end date of the most recent financial statements or as accrued over a period of two years, whichever amount is greater. Alternatively, if we do not have sufficient profits or other surplus, we may seek permission to effect a distribution by order of an Israeli court. In any event, our board of directors is authorized to declare dividends, provided there is no reasonable concern that a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividends may be paid in cash or in kind. We may invest or use for our own benefit all unclaimed dividends. If a dividend remains unclaimed for seven years from the date on which we declared it, it lapses and reverts back to us. Our board of directors can nevertheless cause us to pay the dividend to a holder who would have been entitled had the dividend not reverted back to us. In case of the liquidation of our company, after satisfying liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their holdings. This right may be affected by the grant of a preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company’s articles of association require otherwise. Our articles of association provide that our board of directors may declare and pay dividends without any action required by our shareholders.

Redemption Provisions

In accordance with our articles of association, we may issue redeemable shares and accordingly redeem those shares.

Voting, Shareholder Meetings and Resolutions

Holders of our ordinary shares are entitled to one vote for each ordinary share held on all matters submitted to the vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Under the Companies Law, shares held by our company are not entitled to any rights so long as they are held by the company.

Under the Companies Law and our articles of association, we must hold an annual general meeting of our shareholders once a year with a maximum period of fifteen months between the meetings, while under NASDAQ listing rule 5620(a), we must hold the meeting within one year after our fiscal year-end (which is December 31st).  All meetings of shareholders other than annual general meetings are considered special general meetings.  Our board of directors may call a special general meeting whenever it decides it is appropriate.  In addition, shareholders representing 5% of the outstanding share capital may require the board of directors to call a special general meeting.  Under our articles of association, the quorum required for a general meeting of shareholders consists of two or more holders present in person or by proxy who hold or represent at least 25% of the voting power.  We have opted out from the NASDAQ listing rule 5620(c) requirement that a quorum must constitute at least 33.33% of our outstanding share capital (see “Item 16G. Corporate Governance” below).  A meeting adjourned for a lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting may decide with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. At the reconvened meeting, if a quorum is not present within one-half hour from the time designated for holding the meeting, the required quorum will consist of two shareholders present in person or by proxy, regardless of the percentage of our outstanding ordinary shares or voting power held by them.

Under the Companies Law, unless otherwise provided in the articles of association or applicable law (including the Companies Law), all resolutions of the shareholders require a simple majority.  Those matters that constitute exceptions to the simple majority approval rule under the Companies Law are described below in this Item 10.B under “—Approval of Certain Transactions Under the Companies Law.”

Approval of Certain Transactions Under the Companies Law

The Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and his or her personal affairs, (ii) avoiding any competition with the company, (iii) avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and (iv) revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder. Under a recent amendment to the Companies Law (which has been approved but will only go into effect over the course of 2011), all arrangements as to compensation of office holders who are not directors require approval of the audit committee (or, should we wish to establish such a committee in the future, a compensation committee of our board of directors that meets all of the requirements applicable to an audit committee) and the board of directors. The amendment of existing compensation terms of our office holders who are not directors merely requires the approval of our audit committee, if such committee determines that the amendment is not substantial in relation to the existing terms.  Arrangements regarding the compensation of directors require the approval of the audit committee, the board of directors and shareholder approval, except in certain circumstances prescribed in regulations promulgated under the Companies Law.

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company.  The disclosure must be made to our board of directors and/or shareholders a reasonable period of time prior to the meeting at which the transaction is to be discussed. A personal interest, as defined under the Companies Law, includes any personal interest held by the office holder’s spouse, siblings, parents, grandparents or descendants; spouse’s descendants, siblings or parents; and the spouses of any of the foregoing, and also includes any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager.  A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter.

In the case of a transaction which is not an extraordinary transaction (as defined below) and does not involve the compensation of the office holder, after the office holder complies with the above disclosure requirement, only approval by the board of directors is required unless the articles of association of the company provide otherwise (ours do not provide otherwise).  If the transaction is an extraordinary transaction, then, in addition to any approval required by the articles of association, the transaction must be approved by both the audit committee and the board of directors. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at the meeting or vote on the matter, subject to certain exceptions, including an allowance for him or her to be present in order to present the transaction, if the chairman of the audit committee or board of directors (as applicable) determines that such presentation by him or her is necessary.  If the majority of the board members or members of the audit committee, as applicable, have a personal interest in a transaction, they may all be present for the presentation of, and voting upon, the transaction, but it must also then be approved by the shareholders of the company.  Notwithstanding having been approved in compliance with the foregoing processes, any transaction in which an office holder has a personal interest must, in addition, not be adverse to the company’s interest in order for it to be properly approved.

An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or a transaction with a controlling shareholder or his or her relative, directly or indirectly, including for receipt of services from an entity controlled by him or her (or his or her relative), and the terms of engagement and compensation of a controlling shareholder who is an office holder or an employee of the company, require the approval of the audit committee, the board of directors and the shareholders of the company.  The shareholder approval must include the holders of a majority of the shares held by all shareholders who have no personal interest in the transaction and are voting on the subject matter (with abstentions being disregarded) or, alternatively, the total shares of shareholders who have no personal interest in the transaction and who vote against the transaction must not represent more than two percent (2%) of the voting rights in the company.  To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.  In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.

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

The foregoing does not apply to a company like ours, whose securities were offered only outside of Israel or are listed only outside of Israel.

Further, under the Companies Law (as described under “Item 6. Directors, Senior Management and Employees— Board Practices— External Directors Under the Companies Law”), the appointment of external directors requires, in addition to a majority of the ordinary shares voting and approving the appointment, that either (a) the approving majority must include a majority of the shares of shareholders that are not controlling shareholders of the company and who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) and who are present and voting (with abstentions being disregarded), or (b) the shares of such non-controlling, non-interested shareholders that vote against the appointment may not constitute more than two percent (2%) of our total voting rights.  In addition, as described below (see “—Modification of Class Rights” in this Item 10.B), under our articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our share capital requires a simple majority of the class so affected), in addition to the ordinary majority of all classes of shares voting together as a single class at a shareholder meeting.

A further exception to the simple majority shareholder vote requirement is a resolution for the voluntary winding up, or other reorganization of, the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution, provided that such shareholders constitute more than 50% of the shareholders voting on such matter.

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

•           a merger; or

•           approval of actions of office holders in breach of their duty of loyalty and of interested party transactions.

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

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors.  As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting, have the power to elect all of our directors, other than the external directors who are appointed by a special majority of shareholders. For a summary of the provisions of our articles of association that govern our directors, see “Item 6. Directors, Senior Management and Employees.”

Anti-Takeover Provisions; Mergers and Acquisitions Under Israeli Law

Mergers

The Companies Law permits merger transactions if approved by each party’s board of directors and shareholders.  In order for shareholder approval to be obtained for a merger, a majority of the shares present and voting, excluding shares held by the other party to the merger, or by any person holding at least 25% of the means of control of the other party to the merger, or anyone acting on behalf of either of them, including any of their affiliates, must be voted in favor of the merger.  If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above in this Item 10 under “—Approval of Certain Transactions Under the Companies Law”).  In the event that the merger transaction has not been approved by either of the above-described special majorities (as applicable), the holders of at least 25% of the voting rights of the company may apply to a court for approval of the merger. The court may approve the merger if it is found that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger. A merger may not be consummated unless at least 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and 30 days have passed from the date of the approval of the shareholders of the merging companies.

The Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly-owned subsidiary in a rollup merger transaction, or to the shareholders of the acquirer in a merger or acquisition transaction if:

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

The foregoing provisions do not apply to:

•
a private placement in which the company’s shareholders approved such holder owning 25% or more of the voting rights in the company (if there is no other shareholder that holds 25% or more of the voting rights in the company); or more than 45% of the voting rights in the company (if there is no other shareholder that holds more than 45% of the voting rights in the company); or

•
a purchase from an existing holder of 25% or more of the voting rights in the company that results in another person becoming a holder of 25% or more of the voting rights in the company or a purchase from an existing holder of more than 45% of the voting rights in the company that results in another person becoming a holder of more than 45% of the voting rights in the company.

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

The Companies Law also provides that if following any acquisition of shares, the acquirer holds 90% or more of the company’s shares or of a class of shares, the acquisition must be made by means of a tender offer for all of the target company’s shares or all of the shares of the class, as applicable, not held by the acquirer. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and hold, following consummation of the tender offer, more than 95% of all of the company’s outstanding shares (and provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved it, which condition shall not apply if, following consummation of the tender offer, the acquirer holds at least 98% of all of the company’s outstanding shares). If, however, following consummation of the tender offer the acquirer would hold 95% or less of the company’s outstanding shares, the acquirer may not acquire shares tendered if by doing so the acquirer would own more than 90% of the shares of the target company. Appraisal rights are available with respect to a successfully completed full tender offer for a period of six months after such completion and the acquirer may provide in the tender offer documents that a shareholder that accepts the offer may not seek appraisal rights.

C.	Material Contracts

While our subsidiaries are party and have been party in the last two years to numerous contracts with customers, resellers and distributors, such contractors are entered into in the ordinary course of business.  Furthermore, we do not deem any other individual contract entered into by any of our subsidiaries outside of the ordinary course of business (such as investment or acquisition agreements) during the last two years to be material to us.

D.	Exchange Controls

Under current Israeli regulations, we may pay dividends or other distributions in respect of our ordinary shares either in Israeli or non-Israeli currencies. If we make these payments in Israeli currency, they will be freely transferred in non-Israeli currencies at the rate of exchange prevailing at the time of conversion.  We expect, therefore, that dividends, if any, that we pay to holders of ADSs, will be paid in dollars, net of conversion expenses, expenses of the depositary for our ADSs, the Bank of New York Mellon, and Israeli income taxes.  Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS. See “Item 3. Key Information—Risk Factors.”

Non-residents of Israel may freely hold and trade our ADSs or ordinary shares pursuant to the general permit issued under the Israeli Currency Control Law, 1978.  Neither our articles of association nor the laws of the State of Israel restrict in any way the ownership of our ordinary shares by non-residents, except that these restrictions may exist with respect to citizens of countries that are in a state of war with Israel.

E.	Taxation

The following is a short summary of the material provisions of the tax environment to which shareholders may be subject. This summary is based on the current provisions of tax law. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

The summary does not address all of the tax consequences that may be relevant to all purchasers of our ordinary shares and ADSs in light of each purchaser’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of our ordinary shares and ADSs should consult their own tax adviser as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares and ADSs. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal adviser.

Israeli Taxation Considerations for Our Shareholders

Tax Consequences Regarding Disposition of Our ADSs or Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Israeli Resident Shareholders

Israeli Resident Individuals. As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased after January 1, 2003, whether or not listed on a stock exchange, is 20%.  However, if such a shareholder is considered a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing with securities in Israel are taxed at the tax rates applicable to business income (up to 45% in 2011).

Israeli Resident Corporations. Under present Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, recent changes in the law will result in the reduction of such rate and will continue to reduce the corporate tax rate from 24% in 2011 to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and onwards.

Non-Israeli Residents Shareholders

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate tax rate (24% in 2011) or, if derived by an individual, at the rate of 20% or 25%, from assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 24% for a corporation in 2011 and a marginal tax rate of up to 45% for an individual in 2011).

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange outside of Israel, and (iii) such shareholders are not subject to the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty.  For example, under the U.S.-Israel Tax Treaty, which we refer to as the U.S-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition; (ii) the shareholder, being an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In either case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Treaty does not provide such credit against any U.S. state or local taxes.

Payors of consideration for traded securities, like our ordinary shares and ADSs, including the purchaser, the Israeli stockbroker effectuating the transaction, or the financial institution through which the sold securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the sale of publicly traded securities from the consideration or from the Real Capital Gain derived from such sale, as applicable, at the corporate tax rate (of 24% in 2011) for a corporation and 20% for an individual.

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares and ADSs (other than bonus shares or share dividends) at 20%, or 25% if the recipient of such dividend is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period.

Israeli Resident Corporations. Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on our ordinary shares and ADSs.

Non-Israeli Residents Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for publicly traded shares, like our ordinary shares and ADSs, at the rate of 20% or 15% if the dividend is distributed from income attributed to our Approved Enterprises, unless a reduced rate is provided under an applicable tax treaty. For example, under the U.S-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares and ADSs who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met.  If the dividend is attributable partly to income derived from an Approved Enterprise, a Benefitted Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Payors of dividend on our ordinary shares and ADSs, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 20% (for corporations and individuals).

United States Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of the ordinary shares or ADSs by U.S. Holders (as defined below) that hold such ordinary shares or ADSs as capital assets.  This discussion is based on the Internal Revenue Code, or the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

This discussion does not address all of the tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire ordinary shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own, indirectly or by attribution) 10% or more of our outstanding voting shares or persons that generally mark their securities to market for U.S. federal income tax purposes).  This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (v) an electing trust that was in existence on August 19, 1996 and was treated as a domestic trust on that date.

If an entity treated as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner.  A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of ordinary shares or ADSs.

U.S. Holders of ADSs will be treated as owners of the ordinary shares underlying their ADSs.  Accordingly, deposits and withdrawals of ordinary shares in exchange for ADSs will not be taxable events for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the analysis of the availability of foreign tax credits and the reduced tax rate for dividends received by certain non-corporate U.S. Holders, described below, could be affected by actions taken by parties to whom the ADSs are released.

Prospective investors should be aware that this discussion does not address the tax consequences to investors who are not U.S. Holders.  Prospective investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of ordinary shares or ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Distributions on our Ordinary Shares or ADSs

Subject to the discussion below under “Passive Foreign Investment Company,” a distribution paid by us with respect to the ordinary shares or ADSs to a U.S. Holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for United States federal income tax purposes. The amount of the distribution with respect to the ordinary shares or ADSs will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution.

Dividends paid on our ordinary shares or ADSs will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations.

For the taxable years of 2011 and 2012, distributions treated as dividends that are received by an individual U.S. Holder from “qualified foreign corporations” generally qualify for a 15% reduced maximum tax rate so long as certain holding periods and other requirements are met.  Dividends paid by us in a taxable year in which we are not a PFIC are expected to be eligible for the 15% reduced maximum tax rate.  However, any dividend paid by us in a taxable year in which we are a PFIC will be subject to tax at regular ordinary income rates.  Unless the reduced rate provision is extended or made permanent or other changes are made by subsequent legislation, for tax years beginning on or after January 1, 2013, dividends will be taxed at regular ordinary income rates.

Dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.”  Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  Unless the reduced rate provision is extended or made permanent or other changes are made by subsequent legislation, for tax years beginning on or after January 1, 2013, dividends will be taxed at regular ordinary income rates

In order for our dividends to qualify as “qualified dividend income,” we need to be considered a “qualified foreign corporation,” which requires that we be eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program that the United States Internal Revenue Service, or IRS, determines is satisfactory. Furthermore, no dividend received by a U.S. Holder will be a qualified dividend if (1) the U.S. Holder held our ordinary shares or ADSs with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary shares or ADSs (or substantially identical securities) or (2) the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary shares or ADSs with respect to which the dividend is paid.  If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares or ADSs in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our passive foreign investment company status under “Passive Foreign Investment Company.”  In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in its ordinary shares or ADSs to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares or ADSs

Dividends paid by us in NIS generally will be included in the income of U.S. Holders at the dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the spot rate of exchange in effect on the date the distribution is received. U.S. Holders will have a tax basis in NIS for United States federal income tax purposes equal to that dollar value.  A U.S. Holder that converts a dividend paid in NIS into United States dollars subsequent to receipt may have foreign exchange gain or loss arising from exchange rate fluctuations, which will generally be taxable as United States source ordinary income or loss.

Subject to certain significant conditions and limitations, including potential limitations under the U.S-Israel Treaty, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Holder may be credited against the investor’s U.S. federal income tax liability or, alternatively, may be deducted from the investor’s taxable income.  This election is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year.  Dividends paid on the ordinary shares or ADSs generally will constitute income from sources outside the United States and be categorized as “passive category income” or, in the case of some U.S. Holders, as “general category income” for U.S. foreign tax credit purposes.  Since the rules governing foreign tax credits are complex, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Taxation of the Disposition of the Ordinary Shares or ADSs

Subject to the discussion below under “Passive Foreign Investment Company,” a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs.  This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares or ADSs exceeds one year.  Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for a holding period ending in taxable years beginning before January 1, 2013 and a maximum rate of 20% thereafter) will apply to individual U.S. Holders.  The deductibility of capital losses recognized on the sale, exchange or other disposition of ordinary shares or ADSs may be subject to limitations.  The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes.

A U.S. Holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles.  However, a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. Holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. Holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. Holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income.

We believe that in 2010 we were not a PFIC and currently we expect that we will not be a PFIC in 2011.  However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our assets, the amount and type of our gross income and the market value of our ordinary shares.  Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2011 or in a future taxable year.  We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. Holders to consider the possible alternatives outlined below for U.S. Holders of ordinary shares or ADSs of a PFIC.

If we are a PFIC, a U.S. Holder must determine under which of three alternative taxing regimes it wishes to be taxed:

•
The “QEF” regime applies if the U.S. Holder elects to treat us as a “qualified electing fund,” or QEF, for the first taxable year in which the U.S. Holder owns our ordinary shares or ADSs or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements.  If the QEF regime applies, then each year that we are a PFIC, such U.S. Holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed to the U.S. Holder as ordinary income) and net capital gain (which is taxed to the U.S. Holder as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.  These amounts would be included in income by an electing U.S. Holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. Holder.  A U.S. Holder’s basis in our ordinary shares or ADSs for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income.  Generally, a QEF election allows an electing U.S. Holder to treat any gain realized on the disposition of his ordinary shares or ADSs as capital gain.

Once made, the QEF election applies to all subsequent taxable years of the U.S. Holder in which it holds our ordinary shares or ADSs and for which we are a PFIC, and can be revoked only with the consent of the IRS.  The QEF election is made by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return.  Even if a QEF election is not made, a U.S. person who is a shareholder in a PFIC must file a completed IRS Form 8621 every year.

If a QEF election is made after the first taxable year in which a U.S. Holder holds our ordinary shares or ADSs and we are a PFIC, then special rules would apply.

•
A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares or ADSs are “marketable stock” (e.g., “regularly traded” on the NASDAQ Global Market).  Pursuant to this regime, an electing U.S. Holder’s ordinary shares or ADSs are marked-to-market for each taxable year that we are a PFIC and the U.S. Holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares or ADSs and the U.S. Holder’s adjusted tax basis therein.  Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years.  An electing U.S. Holder’s adjusted basis in our ordinary shares or ADSs is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

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

If the mark-to-market election is made after the first taxable year in which a U.S. Holder holds our ordinary shares or ADSs and we are a PFIC, then special rules would apply.

•
A U.S. Holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime.  Under this regime, “excess distributions” are subject to special tax rules.  An excess distribution is either (1) a distribution with respect to ordinary shares or ADSs that is greater than 125% of the average distributions received by the U.S. Holder from us over the shorter of either the preceding three years or such U.S. Holder’s holding period for our ordinary shares or ADSs, or (2) gain from the disposition of our ordinary shares or ADSs (including gain deemed recognized if the ordinary shares or ADSs are used as security for a loan).

Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares or ADSs.  A U.S. Holder must include amounts allocated to the current taxable year and to any period prior to the first day of the first taxable year for which we are a PFIC in its gross income as ordinary income for the current taxable year.  All amounts allocated to other years of the U.S. Holder would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The U.S. Holder also would be liable for interest on the deferred tax liability for each such other year calculated as if such liability had been due with respect to each such other year.  A United States person who inherits shares or ADSs in a non-U.S. corporation that was a PFIC in the hands of the decedent is generally denied the otherwise available step-up in the tax basis of such shares or ADSs.  Instead, such U.S. Holder’s basis would be equal to the lesser of the decedent’s basis or the fair market value of the ordinary shares or ADSs.

U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Information Reporting and Backup Withholding

A U.S. Holder generally is subject to information reporting and may be subject to backup withholding (currently at rate of up to 28% through 2011) with respect to dividend payments on, or receipt of the proceeds from the disposition of, the ordinary shares or ADSs. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations, or if a U.S. Holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the United States federal income tax liability of a U.S. Holder, or alternatively, the U.S. Holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

Non-U.S. Holders of Ordinary Shares or ADSs

Except as provided below, a non-U.S. Holder of ordinary shares or ADSs will not be subject to United States federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share or ADS, unless, in the case of United States federal income taxes, that item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. Holder upon the disposition of our ordinary shares or ADSs will be subject to tax in the United States if the non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Non-U.S. Holders generally will not be subject to information reporting or backup withholding with respect to the payment of dividends on, or the proceeds from the disposition of, ordinary shares or ADSs, provided that the non-U.S. Holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Formula is subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports with the SEC, including annual reports on Form 20-F by June 30 each year (beginning in 2012, for the annual report covering our 2011 fiscal year, our annual reports will be due by April 30).  In addition, we furnish interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K certain other material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. You may inspect without charge and copy at prescribed rates such material at the public reference facilities maintained by the SEC, at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC maintains an Internet site at http://www.sec.gov that contains reports and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. Formula began filing through the EDGAR system beginning in October 2002.  The Exchange Act file number for our SEC filings is 000-29442.

Formula’s ADSs are quoted on the NASDAQ Global Market. You may inspect reports and other information concerning Formula at the offices of the Financial Industry Regulatory Authority, Inc., or FINRA, 9509 Key West Avenue, Rockville, Maryland 20850.  Copies of our SEC filings and submissions are also submitted to the Israel Securities Authority, or ISA, and the TASE.  Such copies can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (maya.tase.co.il).

A copy of each report that we submit in accordance with applicable United States law is available for public review at our principal executive offices, at 5 Haplada Street, Or Yehuda 60218, Israel.  Information about us is also available on our website at http://www.formulasystems.com.  Such information is not part of this annual report.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate and Currency Exchange Rate Fluctuations; Impact of Inflation

In light of the nature of our activities, we invest our cash and cash equivalents primarily in short-term and long-term deposits. As of December 31, 2010, substantially all of the cash that we held was invested in dollar accounts bearing interest based on LIBOR, Euro accounts and NIS accounts bearing interest based on the Israeli prime rate.  Given the current low interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings from our financial assets would be negligible, holding other variables constant.

As described above in this annual report (under “Item 3.D Risk Factors—Risks Relating to Operations in Israel—Fluctuations in foreign currency values may affect our business and results of operations” and “Item 5. Operating and Financial Review and Prospects—Operating Results— Impact of Inflation and Currency Fluctuations on Results of Operations”), because most of our software services revenues are received in NIS, a decrease in value of the NIS against the dollar adversely impacts the operating results for our software services operating segment, by reducing the dollar-recorded revenue growth rate for those services.  Accordingly, an increase in the value of the NIS relative to the dollar positively impacts our dollar-recorded software services revenues and operating profit.

At the same time, a significant portion of our revenues from proprietary software products is currently denominated in dollars and other currencies, particularly Euro, Japanese Yen and British pound, while a substantial portion of our expenses relating to the proprietary software products, principally salaries and related personnel expenses, is denominated in NIS.  As a result, the depreciation of the dollar or these other currencies relative to the NIS increases our operating costs as a percentage of the revenues that we derive from those dollar and other currency-denominated sales, and, therefore, adversely affects the operational profitability of our proprietary software product reporting segment.  A rise in the rate of Israeli inflation compounds this negative impact by further increasing our NIS (and ultimately dollar-recorded) operating expenses, and, consequently, reducing our operational profitability in that segment. Also, the depreciation of these other currencies—particularly Euro, Japanese Yen and British pound—relative to the U.S. dollar reduces our dollar recorded revenues from sales of our proprietary software products and thereby harms our results of operations.

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

(i) An increase of 10% in the value of the NIS relative to the dollar in the year ended December 31, 2010 would have resulted in a net increase in the dollar reporting value of our operating income of $1 million for 2010 and an increase in the dollar reporting value of our total revenues of $46 million for that year, due primarily to the increase in dollar value of software services revenues earned in NIS, which would outweigh the adverse impact to the profitability of our proprietary software products segment resulting from such an increase.  On the other hand, a 10% decrease in value of the NIS relative to the dollar in the year ended December 31, 2010 would have caused a net decrease in the dollar reporting value of our operating income of less than $0.5 million for 2010 and a decrease in the dollar reporting value of our total revenues of $37 million for that year, due to the reduction in dollar value of services revenues earned in NIS, which would outweigh the favorable effect on the profitability of our proprietary software products segment that would result from the devaluation of the NIS relative to the dollar.

Depending upon the circumstances, we will consider entering into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar, Euro, Japanese yen and/or British Pound against the NIS, or the Euro, Japanese yen and/or British Pound against the dollar.  There can be no assurance that these activities, or others that we may use from time to time, will eliminate the negative financial impact of currency fluctuations and inflation.  We do not—nor do we intend to in the future—engage in currency speculation.

Fluctuations in Market Price of Securities We Hold

We hold the securities of our three significant subsidiaries— Magic Software, Matrix and Sapiens— which are companies whose securities are listed for trading on the NASDAQ Global Market and/or the TASE.  We consider these holdings as long-term holdings. We are exposed to the risk of fluctuation of the price of these companies’ securities.  All of these publicly traded companies have experienced significant historical volatility in their stock prices. Fluctuations in the market price of our holdings in these companies may result in the fluctuation of the value of our assets. We typically do not attempt to reduce or eliminate our market exposure on these securities.

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

D.        American Depositary Shares

Fees and charges payable by our ADS holders

The Bank of New York Mellon, which we refer to as the Depositary, serves as the depositary for our ADS program.  Pursuant to the deposit agreement by and among our Company, the Depositary and owners and holders of our ADSs, which we refer to as the Deposit Agreement, ADS holders may be required to pay various fees to the Depositary. In particular, the Depositary may charge the following fees to any party depositing or withdrawing ADSs, or to any party surrendering American Depositary Receipts (which we refer to as ADRs) that represent the ADSs, or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock involving the ADRs or any deposited ADSs underlying the ADRs or a distribution of ADRs pursuant to a distribution of underlying shares), as applicable: (a) taxes and governmental charges, (b) such registration fees as may from time to time be in effect for the registration of transfers of shares generally on our share register and applicable to transfers of shares to the name of the Depositary or its nominee or agent in connection with making deposits or withdrawals under the Deposit Agreement, (c) such cable, telex and facsimile transmission expenses as are expressly provided for in the Deposit Agreement, (d) such expenses as are incurred by the Depositary in the conversion of foreign currency, (e) a fee of $5.00 or less per 100 ADSs (or portion thereof) for the execution and delivery of ADRs (including in connection with distributions of shares or rights by us) and in connection with the surrender of receipts and withdrawal of the underlying shares, (f) a fee of $.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement, including in connection with distributions of shares or rights, (g) a fee for the distribution of securities in connection with certain distributions, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities but which securities are instead distributed by the Depositary to ADR holders, and (h) any other charges payable by the Depositary or any of its agents in connection with the servicing of ADSs or other deposited securities underlying the ADRs.

Amounts received from the Depositary

We do not receive any fees directly or indirectly from the Depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2010. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2010.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2010.  In making this assessment, our management utilized the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  As permitted, our management has excluded from its evaluation the internal controls of Fusion Solutions, LLC, which is included in our 2010 consolidated financial statements, and which represented 1.7% of consolidated total assets and 0.7% of consolidated shareholders’ equity as of December 31, 2010, and 3.2% of consolidated net revenues and 6.8% of consolidated net income from continuing operations for the year ended December 31, 2010.  Based on this assessment, our management has concluded that, as of December 31, 2010, our internal control over financial reporting was effective.

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

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm in Israel, which has audited our financial statements for the year ended December 31, 2010 that are included in this annual report, has issued an attestation report on our management's assessment of our internal control over financial reporting as of December 31, 2010.

(c) Attestation Report of the Registered Public Accounting Firm.  The attestation report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm in Israel, on our management's assessment of our internal control over financial reporting as of December 31, 2010  is provided on page F-3, as included under Item 18 of this annual report.

(d) Changes in Internal Control Over Financial Reporting.  Based on the evaluation conducted by it, with the participation of our Chief Executive Officer and Chief Financial Officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2010, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Dafna Cohen, who serves on the audit committee of our board of directors, qualifies as our “audit committee financial expert,” as defined under the rules and regulations of the SEC.  Ms. Cohen is not currently independent under the NASDAQ listing rules, due to her past affiliation with our former controlling shareholder, Emblaze.  Nevertheless, Ms. Cohen has been determined by our board of directors to be independent within the meaning of Rule 10A-3 under the Exchange Act, and, pursuant to NASDAQ listing rule 5615(a)(3), we have notified NASDAQ that we follow home country practice in lieu of compliance with NASDAQ listing rule 5605(c)(2)(A)(i), which enables Ms. Cohen to serve on our audit committee despite the fact that this causes our audit committee to not consist entirely of independent directors within the meaning of NASDAQ listing rule 5605(a)(2).

ITEM 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics applicable to Formula’s Chief Executive Officer and Chief Financial Officer (who also serves as its principal accounting officer) and any person performing similar functions, as well as to its directors and other employees.  A copy of the code is available to all of Formula’s employees, investors and others without charge, upon request to the following address: Formula Systems (1985) Ltd., 35 Haplada St., Or Yehuda 60218, Israel, Attn: Chief Executive Officer.

The chairman of our audit committee may approve a request by our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions for a waiver from the requirements of our code of ethics pertaining to (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationship; (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that we must file with, or submit to, the SEC and in other public communications made by us; (iii) compliance with applicable governmental laws, rules and regulations; (iv) the prompt internal reporting of violation of the code of ethics to the chairman of our audit committee; and (v) accountability for adherence to the code of ethics; provided in each case that the person requesting such waiver provides to our audit committee a full disclosure of the particular circumstances relating to such request.  The chairman of our audit committee will first determine whether a waiver of the relevant requirements of the code of ethics is required and, if such waiver is required, whether a waiver will be granted.  The person requesting such waiver may be required to agree to certain conditions before a waiver or a continuing waiver is granted.

Any amendments to the code and all waivers from compliance with the code granted to our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions with respect to its requirements described in the above paragraph will be publicly disclosed by us via a Report on Form 6-K in accordance with the regulations of the SEC.  No such amendment has been adopted, nor waiver provided, by us during the fiscal year ended December 31, 2010.  The

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by (i) Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (which we refer to as Kost Forer), and (ii) Ziv Haft independent registered public accounting firm, a BDO member firm (which we refer to as Ziv Haft), for the years ended December 31, 2010 and December 31, 2009, respectively:

	2010	2009
	($, in thousands)
Audit Fees	600	557
Audit-Related Fees	-	-
Tax Fees	88	100
All Other Fees	-	-
Total	688	657

The audit fees for the years ended December 31, 2010 and 2009 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and certain subsidiaries; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.

Tax Fees for the years ended December 31, 2010 and 2009 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for the oversight of our (and our subsidiaries’) independent auditor’s work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by our independent auditors (currently, Kost Forer and formerly, Ziv Haft) as well as our subsidiaries’ independent auditors (Kost Forer).  These services may include audit services, audit-related services, tax services and other services.  The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services.  Additional services may be pre-approved by the audit committee on an individual basis.  Once services have been pre-approved, our independent auditor and our management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

During 2009 and 2010, all audit and non-audit services, [with the exception of certain due diligence services provided to our subsidiaries in 2010, which were inadvertently not pre-approved by our audit committee (although they were pre-approved by our public company subsidiaries’ entirely independent audit committees) and were instead subsequently ratified by our audit committee and which accounted for the entirety of the amount reflected in the category of “All other fees” for 2010], were pre-approved by our audit committee in accordance with the foregoing pre-approval procedures.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a)(1)(i) Effective as of the second quarter of 2010, we mutually agreed with Ziv Haft that Ziv Haft would not continue to act as our independent auditor following its audit of our consolidated financial statements for the year ended December 31, 2009.

(ii) The reports of Ziv Haft on our financial statements for each of the two fiscal years ended December 31, 2009 and 2008 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

(iii) In keeping with the requirements of the Companies Law, our decision to change accountants was recommended and/or approved by each of (a) the audit committee of our board of directors, (b) our board of directors and (c) our shareholders.  Pursuant to the Companies Law, the opinion of our audit committee with regard to the non-renewal of the services of Ziv Haft was presented at our 2010 annual general meeting of shareholders held on August 11, 2010, which opinion was formulated after Ziv Haft was given an opportunity to present its position to our audit committee.

(iv) During each of the two fiscal years ended December 31, 2009 and 2008 and through the interim period preceding the non-continuation of Ziv Haft’s services, there were no disagreements with Ziv Haft on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Ziv Haft, would have caused Ziv Haft to make reference to the matter in connection with its reports.

(v) During each of the two fiscal years ended December 31, 2009 and 2008 and through the interim period preceding the non-continuation of Ziv Haft’s services, none of the reportable events listed in paragraphs (a)(1)(v)(A) through (D) of Item 16F of the SEC’s Form 20-F occurred.

(2) Based on the recommendation and/or approval by each of (a) the audit committee of our board of directors, (b) our board of directors and (c) our shareholders (shareholder approval was obtained at our 2010 Annual General Meeting of shareholders held on August 11, 2010), Kost Forer was engaged as our new independent auditor for the fiscal year ending December 31, 2010, effective as of the start of our 2nd fiscal quarter of 2010.  Prior to its engagement, we did not consult with Kost Forer regarding matters or events set forth in paragraphs (a)(2)(i) or (a)(2)(ii) of Item 16F of the SEC’s Form 20-F.

(3) We have provided Ziv Haft with a copy of the disclosures that we have made in response to this Item 16F(a) and requested that Ziv Haft furnish us with a letter addressed to the SEC stating whether it agrees with the above statements made by us in response to this Item 16F(a) and, if not, stating the respects in which it does not agree with such statements.  Ziv Haft’s response letter is filed as Exhibit 15.9 to this annual report on Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

The NASDAQ Global Market requires companies with securities listed thereon to comply with its corporate governance standards.  As a foreign private issuer, we are not required to comply with all of the rules that apply to listed domestic U.S. companies.  Pursuant to NASDAQ listing rule 5615(a)(3), we have notified NASDAQ that with respect to the corporate governance practices described below, we instead follow Israeli law and practice and accordingly do not follow the NASDAQ listing rules. Except for the differences described below, we do not believe there are any significant differences between our corporate governance practices and those that apply to a U.S. domestic issuer under the NASDAQ Global Market corporate governance rules.

•           Majority Board Independence and Executive Sessions of Independent Directors:  Under the Companies Law, we do not need to have a majority of independent directors (as defined under the NASDAQ listing rules) serving on our board of directors, nor do our independent directors need to meet regularly in sessions at which only they are present, as is required of U.S. domestic issuers under NASDAQ listing rules 5605(b)(1)-(b)(2).

•           Audit Committee Composition: While our directors who are members of the audit committee all satisfy the criteria for independence referenced in Rule 10A-3(b)(1) under the Exchange Act, they are not all “independent directors” as defined in NASDAQ listing rule 5605(a)(2), which is generally required for a U.S. domestic issuer under NASDAQ listing rule 5605(c)(2)(A)(i).  Ms. Dafna Cohen, who serves on our audit committee, served as director of investments and treasurer of our former controlling shareholder Emblaze within the past three years and is therefore not independent under the NASDAQ independent director definition.  Israeli law requires us, as a public company, to appoint an audit committee comprised of at least three directors, including all of our external directors.  The chairman of the board of directors, any director employed by or otherwise providing services to our company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee, but these criteria do not mimic the NASDAQ independent director requirement for audit committee membership.

•           Independent Director Oversight of Executive Officer Compensation:  Under Israeli law, the compensation of executive officers is determined by the full board of directors, and there is no requirement for a recommendation or determination of such compensation by independent directors or a compensation committee of the board, as NASDAQ listing rule 5605(d) requires. If the chief executive officer or any other executive officer is also a director, then the Companies Law requires that the terms of compensation of the officer must be approved by the audit committee, the board of directors and shareholders of a company, and that officer may not be present when the audit committee or board of directors discusses or acts upon the terms of his or her compensation.

•           Independent Director Oversight of Nominations: Under Israeli law, there is no requirement to have an independent nominating committee or the independent directors of a company select (or recommend for selection) director nominees, as is required under NASDAQ listing rule 5605(e) for a U.S. domestic issuer.  Our board of directors handles this process, as is permitted by our articles of association and the Companies Law.  We also need not adopt a formal board resolution or charter addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws, as NASDAQ requires for a U.S. issuer.

•           Review of Related Party Transactions: Under Israeli law, related party transactions involving our company require the approval of the board of directors and, if involving an extraordinary transaction with an office holder, by our audit committee as well, and if involving a controlling shareholder or a third party where the controlling shareholder has a personal interest, require shareholder approval, including a special majority), rather than approval by the audit committee or other independent body of our board of directors as required under NASDAQ listing rule 5630.

•           Shareholder Approval:  Pursuant to Israeli law, we seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from, or in addition to, the requirements for seeking shareholder approval under NASDAQ listing rule 5635.  See “Item 10. Additional Information— Memorandum and Articles of Association— Approval of Certain Transactions Under the Companies Law” in this annual report for a description of the transactions requiring shareholder approval under the Companies Law.

•           Quorums for Shareholders Meetings.  The quorum for a shareholders meeting, as stipulated in our articles of association, complies with the provisions of Israeli law, and requires the presence, in person or by proxy of holders of 25% of our outstanding ordinary shares, in lieu of the requirement specified in NASDAQ listing rule 5620(c) under which the quorum for any shareholders meeting shall not be less than 33⅓% of the outstanding voting shares of a listed company.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted on the pages below:

ITEM 19. EXHIBITS

Exhibit No.

1.1	Memorandum of Association (1)
1.2	Articles of Association as amended on December 28, 2005 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification, dated December 28, 2005 (2)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(3)
8	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act *
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act *
13.1
Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2
Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global*
15.2	Consent of Levy Cohen and Co. *
15.3	Consent of Levy Cohen and Co. *
15.4	Consent of Verstegen accountants en adviseurs*
15.5	Consent of KDA Audit Corporation*
15.6	Consent of Maria Negyessy*
15.7	Letter dated March 17, 2011 of Ziv Haft, registered certified public accountants (Isr.) BDO member firm, required to be filed under Item 16F(a)(3) of this annual report. *
______________
* Filed herewith.

(1)  Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858) filed with respect to the registrant’s American Depositary Shares.
(2)  Incorporated by reference to the annual report on Form 20-F for the 2005 fiscal year filed by the registrant with the Securities and Exchange Commission on June 29, 2006.
(3)  Incorporated by reference to the annual report on Form 20-F for the 2008 fiscal year filed by the registrant with the Securities and Exchange Commission on April 27, 2009.

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

2010 Annual Report

FORMULA SYSTEMS (1985) LTD.
 (An Israeli Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report Of Independent Registered Public Accounting Firms:	F-2 - F-4

Consolidated Financial Statements:

Balance Sheets	F-5 - F-6

Statements of Income	F-7

Statements of Changes in Shareholders' Equity	F-8 - F-9

Statements of Cash Flows	F-10 - F-13

Notes to Financial Statements	F-14 - F-63

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
FORMULA SYSTEMS (1985) LTD.

We have audited the accompanying consolidated balance sheet of Formula Systems (1985) Ltd. and its subsidiaries (the "Company") as of December 31, 2010 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 2% as of December 31, 2010, and total revenues of 4%, for the year then ended, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

The financial statements of the Company as of December 31, 2009 and for each of the two years in the period ended December 31, 2009, were audited by another auditor who expressed an unqualified opinion on those financial statements in his report dated April 29, 2010.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2010 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2011 expressed an unqualified opinion thereon.

/s/ Kost, Forer, Gabbay & Kasierer
Tel-Aviv, Israel	KOST, FORER, GABBAY & KASIERER
March 18, 2011	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

FORMULA SYSTEMS (1985) LTD.

We have audited Formula Systems (1985) Ltd's ("Formula" or "the Company") internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Formula's management is responsible for maintaining effective internal control over financial reporting in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

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

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Fusion Solutions LLC. which is included in the 2010 consolidated financial statements of Formula Systems (1985) Ltd. and which constituted 1.7% of consolidated total assets and 0.7% of consolidated shareholders' equity as of December 31, 2010, and 6.2% of consolidated revenues and 6.8% of consolidated net income from continuing operations for the year then ended. Our audit of internal control over financial reporting of Formula Systems (1985) Ltd. also did not include an evaluation of the internal control over financial reporting of Fusion Solutions LLC.

In our opinion, Formula maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Formula and its subsidiaries as of December 31, 2010 and the related consolidated statements of operations, changes in equity and cash flows for the year then ended and our report dated March 18, 2011 expressed an unqualified opinion thereon.

The financial statements of the Company as of December 31, 2009 and for each of the two years in the period ended December 31, 2009, were audited by another auditor who expressed an unqualified opinion on those financial statements in his report dated April 29, 2010.

/s/ Kost, Forer, Gabbay & Kasierer
Tel-Aviv, Israel	KOST, FORER, GABBAY & KASIERER
March 18, 2011	A Member of Ernst & Young Global

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2009

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	110,508	100,205
Marketable securities (Note 4)	38,170	44,171
Short-term deposits	24	13,838
Trade receivables (net of allowances for doubtful debts of $ 3,781 and $ 4,750 as of December 31, 2010 and 2009, respectively)	154,366	130,237
Other current assets (Note 16a)	23,140	22,448
Inventories	5,601	2,439
Total assets attributed to discontinued operations	-	27

	331,809	313,365

LONG-TERM INVESTMENTS:
Marketable Securities (Note 4)	2,828	7,381
Deferred taxes (Note 15b)	13,135	9,499
Investments in affiliated company (Note 6)	3,209	3,710
Prepaid expenses and other assets	5,493	3,423

	24,665	24,013

SEVERANCE PAY FUND	55,286	44,131

PROPERTY, PLANTS AND EQUIPMENT, NET (Note 7)	12,411	9,989

NET INTANGIBLE ASSETS (Note 9)	33,101	27,534

GOODWILL (Note 8)	166,495	147,407

	623,767	566,439

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2009

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Liabilities to banks (Note 16b)	6,684	10,055
Trade payables	53,177	43,777
Deferred revenue	26,845	25,206
Employees and payroll accrual	40,704	32,029
Other accounts payable (Note 16c)	30,693	26,994
Dividend payable	-	6,694
Liability in respect of business combinations	3,963	210
Debentures (Note 11)	15,927	14,639
Liabilities attributed to discontinued operations	-	314

	177,993	159,918
LONG-TERM LIABILITIES:
Debentures (Note 11)	31,854	43,918
Deferred taxes (Note 15e)	2,654	2,207
Customer advances	3,520	1,116
Liabilities to banks and others (Note 10)	3,154	8,556
Liability in respect of business combinations	4,758	1,517
Accrued severance pay	65,450	53,893

	111,390	111,207
COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS' EQUITY (Note 14):
Formula shareholders' equity:
Share capital - ordinary shares of NIS 1 par value Authorized - December 31, 2010 and 2009 - 25,000,000 shares; Issued: December 31, 2010 - 13,620,780 and 2009 - 13,224,780 shares)	3,807	3,736
Additional paid-in capital	136,222	131,631
Retained earnings	58,441	60,048
Other accumulated comprehensive loss	(596)	(7,115)
Treasury shares (24,780 shares as of December 31, 2010 and 2009)	(259)	(259)

Total Formula shareholders' equity	197,615	188,041
Non-controlling interests	136,769	107,273

TOTAL SHAREHOLDERS' EQUITY	334,384	295,314

	623,767	566,439

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share amounts

	Year ended December 31,
	2010	2009	2008
Revenues (Note 16g)
Proprietary software products	98,498	88,815	92,560
Software services	451,196	380,575	410,683

Total revenues	549,694	469,390	503,243

Cost of revenues
Proprietary software products	46,297	43,057	43,246
Software services	366,166	309,226	330,529

Total cost of revenues	412,463	352,283	373,775

Gross profit	137,231	117,107	129,468
Research and development costs, net	5,503	4,430	6,564
Selling, general and administrative expenses	84,510	77,322	90,451
Other expenses (income), net	231	(1,668)	580

Operating income	46,987	37,023	31,873
Financial expenses, net (Note 16d)	(4,371)	(231)	(5,908)
Losses on realization of investments, net	-	-	(337)

Income before taxes on income	42,616	36,792	25,628
Taxes on income (Note 15)	(6,544)	(8,305)	(3,279)

	36,072	28,487	22,349

Equity in losses of affiliated company, net	(1,070)	(335)	(216)
Income from continuing operation	35,002	28,152	22,133
Net income from discontinued operations (Note 17d)	-	4,878	555

Net income	35,002	33,030	22,688

Net income Attributable to non-controlling interests	16,623	13,954	10,819

Net income attributable to Formula's shareholders	18,379	19,076	11,869

Amount attributable to Formula's shareholders

Income from continuing operation	18,379	14,198	11,314
Income from discontinued operation	-	4,878	555

	18,379	19,076	11,869
Earnings per share generated from continuing operation:
Basic	1.37	1.08	0.84
Diluted	1.36	1.04	0.84

Earnings per share generated from discontinued operations:
Basic	-	0.37	0.04
Diluted	-	0.36	0.04

Total earnings per share:
Basic	1.37	1.44	0.88
Diluted	1.36	1.40	0.88

Weighted average number of shares outstanding in thousands (Note 16h):
Basic	13,382	13,200	13,200
Diluted	13,523	13,564	13,200

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN SHARHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

					Accumulated		Total
			Additional		other	Cost of	Formula '	Non-
	Share Capital		paid-in	Retained	comprehensive	treasury	shareholders'	controlling
	Number	Amount	capital	earnings	loss	shares	Equity	interests

Balance as of January 1, 2008	13,200,000	3,736	132,545	69,229	(6,863)	(259)	198,388	107,915
Changes during 2008:
Net Income	-	-	-	11,869	-	-	11,869	10,819
Unrealized loss from available - for-sale securities, net	-	-	-	-	(1,123)	-	(1,123)	(20)
Adjustment for other than temporary impairment on marketable securities	-	-	-	-	27	-	27	20
Foreign Currency translation adjustments	-	-	-	-	859	-	859	1,164
Total comprehensive income	-	-	-	-	-	-	11,632
Gain from issuance of shares to third party in a development stage entity	-	-	43	-	-	-	43	43
Stock Based Compensation expenses	-	-	-	-	-	-	-	1,161
Changes in non-controlling interests due to holding changes	-	-	-	-	-	-	-	(9,483)
Exercise of employees stock options	-	-	-	-	-	-	-	1,426
Dividend to Formulas'' shareholders and to non-controlling interests in subsidiaries	-	-	-	(40,126)	-	-	(40,126)	(5,612)

Balance as of December 31, 2008	13,200,000	3,736	132,588	40,972	(7,100)	(259)	169,937	107,433
Changes during 2009:
Net Income	-	-	-	19,076	-	-	19,076	13,954
Unrealized gain from derivative instruments, net	-	-	-	-	3	-	3	2
Unrealized gain (loss) from available - for-sale securities, net	-	-	-	-	(66)	-	(66)	74
Other temporary impairment					(250)		(250)
Foreign Currency translation adjustments	-	-	-	-	298	-	298	413
Total comprehensive income							19,061
Stock Based Compensation expenses	-	-	308	-	-	-	308	1,333
Non-controlling interests changes due to holding changes including exercise of employees stock options	-	-	(1,265)	-	-	-	(1,265)	(842)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	-	(15,094)

Balance as of December 31, 2009	13,200,000	3,736	131,631	60,048	(7,115)	(259)	188,041	107,273

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

					Accumulated		Total
			Additional		other	Cost of	Formula '	Non-
	Share Capital		paid-in	Retained	comprehensive	treasury	shareholders'	controlling
	Number	Amount	capital	earnings	loss	shares	Equity	interests

Changes during 2010:
Net Income	-	-	-	18,379	-	-	18,379	16,623
Unrealized gain from derivative instruments, net	-	-	-	-	4	-	4	3
Unrealized gain (loss) from available - for-sale securities, net	-	-	-	-	180	-	180	(21)
Realized gain from available-for-sale securities	-	-	-	-	250	-	250
Foreign Currency translation adjustments	-	-	-	-	6,085	-	6,085	4,793
Total comprehensive income					6,519		24,898
Stock Based Compensation expenses	-	-	458	-	-	-	458	1,006
Exercise of employees stock options	396,000	71	(71)	-	-	-	-	-
Non controlling interests changes due to holding changes including exercise of employees stock options			6,258	-	-	-	6,258	16,068
Acquisition of non-controlling interests			(2,054)				(2,054)	(1,711)
Dividend to Formula's shareholders and to non-controlling interests in subsidiaries	-	-	-	(19,986)	-		(19,986)	(7,265)

Balance as of December 31, 2010	13,596,000	3,807	136,222	58,441	(596)	(259)	197,615	136,769

	Year ended December 31,
	2010	2009	2008

Accumulated unrealized loss from available - for-sale securities	(954)	(1,384)	(1,068)
Accumulated currency translation adjustments	351	(5,734)	(6,032)
Accumulated Unrealized gain from derivative instruments	7	3	-

Accumulated other comprehensive income (loss)	596	(7,115)	(7,100)

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008

Cash flows from operating activities:

Net income	35,002	33,030	22,688
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment and write down of other investments and fixed assets	-	59	502
Impairment of available for sale marketable securities	292	143	-
Equity in losses of affiliated company	1,070	335	216
Depreciation and amortization	15,451	14,605	13,082
Amortization of convertible debt discount, increase in value and current interest	1,728	-	-
Increase (decrease) in accrued severance pay, net	(148)	(1,618)	4,984
Gain from sale of operation and subsidiaries	(146)	(4,389)	-
Loss (gain) from sale of property, plants and equipment	1	(2,219)	(341)
Loss (gain) on realization of shareholdings and operations	-	-	337
Stock-based compensation expenses	1,464	1,641	1,505
Changes in financial liabilities, net	325	(202)	4,950
Loss (gain) from repurchase of convertible debt, net	-	2	(218)
Changes in value of long term loans and deposits, net	64	(210)	(129)
Changes in deferred taxes, net	(3,355)	665	(1,881)
Change in liability in respect of business combinations	265	458	(558)
Loss (gain) from sale and decrease (increase) in value of marketable securities classified as trading	630	(2,609)	1,481
Proceeds from derivatives	2,423	-	-

Changes in operating assets and liabilities:
Decrease (increase) in inventories	(3,007)	340	446
Decrease (increase) in trade receivables	(9,500)	13,057	(8,241)
Decrease (increase) in other accounts receivable	(1,129)	12,478	3,914
Increase (decrease) in trade payables	5,666	1,604	(2,602)
Increase (decrease) in other accounts payable	925	(12,875)	6,674
Increase in customer advances	5,351	1,345	575

Net cash provided by operating activities	53,372	55,640	47,384

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008

Cash flows from investing activities:

Acquisition of newly-consolidated subsidiaries and activities (Appendix C)	(13,975)	(1,262)	(13,633)
Proceeds from realization of investment in previously-consolidated subsidiaries (Appendix D)	-	3,482	-
Proceeds from sale of activity in a consolidated company	146	105	-
Proceeds from sale of affiliates company	-	-	150
Proceeds from sale of subsidiary's operation	-	-	15,506
Changes in restrictions on short term deposit	-	4,040	(4,040)
Restricted short term deposit, net	400	-	-
Purchase of property and equipment	(5,348)	(2,713)	(4,055)
Proceeds from (investment in) marketable securities, net	12,246	3,064	(6,795)
Proceeds from sale of property, plants and equipment	446	5,666	1,011
Investment in and loans to affiliates and other companies	(1,160)	-	(187)
Other investments	(282)	-	(756)
Payments to former shareholders of consolidated company	(121)	(6,455)	(5,973)
Changes in short term deposits, net	13,445	(11,945)	(1,659)
Proceeds from long term bank deposits	-	139	3,090
Capitalization of software development and other costs	(9,186)	(6,960)	(6,683)
Purchase of non-controlling interests in subsidiaries	-	-	(16,983)

Net cash used in investing activities	(3,389)	(12,839)	(41,007)

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008

Cash flows from financing activities:

Exercise of employees stock options in subsidiaries	1,850	1,224	876
Dividend paid to non-controlling interests in subsidiaries	(13,959)	(8,400)	(5,612)
Dividend to Formula's shareholders	(19,986)	(29,964)	(10,162)
Short-term bank credit, net	(229)	(247)	(15,151)
Repayment of long-term loans from banks and others	(7,574)	(8,616)	(10,855)
Receipt (payment) of short-term loans	(3,381)	1,580	(750)
Share issuance in a subsidiary to non-controlling interest, net	20,290	-	-
Purchase of non-controlling interests	(3,768)	(3,774)	-
Proceeds from SWAP transactions	-	1,061	-
Repayment and repurchase of debenture	(15,927)	(5,824)	(18,128)

Net cash used in financing activities	(42,684)	(52,960)	(59,782)

Effect of exchange rate changes on cash and cash equivalents	3,004	(238)	2,481

Net increase (decrease) in cash and cash equivalents	10,303	(10,397)	(50,924)
cash and cash equivalents at beginning of year(*)	100,205	110,602	161,526

Cash and cash equivalents at end of year (*)	110,508	100,205	110,602

(*)      Include cash and cash equivalents of discontinued operations.

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2010	2009	2008

a.	Supplemental cash flow information::
	Cash paid in respect of:
	Interest	3,847	4,064	5,077
	Income tax	7,356	4,444	5,192

b.	Non-cash activities:
	Dividend payable to Formula's shareholders and to non-controlling interests in subsidiaries	-	6,694	29,964
	Assets retirement obligation	-	275	-
	Receivables from sale of property	-	450	-

c.	Acquisition of newly-consolidated subsidiaries and activities:

	Assets and liabilities of subsidiaries consolidated as of acquisition date:
	Working capital (other than cash and cash equivalents)	(3,341)	-	(6,209)
	Property and equipment	(304)	-	(543)
	Goodwill and intangible assets	(18,040)	(1,262)	(15,845)
	Long-term liabilities	5,199	-	395
	Other long term assets	717	-	-
	Long term deferred tax liability	(173)	-	1,771
	Liability to formerly shareholders	-	-	6,723
	Non-controlling interests at acquisition date	1,967	-	75

	Total	(13,975)	(1,262)	(13,633)

d.	Proceeds from realization of investments in previously-consolidated subsidiaries:

	Working capital (other than cash and cash equivalents)	-	(2,259)	-
	Property and equipment	-	144	-
	Other assets, deferred expenses and long term payables	-	1,337	-
	Goodwill	-	206	-
	Adjustment to other comprehensive (loss) gain	-	(230)	-
	Gain from realization of investments in subsidiaries	-	4,284

	Total	-	3,482	-

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Formula Systems (1985) Ltd. ("Formula") was incorporated in Israel in 1985. Since 1991, Formula's shares have been traded on the Tel Aviv Stock Exchange ("TASE") and since 1997, through American Depositary Shares ("ADS") under the symbol FORTY on the Global Market in the United States ("NASDAQ"). Each ADS represents one ordinary share of Formula.

Formula, through its subsidiaries (collectively, the "Company" or the "Group") is engaged in the development, production and marketing of information technology ("IT") solutions and services. The Group operates through its three subsidiaries in two reportable segments: IT Services and Proprietary Software Solutions. For a description of the Company's operations see Note 16G.

b.	The following table presents certain information regarding the control and ownership of Formula's significant subsidiaries, as of the dates indicated:

	Percentage of ownership and control
	December 31,
	2010	2009
Name of subsidiary

Matrix IT Ltd. ("Matrix")	50.1	50.1
Magic Software Enterprises Ltd. ("Magic")	51.7	58.1
Sapiens International Corporation N.V. ("Sapiens")	71.6	70.4

The above list consists only of active companies that are held directly by Formula.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Financial statements in U.S. dollars:

The functional currencies of Formula's subsidiaries are NIS and U.S. dollars. Formula has elected to use U.S. dollar as its reporting currency for all years presented.

Formula translates the financial statements of its subsidiary whose functional currency is NIS, into U.S. dollars, under the principles described in ASC 830. Assets and liabilities have been translated at period-end exchange rates.  Results of operations have been translated at the exchange rate at the dates on which those transactions occurred or at an average rate. Formula presents differences resulting from translation in equity under "accumulated other comprehensive income (loss)".

d.	Principles of consolidation:

The consolidated financial statements include Formula's financial statements as well as those of its subsidiaries in which it has controlling interests. All intercompany balances and transactions have been eliminated upon consolidation.

Non-controlling interests of subsidiaries represent the non-controlling shareholders' share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company.

e.	Cash equivalents:

Cash equivalents are considered by the Company to be highly-liquid investments, including, inter-alia, short-term deposits with banks, which the maturity dates are less than three months at the time of acquisition and which are unrestricted.

f.	Short-term deposits:

Short-term deposits are deposits with maturities of more than three months but less than one year. Short-term deposits are presented at their costs including accrued interest.

g.	Marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC 320, "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt and equity securities are classified as available-for- sale or as trading and reported at fair value.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Unrealized gains and losses from marketable securities classified as "available for sale" are excluded from earnings and are reported as a component in equity under "accumulated other comprehensive income (loss)". Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net, together with accretion (amortization) of discount (premium), and interest or dividends.

Unrealized gains and losses from marketable securities classified as "trading" are reported in the statements of operations. Investments are periodically reviewed to determine whether other-than-temporary impairment in value has occurred, in which case the investment is written down to its fair value, through the statements of operations.

Declines in fair value of available-for-sale equity securities that are considered other-than-temporary, based on criteria described in SAB Topic 5M, "Other Than Temporary Impairment of Certain Investments in Equity Securities", are charged to earnings. Factors considered in making such a determination include the duration and severity of the impairment, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

For declines in value of debt securities, effective January 1, 2009, the Company applies an amendment to ASC 320. Under the amended impairment model, other-than-temporary impairment loss is deemed to exist and recognized in earnings if the Company intends to sell or if it is more likely than not that it will be required to sell, a debt security, before recovery of its amortized cost basis. If the criteria mentioned above do not exist, the Company evaluates the collectability of the security in order to determine if the security is other than temporary impaired.

For debt securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the statement of operations is limited to the amount related to "credit losses" (the difference between the amortized cost of the security and the present value of the cash flows expected to be collected), while impairment related to other factors is recognized in other comprehensive income. No such impairments have been recognized in all period presented.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Inventories:

Inventories are mainly comprised of hardware. Inventories are valued at the lower of cost or market value. Cost is determined on the "first in - first out" basis.

i.	Investments in affiliates:

Affiliates are companies over which significant influence is exercised, but which are not consolidated subsidiaries, and are accounted for by the equity method, net of write-down for decrease in value, which is not of a temporary nature.

j.	Property, plant and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over their estimated useful lives. The following are the annual depreciation rates:

%

Computers and equipment	7-33 (mainly 33%)
Motor vehicles	15
Buildings	2-4
Leasehold improvements	*-)

*)	Over the shorter of the term of the lease or the estimated useful life of the asset.

k.	Intangible assets:

Intangible assets are comprised of software development costs and from other intangible assets:

1.	Software development costs:

Development costs of software which is intended for sale, that are incurred after the establishment of technological feasibility of the relevant product, are capitalized.
Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, "Costs of Software to be Sold, Leased or Marketed".

The Company's and its subsidiaries' technological feasibility is established upon completion of a detailed program design or working model.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Capitalized software costs are amortized on a product by product basis. Amortization equals the greater of the amount computed using the: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (generally three to six years).

During the year ended December 31, 2010, consolidated subsidiaries capitalized software development costs aggregated to $ 9,100 (2009 - $ 6,800) and amortized capitalized software development costs aggregated to $ 9,100 (2009 - $ 8,400, 2008 - $ 7,000).

2.	Other intangible assets:

Other intangible assets are comprised of customers related intangible assets and acquired technology and are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Amortization is computed using the straight-line method as follows:

%

Prepaid royalties	15 years
Distribution rights	5 years
Technology, usage rights and other intangible assets	3-8 years

The Company re-evaluates every year the remaining useful life of the intangible assets. During 2010, 2009 and 2008, no impairment was required.

l.	Impairment of long-lived assets and intangible assets subject to amortization:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2008, 2009 and 2010, no impairment were identified.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Goodwill:

The Company applies ASC 350, "Intangible - Goodwill and Other". The Company performs its goodwill annual impairment test to its reporting units at December 31 of each year, or more often if indicators of impairment are present.

As required by ASC 350, the impairment test is accomplished using a two- step approach. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. The Company compares the fair value of each reporting unit to its carrying value ('step 1') and if the fair value exceeds the carrying value of the reporting unit net assets, goodwill is considered not impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any; of the carrying value of goodwill over its implied fair value ('step 2').

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

During the years ended December 31, 2010, 2009 and 2008, no impairment was required.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Business combinations:

Effective January 1, 2009, the Company adopted the amended ASC 805, "Business Combinations". ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development ("IPR&D") to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings.  In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

ASC 805 is applied prospectively for all business combinations occurring after January 1, 2009, except for changes in valuation allowance related to deferred tax assets and changes in acquired income tax position originating from business combinations that occurred prior to the effective date of this ASC, which are recognized in earnings following the adoption date.

o.	Variable interest entities:

ASC 810, "Consolidation" provides a framework for identifying Variable Interest Entities ("VIEs") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

The Company's assessment of whether an entity is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions. Those include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimates of whether a group entity can finance its current activities, until it reaches profitability, without additional subordinated financial support.

Effective January 1, 2010, the Company adopted an updated guidance for the consolidation of variable interest entities. This new guidance replaces the prior quantitative approach for identifying which enterprise should consolidate a variable interest entity, which was based on which enterprise was exposed to a majority of the risks and rewards, with a qualitative approach, based on which enterprise has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. Determination about whether an enterprise should consolidate a variable interest entity is required to be evaluated continuously as changes to existing relationships or future transactions. The adoption of this standard did not have a material impact on our financial position or results of operations.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The U.S. based consulting and staffing services business that the Company acquired through one of its wholly owned subsidiaries on January 17, 2010 is considered to be a VIE. The subsidiary is the primary beneficiary of the VIE, as a result of the fact that it holds the power to direct the activities of the acquired business, which significantly impacts its economic performance, and has the right to receive benefits accruing from the acquired business.

p.	Severance pay:

The Company's and its subsidiaries' obligation for severance pay with respect to their Israeli employees is calculated pursuant to the Israeli Severance Pay Law and employee agreements based on the most recent salary of the employees multiplied by the number of years of employment and are presented on an undiscounted basis. The severance pay liability to its employees pursuant to Israeli law and employment agreements is covered in part by managers' insurance policies, for which the Company and its Israeli subsidiaries makes monthly payments. These funds are recorded as assets in the Company's balance sheet. The Company can only make withdrawals from these funds for payments of severance pay.

The Company's and its Israeli subsidiary's agreements with certain of their Israeli employees are in accordance with Section 14 of the Severance Pay Law -1963. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company's balance sheet.

Total expenses (gain) in respect of severance pay for the years 2010, 2009 and 2008 were $ 1,300, ($ 1,100) and $ 7,400, respectively.

q.	Revenue Recognition:

The Company, through its subsidiaries, generate revenues primarily from the sale of IT services which includes: software products including maintenance, integration and infrastructure, training and deployment. In addition, the Company also generate revenues from the sale of software licenses and related maintenance and technical support as well as from related IT professional services.

Revenues from IT services are generally recognized in accordance with ASC 605, "Revenue Recognition" and Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" when IT service is provided, and after persuasive evidence of an arrangement exists, no significant Company obligations remain, collection of the resulting receivable is reasonably assured, and the fees are fixed or determinable.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues derived from software license agreements are recognized in accordance ASC 985-605 "Software – revenue recognition", upon delivery of the software when collection is probable, where the license fee is otherwise fixed or determinable, and when there is persuasive evidence that an arrangement exists.

As required by ASC 985-605, the Company determines the value of the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence ("VSOE") of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and recognized as revenue.

Revenues from consulting and training services provided on hourly basis, are recognized as the services are rendered. Revenues from maintenance and support are recognized over the service period.

Certain of the software license sales may also include implementation and customization services with respect to such software license sales. In addition, the Company also provides consulting services that are not deemed essential to the functionality of the license, as well as outsourcing IT services.

Revenues from license fees (included in the proprietary software products segment) that involve implementation and customization of the Company's software to customer specific requirements are generated by fixed-price or time-and-materials contracts. Revenues generated by fixed-price contracts are recognized in accordance with ASC 605-35 "Revenue Recognition - Construction-Type and Production-Type Contracts" using the percentage-of-completion method.

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2010, no estimated losses were identified.

Revenues from time-and-materials contracts for which the Company is reimbursed for labor hours at fixed hourly billing rates are recognized as revenues as the services are provided.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

r.	Provision for warranty:

In light of past experience, the Company does not record any provision for warranties in respect of their products and services.

s.	Advertising costs:

The Company records advertising expenses as incurred. Advertising costs were recorded at the amount of $ 2,400, $ 2,400, and $ 5,500 in the years 2010, 2009, 2008 respectively.

t.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, "Income Taxes". This Statement prescribes the use of the asset and liability method, whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

The Group recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. The total amount of gross unrecognized tax benefits (taxes on income) for the years ended December 31, 2010, 2009 and 2008 was $ 2,106, $ 679 and $ 756, respectively.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Earnings per share:

Earnings per share ("EPS") are calculated in accordance with the provisions of ASC 260 "Earning per Share". ASC 260 requires the presentation of both basic and diluted EPS. Basic net earnings per share are calculated on the basis of the weighted average number of common shares outstanding during each year. The diluted earnings per share are calculated on the basis of the weighted average number of common shares outstanding during each year, plus the dilutive potential common shares considered outstanding during the year.

v.	Treasury shares:

The Company repurchases its shares from time to time and hold them as a treasury shares. These shares are presented as a reduction of equity, at their cost. Gains and losses upon the sale of these shares, net of related income taxes, are recorded to additional paid-in capital.

w.	Concentration of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and marketable securities. The majority of the Company's cash and cash equivalents, bank deposits and marketable securities are invested with major banks in Israel, the United States and Europe. Management believes that these financial instruments are held in financial institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The Group's trade receivables are derived from sales to large organizations located mainly in Israel, North America and Europe. The Group performs ongoing credit evaluations of its customers and has established an allowance for doubtful accounts based upon factors relating to the credit risk of specific customers and other information. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. From time to time, the Company sells certain of its accounts receivable to financial institutions, within the normal course of business.

The Company maintains an allowance for doubtful accounts receivable based upon management's experience and estimate of collectability of each outstanding invoice. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The doubtful accounts expense for the years ended December 31, 2010, 2009 and 2008 was $ 487, $ 468 and $ 1,068, respectively. To date, the Company has not experienced any material losses on its accounts receivable. The risk of collection associated with accounts receivable is mitigated by the diversity and number of customers.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 860, "Transfers and Servicing", establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the sale of receivables to a financial institution. There are no outstanding sales of receivables as of December 31, 2010, 2009 and 2008.

The agreements, pursuant to which the Company sells its trade receivables, are structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company's other assets, and presumptively puts the receivable beyond the legal reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (iv) eliminates the Company's effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

x.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation - Stock Compensation". ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income. The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures.

Until 2009, certain of the Company's subsidiaries used the Black-Scholes option-pricing model to measure the fair values of the awards at the date of grant, which requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. Commencing 2010, all subsidiaries used the Binomial option-pricing model ("the Binomial model") to measure the fair values of the awards at the date of grant. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on historical experience of similar options, giving consideration to the contractual terms of the stock options.

The fair value for the Company's subsidiaries' share options granted to employees and directors was estimated using the following weighted-average assumptions:

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Magic (the Binomial model):
	2010	2009	2008

Dividend yield	0%	0%	0%
Expected volatility	61.2% - 62.8%	63%	56% - 65%
Risk-free interest rate	2.53%-3.71%	2.73%-3.7%	1.83%
Expected forfeiture (employees)	9.7%	9.8%	11%
Expected forfeiture (executives)	7.1%	7.5%	8%
Contractual term of up to	10 years	10 years	10 years
Suboptimal exercise multiple (employees)	2.3	2.35	2.48
Suboptimal exercise multiple (executives)	3	3	3

Sapiens (Black-Scholes model for grants during 2008-2009):

	Year ended December 31,
	2008	2009

Expected term	4.25 years	4.25 years
Dividend yield	0%	0%
Expected volatility	78%	90%- 93%
Risk-free interest rate	3%	1.8% - 2.5%

For grants of Sapiens' employees commencing January 1, 2010 (using the Binomial model):

Year ended December 31, 2010

Contractual life of	6 years
Expected exercise factor	2.5
Dividend yield	0%
Expected volatility	65%-66%
Risk-free interest rate	2.3%-2.8%

There were no grants in Matrix during 2009 and 2010. During 2008, the Company granted 200,000 options  using the following assumptions in the Black-Scoles model.

Year ended December 31, 2008

Expected life of	3 - 3.5 years
Dividend yield	50%
Expected volatility	24% - 31%
Risk-free interest rate	4.3%-5.3%

For grants of Formula's employees – see Note 12

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Derivatives and Hedging:

A portion of the Company's revenues and expenses is exposed to changes in foreign exchange rates. Depending on market conditions, foreign exchange risk also is managed through the use of derivative financial instruments and foreign currency debt. These financial instruments serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions. The derivative instruments primarily hedge or offset exposures in Euro, Japanese Yen and NIS exchange rate fluctuations.

ASC 815, "Derivatives and Hedging," requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. Derivative instruments that are designated and qualify as hedges of forecasted transactions (i.e., cash flow hedges) are carried at fair value with the effective portion of a derivative's gain or loss recorded in other comprehensive income and subsequently recognized in earnings in the same period or periods in which the hedged forecasted transaction affects earnings. For derivative instruments that are not designated and qualified as hedging instruments, the gains or losses on the derivative instruments are recognized in current earnings during the period of the change in fair values.

Magic entered into forward contracts, these contracts serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions.

Matrix' and Sapiens' transactions did not qualify as hedging instruments under ASC 815. Gains or losses related to the transactions are recognized in current earnings during the period.

The notional amounts of outstanding foreign exchange forward contracts at December 31, 2010 are summarized below:

	Forward contracts
	Buy	Sell

Euro	$1,003	$1,015
Japanese Yen	1,066	1,106
New Israeli Shekel	845	834

	$2,914	$2,955

At December 31, 2010, the effective portion of the Company's cash flow hedges before tax effect was $ 11, all of which is expected to be reclassified from accumulated other comprehensive income to revenues within the next 12 months.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220 "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income (loss) relate to gain and loss on foreign currency translation adjustments, unrealized gain and loss on derivatives instruments designated as hedge and unrealized gain and loss on available-for-sale marketable securities.

aa.	Fair value measurement:

The Company accounts for certain assets and liabilities at fair value under ASC 820, "Fair Value Measurements and Disclosures". Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 -	Significant other observable inputs based on market data obtained from sources independent of the reporting entity;

Level 3 -	Unobservable inputs which are supported by little or no market activity (for example cash flow modeling inputs based on assumptions).

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company categorized each of its fair value measurements in one of these three levels of hierarchy.

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities and foreign currency forward contracts (See Note 5).

The carrying amounts reported in the balance sheet for cash and cash equivalents, trade receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.	Discontinued operations:

Under ASC 205 "Presentation of Financial statements – Discontinued Operation",  when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on the disposed component, should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

ac.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

ad.	Recently issued accounting pronouncements:

1.	Adoption of New Accounting Standards during the period:

ASU 2010-06 - In January 2010, the FASB updated the "Fair Value Measurements Disclosures" codified in ASC 820. More specifically, this update require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this update became effective as of the first quarter ended December 31, 2010, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting of December 31, 2010. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Recently issued accounting Standards:

ASU 2009-13 - In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition of multiple deliverable revenue arrangements codified in ASC 605-25. These amendments, modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. These amendments establish a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements.

ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has adopted the provisions of this guidance as of January 1, 2011. The Company does not believe that the adoption of the new guidance will have a material impact on its consolidated financial statements.

ASU 2010-28 - In December 2010, the EITF issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts codified in ASC 350, "Intangibles - Goodwill and Other". Under ASC 350, testing for goodwill impairment is a two-step test, in which Step 1 compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit is less than its carrying value, Step 2 is completed to measure the amount of impairment, if any. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 if it appears more likely than not that a goodwill impairment exists.

In determining whether it is more likely than not that a goodwill impairment exists, an entity would consider whether there are any adverse qualitative factors indicating that an impairment may exist (e.g., a significant adverse change in the business climate). The Company does not believe that the adoption of the new guidance will have a material impact on its consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASU 2010-29 - In December 2010, the EITF issued ASU 2010-29, "Disclosure of Supplementary Pro Forma Information for Business Combinations" codified in ASC 805, "Business Combinations". This ASU responds to diversity in practice about the interpretation of the pro forma disclosure requirements for business combinations. When a public entity's business combinations are material on an individual or aggregate basis, the notes to its financial statements must provide pro forma revenue and earnings of the combined entity as if the acquisition date(s) had occurred as of the beginning of the annual reporting period. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented (the year in which the acquisition occurred and the prior year) should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period.

The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. The Company has determined not to early adopt the new guidance. The Company does not believe that the adoption of the new guidance will have a material impact on its consolidated financial statements.

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

a.
In 2008, Matrix purchased all the shares of TACT Computers and Systems Ltd. ("TACT") for an aggregate consideration of $ 12,500. In 2009, Matrix paid to the sellers an additional and final consideration of approximately $ 6,400.

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

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

b.
In October 2009, the Company completed the sale of 100% of its shares in its subsidiary, NextSource, for aggregate consideration of approximately $12,000, of which $ 8,000 was paid in cash and the remainder through the release of $ 4,000 bank deposits that were previously pledged in favor of banks to secure obligations of NextSource. The gain in the amount of approximately $ 4,300 was presented in the income statement as income from discontinued operation.

c.
On January 17, 2010, Magic, through its U.S subsidiary Fusion Solution LLC, completed the acquisition of a consulting and staffing services business of a U.S-based IT services company, for a total consideration of $ 13,683, of which $ 8,625 was paid upon closing and the remaining $ 5,058 is to be paid over a three year period, of which, $ 506 is contingent upon the acquired business meeting revenue goals, and $ 4,552 in deferred payments. The Company believes that sufficient probability to meet these goals exists. The Company classified both the deferred payment and contingent considerations as a liability as of the date of the transaction.

In accordance with ASC 805-30-35-1 the Company re-measures the contingent consideration based on the fair value at each reporting date until the contingency is resolved or the payment is made, while the changes in fair value are recognized in earnings in the financial expenses using the interest method over the period. The deferred payment was recorded at present value and is amortized using the interest method during the relevant period into financial expenses.

The acquired business provides a comprehensive range of consulting and staffing services for the telecom, network communications and the information technology industry. The cash consideration of $ 8,625 was financed with the Company's own resources. The Company believes that the acquisition of this business activity will enable it to expand its presence in the U.S. market and leverage its relationships with top tier customers as well as take advantage of the synergies between its existing IT services and the acquired operation.

The acquisition was accounted for by the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing January 17, 2010. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed, based on an appraisal performed by the management of Magic, which included a number of factors, including the assistance of independent appraisers.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of January 17, 2010:

Working capital, including deferred tax liability	3,925
Fixed assets	54
Goodwill	4,831
Customer relationships	4,873

Total assets acquired	13,683

Total liabilities assumed	5,058

Net assets acquired	8,625

Identifiable intangible assets, including customer relationship were valued using a variation of the income approach known as the "Multi-Period Excess Earnings Approach". This method utilized a forecast of expected cash inflows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

Below are certain unaudited pro forma combined statements of income data for the year ended December 31, 2009, as if the acquisition had occurred January 1, 2009, after giving effect to purchase accounting adjustments, including amortization of identifiable intangible assets, mainly customer relationships. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2009, nor is it necessarily indicative of future results. Pro forma for 2010 was not provided since the activity was consolidated in the 2010 financial statements of income for 11.5 months, which was considered as fully consolidated for 2010.

Year ended
December 31, 2009
Unaudited

Total revenues	79,137

Net income attributable to Formula's shareholders	7,948

Earnings per share
Basic	0.25
Diluted	0.25

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

d.
In 2010, the Company's subsidiaries, Matrix, Magic and Sapiens, completed the acquisition of additional activities for an aggregate total consideration of $ 8,000, of which $ 2,000 is contingent upon the acquired activities meeting certain goals.

e.
In 2010, the Company's subsidiaries, Matrix, Magic and Sapiens, completed the acquisition of additional businesses for an aggregate total consideration of $ 8,080, of which $ 1,800 is contingent upon the acquired businesses meeting certain goals. As of December 31, 2010, the fair value of the contingent consideration is $ 952.

NOTE 4:- MARKETABLE SECURITIES

The Group invests in marketable debt and equity securities, which are classified as trading securities and as available-for-sale securities. The following is a summary of marketable securities:

a.	Composition:

	Interest
	rate
	December 31,	December 31,
	2010	2010	2009
	%
Short-term:
Trading securities (1)		35,313	40,491
Available-for-sale securities		2,857	3,680

Total short-term securities		38,170	44,171

Long-term:
Auction rate security (2)		2,373	6,980
Available-for-sale security		455	401

Total long-term securities		2,828	7,381

(1)	The Company recognized trading gains in the amount of $ 2,276 and $ 1,362 during the years ended December 31, 2010 and 2009, respectively.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

(2)
The auction rate security's interest rates are reset through a "Dutch" auction each month. The monthly auctions historically have provided a liquid market for these securities. With the liquidity issues experienced in global credit and capital markets, the available for sale securities have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders.

b.	The following is a summary of marketable securities which are classified as available-for-sale:

	December 31,
	2010				2009
	Amortized cost	Unrealized losses	Unrealized Gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value

Available-for-sale:

Government bonds	407	-	37	444	407	-	37	444
Commercial bonds	4,614	127	90	4,577	10,245	377	175	10,043
Equity securities	1,816	1,243	91	664	1,971	1,452	55	574

Total available-for-sale marketable securities	6,837	1,370	218	5,685	12,623	1,829	267	11,061

Out of the unrealized losses as of December 31, 2010 and 2009, $ 1,370 and $ 1,452 respectively, of losses are outstanding over twelve month period. The fair value of these marketable securities which bear losses over twelve month period is $ 2,828 and $ 401, respectively.

During the years ended December 31, 2010 and 2009, the Company recorded an impairment loss for its investment in equity security in the amount of $ 155 thousands and $ 143, respectively.

In 2010 and 2009, the Company received proceeds from sales of available for-sale marketable securities of $ 5,079 thousand and $ 107 thousand respectively and recorded related net gains (losses) of $ (77) thousand and $ 22 thousand in financial income, respectively.

c.	The amortized costs of available-for-sale debt securities at December 31, 2010, by contractual maturities, are shown below:

		Unrealized gains (losses)
	Amortized cost	Gains	Losses	Estimated fair value

Due in one year or less	1,525	40	-	1,565
Due between one year to five years	3,496	214	(127)	3,583

	5,021	254	(127)	5,148

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5: -	FAIR VALUE MEASUREMENT

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The fair value of the liabilities is approximately the presented value.

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of December 31, 2010 and 2009:

	Fair value measurements using input type December 31, 2010
	Level 1	Level 2	Level 3	Total

Assets:
Shares	3,305	-	-	3,305
Government and corporate debentures	32,638	2,018	-	34,656
Equity securities	664	-	-	664
Available-for-sale long- term	-	-	2,373	2,373

Total financials assets	36,607	2,018	2,373	40,998

Liabilities:
Foreign currency derivative contracts	-	40	-	40
Put option contracts	-	-	434	434
Liability in respect of business combination	-	-	5,481	5,481

Total financials liabilities	-	40	5,915	5,955

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5: -	FAIR VALUE MEASUREMENT (Cont.)

	Fair value measurements using input type December 31, 2009
	Level 1	Level 2	Level 3	Total

Assets:
Short-term deposits	13,838	-	-	13,838
Shares	868	-	-	868
Government and corporate debentures	40,262	2,868	-	43,130
Derivative	-	2,302	-	2,302
Equity security	173	-	-	173
Corporate debentures-long term *)	401	2,500	4,480	7,381

Total financials assets	55,542	7,670	4,480	67,692

Liabilities:
Put option contracts	-	-	216	216
Liability in respect of business combination	-	-	2,964	2,964

Total financials liabilities	-	-	3,180	3,180

(*)
The available-for-sale securities with unquoted prices fair value was determined by a valuation. The fair value was based on a trinomial discount model employing assumptions that market participants would use in their estimates of fair value.

The assumptions included, among others, the following: the underlying structure of the security, the financial standing of the issuer, stated maturities, estimates of the probability of the issue being called at par prior to final maturity, estimates of the probability of defaults and recoveries, auctions failure and successful auction or repurchase at par for each period, expected changes in interest rates paid on the securities, interest rates paid on similar instruments, and an estimated illiquidity discount due to extended redemption periods. Finally, the present value of the future principal and interest payments was discounted at rates considered to reflect current market conditions for each security (see Note 4).

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5: -	FAIR VALUE MEASUREMENT (Cont.)

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs.

	December 31,
	2010	2009

Carrying value as of January 1	4,480	5,000
Sale of financial assets *)	(2,107)	-
Net changes in fair value	-	(250)
Impairment:
Impairment to credit loss	-	(143)
Impairment to non-credit loss	-	(127)

Carrying value as of December 31	2,373	4,480

*)	The proceed from the sale of the financial assets in 2010 was $ 2,268

NOTE 6:-	INVESTMENTS IN AFFILIATED COMPANY

Following are details relating to the financial position and results of operations of affiliates in the aggregate:

a.	Group's share of the associates' statement of financial position based on the interests therein at reporting date:

	December 31,
	2010	2009

Current assets	2,360	2,642
Noncurrent assets	1,026	1,243
Current liabilities	981	547
Noncurrent liabilities	11	77
	2,394	3,261

Other investments	815	449

	3,209	3,710

b.	Group's share of the associates' statement of operation based on the interests therein during the year:
	Year ended December 31,
	2010	2009

Revenues	6,592	7,996
Loss	1,070	335

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: -	PROPERTY, PLANTS AND EQUIPMENT, NET

Composition:
	December 31,
	2010	2009
Cost:
Computers and equipment	48,615	43,735
Motor vehicles	732	572
Buildings	3,552	3,210
Leasehold improvements	8,045	6,057

	60,944	53,574
Accumulated depreciation:
Computers and equipment	41,382	37,476
Motor vehicles	573	412
Buildings	1,749	1,493
Leasehold improvements	4,829	4,204

	48,533	43,585

Depreciated cost	12,411	9,989

Depreciation expenses totaled $ 4,000, $ 4,000 and $ 4,600 for the years ended December 31, 2010, 2009 and 2008, respectively.

In 2009, Magic sold its office buildings in Hungary and Israel for $ 535 and $ 5,200, respectively. As a result of the sales, Magic recorded net gains of approximately $ 289 and $ 1,960, respectively.

NOTE 8:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 are as follows:

Balance as of January 1, 2009	144,005

Additions due to past contingent consideration related to past acquisitions *)	2,773
Foreign currency translation adjustments	629

Balance as of December 31, 2009	147,407

Acquisition of newly-consolidated subsidiaries	12,622
Additions due to past contingent consideration related to past acquisitions *)	669
Foreign currency translation adjustments	5,797

Balance as of December 31, 2010	166,495

*)	Acquisitions occurring prior to January 1, 2009 were accounted for using the purchase method of accounting in accordance with prior GAAP (SFAS 141 "Business Combination").

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	INTANGIBLE ASSETS, NET

Composition:

		December 31,
		2010	2009

a.	Original amounts:
	Capitalized software development costs	94,292	82,298
	Other intangibles	12,511	11,577
	Customer relationship and acquired technology	7,546	1,907

		114,349	95,782

	Accumulated amortization:
	Capitalized software development costs	69,303	57,697
	Other intangibles	9,396	8,644
	Customer relationship and acquired technology	2,549	1,907

		81,248	68,248

	Total	33,101	27,534

b.	Amortized expenses totaled $ 11,400, $ 9,800 and $ 8,100 for the years ended December 31, 2010, 2009 and 2008, respectively. As for impairment of software development cost, see Note 2k.

c.	Estimated intangible assets amortization for the years ended:

December 31,

2011	10,411
2012	8,522
2013	5,749
2014	3,691
2015	2,505
2016 and thereafter	2,223

Total	33,101

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	LIABILITIES TO BANKS AND OTHERS

a.	Composition:

	December 31, 2010	Linkage basis	Long-term liabilities	Current maturities	Total long- term liabilities net of current maturities	Total long- term liabilities net of current maturities
	Interest rate		December 31, 2010			December 31, 2009
	%

	4-6	NIS– Israeli Prime	9,152	6,148	3,004	8,530
		Other	159	9	150	26

Total			9,311	6,157	3,154	8,556

b.	Maturity dates:

	December 31,
	2010	2009

First year (current maturities)	6,157	6,840
Second year	3,006	5,940
Third year	148	2,616

Total	9,311	15,396

c.	For details of liens, guarantees and credit facilities see Note 13.

NOTE 11:-	DEBENTURES

a.	Comprised as follows:

			December 31,
		Interest	2010	2009
	Linkage	rate

Non-convertible Debentures (b)	CPI	5.15%	47,781	58,557

Less - current maturities of debentures			(15,927)	(14,639)

Total			31,854	43,918

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	DEBENTURES (Cont.)

b.	Non-convertible debentures:

The non-convertible debentures were issued by Matrix in August 2007 for an aggregate amount of NIS 250,000 (approximately $ 62,000).

The debentures bear interest at an annual rate of 5.15%. The principal will be paid in four equal annual installments on December 31 of each of the years 2010 through 2013. The principal and interest are linked to the Israeli CPI. On February 21, 2008, Matrix listed the debentures for trading on the TASE. The fair value of the debentures as of December 31, 2010 and 2009 is $ 51,604 and $ 63,475, respectively. See Note 13 for information regarding covenants related to the non-convertible debentures.

In 2008, Matrix repurchased debentures value, amounting to $ 12,600 of the outstanding debentures. As a result, an amount of $ 500 was recorded as a gain on repurchase of debentures.

NOTE 12:-	EMPLOYEE OPTION PLANS

a.
In March 2008, Formula's shareholders approved the adoption of Formula's 2008 Employee and Officer Share Option Plan, referred to as "the plan". Pursuant to the plan, the Company may grant from time to time to the Company's and its subsidiaries' employees and officers (which are not Formula's controlling shareholders) options to purchase up to 400,000 Ordinary shares of Formula. The plan is administered by the Company's board of directors or by an option committee to be appointed by the board.  The plan provides that options may be granted, from time to time, to such grantees to be determined by the board or the option committee, at an exercise price and under such terms to be determined at their sole and absolute discretion. Options may be granted under the plan through January 2018.

In January 2009, Formula granted to the CEO, in connection with his new service agreement, options to purchase 396,000 Ordinary shares. These options vest over a three-year period, commencing on December 17, 2008, on a quarterly basis. The exercise price of the options is NIS 0.01 per share. The options shall expire six years of the date of grant. These options are amortized in accordance to the Group's option amortization methodology. In April 2010 the CEO exercised all the options to shares. Total fair value of the grant was calculated based on the price share on the grant date and summed to $ 926 thousands ($ 2.34 per share).

In March 2011, concurrently with the amendment and extension of the Company's CEO service agreement, the Company approved the grant of options to the CEO, exercisable to an additional 542,000 shares for no consideration. The options, vest in equal quarterly installments over a four year period that commences in December 2011 and concludes in December 2015.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	EMPLOYEE OPTION PLANS (Cont.)

b.
The Company's subsidiaries granted options to their employees to purchase shares in the respective companies. The options were mainly granted during the years 1999-2010. In general, the options expire 7-10 years after grant. For further information with respect to expenses relating to the benefit to the employees, and additional disclosure required by ASC 718, see Note 2w.

c.	The following table sets forth the total stock-based compensation expense resulting from stock options included in the consolidated statements of income.

	Year ended December 31,
	2010	2009	2008

Cost of revenues	2	2	20
Research and development expenses	61	26	13
Selling and marketing expenses	75	32	112
General and administrative expenses	1,326	1,581	1,360

Total stock-based compensation expense	1,464	1,641	1,505

The following table is a summary of the status of option plans in Magic as of December 31, 2010:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		$	Years	$
Options outstanding at the beginning of the year	1,927,199	2.28
Granted	498,000	1.44
Exercised	(685,564)	1.95
Forfeited	(75,447)	5.59

Outstanding at the end of the year	1,664,188	2.02	6.49	6,928

Vested and expected to vest at the end of the year	1,583,891	2.06	6.36	3,352

Exercisable at the end of the year	933,688	2.59	4.48	6,528

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: -	EMPLOYEE OPTION PLANS (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2010, 2009 and 2008 was $ 1.88, $ 0.87 and $ 0.68, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount changes based on the fair value of Magic's Ordinary share.

As of December 31, 2010, there were approximately $ 89 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's equity incentive plan. That cost is expected to be recognized over a weighted-average period of approximately four years. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009, and 2008 was $ 1,895, $ 26 and $ 383, respectively.

The following is a summary of the status of option plans in Matrix as of December 31, 2010:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		$	Years	$

Options outstanding at the beginning of the year	2,171,463	3.23
Granted	-	-
Exercised	(2,027,798)	3.18
Forfeited	-	-

Outstanding at the end of the year	143,665	3.23	0.916	381

Vested and expected to vest at the end of the year	143,665	3.23	0.916	381

Exercisable at the end of the year	143,665	3.23		381

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	EMPLOYEE OPTION PLANS (Cont.)

The weighted-average grant-date fair value of options granted during the year ended December 31, 2008 was $0.87. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount changes based on the fair value of Matrix' Ordinary share. As of December 31, 2010, there were approximately $ 381 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's equity incentive plan. That cost is expected to be recognized over a weighted-average period of 1 year. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009, and 2008 was $ 3,110, $ 3,280 and $ 27, respectively.

The following is a summary of the status of options plans in Sapiens as of December 31, 2010:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		$	Years	$

Options outstanding at the beginning of the year	2,306,963	2.16	5.23

Granted	789,000	1.92	5.2
Exercised	(17,282)	1.39	-
Forfeited	(132,909)	12.24	0.38

Options outstanding at the end of the year	2,945,772	1.65	4.7	2,026

Vested and expected to vest at the end of the year	2,888,634	1.64	4.69	1,956

Exercisable at the end of the year	1,803,004	1.58	4.56	1,394

The weighted-average grant-date fair value of options granted during the years ended December 31, 2010, 2009 and 2008 was $ 1.08, $ 0.59 and $ 0.64, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount changes based on the fair value of sapiens' Ordinary share. As of December 31, 2010, there were approximately $ 826 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's equity incentive plan. That cost is expected to be recognized over a weighted-average period of up to four years. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009, and 2008 was $ 16, $ 0 and $ 97, respectively.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	COMMITMENTS AND CONTINGENCIES

a.	Commitments:

Some of the Company's subsidiaries have commitments to the Chief Scientist and to the Marketing Promotion Fund, to pay royalties at a rate of 3%-3.5% of the proceeds from the sale of software products which were developed with the assistance of the Chief Scientist and marketed with the assistance of the Marketing Promotion Fund and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs. The amount of royalties is limited to 100%-150% of the amount received.  The subsidiaries are only obliged to repay the grants received from the Office of the Chief Scientist if revenue is generated from the sale of the said software products.

The contingent liability in respect of the aforesaid grants amounted to approximately $ 6,200 as of December 31, 2010.

b.	Liens:

Some of the subsidiaries have liens on leased vehicles, leased equipment and other assets in favor of the leasing companies.

c.	Guarantees:

1.
Subsidiaries have provided bank guarantees aggregating to approximately $ 15,300 as security for the performance of various contracts with customers. If the subsidiaries were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

2.
Subsidiaries have provided bank guarantees aggregating to $ 3,200 as security for rent to be paid for their offices. If the subsidiaries were to breach certain terms of their lease, the lessee could demand that the banks providing the guarantees pay amounts claimed to be due.

Covenants:

-	In connection with Matrix' credit facilities agreements with various financial institutions and in connection with non-convertible debentures, Matrix committed to the following:

1.	To maintain certain financial ratios. Matrix meet the financial ratios as of December 31, 2010 and 2009..
2.	Not to grant a security interest in all or substantially all of their respective assets.
3.
Matrix committed to not to distribute dividends that will cause its equity to be less than NIS 275,000 (approximately $ 80,000). As of December 31, 2010, the Matrix' equity is approximately NIS 551,000 ($ 160,000).

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	COMMITMENTS AND CONTINGENCIES (Cont.)

e.	Legal proceedings:

1.
In 2010, a former customer of Sapiens filed a claim in the arbitration court in Warsaw, Poland against Sapiens, claiming an amount of approximately €3,400 ((approximately $ 4,750) for damages caused by Sapiens in the project for such former customer more than two years ago. Sapiens does not accept the claim and based on the consultations with its legal counsel, believes that it has a reasonable defense.

2.
In February 2010, a U.S. company filed a lawsuit against Magic and one of its subsidiaries claiming an alleged breach by Magic and the subsidiary of its intellectual property rights in connection with one of Magic’s products. No monetary damage was claimed.

Due to the preliminary stage of the litigation, and based on the advice of its legal advisors, Magic cannot predict the outcome of the lawsuit nor can it make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

3.
In August 2009, a software company filed a lawsuit in arbitration against Magic Software, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in the amount of approximately $13.7 million. Closing summaries have not yet been submitted in the proceedings with respect to the amount of damages, and therefore, at this time Magic Software is not able to estimate the amount of damages and no provision has been made for the arbitration.

4.
In addition, other lawsuits have been filed against the Company's subsidiaries in the ordinary course of business. The Company applied ASC 450, "Contingencies", and recorded a provision where it was appropriate.

f.	Lease commitments:

The following are details of the future minimum lease commitments of office equipment, office space and motor vehicles under non-cancelable operating leases as of December 31, 2010:

2011	21,189
2012	19,301
2013	13,190
2014	5,423
2015 and thereafter	2,343

61,446

Rent expenses for the years 2010, 2009 and 2008, were approximately $ 15,000 $ 14,000 and $ 15,600, respectively.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	EQUITY

The composition of share capital is as follows:

	December 31, 2010			December 31, 2009
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding

Ordinary shares, NIS 1 par value each	25,000,000	13,620,780	13,596,000	25,000,000	13,224,780	13,200,000

1.	Formula's shares are traded on the TASE and its ADS, each representing one Ordinary share of NIS 1 par value, on the NASDAQ.
2.	Formula holds 24,780 of its Ordinary shares.
3.	In 2008, the Company paid a dividend of approximately $ 10,000 and declared a dividend of approximately $ 30,000 which paid in January 2009.
4.	In April 2010, the Company declared on dividend of approximately $20,000 and paid approximately $ 10,000 of it.
5.	For Employee and Officer Share Option Plan, see Note 12.
6.
In December 2010, Magic consummated a private placement of ordinary shares and warrants with several institutional and private investors for aggregate gross proceeds of $23,000 (excluding finders' fees and transaction expenses).  If the warrants are exercised in full, Magic will receive additional proceeds of approximately $9,400.

NOTE 15:-	INCOME TAXES

a.	Tax laws in Israel:

1.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Some operations of certain subsidiaries have been granted the status of an "Approved Enterprise" which was granted under the Law before April 1, 2005. According to the provisions of the Law, the subsidiaries have elected the "alternative benefits" program and as such are entitled to tax exemption of two to four years and to a reduced tax rate of 10%-25% depending on the level of foreign investment in the technologies. The benefits commence with the date on which taxable income is first earned. The period of tax benefits detailed above is subject to a limit of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above Law, regulations published thereafter and the certificates of approval for the specific investments in an "Approved Enterprise". In the event of failure to comply with these conditions, the benefits may be canceled and the subsidiaries may be required to refund the amount of the benefits, in whole or in part, including interest.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	INCOME TAXES (Cont.)

The tax-exempt income attributable to an "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If this net retained tax-exempt income is distributed  the Company,  would be taxed at the corporate tax rate applicable to such income as if the Company had not elected the alternative tax benefits (currently 25% of the gross dividend).

The Company does not anticipate paying dividends in the foreseeable future. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company's "Approved Enterprises". Income from sources other than the "Approved Enterprise" during the period of benefits will be taxable at general corporate tax rates.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Law. The Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies are no longer required to get the Investment Center's prior approval to qualify for tax benefits. Such an enterprise is a "Privileged Enterprise", rather than the previous terminology of Approved Enterprise. The period of tax benefits for a new Privileged Enterprise commences in the "Year of Commencement", which is the later of: (1) the year of election, or (2) the year in which taxable income is first generated by the company after the election year.

The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise such as the provision generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export.

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

2.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Some subsidiaries currently qualify as an "Industrial Company" as defined by this law, and as such are entitled to certain tax benefits including, inter alia accelerated depreciation as stipulated by regulations published under the Inflationary Adjustments Law and tax deduction over a period of 3 years.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	INCOME TAXES (Cont.)

3.	Tax rates applicable to income in Israel:

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

The general corporate tax rate in Israel in 2010 was 25%. The corporate tax rate is to be reduced in 2011 to 24%. On July 23, 2009, the Israel Economic Efficiency Law (Legislation Amendments for Applying the Economic Plan for 2009 and 2010), 2009 (hereinafter – the 2009 Amendment), became effective, stipulating, among other things, an additional gradual decrease in tax rates in 2011 and thereafter, as follows: 2011-24%, 2012-23%, 2013-22%, 2014-21%, 2015-20% and 2016 and thereafter-18%.

b.	Subsidiaries outside Israel:

Subsidiaries that are not Israeli residents are taxed in their countries of residence, according to the tax laws in those countries.

c.	Cumulative tax losses:

The Company and its subsidiaries have cumulative losses for tax purposes as of December 31, 2010 totaling approximately $ 185,500, of which $ 177,400 is in respect of companies in Israel (December 31, 2009 - $ 196,200) which can be carried forward and offset against taxable income in the future for an indefinite period, and approximately $ 8,200 in respect of companies abroad (December 31, 2009 - $ 19,700). In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance as detailed in Note 15e below.

The Company recorded a valuation allowance with respect to the attributable to these losses carried forward.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	INCOME TAXES (Cont.)

d.	Income tax assessments:

The Company and its subsidiaries are routinely examined by various taxing authorities. Below is a summary of the income tax assessments of the Company and its subsidiaries:

Formula

The Company's tax years 2007 through 2010 remain subject to examination by the Israeli Tax Authorities.

Matrix

Several subsidiaries of the Matrix group entities have final tax assessments through the year 2006. The Israeli Tax Authorities are currently examining income tax returns of Matrix I.T Ltd. and additional subsidiaries at the Matrix Group for the tax years 2005 through 2007.

Magic

Magic (the Israeli entity) has received final tax assessments through the year 2005. Non-Israeli subsidiaries of Magic are taxed according to the tax laws in their respective domiciles of residence. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. The Company's management has determined that it will not distribute any amounts of its undistributed tax income as a dividend. The Company intends to reinvest the amount of such tax income. Accordingly, no deferred income taxes have been provided.

Sapiens

Sapiens Technologies and some of its subsidiaries have final tax assessments through the year 2005. Non-Israeli subsidiaries of Sapiens are taxed according to the tax laws in their respective country of residence. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. The Company's management has determined that it will not distribute any amounts of its undistributed tax income as a dividend. The Company intends to reinvest the amount of such tax income. Accordingly, no deferred income taxes have been provided.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	INCOME TAXES (Cont.)

e.	Deferred taxes:

1.	Composition:

	December 31,
	2010	2009

Net operating losses carried forward	43,120	38,663
Allowances and reserves	3,219	1,006
Differences in measurement basis (cash basis for tax purposes)	(2,159)	(2,907)

	44,180	36,762
Valuation allowance	(29,173)	(25,735)

Total	15,007	11,027

2.	Presentation in balance sheets:

	December 31,
	2010	2009

Other current assets	4,526	3,735
Other non-current assets	13,135	9,499
Long-term liabilities	(2,654)	(2,207)

	15,007	11,027

f.	Income before taxes on income:

	Year ended December 31,
	2010	2009	2008

Domestic	31,153	24,762	17,900
Foreign	11,463	12,030	7,728

Total	42,616	36,792	25,628

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	INCOME TAXES (Cont.)

g.	Income taxes included in the statements of operations:

	Year ended December 31,
	2010	2009	2008

Current taxes:

Domestic	8,149	7,002	3,896
Foreign	1,750	819	1,264

	9,899	7,821	5,160

Deferred taxes:

Domestic	(4,004)	1,359	(2,012)
Foreign	649	(875)	131

Deferred taxes, net	(3,355)	484	(1,881)

Taxes on income	6,544	8,305	3,279

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	INCOME TAXES (Cont.)

h.	Theoretical tax:

The following is reconciliation between the theoretical tax expense, assuming that all income was taxed at statutory tax rates, and the actual income tax expense, as recorded in the statement of operations:

	Year ended December 31,
	2010	2009	2008

Income before income taxes, as per the statement of operations	42,616	36,792	25,628

Statutory tax rate in Israel	25%	26%	27%

Theoretical tax expense	10,654	9,566	6,920
Reconciliation:
Non-deductible expenses	238	441	193
Tax-exempt income change in tax rate and reduced tax rates in companies which have Approved Enterprises	631	425	8
Deferred taxes on losses (utilization of losses) and temporary differences for which a valuation allowance was provided, net	(3,438)	627	(3,034)
Prior year losses and temporary differences for which deferred taxes were recorded, net	(3,231)	(2,979)	-
Taxes in respect of prior years	735	118	(907)
Other	955	107	99

Income taxes as per the statement of operations	6,544	8,305	3,279

Effective tax rate - in %	15.4%	22.6%	12.8%

i.	Uncertain tax positions:

The Company and its subsidiaries adopted the provisions of ASC 740 on January 1, 2007. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC 740 and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	INCOME TAXES (Cont.)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits in the Company's subsidiaries is as follows:

Balance as of January 1, 2009	756

Reductions related to settlement of tax matters	(229)
Increase related to current year tax positions	142
Addition of interest related to the unrecognized tax liabilities from previous years	10

Balance as of December 31, 2009	679

Increase related to current year tax positions	915
Addition of interest related to the unrecognized tax liabilities from previous years	512

Balance as of December 31, 2010	2,106

NOTE 16:-	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

Balance Sheets:

a.	Other current assets:

Composition:

	December 31,
	2010	2009

Government departments	6,424	5,726
Employees (1)	356	355
Prepaid expenses and advances to suppliers	9,495	7,544
Deferred taxes	4,526	3,735
Advanced payments due to M&A activities	1,160	-
Debtors from sale of fixed assets	-	1,306
Derivatives	-	2,292
Other	1,179	1,490

Total	23,140	22,448

(1)	Some of these balances are linked to the CPI, and bear interest at an annual rate of 4%.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16: -	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

b.	Liabilities to Banks:

Composition:
	December 31,		December 31,
	2010		2010	2009
	Interest rate	Linkage
	%	basis

Bank credit	4%-6%	Unlinked	527	36
Short-term bank loans	Prime+2%	Unlinked	-	3,179
Current maturities of long-term loans from banks (see Note 10)			6,157	6,840

Total			6,684	10,055

c.	Other accounts payable:

Composition:
	December 31,
	2010	2009

Government institutions	20,260	12,558
Customer advances	280	5,631
Accrued expenses and other current liabilities	10,153	8,805

Total	30,693	26,994

d.	Financial expenses, net:

Composition:
	Year ended December 31,
	2010	2009	2008

Financial income	1,062	4,160	8,951
Financial costs related to long-term debt	(5,029)	(5,982)	(8,781)
Financial costs related to short-term credit and others	(2,527)	(2,590)	(4,597)
Gain (loss) from marketable securities, net (1) (2)	2,123	4,181	(1,481)

Total	(4,371)	(231)	(5,908)

(1)	Includes gains (losses) from trading securities still held by the Company for the years 2010, 2009 and 2008 in the amounts of $ 2,276, $ 1,362 and $ (1,530) respectively.

(2)	Includes impairment of available-for-sale marketable securities for 2010 and 2009 of $ 153 and $ 143, respectively due to credit loss (see Note 4).

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16: -	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

e.	Other expenses, net:

Composition:

	Year ended December 31,
	2010	2009	2008

Gain on sale of fixed assets, net	-	247	341
Impairment in value of cost-based investment	-	(59)	(502)
Other	(231)	1,480	(419)

Total	(231)	1,668	(580)

f.	Operating segments:

The Company operates in the software services and proprietary software solutions segments through its three subsidiaries: Matrix, Sapiens and Magic.

Software Services:

Matrix

Matrix provides software services, software development projects, outsourcing, integration of software systems and services – all in accordance with its customers' specific needs. Matrix also provides upgrading and expansion of existing software systems. Matrix software solutions and services include the following components: (i) development of dedicated customer software systems; (ii) customization of software developed by Matrix or by third parties to provide a response to customers' requirements; (iii) systems assimilation; (iv) offshore and domestic services, mainly for software developments and quality assurance and software testing; and (iv) integration of all or part of these components. Matrix operates in sales and support of software products of leading worldwide vendors. Matrix supplies infrastructure solutions for computer and communication systems and sales hardware products. Matrix operates technological training and qualification centers providing advanced professional courses for hi-tech personnel, training and assimilation of computer systems, applications courses, professional training, soft-skills training and training for capital market operations.

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16: -	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

Proprietary Software Products

Magic

Magic's technology enables enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized to meet current and future needs.
Magic gives partners and customers the ability to create any type of business applications, leverage existing information technology resources, enhance business ability, and focus on core business priorities to gain maximum return on their existing and new IT investments.

Magic Software is known for its code-free approach, allowing users to focus on business logic rather than technological requirements.  This approach forms the driving principle of both the uniPaaS application platform (the next generation of eDeveloper) and the iBOLT business and process integration suite. Both uniPaaS and iBOLT enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.
During 2010, following the acquisition of consulting and staffing services business Magic also provides software services.

Sapiens

Sapiens is a provider of software solutions for the insurance industry. Sapiens' suite of insurance solutions, built to meet the core business needs of large and small insurance carriers, aligns IT with business demands for speed, flexibility and efficiency.  Sapiens' solutions are supplemented by its methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. Sapiens offers its solutions to two of the major lines of insurance business – Life & Pension (L&P) and Property & Casualty (P&C).

Sapiens' insurance solutions are deployed at leading insurance carriers globally. Sapiens' service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve their business objectives.

Sapiens eMerge™, is a rules-based model-driven architecture, that is used to develop most of Sapiens' software products. It enables the creation of mission critical core enterprise applications with little or no coding using agile methodologies. Sapiens' technology allows customers to achieve legacy modernization and enterprise application integration

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16: -	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

The Company evaluates the performances of each segment, software services and proprietary software products, based on operating income/loss. Headquarters and finance expenses are allocated proportionally between the segments:

	Software
	Services	Proprietary Software Products		Total
	Matrix	Sapiens	Magic

Revenues:
2010	409,272	52,235	88,578	550,085
2009	368,498	45,698	55,350	469,546
2008	397,925	43,534	61,980	503,439

Inter-segment sales:
2010	391	-	-	391
2009	153	3	-	156
2008	135	-	61	196

Operating income:
2010	31,412	6,476	9,099	46,987
2009	26,014	5,087	5,922	37,023
2008	25,502	2,430	3,941	31,873

Financial income (expenses):
2010	(3,819)	(201)	(351)	(4,371)
2009	377	262	(870)	(231)
2008	(4,648)	(2,012)	752	(5,908)

Net income from continuing operations:
2010	9,189	4,129	5,061	18,379
2009	8,197	2,703	3,298	14,198
2008	9,190	(1)	2,125	11,314

	Software
	Services	Proprietary Software Products		Total
	Matrix	Sapiens	Magic

Identifiable assets including goodwill:
2010	404,175	68,394	118,818	591,387
2009	370,206	59,196	93,441	522,843

Identifiable liabilities:
2010	183,342	22,130	22,386	227,858
2009	148,641	20,822	32,332	201,795

Depreciation and amortization:
2010	4,235	6,647	4,569	15,451
2009	3,568	5,369	4,600	13,807
2008	3,646	5,142	3,629	12,417

Investments in segment assets:
2010	4,103	662	583	5,348
2009	1,799	326	580	2,705
2008	2,481	769	738	3,988

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

Reconciliation between the data on income from the operating segments and the data in the consolidated financial statements:

	2010	2009	2008

Revenues:
Revenues as above	550,085	469,546	503,439
Less inter-segment transactions	(391)	(156)	(196)

Revenues as per statements of operations	549,694	469,390	503,243

	2010	2009
Identifiable assets:
Total assets of operating segments	591,387	522,843
Assets not identifiable to a particular segment	44,477	64,753
Elimination of inter-segment assets and other	(12,097)	(21,184)

Total assets from continuing operations as per consolidated balance sheets	623,767	566,412

Identifiable liabilities:
Total liabilities of operating segments	227,858	201,795
Liabilities not identifiable to a particular segment	76,456	93,032
Elimination of inter-segment liabilities and other	(14,931)	(24,016)

Total liabilities from continuing operations as per consolidated balance sheets	289,383	270,811

g.	Geographical information:

1.	The Company's long-lived assets are as follows:

	December 31,
	2010	2009

Israel	125,734	115,466
United States	20,156	5,245
Europe	10,108	10,143
Japan	6,506	5,826
Other	4,228	1,727

Total	166,732	138,407

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16: -	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

2.	Revenues:

Revenues classified by geographic area:

	Year ended December 31,
	2010	2009	2008

Israel	412,922	368,230	393,391
International:
United States	73,075	38,862	47,098
Other	63,697	62,298	62,754

Total	549,694	469,390	503,243

 Classification was based on the location of the customers.

h.	Earnings per share:

The following table presents the computation of basic and diluted net earnings per share from continuing operations:

	Year ended December 31,
	2010	2009	2008

Amount for basic earnings per share - income available to shareholders	18,379	14,198	11,314
Effect of dilutive securities of subsidiaries	-	-	-

Amount for diluted earnings per share - income available to shareholders	18,379	14,198	11,314

Weighted average shares outstanding
Denominator for basic net earnings per share	13,382	13,200	13,200
Effect of dilutive securities	141	364	-

Denominator for diluted net earnings per share	13,523	13,564	13,200

Basic net earnings per share from continuing operations	1.37	1.08	0.84

Diluted net earnings per share from continuing operations	1.36	1.04	0.84

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17: -	DISCONTINUED OPERATIONS

a.
On June 20, 2007, the Company completed the sale of its entire shareholdings in BluePhoenix. BluePhoenix met the definition of a component under ASC 360. Accordingly, the results of operations of BluePhoenix have been classified as discontinued operations in the statement of income and prior periods results have been reclassified accordingly. In addition, comparative data of the assets and liabilities attributed to the discontinued operations have been reclassified in the balance sheet.

b.
In 2007, Magic disposed of two of its subsidiaries (AAOD and Magic Italy). Both subsidiaries met the definition of a component under ASC 360. Accordingly, the results of operations of these subsidiaries and businesses and the gain resulting from the disposals have been classified as discontinued operations in the statement of income and prior periods results have been reclassified accordingly. In addition, comparative data of the assets and liabilities attributed to the discontinued operations have been reclassified in the balance sheet.

c.
On October 22, 2009, the Company completed the sale of its entire shareholdings in NextSource. The results of operations of NextSource have been classified as discontinued operations in the statement of income and prior periods results have been reclassified accordingly. In addition, comparative data of the assets and liabilities attributed to the discontinued operations have been reclassified in the balance sheet.

d.	The following is the composition of discontinued operations (including capital gains):

	Year ended December 31,
	2010	2009	2008

Revenues	-	64,328	87,564
Cost of revenues	-	57,996	78,488

Gross profit	-	6,332	9,076
Research and development costs, net	-	-	-
Selling, general and administrative expenses	-	5,647	8,156

Operating income	-	685	920
Financial expenses, net	-	(55)	(100)
Capital gains on sale of shareholdings, net	-	4,284	-

Income before income taxes	-	4,914	820
Taxes on income	-	36	265

	-	4,878	555
Equity in losses of affiliates, net	-	-	-

Net income	-	4,878	555

FORMULA SYSTEMS (1985) LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18: -	SUBSEQUENT EVENT

On January 1, 2011, Magic completed the acquisition of its South African distributor, Magic Integration (Pty) Ltd ("Magix"). Based on the acquisition terms Magic will control 51% of Magix with an option to increase its holdings to 75%; for a total consideration of up to $ 2,500 to be paid in 2011. Magix specializes in the software integration and application development of Magic Software platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa. Magic believes that the acquisition of this business activity will enable it to expand its presence in the South African market and leverage its relationships with top tier customers

17.MAR.2011 18:03 0397235389333 MAGIC MANAGMENT #3461 P.001 /006

Magic Benelux B.V.

Independent auditor's report

Report on the financial statements

We have audited the accompanying financial statements 2010 of Magic Benelux B.V., Houten, which comprise the balance sheet as at December 31, 2010 and 2009, the profit and loss account and the notes, comprising a summary of the accounting policies and other explanatory information for each of the three years in the period ended December 31, 2010.

Management's responsibility

Management is responsible for the preparation and fair presentation of these financial statements and for the preparation of the management board report, both in accordance with U.S. generally accepted accounting principles. Furthermore management is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with standards of the Public Company Oversight Board (United States). This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the financial statements

In our opinion, the financial statements give a true and fair view of the financial position of Magic Benelux B.V. as at December 31, 2010 and 2009 and of its its related statements of operations for each of the three years in the period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

22

17.MAR.2011 18:03 0397235389333 MAGIC MANAGMENT #3461 P.002 /006

Magic Benelux B.V.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the management board report, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2:392 sub 1 at b-h has been annexed. Further we report that the management board report, to the extent we can assess, is consistent with the financial statements as required by Section 2:391 sub 4 of the Dutch Civil Code.

Dordrecht, January 28, 2011

Verstegen accountants en adviseurs,

Drs. L.K. Hoogendoorn RA MGA

23

17.MAR.2011 18:04 0397235389333 MAGIC MANAGMENT #3461 P.003 /006

Levy Cohen & Co.

Registered Auditors

37 Broadhurst Gardens, London NW6 3QT

Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

Magic Software Enterprises (UK) Limited

We have audited the accompanying balance sheet of Magic Software Enterprises (UK) Limited (the "Company") as of December 31, 2010 and 2009, and the related profit and loss account and changes in shareholders' equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010 and 2009, and the related profit and loss account and changes in shareholders' equity for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,
LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants

25 January 2011

J. Cohen C.P.A. (ISR)
R. Shahmoon ACA

Registered to carry out audit work in the UK by The Institute of Chartered Accountants in England and Wales. Details about our audit registration can be viewed at

17.MAR.2011 18:04 0397235389333 MAGIC MANAGMENT #3461 P.004 /006

Levy Cohen & Co.

Registered Auditors

37 Broadhurst Gardens, London NW6 3QT

Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

Hermes Logistics Technologies Limited

We have audited the accompanying balance sheet of ***Hermes Logistics Technologies Limited*** (the "Company") as of December 31, 2010 and 2009, and the related profit and loss account and changes in shareholders' equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010 and 2009, and the related profit and loss account and changes in shareholders' equity for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,
LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants

25 January 2011

J. Cohen C.P.A. (ISR)
R. Shahmoon ACA

Registered to carry out audit work in the UK by The Institute of Chartered Accountants in England and Wales. Details about our audit registration can be viewed at www.auditregister.org.uk under reference no. C008178288.

17.MAR.2011 18:05 0397235389333 MAGIC MANAGMENT #3461 P.005 /006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

We have audited the accompanying balance sheets of Magic Software Japan K.K. (the "Company") as of December 31, 2010 and 2009, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Tokyo, Japan
January 28, 2011

KDA Audit Corporation

KDA Audit Corporation

1

17.MAR.2011 18:05 0397235389333 MAGIC MANAGMENT #3461 P.006 /006
TEL.52..36 1 250 1841 Jan.28 2011 01:23DU OLD.10

To the Board of Directors and Shareholders of
Magic (Onyx) Magyarország Szoftverház Kft.

We have audited the accompanying balance sheet of Magic (Onyx) Magyarország Szoftverház Kft. (the "Company") as of December 31, 2010 and 2009, and the related statements operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010 and 2009, and the related statements operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Budapest, Hungary
January 28, 2011

Maria Négyessy
Reg. Auditor

F-2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/Guy Bernstein	March 17, 2011
	Guy Bernstein	Date
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

1.1	Memorandum of Association (1)
1.2	Articles of Association as amended on December 28, 2005 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification, dated December 28, 2005 (2)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(3)
8	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act *
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act *
13.1
Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2
Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kost, Forer, Gabbay & Kasierer, Member of Ernst& Young Global*
15.2	Consent of Levy Cohen and Co. *
15.3	Consent of Levy Cohen and Co. *
15.4	Consent of Verstegen accountants en adviseurs*
15.5	Consent of KDA Audit Corporation*
15.6	Consent of Maria Negyessy*
15.7	Letter dated March 17, 2011 of Ziv Haft, registered certified public accountants (Isr.) BDO member firm, required to be filed under Item 16F(a)(3) of this Annual Report. *
____________
* Filed herewith.

(1)  Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).
(2)  Incorporated by reference to the annual report on Form 20-F for the 2005 fiscal year filed by the registrant with the Securities and Exchange Commission on June 29, 2006.
(3)  Incorporated by reference to the annual report on Form 20-F for the 2008 fiscal year filed by the registrant with the Securities and Exchange Commission on April 27, 2009.