Form 20-F/A
period 2010-12-31
FORMULA SYSTEMS (1985) LTD
filed 2011-06-14
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

2

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

Yes ☐   No ☒

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F for the year ended December 31, 2010, filed on March 18, 2011 with the Securities and Exchange Commission (the “Original Report”), is being filed by Formula Systems (1985) Ltd. (“Formula” or the “Company”), to amend the Original Report for the sole purposes of: (i) revising the disclosure in paragraph (a)(1)(i) under Item 16F (“Change in Registrant’s Certifying Accountant”) to re-characterize the cause of the change in the Company’s principal accountant effective as of the second quarter of 2010 as a dismissal of the Company’s former principal accountant (the “Former Accountant”); (ii) filing once again, as an exhibit to the Amendment (as Exhibit 15.8 to the Amendment, in replacement of Exhibit 15.7 to the Original Report), a letter from the Former Accountant in which it expresses agreement with the revised disclosure set forth in Item 16F(a) of the Amendment (i.e., including the revised statement concerning the dismissal of the Former Accountant described in clause (i) immediately above); (iii) adding to the Company’s current auditor’s report on the Company’s consolidated financial statements and the other reports of auditors of the Company’s subsidiaries that were filed pursuant to Item 18 of Form 20-F the report of the Former Accountant on the Company’s consolidated financial statements as of December 31, 2009 and for the two year period then ended (the “Former Accountant Audit Report”), in accordance with Rule 2-05 of Regulation S-X promulgated by the Securities and Exchange Commission; and (iv) filing, as a new exhibit (Exhibit 15.7 to the Amendment) the consent of the Former Accountant to the incorporation by reference of the Former Accountant Audit Report (as included in the Amendment) in the Company’s Registration Statement on Form S-8 (No. 333-156686).

Other than as set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Original Report, nor does this Amendment reflect any events that have occurred after the Original Report was filed.  The filing of this Amendment shall not be deemed an admission that the Original Report, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

Capitalized terms appearing in this Amendment which are not otherwise defined shall have the respective meanings assigned to them in the Original Report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a)(1)(i) Effective as of the second quarter of 2010, Ziv Haft was dismissed as our independent auditor, following its audit of our consolidated financial statements for the year ended December 31, 2009.

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

(3) We have provided Ziv Haft with a copy of the disclosures that we have made in response to this Item 16F(a) and requested that Ziv Haft furnish us with a letter addressed to the SEC stating whether it agrees with the above statements made by us in response to this Item 16F(a) and, if not, stating the respects in which it does not agree with such statements. Ziv Haft’s response letter is filed as Exhibit 15.8 to this Amendment No. 1 to our annual report on Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith are filed as part of this annual report (as amended), as noted on the pages below:

In addition, the reports of (i) Ziv Haft, which audited our consolidated financial statements as of December 31, 2009 and for the two fiscal years then ended, and (ii) the independent accounting firms that have audited the financial statements of certain of our subsidiaries for the fiscal year ended, and as of, December 31, 2010, whose audits are in each case referenced by our independent registered public accounting firm in its report on our consolidated financial statements included herein, have also been filed as part of this annual report (as amended).

ITEM 19. EXHIBITS

Exhibit No.

1.1	Memorandum of Association (1)
1.2	Articles of Association as amended on December 28, 2005 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification, dated December 28, 2005 (2)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(3)
8	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act**
13.1
Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global *
15.2	Consent of Levy Cohen and Co. *
15.3	Consent of Levy Cohen and Co. *
15.4	Consent of Verstegen accountants en adviseurs*
15.5	Consent of KDA Audit Corporation*
15.6	Consent of Maria Negyessy*
15.7	Consent of Ziv Haft, registered certified public accountants (Isr.) BDO member firm**
15.8	Letter dated June 14, 2011 of Ziv Haft, registered certified public accountants (Isr.) BDO member firm, required to be filed under Item 16F(a)(3) of this annual report**
______________
* Previously filed, as an exhibit to the original annual report on Form 20-F for the 2010 fiscal year filed by the registrant with the Securities and Exchange Commission on March 18, 2011.
* * Filed herewith.
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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/Guy Bernstein	June 14, 2011
	Guy Bernstein	Date
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

1.1	Memorandum of Association (1)
1.2	Articles of Association as amended on December 28, 2005 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification, dated December 28, 2005 (2)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(3)
8	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act**
13.1
Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global *
15.2	Consent of Levy Cohen and Co. *
15.3	Consent of Levy Cohen and Co. *
15.4	Consent of Verstegen accountants en adviseurs*
15.5	Consent of KDA Audit Corporation*
15.6	Consent of Maria Negyessy*
15.7	Consent of Ziv Haft, registered certified public accountants (Isr.) BDO member firm**
15.8	Letter dated June 14, 2011 of Ziv Haft, registered certified public accountants (Isr.) BDO member firm, required to be filed under Item 16F(a)(3) of this annual report**
______________
* Previously filed, as an exhibit to the original annual report on Form 20-F for the 2010 fiscal year filed by the registrant with the Securities and Exchange Commission on March 18, 2011.
* * Filed herewith.
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

On January 1, 2011, Magic completed the acquisition of its South African distributor, Magic Integration (Pty) Ltd ("Magix"). Based on the acquisition terms Magic will control 51% of Magix with an option to increase its holdings to 75%; for a total consideration of up to $ 2,500 to be paid in 2011. Magix specializes in the software integration and application development of Magic Software platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa. Magic believes that the acquisition of this business activity will enable it to expand its presence in the South African market and leverage its relationships with top tier customers

BDO Ziv Haft

Head Office: Amot Bituach House Bldg. B
48 Dereh Menahem Begin Rd.
Tel Aviv 66180, Israel
www.bdo.co.il E-mail: bdo@bdo.co.il

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
FORMULA SYSTEMS (1985) LTD.

We did not audit the financial statements of certain subsidiaries, whose consolidated assets constitute approximately 24% of total consolidated assets as of December 31, 2009, and whose consolidated revenues constitute approximately 19% and 18% of total consolidated revenues for the years ended December 31, 2009 and 2008, respectively. The financial statements of those subsidiaries were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of those subsidiaries is based solely on the reports of the other auditors.

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

Tel Aviv, Israel
April 29, 2010

Ziv Haft

Certified Public Accountants (Isr.)

BDO Member Firm

Tel Aviv: Tel: 972(0)3-6386868 Fax: 972(0)3-6394320
Haifa: Tel: 972(0)4-8680600 Fax: 972(0)4-8620866
Kiryat Shmona: Tel: 972(0)4-6951389 Fax: 972(0)4-6950004
Jerusalem: Tel: 972(0)2-6546200 Fax: 972(0)2-6526633
Be'er Sheva: Tel: 972(0)77-6900700 Fax: 972(0)3-6368714
Be'ne Braq: Tel: 972(0)73-7145300 Fax: 972(0)73-7145317

BDO Israel, an Israeli partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms

17.MAR.2011 18:04 0397235389333 MAGIC MANAGMENT #3461 P.003 /006

Levy Cohen & Co.

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