Form 20-F
period 2011-12-31
FORMULA SYSTEMS (1985) LTD
filed 2012-05-15
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Exact Name of Registrant as Specified in Its Charter
and translation of Registrant’s name into English)

Israel

(Jurisdiction of Incorporation or Organization)

5 Haplada Street, Or Yehuda 60218, Israel

(Address of Principal Executive Offices)

Asaf Berenstin; 5 Haplada Street, Or Yehuda 60218, Israel

Tel: 972 3 5389487, Fax: 972 3 5389645

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each	NASDAQ Global Select Market
representing one Ordinary Share, NIS 1 par value

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2011, the registrant had 13,596,000 outstanding ordinary shares, NIS 1 par value, of which 768,559 were represented by American Depositary Shares.

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

Yes ☐ No ☒

TABLE OF CONTENTS

PART I

INTRODUCTION

This annual report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors.”

We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles, commonly referred to as U.S. GAAP. In accordance with U.S. GAAP, we use the United States dollar as our reporting currency. In accordance with Accounting Standards Codification, or ASC, 360, “Property, Plant and Equipment” and following the sale of our entire shareholdings in nextSource Inc., or nextSource, in October 2009, nextSource’s results of operations, assets and liabilities were classified as attributed to discontinued operations and as a result, we have reclassified certain figures in our financial statements relating to prior periods.

As used in this annual report, references to dollar refer to the United States dollar and references to NIS refer to New Israeli Shekels. References to the Israeli CPI refer to the Israeli consumer price index.

As used in this annual report, references to “we,” “our,” “ours” and “us” refer to Formula Systems (1985) Ltd. and its subsidiaries, unless otherwise indicated. References to “Formula” refer to Formula Systems (1985) Ltd. alone. Our operations are currently conducted through our three subsidiaries – Magic Software Enterprises Ltd., or Magic Software, Matrix IT Ltd., or Matrix, and Sapiens International Corporation N.V., or Sapiens. For the period of time from our loss of control over Sapiens on August 21, 2011 until we regained a majority interest in Sapiens on January 27, 2012, we refer to Sapiens as an affiliated company.

All trademarks appearing in this annual report are the property of their respective holders.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derive the consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011, and the consolidated balance sheet data as at December 31, 2010 and 2011, from our audited consolidated financial statements included elsewhere in this annual report. The consolidated statement of operations data for the years ended December 31, 2007 and 2008 and the consolidated balance sheet data at December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements not included in this annual report. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data:

	Year ended December 31,
	2007	2008	2009	2010	2011
	(U.S. dollars in thousands, except share and per share data)

Revenues	$414,724	$503,243	$469,390	$549,694	$640,617
Cost of revenues	298,410	373,775	352,283	412,463	492,886
Gross profit	116,314	129,468	117,107	137,231	147,731

Research and development costs, net	6,547	6,564	4,430	5,503	5,148
Selling, general and administrative expenses	84,503	90,451	77,322	84,510	93,340
Other expenses (income), net	750	580	(1,668)	231	(207)
Operating income	24,514	31,873	37,023	46,987	49,450

Financial expenses, net	(3,619)	(5,908)	(231)	(4,371)	(6,500)
Gain (loss) on realization of investments, net	2,039	(337)	-	-	-
Income before taxes on income	22,934	25,628	36,792	42,616	42,950

Taxes on income	(1,891)	(3,279)	(8,305)	(6,544)	(5,689)
Gain derived from deconsolidation of subsidiary and
equity in gains (losses) of affiliated companies, net	(653)	(216)	(335)	(1,070)	25,870
Income from continuing operations	20,390	22,133	28,152	35,002	63,131

Net income from discontinued operations	32,333	555	4,878	-	-
Net income	52,723	22,688	33,030	35,002	63,131

Net income attributable to non-controlling interests	15,464	10,819	13,954	16,623	20,169
Net income attributable to Formula’s shareholders	37,259	11,869	19,076	18,379	42,962

	Year ended December 31,
	2007	2008	2009	2010	2011
	(U.S. dollars in thousands, except share and per share data)

Earnings per share generated from continuing operations:
Basic	0.82	0.84	1.08	1.37	3.17
Diluted	0.8	0.84	1.04	1.36	3.11

Earnings per share generated from discontinued operations:
Basic	2	0.04	0.37	-	-
Diluted	1.99	0.04	0.36	-	-

Total earnings per share:
Basic earnings	2.82	0.88	1.45	1.37	3.17
Diluted earnings	2.79	0.88	1.4	1.36	3.11

Weighted average number of shares outstanding (in Thousands):
Basic	13,200	13,200	13,200	13,282	13,514
Diluted	13,200	13,200	13,564	13,523	13,669

Balance Sheet Data:

	December 31,
	2007	2008	2009	2010	2011
	(U.S. dollars in thousands)
Total assets	$612,624	$596,622	$566,439	$623,767	$669,739
Total liabilities	306,231	319,252	271,125	289,383	317,012
Equity	306,303	277,370	295,314	334,384	352,727

Dividends

In June 2011, Formula distributed to its shareholders a cash dividend of $0.71 per share. The aggregate amount distributed by Formula was approximately $10 million.

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

Our business prospects, operating results and financial condition could be seriously harmed due to any of the following risks. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business prospects, financial condition, and results of operations. The trading prices of our ordinary shares and ADSs could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Our Industry

Unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

Our business depends on the overall demand for information technology, or IT, from, and on the economic health of, our current and prospective customers. In addition, the demand for our products and services is discretionary and may involve a significant commitment of capital and other resources. The crisis in the financial and credit markets in the United States, Europe and Asia during 2008 and 2009 led to a global economic slowdown. Notwithstanding the recent recovery in some of the financial markets there is still continuing economic weakness and uncertainty, as adverse credit conditions, increased energy costs, renewed inflation, decreased consumer confidence, reduced capital spending, adverse business conditions, liquidity concerns and other factors have mitigated the strength of economic recovery from the global recession. Even if overall economic conditions continue to improve, continued challenging economic conditions in the markets in which we operate or a reduction in the level of IT, capital spending and investment in IT projects by our existing and potential customers, could adversely impact our business, results of operations and financial condition in a number of ways, including by resulting in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets remain uncertain or weaken further, our business, operating results and financial condition may be materially adversely affected.

The loss of, or significant reduction or delay in, purchases by our customers or impairment of our relationships with our largest customers could reduce our revenues and profitability.

The loss of any of our major customers or a decrease or delay in orders or anticipated spending by such customers could reduce our revenues and profitability, due to our reliance on such customers. Our customers could also engage in business combinations, which could increase their size, reduce their demand for our products and solutions as they recognize synergies or rationalize assets, and increase or decrease the portion of our total sales concentration with respect to any single customer.

For example, five customers of one of our three current significant subsidiaries— Sapiens— and its subsidiaries accounted for 33% of Sapiens’ consolidated revenues (or 4% of our consolidated revenues), in 2011. One significant customer of another significant subsidiary—Magic Software— accounted for 25% of its consolidated revenues in 2011 (or 4% of our consolidated revenues). There can be no assurance that the existing customers of our significant subsidiaries will enter into new project contracts with us or that they will continue using our enabling IT technologies.

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

Conversely, adjusting our cost structure to fit economic downturn conditions may have a negative effect on us during an economic upturn or periods of increasing demand for our IT solutions. If we have too aggressively reduced our costs, we may not have sufficient resources to capture new IT projects and meet customer demand. If, for example, during periods of escalating demand for our products, which we experienced during the 2010 and 2011 fiscal years, we are unable to add engineering and technical staff capacity quickly enough to meet the needs of our customers, they may turn to our competitors making it more difficult for us to retain their business. Similarly, if we are unable for any other reason to meet delivery schedules, particularly during a period of escalating demand, our relationships with our customers could be adversely affected. If we are unable to effectively manage our resources and capacity to capitalize on periods of economic upturn, there could be a material adverse effect on our business, financial condition, results of operations and cash flows.

The software solutions market that we address through our subsidiaries is expected to continue to evolve, and if we are not able to accurately predict and rapidly respond to market developments or customer needs, our competitive position will be impaired.

The market for our solutions is characterized by changing business conditions and customer requirements. Nevertheless, estimates of the market's expected growth resulting from the changing conditions and requirements are inherently uncertain and are subject to many risks and assumptions. We may need to develop and introduce additional software and enhancements to our existing solutions to satisfy our current customers and maintain our competitive position in the marketplace. We may also need to modify our software so that it can operate with new or enhanced software that may be introduced by other software vendors. The failure to anticipate changes in technology, partner and customer requirements and successfully develop, enhance or modify our software solutions, or the failure to do so on a timely basis, could limit our revenue growth and competitive position.

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

If our products fail to compete successfully with those of our competitors, we may have to reduce the prices of our products, which, in turn, may adversely affect our business.

We face competition, both in Israel and internationally, from a variety of companies, including companies with significantly greater resources than ours who are likely to enjoy substantial competitive advantages, including:

•	longer operating histories;

•	closer proximity to future markets;

•	greater financial, technical, marketing and other resources;

•	cheaper costs, including labor cost;

•	political leverage;

•	greater name recognition;

•	well-established relationships with our current and potential clients; and

•	a broader range of products and services.

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

As described above, our strategy includes selective acquisitions of, and investments in, companies offering products, technologies and services. For example, in February 2010, Magic Software (via a subsidiary) acquired a consulting and staffing services business of a U.S.-based IT services company providing a comprehensive range of consulting and staffing services for telecom, network communications and the IT industry. As a further example, in August 2011, our current subsidiary Sapiens acquired IDIT I.D.I. Technologies Ltd., or IDIT, and FIS Software Ltd., or FIS, and in April 2010, it acquired Harcase Software Limited, or Harcase (Canada). If and when we or any of our subsidiaries acquires or invests in another company, the acquiring or investing entity could have difficulty assimilating the target company’s personnel, operations, technology or products and service offerings into its own. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to a failure to do so. Even when an acquired company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible challenges that might arise with respect to such products. Furthermore, the key personnel of the acquired company may decide not to work for the acquirer. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

In the case of IDIT and FIS, Sapiens has commenced integrating them into its current business, including adding their solutions to Sapiens’ product line and integrating their employees, including developers, technical support providers and sales and marketing personnel, into Sapiens’ business. We expect that this process will continue into 2012, but there is no assurance that Sapiens will be successful and achieve anticipated synergies. In addition, while Sapiens has made significant progress towards the integration of Harcase (Canada)'s operations, technology and employees into its business, there can be no assurance that it will be able to successfully complete the integration and generate all anticipated synergies or operational improvements.

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

The assets listed in our consolidated balance sheets as of December 31, 2011 include, among other things, goodwill amounting to approximately $167 million, capitalized software development costs, net, amounting to approximately $12 million and other intangible assets (comprised mainly of customer related intangible assets and acquired technology) amounting to approximately $19 million. The applicable accounting standards require that:

•	goodwill not be amortized, but rather be subject to an annual impairment test. We perform an annual goodwill impairment test with respect to our reporting units at December 31 of each year, or more often if indicators of impairment are present. As of December 31, 2010 and 2011, the estimated fair values of our reporting units ranged from 5% to 112% and from 10% to 28%, respectively, above their carrying values, thereby enabling us to avoid having to record any impairment. During the years ended December 31, 2009, 2010 and 2011, no impairment was required for any of our reporting units.

•	intangible assets that are not considered to have an indefinite useful life be amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset. During the years ended December 31, 2009, 2010 and 2011, no impairment losses were identified for these intangible assets; and

•	acquired technology and development costs of software that is intended for sale that are incurred after the establishment of technological feasibility of the relevant product be capitalized and tested for impairment on a regular basis by determining whether the amortization of the asset over its remaining economic useful life can be recovered through undiscounted future operating cash flows from the specific software product sold and written down when capitalized costs exceed the product’s net realizable value. During the years ended December 31, 2009, 2010 and 2011, no impairment losses were identified for these software products.

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

We acquire businesses from time to time, and, as a result, certain amounts have been allocated to goodwill on our balance sheet. Goodwill and other intangible assets that have indefinite useful lives are tested at least annually for impairment.

Under Accounting Standards Update, or ASU, 2011-08, “Testing Goodwill for Impairment,” codified in ASC 350 “Intangibles – Goodwill and Other,” issued by the Financial Accounting Standards Board, or FASB, in September 2011, which is effective beginning January 1, 2012, we may first assess qualitative factors to determine whether it is necessary to perform a two-step quantitative goodwill impairment test. We need nor calculate the fair value of a reporting unit unless we determine, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.

Should a goodwill impairment test that we conduct disclose that there has been a permanent impairment of a material part of the value of goodwill, it would be necessary to write-off such amount, and this could materially adversely affect our results of operations.

Our credit facility agreements contain a number of restrictive covenants which, if breached, could result in acceleration of our obligation to repay our debt.

The loan agreements to which we (primarily one of our subsidiaries) are party contain a number of conditions and limitations on the manner in which we can operate our business, including limitations on our ability to incur debt and sell or acquire assets. These loan agreements also contain various covenants which require us to maintain certain financial ratios related to shareholders’ equity and operating results of one of our subsidiaries that are customary for companies of comparable size. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us and, by extension, to our shareholders. In addition, a breach of the restrictive covenants could result in the acceleration of our obligations to repay our debt.

Marketing our products and services in international markets may require increased expenses and greater exposure to risks that we may not be able to successfully address.

We intend to continue to focus our efforts on selling proprietary software solutions in international markets and to devote significant resources to these efforts. If we are unable to continue achieving market acceptance for our solutions or continue to successfully penetrate international markets, our business will be harmed. In 2010 and 2011, we received approximately 25% and 24% of our consolidated revenues, respectively, from customers located outside of Israel. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including:

•	limitations and disruptions resulting from the imposition of government controls;

•	changing product and service requirements in response to the formation of economic and marketing unions, such as the European Union;

•	economic or political changes in international markets;

•	export license requirements and trade restrictions;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	unexpected changes in regulatory requirements;

•	difficulties in managing overseas subsidiaries and international operations;

•	the uncertainty of protection for intellectual property rights in some countries, particularly in southeast Asia;

•	multiple and possibly overlapping tax structures and changes in tariffs; and

•	currency fluctuations.

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

Our business involves long-term, large projects, some of which are fixed-price projects that involve uncertainties, such as estimated project costs and profit margins.

A significant portion of our business is characterized by relatively large projects or engagements that can have a significant impact on our total revenue and cost of revenue from quarter to quarter, and we derive a significant portion of our revenues from engagements on a fixed-price basis with delivery requirements spanning more than one year. In addition, we may agree to a price before design specifications are finalized, which could result in a fixed price that is too low, resulting in lower margins or losses to us. As our projects can be highly complex, we may not be able to accurately estimate our actual costs of completing a fixed-project. If our actual cost-to-completion of these projects differs significantly from the estimated costs, we could experience a loss on the related contracts, which would have a material adverse effect on our results of operations, financial position and cash flow. Similarly, delays in executing client contracts may affect our revenue and cause our operating results to vary widely.

If our tools or solutions do not function efficiently, we may incur additional expenses.

In the course of providing our software products, we continually conduct testing to detect the existence of failures, errors and defects. Testing for errors or defects is complicated because it is difficult to simulate the breadth of operating systems, user applications and computing environments that our customers use and our software itself is increasingly complex. We have instituted a quality assurance procedure for correcting errors and defects in our tools. The amount of failures, errors and defects detected to date, and the cost of correcting them, have not been significant. However, if our products fail to function efficiently or if errors and defects are detected in our tools in the future, we might incur significant expenditures in an attempt to remedy the problem, and our reputation with users of our products and services may also be harmed. In addition, errors or defects in our products could result in delayed or lost revenue, claims against us, diversion of development resources and increased service, warranty and insurance costs. The adverse consequences of, and expenses related to, failures, errors and defects could have a material adverse effect on our business, operating results, and financial condition.

Failure to meet customer expectations with respect to our solutions or damage caused by our solutions to our customers’ information systems may cause the cancellation of our contracts and may subject us to liability claims.

We provide our customers with upfront estimates regarding the duration, budget and costs associated with the implementation of our products. Implementation of some of our products is complex and meeting the anticipated duration, budget and costs often depends on factors beyond our control. We may not meet the upfront estimates and expectations of our customers for the implementation of products as a result of our products’ capabilities or service engagements by us, our system integrator partners or our customers' IT employees. Consequently, if we fail to meet upfront estimates and the expectations of our customers for the implementation of our products, we could lose customers and be subject to negative publicity regarding us and our solutions, which could adversely affect our ability to attract new customers and sell additional products and services to existing customers.

In addition, some of the products and services that we provide involve key aspects of customers’ information systems. These systems are frequently critical to our customers’ operations. As a result, our customers have a greater sensitivity to failures in these systems than do customers of other software products generally. If a customer’s system fails during or following the provision of products or services by us, or if we fail to provide customers with proper support for our software products or do so in an untimely manner, we are exposed to the risks of cancellation of our contract with the customer and a legal claim for substantial damages being filed against us, regardless of whether or not we are responsible for the failure. Any cancellation of a contract could cause us to suffer damages, since we might not be paid for costs that we incurred in performing services prior to the date of cancellation.

As to a legal claim for damages by the customer, while, when possible, we limit our liability under our product and service contracts, we cannot guarantee that such a limitation of liability, if any, would be sufficient to protect us. We maintain general liability and professional liability insurance coverage. However, we cannot assure you that our insurance coverage will be sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. If we lose one or more large claims against us that exceed available insurance coverage, our business, operating results and financial condition may be materially adversely affected. In addition, liability claims could also require us to spend significant time and money in litigation or to pay significant damages. Regardless of whether we prevail, diversion of key employees’ time and attention from our business, incurrence of substantial expenses and potential damage to our reputation might result.

If we are unable to accurately predict and respond to market developments or demands, our business will be adversely affected.

The IT business, in large part, is characterized by rapidly evolving technology and methodologies. This makes it difficult to predict demand and market acceptance for our services and products. In order to succeed, we need to adapt the products and services we offer to technological developments and changes in customer needs. We cannot guarantee that we will succeed in enhancing our products and services or developing or acquiring new products and services that adequately address changing technologies and customer requirements. Even if we succeed in adapting to new technologies by developing new products and services and successfully bringing them to market, there is no assurance that the new products or services would have a positive impact on our financial performance and could even result in lower revenues or be accompanied by lower margins and/or higher costs and therefore could negatively impact our financial performance. Changes in technologies, industry standards, the regulatory environment, customer requirements and new product introductions by existing or future competitors could render our existing products and services obsolete and unmarketable, or require us to enhance our current products or develop new products. This may require us to expend significant amounts of money, time and other resources to meet the demand. There can be no assurance that we will have sufficient resources to make such expenditures, especially in light of the worldwide financial and economic situation, or that these expenditures will bring the full advantages or any advantage as planned. These expenditures could strain our personnel and financial resources.

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

On August 21, 2011, following Sapiens’ acquisition of all of the outstanding shares of FIS and IDIT which was mainly financed by the issuance of Sapiens shares, we lost our controlling interest in Sapiens, resulting in the deconsolidation of Sapiens’ results from our financial statements. As a result of Sapiens’ acquisition of FIS and IDIT, our interest in Sapiens was diluted from 75.6% to 42.2%. The gain recognized in relation of our loss of control in Sapiens amounted to $ 25,833 and is presented in our income statement in the item “gain derived from deconsolidation of subsidiary and equity in gains (losses) of affiliated companies, net.” From August 21, 2011 until December 31, 2011, Sapiens’ results of operations were reflected in our results using the equity method of accounting. While we subsequently regained control of Sapiens, raising our equity interest to 52.1% on January 27, 2012, there can be no assurance that we will retain our majority interest in Sapiens or in any of our other subsidiaries.

Risks Related to our Intellectual Property

If third parties assert claims of intellectual property infringement against us, we may suffer substantial costs and diversion of management’s attention.

Substantial litigation over intellectual property rights exists in the software industry. We expect that software products will be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps, and we cannot predict whether third parties will assert claims of infringement against us based on our software products. Furthermore, our employees and contractors have access to software licensed by us from third parties, and a breach of the non-disclosure undertakings by any of our employees or contractors may lead to a claim of infringement against us. From time to time third parties have in the past, and may in the future, assert infringement claims against us or claim that we have violated a patent or infringed upon a copyright, trademark or other proprietary right belonging to them. Any claim, with or without merit, could be expensive and time-consuming to defend, and would probably divert our management’s attention and resources. In addition, such a claim may require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component. Such royalty or licensing agreements, if required, may not be available to us on acceptable terms, if at all. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition and results of operations.

In February 2010, a U.S. company filed a lawsuit against Magic and one of its subsidiaries, claiming an alleged breach by Magic and its subsidiary of its intellectual property rights in connection with one of their products. In July 2011, the parties signed a settlement agreement under which Magic agreed to pay a lump sum for future maintenance and support until 2018, subject to a complete release of all claims. Future such settlement agreements, if containing terms that are adverse or burdensome to us, could have an adverse effect on our results of operations.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

Our success and ability to compete are substantially dependent upon our ability to protect our proprietary developed technology. Substantially all of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. In general, we have relied on a combination of contractual provisions, technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our proprietary know-how. We do not have any registered patents. We believe that due to the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as unpublished copyright works. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, we attempt to protect trade secrets and other proprietary information through non-disclosure agreements with employees, consultants and distributors. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful. Our failure to protect our rights, or the improper use of our products by others without licensing them from us could have a material adverse effect on our results of operations and financial condition. We have placed, and in the future may place, certain of our software in escrow. The software may, under specified circumstances, be made available to our customers. From time to time, we also provide our software directly to customers. This may increase the likelihood of misappropriation or other misuse of our software.

Our information technology systems could be subject to security breaches, which could have adverse effects on our operations.

The safeguarding of our information technology, or IT, infrastructure is important to our business. A cyber-attack that bypasses our IT security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information, resulting in adverse business impact. Adverse effects could include:

•	adversely affected future results of operations due to the theft, destruction, loss, misappropriation or release of our confidential data or our intellectual property;

•	operational or business delays resulting from the disruption of IT systems and subsequent clean-up and mitigation activities; and
•	negative publicity resulting in reputation or brand damage for us vis-à-vis our customers, partners or industry peers.

If our products experience data security breaches, and there is unauthorized access to our customers' data, we may lose current or future customers and our reputation and business may be harmed.

Our products are used by our customers to manage and store proprietary information and sensitive or confidential data relating to their businesses. Although we maintain security features in our products, our security measures may not detect or prevent hacker interceptions, break-ins, security breaches, the introduction of viruses or malicious code, and other disruptions that may jeopardize the security of information stored in and transmitted by our products. A party that is able to circumvent our security measures in our products could misappropriate our or our customers' proprietary or confidential information, cause interruption in their operations, damage or misuse their computer systems, and misuse any information that they misappropriate. If any compromise of the security of our products were to occur, we may lose customers and our reputation, business, financial condition and results of operations could be harmed.

Risks Related to our Traded Securities

The market price of our ordinary shares and American Depositary Shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all.

The stock market in general has experienced during recent years extreme price and volume fluctuations, including a sharp decline due to the global economic and financial crisis in late 2008 and in 2009, followed by an overall significant rebound in 2010 and early 2011, a decline in mid to late 2011 and a comeback once again in 2012 to date. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations have affected and are expected to continue to affect the market price of our ordinary shares and ADSs.

The high and low closing market price of our ordinary shares traded on the Tel Aviv Stock Exchange, or the TASE, under the symbol “FORT,” and the high and low closing market price of our ADSs traded on the NASDAQ Global Select Market (for periods from January 3, 2011) or the NASDAQ Global Market (for periods prior to January 3, 2011) under the symbol “FORTY,” during each of the last five years, are summarized in the table below:

	NASDAQ		Tel Aviv Stock Exchange*
	In US$		In NIS		In US$
Year	High	Low	High	Low	High	Low
2011	20.49	11.14	75.57	43.94	20.55	11.81
2010	18.92	10.82	67.98	40.21	18.21	10.77
2009	12.10	3.59	44.12	16.16	11.22	4.11
2008	14.14	4.99	47.78	17.53	13.32	4.89
2007	14.46	11.69	63.34	47.83	14.78	12.40

* The U.S. dollar price of our ordinary shares on the Tel Aviv Stock Exchange was determined by dividing the price of an ordinary share in NIS by the representative exchange rate of the NIS against the U.S. dollar as reported by the Bank of Israel on the same date.

The market price of our ordinary shares and ADSs may fluctuate substantially due to a variety of factors, including:

•	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;

•	industry trends and changes;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	public announcements concerning us or our competitors;

•	results of integrating investments and acquisitions;

•	the introduction or market acceptance of new service offerings by us or our competitors;

•	changes in product pricing policies by us or our competitors;

•	public announcements concerning distribution of dividends and payment of dividends;

•	the public’s response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission and the Israeli Securities Authority;

•	changes in accounting principles;

•	sales of our shares by existing shareholders;

•	the loss of any of our key personnel;

•	other events or factors in any of the markets in which we operate, including those resulting from war, incidents of terrorism, natural disasters or responses to such events; and

•	general trends of the stock markets.

In addition, global and local economic, political, market and industry conditions and military conflicts and in particular, those specifically related to the State of Israel, may affect the market price of our shares and ADSs.

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

A significant portion of our assets is comprised of equity securities of publicly traded companies. Our publicly traded subsidiaries are, as of the current time, Magic Software, Matrix and Sapiens. The stock prices of these publicly traded companies have been extremely volatile, and have been subject to fluctuations due to market conditions and other factors which are often unrelated to operating results and which are beyond our control. Fluctuations in the market price and valuations of our holdings in these companies may affect the market’s valuation of the price of our ordinary shares and ADSs and may also thereby impact our results of operations. If the value of our assets decreases significantly as a result of a decrease in the value of our interest in our publicly traded subsidiaries, our business, operating results and financial condition may be materially and adversely affected and the market price of our ordinary shares and ADSs may also fall as a result.

Our securities are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the TASE and our ADSs are traded on the NASDAQ Global Market until January 3, 2011, at which date the listing of our ADSs was transferred to the NASDAQ Global Select Market. Trading in our ordinary shares and ADSs on these markets takes place in different currencies (dollars on the NASDAQ Global Select Market and NIS on the TASE), and at different times (resulting from different time zones, different weekly trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares and ADSs on these two markets may differ due to these and other factors (see the risk factor titled “The market price of our ordinary shares and American Depositary Shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all” above for an example thereof). On the other hand, any decrease in the trading price of our ordinary shares or ADSs, as applicable, on one of these markets could likely affect— and cause a decrease in— the trading price on the other market.

Our largest shareholder, Asseco Poland S.A., owns the majority of the voting rights and controls the outcome of matters that require shareholder approval.

Asseco Poland S.A., or Asseco, owns approximately 50.2% of our outstanding ordinary shares (which excludes shares that we have repurchased that lack voting rights). Therefore, Asseco has the power to control the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This voting power may have the effect of delaying or preventing a change in control which may otherwise be favorable to our minority shareholders. In addition, potential conflicts of interest may arise in the event that we or any of our subsidiaries or other affiliates enter into agreements or transactions with affiliates of Asseco. Although Israeli law imposes certain procedures (including shareholder approval) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

We are incorporated under the laws of, and our headquarters and principal research and development facilities are located in, the State of Israel, and approximately 75% and 76% of our consolidated revenues in 2010 and 2011, respectively were generated from the Israeli market. As a result, we are directly influenced by the political, economic and military conditions affecting Israel. In addition, several countries still restrict business with Israel and with companies doing business in Israel. These political, economic and military conditions in Israel, and business restrictions, could have a material adverse effect on our business, financial condition, results of operations and future growth.

Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain and although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2012. There was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities in December 2008 and January 2009 along Israel’s border with the Gaza Strip, which resulted from missiles being fired from the Gaza Strip into southern Israel. There were also extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006. During 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. In addition, the current tension between the Western world and Israel, on the one hand, and the Islamic Republic of Iran, on the other hand, over the latter’s nuclear weapons program carries with it the potential for armed conflict that may involve Israel. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations.  To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside of our control and there can be no assurance that these matters will not negatively affect us in the future.

Some of our employees in Israel are obligated to perform military reserve duty, currently consisting of approximately 30 days of service annually (or more for reserves officers or citizens with certain occupations). Additionally, they are subject to being called to active duty at any time upon the outbreak of hostilities. While we have operated effectively under these requirements, no assessment can be made as to the full impact of such requirements on our business or work force and no prediction can be made as to the effect on us of any expansion of such obligations.

The tax benefits available to us from government programs may be discontinued or reduced at any time, which would likely increase our taxes.

Certain of our subsidiaries received grants in the past and receive tax benefits under Israeli government programs, particularly as a result of the Approved Enterprise status of certain operations in Israel. Approved Enterprise status is granted by the Israeli Investment Center of the Ministry of Industry and Trade and entitles the grantee to a variety of tax incentives. The incentives awarded to certain of our subsidiaries include reduced tax rates and a tax holiday. Subject to compliance with applicable requirements, the portion of our subsidiary’s undistributed income derived from its Approved Enterprise programs is exempt from income tax for a period of two to four years, followed by five to eight years in which the subsidiary benefits from a reduced tax rate of 25% on income derived from its Approved Enterprise investment programs. In order to qualify for these incentives, an Approved Enterprise is required to comply with the requirements of the Law for the Encouragement of Capital Investments, 1959, known as the Investment Law. As of May 14, 2012, our subsidiaries meet those criteria and continue to receive tax benefits from their Approved Enterprise programs, as described in Note 16 to our financial statements and in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Effective Corporate Tax Rates in Israel” below. To maintain eligibility for these programs and benefits, our subsidiaries must continue to meet the conditions set out in the Investment Law. We cannot assure you that these programs and tax benefits will continue at the same level in the future. If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.

Fluctuations in foreign currency values may affect our business and results of operations.

Due to our extensive operations and sales in Israel, most of our revenues and expenses from our software services are denominated in NIS. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars in accordance with ASC 830. Therefore, we are exposed to the risk that a devaluation of the NIS relative to the dollar will reduce our revenue growth rate in dollar terms. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently denominated in other currencies, particularly the Euro, Japanese Yen and British Pound and South African, while a substantial portion of our expenses relating to the proprietary software products and related services, principally salaries and related personnel expenses, is denominated in NIS. As a result, the depreciation of the Euro, Japanese Yen, British Pound or South African Rand relative to the U.S. dollar reduces our dollar recorded revenues from sales of our proprietary software products and related services that are denominated in those currencies and thereby harms our results of operations. In addition, the appreciation of the NIS relative to the dollar increases the dollar recorded value of expenses that we incur in NIS in respect of such proprietary software products sales, and, therefore, could adversely affect our results of operations and harm our competitive position in the markets. The depreciation (appreciation) of the dollar in relation to the NIS (based on the change in the exchange rate reported by the Bank of Israel from the start to the conclusion of each year) amounted to 0.72%, 6.4% and (7.1)% for the years ended December 31, 2009, 2010 and 2011, respectively. Rises in the inflationary rate in Israel further increase the dollar cost of our NIS-based operating expenses and adversely impact the profits that we realize from our proprietary software products sales. The Israeli rate of inflation amounted to 3.9%, 2.7% and 2.2% for the years ended December 31, 2009, 2010 and 2011, respectively. To date, we have not engaged in significant hedging transactions. In the future, we may enter into more or larger currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the NIS against the dollar, or the Euro, Japanese Yen British Pound and South African Rand against the dollar, and from fluctuations in the Israeli inflation rate. However, we cannot assure you that these measures will adequately protect us from the material adverse effects described above. For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects—Overview—Our Functional and Reporting Currency.”

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, amended and restated articles of association, which we sometimes refer to as our articles, and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising the rights thereof and fulfilling the obligations thereof toward the company and other shareholders and to refrain from abusing the power thereof in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company. The Companies Law does not establish criteria for determining whether or not a shareholder has acted in good faith.

As a foreign private issuer whose ADSs are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose ADSs are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Listing Rules of the NASDAQ Stock Market. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, or on its website, each such requirement that it does not follow and describe the home country practice followed by the issuer in lieu of any such requirement. In keeping with these leniencies, we have elected to follow home country practice with regard to, among other things, composition of our board of directors, director nomination procedure, compensation of officers, quorum at shareholders’ meetings and timing of our annual shareholders’ meetings. We have furthermore elected to follow our home country law, in lieu of those rules of the NASDAQ Stock Market that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders and ADS holders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year, after applying certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the value of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Passive income for these purposes generally includes, among other things, certain dividends, interest, royalties, rental and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. This characterization could result in adverse U.S. tax consequences to our shareholders who are U.S. taxpayers, including having gain realized on the sale of our ordinary shares or ADSs being treated as ordinary income rather than capital gain income, and could result in punitive interest charges being applied to such sales proceeds. Rules similar to those applicable to dispositions apply to amounts treated as “excess distributions.”

We believe that we were not a PFIC in 2011 and currently expect that we will not be a PFIC in 2012. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2012 or in a future taxable year. Rules similar to those applicable to gains derived from the disposition of our ordinary shares or ADSs also apply to certain “excess distributions.” A decline in the value of our ordinary shares or ADSs could result in our company being classified as a PFIC. U.S .investors should consult with their own tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares or ADSs. For a discussion of how we might be characterized as a PFIC and related tax consequences, see “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations.”

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Both our legal name and our commercial name is Formula Systems (1985) Ltd. We were incorporated in Israel on April 2, 1985. We maintain our principal executive offices at 5 Haplada Street, Or Yehuda 60218, Israel and our telephone number is 011-972-3-5389487. Our agent in the United States is Corporation Service Company and its address is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. In 1991, we completed the initial public offering of our ordinary shares on the TASE. In October 1997, we completed the listing of our ADSs on the NASDAQ Global Market. As of January 3, 2011 our ADSs are listed on the NASDAQ Global Select Market.

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

Capital Expenditures and Divestitures

Our principal investment and divestiture activities and related financing activities since the start of our 2009 fiscal year are described below. For additional information relating to our investment, divestiture and financing activities during 2010 and 2011, see “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources.”

Changes in our percentage ownership of Sapiens. As a result of our subsidiary Sapiens’ issuance of 17,500,000 of its ordinary shares as consideration for its acquisition of FIS and IDIT on August 21, 2011, our percentage interest in Sapiens decreased from 75.6% to 42.3%. Both prior to, and subsequent to, such acquisition, we have increased our investment in Sapiens, acquiring additional ordinary shares of Sapiens in private transactions that have raised our beneficial ownership to 47.3% and 52.1% of Sapiens’ outstanding share capital as of December 31, 2011 and the current time, respectively. Pursuant to our acquisitions of Sapiens ordinary shares, we have invested an aggregate of $0.1 million, $ 1.8 million and $11.6 million in 2009, 2010 and 2011, respectively, as well as $7.8 million thus far in 2012. The source of such funds has been our working capital and a bank loan.

Acquisition of US risk management company by Matrix. In January 2012, our subsidiary Matrix acquired 60% of the EXZAC Company, a U.S. company in the field of risk management for financial institutions that deals in commerce, and which specializes in application services for enterprise fraud management. Matrix paid $6.75 million in the acquisition, while up to an additional $2.5 million of consideration may be payable by Matrix if the acquired company achieves certain targets over time.

Acquisition of application development infrastructure by Magic Software. In December 2011, Magic Software completed its acquisition of BluePhoenix's AppBuilder activity for $13.5 million, $4 million of which was to be held in escrow pending fulfillment of certain obligations of BluePhoenix under the sale agreement. AppBuilder is a comprehensive application development infrastructure used by many Fortune 1000 enterprises around the world. This premier enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy and maintain large-scale, custom-built business applications.

Acquisition of software providers by Sapiens. On August 21, 2011, Sapiens completed the acquisition of all of the share capital of each of FIS and IDIT, for a consideration that consisted of $6.75 million in cash, 10,016,875 of Sapiens’ ordinary shares and warrants to purchase 1,000,000 of Sapiens’ ordinary shares for FIS and 7,483,125 of Sapiens’ ordinary shares for IDIT. The aggregate shares issued upon completion of the foregoing transactions constituted, immediately upon such completion, approximately 44.2% of Sapiens’ issued and outstanding share capital. In addition, options to purchase shares of IDIT and FIS were replaced at the closing with options to purchase an aggregate of 1,938,844 of Sapiens’ ordinary shares. An aggregate of 1,750,000 of Sapiens’ ordinary shares that were issued as consideration in these transactions were deposited in escrow for 12 months, in connection with certain indemnification arrangements.

The acquisition of FIS, a provider of packaged-based insurance software solutions for Life and Pension, or L&P, that was founded in 1984, enables Sapiens to offer an enhanced solution for the L&P market, grows Sapiens’ customer base in the insurance market world-wide and strengthens Sapiens’ position in the market as a leading provider of L&P core software solutions, The acquisition of IDIT, a provider of insurance software solutions which focuses on the Property & Casualty, or P&C, market allows Sapiens to offer its customers and partners a more extensive product portfolio in the industry and strengthens Sapiens’ presence in the P&C insurance market by increasing its customer base and enabling Sapiens to meet the needs of insurers who operate in the P&C and L&P markets.

Additional Acquisitions by Matrix and Magic Software. In 2011, Matrix and Magic Software completed the acquisition of additional activities for an aggregate total consideration of up to $21.5 million, of which, as of December 31, 2011, the fair value of the contingent consideration was approximately $1.1 million, which was contingent upon the acquired activities achieving certain performance targets from 2011 through 2013.

Acquisition of consulting and staffing business by a subsidiary of Magic Software. In February 2010, a subsidiary of Magic Software completed the acquisition of the consulting and staffing business of a US-based IT services company for a purchase price of approximately $13.7 million in cash, of which $8.6 million was paid in 2010, $2.1 million was paid in 2011, $1.6 million was paid in January 2012, and the remaining $1.4 million will be paid in 2013.

Acquisition of insurance software provider by Sapiens. During 2010, Sapiens acquired Harcase (Canada), a Toronto-based provider of software solutions to the North American insurance industry that developed and delivered RapidSure – an innovative policy administration solution for the P&C market. We (via Sapiens) are now offering this product in North America, Israel and in the United Kingdom. The consideration for the acquisition was $3 million, of which $2.2 million was paid in cash.

Sale of nextSource. In October 2009, we completed the sale of our 100% shareholding in our subsidiary nextSource, for an aggregate consideration of approximately $12 million, of which $8 million was paid in cash and the remainder was paid through the release to us of $4 million of bank deposits that were previously pledged in favor of banks to secure obligations of nextSource.

Purchase of TACT. In 2009, Matrix completed its payment of the remaining $6.4 million of the purchase price for its acquisition of all of the shares of TACT Computers and Systems Ltd., or TACT, for which the aggregate consideration was $12.5 million.

B.	Business Overview

General

We are a global IT solutions and services company based in Israel. We are principally engaged in providing software consulting services, developing proprietary software products and providing computer-based business solutions. We deliver our solutions in over 50 countries worldwide to customers with complex IT services needs, including a number of “Fortune 1000” companies. We operate through our three directly held subsidiaries: Matrix, Magic Software and Sapiens. The following is a description of the areas of our business activity:

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

Our Subsidiaries

Matrix

Matrix IT Ltd. is one of Israel’s leading integration and information technology services companies (based on Dun’s 100 “Israel’s Largest Enterprises 2009”). Matrix employs approximately 6,000 software, hardware, integration and training personnel, which provide advanced IT services to more than 500 customers in the Israeli market. Matrix also markets in Israel software and hardware products manufactured by a broad range of international manufacturers.

The solutions, services and products supplied by Matrix are designed to improve Matrix’s customers’ competitive capabilities, by providing a response to their unique IT needs in all levels of their operations.

Areas of Operation

Matrix is active in four principal areas: software solutions and services; software distribution; infrastructure solutions and hardware products; and training and assimilation.

Software solutions and services. Matrix provides software services, software development projects, outsourcing, integration of software systems and services – all in accordance with its customers’ specific needs. Matrix also provides upgrading and expansion of existing software systems. Matrix software solutions and services include the following components: (i) development of dedicated customer software systems; (ii) customization of software developed by third parties to provide a response to customers’ requirements; (iii) systems assimilation; (iv) offshore and domestic services, mainly for software developments and quality assurance and software testing; and (iv) integration of all or part of these components. The scope of work invested in each individual component varies from one customer to the other, based on each customer’s specific requirements.

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

Matrix provides solutions, services and products primarily to the following four market sectors (or verticals): banking and finance, telecommunications and defense, commerce and manufacturing, and the public and security forces sector.

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

In addition to the four sector-based areas of operations, Matrix operates three horizontal divisions providing specialist services for all of the different sectors of operations as follows:

•     Expertise centers – Matrix operates about 21 “expertise centers”, in areas such as: service oriented architecture (SOA), Mobility (Mobile Technology), CRM, enterprise resource planning (ERP), Cloud Computing, Open Source and E-Business. These expertise centers are based on market concept, which is targeted to yield significant added value to the company’s customers, including: group of professionals that are focused and have expertise in the related technologies, hands-on experience and expertise in the related technologies, methodologies, and best practices; and

•     A strategic consulting center that provides customers with diverse consultation services on topics such as organization, strategy, business development and technological development.

•     Inspection and related professional services under an offshore/”nearshore” model- In the context of its offshore activities, Matrix conducts IT-related activities, including content development, quality assurance, maintenance, indexing and related activities that are performed in a specific region or country where such activities can be conducted most inexpensively. Matrix offers its customers these types of solutions, whether via its “nearshore” Talpiot project and Babcom Centers Ltd. or via its offshore solutions that are based on its development centers in Bulgaria and Macedonia. Periods of economic cautiousness (such as the present time) provide an added incentive for these types of inexpensive economic solutions. This trend is likely to expand Matrix’s operations in these areas in the context of its “Matrix Global” activities.

Customers

Matrix’s customers include large and medium size enterprises in Israel, including commercial banks, loan and mortgage banks, telecommunications services providers, cellular operators, credit card companies, leasing companies, insurance companies, security agencies, satellite operators, hi-tech companies, the Israeli Defense Force and government ministries and public agencies and media and publishing entities.

Magic Software

Magic Software Enterprises Ltd. develops, markets, sells and supports application platform and business and process integration solutions and offers IT professional services,. Magic Software’s products and services are available through a global network of regional offices, independent software vendors, system integrators, distributors and value-added resellers, as well as original equipment manufacturers and consulting partners in approximately 50 countries. In addition to Magic Software’s proprietary technology, Magic Software also provides its customers with maintenance and technical support, as well as professional services and training.

Magic Software Technology

With over 28 years of experience in assisting software and enterprise companies worldwide to produce and integrate their business applications and thousands of customers and partners, Magic Software and its technology enable enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized to meet current and future needs. Magic Software’s development and deployment and integration products empower customers to dramatically improve their business performance and return on investment by enabling the affordable and rapid delivery and integration of business applications, systems and databases.

Magic Software’s technology gives partners and customers the ability to create any type of business applications, leverage existing information technology resources, enhance business ability, and focus on core business priorities to gain maximum return on their existing and new IT investments. Magic Software’s technology also provides the option to deploy Magic Software’s software capabilities in the cloud, hosted in web services cloud computing environment.

Magic Software is known for its meta data driven, code-free approach, allowing users to focus on business logic rather than technological requirements. This approach forms the driving principle of both the uniPaaS application platform and the iBOLT business and process integration platform. Both uniPaaS and iBOLT enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems:

•	uniPaas Application Platform is a comprehensive Rich Internet Application (RIA) platform that supports all deployment models including client/server, RIA, mobile applications, cloud and Software-as-a-Service (SaaS). It uses a single development paradigm that handles all ends of the application development and deployment process including client and server partitioning and the inter-communicating layers and offers customers the power to choose how they deploy their applications, whether full client or web; on-premise or on-demand; in the cloud or behind the corporate firewall; software or mobile or SaaS; global or local.

By offering technology transparency, uniPaaS allows customers to focus on their business requirements rather than technological means. The uniPaaS’ single development paradigm significantly reduces the time and costs associated with the development and deployment of client/server as well as cloud-based applications including RIA, mobile and SaaS. Application owners can leverage their initial investment when moving from full client mode to cloud mode, and eventually modify these choices as the situation requires. Furthermore, enterprises can use cloud based uniPaaS applications in a SaaS model and still have their databases in the privacy of their own data centers. It also supports most hardware and operating system environments such as Windows, Unix, Linux and AS/400, as well as multiple databases. In addition, uniPaaS is interoperable with .NET and Java technologies.

•	iBOLT Business and Process Integration platform is a graphical, wizard-based code-free solution delivering fast and simple integration and orchestration of business processes and applications. iBOLT allows businesses to more easily view, access, and leverage their mission-critical information, delivering true enterprise application integration, or EAI, business process management system, or BPM, and SOA infrastructure. iBOLT allows integration and interoperability of diverse solutions, including cloud-based business applications integration with on-premise as well as legacy applications, in a quick and efficient manner.

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

Magic Software also offers its AppBuilder Application Platform, which assists businesses in the manner described below:

•	AppBuilder Application Platform is a development environment used for managing, maintaining and reusing the complicated applications needed by large businesses. This platform, which was acquired by Magic Software in December 2011 from BluePhoenix, provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily on legacy systems. Enterprises using AppBuilder can build, deploy and maintain large-scale custom-built business applications for years without being dependent on any particular technology. The deployment environments include IBM mainframe, Unix, Linux and Windows. AppBuilder is intended to increase productivity and agility in the creation and deployment of enterprise class computing.

AppBuilder follows the 4GL development paradigm and implements a model driven architecture approach to application development. It provides the ability to design an application at the business modeling level and generate forward to an application

Magic Software addresses the critical business needs of companies so that they are able to quickly respond to changing market forces and demands. Robust business solutions are created, deployed and maintained with unrivaled productivity and time-to-market results. Magic Software’s metadata driven application platform is aligned with modern application development theories and enables developers to create better solutions in less time and with fewer resources.

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

Services are offered as separately purchased add-on packages or as part of an overall software development and deployment technology framework. Over the last several years, Magic Software has built upon its established global presence to form business alliances with Magic Software providers who use Magic Software technology to develop solutions for their customers, and with distributors to deliver successful solutions in focused market sectors.

Maintenance. Magic Software offers its customers annual maintenance contracts providing for unspecified upgrades and new versions and enhancements for its products on a when-and-if-available basis for an annual fee.

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

•	Coretech Consulting Group LLC and Fusion Solutions LLC and Coretech Consulting’s 88%-owned subsidiary Xsell Resources Inc. provide a broad range of IT consulting and staffing services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental staffing services to a wide variety of companies including Fortune 1000 companies. They have extensive knowledgeable of and have worked with virtually all types of telecom infrastructure technologies in wireless and wireline as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Their client list includes major global telecoms, OEM’s and engineering, furnish and installation service companies. The technical personnel that they provide generally supplement the in-house capabilities of their clients. Their approach is to make available to their clients a broad range of technical personnel to meet their requirements rather than focusing on specific specialized areas.

•	Hermes Logistics Technologies Ltd. develops and markets a comprehensive solution for air cargo handling, which is designed to increase productivity, improve efficiency and reduce costs. Hermes provides physical cargo handling, and cargo documentation through customs, seamless electronic data interchange (EDI) communications, special handling for dangerous goods, track and trace and security to billing. The Hermes system provides a complete and integrated solution encompassing all physical handling, documentation and messaging requirements, including real-time warehousing, service level profiling /monitoring, end-user guidance, tariff profiling, analysis, audits and reports. Hermes continued to develop the Hermes software solution for air cargo handling. HERMES Release 4.5 which was released in the beginning of 2012, incorporates new and advanced functionalities. During 2011 HERMES Release 4.0 was deployed by new and existing customers across the globe, and the deployment of Release 4.5 to new and existing customers will continue throughout 2012. Development of HERMES Release 5.0, which will commence in the second half of 2012, will focus on a technology platform migration.

Markets and Customers

Magic Software markets and sells its products and related services in more than 50 countries worldwide. Industries that are significantly represented in the Magic Software’s community include finance, insurance, government, health care, logistics, manufacturing media, retail and telecommunications.

Sapiens

Sapiens International Corporation N.V. is a global provider of innovative software solutions for the financial services industry, with a focus on insurance. Within the insurance industry Sapiens offer solutions to two of the major lines of insurance business –L&P and P&C. Sapiens’ suite of insurance solutions, are built to meet the core business needs of large and small insurance carriers, aligns IT with business demands for speed, flexibility and efficiency. Sapiens’ solutions are supplemented by its methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications.

On August 21, 2011, Sapiens completed the acquisition of all of the share capital of each of FIS and IDIT. The acquisition of FIS enables Sapiens to offer an enhanced solution for the L&P market, growing Sapiens’ customer base in the insurance market world-wide and strengthening Sapiens’ position in the market as a leading provider of L&P core software solutions, The acquisition of IDIT, a provider of insurance software solutions which focuses on the P&C market allows Sapiens to offer its customers and partners a more extensive product portfolio in the industry and strengthens Sapiens’ presence in the P&C insurance market.

Sapiens offers a broad range of insurance software solutions intended to address all of the core systems IT needs of insurance companies. Its expanded insurance solutions offer a broad range of advantages to the operational environment of its customers' organizations Sapiens solutions are based on a model-driven architecture (they incorporate SOA) and are engineered to provide streamlined secure processing, while maintaining total platform independence and system reliability. Sapiens solutions are component-based and scalable in order to help their customers implement Sapiens software into their environments to better serve their clients and quickly respond to insurance regulatory changes that result in a rapid time to market. Sapiens component-based solutions allow its customers to use Sapiens solutions and expand them across different markets and regulatory regimes as they expand their businesses using our components customized for local requirements and integrated through the common base platform.

Sapiens markets its solutions globally through its direct sales force and through marketing alliances with global IT solutions providers to optimize their offerings and extend market reach, where applicable. Sapiens has been working closely with IBM for over 20 years at what IBM refers to as a “Premier Business Partner” level. This cooperation is executed through close technology and marketing cooperation. Sapiens is qualified as a Microsoft Gold certified partner. These alliances enable Sapiens to reach a broader target market, enhance their delivery capabilities and leverage best technologies.

Sapiens’ Business Solutions for the Insurance Industry

Sapiens has focused its resources on delivering solutions to help the insurance industry become more agile in the face of the new and rapidly changing business environment, while simultaneously reducing IT costs.

Sapiens RapidSure is a component-based software solution, designed specifically to meet the business requirements of P&C insurance providers, mainly in North America. Utilizing leading edge technologies, RapidSure provides insurance carriers with a flexible, comprehensive and advanced software solution. RapidSure supports a broad range of general, personal and commercial lines of business, including homeowners, fleet insurance, and specialty lines insurance products, and is designed to handle complex policies and high volume transactions. Built on SOA, which facilitates ease of integration with existing corporate and external systems such as ACORD and ISO, RapidSure offers a unique, modern user experience which allows insurance carriers to improve efficiency through ease of operation.

RapidSure’s rules-based policy administration, along with its robust product configuration engine, are intended to enable market agility and rapid deployment of insurance products. Its Point of Sale Portal was developed to assist insurers in offering their products through multiple distribution channels, including directly through the internet and through insurance agents, to allow insurers to keep up with market trends.

IDIT is a component based software solution, addressing the specific needs of general insurance carriers for traditional insurance, direct insurance, bank assurance and brokers markets, primarily in Europe and in the Asia-Pacific markets. IDIT integrates multiple front office and back office processes, including insurance product design, policy administration, underwriting, call center, remote users and partners, backed by fully secured internet-based capabilities. It supports a broad range of general, personal and commercial lines of business, including homeowners, fleet insurance, health insurance, medical insurance and term-life insurance products.

ALIS is a comprehensive L&P software solution for individual, group and worksite insurance products. ALIS incorporates all activities along the life, pensions and annuities lifecycle - from marketing through underwriting, insurance billing and servicing, to claims workbench and exit processing. It is a modular system and its functional components include all that is necessary for L&P insurers to manage their business.

Sapiens eMerge™, is a rules-based model-driven architecture, that enables the creation of mission critical core enterprise applications with little or no coding using agile methodologies. Sapiens’ technology allows customers to achieve legacy modernization and enterprise application integration.

Sapiens DECISION is a business decision management solution developed for the financial services market, including mortgage banks, investment banks and insurers. DECISION automatically structures business logic and then maps it directly to the organization’s rules engine data. DECISION can elicit, organize and manage business logic including all related business decisions & business rules. It seamlessly integrates with any BPM or business rules engine (BRE) and features a comprehensive graphical modeling component and robust enterprise grade software architecture.

In addition, DECISION enables business users to take full control of the entire process of decision management, including data quality management, allowing them to easily develop and deploy new policies and methodologies for optimal decision making.

DECISION is powered by The Decision Model, which is a business logic framework developed by Knowledge Partners International, or KPI, that connects business and technology and is rapidly becoming the standard for business decision management. Sapiens has a long term agreement with KPI that allows Sapiens to embed The Decision Model in the DECISION solution in exchange for royalty payments to KPI.

Sapiens has formulated Sapiens INSIGHT™, a suite of modular business software solutions that helps insurance carriers adapt to the dynamic insurance marketplace.

Sapiens collaborates with its customers to tailor Sapiens INSIGHT™ solutions to achieve the unique operational performance goals of each organization. In addition, Sapiens has executed independent projects for the insurance market, providing enhanced information access and visibility to empower the sales, agent and broker communities, thus accelerating transaction processing for improved customer service and business efficiency.. Sapiens INSIGHT™ is designed for the Property and Casualty insurance markets, and the Life and Pension insurance markets. For each of Sapiens’ geographic target markets – namely the United States, Europe and Israel, Sapiens has invested in matching its solutions to the specific market needs, focusing on market standards and regulations. These solutions can be further customized to match specific legacy systems and business requirements, while providing pre-configured functionality.

Sapiens INSIGHT™ solutions include the following:

•	Sapiens INSIGHT™ Suite for Reinsurance enables P&C/general insurance carriers and brokers to handle all of their P&C/general reinsurance activities on a single platform, with full financial control and auditing support. By incorporating in-depth, fully automated functions readily adaptable to each company's business procedures, Insight for Reinsurance provides full financial control of the reinsurance practice, including support for all auditing requirements and regulatory reporting. Insight for Reinsurance provides end-to-end processing, including: setup of and definition of the reinsurance program; import of premium and claims transactions; automatic allocation of premiums and claims to reinsurance contracts; performing required calculations; and production of statements & accounts to reinsurance participants.

•	Sapiens INSIGHT™ Suite for Property & Casualty is a comprehensive solution that meets the core business needs of a P&C carrier, in certain states in the United States. Insight for P&C can be customized to meet the particular business demands at the insurer level and the regulatory needs at the state level.

•	Sapiens INSIGHT™ for Life & Pensions is a powerful and comprehensive framework-based life and pensions solution that serves companies administering life insurance, pension funds, health insurance and saving plans. Sapiens INSIGHT™ for Life & Pensions is a dynamic, customizable solution, and can be easily accommodated to administer changes in processes. It is fully web-enabled, prepared to utilize the advantages of the Internet and intranets.

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

Services

IT Services. Sapiens provides customers with specialized IT services in many areas, including project management, application development/enhancements, application platform porting services and general technical assistance. Sapiens’ personnel, consisting of over 700 employees, work with the customer for the duration of the entire project through proven methodologies on a fixed price and time basis. These IT services can be classified as: (a) consulting services that are not deemed essential to the functionality of the license (such as migration of applications to various platforms and technical assistance with project management); and (b) consulting services that involve significant implementation and customization of Sapiens’ software to customer specific requirements.

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

Revenues Distribution Among Operating Segments

The following table summarizes our revenues generated by each of our directly held subsidiaries. Sapiens revenues reflect only the period starting January 1, 2011 until August 21, 2011, the date on which Formula lost its controlling interest in Sapiens.

	(U.S. dollars in thousands)
	Matrix	Sapiens	Magic	Total

2011	491,144	36,515	113,328	640,987
2010	409,272	52,235	88,578	550,085
2009	368,498	45,698	55,350	469,546

Geographical Distribution of Revenues

The following table summarizes our revenues classified by geographic regions of our customers, for the periods indicated:

	(U.S. dollars in thousands)
	Year ended December 31,
	2009	2010	2011

Israel	368,230	412,922	486,025
International:
United States	38,862	73,075	92,484
Other	62,298	63,697	62,108

Total	469,390	549,694	640,617

Competition

The markets for the IT products and services we offer are rapidly evolving, highly competitive and fragmented, and, in some cases, present only low barriers to entry. Our ability to compete successfully in IT services markets depends on a number of factors, like breadth of service offerings, sales and marketing efforts, service, pricing, and quality and reliability of services. The principal competitive factors affecting the market for the proprietary software solutions include product performance and reliability, product functionality, availability of experienced personnel, price, ability to respond in a timely manner to changing customer needs, ease of use, training and quality of support.

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

Magic Software’s principal competitors in the market for the uniPaaS technology are Cordys, IBM, Microsoft, Adobe, Oracle, Progress Software, SAP Sybase and Antenna. The principal competitors in the market for Magic Software’s iBOLT Business and Process Integration Suite are Microsoft BizTalk, Informatica, TIBCO, Talend, Pervasive and Software AG.

Sapiens’ competitors in the market for insurance solutions differ based on the size, geography and line of business in which it operates. Some of its competitors offer a full suite of services, while others only offer one module; some operate in specific (domestic) geographies, while others operate on a global basis. The delivery models utilized by competitors vary, as some competitors keep delivery in house while others use IT outsourcing or business process outsourcing methods.

Examples of Sapiens’ competitors are:

•	Global software providers, with their own IP, such as Accenture-Duck Creek, Oracle Admin Server or Guidewire

•	Local/domestic software vendors, such as CCS in the Netherlands, BSB in West Europe, OneShield in the US or TIA in the Nordics and certain Central European Countries

In addition, Sapiens faces competition from internal IT departments, who often prefer to develop solutions in-house.

Seasonality

Even though not reflected in our financial results, traditionally, the first and third quarters of the fiscal year have tended to be slower quarters for some of our subsidiaries and the industries in which they operate. The first quarter usually reflects a decline following an active fourth quarter during which companies seek to complete transactions and projects and utilize budgets before the end of the fiscal year. The relatively slower third quarter reflects reduced activities during the summer months in many of the regions where our customers are located. In addition, our quarterly results are also influenced by the number of working days in each period. During the Jewish holidays period (typically at the end of the third quarter and beginning of the fourth quarter), when the number of working days is lower, we tend to see a decrease in our revenues.

Raw Materials

We are not dependent on raw materials.

Software Development

The software industry is generally characterized by rapid technological developments, evolving industry standards and customer requirements, and frequent innovations. In order to maintain technological leadership, we engage in ongoing software development activity through our subsidiaries, aimed both at introducing new commercially viable products addressing the needs of our customers on a timely basis, as well as enhancing and customizing existing products and services. This effort includes introducing new supported programming languages and database management systems; improving functionality and flexibility; and enhancing ease of use. We work closely with current and potential end-users, our strategic partners and leaders in certain industry segments to identify market needs and define appropriate product enhancements and specifications.

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

Regulatory Impact

Sapiens’ operations in the global insurance industry are heavily subject to government regulation, and are constantly changing as a result of regulatory changes. Insurance companies must comply with regulations such as the Sarbanes-Oxley Act in the United States, Solvency II in Europe and other directives regarding transparency. In addition, many individual countries have increased supervision over local insurance companies.

In Europe, regulators and insurers have been very active and creative, motivated by past financial crises and the need for pension restructuring. Distribution of policies is being optimized with the increasing use of Bank Assurance (selling of insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Such increased activity would generally tend to have a positive impact on the demand for Sapiens’ software solutions and services; nevertheless, insurers are cautiously approaching spending increases, and while many companies have not taken proactive steps to replace their software solutions in the past two years, many of them are now looking for innovative, modern replacements to meet the regulatory changes and the demanding market trends.

Matrix’s IT business is positively impacted by regulatory reform and other regulatory changes with respect to banking, insurance and telecommunications in Israel, as such reform and changes create demand for specific IT solutions, often in a set, short time frame. In particular, regulation on large financial institutions operating in the Israeli financial market was increased in the aftermath of the economic crisis of late 2008 and 2009, as a means of reducing the risk associated with the activities of such financial institutions. Israeli legislation passed in 2010 and 2011 increased the Israeli Securities Authority’s regulatory supervision over the offering of investment services and the ongoing administration of investment portfolios. This increased the demand for Matrix’s solutions for entities that became subject to such supervision. Banks’ entry into the sphere of offering advice with respect to pension, insurance and other financial products has also generated demand for Matrix’s IT solutions, given the increased supervision of the Israeli Securities Authority that is triggered by such activities, although the pace at which such demand has grown has been relatively slower. Enhanced disclosure requirements for banks and financial institutions in the Israeli market have also been generating demand for new IT solutions that Matrix offers.

Magic Software’s business has not been impacted to a material extent by government regulations.

C.	Organizational Structure

Formula is the parent company of the Formula Group.

The following table presents certain information regarding the control and ownership of our significant subsidiaries, as of May 1, 2012.

Subsidiary	Country of Incorporation	Percentage of Ownership
Matrix IT Ltd.	Israel	50.0%

Magic Software Enterprises Ltd.	Israel	51.3%

Sapiens International Corporation N.V.	Curaçao	52.2%

The ordinary shares of Magic Software and the ordinary shares of Sapiens are traded on the NASDAQ Global Select Market and on the NASDAQ Global Market, respectively and on the TASE, and the ordinary shares of Matrix are traded on the TASE.

D.	Property, Plants and Equipment

Our corporate headquarters, as well as the research and development and sales and marketing headquarters of Magic Software, are located in Or-Yehuda, Israel, a suburb of Tel Aviv. In December 2009, Magic Software entered into a lease with respect to its and our office space, constituting approximately 39,300 square feet, which expires in December 2014. Magic Software has an option to terminate the lease agreement upon six months prior written notice.

In addition, Magic Software leases office space in the United States, Europe, Asia and South Africa.

Matrix leases approximately 100,000 square feet of office space in Herzlia, Israel pursuant to a lease which expires on October 31, 2015. Matrix’s facility in Herzlia serves as Matrix’s corporate headquarters. In addition, Matrix leases an aggregate of approximately 427,000 square feet of office space in several other locations in Israel and in the United States.

Sapiens leases approximately 80,000 square feet of office space in Israel, of which 45,000 square feet of office space is located in Rehovot, Israel, which space serves as Sapiens’ corporate headquarters as well as its core research and development center. Sapiens’ lease of its corporate headquarters in Israel expires in July 2015; Sapiens has an option to terminate the lease early, upon 180 days prior notice, on each of July 31, 2012, 2013 and 2014.

Sapiens also leases office space in the United States, Canada, the United Kingdom, Belgium and Japan.

Various subsidiaries of our three principal subsidiaries also lease office space in various locations worldwide.

We believe that our properties are adequate for our present use of them. If in the future we require additional space to accommodate our growth, we believe that we will be able to obtain such additional space without difficulty and at commercially reasonable prices.

As described in “Subsidiary Commitments” in Item 5.B below, while some of our subsidiaries have incurred liens on leased vehicles, leased equipment and other assets in favor of leasing companies, neither Formula nor any subsidiary has encumbered the real property that it uses in its operations.

We furthermore believe that there are no environmental issues that encumber our use of our facilities.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Formula is the parent company of subsidiaries and affiliates, referred to collectively as the Formula Group. We are principally engaged, via our three publicly traded subsidiaries—Magic Software, Matrix and Sapiens—in which we hold a controlling interest (with respect to Sapiens, our controlling interest was lost from August 21, 2011 (upon Sapiens’ acquisition of FIS and IDIT) until January 27, 2012), in providing software consulting services, developing proprietary software products and providing computer-based business solutions. We consolidate the results of operations of our subsidiaries in which we hold a controlling interest. We do not conduct independent operations at our parent company level. Our operating results are, and have been, directly influenced by the consolidation and cessation of consolidation of our subsidiaries, which could cause significant fluctuations in our consolidated operating results. Consequently, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and you should not rely on these comparisons as indications of our future performance.

In accordance with ASC 360 Property, Plant and Equipment and following the sale of our entire shareholdings in nextSource, in October 2009, nextSource’s results of operations, assets and liabilities were classified as attributed to discontinued operations, and, as a result, we reclassified certain figures in our financial statements relating to prior periods.

We recognize revenues in two categories: the delivery of software services and the delivery of proprietary software solutions and related services. All of our subsidiaries, including IT services companies and proprietary software solutions companies, recognize revenues from the delivery of software services, and most of them recognize revenues in both revenue categories. For ease of reference, we have separated our subsidiaries into these categories in accordance with the category in which each subsidiary has earned most of its revenues (although each type of revenue is nevertheless recorded according to actual revenue type, rather than based on strict, subsidiary-demarcated categories).

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

Formula translates the financial statements of its subsidiary whose functional currency is the local currency into dollars under the principles described in ASC 830. Assets and liabilities have been translated at period-end exchange rates.  Results of operations have been translated at the exchange rate at the dates on which those transactions occurred or at an average rate. We present differences resulting from translation under shareholders’ equity in the item “Accumulating Other Comprehensive Income (Loss)”. In the consolidation, Formula presents the financial statements of subsidiaries whose functional currency is the dollar at the original amounts.

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

Revenue Recognition

We derive our revenues primarily from the sale of IT services which also includes: software products including maintenance, integration and infrastructure, training and deployment. In addition, we generate revenues from the sale of software licenses, related maintenance and technical support as well as related IT professional services.

Revenues from IT services are generally recognized in accordance with ASC 605, “Revenue Recognition” and Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” when IT service is provided and the following criteria are met: persuasive evidence of an arrangement exists, no significant obligations remain for us, collection of the resulting receivable is reasonably assured, and the fees are fixed or determinable.

Revenues derived from software license agreements are recognized in accordance with ASC 985-605 “Software – revenue recognition” when persuasive evidence of an arrangement exists, delivery has occurred, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable.

Maintenance and support includes annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered.

As required by ASC 985-605, we allocate revenues to the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence, or VSOE, of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and recognized as revenue.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

Revenues from professional services provided on an hourly basis are recognized as the services are rendered.

Certain of the software license sales may also include significant implementation and customization services with respect to such sales which are deemed essential to the functionality of the license. In addition, we also provide consulting services that are not deemed essential to the functionality of the license, as well as outsourcing IT services.

Revenues from license fees that involve significant implementation and customization of our software to customer specific requirements and which are considered essential to the functionality of the product are generated by fixed-price or time-and-materials contracts. Revenues generated by fixed-price contracts are recognized in accordance with ASC 605-35 “Revenue Recognition - Construction-Type and Production-Type Contracts” using the percentage-of-completion method. The percentage-of-completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion.

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by our management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2010 and 2011, no estimated losses were identified.

Revenues from time-and-materials contracts for which we are reimbursed for labor hours at fixed hourly billing rates are recognized as revenues as the services are provided.

We generally do not grant a right of return to our customers. When a right of return exists, revenue is deferred until the right of return expires, at which time revenue is recognized, provided that all other revenue recognition criteria are met.

Deferred revenue includes unearned amounts received under maintenance and support contracts and amounts received from customers but not yet recognized as revenues.

Software Development Costs

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged as expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, “Costs of Software to be Sold, Leased or Marketed.” Our technological feasibility is established upon completion of a detailed program design or working model.

Capitalized software development costs are amortized on a product by product basis. Amortization is performed by applying the greater of the amount computed by using the: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) straight-line method over the estimated economic useful life of the product (three to five years).

We assess the recoverability of our intangible assets on a regular basis by determining whether the amortization of the asset over its remaining economic useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2009, 2010 and 2011, no impairment losses were identified.

During the years ended December 31 2009, 2010 and 2011, capitalized software development costs of our consolidated subsidiaries aggregated to $ 6.8 million, $ 9.0 million and $ 8.3 million, respectively, and amortized capitalized software development costs of our consolidated subsidiaries aggregated to $ 8.4 million, $ 9.1 million and $ 6.3 million, respectively.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, “Intangibles—Goodwill and Other,” goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value.

We perform our annual goodwill impairment test with respect to our reporting units (we had seven and six reporting units as of December 31, 2010 and 2011, respectively) at December 31 of each year, or more often if indicators of impairment are present. As required by ASC 350, the impairment test is accomplished using a two- step approach. The first step of the goodwill impairment test compares the fair value of each reporting unit with its carrying amount, including goodwill. Upon applying this step (‘step 1’) to each reporting unit, if we determine that the fair value exceeds the carrying value of the reporting unit net assets, goodwill is considered not impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all of the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any; of the carrying value of goodwill over its implied fair value (‘step 2’).

As of December 31, 2010 and 2011, the estimated fair values of our reporting units ranged from 5% to 112% and from 10% to 28%, respectively, above their carrying values, thereby obviating the need to proceed to step 2 of the goodwill impairment test under ASC 350.

During the years ended December 31, 2009, 2010 and 2011, no impairment was required for any of our reporting units.

Impairment in Value of Long-Lived Assets and Intangible Assets Subject to Amortization

Our long-lived assets and identifiable intangibles are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. During each of the years ended December 31, 2009, 2010 and 2011, no impairment was identified.

Share-Based Compensation

We account for share-based compensation in accordance with ASC 718, “Compensation - Stock Compensation.” ASC 718 requires a company to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in a company’s consolidated statements of income. We recognize compensation expenses for the value of our awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures.

Until 2009, certain of our subsidiaries used the Black-Scholes option-pricing model to measure the fair values of the awards at the date of grant, which requires the application of a number of assumptions, of which the most significant are the expected stock price volatility, and the expected option term. Commencing in 2010, all of our subsidiaries but one used the Binomial Lattice option-pricing model, or the Binomial model, to measure the fair value of awards at the date of grant. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, for a period equal in duration to the expected option term. The expected option term represented the period that the subsidiary stock option was expected to be outstanding and was determined based on historical experience with similar options, giving consideration to the contractual terms of the stock option.

Stock based compensation expenses recorded on our subsidiaries’ level are presented in non-controlling interests.

Business Combinations

We account for business combinations in accordance with ASC 805, “Business Combinations.” ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. ASC 805 also requires the fair value of acquired in-process research and development to be recorded as intangibles with indefinite lives (until their completion or abandonment), contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs of the acquirer to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

Fair Value Measurement

We account for certain assets and liabilities at fair value under ASC 820, “Fair Value Measurements and Disclosures.” Fair value is an exit price, representing the amount that would be received upon the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -      Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 -      Significant other observable inputs based on market data obtained from sources independent of the reporting entity; and

Level 3 -      Unobservable inputs which are supported by little or no market activity (for example, cash flow modeling inputs based on assumptions).

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. We categorized each of our fair value measurements in one of these three levels of hierarchy.

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities, foreign currency forward contracts and contingent consideration of acquisitions.

The carrying amounts reported in our balance sheet for cash and cash equivalents, short term bank deposits, trade receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

Variable Interest Entities

ASC 810, “Consolidation” provides a framework for identifying Variable Interest Entities, or VIEs, and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

Our assessment of whether an entity is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions. These include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimates of whether a group entity can finance its current activities, until it reaches profitability, without additional subordinated financial support.

Effective as of January 1, 2010, we apply updated guidance for the consolidation of VIEs. This guidance provides for a qualitative approach, based on which consolidation is appropriate if an enterprise has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. Determination as to whether an enterprise should consolidate a VIE is required to be performed continuously, due to changes to existing relationships or future transactions that may affect that determination.

The U.S. based consulting and staffing services business that was acquired by Magic Software through one of its wholly owned subsidiaries on January 17, 2010 is considered to be a VIE. Magic Software is the primary beneficiary of the VIE, as a result of the fact that it holds the power to direct the activities of the acquired business, which significantly impacts its economic performance, and has the right to receive benefits accruing from the acquired business.

Income Taxes

We and our subsidiaries account for income taxes in accordance with ASC 740, “Income Taxes.” This codification prescribes the use of the “asset and liability” method, whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We and our subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Deferred tax assets and liabilities are classified as current or non-current according to the expected reversal dates.

We and our subsidiaries utilize a two-step approach for recognizing and measuring uncertain tax positions accounted for in accordance with an amendment of ASC 740 “Income Taxes.” Under the first step we and our subsidiaries evaluate a tax position taken or expected to be taken in a tax return by determining whether the weight of available evidence indicates that it is more likely than not that, based on its technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the tax authorities.

Recently Issued Accounting Pronouncements

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment,” codified in ASC 350, “Intangibles – Goodwill and Other.” The accounting standard update is intended to simplify how a company tests goodwill for impairment. The amendment allows a company to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. A company is no longer required to calculate the fair value of a reporting unit unless it determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update is effective beginning January 1, 2012. We do not expect the adoption of this new guidance to have a material impact on our financial statements.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income,” codified in ASC 220, “Comprehensive Income.” The guidance requires a company to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB issued ASU 2011-12, deferring the effective date for amendments outlined in ASU 2011-05. We are still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,” codified in ASC 820 “Fair Value Measurement.” The guidance requires an entity to provide a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements, and will become effective for our company beginning January 1, 2012. We do not expect the adoption of this new guidance to have a material impact on our financial statements.

A.	Operating Results

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Revenues in 2011 increased by 16.5%, from $549.7 million in 2010 to $640.6 million in 2011. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by 21.7%, from $451.2 million in 2010 to $549.3 million in 2011, and revenues from the sale of our proprietary software products and related services decreased by 7.3%, from $98.5 million in 2010 to $91.3 million in 2011. The increase in software services revenues was attributable to (i) the growth in Matrix's revenues, from $409.3 million in 2010 to $491.1 million in 2011, which was mainly due to the increase in demand for Matrix’s professional services, and business combinations, and (ii) the increase in Magic Software’s software services revenues from $42.3 million to $58.6 million, which was mainly due to the increase in demand for Magic’s professional services in the U.S, and was furthermore partially attributable to the favorable impact of the appreciation of the NIS against the dollar (from a representative exchange rate of NIS 3.733 per US$1 in 2010 to NIS 3.578 per US$1 in 2011) on translation into dollars of Magic’s revenues generated in NIS. The decrease in revenues from proprietary software products and related services was primarily due to (x) the deconsolidation of Sapiens’ results from our consolidated results as of August 21, 2011, upon Sapiens’ acquisition of IDIT and FIS, pursuant to which the shares issued by Sapiens resulted in Formula’s loss of its controlling interest in Sapiens, which reduced our revenues from Sapiens from $52.2 million in 2010 to $36.5 million in 2011, which was partially offset by (y) an increase in Magic Software’s revenues from software products and related services from $46.3 million in 2010 to $54.8 million in 2011, reflecting the increased demand for its solutions mainly in Japan and Europe.

The following table presents our revenues by geographical market for the years ended December 31, 2010 and 2011:

	Year ended December 31,
	2010	2011

Israel	412,922	486,025
International:
United States	73,075	92,484
Other	63,697	62,108

Total	549,694	640,617

Cost of Revenues. Cost of revenues consists primarily of wages, personnel expenses, subcontracting and other related expenses, amortization of capitalized software, and hardware and other materials costs. Cost of revenues increased by 19.5% from $412.5 million in 2010 to $492.9 million in 2011, mainly due to the accompanying growth in revenues in 2011 and furthermore partially due to the increase in cost caused by the appreciation of the NIS against the dollar (from a representative exchange rate of NIS 3.733 per US$1 in 2010 to NIS 3.578 per US$1 in 2011), which increased the U.S. dollar recorded amount of cost of revenues that were incurred in NIS. As a percentage of revenues, costs of revenues in 2010 and 2011 were 75.0% and 77%, respectively. Our software services sales are generally characterized by a lower gross margin than sales of proprietary software solutions and related services. The cost of revenues for proprietary software solutions and related services decreased to $38.8 million in 2011 from $46.3 million in 2010, mainly due to the deconsolidation of Sapiens’ results from our consolidated results as of August 21, 2011, upon Formula’s loss of its controlling interest in Sapiens. The cost of revenues for software services increased from $366.2 million in 2010 to $454.1 million in 2011, mainly due to the increase in cost of revenues for software services provided by Matrix and Magic Software. Cost of revenues for the years ended December 31, 2010 and 2011 include insignificant amounts of stock-based compensation recorded under ASC 718.

Research and Development Costs, net. Research and development, or R&D, costs consist primarily of wages and related expenses and, to a lesser degree, consulting fees that we pay to employees and independent contractors, respectively, engaged in research and development.  Research and development costs, net, consist of research and development costs, gross, less capitalized software costs.  Research and development costs, gross, decreased to $13.4 million in 2011 from $14.7 million in 2010, mainly due to the deconsolidation of Sapiens’ results from our consolidated results as of August 21, 2011, upon Formula’s loss of its controlling interest in Sapiens, which reduced our research and development costs attributable to Sapiens from $8.7 million in 2010 to $6.1 million in 2011. This decrease was partially offset by increases in research and development costs that were (i) incurred by Magic Software, from $5.7 million in 2010 to $7.3 million in 2011, which reflected Magic Software’s increased research and development activity in 2011, primarily related to its investment in its mobile and cloud offerings, and (ii) attributable to the appreciation of the NIS against the dollar in 2011, which increased the dollar value of NIS denominated R&D costs that were incurred.  In 2011, we capitalized software costs of $8.3 million, compared to $9.0 million in 2010. Capitalization of software costs in 2011 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and Sapiens). Research and development costs, net, decreased from $5.5 million in 2010 to $5.1 million in 2011, mainly due to the factors described above with respect to the corresponding decrease in gross research and development costs in 2011.  As a percentage of revenues, research and development costs, net, decreased from 1.0% in 2010 to 0.8% in 2011, reflecting an insignificant change. Research and development costs, net, in 2011 were attributable primarily to Magic Software and Sapiens, which had research and development costs, net of approximately $2.1 million and $3.0 million, respectively. Amortization of capitalized software costs was $6.3 million in 2011 and $9.1 million in 2010, which amounts were included in cost of revenues. Research and development costs for the years ended December 31, 2010 and 2011 include insignificant amounts of stock-based compensation recorded under ASC 718.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, severance and related expenses, travel expenses, selling expenses, rent, utilities, depreciation, amortization and professional fees. Selling, general and administrative expenses increased to $93.3 million in 2011 from $84.5 million in 2010. As a percentage of revenues, selling, general and administrative expenses were 14.6% in 2011 and 15.4% in 2010. The increase in the absolute amount of selling, general and administrative expenses was primarily attributable to the increase of amortization of intangible assets associated with business combinations completed in 2010 and 2011, which accounted for $3.4 million and $1.1 million of selling, general and administrative expenses in 2010 and 2011, respectively, an increase in selling and marketing activities in 2011and increased bonus and commission fees paid in 2011 as compared to 2010 as a result of increased sales in 2011. Selling, general and administrative expenses for the years ended December 31, 2010 and 2011 include $1.4 million and $4.6 million, respectively, of stock-based compensation recorded under ASC 718.

Other Income, net. We recorded other income of $0.2 million in 2011, as compared to other expenses of $0.2 million in 2010, each representing insignificant amounts.

Operating Income. Our operating income increased from $47.0 million in 2010 to $49.5 million in 2011. The increase in operating income was attributable to the increases in revenues of Magic Software and Matrix, which was offset in part by the impact of the deconsolidation of Sapiens’ results from our consolidated results as of August 21, 2011, upon Formula’s loss of its controlling interest in Sapiens. These factors can be quantified as follows: Matrix had operating income of $35.0 million in 2011 compared to $33.5 million in 2010; Magic Software had operating income of $14.7 million in 2011 compared to $9.3 million in 2010; and Sapiens had operating income of $4.4 million in 2011, reflecting results from January 1, 2011 through August 21, 2011, compared to $6.7 million in the entire year ended December 31, 2010.

Financial Expenses, net. Financial expenses, net increased from $4.4 million in 2010 to $6.5 million in 2011. Financial expenses, net, is influenced by various factors, including our cash balances, loan balances, outstanding debentures, changes in market value of trading marketable securities, changes in the exchange rate of the NIS against the dollar, changes in the exchange rate of the dollar against the Euro and changes in the Israeli consumer price index, or CPI. The increase in financial expenses, net in 2011 was mainly attributable to a decrease in the gains that we recognized from trading marketable securities in 2011 relative to 2010, and to the absence in 2011 of positive changes in the value of our trading marketable securities that had reduced our net financial expenses in 2010, and is furthermore attributable to our having incurred, in 2011, $0.7 million of impairment costs related to available for sale marketable securities.

Taxes on Income. Taxes on income decreased to $5.7 million in 2011 from $6.5 million in 2010. The decrease in taxes on income in 2011was mainly attributable to an increase in deferred tax assets of Matrix in an amount of $1.4 million, which was caused by the cancelation of the previously scheduled gradual reduction in the corporate tax rates in Israel, under which the rate had been scheduled to be gradually reduced to 18% by 2016, and its replacement with an increase of the corporate tax rate to 25%, which was effective in 2012,.

Gain derived from deconsolidation of subsidiary and Equity in Gains (Losses) of Affiliate Companies, net. On August 21, 2011, following Sapiens’ acquisition of all of the outstanding shares of FIS and IDIT, which was mainly financed by the issuance of Sapiens shares, we lost our controlling interest in Sapiens, resulting in the deconsolidation of Sapiens’ results from our financial statements. As a result of Sapiens’ acquisition of FIS and IDIT, our interest in Sapiens was diluted from 75.6% to 42.2%. The gain recognized in respect of our loss of control of Sapiens amounted to $25.8 million. From August 21, 2011 until December 31, 2011, Sapiens’ results of operations were reflected in our results via the equity method of accounting.

Our equity in gains of affiliates, net was $37,000 in 2011, compared to equity in losses of $(1.1 million) in 2010. Our equity in gains of affiliates in 2011 was attributable primarily to our equity in gains of Sapiens, which was offset almost completely by our equity in losses of Matrix.

Net Income Attributable to Non-Controlling Interests. Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies which are not wholly owned by Formula during each of the periods indicated. Net income attributable to non-controlling interests was $20.2 million in 2011, compared to $16.6 million in 2010. This increase was primarily attributable to the improvement in the results of all of our subsidiaries.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. Revenues in 2010 increased by 17.1%, from $469.4 million in 2009 to $549.7 million in 2010. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by 27.9% from $380.6 million in 2009 to $451.2 million in 2010, and revenues from the sale of proprietary software solutions increased from $88.8 million in 2009 to $98.5 million in 2010. The increase in software services revenues was attributable to the growth in Matrix's revenues in 2010 from $368.5 million to $409.3 million, mainly from the increase in demand for professional services, and to the increase in Magic Software’s revenues from $12.2 million to $42.3 million mainly due to the acquisition of a U.S.-based IT professional services business by Magic Software’s subsidiary in January 2010, and furthermore partially due to the favorable impact of the appreciation of the NIS against the dollar (from a representative exchange rate of NIS 3.9326 per US$1 in 2009 to NIS 3.7330 per US$1 in 2010) on the dollar- recorded value of revenues generated in NIS. The increase in proprietary software solutions revenues was primarily due to the increase in Sapiens' revenues from $45.7 million to $52.2 million, reflecting the increased demand for its solutions, partially in light of the improved world economic environment, which influenced such demand

Cost of Revenues. Cost of revenues consists primarily of wages, personnel expenses, subcontracting and other related expenses, amortization of capitalized software, and hardware and other materials costs. Cost of revenues increased by 17.1% from $352.3 million in 2009 to $412.5 million in 2010, mainly due to the accompanying growth in revenues in 2010. As a percentage of revenues, costs of revenues in 2010 and 2009 were 75.0% and 75.0%, respectively. Our software services sales are generally characterized by a lower gross margin than sales of proprietary software solutions. The cost of revenues for proprietary software solutions increased to $46.3 million in 2010 from $43.1 million in 2009. The cost of revenues for software services increased from $309.2 million in 2009 to $366.2 million in 2010, mainly due to the increase in cost of revenues of software services in Matrix and Magic.

Research and Development, costs, net. Research and development costs consist primarily of wages and related expenses and, to a lesser degree, consulting fees we pay to independent contractors engaged in research and development.  Research and development costs, net, consist of research and development costs, gross, less capitalized software costs.  Research and development costs, gross, increased to $14.7 million in 2010 from $11.2 million in 2009, mainly due to the increase in research and development activity in 2010, as partially offset by the devaluation of the NIS against the dollar in 2010, which reduced the dollar value of NIS denominated R&D expenses.  In 2010, we capitalized software costs of $9.0 million compared to $6.8 million in 2009. Capitalization of software costs in 2009 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and Sapiens). Research and development costs, net, increased from $4.4 million in 2009 to $5.5 million in 2010, mainly due to the factors described with respect to the corresponding increase in gross research and development costs in 2010.  As a percentage of revenues, research and development costs, net, increased from 0.9% in 2009 to 1.0% in 2010, reflecting an insignificant change. Research and development costs, net, in 2010 were attributable primarily to Magic Software and Sapiens which had research and development costs, net of approximately $2.1 million and $3.3 million, respectively. Amortization of capitalized software costs was $9.1 million in 2010 and $8.4 million in 2009, which amounts were included in cost of revenues.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, severance and related expenses, travel expenses, selling expenses, rent, utilities, depreciation, amortization and professional fees. Selling, general and administrative expenses in 2010 increased to $84.4 million compared to $77.3 million in 2009. As a percentage of revenues, selling, general and administrative expenses were 15.4% in 2010 and 16.5% in 2009. The increase in selling, general and administrative expenses was primarily attributable to the increase in selling and marketing activities and bonus and commissions fees as a result of increased sales in 2010.

Other Income, net. We recorded other expenses of $0.2 million in 2010 and other income of $1.7 million in 2009. Our other income in 2009 was mainly attributable to the sale of Magic Software’s office building in December 2009.

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

Financial Expenses, net. Financial expenses, net increased from $0.3 million in 2009 to $4.4 million in 2010. Financial expenses, net, is influenced by various factors, including our cash balances, loan balances, outstanding debentures, changes in market value of trading marketable securities, changes in the exchange rate of the NIS against the dollar, changes in the exchange rate of the dollar against the Euro and changes in the Israeli CPI. The increase in financial expenses, net in 2010 was mainly attributable to (i) gains from trading marketable securities related to the significant increase in value of our trading marketable securities that we experienced in 2009, as well as (ii) gain from swap deals entered into by Matrix in 2009, each of which reduced our net financial expenses in 2009, but which were absent in 2010, thereby leading to increased net financial expenses in 2010.

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

Impact of Inflation and Currency Fluctuations on Results of Operations

Most of our revenues and expenses from our software services are denominated in NIS. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars using the average exchange rate over the period during which the transactions occur, in accordance with U.S. GAAP. Therefore, we are exposed to the risk that the devaluation of the NIS relative to the U.S. dollar may reduce the revenue growth rate for our software services in dollar terms. The representative average exchange rate of the NIS to the dollar in 2011, 2010 and 2009, as reported by the Bank of Israel, was NIS 3.5781 per US$1, NIS 3.7330 per US$1 and NIS 3.9326 per US$1, respectively. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently denominated in Euros, Japanese Yen and the British Pound, whereas a substantial portion of our expenses relating to those products, principally salaries and related personnel expenses, are denominated in NIS. As a result, the devaluation of the Euro or those other currencies relative to the dollar (as was the case in 2010 due to the financial crises in several European Union countries, during which the Euro depreciated by approximately 4.7% relative to the U.S. dollar, based on the change in the average exchange rate from2009 to 2010) reduces the revenue growth rate for our proprietary software products and related services in dollar terms, thereby adversely affecting our operating results. At the same time, the appreciation of the NIS relative to the dollar, which occurred in 2010 and 2011 (based on the representative exchange rates in 2009, 2010 and 2011), increases the relative value of the NIS-denominated operating costs related to our proprietary software product revenues, and, therefore, adversely affects our profitability and harms our competitive position in the markets.

Since most of our expenses are incurred in NIS, the dollar cost of our operations also rises as a result of any increase in the rate of inflation in Israel, to the extent that such inflation is not offset, or is only offset on a lagging basis, by the devaluation (if any) of the NIS against the dollar during a relevant period of time. The Israeli rate of inflation amounted to 4.0%, 2.6% and 2.2% for the years ended December 31, 2009, 2010 and 2011, respectively, thereby compounding the impact of the appreciation of the NIS relative to the dollar in 2010 and 2011, and partially offsetting the depreciation of the NIS relative to the dollar in 2009, and thereby adversely affecting our U.S. dollar measured results of operations in each such year.

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

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation (appreciation) of NIS against the US$*	Devaluation (appreciation) of Euro against the US$*
	%	%	%
2009	4.0	(0.7)	(3.3)
2010	2.6	(6.0)	8.0
2011	2.2	7.7	3.3

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

On January 1, 2006, an additional tax reform took place relating primarily to profits from investments. The main goal of the reform was to unify the tax rates applicable to profits from investments, such as interest, capital gains, and dividends. In addition, under the reform, the tax rate applicable to companies was reduced to 26% in 2009, 25% in 2010 and 24% in 2011. Under an amendment to the Israeli Income Tax Ordinance, 1961, or the Tax Ordinance, enacted in July 2009, the corporate tax rate was scheduled to be further reduced to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016. On December 5, 2011, the Knesset (Israel’s parliament) passed the Law for Change in the Tax Burden (Legislative Amendments) (Taxes), 2011, or the Tax Burden Law, which, among other changes, canceled the previously scheduled further gradual reduction in the corporate tax rate in Israel and increased such rate to 25% beginning in 2012. Accordingly, the real capital gains tax rate was increased to 25% as of the start of 2012.

While the regular rate of corporate tax to which Israeli companies are subject to in 2012 is 25%, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, as discussed further below, may be considerably less. Our international operations are taxed at the local effective corporate tax rate in the countries of our subsidiaries’ residence. In the future we may derive an increasing percentage of our income from operations outside of Israel. If that occurs, our effective tax rate may increase. However, we expect that this increase will be offset by carried forward accumulated losses of consolidated companies.

Beginning as of 2010, Israeli companies are subject to the regular corporate tax rate on their capital gains. In 2009, Israeli companies were generally subject to capital gains tax at a rate of 25% for such gains (other than capital gains from the sale of listed securities derived by companies with respect to which the provisions of Section 6 of the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985, or the Inflationary Adjustments Law, or the provisions of Section 130A of the Tax Ordinance, applied immediately before the 2006 tax reform came into force, which were subject to the regular corporate tax rate).

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

An Israeli parent company may also be required to include in its income on a current basis, as a deemed dividend, certain income derived by its subsidiaries under the Israeli Controlled Foreign Corporation rules, regardless of whether such income is distributed or not. Under these rules, a non-Israeli subsidiary is considered to be a controlled foreign corporation, if, among other things, a majority of the subsidiary’s means of control are held by Israeli residents, most of its revenues or income is passive (such as interest, dividends, royalties, rental income or income from capital gains) and such income is taxed at a rate that does not exceed 20%. An Israeli parent company that is subject to Israeli taxes on such deemed dividend income, may generally receive a credit for foreign taxes paid by its subsidiaries in their country of residence and for deemed foreign taxes to be withheld upon the actual distribution of such income.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an “Approved Enterprise”, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee. Certain of the companies in the Formula Group have been granted Approved Enterprise status under the Investment Law. Accordingly, subject to compliance with applicable requirements, the portion of our subsidiaries’ undistributed income derived from our Approved Enterprise programs shall be exempt from corporate tax for a period of two to four years, followed by five to eight years with reduced tax rate of 25% on income derived from Approved Enterprise investment programs. In order to qualify for these incentives, an Approved Enterprise is required to comply with the requirements of the Investment Law. We cannot assure you that these companies will comply with all of the applicable requirements, that these companies will obtain approval for additional Approved Enterprises, that the provisions of the Investment Law will not change, or that the minimum requirement of foreign shareholding portion will be reached or maintained for each subsequent year. We furthermore note that as described below, as of the current time, we have not yet reaped any tax benefits from our Approved Enterprise programs, as the benefit periods for our subsidiaries under these programs have not yet commenced, and we cannot guarantee that such benefit periods will ever commence.

The Investment Law has been amended several times over the last years, with the two most significant changes effective as of April 1, 2005 (which we refer to as the 2005 Amendment), and as of January 1, 2011 (which we refer to as the 2011 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 may choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and elect the benefits of the 2011 Amendment.

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

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. Our significant Israeli subsidiary, Magic Software, as well as the Israeli subsidiary of another of our significant subsidiaries, Sapiens, which all have Approved Enterprise programs in place, have chosen to receive the benefits through the alternative benefits track with respect to their respective programs. Under the alternative benefits track, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location within Israel of the Approved Enterprise. The benefits commence on the date in which that taxable income is first earned. Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period. The benefits period under Approved Enterprise status is limited to 12 years from commencement of production, or 14 years from the date of the approval, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. In our case, subject to compliance with applicable requirements stipulated in the Investment Law and its regulations and in the specific certificate of approval, as described above, the portion of our applicable Israeli subsidiaries’ undistributed income derived from their Approved Enterprise programs will be exempt from corporate tax for a period of two to four years, followed by five to eight years with reduced tax rate of 25% on income derived from Approved Enterprise investment programs. Because these subsidiaries have not yet generated any taxable income under any of their Approved Enterprise programs, however, the benefit periods for those programs have not yet commenced, and, accordingly, we have not yet reaped any tax benefits from those programs.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or FIC. An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

The tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

Percentage of non-Israeli ownership	Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be required to recapture the deferred corporate tax applicable to the amount distributed (grossed up to reflect such tax) at the rate that would have been applicable had such income not been tax-exempted under the alternative route. This rate generally ranges from 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares. Such company may also be required to record a deferred tax liability with respect to such tax-exempt income prior to its distribution.

In addition, dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate provided under an applicable tax treaty. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

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

Dividends paid out of income derived by a Benefited Enterprise (or out of dividends received from a company whose income is derived from a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income derived from a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to a qualified FIC, in which case the 12-year limit does not apply. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax at a rate otherwise applicable to the company in the year the income was earned (i.e. 25%, or lower in the case of an FIC which is at least 49% owned by non-Israeli residents) on an amount consisting of such divided amount, grossed up by the otherwise applicable corporate tax rate. Such company may also be required to record a deferred tax liability with respect to such tax-exempt income prior to its distribution.

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

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that: (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (24% in 2011 and 25% in 2012), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should have been made by way of an application to the Israeli Tax Authority by June 30, 2011 and may not be withdrawn); and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. However, a company that has such an Approved Enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law, as amended in 2011; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011. Our subsidiaries did not file a request to apply the new benefits under the 2011 Amendment.

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

Current Outlook

We had cash and cash equivalents and short-term investments of $107.7 million and $148.7 million at December 31, 2010 and December 31, 2011, respectively. At December 31, 2010 and December 31, 2011, we had indebtedness to banks and others of $9.8 million and $51.1 million, respectively, of which $6.7 million and $16.6 million were current liabilities and $3.1 million and $34.5 million were long-term liabilities as of those respective dates.

In November 2011, we received a long-term bank credit in the amount of $12.0 million which is secured by a pledge over a certain portion of our investment in outstanding shares of Matrix and Sapiens. The loan is to be repaid in three equal installments on November 14, 2012, 2013 and 2014. We also have an option to repay any portion, or all, of the outstanding principal amount every 6 months, subject to the foregoing minimum repayment of one-third of the total principal amount during each of 2012, 2013 and 2014.

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

Currently, of our three significant subsidiaries, only Matrix has such credit facilities and debentures (Series A) outstanding. The Series A debentures were originally issued in August 2007 in an original principal amount of NIS 250 million (approximately $69.9 million, based on the representative exchange rate of NIS 3.5781 per $1 reported by the Bank of Israel for the 2011 fiscal year). Matrix had aggregate short-term obligations of NIS 168.3 million (approximately $44.0 million) and aggregate long-term obligations of NIS 159.3 million (approximately $41.7 million) outstanding as of December 31, 2011 under its credit facilities and debentures. These credit facilities expire over a period of time that ranges from 1 to 7 years, while the principal amount of the debentures (following a partial redemption of approximately $12.8 million of the principal amount of the debentures in November 2008) has been, and will continue to be, repaid in four annual installments, on December 31, 2010, 2011, 2012 and 2013. The first such payment (following the November 2008 redemption) in an approximate amount of $14.7 million was made on December 31, 2010. No payment was made on December 31, 2011, as the second payment was instead made in January 2012, in an approximate amount of $16.4 million. The outstanding debentures bear interest at an annual rate of 5.15%, as to be adjusted based on changes in the Israeli CPI. The effective interest rate on the debentures was 5.21% as of December 31, 2011. The long-term debt obligations (including debentures) of Matrix bear interest at an average annual rate of 5%-6%.

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

Cash Provided by Operating Activities

Cash flow provided by our operating activities decreased from $51.0 million in 2010 to $25.8 million in 2011. Net cash provided by operations in 2011 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to (i) depreciation and amortization of capitalized research and development assets and other intangible assets (mainly customer relations) in an aggregate amount of $14.4 million, (ii) a decrease in inventory, in an amount of $2.9 million, reflecting our subsidiaries’ strategy to maintain adequate, but not excessive, levels of inventory based on their anticipation of future demand for proprietary software products and software services, (iii) stock-based compensation expenses, in an amount of $4.6 million and (iv) an increase in other accounts payable and employees and payroll accrual, in an aggregate amount of $4.4 million. Material downwards adjustments in cash flow for non-cash activity, including changes in operating assets and liabilities, consisted of adjustments of (i) $21.8 million due to an increase in trade receivables, which reflected increased sales activity by our subsidiaries in 2011, (ii) a decrease of $10.6 million in trade payables, reflecting mainly obligations to suppliers carried over from 2010 and paid in 2011, and (iii) $9.9 million due to an increase in other current assets and long-term prepaid expenses and other assets. Cash flow provided by operating activities in 2011 was primarily comprised of $9.7 million provided by Matrix, $5.5 million by Sapiens and $ 15.2 million by Magic Software, reflecting the $23.0 million, $ 4.3 million and $15.0 million of net income generated by these subsidiaries, respectively, in 2011 (in the case of Sapiens, until August 21, 2011), as adjusted for non-cash operating line items and changes in non-cash operating assets and liabilities (as detailed above).

Cash flow provided by our operating activities in 2010 was $51.0 million, which compared to cash flow provided by operating activities of $55.6 million in 2009. Net cash provided by operations in 2010 consisted primarily of the cash generated by our subsidiaries’ ongoing operations activity and of net income stemming therefrom, as adjusted for non cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to (i) depreciation and amortization of capitalized research and development assets and customer relations in an aggregate amount of $15.5 million, (ii) an increase in trade payables of $5.7 million, reflecting enhanced software sales and services activity by our subsidiaries, which was accompanied by an increase in obligations incurred to third parties, and (iii) an increase in customer advances of $5.4 million, which reflected increased sales activity by our subsidiaries in 2010, which were accompanied by advances of cash by customers in connection with such sales. Material downwards adjustments for non-cash activity, including changes in operating assets and liabilities, consisted of adjustments of (i) $9.5 million due to an increase in trade receivables, which reflected increased sales activity by our subsidiaries in 2010, (ii) $3.4 million due to changes in deferred income taxes assets, and (iii) $3.0 million due to an increase in inventory, reflecting our subsidiaries’ enhancement of inventories in 2010 in anticipation of further demand for proprietary software products and software services. Cash flow provided by operating activities in 2010 was primarily comprised of $ 26.2 million provided by Matrix, $12.1 million by Sapiens and $ 14.4 million by Magic Software, reflecting the $21.8 million, $ 6.2 million and $9.4 million of net income generated by these subsidiaries, respectively, in 2010, as adjusted for non-cash operating line items and changes in non-cash operating assets and liabilities (as detailed above).

Cash Provided by (Used in) Financing Activities

Cash flow provided by our financing activities was $20.3 million in the year ended December 31, 2011 compared with $40.3 million of cash flow used in our financing activities in the year ended December 31, 2010, mainly reflecting the cumulative effect of the following financing-related transactions that occurred over the course of those years:

Year Ended December 31, 2011:

In June 2011, Formula distributed to its shareholders a cash dividend of $0.71 per share. The aggregate amount distributed by Formula was approximately $10 million.

In April 2011, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $4.8 million, of which $2.4 million was paid to non-controlling interests in Matrix.

In June 2011, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $4.8 million, of which $2.5 million was paid to non-controlling interests in Matrix.

In September 2011, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $4.5 million, of which $2.3 million was paid to non-controlling interests in Matrix.

In December 2011, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $4.4 million, of which $2.2 million was paid to non-controlling interests in Matrix.

In 2011 we received long term loans from bank facilities in an aggregate amount of $45.4 million

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

On December 31, 2010, Matrix made the first payment of the principal of the debentures (Series A) that it had issued in August 2007, in an amount of NIS 50.6 million (approximately $15.9 million), together with interest on such principal amount.

In 2010, Matrix distributed to its shareholders cash dividends in the aggregate amount of approximately $14.7 million, of which $7.3 million was paid to non controlling interest in Matrix.

In January 2010 Magic Software distributed to its shareholders cash dividend of $16 million, of which $ 6.6 million was paid to non controlling interest in Magic

Cash Used in Investing Activities

Net cash used in our investing activities was $65.6 million in 2011 and $3.4 million in 2010, mainly reflecting the cumulative effect of the following investment-related transactions that occurred over the course of those years:

Year Ended December 31, 2011

In January 2011, Sapiens paid to selling shareholders of Harcase (Canada) (from whom Sapiens acquired Harcase (Canada), currently a Sapiens subsidiary) an amount of $952,000, which reflected additional consideration paid in respect of an earn-out obligation.

In May 2011, Magic Software acquired a software solution provider and a business partner of SAP for approximately $6.0 million.

In May 2011, Matrix acquired a 51% interest in Babcom Centers Ltd., an Israeli company providing professional services in the field of call centers, application development and quality control. Matrix paid NIS 15 million in the acquisition (approximately $4.3 million). In addition, during 2011, Matrix completed the acquisition of additional operations for an aggregate total consideration of $7.6 million.

In December 2011, Magic Software completed its acquisition of BluePhoenix's AppBuilder activity for cash consideration of $13.5 million, $4 million of which was to be held in escrow pending fulfillment of certain obligations of BluePhoenix under the sale agreement.

In 2011, a subsidiary of Magic Software paid an aggregate amount of $2.1 million to the seller of its U.S based consulting and staffing business, acquired in February 2010, reflecting a deferred payment obligation.

In 2011, Magic Software paid and aggregate amount of $2.5 million for the acquisition of its South African distributer.

Year Ended December 31, 2010:

In February 2010, a subsidiary of Magic Software completed the acquisition of the consulting and staffing business of a US-based IT services company for a purchase price of approximately $13.7 million, of which $8.6 million was paid in cash upon closing and the remainder was to be paid over the next three years.

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

In 2010, Sapiens acquired Harcase (Canada), a Toronto-based provider of software solutions to the North American insurance industry for a total consideration of $ 3.0 million of which $2.2 was paid in cash.

In 2010, our subsidiaries capitalized software development costs and other costs in an aggregate amount of $9.2 million.

In 2010, we sold marketable securities for aggregate consideration of $12.2 million and decreased our short term deposits by $13.4 million.

Company Commitments

We do not have material commitments for capital expenditures by Formula as of December 31, 2011 or as of the date of this annual report

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Indemnification of Office Holders.”

Subsidiary Commitments

Our subsidiaries do not have any material commitments for capital expenditures as of December 31, 2011 or as of the date of this annual report.

Based on Sapiens’ understanding with Israel’s Office of the Chief Scientist, or the OCS, reached in January 2012, Sapiens has a commitment to the OCS to pay royalties at a rate of 3%-3.5% of its total net consolidated license and maintenance revenue and 0.35% of its net consolidated consulting services revenue related to the software developed by Sapiens with the assistance of the OCS. The amount of royalties is limited to 100%-150% of the amount funded by the OCS.  Sapiens is only obliged to repay the grants received from the OCS if revenue is generated from the sale of the said software products. Sapiens’ royalties expense amounted to approximately $577,000, $614,000 and $510,000 in 2009, 2010 and 2011, respectively, and are included in cost of revenues. During 2011, Sapiens paid $1.2 million of royalties to the OCS.

As of December 31, 2011, Sapiens had a contingent liability to pay royalties to the OCS of approximately $6.3 million.

As alluded to above (see “—Current Outlook”), the loan agreements and indentures (or equivalent agreements governing debentures) to which we are party contain a number of conditions and limitations on the way in which we (mainly Matrix) can operate our businesses, including limitations on our ability to raise debt and sell or acquire assets. For example, Matrix’s loan agreement includes a negative pledge with respect to Matrix’s assets, as well as limitations on Matrix’s ability to provide guarantees to third parties and sell or transfer its assets. Matrix’s loan agreements and its agreement with its debenture holders also contain various covenants which require it to maintain certain financial ratios related to shareholders’ equity and operating results that are customary for companies of comparable size.

Our subsidiaries have provided bank guarantees aggregating to approximately $13.5 million (as of December 31, 2011) as security for the performance of various contracts with customers. If our subsidiaries were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

Our subsidiaries have also provided additional bank guarantees aggregating to $4 million (as of December 31, 2011) as security for rent to be paid for their offices. If our subsidiaries were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees pay amounts claimed to be due.

Pursuant to a bank credit agreement, a lien has been incurred over a certain portion of our investment in outstanding shares of Matrix and Sapiens.

C.	Research and Development, Patents and Licenses, etc.

The net amounts that we spent on research and development activities in 2009, 2010 and 2011 totaled $4.4 million, $5.5 million and $5.1 million, respectively. For more information about our research and development activities, see “Item 4. Information on the Company—Business Overview— Software Development.”

For information concerning our intellectual property rights, see “Item 4. Information on the Company— Business Overview— Intellectual Property Rights.”

D.	Trend Information

Demand for our software consulting services, proprietary software products and related services, and computer-based business solutions depends in large part upon the level of IT capital spending and investment in IT projects by our customers. We experienced a continuation of the recovery in the markets for our products and services, which had begun in 2010 and was sustained in 2011, reflected in improved levels of revenues and profitability realized by each of our three significant subsidiaries. Increased revenues in 2011, a trend that is expected to continue in 2012, reflects, in part, strategic acquisitions that have broadened the products and services offered by our subsidiaries, such as Magic Software’s recently completed acquisition of BluePhoenix's AppBuilder activity and Sapiens’ acquisition of IDIT and FIS.

Some uncertainty remains, however, as to whether the current improvements can be sustained further. We are concerned that global economic and financial uncertainty, which is reflected in, among other things, relatively tight credit markets, European sovereign debt crises, budgetary cuts and recovery plans, lower levels of liquidity, renewed inflation, increased energy costs and reduced capital spending, may have a negative effect on our results of operations prospectively. While the improvement in the global economy has lessened the impact of the global recession of late 2008 and 2009, continued uncertainty as to the strength of the world economic recovery continues to assert negative pressures that may prospectively adversely impact spending by our customers on our proprietary software products and IT services.

The economic conditions in preceding years had reduced the willingness or ability of our customers and prospective customers to commit funds to IT projects, and may reduce their ability to pay for our products and services after purchase. That trend resulted in longer sales cycles and increased pressure on pricing. If such a trend returns, it would adversely affect our results of operations. See “Item 3. Risk Factors—Risks Relating to Our Business—Unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.”

As we continue to market new products and penetrate international markets, we expect that our selling, general and administrative expenses will continue to be relatively high.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2011.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years	Other (1)
	$, in thousands
Long-term debt obligations (2)	92,866	43,161	33,189	5,150	11,366	-

Lease obligations	39,586	18,745	16,655	1,564	2,622	-

Liability in respect of the acquisition of operations	17,688	15,136	1,972	580	-	-

Other long-term liabilities reflected on our balance sheet under U.S. GAAP	13,814	-	-	-	-	13,814

Total	$163,954	$77,042	$51,816	$7,294	$13,988	$13,814

(1)	Other obligations include net severance pay which was not funded by us, the due date of which is unknown.
(2)	Does not include interest.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information about our directors and senior management as of May 1, 2012.

Name	Age	Position	Expiration of Current Term of Directorship/Office
Guy Bernstein	44	Chief Executive Officer	December 2019 or upon 180 days advanced written notice of either party
Asaf Berenstin	34	Chief Financial Officer	No formal arrangement regarding expiration of term of office
Marcin Rulnicki	36	Chairman of the Board of Directors	2012 annual shareholders meeting
Marek Panek	43	Director	2012 annual shareholders meeting
Dafna Cohen (1)	42	Director	2012 annual shareholders meeting
Dr. Ronnie Vinkler(1)(2)	66	Director	March 2013
Ofer Lavie (1) (2)	67	Director	March 2013

(1)     Serves on the audit committee of our board of directors.

(2)     Serves as an external director under the Companies Law. See “Item 6. Directors, Senior Management and Employees—Board Practices—External Directors Under the Companies Law; Audit Committee; Internal Auditor; Approval of Certain Transactions Under the Companies Law,” below.

Guy Bernstein was appointed our Chief Executive Officer in January 2008. Mr. Bernstein served as a member of our board of directors from November 2006 to December 2008. Mr. Bernstein served as a director of Emblaze Ltd., or Emblaze, our former controlling shareholder and a publicly-traded company listed on the London Stock Exchange, from April 2004 until February 2011. From December 2006 to November 2010, Mr. Bernstein also served as chief executive officer of Emblaze, and, prior thereto, from April 2004 to December 2006, as the chief financial officer of Emblaze. Mr. Bernstein serves as the chairman of the board of directors of each of Matrix and Sapiens and as chief executive officer and director of Magic Software, where he served as the chief financial and operations officer from 1999 until 2004, when he joined Emblaze. He joined Magic Software from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he served as senior manager from 1994 to 1997. Mr. Bernstein holds a B.A. degree in accounting and economics from Tel Aviv University and is a certified public accountant in Israel.

Asaf Berenstin was appointed our Chief Financial Officer in November 2011. Mr. Berenstin also serves as the Chief Financial Officer of our subsidiary, Magic Software, since April 2010. Prior to such time, beginning in August 2008, Mr. Berenstin served as Magic Software’s corporate controller. Prior to joining our company, Mr. Berenstin served as a controller at Gilat Satellite Networks Ltd. (NASDAQ: GILT), commencing in July 2007. From October 2003 to July 2008, Mr. Berenstin practiced as a certified public accountant at Kesselman & Kesselman, a member of PriceWaterhouseCooper. Mr. Berenstin holds a B.A. degree in accounting and economics and an M.B.A. degree, both from Tel-Aviv University, and is a certified public accountant (CPA) in Israel.

Marcin Rulnicki has served as one of our directors since November 2010. Since September 2009, Mr. Rulnicki has been employed at Asseco as Corporate Finance Manager, and is responsible for the financial aspects of international acquisitions and supervises foreign companies operating within the Asseco Group. Mr. Rulnicki is a member of the Asseco Group Board of Directors and a member of the supervisory board of matrix42 A.G. Since July 2008, he has also run an independent consulting business, which has participated in investment and restructuring projects. From August 2006 to July 2008, Mr. Rulnicki served as Executive Officer of Zachodni Fundusz Inwestycyjny NFI S.A., an investment fund listed on the Warsaw Stock Exchange, where he was responsible for strategic and operational management of the fund (including its restructuring group) and for communications with the capital markets. In such role, he also managed the fund’s investment projects. Prior to such time, from 2002 to 2006, Mr. Rulnicki worked at Heitman Financial, a company specializing in the management of investment funds for real estate, where he led the team responsible for financial SPVs investing in real estate in Central and Eastern Europe. From 2000 to 2002, Mr. Rulnicki worked as an auditor in Arthur Andersen and then in Ernst & Young. Mr. Rulnicki is a graduate of Poznan University of Economics (the faculty of Management), where he earned a Master of Economics degree, with a specialization in Capital Investment and Financial Strategies. He is also a statutory auditor.

Marek Panek has served as one of our directors since November 2010. Since January 2007, Mr. Panek has served as Vice President of the Management Board and Director of the Sales Coordination and Partners Co-operation Department of Asseco, where he supervises the Marketing Department, PR & IR Department and the Office of EU projects. Mr. Panek also holds several other positions at Asseco and its affiliates, including Chairman of the Board of Asseco DACH (since August 2008), director of Sintagma UAB (since July 2008), Chairman of the Board of Asseco Resovia S.A. (since August 2010) and member of the Supervisory Board of Asseco Central Europe, a.s .(since November 2009). During 2007-2008, Mr. Panek served as the Chairman of the Management Board of Asseco SEE and President of the Board of Asseco Romania. Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996); Marketing Director (from October 1996 to March 2003); Sales and Marketing Director (from April 2003 to March 2004); and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007).  Prior to joining Asseco, Mr. Panek was employed at the Department of Electronics in Gantel Sp. z o.o. from 1993 to 1995. Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having earned a Master of Engineering degree

Dafna Cohen has served as one of our directors since October 2009 and a member of our audit committee since January 2011. Ms.Cohen also serves as director of XTL Biopharmaceuticals Ltd, Inventech Central  Ltd. and Europort Ltd.  Ms Cohen served as Director of Global Treasury of MediaMind Technologies from 2010 to 2011. Prior to that, Ms.Cohen served as Director of Investments and as a Treasurer of Emblaze from 2005 to 2009. Prior to that, Ms. Cohen served as an Investment Manager for Leumi Partners and as a department manager at the derivatives sector and a foreign securities dealer of Bank Leumi. Ms. Cohen holds an M.B.A.in finance and a B.A. degree in economics and political science, both from The Hebrew University of Jerusalem.

Dr. Ronnie Vinkler has served as one of our external directors and as a member of our audit committee since March 2007. Dr. Vinkler is an independent business development and management analysis consultant.  Since 2010 Dr. Vinkler serves as an external director of Jerusalem Capital Markets.  From 2003 until 2009, Dr. Vinkler also served as a director of Kaman Capital Ltd.  In 2002 and 2003, Dr. Vinkler served as general manager of Icom Mobile (Israel).  From 2000 to 2002, he served as general manager of B.I.S. Advanced Software Solutions Ltd.  Since 2003, Dr. Vinkler has overseen business development for several companies including Tesnet and Aman Computers. Dr. Vinkler holds a B.Sc. degree in aeronautical engineering and industrial engineering and management from the Technion, Israel Institute of Technology, and an M.Sc. and Ph.D in aeronautical engineering from Caltech, California Institute of Technology.

Ofer Lavie has served as one of our external directors and as a member of our audit committee since March 2007. Mr. Lavie is an independent financial business development consultant.  From 1999 to 2005, Mr. Lavie served as the Chief Financial Officer of Metalink Ltd., a public company listed on the NASDAQ Global Market and the TASE. Mr. Lavie also currently serves as a director of Migdal Holding and Management of Insurance Agencies Ltd. and Yozma Pension Fund for Self Employed Ltd.- members of the Migdal Group companies. Mr. Lavie also serves as a director of Alpa Cosmetics Ltd. and as an external director of each of Procognia (Israel) Ltd. and Shaniv Paper Industries Ltd., public companies listed on the TASE. In addition, Mr. Lavie serves as the Chief Executive Officer of the CFO Forum Advanced Study Center in Israel. Mr. Lavie holds a B.Sc. degree in economics from Tel Aviv University.

Arrangements for the Election of Directors; Family Relationships

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

Mr. Guy Bernstein and Mr. Asaf Berenstin are first cousins. Other than such relationship, there are no family relationships among our executive officers and directors.

B.	Compensation

Aggregate Compensation Paid to Directors and Executive Officers

In 2011, Formula paid to its directors and executive officers, consisting of the individuals listed above in the table under “—Directors and Senior Management” (and including amounts paid to our former Chief Financial Officer until May 2011, when he ceased to serve in such capacity, and to our current Chief Financial Officer commencing in November 2011, when he began to serve in such capacity), direct remuneration and provided related benefits of approximately $4.4 million, in the aggregate. This aggregate compensation amount includes amounts set aside or accrued to provide pension, retirement or similar post-employment benefits, which themselves totaled less than $5,000 in 2011.

The above aggregate compensation amount does not include the following:

•	expenses, including business travel, professional and business association dues and expenses, for which Formula reimburses its officers; and

•	other fringe benefits that companies in Israel commonly reimburse or pay to their officers,

as amounts incurred for such expenses and benefits in 2011 were paid in reimbursement of activities carried out by our directors and executive officers for strict business purposes in carrying out their duties on behalf of Formula and were therefore not compensatory in nature.

The above aggregate compensation amount includes payment of director’s fees. Formula compensates its external directors and other directors in accordance with the regulations promulgated under the Companies Law.

Under Israeli law, Formula is not required to disclose, and has not otherwise disclosed, the compensation of its senior management and directors on an individual basis.

Option Grants to, and Service Agreement with, Chief Executive Officer

In January 2009, we granted to our Chief Executive Officer, Mr. Guy Bernstein, in connection with his service agreement with us, options to purchase 396,000 Formula ordinary shares, exercisable at an exercise price of NIS 0.01 per share. These options were to vest over a three-year period, commencing on December 17, 2008, on a quarterly basis (except that they would accelerate immediately prior to the announcement of Formula’s 2010 dividend). In accordance with the accelerated vesting provisions of the grant, Mr. Bernstein exercised all of the options in April 2010, prior to the distribution by Formula of its 2010 dividend. In accordance with the terms of the option grant, the shares issued upon exercise of the option were deposited with a trustee and Mr. Bernstein was not permitted to vote or dispose of them until the shares were to be released from the trust, as described in the grant letter. In January 2011, in contemplation of our amendment and extension of Mr. Bernstein’s service agreement with us, our board of directors determined that it was consistent with the intent of the original grant to immediately release from the trust 135,960 shares that had been issued upon exercise, after the lapse of two years since the option grant date. As of December 31, 2011 the remaining 260,040 shares were fully vested, although they remained in the trust.

In March 2011, concurrently with the amendment and extension of our Chief Executive Officer’s service agreement, we granted to him options that were immediately exercisable for 543,840 redeemable ordinary shares of Formula. The options were to vest, i.e., our redemption right with respect to the options and the underlying ordinary shares issuable upon exercise was to lapse, in equal quarterly installments over a four year period that commenced in December 2011 and was to conclude in December 2015. The exercise price of the options was NIS 0.01 per share. Total fair value of the grant was calculated based on the share price on the grant date and totaled $ 9.06 million ($ 16.65 per share). In May 2011, Mr. Bernstein exercised all of these options for redeemable shares.

In December 2011, at which time we were negotiating an amendment and extension of our Chief Executive Officer’s service agreement, we redeemed all of the above-described 543,840 shares for no consideration. In March 2012, concurrently with the amendment and extension of our Chief Executive Officer’s service agreement, we approved a grant of options to him, exercisable for 1,122,782 ordinary shares of Formula as long as the Chief Executive Officer is (i) a director of Formula and/or (ii) a director of each of the directly held subsidiaries of Formula; provided that if he fails to meet the foregoing requirement (A) due to the request of the board of directors of either Formula or any of its directly held subsidiaries (other than a request which is based on actions or omissions by the Chief Executive Officer that would constitute "cause" under his service agreement with Formula), (B) because the Chief Executive Officer is prohibited under the governing law or charter documents of the relevant company or the stock exchange rules and regulations applicable to such company from being a director of such company (other than due to his actions or omissions) or (C) notwithstanding the Chief Executive Officer’s willingness to be so appointed (but provided that neither (A) nor (B) applies); then, in each of (A), (B) and (C), the Chief Executive Officer will be deemed to have complied with clauses (i) or (ii) above. The options vest, i.e., our redemption right with respect to the options and the underlying ordinary shares issuable upon exercise lapses, in equal quarterly installments over an eight year period that commenced in March 2012 and concludes in December 2019. The exercise price of the options is NIS 0.01 per share. In accordance with the terms of the option grant, the shares issuable upon exercise of the option will be deposited with a trustee and our Chief Executive Officer will not be permitted to vote or dispose of them until the shares are released from the trust, as described in the grant letter.

Under his service agreement with us, Mr. Guy Bernstein, as our Chief Executive Officer, is entitled to a monthly salary, as well as an annual bonus in an amount equal to 3.3% of our net profit (including capital gains) after tax. An advance of 70% of the estimated bonus with respect to each year is paid over the course of the year, divided into quarterly installments, which is estimated based on our quarterly financial statements and is subject to final adjustment at the end of the year.

For a description of our 2008 Share Option Plan, 2011 Share Incentive Plan and 2012 Share Incentive Plan pursuant to which Mr. Bernstein’s options have been granted and other options or share awards may be granted from time to time to our directors, executive officers, employees and consultants, see “Item 6.E. Share Ownership— Arrangements Involving the Issue or Grant of Options to Purchase Shares” below.

C.	Board Practices

Pursuant to our amended and restated articles of association, or our articles, directors are generally elected at the annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Our existing board of directors may also appoint a new director to the board, assuming that the then-authorized size of the board, as last approved by our shareholders, exceeds the number of directors then serving on the board, whether due to a resignation or otherwise, in which case the newly appointed director holds office until the next annual general meeting of shareholders immediately following such appointment. Our board is currently comprised of 5 persons, of which each of Dr. Ronnie Vinkler and Ofer Lavie has been determined by the board to be independent within the meaning of the Listing Rules of the NASDAQ Stock Market (or the NASDAQ listing rules), on which our ADSs are listed for trading. These same two directors serve as our external directors, as mandated under Israeli law, and are therefore subject to additional criteria to help ensure their independence. See “External Directors Under the Companies Law” below. In addition, as described below under “—Audit Committee”, while due to her past affiliation with our former controlling shareholder, Emblaze, she is not currently considered “independent” under the NASDAQ listing rules, Ms. Dafna Cohen has been determined by our board of directors to nevertheless be “independent” within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and therefore serves on the audit committee of our board of directors. Each of our directors, except for the external directors, holds office until the next annual general meeting of shareholders and may then be re-elected. Our officers are appointed by our board of directors.

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

External Directors Under the Companies Law

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two external directors. This law provides that a person may not be appointed as an external director if the person is a relative of the controlling shareholder of the company or if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subject, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation or one of certain other prohibited relationships with the company or any person or entity controlling (or relative of such controlling person), controlled by or under common control with the company (or, in the case of a company with no controlling shareholder, any affiliation or one of certain other prohibited relationships with a person serving as chairman of the board, chief executive officer, a substantial shareholder or the most senior office holder in the company’s finance department). The term “affiliation” and the similar types of prohibited relationships include:

•	an employment relationship;
•	a business or professional relationship, even if not maintained on a regular basis (but excluding a de minimis level relationship);
•	control; and
•	service as an office holder (as defined in the Companies Law and described under “—Exculpation, Insurance and Indemnification of Directors and Officers” below).

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

The initial term of an external director is three years and may be extended by the general meeting of shareholders, for up to two additional three year terms, provided that his or her service for each such additional term is recommended by one or more shareholders holding at least one percent (1%) of the company’s voting rights and is approved by a majority at a shareholders meeting, which majority must include both criteria described above with respect to his or her initial election. In October 2009, Dr. Vinkler and Mr. Lavie were reappointed as our external directors, each to hold office until March 2013 (as the effective date of their reappointment was March 2010). In accordance with the regulations under the Companies Law (Relieves for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel, 2000), dual listed companies, like us, whose securities are listed on the NASDAQ Global Market or one of a number of other non-Israeli stock exchanges, may re-appoint an external director for additional three-year terms, in excess of the nine years as described above, if the audit committee and the board of directors confirm that, due to the expertise and special contribution of the external director to the work of the board and its committees, his or her re-appointment is in the best interests of the company. The same special majority is required for election of the external director for each additional three-year term.

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

Unaffiliated Directors Under the Companies Law

Under a recent amendment to the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. An “unaffiliated director” is defined as an external director or a director who meets the following criteria:

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

The foregoing amendment to the Companies Law further provides that a company may also elect to impose, via the adoption of a propose set of corporate governance rules, certain independence requirements with respect to the composition of the board of directors as a whole. Those requirements, if undertaken by a company, mandate that (i) if the company has no controlling shareholder or no shareholder that holds at least 25% of the company’s voting rights, most of the members of the board must be unaffiliated directors, whereas (ii) if the company has a controlling shareholder or a shareholder that holds at least 25% of the voting rights, then at least one-third of the directors need to be unaffiliated directors.

As of the date of this annual report, we have not elected to adopt these corporate governance rules.

Audit Committee

In addition to the foregoing requirement with respect to the majority of its members being unaffiliated directors, the Companies Law requires public companies such as ours to appoint an audit committee, comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The chairman of the board of directors, or any director employed by or otherwise providing services to the company or to a controlling shareholder or any entity controlled by a controlling shareholder, may not be a member of the audit committee. Under the Companies Law (under an amendment adopted in 2011), our audit committee is responsible for (i) determining whether there are delinquencies in the business management practices of the company, including in consultation with the company’s internal auditor or the independent auditor, and making recommendations to the board to improve such practices, (ii) determining whether to approve certain related party transactions (including compensation of office holders (as defined under “—Exculpation, Insurance and Indemnification of Directors and Officers” below)) or transactions in which an office holder has a personal interest and whether such transaction is material, (iii) where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the board and propose amendments thereto, (iv) examine the company's internal controls and internal auditor's performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the company's special needs and size), (v) examine the scope of the company's auditor's work and compensation and submit its recommendation with respect thereto to the corporate organ considering the appointment thereof (either the board or the general meeting of shareholders) and (vi) determine procedures with respect to the treatment of company employees' complaints as to the management of the company's business and the protection to be provided to such employees. In compliance with recently adopted regulations under the Companies Law, our audit committee also approves our financial statements, thereby fulfilling the requirement that a board committee provide such approval. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, or take any other action required under the Companies Law, unless at the time of approval a majority of the committee’s members are present, of whom a majority consist of unaffiliated directors and at least one of them is an external director.

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

Exculpation, Insurance and Indemnification of Directors and Officers

The Companies Law codifies certain requirements and optional provisions that apply in our relationship with our “office holders.” An office holder is defined in the Companies Law as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) another manager directly subordinate to the managing director or (vii) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title. Our office holders consist of the individuals listed in the table under “Directors and Senior Management,” which is displayed under “Item 6. Directors, Senior Management and Employees”. Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, however, that such a breach is not related to a distribution of a dividend or any other distribution by the company.

Office Holders’ Insurance. Our articles provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders imposed on the office holder in respect of an act performed in his or her capacity as an office holder, with respect to:

•     a breach of his duty of care to us or to another person;

•     a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•     a financial liability imposed upon him in favor of another person.

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2011 was approximately $150,000.

Indemnification of Office Holders. Our articles provide that we may indemnify an office holder in respect of an obligation or expense imposed on or expended by an office holder in respect of an act performed in his capacity as an office holder as specified below:

(i)	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

(ii)	reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him, and either (i) concluded without the imposition of any financial liability in lieu of criminal proceedings; or (ii) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent;

(iii)	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings instituted against him by another person, or in a criminal charge from which he was acquitted or in any criminal proceedings of a crime which does not require proof of criminal intent in which he was convicted;
(iv)	expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such office holder in relation to (1) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Israeli Securities Law, which we refer to as the Securities Law, or (2) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (3) infringements pursuant to the provisions of Chapter I’1 under the Securities Law; and
(v)	payments made by the office holder to an injured party for damages suffered under Section 52(54)(a)(1)(a) of the Securities Law

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

We have entered into a revised undertaking (which was approved by our shareholders at our annual meeting of shareholders that occurred in January 2012) to indemnify our office holders in specified limited categories of events and in specified amounts, subject to the limitations set by the Companies Law and our articles, as described above. For more information, see “Item 7.B. Related Party Transactions – Indemnification of Office Holders.”

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

The table below sets forth the average number of employees employed by us, as allocated (i) among our three significant subsidiaries and (ii) by geographical area of employment, during each of the last three fiscal years:

	2011	2010	2009
Matrix	6,000	4,300	4,200
Magic Software	978	678	397
Sapiens	688	361	295

Total	7,666	5,339	4,892

66

	2011	2010	2009
In Israel	6,278	4,421	4,525
In Europe	319	228	114
In the United States and Canada	894	569	118
South Africa	41
In Asia	134	121	135
Total	7,666	4,892	4,892

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

As of May 1, 2012, none of our directors or officers owned any shares of our company (whether actual ordinary shares or shares issuable upon exercise of options), except for Mr. Guy Bernstein, our Chief Executive Officer, as described below. None of the ordinary shares beneficially owned by Mr. Bernstein has voting rights different from those possessed by other holders of Formula’s ordinary shares.

At the current time, to our best knowledge, Mr. Guy Bernstein owns 206,040 of Formula’s ordinary shares, and furthermore holds the above-described option to purchase an additional 1,122,782 shares, which was granted to him in March 2012 (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer”) which is exercisable currently or within 60 days with respect to all 1,122,782 underlying shares.

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

Of the options available for grant under the 2008 Plan, we granted, in January 2009, options to purchase 396,000 ordinary shares to our Chief Executive Officer, each exercisable at an exercise price of NIS 0.01. (Please see “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of that grant.) As of May 1, 2012, options to purchase 4,000 shares remain available for future grants under the 2008 Plan.

Formula’s 2011 Share Incentive Plan

In March 2011, our board of directors adopted Formula’s 2011 Share Incentive Plan, which we refer to as the 2011 Plan. Pursuant to the 2011 Plan, we may grant from time to time to our and our subsidiaries’ employees, office holders (which are not Formula’s controlling shareholders) and consultants options to purchase, stock based awards or restricted shares with respect to, up to an aggregate of 545,000 ordinary shares of Formula. The 2011 Plan is administered by our board of directors. The 2011 Plan provides that options, restricted shares or other stock-based awards may be granted, from time to time, to such grantees to be determined by our board of directors, at such exercise prices and with such vesting or other terms as shall be determined by the board at its sole and absolute discretion. Options may be granted under the 2011 Plan through March 2021.

Of the options available for grant under the 2011 Plan, we approved the grant, in March 2011, of options to purchase 543,840 ordinary shares to our Chief Executive Officer, each to be exercisable for no consideration. (Please see “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of that grant.) Options to purchase 1,160 shares remain available for future grants under the 2011 Plan.

Formula’s 2012 Share Incentive Plan

In March 2012, our board of directors adopted Formula’s 2012 Share Incentive Plan, which we refer to as the 2012 Plan. Pursuant to the 2012 Plan, we may grant from time to time to our and our subsidiaries’ employees, office holders (which are not Formula’s controlling shareholders) and consultants options to purchase, stock based awards or restricted shares with respect to, up to an aggregate of 1,200, 000 ordinary shares of Formula. The 2012 Plan is administered by our board of directors. The 2012 Plan provides that options, restricted shares or other stock-based awards may be granted, from time to time, to such grantees to be determined by our board of directors, at such exercise prices and with such vesting or other terms as shall be determined by the board at its sole and absolute discretion. Options may be granted under the 2012 Plan through March 2022.

Of the options available for grant under the 2012 Plan, we approved the grant, in March 2012, of options to purchase 1,122,782 ordinary shares to our Chief Executive Officer, each to be exercisable for NIS 0.1. (Please see “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of that grant.) Options to purchase 77,218 shares remain available for future grants under the 2012 Plan.

Option Plans of Our Subsidiaries

Our subsidiaries generally have share option plans pursuant to which qualified directors, employees and consultants may be granted options for the purchase of securities of the subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of Formula’s ordinary shares as of May 1, 2012 by each person known to us to be the beneficial owner of 5% or more of Formula’s ordinary shares based on information provided to us by our shareholders or disclosed in public filings with the SEC. Percentages expressed in the below table are based on 13,596,000 ordinary shares outstanding as of May 1, 2012. Ordinary shares represented by ADSs are included both in the number of our outstanding ordinary shares and in determining the beneficial ownership of any particular shareholder or group of shareholders. None of the holders of the ordinary shares listed in the below table has voting rights different from other holders of Formula’s ordinary shares. Except where indicated otherwise, we believe, based on information furnished by these owners, that each of the beneficial owners of Formula’s shares listed below has sole investment and voting power with respect to such shares.

Name and Address	Shares Beneficially Owned		Percent of Class (1)

Asseco (2)	6,823,602		50.2%

Clal Insurance Enterprises Holdings Ltd. (3)	1,123,726	(4)	8.3%

Menora Mivtachim Holdings Ltd.(5)	853,488	(6)	6.3%

Harel Insurance Investments & Financial Services Ltd. (7)	754,375	(8)	5.5%

(1)	Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days of May 1, 2012, are treated as outstanding only for the purposes of determining the percent owned by such person or group.
(2)	In November 2010, Asseco purchased from Emblaze all of its shareholdings in Formula, i.e. 6,697,642 ordinary shares and concurrently purchased from Mr. Guy Bernstein (pursuant to an option agreement) an additional 135,960 ordinary shares, which, in the aggregate, constitute 6,823,602 ordinary shares, representing approximately 50.2% of our outstanding share capital (excluding shares repurchased by us that lack voting rights). Asseco is a Polish joint stock company whose shares are publicly traded on the Warsaw Stock Exchange. The address of Asseco is Olchowa 14, 35-322 Rzeszow, Poland. Based on the Schedule 13D filed by Asseco with the SEC on December 6, 2010, and due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.
(3)	Clal Insurance Enterprises Holdings Ltd., referred to as Clal Insurance, is publicly traded on the TASE. Based on publicly available information, the controlling shareholder of Clal Insurance is IDB Development Corporation Ltd. (which owns 56% of Clal Insurance), while Bank Hapoalim Ltd. holds a 10% interest in Clal Insurance. Clal Insurance’s principal business address is 48 Menachem Begin Street, Tel-Aviv 66180, Israel.
(4)	Pursuant to Amendment No. 6 to Schedule 13G filed on February 14, 2012, of the 1,123,726 ordinary shares reported as beneficially owned by Clal Insurance (i) 1,121,676 shares are held for members of the public through, among others, provident funds, mutual funds, pension funds, index-linked securities and insurance policies, which are managed by subsidiaries of Clal Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions; (ii) 2,000 shares are beneficially held for its own account; and (iii) 50 shares are held by third-party client accounts managed by Clal Finance Batucha Investment Management Ltd., a wholly owned subsidiary of Clal Finance Ltd., as portfolio managers, which operates under independent management and makes investment decisions independent of Clal Insurance, and Clal Finance Ltd. and has no voting power in the securities held by such client accounts.

(5)	Menora Mivtachim Holdings Ltd., or Menora Holdings, is a holding company publicly-traded on the TASE. 61.9% of Menora Holdings’ outstanding shares are held, directly and indirectly, by Menachem Gurevitch, and 38.1% are publicly held. The address of Menora Holdings’ principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.
(6)	Pursuant to Amendment No. 4 to Schedule 13D filed with the SEC on September 16, 2010, the shares reported as beneficially owned by Menora Holdings are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by wholly-owned subsidiaries of Menora Holdings, each of which operates under independent management and makes independent voting and investment decisions. .
(7)	Harel Insurance Investments & Financial Services Ltd., or Harel, is an Israeli public company whose shares are traded on the TASE, with principal business address at Harel House; 3 Abba Hillel Street; Ramat Gan 52118, Israel. Based on publicly available information, its principal shareholders are members of the Hamburger family (who own, collectively, approximately 49.61% of its outstanding shares).
(8)	Pursuant to the Schedule 13G that Harel filed with the SEC on February 14, 2011, of the 754,375 ordinary shares reported as beneficially owned by Harel (i) 633,196 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 121,179 ordinary shares are beneficially held for its own account.

As of May 1, 2012, 13,596,000 ordinary shares were issued and outstanding, which excludes 24,780 ordinary shares that we purchased during 2002. On May 1, 2012, we had one shareholder of record, which was not a United States record holder. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders (including shares represented by ADSs) are recorded in the name of our Israeli share registrar, Israel Discount Bank Limited’s registrar company. All of our ordinary shares (including shares represented by ADSs) have equal voting rights. However, under applicable Israeli law, the shares that we have repurchased and currently hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

As of May 1, 2012, 775,238 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York Mellon, representing approximately 5.7% of our ordinary shares. As of that date, there were approximately 24 registered holders of our ADSs, of whom 21 record holders were United States residents. Such number of record holders is not representative of the actual number of beneficial holders of our ADSs in the United States.

We are unaware of any arrangements which may at a subsequent date result in a change in control of Formula.

B.	Related Party Transactions

Indemnification of Office Holders

We have undertaken to indemnify each of our office holders. Our office holders’ indemnification letters provide, among other things, that we will indemnify each of our office holders to the maximum extent permitted by our articles. Advance payments for coverage of legal expenses in criminal proceedings will be required to be repaid by an office holder to the company if such office holder is found guilty of a crime which requires proof of criminal intent, or if it is determined that the office holder is not lawfully entitled to such indemnification.

All of the indemnification letters granted to our office holders are identical, including indemnification letters granted to office holders who are or may be considered “controlling persons” under the Companies Law.

The indemnification is limited to the expenses and matters detailed in the indemnification letters insofar as they result from an office holder’s actions in connection with, among other things, the following matters: the offering of securities by us to the public or to private investors; the offer by us to purchase securities from the public, private investors or other holders, whether pursuant to a prospectus, agreement, notice, report, tender or any other proceeding; our labor relations and/or employment matters and our trade relations; the development or testing of products developed by us, or the distribution, sale, license or use of such products; and occurrences in connection with investments made by us.

Our undertaking for indemnification is limited to up to 25% of our shareholders’ equity as it appears in our latest financial statements known at the date of indemnification, calculated with respect to each director and officer of Formula.

Our undertaking for indemnification shall not apply to a liability incurred as a result of any of the following:

(i)	a breach by an office holder of his or her fiduciary duty, except, to the extent permitted by law, for a breach while acting in good faith and having reasonable cause to assume that the action was in our best interest ;

(ii)	a grossly negligent or intentional violation of the office holder’s duty of care;

(iii)	an intentional action in which the office holder intended to reap a personal gain illegally;

(iv)	a fine, civil fine or financial sanction levied against and/or imposed upon the office holder;

(v)	a proceeding instituted against the office holder pursuant to the provisions of Chapter H’3, H’4 or I’1 under the Securities Law, except as otherwise permitted in the undertaking; or

(vi)	a counterclaim brought by us or in our name in connection with a claim against us filed by the office holder, other than by way of defense or by way of third party notice in connection with a claim brought against the office holder by us, or in specific cases in which our board of directors has approved the initiation or bringing of such suit by the office holder, which approval shall not be unreasonably withheld.

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

Office Holders’ Insurance

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium Formula paid during 2011 was approximately $150,000.

Service Agreement with our Chief Executive Officer

We are party to a written service agreement with our Chief Executive Officer, Mr. Guy Bernstein, which was entered into in December 2008 and was amended in March 2011 and in March 2012 and has a term of eighty- four (84) months from the date of such last amendment. This agreement provides for early termination by either side upon 180 days advanced written notice, during which time the Chief Executive Officer will continue to receive service fees. This agreement furthermore contains customary provisions regarding nondisclosure, confidentiality of information and assignment of inventions.

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

Export Sales

In 2011, 24% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see “Item 4.—Information on the Company— Business Overview— Geographical Distribution of Revenues.”

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

In February 2010, a U.S. based company filed a lawsuit against Magic Software and one of its subsidiaries claiming an alleged breach by Magic Software and the subsidiary of its intellectual property rights in connection with one of Magic Software’s products. In July 2011, Magic Software entered into a settlement agreement with the plaintiff according to which Magic Software paid a lump sum to the plaintiff for future maintenance and support until 2018, subject to a complete release of all claims.

In August 2009, a software company and one of its owners filed an arbitration proceeding against Magic Software and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in the amount of approximately $13.6 million. The arbitrator determined that both Magic Software and the subsidiary breached the non-disclosure agreement, but closing summaries regarding damages have not yet been submitted. At this time, given the multiple uncertainties involved and due in large part to the highly speculative nature of the damages sought by the plaintiff, which leaves a wide discretion to the arbitrator in quantifying and awarding the damages, Magic Software is unable to estimate the amount of the probable loss, if any, to be recognized.

In 2010, a former customer of Sapiens filed a claim in the arbitration court in Warsaw, Poland against Sapiens, for alleged damages caused by Sapiens with respect to a license and services contract with such former customer that had been entered into a few years prior to such time. The claim was in an amount of approximately Euro 3.4 million (approximately $4.4 million). A settlement was reached in October 2011 under which Sapiens paid Euro 1.1 million (approximately $1.5 million) and recovered an amount of $1.2 million from the insurance company.

In June 2004, an Israeli company filed a lawsuit against Magic Software in the District Court of Tel Aviv - Jaffa seeking damages of NIS 8.0 million (approximately $ 2.2 million), with an option to increase the amount sought to approximately NIS 17.0 million (approximately $4.8 million), for recovery of alleged damages caused by Magic Software’s alleged failure to integrate a software system. In March 2011, Magic Software entered into a settlement agreement with the plaintiff pursuant to which Magic Software did not incur any additional loss exceeding amounts already recognized.

In addition to the above-described legal proceedings, from time to time, we are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. We apply ASC 450, “Contingencies,” and accrue a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in the determination of both the probability and as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. We intend to vigorously defend ourselves against the above claims, and we generally intend to vigorously defend any other legal claims to which we are subject. While for most litigation, the outcome is difficult to determine, to the extent that there is a reasonable possibility that the losses to which we may be subject could exceed the amounts (if any) that it has already accrued, we attempt to estimate such additional loss, if reasonably possible, and disclose it (or, if it is an immaterial amount, indicate accordingly). The aggregate provision that we have recorded for all other legal proceedings (other than the particular material proceedings described above) is not material. Furthermore, in respect of our ordinary course legal, administrative and regulatory proceedings (i.e., other than the particular material proceedings described above), we estimate, in accordance with the procedures described above, that as of the current time there is no reasonable possibility that we will incur material losses exceeding the non-material amounts already recognized.

Dividend Policy

Under Formula’s dividend policy adopted by its board of directors, sums that are not planned to be used for investments in the near future may be distributed to its shareholders as a cash dividend, to the extent that our performance allows such distribution. In the three most recent fiscal years, Formula has made the following distributions:

In June 2011, Formula distributed to its shareholders a cash dividend of $0.71 per share. The aggregate amount distributed by Formula was approximately $10 million.

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

Price Range of Ordinary Shares

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars. U.S. dollar per ordinary share amounts are calculated using the U.S. dollar representative rate of exchange of $1 U.S.= NIS 3.82 on December 30, 2011 (the final business day of 2011 in Israel), as reported by the Bank of Israel.

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2012 (through May 1, 2012)	64.14	56.99	17.23	14.77
2011	75.57	65.61	19.78	17.17
2010	68.45	40.21	17.92	10.53
2009	44.12	15.78	11.56	4.13
2008	47.78	17.53	12.51	4.59
2007	60.59	44.97	15.86	11.77
Quarterly:
Second Quarter 2012 (through May 1, 2012)	64.10	57.56	17.18	15.28
First Quarter 2012	62.10	57.50	16.23	15.05
Fourth Quarter 2011	62.44	46.07	16.34	12.06
Third Quarter 2011	63.40	43.94	16.60	11.50
Second Quarter 2011	69.33	55.18	18.14	14.44
First Quarter 2011	75.57	60.00	19.78	15.71
Fourth Quarter 2010	68.45	50.34	17.92	13.18
Third Quarter 2010	53.43	43.25	13.99	11.32
Second Quarter 2010	58.48	42.42	15.39	11.10
First Quarter 2010	59.30	40.21	15.52	10.53
Most Recent Six Months:
April 2012	64.10	57.56	17.18	15.28
March 2012	64.14	56.99	17.23	14.87
February 2012	62.10	57.51	16.26	15.05
January 2012	60.63	57.50	15.87	15.05
December 2011	62.40	55.81	16.33	14.61
November 2011	62.44	55.12	16.35	14.43

Price Range of American Depositary Shares

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the NASDAQ Global Select Market in U.S. dollars.

	U.S.$
	Price Per ADS
	High	Low
Annual:
2012 (through May 1, 2012)	17.23	14.87
2011	20.49	11.14
2010	18.92	10.82
2009	12.10	3.59
2008	14.14	4.99
2007	15.42	9.02
Quarterly:
Second Quarter 2012 (through May 1, 2012)	17.18	15.28
First Quarter 2012	16.78	12.29
Fourth Quarter 2011	16.78	12.29
Third Quarter 2011	18.25	11.14
Second Quarter 2011	19.95	16.06
First Quarter 2011	20.49	17.76
Fourth Quarter 2010	18.92	14.02
Third Quarter 2010	15.06	11.38
Second Quarter 2010	15.35	11.01
Most Recent Six Months:
April 2012	17.18	15.28
March 2012	17.23	14.87
February 2012	16.50	15.48
January 2012	16.22	14.90
December 2011	16.60	14.40
November 2011	16.78	15.20

B.	Plan of Distribution

Not applicable.

C.	Markets

Since our initial public offering in 1991, our ordinary shares have been traded in Israel on the TASE under the symbol “FORT.” No U.S. trading market exists for the ordinary shares. Since October 1997, our ADSs have been traded on the NASDAQ Global Select Market, under the symbol “FORTY.”

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

Description of Our Share Capital

Our company’s authorized share capital consists solely of ordinary shares. No preferred shares are currently authorized. Our articles do not restrict in any way the ownership of our ordinary shares by non-residents of Israel, except that these restrictions may exist with respect to citizens of countries which are in a state of war with Israel.

Dividend and Liquidation Rights

Our board of directors is authorized to declare dividends, subject to the provisions of the Companies Law. Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end date of the most recent financial statements or as accrued over a period of two years, whichever amount is greater. Alternatively, if we do not have sufficient profits or other surplus, we may seek permission to effect a distribution by order of an Israeli court. In any event, our board of directors is authorized to declare dividends, provided there is no reasonable concern that a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividends may be paid in cash or in kind. We may invest or use for our own benefit all unclaimed dividends. If a dividend remains unclaimed for seven years from the date on which we declared it, it lapses and reverts back to us. Our board of directors can nevertheless cause us to pay the dividend to a holder who would have been entitled had the dividend not reverted back to us. In case of the liquidation of our company, after satisfying liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their holdings. This right may be affected by the grant of a preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company’s articles of association require otherwise. Our articles provide that our board of directors may declare and pay dividends without any action required by our shareholders.

Redemption Provisions

In accordance with our articles, we may issue redeemable shares and accordingly redeem those shares.

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

Under the Companies Law and our articles, we must hold an annual general meeting of our shareholders once a year with a maximum period of fifteen months between the meetings, while under NASDAQ listing rule 5620(a), we must hold the meeting within one year after our fiscal year-end (which is December 31st). All meetings of shareholders other than annual general meetings are considered special general meetings. Our board of directors may call a special general meeting whenever it decides it is appropriate. In addition, shareholders representing 5% of the outstanding share capital may require the board of directors to call a special general meeting. Under our articles, the quorum required for a general meeting of shareholders consists of two or more holders present in person or by proxy who hold or represent at least 25% of the voting power. We have opted out from the NASDAQ listing rule 5620(c) requirement that a quorum must constitute at least 33.33% of our outstanding share capital (see “Item 16G. Corporate Governance” below). A meeting adjourned for a lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting may decide with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. At the reconvened meeting, if a quorum is not present within one-half hour from the time designated for holding the meeting, the required quorum will consist of two shareholders present in person or by proxy, regardless of the percentage of our outstanding ordinary shares or voting power held by them.

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

Approval of Certain Transactions Under the Companies Law

The Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and his or her personal affairs, (ii) avoiding any competition with the company, (iii) avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and (iv) revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder. Under a recent amendment to the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the audit committee (or, should we wish to establish such a committee in the future, a compensation committee of our board of directors that meets all of the requirements applicable to an audit committee) and the board of directors. The amendment of existing compensation terms of our office holders who are not directors merely requires the approval of our audit committee, if such committee determines that the amendment is not substantial in relation to the existing terms. Arrangements regarding the compensation of directors require the approval of the audit committee, the board of directors and the shareholders, except in certain circumstances prescribed in regulations promulgated under the Companies Law.

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

Further, under the Companies Law (as described under “Item 6. Directors, Senior Management and Employees— Board Practices— External Directors Under the Companies Law”), the appointment of external directors requires, in addition to a majority of the ordinary shares voting and approving the appointment, that either (a) the approving majority must include a majority of the shares of shareholders that are not controlling shareholders of the company and who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) and who are present and voting (with abstentions being disregarded), or (b) the shares of such non-controlling, non-interested shareholders that vote against the appointment may not constitute more than two percent (2%) of our total voting rights. In addition, as described below (see “—Modification of Class Rights” in this Item 10.B), under our articles, the alteration of the rights, privileges, preferences or obligations of any class of our share capital requires a simple majority of the class so affected), in addition to the ordinary majority of all classes of shares voting together as a single class at a shareholder meeting.

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

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles unless the transfer is restricted or prohibited by another instrument.

Modification of Class Rights

Under our articles, the rights attached to any class unless otherwise provided by the terms of the class including voting, rights to dividends and the like, may be varied by adoption of the necessary amendment to the articles, provided that the affected shareholders approve the change by a class meeting in which a simple majority of the voting power of the class represented at the meeting and voting on the matter approves the change.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting and voting on the matter (disregarding abstentions), have the power to elect all of our directors, other than the external directors who are appointed by a special majority of shareholders. For a summary of the provisions of our articles that govern our directors, see “Item 6. Directors, Senior Management and Employees.”

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

Regulations adopted under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading only outside of Israel or have been publicly offered only outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, there is either a limitation on acquisition of any level of control of the company, or the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

The Companies Law also provides that if following any acquisition of shares, the acquirer holds 90% or more of the company’s shares or of a class of shares, the acquisition must be made by means of a tender offer for all of the target company’s shares or all of the shares of the class, as applicable, not held by the acquirer. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and hold, following consummation of the tender offer, more than 95% of all of the company’s outstanding shares (and provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved it, which condition shall not apply if, following consummation of the tender offer, the acquirer holds at least 98% of all of the company’s outstanding shares). If, however, following consummation of the tender offer the acquirer would hold 95% or less of the company’s outstanding shares, the acquirer may not acquire shares tendered if by doing so the acquirer would own more than 90% of the shares of the target company. Appraisal rights are available with respect to a successfully completed full tender offer for a period of six months after such completion, although the acquirer may provide in the tender offer documents that a shareholder that accepts the offer may not seek appraisal rights.

C.	Material Contracts

Please see “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of our service agreement with our Chief Executive Officer, Mr. Guy Bernstein. Beyond that agreement, Formula is not party to, and has not been party to in the last two years, any material contract entered into outside of the ordinary course of business. In addition, while our subsidiaries are party and have been party in the last two years to numerous contracts with customers, resellers and distributors, such contracts are entered into in the ordinary course of business. Furthermore, we do not deem any other individual contract entered into by any of our subsidiaries outside of the ordinary course of business (such as investment or acquisition agreements) during the last two years to be material to us.

D.	Exchange Controls

Under current Israeli regulations, we may pay dividends or other distributions in respect of our ordinary shares either in Israeli or non-Israeli currencies. If we make these payments in Israeli currency, they will be freely converted, transferred and paid in non-Israeli currencies at the rate of exchange prevailing at the time of conversion. We expect, therefore, that dividends, if any, that we pay to holders of ADSs, will be paid in dollars, net of conversion expenses, expenses of the depositary for our ADSs, the Bank of New York Mellon, and Israeli income taxes (if applicable). Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS. See “Item 3. Key Information—Risk Factors.”

Non-residents of Israel may freely hold and trade our ADSs or ordinary shares pursuant to the general permit issued under the Israeli Currency Control Law, 1978. Neither our articles nor the laws of the State of Israel restrict in any way the ownership of our ordinary shares by non-residents, except that these restrictions may exist with respect to citizens of countries that are in a state of war with Israel.

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

Israeli Taxation Considerations for Our Shareholders

Tax Consequences Regarding Disposition of Our ADSs or Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Israeli Resident Shareholders

Israeli Resident Individuals. Beginning as of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%. However, if such a shareholder is considered a substantial shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing with securities in Israel are taxed at the tax rates applicable to business income (up to 45% in 2011, and up to 48% in 2012).

Notwithstanding the foregoing, pursuant to the Tax Burden Law, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a substantial shareholder at any time during the 12-month period preceding the sale). With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gains tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% or 30%).

Israeli Resident Corporations. Under present Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, recent changes in the law abolished the scheduled progressive reduction of the corporate tax rate and set the corporate tax rate at 25% from 2012 and onwards..

Non-Israeli Residents Shareholders

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate tax rate (24% in 2011 and 25% as of 2012) or, if derived by an individual, at the rate of 20% (25% as of 2012), or 25% (30% as of 2012), if generated from an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 45% for an individual in 2011).

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Payors of consideration for traded securities, like our ordinary shares and ADSs, including the purchaser, the Israeli stockbroker effectuating the transaction, or the financial institution through which the sold securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the sale of publicly traded securities from the consideration or from the Real Capital Gain derived from such sale, as applicable, at the rate of 25%.

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares and ADSs (other than bonus shares or share dividends) at 20%, or 25% if the recipient of such dividend is a substantial shareholder at the time of distribution or at any time during the preceding 12-month period. Pursuant to the Tax Burden Law, as of 2012 such tax rate is 25%, or 30% if the dividend recipient is a substantial shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Israeli Resident Corporations. Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on our ordinary shares and ADSs.

Non-Israeli Residents Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for publicly traded shares, like our ordinary shares and ADSs, at the rate of 20% (25% as of 2012, so long as the shares are registered with a Nominee Company) or 15% if the dividend is distributed from income attributed to our Approved Enterprises, unless a reduced rate is provided under an applicable tax treaty. For example, under the U.S-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares and ADSs who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Benefitted Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Payors of dividend on our ordinary shares and ADSs, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25%, so long as the shares are registered with a Nominee Company (for corporations and individuals).

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

Taxation of Distributions on our Ordinary Shares or ADSs

Subject to the discussion below under “Passive Foreign Investment Company” (which we refer to as the PFIC discussion), a distribution paid by us with respect to the ordinary shares or ADSs to a U.S. Holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for United States federal income tax purposes. The amount of the distribution with respect to the ordinary shares or ADSs will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution.

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

Dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. Unless the reduced rate provision is extended or made permanent or other changes are made by subsequent legislation, for tax years beginning on or after January 1, 2013, dividends will be taxed at regular ordinary income rates

In order for our dividends to qualify as “qualified dividend income,” we need to be considered a “qualified foreign corporation,” which requires that we be eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program that the United States Internal Revenue Service, or IRS, determines is satisfactory. Furthermore, no dividend received by a U.S. Holder will be a qualified dividend if (1) the U.S. Holder held our ordinary shares or ADSs with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary shares or ADSs (or substantially identical securities) or (2) the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary shares or ADSs with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares or ADSs in such year or in the following taxable year would not be qualified dividends. See the PFIC discussion below regarding our passive foreign investment company status. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Taxation of the Disposition of the Ordinary Shares or ADSs

Subject to the PFIC discussion below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares or ADSs exceeds one year. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for a holding period ending in taxable years beginning before January 1, 2013 and a maximum rate of 20% thereafter) will apply to individual U.S. Holders. The deductibility of capital losses recognized on the sale, exchange or other disposition of ordinary shares or ADSs may be subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes.

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

We believe that we were not a PFIC in 2011 and currently expect that we will not be a PFIC in 2012. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2012 or in a future taxable year. Rules similar to those applicable to gains derived from the disposition of our ordinary shares or ADSs also apply to certain “excess distributions.” A decline in the value of our ordinary shares or ADSs could result in our company being classified as a PFIC. U.S .investors should consult their own tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares or ADSs.

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

Information Reporting and Backup Withholding

A U.S. Holder generally is subject to information reporting and may be subject to backup withholding (currently at rate of up to 28%) with respect to dividend payments on, or receipt of the proceeds from the disposition of, the ordinary shares or ADSs. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations, or if a U.S. Holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the United States federal income tax liability of a U.S. Holder, or alternatively, the U.S. Holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

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

Formula is subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports with the SEC, including annual reports on Form 20-F by April 30 each year (as of 2012). In the case of our annual report for the 2011 fiscal year, we have availed ourselves of a 15 day extension to such April 30 deadline in accordance with Rule 12b-25 under the Exchange Act. In addition, we furnish interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K certain other material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. You may inspect without charge and copy at prescribed rates such material at the public reference facilities maintained by the SEC, at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate and Currency Exchange Rate Fluctuations; Impact of Inflation

In light of the nature of our activities, we invest our cash and cash equivalents primarily in short-term and long-term deposits. As of December 31, 2011, substantially all of the cash that we held was invested in dollar accounts bearing interest based on LIBOR, Euro accounts and NIS accounts bearing interest based on the Israeli prime rate. Given the current low interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings from our financial assets would be negligible, holding other variables constant.

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

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

An increase of 10% in the value of the NIS relative to the dollar in the year ended December 31, 2011 would have resulted in a net increase in the dollar reporting value of our operating income of $1.9 million for 2011 and an increase in the dollar reporting value of our total revenues of $54.0 million for that year, due primarily to the increase in dollar value of software services revenues earned in NIS, which would outweigh the adverse impact to the profitability of our proprietary software products segment resulting from such an increase. On the other hand, a 10% decrease in value of the NIS relative to the dollar in the year ended December 31, 2011 would have caused a net decrease in the dollar reporting value of our operating income of less than $1.6 million for 2011 and a decrease in the dollar reporting value of our total revenues of $44.2 million for that year, due to the reduction in dollar value of services revenues earned in NIS, which would outweigh the favorable effect on the profitability of our proprietary software products segment that would result from the devaluation of the NIS relative to the dollar.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2011. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2011.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, our management utilized the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2011, our internal control over financial reporting was effective.

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

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm in Israel, which has audited our financial statements for the year ended December 31, 2011 that are included in this annual report, has issued an attestation report on our management's assessment of our internal control over financial reporting as of December 31, 2011.

(c) Attestation Report of the Registered Public Accounting Firm. The attestation report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm in Israel, on our management's assessment of our internal control over financial reporting as of December 31, 2011 is provided on page F-3, as included under Item 18 of this annual report.

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

ITEM 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics, or code of ethics, applicable to Formula’s Chief Executive Officer and Chief Financial Officer (who also serves as its principal accounting officer) and any person performing similar functions, as well as to its directors and other employees. A copy of the code of ethics is available to all of Formula’s employees, investors and others without charge, upon request to the following address: Formula Systems (1985) Ltd., 35 Haplada St., Or Yehuda 60218, Israel, Attn: Chief Executive Officer.

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

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions with respect to its requirements described in the above paragraph will be publicly disclosed by us via a report on Form 6-K in accordance with the regulations of the SEC. No such amendment has been adopted, nor waiver provided, by us during the fiscal year ended December 31, 2011. The

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (which we refer to as Kost Forer), for the years ended December 31, 2011 and December 31, 2010, respectively:

	2011	2010
	($, in thousands)
Audit Fees(1)	983	600
Audit-Related Fees(2)	12	-
Tax Fees(3)	269	88
All Other Fees	106	-
Total	1,358	688

(1)	The audit fees for the years ended December 31, 2011 and 2010 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and certain subsidiaries; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.
(2)	Audit-related fees for the year ended December 31, 2011 relate to due diligence services performed in connection with our acquisitions, stock options and value added tax (VAT) related matters.
(3)	Tax fees for the years ended December 31, 2011 and 2010 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for the oversight of our (and our subsidiaries’) independent auditor’s work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by our and our subsidiaries’ independent auditor (Kost Forer). These services may include audit services, audit-related services, tax services and other services. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, our independent auditor and our management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

During 2010 and 2011, all audit and non-audit services were pre-approved by our audit committee in accordance with the foregoing pre-approval procedures.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

The NASDAQ Global Select Market requires companies with securities listed thereon to comply with its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed domestic U.S. companies. Pursuant to NASDAQ listing rule 5615(a)(3), we have notified NASDAQ that with respect to the corporate governance practices described below, we instead follow Israeli law and practice and accordingly do not follow the NASDAQ listing rules. Except for the differences described below, we do not believe there are any significant differences between our corporate governance practices and those that apply to a U.S. domestic issuer under the NASDAQ Global Market corporate governance rules.

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

•      Independent Director Oversight of Executive Officer Compensation: Under Israeli law, the compensation of executive officers is determined by both the audit committee (or, should we wish to establish such a committee in the future, a compensation committee of our board of directors that meets all of the requirements applicable to an audit committee) and the full board of directors, and there is no requirement for a recommendation or determination of such compensation solely by independent directors or by a compensation committee of the board, as NASDAQ listing rule 5605(d) requires. Furthermore, under the Companies Law, the amendment of existing compensation terms of our executive officers who are not directors merely requires the approval of our audit committee, if such committee determines that the amendment is not substantial in relation to the existing terms. If an executive officer is also a director, then the Companies Law requires that the terms of his or her compensation must be approved by the audit committee, the board of directors and shareholders of a company, and that officer may not be present when the audit committee or board of directors discusses or acts upon the terms of his or her compensation.

•      Independent Director Oversight of Nominations: Under Israeli law, there is no requirement to have an independent nominating committee or the independent directors of a company select (or recommend for selection) director nominees, as is required under NASDAQ listing rule 5605(e) for a U.S. domestic issuer. Our board of directors handles this process, as is permitted by our articles and the Companies Law. We also need not adopt a formal board resolution or charter addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws, as NASDAQ requires for a U.S. issuer.

•      Review of Related Party Transactions: Under Israeli law, related party transactions involving our company require the approval of the board of directors and, if involving an extraordinary transaction with an office holder, our audit committee as well, and if involving a controlling shareholder or a third party where the controlling shareholder has a personal interest, require shareholder approval, including a special majority, rather than approval by the audit committee or other independent body of our board of directors as required under NASDAQ listing rule 5630.

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

•      Quorums for Shareholders Meetings. The quorum for a shareholders meeting, as stipulated in our articles, complies with the provisions of Israeli law, and requires the presence, in person or by proxy of holders of 25% of our outstanding ordinary shares, in lieu of the requirement specified in NASDAQ listing rule 5620(c) under which the quorum for any shareholders meeting shall not be less than 33⅓% of the outstanding voting shares of a listed company.

•      Required Timing for Annual Shareholders Meetings. Under the Companies Law, we are required to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting, which differs from the corresponding requirement under NASDAQ listing rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted on the pages below:

ITEM 19. EXHIBITS

Exhibit No.

1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
8	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act *
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act *
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kaiserer, a member of Ernst & Young Global *
15.2	Consent of Levy Cohen and Co. *
15.3	Consent of Levy Cohen and Co. *
15.4	Consent of Verstegen accountants en adviseurs*
15.5	Consent of KDA Audit Corporation*
15.6	Consent of Maria Negyessy*
15.7	Consent of Ziv Haft, registered certified public accountants (Isr.) BDO member firm*

* Filed herewith.

(1) Incorporated by reference to the registration statement on Form F-1 (File No. 333-8858) filed with respect to the registrant’s American Depositary Shares.

(2) Incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.

(3) Incorporated by reference to Exhibit 99.2 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.

(4) Incorporated by reference to the annual report on Form 20-F for the 2008 fiscal year filed by the registrant with the Securities and Exchange Commission on April 27, 2009.

FORMULA SYSTEMS (1985) LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

IN U.S. DOLLARS IN THOUSANDS

INDEX

Page

Reports of Independent Registered Public Accounting Firm	F2 - F4

Consolidated Balance Sheets	F-5 - F-6

Consolidated Statements of Income	F-7

Statements of Changes in Equity	F-8 - F-9

Consolidated Statements of Cash Flows	F-10 - F-13

Notes to Consolidated Financial Statements	F-14 - F-66

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

FORMULA SYSTEMS (1985) LTD.

We have audited the accompanying consolidated balance sheets of Formula Systems (1985) Ltd. and its subsidiaries (the "Company") as of December 31, 2010 and 2011 and the related consolidated statements of income, changes in equity and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 2% and 1% as of December 31, 2010 and 2011, respectively, and total revenues of 4% and 3%, for each of the years ended December 31, 2010 and 2011, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

The financial statements of the Company for the year ended December 31, 2009, were audited by another auditor who expressed an unqualified opinion on those financial statements in his report dated April 29, 2010.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2010 and 2011 and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2012 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 15, 2012	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

FORMULA SYSTEMS (1985) LTD.

We have audited Formula Systems (1985) Ltd’s ("Formula" or the "Company") internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity and cash flows for each of the two years in the period ended December 31, 2011 and our report dated May 15, 2012 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 15, 2012	A Member of Ernst & Young Global

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2010	2011

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$110,508	$88,172
Marketable securities (Note 4)	38,170	14,347
Short-term deposits	24	5,170
Trade receivables (net of allowances for doubtful debts of $ 3,781 and $ 3,320 as of December 31, 2010 and 2011, respectively)	154,366	163,219
Other accounts receivable (Note 17a)	23,140	33,635
Inventories	5,601	2,450

	331,809	306,993

LONG-TERM INVESTMENTS:
Marketable Securities (Note 4)	2,828	2,746
Deferred taxes (Note 16e)	13,135	11,630
Investments in affiliated companies (Note 6)	3,209	77,107
Prepaid expenses and other accounts receivable	5,493	3,885

	24,665	95,368

SEVERANCE PAY FUND	55,286	49,507

PROPERTY, PLANTS AND EQUIPMENT, NET (Note 7)	12,411	19,165

NET INTANGIBLE ASSETS (Note 9)	33,101	31,544

GOODWILL (Note 8)	166,495	166,644

TOTAL ASSETS	$623,767	$669,221

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2010	2011

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Liabilities to banks (Note 17b)	6,684	16,642
Debentures (Note 11)	15,927	31,472
Trade payables	53,177	40,344
Deferred revenue	26,845	22,653
Employees and payroll accrual	40,704	41,005
Other accounts payable (Note 17c)	30,693	25,332
Liability in respect of business combinations	3,963	3,717

Total current liabilities	177,993	181,165
LONG-TERM LIABILITIES:
Liabilities to banks and others (Note 10)	3,154	34,459
Debentures (Note 11)	31,854	15,246
Deferred taxes (Note 16e)	2,654	4,836
Deferred revenue	3,520	2,094
Liability in respect of business combinations	4,758	2,502
Liability in respect of capital lease	-	1,920
Accrued severance pay	65,450	63,321

Total long-term liabilities	111,390	124,378
TOTAL LIABILITIES	289,383	305,543
COMMITMENTS AND CONTINGENCIES (Note 14)

REDEEMABLE NON-CONTROLLING INTEREST	-	11,469

EQUITY (Note 15):
Formula systems shareholders’ equity:
Share capital:
Ordinary shares of NIS 1 par value -
Authorized: 25,000,000 shares at December 31,2010 and 2011;
Issued and outstanding: 13,596,000 at December 31, 2010 and 2011	3,807	3,876
Additional paid-in capital	136,222	135,674
Retained earnings	58,441	91,672
Other accumulated comprehensive loss	(596)	(12,295)
Treasury shares (24,780 shares as of December 31, 2010 and 2011)	(259)	(259)

Total Formula shareholders’ equity	197,615	218,668
Non-controlling interests	136,769	133,541

TOTAL EQUITY	334,384	352,209

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY	623,767	669,221

The accompanying notes are an integral part of the financial statements.

May 15, 2012	/s/ Marcin Rulnicki	/s/ Guy Bernstein	/s/ Asaf Berenstin
Date of approval of the	Marcin Rulnicki	Guy Bernstein	Asaf Berenstin
Financial statements	Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2009	2010	2011
Revenues (Note 17g):
Proprietary software products and related services	88,815	98,498	91,288
Software services	380,575	451,196	549,329

Total revenues	469,390	549,694	640,617

Cost of revenues:
Proprietary software products and related services	43,057	46,297	38,805
Software services	309,226	366,166	454,081

Total cost of revenues	352,283	412,463	492,886

Gross profit	117,107	137,231	147,731
Research and development costs, net	4,430	5,503	5,148
Selling, general and administrative expenses	77,322	84,510	93,340
Other expenses (income), net (Note 17e)	(1,668)	231	(207)

Operating income	37,023	46,987	49,450
Financial expenses, net (Note 17d)	(231)	(4,371)	(6,500)

Income before taxes on income	36,792	42,616	42,950
Taxes on income (Note 16)	(8,305)	(6,544)	(5,689)

	28,487	36,072	37,261

Gain derived from deconsolidation of subsidiary and
equity in gains (losses) of affiliated companies, net (Note 6)	(335)	(1,070)	25,870
Income from continuing operation	28,152	35,002	63,131
Net income from discontinued operations (Note 18b)	4,878	-	-

Net income	33,030	35,002	63,131

Net income attributable to non-controlling interests	13,954	16,623	20,169

Net income attributable to Formula’s shareholders	19,076	18,379	42,962

Amount attributable to Formula’s shareholders

Income from continuing operations	14,198	18,379	42,962
Income from discontinued operations	4,878	-	-

	19,076	18,379	42,962
Earnings per share generated from continuing operation:
Basic	1.08	1.37	3.17
Diluted	1.04	1.36	3.11

Earnings per share generated from discontinued operations:
Basic	0.37	-	-
Diluted	0.36	-	-

Total earnings per share:
Basic	1.44	1.37	3.17
Diluted	1.40	1.36	3.11

Shares used in computing earnings per share (Note 17h):
Basic	13,200	13,382	13,514
Diluted	13,564	13,523	13,669

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other	Cost of	Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	loss	shares	interests	Equity

Balance as of January 1, 2009	13,200,000	3,736	132,588	40,972	(7,100)	(259)	107,433	277,370
Changes during 2009:
Net Income	-	-	-	19,076	-	-	13,954	33,030
Unrealized gain from derivative instruments, net	-	-	-	-	3	-	2	5
Unrealized gain (loss) from available - for-sale securities, net	-	-	-	-	(66)	-	74	8
Other temporary impairment	-	-	-	-	(250)	-	-	(250)
Foreign Currency translation adjustments	-	-	-	-	298	-	413	711
Total comprehensive income (loss)					(15)		489	474
Stock Based Compensation expenses	-	-	308	-	-	-	1,333	1,641
Non-controlling interests changes due to holding changes including exercise of employees stock options	-	-	(1,265)	-	-	-	(842)	(2,107)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(15,094)	(15,094)

Balance as of December 31, 2009	13,200,000	3,736	131,631	60,048	(7,115)	(259)	107,273	295,314
Changes during 2010:
Net Income	-	-	-	18,379	-	-	16,623	35,002

Unrealized gain from derivative instruments, net	-	-	-	-	4	-	3	7
Unrealized gain (loss) from available - for-sale securities, net	-	-	-	-	180	-	(21)	159
Realized gain from available-for-sale securities	-	-	-	-	250	-	-	250
Foreign Currency translation adjustments	-	-	-	-	6,085	-	4,793	10,878
Total comprehensive income					6,519		4,775	11,294
Stock Based Compensation expenses	-	-	458	-	-	-	1,006	1,464
Exercise of employees stock options	396,000	71	(71)	-	-	-	-	-
Non-controlling interests changes due to holding changes including exercise of employees stock options	-	-	6,258	-	-	-	16,068	22,326
Acquisition of non-controlling interests	-	-	(2,054)	-	-	-	(1,711)	(3,765)
Dividend to Formula’s shareholders and to non- controlling interests in subsidiaries	-	-	-	(19,986)	-	-	(7,265)	(27,251)

Balance as of December 31, 2010	13,596,000	3,807	136,222	58,441	(596)	(259)	136,769	334,384

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other	Cost of	Non-
	Share Capital		paid-in	Retained	comprehensive	treasury	controlling	Total
	Number	Amount	capital	earnings	Loss	shares	interests	Equity

Changes during 2011:
Net Income	-	-	-	42,962	-	-	20,169	63,131

Unrealized loss from derivative instruments, net	-	-	-	-	(11)	-	(12)	(23)
Unrealized loss from available-for-sale securities, net	-	-	-	-	(156)	-	(36)	(192)
Other than temporary impairment on marketable securities	-	-	-	-	714	-	-	714
Foreign Currency translation adjustments	-	-	-	-	(12,246)	-	(5,702)	(17,948)
Total comprehensive loss					(11,699)		(5,750)	(17,449)
Stock based Compensation expenses (Note 12a)	-	-	2,120	-	-		2,503	4,623
Exercise of employees stock options (Note 12a)	543,840	226	(226)	-	-	-	-	-
Redemption of shares (Note 12a)	(543,840)	(157)	157	-	-	-	-	-
Non-controlling interests changes due to holding changes, including exercise of employees stock options	-	-	(537)	-	-	-	(7,607)	(8,144)
Acquisition of non-controlling interests	-	-	(2,062)	-	-	-	(3,125)	(5,187)
Dividend to Formula’s shareholders	-	-	-	(9,731)	-	-	-	(9,731)
Dividend to non- controlling interests in subsidiaries	-	-	-	-	-	-	(9,418)	(9,418)

Balance as of December 31, 2011	13,596,000	3,876	135,674	91,672	(12,295)	(259)	133,541	352,209

	Year ended December 31,
	2009	2010	2011

Accumulated unrealized loss from available-for-sale securities	(1,384)	(954)	(396)
Accumulated currency translation adjustments	(5,734)	351	(11,895)
Accumulated unrealized gain from derivative instruments	3	7	(4)

Accumulated other comprehensive income (loss)	(7,115)	(596)	(12,295)

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011

Cash flows from operating activities:

Net income	33,030	35,002	63,131
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment and write down of other investments and fixed assets	59	-	-
Impairment of available for sale marketable securities	143	292	714
Gain derived from deconsolidation of subsidiary and equity in losses )gains) of affiliated companies	335	1,070	(25,870)
Depreciation and amortization	14,605	15,451	14,363
Changes in value of debentures	-	1,728	2,496
Increase (decrease) in accrued severance pay, net	(1,618)	(148)	3,025
Gain from sale of operation and subsidiaries	(4,389)	(146)	(630)
Loss (gain) from sale of property, plants and equipment	(2,219)	1	(2)
Stock-based compensation expenses	1,641	1,464	4,623
Changes in financial liabilities, net	(202)	325	-
Loss from repurchase of convertible debt, net	2	-	-
Changes in value of long term loans and deposits, net	(210)	64	133
Changes in deferred taxes, net	665	(3,355)	(3,798)
Change in liability in respect of business combinations	458	265	1,292
Loss (gain) from sale and decrease (increase) in value of marketable securities classified as trading	(2,609)	630	1,421

Changes in operating assets and liabilities:
Decrease (increase) in inventories	340	(3,007)	2,938
Decrease (increase) in trade receivables	13,057	(9,500)	(21,795)
Decrease (increase) in other current and long-term accounts receivable	12,478	(1,129)	(9,924)
Increase (decrease) in trade payables	1,604	5,666	(10,584)
Increase (decrease) in other accounts payable and employees and payroll accrual	(12,875)	925	4,386
Increase (decrease) in deferred revenues	1,345	5,351	(86)

Net cash provided by operating activities	55,640	50,949	25,833

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011

Cash flows from investing activities:

Acquisition of newly-consolidated subsidiaries and activities (Appendix C)	(1,262)	(14,378)	(40,188)
Changes due to deconsolidation and realization of investments in previously-consolidated subsidiaries (Appendix D)	3,482	-	(16,599)
Proceeds from sale of activity in a consolidated company	105	146	-
Changes in restrictions on short term deposit	4,040	400	-
Purchase of property and equipment	(2,713)	(5,348)	(8,907)
Proceeds from sale of marketable securities, net	3,064	12,246	21,500
Proceeds from sale of property, plants and equipment	5,666	446	43
Investment in and loans to affiliates and other companies	-	(1,160)	(8,765)
Payments to former shareholders of consolidated company	(6,455)	-	-
Changes in short term deposits, net	(11,945)	13,445	(5,179)
Proceeds from long term bank deposits	139	-	-
Capitalization of software development and other costs	(6,960)	(9,186)	(9,744)

Net cash used in investing activities	(12,839)	(3,389)	(67,839)

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011

Cash flows from financing activities:

Exercise of employees stock options in subsidiaries	1,224	1,850	890
Dividend paid to non-controlling interests in subsidiaries	(8,400)	(13,959)	(9,418)
Dividend to Formula’s shareholders	(29,964)	(19,986)	(9,731)
Short-term bank credit, net	(247)	(229)	5,043
Repayment of long-term loans from banks and others	(8,616)	(7,574)	(6,461)
Proceeds from long term loans	-	-	45,420
Proceeds from (repayment) of short-term loans	1,580	(3,381)	-
Issuance in a subsidiary to non-controlling interest	-	20,290	-
Purchase of non-controlling interests	(3,774)	(3,768)	(5,187)
Proceeds from SWAP transactions	1,061	2,423	-
Repayment of capital lease	-	-	(213)
Repayment and repurchase of debenture	(5,824)	(15,927)	-

Net cash provided by (used in) financing activities	(52,960)	(40,261)	20,343

Effect of exchange rate changes on cash and cash equivalents	(238)	3,004	(673)

Net increase (decrease) in cash and cash equivalents	(10,397)	10,303	(22,336)
Cash and cash equivalents at beginning of year	110,602	100,205	110,508

Cash and cash equivalents at end of year	100,205	110,508	88,172

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

		Year ended December 31,
		2009	2010	2011
a.	Supplemental cash flow information:
	Cash paid in respect of:
	Interest	4,064	3,847	1,628

	Income tax	4,444	7,356	13,843

b.	Non-cash activities:
	Dividend payable to Formula’s shareholders and to non-controlling interests in subsidiaries	6,694	-	-
	Assets retirement obligation	275	-	-
	Purchase of property and equipment	-	-	2,696
	Receivables from sale of property	450	-	-

c.	Acquisition of newly-consolidated subsidiaries and activities:

	Assets and liabilities of subsidiaries consolidated as of acquisition date:
	Working capital (other than cash and cash equivalents)	-	(3,341)	(2,823)
	Property and equipment	-	(304)	(1,534)
	Goodwill and intangible assets	(1,262)	(18,443)	(49,382)
	Long-term liabilities	-	5,199	13,385
	Other long term assets	-	717	-
	Long term deferred tax liability	-	(173)	1,742
	Liability to formerly shareholders	-	-	7,483
	Cash designated to distribution to former shareholders	-	-	(4,821)
	Cash paid in conjunction with acquisitions of activities	-	-	(6,020)
	Non-controlling interests at acquisition date	-	1,967	1,782

	Total	(1,262)	(14,378)	(40,188)

d.	Changes due to deconsolidation and realization of investments in previously-consolidated subsidiaries:

	Working capital (other than cash and cash equivalents)	(2,259)	-	(7,796)
	Property and equipment	144	-	1,220
	Other assets, deferred expenses and long term payables	1,337	-	3,527
	Goodwill and intangible assets	206	-	42,269
	Adjustment to other comprehensive loss	(230)	-	-
	Non-controlling interests at loss of control date	-	-	(10,916)
	Investment in affiliated company presentation due to loss of control	-	-	(71,366)
	Gain from realization of investments in subsidiaries	4,284	-	26,463

	Total	3,482	-	(16,599)

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-     GENERAL

a.	Formula Systems (1985) Ltd. ("Formula") was incorporated in Israel in 1985. Since 1991, Formula’s ordinary shares, par value NIS 1.0 per share, have been traded on the Tel Aviv Stock Exchange ("TASE"), and, in 1997, began trading through American Depositary Shares ("ADSs") under the symbol "FORTY" on the NASDAQ Global Market in the United States until January 3, 2011, at which date the listing of Formula’s ADSs was transferred to the NASDAQ Global Select Market ("NASDAQ"). Each ADS represents one ordinary share of Formula.

Formula, through its subsidiaries (collectively, the "Company" or the "Group") is engaged in the development, production and marketing of information technology (or "IT") solutions and services. The Group operates through three directly held subsidiaries: Matrix IT Ltd. ("Matrix"); Magic Software Enterprises Ltd. ("Magic") and Sapiens International Corporation N.V ("Sapiens").

On August 21, 2011, following the acquisition by Sapiens of all of the outstanding shares of FIS Software Ltd. and its subsidiaries ("FIS") and IDIT I.D.I. Technologies Ltd. ("IDIT") (see Note 3 for further information), which was mainly financed by the issuance of Sapiens ordinary shares, Formula's interest in Sapiens was diluted from 75.6% to 42.2%. Formula’s investment in Sapiens following the dilution is measured under the equity method of accounting. For a description of the Company’s operations, see Note 17(f).

b.	The following table presents certain information regarding the control and ownership of Formula’s significant subsidiaries and affiliates, as of the dates indicated:

	Percentage of ownership and control
	December 31,
	2010	2011
Name of subsidiary (affiliate)

Matrix	50.1	50.0
Magic	51.7	51.1
Sapiens	71.6	47.3

The above list consists only of active companies that are held directly by Formula.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

 NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"), applied on a consistent basis, as follows:

b.	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

c.	Financial statements in United States dollars

The currency of the primary economic environment in which the operations of Formula and certain subsidiaries are conducted is the U.S. dollar ("dollar"); thus, the dollar is the functional currency of Formula and certain subsidiaries.

Formula’s and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with ASC 830, "Foreign Currency Matters." All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

d.	Principles of consolidation

The consolidated financial statements include the accounts of Formula as well as those of its subsidiaries in which it has controlling interests. Intercompany balances and transactions, including profit from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

Changes in the parent’s ownership interest in a subsidiary with no change of control are treated as equity transactions, with any difference between the amount of consideration paid and the change in the carrying amount of the non-controlling interest, recognized in equity.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A change in the parent’s ownership interest in a subsidiary with a loss of control is resulted in a deconsolidation of the subsidiary. Gain or loss is recognized upon the deconsolidation of a subsidiary, as the difference between 1) the sum of the fair value of any consideration received, the fair value of any retained non-controlling investment in the former subsidiary at the date the subsidiary is deconsolidated, and the carrying amount of any non-controlling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the non-controlling interest) at the date the subsidiary is deconsolidated, and 2) the carrying amount of the former subsidiary’s assets and liabilities.

Non-controlling interests of subsidiaries represent the non-controlling shareholders’ share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Redeemable non-controlling interests are classified as mezzanine equity, separate from permanent equity, on the consolidated balance sheets.

The amounts of consolidated net earnings attributable to Formula's shareholders and to the non-controlling interests are presented on the consolidated statement of income.

The following table provides a reconciliation of the redeemable non-controlling interests:

January 1, 2011	-
Redeemable non-controlling interests	11,116
Net income attributable to redeemable non-controlling interests	353

December 31, 2011	11,469

e.	Cash equivalents

Cash and cash equivalents include short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

f.	Short-term deposits

Short-term deposits include deposits with original maturities of more than three months and less than one year. Such deposits are presented at cost (including accrued interest) which approximates their fair value.

g.	Marketable securities

The Company accounts for investments in marketable securities in accordance with ASC 320, "Investments - Debt and Equity Securities." Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt and equity securities are classified as available-for- sale or as trading and reported at fair value.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Unrealized gains and losses from marketable securities classified as "available for sale" are excluded from earnings and are reported as a component in equity under "accumulated other comprehensive income (loss)." Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net, together with accretion (amortization) of discount (premium), and interest or dividends.

Declines in fair value of available-for-sale equity securities that are considered other-than-temporary, based on criteria described in Staff Accounting Bulletin ("SAB") Topic 5M, "Other Than Temporary Impairment of Certain Investments in Equity Securities," are charged to earnings (based on the entire difference between fair value and amortized cost). Factors considered in making such a determination include the duration and severity of the impairment, the financial condition and near-term prospects of the issuer of the securities, and the intent and ability of the Company to retain its investment for a period of time that is sufficient to allow for any anticipated recovery in market value. During 2011, $ 514 of other-than-temporary impairment on equity marketable securities was recorded. See further details in Note 4.

For declines in value of debt securities, the Company applies an amendment to ASC 320. Under the amended impairment model, an-other-than-temporary impairment loss is deemed to exist and is recognized in earnings if the Company intends to sell or if it is more likely than not that it will be required to sell, a debt security, before recovery of its amortized cost basis. If the criteria mentioned above do not exist, the Company evaluates the collectability of the security in order to determine if the security is other than temporarily impaired.

For debt securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the statements of income is limited to the amount related to "credit losses" (the difference between the amortized cost of the security and the present value of the cash flows expected to be collected), while impairment related to other factors is recognized in other comprehensive income.

During 2011, $ 200 of other-than-temporary impairment on debt marketable securities was recorded. See further details in Note 4.

Unrealized gains and losses from marketable securities classified as "trading" are reported in the statements of income.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Inventories

Inventories are mainly comprised of hardware. Inventories are valued at the lower of cost or market value. Cost is determined on the "first in - first out" basis. The Group periodically evaluates the condition and age of inventories and makes provisions for impairment of inventories accordingly. No such impairments have been recognized in any period presented.

i.	Investments in affiliates

Affiliates are companies over which significant influence is exercised, but which are not consolidated subsidiaries, and are accounted for by the equity method, net of write-down for decrease in value that is not of a temporary nature.

j.	Property, plant and equipment, net

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated via the straight-line method over the estimated useful life. The following are the annual depreciation rates for various types of property, plant and equipment:

%

Computers and equipment	7-33 (mainly 33%)
Motor vehicles	15
Buildings	2-4
Leasehold improvements	Over the shorter of the lease term or useful economic life

k.	Intangible assets

Intangible assets are comprised of capitalized software development costs and other intangible assets:

1.	Research and development costs:

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged as expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, "Costs of Software to be Sold, Leased or Marketed." The Group’s technological feasibility is established upon completion of a detailed program design or working model.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Capitalized software development costs are amortized on a product by product basis. Amortization is performed by applying the greater of the amount computed by using the: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated economic useful life of the product (three to five years).

The Group assesses the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining economic useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2009, 2010 and 2011, no impairment losses were identified.

During the years ended December 31 2009, 2010 and 2011, capitalized software development costs of consolidated subsidiaries aggregated to $ 6,800, $ 9,000 and $ 8,300, respectively, and amortized capitalized software development costs of consolidated subsidiaries aggregated to $ 8,400, $ 9,100 and $ 6,300, respectively.

2.	Other intangible assets:

Other intangible assets are comprised mainly of customer related intangible assets and acquired technology, and are amortized over their economic useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

Period

Customer relationship and acquired technology	3-15 years
Other intangibles	3-10

l.	Impairment of long-lived assets and intangible assets subject to amortization

The Company’s long-lived assets and identifiable intangibles are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. During each of the years ended December 31, 2009, 2010 and 2011, no impairment was identified.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangibles-Goodwill and Other," goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value.

The Company performed its annual goodwill impairment test with respect to its reporting units (7 and 6 reporting units as of December 31, 2010 and 2011, respectively) at December 31 of each year, or more often if indicators of impairment were present. As required by ASC 350, the impairment test was accomplished using a two- step approach. The first step of the goodwill impairment test compared the fair value of each reporting unit with its carrying amount, including goodwill. Upon applying this step (‘step 1’) to each reporting unit, if the Company determined that the fair value exceeded the carrying value of the reporting unit net assets, goodwill was considered not impaired, and no further testing was required. If the carrying value exceeded the fair value of the reporting unit, then the implied fair value of goodwill was determined by subtracting the fair value of all of the identifiable net assets from the fair value of the reporting unit. An impairment loss was recorded for the excess, if any; of the carrying value of goodwill over its implied fair value (‘step 2’).

As of December 31, 2010 and 2011, the estimated fair values of the Company’s reporting units ranged from 5% to 112% and from 10% to 28%, respectively, above their carrying values, thereby obviating the need to proceed to step 2 of the goodwill impairment test under ASC 350.

During the years ended December 31, 2009, 2010 and 2011, no impairment was required for any of the Company’s reporting units.

n.	Business combinations

The Company accounts for business combinations under ASC 805, "Business Combinations." ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. ASC 805 also requires the fair value of acquired in-process research and development to be recorded as intangibles with indefinite lives (until their completion or abandonment), contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs of the acquirer to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Variable interest entities

ASC 810, "Consolidation" provides a framework for identifying Variable Interest Entities ("VIEs") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

The Company’s assessment of whether an entity is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions. These include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimates of whether a group entity can finance its current activities, until it reaches profitability, without additional subordinated financial support.

Effective as of January 1, 2010, the Company applies updated guidance for the consolidation of VIEs. This guidance provides for a qualitative approach, based on which consolidation is appropriate if an enterprise has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. Determination as to whether an enterprise should consolidate a VIE is required to be performed continuously, due to changes to existing relationships or future transactions that may affect that determination.

The U.S. based consulting and staffing services business that was acquired by Magic through one of its wholly owned subsidiaries on January 17, 2010 is considered to be a VIE. Magic is the primary beneficiary of the VIE, as a result of the fact that it holds the power to direct the activities of the acquired business, which significantly impacts its economic performance, and has the right to receive benefits accruing from the acquired business.

p.	Severance pay

Formula’s and its subsidiaries’ obligations for severance pay with respect to their Israeli employees (for the period for which the employees were not included under Section 14 of Israel’s Severance Pay Law, 1963 (the "Severance Pay Law")) is calculated pursuant to the Severance Pay Law and employee agreements based on the most recent salary of the employees multiplied by the number of years of employment, and are presented on an undiscounted basis. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The severance pay liability to the Company’s Israeli employees pursuant to Israeli law and employment agreements is covered in part by managers’ insurance policies, for which Formula and its Israeli subsidiaries make monthly payments. These funds are recorded as assets on the Company’s balance sheet. The Company can only make withdrawals from these funds for payments of severance pay.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Formula’s and its Israeli subsidiaries’ agreements with certain of their Israeli employees are entered into in accordance with Section 14 of the Severance Pay Law. Payments in accordance with Section 14 release the Company from any future severance payment obligations in respect of those employees. Deposits under Section 14 are not recorded as an asset on the Company’s balance sheet.

Total expenses (gain) in respect of severance pay for the years 2009, 2010 and 2011 were ($ 1,100), $ 1,300 and $ 1,391, respectively.

q.	Revenue Recognition

The Company, through Formula’s subsidiaries, derives its revenues primarily from the sale of IT services which also includes: software products including maintenance, integration and infrastructure, training and deployment. In addition, the Company generates revenues from the sale of software licenses, related maintenance and technical support as well as related IT professional services.

Revenues from IT services are generally recognized in accordance with ASC 605, "Revenue Recognition" and Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" when IT service is provided and the following criteria are met: persuasive evidence of an arrangement exists, no significant Company obligations remain, collection of the resulting receivable is reasonably assured, and the fees are fixed or determinable.

Revenues derived from software license agreements are recognized in accordance with ASC 985-605 "Software - revenue recognition" when persuasive evidence of an arrangement exists, delivery has occurred, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable.

Maintenance and support includes annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered.

As required by ASC 985-605, the Company allocates revenues to the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence ("VSOE") of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and recognized as revenue.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

Revenues from professional services provided on an hourly basis are recognized as the services are rendered.

Certain of the software license sales may also include significant implementation and customization services with respect to such sales which are deemed essential to the functionality of the license. In addition, the Company also provides consulting services that are not deemed essential to the functionality of the license, as well as outsourcing IT services.

Revenues from license fees that involve significant implementation and customization of the Company’s software to customer specific requirements and which are considered essential to the functionality of the product are generated by fixed-price or time-and-materials contracts. Revenues generated by fixed-price contracts are recognized in accordance with ASC 605-35 "Revenue Recognition - Construction-Type and Production-Type Contracts" using the percentage-of-completion method. The percentage-of-completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion.

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2010 and 2011, no estimated losses were identified.

Revenues from time-and-materials contracts for which the Company is reimbursed for labor hours at fixed hourly billing rates are recognized as revenues as the services are provided.

The Company generally does not grant a right of return to its customers. When a right of return exists, revenue is deferred until the right of return expires, at which time revenue is recognized, provided that all other revenue recognition criteria are met.

Deferred revenue includes unearned amounts received under maintenance and support contracts and amounts received from customers but not yet recognized as revenues.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Provision for warranty

The Company records provision for warranty in respect to products and service based on past experience.

s.	Advertising costs

The Company records advertising expenses as incurred. Advertising costs amounting to $ 2,400, $ 2,400 and $ 2,500 were recorded in the years 2009, 2010 and 2011, respectively.

t.	Income taxes

Formula and its subsidiaries account for income taxes in accordance with ASC 740, "Income Taxes." This codification prescribes the use of the "asset and liability" method, whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Formula and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Deferred tax assets and liabilities are classified as current or non-current according to the expected reversal dates.

Formula and its subsidiaries utilize a two-step approach for recognizing and measuring uncertain tax positions accounted for in accordance with an amendment of ASC 740 "Income Taxes." Under the first step Formula and its subsidiaries evaluate a tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, based on its technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the tax authorities.

u.	Basic and diluted net earnings per share

Earnings per share ("EPS") are computed in accordance with the provisions of ASC 260 "Earnings per Share." ASC 260 requires the presentation of both basic and diluted EPS. Basic net earnings per share are computed based on the weighted average number of Formula’s ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential ordinary shares considered outstanding during the year.

v.	Treasury shares

In prior years, Formula repurchased its ordinary shares and holds them as treasury shares. These shares are presented as a reduction of equity, at their cost.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Concentration of credit risks

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables, marketable securities and foreign currency derivative contracts. The majority of the Group’s cash and cash equivalents, bank deposits and marketable securities are invested with major banks in Israel, the United States and Europe. Such cash and cash equivalents and short-term deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that these financial instruments are held in financial institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The Group’s trade receivables are derived from sales to large organizations located mainly in Israel, North America and Europe. The Group performs ongoing credit evaluations of its customers and has established an allowance for doubtful accounts based upon factors relating to the credit risk of specific customers and other information. In certain circumstances, Formula and its subsidiaries may require letters of credit, other collateral or additional guarantees. From time to time, the Group sells certain of its accounts receivable to financial institutions, within the normal course of business.

The Group maintains an allowance for doubtful accounts receivable based upon management’s experience and estimate of collectability of each outstanding invoice. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The doubtful accounts expense for the years ended December 31, 2009, 2010 and 2011 was $ 468, $ 487 and $ 658, respectively. To date, the Company has not experienced any material losses on its accounts receivable. The risk of collection associated with accounts receivable is mitigated by the diversity and number of customers.

The Company transfers financial assets from time to time. The transfer of financial assets is typically performed by the sale of receivables to a financial institution. ASC 860, "Transfers and Servicing," establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. Certain underlying conditions must be met for the transfer of financial assets to qualify for accounting as a sale. There are no outstanding sales of receivables as of December 31, 2009, 2010 and 2011.

The agreements pursuant to which the Company sells its trade receivables are structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company’s other assets, and presumptively puts the receivable beyond the legal reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (iv) eliminates the Company’s effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has entered into foreign exchange forward and option contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to offset a portion of the Company’s non-dollar currency exposure (see Note 2(y) below).

x.	Stock-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation - Stock Compensation." ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of income. The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures.

Until the end of 2009, certain of Formula’s subsidiaries used the Black-Scholes option-pricing model to measure the fair values of the awards at the date of grant, which requires a number of assumptions, of which the most significant are the expected stock price volatility, and the expected option term. Commencing in 2010, all subsidiaries but one used the Binomial Lattice option-pricing model (the "Binomial model") to measure the fair values of awards at the date of grant. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on historical experience of similar options, giving consideration to the contractual terms of the stock options.

Stock based compensation expenses recorded on the subsidiaries’ level are presented in non-controlling interests.

The fair value for the Company’s subsidiaries’ share options granted to employees and directors was estimated using the following weighted-average assumptions:

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Magic (the Binomial model):

	2009	2010	2011

Dividend yield	0%	0%	0%
Expected volatility	63%	61.2% - 62.8%	63.3% - 65.3%
Risk-free interest rate	2.73%-3.7%	2.53%-3.71%	2.1%
Expected forfeiture (employees)	9.8%	9.7%	8.4%
Expected forfeiture (executives)	7.5%	7.1%	5.2%
Contractual term of up to	10 years	10 years	10 years
Suboptimal exercise multiple (employees)	2.35	2.3	2.7
Suboptimal exercise multiple (executives)	3	3	3.2

Sapiens (Black-Scholes model for grants during 2009):

2009

Expected term	4.25 years
Dividend yield	0%
Expected volatility	90%
Risk-free interest rate	1.8% - 2.5%

For grants of Sapiens’ employees commencing January 1, 2010 (the Binomial model):

	2010	2011

Contractual life of	6 years	6 years
Expected exercise factor	2.5	2.5
Dividend yield	0%	0%
Expected volatility	66%	70%
Risk-free interest rate	2.3%-2.8%	0.1%-1.2%

There were no grants by Matrix during 2009 and 2010. During 2011, Matrix granted 2,250,000 options using the following assumptions in the Black-Scholes model.

2011

Expected term	4.6 years
Dividend yield	0%
Expected volatility	36.5%
Risk-free interest rate	4.3%

For grants to Formula’s employees - see Note 12

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Derivatives instruments

A portion of the Company’s revenues and expenses is exposed to changes in foreign exchange rates. Depending on market conditions, foreign exchange risk also is managed through the use of derivative financial instruments. These financial instruments serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions. The derivative instruments primarily hedge or offset exposures in Euro, Japanese Yen and NIS exchange rate fluctuations.

ASC 815, "Derivatives and Hedging," requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. Derivative instruments that are designated and qualify as hedges of forecasted transactions (i.e., cash flow hedges) are carried at fair value with the effective portion of a derivative’s gain or loss recorded in other comprehensive income and subsequently recognized in earnings in the same period or periods in which the hedged forecasted transaction affects earnings. For derivative instruments that are not designated and qualified as hedging instruments, the gains or losses on the derivative instruments are recognized in current earnings during the period of the change in fair values.

The derivative instruments used by the Company and its subsidiaries are designed to reduce the market risk associated with the exposure of its underlying transactions to fluctuations in currency exchange rates.

Magic has instituted a foreign currency cash flow hedging program, using forward contracts and put and call options, in order to hedge against the risk of overall changes in future cash flows, hedging portions of their forecasted expenses denominated in NIS with currency forward contracts and put and call options. These forward and option contracts are designated as cash flow hedges.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

The notional principal of foreign exchange contracts entered into by the Company to purchase NIS with U.S dollars was $845 and $2,591 at December 31, 2010 and 2011, respectively. The notional principal of foreign exchange contracts to purchase U.S. dollars with Euros was $ 1,007 and $506 at December 31, 2010 and 2011, respectively. The notional principal of foreign exchange contracts to purchase U.S. dollars with Japanese Yen was $ 1,067 and $ 0 at December 31, 2010 and 2011.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

At December 31, 2011, the effective portion of the Company’s cash flow hedges before tax effect was $ (12), all of which is expected to be reclassified from accumulated other comprehensive income to revenues within the next 12 months.

Matrix’s and Sapiens’ transactions did not qualify as hedging instruments under ASC 815, resulting in recognition of gains or losses related to the transactions in current earnings during the period.

z.	Comprehensive income (loss)

The Company accounts for comprehensive income (loss) in accordance with ASC 220 "Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income (loss) relate to gain and loss on foreign currency translation adjustments, unrealized gain and loss on derivatives instruments designated as hedge, unrealized gain and loss on available-for-sale marketable securities and adjustments to redeemable non-controlling interest.

aa.	Fair value measurement

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

Level 3 -        Unobservable inputs which are supported by little or no market activity (for example, cash flow modeling inputs based on assumptions).

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company categorized each of its fair value measurements in one of these three levels of hierarchy.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities and foreign currency forward contracts and contingent consideration of acquisitions (see Note 5).

The carrying amounts reported in the balance sheet for cash and cash equivalents, short term bank deposits, trade receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

ab.	Discontinued operations:

Under ASC 205 "Presentation of Financial statements – Discontinued Operation," when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on the disposed component, should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities of the component have been eliminated from the Company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

ac.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

ad.	Capital lease:

The Group has accounted for its assets which are under a capital lease arrangement in accordance with ASC 840 "Leases." Accordingly, assets under a capital lease are stated as assets of the Group on the basis of ordinary purchase prices (without the financing component), and depreciated according to the usual depreciation rates applicable to such assets. The lease payments payable in forthcoming years, net of the interest component included in them, are included in liabilities. The interest in respect of such amounts is accrued on a current basis and is charged to earnings.

ae.	Recently issued accounting pronouncements:

In September 2011, FASB issued ASU 2011-08, Testing Goodwill for Impairment, codified in ASC 350 "Intangibles – Goodwill and Other." The revised accounting standard update is intended to simplify how an entity tests goodwill for impairment. The amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity is no longer required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

This accounting standard update is effective for the Company beginning January 1, 2012. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

In June 2011, the FASB issued ASU 2011-05 Presentation of Comprehensive Income, codified in ASC 220 "Comprehensive Income." The guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB issued ASU 2011-12, deferring the effective date for amendments outlined in ASU 2011-05. The Company is still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, codified in ASC 820 "Fair Value Measurement". The guidance requires an entity to provide a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements, and will become effective for the Company beginning January 1, 2012.

NOTE 3:-     BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

a.	In October 2009, the Company completed the sale of 100% of its shares in its directly held subsidiary, NextSource, for an aggregate consideration of approximately $ 12,000, of which $ 8,000 was paid in cash and the remainder through the release of $ 4,000 of bank deposits that were previously pledged in favor of banks to secure obligations of NextSource. The gain in the amount of approximately $ 4,300 was presented in the income statement as income from discontinued operation.

b.	On January 17, 2010, Magic, through one of its U.S subsidiaries, completed the acquisition of a consulting and staffing services business of a U.S-based IT services company, for a total consideration of $ 13,684, of which $ 8,625 was paid upon closing and the remaining $ 5,059 is to be paid over a three year period, of which $ 414 is contingent upon the acquired business meeting revenue goals, and $ 4,645 is to be paid via deferred payments. The Company believes that it is sufficiently probable that these goals will be met. As of December 31, 2010 and 2011, remaining contingent consideration amounted to $ 480 and $ 296, respectively, upon the acquired business’ meeting revenue goals, and $ 4,761 and $ 2,629, respectively is to be paid via deferred payments.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-     BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The Company classified both the deferred payment and contingent consideration as a liability as of the date of the transaction.

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

The acquired business provides a comprehensive range of consulting and staffing services for the telecom, network communications and the information technology industry. The cash consideration of $ 8,625 was financed with Magic’s own resources. The Company believes that the acquisition of this business activity will enable it to expand its presence in the U.S. market and leverage its relationships with top tier customers as well as take advantage of the synergies between its existing IT services and the acquired operation.

The acquisition was accounted for via the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing January 17, 2010. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed, based on an appraisal performed by the management of Magic, which was based upon a number of factors, including the assistance of independent appraisers.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of January 17, 2010:

Working capital, including deferred tax liability	$3,926
Fixed assets	54
Goodwill	4,831
Customer relationships	4,873

Total assets acquired	13,684

Liabilities due to acquisition activities	5,059

Net assets acquired	$8,625

Identifiable intangible assets, including customer relationships, were valued using a variation of the income approach known as the "Multi-Period Excess Earnings Approach". This method utilized a forecast of expected cash inflows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-     BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

An amount of $ 4,873 of the purchase price was allocated to customer relationships, as described above. The Company amortizes its intangible assets over periods ranging from 4 to 15 years, based on two types of customer relationships identified.

c.	In 2010, Formula’s subsidiaries, Matrix, Magic and Sapiens, completed the acquisition of additional activities for an aggregate total consideration of up to $ 8,080, of which as of December 31, 2010 and 2011 approximately $ 1,800 and $ 472, respectively, was contingent upon the acquired activities achieving certain performance targets. During 2011 Formula and its subsidiaries paid approximately $ 1,846 of the aforementioned contingent consideration.

d.	On December 27, 2011, Magic completed the acquisition of the AppBuilder activity of BluePhoenix Solutions ("AppBuilder"), a leading provider of value-driven legacy IT modernization solutions, for $13,500. AppBuilder is a comprehensive application development infrastructure used by many enterprises around the world. This premier enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications. The Company believes the acquisition will broaden its product portfolio and strengthen its presence in numerous global markets. Acquisition related costs were immaterial.

The acquisition was accounted for via the purchase method. The results of operations will be included in the consolidated financial statements of the Company commencing January 1, 2012.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of December 27, 2011:

Net assets	$1,130
Intangible assets *)	5,786
Goodwill *)	8,679

Net assets acquired	$15,595

*)	The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but, in any case, no later than the contractual period.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-     BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

Below are certain unaudited pro forma combined statements of income data for the years ended December 31, 2010 and 2011, respectively, as if the acquisition of AppBuilder detailed above had occurred at January 1, 2010, after giving effect to (a) purchase accounting adjustments, including amortization of intangible assets. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2010, nor is it necessarily indicative of future results.

	Year ended December 31,
	2010	2011
	Unaudited

Total Revenues	561,118	646,505
Net Income	36,713	63,612
Net Income attributable to Formula’s shareholder	19,344	43,208
Total Earnings per share:
Basic	1.44	3.19
Diluted	1.43	3.13

e.	On August 21, 2011 Sapiens acquired all of the outstanding shares of FIS, a provider of packaged-based insurance software solutions for Life and Pension ("L&P"), and IDIT, a provider of insurance software solutions which focuses on the Property & Casualty ("P&C") market. Sapiens financed the acquisition mainly via the issuance of Sapiens shares, resulting in a dilution of the Company's interest in Sapiens from 75.6% to 42.2% and the Company’s loss of control of Sapiens, which, in turn, required the deconsolidation of Sapiens’ results from the Company’s financial statements. Following the loss of control, the Company remained with significant influence over Sapiens, and, as a result, Sapiens’ results are reported using the equity method of accounting from that day on. For subsequent events related to this investment, see Note 19.

The acquisition of FIS allows Sapiens to offer an enhanced solution for the L&P market. In addition, the acquisition of FIS has grown Sapiens’ customer base in the insurance market world-wide and strengthened Sapiens’ position in the market as a leading provider of L&P core software solutions. The acquisition of IDIT allows Sapiens to offer its customers and partners a more extensive product portfolio in the industry. Acquiring IDIT will strengthen Sapiens’ presence in the P&C insurance market by increasing its customer base and enable Sapiens to meet the needs of insurers who operate in the P&C and L&P markets.

Upon the loss of control, the Company recognized a gain in an amount of $ 25,833, which is presented in the income statement as equity in gains of affiliated companies, net. This gain is related to the remeasurement of the retained investment in Sapiens to its fair value. The fair value of retained investment in Sapiens was measured according to Sapiens' share price on August 21, 2011 of $4.1 per share.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-     BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The aggregate fair value of the retained investment in Sapiens as of December 31, 2011 is $ 73,447.

f.	In 2011, the Company’s subsidiaries, Matrix and Magic, completed the acquisition of additional activities for an aggregate total consideration of up to $ 21,463, of which as of December 31, 2011 the fair value of the contingent consideration is approximately $ 1,100, which is contingent upon the acquired activities achieving certain performance targets from 2011 through 2013.

Note 4:-      Marketable securities

The Group invests in marketable debt and equity securities, which are classified as trading securities and as available-for-sale securities. The following is a summary of marketable securities:

a.	Composition:

	December 31,
	2010	2011
Short-term:
Trading securities (1)	35,313	13,106
Available-for-sale securities	2,857	1,241

Total short-term securities	38,170	14,347

Long-term:
Available-for-sale security (2)	2,828	2,746

Total long-term securities	2,828	2,746

(1)	The Company recognized trading gains (losses) in the amounts of $ 2,276 and $ (197) during the years ended December 31, 2010 and 2011, respectively.

(2)	The balance as of December 31, 2010 and 2011 includes auction rate securities in amounts of $2,373 and 2,233, respectively. The auction rate security’s interest rates are reset through a "Dutch" auction each month. The monthly auctions historically have provided a liquid market for these securities. With the liquidity issues experienced in global credit and capital markets, the available for sale securities have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders. During 2011, other than temporary impairment loss of $ 200 on auction rate securities was recorded.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 4:-      Marketable securities (Cont.)

b.	The following is a summary of marketable securities which are classified as available-for-sale:
	December 31,
	2010				2011
	Amortized cost	Unrealized losses	Unrealized Gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value

Available-for-sale:

Government bonds	407	-	37	444	407	-	28	435
Commercial bonds	4,614	127	90	4,577	2,871	67	67	2,871
Equity securities	1,618	1,045	91	664	1,105	474	50	681

Total available-for-sale marketable securities	6,639	1,172	218	5,685	4,383	541	145	3,987

Out of the unrealized losses as of December 31, 2010 and 2011, $ 1,370 and $518, respectively, of losses are outstanding over a twelve month period. The fair value of the marketable securities that bear losses over a twelve month period as of December 31, 2010 and 2011 is $ 2,828 and $ 513, respectively.

During the years ended December 31, 2010 and 2011, the Company recorded an impairment loss for its investment in equity securities in an amount of $ 155 and $ 514, respectively.

In 2010 and 2011, the Company received proceeds from sale and maturity of available for-sale marketable securities of $ 5,079 and $ 1,507, respectively, and recorded related net gains (losses) of $ (77) and $ 20 in financial income, respectively.

c.	The amortized costs of available-for-sale debt securities at December 31, 2011, by contractual maturities, are shown below:

	Amortized	Unrealized gains (losses)		Estimated
	cost	Gains	Losses	fair value

Due in one year or less	399	1	-	400
Due between one year to five years	2,879	94	67	2,906

	3,278	95	67	3,306

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 4:-      Marketable securities (Cont.)

d.	The following is the change in the other comprehensive income of available-for-sale securities during 2011:

Other comprehensive income

Other comprehensive loss from available-for-sale securities as of January 1, 2011	(954)

Other than temporary impairment on marketable securities	714
Reclassification of earnings of realized gain from available-for-sale securities	(20)
Unrealized loss from available-for-sale securities	(136)

Other comprehensive loss from available-for-sale securities as of December 31, 2011	(396)

The following is the change in the other comprehensive income of available-for-sale securities during 2010:

Other comprehensive income

Other comprehensive loss from available-for-sale securities as of January 1, 2010	1,354

Other than temporary impairment on marketable securities	(155)
Reclassification of losses of realized loss from available-for-sale securities, net	(188)
Unrealized gain from available-for-sale securities, net	(57)

Other comprehensive loss from available-for-sale securities as of December 31, 2010	954

Note 5: -     Fair value measurement

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The fair value of the liabilities is approximately the presented value.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 5: -     Fair value measurement (Cont.)

The Company’s financial assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of December 31, 2011 and 2010:

	Fair value measurements using input type
	December 31, 2011
	Level 1	Level 2	Level 3	Total

Assets:
Shares	1,734	-	-	1,734
Government and corporate debentures	11,807	638	-	12,445
Equity securities	681	-	-	681
Auction rate securities (*)	-	-	2,233	2,233
Foreign currency derivative contracts	-	42	-	42

Total financial assets	14,222	680	2,233	17,135

Liabilities:
Put option contracts on non-controlling interests (**)	-	-	11,469	11,469
Contingent consideration (**)	-	-	3,590	3,590

Total financial liabilities	-	-	15,059	15,059

	Fair value measurements using input type
	December 31, 2010
	Level 1	Level 2	Level 3	Total

Assets:
Shares	3,305	-	-	3,305
Government and corporate debentures	32,638	2,018	-	34,656
Equity securities	664	-	-	664
Auction rate securities (*)	-	-	2,373	2,373

Total financials assets	36,607	2,018	2,373	40,998

Liabilities:
Foreign currency derivative contracts	-	40	-	40
Put option contracts on non-controlling interests (**)	-	-	434	434
Contingent consideration (**)	-	-	5,481	5,481

Total financials liabilities	-	40	5,915	5,955

(*)	The fair value of auction rate securities with unquoted prices was determined using valuations, observable inputs based on limited market activity and other data obtained from independent sources.

(**)	The fair value of put option contracts on non-controlling interests and contingent consideration is determined based on the present value of the future expected cash flow.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 5: -     Fair value measurement (Cont.)

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs.

	December 31,
	2010	2011

Carrying value as of January 1	4,480	2,373
Sale of financial assets *)	(2,107)	-
Net changes in fair value	-	60
Impairment:
Impairment due to credit loss	-	(200)

Carrying value as of December 31	2,373	2,233

*)	The proceeds from the sales of the financial assets in 2010 were $ 2,268.

The following table summarizes the activity for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs.

	December 31,
	2010	2011

Carrying value as of January 1	3,180	5,915
Acquisition of new subsidiary	2,214	12,583
Repayment of contingent consideration	(150)	(2,030)
Exchange differences	218	(1,361)
Net changes in fair value	453	(48)

Carrying value as of December 31	5,915	15,059

Note 6:- Investments in affiliated companies

The following table summarizes the activity for the investment in affiliates:

2011

January 1, 2011	2,394
Deconsolidation of Sapiens and accounting for the remaining investment under equity method (see Note 3(e))	68,431
Purchase of additional shares	8,239
Equity loss	(206)
Exchange differences	(2,862)

December 31, 2011	75,996

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 6:- Investments in affiliated companies (Cont.)

Following are details relating to the financial position and results of operations of affiliates in the aggregate:

a.	Group’s share of the associates’ statement of financial position based on the interests therein at reporting date:

	December 31,
	2010	2011

Current assets	2,360	20,977
Noncurrent assets *)	1,026	80,166
Current liabilities	981	15,842
Noncurrent liabilities	11	9,305

	2,394	75,996

Other investments	815	1,111

	3,209	77,107

*)	Includes balance of goodwill in an amount of $ 419 as of December 31, 2010 and includes balances of other intangibles and goodwill in amounts of $ 2,764 and $ 23,521 as of December 31, 2010 and 2011, respectively. The aforementioned other intangibles are amortized over an average period of 7 years.

b.	Group’s share of the associates’ statement of operation based on the interests therein during the year (with respect to the Group’s interest in Sapiens, for the period from August 21, 2011 until December 31, 2011):
	Year ended December 31,
	2009	2010	2011

Revenues	7,996	6,592	18,016
Loss	335	1,070	206

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-     PROPERTY, PLANTS AND EQUIPMENT, NET

Composition:

	December 31,
	2010	2011
Cost:
Computers and equipment	48,615	16,972
Motor vehicles	732	578
Buildings	3,552	3,453
Leasehold improvements	8,045	11,582

	60,944	32,585
Accumulated depreciation:
Computers and equipment	41,382	9,209
Motor vehicles	573	243
Buildings	1,749	1,770
Leasehold improvements	4,829	2,198

	48,533	13,420

Depreciated cost	12,411	19,165

Depreciation expenses totaled $ 4,000, $ 4,051 and $ 4,260 for the years ended December 31, 2009, 2010 and 2011, respectively.

In 2009, Magic sold its office building in Hungary and its Israel-based headquarters’ office building for $ 535 and $ 5,200, respectively. As a result of the sales, Magic recorded net gains of approximately $ 289 and $ 1,960, respectively.

Note 8:-     Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2011 are as follows:

Balance as of January 1, 2010	147,407

Acquisition of newly-consolidated subsidiaries	12,622
Additions due to past contingent consideration related to past acquisitions *)	669
Foreign currency translation adjustments	5,797

Balance as of December 31, 2010	166,495

Acquisition of newly-consolidated subsidiaries	34,903
Adjustments due to purchase price allocation	(230)
Realization as a result of loss of control	(26,519)
Foreign currency translation adjustments	(8,005)

Balance as of December 31, 2011	166,644

*)	Acquisitions occurring prior to January 1, 2009 were accounted for using the purchase method of accounting in accordance with prior GAAP (SFAS 141 "Business Combination").

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 9:-     Intangible Assets, Net

Composition:

		December 31,
		2010	2011
a.	Original amounts:
	Capitalized software development costs	100,243	57,739
	Customer relationship and acquired technology	11,222	24,978
	Other intangibles	2,884	3,208

		114,349	85,925
	Accumulated amortization:
	Capitalized software development costs	75,831	45,352
	Customer relationship and acquired technology	4,594	7,664
	Other intangibles	823	1,365

		81,248	54,381

	Total	33,101	31,544

a.	Amortized expenses totaled $ 9,800, $ 11,400 and $ 10,103 for the years ended December 31, 2009, 2010 and 2011, respectively. As for impairment of software development cost, see Note 2(l).

c.	Estimated intangible assets amortization for the years ended:

December 31,

2012	8,290
2013	7,172
2014	5,229
2015	3,615
2016	3,790
2017 and thereafter	3,448

Total	31,544

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 10:-   Liabilities to Banks and Others

a.	Composition:

	December 31, 2011	Linkage Basis	Long-term liabilities	Current maturities	Total long- term liabilities net of current maturities	Total long- term liabilities net of current maturities
	Interest rate		December 31, 2011			December 31, 2010
	%

	5-6	Unlinked	34,064	7,614	26,450	3,004
	Libor+ 4.05	Unlinked	12,075	4,075	8,000	-
		Other	9	-	9	150

Total			46,148	11,689	34,459	3,154

b.	Maturity dates:

	December 31,
	2010	2011

First year (current maturities)	6,157	11,689
Second year	3,006	8,918
Third year	148	9,025
Fourth year	-	5,150
Fifth year and thereafter	-	11,366

Total	9,311	46,148

c.	For details of liens, guarantees and credit facilities, see Note 14.

Note 11:-   Debentures

a.	Comprised as follows:

		Interest	December 31,
	Linkage	rate	2010	2011

Non-convertible debentures (b)	CPI	5.15%	47,781	46,718

Less - current maturities of debentures			(15,927)	(31,472)

Total			31,854	15,246

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 11:-   Debentures (Cont.)

b.	Non-convertible debentures:

The non-convertible debentures were issued by Matrix in August 2007 for an aggregate amount of NIS 250,000 (approximately $ 62,000).

The debentures bear interest at an annual rate of 5.15%. The principal will be paid in four equal annual installments on December 31 of each of the years 2010 through 2013. The principal and interest are linked to the Israeli consumer price index ("CPI"). On February 21, 2008, Matrix listed the debentures for trading on the TASE. The fair value of the debentures as of December 31, 2010 and 2011 was $ 51,604 and $ 47,701, respectively. See Note 14 for information regarding covenants related to the non-convertible debentures.

In 2008, Matrix repurchased debentures with a value amounting to $ 12,600 of the outstanding debentures. As a result, an amount of $ 500 was recorded as a gain on repurchase of debentures.

Note 12:-   Employee Option Plans

a.	In March 2008, Formula’s shareholders approved the adoption of Formula’s 2008 Employee and Officer Share Option Plan (the "plan"). Pursuant to the plan, the Company may grant from time to time to the Company’s and its subsidiaries’ employees and officers (which are not Formula’s controlling shareholders) options to purchase up to 400,000 ordinary shares of Formula. The plan is administered by Formula’s board of directors or by an option committee to be appointed by the board. The plan provides that options may be granted, from time to time, to such grantees to be determined by the board or the option committee, at an exercise price and under such terms to be determined at their sole and absolute discretion. Options may be granted under the plan through January 2018.

In January 2009, Formula granted to its chief executive officer, in connection with his new service agreement, options to purchase 396,000 ordinary shares. These options vest over a three-year period, commencing on December 17, 2008, on a quarterly basis. The exercise price of the options is NIS 0.01 per share. The options shall expire six years after the date of grant. These options are amortized in accordance with the Group’s option amortization methodology. In April 2010, the chief executive officer exercised all of the options. Total fair value of the grant was calculated based on the share price on the grant date and equaled $ 926 ($ 2.34 per share).

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 12:- Employee Option Plans (Cont.)

In March 2011, concurrently with the amendment and extension of Formula chief executive officer’s service agreement, the Company approved the grant to him of options exercisable for an additional 543,840 ordinary shares. The options vest in equal quarterly installments over a four year period that commenced in December 2011 and concludes in December 2015. The exercise price of the options was NIS 0.01 per share. These options were to be amortized in accordance with the Group’s option amortization methodology. In May 2011, the chief executive officer exercised all of these options for redeemable shares, for which the Company’s redemption right was to lapse in accordance with the remaining vesting schedule for the unvested options from which they arose. Total fair value of the grant was calculated based on the share price on the grant date and totaled $ 9,055 thousand ($ 16.65 per share).

In December 2011, at which time Formula was negotiating an amendment and to extension of its chief executive officer’s service agreement, it redeemed all of the above-described 543,840 shares for no consideration. In March 2012, concurrently with the amendment and extension of its chief executive officer’s service agreement, Formula approved a grant of options to the chief executive officer, exercisable for 1,122,782 ordinary shares as long as the chief executive officer is a director of Formula and/or (ii) a director of each of the directly held subsidiaries of Formula; provided that if he fails to meet the foregoing requirement (A) due to the request of the board of directors of either Formula or any of its directly held subsidiaries (other than a request which is based on actions or omissions by the chief executive officer that would constitute "cause" under his service agreement with Formula), (B) because the chief executive officer is prohibited under the governing law or charter documents of the relevant company or the stock exchange rules and regulations applicable to such company from being a director of such company (other than due to his actions or omissions) or (C) notwithstanding the chief executive officer’s willingness to be so appointed (but provided that neither (A) nor (B) applies); then, in each of (A), (B) and (C), the chief executive officer will be deemed to have complied with clauses (i) or (ii) above. The options vest in equal quarterly installments over an eight year period that commences in March 2012 and concludes in December 2019. The exercise price of the options is NIS 0.01 per share. These options are amortized in accordance with the Group’s option amortization methodology. The new grant is accounted for as a modification to the March 2011 grant to the chief executive officer. Notwithstanding the foregoing, the options granted can be exercised by our chief executive officer, at any time, whether vested or not, provided that any shares that will be issued upon the exercise of the options that are unvested at the time of such exercise shall be redeemable shares, which shall vest according to the vesting periods provided for the options.

b.	Formula’s subsidiaries granted options to their employees to purchase shares in the respective companies. The options were mainly granted during the years 1999-2011. In general, the options expire 7-10 years after grant. For further information with respect to expenses relating to the benefit to the employees, an additional disclosure required by ASC 718, see Note 2(x).

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 12:- Employee Option Plans (Cont.)

c.	The following table sets forth the breakdown of stock-based compensation expense resulting from stock options grants, as included in the consolidated statements of income:

	Year ended December 31,
	2009	2010	2011

Cost of revenues	2	2	4
Research and development expenses	26	61	54
Selling and marketing expenses	32	75	92
General and administrative expenses	1,581	1,326	4,473

Total stock-based compensation expense	1,641	1,464	4,623

Magic:

The following table is a summary of employee option activity as of December 31, 2011, and changes during the year ended December 31, 2011, in Magic:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2011	1,664,188	$2.02	6.49	$6,928
Granted	300,000	4.00
Exercised	(580,414)	1.56
Forfeited	(27,895)	1.15

Outstanding at December 31, 2011	1,355,879	$2.31	6.46	$3,416

Exercisable at December 31, 2011	694,913	$2.55	4.33	$1,680

Vested and expected to vest at December 31, 2011	1,286,149	$2.63	6.32	$3,280

The weighted-average grant-date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 was $ 0.87, $ 1.88 and $ 4, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2011. This amount is changed based on the market value of Magic’s ordinary shares.

Total intrinsic value of options exercised for the years ended December 31, 2009, 2010 and 2011 was $ 26, $ 1,895 and $ 2,197, respectively. As of December 31, 2011, there was $ 882 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under Magic option plans. This cost is expected to be recognized over a weighted-average period of approximately four years.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 12:- Employee Option Plans (Cont.)

Matrix:

The following table is a summary of employee option activity as of December 31, 2011, and changes during the year ended December 31, 2011, in Matrix:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		$	Years	$

Outstanding at January 1, 2011	143,665	3.23	0.916	381
Granted	2,250,000	4.44
Exercised	202,000	3.86
Forfeited	-	-

Outstanding at December 31,2011	2,191,665	3.73	4.57	1,162

Exercisable at December 31, 2011	16,665	1.83	1	52

Vested and expected to vest at December 31, 2011	2,191,665	3.73	4.57	1,162

The weighted-average grant-date fair value of options granted during the year ended December 31, 2011 was $ 1.9. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2011. This amount changes based on the fair value of Matrix’ ordinary shares. As of December 31, 2011, there was approximately $ 2,427 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under Matrix equity incentive plan. Those costs are expected to be recognized over a weighted-average period of four years. The total intrinsic value of options exercised during the years ended December 31, 2009, 2010, and 2011 was $ 3,280, $ 3,110 and $ 738, respectively.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 13: - Liability in respect of capital lease

The following are details of the future minimum lease commitments in respect of capital lease as of December 31, 2011:

	Minimum lease payments	Interest	Present value of minimum lease payment

First year	554	148	406
Second year until fifth year	2,247	327	1,920

Total	2,801	475	2,326

Note 14:- Commitments and Contingencies

a.	Liens:

Pursuant to a bank credit agreement, a lien has been incurred by the Company over a certain portion of its investment in outstanding shares of Matrix and Sapiens.

b.	Guarantees:

1.	The Group has provided bank guarantees in an aggregate of approximately $ 13,500 as security for the performance of various contracts with customers. If the subsidiaries were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees distribute the amounts claimed to be due.

2.	Subsidiaries have provided bank guarantees aggregating to $ 4,000 as security for rent to be paid for their offices. If the subsidiaries were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees distribute the amounts claimed to be due.

c.	Covenants:

In connection with the Group’s credit facility agreements, primarily Matrix, with various financial institutions and in connection with non-convertible debentures, the Group committed to the following:

1.	To maintain certain financial ratios. The Group has met the financial ratios as of December 31, 2010 and 2011.

2.	Matrix committed not to grant a security interest in all or substantially all of its assets.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 14:- Commitments and Contingencies (Cont.)

3.	Matrix committed not to distribute dividends that will cause its equity (when measured based on International Financial Reporting Standards ("IFRS") to be less than NIS 275,000 (approximately $ 72,000). As of December 31, 2011, Matrix’s equity was approximately NIS 588,236 (approximately $ 154,000) (as measured based on IFRS).

d.	Legal proceedings:

1.	In 2010, a former customer of Sapiens filed a claim in the arbitration court in Warsaw, Poland against Sapiens, for damages caused by Sapiens with respect to a license and services contract with such former customer provided few years ago. The claim was in an amount of approximately €3,400 (approximately $ 2,600). A settlement was reached in October 2011 under which Sapiens paid 1,100 Euro ($1,509) and recovered an amount of $ 1,200 from the insurance company.

2.	In February 2010, a U.S. based company filed a lawsuit against Magic and one of its subsidiaries claiming an alleged breach by Magic and the subsidiary of its intellectual property rights in connection with one of Magic’s products. In July 2011, Magic entered into a settlement agreement with the plaintiff according to which Magic paid a lump sum to the plaintiff for future maintenance and support until 2018, subject to a complete release of all claims.

3.	In August 2009, a software company and one of its owners filed an arbitration proceeding against Magic and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in the amount of approximately $13,600. The arbitrator determined that both Magic and the subsidiary breached the non-disclosure agreement, but closing summaries regarding damages have not yet been submitted. At this time, given the multiple uncertainties involved and due to large part to the highly speculative nature of the damages sought by the plaintiff, which leaves a wide discretion to the arbitrator in quantifying and awarding the damages, Magic is unable to estimate the amount of the probable loss, if any, to be recognized.

4.	In June 2004, an Israeli company filed a lawsuit against Magic in the District Court of Tel Aviv - Jaffa seeking damages of NIS 8,000 (approximately $ 2,200), with an option to increase the amount sought to approximately NIS 17,000 (approximately $4,800), for recovery of alleged damages caused by Magic’s alleged failure to integrate a software system. In March 2011, Magic entered into a settlement agreement with the plaintiff pursuant to which Magic did not incur any additional loss exceeding amounts already recognized.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 14:- Commitments and Contingencies (Cont.)

5.	In addition to the above mentioned legal proceedings, from time to time, Formula and/or its subsidiaries are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. The Company applies ASC 450, "Contingencies," and accrues a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in the determination of both the probability and as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. The Company intends to defend itself vigorously against the above claims, and it generally intends to vigorously defend any other legal claims to which it is subject. While for most litigation, the outcome is difficult to determine, to the extent that there is a reasonable possibility that the losses to which the Company may be subject could exceed the amounts (if any) that it has already accrued, the Company attempts to estimate such additional loss, if reasonably possible, and disclose it (or, if it is an immaterial amount, indicate accordingly). The aggregate provision that the Company has recorded for all other legal proceedings (other than the particular material proceedings described above) is not material. Furthermore, in respect of its ordinary course legal, administrative and regulatory proceedings (i.e., other than the particular material proceedings described above), the Company estimates, in accordance with the procedures described above, that as of the current time there is no reasonable possibility that it will incur material losses exceeding the non-material amounts already recognized.

e.	Operating lease commitments:

The following are details of the future minimum lease commitments for office equipment, office space and motor vehicles under non-cancelable operating leases as of December 31, 2011:

2012	18,745
2013	12,646
2014	3,859
2015	1,589
2016 and Thereafter	2,747

39,586

Rent expenses for the years 2009, 2010 and 2011, were approximately $ 14,000 $ 15,000 and $ 13,000, respectively.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 15:-    Equity

The composition of share capital is as follows:

	December 31, 2011			December 31, 2010
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding

Ordinary shares, NIS 1 par value each	25,000,000	13,620,780	13,596,000	25,000,000	13,620,780	13,596,000

a.	Formula’s ordinary shares, par value NIS 1 per share, are traded on the TASE and Formula’s ADSs, each representing one ordinary share, are traded on the NASDAQ.

b.	Formula holds 24,780 of its ordinary shares.

c.	In January 2009, Formula distributed a cash dividend of approximately $ 30,000 which had been declared in December 2008.

d.	In April 2010, Formula distributed a cash dividend of approximately $20,000.

e.	In May 2011, Formula distributed a cash dividend of approximately $10,000.

e.	For information concerning the Company’s employee and officer share option plan, see Note 12.

f.	In December 2010, Magic consummated a private placement of its ordinary shares and warrants with several institutional and private investors, issuing 3,287,616 ordinary shares at a price of $ 6.5 per share and in a total amount of $ 20,290 net of issuance expenses. In addition, certain of the purchasers received warrants to purchase up to an aggregate of 1,134,231 Magic ordinary shares at an exercise price of $ 8.26 per share. The warrants are exercisable as of six months from the date of issuance, have a term of three years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions.

Note 16:- Income Taxes

a.	Israeli taxation:

1.	Taxable income in Israel was subject to corporate tax at the following rates: 2010 - 25%, and 2011 - 24%. On December 5, 2011, the Knesset (Israel’s parliament) passed a law seeking to alter the tax burden (the "Tax Burden Law"), which cancels, among others, the previously scheduled further gradual reduction in the corporate tax rates in Israel. Under the Tax Burden Law, the corporate tax rate in Israel will be increased to 25% starting in 2012. Accordingly, the real capital gains tax rate will increase to 25%. The effect of these changes increased the Company’s deferred tax assets by approximately $ 1,606 thousand. The adjustment of the deferred tax balances resulted in a tax benefit in 2011, which was recorded in tax benefits.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16:- Income Taxes (Cont.)

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"):

Some operations of certain of Formula’s Israeli subsidiaries and affiliated companies have been granted "Approved Enterprise" and "Privileged Enterprise" status pursuant to the Investment Law, which provides certain tax benefits to certain investment programs. For these programs, the subsidiaries and affiliated companies have elected the alternative benefits track, waiving grants in return for tax exemptions. Pursuant to the alternative benefits track, the income derived from the Approved Enterprise programs is tax-exempt for periods of two to four years and will be eligible for reduced tax rates for additional periods of five to eight years (such reduced tax rates are dependent on the level of foreign investment in the subsidiaries and affiliated companies). Income not eligible for Approved Enterprise and Privileged Enterprise benefits is taxed at regular rates.

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. The tax-exempt income attributable to the Approved Enterprise programs mentioned above can be distributed to shareholders without subjecting the Company to taxes, only upon the complete liquidation of the applicable Israeli subsidiary. Tax-exempt income generated under the Privileged Enterprise program will be subject to taxes upon dividend distribution (which includes the repurchase of an entity’s shares) or liquidation.

The tax benefit periods provided end at the earlier of 12 years from the commencement of production or 14 years from receipt of the approval for the Approved Enterprise. As of December 31, 2011, the Company’s subsidiaries and affiliated company have not generated any taxable income under any of its Approved Enterprises programs and thus the benefit periods for these benefits have not yet commenced. Therefore, these benefit programs have had no effect upon the calculation of earnings per share for any of the periods presented in the Company’s statements of income for the 3 years ended December 31, 2011.

The entitlement to the above benefits is conditional upon the fulfillment of the conditions stipulated by the Investment Law and related regulations (see below). Should any of Formula’s Israeli subsidiaries and affiliated companies fail to meet such requirements in the future, income attributable to the relevant entity’s Approved Enterprise or Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate, and the entity could be required to refund a portion of the tax benefits already received with respect to such programs. As of December 31, 2011, management believes that Formula’s Israeli subsidiaries and affiliated companies are in compliance with all of the conditions required by the Investment Law.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16:- Income Taxes (Cont.)

The Company does not intend to distribute any of its undistributed tax-exempt income via dividends, as it intends to reinvest such income in the Company. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved or Privileged Enterprise programs, as the undistributed tax-exempt income is essentially permanent in duration.

On April 1, 2005, an amendment to the Investment Law came into effect (the "2005 Amendment") that has significantly changed the provisions of the Investment Law.

The 2005 Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies are no longer required to obtain the Israeli Investment Center’s prior approval to qualify for tax benefits. An enterprise eligible for benefits under the 2005 Amendment is a "Benefited Enterprise," rather than the previous terminology of Approved Enterprise. The period of tax benefits for a new Benefited Enterprise commences in the "Year of Commencement", which is the later of: (1) the year of election, or (2) the year in which taxable income is first generated by the relevant enterprise after the election year.

The 2005 Amendment limits the scope of enterprises that may be approved by the Israeli Investment Center by setting criteria for the approval of a facility as a Benefited Enterprise, such as a provision that generally requires that at least 25% of the Benefited Enterprise’s income will be derived from export.

During December 2010, the Law for Economic Policy for 2011 and 2012 (Amended Legislation) was passed, and among other things, amended the Investment Law effective January 1, 2011 (the "2011 Amendment"). Under the 2011 Amendment, upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all qualifying income of its industrial enterprises, as opposed to the previous law’s incentives, which are limited to income from Approved Enterprises during their benefits periods. Under the 2011 Amendment, when the election is made, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Certain "Special Industrial Companies" that meet certain criteria (somewhat equivalent to the criteria for the strategic investment track noted above) will enjoy further reduced tax rates of 5% in Development Zone A and 8% elsewhere. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16:- Income Taxes (Cont.)

3.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Some of Formula’s subsidiaries currently qualify as an "Industrial Company," as defined by the Law for the Encouragement of Industry (Taxation), 1969, and, as such, are entitled to certain tax benefits including, inter alia, accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

b.	Subsidiaries and affiliated companies outside Israel:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes have been provided in relation to undistributed earnings of the non-Israelis subsidiaries. This is because the Company intends to reinvest undistributed earnings in the foreign subsidiaries in which those earnings arose. If these earnings were distributed in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and non-Israeli withholding taxes.

c.	Net operating loss carryforwards:

Formula and its subsidiaries had cumulative losses for tax purposes as of December 31, 2011 totaling approximately $ 148,400 (as of December 31, 2010, the amount was $ 177,400), of which $ 138,600 was in respect of companies in Israel which can be carried forward and offset against taxable income in the future for an indefinite period, and approximately $ 9,800 of which was in respect of companies abroad (as of December 31, 2010, that amount was $ 8,200). In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on a consideration of these factors, the Company recorded a valuation allowance as detailed in Note 16(e) below.

d.	Income tax assessments:

Formula and its subsidiaries are routinely examined by various taxing authorities. Below is a summary of the income tax assessments of Formula and its subsidiaries:

Formula

Formula’s tax years 2008 through 2011 remain subject to examination by the Israeli Tax Authorities.

Matrix

Matrix group entities have final tax assessments through the year 2007-2008.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16:- Income Taxes (Cont.)

Magic

Magic (the Israeli entity) has received final tax assessments through the year 2006. Non-Israeli subsidiaries of Magic are taxed according to the tax laws in their respective domiciles of residence. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to adjustment for foreign tax credits) and foreign withholding taxes.

The Company’s management has determined that Formula’s subsidiaries will not distribute any of their undistributed tax income as a dividend. The Company intends to reinvest the amount of such tax income. Accordingly, no deferred income taxes have been provided.

e.	Deferred taxes:

1.	Composition:

	December 31,
	2010	2011

Net operating losses carried forward	43,120	33,753
Allowances and reserves	3,219	3,665
Differences in measurement basis (cash basis for tax purposes)	(4,377)	(6,745)

	41,962	30,673
Valuation allowance	(29,173)	(19,984)

Total	12,789	10,689

2.	Presentation in balance sheets:

	December 31,
	2010	2011

Other current assets	4,526	6,254
Other non-current assets	13,135	11,630
Other current liabilities	(2,218)	(2,359)
Long-term liabilities	(2,654)	(4,836)

	12,789	10,689

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16:- Income Taxes (Cont.)

f.	Income before taxes on income:

	Year ended December 31,
	2009	2010	2011

Domestic	24,762	31,153	32,692
Foreign	12,030	11,463	10,258

Total	36,792	42,616	42,950

g.	Income taxes included in the statements of operations:

	Year ended December 31,
	2009	2010	2011

Current taxes:

Domestic	7,002	8,149	8,351
Foreign	819	1,750	1,136

	7,821	9,899	9,487
Deferred taxes:

Domestic	1,359	(4,004)	(3,948)
Foreign	(875)	649	150

Deferred taxes, net	484	(3,355)	(3,798)

Taxes on income	8,305	6,544	5,689

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16:- Income Taxes (Cont.)

h.	Theoretical tax:

The following table presents a reconciliation between the theoretical tax expense, assuming that all income was taxed at statutory tax rates, and the actual income tax expense, as recorded in the Company’s statement of operations:

	Year ended December 31,
	2009	2010	2011

Income before income taxes, as per the statement of operations	36,792	42,616	42,950

Statutory tax rate in Israel	26%	25%	24%

Theoretical tax expense	9,566	10,654	10,308
Reconciliation:
Non-deductible expenses	441	238	1,539
Tax-exempt income change in tax rate and reduced tax rates in companies which have Approved Enterprises	425	631	922
Deferred taxes on losses (utilization of losses) and temporary differences for which a valuation allowance was provided, net	627	(3,438)	883
Effect of change in Israel tax rates	-	-	(1,606)
Prior year losses and temporary differences for which deferred taxes were recorded, net	(2,979)	(3,231)	(6,692)
Taxes in respect of prior years	118	735	(707)
Other	107	955	1,042

Income taxes as per the statement of operations	8,305	6,544	5,689

Effective tax rate - in %	22.6%	15.4%	13.2%

i.	Uncertain tax positions:

During the years ended December 31, 2009, 2010 and 2011, Formula and its subsidiaries recorded $ (77), $ 1,636 and $ 297 of tax expenses (income), respectively, as a result of this codification.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16:- Income Taxes (Cont.)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits in Formula’s subsidiaries is as follows:

Balance as of January 1, 2010	679

Increase related to current year tax positions	915
Increase related to prior years’ tax positions	512

Balance as of December 31, 2010	2,106

Increase related to current year tax positions	1,363
Decrease related to prior years’ tax positions	(512)

Decrease due to deconsolidation of Sapiens	(400)

Balance as of December 31, 2011	2,557

The Group recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2009, 2010 and 2011, the amounts recognized, on a consolidated basis, for interest and penalties expenses related to uncertain tax positions were $ 10, $209 and $ (154), respectively. In addition, the Group’s consolidated liability for unrecognized tax benefits including accrued interest and penalties related to uncertain tax positions was $ 230 and $ 76 at December 31, 2010 and 2011, respectively, which is included within income tax accrual in the Group’s consolidated balance sheets.

As of December 31, 2010 and 2011, there were no uncertain tax positions for which it was reasonably possible that the total amount of the Group’s unrecognized tax benefits would significantly increase or decrease within 12 months.

As of December 31, 2011, the entire amount of unrecognized tax benefit (i.e., $2,557) could affect the Group’s income tax provision and the effective tax rate.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 17:- Supplementary Financial Statement Information

Balance Sheets:

a.	Other accounts receivable:

Composition:

	December 31,
	2010	2011

Government departments	6,424	16,043
Employees (1)	356	274
Prepaid expenses and advances to suppliers	9,495	10,026
Deferred taxes	4,526	6,254
Advanced payments due to M&A activities	1,160	-
Derivatives	-	54
Other	1,179	984

Total	23,140	33,635

(1)	Some of these balances are linked to the CPI, and bear interest at an annual rate of 4%.

b.	Liabilities to Banks:

Composition:

	December 31,		December 31,
	2011		2010	2011
	Interest rate	Linkage
	%	basis

Bank credit	Prime+2%	Unlinked	527	1,431
Short-term bank loans	Prime+0.1%		-	3,522
Current maturities of long-term loans from banks (see Note 10)			6,157	11,689

Total			6,684	16,642

c.	Other accounts payable:

Composition:

	December 31,
	2010	2011

Government institutions	20,260	19,478
Customer advances	280	1,028
Deferred taxes	2,218	2,359
Accrued expenses and other current liabilities	7,935	2,467

Total	30,693	25,332

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 17: - Supplementary Financial Statement Information (Cont.)

d.	Financial expenses, net:

Composition:

	Year ended December 31,
	2009	2010	2011

Financial income	4,160	1,062	1,030
Financial costs related to long-term debt	(5,982)	(5,029)	(5,020)
Financial costs related to short-term credit and others	(2,590)	(2,527)	(1,599)
Gain (loss) from marketable securities, net (1) (2)	4,181	2,123	(911)

Total	(231)	(4,371)	(6,500)

(1)	Includes gains (losses) from trading securities still held by the Company for the years 2009, 2010 and 2011 in the amounts of $ 1,362, $ 2,276 and $ (197) respectively (see Note 4).

(2)	Includes impairment of available-for-sale marketable securities for 2010 and 2011 of $ 153 and $ 714, respectively (see Note 4).

e.	Other expenses (income), net:

Composition:

	Year ended December 31,
	2009	2010	2011

Gain on sale of fixed assets, net	(247)	-	-
Impairment in value of cost-based investment	59	-	-
Other	(1,480)	231	(207)

Total	(1,668)	231	(207)

f.	Operating segments:

The Company operates in the software services and proprietary software products and related services through its two directly held subsidiaries and affiliated company: Matrix, Magic and Sapiens, respectively.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 17: - Supplementary Financial Statement Information (Cont.)

Matrix

Matrix provides software services, software development projects, outsourcing, integration of software systems and services – all in accordance with its customers’ specific needs. Matrix also provides upgrading and expansion of existing software systems. Matrix software solutions and services include the following components: (i) development of dedicated customer software systems; (ii) customization of software developed by third parties to provide a response to customers’ requirements;

(iii) systems assimilation; (iv) offshore and domestic services, mainly for software developments and quality assurance and software testing; and (v) integration of all or part of these components. Matrix operates in sales and support of software products of leading worldwide vendors. Matrix supplies infrastructure solutions for computer and communication systems and hardware products. Matrix operates technological training and qualification centers providing advanced professional courses for hi-tech personnel, training and assimilation of computer systems, applications courses, professional training, soft-skills training and training for capital market operations.

Magic

Magic develops market and support software development and deployment technology (the "Magic technology") and applications developed using the Magic technology. Magic technology enables enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized and integrated with existing systems meeting enterprises current needs.

Magic’s offering provide software houses and enterprises the ability to create any type of business applications, leverage existing information technology resources, enhance business ability, and focus on core business priorities to gain maximum return on their existing and new IT investments. Magic technology also provides the option to deploy its software capabilities in the cloud, hosted in web services cloud computing environment.

Magic is known for its metadata driven, code-free approach, allowing users to focus on business logic rather than technological requirements. This approach forms the driving principle of both the uniPaaS application platform and the iBOLT business and process integration platform. Both uniPaaS and iBOLT enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.

Magic also offers a broad range of flexible fee-based consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental staffing services.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 17: - Supplementary Financial Statement Information (Cont.)

Sapiens

Sapiens is a provider of software solutions for the insurance industry. Sapiens’ suite of insurance solutions, built to meet the core business needs of large and small insurance carriers, aligns IT with business demands for speed, flexibility and efficiency. Sapiens’ solutions are supplemented by Sapiens’ methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. Sapiens offers its solutions to two of the major lines of insurance business – Life & Pension ("L&P") and Property & Casualty ("P&C").

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

On August 21, 2011, following Sapiens’ acquisition of all of the outstanding shares of FIS, a provider of packaged-based insurance software solutions for L&P, and IDIT, a provider of insurance software solutions which focuses on the P&C market (see Note 6 for further information), which was mainly financed by the issuance of Sapiens shares, the Company lost its controlling interest in Sapiens, resulting in the deconsolidation of Sapiens’ results from the Company’s financial statements. As a result of Sapiens’ acquisition of FIS and IDIT, the Company’s interest in Sapiens diluted from 75.6% to 42.2%. The gain recognized in relation of the Company’s loss of control in Sapiens amounted to $ 25,833 and is presented in the income statement as equity in gains of affiliated companies, net. From August 21, 2011 until December 31, 2011, Sapiens’ results of operations were reflected in the Company’s results via the equity method of accounting.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 17: - Supplementary Financial Statement Information (Cont.)

The Company evaluates the performances of each of its directly held subsidiaries based on operating income/loss. Headquarters and finance expenses are allocated proportionally among the subsidiaries:

	Matrix	Sapiens	Magic	Total

Revenues:
2011	491,144	36,515	113,328	640,987
2010	409,272	52,235	88,578	550,085
2009	368,498	45,698	55,350	469,546

Inter-segment sales:
2011	370	-	-	370
2010	391	-	-	391
2009	153	3	-	156

Operating income:
2011	30,974	4,487	13,989	49,450
2010	31,412	6,476	9,099	46,987
2009	26,014	5,087	5,922	37,023

	Matrix	Sapiens	Magic	Total

Identifiable assets:
2011	411,284	-	129,125	540,409
2010	389,366	51,904	111,950	553,220

Goodwill:
2011	13,754	-	6,868	20,622
2010	14,809	16,490	6,868	38,167

Identifiable liabilities:
2011	185,044	-	28,104	213,148
2010	183,342	22,130	22,386	227,858

Depreciation and amortization:
2011	5,893	3,430	5,040	14,363
2010	4,235	6,647	4,569	15,451
2009	3,568	5,369	4,600	13,537

Investments in segment assets:
2011	8,048	362	497	17,146
2010	4,103	662	583	5,348
2009	1,799	326	580	2,705

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 17: - Supplementary Financial Statement Information (Cont.)

The following table presents a reconciliation, between the data concerning revenues, assets and liabilities appearing in the individual operating segments’ financial statements and the corresponding data appearing in the Company’s consolidated financial statements:

	Year ended December 31,
	2009	2010	2011

Revenues:
Revenues as above	469,546	550,085	640,987
Less inter-segment transactions	(156)	(391)	(370)

Revenues as per statements of operations	469,390	549,694	640,617

	December 31,
	2010	2011
Identifiable assets:
Total assets of operating segments	591,387	561,031
Assets not identifiable to a particular segment	32,615	108,190
Elimination of inter-segment assets and other	(235)	-

Total assets from continuing operations as per consolidated balance sheets	623,767	669,221

Identifiable liabilities:
Total liabilities of operating segments	227,858	213,148
Liabilities not identifiable to a particular segment	61,829	103,864
Elimination of inter-segment liabilities and other	(304)	-

Total liabilities from continuing operations as per consolidated balance sheets	289,383	317,012

g.	Geographical information:

1.	The Company’s long-lived assets are located as follows:

	December 31,
	2010	2011

Israel	8,100	15,632
United States	3,229	2,656
Europe	347	431
Japan	523	374
Other	212	72

Total	12,411	19,165

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 17: - Supplementary Financial Statement Information (Cont.)

2.	Revenues:

Revenues classified by geographic area (based on the location of customers):

	Year ended December 31,
	2009	2010	2011

Israel	368,230	412,922	486,025
International:
United States	38,862	73,075	92,484
Other	62,298	63,697	62,108

Total	469,390	549,694	640,617

h.	Earnings per share:

The following table presents the computation of basic and diluted net earnings per share from continuing operations:

	Year ended December 31,
	2009	2010	2011

Numerator:
Net income basic earnings per share - income available to shareholders	14,198	18,379	42,962
Effect of dilutive securities of subsidiaries	-	-	-

Amount for diluted earnings per share - income available to shareholders	14,198	18,379	42,962

Weighted average shares outstanding
Denominator for basic net earnings per share	13,200	13,382	13,514
Effect of dilutive securities	364	141	155

Denominator for diluted net earnings per share	13,564	13,523	13,669

Basic net earnings per share from continuing operations	1.08	1.37	3.17

Diluted net earnings per share from continuing operations	1.04	1.36	3.11

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 18: - Discontinued operations

a.	On October 22, 2009, the Company completed the sale of its entire shareholdings in NextSource. The results of operations of NextSource have been classified as discontinued operations in the statement of income, and prior periods’ results have been reclassified accordingly. In addition, comparative data of the assets and liabilities attributed to the discontinued operations have been reclassified in the Company’s balance sheet.

b.	The following is the composition of discontinued operations (including capital gains):

	Year ended December 31,
	2009	2010	2011

Revenues	64,328	-	-
Cost of revenues	57,996	-	-

Gross profit	6,332	-	-
Research and development costs, net	-	-	-
Selling, general and administrative expenses	5,647	-	-

Operating income	685	-	-
Financial expenses, net	(55)	-	-
Capital gains on sale of shareholdings, net	4,284	-	-

Income before income taxes	4,914	-	-
Taxes on income	36	-	-

	4,878	-	-
Equity in losses of affiliates, net	-	-	-

Net income	4,878	-	-

Note 19: - Subsequent events

On January 27, 2012, the Company consummated the purchase of Sapiens common shares from 2 former shareholders of FIS and IDIT (Sapiens' recently acquired companies) and others, resulting in the Company’s interest in Sapiens’ outstanding common shares increasing from 47.3% to 52.1%, regaining Company’s controlling interest in Sapiens and recording gain in an amount of $ 3,400.

- - - - - - - - - - - - - - - - - - -

Levy Cohen & Co.

Registered Auditors

37 Broadhurst Gardens, London NW6 3QT

Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

Hermes Logistics Technologies Limited

We have audited the accompanying balance sheet of Hermes Logistics Technologies Limited (the "Company") as of December 31, 2011 and 2010, and the related profit and loss account and changes in shareholders' equity for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2011 and 2010, and the related profit and loss account and changes in shareholders' equity for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,

LEVY COHEN & CO.

Registered Auditors and Certified

Public Accountants

25 January 2012

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

37 Broadhurst Gardens, London NW6 3QT

Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

Magic Software Enterprises (UK) Limited

We have audited the accompanying balance sheet of Magic Software Enterprises (UK) Limited (the "Company") as of December 31, 2011 and 2010, and the related profit and loss account and changes in shareholders' equity for each of the three years in the period ended December 31, 2011.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2011 and 2010, and the related profit and loss account and changes in shareholders' equity for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,

LEVY COHEN & CO.

Registered Auditors and Certified

Public Accountants

23 January 2012

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

Dordrecht, January 28, 2011

Verstegen accountants en adviseurs,

Drs. L.K. Hoogendoorn RA MGA

23

HONNAN: RESKONTO KFT TEL. SZ.: 36 1 250 1841 Jan. 28 2011 01:23DU OLD. 10

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

Budapest, Hungary
January 28, 2011

Maria Negyessy
Reg. Auditor

F-2

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

FORMULA SYSTEMS (1985) LTD.

We have audited the accompanying consolidated statements of operations, changes in equity and cash flows for the year ended December 31, 2009 of Formula Systems (1985) Ltd. and its subsidiaries (the “Company”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose consolidated revenues constitute approximately 19% of total consolidated revenues for the year ended December 31, 2009. The financial statements of those subsidiaries were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of those subsidiaries is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of their operations and cash flows for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Tel Aviv, Israel

April 29, 2010

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/Guy Bernstein	May 15, 2012
	Guy Bernstein	Date
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
8	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act *
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act *
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kasierer, A Member of Ernst & Young Global*
15.2	Consent of Levy Cohen and Co. *
15.3	Consent of Levy Cohen and Co. *
15.4	Consent of Verstegen accountants en adviseurs*
15.5	Consent of KDA Audit Corporation*
15.6	Consent of Maria Negyessy*
15.7	Consent of Ziv Haft, registered certified public accountants (Isr.) BDO member firm*

* Filed herewith.

(1) Incorporated by reference to the registration statement on Form F-1 (File No. 333-8858) filed with respect to the registrant’s American Depositary Shares.

(2) Incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.

(3) Incorporated by reference to Exhibit 99.2 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.

(4) Incorporated by reference to the annual report on Form 20-F for the 2008 fiscal year filed by the registrant with the Securities and Exchange Commission on April 27, 2009.