Form 20-F
period 2012-12-31
FORMULA SYSTEMS (1985) LTD
filed 2013-05-14
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

As of December 31, 2012, the registrant had 13,596,000 outstanding ordinary shares, NIS 1 par value, of which 768,559 were represented by American Depositary Shares.

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

Yes ☒ No ☐

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

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with Untied States generally accepted accounting principles, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. References to the Israeli CPI refer to the Israeli consumer price index. In accordance with Accounting Standards Codification, or ASC, 360, “Property, Plant and Equipment” and following the sale of our entire shareholdings in nextSource Inc., or nextSource, in October 2009, nextSource’s results of operations, assets and liabilities were classified as attributed to discontinued operations and as a result, we have reclassified certain figures in our financial statements relating to prior periods.

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any previous filling with the Securities and Exchange Commission, or the SEC, you may read the document itself for a complete recitation of its terms.

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

The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derive the consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012, and the consolidated balance sheet data as at December 31, 2011 and 2012, from our audited consolidated financial statements included elsewhere in this annual report. The consolidated statement of operations data for the years ended December 31, 2008 and 2009 and the consolidated balance sheet data at December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements not included in this annual report. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data:

	Year ended December 31,
	2008	2009	2010	2011	2012
	(U.S. dollars in thousands, except share and per share data)

Revenues	$503,243	$469,390	$549,694	$640,617	$744,731
Cost of revenues	373,775	352,283	412,463	492,886	564,803
Gross profit	129,468	117,107	137,231	147,731	179,928

Research and development costs, net	6,564	4,430	5,503	5,148	12,349
Selling, general and administrative expenses	90,451	77,322	84,510	93,340	110,758
Other expenses (income), net	580	(1,668)	231	(207)	(174)
Operating income	31,873	37,023	46,987	49,450	56,995

Financial expenses, net	(5,908)	(231)	(4,371)	(6,500)	(6,672)
Gain (loss) on realization of investments, net	(337)	-	-	-	-
Income before taxes on income	25,628	36,792	42,616	42,950	50,323

Taxes on income	(3,279)	(8,305)	(6,544)	(5,689)	(6,583)
Equity in gains (losses) of affiliated companies, net	(216)	(335)	(1,070)	25,870	3,744
Income from continuing operations	22,133	28,152	35,002	63,131	47,484

Net income from discontinued operations	555	4,878	-	-	-
Net income	22,688	33,030	35,002	63,131	47,484

Change in redeemable non-controlling interests	-	-	-	-	(898)
Net income attributable to non-controlling interests	10,819	13,954	16,623	20,169	24,352
Net income attributable to Formula’s shareholders	11,869	19,076	18,379	42,962	24,030

	Year ended December 31,
	2008	2009	2010	2011	2012
	(U.S. dollars in thousands, except share and per share data)

Net earnings per share generated from continuing operations:
Basic	0.84	1.08	1.37	3.17	1.78
Diluted	0.84	1.04	1.36	3.11	1.72

Net earnings per share generated from discontinued operations:
Basic	0.04	0.37	-	-	-
Diluted	0.04	0.36	-	-	-

Total net earnings per share:
Basic earnings	0.88	1.45	1.37	3.17	1.78
Diluted earnings	0.88	1.4	1.36	3.11	1.72

Weighted average number of shares outstanding (in Thousands):
Basic	13,200	13,200	13,282	13,514	13,596
Diluted	13,200	13,564	13,523	13,669	13,790

Balance Sheet Data:

	December 31,
	2008	2009	2010	2011	2012
	(U.S. dollars in thousands)
Total assets	$596,622	$566,439	$623,767	$671,137	$880,920
Total liabilities	319,252	271,125	289,383	318,949	412,502
Equity	277,370	295,314	334,384	352,188	468,418

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

Our business depends on the overall demand for information technology, or IT, from, and on the economic health of, our current and prospective customers. In addition, the demand for our products and services is discretionary and may involve a significant commitment of capital and other resources. Economies throughout the world currently face a number of economic challenges, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. Notwithstanding the improving economic conditions in some of our markets, many companies are still cutting back expenditures or delaying plans to add additional personnel or systems. Continued challenging economic conditions in many of our markets, or a reduction in the level of IT, capital spending and investment in IT projects by our existing and potential customers even where economic conditions improve, could adversely impact our business, results of operations and financial condition in a number of ways, including longer sales cycles, slower adoption of new technologies and increased price competition for our products and services . We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets remain uncertain or weaken further, our business, operating results and financial condition may be materially adversely affected.

If existing customers do not make subsequent purchases from us and continue using our solutions and services or if our relationships with our largest customers are impaired, our revenue and profitability could be negatively affected

The loss of any of our major customers or a decrease or delay in orders or anticipated spending by such customers could reduce our revenues and profitability, due to our reliance on such customers. Our customers could also engage in business combinations, which could increase their size, reduce their demand for our products and solutions as they recognize synergies or rationalize assets, and increase or decrease the portion of our total sales concentration with respect to any single customer.

For example, five customers of one of our three significant subsidiaries— Sapiens— and its subsidiaries accounted for 33% of Sapiens’ consolidated revenues (or 5% of our consolidated revenues), in 2012. One significant customer of another significant subsidiary—Magic Software— accounted for 19% of its consolidated revenues in 2012 (or 3% of our consolidated revenues). There can be no assurance that the existing customers of our significant subsidiaries will enter into new project contracts with us or that they will continue using our technologies and IT services. A significant decline in our revenue stream from existing customers would have an adverse effect on our operating results.

If we are unable to effectively control our costs while maintaining our customer relationships, our business, results of operations and financial condition could be adversely affected.

It is critical for us to appropriately align our cost structure with prevailing market conditions, to minimize the effect of economic downturns on our operations, and in particular, to continue to maintain our customer relationships while protecting profitability and cash flow. If we are unable to align our cost structure in response to economic downturns on a timely basis , then our financial condition, results of operations and cash flows may be negatively affected.

Conversely, adjusting our cost structure to fit economic downturn conditions may have a negative effect on us during an economic upturn or periods of increasing demand for our IT solutions. If we have too aggressively reduced our costs, we may not have sufficient resources to capture new IT projects and meet customer demand. If, for example, during periods of escalating demand for our products, which we experienced during the 2011 and 2012 fiscal years, we are unable to add engineering and technical staff capacity quickly enough to meet the needs of our customers, they may turn to our competitors making it more difficult for us to retain their business. Similarly, if we are unable for any other reason to meet delivery schedules, particularly during a period of escalating demand, our relationships with our customers could be adversely affected. If we are unable to effectively manage our resources and capacity to capitalize on periods of economic upturn, there could be a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are not able to accurately predict and rapidly respond to market developments or customer needs, our competitive position may be impaired.

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

We have established relationships with strategic partners to provide an international marketing presence and name recognition, as well as the resources necessary to implement many of our IT services. We are dependent upon our strategic partners for the marketing and sale of certain of our proprietary software solutions. Typically, our arrangements with our strategic partners do not require them to purchase specified amounts of products or prevent them from selling non-competitive products If we cannot maintain our existing relationships with these partners, if our partners encounter financial difficulties, if we fail to establish effective, long-term relationships with additional partners, or if our partners enter into relationships with our competitors, our ability to market our proprietary software solutions in international markets may be limited. If this happens, our growth, if any, might be delayed or slowed. As a result, our business, financial condition, and results of operations could be seriously harmed.

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

Our development cycles are lengthy, we may not have the resources available to complete development of new solutions and enhancements and modifications of our current solutions and we may incur significant expenses before we generate revenues, if any, from new solutions or such enhancements or modifications.

Because a significant portion of our solutions is complex and requires rigorous testing, development cycles can be lengthy, taking us up to two years to develop and introduce new, enhanced or modified products. Moreover, development projects can be technically challenging and expensive. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. There can be no assurance that we will have sufficient resources to make such investments or that these investments will bring the full advantages or any advantage as planned.

Our sales cycle is variable, depends upon many factors outside our control, and could cause us to expend significant time and resources prior to earning associated revenues.

The typical sales cycle for our solutions and services is lengthy and unpredictable, requires pre-purchase evaluation by a significant number of persons in our customers’ organizations, and often involves a significant operational decision by our customers. Our sales efforts involve educating our customers and industry analysts about the use and benefits of our products, including the technical capabilities of our products and the potential cost savings achievable by organizations deploying our solutions. Customers typically undertake a significant evaluation process, which frequently involves not only our products, but also those of our competitors and can result in a lengthy sales cycle. We spend substantial time, effort and money in our sales efforts without any assurance that such efforts will produce any sales.

If we fail to locate, successfully compete for and consummate suitable acquisitions and investments, we may be unable to grow or maintain our market share.

As part of our strategy, we intend to pursue acquisitions of, and investments in, other businesses, particularly businesses offering products, technologies and services that are complementary to ours and are suitable for integration into our business. We cannot assure you that we will be able to locate suitable potential acquisition or investment opportunities in Israel or internationally, or if we do identify suitable candidates, that at the conclusion of related discussions and negotiations, we will be able to consummate the acquisitions or investments on terms which are favorable to us. If and when acquisition or investment opportunities arise, we expect to compete for these opportunities with other established and well-capitalized entities and we cannot guarantee that we will succeed in such competition on terms which remain favorable to us. If we fail to consummate further acquisitions or investments in the future, our ability to grow or to even maintain our market share may be harmed.

Any future acquisitions of, or investments in, companies or technologies, especially those located outside of Israel, may distract our management, disrupt our business and may be difficult to finance on favorable terms.

As described above, our strategy includes selective acquisitions of, and investments in, companies offering products, technologies and services to grow our revenues and increase our customer base. For example, in January 2012, our subsidiary Matrix acquired a 60% interest in Exzac Inc., a U.S. based company in the field of risk management for financial institutions that deals in commerce, and which specializes in application services for enterprise fraud management. In August 2011, our subsidiary Sapiens acquired IDIT I.D.I. Technologies Ltd., or IDIT, and FIS Software Ltd., or FIS, and in April 2010, it acquired Harcase Software Limited, or Harcase (Canada). As a further example, In July 2012, our subsidiary Magic acquired an 80% interest in Comm-IT Group, which includes CommIT Technology Solutions Ltd. and CommIT Software Ltd. This group is a software and systems development house that specializes in providing advanced IT and communications services and solutions. We face the risk that businesses we may acquire in the future may ultimately fail to further our strategies. In addition, we may not be able to successfully integrate acquired technologies and achieve expected synergies or take advantage of the increase in our customer base. Further, we may not be able to retain the key employees that may be necessary to operate the businesses we acquired and may acquire and we may not be able to timely attract new skilled employees and management to replace them. Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to a failure to do so. Even when an acquired company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible challenges that might arise with respect to such products. An acquisition may also involve accounting charges and/or amortization of significant amounts of intangible assets, which would adversely affect our ability to achieve and maintain profitability. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

Any acquisition or investment in a company located outside of Israel poses additional risks, including risks related to the monitoring of a management team from a great distance and the need to integrate a potentially different business culture. Our failure to successfully integrate such a newly acquired business or such an investment could harm our business.

We may furthermore need to raise capital in connection with any such acquisition or investment, which we would likely seek via public or private equity or debt offerings. The issuance of equity securities pursuant to any such financing could be dilutive to our existing shareholders. The issuance of equity securities by our any of our significant subsidiaries pursuant to any such financing could be dilutive to our existing interest in these subsidiaries. If we raise funds through debt offerings, we may be pressured in serving such debt. If we use cash or debt financing, our financial liquidity will be reduced, the holders of our debt may have claims on our assets ahead of holders of our ordinary shares and our business operations may be restricted by the terms of any debt. Our ability to raise capital in this manner also depends upon market and other conditions, many of which are beyond our control. Due to unfavorable conditions, we could be required to seek alternative financing methods, such as bank financings, which involve borrowing money on terms which are not favorable to us. Difficulties in raising equity capital or obtaining debt financing on favorable terms, or the unavailability of financing, including bank borrowings, may hinder our ability to implement our strategy for selective acquisitions and investments.

Our future results could be adversely affected by an impairment of the value of certain intangible assets.

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill (not be amortized) and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. If our goodwill or capitalized software development costs are deemed to be impaired in whole or in part due to adverse changes in the value that we expect to realize from these assets, or if we fail to accurately predict the useful life of the capitalized software development costs, we could be required to reduce or write off such assets, which would require us to recognize additional expense in our statements of operations, thereby adversely affecting our operating results and causing a reduction in our shareholders’ equity. The assets listed in our consolidated balance sheets as of December 31, 2012 include, among other things, goodwill amounting to approximately $327 million, capitalized software development costs, net, amounting to approximately $33 million and other intangible assets (comprised mainly of customer related intangible assets and acquired technology) amounting to approximately $41 million.

Under Accounting Standards Update, or ASU, 2011-08, “Testing Goodwill for Impairment,” codified in ASC 350 “Intangibles – Goodwill and Other,” issued by the Financial Accounting Standards Board, or FASB, in September 2011, which was effective beginning January 1, 2012, we may first assess qualitative factors to determine whether it is necessary to perform a two-step quantitative goodwill impairment test. We need not calculate the fair value of a reporting unit unless we determine, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.

Should a goodwill impairment test that we conduct disclose that there has been a permanent impairment of a material part of the value of goodwill, it would be necessary to write-off such amount, and this could materially adversely affect our results of operations.

During the years ended December 31, 2010, 2011 and 2012, no impairment was required for any of our reporting units and no impairment losses were identified for these intangible assets and software products.

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

We intend to continue to focus our efforts on selling proprietary software solutions in international markets and to devote significant resources to these efforts. If we are unable to continue achieving market acceptance for our solutions or continue to successfully penetrate international markets, our business will be harmed. In 2011 and 2012, we received approximately 24% and 33% of our consolidated revenues, respectively, from customers located outside of Israel. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including:

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

We may encounter significant difficulties in connection with the sale of our products and services in international markets as a result of one or more of these factors and our business, results of operations and financial condition could be adversely affected

If we fail to address the strain on our resources caused by changes in our company, we will be unable to effectively manage our business.

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

Our future success depends on our ability to attract, motivate and retain highly qualified professional employees, including senior management. In order to achieve our objectives, we may need to hire additional qualified software, administrative, operational, sales and technical support personnel. Furthermore, because part of our software solutions are considered highly complex and are generally used by our customers to perform critical business functions, we depend heavily on skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. In addition, serving several new customers or implementing several new large-scale projects in a short period of time may require us to attract and train additional IT professionals at a rapid rate. We may face difficulties identifying and hiring qualified personnel. Although we are heavily investing in training our new employees, we may not be able to train them rapidly enough to meet the increasing demands on our business. Our inability to hire, train and retain the appropriate personnel could increase our costs of retaining a skilled workforce and make it difficult for us to manage our operations, meet our commitments and compete for new projects. Furthermore, we may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. We expect to recruit most of our software and systems personnel in Israel, where the market for qualified personnel is quite competitive. We may not be able to compete effectively for the personnel that we need. In addition, our operations are dependent on the efforts of certain key management. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our business.

Our business involves long-term, large projects, some of which are fixed-price projects that involve uncertainties, such as estimated project costs and profit margins.

A significant portion of our business is characterized by relatively large projects or engagements that can have a significant impact on our total revenue and cost of revenue from quarter to quarter, and we derive a significant portion of our revenues from engagements on a fixed-price basis with delivery requirements spanning over more than one year. A high percentage of our expenses, particularly employee compensation, are relatively fixed. Therefore, a variation in the timing of the initiation, progress or completion of projects or engagements can cause significant variations in operating results from quarter to quarter. In addition, we may agree to a price before design specifications are finalized, which could result in a fixed price that is too low, resulting in lower margins or losses to us. As our projects can be highly complex, we may not be able to accurately estimate our actual costs of completing a fixed-project. If our actual cost-to-completion of these projects differs significantly from the estimated costs, we could experience a loss on the related contracts, which would have a material adverse effect on our results of operations, financial position and cash flow. Similarly, delays in executing client contracts may affect our revenue and cause our operating results to vary widely. In addition, a significant portion of our solutions solutions are delivered over periods of time ranging from several months to a few years. Payment terms are generally based on periodic payments or on the achievement of milestones. Any delays in payment or in the achievement of milestones may have a material adverse effect on our results of operations, financial position or cash flows.

If our tools or solutions do not function efficiently, we may incur additional expenses.

In the course of providing our software products, we continually conduct testing to detect the existence of failures, errors and defects. Testing for errors or defects is complicated because it is difficult to simulate the breadth of operating systems, user applications and computing environments that our customers use and since some of our software products themselves are increasingly complex they may contain errors that can be detected at any point in their life cycle. We have instituted a quality assurance procedure for correcting errors and defects in our tools. The amount of failures, errors and defects detected to date, and the cost of correcting them, have not been significant. However, if our products fail to function efficiently or if errors and defects are detected in our tools in the future, we might incur significant expenditures in an attempt to remedy the problem, and our reputation with users of our products and services may also be harmed. In addition, errors or defects in our products could result in delayed or lost revenue, claims against us, diversion of development resources and increased service, warranty and insurance costs. In addition, time-consuming implementations may also increase the number of services personnel we must allocate to each customer, thereby increasing our costs and adversely affecting our business, results of operations and financial condition.

Our standard products and services contracts with our customers contain provisions designed to limit our exposure to potential liability claims that may not be effective or enforceable under the laws of some jurisdictions. Also, the professional and errors and omissions liability insurances that we maintain may not be sufficient against potential claims. Accordingly, The adverse consequences of, and expenses related to, failures, errors and defects could have a material adverse effect on our business, operating results, and financial condition.

Failure to meet customer expectations with respect to the implementation and use of our solutions or damage caused by our solutions to our customers’ information systems could result in negative publicity, reduced sales and diversion of resources, may cause the cancellation of our contracts and may subject us to liability claims, all of which would harm our business, results of operations, financial condition and growth prospects.

We generally provide our customers with upfront estimates regarding the duration, budget and costs associated with the implementation of our products. Implementation of some of our solutions is complex and meeting the anticipated duration, budget and costs often depends on factors relating to our customers or their other vendors. We may not meet the upfront estimates and expectations of our customers for the implementation of products as a result of our products’ capabilities or service engagements by us, our system integrator partners or our customers' IT employees. Consequently, if we fail to meet upfront estimates and the expectations of our customers for the implementation of our products, our reputation could be harmed, which could adversely affect our ability to attract new customers and sell additional products and services to existing customers..

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

For example, on August 21, 2011, following Sapiens’ acquisition of all of the outstanding shares of FIS and IDIT which was mainly financed by the issuance of Sapiens shares, we lost our controlling interest in Sapiens, resulting in the deconsolidation of Sapiens’ results from our financial statements. As a result of Sapiens’ acquisition of FIS and IDIT, our interest in Sapiens was diluted from 75.6% to 42.2%. The gain recognized in 2011 in relation of our loss of control in Sapiens amounted to $ 25.8 million and is presented in our income statement in the item “equity in gains of affiliated companies, net”. By December 31, 2011, our interest in Sapiens outstanding common shares increased to 47.3%.

On January 27, 2012, we consummated the purchase of Sapiens common shares from two former shareholders of FIS and IDIT (Sapiens' recently acquired companies) and others, resulting in an increase in our interest in Sapiens' outstanding common shares from 47.3% to 52.1%, following which we regained control over Sapiens. As a result, a gain in an amount of $ 3.4 million was recorded during 2012 and is presented in our income statement in the item “equity in gains of affiliated companies, net”.

From August 21, 2011 until January 27, 2012, Sapiens’ results of operations were reflected in our results using the equity method of accounting.

On March 11, 2013 Sapiens filed a prospectus with the Securities and Exchange Commission, using a “shelf” registration process. Under this process, Sapiens may from time to time offer and sell its common shares, in one or more offerings, up to a total amount of $40 million. In addition, under this process, the Sapiens' selling shareholders may from time to time offer and sell up to 6,000,000 of Sapiens common shares in one or more offerings.

While we currently maintain control over Sapiens, there can be no assurance that we will retain our majority interest in Sapiens or in any of our other subsidiaries.

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

Our success and ability to compete are substantially dependent upon our ability to protect our proprietary developed technology. Substantially all of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. In general, we have relied on a combination of contractual provisions, technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our proprietary know-how. We do not have any registered patents. We believe that due to the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as unpublished copyright works. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, we attempt to protect trade secrets and other proprietary information through non-disclosure agreements with employees, consultants and distributors. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful. Our failure to protect our rights, or the improper use of our products by others without licensing them from us could have a material adverse effect on our results of operations and financial condition. In some cases, we have placed, and in the future may place, certain of our software in escrow. The software may, under specified circumstances, be made available to our customers. From time to time, we also provide our software directly to customers. This may increase the likelihood of misappropriation or other misuse of our software.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access.  While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. To date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

Maintaining the security of our products, computers and networks is a critical issue for us and our customers. Security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. In addition, hackers also develop and deploy viruses, worms and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Additionally, outside parties may attempt to fraudulently induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers’ data. These potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees, our customers or the individuals affected to a risk of loss or misuse of this information, result in litigation and potential liability or fines for us, damage our brand and reputation or otherwise harm our business.

If our products experience data security breaches, or there is unauthorized access to our customers' data, we may lose current or future customers and our reputation and business may be harmed.

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

Our widespread operations have significantly strained our management, operational and financial resources in the past. Any future growth may increase this strain. To manage future growth effectively, we may:

Our widespread operations have significantly strained our management, operational and financial resources in the past. Any future growth may increase this strain. To manage future growth effectively, we may:

•	Expand our operational, management, financial, marketing and research and development functions;

•	Train, motivate, manage and retain qualified employees; and

•	Hire additional personnel.

We may not succeed in managing future growth, which could adversely affect our business, results of operations and financial condition.

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

	NASDAQ		Tel Aviv Stock Exchange*
	In US$		In NIS		In US$
Year	High	Low	High	Low	High	Low
2012	17.47	13.55	69.21	54.41	17.83	13.59
2011	20.49	11.14	75.57	43.94	20.55	11.81
2010	18.92	10.82	68.98	40.21	18.21	10.77
2009	12.10	3.59	44.12	16.16	11.22	4.11
2008	14.14	4.99	47.78	17.53	13.32	4.89

_________________

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

Our quarterly and annual revenues, gross profit, net income and results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations:

•	general global economic conditions;

•	acquisitions and dispositions of, and consolidation of, our subsidiaries;

•	the size, time and recognition of revenue from significant contracts;

•	timing of product releases or enhancements;

•	timing of contracts;

•	timing of completion of specified milestones and delays in implementation;

•	changes in the proportion of service and license revenues;

•	price and product competition;

•	market acceptance of our new products, applications and services;

•	increases in selling and marketing expenses, as well as other operating expenses;

•	currency fluctuations; and

•	consolidation of our customers.

A substantial portion of our expenses, including most product development and selling and marketing expenses must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. The gross margins of our individual subsidiaries vary both among themselves and over time. As a result, changes in the revenue mix from these subsidiaries may affect our quarterly operating results. In addition, we may derive a significant portion of our net income from the sale of our investments or the sale of proprietary software technology. These events do not occur on a regular basis and their timing is difficult to predict. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, it is possible that our quarterly and annual results of operations may be below the expectations of public market analysts and investors. If this happens, the prices of our ordinary shares and ADSs will likely decrease.

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

Our ordinary shares are traded on the TASE and our ADSs were traded on the NASDAQ Global Market until January 3, 2011, at which date the listing of our ADSs was transferred to the NASDAQ Global Select Market. Trading in our ordinary shares and ADSs on these markets takes place in different currencies (dollars on the NASDAQ Global Select Market and NIS on the TASE), and at different times (resulting from different time zones, different weekly trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares and ADSs on these two markets may differ due to these and other factors (see the risk factor titled “The market price of our ordinary shares and American Depositary Shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all” above for an example thereof). On the other hand, any decrease in the trading price of our ordinary shares or ADSs, as applicable, on one of these markets could likely affect— and cause a decrease in— the trading price on the other market.

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

If we are unable to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned and our share price may suffer.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and on our executives and directors. To comply with this statute, we are required to document and test our internal control over financial reporting, and our independent registered public accounting firm must issue an attestation report on our internal control procedures, and our management is required to assess and issue a report concerning our internal control over financial reporting. Our efforts to comply with these requirements have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could adversely affect our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

We are incorporated under the laws of, and our headquarters and principal research and development facilities are located in, the State of Israel, and approximately 76% and 67% of our consolidated revenues in 2011 and 2012, respectively were generated from the Israeli market. As a result, we are directly influenced by the political, economic and military conditions affecting Israel. In addition, several countries still restrict business with Israel and with companies doing business in Israel. These political, economic and military conditions in Israel, and business restrictions, could have a material adverse effect on our business, financial condition, results of operations and future growth.

Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain and although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity through 2012. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease.

Recent political uprisings and social unrest in various countries in the Middle East and North Africa are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised new concerns regarding security in the region and the potential for armed conflict. Among other things, this instability may affect the global economy and marketplace through changes in oil and gas prices. In addition, Iran has publicly threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence (including through the provision of funding and other support) among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may negatively affect Israel. Continued hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our Common Shares. Further escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.

Some of our employees in Israel are obligated to perform military reserve duty, currently consisting of approximately 30 days of service annually (or more for reserves officers or non-officers with certain expertise). Additionally, they are subject to being called to active duty at any time upon the outbreak of hostilities. While we have operated effectively under these requirements since the establishment of Sapiens, no assessment can be made as to the full impact of such requirements on our business or work force and no prediction can be made as to the effect on us of any expansion of such obligations.

The tax benefits available to us from government programs may be discontinued or reduced at any time, which would likely increase our taxes.

Certain of our subsidiaries are currently eligible to receive tax benefits under programs of the Government of Israel. In order to maintain their eligibility for these tax benefits, these subsidiaries must continue to meet specific requirements. If they fail to comply with these requirements in the future, such tax benefits may be cancelled. We cannot assure you that these programs and tax benefits will continue at the same level in the future. Therefore, if these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits. For more information about the tax benefit programs see Item 10.E “Additional Information – Taxation.”

Fluctuations in foreign currency values may affect our business and results of operations.

Due to our extensive operations and sales in Israel, most of our revenues and expenses from our IT services are denominated in NIS. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars in accordance with ASC 830. Therefore, we are exposed to the risk that a devaluation of the NIS relative to the dollar will reduce our revenue growth rate in dollar terms. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently denominated in other currencies, particularly the Euro, Japanese Yen , British Pound and South African Rand, while a substantial portion of our expenses relating to the proprietary software products and related services, principally salaries and related personnel expenses, is denominated in NIS. As a result, the depreciation of the Euro, Japanese Yen, British Pound or South African Rand relative to the U.S. dollar reduces our dollar recorded revenues from sales of our proprietary software products and related services that are denominated in those currencies and thereby harms our results of operations. In addition, the appreciation of the NIS relative to the dollar increases the dollar recorded value of expenses that we incur in NIS in respect of such proprietary software products sales, and, therefore, could adversely affect our results of operations and harm our competitive position in the markets. The depreciation (appreciation) of the dollar in relation to the NIS (based on the change in the exchange rate reported by the Bank of Israel from the start to the conclusion of each year) amounted to 6.4%, (7.1)% and 2.36% for the years ended December 31, 2010, 2011 and 2012, respectively. Rises in the inflationary rate in Israel further increase the dollar cost of our NIS-based operating expenses and adversely impact the profits that we realize from our proprietary software products sales. The Israeli rate of inflation amounted to 2.7%, 2.2% and 1.6% for the years ended December 31, 2010, 2011 and 2012, respectively. To date, although we have engaged with certain hedging transactions, these transaction are not considered to be significant. In the future, we may enter into more or larger currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the NIS against the dollar, or the Euro, Japanese Yen British Pound and South African Rand against the dollar, and from fluctuations in the Israeli inflation rate. However, we cannot assure you that these measures will adequately protect us from the material adverse effects described above. For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects—Overview—Our Functional and Reporting Currency.”

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

As a foreign private issuer whose ADSs are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Listing Rules of the NASDAQ Stock Market. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, or on its website, each such requirement that it does not follow and describe the home country practice followed by the issuer in lieu of any such requirement. In keeping with these leniencies, we have elected to follow home country practice with regard to, among other things, composition of our board of directors, director nomination procedure, compensation of officers, quorum at shareholders’ meetings and timing of our annual shareholders’ meetings. We have furthermore elected to follow our home country law, in lieu of those rules of the NASDAQ Stock Market that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders and ADS holders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

We believe that we were not a PFIC in 2012 and currently expect that we will not be a PFIC in 2013. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2013 or in a future taxable year. Rules similar to those applicable to gains derived from the disposition of our ordinary shares or ADSs also apply to certain “excess distributions.” A decline in the value of our ordinary shares or ADSs could result in our company being classified as a PFIC. U.S .investors should consult with their own tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares or ADSs. For a discussion of how we might be characterized as a PFIC and related tax consequences, see “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations.”

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Both our legal name and our commercial name is Formula Systems (1985) Ltd. We were incorporated in Israel on April 2, 1985. We maintain our principal executive offices at 5 Haplada Street, Or Yehuda 60218, Israel and our telephone number is 011-972-3-5389487. Our agent in the United States is Corporation Service Company and its address is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. In 1991, we completed the initial public offering of our ordinary shares on the TASE. In October 1997, we completed the listing of our ADSs on the NASDAQ Global Market. As of January 3, 2011 our ADSs have been listed on the NASDAQ Global Select Market.

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

We have adopted a strategy of seeking opportunities to realize gains through the selective sale of investments and interests in our subsidiaries and affiliates to outside investors. We believe that this strategy provides us with capital to support the growth of our interest in our remaining subsidiaries, as well as provide us the opportunity to pursue new acquisitions of, and investments in, other businesses, particularly businesses offering products, technologies and services that are complementary to ours and are suitable for integration into our business therefore increasing value for our shareholders (and ADS holders). We expect to continue to develop and enhance the products, services and solutions of our subsidiaries, and to continue to pursue additional acquisitions of, or investments in, companies that provide IT services and proprietary software solutions.

Capital Expenditures and Divestitures

Our principal investment and divestiture activities and related financing activities since the start of our 2010 fiscal year are described below. For additional information relating to our investment, divestiture and financing activities during 2011 and 2012, see “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources.”

Changes in our percentage ownership of Sapiens. As a result of our subsidiary Sapiens’ issuance of 17,500,000 of its ordinary shares as consideration for its acquisition of FIS and IDIT on August 21, 2011, our percentage interest in Sapiens decreased from 75.6% to 42.3%. Both prior to, and subsequent to, such acquisition, we have increased our investment in Sapiens, acquiring additional ordinary shares of Sapiens in private transactions that have raised our beneficial ownership to 47.3% and 56.6% of Sapiens’ outstanding share capital as of December 31, 2011 and 2012, respectively. Pursuant to our acquisitions of Sapiens ordinary shares, we have invested an aggregate of $1.8 million, $11.6 million and $11.7 million in 2010, 2011 and 2012, respectively. The source of such funds has been our working capital and a bank loan.

Changes in our percentage ownership of Magic Software. During 2012, we have increased our investment in Magic Software, acquiring additional ordinary shares of Magic Software in private transactions that have raised our beneficial ownership to 52.3% of Magic Software’s outstanding share capital as of December 31, 2012. Pursuant to our acquisitions of Magic Software’s ordinary shares, we have invested an aggregate of $2.3 million in 2012. The source of such funds has been our working capital and a bank loan.

Changes in our percentage ownership of Matrix. During 2012, we have increased our investment in Matrix, acquiring additional ordinary shares of Matrix in private transactions that have raised our beneficial ownership to 50.11% of Matrix outstanding share capital as of December 31, 2012. Pursuant to our acquisitions of Matrix ordinary shares, we have invested an aggregate of $0.4 million in 2012. The source of such funds has been our working capital and a bank loan.

Acquisition of US risk management company by Matrix. In January 2012, our subsidiary Matrix acquired 60% of the EXZAC Company, a U.S. company in the field of risk management for financial institutions that deals in commerce, and which specializes in application services for enterprise fraud management. Matrix paid $6.9 million in the acquisition, while up to an additional $2.5 million of consideration may be payable by Matrix if the acquired company achieves certain targets over time. Exzac currently employs approximately 80 employees. The Purchaser (Matrix) and the seller hold mutual call and put options respectively for the remaining 40% interest. On December 19, 2012 Matrix exercised its option to acquire from one of the sellers 20% interest in Exzac Inc., for a total consideration of $ 5.0 million and an additional consideration determined based on a mechanism agreed between the parties which is based on the acquired business meeting certain operational targets in 2014. The purchaser (Matrix) and the remaining seller still hold mutual call and put options respectively for the remaining interest.

Acquisition of Israeli software and systems development house by Magic Software. In July 2012, our subsidiary Magic acquired an 80% interest in Comm-IT Group, which includes CommIT Technology Solutions Ltd. and CommIT Software Ltd. for a total consideration of $ 9.0 million, of which $ 5.0 million was paid upon closing and the remaining $ 4.0 million is to be paid during the next two years, of which, $ 1.4 million is contingent upon the acquired business meeting certain operational targets in 2012 and 2013, and $ 2.6 million in deferred payments. The Purchaser (Magic) and the seller hold mutual call and put options respectively for the remaining 20% interest Comm-IT Group is a software and systems development house that specializes in providing advanced IT and communications services and solutions.

Additional Acquisitions by Matrix. In 2012, Matrix completed the acquisition of additional activities for an aggregate total consideration of up to $9.4 million, of which, as of December 31, 2012, the fair value of the contingent consideration was approximately $0.3 million, which was contingent upon the acquired activities achieving certain future performance targets from 2012 through 2013.

Acquisition of application development infrastructure by Magic Software. In December 2011, Magic Software completed the acquisition of BluePhoenix's AppBuilder activity for s total consideration of $12.7 million. AppBuilder is a comprehensive application development infrastructure used by many Fortune 1000 enterprises around the world. This premier enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy and maintain large-scale, custom-built business applications.

Acquisition of software providers by Sapiens. On August 21, 2011, Sapiens completed the acquisition of all of the share capital of each of FIS and IDIT, for a consideration that consisted of $6.75 million in cash, 10,016,875 of Sapiens’ ordinary shares and warrants to purchase 1,000,000 of Sapiens’ common shares for FIS and 7,483,125 of Sapiens’ common shares for IDIT. The aggregate shares issued upon completion of the foregoing transactions constituted, immediately upon such completion, approximately 44.2% of Sapiens’ issued and outstanding share capital. In addition, options to purchase shares of IDIT and FIS were replaced at the closing with options to purchase an aggregate of 1,938,844 of Sapiens’ ordinary shares. An aggregate of 1,750,000 of Sapiens’ common shares that were issued as consideration in these transactions were deposited in escrow for 12 months, in connection with certain indemnification arrangements.

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

Acquisition of consulting and staffing business by a subsidiary of Magic Software. In February 2010, a subsidiary of Magic Software completed the acquisition of the consulting and staffing business of a US-based IT services company for a purchase price of approximately $13.7 million in cash, of which $8.6 million was paid in 2010, $2.1 million was paid in 2011 and the remaining $3.0 million was paid in 2012.

Acquisition of insurance software provider by Sapiens. In April, 2010, Sapiens acquired Harcase Software Limited (“Harcase”), for aggregate consideration of approximately $3 million in cash and 454,546 of Sapiens common shares. Harcase, is a Toronto-based provider of software solutions to the North American insurance industry that developed and delivered RapidSure – a component-based software solution designed for the North America P&C market, supporting a broad range of business lines, including homeowners, fleet insurance and specialty lines

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

The Formula Group

Formula is the parent company of subsidiaries and affiliates, which, as noted above, we refer to collectively (together with Formula) as the Formula Group. We currently hold a controlling interest in our subsidiaries through our equity holdings. We have the right to appoint a majority of the boards of directors of our subsidiaries through our equity holdings. We provide our subsidiaries with our management, technical expertise and marketing experience to help them to penetrate their respective markets.

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

Our Subsidiaries

Matrix

Matrix IT Ltd. is one of Israel’s leading integration and information technology services companies (based on Dun’s 100 “Israel’s Largest Enterprises 2012”). Matrix employs approximately 6,500 software, hardware, integration and training personnel, which provide advanced IT services to more than 550 customers in the Israeli market. Matrix also markets in Israel software and hardware products manufactured by a broad range of international manufacturers.

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

Magic Software

Magic Software Enterprises Ltd. develops, markets, sells and supports an application platform for developing and deploying business applications and business and process integration solutions and offers IT professional services,. Magic Software’s products and services are available through a global network of regional offices, independent software vendors, system integrators, distributors and value-added resellers, as well as original equipment manufacturers and consulting partners in approximately 50 countries. In addition to Magic Software’s proprietary technology, Magic Software also provides its customers with maintenance and technical support, as well as professional services and training.

Magic Software Technology

With over 30 years of experience in assisting software and enterprise companies worldwide to produce and integrate their business applications and thousands of customers and partners, Magic Software and its technology enable enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized to meet current and future needs. Magic Software’s development and deployment and integration products empower customers to dramatically improve their business performance and return on investment by enabling the affordable and rapid delivery and integration of business applications, systems and databases.

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

Magic Software is known for its meta data driven, code-free approach, allowing users to focus on business logic rather than technological requirements. This approach forms the driving principle of both the Magic xpa application platform (formerly branded uniPaas) and the Magic xpi integration platform (formerly branded iBOLT). Both Magic xpa and Magic xpi enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems:

•	Magic xpa Application Platform is a comprehensive Rich Internet Application (RIA) platform that supports all deployment models including client/server, RIA, mobile applications, cloud and Software-as-a-Service (SaaS). It uses a single development paradigm that handles all ends of the application development and deployment process including client and server partitioning and the inter-communicating layers and offers customers the power to choose how they deploy their applications, whether full client or web; on-premise or on-demand; in the cloud or behind the corporate firewall; software or mobile or SaaS; global or local.

By offering technology transparency, Magic xpa allows customers to focus on their business requirements rather than technological means. The Magic xpa single development paradigm significantly reduces the time and costs associated with the development and deployment of client/server as well as cloud-based applications including RIA, mobile and SaaS. Application owners can leverage their initial investment when moving from full client mode to cloud mode, and eventually modify these choices as the situation requires. Furthermore, enterprises can use cloud based Magic xpa applications in a SaaS model and still have their databases in the privacy of their own data centers. It also supports most hardware and operating system environments such as Windows, Unix, Linux and AS/400, as well as multiple databases. In addition, uniPaaS is interoperable with .NET and Java technologies.

Magic xpa can be applied to the full range of software development, from the implementation of micro-vertical solutions, through tactical application renovation and process automation solutions, to enterprise spanning SOA migrations and composite applications initiatives. Unlike most competing platforms, Magic xpa offers a coherent and unified toolset based on the same proven metadata driven and rules based declarative technology, resulting in unprecedented cost savings through fast and easy implementation and reduced project risk.

The Magic xpa application platform was acknowledged in Gartner’s 2012 Magic Quadrant for Application Infrastructure for Systematic SOA Application Projects as an “easy-to-develop platform, with substantial support for various nonfunctional requirements built in, and it is emerging as a highly capable Cloud enabled application platform (CEAP).”

•	Magic xpi Integration Platform is a graphical, wizard-based code-free solution delivering fast and simple integration and orchestration of business processes and applications. Magic xpi allows businesses to more easily view, access, and leverage their mission-critical information, delivering true enterprise application integration, or EAI, business process management system, or BPM, and SOA infrastructure. Magic xpi allows integration and interoperability of diverse solutions, including cloud-based business applications integration with on-premise as well as legacy applications, in a quick and efficient manner.

Increasing the usability and life span of existing legacy and other IT systems, Magic xpi allows fast enterprise application integration (EAI), development and customization of diverse applications, systems and databases, assuring rapid return on invested capital and time-to-market, increased profitability, and customer satisfaction. Magic Software offers special editions of Magic xpi targeted at specific enterprise application vendor ecosystems, such as SAP Business One, SAP R/3, SAP Business All-in-One, Oracle, JD Edwards, IBM i series, Salesforce.com, Lotus Notes and Lotus Domino, HL7 and Microsoft Dynamics CRM. These special editions contain specific features and pricing tailored for these market segments.

Magic Software also offers its AppBuilder Application Platform, which assists businesses in the manner described below:

•	AppBuilder Application Platform is a development environment used for managing, maintaining and reusing complicated applications needed by large businesses. It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily on legacy systems. Enterprises using AppBuilder can build, deploy and maintain large-scale custom-built business applications for years without being dependent on any particular technology. The deployment environments include IBM mainframe, Unix, Linux and Windows. AppBuilder is intended to increase productivity and agility in the creation and deployment of enterprise class computing.

AppBuilder follows the 4GL development paradigm to help enterprises focus on the business needs and definition and overlook technical hurdles. AppBuilder developers define the business roles and prior to deployment the code is generated from the development environment to the required run time environment. Several large Independent Software Vendors (“ISVs”) have built state of the art applications that are deployed through many customers. It implements a model driven architecture approach to application development and provides the ability to design an application at the business modeling level and generate forward to an application. AppBuilder has a platform-independent, business-rules language that enables generation to multiple platforms. It is possible to generate the client part of an application as Java and the server part as COBOL. As businesses change, the server part can be generated as Java without changing the application logic. Only a simple configuration option needs to be changed

Magic Software addresses the critical business needs of companies so that they are able to quickly respond to changing market forces and demands. Robust business solutions are created, deployed and maintained with unrivaled productivity and time-to-market results. Magic Software’s metadata driven application platform is aligned with modern application development theories and enables developers to create better solutions in less time and with fewer resources.

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

Magic Software offers fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design. Consulting services are aimed at both generating additional revenues and ensuring successful implementation of Magic xpa, Magic xpi, and Appbuilder projects through knowledge transfer.

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

Training. Magic Software conducts formal and organized training on its development tools. Magic Software develops courses, pertaining to its principal products, Magic xpa and Magic xpi, and provides trainer and student guidebooks. Course materials are available both in traditional, classroom courses and as web-based training modules, which can be downloaded and studied at a student’s own pace and location. The courses and course materials are designed to accelerate the learning process, using an intensive technical curriculum in an atmosphere conducive to productive training.

Vertical Solutions

Magic Software also develops, markets, and supports, through its subsidiaries and affiliates, vertical applications, including telecom infrastructure technologies, cargo handling and installation service.

•	Coretech Consulting Group LLC , Fusion Solutions LLC, Xsell Resources Inc. and the Comm-IT Group provide a broad range of IT consulting and staffing services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental staffing services to a wide variety of companies including Fortune 1000 companies. They have extensive knowledgeable of and have worked with virtually all types of telecom infrastructure technologies in wireless and wireline as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Their client list includes major global telecoms, OEM’s and engineering, furnish and installation service companies. The technical personnel that they provide generally supplement the in-house capabilities of their clients. Their approach is to make available to their clients a broad range of technical personnel to meet their requirements rather than focusing on specific specialized areas.

•	Hermes Logistics Technologies Ltd. develops and markets a comprehensive solution for air cargo handling, which is designed to increase productivity, improve efficiency and reduce costs. Hermes provides physical cargo handling, and cargo documentation through customs, seamless electronic data interchange (EDI) communications, special handling for dangerous goods, track and trace and security to billing. The Hermes system provides a complete and integrated solution encompassing all physical handling, documentation and messaging requirements, including real-time warehousing, service level profiling /monitoring, end-user guidance, tariff profiling, analysis, audits and reports. Hermes continued to develop the Hermes software solution for air cargo handling. HERMES Release 4.6 which was released in the beginning of 2013, incorporates new and advanced functionalities.

Markets and Customers

Magic Software markets and sells its products and related services in more than 50 countries worldwide. Industries that are significantly represented in the Magic Software’s community include finance, insurance, government, health care, logistics, manufacturing media, retail and telecommunications.

Sapiens

Sapiens International Corporation N.V. is a global provider of innovative software solutions for the financial services industry, with a focus on insurance. Sapiens offers its customers a broad range of software solutions and services, comprised primarily of:

•	Core software solutions for the Insurance industry – including Property & Casualty/General Insurance (“P&C”) and Life, Annuities, Pension and retirement (“L&P”) products;
•	Business decision management solutions for all financial services, including insurance, banking and capital markets; and
•	Project delivery and implementation of its mission critical solutions using best practices.

Sapiens operates in the traditional core insurance and financial services markets. Its history of working closely with insurance and financial services providers results in a deep understanding of these markets and their needs. Its target market includes both insurance carriers using legacy systems and those using new technologies and financial services providers.

Solutions for the Global Financial Industries, with a focus on Insurance

Sapiens focuses on delivering package-based software solutions that provide the financial services industry and, in particular, the insurance industry, with the ability to be more agile in the face of the new and changing business environment, while simultaneously reducing IT costs.

Sapiens offers its customers a range of package-based software solutions that are:

•	Comprehensive and function-rich, supporting generic insurance standards, regulation and processes by providing field proven functionality and best practices
•	Customizable to easily match specific business requirements and expandable/flexible architecture that allows quick functionality augmentation that permits use of Sapiens’ platform across different markets and regulatory regimes using our knowledge of insurance best practices
•	Based on model-driven architecture (incorporating “Service Oriented Architecture - SOA”) and engineered to provide streamlined secure processing, while maintaining total platform independence and system reliability.
•	Component-based and scalable in order to help our customers implement our software in their environments to better serve their clients and quickly respond to insurance regulatory and market changes that result in a rapid time to market.

The foregoing features of Sapiens insurance solutions offer a broad range of advantages to the operational environment of an organization and the ability to create new, added value through:

•	Rapid deployment of new insurance products by providing highly configurable software and offering the opportunity to achieve a competitive advantage in the P&C and L&P market by arriving to the market early with new products
•	System support for global expansion of the insurance business, allowing users of its solutions to leverage a single software solution to support operations globally while simultaneously addressing local requirements
•	Compliance with regulatory requirements by using configuration-based capabilities to easily introduce changes to the system to support complex insurance regulations
•	Support of multiple innovative channels to its customers’ clients, including mobile technologies, social media and internet to align with the shift of power to the consumer

•	Improvement of operational efficiency by providing full automation of insurance process, with configurable workflow, audit and control, streamlined insurance practices and easy integration and maintenance
•	Reduction of overhead for IT maintenance through easy-to-integrate solutions with flexible and modern architecture resulting in lower costs for ongoing maintenance, modifications, additions and integration
•	Prevention of claims leakage with a comprehensive, auditable approach to management of reinsurance programs
•	Modern architecture and technical design utilizing component-based and full service-oriented architecture to provide easy integration to all external sources, scalability and powerful performance

Sapiens Solution Offerings

Life, Pension & Annuity Solutions

Sapiens ALIS is a comprehensive L&P software solution for individual, group and worksite insurance products. ALIS provides comprehensive support for the complete policy lifecycle of all life insurance products from quotation and illustrations, through underwriting, insurance billing and servicing up to the claims management and exit processing.

Sapiens ALIS is a modular system and its functional components include all the components necessary for L&P insurers to manage their business. ALIS allows insurance carriers to manage their entire core business on a single ALIS platform and also to integrate ALIS with customers' other systems for the performance of a specific activity or domain.

Based on ALIS, Sapiens has also developed Sapiens ALIS Recordkeeping for Retirement Services: an end-to-end package-based software solution for record-keeping management for Defined Contribution Recordkeeping providers. Sapiens Recordkeeping solution offers a complete end-to-end support of the recordkeeping functionality, based on a modular deployment structure allowing flexibility on using specific modules and also seamlessly integrate with our customers' preferred systems/modules. Sapiens Recordkeeping for Retirement Services supports the full range of Defined Contribution retirement products, including among others, 401(k), ESOP and Profit Sharing and the associated plan variations, including ERISA, Non-ERISA, Safe Harbor, Taft Hartley and others.

Property & Casualty/General Insurance Solutions

Sapiens IDIT is a component based software solution, addressing the specific needs of general insurance carriers for traditional insurance, direct insurance, bancassurance and brokers markets, primarily in Europe and in the Asia-Pacific markets.

Sapiens IDIT integrates multiple front office and back office processes, including insurance product design, policy administration, underwriting, call center and remote users and partners, backed by fully secured internet-based capabilities. Sapiens IDIT supports a broad range of general, personal and commercial lines of business and provides a full set of components to support insurance core operations lifecycle from inception to renewal and claims. Modular software components can be customized to match specific insurance business requirements, while providing pre-configured functionality.

Sapiens RapidSure is a component-based software solution, designed specifically to meet the business and regulatory requirements of P&C insurance providers in North America. Sapiens RapidSure supports a broad range of general, personal and commercial lines of business, including homeowners, fleet insurance and specialty lines insurance products, and is designed to handle complex policies and high volume transactions. Sapiens RapidSure is based on SOA architecture which facilitates ease of integration with existing corporate and external systems such as ACORD and ISO. It offers a user friendly interface which allows insurance carriers to improve efficiency through ease of operation and provides a broad set of applications to support the P&C insurance core operations lifecycle.

Sapiens Reinsurance enables P&C/General Insurance carriers and brokers to handle all of their P&C/General reinsurance activities on a single platform, with full financial control and auditing support. By incorporating in-depth, fully automated functions readily adaptable to each company's business procedures, Reinsurance provides full financial control of the reinsurance practice, including support for all auditing requirements and regulatory reporting.

Business Decision Management Solutions:

Sapiens DECISION is an innovative business decision software solution which allows business professionals, with no IT skills, to design, simulate, implement, change, analyze, and visualize business logic that drives financial operations and compliance in a business-friendly format and environment. Sapiens DECISION is based on The Decision Model methodology, which Sapiens licenses under a long term license from the Decision Model Licensing LLC. The Decision Model is an innovative approach to business logic. When implemented properly, it can resolve the disparate nature of the logic across the organization to provide an enterprise management of logic. It allows a single representation of the logic across the organization and treats it as an enterprise asset.

Sapiens DECISION offers a way to maintain governance across all applications, across any rules engine or business process management system.

Sapiens Legacy Software Solutions

Insight for P&C is a software solution used by P&C carriers in several states in the United States. Insight for P&C has been customized to meet the particular business demands at the insurer level and the regulatory needs at the state level.

Insight for L&P enables L&P carriers in Israel to handle a wide range of L&P activities, particularly in Israel, which has specific regulatory requirements.

Insight for Closed Blocks is a solution for life and pension insurance companies that enables customers to efficiently and more effectively administer policies and claims relating to closed books of business, where products are no longer open to new business.

eMerge is a rules-based, model-driven architecture that enables the creation of mission critical core enterprise applications with little or no coding using agile methodologies. Sapiens’ technology is intended to allow customers to achieve legacy modernization and enterprise application integration.

Sapiens' Global Professional Services

Sapiens provides implementation and integration services to help its customers fully realize benefit from our software solutions. Some of the key advantages of Sapiens’ professional services are:

•	Project Delivery Experience. 30 years of field-proven project delivery of core system solutions for the insurance industry, based on best practices and accumulated experience.
•	Customer Integration: Using its know-how to help its customers deploy modern solutions while integrating these solutions with their legacy environment that must be supported.
•	Global Presence: Insurance and technology domain experts provide bandwidth of global professional services.

Sapiens’ implementation teams assist customers in building implementation plans, integrating its software solutions with their existing systems and defining business rules and specific requirements unique to each customer and installation.

Sapiens also partners with several leading system integration consulting firms to achieve scalable, cost-effective implementations for our customers. Sapiens has developed an efficient, repeatable methodology that is closely aligned with the unique capabilities of its solutions.

Sapiens service teams are experienced in both technology and insurance. This helps Sapiens develop strategic relationships with its customers, enhances information exchange and deepens its understanding of the needs of companies within the industry.

We provide a wide scope of services and consultancy around our core solutions, both in the stage of the initial project implementation as well as on-going additional services. Many of Sapiens’ customers use its services and expertise on an ongoing basis to assist them with various aspects of daily maintenance, ongoing system administration and additions of new enhancements to the solutions - and are considering Sapiens as a strategic partner for such services.

Additional IT services that Sapiens provides include custom-made solutions that help leading organizations meet the complex business challenges they are facing quickly and cost-effectively while extending and leveraging existing assets. Leveraging the knowledge Sapiens has obtained designing and implementing products such as ALIS, IDIT, RapidSure, Reinsurance and Sapiens DECISION, Sapiens offers innovative legacy modernization solutions, mobile application solutions, as well as a full range of application delivery services.

Sales and Marketing

Our subsidiaries conduct sales and marketing efforts primarily through division or product managers as well as through a global channel-network of ISVs, system integrators, value-added distributors and resellers, and OEM and consulting partners. In certain cases, the companies devote sales managers who, aided by their staffs, are responsible for ongoing customer relationships, as well as sales to new customers. Our sales teams are located at our offices in Israel, North America, the United Kingdom, Japan, Germany, Belgium, France, the Netherlands, Hungary, India, Australia and South Africa In addition, the IT services companies participate in competitive bidding processes, primarily for turnkey and government projects, as well as large IT services contracts. Our subsidiaries attend trade shows and exhibitions in the high technology markets, while further supplementing their sales efforts with space advertising and products and services listing in appropriate directories. In addition, our subsidiaries organize user group meetings for their customers, where new products and services are highlighted. We typically enter into strategic alliances and intend to pursue acquisitions in order to penetrate various international markets and promote sales of our proprietary software solutions in international markets.

Revenues Distribution Among Operating Segments

The following table summarizes our revenues generated by each of our directly held subsidiaries. Sapiens revenues reflect for 2011 only the period starting January 1, 2011 until August 21, 2011, the date on which Formula lost its controlling interest in Sapiens and for 2012 as of January 27, 2012, the date on which Formula gain its controlling interest in Sapiens.

	(U.S. dollars in thousands)
	Matrix	Sapiens	Magic	Total

2012	514,931	105,248	126,380	745,421
2011	491,144	36,515	113,328	640,987
2010	409,272	52,235	88,578	550,085

Geographical Distribution of Revenues

The following table summarizes our revenues classified by geographic regions of our customers, for the periods indicated:

	(U.S. dollars in thousands)
	Year ended December 31,
	2010	2011	2012

Israel	412,922	486,025	500,775
International:
United States	73,075	92,484	137,298
Europe	39,057	38,337	74,126
Other	24,557	23,731	32,532

Total	549,694	640,617	744,731

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

Matrix’s principal competitors in the domestic Israeli market are Israeli IT services companies and systems integrators, the largest of which are Ness Technologies Inc., Team-Malam, One-1, Taldor computer systems, Aman, the Elad Group, andYael . Matrix’s international competitors in the Israeli marketplace include HP and IBM. These international competitors often use local subcontractors to provide personnel for contracts performed in Israel. Most of these international entities are also business partners of Matrix.

Magic Software’s principal competitors in the market for the Magic xpa technology are Cordys, IBM, Microsoft, Adobe, Oracle, Progress Software, SAP Sybase and Antenna Software. The principal competitors in the market for Magic Software’s Magic xpi Business and Process Integration Suite are Microsoft BizTalk, Informatica, TIBCO, Talend, Pervasive and Software AG.

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

Examples of Sapiens’ competitors are:

•	Global software providers with their own IP

•	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry

•	BPO providers who offer end-to-end outsourcing of insurance carriers business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase Sapiens’ solutions for this purpose).

•	Internal IT departments, who often prefer to develop solutions in-house

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

Intellectual Property Rights

We do not hold any patents and rely upon a combination of trade secret, copyright and trademark laws and non-disclosure agreements, to protect our proprietary know-how. Our proprietary technology incorporates processes, methods, algorithms and software that we believe are not easily copied. Despite these precautions, it may be possible for unauthorized third parties to copy aspects of our products or to obtain and use information that we regard as proprietary. We believe that, because of the rapid pace of technological change in the industry generally, patent and copyright protection are less significant to our competitive position than factors such as the knowledge, ability and experience of our personnel, new product development and ongoing product maintenance and support.

Regulatory Impact

The global financial services industry served by Sapeins is heavily subject to government regulation, and is constantly changing as a result of regulatory changes. Financial services companies, and in particular, insurance companies, must comply with regulations such as the Sarbanes-Oxley Act, Solvency II, Retail Distribution Review (known as RDR) in the United Kingdom, the Dodd-Frank Act and other directives regarding transparency. In addition, many individual countries have increased supervision over local financial services and insurance companies. For example, in Europe, regulators and insurers have been very active, motivated by past financial crises and the need for pension restructuring. Distribution of policies is being optimized with the increasing use of Bank Assurance (selling of insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Increased activity such as that in Europe would generally tend to have a positive impact on the demand for our software solutions and services; nevertheless, insurers are cautiously approaching spending increases, and while many companies have not taken proactive steps to replace their software solutions in recent years, many of them are now looking for innovative, modern replacements to meet the regulatory changes and the demanding market trends.

Matrix’s IT business is positively impacted by regulatory reform and other regulatory changes with respect to banking, insurance and telecommunications in Israel, as such reforms and changes create demand for specific IT solutions, often in a set, short time frame. In particular, regulation on large financial institutions operating in the Israeli financial market was increased in the aftermath of the economic crisis of late 2008 and 2009, as a means of reducing the risk associated with the activities of such financial institutions. Israeli legislation passed in 2010 and 2011 increased the Israeli Securities Authority’s regulatory supervision over the offering of investment services and the ongoing administration of investment portfolios. This increased the demand for Matrix’s solutions for entities that became subject to such supervision. Banks’ entry into the sphere of offering advice with respect to pension, insurance and other financial products has also generated demand for Matrix’s IT solutions, given the increased supervision of the Israeli Securities Authority that is triggered by such activities, although the pace at which such demand has grown has been relatively slower. Enhanced disclosure requirements for banks and financial institutions in the Israeli market have also been generating demand for new IT solutions that Matrix offers.

Magic Software’s business has not been impacted to a material extent by government regulations.

C.	Organizational Structure

Formula is the parent company of the Formula Group.

The following table presents certain information regarding the control and ownership of our significant subsidiaries, as of May 1, 2013.

Subsidiary	Country of Incorporation	Percentage of Ownership
Matrix IT Ltd.	Israel	50.1%

Magic Software Enterprises Ltd.	Israel	52.3%

Sapiens International Corporation N.V.	Curaçao	57.2%

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

In addition, Magic Software leases office space in the United States, Europe, Asia and South Africa.

Matrix leases approximately 100,000 square feet of office space in Herzliya, Israel pursuant to a lease which expires on October 31, 2018. Matrix’s facility in Herzliya serves as Matrix’s corporate headquarters. In addition, Matrix leases an aggregate of approximately 372,450 square feet of office space in several other locations in Israel and in the United States.

Sapiens leases approximately 85,000 square feet of office space in Israel, of which 45,000 square feet of office space is located in Rehovot, Israel, which space serves as Sapiens’ corporate headquarters as well as its core research and development center. In addition Sapiens leases in the United States, approximately 9,200 square feet; in Canada, approximately 8,900 square feet; in the United Kingdom, approximately 14,000 square feet, in Belgium, approximately 3,400 square feet and in Japan, approximately 4,400 square feet. Sapiens’ lease of its corporate headquarters in Israel expires in July 2015; Sapiens has an option to terminate the lease early, upon 180 days prior notice, on each of July 31, 2013 and 2014. During 2012, Sapiens entered into a lease for 75,000 square feet in which it plans to consolidate all of its operations in Israel. The lease is for a term of eleven years and Sapiens have option to extend the term for an additional five years and Sapiens expects to occupy this space during the course of 2013.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Formula is the parent company of subsidiaries and affiliates, referred to collectively as the Formula Group. We are principally engaged, via our three publicly traded subsidiaries—Magic Software, Matrix and Sapiens—in which we hold a controlling interest (with respect to Sapiens, our controlling interest was lost from August 21, 2011, upon Sapiens’ acquisition of FIS and IDIT, until January 27, 2012), in providing software consulting services, developing proprietary software products and providing computer-based business solutions. We consolidate the results of operations of our subsidiaries in which we hold a controlling interest. We do not conduct independent operations at our parent company level. Our operating results are, and have been, directly influenced by the consolidation and cessation of consolidation of our subsidiaries, which could cause significant fluctuations in our consolidated operating results. Consequently, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and you should not rely on these comparisons as indications of our future performance.

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

Our functional and reporting currency

The currency of the primary economic environment in which we operate is the U.S. since most of our assets are denominated in dollars.. The functional currencies of our subsidiaries are the NIS and the dollar. Formula has elected to use the dollar as its reporting currency for all years presented.]

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

Critical Accounting Policies

In preparation of our financial statements in conformity with U.S. GAAP, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

We, derive our revenues through our three subsidiaries primarily from the sale of IT services which also include: software products, including maintenance, integration and infrastructure, training and deployment. In addition, we generate revenues from the sale of software licenses, related maintenance and technical support, as well as related IT professional services and implementation and post-implementation consulting services.

Revenues from IT services are generally recognized in accordance with ASC 605, “Revenue Recognition” and Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” when IT service is provided and the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable.

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

As required by ASC 985-605, we allocate revenues to the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence (“VSOE”) of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and recognized as revenue.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

Revenues from professional services provided on an hourly basis which are not deemed essential to the functionality of the licenses are recognized as the services are rendered. Revenues from time-and-materials contracts for which the Company is reimbursed for labor hours at fixed hourly billing rates are recognized as revenues as the services are provided.

Certain of the software license sales may also include significant implementation and customization services with respect to such sales which are deemed essential to the functionality of the license. In addition, we also provide consulting services that are not deemed essential to the functionality of the license, as well as outsourcing IT services.

Revenues from license fees that involve significant implementation and customization of our software to customer specific requirements and which are considered essential to the functionality of the product (for example when we sell software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with significant implementation that is considered essential to the functionality of the license) are generated by fixed-price or time-and-materials contracts. Revenues generated by fixed-price contracts are recognized in accordance with ASC 605-35 “Revenue Recognition - Construction-Type and Production-Type Contracts” using the percentage-of-completion method. The percentage-of-completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion.

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of each of December 31, 2011 and 2012, no estimated losses were identified.

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

Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

Capitalized software costs are amortized on a product by product basis commencing with general product release by the straight-line method over the estimated useful life of the software product (between 3-7 years).

We assess the recoverability of our intangible assets on a regular basis by determining whether the amortization of the asset over its remaining economic useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2010, 2011 and 2012, no unrecoverable amounts were identified.

During the years ended December 31 2010, 2011 and 2012, capitalized software development costs of consolidated subsidiaries aggregated to approximately $9.0 million, $8.3 million and $8.4 million, respectively, and amortized capitalized software development costs of consolidated subsidiaries aggregated to $9.1 million, $6.3 million and $ 8.1 million, respectively.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, “Intangibles-Goodwill and Other,” goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. We operate in 8 reporting units.

For our 2010 and 2011 annual impairment tests and as required by ASC 350, we compared the fair value of each of our reporting units to its carrying value ('step 1'). If the fair value exceeded the carrying value of the reporting unit net assets, goodwill was considered not impaired, and no further testing was required. If the carrying value exceeded the fair value of the reporting unit, then the implied fair value of goodwill was determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss was recorded in an amount of the excess, if any, of the carrying value of goodwill over its implied fair value ('step 2').

As required by ASC 820, “Fair Value Measurements and Disclosures”, we apply assumptions that marketplace participants would consider in determining the fair value of each reporting unit.

As of December 31, 2010 and 2011, the estimated fair values of our reporting units ranged from 5% to 112% and from 10% to 28%, respectively, above their carrying values, thereby obviating the need to proceed to step 2 of the goodwill impairment test under ASC 350.

In September 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-08 which amends the rules for testing goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

We have adopted the provisions of ASU 2011 for all of our reporting units, in our annual impairment test in 2012. This analysis determines that no indicators of impairment existed primarily because (1) our market capitalization was consistently substantially in excess of its book value, (2) our overall financial performance has been stable or improving since its respective acquisitions, and (3) forecasts of operating income and cash flows that we expected to generate by our reporting units appear sufficient to support the book values of the net assets of each reporting unit.

For the reporting units which the performance of the two step impairment test was required, we performed the annual impairment tests during the fourth quarter of each of 2010, 2011 and 2012 resulting in no impairment losses for any of the our reporting units.

Impairment in Value of Long-Lived Assets and Intangible Assets Subject to Amortization

Our long-lived assets and identifiable intangibles are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. During each of the years ended December 31, 2010, 2011 and 2012, no impairment was identified.

Share-Based Compensation

We account for share-based compensation in accordance with ASC 718, “Compensation - Stock Compensation.” which requires registrants to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in a registrant consolidated statements of income. We recognize compensation expenses for the value of our awards, which have graded vesting, based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures.

We and all of our subsidiaries but one )Matrix, which use the Black-Scholes option-pricing model to measure the fair values of the awards at the date of grant) measure and recognize compensation expense for share-based awards based on estimated fair values on the date of grant using the Binomial option-pricing model (“the Binomial model”). The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

Stock based compensation expenses recorded on our subsidiaries’ level are presented in non-controlling interests.

Business Combinations

We account for business combinations under ASC 805, “Business Combinations.” ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. ASC 805 also requires the fair value of acquired in-process research and development to be recorded as intangibles with indefinite lives (until their completion or abandonment), contingent consideration to be recorded on the acquisition date and restructuring and acquisition-related deal costs of the acquirer to be expensed as incurred. As required by ASC 820, “Fair Value Measurements and disclosures” we apply assumptions that marketplace participants would consider in determining the fair value of assets acquired, liabilities assumed, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and changes in acquired income tax position are to be recognized in earnings.

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

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The carrying amounts reported in the balance sheet for cash and cash equivalents, short term bank deposits, trade receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

Variable Interest Entities

ASC 810, “Consolidation” provides a framework for identifying Variable Interest Entities (“VIEs”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

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

We and our subsidiaries utilize a two-step approach for recognizing and measuring uncertain tax positions accounted for in accordance with an amendment of ASC 740 “Income Taxes.” Under the first step Formula and its subsidiaries evaluate a tax position taken or expected to be taken in a tax return by determining whether the weight of available evidence indicates that it is more likely than not that, based on its technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the tax authorities. We accrued interest and penalties related to unrecognized tax benefits in its provisions for income taxes.

Recently Issued Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-02, “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income.” Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income (“AOCI”) by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective for the Company on January 1, 2013. Since this standard only impacts presentation and disclosure requirements, its adoption is not expected to have a material impact on our consolidated results of operations or financial condition.

A.	Operating Results

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Revenues in 2012 increased by 16%, from $640.6 million in 2011 to $744.7 million in 2012. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by 6%, from $549.3 million in 2011 to $580.6 million in 2012, and revenues from the sale of our proprietary software products and related services increased by 79.8%, from $91.3 million in 2011 to $164.2 million in 2012.

The increase in software services revenues was attributable to (i) the growth in Matrix's revenues, from $491.1 million in 2011 to $514.2 million in 2012, reflecting an increase of increased by 4.8% (12.8% in local currency terms) primarily due to the increase in demand for Matrix’s professional services and its business combination activity, and (ii) the increase in Magic Software’s software services revenues from $58.6 million in 2011 to $66.3 million in 2012, primarily due to the acquisition of Comm-IT Group, a software and systems development house that specializes in providing advanced IT and communications services and solutions, in July 2012.

The increase in revenues from proprietary software products and related services was primarily due to (x) the deconsolidation of Sapiens’ results from our consolidated results as of August 21, 2011, upon Sapiens’ acquisition of IDIT and FIS, pursuant to which the shares issued by Sapiens resulted in Formula’s loss of its controlling interest in Sapiens while consolidating Spaiens results commencing January 27, 2012 following our gain of control, and due to the (y) inclusion of 11 months of revenues of the businesses acquired by Sapiens in August 2011 which did not have any impact on our 2011 income statement, all of which increased our revenues from Sapiens from $36.5 million in 2011 to $104.1 million in 2012, and was furthermore partially attributable to the (y) increase in Magic Software’s revenues from software products and related services from $54.8 million in 2011 to $60.1 million in 2012, primarily due to the acquisition of the Appbuilder activity in December 2011 as well as the increase in demand for Magic’s software products in Japan.

The following table presents our revenues by geographical market for the years ended December 31, 2011 and 2012:

	Year ended December 31,
	2011	2012

Israel	486,025	500,775
International:
United States	92,484	137,298
Europe	38,337	74,126
Other	23,731	32,532

Total	640,617	744,731

Cost of Revenues. Cost of revenues consists primarily of wages, personnel expenses, subcontracting and other related expenses, amortization of capitalized software, and hardware and other materials costs. Cost of revenues increased by 14.6% from $492.9 million in 2011 to $564.8 million in 2012, mainly due to the accompanying growth in revenues in 2012. As a percentage of revenues, costs of revenues in 2011 and 2012 were 77% and 76%, respectively. Our software services sales are generally characterized by a lower gross margin than sales of proprietary software solutions and related services. The cost of revenues for proprietary software solutions and related services increased to $83.8 million in 2012 from $38.8 million in 2011, mainly due to the deconsolidation of Sapiens’ results from our consolidated results as of August 21, 2011, upon Formula’s loss of its controlling interest in Sapiens and its consolidation as of January 27, 2012 following our gain of control. In addition cost of revenues for proprietary software solutions and related services was negatively impacted by the amortization of intangible assets identified with reference to the consolidation of Sapiens in the amount of $1.8 million. The cost of revenues for software services increased from $454.1 million in 2011 to $481.0 million in 2012, mainly due to the increase in cost of revenues for software services provided by Matrix and due to the Magic’s acquisition of Comm-IT Group software and systems development house in July 2012. Cost of revenues for the years ended December 31, 2011 and 2012 include insignificant amounts of stock-based compensation recorded under ASC 718.

Research and Development Costs, net. Research and development, or R&D, costs consist primarily of wages and related expenses and, to a lesser degree, consulting fees that we pay to employees and independent contractors, respectively, engaged in research and development.  Research and development costs, net, consist of research and development costs, gross, less capitalized software costs.  Research and development costs, gross, increased from $13.4 million in 2011 to $20.8 million in 2012, mainly due to the (i) deconsolidation of Sapiens’ results from our consolidated results as of August 21, 2011, upon Formula’s loss of its controlling interest in Sapiens and its consolidation as of January 27, 2012 following Formula gain of control, which increased our research and development costs attributable to Sapiens from $6.1 million in 2011 to $12.9 million in 2012, (ii) Sapiens increased R&D expenses resulting from the inclusion of 11 months of R&D expenses related to the businesses it acquired in August 2011 which didn’t have any impact on our R&D expenses in 2011, (iii) increased R&D spending for development of Sapiens solutions including its DECISION solution, (iv) increase in gross research and development costs that were incurred by Magic Software, from $7.3 million in 2011 to $7.9 million in 2012, primarily related to the Appbuilder activity acquired in December 2011. In 2011, we capitalized software costs of $8.3 million, compared to $9.0 million in 2010. Capitalization of software costs in 2011 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and Sapiens). Research and development costs, net, increased from $5.1 million in 2011 to $12.3 million in 2012, mainly due to the factors described above with respect to the corresponding increase in gross research and development costs in 2012.  As a percentage of revenues, research and development costs, net, increased from 0.8% in 2011 to 1.7% in 2012. Research and development costs, net, in 2012 were attributable primarily to Magic Software and Sapiens, which had research and development costs, net of approximately $2.9 million and $9.4 million, respectively. Amortization of capitalized software costs was $8,100 million in 2012 and $6.3 million in 2011, which amounts were included in cost of revenues. Research and development costs for the years ended December 31, 2011 and 2012 include insignificant amounts of stock-based compensation recorded under ASC 718.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, severance and related expenses, travel expenses, selling expenses, rent, utilities, depreciation, amortization and professional fees. Selling, general and administrative expenses increased to $110.8 million in 2012 from $93.3 million in 2011. As a percentage of revenues, selling, general and administrative expenses remained relatively consistent at 14.9% in 2012 compared to 14.6% in 2011. The increase in the absolute amount of selling, general and administrative expenses was primarily attributable to (i) deconsolidation of Sapiens’ results from our consolidated results as of August 21, 2011, upon Formula’s loss of its controlling interest in Sapiens and its consolidation as of January 27, 2012 following Formula gain of control, which increased our selling, general and administrative expenses attributable to Sapiens from $9.6 million in 2011 to $23.2 million in 2012 (ii) Sapiens increased selling, general and administrative expenses resulting from the inclusion of 11 months of selling, general and administrative expenses related to the businesses it acquired in August 2011 which didn’t have any impact on our selling, general and administrative expenses in 2011, (iii) the increase of amortization of intangible assets associated with business combinations completed in 2011 and 2012, which accounted for $4.5 million and $8.9 million of selling, general and administrative expenses in 2011 and 2012, respectively, (iv) an increase in selling and marketing activities and headcount in 2012 and increased bonus and commission fees paid in 2012 as compared to 2012 as a result of increased sales in 2012. Selling, general and administrative expenses for the years ended December 31, 2011 and 2012 include $4.5 million and $4.6 million, respectively, of stock-based compensation recorded under ASC 718.

Other Income, net. We recorded other income of $0.2 million in 2012, as compared to other income of $0.2 million in 2011, each representing insignificant amounts.

Operating Income. Our operating income increased from $49.5 million in 2011 to $57.0 million in 2012. The increase in operating income was attributable to (i) deconsolidation of Sapiens’ results from our consolidated results as of August 21, 2011, upon Formula’s loss of its controlling interest in Sapiens and its consolidation as of January 27, 2012 following Formula gain of control, which increased our operating income from $4.3 million in 2011 to $7.7 million in 2012, (ii) Sapiens increased operating income resulting from the inclusion of 11 months of activity related to the businesses it acquired in August 2011 which didn’t have any impact on operating income in 2011 (iii) the increases in revenues of Magic Software and Matrix, which was offset in part by the negative impact of the depreciation of the NIS against the dollar (from a representative average exchange rate of NIS 3.578 per US$1 in 2011 to NIS 3.8558 per US$1 in 2012) on translation into dollars of Matrix operating income generated in NIS. These factors can be quantified as follows: Matrix had operating income of $33.5 million in 2012 compared to $30.2 million in 2011; Magic Software had operating income of $15.6 million in 2012 compared to $14.0 million in 2011; and Sapiens had operating income of $7.8 million in 2012, reflecting results from January 27, 2012 through December 31, 2012, compared to $4.5 million, reflecting results from January 1, 2011 through August 21, 2011.

Financial Expenses, net. Financial expenses, net increased from $6.5 million in 2011 to $6.7 million in 2012. Financial expenses, net, is influenced by various factors, including our cash balances, loan balances, outstanding debentures, changes in market value of trading marketable securities, changes in the exchange rate of the NIS against the dollar, changes in the exchange rate of the dollar against the Euro and changes in the Israeli consumer price index, or CPI. The increase in financial expenses, net in 2012 was mainly attributable to an increase in interest expenses related to our long and short term financial liabilities to banks and others from $6.6 million in 2011 to $8.0 million in 2012 which was set off by an increase in gains amounted to $0.3 million that we recognized from trading and available for sale marketable securities in 2012 relative to the absence in 2011 of positive changes in the value of our trading marketable securities that had reduced our net financial expenses in 2011 by of $(0.2) million recorded, and, which was furthermore attributable to our having incurred, in 2011, $0.7 million of impairment costs related to available for sale marketable securities.

Taxes on Income. Taxes on income increased to $6.6 million in 2012 from $5.7 million in 2011. The increase in taxes on income in 2012 was mainly attributable to an increase in deferred tax assets of Matrix in an amount of $1.4 million recorded in 2011, which was caused by the cancelation of the previously scheduled gradual reduction in the corporate tax rates in Israel, under which the rate had been scheduled to be gradually reduced to 18% by 2016, and its replacement with an increase of the corporate tax rate to 25%, which was effective in 2012.

Equity in gains (losses) of affiliated companies, net. On August 21, 2011, following Sapiens’ acquisition of all of the outstanding shares of FIS and IDIT, which was mainly financed by the issuance of Sapiens shares, we lost our controlling interest in Sapiens, resulting in the deconsolidation of Sapiens’ results from our financial statements. As a result of Sapiens’ acquisition of FIS and IDIT, our interest in Sapiens was diluted from 75.6% to 42.2%. The gain recognized in respect of our loss of control of Sapiens amounted to $25.8 million. From August 21, 2011 until January 27, 2012, Sapiens’ results of operations were reflected in our results via the equity method of accounting. By December 31, 2011, Formula’s interest in Sapiens outstanding common shares increased to 47.3%. On January 27, 2012, we have consummated the purchase of Sapiens common shares from two former shareholders of FIS and IDIT (Sapiens' recently acquired companies) and others, resulting in an increase in our interest in Sapiens' outstanding common shares from 47.3% to 52.1%, following which we regained control over Sapiens. The gain recognized in respect of our gain of control of Sapiens amounted to $3.4 million.

Our equity in gains of affiliates, net was $334,000 in 2012, compared to equity in gains of $37,000 in 2011. Our equity in gains of affiliates in 2012 was attributable primarily to our equity in gains of Sapiens, which was partially offset by our equity in losses of Matrix. Our equity in gains of affiliates in 2011 was attributable primarily to our equity in gains of Sapiens, which was offset almost completely by our equity in losses of Matrix.

Change in redeemable non-controlling interests. Change in redeemable non-controlling interest in amounted to an income of $0.9 million related mainly to Matrix acquisition of Exzac Inc.

Net Income Attributable to Non-Controlling Interests. Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies which are not wholly owned by Formula during each of the periods indicated. Net income attributable to non-controlling interests was $24.4 million in 2012, compared to $20.2 million in 2011. This increase was primarily attributable to the deconsolidation of Sapiens’ results from our consolidated results as of August 21, 2011, upon Formula’s loss of its controlling interest in Sapiens and its consolidation as of January 27, 2012 following Formula gain of control, which increased our Net Income Attributable to Non-Controlling Interests from $1.2 million in 2011 to $3.9 million in 2012 and the improvement in the results of all of our subsidiaries.

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

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, severance and related expenses, travel expenses, selling expenses, rent, utilities, depreciation, amortization and professional fees. Selling, general and administrative expenses increased to $93.3 million in 2011 from $84.5 million in 2010. As a percentage of revenues, selling, general and administrative expenses were 14.6% in 2011 and 15.4% in 2010. The increase in the absolute amount of selling, general and administrative expenses was primarily attributable to the increase of amortization of intangible assets associated with business combinations completed in 2010 and 2011, which accounted for $1.1 million and $4.5 million of selling, general and administrative expenses in 2010 and 2011, respectively, an increase in selling and marketing activities in 2011 and increased bonus and commission fees paid in 2011 as compared to 2010 as a result of increased sales in 2011. Selling, general and administrative expenses for the years ended December 31, 2010 and 2011 include $1.4 million and $4.5 million, respectively, of stock-based compensation recorded under ASC 718.

Other Income, net. We recorded other income of $0.2 million in 2011, as compared to other expenses of $0.2 million in 2010, each representing insignificant amounts.

Operating Income. Our operating income increased from $47.0 million in 2010 to $49.5 million in 2011. The increase in operating income was attributable to the increases in revenues of Magic Software and Matrix, which was offset in part by the impact of the deconsolidation of Sapiens’ results from our consolidated results as of August 21, 2011, upon Formula’s loss of its controlling interest in Sapiens. These factors can be quantified as follows: Matrix had operating income of $31.0 million in 2011 compared to $31.4 million in 2010; Magic Software had operating income of $14.0 million in 2011 compared to $9.1 million in 2010; and Sapiens had operating income of $4.5 million in 2011, reflecting results from January 1, 2011 through August 21, 2011, compared to $6.5 million in the entire year ended December 31, 2010.

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

Impact of Inflation and Currency Fluctuations on Results of Operations

Most of our revenues and expenses from our software services are denominated in NIS. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars using the average exchange rate over the period during which the transactions occur, in accordance with U.S. GAAP. Therefore, we are exposed to the risk that the devaluation of the NIS relative to the U.S. dollar may reduce the revenue growth rate and profitability for our software services in dollar terms. The representative average exchange rate of the NIS to the dollar in 2012, 2011 and 2010, as reported by the Bank of Israel, was NIS 3.8558 per US$1, NIS 3.5781 per US$1 and NIS 3.7330 per US$1, respectively. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently mainly denominated in U.S dollar, Euros, Japanese Yen and the British Pound, whereas a substantial portion of our expenses relating to those products, principally salaries and related personnel expenses, are denominated in NIS. As a result, the devaluation of the Euro or those other currencies relative to the dollar (as was the case in 2011 with respect to the Euro and the British pound) reduces the revenue growth rate and profitability for our proprietary software products and related services in dollar terms, thereby adversely affecting our operating results. On the other hand, the devaluation of the NIS relative to the dollar, which occurred in 2012, decreased the relative value of the NIS-denominated operating costs related to our proprietary software product revenues, and, therefore, partially compensate the negative affect over our revenues and our profitability.

Since most of our expenses are incurred in NIS, the dollar cost of our operations also rises as a result of any increase in the rate of inflation in Israel, to the extent that such inflation is not offset, or is only offset on a lagging basis, by the devaluation (if any) of the NIS against the dollar during a relevant period of time. The Israeli rate of inflation amounted to 2.6%, 2.2% and 1.6% for the years ended December 31, 2010, 2011 and 2012, respectively, thereby compounding the impact of the appreciation of the NIS relative to the dollar in 2010 and 2011, and partially offsetting the depreciation of the NIS relative to the dollar in 2012, and thereby adversely affecting our U.S. dollar measured results of operations in each such year.

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

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation (appreciation) of NIS against the US$*	Devaluation (appreciation) of Euro against the US$*
	%	%	%
2010	2.6	(6.0)	8.0
2011	2.2	7.7	3.3
2012	1.6%	(2.3)	(2.0)

*Reflects the change in the exchange rate from January 1 to December 31 of the relevant year, rather than the difference in the average exchange rate over the course of each year relative to the previous year.

Effective Corporate Tax Rates in Israel

Corporate Tax

Generally, in 2012, Israeli companies were subject to a corporate tax at the rate of 25% of their taxable income for such year. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or Preferred Enterprise, as further discussed below, may be considerably less. See “Law for the Encouragement of Capital Investments” in this Item 5 below. Beginning as of 2010, Israeli companies are subject to regular corporate tax rate for their capital gains.

Besides being subject to the general corporate tax rules in Israel, certain of our Israeli subsidiaries have also, from time to time, applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, as described below.

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

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee. In order to qualify for these incentives, an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise is required to comply with the requirements of the Investment Law.

The Investment Law has been amended several times over the last years, with the two most significant changes effective as of April 1, 2005 (the “2005 Amendment”), and as of January 1, 2011 (the “2011 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 may choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevcablyto forego such benefits and elect the benefits of the 2011 Amendment.

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

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. Certain of our Israeli subsidiaries have chosen to receive the benefits through the alternative benefits track with respect to their respective programs. Under the alternative benefits track, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location within Israel of the Approved Enterprise. The benefits commence on the date in which that taxable income is first earned. Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period. The benefits period under Approved Enterprise status is limited to 12 years from commencement of production, or 14 years from the date of the approval, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. In our case, subject to compliance with applicable requirements stipulated in the Investment Law and its regulations and in the specific certificate of approval, as described above, the portion of certain of our Israeli subsidiaries’ undistributed income derived from their Approved Enterprise programs will be exempt from corporate tax for a period of two to four years, followed by five to eight years with a tax rate of 25% on income derived from Approved Enterprise investment programs.

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

Dividends paid out of income derived by a Benefited Enterprise (or out of dividends received from a company whose income is derived from a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income derived from a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to a qualified FIC, in which case the 12-year limit does not apply. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax at a rate otherwise applicable to the company in the year the income was earned (i.e., 25%, or lower in the case of an FIC which is at least 49% owned by non-Israeli residents) on an amount consisting of such divided amount, grossed up by the otherwise applicable corporate tax rate. Such company may also be required to record a deferred tax liability with respect to such tax-exempt income prior to its distribution.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest, or other monetary penalty.

To date, one of our Israeli subsidiaries has a Benefited Enterprise.

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

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld (although upon a subsequent distribution to individuals or a non-Israeli company, a withholding tax of 15% or such lower rate as may be provided in an applicable tax treaty, will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that unless an irrevocably request is made to apply the provisions of the Investment Law as amended in 2011with respect to income to be derived as of January 1, 2011: (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions ; and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

Our Israeli subsidiaries did not file a request to apply the new benefits under the 2011 Amendment.

November 2012 Amendment

Pursuant to a recent amendment to the Investment Law which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise\Benefited Enterprise earnings) with respect to undistributed exempt earnings accumulated by the company until December 31, 2011 will be entitled to distribute dividends from such earnings without being required to pay additional corporate tax with respect to such dividends. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election.

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

Current Outlook

We had cash and cash equivalents and short-term investments of $107.7 million and $126.1 million at December 31, 2011 and December 31, 2012, respectively. At December 31, 2011 and December 31, 2012, we had indebtedness to banks and others of $51.1 million and $88.3 million, respectively, of which $16.6 million and $23.6 million were current liabilities and $34.5 million and $64.7 million were long-term liabilities as of those respective dates.

In November 2011, we received a long-term bank credit in the amount of $12.0 million which is secured by a pledge over a certain portion of our investment in outstanding shares of Matrix and Sapiens. The loan is to be repaid in three equal installments on November 14, 2012, 2013 and 2014. We also have an option to repay any portion, or all, of the outstanding principal amount every 6 months, subject to the foregoing minimum repayment of one-third of the total principal amount during each of 2012, 2013 and 2014. As of December 31, 2012 the remaining balance amount to $8.0 million, to be repaid in two equal installments on November 14, 2013 and 2014.

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

Currently, of our three significant subsidiaries, only Matrix has such credit facilities and debentures (Series A) outstanding. The Series A debentures were originally issued in August 2007 in an original principal amount of NIS 250 million (approximately $69.9 million, based on the representative exchange rate of NIS 3.5781 per $1 reported by the Bank of Israel for the 2011 fiscal year). Matrix had aggregate short-term obligations of NIS 131.7 million (approximately $35.3 million) and aggregate long-term obligations of NIS 216.4 million (approximately $58.0 million) outstanding as of December 31, 2012 under its credit facilities and debentures. These credit facilities expire over a period of time that ranges from 1 to 7 years, while the principal amount of the debentures (following a partial redemption of approximately $12.8 million of the principal amount of the debentures in November 2008) has been, and will continue to be, repaid in four annual installments, on December 31, 2010, 2011, 2012 and 2013. The first such payment (following the November 2008 redemption) in an approximate amount of $14.7 million was made on December 31, 2010. No payment was made on December 31, 2011, as the second and third payments were made in 2012 in an aggregate amount of approximately 33.0 million, respectively. The outstanding debentures bear interest at an annual rate of 5.15%, as to be adjusted based on changes in the Israeli CPI. The effective interest rate on the debentures was 5.21% as of December 31, 2011 and 2012. The long-term debt obligations (including debentures) of Matrix bear interest at an average annual rate of 4.6%-5.9%.

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

Cash Provided by Operating Activities

Cash flow provided by our operating activities increased from $25.8 million in 2011 to $73.1 million in 2012. Net cash provided by operations in 2012 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to (i) depreciation and amortization of capitalized research and development assets and other intangible assets (mainly customer relations) in an aggregate amount of $25.7 million, (ii) a decrease in inventory, in an amount of $0.3 million, reflecting our subsidiaries’ strategy to maintain adequate, but not excessive, levels of inventory based on their anticipation of future demand for proprietary software products and software services, (iii) stock-based compensation expenses, in an amount of $4.9 million, (iv) $2.2 million due to a decrease in other current assets and long-term prepaid expenses and other assets, and (v) an increase in other trade payable, in an amount of $3.4 million. Material downwards adjustments in cash flow for non-cash activity, including changes in operating assets and liabilities, consisted of adjustments of (i) $1.7 million due to an increase in trade receivables, which was positively impacted in 2012 by collection of overdue trade receivables carried over from 2011 and paid in 2012, and (ii) a decrease in other accounts payable and employees and payroll accrual, in an aggregate amount of $7.4 million reflecting mainly obligations carried over from 2011 and paid in 2012. Cash flow provided by operating activities in 2012 was primarily comprised of $33.3 million provided by Matrix, $17.2 million by Sapiens (reflecting approximately 11 months of activity consolidated in our reports) and $ 22.9 million by Magic Software, reflecting the $24.9 million, $ 7.5 million and $16.2 million of net income generated by these subsidiaries, respectively, in 2011 (in the case of Sapiens, until August 21, 2011), as adjusted for non-cash operating line items and changes in non-cash operating assets and liabilities (as detailed above).

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

Cash Provided by (Used in) Financing Activities

Cash flow used in our financing activities was $38.4 million in the year ended December 31, 2012 compared with $20.3 million of cash flow provided by our financing activities in the year ended December 31, 2011, mainly reflecting the cumulative effect of the following financing-related transactions that occurred over the course of those years:

Year Ended December 31, 2012:

In April 2012, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $6.0 million, of which $3.0 million was paid to non-controlling interests in Matrix.

In May 2012, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $4.6 million, of which $2.3 million was paid to non-controlling interests in Matrix.

In September 2012, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $3.7 million, of which $1.8 million was paid to non-controlling interests in Matrix.

In December 2012, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $4.0 million, of which $2.0 million was paid to non-controlling interests in Matrix.

In October 2012, Magic distributed to its shareholders a cash dividend in an aggregate amount of approximately $3.7 million, of which $1.8 million was paid to non-controlling interests in Matrix.

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

In 2011 we received long term loans from bank facilities in an aggregate amount of $45.4 million

Cash Used in Investing Activities

Net cash used in our investing activities was $67.8 million in 2011 and $11.9 million in 2012, mainly reflecting the cumulative effect of the following investment-related transactions that occurred over the course of those years:

Year Ended December 31, 2012

In January 2012, Matrix acquired a 60% of the EXZAC Company, a U.S. based company in the field of risk management for financial institutions that deals in commerce, and which specializes in application services for enterprise fraud management, for a total consideration of $ 6.9 million, which may increase by up to $2.5 million, upon the acquired business meeting certain operational targets in 2012 through 2014. On December 19, 2012 Matrix exercised its option to acquire from one of the sellers 20% interest in Exzac Inc., for a total consideration of $ 5.0 million and an additional consideration determined based on a mechanism agreed between the parties which is based on the acquired business meeting certain operational targets in 2014.

In July 2012, Magic Software acquired an 80% interest in Comm-IT Group a software and systems development house that specializes in providing advanced IT and communications services and solutions, for a total consideration of $ 9.0 million, of which $ 5.0 million was paid upon closing and the remaining $ 4.0 million is to be paid during the next two years.

In 2012, a subsidiary of Magic Software paid an aggregate amount of $3.0 million to the seller of its U.S based consulting and staffing business, acquired in February 2010, reflecting a deferred payment obligation.

In addition to the above investing activities, during 2012 Matrix completed the acquisition of Netwise Applications Ltd., a company specializes in the field of websites and portal programming and 2Bsecure Ltd, a leader in information security, providing advanced information security solutions, consulting and integration to a wide range of clients (mainly for enterprises) in Israel and abroad for a total cash consideration of approximately $9.4 million.

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

In 2011, Magic Software paid and aggregate amount of $2.5 million for the acquisition of its South African distributor.

Company Commitments

We do not have material commitments for capital expenditures by Formula as of December 31, 2012 or as of the date of this annual report

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Indemnification of Office Holders.”

Subsidiary Commitments

Our subsidiaries do not have any material commitments for capital expenditures as of December 31, 2012 or as of the date of this annual report.

Based on Sapiens’ understanding with Israel’s Office of the Chief Scientist, or the OCS, reached in January 2012, Sapiens has a commitment to the OCS to pay royalties at a rate of 3%-3.5% of its total net consolidated license and maintenance revenue and 0.35% of its net consolidated consulting services revenue related to the software developed by Sapiens with the assistance of the OCS. The amount of royalties is limited to 100%-150% of the amount funded by the OCS.  Sapiens is only obliged to repay the grants received from the OCS if revenue is generated from the sale of the said software products. Sapiens’ royalties expense amounted to approximately, $614,000, $510,000 and $574,000 in 2010, 2011 and 2012, respectively, and are included in cost of revenues.

As of December 31, 2012, Sapiens had a contingent liability to pay royalties to the OCS of approximately $8.4 million.

As alluded to above (see “—Current Outlook”), the loan agreements and indentures (or equivalent agreements governing debentures) to which we are party contain a number of conditions and limitations on the way in which we (mainly Matrix) can operate our businesses, including limitations on our ability to raise debt and sell or acquire assets not in normal business activity. For example, Matrix’s loan agreement includes a negative pledge with respect to Matrix’s assets, as well as limitations on Matrix’s ability to provide guarantees to third parties and sell or transfer its assets. Matrix’s loan agreements and its agreement with its debenture holders also contain various covenants which require it to maintain certain financial ratios related to shareholders’ equity and operating results that are customary for companies of comparable size.

Our subsidiaries have provided bank guarantees aggregating to approximately $11.6 million (as of December 31, 2012) as security for the performance of various contracts with customers. If our subsidiaries were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

Our subsidiaries have also provided additional bank guarantees aggregating to $5.2 million (as of December 31, 2012) as security for rent to be paid for their offices. If our subsidiaries were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees pay amounts claimed to be due.

Pursuant to a bank credit agreement, a lien has been incurred over a certain portion of our investment in outstanding shares of Matrix and Sapiens.

C.	Research and Development, Patents and Licenses, etc.

The net amounts that we spent on research and development activities in 2010, 2011 and 2012 totaled $5.5 million, $5.1 million and $12.3 million, respectively. For more information about our research and development activities, see “Item 4. Information on the Company—Business Overview— Software Development.”

For information concerning our intellectual property rights, see “Item 4. Information on the Company— Business Overview— Intellectual Property Rights.”

D.	Trend Information

Demand for our software consulting services, proprietary software products and related services, and computer-based business solutions depends in large part upon the level of IT capital spending and investment in IT projects by our customers. We experienced a continuation of the recovery in the markets for our products and services, which had begun in 2010 and was sustained in 2011 and 2012, reflected in improved levels of revenues and profitability realized by each of our three significant subsidiaries. Increased revenues in 2012, a trend that is expected to continue in 2013, reflects, in part, strategic acquisitions that have broadened the products and services offered by our subsidiaries, such as Magic Software’s recently completed acquisition of an 80% interest in Comm-IT Group and Matrix acquisition of 80% interest in Exzac. .

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

According to CELENT (a research and advisory firm), IT spending in external software and services, which is the market we address, is expected to grow to approximately $59.5 billion by 2013 and $63 billion by 2014, representing a CAGR of 7.3%. CELENT reports that growth in external software and services is driven both by pure growth in IT spending, but also from shift of IT spending from internal to external providers, like Sapiens. This is due to the move from in-house, home-grown solutions to packaged solutions, as IT departments recognize the value of buying software solutions from specialized vendors, rather than developing internal solutions that are hard to maintain and do not have the advantage of R&D investments at the rate that is invested by outside vendors.

See “Item 3. Risk Factors—Risks Relating to Our Business—Unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.”

As we continue to invest in and market new products and penetrate international markets, we expect that our gross research and development costs, selling, general and administrative expenses will continue to be relatively high.

E.	Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2012.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years	Other (1)
	$, in thousands
Long-term debt obligations (2)	61,907	27,436	17,943	10,215	6,313	-

Lease obligations	66,698	24,003	25,234	9,126	8,355	-

Liability in respect of the acquisition of operations	35,303	26,010	8,726	567	-	-

Liability to the OCS(3)	3,762	1,170	1,148	1,150	294	-
Other long-term liabilities reflected on our balance sheet under U.S. GAAP	15,033					15,033
Total	182,703	78,619	53,051	21,058	14,942	15,033

________________

(1)	Other obligations include net severance pay which was not funded by us, the due date of which is unknown.
(2)	Does not include interest.
(3)	Does not include contingent liabilities to the OCS of approximately $5.2 million.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information about our directors and senior management as of May 1, 2013.

Name	Age	Position	Expiration of Current Term of Directorship/Office
Guy Bernstein	45	Chief Executive Officer	December 2019 or upon 180 days advanced written notice of either party
Asaf Berenstin	35	Chief Financial Officer	No formal arrangement regarding expiration of term of office
Marek Panek	44	Chairman of the Board of Directors	2014 annual shareholders meeting
Rafal Kozlowski			2014 annual shareholders meeting
Dafna Cohen (1) (3)	43	Director	2014 annual shareholders meeting
Eli Zamir(1) (2) (3)	43	Director	April 2016
Iris Yahal(1) (2) (3)	52	Director	April 2016

___________

(1)          Serves on the audit committee of our board of directors.

(2)          Serves as an external director under the Companies Law. See “Item 6. Directors, Senior Management and Employees—Board Practices—External Directors Under the Companies Law; Audit Committee; Internal Auditor; Approval of Certain Transactions Under the Companies Law,” below.

(3)          Serves on the compensation committee of our board of directors.

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

Marek Panek has served as one of our directors since November 2010, as a representative of Asseco. Since January 2007, Mr. Panek has served as Vice President of the Management Board and Director of the Sales Coordination and Partners Co-operation Department of Asseco, where he supervises the Marketing Department, PR & IR Department and the Office of EU projects. Mr. Panek also holds several other positions at Asseco and its affiliates, including Chairman of the Board of Directors of Asseco Denmark (since 2011), Chairman of the Board of Asseco Resovia S.A. (since August 2010), member of the Supervisory Board of Asseco Central Europe, a.s .(since November 2009), director of Sintagma UAB (since July 2008), Chairman of the Board of Asseco DACH (2008-2011). During 2007-2008, Mr. Panek served as the Chairman of the Management Board of Asseco SEE and President of the Board of Asseco Romania. Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996); Marketing Director (from October 1996 to March 2003); Sales and Marketing Director (from April 2003 to March 2004); and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007). Prior to joining Asseco, Mr. Panek was employed at the ZE Gantel Sp. z o.o. from 1993 to 1995. Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having been awarded a master?s degree in engineering.

Rafał Kozlowski has served as one of our directors since August 2012. Since June 2012, M r. Kozlowski has served as Vice President of the Management Board and Chief Financial Officer of Asseco. Mr. Kozlowski is also a member of the Asseco Group Board of Directors. From May 2008 to May 2012, Mr. Kozlowski served as Vice President of Asseco South Eastern Europe S.A. responsible for the company's financial management. Mr. Rafał Kozlowski was directly involved in the acquisitions of companies incorporated within the holding of Asseco South Eastern Europe, as well as in the holding's IPO process at the Warsaw Stock Exchange From 1996 to 1998, he served as Financial Director at Delta Software, and subsequently, from 1998 to 2003 as Senior Manager at Veraudyt. In the years 2004-2006, he was Head of Treasury Department at Softbank S.A. where he was delegated to act as Vice President of Finance at the company's subsidiary Sawan S.A. Since 2007 till June 2009, he served as Director of Controlling and Investment Division at Asseco Poland S.A. Mr. Kozlowski graduated of the University of Warsaw, obtaining Master's degree at the Faculty of Organization and Management in 1998. He completed the Project Management Program organized by PMI in 2004,and the International Accounting Standards Program organized by Ernst & Young Academy of Business in the years 2005-2006.

Dafna Cohen has served as one of our directors since October 2009 and a member of our audit committee since January 2011. Ms.Cohen also serves as director of XTL Biopharmaceuticals Ltd. and Europort Ltd. Ms Cohen served as Director of Global Treasury of MediaMind Technologies from 2010 to 2011. Prior to that, Ms.Cohen served as Director of Investments and as a Treasurer of Emblaze from 2005 to 2009. Prior to that, Ms. Cohen served as an Investment Manager for Leumi Partners and as a department manager at the derivatives sector and a foreign securities dealer of Bank Leumi. Ms. Cohen holds an M.B.A. in finance and a B.A. degree in economics and political science, both from The Hebrew University of Jerusalem.

Eli Zamir has served as one of our external directors and as a member of our audit committee since March 2013. Mr. Zamir currently serves as the CEO of Invest Pro Ltd., a private investment firm. From 1995 to 2002, Mr. Zamir served as a portfolio manager and from 2002 to 2007 Mr. Zamir served as the CEO of an underwriter. Mr. Zamir also currently serves as a director of Synopsis Ltd., a public company listed on the TASE. Mr. Zamir holds a B.A. degree in accounting and finance from Tel-Aviv University and an M.B.A. degree, from Ben Gurion University.

Iris Yahal has served as one of our external directors and as a member of our audit committee since April 2013. Ms. Yahal is an independent strategic transaction advisor for various software, renewable energy, infrastructure and biotech companies since 2007. From 1995 through 2007, Ms. Yahal served as Chief Financial Officer of BluePhoenix Solutions Ltd., a public company listed on the NASDAQ Global Market and the TASE. In addition, from 1999 through 2007 Ms. Yahal served as a director of BluePhoenix Solutions and each of its international subsidiaries. From 1991 until 1996, Ms. Yahal served as a controller at Argotech Ltd. which, at that time, was a wholly owned subsidiary of our Company, operating as a start-up incubator. Prior to 1991, Ms. Yahal worked as an auditor with Wallenstein and Co., a public accounting firm. Ms. Yahal holds a B.A. degree in accounting and statistics and an M.B.A degree in business administration, both from Tel- Aviv University and is a certified public accountant in Israel.

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

Aggregate Compensation Paid to Directors and Executive Officers

In 2012, Formula paid to its directors and executive officers, consisting of the individuals listed above in the table under “—Directors and Senior Management”, direct remuneration and provided related benefits of approximately $0.8 million, in the aggregate. This aggregate compensation amount includes amounts set aside or accrued to provide pension, retirement or similar post-employment benefits, which themselves totaled less than $5,000 in 2012.

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

Pursuant to our amended and restated articles of association, or our articles, directors are generally elected at the annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Our existing board of directors may also appoint a new director to the board, assuming that the then-authorized size of the board, as last approved by our shareholders, exceeds the number of directors then serving on the board, whether due to a resignation or otherwise, in which case the newly appointed director holds office until the next annual general meeting of shareholders immediately following such appointment. Our board is currently comprised of 5 persons, of which each of Eli Zamir and Iris Yahal has been determined by the board to be independent within the meaning of the Listing Rules of the NASDAQ Stock Market (or the NASDAQ listing rules), on which our ADSs are listed for trading. These same two directors serve as our external directors, as mandated under Israeli law, and are therefore subject to additional criteria to help ensure their independence. See “External Directors Under the Companies Law” below. In addition, as described below under “—Audit Committee”, while due to her past affiliation with our former controlling shareholder, Emblaze, she is not currently considered “independent” under the NASDAQ listing rules, Ms. Dafna Cohen has been determined by our board of directors to nevertheless be “independent” within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and therefore serves on the audit committee of our board of directors. Each of our directors, except for the external directors, holds office until the next annual general meeting of shareholders and may then be re-elected. Our officers are appointed by our board of directors.

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

Pursuant to the Companies Law, all external directors must have accounting and financial expertise or professional qualifications, and at least one external director must have accounting and financial expertise. A director with “accounting and financial expertise” is a director that due to his or her education, experience and skills has a high expertise and understanding in financial and accounting matters and financial statements, in such a manner which allows him to deeply understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have “professional qualifications” if he or she either (i) has an academic degree in economics, business management, accounting, law or public service, (ii) has an academic or other degree or has completed other higher education, all in the field of business of the company or relevant for his/her position, or (iii) has at least five years experience as either a senior managing officer in the company’s line of business with a significant volume of business, a public office, or a senior position in the company’s main line of business. Our board of directors has determined that Ms. Iris Yahal has the requisite accounting and financial expertise while Dr. Ronnie Vinkler has professional expertise as required of our external directors under the Companies Law.

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

The initial term of an external director is three years and may be extended by the general meeting of shareholders, for up to two additional three year terms, provided that his or her service for each such additional term is recommended by one or more shareholders holding at least one percent (1%) of the company’s voting rights and is approved by a majority at a shareholders meeting, which majority must include both criteria described above with respect to his or her initial election. In March 2013, Mr. Zamir and Ms. Yahal were appointed as our external directors, each to hold office until March 2016 In accordance with the regulations under the Companies Law (Relieves for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel, 2000), dual listed companies, like us, whose securities are listed on the NASDAQ Global Select Market or one of a number of other non-Israeli stock exchanges, may re-appoint an external director for additional three-year terms, in excess of the nine years as described above, if the audit committee and the board of directors confirm that, due to the expertise and special contribution of the external director to the work of the board and its committees, his or her re-appointment is in the best interests of the company. The same special majority is required for election of the external director for each additional three-year term.

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

Qualifications of Directors Generally Under the Companies Law

Under the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors (not merely external directors) who must have accounting and financial expertise (according to the same criteria described above with respect to external directors under “—External Directors Under the Companies Law”). In accordance with the Companies Law, the determination of the board should be based on, among other things, the type of the company, its size, the volume and complexity of its activities and the number of directors. Based on the foregoing considerations, our board determined that the number of directors with financial and accounting expertise in our company shall not be less than one. As described above under “—External Directors Under the Companies Law,” currently Ms. Iris Yahal and Ms. Dafna Cohen has been determined by the board to possess such accounting and financial expertise.

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

Our audit committee consists of our two external directors, Eli Zamir and Ms. Iris Yahal, as well as Ms. Dafna Cohen. Each of Mr. Zamir and Ms.Yahal qualifies as an independent director under both the NASDAQ listing rules and Rule 10A-3 of the Exchange Act. Ms. Cohen, due to her past affiliation with our former controlling shareholder, Emblaze, is not currently independent under the NASDAQ listing rules but is nevertheless independent under Exchange Act Rule 10A-3. As described under “—NASDAQ Exemptions for a Foreign Private Issuer” below in this Item 6.C and in “Item 16G. Corporate Governance,” we have elected to follow home country practice in lieu of the NASDAQ listing requirement that all audit committee members meet the NASDAQ independence criteria. Therefore, in order for Ms. Cohen to serve on the audit committee, she need not be independent under the NASDAQ independence definition, provided that she at least meets the SEC’s Exchange Act independence definition (the board has determined that she does). The board has furthermore determined that Ms. Cohen is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert.”

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

The table below sets forth the average number of employees employed by us, as allocated (i) among our three significant subsidiaries and (ii) by geographical area of employment, during each of the last three fiscal years:

	2012	2011	2010
Matrix	6,500	6,000	4,300
Magic Software	1,006	978	678
Sapiens	791	688	361
Total	8,297	7,666	5,339

71

	2012	2011	2010
In Israel	7,007	6,278	4,421
In Europe	390	319	228
In the United States and Canada	735	894	569
South Africa	34	41
In Asia	131	134	121
Total	8,297	7,666	5,339

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

As of May 1, 2013, none of our directors or officers owned any shares of our company (whether actual ordinary shares or shares issuable upon exercise of options), except for Mr. Guy Bernstein, our Chief Executive Officer, as described below. None of the ordinary shares beneficially owned by Mr. Bernstein has voting rights different from those possessed by other holders of Formula’s ordinary shares.

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

In March 2012, our board of directors increased the amount of ordinary shares reserved for issuance under the 2011 Share Incentive Plan by 1,200,000 shares

Of the options available for grant under the 2011 Plan, we approved the grant, in March 2011, of options to purchase 543,840 ordinary shares to our Chief Executive Officer, each to be exercisable for no consideration and, in March 2012, we approved the grant of options to purchase 1,122,782 ordinary shares to our Chief Executive Officer, each to be exercisable for NIS 0.01 per share. (Please see “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of that grant.) Options to purchase 78,378 shares remain available for future grants under the 2011 Plan.

Option Plans of Our Subsidiaries

Our subsidiaries generally have share option plans pursuant to which qualified directors, employees and consultants may be granted options for the purchase of securities of the subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of Formula’s ordinary shares as of May 1, 2012 by each person known to us to be the beneficial owner of 5% or more of Formula’s ordinary shares based on information provided to us by our shareholders or disclosed in public filings with the SEC. Percentages expressed in the below table are based on 13,596,000 ordinary shares outstanding as of May 1, 2013. Ordinary shares represented by ADSs are included both in the number of our outstanding ordinary shares and in determining the beneficial ownership of any particular shareholder or group of shareholders. None of the holders of the ordinary shares listed in the below table has voting rights different from other holders of Formula’s ordinary shares. Except where indicated otherwise, we believe, based on information furnished by these owners, that each of the beneficial owners of Formula’s shares listed below has sole investment and voting power with respect to such shares.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)
Asseco Poland S.A. (3)	6,823,602		50.2%
Menora Mivtachim Holdings Ltd.(4)	746,470	(4)	5.5%
Clal Insurance Enterprises Holdings Ltd.(5)	1,089,817	(5)	8.0%
Harel Insurance Investments & Financial Services Ltd. (6)	759,824	(6)	5.6%
All directors and executive officers as a group (6 persons)	0	(7)	*

________________

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 13,596,000 ordinary shares issued and outstanding as of February 15, 2013.

(3)	Based on the Schedule 13D filed by Asseco with the SEC on December 6, 2010. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Menora Mivtachim Holdings Ltd., or Menora Holdings, is a holding company publicly-traded on the TASE. 64.58% of Menora Holdings’ outstanding shares are held directly and indirectly by certain affiliates of Menora Holdings, 0.04% are held by institutional investors and 35.38% are publicly held. Of the 746,470 ordinary shares reported as beneficially owned by Menora Holdings (i) 720,352 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Menora Holdings, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 26,118 ordinary shares are beneficially held for its own account.

(5)	Clal Insurance Enterprises Holdings Ltd., referred to as Clal Insurance, is publicly traded on the TASE. Based on publicly available information, the controlling shareholder of Clal Insurance is IDB Development Corporation Ltd. (which owns 55% of Clal Insurance), while Bank Hapoalim Ltd. holds a 10% interest in Clal Insurance. Pursuant to Amendment No. 7 to Schedule 13G filed on February 14, 2013, all of the 1,089,817 ordinary shares reported as beneficially owned by Clal Insurance are held for members of the public through, among others, provident funds, mutual funds, pension funds, index-linked securities and insurance policies, which are managed by subsidiaries of Clal Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(6)	Harel Insurance Investments & Financial Services Ltd., or Harel, is an Israeli public company whose shares are traded on the TASE. Based on publicly available information, its principal shareholders are members of the Hamburger family (who own, collectively, approximately 50.03% of its outstanding shares). Pursuant to Amendment No. 3 to the Schedule 13G that Harel filed with the SEC on February 13, 2013, of the 759,824 ordinary shares reported as beneficially owned by Harel (i) 710,639 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 49,185 ordinary shares are beneficially held for its own account.

(7)	In April 2010, Guy Bernstein, the Company's Chief Executive Officer, exercised options to purchase 260,040 ordinary shares previously granted to him, in connection with his service agreement. In accordance with the terms of the grant, all 260,040 ordinary shares are currently deposited with a trustee and Mr. Bernstein is not permitted to vote or dispose of them until the shares are released from the trust, on such terms described in the grant letter. Furthermore, in March 2012, concurrently with the amendment and extension of Mr. Bernstein’s service agreement, we approved a grant of options to him, exercisable for 1,122,782 ordinary shares, subject to certain vesting conditions. In accordance with the terms of that second option grant, the shares issuable upon exercise of the option will be deposited with a trustee and our Chief Executive Officer will not be permitted to vote or dispose of them until the shares are released from the trust, as described in the grant letter. Because of the foregoing limitations on voting and investment power, none of the ordinary shares and options held by Mr. Bernstein are deemed to be beneficially owned by him. Besides Mr. Bernstein, none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options) either.

As of May 1, 2013, 13,596,000 ordinary shares were issued and outstanding, which excludes 24,780 ordinary shares that we purchased during 2002 and 543,840 that we purchased during 2011. On May 1, 2013, we had one shareholder of record, which was not a United States record holder. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders (including shares represented by ADSs) are recorded in the name of our Israeli share registrar, Israel Discount Bank Limited’s registrar company. All of our ordinary shares (including shares represented by ADSs) have equal voting rights. However, under applicable Israeli law, the shares that we have repurchased and currently hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

As of May 1, 2013, 510,715 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York Mellon, representing approximately 5.7% of our ordinary shares. As of that date, there were approximately 24 registered holders of our ADSs, of whom 21 record holders were United States residents. Such number of record holders is not representative of the actual number of beneficial holders of our ADSs in the United States.

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

Office Holders’ Insurance

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium Formula paid during 2012 was approximately $$118,000.

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

Export Sales

In 2012, 33% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see “Item 4.—Information on the Company— Business Overview— Geographical Distribution of Revenues.”

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

In 2010, a former customer of Sapiens filed a claim in the arbitration court in Warsaw, Poland against Sapiens, for alleged damages caused by Sapiens with respect to a license and services contract with such former customer that had been entered into a few years prior to such time. A settlement was reached in October 2011 under which Sapiens paid Euro 1.1 million (approximately $1.5 million) and recovered an amount of $1.2 million from an insurance company.

In August 2009, a software company and one of its owners filed an arbitration proceeding against Magic Software and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in the amount of approximately NIS 52 million (approximately $13.9 million). The arbitrator determined that both Magic Software and its subsidiary breached the non-disclosure agreement, but closing summaries regarding damages have not yet been submitted. In June 2011 the plaintiffs filed a motion to allow them to amend the claim by adding new causes of action and increasing the damages claimed in the lawsuit by approximately an additional NIS 238 million (approximately $ 63.8 million) based on new arguments. Following discussions between the parties, the arbitrator rejected the motion and determined that if the plaintiffs wish to claim the additional damages (and the additional causes of action) they should do so in a separate legal proceeding. To date the plaintiffs have not filed an additional lawsuit. At this time, given the multiple uncertainties involved and due to the highly speculative nature of the damages sought by the plaintiff, which leaves a wide discretion to the arbitrator in quantifying and awarding the damages, Magic Software was unable to estimate the amount of the probable loss, if any, to be recognized.

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

One of Formula's subsidiaries, Magic Software, has also put into place a dividend policy. Under this policy, adopted in September 2012, each year Magic Software will distribute a dividend of up to 50% of its annual distributable profits. It is possible that the board of directors of Magic Software will decide, subject to applicable law, to declare additional dividend distributions.

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

Price Range of Ordinary Shares

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars. U.S. dollar per ordinary share amounts are calculated using the U.S. dollar representative rate of exchange of $1 U.S.= NIS 3.73 on December 31, 2012, as reported by the Bank of Israel.

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2013 (through April 30, 2013)	77.35	57.89	21.50	16.22
2012	69.21	54.41	17.88	13.55
2011	75.57	65.61	19.78	17.17
2010	68.45	40.21	17.92	10.53
2009	44.12	15.78	11.56	4.13
2008	47.78	17.53	12.51	4.59

Quarterly:
Second Quarter 2013 (through April 30, 2013)	77.35	68.29	21.50	19.07
First Quarter 2013	71.17	57.89	19.50	16.22
Fourth Quarter 2012	65.50	57.52	16.99	14.50
Third Quarter 2012	65.00	54.41	16.41	13.55
Second Quarter 2012	69.21	57.56	17.88	14.73
First Quarter 2012	64.14	56.99	17.23	14.77
Fourth Quarter 2011	62.44	46.07	16.34	12.06
Third Quarter 2011	63.40	43.94	16.60	11.50
Second Quarter 2011	69.33	55.18	18.14	14.44
First Quarter 2011	75.57	60.00	19.78	15.71
Fourth Quarter 2010	68.45	50.34	17.92	13.18
Third Quarter 2010	53.43	43.25	13.99	11.32
Second Quarter 2010	58.48	42.42	15.39	11.10

Most Recent Six Months:
April 2013	77.35	68.29	21.50	19.07
March 2013	71.17	65.06	19.50	17.53
February 2013	69.67	63.51	18.70	16.86
January 2013	65.75	57.89	17.46	16.22
December 2012	63.80	57.75	16.55	15.31
November 2012	65.24	57.52	16.32	14.96

Price Range of American Depositary Shares

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the NASDAQ Global Select Market in U.S. dollars.

	U.S.$
	Price Per ADS
	High	Low
Annual:
2013 (through April 30, 2013)	21.50	21.28
2012	17.47	13.55
2011	20.49	11.14
2010	18.92	10.82
2009	12.10	3.59
2008	14.14	4.99

Quarterly:
Second Quarter 2013 (through April 30, 2013)	20.83	19.07
First Quarter 2013	19.50	16.29
Fourth Quarter 2012	16.99	15.06
Third Quarter 2012	16.23	16.21
Second Quarter 2012	17.88	17.04
First Quarter 2012	17.23	16.92
Fourth Quarter 2011	16.78	12.29
Third Quarter 2011	18.25	11.14
Second Quarter 2011	19.95	16.06
First Quarter 2011	20.49	17.76
Fourth Quarter 2010	18.92	14.02
Third Quarter 2010	15.06	11.38
Second Quarter 2010	15.35	11.01
Most Recent Six Months:
April 2013	21.50	21.28
March 2013	19.50	19.38
February 2013	18.70	18.38
January 2013	17.46	16.98
December 2012	16.55	16.54
November 2012	16.32	16.16

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Israeli Resident Shareholders

Israeli Resident Individuals. Beginning as of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%. However, if such a shareholder is considered a substantial shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing with securities in Israel are taxed at the tax rates applicable to business income (up to 48% in 2012).

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

Israeli Resident Corporations.

Under present Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate from 2012 and onwards is 25%.

Non-Israeli Residents Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate tax rate (25% as of 2012) or, if derived by an individual, at the rate of 25% (for assets other than shares that are listed on stock exchange – 20% for the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on stock exchange – 25% with respect to the portion of the gain generated up to December 31, 2011), if generated from an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2012).

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gain tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, a sale of securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, which we refer to as the U.S-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition; (ii) the shareholder, being an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In either case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Treaty does not provide such credit against any U.S. state or local taxes.

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares and ADSs (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Israeli Resident Corporations. . Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on our ordinary shares ADSs. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise or Benefited Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period.

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for publicly traded shares, like our ordinary shares and ADSs, at the rate of 25% (so long as the shares are registered with a Nominee Company) or 15% if the dividend is distributed from income attributed to our Approved Enterprises, Benefited Enterprise or Preferred Enterprise, unless a reduced rate is provided under an applicable tax treaty. For example, under the U.S-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares and ADSs who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved, Benefited or Preferred Enterprises, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Benefitted Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Taxation of Distributions on our Ordinary Shares or ADSs

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a distribution paid by us with respect to our ordinary shares and ADSs to a U.S. Holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.

Dividends that are received in taxable years beginning before January 1, 2014 by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains, provided those dividends meet the requirements of “qualified dividend income.” Effective January 1, 2013, the American Taxpayer Relief Act raises the maximum long-term capital gains rate of 15% to 20% for individuals with annual taxable income over $400,000. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “New Tax on Investment Income” in this Item below. For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Capital Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Netherlands Antilles income tax treaty is not a comprehensive income tax treaty for this purpose. Dividends that fail to meet such requirements and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the ordinary share and ADS with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share and ADSs (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share and ADS with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or “PFIC”, for any taxable year, dividends paid on our ordinary shares and ADSs in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in our ordinary shares and ADSs to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares and ADSs. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares and ADSs.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Taxation of the Disposition of the Ordinary Shares or ADSs

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares and ADSs, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our ordinary shares and ADSs. The gain or loss recognized on the disposition of the ordinary shares and ADSs will be long-term capital gain or loss if the U.S. holder held the ordinary shares and ADSs for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. Effective January 1, 2013, the American Taxpayer Relief Act raises the maximum long-term capital gains rate of 15% to 20% for individuals with annual taxable income over $400,000. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “New Tax on Investment Income” in this Item below. Capital gain from the sale, exchange or other disposition of ordinary shares and ADSs held for one year or less is short-term capital gain and taxed as ordinary income. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our ordinary shares and ADSs generally will be treated as U.S. source income or loss. The deductibility of capital losses is subject to certain limitations.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder that uses the accrual method may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of its ordinary shares and ADSs and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2012.

If we were a PFIC, each U.S. holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares and ADSs (including gain deemed recognized if our ordinary shares and ADSs are used as security for a loan) and upon receipt of certain excess distributions (generally, distributions that exceed 125% of the average amount of distributions in respect to such shares received during the preceding three taxable years or, if shorter, during the U.S. holder’s holding period prior to the distribution year) with respect to our ordinary shares and ADSs as if such income had been recognized ratably over the U.S. holder’s holding period for the shares. The U.S. holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year to which income is allocated, and an interest charge on the tax as so computed would also apply. The tax liability with respect to the amount allocated to the taxable year prior to the taxable year of the distribution or disposition cannot be offset by any net operating losses. Additionally, if we were a PFIC, U.S. holders who acquire our ordinary shares and ADSs from decedents (other than nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the lesser of the decedent’s basis or the fair market value of such shares on the decedent's date of death. .

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. holder would be taxed, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. We have agreed to supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. holder’s basis in its ordinary shares and ADSs will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. holder’s QEF election is in effect with respect to the entire holding period for its ordinary shares and ADSs, any gain or loss realized by such holder on the disposition of its ordinary shares and ADSs held as a capital asset generally will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such ordinary shares and ADSs for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. Effective January 1, 2013, the American Taxpayer Relief Act raises the maximum long-term capital gains rate of 15% to 20% for individuals with annual taxable income over $400,000. The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares and ADSs held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS.

As an alternative to making a QEF election, a U.S. holder of PFIC stock that is “marketable stock” (e.g., “regularly traded” on the NASDAQ Capital Market) may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder’s holding period for our ordinary shares and ADSs. Special rules apply if a U.S. holder makes a mark-to-market election after the first year in its holding period in which we are a PFIC. As a result of such an election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares and ADSs at the end of the taxable year and such U.S. holder’s tax basis in such shares and ADSs at that time. Any gain under this computation, and any gain on an actual disposition of our ordinary shares and ADSs in a taxable year in which we are PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of our ordinary shares and ADSs in a taxable year in which we are PFIC, would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking our ordinary shares and ADSs to market will not be allowed, and any remaining loss from an actual disposition of our ordinary shares and ADSs generally would be capital loss. A U.S. holder’s tax basis in its ordinary shares and ADSs is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to our ordinary shares and ADSs for the ordinary shares and ADSs to be considered “regularly traded” or that our ordinary shares and ADSs will continue to trade on the NASDAQ Capital Market. Accordingly, there are no assurances that our ordinary shares and ADSs will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares and ADSs held or subsequently acquired by an electing U.S. holder and can only be revoked with consent of the IRS (except to the extent our ordinary shares and ADSs no longer constitute “marketable stock”).

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2012. We currently expect that we will not be a PFIC in 2013. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our ordinary shares and ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares and ADSs in the event that we qualify as a PFIC.

U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

New Tax on Investment Income

For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from the tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income generally will include its dividends on our ordinary shares and ADSs and net gains from dispositions of our ordinary shares and ADSs, unless those dividends or gains are derived in the ordinary course of the conduct of trade or business (other than trade or business that consists of certain passive or trading activities). Net investment income, however, may be reduced by deductions properly allocable to that income. A U.S. holder that is an individual, estate or trust is urged to consult its tax adviser regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the Common Shares.

Non-U.S. Holders of Ordinary Shares or ADSs

Except as provided below, a non-U.S. holder of our ordinary shares and ADSs will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, or the proceeds from the disposition of, our ordinary shares and ADSs, unless, in the case of U.S. federal income taxes, that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized on the disposition of our ordinary shares and ADSs by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of up to 28% (through 2013) with respect to dividend payments on, or receipt of the proceeds from the disposition of, our ordinary shares and ADSs. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Non-U.S. holders are not subject to information reporting or backup withholding with respect to dividend payments on, or receipt of the proceeds from the disposition of, ordinary shares and ADSs in the U.S., or by a U.S. payer or U.S. middleman, provided that such non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a holder, or alternatively, the holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Formula is subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports with the SEC, including annual reports on Form 20-F by April 30 each year (as of 2012). In the case of our annual report for the 2011 and 2012 fiscal year, we have availed ourselves of a 15 day extension to such April 30 deadline in accordance with Rule 12b-25 under the Exchange Act. In addition, we furnish interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K certain other material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. You may inspect without charge and copy at prescribed rates such material at the public reference facilities maintained by the SEC, at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate and Currency Exchange Rate Fluctuations; Impact of Inflation

In light of the nature of our activities, we invest our cash and cash equivalents primarily in short-term and long-term deposits. As of December 31, 2012, substantially all of the cash that we held was invested in dollar accounts bearing interest based on LIBOR, Euro accounts and NIS accounts bearing interest based on the Israeli prime rate. Given the current low interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings from our financial assets would be negligible, holding other variables constant.

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

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

An increase of 10% in the value of the NIS relative to the dollar in the year ended December 31, 2012 would have resulted in a net decrease in the dollar reporting value of our operating income of $1.8 million for 2012 and an increase in the dollar reporting value of our total revenues of $119.3 million for that year, due primarily to the adverse impact to the profitability of our proprietary software products segment resulting from such an increase which would outweigh the decrease in dollar value of software services revenues earned in NIS. On the other hand, a 10% decrease in value of the NIS relative to the dollar in the year ended December 31, 2012 would have caused a net increase in the dollar reporting value of our operating income of less than $1.5 million for 2012 and a decrease in the dollar reporting value of our total revenues of $49.9 million for that year, due primarily to the favorable effect on the profitability of our proprietary software products segment which would outweigh the reduction in dollar value of mainly the services revenues earned in NIS.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2012. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2012.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, our management concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

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

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm in Israel, which has audited our financial statements for the year ended December 31, 2012 that are included in this annual report, has issued an attestation report on our management's assessment of our internal control over financial reporting as of December 31, 2012.

(c) Attestation Report of the Registered Public Accounting Firm. The attestation report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm in Israel, on our management's assessment of our internal control over financial reporting as of December 31, 2012 is provided on page F-3, as included under Item 18 of this annual report.

(d) Changes in Internal Control Over Financial Reporting. Based on the evaluation conducted by it, with the participation of our Chief Executive Officer and Chief Financial Officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions with respect to its requirements described in the above paragraph will be publicly disclosed by us via a report on Form 6-K in accordance with the regulations of the SEC. No such amendment has been adopted, nor waiver provided, by us during the fiscal year ended December 31, 2012.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (which we refer to as Kost Forer), for the years ended December 31, 2012 and December 31, 2011, respectively:

	2012	2011
	($, in thousands)
Audit Fees(1)	1,033	983
Audit-Related Fees(2)	8	12
Tax Fees(3)	388	269
All Other Fees	10	106
Total	1,439	1,370

(1)	The audit fees for the years ended December 31, 2012 and 2011 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and certain subsidiaries; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.
(2)	Audit-related fees for the year ended December 31, 2011 relate to due diligence services performed in connection with our acquisitions, stock options and value added tax (VAT) related matters.
(3)	Tax fees for the years ended December 31, 2012 and 2011 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

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

During 2011 and 2012, all audit and non-audit services were pre-approved by our audit committee in accordance with the foregoing pre-approval procedures.

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

ITEM 16H. MINE SAFETY DISCLOSURE

 Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted on the pages below:

ITEM 19. EXHIBITS

Exhibit No.

1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
8	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kaiserer, a member of Ernst & Young Global*
15.2	Consent of Levy Cohen and Co.*
15.3	Consent of Levy Cohen and Co.*
15.4	Consent of Verstegen accountants en adviseurs*
15.5	Consent of KDA Audit Corporation*
15.6	Consent of Maria Negyessy*

101	The following financial information from Formula Systems (1985) Ltd.’s annual report on Form 20-F for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2011 and 2012; (ii) Consolidated Statements of Income for the years ended December 31, 2010, 2011 and 2012; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2011 and 2012; (iv)Consolidated Statements of Changes in Equity for the years ended December 31, 2010, 2011 and 2012; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. (5) Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

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

(5) To be filed by amendment to this annual report on Form 20-F accordance with the applicable grace period under Rule 405 of the Securities and Exchange Commission’s Regulation S-T.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/Guy Bernstein	May 14, 2013
	Guy Bernstein	Date
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
8	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kasierer, A Member of Ernst & Young Global*
15.2	Consent of Levy Cohen and Co. *
15.3	Consent of Levy Cohen and Co. *
15.4	Consent of Verstegen accountants en adviseurs*
15.5	Consent of KDA Audit Corporation*
15.6	Consent of Maria Negyessy*
101	The following financial information from Formula Systems (1985) Ltd.’s annual report on Form 20-F for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2011 and 2012; (ii) Consolidated Statements of Income for the years ended December 31, 2010, 2011 and 2012; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2011 and 2012; (iv)Consolidated Statements of Changes in Equity for the years ended December 31, 2010, 2011 and 2012; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. (5) Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

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

(5) To be filed by amendment to this annual report on Form 20-F accordance with the applicable grace period under Rule 405 of the Securities and Exchange Commission’s Regulation S-T.

FORMULA SYSTEMS (1985) LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Reports of Independent Registered Public Accounting Firm	F2- F4

Consolidated Balance Sheets	F-5 - F-6

Consolidated Statements of Income	F-7

Consolidated Statements of Comprehensive Income	F-8

Statements of Changes in Shareholders' Equity	F-9 - F-10

Consolidated Statements of Cash Flows	F-11 - F-15

Notes to Consolidated Financial Statements	F-16 - F-73

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 6706703, Israel

Tel: 972 (3)6232525
Fax: 972 (3)5622555
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

FORMULA SYSTEMS (1985) LTD.

We have audited the accompanying consolidated balance sheets of Formula Systems (1985) Ltd. and its subsidiaries (the "Company") as of December 31, 2011 and 2012 and the related consolidated statements of income, statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 1% as of each of December 31, 2011 and 2012, and total revenues of 4%, 3% and 3%, for the years ended December 31, 2010, 2011 and 2012, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2012 and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 14, 2013 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 14, 2013	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 6706703, Israel

Tel: 972 (3)6232525
Fax: 972 (3)5622555
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

FORMULA SYSTEMS (1985) LTD.

We have audited Formula Systems (1985) Ltd.'s ("Formula" or the "Company") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on COSO criteria.

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 6706703, Israel

Tel: 972 (3)6232525
Fax: 972 (3)5622555
www.ey.com

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of income, changes in equity and cash flows for each of the three years ended December 31, 2010, 2011 and 2012, respectively, and our report dated May 14, 2013 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 14 , 2013	A Member of Ernst & Young Global

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2011	2012

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$88,172	$111,238
Marketable securities (Note 4)	14,347	14,866
Short-term deposits	5,170	-
Trade receivables (net of allowances for doubtful debts of $ 3,320 and $ 4,033 as of December 31, 2011 and 2012, respectively)	163,219	201,886
Other accounts receivable (Note 17a)	33,635	38,863
Inventories	2,450	2,149

Total current assets	306,993	369,002

LONG-TERM INVESTMENTS:
Marketable Securities (Note 4)	2,746	331
Deferred taxes (Note 16e)	11,630	13,618
Investments in affiliated companies (Note 6)	77,107	3,022
Prepaid expenses and other accounts receivable	3,885	5,285

Total long-term investments	95,368	22,256

SEVERANCE PAY FUND	49,507	66,799

PROPERTY, PLANTS AND EQUIPMENT, NET (Note 7)	19,165	21,459

CAPITALIZED SOFTWARE DEVELOPMENT COSTS (Note 9a)	12,387	33,449

OTHER INTANGIBLE ASSETS, NET (Note 9b)	20,710	41,414

GOODWILL (Note 8)	167,007	326,541

Total assets	$671,137	$880,920

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2011	2012

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Liabilities to banks (Note 17b)	16,642	23,607
Debentures (Note 11)	31,472	15,735
Trade payables	40,344	51,943
Deferred revenue	24,001	33,998
Employees and payroll accrual	41,005	62,089
Other accounts payable (Note 17c)	25,482	30,124
Liability in respect of business combinations	3,717	5,796

Total current liabilities	182,663	223,292

LONG-TERM LIABILITIES:
Liabilities to banks and others (Note 10)	34,459	64,659
Debentures (Note 11)	15,246	-
Deferred taxes (Note 16e)	5,275	7,984
Deferred revenue	2,094	1,346
Liability in respect of business combinations	2,502	9,293
Liability in respect of capital lease	1,920	1,733
Accrued severance pay	63,321	81,832

Total long-term liabilities	124,817	166,847

COMMITMENTS AND CONTINGENCIES (Note 14)

REDEEMABLE NON-CONTROLLING INTEREST (Note 2d)	11,469	22,363

EQUITY (Note 15):
Formula systems shareholders' equity:
Share capital:
Ordinary shares of NIS 1 par value -
Authorized: 25,000,000 shares at December 31,2011 and 2012;
Issued and outstanding: 14,164,620 at December 31, 2011 and 2012	3,876	3,876
Additional paid-in capital	135,674	132,767
Retained earnings	91,672	115,778
Accumulated other comprehensive loss	(12,295)	(7,095)
Treasury shares (568,620 shares as of December 31, 2011 and 2012)	(259)	(259)
Total Formula shareholders' equity	218,668	245,067
Non-controlling interests	133,520	223,351

Total equity	352,188	468,418

Total liabilities and shareholders’ equity	671,137	880,920

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2010	2011	2012
Revenues (Note 17g):
Proprietary software products and related services	98,498	91,288	164,173
Software services	451,196	549,329	580,558

Total revenues	549,694	640,617	744,731

Cost of revenues:
Proprietary software products and related services	46,297	38,805	83,784
Software services	366,166	454,081	481,019

Total cost of revenues	412,463	492,886	564,803

Gross profit	137,231	147,731	179,928
Research and development costs, net	5,503	5,148	12,349
Selling, general and administrative expenses	84,510	93,340	110,758
Other expenses (income), net (Note 17e)	231	(207)	(174)

Operating income	46,987	49,450	56,995
Financial expenses, net (Note 17d)	(4,371)	(6,500)	(6,672)

Income before taxes on income	42,616	42,950	50,323
Taxes on income (Note 16)	6,544	5,689	6,583

	36,072	37,261	43,740

Equity in gains (losses) of affiliated companies, net (Note 6)	(1,070)	25,870	3,744

Net income	35,002	63,131	47,484

Change in redeemable non-controlling interests	-	-	898

Net income attributable to non-controlling interests	(16,623)	(20,169)	(24,352)

Net income attributable to Formula's shareholders	18,379	42,962	24,030

Net earnings per share attributable to Formula's shareholders:
Basic	1.37	3.17	1.78
Diluted	1.36	3.11	1.72

Shares used in computing earnings per share (Note 17h):
Basic	13,381,500	13,513,500	13,596,000
Diluted	13,523,809	13,669,297	13,789,766

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2010	2011	2012

Net income	35,002	63,131	47,484

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	10,878	(17,948)	5,744
Unrealized gain (loss) from derivative instruments, net	35	(55)	29
Unrealized gain (loss) from available-for-sale securities, net	159	(192)	(56)
Realized gain (loss) from derivative instruments, net	(28)	32	-
Realized loss (gain) from available-for-sale securities	250	714	669

Total other comprehensive income (loss), net of tax	11,294	(17,449)	6,386

Total Comprehensive income	46,296	45,682	53,870

Comprehensive income attributable to redeemable non-controlling interests	-	-	(898)

Comprehensive income attributable to non-controlling interests	21,398	14,419	25,538

Comprehensive income attributable Formula Systems (1985) LTD.'s shareholders	24,898	31,263	29,230

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except share and per share data)

					Accumulated
					other
			Additional		Comprehensive	Treasury	Non-
	Share Capital		paid-in	Retained	income (loss)	shares (cost)	controlling	Total
Balance as of December 31, 2009	13,200,000	3,736	131,631	60,048	(7,115)	(259)	107,273	295,314
Changes during 2010:
Net Income	-	-	-	18,379	-	-	16,623	35,002
Other Comprehensive income	-	-	-	-	6,519	-	4,775	11,294
Stock-Based Compensation expenses	-	-	458	-	-	-	1,006	1,464
Exercise of employees stock options	396,000	71	(71)	-	-	-	-	-
Non-controlling interests changes due to holding changes including exercise of employees stock options	-	-	6,258	-	-	-	16,068	22,326
Acquisition of non-controlling interests	-	-	(2,054)	-	-	-	(1,711)	(3,765)
Dividend to Formula's shareholders	-	-	-	(19,986)	-	-	-	(19,986)
Dividend to non- controlling interests in subsidiaries	-	-	-	-	-	-	(7,265)	(7,265)

Balance as of December 31, 2010	13,596,000	3,807	136,222	58,441	(596)	(259)	136,769	334,384
Changes during 2011:
Net Income	-	-	-	42,962	-	-	20,169	63,131
Other comprehensive income (loss)					(11,699)		(5,750)	(17,449)
Stock-based Compensation expenses (Note 12a)	-	-	2,120	-	-		2,503	4,623
Exercise of employees stock options (Note 12a)	543,840	226	(226)	-	-	-	-	-
Redemption of shares (Note 12a)	(543,840)	(157)	157	-	-	-	-	-
Non-controlling interests changes due to holding changesincluding exercise of employees stock options	-	-	(537)	-	-	-	(7,607)	(8,144)
Acquisition of non-controlling interests	-	-	(2,062)	-	-	-	(3,146)	(5,208)
Dividend to Formula's shareholders	-	-	-	(9,731)	-	-	-	(9,731)
Dividend to non- controlling interests in subsidiaries	-	-	-	-	-	-	(9,418)	(9,418)

Balance as of December 31, 2011	13,596,000	3,876	135,674	91,672	(12,295)	(259)	133,520	352,188

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other		Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	income (loss)	shares (cost)	interests	Equity

Balance as of December 31, 2011	13,596,000	3,876	135,674	91,672	(12,295)	(259)	133,520	352,188
Changes during 2012:
Net Income	-	-	-	24,030	-	-	24,352	48,382
Other comprehensive income					5,200		1,186	6,386
Stock-based Compensation expenses (Note 12a)	-	-	1,988	-	-	-	2,932	4,920
Non-controlling interests changes due to holding changes, including exercise of employees stock options and repurchase of shares by subsidiaries	-	-	(1,733)	-	-	-	(4,073)	(5,806)
Acquisition of non-controlling interests	-	-	(3,162)	-	-	-	76,475	73,313
Return of prior year Formula’s shareholders’ dividend withheld tax	-	-	-	76	-	-	-	76
Dividend to non- controlling interests in subsidiaries	-	-	-	-	-	-	(11,041)	(11,041)

Balance as of December 31, 2012	13,596,000	3,876	132,767	115,778	(7,095)	(259)	223,351	468,418

	Year ended December 31,
	2010	2011	2012

Accumulated unrealized gain (loss) from available-for-sale securities	(954)	(396)	288
Accumulated currency translation adjustments	351	(11,895)	(7,309)
Accumulated unrealized gain (loss) from derivative instruments	7	(4)	(74)

Accumulated other comprehensive loss	(596)	(12,295)	(7,095)

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Cash flows from operating activities:

Net income	35,002	63,131	47,484
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment of available for sale marketable securities	292	714	700
Gain derived from deconsolidation of subsidiary, consolidation of affiliate and equity in losses )gains) of affiliated companies	1,070	(25,870)	(3,744)
Depreciation and amortization	15,451	14,363	25,650
Changes in value of debentures	1,728	2,496	2,070
Increase (decrease) in accrued severance pay, net	(148)	3,025	(1,132)
Gain from sale of operation and subsidiaries	(146)	(630)	(136)
Loss (gain) from sale of property, plants and equipment	1	(2)	-
Stock-based compensation expenses	1,464	4,623	4,920
Changes in financial liabilities, net	325	-	-
Changes in value of long term loans and deposits, net	64	133	360
Changes in deferred taxes, net	(3,355)	(3,798)	(144)
Change in liability in respect of business combinations	265	1,292	429
Loss (gain) from sale and decrease (increase) in value of marketable securities classified as trading	630	1,421	(376)
Realized gain from sale of available for sale securities	-	-	(31)
Changes in operating assets and liabilities:
Decrease (increase) in inventories	(3,007)	2,938	346
Increase in trade receivables	(9,500)	(21,795)	(1,674)
Decrease (increase) in other current and long-term accounts receivable	(1,129)	(9,924)	2,165
Increase (decrease) in trade payables	5,666	(10,584)	3,421
Increase (decrease) in other accounts payable and employees and payroll accrual	925	4,386	(7,448)
Increase (decrease) in deferred revenues	5,351	(86)	208

Net cash provided by operating activities	50,949	25,833	73,068

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Cash flows from investing activities:

Payments for business acquisitions, net of cash acquired (Appendix C)	(14,378)	(40,188)	(20,047)
Purchase of controlling interest in an affiliated company, net of cash acquired (Appendix D)	-	-	14,052
Changes due to deconsolidation and realization of investments in previously-consolidated subsidiaries (Appendix E)	-	(16,599)	-
Proceeds from sale of activity in a consolidated company	146	-	136
Changes in restrictions on short term deposit	400	-	-
Purchase of property and equipment	(5,348)	(8,907)	(4,994)
Proceeds from sale of marketable securities, net	12,246	21,500	2,507
Proceeds from sale of property, plants and equipment	446	43	-
Investment in and loans to affiliates and other companies	(1,160)	(8,765)	(364)
Changes in short term deposits, net	13,445	(5,179)	5,235
Capitalization of software development and other costs	(9,186)	(9,744)	(8,433)

Net cash used in investing activities	(3,389)	(67,839)	(11,908)

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Cash flows from financing activities:

Exercise of employees stock options in subsidiaries	1,850	890	1,508
Dividend paid to non-controlling interests in subsidiaries	(13,959)	(9,418)	(12,940)
Dividend to Formula's shareholders	(19,986)	(9,731)	76
Short-term bank credit, net	(229)	5,043	422
Repayment of long-term loans from banks and others	(7,574)	(6,461)	(12,982)
Proceeds from long term loans	-	45,420	41,505
Proceeds from (repayment) of short-term loans	(3,381)	-	-
Issuance in a subsidiary to non-controlling interest	20,290	-	-
Purchase of non-controlling interests and redeemable non-controlling interests	(3,768)	(5,187)	(19,166)
Cash paid in conjunction with acquisitions of activities	-	-	(3,669)
Proceeds from SWAP transactions	2,423	-	-
Repayment of capital lease	-	(213)	(188)
Repayment of debenture	(15,927)	-	(33,015)

Net cash provided by (used in) financing activities	(40,261)	20,343	(38,449)

Effect of exchange rate changes on cash and cash equivalents	3,004	(673)	355

Net increase (decrease) in cash and cash equivalents	10,303	(22,336)	23,066
Cash and cash equivalents at beginning of year	100,205	110,508	88,172

Cash and cash equivalents at end of year	110,508	88,172	111,238

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

		Year ended December 31,
		2010	2011	2012
a.	Supplemental cash flow information:
	Cash paid in respect of:
	Interest	3,847	1,628	4,251

	Income tax	7,356	13,843	17,986

b.	Non-cash activities:
	Purchase of property and equipment	-	2,696	-

c.	Acquisition of newly-consolidated subsidiaries and activities, net of cash acquired:

	Assets and liabilities of subsidiaries consolidated as of acquisition date:
	Working capital (other than cash and cash equivalents)	(3,341)	(1,326)	(4,018)
	Property and equipment	(304)	(1,534)	(760)
	Goodwill and intangible assets	(18,443)	(51,297)	(42,820)
	Long-term liabilities	5,199	13,385	7,203
	Other long term assets	717	-
	Deferred tax liability, net	(173)	2,181	687
	Liability to formerly shareholders	-	7,483	-
	Cash designated to distribution to former shareholders	-	(4,821)	-
	Cash paid in conjunction with acquisitions of activities	-	(6,020)	(140)
	Redeemable non-controlling interests at acquisition date	-	-	19,801
	Non-controlling interests at acquisition date	1,967	1,761	-

	Total	(14,378)	(40,188)	(20,047)

d.	Purchase of controlling interests in an affiliated company, net of cash acquired:

	Assets and liabilities of subsidiaries consolidated as of acquisition date:
	Working capital (other than cash and cash equivalents)	-	-	10,835
	Property and equipment	-	-	(1,814)
	Goodwill and intangible assets	-	-	(155,740)
	Long-term liabilities	-	-	3,211
	Deferred tax asset, net	-	-	(247)
	Investment in affiliated company	-	-	75,242
	Non-controlling interests at acquisition date	-	-	82,565

	Total	-	-	14,052

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

		Year ended December 31,
		2010	2011	2012
e.	Changes due to deconsolidation and realization of investments in previously-consolidated subsidiaries:

	Working capital (other than cash and cash equivalents)	-	(7,796)	-
	Property and equipment	-	1,220	-
	Other assets, deferred expenses and long term payables	-	3,527	-
	Goodwill and intangible assets	-	42,269	-
	Non-controlling interests at loss of control date	-	(10,916)	-
	Investment in affiliated company presentation due to loss of control	-	(71,366)
	Gain from realization of investments in subsidiaries	-	26,463	-

	Total	-	(16,599)	-

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Formula Systems (1985) Ltd. ("Formula") was incorporated in Israel in 1985. Since 1991, Formula's ordinary shares, par value NIS 1.0 per share, have been traded on the Tel Aviv Stock Exchange ("TASE"), and, in 1997, began trading through American Depositary Shares ("ADSs") under the symbol "FORTY" on the NASDAQ Global Market in the United States until January 3, 2011, at which date the listing of Formula's ADSs was transferred to the NASDAQ Global Select Market ("NASDAQ"). Each ADS represents one ordinary share of Formula.

Formula, through its subsidiaries (collectively, the "Company" or the "Group") is engaged in the development, production and marketing of information technology (or "IT") solutions and services. The Group operates through three directly held subsidiaries: Matrix IT Ltd. ("Matrix"); Magic Software Enterprises Ltd. ("Magic") and Sapiens International Corporation N.V ("Sapiens").

On August 21, 2011, following the acquisition by Sapiens of all of the outstanding shares of FIS Software Ltd. and its subsidiaries ("FIS") and IDIT I.D.I. Technologies Ltd. ("IDIT") (see Note 3 for further information), which was mainly financed by the issuance of Sapiens common shares, Formula's interest in Sapiens was diluted from 75.6% to 42.2%. Formula's investment in Sapiens following the dilution was measured under the equity method of accounting. The gain recognized in 2011 in relation of the Company’s loss of control in Sapiens amounted to $ 25,833 and is presented in the income statement as equity in gains of affiliated companies, net. By December 31, 2011, Formula’s interest in Sapiens outstanding common shares increased to 47.3%.

On January 27, 2012, Formula consummated the purchase of Sapiens common shares from two former shareholders of FIS and IDIT (Sapiens' recently acquired companies) and others, resulting in an increase in Formula’s interest in Sapiens' outstanding common shares from 47.3% to 52.1%, following which Formula regained control over Sapiens. As a result, a gain in an amount of $ 3,410 was recorded during 2012 and is presented in the income statement as equity in gains of affiliated companies, net (see additional information in note 3(e)).

For a description of the Company's operations, see Note 17(f).

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

b.	The following table presents certain information regarding the control and ownership of Formula's significant subsidiaries and affiliates, as of the dates indicated (the list consists only of active companies that are held directly by Formula):

	Percentage of ownership and control
	December 31,
	2011	2012
Name of subsidiary (affiliate)

Matrix	50.0	50.1
Magic	51.1	52.3
Sapiens*	47.3	56.6

*)	From August 21, 2011 until January 27, 2012, Sapiens' results of operations were reflected in the Company's results using the equity method of accounting (see Note 3(e)).

The Company purchases, from time to time, shares of each of its significant subsidiaries, in order to maintain control of each of such subsidiaries.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"), applied on a consistent basis, as follows:

b.	Use of estimates

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

c.	Financial statements in United States dollars

The currency of the primary economic environment in which the operations of Formula and certain of its subsidiaries are conducted is the U.S. dollar (the "dollar"); thus, the dollar is the functional currency of Formula and certain subsidiaries.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Formula's and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters." All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

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

Changes in the parent company's ownership interest in a subsidiary with no change of control are treated as equity transactions, with any difference between the amount of consideration paid and the change in the carrying amount of the non-controlling interest, recognized in equity.

A change in the parent company's ownership interest in a subsidiary that causes a loss of control is results in a deconsolidation of the subsidiary. Gain or loss is recognized upon the deconsolidation of a subsidiary, as the difference between (1) the sum of the fair value of any consideration received, the fair value of any retained non-controlling investment in the former subsidiary at the date the subsidiary is deconsolidated, and the carrying amount of any non-controlling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the non-controlling interest) at the date the subsidiary is deconsolidated, and (2) the carrying amount of the former subsidiary's assets and liabilities.

Non-controlling interests in subsidiaries represent the non-controlling shareholders' share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Redeemable non-controlling interests are classified out of permanent equity, on the consolidated balance sheets.

The amounts of consolidated net earnings attributable to Formula's shareholders and to the non-controlling interests are presented in the consolidated statements of income.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table provides a reconciliation of the redeemable non-controlling interests:

January 1, 2012	11,469
Net income attributable to redeemable non-controlling interests	(898)
Addition related to new acquisition of redeemable non-controlling interests (see Note 3)	19,586
Settlement of redeemable non-controlling interests	(7,899)
Foreign currency translation adjustments	105

December 31, 2012	22,363

e.	Cash and cash equivalents

Cash and cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

f.	Short-term and restricted deposits

Short-term deposits include deposits with original maturities of more than three months and less than one year. Such deposits are presented at cost (including accrued interest) which approximates their fair value. Restricted deposits include deposits used to secure certain subsidiaries’ ongoing projects and credit lines from banks as well as, security deposits with respect to leases. Restricted deposits are classified on the Company’s consolidated balance sheets as other receivables. On December 31, 2012, the Company maintained a balance of $ 699 of restricted deposits.

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

The Company recognizes an impairment charge when a decline in the fair value of an investment that falls below the cost basis is determined to be other-than-temporary.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Declines in fair value of available-for-sale equity securities that are considered other-than-temporary, based on criteria described in Staff Accounting Bulletin ("SAB") Topic 5M, "Other Than Temporary Impairment of Certain Investments in Equity Securities," are charged to earnings (based on the entire difference between fair value and amortized cost). Factors considered in making such a determination include the duration and severity of the impairment, the financial condition and near-term prospects of the issuer of the securities, and the intent and ability of the Company to retain its investment for a period of time that is sufficient to allow for any anticipated recovery in market value. During 2011 and 2012, $ 514 and $ 700, respectively, of other-than-temporary impairment on equity marketable securities were recorded. See further details in Note 4.

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

During 2011 and 2012, the company recorded other-than-temporary impairment on debt marketable securities amounting to $ 200 and $ 0, respectively. See further details in Note 4. As of December 31, 2011 and 2012 there were no other then temporary losses in other comprehensive income related to non-credit loss factors.

Unrealized gains and losses from marketable securities classified as "trading" are reported in the consolidated statements of income.

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

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated via the straight-line method over the estimated useful life. The following are the annual depreciation rates for various types of property, plant and equipment:

%

Computers and peripheral equipment	6-33 (mainly 33%)
Motor vehicles	15
Buildings	2-4
Leasehold improvements	Over the shorter of the lease term or useful economic life

k.	Research and development costs

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged as expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, "Costs of Software to be Sold, Leased or Marketed."

The Group's technological feasibility is established upon completion of a detailed program design or working model.

Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

Capitalized software costs are amortized on a product by product basis commencing with general product release by the straight-line method over the estimated useful life of the software product (between 3-7 years).

The Group assesses the recoverability of its intangible assets on a regular basis by determining whether the amortization of the asset over its remaining economic useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2010, 2011 and 2012, no unrecoverable amounts were identified.

During the years ended December 31 2010, 2011 and 2012, capitalized software development costs of consolidated subsidiaries aggregated to approximately $ 9,000, $ 8,300 and $ 8,433, respectively, and amortized capitalized software development costs of consolidated subsidiaries aggregated to $ 9,100, $ 6,300 and $ 8,100, respectively.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Other intangible assets

Other intangible assets are comprised mainly of customer-related intangible assets and acquired technology, and are amortized over their economic useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

Amortization Period

Customer relationship and acquired technology	3-15 years
Other intangibles	3-10

m.	Impairment of long-lived assets and intangible assets subject to amortization

The Company's long-lived assets and identifiable intangibles are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. During each of the years ended December 31, 2010, 2011 and 2012, no impairment was identified.

n.	Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangibles-Goodwill and Other," goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company operates in 8 reporting units.

For the Company’s 2010 and 2011 annual impairment tests and as required by ASC 350, the Company compared the fair value of each of its reporting units to its carrying value ('step 1'). If the fair value exceeded the carrying value of the reporting unit net assets, goodwill was considered not impaired, and no further testing is required. If the carrying value exceeded the fair value of the reporting unit, then the implied fair value of goodwill was determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss was recorded in an amount of the excess, if any, of the carrying value of goodwill over its implied fair value ('step 2').

As required by ASC 820, "Fair Value Measurements and Disclosures", the Company applies assumptions that marketplace participants would consider in determining the fair value of each reporting unit.

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

In September 2011, the FASB issued Accounting Standards Update ("ASU") 2011-08 which amends the rules for testing goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

The Company adopted the provisions of ASU 2011 for all its reporting units, in its annual impairment test in 2012. This analysis determines that no indicators of impairment existed primarily because (1) the Company’s market capitalization was consistently substantially in excess of its book value, (2) the Company’s overall financial performance has been stable or improving since its respective acquisitions, and (3) forecasts of operating income and cash flows generated by the Company’s reporting units appear sufficient to support the book values of the net assets of each reporting unit.

For the reporting units which the performance of the two step impairment test was required, the Company performed the annual impairment tests during the fourth quarter of each of 2010, 2011 and 2012 resulting in no impairment losses for any of the Company's reporting units.

o.	Business combinations

The Company accounts for business combinations under ASC 805, "Business Combinations." ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. ASC 805 also requires the fair value of acquired in-process research and development to be recorded as intangibles with indefinite lives (until their completion or abandonment), contingent consideration to be recorded on the acquisition date and restructuring and acquisition-related deal costs of the acquirer to be expensed as incurred.

As required by ASC 820, "Fair Value Measurements and disclosures" the Company applies assumptions that marketplace participants would consider in determining the fair value of assets acquired, liabilities assumed, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and changes in acquired income tax position are to be recognized in earnings.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Variable interest entities

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

q.	Severance pay

Formula's and its Israeli subsidiaries' obligations for severance pay with respect to their Israeli employees (for the period for which the employees were not included under Section 14 of Israel's Severance Pay Law, 1963 (the "Severance Pay Law")) is calculated pursuant to the Severance Pay Law and employee agreements based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date, and are presented on an undiscounted basis. Employees are entitled to one month's salary for each year of employment or a portion thereof. The severance pay liability to the Company's Israeli employees pursuant to Israeli law and employment agreements is covered in part by managers' insurance policies, for which Formula and its Israeli subsidiaries make monthly deposits with insurance policies. The deposited funds include profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or employment agreements. The value of the deposited funds is based on the cash-surrendered value of these policies and is recorded as an asset on the Company's consolidated balance sheets.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Formula's and its Israeli subsidiaries' agreements with certain of their Israeli employees are entered into in accordance with Section 14 of the Severance Pay Law. Payments in accordance with Section 14 release the Company from any future severance payment obligations in respect of those employees. Deposits under Section 14 are not recorded as an asset on the Company's balance sheet.

Total expenses in respect of severance pay for the years 2010, 2011 and 2012 were $ 1,300, $ 1,391 and $ 3,264, respectively.

r.	Revenue Recognition

The Company, through Formula's subsidiaries, derives its revenues primarily from the sale of IT services which also include: software products, including maintenance, integration and infrastructure, training and deployment. In addition, the Company generates revenues from the sale of software licenses, related maintenance and technical support, as well as related IT professional services and implementation and post-implementation consulting services.

Revenues from IT services are generally recognized in accordance with ASC 605, "Revenue Recognition" and Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" when IT service is provided and the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable.

Revenues derived from software license agreements are recognized in accordance with ASC 985-605 "Software - revenue recognition" when persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

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

Revenues from professional services provided on an hourly basis which are not deemed essential to the functionality of the licenses are recognized as the services are rendered.

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

Revenues from license fees that involve significant implementation and customization of the Company's software to customer specific requirements and which are considered essential to the functionality of the product (for example when the Company sells software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with significant implementation that is considered essential to the functionality of the license) are generated by fixed-price or time-and-materials contracts. Revenues generated by fixed-price contracts are recognized in accordance with ASC 605-35 "Revenue Recognition - Construction-Type and Production-Type Contracts" using the percentage-of-completion method. The percentage-of-completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion.

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of each of December 31, 2011 and 2012, no estimated losses were identified.

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

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Provision for warranty

The Company records provision for warranty in respect of products and service based on past experience. Amount of warranty provision is immaterial.

t.	Advertising costs

The Company records advertising expenses as incurred. Advertising costs amounting to $ 2,400, $ 2,500 and $ 2,645 were recorded in the years 2010, 2011 and 2012, respectively.

u.	Income taxes

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

Formula and its subsidiaries utilize a two-step approach for recognizing and measuring uncertain tax positions accounted for in accordance with an amendment of ASC 740 "Income Taxes." Under the first step Formula and its subsidiaries evaluate a tax position taken or expected to be taken in a tax return by determining whether the weight of available evidence indicates that it is more likely than not that, based on its technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the tax authorities. The Company accrued interest and penalties related to unrecognized tax benefits in its provisions for income taxes.

v.	Basic and diluted net earnings per share

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year plus dilutive potential equivalent ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share".

w. Treasury shares

In prior years, Formula repurchased its ordinary shares and holds them as treasury shares. These shares are presented as a reduction of equity, at their cost.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Concentration of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables, marketable securities and foreign currency derivative contracts. The majority of the Group's cash and cash equivalents, bank deposits and marketable securities are invested with major banks in Israel, the United States and Europe. Such cash and cash equivalents and short-term deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that these financial instruments are held in financial institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The Group's trade receivables are generally derived from sales to large organizations located mainly in Israel, North America, Europe and Japan. The Group performs ongoing credit evaluations of its customers and has established an allowance for doubtful accounts based upon factors relating to the credit risk of specific customers and other information. In certain circumstances, Formula and its subsidiaries may require letters of credit, other collateral or additional guarantees. From time to time, the Group sells certain of its accounts receivable to financial institutions, within the normal course of business.

The Group maintains an allowance for doubtful accounts receivable based upon management's experience and estimate of collectability of each outstanding invoice. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The bad debt expense for the years ended December 31, 2010, 2011 and 2012 was $ 487, $ 658 and $ 1,014, respectively. To date, the Company has not experienced any material losses on its accounts receivable. The risk of collection associated with accounts receivable is mitigated by the diversity and number of customers.

The Company transfers financial assets from time to time. The transfer of financial assets is typically performed by the sale of receivables to a financial institution. ASC 860, "Transfers and Servicing," establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. Certain underlying conditions must be met for the transfer of financial assets to qualify for accounting as a sale. All sales of receivable were closed during the years and as so there are no outstanding sales of receivables as of December 31, 2010, 2011 and 2012.

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

The Company has entered into foreign exchange forward and option contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to offset a portion of the Company's non-dollar currency exposure (see Note 2(z) below).

y.	Stock-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation - Stock Compensation." which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of income. The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures.

The Company and all of its subsidiaries but one )Matrix, which use the Black-Scholes option-pricing model to measure the fair values of the awards at the date of grant) measure and recognize compensation expense for share-based awards based on estimated fair values on the date of grant using the Binomial option-pricing model ("the Binomial model"). The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

Stock based compensation expenses recorded on the subsidiaries' level are presented in non-controlling interests.

The fair value for Formula's subsidiaries' share options granted to employees and directors was estimated using the following weighted-average assumptions:

Magic (the Binomial model):

	Year ended December 31,
	2010	2011

Dividend yield	0%	0%
Expected volatility	61.2% - 62.8%	63.3% - 65.3%
Risk-free interest rate*	2.53%-3.71%	2.1%
Expected forfeiture (employees)	9.7%	8.4%
Expected forfeiture (executives)	7.1%	5.2%
Contractual term of up to	10 years	10 years
Suboptimal exercise multiple** (employees)	2.3	2.7
Suboptimal exercise multiple** (executives)	3	3.2

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

*)	The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds that have an equivalent term to the contractual term of the options
**)	The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options.

In September 2012, the Magic board of directors adopted a dividend distribution policy under which it will distribute in each year a dividend of up to 50% of its annual distributable profits. Therefore, Magic will use an expected dividend yield for its future grants. During 2012, there were no grants, nor any modifications in Magic's share options.

Sapiens (the Binomial model):

	Year ended December 31,
	2010	2011	2012

Contractual life	6 years	6 years	6 years
Expected exercise factor (weighted average)	2.5	2.5	2.8
Dividend yield	0%	0%	0%
Expected volatility (weighted average)	66%	70%	60%
Risk-free interest rate	2.3%-2.8%	0.1%-1.2%	0.2%-1.0%

The risk-free interest rate assumption is based on the yield from U.S. Treasury zero-coupon bonds that have an equivalent term to that of Sapiens’ employee stock options. The dividend yield assumption is based on Sapiens’ historical dividend payouts and expectation of future dividend payouts by Sapiens. The expected life of options granted is derived from the output of the option valuation model and represents the period of time the options are expected to be outstanding. The expected exercise factor is based on industry acceptable rates since no actual historical behavior by option holders exists. Expected volatility is based on the historical volatility of Sapiens’ share price.

There were no grants by Matrix during 2010 and 2012. During 2011, Matrix granted 2,250,000 options. The fair value of those options was estimated by using the following assumptions under the Black-Scholes model:

2011

Expected term	4.6 years
Dividend yield	0%
Expected volatility	36.5%
Risk-free interest rate	4.3%

For grants to Formula's employees - see Note 12

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Derivatives instruments

A significant portion of the Company's revenues and expenses is exposed to changes in foreign exchange rates. Depending on market conditions, foreign exchange risk also is managed through the use of derivative financial instruments. These financial instruments serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions. The Company mainly uses derivative instrument arrangements to hedge a portion of anticipated foreign exchange-denominated payroll and related payments.

The derivative instruments primarily hedge or offset exposures to Euro, Japanese Yen and New Israeli Shekel ("NIS") exchange rate fluctuations.

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

The derivative instruments used by Formula and its subsidiaries are designed to reduce the market risk associated with the exposure of its underlying transactions to fluctuations in currency exchange rates.

Magic has instituted a foreign currency cash flow hedging program, using forward contracts and put and call options, in order to hedge against the risk of overall changes in future cash flows, hedging portions of their forecasted expenses denominated in NIS with currency forward contracts and put and call options. These forward and option contracts are designated as cash flow hedges. Matrix's and Sapiens' transactions did not qualify as hedging instruments under ASC 815, however, which resulted in recognition of gains or losses related to the transactions in current earnings during the period.

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

The notional principal of foreign exchange contracts to purchase NIS with U.S. dollars was $ 2,591 and $ 4,119 as of December 31, 2011 and 2012, respectively. The notional principal of foreign exchange contracts to purchase NIS with Euros was none and $ 4,106 as of December 31, 2011 and 2012, respectively. The notional principal of foreign exchange contracts to purchase U.S. dollars with Euros was $ 506 as of December 31, 2011 and none as of December 31, 2012. The notional principal of foreign exchange contracts to purchase U.S. dollars with Japanese Yen was none as of December 31, 2011 and $ 1,276 as of December 31, 2012.

At December 31, 2012, the effective portion of the Company's cash flow hedges before the effect of taxes was $ 16, all of which is expected to be reclassified from accumulated other comprehensive income to revenues within the next 12 months.

In 2012, 2011 and 2010 the ineffective net gain (loss) amounts and amounts related to derivatives not classified as hedging amounts recognized in the statements income were 4, 59 and 270, respectively.

aa.	Comprehensive income (loss)

The Company accounts for comprehensive income (loss) in accordance with ASC 220 "Comprehensive Income." This codification establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income (loss) relate to gain and loss on foreign currency translation adjustments, unrealized gain and loss on derivatives instruments designated as a hedge, and unrealized gain and loss on available-for-sale marketable securities.

ab.	Fair value measurement

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

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company categorized each of its fair value measurements in one of these three levels of hierarchy. Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities, foreign currency forward contracts and contingent consideration of acquisitions (see Note 5).

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The carrying amounts reported in the balance sheet for cash and cash equivalents, short term bank deposits, trade receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

ac.	Reclassifications

Certain comparative figures have been reclassified to conform to the current-year presentation.

ad.	Capital lease

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

ae.	Recently issued accounting pronouncements

In February 2013, the Financial Accounting Standards Board ("FASB") issued ASU No. 2013-02, "Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income." Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income ("AOCI") by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective for the Company on January 1, 2013. Since this standard only impacts presentation and disclosure requirements, its adoption is not expected to have a material impact on the Company's consolidated results of operations or financial condition.

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

a.	On January 17, 2010, Magic, through one of its U.S subsidiaries, completed the acquisition of a consulting and staffing services business of a U.S-based IT services company, for a total consideration of $ 13,684, of which $ 8,625 was paid upon closing and the remaining $ 5,400 has been paid as of December 31, 2012.

In accordance with ASC 805-30-35-1 the Company re-measures the contingent consideration based on the fair value at each reporting date until the contingency is resolved or the payment is made, while the changes in fair value are recognized in earnings in the financial expenses using the interest method over the period. The deferred payment was recorded at present value and is amortized using the interest method during the relevant period into financial expenses. As a result, since the acquisition the Company recorded financial expenses of $ 183, $ 110 and $ 48 during 2010, 2011 and 2012, respectively.

The acquired business provides a comprehensive range of consulting and staffing services for the telecom, network communications and information technology industries.

The acquisition was accounted for using the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing on January 17, 2010. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed, based on an appraisal performed by the management of Magic, which was based upon a number of factors and, which relied in part upon assistance from independent appraisers.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of January 17, 2010:

Working capital, including deferred tax liability	$3,926
Fixed assets	54
Goodwill	4,831
Customer relationships	4,873

Total assets acquired	13,684

Liabilities due to acquisition activities	5,059

Net assets acquired	$8,625

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (CONT.)

The Company amortizes its intangible assets over periods ranging from 4-15 years, based on two types of customer relationships identified.

b.	In 2010, Formula's subsidiaries, Matrix, Magic and Sapiens, completed the acquisition of additional activities for an aggregate total consideration of up to $ 8,080, of which as of December 31, 2011 and 2012 approximately $ 472 and $ 0, respectively, was contingent upon the acquired activities achieving certain performance targets. The aggregate total consideration includes $ 1,160 paid as an advance payment towards an acquisition concluded on January 1, 2012. During 2012 Formula and its subsidiaries paid approximately $ 693 of the aforementioned contingent consideration. As of December, 31, 2012, the Company has no additional consideration obligation with respect to any of the abovementioned acquisitions.

c.	On December 27, 2011, Magic completed the acquisition of the AppBuilder activity of BluePhoenix Solutions ("AppBuilder"), a leading provider of value-driven legacy IT modernization solutions, for $12,565. During 2012, the Company paid an additional amount of $ 140 with respect to the acquisition. AppBuilder is a comprehensive application development infrastructure used by many enterprises around the world. This premier enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications.

The acquisition was accounted for via the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing on January 1, 2012.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of December 27, 2011:

Net liabilities	$(3,248)
Intangible assets	7,251
Goodwill	8,702

Net assets acquired	$12,705

*) In its financial statements for the year ended December 31, 2011 the Company included provisional amounts of the estimated fair values of the tangible and intangible assets acquired. In 2012, the Company completed the valuation of the tangible and intangible assets. As a result, the main adjustments to the provisional amounts of the fair value of the tangible and intangible assets and liabilities at the purchase date were an increase in value of the intangible assets of $ 1,465 and an increase in the value of the deferred revenues of $ 1,348. Adjustments recorded to profit and loss were immaterial.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

Identifiable intangible assets, including customer relationships were valued using a variation of the income approach. This method utilized a forecast of expected cash inflows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

Amounts of $ 4,430, $ 2,138 and $ 683 of the purchase price were allocated to customer relationships, developed technology and backlog, respectively. The Company amortizes the customer relationships, backlog and acquired technology over periods of 15 years, 15 years and 3.5 years, respectively.

d.	In 2011, the Company’s subsidiaries, Matrix and Magic, completed the acquisition of additional activities for an aggregate total consideration of up to $ 21,463, of which as of December 31, 2011 and 2012 the payment of approximately $ 1,100 and $ 1,250, respectively, was contingent upon the acquired activities achieving certain performance targets from 2011 through 2013.

e.	On August 21, 2011 Sapiens acquired all of the outstanding shares of FIS, a provider of packaged-based insurance software solutions for Life and Pension ("L&P"), and IDIT, a provider of insurance software solutions which focuses on the Property & Casualty ("P&C") market. Sapiens financed the acquisition mainly via the issuance of Sapiens shares, resulting in a dilution of Formula's interest in Sapiens from 75.6% to 42.2% and the Formula's loss of control of Sapiens, which, in turn, required the deconsolidation of Sapiens' results from the Company's financial statements. Following the loss of control, the Company maintained significant influence over Sapiens, and started using the equity method of accounting on Sapiens results.

Upon the loss of control, in 2011, the Company recognized a gain in an amount of $ 25,833, which is presented in the income statement as equity in gains of affiliated companies, net. This gain is related to the remeasurement of the retained investment in Sapiens to its fair value. The fair value of the retained investment in Sapiens was measured according to Sapiens' share price on August 21, 2011 of $4.1 per share.

On January 27, 2012, Formula consummated the purchase of Sapiens common shares from two former shareholders of FIS and IDIT (Sapiens' recently-acquired companies) and other shareholders, resulting in Formula’s interest in Sapiens' outstanding common shares increasing from 47.3% to 52.1%, regaining a controlling interest in Sapiens and recording a gain in the amount of $ 3,410. This gain is related to the remeasurement of the retained investment in Sapiens to its fair value. The fair value of retained investment in Sapiens was measured according to Sapiens' share price on January 27, 2012 of $4.28 per share.

The acquisition was accounted for using the purchase method. The results of operations of Sapiens have been consolidated commencing as of January 27, 2012.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of January 27, 2012:

Net assets	$112,536
Customer relationships	5,644
Developed Technology	2,926
Backlog	2,828
OCS liability (See note 14f)	(3,740)
Deferred tax liability	(1,974)
Non-controlling interest	(81,605)
Goodwill	51,614

Net assets acquired	$88,229

In performing the purchase price allocation, management considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Sapiens' business. In performing the purchase price allocation, the fair value of intangible assets such as customer relationship was determined based on the income approach and core technology was valued using the relief from royalty method.

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2011 and 2012, as if Sapiens had been controlled by Formula during the entire period from January 1, 2011, after giving effect to purchase accounting adjustments, including amortization of intangible assets as well as the gains recorded upon the changes in control over Sapiens which occurred during the period. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the purchase of Sapiens shares taken place at the beginning of 2011, nor is it necessarily indicative of future results.

	Year ended December 31,
	2011	2012
	Unaudited

Total revenues	$674,029	$753,392
Net income attributable to Formula Shareholders	$16,233	$21,143
Earnings per share
Basic	$1.20	$1.57
Diluted	$1.18	$1.51

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

f.	In July 2012, Magic acquired an 80% interest in Comm-IT Group, (including "Comm-IT Technology Solutions" and "Comm-IT Software"), a software and systems development house that specializes in providing advanced IT and communications services and solutions, for a total consideration of $ 9,021, of which $ 4,990 was paid upon closing and the remaining $ 4,031 is to be paid during the next two years, of which, $ 1,414 is contingent upon the acquired business meeting certain operational targets in 2012 and 2013, and $ 2,617 in deferred payments. The Purchaser (Magic) and the seller hold mutual call and put options respectively for the remaining 20% interest. As a result of the put option, the Company recorded a redeemable non-controlling interest in an amount of $ 1,880.

As of December 31, 2012 the Company’s liability towards the sellers is estimated at $ 4,042. The Company believes that the acquisition of this business will enable it to expand its professional services offering and leverage its relationships with top tier customers. Acquisition related costs were immaterial.

In accordance with ASC 805-30-35-1, the Company re-measures the contingent consideration based on the fair value at each reporting date until the contingency is resolved or the payment is made, while the changes in fair value are recognized in earnings in the financial expenses using the interest method over the period. The contingent payment was recorded at present value and was amortized using the interest method during the relevant period into financial expenses.

The acquisition was accounted for via the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing as of July 1, 2012.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Net assets	$1,219
Non-controlling interest	(1,880)
Intangible assets *)	3,873
Goodwill *)	5,809

Net assets acquired	$9,021

*) The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable as but no later than the measurement period.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

g.	In January 2012, Matrix acquired a 60% interest in Exzac inc., a US risk management company in the field of risk management for financial institutions that deals in commerce, and which specializes in application services for enterprise fraud management, for a total consideration of $ 6,910, which may increase by up to $2,500, upon the acquired business meeting certain operational targets in 2012 through 2014.

In accordance with ASC 805-30-35-1, the Company re-measures the contingent consideration based on the fair value at each reporting date until the contingency is resolved or the payment is made, while the changes in fair value are recognized in earnings in the financial expenses using the interest method over the period. The contingent payment was recorded at present value and was amortized using the interest method during the relevant period into financial expenses. As of December 31, 2012 the Company’s liability towards the sellers is estimated at $ 2,360.

The Purchaser (Matrix) and the seller hold mutual call and put options respectively for the remaining 40% interest. As a result of the put option, the Company recorded a redeemable non-controlling interest in the amount of $ 17,706.

The Company believes that the acquisition of this business will enable it to expand its professional services offering in the U.S and leverage its relationships with top tier customers. Acquisition related costs were immaterial.

The acquisition was accounted for by the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing as of January 2, 2012.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of January 2, 2012:

Net assets	$267
Customer relationships	3,195
Backlog and non-compete agreement	338
Redeemable non-controlling interest	(17,706)
Goodwill	23,156

Net assets acquired	$9,250

Identifiable intangible assets, including customer relationship were valued using a variation of the income approach. This method utilized a forecast of expected cash inflows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

Amounts of $ 3,195 and $ 338 of the purchase price were allocated to customer relationships and the backlog and non-compete agreements, respectively. The Company amortizes the customer relationships and backlog and non-compete agreement over periods of 4-5 years and 1-3 years, respectively.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

On December 19, 2012 Matrix exercised its option to acquire from one of the sellers 20% interest in Exzac Inc., for a total consideration of $ 5,000 and an additional consideration determined based on a mechanism agreed between the parties which is based on the acquired business meeting certain operational targets in 2014. As of December 31, 2012 the Company’s liability towards the seller is estimated at $ 7,223. The purchaser and the remaining seller still hold mutual call and put options respectively for the remaining interest.

h.	During the year ended December 31, 2012, Formula and its subsidiaries completed 2 other acquisitions for a total cash consideration of approximately $9,400, of which $ 7,510 was attributed to goodwill and $ 1,890 on to acquired intangible assets. These acquisitions generally enhance the group's technologies, and our product offerings. Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated results of operations, either individually or in the aggregate.

Note 4:-	Marketable securities

The Group invests in marketable debt and equity securities, which are classified as trading securities and as available-for-sale securities. The following is a summary of marketable securities:

a.	Composition:

	December 31,
	2011	2012
Short-term:
Trading securities (1)	13,106	13,976
Available-for-sale securities	1,241	890

Total short-term securities	14,347	14,866

Long-term:
Available-for-sale security (2)	2,746	331

Total long-term securities	2,746	331

(1)	The Company recognized trading gains (losses) in amounts of $ (197) and $ 957 during the years ended December 31, 2011 and 2012, respectively.

(2)	The balance as of December 31, 2011 includes auction rate securities in amount of $ 2,233. In 2012, the Company sold its entire holdings in auction rate securities for total consideration of $ 2,331 and recorded income of $ 31.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 4:-	Marketable securities (Cont.)

b.	The following is a summary of marketable securities which are classified as available-for-sale:

	December 31,
	2011				2012
	Amortized cost	Unrealized losses	Unrealized Gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value

Available-for-sale:

Government bonds	407	-	28	435	407	-	20	427
Commercial bonds	2,871	67	67	2,871	192	-	45	237
Equity securities	1,149	518	50	681	449	-	108	557

Total available-for-sale marketable securities	4,427	585	145	3,987	1,048	-	173	1,221

Out of the unrealized losses as of December 31, 2011, $ 518, of losses was outstanding over a twelve month period. The fair value of the marketable securities that bore losses over a twelve month period as of December 31, 2011 was $ 513.

During the years ended December 31, 2011 and 2012, the Company recorded an impairment loss for its investment in equity securities in an amount of $ 514 and $ 700, respectively.

In 2011 and 2012, the Company received proceeds from sale and maturity of available for-sale marketable securities of $ 1,507 and $ 2,674, respectively, and recorded related net gains (losses) of $ 20 and $ 31 in financial income, respectively.

c.	The amortized costs of available-for-sale debt securities at December 31, 2012, by contractual maturities, are shown below:

	Amortized	Gross unrealized gains (losses)		Estimated
	cost	Gains	Losses	fair value

Due between one year to five years	599	65	-	664

	$599	$65	$-	$664

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 4:-	Marketable securities (Cont.)

The following is the change in the other comprehensive income from available-for-sale securities during 2012 and 2011:

Other comprehensive income

Other comprehensive loss from available-for-sale securities as of January 1, 2011	(998)

Other than temporary impairment on marketable securities	714
Reclassification of earnings of realized gain from available-for-sale securities	(20)
Unrealized loss from available-for-sale securities	(136)

Other comprehensive loss from available-for-sale securities as of December 31, 2011	(440)
Other than temporary impairment on marketable securities	700
Reclassification of earnings of realized gain from available-for-sale securities	(31)
Unrealized loss from available-for-sale securities	(56)

Other comprehensive loss from available-for-sale securities as of December 31, 2012	173

Note 5:-	Fair value measurement

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 5:-	Fair value measurement (Cont.)

The Company's financial assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of December 31, 2012 and 2011:

	Fair value measurements using input type
	December 31, 2012
	Level 1	Level 2	Level 3	Total

Assets:
Equity securities	2,100	-	-	2,100
Government and corporate debentures	12,860	237	-	13,097
Foreign currency derivative contracts	-	253	-	253

Total financial assets	14,960	490	-	15,450

Liabilities:
Contingent consideration (**)	-	-	12,022	12,022

Total financial liabilities	-	-	12,022	12,022

Redeemable non-controlling interest **)	-	-	22,363	22,363

	Fair value measurements using input type
	December 31, 2011
	Level 1	Level 2	Level 3	Total

Assets:
Equity securities	2,415	-	-	2,415
Government and corporate debentures	11,807	638	-	12,445
Auction rate securities (*)	-	-	2,233	2,233
Foreign currency derivative contracts	-	42	-	42

Total financial assets	14,222	680	2,233	17,135

Liabilities:
Contingent consideration (**)	-	-	3,590	3,590

Total financial liabilities	-	-	3,590	3,590

Redeemable non-controlling interest **)	-	-	11,469	11,469

(*)	The fair value of auction rate securities with unquoted prices was determined using valuations, observable inputs based on limited market activity and other data obtained from independent sources.

(**)	The fair value of redeemable non-controlling interest and contingent consideration was determined based on the present value of the future expected cash flow.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 5:-	Fair value measurement (Cont.)

The following table summarizes the Company’s activity with respect to those financial assets where fair value measurements are estimated utilizing Level 3 inputs.

	December 31,
	2011	2012

Carrying value as of January 1	2,373	2,233
Sale of financial assets	-	(2,331)
Net changes in fair value	60	67
Realized gain	-	31
Impairment due to credit loss	(200)	-

Carrying value as of December 31	2,233	-

The following table summarizes the activity for those financial liabilities and redeemable non-controlling interests where fair value measurements are estimated utilizing Level 3 inputs.

	December 31,
	2011	2012

Carrying value as of January 1	5,915	15,059
Acquisition of new subsidiary	12,583	28,455
Repayment of contingent consideration	(2,030)	(8,907)
Exchange differences	(1,361)	177
Net changes in fair value	(48)	(399)

Carrying value as of December 31	15,059	34,385

Note 6:-	Investments in affiliated companies

The following table summarizes activity related to formula’s investment in affiliates:

2012

January 1, 2012	75,996
Equity in gains of affiliated	334
Purchase of additional shares	7,408
Exchange differences	806
Gain of control in an affiliated company (see Note 3(e))	(82,650)

December 31, 2012	1,894

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 6:-	Investments in affiliated companies (Cont.)

Following are details relating to the financial position and results of operations of affiliates in the aggregate:

a.	Group's share of its associates' statement of financial position based on the interests therein as of the below reporting dates:

	December 31,
	2011	2012

Current assets	20,977	1,801
Noncurrent assets *)	80,166	438
Current liabilities	15,842	276
Noncurrent liabilities	9,305	69

	75,996	1,894

Other investments	1,111	1,128

	77,107	3,022

*)	Includes balances of other intangibles and goodwill in an amount of $ 23,521 as of December 31, 2011 and includes balance of goodwill in an amount of $ 398 as of December 31, 2012.

b.	Group's share of its associates' statement of operation based on the interests therein during the periods shown below (with respect to the Group's interest in Sapiens, for the period from August 21, 2011 until January 27, 2012 only):

	Year ended December 31,
	2010	2011	2012

Revenues	6,592	18,016	5,750
Income (loss)	(1,070)	(206)	340

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	PROPERTY, PLANTS AND EQUIPMENT, NET

Composition:

	December 31,
	2011	2012
Cost:
Computers and equipment	16,972	31,771
Motor vehicles	578	641
Buildings	3,453	3,051
Leasehold improvements	11,582	15,393

	32,585	50,856
Accumulated depreciation:
Computers and equipment	9,209	21,807
Motor vehicles	243	352
Buildings	1,770	1,683
Leasehold improvements	2,198	5,555

	13,420	29,397

Depreciated cost	19,165	21,459

Depreciation expenses totaled $ 4,051, $ 4,260 and $ 5,500 for the years ended December 31, 2010, 2011 and 2012, respectively.

Note 8:-	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2012 were as follows:

Balance as of January 1, 2011	166,495

Gain of control in subsidiaries	34,903
Adjustments due to finalized purchase price allocation	133
Realization as a result of loss of control	(26,519)
Foreign currency translation adjustments	(8,005)

Balance as of December 31, 2011	167,007

Gain of control in subsidiaries	155,942
Additional consideration in conjunction with prior acquisitions	140
Foreign currency translation adjustments	3,452

Balance as of December 31, 2012	326,541

The Company performed annual impairment tests during the fourth quarter of 2012 and did not identify any impairment losses (See Note 2(n)).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 9:-	CAPITALIZED SOFTWARE DEVELOPMENT COSTS and OTHER Intangible Assets, Net

a.	Capitalized software development costs

The changes in capitalized software development costs during the years ended December 31, 2011 and 2012 were as follows:

	Year ended December 31,
	2011	2012

Balance at the beginning of the year	$24,412	$12,387

Realization as a result of loss of control	(13,788)	-
Addition as a result of gain of control in an affiliated company of newly-consolidated subsidiaries	-	20,326
Capitalization	8,300	8,433
Amortization	(6,300)	(8,100)
Functional currency translation adjustments	(237)	403

Balance at the year end	$12,387	$33,449

Amortization of capitalized software development costs for 2010, 2011 and 2012, was $ 9,100, $ 6,300 and $ 8,100, respectively. Amortization expense is included in cost of revenues. As for impairment of capitalized software development costs, see Note 2(m).

b.	Other intangible assets, net

(i)	Other intangible assets, net, are comprised of the following as of the below dates:

	December 31,
	2011	2012
Original amounts:
Customer relationship	23,281	50,795
Acquired technology	2,138	7,980
Other intangibles	4,320	5,338

	29,739	64,113
Accumulated amortization:
Customer relationship	7,633	17,609
Acquired technology	-	1,575
Other intangibles	1,396	3,515

	9,029	22,699

Total	20,710	41,414

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 9:-	CAPITALIZED SOFTWARE DEVELOPMENT COSTS and OTHER Intangible Assets, Net (Cont.)

(ii)	Amortized expenses totaled $ 2,300, $ 3,803 and $ 12,050 for the years ended December 31, 2010, 2011 and 2012, respectively.

(iii)	Estimated other intangible assets amortization for the years ended:

December 31,

2013	8,749
2014	7,016
2015	5,752
2016	4,802
2017	4,009
2018 and thereafter	11,086

Total	41,414

Note 10:-	Liabilities to Banks and Others

a.	Composition:

	December 31, 2012	Linkage Basis	Long-term liabilities	Current maturities	Total long-term liabilities net of current maturities	Total long-term liabilities net of current maturities
	Interest rate		December 31, 2012			December 31, 2011
	%

	4.6-5.9	NIS - Unlinked	69,026	11,043	57,983	26,450
	Libor+ 4.05	USD -Unlinked	8,050	4,050	4,000	8,000
		Other	3,250	574	2,676	9

Total			80,326	15,667	64,659	34,459

b.	Maturity dates:

	December 31,
	2011	2012

First year (current maturities)	11,689	15,667
Second year	8,918	17,623
Third year	9,025	15,899
Fourth year	5,150	12,049
Fifth year	5,053	11,010
Sixth year and thereafter	6,313	8,078

Total	46,148	80,326

c.	For details of liens, guarantees and credit facilities, see Note 14.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 11:-	Debentures

a.	Comprised as follows:

		Interest	December 31,
	Linkage	rate	2011	2012

Non-convertible debentures (b)	CPI	5.15%	46,718	15,735

Less - current maturities of debentures			(31,472)	(15,735)

Total			15,246	-

b.	Non-convertible debentures:

The above-listed non-convertible debentures were issued and sold by Matrix in August 2007 for an aggregate amount of NIS 250,000 (approximately $ 62,000).

The debentures bear interest at an annual rate of 5.15% plus additional 0.5% until the debentures were to be listed for trading on the TASE. Interest is paid every six months commencing on December 31, 2007 through December 31, 2013. On February 21, 2008, Matrix listed the debentures for trading on the TASE. The principal amount owed under the debentures will be repaid in four equal annual installments on December 31 of each of the years 2010 through 2013. The principal and interest owed under the debentures are linked to the Israeli consumer price index ("CPI"). The fair value of the debentures as of December 31, 2011 and 2012 was $ 47,701 and $ 16,404 respectively. See Note 14 for information regarding covenants related to the non-convertible debentures.

In 2008, Matrix repurchased outstanding debentures with a value amounting to $ 12,600.

Note 12:-	Employee Option Plans

a.	In March 2008, Formula's shareholders approved the adoption of Formula's 2008 Employee and Officer Share Option Plan (the "2008 plan"). Pursuant to the 2008 plan, the Company may grant from time to time to the Formula’s and its subsidiaries' employees and officers (who are not Formula's controlling shareholders) options to purchase up to 400,000 ordinary shares of Formula. The 2008 plan is administered by Formula's board of directors or by an option committee to be appointed by the board. The 2008 plan provides that options may be granted, from time to time, to such grantees to be determined by the board or the option committee, at an exercise price and under such terms to be determined at their sole and absolute discretion. Options may be granted under the 2008 plan through January 2018.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 12:-	Employee Option Plans (Cont.)

In January 2009, Formula granted to its chief executive officer, in connection with his new service agreement, options to purchase 396,000 ordinary shares. These options vested over a three-year period, commencing on December 17, 2008, on a quarterly basis. The exercise price of the options was NIS 0.01 per share. The options were to expire six years after the date of grant. These options were amortized in accordance with the Group's option amortization methodology. In April 2010, the Company’s chief executive officer exercised all of the options. Total fair value of the grant was calculated based on the share price on the grant date and equaled $ 926 ($ 2.34 per share).

In March 2011, Formula's shareholders approved the adoption of Formula's 2011 Employee and Officer Share Option Plan (the "2011 plan"). Pursuant to the 2011 plan, the Company may grant from time to time to the Company's and its subsidiaries' employees and officers (which are not Formula's controlling shareholders) options to purchase up to 545,000 ordinary shares of Formula. The 2011 plan is administered by Formula's board of directors or by an option committee to be appointed by the board. The 2011 plan provides that options may be granted, from time to time, to such grantees to be determined by the board or the option committee, at an exercise price and under such terms to be determined at their sole and absolute discretion. Options may be granted under the plan through March 2021. In 2012, the Company increased the amount of ordinary shares reserved for issuance under the 2011 plan by 1,200,000 options.

In March 2011, concurrently with the amendment and extension of Formula chief executive officer's service agreement, the Company approved him a grant of options exercisable for an additional 543,840 ordinary shares. The options vest in equal quarterly installments, over a four year period that commence in December 2011 and concludes in December 2015. The exercise price of the options is NIS 0.01 per share. These options are amortized in accordance with the Group's option amortization methodology. In May 2011, the chief executive officer exercised all of these options for redeemable restricted shares, for which the Company's redemption right was to lapse in accordance with the remaining vesting schedule for the unvested options from which they arose. Total fair value of the grant was calculated based on the share price on the grant date and totaled $ 9,055 ($ 16.65 per share).

In December 2011, at which time Formula was negotiating an amendment and an extension of its chief executive officer's service agreement, it redeemed all of the above-described 543,840 shares for no consideration. In March 2012, concurrently with the amendment and extension of its chief executive officer's service agreement, Formula approved a grant of options to its chief executive officer, exercisable for 1,122,782 ordinary shares as long as (i) the chief executive officer is a director of Formula and/or (ii) a director of each of the directly held subsidiaries of Formula; provided that if he fails to meet the foregoing requirement (A) due to the request of the board of directors of either Formula or any of its directly held subsidiaries (other than a request which is based on actions or omissions by the chief executive officer that would constitute "cause" under his service agreement with Formula), (B) because the chief executive officer is prohibited under the governing law or charter documents of the relevant company or the stock exchange rules and regulations applicable to such company from being a director of such company (other than due to his actions or omissions) or (C) notwithstanding the chief executive officer's willingness to be so appointed (but provided that neither (A) nor (B) applies); then, in each of (A), (B) and (C), the chief executive officer will be deemed to have complied with clauses (i) or (ii) above. The options vest in equal quarterly installments over an eight year period that commences in March 2012 and concludes in December 2019. The exercise price of the options is NIS 0.01 per share. These options are amortized in accordance with the Group's option amortization methodology. The new grant is accounted for as a modification to the March 2011 grant to the chief executive officer. Total fair value of the grant was calculated based on the share price on the grant date and totaled $ 18,021 ($ 16.05 per share). Notwithstanding the foregoing, the options granted can be exercised by the chief executive officer, at any time, whether vested or not, provided that any shares that will be issued upon the exercise of the options that are unvested at the time of such exercise shall be redeemable shares, which shall vest according to the vesting periods provided for the options.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 12:-	Employee Option Plans (Cont.)

b.	Formula's subsidiaries grant, from time to time, options to their employees to purchase shares in the respective companies. The options were mainly granted during the years 1999-2011. In general, the options expire 7-10 years after grant. For further information with respect to expenses relating to the benefit to the employees, an additional disclosure required by ASC 718, see Note 2(y).

c.	The following table sets forth the breakdown of stock-based compensation expense resulting from stock options grants, as included in the consolidated statements of income:

	Year ended December 31,
	2010	2011	2012

Cost of revenues	2	4	16
Research and development expenses	61	54	114
Selling and marketing expenses	75	92	82
General and administrative expenses	1,326	4,473	4,708

Total stock-based compensation expense	1,464	4,623	4,920

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 12:-	Employee Option Plans (Cont.)

Magic:

The following table is a summary of employee option activity as of December 31, 2012, and changes during the year ended December 31, 2012, in Magic:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2012	1,355,879	$2.31	6.46	$3,416
Granted	-	-
Exercised	(136,708)	$2.53
Expired and forfeited	(61,786)	$2.13

Outstanding at December 31, 2012	1,157,385	$2.74	5.87	$2,298

Exercisable at December 31, 2012	791,797	$2.54	4.86	$1,738
Vested and expected to vest at December 31, 2012	1,117,531	$2.70	5.77	$2,261

The weighted-average grant-date fair value of options to purchase Magic shares granted during the years ended December 31, 2010 and 2011 was $ 1.88 and $ 4, respectively. During 2012 no options were granted .The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2012. This value would change based on changes in the market value of Magic's ordinary shares.

The total intrinsic value of Magic options exercised during the years ended December 31, 2010, 2011 and 2012 was $ 1,895, $ 2,197 and $ 572, respectively. As of December 31, 2012, there was $ 341 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under Magic’s option plans. This cost is expected to be recognized over a weighted-average period of approximately three years.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 12:-	Employee Option Plans (Cont.)

Sapiens:

The following table is a summary of employee option activity as of December 31, 2012, and changes during the year ended December 31, 2012, in Sapiens:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2012	5,187,146	$1.97	4.56	$9,405
Granted	432,805	3.84
Exercised	(1,244,679)	$1.68
Expired and forfeited	(154,463)	$2.5

Outstanding at December 31, 2012	4,220,809	$2.21	3.91	$7,562

Exercisable at December 31, 2012	2,954,488	$1.88	3.35	$6,265

The weighted-average grant-date fair value of Sapiens options granted during the years ended December 31, 2010, 2011 and 2012 was $ 1.08, $ 2.25 and $ 1.96, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2012. This value would change based on the changes in the market value of Sapiens' common shares.

The total intrinsic value of Sapiens options exercised for the years ended December 31, 2010, 2011 and 2012 was $ 16, $ 253 and $ 2,668, respectively. As of December 31, 2012, there was $ 1,666 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under Sapiens option plans. This cost is expected to be recognized over a weighted-average period of approximately four years.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 12:-	Employee Option Plans (Cont.)

Matrix:

The following table is a summary of employee option activity as of December 31, 2012, and changes during the year ended December 31, 2012, in Matrix:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2012	2,191,665	$4.57	3.73	$1,162
Granted	-	-
Exercised	(91,665)	$0.33
Expired and forfeited	-	$-

Outstanding at December 31, 2012	2,100,00	$3.85	2.8	$976

Exercisable at December 31, 2012	-	$-	-	-

The weighted-average grant-date fair value of Matrix options granted during the year ended December 31, 2012 was $ 1.44. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2012. This value would change based on the change in the market value of Matrix' ordinary shares. As of December 31, 2012, there was approximately $ 949 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under Matrix equity incentive plan. Those costs are expected to be recognized over a weighted-average period of two years. The total intrinsic value of options exercised during the years ended December 31, 2010, 2011, and 2012 was $ 3,110, $ 738 and $ 376, respectively.

Note 13:-	Liability in respect of capital lease

The following are details of the Company’s future minimum lease commitments in respect of capital leases as of December 31, 2012:

	Minimum lease payments	Interest	Present value of minimum lease payment

First year	556	103	453
Second year until fifth year	1,987	254	1,733

Total	2,543	357	2,186

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 14:-	Commitments and Contingencies

a.	Liens:

Pursuant to a bank credit agreement, a lien has been incurred by the Company over a certain portion of its investment in outstanding shares of Matrix and Sapiens.

b.	Guarantees:

1.	The Group has provided bank guarantees in an aggregate of approximately $ 11,600 as security for its subsidiary companies’ performance of various contracts with customers. If the subsidiaries were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees distribute the amounts claimed to be due.

2.	Subsidiaries have provided bank guarantees aggregating to $ 5,200 as security for rent to be paid for their offices and credit lines from banks. If the subsidiaries were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees distribute the amounts claimed to be due.

c.	Covenants:

In connection with the Group's credit facility agreements, primarily Matrix, with various financial institutions and in connection with non-convertible debentures, the Group committed to the following:

1.	To maintain certain financial ratios. The Group has met the financial ratios as of December 31, 2011 and 2012.

2.	Matrix committed not to grant a security interest in all or substantially all of its assets.

3.	Matrix committed not to distribute dividends that will cause its equity (when measured based on International Financial Reporting Standards ("IFRS") to be less than NIS 275,000 (approximately $ 74,000). As of December 31, 2012, Matrix's equity was approximately NIS 566,000 (approximately $ 152,000) (as measured based on IFRS).

d.	Legal proceedings:

1.	In 2010, a former customer of Sapiens filed a claim in the arbitration court in Warsaw, Poland against Sapiens, for damages allegedly caused by Sapiens with respect to a license and services contract with such former customer entered into a few years before. A settlement was reached in October 2011 under which Sapiens paid 1,100 Euro ($1,509) and recovered an amount of $ 1,200 from an insurance company.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 14:-	Commitments and Contingencies (Cont.)

2.	In August 2009, a software company and one of its owners filed an arbitration proceeding against Magic and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in an amount of approximately $13,900. The arbitrator determined that both Magic and the subsidiary breached the non-disclosure agreement, but closing summaries regarding damages have not yet been submitted

In June 2011 the plaintiffs filed a motion to allow them to amend the claim by adding new causes of action and increasing the damages claimed in the lawsuit by approximately an additional NIS 238 million (approximately $ 63,800) based on new arguments. Following discussions between the parties, the arbitrator rejected the motion and determined that if the plaintiffs wish to claim the additional damages (and the additional causes of action) they should do so in a separate legal proceeding. To date the plaintiffs have not filed an additional lawsuit.

At this time, given the multiple uncertainties involved and due to the highly speculative nature of the damages sought by the plaintiff, which leaves a wide discretion to the arbitrator in quantifying and awarding the damages, Magic was unable to estimate the amount of the probable loss, if any, to be recognized.

3.	In addition to the above-described legal proceedings, from time to time, Formula and/or its subsidiaries are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. The Company applies ASC 450, "Contingencies," and accrues a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in the determination of both the probability and as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. The Company intends to defend itself vigorously against the above claims, and it generally intends to vigorously defend any other legal claims to which it is subject. While for most litigation, the outcome is difficult to determine, to the extent that there is a reasonable possibility that the losses to which the Company may be subject could exceed the amounts (if any) that it has already accrued, the Company attempts to estimate such additional loss, if reasonably possible, and disclose it (or, if it is an immaterial amount, indicate accordingly). The aggregate provision that the Company has recorded for all other legal proceedings (other than the particular material proceedings described above) is not material. Furthermore, in respect of its ordinary course legal, administrative and regulatory proceedings (that is, other than the particular material proceedings described above), the Company estimates, in accordance with the procedures described above, that as of the current time there is no reasonable possibility that it will incur material losses exceeding the non-material amounts already recognized.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 14:-	Commitments and Contingencies (Cont.)

e.	Operating lease commitments:

The following are details of the Company’s future minimum lease commitments for office equipment, office space and motor vehicles under non-cancelable operating leases as of December 31, 2012:

2013	21,837
2014	14,555
2015	9,357
2016	6,848
2017	6,117
2018 and Thereafter	4,496

63,210

Rent expenses for the years 2010, 2011 and 2012, were approximately $ 15,000, $ 13,000 and $ 15,559, respectively.

f.	Royalty commitments

Sapiens Technologies (1982) Ltd. ("Sapiens Technologies"), a subsidiary of Sapiens incorporated in Israel, was partially financed under programs sponsored by the Israel’s Office of the Chief Scientist ("OCS") for the support of certain research and development activities conducted in Israel. In exchange for participation in the programs by the OCS, Sapiens Technologies agreed to pay 3%-3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs based on an understanding with the OCS reached in January 2012.

The royalties will be paid up to a maximum amount equaling 100%-150% of the grants provided by the OCS, linked to the dollar, and for grants received after January 1, 1999, bear annual interest at a rate based on LIBOR.

Royalty expenses amounted to $ 614, $ 340 and $574 in 2010, 2011 and 2012, respectively, and are included in cost of revenues. Royalty expenses in 2012 were set off completely by a reversal of a liability which was recorded as a reduction of cost of revenues in 2012. The liability was recorded as part of the purchase price allocation performed upon the gain of control over Sapiens (see Note 3(e)).

As of December 31, 2012, Sapiens had a contingent liability to pay royalties of approximately $ 8,360, of which $ 3,166 was recorded as liability.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 15:-	Equity

The composition of the Company’s share capital is as follows:

	December 31, 2012			December 31, 2011
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding

Ordinary shares, NIS 1 par value each	25,000,000	14,164,620	13,596,000	25,000,000	14,164,620	13,596,000

a.	Formula's ordinary shares, par value NIS 1 per share, are traded on the TASE and Formula's ADSs, each representing one ordinary share, are traded on the NASDAQ.

b.	Formula holds 568,620 of its ordinary shares.

c.	In April 2010, Formula distributed a cash dividend of approximately $20,000.

d.	In May 2011, Formula distributed a cash dividend of approximately $10,000.

e.	For information concerning the Company's employee and officer share option plan, see Note 12.

f.	In December 2010, Magic consummated a private placement of its ordinary shares and warrants with several institutional and private investors, issuing 3,287,616 ordinary shares at a price of $ 6.5 per share and in a total amount of $ 20,290 net of issuance expenses. In addition, certain of the purchasers received warrants to purchase up to an aggregate of 1,134,231 Magic ordinary shares at an exercise price of $ 8.26 per share. The warrants are exercisable as of six months from the date of issuance, have a term of three years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions.

Note 16:-	Income Taxes

a.	Israeli taxation:

1.	Taxable income of Israeli companies was (or is, as appropriate) subject to tax at the rate of 25% in 2010, 24% in 2011 and 25% in 2012 and onwards.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"):

Some operations of certain of Formula's Israeli subsidiaries have been granted "Approved Enterprise" and "Privileged Enterprise" status pursuant to the Investment Law, which provides certain benefits, including tax exemptions and reduced tax rates. Income not eligible for Approved Enterprise and Privileged Enterprise benefits is taxed at regular rates.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 16:-	Income Taxes (Cont.)

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise's income. The tax-exempt income attributable to the

Approved Enterprise programs mentioned above can be distributed to shareholders without subjecting the Company to taxes, only upon the complete liquidation of the applicable Israeli subsidiary. Tax-exempt income generated under the Privileged Enterprise program will be subject to taxes upon dividend distribution (which includes the repurchase of the Company's shares) or liquidation.

For all the above referred to operations, the benefit periods under the Law have not yet commenced.

The entitlement to the above benefits is conditional upon the fulfillment of the conditions stipulated by the Investment Law and related regulations (see below). Should any of Formula's Israeli subsidiaries fail to meet such requirements in the future, income attributable to the relevant entity's Approved Enterprise or Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate, and the entity could be required to refund a portion of the tax benefits already received with respect to such programs. As of December 31, 2012, management believes that Formula's Israeli subsidiaries are in compliance with all of the conditions required by the Investment Law.

Effective January 1, 2011, the Israeli Knesset enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, ("the Amendment"). Under the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Formula's Israeli subsidiaries entire preferred income (as defined under the Amendment). These subsidiaries will be able to opt to apply (the election is irrevocable) the Amendment and from then on it will be subject to the amended tax rates as follows: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

3.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969 (or the "Industrial Encouragement Law:

It is Formula’s management belief that some of its subsidiaries currently qualify as an "Industrial Company," as defined by the Industrial Encouragement Law. That Law defines an "Industrial Company" as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production. Under the Industrial Encouragement Law, these subsidiaries are entitled to certain tax benefits including, inter alia, accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 16:-	Income Taxes (Cont.)

4.	Commencing in 2005, some of Sapiens Israeli subsidiaries have elected to file their tax returns under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Accordingly, commencing in 2005, results of those subsidiaries for tax purposes are measured in U.S. dollars.

b.	Subsidiaries outside Israel:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective jurisdictions of domicile. None-of Israeli income taxes, foreign withholding taxes nor deferred income taxes has been provided in relation to undistributed earnings of the non-Israelis subsidiaries. This is because the Company intends to reinvest undistributed earnings in the foreign subsidiaries in which those earnings arose. If these earnings were distributed in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and non-Israeli withholding taxes.

c.	Net operating loss carryforwards:

Formula

Formula had cumulative losses for tax purposes as of December 31, 2012 totaling approximately $ 67,800 (as of December 31, 2011, the amount was $ 65,600), which can be carried forward and offset against taxable income in the future for an indefinite period,

Matrix

Matrix had cumulative losses for tax purposes as of December 31, 2012 totaling approximately $ 38,100 (as of December 31, 2011, the amount was $ 43,400), which can be carried forward and offset against taxable income in the future for an indefinite period,

Magic

As of December 31, 2012, Magic and its Israeli subsidiaries had operating loss carryforwards of $ 19,596, which can be carried forward and offset against taxable income in the future for an indefinite period. Magic's subsidiaries in Europe had estimated total available tax loss carryforwards of $ 5,199 as of December 31, 2012, to offset against future taxable income. Magic's subsidiaries in the U.S. had estimated total available tax loss carryforwards of $ 3,835 as of December 31, 2012, which can be carried forward and offset against taxable income for a period of up to 20 years, from the year the loss was incurred.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 16:-	Income Taxes (Cont.)

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions ("annual limitations") of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Sapiens

As of December 31, 2012, certain subsidiaries of Sapiens had tax loss carry-forwards totaling approximately $ 54,400 which can be carried forward and offset against taxable income with expiration dates ranging from 2013 and onwards. Most of these carry-forward tax losses have no expiration date.

Formula and its subsidiaries had cumulative losses for tax purposes as of December 31, 2012 totaling approximately $ 188,600 (as of December 31, 2011, the amount was $ 148,400), of which $ 162,600 was in respect of companies in Israel which can be carried forward and offset against taxable income in the future for an indefinite period, and approximately $ 26,000 of which was in respect of companies abroad (as of December 31, 2011, that amount was $ 9,800).

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

Formula and its subsidiaries are routinely examined by various taxing authorities. Below is a summary of the income tax assessments of Formula and its subsidiaries:

Formula

Formula's tax years 2009 through 2012 remain subject to examination by the Israeli Tax Authorities.

Matrix

Matrix and its subsidiaries have final tax assessments as of the year 2010 and 2008, respectively.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 16:-	Income Taxes (Cont.)

Magic

Magic (the Israeli entity) and its Israeli subsidiaries have received final tax assessments through the year 2008. Non-Israeli subsidiaries of Magic are taxed according to the tax laws in their respective jurisdictions of domicile. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to adjustment for foreign tax credits) and foreign withholding taxes.

Sapiens

As of December 31, 2012, most of the Sapiens' Israeli subsidiaries are subject to Israeli income tax audits for the tax years 2008 through 2012, to U.S. federal income tax audits for the tax years of 2009 through 2012.

e.	Deferred taxes:

1.	Composition:

	December 31,
	2011	2012

Net operating losses carried forward	33,753	44,822
Allowances, reserves and intangible assets	4,651	592
Capitalized software costs	(1,575)	(3,140)
Differences in measurement basis (cash basis for tax purposes)	(6,745)	(6,770)

	30,084	35,504
Valuation allowance	(19,984)	(25,419)

Total	10,100	10,085

2.	Presentation in balance sheets:

	December 31,
	2011	2012

Other current assets	6,254	7,527
Other non-current assets	11,630	13,618
Other current liabilities	(2,509)	(3,076)
Long-term liabilities	(5,275)	(7,984)

	10,100	(10,085)

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 16:-	Income Taxes (Cont.)

f.	Income before taxes on income:

	Year ended December 31,
	2010	2011	2012

Domestic	31,153	32,692	37,430
Foreign	11,463	10,258	12,893

Total	42,616	42,950	50,323

g.	Income taxes included in the statements of income:

	Year ended December 31,
	2010	2011	2012

Current taxes:

Domestic	8,149	8,351	5,955
Foreign	1,750	1,136	1,113

	9,899	9,487	7,068
Deferred taxes:

Domestic	(4,004)	(3,948)	(453)
Foreign	649	150	(32)

Deferred taxes, net	(3,355)	(3,798)	(485)

Taxes on income	6,544	5,689	6,583

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 16:-	Income Taxes (Cont.)

h.	Theoretical tax:

The following table presents reconciliation between the theoretical tax expense, assuming that all income was taxed at statutory tax rates, and the actual income tax expense, as recorded in the Company's statements of income:

	Year ended December 31,
	2010	2011	2012

Income before income taxes, as per the statement of operations	42,616	42,950	50,323

Statutory tax rate in Israel	25%	24%	25%

Theoretical tax expense	10,654	10,308	12,581
Reconciliation:
Non-deductible expenses	238	1,539	1,965
Effect of different tax rates	631	922	547
Deferred taxes on losses (utilization of losses) and temporary differences for which a valuation allowance was provided, net	(3,438)	883	(761)
Effect of change in Israel tax rates	-	(1,606)	-
Prior year losses and temporary differences for which deferred taxes were recorded, net	(3,231)	(6,692)	(4,179)
Uncertain tax position	1,636	297	(1,260)
Taxes in respect of prior years	735	(707)	(2,456)
Other	(681)	745	146

Income taxes as per the statement of operations	6,544	5,689	6,583

Effective tax rate - in %	15.4%	13.2%	13.1%

i.	Uncertain tax positions:

During the years ended December 31, 2010, 2011 and 2012, Formula and its subsidiaries recorded $ 1,636, $ 297 and $ (1,260) of tax expenses (benefit), respectively.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 16:-	Income Taxes (Cont.)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits in Formula's subsidiaries is as follows:

Balance as of January 1, 2011	2,106

Increase related to current year tax positions	1,363
Decrease related to prior years' tax positions	(512)

Decrease due to deconsolidation of Sapiens	(400)

Balance as of December 31, 2011	2,557

Increase due to consolidation of Sapiens	1,566

Increase related to current year tax positions	66
Decrease related to prior years' tax positions	(401)

Settlements with tax authorities	(925)

Balance as of December 31, 2012	2,863

The Group recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2010, 2011 and 2012, the amounts recognized, on a consolidated basis, for interest and penalties expenses related to uncertain tax positions were $209, $ (154) and $ 97, respectively. In addition, the Group's consolidated liability for unrecognized tax benefits including accrued interest and penalties related to uncertain tax positions was $ 76 and $ 239 at December 31, 2011 and 2012, respectively, which is included within income tax accrual in the Group's consolidated balance sheets.

As of December 31, 2011 and 2012, there were no uncertain tax positions for which it was reasonably possible that the total amount of the Group's unrecognized tax benefits would significantly increase or decrease within 12 months.

As of December 31, 2012, the entire amount of unrecognized tax benefit (i.e., $2,863) could affect the Group's income tax provision and the effective tax rate.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:-	Supplementary Financial Statement Information

Balance Sheets:

a.	Other accounts receivable:

Composition:

	December 31,
	2011	2012

Government departments	16,043	17,331
Employees (1)	274	368
Prepaid expenses and advances to suppliers	10,026	11,490
Deferred taxes	6,254	7,527
Restricted deposits	-	699
Other	984	1,195

Total	33,635	38,863

(1)	Some of these balances are linked to the CPI, and bear interest at an annual rate of 4%.

b.	Liabilities to Banks:

Composition:

	December 31,		December 31,
	2012		2011	2012
	Interest rate	Linkage
	%	basis

Bank credit	Prime+2%	Unlinked	1,431	12
Short-term bank loans	Prime+0.1%		3,522	8,502
Current maturities of long-term loans from banks (see Note 10)			11,689	15,093

Total			16,642	23,607

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:-	Supplementary Financial Statement Information (Cont.)

c.	Other accounts payable:

Composition:

	December 31,
	2011	2012

Government institutions	17,325	14,391
Customer advances	1,028	917
Deferred taxes	2,509	3,076
Accrued royalties to the OCS (Note 14f)	-	1,170
Accrued expenses and other current liabilities	4,620	10,570

Total	25,482	30,124

d.	Financial expenses, net:

Composition:

	Year ended December 31,
	2010	2011	2012

Financial income	1,062	1,030	1,043
Financial costs related to long-term debt	(5,029)	(5,020)	(6,144)
Financial costs related to short-term credit and others	(2,527)	(1,599)	(1,828)
Gain (loss) from marketable securities, net (1) (2)	2,123	(911)	257

Total	(4,371)	(6,500)	(6,672)

(1)	Includes gains (losses) from trading securities still held by the Company for the years 2010, 2011 and 2012 in amounts of $ 2,276, $ (197) and $ 957, respectively (see Note 4).
(2)	Includes impairment of available-for-sale marketable securities for 2011 and 2012 of $ 714 and $ 700, respectively (see Note 4).

e.	Other expenses (income), net:

Composition:

	Year ended December 31,
	2010	2011	2012

gain on sale of fixed assets, net	-	(92)	(22)
Other loss (income)	231	(115)	(152)

Total	231	(207)	(174)

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:-	Supplementary Financial Statement Information (Cont.)

f.	Operating segments:

The Company operates in the software services and proprietary software products and related services through its three directly held subsidiaries: Matrix, Magic and Sapiens, respectively.

Matrix

Matrix provides software services, software development projects, outsourcing, integration of software systems and services – all in accordance with its customers' specific needs. Matrix also provides upgrading and expansion of existing software systems. Matrix software solutions and services include the following components: (i) development of dedicated customer software systems; (ii) customization of software developed by third parties to provide a response to customers' requirements; (iii) systems assimilation; (iv) offshore and domestic services, mainly for software developments and quality assurance and software testing; and (v) integration of all or part of these components. Matrix operates in sales and support of software products of leading worldwide vendors. Matrix supplies infrastructure solutions for computer and communication systems and hardware products. Matrix operates technological training and qualification centers providing advanced professional courses for hi-tech personnel, training and assimilation of computer systems, applications courses, professional training, soft-skills training and training for capital market operations.

Magic

Magic develops, market, sales and supports software development and deployment technology (the "Magic technology") and software solutions developed using the Magic technology. Magic technology enables enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized and integrated with existing systems meeting enterprises current needs.

Magic's offering provide software houses and enterprises the ability to create any type of business applications, leverage existing information technology resources, enhance business ability, and focus on core business priorities to gain maximum return on their existing and new IT investments. Magic technology also provides the option to deploy its software capabilities in the cloud, hosted in web services cloud computing environment.

Magic is known for its metadata driven, code-free approach, allowing users to focus on business logic rather than technological requirements. This approach forms the driving principle of both the Magic xpa application platform (formerly branded uniPaaS) and the Magic xpi business and process integration platform (formerly branded iBOLT). Both Magic xpa and Magic xpi enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. In December 2011, Magic acquired Appbuilder, a development environment platform which follows 4GL development paradigm and is used for managing, maintaining and reusing complicated applications needed by large businesses.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:-	Supplementary Financial Statement Information (Cont.)

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

Sapiens

Sapiens is a global provider of innovative software solutions for the financial services industry, with a focus on insurance. Sapiens offer its customers a broad range of software solutions and services comprised, primarily of: (i) Core software solutions for the Insurance industry – including Property & Casualty/General Insurance ("P&C") and Life, Annuities, Pension and retirement ("L&P") products; (ii) Business decision management solutions for all financial services, including insurance, banking and capital markets; (iii) Project delivery and implementation of mission-critical solutions using best practices.

Sapiens products and services enable its customers to modernize business processes, rapidly launch new products, build multiple distribution channels, adhere with new regulations and respond quickly to changes in the industry.

Sapiens' insurance solutions are deployed at leading insurance carriers globally. Sapiens' service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve their business objectives.

From August 21, 2011, the date on which Formula lost its control in Sapiens, as described in Note 1, until January 27, 2012, the date on which Formula regained its control in Sapiens, as described in Note 1, Sapiens' results of operations were reflected in the Company's results using the equity method of accounting and therefore were not considered an operating segment during this period.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:-	Supplementary Financial Statement Information (Cont.)

The Company evaluates the performances of each of its directly held subsidiaries based on operating income/loss. Headquarters and finance expenses of Formula are allocated proportionally among the subsidiaries:

	Matrix	Sapiens	Magic	Total

Revenues:
2012	514,931	104,110	126,380	745,421
2011	491,144	36,515	113,328	640,987
2010	409,272	52,235	88,578	550,085

Inter-segment sales:
2012	690	-	-	690
2011	370	-	-	370
2010	391	-	-	391

Operating income:
2012	33,525	7,825	15,645	56,995
2011	30,974	4,487	13,989	49,450
2010	31,412	6,476	9,099	46,987

	Matrix	Sapiens	Magic	Total

Identifiable assets:
2012	325,203	99,598	103,807	528,608
2011	289,770	-	92,143	381,913

Goodwill:
2012	155,628	119,701	51,212	326,541
2011	121,241	-	45,766	167,007

Identifiable liabilities:
2012	189,080	46,580	23,859	259,519
2011	185,044	-	29,452	214,496

Depreciation and amortization:
2012	7,873	10,333	7,444	25,650
2011	5,893	3,430	5,040	14,363
2010	4,235	6,647	4,569	15,451

Investments in segment assets:
2012	3,157	1,327	510	4,994
2011	8,048	362	497	8,907
2010	4,103	662	583	5,348

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:-	Supplementary Financial Statement Information (Cont.)

The following table presents reconciliation, between the data concerning revenues, assets and liabilities appearing in the individual operating segments' financial statements and the corresponding data appearing in the Company's consolidated financial statements:

	Year ended December 31,
	2010	2011	2012

Revenues:
Revenues as above	550,085	640,987	745,421
Less inter-segment transactions	(391)	(370)	(690)

Revenues as per statements of operations	549,694	640,617	744,731

	December 31,
	2011	2012
Identifiable assets:
Total assets of operating segments	548,920	855,149
Assets not identifiable to a particular segment	122,217	26,067
Elimination of inter-segment assets and other	-	(296)

Total assets as per consolidated balance sheets	671,137	880,920

Identifiable liabilities:
Total liabilities of operating segments	214,496	259,519
Liabilities not identifiable to a particular segment	104,453	153,279
Elimination of inter-segment liabilities and other	-	(296)

Total liabilities as per consolidated balance sheets	318,949	412,502

g.	Geographical information:

1.	The Company's long-lived assets are located as follows:

	December 31,
	2011	2012

Israel	17,946	19,328
United States	180	619
Europe	593	1,140
Japan	374	290
Other	72	82

Total	19,165	21,459

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:-	Supplementary Financial Statement Information (Cont.)

2.	Revenues:

The Company’s revenues classified by geographic area (based on the location of customers) are as follows:

	Year ended December 31,
	2010	2011	2012

Israel	412,985	486,025	500,775
International:
United States	73,075	92,484	137,298
Europe	39,057	38,377	74,126
Other	24,577	23,731	32,532

Total	549,694	640,617	744,731

h.	Earnings per share:

The following table presents the computation of basic and diluted net earnings per share for the Company:

	Year ended December 31,
	2010	2011	2012

Numerator:
Net income basic earnings per share - income available to shareholders	18,379	42,962	24,030

Amount for diluted earnings per share - income available to shareholders	18,379	42,962	24,030

Weighted average shares outstanding
Denominator for basic net earnings per share	13,382	13,514	13,596
Effect of dilutive securities	141	155	194

Denominator for diluted net earnings per share	13,523	13,669	13,790

Basic net earnings per share	1.37	3.17	1.78

Diluted net earnings per share	1.36	3.11	1.72

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SUBSEQUENT EVENT

On March 11, 2013, Sapiens filed a prospectus with the Securities and Exchange Commission, using a "shelf" registration process. Under this process, Sapiens may from time to time offer and sell its common shares, in one or more offerings, up to a total amount of $40,000. In addition, under this process, certain shareholders of Sapiens may from time to time offer and sell up to 6,000,000 of Sapiens common shares in one or more offerings. See Note 1 regarding the Company's policy for maintaining control over its subsidiaries.

- - - - - - - - - - - - - - - - - - -

Levy Cohen & Co.

Registered Auditors

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders

Magic Software Enterprises (UK) Limited

We have audited the accompanying balance sheet of Magic Software Enterprises (UK) Limited (the “Company”) as of December 31, 2012 and 2011, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2012 and 2011, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,
LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants
January 30, 2013

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
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders

Hermes Logistics Technologies Limited

We have audited the accompanying balance sheet of Hermes Logistics Technologies Limited (the “Company”) as of December 31, 2012 and 2011, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2012 and 2011, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,
LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants
February 8, 2013

J. Cohen C.P.A. (ISR) R. Shahmoon ACA	Registered to carry out audit work in the UK by The Institute of Chartered Accountants in England and Wales. Details about our audit registration can be viewed at www.auditregister.org.uk under reference no. C008178288.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Software Japan K. K.

We have audited the accompanying balance sheets of Magic Software Japan K.K. (the “Company”) as of December 31, 2011 and 2012, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2012, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Tokyo, Japan

January 30, 2013	/s/ KDA Audit Corporation
KDA Audit Corporation

Magic Benelux B.V.

Independent auditor’s report

Report on the financial statements

We have audited the accompanying financial statements 2010 of Magic Benelux B.V., Houten, which comprise the balance sheet as at December 31, 2010 and 2009, the profit and loss account and the notes, comprising a summary of the accounting policies and other explanatory information for each of the three years in the period ended December 31, 2010.

Management’s responsibility

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

Auditor’s responsibility

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

Magic Benelux B.V.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the management board report, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2:392 sub l at b-h has been annexed. Further we report that the management board report, to the extent we can assess, is consistent with the financial statements as required by Section 2:391 sub 4 of the Dutch Civil Code.

Dordrecht, January 28, 2011

Verstegen accountants en adviseurs,

Drs. L.K. Hoogendoorn RA MGA

To the Board of Directors and Shareholders of

Magic (Onyx) Magyarország Szoftverház K ft.

We have audited the accompanying balance sheet of Magic (Onyx) Magyarország Szoftverház Kft. (the “Company”) as of December 31, 2010 and 2009, and the related statements operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010 and 2009, and the related statements operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Budapest, Hungary	/s/ Maria Négyessy
January 28, 2011	Maria Négyessy
Reg. Auditor

