Form 20-F/A
period 2012-12-31
FORMULA SYSTEMS (1985) LTD
filed 2013-05-23
CIK 1045986

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

Yes ☐ No ☒

 Explanatory Note

This Amendment No. 1, or the Amendment, to the Annual Report on Form 20-F for the year ended December 31, 2012, filed on May 14, 2013 with the Securities and Exchange Commission, or the Report, is being filed by Formula Systems (1985) Ltd., or the Company, to amend the Report for the sole purpose of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of the Securities and Exchange Commission’s Regulation S-T. In accordance with the applicable grace period, the Interactive Data File disclosure in Exhibit 101 is being furnished within 30 days following the due date for the Report.

Other than as expressly described above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Report, or reflect any events that have occurred after the Report was originally filed.

ITEM 19. EXHIBITS

Exhibit No.
1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
8	List of Subsidiaries#
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act#
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act#
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002#
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002#
15.1	Consent of Kost, Forer, Gabbay & Kaiserer, a member of Ernst & Young Global#	Consent of Kost, Forer, Gabbay & Kaiserer
15.2	Consent of Levy Cohen and Co.#
15.3	Consent of Levy Cohen and Co.#
15.4	Consent of Verstegen accountants en adviseurs#
15.5	Consent of KDA Audit Corporation#
15.6	Consent of Maria Negyessy#
101	The following financial information from Formula Systems (1985) Ltd.’s annual report on Form 20-F for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2011 and 2012; (ii) Consolidated Statements of Income for the years ended December 31, 2010, 2011 and 2012; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2011 and 2012; (iv)Consolidated Statements of Changes in Equity for the years ended December 31, 2010, 2011 and 2012; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text.* +

# Filed with the original filing of the Report.

*Furnished herewith.

+ Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

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

FORMULA SYSTEMS (1985) LTD.

By:	/s/Guy Bernstein	May 23, 2013
	Guy Bernstein	Date
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.
1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
8	List of Subsidiaries#
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act#
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act#
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002#
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002#
15.1	Consent of Kost, Forer, Gabbay & Kaiserer, a member of Ernst & Young Global#	Consent of Kost, Forer, Gabbay & Kaiserer
15.2	Consent of Levy Cohen and Co.#
15.3	Consent of Levy Cohen and Co.#
15.4	Consent of Verstegen accountants en adviseurs#
15.5	Consent of KDA Audit Corporation#
15.6	Consent of Maria Negyessy#
101	The following financial information from Formula Systems (1985) Ltd.’s annual report on Form 20-F for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2011 and 2012; (ii) Consolidated Statements of Income for the years ended December 31, 2010, 2011 and 2012; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2011 and 2012; (iv)Consolidated Statements of Changes in Equity for the years ended December 31, 2010, 2011 and 2012; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text.* +

# Filed with the original filing of the Report.

*Furnished herewith.

+ Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

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