Form 20-F
period 2013-12-31
FORMULA SYSTEMS (1985) LTD
filed 2014-04-30
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Tel: 972 3 5389487, Fax: 972 3 5389645

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

_________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each representing one Ordinary Share, NIS 1 par value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2013, the registrant had 14,718,782 outstanding ordinary shares, NIS 1 par value, of which 356,802 were represented by American Depositary Shares.

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

As used in this annual report, references to “we,” “our,” “ours” and “us” refer to Formula Systems (1985) Ltd. and its subsidiaries, unless otherwise indicated. References to “Formula” refer to Formula Systems (1985) Ltd. alone. Our operations are currently conducted through our subsidiary –, Matrix IT Ltd., or Matrix, and our affiliated companies Magic Software Enterprises Ltd., or Magic Software and Sapiens International Corporation N.V., or Sapiens. Through March 5, 2014, when we lost control of Magic Software, Magic Software was our subsidiary. For the period of time prior to our loss of control over Sapiens on August 21, 2011 and from when we regained a majority interest in Sapiens on January 27, 2012 until our loss of control over Sapiens on November 19, 2013, Sapiens was our subsidiary.

All trademarks appearing in this annual report are the property of their respective holders.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.     Selected Financial Data

The following tables present selected consolidated financial data as of the dates and for each of the periods indicated. The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

We have derived the following consolidated income statement data for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 from our audited consolidated financial statements and notes included elsewhere in this annual report. We have derived the consolidated income statement data for the years ended December 31, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009, 2010 and 2011 from our audited consolidated financial statements that are not included in this annual report. Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and presented in U.S. dollars. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data:

	Year ended December 31,
	2009	2010	2011	2012	2013
	(U.S. dollars in thousands, except share and per share data
Revenues	$469,390	$549,694	$640,617	$744,731	$796,674
Cost of revenues	352,283	412,463	492,886	564,803	603,080
Gross profit	117,107	137,231	147,731	179,928	193,594
Research and development costs, net	4,430	5,503	5,148	12,349	14,168
Selling, general and administrative expenses	77,322	84,510	93,340	110,758	117,877
Other expenses (income), net	(1,668)	231	(207)	(174)	14
Operating income	37,023	46,987	49,450	56,995	61,535
Financial expenses, net	(231)	(4,371)	(6,500)	(6,672)	(6,236)
Income before taxes on income	36,792	42,616	42,950	50,323	55,299
Taxes on income	8,305	6,544	5,689	6,583	8,926
Equity in gains (losses) of affiliated companies, net	(335)	(1,070)	25,870	3,744	60,683
Income from continuing operations	28,152	35,002	63,131	47,484	107,056
Net income from discontinued operations	4,878	-	-	-	-
Net income	33,030	35,002	63,131	47,484	107,056
Change in redeemable non-controlling interests	-	-	-	(967)	1,735
Net income attributable to non-controlling interests	13,954	16,623	20,169	24,421	24,336
Net income attributable to Formula’s shareholders	$19,076	$18,379	$42,962	$24,030	$80,985

		Year ended December 31,
	2009	2010	2011	2012	2013
	(U.S. dollars in thousands, except share and per share data)

Net earnings per share generated from continuing operations:
Basic	1.08	1.37	3.17	1.78	5.90
Diluted	1.04	1.36	3.11	1.72	5.70
Net earnings per share generated from discontinued operations:
Basic	0.37	-	-	-	-
Diluted	0.36	-	-	-	-
Total net earnings per share:
Basic earnings	1.45	1.37	3.17	1.78	5.90
Diluted earnings	1.40	1.36	3.11	1.72	5.70
Weighted average number of shares outstanding (in Thousands):
Basic	13,200	13,282	13,514	13,596	13,725
Diluted	13,564	13,523	13,669	13,790	14,123

Balance Sheet Data:

		December 31,
	2009	2010	2011	2012	2013
	(U.S. dollars in thousands)
Total assets	$566,439	$623,767	$671,137	$881,636	$877,478
Total liabilities	271,125	289,383	318,949	412,974	395,640
Equity	295,314	334,384	352,188	468,662	481,838

Dividends

In December 2013, Formula declared a cash dividend to its shareholders, to be paid on February 2014, of $0.31 per share. The aggregate amount distributed by Formula was approximately $4.6 million.

In July 2013, Formula distributed to its shareholders a cash dividend of $0.37 per share. The aggregate amount distributed by Formula was approximately $5.4 million.

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

Cash dividends may be declared and paid in NIS or dollars. Dividends to the holders of Formula’s American Depositary Shares, or ADSs, are paid by the depositary of the ADSs, for the benefit of owners of ADSs. If a dividend is declared and paid in NIS in Israel, the NIS amount is converted into, and paid out in, dollars by the depositary of the ADSs.

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

Risks Related to Our Business and Our Industry

Rapid technological changes may adversely affect the market acceptance of our products and services, and our business, results of operations and financial condition could be adversely affected; adapting to evolving technologies can require substantial financial investments, distract management and adversely affect the demand for our existing products or services.

We compete in markets that are characterized by rapid technological changes. Other companies are also seeking to offer software solutions and other products and services in our markets, including enterprise mobility solutions, internet-related solutions, such as cloud computing and business solutions for the insurance and financial services industry, all to generate growth. These companies may develop technological or business model innovations in the markets that we seek to address that are, or are perceived to be, equivalent or superior to our products. Furthermore, many of our smaller competitors have been acquired by larger competitors, which provides such smaller competitors with greater resources and potentially a larger client base for which they can develop solutions. Our customers or potential customers may prefer suppliers that are larger than us, are better known in the market or that have a greater global reach.

In addition, our customers’ business models may change in ways that we do not anticipate and these changes could reduce or eliminate our customers’ needs for our products and services. Our operating results depend on our ability to adapt to market changes and develop and introduce new products and services into existing and emerging markets.

The introduction of new technologies and devices could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services. Our future success will depend upon our ability to address the increasingly sophisticated needs of our customers by:

·      Supporting existing and emerging hardware, software, databases and networking platforms; and

·      Developing and introducing new and enhanced software development technology and applications that keep pace with such technological developments, emerging new product markets and changing customer requirements.

Adapting to evolving technologies can require substantial financial investments, distract management and adversely affect the demand for our existing products and services. In addition, if release dates of any future products or enhancements are delayed or if they fail to achieve market acceptance when released, our business, financial condition and results of operations could be adversely affected.

Adapting to evolving technologies may require us to invest a significant amount of resources into the development, integration, support and marketing of those technologies. For example, the acceptance and growth of cloud computing and enterprise mobility are examples of rapidly changing technologies which we have adapted into our products. This required us to make a substantial financial investment to develop and implement cloud computing and enterprise mobility into certain of our software solution models and has required significant attention from our management to refine our business strategies to include the delivery of these solutions. As the market continues to adopt new technologies, we expect to continue to make substantial investments in our service solutions and system integrations related to these changing technologies. Even if we succeed in adapting to a new technology by developing attractive products and services and successfully bringing them to market, there is no assurance that the new product or service will have a positive impact on our financial performance and could even result in lower revenue, lower margins and higher costs and therefore could negatively impact our financial performance.

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

These competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements. They may also benefit from greater purchasing economies, offer more aggressive product and service pricing or devote greater resources to the promotion of their products and services. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase such competitors’ ability to successfully market their tools and services. We also expect that competition will increase as a result of continued consolidation within the industry. Our further penetration of international markets may likewise cause us to face additional competition. As a result, we cannot assure you that the products and solutions that we offer will compete successfully with those of our competitors.

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

Our business involves long-term, large projects, some of which are fixed-price projects that involve uncertainties, such as estimated project costs and profit margins, and which can therefore adversely affect our results of operations.

Our business is characterized by certain relatively large projects or engagements that can have a significant impact on our total revenue and cost of revenue from quarter to quarter. A high percentage of our expenses, particularly employee compensation, are relatively fixed. Therefore, a variation in the timing of the initiation, progress or completion of projects or engagements can cause significant variations in operating results from quarter to quarter.

This is particularly the case on fixed-price contracts. Some of our solutions and services are sold as fixed-price projects with delivery requirements spanning more than one year. As certain of our projects can be highly complex, we may not be able to accurately estimate our actual costs of completing a fixed-price project. If our actual cost-to-completion of these projects exceeds significantly the estimated costs, we could experience a loss on the related contracts, which would have a material adverse effect on our results of operations, financial position and cash flow.

Similarly, delays in executing client contracts (whether fixed price or not) may affect our revenue and cause our operating results to vary widely. Certain of our solutions are delivered over periods of time ranging from several months to a few years. Payment terms are generally based on periodic payments or on the achievement of milestones. Any delays in payment or in the achievement of milestones may have a material adverse effect on our results of operations, financial position or cash flows.

Our development cycles are lengthy, we may not have the resources available to complete development of new, enhanced or modified, solutions and we may incur significant expenses before we generate revenues, if any, from our solutions.

Because development of a significant portion of our solutions is complex and requires rigorous testing, development cycles can be lengthy, taking us up to two years to develop and introduce new, enhanced or modified solutions. Moreover, development projects can be technically challenging and expensive. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. Furthermore, we may invest substantial resources in the development of solutions that do not achieve market acceptance or commercial success. We may also not have sufficient funds or other resources to make the required investments in product development. Even where we succeed in our sales efforts and obtain new orders from customers, the complexity involved in delivering certain of our solutions to such customers makes it more difficult for us to consummate delivery in a timely manner and to recognize revenue and maximize profitability. Failure to deliver our solutions in a timely manner could result in order cancellations, damage our reputation and require us to indemnify our customers. Any of these risks relating to our lengthy and expensive development cycle could have a material adverse effect on our business, financial conditions and results of operations.

Our sales cycle is variable, depends upon many factors outside our control, and could cause us to expend significant time and resources prior to earning associated revenues.

The typical sales cycle for certain of our solutions and services is lengthy and unpredictable, requires pre-purchase evaluation by a significant number of persons in our customers’ organizations, and often involves a significant operational decision by our customers. Our sales efforts involve educating our customers and industry analysts about the use and benefits of our products, including the technical capabilities of our products and the potential cost savings achievable by organizations deploying our solutions. Customers typically undertake a significant evaluation process, which frequently involves not only our products, but also those of our competitors and can result in a lengthy sales cycle with little or no control over any delays encountered by us. We spend substantial time, effort and money in our sales efforts without any assurance that such efforts will produce any sales.

We may be liable to our clients for damages caused by a violation of intellectual property rights, the disclosure of other confidential information, including personally identifiable information, system failures, errors or unsatisfactory performance of services, and our insurance policies may not be sufficient to cover these damages.

We often have access to, and are required to collect and store, sensitive or confidential client information, including personally identifiable information. Some of our client agreements do not limit our potential liability for breaches of confidentiality, infringement indemnity and certain other matters. Furthermore, breaches of confidentiality may entitle the aggrieved party to equitable remedies, including injunctive relief. If any person, including any of our employees and subcontractors, penetrates our network security or misappropriates sensitive or confidential client information, including personally identifiable information, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Despite measures we take to protect the intellectual property and other confidential information or personally identifiable information of our clients, unauthorized parties, including our employees and subcontractors, may attempt to misappropriate certain intellectual property rights that are proprietary to our clients or otherwise breach our clients’ confidences. Unauthorized disclosure of sensitive or confidential client information, including personally identifiable information, or a violation of intellectual property rights, whether through employee misconduct, breach of our computer systems, systems failure or otherwise, may subject us to liabilities, damage our reputation and cause us to lose clients.

Many of our contracts involve projects that are critical to the operations of our clients’ businesses and provide benefits to our clients that may be difficult to quantify. Any failure in a client’s system or any breach of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Furthermore, any errors by our employees in the performance of services for a client, or poor execution of such services, could result in a client terminating our engagement and seeking damages from us.

Although we attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may not apply in all circumstances, may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. There may be instances when liabilities for damages are greater than the insurance coverage we hold and we will have to internalize those losses, damages and liabilities not covered by our insurance.

Magic Software is a defendant in an arbitration proceeding claiming that it breached a non-disclosure agreement and have been found to have breached the non-disclosure agreement. Based on such decision, the arbitrator may assess significant damages against us, which could adversely affect our results of operations and financial condition.

In August 2009, a software company and one of its owners filed an arbitration proceeding against Magic Software and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in the amount of approximately NIS 52 million (approximately $15 million). The arbitrator determined that both Magic Software and its subsidiary breached the non-disclosure agreement. Closing summaries regarding damages have been filed by both parties, but the arbitrator has not yet rendered his ruling. In June 2011, the plaintiffs filed a motion to allow them to amend the claim by adding new causes of action and increasing the damages claimed in the lawsuit by approximately NIS 238 million (approximately $69 million), based on new arguments. Following discussions, the arbitrator rejected the motion and determined that if the plaintiffs wish to claim the additional damages (and the additional causes of action) they should do so in a separate legal proceeding. To date, the plaintiffs have not filed an additional lawsuit. We recorded an accrual to cover damages to be awarded, if any, based on the conclusions of the financial expert opinion that Magic Software filed in the arbitration proceedings At this time, given the multiple uncertainties involved and in large part to the highly speculative nature of the damages sought by the plaintiff and the wide discretion given to the arbitrator in quantifying and awarding damages, we are unable to estimate the amount of the probable loss, if any, to be recognized or whether our accrual will be sufficient to cover the damages that may be awarded. . An unfavorable decision as to damages, or the initiation of new proceedings against Magic Software by the plaintiffs could adversely affect our results of operations and financial condition.

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

As described above, it is part of our strategy to pursue acquisitions of, and investments in, companies offering products, technologies and services in order to expand our product offerings or services or otherwise enhance our market position and strategic strengths. In the past three years we made a number of acquisitions, including:

In January 2012, our subsidiary Matrix acquired a 60% interest in Exzac Inc., a U.S. based company in the field of risk management for financial institutions that deals in commerce, and which specializes in application services for enterprise fraud management. In consideration for the shares, Matrix paid the sellers an amount of $6.8 million with the addition of approximately $0.2 million for Exzac Inc. equity (Moreover, the sellers were entitled to an additional consideration that is contingent on meeting certain targets based on the excess of operating income results over predetermined amount, but in any event not more than $2.5 million). As part of the acquisition both Matrix and the sellers received mutual options for the purchase of the sellers' remaining shares in Exzac Inc. On December 19, 2012, the option was partially exercised and Matrix purchased from one of the sellers its shares in Exzac (20% of the Exzac Inc. shares, in consideration of $5.0 million and with an additional consideration that will be calculated according to a formula based on Exzac Inc. results in 2014), while the option for purchasing the remaining 20% in Exzac Inc., was exercised after the balance sheet date, On January 5, 2014 (in consideration of $5.0 million and with and additional amount that will be calculated according to a predetermined formula based on the Exzac results in 2014).

In August 2011, our subsidiary Sapiens acquired IDIT I.D.I. Technologies Ltd., or IDIT, FIS Software Ltd., or FIS, each of which develops and markets software for the insurance market, for a consideration that consisted of $6.75 million in cash, 10,016,875 of Sapiens’ ordinary shares and warrants to purchase 1,000,000 of Sapiens’ common shares for FIS and 7,483,125 of Sapiens’ common shares for IDIT.

In December 2011, our subsidiary Magic Software acquired the AppBuilder activity of BluePhoenix Solutions Ltd., or AppBuilder, a development platform for managing, maintaining, and reusing business applications required by large-scale enterprises for a total consideration of $12.7 million (of which $0.1 million was paid in 2012). In July 2012, Magic acquired Comm-IT Group, a software and systems development house that specializes in providing advanced IT and communications services and solutions, project and product consultation, installation and implementation of databases and software integration for a total consideration of $8.9 million (of which $5.0 million was paid upon closing and the remaining and the remaining $3.9 million is to be paid during the next two years. Both Magic and the seller hold mutual call and put options respectively for the remaining 20% interest. Furthermore, in November 2013, Magic acquired the operations of Allstates Technical Services, LLC, A U.S. based full-service provider of consulting and staffing solutions for IT, Engineering and Telecom personnel, for a total consideration of $11.0 million.

Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to a failure to do so. Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. If we acquire other businesses, we may face difficulties, including:

•	Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired businesses or enterprises;
•	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;
•	Potential difficulties in completing projects associated with in-process research and development;
•	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
•	Insufficient revenue to offset increased expenses associated with acquisitions; and
•	The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

Furthermore, we may not be able to retain the key employees that may be necessary to operate the businesses we acquired and may acquire and we may not be able to timely attract new skilled employees and management to replace them. An acquisition may also involve accounting charges and/or amortization of significant amounts of intangible assets, which would adversely affect our ability to achieve and maintain profitability. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

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

If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

We have experienced rapid growth during the last five years, through both acquisitions and organic growth. The number of our employees increased from approximately 4,892 as of December 31, 2009 to approximately 8,758 as of December 31, 2013 (including our affiliate Sapiens) and may increase further as we aim to enhance our businesses. This increase may significantly strain our management and other operational and financial resources. In particular, continued headcount growth increases the integration challenges involved in:

•	recruiting, training and retaining skilled technical, marketing and management personnel;
•	maintaining high quality standards;
•	preserving our corporate culture, values and entrepreneurial environment;
•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal controls; and
•	maintaining high levels of client satisfaction.

The rapid execution necessary to exploit the market for our business model requires an effective planning and management process. Our systems, procedures or controls may not be adequate to support the growth in our operations, and our management may not be able to achieve the rapid execution necessary to exploit the market for our business model. Our future operating results will also depend on our ability to expand our development, sales and marketing organizations. If we are unable to manage growth effectively, our profitability will likely decline.

The increasing amount of intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly from $174.9 million as of December 31, 2009 to $402.1 and $267.1 million as of December 31, 2012 and 2013, respectively as a result of our acquisitions, and may increase further following future acquisitions. Impairment testing under U.S. GAAP may lead to further impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

During the years ended December 31, 2011, 2012 and 2013, no impairment was required for any of our reporting units and no impairment losses were identified for these intangible assets and software products.

Our credit facility agreements with banks and other financial institutions contain a number of restrictive covenants which, if breached, could result in acceleration of our obligation to repay our debt.

In the context of our engagements with banks and other financial institutions for receiving various credit facilities we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including limitations on our ability to incur debt and sell or acquire assets. These credit facilities agreements also contain various covenants which require us to maintain certain financial ratios related to shareholders’ equity, total rate of debt and liabilities, minimum outstanding balance of total cash and short-term investments and operating results that are customary for companies of comparable size. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us and, by extension, to our shareholders. In addition, we have secured a credit facility with certain of the shares of each of Formula’s publicly held subsidiaries Magic Software, Matrix and Sapiens. A breach of the restrictive covenants could result in the acceleration of our obligations to repay our debt.

Marketing our products and services in international markets may require increased expenses and greater exposure to risks that we may not be able to successfully address.

We intend to continue to focus our efforts on selling proprietary software solutions and services in international markets and to devote significant resources to these efforts to expand our international operations as part of our growth strategy. If we are unable to continue achieving market acceptance for our solutions or continue to successfully penetrate international markets, our business will be harmed. In 2012 and 2013, we received approximately 33% and 34% of our consolidated revenues, respectively, from customers located outside of Israel (including but not limited to the United States, Europe, Japan, Asia-Pacific, India and South Africa). The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources which could adversely affect our business.

Our international operation subjects us to many risks inherent to international business activities, including:

•	Limitations and disruptions resulting from the imposition of government controls;
•	Changes in regulatory requirements;
•	Export license requirements;
•	Economic or political instability;
•	Trade restrictions;
•	Changes in tariffs;
•	Currency fluctuations;
•	Difficulties in the collection of receivables;
•	Foreign tax consequences;
•	compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries;
•	increased financial accounting and reporting burdens and complexities;
•	Greater difficulty in localizing certain of our products and licensing programs for international customers
•	Greater difficulty in safeguarding intellectual property; and
•	Difficulties in managing overseas subsidiaries and international operations.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Any of these risks could harm our international operations and reduce our international sales, adversely affecting our business, results of operations, financial condition and growth prospects.

Unfavorable national and global economic conditions could adversely affect our business, operating results and financial condition.

During periods of slowing economic activity our customers may reduce their demand for our products, technology and professional services, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. Economies throughout the world currently face a number of challenges, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. Notwithstanding the improving economic conditions in some of our markets, many companies are still cutting back expenditures or delaying plans to add additional personnel or systems. Any further worsening of the global economic condition could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral. Any of these events would likely harm our business, operating results and financial condition.

If we are unable to attract, train and retain qualified personnel, including senior management, we may not be able to achieve our objectives and our business could be harmed.

Our success depends largely on the contributions of our employees and our ability to attract, motivate and retain qualified professional, including technology, consulting, engineering, marketing and management professionals and also upon our ability to attract and retain qualified computer professionals to serve as temporary IT personnel. Competition for the limited number of qualified professionals with a working knowledge of certain sophisticated computer languages is intense.  We compete for technical personnel with other providers of technical IT consulting and staffing services, systems integrators, providers of outsourcing services, computer systems consultants, clients and, to a lesser extent, temporary personnel agencies. A shortage of, and significant competition for software professionals with the skills and experience necessary to perform the required services, may require us to forego projects for lack of resources and may adversely affect our business, results of operations and financial condition. In addition, our ability to maintain and renew existing engagements and obtain new business for our contract IT professional services operations depends, in large part, on our ability to hire and retain technical personnel with the IT skills that keep pace with continuing changes in software evolution, industry standards and technologies, and client preferences. Demand for qualified professionals conversant with certain technologies may outstrip supply as new and additional skills are required to keep pace with evolving computer technology or as competition for technical personnel increases. Increasing demand for qualified personnel could also result in increased expenses to hire and retain qualified technical personnel and could adversely affect our profit margins.

In addition, as a provider of software solutions that rely upon technological advancements and because part of our software solutions are considered highly complex and are generally used by our customers to perform critical business functions we rely heavily our research and development activities to remain competitive. We consequently depend in large part on the ability to attract, train, motivate and retain heavily skilled information technology professionals for our research and development team, particularly individuals with knowledge and experience in niche vertical industries. These skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified research and development personnel and other technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. Even if we succeed in retaining the necessary skilled personnel and in our research and development efforts, our investments in our personnel and product development efforts increase our costs of operations and thereby reduce our profitability, unless accompanied by increased revenues. Given the highly competitive industry in which we operate, we may not succeed in increasing our revenues in line with our increasing investments in our personnel and research and development efforts.

Furthermore, if we seek to expand the marketing and offering of our products into new territories, that requires the retention of new, additional skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to recognize in those territories, or may not be available at all.

Errors or defects in our software solutions could inevitably arise and would harm our profitability and our reputation with customers, and could even give rise to liability claims against us.

The quality of our solutions, including new, modified or enhanced versions thereof, is critical to our success. Since certain of our software solutions are complex, they may contain errors that cannot be detected at any point in their testing phase. While we continually test all our software solutions for errors or defects and work with customers our partners and end-users (who occasionally participate in our beta-testing of certain programs) to identify and correct them, errors in our technology may be found in the future. Testing for errors or defects is complicated because it is difficult to simulate the breadth of operating systems, user applications and computing environments that our customers use or in the applications developed with our technology. Errors or defects in our technology have resulted in terminated work orders and could result in delayed or lost revenue, diversion of development resources and increased services, termination of work orders, damage to our brand and warranty and insurance costs in the future. In addition, time-consuming implementations may also increase the number of services personnel we must allocate to each customer, thereby increasing our costs and adversely affecting our business, results of operations and financial condition.

In addition, since our customers rely on our solutions to operate, monitor and improve the performance of their business processes or to develop or integrate their business applications, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software. As a result, we may be subject to claims for damages related to software errors in the future. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Regardless of whether we prevail, diversion of key employees’ time and attention from our business, the incurrence of substantial expenses and potential damage to our reputation might result. While the terms of our standard sales contracts typically limit our exposure to potential liability claims and we carry errors and omissions insurance against such claims, there can be no assurance that such insurance will continue to be available on acceptable terms, if at all, or that such insurance will provide us with adequate protection against any such claims. A significant liability claim against us could have a material adverse effect on our business, results of operations and financial position. Accordingly, The adverse consequences of, and expenses related to, failures, errors and defects could have a material adverse effect on our business, operating results, and financial condition.

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

In addition, some of the products and services that we provide involve key aspects of customers’ information systems and may be considered critical to the operations of our clients’ businesses. As a result, our customers have a greater sensitivity to failures in these systems than do customers of other software products generally. In addition, our exposure to legal liability may be increased in the case of outsourcing contracts in which we become more involved in our clients’ operations. If a customer’s system fails during or following the provision of products or services by us, or if we fail to provide customers with proper support for our software products or do so in an untimely manner, we are exposed to the risks of cancellation of our contract with the customer and a legal claim for substantial damages being filed against us, regardless of whether or not we are responsible for the failure. While we typically strive to include provisions designed to limit our exposure to legal claims relating to our services and the solutions we develop, these provisions may not adequately protect us or may not be enforceable in all cases. The general liability insurance coverage that we maintain, including coverage for errors and omissions, is subject to important exclusions and limitations. We cannot be certain that this coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our profitability.

Incorrect or improper use of our products or our failure to properly train customers on how to implement or utilize our products could result in customer dissatisfaction and negatively affect our business, results of operations, financial condition and growth prospects.

Certain of our software solutions are complex and are deployed in a wide variety of network environments. The proper use of these solutions requires training of the customer. If these solutions are not used correctly or as intended, inadequate performance may result.

Additionally, our customers or third-party partners may incorrectly implement or use our solutions. Our solutions may also be intentionally misused or abused by customers or their employees or third parties who are able to access or use our solutions. Similarly, our solutions are sometimes installed or maintained by customers or third parties with smaller or less qualified IT departments, potentially resulting in sub-optimal installation and, consequently, performance that is less than the level anticipated by the customer. Because our customers rely on our software, services and maintenance support to manage a wide range of operations, the incorrect or improper use of our solutions, our failure to properly train customers on how to efficiently and effectively use our solutions, or our failure to properly provide implementation or maintenance services to our customers has resulted in terminated work orders and may result in termination of work orders, negative publicity or legal claims against us in the future. Also, as we continue to expand our customer base, any failure by us to properly provide these services will likely result in lost opportunities for follow-on sales of our software and services.

In addition, if there is substantial turnover of customer personnel responsible for implementation and use of our products, or if customer personnel are not well trained in the use of our products, customers may defer the deployment of our products, may deploy them in a more limited manner than originally anticipated or may not deploy them at all. Further, if there is substantial turnover of the customer personnel responsible for implementation and use of our products, our ability to make additional sales may be substantially limited.

Any unauthorized, and potentially improper, actions of our personnel could adversely affect our business, operating results and financial condition.

The recognition of our revenue depends on, among other things, the terms negotiated in our contracts with our customers. Our personnel may act outside of their authority and negotiate additional terms without our knowledge. We have implemented policies to help prevent and discourage such conduct, but there can be no assurance that such policies will be followed. For instance, in the event that our sales personnel negotiate terms that do not appear in the contract and of which we are unaware, whether such additional terms are written or verbal, we could be prevented from recognizing revenue in accordance with our plans. Furthermore, depending on when we learn of unauthorized actions and the size of the transactions involved, we may have to restate revenue for a previously reported period, which would seriously harm our business, operating results and financial condition.

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

For example, five customers of one of our three significant subsidiaries and affiliates— Sapiens— and its subsidiaries accounted for 33% and 30% of Sapiens’ consolidated revenues in 2013 and 2012, respectively (or 6% and 5% of our consolidated revenues, respectively). One significant customer of another significant subsidiary—Magic Software— accounted for 13% and 19% of its consolidated revenues in 2013 and 2012, respectively (or 2% and 3% of our consolidated revenues, respectively). There can be no assurance that the existing customers of our significant subsidiaries and affiliates will enter into new project contracts with us or that they will continue using our technologies and IT services. A significant decline in our revenue stream from existing customers would have an adverse effect on our operating results.

Failure to manage our rapid growth effectively could harm our business.

Over the last 5 years we have experienced, and expect to continue to experience, rapid growth in our number of employees and in our international operations that has placed, and will continue to place, a significant strain on our operational and financial resources and our personnel. To manage our anticipated future growth effectively, we must continue to maintain and may need to enhance our information technology infrastructure, financial and accounting systems and controls and manage expanded operations and employees in geographically distributed locations. We also must attract, train and retain a significant number of additional qualified sales and marketing personnel, professional services personnel, software engineers, technical personnel and management personnel. Our failure to manage our rapid growth effectively could have a material adverse effect on our business, results of operations and financial condition. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new services or product enhancements. For example, since it may take as long as six months to hire and train for the development and implementation of our proprietary software solutions certain new member of our professional services staff, we make decisions regarding the size of our professional services staff based upon our expectations with respect to customer demand for our products and services. If these expectations are incorrect, and we increase the size of our professional services organization without experiencing an increase in sales of our products and services, we will experience reductions in our gross and operating margins and net income. If we are unable to effectively manage our growth, our expenses may increase more than expected, our revenues could decline or grow more slowly than expected and we may be unable to implement our business strategy. We also intend to continue to expand into additional international markets which, if not technologically or commercially successful, could harm our financial condition and prospects.

There may be consolidation in the markets and industries in which we operate, which could reduce the use of our products and services and adversely affect our revenues.

Mergers or consolidations among our customers could reduce the number of our customers and potential customers. This could adversely affect our revenues even if these events do not reduce the aggregate number of customers or the activities of the consolidated entities. If our customers merge with or are acquired by other entities that are not our customers, or that use fewer of our products and services, they may discontinue or reduce their use of our products and services. Any of these developments could materially and adversely affect our results of operations and cash flows.

As we derive a portion of our revenues from the Israeli government, a reduction of government spending in Israel on IT services may reduce, our revenues and profitability; and any delay in its annual budget approval process may negatively impact our cash flows.

We perform work for a wide range of Israeli governmental agencies. Any reduction in total Israeli government spending for political or economic reasons, such as occurred in the Israeli recession ending in 2004 or the current worldwide recession, may reduce our revenues and profitability. In addition, the government of Israel has experienced significant delays in the approval of its annual budget in recent years. Such delays in the future could negatively affect our cash flows by delaying receipt of payment from the government of Israel for services performed.

If our interest in our subsidiaries outstanding common shares dilutes below 50% or if we are unable to retain effective control over our subsidiary and affiliated companies, we would cease to consolidate them and our operating results may fluctuate significantly.

We currently hold a controlling interest in Matrix through our direct equity holdings and as of December 31, 2013, we held a controlling interest in Magic Software through our direct equity holdings. As a result of our controlling interests in those subsidiaries as of December 31, 2013, we consolidated their operating results with ours.

On August 21, 2011, following Sapiens’ acquisition of all of the outstanding shares of FIS and IDIT which was mainly financed by the issuance of Sapiens shares, we lost our controlling interest in Sapiens, resulting in the deconsolidation of Sapiens’ results from our financial statements. As a result of Sapiens’ acquisition of FIS and IDIT, Formula’s interest in Sapiens was diluted from 75.6% to 42.2%. The gain recognized in 2011 in relation of Formula’s loss of control in Sapiens amounted to $ 25.8 million and is presented in our income statement in the item “equity in gains of affiliated companies, net”. By December 31, 2011, Formula’s interest in Sapiens outstanding common shares increased to 47.3%.

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

On November 19, 2013, Sapiens completed a follow-on public offering of its ordinary shares on the NASDAQ. Sapiens issued 6,497,400 shares at a price of $ 6.25 per share before issuance expenses. Total net proceeds from the issuance amounted to approximately $37.8 million. As a result of the offering, our interest in Sapiens' outstanding common shares diluted below 50% (from 56.8% to 48.6%). Our investment in Sapiens following the dilution was measured under the equity method of accounting. The gain recognized in relation of Formula loss of control in Sapiens amounted to $61.2 million and is presented in the income statement as equity in gains of affiliated companies, net.

From August 21, 2011 until January 27, 2012, and from November 19, 2013 until December 31, 2013 Sapiens' results of operations were reflected in our results of operations using the equity method of accounting.

On March 5, 2014, following Magic Software’s public offering of additional 6,900,000 of its ordinary shares our percentage interest in Magic Software outstanding ordinary shares decreased from 51.6% to 45.0% and Magic Software was no longer our subsidiary as of such date.

Although it is our board of directors investment strategy to maintain effective control over our directly held subsidiaries, If we are unable to continue maintaining a controlling interest in Matrix, as a result of equity issuances to third parties that are unaffiliated with us or otherwise or we are unable to regain control over Magic Software and/or Sapiens, we would cease to consolidate the operating results of Matrix and not reconsolidate Magic Software and/or Sapiens, based on relevant accounting guidelines. This, in turn, could result in significant fluctuations of our consolidated operating results.

Risks Related to our Intellectual Property

Assertions by third parties of infringement or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and results of operations.

The software industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. In particular, leading companies in the software industry own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims against us. From time to time, third parties, including certain of these leading companies, may assert patent, copyright, trademark or other intellectual property claims against us, our customers and partners, and those from whom we license technology and intellectual property.

Although we believe that our products and services do not infringe upon the intellectual property rights of third parties, we cannot assure you that third parties will not assert infringement or misappropriation claims against us with respect to current or future products or services, or that any such assertions will not require us to enter into royalty arrangements or result in costly litigation, or result in us being unable to use certain intellectual property. We cannot assure you that we are not infringing or otherwise violating any third party intellectual property rights. Infringement assertions from third parties may involve patent holding companies or other patent owners who have no relevant product revenues, and therefore our own issued and pending patents may provide little or no deterrence to these patent owners in bringing intellectual property rights claims against us.

Any intellectual property infringement or misappropriation claim or assertion against us, our customers or partners, and those from whom we license technology and intellectual property could have a material adverse effect on our business, financial condition, reputation and competitive position regardless of the validity or outcome. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed on a party’s intellectual property; cease making, licensing or using our products or services that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our products or services; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or works; and to indemnify our partners, customers, and other third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Any of these events could seriously harm our business, results of operations and financial condition. In addition, any lawsuits regarding intellectual property rights, regardless of their success, could be expensive to resolve and divert the time and attention of our management and technical personnel.

Although we apply measures to protect our intellectual property rights and our source code, there can be no assurance that the measures that we employ to do so will be successful.

Our success and ability to compete depend in large part upon our ability to protect our proprietary technology. Since we have no registered patents, we rely on a combination of trade secret and copyright laws and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. We believe that due to the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as unpublished copyright works. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, while we attempt to protect trade secrets and other proprietary information through non-disclosure agreements with employees, consultants and distributors, not all of our employees have signed invention assignment agreements. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful. Our failure to protect our rights, or the improper use of our products by others without licensing them from us could have a material adverse effect on our results of operations and financial condition.

We and our customers rely on technology and intellectual property of third parties, the loss of which could limit the functionality of our products and disrupt our business.

We use technology and intellectual property licensed from unaffiliated third parties in certain of our products, and we may license additional third-party technology and intellectual property in the future. Any errors or defects in this third-party technology and intellectual property could result in errors that could harm our brand and business. In addition, licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all. The loss of the right to license and distribute this third party technology could limit the functionality of our products and might require us to redesign our products.

Further, although we believe that there are currently adequate replacements for the third-party technology and intellectual property we presently use and distribute, the loss of our right to use any of this technology and intellectual property could result in delays in producing or delivering affected products until equivalent technology or intellectual property is identified, licensed or otherwise procured, and integrated. Our business would be disrupted if any technology and intellectual property we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required either to attempt to redesign our products to function with technology and intellectual property available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in product sales and the release of new product offerings. Alternatively, we might be forced to limit the features available in affected products. Any of these results could harm our business and impact our results of operations.

Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our services or require that we release the source code of certain products subject to those licenses.

Some of our services and technologies may incorporate software licensed under so-called “open source” licenses, including, but not limited to, the GNU General Public License and the GNU Lesser General Public License. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. Additionally, open source licenses typically require that source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. These open source licenses typically mandate that proprietary software, when combined in specific ways with open source software, become subject to the open source license. If we combine our proprietary software with open source software, we could be required to release the source code of our proprietary software.

We take steps to ensure that our proprietary software is not combined with, and does not incorporate, open source software in ways that would require our proprietary software to be subject to an open source license. However, few courts have interpreted open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. Additionally, we rely on multiple software programmers to design our proprietary technologies, and although we take steps to prevent our programmers from including open source software in the technologies and software code that they design, write and modify, we do not exercise complete control over the development efforts of our programmers and we cannot be certain that our programmers have not incorporated open source software into our proprietary products and technologies or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our services and technologies and materially and adversely affect our business, results of operations and prospects.

We could be required to provide the source code of our products to our customers.

Some of our customers have the right to require the source code of certain of our products to be deposited into a source code escrow. Under certain circumstances, our source code could be released to our customers. The conditions triggering the release of our source code vary by customer. A release of our source code would give our customers access to our trade secrets and other proprietary and confidential information which could harm our business, results of operations and financial condition.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber attack, malware, computer viruses and other means of unauthorized access.  While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors for our application platforms as well as in the process and business integration technologies and IT services market. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. To date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

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

Risks Related to our Traded Securities

There is limited trading volume for our ordinary shares, which reduces liquidity for our shareholders, and may furthermore cause the stock price to be volatile, all of which may lead to losses by investors.

There has historically been limited trading volume for our ordinary shares, both on the NASDAQ Global Select Market and the TASE, such that still not reached the level that enables shareholders to freely sell their shares in substantial quantities on an ongoing basis and thereby readily achieve liquidity for their investment. As a further result of the limited volume, our ordinary shares have experienced significant market price volatility in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as announcements of developments related to our subsidiaries’ and affiliates’ business, announcements by competitors of our subsidiaries and affiliates, quarterly fluctuations in our financial results and general conditions in the industry in which we through our subsidiary and affiliates compete.

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

	NASDAQ		Tel Aviv Stock Exchange*
	In US$		In NIS		In US$
Year	High	Low	High	Low	High	Low
2013	26.64	16.22	94.99	57.89	26.96	15.51
2012	17.88	13.55	69.21	54.41	17.83	13.59
2011	20.49	11.14	75.57	43.94	20.55	11.81
2010	18.92	10.82	68.98	40.21	18.21	10.77
2009	12.10	3.59	44.12	16.16	11.22	4.11

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

A substantial portion of our expenses, including most product development and selling and marketing expenses must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. The gross margins of our individual subsidiaries vary both among themselves and over time. As a result, changes in the revenue mix from these subsidiaries may affect our quarterly operating results. In addition, we may derive a significant portion of our net income from the sale of our investments or the sale of our proprietary software technology. These events do not occur on a regular basis and their timing is difficult to predict. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, it is possible that our quarterly and annual results of operations may be below the expectations of public market analysts and investors. If this happens, the prices of our ordinary shares and ADSs will likely decrease.

The market prices of our ordinary share and ADSs may be adversely affected if the market prices of our publicly traded subsidiaries decrease.

A significant portion of our assets is comprised of equity securities of directly held publicly traded companies. Our publicly traded subsidiaries and affiliates are, as of the current time, Magic Software, Matrix and Sapiens. The stock prices of these publicly traded companies have been extremely volatile, and have been subject to fluctuations due to market conditions and other factors which are often unrelated to operating results and which are beyond our control. Fluctuations in the market price and valuations of our holdings in these companies may affect the market’s valuation of the price of our ordinary shares and ADSs and may also thereby impact our results of operations. If the value of our assets decreases significantly as a result of a decrease in the value of our interest in our publicly traded subsidiaries, our business, operating results and financial condition may be materially and adversely affected and the market price of our ordinary shares and ADSs may also fall as a result.

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

Our largest shareholder, Asseco Poland S.A., can significantly influence the outcome of matters that require shareholder approval.

Asseco Poland S.A., or Asseco, owns approximately 49.0% of our outstanding ordinary shares (which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares). Therefore, Asseco can significantly influence the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This voting power may have the effect of delaying or preventing a change in control which may otherwise be favorable to our minority shareholders. In addition, potential conflicts of interest may arise in the event that we or any of our subsidiaries or other affiliates enter into agreements or transactions with affiliates of Asseco. Although Israeli law imposes certain procedures (including shareholder approval) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

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

We are incorporated under the laws of, and our headquarters and principal research and development facilities are located in, the State of Israel, and approximately 67% and 66% of our consolidated revenues in 2012 and 2013, respectively were generated from the Israeli market. As a result, we are directly influenced by the political, economic and military conditions affecting Israel. In addition, several countries still restrict business with Israel and with companies doing business in Israel. These political, economic and military conditions in Israel, and business restrictions, could have a material adverse effect on our business, financial condition, results of operations and future growth.

Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain and although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity through 2013. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease.

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

The tax benefits that will be available to certain of our Israeli subsidiaries and affiliates will require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Some of our Israeli subsidiaries have been granted “Approved Enterprise” and “Benefited Enterprise” status, which provide certain benefits, including tax exemptions and reduced tax rates under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. Income not eligible for Approved Enterprise and Benefited Enterprise benefits is taxed at regular rates (25% in 2013 and 26.5% in 2014).

In the event of distribution of dividends in these subsidiaries from said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved/Benefited Enterprise's income. Tax-exempt income generated under the Approved/Benefited Enterprise program will be subject to taxes upon dividend distribution (which includes the repurchase of the Company's shares) or liquidation. The benefits period under the Investment Law has yet to commence.

The entitlement to the above benefits (once they commence) is conditional upon the fulfillment of the conditions stipulated by the Investment Law and applicable regulations. Should the Israeli subsidiaries fail to meet such requirements in the future, income attributable to the Approved Enterprise and Benefited Enterprise programs could be subject to the statutory Israeli corporate tax rate and they may be required to refund a portion of the tax benefits already received, with respect to such programs.

Fluctuations in foreign currency values may affect our business and results of operations.

Due to our extensive operations and sales in Israel, most of our revenues and expenses from our IT services are denominated in NIS. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars in accordance with ASC 830. Therefore, we are exposed to the risk that a devaluation of the NIS relative to the dollar will reduce our revenue growth rate in dollar terms. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently denominated in other currencies, particularly the Euro, Japanese Yen , British Pound and South African Rand, while a substantial portion of our expenses relating to the proprietary software products and related services, principally salaries and related personnel expenses, is denominated in NIS. As a result, the depreciation of the Euro, Japanese Yen, British Pound or South African Rand relative to the U.S. dollar reduces our dollar recorded revenues from sales of our proprietary software products and related services that are denominated in those currencies and thereby harms our results of operations. In addition, the appreciation of the NIS relative to the dollar increases the dollar recorded value of expenses that we incur in NIS in respect of such proprietary software products sales, and, therefore, could adversely affect our results of operations and harm our competitive position in the markets. The depreciation (appreciation) of the dollar in relation to the NIS (based on the change in the exchange rate reported by the Bank of Israel from the start to the conclusion of each year) amounted to (7.1)%, 2.36% and 7.55% for the years ended December 31, 2011, 2012 and 2013, respectively. Rises in the inflationary rate in Israel further increase the dollar cost of our NIS-based operating expenses and adversely impact the profits that we realize from our proprietary software products sales. The Israeli rate of inflation amounted to 2.2%, 1.6% and 1.8% for the years ended December 31, 2011, 2012 and 2013, respectively. To date, although we have engaged with certain hedging transactions, these transaction are not considered to be significant. In the future, we may enter into more or larger currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the NIS against the dollar, or the Euro, Japanese Yen British Pound and South African Rand against the dollar, and from fluctuations in the Israeli inflation rate. However, we cannot assure you that these measures will adequately protect us from the material adverse effects described above. For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects—Overview—Our Functional and Reporting Currency.”

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

We believe that we were not a PFIC in 2013 but may be classified as such in 2014. Since a PFIC status is only determined as of the end of the taxable year and is dependent on a number of factors, therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2014 or in a future taxable year. Rules similar to those applicable to gains derived from the disposition of our ordinary shares or ADSs also apply to certain “excess distributions.” A decline in the value of our ordinary shares or ADSs could result in our company being classified as a PFIC. U.S .investors should consult with their own tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares or ADSs. For a discussion of how we might be characterized as a PFIC and related tax consequences, see “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations.”

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

Since our inception, we have acquired effective controlling interests, and have invested, in companies which are engaged in the IT solutions and services business. We, together with our subsidiaries and affiliates, are known as the Formula Group.

In November 2010, Emblaze Ltd., our former controlling shareholder, sold its controlling stake in us to Asseco Poland SA, a Polish IT company listed on the Warsaw Stock Exchange. Asseco currently beneficially owns 49.0% of our issued and outstanding ordinary shares (which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares).

We have adopted a strategy of seeking opportunities to realize gains through the selective sale of investments and interests in our subsidiaries and affiliates to outside investors. We believe that this strategy provides us with capital to support the growth of our interest in our remaining subsidiaries, as well as provide us the opportunity to pursue new acquisitions of, and investments in, other businesses, particularly businesses offering products, technologies and services that are complementary to ours and are suitable for integration into our business therefore increasing value for our shareholders (and ADS holders). We expect to continue to develop and enhance the products, services and solutions of our subsidiaries and affiliates, and to continue to pursue additional acquisitions of, or investments in, companies that provide IT services and proprietary software solutions.

Capital Expenditures and Divestitures

Our principal investment and divestiture activities and related financing activities since the start of our 2011 fiscal year are described below. For additional information relating to our investment, divestiture and financing activities during 2012 and 2013, see “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources.”

Changes in our percentage ownership of Sapiens. As of August 21 2011, our percentage interest in our affiliated company Sapiens was 75.6%, resulting in part from purchases of common shares of Sapiens in public and private transactions. On August 21, 2011, Sapiens issued 17,500,000 of its common shares as consideration for its acquisition of FIS and IDIT. As a result, our percentage interest in Sapiens decreased to 42.2%. We subsequently increased our investment in Sapiens, acquiring additional common shares of Sapiens in private transactions that raised our beneficial ownership to 47.3% and 56.6% of Sapiens’ outstanding share capital as of December 31, 2011 and 2012, respectively. We purchased additional shares in 2013 which resulted in our percentage interest increasing to 57.2% as of May 2013. In November 2013, Sapiens issued 6,497,400 of its common shares in a follow-on public offering, As a result, as of December 31, 2013, our percentage interest in Sapiens decreased to 48.6%. Pursuant to our acquisitions of Sapiens common shares, we have invested an aggregate of $11.6 million, $11.7 million and $2.7 million in 2011, 2012 and 2013, respectively. The source of such funds has been our working capital and a bank loan.

Changes in our percentage ownership of Magic Software. During 2012 and 2013, we increased our investment in Magic Software, acquiring additional ordinary shares of Magic Software in private transactions that have raised our beneficial ownership to 52.3% and 51.6% of Magic Software’s outstanding share capital as of December 31, 2012 and 2013, respectively. Pursuant to our acquisitions of Magic Software’s ordinary shares, we have invested an aggregate of $2.6 million and $0 million in 2012 and 2013. The source of such funds has been our working capital and a bank loan. In March 2014, Magic Software issued 6,900,000 of its ordinary shares in a follow-on public offering, of which we purchased 700,000 ordinary shares. As a result, our beneficial ownership percentage in Magic Software decreased to 45.0%.

Changes in our percentage ownership of Matrix. During 2012 and 2013, we have increased our investment in Matrix, acquiring additional ordinary shares of Matrix in private transactions that have raised our beneficial ownership to 50.11% of Matrix outstanding share capital as of December 31, 2012 and 2013. Pursuant to our acquisitions of Matrix ordinary shares, we have invested an aggregate of $0.4 million and 0.1 million in 2012 and 2013, respectively. The source of such funds has been our working capital and a bank loan.

Acquisition of Enterprise Division of U.S. IT, engineering and telecom consulting company by Magic Software. In November 2013, Magic Software acquired the enterprise division of Allstates Technical Services, LLC, a U.S.-based full-service provider of consulting and staffing solutions for IT, Engineering and Telecom personnel from KBR, Inc. (NYSE: KBR). With a 60-year history, this division, now known as Allstates Consulting Services LLC brings a strong reputation and an experienced growth-focused management team serving some of the world’s leading telecom and technology companies.

Additional Acquisitions by Matrix and Magic Software. In 2013, Matrix and Magic software completed the acquisition of additional four other activities for an aggregate total consideration of up to $8.5 million, of which $3.8 million is contingent upon the acquired activities achieve certain targets over time.

Acquisition of US risk management company by Matrix. In January 2012, Matrix acquired from the holders 60% of the interests in AG 2000 Holdings LLC, or AG 2000. The sole asset held by the acquiree was the share capital of Exzac Inc., a U.S. based company in the field of risk management for financial institutions that deals in commerce, and which specializes in application services for enterprise fraud management, or Exzac. Matrix paid $6.9 million in the acquisition, while up to an additional $2.5 million of consideration may be payable by Matrix if the acquired company achieves certain targets over time. At the time, Exzac employed approximately 80 employees. The Purchaser (Matrix) and the seller received mutual call and put options respectively for the remaining 40% interest. On December 19, 2012 Matrix exercised part of its option to acquire from one of the sellers 20% interest in Exzac, for a total consideration of $5.0 million and an additional consideration determined based on a mechanism agreed between the parties which is based on the acquired business meeting certain operational targets in 2014. The option for purchasing the remaining 20% was exercised after the Balance Sheet date (On January 5, 2014) in consideration of $5.0 million and with and additional amount that will be calculated according to a predetermined formula based on the Acquiree's results in 2014.

Acquisition of Israeli software and systems development house by Magic Software. In July 2012, Magic acquired an 80% interest in Comm-IT Group, which includes CommIT Technology Solutions Ltd. and CommIT Software Ltd. for a total consideration of $8.9 million, of which $5.0 million was paid upon closing and the remaining $3.9 million is to be paid during the next two years, of which, $ 1.2 million is contingent upon the acquired business meeting certain operational targets in 2012 and 2013, and $ 2.8 million in deferred payments. The Purchaser (Magic) and the seller hold mutual call and put options respectively for the remaining 20% interest Comm-IT Group is a software and systems development house that specializes in providing advanced IT and communications services and solutions.

Additional Acquisitions by Matrix. In 2012, Matrix completed the acquisition of additional two other activities for an aggregate total consideration of up to $10.0 million.

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

Additional Acquisitions by Matrix and Magic Software. In 2011, Matrix and Magic Software completed the acquisition of additional activities for an aggregate total consideration of up to $21.5 million, of which, as of December 31, 2012 and 2013, the fair value of the contingent consideration was approximately $1.3 million and $0.3 million, respectively, which was contingent upon the acquired activities achieving certain performance targets from 2011 through 2014.

B.	Business Overview

General

We are a global IT solutions and services holdings company that is principally engaged through our directly held subsidiaries and affiliates in providing proprietary and non-proprietary software solutions and services, software product marketing and support, computer infrastructure and integration solutions and learning and integration. We deliver our solutions in over 50 countries worldwide to customers with complex IT services needs, including a number of “Fortune 1000” companies.

We operate through our subsidiary: Matrix and through our affiliated companies Magic Software and Sapiens. As of March 5, 2014, as a result of the dilution caused by the public offering of Magic Software, we lost the controlling interest and Magic Software became an affiliated company. The following is a description of the areas of our business activity:

IT Services

We design and implement IT solutions which improve the productivity of our customers’ existing IT assets. In delivering our IT services, we at times use proprietary software developed by members of the Formula Group. We provide our IT services across the full system development life cycle, including definition of business requirements, developing customized software, implementing software and modifying it based on the customer's needs, system analysis, technical specifications, coding, testing, training, implementation and maintenance. We perform our projects on-site or at our own facilities.

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

The Formula Group

Formula is the parent company of subsidiaries and affiliates, which, as noted above, we refer to collectively (together with Formula) as the Formula Group. As of December 31, 2013, we held a controlling interest in Matrix and Magic Software and a 48.6% interest in Sapiens through our equity holdings. As of December 31, 2013, we had the right to appoint a majority of the boards of directors of Matrix and Magic Software through our equity holdings. As of March 5, 2014, Magic Software became an affiliated company. We provide our subsidiary and our affiliated companies with our management, technical expertise and marketing experience to help them to penetrate their respective markets.

We direct the overall strategy of our subsidiary and affiliated companies. While our subsidiary and affiliated companies each have independent management, we monitor the growth of our subsidiary and affiliated companies through our active involvement in the following matters:

·	strategic planning;

·	marketing policies;

·	senior management recruitment;

·	investment and budget policy;

·	financing policies; and

·	overall ongoing monitoring of our subsidiary’s and affiliated companies’ performance.

We promote the synergy and cooperation among our subsidiary and affiliated companies by encouraging the following:

·	transfer of technology and expertise;

·	leveling of human resources demand;

·	combining skills for specific projects;

·	formation of critical mass for large projects; and

·        marketing and selling the Formula Group’s products and services to its collective customer base.

We, through our subsidiary and affiliated companies, offer a wide range of integrated IT solutions and services, and design, develop and market proprietary software solutions for sale in selected niche markets, both in Israel and worldwide.

Our Subsidiary

Matrix

Matrix IT Ltd. is one of Israel’s leading integration and information technology services companies. Matrix employs approximately 6,500 software, hardware, integration and training personnel, which provide advanced IT services to more than 550 customers in the Israeli market. Matrix also markets in Israel software and hardware products manufactured by a broad range of international manufacturers.

The solutions, services and products supplied by Matrix are designed to improve Matrix’s customers’ competitive capabilities, by providing a response to their unique IT needs in all levels of their operations.

Areas of Operation

Matrix operates through its subsidiaries in the following principal areas:

-	Software solutions and services (Information Technology – IT).
-	Learning and integration.
-	Computer infrastructure and integration solutions.
-	Software product marketing and support.

Software solutions and services: Matrix provides tailored software solutions and upgrades and expands existing software systems. Matrix’s software services include, among others, outsourcing, developing customized software, adapting software to the customer's specific needs, implementing software and modifying it based on the customer's needs, quality assurance and testing of developed technology and integrating all or part of the above elements. The scope of work invested in each element varies from one customer to the other.

Learning and integration: Matrix’s activities in this area consist of operating a network of high-tech training and instruction centers which provide application courses, professional training courses and advanced professional studies in the high-tech industry.

Computer infrastructure and integration solutions: Matrix activities in this area consist of: (1) providing computer and telecommunication infrastructure solutions; (2) selling and marketing personal computers, portable computers, Intel servers, peripheral equipment, operating systems, servers and workstations that use UNIX and VMS and selling and marketing mainframe storage and backup systems such as HP and IBM; (3) providing computer and peripheral equipment maintenance services, lab and helpdesk services.

Software product marketing and support: Matrix activities in this area include marketing and support for various software products, principally CRM, computer systems management infrastructures, web world content management, database and data warehouse mining, application integration, database and systems, data management and software development tools.

Matrix provides solutions, services and products primarily to the following market sectors (or verticals): banking and finance, telecommunications, defense, commerce and manufacturing, healthcare and the public and security forces sector.

Matrix offers to each market sector a broad range of solutions and services, customized for the specific needs of that sector. Matrix operates dedicated departments, each of which specializes in a particular sector. Each such department supplies customers in that sector with a products and services offering providing a response to most of its IT requirements, based on an in-depth business understanding of the challenges which are typical to that sector. Matrix established a separate division for each particular market sector, which manages the operations relating to that sector.

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

In addition to the four sector-based areas of operations, Matrix operates three horizontal divisions providing specialist services for all of the different sectors of operations as follows:

•       Expertise centers – Matrix operates about 21 “expertise centers” (“Centers of Excellence”), in areas such as: Service Oriented Architecture (SOA), Mobility (Mobile Technology), Customer Relations Management (CRM), Enterprise Resource Planning (ERP), eXtended Relationship Management (XRM), Cloud Computing, Digital, User Experience, Open Source, Agile, Security and Cyber, Multi-Channel and E-Business. These expertise centers are based on business vertical concept, which is targeted to yield significant added value to the company’s customers, including: group of professionals that are focused and have expertise in the related technologies, hands-on experience and expertise in the related technologies, methodologies, and best practices; and

•       A strategic consulting center that provides customers with diverse consultation services on topics such as organization, strategy, business development and technological development.

•      Quality assurance and related professional services under an offshore/”nearshore” model-

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

Customers

Matrix’s customers include large and medium size enterprises in Israel, including commercial banks, loan and mortgage banks, telecommunications services providers, cellular operators, credit card companies, leasing companies, insurance companies, security agencies, hi-tech companies, the Israeli Defense Forces and government ministries and public agencies and media and publishing entities. Approximately 60% of Matrix customers are in business relations with it for more than ten years and 25% of them are between five to ten years.

Our Affiliated Companies

Magic Software

Magic Software Enterprises Ltd. is a leading global provider of software platforms and professional services that accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications. Magic Software’s technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. To complement Magic Software’s products and to increase its traction with customers, Magic Software also offers a complete portfolio of IT professional services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions and supplemental staffing services. Magic Software has approximately 1,000 employees and operates through a network of over 3,000 independent software vendors, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use Magic Software’s products and services.

Magic Software’s product offering includes Magic xpa, an application platform for developing and deploying business applications, AppBuilder, an application platform for building, deploying, and maintaining high-end, mainframe-grade business applications and Magic xpi, a platform for application integration. These products enable Magic Software customers to improve their business performance and return on investment by supporting the affordable and rapid delivery and integration of business applications, systems and databases. Using its products, enterprises and MSPs can achieve fast time-to-market by rapidly building integrated solutions, deploy them in multiple environments while leveraging existing IT resources. In addition, Magic Software’s products are scalable and platform-agnostic, enabling its customers to build solutions by specifying their business logic requirements in a high-level language rather than in computer code, and to benefit from seamless platform upgrades and cross-platform functionality without the need to re-write their applications. Magic Software’s technology also supports the development of mobile applications that can be deployed on a variety of smartphones and tablets, and in a cloud environment.

Development communities are facing high complexity, cost and extended pay-back periods in order to deliver cloud, RIAs, mobile and SaaS applications. Magic xpa and Magic xpi provide MSPs with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and speed time-to-market. Magic xpi and Magic xpa solutions can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application renovation and process automation solutions, to enterprise spanning SOA migrations and composite applications initiatives. Unlike most competing platforms, Magic Software offers a coherent and unified toolset based on the same proven metadata driven and rules-based declarative technology. Metadata platforms consist of pre-compiled and pre-written technical and administrative functions, which are essentially ready-made business application coding that enables developers to bypass the intensive technical code-writing stage of application development and integration and move quickly and efficiently to deployment. Through the use of metadata-driven platforms such as Magic xpa, AppBuilder and Magic xpi, software vendors and enterprise customers can experience unprecedented cost savings through fast and easy implementation and reduced project risk.

Magic Software Technology and related services

•	Magic xpa Application Platform, Magic Software’s metadata driven application platform, provides a simple, code-free and cost-effective development and deployment environment that lets organizations and MSPs quickly create user-friendly, enterprise-grade, multi-channel mobile and desktop business app that employ the latest advanced functionalities and technologies.

Magic Software has continually enhanced its xpa application platform to respond to major market trends such as the growing demand for cloud based offerings including RIAs, mobile applications and SaaS. Accordingly, Magic Software has added new functionalities and extensions to its application platform, with the objective of enabling the development of RIAs, SaaS, mobile and cloud enabled applications. SaaS is a relatively new business and technical model for delivering software applications, similar to a phone or cable TV model, in which the software applications are installed and hosted in dedicated data centers and users subscribe to these centers and use the applications over an internet connection. This model requires the ability to deliver RIAs. Magic xpa is a comprehensive RIA platform. It uses a single development paradigm that handles all ends of the application development and deployment process including client and server partitioning and the inter-communicating layers.

Magic xpa offers customers the power to choose how they deploy their applications, whether full client or web; on-premise or on-demand; in the cloud or behind the corporate firewall; software or mobile or SaaS; global or local. The Magic xpa Application Platform complies with event driven and service oriented architectural principles. By offering technology transparency, this product allows customers to focus on their business requirements rather than technological means. The Magic xpa single development paradigm significantly reduces the time and costs associated with the development and deployment of cloud-based applications, including RIAs, mobile and SaaS. In addition, application owners can leverage their initial investment when moving from full client mode to cloud mode, and modify these choices as the situation requires. Enterprises can use cloud based Magic xpa applications in a SaaS model and still maintain their databases in the privacy of their own data centers. It also supports most hardware and operating system environments such as Windows, Unix, Linux and AS/400, as well as multiple databases and is interoperable with .NET and Java technologies.

Magic xpa can be applied to the full range of software development, from the implementation of micro-vertical solutions, through tactical application renovation and process automation solutions, to enterprise spanning SOA migrations and composite applications initiatives. Unlike most competing platforms, Magic Software offers a coherent and unified toolset based on the same proven metadata driven and rules based declarative technology, resulting in increased cost savings through fast and easy implementation and reduced project risk.

The Magic xpa Application Platform was acknowledged in Gartner’s 2013 Magic Quadrant for On-Premise Application Platform as “gaining in popularity versus Java as enterprises seek to exploit new technologies to improve developer productivity.” Magic Software’s Enterprise Mobility Solution received the 2013 Shining Star Award for Enterprise Application Development from Mobile Village and also received Developer Week’s 2014 Top Innovator Award for Mobile Development.

•	AppBuilder Application Platform is a development environment used for managing, maintaining and reusing complicated applications needed by large businesses. It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily on legacy systems. Enterprises using AppBuilder can build, deploy and maintain large-scale custom-built business applications for years without being dependent on any particular technology. The AppBuilder deployment environments include IBM mainframe, Unix, Linux and Windows. AppBuilder is intended to increase productivity and agility in the creation and deployment of enterprise class computing.

AppBuilder follows the 4GL development paradigm to help enterprises focus on the business needs and definition and overlook technical hurdles. AppBuilder developers define the business roles and prior to deployment the code is generated from the development environment to the required run time environment. Several large MSPs have utilized AppBuilder to build state of the art applications that are deployed through many large customers.

AppBuilder implements a model driven architecture approach to application development. It provides the ability to design an application at the business modeling level and generate forward to an application. AppBuilder has a platform-independent, business-rules language that enables generation to multiple platforms. It is possible to generate the client part of an application as Java and the server part as COBOL. As businesses change, the server part can be generated as Java without changing the application logic. Only a simple configuration option needs to be changed.

•	Magic xpi Integration Platform is a graphical, wizard-based code-free solution delivering fast and simple integration and orchestration of business processes and applications. Magic xpi allows businesses to more easily view, access, and leverage their mission-critical information, delivering true enterprise application integration, or EAI, business process management, or BPM, and SOA infrastructure. Increasing the usability and life span of existing legacy and other IT systems, Magic xpi allows fast EAI, development and customization of diverse applications, systems and databases, assuring rapid return on invested capital and time-to-market, increased profitability and customer satisfaction.

Magic xpi allows the integration and interoperability of diverse solutions, including legacy applications, in a quick and efficient manner. Magic Software has entered into agreements with additional system integrators, consultancies and service providers, who acquired Magic xpi skills and offer Magic xpi licenses and related services to their customers. Magic Software also offers special editions of Magic xpi targeted at specific enterprise application vendor ecosystems, such as SAP, Oracle JD Edwards, Microsoft Sharepoint and Salesforce.com. These special editions contain specific features and pricing tailored for these market sectors.

In January 2013, Magic Software’s Magic xpi Integration Platform received the CIO Choice 2013 Honor and Recognition Title for Enterprise Application Integration Software.

In April 2013, Magic Software released Magic xpi 4.0, a significant major release that provides new capabilities in the areas of high availability, scalability and fault-tolerance for enterprise integration solutions. The architecture for Magic xpi 4.0 is based on IMDG technology, enabling very high-availability and performance, while preserving Magic Software’s easy-to-use and simplicity tradition and allowing existing integration projects to migrate seamlessly to the new release.

Magic Software’s technology and solutions are especially in demand when time-to-market considerations are critical. Magic Software’s technology enables enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized to meet current and future needs. Magic Software’s development and integration products empower customers to dramatically improve their business performance and return on investment by enabling the affordable and rapid integration of diverse applications, systems and databases to streamline business processes from within one comprehensive framework.

Magic Software addresses the critical business needs of companies so that they are able to quickly respond to changing market forces and demands. Robust business solutions are created, deployed and maintained with unrivaled productivity and time-to-market results.

Magic Software’s technologies are used by a wide variety of developers, integrators and solution providers, which can generally be divided into two sectors: (i) those performing in-house development (corporate IT departments) and (ii) MSPs, including large system integrators and smaller independent developers, and value added resellers that use Magic Software’s technology to develop or provide solutions to their customers. MSPs who are packaged software publishers use Magic Software’s technology to write standard packaged software products that are sold to multiple clients, typically within a vertical industry sector or a horizontal business function.

Services/ Professional Services. Magic Software provides a broad range of consulting and software development project management services to customers developing, deploying and integrating distributed applications.

Magic Software offers fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design. Consulting services are aimed at both generating additional revenues and ensuring successful implementation of Magic xpa, Magic xpi, and Enterprise Mobility projects through knowledge transfer.

Services are offered as separately purchased add-on packages or as part of an overall software development and deployment technology framework. Over the last several years, Magic Software has built upon its established global presence to form business alliances with MSPs who use Magic Software technology to develop solutions for their customers, and with distributors to deliver successful solutions in focused market sectors.

Maintenance. Magic Software offers its customers annual maintenance contracts providing for unspecified upgrades and new versions and enhancements for its products on a when-and-if-available basis for an annual fee.

Customer Support. Magic Software’s in-house technical support group provides training and post-sale support. Magic Software offers an online support system for the MSPs, providing them with the ability to instantaneously enter, confirm and track support requests via the Internet. This system supports MSPs and end-users worldwide. As part of this online support, Magic Software offers a Support Knowledge Base tool providing the full range of technical notes and other documentation including technical papers, product information, most answers to most common customer queries and known issues that have already been reported.

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

Magic Software IT Strategic Consulting and Staffing Services

Magic Software also provides a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental staffing services. Magic Software’s wholly-owned subsidiaries, Coretech Consulting Group LLC, Fusion Solutions LLC, Xsell Resources Inc., Allstates Consulting Services LLC, and the Comm-IT Group provide advanced IT consulting and staffing services to a wide variety of companies including Fortune 1000 companies. Magic Software’s technical personnel generally supplement the in-house capabilities of its clients. Magic Software’s approach is to make available a broad range of technical personnel to meet the requirements of its clients rather than focusing on specific specialized areas. Magic Software has extensive knowledge of and have worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Magic Software’s consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and other IT areas and with a substantial and a growing database of telecom talent, Magic Software can rapidly respond to a wide range of requirements with well qualified candidates. Magic Software’s client list includes major global telecoms, OEMs and engineering, furnish and installation service companies. We have built long-term relationships with our clients by providing expert telecom talent. Magic Software provides individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, Magic Software configures teams of technical consultants for assigned projects at its clients’ sites.

Markets and Customers

Magic Software markets and sells its products and related services in more than 50 countries worldwide through a broad channel network, including its own direct sales representatives and offices, independent country distributors, MSPs that use its technology to develop and sell solutions to their customers, and system integrators. Industries that are significantly represented in the Magic Software’s community include finance, insurance, government, health care, logistics, manufacturing media, retail and telecommunications.

Sapiens

Sapiens International Corporation N.V. is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core software solutions for Property & Casualty/General Insurance, or P&C, and Life, Annuities, & Pensions, or L&P, providers, allowing them to manage policy administration, claims management and billing functions. Sapiens also provides record-keeping software solutions for providers of Retirement Services and offers a variety of technology-based solutions that enable organizations to deploy business logic and comply with policies and regulations across their organizations.

Sapiens operates in the traditional core insurance and financial services markets. Its history of working closely with insurance and financial services providers results in a deep understanding of these markets and their needs. Its target market includes both insurance carriers using legacy systems and those using new technologies and financial services providers.

Sapiens offering is comprised primarily of (1) software solutions for the Insurance industry with emerging focus on the broader financial services sector and (2) global services including project delivery and implementation of its solutions.

Sapiens focuses on delivering package-based software solutions that provide the insurance industry and, increasingly in the financial services industry, with the ability to be more agile in the face of the new and changing business environment, while simultaneously reducing IT costs.

Sapiens has developed scalable, configurable, rule-based core software platforms which offer its clients comprehensive and function-rich solutions. Sapiens’ solutions allow its customers to support new delivery channels such as mobile and social, rapidly deploy new products, and improve operational efficiency. As Sapiens’ software is customizable to match specific business requirements, it supports Sapiens’ customers’ operations across different market segments, geographies and regulatory regimes. In addition, Sapiens’ software solutions enable compliance with complex and rapidly evolving regulations in the insurance and wider financial services industry:

Sapiens’ technology-based solutions include application development and business decision management platforms. Sapiens’ application development platforms allow for the deployment of tailor-made solutions that address unique business needs for which pre-packaged software solutions may not be available. Sapiens’ business decision management platform, Sapiens DECISION, allows business professionals to design, simulate, implement, change and analyze the business logic that drives financial operations and compliance in a business-friendly format and environment. Sapiens’ platform facilitates the swift deployment of new or changed business logic that originates from regulatory updates or market changes, reduces costs and improves efficiency by shortening the software development lifecycle. This platform empowers the organization’s business users as they manage their business strategy, rules and logic by using business terms rather than programming language.

Sapiens Solution Offerings

Sapiens Life, Pension & Annuity Solutions

Sapiens L&P (ALIS): Sapiens L&P (ALIS) is a comprehensive L&P software solution for individual, group and worksite insurance products. ALIS provides comprehensive support for the complete policy lifecycle of all life insurance products from quotation and illustrations, through underwriting, insurance billing and servicing up to the claims management and exit processing.

Sapiens L&P is a modular system and its functional components include all the components necessary for L&P insurers to manage their business. Sapiens L&P allows insurance carriers to manage their entire core business on a single ALIS platform and to integrate Sapiens L&P with other systems for the completion of a specific activity or domain.

Sapiens L&P (Retirement Services): Leveraging on its Sapiens L&P (ALIS), Sapiens has also developed Sapiens L&P Recordkeeping for Retirement Services: a modern, end-to-end packaged software solution for record-keeping management for Defined Contribution Recordkeeping providers. Sapiens Recordkeeping solution offers a complete end-to-end support of the recordkeeping functionality, based on a modular deployment structure, allowing flexibility on using specific modules, which seamlessly integrates with our customers’ preferred systems/modules. Sapiens L&P Recordkeeping for Retirement Services supports the full range of Defined Contribution retirement products, including, but not limited to, 401(k), ESOP and Profit Sharing, and the associated plan variations, including ERISA, Non-ERISA, Safe Harbor, Taft Hartley and others.

Sapiens L&P (Closed Books): Sapiens L&P (Closed Books) is a solution for life and pension insurance companies that enables them to efficiently and more effectively administer policies and claims relating to closed books of business, where products are no longer open to new business.

Sapiens L&P (TOPAZ): Sapiens L&P (TOPAZ) is offered uniquely in the Israeli market, enabling L&P carriers in Israel to handle a wide range of L&P activities and regulations that are unique to the Israeli market.

Sapiens Property & Casualty/General Insurance Solutions

Sapiens P&C (IDIT): Sapiens P&C (IDIT) is a component based software solution, addressing the specific needs of general insurance carriers for traditional insurance, direct insurance, bancassurance and brokers markets, primarily in Europe and Asia-Pacific.

Sapiens P&C integrates multiple front office and back office processes, including insurance product design, policy administration, underwriting, call center and remote users and partners, backed by fully secured internet-based capabilities. Sapiens P&C supports a broad range of general, personal and commercial lines of business and provides a full set of components to support insurance core operations lifecycle from inception to renewal and claims. The solution includes modular software components that can be customized to match specific insurance business requirements, while providing pre-configured functionality.

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

Sapiens Business Decision Management Solutions

Sapiens DECISION is an innovative business decision software solution which allows business professionals - with no IT skills - to design, simulate, implement, change, analyze, and visualize business logic that drives financial operations and compliance in a business-friendly format and environment. Sapiens DECISION is based on The Decision Model methodology, which they license under a long term license from Knowledge Partners International LLC. When implemented, Sapiens DECISION can resolve the disparate nature of the logic across the organization to provide a central repository for enterprise management of logic. It allows a single representation of the logic across the organization and treats it as an enterprise asset.

Sapiens DECISION allows the reusability and governance of business logic across all business divisions and software applications, using any rules engine or business process management system, and integrating seamlessly with the BRM or BPM system that the organization has in place.

Sapiens is currently focusing on the development and marketing of Sapiens DECISION in the financial services market in North America and Western Europe, and is in the process of building best practices to be used mostly by mortgage banking, retail banking and investment banking. Sapiens also intends to develop and market Sapiens DECISION for the insurance industry and leverage our industry knowledge and close relationships with our existing customers and partners.

Technology Based Solutions

Sapiens eMerge: Sapiens eMerge is a rules-based, model-driven architecture that enables the creation of tailor-made, mission-critical core enterprise applications with little or no coding. Sapiens’ technology is intended to allow customers to meet complex and unique requirements using a robust development platform.

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

Most of Sapiens’ clients in whose sites they have deployed its solutions, elect to enter into an ongoing maintenance and support contract with Sapiens. The term of such a contract is usually twelve months and is renewed every year. A maintenance contract entitles the customer to technology upgrades (when made generally available) and technical support. In addition, we offer introductory and advanced classes and training programs available at our offices and at customer sites.

Sapiens service teams are experienced in both technology and insurance. This helps Sapiens develop strategic relationships with its customers, enhances information exchange and deepens its understanding of the needs of companies within the industry.

Sapiens provides a wide scope of services and consultancy around its core solutions, both in the stage of the initial project implementation as well as on-going additional services. Many of Sapiens’ customers use its services and expertise on an ongoing basis to assist them with various aspects of daily maintenance, ongoing system administration and additions of new enhancements to the solutions - and are considering Sapiens as a strategic partner for such services.

Sales and Marketing

Our subsidiary and affiliated companies conduct sales and marketing efforts primarily through division or product managers as well as through a global channel-network of ISVs, system integrators, value-added distributors and resellers, and OEM and consulting partners. In certain cases, the companies devote sales managers who, aided by their staffs, are responsible for ongoing customer relationships (by maintaining a high level of customer satisfaction and identify up-selling opportunities), as well as sales to new customers. We believe that a high level of post-contract customer support is important to our continued success. In addition, we employ a team of technical specialists who provide a full range of maintenance and support services to our customers to help them fully exploit the capabilities of our solutions.

Our sales teams are located at our offices in Israel, North America, the United Kingdom, Japan, Germany, Belgium, France, the Netherlands, Hungary, India, Australia and South Africa In addition, the IT services companies participate in competitive bidding processes, primarily for turnkey and government projects, as well as large IT services contracts.

Our subsidiary and affiliated companies attend trade shows and exhibitions in the high technology markets to improve their visibility and our market recognition, while further supplementing their sales efforts with space advertising and products and services listing in appropriate directories. In addition, our subsidiary and affiliated companies organize user group meetings (or client conferences) for their customers, where new products and services are highlighted and to strengthen their relationship with our existing customer base. We typically enter into strategic alliances and intend to pursue acquisitions in order to penetrate various international markets and promote sales of our proprietary software solutions in international markets.

Revenues Distribution Among Operating Segments

The following table summarizes our consolidated revenues generated by each of our directly held subsidiaries. Sapiens revenues reflect for 2011 only the period starting January 1, 2011 until August 21, 2011, the date on which Formula’s ownership interest in Sapiens decreased to under 50%, resulting in the deconsolidation of Sapiens’ results and for 2012 and 2013, the period starting on January 27, 2012, the date on which Formula gained its controlling interest in Sapiens and ending on November 19, 2013, the date on which Formula’s percentage interest in Sapiens decreased to under 50%, resulting in the deconsolidation of Sapiens’ results.

	Matrix	Sapiens	Magic	Total
	(U.S. dollars in thousands)

2013	534,715	117,281	144,678	796,674
2012	514,241	104,110	126,380	744,731
2011	490,774	36,515	113,328	640,617

Geographical Distribution of Revenues

The following table summarizes our revenues classified by geographic regions of our customers, for the periods indicated:

	Year ended December 31,
	2011	2012	2013
	(U.S. dollars in thousands)
Israel	486,025	500,775	526,972
International:
United States	92,484	137,298	155,002
Europe	38,337	74,126	84,864
Other	23,731	32,532	29,836

Total	640,617	744,731	796,674

Competition

The markets for the IT products and services we offer are rapidly evolving, highly competitive and fragmented, and, in some cases, present only low barriers to entry, with frequent new product introductions, and mergers and acquisitions. Our ability to compete successfully in IT services markets depends on a number of factors, like breadth of service offerings, sales and marketing efforts, service, pricing, and quality and reliability of services. The principal competitive factors affecting the market for the proprietary software solutions include product performance and reliability, product functionality, availability of experienced personnel, price, ability to respond in a timely manner to changing customer needs, ease of use, training and quality of support.

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

Matrix’s principal competitors in the domestic Israeli market are Israeli IT services companies and systems integrators, the largest of which are Ness Technologies Inc., Team-Malam, One-1, Taldor Computer Systems, IBM Israel, HP Israel, Aman, the Elad Group, and Yael. Matrix’s international competitors in the Israeli marketplace include HP and IBM. These international competitors often use local subcontractors to provide personnel for contracts performed in Israel. Most of these international entities are also business partners of Matrix.

With respect to Magic xpa, Magic Software competes in the application platform, SOA architecture and enterprise mobility markets. Among its current competitors are Kony, IBM, Microsoft, Adobe, Oracle, SAP Sybase and Antenna Software/Pegasystems. With respect to Magic xpi, Magic Software competes in the integration platform market. Among its current competitors are IBM, Informatica, TIBCO, and Software AG.

There are several similar products in the market utilizing the model driven architecture, or MDA, approach utilized by Magic Software’s AppBuilder. The market for this type of platform is highly competitive. Companies such as CA and IBM have tools that compete directly with AppBuilder. Furthermore, new development paradigms have become very popular in IT software development and developers today have many alternatives.

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

Examples of Sapiens’ primary competitors are:

•	Global software providers with their own IP;
•	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry;
•	BPO providers who offer end-to-end outsourcing of insurance carriers business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase Sapiens’ solutions for this purpose); and
•	Internal IT departments, who often prefer to develop solutions in-house.

With respect to Sapiens DECISION, Sapiens is a considered a pioneer in this innovative, disruptive market landscape. Since the introduction to the market of Sapiens innovative approach to enterprise architecture, Sapiens has identified only a small number of potential competitors

Seasonality

Even though not reflected in our financial results, traditionally, the first and third quarters of the fiscal year have tended to be slower quarters for some of our subsidiary and affiliated companies and the industries in which they operate. The first quarter usually reflects a decline following a highly active fourth quarter during which companies seek to complete transactions and projects and utilize budgets before the end of the fiscal year. The relatively slower third quarter reflects reduced activities during the summer months in many of the regions where our customers are located. In addition, our quarterly results are also influenced by the number of working days in each period. In Israel, for example, during the Jewish holidays period (typically at the end of the third quarter and beginning of the fourth quarter), when the number of working days is lower, we tend to see a decrease in our revenues which may impact our quarterly results. In 2013, the first and third quarters were slower quarters than usual as a result of the Jewish holidays periods while the fourth quarter was significantly stronger. In 2014, we expect seasonality due to the Jewish holidays period to impact the second and third quarters.

Raw Materials

We are not dependent on raw materials.

Software Development

The software industry is generally characterized by rapid technological developments, evolving industry standards and customer requirements, and frequent innovations. In order to maintain technological leadership, we engage in ongoing software development activity through our subsidiary and affiliated companies, aimed both at introducing new commercially viable products addressing the needs of our customers on a timely basis, as well as enhancing and customizing existing products and services. This effort includes introducing new supported programming languages and database management systems; improving functionality and flexibility; and enhancing ease of use. We work closely with current and potential end-users, our strategic partners and leaders in certain industry segments to identify market needs and define appropriate product enhancements and specifications.

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

Regulatory Impact

The global financial services industry served by both Sapiens and Matrix is heavily subject to government and market regulation, which is constantly changing. Financial services companies must comply with regulations such as the Sarbanes-Oxley Act, Solvency II, Basel III, Retail Distribution Review (known as RDR) in the United Kingdom, the Dodd-Frank Act and other directives regarding transparency. In addition, many individual countries have increased supervision over local financial services companies. For example, in Europe, regulators and insurers have been very active, motivated by past financial crises and the need for pension restructuring. Distribution of policies is being optimized with the increasing use of Bank Assurance (selling of insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Increased activity such as that in Europe would generally tend to have a positive impact on the demand for our software solutions and services; nevertheless, insurers are cautiously approaching spending increases, and while many companies have not taken proactive steps to replace their software solutions in recent years, many of them are now looking for innovative, modern replacements to meet the regulatory changes.

Matrix’s IT business is positively impacted by regulatory reform and other regulatory changes with respect to banking, insurance and telecommunications in Israel, as such reforms and changes create demand for specific IT solutions, often in a set, short time frame. In particular, regulation on large financial institutions operating in the Israeli financial market was increased in the aftermath of the economic crisis of late 2008 and 2009, as a means of reducing the risk associated with the activities of such financial institutions and increasing transparency. Israeli legislation passed in 2010 and 2011 increased the Israeli Securities Authority’s regulatory supervision over the offering of investment services and the ongoing administration of investment portfolios. This increased the demand for Matrix’s solutions for entities that became subject to such supervision. Banks’ entry into the sphere of offering advice with respect to pension, insurance and other financial products has also generated demand for Matrix’s IT solutions, given the increased supervision of the Israeli Securities Authority that is triggered by such activities, although the pace at which such demand has grown has been relatively slower. Enhanced disclosure requirements for banks and financial institutions in the Israeli market such as the new adjustments published with respect to the required capital liquidity of Banks in Israel following the Basel III guidelines have also been generating demand for new IT solutions that Matrix offers.

Magic Software’s business has not been impacted to a material extent by government regulations.

C. Organizational Structure

Formula is the parent company of the Formula Group.

The following table presents certain information regarding the control and ownership of our significant subsidiaries, as of April 1, 2014.

Subsidiary	Country of Incorporation	Percentage of Ownership
Matrix IT Ltd.	Israel	50.1%

Magic Software Enterprises Ltd.	Israel	45.6%

Sapiens International Corporation N.V.	Curaçao	47.7%

The ordinary shares of Magic Software and the common shares of Sapiens are traded on the NASDAQ Global Select Market and on the NASDAQ Global Market, respectively and on the TASE, and the ordinary shares of Matrix are traded on the TASE.

D.	Property, Plants and Equipment

Our corporate headquarters, as well as the headquarters and principal administrative, finance, sales, marketing and research and development office of Magic Software, are located in Or-Yehuda, Israel, a suburb of Tel Aviv. In December 2009, Magic Software entered into a lease with respect to its and our office space, constituting approximately 39,321 square feet, which expires in December 2014. Magic Software has an option to terminate the lease agreement upon six months prior written notice. In addition, Magic Software leases office space in the United States, Europe, Asia and South Africa. In 2013, Magic Software rent costs totaled $1.9 million, in the aggregate, for all of its leased offices.

Matrix leases approximately 100,000 square feet of office space in Herzliya, Israel pursuant to a lease which expires on October 31, 2018. Matrix’s facility in Herzliya serves as Matrix’s corporate headquarters. In addition, Matrix leases an aggregate of approximately 365,078 square feet of office space in several other locations in Israel and in the United States. Matrix rent costs totaled $15.5 million, in the aggregate, for all of its leased offices.

Sapiens leases office spaces in Israel, the United States, Canada, the United Kingdom, Belgium and Japan. The lease terms for the spaces that Sapiens currently occupies are generally five to eleven years. In Israel, based on Sapiens current occupancy, they lease approximately 101,000 square feet of office space; in the United States, approximately 9,100 square feet; in Canada, approximately 8,900 square feet; in the United Kingdom, approximately 14,200 square feet, in Belgium, approximately 3,400 square feet and in Japan, approximately 4,400 square feet. In 2013, Sapiens rent costs totaled $3.4 million, in the aggregate, for all of its leased offices. Sapiens corporate headquarters are located in Israel and its core research and development activities are performed at its offices across Israel. In July 2013, Sapiens consolidated all of its operations in Israel and moved to its new location in Azrieli Center in Holon. The lease at that facility is for a term of 11 years and Sapiens holds an option to extend the term for additional five years.

We believe that our properties are adequate for our present use of them. If in the future we require additional space to accommodate our growth, we believe that we will be able to obtain such additional space without difficulty and at commercially reasonable prices.

As described in “Subsidiary Commitments” in Item 5.B below, while our subsidiary and our affiliated companies have incurred liens on leased vehicles, leased equipment and other assets in favor of leasing companies, neither Formula nor any subsidiary has encumbered the real property that it uses in its operations.

We furthermore believe that there are no environmental issues that encumber our use of our facilities.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Formula is a global IT solutions and services holding company that is principally engaged through its directly held subsidiary and affiliated companies in providing proprietary and non-proprietary software solutions and services, software product marketing and support, computer infrastructure and integration solutions and learning and integration.

Since our inception, we have acquired effective controlling interests, and have invested, in companies which are engaged in the IT solutions and services business. We, together with our subsidiary and affiliates, are known as the Formula Group.

As of December 31, 2013, we held a controlling interest in Matrix and Magic Software and a 48.6% interest in Sapiens through our equity holdings. As of December 31, 2013, we had the right to appoint a majority of the boards of directors of Matrix and Magic Software through our equity holdings. As of March 5, 2014, Magic Software became an affiliated company. We provide our subsidiary and our affiliated companies with our management, technical expertise and marketing experience to help them to penetrate their respective markets.

We consolidate the results of operations of our subsidiaries in which we hold a controlling interest. In the years ended December 31, 2011, 2012 and 2013, we consolidated the results of Matrix and Magic Software. In the years ended December 31, 2011, 2012 and 2013, excluding from August 21, 2011 until January 27, 2012, and from November 19, 2013 until December 31, 2013, for which periods Sapiens' results of operations were reflected in our results of operations using the equity method of accounting, we consolidated the results of Sapiens.

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

Our functional and reporting currency

The currency of the primary economic environment in which we operate is the U.S. since most of our assets are denominated in dollars. The functional currencies of our subsidiaries are the NIS and the dollar. Formula has elected to use the dollar as its reporting currency for all years presented.

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

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements required us to make estimations and judgments that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities within the reporting period. We have based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. More detailed descriptions of these policies are provided in Note 2 to our consolidated financial statements included under Item 18 of this annual report.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

We derive our revenues primarily from the sale of information technology (or “IT”) services which also include: non-proprietary software products, including maintenance, integration and infrastructure, staffing, training and deployment. In addition, we generate revenues from licensing the rights to use our proprietary software, provision of related IT professional services (which may or may not be considered essential to the functionality of the software license), related maintenance and technical support, as well as implementation and post-implementation consulting services.

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

Revenues derived from the sale of hardware products and infrastructure solutions are recognized after all the significant risks and rewards of ownership of the products have been transferred to the buyer, we do not retain any continuing management involvement that is associated with ownership and do not retain the effective control of the sold products, the amount of revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to us and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenues derived from licensing the rights to use software are recognized in accordance with ASC 985-605 "Software Revenue Recognition" when persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

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

Revenues from professional services as well as outsourcing IT services provided on an hourly basis which are not deemed essential to the functionality of the licenses are recognized as the services are rendered.

Revenues from time-and-materials contracts for which we are reimbursed for labor hours at fixed hourly billing rates are recognized as revenues as the services are provided.

Certain of the software license sales may also include significant implementation and customization services with respect to such sales which are deemed essential to the functionality of the license.

Revenues from license fees that involve significant implementation and customization of our software to customer specific requirements and which are considered essential to the functionality of the product (for example when we sell software licenses as part of an overall solution offered to a customer that combines the sale of software licenses which includes significant implementation that is considered essential to the functionality of the license) are generated by fixed-price or time-and-materials contracts. Revenues generated by fixed-price contracts are recognized in accordance with ASC 605-35 " Construction-Type and Production-Type Contracts" using the percentage-of-completion method. The percentage-of-completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion.

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of each of December 31, 2012 and 2013, no estimated losses were identified.

Revenue from third-party sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

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

We establish technological feasibility upon completion of a detailed program design or working model.

Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 3-7 years). We assess the recoverability of our intangible assets on a regular basis by determining whether the amortization of the asset over its remaining economical useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2011, 2012 and 2013, no unrecoverable amounts were identified.

During the years ended December 31, 2011, 2012 and 2013, capitalized software development costs of consolidated subsidiaries aggregated to approximately $8.3 million, $ 8.4 million and $9.6 million, respectively, and amortized capitalized software development costs of consolidated subsidiaries aggregated to $6.3 million, $8.1 million and $8.5 million, respectively.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangibles-Goodwill and Other," goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As of December 31, 2012, we operated through 8 reporting units.

As of December 31, 2013, and following Sapiens deconsolidation on November 19, 2013, the Company operated through 6 reporting units.

For our 2011 annual impairment test and as required by ASC 350, we compared the fair value of each of our reporting units to its carrying value ('step 1'). If the fair value exceeded the carrying value of the reporting unit net assets, goodwill was considered not impaired, and no further testing is required. If the carrying value exceeded the fair value of the reporting unit, then the implied fair value of goodwill was determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss was recorded in an amount of the excess, if any, of the carrying value of goodwill over its implied fair value ('step 2').

As required by ASC 820, "Fair Value Measurements and Disclosures", we apply assumptions that marketplace participants would consider in determining the fair value of each reporting unit.

As of December 31, 2011, the estimated fair values of our reporting units ranged from 10% to 28%, above their carrying values, thereby obviating the need to proceed to step 2 of the goodwill impairment test under ASC 350.

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

We adopted the provisions of ASU 2011-08 for all our reporting units, in our annual impairment test in 2012 and 2013. This analysis determines that no indicators of impairment existed primarily because (1) our market capitalization was consistently substantially in excess of its book value, (2) our overall financial performance has been stable or improving since its respective acquisitions, and (3) forecasts of operating income and cash flows generated by our reporting units appear sufficient to support the book values of the net assets of each reporting unit.

For the reporting units which the performance of the two step impairment test was required, we performed the annual impairment tests during the fourth quarter of each of 2011, 2012 and 2013 resulting in no impairment losses for any of our reporting units.

Impairment in Value of Long-Lived Assets and Intangible Assets Subject to Amortization

Our long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

As required by ASC 820, "Fair Value Measurements and Disclosures" we apply assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

Intangible assets with finite lives are amortized over their economic useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights, brand names capitalized courses development costs, acquired technology and non-compete were amortized on a straight line basis and customer relationships and backlog were amortized on an accelerated method basis over a period between 3.5 - 15 years based on the intangible assets identified.

During each of the years ended December 31, 2011, 2012 and 2013, no impairment was identified.

Business Combinations

We account for business combinations under ASC 805, "Business Combinations." ASC 805 requires recognition of assets acquired, liabilities assumed, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. As required by ASC 820, "Fair Value Measurements and disclosures" we apply assumptions that marketplace participants would consider in determining the fair value of assets acquired, liabilities assumed, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings.

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

A U.S. based consulting and staffing services business that was acquired by Magic Software through one of its wholly owned subsidiaries on January 17, 2010 is considered to be a VIE. Magic Software is the primary beneficiary of the VIE, as a result of the fact that it holds the power to direct the activities of the acquired business, which significantly impacts its economic performance, and has the right to receive benefits accruing from the acquired business.

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

Recently Issued Accounting Pronouncements

In July 2013, the FASB issued guidance that requires that a nonrecognized tax benefit be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. This net presentation is required unless a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset to settle any additional income tax that would result from the disallowance of the unrecognized tax benefit. This guidance is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. We believe that the adoption of this standard will not have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income." Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income ("AOCI") by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective as of January 1, 2013. Since this standard only impacts presentation and disclosure requirements, its adoption did not have a material impact on our consolidated results of operations or financial condition.

In March 2013, the FASB issued further guidance on accounting for the release of a cumulative translation adjustment into net income when a parent company either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets and provides guidance for the acquisition in stages of a controlling interest in a foreign entity. This guidance is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. We believe that the adoption of this standard will not have a material impact on our consolidated financial statements.

A.	Operating Results

The following tables set forth certain data from our results of operations for the years ended December 31, 2012 and 2013, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

Statement of Income Data
(U.S. dollars, in thousands, except share and per share data)

	Year ended December 31,
	2012	2013
Revenues	$744,731	$796,674
Cost of revenues	564,803	603,080
Gross profit	179,928	193,594
Operating expenses:
Research and development, net	12,349	14,168
Selling, marketing, general and administrative	110,758	117,877
Other expenses (income), net	(174)	14
Total operating expenses	122,933	132,059
Operating income	56,995	61,535
Financial expenses, net	6,672	6,236
Income before taxes on income	50,323	55,299
Taxes on income	6,583	8,926
Equity in gains (losses) of affiliated companies, net	3,744	60,683
Net income	47,484	107,056
Change in redeemable non-controlling interests	(967)	1,735
Net income attributable to non-controlling interests	24,421	24,336
Net income attributable to Formula’s shareholders	$24,030	$80,985

Statement of Income Data as a Percentage of Revenues

	Year ended December 31,
	2012	2013
Revenues	100.0%	100.0%
Cost of revenues	75.8%	75.7%
Gross profit	24.2%	24.3%
Operating expenses:
Research and development, net	1.6%	1.8%
Selling, marketing, general and administrative	14.9%	14.8%
Other expenses (income), net	0.0%	0.0%
Total operating expenses	16.5%	16.6%
Operating income	7.7%	7.7%
Financial expenses, net	0.9%	0.8%
Income before taxes on income	6.8%	6.9%
Taxes on income	0.9%	1.1%
Equity in gains (losses) of affiliated companies, net	0.5%	7.6%
Net income	6.4%	13.4%
Change in redeemable non-controlling interests	(0.1%)	0.2%
Net income attributable to non-controlling interests	3.3%	3.1%
Net income attributable to Formula’s shareholders	3.2%	10.2%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Revenues in 2013 increased by 7.0%, from $744.7 million in 2012 to $796.7 million in 2013. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by 6.3%, from $580.6 million in 2012 to $617.3 million in 2013, and revenues from the sale of our proprietary software products and related services increased by 9.3%, from $164.2 million in 2012 to $179.4 million in 2013.

The increase in software services revenues was attributable to (i) the growth in Matrix's revenues, from $514.3 million in 2012 to $534.7 million in 2013, reflecting an increase of 4.0% (compared to a decrease of 2.6% when measured in NIS, Matrix’s local currency) primarily attributable to the appreciation of the NIS versus the U.S. dollar, having a positive impact of approximately $35.0 million and an increase of 2.08% in Matrix’s software solutions and services area of operation which was entirely offset by the decrease in Matrix’s remaining three areas of operations, and (ii) the increase in Magic Software’s software services revenues from $66.3 million in 2012 to $82.6 million in 2013, primarily attributable to increased demand for our professional services and to the inclusion of the professional services revenues of the Comm-IT Group for a full year.

The increase in revenues from proprietary software products and related services was primarily due to (i) the increase in Sapiens’ revenues from $104.1 million to $117.3 million, reflecting an increase of 12.7%, primarily attributable to an increase in both the sales of Sapiens’ software solutions licenses and Sapiens’ project delivery and implementation services, support and maintenance services and other post implementation professional services, and (ii) increase in Magic Software’s revenues from software products and related services from $60.1 million to $62.1 million reflecting an increase of 3.3%, primarily attributable to an increase in Magic Software’s project activity which was partially offset by the negative impact of the devaluation of the Japanese Yen against the U.S. dollar having an impact of $2.7 million.

A breakdown of our overall revenues into proprietary software products and related services and software services revenues for the years ended December 31, 2012 and 2013, the percentage those respective categories of revenues constituted out of our total revenues in those years, and the percentage change for each such category of revenues from 2012 to 2013, are provided in the below table:

	Year ended December 31, 2012		Year-over- year	Year ended December 31, 2013
	Revenues	Percentage	change	Revenues	Percentage
Revenue category	($ in thousands)
Proprietary software products and related services	$164,173	22.0%	9.3%	$179,400	22.5%
Software services	580,558	78.0%	6.3%	617,274	77.5%
Total	$744,731	100%	7.0%	$796,674	100%

Revenues by geographical region

The dollar amount and percentage share of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2012 and 2013, respectively, as well as the percentage change between such years, were as follows:

	Year ended December 31, 2012		Year-over- year	Year ended December 31, 2013
	Revenues	Percentage	change	Revenues	Percentage
	($ in thousands)
Geographical region
Israel	$500,775	67.2%	5.2%	$526,972	66.1%
International
United States	137,298	18.4%	12.2%	154,002	19.4%
Europe	74,126	10.0%	14.5%	84,864	10.8%
Other	32,532	4.4%	(8.3)%	29,836	3.7%
Total	$744,731	100%	7.0%	$796,674	100%

Cost of Revenues. Cost of revenues consists primarily of wages, personnel expenses, other personnel-related expenses of software consultants, subcontractors and engineers, amortization of capitalized software, and hardware and other materials costs. Cost of revenues increased by 6.8% from $564.8 million in 2012 to $603.1 million in 2013, mainly due to the accompanying growth in revenues in 2013. As a percentage of revenues, costs of revenues in 2012 and 2013 were 76%.

Our software services sales are generally characterized by a lower gross margin than sales of proprietary software solutions and related services. The cost of revenues for proprietary software solutions and related services increased to $96.2 million in 2013 from $83.8 million in 2012, mainly due to the increase of $11.0 million from 2012 in the aggregate recorded in Sapiens relating to salaries and other personnel-related expenses with respect to hiring additional employees and subcontractors to support the increasing demand for their products and travel expenses and an increase of $1.4 million recorded in Magic Software primarily attributable to the first time inclusion of the costs of revenues of Pilat (North America) and Pilat Europe, wholly owned subsidiaries of Magic Software, which were acquired on February 26, 2013.

The cost of revenues for software services increased from $481.0 million in 2012 to $506.9 million in 2013, mainly due to the accompanying growth in revenues in 2013. As a percentage of revenues, costs of revenues for software services in 2012 and 2013 remained relatively consistent at 82.9% in 2012 compared to 82.1% in 2013.

Cost of revenues for the years ended December 31, 2012 and 2013 include insignificant amounts of stock-based compensation recorded under ASC 718.

Research and Development Costs, net. Research and development, or R&D, costs consist primarily of wages and related expenses and, to a lesser degree, consulting fees that we pay to employees and independent contractors, respectively, engaged in research and development.  Research and development costs, net, consist of research and development costs, gross, less capitalized software costs.  Research and development costs, gross, increased from $20.8 million in 2012 to $23.5 million in 2013, mainly due to the (i) increase in gross research and development costs from $12.9 million in 2012 to $15.1 million in 2013 that were incurred by Sapiens solutions for development aimed at expediting and deepening Sapiens’ product development efforts in line with their efforts to support future growth and support demand for product enhancements and future products , (ii) increase in gross research and development costs that were incurred by Magic Software, from $7.9 million recorded in 2012 to $8.4 million recorded in 2013, primarily attributable to Magic Software’s additional investment in 2013 in its application development and integration platforms and acquired application products.

In 2012, we capitalized software costs of $8.4 million, compared to $9.6 million in 2013. Capitalization of software costs in 2013 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and Sapiens). Research and development costs, net, increased from $12.3 million in 2012 to $14.2 million in 2013, mainly due to the factors described above with respect to the corresponding increase in gross research and development costs in 2013.

As a percentage of revenues, research and development costs, net, increased from 1.7% in 2012 to 1.8% in 2013. Research and development costs, net, in 2013 were attributable primarily to Magic Software and Sapiens, which had research and development costs, net of approximately $3.7 million and $10.5 million, respectively. Amortization of capitalized software costs was $8.5 million in 2013 and $8.1 million in 2012, which amounts were included in cost of revenues. Research and development costs for the years ended December 31, 2012 and 2013 include insignificant amounts of stock-based compensation recorded under ASC 718.

Selling, Marketing, General and Administrative Expenses. Selling, marketing, general and administrative expenses consist primarily of cost of salaries, severance and related expenses of sales, marketing, management and administrative employees, travel expenses, selling expenses, rent, utilities, communications expenses, expenses related to external consultants, depreciation, amortization and other expenses. Selling, marketing, general and administrative expenses increased from $110.8 million recorded in 2012 to $117.9 million recorded in 2013. As a percentage of revenues, selling, general and administrative expenses remained relatively consistent at 14.9% recorded in 2012 compared to 14.8% recorded in 2013.

The increase in the absolute amount of selling, marketing, general and administrative expenses was primarily attributable to (i) an increase in Magic Software’s general and administrative expenses from $10.6 million recorded in 2012 to $13.2 million recorded in 2013, primarily attributable to the acquisitions of subsidiaries by Magic Software which were consolidated for the entire year for the first time in 2013, while recording approximately the same level of selling and marketing expenses of approximately $23.0 million during both 2012 and 2013, (ii) an increase in Matrix’s selling, marketing, general and administrative expenses from $49.9 million recorded in 2012 to $52.3 million recorded in 2013, primarily attributable to the devaluation of the U.S. dollar versus the NIS having a negative impact of $3.4 million offset by a decrease of approximately $1.0 million primarily attributable to decrease of amortization of intangible assets associated with business combinations completed in previous years, and (iii) increase in bonus payments recorded in Formula stand-alone resulted from increased Group’s absolute profitability. Selling, marketing, general and administrative expenses attributable to Sapiens were substantially unchanged in 2013 from 2012 as a result of 2013 reflecting only 10.5 months of Sapiens’ results.

Selling, general and administrative expenses for the years ended December 31, 2012 and 2013 include $4.8 million and $3.9 million, respectively, of stock-based compensation recorded under ASC 718.

Other Income, net. We recorded a loss of $14,000 in other income in 2013, as compared to other income of $174,000 in 2012, each representing insignificant amounts.

Operating Income. Our operating income increased from $57.0 million in 2012 to $61.5 million in 2013. The increase in operating income was primarily attributable to increased operating income of Magic Software and Sapiens and Matrix which the latter was positively impacted by the devaluation of the U.S. dollar against the NIS (from a representative average exchange rate of NIS 3.8558 per US$1 in 2012 to NIS 3.6108 per US$1 in 2013) on translation into dollars of Matrix operating income generated in NIS. These factors can be quantified as follows: Matrix had operating income of $38.5 million in 2013 compared to $33.5 million in 2012; Magic Software had operating income of $19.0 million in 2013 compared to $15.6 million in 2012; and Sapiens had operating income of $9.9 million in 2013, reflecting results from January 1, 2013 through November 19, 2013 compared to $7.8 million in 2012, reflecting results from January 27, 2012 through December 31, 2012.

Financial Expenses, net. Financial expenses, net decreased from $6.7 million in 2012 to $6.2 million in 2013. Financial expenses, net, is influenced by various factors, including our cash balances, loan balances, outstanding debentures, changes in market value of trading marketable securities, changes in the exchange rate of the NIS against the dollar, changes in the exchange rate of the dollar against the Euro and changes in the Israeli consumer price index, or CPI. The decrease in financial expenses, net in 2013 was mainly attributable to an increase in interest expenses related to our long and short term financial liabilities to banks and others from $8.0 million recorded in 2012 to $8.2 million recorded in 2013 which was offset by an increase in gains amounted to $1.0 million that we recognized from trading and available for sale marketable securities in 2013 relative to gains amounted to $0.3 million that we recognized from trading and available for sale marketable securities in 2012.

Taxes on Income. Taxes on income increased to $8.9 million in 2013 from $6.6 million in 2012. The increase in taxes on income in 2013 was mainly attributable to (i) an increase in Magic Software’s taxes on income, increasing from $0.1 million recorded in 2012 to $1.6 million recorded in 2013, primarily attributable to current taxes recorded in Magic Software’s subsidiaries due to local taxes in Japan, Europe and Israel and to the decrease of its deferred tax assets recorded with respect to utilization of carry-forward tax losses and (ii) an increase in Sapiens’s taxes on income, increasing from tax income of $0.5 million recorded in 2012 to a tax expense of $0.4 million recorded in 2013 which resulted from an increase in Sapiens’ income recorded in the United States, United Kingdom and other jurisdictions in which it operates, as well as an increase in Sapiens’ deferred tax expenses associated with utilizing a portion of its net operating losses and with deferred tax expenses recorded with respect to amortization of intangible assets.

Gain derived from deconsolidation of subsidiary and equity in gains of affiliated companies net. On August 21, 2011, following Sapiens’ acquisition of all of the outstanding shares of FIS and IDIT, which was mainly financed by the issuance of Sapiens shares, we lost our controlling interest in Sapiens, resulting in the deconsolidation of Sapiens’ results from our financial statements. As a result of Sapiens’ acquisition of FIS and IDIT, our interest in Sapiens was diluted from 75.6% to 42.2%. The gain recognized in respect of our loss of control of Sapiens amounted to $25.8 million in 2011. From August 21, 2011 until January 27, 2012, Sapiens’ results of operations were reflected in our results via the equity method of accounting. By December 31, 2011, Formula’s interest in Sapiens outstanding common shares increased to 47.3%. On January 27, 2012, we consummated the purchase of Sapiens common shares from two former shareholders of FIS and IDIT (Sapiens' recently acquired companies) and others, resulting in an increase in our interest in Sapiens' outstanding common shares from 47.3% to 52.1%, following which we regained control over Sapiens. The gain recognized in respect of our gain of control of Sapiens amounted to $3.4 million.

On November 19, 2013, Sapiens completed a follow-on public offering of its common shares. Sapiens issued 6,497,400 shares at a price of $ 6.25 per share before issuance expenses. Total net proceeds from the issuance amounted to approximately $37.8 million. As a result of the offering, our interest in Sapiens' outstanding common shares was diluted from 56.8% to 48.6%. Our investment in Sapiens following the dilution was measured under the equity method of accounting. The gain recognized in relation of our loss of control in Sapiens amounted to $61.2 million and is presented in the income statement as equity in gains of affiliated companies, net.

From August 21, 2011 until January 27, 2012, and from November 19, 2013 until December 31, 2013 Sapiens' results of operations were reflected in our results of operations using the equity method of accounting.

Our equity in losses of affiliates, net was $481,000 in 2013, compared to equity in gains of $334,000 in 2012. Our equity in losses of affiliates in 2013 was attributable primarily to our equity in losses recorded in Matrix, which was partially offset by our equity in gains of Sapiens. Our equity in gains of affiliates in 2012 was attributable primarily to our equity in gains of Sapiens, which was partially offset by our equity in losses recorded in Matrix.

Change in redeemable non-controlling interests. Change in redeemable non-controlling interest in 2013 amounted to an expense of $1.7 million related mainly to (i) expenses recorded in Magic Software with respect to the acquisition of Comm-IT Group having an effect of $0.5 million and (ii) expenses recorded in Matrix with respect to the acquisitions of Exzac Inc., K.B.I.S. Ltd., Match Point I.T. Ltd., and Babcom Centers Ltd having an aggregate impact of of $1.2 million. Change in redeemable non-controlling interest in 2012 amounted to income of $0.9 million related mainly to Matrix’s acquisition of Exzac Inc.

Net Income Attributable to Non-Controlling Interests. Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies which are not wholly owned by Formula during each of the periods indicated. Net income attributable to non-controlling interests was substantially the same at $24.3 million in 2013 compared to $24.4 million in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Statement of Income Data
(U.S. dollars, in thousands, except share and per share data)

	Year ended December 31,
	2011	2012
Revenues	$640,617	$744,731
Cost of revenues	492,886	564,803
Gross profit	147,731	179,928
Operating expenses:
Research and development, net	5,148	12,349
Selling, marketing, general and administrative	93,340	110,758
Other expenses (income), net	(207)	(174)
Total operating expenses	98,281	122,933
Operating income	49,450	56,995
Financial expenses, net	6,500	6,672
Income before taxes on income	42,950	50,323
Taxes on income	5,689	6,583
Equity in gains (losses) of affiliated companies, net	25,870	3,744
Net income	63,131	47,484
Change in redeemable non-controlling interests	-	(967)
Net income attributable to non-controlling interests	20,169	24,421
Net income attributable to Formula’s shareholders	$42,962	$24,030

Statement of Income Data as a Percentage of Revenues

	Year ended December 31,
	2011	2012
Revenues	100.0%	100.0%
Cost of revenues	76.9%	75.8%
Gross profit	23.1%	24.2%
Operating expenses:
Research and development, net	0.8%	1.6%
Selling, marketing, general and administrative	14.6%	14.9%
Other expenses (income), net	0.0%	0.0%
Total operating expenses	15.4%	16.5%
Operating income	7.7%	7.7%
Financial expenses, net	1.0%	0.9%
Income before taxes on income	6.7%	6.8%
Taxes on income	0.9%	0.9%
Equity in gains (losses) of affiliated companies, net	4.0%	0.5%
Net income	9.8%	6.4%
Change in redeemable non-controlling interests	-	(0.1%)
Net income attributable to non-controlling interests	3.1%	3.3%
Net income attributable to Formula’s shareholders	6.7%	3.2%

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

The increase in software services revenues was primarily attributable to (i) the growth in Matrix's revenues, from $491.1 million in 2011 to $514.2 million in 2012, reflecting an increase of 4.8% (12.8% in local currency terms) primarily due to the increase in demand for Matrix’s professional services and its business combination activity, and (ii) the increase in Magic Software’s software services revenues from $58.6 million in 2011 to $66.3 million in 2012, primarily due to the acquisition of Comm-IT Group, a software and systems development house that specializes in providing advanced IT and communications services and solutions, in July 2012.

The increase in revenues from proprietary software products and related services was primarily due to (i) the deconsolidation of Sapiens’ results from our consolidated results as of August 21, 2011, upon Sapiens’ acquisition of IDIT and FIS, pursuant to which the shares issued by Sapiens resulted in Formula’s loss of its controlling interest in Sapiens while consolidating Sapiens results commencing January 27, 2012 following our gain of control, and due to the (ii) inclusion of 11 months of revenues of the businesses acquired by Sapiens in August 2011 which did not have any impact on our 2011 income statement, all of which increased our revenues generated by Sapiens from $36.5 million in 2011 to $104.1 million in 2012. In addition the increase was partially attributable to the (iii) increase recorded in Magic Software’s revenues from software products and related services from $54.8 million in 2011 to $60.1 million in 2012, primarily due to the acquisition of the Appbuilder activity in December 2011 as well as the increase in demand for Magic’s software products in Japan.

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

Research and Development Costs, net. Research and development, or R&D, costs consist primarily of wages and related expenses and, to a lesser degree, consulting fees that we pay to employees and independent contractors, respectively, engaged in research and development.  Research and development costs, net, consist of research and development costs, gross, less capitalized software costs.  Research and development costs, gross, increased from $13.4 million in 2011 to $20.8 million in 2012, mainly due to the (i) deconsolidation of Sapiens’ results from our consolidated results as of August 21, 2011, upon Formula’s loss of its controlling interest in Sapiens and its consolidation as of January 27, 2012 following Formula gain of control, which increased our research and development costs attributable to Sapiens from $6.1 million in 2011 to $12.9 million in 2012, (ii) Sapiens increased R&D expenses resulting from the inclusion of 11 months of R&D expenses related to the businesses it acquired in August 2011 which didn’t have any impact on our R&D expenses in 2011, (iii) increased R&D spending for development of Sapiens solutions including its DECISION solution, (iv) increase in gross research and development costs that were incurred by Magic Software, from $7.3 million in 2011 to $7.9 million in 2012, primarily related to the Appbuilder activity acquired in December 2011. In 2011, we capitalized software costs of $8.3 million, compared to $9.0 million in 2010. Capitalization of software costs in 2011 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and Sapiens). Research and development costs, net, increased from $5.1 million in 2011 to $12.3 million in 2012, mainly due to the factors described above with respect to the corresponding increase in gross research and development costs in 2012.  As a percentage of revenues, research and development costs, net, increased from 0.8% in 2011 to 1.7% in 2012. Research and development costs, net, in 2012 were attributable primarily to Magic Software and Sapiens, which had research and development costs, net of approximately $2.9 million and $9.4 million, respectively. Amortization of capitalized software costs was $8.1 million in 2012 and $6.3 million in 2011, which amounts were included in cost of revenues. Research and development costs for the years ended December 31, 2011 and 2012 include insignificant amounts of stock-based compensation recorded under ASC 718.

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

Financial Expenses, net. Financial expenses, net increased from $6.5 million in 2011 to $6.7 million in 2012. Financial expenses, net, is influenced by various factors, including our cash balances, loan balances, outstanding debentures, changes in market value of trading marketable securities, changes in the exchange rate of the NIS against the dollar, changes in the exchange rate of the dollar against the Euro and changes in the Israeli consumer price index, or CPI. The increase in financial expenses, net in 2012 was mainly attributable to an increase in interest expenses related to our long and short term financial liabilities to banks and others from $6.6 million in 2011 to $8.0 million in 2012 which was offset by an increase in gains amounted to $0.3 million that we recognized from trading and available for sale marketable securities in 2012, relative to the absence in 2011 of positive changes in the value of our trading marketable securities that had reduced our net financial expenses in 2011 by of $(0.2) million and, which was furthermore attributable to our having incurred, in 2011, $0.7 million of impairment costs related to available for sale marketable securities.

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

Impact of Inflation and Currency Fluctuations on Results of Operations

Most of our revenues and expenses from our software services are denominated in NIS. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars using the average exchange rate over the period during which the transactions occur, in accordance with U.S. GAAP. Therefore, we are exposed to the risk that the devaluation of the NIS relative to the U.S. dollar may reduce the revenue growth rate and profitability for our software services in dollar terms. The representative average exchange rate of the NIS to the dollar in 2013, 2012 and 2011, as reported by the Bank of Israel, was NIS 3.6108 per US$1, NIS 3.8558 per US$1 and NIS 3.5781 per US$1, respectively. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently mainly denominated in U.S dollar, Euros, Japanese Yen and the British Pound, whereas a substantial portion of our expenses relating to those products, principally salaries and related personnel expenses, are denominated in NIS. As a result, the devaluation of the Euro or those other currencies relative to the dollar (as was the case in 2011 and 2012 with respect to the Euro and the British pound and as was in the case of the Japanese Yen in 2013) reduces the revenue growth rate and profitability for our proprietary software products and related services in dollar terms, thereby adversely affecting our operating results. On the other hand, the devaluation of the NIS relative to the dollar, which occurred in 2012, decreased the relative value of the NIS-denominated operating costs related to our proprietary software product revenues, and, therefore, partially compensate the negative affect over our revenues and our profitability.

Since most of our expenses are incurred in NIS, the dollar cost of our operations also rises as a result of any increase in the rate of inflation in Israel, to the extent that such inflation is not offset, or is only offset on a lagging basis, by the devaluation (if any) of the NIS against the dollar during a relevant period of time. The Israeli rate of inflation amounted to 2.2%, 1.6% and 1.8% for the years ended December 31, 2011, 2012 and 2013, respectively, thereby compounding the impact of the appreciation of the NIS relative to the dollar in 2011 and in 2013, and partially offsetting the depreciation of the NIS relative to the dollar in 2012, and thereby adversely affecting our U.S. dollar measured results of operations in each such year.

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

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation (appreciation) of NIS against the US$*	Devaluation (appreciation) of Euro against the US$*
	%	%	%
2011	2.2	7.7	3.3
2012	1.6	(2.3)	(2.0)
2013	1.8	(7.0)	(4.4)

*Reflects the change in the exchange rate from January 1 to December 31 of the relevant year, rather than the difference in the average exchange rate over the course of each year relative to the previous year.

Effective Corporate Tax Rates in Israel

Tax regulations have a material impact on our business, particularly in Israel where we have the headquarters or our subsidiary and affiliated companies. The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of government programs from which we, and some of our subsidiaries, benefit. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.

Corporate Tax

The Israeli corporate tax rate was 24% in 2011, 25% in 2012 and 2013. The corporate tax rate was increased to 26.5% for 2014 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or Preferred Enterprise, as further discussed below, may be considerably less. In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains.

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

An Israeli parent company may also be required to include in its income on a current basis, as a deemed dividend, certain income derived by its subsidiaries under the Israeli Controlled Foreign Corporation rules, regardless of whether such income is distributed or not. Under these rules, a non-Israeli subsidiary is considered to be a controlled foreign corporation, if, among other things, a majority of the subsidiary’s means of control are held by Israeli residents, most of its revenues or income is passive (such as interest, dividends, royalties, rental income or income from capital gains) and such income is taxed at a rate that does not exceed 20% (15% as of January 1, 2014). An Israeli parent company that is subject to Israeli taxes on such deemed dividend income, may generally receive a credit for foreign taxes paid by its subsidiaries in their country of residence and for deemed foreign taxes to be withheld upon the actual distribution of such income.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959

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

The Investment Law has been amended several times over the last years, with the two most significant changes effective as of April 1, 2005 (the “2005 Amendment”), and as of January 1, 2011 (the “2011 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably to forego such benefits and elect the benefits of the 2011 Amendment.

The following discussion is a summary of the Investment Law prior to its amendments as well as the relevant changes contained in the new legislation.

Tax Benefits for Income from Approved Enterprises Approved Before April 1, 2005

Under the Investment Law prior to the 2005 Amendment, a company that wished to receive benefits on its investment program that is implemented in accordance with the provisions of the Investment Law, or an Approved Enterprise, had to receive an approval from the Investment Center of the Israeli Ministry of Economy (formerly the Ministry of Industry, Trade and Labor) which we refer to as the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. Certain of our Israeli subsidiary and affiliated companies receive the benefits through the alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location in Israel of the Approved Enterprise, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below. The benefits commence on the date in which that taxable income is first earned. The benefits period under Approved Enterprise status is limited to 12 years from the year the enterprise commences its operations, or 14 years from the year of the approval as an Approved Enterprise, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

A company that has an Approved Enterprise program is eligible for further tax benefits, if it qualifies as a Foreign Investors’ Company, or FIC. An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefits period may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

The corporate tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

Percentage of non-Israeli ownership	Corporate Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be subject to tax in respect of the amount of dividend distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits program. This rate generally ranges from 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares.

In addition, dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at a lower rate provided under an applicable tax treaty. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval with respect thereto, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index and interest.

In our case, subject to compliance with applicable requirements stipulated in the Investment Law and its regulations and in the specific certificate of approval, as described above, the portion of undistributed income derived from Approved Enterprise programs of certain of our Israeli subsidiary and affiliated companies will be exempt from corporate tax for a period of two to four years, followed by five to eight years with reduced tax rate of 25% on income derived from Approved Enterprise investment programs.

Tax benefits under the 2005 Amendment that became effective on April 1, 2005.

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income is derived from export.

An enterprise that qualifies under the new provisions is referred to as a Benefited Enterprise, rather than Approved Enterprise. The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits program. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Benefited Enterprise may, at its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all the conditions set forth in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise, and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location of the Benefited Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as explained above.

Dividends paid out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to an FIC, in which case the 12-year limit does not apply. Furthermore, a company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income attributed to its Benefited Enterprise during the tax exemption period will be subject to tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the consumer price index and interest, or other monetary penalty.

As of December 31, 2013, we had not generated any income that was subject to the benefits under the 2005 Amendment.

Tax benefits under the 2011 Amendment that became effective on January 1, 2011.

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and is increased to 16% and 9%, respectively, in 2014 and thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% (20% with respect to dividends to be distributed on or after January 1, 2014) or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 15% (20% with respect to dividends to be distributed on or after January 1, 2014) or such lower rate as may be provided in an applicable tax treaty will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, that had participated in an alternative benefits program, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met ; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

As of December 31, 2013, none of our Israeli subsidiary and affiliated companies had filed a request to apply the new benefits under the 2011 Amendment.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. Such expenditures must relate to scientific research and development projects, and must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be for the promotion or development of the company. Furthermore, the research and development must be carried out by or on behalf of the company seeking such tax deduction. The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period. However, the amounts of any government grants made available are subtracted from the amount of the deductible expenses.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, provides several tax benefits for an “Industrial Company”. Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company that was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose major activity, in a given tax year, is industrial production.

An Industrial Company is entitled to certain tax benefits, including:

•	Deduction of the cost of the purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight year period commencing on the year in which such rights were first exercised;

•	Straight-line deduction of expenses related to a public offering in equal amounts over a three-year period commencing on the year of offering; and

•	The right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

We believe that certain of our Israeli subsidiary and affiliated companies currently qualify as Industrial Companies within the definition under the Industry Encouragement Law. We cannot assure you that we will continue to qualify as Industrial Companies or that the benefits described above will be available in the future.

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

Current Outlook

We had cash and cash equivalents and short-term investments of $126.1 million and $100.8 million at December 31, 2012 and December 31, 2013, respectively. At December 31, 2012 and December 31, 2013, we had indebtedness to banks and others of $104.0 million and $98.1 million, respectively, of which $39.3 million and $35.6 million were current liabilities and $64.7 million and $62.4 million were long-term liabilities as of those respective dates.

In November 2011, we received a long-term bank credit in the amount of $12.0 million which is secured by a pledge over a certain portion of our investment in outstanding shares of Matrix and Sapiens. The loan is to be repaid in three equal installments on November 14, 2012, 2013 and 2014. We also have an option to repay any portion, or all, of the outstanding principal amount every six months, subject to the foregoing minimum repayment of one-third of the total principal amount during each of 2012, 2013 and 2014. As of December 31, 2013 the remaining balance was $4.0 million, to be repaid on November 14, 2014. On February 14, 2014, our board of directors determined to effect an early redemption of the outstanding principal balance of the loan. The early redemption payment was made in one installment, on the interest payment date on February 18, 2014.

In January 2014, we finalized the terms of a NIS 200 million loan (approximately $57.6 million) to be extended to us by a leading Israeli institutional investor. The loan will be secured by certain of the shares of each of our publicly held subsidiary and affiliated companies. The loan's average duration is approximately four years (paid over a period of 6 years) and carries a fixed annual interest rate of 5.5%.

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

Currently, only Matrix and Formula have such material credit facilities outstanding . The long-term debt obligations of Matrix bear interest at an average annual rate of 3.5%-5.7%. These credit facilities expire over a period of time that ranges from 1 to 7 years. No amounts are currently outstanding under Formula’s credit facility.

Until June 30, 2013, Matrix had its debentures (Series A) outstanding. The Series A debentures were originally issued in August 2007 in an original principal amount of NIS 250 million (approximately $69.9 million, based on the representative exchange rate of NIS 3.5781 per $1 reported by the Bank of Israel for the 2011 fiscal year). The principal amount of the debentures (following a partial redemption of approximately $12.8 million of the principal amount of the debentures in November 2008) was due to be repaid in four annual installments, on December 31, 2010, 2011, 2012 and 2013. The first payment (following the November 2008 redemption) in an approximate amount of $14.7 million was made on December 31, 2010. No payment was made on December 31, 2011, as the second and third payments were made in 2012 in an aggregate amount of approximately $33.0 million, respectively. On May 28, 2013, Matrix's board of directors decided on early redemption of the outstanding balance of the debentures (series A). The early redemption payment was made in one installment, at the interest payment date on June 30, 2013 (the "Early Redemption Date"). The amount of actual redemption was approximately NIS 60.8 million (approximately $16.8 million). After the early redemption, the debentures were written off for trading and from the TASE Clearing House. The amount per NIS 1 par value that Matrix redeemed equals to the value of the bonds` liability value, (i.e. principal plus interest and linkage differences to the actual date of early redemption). As of December 31, 2013, no debentures are outstanding.

As of December 31, 2013, Matrix had aggregate short-term obligations to banks and others of NIS 106.1 million (approximately $30.6 million) and aggregate long-term obligations to banks of NIS 208.9 million (approximately $60.2 million) under its credit facilities.

In November 2013, Magic Software received a loan from a US bank institution, in the amount of $3.0 million, to be paid monthly in equal payments, for a period of 36 months bearing interest of Libor+3.5%. The loan agreement contains various covenants which require Magic Software to maintain certain financial ratios.

On November 19, 2013, Sapiens completed a follow-on public offering of its common shares. Sapiens issued 6,497,400 shares at a price of $ 6.25 per share before issuance expenses. Total net proceeds from the issuance amounted to approximately $37.8 million. On March 5, 2014, after the balance sheet date, Magic Software completed a follow-on public offering of its ordinary shares. Magic Software issued 6,900,000 shares at a price of $ 8.50 per share before issuance expenses. Total net proceeds from the issuance, were approximately $ 54.7 million.

We believe that our current cash reserves, together with cash that may be distributed to us from the ongoing operations of our subsidiaries and any credit that we may choose to draw upon that is available under our (and our subsidiary’s and affiliated companies’) existing credit facilities should be sufficient for our present working capital requirements for at least the next 12 months at our current level of operations. We will consider in the future additional equity issuances, debt issuances or borrowings from banks if necessary to meet cash needs for our growth, including if needed to consummate one or more acquisitions for consideration consisting of all or a substantial portion of our available cash. Should we require additional financing in the future, we cannot assure you that such financing will be available on favorable terms or at all.

Cash Provided by Operating Activities

Cash flow provided by our operating activities decreased from $73.1 million in 2012 to $68.6 million in 2013. Net cash provided by operations in 2013 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to (i) depreciation and amortization of capitalized research and development assets and other intangible assets (mainly customer relations) in an aggregate amount of $24.3 million, (ii) stock-based compensation expenses, in an amount of $4.0 million, (iii) increase in deferred revenues in an amount of $5.0 million (iv) changes in deferred taxes and in value of debentures in an aggregate amount of $1.6 million and, (v) an increase in trade payables and in other accounts payable and employees and payroll accrual, in an aggregate amount of $5.8 million. Material downwards adjustments in cash flow for non-cash activity, including changes in operating assets and liabilities, consisted of adjustments of (i) an increase in trade receivables, in an amount of $6.5 million. (ii) a decrease in inventory, in an amount of $0.1 million, reflecting our subsidiaries’ strategy to maintain adequate, but not excessive, levels of inventory based on their anticipation of future demand for proprietary software products and software services, and (iii) gain derived from deconsolidation of Sapiens, in an amount of $61.2 million.

Cash flow provided by operating activities in 2013 was primarily comprised of $35.6 million provided by Matrix, $12.8 million provided by Sapiens (reflecting approximately 10.5 months of activity consolidated in our reports from January 1, 2013 until November 19, 2013) and $22.3 million provided by Magic Software, reflecting the $22.9 million, $9.9 million and $15.8 million, of net income generated by these subsidiaries, respectively, in 2013, as adjusted for non-cash operating line items and changes in non-cash operating assets and liabilities (as detailed above).

Cash flow provided by our operating activities increased from $25.8 million in 2011 to $73.1 million in 2012. Net cash provided by operations in 2012 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to (i) depreciation and amortization of capitalized research and development assets and other intangible assets (mainly customer relations) in an aggregate amount of $25.7 million, (ii) a decrease in inventory, in an amount of $0.3 million, reflecting our subsidiaries’ strategy to maintain adequate, but not excessive, levels of inventory based on their anticipation of future demand for proprietary software products and software services, (iii) stock-based compensation expenses, in an amount of $4.9 million, (iv) $2.2 million due to a decrease in other current assets and long-term prepaid expenses and other assets, and (v) an increase in other trade payable, in an amount of $3.4 million. Material downwards adjustments in cash flow for non-cash activity, including changes in operating assets and liabilities, consisted of adjustments of (i) $1.7 million due to an increase in trade receivables, which was positively impacted in 2012 by collection of overdue trade receivables carried over from 2011 and paid in 2012, and (ii) a decrease in other accounts payable and employees and payroll accrual, in an aggregate amount of $7.4 million reflecting mainly obligations carried over from 2011 and paid in 2012. Cash flow provided by operating activities in 2012 was primarily comprised of $33.3 million provided by Matrix, $17.2 million by Sapiens (reflecting approximately 11 months of activity consolidated in our reports) and $ 22.9 million by Magic Software, reflecting the $24.9 million, $ 7.5 million and $16.2 million of net income generated by these subsidiaries, respectively, in 2012, as adjusted for non-cash operating line items and changes in non-cash operating assets and liabilities (as detailed above).

Cash Used in Financing Activities

Cash flow used in our financing activities was $38.4 million in both the years ended December 31, 2013 and 2012, mainly reflecting the cumulative effect of the following financing-related transactions that occurred over the course of those years:

Year Ended December 31, 2013

In February 2013, Sapiens distributed to its shareholders a cash dividend in an aggregate amount of approximately $5.8 million, of which $2.5 million was paid to non-controlling interests in Sapiens.

In March 2013, Magic Software distributed to its shareholders a cash dividend in an aggregate amount of approximately $4.4 million, of which $2.1 million was paid to non-controlling interests in Magic Software.

In April 2013, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $5.0 million, of which $2.5 million was paid to non-controlling interests in Matrix.

In June 2013, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $3.8 million, of which $1.9 million was paid to non-controlling interests in Matrix.

In July 2013, Formula distributed to its shareholders a cash dividend in an aggregate amount of approximately $5.4 million.

In September 2013, Magic Software distributed to its shareholders a cash dividend in an aggregate amount of approximately $3.3 million, of which $1.6 million was paid to non-controlling interests in Magic Software.

In September 2013, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $4.8 million, of which $2.4 million was paid to non-controlling interests in Matrix.

In December 2013, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $4.1 million, of which $2.1 million was paid to non-controlling interests in Matrix.

In December 2013, Formula distributed a cash dividend in an aggregate amount of approximately $4.6 million. The dividend was paid to Formula shareholders after the balance sheet date in February 2014.

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

In November 2012, Sapiens repurchased from its shareholder, Kardan Technologies Ltd., 2,000,000 of Sapiens outstanding common shares, which represented approximately 5% of Sapiens total number of issued and outstanding common shares on that date, for a total consideration of $7.0 million.

In December 2012, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $4.0 million, of which $2.0 million was paid to non-controlling interests in Matrix.

In October 2012, Magic Software distributed to its shareholders a cash dividend in an aggregate amount of approximately $3.7 million, of which $1.8 million was paid to non-controlling interests in Matrix.

Cash Used in Investing Activities

Net cash used in our investing activities was $11.9 million in 2012 and $63.3 million in 2013, mainly reflecting the cumulative effect of the following investment-related transactions that occurred over the course of those years:

Year Ended December 31, 2013

In February 2013, Magic Software purchased Pilat Europe Limited Ltd. and Pilat (North America) Inc. which provides custom human capital management solutions, for a total consideration of $ 1,233.

In November 2013, Magic Software acquired the enterprise division of Allstates Technical Services, LLC, a U.S.-based full-service provider of consulting and staffing solutions for IT, Engineering and Telecom personnel from KBR, Inc. (NYSE: KBR). With a 60-year history, this division, now known as Allstates Consulting Services LLC brings a strong reputation and an experienced growth-focused management team serving some of the world’s leading telecom and technology companies.

In May 2013, Magic Software’s subsidiary, Comm-IT Technology Solutions Ltd., acquired Dario Solutions IT Ltd. and Valinor Ltd., both incorporated in Israel, for a total consideration of $5.3 million, of which $2.3 million is contingently payable upon the acquired business meeting certain operational targets in 2013, 2014 and 2015. Dario, a Microsoft Gold Level Partner, provides integration services especially with respect to Microsoft products for large and mid- range customers in Israel and specializes in virtualization and private cloud; server based computing, storage area networks, multiple users system management and mobile solutions. Valinor specializes in project and product consultation, installation and implementation of databases and employs a wide range of information system architects, including data base system architects, or DBAs, who have expertise in database management. Valinor assists its customers in finding creative and effective solutions, including development, conversion, upgrade and installation of complex database systems that handle large amounts of information. As a Microsoft Certified Partner and an Oracle Gold Level Partner, Valinor collaborates with both of these major software providers and is involved in different projects in Israel and internationally.

In December 2013, Matrix purchased 100% of the share capital of Strategic Sales Systems Inc. from its former shareholders in consideration of approximately NIS 1.4 million (approximately $0.4 million) in cash. Matrix may pay an additional consideration in the amount of approximately NIS 5.2 million ($1.5 million) subject to certain revenue and profit goals.

Year Ended December 31, 2012

In January 2012, Matrix acquired a 60% of the EXZAC Company, a U.S. based company in the field of risk management for financial institutions that deals in commerce, and which specializes in application services for enterprise fraud management, for a total consideration of $ 6.9 million, which may increase by up to $2.5 million, upon the acquired business meeting certain operational targets in 2012 through 2014. On December 19, 2012 Matrix exercised its option to acquire from one of the sellers 20% interest in Exzac Inc., for a total consideration of $ 5.0 million and an additional consideration determined based on a mechanism agreed between the parties which is based on the acquired business meeting certain operational targets in 2014. The option for purchasing the remaining 20% was exercised after the balance sheet date (in January 2014) in consideration of $5.0 million and with an additional amount that will be calculated according to a predetermined formula based on Exzac’s results in 2014. As a result of this exercise, as of January 2014, Matrix held 100% in Exzac.

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

Company Commitments

We do not have material commitments for capital expenditures by Formula as of December 31, 2013 or as of the date of this annual report

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Indemnification of Office Holders.”

Subsidiary Commitments

Our subsidiaries do not have any material commitments for capital expenditures as of December 31, 2013 or as of the date of this annual report.

As alluded to above (see “—Current Outlook”), the loan agreements and indentures to which we are party contain a number of conditions and limitations on the way in which we (mainly Matrix and Formula) can operate our businesses, including limitations on our ability to raise debt and sell or acquire assets not in normal business activity. For example, Matrix’s loan agreement includes a negative pledge with respect to Matrix’s assets, as well as limitations on Matrix’s ability to provide guarantees to third parties and sell or transfer its assets. Matrix’s loan agreements also contain various covenants which require it to maintain certain financial ratios related to shareholders’ equity and operating results that are customary for companies of comparable size.

Our subsidiaries as of December 31, 2013 have provided bank guarantees aggregating to approximately $14.5 million as security for the performance of various contracts with customers. If our subsidiaries were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

Our subsidiaries as of December 31, 2013 have also provided additional bank guarantees aggregating to $4.4 million as security for rent to be paid for their offices. If our subsidiaries were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees pay amounts claimed to be due.

Pursuant to a bank credit agreement, a lien has been incurred over a certain portion of our investment in outstanding shares of Matrix and Sapiens.

C.	Research and Development, Patents and Licenses, etc.

The net amounts that we spent on research and development activities in 2011, 2012 and 2013 totaled $5.1 million, $12.3 million and $14.2 million, respectively. For more information about our research and development activities, see “Item 4. Information on the Company—Business Overview— Software Development.”

For information concerning our intellectual property rights, see “Item 4. Information on the Company— Business Overview— Intellectual Property Rights.”

D.	Trend Information

For information see discussion in Item 4. “Information on the Company-Business Overview-Industry Background and Trends” and Item 5. “Operating and Financial Review and Prospects - Results of Operations.”

E.	Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2013.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
	(U.S. dollars, in thousands
Long-term debt obligations (1)	86,495	24,050	39,688	20,953	1,804

Lease obligations	54,934	21,585	20,275	7,351	5,723

Liability in respect of the acquisition of operations	36,130	33,259	2,871

Uncertainties in income taxes (ASC 740) (2)	1,017
Accrued severance payments, net (3)	13,110
Total	191,686	78,894	62,834	28,304	7,527

(1)	Does not include interest.
(2)	Payment of uncertain tax benefits would result from settlements with taxation authorities. Due to the difficulty in determining the timing of settlements, this information is not included in the above table. We do not expect to make any significant payments for these uncertain tax positions within the next 12 months.
(3)	Accrued severance payments, net relate to accrued severance obligations and notice obligations mainly to our Israeli employees as required under Israeli labor law or personal employment agreements. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information about our directors and senior management as of April 25, 2014.

Name	Age	Position	Expiration of Current Term of Directorship/Office
Guy Bernstein	46	Chief Executive Officer	December 2019 or upon 180 days advanced written notice of either party
Asaf Berenstin	36	Chief Financial Officer	No formal arrangement regarding expiration of term of office
Marek Panek	45	Chairman of the Board of Directors	2015 annual shareholders meeting
Rafal Kozlowski	40	Director	2015 annual shareholders meeting
Dafna Cohen (1) (3)	44	Director	2015 annual shareholders meeting
Eli Zamir(1) (2) (3)	44	External director	April 2016
Iris Yahal(1) (2) (3)	53	External director	April 2016

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

Asaf Berenstin was appointed our Chief Financial Officer in November 2011. Mr. Berenstin also serves as the Chief Financial Officer of our subsidiary, Magic Software, since April 2010. Prior to such time, beginning in August 2008, Mr. Berenstin served as Magic Software’s corporate controller. Prior to joining our company, Mr. Berenstin served as a controller at Gilat Satellite Networks Ltd. (NASDAQ: GILT), commencing in July 2007. From October 2003 to July 2008, Mr. Berenstin practiced as a certified public accountant at Kesselman & Kesselman, a member of PriceWaterhouseCoopers. Mr. Berenstin holds a B.A. degree in accounting and economics and an M.B.A. degree, both from Tel-Aviv University, and is a certified public accountant (CPA) in Israel.

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

Dafna Cohen has served as one of our directors since October 2009, a member of our audit committee since January 2011 and a member of our compensation committee since July 2013. Ms. Cohen also serves as director of XTL Biopharmaceuticals Ltd. and Europort Ltd. Ms Cohen served as Director of Global Treasury of MediaMind Technologies from 2010 to 2011. Prior to that, Ms.Cohen served as Director of Investments and as a Treasurer of Emblaze from 2005 to 2009. Prior to that, Ms. Cohen served as an Investment Manager for Leumi Partners and as a department manager at the derivatives sector and a foreign securities dealer of Bank Leumi. Ms. Cohen holds an M.B.A. in finance and a B.A. degree in economics and political science, both from The Hebrew University of Jerusalem

Eli Zamir has served as one of our external directors, as a member of our audit committee since March 2013 and a member of our compensation committee since July 2013. Mr. Zamir currently serves as the CEO of Invest Pro Ltd., a private investment firm. From 1995 to 2002, Mr. Zamir served as a portfolio manager and from 2002 to 2007 Mr. Zamir served as the CEO of an underwriter. Mr. Zamir also currently serves as a director of Synopsis Ltd., a public company listed on the TASE. Mr. Zamir holds a B.A. degree in accounting and finance from Tel-Aviv University and an M.B.A. degree, from Ben Gurion University.

Iris Yahal has served as one of our external directors, as a member of our audit committee since April 2013 and a member of our compensation committee since July 2013. Ms. Yahal is an independent strategic transaction advisor for various software, renewable energy, infrastructure and biotech companies since 2007. From 1995 through 2007, Ms. Yahal served as Chief Financial Officer of BluePhoenix Solutions Ltd., a public company listed on the NASDAQ Global Market and the TASE. In addition, from 1999 through 2007 Ms. Yahal served as a director of BluePhoenix Solutions and each of its international subsidiaries. From 1991 until 1996, Ms. Yahal served as a controller at Argotech Ltd. which, at that time, was a wholly owned subsidiary of our Company, operating as a start-up incubator. Prior to 1991, Ms. Yahal worked as an auditor with Wallenstein and Co., a public accounting firm. Ms. Yahal holds a B.A. degree in accounting and statistics and an M.B.A degree in business administration, both from Tel- Aviv University and is a certified public accountant in Israel.

Arrangements for the Election of Directors; Family Relationships

Asseco is our largest shareholder, holding approximately 49.0% of our outstanding share capital (which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares. Asseco has significant influence over the election of the members of our board of directors (other than our external directors). Other than as described immediately below, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such.

Mr. Guy Bernstein and Mr. Asaf Berenstin are first cousins. Other than such relationship, there are no family relationships among our executive officers and directors.

B.	Compensation

Aggregate Compensation Paid to Directors and Executive Officers

In 2013, Formula paid to its directors and executive officers, consisting of the individuals listed above in the table under “—Directors and Senior Management”, direct remuneration and provided related benefits of approximately $2.7 million, in the aggregate. This aggregate compensation amount includes amounts set aside or accrued to provide pension, retirement or similar post-employment benefits, which themselves totaled less than $5,000 in 2013.

The above aggregate compensation amount does not include the following:

•	expenses, including business travel, professional and business association dues and expenses, for which Formula reimburses its officers; and

•	other fringe benefits that companies in Israel commonly reimburse or pay to their officers,

as amounts incurred for such expenses and benefits in 2013 were paid in reimbursement of activities carried out by our directors and executive officers for strict business purposes in carrying out their duties on behalf of Formula and were therefore not compensatory in nature.

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

In June 2013, all 1,122,782 options were exercised into ordinary shares. Such ordinary shares have been deposited with a trustee and, pursuant to the terms of our 2011 Plan and the option agreement with respect to such options, our chief executive officer is not permitted to vote or dispose of them until the shares are released from the trust. All shares participate in dividends and have the right to vote, however for so long as the shares are held by the trustee (even if they have vested) the voting rights may only be exercised by the trustee. In accordance with the guidelines of our 2011 Share Incentive Plan for so long as the shares underlying any grant under the plan are being held by the trustee they will be voted by the trustee in the same proportion as the results of the other shares voting in the shareholder meeting.  Only those shares for which the vesting period has expired may be collected from the trustee. As of April 25, 2014, all 1,122,782 shares were deposited with the trustee and 315,782 ordinary shares were vested.

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

For a description of our 2008 Share Option Plan and 2011 Share Incentive Plan pursuant to which Mr. Bernstein’s options have been granted and other options or share awards may be granted from time to time to our directors, executive officers, employees and consultants, see “Item 6.E. Share Ownership— Arrangements Involving the Issue or Grant of Options to Purchase Shares” below.

C.	Board Practices

Pursuant to our amended and restated articles of association, or our articles, directors are generally elected at the annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Our existing board of directors may also appoint a new director to the board, assuming that the then-authorized size of the board, as last approved by our shareholders, exceeds the number of directors then serving on the board, whether due to a resignation or otherwise, in which case the newly appointed director holds office until the next annual general meeting of shareholders immediately following such appointment. Our board is currently comprised of 5 persons, of which each of Dafna Cohen, Eli Zamir and Iris Yahal has been determined by the board to be independent within the meaning of the Listing Rules of the NASDAQ Stock Market (or the NASDAQ listing rules), on which our ADSs are listed for trading. Mr. Zamir and Ms. Yahal serve as our external directors, as mandated under Israeli law, and are therefore subject to additional criteria to help ensure their independence. See “External Directors Under the Companies Law” below. Each of our directors, except for the external directors, holds office until the next annual general meeting of shareholders and may then be re-elected. Our officers are appointed by our board of directors.

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

External Directors Under the Companies Law

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two external directors. This law provides that a person may not be appointed as an external director if the person is a relative of the controlling shareholder of the company or if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subject, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer. The term “affiliation” and the similar types of prohibited relationships include:

•	an employment relationship;
•	a business or professional relationship, even if not maintained on a regular basis (but excluding a de minimis level relationship);
•	control; and
•	service as an office holder.

The term "office holder" is defined under the Israeli Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person's title, a director and any other manager directly subordinate to the general manager.

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received, during his or her tenure as an external director, direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Israeli Companies Law and the regulations promulgated thereunder. If, at the time of election of an external director, all other directors who are not the company's controlling persons or their relatives are of the same gender, the external director to be elected must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority, or
•	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed two percent (2%) of the aggregate voting rights in the company.

According to regulations promulgated under the Israeli Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. A director with “accounting and financial expertise” is a director that due to his or her education, experience and skills has a high expertise and understanding in financial and accounting matters and financial statements, in such a manner which allows him to deeply understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have “professional qualifications” if he or she either (i) has an academic degree in economics, business management, accounting, law or public service, (ii) has an academic or other degree or has completed other higher education, all in the field of business of the company or relevant for his/her position, or (iii) has at least five years experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company's primary field of business; or (c) a senior position in public administration or service. Our board of directors has determined that Ms. Iris Yahal and Mr. Eli Zamir have the requisite professional qualifications and expertise as required of our external directors under the Companies Law.

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

The initial term of an external director is three years and may be extended by the general meeting of shareholders, for up to two additional three year terms, provided that (i) his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company's voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, provided that the external director and certain of his or her related parties meet additional independence requirements; or (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director. In March 2013, Mr. Zamir and Ms. Yahal were appointed as our external directors, each to hold office until March 2016. In accordance with the regulations under the Companies Law (Relief for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel, 2000), dual listed companies, like us, whose securities are listed on the NASDAQ Global Select Market or one of a number of other non-Israeli stock exchanges, may re-appoint an external director for additional three-year terms, in excess of the nine years as described above, if the audit committee and the board of directors confirm that, due to the expertise and special contribution of the external director to the work of the board and its committees, his or her re-appointment is in the best interests of the company. The same special majority is required for election of the external director for each additional three-year term.

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

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control, including engagement to serve as an executive officer or director of the company or a company controlled by its controlling shareholder or employment by, or providing services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

Qualifications of Directors Generally Under the Companies Law

Under the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors (not merely external directors) who must have accounting and financial expertise (according to the same criteria described above with respect to external directors under “—External Directors Under the Companies Law”). In accordance with the Companies Law, the determination of the board should be based on, among other things, the type of the company, its size, the volume and complexity of its activities and the number of directors. Based on the foregoing considerations, our board determined that the number of directors with financial and accounting expertise in our company shall not be less than one. As described above under “—External Directors Under the Companies Law,” currently Ms. Iris Yahal has been determined by the board to possess such accounting and financial expertise.

Unaffiliated Directors Under the Companies Law

Under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. An “unaffiliated director” is defined as an external director or a director who meets the following criteria:

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

Audit Committee

In addition to the foregoing requirement with respect to the majority of its members being unaffiliated directors, the Companies Law requires public companies such as ours to appoint an audit committee, comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The chairman of the board of directors, or any director employed by or otherwise providing services on a regular basis to the company or to a controlling shareholder or any entity controlled by a controlling shareholder, may not be a member of the audit committee. Under the Companies Law, our audit committee is responsible for (i) determining whether there are deficiencies in the business management practices of the company, including in consultation with the company’s internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices, (ii) determining whether to approve certain related party transactions , including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material, (iii) establishing the approval process (including, potentially, the approval of the audit committee) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (iv) where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board and propose amendments thereto, (v) examining the company's internal controls and internal auditor's performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the company's special needs and size), (v) examining the scope of the company's auditor's work and compensation and submitting a recommendation with respect thereto to the the board of directors or the general meeting of shareholders, depending on which of them is considering the appointment of our auditor and (vi) establishing procedures with respect to the handling of company employees' complaints as to the management of the company's business and the protection to be provided to such employees. In compliance with regulations under the Companies Law, our audit committee also approves our financial statements, thereby fulfilling the requirement that a board committee provide such approval. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, or take any other action required under the Companies Law, unless at the time of approval a majority of the committee’s members are present, of whom a majority consist of unaffiliated directors and at least one of them is an external director.

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

Our audit committee consists of our two external directors, Mr. Eli Zamir and Ms. Iris Yahal, as well as Ms. Dafna Cohen. Each of Mr. Zamir, Ms.Yahal and Ms. Cohen qualifies as an independent director under both the NASDAQ listing rules and Rule 10A-3 of the Exchange Act. The board has furthermore determined that Ms. Cohen is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert.”

Compensation Committee and Compensation Policy

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the NASDAQ Global Select Market, and who do not have a controlling shareholder, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company's securities are traded. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Israeli Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee.

The duties of the compensation committee include the recommendation to the company's board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company's board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company's shareholders, which approval requires what we refer to as a Special Majority Approval for Compensation. A Special Majority Approval for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company's aggregate voting rights. We adopted a compensation policy during 2013.

The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company's objectives, the company's business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company's risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the knowledge, skills, expertise and accomplishments of the relevant office holder;
•	the office holder's roles and responsibilities and prior compensation agreements with him or her;
•	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;
•	the impact of disparities in salary upon work relationships in the company;

•	the possibility of reducing variable compensation at the discretion of the board of directors;
•	the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and
•	as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company's performance during that period of service, the person's contribution towards the company's achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

•	the link between variable compensation and long-term performance and measurable criteria;
•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;
•	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company's financial statements;
•	the minimum holding or vesting period for variable, equity-based compensation; and
•	maximum limits for severance compensation.

The compensation committee is responsible for (a) recommending the compensation policy to a company's board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company's office holders as well as functions previously fulfilled by a company's audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

•	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);
•	recommending to the board of directors periodic updates to the compensation policy;
•	assessing implementation of the compensation policy; and
•	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the compensation committee, which include:

•	the responsibilities set forth in the compensation policy;
•	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and
•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Our compensation committee consists of our two external directors, Mr. Eli Zamir and Ms. Iris Yahal, as well as Ms. Dafna Cohen. Each of the members of our compensation committee qualifies as an independent director under the NASDAQ listing rules.

Internal Auditor

Under the Companies Law, the board of directors is required to appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an interested party (i.e., a holder of 5% or more of the voting rights in the company or of the issued share capital, the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors), or a relative of an office holder or of an interested party. In addition, the company’s independent auditor or its representative may not serve as the company’s internal auditor.

NASDAQ Exemptions for a Foreign Private Issuer

We are a foreign private issuer within the meaning of NASDAQ listing rule 5005(a)(18), since we are incorporated in Israel and we meet the other criteria set forth for a “foreign private issuer” under Rule 3b-4(c) under the Exchange Act. Therefore, pursuant to NASDAQ listing rule 5615(a)(3), we may follow home country practice in lieu of certain provisions of the NASDAQ listing rule 5600 series and certain other NASDAQ listing rules. Please see “Item 16G. Corporate Governance” below for a description of the manner in which we rely upon home country practice in lieu of complying with certain NASDAQ listing rules.

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

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2013 was approximately $118,000.

Indemnification of Office Holders. Our articles provide that we may indemnify an office holder in respect of an obligation or expense imposed on or expended by an office holder in respect of an act performed in his capacity as an office holder as specified below:

(i)	a financial obligation imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

(ii)	reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him, and either (i) concluded without the imposition of any financial liability in lieu of criminal proceedings; or (ii) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent;

(iii)	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings instituted against him by another person, or in a criminal charge from which he was acquitted or in any criminal proceedings of a crime which does not require proof of criminal intent;
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
(v)	payments made by the office holder to an injured party for damages suffered under Section 52(54)(a)(1)(a) of the Securities Law.

We may undertake to indemnify an office holder as aforesaid, (a) prospectively, provided that in respect of (i) above, the undertaking is limited to categories of events that in the opinion of our board of directors are foreseeable in light of our actual operations at the time that the undertaking to indemnify is given, and to the amounts or criteria that our board of directors deems reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, but in any event no more than 25% of Formula’s shareholders equity according to its most recent financial statements as of the date of the actual payment of indemnification; and (b) retroactively.

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

We have entered into undertakings to indemnify our office holders in specified limited categories of events and in specified amounts, subject to the limitations set by the Companies Law and our articles, as described above. For more information, see “Item 7.B. Related Party Transactions – Indemnification of Office Holders.”

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

The table below sets forth the average number of employees employed by us, as allocated (i) among our three significant subsidiaries and (ii) by geographical area of employment, during each of the last three fiscal years:

	2013	2012	2011
Matrix	6,518	6,500	6,000
Magic Software	1,302	1,006	978
Sapiens	938	791	688
Total	8,758	8,297	7,666

	2013	2012	2011
In Israel	7,110	7,007	6,278
In Europe	461	390	319
In the United States and Canada	1,107	735	894
South Africa	29	34	41
In Asia	141	131	134
Total	8,758	8,297	7,666

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

As of April 25, 2014, none of our directors or officers owned any shares of our company (whether actual ordinary shares or shares issuable upon exercise of options), except for Mr. Guy Bernstein, our Chief Executive Officer, as described below. None of the ordinary shares beneficially owned by Mr. Bernstein has voting rights different from those possessed by other holders of Formula’s ordinary shares.

At the current time, to our best knowledge, Mr. Guy Bernstein owns 260,040 of Formula’s ordinary shares, and furthermore holds the above 1,122,782 shares, which were granted to him in March 2012 (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer”) and of which as of April 25, 2014, 315,782 are vested and the remainder are subject to restrictions.

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

Of the options available for grant under the 2008 Plan, we granted, in January 2009, options to purchase 396,000 ordinary shares to our Chief Executive Officer, each exercisable at an exercise price of NIS 0.01. (Please see “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of that grant.) As of April 30, 2014, options to purchase 4,000 shares remain available for future grants under the 2008 Plan.

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

In March 2012, our board of directors increased the amount of ordinary shares reserved for issuance under the 2011 Share Incentive Plan by 1,200,000 shares

Of the options available for grant under the 2011 Plan, we approved the grant, in March 2011, of options to purchase 543,840 ordinary shares to our Chief Executive Officer, each to be exercisable for no consideration and, in March 2012, we approved the grant of options to purchase 1,122,782 ordinary shares to our Chief Executive Officer, each to be exercisable for NIS 0.01 per share. (Please see “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of that grant.) As of April 30, 2014, options to purchase 78,378 shares remain available for future grants under the 2011 Plan.

Option Plans of Our Subsidiaries

Our subsidiaries generally have share option plans pursuant to which qualified directors, employees and consultants may be granted options for the purchase of securities of the subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of Formula’s ordinary shares as of April 25, 2014 by each person known to us to be the beneficial owner of 5% or more of Formula’s ordinary shares based on information provided to us by our shareholders or disclosed in public filings with the SEC. Percentages expressed in the below table are based on 14,718,782 ordinary shares outstanding as of April 25, 2014 (which includes ordinary shares subject to restrictions and repurchase by us). Ordinary shares represented by ADSs are included both in the number of our outstanding ordinary shares and in determining the beneficial ownership of any particular shareholder or group of shareholders. None of the holders of the ordinary shares listed in the below table has voting rights different from other holders of Formula’s ordinary shares. Except where indicated otherwise, we believe, based on information furnished by these owners, that each of the beneficial owners of Formula’s shares listed below has sole investment and voting power with respect to such shares.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)
Asseco Poland S.A. (3)	6,823,602		46.36%
Menora Mivtachim Holdings Ltd.(4)	746,470	(4)	5.1%
Clal Insurance Enterprises Holdings Ltd.(5)	1,087,074	(5)	7.4%
All directors and executive officers as a group (6 persons)	575,822	(6)	3.9%

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 14,718,782 ordinary shares issued and outstanding as of April 25, 2014.

(3)	Based on the Schedule 13D filed by Asseco with the SEC on December 6, 2010. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Menora Mivtachim Holdings Ltd., or Menora Holdings, is a holding company publicly-traded on the TASE. 61.986% of Menora Holdings’ outstanding shares are held directly and indirectly by the family of Menachem Gurevitch, 2.76% are held by other affiliates of Menora Holdings and 38.135% are publicly held. Such ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Menora Holdings, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(5)

Clal Insurance Enterprises Holdings Ltd., referred to as Clal Insurance, is publicly traded on the TASE. Pursuant to Amendment No. 8 to Schedule 13G filed on February 14, 2014, all of the 1,087,074 ordinary shares reported as beneficially owned by Clal Insurance are held for members of the public through, among others, provident funds, mutual funds, pension funds, index-linked securities and insurance policies, which are managed by subsidiaries of Clal Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(6)	In April 2010, Guy Bernstein, the Company's Chief Executive Officer, exercised options to purchase 260,040 ordinary shares previously granted to him, in connection with his service agreement. In accordance with the terms of the grant, all 260,040 ordinary shares are currently deposited with a trustee and Mr. Bernstein is not permitted to vote or dispose of them until the shares are released from the trust, upon Mr. Bernstein’s request. Furthermore, in March 2012, concurrently with the amendment and extension of Mr. Bernstein’s service agreement, we approved a grant of options to him, exercisable for 1,122,782 ordinary shares, subject to certain vesting conditions. In June 2013, all 1,122,782 options were exercised into shares however they have been deposited per the grant agreement with a trustee. In accordance with the terms of that second option grant, the shares issuable upon exercise of the option will be deposited with a trustee and our Chief Executive Officer will not be permitted to vote or dispose of them until the shares are released from the trust, as described in the grant letter. As of April 25, 2014, 315,782 of such ordinary shares have vested and may be released to Mr. Bernstein upon his request. Because of the foregoing limitations on voting and investment power, other than the 575,822 which may be released to Mr. Bernstein on request, none of the ordinary shares held by Mr. Bernstein are deemed to be beneficially owned by him. Besides Mr. Bernstein, none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options).

As of April 25, 2014, 14,718,782 ordinary shares were issued and outstanding, which excludes 24,780 ordinary shares that we purchased during 2002 and 543,840 that we purchased during 2011. On April 25, 2014, we had two shareholders of record, one of which was a United States record holder. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders (including shares represented by ADSs) are recorded in the name of our Israeli share registrar, Israel Discount Bank Limited’s registrar company. All of our ordinary shares (including shares represented by ADSs) have equal voting rights. However, under applicable Israeli law, the shares that we have repurchased and currently hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

As of April 25, 2014, 510,715 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York Mellon, representing approximately 5.7% of our ordinary shares. As of that date, there were approximately 24 registered holders of our ADSs, of whom 21 record holders were United States residents. Such number of record holders is not representative of the actual number of beneficial holders of our ADSs in the United States.

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

Office Holders’ Insurance

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium Formula paid during 2013 was approximately $118,000.

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

Export Sales

In 2013, 34% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see “Item 4.—Information on the Company— Business Overview— Geographical Distribution of Revenues.”

Legal Proceedings

In August 2009, a software company and one of its owners filed an arbitration proceeding against Magic Software and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in the amount of approximately NIS 52 million (approximately $15 million). The arbitrator determined that both Magic Software and its subsidiary breached the non-disclosure agreement. Closing summaries regarding damages have been filed by both parties, but the arbitrator has not yet rendered his ruling. In June 2011, the plaintiffs filed a motion to allow them to amend the claim by adding new causes of action and increasing the damages claimed in the lawsuit by approximately NIS 238 million (approximately $69 million), based on new arguments. Following discussions, the arbitrator rejected the motion and determined that if the plaintiffs wish to claim the additional damages (and the additional causes of action) they should do so in a separate legal proceeding. To date, the plaintiffs have not filed an additional lawsuit. We recorded an accrual to cover damages to be awarded, if any, based on the conclusions of the financial expert opinion that Magic Software filed in the arbitration proceedings At this time, given the multiple uncertainties involved and in large part to the highly speculative nature of the damages sought by the plaintiff and the wide discretion given to the arbitrator in quantifying and awarding damages, we are unable to estimate the amount of the probable loss, if any, to be recognized or whether our accrual will be sufficient to cover the damages that may be awarded. . An unfavorable decision as to damages, or the initiation of new proceedings against Magic Software by the plaintiffs could adversely affect our results of operations and financial condition.

Other than the foregoing, we are not involved in any proceedings in which any of our directors, members of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries. Other than the foregoing, we are also not involved in any proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability, except as described below.

From time to time, we are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. We apply ASC 450, “Contingencies,” and accrue a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in the determination of both the probability and as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. We intend to vigorously defend ourselves against the above claims, and we generally intend to vigorously defend any other legal claims to which we are subject. While for most litigation, the outcome is difficult to determine, to the extent that there is a reasonable possibility that the losses to which we may be subject could exceed the amounts (if any) that it has already accrued, we attempt to estimate such additional loss, if reasonably possible, and disclose it (or, if it is an immaterial amount, indicate accordingly). The aggregate provision that we have recorded for all other legal proceedings (other than the particular material proceeding described above) is not material. Furthermore, in respect of our ordinary course legal, administrative and regulatory proceedings (i.e., other than the particular material proceeding described above), we estimate, in accordance with the procedures described above, that as of the current time there is no reasonable possibility that we will incur material losses exceeding the non-material amounts already recognized.

Dividend Policy

Under Formula’s dividend policy adopted by its board of directors, sums that are not planned to be used for investments in the near future may be distributed to its shareholders as a cash dividend, to the extent that our performance allows such distribution. In the three most recent fiscal years, Formula has made the following distributions:

In December 2013, Formula declared a cash dividend of $0.31 per share. The dividend was distributed to its shareholders in February 2014. The aggregate amount distributed by Formula was approximately $4.6 million.

In July 2013, Formula distributed to its shareholders a cash dividend of $0.37 per share. The aggregate amount distributed by Formula was approximately $5.4 million.

In June 2011, Formula distributed to its shareholders a cash dividend of $0.71 per share. The aggregate amount distributed by Formula was approximately $10 million.

In September 2012, Magic Software’s board of directors also adopted a policy for distributing dividends, under which Magic Software will distribute a dividend of up to 50% of its annual distributable profits each year, subject to any applicable law. It is possible that Magic Software’s board of directors will decide, subject to the conditions stated above, to declare additional dividend distributions. Magic Software’s board of directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions or determine not to distribute a dividend.

In August 2010, Matrix board of directors decided to change Matrix dividend distribution policy whereby every year, Matrix will distribute a dividend at a rate of 75% (instead of 50% before) of its annual net income. The dividend will be distributed on a quarterly basis.

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

Price Range of Ordinary Shares

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars. U.S. dollar per ordinary share amounts are calculated using the U.S. dollar representative rate of exchange as reported by the Bank of Israel on each respective date.

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2014 (through April 25, 2014)	114.10	86.87	33.79	24.02
2013	94.99	57.89	26.64	16.22
2012	69.21	54.41	17.88	13.55
2011	75.57	65.61	19.78	17.17
2010	68.45	40.21	17.92	10.53
2009	44.12	15.78	11.56	4.13

Quarterly:
Second Quarter 2014 (through April 25, 2014)	114.10	101.20	33.79	29.44
First Quarter 2014	107.90	86.87	31.03	24.02
Fourth Quarter 2013	94.99	80.23	26.64	21.79
Third Quarter 2013	91.90	80.05	25.46	21.70
Second Quarter 2013	83.5	68.29	22.80	19.07
First Quarter 2013	71.17	57.89	19.50	16.22
Fourth Quarter 2012	65.50	57.52	16.99	14.50
Third Quarter 2012	65.00	54.41	16.41	13.55
Second Quarter 2012	69.21	57.56	17.88	14.73
First Quarter 2012	64.14	56.99	17.23	14.77
Fourth Quarter 2011	62.44	46.07	16.34	12.06
Third Quarter 2011	63.40	43.94	16.60	11.50
Second Quarter 2011	69.33	55.18	18.14	14.44

Most Recent Six Months:
April 2014	114.10	101.20	33.79	29.44
March 2014	107.90	93.06	31.03	26.41
February 2015	95.79	86.87	27.23	24.70
January 2014	98.99	88.00	28.23	24.02
December 2013	88.98	80.23	26.50	21.79
November 2013	94.99	83.73	26.64	23.67

Price Range of American Depositary Shares

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the NASDAQ Global Select Market in U.S. dollars.

	U.S.$
	Price Per ADS
	High	Low
Annual:
2014 (through April 25, 2014)	33.79	24.02
2013	26.64	16.22
2012	17.88	17.04
2011	20.49	11.14
2010	18.92	10.82
2009	12.10	3.59

Quarterly:
Second Quarter 2014 (through April 25, 2014)..	33.79	29.44
First Quarter 2014	31.03	24.02
Fourth Quarter 2013	26.64	21.79
Third Quarter 2013	25.46	21.70
Second Quarter 2013..	22.80	19.07
First Quarter 2013	19.50	16.29
Fourth Quarter 2012	16.99	15.06
Third Quarter 2012	16.23	16.21
Second Quarter 2012	17.88	17.04
First Quarter 2012	17.23	16.92
Fourth Quarter 2011	16.78	12.29
Third Quarter 2011	18.25	11.14
Second Quarter 2011	19.95	16.06

Most Recent Six Months:
April 2014	33.79	29.44
March 2014	31.03	26.41
February 2014	27.23	24.70
January 2014	28.23	24.02
December 2013	26.50	21.79
November 2013	26.64	23.67

B.	Plan of Distribution

Not applicable.

C.	Markets

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

We are registered with the Israeli Companies Registrar under the number 52-003669-0. Our objects are specified in our memorandum of association. These objects include:

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

Under the Companies Law and our articles, we must hold an annual general meeting of our shareholders once a year with a maximum period of fifteen months between the meetings, while under NASDAQ listing rule 5620(a), we must hold the meeting within one year after our fiscal year-end (which is December 31st). All meetings of shareholders other than annual general meetings are considered special general meetings. Our board of directors may call a special general meeting whenever it decides it is appropriate. In addition, shareholders representing 5% of the outstanding share capital may require the board of directors to call a special general meeting. Under our articles, the quorum required for a general meeting of shareholders consists of two or more holders present in person or by proxy who hold or represent at least 25% of the voting power. We have opted out of the NASDAQ listing rule 5620(c) requirement that a quorum must constitute at least 33.33% of our outstanding share capital (see “Item 16G. Corporate Governance” below). A meeting adjourned for a lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting may decide with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. At the reconvened meeting, if a quorum is not present within one-half hour from the time designated for holding the meeting, the required quorum will consist of two shareholders present in person or by proxy, regardless of the percentage of our outstanding ordinary shares or voting power held by them.

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

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. An interested office holder's disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest, as defined under the Companies Law, includes any personal interest held by the office holder’s spouse, siblings, parents, grandparents or descendants; spouse’s descendants, siblings or parents; and the spouses of any of the foregoing, and also includes any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter.

Under the Companies Law, an extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company's articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of his or her duty of loyalty. However, a company may not approve a transaction or action that is not in the company's interest or that is not performed by the office holder in good faith. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company's audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company's compensation committee, then by the company's board of directors. If such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company's stated compensation policy, or if the office holder is the chief executive officer (apart from a number of specific exceptions), then such arrangement is further subject to a Special Majority Approval for Compensation. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders by ordinary majority, in that order, and under certain circumstances, a Special Majority Approval for Compensation.

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

The summary does not address all of the tax consequences that may be relevant to all holders of our ordinary shares and ADSs in light of each holder’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of our ordinary shares and ADSs should consult their own tax adviser as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares and ADSs. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal adviser.

Israeli Taxation Considerations for Our Shareholders

Tax Consequences Regarding Disposition of Our ADSs or Ordinary Shares

Israeli law generally imposes a capital gain tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Israeli Resident Individuals

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20% unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such a shareholder is considered a substantial shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a company director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal rates applicable to business income (up to 48% in 2013).

Notwithstanding the foregoing, pursuant to the Law for Change in the Tax Burden (Legislative Amendments) (Taxes), 2011, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a substantial shareholder at any time during the 12-month period preceding the sale and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gain tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% or 30%).

Israeli Resident Corporations.

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate was 25% in 2012 and 2013 and from 2014and onwards is 26.5%.

Non-Israeli Residents

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate tax rate (25% in 2013 and 26.5% as of 2014) or, if derived by an individual, at the rate of 25% (for assets other than shares that are listed on stock exchange – 20% for the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on stock exchange – 25% with respect to the portion of the gain generated up to December 31, 2011), if generated from the sale of an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2013).

Notwithstanding the foregoing, shareholders that are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gain tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not derived through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of 25% or more in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such an exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, a sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, which we refer to as the U.S-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale, exchange or disposition; (ii) the shareholder, if an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gain arising from such sale is attributable to a permanent establishment of the shareholder which is maintained in Israel. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Treaty does not provide such credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares and ADSs (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a substantial shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15% (and 20% with respect to Preferred Enterprise), subject to certain conditions. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Israeli Resident Corporations. Generally, Israeli resident corporations are generally exempt from Israeli corporate tax on the receipt of dividends paid on our ordinary shares and ADSs. However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise or Benefited Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period.

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for publicly traded shares, like our ordinary shares and ADSs, at the rate of 25% or 30% (if the dividend recipient is a substantial shareholder, at the time of distribution or at any time during the preceding 12-month period), or 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise (and 20% with respect to a Preferred Enterprise). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a substantial shareholder or not), unless a reduced rate is provided under an applicable tax treaty. Under the U.S-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares and ADSs who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved, Benefited or Preferred Enterprises, as applicable, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporate shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Benefitted Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 811,560 for 2014, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2013.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2013. We currently expect that we will not be a PFIC for 2014. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our ordinary shares and ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares and ADSs in the event that we qualify as a PFIC.

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

Formula is subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports with the SEC, including annual reports on Form 20-F by April 30 each year (as of 2014). In the case of our annual report for the 2011 and 2012 fiscal year, we have availed ourselves of a 15 day extension to such April 30 deadline in accordance with Rule 12b-25 under the Exchange Act. In addition, we furnish interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K certain other material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. You may inspect without charge and copy at prescribed rates such material at the public reference facilities maintained by the SEC, at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate and Currency Exchange Rate Fluctuations; Impact of Inflation

In light of the nature of our activities, we invest our cash and cash equivalents primarily in short-term and long-term deposits. As of December 31, 2013, substantially all of the cash that we held was invested in dollar accounts bearing interest based on LIBOR, Euro accounts and NIS accounts bearing interest based on the Israeli prime rate. Given the current low interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings from our financial assets would be negligible, holding other variables constant.

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

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

An increase of 10% in the value of the NIS relative to the dollar in the year ended December 31, 2013 would have resulted in a net decrease in the dollar reporting value of our operating income of $4.4 million for 2013 and an increase in the dollar reporting value of our total revenues of $58.6 million for that year, due primarily to the adverse impact to the profitability of our proprietary software products segment resulting from such an increase which would outweigh the decrease in dollar value of software services revenues earned in NIS. On the other hand, a 10% decrease in value of the NIS relative to the dollar in the year ended December 31, 2013 would have caused a net increase in the dollar reporting value of our operating income of less than $3.7 million for 2013 and a decrease in the dollar reporting value of our total revenues of $47.9 million for that year, due primarily to the favorable effect on the profitability of our proprietary software products segment which would outweigh the reduction in dollar value of mainly the services revenues earned in NIS.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2013. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2013.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, our management concluded that, as of December 31, 2013, our internal control over financial reporting was effective.

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

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm in Israel, which has audited our financial statements for the year ended December 31, 2013 that are included in this annual report, has issued an attestation report on our management's assessment of our internal control over financial reporting as of December 31, 2013.

(c) Attestation Report of the Registered Public Accounting Firm. The attestation report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm in Israel, on our management's assessment of our internal control over financial reporting as of December 31, 2013 is provided on page F-3, as included under Item 18 of this annual report.

(d) Changes in Internal Control Over Financial Reporting. Based on the evaluation conducted by it, with the participation of our Chief Executive Officer and Chief Financial Officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2013, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Dafna Cohen, who serves on the audit committee of our board of directors, qualifies as our “audit committee financial expert,” as defined under the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics, or code of ethics, applicable to Formula’s Chief Executive Officer and Chief Financial Officer (who also serves as its principal accounting officer) and any person performing similar functions, as well as to its directors and other employees. A copy of the code of ethics is available to all of Formula’s employees, investors and others without charge, upon request to the following address: Formula Systems (1985) Ltd., 5 Haplada St., Or Yehuda 60218, Israel, Attn: Chief Executive Officer.

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

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions with respect to its requirements described in the above paragraph will be publicly disclosed by us via a report on Form 6-K in accordance with the regulations of the SEC. No such amendment has been adopted, nor waiver provided, by us during the fiscal year ended December 31, 2013.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (which we refer to as Kost Forer), for the years ended December 31, 2013 and December 31, 2012, respectively:

	2012	2013
	(U.S. dollars in thousands)
Audit Fees(1)	1,033	1,187
Audit-Related Fees(2)	8	24
Tax Fees(3)	388	319
All Other Fees	10	-
Total	1,439	1,530

(1)	The audit fees for the years ended December 31, 2013 and 2012 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiary and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.
(2)	Audit-related fees for the year ended December 31, 2013 and 2012 relate to due diligence services performed in connection with our acquisitions, stock options and value added tax (VAT) related matters.
(3)	Tax fees for the years ended December 31, 2013 and 2012 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for the oversight of our (and our subsidiaries’) independent auditor’s work. Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services that exceed general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

During 2012 and 2013, all audit and non-audit services were pre-approved by our audit committee in accordance with the policy and procedures.

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

ITEM 16H. MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted on the pages below:

Report of Independent Registered Public Accounting Firm	F-3-F-5
Consolidated Balance Sheets at December 31, 2013 and 2012	F-6-F-7
Consolidated Statements of Income for the Years Ended December 31, 2013, 2012 and 2011	F-8
Consolidated Statements of Comprehensive Income	F-9
Statements of Changes in Equity for the Years Ended December 31, 2013, 2012 and 2011	F-10-F-11
Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2012 and 2011	F-12-F-15
Notes to Consolidated Financial Statements	F-16-F-74

ITEM 19. EXHIBITS

Exhibit No.

1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan and amendment*
8	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kaiserer, a member of Ernst & Young Global*
15.2	Consent of Levy Cohen and Co.*
15.3	Consent of Levy Cohen and Co.*
15.4	Consent of Levy Cohen and Co.*
15.5	Consent of KDA Audit Corporation*
101	The following financial information from Formula Systems (1985) Ltd.’s annual report on Form 20-F for the year ended December 31, 2013 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2012 and 2013; (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2012 and 2013; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012 and 2013; (iv)Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2012 and 2013; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

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

FORMULA SYSTEMS (1985) LTD.

By:	/s/Guy Bernstein	April 30, 2014
	Guy Bernstein	Date
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan and amendment*
8	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kasierer, A Member of Ernst & Young Global*
15.2	Consent of Levy Cohen and Co. *
15.3	Consent of Levy Cohen and Co. *
15.4	Consent of Levy Cohen and Co. *
15.5	Consent of KDA Audit Corporation*
101	The following financial information from Formula Systems (1985) Ltd.’s annual report on Form 20-F for the year ended December 31, 2013 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2012 and 2013; (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2012 and 2013; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012 and 2013; (iv)Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2012 and 2013; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

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

AS OF DECEMBER 31, 2013

FORMULA SYSTEMS (1985) LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Reports of Independent Registered Public Accounting Firm	F-3 - F-5

Consolidated Balance Sheets	F-6 - F-7

Consolidated Statements of Income	F-8

Consolidated Statements of Comprehensive Income	F-9

Statements of Changes in Equity	F-10 - F-11

Consolidated Statements of Cash Flows	F-12 - F-15

Notes to Consolidated Financial Statements	F-16 - F-74

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCUNTING FIRM

To the Board of Directors and the Shareholders of

FORMULA SYSTEMS (1985) LTD.

We have audited the accompanying consolidated balance sheets of Formula Systems (1985) Ltd. and its subsidiaries (the "Company") as of December 31, 2012 and 2013 and the related consolidated statements of income, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 1% as of each of December 31, 2012 and 2013, and total revenues of 3% for each of the years ended December 31, 2011, 2012 and 2013, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2013 and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2014 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer
April 30, 2014	KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

FORMULA SYSTEMS (1985) LTD.

We have audited Formula Systems (1985) Ltd.'s ("Formula" or the "Company") internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years ended December 31, 2011, 2012 and 2013, respectively, and our report dated April 30, 2014 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer
April 30, 2014	KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$111,238	$82,123
Marketable securities (Note 4)	14,866	17,956
Short-term deposits	-	672
Trade receivables (net of allowances for doubtful accounts of $ 4,033 and $ 5,066 as of December 31, 2012 and 2013, respectively)	201,886	201,144
Other accounts receivable and prepaid expenses (Note 17a)	38,863	34,609
Inventories	2,149	2,407

Total current assets	369,002	338,911

LONG-TERM RECEIVABLES:
Marketable Securities (Note 4)	331	520
Deferred taxes (Note 16e)	13,618	13,152
Prepaid expenses and other accounts receivable	5,285	8,761

Total long-term receivables	19,234	22,433

INVESTMENTS IN AFFILIATED COMPANIES (Note 6)	3,022	161,501

SEVERANCE PAY FUND	66,799	68,148

PROPERTY, PLANTS AND EQUIPMENT, NET (Note 7)	21,459	19,408

INTANGIBLE ASSETS, NET (Note 9)	75,260	39,643

GOODWILL (Note 8)	326,860	227,434

Total assets	$881,636	$877,478

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2012	2013
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Liabilities to banks (Note 17b)	$23,607	$35,636
Debentures (Note 11)	15,735	-
Trade payables	51,943	52,645
Deferred revenue	33,998	28,454
Dividend payable	-	4,565
Employees and payroll accrual	62,089	54,365
Other accounts payable (Note 17c)	30,830	22,853
Liabilities in respect of business combinations	5,808	12,452

Total current liabilities	224,010	210,970

LONG-TERM LIABILITIES:
Liabilities to banks and others (Note 10)	64,659	62,447
Deferred taxes (Note 16e)	7,984	8,157
Deferred revenue	1,346	4,990
Liability in respect of business combinations	9,293	2,871
Liability in respect of capital lease	1,733	1,418
Accrued severance pay	81,832	81,258

Total long-term liabilities	166,847	161,141

COMMITMENTS AND CONTINGENCIES (Note 14)

REDEEMABLE NON-CONTROLLING INTEREST (Note 2d)	22,117	23,529

EQUITY (Note 15):
Formula Systems (1985) equity:
Share capital:
Ordinary shares of NIS 1 par value -
Authorized: 25,000,000 shares at December 31, 2012 and 2013;
Issued: 14,164,620 and 15,287,402 at December 31, 2012 and 2013, respectively.
Outstanding: 13,596,000 and 14,718,782 at December 31, 2012 and 2013, respectively	3,876	4,181
Additional paid-in capital	132,767	132,325
Accumulated earnings	115,778	186,754
Accumulated other comprehensive loss	(7,095)	(816)
Treasury shares (568,620 shares as of December 31, 2012 and 2013)	(259)	(259)

Total Formula Systems (1985) shareholders’ equity	245,067	322,185
Non-controlling interests	223,595	159,653

Total equity	468,662	481,838

Total liabilities, redeemable non-controlling interest and equity	$881,636	$877,478

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2011	2012	2013
Revenues (Note 17g):
Proprietary software products and related services	$91,288	$164,173	$179,400
Software services	549,329	580,558	617,274

Total revenues	640,617	744,731	796,674

Cost of revenues:
Proprietary software products and related services	38,805	83,784	96,180
Software services	454,081	481,019	506,900

Total cost of revenues	492,886	564,803	603,080

Gross profit	147,731	179,928	193,594
Research and development costs, net	5,148	12,349	14,168
Selling, marketing, general and administrative expenses	93,340	110,758	117,877
Other expenses (income), net (Note 17e)	(207)	(174)	14

Operating income	49,450	56,995	61,535
Financial expenses, net (Note 17d)	(6,500)	(6,672)	(6,236)

Income before taxes on income	42,950	50,323	55,299
Taxes on income (Note 16g)	5,689	6,583	8,926

	37,261	43,740	46,373

Equity in gains (losses) of affiliated companies, net (Note 6)	25,870	3,744	60,683

Net income	63,131	47,484	107,056

Change in redeemable non-controlling interests	-	(967)	1,735
Net income attributable to non-controlling interests	20,169	24,421	24,336

Net income attributable to Formula Systems (1985) shareholders	$42,962	$24,030	$80,985

Net earnings per share attributable to Formula Systems (1985) Shareholders (Note 17h)

Basic	$3.17	$1.78	$5.90

Diluted	$3.11	$1.72	$5.70

Shares used in computing earnings per share (Note 17h):

Basic	13,513,500	13,596,000	13,724,652

Diluted	13,669,297	13,789,766	14,122,779

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013

Net income	$63,131	$47,484	$107,056

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(17,948)	5,744	12,911
Unrealized gain (loss) from derivative instruments, net	(55)	29	143
Unrealized gain (loss) from available-for-sale securities, net	(192)	(56)	170
Realized gain (loss) from derivative instruments, net	32	-	-
Realized loss (gain) from available-for-sale securities	714	669	-

Total other comprehensive income (loss), net of tax	(17,449)	6,386	13,224

Total Comprehensive income	45,682	53,870	120,280

Comprehensive income attributable to redeemable non-controlling interests	-	(1,021)	1,735

Comprehensive income attributable to non-controlling interests	14,419	25,607	31,281

Comprehensive income attributable Formula Systems (1985) shareholders	$31,263	$29,284	$87,264

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other		Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	income (loss)	shares (cost)	interests	Equity

Balance as of January 1, 2011	13,596,000	$3,807	$136,222	$58,441	$(596)	$(259)	$136,769	$334,384

Net Income	-	-	-	42,962	-	-	20,169	63,131
Other comprehensive income (loss)	-	-	-	-	(11,699)	-	(5,750)	(17,449)
Stock-based Compensation expenses (Note 12a)	-	-	2,120	-	-	-	2,503	4,623
Exercise of employees stock options (Note 12a)	543,840	226	(226)	-	-	-	-	-
Redemption of shares (Note 12a)	(543,840)	(157)	157	-	-	-	-	-
Non-controlling interests changes due to holding changes including exercise of employees stock options	-	-	(537)	-	-	-	(7,607)	(8,144)
Acquisition of non-controlling interests	-	-	(2,062)	-	-	-	(3,146)	(5,208)
Dividend to Formula's shareholders	-	-	-	(9,731)	-	-	-	(9,731)
Dividend to non- controlling interests in subsidiaries	-	-	-	-	-	-	(9,418)	(9,418)

Balance as of December 31, 2011	13,596,000	3,876	135,674	91,672	(12,295)	(259)	133,520	352,188

Net Income	-	-	-	24,030	-	-	24,421	48,451
Other comprehensive income	-	-	-	-	5,200	-	1,186	6,386
Stock-based Compensation expenses (Note 12a)	-	-	1,988	-	-	-	2,932	4,920
Non-controlling interests changes due to holding changes, including exercise of employees stock options and repurchase of shares by subsidiaries	-	-	(1,733)	-	-	-	(4,073)	(5,806)
Acquisition of non-controlling interests	-	-	(3,162)	-	-	-	76,475	73,313
Non-controlling interest as part of acquisitions	-	-	-	-	-	-	175	175
Return of prior year Formula’s shareholders’ dividend withheld tax	-	-	-	76	-	-	-	76
Dividend to non- controlling interests in subsidiaries	-	-	-	-	-	-	(11,041)	(11,041)

Balance as of December 31, 2012	13,596,000	$3,876	$132,767	$115,778	$(7,095)	$(259)	$223,595	$468,662

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other		Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	income (loss)	shares (cost)	interests	Equity

Balance as of January 1, 2013	13,596,000	$3,876	$132,767	$115,778	$(7,095)	$(259)	$223,595	$468,662

Net Income	-	-	-	80,985	-	-	24,336	105,321
Other comprehensive income	-	-	-	-	6,279	-	6,945	13,224
Stock-based Compensation expenses (Note 12a)	-	-	1,988	-	-	-	1,990	3,978
Exercise of employees stock options (Note 12a)	1,122,782	305	(302)	-	-	-	-	3
Non-controlling interests changes due to holding changes, including exercise of employees stock options and repurchase of shares by subsidiaries	-	-	(715)	-	-	-	(80,677)	(81,392)
Acquisition of non-controlling interests	-	-	(1,413)	-	-	-	(1,377)	(2,790)
Dividend to Formula's shareholders	-	-	-	(10,009)	-	-	-	(10,009)
Dividend to non- controlling interests in subsidiaries	-	-	-	-	-	-	(15,159)	(15,159)

Balance as of December 31, 2013	14,718,782	$4,181	$132,325	$186,754	$(816)	$(259)	$159,653	$481,838

	Year ended December 31,
	2011	2012	2013

Accumulated unrealized gain (loss) from available-for-sale securities	$(396)	$288	$468
Accumulated currency translation adjustments	(11,895)	(7,309)	(1,284)
Accumulated unrealized gain (loss) from derivative instruments	(4)	(74)	-

Accumulated other comprehensive loss	$(12,295)	$(7,095)	$(816)

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013

Cash flows from operating activities:

Net income	$63,131	$47,484	$107,056
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment of available for sale marketable securities	714	700	-
Gain derived from deconsolidation of subsidiary, consolidation of affiliate and equity in losses )gains) of affiliated companies	(25,870)	(3,744)	(60,684)
Depreciation and amortization	14,363	25,650	24,349
Changes in value of debentures	2,496	2,070	670
Increase (decrease) in accrued severance pay, net	3,025	(1,132)	(1,645)
Gain from sale of operation and subsidiaries	(630)	(136)	-
Loss (gain) from sale of property, plants and equipment	(2)	-	15
Stock-based compensation expenses	4,623	4,920	3,978
Changes in value of long term loans and deposits, net	133	360	21
Changes in deferred taxes, net	(3,798)	(485)	926
Change in liability in respect of business combinations	1,292	429	(845)
Loss (gain) from sale and decrease (increase) in value of marketable securities classified as trading	1,421	(376)	(472)
Realized gain from sale of available for sale securities	-	(31)	-
Changes in operating assets and liabilities:
Decrease (increase) in inventories	2,938	346	(128)
Increase in trade receivables	(21,795)	(1,674)	(6,451)
Decrease (increase) in other current and long-term accounts receivable	(9,924)	2,506	(9,113)
Increase (decrease) in trade payables	(10,584)	3,421	3,324
Increase (decrease) in other accounts payable and employees and payroll accrual	4,386	(7,448)	2,515
Increase (decrease) in deferred revenues	(86)	208	5,035

Net cash provided by operating activities	$25,833	$73,068	$68,551

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013
Cash flows from investing activities:

Payments for business acquisitions, net of cash acquired (Appendix C)	$(40,188)	$(20,047)	$(13,253)
Purchase of controlling interest in an affiliated company, net of cash acquired (Appendix D)	-	14,052	-
Changes due to deconsolidation and realization of investments in previously-consolidated subsidiaries (Appendix E)	(16,599)	-	(31,105)
Proceeds from sale of activity in a consolidated company	-	136	-
Changes in restrictions on short term deposit	-	-	(193)
Purchase of property and equipment	(8,907)	(4,994)	(6,868)
Proceeds from sale of (investment in) marketable securities, net	21,500	2,507	(1,519)
Proceeds from sale of property, plants and equipment	43	-	102
Investment in and loans to affiliates and other companies	(8,765)	(364)	-
Changes in short term deposits, net	(5,179)	5,235	(597)
Capitalization of software development and other costs	(9,744)	(8,433)	(9,899)

Net cash used in investing activities	(67,839)	(11,908)	(63,332)

Cash flows from financing activities:

Exercise of employees stock options in subsidiaries	890	1,508	3,036
Dividend paid to non-controlling interests in subsidiaries	(9,418)	(12,940)	(16,648)
Dividend to Formula's shareholders	(9,731)	76	(5,444)
Short-term bank credit, net	5,043	422	2,301
Repayment of long-term loans from banks and others	(6,461)	(12,982)	(17,586)
Proceeds from long term loans	45,420	41,505	21,493
Purchase of non-controlling interests and redeemable non-controlling interests	(5,187)	(19,166)	(4,447)
Cash paid in conjunction with acquisitions of activities	-	(3,669)	(3,863)
Repayment of capital lease	(213)	(188)	(456)
Repayment of debenture	-	(33,015)	(16,792)

Net cash provided by (used in) financing activities	20,343	(38,449)	(38,406)

Effect of exchange rate changes on cash and cash equivalents	(673)	355	4,072

Increase (decrease) in cash and cash equivalents	(22,336)	23,066	(29,115)
Cash and cash equivalents at beginning of year	110,508	88,172	111,238

Cash and cash equivalents at end of year	$88,172	$111,238	$82,123

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2011	2012	2013
A.	Supplemental cash flow information:
	Cash paid in respect of:
	Interest	1,628	4,251	1,978

	Income tax	13,843	17,986	14,714

B.	Non-cash activities:
	Purchase of property and equipment	2,696	-	2,780

C.	Acquisition of newly-consolidated subsidiaries and activities, net of cash acquired:

	Assets and liabilities of subsidiaries consolidated as of acquisition date:
	Working capital (other than cash and cash equivalents)	(1,326)	(3,312)	(1,534)
	Property and equipment	(1,534)	(760)	(78)
	Goodwill and intangible assets	(51,297)	(43,536)	(16,891)
	Long-term liabilities	13,385	7,215	5,038
	Deferred tax liability, net	2,181	687	212
	Liability to formerly shareholders	7,483	-	-
	Cash designated to distribution to former shareholders	(4,821)	-	-
	Cash paid in conjunction with acquisitions of activities	(6,020)	(140)	-
	Redeemable non-controlling interests at acquisition date	-	19,555	-
	Non-controlling interests at acquisition date	1,761	244	-

	Total	(40,188)	(20,047)	(13,253)

D.	Purchase of controlling interests in an affiliated company, net of cash acquired:

	Assets and liabilities of subsidiaries consolidated as of acquisition date:
	Working capital (other than cash and cash equivalents)	-	10,835	-
	Property and equipment	-	(1,814)	-
	Goodwill and intangible assets	-	(155,740)	-
	Long-term liabilities	-	3,211	-
	Deferred tax asset, net	-	(247)	-
	Investment in affiliated company	-	75,242	-
	Non-controlling interests at acquisition date	-	82,565	-

	Total	-	14,052	-

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2011	2012	2013
E.	Changes due to deconsolidation and realization of investments in previously-consolidated subsidiaries:

	Working capital (other than cash and cash equivalents)	(7,796)	-	(12,114)
	Property and equipment	1,220	-	4,085
	Other assets, deferred expenses and long term payables	3,527	-	571
	Goodwill and intangible assets	42,269	-	160,960
	Non-controlling interests at loss of control date	(10,916)	-	(84,228)
	Investment in affiliated company presentation due to loss of control	(71,366)		(158,592)
	Adjustment to other comprehensive (loss) gain	-	-	(2,951)
	Gain from realization of investments in subsidiaries	26,463	-	61,164

	Total	(16,599)	-	(31,105)

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	Formula Systems (1985) Ltd. ("Formula") was incorporated in Israel and began its business operations in 1985. Since 1991, Formula's ordinary shares, par value NIS 1.0 per share, have been traded on the Tel-Aviv Stock Exchange ("TASE"), and, in 1997, began trading through American Depositary Shares ("ADSs") under the symbol "FORTY" on the NASDAQ Global Market in the United States until January 3, 2011, at which date the listing of Formula's ADSs was transferred to the NASDAQ Global Select Market ("NASDAQ"). Each ADS represents one ordinary share of Formula. The Company is considered an Israeli resident. As of November, 2010, the controlling shareholder of the Company is Asseco Poland S.A. ("Asseco"), a Polish public company, traded on the Warsaw Stock Exchange.

Formula, through its subsidiaries and affiliates (collectively, the "Company" or the "Group") is engaged in providing proprietary and non-proprietary software solutions and services, software product marketing and support, Computer infrastructure and integration solutions and learning and integration. The Group operates through three directly held subsidiary and affiliated companies: Matrix IT Ltd. ("Matrix"); Magic Software Enterprises Ltd. ("Magic") and Sapiens International Corporation N.V ("Sapiens").

On August 21, 2011, following the acquisition by Sapiens of all of the outstanding shares of FIS Software Ltd. and its subsidiaries ("FIS") and IDIT I.D.I. Technologies Ltd. ("IDIT") (see Note 3a for further information), which was mainly financed by the issuance of Sapiens common shares, Formula's interest in Sapiens was diluted from 75.6% to 42.2%. Formula's investment in Sapiens following the dilution was measured under the equity method of accounting. The gain recognized in 2011 in relation of the Company’s loss of control in Sapiens amounted to $ 25,833 and is presented in the income statement as equity in gains of affiliated companies, net. By December 31, 2011, Formula’s interest in Sapiens outstanding common shares increased to 47.3%.

On January 27, 2012, Formula consummated the purchase of Sapiens common shares from two former shareholders of FIS and IDIT (Sapiens' recently acquired companies) and others, resulting in an increase in Formula’s interest in Sapiens' outstanding common shares from 47.3% to 52.1%, following which Formula regained control over Sapiens. As a result, a gain in an amount of $3,410 was recorded during 2012 and is presented in the income statement as equity in gains of affiliated companies, net (see additional information in note 3a).

On November 19, 2013, Sapiens completed a follow-on public offering of its ordinary shares on the NASDAQ. Sapiens issued 6,497,400 shares at a price of $ 6.25 per share before issuance expenses. Total net proceeds from the issuance amounted to approximately $ 37,791. As a result of the offering, Formula’s interest in Sapiens' outstanding common shares diluted from 56.8% to 48.6%. Formula's investment in Sapiens following the dilution was measured under the equity method of accounting due to loss of control in Sapiens in accordance with ASC 810. The gain recognized in relation of Formula loss of control in Sapiens amounted to $ 61,164 and is presented in the income statement as equity in gains of affiliated companies, net (see additional information in note 3a).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

On March 5, 2014, Magic completed a follow-on public offering of its ordinary shares on the NASDAQ. Magic issued 6,900,000 shares at a price of $ 8.50 per share before issuance expenses. Total net proceeds from the issuance, is expected to amount to approximately $ 54,731. As a result of the offering, Formula’s interest in Magic’s outstanding common shares diluted from 51.6% to 45.0% (see Note 18).

For a description of the Company's operations, see Note 17f.

b.	The following table presents certain information regarding the control and ownership of Formula's significant subsidiaries and affiliates, as of the dates indicated (the list consists only of active companies that are held directly by Formula):

	Percentage of ownership
	and control
	December 31,
	2012	2013
Name of subsidiary (affiliate)

Matrix	50.1	50.1
Magic	52.3	51.6
Sapiens*	56.6	48.6

*)      From August 21, 2011 until January 27, 2012, and from November 19, 2013 until December 31, 2013 Sapiens' results of operations were reflected in the Company's results of operations using the equity method of accounting.

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

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets and their subsequent impairment analysis, revenue recognition, tax assets and tax positions, legal contingencies, research and development capitalization, contingent consideration related to acquisitions, classification of leases, determining the fair value of redeemable non-controlling interests and stock-based compensation costs. Actual results could differ from those estimates.

c.	Financial statements in United States dollars

The currency of the primary economic environment in which the operations of Formula and certain of its subsidiaries are conducted is the U.S. dollar (the "dollar"); thus, the dollar is the functional currency of Formula and certain subsidiaries.

Formula's and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with the Financial Accounting Standards Board ("FASB) Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters". All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency is not the dollar, all balance sheet amounts have been translated using the exchange rates in effect at each balance sheet date. Statement of income amounts have been translated using the average exchange rate prevailing during each year. Such translation adjustments are reported as a component of other comprehensive income (loss) in equity.

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

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Changes in the parents’ ownership interest in a subsidiary with no change of control are treated as equity transactions, with any difference between the amount of consideration paid and the change in the carrying amount of the non-controlling interest, recognized in equity.

A change in the parents’ ownership interest in a subsidiary that causes a loss of control results in a deconsolidation of the subsidiary. Gain or loss is recognized upon the deconsolidation of a subsidiary, as the difference between (1) the sum of the fair value of any consideration received, the fair value of any retained non-controlling investment in the former subsidiary at the date the subsidiary is deconsolidated, and the carrying amount of any non-controlling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the non-controlling interest) at the date the subsidiary is deconsolidated, and (2) the carrying amount of the former subsidiary's assets and liabilities.

Non-controlling interests in subsidiaries represent the non-controlling share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Redeemable non-controlling interests are classified as mezzanine, separate from permanent equity, on the consolidated balance sheets and measured at each reporting period at the higher of their redemption amount or the Non-controlling interest book value, in accordance with the requirements of ASC 810 "Consolidation" and ASC 480-10-S99-3A, "Distinguishing Liabilities from Equity".

The following table provides a reconciliation of the redeemable non-controlling interests:

January 1, 2013	$22,117
Net income attributable to redeemable non-controlling interests	261
Foreign currency translation adjustments	1,151

December 31, 2013	$23,529

e.	Cash and cash equivalents

Cash and cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired. Cash and cash equivalent includes amounts held primarily in New-Israeli Shekel, U.S. dollars, Euro and British Pound.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

f.	Short-term and restricted deposits

Short-term deposits include deposits with original maturities of more than three months and less than one year. Such deposits are presented at cost (including accrued interest) which approximates their fair value. Restricted deposits include deposits used to secure certain subsidiaries’ ongoing projects and credit lines from banks as well as, security deposits with respect to leases. Restricted deposits are classified on the Company’s consolidated balance sheets as other receivables. On December 31, 2013, the Company maintained a balance of $289 of restricted deposits.

g.	Marketable securities

The Company accounts for investments in marketable securities in accordance with ASC 320, "Investments - Debt and Equity Securities." Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt and equity securities are classified as available-for-sale or as trading and reported at fair value. Unrealized gains and losses from marketable securities classified as "available for sale" are excluded from earnings and are reported as a component in equity under "accumulated other comprehensive income (loss)." Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net, together with accretion (amortization) of discount (premium), and interest or dividends.

The Company recognizes an impairment charge when a decline in the fair value of an investment that falls below the cost basis is determined to be other-than-temporary. Declines in fair value of available-for-sale equity securities that are considered other-than-temporary, based on criteria described in Staff Accounting Bulletin ("SAB") Topic 5M, "Other Than Temporary Impairment of Certain Investments in Equity Securities," are charged to earnings (based on the entire difference between fair value and amortized cost). Factors considered in making such a determination include the duration and severity of the impairment, the financial condition and near-term prospects of the issuer of the securities, and the intent and ability of the Company to retain its investment for a period of time that is sufficient to allow for any anticipated recovery in market value. During 2011, 2012 and 2013, $514, $ 700 and $ 0 of other-than-temporary impairment on equity marketable securities were recorded, respectively. See further details in Note 4.

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

During 2011, 2012 and 2013, the company recorded other-than-temporary impairment on debt marketable securities amounting to $ 200, $ 0 and $ 0, respectively. See further details in Note 4. As of December 31, 2012 and 2013 there were no other then temporary losses in other comprehensive income related to non-credit loss factors.

Unrealized gains and losses from marketable securities classified as "trading" are reported in the consolidated statements of income.

h.	Inventories

Inventories are mainly comprised of purchased merchandise and products which consist of educational software kits, computers, peripheral equipment and spare parts. Inventories are valued at the lower of cost or market value. Cost is determined on the "first in - first out" basis. The Group periodically evaluates the condition and age of inventories and makes provisions for impairment of slow moving inventories accordingly. No such impairments have been recognized in any period presented.

i.	Investments in affiliates

Affiliates are companies in which the Group has significant influence over the financial and operating policies without having control and that are not subsidiaries. The Group's investment therein is accounted for in the consolidated financial statements of the Group using the equity method.

Under the equity method, the investment in the affiliate is presented at cost with the addition of post-acquisition changes in the Group's share of net assets, including other comprehensive income of the affiliate. Profits and losses resulting from transactions between the Group and the affiliate are eliminated to the extent of the interest in the affiliate. The equity method is applied until the loss of significant influence or classification as an asset held-for-sale.

Management evaluates investments in equity investees, for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates various indicators for other-than-temporary declines and evaluates financial information (e.g. Share price in the market, budgets, business plans, financial statements, etc.). During 2013, no impairment loss was recognized.

The financial statements of the Company and of the affiliate are prepared as of the same dates and periods. The accounting policies applied in the financial statements of the affiliate are uniform and consistent with the policies applied in the financial statements of the Company.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Losses of an affiliate in amounts which exceed its equity are recognized by the Group to the extent of its investment in the affiliate plus any losses that the Group may incur as a result of a guarantee or other financial support provided in respect of the affiliate. For this purpose, the investment includes long-term receivables (such as loans granted) for which settlement is neither planned nor likely to occur in the foreseeable future.

j.	Property, plant and equipment, net

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	7-33 (mainly 33%)
Motor vehicles	14-15
Buildings	2-4
Leasehold improvements	Over the shorter of the lease term or useful economic life

k.	Research and development costs

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

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 3-7 years). The Group assesses the recoverability of its intangible assets on a regular basis by determining whether the amortization of the asset over its remaining economical useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2011, 2012 and 2013, no unrecoverable amounts were identified.

During the years ended December 31 2011, 2012 and 2013, capitalized software development costs of consolidated subsidiaries aggregated to approximately $ 8,300, $ 8,433 and $9,606, respectively, and amortized capitalized software development costs of consolidated subsidiaries aggregated to $ 6,300, $ 8,100 and $8,495, respectively.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Other intangible assets

Other intangible assets are comprised mainly of customer-related intangible assets, backlogs, brand names, capitalized courses development costs and acquired technology, and are amortized over their economic useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The useful life of intangible assets is as follows

Years

Customer relationship and acquired technology	3-15
Capitalized courses development costs	3
Brand names	5
Other intangibles	2-10

m.	Impairment of long-lived assets and intangible assets subject to amortization

The Group's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

As required by ASC 820, "Fair Value Measurements and disclosures" the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

Intangible assets with finite lives are amortized over their economic useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. For example, distribution rights, brand names, capitalized courses development costs, acquired technology and non-compete were amortized on a straight line basis and customer relationships and backlog were amortized on an accelerated method basis over a period between 3.5 - 15 years based on the intangible assets identified.

During each of the years ended December 31, 2011, 2012 and 2013, no impairment was identified.

n.	Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangibles-Goodwill and Other," goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As of December 31, 2012, the Company operated through 8 reporting units.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2013, and following Sapiens deconsolidation on November 19, 2013, the Company operated through 6 reporting units.

For the Company’s 2011 annual impairment test and as required by ASC 350, the Company compared the fair value of each of its reporting units to its carrying value ('step 1'). If the fair value exceeded the carrying value of the reporting unit net assets, goodwill was considered not impaired, and no further testing is required. If the carrying value exceeded the fair value of the reporting unit, then the implied fair value of goodwill was determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss was recorded in an amount of the excess, if any, of the carrying value of goodwill over its implied fair value ('step 2').

As required by ASC 820, "Fair Value Measurements and Disclosures", the Company applies assumptions that marketplace participants would consider in determining the fair value of each reporting unit.

As of December 31, 2011, the estimated fair values of the Company’s reporting units ranged from 10% to 28%, above their carrying values, thereby obviating the need to proceed to step 2 of the goodwill impairment test under ASC 350.

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

The Company adopted the provisions of ASU 2011 for all its reporting units, in its annual impairment test in 2012 and 2013. This analysis determines that no indicators of impairment existed primarily because (1) the Company’s market capitalization was consistently substantially in excess of its book value, (2) the Company’s overall financial performance has been stable or improving since its respective acquisitions, and (3) forecasts of operating income and cash flows generated by the Company’s reporting units appear sufficient to support the book values of the net assets of each reporting unit.

For the reporting units which the performance of the two step impairment test was required, the Company performed the annual impairment tests during the fourth quarter of each of 2011, 2012 and 2013 resulting in no impairment losses for any of the Company's reporting units.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Business combinations

The Company accounts for business combinations under ASC 805, "Business Combinations." ASC 805 requires recognition of assets acquired, liabilities assumed, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. As required by ASC 820, "Fair Value Measurements and disclosures" the Company applies assumptions that marketplace participants would consider in determining the fair value of assets acquired, liabilities assumed, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings.

p.	Variable interest entities

ASC 810, "Consolidation" provides a framework for identifying Variable Interest Entities ("VIEs") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

The Company's assessment of whether an entity is a VIE and the determination of the primary beneficiary requires judgment and involves the use of significant estimates and assumptions. Those include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimates of whether a group entity can finance its current activities, until it reaches profitability, without additional subordinated financial support.

Effective as of January 1, 2010, the Company applies updated guidance for the consolidation of VIEs. This guidance provides for a qualitative approach, based on which an enterprise has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. Determination as to whether an enterprise should consolidate a VIE is required to be performed continuously, due to changes to existing relationships or future transactions that may affect that determination.

One of the Company's U.S. based consulting and staffing services business which was acquired by Magic through one of its wholly owned subsidiaries on January 17, 2010 is considered to be a VIE. Magic is the primary beneficiary of the VIE, as a result of the fact that it holds the power to direct the activities of the acquired business, which significantly impacts its economic performance, and has the right to receive benefits accruing from the acquired business.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Severance pay

Formula's and its Israeli subsidiaries' obligations for severance pay with respect to their Israeli employees (for the period for which the employees were not included under Section 14 of Israel's Severance Pay Law, 1963 (the "Severance Pay Law")) is calculated pursuant to the Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date, and are presented on an undiscounted basis (referred to as the "Shut Down Method"). Employees are entitled to one month's salary for each year of employment or a portion thereof. The obligation for all of its Israeli employees is covered in part by managers' insurance policies, for which Formula and its Israeli subsidiaries make monthly deposits with insurance policies and pension funds ("the plan assets"). Plan assets comprise of assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group's own creditors and cannot be returned directly to the Group. The Plan assets include profits (losses) accumulated up to the balance sheet date. The Plan assets may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or employment agreements. The value of the Plan assets is based on the cash-surrendered value of these policies and is recorded as an asset on the Company's consolidated balance sheets.

Formula's and its Israeli subsidiaries' defined with certain of their Israeli employees contribution plans pursuant to Section 14 of the Severance Pay Law., under which they pay fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee's services. Deposits under Section 14 are not recorded as an asset on the Company's balance sheet.

Total expenses in respect of severance pay for the years 2011, 2012 and 2013 were $ 1,391, $ 3,264 and $ 3,862, respectively.

r.	Revenue Recognition

The Group derives its revenues primarily from the sale of information technology (or “IT”) services which also include: non-proprietary software products, including maintenance, integration and infrastructure, staffing, training and deployment. In addition, the Group generates revenues from licensing the rights to use its proprietary software, provision of related IT professional services (which may or may not be considered essential to the functionality of the software license), related maintenance and technical support, as well as implementation and post-implementation consulting services.

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

Revenues from the sale of products are recognized after all the significant risks and rewards of ownership of the products have been transferred to the buyer, the Group does not retain any continuing management involvement that is associated with ownership and does not retain the effective control of the sold products, the amount of revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues derived from the sale of hardware products and infrastructure solutions are recognized after all the significant risks and rewards of ownership of the products have been transferred to the buyer, the Group does not retain any continuing management involvement that is associated with ownership and does not retain the effective control of the sold products, the amount of revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenues derived from licensing the rights to use software are recognized in accordance with ASC 985-605 "Software Revenue Recognition" when persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

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

As required by ASC 985-605, the Group allocates revenues to the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence ("VSOE") of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and recognized as revenue.

Revenues from professional services provided on an hourly basis which are not deemed essential to the functionality of the licenses are recognized as the services are rendered.

Revenues from time-and-materials contracts for which the Group is reimbursed for labor hours at fixed hourly billing rates are recognized as revenues as the services are provided.

Certain of the software license sales may also include significant implementation and customization services with respect to such sales which are deemed essential to the functionality of the license. In addition, the Group also provides consulting services that are not deemed essential to the functionality of the license, as well as outsourcing IT services.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from license fees that involve significant implementation and customization of the Group's software to customer specific requirements and which are considered essential to the functionality of the product (for example when the Group sells software licenses as part of an overall solution offered to a customer that combines the sale of software licenses which includes significant implementation that is considered essential to the functionality of the license) are generated by fixed-price or time-and-materials contracts. Revenues generated by fixed-price contracts are recognized in accordance with ASC 605-35 " Construction-Type and Production-Type Contracts" using the percentage-of-completion method. The percentage-of-completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion.

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of each of December 31, 2012 and 2013, no estimated losses were identified.

Revenue from third-party sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

The Group generally does not grant a right of return to its customers. When a right of return exists, revenue is deferred until the right of return expires, at which time revenue is recognized, provided that all other revenue recognition criteria are met.

Deferred revenue includes unearned amounts received under maintenance and support contracts and amounts received from customers but not yet recognized as revenues.

s.	Provision for warranty

The Group records provision for warranty in respect of products and service based on past experience. Amount of warranty provision is immaterial.

t.	Advertising costs

Expenditures incurred on advertising, marketing or promotional activities, such as production of catalogues and promotional pamphlets, are recognized as an expense when the Group has the right of access to the advertising goods or when the Group receives those services. Advertising costs amounting to $ 2,500, $ 2,645 and $ 2,387 were recorded in the years 2011, 2012 and 2013, respectively.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Income taxes

Formula and its subsidiaries account for income taxes in accordance with ASC 740, "Income Taxes." This codification prescribes the use of the "liability" method, whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Formula and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Deferred tax assets and liabilities are classified as current or non-current according to the expected reversal dates.

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

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's marketable securities include investments in commercial and government bonds and foreign banks. The Company's marketable securities are considered to be highly liquid and have a high credit standing. In addition, management considered its portfolios in foreign banks to be well-diversified (also refer to Note 4).

The Group's trade receivables are generally derived from sales to large organizations located mainly in Israel, North America, Europe and Japan. The Group performs ongoing credit evaluations of its customers and has established an allowance for doubtful accounts based upon factors relating to the credit risk of specific customers and other information. In certain circumstances, Formula, its subsidiaries and its affiliates may require letters of credit, other collateral or additional guarantees. From time to time, the Group sells certain of its accounts receivable to financial institutions, within the normal course of business.

The Group maintains an allowance for doubtful accounts receivable based upon management's experience and estimate of collectability of each outstanding invoice. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The bad debt expense for the years ended December 31, 2011, 2012 and 2013 was $ 658, $ 1,014 and $ 1,859, respectively. To date, the Company has not experienced any material losses on its accounts receivable. The risk of collection associated with accounts receivable is mitigated by the diversity and number of customers.

The Company transfers financial assets from time to time by factoring of accounts receivable and credit card vouchers to a financial institution. ASC 860, "Transfers and Servicing," establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. Certain underlying conditions must be met for the transfer of financial assets to qualify for accounting as a sale. All sales of receivable were closed during the years and as so there are no outstanding sales of receivables as of December 31, 2011, 2012 and 2013.

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

The Company enters from time to time into foreign exchange forward and option contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to offset a portion of the Company's non-dollar currency exposure (see Note 2z below).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Stock-based compensation

The Group accounts for share-based compensation in accordance with ASC 718, "Compensation - Stock Compensation." which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of income. The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures.

Formula, Magic and Sapiens measure and recognize compensation expense for share-based awards based on estimated fair values on the date of grant using the Binomial option-pricing model ("the Binomial model"). Matrix uses the Black-Scholes option-pricing model to measure the fair values of the awards at the date of grant. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

Stock based compensation expenses recorded on the subsidiaries' level are presented in non-controlling interests.

The fair value for Formula's subsidiaries' share options granted to employees and directors was estimated using the following weighted-average assumptions:

Magic (the Binomial model):

	Year ended December 31,
	2011	2013

Dividend yield	0%	3%
Expected volatility	63.3% - 65.3%	57.7%-60.2%
Risk-free interest rate*	2.1%	2.6%
Expected forfeiture (employees)	8.4%	-
Expected forfeiture (executives)	5.2%	5.2%
Contractual term of up to	10 years	10 years
Suboptimal exercise multiple** (employees)	2.7	-
Suboptimal exercise multiple** (executives)	3.2	3.2

*)	The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds that have an equivalent term to the contractual term of the options

**)	The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. This factor is estimated based on employees' historical option exercise behavior.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In September 2012, the Magic board of directors adopted a dividend distribution policy in accordance to which it will distribute in each year a dividend of up to 50% of its annual distributable profits. Therefore, as of such date Magic uses an expected dividend yield for its new grants. During 2012, there were no grants, nor any modifications in Magic's share options.

Sapiens (the Binomial model):

	Year ended December 31,
	2011	2012	2013

Contractual life	6 years	6 years	6 years
Expected exercise factor (weighted average)	2.5	2.8	1.5-2
Dividend yield	0%	0%	0%
Expected volatility (weighted average)	70%	60%	54.29%
Risk-free interest rate	0.1%-1.2%	0.2%-1.0%	1.52%

The risk-free interest rate assumption is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term as of the Sapiens’ employee stock options. Since dividend payment is applied to reduce the exercise price of the option, the effect of the dividend protection is reflected by using an expected dividend assumption of zero. The expected life of options granted is derived from the output of the option valuation model and represents the period of time the options are expected to be outstanding. The expected exercise factor is based on industry acceptable rates since no actual historical behavior by option holders exists. Expected volatility is based on the historical volatility of the Sapiens share price.

Matrix (Black-Scholes option-pricing model):

There were no grants by Matrix during 2012 and 2013. During 2011, Matrix granted 2,250,000 options. The fair value of those options was estimated by using the following assumptions under the Black-Scholes model:

Year ended
December 31,
2011

Expected term (years)	4.6
Dividend yield	0%
Expected volatility	36.5%
Risk-free interest rate	4.3%

For grants to Formula's employees - see Note 12.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Derivatives instruments

A material portion of the Group's revenues, expenses and earnings is exposed to changes in foreign exchange rates. Depending on market conditions, foreign exchange risk is also managed through the use of derivative financial instruments. These financial instruments serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions.

The derivative instruments primarily hedge or offset exposures to Euro, Japanese Yen and New Israeli Shekel ("NIS") exchange rate fluctuations.

ASC 815, "Derivatives and Hedging," requires companies to recognize all of their derivative instruments as either assets or liabilities in their balance sheet at fair value. Derivative instruments that are designated and qualify as hedges of forecasted transactions (i.e., cash flow hedges) are carried at fair value with the effective portion of a derivative's gain or loss recorded in other comprehensive income and subsequently recognized in earnings in the same period or periods in which the hedged forecasted transaction affects earnings. For derivative instruments that are not designated and qualified as hedging instruments, the gains or losses on the derivative instruments are recognized in current earnings during the period of the change in fair values.

The derivative instruments used by Formula and its subsidiaries are designed to reduce the market risk associated with the exposure of its underlying transactions to fluctuations in currency exchange rates.

Magic has instituted a foreign currency cash flow hedging program, in order to hedge against the risk of overall changes in future cash flows. Magic hedges portions of its forecasted expenses denominated in NIS with currency forward contracts and put and call options. These forward and option contracts are designated as cash flow hedges. Matrix's and Sapiens' transactions, however, did not qualify as hedging instruments under ASC 815, and as such resulted in recognition of gains or losses related to the transactions in current earnings during the period.

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

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The notional principal of foreign exchange contracts to purchase NIS with U.S. dollars was $ 4,119 and none as of December 31, 2012 and 2013, respectively. The notional principal of foreign exchange contracts to purchase NIS with Euros was $4,106 and none as of December 31, 2012 and 2013, respectively. The notional principal of foreign exchange contracts to purchase U.S. dollars with Japanese Yen was $1,276 as of December 31, 2012 and none as of December 31, 2013.

At December 31, 2013, the Company did not have any cash flow hedges.

In 2013, 2012 and 2011 the ineffective net gain (loss) and amounts related to derivatives not classified as hedging recognized in the statements income were $ 139, $ 245 and $ 59, respectively.

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

Certain amounts in prior years' financial statements have been reclassified to conform with the current year's presentation. The reclassification had no effect on previously reported net income, equity or cash flow.

ad.	Capital lease

The Group has accounted for its assets which are under a capital lease arrangement in accordance with ASC 840 "Leases.". In order to determine whether to classify a lease as a capital lease or an operating lease, the Group evaluates whether the lease transfers substantially all the risks and benefits incidental to ownership of the leased asset. In this respect, the Group evaluates such criteria as the existence of a bargain purchase option, the lease term in relation to the economic life of the asset and the present value of the minimum lease payments in relation to the fair value of the asset. Accordingly, assets under a capital lease are stated as assets of the Group on the basis of ordinary purchase prices (without the financing component), and depreciated according to the usual depreciation rates applicable to such assets. The lease payments payable in forthcoming years, net of the interest component included in them, are included in liabilities. The interest in respect of such amounts is accrued on a current basis and is charged to earnings.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ae.	Recently issued accounting pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued guidance that requires that a nonrecognized tax benefit be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. This net presentation is required unless a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset to settle any additional income tax that would result from the disallowance of the unrecognized tax benefit. This guidance is effective for fiscal year beginning after December 15, 2013, with early adoption permitted. The Company believes that the adoption of this standard will not have a material impact on its consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income." Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income ("AOCI") by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective for the Company on January 1, 2013. Since this standard only impacts presentation and disclosure requirements, its adoption did not have a material impact on the Company's consolidated results of operations or financial condition.

In March 2013, the FASB issued further guidance on accounting for the release of a cumulative translation adjustment into net income when a parent company either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets and provides guidance for the acquisition in stages of a controlling interest in a foreign entity. This guidance is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. The company believes that the adoption of this standard will not have a material impact on its consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

a.	On August 21, 2011 Sapiens acquired all of the outstanding shares of FIS, a provider of packaged-based insurance software solutions for Life and Pension ("L&P"), and IDIT, a provider of insurance software solutions which focuses on the Property & Casualty ("P&C") market. Sapiens financed the acquisition mainly via the issuance of Sapiens shares, resulting in a dilution of Formula's interest in Sapiens from 75.6% to 42.2% and the Formula's loss of control of Sapiens, which, in turn, required the deconsolidation of Sapiens' results from the Company's financial statements. Following the loss of control, the Company maintained significant influence over Sapiens, and started using the equity method of accounting on Sapiens results.

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

On November 19, 2013, Sapiens completed a follow-on public offering of its ordinary shares on the NASDAQ. Sapiens issued 6,497,400 shares at a price of $ 6.25 per share before issuance expenses. Total net proceeds from the issuance amounted to approximately $ 37,791. As a result of the offering, Formula’s interest in Sapiens' outstanding common shares diluted from 56.8% to 48.6% and due to loss of control in Sapiens in accordance with ASC 810, the Company started applying the equity method of accounting to reflect its investment in Sapiens. The gain recognized in relation of Formula’s interest in in Sapiens' outstanding common shares, diluting to 48.6%, amounted to $ 61,164 and is presented in the income statement as equity in gains of affiliated companies, net. The fair value of the retained investment in Sapiens was measured according to Sapiens' share price on November 19, 2013 of $7.09 per share.

The estimated fair values of the tangible and intangible assets recognized in relation of Formula equity investment in Sapiens are provisional and are based on information that was available as of the date Formula lost control in Sapiens. The Company's management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation as soon as practicable but no later than the measurement period one year from the date of loss of control ("the measurement period").

b.	On December 27, 2011, Magic completed the acquisition of the AppBuilder activity of BluePhoenix Solutions ("AppBuilder"), a leading provider of value-driven legacy IT modernization solutions, for $12,565. During 2012, the Company paid an additional amount of $140 with respect to the acquisition. AppBuilder is a comprehensive application development infrastructure used by many enterprises around the world. This premier enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Net liabilities	$(3,248)
Intangible assets	7,251
Goodwill	8,702

Net assets acquired	$12,705

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

c.	In 2011, the Company’s subsidiaries, Matrix and Magic, completed the acquisition of additional activities for an aggregate total consideration of up to $ 21,463, of which as of December 31, 2012 and 2013 the liability with respect to the purchase of these acquisitions amounted approximately $ 1,250 and $ 317, respectively.

d.	In January 2012, Matrix purchased from the holders (the "Founders") in AG 2000 Holdings LLC ("the Acquiree") 60% of their interests. The sole asset held by the acquiree was the share capital of Exzac Inc., a U.S. based company in the field of risk management for financial institutions that deals in commerce, and which specializes in application services for enterprise fraud management ("Exzac"). In consideration for the shares, the Company paid the Founders an amount of $ 6,750, with the addition of approximately $ 215 for the Acquiree's equity. Moreover, the Founders were entitled to an additional consideration that is contingent on meeting certain targets based on the excess of operating income results over predetermined amount, but in any event not more than $ 2,500. In accordance with ASC 805-30-35-1, the Company re-measures the contingent consideration based on the fair value at each reporting date until the contingency is resolved or the payment is made, while the changes in fair value are recognized in earnings in the financial expenses using the interest method over the period. The contingent payment was recorded at present value and was amortized using the interest method during the relevant period into financial expenses. As of December 31, 2012 and 2013 the Company’s liability towards the sellers is estimated at $2,360 and $ 2,420, respectively.

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

Matrix and the Founders received mutual options for the purchase of the founders' remaining shares in the Acquiree. As a result of the mutual options provided, the Company recorded a redeemable non-controlling interest in an amount of $ 17,706.

On December 19, 2012, the option was partially exercised and Matrix purchased from one of the Founders its shares in the Acquiree (20% of the Acquiree's shares) in consideration of $ 5,000 and with an additional consideration that will be calculated according to a formula based on the Acquiree's results in 2014. As of December 31, 2013, the outstanding liability regarding the additional consideration approximates $ 3,355.

The option for purchasing the remaining 20% in the Acquiree, which was measured in approximately $ 8,355 as of December 31, 2013, was exercised after the Balance Sheet date (On January 5, 2014) in consideration of $ 5,000 and with an additional amount that will be calculated according to a predetermined formula based on the Acquiree's results in 2014. As a result of this exercise, as of January 5, 2014 the Company will hold 100% in Exzac.

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

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

e.	In July 2012, Magic acquired an 80% interest in Comm-IT Group, (including "Comm-IT Technology Solutions" and "Comm-IT Software"), a software and systems development house that specializes in providing advanced IT and communications services and solutions, for a total consideration of $ 8,933, of which $ 4,990 was paid upon closing and the remaining $ 3,943 is to be paid during the next two years, of which, $ 1,192 is contingent upon the acquired business meeting certain operational targets in 2012 and 2013, and $ 2,751 in deferred payments. The Purchaser (Magic) and the seller hold mutual call and put options respectively for the remaining 20% interest. As a result of the put option, the Company recorded a redeemable non-controlling interest in an amount of $ 1,750.

As of December 31, 2012 and 2013 the Company’s liability towards the sellers is estimated at $ 4,031 and $1,522 respectively. The Company believes that the acquisition of this business will enable it to expand its professional services offering and leverage its relationships with top tier customers. Acquisition related costs were immaterial.

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

In 2013 the Company finalized the process of identifying the intangible assets for its acquisition. The following table summarizes the fair value of the assets and liabilities acquired:

	As reported on December 31, 2012	Adjustment	Modified

Net assets	$1,219	$14	$1,233
Non-controlling interest	(1,880)	130	(1,750)
Intangible assets	3,873	397	4,270
Goodwill	5,809	439	6,248
Deferred tax liability, net	-	(1,068)	(1,068)

Net assets acquired	$9,021	$(88)	$8,933

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

f.

During the year ended December 31, 2012, Formula and its subsidiaries completed additional two other acquisitions for a total cash consideration of approximately $10,146 (of which approximately $ 332 was paid during 2013). The Company allocated $ 7,085 to goodwill and $ 2,776 to acquired intangible assets. These acquisitions generally enhance the Group's technologies, and product offerings. Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated results of operations, either individually or in the aggregate.

g.	On November 11, 2013, Magic acquired the operations of Allstates Technical Services, LLC, A U.S. based full-service provider of consulting and staffing solutions for IT, Engineering and Telecom personnel, for a total consideration of $10,963. The Company believed the acquisition will broadens its existing U.S. footprint and adds leading Fortune 500 companies to its customer base, making an important contribution to its growth strategy in the IT professional services operating segment. The results of operations were included in the consolidated financial statements of the Company commencing November 11, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as at the acquisition date:

Net assets	$3,063
Intangible assets	2,874
Goodwill	5,026

Net assets acquired	$10,963

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

h.	During the year ended December 31, 2013, Formula and its subsidiaries completed additional four other acquisitions for a total cash consideration of up to approximately $8,475, of which $ 5,919 was attributed to goodwill and $ 1,905 to acquired intangible assets. These acquisitions generally enhance the group's technologies, and product offerings. Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated results of operations, either individually or in the aggregate.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 4:-	Marketable securities

The Group invests in marketable debt and equity securities, which are classified as trading securities and as available-for-sale securities. The following is a summary of marketable securities:

a.	Composition:

	December 31,
	2012	2013
Short-term:
Trading securities (1)	$13,976	$17,102
Available-for-sale securities	890	854

Total short-term securities	14,866	17,956

Long-term:
Available-for-sale security	331	520

Total long-term securities	$331	$520

(1)	The Company recognized trading gains (losses) in amounts of $ 957 and $ 987 during the years ended December 31, 2012 and 2013, respectively.

b.	The following is a summary of marketable securities which are classified as available-for-sale:

	December 31,
	2012				2013
	Amortized cost	Unrealized losses	Unrealized Gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market Value

Available-for-sale:

Government bonds	$407	$-	$20	$427	$407	$-	$3	$410
Commercial bonds	192	-	45	237	190	-	25	215
Equity securities	449	-	108	557	450	-	299	749

Total available-for-sale marketable securities	$1,048	$-	$173	$1,221	$1,047	$-	$327	$1,374

Out of the unrealized losses as of December 31, 2011, $ 518, of losses was outstanding over a twelve month period. The fair value of the marketable securities that bore losses over a twelve month period as of December 31, 2011 was $ 513.

During the years ended December 31, 2011 and 2012 the Company recorded an impairment loss for its investment in equity securities in an amount of $514 and $ 700 respectively.

In 2011, 2012 and 2013 the Company received proceeds from sale and maturity of available for-sale marketable securities of $ 1,507, $ 2,674 and $ 0, and recorded related net gains (losses) of $20, $ 31 and $ 0 in financial income, respectively.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 4:-	Marketable securities (Cont.)

c.	The amortized costs of available-for-sale debt securities at December 31, 2013, by contractual maturities, are shown below:

		Gross unrealized gains (losses)
	Amortized cost	Gains	Losses	Estimated fair value

Due between one year to five years	$597	$28	$-	$625

	$597	$28	$-	$625

The following is the change in the other comprehensive income from available-for-sale securities during 2013 and 2012:

Other comprehensive income

Other comprehensive loss from available-for-sale securities as of January 1, 2012	$(440)

Other than temporary impairment on marketable securities	700
Reclassification of earnings of realized gain from available-for-sale	(31)
Unrealized loss from available-for-sale securities	(56)

Other comprehensive income from available-for-sale securities as of December 31, 2012	173
Unrealized gain from available-for-sale securities	154

Other comprehensive income from available-for-sale securities as of December 31, 2013	$327

Note 5: -	Fair value measurement

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The Company's financial assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of December 31, 2013 and 2012:

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 5: -	Fair value measurement (Cont.)

	Fair value measurements using input type
	December 31, 2013
	Level 1	Level 2	Level 3	Total

Assets:
Equity securities	$4,051	$-	$-	$4,051
Government and corporate debentures	14,210	215	-	14,425
Foreign currency derivative contracts	-	-	-	-

Total financial assets	18,261	215	-	18,476

Liabilities:
Contingent consideration (*)	-	-	13,740	13,740

Total financial liabilities	-	-	13,740	13,740

Redeemable non-controlling interest (*)	$-	$-	$23,529	$23,529

	Fair value measurements using input type
	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Equity securities	$2,100	$-	$-	$2,100
Government and corporate debentures	12,860	237	-	13,097
Foreign currency derivative contracts	-	253	-	253

Total financial assets	14,960	490	-	15,450

Liabilities:
Contingent consideration (*)	-	-	12,022	12,022

Total financial liabilities	-	-	12,022	12,022

Redeemable non-controlling interest (*)	$-	$-	$22,117	$22,117

(*)	The fair value of redeemable non-controlling interest and contingent consideration was determined based on the present value of the future expected cash flow.

The following table summarizes the Company’s activity with respect to those financial assets where fair value measurements are estimated utilizing Level 3 inputs.

	December 31,
	2012	2013

Carrying value as of January 1	$2,233	$-
Sale of financial assets	(2,331)	-
Net changes in fair value	67	-
Realized gain	31	-

Carrying value as of December 31	$-	$-

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 5: -	Fair value measurement (Cont.)

The following table summarizes the activity for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	December 31,
	2012	2013

Carrying value as of January 1	$15,059	$34,139
Acquisition of new subsidiary	28,209	-
Increase of contingent consideration	-	2,459
Repayment of contingent consideration	(8,907)	(1,313)
Exchange differences	177	2,474
Net income attributable to redeemable non-controlling interests	-	546
Net changes in fair value	(399)	(1,036)

Carrying value as of December 31	$34,139	$37,269

Note 6:-	Investments in affiliated companies

The following table summarizes activity related to formula’s investment in affiliates:

2013

January 1, 2013	$1,894
Deconsolidation of Sapiens and accounting for the remaining investment under equity method (see Note 3a)	158,592
Equity in loss of affiliates, net	(481)
Exchange differences	510
Deferred income	(149)
Exercise of employees stock options in affiliate	(201)

December 31, 2013	$160,165

Following are details relating to the financial position and results of operations of affiliates in the aggregate:

a.	Group's share of its associates' statement of financial position based on the interests therein as of the below reporting dates:

	December 31,
	2012	2013

Current assets	$1,801	$50,107
Noncurrent assets (*)	438	136,117
Current liabilities	276	19,005
Noncurrent liabilities	69	7,054

	1,894	160,165

Other investments	1,128	1,336

	$3,022	$161,501

(*)	Includes balances of other intangible assets and goodwill in an amount of $ 398 and $ 76,553 as of December 31, 2012 and 2013, respectively.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 6:-	Investments in affiliated companies (Cont.)

b.	Group's share of its associates' statement of operation based on the interests therein during the periods shown below (with respect to the Group's interest in Sapiens, for the period from August 21, 2011 until January 27, 2012 and from November 19, 2013 until December 31, 2013 only):

	Year ended December 31,
	2011	2012	2013

Revenues	$18,016	$5,750	$10,021

Income (loss)	$(206)	$340	$(481)

NOTE 7:-	PROPERTY, PLANTS AND EQUIPMENT, NET

Composition:

	December 31,
	2012	2013
Cost:
Computers and equipment	$31,771	$21,219
Motor vehicles	641	386
Buildings	3,051	3,281
Leasehold improvements	15,393	15,698

	50,856	40,584
Accumulated depreciation:
Computers and equipment	21,807	13,230
Motor vehicles	352	182
Buildings	1,683	1,904
Leasehold improvements	5,555	5,860

	29,397	21,176

Depreciated cost	$21,459	$19,408

Depreciation expenses totaled $ 4,260, $ 5,500 and $ 6,241 for the years ended December 31, 2011, 2012 and 2013, respectively.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 8:-	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2013 were as follows:

Balance as of January 1, 2012	$167,007

Gain of control in subsidiaries	156,381
Adjustments due to finalized purchase price allocation	20
Foreign currency translation adjustments	3,452

Balance as of December 31, 2012	326,860

Gain of control in subsidiaries	11,695
Deconsolidation of a subsidiary	(124,052)
Reclassifications and goodwill adjustment after revaluation of contingent consideration	382
Foreign currency translation adjustments	12,549

Balance as of December 31, 2013	$227,434

The Company performed annual impairment tests during the fourth quarter of 2013 and did not identify any impairment losses (See Note 2n).

Note 9:-	Intangible Assets, Net

a.	Intangible assets, net, are comprised of the following as of the below dates:

	December 31,
	2012	2013
Original amounts:

Capitalized Software costs	$83,225	$68,124
Customer relationship	51,192	39,853
Acquired technology	7,980	3,112
Other intangibles	5,338	5,384

	147,735	116,473
Accumulated amortization:

Capitalized Software costs	49,776	53,899
Customer relationship	17,609	18,950
Acquired technology	1,575	429
Other intangibles	3,515	3,552

	72,475	76,830

Total	$75,260	$39,643

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 9:-	Intangible Assets, Net (Cont.)

b.	Amortized expenses totaled $ 10,103, $ 20,150 and $ 18,108 for the years ended December 31, 2011, 2012 and 2013, respectively.

c.	Estimated other intangible assets amortization for the years ended:

December 31,

2014	$9,581
2015	8,248
2016	6,700
2017	4,122
2018	3,125
2019 and thereafter	7,866

Total	$39,642

Note 10:- Liabilities to Banks and Others

a.	Composition:

	December 31, 2013	Linkage Basis	Long-term liabilities	Current maturities	Total long-term liabilities net of current maturities	Total long-term liabilities net of current maturities
	Interest rate		December 31, 2013			December 31, 2012
	%

	3.5-5.9	NIS - Unlinked	$79,550 1	$18,972	$60,578	$57,983

	Libor + 4.05%	USD -Unlinked	4,023	4,023	-	4,000

	Libor + 3.5%	USD -Unlinked	2,904	1,055	1,849	-

		Other	20	-	20	2,676

Total			$86,497	$24,050	$62,447	$64,659

b.	Maturity dates:

	December 31,
	2012	2013

First year (current maturities)	$15,667	$24,050
Second year	17,623	22,829
Third year	15,899	16,860
Fourth year	12,049	13,116
Fifth year and thereafter	19,088	9,642

Total	$80,326	$86,497

c.	For details of liens, guarantees and credit facilities, see Note 14.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 11:- Debentures

a.	Comprised as follows:

		Interest	December 31,
	Linkage	rate	2012	2013

Non-convertible debentures (b)	CPI	5.15%	$15,735	$-

Less - current maturities of debentures			(15,735)	-

Total			$-	$-

b.	Non-convertible debentures:

The above-listed non-convertible debentures were issued and sold by Matrix in August 2007 and listed on TASE for trade based on prospectus issued by the Matrix in February 2008. The total issued par value of the debentures as of the issuance date was NIS 250,000 (approximately $ 62,000).

The debentures bear interest at an annual rate of 5.15% plus additional 0.5% until the debentures were to be listed for trading on the TASE. Interest is paid every six months commencing on December 31, 2007 through December 31, 2013. The principal amount owed under the debentures will be repaid in four equal annual installments on December 31 of each of the years 2010 through 2013 (included). The principal and interest owed under the debentures are linked to the Israeli consumer price index ("CPI"). The effective interest rate of the debentures is 5.21% per annum.

On May 28 2013, Matrix Board of Directors decided on early redemption of the outstanding balance of the debentures. The early redemption payment was made in one installment, at the interest payment date on June 30, 2013 (the "Early Redemption Date"). The amount of actual redemption was approximately NIS 60,752 (approximately
$ 16,792). After the early redemption, the debentures were written off for trading and from the TASE Clearing House. The amount per NIS 1 par value that the Company redeemed equals to the value of the bonds` liability value, (i.e. principal plus interest and linkage differences to the actual date of early redemption). At December 31, 2013, no debentures are outstanding.

Note 12:- Employee Option Plans

a.	In March 2008, Formula's shareholders approved the adoption of Formula's 2008 Employee and Officer Share Option Plan (the "2008 plan"). Pursuant to the 2008 plan, the Company may grant from time to time to the Formula’s and its subsidiaries' employees and officers (who are not Formula's controlling shareholders) options to purchase up to 400,000 ordinary shares of Formula. The 2008 plan is administered by Formula's board of directors. The 2008 plan provides that options may be granted, from time to time, to such grantees to be determined by the board, at an exercise price and under such terms to be determined at its sole and absolute discretion. Options may be granted under the 2008 plan through January 2018.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 12:- Employee Option Plans (Cont.)

In January 2009, Formula granted to its chief executive officer, in connection with his new service agreement, options to purchase 396,000 ordinary shares. These options vested over a three-year period, commencing on December 17, 2008, on a quarterly basis. The exercise price of the options was NIS 0.01 per share. The options were to expire six years after the date of grant. In April 2010, the Company’s chief executive officer exercised all of the options. Total fair value of the grant was calculated based on the Formula share price on the grant date and equaled to $ 926 ($ 2.34 per share).

In March 2011, Formula's shareholders approved the adoption of Formula's 2011 Employee and Officer Share Option Plan (the "2011 plan"). Pursuant to the 2011 plan, the Company may grant from time to time to the Company's and its subsidiaries' employees and officers (which are not Formula's controlling shareholders) options to purchase up to 545,000 ordinary shares of Formula. The 2011 plan is administered by Formula's board of directors. The 2011 plan provides that options may be granted, from time to time, to such grantees to be determined by the board, at an exercise price and under such terms to be determined at its sole and absolute discretion. Options may be granted under the plan through March 2021. In 2012, the Company increased the amount of ordinary shares reserved for issuance under the 2011 plan by 1,200,000 options.

In March 2011, concurrently with the amendment and extension of Formula chief executive officer's service agreement, the Company approved him a grant of options exercisable for an additional 543,840 ordinary shares. The options vest in equal quarterly installments, over a four year period that commence in December 31, 2011 and concludes in December 31, 2015. The exercise price of the options is NIS 0.01 per share. In May 2011, the chief executive officer exercised all of these options for redeemable restricted shares, for which the Company's redemption right was to lapse in accordance with the remaining vesting schedule for the unvested options from which they arose. Total fair value of the grant was calculated based on the Formula share price on the grant date and totaled $ 9,055 ($ 16.65 per share).

In December 2011, at which time Formula was negotiating an amendment and an extension of its chief executive officer's service agreement, it redeemed all of the above-described 543,840 shares for no consideration.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 12:- Employee Option Plans (Cont.)

In March 2012, concurrently with the amendment and extension of its chief executive officer’s service agreement, the board of directors of Formula awarded him with a new share option incentive plan, following the redemption of the 543,840 redeemable ordinary shares which were granted to him in March 2011 and which were not yet vested in their redemption date. Under the 2011 plan, the chief executive officer of Formula was granted with options exercisable to 1,122,782 ordinary shares of Formula (the "New grant"), as long as he continue to serve as (i) a director of Formula and/or (ii) a director of each of the directly held subsidiaries of Formula; provided that if he fails to meet the foregoing requirement (A) due to the request of the board of directors of either Formula or any of its directly held subsidiaries (other than a request which is based on actions or omissions by the chief executive officer that would constitute "cause" under his service agreement with Formula), (B) because the chief executive officer is prohibited under the governing law or charter documents of the relevant company or the stock exchange rules and regulations applicable to such company from being a director of such company (other than due to his actions or omissions) or (C) notwithstanding the chief executive officer’s willingness to be so appointed (but provided that neither (A) nor (B) applies); then, in each of (A), (B) and (C), the chief executive officer will be deemed to have complied with clauses (i) or (ii) above. The options vest, i.e., Formula’s redemption right with respect to the options and the underlying ordinary shares issuable upon exercise lapses, in equal quarterly installments over an eight year period that commenced in March 2012 and concludes in December 31, 2019. The exercise price of the options is NIS 0.01 per share. The New grant is accounted for as a modification to the March 2011 grant to the chief executive officer. Total fair value of the grant was calculated based on the share price on the grant date and totaled $ 18,347 ($ 16.34 per share).

In accordance with the terms of the option grant, the shares issuable upon exercise of the options will be deposited with a trustee and Formula chief executive officer will not be permitted to vote or dispose of them until the shares are released from the trust.

In June 2013 all options were exercised into shares however they have been deposited with a trustee and Formula’s chief executive officer is not permitted to vote or dispose of them until the shares are released from the trust. All shares participate in dividends and have the right to vote, however for so long as the shares are held by the trustee (even if they have vested) the voting rights may only be exercised by the trustee. In accordance with the guidelines of Formula incentive plan for so long as the shares underlying any grant under the plan are being held by the trustee they will be voted by the trustee in the same proportion as the results of the shareholder meeting.  Only those shares for which the vesting period has expired may be collected from the trustee. As of December 31, 2013 all 1,122,782 shares were deposited with the trustee.

b.	Formula's subsidiaries grant, from time to time, options to their employees to purchase shares in the respective companies. The options were mainly granted during the years 1999-2011. In general, the options expire 7-10 years after grant. For further information with respect to expenses relating to the benefit to the employees, an additional disclosure required by ASC 718, see Note 2y.

c.	The following table sets forth the breakdown of stock-based compensation expense resulting from stock options grants, as included in the consolidated statements of income:

	Year ended December 31,
	2011	2012	2013

Cost of revenues	$4	$16	$11
Research and development expenses	54	114	67
Selling and marketing expenses	92	82	86
General and administrative expenses	4,473	4,708	3,814

Total stock-based compensation expense	$4,623	$4,920	$3,978

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 12:- Employee Option Plans (Cont.)

Magic:

The following table is a summary of employee option activity as of December 31, 2013, and changes during the year ended December 31, 2013, in Magic:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2013	1,157,385	$2.74	5.87	$2,298
Granted	85,000	$6.00
Exercised	(528,627)	$2.73
Expired and forfeited	(10,648)	$1.51

Outstanding at December 31, 2013	703,110	$3.16	6.68	$2,822

Exercisable at December 31, 2013	461,610	$2.36	5.78	$2,219
Vested and expected to vest at December 31, 2013	703,110	$3.16	6.68	$2,822

The weighted-average grant-date fair value of options to purchase Magic shares granted during the years ended December 31, 2011 and 2012 was $ 1.88 $ 4 and $ 6, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2013. This value would change based on changes in the market value of Magic's ordinary shares.

The total intrinsic value of Magic options exercised during the years ended December 31, 2011, 2012 and 2013 was $ 2,197, $ 572 and $ 1,741, respectively. As of December 31, 2013, there was $ 423 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under Magic’s option plans. This cost is expected to be recognized over a weighted-average period of approximately three years.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 12:- Employee Option Plans (Cont.)

Matrix:

The following table is a summary of employee option activity as of December 31, 2013, and changes during the year ended December 31, 2013, in Matrix:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2013	2,100,000	$3.85	2.80	$976
Granted	-
Exercised	(75,000)	0
Expired and forfeited	-

Outstanding at December 31, 2013	2,025,000	4.29	1.96	1,671

Exercisable at December 31, 2013	1,050,000	$4.46	1.96	$693

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2013. This value would change based on the change in the market value of Matrix' ordinary shares. As of December 31, 2013, there was approximately $ 105 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under Matrix equity incentive plan. Those costs are expected to be recognized over a weighted-average period of twelve months. The total intrinsic value of options exercised during the years ended December 31, 2011, 2012, and 2013 was $ 738, $ 376 and $ 380, respectively.

Note 13: - Liability in respect of capital lease

The following are details of the Company’s future minimum lease commitments in respect of capital leases as of December 31, 2013:

	Minimum lease payments	Interest	Present value of minimum lease payment

First year	$590	$110	$480
Second year until fifth year	1,547	128	1,419
Total	$2,137	$238	$1,899

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 14:- Commitments and Contingencies

a.	Liens:

Pursuant to a bank credit agreement, a lien has been incurred by the Company over a certain portion of its investment in outstanding shares of Matrix and Sapiens. As of February 2014 the bank credit was repaid and all liens have been removed - see also note 18.

b.	Guarantees:

1.	The Group has provided certain bank guarantees in an aggregate of approximately $ 14,500 as security for its subsidiary companies’ performance of various contracts with customers. If the subsidiaries were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees distribute the amounts claimed to be due.

2.	Certain subsidiaries have provided bank guarantees aggregating to $ 4,400 as security for rent to be paid for their offices and credit lines from banks. If such subsidiaries were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees distribute the amounts claimed to be due.

c.	Covenants:

In connection with the Group's credit facility agreements, primarily Matrix, with various financial institutions, the Group committed to the following:

1.	To maintain certain financial ratios. The Group has met the financial ratios as of December 31, 2012 and 2013.

2.	Matrix committed not to grant a security interest in all or substantially all of its assets.

3.	Matrix committed not to distribute dividends that will cause its equity (when measured based on International Financial Reporting Standards ("IFRS") to be less than NIS 275,000 (approximately $ 79,000). As of December 31, 2013, Matrix's equity was approximately NIS 581,000 (approximately $ 167,000) (as measured based on IFRS).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 14:- Commitments and Contingencies (Cont.)

d.	Legal proceedings:

1.	In August 2009, a software company and one of its owners filed an arbitration proceeding against Magic and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in an amount of approximately NIS 52,000 (approximately $ 14,980). The arbitrator determined that both Magic and the subsidiary breached the non-disclosure agreement. The closing summaries regarding damages have been submitted, but the arbitrator has not yet rendered his ruling.

In June 2011 the plaintiffs filed a motion to allow them to amend the claim by adding new causes of action and increasing the damages claimed in the lawsuit by approximately additional NIS 238,000 (approximately $ 68,568) based on new arguments. Following discussions, the arbitrator rejected the motion and determined that if the plaintiffs wish to claim the additional damages (and the additional causes of action) they should do so in a separate legal proceeding. To date the plaintiffs have not filed an additional lawsuit.

Magic recorded an accrual to cover damages to be awarded, based on the conclusions of the financial expert opinion that was filed by Magic in the arbitration proceedings. At this time, given the multiple uncertainties involved and in large part to the highly speculative nature of the damages sought by the plaintiff, which leaves a wide discretion to the arbitrator in quantifying and awarding the damages, the Company is unable to estimate the amount of the probable loss, if any, to be recognized or whether the accrual will be sufficient to cover the damages that will be awarded.

2.	In addition to the above-described legal proceedings, from time to time, Formula and/or its subsidiaries are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. The Company applies ASC 450, "Contingencies," and accrues a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in the determination of both the probability and as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. The Company intends to defend itself vigorously against the above claims, and it generally intends to vigorously defend any other legal claims to which it is subject. While for most litigation, the outcome is difficult to determine, to the extent that there is a reasonable possibility that the losses to which the Company may be subject could exceed the amounts (if any) that it has already accrued, the Company attempts to estimate such additional loss, if reasonably possible, and disclose it (or, if it is an immaterial amount, indicate accordingly). The aggregate provision that the Company has recorded for all other legal proceedings (other than the particular material proceedings described above) is not material. Furthermore, in respect of its ordinary course legal, administrative and regulatory proceedings (that is, other than the particular material proceedings described above), the Company estimates, in accordance with the procedures described above, that as of the current time there is no reasonable possibility that it will incur material losses exceeding the non-material amounts already recognized.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 14:- Commitments and Contingencies (Cont.)

e.	Operating lease commitments:

The following are details of the Company’s future minimum lease commitments for office equipment, office space and motor vehicles under non-cancelable operating leases as of December 31, 2013:

2014	$21,585
2015	10,432
2016	9,338
2017	7,856
2018 and Thereafter	5,723

$54,934

Rent expenses for the years 2011, 2012 and 2013, were approximately $ 13,000, $ 15,559 and $ 16,107, respectively.

f.	Royalty commitments:

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

Royalty expenses amounted to $ 340, $ 574 and $ 450 in 2011, 2012 and 2013, respectively, and are included in cost of revenues.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 15:- Equity

The composition of the Company’s share capital is as follows:

	December 31, 2013			December 31, 2012
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding

Ordinary shares, NIS 1 par value each	25,000,000	15,287,402	14,718,782	25,000,000	14,164,620	13,596,000

a.	Formula's ordinary shares, par value NIS 1 per share, are traded on the TASE and Formula's ADSs, each representing one ordinary share, are traded on the NASDAQ.

b.	Formula holds 568,620 of its ordinary shares.

c.	In May 2011, Formula distributed a cash dividend of approximately $ 10,000 (or $ 0.71 per share).

d.	In July 2013, Formula distributed a cash dividend of approximately $ 5,446 ($ 0.37 per share).

e.	On December 30, 2013, Formula declared a cash dividend of approximately $ 4,563 (or $0.31 per share) to be paid on February 6, 2014.

f.	For information concerning Formula employees and officers share option plan, see Note 12.

g.	In December 2010, Magic consummated a private placement of its ordinary shares and warrants with several institutional and private investors, issuing 3,287,616 ordinary shares at a price of $ 6.5 per share and in a total amount of $ 20,290 net of issuance expenses. In addition, certain of the purchasers received warrants to purchase up to an aggregate of 1,134,231 Magic ordinary shares at an exercise price of $ 8.26 per share. The warrants are exercisable as of six months from the date of issuance, have a term of three years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions.

Note 16:- Income Taxes

a.	Israeli taxation:

1.	Taxable income of Israeli companies is subject to tax at the rate of 24% in 2011, 25% in 2012, 25% in 2013 and 26.5% in 2014 and onwards.

On July 30, 2013, the Israeli Parliament (the Knesset) approved the second and third readings of the Economic Plan for 2013-2014 ("Amended Budget Law") which consists, among others, raising the Israeli corporate tax rate from 25% to 26.5% commencing January 1, 2014.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16:- Income Taxes (Cont.)

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (“the Law"):

Certain production and development facilities of Formula's Israeli subsidiaries have been granted "Approved Enterprise" and "Privileged Enterprise" status pursuant to the Law, which provides certain tax benefits to its investment programs including tax exemptions and reduced tax rates. Income not eligible for Approved Enterprise and Privileged Enterprise benefits is taxed at regular rates.

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise's income. The tax-exempt income attributable to the benefit period of the Approved Enterprise programs mentioned above can be distributed to shareholders without subjecting the Company to taxes, only upon the complete liquidation of the applicable Israeli subsidiary. Tax-exempt income generated under the Privileged Enterprise program will be subject to taxes upon dividend distribution (which includes the repurchase of the Company's shares) or liquidation.

For all the above referred to operations, the benefit periods under the Law have not yet commenced.

The entitlement to the above benefits is conditional upon the fulfillment of the conditions stipulated by the Law and related regulations (see below). Should any of Formula's Israeli subsidiaries fail to meet such requirements in the future, income attributable to the relevant entity's Approved Enterprise or Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate, and the entity could be required to refund a portion of the tax benefits already received with respect to such programs. As of December 31, 2013, management believes that Formula's Israeli subsidiaries are in compliance with all of the conditions required by the Investment Law.

Effective January 1, 2011, the Israeli Knesset enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, ("the Amendment"). According to the Amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Formula's Israeli subsidiaries entire preferred income. These subsidiaries will be able to opt to apply (the waiver is non-recourse) the Amendment and from then on it will be subject to the amended tax rates as follows: 2014 - 16%. As of December 31, 2013, none of Formula's Israeli subsidiaries has applied for this amendment. The profits of these “Industrial Companies” will be freely distributable as dividends, subject to a withholding tax of 20% (on distribution commencing January 1, 2014) or lower, under an applicable tax treaty. Certain “Special Industrial Companies” that meet more stringent criteria (significant investment, R&D or employment thresholds), will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. In order to be classified as a “Special Industrial Company,” the approval of three governmental authorities in Israel is required.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16:- Income Taxes (Cont.)

Certain of Formula Israeli subsidiaries intend to apply the new incentives regime under Amendment 68 to its Approved Enterprises in Israel starting in 2014 and believe that they will qualify as an “Industrial Company” under the new law.

3.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxes), 1969:

It is Formula’s management belief that some of its Israeli subsidiaries currently qualify as an "Industrial Company," within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industrial Encouragement Law"). That Industrial Encouragement Law defines an "Industrial Company" as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production. Under the Industrial Encouragement Law, these Israeli subsidiaries are entitled to amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes as well as accelerated depreciation rates on equipment and buildings.

4.	Foreign Exchange Regulations

Under the Foreign Exchange Regulations, some of Formula's Israeli subsidiaries calculate their tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. None-of Israeli income taxes, foreign withholding taxes nor deferred income taxes has been provided in relation to undistributed earnings of the non-Israelis subsidiaries. This is because the Company intends to permanently reinvest undistributed earnings in the foreign subsidiaries in which those earnings arose. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

c.	Net operating loss carryforwards:

Formula

Formula stand alone had cumulative losses for tax purposes as of December 31, 2013 totaling approximately $ 68,640 (as of December 31, 2012, the amount was $ 60,030), which can be carried forward and offset against taxable income in the future for an indefinite period,

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16:- Income Taxes (Cont.)

Matrix

Matrix had cumulative losses for tax purposes as of December 31, 2013 totaling approximately $ 33,700 (as of December 31, 2012, the amount was $ 38,100), which can be carried forward and offset against taxable income in the future for an indefinite period,

Magic

As of December 31, 2013, Magic and its Israeli subsidiaries had operating loss carryforwards of $ 12,412, which can be carried forward and offset against taxable income in the future for an indefinite period. Magic's subsidiaries in Europe had estimated total available tax loss carryforwards of $ 5,252 as of December 31, 2013, to offset against future taxable income. Magic's subsidiaries in the U.S. had estimated total available tax loss carryforwards of $ 2,835 as of December 31, 2013, which can be carried forward and offset against taxable income for a period of up to 20 years, from the year the loss was incurred.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions ("annual limitations") of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Sapiens

As of December 31, 2013, certain subsidiaries of Sapiens had tax loss carry-forwards totaling approximately $ 45,912. Most of these carry-forward tax losses have no expiration date.

Formula, its subsidiaries and its affiliates have cumulative losses for tax purposes as of December 31, 2013 totaling approximately $ 177,211 (as of December 31, 2012, the amount was $ 188,600), of which $ 146,927 was in respect of companies in Israel which can be carried forward and offset against taxable income in the future for an indefinite period, and approximately $ 30,284 of which was in respect of companies abroad (as of December 31, 2012, that amount was $ 26,000).

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

Formula and its subsidiaries are routinely examined by various taxing authorities. Below is a summary of the income tax assessments of Formula, its subsidiaries and its affiliates:

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16:- Income Taxes (Cont.)

Formula

Formula's tax years 2009 through 2013 remain subject to examination by the Israeli Tax Authorities.

Matrix

Matrix and its subsidiaries have received final tax assessments (or assessments that are deemed final) through the 2010 and 2009 tax years.

Magic

Magic (the Israeli entity) and its Israeli subsidiaries have received final tax assessments (or assessments that are deemed final) through the year 2008. Non-Israeli subsidiaries of Magic are taxed according to the tax laws in their respective jurisdictions of domicile of residence. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to adjustment for foreign tax credits) and foreign withholding taxes.

Sapiens

As of December 31, 2013, most of the Sapiens' Israeli subsidiaries are subject to Israeli income tax audits for the tax years 2008 through 2012, to U.S. federal income tax audits for the tax years of 2009 through 2013, and to other for the tax years of 2006 through 2013.

e.	Deferred tax assets and liabilities:

1.	Composition, net:

	December 31,
	2012	2013

Net operating losses carried forward	$44,822	$32,414
Allowances, reserves and intangible assets	(487)	3,409
Capitalized software costs	(3,140)	(1,723)
Differences in measurement basis (cash basis for tax purposes)	(6,770)	(6,104)

	34,425	27,996
Valuation allowance	(25,407)	(20,692)

Total	$9,018	$7,304

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16:- Income Taxes (Cont.)

2.	Presentation in balance sheets:

	December 31,
	2012	2013

Other current assets (Note 17c)	$7,527	$4,876
Other non-current assets	13,618	13,152
Other current liabilities	(4,143)	(2,567)
Long-term liabilities	(7,984)	(8,157)

	$9,018	$7,304

f.	Income before taxes on income:

	Year ended December 31,
	2011	2012	2013

Domestic	$32,692	$37,430	$47,717
Foreign	10,258	12,893	7,582

Total	$42,950	$50,323	$55,299

g.	Income taxes included in the statements of income:

	Year ended December 31,
	2011	2012	2013
Current taxes:

Domestic	$8,351	$5,955	$5,474
Foreign	1,136	1,113	2,526

	9,487	7,068	8,000
Deferred taxes:

Domestic	(3,948)	(453)	2,464
Foreign	150	(32)	(1,538)

Deferred taxes, net	(3,798)	(485)	926

Taxes on income	$5,689	$6,583	$8,926

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

The following table presents reconciliation between the theoretical tax expense, assuming that all income was taxed at statutory tax rates, and the actual income tax expense, as recorded in the Company's statements of income:

	Year ended December 31,
	2011	2012	2013

Income before income taxes, as per the statement of operations	$42,950	$50,323	$55,299

Statutory tax rate in Israel	24%	25%	25%

Theoretical tax expense	10,308	12,581	13,825
Reconciliation:
Non-deductible expenses	1,539	1,965	810
Effect of different tax rates	922	547	813
Deferred taxes on losses (utilization of losses) and temporary differences for which a valuation allowance was provided, net	883	(761)	(183)
Effect of change in Israel tax rates	(1,606)	-	(677)
Prior year losses and temporary differences for which deferred taxes were recorded, net	(6,692)	(4,179)	(1,110)
Uncertain tax position	297	(1,260)	(3,560)
Taxes in respect of prior years	(707)	(2,456)	(638)
Other	745	146	(354)

Income taxes as per the statement of operations	$5,689	$6,583	$8,926

Effective tax rate - in %	13.2%	13.1%	16.1%

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16:- Income Taxes (Cont.)

i.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of total unrecognized tax benefits in Formula's subsidiaries is as follows:

Balance as of January 1, 2012	$4,181

Increase due to consolidation of Sapiens	1,566
Increase related to current year tax positions	66
Decrease related to prior years' tax positions	(401)

Settlements with tax authorities	(925)

Balance as of December 31, 2012	4,487

Increase due to deconsolidation of Sapiens	(634)
Increase related to current year tax positions
Decrease related to prior years' tax positions	(2,836)

Balance as of December 31, 2013	$1,017

The Group recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2011, 2012 and 2013, the amounts recognized, on a consolidated basis, for interest and penalties expenses related to uncertain tax positions were $ (154), $ 97 and $ 17, respectively. In addition, the Group's consolidated liability for unrecognized tax benefits including accrued interest and penalties related to uncertain tax positions was $ 239 and $ 58 at December 31, 2012 and 2013, respectively, which is included within income tax accrual in the Group's consolidated balance sheets.

As of December 31, 2013, there was no uncertain tax positions for which it was reasonably possible that the total amount of the Group's unrecognized tax benefits would significantly increase or decrease within 12 months.

As of December 31, 2013, the entire amount of unrecognized tax benefit (i.e., $994) could affect the Group's income tax provision and the effective tax rate.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 17:- Supplementary Financial Statement Information

Balance Sheets:

a.	Other accounts receivable and prepaid expenses:

Composition:

	December 31,
	2012	2013

Government departments	$17,331	$14,599
Employees (1)	368	420
Prepaid expenses and advances to suppliers	11,490	13,920
Deferred taxes	7,527	4,876
Restricted deposits	699	289
Other	1,448	505

Total	$38,863	$34,609

(1)	Some of these balances are linked to the CPI, and bear interest at an annual rate of 4%.

b.	Liabilities to Banks:

Composition:

	December 31,		December 31,
	2013		2012	2013
	Interest rate	Linkage
	%	basis

Bank credit	Prime+2%	Unlinked	$12	$-
Short-term bank loans	Prime+0.1%		8,502	11,586
Current maturities of long-term loans from banks (see Note 10)			15,093	24,050

Total			$23,607	$35,636

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 17: - Supplementary Financial Statement Information (Cont.)

c.	Other accounts payable:

Composition:

	December 31,
	2012	2013

Government institutions	$14,391	$13,068
Customer advances	917	2,601
Deferred taxes (Note 16e)	4,143	2,567
Accrued royalties to the OCS (Note 14f)	1,170	-
Accrued expenses and other current liabilities	10,209	4,617

Total	$30,830	$22,853

d.	Financial expenses, net:

Composition:

	Year ended December 31,
	2011	2012	2013

Financial income	$1,030	$1,043	$983
Financial costs related to long-term debt	(5,020)	(6,144)	(4,629)
Financial costs related to short-term credit and others	(1,599)	(1,828)	(3,577)
Gain (loss) from marketable securities, net (1) (2)	(911)	257	987

Total	$(6,500)	$(6,672)	$(6,236)

(1)	Includes gains (losses) from trading securities still held by the Company for the years 2011, 2012 and 2013 in amounts of $ (197), $ 957 and $ 985, respectively (see Note 4).

(2)	Includes impairment of available-for-sale marketable securities for 2011 and 2012 of $ 714 and $ 700, respectively (see Note 4).

e.	Other expenses (income), net:

Composition:

	Year ended December 31,
	2011	2012	2013

gain (loss) on sale of fixed assets, net	$(92)	$(22)	$14
Other loss (income)	(115)	(152)	-

Total	$(207)	$(174)	$14

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

Matrix

Matrix provides software solutions and services, software development projects, outsourcing, integration of software systems and services – all in accordance with its customers' specific needs. Matrix also provides upgrading and expansion of existing software systems. Matrix operates through its directly and indirectly held subsidiaries in the following segments: (1) Software solutions and services (Information Technology – IT); (2) Learning and integration; (3) Computer infrastructure and integration solutions; and, (4) Software product marketing and support.

Software solutions and services:

The software solutions and services provided by Matrix consist of providing tailored software solutions and upgrading and expanding existing software systems. These services include, among others, developing customized software, adapting software to the customer's specific needs, implementing software and modifying it based on the customer's needs and integrating all or part of the above elements. The scope of work invested in each element varies from one customer to the other.

Learning and integration:

Matrix's activities in this segment consist of operating a network of high-tech training and instruction centers which provide application courses, professional training courses and advanced professional studies in the high-tech industry.

Computer infrastructure and integration solutions:

Matrix's activities in this segment consist of: (1) providing computer and telecommunication infrastructure solutions; (2) selling and marketing personal computers, portable computers, Intel servers, peripheral equipment, operating systems, servers and workstations that use UNIX and VMS and selling and marketing mainframe storage and backup systems such as IP and IBM; (3) providing computer and peripheral equipment maintenance services, lab and helpdesk services.

Software product marketing and support:

Matrix's activities in this segment include marketing and support for various software products the principal of which being CRM, computer systems management infrastructures, web world content management, database and data warehouse mining, application integration, database and systems, data management and software development tools.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 17: - Supplementary Financial Statement Information (Cont.)

Magic

Magic is a global provider of proprietary application development and business process integration software solutions and related professional services, and a vendor of IT outsourcing services.

Magic software solutions are used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, its technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. Its software solutions include application platforms for developing and deploying specialized and high-end large-scale business applications (Magic xpa application platform, formerly branded uniPaaS and Appbuilder) and an integration platform that allows the integration and interoperability of diverse solutions, applications and systems in a quick and efficient manner (Magic xpi business and process integration platform, formerly branded iBOLT). These solutions enable Magic customers to improve their business performance and return on investment by supporting the affordable and rapid delivery and integration of business applications, systems and databases.

Using its products solutions, enterprises and independent software vendors can accelerate time-to-market by rapidly building integrated solutions, deploying them in multiple environments while leveraging existing IT resources. In addition, its solutions are scalable and platform-agnostic, enabling its customers to build solutions by specifying their business logic requirements in a commonly used language rather than in computer code, and to benefit from seamless platform upgrades and cross-platform functionality without the need to re-write applications. Magic technology also enables future proof protection and supports current market trends such as the development of mobile applications that can be deployed on a variety of smartphones and tablets, and cloud environments.

With respect to IT outsourcing services, Magic offers a complete portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services and supplemental staffing services.

Magic products and services are available through a global network of regional offices, independent software vendors, system integrators, distributors and value added resellers as well as original equipment manufacturers and consulting partners in approximately 50 countries.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 17: - Supplementary Financial Statement Information (Cont.)

Sapiens

Sapiens is a leading global provider of proprietary software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core software solutions for Property & Casualty/General Insurance, or P&C, and Life, Annuities, & Pensions, or L&P, providers, allowing them to manage policy administration, claims management and billing functions. Sapiens also provides record-keeping software solutions for providers of Retirement Services and offer a variety of technology-based solutions that enable organizations to deploy business logic and comply with policies and regulations across their organizations. Sapiens solutions enable customers to respond to evolving market needs and regulatory changes, while improving the efficiency of their core operations, thereby increasing revenues and reducing costs.

Sapiens has developed scalable, configurable, rule-based core software platforms which offer its clients comprehensive and function-rich solutions. Sapiens solutions allow its customers to support new delivery channels such as mobile and social, rapidly deploy new products, and improve operational efficiency. As its software is customizable to match specific business requirements, it supports its customers’ operations across different market segments, geographies and regulatory regimes. In addition, its software solutions enable compliance with complex and rapidly evolving regulations in the insurance and wider financial services industry.

Sapiens technology-based solutions include application development and business decision management platforms. its application development platforms allow for the deployment of tailor-made solutions that address unique business needs for which pre-packaged software solutions may not be available. Its business decision management platform, Sapiens DECISION, allows business professionals to design, simulate, implement, change and analyze the business logic that drives financial operations and compliance in a business-friendly format and environment. Its platform facilitates the swift deployment of new or changed business logic that originates from regulatory updates or market changes, reduces costs and improves efficiency by shortening the software development lifecycle. This platform empowers the organization’s business users as they manage their business strategy, rules and logic by using business terms rather than programming language. Sapiens' insurance solutions are deployed at leading insurance carriers globally. Sapiens' service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve their business objectives.

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

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 17: - Supplementary Financial Statement Information (Cont.)

On November 19, 2013, the date on which Formula’s interest in Sapiens' outstanding common shares diluted from 56.8% to 48.6% until December 31, 2013, as described in Note 1, Sapiens' results of operations were reflected in the Company's results using the equity method of accounting and therefore were not considered an operating segment during this period. .

The Company evaluates the performances of each of its directly held subsidiaries based on operating income/loss. Headquarters and finance expenses of Formula are allocated proportionally among the subsidiaries:

	Matrix	Sapiens	Magic	Total

Revenues:
2013	$535,585	$117,281	$144,958	$797,824
2012	514,931	104,110	126,380	745,421
2011	491,144	36,515	113,328	640,987

Inter-segment sales:
2013	870	-	280	1,150
2012	690	-	-	690
2011	370	-	-	370

Operating income:
2013	35,169	9,015	17,351	61,535
2012	33,525	7,825	15,645	56,995
2011	30,974	4,487	13,989	49,450

	Matrix	Sapiens	Magic	Total

Identifiable assets:
2013	357,625	-	108,067	465,692
2012	325,203	99,598	104,204	529,005

Goodwill:
2013	165,253	-	62,181	227,434
2012	155,628	119,701	51,531	326,860

Identifiable liabilities:
2013	226,127	-	23,762	249,889
2012	189,080	46,580	23,859	259,519

Depreciation and amortization:
2013	7,381	8,588	8,380	24,349
2012	7,873	10,333	7,444	25,650
2011	5,893	3,430	5,040	14,363

Investments in segment assets:
2013	3,577	2,794	497	6,868
2012	3,157	1,327	510	4,994
2011	8,048	362	497	8,907

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 17: - Supplementary Financial Statement Information (Cont.)

The following table presents reconciliation, between the data concerning revenues, assets and liabilities appearing in the individual operating segments' financial statements and the corresponding data appearing in the Company's consolidated financial statements:

	Year ended December 31,
	2011	2012	2013

Revenues:
Revenues as above	$640,987	$745,421	$797,824
Less inter-segment transactions	(370)	(690)	(1,150)

Revenues as per statements of operations	$640,617	$744,731	$796,674

	December 31,
	2012	2013
Identifiable assets:
Total assets of operating segments	$855,865	$693,126
Assets not identifiable to a particular segment	26,067	184,352
Elimination of inter-segment assets and other	(296)	-

Total assets as per consolidated balance sheets	881,636	877,478

Identifiable liabilities:
Total liabilities of operating segments	259,519	249,889
Liabilities not identifiable to a particular segment	153,751	145,751
Elimination of inter-segment liabilities and other	(296)	-

Total liabilities as per consolidated balance sheets	$412,974	$395,640

g.	Geographical information:

1.	The Company's long-lived assets are located as follows:

	December 31,
	2012	2013

Israel	$19,328	$18,018
United States	619	439
Europe	1,140	682
Japan	290	209
Other	82	60

Total	$21,459	$19,408

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 17: - Supplementary Financial Statement Information (Cont.)

2.	Revenues:

The Company’s revenues classified by geographic area (based on the location of customers) are as follows:

	Year ended December 31,
	2011	2012	2013

Israel	$486,025	$500,775	$526,972
International:
United States	92,484	137,298	155,002
Europe	38,377	74,126	84,864
Other	23,731	32,532	29,836

Total	$640,617	$744,731	$796,674

h.	Earnings per share:

The following table presents the computation of basic and diluted net earnings per share for the Company:

	Year ended December 31,
	2011	2012	2013

Numerator:
Net income basic earnings per share - income available to shareholders	$42,962	$24,030	$80,985

Amount for diluted earnings per share - income available to shareholders	42,962	24,030	80,985

Weighted average shares outstanding
Denominator for basic net earnings per share	13,514	13,596	13,725
Effect of dilutive securities	155	194	398

Denominator for diluted net earnings per share	13,669	13,790	14,123

Basic net earnings per share	3.17	1.78	5.90

Diluted net earnings per share	$3.11	$1.72	$5.70

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18:- SUBSEQUENT EVENT

On January 2014 Formula finalized the terms of a NIS 200,000 loan (approximately $57,620) extended to it by an Israeli institutional investor. The loan is secured by certain of the shares of each of Formula’s publicly held subsidiary and affiliated companies Matrix, Magic and Sapiens. The loan's average duration is approximately four years (paid over a period of 6 years) and carries fixed annual interest rate of 5.5%. Formula intends to use the loan proceeds to promote new investments as well as for the continued investment in its foregoing three subsidiaries, all in accordance with its growth and business development strategies.

On March 5, 2014, Magic completed a follow-on public of its ordinary shares on the NASDAQ. Magic issued 6,900,000 ordinary shares, including 900,000 shares sold pursuant to the underwriters' full exercise of their over-allotment option at a price to the public of $8.50 per share.  Magic's net proceeds from the offering are expected to amount to approximately $54.7 million after deducting underwriting discounts and commissions. As a result of Magic’s issuance of its ordinary shares, Formula percentage interest in Magic decreased from 51.6% to 45.0%.

On April 4, 2014 the Company acquired the operations of, a US-based full-service provider of consulting and staffing solutions for IT, Engineering and other professional staff (i.e. accounting and finance, administrative, customer service, healthcare (Nursing, Clinical, Lab, Scientific), human resources, manufacturing, marketing/sales, and Operations) for a total consideration of $4,000. The company believes the acquisition will broadens its existing U.S. footprint and adds leading Fortune 500 companies to its customer base, making an important contribution to its growth strategy.

- - - - - - - - - - - - - - - - - - -

