Form 20-F/A
period 2013-12-31
FORMULA SYSTEMS (1985) LTD
filed 2014-12-31
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yes * No ☒

EXPLANATORY NOTE

This Amendment No. 1, or the Amendment, to the Annual Report on Form 20-F for the year ended December 31, 2013, or the Annual Report, filed on April 30, 2014 with the Securities and Exchange Commission, or the SEC, is being filed by Formula Systems (1985) Ltd., or the Company, to amend the Annual Report for the sole purpose of adding, in accordance with Rule 2-05 of Regulation S-X, the reports of the auditors of certain of our affiliated companies upon which our principal auditor relied, and to which our principal auditor referred, in rendering its audit report on our consolidated financial statements that was included in the Annual Report. The subject audit reports had been inadvertently omitted from the Annual Report.

In keeping with the SEC requirements related to this Amendment, it consists solely of (i) the entirety of Item 18 of Form 20-F, along with (ii) Exhibits 12.1 and 12.2, which constitute the required certifications of our principal executive officer and principal financial officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, (iii) Exhibits 13.1 and 13.2, which consist of the certifications of our principal executive officer and principal financial officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and (iv) the consents of our accountants that serve as Exhibits 15.1 through 15.5 to the Amendment.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report, or reflect any events that have occurred after the Annual Report was originally filed.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith are filed as part of this Amendment to the Annual Report, as noted on the pages below:

Report of Independent Registered Public Accounting Firm	F-3-F-5
Consolidated Balance Sheets at December 31, 2013 and 2012	F-6-F-7
Consolidated Statements of Income for the Years Ended December 31, 2013, 2012 and 2011	F-8
Consolidated Statements of Comprehensive Income	F-9
Statements of Changes in Equity for the Years Ended December 31, 2013, 2012 and 2011	F-10-F-11
Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2012 and 2011	F-12-F-15
Notes to Consolidated Financial Statements	F-16-F-74

ITEM 19. EXHIBITS

Exhibit No.

1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan and amendment +
8	List of Subsidiaries+
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kaiserer, a member of Ernst & Young Global*
15.2	Consent of Levy Cohen and Co.*
15.3	Consent of Levy Cohen and Co.*
15.4	Consent of Levy Cohen and Co.*
15.5	Consent of KDA Audit Corporation*
101	The following financial information from Formula Systems (1985) Ltd.’s annual report on Form 20-F for the year ended December 31, 2013 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2012 and 2013; (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2012 and 2013; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012 and 2013; (iv)Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2012 and 2013; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.+

+ Filed with the original filing of the Annual Report.

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

FORMULA SYSTEMS (1985) LTD.

By:	/s/Asaf Berenstin	December 31, 2014
	Asaf Berenstin	Date
Chief Financial Officer

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

Feb 21 14 07:22p p.1

Levy Cohen & Co.

Registered Auditors

37 Broadhurst Gardens, London NW6 3QT

Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

Magic Software Enterprises (UK) Limited

We have audited the accompanying balance sheet of Magic Software Enterprises (UK) Limited (the "Company") as of December 31, 2013 and 2012, and the related profit and loss account and changes in shareholders' equity for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2013 and 2012, and the related profit and loss account and changes in shareholders' equity for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,

Yours sincerely,
LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants

February 10, 2014

J. Cohen CPA (ISR)
R. Shahmoon ACA

Registered to carry out audit work in the UK by The Institute of Chartered Accountants in England and Wales. Details about our audit registration can be viewed at www.auditregister.org.uk under reference no. C008178288.

Feb 21 14 07:23p p.3

Levy Cohen & Co.

Registered Auditors

37 Broadhurst Gardens, London NW6 3QT

Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

Hermes Logistics Technologies Limited

We have audited the accompanying balance sheet of Hermes Logistics Technologies Limited (the "Company") as of December 31, 2013 and 2012, and the related profit and loss account and changes in shareholders' equity for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2013 and 2012, and the related profit and loss account and changes in shareholders' equity for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,
LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants

February 10, 2014

J. Cohen CPA (SR)
R. Shahmoon ACA

Registered to carry out audit work in the UK by The Institute of Chartered Accountants in England and Wales. Details about our audit registration can be viewed at www.auditregister.org.uk under reference no. C008178286.

Feb 21 14 07:22p p.2

Levy Cohen & Co.
Registered Auditors
37 Broadhurst Gardens, London NW6 3QT
Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

Pilat Europe Limited

We have audited the accompanying balance sheet of Pilat Europe Limited (the "Company") as of December 31, 2013, and the related profit and loss account and changes in shareholders' equity for the year ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2013, and the related profit and loss account and changes in shareholders' equity for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,
LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants

February 6, 2014

J. Cohen CPA (ISR)
R. Shahmoon ACA

Registered to carry out audit work in the UK by The Institute of Chartered Accountants in England and Wales. Details about our audit registration can be viewed at www.auditregister.org.uk under reference no. C006178266.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2013, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Tokyo, Japan
January 30, 2014

KDA Audit Corporation

KDA Audit Corporation

1

