Form 20-F
period 2014-12-31
FORMULA SYSTEMS (1985) LTD
filed 2015-04-30
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

As of December 31, 2014, the registrant had 14,719,782 outstanding ordinary shares, NIS 1 par value, of which 303,879 were represented by American Depositary Shares.

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

As used in this annual report, references to “we,” “our,” “ours” and “us” refer to Formula Systems (1985) Ltd. and its subsidiaries, unless otherwise indicated. References to “Formula” refer to Formula Systems (1985) Ltd. alone. Our operations are currently conducted through our subsidiaries –, Matrix IT Ltd., or Matrix, Sapiens International Corporation N.V., or Sapiens, InSync Staffing Solutions, Inc., or InSync, and our affiliated company Magic Software Enterprises Ltd., or Magic Software. Through March 5, 2014, when we lost control of Magic Software, Magic Software was our subsidiary. From August 21, 2011 to January 27, 2012 and from November 19, 2013 to December 23, 2014, during which periods we did not hold a majority interest in Sapiens. Sapiens was an affiliated company and not a subsidiary.

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

We have derived the following consolidated income statement data for the years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 from our audited consolidated financial statements and notes included elsewhere in this annual report. We have derived the consolidated income statement data for the years ended December 31, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010, 2011 and 2012 from our audited consolidated financial statements that are not included in this annual report. Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and presented in U.S. dollars. During 2014, certain insignificant irregularities were discovered which affected certain income statement line items for the years 2009 through-2013. These irregularities were corrected retroactively and such corrections are reflected in the Income Statement Data presented below. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data:

	Year ended December 31,
	2010	2011	2012	2013	2014
	(U.S. dollars in thousands, except share and per share data
Revenues	$547,474	$638,899	$742,981	$795,881	$636,417
Cost of revenues	412,463	492,886	564,803	603,080	530,083
Gross profit	135,011	146,013	178,178	192,801	106,334
Research and development costs, net	5,503	5,148	12,349	14,168	787
Selling, general and administrative expenses	84,510	93,340	110,758	117,877	70,517
Other expenses (income), net	231	(207)	(174)	14	(5)
Operating income	44,767	47,732	55,245	60,742	35,035
Financial expenses, net	(4,371)	(6,500)	(6,672)	(6,236)	(4,866)
Income before taxes on income	40,396	41,232	48,573	54,506	30,169
Taxes on income	5,989	5,276	6,145	8,728	10,074
Equity in gains (losses) of affiliated companies, net	(1,070)	25,870	3,744	60,683	74,590
Net income	33,337	61,826	46,172	106,461	94,685
Change in redeemable non-controlling interests	-	-	(967)	1,735	154
Net income attributable to non-controlling interests	15,792	19,517	23,766	24,039	13,698
Net income attributable to Formula’s shareholders	$17,545	$42,309	$23,373	$80,687	$80,833

		Year ended December 31,
	2010	2011	2012	2013	2014
	(U.S. dollars in thousands, except share and per share data)
Net earnings per share
Basic	1.31	3.12	1.73	5.88	5.80
Diluted	1.30	3.06	1.67	5.68	5.59
Weighted average number of shares outstanding (in Thousands):
Basic	13,282	13,514	13,596	13,725	13,929
Diluted	13,523	13,669	13,790	14,123	14,408

Balance Sheet Data:

		December 31,
	2010	2011	2012	2013	2014
		(U.S. dollars in thousands)
Total assets	$621,557	$667,861	$876,928	$871,795	$1,120,739
Total liabilities	289,383	318,949	412,974	395,640	466,172
Equity	332,174	348,912	463,954	476,155	654,567

Dividends

In December 2014, Formula declared a cash dividend to its shareholders, to be paid in February 2015, of $0.535 per share. The aggregate amount distributed by Formula was approximately $7.9 million.

In July 2014, Formula distributed to its shareholders a cash dividend of $0.48 per share. The aggregate amount distributed by Formula was approximately $7.1 million.

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

Adapting to evolving technologies may require us to invest a significant amount of resources into the development, integration, support and marketing of products and services that work with or utilize those technologies. For example, the acceptance and growth of cloud computing, enterprise mobility, security and cyber and digital are examples of rapid technological changes for which we have adapted our products and software services offerings. Developing and implementing cloud computing, enterprise mobility, security and cyber and digital into certain of our software solution models and software services offerings required us to make a substantial financial investment and required significant attention from our management to refine our business strategies to include the delivery of these solutions. As the market continues to adopt new technologies, we expect to continue to make substantial investments in our service solutions and system integrations related to these changing technologies. Even if we succeed in adapting to a new technology by developing attractive products and services and successfully bringing them to market, there is no assurance that the new product or service will have a positive impact on our financial performance and could even result in lower revenue, lower margins and higher costs and therefore could negatively impact our financial performance.

If our products and software services fail to compete successfully with those of our competitors, we may have to reduce the prices of our products, which, in turn, may adversely affect our business.

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

Furthermore, several software development centers worldwide offer software development services at lower prices than we do. Due to the intense competition in the markets in which we operate, software products and services prices may fluctuate significantly. As a result, we may have to reduce the prices of our products, which in turn, may adversely affect our revenues and the gross margins for our products.

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

The typical sales cycle for certain of our solutions and services is lengthy and unpredictable, requires pre-purchase evaluation by a significant number of persons in our customers’ organizations, and often involves a significant operational decision by our customers. Our sales efforts involve educating our customers and industry analysts about the use and benefits of our products and services, including the technical capabilities of our products and the potential cost savings achievable by organizations deploying our solutions or utilize our services. Customers typically undertake a significant evaluation process, which frequently involves not only our products, but also those of our competitors and can result in a lengthy sales cycle with little or no control over any delays encountered by us. We spend substantial time, effort and money in our sales efforts without any assurance that such efforts will produce any sales.

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

In April 2014, Formula acquired InSync Staffing Solutions, Inc,, a U.S. based full-service provider of consulting and staffing solutions for IT, engineering and other professional staff (i.e. accounting and finance, administrative, customer service, healthcare, human resources, manufacturing, marketing/sales, and operations). The total consideration paid by Formula was $4.0 million.

In January 2012, our subsidiary Matrix acquired a 60% interest in Exzac Inc., a U.S. based company in the field of risk management for financial institutions that deals in commerce, and which specializes in application services for enterprise fraud management. In consideration for the shares, Matrix paid the sellers an amount of $6.8 million with the addition of approximately $0.2 million for Exzac Inc. equity (Moreover, the sellers were entitled to an additional consideration that is contingent on meeting certain targets based on the excess of operating income results over predetermined amount, but in any event not more than $2.5 million). As part of the acquisition both Matrix and the sellers received mutual options for the purchase of the sellers' remaining shares in Exzac Inc. On December 19, 2012, the option was partially exercised and Matrix purchased from one of the sellers its shares in Exzac (20% of the Exzac Inc. shares, in consideration of $5.0 million and with additional consideration that was to be calculated according to a formula based on the Exzac results in 2014), while the option for purchasing the remaining 20% in Exzac Inc., was exercised on January 5, 2014 (in consideration of $5.0 million and with additional consideration that was to be calculated according to a predetermined formula based on the Exzac results in 2014). At the request of the sellers, in November 2014, Matrix agreed to an early settlement of the remaining contingent amount based on an estimated calculation of Exzac results in 2014. As of December 31, 2014 Matrix holds 100% in Exzac without any liability to any of the sellers.

In August 2014, our subsidiary Sapiens acquired Knowledge Partners International LLC, or KPI and the assets of The Decision Model Licensing LLC, or TDML. KPI is a leader in decision management consultancy, services and training and through TDML owns certain patents used as part of Sapiens’ Decision solution. The total consideration was $2.1 million in cash and 57,000 ordinary shares of Sapiens Software Solutions (Decision) Ltd., or Sapiens Decision, the subsidiary of Sapiens which holds all of the interests in KPI. In addition, one of the shareholders of KPI received 88,500 restricted shares of Sapiens Decision plus $450,000 in cash, subject to certain performance criteria.

In February 2015, Magic Software entered into a definitive agreement to acquire a 70% stake, with an option to increase the holding to 100%, in a profitable Israeli-based company that specializes in software professional services for mainframes and complex large-scale environments.

In November 2013, Magic Software acquired the operations of Allstates Technical Services, LLC, a U.S. based full-service provider of consulting and staffing solutions for IT, Engineering and Telecom personnel, for a total consideration of $11.0 million.

During the year ended December 31, 2014, Matrix completed three acquisitions for a total cash consideration of up to approximately $4.7 million, of which $ 3.1 million was attributed to goodwill and $ 1.3 million to other identifiable intangible assets. These acquisitions generally enhance our group's technologies, product and services offerings.

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

We may furthermore need to raise capital in connection with any such acquisition or investment, which we would likely seek via public or private equity or debt offerings. The issuance of equity securities pursuant to any such financing could be dilutive to our existing shareholders. The issuance of equity securities by our any of our significant subsidiaries pursuant to any such financing could be dilutive to our existing interest in these subsidiaries. If we raise funds through debt offerings, we may be pressured in serving such debt. If we use cash or debt financing, our financial liquidity will be reduced, the holders of our debt may have claims on our assets ahead of holders of our ordinary shares and our business operations may be restricted by the terms of any debt. Our ability to raise capital in this manner also depends upon market and other conditions, many of which are beyond our control. Due to unfavorable conditions, we could be required to seek alternative financing methods, such as bank financings, which involve borrowing money on terms that are not favorable to us. Difficulties in raising equity capital or obtaining debt financing on favorable terms, or the unavailability of financing, including bank borrowings, may hinder our ability to implement our strategy for selective acquisitions and investments.

If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

We have experienced rapid growth during the last five years, through both acquisitions and organic growth. The number of our employees increased from approximately 5,339 as of December 31, 2010 to approximately 10,108 as of December 31, 2014 (including our affiliate Magic Software) and may increase further as we aim to enhance our businesses. This increase may significantly strain our management and other operational and financial resources. In particular, continued headcount growth increases the integration challenges involved in:

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

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly from $199.6 million as of December 31, 2010 to $267.1 million and $449.3 million as of December 31, 2013 and 2014, respectively, as a result of our acquisitions, and may increase further following future acquisitions. Impairment testing under U.S. GAAP may lead to further impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

During the years ended December 31, 2012, 2013 and 2014, no impairment was required for any of our reporting units and no impairment losses were identified for these intangible assets and software products.

Our credit facility agreements with banks and other financial institutions contain a number of restrictive covenants which, if breached, could result in acceleration of our obligation to repay our debt.

In the context of our engagements with banks and other financial institutions for receiving various credit facilities we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including limitations on our ability to incur debt and sell or acquire assets. These credit facilities agreements also contain various covenants which require us to maintain certain financial ratios related to shareholders’ equity, total rate of debt and liabilities, minimum outstanding balance of total cash and short-term investments and operating results that are customary for companies of comparable size. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us and, by extension, to our shareholders. In addition, we have secured a credit facility with certain of the shares of each of Formula’s publicly held subsidiaries Matrix and Sapiens and affiliate Magic Software. A breach of the restrictive covenants could result in the acceleration of our obligations to repay our debt.

Marketing our products and services in international markets may require increased expenses and greater exposure to risks that we may not be able to successfully address.

We intend to continue to focus our efforts on selling proprietary software solutions and services in international markets and to devote significant resources to these efforts to expand our international operations as part of our growth strategy. If we are unable to continue achieving market acceptance for our solutions or continue to successfully penetrate international markets, our business will be harmed. In 2013 and 2014, we received approximately 34% and 16.5% of our consolidated revenues, respectively, from customers located outside of Israel (including but not limited to the United States, Europe, Japan, Asia-Pacific, India and South Africa). The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources which could adversely affect our business. If we had continued to consolidate Magic’s revenues in all of 2014, 28% of our revenues would have been generated from customers located outside of Israel.

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

During periods of slowing economic activity our customers may reduce their demand for our products, technology and software services, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. Economies throughout the world currently face a number of challenges, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. Notwithstanding the improving economic conditions in some of our markets, many companies are still cutting back expenditures or delaying plans to add additional personnel or systems. Any further worsening of global economic conditions could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral. Any of these events would likely harm our business, operating results and financial condition.

If we are unable to attract, train and retain qualified personnel, including senior management, we may not be able to achieve our objectives and our business could be harmed.

Our success depends largely on the contributions of our employees and our ability to attract, motivate and retain qualified professional, including technology, consulting, engineering, marketing and management professionals and also upon our ability to attract and retain qualified computer professionals to serve as temporary IT personnel. Competition for the limited number of qualified professionals with a working knowledge of certain sophisticated computer languages is intense.  We compete for technical personnel with other providers of technical IT consulting and staffing services, systems integrators, providers of outsourcing services, computer systems consultants, clients and temporary personnel agencies. A shortage of, and significant competition for software professionals with the skills and experience necessary to perform the required services, may require us to forego projects for lack of resources and may adversely affect our business, results of operations and financial condition. In addition, our ability to maintain and renew existing engagements and obtain new business for our contract IT professional services operations depends, in large part, on our ability to hire and retain technical personnel with the IT skills that keep pace with continuing changes in software evolution, industry standards and technologies, and client preferences. Demand for qualified professionals conversant with certain technologies may outstrip supply as new and additional skills are required to keep pace with evolving computer technology or as competition for technical personnel increases. Increasing demand for qualified personnel could also result in increased expenses to hire and retain qualified technical personnel and could adversely affect our profit margins.

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

In addition, some of the products and software services that we provide involve key aspects of customers’ information systems and may be considered critical to the operations of our clients’ businesses. As a result, our customers have a greater sensitivity to failures in these systems than do customers of other software products generally. In addition, our exposure to legal liability may be increased in the case of outsourcing contracts in which we become more involved in our clients’ operations. If a customer’s system fails during or following the provision of products or services by us, or if we fail to provide customers with proper support for our software products or do so in an untimely manner, we are exposed to the risks of cancellation of our contract with the customer and a legal claim for substantial damages being filed against us, regardless of whether or not we are responsible for the failure. While we typically strive to include provisions designed to limit our exposure to legal claims relating to our services and the solutions we develop, these provisions may not adequately protect us or may not be enforceable in all cases. The general liability insurance coverage that we maintain, including coverage for errors and omissions, is subject to important exclusions and limitations. We cannot be certain that this coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our profitability.

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

For example, five customers of one of our four significant subsidiaries and affiliates— Sapiens— and its subsidiaries accounted for 30% and 31% of Sapiens’ consolidated revenues in 2013 and 2014, respectively (or 5% and 8% of our consolidated revenues, respectively). One significant customer of an affiliate—Magic Software— accounted for 13% and 10% of its consolidated revenues in 2013 and 2014, respectively (or 2% and 3% of our consolidated revenues, respectively). There can be no assurance that the existing customers of our significant subsidiaries and affiliates will enter into new project contracts with us or that they will continue using our technologies and IT services. A significant decline in our revenue stream from existing customers would have an adverse effect on our operating results.

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

We provide services for a wide range of Israeli governmental agencies. Any reduction in total Israeli government spending for political or economic reasons, such as occurred during the Israeli recession ending in 2004 or the current worldwide recession, may reduce our revenues and profitability. In addition, the government of Israel has experienced significant delays in the approval of its annual budget in recent years and will experience such a delay also during the first half of 2015 with respect to the 2015 government budget, which allows government offices to utilize their monthly spending based on 1/12 of 2014 approved budget. Such delays in the future could negatively affect our cash flows by delaying receipt of payment from the government of Israel for services performed.

If our interest in our subsidiaries’ outstanding equity interests becomes diluted below 50% or if we are unable to retain effective control over our subsidiaries and affiliated company, we would cease to consolidate them and our operating results may fluctuate significantly.

We currently hold a controlling interest in Matrix, Sapiens and InSync through our direct equity holdings. As a result of our controlling interests in those subsidiaries as of December 31, 2014, we consolidated their balance sheets with ours and, with respect to Sapiens, included its operating results beginning from December 31, 2014 and with respect to InSync, beginning from April 1, 2014, following our consummation of the acquisition of InSync.

As of January 1, 2012, Formula’s interest in Sapiens outstanding common shares was 47.3%. On January 27, 2012, Formula consummated the purchase of Sapiens common shares in private transactions, resulting in an increase in Formula’s interest in Sapiens' outstanding common shares from 47.3% to 52.1%, following which Formula regained control over Sapiens. As a result, a gain in an amount of $ 3.4 million was recorded during 2012 and is presented in our income statement in the item “equity in gains of affiliated companies, net”. Formula purchased additional Sapiens common shares in market and off-market transactions.

On November 19, 2013, Sapiens completed a follow-on public offering of its ordinary shares on the NASDAQ. Sapiens issued 6,497,400 shares at a price of $ 6.25 per share before issuance expenses. Total net proceeds from the issuance amounted to approximately $37.8 million. As a result of the offering, Formula’s interest in Sapiens' outstanding common shares was diluted below 50% (from 56.8% to 48.6%). Our investment in Sapiens following the dilution was measured under the equity method of accounting. The gain recognized in relation to Formula’s loss of control in Sapiens amounted to $61.2 million and is presented in the income statement as equity in gains of affiliated companies, net.

During the period following the offering through December 23, 2014, Formula purchased additional Sapiens common shares, bringing its interest in Sapiens common shares to 50.2% of Sapiens common shares on December 23, 2014. As a result, Formula regained control over Sapiens as of such date and Sapiens’ balance sheet is consolidated into Formula’s balance sheet.

From August 21, 2011 until January 27, 2012, and from November 19, 2013 until December 23, 2014 Sapiens' results of operations were reflected in our results of operations using the equity method of accounting.

On March 5, 2014, following Magic Software’s public offering of additional 6,900,000 of its ordinary shares our percentage interest in Magic Software outstanding ordinary shares decreased from 51.6% to 45.0% and Magic Software was no longer our subsidiary as of such date and thereafter its results of operations were reflected in our results of operations using the equity method of accounting.

Although it is our board of directors investment strategy to maintain effective control over our directly held subsidiaries, If we are unable to continue maintaining a controlling interest in Matrix and Sapiens, as a result of equity issuances to third parties that are unaffiliated with us or otherwise or we are unable to regain control over Magic Software, we would cease to consolidate the operating results of Matrix and Sapiens and not reconsolidate Magic Software, based on relevant accounting guidelines. This, in turn, could result in significant fluctuations of our consolidated operating results. In addition, should the share price of our traded subsidiaries and equity method investees fall significantly below the carrying amount of these investees for a long duration it may indicate that the carrying amount of these investees has been impaired and may require us to record impairment losses.

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

Some of our software services and technologies may use “open source” software, which may restrict how we use or distribute our services or require that we release the source code of certain products subject to those licenses.

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

Risks Related to our Traded Securities

There is limited trading volume for our ADSs and ordinary shares, which reduces liquidity for our shareholders, and may furthermore cause the stock price to be volatile, all of which may lead to losses by investors.

There has historically been limited trading volume for our ADSs and ordinary shares, respectively, both on the NASDAQ Global Select Market and the TASE, such that still not reached the level that enables shareholders to freely sell their shares in substantial quantities on an ongoing basis and thereby readily achieve liquidity for their investment. As a further result of the limited volume, our ordinary shares have experienced significant market price volatility in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as announcements of developments related to our subsidiaries’ and affiliates’ business, announcements by competitors of our subsidiaries and affiliates, quarterly fluctuations in our financial results and general conditions in the industry in which we through our subsidiary and affiliates compete.

The market price of our ordinary shares and ADSs may be volatile and you may not be able to resell your shares at or above the price you paid, or at all.

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

	NASDAQ		Tel Aviv Stock Exchange*
	In US$		In NIS		In US$
Year	High	Low	High	Low	High	Low
2014	33.79	21.02	114.10	83.70	32.83	21.52
2013	26.64	16.22	94.99	57.89	26.96	15.51
2012	17.88	13.55	69.21	54.41	17.83	13.59
2011	20.49	11.14	75.57	43.94	20.55	11.81
2010	18.92	10.82	68.98	40.21	18.21	10.77

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

The market prices of our ordinary share and ADSs may be adversely affected if the market prices of our publicly traded subsidiaries or affiliated company decrease.

A significant portion of our assets is comprised of equity securities of directly held publicly traded companies. Our publicly traded subsidiaries and affiliate are, as of the current time, Matrix, Sapiens and Magic Software. The share prices of these publicly traded companies have been extremely volatile, and have been subject to fluctuations due to market conditions and other factors which are often unrelated to operating results and which are beyond our control. Fluctuations in the market price and valuations of our holdings in these companies may affect the market’s valuation of the price of our ordinary shares and ADSs and may also thereby impact our results of operations. If the value of our assets decreases significantly as a result of a decrease in the value of our interest in our publicly traded subsidiaries and affiliated company, our business, operating results and financial condition may be materially and adversely affected and the market price of our ordinary shares and ADSs may also fall as a result.

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

Asseco Poland S.A., or Asseco, owns approximately 48.7% of our outstanding ordinary shares (which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares). Therefore, Asseco can significantly influence the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This voting power may have the effect of delaying or preventing a change in control which may otherwise be favorable to our minority shareholders. In addition, potential conflicts of interest may arise in the event that we or any of our subsidiaries or other affiliates enter into agreements or transactions with affiliates of Asseco. Although Israeli law imposes certain procedures (including shareholder approval) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

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

We are incorporated under the laws of, and our headquarters and principal research and development facilities are located in, the State of Israel, and approximately 66% and 83.5% of our consolidated revenues in 2013 and 2014, respectively were generated from the Israeli market (had we consolidated Magic Software’s revenues and Sapiens revenues for all of 2014, 63% of our revenues would have been generated from the Israeli market). As a result, we are directly influenced by the political, economic and military conditions affecting Israel. In addition, several countries still restrict business with Israel and with companies doing business in Israel. These political, economic and military conditions in Israel, and business restrictions, could have a material adverse effect on our business, financial condition, results of operations and future growth.

In recent years, there have been hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. Most recently, in July 2014, an armed conflict commenced between Israel and Hamas. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect our business, financial condition and results of operations in the future.

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

Some of our Israeli subsidiaries and affiliates have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provide certain benefits, including tax exemptions and reduced tax rates under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at regular rates (26.5% in 2014 and thereafter).

In the event of distribution of dividends in these subsidiaries from said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved/ Beneficiary Enterprise's income. Tax-exempt income generated under the Approved/Beneficiary Enterprise program will be subject to taxes upon dividend distribution (which includes the repurchase of the Company's shares) or liquidation. The benefits period under the Investment Law has yet to commence.

The entitlement to the above benefits (once they commence) is conditional upon the fulfillment of the conditions stipulated by the Investment Law and applicable regulations. Should the Israeli subsidiaries fail to meet such requirements in the future, income attributable to the Approved Enterprise and Beneficiary Enterprise programs could be subject to the statutory Israeli corporate tax rate and they may be required to refund a portion of the tax benefits already received, with respect to such programs.

Fluctuations in foreign currency values may affect our business and results of operations.

Due to our extensive operations and sales in Israel, most of our revenues and expenses from our IT services are denominated in NIS. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars in accordance with ASC 830. Therefore, we are exposed to the risk that a devaluation of the NIS relative to the dollar will reduce our revenue growth rate in dollar terms. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently denominated in other currencies, particularly the Euro, Japanese Yen , British Pound and South African Rand, while a substantial portion of our expenses relating to the proprietary software products and related services, principally salaries and related personnel expenses, is denominated in NIS. As a result, the depreciation of the Euro, Japanese Yen, British Pound or South African Rand relative to the U.S. dollar reduces our dollar recorded revenues from sales of our proprietary software products and related services that are denominated in those currencies and thereby harms our results of operations. In addition, the appreciation of the NIS relative to the dollar increases the dollar recorded value of expenses that we incur in NIS in respect of such proprietary software products sales, and, therefore, could adversely affect our results of operations and harm our competitive position in the markets. The depreciation (appreciation) of the dollar in relation to the NIS (based on the change in the exchange rate reported by the Bank of Israel from the start to the conclusion of each year) amounted to 2.3%, 7.0% and (12.0)% for the years ended December 31, 2012, 2013 and 2014, respectively. Rises in the inflationary rate in Israel further increase the dollar cost of our NIS-based operating expenses and adversely impact the profits that we realize from our proprietary software products sales. The Israeli rate of inflation amounted to 1.6%, 1.8% and (-0.2)% for the years ended December 31, 2012, 2013 and 2014, respectively. We have engaged and may continue in the future to engage in certain hedging transactions, to decrease the risk of financial exposure from fluctuations in the exchange rate of the non-dollar currency forecasted cash flows. However, we cannot assure you that these measures will adequately protect us from the material adverse effects described above. For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects—Overview—Our Functional and Reporting Currency.”

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

We believe that we were not a PFIC in 2014 but may be classified as such in 2015. Since a PFIC status is only determined as of the end of the taxable year and is dependent on a number of factors, therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2015 or in a future taxable year. Rules similar to those applicable to gains derived from the disposition of our ordinary shares or ADSs also apply to certain “excess distributions.” A decline in the value of our ordinary shares or ADSs could result in our company being classified as a PFIC. U.S .investors should consult with their own tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares or ADSs. For a discussion of how we might be characterized as a PFIC and related tax consequences, see “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations.”

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

In November 2010, Emblaze Ltd., our former controlling shareholder, sold its controlling stake in us to Asseco Poland SA, a Polish IT company listed on the Warsaw Stock Exchange. Asseco currently beneficially owns 48.7% of our issued and outstanding ordinary shares (which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares).

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

Capital Expenditures and Divestitures

Our principal investment and divestiture activities and related financing activities since the start of our 2012 fiscal year are described below. For additional information relating to our investment, divestiture and financing activities during 2013 and 2014, see “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources.”

Changes in our percentage ownership of Sapiens. As of January 1, 2012, our percentage interest in our subsidiary Sapiens was 47.3%. We subsequently increased our investment in Sapiens, acquiring additional common shares of Sapiens in private transactions that raised our beneficial ownership to 56.6% of Sapiens’ outstanding share capital as of December 31, 2012. We purchased additional shares in 2013 which resulted in our percentage interest increasing to 57.2% as of May 2013. In November 2013, Sapiens issued 6,497,400 of its common shares in a follow-on public offering, As a result, as of December 31, 2013, our percentage interest in Sapiens decreased to 48.6%. We purchased additional shares in 2014 which resulted in our percentage interest increasing to 50.2% as of December 31, 2014. Pursuant to our acquisitions of Sapiens common shares, we have invested an aggregate of $11.7 million, $2.7 million and $11.9 million in 2012, 2013 and 2014, respectively. The source of such funds has been our working capital and loans from financial institutions.

Changes in our percentage ownership of Magic Software. During 2012 and 2013, we increased our investment in Magic Software, acquiring additional ordinary shares of Magic Software in private transactions that have raised our beneficial ownership to 52.3% and 51.6% of Magic Software’s outstanding share capital as of December 31, 2012 and 2013, respectively. In March 2014, Magic Software issued 6,900,000 of its ordinary shares in a follow-on public offering, of which we purchased 700,000 ordinary shares. As a result, our beneficial ownership percentage in Magic Software decreased to 45.0%. Pursuant to our acquisitions of Magic Software’s ordinary shares, we have invested an aggregate of $2.6 million, $0 million and $6.6 million in 2012, 2013 and 2014, respectively. The source of such funds has been our working capital and a bank loan.

Changes in our percentage ownership of Matrix. During 2012, 2013 and 2014, we have increased our investment in Matrix, acquiring additional ordinary shares of Matrix in private transactions that have raised our beneficial ownership to 50.11%, 50.11% and 50.2% of Matrix outstanding share capital as of December 31, 2012, 2013 and 2014, respectively. Pursuant to our acquisitions of Matrix ordinary shares, we have invested an aggregate of $0.4 million, $0.1 million and $1.3 million in 2012, 2013 and 2014, respectively. The source of such funds has been our working capital and a bank loan.

Acquisition of InSync Staffing Solutions Inc. In April 2014, Formula acquired all of the interests in InSync Staffing LLC, a U.S.-based full service provider of staffing solutions for IT, engineering and other professional staff. We recorded a capital expenditure of $4.0 million in respect of this acquisition.

Acquisition of a software vendor by Magic Software. In October 2014, Magic Software acquired 100% of F.T.S. – Formula Telecom Solutions Ltd., or FTS, an Israeli based software vendor. FTS specializes in the development, sale, service and support of Business Support Systems, including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries. FTS has a track record of successful implementation of many projects in Western and Eastern Europe, Asia and Africa.

Acquisition of Knowledge Partners International LLC. On August 1, 2014, Sapiens acquired Knowledge Partners International LLC (“KPI”) and the assets of The Decision Model Licensing LLC (“TDML”), for total consideration of $2.1 million in cash and 57,000 ordinary shares of Sapiens Decision, Sapiens’ subsidiary which holds all of the interests in KPI (representing 3% of Sapiens Decision’s issued and outstanding ordinary shares immediately prior to closing). In addition, one of the shareholders of KPI received 88,500 restricted shares of Sapiens Decision plus $450,000 in cash, subject to certain performance criteria. The agreements for the foregoing acquisitions included, among other things, certain put and call options relating to the Sapiens Decision shares issued upon consummation of the transaction and certain other benefits payable upon the occurrence of certain conditions.

Acquisition of Hoshen Eliav Ltd. During January 2014, Matrix purchased 100% of the share capital of Hoshen Eliav Ltd. from its former shareholders in consideration of approximately $1.3 million in cash and contingent consideration estimated at approximately $0.2 million subject to the achievement of the gross profit goals in the next three years. The company focuses on providing consulting to security companies.

Acquisition of Top Q (Aqua) Software Ltd. During March 2014, Matrix purchased 100% of the share capital of Top Q (Aqua) Software Ltd. from its former shareholders in consideration of approximately $1.2 million in cash and contingent consideration based on the achievement of a gross profit goal. The company is engaged in software testing and specializes in automated testing.

Acquisition of Managware Ltd. On October 2, 2014, Matrix purchased 100% of the share capital of Managware Ltd. from its former shareholders in consideration of approximately $1.5 million in cash, contingent consideration of $0.7 million paid at the closing and contingent consideration payable in the future subject to the Managware’s results for the years 2015 to 2017 and contingent upon the continued employment of the former shareholder of Managware. Managware is engaged in the marketing of software and provides other services.

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

Additional Acquisitions by Matrix and Magic Software. In 2013, Matrix and Magic Software completed the acquisition of four other activities for an aggregate total consideration of up to $8.5 million, of which $3.8 million is contingent upon the acquired activities achieve certain targets over time.

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

Acquisition of Israeli software and systems development house by Magic Software. In July 2012, Magic Software acquired an 80% interest in Comm-IT Group, which includes CommIT Technology Solutions Ltd. and CommIT Software Ltd. for a total consideration of $8.9 million, of which $5.0 million was paid upon closing and the remaining $3.9 million is to be paid during the next two years, of which, $ 1.2 million is contingent upon the acquired business meeting certain operational targets in 2012 and 2013, and $ 2.8 million in deferred payments. The Purchaser (Magic Software) and the seller hold mutual call and put options respectively for the remaining 20% interest. Comm-IT Group is a software and systems development house that specializes in providing advanced IT and communications services and solutions.

Additional Acquisitions by Matrix. In 2012, Matrix completed the acquisition of two other activities for an aggregate total consideration of up to $10.0 million.

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

We operate through our subsidiaries: Matrix, Sapiens and InSync and through our affiliated company Magic Software. Until March 4, 2014, Magic Software was our subsidiary. As of March 5, 2014, as a result of the dilution caused by the public offering of Magic Software, we lost the controlling interest and Magic Software became an affiliated company. The following is a description of the areas of our business activity:

IT Services

We design and implement IT solutions and software systems which improve the productivity of our customers’ existing IT assets. In delivering our IT services, we at times use proprietary software developed by members of the Formula Group. We provide our IT services across the full system development life cycle, including definition of business requirements, developing customized software, implementing software and modifying it based on the customer's needs, system analysis, technical specifications, coding, testing, training, implementation and maintenance. We perform our projects on-site or at our own facilities.

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

The Formula Group

Formula is the parent company of subsidiaries and affiliates, which, as noted above, we refer to collectively (together with Formula) as the Formula Group. As of December 31, 2014, we held 100% of the shares of InSync, 50.2% controlling interests in both Matrix and Sapiens and a 45.1% interest in Magic Software through our equity holdings. As of December 31, 2014, we had the right to appoint a majority of the boards of directors of Matrix and Sapiens through our equity holdings. We provide our subsidiaries and our affiliated company with our management, technical expertise and marketing experience to help them to penetrate their respective markets.

We direct the overall strategy of our subsidiaries and affiliated company. While our subsidiaries and affiliated company each have independent management, we monitor the growth of our subsidiaries and affiliated company through our active involvement in the following matters:

·	strategic planning;

·	marketing policies;

·	senior management recruitment;

·	investment and budget policy;

·	financing policies; and

·	overall ongoing monitoring of our subsidiaries’ and affiliated company’s performance.

We promote the synergy and cooperation among our subsidiaries and affiliated company by encouraging the following:

·	transfer of technology and expertise;

·	leveling of human resources demand;

·	combining skills for specific projects;

·	formation of critical mass for large projects; and

·       marketing and selling the Formula Group’s products and services to its collective customer base.

We, through our subsidiaries and affiliated company, offer a wide range of integrated IT solutions and services, including the implementation of integration projects of computing and software, outsourcing, project management software, software development, software testing and QA, and software services, depending on specific needs of the customer and depending on the subject expertise necessary professional all case by case basis, and design, develop and market proprietary software solutions for sale in selected niche markets, both in Israel and worldwide.

Our Subsidiaries

Matrix

Matrix IT Ltd. is one of Israel’s leading integration and information technology services companies. Matrix employs approximately 7,260 software, hardware, integration and training personnel, which provide advanced IT services to more than 600 customers in the Israeli market. Matrix also markets in Israel software and hardware products manufactured by a broad range of international manufacturers.

The solutions, services and products supplied by Matrix are designed to improve Matrix’s customers’ competitive capabilities, by providing a response to their unique IT needs in all levels of their operations.

Areas of Operation

Matrix operates through its subsidiaries in the following principal areas:

-	Software solutions and services (Information Technology – IT).
-	Software product marketing and support.
-	Computer infrastructure and integration solutions.
-	Learning and integration.

Software solutions and services: Matrix provides tailored software solutions and upgrades and expansions of existing software systems. Matrix’s software services include, among others, outsourcing, developing customized software, adapting software to the customer's specific needs, implementing software and modifying it based on the customer's needs, quality assurance and testing of developed technology and integrating all or part of the above elements. The scope of work invested in each element varies from one customer to the other.

Software product marketing and support: Matrix activities in this area include marketing and support for various software products (mainly originated outside of Israel), principally CRM, computer systems management infrastructures, web world content management, database and data warehouse mining, application integration, database and systems, data management and software development tools.

Computer infrastructure and integration solutions: Matrix activities in this area consist of: (1) providing computer and telecommunication infrastructure solutions; (2) selling and marketing personal computers, portable computers, Intel servers, peripheral equipment, operating systems, servers and workstations that use UNIX and VMS and selling and marketing mainframe storage and backup systems such as HP and IBM; (3) providing computer and peripheral equipment maintenance services, lab and helpdesk services and (4) selling and marketing cloud based solutions

Learning and integration: Matrix’s activities in this area consist of operating a network of high-tech training and instruction centers which provide application courses, professional training courses and advanced professional studies in the high-tech industry.

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

In addition to the four sector-based areas of operations, Matrix operates three horizontal divisions providing specialist services for all of the different sectors of operations as follows:

•     Expertise centers – Matrix operates about 20 “expertise centers” (“Centers of Excellence”), in areas such as: Service Oriented Architecture (SOA), Mobility (Mobile Technology), Customer Relations Management (CRM), Enterprise Resource Planning (ERP), eXtended Relationship Management (XRM), Cloud Computing, Digital, User Experience, Open Source, Agile, Security and Cyber and Multi-Channel. These expertise centers are based on business vertical concept, which is targeted to yield significant added value to the company’s customers, including: group of professionals that are focused and have expertise in the related technologies, hands-on experience and expertise in the related technologies, methodologies, and best practices; and

•     A strategic consulting center that provides customers with diverse consultation services on topics such as organization, strategy, business development and technological development.

•     Quality assurance and related professional services under an offshore/”nearshore” model-

In the context of its offshore/”nearshore” activities, Matrix conducts IT-related activities, including content development, quality assurance, maintenance, customer call center services indexing and related activities that are performed in a specific region or country where such activities can be conducted most inexpensively. Matrix offers its customers these types of solutions, whether via its “nearshore” Talpiot project and Babcom Centers Ltd. (the latter, a company located near large Arab population centers in the Galilee, housing thousands of educated and skillful men and women interested in developing a career near their homes) or via its offshore solutions that are based on its development centers in Bulgaria and Macedonia. Periods of economic cautiousness (such as the present time) provide an added incentive for these types of inexpensive economic solutions. This trend is likely to expand Matrix’s operations in these areas in the context of its “Matrix Global” activities.

Matrix’s customers include large and medium size enterprises in Israel, including commercial banks, loan and mortgage banks, telecommunications services providers, cellular operators, credit card companies, leasing companies, insurance companies, security agencies, hi-tech companies, the Israeli Defense Forces and government ministries and public agencies and media and publishing entities. Approximately 60% of Matrix customers in the software solutions and services business segment are in business relations with it for more than ten years and 25% of them are between five to ten years.

Sapiens

Sapiens International Corporation N.V. is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core software solutions for Property & Casualty/General Insurance, or P&C, and Life, Pensions, & Annuities, or L&P, providers, allowing them to manage policy administration, claims management and billing functions. Sapiens also provides record-keeping software solutions for providers of Retirement Services. In addition, Sapiens offers a variety of other technology-based solutions that enable organizations to deploy business logic and comply with policies and regulations across their organizations. Sapiens’ solutions enable customers to respond to the rapidly-evolving market needs and regulatory changes, while improving the efficiency of their core operations, thereby increasing revenues and reducing costs. Sapiens also offers services to insurance providers and financial institutions around the globe, including consulting, migration, project delivery and implementation of our solutions.

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

Sapiens offers its insurance customers a range of packaged software solutions that are:

•	Comprehensive and function-rich, supporting generic insurance standards, regulations and processes by providing field-proven functionality and best practices.
•	Customizable to easily match our customers’ specific business requirements. Sapiens’ flexible architecture and configurable structure allows quick functionality augmentation that permits use of its platform across different markets, unique business requirements and regulatory regimes, using its knowledge and vast experience of insurance best practices.
•	Based on service-oriented architecture (“SOA”) that is engineered to provide easy integration to any external application under any technology, thus allowing streamlined connectivity to all satellite applications and enhancing digital experience and omni-channel distribution. All this while maintaining total platform independence and system reliability.
•	Component-based and scalable, allowing customers to deploy the solutions in a phased and modular approach, reducing risk and destruction to the business, while supporting the growth plans and cost efficiency of the organization.

Sapiens’ packaged software solutions enable:

•	Rapid deployment of new insurance products, via configurable software, which creates a competitive advantage in all of the insurance markets served by Sapiens.
•	Improvement of operational efficiency and reduction of risk, by providing full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices and simple integration and maintenance.
•	Reduction of overhead for IT maintenance through easy-to-integrate solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.
•	Enhanced Omni-channel distribution & focus on the customers, through event-driven architecture, pro-active client management approach, rapid access to all levels of data and a holistic view of clients and distributors
•	Various deployment models – from on-premises deployment approach to Cloud and Hosted solutions.
•	Support of digitalization – digitalization holds massive potential for financial services institutions and insurers, but only if they manage to efficiently digitalize their operations, support multi-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices.

Sapiens’ technology-based solutions include application development and business decision management platforms. Sapiens’ application development platforms allow for the deployment of tailor-made solutions that address unique business needs for which pre-packaged software solutions may not be available. Sapiens’ business decision management platform, Sapiens DECISION, allows business professionals to design, simulate, implement, change and analyze the business logic that drives financial operations and compliance in a business-friendly format and environment. Sapiens’ platform facilitates the swift deployment of new or changed business logic that originates from regulatory updates or market changes, reduces costs and improves efficiency by shortening the software development lifecycle. This platform empowers the organization’s business users as they manage their business strategy, rules and logic by using business terms rather than programming language

Sapiens Solution Offerings

Sapiens Life, Pension & Annuity Solutions

Sapiens ALIS: Sapiens ALIS is a comprehensive L&P software solution for individual, group and worksite insurance products. ALIS provides comprehensive support for the complete policy lifecycle of all life insurance products from quotation and illustrations, through underwriting, insurance billing and servicing up to the claims management and exit processing.

Sapiens ALIS is a modular system and its functional components include all the components necessary for L&P insurers to manage their business. Sapiens ALIS allows insurance carriers to manage their entire core business on a single platform and to integrate Sapiens ALIS with other systems for the completion of a specific activity or domain.

Sapiens Retirement Services: Leveraging on Sapiens ALIS, Sapiens has also developed Sapiens Retirement Services: a modern, end-to-end packaged software solution for record-keeping management for Defined Contribution Recordkeeping providers. Sapiens Retirement Services solution offers a complete end-to-end support of the recordkeeping functionality, based on a modular deployment structure, allowing flexibility on using specific modules, which seamlessly integrates with our customers’ preferred systems/modules. Sapiens Retirement Services supports the full range of Defined Contribution retirement products, including, but not limited to, 401(k), ESOP and Profit Sharing, and the associated plan variations, including ERISA, Non-ERISA, Safe Harbor, Taft Hartley and others.

Sapiens Closed Books: Sapiens Closed Books is a solution for life and pension insurance companies that enables them to efficiently and more effectively administer policies and claims relating to closed books of business, where products are no longer open to new business.

Sapiens TOPAZ: Sapiens TOPAZ is offered uniquely in the Israeli market, enabling L&P carriers in Israel to handle a wide range of L&P activities and regulations that are unique to the Israeli market.

Sapiens Property & Casualty/General Insurance Solutions

Sapiens IDIT: Sapiens IDIT is a component based software solution, addressing the specific needs of general insurance carriers for traditional insurance, direct insurance, bancassurance and brokers markets, primarily in Europe and Asia-Pacific.

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

Sapiens Insight. Insight for P&C is a software solution used by carriers that works on IBM System z (mainframe) and System i platforms. Insight for P&C has been customized to meet specific business demands at the insurer level and regulatory needs at the state level.

Sapiens Reinsurance enables P&C/General Insurance carriers and brokers to handle all of their P&C/General reinsurance activities on a single platform, with full financial control and auditing support. By incorporating in-depth, fully automated functions readily adaptable to each company's business procedures, Sapiens Reinsurance provides full financial control of the reinsurance practice, including support for all auditing requirements and regulatory reporting.

Sapiens Business Decision Management Solutions

Sapiens DECISION is a business decision management solution that consistently enforces business logic across all enterprise applications. Organizations use it to track, verify and ensure that every decision is based on the most up-to-date rules and policies. The solution is powered by The Decision Model®, a widely adopted decision management methodology, for which Sapiens owns a number of patents. Organizations are undergoing a paradigm shift in the way they approach change, by replacing conventional policy and process management with an emerging discipline called decision management. Decision management bridges the gap between business and IT, by enabling business users to rapidly frame requirements in formal business models that can be easily understood by all stakeholders. This ensures that the business logic is complete, internally consistent and accurate, and doesn’t replicate existing logic.

Sapiens DECISION allows the reusability and governance of business logic across all business divisions and software applications, using any rules engine or business process management system, and integrating seamlessly with the BRM or BPM system that the organization has in place.

Sapiens is currently focusing on the development and marketing of Sapiens DECISION in the financial services market in North America and Western Europe, and is in the process of building best practices to be used mostly by mortgage banking, retail banking and investment banking. Sapiens also intends to develop and market Sapiens DECISION for the insurance industry and leverage its industry knowledge and close relationships with its existing customers and partners.

Technology Based Solutions

Sapiens eMerge: Sapiens eMerge is a rules-based, model-driven architecture that enables the creation of tailor-made, mission-critical core enterprise applications with little or no coding. Sapiens’ technology is intended to allow customers to meet complex and unique requirements using a robust development platform.

Sapiens' Global Services

Sapiens provides implementation and integration services to help its customers fully realize benefit from its software solutions. Some of the key advantages of Sapiens’ professional services are:

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

Sapiens also partners with several system integration consulting firms to achieve scalable, cost-effective implementations for our customers. Sapiens has developed an efficient, repeatable methodology that is closely aligned with the unique capabilities of its solutions.

Through its service teams, Sapiens provides a wide scope of services and consultancy around its core solutions, both in the stage of the initial project implementation as well as on-going additional services. Many of its customers also use its services and expertise on an ongoing basis to assist them with various aspects of daily maintenance, ongoing system administration and the addition of new solution enhancements.

In addition, most of Sapiens’ clients elect to enter into an ongoing maintenance and support contract with Sapiens. The terms of such a contract are usually twelve months and are renewed every year. A maintenance contract entitles the customer to technology upgrades (when made generally available) and technical support. In addition, Sapiens offers introductory and advanced classes and training programs available at its offices and at customer sites.

Sales and Marketing

Our subsidiaries and affiliated company conduct sales and marketing efforts primarily through division or product managers as well as through a global channel-network of ISVs, system integrators, value-added distributors and resellers, and OEM and consulting partners. In certain cases, the companies devote sales managers who, aided by their staffs, are responsible for ongoing customer relationships (by maintaining a high level of customer satisfaction and identify up-selling opportunities), as well as sales to new customers. We believe that a high level of post-contract customer support is important to our continued success. In addition, we employ a team of technical specialists who provide a full range of maintenance and support services to our customers to help them fully exploit the capabilities of our solutions.

Our sales teams are located at our offices in Israel, North America, the United Kingdom, Japan, Germany, Belgium, France, the Netherlands, Hungary, India, Australia, Singapore and South Africa. In addition, the IT services companies participate in competitive bidding processes, primarily for turnkey and government projects, as well as large IT services contracts.

Our subsidiaries and affiliated company attend trade shows and exhibitions in the high technology markets to improve their visibility and our market recognition, while further supplementing their sales efforts with space advertising and products and services listing in appropriate directories. In addition, our subsidiaries and affiliated company organize user group meetings (or client conferences) for their customers, where new products and services are highlighted and to strengthen their relationship with our existing customer base. We typically enter into strategic alliances and intend to pursue acquisitions in order to penetrate various international markets and promote sales of our proprietary software solutions in international markets.

InSync

InSync is a US based national supplier of employees to Vendor Management Systems (VMS) Workforce Management Program accounts. InSync specializes in providing professionals in the following areas; Accounting and Finance, Administrative, Customer Service, Clinical, Scientific and Healthcare, Engineering, Manufacturing and Operations, Human Resources, IT Technology, LI/MFG, and Marketing and Sales. With an experienced team of IT recruiters, InSync can rapidly respond to a wide range of requirements with well qualified candidates. InSync currently supports more than 30 VMS program customers with employees in over 40 states.

Our Affiliated Company

Magic Software

Magic Software Enterprises Ltd. is a global provider of proprietary application development, business process integration and comprehensive packaged software solutions and related professional services, and a vendor of IT professional and outsourcing services. Magic Software’s software is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, Magic Software’s technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. With respect to IT services, Magic Software offers a complete portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services and supplemental staffing services. In addition, Magic Software offers a variety of proprietary comprehensive packaged software solutions through certain of its subsidiaries for (i) revenue management and monetization solutions in mobile, wireline, broadband and MVNO/MVNE, (ii) management system of both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods, special handling, track and trace, security to billing (iii) HCM solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making and (iv) a comprehensive system for managing broadcast channels through cloud-based on demand service or on premise solutions.

Based on Magic Software’s technological capabilities, its software solutions enable customers to respond to the rapidly-evolving market needs and regulatory changes, while improving the efficiency of their core operations. Magic Software has approximately 1,200 employees and operates through a network of over 3,000 independent software vendors, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use Magic Software’s products and services.

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

Magic Software’s software solutions are used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, Magic Software’s technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. Magic Software also provides selected verticals with a complete software solution.

Magic Software’s software solutions enable enterprises to accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications that can be rapidly customized to meet current and future needs. Magic Software’s software solutions and professional services empower customers to dramatically improve their business performance and return on investment by enabling the affordable and rapid delivery, integration and mobilization of business applications, systems and databases. Magic Software’s technology and solutions are especially in demand when time-to-market considerations are critical, budgets are tight, and integration is required with multiple platforms or applications, databases or existing systems and business processes, as well as for RIAs and SaaS. Our technology also provides the option to deploy our software capabilities in the cloud, hosted in a web services cloud computing environment. We believe these capabilities provide organizations with a faster deployment path and lower total cost of ownership. Our technology also allows developers to stage multiple applications before going live in production.

Magic Software’s packaged software solutions offering includes

•	Leap™, a proprietary comprehensive core software solution for BSS, including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications, content, and other industries;
•	Hermes Solution, a proprietary comprehensive core software solution for both hubs and traditional air cargo ground handling operations;
•	HR Pulse, a customized SaaS and on premise solution for HCM, and
•	MBS Solution, a proprietary comprehensive core system for managing TV broadcast channels.

Development communities are facing high complexity, cost and extended pay-back periods in order to deliver cloud, RIAs, mobile and SaaS applications. Magic xpa, Appbuilder and Magic xpi provide MSPs with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and speed time-to-market. Our solutions are comprehensive and industry proven. These technologies can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application renovation and process automation solutions, to enterprise spanning SOA migrations and composite applications initiatives. Unlike most competing platforms, we offer a coherent and unified toolset based on the same proven metadata driven and rules-based declarative technology. Metadata platforms consist of pre-compiled and pre-written technical and administrative functions, which are essentially ready-made business application coding that enables developers to bypass the intensive technical code-writing stage of application development and integration and move quickly and efficiently to deployment. Through the use of metadata-driven platforms such as Magic xpa, AppBuilder and Magic xpi, software vendors and enterprise customers can experience unprecedented cost savings through fast and easy implementation and reduced project risk.

Magic Software Technology and related services

•	Magic xpa Application Platform, Magic Software’s metadata driven application platform, provides a simple, code-free and cost-effective development and deployment environment that lets organizations and MSPs quickly create user-friendly, enterprise-grade, multi-channel mobile and desktop business apps that employ the latest advanced functionalities and technologies.

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

The Magic xpa Application Platform was acknowledged in Gartner’s 2013 Magic Quadrant for On-Premise Application Platform as “gaining in popularity versus Java as enterprises seek to exploit new technologies to improve developer productivity.” Magic Software’s Enterprise Mobility Solution received the 2013 Shining Star Award for Enterprise Application Development from Mobile Village and also received Developer Week’s 2014 Top Innovator Award and a 2014 Mobile Village Superstar Award for Mobile Development.

In July 2014, Magic Software released Magic xpa Application Platform 2.5, with new features and enhancements to allow for fast and easy enterprise mobility application creation and improved user experience along with the brand-new Magic Mobile Accelerator Framework, which includes a set of pre-built, reusable and customizable components for a wide variety of popular mobile application features, including user interface and display, navigation, graphs and charting, location services, synchronization, and device and application auditing. Designed to work together under the same framework, accelerator components enable Magic developers to create attractive, functional mobile applications, faster and with less effort than ever before.

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

In December 2014, Magic Software released Magic xpi 4.1 incorporating feedback from the field to bring our customers a lot of additional value in terms of redundancy, reliability, stability, performance, and monitoring. For example, users can now define an alternate host for the server to work with if the main host is unavailable or if the startup procedure on the main host fails. Magic Software also added a new mechanism to rebalance the Space partitions so that the primary partition and its backup will not run on the same machine when they are deployed on a clustered environment.]

Vertical-software solutions

•	Leap. We market Leap™ through our FTS subsidiary, which has over 18 years of BSS experience, based on dozens of projects delivered to customers in over 40 countries. Magic Software implements revenue management and monetization solutions in mobile, wireline, broadband, MVNO/E, payments, e-commerce, M2M / Internet of Things, mobile money, cable, cloud and content markets under the brand name of Leap™.

FTS works with telecommunications, content and payment service providers globally to help them manage complex transactions and relationships with greater flexibility and independence. Analyzing transactions from a business standpoint, FTS offers end-to-end and add-on telecom billing, charging, policy control and payments solutions to customers worldwide, and services both growing and major providers.

•	Hermes. Hermes is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling stations, or GHA, encompassing all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods, special handling, track and trace, security to billing. Over the last 10 years the Hermes system has been implemented into over 70 terminals globally in all five continents, providing efficiency and accuracy in connection with the handling of more than 5 million tons of freight annually. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. Customers include independent ground handlers, airlines with a cargo arm or hubs belonging to one airline or those catering to a number of airlines transiting cargo to additional destinations. The Hermes solution is delivered on a licensed or fully hosted basis.

•	HR Pulse. HR Pulse, which is now in its 10th release, is a proprietary platform that creates and customizes software applications for HCM, with the goal to combine technology with effective processes, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making, resulting in increased organizational efficiency and effectiveness. HR Pulse addresses five distinct functional areas with the ability to also work as one consolidated system:
▪	Performance and goal management
▪	Development management
▪	Talent management and succession planning
▪	Compensation and merit review
▪	Instant feedback

Magic Software’s offering includes customizable HCM SaaS Solutions that provides a menu of templates that can be used to affordably and expeditiously create customized HCM solutions for companies.  The HR Pulse platform promotes the building and implementation of solutions that address broader business challenges as well. Such offerings include 360 degree feedback, employee surveys, leadership and management development, coaching and job evaluation.

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

Magic Software IT Strategic Consulting and Staffing Services

Magic Software also provides a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental staffing services. Magic Software’s wholly-owned subsidiaries, Coretech Consulting Group LLC, Fusion Solutions LLC, Xsell Resources Inc., Allstates Consulting Services LLC, and the Comm-IT Group provide advanced IT consulting and staffing services to a wide variety of companies including Fortune 1000 companies. Magic Software’s technical personnel generally supplement the in-house capabilities of its clients. Magic Software’s approach is to make available a broad range of technical personnel to meet the requirements of its clients rather than focusing on specific specialized areas. Magic Software has extensive knowledge of and have worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Magic Software’s consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and other IT areas and with a substantial and a growing database of telecom talent, Magic Software can rapidly respond to a wide range of requirements with well qualified candidates. Magic Software’s client list includes major global telecoms, OEMs and engineering, furnish and installation service companies. Magic Software has built long-term relationships with its clients by providing expert telecom talent. Magic Software provides individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, Magic Software configures teams of technical consultants for assigned projects at its clients’ sites.

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

Revenues Distribution Among Operating Segments

The following table summarizes our consolidated revenues generated by each of our directly held subsidiaries. Sapiens revenues reflect for 2012 and 2013, the period starting on January 27, 2012, the date on which Formula gained its controlling interest in Sapiens and ending on November 19, 2013, the date on which Formula’s percentage interest in Sapiens decreased to under 50%, resulting in the deconsolidation of Sapiens’ results and for 2014, the period starting on December 23, 2014, the date on which Formula regained its controlling interest in Sapiens. Magic Software’s revenues reflect all of the revenues of Magic Software for 2012 and 2013 and, for 2014, the period ending on March 5, 2014, the date on which Formula’s interest in Magic Software decreased to under 50%, resulting in the deconsolidation of Magic Software’s results.

	Matrix	Sapiens	Magic	InSync	Total
	(U.S. dollars in thousands)

2014	586,333	-	27,299	22,785	636,417
2013	533,922	117,281	144,678	-	795,881
2012	512,491	104,110	126,380	-	742,981

Geographical Distribution of Revenues

The following table summarizes our revenues classified by geographic regions of our customers, for the periods indicated:

	Year ended December 31,
	2012	2013	2014
	(U.S. dollars in thousands)
Israel	499,025	526,179	531,193
International:
United States	137,298	155,002	87,270
Europe	74,126	84,864	14,576
Other	32,532	29,836	3,378

Total	742,981	795,881	636,417

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

Matrix’s principal competitors in the domestic Israeli market are Israeli IT services companies and systems integrators, the largest of which are One-1, Hilan Ltd. (including its subsidiary Ness A.T Ltd.), Malam—Team, Taldor Computer Systems, IBM Israel, HP Israel, Aman, Emet, the Elad Group, and Yael. Matrix’s international competitors in the Israeli marketplace include HP, IBM, Oracle, Microsoft, CA, Dell. These international competitors often use local subcontractors to provide personnel for contracts performed in Israel. Most of these international entities are also business partners of Matrix.

Sapiens’ competitors in the market for insurance solutions differ based on the size, geography and line of business in which it operates. Some of its competitors offer a full suite of services, while others only offer one module; some operate in specific (domestic) geographies, while others operate on a global basis, and delivery models vary, with some competitors keeping delivery in-house, or using IT outsourcing (ITO) or business process outsourcing (BPO).

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

With respect to Sapiens DECISION, Sapiens is a considered a pioneer in this innovative, disruptive market landscape. Since the introduction to the market of Sapiens innovative approach to enterprise architecture, Sapiens has identified only a small number of potential competitors.

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

The telecom BSS domain in which Magic Software operates through its FTS subsidiary is a highly competitive market in which FTS competes based on product quality, service quality, timeliness in delivery and pricing. Within the global billing, charging and policy control market, FTS principally competes against global IT providers and the in-house IT departments of telecommunications operators. Among the competitors focused on this market are Amdocs, Ericsson, Comverse, NetCracker Technology, CSG Systems, Redknee Solutions and Oracle Communications.

There are also a number of smaller or regional telecom BSS competitors who compete on a regional or domestic market level. These tend to be smaller players, and may include companies such as Comarch, Mind CTI, Tecnotree, Cerillion, Openet and Elitcore, among others.

Seasonality

Even though not reflected in our financial results, traditionally, the first and third quarters of the fiscal year have tended to be slower quarters for some of our subsidiaries and our affiliated company and the industries in which they operate. The first quarter usually reflects a decline following a highly active fourth quarter during which companies seek to complete transactions and projects and utilize budgets before the end of the fiscal year. The relatively slower third quarter reflects reduced activities during the summer months in many of the regions where our customers are located. In addition, our quarterly results are also influenced by the number of working days in each period. In Israel, for example, during the Jewish holidays period (typically at the end of the third quarter and beginning of the fourth quarter or at the end of the first quarter and beginning of the second quarter), when the number of working days is lower, we tend to see a decrease in our revenues which may impact our quarterly results. In 2014, the second and third quarters were slower quarters than usual as a result of the Jewish holidays periods while the fourth quarter was significantly stronger. In 2015, we expect seasonality due to the Jewish holidays period to impact the second and third quarters.

Raw Materials

We are not dependent on raw materials.

Software Development

The software industry is generally characterized by rapid technological developments, evolving industry standards and customer requirements, and frequent innovations. In order to maintain technological leadership, we engage in ongoing software development activity through our subsidiaries and affiliated company, aimed both at introducing new commercially viable products addressing the needs of our customers on a timely basis, as well as enhancing and customizing existing products and services. This effort includes introducing new supported programming languages and database management systems; improving functionality and flexibility; and enhancing ease of use. We work closely with current and potential end-users, our strategic partners and leaders in certain industry segments to identify market needs and define appropriate product enhancements and specifications.

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

Magic Software’s business has not been impacted to a material extent by government regulations.

C.	Organizational Structure

Formula is the parent company of the Formula Group.

The following table presents certain information regarding the control and ownership of our significant subsidiaries, as of April 24, 2015.

Subsidiary	Country of Incorporation	Percentage of Ownership
Matrix IT Ltd.	Israel	50.0%

Sapiens International Corporation N.V.	Curaçao	50.0%

InSync Staffing Solutions, Inc.	Delaware	100%

Magic Software Enterprises Ltd.	Israel	45.6%

The common shares of Sapiens and the ordinary shares of Magic Software are traded on the NASDAQ Capital Market and the NASDAQ Global Select Market and on, respectively and on the TASE, and the ordinary shares of Matrix are traded on the TASE.

D.	Property, Plants and Equipment

Our corporate headquarters, as well as the headquarters and principal administrative, finance, sales, marketing and research and development office of Magic Software, are located in Or-Yehuda, Israel, a suburb of Tel Aviv. Magic Software leases its and our office space, constituting approximately 39,321 square feet, under a lease which expires in December 2015. Magic Software has an option to terminate the lease agreement upon six months prior written notice. In addition, Magic Software leases office space in the United States, Europe, Asia and South Africa. In 2014, Magic Software rent costs totaled $1.7 million, in the aggregate, for all of its leased offices.

Matrix leases approximately 100,000 square feet of office space in Herzliya, Israel pursuant to a lease which expires on October 31, 2018. Matrix’s facility in Herzliya serves as Matrix’s corporate headquarters. In addition, Matrix leases an aggregate of approximately 365,078 square feet of office space in several other locations in Israel and in the United States. Matrix rent costs totaled 15.6 million, in the aggregate, for all of its leased offices.

Sapiens leases office spaces in Israel, the United States, Canada, the United Kingdom, Belgium and Japan. The lease terms for the spaces that Sapiens currently occupies are generally five to eleven years. In Israel, based on Sapiens current occupancy, they lease approximately 101,500 square feet of office space; in the United States, approximately 9,100 square feet; in Canada, approximately 400 square feet; in the United Kingdom, approximately 17,700 square feet, in Belgium, approximately 2,100 square feet and in Japan, approximately 4,400 square feet. In 2014, Sapiens rent costs totaled $3.8 million, in the aggregate, for all of its leased offices. Sapiens corporate headquarters are located in Israel and its core research and development activities are performed at its offices across Israel. The lease at Sapiens headquarters in Holon, Israel is for a term of 11 years and Sapiens holds an option to extend the term for additional five years.

We believe that our properties are adequate for our present use of them. If in the future we require additional space to accommodate our growth, we believe that we will be able to obtain such additional space without difficulty and at commercially reasonable prices.

As described in “Subsidiary Commitments” in Item 5.B below, while our subsidiaries and our affiliated company have incurred liens on leased vehicles, leased equipment and other assets in favor of leasing companies, neither Formula nor any subsidiary has encumbered the real property that it uses in its operations.

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

As of December 31, 2014, we held a controlling interest in Matrix, Sapiens and InSync and a 45.1% interest in Magic Software through our equity holdings. As of December 31, 2014, we had the right to appoint a majority of the boards of directors of Matrix and Sapiens through our equity holdings. We provide our subsidiaries and our affiliated company with our management, technical expertise and marketing experience to help them to penetrate their respective markets.

We consolidate the results of operations of our subsidiaries in which we hold a controlling interest. In the years ended December 31, 2012, 2013 and 2014, we consolidated the results of Matrix. In the years ended December 31, 2012, 2013 and 2014, excluding from January 1, 2012 until January 27, 2012, and from November 19, 2013 until December 23, 2014, for which periods Sapiens' results of operations were reflected in our results of operations using the equity method of accounting, we consolidated the results of Sapiens. We consolidated the results of operations of InSync following our acquisition of InSync on April 1, 2014. In the years ended December 31, 2012 and 2013 and for the period beginning on January 1, 2014 through March 5, 2014, we consolidated the results of Magic Software. Thereafter, Magic Software’s results of operations were reflected in our results of operations using the equity method of accounting.

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

We have restated our consolidated financial statements for 2013 in order to retrospectively reflect the effect of a correction of a misstatement in Matrix’s revenues and accounts receivables during the years 2009 to 2013. Accordingly, the consolidated financial statements for the years ended December 31, 2013 and 2012 have been restated from amounts previously reported.

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

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements required us to make estimations and judgments that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities within the reporting period. We have based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. More detailed descriptions of these policies are provided in Note 2 to our consolidated financial statements contained elsewhere in this annual report.

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

Revenues from IT services are generally recognized in accordance with ASC 605, "Revenue Recognition" and Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" when IT service is provided and the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. We generally consider all arrangements with payment terms extending beyond minimum six or maximum twelve months from the delivery of the elements not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

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

With respect to revenues that involve significant implementation and customization services to customer specific requirements and which are considered essential to the functionality of the product offered (for example when we sell software licenses as part of an overall solution offered to a customer that combines the sale of software licenses which includes significant implementation that is considered essential to the functionality of the license) whether generated by fixed-price or time-and-materials contracts we account for revenues for the services together with the software under contract, using the percentage-of-completion method in accordance with ASC 605-35, "Construction-Type and Production-Type Contracts". The percentage-of-completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion. This type of revenue is included in our Proprietary software products and related services and software services revenue streams.

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of each of December 31, 2013 and 2014, no estimated losses were identified.

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

Research and development incurred by between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized. Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 3-7 years). We assess the recoverability of our intangible assets on a regular basis by determining whether the amortization of the asset over its remaining economical useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2012 and 2013, 2014, no unrecoverable amounts were identified.

During the years ended December 31, 2012, 2013 and 2014, capitalized software development costs of consolidated subsidiaries aggregated to approximately $ 8.4 million, $9.6 million and $0.7 million, respectively, and amortized capitalized software development costs of consolidated subsidiaries aggregated to $8.1 million, $8.5 million and $0.1 million, respectively.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangibles-Goodwill and Other," goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value (the two-step impairment test).

In September 2011, the FASB issued ASU 2011-08 which amends the provisions for testing goodwill for impairment. Under the new provisions, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

As of December 31, 2014, and following Sapiens deconsolidation on November 19, 2013 until December 23, 2014, Magic deconsolidation on March 5, 2014 and Insync consolidation on April 1, 2014, we operated through 9 reporting units. As of December 31, 2013, we operated through 6 reporting units.

We performed an annual impairment tests as of December 31, of each of 2012, 2013 and 2014 and did not identify any impairment losses for any of our reporting units.

Sapiens operates in four reporting units. For testing the reporting units in Sapiens in 2012, we adopted the provisions of ASU 2011-08, for the annual impairment. This analysis, conducted on December 31, 2012 determined that there are no indicators of impairment existed, because: (1) the Sapiens market capitalization was consistently substantially in excess of its book value, (2) the reporting unit’s overall financial performance has been stable or improving, and (3) forecasts of operating income and cash flows generated by our reporting units appear sufficient to support the book values of the net assets of each reporting unit

In 2013, Sapiens was accounted for under the equity method. In 2014, since we have consolidated Sapiens on December 23, 2014, no impairment test was required.

Magic operates in two reporting units. We adopted the provisions of ASU 2011-08 for Magic's reporting units, for its annual impairment test in 2012 and 2013. This analysis determined that no indicators of impairment existed primarily because (1) Magic's market capitalization was consistently substantially in excess of its book value, (2) the reporting units’ overall financial performance has been stable or improving, and (3) forecasts of operating income and cash flows generated by the reporting units' appear sufficient to support the book values of the net assets of each reporting unit.

As of December 31, 2014, Magic was accounted for under the equity method.

Matrix – In 2012, 2013 and 2014, we performed step one of the quantitative impairment test for each of Matrix's reporting units. We compared the fair value of the reporting units to the carrying value of net assets allocated to each of the reporting units. Since the fair value of each of the reporting units exceed the carrying value of the net assets allocated, to each of the reporting units, no further testing was required and no goodwill impairment was recorded.

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

During each of the years ended December 31, 2012, 2013 and 2014, no impairment was identified.

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

One of Magic’s U.S. based consulting and staffing services business that was acquired by one of Magic Software’s wholly owned subsidiaries on January 17, 2010 is considered to be a VIE. Magic Software is the primary beneficiary of the VIE, as a result of the fact that it holds the power to direct the activities of the acquired business, which significantly impacts its economic performance, and has the right to receive benefits accruing from the acquired business.

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

Investments in affiliates

Affiliates are companies in which we have significant influence over the financial and operating policies without having control and that are not subsidiaries. Our investment therein is accounted for in our consolidated financial statements using the equity method.

Under the equity method, the investment in the affiliate is presented at cost with the addition of post-acquisition changes in our share of net assets, including other comprehensive income of the affiliate. Profits and losses resulting from transactions between us and the affiliate are eliminated to the extent of the interest in the affiliate. The equity method is applied until the loss of significant influence or classification as an asset held-for-sale.

We evaluate investments in equity investees, for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, we evaluate various indicators for other-than-temporary declines and evaluates financial information (e.g. Share price in the market, budgets, business plans, financial statements, etc.).

As of December 31, 2014, the carrying amount of our investment in Magic Software exceeded its market value. In order to demonstrate that other-than-temporary impairment of the investee has not occurred, we considered the financial condition and near-term prospects of Magic Software as well as our intent and ability to retain our investment for a period of time sufficient to allow for any anticipated recovery in market value. In addition we used the income approach, which utilizes a discounted cash flow model, to determine the fair value of Magic Software, based on which Magic Software's fair value exceeded its carrying amount by 12%, therefore, during 2014, no impairment loss was recognized.

Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. With respect to the assumptions used, management believes that reasonably possible changes in the key assumptions would not change the Company's conclusion.

Our financial statements and the financial statements of the affiliate are prepared as of the same dates and periods. The accounting policies applied in the financial statements of the affiliate are uniform and consistent with the policies applied in the financial statements of the Company.

Losses of an affiliate in amounts which exceed its equity are recognized by us to the extent of its investment in the affiliate plus any losses that us may incur as a result of a guarantee or other financial support provided in respect of the affiliate. For this purpose, the investment includes long-term receivables (such as loans granted) for which settlement is neither planned nor likely to occur in the foreseeable future.

Recently Issued Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016.

In May 2014, Financial Accounting Standards Board ("FASB") issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)", a comprehensive new revenue recognition standard that will supersede existing revenue guidance under US GAAP and IFRS ("ASU 2014-09"). ASU 2014-09's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for annual periods beginning after December 15, 2016, including interim periods within that period. Early adoption is not permitted under US GAAP. We are currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on our consolidated financial statements.

In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-08 (ASU 2014-08) “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The new guidance limits the presentation of discontinued operations to business circumstances when the disposal of the business operation represents a strategic shift that has had or will have a major effect on operations and financial results. This guidance is effective for fiscal years beginning January 1, 2015. We believe that the adoption of this new standard will not materially impact our consolidated financial statements.

A.	Operating Results

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

The following tables set forth certain data from our results of operations for the years ended December 31, 2013 and 2014, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

Sapiens results of operations reflect for 2012 and 2013, the period starting on January 27, 2012, the date on which Formula gained its controlling interest in Sapiens and ending on November 19, 2013, the date on which Formula’s percentage interest in Sapiens decreased to under 50%, resulting in the deconsolidation of Sapiens’ results and for 2014, the period starting on December 23, 2014, the date on which Formula regained its controlling interest in Sapiens. Magic Software’s results of operations reflect all of Magic Software’s results of operations for 2013 and, for 2014, the period ending on March 5, 2014, the date on which Formula’s interest in Magic Software decreased below 50%, resulting in the deconsolidation of Magic Software’s results.

Statement of Income Data
(U.S. dollars, in thousands, except share and per share data)

	Year ended December 31,
	2013	2014
Revenues	$795,881	$636,417
Cost of revenues	603,080	530,083
Gross profit	192,801	106,334
Operating expenses:
Research and development, net	14,168	787
Selling, marketing, general and administrative	117,877	70,517
Other expenses (income), net	14	(5)
Total operating expenses	132,059	71,299
Operating income	60,742	35,035
Financial expenses, net	6,236	4,866
Income before taxes on income	54,506	30,169
Taxes on income	8,728	10,074
Equity in gains of affiliated companies, net	60,683	74,590
Net income	106,461	94,685
Change in redeemable non-controlling interests	1,735	154
Net income attributable to non-controlling interests	24,039	13,698
Net income attributable to Formula’s shareholders	$80,687	$80,833

Statement of Income Data as a Percentage of Revenues

	Year ended December 31,
	2013	2014
Revenues	100.0%	100%
Cost of revenues	75.8%	83.3%
Gross profit	24.2%	16.7%
Operating expenses:
Research and development, net	1.8%	0.1%
Selling, marketing, general and administrative	14.8%	11.1%
Other expenses (income), net	0.0%	(0.0%)
Total operating expenses	16.6%	11.2%
Operating income	7.6%	5.5%
Financial expenses, net	0.8%	0.7%
Income before taxes on income	6.8%	4.8%
Taxes on income	1.1%	1.6%
Equity in gains of affiliated companies, net	7.6%	11.7%
Net income	13.3%	14.9%
Change in redeemable non-controlling interests	0.2%	0.0%
Net income attributable to non-controlling interests	3.0%	2.2%
Net income attributable to Formula’s shareholders	10.1%	12.7%

Revenues. Revenues in 2014 decreased by 20.0%, from $ 795.9 million in 2013 to $ 636.4 million in 2014. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by 1.4%, from $ 616.5 million in 2013 to $ 625.3 million in 2014, and revenues from the sale of our proprietary software products and related services decreased by 93.8%, from $ 179.4 million in 2013 to $ 11.1 million in 2014. Our comparable pro-forma revenues, had consolidated Magic's and Sapiens' results of operations for the years 2014 and 2013, would have totaled $ 930.8 million in 2014, compared to $ 814.0 million in 2013, reflecting a year over year increase of 4.3%.

The increase in software services revenues was primarily due to (i) the growth in Matrix's revenues, from NIS 1,925.6 million (approximately $ 533.9 million) in 2013 to NIS 2,100.5 million (approximately $ 586.3 million) in 2014, reflecting an increase of 10.0% when measured in NIS, Matrix local currency (compared to an increase of 9.8% when measured in USD). The increase in Matrix revenues was primarily attributable to an increase of 10.0% in Matrix’s software solutions and services business unit from NIS 1,405.6 million (approximately $ 389.8 million) to NIS 1,550.2 (approximately $ 433.3 million) and an increase of 5.4% in Matrix remaining three areas of operations resulting from organic growth as well as from acquisitions, and (ii) the acquisition of InSync on April 1, 2014, offset by the decrease in Magic Software’s software services revenues which are consolidated in our financial statements from $ 82.6 million in 2013 to $ 16.2 million in 2014, which resulted primarily from the deconsolidation of Magic’s results of operations from our consolidated results of operation as of March 5, 2014, upon the follow-on public offering of its ordinary shares on the NASDAQ Global Select Market, pursuant to which Formula lost its controlling interest in Magic Software.

The decrease in revenues from proprietary software products and related services was primarily due to the deconsolidation of Sapiens’ results of operations from our consolidated results of operations as of November 19, 2013, upon the follow-on public offering of its common shares on the NASDAQ Capital Market, pursuant to which Formula lost its controlling interest in Sapiens and from the deconsolidation of Magic’s results of operations from our consolidated results of operation as of March 5, 2014, upon the follow-on public offering of its ordinary shares on the NASDAQ Global Select Market, pursuant to which Formula lost its controlling interest in Magic Software.

A breakdown of our overall revenues into proprietary software products and related services and software services revenues for the years ended December 31, 2013 and 2014, the percentage those respective categories of revenues constituted out of our total revenues in those years, and the percentage change for each such category of revenues from 2013 to 2014, are provided in the below table:

	Year ended December 31, 2013		Year-over- year	Year ended December 31, 2014
	Revenues	Percentage	change	Revenues	Percentage
Revenue category	($ in thousands)
Proprietary software products and related services	$179,400	22.5%	(168,269)	$11,131	1.75%
Software services	616,481	77.5%	8,805	625,286	98.25%
Total	$795,881	100%	(159,464)	$636,417	100%

Revenues by geographical region

The dollar amount and percentage share of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2013 and 2014, respectively, as well as the percentage change between such years, were as follows:

	Year ended December 31, 2013		Year-over- year	Year ended December 31, 2014
	Revenues	Percentage	change	Revenues	Percentage
Geographical region	($ in thousands)
Israel	$526,179	66.1%	5,014	$531,193	83.5%
International
United States	155,002	19.5%	(67,732)	87,270	13.7%
Europe	84,864	10.7%	(70,288)	14,576	2.3%
Other	29,836	3.7%	(26,458)	3,378	0.5%
Total	$795,881	100%	(159,464)	$636,417	100%

Cost of Revenues. Cost of revenues consists primarily of wages, personnel expenses, other personnel-related expenses of software consultants, subcontractors and engineers, amortization of capitalized software, and hardware and other materials costs. Cost of revenues decreased by 12.1% from $ 603.1 million in 2013 to $ 530.1 million in 2014, mainly due to the accompanying decrease in revenues in 2014. As a percentage of software services revenues, costs of revenues in 2013 and 2014 were 82.2% and 84.1%, respectively.

Our software services sales are generally characterized by a lower gross margin than sales of proprietary software solutions and related services. The cost of revenues for proprietary software solutions and related services decreased from $ 96.2 million in 2013 to $ 4.1 million in 2014, mainly due to the deconsolidation of Sapiens’ results of operations from our consolidated results of operations as of November 19, 2013, upon the follow-on public offering of its common shares on the NASDAQ Capital Market, pursuant to which Formula lost its controlling interest in Sapiens and from the deconsolidation of Magic’s results of operations from our consolidated results of operation as of March 5, 2014, upon the follow-on public offering of its ordinary shares on the NASDAQ Global Market, pursuant to which Formula lost its controlling interest in Magic.

The cost of revenues for software services increased from $ 506.9 million in 2013 to $ 526.0 million in 2014, mainly due to the accompanying increase in revenues in 2014. As a percentage of revenues, costs of revenues for software services in 2013 and 2014 remained relatively consistent at 83.7% in 2013 compared to 82.7% in 2014. The increase in the percentage of costs of revenues from revenues is attributable to the deconsolidation of Magic software’s software services operation which carried a higher gross margin than Matrix and InSync and from a decrease in Matrix’s aggregated gross margin due to a decrease in the gross margins of Matrix’s software solutions and services and learning and integration business units.

Cost of revenues for the years ended December 31, 2013 and 2014 include insignificant amounts of stock-based compensation recorded under ASC 718.

   Research and Development Expenses, net. Research and development, or R&D, expenses consist primarily of wages and related expenses and, to a lesser degree, consulting fees that we pay to employees and independent contractors, respectively, engaged in research and development.  Research and development expenses, net, consist of research and development expenses, gross, less capitalized software costs.  Research and development expenses, gross, decreased from $ 23.8 million in 2013 to $ 1.5 million in 2014, mainly due to the deconsolidation of Sapiens’ results of operations from our consolidated results of operations as of November 19, 2013, upon the follow-on public offering of its common shares on the NASDAQ Capital Market, pursuant to which Formula lost its controlling interest in Sapiens and from the deconsolidation of Magic’s results of operations from our consolidated results of operation as of March 5, 2014, upon the follow-on public offering of its ordinary shares on the NASDAQ Global Select Market, pursuant to which Formula lost its controlling interest in Magic.

In 2014, we capitalized software costs of $ 0.7 million, compared to $ 9.6 million in 2013. Capitalization of software costs in 2013 and 2014 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and Sapiens). Research and development expenses, net, decreased from $ 14.2 million in 2013 to $ 0.8 million in 2014, mainly due to the factors described above.

As a percentage of revenues, research and development expenses, net, decreased from 1.8% in 2013 to 0.1% in 2014. Research and development expenses, net, in 2014 was attributable to Magic Software, which consolidated research and development expenses, net amounted to approximately $ 0.8 million .Research and development expenses, net, in 2013 were attributable to Magic Software and Sapiens, which consolidated research and development expenses, net amounted to approximately $ 3.7 million and $ 10.5 million, respectively. Amortization of capitalized software costs was $0.1 million in 2014 and $ 8.5 million in 2013, which amounts were included in cost of revenues. Research and development expenses for the years ended December 31, 2013 and 2014 include insignificant amounts of stock-based compensation recorded under ASC 718.

Selling, Marketing, General and Administrative Expenses. Selling, marketing, general and administrative expenses consist primarily of cost of salaries, severance and related expenses of sales, marketing, management and administrative employees, travel expenses, selling expenses, rent, utilities, communications expenses, expenses related to external consultants, depreciation, amortization and other expenses. Selling, marketing, general and administrative expenses decreased from $ 117.9 million recorded in 2013 to $ 70.5 million recorded in 2014. As a percentage of revenues, selling, general and administrative expenses decreased from 14.8% in 2013 to 11.1% in 2014.

The decrease in the absolute amount of selling, marketing, general and administrative expenses was primarily attributable to the deconsolidation of Sapiens’ results of operations from our consolidated results of operations as of November 19, 2013, upon the follow-on public offering of its common shares on the NASDAQ Capital Market, pursuant to which Formula lost its controlling interest in Sapiens and from the deconsolidation of Magic’s results of operations from our consolidated results of operation as of March 5, 2014, upon the follow-on public offering of its ordinary shares on the NASDAQ Global Select Market, pursuant to which Formula lost its controlling interest in Magic.

Selling, general and administrative expenses for the years ended December 31, 2013 and 2014 include $ 3.9 million and $ 5.0 million, respectively, of stock-based compensation recorded under ASC 718.

Other Income, net. We recorded other income of $ 5,000 in 2014, as compared to a loss of $ 14,000 in other income in 2013, each representing insignificant amounts.

Operating Income. Our operating income decreased from $ 60.7 million in 2013 to $ 35.0 million in 2014. The decrease in operating income was primarily attributable to the deconsolidation of Sapiens’ results of operations from our consolidated results of operations as of November 19, 2013, upon the follow-on public offering of its common shares on the NASDAQ, pursuant to which Formula lost its controlling interest in Sapiens and from the deconsolidation of Magic’s results of operations from our consolidated results of operation as of March 5, 2014, upon the follow-on public offering of its ordinary shares on the NASDAQ, pursuant to which Formula lost its controlling interest in Magic. Formula's comparable pro-forma operating income, had it continued to consolidate Magic's and Sapiens' results of operations for the years 2014 and 2013, would have totaled $ 66.7 million, compared to $ 62.4 million in the same period last year, reflecting a year over year increase of 6.9%

Financial Expenses, net. Financial expenses, net decreased from $ 6.2 million in 2013 to $ 4.9 million in 2014. Financial expenses, net, is influenced by various factors, including our cash balances, loan balances, outstanding debentures, changes in market value of trading marketable securities, changes in the exchange rate of the NIS against the dollar, changes in the exchange rate of the dollar against the Euro and changes in the Israeli consumer price index, or CPI. The decrease in financial expenses, net in 2014 was mainly attributable to a decrease in short term debt interest expenses from $ 3.6 million recorded in 2013 to $ 1.9 million in 2014 and an increase in financial income from $2.0 million in 2013 to $3.8 million in 2014 primarily attributable to financial income of $ 2.6 million with respect to the devaluation of Formula’s long term loan denominated in NIS, offset by an increase in financial costs related to long-term debt increasing form $ 4.6 million in 2013 to $ 6.8 million in 2014.

Taxes on Income. Taxes on income increased from $ 8.7 million in 2013 to $ 10.1 million in 2014. The increase in taxes on income in 2014 was mainly attributable to (i) an increase in Matrix taxes on income, increasing from $ 6.9 million in 2013 to $ 9.0 million in 2014, primarily attributable to an increase in current taxes in Matirx subsidiaries due to local taxes in Israel (of 26.5%) and in North America (of 38%) resulting from an increase in taxable income, ii) a deferred tax income recorded in Matrix of approximately $ 0.7 million in 2013 due to an increase in its deferred tax assets resulting from an increase in the Israeli corporate tax rate from 25% to 26.5% and iii) the acquisition of InSync on April 1, 2014, offset primarily by a decrease in tax expenses resulting from the deconsolidation of Magic’s results of operations from our consolidated results of operation as of March 5, 2014, upon the follow-on public offering of its ordinary shares on the NASDAQ Global Select Market, pursuant to which Formula lost its controlling interest in Magic.

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

During the period following the offering through December 23, 2014, Formula purchased additional Sapiens common shares, bringing its interest in Sapiens common shares to 50.2% of Sapiens common shares on December 23, 2014. As a result, Formula regained control over Sapiens as of such date and Sapiens’ balance sheet is consolidated into Formula’s balance sheet. The gain recognized in relation to the consolidation of Sapiens and the related re-measurement of the investment to fair value amounted to $ 3.4 million and is presented in the income statement as equity in gains of affiliated companies, net

From November 19, 2013 until December 31, 2014, Sapiens' results of operations were reflected in our results of operations using the equity method of accounting.

On March 5, 2014, Magic completed a follow-on public offering of its ordinary shares on the NASDAQ. Magic issued 6,900,000 shares at a price of $ 8.50 per share before issuance expenses. Total net proceeds from the issuance amounted to $ 54.7. As a result of the offering, Formula’s interest in Magic’s outstanding ordinary shares diluted from 51.6% to 45.0%. Formula's investment in Magic following the dilution was measured under the equity method of accounting due to loss of control in Magic in accordance with ASC 810. The gain recognized in relation of Formula loss of control in Magic and the related re-measurement of the investment to fair value amounted to $ 83.5 million and is presented in the income statement as equity in gains of affiliated companies, net. In addition Formula recorded deferred tax expense of $ 16.4 million presented in the income statement as equity in gains of affiliated companies, net.

From March 5, 2014 until December 31, 2014, Magic Software's results of operations were reflected in our results of operations using the equity method of accounting.

Our equity in gains of affiliates, net was $ 4.0 million in 2014, compared to $ 0.5 million in 2013. Our equity in gains of affiliates in 2014 was attributable primarily to our equity in gains recorded in Magic Software and Sapiens, which was partially offset by our equity in losses recorded in Matrix.

Change in redeemable non-controlling interests. Change in redeemable non-controlling interest in 2014 amounted to an expense of $ 0.2 million. Change in redeemable non-controlling interest in 2013 amounted to an expense of $ 1.7 million related mainly to (i) expenses recorded in Magic Software with respect to the acquisition of Comm-IT Group having an effect of $ 0.5 million and (ii) expenses recorded in Matrix with respect to the acquisitions of Exzac Inc., K.B.I.S. Ltd., Match Point I.T. Ltd., and Babcom Centers Ltd having an aggregate impact of $ 1.2 million..

Net Income Attributable to Non-Controlling Interests. Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies which are not wholly owned by Formula during each of the periods indicated. Net income attributable to non-controlling interests decreased from $ 24.0 million in 2013 to $ 13.7 million in 2014. This decrease resulted primarily from the deconsolidation of Sapiens’ results of operations from our consolidated results of operations as of November 19, 2013, upon the follow-on public offering of its common shares on the NASDAQ Capital Market, pursuant to which Formula lost its controlling interest in Sapiens and from the deconsolidation of Magic’s results of operations from our consolidated results of operation as of March 5, 2014, upon the follow-on public offering of its ordinary shares on the NASDAQ Global Select Market, pursuant to which Formula lost its controlling interest in Magic.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

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

Sapiens results of operations reflect for 2012 and 2013, the period starting on January 27, 2012, the date on which Formula gained its controlling interest in Sapiens and ending on November 19, 2013, the date on which Formula’s percentage interest in Sapiens decreased to under 50%, resulting in the deconsolidation of Sapiens’ results.

Statement of Income Data
(U.S. dollars, in thousands, except share and per share data)

	Year ended December 31,
	2012	2013
Revenues	$742,981	$795,881
Cost of revenues	564,803	603,080
Gross profit	178,178	192,801
Operating expenses:
Research and development, net	12,349	14,168
Selling, marketing, general and administrative	110,758	117,877
Other expenses (income), net	(174)	14
Total operating expenses	122,933	132,059
Operating income	55,245	60,742
Financial expenses, net	6,672	6,236
Income before taxes on income	48,573	54,506
Taxes on income	6,145	8,728
Equity in gains (losses) of affiliated companies, net	3,744	60,683
Net income	46,172	106,461
Change in redeemable non-controlling interests	(967)	1,735
Net income attributable to non-controlling interests	23,766	24,039
Net income attributable to Formula’s shareholders	$23,373	$80,687

Statement of Income Data as a Percentage of Revenues

	Year ended December 31,
	2012	2013
Revenues	100.0%	100.0%
Cost of revenues	76.0%	75.8%
Gross profit	24.0%	24.2%
Operating expenses:
Research and development, net	1.7%	1.8%
Selling, marketing, general and administrative	14.9%	14.8%
Other expenses (income), net	0.0%	0.0%
Total operating expenses	16.6%	16.6%
Operating income	7.4%	7.6%
Financial expenses, net	0.9%	0.8%
Income before taxes on income	6.5%	6.8%
Taxes on income	0.8%	1.1%
Equity in gains (losses) of affiliated companies, net	0.5%	7.6%
Net income	6.2%	13.3%
Change in redeemable non-controlling interests	(0.1)%	0.2%
Net income attributable to non-controlling interests	3.2%	3.1%
Net income attributable to Formula’s shareholders	3.1%	10.1%

Revenues. Revenues in 2013 increased by 7.1%, from $ 743.0 million in 2012 to $ 795.9 million in 2013. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by 6.5%, from $ 578.8 million in 2012 to $ 616.5 million in 2013, and revenues from the sale of our proprietary software products and related services increased by 9.3%, from $ 164.2 million in 2012 to $ 179.4 million in 2013.

The increase in software services revenues was attributable to (i) the growth in Matrix's revenues, from $ 512.5 million in 2012 to $ 533.9 million in 2013, reflecting an increase of 4.2% (compared to a decrease of 2.5% when measured in NIS, Matrix’s local currency) primarily attributable to the appreciation of the NIS versus the U.S. dollar, having a positive impact of approximately $ 35.0 million and an increase of 2.08% in Matrix’s software solutions and services area of operation which was entirely offset by the decrease in Matrix’s remaining three areas of operations, and (ii) the increase in Magic Software’s software services revenues from $ 66.3 million in 2012 to $ 82.6 million in 2013, primarily attributable to increased demand for our professional services and to the inclusion of the professional services revenues of the Comm-IT Group for a full year.

The increase in revenues from proprietary software products and related services was primarily due to (i) the increase in Sapiens’ revenues from $ 104.1 million to $ 117.3 million, reflecting an increase of 12.7%, primarily attributable to an increase in both the sales of Sapiens’ software solutions licenses and Sapiens’ project delivery and implementation services, support and maintenance services and other post implementation professional services, and (ii) increase in Magic Software’s revenues from software products and related services from $ 60.1 million to $ 62.1 million reflecting an increase of 3.3%, primarily attributable to an increase in Magic Software’s project activity which was partially offset by the negative impact of the devaluation of the Japanese Yen against the U.S. dollar having an impact of $ 2.7 million.

A breakdown of our overall revenues into proprietary software products and related services and software services revenues for the years ended December 31, 2012 and 2013, the percentage those respective categories of revenues constituted out of our total revenues in those years, and the percentage change for each such category of revenues from 2012 to 2013, are provided in the below table:

	Year ended December 31, 2012		Year-over- year	Year ended December 31, 2013
	Revenues	Percentage	change	Revenues	Percentage
Revenue category	($ in thousands)
Proprietary software products and related services	$164,173	22.1%	15,227	$179,400	22.5%
Software services	578,808	77.9%	37,673	616,481	77.5%
Total	$742,981	100%	52,900	$795,881	100%

Revenues by geographical region

The dollar amount and percentage share of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2012 and 2013, respectively, as well as the percentage change between such years, were as follows:

	Year ended December 31, 2012		Year-over- year	Year ended December 31, 2013
	Revenues	Percentage	change	Revenues	Percentage
Geographical region	($ in thousands)
Israel	$499,025	67.2%	27,154	$526,179	66.1%
International
United States	137,298	18.4%	17,704	155,002	19.5%
Europe	74,126	10.0%	10,738	84,864	10.7%
Other	32,532	4.4%	(2,696)	29,836	3.7%
Total	$742,981	100%	52,900	$795,881	100%

Cost of Revenues. Cost of revenues consists primarily of wages, personnel expenses, other personnel-related expenses of software consultants, subcontractors and engineers, amortization of capitalized software, and hardware and other materials costs. Cost of revenues increased by 6.8% from $564.8 million in 2012 to $ 603.1 million in 2013, mainly due to the accompanying growth in revenues in 2013. As a percentage of revenues, costs of revenues in 2012 and 2013 were 76%.

Our software services sales are generally characterized by a lower gross margin than sales of proprietary software solutions and related services. The cost of revenues for proprietary software solutions and related services increased to $ 96.2 million in 2013 from $ 83.8 million in 2012, mainly due to the increase of $ 11.0 million from 2012 in the aggregate recorded in Sapiens relating to salaries and other personnel-related expenses with respect to hiring additional employees and subcontractors to support the increasing demand for their products and travel expenses and an increase of $ 1.4 million recorded in Magic Software primarily attributable to the first time inclusion of the costs of revenues of Pilat (North America) and Pilat Europe, wholly owned subsidiaries of Magic Software, which were acquired on February 26, 2013.

The cost of revenues for software services increased from $ 481.0 million in 2012 to $ 506.9 million in 2013, mainly due to the accompanying growth in revenues in 2013. As a percentage of revenues, costs of revenues for software services in 2012 and 2013 remained relatively consistent at 82.9% in 2012 compared to 82.1% in 2013.

Cost of revenues for the years ended December 31, 2012 and 2013 include insignificant amounts of stock-based compensation recorded under ASC 718.

Research and Development Expenses, net. Research and development, or R&D, expenses consist primarily of wages and related expenses and, to a lesser degree, consulting fees that we pay to employees and independent contractors, respectively, engaged in research and development.  Research and development expenses, net, consist of research and development expenses, gross, less capitalized software costs.  Research and development expenses, gross, increased from $ 20.8 million in 2012 to $ 23.5 million in 2013, mainly due to the (i) increase in gross research and development expenses from $ 12.9 million in 2012 to $ 15.1 million in 2013 that were incurred by Sapiens solutions for development aimed at expediting and deepening Sapiens’ product development efforts in line with their efforts to support future growth and support demand for product enhancements and future products , (ii) increase in gross research and development expenses that were incurred by Magic Software, from $ 7.9 million recorded in 2012 to $ 8.4 million recorded in 2013, primarily attributable to Magic Software’s additional investment in 2013 in its application development and integration platforms and acquired application products.

In 2012, we capitalized software costs of $ 8.4 million, compared to $ 9.6 million in 2013. Capitalization of software costs in 2013 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and Sapiens). Research and development expenses, net, increased from $ 12.3 million in 2012 to $ 14.2 million in 2013, mainly due to the factors described above with respect to the corresponding increase in gross research and development expenses in 2013.

As a percentage of revenues, research and development expenses, net, increased from 1.7% in 2012 to 1.8% in 2013. Research and development expenses, net, in 2013 were attributable primarily to Magic Software and Sapiens, which had research and development expenses, net of approximately $ 3.7 million and $ 10.5 million, respectively. Amortization of capitalized software costs was $ 8.5 million in 2013 and $ 8.1 million in 2012, which amounts were included in cost of revenues. Research and development expenses for the years ended December 31, 2012 and 2013 include insignificant amounts of stock-based compensation recorded under ASC 718.

Selling, Marketing, General and Administrative Expenses. Selling, marketing, general and administrative expenses consist primarily of cost of salaries, severance and related expenses of sales, marketing, management and administrative employees, travel expenses, selling expenses, rent, utilities, communications expenses, expenses related to external consultants, depreciation, amortization and other expenses. Selling, marketing, general and administrative expenses increased from $ 110.8 million recorded in 2012 to $ 117.9 million recorded in 2013. As a percentage of revenues, selling, general and administrative expenses remained relatively consistent at 14.9% recorded in 2012 compared to 14.8% recorded in 2013.

The increase in the absolute amount of selling, marketing, general and administrative expenses was primarily attributable to (i) an increase in Magic Software’s general and administrative expenses from $ 10.6 million recorded in 2012 to $ 13.2 million recorded in 2013, primarily attributable to the acquisitions of subsidiaries by Magic Software which were consolidated for the entire year for the first time in 2013, while recording approximately the same level of selling and marketing expenses of approximately $ 23.0 million during both 2012 and 2013, (ii) an increase in Matrix’s selling, marketing, general and administrative expenses from $49.9 million recorded in 2012 to $ 52.3 million recorded in 2013, primarily attributable to the devaluation of the U.S. dollar versus the NIS having a negative impact of $ 3.4 million offset by a decrease of approximately $ 1.0 million primarily attributable to decrease of amortization of intangible assets associated with business combinations completed in previous years, and (iii) increase in bonus payments recorded in Formula stand-alone resulted from increased Group’s absolute profitability. Selling, marketing, general and administrative expenses attributable to Sapiens were substantially unchanged in 2013 from 2012 as a result of 2013 reflecting only 10.5 months of Sapiens’ results.

Selling, general and administrative expenses for the years ended December 31, 2012 and 2013 include $ 4.8 million and $ 3.9 million, respectively, of stock-based compensation recorded under ASC 718.

   Other Income, net. We recorded a loss of $ 14,000 in other income in 2013, as compared to other income of $ 174,000 in 2012, each representing insignificant amounts.

   Operating Income. Our operating income increased from $55.2 million in 2012 to $ 60.7 million in 2013. The increase in operating income was primarily attributable to increased operating income of Magic Software and Sapiens and Matrix which the latter was positively impacted by the devaluation of the U.S. dollar against the NIS (from a representative average exchange rate of NIS 3.8558 per US$1 in 2012 to NIS 3.6108 per US$1 in 2013) on translation into dollars of Matrix operating income generated in NIS. These factors can be quantified as follows: Matrix had operating income of $ 37.7 million in 2013 compared to $ 31.7 million in 2012; Magic Software had operating income of $ 19.0 million in 2013 compared to $ 15.6 million in 2012; and Sapiens had operating income of $ 9.9 million in 2013, reflecting results from January 1, 2013 through November 19, 2013 compared to $7.8 million in 2012, reflecting results from January 27, 2012 through December 31, 2012.

Financial Expenses, net. Financial expenses, net decreased from $ 6.7 million in 2012 to $ 6.2 million in 2013. Financial expenses, net, is influenced by various factors, including our cash balances, loan balances, outstanding debentures, changes in market value of trading marketable securities, changes in the exchange rate of the NIS against the dollar, changes in the exchange rate of the dollar against the Euro and changes in the Israeli consumer price index, or CPI. The decrease in financial expenses, net in 2013 was mainly attributable to an increase in interest expenses related to our long and short term financial liabilities to banks and others from $ 8.0 million in 2012 to $ 8.2 million in 2013 which was offset by an increase in gains amounted to $ 1.0 million that we recognized from trading and available for sale marketable securities in 2013 relative to gains amounted to $ 0.3 million that we recognized from trading and available for sale marketable securities in 2012.

Taxes on Income. Taxes on income increased to $ 8.7 million in 2013 from $ 6.1 million in 2012. The increase in taxes on income in 2013 was mainly attributable to (i) an increase in Magic Software’s taxes on income, increasing from $ 0.1 million in 2012 to $ 1.6 million in 2013, primarily attributable to current taxes in Magic Software’s subsidiaries due to local taxes in Japan, Europe and Israel and to the decrease of its deferred tax assets with respect to utilization of carry-forward tax losses and (ii) an increase in Sapiens’s taxes on income, increasing from tax income of $ 0.5 million in 2012 to a tax expense of $ 0.4 million in 2013 which resulted from an increase in Sapiens’ income in the United States, United Kingdom and other jurisdictions in which it operates, as well as an increase in Sapiens’ deferred tax expenses associated with utilizing a portion of its net operating losses and with deferred tax expenses recorded with respect to amortization of intangible assets.

Gain derived from deconsolidation of subsidiary and equity in gains of affiliated companies net. From August 21, 2011 until January 27, 2012, Sapiens’ results of operations were reflected in our results via the equity method of accounting. On January 27, 2012, we consummated the purchase of Sapiens common shares from two former shareholders of FIS and IDIT (Sapiens' recently acquired companies) and others, resulting in an increase in our interest in Sapiens' outstanding common shares from 47.3% to 52.1%, following which we regained control over Sapiens. The gain recognized in respect of our gain of control of Sapiens amounted to $ 3.4 million.

On November 19, 2013, Sapiens completed a follow-on public offering of its common shares. Sapiens issued 6,497,400 shares at a price of $ 6.25 per share before issuance expenses. Total net proceeds from the issuance amounted to approximately $ 37.8 million. As a result of the offering, our interest in Sapiens' outstanding common shares was diluted from 56.8% to 48.6%. Our investment in Sapiens following the dilution was measured under the equity method of accounting. The gain recognized in relation of our loss of control in Sapiens amounted to $ 61.2 million and is presented in the income statement as equity in gains of affiliated companies, net.

Our equity in losses of affiliates, net was $ 481,000 in 2013, compared to equity in gains of $ 334,000 in 2012. Our equity in losses of affiliates in 2013 was attributable primarily to our equity in losses recorded in Matrix, which was partially offset by our equity in gains of Sapiens. Our equity in gains of affiliates in 2012 was attributable primarily to our equity in gains of Sapiens, which was partially offset by our equity in losses recorded in Matrix.

Change in redeemable non-controlling interests. Change in redeemable non-controlling interest in 2013 amounted to an expense of $ 1.7 million related mainly to (i) expenses recorded in Magic Software with respect to the acquisition of Comm-IT Group having an effect of $ 0.5 million and (ii) expenses recorded in Matrix with respect to the acquisitions of Exzac Inc., K.B.I.S. Ltd., Match Point I.T. Ltd., and Babcom Centers Ltd having an aggregate impact of $ 1.2 million. Change in redeemable non-controlling interest in 2012 amounted to income of $0.9 million related mainly to Matrix’s acquisition of Exzac Inc.

Net Income Attributable to Non-Controlling Interests. Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies which are not wholly owned by Formula during each of the periods indicated. Net income attributable to non-controlling interests was substantially the same at $ 24.0 million in 2013 compared to $ 23.8 million in 2012.

Impact of Inflation and Currency Fluctuations on Results of Operations

Most of our revenues and expenses from our software services revenue line are denominated in NIS. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars using the average exchange rate over the period during which the transactions occur, in accordance with U.S. GAAP. Therefore, we are exposed to the risk that the devaluation of the NIS relative to the U.S. dollar may reduce the revenue growth rate and profitability for our software services in dollar terms. The representative average exchange rate of the NIS to the dollar in 2012, 2013 and 2014, as reported by the Bank of Israel, was NIS 3.8558 per US$1, NIS 3.6108 per US$1 and NIS 3.5779 per US$1, respectively. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently mainly denominated in U.S dollar, Euros, Japanese Yen and the British Pound, whereas a substantial portion of our expenses relating to those products, principally salaries and related personnel expenses, are denominated in NIS. As a result, the devaluation of the Euro or those other currencies relative to the dollar (as was the case in 2011 and in 2012 with respect to the Euro and the British pound and as was in the case of the Japanese Yen in 2012, 2013 and 2014) reduces the revenue growth rate and profitability for our proprietary software products and related services in dollar terms, thereby adversely affecting our operating results. On the other hand, the devaluation of the NIS relative to the dollar, which occurred in 2012, decreased the relative value of the NIS-denominated operating costs related to our proprietary software product revenues, and, therefore, partially compensate the negative affect over our revenues and our profitability.

Since most of our expenses are incurred in NIS, the dollar cost of our operations also rises as a result of any increase in the rate of inflation in Israel, to the extent that such inflation is not offset, or is only offset on a lagging basis, by the devaluation (if any) of the NIS against the dollar during a relevant period of time. The Israeli rate of inflation amounted to 1.6%, 1.8% and (-0.2)% for the years ended December 31, 2012, 2013 and 2014, respectively, thereby partially offsetting the depreciation of the NIS relative to the dollar in 2012, compounding the impact of the appreciation of the NIS relative to the dollar in 2013, and thereby adversely affecting our U.S. dollar measured results of operations in each such year.

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

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation (appreciation) of NIS against the US$*	Devaluation (appreciation) of Euro against the US$*
	%	%	%

2012	1.6	(2.3)	(2.0)
2013	1.8	(7.0)	(4.4)
2014	(-0.2)	(12)%	(11.5)

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

Corporate Tax

The Israeli corporate tax rate is 26.5% for 2014 and thereafter. The corporate tax rate was increased to 26.5% for 2014 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise or Preferred Enterprise, as further discussed below, may be considerably less. In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains.

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

An Israeli parent company may also be required to include in its income on a current basis, as a deemed dividend, certain income derived by its subsidiaries under the Israeli Controlled Foreign Corporation rules, regardless of whether such income is distributed or not. Under these rules, a non-Israeli subsidiary is considered to be a controlled foreign corporation, if, among other things, a majority of the subsidiary’s means of control are held by Israeli residents, most of its revenues or income is passive (such as interest, dividends, royalties, rental income or income from capital gains) and such income is taxed at a rate that does not exceed 15%. An Israeli parent company that is subject to Israeli taxes on such deemed dividend income, may generally receive a credit for foreign taxes paid by its subsidiaries in their country of residence and for deemed foreign taxes to be withheld upon the actual distribution of such income.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee. In order to qualify for these incentives, an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise is required to comply with the requirements of the Investment Law.

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

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise.

An enterprise that qualifies under the new provisions is referred to as a Beneficiary Enterprise, rather than Approved Enterprise. The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits program. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Beneficiary Enterprise may, at its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further increase in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions set forth in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to a Beneficiary Enterprise status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company chose to have the tax benefits apply to the Beneficiary Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise, and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Beneficiary Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depends on, among other things, the geographic location of the Beneficiary Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as explained above.

Dividends paid out of income attributed to a Beneficiary Enterprise (or out of dividends received from a company whose income is attributed to a Beneficiary Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Beneficiary Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to an FIC, in which case the 12-year limit does not apply. Furthermore, a company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income attributed to its Beneficiary Enterprise during the tax exemption period will be subject to tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable

The benefits available to a Beneficiary Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the consumer price index and interest, or other monetary penalty.

Income that is attributable to one of Sapiens’ Israeli subsidiaries, will be exempt from income tax for a period of two years commencing 2014, under the 2005 Amendment.

Tax benefits under the 2011 Amendment that became effective on January 1, 2011.

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2012, unless the Preferred Enterprise was located in a certain development zone, in which case the rate was 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 and thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, that had participated in an alternative benefits program, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met ; and (iii) a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

As of December 31, 2014, none of our Israeli subsidiary and affiliated companies had filed a request to apply the new benefits under the 2011 Amendment.

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

An Industrial Company is entitled to certain tax benefits, including:

•	Deduction of the cost of the purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight year period commencing on the year in which such rights were first exercised;
•	Straight-line deduction of expenses related to a public offering in equal amounts over a three-year period commencing on the year of offering;
•	The right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it; and
•	Accelerated depreciation rates on equipment and buildings.

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

Current Outlook

We had cash and cash equivalents and short-term investments of $100.8 million and $129.7 million at December 31, 2013 and December 31, 2014, respectively. At December 31, 2013 and December 31, 2014, we had indebtedness to banks and others of $98.1 million and $150.0 million, respectively, of which $35.6 million and $41.8 million were current liabilities and $62.4 million and $108.2 million were long-term liabilities as of those respective dates.

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

In January 2014, Formula agreed to the terms of a NIS 200 million loan (approximately $57.6 million) that was extended to us by a leading Israeli institutional investor. The loan is secured by certain of the shares of each of our publicly held subsidiaries and affiliated company. The loan's average duration is approximately four years (paid over a period of 6 years) and carries a fixed annual interest rate of 5.5%.

Under the terms of the loan with the Israeli institutional investor, Formula has undertaken to maintain the following financial covenants, as they will be expressed in its financial statements, as described:

1.	Our equity shall not be lower than $ 160 million at all times.

2.	The ratio of our equity to total assets will not be less than 20%.

3.	The ratio of our total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.5 to 1.

4.	The ratio of our total financial debts less cash, short-term deposits and short-term marketable securities to the total assets will not exceed 30%.

5.	Formula’s liabilities to banks and other financial institutions in its standalone balance sheet shall not be higher than NIS 450 million (approximately $ 115.7 million).

6.	Formula will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party's debts as they are today and as they will be without the financial institution's consent.

7.	Formula will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the financial institution’s advance written consent, unless it is done in the ordinary course of business.

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

Currently, only Matrix and Formula have such material credit facilities outstanding. The long-term debt obligations of Matrix bear fixed interest at an average annual rate of 2.9%-5.9%. These credit facilities expire over a period of time that ranges from 1 to 7 years. The long-term debt obligation of Formula bears a fixed rate annual interest of 5.5%.

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

As of December 31, 2014, Matrix had aggregate short-term obligations to banks and others of NIS 162.6 million (approximately $41.8 million) and aggregate long-term obligations to banks of NIS 220.8 million (approximately $56.8 million) under its credit facilities.

In November 2013, Magic Software received a loan from a US bank institution, in the amount of $3.0 million, to be paid monthly in equal payments, for a period of 36 months bearing interest of Libor+3.5%. The loan agreement contains various covenants which require Magic Software to maintain certain financial ratios. During 2014, Magic Software made an early redemption and repaid the entire amount.

On November 19, 2013, Sapiens completed a follow-on public offering of its common shares. Sapiens issued 6,497,400 shares at a price of $ 6.25 per share before issuance expenses. Total net proceeds from the issuance amounted to approximately $37.8 million. On March 5, 2014, Magic Software completed a follow-on public offering of its ordinary shares. Magic Software issued 6,900,000 shares at a price of $ 8.50 per share before issuance expenses. Total net proceeds from the issuance were approximately $ 54.7 million.

We believe that our current cash reserves, together with cash that may be distributed to us from the ongoing operations of our subsidiaries and any credit that we may choose to draw upon that is available under our (and our subsidiaries’ and affiliated company’s) existing credit facilities should be sufficient for our present working capital requirements for at least the next 12 months at our current level of operations. We will consider in the future additional equity issuances, debt issuances or borrowings from banks if necessary to meet cash needs for our growth, including if needed to consummate one or more acquisitions for consideration consisting of all or a substantial portion of our available cash. Should we require additional financing in the future, we cannot assure you that such financing will be available on favorable terms or at all.

Cash Provided by Operating Activities

Cash flow provided by our operating activities decreased from $ 68.6 million in 2013 to $ 16.7 million in 2014.

Net cash provided by operations in 2014 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to (i) depreciation and amortization of capitalized research and development assets and other intangible assets (mainly customer relations) in an aggregate amount of $ 9.0 million, (ii) stock-based compensation expenses, in an amount of $ 5.0 million, (iii) increase in deferred revenues in an amount of $ 7.3 million, (iv) changes in deferred taxes and in value of debentures in an aggregate amount of $ 20.2 million, (v) impairment of other investments in an amount of $ 1.3 million, and (vi) an increase in trade payables and in other accounts payable and employees and payroll accrual, in an aggregate amount of $ 6.2 million. Material downwards adjustments in cash flow for non-cash activity, including changes in operating assets and liabilities, consisted of adjustments of (i) an increase in trade receivables in an amount of $13.6 million, (ii) decrease in value of long term loans in an amount of $ 6.2 million, (iii) a decrease in inventory, in an amount of $0.2 million, reflecting our subsidiaries’ strategy to maintain adequate, but not excessive, levels of inventory based on their anticipation of future demand for proprietary software products and software services, (iv) change in liabilities in respect of business combinations in an amount of $ 3.3 million (v) increase in other current and long term account receivables in an amount of $ 5.7 million and (vi) gain derived from deconsolidation of Magic Software, consolidation of Sapiens and equity in gains of affiliated companies in an amount of $ 90.9 million.

Cash flow provided by operating activities in 2014 was primarily comprised of $ 23.1 million provided by Matrix offset by $ 7.0 million used by Formula.

Cash flow provided by our operating activities decreased from $ 73.1 million in 2012 to $ 68.6 million in 2013.

Net cash provided by operations in 2013 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to (i) depreciation and amortization of capitalized research and development assets and other intangible assets (mainly customer relations) in an aggregate amount of $ 24.3 million, (ii) stock-based compensation expenses, in an amount of $ 4.0 million, (iii) increase in deferred revenues in an amount of $ 5.0 million (iv) changes in deferred taxes and in value of debentures in an aggregate amount of $ 0.7 million and, (v) an increase in trade payables and in other accounts payable and employees and payroll accrual, in an aggregate amount of $ 5.8 million. Material downwards adjustments in cash flow for non-cash activity, including changes in operating assets and liabilities, consisted of adjustments of (i) an increase in trade receivables, in an amount of $ 5.7 million. (ii) a decrease in inventory, in an amount of $0.1 million, reflecting our subsidiaries’ strategy to maintain adequate, but not excessive, levels of inventory based on their anticipation of future demand for proprietary software products and software services, and (iii) gain derived from deconsolidation of Sapiens, in an amount of $61.2 million.

Cash flow provided by operating activities in 2013 was primarily comprised of $35.6 million provided by Matrix, $12.8 million provided by Sapiens (reflecting approximately 10.5 months of activity consolidated in our reports from January 1, 2013 until November 19, 2013) and $22.3 million provided by Magic Software, reflecting the $21.6 million, $9.9 million and $15.8 million, of net income generated by these subsidiaries, respectively, in 2013, as adjusted for non-cash operating line items and changes in non-cash operating assets and liabilities (as detailed above).

Cash Generated by (Used in) Financing Activities

Cash generated by financing activities of $ 31.6 in 2014 compared to cash used in financing activities of $38.4 million in 2013, mainly reflecting the cumulative effect of the following financing-related transactions that occurred over the course of those years:

Year Ended December 31, 2014

In April 2014, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $ 5.8 million, of which $ 2.9 million was paid to non-controlling interests in Matrix.

In June 2014, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $ 4.9 million, of which $ 2.4 million was paid to non-controlling interests in Matrix.

In July 2014, Formula distributed to its shareholders a cash dividend in an aggregate amount of approximately $7.1 million.

In September 2014, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $ 3.3 million, of which $ 1.6 million was paid to non-controlling interests in Matrix.

In December 2014, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $ 4.1 million, of which $ 2.0 million was paid to non-controlling interests in Matrix.

In December 2014, Formula distributed a cash dividend in an aggregate amount of approximately $7.9 million. The dividend was paid to Formula shareholders after the balance sheet date in February 2015.

In addition, net cash provided by financing activities in 2014 was attributable to (i) repayment of long term loans from banks and others in an amount of $ 25.1 million, and (ii) cash paid in conjunction with acquisition of activities in an amount of $14.8 million offset by (i) an increase in short term bank credit, net and proceeds from long term debt in the aggregate amount of $ 97.3 million, and (ii) purchase of non-controlling interests and redeemable non-controlling interests in an amount of $ 1.7 million.

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

In addition, net cash used in financing activities in 2013 was attributable to (i) repayment of long term loans from banks and others in an amount of $ 17.6 million (ii) cash paid in conjunction with acquisition of activities in an amount of $ 3.9 million, and, (iii) repayment of debentures in Matrix in an amount of $ 16.8 million, offset by (i) an increase in short term bank credit, net and proceeds from long term debt in the aggregate amount of $ 23.8 million, and, and (ii) purchase of non-controlling interests and redeemable non-controlling interests in an amount of $ 4.4 million.

Cash Used in Investing Activities

Net cash used in our investing activities was $ 19.8 million in 2014 compared to $63.3 million in 2013, mainly reflecting the cumulative effect of the following investment-related transactions that occurred over the course of those years:

Year Ended December 31, 2014

On March 5, 2014, Magic Software completed a follow-on public offering of its ordinary shares on the NASDAQ. Magic issued 6,900,000 shares at a price of $ 8.50 per share before issuance expenses. Total net proceeds from the issuance amounted to $ 54.7. As a result of the offering, Formula’s interest in Magic Software’s outstanding ordinary shares diluted from 51.6% to 45.0% and Formula's investment in Magic Software was measured under the equity method of accounting due to loss of control in Magic Software. We recorded a capital expenditure of $ 37.4 million in respect of losing control in Magic Software.

In April 2014, Formula acquired the VMS operations of InSync Staffing LLC, a U.S.-based full service provider of staffing solutions for IT, engineering and telecom. We recorded a capital expenditure of $ 4.0 million in respect of this acquisition.

In September 2014, Magic Software distributed to its shareholders a cash dividend in an aggregate amount of approximately $4.2 million, of which $1.9 million was paid to Formula.

On December 23, 2014, following the purchase by Formula of Sapiens common shares, bringing Formula interest in Sapiens common shares to 50.2% and as a result, regaining control over Sapiens, we recorded a net capital proceed of $ 42.4 million in respect of regaining control in Sapiens

In addition, net cash used in investing activities in 2014 was attributable to (i) purchase of property and equipment in an amount of $ 4.0 million (ii) investments in affiliated companies in an amount of $7.6 million, (iii) expenditure (net of cash acquired) with respect to business acquisitions in an amount of $ 4.4 million, and, (iv) net investment in short term deposits in an amount of $ 6.1 million.

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

In May 2013, Magic Software’s subsidiary, Comm-IT Technology Solutions Ltd., acquired Dario Solutions IT Ltd. and Valinor Ltd., both incorporated in Israel, for a total consideration of $5.3 million, of which $2.3 million is contingently payable upon the acquired business meeting certain operational targets in 2013, 2014 and 2015. Dario, a Microsoft Gold Level Partner, provides integration services especially with respect to Microsoft products for large and mid-range customers in Israel and specializes in virtualization and private cloud; server based computing, storage area networks, multiple users system management and mobile solutions. Valinor specializes in project and product consultation, installation and implementation of databases and employs a wide range of information system architects, including data base system architects, or DBAs, who have expertise in database management. Valinor assists its customers in finding creative and effective solutions, including development, conversion, upgrade and installation of complex database systems that handle large amounts of information. As a Microsoft Certified Partner and an Oracle Gold Level Partner, Valinor collaborates with both of these major software providers and is involved in different projects in Israel and internationally.

In December 2013, Matrix purchased 100% of the share capital of Strategic Sales Systems Inc. from its former shareholders in consideration of approximately NIS 1.4 million (approximately $0.4 million) in cash. Matrix may pay an additional consideration in the amount of approximately NIS 5.2 million ($1.5 million) subject to certain revenue and profit goals.

Company Commitments

In January 2014, Formula agreed to the terms of a NIS 200 million loan (approximately $57.6 million) that was extended to us by a leading Israeli institutional investor. The loan is secured by certain of the shares of each of our publicly held subsidiaries and affiliated company. The loan's average duration is approximately four years (paid over a period of 6 years) and carries a fixed annual interest rate of 5.5%.

In the context of Formula’s engagements the above mentioned leading financial institution, Formula has undertaken to maintain the following financial covenants, as they will be expressed in its financial statements, as described:

1.	Our equity shall not be lower than $ 160 million at all times.

2.	The ratio of our equity to total assets will not be less than 20%.

3.	The ratio of our total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.5 to 1.

4.	The ratio of our total financial debts less cash, short-term deposits and short-term marketable securities to the total assets will not exceed 30%.

5.	Formula’s liabilities to banks and other financial institutions in its standalone balance sheet shall not be higher than NIS 450 million (approximately $ 115.7 million).

6.	Formula will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party's debts as they are today and as they will be without the financial institution's consent.

7.	Formula will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the financial institution’s advance written consent, unless it is done in the ordinary course of business.

We do not have material commitments for capital expenditures by Formula as of December 31, 2014 or as of the date of this annual report

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Indemnification of Office Holders.”

Subsidiary Commitments

Our subsidiaries do not have any material commitments for capital expenditures as of December 31, 2014 or as of the date of this annual report.

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

Our subsidiaries as of December 31, 2014 have provided bank guarantees aggregating to approximately $ 14.0 million as security for the performance of various contracts with customers. If our subsidiaries were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

Our subsidiaries as of December 31, 2014 have also provided additional bank guarantees aggregating to $ 5.2 million as security for rent to be paid for their offices. If our subsidiaries were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees pay amounts claimed to be due.

Pursuant to the credit agreement described above, a lien has been incurred over a certain portion of our investment in outstanding shares of Matrix, Sapiens and Magic Software.

C.	Research and Development, Patents and Licenses, etc.

The net amounts that we spent on research and development activities in 2012, 2013 and 2014 totaled $ $12.3 million, $14.2 million and $0.8 million, respectively. For more information about our research and development activities, see “Item 4. Information on the Company—Business Overview— Software Development.”

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2014.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
	(U.S. dollars, in thousands
Long-term debt obligations (1)	134,329	26,127	59,904	36,634	11,664

Lease obligations	59,991	21,891	23,692	11,289	3,119

Liability in respect of the acquisition of operations	12,760	1,782	10,978	-	-

Liability to the OCS(4)	4,720	788	1,010	1,010	1,912

Uncertainties in income taxes (ASC 740) (2)	1,283	-	-	-	-
Accrued severance payments, net (3)	12,627	-	-	-	-
Total	225,710	50,588	95,584	48,933	16,695

(1)	Does not include interest.
(2)	Payment of uncertain tax benefits would result from settlements with taxation authorities. Due to the difficulty in determining the timing of settlements, this information is not included in the above table. We do not expect to make any significant payments for these uncertain tax positions within the next 12 months.
(3)	Accrued severance payments, net relate to accrued severance obligations and notice obligations mainly to our Israeli employees as required under Israeli labor law or personal employment agreements. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.
(4)	Does not include additional contingent liabilities to the OCS of approximately $2.9 million as described in Note 13(f) to our consolidated financial statements contained elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

The following table sets forth information about our directors and senior management as of April 24, 2015.

Name	Age	Position	Expiration of Current Term of Directorship/Office
Guy Bernstein	47	Chief Executive Officer	December 2019 or upon 180 days advanced written notice of either party
Asaf Berenstin	37	Chief Financial Officer	No formal arrangement regarding expiration of term of office
Marek Panek	45	Chairman of the Board of Directors	2015 annual shareholders meeting
Rafal Kozlowski	41	Director	2015 annual shareholders meeting
Dafna Cohen (1) (3)	45	Director	2015 annual shareholders meeting
Eli Zamir(1) (2) (3)	45	External director	April 2016
Iris Yahal(1) (2) (3)	53	External director	April 2016

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

Marek Panek has served as one of our directors since November 2010, as a representative of Asseco.  Since January 2007 he has been the Vice President of the Board of Directors of Asseco Poland S.A. and he is responsible for supervising the Strategy and Development Division and the EU Projects Office. Mr. Panek also holds several other positions at Asseco and its affiliates, including Chairman of the Board of Directors of Asseco Denmark (since March 2011), Chairman of the Board of Asseco Resovia S.A. (since August 2010), Supervisory Board Member of Asseco Central Europe, a.s .(since September 2011), Member of the Management Board of Sintagma UAB (since April 2011), Member of Management Board of Asseco Lietuva UAB (since June 2011), Supervisory Board Member of Asseco Kazahstan LLP (since June 2014), Member of the Board of Directors of ZAO R-Style Softlab (since May 2014), Supervisory Board Member of Insseco Sp. Z o.o (since February 2015), Supervisory Board Member of Asseco Northern Europe S.A. (2010-2013), Chairman of the Board of Asseco DACH (2008-2011). During 2007-2008, Mr. Panek served as the Chairman of the Management Board of Asseco SEE and President of the Board of Asseco Romania.  Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996); Marketing Director (from October 1996 to March 2003); Sales and Marketing Director (from April 2003 to March 2004); and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007). Prior to joining Asseco, Mr. Panek was employed at the ZE Gantel Sp. z o.o. from 1993 to 1995. Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having been awarded a master’s degree in engineering.

Rafał Kozlowski has served as one of our directors since August 2012. Since June 2012, Mr. Kozlowski has served as Vice President of the Management Board and Chief Financial Officer of Asseco. Mr. Kozlowski is also a member of the Asseco Group Board of Directors. From May 2008 to May 2012, Mr. Kozlowski served as Vice President of Asseco South Eastern Europe S.A. responsible for the company's financial management. Mr. Rafał Kozlowski was directly involved in the acquisitions of companies incorporated within the holding of Asseco South Eastern Europe, as well as in the holding's IPO process at the Warsaw Stock Exchange From 1996 to 1998, he served as Financial Director at Delta Software, and subsequently, from 1998 to 2003 as Senior Manager at Veraudyt. In the years 2004-2006, he was Head of Treasury Department at Softbank S.A. where he was delegated to act as Vice President of Finance at the company's subsidiary Sawan S.A. From 2007 through June 2009, he served as Director of Controlling and Investment Division at Asseco Poland S.A. Mr. Kozlowski graduated of the University of Warsaw, obtaining Master's degree at the Faculty of Organization and Management in 1998. He completed the Project Management Program organized by PMI in 2004, and the International Accounting Standards Program organized by Ernst & Young Academy of Business in the years 2005-2006.

Dafna Cohen has served as one of our directors since October 2009, a member of our audit committee since January 2011 and a member of our compensation committee since July 2013. Ms. Cohen is the Head of Business control and Investor Relations of EL-AL Israel Airlines Ltd., a company traded on the TASE . Ms. Cohen has served as a member of board of directors of Gilat Satellite Networks Ltd since 2014 (NASDAQ and TASE). Ms. Cohen served as Director of Global Treasury of MediaMind Technologies Inc. (previously traded on NASDAQ) and as a member of Investment committee of the Board from 2010 to 2011. Prior to that, Ms. Cohen served as a Director of Investments and as a Treasurer of Emblaze Ltd. and as a member of Investment committee of the Board from 2005 to 2009 (London Stock Exchange). Prior to that, Ms. Cohen served as an Investment Manager for Leumi Partners, a wholly owned subsidiary of Bank Leumi and as a manager at the derivatives sector of the Investment Division of Bank Leumi. Ms. Cohen previously served as a member of boards of directors of XTL Biopharmaceuticals Ltd. (NASDAQ and TASE) from 2009 to 2015, Europort Ltd from 2012 to 2014 (TASE) and of Inventech Central Ltd from 2011 to 2012 (TASE). Ms. Cohen holds an M.B.A. in finance and accounting and a B.A. degree in economics and political science, both from The Hebrew University of Jerusalem.

Eli Zamir has served as one of our external directors, as a member of our audit committee since March 2013 and a member of our compensation committee since July 2013. Mr. Zamir currently serves as an independent financial advisor. From 2007 to December 2014 Mr. Zamir served as the CEO of Invest Pro Ltd., a private investment firm. From 1995 to 2002, Mr. Zamir served as a portfolio manager and from 2002 to 2007 Mr. Zamir served as the CEO of an underwriter. Until 2014, Mr. Zamir served as a director of Synopsis Ltd., a public company listed on the TASE. Mr. Zamir holds a B.A. degree in accounting and finance from Tel-Aviv University and an M.B.A. degree, from Ben Gurion University.

Iris Yahal has served as one of our external directors, the chairperson of our audit committee since April 2013 and a member of our compensation committee since July 2013. Ms. Yahal is an independent strategic transaction advisor for various software, renewable energy, infrastructure and biotech companies since 2007. From 1995 through 2007, Ms. Yahal served as Chief Financial Officer of BluePhoenix Solutions Ltd., a public company listed on the NASDAQ Global Market and the TASE. In addition, from 1999 through 2007 Ms. Yahal served as a director of BluePhoenix Solutions and each of its international subsidiaries. From 1991 until 1996, Ms. Yahal served as a controller at Argotech Ltd. which, at that time, was a wholly owned subsidiary of our Company, operating as a start-up incubator. Prior to 1991, Ms. Yahal worked as an auditor with Wallenstein and Co., a public accounting firm. Ms. Yahal holds a B.A. degree in accounting and statistics and an M.B.A degree in business administration, both from Tel- Aviv University and is a certified public accountant in Israel.

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

Aggregate Compensation Paid to Directors and Executive Officers

In 2014, Formula paid to its directors and executive officers, consisting of the individuals listed above in the table under “—Directors and Senior Management”, direct remuneration and provided related benefits of approximately $3.2 million, in the aggregate with respect to 2014 and $2.97 million paid in respect of 2013. This aggregate compensation amount includes amounts set aside or accrued to provide pension, retirement or similar post-employment benefits, which themselves totaled less than $5,000 in 2014. In addition Formula recorded with respect to its directors and executive officers, consisting of the individuals listed above in the table under “—Directors and Senior Management” expenses with respect to equity based compensation in the total amount of $ 4.7 million.

The above aggregate compensation amount does not include the following:

•	expenses, including business travel, professional and business association dues and expenses, for which Formula reimburses its officers; and

•	other fringe benefits that companies in Israel commonly reimburse or pay to their officers,

as amounts incurred for such expenses and benefits in 2014 were paid in reimbursement of activities carried out by our directors and executive officers for strict business purposes in carrying out their duties on behalf of Formula and were therefore not compensatory in nature.

The above aggregate compensation amount includes payment of director’s fees. Formula compensates its external directors and other directors in accordance with the regulations promulgated under the Companies Law.

Summary Compensation Table

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose information concerning the amount and type of compensation paid to its chief executive officer, chief financial officer and the three other most highly compensated executive officers, rather than an aggregate, basis. Nevertheless, a recent amendment to the regulations promulgated under the Israeli Companies Law requires us to disclose the annual compensation of our five most highly compensated officers on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. Under the Companies Law regulations, this disclosure is required to be included in the annual proxy statement for our annual meeting of shareholders each year, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. Because of that disclosure requirement under Israeli law, we are also including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

The tables below reflect the compensation granted to our 5 most highly compensated officers and directors during or with respect to the year ended December 31, 2014. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2014.

Compensation of Management (1)

Name and Position(2), (3)	Salary ($)	Benefits And Perquisites ($)	Variable Compensation ($)	Equity Based Compensation ($) (5)
Guy Bernstein – CEO	510,698	(4)	(6)	(7)

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements. We have only one office holder who is a member of management who is compensated by Formula. For disclosure concerning compensation paid by us to our remaining four most highly compensated office holders (all of whom are directors), please see the table under “Compensation of Directors” below.

(2)	The executive officer listed in the table is a full-time employee or consultants of Formula. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2014.

(3)	Our Chief Financial Officer, Asaf Berenstin, also serves as the chief financial officer of Magic Software. Pursuant to an agreement between Magic Software and Formula, Mr. Berenstin allocates 25%-30% of his time to Formula. Because he is not compensated by our Formula, Mr. Berenstin is not listed in this table.

(4)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive officer, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s guidelines.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2014 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph (x) of Note 2 to our consolidated financial statements, contained elsewhere in this annual report.

(6)

Under his service agreement with us, our chief executive officer, is entitled to an annual bonus in an amount equal to 3.3% of our net profit (including capital gains) after tax. An advance of 70% of the estimated bonus with respect to each year is paid over the course of the year, divided into quarterly installments, which is estimated based on our quarterly financial statements and is subject to final adjustment at the end of the year.

(7)	In March 2012, concurrently with the amendment and extension of Mr. Bernstein’s service agreement as our Chief Executive Officer, our Board of Directors awarded him options exercisable for 1,122,782 ordinary shares of Formula, which took the place of 543,840 redeemable ordinary shares that had been granted to him in March 2011 and had been redeemed by Formula. The exercise price of the options granted in March 2012 was NIS 0.01 per share, and the options were exercised in their entirety in June 2013 by Mr. Bernstein. Our redemption right with respect to the ordinary shares issuable upon exercise of these options lapses in equal quarterly installments over an eight year period that commenced in March 2012 and concludes in December 31, 2019. This March 2012 grant has been accounted for by Formula as a modification to the March 2011 grant to Mr. Bernstein. The total compensation expense that we recorded in our financial statements for the year ended December 31, 2014 in respect of Mr. Bernstein’s March 2012 option grant (constituting his equity compensation for all of 2014) was $4.7 million.

Compensation of Directors

The following table sets forth information with respect to compensation of our directors (none of whom serves as an employee of our Company) during fiscal year 2014. The fees to the directors were paid by Formula.

Name and Principal Position	Total Fees Earned or Paid in Cash ($)(1)
Marek Panek - Chairman	35,200
Rafal Kozlowski - Director	35,600
Dafna Cohen - Director	62,600
Eli Zamir - External Director	42,300
Iris Yahal - External Director	42,300

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in the Company’s financial statements.

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

In June 2013, all 1,122,782 options were exercised into ordinary shares. Such ordinary shares have been deposited with a trustee and, pursuant to the terms of our 2011 Plan and the option agreement with respect to such options, our chief executive officer is not permitted to vote or dispose of them until the shares are released from the trust. All shares participate in dividends and have the right to vote, however for so long as the shares are held by the trustee (even if they have vested) the voting rights may only be exercised by the trustee. In accordance with the guidelines of our 2011 Share Incentive Plan for so long as the shares underlying any grant under the plan are being held by the trustee they will be voted by the trustee in the same proportion as the results of the other shares voting in the shareholder meeting.  Only those shares for which the vesting period has expired may be collected from the trustee. As of April 24, 2015, all 1,122,782 shares were deposited with the trustee and 456,130 ordinary shares were vested.

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

Pursuant to our amended and restated articles of association, or our articles, directors are generally elected at the annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Our existing board of directors may also appoint a new director to the board, assuming that the then-authorized size of the board, as last approved by our shareholders, exceeds the number of directors then serving on the board, whether due to a resignation or otherwise, in which case the newly appointed director holds office until the next annual general meeting of shareholders immediately following such appointment. Our board is currently comprised of five persons, of which each of Dafna Cohen, Eli Zamir and Iris Yahal has been determined by the board to be independent within the meaning of the Listing Rules of the NASDAQ Stock Market (or the NASDAQ listing rules), on which our ADSs are listed for trading. Mr. Zamir and Ms. Yahal serve as our external directors, as mandated under Israeli law, and are therefore subject to additional criteria to help ensure their independence. See “External Directors Under the Companies Law” below. Each of our directors, except for the external directors, holds office until the next annual general meeting of shareholders and may then be re-elected. Our officers are appointed by our board of directors.

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

An external director may be removed from office only: (i) by a court, upon determination that the external director to be so removed ceased to meet the statutory qualifications for his or her appointment or if he or she violated his or her duty of loyalty to the company or (ii) by the same percentage of shareholders, acting through a shareholders meeting, as is required for his or her election, if the board of directors has determined that the external director to be so removed has ceased to meet the statutory qualifications for his or her appointment or violated his or her duty of loyalty to the company and has proposed the removal to the shareholders. An external director who ceases to meet the conditions for his or her service as such must notify the company immediately and such service shall cease immediately upon such notification.

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

Qualifications of Directors Generally Under the Companies Law

Under the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors (not merely external directors) who must have accounting and financial expertise (according to the same criteria described above with respect to external directors under “—External Directors Under the Companies Law”). In accordance with the Companies Law, the determination of the board should be based on, among other things, the type of the company, its size, the volume and complexity of its activities and the number of directors. Based on the foregoing considerations, our board determined that the number of directors with financial and accounting expertise in our company shall not be less than one. As described above under “—External Directors Under the Companies Law,” currently Ms. Iris Yahal and Mr. Eli Zamir have been determined by the board to possess such accounting and financial expertise.

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

Audit Committee

In addition to the foregoing requirement with respect to the majority of its members being unaffiliated directors, the Companies Law requires public companies such as ours to appoint an audit committee, comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The chairman of the board of directors, or any director employed by or otherwise providing services on a regular basis to the company or to a controlling shareholder or any entity controlled by a controlling shareholder, may not be a member of the audit committee. Under the Companies Law, our audit committee is responsible for (i) determining whether there are deficiencies in the business management practices of the company, including in consultation with the company’s internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices, (ii) determining whether to approve certain related party transactions , including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material, (iii) establishing the approval process (including, potentially, the approval of the audit committee) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (iv) where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board and propose amendments thereto, (v) examining the company's internal controls and internal auditor's performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the company's special needs and size), (vi) examining the scope of the company's auditor's work and compensation and submitting a recommendation with respect thereto to the board of directors or the general meeting of shareholders, depending on which of them is considering the appointment of our auditor and (vii) establishing procedures with respect to the handling of company employees' complaints as to the management of the company's business and the protection to be provided to such employees. In compliance with regulations under the Companies Law, our audit committee also approves our financial statements, thereby fulfilling the requirement that a board committee provide such approval. An audit committee may not approve an action requiring its approval, unless at the time of approval a majority of the committee’s members are present, of whom a majority consist of unaffiliated directors and at least one of them is an external director.

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

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries and affiliated company participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2014 was approximately $ 112,100.

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

The table below sets forth the average number of employees employed by us, as allocated (i) among our three significant subsidiaries and (ii) by geographical area of employment, during each of the last three fiscal years:

	2014	2013	2012
Matrix	7,260	6,518	6,500
Magic Software	1,181	1,302	1,006
Sapiens	1,017	938	791
Insync	650	-	-
Total	10,108	8,758	8,297

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

As of April 24, 2015, none of our directors or officers owned any shares of our company (whether actual ordinary shares or shares issuable upon exercise of options), except for Mr. Guy Bernstein, our Chief Executive Officer, and Mr. Asaf Berenstin, as described below. None of the ordinary shares beneficially owned by Mr. Bernstein has voting rights different from those possessed by other holders of Formula’s ordinary shares.

At the current time, to our best knowledge, Mr. Guy Bernstein owns 260,040 of Formula’s ordinary shares, and furthermore holds the above 1,122,782 shares, which were granted to him in March 2012 (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer”) and of which as of April 24, 2015, 456,130 are vested and the remainder are subject to restrictions.

At the current time, to our best knowledge, Mr. Asaf Berenstin owns 10,000 of Formula’s ordinary shares, which were granted to him in November 2014 (as described on Note 11(b) to our consolidated financial statements contained elsewhere in this annual report) and of which as of April 24, 2015, 625 are vested and the remainder are subject to restrictions.

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

Of the options available for grant under the 2008 Plan, we granted, in January 2009, options to purchase 396,000 ordinary shares to our Chief Executive Officer, each exercisable at an exercise price of NIS 0.01. (Please see “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of that grant.) As of April 30, 2015, options to purchase 4,000 shares remain available for future grants under the 2008 Plan.

Formula’s 2011 Share Incentive Plan

In March 2011, our board of directors adopted Formula’s 2011 Share Incentive Plan, which we refer to as the 2011 Plan. Pursuant to the 2011 Plan, we may grant from time to time to our and our subsidiaries’ employees, office holders (which are not Formula’s controlling shareholders) and consultants options to purchase, share based awards or restricted shares with respect to, up to an aggregate of 545,000 ordinary shares of Formula. The 2011 Plan is administered by our board of directors. The 2011 Plan provides that options, restricted shares or other stock-based awards may be granted, from time to time, to such grantees to be determined by our board of directors, at such exercise prices and with such vesting or other terms as shall be determined by the board at its sole and absolute discretion. Options may be granted under the 2011 Plan through March 2021.

In March 2012, our board of directors increased the amount of ordinary shares reserved for issuance under the 2011 Share Incentive Plan by 1,200,000 shares.

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

On November 13, 2014, our board of directors approved the grant of 10,000 restricted shares to our chief financial officer under the 2011 Plan. These restricted shares vest on a quarterly basis over a four-year period, commencing on November 13, 2014 and concluding on November 13, 2018, provided that during such time the chief financial officer will continue to serve as (i) an officer of Formula and/or (ii) an officer in one of the directly held affiliates, except that if he fail to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula); then, the chief financial officer will be deemed to have complied with clauses (i) or (ii) above. Notwithstanding the foregoing, if a change of control of Formula occurs, then all unvested restricted shares will immediately become vested.

As of April 24, 2015, options to purchase 68,378 shares remain available for future grants under the 2011 Plan.

Option Plans of Our Subsidiaries

Our subsidiaries generally have share option plans pursuant to which qualified directors, employees and consultants may be granted options for the purchase of securities of the subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of Formula’s ordinary shares as of April 24, 2015 by each person known to us to be the beneficial owner of 5% or more of Formula’s ordinary shares based on information provided to us by our shareholders or disclosed in public filings with the SEC. Percentages expressed in the below table are based on 14,728,782 ordinary shares outstanding as of April 24, 2015 (which includes ordinary shares subject to restrictions and repurchase by us). Ordinary shares represented by ADSs are included both in the number of our outstanding ordinary shares and in determining the beneficial ownership of any particular shareholder or group of shareholders. None of the holders of the ordinary shares listed in the below table has voting rights different from other holders of Formula’s ordinary shares. Except where indicated otherwise, we believe, based on information furnished by these owners, that each of the beneficial owners of Formula’s shares listed below has sole investment and voting power with respect to such shares.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)
Asseco Poland S.A. (3)	6,823,602		46.3%
Menora Mivtachim Holdings Ltd.(4)	769,838	(4)	5.2%
Clal Insurance Enterprises Holdings Ltd.(5)	867,951	(5)	5.9%
All directors and executive officers as a group (6 persons)	716,795	(6)	4.9%

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 14,728,782 ordinary shares issued and outstanding as of April 24, 2015.

(3)	Based on the Schedule 13D filed by Asseco with the SEC on December 6, 2010. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Based on Amendment No. 1 to the Schedule 13G filed by Menora Mivtachim Holdings Ltd., or Menora Holdings on February 17, 2015. Menora Holdings is a holding company publicly-traded on the TASE. 61.986% of Menora Holdings’ outstanding shares are held directly and indirectly by the family of Menachem Gurevitch, 2.76% are held by other affiliates of Menora Holdings and 38.135% are publicly held. Such ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Menora Holdings, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(5)	Clal Insurance Enterprises Holdings Ltd., referred to as Clal Insurance, is publicly traded on the TASE. Pursuant to Amendment No. 9 to Schedule 13G filed on February 17, 2015, all of the 867,951 ordinary shares reported as beneficially owned by Clal Insurance are held for members of the public through, among others, provident funds, mutual funds, pension funds, index-linked securities and insurance policies, which are managed by subsidiaries of Clal Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(6)	In April 2010, Guy Bernstein, the Company's Chief Executive Officer, exercised options to purchase 260,040 ordinary shares previously granted to him, in connection with his service agreement. In accordance with the terms of the grant, all 260,040 ordinary shares are currently deposited with a trustee and Mr. Bernstein is not permitted to vote or dispose of them until the shares are released from the trust, upon Mr. Bernstein’s request. Furthermore, in March 2012, concurrently with the amendment and extension of Mr. Bernstein’s service agreement, we approved a grant of options to him, exercisable for 1,122,782 ordinary shares, subject to certain vesting conditions. In June 2013, all 1,122,782 options were exercised into shares however they have been deposited per the grant agreement with a trustee. In accordance with the terms of that second option grant, the shares issuable upon exercise of the option will be deposited with a trustee and our Chief Executive Officer will not be permitted to vote or dispose of them until the shares are released from the trust, as described in the grant letter. As of April 24, 2015, 456,130 of such ordinary shares have vested and may be released to Mr. Bernstein upon his request. Because of the foregoing limitations on voting and investment power, other than the 716,170 which may be released to Mr. Bernstein on request, none of the ordinary shares held by Mr. Bernstein are deemed to be beneficially owned by him. Besides Mr. Bernstein, none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options). On November 13, 2014, we approved under the 2011 Plan the grant of 10,000 restricted shares to Mr. Asaf Berenstin, our chief financial officer, of which as of April 24, 2015, 625 are vested and the remainder are subject to restrictions.

As of April 24, 2015, 14,728,782 ordinary shares were issued and outstanding, which excludes 24,780 ordinary shares that we purchased during 2002 and 543,840 that we purchased during 2011. On April 24, 2015, we had two shareholders of record, one of which was a United States record holder. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders (including shares represented by ADSs) are recorded in the name of our Israeli share registrar, Israel Discount Bank Limited’s registrar company. All of our ordinary shares (including shares represented by ADSs) have equal voting rights. However, under applicable Israeli law, the shares that we have repurchased and currently hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

As of April 24, 2015, 510,715 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York Mellon, representing approximately 5.7% of our ordinary shares. As of that date, there were approximately 24 registered holders of our ADSs, of whom 21 record holders were United States residents. Such number of record holders is not representative of the actual number of beneficial holders of our ADSs in the United States.

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

Office Holders’ Insurance

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium Formula paid during 2014 was approximately $112,100.

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

Export Sales

In 2014, 16.5% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see “Item 4.—Information on the Company— Business Overview— Geographical Distribution of Revenues.”

Legal Proceedings

In August 2009, a software company and one of its owners filed an arbitration proceeding against Magic Software and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs sought damages in the amount of approximately NIS 52 million (approximately $13.4 million). The arbitrator rendered his ruling in January 2015 and determined the damages that Magic Software and one of its subsidiaries should pay the plaintiffs. Therefore, Magic financial results of operations of 2014 includes a net impact of $1.6 million resulting from the arbitration expenses recorded in excess to accruals recorded in previous years.

On September 10, 2014, a motion for certification of a class action (together with a statement of claim) was filed by an alleged shareholder of Formula's subsidiary Matrix against Matrix and Matrix's directors and chief executive officer, and against Formula, as Matrix’s controlling shareholder. The motion included a claim for damages caused, according to the alleged shareholder, to the shareholders of Matrix as a result of the publication of financial statements that included misleading information, which, according to the applicant, have a significant impact on Matrix’s results of operations, a breach of the duty of disclosure under Israeli securities laws and negligent supervision over the financial statements, based on reports regarding the correction of errors discovered in the financial statements of Matrix. On January 13, 2015, the applicant filed an amended request, which included, among other things, a financial expert opinion and an increase to the amount of the claim in accordance with the above request, with the losses to the applicant estimated to be NIS 0.225 and the losses of the entire group estimated to be NIS 41,000 (approximately $ 10,543).  Matrix and Formula have not yet filed a response. At this time, given the multiple uncertainties involved and in large part to the highly speculative nature of the damages sought by the plaintiff we are unable to estimate the amount of the probable loss, if any, to be recognized with respect to this claim.

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

In December 2014, Formula declared a cash dividend to its shareholders, to be paid in February 2014, of $0.535 per share. The aggregate amount distributed by Formula was approximately $7.9 million.

In July 2014, Formula distributed to its shareholders a cash dividend of $0.48 per share. The aggregate amount distributed by Formula was approximately $7.1 million.

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

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2015 (through April 24, 2015)	109.60	81.00	27.82	20.57
2014	114.10	83.70	32.83	21.52
2013	94.99	57.89	26.64	16.22
2012	69.21	54.41	17.88	13.55
2011	75.57	65.61	19.78	17.17
2010	68.45	40.21	17.92	10.53

Quarterly:
Second Quarter 2015 (through April 24, 2015)	109.60	103.00	27.82	26.22
First Quarter 2015	106.20	81.00	26.20	20.57
Fourth Quarter 2014	99.96	83.70	26.38	21.52
Third Quarter 2014	105.00	89.90	28.94	25.89
Second Quarter 2014	114.10	98.19	32.83	28.56
First Quarter 2014	107.90	86.87	30.79	24.48
Fourth Quarter 2013	94.99	80.23	26.64	21.79
Third Quarter 2013	91.90	80.05	25.46	21.70
Second Quarter 2013	83.5	68.29	22.80	19.07
First Quarter 2013	71.17	57.89	19.50	16.22
Fourth Quarter 2012	65.50	57.52	16.99	14.50
Third Quarter 2012	65.00	54.41	16.41	13.55
Second Quarter 2012	69.21	57.56	17.88	14.73
First Quarter 2012	64.14	56.99	17.23	14.77

Most Recent Six Months:
April 2015	109.60	103.00	27.82	26.22
March 2015	106.2	96.72	26.20	24.39
February 2015	97.05	81.00	24.68	20.57
January 2015	91.98	81.91	23.35	20.86
December 2014	96.09	83.70	24.27	21.52
November 2014	99.96	87.07	26.38	22.49

Price Range of American Depositary Shares

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the NASDAQ Global Select Market in U.S. dollars.

	U.S.$
	Price Per ADS
	High	Low
Annual:
2015 (through April 24, 2015)	27.98	20.47
2014	33.79	21.02
2013	26.64	16.22
2012	17.88	17.04
2011	20.49	11.14
2010	18.92	10.82

Quarterly:
Second Quarter 2015 (through April 24, 2015)	27.48	26.16
First Quarter 2015	27.98	20.47
Fourth Quarter 2014	27.41	21.02
Third Quarter 2014	29.85	25.00
Second Quarter 2014	33.79	28.20
First Quarter 2014	31.03	24.02
Fourth Quarter 2013	26.64	21.79
Third Quarter 2013	25.46	21.70
Second Quarter 2013	22.80	19.07
First Quarter 2013	19.50	16.29
Fourth Quarter 2012	16.99	15.06
Third Quarter 2012	16.23	16.21
Second Quarter 2012	17.88	17.04
First Quarter 2012	17.23	16.92

Most Recent Six Months:
April 2015	27.48	26.16
March 2015	27.98	24.36
February 2015	24.66	20.75
January 2015	22.97	20.47
December 2014	22.85	21.02
November 2014	25.86	22.52

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Company Commitments” for a description of our loan agreement with an Israeli institutional investor and “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of our service agreement with our Chief Executive Officer, Mr. Guy Bernstein. Beyond those agreements, Formula is not party to, and has not been party to in the last two years, any material contract entered into outside of the ordinary course of business. In addition, while our subsidiaries are party and have been party in the last two years to numerous contracts with customers, resellers and distributors, such contracts are entered into in the ordinary course of business. Furthermore, we do not deem any other individual contract entered into by any of our subsidiaries outside of the ordinary course of business (such as investment or acquisition agreements) during the last two years to be material to us.

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

Israeli Resident Individuals

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20% unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such a shareholder is considered a substantial shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a company director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal rates applicable to business income (up to 48% in 2014).

Notwithstanding the foregoing, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a substantial shareholder at any time during the 12-month period preceding the sale and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gain tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% or 30%).

Israeli Resident Corporations.

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate for 2014 and onwards is 26.5%.

Non-Israeli Residents

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate tax rate (25% in 2013 and 26.5% as of 2014) or, if derived by an individual, at the rate of 25% (for assets other than shares that are listed on stock exchange – 20% for the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on stock exchange – 25% with respect to the portion of the gain generated up to December 31, 2011), if generated from the sale of an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2014).

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

In addition, a sale of shares by a non-Israeli resident may also be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, which we refer to as the U.S-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale, exchange or disposition; (ii) the shareholder, if an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gain arising from such sale is attributable to a permanent establishment of the shareholder which is maintained in Israel. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Treaty does not provide such credit against any U.S. state or local taxes.

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

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares and ADSs (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a substantial shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15% (and 20% with respect to Preferred Enterprise), subject to certain conditions. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Beneficiary/ Preferred income).

Israeli Resident Corporations. Generally, Israeli resident corporations are generally exempt from Israeli corporate tax on the receipt of dividends paid on our ordinary shares and ADSs. However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise or Beneficiary Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period.

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for publicly traded shares, like our ordinary shares and ADSs, at the rate of 25% or 30% (if the dividend recipient is a substantial shareholder, at the time of distribution or at any time during the preceding 12-month period), or 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise (and 20% with respect to a Preferred Enterprise). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a substantial shareholder or not), unless a reduced rate is provided under an applicable tax treaty. Under the U.S-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares and ADSs who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved, Beneficiary or Preferred Enterprises, as applicable, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporate shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains, provided those dividends meet the requirements of “qualified dividend income.” The maximum long-term capital gains rate is 20% for individuals with annual taxable income over $400,000. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “Tax on Net Investment Income” in this Item below. For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Capital Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. Dividends that fail to meet such requirements and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the ordinary share and ADS with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share and ADSs (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share and ADS with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or “PFIC”, for any taxable year, dividends paid on our ordinary shares and ADSs in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

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

Taxation of the Disposition of the Ordinary Shares or ADSs

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares and ADSs, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our ordinary shares and ADSs. The gain or loss recognized on the disposition of the ordinary shares and ADSs will be long-term capital gain or loss if the U.S. holder held the ordinary shares and ADSs for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. The maximum long-term capital gains rate is 20% for individuals with annual taxable income over $400,000. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “Tax on Net Investment Income” in this Item below. Capital gain from the sale, exchange or other disposition of ordinary shares and ADSs held for one year or less is short-term capital gain and taxed as ordinary income. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our ordinary shares and ADSs generally will be treated as U.S. source income or loss. The deductibility of capital losses is subject to certain limitations.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2014.

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

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. holder would be taxed, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. We have agreed to supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. holder’s basis in its ordinary shares and ADSs will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. holder’s QEF election is in effect with respect to the entire holding period for its ordinary shares and ADSs, any gain or loss realized by such holder on the disposition of its ordinary shares and ADSs held as a capital asset generally will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such ordinary shares and ADSs for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. The maximum long-term capital gains rate is 20% for individuals with annual taxable income over $400,000. The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares and ADSs held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2014. We currently expect that we will not be a PFIC in 2015. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our ordinary shares and ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares and ADSs in the event that we qualify as a PFIC.

U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Tax on Net Investment Income

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from the tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income generally will include its dividends on our ordinary shares and ADSs and net gains from dispositions of our ordinary shares and ADSs, unless those dividends or gains are derived in the ordinary course of the conduct of trade or business (other than trade or business that consists of certain passive or trading activities). Net investment income, however, may be reduced by deductions properly allocable to that income. A U.S. holder that is an individual, estate or trust is urged to consult its tax adviser regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares or ADSs.

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

Information Reporting and Backup Withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of up to 28% with respect to dividend payments on, or receipt of the proceeds from the disposition of, our ordinary shares and ADSs. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Non-U.S. holders are not subject to information reporting or backup withholding with respect to dividend payments on, or receipt of the proceeds from the disposition of, ordinary shares and ADSs in the U.S., or by a U.S. payer or U.S. middleman, provided that such non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a holder, or alternatively, the holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

Information Reporting by Certain U.S. Holders

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of $50,000 (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding his reporting obligation.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Formula is subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports with the SEC, including annual reports on Form 20-F by April 30 each year (as of 2015). In addition, we furnish interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K certain other material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. You may inspect without charge and copy at prescribed rates such material at the public reference facilities maintained by the SEC, at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate and Currency Exchange Rate Fluctuations; Impact of Inflation

In light of the nature of our activities, we invest our cash and cash equivalents primarily in short-term and long-term deposits. As of December 31, 2014, substantially all of the cash that we held was invested in dollar accounts bearing interest based on LIBOR, Euro accounts and NIS accounts bearing interest based on the Israeli prime rate. Given the current low interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings from our financial assets would be negligible, holding other variables constant.

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

At the same time, a significant portion of our revenues from proprietary software products is currently denominated in dollars and other currencies, particularly Euro and British pound and to a lesser extent Japanese Yen, while a substantial portion of our expenses relating to the proprietary software products, principally salaries and related personnel expenses, is denominated in NIS. As a result, the depreciation of the dollar or these other currencies relative to the NIS increases our operating costs as a percentage of the revenues that we derive from those dollar and other currency-denominated sales, and, therefore, adversely affects the operational profitability of our proprietary software product reporting segment. A rise in the rate of Israeli inflation compounds this negative impact by further increasing our NIS (and ultimately dollar-recorded) operating expenses, and, consequently, reducing our operational profitability in that segment. Also, the depreciation of these other currencies—particularly Euro, British pound and to a lesser extent Japanese Yen—relative to the U.S. dollar reduces our dollar recorded revenues from sales of our proprietary software products and thereby harms our results of operations.

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

An increase of 10% in the value of the NIS relative to the dollar in the year ended December 31, 2014 would have resulted in a net increase in the dollar reporting value of our operating income of $ 3.1 million for 2014 and an increase in the dollar reporting value of our total revenues of $59.0 million for that year, due primarily to the positive impact to the profitability of our software services business line earned mainly in NIS which would outweigh the adverse impact to the profitability of our proprietary software products resulting from such an increase. On the other hand, a 10% decrease in value of the NIS relative to the dollar in the year ended December 31, 2014 would have caused a net decrease in the dollar reporting value of our operating income of $ 2.5 million for 2014 and a decrease in the dollar reporting value of our total revenues of $ 48.3 million for that year, due primarily to the adverse impact on the revenues and profitability of our software services business line earned mainly in NIS which would outweigh the increase in dollar value of the proprietary software products business line expenses recorded in mainly in NIS.

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

Fluctuations in Market Price of Securities We Hold

We hold the securities of two subsidiaries and one affiliate—Matrix, Sapiens, and Magic Software, respectively— which are companies whose securities are listed for trading on the NASDAQ Global Market and/or the TASE. We consider these holdings as long-term holdings. We are exposed to the risk of fluctuation of the price of these companies’ securities. All of these publicly traded companies have experienced significant historical volatility in their stock prices. Fluctuations in the market price of our holdings in these companies may result in the fluctuation of the value of our assets. We typically do not attempt to reduce or eliminate our market exposure on these securities.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2014. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2014.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria set forth Internal Control—Integrated Framework (2013) . Based on this assessment, our management concluded that, as of December 31, 2014, our internal control over financial reporting was effective.

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

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm in Israel, which has audited our financial statements for the year ended December 31, 2014 that are included in this annual report, has issued an attestation report on our management's assessment of our internal control over financial reporting as of December 31, 2014.

(c) Attestation Report of the Registered Public Accounting Firm. The attestation report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm in Israel, on our management's assessment of our internal control over financial reporting as of December 31, 2014 is provided on page F-3, as included under Item 18 of this annual report.

(d) Changes in Internal Control Over Financial Reporting. Based on the evaluation conducted by it, with the participation of our Chief Executive Officer and Chief Financial Officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2014, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions with respect to its requirements described in the above paragraph will be publicly disclosed by us via a report on Form 6-K in accordance with the regulations of the SEC. No such amendment has been adopted, nor waiver provided, by us during the fiscal year ended December 31, 2014.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (which we refer to as Kost Forer), for the years ended December 31, 2013 and December 31, 2014, respectively:

	2013	2014
	(U.S. dollars in thousands)
Audit Fees(1)	1,187	1,372
Audit-Related Fees(2)	24	-
Tax Fees(3)	319	343
Total	1,530	1,715

(1)	The audit fees for the years ended December 31, 2013 and 2014 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiary and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.
117

(2)	Audit-related fees for the year ended December 31, 2013 relate to due diligence services performed in connection with our acquisitions, stock options and value added tax (VAT) related matters.
(3)	Tax fees for the years ended December 31, 2013 and 2014 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

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

During 2013 and 2014, all audit and non-audit services were pre-approved by our audit committee in accordance with the policy and procedures.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted on the pages below:

Report of Independent Registered Public Accounting Firm	F-2-F-4
Consolidated Balance Sheets at December 31, 2014 and 2013	F-5-F-6
Consolidated Statements of Income for the Years Ended December 31, 2014, 2013 and 2012	F-7
Consolidated Statements of Comprehensive Income	F-8
Statements of Changes in Equity for the Years Ended December 31, 2014, 2013 and 2012	F-9-F-10
Consolidated Statements of Cash Flows for the Years Ended December 31, 2014, 2013 and 2012	F-11-F-14
Notes to Consolidated Financial Statements	F-15-F-76
Additional Reports of Independent Registered Public Accounting Firms	F-77-F-79

ITEM 19. EXHIBITS

Exhibit No.
1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)

Exhibit No.
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan and amendment(5)
8	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kaiserer, a member of Ernst & Young Global*
15.2	Consent of Levy Cohen and Co.*
15.3	Consent of Levy Cohen and Co.*
15.4	Consent of KDA Audit Corporation*
101	The following financial information from Formula Systems (1985) Ltd.'s annual report on Form 20-F for the year ended December 31, 2014 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2013 and 2014; (ii) Consolidated Statements of Income for the years ended December 31, 2012, 2013 and 2014; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2013 and 2014; (iv)Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2013 and 2014; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text.*

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

(5) Incorporated by reference to the annual report on Form 20-F for the 2013 fiscal year filed by the registrant with the Securities and Exchange Commission on April 30, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/Guy Bernstein	April 30, 2015
	Guy Bernstein	Date
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan and amendment(5)
8	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kasierer, A Member of Ernst & Young Global*
15.2	Consent of Levy Cohen and Co. *
15.3	Consent of Levy Cohen and Co. *
15.4	Consent of KDA Audit Corporation*
101	The following financial information from Formula Systems (1985) Ltd.'s annual report on Form 20-F for the year ended December 31, 2014 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2013 and 2014; (ii) Consolidated Statements of Income for the years ended December 31, 2012, 2013 and 2014; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2013 and 2014; (iv)Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2013 and 2014; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text.*

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

(5) Incorporated by reference to the annual report on Form 20-F for the 2013 fiscal year filed by the registrant with the Securities and Exchange Commission on April 30, 2014.

FORMULA SYSTEMS (1985) LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCUNTING FIRM

To the Board of Directors and the Shareholders of

FORMULA SYSTEMS (1985) LTD.

We have audited the accompanying consolidated balance sheets of Formula Systems (1985) Ltd. and its subsidiaries (the "Company") as of December 31, 2013 and 2014 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 1% as of December 31, 2013, and total revenues of 3%, 3% and 1% for each of the years ended December 31, 2012, 2013 and 2014, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2014 and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2015 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer
April 30, 2015	KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

FORMULA SYSTEMS (1985) LTD.

We have audited Formula Systems (1985) Ltd.'s ("Formula" or the "Company") internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years ended December 31, 2012, 2013 and 2014, respectively, and our report dated April 30, 2015 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer
April 30, 2015	KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2013	2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$82,123	$107,416
Marketable securities (Note 4)	17,956	15,784
Short-term deposits	672	6,454
Trade receivables (net of allowances for doubtful accounts of $ 5,066 and $ 2,316 as of December 31, 2013 and 2014, respectively)	193,582	191,995
Other accounts receivable and prepaid expenses (Note 16a)	36,488	36,458
Inventories	2,407	2,259

Total current assets	333,228	360,366

LONG-TERM RECEIVABLES:
Marketable Securities (Note 4)	520	33,748
Deferred taxes (Note 15e)	13,152	12,738
Prepaid expenses and other accounts receivable	8,761	10,287

Total long-term receivables	22,433	56,773

INVESTMENTS IN AFFILIATED COMPANIES (Note 6)	161,501	169,143

SEVERANCE PAY FUND	68,148	65,322

PROPERTY, PLANTS AND EQUIPMENT, NET (Note 7)	19,408	19,879

INTANGIBLE ASSETS, NET (Note 9)	39,643	76,025

GOODWILL (Note 8)	227,434	373,231

Total assets	$871,795	$1,120,739

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2013	2014
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Liabilities to banks (Note 16b)	$35,636	$41,818
Trade payables	52,645	52,335
Deferred revenue	28,454	34,556
Dividend payable	4,565	7,876
Employees and payroll accrual	54,365	62,540
Other accounts payable (Note 16c)	22,853	24,913
Liabilities in respect of business combinations	12,452	1,782

Total current liabilities	210,970	225,820

LONG-TERM LIABILITIES:
Liabilities to banks and others (Note 10)	62,447	108,203
Other long term liabilities	-	6,204
Deferred taxes (Note 15e)	8,157	31,118
Deferred revenue	4,990	4,838
Liability in respect of business combinations	2,871	825
Liability in respect of capital lease	1,418	903
Accrued severance pay	81,258	77,948

Total long-term liabilities	161,141	230,039

COMMITMENTS AND CONTINGENCIES (Note 13)

REDEEMABLE NON-CONTROLLING INTEREST (Note 2d)	23,529	10,313

EQUITY (Note 14):
Formula Systems (1985) equity:
Share capital:
Ordinary shares of NIS 1 par value -
Authorized: 25,000,000 shares at December 31, 2013 and 2014;
Issued: 15,287,402 and 15,297,402 at December 31, 2013 and 2014, respectively.
Outstanding: 14,718,782 and 14,728,782 at December 31, 2013 and 2014, respectively	4,181	4,184
Additional paid-in capital	132,325	136,038
Accumulated earnings	184,105	249,998
Accumulated other comprehensive loss	(1,011)	(1,305)
Treasury shares (568,620 shares as of December 31, 2013 and 2014)	(259)	(259)

Total Formula Systems (1985) shareholders’ equity	319,341	388,656
Non-controlling interests	156,814	265,911

Total equity	476,155	654,567

Total liabilities, redeemable non-controlling interest and equity	$871,795	$1,120,739

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2012	2013	2014
Revenues (Note 16g):
Proprietary software products and related services	$164,173	$179,400	$11,131
Software services	578,808	616,481	625,286

Total revenues	742,981	795,881	636,417

Cost of revenues:
Proprietary software products and related services	83,784	96,180	4,055
Software services	481,019	506,900	526,028

Total cost of revenues	564,803	603,080	530,083

Gross profit	178,178	192,801	106,334
Research and development costs, net	12,349	14,168	787
Selling, marketing, general and administrative expenses	110,758	117,877	70,517
Other expenses (income), net (Note 16e)	(174)	14	(5)

Operating income	55,245	60,742	35,035
Financial expenses, net (Note 16d)	(6,672)	(6,236)	(4,866)

Income before taxes on income	48,573	54,506	30,169
Taxes on income (Note 15g)	6,145	8,728	10,074

	42,428	45,778	20,095

Equity in gains of affiliated companies, net (Note 6)	3,744	60,683	74,590

Net income	46,172	106,461	94,685

Change in redeemable non-controlling interests	(967)	1,735	154
Net income attributable to non-controlling interests	23,766	24,039	13,698

Net income attributable to Formula Systems (1985) Shareholders	$23,373	$80,687	$80,833

Net earnings per share attributable to Formula Systems (1985) Shareholders (Note 16h)

Basic	$1.73	$5.88	$5.80

Diluted	$1.67	$5.68	$5.59

Shares used in computing earnings per share (Note 16h):

Basic	13,596,000	13,724,652	13,929,326

Diluted	13,789,766	14,122,779	14,408,115

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Net income	$46,172	$106,461	$94,685

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	5,624	12,531	(15,081)
Unrealized gain from derivative instruments, net	29	143	-
Unrealized gain (loss) from available-for-sale securities, net	(56)	170	119
Realized gain from foreign currency translation adjustments	-	-	15,606
Realized gain (loss) from derivative instruments, net	-	-	-
Realized loss (gain) from available-for-sale securities	669	-	-
Equity in other comprehensive income (loss) of affiliated companies, net	-	-	(7,718)

Total other comprehensive income (loss), net of tax	6,266	12,844	(7,074)

Total Comprehensive income	52,438	119,305	87,611

Comprehensive income attributable to redeemable non-controlling interests	(1,021)	1,735	154

Comprehensive income attributable to non-controlling interests	24,892	30,794	6,918

Comprehensive income attributable Formula Systems (1985) shareholders	$28,567	$86,776	$80,539

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other		Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	loss	shares (cost)	interests	Equity

Balance as of January 1, 2012	13,596,000	$3,876	$135,674	$89,978	$(12,240)	$(259)	$131,883	$348,912

Net Income	-	-	-	23,373	-	-	23,766	47,139
Other comprehensive income	-	-	-	-	5,140	-	1,126	6,266
Stock-based Compensation expenses (Note 12a)	-	-	1,988	-	-	-	2,932	4,920
Non-controlling interests changes due to holding changes, including exercise of employees stock options and repurchase of shares by subsidiaries	-	-	(1,733)	-	-	-	(4,073)	(5,806)
Acquisition of non-controlling interests	-	-	(3,162)	-	-	-	76,475	73,313
Non-controlling interest as part of acquisitions	-	-	-	-	-	-	175	175
Return of prior year Formula’s shareholders’ dividend withheld tax	-	-	-	76	-	-	-	76
Dividend to non- controlling interests in subsidiaries	-	-	-	-	-	-	(11,041)	(11,041)

Balance as of December 31, 2012	13,596,000	3,876	132,767	113,427	(7,100)	(259)	221,243	463,954

Net Income	-	-	-	80,687	-	-	24,039	104,726
Other comprehensive income	-	-	-	-	6,089	-	6,755	12,844
Stock-based Compensation expenses (Note 12a)	-	-	1,988	-	-	-	1,990	3,978
Exercise of employees stock options (Note 12a)	1,122,782	305	(302)	-	-	-	-	3
Non-controlling interests changes due to holding changes, including exercise of employees stock options and repurchase of shares by subsidiaries	-	-	(715)	-	-	-	(80,677)	(81,392)
Acquisition of non-controlling interests	-	-	(1,413)	-	-	-	(1,377)	(2,790)
Dividend to Formula's shareholders	-	-	-	(10,009)	-	-	-	(10,009)
Dividend to non- controlling interests in subsidiaries	-	-	-	-	-	-	(15,159)	(15,159)

Balance as of December 31, 2013	14,718,782	4,181	132,325	184,105	(1,011)	(259)	156,814	476,155

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other		Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	loss	shares (cost)	interests	Equity

Balance as of December 31, 2013	14,718,782	4,181	132,325	184,105	(1,011)	(259)	156,814	476,155

Net Income	-	-	-	80,833	-	-	13,698	94,531
Other comprehensive income (loss)	-	-	-	-	(15,900)	-	(6,780)	(22,680)
Stock-based Compensation expenses (Note 12a)	-	-	4,676	-	-	-	307	4,983
Exercise of employees stock options (Note 12a)	10,000	3	(3)	-	-	-	-	-
Non-controlling interests changes due to holding changes, including exercise of employees stock options	-	-	(361)	-	-	-	728	367
Acquisition of non-controlling interests	-	-	(599)	-	-	-	(658)	(1,257)
Consolidation of affiliate					5,115		178,863	183,978
Deconsolidation of subsidiary	-	-	-	-	10,491	-	(65,670)	(55,179)
Dividend to Formula's shareholders	-	-	-	(14,940)	-	-	-	(14,940)
Dividend to non- controlling interests in subsidiaries	-	-	-	-	-	-	(11,391)	(11,391)

Balance as of December 31, 2014	14,728,782	4,184	136,038	249,998	(1,305)	(259)	265,911	654,567

	Year ended December 31,
	2012	2013	2014

Accumulated unrealized gain (loss) from available-for-sale securities	$288	$468	$592
Accumulated currency translation adjustments	(7,314)	(1,863)	322
Accumulated share of other comprehensive income of equity affiliates	-	384	(2,219)
Accumulated unrealized gain (loss) from derivative instruments	(74)	-	-

Accumulated other comprehensive loss	$(7,100)	$(1,011)	(1,305)

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Cash flows from operating activities:

Net income	$46,172	$106,461	$94,685
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment of available for sale marketable securities	700	-	-
Gain derived from deconsolidation of subsidiary, consolidation of affiliate and equity in losses )gains) of affiliated companies	(3,744)	(60,684)	(90,859)
Impairment of other investments	-	-	464
Depreciation and amortization	25,650	24,349	8,962
Changes in value of debentures	2,070	670	-
Decrease in accrued severance pay, net	(1,132)	(1,645)	(134)
Gain from sale of operation and subsidiaries	(136)	-	-
Loss (gain) from sale of property, plants and equipment	-	15	-
Stock-based compensation expenses	4,920	3,978	4,983
Changes in value of long term loans and deposits, net	360	21	(6,168)
Changes in deferred taxes, net	(923)	728	14,393
Change in liability in respect of business combinations	429	(845)	(3,344)
Gain from sale and increase in value of marketable securities classified as trading	(376)	(472)	(397)
Realized gain from sale of available for sale securities	(31)	-	-
Decrease (increase) in inventories	346	(128)	(153)
Decrease )increase) in trade receivables	76	(5,658)	(13,595)
Decrease (increase) in other current and long-term accounts receivable	2,506	(9,113)	(5,678)
Increase in trade payables	3,421	3,324	5,331
Increase (decrease) in other accounts payable and employees and payroll accrual	(7,448)	2,515	848
Increase (decrease) in deferred revenues	208	5,035	7,335

Net cash provided by operating activities	73,068	68,551	16,673

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014
Cash flows from investing activities:

Payments for business acquisitions, net of cash acquired (Appendix C)	(20,047)	(13,253)	(8,412)
Purchase of controlling interest in an affiliated company, net of cash acquired (Appendix D)	14,052	-	42,442
Changes due to deconsolidation and realization of investments in previously-consolidated subsidiaries (Appendix E)	-	(31,105)	(37,374)
Proceeds from sale of activity in a consolidated company	136	-	-
Changes in restrictions on short term deposit	-	(193)	(87)
Purchase of property and equipment	(4,994)	(6,868)	(4,038)
Proceeds from sale of (investment in) marketable securities, net	2,507	(1,519)	218
Proceeds from sale of property, plants and equipment	-	102	-
Investment in and loans to affiliates and other companies	(364)	-	(7,613)
Dividends from affiliated company	-	-	1,891
Changes in short term deposits, net	5,235	(597)	(6,141)
Capitalization of software development and other costs	(8,433)	(9,899)	(703)

Net cash used in investing activities	(11,908)	(63,332)	(19,817)

Cash flows from financing activities:

Exercise of employees stock options in subsidiaries	1,508	3,036	166
Dividend paid to non-controlling interests in subsidiaries	(12,940)	(16,648)	(12,131)
Dividend to Formula's shareholders	76	(5,444)	(11,629)
Short-term bank credit, net	422	2,301	5,572
Repayment of long-term loans from banks and others	(12,982)	(17,586)	(25,119)
Proceeds from long term loans	41,505	21,493	91,706
Purchase of non-controlling interests and redeemable non-controlling interests	(19,166)	(4,447)	(1,727)
Cash paid in conjunction with acquisitions of activities	(3,669)	(3,863)	(14,840)
Repayment of capital lease	(188)	(456)	(445)
Repayment of debenture	(33,015)	(16,792)	-

Net cash provided by financing activities	(38,449)	(38,406)	31,553

Effect of exchange rate changes on cash and cash equivalents	355	4,072	(3,116)

Increase (decrease) in cash and cash equivalents	23,066	(29,115)	25,293
Cash and cash equivalents at beginning of year	88,172	111,238	82,123

Cash and cash equivalents at end of year	$111,238	$82,123	$107,416

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

		Year ended December 31,
		2012	2013	2014
A.	Supplemental cash flow information:
	Cash paid in respect of:
	Interest	4,251	4,808	5,400

	Income tax	17,986	14,371	14,467

B.	Non-cash activities:
	Dividend payable to Formula’s shareholders	-	-	7,876
	Purchase of property and equipment	-	2,780	-

C.	Acquisition of newly-consolidated subsidiaries and activities, net of cash acquired:

	Assets and liabilities of subsidiaries consolidated as of acquisition date:
	Working capital (other than cash and cash equivalents)	(3,312)	(1,534)	(4,400)
	Property and equipment	(760)	(78)	(92)
	Goodwill and intangible assets	(43,536)	(16,891)	(5,778)
	Long-term liabilities	7,215	5,038	659
	Deferred tax liability, net	687	212	408
	Liability to formerly shareholders	-	-	791
	Cash paid in conjunction with acquisitions of activities	(140)	-	-
	Redeemable non-controlling interests at acquisition date	19,555	-	-
	Non-controlling interests at acquisition date	244	-	-

	Total	(20,047)	(13,253)	(8,412)

D.	Purchase of controlling interests in an affiliated company, net of cash acquired:

	Assets and liabilities of subsidiaries consolidated as of acquisition date:
	Working capital (other than cash and cash equivalents)	10,835	-	4,873
	Marketable securities	-	-	(33,098)
	Other long-term assets, deferred expenses	-	-	(2,554)
	Property and equipment	(1,814)	-	(4,763)
	Goodwill and intangible assets	(161,319)	-	(287,441)
	Long-term liabilities	3,211	-	7,449
	Deferred tax liability (asset), net	(247)	-	8,616
	Investment in affiliated company	75,242	-	161,810
	Redeemable non-controlling interests at acquisition date	-	-	159
	Non-controlling interests at acquisition date	82,565	-	178,863
	Adjustment to other comprehensive (loss) gain	2,169	-	5,115
	Gain from purchase of controlling interests in an affiliated company,	3,410	-	3,413

	Total	14,052	-	42,442

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

		Year ended December 31,
		2012	2013	2014
E.	Changes due to deconsolidation and realization of investments in previously-consolidated subsidiaries:

	Working capital (other than cash and cash equivalents)	-	(12,114)	18,720
	Property and equipment	-	4,085	1,849
	Other assets, deferred expenses and long term payables	-	571	(3,954)
	Deferred tax asset, net	-	-	(1,578)
	Goodwill and intangible assets	-	160,960	94,135
	Liabilities to banks	-	-	(3,172)
	Redeemable non-controlling interests at loss of control date	-	-	(2,806)
	Non-controlling interests at loss of control date	-	(84,228)	(65,769)
	Investment in affiliated company presentation due to loss of control		(158,592)	(168,810)
	Adjustment to other comprehensive (loss) gain	-	(2,951)	10,491
	Gain from realization of investments in subsidiaries	-	61,164	83,520

	Total	-	(31,105)	(37,374)

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

Formula, through its subsidiaries and affiliates (collectively, the "Company" or the "Group") is engaged in providing proprietary and non-proprietary software solutions and services, software product marketing and support, computer infrastructure and integration solutions and learning and integration. The Group operates through four directly held subsidiary and affiliated companies: Matrix IT Ltd. ("Matrix"); Magic Software Enterprises Ltd. ("Magic"), Sapiens International Corporation N.V ("Sapiens") and Insync Staffing Inc. (“Insync”).

Sapiens:

On August 21, 2011, following the acquisition by Sapiens of all of the outstanding shares of FIS Software Ltd. and its subsidiaries ("FIS") and IDIT I.D.I. Technologies Ltd. ("IDIT") (see Note 3a for further information), which was mainly financed by the issuance of Sapiens common shares, Formula's interest in Sapiens was diluted from 75.6% to 42.2%. Formula's investment in Sapiens following the dilution was measured under the equity method of accounting. The gain recognized in 2011 in relation of the Company’s loss of control in Sapiens and the related re-measurement of the investment to fair value amounted to $ 25,833 and is presented in the income statement as equity in gains of affiliated companies, net. By December 31, 2011, Formula’s interest in Sapiens outstanding common shares increased to 47.3%.

On January 27, 2012, Formula consummated the purchase of Sapiens common shares from two former shareholders of FIS and IDIT (Sapiens' recently acquired companies) and others, resulting in an increase in Formula’s interest in Sapiens' outstanding common shares from 47.3% to 52.1%, following which Formula regained control over Sapiens. The gain recognized in relation to the consolidation of Sapiens and the related re-measurement of the investment to fair value amount to $3,410 and is presented in the income statement as equity in gains of affiliated companies, net (see additional information in note 3a).

On November 19, 2013, Sapiens completed a follow-on public offering of its common shares on the NASDAQ. Sapiens issued 6,497,400 shares at a price of $ 6.25 per share before issuance expenses. Total net proceeds from the issuance amounted to approximately $ 37,791. As a result of the offering, Formula’s interest in Sapiens' outstanding common shares diluted from 56.8% to 48.6%. Formula's investment in Sapiens following the dilution was measured under the equity method of accounting due to loss of control in Sapiens in accordance with ASC 810. The gain recognized in relation of Formula loss of control in Sapiens and the related re-measurement of the investment to fair value amounted to $ 61,164 and is presented in the income statement as equity in gains of affiliated companies, net (see additional information in note 3a).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

From August 21, 2014 through December 23, 2014, Formula purchased an aggregate of 1,545,802 common shares of Sapiens through broker-initiated and private transactions for an aggregate purchase price of $ 11,908, pursuant to which Formula’s holdings in Sapiens were increased to 50.2%. As a result of Formula’s gaining of control in Sapiens, Formula’s investment in Sapiens was consolidated in Formula’s closing balances as of December 31, 2014. The gain recognized in relation to the consolidation of Sapiens and the related re-measurement of the investment to fair value amounted to $ 3,413 and is presented in the income statement as equity in gains of affiliated companies, net (see additional information in note 3a).

Magic:

On March 5, 2014, Magic completed a follow-on public offering of its ordinary shares on the NASDAQ. Magic issued 6,900,000 shares at a price of $ 8.50 per share before issuance expenses. Total net proceeds from the issuance amounted to $ 54,726. As a result of the offering, Formula’s interest in Magic’s outstanding ordinary shares diluted from 51.6% to 45.0%. Formula's investment in Magic following the dilution was measured under the equity method of accounting due to loss of control in Magic in accordance with ASC 810. The gain recognized in relation of Formula loss of control in Magic and the related re-measurement of the investment to fair value amounted to $ 83,520 offset by $ 16,361 deferred tax expenses, both presented in the income statement as equity in gains of affiliated companies, net.

For a description of the Company's operations, see Note 16f.

b.	The following table presents certain information regarding the control and ownership of Formula's significant subsidiaries and affiliates, as of the dates indicated (the list consists only of active companies that are held directly by Formula):

	Percentage of ownership and control
	December 31,
	2013	2014
Name of subsidiary (affiliate)

Matrix	50.1	50.2
Magic(1)	51.6	45.1
Sapiens(2)	48.6	50.2
Insync	-	100

1)	From March 5, 2014 until December 31, 2014 Magic's results of operations were reflected in the Company's results of operations using the equity method of accounting.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (CONT.)

2)	From August 21, 2011 until January 27, 2012, and from November 19, 2013 until December 23, 2014 Sapiens' results of operations were reflected in the Company's results of operations using the equity method of accounting.

c.	Restatement of consolidated financial statements:

The Company has restated its consolidated financial statements for 2013 in order to retrospectively reflect the effect of a correction of a misstatement in Matrix’s revenues and accounts receivables during the years 2009 – 2013. Accordingly, the consolidated financial statements for the years ended December 31, 2013 and 2012 have been restated from amounts previously reported.

The impacts of these restatements of the consolidated financial statements are summarized below:

Consolidated Balance Sheets:

	December 31, 2013
	As previously reported	change	As presented in these financial statements

Trade receivables, net	$201,144	$(7,562)	$193,582

Other accounts receivable and prepaid expenses	34,609	1,879	36,488

Total Formula Systems (1985) shareholders’ equity	322,185	(2,844)	319,341

Non-controlling interests	$159,653	$(2,839)	$156,814

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Consolidated Statement of Income:

	Year ended December 31, 2013
	As previously reported	change	As presented in these financial statements

Revenues	$796,674	$(793)	$795,881

Taxes on income	8,926	(198)	8,728

Net income	107,056	(595)	106,461

Net income attributable to non-controlling interests	24,336	(297)	24,039

Net income attributable to Formula Systems (1985) shareholders	$80,985	$(298)	$80,687

Diluted net earnings per share attributable to Formula Systems (1985)	$5.70	$(0.02)	$5.68

	Year ended December 31, 2012
	As previously reported	The change	As presented In these financial statements

Revenues	$744,731	$(1,750)	$742,981

Taxes on income	6,583	(438)	6,145

Net income	47,484	(1,312)	46,172

Net income attributable to non-controlling interests	24,421	(655)	23,766

Net income attributable to Formula Systems (1985) shareholders	$24,030	$(657)	$23,373

Diluted net earnings per share attributable to Formula Systems (1985)	$1.72	$(0.05)	$1.67

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

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets and their subsequent impairment analysis, revenue recognition, tax assets and tax positions, legal contingencies, research and development capitalization, contingent consideration related to acquisitions, classification of leases, determining the fair value of redeemable non-controlling interests and stock-based compensation costs. Actual results could differ from those estimates.

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

A change in the company’s ownership interest in non-controlling investment that causes a gain of control results in a consolidation of the subsidiary. Gain or loss is recognized upon the consolidation of an subsidiary, as the difference between (1) the sum of the fair value of any consideration delivered, the fair value of the former non-controlling investment at the date the subsidiary is consolidated, and the carrying amount of any non-controlling interest in the subsidiary (including any accumulated other comprehensive income attributable to the non-controlling interest) at the date the subsidiary is consolidated, and (2) the carrying amount of the subsidiary's assets and liabilities.

Non-controlling interests of subsidiaries represent the non-controlling share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Redeemable non-controlling interests are classified as mezzanine, separate from permanent equity, on the consolidated balance sheets and measured at each reporting period at the higher of their redemption amount or the Non-controlling interest book value, in accordance with the requirements of ASC 810 "Consolidation" and ASC 480-10-S99-3A, "Distinguishing Liabilities from Equity".

The following table provides a reconciliation of the redeemable non-controlling interests:

January 1, 2014	$23,529
Net income attributable to redeemable non-controlling interests	154
Foreign currency translation adjustments	(1,496)
Net change in fair value	(3,863)
Cash paid in conjunction with liabilities related to acquisitions of activities	(5,364)
Change due to loss of control in subsidiary	(2,806)
Consolidation of redeemable non-controlling interests	159

December 31, 2014	$10,313

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

Short-term deposits include deposits with original maturities of more than three months and less than one year. Such deposits are presented at cost (including accrued interest) which approximates their fair value. Restricted deposits include deposits used to secure certain subsidiaries’ ongoing projects and credit lines from banks as well as, security deposits with respect to leases. On December 31, 2014, the Company maintained a balance of $ 484 of restricted deposits that represents security deposits with respect to lease agreements and credit lines from banks in one of our subsidiaries. Restricted deposits are classified on the Company’s consolidated balance sheets as other receivables

g.	Marketable securities

The Company accounts for investments in marketable securities in accordance with ASC 320, "Investments - Debt and Equity Securities." Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt and equity securities are classified as available-for-sale or as trading and reported at fair value. Unrealized gains and losses from marketable securities classified as "available for sale" are comprised of the difference between fair value and the amortized cost of such securities and are excluded from earnings and are reported as a component in equity under "accumulated other comprehensive income (loss)." Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net, together with accretion (amortization) of discount (premium), and interest or dividends.

The Company recognizes an impairment charge when a decline in the fair value of an investment that falls below the cost basis is determined to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in “net gain on sale of marketable securities previously impaired” in the statements of income and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During 2014 and 2013 the Company did not recognize an impairment charge as the decline in fair value of its investment in marketable securities is not judged to be other-than-temporary.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2012 the Company recorded $ 700 of other-than-temporary impairment on equity marketable securities. See further details in Note 4.

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

As of December 31, 2014, the carrying amount of the investment in Magic exceeded its market value. In order to demonstrate that other-than-temporary impairment of the investee has not occurred, the company considered the financial condition and near-term prospects of Magic as well as the Company's intent and ability to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value. In addition the Company used the Income Approach, which utilizes a discounted cash flow model, to determine the fair value of Magic, based on which Magic's fair value exceeded its carrying amount by 12%, therefore, during 2014, no impairment loss was recognized. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. With respect to the assumptions used, management believes that reasonably possible changes in the key assumptions would not change the Company's conclusion.

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

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	7-33 (mainly 33%)
Office furniture and equipment	6-20
Motor vehicles	14-15
Buildings	2-4
Leasehold improvements	Over the shorter of the lease term or useful economic life

k.	Research and development costs

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, "Costs of Software to be Sold, Leased or Marketed". Based on the Group’s product development process, technological feasibility is established upon completion of a detailed program design or working model.

Costs incurred by the Company between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 3-7 years). The Group assesses the recoverability of its intangible assets on a regular basis by determining whether the amortization of the asset over its remaining economical useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2012, 2013 and 2014, no unrecoverable amounts were identified.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the years ended December 31 2012, 2013 and 2014, capitalized software development costs of consolidated subsidiaries aggregated to approximately $ 8,433, $9,606 and $ 703, respectively, and amortized capitalized software development costs of consolidated subsidiaries aggregated to $ 8,100, $ 8,495 and $ 139, respectively.

l.	Other intangible assets

Other intangible assets are comprised mainly of customer-related intangible assets, backlogs, brand names, capitalized courses development costs and acquired technology and Patent, and are amortized over their economic useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The useful life of intangible assets is as follows

Years

Customer relationship and acquired technology	3-15
Capitalized courses development costs	5-6
Brand names	5
Other intangibles	2-10
Patent	10

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

During each of the years ended December 31, 2012, 2013 and 2014, no impairment was identified.

n.	Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangibles-Goodwill and Other," goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value (the two-step impairment test).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In September 2011, the FASB issued ASU 2011-08 which amends the provisions for testing goodwill for impairment. Under the new provisions, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

As of December 31, 2014, and following Sapiens deconsolidation on November 19, 2013 until December 23, 2014, Magic deconsolidation on March 5, 2014 and Insync consolidation on April 1, 2014, the Company operated through 9 reporting units. As of December 31, 2013, the Company operated through 6 reporting units.

The Company performed an annual impairment tests as of December 31, of each of 2012, 2013 and 2014 and did not identify any impairment losses for any of the Company’s reporting units.

Sapiens operates in four reporting units. For testing the reporting units in Sapiens in 2012, the Company adopted the provisions of ASU 2011-08, for the annual impairment. This analysis, conducted on December 31, 2012 determined that there are no indicators of impairment existed, because: (1) the Sapiens market capitalization was consistently substantially in excess of its book value, (2) the reporting unit’s overall financial performance has been stable or improving, and (3) forecasts of operating income and cash flows generated by the Company’s reporting units appear sufficient to support the book values of the net assets of each reporting unit

In 2013, Sapiens was accounted for under the equity method –see Note 2(i). In 2014, since the company consolidated Sapiens on December 23, 2014, no impairment test was required.

Magic operates in two reporting units. The Company adopted the provisions of ASU 2011-08 for Magic's reporting units, for its annual impairment test in 2012 and 2013. This analysis determined that no indicators of impairment existed primarily because (1) Magic's market capitalization was consistently substantially in excess of its book value, (2) the reporting units’ overall financial performance has been stable or improving, and (3) forecasts of operating income and cash flows generated by the reporting units' appear sufficient to support the book values of the net assets of each reporting unit.

As of December 31, 2014, Magic was accounted for under the equity method –see Note 2(i).

Matrix – In 2012, 2013 and 2014, the Company performed step one of the quantitative impairment test for each of Matrix's reporting units. The Company compared the fair value of the reporting units to the carrying value of net assets allocated to each of the reporting units. Since the fair value of each of the reporting units exceed the carrying value of the net assets allocated, to each of the reporting units, no further testing was required and no goodwill impairment was recorded.

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

One of Magic’s U.S. based consulting and staffing services business which was acquired by one of Magic’s wholly owned subsidiaries on January 17, 2010 is considered to be a VIE. Magic is the primary beneficiary of the VIE, as a result of the fact that it holds the power to direct the activities of the acquired business, which significantly impacts its economic performance, and has the right to receive benefits accruing from the acquired business.

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

Total expenses in respect of severance pay for the years 2012, 2013 and 2014 were $ 3,264, $ 3,862 and $ 2,093, respectively.

r.	Revenue Recognition

The Group derives its revenues primarily from the sale of information technology (or “IT”) services which also include sale of: non-proprietary software products, including maintenance, integration and infrastructure, staffing, training and deployment. In addition, the Group generates revenues from licensing the rights to use its proprietary software, provision of related IT professional services (which may or may not be considered essential to the functionality of the software license), related maintenance and technical support, as well as implementation and post-implementation consulting services.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from IT services are generally recognized in accordance with ASC 605, "Revenue Recognition" and Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" when IT service is provided and the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Group generally considers all arrangements with payment terms extending beyond minimum six or maximum twelve months from the delivery of the elements not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met

Revenues from the sale of products are recognized after all the significant risks and rewards of ownership of the products have been transferred to the buyer, the Group does not retain any continuing management involvement that is associated with ownership and does not retain the effective control of the sold products, the amount of revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

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

With respect to revenues that involve significant implementation and customization services to customer specific requirements and which are considered essential to the functionality of the product offered (for example when the Group sells software licenses as part of an overall solution offered to a customer that combines the sale of software licenses which includes significant implementation that is considered essential to the functionality of the license) whether generated by fixed-price or time-and-materials contracts the Company accounts for revenues for the services together with the software under contract, using the percentage-of-completion method in accordance with ASC 605-35, "Construction-Type and Production-Type Contracts". The percentage-of-completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion. This type of revenues is included in the Company’s Proprietary software products and related services and software services revenue streams.

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of each of December 31, 2013 and 2014, no estimated losses were identified.

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

Expenditures incurred on advertising, marketing or promotional activities, such as production of catalogues and promotional pamphlets, are recognized as an expense when the Group has the right of access to the advertising goods or when the Group receives those services. Advertising costs amounting to $ 2,645, $ 2,387 and $ 2,027 were recorded in the years 2012, 2013 and 2014, respectively.

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

u.	Basic and diluted net earnings per share

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

w.	Concentration of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, restricted cash, trade receivables, marketable securities and foreign currency derivative contracts.

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

The Company's marketable securities include investments in commercial and government bonds and foreign banks. The Company's marketable securities are considered to be highly liquid and have a high credit standing. In addition, management limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. And considered its portfolios in foreign banks to be well-diversified (also refer to Note 4).

The Group's trade receivables are generally derived from sales to large organizations located mainly in Israel, North America, Europe and Asia Pacific. The Group performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, Formula, its subsidiaries and its affiliates may require letters of credit, other collateral or additional guarantees. From time to time, the Group sells certain of its accounts receivable to financial institutions, within the normal course of business.

The Group maintains an allowance for doubtful accounts receivable based upon management's experience and estimate of collectability of each outstanding invoice. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The bad debt expense for the years ended December 31, 2012, 2013 and 2014 was $ 1,014, $ 1,926 and $ 1,119 respectively. The risk of collection associated with accounts receivable is mitigated by the diversity and number of customers.

The Company transfers financial assets from time to time by factoring of accounts receivable and credit card vouchers to a financial institution. ASC 860, "Transfers and Servicing," establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. Certain underlying conditions must be met for the transfer of financial assets to qualify for accounting as a sale. All sales of receivable were closed during the years and as so there are no outstanding sales of receivables as of December 31, 2012, 2013 and 2014.

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

The Company enters from time to time into foreign exchange forward and option contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to offset a portion of the Company's non-dollar currency exposure (see Note 2y below).

x.	Stock-based compensation

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

Formula, Magic, Sapiens and Insync measure and recognize compensation expense for share-based awards based on estimated fair values on the date of grant using the Binomial option-pricing model ("the Binomial model"). Matrix uses the Black-Scholes option-pricing model to measure the fair values of the awards at the date of grant. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

Stock based compensation expenses recorded on the subsidiaries' level are presented in non-controlling interests.

The fair value for Formula's subsidiaries' share options granted to employees and directors was estimated using the following weighted-average assumptions:

Magic (the Binomial model):

	Year ended December 31,
	2013	2014

Dividend yield	0%	0%
Expected volatility	32%-59%	32% - 59%
Risk-free interest rate(1)	0.1%-2.6%	0.1%-2.6%
Expected forfeiture (employees)	-	-
Expected forfeiture (executives)	-	-
Contractual term of up to	10 years	10 years
Suboptimal exercise multiple(2) (employees)	2	-
Suboptimal exercise multiple(2) (executives)	2	2

1)	The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2)	The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. This factor is estimated based on employees' historical option exercise behavior.

Sapiens (the Binomial model):

	Year ended December 31,
	2012	2013	2014

Contractual life	6 years	6 years	6 years
Expected exercise factor (weighted average)	1.5-2	1.5-2	1.5-2
Dividend yield	0%	0%	0%
Expected volatility (weighted average)	60%	54.29%	48.94%
Risk-free interest rate	0.2%-1.0%	0.95%-2.1%	1.82-1.85%

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

Matrix (Black-Scholes option-pricing model):

There were no grants by Matrix during 2012, 2013 and 2014.

 Insync (the Binomial model):

There were no grants by Insync during 2014.

Formula (the Binomial model):

For grants to Formula's employees - see Note 11.

y.	Derivatives instruments

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

Magic has instituted a foreign currency cash flow hedging program, in order to hedge against the risk of overall changes in future cash flows. From time to time, Magic hedges portions of its forecasted expenses denominated in NIS with currency forward contracts and put and call options. These forward and option contracts are designated as cash flow hedges. Matrix's and Sapiens' transactions, however, did not qualify as hedging instruments under ASC 815, and as such resulted in recognition of gains or losses related to the transactions in current earnings during the period.

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

Magic’s notional principal of foreign exchange contracts to purchase NIS with U.S. dollars was $ 0 and $ 1,736 as of December 31, 2013 and 2014, respectively.

At December 31, 2013 and 2014, the Company did not have any cash flow hedges.

In 2013 and 2012 the ineffective net gain (loss) and amounts related to derivatives not classified as hedging recognized in the statements income were $ 139 and $ 245, respectively.

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

ac.	Recently issued accounting pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016.

In May 2014, Financial Accounting Standards Board ("FASB") issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)", a comprehensive new revenue recognition standard that will supersede existing revenue guidance under US GAAP and IFRS ("ASU 2014-09"). ASU 2014-09's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for annual periods beginning after December 15, 2016, including interim periods within that period. Early adoption is not permitted under US GAAP. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-08 (ASU 2014-08) “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The new guidance limits the presentation of discontinued operations to business circumstances when the disposal of the business operation represents a strategic shift that has had or will have a major effect on operations and financial results. This guidance is effective for fiscal years beginning January 1, 2015. The company believes that the adoption of this new standard will not materially impact its consolidated financial statements.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of January 27, 2012:

Net assets	$112,536
Customer relationships	5,644
Developed Technology	2,926
Backlog	2,828
OCS liability (See note 13f)	(3,740)
Deferred tax liability	(1,974)
Non-controlling interest	(81,605)
Goodwill	51,614

Net assets acquired	$88,229

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

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2011 and 2012, as if Sapiens had been controlled by Formula during the entire period from January 1, 2012, after giving effect to purchase accounting adjustments, including amortization of intangible assets as well as the gains recorded upon the changes in control over Sapiens which occurred during the period. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the purchase of Sapiens shares taken place at the beginning of 2011, nor is it necessarily indicative of future results.

	Year ended December 31,
	2011	2012
	Unaudited

Total revenues	$672,311	$751,642
Net income attributable to Formula Shareholders	$15,580	$20,486
Earnings per share
Basic	$1.15	$1.52
Diluted	$1.13	$1.46

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

From August 21, 2014 through December 23, 2014, Formula purchased an aggregate of 1,545,802 common shares of Sapiens through broker-initiated and private transactions for an aggregate purchase price of $ 11,908, pursuant to which Formula’s holdings in Sapiens were increased to 50.2%. As a result of Formula’s gaining of control in Sapiens, Formula’s investment in Sapiens was consolidated in Formula’s closing balances as of December 31, 2014. The gain recognized in relation to the consolidation of Sapiens and the related re-measurement of the investment to fair value amounted to $ 3,413 and is presented in the income statement as equity in gains of affiliated companies, net.

The acquisition was accounted for using the purchase method. The results of operations of Sapiens have been consolidated commencing as of December 23, 2014.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of December 23, 2014:

Net assets	$175,507
Customer relationships	20,707
Developed and acquired Technology	19,066
Backlog and deferred revenues	3,864
OCS liability (See note 13f)	(4,437)
Deferred tax liability, net	(10,796)
Non-controlling interest	(178,174)
Goodwill	149,559

Net assets acquired	$175,296

In performing the purchase price allocation, management considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Sapiens' business. In performing the purchase price allocation, the fair value of intangible assets such as customer relationship was determined based on the income approach and core technology was valued using the relief from royalty method. The estimated fair values of the tangible and intangible assets recognized in relation to the acquisition of Sapiens are provisional and are based on information that was available as of the date Formula gained control in Sapiens. The Company's management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation as soon as practicable but no later than the measurement period one year from the date of acquisition ("the measurement period").

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2014 and 2013, as if Sapiens had been controlled by Formula during the entire period from January 1, 2013, after giving effect to purchase accounting adjustments, including amortization of intangible assets as well as the gains recorded upon the changes in control over Sapiens which occurred during the period. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the purchase of Sapiens shares taken place at the beginning of 2013, nor is it necessarily indicative of future results.

	Year ended December 31,
	2013	2014
	Unaudited

Total revenues	$813,977	$793,124
Net income attributable to Formula Shareholders	$20,027	$82,033
Earnings per share
Basic	$1.46	$5.89
Diluted	$1.38	$5.67

b.	On December 27, 2011, Magic completed the acquisition of the AppBuilder activity of BluePhoenix Solutions ("AppBuilder"), a leading provider of value-driven legacy IT modernization solutions, for $12,565. During 2012, the Company paid an additional amount of $140 with respect to the acquisition. AppBuilder is a comprehensive application development infrastructure used by many enterprises around the world. This premier enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications.

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

c.	In January 2012, Matrix purchased from the holders (the "Founders") in AG 2000 Holdings LLC ("the Acquiree") 60% of their interests. The sole asset held by the acquiree was the share capital of Exzac Inc., a U.S. based company in the field of risk management for financial institutions that deals in commerce, and which specializes in application services for enterprise fraud management ("Exzac"). In consideration for the shares, the Company paid the Founders an amount of $ 6,750, with the addition of approximately $ 215 for the Acquiree's equity. Moreover, the Founders were entitled to an additional consideration (earn-out) that is contingent on meeting certain targets based on the excess of operating income results over predetermined amount, but in any event not more than $ 2,500.

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

On January 5, 2014, the option for purchasing the remaining 20% in the Acquiree, was exercised in consideration of $ 5,000 and with an additional amount that will be calculated according to a predetermined formula based on the Acquiree's results in 2014.

At the request of the sellers, in November 2014, the Company agreed to an early settlement of the remaining contingent amount based on estimated calculation of the Acquiree's results in 2014. As a result of the early payment the Company recorded a net gain of $ 2,544. As of December 31, 2014 the Company holds 100% in Exzac without any liability to any of the sellers.

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

d.	In July 2012, Magic acquired an 80% interest in Comm-IT Group, (including "Comm-IT Technology Solutions" and "Comm-IT Software"), a software and systems development house that specializes in providing advanced IT and communications services and solutions, for a total consideration of $ 8,933, of which $ 4,990 was paid upon closing and the remaining $ 3,943 is to be paid during the next two years, of which, $ 1,192 is contingent upon the acquired business meeting certain operational targets in 2012 and 2013, and $ 2,751 in deferred payments. The Purchaser (Magic) and the seller hold mutual call and put options respectively for the remaining 20% interest. As a result of the put option, the Company recorded a redeemable non-controlling interest in an amount of $ 1,750.

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

On May 2013 the Company finalized the process of identifying the intangible assets for its acquisition. The following table summarizes the fair value of the assets and liabilities acquired:

	As reported on December 31, 2012	Adjustment	Modified

Net assets	$1,219	$14	$1,233
Non-controlling interest	(1,880)	130	(1,750)
Intangible assets	3,873	397	4,270
Goodwill	5,809	439	6,248
Deferred tax liability, net	-	(1,068)	(1,068)

Net assets acquired	$9,021	$(88)	$8,933

e.	During the year ended December 31, 2012, Formula and its subsidiaries completed additional two other acquisitions for a total cash consideration of approximately $10,146 (of which approximately $ 332 was paid during 2013). The Company allocated $ 7,085 to goodwill and $ 2,776 to other intangible assets. These acquisitions generally enhance the Group's technologies, and product offerings. Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated results of operations, either individually or in the aggregate.

f.	On November 11, 2013, Magic acquired the operations of Allstates Technical Services, LLC, A U.S. based full-service provider of consulting and staffing solutions for IT, Engineering and Telecom personnel, for a total consideration of $10,963. The Company believed the acquisition will broadens its existing U.S. footprint and adds leading Fortune 500 companies to its customer base, making an important contribution to its growth strategy in the IT professional services operating segment. The results of operations were included in the consolidated financial statements of the Company commencing November 11, 2013. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as at the acquisition date:

Net assets	$3,063
Intangible assets	2,874
Goodwill	5,026

Net assets acquired	$10,963

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

g.	During the year ended December 31, 2013, Formula and its subsidiaries completed additional four other acquisitions for a total cash consideration of up to approximately $8,475, of which $ 5,919 was attributed to goodwill and $ 1,905 to other identifiable intangible assets. These acquisitions generally enhance the group's technologies, and product offerings. Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated results of operations, either individually or in the aggregate.

h,	During the year ended December 31, 2014, Formula and its subsidiaries completed additional four other acquisitions for a total cash consideration of up to approximately $8,697, of which $ 2,317 was attributed to goodwill and $ 2,284 to other identifiable intangible assets. These acquisitions generally enhance the group's technologies, product and services offerings. Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated results of operations, either individually or in the aggregate,

Note 4:-	Marketable securities

The Group invests in marketable debt and equity securities, which are classified as trading securities and as available-for-sale securities. The following is a summary of marketable securities:

a.	Composition:

	December 31,
	2013	2014
Short-term:
Trading securities (1)	$17,102	$15,784
Available-for-sale securities	854	-

Total short-term securities	$17,956	$15,784

Long-term:
Available-for-sale security	$520	$33,748

Total long-term securities	$520	$33,748

(1)	The Company recognized trading gains in amounts of $ 987 and $ 909 during the years ended December 31, 2013 and 2014, respectively.

b.	The following is a summary of marketable securities which are classified as available-for-sale:

	December 31,
	2013				2014
	Amortized cost	Unrealized losses	Unrealized Gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market Value

Available-for-sale:

Government bonds	$407	$-	$3	$410	$5,128	$-	$-	$5,128
Commercial bonds	190	-	25	215	27,970	-	-	27,970
Equity securities	450	-	299	749	331	-	319	650

Total available-for-sale marketable securities	$1,047	$-	$327	$1,374	$33,429	$-	$319	$33,748

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 4:-	Marketable securities (Cont.)

During the year ended December 31, 2012 the Company recorded an impairment loss for its investment in equity securities in an amount of $ 700.

In 2012, 2013 and 2014 the Company received proceeds from sale and maturity of available for-sale marketable securities of $ 2,674, $ 0 and $ 400, and recorded related net gains (losses) of $ 31, $ 0 and $ 0 in financial income, respectively.

c.	The amortized costs of available-for-sale debt securities at December 31, 2014, by contractual maturities, are shown below:

		Gross unrealized gains (losses)
	Amortized cost	Gains	Losses	Estimated fair value

Due between one year to three years	$33,098	$-	$-	$33,098

	$33,098	$-	$-	$33,098

The following is the change in the other comprehensive income from available-for-sale securities during 2014 and 2013:

Other comprehensive income

Other comprehensive income from available-for-sale securities as of January 1, 2013	$173

Unrealized gain from available-for-sale securities	154

Other comprehensive income from available-for-sale securities as of December 31, 2013	327
Unrealized loss from available-for-sale securities	(8)

Other comprehensive income from available-for-sale securities as of December 31, 2014	$319

Note 5: -	Fair value measurement

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The Company's financial assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of December 31, 2014 and 2013:

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 5: -	Fair value measurement (Cont.)

	Fair value measurements using input type
	December 31, 2014
	Level 1	Level 2	Level 3	Total

Assets:
Equity securities	4,428	-	-	4,428
Government and corporate debentures	12,006	33,098	-	45,104
Foreign currency derivative contracts	-	87	-	87

Total financial assets	16,434	33,185	-	49,619

Liabilities:
Contingent consideration (*)	-	-	2,607	2,607

Total financial liabilities	-	-	2,607	2,607

Redeemable non-controlling interest (*)	-	-	10,313	10,313

	Fair value measurements using input type
	December 31, 2013
	Level 1	Level 2	Level 3	Total

Assets:
Equity securities	$4,051	$-	$-	$4,051
Government and corporate debentures	14,210	215	-	14,425
Foreign currency derivative contracts	-	-	-	-

Total financial assets	18,261	215	-	18,476

Liabilities:
Contingent consideration (*)	-	-	13,740	13,740

Total financial liabilities	-	-	13,740	13,740

Redeemable non-controlling interest (*)	$-	$-	$23,529	$23,529

(*)	The fair value of redeemable non-controlling interest and contingent consideration was determined based on the present value of the future expected cash flow.

The following table summarizes the activity for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	December 31,
	2013	2014

Carrying value as of January 1	$34,139	$37,269
Acquisition of new subsidiary	-	1,113
Change due to loss of control in subsidiary	-	(6,787)
Increase of contingent consideration	2,459	-
Repayment of contingent consideration	(1,313)	(12,701)
Exchange differences	2,474	(2,015)
Net income attributable to redeemable non-controlling interests	546	154
Net changes in fair value	(1,036)	(4,113)

Carrying value as of December 31	$37,269	$12,920

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 6:- Investments in affiliated companies

The following table summarizes activity related to formula’s investment in affiliates:

2014

January 1, 2014	$160,165
Deconsolidation of Magic and accounting for the remaining investment under equity method (see Note 1)	168,810
Consolidation of Sapiens	(161,810)
Equity in gains of affiliated companies, net:
Equity in gains of affiliated companies, net	9,058
Exercise of employees stock options in affiliate	(4,931)

Equity in other comprehensive gain (loss) of affiliates, net	(7,793)
Purchase of additional shares	7,614
Dividends received from affiliates	(1,891)
Classification of deferred income	(79)

December 31, 2014	169,143

Following are details relating to the financial position and results of operations of affiliates in the aggregate:

a.	Group's share of its associates' statement of financial position based on the interests therein as of the below reporting dates:

	December 31,
	2013	2014

Current assets	$50,107	$58,635
Noncurrent assets (*)	136,117	129,946
Current liabilities	(19,005)	(12,057)
Noncurrent liabilities	(7,054)	(4,813)

	160,165	171,711
Associates’ equity relating to non-controlling interest by options	-	(2,568)

Other investments	1,336	-

	$161,501	$169,143

(*)	Includes balances of other intangible assets and goodwill in an amount of $ 117,234 and $ 126,610 as of December 31, 2013 and 2014, respectively.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 6:- Investments in affiliated companies (Cont.)

b.	Group's share of its associates' statement of operation based on the interests therein during the periods shown below (with respect to the Group's interest in Sapiens, for the period from January 1st, 2012 until January 27, 2012 and from November 19, 2013 until December 23, 2014 only, and with respect to the Group’s interest in Magic, only for the period from March 5, 2014):

	Year ended December 31,
	2012	2013	2014

Revenues	$5,750	$10,021	$138,561

Income (loss)	$340	$(481)	$9,058

NOTE 7:-	PROPERTY, PLANTS AND EQUIPMENT, NET

Composition:

	December 31,
	2013	2014
Cost:
Computers and equipment	$21,219	$22,955
Motor vehicles	386	255
Buildings	3,281	2,928
Leasehold improvements	15,698	17,410

	40,584	43,548
Accumulated depreciation:
Computers and equipment	13,230	13,557
Motor vehicles	182	133
Buildings	1,904	1,787
Leasehold improvements	5,860	8,192

	21,176	23,669

Depreciated cost	$19,408	$19,879

Depreciation expenses totaled $ 5,500, $ 6,241 and $ 4,774 for the years ended December 31, 2012, 2013 and 2014, respectively.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 8:-	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2014 were as follows:

Balance as of January 1, 2013	$326,860
Gain of control in subsidiaries	12,357
Deconsolidation of a subsidiary	(124,052)
Reclassifications and goodwill adjustment	(567)
Foreign currency translation adjustments	12,836

Balance as of December 31, 2013	$227,434

Gain of control in subsidiaries	220,379
Deconsolidation of a subsidiary	(62,040)
Negative goodwill write-off	831
Foreign currency translation adjustments	(13,543)

Balance as of December 31, 2014	$373,231

The Company performed annual impairment tests during the fourth quarter of 2014 and did not identify any impairment losses (See Note 2n).

Note 9:-	Intangible Assets, Net

a.	Intangible assets, net, are comprised of the following as of the below dates:

	December 31,
	2013	2014
Original amounts:

Capitalized Software costs	$68,124	$91,696
Customer relationship	39,853	47,048
Acquired technology	3,112	6,473
Patent	-	1,234
Other intangibles	5,384	6,769

	116,473	153,220
Accumulated amortization:

Capitalized Software costs	53,899	$53,744
Customer relationship	18,950	16,390
Acquired technology	429	3,882
Patent	-	51
Other intangibles	3,552	3,128

	76,830	77,195

Total	$39,643	$76,025

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 9:-	Intangible Assets, Net (Cont.)

b.	Amortized expenses totaled $ 20,150, $ 17,213 and $ 4,188 for the years ended December 31, 2012, 2013 and 2014, respectively.

c.	Estimated other intangible assets amortization for the years ended:

December 31,

2015	$13,397
2016	11,573
2017	10,448
2018	10,277
2019	9,622
2020 and thereafter	20,708

Total	$76,025

Note 10:-  Liabilities to Banks and Others

a.	Composition:

	December 31, 2014	Linkage Basis	Long-term liabilities	Current maturities	Total long-term liabilities net of current maturities	Total long-term liabilities net of current maturities
	Interest rate		December 31, 2014			December 31, 2013
	%

	2.9-5.9	NIS - Unlinked	$134,329	$26,127	$108,202	$60,578

	Libor + 3.5%	USD -Unlinked	-	-	-	1,849

		Other	-	-	-	20

Total			$134,329	$26,127	$108,202	$62,447

b.	Maturity dates:

	December 31,
	2013	2014

First year (current maturities)	$24,050	$26,127
Second year	22,829	31,512
Third year	16,860	28,393
Fourth year	13,116	22,631
Fifth year and thereafter	9,642	25,666

Total	$86,497	$134,329

c.	For details of liens, guarantees and credit facilities, see Note 13.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 11:-  Employee Option Plans

a.	In. March 2011, Formula's shareholders approved the adoption of Formula's 2011 Employee and Officer Share Incentive Plan (the "2011 plan"). Pursuant to the 2011 plan, the Company may grant from time to time to the Company's and its subsidiaries' employees and officers (which are not Formula's controlling shareholders) Ordinary shares, restricted shares or options to purchase up to 545,000 ordinary shares of Formula. The 2011 plan is administered by Formula's board of directors. The 2011 plan provides that share based compensation may be granted, from time to time, to such grantees to be determined by the board, at an exercise price and under such terms to be determined at its sole and absolute discretion. Share based compensation may be granted under the plan through March 2021. In 2012, the Company increased the amount of ordinary shares reserved for issuance under the 2011 plan by 1,200,000 options.

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

In March 2012, concurrently with the amendment and extension of its chief executive officer’s service agreement, the board of directors of Formula awarded him with a new share option incentive plan, following the redemption of the 543,840 redeemable ordinary shares, which were granted to him in March 2011 and which were not yet vested in their redemption date. Under the 2011 plan, the chief executive officer of Formula was granted with options exercisable to 1,122,782 ordinary shares of Formula (the "New grant"), as long as he continue to serve as (i) a director of Formula and/or (ii) a director of each of the directly held subsidiaries of Formula; provided that if he fails to meet the foregoing requirement (A) due to the request of the board of directors of either Formula or any of its directly held subsidiaries (other than a request which is based on actions or omissions by the chief executive officer that would constitute "cause" under his service agreement with Formula), (B) because the chief executive officer is prohibited under the governing law or charter documents of the relevant company or the stock exchange rules and regulations applicable to such company from being a director of such company (other than due to his actions or omissions) or (C) notwithstanding the chief executive officer’s willingness to be so appointed (but provided that neither (A) nor (B) applies); then, in each of (A), (B) and (C), the chief executive officer will be deemed to have complied with clauses (i) or (ii) above. The options vest, i.e., Formula’s redemption right with respect to the options and the underlying ordinary shares issuable upon exercise lapses, in equal quarterly installments over an eight year period that commenced in March 2012 and concludes in

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 11:-  Employee Option Plans (Cont.)

December 31, 2019. The exercise price of the options is NIS 0.01 per share. The New grant is accounted for as a modification to the March 2011 grant to the chief executive officer. Total fair value of the grant was calculated based on the share price on the grant date and totaled $ 18,347 ($ 16.34 per share).

In accordance with the terms of the option grant, the shares issuable upon exercise of the options will be deposited with a trustee and Formula chief executive officer will not be permitted to vote or dispose of them until the shares are released from the trust.

In June 2013 all options were exercised into shares however they have been deposited with a trustee and Formula’s chief executive officer is not permitted to vote or dispose of them until the shares are released from the trust. All shares participate in dividends and have the right to vote, however for so long as the shares are held by the trustee (even if they have vested) the voting rights may only be exercised by the trustee. In accordance with the guidelines of Formula incentive plan for so long as the shares underlying any grant under the plan are being held by the trustee they will be voted by the trustee in the same proportion as the results of the shareholder meeting.  Only those shares for which the vesting period has expired may be collected from the trustee. As of December 31, 2014 all 1,122,782 shares were deposited with the trustee.

b.	In November 2014, Formula board of directors awarded its chief financial officer with 10,000 restricted shares under the 2011 plan (the “restricted shares”). These restricted shares vest on a quarterly basis over a four-year period, commencing on November 13, 2014 and concludes in November 13, 2018, provided that during such time the chief financial officer will continue to serve as (i) an officer of the Company and/or (ii) an officer in one of the directly held affiliates, except that if he fail to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula); then, the chief financial officer will be deemed to have complied with clauses (i) or (ii) above. Notwithstanding the foregoing, if a change of control of the Company occurs, then all unvested restricted shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and equaled to $ 239 ($ 23.9 per share).

c.	Formula's subsidiaries grant, from time to time, options to their employees to purchase shares in the respective companies.. In general, the options expire 7-10 years after grant. For further information with respect to expenses relating to the benefit to the employees, an additional disclosure required by ASC 718, see Note 2x.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 11:-  Employee Option Plans (Cont.)

d.	The following table sets forth the breakdown of stock-based compensation expense resulting from stock options grants, as included in the consolidated statements of income:

	Year ended December 31,
	2012	2013	2014

Cost of revenues	$16	$11	$1
Research and development expenses	114	67	5
Selling and marketing expenses	82	86	15
General and administrative expenses	4,708	3,814	4,962

Total stock-based compensation expense	$4,920	$3,978	$4,983

Matrix:

The following table is a summary of employee option activity as of December 31, 2014, and changes during the year ended December 31, 2014, in Matrix:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2014	2,025,000	4.29	1.96	1,671
Granted	-	-	-	-
Exercised	1,465,000	4.29
Expired and forfeited	25,000	4.29

Outstanding at December 31, 2014	535,000	3.95	1.0	303

Exercisable at December 31, 2014	535,000	3.95	1.0	303

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2014. This value would change based on the change in the market value of Matrix' ordinary shares and the change in the exchange rate between the New Israeli Shekel and U.S. dollar. As of December 31, 2014, there’s no unrecognized compensation costs related to non-vested share-based compensation arrangements granted under Matrix equity incentive plan. The total intrinsic value of options exercised during the years ended December 31, 2012, 2013, and 2014 was $ 376, $ 380 and $2,286, respectively.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 11:-  Employee Option Plans (Cont.)

Sapiens:

i)	A summary of the stock option activities in 2014 is as follows:

	Year ended December 31, 2014
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at January 1, 2014	3,878,495	$2.57	3.38	$19,949
Granted	340,000	7.61
Exercised	(1,225,368)	1.81
Expired and forfeited	(197,046)	2.85

Outstanding at December 31, 2014	2,796,081	3.49	3.07	10,957

Exercisable at December 31, 2014	1,817,761	$2.27	2.24	$9,277

In 2012, 2013 and 2014, Sapiens granted 432,805, 595,000 and 340,000 stock options to purchase its shares to employees and directors, respectively. The weighted average grant date fair values of the options granted during the years ended December 31, 2012, 2013 and 2014 were $ 1.96, $ 2.51 and $ 3.19, respectively. The total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 was $ 2,668, $ 2,839 and $ 7,446, respectively.

The options outstanding under Sapiens' stock option plans as of December 31, 2014 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	Average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	Options
exercise price	2014	Term	price	2014	Exercisable
		(Years)	$		$

0.85-1.45	971,368	0.71	1.33	971,368	1.33
1.63	113,056	4.06	1.63	113,056	1.63
2.09-2.41	121,754	5.81	2.38	121,754	2.38
2.85	208,932	2.97	2.85	208,932	2.85
3.60-3.69	435,805	3.90	3.69	209,152	3.69
3.92	45,166	2.49	3.92	45,166	3.92
4.87-5.00	343,000	4.36	4.91	85,750	4.91
5.40-5.68	90,000	4.55	5.48	22,500	5.48
6.42	100,000	4.85	6.42	33,333	6.42
7.16-7.83	367,000	5.22	7.61	6,750	7.66

	2,796,081	3.07	3.49	1,817,761	2.27

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 11:-  Employee Option Plans (Cont.)

As of December 31, 2014, there was $ 2,069 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a period of up to four years.

ii)	Warrants:

The following table summarizes information regarding outstanding warrants to purchase Sapiens Common shares as of December 31, 2014:

Warrants to Common shares	Weighted average exercise price per share	Warrants exercisable	Exercisable through

11,000	2.00	11,000	May - 15
17,000	2.24	17,000	February - 15

28,000	2.15	28,000

Magic:

A summary of employee option activity under the Magic plans as of December 31, 2014 and changes during the year ended December 31, 2014 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2014	703,110	$3.16	6.68	$2,298
Granted	155,000	$7.47
Exercised	(115,721)	$1.86
Forfeited	(3,500)	$4.00

Outstanding at December 31, 2014	738,889	$4.26	6.42	$1,248

Exercisable at December 31, 2014	448,639	$2.95	5.03	$1,348

Vested and expected to vest at December 31, 2014	738,889	$4.26	6.42	$1,248

The weighted-average grant-date fair value of options granted to Magic’s employees and officers during the years ended December 31, 2012, 2013 and 2014 was $4.0, $ 6.0 and $ 3.76, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2014. This amount is changed based on the market value of the Company's ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 was $ 572, $ 529 and $ 741, respectively. As of December 31, 2014, there was $ 646 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Magic’s plans. This cost is expected to be recognized over a period of approximately three years.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 11:-	Employee Option Plans (Cont.)

The options outstanding as of December 31, 2014, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
In $
0-1	4,000	4.24	$-	4,000	$-
1.01-2	69,200	1.85	$1.20	69,200	$1.20
2.01-3	173,667	4.80	$2.30	173,667	$2.30
3.01-4	252,022	6.12	$3.96	180,522	$3.95
4.01-5	-	-	$-	-	$-
5.01-6	85,000	8.61	$6.00	21,250	$6.00
6.01-7	75,000	9.87	$6.89	-	$-
7.01-8	-	-	$-	-	$-
8.01-9	80,000	9.36	$8.01	-	$-

	738,889	6.42	$4.26	448,639	$2.95

Note 12: -	Liability in respect of capital lease

The following are details of the Company’s future minimum lease commitments in respect of capital leases as of December 31, 2014:

	Minimum lease payments	Interest	Present value of minimum lease payment

First year (included in other accounts payable)	480	41	439
Second year until fifth year	941	38	903

Total	1,421	79	1,342

Note 13:-	Commitments and Contingencies

a.	Liens:

Pursuant to financial institution credit agreement, a lien has been incurred by the Company over a certain portion of its investment in outstanding shares of Matrix, Magic and Sapiens.

b.	Guarantees:

1.	The Group has provided certain bank guarantees in an aggregate of approximately $ 14,000 as security for its subsidiary companies’ performance of various contracts with customers. If the subsidiaries were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees distribute the amounts claimed to be due.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 13:-	Commitments and Contingencies (Cont.)

2.	The Group has provided bank guarantees in an aggregate of approximately $ 5,200 as security for its subsidiary companies rent to be paid for offices. If such subsidiaries were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees distribute the amounts claimed to be due.

c.	Covenants:

In connection with the Group's credit facility agreements, primarily Formula and Matrix, with various financial institutions, the Group committed to the following:

i)	Matrix

In the context of Matrix engagements with banks for receiving credit facilities, Matrix has undertaken to maintain the following financial covenants, as they will be expressed in its financial statements, as described:

a)	The total rate of Matrix debts and liabilities to banks with the addition of debts in respect of debentures that have been and/or will be issued by it and shareholders' loans that have been and/or will be provided by it (collectively, "the debts") will not exceed 40% of its total balance sheet.

b)	The ratio of Matrix debts less cash to the annual EBITDA will not exceed 3.5.

c)	Matrix equity shall not be lower than NIS 275,000 (approximately $ 70,712) at all times.

d)	Matrix balances of cash and short-term investments in its balance sheet shall not be lower than NIS 50,000 (approximately $ 12,857).

e)	In the event that Formula ceases to hold 30% of Matrix share capital or is no longer the largest shareholder in Matrix, the credit may be placed for immediate repayment.

f)	Matrix will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party's debts as they are today and as they will be without the banks' consent.

g)	Matrix will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the banks' advance written consent, unless it is done in the ordinary course of business.

h)	Matrix committed not to distribute dividends that will cause its equity (when measured based on International Financial Reporting Standards ("IFRS") to be less than NIS 275,000 (approximately $ 70,712). As of December 31, 2014, Matrix's equity was approximately NIS 601,200 (approximately $ 154,590, as measured based on IFRS).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 13:-	Commitments and Contingencies (Cont.)

ii)	Formula

In the context of Formula engagements with a certain financial institution for receiving a credit facility, Formula has undertaken to maintain the following financial covenants, as they will be expressed in its financial statements, as described:

a)	Company equity shall not be lower than $ 160,000 at all times.

b)	The ratio of Company’s equity to total assets will not be less than 20%.

c)	The ratio of Company’s financial debts less cash, short-term deposit and short-term marketable securities to the annual EBITDA will not exceed 3.5

d)	The ratio of Company’s financial debts less cash, short-term deposit and short-term marketable securities to the total assets will not exceed 30%.

e)	Formula’s liabilities to banks and other financial institutions in its standalone balance sheet shall not be higher than NIS 450,000 (approximately $ 115,711).

f)	Formula will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party's debts as they are today and as they will be without the financial institution's consent.

g)	Formula will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the financial institution’s advance written consent, unless it is done in the ordinary course of business.

As of the date of the financial statements, Formula and Matrix are in compliance with the above financial covenants.

d.	Legal proceedings:

1.	In August 2009, a software company and one of its owners filed an arbitration proceeding against Magic and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs sought damages in the amount of approximately NIS 52,000 (approximately $13,371). The arbitrator determined that both Magic and its subsidiary breached the non-disclosure agreement. In January 2015 the arbitrator rendered his ruling and determined that Magic should pay damages to the plaintiffs. The group’s Equity in gains of affiliated companies, net includes a net impact of $722 resulting from the arbitration. Magic is considering its options following this ruling.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 13:-	Commitments and Contingencies (Cont.)

2.	On September 10, 2014, a motion for certification of a class action (together with a statement of claim) was filed by an alleged shareholder of Formula's subsidiary Matrix against Matrix and Matrix's directors and chief executive officer, and against Formula, as Matrix’s controlling shareholder. The motion included a claim for damages caused, according to the alleged shareholder, to the shareholders of Matrix as a result of the publication of financial statements that included misleading information, which, according to the applicant, have a significant impact on Matrix’s results of operations, a breach of the duty of disclosure under Israeli securities laws and negligent supervision over the financial statements, based on reports regarding the correction of errors discovered in the financial statements of Matrix. On January 13, 2015, the applicant filed an amended request, which included, among other things, a financial expert opinion and an increase to the amount of the claim in accordance with the above request, with the losses to the applicant estimated to be NIS 0.225 and the losses of the entire group estimated to be NIS 41,000 (approximately $ 10,543). Matrix and Formula have not yet filed a response.

At this time, given the multiple uncertainties involved and in large part to the highly speculative nature of the damages sought by the plaintiff the Company is unable to estimate the amount of the probable loss, if any, to be recognized.

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

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 13:-	Commitments and Contingencies (Cont.)

e.	Operating lease commitments:

The following are details of the Company’s future minimum lease commitments for office equipment, office space and motor vehicles under non-cancelable operating leases as of December 31, 2014:

2015	$21,891
2016	13,206
2017	10,486
2018	8,490
2019 and Thereafter	5,918

$59,991

Rent expenses for the years 2012, 2013 and 2014, were approximately $ 15,559, $ 20,408 and $ 15,979, respectively.

f.	Royalty commitments:

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

Royalty expenses in Sapiens amounted to $ 574, $ 514 and $ 618 in 2012, 2013 and 2014, respectively. Royalty expenses in Sapiens consolidated and included in cost of revenues amounted to $ 574, $ 450 and $ 0 in 2012, 2013 and 2014, respectively

As of December 31, 2014, Sapiens had a contingent liability to pay royalties of $7,576.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 14:-	Equity

The composition of the Company’s share capital is as follows:

	December 31, 2014			December 31, 2013
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding

Ordinary shares, NIS 1 par value each	25,000,000	15,297,402	14,728,782	25,000,000	15,287,402	14,718,782

In August 2013, we declared an additional cash dividend of $0.09 per share ($3.4 million in the aggregate) to our shareholders of record on August 21, 2013 that was payable on September 3, 2013.

a.	Formula's ordinary shares, par value NIS 1 per share, are traded on the TASE and Formula's ADSs, each representing one ordinary share, are traded on the NASDAQ.

b.	Formula holds 568,620 of its ordinary shares.

c.	In June 2013, Formula declared a cash dividend of approximately $ 5,446 ($ 0.37 per share) to shareholders of record on August July 2, 2013 that was payable on July 18, 2013.

d.	In December 2013, Formula declared a cash dividend of approximately $ 4,563 (or $ 0.31 per share) to shareholders of record on January 20, 2014 that was payable on February 6, 2014.

e.	On June 2014, Formula declared a cash dividend of approximately $ 7,065 (or $ 0.48 per share) to shareholders of record on July 14, 2014 that was payable on July 31, 2014.

f.	On December 24, 2014, Formula declared a cash dividend of approximately $ 7,875 (or $ 0.535 per share) to shareholders of record on January 19, 2015 that was payable on February 4, 2015.

g.	For information concerning Formula employees and officers share option plan, see Note 11.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 15:-	Income Taxes

a.	Israeli taxation:

1.	Taxable income of Israeli companies is subject to tax at the rate of 25% in 2012 and 2013 and 26.5% in 2014 and onwards.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (“the Law"):

Certain production and development facilities of Formula's Israeli subsidiaries and affiliates have been granted "Approved Enterprise" and "Beneficiary Enterprise" status pursuant to the Law, which provides certain tax benefits to its investment programs including tax exemptions and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at regular rates.

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise's income.

For all the above referred to operations, the benefit periods under the Law have not yet commenced.

The entitlement to the above benefits is conditional upon the fulfillment of the conditions stipulated by the Law and related regulations (see below). Should any of Formula's Israeli subsidiaries fail to meet such requirements in the future, income attributable to the relevant entity's Approved Enterprise or Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate, and the entity could be required to refund a portion of the tax benefits already received with respect to such programs. As of December 31, 2014, management believes that Formula's Israeli subsidiaries and affiliates are in compliance with all of the conditions required by the Investment Law.

Effective January 1, 2011, the Israeli Knesset enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, ("the Amendment"). According to the Amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Formula's Israeli subsidiaries and affiliates entire preferred income. These subsidiaries and affiliates will be able to opt to apply (the waiver is non-recourse) the Amendment and from then on it will be subject to the amended tax rate of 16%.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 15:-	Income Taxes (Cont.)

Under the terms of the Approved Enterprise program, income that is attributable to one of Sapiens’ Israeli subsidiaries will be exempt from income tax for a period of two years commencing 2014. The tax holiday has resulted in a tax savings of approximately $ 1,900 in the year ended December 31, 2014. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the company, it would be taxed at the reduced corporate tax rate applicable to such profits (25%), and an income tax liability of up to approximately $1,800 would be incurred as of December 31, 2014.

Certain of Formula Israeli subsidiaries and affiliates intend to apply the new incentives regime under the Amendment to their industrial activities in Israel in 2014 and believe that they will qualify as an “Beneficiary Company” under the Amendment.

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

Eligibility for the benefits under the Industrial Encouragement Law is not subject to receipt of prior approval from any governmental authority.

4.	Foreign Exchange Regulations

Under the Foreign Exchange Regulations, some of Formula's Israeli subsidiaries calculate their tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes has been provided in relation to undistributed earnings of the non-Israelis subsidiaries. This is because the Group intends to permanently reinvest undistributed earnings in the foreign subsidiaries in which those earnings arose. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 15:-	Income Taxes (Cont.)

The amount of undistributed earnings of foreign subsidiaries and affiliates that are considered to be reinvested as of December 31, 2014 was $ 19,850 and 21,152, respectively. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries and affiliates for tax purposes and the difficulty of projecting the amount of future tax liability.

c.	Net operating loss carry forwards:

Formula

Formula stand alone had cumulative losses for tax purposes as of December 31, 2014 totaling approximately $ 66,820 (as of December 31, 2013, the amount was $ 61,261), which can be carried forward and offset against taxable income in the future for an indefinite period.

Matrix

Matrix had cumulative losses for tax purposes as of December 31, 2014 totaling approximately $ 33,920 (as of December 31, 2013, the amount was $ 33,700), which can be carried forward and offset against taxable income in the future for an indefinite period,

Magic

As of December 31, 2014, Magic and its Israeli subsidiaries had operating loss carry forwards of $ 15,929, which can be carried forward and offset against taxable income in the future for an indefinite period. Magic's subsidiaries in Europe had estimated total available tax loss carry forwards of $ 4,999 as of December 31, 2014, to offset against future taxable income. Magic's subsidiaries in the U.S. had estimated total available tax loss carry forwards of $ 427 as of December 31, 2014, which can be carried forward and offset against taxable income for a period of up to 20 years, from the year the loss was incurred.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions ("annual limitations") of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Sapiens

As of December 31, 2014, certain subsidiaries of Sapiens had tax loss carry-forwards totaling approximately $ 38,800. Most of these carry-forward tax losses have no expiration date.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 15:-	Income Taxes (Cont.)

Insync

As of December 31, 2014 Insync had no tax loss carry-forwards.

Formula, its subsidiaries and its affiliates have cumulative losses for tax purposes as of December 31, 2014 totaling approximately $ 168,445 (as of December 31, 2013, the amount was $ 177,211), of which $ 142,191 was in respect of companies in Israel which can be carried forward and offset against taxable income in the future for an indefinite period, and approximately $ 26,254 of which was in respect of companies abroad (as of December 31, 2013, that amount was $ 30,284).

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

Company recorded a valuation allowance as detailed in Note 15(e) below.

d.	Income tax assessments:

Formula and its subsidiaries are routinely examined by various taxing authorities. Below is a summary of the income tax assessments of Formula, its subsidiaries and its affiliates:

Formula

Formula's tax years 2011 through 2014 remain subject to examination by the Israeli Tax Authorities.

Matrix

Matrix and its subsidiaries have received final tax assessments (or assessments that are deemed final) up to and including the 2010 tax year.

Magic

Magic (the Israeli entity) and its Israeli subsidiaries have received final tax assessments (or assessments that are deemed final) through the year 2010. Non-Israeli subsidiaries of Magic are taxed according to the tax laws in their respective jurisdictions of domicile of residence. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to adjustment for foreign tax credits) and foreign withholding taxes.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 15:-	Income Taxes (Cont.)

Sapiens

As of December 31, 2014, most of the Sapiens' Israeli subsidiaries are subject to Israeli income tax audits for the tax years 2009 through 2014, to U.S. federal income tax audits for the tax years of 2009 through 2014, and to other for the tax years of 2006 through 2014.

e.	Deferred tax assets (liabilities), net:

1.	Composition, net:

	December 31,
	2013	2014

Net operating losses carried forward	$34,293	$35,611
Allowances, reserves and intangible assets	3,409	(30,159)
Capitalized software costs	(1,723)	(5,677)
Differences in measurement basis (cash basis for tax purposes)	(6,104)	(1,997)

	29,875	(2,222)
Valuation allowance	(20,692)	(12,369)

Total	$9,183	$(14,591)

2.	Presentation in balance sheets:

	December 31,
	2013	2014

Other current assets (Note 16a)	$6,755	$5,164
Other non-current assets	13,152	12,738
Other current liabilities (Note 16c)	(2,567)	(1,375)
Long-term liabilities	(8,157)	(31,118)

	$9,183	$(14,591)

f.	Income before taxes on income:

	Year ended December 31,
	2012	2013	2014

Domestic	$35,680	$46,924	$20,640
Foreign	12,893	7,582	$9,529

Total	$48,573	$54,506	$30,169

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 15:-	Income Taxes (Cont.)

g.	Taxes on income:

Taxes on income (tax benefit) consist of the following:

	Year ended December 31,
	2012	2013	2014
Current taxes:

Domestic	$5,955	$5,474	$9,188
Foreign	1,113	2,526	2,857

	7,068	8,000	12,045
Deferred taxes:

Domestic	(453)	2,464	(1,901)
Foreign	(32)	(1,538)	(70)

Deferred taxes, net	(485)	926	(1,971)

Taxes on income	$6,583	$8,926	$10,074

h.	Theoretical tax:

The following table presents reconciliation between the theoretical tax expense, assuming that all income was taxed at statutory tax rates, and the actual income tax expense, as recorded in the Company's statements of income:

	Year ended December 31,
	2012	2013	2014

Income before income taxes, as per the statement of operations	$48,573	$54,506	$30,169

Statutory tax rate in Israel	25%	25%	26.5%

Theoretical tax expense	12,143	13,627	7,995
Reconciliation:
Non-deductible expenses	1,965	810	267
Effect of different tax rates	547	813	848
Deferred taxes on current losses (utilization of carry forward losses) and temporary differences for which a valuation allowance was provided, net	(761)	(183)	1,032
Effect of change in Israel tax rates	-	(677)	-
Prior year losses and temporary differences for which deferred taxes were recorded, net	(4,179)	(1,110)	-
Uncertain tax position	(1,260)	(3,560)	33
Taxes in respect of prior years	(2,456)	(638)	193
Other	146	(354)	(294)

Income taxes as per the statement of operations	$6,145	$8,728	$10,074

Effective tax rate - in %	12.7%	16.0%	33.4%

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 15:-	Income Taxes (Cont.)

i.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of total unrecognized tax benefits in Formula's subsidiaries is as follows:

Balance as of January 1, 2013	$4,487

Increase due to consolidation of Sapiens	(634)
Increase related to current year tax positions	-
Decrease related to prior years' tax positions	(2,836)

Balance as of December 31, 2013	1,017

Increase due to deconsolidation of Magic	(472)
Increase due to consolidation of Sapiens	705
Increase related to current year tax positions	115
Decrease related to prior years' tax positions	(82)

Balance as of December 31, 2014	1,283

The Group recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2012, 2013 and 2014, the amounts recognized, on a consolidated basis, for interest and penalties expenses related to uncertain tax positions were $ 97, $ 17 and $ 0, respectively. In addition, the Group's consolidated liability for unrecognized tax benefits including accrued interest and penalties related to uncertain tax positions was $ 58 and $ 198 at December 31, 2013 and 2014, respectively, which is included within income tax accrual in the Group's consolidated balance sheets. The increase in liability for unrecognized tax benefits including accrued interest and penalties related to uncertain tax positions is due to the consolidation of Sapiens having an impact of $ 198 which was offset by the deconsolidation of Magic amounting to ($ 58).

As of December 31, 2014, the entire amount of unrecognized tax benefit (i.e., $ 1,283) could affect the Group's income tax provision and the effective tax rate.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16:-	Supplementary Financial Statement Information

Balance Sheets:

a.	Other accounts receivable and prepaid expenses:

Composition:

	December 31,
	2013	2014

Government departments	$14,599	$12,934
Employees(1)	420	433
Prepaid expenses and advances to suppliers	13,920	15,829
Deferred taxes	6,755	5,164
Restricted deposits	289	484
Related Parties	22	402
Other	483	1,212

Total	$36,488	$36,458

(1)	Some of these balances are linked to the CPI, and bear interest at an annual rate of 4%.

b.	Liabilities to Banks and others:

Composition:

	December 31,		December 31,
	2014		2013	2014
	Interest rate	Linkage
	%	basis

Bank credit	2.2	Unlinked	$-	378
Short-term bank loans	1.75-2.25		11,586	15,313
Current maturities of long-term loans from banks (see Note 10)			24,050	26,127

Total			$35,636	$41,818

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16: -	Supplementary Financial Statement Information (Cont.)

c.	Other accounts payable:

Composition:

	December 31,
	2013	2014

Government institutions	$13,068	12,830
Customer advances	2,601	187
Deferred taxes (Note 15e)	2,567	1,375
Accrued royalties to the OCS (Note 13f)	-	788
Accrued expenses and other current liabilities	4,617	9,733

Total	$22,853	$24,913

d.	Financial expenses, net:

Composition:

	Year ended December 31,
	2012	2013	2014

Financial income	$1,043	$983	$2,888
Financial costs related to long-term debt	(6,144)	(4,629)	(6,800)
Financial costs related to short-term credit and others	(1,828)	(3,577)	(1,862)
Gain (loss) from marketable securities, net (1) (2)	257	987	908

Total	$(6,672)	$(6,236)	$(4,866)

(1)	Includes gains (losses) from trading securities still held by the Company for the years 2012, 2013 and 2014 in amounts of $ 957, $ 985 and $ 908, respectively (see Note 4).
(2)	Includes impairment of available-for-sale marketable securities for 2013 of $ 714 (see Note 4).

e.	Other expenses (income), net:

Composition:

	Year ended December 31,
	2012	2013	2014

gain (loss) on sale of fixed assets, net	$(22)	$14	-
Other loss (income)	(152)	-	(5)

Total	$(174)	$14	(5)

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16: -	Supplementary Financial Statement Information (Cont.)

f.	Operating segments:

The Company operates in the software services and proprietary software products and related services through its three directly held subsidiaries: Matrix, Sapiens and Insync and through its affiliate Magic.

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

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16: -	Supplementary Financial Statement Information (Cont.)

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

From August 21, 2011, the date on which Formula lost its control in Sapiens, as described in Note 1, until January 27, 2012, the date on which Formula regained its control in Sapiens, as described in Note 1, and from November 19, 2013, the dates on which Formula lost its control in Sapiens, as described in Note 1 until December 23, 2014, the date on which Formula regained its control in Sapiens, as described in Note 1, Sapiens' results of operations were reflected in the Company's results using the equity method of accounting and therefore were not considered an operating segment during these periods.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16: -	Supplementary Financial Statement Information (Cont.)

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

From March 5, 2014, the date on which Formula lost its control in Magic, as described in Note 1, until December 31, 2014, Magic's results of operations were reflected in the Company's results using the equity method of accounting and therefore were not considered an operating segment during this period.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16: -	Supplementary Financial Statement Information (Cont.)

Insync

InSync is a US based national supplier of employees to Vendor Management Systems (VMS) Workforce Management Program accounts. Insync specializes in providing professionals in the following areas; Accounting and Finance, Administrative, Customer Service, Clinical, Scientific and Healthcare, Engineering, Manufacturing and Operations, Human Resources, IT Technology, LI/MFG, and Marketing and Sales. InSync currently supports more than 30 VMS program customers with employees in over 40 states.

The Company evaluates the performances of each of its directly held subsidiaries based on operating income/loss. Headquarters and finance expenses of Formula are allocated proportionally among the subsidiaries:

	Matrix	Sapiens	Magic	Insync	Total

Revenues:
2014	586,618	-	27,299	22,785	636,702
2013	534,792	117,281	144,958	-	797,031
2012	513,181	104,110	126,380	-	743,671

Inter-segment sales:
2014	285	-	-	-	285
2013	870	-	280	-	1,150
2012	690	-	-	-	690

Operating income:
2014	30,003	-	3,350	1,682	35,035
2013	34,376	9,015	17,351		60,742
2012	31,775	7,825	15,645		55,245

	Matrix	Sapiens	Magic	Insync	Total

Identifiable assets:
2014	326,469	201,237	-	7,641	535,347
2013	350,063	-	108,067	-	458,130

Goodwill:
2014	155,974	217,257	-	-	373,231
2013	165,253	-	62,181	-	227,434

Identifiable liabilities:
2014	201,736	55,561	-	1,436	258,733
2013	226,127	-	23,762	-	249,889

Depreciation and amortization:
2014	7,400	-	1,386	(655)	8,131
2013	7,381	8,588	8,380	-	24,349
2012	7,873	10,333	7,444	-	25,650

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16: -	Supplementary Financial Statement Information (Cont.)

	Matrix	Sapiens	Magic	Insync	Total

Investments in segment assets:
2014	3,848	-	161	29	4,038
2013	3,577	2,794	497	-	6,868
2012	3,157	1,327	510	-	4,994

The following table presents reconciliation, between the data concerning revenues, assets and liabilities appearing in the individual operating segments' financial statements and the corresponding data appearing in the Company's consolidated financial statements:

	Year ended December 31,
	2012	2013	2014

Revenues:
Revenues as above	$743,671	$797,031	$636,702
Less inter-segment transactions	(690)	(1,150)	(285)

Revenues as per statements of operations	$742,981	$795,881	$636,417

	December 31,
	2013	2014
Identifiable assets:
Total assets of operating segments	$685,564	$908,578
Assets not identifiable to a particular segment	186,231	212,161
Elimination of inter-segment assets and other	-	-

Total assets as per consolidated balance sheets	871,795	1,120,739

Identifiable liabilities:
Total liabilities of operating segments	249,889	258,733
Liabilities not identifiable to a particular segment	145,751	207,439
Elimination of inter-segment liabilities and other	-	-

Total liabilities as per consolidated balance sheets	$395,640	466,172

g.	Geographical information:

1.	The Company's long-lived assets are located as follows:

	December 31,
	2013	2014

Israel	$18,018	$18,204
United States	439	451
Europe	682	1,098
Japan	209	109
Other	60	17

Total	$19,408	$19,879

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16: -	Supplementary Financial Statement Information (Cont.)

2.	Revenues:

The Company’s revenues classified by geographic area (based on the location of customers) are as follows:

	Year ended December 31,
	2012	2013	2014

Israel	$499,025	$526,179	$531,193
International:
United States	137,298	155,002	87,270
Europe	74,126	84,864	14,576
Other	32,532	29,836	3,378

Total	$742,981	$795,881	$636,417

h.	Earnings per share:

The following table presents the computation of basic and diluted net earnings per share for the Company:

	Year ended December 31,
	2012	2013	2014

Numerator:
Net income basic earnings per share - income available to shareholders	$23,373	$80,687	$80,833

Amount for diluted earnings per share - income available to shareholders	23,373	80,687	$80,833

Weighted average shares outstanding
Denominator for basic net earnings per share	13,596	13,725	13,929
Effect of dilutive securities	194	398	479

Denominator for diluted net earnings per share	13,790	14,123	14,408

Basic net earnings per share	1.73	5.88	5.80

Diluted net earnings per share	$1.67	$5.68	5.59

- - - - - - - - - - - - - - - - - - -

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

Magic Software Enterprises (UK) Limited

We have audited the accompanying balance sheet of Magic Software Enterprises (UK) Limited (the “Company”) as of December 31, 2014 and 2013, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2013 and 2012, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,

LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants
January 29, 2015

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
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

Hermes Logistics Technologies Limited

We have audited the accompanying balance sheet of Hermes Logistics Technologies Limited (the “Company”) as of December 31, 2014 and 2013, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2014 and 2013, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,

LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants
March 13, 2015

J. Cohen C.P.A. (ISR) R. Shahmoon ACA	Registered to carry out audit work in the UK by The Institute of Chartered Accountants in England and Wales. Details about our audit registration can be viewed at www.auditregister.org.uk under reference no. C008178288.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Software Japan K. K.

We have audited the accompanying balance sheets of Magic Software Japan K.K. (the "Company”) as of December 31, 2013 and 2014, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2014, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Tokyo, Japan
January 28, 2015
KDA Audit Corporation

