Form 20-F/A
period 2014-12-31
FORMULA SYSTEMS (1985) LTD
filed 2015-06-30
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F is being filed to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed by Formula Systems (1985) Ltd. (the “Company”) on April 30, 2015 (the “2014 Form 20-F”). This Form 20-F/A is being filed solely to supplement “Item 18: Financial Statements” and “Item 19: Exhibits” of the 2014 Form 20-F with the inclusion of

•	the audited financial statements of Magic Software Enterprises Ltd. (“Magic Software”), including the reports of independent public registered accounting firm relating thereto (the “Magic Financial Statements”); and
•	the audited financial statements of Sapiens International Company N.V. (“Sapiens”), including the report of independent registered public accounting firm relating thereto (the “Sapiens Financial Statements”).

The Magic Financial Statements and the Sapiens Financial Statements are being filed in compliance with Rule 3-09 of Regulation S-X of the U.S. Securities and Exchange Commission (“Rule 3-09”). Under Rule 3-09, the Company is required to provide audited financial statements for the period of the year ended December 31, 2014 during which each of Magic Software and Sapiens were accounted for under the equity method of accounting (in the case of Magic, from March 5, 2014 to December 31, 2014 and in the case of Sapiens, from January 1, 2014 to December 24, 2014). Pursuant to relief received from the Office of the Chief Accountant of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, rather than file the financial statements for such partial year periods, the Company is including the Magic Financial Statements and the Sapiens Financial Statements which include the full year ended December 31, 2014.

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, updated certifications of the Company’s principal executive officer and the Company’s principal financial officer are being filed as exhibits to the Form 20-F/A. This Form 20-F/A also includes Exhibit 15.5, which contains the consent of Kost, Forer, Gabbay & Kaiserer, a member of Ernst & Young Global, with respect to their report included in the Magic Financial Statements and Exhibit 15.6, which contains the consent of Kost, Forer, Gabbay & Kaiserer, a member of Ernst & Young Global, with respect to their report included in the Sapiens Financial Statements.

This Form 20-F/A should be read in conjunction with the 2014 Form 20-F and the Company’s other filings with the Securities and Exchange Commission. This Amendment No. 1 to the 2014 Form 20-F speaks as of the date of the initial filing of the 2014 Form 20-F. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any part of the 2014 Form 20-F or reflect any events that have occurred after the 2014 Form 20-F was filed. The filing of this Form 20-F/A, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the 2014 Form 20-F are true and complete as of any date subsequent to April 30, 2015.

2

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith were filed as part of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2015.

The audited financial statements of Magic Software Enterprises Ltd. as of December 31, 2013 and 2014 and the three years ended December 31, 2014 are attached to this Amendment No. 1 to Form 20-F as Exhibit 99.1 and incorporated herein by reference.

The audited financial statements of Sapiens International Corporation N.V. as of December 31, 2013 and 2014 and the three years ended December 31, 2014 are attached to this Amendment No. 1 to Form 20-F as Exhibit 99.2 and incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit No.

1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan and amendment(5)
8	List of Subsidiaries(6)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global(6)
15.2	Consent of Levy Cohen and Co. (6)
15.3	Consent of Levy Cohen and Co. (6)
15.4	Consent of KDA Audit Corporation(6)
15.5	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global*
15.6	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global*

3

Exhibit No.

99.1	Audited Financial Statements of Magic Software Enterprises Ltd.*
99.2	Audited Financial Statements of Sapiens International Corporation N.V.*

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

(6)  Incorporated by reference to the annual report on Form 20-F for the 2014 fiscal year filed by the registrant with the Securities and Exchange Commission on April 30, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/Guy Bernstein	June 30, 2015
	Guy Bernstein	Date
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan and amendment(5)
8	List of Subsidiaries(6)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kasierer, A Member of Ernst & Young Global(6)
15.2	Consent of Levy Cohen and Co. (6)
15.3	Consent of Levy Cohen and Co. (6)
15.4	Consent of KDA Audit Corporation(6)
15.5	Consent of Kost, Forer, Gabbay & Kasierer, A Member of Ernst & Young Global*
15.6	Consent of Kost, Forer, Gabbay & Kasierer, A Member of Ernst & Young Global*
99.1	Audited Financial Statements of Magic Software Enterprises Ltd.*
99.2	Audited Financial Statements of Sapiens International Corporation N.V.*

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

(6) Incorporated by reference to the annual report on Form 20-F for the 2014 fiscal year filed by the registrant with the Securities and Exchange Commission on April 30, 2015.