Form 20-F
period 2015-12-31
FORMULA SYSTEMS (1985) LTD
filed 2016-05-16
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

As of December 31, 2015, the registrant had 14,728,782 outstanding ordinary shares, NIS 1 par value, of which 210,791 were represented by American Depositary Shares.

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

As used in this annual report, references to “we,” “our,” “ours” and “us” refer to Formula Systems (1985) Ltd. and its subsidiaries, unless otherwise indicated. References to “Formula” refer to Formula Systems (1985) Ltd. alone. Our operations are currently conducted through our subsidiaries –, Matrix IT Ltd., or Matrix, and, InSync Staffing Solutions, Inc., or InSync, and our affiliated companies Sapiens International Corporation N.V., or Sapiens, Magic Software Enterprises Ltd., or Magic Software and TSG Advanced IT Systems, Ltd., or TSG. following our acquisition of a 50% share interest in TSG on May 9, 2016).

From January 28, 2012 through November 18, 2013, when we lost control of Sapiens for accounting purposes (under U.S. GAAP) following Formula’s direct interest in Sapiens outstanding common shares decreasing from 56.8% to 48.8% and from December 23, 2014, when we regained control of Sapiens, through September 30, 2015, when we lost control of Sapiens for accounting purposes (under U.S. GAAP) following Formula’s direct interest in Sapiens outstanding common shares decreasing from 50% to 49.1%, Sapiens was our subsidiary. Through March 5, 2014, when we lost control of Magic Software for accounting purposes (under U.S. GAAP) following Formula’s direct interest in Magic outstanding ordinary shares decreasing from 51.4% to 45.1%, Magic Software was our subsidiary.

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

We have derived the following consolidated income statement data for the years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 from our audited consolidated financial statements and notes included elsewhere in this annual report. We have derived the consolidated income statement data for the years ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011, 2012 and 2013 from our audited consolidated financial statements that are not included in this annual report. Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP and presented in U.S. dollars. During 2014, certain insignificant irregularities were discovered in one of our subsidiaries which affected certain income statement line items for the year’s 2009 through-2013. These irregularities were corrected retroactively and such corrections are reflected in the Income Statement Data presented below. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data:

	Year ended December 31,
	2011	2012	2013	2014	2015
	(U.S. dollars in thousands, except share and per share data)
Revenues	$638,899	$742,981	$795,881	$636,417	$750,555
Cost of revenues	492,886	564,803	603,080	530,083	601,749
Gross profit	146,013	178,178	192,801	106,334	148,806
Research and development costs, net	5,148	12,349	14,168	787	7,488

Selling, marketing, general and administrative expenses	93,340	110,758	117,877	70,517	94,722
Other expenses (income), net	(207)	(174)	14	(5)	2
Operating income	47,732	55,245	60,742	35,035	46,594
Financial expenses, net	(6,500)	(6,672)	(6,236)	(4,866)	(8,254)
Income before taxes on income	41,232	48,573	54,506	30,169	38,340
Taxes on income	5,276	6,145	8,728	10,074	10,988
Equity in gains of affiliated companies, net	25,870	3,744	60,683	74,590	65,096
Net income	61,826	46,172	106,461	94,685	92,488
Net income attributable to redeemable non-controlling interests	-	(967)	1,735	154	255
Net income attributable to non-controlling interests	19,517	23,766	24,039	13,698	18,488
Net income attributable to Formula’s shareholders	$42,309	$23,373	$80,687	$80,833	$73,705

	Year ended December 31,
	2011	2012	2013	2014	2015
	(U.S. dollars in thousands, except share and per share data)
Net earnings per share
Basic	3.12	1.73	5.88	5.80	5.24
Diluted	3.06	1.67	5.68	5.59	5.00
Weighted average number of shares outstanding (in Thousands):
Basic	13,514	13,596	13,725	13,929	14,071
Diluted	13,669	13,790	14,123	14,408	14,744

Balance Sheet Data:

	December 31,
	2011	2012	2013	2014(1)	2015
	(U.S. dollars in thousands)
Total assets	$667,861	$876,928	$871,795	$1,125,124	$1,066,949
Total liabilities	318,949	412,974	395,640	468,460	524,683
Equity	348,912	463,954	476,155	656,664	542,266

1) As indicated above, the balance sheet data as of December 31, 2014 and the statement of income data for the year ended December 31, 2015 reflect the carrying amounts combination between Sapiens and Insseco as of December 31, 2014 and as of January 1, 2015, respectively, consistent with the pooling of interest accounting method that we applied to the acquisition of Insseco.

Dividends

In January 2016, Formula declared a cash dividend to its shareholders, to be paid in February 2016, of $0.34 per share. The aggregate amount distributed by Formula was approximately $5.0 million.

In June 2015, Formula declared a cash dividend to its shareholders, to be paid in August 2015, of $0.34 per share. The aggregate amount distributed by Formula was approximately $5.0 million.

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

The introduction of new technologies and devices could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services. Our future success will depend upon our ability to address the increasingly sophisticated needs of our customers by:

•     Supporting existing and emerging hardware, software, databases and networking platforms; and

•     Developing and introducing new and enhanced software development technology and applications that keep pace with such technological developments, emerging new product markets and changing customer requirements.

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

We face competition, both in Israel and internationally, from a variety of companies, including companies with significantly greater resources than ours who are likely to enjoy substantial competitive advantages, including:

•     longer operating histories;

•     closer proximity to future markets;

greater financial, technical, marketing and other resources;

cheaper costs, including labor cost;

political leverage;

•     greater name recognition;

•     well-established relationships with our current and potential clients; and

•     a broader range of products and services.

Magic Software competes with other companies in the areas of application platforms, business integration and business process management, or BPM, tools, and in the applications, mobile solutions, vertical solutions and services markets in which it operates. Magic Software competes for potential customers with providers of outsourcing services, systems integrators, computer systems consultants, other providers of technical IT consulting services and, to a lesser extent, temporary personnel agencies.

Sapiens’ competitors in the insurance software solutions market differ from it in size, geography and lines of business. Some of its competitors offer a full suite, while others offer only one module; some operate in specific (domestic) geographies, while others operate on a global basis. Delivery models vary, with some competitors keeping delivery in-house, using IT outsourcing (ITO) or business process outsourcing (BPO).

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

Furthermore, several software development centers in Israel and worldwide offer software development services at lower prices than we do. Due to the intense competition in the markets in which we operate, software products and services prices may fluctuate significantly. As a result, we may have to reduce the prices of our products, which in turn, may adversely affect our revenues and the gross margins for our products.

As some of our revenues are derived from the Israeli government sector, including defense, healthcare, education and finance, a reduction of government spending in Israel on IT services may reduce our revenues and profitability; and any delay in the annual budget approval process may negatively impact our cash flows.

We perform work for a wide range of Israeli governmental agencies and related subcontractors. Any reduction in total Israeli government spending for political or economic reasons, such as what occurred during the Israeli recession that ended in 2004 or the recent worldwide recession may reduce our revenues and profitability. In addition, the government of Israel has experienced significant delays in the approval of its annual budget in recent years. Such delays in the future could negatively affect our cash flows by delaying the receipt of payments from the government of Israel for services performed.

TSG, our latest acquisition, derives most of its revenues directly or indirectly from government agencies, mainly the Israeli Ministry of Defense (IMOD) and authorities of various countries, pursuant to contracts awarded to it under defense and homeland security-related programs. The funding of these programs could be reduced or eliminated due to numerous factors, including geo-political events and macro-economic conditions that are beyond our control. Reduction or elimination of government spending under our contracts would cause a negative effect on TSG’s revenues, results of operations, cash flow and financial condition. Furthermore, the Israeli government may reduce its expenditures for defense items or change its defense priorities in the coming years. In addition, the Israeli defense budget may be adversely affected if there is a reduction in U.S. foreign military assistance.

Our clients’ complex regulatory requirements may increase our costs, which could negatively impact our profits.

Some of our clients, particularly those in the financial services, life sciences, healthcare and defense verticals, are subject to complex and constantly changing regulatory requirements. On occasion, these regulatory requirements change unpredictably. These regulations may increase our potential liabilities if our services are found to contribute to a failure by our clients to comply with the requirements applicable to them and may increase compliance costs as regulatory requirements increase or change. These increased costs could negatively impact our profits.

With respect to certain of our defense sector command and control software solutions which are developed and offered by our affiliate, TSG, we depend on governmental approval of our exports.

Our international sales, as well as our international procurement of skilled human resources, technology and components, related to our command and control software solutions, depends largely on export license approvals from the governments of Israel, the U.S. and other countries. If we fail to obtain material approvals in the future, or if material approvals previously obtained are revoked or expire and are not renewed, our ability to sell our products and services to overseas customers and our ability to obtain goods and services essential to TSG’s business could be interrupted, resulting in a material adverse effect on TSG’s business, revenues, assets, liabilities and results of operations.

Investment in highly skilled research and development and customer support personnel is critical to our ability to develop and enhance our solutions and support our customers, but an increase in such investment may reduce our profitability.

As providers of software solutions that rely upon technological advancements, we rely heavily on our research and development activities to remain competitive. We consequently are highly dependent on the ability to attract, train, motivate and retain highly skilled information technology professionals for our research and development team, particularly individuals with knowledge and experience in the insurance and defense industries. Because our software solutions are highly complex and are generally used by our customers to perform critical business functions, we also depend heavily on other skilled technology professionals to provide ongoing support to our customers. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified research and development personnel and other technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. Even if we succeed in retaining the necessary skilled personnel in our research and development and customer support efforts, our investment in our personnel and product development might increase our costs of operations and thereby reduce our profitability, unless compensated through increased revenues. Given the highly competitive industry in which we operate, we may not succeed in increasing our revenues in line with our increasing investments in our personnel and research and development efforts.

Furthermore, if we seek to expand the marketing and offering of our products into new territories, it would require the retention of new, additional skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to generate in those territories, or may not be available at all.

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

Certain of our contracts may be terminated for convenience of the customer.

Our contracts with governments often contain provisions permitting termination for convenience of the customer. Our subcontracts with non-governmental prime contractors sometimes contain similar provisions permitting termination for the convenience of the prime contractors. In a minority of contracts with such customers, an early termination for convenience would not entitle us to reimbursement for a proportionate share of our fee or profit for work still in progress.

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

In addition, while we have taken steps to protect the confidential information that we have access to, including confidential information we may obtain through usage of our cloud-based services, our security measures may be breached. If a cyber-attack or other security incident were to result in unauthorized access to or modification of our customers’ data or our own data or our IT systems or in disruption of the services we provide to our customers, or if our products or services are perceived as having security vulnerabilities, we could suffer significant damage to our business and reputation.

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

Changes in privacy regulations may impose additional costs and liabilities on us, limit our use of information, and adversely affect our business.

Personal privacy has become a significant issue in the United States, Europe, and many other countries where we operate. Many government agencies and industry regulators continue to impose new restrictions and modify existing requirements about the collection, use, and disclosure of personal information. Changes to laws or regulations affecting privacy and security may impose additional liability and costs on us and may limit our use of such information in providing our services to customers. If we were required to change our business activities, revise or eliminate services or products, or implement burdensome compliance measures, our business and results of operations may be harmed. Additionally, we may be subject to regulatory enforcement actions resulting in fines, penalties, and potential litigation if we fail to comply with applicable privacy laws and regulations.

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

In April 2014, Formula acquired InSync Staffing Solutions, Inc., a U.S. based full-service provider of consulting and staffing solutions for IT, engineering and other professional staff (i.e. accounting and finance, administrative, customer service, healthcare, human resources, manufacturing, marketing/sales, and operations). The total consideration paid by Formula was $4.0 million.

In May 2016, Formula and Israel Aerospace Industries (“IAI”) each acquired 50% of TSG, a subsidiary and the military arm of Ness Technologies, which is engaged in the fields of command and control systems, intelligence, homeland security and cybersecurity. Each of Formula and IAI acquired and each paid a purchase price of $25.8 million (subject to certain adjustments).

In August 2014, our affiliated company Sapiens acquired Knowledge Partners International LLC, or KPI and the assets of The Decision Model Licensing LLC, or TDML. KPI is a leader in decision management consultancy, services and training and through TDML owns certain patents used as part of Sapiens’ Decision solution. The total consideration was $2.1 million in cash and 57,000 ordinary shares of Sapiens Software Solutions (Decision) Ltd., or Sapiens Decision, the subsidiary of Sapiens which holds all of the interests in KPI. In addition, one of the shareholders of KPI received 88,500 restricted shares of Sapiens Decision plus $450,000 in cash, subject to certain performance criteria.

In May 2015, Sapiens acquired IBEXI Solutions Private Limited (“IBEXI”), an India-based provider of insurance solutions and services, which services 18 insurers in both the P&C and L&P markets throughout Southeast Asia. The total purchase price in this acquisition was approximately $4.8 million, which was paid in cash by Sapiens at the closing, and which is subject to adjustment based on certain future criteria.

In August 2015, Sapiens acquired Insseco, a Poland-based software and services provider for the insurance market, from Asseco, the controlling shareholder of Formula, which helped Sapiens to establish a strong presence in the Polish insurance market. Sapiens paid approximately $9.1 million in cash for Insseco, subject to upwards adjustment based on its achieving future revenue goals.

In November 2013, Magic Software acquired the operations of Allstates Technical Services, LLC, a U.S. based full-service provider of consulting and staffing solutions for IT, Engineering and Telecom personnel, for a total consideration of $11.0 million.

In April 2015 Magic acquired a 70% interest in Comblack IT Ltd., an Israeli-based company that specializes in software professional and outsource management services for mainframes and complex large-scale environments, for a total consideration of $1.8 million, of which $ 1.5 million was paid upon closing and $ 0.3 million was contingent upon the acquired business meeting certain operational targets in 2015. Magic and the seller hold mutual Call and Put options respectively for the remaining 30% interest in the company. In March 2016, Magic paid the seller the remaining contingent payments for meeting 2015 operational targets.

In June 2015 Magic acquired a 70% interest in Infinigy Solutions LLC, a US-based services company focused on expanding the development and implementation of technical solutions throughout the telecommunications industry with offices over the US, providing nationwide coverage and support for wireless engineering, deployment services, surveying, environmental service and project management, for a total consideration of $6.4 million, of which $ 5.6 was paid upon closing and $ 0.8 million is contingent upon the acquired business meeting certain operational targets in 2016 and 2017. Magic and the seller hold mutual Call and Put options respectively for the remaining 30% interest in the company.

During the year ended December 31, 2014, Matrix completed three acquisitions for a total cash consideration of up to approximately $4.7 million, of which $ 3.1 million was attributed to goodwill and $ 1.3 million to other identifiable intangible assets. These acquisitions generally enhance our group's technologies, product and services offerings.

In April 2015 Xtivia Inc. (a wholly owned subsidiary of Matrix) completed the acquisition of all of the outstanding shares of Hydus Inc. in total consideration of $ 2.5 million. Hydus Inc. is a U.S based consulting firm specializing in software services in the field of EIM (Enterprise Information Management). In addition, the sellers may be eligible for future consideration, valued at $ 1.6 million as of December 31, 2015, subject to obtaining accumulated operating income targets during three years (not exceeding Hydus operating income).

In May 2015, Matrix completed the acquisition of all of the outstanding shares of Ono Apps Ltd., an Israeli based service provider specializing in mobile applications development services, for total consideration of NIS 4.6 million (approximately $ 1.2 million). In addition, the sellers may be eligible for future consideration, valued at $ 0.3 million as of December 31, 2015, subject to obtaining accumulated operating income targets during three years commencing on January 1, 2016, not exceeding NIS 5.0 million (approximately $ 1.3 million).

During the year ended December 31, 2015, Formula and its subsidiaries and affiliates completed an additional five other acquisitions for a total cash consideration of approximately $3.8, million and increased their share interest in two existing subsidiaries for total consideration of $ 1.7 million. These acquisitions generally enhance our technologies, product and services offerings. Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated results of operations, either individually or in the aggregate.

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

We may furthermore need to raise capital in connection with any such acquisition or investment, which we would likely seek via public or private equity or debt offerings. For example, we issued $58.3 million (net of issuance expenses) of secured debentures, or Series A Secured Debentures, and convertible debentures, or Series B Convertible Debentures as part of a public offering in Israel in September 2015. The issuance of equity securities pursuant to any such financing could be dilutive to our existing shareholders. The issuance of equity securities by any of our significant subsidiaries and affiliates pursuant to any such financing could be dilutive to our existing interest in these subsidiaries and affiliates. If we raise funds through debt offerings, we may be pressured in serving such debt. If we use cash or debt financing, our financial liquidity will be reduced, the holders of our debt may have claims on our assets ahead of holders of our ordinary shares and our business operations may be restricted by the terms of any debt. Our ability to raise capital in this manner also depends upon market and other conditions, many of which are beyond our control. Due to unfavorable conditions, we could be required to seek alternative financing methods, such as bank financings, which involve borrowing money on terms that are not favorable to us. Difficulties in raising equity capital or obtaining debt financing on favorable terms, or the unavailability of financing, including bank borrowings, may hinder our ability to implement our strategy for selective acquisitions and investments.

If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

We have experienced rapid growth during the last five years, through acquisitions and organic growth. The number of our employees increased from approximately 5,339 as of December 31, 2010 to approximately 10,981 as of December 31, 2015 (including our affiliated companies Sapiens and Magic Software) and may increase further as we aim to enhance our businesses. This increase may significantly strain our management and other operational and financial resources. In particular, continued headcount growth increases the integration challenges involved in:

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

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly from $199.6 million as of December 31, 2010 to $449.3 million and $167.1 million as of December 31, 2014 and 2015, respectively, as a result of our acquisitions, and may increase further following future acquisitions. Impairment testing under U.S. GAAP may lead to further impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations. The decrease in the amount of goodwill and identifiable intangible assets on our consolidated balance sheet from December 31, 2014 to December 31, 2015 is solely due to the deconsolidation of Sapiens as of September 30, 2015.

During the years ended December 31, 2013, 2014 and 2015, no impairment was required for any of our reporting units and no impairment losses were identified for these intangible assets and software products.

Our credit facility agreements  with banks and other financial institutions contain and our Series A Secured Debentures and Series B Convertible Debentures are subject to a number of restrictive covenants which, if breached, could result in acceleration of our obligation to repay our debt.

In the context of our engagements with banks and other financial institutions for receiving various credit facilities and under the terms governing our Series A Secured Debentures and Series B Convertible Debentures, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including limitations on our ability to distribute dividends, incur debt and sell or acquire assets. These credit facilities agreements also contain various covenants which require us to maintain certain financial ratios related to shareholders’ equity, total rate of debt and liabilities, minimum outstanding balance of total cash and short-term investments and operating results that are customary for companies of comparable size and the risk that we may not be able to maintain in the future the rating level assigned to the Notes. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us and, by extension, to our shareholders. In addition, we have secured a credit facility and our Series A Secured Debentures with certain of the shares of Formula’s publicly held subsidiary Matrix and our affiliated companies Sapiens and Magic Software. A breach of the restrictive covenants could result in the acceleration of our obligations to repay our debt.

Marketing our products and services in international markets may require increased expenses and greater exposure to risks that we may not be able to successfully address.

We intend to continue to focus our efforts on selling proprietary software solutions and services in international markets and to devote significant resources to these efforts to expand our international operations as part of our growth strategy. If we are unable to continue achieving market acceptance for our solutions or continue to successfully penetrate international markets, our business will be harmed. In 2014 and 2015, we received approximately 16.5% and 30.0% of our consolidated revenues, respectively, from customers located outside of Israel (including but not limited to the United States, Europe, Japan, Asia-Pacific, India and South Africa). The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources which could adversely affect our business. If we had continued to consolidate Magic’s and Sapiens’ revenues in all of 2015, 42% of our revenues would have been generated from customers located outside of Israel.

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

For example, five customers of one of our five directly held subsidiaries and affiliated companies and during 2014 and 2015— Sapiens— and its subsidiaries accounted for 31% and 32% of Sapiens’ consolidated revenues in 2014 and 2015, respectively (or 8% of our consolidated revenues, in each of the respective years). two significant customers of an affiliate—Magic Software— accounted for 10% and 3% and 7% and 11% of its consolidated revenues in 2014 and 2015, respectively . One significant customer of TSG (the Israeli Ministry of Defense, IMOD) accounted for approximately 40% of its revenues in 2014 and 2015. There can be no assurance that the existing customers of our significant subsidiaries and affiliates will enter into new project contracts with us or that they will continue using our technologies and IT services. A significant decline in our revenue stream from existing customers would have an adverse effect on our operating results.

There may be consolidation in the markets and industries in which we operate, which could reduce the use of our products and services and adversely affect our revenues.

Mergers or consolidations among our customers could reduce the number of our customers and potential customers. This could adversely affect our revenues even if these events do not reduce the aggregate number of customers or the activities of the consolidated entities. If our customers merge with or are acquired by other entities that are not our customers, or that use fewer of our products and services, they may discontinue or reduce their use of our products and services. Any of these developments could materially and adversely affect our results of operations and cash flows. Furthermore, as the number of companies in the defense industry has decreased in recent years, the market share of some prime contractors has increased. Some of these companies are vertically integrated with in-house capabilities similar to ours in certain areas. Thus, at times we could be seeking business from certain of these prime contractors, while at other times we could be in competition with some of them. Failure to maintain good business relations with these major contractors could negatively impact TSG’s business.

If our interest in our subsidiaries’ outstanding equity interests becomes diluted below 50% or if we are unable to retain effective control over our subsidiaries and affiliated companies, we would cease to consolidate them and our operating results may fluctuate significantly.

We currently hold a controlling interest in Matrix and InSync under U.S. GAAP through our direct equity holdings. As a result of our controlling interests in those subsidiaries as of December 31, 2015, we consolidated their balance sheets with ours and with respect to InSync, beginning from April 1, 2014, following our consummation of the acquisition of InSync.

As of January 1, 2013, Formula’s interest in Sapiens common shares was 56.6%. On November 19, 2013, Sapiens completed a follow-on public offering of its ordinary shares on the NASDAQ. Sapiens issued 6,497,400 shares at a price of $ 6.25 per share before issuance expenses. Total net proceeds from the issuance amounted to approximately $37.8 million. As a result of the offering, Formula’s interest in Sapiens' outstanding common shares was diluted below 50% (from 56.8% to 48.6%). Our investment in Sapiens following the dilution was measured under the equity method of accounting. The gain, net, recognized in relation to Formula’s loss of control in Sapiens amounted to $61.2 million and is presented in the income statement as equity in gains of affiliated companies, net.

During the period following the offering through December 23, 2014, Formula purchased additional Sapiens common shares, bringing its interest in Sapiens common shares to 50.2% of Sapiens common shares on December 23, 2014. As a result, Formula regained control, for accounting purposes, over Sapiens as of such date. As of September 30, 2015, due to exercises of options by employees of Sapiens, Formula’s interest in Sapiens outstanding common shares decreased to 49.13% and we lost control of Sapiens for accounting purposes (under U.S. GAAP). Formula’s interest in Sapiens common shares is currently 49%, although Formula has received a proxy from the CEO of Sapiens with respect to his common shares of Sapiens, which results in Formula having voting control over 50.6% of Sapiens common shares. Under U.S. GAAP, such proxy does not result in Formula controlling Sapiens for accounting purposes and our investment in Sapiens following the decrease is measured under the equity method of accounting.

From November 19, 2013 until December 23, 2014 and from October 2, 2015, Sapiens' results of operations were reflected in our results of operations using the equity method of accounting.

On March 5, 2014, following Magic Software’s public offering of additional 6,900,000 of its ordinary shares our percentage interest in Magic Software outstanding ordinary shares decreased from 51.6% to 45.0% and Magic Software was no longer our subsidiary as of such date and thereafter its results of operations were reflected in our results of operations using the equity method of accounting.

Although it is our board of directors’ investment strategy to maintain effective control over our directly held subsidiaries, if we are unable to continue maintaining a controlling interest in Matrix, as a result of equity issuances to third parties that are unaffiliated with us or otherwise or we are unable to regain control over Sapiens or Magic Software, we would cease to consolidate the operating results of Matrix and not reconsolidate Sapiens or Magic Software, based on relevant accounting guidelines. This, in turn, could result in significant fluctuations of our consolidated operating results.

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

Cyber attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber attacks, malware, computer viruses and other means of unauthorized access.  While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors for our application platforms as well as in the process and business integration technologies and IT services market. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. To date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

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

There has historically been limited trading volume for our ADSs and ordinary shares, respectively, both on the NASDAQ Global Select Market and the TASE, such that still not reached the level that enables shareholders to freely sell their shares in substantial quantities on an ongoing basis and thereby readily achieve liquidity for their investment. As a further result of the limited volume, our ordinary shares have experienced significant market price volatility in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as announcements of developments related to our subsidiaries’ and affiliates’ business, announcements by competitors of our subsidiaries and affiliates, quarterly fluctuations in our financial results and general conditions in the industry in which we through our subsidiaries and affiliates compete.

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

	NASDAQ		Tel Aviv Stock Exchange*
	In US$		In NIS		In US$
Year	High	Low	High	Low	High	Low
2015	35.00	20.52	135.20	82.36	35.31	20.98
2014	33.79	21.02	114.10	83.70	32.83	21.52
2013	26.64	16.22	94.99	57.89	26.96	15.51
2012	17.88	13.55	69.21	54.41	17.83	13.59
2011	20.49	11.14	75.57	43.94	20.55	11.81

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

A significant portion of our assets is comprised of equity securities of directly held publicly traded companies. Our publicly traded subsidiary and affiliates are, as of the current time, Matrix, Sapiens and Magic Software. The share prices of these publicly traded companies have been extremely volatile, and have been subject to fluctuations due to market conditions and other factors which are often unrelated to operating results and which are beyond our control. Fluctuations in the market price and valuations of our holdings in these companies may affect the market’s valuation of the price of our ordinary shares and ADSs and may also thereby impact our results of operations. If the value of our assets decreases significantly as a result of a decrease in the value of our interest in our publicly traded subsidiary and affiliates, our business, operating results and financial condition may be materially and adversely affected and the market price of our ordinary shares and ADSs may also fall as a result.

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

Asseco Poland S.A., or Asseco, owns approximately 46.3% of our outstanding ordinary shares (which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares). Therefore, Asseco can significantly influence the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This voting power may have the effect of delaying or preventing a change in control which may otherwise be favorable to our minority shareholders. In addition, potential conflicts of interest may arise in the event that we or any of our subsidiaries or other affiliates enter into agreements or transactions with affiliates of Asseco. Although Israeli law imposes certain procedures (including shareholder approval) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

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

We are incorporated under the laws of, and our headquarters and principal research and development facilities are located in, the State of Israel, and approximately 83.5% and 70.0% of our consolidated revenues in 2014 and 2015, respectively were generated from the Israeli market (had we consolidated Magic Software’s revenues and Sapiens revenues for all of 2014 and 2015, 63% and 58% of our revenues would have been generated from the Israeli market). As a result, we are directly influenced by the political, economic and military conditions affecting Israel. In addition, several countries still restrict business with Israel and with companies doing business in Israel. These political, economic and military conditions in Israel, and business restrictions, could have a material adverse effect on our business, financial condition, results of operations and future growth.

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

Some of our Israeli subsidiaries and affiliates have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provide certain benefits, including tax exemptions and reduced tax rates under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at the regular corporate tax rate (26.5% for 2015 and 25% for 2016 and thereafter).

In the event of distribution of dividends in these subsidiaries from said tax-exempt income, the amount distributed will be subject to corporate tax in respect of the amount of the distributed dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have been applicable if such income had not been tax-exempted. Tax-exempt income generated under the Approved/Beneficiary Enterprise program will be subject to taxes upon dividend distribution (which includes the repurchase of the Company's shares) or liquidation.

The entitlement to the above benefits is conditional upon the continuous fulfillment of the conditions stipulated by the Investment Law and applicable regulations. Should the Israeli subsidiaries and affiliates fail to meet such requirements in the future, income attributable to the Approved Enterprise and Beneficiary Enterprise programs would be subject to the statutory Israeli corporate tax rate and they will be required to refund a portion of the tax benefits already received, including interest and CPI linkage or other monetary penalty, with respect to such programs. As of December 31, 2015, we believe that our Israeli subsidiaries and affiliates are in compliance with all of the conditions required by the Investment Law.

Fluctuations in foreign currency values may affect our business and results of operations.

Due to our extensive operations and sales in Israel, most of our revenues and expenses from our IT services are denominated in NIS. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars in accordance with ASC 830. Therefore, we are exposed to the risk that a devaluation of the NIS relative to the dollar will reduce our revenue growth rate in dollar terms. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently denominated in other currencies, particularly the Euro, Japanese Yen, British Pound and South African Rand, while a substantial portion of our expenses relating to the proprietary software products and related services, principally salaries and related personnel expenses, is denominated in NIS. As a result, the depreciation of the Euro, Japanese Yen, British Pound or South African Rand relative to the U.S. dollar reduces our dollar recorded revenues from sales of our proprietary software products and related services that are denominated in those currencies and thereby harms our results of operations. In addition, the appreciation of the NIS relative to the dollar increases the dollar recorded value of expenses that we incur in NIS in respect of such proprietary software products sales, and, therefore, could adversely affect our results of operations and harm our competitive position in the markets. The depreciation (appreciation) of the dollar in relation to the NIS (based on the change in the exchange rate reported by the Bank of Israel from the start to the conclusion of each year) amounted to 7.0%, (12.0)% and (0.3)% for the years ended December 31, 2013, 2014 and 2015, respectively. Rises in the inflationary rate in Israel further increase the dollar cost of our NIS-based operating expenses and adversely impact the profits that we realize from our proprietary software products sales. The Israeli rate of inflation amounted to 1.8%, (0.2)% and (1)% for the years ended December 31, 2013, 2014 and 2015, respectively. We have engaged and may continue in the future to engage in certain hedging transactions, to decrease the risk of financial exposure from fluctuations in the exchange rate of the non-dollar currency forecasted cash flows. However, we cannot assure you that these measures will adequately protect us from the material adverse effects described above. For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects—Overview—Our Functional and Reporting Currency.”

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

Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, an investor may not be able to collect any damages awarded by either a U.S. or foreign court.

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

We believe that we were not a PFIC in 2015 but may be classified as such in 2016. Since a PFIC status is only determined as of the end of the taxable year and is dependent on a number of factors, therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2016 or in a future taxable year. Rules similar to those applicable to gains derived from the disposition of our ordinary shares or ADSs also apply to certain “excess distributions.” A decline in the value of our ordinary shares or ADSs could result in our company being classified as a PFIC. U.S .investors should consult with their own tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares or ADSs. For a discussion of how we might be characterized as a PFIC and related tax consequences, see “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations.”

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

In November 2010, Emblaze Ltd., our former controlling shareholder, sold its controlling stake in us to Asseco Poland SA, a Polish IT company listed on the Warsaw Stock Exchange. Asseco currently beneficially owns 46.3% of our issued and outstanding ordinary shares (which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares).

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

Capital Expenditures and Divestitures

Our principal investment and divestiture activities and related financing activities since the start of our 2013 fiscal year are described below. For additional information relating to our investment, divestiture and financing activities during 2014 and 2015, see “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources.”

Changes in our percentage ownership of Sapiens. As of January 1, 2013, our percentage interest in our subsidiary Sapiens was 56.6%. We purchased additional shares in 2013 which resulted in our percentage interest increasing to 57.2% as of May 2013. In November 2013, Sapiens issued 6,497,400 of its common shares in a follow-on public offering, As a result, as of December 31, 2013, our percentage interest in Sapiens decreased to 48.6%. We purchased additional shares in 2014 which resulted in our percentage interest increasing to 50.2% as of December 31, 2014. We purchased additional shares in 2014 which resulted in our percentage interest increasing to 50.2% as of December 31, 2014. As of September 30, 2015, due to exercises of options by employees of Sapiens, Formula’s direct interest in Sapiens outstanding common shares again was diluted below 50%. Formula’s interest in Sapiens common shares is currently 49%, however, Formula holds a voting proxy with respect to an additional 1,024,781 of Sapiens common shares (includes options to purchase 308,932 Sapiens’ Common Shares under Sapiens 2011 Incentive Plan). Pursuant to our acquisitions of Sapiens common shares, we have invested an aggregate of $2.7 million, $11.9 million and $0.4 million in 2013, 2014 and 2015, respectively. The sources of such funds have been our working capital and loans from financial institutions.

Changes in our percentage ownership of Magic Software. During 2012 and 2013, we increased our investment in Magic Software, acquiring additional ordinary shares of Magic Software in private transactions that have raised our beneficial ownership to 52.3% and 51.6% of Magic Software’s outstanding share capital as of December 31, 2012 and 2013, respectively. In March 2014, Magic Software issued 6,900,000 of its ordinary shares in a follow-on public offering, of which we purchased 700,000 ordinary shares. As a result, our beneficial ownership percentage in Magic Software decreased to 45.0%. We purchased additional shares in 2015 and 2016, which resulted in our current percentage interest increasing to 47.3%. Pursuant to our acquisitions of Magic Software’s ordinary shares, we have invested an aggregate of $ 0 million, $6.6 million and $3.7 million in 2013, 2014 and 2015, respectively. The sources of such funds have been our working capital and a bank loan.

Changes in our percentage ownership of Matrix. During 2013, 2014 and 2015, we have increased our investment in Matrix, acquiring additional ordinary shares of Matrix in private transactions that have raised our beneficial ownership to 50.11%, 50.2% and 50% of Matrix outstanding share capital as of December 31, 2013, 2014 and 2015, respectively. Pursuant to our acquisitions of Matrix ordinary shares, we have invested an aggregate of $0.1 million, $1.3 million and $0 million in 2013, 2014 and 2015, respectively. The source of such funds has been our working capital and a bank loan.

Acquisition of TSG. In May 2016, Formula and IAI each acquired 50% of TSG, a subsidiary and the military arm of Ness Technologies, which is engaged in the fields of command and control systems, intelligence, homeland security and cybersecurity. Each of Formula and IAI paid a purchase price of $25.8 million (subject to certain adjustments).

Acquisition of Ibexi by Sapiens. In May 2015, Sapiens acquired IBEXI Solutions Private Limited or IBEXI, an India-based provider of insurance solutions and services, which services 18 insurers in both the P&C and L&P markets throughout Southeast Asia. The total purchase price in this acquisition was approximately $4.8 million, which was paid in cash by Sapiens at the closing, and which is subject to adjustment based on certain future criteria.

Acquisition of Insseco by Sapiens. In August 2015, Sapiens acquired Insseco, a Poland-based software and services provider for the insurance market, from Asseco, the controlling shareholder of Formula, which helped Sapiens to establish a strong presence in the Polish insurance market. Sapiens paid approximately $9.1 million in cash for Insseco, subject to upwards adjustment based on its achieving future revenue goals.

Acquisition of Comblack IT by Magic. In April 2015, Magic acquired a 70% interest in Comblack IT Ltd., an Israeli-based company that specializes in software professional and outsource management services for mainframes and complex large-scale environments, for a total consideration of $1.8 million, of which $ 1.5 million was paid upon closing and $ 0.3 million was contingent upon the acquired business meeting certain operational targets in 2015. Magic and the seller hold mutual Call and Put options respectively for the remaining 30% interest in the company. In March 2016, Magic paid the seller the remaining contingent payments for meeting 2015 operational targets.

Acquisition of Infingy Solutions by Magic .In June 2015, Magic acquired a 70% interest in Infinigy Solutions LLC, a US-based services company focused on expanding the development and implementation of technical solutions throughout the telecommunications industry with offices over the US, providing nationwide coverage and support for wireless engineering, deployment services, surveying, environmental service and project management, for a total consideration of $6.4 million, of which $ 5.6 was paid upon closing and $ 0.8 million is contingent upon the acquired business meeting certain operational targets in 2016 and 2017. Magic and the seller hold mutual Call and Put options respectively for the remaining 30% interest in the company.

Acquisition of Hydus Solutions by Matrix. In April 2015, Xtivia Inc (a wholly owned subsidiary of Matrix) completed the acquisition of all of the outstanding shares of Hydus Inc in total consideration of $ 2.5 million. Hydus Inc. is a U.S based consulting firm specializing in software services in the field of EIM (Enterprise Information Management). In addition, the sellers may be eligible for future consideration, valued at $ 1.6 million as of December 31, 2015, subject to obtaining accumulated operating income targets during three years (such additional consideration will not exceed Hydus accumulated operating income during the measurement period).

Acquisition of InOnno Apps by Matrix. In May 2015, Matrix completed the acquisition of all of the outstanding shares of Ono Apps Ltd., an Israeli based service provider specializing in mobile applications development services, in total consideration of NIS 4.6 million (approximately $ 1.2 million). In addition, the sellers may be eligible for future consideration, valued at $ 0.3 million as of December 31, 2015, subject to obtaining accumulated operating income targets during three years commencing on January 1, 2016 which shall not exceed NIS 5.0 million (approximately $ 1.3 million).

During the year ended December 31, 2015, Formula and its subsidiaries and affiliates completed five other acquisitions for a total cash consideration of approximately $3.8, million and increased their share interest in two existing subsidiaries in a total consideration of $ 1.7 million. These acquisitions generally enhance the group's technologies, product and services offerings. Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated results of operations, either individually or in the aggregate.

Acquisition of InSync Staffing Solutions Inc. In April 2014, Formula acquired all of the interests in InSync Staffing LLC, a U.S.-based full service provider of staffing solutions for IT, engineering and other professional staff. We recorded a capital expenditure of $4.0 million in respect of this acquisition.

Acquisition of a software vendor by Magic Software. In October 2014, Magic Software acquired 100% of Formula Telecom Solutions Ltd., or FTS, an Israeli based software vendor. FTS specializes in the development, sale, service and support of business support systems, or BSS, including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries. FTS has a track record of successful implementation of many projects in Western and Eastern Europe, Asia and Africa.

Acquisition of Knowledge Partners International LLC. On August 1, 2014, Sapiens acquired Knowledge Partners International LLC, or KPI, and the assets of The Decision Model Licensing LLC, or TDML, for total consideration of $2.1 million in cash and 57,000 ordinary shares of Sapiens Decision, Sapiens’ subsidiary which holds all of the interests in KPI (representing 3% of Sapiens Decision’s issued and outstanding ordinary shares immediately prior to closing). In addition, one of the shareholders of KPI received 88,500 restricted shares of Sapiens Decision plus $450,000 in cash, subject to certain performance criteria. The agreements for the foregoing acquisitions included, among other things, certain put and call options relating to the Sapiens Decision shares issued upon consummation of the transaction and certain other benefits payable upon the occurrence of certain conditions.

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

Acquisition of Enterprise Division of U.S. IT, engineering and telecom consulting company by Magic Software. In November 2013, Magic Software acquired the enterprise division of Allstates Technical Services, LLC, a U.S.-based full-service provider of consulting and outsourcing solutions for IT, Engineering and Telecom personnel from KBR, Inc. (NYSE: KBR). This division, now known as Allstates Consulting Services LLC brings a strong reputation and an experienced growth-focused management team serving some of the world’s leading telecom and technology companies.

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

Except for providing our subsidiaries and our affiliated companies with our management, technical expertise and marketing experience to help them to penetrate their respective markets, direct the overall strategy of our subsidiaries and affiliated companies and monitor the growth of our subsidiaries and affiliated company through our active involvement, we do not conduct independent operations at our parent company level. Our operating results are, and have been, directly influenced by the consolidation and cessation of consolidation of our subsidiaries, which could cause significant fluctuations in our consolidated operating results. Consequently, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and you should not rely on these comparisons as indications of our future performance.

We operate through our subsidiaries: Matrix and InSync and through our affiliated companies Sapiens, Magic Software and TSG. From January 28, 2012 through November 18, 2013, when we lost control of Sapiens for accounting purposes (under U.S. GAAP) following our direct interest in Sapiens outstanding common shares diluting from 56.8% to 48.8% and from December 23, 2014, when we regained control of Sapiens, through September 30, 2015, when we lost control of Sapiens for accounting purposes (under U.S. GAAP) following our direct interest in Sapiens outstanding common shares diluting from 50% to 49.1%, Sapiens was our subsidiary. Between November 18, 2013 and December 23, 2014, Sapiens was an affiliated company for accounting purposes and again became an affiliated company for accounting purposes on October 1, 2015. Until March 4, 2014, Magic Software was our subsidiary. As of March 5, 2014, as a result of the dilution caused by the public offering of Magic Software, we lost the controlling interest for accounting purposes (under U.S GAAP) following our direct interest in Magic outstanding ordinary shares diluting from 51.4% to 45.1%, and Magic Software became an affiliated company. The following is a description of the areas of our business activity:

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

The Formula Group

Formula is the parent company of subsidiaries and affiliates, which, as noted above, we refer to collectively (together with Formula) as the Formula Group. As of December 31, 2015, we held 90% of the shares of InSync, 50. 0% controlling interest Matrix, a 49.1% interest in Sapiens and a 46.4% interest in Magic Software through our equity holdings. As of December 31, 2015, we had the right to appoint a majority of the board of directors of Matrix through our equity holdings. In May 2016, we acquired a 50% interest in TSG. We provide our subsidiaries and our affiliated companies with our management, technical expertise and marketing experience to help them to penetrate their respective markets.

We direct the overall strategy of our subsidiaries and affiliated companies. While our subsidiaries and affiliated companies each have independent management, we monitor the growth of our subsidiaries and affiliated companies through our active involvement in the following matters:

•	strategic planning;

•	marketing policies;

•	senior management recruitment;

•	investment and budget policy;

•	financing policies; and

•	overall ongoing monitoring of our subsidiaries’ and affiliated company’s performance.

We promote the synergy and cooperation among our subsidiaries and affiliated companies by encouraging the following:

•	transfer of technology and expertise;

•	leveling of human resources demand;

•	combining skills for specific projects;

•	formation of critical mass for large projects; and

•	marketing and selling the Formula Group’s products and services to its collective customer base.

We, through our subsidiaries and affiliated companies, offer a wide range of integrated IT software solutions and services, including the implementation and integration projects of computing and software, outsourcing, project management software, software development, outsourcing, IT managed services, software testing and QA, and software services, depending on specific needs of the customer and depending on the subject expertise necessary professional all case by case basis, and design, develop and market proprietary software solutions for sale in selected niche markets, both in Israel and worldwide.

Our Subsidiaries

Matrix

Matrix IT Ltd. is one of Israel’s leading integration and information technology services companies. Matrix employs approximately 7,650 software, hardware, integration and training personnel, which provide advanced IT services to hundreds of customers in the Israeli market. Matrix also markets in Israel software and hardware products manufactured by a broad range of international manufacturers.

The solutions, services and products supplied by Matrix are designed to improve Matrix’s customers’ competitive capabilities, by providing a response to their unique IT needs in all levels of their operations.

Areas of Operation

As of April 30, 2016, Matrix reported on four principal areas of operations, reporting its U.S and Israeli Software solutions and services under one operating segment. Following Matrix management decision to target the U.S market for expanding Matrix operations separately from its operations in the Israeli market, it was management decision to split this activity to a separate operating segment and as of the date of this report Matrix operates through its directly and indirectly held subsidiaries in the following principal areas

-	Software solutions and services - Israel.
-	Software solutions and services – United States.
-	Software product marketing and support.
-	Computer infrastructure and integration solutions.
-	Learning and integration.

Software solutions and services - Israel: Matrix’s primary activities in this area include development of software systems and service, including integration projects of systems and software, outsourcing, management of software projects, testing of developed technology, quality assurance and software services. The scope of work invested in each element varies from one customer to the other.

Software solutions and services – United States: Matrix provides solutions and expert services in the area of governance risk and compliance (“GRC”), including activities in the following areas: risk management, fraud management, anti-money laundering, and regulatory compliance security in these areas. Matrix also provides solutions and technological services in the areas of portals, BI, DBA, CRM and EIM.

Software product marketing and support: Matrix activities in this area include marketing and support for various software products (mainly originated outside of Israel) and providing professional support for these products to customers, including marketing and support of products.

Computer infrastructure and integration solutions: Matrix activities in this area consist of: (1) providing computer and telecommunication infrastructure solutions; (2) selling and marketing personal computers, portable computers, Intel servers, peripheral equipment, operating systems, servers and workstations to business customers; and (3) selling and marketing cloud based solutions (under the “CloudZone” division).

Learning and integration: Matrix’s activities in this area consist of operating a network of training centers which provide advances courses for high-tech professionals, courses for developers and professional training, and soft skills and management training, and providing training and instructions with respect to computer systems.

Matrix provides solutions, services and products primarily to the following market sectors (or verticals): banking, finance and insurance, commerce, manufacturing and high-tech, government, defense telecommunications, healthcare and the public and security forces sector.

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

In addition to the five sector-based areas of operations, Matrix operates three horizontal divisions providing specialist services for all of the different sectors of operations as follows:

•   Expertise centers – Matrix operates about 20 “expertise centers” (“Centers of Excellence”), in areas such as: Service Oriented Architecture (SOA), Mobility (Mobile Technology), Customer Relations Management (CRM), Enterprise Resource Planning (ERP), eXtended Relationship Management (XRM), Cloud Computing, Digital, User Experience, Open Source, Security & Cyber, Big data, Analytical BI, and DevOps. These expertise centers are based on business vertical concept, which is targeted to yield significant added value to the company’s customers, including: group of professionals that are focused and have expertise in the related technologies, hands-on experience and expertise in the related technologies, methodologies, and best practices; and

•   A strategic consulting center that provides customers with diverse consultation services on topics such as organization, strategy, business development and technological development.

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

Matrix’s customers include large and medium size enterprises in Israel, including commercial banks, loan and mortgage banks, telecommunications services providers, cellular operators, credit card companies, leasing companies, insurance companies, security agencies, hi-tech companies and startups, the Israeli Defense Forces and government ministries and public agencies and media and publishing entities. Approximately 60% of Matrix customers in the software solutions and services business segment are in business relations with it for more than ten years and 25% of them are between five to ten years.

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

Our Affiliated Companies

Sapiens

Sapiens International Corporation N.V. is a leading global provider of software solutions for the insurance industry, with emerging growing presence in the financial services sector. Sapiens’ robust expertise in the insurance industry is reflected in its innovative software solutions for providers of Property & Casualty/General Insurance, or P&C, and Life, Annuities & Pensions, & Annuities, enabling our customers to manage their core business functions, including policy administration, claims management and billing. Sapiens also supply core record-keeping software solutions for providers of Retirement Services and Reinsurance. Additionally, Sapiens offers a platform that enables its customers to quickly deploy business logic and comply with policies and regulations across their organizations. . Sapiens’ solutions enable customers to respond to the rapidly-evolving market needs and regulatory changes, while improving the efficiency of their core operations, thereby increasing revenues and reducing costs. Sapiens also offers services to insurance providers and financial institutions around the globe, including consulting, migration, project delivery and implementation of our solutions.

Sapiens operates in the traditional core insurance and financial services markets. Its history of working closely with insurance and financial services providers results in a deep understanding of these markets and their needs. Its target market includes both insurance carriers using legacy systems and those using new technologies and financial services providers.

Sapiens offering is comprised primarily of (1) software solutions for the insurance industry with a growing presence in the financial services sector and (2) global services including project delivery and implementation of its solutions.

Sapiens offers its insurance customers a range of packaged software solutions that are:

•	Comprehensive and function-rich, supporting generic insurance standards, regulations and processes by providing field-proven functionality and best practices.
•	Customizable to easily match our customers’ specific business requirements. Sapiens’ flexible architecture and configurable structure allows quick functionality augmentation that permits its platform to be used across different markets, unique business requirements and regulatory regimes, utilizing its knowledge and extensive insurance best practices.
•	Service-oriented architecture (“SOA”)-based to provide easy integration to any external application under any technology, allowing streamlined connectivity to all satellite applications and enhancing the digital experience and omni-channel distribution (while maintaining total platform independence and system reliability).
•	Component-based and scalable, allowing customers to deploy the solutions in a phased and modular approach, reducing risk and destruction to the business, while supporting the growth plans and cost efficiency of the organization.

Sapiens’ packaged software solutions enable:

•	Rapid deployment of new insurance products, via configurable software, which creates a competitive advantage in all of the insurance markets served by Sapiens.
•	Improvement of operational efficiency and reduction of risk, by providing full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices and simple integration and maintenance.
•	Reduction of overhead for IT maintenance through easy-to-integrate solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.

•	Enhanced omni-channel distribution and focus on the customers, through event-driven architecture, proactive client management approach, rapid access to all levels of data and a holistic view of clients and distributors.
•	Various deployment models – from an on-premise deployment approach to cloud and hosted solutions.
•	Support of digitalization – digitalization holds massive potential for financial services institutions and insurers, but only if they manage to efficiently digitalize their operations, support omni-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices.

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

Sapiens Life, Pension & Annuity Solutions

Sapiens ALIS for Life, Pension and Annuities: Sapiens ALIS is a comprehensive software solution for individual, group and worksite insurance products. ALIS provides comprehensive support for the complete policy lifecycle of all life insurance products from quotation and illustrations, through underwriting, insurance billing and servicing up to the claims management and exit processing.

Sapiens ALIS is a modular system and its functional components include all the components necessary for L&P insurers to manage their business. Sapiens ALIS allows insurance carriers to manage their entire core business on a single platform and to integrate Sapiens ALIS with other systems for the completion of a specific activity or domain.

Sapiens Retirement Services: Leveraging on Sapiens ALIS, Sapiens has also developed Sapiens Retirement: a modern, end-to-end packaged software solution for record-keeping management for defined contribution record-keeping providers. Sapiens Retirement Services Platform is a next-generation, defined contribution, retirement services platform that enables record-keepers to secure and retain profitable plans by offering the efficiency, flexibility and end-to-end governance required for success in today’s market. Designed by leading industry experts, Sapiens Retirement Services supports a wide range of plan types – 401(k), 403(b) and 457 – from micro to mega plans, and the associated plan variations, including ERISA, Non-ERISA, Safe Harbor, Taft Hartley and others.

Sapiens Closed Books: Sapiens Closed Books is a solution for life and pension insurance companies that enables them to efficiently and more effectively administer policies and claims relating to closed books of business (products that are no longer open to new business, but must still be administered).

Sapiens TOPAZ: Sapiens TOPAZ is offered uniquely in the Israeli market, enabling life and pension carriers in Israel to handle a wide range of activities and regulations that are unique to the Israeli market.

Sapiens Property & Casualty/General Insurance Solutions

Sapiens IDIT: Sapiens IDIT is a component-based software solution, addressing the specific needs of general insurance carriers for traditional insurance, direct insurance, bancassurance and brokers markets, primarily in Europe and Asia-Pacific.

Sapiens IDIT integrates multiple front office and back office processes, including insurance product design, policy administration, underwriting, call center and remote users and partners, backed by fully secured internet-based capabilities. Sapiens IDIT provides a full set of components to support insurance carriers’ core operations lifecycle – from inception, to renewal and claims. The solution includes modular software components that can be customized to match specific insurance business requirements, while providing pre-configured functionality

Sapiens Insight. Insight for P&C is a software solution used by carriers that works on IBM System z (mainframe) and System i platforms. Insight for P&C has been customized to meet specific business demands at the insurer level and regulatory needs at the state level.

Sapiens Reinsurance is a comprehensive business and accounting solution designed to support the entire range of reinsurance contracts and activities, both ceded and assumed, for all lines of business. This software product provides both insurers and reinsurers superior handling of all reinsurance activities and in-depth accounting functionality on a single platform. By incorporating fully automated functions adapted conveniently for its customers’ business procedures, Sapiens Reinsurance provides flexible and full financial control of its customers’ reinsurance processes, including full support for all auditing requirements and statutory compliance..

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

Sapiens' Global Services

Sapiens’ services modernize and automate processes for insurance providers and financial institutions around the globe, helping to create greater organizational efficiencies, reduce costs and provide a better end user experience. Built on a solid foundation of insurance domain expertise, proven technology and a heritage of successful deployments, Sapiens assists clients in identifying and eliminating IT barriers to achieve business objectives. Benefits include:

•	Project Delivery Experience. More than 30 years of field-proven project delivery of core system solutions, based on best practices and accumulated experience.

•	Customer Integration: Sapiens helps its customers deploy modern solutions, while expertly integrating these solutions with their legacy environments that must be supported.
•	Global Presence: Insurance and technology domain experts are available worldwide to provide professional services.

Sapiens’ service teams possess strong technology skills and industry expertise. The level of service and business understanding they provide contributes to the long term success of its customers. This helps Sapiens develop strategic relationships with its customers, enhances information exchange and deepens its understanding of the needs of companies within the industry.

Through its service teams, Sapiens provides a wide scope of services and consultancy around its core solutions, both in the stage of the initial project implementation stage, as well as ongoing additional services. Many of its customers also use its services and expertise on an ongoing basis to assist them with various aspects of daily maintenance, ongoing system administration and the addition of new solution enhancements.

In addition, most of Sapiens’ clients elect to enter into an ongoing maintenance and support contract with Sapiens. The terms of such a contract are usually twelve months and are renewed every year. A maintenance contract entitles the customer to technology upgrades (when made generally available) and technical support. Sapiens also offers introductory and advanced classes and training programs available at its offices and customer sites.

Sapiens also partners with several system integration consulting firms to achieve scalable, cost-effective implementations for our customers. Sapiens has developed an efficient, repeatable methodology that is closely aligned with the unique capabilities of its solutions.

Sales and Marketing

Sapiens sales channel is direct sales, with a small portion of partner sales. Sapiens sales team is located at its regional offices in North America, the United Kingdom, Belgium, France, Israel, Australia, India, Poland and Japan. The direct sales force is geared to large organizations within the insurance and financial services industry.

In 2015, we continued to significantly invest in Sapiens target regions – North America, UK and Europe – and our sales, presales, domain experts and marketing personnel. We anticipate that our sales team will leverage their proximity to customers and prospective clients to drive more business, and offer our services across our target markets.

Sapiens account managers have been focused on building ongoing relationships with existing customers, to maintain a high level of customer satisfaction and identify up-selling opportunities within these organizations. We believe that a high level of post-contract customer support is important to Sapiens continued success. In addition, Sapiens employs a team of technical specialists who provide a full range of maintenance and support services to Sapiens customers to help them fully exploit the capabilities of its solutions.

As part of Sapiens sales process, Sapiens typically sells a package that includes license, implementation, customization and integration services, and training services. All of Sapiens clients for whom it has deployed its solutions elect to enter into an ongoing maintenance and support contract with us. We aim to expand our distribution model to include more channel partners and system integrators, but we intend to maintain the direct sales model as our prime distribution channel.

We attend major industry trade shows to improve Sapiens visibility and market recognition. Additionally, we host client conferences – such as our annual Sapiens Client Conference, which took place in Gouvieux, France in October 2015 – that are intended to strengthen our relationships with our existing customer base.

Sapiens also invests in its working relationships and advisory services within the global industry-analyst community.

Sapiens works together with standards providers – such as ACORD, MISMO and SPARK – to further enrich Sapiens’ offerings and provide its customers with comprehensive and innovative solutions that address the entire breadth of their business needs.

Magic Software

Magic Software Enterprises Ltd. is a global provider of proprietary application development and business process integration platforms, selected vertical software solutions and related professional services, as well as a vendor of IT professional and outsourcing services. Magic Software’s software technology is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, Magic Software’s technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. With respect to IT outsourcing services, Magic Software offers a complete portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting, planning and implementation services, support services and supplemental outsourcing services. In addition, Magic Software offers a variety of proprietary comprehensive packaged software solutions through certain of its subsidiaries for (i) revenue management and monetization solutions in mobile, wireline, broadband and MVNO/E, (ii) management system of both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods, special handling, track and trace, security to billing; (iii) human capital management, or HCM, solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making and (iv) a comprehensive system for managing broadcast channels in the area of TV broadcast management through cloud-based on demand service or on premise solutions.

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

Magic Software’s software platforms consist of:

•	Magic xpa, an application platform for developing and deploying business applications,
•	AppBuilder Application Platform, an application platform for building, deploying, and maintaining high-end, mainframe-grade business applications and;
•	Magic xpi, a platform for application integration.

These software solutions enable Magic Software customers to improve their business performance and return on investment by supporting the cost-effective and rapid delivery and integration of business applications, systems and databases. Using its products, enterprises and MSPs can achieve fast time-to-market by rapidly building integrated solutions and deploying them in multiple environments while leveraging existing IT resources. In addition, Magic Software’s software solutions are scalable and platform-agnostic, enabling its customers to build software applications by specifying their business logic requirements in a high-level language rather than in computer code, and to benefit from seamless platform upgrades and cross-platform functionality without the need to re-write their applications. Magic Software’s platforms also support the development of mobile applications that can be deployed on a variety of smartphones and tablets, and in a cloud environment. In addition, Magic Software continuously evolves its platforms to include the latest technologies to meet the demands of its customers and the markets in which they operate.

Magic Software’s software solutions enable enterprises to accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications that can be rapidly customized to meet current and future needs. Magic Software’s software solutions and professional services empower customers to dramatically improve their business performance and return on investment by enabling the cost-effective and rapid delivery, integration and mobilization of business applications, systems and databases. Magic Software’s technology and solutions are especially in demand when time-to-market considerations are critical, budgets are tight, and integration is required with multiple platforms or applications, databases or existing systems and business processes, as well as for the RIA and SaaS applications. Magic Software’s technology also provides the option to deploy its software capabilities in the cloud, hosted in a web services cloud computing environment. We believe these capabilities provide organizations with a faster deployment path and lower total cost of ownership. Magic Software’s technology also allows developers to stage multiple applications before going live in production.

Development communities are facing high complexity, cost and extended pay-back periods in order to deliver cloud, RIAs, mobile and SaaS applications. Magic xpa, AppBuilder and Magic xpi provide MSPs with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and speed time-to-market. Our solutions are comprehensive and industry proven. These technologies can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application renovation and process automation solutions, to enterprise spanning SOA migrations and composite applications initiatives. Unlike most competing platforms, we offer a coherent and unified toolset based on the same proven metadata driven and rules-based declarative technology. Metadata platforms consist of pre-compiled and pre-written technical and administrative functions, which are essentially ready-made business application coding that enables developers to bypass the intensive technical code-writing stage of application development and integration, concentrate on building the correct logic for their apps and move quickly and efficiently to deployment. Through the use of metadata-driven platforms such as Magic xpa, AppBuilder and Magic xpi, software vendors and enterprise customers can experience unprecedented cost savings through fast and easy implementation and reduced project risk.

Magic Software’s vertical software solutions include:

•	Leap™, a proprietary comprehensive core software solution for BSS, including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications, content, and other industries;
•	Hermes Solution, a proprietary comprehensive core software solution for both hubs and traditional air cargo ground handling operations;
•	HR Pulse, a customizable single-tenant SaaS tool that helps organizations to monitor employee performance, progress and potential through a menu of templates that can create new HCM solutions, complement existing processes, and/or integrate with legacy HR systems already in use by organizations, and
•	MBS Solution, a proprietary comprehensive core system for managing TV broadcast channels.

Magic Software Platforms

•	Magic xpa Application Platform, Magic Software’s metadata driven application platform, provides a simple, code-free and cost-effective development and deployment environment that lets organizations and MSPs quickly create user-friendly, enterprise-grade, multi-channel mobile and desktop business apps that employ the latest advanced functionalities and technologies.

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

In May 2015, Magic Software released Magic xpa 3.0, an improved version of our application platform including high performance In-Memory Data Grid architecture, an enhanced Visual Studio-based development environment, powerful new mobile development capabilities and support for Big Data and Fast Data by enabling users to stream application data to an in-memory space.

In March 2016, Magic Software released Magic xpa version 3.1, the latest version of its Magic xpa Application Platform, incorporating feedback from the field to bring its customers additional value in terms of simplifying app modernization, accelerating enterprise mobile app development and maximizing end user adoption, This latest release includes end user customization capabilities, an enhanced user interface, or UI, and a new Upgrade Manager. With enterprise apps increasingly critical to companies’ digital transformation success, Magic xpa’s powerful and highly productive environment can provide an important competitive edge. With its advanced personalization capabilities, improved usability and a new automated Upgrade Manager, Magic xpa 3.1 makes it easier than ever for Magic Software’s large customer base to modernize and extend capabilities of their existing apps with less effort and risk.

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

In April 2015, AppBuilder launched a next-generation HTML5 development tool. AppBuilderHTML5 enables AppBuilder’s enterprise customers to easily turn their large-scale client/server business applications into fully functional browser-based apps.

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

In December 2014, Magic Software released Magic xpi 4.1 incorporating feedback from the field to bring its customers a lot of additional value in terms of redundancy, reliability, stability, performance, and monitoring. For example, users can now define an alternate host for the server to work with, if the main host is unavailable or if the startup procedure on the main host fails. Magic Software also added a new mechanism to rebalance the Space partitions so that the primary partition and its backup will not run on the same machine when they are deployed on a clustered environment.

Vertical-software solutions

•	Leap. Magic Software markets Leap™ through its FTS subsidiary, which has over 18 years of BSS experience, based on dozens of projects delivered to customers in over 40 countries. Magic Software implements revenue management and monetization solutions in mobile, wireline, broadband, MVNO/E, payments, e-commerce, M2M / Internet of Things, mobile money, cable, cloud and content markets under the brand name of Leap™.

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

FTS targets mid to lower level tier service providers, supporting their BSS needs with end-to-end, turnkey billing and other BSS projects. In addition, FTS offers upper-tiers of service providers with BSS and monetization solutions for specific needs, including policy control and charging solutions, M2M billing, billing for content services, MVNE/MVNO billing, mobile money software solutions, payment and mobile payment solutions and others.

FTS’s solutions are delivered via cloud, on-premises or in a fully managed-services mode and are backed by FTS’s Israel and Bulgaria-based experienced professional services support team.

During 2015, FTS improved its position in Gartner’s Magic Quadrant for Integrated Revenue and Customer Management which assesses vendors on ‘Completeness of vision’ and ‘Ability to execute’. FTS’ position improved in the niche quadrant in both dimensions this year. To determine its positioning, Gartner evaluated FTS’ convergent billing, charging, policy control and partner management solutions for the telecom, IoT, MVNO, mobile money and payments industries.

•	HR Pulse. HR Pulse, which is now in its 10th release, is a proprietary platform that creates and customizes software applications for HCM, with the goal to combine technology with effective processes, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making, resulting in increased organizational efficiency and effectiveness. HR Pulse addresses four distinct functional areas with the ability to also work as one consolidated system:
▪	Performance and goal management
▪	Development management
▪	Talent management and succession planning
▪	Compensation and merit review

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

•	Hermes. Hermes is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling stations, or GHA, encompassing all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods, special handling, track and trace, security to billing. Over the last 10 years the Hermes system has been implemented in over 70 terminals globally in all five continents, providing efficiency and accuracy in connection with the handling of more than 5 million tons of freight annually. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. Customers include independent ground handlers, airlines with a cargo arm or hubs belonging to one airline or those catering to a number of airlines transiting cargo to additional destinations. The Hermes solution is delivered on a licensed or fully hosted basis.

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

Services/ Professional Services.

IT Services. Magic Software’s IT services offerings consist of a variety of professional services that can be grouped into integration and other IT services. Magic Software’s integration services include:

•	Infrastructure analysis, design and delivery - management of complex, tailor-made projects and telecom infrastructure projects in wireless and wire-line as well as IT consulting services, mainly for the defense and public sectors.
•	Technology consulting and implementation services - planning and execution of end-to-end, large-scale, complex solutions in networking, cyber security, command & control and high performance transaction systems.
•	Application development – Magic Software specializes in end-to-end projects that feature an array of technologies, from development and implementation of concepts for startups to overall responsibility for the development of systems for large enterprises. Magic Software’s development services include development of on-premise, mobile and cloud applications as well as Embedded and real time software development.

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

Sales and Marketing.

Magic Software sells its solutions globally through its own direct sales representatives and offices and through a broad sales distribution network, including independent country distributors, independent service vendors that use our technology to develop and sell solutions to their customers, and system integrators. Magic Software also offers software maintenance, support, training, and consulting services in connection with its products and vertical software solutions, thus aiding the successful implementation of projects and assuring successful operation of the platforms once installed. Magic Software sells its integration solutions to customers using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400), Oracle JD Edwards, Microsoft SharePoint, Microsoft Dynamics, SugarCRM or other eco-systems. As such, Magic Software enjoys a well-diversified client base across geographies and industries including oil & gas companies, telecommunications groups, financial institutions, industrial companies, public institutions and international agencies.

TSG

TSG is a global high technology company engaged in high-end technical solutions for protecting the safety of national borders, improving data gathering mechanisms, and enhancing communications channels for military, homeland security and civilian organizations.

TSG operates primarily in the defense and homeland security arenas. The nature of military and homeland security actions in recent years, including low intensity conflicts and ongoing terrorist activities, as well as budgetary pressures to focus on leaner but more technically advanced forces, have caused a shift in the defense and homeland security priorities for many of TSG’s major customers. As a result TSG believes there is a continued demand in the areas of command, control, communications, computer and intelligence (C4I) systems, intelligence, surveillance and reconnaissance (ISR) systems, intelligence gathering systems, border and perimeter security systems, cyber-defense systems. There is also a continuing demand for cost effective logistic support and training and simulation services. TSG believes that its synergistic approach of finding solutions that combine elements of its various activities positions it to meet evolving customer requirements in many of these areas.

TSG tailors and adapts its technologies, integration skills, market knowledge and operationally-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced technologies, TSG provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited budgets.

TSG markets its systems and products either as a prime contractor or as a subcontractor to various governments and defense and homeland security contractors worldwide. In Israel, TSG sells its defense, intelligence and homeland security systems and products mainly to the IMOD, which procures all equipment for the Israeli Defense Force (IDF).

TSG’s offerings include:

Command & Control Solutions

TSG offers sophisticated and innovative command and control solutions that support military and civilian sectors on land, air and sea. TSG provides a variety of Command & Control solutions ranging from strategic battlefield management to tactical and special operations forces. TSG systems cover all echelons of management, from national and regional levels down to the operational and tactical levels. Its systems are field proven and used by military forces, security services and public safety organizations worldwide.

Intelligence, Surveillance and Knowledge Management Solutions

TSG Intelligence solutions for security agencies and defense forces meet the demand for accurate and timely intelligence, based on multiple sources and sensors. TSG unique technologies cover the entire life-cycle of intelligence from acquisition to fusion, analysis, distribution, target management and more. TSG’s Knowledge Management solutions provide public sector bodies with the capacity to effectively manage their organizational data, support decision making and follow-up.

Telecommunication & IT Management Solutions

TSG has extensive experience in developing and integrating telecommunications and IT solutions and tools such as Operations Support Systems (OSS), Contact Centers, Back Office Optimization and Value-Added Services (VAS) that are tailored to meet the requirements of multiple applications. Leveraging deep know-how in telecommunications, TSG provides wide-ranging offering suitable for public and private sector organizations.

Cyber Security Solutions & Services:

TSG provides cutting-edge security services and solutions to government and private sectors including secure critical infrastructure and financial institutions in cyber space. TSG cyber solutions, Cyber Security Center (CSC), Security Training, Security Investigations and Security Engineering support the establishment of a safe, secure and reliable work environment and cover, among other things, Security Engineering, Digital Forensics, Computer emergency response teams (CERT), Mobile Security, and Training.

Homeland Security Solutions (HLS)

TSG's field proven homeland security solutions maximize safety and security while minimizing threats. TSG provide its clients with paramount technologies ranging from emergency management and Chemical, biological, radiological and nuclear defense (CBRN) systems, to rescue & special operations and smart and safe city solutions.

Supporting Tools:

TSG offers a variety of supporting system and solutions, providing dynamic and customizable field proven applications for in the following verticals:

•	Facility Management
•	Recording and Debriefing systems

•	Trainers and Simulators
•	Mapping Engines

Revenues Distribution Among Operating Segments

The following table summarizes our consolidated revenues generated by each of our directly held subsidiaries. Sapiens revenues reflect for 2013, for the period ending on November 19, 2013, the date on which Formula’s percentage interest in Sapiens decreased to under 50%, resulting in the deconsolidation of Sapiens’ results, for 2014, the period starting on December 23, 2014, the date on which Formula regained its controlling interest in Sapiens and for 2015, the period beginning on January 1, 2015 and ending on September 30, 2015, the date on which Formula’s percentage interest in Sapiens again decreased to under 50%. Magic Software’s revenues reflect all of the revenues of Magic Software for 2013 and, for 2014, the period ending on March 5, 2014, the date on which Formula’s interest in Magic Software decreased to under 50%, resulting in the deconsolidation of Magic Software’s results.

	Year ended December 31,
	2013	2014	2015
	(U.S. dollars in thousands)
Matrix	$533,922	$586,333	$584,031
Sapiens	117,281	-	136,605
Magic Software	144,678	27,299	-
InSync	-	22,785	29,919

Total	795,881	636,417	750,555

Geographical Distribution of Revenues

The following table summarizes our revenues classified by geographic regions of our customers, for the periods indicated:

	Year ended December 31,
	2013	2014	2015
	(U.S. dollars in thousands)
Israel	$526,179	$531,193	$527,628
International:
United States	155,002	87,270	144,489
Europe	84,864	14,576	63,347
Other	29,836	3,378	15,091

Total	795,881	636,417	750,555

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

Matrix’s principal competitors in the domestic Israeli market are Israeli IT services companies and systems integrators, the largest of which are One-1, Taldor Computer Systems, Malam-Team, Hilan Ltd. (including its subsidiary Ness A.T Ltd.), IBM Israel, HP Israel, Aman, the Elad Group, Yael, SQLink, Emet, LogOn, HMS and OfficeSoft. Matrix’s competitors in the United States market include IBM, Accenture and the Big-4 accounting firms. Matrix’s international competitors in the Israeli marketplace include Microsoft, IBM, HP, Oracle and CA. These international competitors often use local subcontractors to provide personnel for contracts performed in Israel. Most of these international entities are also business partners of Matrix. Matrix competitors with respect to training are the training centers of Ness Technologies, IITC, HackerU and Sela.

Sapiens’ competitors in the market for insurance solutions differ based on the size, geography and line of business in which it operates. Some of its competitors offer a full suite of services, while others only offer one module; some operate in specific (domestic) geographies, while others operate on a global basis. In addition, delivery models vary, with some competitors keeping delivery in-house, or using IT outsourcing (ITO) or business process outsourcing (BPO).

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

With respect to Sapiens DECISION, we believe that Sapiens is a considered a pioneer in this innovative, disruptive market landscape. Since the introduction of Sapiens innovative approach to enterprise architecture to the market, Sapiens has identified only a small number of potential competitors.

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

The telecom BSS domain in which Magic Software operates through its wholly owned FTS subsidiary is a highly competitive market in which FTS competes based on product quality, service quality, timeliness in delivery and pricing. Within the global billing, charging and policy control market, FTS principally competes against global IT providers and the in-house IT departments of telecommunications operators. Among the competitors focused on this market are Amdocs, Ericsson, Comverse, NetCracker Technology, CSG Systems, Redknee Solutions and Oracle Communications.

There are also a number of smaller or regional telecom BSS competitors who compete on a regional or domestic market level. These tend to be smaller players, and may include companies such as Comarch, Mind CTI, Tecnotree, Cerillion, Openet and Elitcore, among others.

Seasonality

Even though not reflected in our financial results, traditionally, the first and third quarters of the fiscal year have tended to be slower quarters for some of our subsidiaries and our affiliated companies and the industries in which they operate. The first quarter usually reflects a decline following a highly active fourth quarter during which companies seek to complete transactions and projects and utilize budgets before the end of the fiscal year. The relatively slower third quarter reflects reduced activities during the summer months in many of the regions where our customers are located. In addition, our quarterly results are also influenced by the number of working days in each period. In Israel, for example, during the Jewish holidays period (typically at the end of the third quarter and beginning of the fourth quarter or at the end of the first quarter and beginning of the second quarter), when the number of working days is lower, we tend to see a decrease in our revenues which may impact our quarterly results. In 2015, the second and third quarters were negatively impacted by the reduced billable hours as a result of the Jewish holiday periods while the fourth quarter was significantly stronger. In 2016, we expect seasonality due to the Jewish holiday periods to impact the second and fourth quarters.

Raw Materials

Generally we are not dependent on raw materials or on a single source of supply. We manage our inventory according to project requirements. In some projects, specific major subcontractors are designated by the customer. Raw materials used by us are generally available from a range of suppliers internationally, and the prices of such materials are generally not subject to significant volatility.

Software Development

The software industry is generally characterized by rapid technological developments, evolving industry standards and customer requirements, and frequent innovations. In order to maintain technological leadership, we engage in ongoing software development activity through our subsidiaries and affiliated companies, aimed both at introducing new commercially viable products addressing the needs of our customers on a timely basis, as well as enhancing and customizing existing products and services. This effort includes introducing new supported programming languages and database management systems; improving functionality and flexibility; and enhancing ease of use. We work closely with current and potential end-users, our strategic partners and leaders in certain industry segments to identify market needs and define appropriate product enhancements and specifications.

Intellectual Property Rights

Sapiens holds one patent and one patent application relating to decision management technology used in the Sapiens Decision solution. We do not otherwise hold any patents and rely upon a combination of trade secret, copyright and trademark laws and non-disclosure agreements, to protect our proprietary know-how. Our proprietary technology incorporates processes, methods, algorithms and software that we believe are not easily copied. Despite these precautions, it may be possible for unauthorized third parties to copy aspects of our products or to obtain and use information that we regard as proprietary. We believe that, because of the rapid pace of technological change in the industry generally, patent and copyright protection are less significant to our competitive position than factors such as the knowledge, ability and experience of our personnel, new product development and ongoing product maintenance and support.

With respect to our defense sector activities, The IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, a majority of TSG’s revenues in 2015 was dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli government funds research and development, it usually acquires rights to data and inventions. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the product is purchased without development effort, we normally retain the principal rights to the technology. Subject to applicable law, regulations and contract requirements, TSG attempts to maintain its intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

Regulatory Impact

The global financial services industry served by both Sapiens and Matrix is heavily subject to government and market regulation, which is constantly changing. Financial services companies must comply with regulations such as the Sarbanes-Oxley Act, Solvency II, Retail Distribution Review (known as RDR) in the United Kingdom, the Dodd-Frank Act and other directives regarding transparency. In addition, many individual countries have increased supervision over local financial services companies. For example, in Europe, regulators have been very active, motivated by past financial crises and the need for pension restructuring. Distribution of insurance policies is being optimized with the increasing use of Bank Assurance (selling of insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Increased activity such as that in Europe would generally tend to have a positive impact on the demand for our software solutions and services; nevertheless, insurers are cautiously approaching spending increases, and while many companies have not taken proactive steps to replace their software solutions in recent years, many of them are now looking for innovative, modern replacements to meet the regulatory changes.

Matrix’s IT business is generally positively affected by regulatory reform and other regulatory changes with respect to banking, insurance and telecommunications in Israel, as such reforms and changes create demand for specific IT solutions, often in a set, short time frame. In particular, regulation on large financial institutions operating in the Israeli financial market is continuously increasing, as a means of reducing the risk associated with the activities of such financial institutions and increasing transparency. Israeli legislation passed in 2010 and 2011 increased the Israeli Securities Authority’s regulatory supervision over the offering of investment services and the ongoing administration of investment portfolios. This increased the demand for Matrix’s solutions for entities that became subject to such supervision. Banks’ entry into the sphere of offering advice with respect to pension, insurance and other financial products has also generated demand for Matrix’s IT solutions, given the increased supervision of the Israeli Securities Authority that is triggered by such activities, although the pace at which such demand has grown has been relatively slower. Enhanced disclosure requirements for banks and financial institutions in the Israeli market such as the new adjustments published with respect to the required capital liquidity of Banks in Israel following the Basel III guidelines have also been generating demand for new IT solutions that Matrix offers. Matrix’s business is also affected by changes in regulations of the US Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Commodity Futures Trading Commission, the National Futures Association, the Federal Energy Regulatory Commission, with respect to requirements relating to Know Your Customer, Customer Identification Programs, Anti-Money Laundering and Fraud Prevention.

With respect to our defense sector activities, we operate under laws, regulations and administrative rules governing defense and other government contracts, mainly in Israel. Some of these carry major penalty provisions for non-compliance, including disqualification from participating in future contracts. In addition, our participation in governmental procurement processes in Israel, the United States and other countries is subject to specific regulations governing the conduct of the process of procuring defense and homeland security contracts.

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. Subject to certain exemptions, a license is required to initiate marketing activities. We also must receive a specific export license for defense related hardware, software and technology exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market).

Procurement Regulations. Solicitations for procurements by governmental purchasing agencies in Israel, the United States and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest, corruption, human trafficking and conflict minerals in the procurement process. Such regulations also include provisions relating to information assurance and for the avoidance of counterfeit parts in the supply chain.

Civil Aviation Regulations. Several of the products sold by TSG for commercial aviation applications are subject to flight safety and airworthiness standards of the U.S. Federal Aviation Administration (FAA) and similar civil aviation authorities in Israel, Europe and other countries.

Buy-Back. As part of their standard contractual requirements for defense programs, several of our customers may include “buy-back” or “offset” provisions. These provisions are typically obligations to make, or to facilitate third parties to make, various specified transactions in the customer’s country, such as procurement of defense and commercial related products, investment in the local economy and transfer of know-how.

Magic Software’s business has not been impacted to a material extent by government regulations.

C.	Organizational Structure

Formula is the parent company of the Formula Group.

The following table presents certain information regarding the control and ownership of our directly held investments in subsidiaries and affiliates, as of April 30, 2016.

Subsidiaries and affiliates	Country of Incorporation	Percentage of Ownership
Matrix IT Ltd.	Israel	50.04%

Sapiens International Corporation N.V.	Curaçao	48.96	%(1)

InSync Staffing Solutions, Inc.	Delaware	90.09%

Magic Software Enterprises Ltd.	Israel	47.27%

TSG IT Advanced Systems Ltd.	Israel	50.00%

(1)	Formula has received a proxy from the Chief Executive Officer of Sapiens with respect to his common shares of Sapiens, which results in Formula having voting control over 50.6% of Sapiens common shares.

The common shares of Sapiens and the ordinary shares of Magic Software are traded on the NASDAQ Capital Market and the NASDAQ Global Select Market and on, respectively and on the TASE, and the ordinary shares of Matrix are traded on the TASE.

D.	Property, Plants and Equipment

Our corporate headquarters, as well as the headquarters and principal administrative, finance, sales, marketing and research and development office of Magic Software, are located in Or-Yehuda, Israel, a suburb of Tel Aviv. Magic Software leases its and our office space, constituting approximately 23,841 square feet, under a lease which expires in December 2016. Magic Software has an option to terminate the lease agreement upon six months prior written notice. In addition, Magic Software leases office space in the United States, Europe, Asia and South Africa. In 2015, Magic Software rent costs totaled $2.0 million, in the aggregate, for all of its leased offices.

Matrix leases approximately 516,000 square feet of office space in Israel pursuant to leases which expiring primarily in three to four years. This includes Matrix’s facility in Herzliya, which serves as Matrix’s corporate headquarters. In addition, Matrix leases an aggregate of approximately 61,300 square feet of office space in locations outside of Israel. In the year ended December 31, 2015, Matrix rent costs totaled $16.2  million, in the aggregate, for all of its leased offices.

Sapiens leases office spaces in Israel, the United States, Canada, the United Kingdom, Belgium and Japan. The lease terms for the spaces that Sapiens currently occupies are generally five to eleven years. In Israel, based on Sapiens current occupancy, they lease approximately 135,200 square feet of office space; in the United States, approximately 9,100 square feet; in Canada, approximately 1,400 square feet; in the United Kingdom, approximately 17,700 square feet, in Belgium, approximately 2,100 square feet, in Japan, approximately 4,400 square feet, in India, approximately 21,800 square feet and in Poland, approximately 21,400 square feet. In 2015, Sapiens rent costs totaled $4.4 million, in the aggregate, for all of its leased offices. Sapiens corporate headquarters are located in Israel and its core research and development activities are performed at its offices across Israel. The lease at Sapiens headquarters in Holon, Israel is for an initial term ending in nine years and Sapiens holds an option to extend the term for additional five years.

We believe that our properties are adequate for our present use of them. If in the future we require additional space to accommodate our growth, we believe that we will be able to obtain such additional space without difficulty and at commercially reasonable prices.

As described in “Subsidiary Commitments” in Item 5.B below, while our subsidiaries and our affiliated companies have incurred liens on leased vehicles, leased equipment and other assets in favor of leasing companies, neither Formula nor any subsidiary has encumbered the real property that it uses in its operations.

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

As of December 31, 2015, we held a controlling interest in Matrix and InSync and a 49.1% interest in Sapiens and a 46.4% interest in Magic Software through our equity holdings. As of December 31, 2015, we had the right to appoint a majority of the board of directors of Matrix and InSync through our equity holdings. We provide our subsidiaries and our affiliated companies with our management, technical expertise and marketing experience to help them to penetrate their respective markets.

We consolidate the results of operations of our subsidiaries in which we hold a controlling interest. In the years ended December 31, 2013, 2014 and 2015, we consolidated the results of Matrix. In the years ended December 31, 2013, 2014 and 2015, excluding from November 19, 2013 until December 23, 2014 and from October 1, 2015 through December 31, 2015, for which periods Sapiens' results of operations were reflected in our results of operations using the equity method of accounting, we consolidated the results of Sapiens. We consolidated the results of operations of InSync following our acquisition of InSync on April 1, 2014. In the years ended December 31, 2013 and for the period beginning on January 1, 2014 through March 5, 2014, we consolidated the results of Magic Software. Thereafter, Magic Software’s results of operations were reflected in our results of operations using the equity method of accounting.

Except for providing our subsidiaries and our affiliated companies with our management, technical expertise and marketing experience to help them penetrate their respective markets, direct the overall strategy of our subsidiaries and affiliated companies and monitor the growth of our subsidiaries and affiliated companies through our active involvement, we do not conduct independent operations at our parent company level. Our operating results are, and have been, directly influenced by the consolidation and cessation of consolidation of our subsidiaries, which could cause significant fluctuations in our consolidated operating results. Consequently, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and you should not rely on these comparisons as indications of our future performance.

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

Our functional and reporting currency

The currency of the primary economic environment in which we operate is the dollar since most of our assets are denominated in dollars. The functional currencies of our subsidiaries are the NIS and the dollar. Formula has elected to use the dollar as its reporting currency for all years presented.

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

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

We derive our revenues primarily from the sale of information technology (or “IT”) services which also include: non-proprietary software products, including maintenance, integration and infrastructure, outsourcing, training and deployment. In addition, we generate revenues from licensing the rights to use our proprietary software, provision of related IT professional services (which may or may not be considered essential to the functionality of the software license), related maintenance and technical support, as well as implementation and post-implementation consulting services.

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

Maintenance and support includes annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis does not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered.

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

With respect to revenues that involve significant implementation and customization services to customer specific requirements and which are considered essential to the functionality of the product offered (for example, when we sell software licenses as part of an overall solution offered to a customer that combines the sale of software licenses which includes significant implementation that is considered essential to the functionality of the license) whether generated by fixed-price or time-and-materials contracts, we account for revenues for the services together with the software under contract, using the percentage-of-completion method in accordance with ASC 605-35, "Construction-Type and Production-Type Contracts". The percentage-of-completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion. This type of revenue is included in our Proprietary software products and related services and software services revenue streams.

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of each of December 31, 2014 and 2015, no estimated losses were identified.

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

Research and development costs incurred between completion of the detailed program design and the point at which the product is ready for general release are capitalized. Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 3-7 years). We assess the recoverability of our intangible assets on a regular basis by determining whether the amortization of the asset over its remaining economical useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2013 2014 and 2015, no  unrecoverable amounts were identified.

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

As of December 31, 2015, and following the deconsolidation of Sapiens on November 19, 2013 until December 23, 2014 and on September 30, 2015, the deconsolidation of Magic on March 5, 2014 and the consolidation of Insync on April 1, 2014, we operated through 6 reporting units. As of December 31, 2014, we operated through 9 reporting units.

We performed an annual impairment tests as of December 31 of each of 2013, 2014 and 2015 and did not identify  any impairment losses for any of our reporting units.

In 2014, since we have consolidated Sapiens on December 23, 2014, no impairment test was required. As of December 31, 2015, Sapiens was accounted for under the equity method.

Magic operates in two reporting units. We adopted the provisions of ASC 350, as amended, for Magic's reporting units, for its annual impairment test in 2013. This analysis determined that no indicators of impairment existed primarily because (1) Magic's market capitalization was consistently substantially in excess of its book value, (2) the reporting units’ overall financial performance has been stable or improving, and (3) forecasts of operating income and cash flows generated by the reporting units' appear sufficient to support the book values of the net assets of each reporting unit.

As of December 31, 2014 and 2015, Magic was accounted for under the equity method.

Matrix operates in five reporting units. In 2013, 2014 and 2015, we performed step one of the quantitative impairment test for each of Matrix's reporting units. We compared the fair value of the reporting units to the carrying value of net assets allocated to each of the reporting units. Since the fair value of each of the reporting units exceed the carrying value of the net assets allocated, to each of the reporting units, no further testing was required and no goodwill impairment was recorded.

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

As required by ASC 820, "Fair Value Measurements and disclosures" we apply assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups). During each of the years ended December 31, 2032, 2014 and 2015, no impairment was identified.

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

Income Taxes

We, our subsidiaries and our affiliates account for income taxes in accordance with ASC 740, “Income Taxes.” This codification prescribes the use of the “asset and liability” method, whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We, our subsidiaries and our affiliates provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

We, our subsidiaries and our affiliates utilize a two-step approach for recognizing and measuring uncertain tax positions accounted for in accordance with an amendment of ASC 740 “Income Taxes.” The first step, is to evaluate a tax position taken or expected to be taken in a tax return by determining whether the weight of available evidence indicates that it is more likely than not that, based on its technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (commutative basis) likely to be realized upon ultimate settlement with the tax authorities. We accrued interest and penalties related to unrecognized tax benefits in its provisions for income taxes.

Investments in affiliates

Affiliates are companies in which we have significant influence over the financial and operating policies without having control and that are not subsidiaries. Our investment therein is accounted for in our consolidated financial statements using the equity method.

Under the equity method, the investment in an affiliate is presented at cost with the addition of post-acquisition changes in our share of net assets, including other comprehensive income of the affiliate. Profits and losses resulting from transactions between us and our affiliates are eliminated to the extent of the interest in the affiliate. The equity method is applied until the loss of significant influence or classification as an asset held-for-sale.

We evaluate investments in equity investees, for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, we evaluate various indicators for other-than-temporary declines and evaluate financial information (e.g. share price in the market, budgets, business plans, financial statements, etc.).

As of December 31, 2015, the carrying amount of our investment in Magic Software exceeded its traded shares market value. In order to demonstrate that other-than-temporary impairment of the investee has not occurred, we considered the financial condition and near-term prospects of Magic Software as well as our intent and ability to retain our investment for a period of time sufficient to allow for any anticipated recovery in market value. In addition, we used the income approach, which utilizes a discounted cash flow model, to determine the fair value of Magic Software, based on which Magic Software's fair value exceeded its carrying amount by 11%, therefore, during 2015, no impairment loss was recognized.

Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. With respect to the assumptions used, management believes that reasonably possible changes in the key assumptions would not change our conclusion.

Our financial statements and the financial statements of our affiliates are prepared as of the same dates and periods. The accounting policies applied in the financial statements our affiliates are uniform and consistent with the policies applied in our financial statements.

Losses of an affiliate in amounts which exceed its equity are recognized by Formula to the extent of its investment in the affiliate plus any losses that Formula may incur as a result of a guarantee or other financial support provided in respect of the affiliate. For this purpose, the investment includes long-term receivables (such as loans granted) for which settlement is neither planned nor likely to occur in the foreseeable future.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The company is evaluating the potential impact of this pronouncement.

In November 2015, the FASB issued Accounting Standards Update 2015-17 (ASU 2015-17) Balance Sheet Classification of Deferred Taxes, which requires that deferred tax assets and deferred tax liabilities be classified as noncurrent in the balance sheet. ASU 2015-17 is effective for the interim and annual periods ending after December 15, 2016. Early adoption is permitted, and the Company adopted the provisions of ASU 2015-17 retrospectively as of December 31, 2015. As a result of the retrospective application, the Company reclassified on the consolidated balance sheets as of December 31, 2014 an amount of $ 5,164 of deferred tax assets from the current assets to the long-term assets as part of the Long term deferred tax asset and amount of $ 1,375 of deferred tax liabilities from the current liabilities to the long-term liabilities as part of the Long term deferred tax liability.

On May 28, 2014, the FASB completed its Revenue Recognition project by issuing ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The new guidance establishes the principles to report useful information to users of financial statements about the nature, timing, and uncertainty of revenue from contracts with customers. The new Revenue Recognition guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

A.	Operating Results

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

The following tables set forth certain data from our results of operations for the years ended December 31, 2014 and 2015, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included elsewhere in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

Sapiens results of operations reflect for 2014, the period starting on December 23, 2014, the date on which Formula regained its controlling interest in Sapiens. Magic Software’s results of operations for 2014 reflect Magic Software’s results of operations for the period beginning on January 1, 2014 and ending on March 5, 2014, the date on which Formula’s interest in Magic Software decreased below 50%, resulting in the deconsolidation of Magic Software’s results.

Statement of Income Data
(U.S. dollars, in thousands)

	Year ended December 31,
	2014	2015
Revenues	$636,417	$750,555
Cost of revenues	530,083	601,749
Gross profit	106,334	148,806
Operating expenses:
Research and development costs, net	787	7,488
Selling, marketing, general and administrative expenses	70,517	94,722
Other expenses (income), net	(5)	2
Total operating expenses	71,299	102,212
Operating income	35,035	46,594
Financial expenses, net	4,866	8,254
Income before taxes on income	30,169	38,340
Taxes on income	10,074	10,988
Equity in gains of affiliated companies, net	74,590	65,096
Net income	94,685	92,488
Net income attributable to redeemable non-controlling interests	154	255
Net income attributable to non-controlling interests	13,698	18,488
Net income attributable to Formula’s shareholders	$80,833	$73,705

Statement of Income Data as a Percentage of Revenues

	Year ended December 31,
	2014	2015
Revenues	100.0%	100%
Cost of revenues	83.3%	80.2%
Gross profit	16.7%	19.8%
Operating expenses:
Research and development, net	0.1%	1.0%
Selling, marketing, general and administrative	11.1%	12.6%
Other expenses (income), net	(0.0)%	(0.0)%
Total operating expenses	11.2%	13.6%
Operating income	5.5%	6.2%
Financial expenses, net	0.7%	1.1%
Income before taxes on income	4.8%	5.1%
Taxes on income	1.6%	1.5%
Equity in gains of affiliated companies, net	11.7%	8.7%
Net income	14.9%	12.3%
Change in redeemable non-controlling interests	0.0%	0.0%
Net income attributable to non-controlling interests	2.2%	2.5%
Net income attributable to Formula’s shareholders	12.7%	9.8%

Revenues. Revenues in 2015 increased by 18%, from $ 636.4 million in 2014 to $ 750.6 million in 2015. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services decreased by (1.8%), from $ 625.3 million in 2014 to $ 614.0 million in 2015, and revenues from the sale of our proprietary software products and related services increased by 1,127%, from $ 11.1 million in 2014 to $ 136.6 million in 2015. Our comparable pro-forma revenues, had Magic's and Sapiens' results of operations been consolidated for all of the years 2014 and 2015, would have totaled $ 971.5 million in 2015, compared to $ 930.8 million in 2014, reflecting a year over year increase of 4.3%.

The decrease in software services revenues was primarily due to the growth in Matrix's revenues, from NIS 2,100.5 million (approximately $ 586.6 million) in 2014 to NIS 2,280.1 million (approximately $ 586.6 million ) in 2015, reflecting an increase of 8.6% when measured in NIS, Matrix local currency (compared to reflecting no change when measured in US dollars due to the devaluation of the NIS versus the US Dollar) offset by $ 93.0 million due to devaluation of the NIS versus the US Dollar. The increase in Matrix’s revenues was due to an increase in all Matrix principal areas of operations excluding learning and integration but primarily attributable to an increase of 39.7% in Matrix’s US software solutions and services business unit from NIS 193.3 million (approximately $ 54.0 million) to NIS 270.0 million (approximately $ 69.5 million) and increases of 4.6% in Matrix’s Israel software solutions and services business from NIS 1,332.7 million (approximately $ 372.2 million) to NIS 1,394.3 million (approximately $ 358.7 million).

The increase in revenues from proprietary software products and related services was primarily due to the reconsolidation of Sapiens and the inclusion of nine months of revenues of Sapiens in 2015 compared to 2014 where no revenues from Sapiens were recorded.

A breakdown of our overall revenues into proprietary software products and related services and software services revenues for the years ended December 31, 2014 and 2015, the percentage those respective categories of revenues constituted out of our total revenues in those years, and the percentage change for each such category of revenues from 2014 to 2015, are provided in the below table:

	Year ended December 31, 2014		Year-over- year	Year ended December 31, 2015
	Revenues	Percentage	change	Revenues	Percentage
	($ in thousands)
Revenue category
Proprietary software products and related services	$11,131	1.75%	125,446	136,577	18.2%
Software services	625,286	98.25%	(11,308)	613,978	81.8%
Total	$636,417	100%	114,138	750,555	100%

Revenues by geographical region

The dollar amount and percentage share of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2014 and 2015, respectively, as well as the percentage change between such years, were as follows:

	Year ended		Year-over-	Year ended
	December 31, 2014		year	December 31, 2015
	Revenues	Percentage	change	Revenues	Percentage
Geographical region	($ in thousands)
Israel	$531,193	83.5%	(3,565)	$527,628	70.3%
International
United States	87,270	13.7%	57,219	144,489	19.3%
Europe	14,576	2.3%	48,771	63,347	8.4%
Other	3,378	0.5%	11,713	15,091	2.0%
Total	$636,417	100%	114,138	$750,555	100%

Cost of Revenues. Cost of revenues consists primarily of wages, personnel expenses, other personnel-related expenses of software consultants, subcontractors and engineers, amortization of capitalized software, and hardware and other materials costs. Cost of revenues increased by 13.5% from $ 530.1 million in 2014 to $ 601.8 million in 2015, mainly due to (i) the reconsolidation of Sapiens’ results of operations to our consolidated results of operations as of December 23, 2014, prior to which we did not consolidate the results of operations of Sapiens during 2014 and (ii) the accompanying increase in revenues in 2015 which was offset due to the devaluation of the NIS versus the US dollar impacting the consolidated results of Matrix. As a percentage of total revenues, costs of revenues in 2014 and 2015 were 83.3% and 80.2%, respectively.

Our proprietary software solutions and related services sales are generally characterized by a higher gross margin than sales of our software services. The cost of revenues for proprietary software solutions and related services increased from $ 4.1 million in 2014 to $ 81.5 million in 2015, mainly due to the reconsolidation of Sapiens’ results of operations to our consolidated results of operations as of December 23, 2014, prior to which we did not consolidate the results of operations of Sapiens during 2014. As a percentage of revenues, costs of revenues for software solutions and related services in 2014 and 2015 increased from 36.4% in 2014 to 59.6% in 2015 due consolidation of Sapiens.

The cost of revenues for software services decreased from $ 526.0 million in 2014 to $ 520.3 million in 2015, mainly due to the devaluation of the NIS versus the US dollar which devalued the increase recorded in Matrix revenues and cost of sales when measured in NIS, Matrix local currency. As a percentage of revenues, costs of revenues for software services in 2014 and 2015 remained relatively consistent at 84.1% in 2014 compared to 84.7% in 2015.

Cost of revenues for the years ended December 31, 2014 and 2015 include insignificant amounts of stock-based compensation recorded under ASC 718.

Research and Development Costs, net. Research and development, or R&D, expenses consist primarily of wages and related expenses and, to a lesser degree, consulting fees that we pay to employees and independent contractors, respectively, engaged in research and development.  Research and development expenses, net, consist of research and development expenses, gross, less capitalized software costs.  Research and development expenses, gross, increased from $ 1.5 million in 2014 to $ 11.9 million in 2015, mainly due to the reconsolidation of Sapiens’ results of operations as of December 23, 2014 through September 30, 2015 which was offset due to the minimal research and development costs of Magic which were recorded over the period Magic was consolidated in 2014.

In 2015, we capitalized software costs of $ 4.4 million, compared to $ 0.7 million in 2014. Capitalization of software costs in 2014 and 2015 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and Sapiens). Research and development expenses, net, increased from $ 0.8 million in 2014 to $ 7.5 million in 2015, mainly due to the factors described above.

As a percentage of revenues, research and development expenses, net, increased from 0.1% in 2014 to 1% in 2015. Research and development expenses, net, in 2015 was attributable solely to Sapiens, whose consolidated research and development expenses, net amounted to approximately $ 7.5 million during the period in which we consolidated the results of Sapiens. Research and development expenses, net, in 2014 was attributable solely to Magic Software, whose consolidated research and development expenses, net amounted to approximately $ 0.8 million Amortization of capitalized software costs was $0.1 million in 2014 and $ 3.6 million in 2015, which amounts were included in cost of revenues. Research and development expenses for the years ended December 31, 2014 and 2015 include insignificant amounts of stock-based compensation recorded under ASC 718.

Selling, Marketing, General and Administrative Expenses. Selling, marketing, general and administrative expenses consist primarily of cost of salaries, severance and related expenses of sales, marketing, management and administrative employees, travel expenses, selling expenses, rent, utilities, communications expenses, expenses related to external consultants, depreciation, amortization and other expenses. Selling, marketing, general and administrative expenses increased from $ 70.5 million recorded in 2014 to $ 94.7 million recorded in 2015. As a percentage of revenues, selling, general and administrative expenses increased from 11.1% in 2014 to 12.6% in 2015.

The increase in the absolute amount of selling, marketing, general and administrative expenses was primarily attributable to the reconsolidation of Sapiens’ results of operations from our consolidated results of operations beginning on December 23, 2014.

Selling, general and administrative expenses for the years ended December 31, 2014 and 2015 include $ 5.0 million and $ 5.1 million, respectively, of stock-based compensation recorded under ASC 718.

Other Income (expenses), net. We recorded other income of ($ 5,000) in 2014, as compared to a loss of $ 2,000 in other income in 2015, each representing insignificant amounts.

Operating Income. Our operating income increased from $ 35.0 million in 2014 to $ 46.6 million in 2015. The increase in operating income was primarily attributable to the reconsolidation of Sapiens’ results of operations from our consolidated results of operations as of December 23, 2014 and through September 30, 2015. Formula's comparable pro-forma operating income, had it continued to consolidate Sapiens' and Magic Software's results of operations for all of 2014 and 2015, would have totaled $ 66.7 million in 2014 and $71.3 million in 2015, reflecting a year over year increase of 6.9%

Financial Expenses, net. Financial expenses, net increased from $ 4.9 million in 2014 to $ 8.3 million in 2015. Financial expenses, net, is influenced by various factors, including our cash balances, loan balances, outstanding debentures, changes in market value of trading marketable securities, changes in the exchange rate of the NIS against the dollar, changes in the exchange rate of the dollar against the Euro and changes in the Israeli consumer price index, or CPI. The increase in financial expenses, net in 2015 was mainly attributable to Increase in exchange rate differences from of $3.3 million related mainly to Formula standalone NIS nominated net financial debt.

Taxes on Income. Taxes on income increased from $ 10.1 million in 2014 to $ 11.0 million in 2015. The increase in taxes on income in 2015 was mainly attributable to reconsolidation of Sapiens’ results of operations from our consolidated results of operations beginning on December 23, 2014, offset primarily by the devaluation of the NIS versus the US dollar which devaluated the increase recorded in Matrix tax expenses when measured in NIS, Matrix local currency.

Equity in gains of affiliated companies net.

On November 19, 2013, Sapiens completed a follow-on public offering of its common shares. Sapiens issued 6,497,400 shares at a price of $ 6.25 per share before issuance expenses. Total net proceeds from the issuance amounted to approximately $37.8 million. As a result of the offering, our interest in Sapiens' outstanding common shares was decreased from 56.8% to 48.6%.

During the period following the offering through December 23, 2014, Formula purchased additional Sapiens common shares, bringing its interest in Sapiens common shares to 50.2% of Sapiens common shares on December 23, 2014. As a result, Formula regained control over Sapiens as of such date and Sapiens’ balance sheet was consolidated into Formula’s balance sheet. The gain recognized in relation to the consolidation of Sapiens and the related re-measurement of the investment to fair value amounted to $ 3.4 million and is presented in the income statement as equity in gains of affiliated companies, net for the year ended December 31, 2014. On September 30, 2015, our interest in Sapiens outstanding common shares was decreased to 49.13% and we lost control of Sapiens for accounting purposes. Our investment in Sapiens following the dilution is measured under the equity method of accounting. The net gain recognized in relation of our loss of control in Sapiens for accounting purposes amounted to $56.4 million and is presented in the income statement as equity in gains of affiliated companies, net for the year ended December 31, 2015.

From November 19, 2013 until December 31, 2014 and beginning on October 1, 2015, Sapiens' results of operations were and are reflected in our results of operations using the equity method of accounting.

On March 5, 2014, Magic completed a follow-on public offering of its ordinary shares on the NASDAQ. Magic issued 6,900,000 shares at a price of $ 8.50 per share before issuance expenses. Total net proceeds from the issuance amounted to $ 54.7. As a result of the offering, Formula’s interest in Magic’s outstanding ordinary shares decreased from 51.6% to 45.0%. Formula's investment in Magic following the decrease was measured under the equity method of accounting due to loss of control in Magic for accounting purposes in accordance with ASC 810. The net gain recognized in relation of Formula’s loss of control in Magic for accounting purposes and the related re-measurement of the investment to fair value amounted to $ 83.5 million and is presented in the income statement as equity in gains of affiliated companies, net. In addition, Formula recorded deferred tax expense of $ 16.4 million presented in the income statement as equity in gains of affiliated companies, net.

Since March 5, 2014, Magic Software's results of operations were reflected in our results of operations using the equity method of accounting.

Our equity in gains of affiliated companies, net decreased from $ 74.6 million in 2014 to $ 65.1 million in 2015. Our equity in gains of affiliates in 2015 was attributable primarily to our equity in gains recorded in Magic Software and Sapiens .

Net income attributable to redeemable non-controlling interests. Change in redeemable non-controlling interest in 2015 amounted to $ 0.3 million. Change in redeemable non-controlling interest in 2014 amounted to amounted to an expense of $ 0.2 million.

Net Income Attributable to Non-Controlling Interests. Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies which are not wholly owned by Formula during each of the periods indicated. Net income attributable to non-controlling interests increased from $ 13.7 million in 2014 to $ 18.5 million in 2015. This increase resulted primarily from the reconsolidation of Sapiens’ results of operations to our consolidated results of operations as of December 23, 2014 offset by the deconsolidation of Magic’s results of operations from our consolidated results of operation as of March 5, 2014, upon the follow-on public offering of its ordinary shares on the NASDAQ Global Select Market, pursuant to which Formula lost its controlling interest in Magic.

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

Statement of Income Data
(U.S. dollars, in thousands, except share and per share data)

	Year ended December 31,
	2013	2014
Revenues	$795,881	$636,417
Cost of revenues	603,080	530,083
Gross profit	192,801	106,334
Operating expenses:
Research and development, net	14,168	787
Selling, marketing, general and administrative	117,877	70,517
Other expenses (income), net	14	(5)
Total operating expenses	132,059	71,299
Operating income	60,742	35,035
Financial expenses, net	6,236	4,866
Income before taxes on income	54,506	30,169
Taxes on income	8,728	10,074
Equity in gains of affiliated companies, net	60,683	74,590
Net income	106,461	94,685
Change in redeemable non-controlling interests	1,735	154
Net income attributable to non-controlling interests	24,039	13,698
Net income attributable to Formula’s shareholders	$80,687	$80,833

Statement of Income Data as a Percentage of Revenues

	Year ended December 31,
	2013	2014
Revenues	100.0%	100%
Cost of revenues	75.8%	83.3%
Gross profit	24.2%	16.7%
Operating expenses:
Research and development, net	1.8%	0.1%
Selling, marketing, general and administrative	14.8%	11.1%
Other expenses (income), net	0.0%	(0.0)%
Total operating expenses	16.6%	11.2%
Operating income	7.6%	5.5%
Financial expenses, net	0.8%	0.7%
Income before taxes on income	6.8%	4.8%
Taxes on income	1.1%	1.6%
Equity in gains of affiliated companies, net	7.6%	11.7%
Net income	13.3%	14.9%
Change in redeemable non-controlling interests	0.2%	0.0%
Net income attributable to non-controlling interests	3.0%	2.2%
Net income attributable to Formula’s shareholders	10.1%	12.7%

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

The increase in software services revenues was primarily due to (i) the growth in Matrix's revenues, from NIS 1,925.6 million (approximately $ 533.9 million) in 2013 to NIS 2,100.5 million (approximately $ 586.3 million) in 2014, reflecting an increase of 9.0% when measured in NIS, Matrix local currency (compared to an increase of 9.8% when measured in USD). The increase in Matrix revenues was primarily attributable to an increase of 10.0% in Matrix’s software solutions and services business unit from NIS 1,405.6 million (approximately $ 389.8 million) to NIS 1,550.2 (approximately $ 433.3 million) and an increase of 5.4% in Matrix remaining three areas of operations resulting from organic growth as well as from acquisitions, and (ii) the acquisition of InSync on April 1, 2014, offset by the decrease in Magic Software’s software services revenues which are consolidated in our financial statements from $ 82.6 million in 2013 to $ 16.2 million in 2014, which resulted primarily from the deconsolidation of Magic’s results of operations from our consolidated results of operation as of March 5, 2014, upon the follow-on public offering of its ordinary shares on the NASDAQ Global Select Market, pursuant to which Formula lost its controlling interest in Magic Software.

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
	($ in thousands)
Revenue category
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

Our proprietary software solutions and related services sales are generally characterized by a higher gross margin than sales of proprietary software solutions and related services. The cost of revenues for proprietary software solutions and related services decreased from $ 96.2 million in 2013 to $ 4.1 million in 2014, mainly due to the deconsolidation of Sapiens’ results of operations from our consolidated results of operations as of November 19, 2013, upon the follow-on public offering of its common shares on the NASDAQ Capital Market, pursuant to which Formula lost its controlling interest in Sapiens and from the deconsolidation of Magic’s results of operations from our consolidated results of operation as of March 5, 2014, upon the follow-on public offering of its ordinary shares on the NASDAQ Global Market, pursuant to which Formula lost its controlling interest in Magic.

The cost of revenues for software services increased from $ 506.9 million in 2013 to $ 526.0 million in 2014, mainly due to the accompanying increase in revenues in 2014. As a percentage of revenues, costs of revenues for software services in 2013 and 2014 remained relatively consistent at 82.2% in 2013 compared to 84.1% in 2014. The increase in the percentage of total costs of revenues from revenues (from 75.8% in 2013 to 83.3% in 2014) is attributable to the deconsolidation of Magic software’s software services operation which carried a higher gross margin than Matrix and InSync and from a decrease in Matrix’s aggregated gross margin due to a decrease in the gross margins of Matrix’s software solutions and services and learning and integration business units.

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

Operating Income. Our operating income decreased from $ 60.7 million in 2013 to $ 35.0 million in 2014. The decrease in operating income was primarily attributable to the deconsolidation of Sapiens’ results of operations from our consolidated results of operations as of November 19, 2013, upon the follow-on public offering of its common shares on the NASDAQ, pursuant to which Formula lost its controlling interest in Sapiens and from the deconsolidation of Magic’s results of operations from our consolidated results of operation as of March 5, 2014, upon the follow-on public offering of its ordinary shares on the NASDAQ, pursuant to which Formula lost its controlling interest in Magic. Formula's comparable pro-forma operating income, had it continued to consolidate Magic's and Sapiens' results of operations for the years 2014 and 2013, would have totaled $ 66.7 million, compared to $ 62.4 million in the same period last year, reflecting a year over year increase of 6.9%.

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

On March 5, 2014, Magic completed a follow-on public offering of its ordinary shares on the NASDAQ. Magic issued 6,900,000 shares at a price of $ 8.50 per share before issuance expenses. Total net proceeds from the issuance amounted to $ 54.7 million. As a result of the offering, Formula’s interest in Magic’s outstanding ordinary shares decreased from 51.6% to 45.0%. Formula's investment in Magic following the decrease was measured under the equity method of accounting due to loss of control in Magic in accordance with ASC 810. The gain recognized in relation of Formula loss of control in Magic and the related re-measurement of the investment to fair value amounted to $ 83.5 million and is presented in the income statement as equity in gains of affiliated companies, net. In addition Formula recorded deferred tax expense of $ 16.4 million presented in the income statement as equity in gains of affiliated companies, net.

From March 5, 2014 until December 31, 2014, Magic Software's results of operations were reflected in our results of operations using the equity method of accounting.

Our equity in gains of affiliates, net was $ 4.1 million in 2014, compared to $ 0.5 million in 2013. Our equity in gains of affiliates in 2014 was attributable primarily to our equity in gains recorded in Magic Software and Sapiens, which was partially offset by our equity in losses recorded in Matrix.

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

Impact of Inflation and Currency Fluctuations on Results of Operations

Our financial statements are stated in U.S. dollars, our functional currency. However, most of our revenues and expenses from our software services revenue line are denominated in NIS and a substantial portion of our revenues and costs from our Proprietary software products and related services revenue line are incurred in other currencies, particularly NIS, Euros, Japanese yen, and the British pound. We also maintain substantial non-U.S. dollar balances of assets, including cash, accounts receivable, and liabilities, including accounts payable, debentures and debt to financial institutions Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may adversely affect our business, results of operations and financial condition.. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars using the average exchange rate over the period during which the transactions occur, in accordance with U.S. GAAP. Therefore, we are exposed to the risk that the devaluation of the NIS relative to the U.S. dollar may reduce the revenue growth rate and profitability for our software services in dollar terms. The representative average exchange rate of the NIS to the dollar in 2013, 2014 and 2015, as reported by the Bank of Israel, was NIS 3.6108 per US$1. NIS 3.5779 per US$1 and NIS 3.8869 per US$1, respectively. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently mainly denominated in U.S dollar, Euros, Japanese Yen and the British Pound, whereas a substantial portion of our expenses relating to those products, principally salaries and related personnel expenses, are denominated in NIS. As a result, the devaluation of the Euro or those other currencies relative to the dollar (as was the case in 2015 with respect to the Euro and as was in the case of the Japanese Yen in 2013, 2014 and 2015) reduces the revenue growth rate and profitability for our proprietary software products and related services in dollar terms, thereby adversely affecting our operating results. On the other hand, the devaluation of the NIS relative to the dollar, which occurred in 2012 and in 2015, decreased the relative value of the NIS-denominated operating costs related to our proprietary software product revenues, and, therefore, partially compensates for the negative effect on our revenues and our profitability.

Since most of our expenses are incurred in NIS, the dollar cost of our operations also rises as a result of any increase in the rate of inflation in Israel, to the extent that such inflation is not offset, or is only offset on a lagging basis, by the devaluation (if any) of the NIS against the dollar during a relevant period of time. The Israeli rate of inflation amounted to 1.8%, (-0.2)% and (-1.0)% for the years ended December 31, 2013, 2014 and 2015, respectively, thereby compounding the impact of the appreciation of the NIS relative to the dollar in 2013, and adversely affecting our U.S. dollar measured results of operations in such year. In 2014 and 2015, the U.S. dollar appreciated relative to the NIS at a rate that eclipsed the Israeli rate of deflation for those years.

An increase in the rate of inflation in Israel may also have a material adverse effect on our financial results by increasing our operational expenses, as certain of our operating lease and rent agreements are denominated in NIS and are generally linked to the Israeli CPI, so to the extent that the CPI rises so will our operational expenses.

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

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation (appreciation) of NIS against the US$*	Devaluation (appreciation) of Euro against the US$*
	%	%	%

2013	1.8	(7.0)	(4.4)
2014	(-0.2)	(12.0)	(11.5)
2015	(-1.0)	(0.3)	(10.4)

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

Corporate Tax

Israeli companies are generally subject to corporate tax on their taxable income. As of 2016, the corporate tax rate is 25% (in 2014 and 2015, the corporate tax rate was 26.5%). However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise or Preferred Enterprise, as further discussed below, may be considerably less. In addition, Israeli companies are generally subject to tax at the prevailing regular corporate tax rate on their capital gains.

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

Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for capital investments in a production facility (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility within Israel in which the investment is made or the election of the grantee. In order to qualify for these incentives, an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise is required to comply with the requirements of the Investment Law.

The Investment Law has been amended several times over the last years, with the two most significant changes effective as of April 1, 2005 (the “2005 Amendment”), and as of January 1, 2011 (the “2011 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably to forego such benefits and have the benefits of the 2011 Amendment apply.

The following discussion is a summary of the Investment Law prior to its amendments as well as the relevant changes contained in the new legislation.

Tax Benefits for Income from Approved Enterprises Approved Before April 1, 2005

Under the Investment Law prior to the 2005 Amendment, a company that wished to receive benefits on its investment program that is implemented in accordance with the provisions of the Investment Law, or an Approved Enterprise, had to receive an approval from the Investment Center of the Israeli Ministry of Economy (formerly the Ministry of Industry, Trade and Labor) which we refer to as the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. Certain of our Israeli affiliated companies receive the benefits through the alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location in Israel of the Approved Enterprise, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below. The benefits commence on the date in which that taxable income is first earned. The benefits period under Approved Enterprise status is limited to 12 years from the year in which the production commenced(as determined by the Investment Center), or 14 years from the year of the approval as an Approved Enterprise, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. The entitlement to the above benefits is subject to fulfillment of certain conditions, according to the law and related regulations.

A company that has an Approved Enterprise program is eligible for further tax benefits, if it qualifies as a Foreign Investors’ Company, or FIC. An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefits period may be up to ten years) and for further tax benefits if the level of foreign investment is 49% or more. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

The corporate tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

Percentage of non-Israeli ownership	Corporate Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be subject to corporate tax in respect of the amount of dividend distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits program. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year, as explained above.

In addition, dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at a lower rate as may be provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise program. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval with respect thereto, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index and interest or other monetary.

In our case, subject to compliance with applicable requirements stipulated in the Investment Law and its regulations and in the specific certificate of approval, as described above, the portion of undistributed income derived from Approved Enterprise programs of one of Sapiens Israeli subsidiaries was exempt from corporate tax for a period of two years commencing in 2014.

Tax benefits under the 2005 Amendment that became effective on April 1, 2005.

The 2005 Amendment applies to new investment programs commencing after 2004, and does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise.

An enterprise that qualifies under the new provisions is referred to as a Beneficiary Enterprise, rather than Approved Enterprise. The 2005 Amendment provides that a certificate of approval from the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits program. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Beneficiary Enterprise may, at its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further increase in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions set forth in the amendment for tax benefits and which exceeds a minimum investment amount specified in the Investment Law. Such investment entitles a company to receive a Beneficiary Enterprise status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company chose to have the tax benefits apply to its Beneficiary Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise, and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Beneficiary Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depends on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income generated by the Beneficiary Enterprise for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as explained above. The benefits period is limited to 12 or 14 years from the year the company first chose to have the tax benefits apply, depending on the location of the company.

Dividends paid out of income attributed to a Beneficiary Enterprise (or out of dividends received from a company whose income is attributed to a Beneficiary Enterprise) are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Beneficiary Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to an FIC, in which case the 12-year limit does not apply. Furthermore, a company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income attributed to its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable.

The benefits available to a Beneficiary Enterprise are subject to the continued fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index and interest, or other monetary penalty.

Income that is attributable to one of Sapiens’ Israeli subsidiaries, was exempt from income tax for a period of two years commencing 2014 and ending 2015, under the 2005 Amendment.

Tax benefits under the 2011 Amendment that became effective on January 1, 2011.

The 2011 Amendment canceled the availability of the benefits granted to companies in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2012, unless the Preferred Enterprise was located in a certain development zone, in which case the rate was 10%. Such corporate tax rates were reduced to 12.5% and 7%, respectively, in 2013 and were increased to 16% and 9%, respectively, in 2014 and thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, that had participated in an alternative benefits program, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met ; and (iii) a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. Such expenditures must relate to scientific research and development projects, and must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be for the promotion or development of the company. Furthermore, the research and development must be carried out by or on behalf of the company seeking such tax deduction. The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period from the first year that the expenditures were made. However, the amounts of any government grants made available are subtracted from the amount of the expenses which may be deducted.

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

An Industrial Company is entitled to certain tax benefits, including:

•	Deduction of the cost of the purchases of know-how, patents, and rights to use a patent or know-how which are used for the development or promotion of the Industrial Enterprise, over an eight year period commencing on the year in which such rights were first exercised;

•	Straight-line deduction of expenses related to a public offering in equal amounts over a three-year period commencing on the year of offering;

•	The right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it; and

•	Accelerated depreciation rates on equipment and buildings.

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

Current Outlook

We had cash and cash equivalents and short-term investments of $129.7 million and $143.6 million at December 31, 2014 and December 31, 2015, respectively. At December 31, 2014 and December 31, 2015, we had indebtedness to banks and others of $151.4 million and $161.9 million, respectively, of which $43.2 million and $59.1 million were current liabilities and $108.2 million and $102.8 million were long-term liabilities as of those respective dates. In addition, as of December 31, 2015, we had indebtedness of $58.3 million outstanding under our secured debentures and convertible debentures which we sold in a public offering in Israel in September 2015, as described below.

In January 2014, Formula concluded terms of a NIS 200 million loan (approximately $57.6 million) that was extended to us by a leading Israeli institutional investor. The loan is secured by certain of the shares of each of our publicly held subsidiary and affiliated companies. The loan's average duration from inception is approximately four years (paid over a period of 6 years, first payment scheduled for January 2016) and carries a fixed annual interest rate of 5.5%.

Under the terms of the loan with the Israeli institutional investor, Formula has undertaken to maintain the following financial covenants, as they will be expressed in its financial statements, as described:

1.	Formula’s equity shall not be lower than $ 160 million at all times.
2.	The ratio of Formula’s equity to total assets will not be less than 20%.

3.	The ratio of Formula’s total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.5 to 1.
4.	The ratio of Formula’s total financial debts less cash, short-term deposits and short-term marketable securities to the total assets will not exceed 30%.
5.	Formula’s liabilities to banks and other financial institutions in its standalone balance sheet shall not be higher than NIS 450 million (approximately $ 115.7 million).
6.	Formula will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party's debts as they are today and as they will be without the financial institution's consent.
7.	Formula will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the financial institution’s advance written consent, unless it is done in the ordinary course of business.

In September 2015, Formula concluded a public offering in Israel of debentures. The two series of debentures offered by Formula in the public offering consisted of one series of debentures (the “Series A Secured Debentures”) that are secured by liens on the shares of Formula’s subsidiaries and affiliate held by Formula, while the second series (the “Series B Convertible Debentures,” and, together with the Secured Debentures, the “Debentures”) are convertible into ordinary shares of Formula. The Debentures are listed for trading only on the TASE.

In the public offering, Formula issued and sold a total amount of NIS 227,260,000 ($ 57.8 million) par value of the New Debentures, which were subdivided into the following respective amounts of Secured Debentures and Convertible Debentures that are subject to the following terms:

•	NIS 102,260,000 ($ 26.1 million) par value of Series A Secured Debentures, bearing interest on the unpaid principal at a fixed annual rate equal to 2.8% (which may vary based on the credit rating of the debentures), paid on a semi-annual basis through July 2024. The principal is payable in eight equal annual installments beginning in July 2017 and ending in July 2024. The interest rate varies based on the credit rating of the Secured Debentures. The net proceeds received by Formula from the issuance of Series A Secured Debentures amount to $ 25.9 million (net of issuance expenses).

•	NIS 125,000,000 ($ 31.2 million) par value of Series B Convertible Debentures, at a price per debenture unit (each unit comprised of NIS 1,000 par value of debentures) of NIS 1,020. The Series B Convertible Debentures bear interest at a fixed annual rate equal to 2.74% (which may vary based on the credit rating of the debentures), payable in one payment upon maturity of the Series B Convertible Debentures on March 26, 2019 (at which time the accrued interest will constitute 10% of the principal amount of the Convertible Debentures, in the aggregate). The Series B Convertible Debentures are subject to conversion into the Company’s ordinary shares at a rate of NIS 157 ($ 40.03) par value of Convertible Debentures per one share. The conversion rate is subject to adjustment for the issuance of bonus shares, rights and dividends. The principal amount of and interest on the Series B Convertible Debentures is subject to adjustment based on changes in the exchange rate between the NIS and the U.S. dollar relative to the exchange rate on September 8, 2015. The net proceeds received by Formula from the issuance of Series B Convertible Debentures amount to $ 32.1 million (net of issuance expenses).

The gross proceeds received by Formula from the issuance of all New Debentures were approximately NIS 229.8 million ($ 58.6 million), in the aggregate.

The Series A and B debentures contain, in addition to standard terms and obligations, the following obligations:

•	a negative pledge, subject to certain exceptions;

•      a covenant not to distribute dividends unless (i) shareholders equity (not including minority interests) shall not be less than $250 million, (ii) Formula’s net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined financial indebtedness, net, plus shareholders equity), (iii) the amount of the distributions shall be equal to profits for the years ended December 31, 2014 and 2015 and 75% of profits accrued from January 1, 2016 until the distribution and (iv) no event of default shall have occurred.; and

•    Financial covenants, including (i) the equity attributable to the shareholders of Formula, as reported in Formula’s annual or quarterly financial statements, will not be less than $160 million, (ii) Formula’s net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity) and (iii) at all times, Formula’s cash balance will not be less than the annual interest payment (compounded) for the unpaid principal amount of the Series B debentures.

We also agreed to standard events of default, together with the following:

•

cross default, excluding following an immediate repayment initiated in relation to the other series of debentures or other indebtedness (other than non-recourse debt) over NIS 75 million ($19.2  million);

•	suspension of trading of the debentures on the TASE over a period of 60 days;
•	failure to have the debentures rated over a period of 60 days;
•	If the rating of the debentures is less than BBB- by Standard and Poors Maalot or equivalent rating of other rating agencies;
•	If there is a change in control without consent of the rating agency;
•	If Formula fails to provide additional security when the loan-to-value of the securities securing the Series A debentures falls below the required ratio;
•	the existence of a real concern that Formula will not meet its material undertakings towards the debenture holders;
•	the inclusion in Formula’s financial statements of a note regarding the existence of significant doubt as to Formula’s ability to continue as a going concern;
•	breach of Formula’s undertakings regarding the issuance of additional debentures;
•	Formula’s failure to continue to control any of its subsidiaries; and
•	failure to comply with the negative pledge covenant.

From time to time, our subsidiaries and affiliated companies also maintain credit facilities with banks and issue debt instruments such as debentures in accordance with their cash requirements. These credit facilities and debentures include, inter alia, certain covenants related to our subsidiaries’ operations, such as the required maintenance of a minimum level of shareholders’ equity and the achievement of certain operating results targets. Some of our subsidiaries’ assets are pledged to the lender banks and debenture holders. If any of our subsidiaries does not meet the covenants specified in its credit agreement or indenture (or equivalent agreement with the debenture holders), and a waiver with respect to the fulfillment of such covenant has not been received from the lender bank or representative of the debenture holders, the lender bank or debenture holders (via the action of their representative) may foreclose on the pledged assets to satisfy a debt.

Currently, only Matrix and Formula have such material credit facilities outstanding. The long-term debt obligations of Matrix bear fixed interest at an average annual rate of 2.64%-5.85%. These credit facilities expire over a period of time that ranges from 1 to 7 years.

As of December 31, 2015, Matrix had aggregate short-term obligations to banks and others of NIS 199.6 million (approximately $51.2 million) and aggregate long-term obligations to banks of NIS 226.9 million (approximately $58.2 million) under its credit facilities.

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

Cash Provided by Operating Activities

Cash flow provided by our operating activities increased from $ 16.7 million in 2014 to $ 54.4 million in 2015.

Net cash provided by operating activities in 2015 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to (i) depreciation and amortization of capitalized research and development assets and other intangible assets (mainly customer relations) in an aggregate amount of $ 17.6 million, (ii) stock-based compensation expenses, in an amount of $ 5.1 million, (iii) an increase in trade payables and in other accounts payable and employees and payroll accrual, in an aggregate amount of $ 20.3 million, and (iv) decrease in accrued severance pay, net, and change in liabilities in respect of business combination and in value of debentures in an aggregate amount of $ 1.7 million. Material downwards adjustments in cash flow for non-cash activity, including changes in operating assets and liabilities, consisted of adjustments of (i) an increase in trade receivables in an amount of $12.6 million, (ii) a decrease in inventory, in an amount of $2.4 million, reflecting our subsidiaries’ strategy to maintain adequate, but not excessive, levels of inventory based on their anticipation of future demand for proprietary software products and software services, (iii) increase in other current and long term account receivables in an amount of $1.7 million, (iv) changes in deferred taxes in value in an amount of $ 1.0 million, and (v) gain derived from deconsolidation of Sapiens, consolidation of Tiltan and equity in gains of affiliated companies in an amount of $ 64.1 million.

Cash flow provided by operating activities in 2015 was primarily comprised of $ 25.9 million provided by Matrix and $ 28.6 provided by Sapiens, offset by $ 0.1 million used by Formula.

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

Cash Generated by Financing Activities

Cash generated by financing activities of $ 35.8 million in 2015 compared to cash generated by financing activities of $31.6 million in 2014, mainly reflecting the cumulative effect of the following financing-related transactions that occurred over the course of those years:

Year Ended December 31, 2015

In February 2015, Formula paid to its shareholders a cash dividend in an aggregate amount of approximately $ 7.9 million, which was announced in December 2014.

In August 2015, Formula paid to its shareholders a cash dividend in an aggregate amount of approximately $ 5.0 million, which was announced in June 2015.

In March 2015, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $ 5.5 million, of which $ 2.7 million was paid to non-controlling interests in Matrix.

In June 2015, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $ 5.0 million, of which $ 2.5 million was paid to non-controlling interests in Matrix.

In September 2015, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $ 4.4 million, of which $ 2.2 million was paid to non-controlling interests in Matrix.

In December 2015, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $ 3.9 million, of which $ 2.0 million was paid to non-controlling interests in Matrix.

In April 2015, Sapiens distributed to its shareholders a cash dividend in an aggregate amount of approximately $ 7.2 million, of which $ 3.6 million was paid to non-controlling interests in Sapiens.

In addition, net cash provided by financing activities in 2015 was attributable to (i) our issuance of debentures in the amount of $ 58.6 million and (ii) an increase in short term bank credit, net and proceeds from long term debt in the aggregate amount of $ 37.9 million and (iii) exercise of employees stock options in subsidiaries in an amount of $ 1.6 million, offset by (i) repayment of long term loans from banks and others in an amount of $ 26.9 million, (ii) distribution of $ 6.4 million to our ultimate parent company for a business acquisition under common control (that is, for the acquisition of Insseco, as described in Item 3.A, “Selected Financial Data” above), and (iii) cash paid in conjunction with acquisition of activities in an amount of $ 1.3 million.

Year Ended December 31, 2014

In July 2014, Formula paid to its shareholders a cash dividend in an aggregate amount of approximately $7.1 million, which was announced in June 2014.

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

Cash Used in Investing Activities

Net cash used in our investing activities was $ 58.5 million in 2015 compared to $ 19.8 million in 2014. Net cash used in investing activities in 2015 was attributable to (i) changes due to deconsolidation and realization of investment in Sapiens which was previously consolidated in an amount of $ 45.2 million, (ii) expenditure (net of cash acquired) with respect to business acquisitions in an amount of $ 7.6 million, (iii) purchase of property and equipment in an amount of $ 5.4 million, (iv) investments in affiliated companies in an amount of $ 3.7 million, (v) capitalization of software development and other cost in an amount of $4.4 million, and, (vi) net increase in restrictions on short term deposit in an amount of $ 1.4 million, offset by (i) change in short term deposits in an amount of $ 6.4 million and (ii) dividend from affiliated companies in an amount of $ 3.5 million.

Year Ended December 31, 2014

On March 5, 2014, Magic Software completed a follow-on public offering of its ordinary shares on the NASDAQ. Magic issued 6,900,000 shares at a price of $ 8.50 per share before issuance expenses. Total net proceeds from the issuance amounted to $ 54.7. As a result of the offering, Formula’s interest in Magic Software’s outstanding ordinary shares decreased from 51.6% to 45.0% and Formula's investment in Magic Software was measured under the equity method of accounting due to loss of control in Magic Software. We recorded a capital expenditure of $ 37.4 million in respect of losing control in Magic Software.

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

On December 23, 2014, following the purchase by Formula of Sapiens common shares, bringing Formula interest in Sapiens common shares to 50.2% and as a result, regaining control over Sapiens, we recorded a net capital proceed of $ 42.4 million in respect of regaining control in Sapiens.

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

In the context of Formula’s engagements the above mentioned leading financial institution, Formula has undertaken to maintain the following financial covenants, as they will be expressed in its financial statements, as described:

1.	Formula’s equity shall not be lower than $ 160 million at all times.
2.	The ratio of Formula’s equity to total assets will not be less than 20%.
3.	The ratio of Formula’s total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.5 to 1.
4.	The ratio of Formula’s total financial debts less cash, short-term deposits and short-term marketable securities to the total assets will not exceed 30%.
5.	Formula’s liabilities to banks and other financial institutions in its standalone balance sheet shall not be higher than NIS 450 million (approximately $ 115.7 million).
6.	Formula will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party's debts as they are today and as they will be without the financial institution's consent.
7.	Formula will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the financial institution’s advance written consent, unless it is done in the ordinary course of business.

In September 2015, Formula concluded a public offering in Israel of the Series A Secured Debentures and the Series B Convertible Debentures, or together, the New Debentures. The Debentures are listed for trading only on the TASE.

In the public offering, Formula issued and sold a total amount of NIS 227,260,000 ($ 57.8 million) par value of the New Debentures, which were subdivided into the following respective amounts of Secured Debentures and Convertible Debentures that are subject to the following terms:

NIS 102,260,000 ($ 26.1 million) par value of Series A Secured Debentures, bearing interest on the unpaid principal at a fixed annual rate equal to 2.8% (which may vary based on the credit rating of the debentures), paid on a semi-annual basis through July 2024. The principal is payable in eight equal annual installments beginning in July 2017 and ending in July 2024. The interest rate varies based on the credit rating of the Secured Debentures. The net proceeds received by Formula from the issuance of Series A Secured Debentures amount to $ 25.9 million (net of issuance expenses).

NIS 125,000,000 ($ 31.2 million) par value of Convertible Debentures, at a price per debenture unit (each unit comprised of NIS 1,000 par value of debentures) of NIS 1,020. The Convertible Debentures bear interest at a fixed annual rate equal to 2.74% (which may vary based on the credit rating of the debentures), payable in one payment upon maturity of the Convertible Debentures on March 26, 2019 (at which time the accrued interest will constitute 10% of the principal amount of the Convertible Debentures, in the aggregate). The Convertible Debentures are subject to conversion into the Company’s ordinary shares at a rate of NIS 157 ($ 40.03) par value of Convertible Debentures per one share. The conversion rate is subject to adjustment for the issuance of bonus shares, rights and dividends. The principal amount of and interest on the Convertible Debentures is subject to adjustment based on changes in the exchange rate between the NIS and the U.S. dollar relative to the exchange rate on September 8, 2015. The net proceeds received by Formula from the issuance of Series B convertible Debentures amount to $ 32.1 million (net of issuance expenses).

As noted above, the Series A and B debentures contain, in addition to standard terms and obligations, the following obligations:

•      a negative pledge, subject to certain exceptions;

•      a covenant not to distribute dividends unless (i) shareholders equity (not including minority interests) shall not be less than $250 million, (ii) Formula’s net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined financial indebtedness, net, plus shareholders equity), (iii) the amount of the distributions shall be equal to profits for the years ended December 31, 2014 and 2015 and 7% of profits accrued from January 1, 2016 until the distribution and (iv) no event of default shall have occurred.; and

•      Financial covenants, including (i) the equity attributable to the shareholders of Formula, as reported in Formula’s annual or quarterly financial statements, will not be less than $160 million, (ii) Formula’s net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity) and (iii) at all times, Formula’s cash balance will not be less than the annual interest payment (compounded) for the unpaid principal amount of the Series B debentures.

We do not have material commitments for capital expenditures by Formula as of December 31, 2015 or as of the date of this annual report. In May 2016, Formula and IAI each acquired 50% of TSG. Each of Formula and IAI paid a purchase price of $25.8 million.

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Indemnification of Office Holders.”

Subsidiary Commitments

Our subsidiaries do not have any material commitments for capital expenditures as of December 31, 2015 or as of the date of this annual report.

As alluded to above (see “—Current Outlook”), the loan agreements, debentures and indentures to which we are party contain a number of conditions and limitations on the way in which we (mainly Matrix and Formula can operate our businesses, including limitations on our ability to raise debt and sell or acquire assets not in normal business activity. For example, Matrix’s loan agreement includes a negative pledge with respect to Matrix’s assets, as well as limitations on Matrix’s ability to provide guarantees to third parties and sell or transfer its assets. Matrix’s loan agreements also contain various covenants which require it to maintain certain financial ratios related to shareholders’ equity and operating results that are customary for companies of comparable size.

Our subsidiaries and affiliates as of December 31, 2015 have provided bank guarantees aggregating to approximately $ 18.1 million as security for the performance of various contracts with customers. If our subsidiaries and affiliates were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

Our subsidiaries and affilates as of December 31, 2015 have also provided additional bank guarantees aggregating to $ 4.5 million as security for rent to be paid for their offices. If our subsidiaries and affiliates were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees pay amounts claimed to be due.

Pursuant to the credit agreement and the Secured Debentures described above, liens have been incurred over a certain portion of our investment in outstanding shares of Matrix, Sapiens and Magic Software.

C.	Research and Development, Patents and Licenses, etc.

The net amounts that we spent on research and development activities in 2013, 2014 and 2015 totaled $ $14.2 million, $0.8 million and $ 7.5 million, respectively. For more information about our research and development activities, see “Item 4. Information on the Company—Business Overview— Software Development.”

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

F.	Tabular Disclosure of Contractual Obligations

The following table  summarizes our contractual obligations and commitments as of December 31, 2015.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
	(U.S. dollars, in thousands)
Long-term debt obligations (1)	139,223	36,378	60,784	30,251	11,810
Lease obligations	43,583	18,611	16,216	8,756	-
Liabilities in respect of the acquisitions of operations	13,628	1,193	12,435	-	-
Debentures	58,078	-	41,699	6,522	9,827
Uncertainties in income taxes (ASC 740) (2)	461	-	-	-	-
Accrued severance payments, net (3)	12,778	-	-	-	-
Total	267,751	56,182	131,134	45,559	21,637

________________

(1)	Does not include interest.
(2)	Payment of uncertain tax benefits would result from settlements with taxation authorities. Due to the difficulty in determining the timing of settlements, this information is not included in the above table. We do not expect to make any significant payments for these uncertain tax positions within the next 12 months.
(3)	Accrued severance payments, net relate to accrued severance obligations and notice obligations mainly to our Israeli employees as required under Israeli labor law or personal employment agreements. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.
(4)	Does not include interest.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information about our directors and senior management as of April 24, 2016.

Name	Age	Position	Expiration of Current Term of Directorship/Office

Guy Bernstein	48	Chief Executive Officer	December 2019 or upon 180 days advanced written notice of either party
Asaf Berenstin	38	Chief Financial Officer	No formal arrangement regarding expiration of term of office
Marek Panek	46	Chairman of the Board of Directors	2016 annual shareholders meeting
Rafal Kozlowski	42	Director	2016 annual shareholders meeting
Dafna Cohen (1) (3)	46	Director	2016 annual shareholders meeting
Eli Zamir(1) (2) (3)	46	External director	December 2018
Iris Yahal(1) (2) (3)	54	External director	December 2018

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

Marek Panek has served as one of our directors since November 2010. Since January 2007 he has been the Vice President of the Board of Directors of Asseco Poland S.A. and he is responsible for supervising the Strategy and Development Division and the EU Projects Office. Mr. Panek also holds several other positions at Asseco and its affiliates, including Chairman of the Board of Directors of Asseco Denmark (since March 2011), Chairman of the Board of Asseco Resovia S.A. (since August 2010), Supervisory Board Member of Asseco Central Europe, a.s .(since September 2011), Supervisory Board Member of Sintagma UAB (since April 2011), Supervisory Board Member of Asseco Lietuva UAB (since June 2011), Supervisory Board Member of Asseco Kazahstan LLP (since June 2014), Member of the Board of Directors of ZAO R-Style Softlab (since May 2014), Member of the Board of Directors of Peak Consulting Group ApS (since January 2016), Supervisory Board Member of Insseco Sp. Z o.o (from February 2015 to July 2015), Supervisory Board Member of Asseco Bel LLC (from June 2015 to April 2016), Supervisory Board Member of Asseco Northern Europe S.A. (2010-2013), Chairman of the Board of Asseco DACH (2008-2011). During 2007-2008, Mr. Panek served as the Chairman of the Management Board of Asseco SEE and President of the Board of Asseco Romania. Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996); Marketing Director (from October 1996 to March 2003); Sales and Marketing Director (from April 2003 to March 2004); and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007). Prior to joining Asseco, Mr. Panek was employed at the ZE Gantel Sp. z o.o. from 1993 to 1995. Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having been awarded a master’s degree in engineering.

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

Dafna Cohen has served as one of our directors since October 2009, as a member of our audit committee since January 2011 and as a member of our compensation committee since July 2013. Ms. Cohen is the Head of Business Control and Investor Relations of EL-AL Israel Airlines Ltd (TASE). Ms. Cohen has served as a member of board of directors of Gilat Satellite Networks Ltd since 2014 (NASDAQ and TASE). Ms. Cohen served as Director of Global Treasury of MediaMind Technologies Inc. (previously NASDAQ) and as a member of Investment Committee of the Board from 2010 to 2011. Prior to that, Ms. Cohen served as a Director of Investments and Treasurer of Emblaze Ltd. and as a member of Investment Committee of the Board from 2005 to 2009 (LSE). Prior to that, Ms. Cohen served as an Investment Manager for Leumi Partners and as a manager at the derivatives sector of Bank Leumi. Ms. Cohen previously served as a member of boards of directors of XTL Biopharmaceuticals Ltd. (NASDAQ and TASE) from 2009 to 2015, Europort Ltd. from 2012 to 2014 (TASE) and of Inventech Central Ltd from 2011 to 2012 (TASE). Ms. Cohen holds an M.B.A. in finance and accounting and a B.A. degree in economics and political science, both from The Hebrew University of Jerusalem.

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

Arrangements for the Election of Directors; Family Relationships

Asseco is our largest shareholder, holding approximately 46.3% of our outstanding share capital (which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares. Asseco has significant influence over the election of the members of our board of directors (other than our external directors). Other than as described immediately below, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such.

Mr. Guy Bernstein and Mr. Asaf Berenstin are first cousins. Other than such relationship, there are no family relationships among our executive officers and directors.

B.	Compensation

Aggregate Compensation Paid to Directors and Executive Officers

In 2015, Formula paid to its directors and executive officers, consisting of the individuals listed above in the table under “—Directors and Senior Management”, direct remuneration and provided related benefits of approximately $3.2 million, in the aggregate with respect to 2015 and $ 77,000 paid in respect of 2014. This aggregate compensation amount includes amounts set aside or accrued to provide pension, retirement or similar post-employment benefits, which themselves totaled less than $5,000 in 2015. In addition, Formula recorded with respect to its directors and executive officers, consisting of the individuals listed above in the table under “—Directors and Senior Management” expenses with respect to equity based compensation in the total amount of $ 3.0 million.

The above aggregate compensation amount does not include the following:

•	expenses, including business travel, professional and business association dues and expenses, for which Formula reimburses its officers; and

•	other fringe benefits that companies in Israel commonly reimburse or pay to their officers,

as amounts incurred for such expenses and benefits in 2015 were paid in reimbursement of activities carried out by our directors and executive officers for strict business purposes in carrying out their duties on behalf of Formula and were therefore not compensatory in nature.

The above aggregate compensation amount includes payment of director’s fees. Formula compensates its external directors and other directors in accordance with the regulations promulgated under the Companies Law.

Summary Compensation Table

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose information concerning the amount and type of compensation paid to its chief executive officer, chief financial officer and the three other most highly compensated executive officers, rather than an aggregate, basis. Nevertheless, regulations promulgated under the Israeli Companies Law require us to disclose the annual compensation of our five most highly compensated office holders on an individual basis. Under the Companies Law regulations, this disclosure is required to be included in the annual proxy statement for our annual meeting of shareholders each year, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. Because of that disclosure requirement under Israeli law, we are also including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

The tables below reflect the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2015. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2015.

Compensation of Management (1)

Name and Position(2), (3)	Salary ($)	Benefits And Perquisites ($)	Variable Compensation ($)	Equity Based Compensation ($) (5)
Guy Bernstein – CEO	471,125	(4)	(6)	(7)

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements. We have only one office holder who is a member of management who is compensated by Formula. For disclosure concerning compensation paid by us to our remaining four most highly compensated office holders (all of whom are directors), please see the table under “Compensation of Directors” below.

(2)	The executive officer listed in the table is a full-time employee or consultants of Formula. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2014.

(3)	Our Chief Financial Officer, Asaf Berenstin, also serves as the chief financial officer of Magic Software. Pursuant to an agreement between Magic Software and Formula, Mr. Berenstin allocates 25%-40% of his time to Formula. Because he is not compensated by our Formula, Mr. Berenstin is not listed in this table.

(4)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive officer, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s guidelines.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2015 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph (x) of Note 2 to our consolidated financial statements, contained elsewhere in this annual report.

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

(7)	In March 2012, concurrently with the amendment and extension of Mr. Bernstein’s service agreement as our Chief Executive Officer, our Board of Directors awarded him options exercisable for 1,122,782 ordinary shares of Formula, which took the place of 543,840 redeemable ordinary shares that had been granted to him in March 2011 and had been redeemed by Formula. The exercise price of the options granted in March 2012 was NIS 0.01 per share, and the options were exercised in their entirety in June 2013 by Mr. Bernstein. Our redemption right with respect to the ordinary shares issuable upon exercise of these options lapses in equal quarterly installments over an eight-year period that commenced in March 2012 and concludes in December 31, 2019. This March 2012 grant has been accounted for by Formula as a modification to the March 2011 grant to Mr. Bernstein. The total compensation expense that we recorded in our financial statements for the year ended December 31, 2015 in respect of Mr. Bernstein’s March 2012 option grant (constituting his equity compensation for all of 2015) was $ 2.9 million.

Compensation of Directors

The following table sets forth information with respect to compensation of our directors (none of whom serves as an employee of our company) during fiscal year 2015. The fees to the directors were paid by Formula.

Name and Principal Position	Total Fees Earned or Paid in Cash ($)(1)
Marek Panek - Chairman	33,650
Rafal Kozlowski - Director	33,650
Dafna Cohen - Director	57,800
Eli Zamir - External Director	37,800
Iris Yahal - External Director	37,800

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements.

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

In June 2013, all 1,122,782 options were exercised into ordinary shares. Such ordinary shares have been deposited with a trustee and, pursuant to the terms of our 2011 Plan and the option agreement with respect to such options, our chief executive officer is not permitted to vote or dispose of them until the shares are released from the trust. All shares participate in dividends and have the right to vote, however for so long as the shares are held by the trustee (even if they have vested) the voting rights may only be exercised by the trustee. In accordance with the guidelines of our 2011 Share Incentive Plan for so long as the shares underlying any grant under the plan are being held by the trustee they will be voted by the trustee in the same proportion as the results of the other shares voting in the shareholder meeting.  Only those shares for which the vesting period has expired may be collected from the trustee. As of April 30, 2016, all 1,122,782 shares were deposited with the trustee and 596,478 ordinary shares were vested.

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

The initial term of an external director is three years and may be extended by the general meeting of shareholders, for up to two additional three year terms, provided that (i) his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company's voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, provided that the external director and certain of his or her related parties meet additional independence requirements; or (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director. In December 2015, Mr. Zamir and Ms. Yahal were reappointed as our external directors, each to hold office until December 2018. In accordance with the regulations under the Companies Law (Relief for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel, 2000), dual listed companies, like us, whose securities are listed on the NASDAQ Global Select Market or one of a number of other non-Israeli stock exchanges, may re-appoint an external director for additional three-year terms, in excess of the nine years as described above, if the audit committee and the board of directors confirm that, due to the expertise and special contribution of the external director to the work of the board and its committees, his or her re-appointment is in the best interests of the company. The same special majority is required for election of the external director for each additional three-year term.

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

Exculpation, Insurance and Indemnification of Directors and Officers

Our office holders consist of the individuals listed in the table under “Directors and Senior Management,” which is displayed under “Item 6. Directors, Senior Management and Employees.” Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, however, that such a breach is not related to a distribution of a dividend or any other distribution by the company.

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

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries and affiliated company participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2015 was approximately $ 149,260.

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

The table below sets forth the average number of employees employed by us, as allocated (i) among our four significant subsidiaries through December 31, 2015 and (ii) by geographical area of employment, during each of the last three fiscal years:

	2013	2014	2015
Matrix	6,518	7,260	7,644
Magic Software	1,302	1,181	1,203
Sapiens	938	1,017	1,573
Insync	-	650-	561
Total	8,758	10,108	10,981

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

As of April 30, 2016, none of our directors or officers owned any shares of our company (whether actual ordinary shares or shares issuable upon exercise of options), except for Mr. Guy Bernstein, our Chief Executive Officer, and Mr. Asaf Berenstin, as described below. None of the ordinary shares beneficially owned by Mr. Bernstein have voting rights different from those possessed by other holders of Formula’s ordinary shares.

At the current time, based on information he has provided to us, Mr. Guy Bernstein owns 260,040 of Formula’s ordinary shares, and furthermore holds the above 1,122,782  shares, which were issued ot him upon the exercise of options granted to him in March 2012 (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer”) and of which as of April 30, 2016, 596,478  are vested and the remainder are subject to restrictions.

At the current time, based on information he has provided to us, Mr. Asaf Berenstin owns 10,000 of Formula’s ordinary shares, which were granted to him in November 2014 (as described on Note 13(b)  to our consolidated financial statements contained elsewhere in this annual report) and of which as of April 30, 2016, 3,125 are vested and the remainder are subject to restrictions.

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

As of April 30, 2016, options to purchase 68,378  shares remain available for future grants under the 2011 Plan.

Option Plans of Our Subsidiaries

Our subsidiaries generally have share option plans pursuant to which qualified directors, employees and consultants may be granted options for the purchase of securities of the subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of Formula’s ordinary shares as of April 30, 2016 by each person known to us to be the beneficial owner of 5% or more of Formula’s ordinary shares based on information provided to us by our shareholders or disclosed in public filings with the SEC. Percentages expressed in the below table are based on 14,728,782 ordinary shares outstanding as of April 30, 2016 (which includes ordinary shares subject to restrictions and repurchase by us). Ordinary shares represented by ADSs are included both in the number of our outstanding ordinary shares and in determining the beneficial ownership of any particular shareholder or group of shareholders. None of the holders of the ordinary shares listed in the below table has voting rights different from other holders of Formula’s ordinary shares. Except where indicated otherwise, we believe, based on information furnished by these owners, that each of the beneficial owners of Formula’s shares listed below has sole investment and voting power with respect to such shares.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)
Asseco Poland S.A. (3)	6,823,602		46.3%
Guy Bernstein(4)	856,518		5.8%
Menora Mivtachim Holdings Ltd.(5)	757,552	(4)	5.2%
All directors and executive officers as a group (6 persons)	716,795	(6)	5.8%

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 14,728,782 ordinary shares issued and outstanding as of April 30, 2015.

(3)	Based on the Schedule 13D filed by Asseco with the SEC on December 6, 2010. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Includes 856.518 ordinary shares held in trust for Mr. Bernstein. In April 2010, Mr. Bernstein, the Company's Chief Executive Officer, exercised options to purchase 260,040 ordinary shares previously granted to him, in connection with his service agreement. In accordance with the terms of the grant, all 260,040 ordinary shares are currently deposited with a trustee and Mr. Bernstein is not permitted to vote or dispose of them until the shares are released from the trust, upon Mr. Bernstein’s request. Furthermore, in March 2012, concurrently with the amendment and extension of Mr. Bernstein’s service agreement, we approved a grant of options to him, exercisable for 1,122,782 ordinary shares, subject to certain vesting conditions. In June 2013, all 1,122,782 options were exercised into shares however they have been deposited per the grant agreement with a trustee. In accordance with the terms of that second option grant, the shares issuable upon exercise of the option have be deposited with a trustee and Mr. Bernstein will not be permitted to dispose of them until the shares are released from the trust, as described in the grant letter. Furthermore, Mr. Bernstein has granted a voting proxy to Asseco in respect of these ordinary shares. As of April 30, 2016, 596,478 of such ordinary shares have vested and may be released to Mr. Bernstein upon his request. Because of the foregoing limitations on voting and investment power, other than the 856,518 which may be released to Mr. Bernstein on request, none of the ordinary shares held by Mr. Bernstein are deemed to be beneficially owned by him.

(5)	Based on Amendment No. 2 to the Schedule 13G filed by Menora Mivtachim Holdings Ltd., or Menora Holdings on February 16, 2016. Menora Holdings is a holding company publicly-traded on the TASE. 61.986% of Menora Holdings’ outstanding shares are held directly and indirectly by the family of Menachem Gurevitch, 2.76% are held by other affiliates of Menora Holdings and 38.135% are publicly held. Such ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Menora Holdings, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(6)	Includes options held in trust for Guy Bernstein, our Chief Executive Officer, as described in Note 3 above and 3,125 shares, which is the vested portion of the aggregate of 10,000 restricted shares granted to Mr. Asaf Berenstin, as of April 30, 2016.

As of April 30, 2016, 14,728,782 ordinary shares were issued and outstanding, which excludes 24,780 ordinary shares that we purchased during 2002 and 543,840 that we purchased during 2011. On May 7, 2016, we had two shareholders of record, one of which was a United States record holder. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders (including shares represented by ADSs) are recorded in the name of our Israeli share registrar, Israel Discount Bank Limited’s registrar company. All of our ordinary shares (including shares represented by ADSs) have equal voting rights. However, under applicable Israeli law, the shares that we have repurchased and currently hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

As of April 30, 2016, 191,690  ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York Mellon, representing approximately 1.3% of our ordinary shares. As of that date, there were approximately 15 registered holders of our ADSs, of whom 12 record holders were United States residents. Such number of record holders is not representative of the actual number of beneficial holders of our ADSs in the United States.

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

Our undertaking for indemnification shall not apply to a liability incurred as a result of any of the following:

(i)	a breach by an office holder of his or her fiduciary duty, except, to the extent permitted by law, for a breach while acting in good faith and having reasonable cause to assume that the action was in our best interest;

(ii)	a grossly negligent or intentional violation of the office holder’s duty of care;

(iii)	an intentional action in which the office holder intended to reap a personal gain illegally;

(iv)	a fine, civil fine or financial sanction levied against and/or imposed upon the office holder;

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

Office Holders’ Insurance

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium Formula paid during 2015 was approximately $149,260.

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

Option Agreement with our Chief Executive Officer

For a description of the option agreement with our Chief Executive Officer, please see “Item 6.B. Compensation – Option Grants to, and Service Agreement with, Chief Executive Officer.”

Acquisition of Insseco

The description of our affiliated company Sapiens’ acquisition of Insseco from Asseco, the majority shareholder of our company, in August 2015, set forth in Item 4.A “History and Development of the Company— Capital Expenditures and Divestitures since January 1, 2013”, is incorporated by reference herein. Under the share purchase agreement for that acquisition, Asseco committed to assign all customer contracts to Insseco that relate to the intellectual property that Sapiens acquired as part of the acquisition. In the event that Asseco cannot obtain the consent of any customer to the assignment of its contract to Insseco, Asseco will hold that customer’s contract in trust for the benefit of Insseco. Under that arrangement, in 2015, Insseco invoiced Asseco in a back-to-back manner for all invoices issued by Asseco on Insseco’s behalf to customers under those contracts that were not yet assigned by Asseco to Insseco.

Services Obtained from Asseco

During 2015, Asseco provided back-office services to Sapiens wholly-owned subsidiary, Insseco, in an amount totaling approximately $1.7 million. Please see Note 12 to our audited consolidated financial statements included in Item 18 of this annual report for further information.

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

Export Sales

In 2015, 30.0 % of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see “Item 4.—Information on the Company— Business Overview— Geographical Distribution of Revenues.”

Legal Proceedings

In August 2009, a software company and one of its owners filed an arbitration proceeding against Magic Software and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs sought damages in the amount of approximately NIS 52.0 million (approximately $13.4 million). The arbitrator determined that both Magic Software and its subsidiary breached the non-disclosure agreement. In January 2015 the arbitrator rendered his ruling and determined that Magic Software should pay damages to the plaintiffs. The group’s Equity in gains of affiliated companies, net includes a net impact of $0.7 million resulting from the arbitration. In December 2015, the same software company filed a motion to appoint another arbitrator to the district court in Tel Aviv in order to sue Magic Software for additional damages. The court decided against Magic Software’s position, and appointed an arbitrator. In April 2016, Magic Software submitted a motion to overrule the District's court to the Supreme Court. Magic Software is now waiting for a decision.

On September 10, 2014, a motion for certification of a class action (together with a statement of claim) was filed by an alleged shareholder of Formula's subsidiary Matrix against Matrix and Matrix's directors and chief executive officer, and against Formula, as Matrix’s controlling shareholder. The motion included a claim for damages caused, according to the alleged shareholder, to the shareholders of Matrix as a result of the publication of financial statements that included misleading information, which, according to the applicant, have a significant impact on Matrix’s results of operations, a breach of the duty of disclosure under Israeli securities laws and negligent supervision over the financial statements, based on reports regarding the correction of errors discovered in the financial statements of Matrix. On January 13, 2015, the applicant filed an amended request, which included, among other things, a financial expert opinion and an increase to the amount of the claim in accordance with the above request, with the losses to the applicant estimated to be NIS 0.2 million and the losses of the entire group estimated to be NIS 41.0 million (approximately $ 10.5 million).   On January 26, 2016, a ruling of the court confirming the agreed withdrawal request which was submitted in October 2015, rejecting the plaintiff's personal claim, and ordered to delete the entire certificate request. The court also partially approved the agreement between the parties for payment of fees and reimbursement of expenses and attorneys` fees. The amounts are immaterial for the Company.

On August 27, 2015, a wholly-owned subsidiary of Sapiens was summoned to a hearing at a court in Amsterdam in connection with a claim initiated against it by one of its customers. Although the software system provided by the subsidiary has been used by the customer since 2008, the customer now claims that the software system furnished to the customer did not comply with the requirements of the customer and that the subsidiary failed to correct errors in the software systems in accordance with the service level agreement between the parties. The remedies sought by the customer are (i) termination of all contracts with the subsidiary and (ii) refund of all amounts paid by the customer to the subsidiary under the foregoing contracts plus damages in an aggregate amount of approximately €21.5 million.

As of the date of publication of these financial statements, Sapiens is examining together with its advisors the foregoing claim, the obligations of the subsidiary under the contracts with the customer (including limitations on liability thereunder) and the availability of insurance coverage with respect to the claim. Sapiens has included in its financial statements a provision which reflects the current estimate of the potential outcome of the foregoing claim.

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

In January 2016, Formula declared a cash dividend to its shareholders, to be paid in February 2016, of $0.34 per share. The aggregate amount distributed by Formula was approximately $5.0 million.

In June 2015, Formula declared a cash dividend to its shareholders, to be paid in August 2015, of $0.34 per share. The aggregate amount distributed by Formula was approximately $5.0 million.

In December 2014, Formula declared a cash dividend to its shareholders, to be paid in February 2014, of $0.535 per share. The aggregate amount distributed by Formula was approximately $7.9 million.

In June 2014, Formula declared a cash dividend to its shareholders to be paid in July 2014, of $0.48 per share. The aggregate amount distributed by Formula was approximately $7.1 million.

In December 2013, Formula declared a cash dividend to its shareholders, to be paid on February 2014, of $0.31 per share. The aggregate amount distributed by Formula was approximately $4.6 million.

In June 2013, Formula declared a cash dividend to its shareholders to be paid in July 2013, of $0.37 per share. The aggregate amount distributed by Formula was approximately $5.4 million.

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

In August 2010, Matrix ‘s board of directors decided to change Matrix dividend distribution policy whereby every year, Matrix will distribute a dividend at a rate of 75% (instead of 50% before) of its annual net income. The dividend is to be distributed on a quarterly basis.

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

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2016 (through April 30, 2016)	92.33	127.6	33.95	23.54
2015	136.2	81.00	35.64	20.47
2014	114.10	83.70	33.79	21.02
2013	94.99	57.89	26.64	16.22
2012	69.21	54.41	17.88	13.55
2011	75.57	65.61	19.78	17.17

Quarterly:
Second Quarter 2016 (through April 30, 2016)	127.6	123.00	33.95	30.00
First Quarter 2016	124.9	92.33	32.29	23.54
Fourth Quarter 2015	122.6	99.41	31.00	25.29
Third Quarter 2015	136.2	107.1	35.64	26.00
Second Quarter 2015	116.90	101.90	30.30	26.06
First Quarter 2015	106.80	81.00	27.98	20.47
Fourth Quarter 2014	99.96	83.70	27.41	21.02
Third Quarter 2014	105.00	89.90	29.85	25.89
Second Quarter 2014	114.10	98.19	33.79	28.56
First Quarter 2014	107.90	86.87	31.03	24.48
Fourth Quarter 2013	94.99	80.23	26.64	21.79
Third Quarter 2013	91.90	80.05	25.46	21.70
Second Quarter 2013	83.5	68.29	22.80	19.07
First Quarter 2013	71.17	57.89	19.50	16.22

Most Recent Six Months:
April 2016	127.60	114.00	33.95	30.00
March 2016	124.90	112.00	30.79	28.87
February 2016	121.10	96.11	30.50	24.56
January 2016	111.00	92.33	27.89	23.55
December 2016	111.50	99.41	28.44	25.29
November 2016	116.90	106.00	30.21	27.02

Price Range of American Depositary Shares

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the NASDAQ Global Select Market in U.S. dollars.

	U.S.$
	Price Per ADS
	High	Low
Annual:
2016 (through April 24, 2015)	33.95	23.54
2015	35.64	20.47
2014	33.79	21.02
2013	26.64	16.22
2012	17.88	17.04
2011	20.49	11.14

Quarterly:
Second Quarter 2015 (through April 30, 2015)	33.95	30.00
First Quarter 2015	32.29	23.54
Fourth Quarter 2014	31.00	25.29
Third Quarter 2014	35.64	26.00
Second Quarter 2015	30.30	26.06
First Quarter 2015	27.98	20.47
Fourth Quarter 2014	27.41	21.02
Third Quarter 2014	29.85	25.89
Second Quarter 2014	33.79	28.56
First Quarter 2014	31.03	24.48
Fourth Quarter 2013	26.64	21.79
Third Quarter 2013	25.46	21.70
Second Quarter 2013	22.80	19.07
First Quarter 2013	19.50	16.22

Most Recent Six Months:	33.95	30.00
April 2016	30.79	28.87
March 2016	30.50	24.56
February 2016	27.89	23.55
January 2016	28.44	25.29
December 2015	30.21	27.02
November 2015	28.44	25.29

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Under the Companies Law, unless otherwise provided in the articles or applicable law (including the Companies Law), all resolutions of the shareholders require a simple majority. Those matters that constitute exceptions to the simple majority approval rule under the Companies Law are described below in this Item 10.B under “—Approval of Certain Transactions Under the Companies Law.”

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

Please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Company Commitments” for a description of our loan agreement with an Israeli institutional investor and the terms of the debentures we issued in September 2015 and “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of our service agreement with our Chief Executive Officer, Mr. Guy Bernstein. Beyond those agreements, Formula is not party to, and has not been party to in the last two years, any material contract entered into outside of the ordinary course of business. In addition, while our subsidiaries are party and have been party in the last two years to numerous contracts with customers, resellers and distributors, such contracts are entered into in the ordinary course of business. Furthermore, we do not deem any other individual contract entered into by any of our subsidiaries outside of the ordinary course of business (such as investment or acquisition agreements) during the last two years to be material to us.

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

Israeli Resident Corporations

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate was 26.5% in 2015 and from 2016 and onwards is 25%.

Non-Israeli Residents

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate tax rate (26.5% in 2015 and 25% in 2016 and thereafter) or, if derived by an individual, at the rate of 25% (for assets other than shares that are listed on stock exchange – 20% for the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on stock exchange – 25% with respect to the portion of the gain generated up to December 31, 2011), if generated from the sale of an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2015).

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

In addition, a sale of shares by a non-Israeli resident may also be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, which we refer to as the U.S-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a and is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; (ii) the shareholder, if an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gain arising from such sale is attributable to a permanent establishment of the shareholder which is maintained in Israel. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Treaty does not provide such credit against any U.S. state or local taxes.

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

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares and ADSs (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a substantial shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the benefits period of benefit of an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15% (and 20% with respect to Preferred Enterprise), subject to certain conditions. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Beneficiary/ Preferred income).

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

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid for publicly traded shares, like our ordinary shares and ADSs, at the rate of 25% or 30% (if the dividend recipient is a substantial shareholder, at the time of distribution or at any time during the preceding 12-month period), or 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise (and 20% with respect to a Preferred Enterprise). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a substantial shareholder or not), and 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise (and 20% if the dividend is distributed from income attributed to a Preferred Enterprise), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). Under the U.S-Israel Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares and ADSs who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved or Beneficiary Enterprises, as applicable, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporate shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 810,720 for 2015, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2015.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2015. We currently expect that we will not be a PFIC in 2016. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our ordinary shares and ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares and ADSs in the event that we qualify as a PFIC.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate and Currency Exchange Rate Fluctuations; Impact of Inflation

In light of the nature of our activities, we invest our cash and cash equivalents primarily in short-term and long-term deposits. As of December 31, 2015, substantially all of the cash that we held was invested in dollar accounts bearing interest based on LIBOR, Euro accounts and NIS accounts bearing interest based on the Israeli prime rate. Given the current low interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings from our financial assets would be negligible, holding other variables constant.

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

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

An increase of 10% in the value of the NIS relative to the dollar in the year ended December 31, 2015 would have resulted in a net increase in the dollar reporting value of our total revenues of $45.2 million for that year, due primarily to the positive impact to our software services business line earned mainly in NIS which would outweigh the adverse impact to the profitability of our proprietary software products resulting from such an increase. On the other hand, a 10% decrease in value of the NIS relative to the dollar in the year ended December 31, 2015 would have caused a net decrease in the dollar reporting value of our total revenues of $ 34.8 million for that year, due primarily to the adverse impact on the revenues and profitability of our software services business line earned mainly in NIS which would outweigh the increase in dollar value of the proprietary software products business line expenses recorded in mainly in NIS.

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

Fluctuations in Market Price of Securities We Hold

We hold the securities of two subsidiaries and one affiliate—Matrix, Sapiens, and Magic Software, respectively— which are companies whose securities are listed for trading on the NASDAQ Global Market, NASDAQ Capital Market and/or the TASE. We consider these holdings as long-term holdings. We are exposed to the risk of fluctuation of the price of these companies’ securities. All of these publicly traded companies have experienced significant historical volatility in their stock prices. Fluctuations in the market price of our holdings in these companies may result in the fluctuation of the value of our assets. We typically do not attempt to reduce or eliminate our market exposure on these securities.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2015. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2015.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria set forth Internal Control—Integrated Framework (2013). Based on this assessment, our management concluded that, as of December 31, 2015, our internal control over financial reporting was effective.

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

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm in Israel, which has audited our financial statements for the year ended December 31, 2015 that are included in this annual report, has issued an attestation report on our management's assessment of our internal control over financial reporting as of December 31, 2015.

(c) Attestation Report of the Registered Public Accounting Firm. The attestation report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm in Israel, on our management's assessment of our internal control over financial reporting as of December 31, 2015 is provided on page F-3, as included under Item 18 of this annual report.

(d) Changes in Internal Control Over Financial Reporting. Based on the evaluation conducted by it, with the participation of our Chief Executive Officer and Chief Financial Officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2015, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions with respect to its requirements described in the above paragraph will be publicly disclosed by us via a report on Form 6-K in accordance with the regulations of the SEC. No such amendment has been adopted, nor waiver provided, by us during the fiscal year ended December 31, 2015.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (which we refer to as Kost Forer), for the years ended December 31, 2014 and December 31, 2015, respectively:

	2014	2015
	(U.S. dollars in thousands)
Audit Fees(1)	1,372	1,315
Tax Fees(2)	343	296
Total	1,715	1,611

(1)	The audit fees for the years ended December 31, 2014 and 2015 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.
(2)	Tax fees for the years ended December 31, 2014 and 2015 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

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

During 2014 and 2015, all audit and non-audit services were pre-approved by our audit committee in accordance with the policy and procedures.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted on the pages below:

Reports of Independent Registered Public Accounting Firm	F-2-F-4
Consolidated Balance Sheets	F-5-F-6
Consolidated Statements of Income	F-7
Consolidated Statements of Comprehensive Income	F-8
Consolidated Statements of Changes in Equity	F-9-F-10
Consolidated Statements of Cash Flows	F-11-F-14
Notes to Consolidated Financial Statements	F-15-F79
Additional Report of Independent Registered Public Accounting Firms	F-80

The audited financial statements of Sapiens International Corporation N.V. as of December 31, 2014 and 2015 and the three years ended December 31, 2015 are filed as part of this annual report, as noted on the pages below:

Report of Independent Registered Public Accounting Firm	F-2-F-4
Consolidated Balance Sheets	F-5-F-6
Consolidated Statements of Income	F-7
Consolidated Statements of Comprehensive Income	F-8
Consolidated Statements of Changes in Equity	F-9
Consolidated Statements of Cash Flows	F-10-F-11
Notes to Consolidated Financial Statements	F-12-F-40

The audited financial statements of Magic Software Enterprises Ltd. as of December 31, 2014 and 2015 and the three years ended December 31, 2015 are filed as part of this annual report, as noted on the pages below:

Report of Independent Registered Public Accounting Firm	F-2-F-4
Consolidated Balance Sheets	F-5-F-6
Consolidated Statements of Income	F-7
Consolidated Statements of Comprehensive Income	F-8
Consolidated Statements of Changes in Equity	F-9
Consolidated Statements of Cash Flows	F-10-F-12
Notes to Consolidated Financial Statements	F-13-F-53
Additional Reports of Independent Registered Public Accounting Firms	F-54

ITEM 19. EXHIBITS

Exhibit No.
1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan and amendment(5)
4.4	Formula Systems (1985) Ltd. Compensation Policy(6)
8	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kaiserer, a member of Ernst & Young Global*
15.2	Consent of KDA Audit Corporation*

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

(6) Incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on October 24, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Guy Bernstein	May 16, 2016
	Guy Bernstein	Date
Chief Executive Officer

FORMULA SYSTEMS (1985) LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCUNTING FIRM

To the Shareholders and the Board of Directors of

FORMULA SYSTEMS (1985) LTD.

We have audited the accompanying consolidated balance sheets of Formula Systems (1985) Ltd. and its subsidiaries (the "Company") as of December 31, 2014 and 2015 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total revenues of 3%, 1% and 0% for each of the years ended December 31, 2013, 2014 and 2015, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2014 and 2015 and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria) and our report dated May 16, 2016 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer
May 16, 2016	KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

FORMULA SYSTEMS (1985) LTD.

We have audited Formula Systems (1985) Ltd.'s ("Formula" or the "Company") internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015, and our report dated May 16, 2016 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer
May 16, 2016	KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2014*	2015
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$107,416	$132,603
Short-term deposits	6,454	11
Marketable securities (Note 4)	15,784	11,011
Trade receivables (net of allowances for doubtful accounts of $ 2,316 and $ 1,739 as of December 31, 2014 and 2015, respectively)	195,287	176,665
Other accounts receivable and prepaid expenses (Note 18a)	31,297	32,584
Inventories	2,259	4,610

Total current assets	358,497	357,484

LONG-TERM RECEIVABLES:
Marketable Securities (Note 4)	33,748	-
Deferred taxes (Note 17e)	17,901	13,164
Prepaid expenses and other accounts receivable	10,287	8,945

Total long-term receivables	61,936	22,109

INVESTMENTS IN AFFILIATED COMPANIES (Note 6)	169,143	451,433

SEVERANCE PAY FUND	65,322	54,631

PROPERTY, AND EQUIPMENT, NET (Note 7)	20,126	14,199

INTANGIBLE ASSETS, NET (Note 9)	76,870	4,920

GOODWILL (Note 8)	373,230	162,173

Total assets	$1,125,124	$1,066,949

*) Derived from the audited financial statements of the Company as of December 31, 2014, adjusted for the acquisition of Insseco (see note 1a).

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2014*	2015
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Liabilities to banks and other financial institutions (Note 18b)	$43,190	$59,069
Trade payables	52,693	58,105
Deferred revenue	34,556	25,335
Dividend payable	7,876	4
Employees and payroll accrual	63,172	51,390
Other accounts payable (Note 18c)	23,325	16,715
Liabilities in respect of business combinations	1,782	1,193

Total current liabilities	226,594	211,811

LONG-TERM LIABILITIES:
Liabilities to banks and other financial institutions (Note 10)	108,203	102,845
Debentures, net of current maturities (Note 11)	-	58,284
Other long term liabilities	6,204	-
Deferred taxes (Note 17e)	32,605	67,010
Deferred revenues	4,838	4,396
Liability in respect of business combinations	825	2,405
Liability in respect of capital lease	903	494
Accrued severance pay	77,975	67,409

Total long-term liabilities	231,553	302,843

COMMITMENTS AND CONTINGENCIES (Note 15)

REDEEMABLE NON-CONTROLLING INTEREST (Note 2d)	10,313	10,029

EQUITY (Note 16):
Formula Systems (1985) equity:
Share capital:
Ordinary shares of NIS 1 par value -
Authorized: 25,000,000 shares at December 31, 2014 and 2015
Issued: 15,287,402 at December 31, 2014 and 2015
Outstanding: 14,728,782 at December 31, 2014 and 2015	4,184	4,184
Additional paid-in capital	137,090	130,520
Accumulated earnings	249,998	318,688
Accumulated other comprehensive loss	(1,305)	(1,576)
Treasury shares (568,620 shares as of December 31, 2014 and 2015)	(259)	(259)

Total equity attributable to Formula Systems (1985) shareholders’	389,708	451,557
Non-controlling interests	266,956	90,709

Total equity	656,664	542,266

Total liabilities, redeemable non-controlling interest and equity	$1,125,124	$1,066,949

*) Derived from the audited financial statements of the Company as of December 31, 2014, adjusted for the acquisition of Insseco (see note 1a).

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2013	2014	2015
Revenues (Note 18g):
Proprietary software products and related services	$179,400	$11,131	$136,577
Software services	616,481	625,286	613,978

Total revenues	795,881	636,417	750,555

Cost of revenues:
Proprietary software products and related services	96,180	4,055	81,454
Software services	506,900	526,028	520,295

Total cost of revenues	603,080	530,083	601,749

Gross profit	192,801	106,334	148,806
Research and development costs, net	14,168	787	7,488
Selling, marketing, general and administrative expenses	117,877	70,517	94,722
Other expenses (income), net (Note 18e)	14	(5)	2

Operating income	60,742	35,035	46,594
Financial expenses, net (Note 18d)	6,236	4,866	8,254

Income before taxes on income	54,506	30,169	38,340
Taxes on income (Note 17g)	8,728	10,074	10,988

	45,778	20,095	27,352

Equity in gains of affiliated companies, net (Note 6)	60,683	74,590	65,096

Net income	106,461	94,685	92,448

Net income attributable to redeemable non-controlling interests	1,735	154	255
Net income attributable to non-controlling interests	24,039	13,698	18,488

Net income attributable to Formula Systems (1985) Shareholders	$80,687	$80,833	$73,705

Net earnings per share attributable to Formula Systems (1985) Shareholders (Note 18h)

Basic earnings per share	$5.88	$5.80	$5.24

Diluted earnings per share	$5.68	$5.59	$5.00

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015

Net income	$106,461	$94,685	$92,448

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	12,531	(15,081)	(2,817)
Unrealized gain from derivative instruments, net	143	-	-
Unrealized gain from available-for-sale securities, net	170	119	13
Realized gain from foreign currency translation adjustments	-	15,606	1,856
Losses net reclassified into earnings from marketable securities	-	-	(333)
Equity in other comprehensive (loss) of affiliated companies, net	-	(7,718)	554

Total other comprehensive income (loss), net of tax	12,844	(7,074)	(727)

Total Comprehensive income	119,305	87,611	91,721

Comprehensive income attributable to redeemable non-controlling interests	1,735	154	255

Comprehensive income attributable to non-controlling interests	30,794	6,918	18,032

Comprehensive income attributable Formula Systems (1985) shareholders	$86,776	$80,539	$73,434

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other	Treasury	Non-
	Share Capital		paid-in	Retained	comprehensive	shares	controlling	Total
	Number	Amount	capital	earnings	Loss	(cost)	interests	Equity

Balance as of January 1, 2013	13,596,000	3,876	132,767	113,427	(7,100)	(259)	221,243	463,954

Net Income	-	-	-	80,687	-	-	24,039	104,726
Other comprehensive income	-	-	-	-	6,089	-	6,755	12,844
Stock-based Compensation expenses (Note 12a)	-	-	1,988	-	-	-	1,990	3,978
Exercise of employees stock options (Note 12a)	1,122,782	305	(302)	-	-	-	-	3
Non-controlling interests changes due to holding changes, including exercise of employees stock options and repurchase of shares by subsidiaries	-	-	(715)	-	-	-	(80,677)	(81,392)
Acquisition of non-controlling interests	-	-	(1,413)	-	-	-	(1,377)	(2,790)
Dividend to Formula's shareholders	-	-	-	(10,009)	-	-	-	(10,009)
Dividend to non- controlling interests in subsidiaries	-	-	-	-	-	-	(15,159)	(15,159)

Balance as of December 31, 2013	14,718,782	4,181	132,325	184,105	(1,011)	(259)	156,814	476,155

Net Income	-	-	-	80,833	-	-	13,698	94,531
Other comprehensive income	-	-	-	-	(15,900)	-	(6,780)	(22,680)
Stock-based Compensation expenses (Note 12a)	-	-	4,676	-	-	-	307	4,983
Exercise of employees stock options (Note 12a)	10,000	3	(3)	-	-	-	-	-
Non-controlling interests changes due to holding changes, including exercise of employees stock options and repurchase of shares by subsidiaries	-	-	(361)	-	-	-	728	367
Acquisition of non-controlling interests	-	-	(599)	-	-	-	(658)	(1,257)
Consolidation of affiliate (Sapiens)					5,115		178,863	183,978
Deconsolidation of subsidiary (Magic)	-	-	-	-	10,491	-	(65,670)	(55,179)
Dividend to Formula's shareholders	-	-	-	(14,940)	-	-	-	(14,940)
Dividend to non- controlling interests in subsidiaries	-	-	-	-	-	-	(11,391)	(11,391)

Balance as of December 31, 2014	14,728,782	4,184	136,038	249,998	(1,305)	(259)	265,911	654,567

Adjustment for acquisition under common control	-	-	1,052	-	-	-	1,045	2,097

Balance as of December 31, 2014 *)	14,728,782	4,184	137,090	249,998	(1,305)	(259)	266,956	656,664

*) Derived from the audited financial statements of the Company as of December 31, 2014, adjusted for acquisition of Insseco (see note 1a).

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		Other	Treasury	Non-
	Share Capital		paid-in	Retained	comprehensive	shares	controlling	Total
	Number	Amount	capital	earnings	Loss	(cost)	interests	Equity

Balance as of December 31, 2014 *)	14,728,782	4,184	137,090	249,998	(1,305)	(259)	266,956	656,664

Net Income	-	-	-	73,705	-	-	18,488	92,193
Other comprehensive loss	-	-	-	-	(1,153)	-	(1,397)	(2,550)
Stock-based Compensation expenses (Note 12a)	-	-	2,992	-	-	-	2,081	5,073
Non-controlling interests changes due to holding changes, including exercise of employees stock options	-	-	(3,399)	-	-	-	4,956	1,557
Acquisition of non-controlling interests	-	-	(68)	-	-	-	(292)	(360)
Dividend to Formula's shareholders	-	-	-	(5,015)	-	-	-	(5,015)
Dividend to non- controlling interests in subsidiaries	-	-	-	-	-	-	(13,432)	(13,432)
Transaction with non-controlling interests in affiliate's subsidiary	-	-	(781)	-	-	-	-	(781)
Distribution to parent for a business acquisition under common control	-	-	(5,314)	-	-	-	(5,501)	(10,815)
Deconsolidation of subsidiary (Sapiens)	-	-	-	-	882	-	(181,150)	(180,268)

Balance as of December 31, 2015	14,728,782	4,184	130,520	318,688	(1,576)	(259)	90,709	542,266

	Year ended December 31,
	2013	2014	2015

Accumulated unrealized gain from available-for-sale securities	$468	$592	$273
Accumulated foreign currency translation adjustments	(1,863)	322	(184)
Accumulated share of other comprehensive income of equity affiliates, net of tax	384	(2,219)	(1,665)

Accumulated other comprehensive loss	$(1,011)	$(1,305)	$(1,576)

*) Derived from the audited financial statements of the Company as of December 31, 2014, adjusted for acquisition of Insseco (see note 1a).

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015

Cash flows from operating activities:

Net income	$106,461	$94,685	$92,448
Adjustments to reconcile net income to net cash provided by operating activities:
Gain derived from deconsolidation of subsidiary, consolidation of newly-consolidated subsidiaries and equity in Gains of affiliated companies	(60,684)	(90,859)	(64,123)
Impairment of other investments	-	464	-
Depreciation and amortization	24,349	8,962	17,561
Changes in value of debentures	670	-	103
Decrease (increase) in accrued severance pay, net	(1,645)	(134)	1,084
Loss (gain) from sale of property, plants and equipment	15	-	-
Stock-based compensation expenses	3,978	4,983	5,073
Changes in value of long term loans and deposits, net	21	(6,168)	(152)
Changes in deferred taxes, net	728	14,393	(991)
Change in liability in respect of business combinations	(845)	(3,344)	513
Gain from sale and increase in value of marketable securities classified as trading	(472)	(397)	(114)
Amortization of premium and accrued interest on marketable securities	-	-	(289)
Realized gain from sale of available for sale securities	-	-	(303)
Cancelation of redeemable non-controlling interests’ put option	-	-	(390)
Increase in inventories	(128)	(153)	(2,368)
Increase in trade receivables	(5,658)	(13,595)	(12,603)
Increase in other current and long-term accounts receivable	(9,113)	(5,678)	(1,731)
Increase in trade payables	3,324	5,331	9,356
Increase in other accounts payable and employees and payroll accrual	2,515	848	10,974
Increase in deferred revenues	5,035	7,335	348

Net cash provided by operating activities	68,551	16,673	54,396

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015
Cash flows from investing activities:

Payments for business acquisitions, net of cash acquired (Appendix C)	(13,253)	(8,412)	(7,614)
Purchase of controlling interest in an affiliated company, net of cash acquired (Appendix D)	-	42,442	-
Changes due to deconsolidation and realization of investments in previously-consolidated subsidiaries (Appendix E)	(31,105)	(37,374)	(45,162)
Changes in restrictions on short term deposit	(193)	(87)	(1,395)
Purchase of property and equipment	(6,868)	(4,038)	(5,427)
Proceeds from sale of (investment in) marketable securities, net	(1,519)	218	(716)
Proceeds from sale of property, plants and equipment	102	-	-
Investment in and loans to affiliates and other companies	-	(7,613)	(3,732)
Dividends from affiliated company	-	1,891	3,544
Changes in short term deposits, net	(597)	(6,141)	6,441
Capitalization of software development and other costs	(9,899)	(703)	(4,391)

Net cash used in investing activities	(63,332)	(19,817)	(58,452)

Cash flows from financing activities:

Exercise of employees stock options in subsidiaries	3,036	166	1,557
Dividend paid to non-controlling interests and redeemable non-controlling interests in subsidiaries	(16,648)	(12,131)	(13,986)
Dividend to Formula's shareholders	(5,444)	(11,629)	(12,890)
Short-term bank credit, net	2,301	5,572	5,702
Repayment of long-term loans from banks and others	(17,586)	(25,119)	(26,868)
Proceeds from long term loans	21,493	91,706	32,160
Proceeds from issuance of Series A and Series B debentures	-	-	58,556
Purchase of non-controlling interests and redeemable non-controlling interests	(4,447)	(1,727)	(360)
Cash paid in conjunction with acquisitions of activities	(3,863)	(14,840)	(1,280)
Repayment of capital lease	(456)	(445)	(399)
Repayment of debenture	(16,792)	-	-
Distribution to ultimate parent for a business acquisition under common control	-	-	(6,350)

Net cash provided by (used in) financing activities	(38,406)	31,553	35,842

Effect of exchange rate changes on cash and cash equivalents	4,072	(3,116)	(6,599)

Increase (decrease) in cash and cash equivalents	(29,115)	25,293	25,187
Cash and cash equivalents at beginning of year	111,238	82,123	107,416

Cash and cash equivalents at end of year	$82,123	$107,416	$132,603

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

		Year ended December 31,
		2013	2014	2015
A.	Supplemental cash flow information:
	Cash paid in respect of:
	Interest	4,808	5,400	6,044

	Income tax	14,371	14,467	17,070

B.	Non-cash activities:
	Dividend payable to Formula’s shareholders	-	7,876	-
	Purchase of property and equipment	2,780	-	-

C.	Acquisition of newly-consolidated subsidiaries and activities, net of cash acquired:

	Assets and liabilities of subsidiaries consolidated as of acquisition date:
	Working capital (other than cash and cash equivalents)	(1,534)	(4,400)	(892)
	Property and equipment	(78)	(92)	(228)
	Goodwill and intangible assets	(16,891)	(5,778)	(11,611)
	Other long-term assets	-	-	(134)
	Liabilities to banks	-	-	47
	Long-term liabilities	5,038	659	1,653
	Deferred tax liability, net	212	408	425
	Liability to formerly shareholders	-	791	2,692
	Redeemable non-controlling interests at acquisition date	-	-	434

	Total	(13,253)	(8,412)	(7,614)

D.	Purchase of controlling interests in an affiliated company, net of cash acquired:

	Assets and liabilities of subsidiaries consolidated as of acquisition date:
	Working capital (other than cash and cash equivalents)	-	4,873	-
	Marketable securities	-	(33,098)	-
	Other long-term assets and deferred expenses	-	(2,554)	-
	Property and equipment	-	(4,763)	-
	Goodwill and intangible assets	-	(287,441)	-
	Long-term liabilities	-	7,449	-
	Deferred tax liability , net	-	8,616	-
	Investment in affiliated company	-	161,810	-
	Redeemable non-controlling interests at acquisition date	-	159	-
	Non-controlling interests at acquisition date	-	178,863	-
	Adjustment to other comprehensive gain	-	5,115	-
	Gain from purchase of controlling interests in an affiliated company,	-	3,413	-

	Total	-	42,442	-

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

		Year ended December 31,
		2013	2014	2015
E.	Changes due to deconsolidation and realization of investments in previously-consolidated subsidiaries:

	Working capital (other than cash and cash equivalents)	(12,114)	18,720	(11,554)
	Marketable securities	-	-	39,917
	Property and equipment	4,085	1,849	5,749
	Other assets, deferred expenses and long term payables	571	(3,954)	1,062
	Long-term liabilities	-	-	(9,687)
	Deferred tax liability (asset), net	-	(1,578)	42,854
	Goodwill and intangible assets	160,960	94,135	286,590
	Liabilities to banks	-	(3,172)	-
	Redeemable non-controlling interests at loss of control date	-	(2,806)	(242)
	Non-controlling interests at loss of control date	(84,228)	(65,769)	(181,150)
	Investment in affiliated company presentation due to loss of control	(158,592)	(168,810)	(275,951)
	Adjustment to other comprehensive (loss) gain	(2,951)	10,491	881
	Gain from realization of investments in subsidiaries	61,164	83,520	56,369

	Total	(31,105)	(37,374)	(45,162)

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

Formula, through its subsidiaries and affiliates (collectively, the "Company" or the "Group") is engaged in providing software services, proprietary and non-proprietary software solutions, software product marketing and support, computer infrastructure and integration solutions and learning and integration. The Group operates through four directly held subsidiary and affiliated companies: Matrix IT Ltd. ("Matrix"); Magic Software Enterprises Ltd. ("Magic"), Sapiens International Corporation N.V ("Sapiens") and, InSync Staffing Solutions, Inc (“Insync”).

Sapiens:

On November 19, 2013, Sapiens completed a follow-on public offering of its common shares on the NASDAQ. Sapiens issued 6,497,400 shares at a price of $ 6.25 per share before issuance expenses. Total net proceeds from the issuance amounted to approximately $ 37,791. As a result of the offering, Formula’s interest in Sapiens' outstanding common shares was diluted from 56.8% to 48.6%. Formula's investment in Sapiens following the dilution was measured under the equity method of accounting due to loss of control in Sapiens in accordance with Financial Accounting Standards Board ("FASB”) Accounting Standards Codification ("ASC") 810, Consolidation. The gain recognized in relation of Formula’s loss of control in Sapiens and the related re-measurement of the investment to fair value amounted to $ 61,164 and is presented in the income statement as equity in gains of affiliated companies, net (see additional information in note 3a).

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

From December 23, 2014 until September 30, 2015, Sapiens issued 1,077,003 shares following exercise of options by Sapiens employees that resulted in Formula’s interest in Sapiens' outstanding common shares being diluted from 50.2% to 49.1%. Formula's investment in Sapiens following the dilution was measured under the equity method of accounting due to loss of control in Sapiens in accordance with ASC 810. The gain, net of tax, recognized in relation of Formula’s loss of control in Sapiens and the related re-measurement of the investment to fair value amounted to $ 56,369 and is presented in the income statement as equity in gains of affiliated companies, net (see additional information in note 3a).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

On August 18, 2015 (the “Acquisition Date”), Sapiens consummated the acquisition from Asseco of all issued and outstanding shares of Insseco Sp. Z O.O. (“Insseco”). Asseco was the ultimate parent company of Sapiens, through Asseco’s holdings in Formula, which has been the direct parent company of Sapiens in effective from December 23, 2014 and until September 30, 2015. Insseco is a newly established company into which Asseco had transferred all of its Polish insurance employees, certain fixed assets, certain customer contracts and certain software, including intellectual property rights.

The acquisition of Insseco from Asseco, which is the ultimate parent company of Sapiens is a transaction between entities under common control, and therefore accounted for under the pooling of interest method in accordance with ASC 805, Business Combinations. Under the pooling-of-interests method, combination between two businesses under common control is accounted for at carrying amounts with retrospective adjustment of prior period financial statements. As the common control commenced on December 23, 2014, the balance sheets as of December 31, 2014 of Sapiens and, as such, of Formula were adjusted to reflect the carrying amounts combination between Sapiens and Insseco. The results of Sapiens and of Formula for the twelve-month period ended December 31, 2015 were also adjusted to reflect the combination with Insseco, accordingly.

Under the pooling-of-interests method, the equity accounts of the combining entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction (i.e., distribution to parent company). As opposed to the purchase method of accounting, no intangible assets are recognized in the transaction, other than those existed in the combining entities and no goodwill is recognized as a result of the combination.

The application of the pooling-of-interests method with respect to the acquisition of Insseco increased the total assets, liabilities and equity as of December 31, 2014 by $ 4,385, $ 2,288, and $ 2,097, respectively. Revenues, pretax income and net income of Insseco for the twelve month period ended December 31, 2015, which are included in the consolidated statements of income amounted to $ 7,780, $ 718 and $ 578, respectively. (see additional information in note 3a).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Magic:

On March 5, 2014, Magic completed a follow-on public offering of its ordinary shares on the NASDAQ. Magic issued 6,900,000 shares at a price of $ 8.50 per share before issuance expenses. Total net proceeds from the issuance amounted to $ 54,726. As a result of the offering, Formula’s interest in Magic’s outstanding ordinary shares was diluted from 51.6% to 45.0%. Formula's investment in Magic following the dilution was measured under the equity method of accounting due to loss of control in Magic in accordance with ASC 810. The gain recognized in relation of Formula’s loss of control in Magic and the related re-measurement of the investment to fair value amounted to $ 83,520 offset by $ 16,361 of deferred tax expenses, both presented in the income statement as equity in gains of affiliated companies, net.

For a description of the Company's operations, see Note 18f.

b.	The following table presents certain information regarding the control and ownership of Formula's significant subsidiaries and affiliates, as of the dates indicated (the list consists only of active companies that are held directly by Formula):

	Percentage of ownership and control
	December 31,
	2014	2015
Name of subsidiary (affiliate)

Matrix	50.18	50.04
Magic(1)	45.14	46.40
Sapiens(2)	50.16	49.13
Insync	90.09	90.09

1)	From March 5, 2014 until December 31, 2015 Magic's results of operations were reflected in the Company's results of operations using the equity method of accounting.

2)	From November 19, 2013 until December 23, 2014 and from September 30, 2015 until December 31, 2015, Sapiens' results of operations were reflected in the Company's results of operations using the equity method of accounting.

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

c.	Financial statements in United States dollars

The currency of the primary economic environment in which the operations of Formula and certain of its subsidiaries are conducted is the U.S. dollar (the "dollar"); thus, the dollar is the functional currency of Formula and certain subsidiaries. Formula's and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with the ASC 830, "Foreign Currency Matters". All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate. For those subsidiaries whose functional currency is not the dollar, all balance sheet amounts have been translated using the exchange rates in effect at each balance sheet date. Statement of income amounts have been translated using the average exchange rate prevailing during each year. Such translation adjustments are reported as a component of other comprehensive income (loss) in equity.

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

A change in the parent’s ownership interest in a subsidiary that causes a loss of control results in a deconsolidation of the subsidiary. Gain or loss is recognized upon the deconsolidation of a subsidiary, as the difference between (1) the sum of the fair value of any consideration received, the fair value of any retained non-controlling investment in the former subsidiary at the date the subsidiary is deconsolidated, and the carrying amount of any non-controlling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the non-controlling interest) at the date the subsidiary is deconsolidated, and (2) the carrying amount of the former subsidiary's assets and liabilities.

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

Non-controlling interests of subsidiaries represent the non-controlling share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Redeemable non-controlling interests are classified as mezzanine, separate from permanent equity, on the consolidated balance sheets and measured at each reporting period at the higher of their redemption amount or the Non-controlling interest book value, in accordance with the requirements of ASC 810 "Consolidation" and ASC 480-10-S99-3A, "Distinguishing Liabilities from Equity". Certain of the Redeemable non-controlling interests, with a fair value of $ 9,416 as of December 31, 2015, are subject to immediate exercise.

The following table provides a reconciliation of the redeemable non-controlling interests:

January 1, 2015	$10,313
Net income attributable to redeemable non-controlling interests	255
Cancelation of redeemable non-controlling interests’ put option	(389)
Dividend paid to redeemable non-controlling interest	(322)
Foreign currency translation adjustments	(20)
Change due to loss of control in subsidiary	(242)
Increase in redeemable non-controlling interests as part of acquisitions	434

December 31, 2015	$10,029

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Cash and cash equivalents

Cash and cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired. Cash and cash equivalent includes amounts held primarily in New-Israeli Shekel, U.S. dollars, Euro and British Pound.

f.	Short-term and restricted deposits

Short-term deposits include deposits with original maturities of more than three months and less than one year at the date acquired. Such deposits are presented at cost (including accrued interest) which approximates their fair value. Restricted deposits include deposits used to secure certain subsidiaries’ ongoing projects and credit lines from banks as well as, security deposits with respect to leases.

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

The Company recognizes an impairment charge when a decline in the fair value of an investment that falls below the cost basis is determined to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in “net gain on sale of marketable securities previously impaired” in the statements of income and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During 2015 and 2014 the Company did not recognize an impairment charge as the decline in fair value of its investment in marketable securities is not judged to be other-than-temporary.

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

Under the equity method, the investment in an affiliate is presented at cost with the addition of post-acquisition changes in the Group's share of net assets, including other comprehensive income of the affiliate. Profits and losses resulting from transactions between the Group and an affiliate are eliminated to the extent of the interest in the affiliate. The equity method is applied until the loss of significant influence or classification as an asset held-for-sale.

Management evaluates investments in equity investees for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates various indicators for other-than-temporary declines and evaluates financial information (e.g. Share price in the market, budgets, business plans, financial statements, etc.).

As of December 31, 2015, the carrying amount of the investment in Magic exceeded its market value. In order to demonstrate that other-than-temporary impairment of the investee has not occurred, the Company considered the financial condition and near-term prospects of Magic as well as the Company's intent and ability to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value. In addition the Company used the Income Approach, which utilizes a discounted cash flow model, to determine the fair value of Magic, based on which Magic's fair value exceeded its carrying amount by 11%, therefore, during 2015, no impairment loss was recognized. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. With respect to the assumptions used, management believes that reasonably possible changes in the key assumptions would not change the Company's conclusion.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of the Company and of its affiliates are prepared as of the same dates and periods. The accounting policies applied in the financial statements of the Company’s affiliates are uniform and consistent with the policies applied in the financial statements of the Company.

Losses of an affiliate in amounts which exceed its equity are recognized by the Company to the extent of its investment in the affiliate plus any losses that the Company may incur as a result of a guarantee or other financial support provided in respect of the affiliate. For this purpose, the investment includes long-term receivables (such as loans granted) for which settlement is neither planned nor likely to occur in the foreseeable future.

j.	Property, plant and equipment, net

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	7-33 (mainly 33%)
Office furniture and equipment	6-20
Motor vehicles	15
Buildings	2-4
Leasehold improvements	Over the shorter of the lease term (including option terms that are deemed to be reasonably assured) or useful economic life

k.	Research and development costs

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

Costs incurred between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 4-7 years).

The Group assesses the recoverability of its intangible assets on a regular basis by determining whether the amortization of the asset over its remaining economical useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2013, 2014 and 2015, no unrecoverable amounts were identified.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Other intangible assets

Other intangible assets are comprised mainly of customer-related intangible assets, backlogs, brand names, capitalized courses development costs and acquired technology and Patent, and are amortized over their economic useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The useful life of intangible assets is as follows:

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

As required by ASC 820, "Fair Value Measurements and disclosures" the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups). During each of the years ended December 31, 2013, 2014 and 2015, no impairment was identified.

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

As of December 31, 2015, and following Sapiens deconsolidation from November 19, 2013 until December 23, 2014 and from September 30, 2015, Magic’s deconsolidation on March 5, 2014 and Insync’s consolidation on April 1, 2014, the Company operated through 6 reporting units. As of December 31, 2014, the Company operated through 9 reporting units.

The Company performed annual impairment tests as of December 31, 2013, 2014 and 2015 and did not identify any impairment losses for any of the Company’s reporting units.

In 2013, Sapiens was accounted for under the equity method –see Note 1(a). In 2014, since the company consolidated Sapiens on December 23, 2014, no impairment test was required. As of December 31, 2015, Sapiens was accounted for under the equity method –see Note 1(a).

Magic operates in two reporting units. The Company adopted the provisions of ASU 2011-08 for Magic's reporting units, for its annual impairment test in 2013. This analysis determined that no indicators of impairment existed primarily because (1) Magic's market capitalization was consistently substantially in excess of its book value, (2) the reporting units’ overall financial performance has been stable or improving, and (3) forecasts of operating income and cash flows generated by the reporting units' appear sufficient to support the book values of the net assets of each reporting unit.

As of December 31, 2014 and 2015, Magic was accounted for under the equity method –see Note 2(i).

Matrix – In 2013, 2014 and 2015, the Company performed step one of the quantitative impairment test for each of Matrix's reporting units. The Company compared the fair value of the reporting units to the carrying value of net assets allocated to each of the reporting units. Since the fair value of each of the reporting units exceed the carrying value of the net assets allocated, to each of the reporting units, no further testing was required and no goodwill impairment was recorded.

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

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Severance pay

Formula's and its Israeli subsidiaries' and affiliates’ obligations for severance pay with respect to their Israeli employees (for the period for which the employees were not included under Section 14 of Israel's Severance Pay Law, 1963 (the "Severance Pay Law")) is calculated pursuant to the Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date, and are presented on an undiscounted basis (referred to as the "Shut Down Method"). Employees are entitled to one month's salary for each year of employment or a portion thereof. The obligation for all of its Israeli employees is covered in part by managers' insurance policies, for which Formula and its Israeli subsidiaries and affiliates make monthly deposits with insurance policies and pension funds (the “plan assets"). Plan assets are comprised of assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to Formula's own creditors and cannot be returned directly to Formula. The Plan assets include profits (losses) accumulated up to the balance sheet date. The Plan assets may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or employment agreements. The value of the Plan assets is based on the cash-surrendered value of these policies and is recorded as an asset on the Company's consolidated balance sheets.

Formula's and its Israeli subsidiaries' and affiliates defined with certain of their Israeli employees’ contribution plans pursuant to Section 14 of the Severance Pay Law, such that their contributions for severance pay shall be instead of their severance liability. Upon contribution of the full amount of the employee's monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the respective Group entity to its employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

Deposits under Section 14 are not recorded as an asset on the Company's balance sheet.

Total expenses in respect of severance pay for the years 2013, 2014 and 2015 were $ 13,136, $ 11,070 and $ 12,525, respectively.

q.	Revenue Recognition

The Group derives its revenues primarily from the sale of information technology (or “IT”) services which also include sale of: non-proprietary software products, including maintenance, integration and infrastructure, outsourcing, training and deployment. In addition, the Group generates revenues from licensing the rights to use its proprietary software, provision of related IT professional services (which may or may not be considered essential to the functionality of the software license), related maintenance and technical support, as well as implementation and post-implementation consulting services.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from IT services are generally recognized in accordance with ASC 605, "Revenue Recognition" and Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" when IT service is provided and the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Group generally considers all arrangements with payment terms extending beyond a minimum of six or a maximum of twelve months from the delivery of the elements not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met

Revenues from the sale of products are recognized after all the significant risks and rewards of ownership of the products have been transferred to the buyer, the Group does not retain any continuing management involvement that is associated with ownership and does not retain the effective control of the sold products, the amount of revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

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

Maintenance and support includes annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. The right for unspecified upgrades for new versions and enhancements on a when-and-if-available basis do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered.

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

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of each of December 31, 2014 and 2015, no estimated losses were identified.

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

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Income taxes

The Group accounts for income taxes in accordance with ASC 740, "Income Taxes." This codification prescribes the use of the "liability" method, whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Formula and its subsidiaries and affiliates provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Group utilizes a two-step approach for recognizing and measuring uncertain tax positions accounted for in accordance with an amendment of ASC 740 "Income Taxes." The first step is to evaluate a tax position taken or expected to be taken in a tax return by determining whether the weight of available evidence indicates that it is more likely than not that, based on its technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (commutative basis) likely to be realized upon ultimate settlement with the tax authorities. The Group accrued interest and penalties related to unrecognized tax benefits in its provisions for income taxes.

s.	Basic and diluted net earnings per share

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year plus dilutive potential equivalent of ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share".

t.	Treasury shares

Repurchased ordinary shares are held as treasury shares. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

u.	Concentration of credit risk

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

The Group’s marketable securities include investments in commercial and government bonds and foreign banks. The Group's marketable securities are considered to be highly liquid and have a high credit standing. In addition, managements of the Group’s subsidiaries and affiliates limit the amount that may be invested in any one type of investment or issuer, thereby reducing credit risk concentrations and consider their portfolios in foreign banks to be well-diversified (also refer to Note 4).

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

The Group maintains an allowance for doubtful accounts receivable based upon management's experience and estimate of collectability of each outstanding invoice. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The bad debt expense net for the years ended December 31, 2013, 2014 and 2015 was $ 1,926, $ 1,119 and $ 388 respectively. The risk of collection associated with accounts receivable is mitigated by the diversity and number of customers.

From time to time, the Group transfers financial assets by factoring of accounts receivable and credit card vouchers to a financial institution. ASC 860, "Transfers and Servicing," establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. Certain underlying conditions must be met for the transfer of financial assets to qualify for accounting as a sale. All sales of receivable were closed during the years and as so there are no outstanding sales of receivables as of December 31, 2013, 2014 and 2015.

The agreements pursuant to which the Company sells certain of its trade receivables are structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company's other assets, and presumptively puts the receivable beyond the legal reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (iv) eliminates the Company's effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

From time to time, the Group enters into foreign exchange forward and option contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to offset a portion of the Company's non-dollar currency exposure (see Note 2y below).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Stock-based compensation

The Group accounts for share-based compensation in accordance with ASC 718, "Compensation - Stock Compensation." which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of income.

The Group measures and recognizes compensation expense for share-based awards based on estimated fair values on the date of grant using the Binomial option-pricing model (the "Binomial model"). The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

Stock based compensation expenses recorded on the subsidiaries' level are presented in non-controlling interests.

The fair value for Formula's subsidiaries' share options granted to employees and directors was estimated using the following weighted-average assumptions:

Magic (the Binomial model):

	Year ended December 31,
	2013	2014

Contractual term of up to	10 years	10 years
Expected volatility	32%-59%	32% - 59%
Dividend yield	0%	0%
Risk-free interest rate(1)	0.1%-2.6%	0.1%-2.6%

Suboptimal exercise multiple(2) (employees)	2	-
Suboptimal exercise multiple(2) (executives)	2	2

1)	The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options.

2)	The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. This factor is estimated based on employees' historical option exercise behavior.

There were no grants by Magic during 2015.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Sapiens (the Binomial model):

	Year ended December 31,
	2013	2014	2015

Contractual life	6 years	6 years	6 years
Expected exercise factor (weighted average)	1.5-2	1.5-2	1.5
Dividend yield	0%	0%	0%
Expected volatility (weighted average)	54.3%	48.9%	43.0%-44.1%
Risk-free interest rate	1.0%-2.1%	1.8-1.9%	1.6%-1.8%

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

Matrix (the Binomial model):

There were no grants by Matrix during 2013 and 2014. During 2015, Matrix granted 2,150,000 options. The fair value of those options was estimated by using the following assumptions under the Binomial model:

2015

Contractual term of up to	5 years
Dividend yield	0%
Expected volatility	19% - 22%
Risk-free interest rate(1)	0.08% - 1.31%
Expected exercise factor (2)	1.3

1)	The risk-free interest rate is based on the yield from Nominal Israeli Government bonds (“Shachar”) with an equivalent term to the contractual term of the options.

2)	The Expected exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. This factor is estimated based on employees' historical option exercise behavior.

Insync (the Binomial model):

In February 2015, Insync’s board of directors awarded its chief executive officer 11 restricted shares (the “restricted shares”). These restricted shares vest on a quarterly basis over one year, commencing on February 2, 2015 and concluding on February 2, 2016. Total fair value of the grant was calculated based on Insync’s valuation as of January 1, 2015 and equaled to $ 44 ($ 4 per share).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Formula (the Binomial model):

For grants to Formula's employees - see Note 13.

w.	Derivatives instruments

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

ASC 815, "Derivatives and Hedging," requires companies to recognize all of their derivative instruments as either assets or liabilities on their balance sheet at fair value. Derivative instruments that are designated and qualify as hedges of forecasted transactions (i.e., cash flow hedges) are carried at fair value with the effective portion of a derivative's gain or loss recorded in other comprehensive income and subsequently recognized in earnings in the same period or periods in which the hedged forecasted transaction affects earnings. For derivative instruments that are not designated and qualified as hedging instruments, the gains or losses on the derivative instruments are recognized in current earnings during the period of the change in fair values.

The derivative instruments used by Group are designed to reduce the market risk associated with the exposure of its underlying transactions to fluctuations in currency exchange rates.

Magic has instituted a foreign currency cash flow hedging program, in order to hedge against the risk of overall changes in future cash flows. From time to time, Magic hedges portions of its forecasted expenses denominated in NIS with currency forward contracts and put and call options. These forward and option contracts are designated as cash flow hedges. Matrix's and Sapiens' transactions, however, did not qualify as hedging instruments under ASC 815 "Derivatives and hedging" and as such resulted in recognition of gains or losses related to the transactions as financial income or expense in the consolidated statements of income.

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

At December 31, 2014 and 2015, the Group did not have any cash flow hedges.

In 2013, the ineffective net gain (loss) and amounts related to derivatives not classified as hedging recognized in the statements of income were $ 139.

x.	Comprehensive income (loss)

The Group accounts for comprehensive income (loss) in accordance with ASC 220 "Comprehensive Income." This codification establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income (loss) relate to gain and loss on foreign currency translation adjustments, unrealized gain and loss on derivatives instruments designated as a hedge, and unrealized gain and loss on available-for-sale marketable securities.

y.	Fair value measurement

The Group accounts for certain assets and liabilities at fair value under ASC 820, "Fair Value Measurements and Disclosures". Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

z.	Capital lease

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

aa.	Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of this pronouncement.

In November 2015, the FASB issued Accounting Standards Update 2015-17 (ASU 2015-17) Balance Sheet Classification of Deferred Taxes, which requires that deferred tax assets and deferred tax liabilities be classified as noncurrent in the balance sheet. ASU 2015-17 is effective for the interim and annual periods ending after December 15, 2016. Early adoption is permitted, and the Company adopted the provisions of ASU 2015-17 retrospectively as of December 31, 2015. As a result of the retrospective application, the Company reclassified on the consolidated balance sheets as of December 31, 2014 an amount of $ 5,164 of deferred tax assets from the current assets to the long-term assets as part of the Long term deferred tax asset and amount of $ 1,375 of deferred tax liabilities from the current liabilities to the long-term liabilities as part of the Long term deferred tax liability.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On May 28, 2014, the FASB completed its Revenue Recognition project by issuing ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The new guidance establishes the principles to report useful information to users of financial statements about the nature, timing, and uncertainty of revenue from contracts with customers. The new Revenue Recognition guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

a.	On November 19, 2013, Sapiens completed a follow-on public offering of its ordinary shares on the NASDAQ. Sapiens issued 6,497,400 shares at a price of $ 6.25 per share before issuance expenses. Total net proceeds from the issuance amounted to approximately $ 37,791. As a result of the offering, Formula’s interest in Sapiens' outstanding common shares was diluted from 56.8% to 48.6% and due to the loss of control in Sapiens in accordance with ASC 810, the Company started applying the equity method of accounting to reflect its investment in Sapiens. The gain recognized in relation of Formula’s interest in in Sapiens' outstanding common shares, diluting to 48.6%, amounted to $ 61,164 and is presented in the income statement as equity in gains of affiliated companies, net. The fair value of the retained investment in Sapiens was measured according to Sapiens' share price on November 19, 2013 of $7.09 per share.

From August 21, 2014 through December 23, 2014, Formula purchased an aggregate of 1,545,802 common shares of Sapiens through broker-initiated and private transactions for an aggregate purchase price of $ 11,908, pursuant to which Formula’s holdings in Sapiens were increased to 50.2%. As a result of Formula’s gaining control in Sapiens, Formula’s investment in Sapiens was consolidated in Formula’s closing balances as of December 31, 2014. The gain recognized in relation to the consolidation of Sapiens and the related re-measurement of the investment to fair value amounted to $ 3,413 and is presented in the income statement as equity in gains of affiliated companies, net.

The acquisition was accounted for using the purchase method. The results of operations of Sapiens have been consolidated commencing as of December 23, 2014.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of December 23, 2014:

Net assets	$171,527
Customer relationships	20,707
Developed and acquired Technology	19,066
Backlog and deferred revenues	3,351
Deferred revenues	513
OCS liability (See note 15f)	(4,437)
Deferred tax liability, net	(10,796)
Non-controlling interest	(174,194)
Goodwill	149,559

Net assets acquired	$175,296

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

From December 23, 2014 until September 30, 2015, Sapiens issued 1,077,003 shares following exercise of options by Sapiens employees that resulted in Formula’s interest in Sapiens' outstanding common shares being diluted from 50.2% to 49.1%. Formula's investment in Sapiens following the dilution was measured under the equity method of accounting due to loss of control in Sapiens in accordance with ASC 810. The gain, net of tax, recognized in relation of Formula loss of control in Sapiens and the related re-measurement of the investment to fair value amounted to $ 56,369 and is presented in the income statement as equity in gains of affiliated companies.

b.	On August 18, 2015 (the “acquisition date”), Sapiens completed the acquisition from Asseco of all issued and outstanding shares of Insseco. Asseco was the ultimate parent company of Sapiens, through holding in Formula, which has been the direct parent company of Sapiens from December 23, 2014 and until September 30, 2015. Insseco is a newly established company into which Asseco had transferred all of its Polish insurance employees, certain fixed assets, certain customer contracts and certain software including intellectual property rights. Insseco has a team of approximately 140 insurance professionals and an established presence in the Polish insurance market, and services major insurance customers in Poland, including top tier insurance carriers.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

Sapiens paid the acquisition consideration in cash, consisting of 34,300 Polish Zloty or approximately $9,100. In addition, the transaction consideration includes upside or downside performance based payments relating to achievements of revenue goals and profitability over the next five years. If the aggregate revenues generated by Insseco from its activity from July 1, 2015 through June 30, 2020 exceed 90,000 Polish Zloty or approximately $23,800, Asseco shall be entitled to receive additional amounts ranging from 3% to 15% of the excess amount of the respective revenues. If the aggregate revenues generated by Insseco for the period from July 1, 2015 through June 30, 2018 are below 84,000 Polish Zloty or $22,200, the seller shall pay Sapiens an amount equal to 35% of the deficiency below such amount. In addition, the amounts payable to Asseco may be adjusted upwards or downwards as a result of changes in the profitability of a specific account that Sapiens acquired as part of the acquisition. The estimated fair value of the contingent payments that depend on the revenue and profitability goals as of December 31, 2015 is $887.

The acquisition of Insseco from Asseco, which was as of the acquisition date the ultimate parent company of Sapiens, is a transaction between entities under common control, and therefore accounted for under the pooling of interest method in accordance with ASC 805, Business Combinations. Under the pooling-of-interests method, combination between two businesses under common control is accounted for at carrying amounts with retrospective adjustment of prior period financial statements. As the common control achieved on December 23, 2014, the balance sheet as of December 31, 2014 of Sapiens and as such of Formula were adjusted to reflect the carrying amounts combination between Sapiens and Insseco. The results of Sapiens for the twelve-month period ended December 31, 2015 were also adjusted to reflect the combination with Insseco, accordingly.

Under the pooling-of-interests method, the equity accounts of the combining entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction (i.e., distribution to parent company). As opposed to the purchase method of accounting, no intangible assets are recognized in the transaction, other than those existed in the combining entities and no goodwill is recognized as a result of the combination. The application of the pooling-of-interests method with respect to the acquisition of Insseco increased the total assets, liabilities and equity as of December 31, 2014 by $4,385, $2,288, and $2,097, respectively. Revenues, pretax income and net income of Insseco for the twelve month period ended December 31, 2015, which are included in the consolidated statements of income amounted to $7,780, $718 and $578, respectively.

c.	On May 6, 2015, Sapiens completed the acquisition of all of the outstanding shares of Ibexi Solution Private Limited (Ibexi), an India-based provider of insurance business and technology solutions which services 18 insurers both in the Property & Casualty/General Insurance (“P&C”) and Life, Annuities and Pensions (“L&P”) markets throughout Southeast Asia, in total consideration of $4,764 (net of acquired cash) including a contingent payment valued at $949 on the acquisition date. In addition, an amount of approximately $1,900 is subject to continued employment and therefore not part of the purchase price but is recognized over the service period. The acquisition was accounted for by the purchase method.

Ibexi was founded in 2001 and operates in the Asia Pacific region, servicing insurers in both the property and casualty and life, pension and annuities markets, including leading insurance companies in India.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

d.	On April 1, 2015 Xtivia Inc (a wholly owned subsidiary of Matrix) completed the acquisition of all of the outstanding shares of Hydus Inc in total consideration of $ 2,500 (net of acquired cash). Hydus Inc. is a U.S based consulting firm specializing in software services in the field of EIM (Enterprise Information Management). In addition, the sellers may be eligible for future consideration, valued at $ 1,600 as of December 31, 2015, subject to obtaining accumulated operating income targets during three years (not exceeding Hydus operating income). The acquisition was accounted for by the purchase method. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed in a total of approximately $ 3,700, of which $ 575 was allocated to intangible assets, with the remaining allocated to goodwill.

e.	On May 7, 2015, Matrix completed the acquisition of all of the outstanding shares of Ono Apps Ltd., an Israeli based service provider specializing in mobile applications development services, in total consideration of NIS 4,600 (approximately $ 1,200, net of acquired cash). In addition, the sellers may be eligible for future consideration, valued at $ 313 as of December 31, 2015, subject to obtaining accumulated operating income targets during three years commencing on January 1, 2016 and not exceeding NIS 5,000 (approximately $ 1,300). The acquisition was accounted for by the purchase method. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed in a total of approximately NIS 5,500 (approximately $ 1,400), of which NIS 1,600 (approximately $ 400) was allocated to intangible assets, with the remaining allocated to goodwill.

f.	On April 14, 2015, Magic acquired a 70% interest in Comblack IT Ltd., an Israeli-based company that specializes in software professional and outsource management services for mainframes and complex large-scale environments, for a total consideration of $1,812, of which $ 1,523 was paid upon closing and $ 289 is contingent upon the acquired business meeting certain operational targets in 2015. Magic and the seller hold mutual Call and Put options respectively for the remaining 30% interest in Combalck IT Ltd. As a result of the Put option, Magic recorded redeemable non-controlling interest in the amount of $ 1,100. The acquisition was accounted for by the purchase method. In March 2016, Magic paid the seller the remaining contingent payments for meeting 2015 operational targets.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

Net Assets, excluding cash acquired	$(405)
Non-controlling interest	(1,100)
Intangible assets	1,305
Goodwill	2,012

Total assets acquired net of acquired cash	$1,812

g.	On June 30, 2015 Magic acquired a 70% interest in Infinigy Solutions LLC, a US-based services company focused on expanding the development and implementation of technical solutions throughout the telecommunications industry with offices over the US, providing nationwide coverage and support for wireless engineering, deployment services, surveying, environmental service and project management, in total consideration of $6,360, of which $ 5,600 was paid upon closing and $ 760 is contingent upon the acquired business meeting certain operational targets in 2016 and 2017. Magic and the seller hold mutual Call and Put options respectively for the remaining 30% interest in Infinigy Solutions LLC. As a result of the Put option, Magic recorded redeemable non-controlling interest in the amount of $ 3,273. The acquisition was accounted for by the purchase method.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets, excluding cash acquired	$1,182
Non-controlling interest	(3,273)
Intangible assets	3,652
Goodwill	4,799

Total assets acquired net of acquired cash	$6,360

h.	During the year ended December 31, 2015, Formula and its subsidiaries and affiliates completed additional five other acquisitions in a total cash consideration of approximately $3,837 (net of acquired cash), of which $ 3,428 was attributed to goodwill and $ 1,331 to other identifiable intangible assets and increased their share interest in two existing subsidiaries in a total consideration of $ 1,656. These acquisitions generally enhance the Group's technologies, product and services offerings. Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated results of operations, either individually or in the aggregate.

i.	During the year ended December 31, 2014, Formula and its subsidiaries completed an additional four other acquisitions for a total cash consideration of up to approximately $8,697 (net of acquired cash), of which $ 2,317 was attributed to goodwill and $ 2,284 to other identifiable intangible assets. These acquisitions generally enhance the group's technologies, product and services offerings. Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated results of operations, either individually or in the aggregate.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	MARKETABLE SECURITIES

The Group invests in marketable debt and equity securities, which are classified as trading securities and as available-for-sale securities. The following is a summary of marketable securities:

a.	Composition:

	December 31,
	2014	2015
Short-term:
Trading securities (1)	$15,784	$11,011

Total short-term securities	$15,784	$11,011

Long-term:
Available-for-sale security	$33,748	$-

Total long-term securities	$33,748	$-

(1)	The Company recognized trading gains in amounts of $ 909 and $ 114 during the years ended December 31, 2014 and 2015, respectively.

b.	The following is a summary of marketable securities which are classified as available-for-sale:

	December 31,
	2014				2015
	Amortized cost	Unrealized losses	Unrealized Gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market Value

Available-for-sale:

Government bonds	$5,128	$-	$-	$5,128	$-	$-	$-	$-
Commercial bonds	27,970	-	-	27,970	-	-	-	-
Equity securities	331	-	319	650	-	-	-	-

Total available-for-sale marketable securities	$33,429	$-	$319	$33,748	$-	$-	$-	$-

Interest receivable of available-for-sale marketable securities included in other receivables and prepaid expenses amounted to $ 280 as of December 31, 2014.

The following is the change in the other comprehensive income from available-for-sale securities during 2015 and 2014:

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

Other comprehensive income

Other comprehensive income from available-for-sale securities as of January 1, 2014	$327

Unrealized loss from available-for-sale securities	(8)

Other comprehensive income from available-for-sale securities as of December 31, 2014	319
Unrealized loss from available-for-sale securities	24
Realized gain reclassified into earnings due to Sapiens deconsolidation	(45)
Realized gain reclassified into earnings from marketable securities	(298)
Other comprehensive income from available-for-sale securities as of December 31, 2015	$-

NOTE 5: -	FAIR VALUE MEASUREMENT

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The Company's financial assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of December 31, 2015 and 2014:

	Fair value measurements using input type
	December 31, 2015
	Level 1	Level 2	Level 3	Total

Assets:
Equity securities	$3,291	$-	$-	$3,291
Government and corporate debentures	7,721	-	-	7,721
Foreign currency derivative contracts	-	-	-	-

Total financial assets	11,012	-	-	11,012

Liabilities:
Contingent consideration (*)	$-	$-	$3,598	$3,598

Total financial liabilities	$-	$-	$3,598	$3,598

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5: -	FAIR VALUE MEASUREMENT (Cont.)

	Fair value measurements using input type
	December 31, 2014
	Level 1	Level 2	Level 3	Total

Assets:
Equity securities	$4,428	$-	$-	$4,428
Government and corporate debentures	12,006	33,098	-	45,104
Foreign currency derivative contracts	-	87	-	87

Total financial assets	16,434	33,185	-	49,619

Liabilities:
Contingent consideration (*)	$-	$-	$2,607	$2,607

Total financial liabilities	$-	$-	$2,607	$2,607

(*)	The fair value of contingent consideration was determined based on the present value of the future expected cash flow.

The following table summarizes the activity for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	December 31,
	2014	2015

Carrying value as of January 1	$13,740	$2,607
Contingent consideration due to new acquisitions	954	3,585
Deconsolidation of subsidiaries’	(3,981)	(1,842)
Repayment of contingent consideration	(7,337)	(1,280)
Exchange differences	(521)	21
Net changes in fair value	(248)	507

Carrying value as of December 31	$2,607	$3,598

NOTE 6:-	INVESTMENTS IN AFFILIATED COMPANIES

The following table summarizes activity related to Formula’s investment in affiliates:

2015

January 1, 2015	$169,143
Deconsolidation of Sapiens and accounting for the remaining investment under equity method (see Note 1a)	275,951
Consolidation of affiliate	(545)
Equity in gains of affiliated companies, net:
Equity in gains of affiliated companies, net	8,337
Exercise of employees stock options in affiliate	(411)
Equity in other comprehensive gain (loss) of affiliates, net	(407)
Transaction with non-controlling interests in affiliate's subsidiary	(781)
Purchase of additional shares	3,732
Exchange differences	(12)
Dividends received from affiliates	(3,544)
Deferred gain from intercompany transactions	(30)

December 31, 2015	451,433

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-	INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

Following are details relating to the financial position and results of operations of affiliates in the aggregate:

a.	Group's share of its associates' statement of financial position based on the interests therein as of the below reporting dates:

	December 31,
	2014	2015

Current assets	$58,385	$111,143
Noncurrent assets (*)	130,196	397,263
Current liabilities	(11,713)	(36,699)
Noncurrent liabilities	(5,157)	(14,741)

	171,711	456,966
Associates’ equity relating to non-controlling interest	(2,568)	(5,423)
Deferred intercompany gains	-	(110)

	$169,143	$451,433

(*)	Includes balances of other intangible assets and goodwill in an amount of $ 126,610 and $ 370,937 as of December 31, 2014 and 2015, respectively.

b.	Group's share of its associates' statement of income based on the interests therein during the periods shown below (with respect to the Group's interest in Sapiens, for the periods from November 19, 2013 until December 23, 2014 and from October 1, 2015 to December 31, 2015 only, and with respect to the Group’s interest in Magic, only for the period from March 5, 2014, and with respect to Tiltan Systems Engineering Ltd. only for the period until December 31, 2014):

	Year ended December 31,
	2013	2014	2015

Revenues	$10,021	$138,561	$104,331

Income (loss)	$(481)	$9,058	$8,337

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	PROPERTY, PLANTS AND EQUIPMENT, NET

Composition:

	December 31,
	2014	2015
Cost:
Computers and equipment	$24,847	$9,604
Motor vehicles	255	248
Buildings	2,928	2,918
Leasehold improvements	17,410	13,093

	45,440	25,863

Accumulated depreciation:
Computers and equipment	15,202	3,458
Motor vehicles	133	156
Buildings	1,787	1,869
Leasehold improvements	8,192	6,181

	25,314	11,664

Depreciated cost	$20,126	$14,199

Depreciation expenses totaled $ 6,241, $ 4,774 and $ 5,731 for the years ended December 31, 2013, 2014 and 2015, respectively.

NOTE 8:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2014 and 2015 were as follows:

Balance as of January 1, 2014	$227,434
Gain of control in Sapiens and new acquisitions (see Note 1)	220,548
Deconsolidation of Magic and accounting for the remaining investment under equity method (see Note 1)	(62,040)
Negative goodwill write-off	831
Foreign currency translation adjustments	(13,543)

Balance as of December 31, 2014	$373,230

Deconsolidation of Sapiens and accounting for the remaining investment under equity method (see Note 1)	(219,369)
Adjustments due to purchase price allocation	455
Adjustments to negative goodwill write-off	(455)
Gain of control in subsidiaries and new acquisitions	9,039
Foreign currency translation adjustments	(727)

Balance as of December 31, 2015	$162,173

The Company performed annual impairment tests during the fourth quarter of 2015 and did not identify any impairment losses (See Note 2n).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:-	INTANGIBLE ASSETS, NET

a.	Intangible assets, net, are comprised of the following as of the below dates:

	December 31,
	2014	2015
Original amounts:

Capitalized Software costs	$92,259	$8,055
Customer relationship	47,048	17,523
Acquired technology	6,871	-
Patent	1,234	-
Other intangibles	6,769	3,622

	154,181	29,200
Accumulated amortization:

Capitalized Software costs	$53,744	$7,902
Customer relationship	16,390	13,160
Acquired technology	3,998	-
Patent	51	-
Other intangibles	3,128	3,218

	77,311	24,280

Total	$76,870	$4,920

b.	Amortized expenses totaled $ 17,213, $ 4,188 and $ 11,375 for the years ended December 31, 2013, 2014 and 2015, respectively.

c.	Estimated other intangible assets amortization for the years ended:

December 31,

2016	$1,889
2017	1,091
2018	882
2019	680
2020	378

Total	$4,920

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:-	LIABILITIES TO BANKS AND OTHERS

a.	Composition:

	December 31, 2015	Linkage Basis	Long-term liabilities	Current maturities	Total long-term liabilities net of current maturities	Total long-term liabilities net of current maturities
	Interest rate		December 31, 2015			December 31, 2014
	%

	2.64-5.85	NIS - Unlinked	$139,223	$36,378	$102,845	$108,203

Total			$139,223	$36,378	$102,845	$108,203

b.	Maturity dates:

	December 31,
	2014	2015

First year (current maturities)	$26,127	$36,378
Second year	31,512	33,263
Third year	28,393	27,521
Fourth year	22,631	18,923
Fifth year and thereafter	25,666	23,138

Total	$134,329	$139,223

c.	For details of liens, guarantees and credit facilities, see Note 15.

NOTE 11:	DEBENTURES

On September 16, 2015, the Company concluded a public offering in Israel on the Tel-Aviv Stock Exchange (the “TASE”) of NIS 101,014 (net of issuance expenses) Series A Secured Debentures (the “Series A Secured Debentures”) that are in NIS (not linked to any currency or index) and secured by liens on certain shares of Formula’s subsidiaries and affiliates held by Formula (with a loan-to-value of not more than 60%), and of $ 32,148 (net of issuance expenses) Series B Convertible Debentures (the " Series B Convertible Debentures") that are linked to the U.S Dollar and convertible into ordinary shares of Formula (the Convertible Debentures together with the Secured Debentures - the “New Debentures”). The New debentures were offered and sold pursuant to a shelf prospectus filed with the Israeli Securities Authority (the “ISA”) and TASE on August 6, 2015, amended thereafter on September 3, 2015.

The Company accounts for the outstanding principal amount of our New Debentures as long-term liability, in accordance with ASC 470, “Debt”, with current maturities classified as short-term liabilities. Debt issuance costs are capitalized and reported as deferred financing costs, which are amortized over the life of the New Debentures using the effective interest rate method. As of December 31, 2015, the value of the Series A Secured Debentures and the value of Series B Convertible Debentures was NIS 101,907 (approximately $ 26,118) and $ 32,378 respectively.

The public offering of the New Debentures was made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act), and was exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder. The sale of the debentures was not registered under the Securities Act, and the debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:	DEBENTURES (Cont.)

Series A Secured Debentures (NIS 102,260,000 par value)

The Series A Secured Debentures were issued at a purchase price equal to 100% of their par value and bear fixed annual interest at a rate of 2.8% (which may vary based on the credit rating of the debentures), payable semi-annually. The proceeds of the offering, before early commitment commission of $129 with respect to the units for which the qualified investors have committed to subscribe, and issuance costs of $190, amounted to NIS 102,260 (approximately $ 26,295). The principal of the Series A Secured Debentures, are in NIS (not linked to any currency or index) and will be repaid in eight equal annual installments commencing on July 2, 2017. Formula may redeem the Series A Secured Debentures or any part thereof at its discretion after 60 days from their issuance date subject to certain conditions.

In accordance with the terms of the indenture related to that Series A Secured debentures, the collateral will consist of the following shares of the Company’s subsidiaries and affiliate held by the Company:

•	2,435,910 ordinary shares, par value 1.0 New Israeli Shekels (“NIS”) per share, of the Company’s subsidiary, Matrix IT Ltd.;
•	2,338,483 ordinary shares, par value NIS 0.1 per share, of the Company’s affiliate, Magic Software Enterprises Ltd.; and
•	1,260,266 common shares, par value €0.01 per share, of the Company’s affiliate, Sapiens International Corporation N.V.

Series B Convertible Debentures (NIS 125,000,000 par value)

The Series B Convertible Debentures were issued at a purchase price equal to 102% of their par value and bear fixed annual interest at a rate of 2.74% (which may vary based on the credit rating of the debentures), payable in one installment upon maturity of the debentures on March 26, 2019 (at which time the accrued interest will constitute 10% of the principal amount of the Convertible Bonds, in the aggregate). The proceeds of the offering, before early commitment commission of $131 with respect to the units for which the qualified investors committed to subscribe, and issuance costs of $236, amounted to $32,785. The principal of the Bonds is subject to adjustment based on changes in the exchange rate between the NIS and the U.S. Dollar relative to the exchange rate on September 8, 2015 (3.922), and will be repaid on March 26, 2019. Formula may not redeem the Series B Convertible Debentures or any part thereof at its discretion.

The Series B Convertible Debentures are convertible, at the election of each holder, into the Formula’s ordinary shares at a conversion price of NIS 157 par value of Convertible Debentures per one share from the date of issuance and until March 10, 2019. The conversion price is subject to adjustment in the event that the Company effects a share split or reverse share split, a rights offering or a distribution of bonus shares or a cash dividend. As of December 31, 2015, the adjusted conversion price to one share is NIS 154.8 par value following cash dividend distribution.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:	DEBENTURES (Cont.)

The following is the change in the carrying amount of the New Debentures during 2015:

Balance as of January 1, 2015	$-
Issuance of convertible and secured debentures, net	58,394
Accrued interest	476
Premium and issuance costs Amortization	(16)
Foreign currency translation adjustments	(357)

Balance as of December 31, 2015	$58,497 *

* include short term accrued interest of $213

As of December 31, 2015, the Company satisfied all of the financial covenants associated with both, the Convertible Bonds and the Secured Bonds.

As of December 31, 2015, the aggregate principal annual payments of the bonds are as follows:

Repayment amount

2016	$-
2017	3,276
2018	3,276
2019	35,147
2020 and thereafter	16,379

Total	$58,078

NOTE 12:-	RELATED PARTY TRANSACTIONS

On August 18, 2015, Sapiens completed the acquisition from Asseco Poland S.A. (“Asseco”) of all issued and outstanding shares of Insseco. Asseco is the parent company of Formula. Please see note 1 above for further information concerning this acquisition.

Under the share purchase agreement for that acquisition, Asseco committed to assign all customer contracts to Insseco that relate to the intellectual property that Sapiens acquired as part of the acquisition. In the event that Asseco cannot obtain the consent of any customer to the assignment of its contract to Insseco, Asseco will hold that customer's contract in trust for the benefit of Insseco. Under that arrangement, in 2015, Insseco invoiced Asseco in a back-to-back manner for all invoices issued by Asseco on Insseco's behalf to customers under those contracts that were not yet assigned by Asseco to Insseco.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	EMPLOYEE OPTION PLANS

a.

In March 2011, Formula's shareholders approved the adoption of Formula's 2011 Employee and Officer Share Incentive Plan (the "2011 plan"). Pursuant to the 2011 plan, the Company may grant from time to time to the Company's and its subsidiaries' employees and officers (which are not Formula's controlling shareholders) Ordinary shares, restricted shares or options to purchase up to 545,000 ordinary shares of Formula. The 2011 plan is administered by Formula's board of directors. The 2011 plan provides that share based compensation may be granted, from time to time, to such grantees to be determined by the board, at an exercise price and under such terms to be determined at its sole and absolute discretion. Share based compensation may be granted under the 2011 plan through March 2021. In 2012, the Company increased the amount of ordinary shares reserved for issuance under the 2011 plan by 1,200,000 options.

In March 2011, concurrently with the amendment and extension of Formula’s chief executive officer's service agreement, the Company approved him a grant of options exercisable for an additional 543,840 ordinary shares. The options vest in equal quarterly installments, over a four year period that commences in December 31, 2011 and concludes in December 31, 2015. The exercise price of the options is NIS 0.01 per share. In May 2011, the chief executive officer exercised all of these options for redeemable restricted shares, for which the Company's redemption right was to lapse in accordance with the remaining vesting schedule for the unvested options from which they arose. Total fair value of the grant was calculated based on the Formula share price on the grant date and totaled $ 9,055 ($ 16.65 per share).

In December 2011, at which time Formula was negotiating an amendment and an extension of its chief executive officer's service agreement, it redeemed all of the above-described 543,840 shares for no consideration.

In March 2012, concurrently with the amendment and extension of its chief executive officer’s service agreement, the board of directors of Formula awarded him with a new share option incentive plan, following the redemption of the 543,840 redeemable ordinary shares, which were granted to him in March 2011 and which were not yet vested in their redemption date. Under the 2011 plan, the chief executive officer of Formula was granted with options exercisable to 1,122,782 ordinary shares of Formula (the "New grant"), as long as he continue to serve as (i) a director of Formula and/or (ii) a director of each of the directly held subsidiaries of Formula; provided that if he fails to meet the foregoing requirement (A) due to the request of the board of directors of either Formula or any of its directly held subsidiaries (other than a request which is based on actions or omissions by the chief executive officer that would constitute "cause" under his service agreement with Formula), (B) because the chief executive officer is prohibited under the governing law or charter documents of the relevant company or the stock exchange rules and regulations applicable to such company from being a director of such company (other than due to his actions or omissions) or (C) notwithstanding the chief executive officer’s willingness to be so appointed (but provided that neither (A) nor (B) applies); then, in each of (A), (B) and (C), the chief executive officer will be deemed to have complied with clauses (i) or (ii) above. The options vest, i.e., Formula’s redemption right with respect to the options and the underlying ordinary shares issuable upon exercise lapses, in equal quarterly installments over an eight year period that commenced in March 2012 and concludes on December 31, 2019. The exercise price of the options is NIS 0.01 per share. The New grant is accounted for as a modification to the March 2011 grant to the chief executive officer. Total fair value of the grant was calculated based on the share price on the grant date and totaled $ 18,347 ($ 16.34 per share).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	EMPLOYEE OPTION PLANS (Cont.)

In accordance with the terms of the option grant, the shares issuable upon exercise of the options will be deposited with a trustee and Formula’s chief executive officer will not be permitted to vote or dispose of them until the shares are released from the trust.

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

As of December 31, 2015 all 1,122,782 shares were deposited with the trustee with 561,391 Ordinary Shares, constituting the vested portion as of December 31, 2015 of the 1,122,782 Ordinary Shares that Formula chief executive officer acquired upon his exercise (in June 2013) of options to purchase 1,122,782 Ordinary Shares, which options were granted to him in March 2012.

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

As of December 31, 2015 all 10,000 restricted shares were deposited with the trustee with 2,500 Ordinary Shares, constituting the currently vested portion of the 10,000 restricted shares that Formula chief financial officer was granted.

c.	Formula's subsidiaries and affiliates grant, from time to time, options to their officers and employees to purchase shares in the respective companies. In general, the options expire 5-10 years after grant. For further information with respect to expenses relating to the benefit to the employees, an additional disclosure required by ASC 718, see Note 2x.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	EMPLOYEE OPTION PLANS (Cont.)

d.	The following table sets forth the breakdown of stock-based compensation expense resulting from stock options grants, as included in the consolidated statements of income:

	Year ended December 31,
	2013	2014	2015

Cost of revenues	$11	$1	$-
Research and development expenses	67	5	-
Selling and marketing expenses	86	15	-
General and administrative expenses	3,814	4,962	5,076

Total stock-based compensation expense	$3,978	$4,983	$5,076

Matrix:

The following table is a summary of employee option activity as of December 31, 2015, and changes during the year ended December 31, 2015, in Matrix:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2015	535,000	3.95	1.0	303
Options Granted (Cashless Exercise)	2,150,000	4.85	4.4	1,860
RSU Granted	225,000	-	2	1,285
Exercised	(510,000)	3.55
Expired and forfeited	(25,000)	3.55

Outstanding at December 31, 2015	2,375,000	4.39	4.18	3,145

Exercisable at December 31, 2015	-	-	-	-

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2015. This value would change based on the change in the market value of Matrix' ordinary shares and the change in the exchange rate between the New Israeli Shekel and U.S. dollar. As of December 31, 2015, there was $2,301 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under Matrix equity incentive plan. The total intrinsic value of options exercised during the years ended December 31, 2013, 2014, and 2015 was $ 380, $ 2,286 and $ 807, respectively.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	EMPLOYEE OPTION PLANS (Cont.)

Sapiens:

The following table is a summary of employee option activity as of December 31, 2015, and changes during the year ended December 31, 2015, in Sapiens:

	Year ended December 31, 2015
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at January 1, 2015	2,796,081	$3.49	3.07	$10,957
Granted	673,408	9.38
Exercised	(1,080,470)	1.59
Expired and forfeited	(213,531)	4.39

Outstanding at December 31, 2015	2,175,488	5.36	3.49	9,274

Exercisable at December 31, 2015	1,002,286	$3.01	2.52	$6,554

In 2013, 2014 and 2015, Sapiens granted 595,000, 340,000 and 673,408 stock options to purchase its shares to employees and directors, respectively. The weighted average grant date fair values of the options granted during the years ended December 31, 2013, 2014 and 2015 were $ 2.51, $ 3.19 and $ 3.79, respectively. The aggregate intrinsic value of options outstanding at December 31, 2015 represents intrinsic value of 2,175,488 outstanding options that are in-the-money as of December 31, 2015. All outstanding options are in the money as of December 31, 2015.

The aggregate intrinsic value of options exercisable at December 31, 2015 represents intrinsic value of 1,002,286 exercisable options that are in-the-money as of December 31, 2015. All exercisable options are in the money as of December 31, 2015.

The total intrinsic value of options exercised during the years ended December 31, 2013, 2014 and 2015 was $ 2,839, $ 7,446 and $10,294, respectively.

The options outstanding under Sapiens' stock option plans as of December 31, 2015 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	Average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	Options
exercise price	2015	Term	price	2015	Exercisable
		(Years)	$		$

1.2-1.48	166,978	1.29	1.34	166,978	1.34
2.08-2.7	297,094	2.90	2.56	297,094	2.56
3.45-3.77	325,971	2.70	3.57	242,769	3.58
4.72-4.85	163,445	3.02	4.73	76,945	4.74
5.25-5.53	90,000	3.55	5.33	45,000	5.33
6.27-6.92	130,000	4.15	6.42	66,666	6.27
7.01-7.68	367,000	4.22	7.46	106,834	7.43
8.42	300,000	5.35	8.42	-	-
9.93-10.78	335,000	5.76	10.45	-	-

	2,175,488	3.86	5.98	1,002,286	3.66

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	EMPLOYEE OPTION PLANS (Cont.)

As of December 31, 2015, there was $ 3,949 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a period of up to four years.

During 2015, 29,500 of the 88,500 restricted shares of Sapiens Decision, the Company's majority-owned subsidiary that were granted to one of the former shareholders of KPI in 2014 vested, thereby reducing the Company's percentage ownership of Sapiens Decision from 97% to 95.7%. During 2015, Sapiens Decision issued options to certain of its employees to purchase shares of Sapiens Decision.

Magic:

A summary of employee option activity under the Magic plans as of December 31, 2015 and changes during the year ended December 31, 2015 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2015	738,889	$4.26	6.42	$1,248
Granted	-	-
Exercised	(161,003)	2.60
Forfeited	(83,969)	6.21

Outstanding at December 31, 2015	493,917	$4.47	5.99	$523

Exercisable at December 31, 2015	333,917	$3.37	4.95	$720

The weighted-average grant-date fair value of options granted to Magic’s employees and officers during the years ended December 31, 2013, 2014 was $ 6.0 and $ 3.76, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2015. This amount is changed based on the market value of the Company's ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2013, 2014 and 2015 was $ 529, $ 741 and $ 210, respectively. As of December 31, 2015, there was $ 163 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Magic’s plans. This cost is expected to be recognized over a period of approximately three years.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	EMPLOYEE OPTION PLANS (Cont.)

The options outstanding as of December 31, 2015, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
In $
0-1	4,000	3.24	$-	4,000	$-
1.01-2	20,000	2.99	$1.12	20,000	$1.12
2.01-3	123,667	3.64	$2.31	123,667	$2.31
3.01-4	166,250	5.77	$4.00	166,250	$4.00
4.01-5	-	-	$-	-	$-
5.01-6	75,000	7.61	$6.00	-	$-
6.01-7	50,000	8.87	$6.89	6,250	$6.89
7.01-8	-	-	$-	-	$-
8.01-9	55,000	8.36	$8.01	13,750	$8.01

	493,917	5.99	$4.47	333,917	$3.37

NOTE 14: -	LIABILITY IN RESPECT OF CAPITAL LEASE

In June 2011, John Bryce ("JB" – a Matrix wholly owned subsidiary) has entered into real estate lease agreement with an unrelated third party for a period of seven years with an exit point after five years and an option for additional 13 years. The arrangement referring to leasehold improvement was identified as a capital lease. With regard to the agreement, Matrix provided a guarantee for the fulfillment of JB's liabilities.

The following are details of the Company’s future minimum lease commitments in respect of capital leases as of December 31, 2015:

	Minimum lease payments	Interest	Present value of minimum lease payment

First year (included in other accounts payable)	470	26	444
Second year	295	6	289
Third year	209	4	205

Total	974	36	938

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES

a.	Liens:

A lien has been incurred by the Company over certain portion of its investments in outstanding shares of Matrix, Magic and Sapiens, in pursuant to financial institution credit agreement entered on January 2014 and with respect to the Secured Bonds issued by the Company in September 2015 on the TASE.

b.	Guarantees:

1.	The Group has provided certain bank guarantees in an aggregate of approximately $ 18,100 as security for its subsidiary companies’ performance of various contracts with customers and suppliers. If the subsidiaries were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees distribute the amounts claimed to be due.

2.	The Group has provided bank guarantees in an aggregate of approximately $ 4,450 as security for its subsidiary companies’ rent to be paid for offices. If such subsidiaries were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees distribute the amounts claimed to be due. As of December 31, 2015, the Group had restricted bank deposits of $615 in favor of the bank guarantees.

3.	In order to secure a credit line for one of Sapiens' subsidiaries, Sapiens has created a general floating pledge on that subsidiary's assets in favor of the bank providing the line of credit.

c.	Covenants:

In connection with the Group's credit facility agreements, primarily Formula and Matrix, with various financial institutions, the Group committed to the following:

i)	Matrix

In the context of Matrix engagements with banks for receiving credit facilities, Matrix has undertaken to maintain the following financial covenants, as they will be expressed in its financial statements, as described:

a)	The total rate of Matrix debts and liabilities to banks with the addition of debts in respect of debentures that have been and/or will be issued by it and shareholders' loans that have been and/or will be provided by it (collectively, "the debts") will not exceed 40% of its total balance sheet.

b)	The ratio of Matrix debts less cash to the annual EBITDA will not exceed 3.5.

c)	Matrix equity shall not be lower than NIS 275,000 (approximately $ 70,477) at all times.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

d)	Matrix balances of cash and short-term investments in its balance sheet shall not be lower than NIS 50,000 (approximately $ 12,814).

e)	In the event that Formula ceases to hold 30% of Matrix share capital or is no longer the largest shareholder in Matrix, the credit may be placed for immediate repayment.

f)	Matrix has committed that the shareholder’s interest of Matrix IT-Systems shall never be below 50.1%

g)	Matrix will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party's debts as they are today and as they will be without the banks' consent (except for a first rate fixed pledge on an asset which acquisition will be financed by a third party and which the pledge will be in his favor).

h)	Matrix will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the banks' advance written consent, unless it is done in the ordinary course of business.

i)	Matrix committed not to distribute dividends that will cause its equity (when measured based on International Financial Reporting Standards ("IFRS") to be less than NIS 275,000 (approximately $ 70,477). As of December 31, 2015, Matrix's equity was approximately NIS 627,317 (approximately $ 160,768, as measured based on IFRS).

ii)	Formula

1.	Liability to Financial Institution

In the context of Formula’s credit facility from a financial institution, Formula has undertaken to maintain the following financial covenants, as they will be expressed in its financial statements, as described:

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

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

e)	Formula’s liabilities to banks and other financial institutions in its standalone balance sheet shall not be higher than NIS 450,000 (approximately $ 115,711).

f)	Formula will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party's debts as they are today and as they will be without the financial institution's consent.

g)	Formula will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the financial institution’s advance written consent, unless it is done in the ordinary course of business.

2.	Debentures

Series A Secured Debentures and Series B Convertible Debentures contain, in addition to standard terms and obligations, including among others, the following obligations:

a)	a covenant not to distribute dividends unless (i) Formula shareholders’ equity (not including minority interests) shall not be less than $250 million, (ii) Formula’s net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined financial indebtedness, net, plus shareholders equity), (iii) the amount of the distributions shall be equal to profits for the years ended December 31, 2014 and 2015 and 7% of profits accrued from January 1, 2016 until the distribution and (iv) no event of default shall have occurred.; and

b)	Financial covenants, including (i) the equity attributable to the shareholders of Formula, as reported in Formula’s annual or quarterly financial statements, will not be less than $160 million, (ii) Formula’s net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity) and (iii) at all times, Formula’s cash balance will not be less than the annual interest payment (compounded) for the unpaid principal amount of the Series B debentures.

c)	standard events of default including among others:

I.	suspension of trading of the debentures on the TASE over a period of 60 days
II.	If the rating of the debentures is less than BBB- by Standard and Poors Maalot or equivalent rating of other rating agencies
III.	failure to have the debentures rated over a period of 60 days

IV.	If there is a change in control without consent of the rating agency; and

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

V.	If Formula fails to continue to control any of its subsidiaries;

As of the date of the financial statements, Matrix and Formula are in compliance with the above financial covenants.

d.	Legal proceedings:

1.	In August 2009, a software company and one of its owners filed an arbitration proceeding against Magic and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs sought damages in the amount of approximately NIS 52,000 (approximately $13,371). The arbitrator determined that both Magic and its subsidiary breached the non-disclosure agreement. In January 2015 the arbitrator rendered his ruling and determined that Magic should pay damages to the plaintiffs. The group’s Equity in gains of affiliated companies, net includes a net impact of $722 resulting from the arbitration. In December 2015, the same software company filed a motion to appoint another arbitrator to the district court in Tel Aviv in order to sue Magic for additional damages. The court decided against Magic’s position, and appointed an arbitrator. In April 2016, Magic submitted a motion to appeal the District Court’s decision to the Supreme Court. Magic is now waiting for a decision.

2.	On September 10, 2014, a request for certification of a class action (together with a statement of claim) was filled by an alleged shareholder of Formula’s subsidiary Matrix against Matrix and Matrix’s directors and chief executive officer, and against Formula, as the controlling shareholder. On January 26, 2016, a ruling of the court confirming the agreed withdrawal request which was submitted in October 2015, rejecting the plaintiff's personal claim, and ordered to delete the entire certificate request. The court also partially approved the agreement between the parties for payment of fees and reimbursement of expenses and attorneys` fees. The amounts are immaterial for the Company.

3.	On August 27, 2015, a wholly-owned subsidiary of Sapiens was summoned to a hearing at a court in Amsterdam in connection with a claim initiated against it by one of its customers.

Although the software system provided by the subsidiary has been used by the customer since 2008, the customer now claims that the software system furnished to the customer did not comply with the requirements of the customer and that the subsidiary failed to correct errors in the software systems in accordance with the service level agreement between the parties. The remedies sought by the customer are (i) termination of all contracts with the subsidiary and (ii) refund of all amounts paid by the customer to the subsidiary under the foregoing contracts plus damages in an aggregate amount of approximately €21,500.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

As of the date of publication of these financial statements, Sapiens is examining together with its advisors the foregoing claim, the obligations of the subsidiary under the contracts with the customer (including limitations on liability thereunder) and the availability of insurance coverage with respect to the claim. Sapiens has included in its financial statements a provision which reflects the current estimate of the potential outcome of the foregoing claim.

4.	In addition to the above-described legal proceedings, from time to time, Formula and/or its subsidiaries and affiliates are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. The Company applies ASC 450, "Contingencies," and accrues a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in the determination of both the probability and as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. The Company intends to defend itself vigorously against the above claims, and it generally intends to vigorously defend any other legal claims to which it is subject. While for most litigation, the outcome is difficult to determine, to the extent that there is a reasonable possibility that the losses to which the Company may be subject could exceed the amounts (if any) that it has already accrued, the Company attempts to estimate such additional loss, if reasonably possible, and disclose it (or, if it is an immaterial amount, indicate accordingly). The aggregate provision that the Company has recorded for all other legal proceedings (other than the particular material proceedings described above) is not material.

5.	Furthermore, in respect of its ordinary course legal, administrative and regulatory proceedings (that is, other than the particular material proceedings described above), the Company estimates, in accordance with the procedures described above, that as of the current time there is no reasonable possibility that it will incur material losses exceeding the non-material amounts already recognized.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

e.	Operating lease commitments:

The following are details of the Company’s future minimum lease commitments for office equipment, office space and motor vehicles under non-cancelable operating leases as of December 31, 2015:

2016	$18,611
2017	8,569
2018	7,647
2019	4,464
2020 and Thereafter	4,292

$43,583

Rent expenses for the years 2013, 2014 and 2015, were approximately $ 20,408, $ 15,979 and $ 19,551, respectively.

f.	Royalty commitments:

Sapiens Technologies (1982) Ltd. ("Sapiens Technologies"), a wholly owned subsidiary of Sapiens incorporated in Israel, was partially financed under programs sponsored by the Israel Innovation Authority (formerly the Office of the Chief Scientist) ("OCS") for the support of certain research and development activities conducted in Israel. In exchange for participation in the programs by the OCS, Sapiens Technologies agreed to pay 3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs based on an understanding with the OCS reached in January 2012. The royalties will be paid up to a maximum amount equaling 100%-150% of the grants provided by the OCS, linked to the dollar, and for grants received after January 1, 1999, bear annual interest at a rate based on LIBOR.

Royalty expenses in Sapiens amounted to $ 514, $ 618 and $ 505 in 2013, 2014 and 2015, respectively. Royalty expenses in Sapiens consolidated and included in cost of revenues amounted to $ 450, $ 0 and $ 0 in 2013, 2014 and 2015, respectively

As of December 31, 2015, Sapiens had a contingent liability to pay royalties of $7,332.

g.	Insurance:

The Company and its subsidiaries and affiliates insure themselves in bodily injury and property damage insurance policies, including third party, professional liability and employer's liability insurance policies.

The Company’s and its subsidiaries’ and affiliates’ directors and officers (D&O) are insured under an "umbrella" policy for insurance of directors and officers including D&O side A DIC policy (another layer of protection for officers) acquired by the Company for itself and its subsidiaries, for a period of 12 months from June 2015 (in November 2015 the Company's audit committee, board and shareholders confirmed the Company's participation in the aforementioned policy).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:-	EQUITY

The composition of the Company’s share capital is as follows:

	December 31, 2015			December 31, 2014
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding

Ordinary shares, NIS 1 par value each	25,000,000	15,297,402	14,728,782	25,000,000	15,297,402	14,728,782

a.	Formula's Ordinary Shares, par value NIS 1 per share, are traded on the TASE and Formula's ADSs, each representing one ordinary share, are traded on the NASDAQ.

b.	Formula holds 568,620 of its ordinary shares.

c.	In June 2013, Formula declared a cash dividend of approximately $ 5,446 ($ 0.37 per share) to shareholders of record on July 2, 2013 that was payable on July 18, 2013.

d.	In December 2013, Formula declared a cash dividend of approximately $ 4,563 (or $ 0.31 per share) to shareholders of record on January 20, 2014 that was payable on February 6, 2014.

e.	In June 2014, Formula declared a cash dividend of approximately $ 7,065 (or $ 0.48 per share) to shareholders of record on July 14, 2014 that was payable on July 31, 2014.

f.	In December 2014, Formula declared a cash dividend of approximately $ 7,875 (or $ 0.535 per share) to shareholders of record on January 19, 2015 that was payable on February 4, 2015.

g.	In June 2015, Formula declared a cash dividend of approximately $ 5,008 (or $ 0.34 per share) to shareholders of record on July 20, 2015 that was payable on August 6, 2015.

h.	In January 2016, Formula declared a cash dividend of approximately $ 5,008 (or $ 0.34 per share) to shareholders of record on January 20, 2016 that was payable on February 4, 2016.

i.	For information concerning Formula employees and officers share option plan, see Note 13.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17:-	INCOME TAXES

a.	Israeli taxation:

1.	Taxable income of Israeli companies is subject to tax at the rate of 25% in 2013 and 26.5% in 2014 and 2015.

On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%. The Company estimates that the effect of the change in tax rates will result in a decrease in deferred tax balances as of December 31, 2015 in immaterial amounts.

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

The entitlement to the above benefits is conditional upon the fulfillment of the conditions stipulated by the Law and related regulations (see below). Should any of Formula's Israeli subsidiaries and affiliates fail to meet such requirements in the future, income attributable to their relevant entity's Approved Enterprise or Beneficiary Enterprise programs could be subject to the statutory Israeli corporate tax rate, and the entity could be required to refund a portion of the tax benefits already received with respect to such programs. As of December 31, 2015, management believes that Formula's Israeli subsidiaries and affiliates are in compliance with all of the conditions required by the Law.

Effective January 1, 2011, the Israeli Knesset enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, ("the Amendment"). According to the Amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Formula's Israeli subsidiaries and affiliates entire preferred income. These subsidiaries and affiliates will be able to opt to apply (the waiver is non-recourse) the Amendment and from then on it will be subject to the amended tax rate of 16%. The profits of these “Industrial Companies” will be freely distributable as dividends, subject to a withholding tax of 25% (on distribution commencing January 1, 2015) or lower, under an applicable tax treaty.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17:-	INCOME TAXES (Cont.)

Under the terms of the Approved Enterprise program, income that is attributable to one of Sapiens’ Israeli subsidiaries was exempt from income tax for a period of two years commencing 2014. The tax exemption has resulted in a tax savings of approximately $ 1,100 in the year ended December 31, 2015. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (25%), and an income tax liability of up to approximately $1,000 would be incurred as of December 31, 2015.

3.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxes), 1969:

It is Formula’s management’s belief that some of its Israeli subsidiaries and affiliates currently qualify as an "Industrial Company," within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industrial Encouragement Law"). That Industrial Encouragement Law defines an "Industrial Company" as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production. Under the Industrial Encouragement Law, these Israeli subsidiaries are entitled to amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes as well as accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industrial Encouragement Law is not subject to receipt of prior approval from any governmental authority.

4.	Foreign Exchange Regulations

Under the Foreign Exchange Regulations, some of Formula's Israeli subsidiaries and affiliates calculate their tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

5.	Structural changes in Matrix

On March 27, 2014, a tax ruling was signed determining that from December 31, 2012 as part of a merger procedure 23 companies wholly owned directly or indirectly by Matrix IT will transfer all their assets and liabilities, subject to the provisions of section 103 and section 104 of the Israeli Income Tax Ordinance.

On August 21, 2014, a tax ruling was signed determining that from December 31, 2013 as part of the merger procedures, 7 companies wholly owned directly or indirectly by Matrix IT will transfer all their assets and liabilities, subject to the provisions of section 103 and section 104 of the Tax income.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17:-	INCOME TAXES (Cont.)

On December 31, 2015 Matrix applied for a merger process as an extension of the above mentioned merger for 5 additional companies holly owned directly or indirectly by Matrix IT, i subject to the provisions of section 103 and section 104 of the Israeli Income Tax Ordinance. The approval is pending.

b.	Non-Israeli subsidiaries and affiliates:

Non-Israeli subsidiaries and affiliates are taxed according to the tax laws in their respective country of residence. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the non-Israelis subsidiaries. This is because the Group intends to permanently reinvest undistributed earnings in the foreign subsidiaries in which those earnings arose. If these earnings were distributed to Israel in the form of dividends or otherwise, the Group may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and non-Israeli withholding taxes.

The amount of undistributed earnings of foreign subsidiaries and affiliates that are considered to be reinvested as of December 31, 2015 was $ 8,486, and $ 32,605, respectively. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries and affiliates for tax purposes and the difficulty of projecting the amount of future tax liability.

c.	Net operating loss carry forwards:

Formula

Formula stand-alone had cumulative losses for tax purposes as of December 31, 2015 totaling approximately $ 76,510 (as of December 31, 2014, the amount was $ 66,820), which can be carried forward and offset against taxable income in the future for an indefinite period.

Matrix

Matrix had cumulative losses for tax purposes as of December 31, 2015 totaling approximately $ 40,720 (as of December 31, 2014, the amount was $ 33,920), which can be carried forward and offset against taxable income in the future for an indefinite period.

Magic

As of December 31, 2015, Magic and its subsidiaries had operating loss carry forwards of $ 19,012, which can be carried forward and offset against taxable income in the future for an indefinite period.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions ("annual limitations") of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17:-	INCOME TAXES (Cont.)

Sapiens

As of December 31, 2015, certain subsidiaries of Sapiens had tax loss carry-forwards totaling approximately $ 29,050. Most of these carry-forward tax losses have no expiration date.

Insync

Insync had cumulative losses for tax purposes as of December 31, 2015 totaling approximately $ 310.

Formula, its subsidiaries and its affiliates have cumulative losses for tax purposes as of December 31, 2015 totaling approximately $ 169,262 (as of December 31, 2014, the amount was $ 168,445), of which $ 142,805 was in respect of companies in Israel which can be carried forward and offset against taxable income in the future for an indefinite period (as of December 31, 2014, the amount was $ 142,191), and approximately $ 26,457 of which was in respect of companies abroad (as of December 31, 2014, that amount was $ 26,254).

d.	Income tax assessments:

Formula and its subsidiaries are routinely examined by various taxing authorities. Below is a summary of the income tax assessments of Formula, its subsidiaries and its affiliates:

Formula

Formula has received final tax assessments (or assessments that are deemed final) through the tax year 2011.

Matrix

Matrix has received final tax assessments (or assessments that are deemed final) through the tax year 2013. Matrix’s subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2011.

Magic

Magic and its Israeli subsidiaries have received final tax assessments (or assessments that are deemed final) through the year 2011.

Sapiens

As of December 31, 2014, Part of Sapiens’ Israeli subsidiaries received final tax assessments through the year 2011.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17:-	INCOME TAXES (Cont.)

e.	Deferred tax assets (liabilities), net:

1.	Composition, net:

	December 31,
	2014	2015

Net operating losses carried forward	$35,611	$30,144
Allowances, reserves and intangible assets	(30,271)	(71,686)
Capitalized software costs	(5,677)	-
Differences in measurement basis (cash basis for tax purposes)	(1,997)	(2,437)

	(2,334)	(43,979)
Valuation allowance	(12,370)	(9,867)

Total	$(14,704)	$(53,846)

2.	Presentation in balance sheets:

	December 31,
	2014	2015

Other non-current assets	$17,901	$13,164
Long-term liabilities	(32,605)	(67,010)

	$(14,704)	$(53,846)

f.	Income before taxes on income:

	Year ended December 31,
	2013	2014	2015

Domestic (Israel)	$46,924	$20,640	$27,506
Foreign	7,582	$9,529	$10,834

Total	$54,506	$30,169	$38,340

g.	Taxes on income (tax benefit) consist of the following:

	Year ended December 31,
	2013	2014	2015

Current taxes	8,000	12,045	10,249
Deferred taxes	926	(1,971)	739

Taxes on income	$8,926	$10,074	$10,988

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17:-	INCOME TAXES (Cont.)

	Year ended December 31,
	2013	2014	2015

Domestic (Israel)	7,938	7,287	7,045
Foreign	988	2,787	3,943

	$8,926	$10,074	$10,988

h.	Theoretical tax:

The following table presents reconciliation between the theoretical tax expense, assuming that all income was taxed at statutory tax rates, and the actual income tax expense, as recorded in the Company's statements of income:

	Year ended December 31,
	2013	2014	2015

Income before income taxes, as per the statement of operations	$54,506	$30,169	$38,340

Statutory tax rate in Israel	25%	26.5%	26.5%

Theoretical tax expense	13,627	7,995	10,160
Reconciliation:
Non-deductible expenses	810	267	1,751
Effect of different tax rates	813	848	832
Effect of “Approved, Beneficiary or Preferred Enterprise” status	-	-	(1,700)
Deferred taxes on current losses (utilization of carry forward losses) and temporary differences for which a valuation allowance was provided, net	(183)	1,032	1,542
Effect of change in Israel tax rates	(677)	-	-
Prior year losses and temporary differences for which deferred taxes were recorded, net	(1,110)	-	-
Uncertain tax position	(3,560)	33	-
Taxes in respect of prior years	(638)	193	(1,151)
Other	(354)	(294)	(446)

Income taxes as per the statement of operations	$8,728	$10,074	$10,988

Effective tax rate - in %	16.0%	33.4%	28.7%

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17:-	INCOME TAXES (Cont.)

i.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of total unrecognized tax benefits in Formula's subsidiaries is as follows:

Balance as of January 1, 2014	$1,017

Decrease due to deconsolidation of Magic	(472)
Increase due to consolidation of Sapiens	705
Increase related to current year tax positions	115
Decrease related to prior years' tax positions	(82)

Balance as of December 31, 2014	1,283

Increase due to consolidation in a subsidiary (*)	154
Decrease related to prior years' tax positions	(181)
Increase related to current year tax positions	570
Decrease due to deconsolidation of Sapiens	(1,365)

Balance as of December 31, 2015	461

(*) The amount initially consolidated as part of the acquisition of subsidiary in 2015 is net of Tax Deducted at Source assets in an amount of $ 635

The Group recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2013, 2014 and 2015, the amounts recognized, on a consolidated basis, for interest and penalties expenses related to uncertain tax positions were $ 17, $ 0 and $ 224, respectively. In addition, the Group's consolidated liability for unrecognized tax benefits including accrued interest and penalties related to uncertain tax positions was $ 198 and $ 0 at December 31, 2014 and 2015, respectively, which is included within income tax accrual in the Group's consolidated balance sheets. The increase in liability for unrecognized tax benefits including accrued interest and penalties related to uncertain tax positions in 2014 is due to the consolidation of Sapiens having an impact of $ 198 which was offset by the deconsolidation of Magic amounting to ($ 58). The decrease in liability for unrecognized tax benefits including accrued interest and penalties related to uncertain tax positions in 2015 is due to the deconsolidation of Sapiens having an impact of ($ 705).

The entire balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18:-	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

Balance Sheets:

a.	Other accounts receivable and prepaid expenses:

Composition:

	December 31,
	2014	2015

Government departments	$12,934	$16,394
Employees(1)	433	330
Prepaid expenses and advances to suppliers	15,829	15,465
Restricted deposits	484	6
Related Parties	403	224
Other	1,214	165

Total	$31,297	$32,584

b.	Liabilities to Banks and other financial institutions:

Composition:

	December 31,		December 31,
	2015		2014	2015
	Interest rate	Linkage
	%	basis

Bank credit	2.2	NIS-Unlinked	$378	$51
Short-term bank loans	1.75-2.25	NIS-Unlinked	15,313	21,274
Current maturities and accumulated interest on long-term loans from banks and other financial institutions (see Note 10)	2.64-5.85	NIS-Unlinked	27,498	37,744

Total			$43,190	$59,069

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18: -	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

c.	Other accounts payable:

Composition:

	December 31,
	2014	2015

Government institutions	$13,216	$13,722
Customer advances	187	697
Accrued royalties to the OCS (Note 15f)	788	-
Accrued interest on debentures (Note 11)	-	213
Related parties	488	899
Accrued expenses and other current liabilities	8,646	1,184

Total	$23,325	$16,715

d.	Financial expenses, net:

Composition:

	Year ended December 31,
	2013	2014	2015

Financial income	$983	$2,888	$738
Financial costs related to long-term debt	(4,629)	(6,800)	(6,117)
Financial costs related Debentures	-	-	(460)
Financial costs related to short-term credit and others	(3,577)	(1,862)	(3,327)
Gain (loss) from marketable securities, net (1) (2)	987	908	912

Total	$(6,236)	$(4,866)	$(8,254)

(1)	Includes gains (losses) from trading securities still held by the Company for the years 2013, 2014 and 2015 in amounts of $ 985, $ 908 and $ 114, respectively (see Note 4).
(2)	Includes impairment of available-for-sale marketable securities for 2013 of $ 714 (see Note 4).

e.	Other expenses (income), net:

Composition:

	Year ended December 31,
	2013	2014	2015

Gain on sale of fixed assets, net	$14	$-	$-
Other loss (income)	-	(5)	2

Total	$14	$(5)	$2

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18: -	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

f.	Operating segments:

The Company operates in the software services and proprietary software products and related services through four directly held entities: Matrix, Sapiens, Magic and Insync. From December 23, 2014 until September 30, 2015, Sapiens issued 1,077,003 shares following exercise of options by Sapiens employees that resulted in Formula’s interest in Sapiens' outstanding common shares being diluted from 50.2% to 49.1%. Formula's investment in Sapiens following the dilution was measured under the equity method of accounting due to loss of control in Sapiens in accordance with ASC 810.

Matrix

Matrix provides software solutions and services, software development projects, outsourcing, integration of software systems and services – all in accordance with its customers' specific needs. Matrix also provides upgrading and expansion of existing software systems.

Prior to December 31, 2015, Matrix reported on four business operating segments, reportied its U.S and Israeli Software solutions and services under one operating segment. Following Matrix management decision to target the U.S market for expanding Matrix operations separately from its operations in the Israeli market, it was management’s decision to split this activity to a separate operating segment and beginning January 1, 2015 Matrix operates through its directly and indirectly held subsidiaries in the following segments: (1) Software solutions and services in Israel (Information Technology – IT); (2) Software solutions and services in the U.S (Information Technology – IT) (3) Learning and integration; (4) Computer infrastructure and integration solutions; and, (5) Software product marketing and support.

Software solutions and services in Israel:

The software solutions and services in Israel provided by Matrix consist mainly of providing tailored software solutions and upgrading and expanding existing software systems. These services include, among others, developing customized software, adapting software to the customer's specific needs, implementing software and modifying it based on the customer's needs, outsourcing, project management, software testing and QA and integrating all or part of the above elements. The scope of work invested in each element varies from one customer to the other.

Software solutions and services in U.S:

Activity in this sector is mainly providing solutions and services of Governance Risk and Compliance (“GRC”) experts, including activities on the following topics: risk management, management and prevention of fraud,, Anti-Money Laundering and securing compliance with the regulations on these issues, through Matrix-IFS (formerly Exzac Inc, a wholly owned subsidiary of Matrix as well as providing solutions and specialized technological. technological services in areas such as: portals, BI (Business Intelligence) DBA (Data Base Administration), CRM (Customer Relation Management) and EIM (Enterprise Information Management) through Xtivia Technologies Inc (a wholly owned subsidiary of Matrix).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18: -	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

Learning and integration:

Matrix's activities in this segment consist of operating a network of high-tech training and instruction centers which provide application courses, professional training courses and advanced professional studies in the high-tech industry.

Computer infrastructure and integration solutions:

Matrix's activities in this segment consist of: (1) providing computer and telecommunication infrastructure solutions; (2) selling and marketing personal computers, portable computers, Intel servers, peripheral equipment, operating systems, servers and workstations that use Microsoft and selling and marketing mainframe storage and backup systems such as HP and EMC; (3) providing computer and peripheral equipment maintenance services, lab and helpdesk services; (4) providing wide range of cloud computing solutions (through the business specializing unit of the Company - Cloud Zone.

Software product marketing and support:

Matrix's activities in this segment include marketing and support for various software products the principal of which are CRM, computer systems management infrastructures, web world content management, database and data warehouse mining, application integration, database and systems, data management and software development tools.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18: -	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

Sapiens

Sapiens is a leading global provider of proprietary software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offerings include a broad range of software solutions and services, comprised of (i) core software solutions for the insurance industry, including Property & Casualty/General Insurance (“P&C”) and Life, Annuities and Pensions (“L&P”) products, and record keeping software solutions for providers of Retirement Services (ii) variety of technology based solution including business decision management solutions for the financial services industry, including insurance, banking and capital markets and (iii) global Services including project delivery and implementation of the Company’ software solutions.

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

From August 21, 2011, the date on which Formula lost its control in Sapiens, as described in Note 1, until January 27, 2012, the date on which Formula regained its control in Sapiens, as described in Note 1, from November 19, 2013, the dates on which Formula lost its control in Sapiens, as described in Note 1 until December 23, 2014, the date on which Formula regained its control in Sapiens, as described in Note 1, and from September 30, 2015, the date on which Formula lost its control in Sapiens, as described in Note 1, Sapiens' results of operations were reflected in the Company's results using the equity method of accounting and therefore were not considered an operating segment during these periods.

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

With respect to IT outsourcing services, Magic offers a vast range of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services and supplemental outsourcing and staffing services.

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

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18: -	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

Insync

InSync is a U.S based national supplier of employees to Vendor Management Systems (VMS) Workforce Management Program accounts. Insync specializes in providing professionals in the following areas; Accounting and Finance, Administrative, Customer Service, Clinical, Scientific and Healthcare, Engineering, Manufacturing and Operations, Human Resources, IT Technology, LI/MFG, and Marketing and Sales. InSync currently supports more than 30 VMS program customers with employees in over 40 states.

The Company evaluates the performances of each of its directly held subsidiaries based on operating income/loss. Headquarters and finance expenses of Formula are allocated proportionally among the subsidiaries:

	Matrix	Sapiens	Magic	Insync	Total

Revenues:
2015	586,610	136,577	-	29,919	753,106
2014	586,618	-	27,299	22,785	636,702
2013	534,792	117,281	144,958	-	797,031

Inter-segment sales:
2015	2,551	-	-	-	2,551
2014	285	-	-	-	285
2013	870	-	280	-	1,150

Operating income:
2015	30,788	15,314	-	(208)	45,894
2014	30,003	-	3,350	1,682	35,035
2013	34,376	9,015	17,351		60,742

	Matrix	Sapiens	Magic	Insync	Total

Identifiable assets:
2015	354,901	-	-	6,337	361,238
2014	326,469	205,622	-	7,641	539,732

Goodwill:
2015	162,173	-	-	-	162,173
2014	155,974	217,257	-	-	373,231

Identifiable liabilities:
2015	223,983	-	-	1,257	225,240
2014	201,736	57,736	-	1,436	260,908

Depreciation and amortization:
2015	6,151	10,768		280	17,199
2014	7,400	-	1,386	(655)	8,131
2013	7,381	8,588	8,380	-	24,349

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18: -	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

	Matrix	Sapiens	Magic	Insync	Total

Investments in segment assets:
2015	3,188	2,229	-	10	5,427
2014	3,848	-	161	29	4,038
2013	3,577	2,794	497	-	6,868

The following table presents reconciliation, between the data concerning revenues, assets and liabilities appearing in the individual operating segments' financial statements and the corresponding data appearing in the Company's consolidated financial statements:

	Year ended December 31,
	2013	2014	2015

Revenues:
Revenues as above	$797,031	$636,702	$753,106
Less inter-segment transactions	(1,150)	(285)	(2,551)

Revenues as per statements of operations	$795,881	$636,417	$750,555

	December 31,
	2014	2015
Identifiable assets:
Total assets of operating segments	$912,963	$523,411
Assets not identifiable to a particular segment	216,661	548,038
Elimination of inter-segment assets and other	(4,500)	(4,500)

Total assets as per consolidated balance sheets	1,125,124	1,066,949

Identifiable liabilities:
Total liabilities of operating segments	260,908	225,240
Liabilities not identifiable to a particular segment	212,052	283,426
Elimination of inter-segment liabilities and other	(4,500)	(4,500)

Total liabilities as per consolidated balance sheets	468,460	504,166

g.	Geographical information:

1.	The Company's long-lived assets are located as follows:

	December 31,
	2014	2015

Israel	$18,204	$13,540
United States	451	424
Europe	1,345	235
Japan	109	-
Other	17	-

Total	$20,126	$14,199

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18: -	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

2.	Revenues:

The Company’s revenues classified by geographic area (based on the location of customers) are as follows:

	Year ended December 31,
	2013	2014	2015

Israel	$526,179	$531,193	$527,628
International:
United States	155,002	87,270	144,489
Europe	84,864	14,576	63,347
Other	29,836	3,378	15,091

Total	$795,881	$636,417	$750,555

h.	Earnings per share:

The following table presents the computation of basic and diluted net earnings per share for the Company:

	Year ended December 31,
	2013	2014	2015

Numerator:
Net income basic earnings per share - income available to shareholders	$80,687	$80,833	$73,795

Amount for diluted earnings per share - income available to shareholders	80,219	$80,541	$73,721

Weighted average shares outstanding
Denominator for basic net earnings per share	13,725	13,929	14,071
Effect of dilutive securities	398	479	673

Denominator for diluted net earnings per share	14,123	14,408	14,744

Basic net earnings per share	5.88	5.80	5.24

Diluted net earnings per share	$5.68	5.59	5.00

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 19:-	SUBSEQUENT EVENTS

On May 9, 2016, Israel Aerospace Industries (IAI) and Formula concluded the purchase of TSG – a subsidiary and the military arm of Ness Technologies, engaged in the fields of command and control systems, intelligence, homeland security and cyber security. The total purchase price in the transaction amounted to $ 51,532 in cash (subject to certain adjustments), with each of IAI and Formula acquiring 50% of TSG for $ 25,766. TSG is a leading provider of core command and control systems to Israel's defense organization, including the Israeli Defense Forces and the Israeli Police.

- - - - - - - - - - - - - - - - - - -

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

IN U.S. DOLLARS

- - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. ("the Company") as of December 31, 2014 and 2015, and the related consolidated statements of income, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2015 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2016, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 27, 2016	A member of EY Global

F - 2

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SAPIENS INTERNATIONAL CORPORATION N.V.

We have audited Sapiens International Corporation N.V. ("the Company") internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

F - 3

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Insseco (the "Entity"), which was acquired in August 2015 and is included in the 2015 consolidated financial statements of the Company and constituted $2,362 thousands of total net assets, as of December 31, 2015 and $1,165 thousands of net income, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the Entity.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sapiens International Corporation N.V. as of December 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015 and our report dated March 27, 2016 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 27, 2016	A Member of EY Global

F - 4

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2014 *)	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$47,400	$54,351
Trade receivables (net of allowance for doubtful accounts of $ 215 and $ 199 at December 31, 2014 and 2015, respectively)	31,832	29,761
Other receivables and prepaid expenses	3,964	5,455
Marketable Securities	-	8,776

Total current assets	83,196	98,343

LONG-TERM ASSETS:
Marketable securities	33,098	30,875
Other long-term assets	5,567	4,252
Severance pay fund	10,735	5,551
Capitalized software development costs, net	19,243	19,856
Other intangible assets, net	8,662	7,684
Goodwill	67,698	70,035
Property and equipment, net	5,011	5,675

Total long-term assets	150,014	143,928

Total assets	$233,210	$242,271

*) Derived from the audited financial statements of the Company as of December 31, 2014, adjusted for the acquisition of Insseco (see note 1c).

The accompanying notes are an integral part of the consolidated financial statements.

F - 5

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)

	December 31,
	2014 *)	2015

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$3,310	$4,721
Employees and payroll accruals	15,251	17,119
Accrued expenses and other liabilities	11,700	14,893
Deferred revenues and customer advances	9,272	10,268

Total current liabilities	39,533	47,001

LONG-TERM LIABILITIES:
Other long-term liabilities	3,217	6,414
Accrued severance pay	12,008	6,662

Total long-term liabilities	15,225	13,076

COMMITMENTS AND CONTINGENT LIABILITIES

REDEEMABLE NON-CONTROLLING INTEREST	159	385

EQUITY:
Sapiens International Corporation N.V. Shareholders' equity:
Share capital:
Common shares of € 0.01 par value:
Authorized: 54,000,000 and 70,000,000 shares at December 31, 2014 and 2015, respectively; Issued: 50,007,607 and 51,088,077 shares at December 31, 2014 and 2015, respectively; Outstanding: 47,679,311 and 48,759,781 shares at December 31, 2014 and 2015, respectively	667	678
Additional paid-in capital	249,271	233,980
Treasury shares, at cost - 2,328,296 Common shares at December 31, 2014 and 2015, respectively	(9,423)	(9,423)
Accumulated other comprehensive loss	(10,281)	(11,679)
Accumulated deficit	(52,630)	(32,614)

Total Sapiens International Corporation N.V. shareholders' equity	177,604	180,942
Non-controlling interests	689	867

Total equity	178,293	181,809

Total liabilities and equity	$233,210	$242,271

*) Derived from the audited financial statements of the Company as of December 31, 2014, adjusted for the acquisition of Insseco (see note 1c).

The accompanying notes are an integral part of the consolidated financial statements.

F - 6

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2013	2014	2015

Revenues:
License	$15,164	$13,204	$12,300
Services	120,213	144,246	173,336

Total Revenues	135,377	157,450	185,636

Cost of revenues:
License	953	883	505
Services	84,018	98,212	110,687

Total cost of revenues	84,971	99,095	111,192

Gross profit	50,406	58,355	74,444

Operating expenses:
Research and development	11,846	11,352	10,235
Selling, marketing, general and administrative	26,677	32,097	39,859

Total operating expenses	38,523	43,449	50,094

Operating income	11,883	14,906	24,350
Financial income, net	520	124	163

Income before taxes on income	12,403	15,030	24,513
Taxes on income	(811)	(454)	(4,213)

Net income	11,592	14,576	20,300

Attributable to non-controlling interests	(12)	131	59
Attributed to redeemable non-controlling interest	-	(18)	1
Adjustment to redeemable non-controlling interest	-	-	224

Net income attributable to Sapiens' shareholders	$11,604	$14,463	$20,016

Net earnings per share attributable to Sapiens' shareholders

Basic	$0.29	$0.31	$0.42

Diluted	$0.27	$0.30	$0.41

The accompanying notes are an integral part of the consolidated financial statements.

F - 7

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015

Net income	$11,592	$14,576	$20,300

Other comprehensive income (loss):

Foreign currency translation adjustments	5,923	(11,181)	(1,367)
Unrealized losses arising from marketable securities during the period, net of tax	-	(158)	(37)
Losses reclassified into earnings from marketable securities, net of tax	-	3	5

	5,923	(11,336)	(1,399)

Total comprehensive income	17,515	3,240	18,901

Comprehensive income attributable to non-controlling interests	(41)	158	59
Comprehensive income attributed to redeemable non-controlling interest	-	(18)	1
Comprehensive income adjustment to redeemable non-controlling interest	-	-	224

Comprehensive income attributable to Sapiens' shareholders	$17,556	$3,100	$18,617

The accompanying notes are an integral part of the consolidated financial statements.

F - 8

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except of share data)

	Common stock		Additional paid-in	Treasury	Accumulated Other Comprehensive	Accumulated	Non-controlling	Total
	Shares	Amount	capital	shares	Income (loss)	deficit	interests	equity

Balance as of January 1, 2013	38,679,505	547	210,047	(9,423)	(4,870)	(78,697)	835	118,439

Stock-based compensation	-	-	933	-	-	-	-	933
Issuance of shares upon public offering, net	6,497,400	87	37,704	-	-	-	-	37,791
Distribution of dividend	-	-	(5,802)	-	-	-	-	(5,802)
Employee stock options exercised (cash and cashless)	815,564	11	1,678	-	-	-	-	1,689
Warrants exercised (cashless)	22,513	-	-	-	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	(157)	(157)
Other comprehensive income (loss)	-	-	-	-	5,952	-	(29)	5,923
Net income	-	-	-	-	-	11,604	(12)	11,592

Balance as of December 31, 2013	46,014,982	645	244,560	(9,423)	1,082	(67,093)	637	170,408

Stock-based compensation	-	-	1,067	-	-	-	-	1,067
Employee stock options exercised (cash and cashless)	1,225,368	17	1,552	-	-	-	-	1,569
Warrants exercised (cashless)	438,961	5	(5)	-	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	(106)	(106)
Other comprehensive income (loss)	-	-	-	-	(11,363)	-	27	(11,336)
Net income	-	-	-	-	-	14,463	131	14,594

Balance as of December 31, 2014	47,679,311	667	247,174	(9,423)	(10,281)	(52,630)	689	176,196

Adjustment for acquisition under common control	-	-	2,097	-	-	-	-	2,097

Balance as of December 31, 2014 *)	47,679,311	667	249,271	(9,423)	(10,281)	(52,630)	689	178,293

Stock-based compensation	-	-	1,153	-	-	-	196	1,349
Employee stock options exercised (cash and cashless)	1,080,470	11	1,557	-	-	-	-	1,568
Distribution of dividend	-	-	(7,186)	-	-	-	-	(7,186)
Dividend to non-controlling interests	-	-	-	-	-	-	(77)	(77)
Other comprehensive income (loss)	-	-	-	-	(1,398)	-	(1)	(1,399)
Adjustment to redeemable non-controlling interest	-	-	-	-	-	(224)	-	(224)
Distribution to ultimate parent for a business acquisition under common control	-	-	(10,815)	-	-	-	-	(10,815)
Net income	-	-	-	-	-	20,240	60	20,300

Balance as of December 31, 2015	48,759,781	$678	$233,980	$(9,423)	$(11,679)	$(32,614)	$867	$181,809

*) Derived from the audited financial statements of the Company as of December 31, 2014, adjusted for the acquisition of Insseco (see note 1c).

The accompanying notes are an integral part of the consolidated financial statements.

F - 9

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015
Cash flows from operating activities:

Net income	$11,592	$14,576	$20,300
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	7,887	8,717	9,625
Stock-based compensation	933	1,067	1,349
Amortization of premium and accrued interest on marketable securities	-	(225)	(453)

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net	(6,677)	(6,637)	1,893
Other operating assets	(2,317)	127	(1,229)
Deferred tax assets, net	1,133	(1,020)	2,169
Trade payables	1,874	(3,297)	1,511
Other operating liabilities	383	8,469	4,134
Deferred revenues and customer advances	2,508	(223)	1,300
Accrued severance pay, net	(50)	7	(159)

Net cash provided by operating activities	17,266	21,561	40,440

Cash flows from investing activities:

Purchase of property and equipment	(4,129)	(1,468)	(2,815)
Capitalized software development costs	(5,392)	(6,094)	(6,032)
Net cash paid for acquisitions (b)	-	(2,064)	(2,934)
Investment in marketable securities	-	(34,906)	(7,678)
Proceeds from sale of marketable securities	-	1,543	1,499
Restricted cash, net	(210)	239	(893)

Net cash used in investing activities	$(9,731)	$(42,750)	$(18,853)

The accompanying notes are an integral part of the consolidated financial statements.

F - 10

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015
Cash flows from financing activities:

Proceeds from employee stock options exercised	$1,689	$1,569	$1,568
Distribution to ultimate parent for a business acquisition under common control (c)	-	-	(8,482)
Issuance of shares upon public offering, net	37,791	-	-
Distribution of dividend	(5,802)	-	(7,186)
Dividend to non-controlling interest	(157)	(106)	(77)

Net cash provided by (used in) financing activities	33,521	1,463	(14,177)

Effect of exchange rate changes on cash	207	(3,187)	(459)

Increase (decrease) in cash and cash equivalents	41,263	(22,913)	6,951
Cash and cash equivalents at beginning of year	29,050	70,313	47,400

Cash and cash equivalents at end of year	$70,313	$47,400	$54,351

Supplemental cash flow activities:

(a) Cash paid (received) during the year for:

Interest paid	$7	$5	$6

Interest received	$(7)	$(604)	$(1,199)

Income taxes	$739	$665	$2,234

(b) Net cash paid for acquisitions:
Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents)	$-	$(228)	$(1,221)
Other long term assets	-	-	(183)
Other long term liabilities	-	-	1,424
Goodwill and other intangible assets	-	(2,013)	(3,903)
Contingent payments	-	-	949
Redeemable non-controlling interest	-	177	-

	$-	$(2,064)	$(2,934)

(c) Non-cash transactions:
Loan and contingent payments to ultimate parent	-	-	(2,333)

The accompanying notes are an integral part of the consolidated financial statements.

F - 11

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.	General:

Sapiens International Corporation N.V. (“Sapiens”) and its subsidiaries (collectively, the “Company”), a member of the Formula Systems (1985) Ltd. Group, is a global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. The Company's offerings include a broad range of software solutions and services, comprised of (i) core software solutions for the insurance industry, including Property & Casualty/General Insurance (“P&C”) and Life, Annuities and Pensions (“L&P”) products, and record keeping software solutions for providers of Retirement Services (ii) variety of technology based solution including business decision management solutions for the financial services industry, including insurance, banking and capital markets and (iii) global Services including project delivery and implementation of the Company’ software solutions.

The Company's target markets are primarily North America, United Kingdom, Europe, Israel, and Asia Pacific.

b.	Acquisition of Ibexi:

On May 6, 2015, the Company completed the agreement to acquire all of outstanding shares of Ibexi Solution Private Limited (Ibexi), an India-based provider of insurance business and technology solutions, in total consideration of $4,764 including a contingent payment valued at $949 on the acquisition date.

In addition, an amount of approximately $1,900 is subject to continued employment and therefore not part of the purchase price but is recognized over the service period.

Ibexi was founded in 2001 and operates in Asia Pacific, servicing insurers in both the property and casualty and life, pension and annuities markets, including leading insurance companies in India.

c.	Acquisition of Insseco

On August 18, 2015 (the “acquisition date”), Sapiens completed the acquisition from Asseco Poland S.A. (“Asseco” or the “Seller”) of all issued and outstanding shares of Insseco. Asseco is the ultimate parent company of Sapiens, through holding in Formula Systems, which has been lastly effective as of December 23, 2014 and thereafter, the direct parent company of Sapiens. Insseco is a newly established company into which Asseco had transferred all of its Polish insurance employees, certain fixed assets, certain customer contracts and certain software including intellectual property rights. Insseco has a team of approximately 140 insurance professionals and an established presence in the Polish insurance market, and services major insurance customers in Poland, including top tier insurance carriers.

F - 12

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

Sapiens paid the acquisition consideration in cash, consisting of 34.3 million Polish Zloty or approximately $9,100. In addition, the seller has upside or downside performance based payments relating to achievements of revenue goals and profitability over the next five years. If the aggregate revenues generated by Insseco from its activity from July 1, 2015 through June 30, 2020 exceed 90 million Polish Zloty or approximately $23,800, the Seller shall be entitled to receive additional amounts ranging from 3% to 15% of the excess amount of the respective revenues. If the aggregate revenues generated by Insseco for the period from July 1, 2015 through June 30, 2018 are below 84 million Polish Zloty or $22,200, the seller shall pay Sapiens an amount equal to 35% of the deficiency below such amount. In addition, the amounts payable to the seller may be adjusted upwards or downwards as a result of changes in the profitability of a specific account that Sapiens acquired as part of the acquisition. The estimated fair value of the contingent payments that depend on the revenue and profitability goals as of December 31, 2015 is $887.

The acquisition of Insseco from Asseco, which is the ultimate parent company of Sapiens is a transaction between entities under common control, and therefore accounted for under the pooling of interest method in accordance with ASC 805, Business Combinations. Under the pooling-of-interests method, combination between two businesses under common control is accounted for at carrying amounts with retrospective adjustment of prior period financial statements. As the common control achieved on December 23, 2014, the balance sheet as of December 31, 2014 of Sapiens was adjusted to reflect the carrying amounts combination between Sapiens and Insseco. The results of Sapiens for the twelve-month period ended December 31, 2015 were also adjusted to reflect the combination with Insseco, accordingly.

Under the pooling-of-interests method, the equity accounts of the combining entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction (i.e., distribution to parent company). As opposed to the purchase method of accounting, no intangible assets are recognized in the transaction, other than those existed in the combining entities and no goodwill is recognized as a result of the combination.

The application of the pooling-of-interests method with respect to the acquisition of Insseco increased the total assets, liabilities and equity as of December 31, 2014 by $4,387, $2,290, and $2,097, respectively. Revenues, pretax income and net income of Insseco for the twelve-month period ended December 31, 2015, which are included in the consolidated statements of income amounted to $10,516, $1,324 and $1,165, respectively.

F - 13

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

d.	Acquisition in previous year:

On August 1, 2014, the Company completed the acquisition of all of the outstanding shares of Knowledge Partners International (KPI), a pioneer and recognized leader in decision management consultancy, services and training, in consideration of $ 2,380, composed of the following:

Cash Payment	$2,203
Share consideration *	177

Total purchase price	$2,380

*)	Sapiens issued 57,000 shares of its subsidiary, Sapiens software solution (Decision) LTD, reflecting 3% of the subsidiary's outstanding shares.
According to the agreement the sellers will have the right to sell their minority interests to the Company during the period commencing on the date that is 48 months following the acquisition date, and the Company will have corresponding call option.

Sapiens issued additional 88,500 restricted shares of its subsidiary, Sapiens software solution (Decision) Ltd, vesting and expensed over a period of 3 years commencing the acquisition date.

F - 14

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in United States dollars:

The currency of the primary economic environment in which the operations of Sapiens and certain subsidiaries are conducted is the U.S. dollar ("dollar"); thus, the dollar is the functional currency of Sapiens and certain subsidiaries.

Sapiens and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

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

Redeemable non-controlling interests are classified as mezzanine equity, separate from permanent equity, on the consolidated balance sheets and measured at each reporting period at the higher of their redemption amount or the non-controlling interest book value, in accordance with the requirements of Accounting Standards Codification (“ASC”) 810 “Consolidation” and ASC 480-10-S99-3A, “Distinguishing Liabilities from Equity”.

F - 15

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with original maturities of three months or less at acquisition.

e.	Restricted cash:

The Company maintains certain cash amounts restricted as to withdrawal or use. As of December 31, 2014 and 2015, the Company maintained a balance of $ 484 and $1,370, respectively that represents security deposits with respect to lease agreements, hedging transactions and credit lines from banks. Restricted cash is included within other receivables and prepaid expenses.

f.	Marketable securities:

The Company accounts for all its investments in debt securities, in accordance with ASC 320, “Investments - Debt and Equity Securities”. The Company classifies all debt securities as “available-for-sale”. All of the Company’s investments in available-for-sale securities are reported at fair value. Unrealized gains and losses are comprised of the difference between fair value and the amortized cost of such securities and are recognized, net of tax, in accumulated other comprehensive income (loss).

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in "financial income, net".

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in “net gain on sale of marketable securities previously impaired” in the statements of income and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During 2015 the Company did not recognize an impairment charge as the decline in fair value of its investment in marketable securities is not judged to be other-than-temporary.

F - 16

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	17 - 33
Office furniture and equipment	6 - 20

Leasehold improvements are amortized by the straight-line method over the term of the lease (including option terms that are deemed to be reasonably assured) or the estimated useful life of the improvements, whichever is shorter.

h.	Research and development costs:

Research and development costs incurred in the process of software production before establishment of technological feasibility are charged to expenses as incurred. Costs incurred to develop software to be sold are capitalized after technological feasibility is established in accordance with ASC 985-20, "Software - Costs of Software to be Sold, Leased, or Marketed". Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design.

Costs incurred by the Company between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software development costs are amortized by the straight-line method over the estimated useful life of the software product (between 5-7 years).

i.	Other intangible assets, net:

Technology and Patent are amortized over their estimated useful life on a straight-line basis. The acquired customer relationships are amortized over their estimated useful lives in proportion to the economic benefits realized or the straight-line method. The weighted average annual rates for other intangible assets are as follows:

%

Technology	15 - 25
Customer relationships	10 - 14
Patent	10

F - 17

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360 "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2013, 2014 and 2015, no impairment losses have been identified.

k.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350,"Intangibles- Goodwill and Other" ("ASC 350"), goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company operates in four reporting units: Emerge, L&P, Decision and P&C.

The Company applied the provisions of ASC 350 for the Company's annual impairment test. Under the provisions, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required.

The Company performed a qualitative assessment during the fourth quarter of each of 2013, 2014 and 2015 and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required.

l.	Revenue recognition:

The Company generates revenues from sales of software licenses which normally include significant implementation services that are considered essential to the functionality of the software license. In addition, the Company generates revenues from post implementation consulting services and maintenance services.

Revenues are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Company considers all arrangements with payment terms extending beyond six months from the delivery of the elements not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

F - 18

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses which normally include significant implementation that is considered essential to the functionality of the license. The Company accounts for revenues from the services (either fixed price or Time and Materials (T&M)) together with the software under contract accounting using the percentage-of-completion method in accordance with ASC 605-35, "Construction-Type and Production-Type Contracts". The percentage of completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion.

In accordance with ASC 985-605, the Company establishes Vendor Specific Objective Evidence ("VSOE") of fair value of maintenance services (PCS) based on the Bell-Shaped approach and determined VSOE for PCS, based on the price charged when the element is sold separately (that is, the actual renewal rate). The Company's process for establishing VSOE of fair value of PCS is through performance of VSOE compliance test which is an analysis of the entire population of PCS renewal activity for its installed base of customers.

Provisions for estimated losses on contracts in progress are made in the period in which they are first determined, in the amount of the estimated loss on the entire contact.

Maintenance revenue is recognized ratably over the term of the maintenance agreement. Deferred revenues and customer advances include unearned amounts received under maintenance and support agreements and amounts received from customers, for which revenues have not yet been recognized.

In addition, the Company derives a significant portion of its revenues from post implementation consulting services provided on a "Time and Materials" ("T&M") basis which are recognized as services are performed.

m.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This topic prescribes the use of the asset and liability method, whereby deferred tax asset and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Deferred tax assets and deferred tax liabilities are classified as long-term in the balance sheets. See also note 2v for adoption of ASU 2015-17.

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement.

The Company classifies interest as financial expenses and penalties as selling, marketing, general and administration expenses.

F - 19

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, trade receivables, marketable securities and foreign currency derivative contracts.

The Company's cash and cash equivalents and restricted cash are invested in bank deposits mainly in dollars, with a significant portion also invested in NIS. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these banks deposits may be redeemed upon demand and therefore bear minimal risk.

The Company's trade receivables are generally derived from sales to large and solid organizations located mainly in North America, Israel, United Kingdom, Rest of Europe and Asia Pacific. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, the Company may require prepayment. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Provisions for doubtful accounts were recorded in selling, marketing, general and administrative expenses.

The Company's marketable securities include investment in corporate debentures. The Company's investment policy limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company entered into forward contracts, and option contracts intended to protect against the increase in value of forecasted non-dollar currency cash flows. The derivative instruments hedge a portion of the Company's non-dollar currency exposure.

No off-balance sheet concentrations of credit risk exist.

o.	Accrued severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israel's Severance Pay Law based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability is fully provided by monthly deposits with insurance policies and severance pay funds and by an accrual.

The deposited funds include profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or employment agreements. The value of the deposited funds is based on the cash surrendered value of these policies and recorded as an asset in the Company's consolidated balance sheets.

F - 20

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In addition, the Company signed on a collective agreement with certain employees, according to which the Company's contributions for severance pay shall be instead of severance compensation and that upon release of the policy to the employee, no additional payments shall be made by the Company to the employee. Generally, the Company, under its sole discretion, pays to these employees the entire liability, irrespective of the collective agreement described per above. Therefore, the net obligation related to those employees is stated on the balance sheet as accrued severance pay.

The Company's agreements with certain employees in Israel are in accordance with Section 14 of the Severance Pay Law, 1963, whereas, the Company's contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount of the employee's monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

During the year ended December 31, 2015, the Israeli ministry of Economy has approved the Company's request to retroactively apply section 14 for part of the Company's Israeli employees which elected to be included under section 14. As part of the process, the Company deposited to these employees' severance pay funds all required amounts to cover the severance pay liabilities. Under the section 14, as mentioned above, the severance pay fund and liabilities are not stated on the balance sheet as of December 31, 2015.

Severance expense for the years 2013, 2014 and 2015 amounted to $ 2,909, $ 3,022 and $3,518, respectively.

p.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of common shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of common shares outstanding during each year plus dilutive potential equivalent common shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share".

q.	Stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" ("ASC 718"), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of income.

The Company uses the Binomial Lattice ("Binomial model") option-pricing model to estimate the fair value for any options granted. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

F - 21

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Stock-based compensation cost is measured at the grant date, based on the fair value of the award. The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the straight-line basis over the requisite service period of the award, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The fair value of each option granted in 2013, 2014 and 2015 using the Binomial model, was estimated on the date of grant with the following assumptions:

	Year ended December 31,
	2013	2014	2015

Contractual life	6 years	6 years	6 years
Expected exercise factor	1.5-2	1.5-2	1.5
Dividend yield	0%	0%	0%
Expected volatility (weighted average)	54.3%	48.9%	43.0%-44.1%
Risk-free interest rate	1.0%-2.1%	1.8%-1.9%	1.6%-1.8%

The risk-free interest rate assumption is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term as of the Company's employee stock options. Since dividend payment is applied to reduce the exercise price of the option, the effect of the dividend protection is reflected by using an expected dividend assumption of zero. The expected life of options granted is derived from the output of the option valuation model and represents the period of time the options are expected to be outstanding. The expected exercise factor is based on industry acceptable rates since no actual historical behavior by option holders exists. Expected volatility is based on the historical volatility of the Company.

r.	Fair value of financial instruments:

ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"), defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

F - 22

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company measures its marketable debt securities and foreign currency derivative instruments at fair value. The Company's marketable debts securities are traded in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and accordingly are categorized as Level 2.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximate fair value due to the short-term maturities of such instruments.

s.	Derivatives and hedging:

The Company enters into option contracts and forward contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company's option and forward contracts do not qualify as hedging instruments under ASC 815, "Derivatives and hedging". Changes in the fair value of option strategies are reflected in the consolidated statements of income as financial income or expense.

In 2013, 2014 and 2015, the Company entered into option strategies contracts in the notional amounts of $9,868, $33,270 and $9,250, respectively and in 2013, 2014 and 2015, the Company entered into forward contracts in the notional amounts of $299, $7,383 and $42,770, respectively, in order to protect against foreign currency fluctuations.

F - 23

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2014 and 2015, the Company had outstanding options and forward contracts, in the notional amount of $25,772 and $21,876, respectively.

In 2013, 2014 and 2015, the Company recorded an income (expenses) of $387, $(397) and $230, respectively, with respect to the above transactions, presented in the statements of income as financial income (expenses).

t.	Treasury shares:

Repurchased common shares are held as treasury shares. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

u.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

The components of accumulated other comprehensive income (loss), in the amount of $ (10,281) and $ (11,679) at December 31, 2014 and 2015, respectively, were as follows:

	December 31,
	2014	2015

Foreign currency translation differences	$(10,126)	$(11,492)
Unrealized losses on available-for-sale marketable securities, net of tax	(155)	(187)

	$(10,281)	$(11,679)

v.	Impact of recently issued accounting standards:

In November 2015, the FASB issued Accounting Standards Update 2015-17 (ASU 2015-17) Balance Sheet Classification of Deferred Taxes, which requires that deferred tax assets and deferred tax liabilities be classified as noncurrent in the balance sheet. ASU 2015-17 is effective for the interim and annual periods ending after December 15, 2016. Early adoption is permitted, and the Company adopted the provisions of ASU 2015-17 retrospectively as of December 31, 2015. Prior period information presented in the Company's consolidated financial statements was retrospectively adjusted, resulting in the reclassification of $2,319 of deferred tax assets from current assets to long-term assets within the Company's consolidated balance sheets at December 31, 2014.

On May 28, 2014, the FASB completed its Revenue Recognition project by issuing ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The new guidance establishes the principles to report useful information to users of financial statements about the nature, timing, and uncertainty of revenue from contracts with customers. The new Revenue Recognition guidance is effective for annual reporting periods beginning after December 15, 2016 including interim reporting periods within that reporting period. Early application is not permitted. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of this pronouncement.

F - 24

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:	MARKETABLE SECURITIES

As of December 31, 2015 and 2014, the fair value, Amortized cost and gross unrealized holding gains and losses of available-for-sale marketable securities were as follows:

	December 31, 2015
	Amortized Cost	Gross unrealized Gains	Gross Unrealized losses	Fair value

Government debentures – fixed interest rate	$5,242	-	$(19)	$5,223
Corporate debentures – fixed interest rate	$34,663	-	$(235)	$34,428

	$39,905	-	$(254)	$39,651

	December 31, 2014
	Amortized Cost	Gross unrealized Gains	Gross Unrealized losses	Fair value

Government debentures – fixed interest rate	$5,161	-	$(33)	$5,128
Corporate debentures – fixed interest rate	$28,148	-	$(178)	$27,970

	$33,309	-	$(211)	$33,098

As of December 31, 2015, the contractual maturities of available-for-sale marketable securities are up to 3 years, an amount of $8,776 were classified as short-term marketable securities as part of the current assets due to contractual maturity of up to one year. Interest receivable included in other receivables and prepaid expenses amounted to $ 280 and $334 as of December 31, 2014 and 2015, respectively.

NOTE 4:	OTHER LONG TERM ASSETS

	December 31,
	2014	2015

Deferred tax assets	$3,014	$2,779
Government authorities	1,688	-
Other	865	1,473

	$5,567	$4,252

As of December 31, 2015, the amounts receivable from government authorities were classified as current assets.

F - 25

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2015

Cost:
Computers and peripheral equipment	$13,762	$15,477
Office furniture, equipment and other	4,235	4,228
Leasehold improvements	2,811	2,780

	20,808	22,485
Accumulated depreciation:
Computers and peripheral equipment	11,716	12,712
Office furniture, equipment and other	2,652	2,607
Leasehold improvements	1,429	1,491

	15,797	16,810

Depreciated cost	$5,011	$5,675

Depreciation expense totaled $1,260, $1,582 and $2,080 for the years 2013, 2014 and 2015, respectively.

NOTE 6:	CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET

The changes in capitalized software development costs during the years ended December 31, 2014 and 2015 were as follows:

	Year ended December 31,
	2014	2015

Balance at the beginning of the year	$19,704	$19,243

Capitalization	6,094	6,032
Adjustment for acquisition under common control	563	-
Amortization	(4,926)	(5,439)
Functional currency translation adjustments	(2,192)	20

Balance at the year end	$19,243	$19,856

Amortization of capitalized software development costs for 2013, 2014 and 2015, was $4,500, $4,926 and $5,439, respectively. Amortization expense is included in cost of revenues.

F - 26

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net, are comprised of the following:

	December 31,
	2014	2015

Original amounts:

Customer relationships	$9,845	$10,853
Technology	6,871	6,717
Patent	1,234	1,230

	17,950	18,800

Accumulated amortization:

Customer relationships	5,239	6,361
Technology	3,998	4,581
Patent	51	174

	9,288	11,116

Other intangible assets, net	$8,662	$7,684

b.	Amortization of other intangible assets was $2,127, $2,209 and $2,106 for 2013, 2014 and 2015, respectively.

c.	Estimated amortization expense for future periods:

For the year ended December 31,

2016	$1,768
2017	1,728
2018	1,461
2019	858
2020 and thereafter	1,869

$7,684

F - 27

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2014 and 2015 are as follows:

	Year ended December 31,
	2014	2015

Balance at the beginning of the year	$72,438	$67,698

Acquisition of subsidiaries	613	2,588
Functional currency translation adjustments	(5,353)	(251)

Balance at the year end	$67,698	$70,035

NOTE 9:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2014	2015

Government authorities	$3,673	$3,419
Accrued royalties to the OCS (Note 10a)	283	251
Accrued expenses	7,744	11,223

	$11,700	$14,893

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Sapiens Technologies (1982) Ltd. ("Sapiens Technologies"), a subsidiary incorporated in Israel, was partially financed under programs sponsored by the Office of Chief Scientist ("OCS") for the support of certain research and development activities conducted in Israel.

In exchange for participation in the programs by the OCS, the Company agreed to pay 3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs based on an understanding with the OCS reached in January 2012.

The royalties will be paid up to a maximum amount equaling 100%-150% of the grants provided by the OCS, linked to the dollar, and for grants received after January 1, 1999, bear annual interest at a rate based on LIBOR.

F - 28

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Royalties' expenses amounted to $514, $618 and $505 in 2013, 2014 and 2015, respectively, and are included in cost of revenues.

As of December 31, 2015, the Company had a contingent liability to pay royalties of $7,332.

b.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company's office space and office equipment are rented under several operating leases. Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, were as follows:

2016	$4,590
2017	3,989
2018	3,746
2019	3,363
2020 and thereafter	1,356

$17,044

Rent expense for the years ended December 31, 2013, 2014 and 2015 was $3,370, $3,782 and $4,418 respectively.

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $173 as of December 31, 2015.

c.	The Company has provided bank guarantees in the amount of $1,076 as security for the rent to be paid for its leased offices. The bank guarantees is valid through February 2016 and thereafter was renewed in an amount of approximately $600 which will be valid through February 2017. As of December 31, 2015, the Company had restricted bank deposits of $487 in favor of the bank guarantees.

As of December 31, 2015, the Company has provided bank guarantees in the amount of $582 as security for the performance of various contracts with customers and suppliers.

In order to secure a credit line for one of Sapiens' subsidiaries, the Company has created a general floating pledge on that subsidiary's assets in favor of the bank providing the line of credit.

F - 29

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	On August 27, 2015, the Company's wholly-owned subsidiary was summoned to a hearing at a court in Amsterdam in connection with a claim initiated against it by one of its customers.

Although the software system provided by the subsidiary has been used by the customer since 2008, the customer now claims that the software system furnished to the customer did not comply with the requirements of the customer and that the subsidiary failed to correct errors in the software systems in accordance with the service level agreement between the parties. The remedies sought by the customer are (i) termination of all contracts with the subsidiary and (ii) refund of all amounts paid by the customer to the subsidiary under the foregoing contracts plus damages in an aggregate amount of approximately €21.5 million.

As of the date of publication of these financial statements, the Company is examining together with its advisors the foregoing claim, the obligations of the subsidiary under the contracts with the customer (including limitations on liability thereunder) and the availability of insurance coverage with respect to the claim.  The Company has included in these financial statements a provision which reflects the current estimate of the potential outcome of the foregoing claim.

NOTE 11:	TAXES ON INCOME

a.	Parent taxation:

Sapiens is governed under the laws of Curaçao. In addition, Sapiens is registered as an Israeli corporation for tax purposes only.

b.	Israeli taxation:

1.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2013 and 26.5% in 2014 and 2015.

On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%. The Company estimates that the effect of the change in tax rates will result in a decrease in deferred tax balances as of December 31, 2015 in immaterial amounts.

2.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Certain of the Company's Israeli subsidiaries have been granted "Approved Enterprise" and "Beneficiary Enterprise" status, which provides certain benefits, including tax exemptions and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at regular rates.

The entitlement to the above benefits is conditional upon the fulfilling of the conditions stipulated by the Laws and regulations. Should the certain Israeli subsidiaries fail to meet such requirements in the future, income attributable to their Approved Enterprise and Beneficiary Enterprise programs could be subject to the statutory Israeli corporate tax rate and they could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2015, management believes that these subsidiaries are in compliance with all the conditions required by the Law.

Effective January 1, 2011, the Knesset enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, ("the Amendment"). According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company is able to opt to apply (the waiver is non-recourse) the Amendment and from then on it is subject to the amended tax rate of 16%.

Under the terms of the Approved Enterprise program, income that is attributable to one of The Company's Israeli subsidiaries was exempt from income tax for a period of two years commencing 2014. The tax exemption has resulted in a tax savings of approximately $1,100 in the year ended December 31, 2015. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (25%), and an income tax liability of up to approximately $1,000 would be incurred as of December 31, 2015.

F - 30

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

3.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, some of the Company's Israeli subsidiaries calculate their tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

c.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the non-Israelis subsidiaries. This is because the Company intends to permanently reinvest undistributed earnings in the foreign subsidiaries in which those earnings arose. If these earnings were distributed in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and non-Israeli withholding taxes.

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2015 was $15,084 and the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that were essentially permanent in duration as of December 31, 2015 was $1,100.

d.	Net operating losses carry forward:

As of December 31, 2015, certain subsidiaries had tax loss carry-forwards totaling approximately $ 29,050. Most of these carry-forward tax losses have no expiration date.

F - 31

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

e.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the Company deferred tax assets are as follows:

	December 31,
	2014	2015

Deferred tax assets:
Net operating losses carry forward	$8,915	$7,275
Research and development	2,028	2,123
Other	1,604	3,188

Deferred tax assets before valuation allowance	12,547	12,586
Valuation allowance	(6,136)	(6,212)

Deferred tax assets	6,411	6,374

Deferred tax liabilities:
Capitalized software development costs	(2,474)	(2,804)
Acquired intangibles	(1,546)	(1,472)
Property and equipment	(68)	(53)
Other	(254)	(163)

Deferred tax liabilities	(4,342)	(4,492)

Deferred tax assets, net	$2,069	$1,882

	December 31,
	2014	2015

Long-term deferred tax assets	3,014	2,779
Long-term deferred tax liabilities	(945)	(897)

Deferred tax assets, net	$2,069	$1,882

Long-term deferred tax assets are included within other long-term assets in the balance sheets. Long-term deferred tax liabilities are included within other long-term liabilities in the balance sheets.

F - 32

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2013	2014	2015

Domestic (Israel)	$10,444	$11,281	$19,478
Foreign	1,959	3,749	5,035

	$12,403	$15,030	$24,513

g.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company, and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2013	2014	2015

Income before taxes on income, as reported in the statements of income	$12,403	$15,030	$24,513

Statutory tax rate in Israel	25%	26.5%	26.5%

Theoretical taxes on income	$3,097	$3,983	$6,496
Increase (decrease) in taxes resulting from:
Effect of different tax rates	158	362	117
Effect of “Approved, Beneficiary or Preferred Enterprise” status	-	(2,323)	(2,406)
Utilization of carry forward tax losses for which valuation allowance was provided	(1,162)	(1,177)	(195)
Non-deductible expenses	9	80	569
Recognition of deferred taxes during the year for which valuation allowance was provided in prior years	(971)	(1,496)	-
Losses and temporary differences for which valuation allowance was provided	222	580	127
Others	(542)	445	(495)

Taxes on income, as reported in the statements of income	$811	$454	$4,213

Basic and diluted earnings per share amounts of the benefit resulting from the “Approved, Beneficiary or Preferred Enterprise” status	-	$0.05	$0.05

F - 33

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

h.	Taxes on income are comprised as follows:

	Year ended December 31,
	2013	2014	2015

Current	$400	$1,474	$2,627
Deferred	411	(1,020)	1,586

	$811	$454	$4,213

	Year ended December 31,
	2013	2014	2015

Domestic (Israel)	$1,172	$(443)	$2,684
Foreign	(361)	897	1,529

	$811	$454	$4,213

i.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2014	2015

Balance at the beginning of the year	$652	$705
Increase in tax positions	190	570
Decrease in tax positions	(137)	(64)
Acquisition of subsidiary (*)	-	154

Balance at the end of the year	$705	$1,365

(*) The amount initially consolidated as part of the acquisition of subsidiary in 2015 is net of Tax Deducted at Source assets in an amount of $635.

The entire balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

As of December 31, 2014 and 2015 accrued interest related to uncertain tax positions amounted to $198 and $422, respectively.

Part of the Company's Israeli subsidiaries received final tax assessments through the year 2011.

F - 34

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:	EQUITY

a.	The common shares of the Company are traded on the NASDAQ and on the Tel-Aviv Stock Exchange.

Common shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

On November 14, 2013 the Company completed a secondary public offering of its ordinary shares on the NASDAQ. The Company issued 6,497,400 shares at a price of $ 6.25 per share before issuance expenses. Total net proceeds from the issuance amounted to $ 37,791.

b.	Stock option plans:

In 2011, the Company's board of directors approved its 2011 Share Incentive Plan (the “2011 Plan”) pursuant to which the Company's employees, directors, officers, consultants, advisors, suppliers, business partner, customer and any other person or entity whose services are considered valuable are eligible to receive awards of share options, restricted shares, restricted share units and other share-based awards. Options granted under the 2011 Plan may be exercised for a period of up to 6 years from the date of grant and become exercisable in four equal, annual installments, beginning with the first anniversary of the date of the grant, or pursuant to such other schedule as may provide in the option agreement.

The total number of Common Shares available under the 2011 Plan was set at 4,000,000. Upon the approval of the 2011 Plan, the board of directors determined that no further awards would be issued under the Company's previously existing share incentive plans.

As of December 31, 2015 140,444 common shares of the Company were available for future grant under the 2011 Plan. Any option granted under the 2011 Plan which are forfeited, cancelled, terminated or expired, will become available for future grant under the 2011 Plan.

In February 2016, our Board of Directors approved the reservation of an additional 4,000,000 Common Shares for issuance under the 2011 Plan.

F - 35

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:	EQUITY (Cont.)

A summary of the stock option activities in 2015 is as follows:

	Year ended December 31, 2015
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at January 1, 2015	2,796,081	$3.49	3.07	$10,957
Granted	673,408	9.38
Exercised	(1,080,470)	1.59
Expired and forfeited	(213,531)	4.39

Outstanding at December 31, 2015	2,175,488	5.36	3.49	9,274

Exercisable at December 31, 2015	1,002,286	$3.01	2.52	$6,554

In 2013, 2014 and 2015, the Company granted 595,000, 340,000 and 673,408 stock options to employees and directors, respectively.

The weighted average grant date fair values of the options granted during the years ended December 31, 2013, 2014 and 2015 were $ 2.51, $ 3.19 and $ 3.79, respectively.

The aggregate intrinsic value of options outstanding at December 31, 2015 represents intrinsic value of 2,175,488 outstanding options that are in-the-money as of December 31, 2015. All outstanding options are in the money as of December 31, 2015.

The aggregate intrinsic value of options exercisable at December 31, 2015 represents intrinsic value of 1,002,286 exercisable options that are in-the-money as of December 31, 2015. All exercisable options are in the money as of December 31, 2015.

The total intrinsic value of options exercised during the years ended December 31, 2013, 2014 and 2015 was $2,839, $7,446 and $10,294, respectively.

The options outstanding under the Company's stock option plans as of December 31, 2015 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	Average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	Options
exercise price	2015	Term	price	2015	Exercisable
		(Years)	$		$

1.2-1.48	166,978	1.29	1.34	166,978	1.34
2.08-2.7	297,094	2.90	2.56	297,094	2.56
3.45-3.77	325,971	2.70	3.57	242,769	3.58
4.72-4.85	163,445	3.02	4.73	76,945	4.74
5.25-5.53	90,000	3.55	5.33	45,000	5.33
6.27-6.92	130,000	4.15	6.42	66,666	6.27
7.01-7.68	367,000	4.22	7.46	106,834	7.43
8.42	300,000	5.35	8.42	-	-
9.93-10.78	335,000	5.76	10.45	-	-

	2,175,488	3.86	5.98	1,002,286	3.66

F - 36

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:	EQUITY (Cont.)

c.	As of December 31, 2015, there was $3,949 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a period of up to four years.

d.	During 2015, 29,500 of the 88,500 restricted shares of Sapiens Decision, the Company's majority-owned subsidiary that were granted to one of the former shareholders of KPI in 2014 (as described in note 1(d)) vested, thereby reducing the Company's percentage ownership of Sapiens Decision from 97% to 95.7%. During 2015, Sapiens Decision issued options to certain of its employees to purchase shares of Sapiens Decision.

e.	Dividend:

On April 22, 2015, the Company's extraordinary general meeting of shareholders approved the distribution of cash dividend of $0.15 per common share for a total amount of $7,186 that was paid during June and July 2015.

NOTE 13:	RELATED PARTIES TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect services agreements with certain companies that are affiliated with Formula Systems (1985) Ltd. (“Formula”), Sapiens' parent company (most recently since December 23, 2014 and thereafter), pursuant to which the Company has received services amounting to approximately $900, $1,100 and $2,600, in aggregate for the years ended December 31, 2013, 2014 and 2015. In addition, during the years ended December 31, 2013, 2014 and 2015, the Company purchased from those affiliated companies an aggregate of approximately $300, $200 and $1,100 of hardware and software. Furthermore, the Company paid to Formula $19 in the year ended December 31, 2015 in respect of the Company’s portion of the directors' fees payable to the Company’s Chairman of the Board, who serves as Chief Executive Officer of Formula.

On August 18, 2015, Sapiens completed the acquisition from Asseco Poland S.A. (“Asseco”) of all issued and outstanding shares of Insseco. Asseco is the ultimate parent company of Sapiens, through its holdings in Formula. Please see note 1(c) above for further information concerning this acquisition.

Under the share purchase agreement for that acquisition, Asseco committed to assign all customer contracts to Insseco that relate to the intellectual property that we acquired as part of the acquisition. In the event that Asseco cannot obtain the consent of any customer to the assignment of its contract to Insseco, Asseco will hold that customer's contract in trust for the benefit of Insseco. Under that arrangement, in 2015, Insseco invoiced Asseco in a back-to-back manner for all invoices issued by Asseco on Insseco's behalf to customers under those contracts that were not yet assigned by Asseco to Insseco.

During the year ended December 31, 2015, Asseco provided back office services to Insseco in an amount totaling approximately $1,700. During the years ended December 31, 2013 and 2014, Asseco provided to the Company professional services in amount of approximately $900 and $200.

F - 37

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:	RELATED PARTIES TRANSACTIONS (Cont.)

As of December 31, 2014 and 2015, the Company had trade payables balances due to its related parties in amount of approximately $400 and $2,700, respectively. In addition, as of December 31, 2015, the Company had trade receivables balances due from its related parties in amount of approximately $3,200.

NOTE 14:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2013	2014	2015

Numerator:

Net income attributed to Sapiens shareholders	$11,604	$14,463	$20,016
Adjustment to redeemable non-controlling interest	-	-	224

Net income used for earnings per share	$11,604	$14,463	$20,240

Denominator (thousands):

Denominator for basic earnings per share - weighted average number of common shares, net of treasury stock	40,024	47,210	48,121
Stock options and warrants	2,292	1,427	1,206

Denominator for diluted net earnings per share - adjusted weighted average number of shares	42,316	48,637	49,327

The weighted average number of shares related to outstanding anti-dilutive options and warrants excluded from the calculations of diluted net earnings per share was 466,534, 599,287 and 582,570 for the years 2013, 2014 and 2015, respectively.

F - 38

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:	GEOGRAPHIC INFORMATION

a.	The Company operates in a single reportable segment as a provider of software solutions. See Note 1 for a brief description of the Company's business. The data below is presented in accordance with ASC 280, "Segment Reporting".

b.	Geographic information:

The following table sets forth revenues by country based on the billing address of the customer. Other than as shown below, no other country accounted for more than 10% of the Company's revenues during the years ended December 31, 2013, 2014 and 2015.

		Year ended December 31,
		2013	2014	2015
1.	Revenues:

	North America*	$44,237	$49,585	$61,332
	United Kingdom	31,115	34,961	42,580
	Rest of Europe	24,862	28,351	32,897
	Israel	23,009	28,821	28,315
	Asia Pacific	12,154	15,732	20,512

		$135,377	$157,450	$185,636

* Revenue amounts for North America that are shown in the above table consist primarily of revenues from the United States, except for approximately $1,100, $558 and $471 of revenues derived from Canada in the years ended December 31, 2013, 2014 and 2015, respectively.

		December 31,
		2014	2015
2.	Property and equipment:

	Israel	$3,722	$4,224
	North America	146	147
	Rest of the world	1,143	1,304

		$5,011	$5,675

c.	Major customer data:

The following table sets forth revenues from major customers during the years ended December 31, 2013, 2014 and 2015.

	Year ended December 31,
	2013	2014	2015

Customer A	*)	11%	12%

*) Less than 10%.

F - 39

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses:

	Year ended December 31,
	2013	2014	2015

Total costs	$17,238	$17,446	$16,267
Less - capitalized software development costs	(5,392)	(6,094)	(6,032)

Research and development expenses	$11,846	$11,352	$10,235

b.	Financial income, net:

Financial income:
Interest	$188	$356	$657
Derivatives gains	387	-	230
Foreign currency translation	644	883	556

	1,219	1,239	1,443
Financial expenses:
Derivatives losses	-	397	-
Foreign currency translation	155	586	981
Bank charges and other	544	132	299

	(699)	(1,115)	(1,280)

Financial income, net	$520	$124	$163

- - - - - - - -

F - 40

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. ("the Company") and its subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 4% and 2% as of December 31, 2014 and 2015, respectively, and total revenues of 14%, 11% and 6% for the years ended December 31, 2013, 2014 and 2015, respectively of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2014 and 2015, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”) and our report dated April 27, 2016 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 27, 2016	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited Magic Software Enterprises Ltd. ("the Company") internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015 and our report dated April 27, 2016 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 27, 2016	A Member of Ernst & Young Global

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2015
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$72,515	$62,188
Short-term bank deposits	-	2,677
Available-for-sale marketable securities (Note 4)	11,915	11,819
Trade receivables (net of allowance for doubtful accounts of $ 2,380 and $ 1,885 at December 31, 2014 and 2015, respectively)	40,358	52,374
Other accounts receivable and prepaid expenses (Note 6)	3,419	6,244

Total current assets	128,207	135,302

LONG-TERM RECEIVABLES:
Severance pay fund	1,426	1,454
Long term deferred tax asset (Note 12)	2,137	2,823
Other long-term receivables	2,376	1,088

Total long-term receivables	5,939	5,365

PROPERTY AND EQUIPMENT, NET (Note 7)	2,005	2,296

INTANGIBLE ASSETS, NET (Note 8)	32,543	33,575

GOODWILL (Note 9)	55,490	63,308

Total assets	$224,184	$239,846

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2014	2015
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term debt (Note 11)	$2,853	$13
Trade payables	3,861	6,331
Accrued expenses and other accounts payable (Note 10)	15,013	17,921
Deferred revenues	3,431	4,092

Total current liabilities	25,158	28,357

ACCRUED SEVERANCE PAY	2,562	2,616

LONG TERM LIABILITIES:
Long term debt (Note 11)	490	3,257
Liabilities due to acquisition activities and other (Note 3)	474	1,039
Long term deferred tax liability (Note 12)	4,846	5,726

	5,810	10,022

COMMITMENTS AND CONTINGENCIES (Note 16)

REDEEMABLE NON-CONTROLLING INTEREST (Note 2)	2,930	5,745

EQUITY (Note 13):
Magic Software Enterprises equity:
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at December 31, 2014 and 2015; Issued and Outstanding: 44,174,217 and 44,335,220 shares at December 31, 2014 and 2015, respectively	1,029	1,035
Additional paid-in capital	182,114	180,989
Accumulated other comprehensive loss	(5,347)	(6,695)
Accumulated earnings	7,269	15,679

Total equity attributable to Magic Software Enterprises shareholders	185,065	191,008
Non-controlling interests	2,659	2,098

Total equity	187,724	193,106

Total liabilities, redeemable non-controlling interest and equity	$224,184	$239,846

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2013	2014	2015

Revenues (Note 18):
Software	$23,254	$25,351	$21,598
Maintenance and technical support	22,685	22,780	22,908
Consulting services	99,019	116,173	131,524

Total revenues	144,958	164,304	176,030

Cost of revenues:
Software	6,648	7,646	7,836
Maintenance and technical support	2,949	2,921	2,466
Consulting services	76,296	89,160	102,919

Total cost of revenues	85,893	99,727	113,221

Gross profit	59,065	64,577	62,809

Operating costs and expenses:
Research and development, net (Note 15a)	3,706	4,750	4,888
Selling and marketing	23,066	24,580	23,062
General and administrative	13,166	14,521	13,425

Total operating costs and expenses	39,938	43,851	41,375

Operating income	19,127	20,726	21,434
Financial expense, net (Note 15b)	(684)	(1,786)	(685)
Other income (expense), net	(12)	(67)	8

Income before taxes on income	18,431	18,873	20,757
Taxes on income (Note 12)	1,575	2,307	3,681

Net income	16,856	16,566	17,076
Net income attributable to redeemable non-controlling interests	546	425	639
Net income attributable to non-controlling interests	430	621	239

Net income attributable to Magic Software Enterprises Shareholders	$15,880	$15,520	$16,198

Net earnings per share attributable to Magic Software Enterprises' shareholders (Note 17):
Basic earnings per share	$0.43	$0.36	$0.37
Diluted earnings per share	$0.43	$0.36	$0.36

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2013	2014	2015

Net income	$16,856	$16,566	$17,076

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net	495	(5,469)	(1,513)
Unrealized gain from derivative instruments, net	-	-	9
Unrealized gain (loss) from available-for-sale securities	(35)	(259)	156

Total other comprehensive income (loss), net of tax	460	(5,728)	(1,348)

Total comprehensive income	17,316	10,838	15,728

Comprehensive income attributable to redeemable non-controlling interests	807	51	572
Comprehensive income attributable to non-controlling interests	476	442	208

Comprehensive income attributable to Magic Software Enterprises' shareholders	$16,033	$10,345	$14,948

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except per share data)

	Attributable to the Company's shareholders
	Number of Shares	Share capital amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated earnings (deficit)	Non- controlling interests	Total equity

Balance as of January 1, 2013	36,626,728	811	125,288	(586)	(7,727)	575	118,361
Exercise of stock options	528,627	15	1,447	-	-	-	1,462
Stock-based compensation expenses	-	-	325	-	-	-	325
Dividend	-	-	-	-	(7,723)	(64)	(7,787)
Other comprehensive income	-	-	-	414	-	46	460
Net income	-	-	-	-	15,880	430	16,310

Balance as of December 31, 2013	37,155,355	826	127,060	(172)	430	987	129,131
Issuance of shares	6,903,141	201	54,525	-	-	-	54,726
Exercise of stock options	115,721	2	202	-	-	-	204
Stock-based compensation expenses	-	-	327	-	-	1,230	1,557
Dividend	-	-	-	-	(8,681)	-	(8,681)
Other comprehensive loss	-	-	-	(5,175)	-	(179)	(5,354)
Net income	-	-	-	-	15,520	621	16,141

Balance as of December 31, 2014	44,174,217	1,029	182,114	(5,347)	7,269	2,659	187,724
Issuance of shares	-	-	(50)	-	-	-	(50)
Exercise of stock options	161,003	6	413	-	-	-	419
Stock-based compensation expenses	-	-	220	-	-	14	234
Acquisition of non-controlling interests (Note 3)	-	-	(1,708)	-	-	(36)	(1,744)
Dividend	-	-	-	-	(7,788)	(747)	(8,535)
Other comprehensive loss	-	-	-	(1,348)	-	(31)	(1,379)
Net income	-	-	-	-	16,198	239	16,437

Balance as of December 31, 2015	44,335,220	1,035	180,989	(6,695)	15,679	2,098	193,106

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015
Cash flows from operating activities:

Net income	$16,856	$16,566	$17,076
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	8,380	8,660	9,885
Loss on sale of property and equipment	10	-	-
Stock-based compensation expenses	325	1,557	234
Amortization of marketable securities premium and accretion of discount	-	62	249
Decrease (increase) in trade receivables, net	473	(9,378)	(8,756)
Increase in other long term and short term accounts receivable and prepaid expenses	(397)	(23)	(1,669)
Increase (decrease) in trade payables	(700)	(342)	1,866
Decrease in accrued expenses and other accounts payable	(1,589)	(303)	(196)
Increase (decrease) in deferred revenues	(1,765)	191	684
Change in deferred and other income taxes, net	687	1,204	245

Net cash provided by operating activities	22,280	18,194	19,618

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015
Cash flows from investing activities:

Capitalized software development costs	(4,713)	(4,267)	(3,847)
Purchase of property and equipment	(497)	(993)	(1,109)
Cash paid in conjunction with acquisitions, net of acquired cash	(16,557)	(9,363)	(9,182)
Proceeds from sale of property and equipment	60	-	-
Proceeds from maturity of marketable securities	-	596	-
Proceeds from short-term bank deposits	-	-	2,654
Change in loans to employees and other deposits ,net	-	(58)	5
Investment in marketable securities and short-term bank deposits	-	(11,976)	(5,153)

Net cash used in investing activities	(21,707)	(26,061)	(16,632)

Cash flows from financing activities:

Proceeds from exercise of options by employees	1,462	204	419
Issuance of Ordinary shares, net	-	54,726	-
Dividend paid	(7,787)	(8,681)	(7,788)
Dividend paid to non-controlling interests	-	-	(392)
Short-term credit, net	(47)	2,974	(2,840)
Purchase of non-controlling interest	(168)	-	(1,300)
Long term loan received	3,307	-	-
Repayment of long-term loans	(95)	(2,905)	(34)

Net cash provided by (used in) financing activities	(3,328)	46,318	(11,935)

Effect of exchange rate changes on cash and cash equivalents	145	(1,070)	(1,378)

Increase (decrease) in cash and cash equivalents	(2,610)	37,381	(10,327)
Cash and cash equivalents at the beginning of the year	37,744	35,134	72,515

Cash and cash equivalents at end of the year	$35,134	$72,515	$62,188

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015

Supplementary information on investing and financing activities not involving cash flows:

Non-cash activities:

Deferred acquisition payment	$1,581	$250	$355

Contingent acquisition consideration	$3,981	$-	$1,048

Dividend in Redeemable Non-controlling interest	$-	$-	$2,294

Dividend in Non-controlling interest	$-	$-	$355

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Income taxes	$1,519	$1,601	$2,024

Interest	$34	$74	$(95)

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

Magic Software Enterprises Ltd., an Israeli company, and its subsidiaries ("the Group") is a global provider of software platforms and professional services that accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications ("the Magic technology"). Magic technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. To complement its software products and to increase its traction with customers, the Group also offers a complete portfolio of IT professional services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, and supplemental IT professional outsourcing services. The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software solutions and related services) and IT professional services (see Note 18 for further details). The principal markets of the Group are United States, Europe, Israel and Japan (see Note 18).

For information about the Company's holdings in subsidiaries and affiliates, see Appendix A to the consolidated financial statements.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), applied on a consistent basis, as follows:

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets and their subsequent impairment analysis, revenue recognition, tax assets and tax positions, legal contingencies, research and development capitalization, contingent consideration related to acquisitions and stock-based compensation costs.

Financial statements in United States dollars

A substantial portion of the revenues and expenses of the Company and certain of its subsidiaries is generated in U.S. dollars ("dollar"). The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

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

For those foreign subsidiaries whose functional currency is not the dollar, all balance sheet amounts have been translated using the exchange rates in effect at each balance sheet date. Statement of income amounts have been translated using the average exchange rate prevailing during each year. Such translation adjustments are reported as a component of other comprehensive income (loss) in equity.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions, including profit from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

Changes in the parent's ownership interest in a subsidiary with no change of control are treated as equity transactions, with any difference between the amount of consideration paid and the change in the carrying amount of the non-controlling interest, recognized in equity.

Non-controlling interests of subsidiaries represent the non-controlling share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Redeemable non-controlling interests are classified as mezzanine equity, separate from permanent equity, on the consolidated balance sheets and measured at each reporting period at the higher of their redemption amount or the Non controlling interest book value, in accordance with the requirements of ASC 810 "Consolidation" and ASC 480-10-S99-3A, "Distinguishing Liabilities from Equity".

The following table provides a reconciliation of the redeemable non-controlling interests:

January 1, 2015	$2,930
Net income attributable to redeemable non-controlling interest	639
Increase in redeemable non-controlling interest as part of acquisitions	4,159
Decrease in redeemable non-controlling interest due to change in ownership in subsidiaries	378
Dividend in Redeemable Non-controlling interest	(2,294)
Foreign currency translation adjustments	(67)

December 31, 2015	$5,745

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash and cash equivalents

Cash and cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

Cash and cash equivalent includes amounts held primarily in NIS, U.S. dollars, Euro, Japanese Yen and British Pound.

Short-term deposits and restricted deposits

Short-term deposits include deposits with original maturities of more than three months and less than one year. Such deposits are presented at cost (including accrued interest) which approximates their fair value. Restricted deposits are used to secure certain Group's ongoing projects and are classified under other receivables.

Marketable securities

The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments – Debt and Equity Securities”. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date. The Company classifies all of its marketable securities as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in equity. Realized gains and losses on sale of investments are included in “financial income, net” and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in “financial income, net”.

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in “net gain (impairment net of gains) on sale of marketable securities previously impaired” in the statements of income and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

Years

Computers and peripheral equipment	3
Office furniture and equipment	7 - 15 (mainly 7)
Motor vehicles	7
Software	3 – 5 (mainly 5)
Leasehold improvements	Over the shorter of the lease term or useful economic life

Business combinations

The Company accounts for business combinations under ASC 805, "Business Combinations". ASC 805 requires recognition of assets acquired, liabilities assumed, contingent consideration, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. As required by ASC 820, "Fair Value Measurements and disclosures" the Company applies assumptions that marketplace participants would consider in determining the fair value of assets acquired, liabilities assumed, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

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

The Company and its subsidiaries establish technological feasibility upon completion of a detailed program design or working model.

Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 4-5 years). The Company assesses the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining economical useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2013, 2014 and 2015, no such unrecoverable amounts were identified.

Long-Lived Assets

The Company long-lived, non-current assets are comprised mainly of goodwill, identifiable intangible assets and property, plants and equipment.

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

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intangible assets with finite lives are amortized over their economic useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights, acquired technology and non-compete were amortized on a straight line basis and customer relationships and backlog were amortized on an accelerated method basis over a period between 3.5 - 15 years based on the intangible assets identified.

During the years ended December 31, 2013, 2014 and 2015, no impairment indicators were identified.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350,"Intangibles - Goodwill and Other", goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As of December 31, 2015, the Company operates in four reporting units within its operating segments.

Goodwill reflects the excess of the consideration paid or transferred plus the fair value of contingent consideration and any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. The goodwill impairment test is performed according to the following principles:

An initial qualitative assessment of the likelihood of impairment may be performed. If this step does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the impairment test is performed.

In step one of the impairment test, the Company compares the fair value of the reporting units to the carrying value of net assets allocated to the reporting units. If the fair value of the reporting unit exceeds the carrying value of the net assets allocated to that unit, goodwill is not impaired, and no further testing is required. Otherwise, the Company must perform the second step of the impairment test to measure the amount of the impairment.

In the second step, the reporting unit’s fair value is allocated to all the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that simulates the business combination principles to derive an implied goodwill value. If the implied fair value of the reporting unit’s goodwill is less than its carrying value, the difference is recorded as impairment.

The Company performed an annual impairment tests as of December 31, of each of 2013, 2014 and 2015 and did not identify any impairment losses (see Note 9).

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue recognition

The Company derives its revenues from licensing the rights to use software (proprietary and non-proprietary), provision of related professional services, maintenance and technical support as well as from other IT professional services. The Company sells its products and services primarily through its direct sales force and indirectly through distributors and value added resellers.

The Company accounts for its software sales in accordance with ASC 985-605, "Software Revenue Recognition". Software license revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

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

The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

Revenue from professional services related to both software and the IT professional services businesses consists of billable hours for services provided and is recognized as the services are rendered.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, "Construction-Type and Production-Type Contracts", on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2013, 2014 and 2015, no such estimated losses were identified.

When professional services are not considered essential to the functionality of other elements of the arrangement, revenue allocable to the services is recognized as the services are performed, using VSOE of fair value. In most cases, the Company has determined that the services are not considered essential to the functionality of other elements of the arrangement.

Deferred revenue includes unearned amounts received under maintenance, support and services contracts, and amounts received from customers but not yet recognized as revenues.

Revenue from third-party sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

Severance pay

The Company's and its Israeli subsidiary's obligation for severance pay with respect to their Israeli employees (for the period for which the employees were not included under Section 14 of the Severance Pay Law, 1963) is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date, and are presented on an undiscounted basis (referred to as the "Shut Down Method"). Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's obligation for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

The Group has a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. U.S employees may contribute up to 100% of their pretax salary, but not more than statutory limits. Matching contributions are discretionary and are up to 3% of the participants contributions.  When contributions are granted, they are invested in proportion to each participant's voluntary contributions in the investment options provided under the plan.

The carrying value of deposited funds includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to the Israeli Severance Pay Law or labor agreements and are recorded as an asset in the Company's consolidated balance sheet.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company and its Israeli subsidiaries’ agreements with most of their Israeli employees are in accordance with Section 14 of the Severance Pay Law -1963, mandating that upon termination of such employees' employment; all the amounts accrued in their insurance policies shall be released to them instead of severance compensation. Upon release of deposited amounts to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company or its subsidiaries to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company and its subsidiaries are is legally released from their obligations to employees once the deposit amounts have been paid.

Severance expenses for the years ended December 31, 2013, 2014 and 2015 amounted to approximately $ 1,371, $ 1,673 and $ 1,626, respectively.

Advertising expenses

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2013, 2014 and 2015 amounted to $ 306, $ 466 and $ 377, respectively.

Income taxes

The Company and its subsidiaries account for income taxes in accordance with ASC 740, "Income Taxes". The ASC prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Deferred tax assets and liabilities are classified as current or non-current according to the expected reversal dates.

The Company utilizes a two-step approach for recognizing and measuring uncertain tax positions accounted for in accordance with an amendment of ASC 740 "Income Taxes." Under the first step the Company evaluates a tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, based on its technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the tax authorities. The Company accrued interest and penalties related to unrecognized tax benefits in its provisions for income taxes.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Basic and diluted net earnings per share

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share."

A portion of the outstanding stock options have been excluded from the calculation of the diluted earnings per share because such securities are anti-dilutive. The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 536,877, 35,010 and 66,646 for the years ended December 31, 2013, 2014 and 2015, respectively.

Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures.

The Company measures and recognizes compensation expense for share-based awards based on estimated fair values on the date of grant using the Binomial option-pricing model ("the Binomial model"). The Binomial model for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility. The suboptimal exercise factor is estimated based on employees' historical option exercise behavior.

The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options. Historically the Company did not hold any foreseeable plans to pay dividends and therefore used an expected dividend yield of zero in its past years option pricing models. In September 2012, the Company adopted a dividend distribution policy according to which it will distribute in each year a dividend of up to 50% of its annual distributable profits.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

For awards with performance conditions, compensation cost is recognized over the requisite service period if it is 'probable' that the performance conditions will be satisfied, as defined in ASC 450-20-20, "Loss Contingencies."

The fair value for the Company's stock options granted to employees and directors was estimated using the following assumptions:

2014

Dividend yield	0%
Expected volatility	32% - 59%
Risk-free interest rate	0.1% - 2.6%
Expected forfeiture (employees)	-
Expected forfeiture (executives)	-
Contractual term of up to	10 years
Suboptimal exercise multiple (employees)	-
Suboptimal exercise multiple (executives)	2

During the years ended December 31, 2013, 2014 and 2015, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 325, $ 1,557 and $ 234, respectively, as follows:

	Year ended December 31,
	2013	2014	2015

Cost of revenue	$11	$30	$31
Research and development	67	29	48
Selling and marketing	85	220	137
General and administrative	162	1,278	18

Total stock-based compensation expense	$325	$1,557	$234

Concentrations of credit risk

Financial instruments that potentially subject the Company and its subsidiaries to concentration of credit risk consist principally of cash and cash equivalents, short-term deposits, marketable securities, trade receivables and foreign currency derivative contracts.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's cash and cash equivalents and short-term deposits are invested primarily in deposits with major banks worldwide, mainly in the United States and Israel, however, such cash and cash equivalents and short-term deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. The Company believes that such institutions are of high rating and therefore bear low risk.

The Company's marketable securities include investments in commercial and government bonds and foreign banks. The Company's marketable securities are considered to be highly liquid and have a high credit standing. In addition, management considered its portfolios in foreign banks to be well-diversified (also refer to Note 4).

Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the United States, Europe, Israel and Japan. The Company performs ongoing credit evaluations of its customers and excluding 2013 to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The expense related to doubtful accounts for the years ended December 31, 2013, 2014 and 2015 was $ 1,285, $ 735 and $ 346, respectively.

From time to time the Company enters into foreign exchange forward contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows related to salary and related expenses. These derivative instruments are designed to offset the Company's non-dollar currency exposure (see "Derivative instruments" below).

Fair value measurements

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

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 -	Includes other inputs that are directly or indirectly observable in the marketplace, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions, or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data;

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Level 3 -	Unobservable inputs which are supported by little or no market activity;

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

Comprehensive income (loss)

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income." This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income (loss) relate to gain and loss on foreign currency translation adjustments, unrealized gain and loss on derivative instruments designated as hedges and unrealized gain and loss on available-for-sale marketable securities.

Derivative instruments

A material portion of the Company's revenues, expenses and earnings is exposed to changes in foreign exchange rates. Depending on market conditions, foreign exchange risk is also managed through the use of derivative financial instruments. These financial instruments serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions. The derivative instruments hedge or offset exposures to Euro, Japanese Yen and NIS exchange rate fluctuations.

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

The derivative instruments used by the Company are designed to reduce the market risk associated with the exposure of its underlying transactions to fluctuations in currency exchange rates.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has instituted a foreign currency cash flow hedging program in order to hedge against the risk of overall changes in future cash flows. The Company hedges portions of its forecasted expenses denominated in NIS with currency forwards contracts and put and call options. These forward and option contracts are designated as cash flow hedges.

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

The notional principal of foreign exchange contracts to purchase NIS with U.S. dollars was $ 1,736 as of December 31, 2014.

At December 31, 2015, the Company did not have any cash flow hedges.

The following tables present fair value amounts and gains and losses of derivative instruments and related hedged items:

	Fair values of derivative instruments
	Assets
	Balance	December 31,
	sheet item	2014	2015
Assets

Derivatives not designated as hedging	"Other accounts receivable and prepaid expenses"	$9	$-

Total derivatives		$9	$-

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Statements	Gain recognized in the statements of income
	of	Year ended December 31,
	income item	2013	2014	2015

Derivatives not designated as hedging:
Foreign exchange forward contracts	"Financial expenses, net"	139	24	69

Total derivatives		$139	$24	$69

Reclassification

Certain amounts in prior years' financial statements have been reclassified to conform with the current year's presentation. The reclassification had no effect on previously reported net income, equity or cash flow.

Recently Issued Accounting Pronouncement:

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The company is evaluating the potential impact of this pronouncement.

In November 2015, the FASB issued Accounting Standards Update 2015-17 (ASU 2015-17) Balance Sheet Classification of Deferred Taxes, which requires that deferred tax assets and deferred tax liabilities be classified as noncurrent in the balance sheet. ASU 2015-17 is effective for the interim and annual periods ending after December 15, 2016. Early adoption is permitted, and the Company adopted the provisions of ASU 2015-17 retrospectively as of December 31, 2015. As a result of the retrospective application, the Company reclassified on the consolidated balance sheets as of December 31, 2014 an amount of $ 554 of deferred tax assets from the current assets to the long-term assets as part of the Long term deferred tax asset and amount of $ 760 of deferred tax liabilities from the current liabilities to the long-term liabilities as part of the Long term deferred tax liability.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On May 28, 2014, the FASB completed its Revenue Recognition project by issuing ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The new guidance establishes the principles to report useful information to users of financial statements about the nature, timing, and uncertainty of revenue from contracts with customers. The new Revenue Recognition guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

a.	In July 2012, the Company acquired an 80% interest in Comm-IT Group, (including "Comm-IT Technology Solutions" and "Comm-IT Software"), a software and systems development house that specializes in providing advanced IT and communications services and solutions, for a total consideration of $ 8,933, of which $ 4,990 was paid upon closing and the remaining $ 3,943 was paid during the following two years, of which, $ 1,192 were contingent upon the acquired business meeting certain operational targets in 2012 and 2013, and $ 2,751 in deferred payments. The Purchaser and the seller hold mutual Call and Put options respectively for the remaining 20% interest in the group. As a result of the Put option, the Company recorded redeemable non-controlling interest in the amount of $ 1,750. As of March 2014, the Company paid the sellers all the remaining deferred and contingent payments.

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

The acquisition was accounted for by the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing July 1, 2012.

On May 2013 the company finalized the process of identifying the tangible and intangible assets for its acquisition. The following table summarizes the fair value of the assets and liabilities acquired:

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

	As reported on December 31, 2012	Adjustment	Modified

Net assets	$1,219	$14	$1,233
Non-controlling interest	(1,880)	130	(1,750)
Intangible assets	3,873	397	4,270
Goodwill	5,809	439	6,248
Deferred tax liability, net	-	(1,068)	(1,068)

Net assets acquired	$9,021	$(88)	$8,933

b.	On February 26, 2013, the Company purchased Pilat Europe Limited Ltd. and Pilat (North America) Inc. which provides custom human capital management solutions, for a total consideration of $ 1,233. The Company believes the acquisition will broaden its application product portfolio, customer base and strengthen its presence in numerous global markets. Acquisition related costs were immaterial.

The acquisition was accounted for by the purchase method. The results of operations of these entities were included in the consolidated financial statements of the Company commencing March 1, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets	$490
Intangible assets	715

Total assets acquired	$1,205

c.	On May 16, 2013, the Company purchased Valinor Ltd, a consulting company specializing in project and product consultation, installation and implementation of databases for a total consideration of $ 1,618, of which $ 339 was paid upon closing, $ 339 was paid in November 2013, $340 paid on May 25, 2014, and $ 600 was contingently payable upon the business meeting certain operational targets in 2013 and 2014. The amounts related to operational targets of 2013 and 2014 were paid in September 2014 and April 2015, respectively. On December 2013 the company increased the total consideration according to 2013 results by $230 recorded in the Company’s statement of operations. The Company believes the acquisition will broaden its professional service offering to its existing and new customers in the fields of projects and product consultation and installation and implementation of databases. Acquisition related costs were immaterial.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The acquisition was accounted for by the purchase method.

The results of operations of these entities were included in the consolidated financial statements of the Company commencing May 15, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets	$119
Intangible assets	464
Goodwill	1,035

Total assets acquired	$1,618

d.	On May 30, 2013, the Company purchased Dario Solutions IT Ltd, a consulting company specializing in integration services of Microsoft products in enterprise IT environments for a total consideration of $ 3,723, of which $ 1,100 was paid upon closing, $ 906 was to be paid by February 28, 2014 and the remaining $ 1,717 was contingently payable upon the business meeting certain operational targets in 2013, 2014 and 2015. The amount related to operational targets of 2013 was paid in September 2014. On September 2014 the company decreased the total consideration according to 2014 results by $997 recorded in the Company’s statement of operations and has concluded all amounts due to the seller. The company believes the acquisition will complement the company’s’ professional services offering to its existing and new customers in the field of software integration and advanced on target IT solutions for large and mid- range customers. Acquisition related costs were immaterial.

The acquisition was accounted for by the purchase method.

The results of operations of these entities were included in the consolidated financial statements of the Company commencing June 1, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$371
Intangible assets	707
Goodwill	2,645

Total assets acquired	$3,723

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

e.	On November 11, 2013 the Company acquired the operations of Allstates Technical Services, LLC, a US-based full-service provider of consulting and outsourcing services for IT, Engineering and Telecom personnel, for a total consideration of $10,963. The company believes the acquisition will broadens its existing US footprint and adds leading Fortune 500 companies to its customer base, making an important contribution to its growth strategy in the IT professional services operating segment. The results of operations were included in the consolidated financial statements of the Company commencing November 11, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$3,063
Intangible assets	2,874
Goodwill	5,026

Total assets acquired	$10,963

f.	On October 1, 2014 the Company acquired the operations Formula Telecom Solutions Ltd. (FTS), an Israel-based software vendor, for a total consideration of $5,800. FTS specializes in the development, sale, service and support of Business Support Systems (BSS), including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications. The Company believes the acquisition will broaden its professional service offering to its existing and new customers in the fields of Business Support Systems, including convergent charging, billing, customer management and policy control. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the

Company commencing October 1, 2014.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$(57)
Intangible assets	2,951
Goodwill	2,906

Total assets acquired	$5,800

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

g.	On April 14, 2015 the Company acquired a 70% interest in Comblack IT Ltd., an Israeli-based company that specializes in software professional and outsource management services for mainframes and complex large-scale environments, for a total consideration of $1,812, of which $ 1,523 was paid upon closing and $ 289 is contingent upon the acquired business meeting certain operational targets in 2015. The Purchaser and the seller hold mutual Call and Put options respectively for the remaining 30% interest in the company. As a result of the Put option, the Company recorded redeemable non-controlling interest in the amount of $ 1,100. The Company believes the acquisition will broaden its professional service offering to its existing and new customers. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing April 1, 2015. In March 2016, the Company paid the seller the remaining contingent payments for meeting 2015 operational targets.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets, excluding cash acquired	$(405)
Non-controlling interest	(1,100)
Intangible assets	1,305
Goodwill	2,012

Total assets acquired net of acquired cash	$1,812

h.	On June 30, 2015 the Company acquired a 70% interest in Infinigy Solutions LLC, a US-based services company focused on expanding the development and implementation of technical solutions throughout the telecommunications industry with offices over the US, providing nationwide coverage and support for wireless engineering, deployment services, surveying, environmental service and project management, for a total consideration of $6,360, of which $ 5,600 was paid upon closing and $ 760 is contingent upon the acquired business meeting certain operational targets in 2016 and 2017. The Purchaser and the seller hold mutual Call and Put options respectively for the remaining 30% interest in the company. As a result of the Put option, the Company recorded redeemable non-controlling interest in the amount of $ 3,273. The Company believes the acquisition will broaden its professional service offering to its existing and new customers in the fields of telecommunications industry. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing July 1, 2015.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets, excluding cash acquired	$1,182
Non-controlling interest	(3,273)
Intangible assets	3,652
Goodwill	4,799

Total assets acquired net of acquired cash	$6,360

i.	In addition, the Company acquired additional activities during the years ended December 31, 2014 and 2015, whose influence on the financial statements of the Company was immaterial, for a total consideration of $ 700 and $ 1,892, respectively and increased its share interest in Complete business solutions from 96.3% to 100% and in Comm IT Embedded Ltd. from 50.1% to 75%, for a total consideration of $ 244 and $ 1,412 of which $ 356 were paid in January 2016.

NOTE 4:-	MARKETABLE SECURITIES

The Group invests in marketable debt and equity securities, which are classified as available-for-sale. The following is a summary of marketable securities:

	December 31,
	2014				2015
	Amortized cost	Unrealized losses	Unrealized gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value
Available-for-sale:

Corporate bonds	$11,916	$(232)	$-	$11,684	$11,666	$(82)	$-	$11,584

Equity funds	116	-	115	231	118	-	117	235

Total available-for-sale marketable securities	$12,032	$(232)	$115	$11,915	$11,784	$(82)	$117	$11,819

Marketable securities with contractual maturities from one to three years are as follows:

	Amortized	Unrealized gains (losses)		Market
	cost	Gains	Losses	value

Due between one to three years	$9,201	$-	$(44)	$9,157

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

Marketable securities with contractual maturities from three to five years are as follows:

	Amortized	Unrealized gains (losses)		Market
	cost	Gains	Losses	value

Due between three to five years	$2,465	$-	$(38)	$2,427

The following is the change in the other comprehensive income of available-for-sale securities during 2014:

Other comprehensive income

Other comprehensive income from available-for-sale securities as of January 1, 2014	$138

Unrealized loss from available-for-sale securities	(259)

Other comprehensive loss from available-for-sale securities as of December 31, 2014	$(121)

The following is the change in the other comprehensive income of available-for-sale securities during 2015:

Other comprehensive income

Other comprehensive loss from available-for-sale securities as of January 1, 2015	$(121)

Unrealized gains from available-for-sale securities	156

Other comprehensive income from available-for-sale securities as of December 31, 2015	$35

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its investment in marketable securities and foreign currency derivative contracts at fair value. Generally marketable securities are classified within Level 1, this is because these assets are valued using quoted prices in active markets. Foreign currency derivative contracts and certain corporate bonds are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

Contingent consideration is classified within Level 3. The Company values the Level 3 contingent consideration using discounted cash flow of the expected future payments, whose inputs include interest rate.

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2014
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$11,684	$-	$11,684
Equity fund	231	-	-	231

Total financial assets	$231	$11,684	$-	$11,915

Liabilities:
Contingent consideration	$-	$-	$382	$382

Total financials liabilities	$-	$-	$382	$382

	December 31, 2015
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$11,584	$-	$11,584
Equity fund	235	-	-	235

Total financial assets	$235	$11,584	$-	$11,819

Liabilities:
Contingent consideration	$-	$-	$1,220	$1,220

Total financials liabilities	$-	$-	$1,220	$1,220

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

Fair value measurements using significant unobservable inputs (Level 3):

	December 31,
	2014	2015

Opening balance	$3,981	$382
Increase in contingent consideration	250	1,048
Payment of contingent consideration	(3,053)	(166)
Change in fair value of contingent consideration	(948)	3
Amortization of interest and exchange rate	152	(47)

Closing balance	$382	$1,220

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2014	2015

Prepaid expenses	$1,159	$2,132
Government authorities	1,081	2,317
Restricted deposits	149	-
Related parties	447	1,022
Other	583	773

	$3,419	$6,244

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2014	2015
Cost:

Leasehold improvements	$523	$816
Computers and peripheral equipment	12,942	13,505
Office furniture and equipment	2,620	2,917
Motor vehicles	177	255
Software	3,478	2,851

	19,740	20,344
Accumulated depreciation:

Leasehold improvements	175	379
Computers and peripheral equipment	12,426	13,040
Office furniture and equipment	1,985	2,063
Motor vehicles	133	140
Software	3,016	2,426

	17,735	18,048

Depreciated cost	$2,005	$2,296

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY AND EQUIPMENT (Cont.)

Depreciation expenses amounted to $ 656, $ 675 and $ 792 for the years ended December 31, 2013, 2014 and 2015, respectively.

NOTE 8:-	INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,
	2014	2015
Original amounts:

Capitalized software costs	$63,260	$67,106
Customer relationships	26,618	31,936
Backlog and non-compete agreement	1,623	2,371
Acquired technology	4,862	5,075

	96,363	106,488
Accumulated amortization:

Capitalized software costs	49,072	53,096
Customer relationships	12,817	16,336
Backlog and non-compete agreement	1,142	2,039
Acquired technology	789	1,442

	63,820	72,913

Intangible assets, net	$32,543	$33,575

b.	Amortization expenses amounted to $ 7,724, $ 7,919 and $ 9,093 for the years ended December 31, 2013, 2014 and 2015, respectively.

c.	The estimated future amortization expense of intangible assets as of December 31, 2015 is as follows:

2016	$9,699
2017	7,820
2018	6,075
2019	4,405
2020	3,213
2021 and thereafter	2,363

$33,575

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2014 and 2015 according to the Company's reporting units are as follows (see also 16):

	IT professional services	Software services	Total

As of January 1, 2014	$28,495	$26,818	$55,313

Business combination	-	3,664	3,664
Classifications	-	(496)	(496)
Foreign currency translation adjustments	(1,906)	(1,085)	(2,991)

As of December 31, 2014	26,589	28,901	55,490

Business combination	7,594	492	8,086
Classifications	-	(90)	(90)
Foreign currency translation adjustments	(33)	(145)	(178)

As of December 31, 2015	$34,150	$29,158	$63,308

The Company performed an annual impairment tests as of December 31, of each of 2013, 2014 and 2015 and did not identify any impairment losses (see Note 2).

NOTE 10:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2014	2015

Employees and payroll accruals	$7,243	$8,105
Accrued expenses	5,191	4,204
Deferred and contingent payments related to acquisitions	170	1,211
Government authorities	1,395	2,978
Other	1,014	1,423

	$15,013	$17,921

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LONG TERM DEBT

	Interest rate as of December 31,		December 31,
	2015		2014	2015

		%
Loan from banks and other in NIS	5%		$481	$787
Dividend in Redeemable Non-controlling interest			-	2,294

Other long term debt			8	176

			$490	$3,257

(1)	On November 2013, the Company entered into a credit line agreement with a U.S. bank, under which the bank provides the Company with a credit line of $ 3,000 for a period of three years. As of December 31, 2014, the Company had drawn down an amount of approximately $ 2,853 from the credit line, which is subject to interest equal to the Prime Rate in effect from time to time, plus 3% per annum; provided that the interest rate in effect on any day shall not be less than 6.0% per annum. In relation to this credit line, the Company is obliged by the bank to comply with certain financial covenants, as defined in the agreement. As of December 31, 2014, the Company was in full compliance with the financial covenants. During January 2015 the company fully repaid the credit line.

NOTE 12:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2013, 26.5% in 2014 and 26.5% in 2015.

On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%. The Company estimates that the effect of the change in tax rates will result in a decrease in deferred tax balances as of December 31, 2015 in immaterial amounts.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 ("the Law"):

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

Effective January 1, 2011, the Knesset enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, ("the Amendment"). According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate of 16% applies to the Company's entire preferred income. The profits of these “Industrial Companies” will be freely distributable as dividends, subject to a withholding tax of 25% (on distribution commencing January 1, 2015) or lower, under an applicable tax treaty.

The Company and one of its Israeli subsidiaries have elected to apply the new incentives regime under the Amendment to their industrial activity in Israel, subject to meeting its requirements, starting in 2014.

3.	The Company's Israeli entities have received final tax assessments for their Israeli tax return filings through the year 2011.

4.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company qualifies as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industrial Encouragement Law"). The Industrial Encouragement Law defines an "Industrial Company" as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production. Under the Industrial Encouragement Law, the Company is entitled to amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes as well as accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industrial Encouragement Law is not subject to receipt of prior approval from any governmental authority.

5.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, some of the Company's Israeli subsidiaries calculate their tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31 of each year.

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding tax rates.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

The amount of the Company cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends is $ 17,521. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

c.	Net operating loss carryforwards:

As of December 31, 2015, certain Israeli subsidiaries of the Company had operating loss carryforwards of $ 14,084, which can be carried forward and offset against taxable income in the future for an indefinite period.

The Company's subsidiaries in Europe had estimated total available tax loss carryforwards of $ 4,673 as of December 31, 2015, to offset against future taxable income.

The Company's subsidiaries in the U.S. had estimated total available tax loss carryforwards of $ 255 as of December 31, 2015, which can be carried forward and offset against taxable income for a period of up to 20 years, from the year the loss was incurred.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions ("annual limitations") of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.	Income before taxes on income:

	Year ended December 31,
	2013	2014	2015

Domestic	$16,165	$14,690	$18,350
Foreign	2,266	4,183	2,407

	$18,431	$18,873	$20,757

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

e.	Taxes on income:

Taxes on income (tax benefit) consist of the following:

	Year ended December 31,
	2013	2014	2015
Current:
Domestic	$(1,277)	$241	$3,466
Foreign	781	689	880

	(496)	930	4,346
Deferred taxes:
Domestic	2,673	2,575	(500)
Foreign	(602)	(1,198)	(165)

	2,071	1,377	(665)

Taxes on income (tax benefit)	$1,575	$2,307	$3,681

f.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2014	2015

Net operating loss carryforwards	$4,627	$5,104
Allowances, reserves and intangible assets	1,080	1,826

Deferred tax assets before valuation allowance	5,707	6,930
Less - valuation allowance	(3,570)	(4,107)

Deferred tax assets, net	$2,137	$2,823

	December 31,
	2014	2015

Long-term tax assets	$2,137	$2,823
Long-term tax liabilities	(4,846)	(5,726)

Net deferred tax liabilities	$(2,709)	$(2,903)

Deferred tax liabilities are in respect of acquired intangible assets and capitalized software costs.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

g.	Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciling items between the 2013, 2014 and 2015 statutory tax rate (25%, 26.5% and 26.5%, respectively) of the Company and the effective tax rate is presented in the following table:

	Year ended December 31,
	2013	2014	2015

Income before taxes, as reported in the consolidated statements of income	$18,431	$18,873	$20,757

Statutory tax rate	25%	26.5%	26.5%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$4,609	$5,001	$5,501
Tax adjustment in respect of different tax rates	484	80	(923)
Deferred taxes on losses for which full valuation allowance was provided in the past	(304)	236	131
Tax-deductible costs, not included in the accounting costs	-	-	(733)
Tax benefits in respect of prior years, net	203	(516)	(133)
Nondeductible expenses	95	82	177
Uncertain tax position and other differences	(3,512)	(2,576)	(339)

Income tax	$1,575	$2,307	$3,681

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

h.	The Company applies ASC 740, "Income Taxes" with regards to tax uncertainties. During the years ended December 31, 2013 and 2014, the Company recorded $ 2,811, $ 156 of tax income, respectively, and $ 324 of tax expenses recorded during the year ended December, 31, 2015, as a result of this application.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at January 1, 2013	$3,309

Decrease in tax positions taken in prior years	(2,811)

Gross unrecognized tax benefits at December 31, 2013	498

Decrease in tax positions taken in prior years	(156)

Gross unrecognized tax benefits at December 31, 2014	342

Increase in tax positions taken in prior years	469

Decrease in tax positions taken in prior years	(145)

Gross unrecognized tax benefits at December 31, 2015	$666

As of December 31, 2015, the entire amount of unrecognized tax benefit could affect the Company's income tax provision and the effective tax rate.

NOTE 13:-	EQUITY

a.	The ordinary shares of the Company are listed on the NASDAQ Global Select Market in the United States and are traded on the Tel-Aviv Stock Exchange in Israel.

b.	Issuance of ordinary shares:

On December 23, 2010, the Company issued 3,287,616 ordinary shares at a price of $ 6.5 per share and in a total amount of $ 20,290 net of issuance expenses. The shares were issued to institutional investors in a private placement. In addition, certain of the purchasers received warrants to purchase up to an aggregate of 1,134,231 ordinary shares at an exercise price of $ 8.26 per share.  The warrants are exercisable as of six months from the date of issuance, have a term of three years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions. Following the Company's dividend distribution and in respect to warrants issuance agreement. The warrants expired on June 2014.

On March 5, 2014, the Company issued in a secondary public offering 6,903,141 ordinary shares at a price of $ 8.5 per share. Total net proceeds from the issuance amounted to $ 54,726.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- EQUITY (Cont.)

c.	Stock Option Plans:

Under the Company's 2007 Stock Option Plan, as amended ("the Plan"), options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to the 2007 Stock Option Plan, the Company reserved for issuance 1,500,000 ordinary shares. In 2012, the Company increased the amount of ordinary shares reserved for issuance by additional 1,000,000 ordinary shares in connection with the 2007 Stock Option Plan (mentioned above). As of December 31, 2015, an aggregate of 1,000,000 ordinary shares of the Company are available for future grants under the Plan. Each option granted under the Plan is exercisable for a period of ten years from the date of the grant of the option. On December 31, 2015 the Company’s board of directors extended the plan by 10 years whereas the 2007 Plan will expire on August 8, 2027.

The exercise price for each option is determined by the Board of Directors and set forth in the Company's award agreement. Unless determined otherwise by the Board of Directors, the option exercise price shall be equal to or higher than the share market price at the grant date. The options generally vest over 3-4 years. Any option that is forfeited or canceled before expiration becomes available for future grants under the Plans.

A summary of employee option activity under the Plans as of December 31, 2015 and changes during the year ended December 31, 2015 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2015	738,889	$4.26	6.42	$1,248
Granted	-	$-
Exercised	(161,003)	$2.60
Forfeited	(83,969)	$6.21

Outstanding at December 31, 2015	493,917	$4.47	5.99	$523

Exercisable at December 31, 2015	333,917	$3.37	4.95	$720

The weighted-average grant-date fair value of options granted during the years ended December 31, 2013 and 2014 was $6 and $ 3.76, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2015. This amount is changed based on the market value of the Company's Ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2013, 2014 and 2015 was $ 529, $ 741 and $ 210, respectively. As of December 31, 2015, there was $ 163 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. This cost is expected to be recognized over a period of approximately three years.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

The options outstanding as of December 31, 2015, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
In $
0-1	4,000	3.24	$-	4,000	$-
1.01-2	20,000	2.99	$1.12	20,000	$1.12
2.01-3	123,667	3.64	$2.31	123,667	$2.31
3.01-4	166,250	5.77	$4.00	166,250	$4.00
4.01-5	-	-	$-	-	$-
5.01-6	75,000	7.61	$6.00	-	$-
6.01-7	50,000	8.87	$6.89	6,250	$6.89
7.01-8	-	-	$-	-	$-
8.01-9	55,000	8.36	$8.01	13,750	$8.01

	493,917	5.99	$4.47	333,917	$3.37

d.	Accumulated other comprehensive income (loss):

	December 31,
	2013	2014	2015

Accumulated realized and unrealized gain on available-for-sale securities, net	$138	$(121)	$35
Accumulated foreign currency translation adjustments	(327)	(5,243)	(6,756)
Accumulated unrealized gain (loss) on derivative instruments, net	17	17	26

Total other comprehensive income (loss)	$(172)	$(5,347)	$(6,695)

e.	On September 4, 2012, the Company's Board of Directors adopted a dividend distribution policy, subject to any applicable law. According to this policy, each year the Company will distribute a dividend of up to 50% of its annual distributable profits. It is possible that the Board of Directors will decide, subject to the conditions stated above, to declare additional dividend distributions. The Company's Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions and/or not to distribute a dividend, all at its discretion.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

In respect to the policy mentioned above, on September 10, 2012 and on February 14, 2013 , the Company declared a dividend distribution of $ 0.10 per share ($ 3,661 in the aggregate) and $ 0.12 per share ($ 4,397 in the aggregate) which were paid on October 17, 2012 and on March 14, 2013, respectively. On August 12, 2013 the Company declared a dividend distribution of $ 0.09 per share ($ 3,390 in the aggregate) which was paid on September 3, 2013. On February 18, 2014, the Company declared a dividend distribution of $ 0.12 per share ($ 4,468 in the aggregate) which was paid on March 14, 2014. On August 19, 2014 the Company declared a dividend distribution of $ 0.095 per share ($ 4,195 in the aggregate) which was paid on September 4, 2014. On February 5, 2015, the Company declared a dividend distribution of $ 0.081 per share ($ 3,582 in the aggregate) which was paid on March 11, 2015. On August 12, 2015, the Company declared a dividend distribution of $ 0.095 per share ($ 4,204 in the aggregate) which was paid on September 10, 2015. On February 21, 2016, the Company declared a dividend distribution of $ 0.09 per share (see also note 19).

f.	On November 2014, a Company's subsidiary granted one of its executive options exercisable for 1,167 ordinary shares in its subsidiary if meeting a certain operational financial results. The exercise price of the options is NIS 1 per share. Total fair value of the grant was calculated based on the Company subsidiary’s fair value on the grant date and totaled NIS 5,910 thousand (NIS 5 thousand per share). On October 2015, the options were exercised and 1,167 ordinary shares were issued.

NOTE 14:-	RELATED PARTIES TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect agreements with affiliated companies pursuant to which the Company has rendered services amounting to approximately $353, $574 and $1,638, in aggregate for the years ended December 31, 2013, 2014 and 2015, respectively and acquired services and hardware amounting to approximately $100, $245 and $231 for the years ended December 31, 2013, 2014 and 2015, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2013	2014	2015

Total costs	$8,419	$9,017	$8,735
Less - capitalized software costs	(4,713)	(4,267)	(3,847)

Research and development, net	$3,706	$4,750	$4,888

b.	Financial income (expenses), net:

Interest income net of bank charges	$(170)	$(156)	$64
Interest expenses related to liabilities in connection with acquisitions	(407)	(152)	-
Interest income from marketable securities, net of amortization of premium on marketable securities	46	91	231
Loss arising from foreign currency translation and other	(153)	(1,569)	(980)

Financial income(expenses), net	$(684)	$(1,786)	$(685)

NOTE 16:-	COMMITMENTS AND CONTINGENCIES

a.	Lease commitments:

Certain of the motor vehicles, facilities and equipment of the Company and its subsidiaries are rented under long-term operating lease agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2015, are as follows:

2016	$1,839
2017	1,131
2018	816
2019 and thereafter	769

$4,555

Rent expenses for the years ended December 31, 2013, 2014 and 2015 were approximately $ 1,911, $ 1,736 and $ 2,045, respectively.

The Company leases motor vehicles under a cancelable lease agreement. The Company has an option to be released from this lease agreement, which may result in penalties in a maximum amount of $ 86.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The Company currently occupies approximately 129,213 square feet of space based on a lease agreements as of December 31, 2015. The Company has an option to terminate the lease agreement in Israel and India upon six months prior written notice.

The aggregated amount of lease commitment for the next 6 months in Israel and India mentioned above is approximately $ 246.

b.	Guarantees and Collaterals:

As of December 31, 2015, the Company has provided bank guarantees in the amount of $116 as security for the performance of various contracts with customers. As of December 31, 2015, the Company has restricted bank deposits of $ 128 in favor of the bank guarantees.

As of December 31, 2015, the Company has restricted bank deposits of $ 110 in favor of various contracts with customers.

c.	From time to time, the Company and/or its subsidiaries are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. The Company accrues a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter.

Lawsuits have been brought against the Company in the ordinary course of business. The Company intends to defend itself vigorously against those lawsuits.

1.	In August 2009, a software company and one of its owners filed an arbitration proceeding against the company and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs sought damages in the amount of approximately NIS 52,000 (approximately $13,371). The arbitrator determined that both the Company and its subsidiary breached the non-disclosure agreement. In January 2015 the arbitrator rendered his ruling and determined that the company should pay damages to the plaintiffs. The company financial results of operations include a net impact of $1,553 resulting from the arbitration. In December 2015, the same software Company filed a motion to appoint another arbitrator to the district court in Tel Aviv in order to sue the Company for additional damages. The court decided against the company’s position, and appointed an arbitrator. In April 2016, the Company submitted a motion to overrule the District's court to the Supreme Court. The company is now waiting for a decision.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	COMMITMENTS AND CONTINGENCIES (Cont.)

2.	In addition to the above mentioned legal proceedings, the Company is also involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 17:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2013	2014	2015

Numerator for basic and diluted earnings per share - net income available to Magic shareholders	$15,880	$15,520	$16,198

Weighted average ordinary shares outstanding:

Denominator for basic net earnings per share	36,835,163	43,287,523	44,247,556
Effect of dilutive securities	458,753	17,291	204,510

Denominator for diluted net earnings per share	37,293,916	43,304,814	44,452,066

Basic earnings per share	$0.43	$0.36	$0.37

Diluted earnings per share	$0.43	$0.36	$0.36

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

a.	The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and none proprietary software technology) and IT professional services.

The Company evaluates segment performance based on revenues and operating income of each segment. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. This data is presented in accordance with ASC 280, "Segment Reporting."

Headquarters' general and administrative costs have not been allocated between the different segments.

Software services

The Company develops markets, sells and supports a proprietary and none proprietary application platform, software applications, business and process integration solutions and related services.

IT professional services

The Company offers advanced and flexible IT services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, as well as supplemental outsourcing services.

There are no significant transactions between the two segments.

b.	The following is information about reported segment results of operation:

	Software services	IT professional services	Unallocated expense	Total
2013

Total revenues	$67,453	$77,505	$-	$144,958
Expenses	53,164	68,846	3,821	125,831

Segment operating income (loss)	$14,289	$8,659	$(3,821)	$19,127

Depreciation and amortization	$5,917	$2,210	$253	$8,380

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

	Software services	IT professional services	Unallocated expense	Total
2014

Total revenues	$69,861	$94,443	$-	$164,304
Expenses	54,464	84,873	4,241	143,578

Segment operating income (loss)	$15,397	$9,570	$(4,241)	$20,726

Depreciation and amortization	$6,065	$2,263	$266	$8,594

2015

Total revenues	$67,271	$108,759	$-	$176,030
Expenses	52,963	98,384	3,249	154,596

Segment operating income (loss)	$14,308	$10,375	$(3,249)	$21,434

Depreciation and amortization	$6,562	$3,042	$281	$9,885

c.	The Company's business is divided into the following geographic areas: Israel, Europe, United States, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013	2014	2015

Israel	$24,006	$29,198	$36,401
Europe	31,386	37,409	29,084
United States	70,872	82,470	92,577
Japan	11,965	11,299	10,092
Other	6,729	3,928	7,876

	$144,958	$164,304	$176,030

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

d.	The Company's long-lived assets are located as follows:

	December 31,
	2014	2015

Israel	$58,263	$59,770
Europe	1,523	1,402
United States	22,174	29,990
Japan	4,786	4,765
Other	3,291	3,253

	$90,039	$99,180

e.	The Company does not allocate its assets to its reportable segments; accordingly, asset information by reportable segments is not presented.

f.	In 2013, 2014 and 2015, the Company had one customer, included in the IT professional services segment, which accounted for 13%, 10% and 11% of the group revenues, respectively.

NOTE 19:-	SUBSEQUENT EVENTS

a.	On February 21, 2016, the Company declared a dividend distribution of $ 0.09 per share ($ 3,991 in the aggregate) which will be paid on March 17, 2016. The dividend distribution relates to the Company's earnings in the second half of 2015.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliate as of December 31, 2015:

Name of Company	Percentage of ownership and control	Place of incorporation
	%

Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Hermes Logistics Technologies Limited.	100	U.K.
Magic Software Enterprises Spain Ltd.	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Coretech Consulting Group LLC.	100	U.S.A
Fusion Solutions LLC.	100	U.S.A
Fusion Technical Solutions LLC.	49	U.S.A
Xsell Resources Inc.	100	U.S.A
Magic Software Enterprises (Israel) Ltd.	100	Israel
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Benelux B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises India Pvt. Ltd.	100	India
Onyx Magyarorszag Szsoftverhaz .	100	Hungary
Magix Integration (Proprietary) Ltd	100	South Africa
Appbuilder Solutions Ltd	100	U.K.
Complete Business Solutions Ltd	100	Israel
Comm-IT Technology Solutions Ltd	77.7	Israel
Comm-IT Software Ltd	100	Israel
Comm-IT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd)	75	Israel
Pilat (North America), Inc	100	U.S.A
Pilat Europe Ltd	100	U.K.
Valinor Ltd	100	Israel
Dario Solutions IT Ltd	100	Israel
BridgeQuest Labs, Inc	100	U.S.A
BridgeQuest, Inc	100	U.S.A
Allstates Consulting Services LLC	100	U.S.A
Formula Telecom Solutions, Ltd	100	Israel
FTS Bulgaria (FTS Global Ltd.)	100	Bulgaria
DataMind Technologies Ltd	80	Israel
Comblack Ltd.	70	Israel
Yes-IT Ltd.	100	Israel
Infinigy (UK) holdings limited	100	U.K.
Infinigy (US) holding Inc.	100	U.S.A
Infinigy Solutions LLC.	70	U.S.A
Infinigy Solutions West Coast LLC.	100	U.S.A

- - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Software Japan K.K.

We have audited the accompanying balance sheets of Magic Software Japan K.K. (the “Company”) as of December 31, 2014 and 2015, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2015, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Tokyo, Japan	/s/ KDA Audit Corporation
January 28, 2016	KDA Audit Corporation

EXHIBIT INDEX

Exhibit No.
1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan and amendment(5)
4.4	Formula Systems (1985) Ltd. Compensation Policy(6)
8	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kasierer, A Member of Ernst & Young Global*
15.2	Consent of KDA Audit Corporation*

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

(6) Incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on October 24, 2013.