Form 20-F
period 2016-12-31
FORMULA SYSTEMS (1985) LTD
filed 2017-05-16
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

As of December 31, 2016, the registrant had 14,728,782 outstanding ordinary shares, NIS 1 par value, of which 197,485 were represented by American Depositary Shares.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. References to the Israeli CPI refer to the Israeli consumer price index.

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

As used in this annual report, references to “we,” “our,” “ours” and “us” refer to Formula Systems (1985) Ltd. and its investees, unless otherwise indicated. References to “Formula” refer to Formula Systems (1985) Ltd. alone. Our operations are currently conducted through our subsidiaries –, Matrix IT Ltd., or Matrix, Sapiens International Corporation N.V., or Sapiens, Magic Software Enterprises Ltd., or Magic Software, Michpal Micro Computers (1983) Ltd., or Michpal, following our acquisition of Michpal on January 3, 2017 and InSync Staffing Solutions, Inc., or InSync and our affiliated company TSG Advanced IT Systems, Ltd., or TSG. following our acquisition of a 50% share interest in TSG on May 9, 2016.

All trademarks appearing in this annual report are the property of their respective holders.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following tables present selected consolidated financial data as of the dates and for each of the periods indicated. The consolidated financial statements for the year ended December 31, 2016 are the first we have prepared in accordance with IFRS. The date of transition to IFRS is January 1, 2015. For periods up to and including the year ended December 31, 2015, we prepared our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP. Accordingly, we have prepared financial statements that comply with IFRS applicable as of December 31, 2016, together with the comparative period data for the year ended December 31, 2015 and as of January 1, 2015. An explanation of the principal adjustments made in restating the U.S. GAAP financial statements, including the statement of financial position as of January 1, 2015 and the financial statements for the year ended December 31, 2015, is provided in note 21 to our consolidated financial statements included elsewhere in this annual report.

Pursuant to the transitional relief granted by the SEC in respect of the first-time adoption of IFRS, we have only provided financial statements and financial information for two fiscal years ended December 31, 2016 in this annual report as presented under IFRS. The selected financial information as of January 1, 2015 and as of and for the years ended December 31, 2015 and 2016 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included in this annual report.

	Year ended
	December 31,
	2015	2016
	U.S. dollars in thousands (except per share data)
Revenues	973,194	1,108,621
Cost of revenues	741,270	849,840

Gross profit	231,924	258,781
Research and development costs, net	15,123	22,328
Selling, marketing, general and administrative expenses	140,935	147,953

Operating income	75,866	88,500
Financial expenses	(14,955)	(17,594)
Financial income	5,422	6,008
Group's share of earnings of companies accounted for at equity, net	5	349

Income before taxes on income	66,338	77,263
Taxes on income	15,984	21,163
Net income	50,354	56,100
Redeemable non-controlling interests	864	2,125
Net income attributable to non-controlling interests	29,661	31,530

Net income attributable to equity holders of the Company	19,829	22,445

Earnings per share (basic)	1.41	1.58
Earnings per share (diluted)	1.35	1.49

Number of shares used in computing earnings per share (basic)	14,071,210	14,213,719
Number of shares used in computing earnings per share (diluted)	14,665,365	15,525,261

Statements of Financial Position:

	January 1	December 31,
	2015	2015	2016
	(U.S. Dollars in thousands)
Total current assets	$486,643	588,984	633,659

Total long-term investments	62,922	58,728	70,925

PROPERTY, PLANTS AND EQUIPMENT, NET	22,111	22,003	26,130

NET INTANGIBLE ASSETS AND GOODWILL	534,219	545,677	627,605

TOTAL ASSETS	1,105,895	1,215,392	1,358,319

Total current liabilities	256,340	290,793	359,038

Total long-term liabilities	157,255	219,320	275,439

Total equity	692,300	705,279	723,842

TOTAL LIABILITIES AND EQUITY	1,105,895	1,215,392	1,358,319

Dividends

In December 2016, Formula declared a cash dividend to its shareholders, which was paid in January 2017, of $0.48 per share. The aggregate amount distributed by Formula was approximately $7.1 million.

In June 2016, Formula declared a cash dividend to its shareholders, which was paid in July 2016, of $0.34 per share. The aggregate amount distributed by Formula was approximately $5.0 million.

In January 2016, Formula declared a cash dividend to its shareholders, which was paid in February 2016, of $0.34 per share. The aggregate amount distributed by Formula was approximately $5.0 million.

In June 2015, Formula declared a cash dividend to its shareholders, which was paid in August 2015, of $0.34 per share. The aggregate amount distributed by Formula was approximately $5.0 million.

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

Risks Related to Our Business and Our Industry

Rapid technological changes may adversely affect the market acceptance of our products and services, and our business, results of operations and financial condition could be adversely affected.

We compete in markets that are characterized by rapid technological changes. Other companies are also seeking to offer software solutions and other products and services in our markets, including enterprise mobility solutions, digital transformation solutions. big data, advance analytics solutions, internet-related solutions, such as cloud computing and complementary services and business solutions for the insurance and financial services industry. These companies may develop technological or business model innovations or offer services in the markets that we seek to address that are, or are perceived to be, equivalent or superior to our products and services. Furthermore, many of our smaller competitors have been acquired and may be acquired in the future by larger competitors, which provides such smaller competitors with greater resources and potentially a larger client base for which they can develop solutions. Our customers or potential customers may prefer suppliers that are larger than us, are better known in the market or that have a greater global reach.

In addition, our customers’ business models may change in ways that we do not anticipate and these changes could reduce or eliminate our customers’ needs for our products and services. Our operating results depend on our ability to adapt to market changes and develop and introduce new products and services into existing and emerging markets. For example, we and some of our competitors have developed systems to allow customers to outsource certain of their systems to external providers (known as BPO). We are seeking to partner with BPO providers, but there can be no assurance that such BPO providers will adopt our solutions rather than those of our competitors. Determinations by current and potential customers to use BPO providers that do not use our solutions may result in the loss of such customers and limit our ability to gain new customers.

The introduction of new technologies, devices and business models could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services. Our future success will depend upon our ability to address the increasingly sophisticated needs of our customers by:

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

Adapting to evolving technologies may require us to invest a significant amount of resources, time and attention into the development, integration, support and marketing of products and services that work with or utilize those technologies. For example, the acceptance and growth of cloud computing, enterprise mobility, security and cyber and digital are examples of rapid technological changes which we have adapted into our products, packaged software solution and software services offerings. Developing and implementing cloud computing, enterprise mobility, security and cyber and digital into certain of our software solution models and software services offerings required us to make substantial investments and required significant attention from our management to refine our business strategies to include the delivery of these solutions. As the market continues to adopt new technologies, we expect to continue to make substantial investments in our software solutions, system integrations and professional services related to these changing technologies. Even if we succeed in adapting to a new technology by developing attractive products and services and successfully bringing them to market, there is no assurance that the new product or service will have a positive impact on our financial performance and could even result in lower revenue, lower margins and higher costs and therefore could negatively impact our financial performance.

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

These developments, or the perception that any of them could occur, could have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (Brexit). The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could continue for a few years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and has given rise to calls for certain regions within the United Kingdom to preserve their place in the European Union by separating from the United Kingdom as well as for the governments of other EU member states to consider withdrawal.

In the United States, the new Trump Administration has called for substantial change to fiscal, tax and trade policies that may adversely affect our business. We cannot predict the impact, if any, of these changes to our business. However, it is possible that these changes could adversely affect our business.

If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets, remain uncertain or weaken further, our business, operating results and financial condition may be adversely affected.

Our development cycles are lengthy, we may not have the resources available to complete development of new, enhanced or modified, solutions and we may incur significant expenses before we generate revenues, if any, from our solutions.

Because our solutions are complex and require rigorous testing, development cycles can be lengthy, taking us up to two years to develop and introduce new, enhanced or modified solutions. Moreover, development projects can be technically challenging and expensive. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. Furthermore, we may invest substantial resources in the development of solutions that do not achieve market acceptance or commercial success. We may also not have sufficient funds or other resources to make the required investments in product development. Even where we succeed in our sales efforts and obtain new orders from customers, the complexity involved in delivering certain of our solutions to such customers makes it more difficult for us to consummate delivery in a timely manner and to recognize revenue and maximize profitability. Failure to deliver our solutions in a timely manner could result in order cancellations, damage our reputation and require us to indemnify our customers. Any of these risks relating to our lengthy and expensive development cycle could have a material adverse effect on our business, financial conditions and results of operations.

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

Investment in highly skilled research and development and customer support personnel is critical to our ability to develop and enhance our software solutions and support our customers, but an increase in such investment may reduce our profitability.

As providers of software solutions that rely upon technological advancements, we rely heavily on our research and development activities to remain competitive. We consequently highly depend on the ability to attract, train, motivate and retain highly skilled information technology professionals for our research and development team, particularly individuals with knowledge and experience in the insurance, healthcare and defense industries. Because our software solutions are highly complex and are generally used by our customers to perform critical business functions, we also depend heavily on other skilled technology professionals to provide ongoing support to our customers. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified research and development personnel and other technology professionals to develop, implement and modify our software solutions, we may be unable to meet the needs of our customers. Even if we succeed in retaining the necessary skilled personnel in our research and development and customer support efforts, our investment in our personnel and product development might increase our costs of operations and thereby reduce our profitability, unless compensated through increased revenues. Given the highly competitive industry in which we operate, we may not succeed in increasing our revenues in line with our increasing investments in our personnel and research and development efforts.

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

If our products and services fail to compete successfully with those of our competitors, we may have to reduce the prices of our products and services, which, in turn, may adversely affect our business.

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

Both Matrix’s and Magic Software’s principal domestic competitors in the Israeli market are Israeli IT services companies and systems integrators, the largest of which are Hilan Ltd., Malam-Team, One-1, Taldor Computer Systems, (Aman, the Elad Group, Yael, SQLink, Emet, LogOn, HMS and OfficeSoft. Matrix’s competitors in the United States market include many companies who provide similar services to those offered by Matrix, as well as providers of offshore services. In some cases, Matrix competes with IBM, Accenture and the Big-4 accounting firms. Matrix’s international competitors in the Israeli market include Microsoft, IBM, HP, Oracle and CA. These international competitors often use local subcontractors to provide personnel for contracts performed in Israel. Most of these international entities are also business partners of Matrix. Competitors with respect to infrastructure solutions include HP, Lenovo and Dell. With respect to cloud services, competitors include All Cloud, DoIT, Google, Microsoft and Amazon Web Services. Matrix’s competitors with respect to training are the training centers of the Technion, IITC, HackerU, Ness Technologies and Sela.

With respect to Magic Software’s application development solutions, Magic Software competes in the application platform, SOA architecture and enterprise mobility markets. Among its current competitors are Kony, IBM, Microsoft, Adobe, Oracle, SAP Sybase, OutSystems and Pegasystems. With respect to Magic Software’s integration solutions, Magic Software competes in the integration platform market. Among its current competitors are IBM, Informatica, TIBCO, MuleSoft, Jitterbit, Talend and Software AG.

There are several similar products in the market which utilize the model driven architecture, or MDA, approach utilized by Magic Software’s application development solutions. The market for this type of platform is highly competitive. Companies such as CA and IBM have tools that compete directly with those of Magic Software. Furthermore, new development paradigms have become very popular in IT software development and developers today have many alternatives.

The telecom BSS domain in which Magic Software operates through its wholly owned FTS subsidiary is a highly competitive market in which FTS competes based on product quality, service quality, timeliness of delivery and pricing. Within the global billing, charging and policy control market, FTS principally competes against global IT providers and the in-house IT departments of telecommunications operators. Among the competitors focused on this market are Amdocs, Ericsson, Comverse, NetCracker Technology, CSG Systems, Redknee Solutions and Oracle Communications.

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

With respect to Sapiens DECISION, we believe that Sapiens is considered a pioneer in this disruptive market landscape. Since the introduction of Sapiens innovative approach to enterprise architecture to the market, Sapiens has identified only a small number of potential competitors.

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

We perform work for a wide range of Israeli governmental agencies and related subcontractors. Any reduction in total Israeli government spending for political or economic reasons may reduce our revenues and profitability. In addition, the government of Israel has experienced significant delays in the approval of its annual budget in recent years. Such delays in the future could negatively affect our cash flows by delaying the receipt of payments from the government of Israel for services performed.

TSG, our jointly-controlled investee together with Israel Aerospace Industries Ltd. or IAI, derives most of its revenues directly or indirectly from government agencies, mainly the Israeli Ministry of Defense (IMOD) and authorities of various countries, pursuant to contracts awarded to it under defense and homeland security-related programs. The funding of these programs could be reduced or eliminated due to numerous factors, including geo-political events and macro-economic conditions that are beyond our control. Reduction or elimination of government spending under our contracts would cause a negative effect on TSG’s revenues, results of operations, cash flow and financial condition. Furthermore, the Israeli government may reduce its expenditures for defense items or change its defense priorities in the coming years. In addition, the Israeli defense budget may be adversely affected if there is a reduction in U.S. foreign military assistance.

We recently began preparing our consolidated financial statements in accordance with IFRS and, as a result, some of our financial data are not easily comparable from period to period.

On January 1, 2016, we began preparing our consolidated financial statements in accordance with IFRS. Prior to the year ended December 31, 2016, we prepared our consolidated financial statements only in accordance with U.S. GAAP. Therefore, our financial data as of and for the years ended December 31, 2013, 2014 and 2015, which was presented in prior year’s annual report on Form 20-F, was derived from our annual audited consolidated financial statements which were prepared in accordance with U.S. GAAP. Because IFRS differs in certain significant respects from U.S. GAAP, in particular with respect to the results of our subsidiaries, all of which are consolidated with our results under IFRS, the U.S. GAAP financial information presented in prior years is not directly comparable to our IFRS financial information in this annual report. The lack of comparability of our financial data may make it difficult to gain a full and accurate understanding of our operations and financial condition in periods prior to 2015. For further information, please see Note 21 to our consolidated financial statements included in Item 18 of this annual report.

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

With respect to certain of our defense sector command and control software solutions which are developed and offered by our jointly controlled investee, TSG, we depend on governmental approval of our exports.

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

If existing customers are not satisfied with our solutions and services and either do not make subsequent purchases from us or do not continue using our solutions and services, or if our relationships with our largest customers are impaired, our revenue could be negatively affected.

We depend heavily on repeat product and service revenues from our base of existing customers. For example, five of Sapiens’ customers accounted for, in the aggregate, 32% and 34% of its revenues in the years ended December 31, 2015 and 2016, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our technologies. A significant decline in our revenue stream from existing customers would have a material adverse effect on our business, results of operations and financial condition.

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

If our customers terminate contracted projects or choose not to retain us for additional projects, our revenues and profitability may be negatively affected.

Our software services customers typically retain us on a non-exclusive basis. Many of our customer contracts, including those that are on a fixed price and timeframe basis, can be terminated by the customer with or without cause upon 90 days’ notice or less, and generally without termination-related penalties. Additionally, our contracts with customers are typically limited to discrete projects without any commitment to a specific volume of business or future work and may involve multiple stages. In addition, the increased breadth of our service offerings may result in larger and more complex projects for our customers that require us to devote resources to more thoroughly understand their operations. Despite these efforts, our customers may choose not to retain us for additional stages or may cancel or delay planned or existing engagements due to any number of factors, including:

•	financial difficulties;

•	a change in strategic priorities;

•	demand for price reductions; and

•	a decision to utilize in-house IT capacity or work with our competitors.

These potential terminations, cancellations or delays in planned or existing engagements could make it difficult for us to use our personnel efficiently and may negatively impact our revenues and profitability.

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

Personal privacy has become a significant issue in the United States, Europe, and many other countries where we operate. Many government agencies and industry regulators continue to impose new restrictions and modify existing requirements about the collection, use, and disclosure of personal information. Changes to laws or regulations affecting privacy and security may impose additional liabilities and costs on us and may limit our use of such information in providing our services to customers. If we were required to change our business activities, revise or eliminate services or products, or implement burdensome compliance measures, our business and results of operations may be harmed. Additionally, we may be subject to regulatory enforcement actions resulting in fines, penalties, and potential litigation if we fail to comply with applicable privacy laws and regulations.

If we fail to locate, successfully compete for and consummate suitable acquisitions and investments, we may be unable to grow or maintain our market share.

As we consider it as a significant part of our business strategy to pursue acquisitions and other initiatives in order to expand our product or services offerings or otherwise enhance our market position and strategic strengths, we intend to pursue acquisitions of, and investments in, other businesses, particularly businesses offering products, technologies and services that are complementary to ours and are suitable for integration into our business. We cannot assure you that we will be able to locate suitable potential acquisition or investment opportunities in Israel or internationally, or if we do identify suitable candidates, that at the conclusion of related discussions and negotiations, we will be able to consummate the acquisitions or investments on terms which are favorable to us. If and when acquisition or investment opportunities arise, we expect to compete for these opportunities with other established and well-capitalized entities and we cannot guarantee that we will succeed in such competition on terms which remain favorable to us. If we fail to consummate further acquisitions or investments in the future, our ability to grow or to even maintain our market share may be harmed.

Any future acquisitions of, or investments in, companies or technologies, especially those located outside of Israel, may distract our management, disrupt our business and may be difficult to finance on favorable terms.

As described above, it is a significant part of our strategy to pursue acquisitions of, and investments in, companies offering products, technologies and services in order to expand our product offerings or services or otherwise enhance our market position and strategic strengths. In the past three years we made a number of acquisitions, including:

In April 2014, Formula acquired InSync Staffing Solutions, Inc., a U.S. based full-service provider of consulting and staffing solutions for IT, engineering and other professional staff (i.e. accounting and finance, administrative, customer service, healthcare, human resources, manufacturing, marketing/sales, and operations). The total consideration paid by Formula was $4.0 million.

In May 2016, Formula and IAI each acquired 50% of TSG, which had been a subsidiary and the military arm of Ness Technologies, which is engaged in the fields of command and control systems, intelligence, homeland security and cyber-security. Each of Formula and IAI acquired 50% of TSG and each paid a purchase price of $25.8 million (subject to certain adjustments). For further information, please see Note 4(i)(a) to our consolidated financial statements included in Item 18 of this annual report.

In January 2017, Formula acquired all of the share capital of Michpal, an Israeli-based company that develops, sells and supports a proprietary on-premise payroll software solution for processing traditional payroll stubs to Israeli enterprise and payroll service providers. Formula paid a purchase price of $22.1 million. For further information, please see Note 20(i) to our consolidated financial statements included in Item 18 of this annual report..

In August 2014, our subsidiary Sapiens acquired Knowledge Partners International LLC, or KPI and the assets of The Decision Model Licensing LLC, or TDML. KPI is a leader in decision management consultancy, services and training and through TDML owns certain patents used as part of Sapiens’ Decision solution. The total consideration was $2.1 million in cash and 57,000 ordinary shares of Sapiens Software Solutions (Decision) Ltd., or Sapiens Decision, the subsidiary of Sapiens which holds all of the interests in KPI, reflecting 3% of the outstanding shares of Sapiens Decision. In addition, one of the shareholders of KPI received 88,500 restricted shares of Sapiens Decision (of which 29,500 vested during each of the years ended December 31, 2015 and 2016) plus $450,000 in cash, subject to certain performance criteria. The agreements for the foregoing acquisitions included, among other things, certain put and call options relating to the Sapiens Decision shares issued upon consummation of the transaction and certain other benefits payable upon the occurrence of certain conditions. For further information, please see Note 4(ii)(b) to our consolidated financial statements included in Item 18 of this annual report.

In May 2015, Sapiens acquired IBEXI Solutions Private Limited, or IBEXI, an India-based provider of insurance solutions and services, which services 18 insurers in both the P&C and L&P markets throughout Southeast Asia. The total purchase price in this acquisition was approximately $4.8 million, which was paid in cash by Sapiens at the closing, and which is subject to adjustment based on certain future criteria. For further information, please see Note 4(ii)(c) to our consolidated financial statements included in Item 18 of this annual report.

In August 2015, Sapiens acquired Insseco, a Poland-based software and services provider for the insurance market, from Asseco, the controlling shareholder of Formula, which helped Sapiens to establish a strong presence in the Polish insurance market. Sapiens paid approximately $9.1 million in cash for Insseco, subject to upwards adjustment based on its achieving future revenue goals. For further information, please see Note 4(ii)(a) to our consolidated financial statements included in Item 18 of this annual report.

In the third quarter of 2016, Sapiens acquired Maximum Processing Inc., or MaxPro. MaxPro is the provider of the Stingray System, a P&C insurance administration suite targeted towards the tier 4-5 U.S. market, as well as managing general agents, or MGAs, third-party administrators, or TPAs, and insurance brokers. Sapiens paid $4.3 million in cash for this acquisition (including $1.5 million that Sapiens placed in escrow at the closing). The seller also has the right to receive performance based payments of up to $3.1 million relating to achievements of revenue and profitability goals over three years (2016, 2017, 2018), which are also subject to continued employment. For further information, please see Note 4(ii)(d) to our consolidated financial statements included in Item 18 of this annual report.

In the third quarter of 2016, Sapiens acquired 4Sight Business Intelligence Inc., or 4Sight, a provider of business intelligence reports. 4Sight offers insurance-specific business intelligence, or BI, solutions, including 4SightBI, a P&C-specific, off-the-shelf business intelligence (BI) product. Sapiens paid $330,000 in cash for this acquisition. In addition, the seller of 4Sight may receive additional performance-based payments of up to $2.2 million relating to achievements of revenue and profitability goals over three years (2016, 2017, 2018), which are also subject to continued employment. For further information, please see Note 4(ii)(e) to our consolidated financial statements included in Item 18 of this annual report.

In the first quarter of 2017, Sapiens acquired StoneRiver, a provider of a wide range of technology solutions and services to insurance carriers, agents, and broker-dealers, whose product groups encompass front-office, policy, claim, rating, underwriting, billing, and reinsurance solutions for all major business lines. The acquisition is expected to enable Sapiens to expand the range of solutions and services that Sapiens offers in North America. Sapiens paid approximately $100 million in cash, subject to certain adjustments based on working capital, transaction expenses, unpaid debt and certain litigation matters. For further information, please see Note 20(ii) to our consolidated financial statements included in Item 18 of this annual report.

In April 2015 Magic Software acquired a 70% interest in Comblack IT Ltd., an Israeli-based company that specializes in software professional and outsource management services for mainframes and complex large-scale environments, for a total consideration of $1.8 million, of which $ 1.5 million was paid upon closing and $ 0.3 million was contingent upon the acquired business meeting certain operational targets in 2015. Magic Software and the seller hold mutual call and put options, respectively, for the remaining 30% interest in the Comblack. In March 2016, Magic Software paid the seller the remaining contingent payments for meeting 2015 operational targets. For further information, please see Note 4(iii)(b) to our consolidated financial statements included in Item 18 of this annual report.

In June 2015, Magic Software acquired a 70% interest in Infinigy Solutions LLC, a US-based services company focused on expanding the development and implementation of technical solutions throughout the telecommunications industry with offices over the US, providing nationwide coverage and support for wireless engineering, deployment services, surveying, environmental service and project management, for a total consideration of $6.5 million, of which $ 5.6 was paid upon closing and $ 0.9 million is contingent upon the acquired business meeting certain operational targets in 2016 and 2017. In July 2016, Magic Software paid the seller $ 0.5 million with respect to the acquired business meeting certain of its 2016 operational targets. Magic Software and the seller hold mutual Call and Put options respectively for the remaining 30% interest in the company. For further information, please see Note 4(iii)(c) to our consolidated financial statements included in Item 18 of this annual report.

In July 2016, Magic Software acquired a 60% equity interest in Roshtov Software Industries Ltd, the developer of the Clicks development platform, which is used in the design and management of patient-file oriented software solutions for managed care and large-scale healthcare providers. The aggregate purchase price for the 60% interest was approximately $ 20.6 million in cash and Magic Software and the seller hold mutual call and put options, respectively, for the remaining 40% interest in Roshtov. For further information, please see Note 4(iii)(d) to our consolidated financial statements included in Item 18 of this annual report.

In October 2016, Magic Software acquired the entire share interests in Shavit Software (2009) Ltd., an Israeli-based company that specializes in software professional and outsourced management services, for a total consideration of $ 6.8 million, of which $ 4.7 was paid upon closing, $ 1.6 million was allocated to a deferred payment which is due in 2018 and $ 0.5 million is contingent upon the acquired business meeting certain operational targets in 2017, 2018 and 2019. For further information, please see Note 4(iii)(e) to our consolidated financial statements included in Item 18 of this annual report.

In January 2015, Matrix acquired 75% of the share capital of SeeV Solutions Ltd in total consideration of $1.2 million. SeeV, an Israeli based company, specialized in permanent placement of employees in start-ups and high-tech companies. In addition, the purchaser and the seller hold mutual call and put options respectively for the remaining 25% interest in SeeV valued at $ 0.4 million. For further information, please see Note 4(iv)(a) to our consolidated financial statements included in Item 18 of this annual report.

In April 2015, Xtivia Inc. (a wholly owned subsidiary of Matrix) completed the acquisition of all of the outstanding shares of Hydus Inc. in total consideration of $ 2.5 million. Hydus Inc. is a U.S based consulting firm specializing in software services in the field of Enterprise Information Management, or EIM. In addition, the sellers may be eligible for future consideration, valued at $ 1.7 million as of December 31, 2016, subject to obtaining accumulated operating income targets during three years (not exceeding Hydus operating income). For further information, please see Note 4(iv)(c) to our consolidated financial statements included in Item 18 of this annual report.

In May 2015, Matrix completed the acquisition of all of the outstanding shares of Ono Apps Ltd., an Israeli based service provider specializing in mobile applications development services, for total consideration of NIS 4.6 million (approximately $ 1.2 million). In addition, the sellers may be eligible for future consideration, valued at $ 0.3 million, subject to obtaining accumulated operating income targets during three years commencing on January 1, 2016, not exceeding NIS 5.0 million (approximately $ 1.3 million). For further information, please see Note 4(iv)(d) to our consolidated financial statements included in Item 18 of this annual report.

In March 2016, Matrix acquired 60% of the share capital of Programa Logistics System Ltd., an Israeli provider of advisory services and design and development of solutions in supply chain, production and logistics. Matrix paid NIS 7.3 million (approximately $ 1.9 million). In addition, the sellers may be eligible for future consideration, valued at $ NIS 1.1 million (approximately $ 0.3 million) as of December 31, 2016, subject to obtaining accumulated operating income targets over a three year period. Matrix and the seller hold mutual call and put options, respectively, for the remaining 40% interest in Programa. For further information, please see Note 4(iv)(e) to our consolidated financial statements included in Item 18 of this annual report.

In October 2016, Matrix acquired 60% of the share capital of Network Infrastructure Technologies Inc., a provider of IT help desk services for the healthcare industry. Matrix paid $6.7 million. Matrix and the seller hold mutual call and put options, respectively, for the remainder of the shares. In addition, the seller is eligible for future consideration, valued at $ 0.7 million, subject to obtaining accumulated operating income targets over a three year period. For further information, please see Note 4(iv)(f) to our consolidated financial statements included in Item 18 of this annual report.

In November 2016, Matrix acquired 55% of the share capital of Second to None Solutions Inc., a certified distributor of IBM products to U.S federal and enterprise customers. Matrix paid $0.3 million. Matrix and the seller hold mutual call and put options, respectively, for the remainder of the shares. In addition, the seller is eligible for future consideration, valued at $ 0.5 million as of December 31, 2016, subject to obtaining accumulated operating income targets over a three year period. For further information, please see Note 4(iv)(g) to our consolidated financial statements included in Item 18 of this annual report.

In December 2016, Matrix acquired 85% of the share capital of Aviv Management Engineering Systems Ltd., a company engaged in management and project consulting, focusing in four areas of expertise: environmental planning, project management, urban and physical planning and management consulting. Matrix paid NIS 19.7 million (approximately $ 5.1 million). Matrix and the seller hold mutual call and put options, respectively, for the remainder of the shares. In addition, the seller is eligible for future consideration, valued at NIS 1.5 million (approximately $ 0.4 million), subject to obtaining accumulated operating income targets over a three year period. For further information, please see Note 4(iv)(h) to our consolidated financial statements included in Item 18 of this annual report.

During the years ended December 31, 2015 and 2016, Formula and its subsidiaries and affiliates completed additional acquisitions for a total cash consideration of approximately$ 1.9 million and $8.9 million, respectively and increased during 2015 their share interest in two existing subsidiaries and one affiliate for total consideration of $ 2.3 million. These acquisitions generally enhance our technologies, product and services offerings. Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated results of operations, either individually or in the aggregate. For further information, please see Note 4(iii)(f) and Note 4(iv)(b) to our consolidated financial statements included in Item 18 of this annual report.

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

We may furthermore need to raise capital in connection with any such acquisition or investment, which we would likely seek via public or private equity or debt offerings. For example, we issued $58.3 million (net of issuance expenses) of secured debentures, or Series A Secured Debentures, and convertible debentures, or Series B Convertible Debentures as part of a public offering in Israel in September 2015. In addition, in March 2014, Magic Software consummated a public offering in which it received net proceeds of $ 54.7 million. Furthermore, Sapiens (via its wholly-owned subsidiary, Sapiens Americas Corporation, or the Borrower) entered into a $40 million secured credit agreement with HSBC Bank USA, National Association in connection with, and as financing for, Sapiens’ acquisition of Stone River. The issuance of equity securities pursuant to any such financing could be dilutive to our existing shareholders. The issuance of equity securities by any of our investees pursuant to any such financing could be dilutive to our existing interest in these investees. If we raise funds through debt offerings, we may be pressured in serving such debt. If we use cash or debt financing, our financial liquidity will be reduced, the holders of our debt may have claims on our assets ahead of holders of our ordinary shares and our business operations may be restricted by the terms of any debt. Our ability to raise capital in this manner also depends upon market and other conditions, many of which are beyond our control. Due to unfavorable conditions, we could be required to seek alternative financing methods, such as bank financings, which involve borrowing money on terms that are not favorable to us. Difficulties in raising equity capital or obtaining debt financing on favorable terms, or the unavailability of financing, including bank borrowings, may hinder our ability to implement our strategy for selective acquisitions and investments.

If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

We have experienced rapid growth during the last five years, through acquisitions and organic growth. The number of our employees increased over the last five years from approximately 7,666 as of December 31, 2011 to approximately 13,572 as of December 31, 2016 (including our affiliated company TSG) and may increase further as we aim to enhance our businesses. This increase may significantly strain our management and other operational and financial resources. In particular, continued headcount growth increases the integration challenges involved in:

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

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet was $534 million, $545.7 million and $627.6 million as of December 31, 2014, 2015 and 2016, respectively, as a result of our acquisitions, and may increase further following future acquisitions. Impairment testing under IFRS may lead to further impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

During the years ended December 31, 2015 and 2016, no impairment was required for any of our cash generating units and no impairment losses were identified for these intangible assets and software products.

Our and our investees’ credit facility agreements with banks and other financial institutions and our Series A Secured Debentures and Series B Convertible Debentures are subject to a number of restrictive covenants which, if breached, could result in acceleration of our obligation to repay our debt.

In the context of our and our investees engagements with banks and other financial institutions for receiving various credit facilities and under the terms governing our Series A Secured Debentures and Series B Convertible Debentures, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including limitations on our ability to distribute dividends, incur debt and sell or acquire assets. These credit facilities agreements also contain various covenants which require us to maintain certain financial ratios related to shareholders’ equity, total rate of debt and liabilities, minimum outstanding balance of total cash and short-term investments and operating results that are customary for companies of comparable size and the risk that we may not be able to maintain in the future the rating level assigned to the Notes. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us and, by extension, to our shareholders. In addition, we have secured a credit facility and our Series A Secured Debentures with certain of the shares of Formula’s publicly held subsidiaries Matrix, Sapiens and Magic Software. With respect to our subsidiaries, Sapiens has a $40 million secured credit agreement with HSBC Bank USA, National Association. A breach of the restrictive covenants could result in the acceleration of our obligations to repay our or our subsidiaries’ debt.

Marketing our products and services in international markets may require increased expenses and greater exposure to risks that we may not be able to successfully address.

We intend to continue to focus our efforts on selling proprietary software solutions and services in international markets and to devote significant resources to these efforts to expand our international operations as part of our growth strategy. If we are unable to continue achieving market acceptance for our solutions or continue to successfully penetrate international markets, our business will be harmed. In 2015 and 2016, we received approximately 41% and 40% of our consolidated revenues, respectively, from customers located outside of Israel (including but not limited to the United States, Europe, Japan, Asia-Pacific, India and South Africa). The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources which could adversely affect our business.

Our current international operation and our plans to further expand our international operations subjects us to many risks inherent to international business activities, including:

•	Limitations and disruptions resulting from the imposition of government controls;

•	Compliance with a wide variety of foreign regulatory standards;

•	Compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries;

•	Import and export license requirements, tariffs, taxes and other trade barriers;

•	Political, social and economic instability abroad, terrorist attacks and security concerns in general.;

•	Trade restrictions;

•	Changes in tariffs;

•	Increased exposure to fluctuations in foreign currency exchange rates;

•	Complexity in our tax planning, and increased exposure to changes in tax regulations in various jurisdictions in which we operate, which could adversely affect our operating results and limit our ability to conduct effective tax planning;

•	Increased financial accounting and reporting requirements and complexities;

•	Weaker protection of intellectual property rights in some countries;

•	Greater difficulty in safeguarding intellectual property;

•	Increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

•	Longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable;

•	The need to localize our products and licensing programs for international customers;

As we continue to expand our business globally, our success will depend, to a large extent, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Any of these risks could harm our international operations and reduce our international sales, adversely affecting our business, results of operations, financial condition and growth prospects.

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

For example, subsequent to the balance sheet date, Sapiens received a letter from one of its significant customers, in which the customer alleged that Sapiens has materially breached a software development project agreement between them. After carefully examining the customer’s allegations Sapiens informed the customer that it has not materially breached any of its obligations under the agreement and that the customer itself has materially breached the agreement. As a result of the foregoing work on the project has been halted and Sapiens currently does not expect to generate any further revenues from such customer in 2017. While Sapiens believes that this does not have an impact on its financial statements for the year ended December 31, 2016 it may have an adverse effect on Sapiens’ results of operations in 2017.

In addition, some of the products and software services that we provide involve key aspects of customers’ information systems and may be considered critical to the operations of our clients’ businesses. As a result, our customers have a greater sensitivity to failures in these systems than do customers of other software products generally. In addition, our exposure to legal liability may be increased in the case of contracts in which we become more involved in our clients’ operations. If a customer’s system fails during or following the provision of products or services by us, or if we fail to provide customers with proper support for our software products or do so in an untimely manner, we are exposed to the risks of cancellation of our contract with the customer and a legal claim for substantial damages being filed against us, regardless of whether or not we are responsible for the failure. While we typically strive to include provisions designed to limit our exposure to legal claims relating to our services and the solutions we develop, these provisions may not adequately protect us or may not be enforceable in all cases. The general liability insurance coverage that we maintain, including coverage for errors and omissions, is subject to important exclusions and limitations. We cannot be certain that this coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our profitability.

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

For example, five customers of Sapiens (together with its subsidiaries) accounted for, in the aggregate, 32% and 34% of Sapiens’ consolidated revenues in 2015 and 2016, respectively (or 6% and 7%, of our consolidated revenues, in each of the respective years). In addition, Magic Software’s (together with its subsidiaries) five largest customers accounted for, in the aggregate, 26% and 18% of its revenues in 2015 and 2016, respectively (or 5% and 3%, of our consolidated revenues, in each of the respective years). One significant customer of TSG accounted for approximately 40% of its revenues in 2015 and 2016 (or 2% of our consolidated revenues, in each of the respective years). One significant customer of InSync accounted for approximately 21% of its revenues in 2016 (or 1% of our consolidated revenues in 2016).

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

Mergers or consolidations among our customers could reduce the number of our customers and potential customers. This could adversely affect our revenues even if these events do not reduce the aggregate number of customers or the activities of the consolidated entities. If our customers merge with or are acquired by other entities that are not our customers, or that use fewer of our products and services, they may discontinue or reduce their use of our products and services. Any of these developments could materially and adversely affect our results of operations and cash flows. Furthermore, as the number of companies in the defense industry has decreased in recent years, the market share of some prime contractors has increased. Some of these companies are vertically integrated with in-house capabilities similar to ours in certain areas. Thus, at times we could be seeking business from certain of these prime contractors, while at other times we could be in competition with some of them. Failure to maintain good business relations with these major contractors could negatively impact TSG’s business which focuses on the defense market.

If we are unable to retain effective control over our subsidiaries, we would cease to consolidate them and our operating results may fluctuate significantly.

Except for our joint control in TSG, we currently have effective control under IFRS 10 in each of our other investees, despite the lack of absolute majority of voting power in each of Magic Software and Sapiens. As a result of our effective control in these investees as of December 31, 2016, we consolidated their financial results with ours throughout the period covered by the financial statements included in Item 18 of this annual report. Prior to our transition to reporting under IFRS, we would consolidate investees in which we held an equity interest only if we held a controlling interest in those companies. Under IFRS 10, we may consolidate entities in which we have effective control. For further information, please see Note 2(2) to our consolidated financial statements included in Item 18 of this annual report

Although it is our board of directors’ strategy to maintain effective control over our directly held investees, if we are unable to continue maintaining effective control over one or more of our public subsidiaries as a result of equity issuances to third parties that are unaffiliated with us or otherwise, we would cease to consolidate the operating results of those subsidiaries, based on relevant accounting guidelines. This, in turn, could result in significant fluctuations of our consolidated operating results.

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

Our success and ability to compete depend in large part upon our ability to protect our proprietary technology. In accordance with industry practice, since we have no registered patents on our software solutions technologies, we rely on a combination of trade secret and copyright and intellectual property laws and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. We believe that due to the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as unpublished copyright works. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, while we attempt to protect trade secrets and other proprietary information through non-disclosure agreements with employees, consultants and distributors, not all of our employees have signed invention assignment agreements. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful. Our failure to protect our rights, or the improper use of our products by others without licensing them from us could have a material adverse effect on our results of operations and financial condition.

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

There has historically been limited trading volume for our ADSs and ordinary shares, respectively, both on the NASDAQ Global Select Market and the TASE, such that trading has still not reached the level that enables shareholders to freely sell their shares in substantial quantities on an ongoing basis and thereby readily achieve liquidity for their investment. As a further result of the limited volume, our ordinary shares have experienced significant market price volatility in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as announcements of developments related to our investees businesses, announcements by competitors of our investees, quarterly fluctuations in our financial results and general conditions in the industry in which we through our investees compete.

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

The high and low closing market price of our ordinary shares traded on the Tel Aviv Stock Exchange, or the TASE, under the symbol “FORTY,” and the high and low closing market price of our ADSs traded on the NASDAQ Global Select Market under the symbol “FORTY,” during each of the last five years, are summarized in the table below:

	NASDAQ		Tel Aviv Stock Exchange*
	In US$		In NIS			In US$
Year	High	Low	High	Low	High	Low
2016	42.17	23.55	162.70	93.79	42.18	23.61
2015	35.00	20.52	135.20	82.36	35.31	20.98
2014	33.79	21.02	114.10	83.70	32.83	21.52
2013	26.64	16.22	94.99	57.89	26.96	15.51
2012	17.88	13.55	69.21	54.41	17.83	13.59

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

Our quarterly and annual revenues, gross profit, net income and results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations:

•	general global economic conditions;

•	acquisitions and dispositions;

•	the size, time and recognition of revenue from significant contracts;

•	timing of product releases or enhancements;

•	timing of contracts;

•	timing of completion of specified milestones and delays in implementation;

•	changes in the proportion of service and license revenues;

•	price and product competition;

•	market acceptance of our new products, applications and services;

•	increases in selling and marketing expenses, as well as other operating expenses;

•	currency fluctuations; and

•	consolidation of our customers.

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

The market prices of our ordinary share and ADSs may be adversely affected if the market prices of our publicly traded investees decrease.

A significant portion of our assets is comprised of equity securities of directly held publicly traded companies. Our publicly traded investees are currently Matrix, Sapiens and Magic Software. The share prices of these publicly traded companies have been extremely volatile, and have been subject to fluctuations due to market conditions and other factors which are often unrelated to operating results and which are beyond our control. Fluctuations in the market price and valuations of our holdings in these companies may affect the market’s valuation of the price of our ordinary shares and ADSs and may also thereby impact our results of operations. If the value of our assets decreases significantly as a result of a decrease in the value of our interest in our publicly traded investees, our business, operating results and financial condition may be materially and adversely affected and the market price of our ordinary shares and ADSs may also fall as a result.

Our securities are traded on more than one market and this may result in price variations.

Formula's ordinary shares are traded on the TASE and our ADSs are traded on the NASDAQ Global Select Market. Trading in our ordinary shares and ADSs on these markets takes place in different currencies (dollars on the NASDAQ Global Select Market and NIS on the TASE), and at different times (resulting from different time zones, different weekly trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares and ADSs on these two markets may differ due to these and other factors (see the risk factor titled “The market price of our ordinary shares and American Depositary Shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all” above for an example thereof). On the other hand, any decrease in the trading price of our ordinary shares or ADSs, as applicable, on one of these markets could likely affect— and cause a decrease in— the trading price on the other market.

Our largest shareholder, Asseco Poland S.A., can significantly influence the outcome of matters that require shareholder approval.

Asseco Poland S.A., or Asseco, owns approximately 46.3% of our outstanding ordinary shares (which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares). Therefore, Asseco can significantly influence the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This voting power may have the effect of delaying or preventing a change in control which may otherwise be favorable to our minority shareholders. In addition, potential conflicts of interest may arise in the event that we or any of our investees enters into any agreements or transactions with affiliates of Asseco. Although Israeli law imposes certain procedures (including shareholder approval) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

If we are unable to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned and our share price may suffer.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and on our executives and directors. To comply with this statute, we are required to document and test our internal control over financial reporting, our management is required to assess and issue a report concerning our internal control over financial reporting and our independent registered public accounting firm must issue an attestation report on our internal control procedures. Our efforts to comply with these requirements have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could adversely affect our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

We are incorporated under the laws of, and our headquarters and principal research and development facilities are located in, the State of Israel, and approximately 59% and 60% of our consolidated revenues in 2015 and 2016, respectively were generated from the Israeli market. As a result, we are directly influenced by the political, economic and military conditions affecting Israel. In addition, several countries still restrict business with Israel and with companies doing business in Israel. These political, economic and military conditions in Israel, and business restrictions, could have a material adverse effect on our business, financial condition, results of operations and future growth.

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

The tax benefits that will be available to certain of our Israeli subsidiaries and our Israeli affiliate will require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Some of our Israeli investees have been granted “Approved Enterprise” and “Benefited Enterprise” status, which provide certain benefits, including tax exemptions and reduced tax rates under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. Income not eligible for Approved Enterprise and Benefited Enterprise benefits is taxed at the regular corporate tax rate (26.5% for 2015, 25% in 2016, and is currently set at 24% for 2017 and 23% for 2018 and thereafter).

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

The entitlement to the above benefits is conditional upon the continuous fulfillment of the conditions stipulated by the Investment Law and applicable regulations. Should the Israeli investees fail to meet such requirements in the future, income attributable to the Approved Enterprise and Benefited Enterprise programs would be subject to the statutory Israeli corporate tax rate and they will be required to refund a portion of the tax benefits already received, including interest and CPI linkage or other monetary penalty, with respect to such programs. As of December 31, 2016, we believe that certain of our Israeli investees are in compliance with all of the conditions required by the Investment Law.

Fluctuations in foreign currency values may affect our business and results of operations.

Due to our extensive operations and sales in Israel, most of our revenues and expenses from our IT services are denominated in NIS. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars in accordance with IFRS. Therefore, we are exposed to the risk that a devaluation of the NIS relative to the dollar will reduce our revenue growth rate in dollar terms. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently denominated in other currencies, particularly the Euro, Japanese Yen and British Pound, while a substantial portion of our expenses relating to the proprietary software products and related services, principally salaries and related personnel expenses, is denominated in NIS. As a result, the depreciation of the Euro, Japanese Yen and British Pound relative to the U.S. dollar reduces our dollar recorded revenues from sales of our proprietary software products and related services that are denominated in those currencies and thereby harms our results of operations. In addition, the appreciation of the NIS relative to the dollar increases the dollar recorded value of expenses that we incur in NIS in respect of such proprietary software products sales, and, therefore, could adversely affect our results of operations and harm our competitive position in the markets. The depreciation (appreciation) of the dollar in relation to the NIS (based on the change in the exchange rate reported by the Bank of Israel from the start to the conclusion of each year) amounted to (0.3)% and 1.5% for the years ended December 31, 2015 and 2016, respectively. Deflation in Israel further increases the dollar cost of our NIS-based operating expenses and adversely impact the profits that we realize from our proprietary software products sales. The Israeli rate of deflation amounted to 1% and 0.2% for the years ended December 31, 2015 and 2016, respectively. We have engaged and may continue in the future to engage in certain hedging transactions, to decrease the risk of financial exposure from fluctuations in the exchange rate of the non-dollar currency forecasted cash flows. However, we cannot assure you that these measures will adequately protect us from the material adverse effects described above. For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects—Overview—Our Functional and Reporting Currency.”

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

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

The Israeli Companies Law, 1999 regulates that mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or complicating a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

Curacao law makes it more difficult for Sapiens to enter into a change of control transaction in which its is acquired and Formula would be paid a premium on the shares that it holds in Sapiens.

Sapiens’ status as a Curacao company makes it more challenging (compared to Israel and various US states) to consummate a change of control transaction in which Sapiens is acquired and its shareholders benefit economically via the payment of a premium on their shares relative to the then-current market price. Under Curacao law, there is no legal basis for a reverse triangular merger, a commonly-utilized transaction structure for the acquisition of publicly traded companies such as Sapiens, in which shareholders receive cash. Curacao law allows for the acquisition of a publicly traded company such as Sapiens for cash through a tender offer, provided that the offeror acquires at least 95% of the company's issued and outstanding share capital (which 95% threshold may be reduced under certain circumstances to 90% or 80% in case of a pre-wired asset sale), following which the offeror can purchase the remaining shares subject to court approval and possibly the exercise of certain dissenters' rights. Since Curacao law does not permit a cash merger and due to the challenges in obtaining such level of acceptance of the tender offer, a potential buyer might need to use different structures to acquire Sapiens, e.g. migrating the company to another jurisdiction that allows for a cash merger as a means to acquire publicly traded companies; however, such process may be very time-consuming and could therefore prevent such a transaction from occurring. An additional option under Curacao law is a sale of assets, which is likely to be generally less efficient to Sapiens’ shareholders from a tax perspective. Each of the foregoing limitations or disadvantages of effecting an acquisition of Sapiens or its assets in which shareholders realize a premium could furthermore adversely impact the market price of Sapiens shares and therefore our shares in an ongoing manner.

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

Sapiens was formed under the laws of Curaçao and the rights of shareholders under Curaçao law differ from those under U.S. law and Israeli law, therefore, you may have fewer protections as a shareholder.

Sapiens’ corporate affairs are governed by its articles of association, the Civil Code of Curaçao and the civil law of Curaçao. The rights of shareholders to take legal action against Sapiens’ directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Curaçao law are to a large extent governed by the Civil Code of Curaçao, the civil law of Curaçao and applicable case law. The rights of shareholders and the fiduciary responsibilities of Sapiens’ directors under Curaçao law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S. and in Israel In particular, Curaçao has a less developed body of securities laws as compared to the U.S., and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. In addition, Curaçao law does not generally distinguish between public and private companies, and some of the protections and safeguards (such as statutory pre-emption rights, except to the extent that they are expressly provided for in the Articles) that investors may expect to find in relation to a public company are not provided for under Curaçao law. As a result of all of the above, holders of Sapiens common shares, such as Formula, may have more difficulty in protecting their interests in the face of actions taken by Sapiens’ management, directors or major shareholders than they would as shareholders of a U.S. or Israeli company.

As a foreign private issuer whose ADSs are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose ADSs are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Listing Rules of the NASDAQ Stock Market. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC or on its website, each such requirement that it does not follow and describe the home country practice followed by the issuer in lieu of any such requirement. In keeping with these leniencies, we have elected to follow home country practice with regard to, among other things, composition of our board of directors, director nomination procedure, compensation of officers, quorum at shareholders’ meetings and timing of our annual shareholders’ meetings. We have furthermore elected to follow our home country law, in lieu of those rules of the NASDAQ Stock Market that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders and ADS holders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

We believe that we were not a PFIC in 2016 but may be classified as such in 2017. Since a PFIC status is only determined as of the end of the taxable year and is dependent on a number of factors, therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2017 or in a future taxable year. Rules similar to those applicable to gains derived from the disposition of our ordinary shares or ADSs also apply to certain “excess distributions.” A decline in the value of our ordinary shares or ADSs could result in our company being classified as a PFIC. U.S .investors should consult with their own tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares or ADSs. For a discussion of how we might be characterized as a PFIC and related tax consequences, see “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations.”

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

Since our inception, we have acquired effective controlling interests, and have invested, in companies which are engaged in the IT solutions and services business. We, together with our investees, are known as the Formula Group.

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

We have adopted a strategy of seeking to create positive economic impact and long-term value for our investors and the companies we invest in. We believe that this strategy provides us with capital to support the growth of our interest in our remaining subsidiaries, as well as provide us the opportunity to pursue new acquisitions of, and investments in, other businesses, particularly businesses offering products, technologies and services that are complementary to ours and are suitable for integration into our business therefore increasing value for our shareholders (and ADS holders). We expect to continue to develop and enhance the products, services and solutions of our investees, and to continue to pursue additional acquisitions of, or investments in, companies that provide IT services and proprietary software solutions.

Capital Expenditures and Divestitures

Our principal investment and divestiture activities and related financing activities since the start of our 2014 fiscal year are described below. For additional information relating to our investment, divestiture and financing activities during 2015 and 2016, see “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources.”

Changes in our percentage ownership of Sapiens. As of January 1, 2014, our percentage interest in Sapiens was 48.6%. We purchased additional shares in 2014 which resulted in our percentage interest increasing to 50.2% as of December 31, 2014. As of December 31, 2015, due to exercises of options by employees of Sapiens, Formula’s direct interest in Sapiens outstanding common shares again was diluted to 49.13%. Formula’s interest in Sapiens common shares is currently 48.85%. Pursuant to our acquisitions of Sapiens common shares, we have invested an aggregate of $11.9 million and $0.4 million in 2014 and 2015, respectively and there were no such purchases in 2016. The sources of such funds have been our working capital and loans from financial institutions.

Changes in our percentage ownership of Magic Software. As of January 1, 2014, we held 51.6% of Magic Software’s outstanding share capital. In March 2014, Magic Software issued 6,900,000 of its ordinary shares in a follow-on public offering, of which we purchased 700,000 ordinary shares. As a result, our beneficial ownership percentage in Magic Software decreased to 45.0%. We purchased additional shares in 2015 and 2016, which resulted in our current percentage interest increasing to 47.3%. Pursuant to our acquisitions of Magic Software’s ordinary shares, we have invested an aggregate of $6.6 million, $3.7 million and $2.7 million in 2014, 2015 and 2016, respectively. The sources of such funds have been our working capital, loans from financial institutions and our publicly traded Series A and Series B debentures.

Changes in our percentage ownership of Matrix. During 2014, 2015 and 2016, we have increased our investment in Matrix, acquiring additional ordinary shares of Matrix in private transactions that have raised our beneficial ownership to 50.2%, 50.04% and 50.01% of Matrix outstanding share capital as of December 31, 2014, 2015 and 2016, respectively. Pursuant to our acquisitions of Matrix ordinary shares, we have invested an aggregate of $1.3 million and $0.2 million in 2014 and 2016 respectively and there were no such purchases in 2015. The source of such funds has been our working capital loans from financial institutions and our publicly traded Series A and Series B debentures.

Acquisition of TSG. In May 2016, Formula and IAI each acquired 50% of TSG each, a subsidiary and the military arm of Ness Technologies, which is engaged in the fields of command and control systems, intelligence, homeland security and cybersecurity. Each of Formula and IAI paid a purchase price of $25.8 million (subject to certain adjustments).

Acquisition of Michpal. In January 2017, Formula acquired all of the share capital of Michpal, an Israeli-based company that develops, sells and support a proprietary on-premise payroll software solution for processing traditional payroll stubs to Israeli enterprise and payroll service providers. Formula paid a purchase price of $22.1 million. For further information, please see Note 20(i) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Roshtov. In July 2016, Magic Software acquired a 60% equity interest in Roshtov Software Industries Ltd, the developer of the Clicks development platform, which is used in the design and management of patient-file oriented software solutions for managed care and large-scale healthcare providers. The aggregate purchase price for the 60% interest was approximately $ 21 million in cash and Magic Software and the seller hold mutual call and put options, respectively, for the remaining 40% interest in Roshtov. For further information, please see Note 4(iii)(d) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of StoneRiver. In the first quarter of 2017, Sapiens acquired StoneRiver, a provider of a wide range of technology solutions and services to insurance carriers, agents, and broker-dealers, whose product groups encompass front-office, policy, claim, rating, underwriting, billing, and reinsurance solutions for all major business lines. The acquisition will enable Sapiens to expand the range of solutions and services that Sapiens offers in North America. Sapiens paid approximately $100 million in cash, subject to certain adjustments based on working capital, transaction expenses, unpaid debt and certain litigation matters. For further information, please see Note 20(ii) to our consolidated financial statements included in Item 18 of this annual report

Acquisition of Programa. In March 2016, Matrix acquired 60% of the share capital of Programa Logistics System Ltd., an Israeli provider of advisory services and design and development of solutions in supply chain, production and logistics. Matrix paid NIS 7.3 million (approximately $ 1.9 million). In addition, the sellers may be eligible for future consideration, valued at $ NIS 1.1 million (approximately $ 0.3 million) as of December 31, 2016, subject to obtaining accumulated operating income targets over a three year period. Matrix and the seller hold mutual call and put options, respectively, for the remaining 40% interest in Programa. For further information, please see Note 4(iv)(e) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Network Infrastructure Technologies. In October 2016, Matrix acquired 60% of the share capital of Network Infrastructure Technologies Inc., a provider of IT help desk services for the healthcare industry. Matrix paid $6.7 million. Matrix has an option to buy and the seller has an option to sell the remainder of the shares to Matrix. In addition, the seller is eligible for future consideration, valued at $ 0.7 million, subject to obtaining accumulated operating income targets over a three year period. For further information, please see Note 4(iv)(f) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Second to None Solutions. In November 2016, Matrix acquired 55% of the share capital of Second to None Solutions Inc., a certified distributer of IBM products to U.S federal and enterprise customers. Matrix paid $0.3 million. Matrix has an option to buy the remainder of the shares and the seller has an option to sell the remainder of the shares to Matrix. In addition, the seller is eligible for future consideration, valued at $ 0.5 million as of December 31, 2016, subject to obtaining accumulated operating income targets over a three year period. For further information, please see Note 4(iv)(g) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Aviv. In December 2016, Matrix acquired 85% of the share capital of Aviv Management Engineering Systems Ltd., a company engaged in management and project consulting, focusing in four areas of expertise: environmental planning, project management, urban and physical planning and management consulting. Matrix paid NIS 19.7 million (approximately $ 5.1 million). Matrix has an option to buy the remainder of the shares and the seller has an option to sell the remainder of the shares to Matrix. In addition, the seller is eligible for future consideration, valued at NIS 1.6 million (approximately $ 0.4 million) , subject to obtaining accumulated operating income targets over a three year period. For further information, please see Note 4(iv)(h) to our consolidated financial statements included in Item 18 of this annual report.

Acqusition of MaxPro. In the third quarter of 2016, Sapiens acquired Maximum Processing Inc., or MaxPro. MaxPro is the provider of the Stingray System, a P&C insurance administration suite targeted towards the tier 4-5 U.S. market, as well as managing general agents, or MGAs, third-party administrators, or TPAs, and insurance brokers. Sapiens paid $4.3 million in cash for this acquisition (including $1.5 million that Sapiens placed in escrow at the closing). The seller also has the right to receive performance based payments of up to $3.1 million relating to achievements of revenue and profitability goals over three years (2016, 2017, 2018), which are also subject to continued employment. For further information, please see Note 4(ii)(d) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of 4Sight. In the third quarter of 2016, Sapiens acquired 4Sight Business Intelligence Inc., or 4Sight, a provider of business intelligence reports. 4Sight offers insurance-specific business intelligence, or BI, solutions, including 4SightBI, a P&C-specific, off-the-shelf business intelligence (BI) product. Sapiens paid $330,000 in cash for this acquisition. In addition, the seller of 4Sight may receive additional performance-based payments of up to $2.6 million relating to achievements of revenue and profitability goals over three years (2016, 2017, 2018), which are also subject to continued employment.

Acquisition of Shavit. In October 2016, Magic Software acquired the entire share interests in Shavit Software (2009) Ltd., an Israeli-based company that specializes in software professional and outsourced management services, for a total consideration of $ 6.8 million, of which $ 4.7 was paid upon closing, $ 1.6 million was allocated to a deferred payment which is due in 2018 and $ 0.5 million is contingent upon the acquired business meeting certain operational targets in 2017, 2018 and 2019. For further information, please see Note 4(iii)(e) to our consolidated financial statements included in Item 18 of this annual report.

During the year ended December 31, 2016, Formula and its subsidiaries and affiliates completed several additional acquisitions for a total cash consideration of approximately $8.9 million. These acquisitions generally enhance our technologies, product and services offerings. Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated results of operations, either individually or in the aggregate. For further information, please see Note 4(iii)(f) and Note 4(iv)(b) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Ibexi by Sapiens. In May 2015, Sapiens acquired IBEXI Solutions Private Limited (“IBEXI”), an India-based provider of insurance solutions and services, which services 18 insurers in both the P&C and L&P markets throughout Southeast Asia. The total purchase price in this acquisition was approximately $4.8 million, which was paid in cash by Sapiens at the closing, and which is subject to adjustment based on certain future criteria. For further information, please see Note 4(ii)(c) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Insseco by Sapiens. In August 2015, Sapiens acquired Insseco, a Poland-based software and services provider for the insurance market, from Asseco, the controlling shareholder of Formula, which helped Sapiens to establish a strong presence in the Polish insurance market. Sapiens paid approximately $9.1 million in cash for Insseco, subject to upwards adjustment based on its achieving future revenue goals. For further information, please see Note 4(ii)(a) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Comblack IT by Magic Software. In April 2015 Magic Software acquired a 70% interest in Comblack IT Ltd., an Israeli-based company that specializes in software professional and outsource management services for mainframes and complex large-scale environments, for a total consideration of $1.8 million, of which $ 1.5 million was paid upon closing and $ 0.3 million was contingent upon the acquired business meeting certain operational targets in 2015. Magic Software and the seller hold mutual call and put options, respectively, for the remaining 30% interest in the company. In March 2016, Magic Software paid the seller the remaining contingent payments for meeting 2015 operational targets. For further information, please see Note 4(iii)(b) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Infingy Solutions by Magic Software. In June 2015, Magic Software acquired a 70% interest in Infinigy Solutions LLC, a US-based services company focused on expanding the development and implementation of technical solutions throughout the telecommunications industry with offices over the US, providing nationwide coverage and support for wireless engineering, deployment services, surveying, environmental service and project management, for a total consideration of $6.5 million, of which $ 5.6 was paid upon closing and $ 0.9 million is contingent upon the acquired business meeting certain operational targets in 2016 and 2017. In July 2016, Magic Software paid the seller $ 0.5 million with respect to the acquired business meeting certain of its 2016 operational targets. Magic Software and the seller hold mutual call and put options, respectively, for the remaining 30% interest in the company. For further information, please see Note 4(iii)(c) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Hydus Solutions by Matrix. In April 2015, Xtivia Inc. (a wholly owned subsidiary of Matrix) completed the acquisition of all of the outstanding shares of Hydus Inc. in total consideration of $ 2.5 million. Hydus Inc. is a U.S based consulting firm specializing in software services in the field of Enterprise Information Management, or EIM. In addition, the sellers may be eligible for future consideration, valued at $ 1.7 million as of December 31, 2016, subject to obtaining accumulated operating income targets during three years (not exceeding Hydus operating income). For further information, please see Note 4(iv)(c) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Onno Apps by Matrix. In May 2015, Matrix completed the acquisition of all of the outstanding shares of Onno Apps Ltd., an Israeli based service provider specializing in mobile applications development services, for total consideration of NIS 4.6 million (approximately $ 1.2 million). In addition, the sellers may be eligible for future consideration, valued at $ 0.3 million, subject to obtaining accumulated operating income targets during three years commencing on January 1, 2016, not exceeding NIS 5.0 million (approximately $ 1.3 million). For further information, please see Note 4(iv)(d) to our consolidated financial statements included in Item 18 of this annual report.

During the year ended December 31, 2015, Formula and its subsidiaries and affiliates completed additional acquisitions for a total cash consideration of approximately 1.9 million and increased their share interest in two existing subsidiaries and one affiliate for total consideration of $ 2.3 million. These acquisitions generally enhance our technologies, product and services offerings. Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated results of operations, either individually or in the aggregate. For further information, please see Note 4(iii)(f) and Note 4(iv)(b) to our consolidated financial statements included in Item 18 of this annual report.

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

B.	Business Overview

General

We are a global software solutions and IT professional services holdings company that is principally engaged through our directly held investees in providing proprietary and non-proprietary software solutions and IT professional services, software product marketing and support, computer infrastructure and integration solutions and learning and integration. We deliver our solutions in over 50 countries worldwide to customers with complex IT services needs, including a number of “Fortune 1000” companies.

Except for providing our investees with our management, technical expertise and marketing experience to help them create a consecutive positive economic impact and long-term value, and direct their overall strategy through our active involvement, we do not conduct independent operations at our parent company level. Following our transition to IFRS during 2016, we consolidate the results of all of the entities in which Formula holds an equity interest, other than our equity investee TSG

We operate through our subsidiaries: Matrix, Sapiens, Magic Software, InSync and, as of January 2017, Michpal and through our equity investee TSG (since May 2016). The following is a description of the areas of our business activity:

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

The Formula Group

Formula is the parent company of investees, which, as noted above, we refer to collectively (together with Formula) as the Formula Group. As of December 31, 2016, we held 90% of the shares of InSync, a 50.0% controlling interest in Matrix, a 48.9% interest in Sapiens, a 47.3% interest in Magic Software and a 50% interest in TSG through our equity holdings. In addition, as of January 3, 2017, we hold the entire share capital of Michpal. We have effective control of each of the companies in the Formula Group other than TSG for purposes of consolidation under IFRS. We provide all our investees with our management, technical expertise and marketing experience to help them create a positive economic impact and long-term value.

We direct the overall strategy of our investees. While our investees each have independent management, we monitor their growth through our active involvement in the following matters:

•	strategic planning;

•	marketing policies;

•	senior management recruitment;

•	investment and budget policy; and

•	financing policies.

We promote the synergy and cooperation among our investees by encouraging the following:

•	transfer of technology and expertise;

•	leveling of human resources demand;

•	combining skills for specific projects;

•	formation of critical mass for large projects; and

•	marketing and selling the Formula Group’s products and services to its collective customer base.

We, through investees, offer a wide range of integrated software solutions and IT professional services, such as implementation and integration projects of computing and software, outsourcing, software project management, software development, IT managed services, software testing and QA, , depending on specific needs of the customer and depending on the subject expertise necessary professional all case by case basis, and design, develop and market proprietary software solutions for sale in selected niche markets, both in Israel and worldwide.

Our Subsidiaries

Matrix

Matrix IT Ltd. is Israel’s leading IT services company as demonstrated in recent research reports of the Israeli IT market, published by the research companies IDC and STKI. Matrix employs approximately 8,250 software, hardware, integration and training personnel, which provide advanced IT services to hundreds of customers in the Israeli market. Matrix executes some of the largest IT projects in Israel. It develops and implements leading technologies, software solutions and products. Matrix provides infrastructure and consulting services, outsourcing, offshore, near-shore, training and assimilation services. Matrix represents and markets leading software vendors. Among its customers are most of the leading Israeli organizations and companies in the industry, retail, banking and finances, education and academe, Hi-tech and ISVs, telecom, defense, health and the government/public sectors. Matrix is traded on the Tel Aviv Stock Exchange.

The solutions, services and products supplied by Matrix are designed to improve Matrix’s customers’ competitive capabilities, by providing a response to their unique IT needs in all levels of their operations.

Areas of Operation

Matrix operates through its directly and indirectly held subsidiaries in the following principal areas:

-	Software solutions and services in Israel.
-	Software solutions and services in the United States.
-	Computer infrastructure and integration solutions.
-	Software product marketing and support.
-	Learning and integration.

Software solutions and services in Israel: Matrix’s primary activities in this area include development of software systems and services, including integration projects of systems and software, outsourcing, management of software projects, software development, testing of developed technology, quality assurance and software services. The scope of work invested in each element varies from one customer to the other. In 2016, under this line of business, Matrix recorded revenues of approximately $ 403 million, compared to $ 363 million in 2015, an increase of about 11.1%. Operating income was approximately $ 20.2 million in 2016, compared to $ 18.8 million in 2015, an increase of about 7.6%.

Software solutions and services in the United States: Matrix provides solutions and expert services mainly in the area of governance risk and compliance (“GRC”), including activities in the following areas: risk management, fraud management, anti-money laundering, and regulatory compliance security in these areas all through its subsidiary Matrix-IFS. Matrix also provides solutions and technological services in the areas of portals, BI (Business Intelligence), DBA (Database Administration), CRM (Customer Relations Management) and EIM (Enterprise Information Management). This sector also include IT help desk services for healthcare and software distribution services. In 2016, under this line of business, Matrix recorded revenues of approximately $ 74.6 million, compared to $69.5 million in 2015, an increase of about 7.4%. Operating income in 2016 was approximately $ 11.8 million, compared to $ 11.2 million in 2015, an increase of about 5.5%. Activity in the U.S accounts for about 11% of revenues of the company and for about 26% of the operating income, because of higher operating gross margin in the U.S.

Computer infrastructure and integration solutions: Matrix activities in this area consist of: (i) providing computer and telecommunication infrastructure solutions; (ii) selling and marketing computer equipment, licenses and peripherals to enterprises together with services; and (iii) selling and marketing cloud based solutions (under the “CloudZone” division) and services relating to databases and “big data” (under the “DataZone” division). Amongst Matrix infrastructure and integration solutions included are solutions of IBM, Oracle Red Hat, Boomi and others. In 2016, under this line of business, Matrix recorded revenues of approximately $ 109.0 million, compared to $83.7 million in 2015, an increase of about 30.1%. Operating income in 2016 was approximately $ 4.7 million, compared to $ 3.5 million in 2015, an increase of about 34.3%

Software product marketing and support: Matrix activities in this area include marketing and support for various software products (mainly originated outside of Israel) and providing professional support for these products to customers, including marketing and upgrade maintenance of software products. In 2016, under this line of business, Matrix recorded revenues of approximately $ 35.3 million, compared to $ 34.9 million in 2015, an increase of about 1.2%. Operating income in 2016 was approximately $ 5.1 million, the same as in 2015.

Learning and integration: Matrix’s activities in this area consist of operating a network of training centers which provide advances courses for high-tech professionals, courses for developers and professional training, and soft skills and management training, and providing training and instructions with respect to computer systems. In 2016, under this line of business, Matrix recorded revenues of approximately $ 41.1 million, compared to $ 35.9 million in 2015, an increase of about 14.3%. Operating income in 2016 was approximately $ 3.7 million, compared to $ 2.7 million in 2015, an increase of about 38.1%.

Matrix provides solutions, services and products primarily to the following market sectors (or verticals): banking and finance, high-tech and startups, industry and retail, government and the public sector, defense, healthcare, and education and academia.

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

In addition to the five sector-based areas of operations, Matrix operates three horizontal divisions providing specialist services for all of the different sectors of operations as follows:

•	Expertise centers – Matrix operates about 20 “expertise centers” (“Centers of Excellence”), in areas such as: Cloud Computing, Internet of Things (IOT), Digital, User Experience, Mobility (Mobile Technology), Analytical BI and Big Data, DevOps, Service Oriented Architecture (SOA), Customer Relations Management (CRM), Enterprise Resource Planning (ERP), eXtended Relationship Management (XRM), Open Source and Security & Cyber. These expertise centers are based on business vertical concept, which is targeted to yield significant added value to the company’s customers, including: group of professionals that are focused and have expertise in the related technologies, hands-on experience and expertise in the related technologies, methodologies, and best practices; and strategic management consulting center that provides customers with diverse consultation services on topics such as organization, strategy, complex project management in areas such as environmental planning, transportation and chain of supply, business development and technological development.

•	Matrix Global - Quality assurance and related professional services under an offshore/”nearshore” model.

In the context of its offshore/”nearshore” activities, Matrix conducts IT-related activities, including content development, quality assurance, maintenance, customer call center services indexing and related activities that are performed in a specific region or country where such activities can be conducted most inexpensively. Matrix offers its enterprise customers these types of solutions, whether via its “nearshore” Talpiot project, via its offshore solutions that are based on its development centers in Bulgaria and Macedonia or via back-office and call center services through Babcom Centers Ltd. (a company located in the Galilee, housing thousands of educated and skillful men and women interested in developing a career near their homes). Periods of economic cautiousness (such as the present time) provide an added incentive for these types of inexpensive economic solutions. This trend is likely to expand Matrix’s operations in these areas in the context of its “Matrix Global” activities.

Matrix’s customers include large and medium size enterprises in Israel, including commercial banks, loan and mortgage banks, telecommunications services providers, cellular operators, credit card companies, leasing companies, insurance companies, security agencies, hi-tech companies and startups, the Israeli Defense Forces and government ministries and public agencies and media and publishing entities. Approximately 60% of Matrix customers in the software solutions and services business segment in Israel are in business relations with it for more than ten years and 25% of them are between five to ten years.

Sapiens

Sapiens International Corporation N.V. is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens’ extensive expertise in the insurance industry is reflected in its innovative software suites, solutions and services for providers of Property & Casualty/General Insurance, or P&C, and Life, Annuities & Pensions, or L&P, insurance. Sapiens’ offerings enable its customers to effectively manage their core business functions, including policy administration, claims management and billing. Sapiens also supplies core record-keeping software solutions for providers of retirement services and a complete offering for reinsurance providers. Additionally, Sapiens offers a decision management platform that enables its customers to quickly deploy business logic and comply with policies and regulations across their organizations and its digital suite facilitates an end-to-end, holistic and seamless digital experience for agents, customers and assorted insurance personnel. Sapiens’ solutions, which possess modern, modular architecture and are digital-ready, empower customers to respond to evolving market needs and regulatory changes, while improving the efficiency of their core operations. These enhancements increase revenues and reduce costs.

Sapiens operates in the traditional core insurance and financial services markets. Its history of working closely with insurance and financial services providers results in a deep understanding of these markets and their needs. Its target market includes both insurance carriers using legacy systems and those using new technologies and financial services providers. We believe that Sapiens current total addressable market for core insurance software solutions is approximately $30 billion, which we expect to grow as a result of insurance carriers’ and financial institutions’ need to spend on modern software solutions from external providers to address the operational challenges presented by the inefficiency of their legacy core systems. Legacy systems possess technical and functional limitations that adversely impact carriers’ ability to swiftly launch new, innovative products that satisfy their customers’ changing needs and preferences. By slowing down carriers’ business and geographic expansion, legacy systems create operational inefficiencies that are translated into increased business risk and financial costs.

Sapiens customers are operating in a dynamic and changing regulatory environment. Often their legacy systems simply do not support new regulatory requirements and put carriers at risk of non-compliance. We believe these challenges will accelerate the shift from spending on legacy systems to new vendor software solutions, and the shift from reliance on in-house development to external vendors.

Sapiens offering is comprised primarily of (1) software solutions for the insurance industry with a growing presence in the financial services sector and (2) global services including project delivery and implementation of its solutions.

Sapiens offers its insurance customers a range of packaged software solutions that are:

•	Comprehensive and function-rich, supporting generic insurance standards, regulations and processes by providing field-proven functionality and best practices.
•	Customizable to easily match Sapiens’ customers’ specific business requirements. Sapiens’ flexible architecture and configurable structure allows quick functionality augmentation that permits its platform to be used across different markets, unique business requirements and regulatory regimes, utilizing its knowledge and extensive insurance best practices.
•	Service-oriented architecture (“SOA”)-based to provide easy integration to any external application under any technology, allowing streamlined connectivity to all satellite applications and enhancing the digital experience and omni-channel distribution (while maintaining total platform independence and system reliability).
•	Digital, revealing their history and anticipating their future needs, while facilitating easy communication across preferred interaction channels and devices.
•	Component-based and scalable, allowing customers to deploy the solutions in a phased and modular approach, reducing risk and destruction to the business, while supporting the growth plans and cost efficiency of the organization.

Sapiens’ packaged software solutions enable:

•	Rapid deployment of new insurance products, via configurable software, which creates a competitive advantage in all of the insurance markets served by Sapiens.
•	Improvement of operational efficiency and reduction of risk, by providing full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices and simple integration and maintenance.
•	Reduction of overhead for IT maintenance through easy-to-integrate solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.
•	Enhanced omni-channel distribution and focus on the customers, through event-driven architecture, proactive client management approach, rapid access to all levels of data and a holistic view of clients and distributors.
•	Various deployment models – from an on-premise deployment approach to cloud and hosted solutions.
•	Support of digitalization – digitalization holds massive potential for insurers and financial services institutions, if they manage to efficiently digitalize their operations, support omni-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices.

Many large organizations, particularly in the financial services market, must comply with complex regulations. They operate in highly competitive markets that require quick responses. Business logic drives most of the financial services transactions and is the backbone of an organization’s policies and strategies, and its ability to successfully operate. To operate efficiently, business owners must assume ownership of the business logic and possess the ability to define and modify it; standardize it; and reuse it across the organization. Today, business logic is defined by business owners and compliance officers, but IT departments translate the requirements into code. This process raises several key challenges: the result does not always accurately reflect the business requirements; the new requirements might conflict with, or override, previous requirements; and the entire process is not fully audited. These gaps often create an inefficient and risk-exposed organization. Sapiens DECISION, allows business professionals to design, simulate, implement, change and analyze the business logic that drives financial operations and compliance in a business-friendly format and environment. Sapiens’ platform facilitates the swift deployment of new or changed business logic that originates from regulatory updates or market changes, reduces costs and improves efficiency by shortening the software development lifecycle. This platform empowers the organization’s business users as they manage their business strategy, rules and logic by using business terms rather than programming language

Sapiens Solution Offerings

Sapiens solutions are based on advanced, modern architectures that are specifically designed to satisfy its customers’ needs. These solutions are integrated, modular and component-based, and include scalable product suites supporting various lines of business. By using Sapiens’ solutions, carriers can support new sales channels, including mobile and social, reduce time to market for new product launches, and lower total cost of ownership. Additionally, Sapiens significantly invest in research and development to ensure that its software solutions employ new technology, are compatible with the needs of its clients and are easy to use. As a result, its products maintain a leadership position, as recognized by top industry analysts, such as Celent and Ovum, for their levels of both technology and functionality

Sapiens Life, Pension and Annuity Solutions

Sapiens ALIS for Life, Pension and Annuities: Sapiens ALIS is a comprehensive software solution for individual, group and worksite insurance products. It provides comprehensive support for the complete policy lifecycle of all life insurance products from quotation and illustrations, through underwriting, insurance billing and servicing up to the claims management and exit processing.

Sapiens ALIS is a modular system and its functional components include all the components necessary for insurers to manage their business. Sapiens ALIS allows insurance carriers to manage their entire core business on a single platform and to integrate Sapiens ALIS with other systems for the completion of a specific activity or domain. In addition, Sapiens ALIS provides a set of digital capabilities to its customers, including an advanced analytics solution, a consumer and agent portal, personalized video capabilities and a customer engagement platform These capabilities increase customer touch-points and generate actionable insights. Sapiens has partnered with Microsoft Azure to offer its Sapiens ALIS policy administration system and accompanying services over private and public clouds.

Sapiens Retirement Services: By leveraging assets it has built from its Sapiens ALIS offering, Sapiens has also developed Sapiens Retirement: a modern, end-to-end packaged software solution that manages record-keeping for defined contribution record-keeping providers. Sapiens Retirement Services Platform is a next-generation, defined contribution platform that enables record-keepers to secure and retain profitable plans by offering the efficiency, flexibility and end-to-end governance required for success in today’s market. Designed by leading industry experts, Sapiens Retirement Services supports a wide range of plan types – 401(k), 403(b) and 457 – from micro to mega plans, and the associated plan variations, including ERISA, Non-ERISA, Safe Harbor, Taft Hartley and others.

Sapiens Closed Books: Sapiens Closed Books is a solution for life and pension insurance companies that enables them to efficiently and more effectively administer policies and claims relating to closed books of business (products that are no longer open to new business, but must still be administered). An industry leading and proven system, Sapiens Closed Books was designed to deliver solutions to legacy portfolio challenges, while significantly cutting the costs that are commonly associated with legacy platforms. Sapiens Closed Books provides a full, end-to-end legacy portfolio-focused system that is capable of dealing with missing data, old legislation and a wide range of product types. The Sapiens Closed Books model ensures that benefits are realized in a controlled and low risk manner, via best practices and proven industry experience.

Sapiens INSIGHT: Sapiens INSIGHT is offered uniquely in the Israeli market, enabling life and pension carriers in Israel to handle a wide range of activities and regulations that are unique to the Israeli market.

Sapiens Property and Casualty/General Insurance Solutions

Sapiens IDIT: Sapiens IDIT is a component-based software solution, addressing the specific needs of general insurance carriers for traditional insurance, direct insurance, bancassurance and brokers markets, primarily in EMEA and Asia-Pacific.

Sapiens IDIT integrates multiple front office and back office processes, including insurance product design, the quote and buy process, policy administration, underwriting, call center and remote users and partners, backed by fully secured internet-based capabilities. By providing a full set of components, Sapiens IDIT supports insurance carriers’ core operations lifecycle – from inception, to renewal and claims. The solution includes modular software components that can be customized to match specific insurance business requirements, while providing pre-configured functionality. On top of the functional modules, Sapiens IDIT provides a set of digital solutions and services to its customers, including an advanced analytics solution, a consumer and agent portal, personalized video capabilities and cloud offerings and services. These capabilities accelerate and automate responses, and reduce costs.

Sapiens Stingray. Sapiens Stingray is a modular browser-based, property and casualty policy administration solution for Policy (quoting, rating and issuance), Billing, Claims and Reinsurance administration. Sapiens Stingray includes complete customer and agent portals as well as an imaging system. Additionally, Stingray has statistical bureau reporting, DMV, Credit Card, General Ledger, Comparative Raters, CLUE, Business Intelligence, reporting and many other third party insurance related interfaces.

Sapiens Reinsurance. Sapiens Reinsurance is a comprehensive business and accounting solution designed to support the entire range of reinsurance contracts and activities, both ceded and assumed, for all lines of business. This software product provides both insurers and reinsurers superior handling of all reinsurance activities and in-depth accounting functionality on a single platform. By incorporating fully automated functions adapted conveniently for its customers’ business procedures, Sapiens Reinsurance provides flexible and full financial control of its customers’ reinsurance processes, including full support for all auditing requirements and statutory compliance.

Sapiens Insight. Insight for P&C is a software solution used by carriers that works on IBM System z (mainframe) and System i platforms. Insight for P&C has been customized to meet specific business demands at the insurer level and regulatory needs at the state level.

Sapiens Digital Suite

Sapiens INTELLIGENCE. Sapiens INTELLIGENCE is a modular, highly innovative business intelligence solution specifically designed for the insurance market. Based on the advanced technology of SAP’s analytics platform, Sapiens INTELLIGENCE is an important component of the industry-leading Sapiens’ portfolio and is comprised of two integral elements: SmartStore, which is a centralized data hub for all insurance reporting and analytics, and InfoMaster, which is a set of analytical applications, offering a wide range of data visualization and analysis capabilities through reporting, dashboards and data discovery.

Sapiens PORTAL. The Sapiens PORTAL is pre-integrated with Sapiens ALIS and Sapiens IDIT. The Sapiens PORTAL was specifically designed to address insurers’ needs, guided by Sapiens’ three decades of industry experience. Two key segments are addressed by the Sapiens PORTAL. The PORTAL for Consumers is a direct-to-consumer application that enables customers to buy policies, view the status of their policies and accounts, issue claims and conduct many other transactions that save insurers time and reduce costs. The PORTAL for Agents empowers the agent with full lifecycle enablement, including the ability to manage their pipeline, sell policies to their consumers and provide top-level customer service in real time.

Sapiens Business Decision Management Solutions

Sapiens DECISION is a business decision management solution that consistently enforces business logic across all enterprise applications. Organizations use it to track, verify and ensure that every decision is based on the most up-to-date rules and policies. The solution is powered by The Decision Model®, a widely adopted decision management methodology, for which Sapiens owns a number of patents. Organizations are undergoing a paradigm shift in the way they approach change, by replacing conventional policy and process management with a growing discipline called decision management. Decision management bridges the gap between business and IT, by enabling business users to rapidly frame requirements in formal business models that can be easily understood by all stakeholders. This ensures that the business logic is complete, internally consistent and accurate, and does not replicate existing logic.

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

In addition to its market-leading products across P&C and L&P, Sapiens possess consulting and implementation capabilities, which they use to customize their products and design the solution that best meets their customers’ requirements. We believe that Sapiens customers do business with them not only because of their leading products, but also due to their complementary service offerings, which enhance their products and enable clients to maximize the value derived from their solutions. We believe that this approach lowers the risks for their clients, as they transition to a new system, and at the same time provides them with the functionality they desire.

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

Sales and Marketing

Sapiens currently serve more than 200 customers globally, including some of the world’s largest global insurance carriers and financial institutions. Sapiens customer base is diversified across insurance providers, including life, pensions and annuities; property and casualty insurers; and retirement services providers. Sapiens has been able to successfully maintain these customers due to their broad product portfolio geared toward addressing the needs of these industries. In addition, their business decision management platform is applicable across the financial services industry, including a wide range of financial institutions, and offers an opportunity for further diversification in other markets.

Sapiens main sales channel is direct sales, with a small portion of partner sales. Sapiens sales team is dispersed across its regional offices in North America, the United Kingdom, Belgium, France, Israel, Australia, India, Poland and Japan. The direct sales force is geared to large organizations within the insurance and financial services industry.

In 2016, Sapiens continued to significantly invest in Sapiens target regions – North America, UK and Europe – and its sales, presales, domain experts and marketing personnel.

As part of Sapiens sales process, Sapiens typically sells a package that includes license, implementation, customization and integration services, and training services. All of Sapiens clients for whom it has deployed its solutions elect to enter into an ongoing maintenance and support contract with us. Sapiens aims to expand its distribution model to include more channel partners and system integrators, but intends to maintain the direct sales model as its prime distribution channel.

Sapiens works together with standards providers – such as ACORD, MISMO and SPARK – to further enrich Sapiens’ offerings and provide its customers with comprehensive and innovative solutions that address the entire breadth of their business needs.

Geographically, Sapiens derived 34.4%, 21.7%, 16.4%, 13.5% and 14.0% of their revenue from North America, the United Kingdom, the rest of Europe, Israel and the Asia-Pacific region, respectively, in the year ended December 31, 2016, and 33.0%, 22.9%, 17.7%, 15.3% and 11.0%, respectively, in the year ended December 31, 2015.

Magic Software

Magic Software Enterprises Ltd. is a global provider of (i) proprietary application development and business process integration platforms; (ii) selected packaged vertical software solutions, as well as (iii) a vendor of software services and IT outsourcing services. Magic Software’s software technology is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, Magic Software’s technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. With respect to software services and IT outsourcing services, Magic Software offers a complete portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting, planning and implementation services, support services and supplemental outsourcing services. In addition, Magic Software offers a variety of proprietary comprehensive packaged software solutions through certain of its subsidiaries for (i) revenue management and monetization solutions in mobile, wireline, broadband and mobile virtual network operator/enabler, or MVNO/E, (ii) enterprise management system for both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless electronic data exchange, or EDI communications, dangerous goods, special handling, track and trace, security to billing; (iii) enterprise human capital management, or HCM, solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making, (iv) comprehensive systems for managing broadcast channels in the area of TV broadcast management through cloud-based on demand service or on premise solutions and (vi) enterprise-wide and fully integrated medical platform (“Clicks”), specializing in the design and management of patient-file oriented software solutions for managed care and large-scale health care providers. This platform allows providers to securely access an individual’s electronic health record at the point of care, and it organizes and proactively delivers information with potentially real time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

Based on Magic Software’s technological capabilities, its software solutions enable customers to respond to the rapidly-evolving market needs and regulatory changes, while improving the efficiency of their core operations. Magic Software has approximately 1,700 employees and operates through a network of over 3,000 independent software vendors, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use Magic Software’s products and services.

Magic Software’s software technology platforms consist of:

•	Magic xpa, an application platform for developing and deploying business applications,
•	AppBuilder Application Platform, an application platform for building, deploying, and maintaining high-end, mainframe-grade business applications and;
•	Magic xpi, a platform for application integration.

These software solutions enable Magic Software’s customers to improve their business performance and return on investment by supporting the cost-effective and rapid delivery and integration of business applications, systems and databases. Using its products, enterprises and MSPs can achieve fast time-to-market by rapidly building integrated solutions and deploying them in multiple environments while leveraging existing IT resources. In addition, Magic Software’s software solutions are scalable and platform-agnostic, enabling its customers to build software applications by specifying their business logic requirements in a high-level language rather than in computer code, and to benefit from seamless platform upgrades and cross-platform functionality without the need to re-write their applications. Magic Software’s platforms also support the development of mobile applications that can be deployed on a variety of smartphones and tablets, and in a cloud environment. In addition, Magic Software continuously evolves its platforms to include the latest technologies to meet the demands of its customers and the markets in which they operate.

Magic Software’s software solutions enable enterprises to accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications that can be rapidly customized to meet current and future needs. Magic Software’s software solutions and complementary professional services empower customers to dramatically improve their business performance and return on investment by enabling the cost-effective and rapid delivery, integration and mobilization of business applications, systems and databases. Magic Software’s technology and solutions are especially in demand when time-to-market considerations are critical, budgets are tight, and integration is required with multiple platforms or applications, databases or existing systems and business processes, as well as for the RIA and SaaS applications. Magic Software’s technology also provides the option to deploy its software capabilities in the cloud, hosted in a web services cloud computing environment. We believe these capabilities provide organizations with a faster deployment path and lower total cost of ownership.

Development communities are facing high complexity, cost and extended pay-back periods in order to deliver cloud, RIAs, mobile and SaaS applications. Magic xpa, AppBuilder and Magic xpi provide MSPs with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and speed time-to-market. Magic Software’s technology based solutions are comprehensive and industry proven. These technologies can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application renovation and process automation solutions, to enterprise spanning SOA migrations and composite applications initiatives. Unlike most competing platforms, we offer a coherent and unified toolset based on the same proven metadata driven and rules-based declarative technology. Metadata platforms consist of pre-compiled and pre-written technical and administrative functions, which are essentially ready-made business application coding that enables developers to bypass the intensive technical code-writing stage of application development and integration, concentrate on building the correct logic for their apps and move quickly and efficiently to deployment. Through the use of metadata-driven platforms such as Magic xpa, AppBuilder and Magic xpi, software vendors and enterprise customers can experience unprecedented cost savings through fast and easy implementation and reduced project risk.

Magic Software’s software technology solutions include application platforms for developing and deploying specialized and high-end large-scale business applications and an integration platform that allows the integration and interoperability of diverse solutions, applications and systems in a quick and efficient manner. These solutions enable Magic Software’s customers to improve their business performance and return on investment by supporting the affordable and rapid delivery and integration of business applications, systems and databases. Using Magic Software’s software solutions, enterprises and independent software vendors, or ISVs, can accelerate time-to-market by rapidly building integrated solutions, deploying them in multiple environments while leveraging existing IT resources. In addition, Magic Software’s solutions are scalable and platform-agnostic, enabling customers to build solutions by specifying their business logic requirements in a commonly used language rather than in computer code, and to benefit from seamless platform upgrades and cross-platform functionality without the need to re-write applications. Magic Software’s technology also enables future-proof protection and supports current market trends such as the development of mobile applications that can be deployed on a variety of smartphones and tablets, and cloud environments.

In addition, Magic Software also offers a variety of vertical-targeted products that are focused on the needs and requirements of specific growing markets. Certain of these products were developed utilizing our application development platform.

Magic Software’s vertical software solutions include:

•	Clicks, a proprietary comprehensive core software solution for medical record information management systems, used in the design and management of patient-files for managed care and large-scale healthcare providers.
•	Leap™, a proprietary comprehensive core software solution for Business Support Systems, or BSS, including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications, content, and other industries;
•	Hermes Solution, a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling, delivered on a licensed or fully hosted basis ;
•	HR Pulse, a customizable single-tenant SaaS tool that helps organizations to monitor employee performance, progress and potential through a menu of templates that can create new HCM solutions, complement existing processes, and/or integrate with legacy HR systems already in use by organizations, and
•	MBS Solution, a proprietary comprehensive core system for managing TV broadcast channels.

In addition, Magic Software provides a broad range of advanced IT software professional services and IT outsourcing services in the areas of infrastructure design and delivery, end-to-end application development, technology planning and implementation services, as well as supplemental outsourcing and outsourcing services to a wide variety of companies, including Fortune 1000 companies. The technical personnel Magic Software provides generally supplement in-house capabilities of its customers. Magic Software has extensive and proven experience with virtually all types of telecom infrastructure technologies in wireless and wire-line as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services.

Magic Software Platforms

Magic xpa Application Platform, Magic Software’s metadata driven application platform, provides a simple, code-free and cost-effective development and deployment environment that lets organizations and MSPs quickly create user-friendly, enterprise-grade, multi-channel mobile and desktop business apps that employ the latest advanced functionalities and technologies. The Magic xpa Application Platform, formerly named uniPaaS, was first released in 2008 and is an evolution of the original eDeveloper product a graphical, rules-based and event-driven framework that offered a pre-compiled engine for database business tasks and a wide variety of generic runtime services and functions which was released in 2001.

Magic Software has continually enhanced its Magic xpa application platform to respond to major market trends such as the growing demand for cloud based offerings including Rich Internet Applications (RIA), mobile applications and SaaS. Accordingly, Magic Software has added new functionalities and extensions to its application platform, with the objective of enabling the development of RIA, SaaS, mobile and cloud enabled applications. SaaS is a business and technical model for delivering software applications, similar to a phone or cable TV model, in which the software applications are installed and hosted in dedicated data centers and users subscribe to these centers and use the applications over an internet connection. This model requires the ability to deliver RIA. Magic xpa is a comprehensive RIA platform. It uses a single development paradigm that handles all ends of the application development and deployment process including client and server partitioning and the inter-communicating layers.

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

Magic xpa can be applied to the full range of software development, from the implementation of micro-vertical solutions, through tactical application modernization and process automation solutions, to enterprise spanning SOA migrations and composite applications initiatives. Unlike most competing platforms, Magic Software offers a coherent and unified toolset based on the same proven metadata driven and rules based declarative technology, resulting in increased cost savings through fast and easy implementation and reduced project risk.

In March 2016, we released Magic xpa version 3.1 of our Magic xpa Application Platform, incorporating feedback from the field to bring our customers additional value in terms of simplifying app modernization, accelerating enterprise mobile app development and maximizing end user adoption. This release included end user customization capabilities, an enhanced UI, and a new Upgrade Manager.

In November 2016, we released Magic xpa version 3.2. The Magic xpa 3.2 release included new Windows 10 mobile client and iOS 10 support for expanded mobile options; UX and productivity improvements; a Web Services Gateway providing support for n-tiered application architecture; a new Compare and Merge Tool; improvements to the Upgrade Manager utility and additional backward compatibility features.

During 2016, Magic xpa was listed in three of Gartner’s Market Guide Reports for: Rapid Mobile App Development Tools; Application Platforms and High Productivity Development Tools. In addition, Magic xpa was listed in Forrester’s Vendor Landscape, “The Fractured Fertile Terrain of Low Code Application Platforms.

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

In 2016, AppBuilder launched the next generation of its group repository tool, the Versioned Group Repository (VGRE). AppBuilder VGRE is aimed at mid-size development projects, runs on Microsoft Windows Server platform and enables AppBuilder enterprise customers to parallel support for multiple application releases, called branches, and access to the full history of individual objects. This includes comparisons as well as version manipulation features like merge. VGRE is an extension to the existing repository portfolio with full backward compatibility including well known features like impact analysis, security, upload/download, migrations, rebuilds, remote preparation and others.

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

Magic xpi allows the integration and interoperability of diverse solutions, including legacy applications, in a quick and efficient manner. Magic Software has entered into agreements with additional system integrators, consultancies and service providers, who acquired Magic xpi skills and offer Magic xpi licenses and related services to their customers. Magic Software also offers special editions of Magic xpi with optimized and certified connectors for specific enterprise application vendor ecosystems, such as SAP, Oracle JD Edwards, Microsoft SharePoint and Salesforce.com. These special editions contain specific features and pricing tailored for these market sectors.

In 2015, Magic xpi was awarded the Integrate 2015 award for Top Innovator for Integration Middleware

In June 2016, Magic Software released version 4.5 of our Magic xpi Integration Platform, designed to make digital transformation and IoT projects easier. Magic xpi 4.5 included a fresh Microsoft® Visual Studio®-based UI with enhanced productivity features, expanded out-of-the-box connectivity including an MQTT adapter, and a Connector Builder that lets users quickly build their own full-featured reusable connectors. Magic xpi 4.5 had expanded connectivity capabilities and robust in-memory computing architecture to help the execution of business-critical digital transformation and IOT projects.

In March 2017, Magic Software released Magic xpi version 4.6 with enhancements including a New ServiceMax connector for quick and easy connectivity with ServiceMax, a New OData client connector for easy connectivity to ecosystems exposing services via this open standardized protocol, a SAP Business One connector verified for SAP Business One HANA and support for additional services and new and improved functionalities to our existing MS Dynamics CRM connector:

Magic Software - vertical-software solutions

•	Clicks. Magic Software markets Clicks™ through its Roshtov subsidiary, which has three decades of proven experience based on its proprietary comprehensive core software solution for medical record information management systems, used in the design and management of patient-file for managed care and large-scale healthcare providers. The platform, which can be tailor-made to the specific needs of the healthcare providers is connected to the clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

All of our clients that buy or subscribe to our Clicks software solutions also enter into software support agreements with us for maintenance and support of their medical record management systems. In addition to immediate software support in the event of problems, these agreements allow clients to access new releases covered by support agreements. In addition, each client has 12-hour access, six days a week (6 hours on Friday) to the applicable call-center support teams.

Roshtov’s employs a team of 30 research and development specialists that together with its clients create a future where the health care system works to improve the well-being of individuals and communities. Roshtov’s proven ability to innovate has led to what we believe to be an industry leading architectures and a breadth and depth of solutions and services.

There are four healthcare service providers in Israel, two of which account for 77% of the Israeli market. Clicks serves two of Israel’s largest healthcare service providers since the early 1990’s: Maccabi Healthcare Services and Clalit.

•	Leap. Magic Software markets Leap™ through its FTS subsidiary, which has over 20 years of BSS experience, based on dozens of projects delivered to customers worldwide. Magic Software implements revenue management and monetization solutions in mobile, wireline, broadband, MVNO/E, payments, e-commerce, M2M / Internet of Things, mobile money, cable, cloud and content markets under the brand name of Leap™.

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

FTS targets mid to lower level tier service providers, supporting their BSS needs with end-to-end, turnkey billing and other BSS projects. In addition, FTS offers upper-tiers of service providers with BSS and monetization solutions for specific needs, including policy control and charging solutions, M2M billing, billing for content services, MVNE/MVNO billing, mobile money software solutions, payment and mobile financial services solutions and others.

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

•	Hermes. Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Hermes software covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Over the last 10 years Hermes systems have been implemented in over 70 terminals on five continents, providing efficient and accurate handling of more than 5 million tons of freight annually. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. Customers include independent ground handlers, airlines with a cargo arm, hubs belonging to an individual airline or those catering to a number of airlines transiting cargo to additional destinations. The Hermes solution is delivered on a licensed or fully hosted basis. Hermes recently supplemented its offering with the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools.

Product Related Services

Professional Services. Magic Software offers fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design. Consulting services are aimed at generating both additional revenues and ensuring successful implementation of Magic xpa, Appbuilder, Magic xpi and Enterprise Mobility projects through knowledge transfer. As part of management efforts to focus on license sales, our goal is to provide such activities as a complementary service to our customers and partners. We believe that the availability of effective consulting services is an important factor in achieving widespread market acceptance.

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

Magic Software - IT Services

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

With more than 250 experts and more than 500 projects gone live in a variety of advanced technologies in the U.S., Europe and Israel, we have developed significant expertise and accumulated vast experience in integration projects. Such projects are typically more complex and require a high level of industry knowledge and highly skilled professionals. Our integration expertise, as well as our global reach allows us to deliver comprehensive, value added services to our customers. Our IT services customers include major global telecoms, OEMs and engineering, furnish and installation service companies.

Strategic Consulting and Outsourcing Services

Magic Software provides a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental outsourcing services. Magic Software’s wholly-owned subsidiaries, Fusion Solutions LLC, Xsell Resources Inc., Allstates Consulting Services LLC, the Comm-IT Group, Infinigy Solutions LLC., Comblack Ltd. and Shavit Software (2009) Ltd. provide advanced IT consulting and outsourcing services to a wide variety of companies including Fortune 1000 companies. Magic Software’s technical personnel generally supplement the in-house capabilities of its customers. Their approach is to make available a broad range of technical personnel to meet the requirements of our customers rather than focusing on specific specialized areas. Magic Software have extensive knowledge of and have worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Magic Software consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and IT areas and with a substantial and a growing database of telecom talent, we can rapidly respond to a wide range of requirements with well qualified candidates. Their customer list includes major global telecoms, OEMs and engineering, furnish and installation service companies. We have built long-term relationships with our customers by providing expert telecom talent. We provide individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, we configure teams of technical consultants for assigned projects at our customers’ sites.

Sales, Marketing and Distribution

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

As of December 31, 2016, Magic software had approximately 133 sales personnel including a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support their sales force.

Direct Sales. For Magic xpa and AppBuilder, Magic Software’s direct sales force pursues software solution providers and enterprise accounts. Magic Software sales personnel carry out strategic sales with a direct approach to decision makers, managing a constantly monitored consultative type of sales cycle. Magic xpi is mostly sold through indirect channels and through Magic Software ecosystem business relationships, but they have some direct customers with integration needs.

Indirect Sales. Magic Software maintains an indirect sales channel, through their ecosystem business relationships, as well as through system integrators, value added distributors and resellers, OEM partners, as well as consultancies and service providers. Magic Software maintain an indirect sales channel for Magic xpa through MSPs and system integrators, who use their application and integration platforms to develop and deploy different applications for sale to their end-user customers.

Distributors. In general, Magic Software distributes its products through regional non-exclusive distributors in those countries where it does not have a sales office. A regional distributor is typically a software marketing organization with the capability to add value with consulting, training and support. Distributors that are also MSPs are generally responsible for the implementation of both their application platform and business and process integration suite and localization into their native languages. The distributors also translate Magic Software’s marketing literature and technical documentation. Distributors must undergo our program of sales and technical training. Marketing, sales, training, consulting, product and customer support are provided by the local distributor. Magic Software are available for backup support for the distributor and for end-users. In coordination with the local subsidiaries and distributors, Magic Software also provide sales support for large and multinational accounts. Magic Software has 44 distributors in Europe, Latin America and Asia, many of whom are also MSPs.

VARs. In general, Magic Software resell its products through VARs that extend their capabilities with our offerings. These include SAP VARs.

Michpal

Michpal, an Israeli registered company, is a developer of proprietary, on-premise payroll software solution for processing traditional payroll stubs to Israeli enterprises and payroll service providers. Michpal also developed several complementary modules such as attendance reporting, which are sold to its customers for additional fees. As of December 31, 2016, Michpal serves approximately 8,000 customers, most of which are long-term customers.

As part of its payroll software solution Michpal allows the preparation of employee paychecks, pay statements, supporting journals, summaries, and management reports and supports monthly and year-end regulatory and legislative payroll tax statements and other forms such as payroll social and income taxes, to its clients and their employees. In addition, Michpal enables its clients to connect to certain major enterprise resource planning (“ERP”) applications with a certified connector

InSync

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

TSG operates primarily in the defense and homeland security arenas. The nature of military and homeland security actions in recent years, including low intensity conflicts and ongoing terrorist activities, as well as budgetary pressures to focus on leaner but more technically advanced forces, have caused a shift in the defense and homeland security priorities for many of TSG’s major customers. As a result, TSG believes there is a continued demand in the areas of command, control, communications, computer and intelligence (C4I) systems, intelligence, surveillance and reconnaissance (ISR) systems, intelligence gathering systems, border and perimeter security systems, cyber-defense systems. There is also a continuing demand for cost effective logistic support and training and simulation services. TSG believes that its synergistic approach of finding solutions that combine elements of its various activities positions it to meet evolving customer requirements in many of these areas.

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

Supporting Tools:

TSG offers a variety of supporting system and solutions, providing dynamic and customizable field proven applications for in the following verticals:

•	Facility Management

•	Recording and Debriefing systems

•	Trainers and Simulators

•	Mapping Engines

Geographical Distribution of Revenues

The following table summarizes our revenues classified by geographic regions of our customers, for the periods indicated:

	Year ended December 31,
	2015	2016

Israel	$570,614	$663,341
International:
United States	252,526	283,297
Europe	112,169	115,444
Japan	30,009	38,310
Other	7,876	8,229

Total	$973,194	$1,108,621

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

Matrix’s principal competitors in the domestic Israeli market are Israeli IT services companies and systems integrators, the largest of which are Hilan Ltd., Malam-Team, One-1, Taldor Computer Systems, ( Aman, the Elad Group, Yael, SQLink, Emet, LogOn, HMS and OfficeSoft. Matrix’s competitors in the United States market include many companies who provide similar services to those of Matrix, as well as providers of offshore services. In some cases, Matrix competes with IBM, Accenture and the Big-4 accounting firms. Matrix’s international competitors in the Israeli marketplace include Microsoft, IBM, HP, Oracle and CA. These international competitors often use local subcontractors to provide personnel for contracts performed in Israel. Most of these international entities are also business partners of Matrix. Competitors with respect to infrastructure solutions include HP, Lenovo and Dell. With respect to cloud services, competitors include All Cloud, DoIT, Google, Microsoft and Amazon Web Services. Matrix competitors with respect to training are the training centers of the Technion, IITC, HackerU, Ness Technologies and Sela.

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

With respect to Sapiens DECISION, we believe that Sapiens is considered a pioneer in this disruptive market landscape. Since the introduction of Sapiens innovative approach to enterprise architecture to the market, Sapiens has identified only a small number of potential competitors.

With respect to Magic xpa, Magic Software competes in the application platform, SOA architecture and enterprise mobility markets. Among its current competitors are Kony, IBM, Microsoft, Adobe, Oracle, SAP Sybase, OutSystems, Uniface, Progress Software, Mendix, Salesforce and Pegasystems. With respect to Magic xpi, Magic Software competes in the integration platform market. Among its current competitors are IBM, Informatica, TIBCO, MuleSoft, Jitterbit, Talend and Software AG.

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

With respect to Michpal, the market in which we operate is very fragmented and among our current competitors in the Israeli market in which we operate are mainly Hilan, MalamTeam, Tamal, Synel, Oketz systems and others.

Seasonality

Even though not significantly reflected in our financial results, traditionally, the first and third quarters of the fiscal year have tended to be slower quarters for some of our subsidiaries and our affiliated companies and the industries in which they operate. The first quarter usually reflects a decline following a highly active fourth quarter during which companies seek to complete transactions and projects and utilize budgets before the end of the fiscal year. The relatively slower third quarter reflects reduced activities during the summer months in many of the regions where our customers are located.

In addition, our quarterly results are also influenced by the number of working days in each period. In Israel, for example, during the Jewish holidays period (typically at the end of the third quarter and beginning of the fourth quarter or at the end of the first quarter and beginning of the second quarter), when the number of working days is lower, we tend to see a decrease in our revenues which may impact our quarterly results. Following are the number of standard working hours in each quarter in the Israeli market which accounts for approximately 60% of our annual revenues:

	1st quarter	2nd quarter	3rd quarter	4th quarter

2016	585.5	559.5	585.0	521.5

2017	585.0	532.5	571.5	567.0

2016	25.5%	24.8%	24.0%	25.7%

2017	24.9%	23.0%	25.2%	26.9%

In 2016, the second and fourth quarters were negatively impacted by the reduced billable hours as a result of the Jewish holiday periods while the fourth quarter was significantly stronger. In 2017, we expect seasonality due to the Jewish holiday periods to impact the second and third quarters.

Raw Materials

Generally, we are not dependent on raw materials or on a single source of supply. We manage our inventory according to project requirements. In some projects, specific major subcontractors are designated by the customer. Raw materials used by us are generally available from a range of suppliers internationally, and the prices of such materials are generally not subject to significant volatility.

Software Development

The software industry is generally characterized by rapid technological developments, evolving industry standards and customer requirements, and frequent innovations. In order to maintain technological leadership, we engage in ongoing software development activity through our investees, aimed both at introducing new commercially viable products addressing the needs of our customers on a timely basis, as well as enhancing and customizing existing products and services. This effort includes introducing new supported programming languages and database management systems; improving functionality and flexibility; and enhancing ease of use. We work closely with current and potential end-users, our strategic partners and leaders in certain industry segments to identify market needs and define appropriate product enhancements and specifications.

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

With respect to our defense sector activities, the IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, a majority of TSG’s revenues in 2016 was dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli government funds research and development, it usually acquires rights to data and inventions. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the product is purchased without development effort, we normally retain the principal rights to the technology. Subject to applicable law, regulations and contract requirements, TSG attempts to maintain its intellectual property rights and provide customers with the right to use the technology only for the specific project under contract

Regulatory Impact

The global financial services industry served by Sapiens, Matrix and Michpal is heavily subject to government and market regulation, which is constantly changing. Financial services companies must comply with regulations such as the Sarbanes-Oxley Act, Solvency II, Retail Distribution Review (known as RDR) in the United Kingdom, the Dodd-Frank Act and other directives regarding transparency. In addition, many individual countries have increased supervision over local financial services companies. For example, in Europe, regulators have been very active, motivated by past financial crises and the need for pension restructuring. Distribution of insurance policies is being optimized with the increasing use of Bank Assurance (selling of insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Increased activity such as that in Europe would generally tend to have a positive impact on the demand for our software solutions and services; nevertheless, insurers are cautiously approaching spending increases, and while many companies have not taken proactive steps to replace their software solutions in recent years, many of them are now looking for innovative, modern replacements to meet the regulatory changes.

Matrix’s IT business is generally positively affected by regulatory reform and other regulatory changes with respect to banking, insurance and telecommunications in Israel, as such reforms and changes create demand for specific IT solutions, often in a set, short time frame. In particular, regulation on large financial institutions operating in the Israeli financial market is continuously increasing, as a means of reducing the risk associated with the activities of such financial institutions and increasing transparency and increases the demand for Matrix’s solutions for entities that become subject to such supervision. Banks’ entry into the sphere of offering advice with respect to pension, insurance and other financial products has also generated demand for Matrix’s IT solutions, given the increased supervision of the Israeli Securities Authority that is triggered by such activities, although the pace at which such demand has grown has been relatively slower. Enhanced disclosure requirements for banks and financial institutions in the Israeli market such as the new adjustments published with respect to the required capital liquidity of Banks in Israel have also been generating demand for new IT solutions that Matrix offers. Matrix’s business is also affected by changes in regulations of the U.S Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Commodity Futures Trading Commission, the National Futures Association, the Federal Energy Regulatory Commission, with respect to requirements relating to Know Your Customer, Customer Identification Programs, Anti-Money Laundering and Fraud Prevention.

In recent years, there has been greater focus on core banking issues, and today a number of banks are in the process of undergoing a gradual examination / replacement of the traditional core systems. The financial market is also facing significant changes and opportunities for the IT market in light of the Strum Reform and its implications for the banking market, credit card companies and other relevant players in the financial market. In the insurance industry, there is a delay in decision making based on the prolonged selling process of some of the companies, and in light of the worsening of the capital adequacy ratios and actuarial reserves that are required by regulators and which affect the profitability of the companies, their ability to distribute a dividend or allocate budgets for IT investments as in the past.

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

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products, which are developed and marketed by our affiliated company TSG. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. Subject to certain exemptions, a license is required to initiate marketing activities. We also must receive a specific export license for defense related hardware, software and technology exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market).

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

Subsidiaries and affiliate	Country of Incorporation	Percentage of Ownership
Matrix IT Ltd.	Israel	50.01%

Sapiens International Corporation N.V.	Curaçao	48.85%

Magic Software Enterprises Ltd.	Israel	47.26%

Michpal Micro Computers (1983) Ltd.	Israel	100%

TSG IT Advanced Systems Ltd.	Israel	50.00%

InSync Staffing Solutions, Inc.	Delaware	90.09%

The common shares of Sapiens and the ordinary shares of Magic Software are traded on the NASDAQ Capital Market and the NASDAQ Global Select Market, respectively and on the TASE, and the ordinary shares of Matrix are traded on the TASE.

D.	Property, Plants and Equipment

Formula’s headquarters, as well as the headquarters and principal administrative, finance, sales, marketing and research and development office of Magic Software, are located in Or-Yehuda, Israel, a suburb of Tel Aviv. Magic Software leases its and our office space, constituting approximately 23,841 square feet, under a lease which expires in December 2017. Magic Software has an option to terminate the lease agreement upon six months prior written notice. In addition, Magic Software leases office spaces in the United States, Europe, Asia and South Africa. In 2016, Magic Software rent costs totaled $2.2 million, in the aggregate, for all of its leased offices.

Matrix leases approximately 592,000 square feet of office space in Israel pursuant to leases which expiring primarily in three to four years. This includes Matrix’s facility in Herzliya, which serves as Matrix’s corporate headquarters. In addition, Matrix leases an aggregate of approximately 61,350 square feet of office space in locations outside of Israel. The lease terms for the spaces that Sapiens currently occupies are generally three to four years. In the year ended December 31, 2016, Matrix rent costs totaled $16.9 million, in the aggregate, for all of its leased offices.

Sapiens leases office spaces in Israel, the United States, Canada, the United Kingdom, Belgium and Japan. The lease terms for the spaces that Sapiens currently occupies are generally five to eleven years. In Israel, based on Sapiens current occupancy, they lease approximately 135,100 square feet of office space; in the United States, approximately 10,000 square feet; in Canada, approximately 1,400 square feet; in the United Kingdom, approximately 21,400 square feet, in Japan, approximately 6,400 square feet, in India, approximately 45,400 square feet, in Poland, approximately 27,200 square feet and in China, approximately 1,200 feet. Sapiens also occupies 10,243 square feet of office space which constitutes owned real property in the United States. In 2016, Sapiens rent costs totaled $6.3 million, in the aggregate, for all of its leased offices (which does not include office space leased by StoneRiver in the United States, since it was acquired after December 31, 2016). Sapiens corporate headquarters are located in Israel and its core research and development activities are performed at its offices across Israel. The lease at Sapiens headquarters in Holon, Israel is for a term in excess of seven remaining years and Sapiens holds an option to extend the term for additional five years.

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

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a global software solutions and IT professional services holdings company that is principally engaged through our directly held investees in providing proprietary and non-proprietary software solutions and IT professional services, software product marketing and support, computer infrastructure and integration solutions and learning and integration. We deliver our solutions in over 50 countries worldwide to customers with complex IT services needs, including a number of “Fortune 1000” companies.

Since our inception, we have acquired effective controlling interests, and have invested, in companies which are engaged in the IT solutions and services business. We, together with our investees, are known as the Formula Group.

Other than in our joint control in TSG in which we and Israeli Aerospace Industries Ltd., each hold 50% of their voting power, we currently have effective control under IFRS 10 in each of our other investees, Matrix, Sapiens, Magic Software, Michpal and InSync despite the lack of absolute majority of voting power in Magic Software and Sapiens. As a result of our effective control in these investees and in accordance with IFRS as of December 31, 2016, we consolidated their financial results with ours throughout the period covered by the financial statements included in Item 18 of this annual report. Prior to our transition to reporting under IFRS, we would consolidate investees in which we held an equity interest only if we held a controlling interest in those companies. Under IFRS 10, we may consolidate entities in which we have effective control. For further information, please see Note 2(2) to our consolidated financial statements included in Item 18 of this annual report

Except for providing our investees with our management, technical expertise and marketing experience to help them create a consecutive positive economic impact and long-term value and direct their overall strategy through our active involvement, we do not conduct independent operations at our parent company level. Our operating results are, and have been, directly influenced by the business operations of our subsidiaries and affiliated company.

Our consolidated financial statements for the year ended December 31, 2016 are our first consolidated financial statements prepared in accordance with IFRS. For all periods up to and including the year ended December 31, 2015, we have prepared our financial statements in accordance with U.S GAAP. Accordingly, we have prepared financial statements that comply with IFRS applicable as of December 31, 2016, together with the comparative period data for the year ended December 31, 2015. An explanation of the principal adjustments made in restating the U.S. GAAP financial statements, including the statement of financial position as of January 1, 2015 and the financial statements for the year ended December 31, 2015, is provided in note 19 to our consolidated financial statements included in Item 18 of this annual report.

We recognize revenues in two categories: the delivery of software services and the delivery of proprietary software solutions and related services. All of our investees, recognize revenues from the delivery of software services, and most of them recognize revenues in both revenue categories. For ease of reference, we have separated our subsidiaries into these categories in accordance with the category in which each subsidiary has earned most of its revenues (although each type of revenue is nevertheless recorded according to actual revenue type, rather than based on strict, subsidiary-demarcated categories).

Our functional and reporting currency

The currency of the primary economic environment in which we operate is the dollar since most of our assets are denominated in dollars. The functional currencies of our investees are the NIS and the dollar. Formula has elected to use the dollar as its reporting currency for all years presented.

Assets, including fair value adjustments upon acquisition, and liabilities of an investee which is a foreign operation, are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income (loss).

Intragroup loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in the foreign operation and, accordingly, the exchange rate differences from these loans (net of the tax effect) are recorded in other comprehensive income (loss).

Upon the full or partial disposal of a foreign operation resulting in loss of control in the foreign operation, the cumulative gain (loss) from the foreign operation which had been recognized in other comprehensive income is transferred to profit or loss. Upon the partial disposal of a foreign operation which results in the retention of control in the subsidiary, the relative portion of the amount recognized in other comprehensive income is reattributed to non-controlling interests.

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences, other than those capitalized to qualifying assets or accounted for as hedging transactions in equity, are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of our financial statements required us to make estimations and judgments that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities within the reporting period. We have based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. More detailed descriptions of these policies are provided in Note 2 to our consolidated financial statements contained elsewhere in this annual report.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that we controlled (subsidiaries). Control is achieved when we are exposed, or have rights, to variable returns from our involvement with the investee and has the ability to affect those returns through our power over the investee. Potential voting rights are considered when assessing whether an entity has control. In a situation when we hold less than a majority of voting rights in a given entity, but it is sufficient to unilaterally direct the relevant activities of such entity, then the control is exercised. When assessing whether our voting rights are sufficient to give us power, we consider all facts and circumstances, including: the size of our holding of voting rights relative to the size and dispersion of other vote holders; our potential voting rights and other shareholders or parties; rights arising from other contractual arrangements; significant personal ties and any additional facts and circumstances that may indicate that we have, or do not have the ability to direct the relevant activities when decisions need to be made, inclusive of voting patterns observed at previous meetings of shareholders.

The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

Our financial statements and the financial statements of our investees, after being adjusted to comply with IFRS, are prepared for the same reporting period and using consistent accounting treatment of similar transactions and economic activities. Any discrepancies in the applied accounting policies are eliminated by making appropriate adjustments. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

Business combinations and goodwill:

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, we consider whether to measures the non-controlling interests in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree's net identifiable assets.

Direct acquisition costs are carried to the statement of profit or loss as incurred.

In a business combination achieved in stages, equity interests in the acquiree that had been held by the acquirer prior to obtaining control are measured at the acquisition date fair value while recognizing a gain or loss resulting from the revaluation of the prior investment on the date of achieving control.

Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IAS 39, "Financial Instruments: Recognition and Measurement". Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date without subsequent measurement.

Investment in joint arrangements:

Joint arrangements are arrangements in which we have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

i.	Joint ventures:

In joint ventures the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is accounted for at equity

ii.	Joint operations:

In joint operations the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. We recognize in relation to our interest our share of the assets, liabilities, revenues and expenses of the joint operation.

The acquisition of interests in a joint operation which represents a business, as defined in IFRS 3, is accounted for using the acquisition method, including the measurement of the identifiable assets and liabilities at fair value, the recognition of deferred taxes arising from this measurement, the accounting treatment of the related transaction costs and the recognition of goodwill or bargain purchase gains. This applies to the acquisition of the initial interest and additional interests in a joint operation that represents a business.

Investments accounted for using the equity method:

Our investments in associates and joint ventures are accounted for using the equity method. Under the equity method, the investment in the associate or in the joint venture is presented at cost with the addition of post-acquisition changes in our share of net assets, including other comprehensive income of the associate or the joint venture. Gains and losses resulting from transactions between us and the associate or the joint venture are eliminated to the extent of the interest in the associate or in the joint venture.

Goodwill relating to the acquisition of an associate or a joint venture is presented as part of the investment in the associate or the joint venture, measured at cost and not systematically amortized. Goodwill is evaluated for impairment as part of the investment in the associate or in the joint venture as a whole.

Our financial statements and of the associate or joint venture are prepared as of the same dates and periods. The accounting policies applied in the financial statements of the associate or the joint venture are uniform and consistent with the policies applied in our financial statements.

Upon the acquisition of an associate or a joint venture achieved in stages when the former investment in the acquiree was accounted for pursuant to the provisions of IAS 39, we adopt the principles of IFRS 3 regarding business combinations achieved in stages. Consequently, equity interests in the acquiree that had been held by us prior to achieving significant influence or joint control are measured at fair value on the acquisition date and are included in the acquisition consideration while recognizing a gain or loss resulting from the fair value measurement.

We recognize losses of an associate in amounts which exceed its equity to the extent of our investment in the associate plus any losses that we may incur as a result of a guarantee or other financial support provided in respect of the associate. For this purpose, the investment includes long-term receivables (such as loans granted) for which settlement is neither planned nor likely to occur in the foreseeable future.

The equity method is applied until the loss of significant influence in the associate or loss of joint control in the joint venture or classification as investment held for sale. We continue to apply the equity method even in cases where the investment in the associate becomes an investment in a joint venture and vice versa. We apply the provisions of IFRS 5 to the investment or a portion of the investment in the associate or the joint venture that is classified as held-for-sale. Any retained interest in this investment which is not classified as held-for-sale continues to be accounted for using the equity method.

On the date of loss of significant influence or joint control, we measure any remaining investment in the associate or the joint venture at fair value and recognizes in profit or loss the difference between the fair value of any remaining investment plus any proceeds from the sale of the investment in the associate or the joint venture and the carrying amount of the investment on that date.

Revenue Recognition

We derive our revenues primarily from the sale of information technology services which also include sale of: non-proprietary software products, including maintenance, integration and infrastructure, outsourcing, training and deployment. In addition, we generate revenues from licensing the rights to use our proprietary software, provision of related IT professional services (which may or may not be considered essential to the functionality of the software license), related maintenance and technical support, as well as implementation and post-implementation consulting services.

Revenues are recognized in profit or loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to us and the costs incurred or to be incurred in respect of the transaction can be measured reliably. When we act as a principal and are exposed to the risks associated with the transaction, revenues are presented on a gross basis. When we act as an agent and are not exposed to the risks and rewards associated with the transaction, revenues are presented on a net basis. Revenues are measured at the fair value of the consideration less any trade discounts, volume rebates and returns.

We generally consider all arrangements with payment terms extending beyond a minimum of six or a maximum of twelve months from the delivery of the elements not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

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

Following are the specific revenue recognition criteria which must be met before revenue is recognized by us and our subsidiaries:

i.	Revenues from software solutions and services:

a)	Revenues from contracts based on actual inputs. Revenues from master agreements based on actual inputs are recognized based on actual labor hours.

b)	Outsourcing - these agreements are similar in nature to agreements that are based on actual labor hours. The Group allocates employees to projects that are generally managed by the customers at their charge based on the pricing of labor hours. Revenues are recognized based on actual labor hours.

Certain of the software license sales may also include significant implementation and customization services with respect to such sales which are deemed essential to the functionality of the license. In addition, we also provide consulting services that are not deemed essential to the functionality of the license, as well as outsourcing IT services.

With respect to revenues that involve significant implementation and customization services to customer specific requirements and which are considered essential to the functionality of the product offered (for example when we sell software licenses as part of an overall solution offered to a customer that combines the sale of software licenses which includes significant implementation that is considered essential to the functionality of the license) whether generated by fixed-price or time-and-materials contracts we account for revenues for the services together with the software under contract, using the percentage-of-completion method. The percentage-of-completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion. This type of revenues is included in our proprietary software products and related services and software services revenue streams.

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of each of December 31, 2015 and 2016, no estimated losses were identified.

ii.	Revenues from sales, distribution and support of software products:

We recognize revenues from the sale of software only after the significant risks and rewards of ownership of the software have been transferred to the buyer for which a necessary condition is delivery of the software, either physically or electronically, or providing the right to use or permission to make copies of the software. We report income on a gross basis since we act as a principal and bear the risks and rewards derived from the transaction. We recognize revenues from providing software related services. When the stage of completion cannot be determined reliably, revenues are recognized on a straight-line basis over the agreement period.

Revenue from third-party sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

Revenues from sale agreements that do not provide a general right of return and consist of multiple elements such as hardware, service and support agreements are split into different accounting units which are separately recognized. An element only represents a separate accounting unit if and only if it has standalone value for the customer. Moreover, there should be reliable and objective evidence of the fair value of all the elements in the agreement or of the fair value of undelivered elements. Revenues from the various accounting units are recognized when the revenue recognition criteria are met with respect to all the elements of the accounting unit based on their specific type and only up to the amount of the consideration that is not contingent on completion or performance of the other elements in the contract.

Maintenance and support includes annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. The right for unspecified upgrades for new versions and enhancements on a when-and-if-available basis does not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered. Revenues from maintenance services are recognized on a straight-line basis at the relative portion of the maintenance contract that is determined for each reporting year. Revenues that have been received before the respective service has been provided are carried to deferred income.

iii.	Revenues from training and implementation services:

Revenues from trainings and implementations are recognized when providing the service. Revenues from training services in respect of courses conducted over a period of up to 3 months will be recognize over the period of the course. Revenues from training services in respect of courses ordered in advance and long-term or short term (for a period of up to a year) retraining courses months will be recognized over the period of the course. Revenues from projects which usually ordered by organizations, will be recognize under the actual inputs recognize using the basis hours actual invested in the project.

iv.	Revenues from hardware products and infrastructure solutions:

Revenues from hardware products and infrastructure solutions are recognized after all the significant risks and rewards of ownership of the products have been transferred to the buyer. We do not retain any continuing management involvement that is associated with ownership and do not retain the effective control of the sold products, the amount of revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to us and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Software Development Costs

Research expenditures incurred in the process of software development are recognized in profit or loss when incurred. An intangible asset arising from a software development project or from the development phase of an internal project is recognized if the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Group’s intention to complete the intangible asset and use or sell it; the ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the ability to measure reliably the respective expenditure asset during its development. The Group establishes technological feasibility upon completion of a detailed program design or working model.

Research and development costs incurred between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software costs are measured at cost less any accumulated amortization and any accumulated impairment losses on a product by product basis. Amortization of capitalized software costs begin when development is complete and the product is available for use. We consider a product to be available for use when we complete the internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements. Internal validation includes the completion of coding, documentation and testing that ensure bugs are reduced to a minimum. The internal validation of the product takes place a few weeks before the product is made available to the market. In certain instances, we enter into a short pre-release stage, during which the product is made available to a selected number of customers as a beta program for their own review and familiarization. Subsequently, the release is made generally available to customers. Once a product is considered available for use, the capitalization of costs ceases and amortization of such costs to "cost of sales" begins.

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 4-7 years, due to their high rates of acceptance, the continued reliance on these products by existing customers, and the demand for such products from prospective customers, all of which validate the Group’s expectations) which provides greater amortization expense compared to the revenue-curve method.

Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

We assess the recoverability of our capitalized software costs on a regular basis by assessing the net realizable value of these intangible assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life. During the years ended December 31, 2015 and 2016, no such unrecoverable amounts were identified.

Other intangible assets

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

Other intangible assets are comprised mainly of customer-related intangible assets, backlogs, brand names, capitalized courses development costs, non-compete agreements and acquired technology and Patent, and are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The useful life of intangible assets is as follows:

Years

Customer relationship and acquired technology	3-15
Capitalized courses development costs	3
Brand names	5
Backlog, non-compete agreements and other intangibles	2-10
Patent	10

We assess the recoverability of our intangible assets on a regular basis by determining whether the amortization of the asset over its remaining useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2015 and 2016, no unrecoverable amounts were identified.

Intangible assets with indefinite useful lives are not systematically amortized and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired. The useful life of these assets is reviewed annually to determine whether their indefinite life assessment continues to be supportable. If the events and circumstances do not continue to support the assessment, the change in the useful life assessment from indefinite to finite is accounted for prospectively as a change in accounting estimate and on that date the asset is tested for impairment. Commencing from that date, the asset is amortized systematically over its useful life.

Taxes on income:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

i.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

ii.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carry forward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Taxes on income that relate to distributions of an equity instrument and to transaction costs of an equity transaction are accounted for pursuant to IAS 12.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

Impairment of non-financial assets:

We evaluate the need to record an impairment of non-financial assets (property, plant and equipment, capitalized software costs and other intangible assets, goodwill, investments in joint venture) whenever events or changes in circumstances indicate that the carrying amount is not recoverable.

If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

The following criteria are applied in assessing impairment of these specific assets:

i.	Goodwill in respect of subsidiaries:

We review goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

ii.	Investment in associate or joint venture using the equity method:

After application of the equity method, we determine whether it is necessary to recognize any additional impairment loss with respect to the investment in associates or joint ventures. We determine at each reporting date whether there is an objective evidence that the carrying amount of the investment in the associate or the joint venture is impaired. The test of impairment is carried out with reference to the entire investment, including the goodwill attributed to the associate or the joint venture.

iii.	Intangible assets with an indefinite useful life:

The impairment test is performed annually, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

During the years ended December 31, 2015 and 2016, no impairment indicators were identified.

Compound financial instruments:

Convertible debentures which contain both an equity component and a liability component are separated into two components. This separation is performed by first determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the conversion component is determined to be the residual amount. Directly attributable transaction costs are apportioned between the equity component and the liability component based on the allocation of proceeds to the equity and liability components.

Convertible debentures that are denominated in foreign currency contain two components: the conversion component and the debt component. The liability conversion component is initially recognized as a financial derivative at fair value. The balance is attributed to the debt component. Directly attributable transaction costs are allocated between the liability conversion component and the liability debt component based on the allocation of the proceeds to each component.

Put option granted to non-controlling interests:

When we grant non-controlling interests a put option to sell part or all of their interests in a subsidiary during a certain period, on the date of grant, the non-controlling interests are classified as a financial liability under redeemable non-controlling interests.

We remeasure the financial liability at the end of each reporting period based on the estimated present value of the consideration to be transferred upon the exercise of the put option. If we have present ownership of the non-controlling interests, these non-controlling interests are accounted for as if they are held by us and changes in the amount of the liability are carried to profit or loss. If we do not have present ownership, the interests are accounted for using the partial recognition method. Accordingly, a portion of net profit attributable to non-controlling interests is still allocated to profit or loss but at the end of the reporting period the non-controlling interests are reclassified as a financial liability. The difference between non-controlling interests at the end of the reporting period and the present value of the liability is recognized directly in our equity, under “Adjustment to redeemable non-controlling interests”. If the option is exercised in subsequent periods, the consideration paid upon exercise is treated as settlement of the liability. If the option expires, the liability is settled and it is a portion of the investment in the subsidiary disposed of, without loss of control therein.

As of December 31, 2016, there are no redeemable non-controlling interests which are subject to immediate exercise.

Disclosure of new standards in the period prior to their adoption

1.	IFRS 15, "Revenue from Contracts with Customers":

IFRS 15, or the new Standard, was issued by the IASB in May 2014. The new Standard replaces IAS 18, "Revenue", IAS 11, "Construction Contracts", IFRIC 13, "Customer Loyalty Programs", IFRIC 15, "Agreements for the Construction of Real Estate", IFRIC 18, "Transfers of Assets from Customers" and SIC-31, "Revenue - Barter Transactions Involving Advertising Services".

The new Standard introduces a five-step model that will apply to revenue earned from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract combination and accounting for contract modifications.

Step 2: Identify the separate performance obligations in the contract

Step 3: Determine the transaction price, including reference to variable consideration, financing components that are significant to the contract, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the separate performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or using estimates and assessments.

Step 5: Recognize revenue when a performance obligation is satisfied, either at a point in time or over time.

The new Standard allows the option of modified retrospective adoption with certain reliefs according to which the new Standard will be applied to existing contracts from the initial period of adoption and thereafter with no restatement of comparative data. Under this option, we will recognize the cumulative effect of the initial adoption of the new Standard as an adjustment to the opening balance of retained earnings (or another component of equity, as applicable) as of the date of initial application. Alternatively, the new Standard permits full retrospective adoption with certain reliefs.

At this stage, we are evaluating the different options for adoption of the new Standard. However, at this stage, the Company is unable to quantify the impact on the financial statements.

The new Standard is to be applied retrospectively for annual periods beginning on January 1, 2018. Early adoption is permitted. At this stage, the Group does not intend to adopt IFRS 15 early.

The new Standard allows the option of modified retrospective adoption with certain reliefs according to which the new Standard will be applied to existing contracts from the initial period of adoption and thereafter with no restatement of comparative data. Under this option, the Group will recognize the cumulative effect of the initial adoption of the new Standard as an adjustment to the opening balance of retained earnings (or another component of equity, as applicable) as of the date of initial application. Alternatively, the new Standard permits full retrospective adoption with certain reliefs.

At this stage, the Group is evaluating the different options for adoption of the new Standard.

2.	IFRS 9, "Financial Instruments

In July 2014, the IASB issued the final and complete version of IFRS 9, "Financial Instruments," or IFRS 9, , which replaces IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets in the scope of IAS 39.

According to IFRS 9, all financial assets are measured at fair value upon initial recognition. In subsequent periods, debt instruments are measured at amortized cost only if both of the following conditions are met:

-	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.
-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent measurement of all other debt instruments and financial assets should be at fair value. IFRS 9 establishes a distinction between debt instruments to be measured at fair value through profit or loss and debt instruments to be measured at fair value through other comprehensive income.

Financial assets that are equity instruments should be measured in subsequent periods at fair value and the changes recognized in profit or loss or in other comprehensive income (loss), in accordance with the election by the Company on an instrument-by-instrument basis. If equity instruments are held for trading, they should be measured at fair value through profit or loss.

According to IFRS 9, the provisions of IAS 39 will continue to apply to derecognition and to financial liabilities for which the fair value option has not been elected.

According to IFRS 9, changes in fair value s of financial liabilities which are attributable to the change in credit risk should be presented in other comprehensive income. All other changes in fair value should be presented in profit or loss.

IFRS 9 also prescribes new hedge accounting requirements.

IFRS 9 is to be applied for annual periods beginning on January 1, 2018. Early adoption is permitted.

We believe that the amendments to IFRS 9 are not expected to have a material impact on our consolidated financial statements, but at the end of the reporting period the impact analysis has not yet been completed.

3.	Amendments to IFRS 10 and IAS 28 regarding sale or transfer of assets between an investor and its associate or joint venture:

In September 2014, the IASB issued amendments to IFRS 10 and IAS 28, or the amendments, regarding the accounting treatment of the sale or transfer of assets (an asset, a group of assets or a subsidiary) between an investor and its associate or joint venture. According to the amendments, when the investor loses control of a subsidiary or a group of assets that are not a business in a transaction with its associate or joint venture, the gain will be partially eliminated so that the gain to be recognized is the gain from the sale to the other investors in the associate or joint venture. According to the amendments, if the remaining rights held by the investor represent a financial asset as defined in IFRS 9, the gain will be recognized in full. If the transaction with an associate or joint venture involves loss of control of a subsidiary or a group of assets that are a business, the gain will be recognized in full. The amendments are to be applied prospectively. A mandatory effective date has not yet been determined by the IASB but early adoption is permitted.

4.	Amendments to IAS 7, "Statement of Cash Flows", regarding additional disclosures of financial liabilities:

In January 2016, the IASB issued amendments to IAS 7, "Statement of Cash Flows", or the amendments, which require additional disclosures regarding financial liabilities. The amendments require disclosure of the changes between the opening balance and the closing balance of financial liabilities, including changes from cash flows, changes arising from obtaining or losing control of subsidiaries, the effect of changes in foreign exchange rates and changes in fair value.

The amendments are effective for annual periods beginning on or after January 1, 2017. Comparative information for periods prior to the effective date of the amendments is not required. Early application is permitted. We will include the necessary disclosures in the financial statements when applicable.

5.	IFRS 16, "Leases”:

In January 2016, the IASB issued IFRS 16, "Leases," or the new Standard. According to the new Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

According to the new Standard:

Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, "Leases".

According to the new Standard:

-	Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, "Leases".

-	Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expense separately.

-	Variable lease payments that are not dependent on changes in the Consumer Price Index ("CPI") or interest rates, but are based on performance or use (such as a percentage of revenues) are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

-	In the event of change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and the effect of the remeasurement is an adjustment to the carrying amount of the right-of-use asset.

-	The new Standard includes two exceptions according to which lessees are permitted to elect to apply a method similar to the current accounting treatment for operating leases. These exceptions are leases for which the underlying asset is of low value and leases with a term of up to one year.

-	The accounting treatment by lessors remains substantially unchanged, namely classification of a lease as a finance lease or an operating lease.

The new Standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted provided that IFRS 15, "Revenue from Contracts with Customers", is applied concurrently. For leases existing at the date of transition, the new Standard permits lessees to use either a full retrospective approach, or a modified retrospective approach, with certain transition relief whereby restatement of comparative data is not required.

We are evaluating the possible effects of the new Standard. However, at this stage, the Company is unable to quantify the impact on the financial statements.

A.	Operating Results

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

The following tables set forth certain data from our statement of profit or loss for the years ended December 31, 2015 and 2016, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included elsewhere in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

Statements of Profits or Loss
(U.S. dollars, in thousands)
	Year ended December 31,
	2015	2016

Revenues	973,194	1,108,621

Cost of revenues	741,270	849,840

Gross profit	231,924	258,781

Research and development expenses, net	15,123	22,328
Selling, marketing, general and administrative expenses	140,935	147,953

Operating income	75,866	88,500

Financial expenses	(14,955)	(17,594)
Financial income	5,422	6,008
Group's share of earnings of companies accounted for at equity, net	5	349

Income before taxes on income	66,338	77,263
Taxes on income	15,984	21,163

Net income	$50,354	$56,100

Attributable to:
Equity holders of the Company	19,829	22,445
Redeemable non-controlling interests	864	2,125
Non-controlling interests	29,661	31,530

	$50,354	$56,100

Statement of Income Data as a

Percentage of Revenues

	Year ended December 31,
	2015	2016

Revenues	100%	100%

Cost of revenues	76%	77%

Gross profit	24%	23%

Research and development expenses, net	2%	2%
Selling, marketing, general and administrative expenses	14%	13%

Operating income	8%	8%

Financial expenses	(2)%	(2)%
Financial income	1%	1%

Income before taxes on income	7%	7%
Taxes on income	2%	2%

Net income	5%	5%

Attributable to:
Equity holders of the Company	2%	2%
Non-controlling interests	3%	3%

	5%	5%

Revenues. Revenues in 2016 increased by 13.9%, from $ 973.2 million in 2015 to $ 1,108.6 million in 2016. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by 14.4%, from $ 730.4 million in 2015 to $ 835.4 million in 2016, and revenues from the sale of our proprietary software products and related services increased by 12.5%, from $ 242.8 million in 2015 to $ 273.2 million in 2016.

The increase in software services revenues was recorded across all our investees reporting under this revenue stream: Matrix, Magic Software and InSync) and primarily due to the growth in

Matrix:

Matrix's revenues increased from NIS 2,280.1 million (approximately $ 586.6 million) in 2015 to NIS 2,544.6 million (approximately $ 662.6 million) in 2016, reflecting an increase of 11.6% when measured in NIS, Matrix local currency (compared to 13.0% when measured in U.S dollars due to the devaluation of the U.S Dollar versus the NIS). The increase in Matrix’s revenues was due to an increase in almost all of Matrix’s principal areas of operations. The increase was primarily attributable to an increase of 9.7 % in Matrix’s software solutions and services in Israel business line from NIS 1,409.4 million (approximately $ 362.6 million) in 2015 to NIS 1,546.3 million (approximately $ 402.6 million) in 2016 and an increase of 28.6% in Matrix’s computer infrastructure and integration solutions from NIS 325.5 million (approximately $ 83.7 million) in 2015 to NIS 418.5 million (approximately $ 109.0 million) in 2016. Revenues from Matrix’s software product marketing and support business line, were similar in 2016 and 2015.

Magic Software:

Magic Software’s revenues, reported under this revenue stream, increased by 20.8% from $ 116.8 million to $ 141.1 million, primarily attributable to (i) increased demand for Magic Software’s professional services offerings of Comblack IT Ltd and Infinigy Solutions LLC in addition to the inclusion of Infinigy, a Magic Software subsidiary, for the full year (consolidated during the second half of 2015) and (ii) consolidation for the first time of Shavit Software (2009) Ltd. (consolidated as of November 2016), Twingo Ltd., (consolidated as of August 2016) and Quickcode Ltd., (consolidated as of February 2016) offset by a continued decline in Magic Software’s professional services provided to Ericsson from $12.9 million in 2015 to $7.6 million in 2016, due to the successful completion of number of projects at Ericsson.

InSync:

InSync’s revenues increased by 14.7% from $ 29.9 million to $ 34.3 million, primarily attributable to increased demand for InSync’s professional services offerings.

The increase in revenues from proprietary software products and related services was attributable to Sapiens’ organic growth of approximately $38.0 million, primarily due to implementation and professional services generated from Sapiens existing and new customers, which were offset in part, in an amount of $4.6 million, resulting from to the devaluation of foreign currencies (in which revenues were received) relative to the U.S. dollar. The increase was furthermore due to $3.5 million of revenues attributable to MaxPro and 4Sight results, both subsidiaries of Sapiens, which were included in our consolidated results for the first time for the year ended December 31, 2016.

A breakdown of our overall revenues into proprietary software products and related services and software services revenues for the years ended December 31, 2015 and 2016, the percentage those respective categories of revenues constituted out of our total revenues in those years, and the percentage change for each such category of revenues from 2015 to 2016, are provided in the below table:

	Year ended		Year-over	Year ended
	December 31, 2015		Year	December 31, 2016
	Revenues	Percentage	change	Revenues	Percentage
Revenue category	($ in thousands)

Proprietary software	242,818	24.95%	12.5%	273,235	24.65%
products and related services
Software services	730,376	75.05%	14.4%	835,386	75.35%

Total	973,194	100%	13.9%	1,108,621	100%

Revenues by geographical region

The dollar amount and percentage share of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2015 and 2016, respectively, as well as the percentage change between such years, were as follows:

	Year ended December 31,
	2015	2016

Israel	$570,614	$663,341
International:
United States	252,526	283,297
Europe	112,169	115,444
Japan	30,009	38,310
Other	7,876	8,229

Total	$973,194	$1,108,621

Cost of Revenues. Cost of revenues consists primarily of wages, personnel expenses, other personnel-related expenses of software consultants, subcontractors and engineers, amortization of capitalized software, and hardware and other materials costs. Cost of revenues increased by 14.6% from $ 741.3 million in 2015 to $ 849.8 million in 2016. As a percentage of total revenues, costs of revenues in 2015 and 2016 were 76.2% and 76.7%, respectively.

Our proprietary software solutions and related services sales are generally characterized by a higher gross margin than sales of our software services. The cost of revenues for proprietary software solutions and related services increased from $ 131.1 million in 2015 to $ 149.2 million in 2016. As a percentage of our proprietary software solutions and related services revenues, costs of revenues for proprietary software solutions and related services in 2015 and 2016 remained relatively stable at 54% in 2015 compared to 54.6% in 2016.

The cost of revenues for software services increased from $ 610.1 million in 2015 to $ 700.6 million in 2016. As a percentage of software services revenues, costs of revenues for software services in 2015 and 2016 remained relatively stable at 83.5% in 2015 compared to 83.9% in 2016.

The increase in our cost of revenues was primarily due to the following:

Matrix:

Matrix’s cost of revenues increased 13.7% from $ 492.8 million in 2015 to $ 560.4 million in 2016. The increase in absolute cost of revenues was related to the increase in their revenues during the year ended December 31, 2016 relative to the year ended December 31, 2015. The level of Matrix’s cost of revenues as a percentage of their revenues remained relatively stable in 2016 increasing from 84% in 2015 to 84.6% in 2016. The increase in Matrix’s cost of revenues as a percentage of its revenues as recorded in U.S. dollars was primarily attributable to increase in employee salary rates in Israel and in the U.S.

Sapiens:

Sapiens’ cost of revenues increased 14.8% from $ 110.0 million in 2015 to $ 126.3 million in 2016. The increase in absolute cost of revenues was related to the increase in its revenues during the year ended December 31, 2016 relative to the year ended December 31, 2015, including due to the inclusion of MaxPro and 4Sight, both subsidiaries of Sapiens, in our consolidated results for the first time for the year ended December 31, 2016. Certain projects in certain non-central locations that are not part of Sapiens core insurance business had a lower degree of profitability, which contributed to the slight increase in Sapiens cost of revenues as a percentage of their revenues. In addition, the appreciation of the NIS relative to the U.S. dollar increased Sapiens cost of revenues as a percentage of their revenues as recorded in U.S. dollars for the year ended December 31, 2016.

Magic Software:

Magic Software’s cost of revenues increased 17.8% from $ 113.2 million in 2015 to $ 133.4 million in 2016. The increase in cost of revenues was primarily attributable to (i) the inclusion of Infinigy, a Magic Software subsidiary, for the full year (consolidated during the second half of 2015) and (ii) consolidation for the first time of Shavit Software (2009) Ltd. (consolidated as of November 2016), Twingo Ltd., (consolidated as of August 2016) and Quickcode Ltd., (consolidated as of February 2016), with the remaining increase being consistent with the increase in Magic Software’s revenues from IT consulting services, though offset by continued decline in Magic’s U.S. IT professional services provided to Ericsson.

InSync:

InSync’s cost of revenues increased 18.0% from $ 25.3 million in 2015 to $ 29.8 million in 2016. The increase in absolute cost of revenues was related to the increase in its revenues during the year ended December 31, 2016 relative to the year ended December 31, 2015.

Cost of revenues for the years ended December 31, 2015 and 2016 include insignificant amounts of stock-based compensation.

Research and Development Costs, net. Research and development, or R&D, expenses consist primarily of wages and related expenses and, to a lesser degree, consulting fees that we pay to employees and independent contractors, respectively, engaged in research and development.  Research and development expenses, net, consist of research and development expenses, gross, less capitalized software costs.  Research and development expenses, gross, increased from $ 25.0 million in 2015 to $ 32.1 million in 2016, mainly due to our greater level of investment in research and development activities both in Magic Software and in Sapiens in support of the expansion of our offering of solutions in the year ended December 31, 2016, including due to the inclusion of MaxPro, 4Sight, both subsidiaries of Sapiens, and Roshtov, a subsidiary of Magic, in our consolidated results for the first time for the year ended December 31, 2016.

In 2016, we capitalized software costs of $ 9.8 million, compared to $ 9.9 million in 2015. Capitalization of software costs in 2015 and 2016 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and Sapiens). Research and development expenses, net, increased from $ 15.1 million in 2015 to $ 22.3 million in 2016, mainly due to the factors described above.

As a percentage of revenues, research and development expenses, net, increased from 1.6% in 2015 to 2.0% in 2016. Research and development expenses for the years ended December 31, 2015 and 2016 include insignificant amounts of stock-based compensation.

Selling, Marketing General and Administrative Expenses. Selling, marketing, general and administrative expenses consist primarily of cost of salaries, severance and related expenses of sales, marketing, management and administrative employees, travel expenses, selling expenses, rent, utilities, communications expenses, expenses related to external consultants, depreciation, amortization and other expenses. Selling, marketing, general and administrative expenses increased from $ 140.9 million in 2015 to $ 148.0 million in 2016. As a percentage of revenues, selling, marketing, general and administrative expenses decreased from 14.5% in 2015 to 13.4% in 2016.

The increase in the absolute amount of selling, general and administrative expenses was primarily attributable to increase in (1) Magic Software’s general and administrative expenses increasing from $ 12.1 million in 2015 to $ 16.1 million in 2016, mainly attributable to (i) acquisitions of subsidiaries consolidated for the first time in 2016 and to acquisitions completed during 2015 and consolidated for the entire year for the first time in 2016 amounting to $2.8 million; and (ii) valuation of contingent liabilities in acquired subsidiaries amounting to $0.5 million; and (iii) an increase in headcount of general and administrative employees, and (2) Sapiens’ selling, marketing general and administrative expenses increasing from $ 42.6 million in 2015 to $ 47.1 million in 2016, mainly attributable to a greater investment in Sapiens sales and marketing organizations team and their increased marketing expenses to support their brands and expand sales opportunities, including due to the inclusion of MaxPro and 4Sight, both subsidiaries of Sapiens in our consolidated results for the first time for the year ended December 31, 2016, which was evidenced by Sapiens 16.5% increase in their revenues in the year ended December 31,2016.

Selling, marketing general and administrative expenses for the years ended December 31, 2015 and 2016 include $ 4.2 million and $ 4.3 million, respectively, of stock-based compensation expenses.

Operating Income. Our operating income increased from $ 75.9 million in 2015 to $ 88.5 million in 2016. As a percentage of revenues, our operating remained relatively stable increasing from 7.8% in 2015 to 8.0% in 2016. The increase in our operating income during the year ended December 31, 2016 relative to the year ended December 31, 2015 as an absolute amount was attributable to the various gross profit and operating expenses trends described above.

Financial Expenses, net. Financial expenses increased from $ 15.0 million in 2015 to $ 17.6 million in 2016. Financial expenses, net increased from $ 9.5 million in 2015 to $ 11.6 million in 2016. Financial expenses are influenced by various factors, including our cash balances, loan balances, outstanding debentures, changes in market value of trading marketable securities, changes in the exchange rate of the NIS against the dollar, changes in the exchange rate of the dollar against the Euro and changes in the Israeli consumer price index, or CPI. The increase in financial expenses in 2016 was primarily attributable to (i) increase in financial expenses recorded with respect to Formula’s debentures, which were issued on September 2015, from $ 0.6 million in 2015 to $2.0 million in 2016 and (ii) increase in financial expenses recorded with respect of change in financial liabilities of put options granted to non-controlling interests from $ 1.2 million in 2015 to $ 2.6 million in 2016.

Equity in gains of affiliated companies net. Our equity in gains of affiliated companies, net increased from $ 5 thousand in 2015 to $ 349 thousand in 2016. Our equity in gains of affiliates in 2016 was attributable to TSG.

Taxes on Income. Taxes on income increased from $ 16.0 million in 2015 to $ 21.2 million in 2016. The increase in our expense from taxes on income was primarily attributable to (i) an increase in our taxable income in the jurisdictions in which we operate, (ii) during the year ended December 31, 2016, certain of our subsidiaries in Israel and the UK became subject to tax liability following the utilization of tax benefits in previous years and (iii) a decrease in deferred tax assets recorded mainly in Matrix and having a negative impact of $0.9 million, resulting from a decrease in Israel’s corporate income tax rate from 25% to 23% which was approved by the Israeli parliament on December 2016.

Net income attributable to redeemable non-controlling interests. Change in redeemable non-controlling interest in 2015 amounted to an expense of $ 0.9 million. Change in redeemable non-controlling interest in 2016 amounted to amounted to an expense of $ 2.1 million. Net income attributable to redeemable non-controlling interests includes the redeemable non-controlling interests held by other shareholders in our consolidated companies which are not wholly owned by Formula during each of the periods indicated to which we have granted put options to sell part or all of their capital interests in our subsidiary.

Net Income Attributable to Non-Controlling Interests. Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies which are not wholly owned by Formula during each of the periods indicated. Net income attributable to non-controlling interests increased from $ 29.7 million in 2015 to $ 31.6 million in 2016.

Impact of Inflation and Currency Fluctuations on Results of Operations

Our financial statements are stated in U.S. dollars, our functional currency. However, most of our revenues and expenses from our software services revenue line are denominated in NIS and a substantial portion of our revenues and costs from our proprietary software products and related services revenue line are incurred in other currencies, particularly NIS, Euros, Japanese yen, and the British pound. We also maintain substantial non-U.S. dollar balances of assets, including cash, accounts receivable, and liabilities, including accounts payable, debentures and debt to financial institutions Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may adversely affect our business, results of operations and financial condition. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars using the average exchange rate over the period during which the transactions occur, in accordance with IFRS. Therefore, we are exposed to the risk that the devaluation of the NIS relative to the U.S. dollar may reduce the revenue growth rate and profitability for our software services in dollar terms. The representative average exchange rate of the NIS to the dollar in 2015 and 2016, as reported by the Bank of Israel, was NIS 3.8869 per US$1 and NIS 3.8406 per US$1, respectively. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently mainly denominated in U.S dollar, Euros, Japanese Yen and the British Pound, whereas a substantial portion of our expenses relating to those products, principally salaries and related personnel expenses, are denominated in NIS. As a result, the devaluation of the Euro or those other currencies relative to the dollar (as was the case in 2014, 2015 and 2016 with respect to the Euro and as was in the case of the Japanese Yen in 2014 and 2015 and as was in the case of the British Pound in 2016 following the Brexit) reduces the revenue growth rate and profitability for our proprietary software products and related services in dollar terms, thereby adversely affecting our operating results. On the other hand, the devaluation of the NIS relative to the dollar, which occurred in 2015, decreased the relative value of the NIS-denominated operating costs related to our proprietary software product revenues, and, therefore, partially compensates for the negative effect on our revenues and our profitability.

Since most of our expenses are incurred in NIS, the dollar cost of our operations also rises as a result of any increase in the rate of inflation in Israel, to the extent that such inflation is not offset, or is only offset on a lagging basis, by the devaluation (if any) of the NIS against the dollar during a relevant period of time. The Israeli rate of inflation amounted to (-0.2)%, (-1.0)% and (-0.2)% for the years ended December 31, 2014, 2015 and 2016, respectively. In 2014 and 2015, the U.S. dollar appreciated relative to the NIS at a rate that eclipsed the Israeli rate of deflation for those years. In 2016 the NIS appreciated relative to the U.S dollar.

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

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation (appreciation) of NIS against the US$*	Devaluation (appreciation) of Euro against the US$*
	%	%	%

2014	(-0.2)	(12.0)	(11.8)
2015	(-1.0)	(0.3)	(10.4)
2016	(-0.2)	1.5	(3.5)

*Reflects the change in the exchange rate from January 1 to December 31 of the relevant year, rather than the difference in the average exchange rate over the course of each year relative to the previous year.

Effective Corporate Tax Rates in Israel

Tax regulations have a material impact on our business, particularly in Israel where we have the headquarters or certain our investees. The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of government programs from which we, and some of our subsidiaries, benefit. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.

Corporate Tax

Israeli companies are generally subject to corporate tax on their taxable income. In 2017, the corporate tax rate is 24% (in 2015 and 2016, the corporate tax rate was 26.5% and 25%, respectively) and as of 2018 the corporate tax rate will be 23%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or Preferred Enterprise, as further discussed below, may be considerably less. In addition, Israeli companies are generally subject to tax at the prevailing regular corporate tax rate on their capital gains.

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, provides certain tax benefits for an “Industrial Company”. Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company that was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose major activity, in a given tax year, is industrial production.

An Industrial Company is entitled to certain tax benefits, including:

•	Deduction of the cost of the purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Company;

•	The right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it; and
•	Accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

We believe that certain of our Israeli subsidiaries currently qualify as Industrial Companies within the definition under the Industry Encouragement Law. We cannot assure you that we will continue to qualify as Industrial Companies or that the benefits described above will be available in the future.

Tax Benefits under the Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for capital investments in a production facility (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made or the election of the grantee. In order to qualify for these incentives, an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise is required to comply with the requirements of the Investment Law.

The Investment Law has been amended several times over the last years, with the three most significant changes effective as of April 1, 2005 (referred to as the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably to forego such benefits and elect the benefits of the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax Benefits for Income from Approved Enterprises Approved Before April 1, 2005

Under the Investment Law prior to the 2005 Amendment, a company that wished to receive benefits on its investment program that is implemented in accordance with the provisions of the Investment Law (referred to as an Approved Enterprise), had to receive an approval from the Israeli Authority for Investments and Development of the Industry and Economy (referred to as the Investment Center) which we refer to as the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval.

An Approved Enterprise may elect to forego any entitlement to the cash grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between 2 and 10 years from the first year of taxable income, depending on the geographic location within Israel of the Approved Enterprise, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below. The benefits period under Approved Enterprise status is limited to 12 years from the year in which the production commenced (as determined by the Investment Center), or 14 years from the year of receipt of the approval as an Approved Enterprise, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. The entitlement to the above benefits is subject to fulfillment of certain conditions, according to the law and related regulations.

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

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval with respect thereto, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index and interest or other monetary penalty.

In our case, subject to compliance with applicable requirements stipulated in the Investment Law and its regulations and in the specific certificate of approval, as described above, the portion of undistributed income derived from Approved Enterprise programs of one of Sapiens Israeli subsidiaries was exempt from corporate tax for a period of two years commencing in 2014,

Tax benefits under the 2005 Amendment that became effective on April 1, 2005.

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

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depends on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income generated by the Beneficiary Enterprise for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as explained above. The benefits period is limited to 12 or 14 years from the year the company first chose to have the tax benefits apply, depending on the location of the company

Dividends paid out of income attributed to a Beneficiary Enterprise (or out of dividends received from a company whose income is attributed to a Beneficiary Enterprise) are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Beneficiary Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to an FIC, in which case the 12-year limit does not apply. Furthermore, a company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income attributed to its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable.

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

The 2011 Amendment canceled the availability of the benefits granted to companies in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise was located in a certain development zone, in which case the rate was 10%. Such corporate tax rates were reduced to 12.5% and 7%, respectively, in 2013 and were increased to 16% and 9%, respectively, in 2014 until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a Preferred Enterprise that is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition for ‘Special Preferred Enterprise’ includes less stringent conditions.

Dividends paid out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). In 2017 to 2019, dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, that had participated in an alternative benefits program, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met ; and (iii) a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met. As of December 31, 2014 and 2015, some of our Israeli subsidiaries had filed a request to apply the new benefits under the 2011 Amendment.

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017, subject to the publication of regulations that were expected to be released before March 31, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (referred to as NATI).

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby benefit from a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will benefit from a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20%, and if distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

We are examining the impact of the 2017 Amendment and the degree to which our Israeli investees will qualify as a Preferred Technology Enterprise or Special Preferred Technology Enterprise, and the amount of Preferred Technology Income that our investees may have, or other benefits that our investees may receive, from the 2017 Amendment.

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. Such expenditures must relate to scientific research and development projects, and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company’s business and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period

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

Current Outlook

We had cash and cash equivalents and short-term investments of $283.4 million and $275.7 million at December 31, 2015 and December 31, 2016, respectively. At December 31, 2015 and December 31, 2016, we had indebtedness to banks and others of $ 220.1 million and $ 259.0 million, respectively, of which $ 59.3 million and $88.0 million were current liabilities and $ 160.8 million and $ 171.0 million were long-term liabilities as of those respective dates. In addition, as of December 31, 2016, we had indebtedness of $58.7 million outstanding under our secured debentures and convertible debentures which we sold in a public offering in Israel in September 2015, as described below.

In January 2014, Formula received a NIS 200 million loan (approximately $57.6 million) from a leading Israeli institutional investor. The loan is secured by certain of the shares of each of our publicly held subsidiary and affiliated companies. The loan's average duration from inception is approximately four years (paid over a period of 6 years, with the first payment made in January 2016) and carries a fixed annual interest rate of 5.5%.

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

In September 2015, Formula consummated a public offering of debentures in Israel. The two series of debentures issued by Formula in the public offering consisted of one series of debentures (the “Series A Secured Debentures”) that are secured by liens on the shares of Formula’s subsidiaries and affiliate held by Formula, while the second series (the “Series B Convertible Debentures,” and, together with the Secured Debentures, the “Debentures”) are convertible into ordinary shares of Formula. The Debentures are listed for trading only on the TASE.

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

Currently, Matrix, Sapiens, Magic Software and Formula have such material credit facilities outstanding. The long-term debt obligations of Matrix bear fixed interest at an average annual rate of 2.60%-5.85%. The long-term debt obligations of Magic Software bear fixed interest at an annual rate of 2.60%. These credit facilities expire over a period of time that ranges from 1 to 7 years.

As of December 31, 2016, Matrix had aggregate short-term obligations to banks and others of NIS 256.1 million (approximately $ 66.6 million) and aggregate long-term obligations to banks of NIS 208.0 million (approximately $ 54.1 million) under its credit facilities. As of December 31, 2016, Magic Software had aggregate short-tem obligations to banks and others of $ 5.6 million and aggregate long-term obligations to banks and others of $ 27.3 million) under its credit facilities.

In November 2016, Magic Software obtained a NIS 120 million (approximately $31.4 million) loan linked to the New Israel shekel from an Israeli institution. Magic Software intend to use the proceeds from this loan for its general corporate purposes, which may include the funding of its working capital needs and the funding of potential acquisitions. The principal amount of the loan is payable in seven equal annual payments with the final payment due on November 2, 2023 and bears a fixed interest rate of 2.60% per annum, payable in two semi-annually payments. The loan, which may be prepaid under certain circumstances, is subject to various financial covenants which mainly consist of the following:

1.	Magic Software equity will not be lower than $ 100 million (one hundred million U.S. Dollars) at all times.
2.	Magic Software cash and cash equivalent and marketable securities available for sales will not be less than $10 million (ten million U.S. Dollars).
3.	The ratio of Magic Software total financial debts to total assets will not exceed 50%.
4.	The ratio of Magic Software total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.25 to 1.
5.	Magic Software will not create any pledge on all of its property and assets in favor of any third party without the financial institution’s consent

In the first quarter of 2017, Sapiens (via its wholly-owned subsidiary, Sapiens Americas Corporation, or the Borrower) entered into a secured credit agreement, or the Credit Agreement, with HSBC Bank USA, National Association, or the Lender, in connection with, and as financing for, Sapiens’ acquisition of StoneRiver. Pursuant to the Credit Agreement, Sapiens borrowed $ 40 million, or the Bank Loan, for a five-year term. The Bank Loan will mature in March 2022 and is payable in equal consecutive quarterly principal installments of principal and accrued interest. The Borrower is entitled to prepay the Bank Loan at any time (on any interest payment date) without penalty upon notice to the Lender. The Bank Loan bears interest at the rate of LIBOR plus 1.85%.

The repayment of the Bank Loan is secured by a first priority liens over (i) substantially all assets of the Borrower and its US subsidiaries and (ii) the shares of the Borrower held by Sapiens International Corporation B.V. Certain affiliated entities of the Borrower have guaranteed the repayment of the Bank Loan. The Credit Agreement contains customary representations and warranties, affirmative covenants and negative covenants, which include, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions with respect to the property secured by the lien. The Credit Agreement also contains customary events of default that entitle the Lender to cause any or all of our company's indebtedness to become immediately due and payable and to foreclose on the lien, and includes customary grace periods before certain events are deemed events of default.

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

As of the date of the financial statements, Formula, Magic Software and Matrix were in compliance with the above financial covenants.

Cash Provided by Operating Activities

Cash flow provided by our operating activities decreased from $87.1 million in 2015 to $75.0 million in 2016.

Net cash provided by operating activities in 2016 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to (i) depreciation and amortization of capitalized research and development assets, other intangible assets (mainly customer relations) and property, plants and equipment, in an aggregate amount of $ 32.4 million, (ii) stock-based compensation expenses, in an amount of $ 4.4 million, (iii) an increase in trade payables and in other accounts payable and employees and payroll accrual, in an aggregate amount of $ 14.1 million, (iv) an increase in redeemable non-controlling interests’ put option and in liabilities in respect of business combinations, in an aggregate amount of $ 3.8 million, and (v) decrease in inventory of $ 0.9 million, (vi) change in value of debentures of $ 1.4 million and (vii) changes in value of short-term and long term loans from banks and others and deposits in an amount of $ 0.5 million. Material downwards adjustments in cash flow for non-cash activity, including changes in operating assets and liabilities, consisted of adjustments of (i) an increase in trade receivables in an amount of $30.1 million, (ii) a decrease in deferred revenues, in an amount of $ 2.7 million, (iii) gain from sale of property, plants and equipment in an amount of $ 3.1 million, (iv) decrease in employee benefit liabilities in an amount of $ 1.7 million and (v) Increase in other current and long-term accounts receivable of $ 0.5 million.

Cash flow provided by operating activities in 2016 was primarily comprised of $29.8 million provided by Matrix, $26.0 million provided by Sapiens, and $28.0 million provided by Magic, offset by $5.4 million used by Formula and approximately $ 3.4 million used by Insync.

Net cash provided by operations in 2015 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to (i) depreciation and amortization of capitalized research and development assets and other intangible assets (mainly customer relations) and property, plants and equipment, in an aggregate amount of $ 30.9 million, (ii) stock-based compensation expenses, in an amount of $4.9 million, (iii) increase in other accounts payable and employees and payroll accrual and deferred revenues, in an aggregate amount of $12.5 million, (iv) increase in trade payables in an amount of $10.0 million, (v) change in deferred taxes, net in an amount of $ 2.1 million, and (vi) change in redeemable non-controlling interests’ put option and in liabilities in respect of business combinations, in an aggregate amount of $ 1.6 million. Material downwards adjustments in cash flow for non-cash activity, including changes in operating assets and liabilities, consisted of adjustments of (i) an increase in trade receivables in an amount of $17.7 million, (ii) an increase in inventory, in an amount of $2.4 million, reflecting our subsidiaries’ strategy to maintain adequate, but not excessive, levels of inventory based on their anticipation of future demand for proprietary software products and software services, (iii) increase in other current and long term account receivables in an amount of $4.2 million, (iv) decrease in employee benefit liabilities in an amount of $0.5 million and (v) Realized gain from sale of available for sale securities of $ 0.3 million.

Cash flow provided by operating activities in 2015 was primarily comprised of $25.9 million provided by Matrix, $40.4 million provided by Sapiens, $19.6 million provided by Magic.

Cash provided by (used in) Financing Activities

Cash used in financing activities of $7.0 million in 2016 compared to cash provided by financing activities of $ 20.6 million in 2015, mainly reflecting the cumulative effect of the following financing-related transactions that occurred over the course of those years:

Year Ended December 31, 2016

In June 2016, Formula declared a cash dividend to its shareholders, to be paid in July 2016, of $0.34 per share. The aggregate amount distributed by Formula was approximately $5.0 million.

In January 2016, Formula declared a cash dividend to its shareholders, to be paid in February 2016, of $0.34 per share. The aggregate amount distributed by Formula was approximately $5.0 million.

In March 2016, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $ 6.4 million, of which $ 3.2 million was paid to non-controlling interests in Matrix.

In June 2016, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $ 6.0 million, of which $ 3.0 million was paid to non-controlling interests in Matrix.

In September 2016, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $ 7.8 million, of which $ 3.9 million was paid to non-controlling interests in Matrix.

In December 2016, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $ 5.9 million, of which $ 3.0 million was paid to non-controlling interests in Matrix.

In June 2016, Sapiens distributed to its shareholders a cash dividend in the aggregate amount of $0.20 per common shares. The aggregate amount distributed by Sapiens was approximately $ 10.0 million.

In February 2016, Magic Software declared a cash dividend in the amount of $0.09 per share that was paid on March 17, 2016. The aggregate amount distributed by Magic Software was approximately $4.0 million.

In August 2016, Magic Software declared a cash dividend in the amount of $0.085 per share that was paid on September 22, 2016. The aggregate amount distributed by Magic Software was approximately $3.8 million.

In addition, net cash used in financing activities in 2016 was attributable to (i) repayment of long term loans from banks and others in an amount of $ 37.4 million, (ii) purchase of non-controlling interests and redeemable non-controlling interests in an amount of $ 3.2 million (iii) cash paid in conjunction with acquisition of activities in an amount of $1.2 million and (iv) distribution of $ 1.4 million to our ultimate parent company for a business acquisition under common control (that is, for the acquisition of Insseco, as described in Item 3.A, “Selected Financial Data” above), offset by (i) receipt of long term loans in an amount of $ 49.6 million (ii) exercise of employees stock options in subsidiaries in an amount of $ 0.9 million and (iii) an increase in short-term bank credit, net in an amount of $ 20.7 million.

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

In addition, net cash provided by financing activities in 2015 was attributable to (i) our issuance of debentures in the

In addition, net cash provided by financing activities in 2015 was attributable to (i) our issuance of debentures in the amount of $ 58.6 million (ii) an increase in short term bank credit, net and proceeds from long term debt in the aggregate amount of $ 35.0 million and (iii) exercise of employees stock options in subsidiaries in an amount of $ 2.0 million, offset by (i) repayment of long term loans from banks and others in an amount of $ 26.9 million, (ii) distribution of $ 8.5 million to our ultimate parent company for a business acquisition under common control (that is, for the acquisition of Insseco, as described in Item 3.A, “Selected Financial Data” above), and (iii) cash paid in conjunction with acquisition of activities and Purchase of non-controlling interests in the aggregate amount of $ 6.7 million.

Cash Used in Investing Activities

Net cash used in our investing activities was $ 78.9 million in 2016 compared to $ 31.5 million in 2015. Net cash used in investing activities in 2016 was attributable to (i) expenditure (net of cash acquired) with respect to business acquisitions in an amount of $ 44.8 million, (ii) purchase of property and equipment in an amount of $ 9.1 million, (iii) Investment in and loans to affiliates and other companies $ 25.8 million, (iv) capitalization of software development and other cost in an amount of $9.8 million, (v) increase in restricted cash in other accounts receivable in an amount of $ 0.5 million and (vi) payments to former shareholders of consolidated companies in an amount of $ 1.8 million, offset by (i) proceeds from sale of marketable securities, net in an amount of $ 8.5 million and (ii) proceeds from sale of property, plants and equipment in an amount of $ 2.3 million and (iii) changes in short term deposits, net in an amount of $ 2.7 million.

Net cash used in our investing activities was $ 31.5 million in 2015. Net cash used in investing activities in 2015 was attributable to (i) expenditure (net of cash acquired) with respect to business acquisitions in an amount of $ 17.0 million, (ii) purchase of property and equipment in an amount of $ 6.8 million, (iii) proceeds from sale of marketable securities, net in an amount of $ 0.7 million, (iv) capitalization of software development and other cost in an amount of $9.9 million, and (vi) increase in restricted cash in other accounts receivable in an amount of $ 0.9 million, offset by (i) change in short term deposits in an amount of $ 3.9 million.

Company Commitments

In January 2014, Formula agreed to the terms of a NIS 200 million loan (approximately $57.6 million) that was extended to us by a leading Israeli institutional investor. The loan is secured by certain of the shares of each of our publicly held subsidiaries and affiliated company. The loan's average duration is approximately four years (paid over a period of 6 years) and carries a fixed annual interest rate of 5.5%. The terms of the loan are further described above.

In September 2015, Formula consummated a public offering in Israel of its Series A Secured Debentures and Series B Convertible Debentures, or together, the New Debentures. The Debentures are listed for trading only on the TASE.

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

As of December 31, 2016, we were in full compliance with the financial covenants of our loan and Series A Secured Debentures and Series B Convertible Debentures.

We do not have material commitments for capital expenditures by Formula as of December 31, 2016 or as of the date of this annual report.

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Indemnification of Office Holders.”

Subsidiary Commitments

Our subsidiaries do not have any material commitments for capital expenditures as of December 31, 2016 or as of the date of this annual report.

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

Our subsidiaries and affiliate as of December 31, 2016 have provided bank guarantees aggregating to approximately $ 20.8 million as security for the performance of various contracts with customers. If our subsidiaries and affiliates were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

Our subsidiaries and affiliate as of December 31, 2016 have also provided additional bank guarantees aggregating to $ 4.7 million as security for rent to be paid for their offices. If our subsidiary and affiliate were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees pay amounts claimed to be due.

Pursuant to the credit agreement and the Secured Debentures described above, liens have been incurred over a certain portion of our investment in outstanding shares of Matrix, Sapiens and Magic Software.

We and IAI granted TSG, our jointly controlled affiliate, in equal share, a guarantee of NIS 40 million (approximately $ 10.4 million) as security against TSG’s bank credit line and bank guarantees issued by TSG for the performance of various contracts with its customers.

C.	Research and Development, Patents and Licenses, etc.

The net amounts that we spent on research and development activities in 2015 and 2016 were $ 15.1 million and $ 22.3 million, respectively. For more information about our research and development activities, see “Item 4. Information on the Company—Business Overview— Software Development.”

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2016.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
	(U.S. dollars, in thousands)
Long-term debt obligations (1)	159,271	41,240	71,640	29,127	17,264
Lease obligations	62,732	26,206	26,013	10,513
Liabilities in respect of the acquisitions of operations	46,335	9,795	35,412	1,128
Debentures	58,467	3,324	38,519	6,648	9,976
Liability to the Innovation Authority (2)
Uncertainties in income taxes (3)	3,770
Accrued severance payments, net (4)	6,176
Total	336,751	80,565	171,584	47,416	27,240

(1)	Does not include interest.
(2)	Does not include contingent liabilities to the Innovation Authority of approximately $7.1 million as described in Note 17(f) to our consolidated financial statements contained elsewhere in this annual report.
(3)	Payment of uncertain tax benefits would result from settlements with taxation authorities. Due to the difficulty in determining the timing of settlements, this information is not included in the above table. We do not expect to make any significant payments for these uncertain tax positions within the next 12 months.
(4)	Accrued severance payments, net relate to accrued severance obligations and notice obligations mainly to our Israeli employees as required under Israeli labor law or personal employment agreements. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information about our directors and senior management as of May 11, 2017.

Name	Age	Position	Expiration of Current Term of Directorship/Office
Guy Bernstein	49	Chief Executive Officer	December 2019 or upon 180 days advanced written notice of either party
Asaf Berenstin	39	Chief Financial Officer	No formal arrangement regarding expiration of term of office
Maya Solomon-Ella	39	Chief Operational Officer	No formal arrangement regarding expiration of term of office
Marek Panek	47	Chairman of the Board of Directors	2017 annual shareholders meeting
Rafal Kozlowski	43	Director	2017 annual shareholders meeting
Dafna Cohen (1) (3)	47	Director	2017 annual shareholders meeting
Eli Zamir(1) (2) (3)	47	External director	December 2018
Iris Yahal(1) (2) (3)	55	External director	December 2018

(1)	Serves on the audit committee of our board of directors.
(2)	Serves as an external director under the Companies Law. See “Item 6. Directors, Senior Management and Employees—Board Practices—External Directors under the Companies Law; Audit Committee; Internal Auditor; Approval of Certain Transactions under the Companies Law,” below.
(3)	Serves on the compensation committee of our board of directors.

Guy Bernstein has served as our Chief Executive Officer since January 2008. Mr. Bernstein served as a member of our board of directors from November 2006 to December 2008. Mr. Bernstein served as a director of Emblaze Ltd., or Emblaze, our former controlling shareholder and a publicly-traded company listed on the London Stock Exchange, from April 2004 until February 2011. From December 2006 to November 2010, Mr. Bernstein also served as chief executive officer of Emblaze, and, prior thereto, from April 2004 to December 2006, as the chief financial officer of Emblaze. Mr. Bernstein serves as the chairman of the board of directors of each of Matrix and Sapiens and as chief executive officer and director of Magic Software, where he served as the chief financial and operations officer from 1999 until 2004, when he joined Emblaze. He joined Magic Software from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he served as senior manager from 1994 to 1997. Mr. Bernstein also serves as a director of Michpal Micro Computers (1983) Ltd., a director at TSG IT Advanced Systems Ltd., and is a director at inSync staffing, all of them are subsidiaries of Formula Systems Mr. Bernstein holds a B.A. degree in accounting and economics from College of Management and is a certified public accountant in Israel.

Asaf Berenstin has served as our Chief Financial Officer since November 2011. Mr. Berenstin also serves as the Chief Financial Officer of our subsidiary, Magic Software, since April 2010. Prior to such time, beginning in August 2008, Mr. Berenstin served as Magic Software’s corporate controller. Mr. Berenstin also serves as a director of Michpal Micro Computers (1983) Ltd., a director at TSG IT Advanced Systems Ltd., and is a director at inSync staffing, all of them are subsidiaries of Formula Systems. Prior to joining our company, Mr. Berenstin served as a controller at Gilat Satellite Networks Ltd. (NASDAQ: GILT), commencing in July 2007. From October 2003 to July 2007, Mr. Berenstin practiced as a certified public accountant at Kesselman & Kesselman, a member of PriceWaterhouseCoopers. Mr. Berenstin holds a B.A. degree in accounting and economics and an M.B.A. degree, both from Tel-Aviv University, and is a certified public accountant (CPA) in Israel.

Maya Solomon-Ella has served as our Chief Operational Officer since September 2016. In her last position Maya served as the Transaction Support leader in Ernst & Young Israel (Tel-Aviv branch). Maya served in Ernst & Young 13 years, 3 of which with the Assurance Services team (Hi Tech) and 10 of which have been spent in the Transaction Advisory Services (TAS) group. Since joining the TAS group at Ernst & Young, Ms. Solomon-Ella has been involved in M&A transactions across the globe. Ms. Solomon-Ella holds a B.A. degree in Economics-Accounting from Bar Ilan University and is a Certified Public Accountant (CPA) in Israel.

Marek Panek has served as one of our directors since November 2010. Since January 2007 he has been the Vice President of the Board of Directors of Asseco Poland S.A. and he is responsible for supervising the the Capital Group Development Division and the EU Projects Office. Mr. Panek also holds  and has held several other positions at Asseco and its affiliates, including Chairman of the Board of Directors of Asseco Denmark (since March 2011), Chairman of the  Supervisory Board of Asseco Resovia S.A. (since June 2016, former President of the Management Board), Supervisory Board Member of Asseco Central Europe, a.s .(since September 2011), Supervisory Board Member of Sintagma UAB (since April 2011), Supervisory Board Member of Asseco Lietuva UAB (since June 2011), Supervisory Board Member of Asseco Kazahstan LLP (since June 2014), Member of the Board of Directors of ZAO R-Style Softlab (from May 2014 to March 2017), Member of the Board of Directors of Peak Consulting Group ApS (since January 2016), President of the Management Board of Asseco Enterprise Solutions a.s. (since December 2016), Supervisory Board Member of Insseco Sp. Z o.o (from February 2015 to July 2015), Supervisory Board Member of Asseco Bel LLC (from June 2015 to April 2016), Supervisory Board Member of Asseco Northern Europe S.A. (2010-2013), Chairman of the Board of Asseco DACH (2008-2011). During 2007-2008, Mr. Panek served as the Chairman of the Management Board of Asseco SEE and President of the Board of Asseco Romania. Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996); Marketing Director (from October 1996 to March 2003); Sales and Marketing Director (from April 2003 to March 2004); and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007). Prior to joining Asseco, Mr. Panek was employed at the ZE Gantel Sp. z o.o. from 1993 to 1995. Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having been awarded a master’s degree in engineering.

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

Aggregate Compensation Paid to Directors and Executive Officers

In 2016, Formula paid to its directors and executive officers, consisting of the individuals listed above in the table under “—Directors and Senior Management”, direct remuneration and provided related benefits of approximately $2.3 million, in the aggregate with respect to 2016. This aggregate compensation amount includes amounts set aside or accrued to provide pension, retirement or similar post-employment benefits, which themselves totaled less than $5,000 in 2016. In addition, Formula recorded with respect to its directors and executive officers, consisting of the individuals listed above in the table under “—Directors and Senior Management” expenses with respect to equity based compensation in the total amount of $ 0.8 million.

The above aggregate compensation amount does not include the following:

•	expenses, including business travel, professional and business association dues and expenses, for which Formula reimburses its officers; and
•	other fringe benefits that companies in Israel commonly reimburse or pay to their officers,

as amounts incurred for such expenses and benefits in 2016 were paid in reimbursement of activities carried out by our directors and executive officers for strict business purposes in carrying out their duties on behalf of Formula and were therefore not compensatory in nature.

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

The tables below reflect the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2016. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2016.

Compensation of Management (1)

Name and Position(2), (3)	Salary ($)	Benefits And Perquisites ($)	Variable Compensation ($)	Equity Based Compensation ($) (5)
Guy Bernstein – CEO	472,171	(4)	(6)	(7)
Maya Solomon-Ella – COO	36,802	11,727	-	-

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements. We have two office holders who are members of management who are compensated by Formula (CEO and COO). For disclosure concerning compensation paid by us to our remaining four most highly compensated office holders (all of whom are directors), please see the table under “Compensation of Directors” below.

(2)	The executive officer listed in the table is a full-time employee or consultants of Formula. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2016.

(3)	Our Chief Financial Officer, Asaf Berenstin, also serves as the chief financial officer of Magic Software. Pursuant to an agreement between Magic Software and Formula, Mr. Berenstin allocates 30%-40% of his time to Formula. Because he is not compensated by Formula, Mr. Berenstin is not listed in this table, however, Formula recognized an expense of $61,000 in 2016 with respect to restricted shares granted to Mr. Berenstin.

(4)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive officer, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2016 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph (28) of Note 2 and on Note 14(a) to our consolidated financial statements, contained elsewhere in this annual report.

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

(7)	In March 2012, concurrently with the amendment and extension of Mr. Bernstein’s service agreement as our Chief Executive Officer, our Board of Directors awarded him options exercisable for 1,122,782 ordinary shares of Formula, which took the place of 543,840 redeemable ordinary shares that had been granted to him in March 2011 and had been redeemed by Formula. The exercise price of the options granted in March 2012 was NIS 0.01 per share, and the options were exercised in their entirety in June 2013 by Mr. Bernstein. Our redemption right with respect to the ordinary shares issuable upon exercise of these options lapses in equal quarterly installments over an eight-year period that commenced in March 2012 and concludes in December 31, 2019. This March 2012 grant has been accounted for by Formula as a modification to the March 2011 grant to Mr. Bernstein. The total compensation expense that we recorded in our financial statements for the year ended December 31, 2016 in respect of Mr. Bernstein’s March 2012 option grant (constituting his equity compensation for all of 2016) was $ 0.7 million.

Compensation of Directors

The following table sets forth information with respect to compensation of our directors (none of whom serves as an employee of our company) during fiscal year 2016. The fees to the directors were paid by Formula.

Name and Principal Position	Total Fees Earned or Paid in Cash ($)(1)
Marek Panek - Chairman	31,900
Rafal Kozlowski - Director	31,500
Dafna Cohen - Director	39,000
Eli Zamir - External Director	36,200
Iris Yahal - External Director	49,050

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements.

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

In June 2013, all 1,122,782 options were exercised into ordinary shares. Such ordinary shares have been deposited with a trustee and, pursuant to the terms of our 2011 Plan and the option agreement with respect to such options, our chief executive officer is not permitted to vote or dispose of them until the shares are released from the trust. All shares participate in dividends and have the right to vote, however for so long as the shares are held by the trustee (even if they have vested) the voting rights may only be exercised by the trustee. In accordance with the guidelines of our 2011 Share Incentive Plan for so long as the shares underlying any grant under the plan are being held by the trustee they will be voted by the trustee in the same proportion as the results of the other shares voting in the shareholder meeting.  Only those shares for which the vesting period has expired may be collected from the trustee. As of May 11, 2017, all 1,122,782 shares were deposited with the trustee and 736,826 ordinary shares were vested.

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

In November 2014, our board of directors awarded our chief financial officer with 10,000 restricted shares under the 2011 Plan, or the Restricted Shares. The Restricted Shares vest on a quarterly basis over a four-year period, which commenced on November 13, 2014 and concludes in November 13, 2018, provided that during such time the chief financial officer will continue to serve as (i) an officer of the Company and/or (ii) an officer in one of the directly held affiliates, except that if he fail to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute "cause" under his grant agreement with Formula); then, the chief financial officer will be deemed to have complied with clauses (i) or (ii) above. Notwithstanding the foregoing, if a change of control of the Company occurs, then all unvested Restricted Shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and equaled to $ 239 ($ 23.9 per share). As of May 13, 2017, all 10,000 Restricted Shares were deposited with the trustee with 6,250 Ordinary Shares, constituting the currently vested portion of the 10,000 Restricted Shares that Formula’s chief financial officer was granted.

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

Under regulations recently promulgated under the Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the NASDAQ Global Select Market, and that lack a controlling shareholder (as defined below) are exempt from the requirement to appoint external directors. Any such company is also exempt from the Companies Law requirements related to the composition of the audit and compensation committees of the Board. Eligibility for these exemptions is conditioned on compliance with U.S. stock exchange listing rules related to majority Board independence and the composition of the audit and compensation committees of the Board, as applicable to all listed domestic U.S. companies. Because we have a controlling shareholder (Asseco), we are not eligible for these exemptions under the new regulations.

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

Our audit committee consists of our two external directors, Mr. Eli Zamir and Ms. Iris Yahal, as well as Ms. Dafna Cohen. Each of Mr. Zamir, Ms.Yahal and Ms. Cohen qualifies as an independent director under both the NASDAQ listing rules and Rule 10A-3 of the Exchange Act. The board has furthermore determined that Ms. Yahal is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert.”

Compensation Committee and Compensation Policy

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the NASDAQ Global Select Market, and who do not have a controlling shareholder, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company's securities are traded. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee.

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

We initially adopted a compensation policy during 2013. Our compensation policy was not re-approved at our Annual General Meeting of Shareholders that was held on December 21, 2016, but the compensation committee and the board may exercise their right to adopt the compensation policy nonetheless . The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company's objectives, the company's business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company's risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

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

Internal Auditor

Under the Companies Law, the board of directors is required to appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an interested party (i.e., a holder of 5% or more of the voting rights in the company or of the issued share capital, the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors), or a relative of an office holder or of an interested party. In addition, the company’s independent auditor or its representative may not serve as the company’s internal auditor. Our internal auditor is Mr. Eyal Weizman.

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

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Certain of our subsidiaries (Magic Software, Sapiens, Insync, Michpal and Matrix which participated only during the first six months of 2016) participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2016 was approximately $ 173,086.

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

The table below sets forth the average number of employees employed by us, as allocated (i) among our five subsidiaries in which we have effective control through December 31, 2016 and (ii) by geographical area of employment, during each of the last three fiscal years:

	2014	2015	2016
Matrix	7,260	7,644	8,250
Magic Software	1,181	1,203	1,699
Sapiens	1,017	1,573	1,928
TSG	-	375	345
Insync	650	561	1,320
Total	10,108	11,3561	12,222

	2014	2015	2016
Israel	7,869	8,652	9,608
Europe	539	704	838
United States and Canada	1,518	1,538	2,548
South Africa	30	12	10
Asia	152	420	568
Total	10,108	11,326	13,572

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

As of May 11, 2017, none of our directors or officers owned any shares of our company (whether actual ordinary shares or shares issuable upon exercise of options), except for Mr. Guy Bernstein, our Chief Executive Officer, and Mr. Asaf Berenstin, as described below. None of the ordinary shares beneficially owned by Mr. Bernstein have voting rights different from those possessed by other holders of Formula’s ordinary shares.

At the current time, based on information he has provided to us, Mr. Guy Bernstein owns 260,040 of Formula’s ordinary shares, and furthermore holds 1,122,782 shares, which were issued to him upon the exercise of options granted to him in March 2012 (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer”) and of which as of May 11, 2017, 736,826 were vested and the remainder are subject to restrictions.

At the current time, based on information he has provided to us, Mr. Asaf Berenstin owns 10,000 of Formula’s ordinary shares, which were granted to him in November 2014 (as described on Note 13(b) to our consolidated financial statements contained elsewhere in this annual report) and of which as of May 13, 2017, 6,250 are vested and the remainder are subject to restrictions.

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

Of the options available for grant under the 2008 Plan, we granted, in January 2009, options to purchase 396,000 ordinary shares to our Chief Executive Officer, each exercisable at an exercise price of NIS 0.01. (Please see “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of that grant.) As of April 30, 2017, options to purchase 4,000 shares remain available for future grants under the 2008 Plan.

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

As of April 30, 2017, options to purchase 68,378 shares remain available for future grants under the 2011 Plan.

Option Plans of Our Subsidiaries

Our subsidiaries generally have share option plans pursuant to which qualified directors, employees and consultants may be granted options for the purchase of securities of the subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of Formula’s ordinary shares as of April 30, 2017 by each person known to us to be the beneficial owner of 5% or more of Formula’s ordinary shares based on information provided to us by our shareholders or disclosed in public filings with the SEC. Percentages expressed in the below table are based on 14,728,782 ordinary shares outstanding as of April 30, 2017 (which includes ordinary shares subject to restrictions and repurchase by us). Ordinary shares represented by ADSs are included both in the number of our outstanding ordinary shares and in determining the beneficial ownership of any particular shareholder or group of shareholders. None of the holders of the ordinary shares listed in the below table has voting rights different from other holders of Formula’s ordinary shares. Except where indicated otherwise, we believe, based on information furnished by these owners, that each of the beneficial owners of Formula’s shares listed below has sole investment and voting power with respect to such shares.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)
Asseco Poland S.A. (3)	6,823,602		46.3%
Guy Bernstein(4)	996,866		6.8%
Menora Mivtachim Holdings Ltd.(5)	753,898	(4)	5.1%
All directors and executive officers as a group (6 persons)	1,003,116	(6)	6.8%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 14,728,782 ordinary shares issued and outstanding as of May 13, 2017.

(3)	Based on the Schedule 13D filed by Asseco with the SEC on December 6, 2010. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Includes 996,866 ordinary shares held in trust for Mr. Bernstein. In April 2010, Mr. Bernstein, the Company's Chief Executive Officer, exercised options to purchase 260,040 ordinary shares previously granted to him, in connection with his service agreement. In accordance with the terms of the grant, all 260,040 ordinary shares are currently deposited with a trustee and Mr. Bernstein is not permitted to vote or dispose of them until the shares are released from the trust, upon Mr. Bernstein’s request. Furthermore, in March 2012, concurrently with the amendment and extension of Mr. Bernstein’s service agreement, we approved a grant of options to him, exercisable for 1,122,782 ordinary shares, subject to certain vesting conditions. In June 2013, all 1,122,782 options were exercised into shares however they have been deposited per the grant agreement with a trustee. In accordance with the terms of that second option grant, the shares issuable upon exercise of the option have be deposited with a trustee and Mr. Bernstein will not be permitted to dispose of them until the shares are released from the trust, as described in the grant letter. Furthermore, Mr. Bernstein has granted a voting proxy to Asseco in respect of these ordinary shares. As of May 13, 2017, 736,826 of such ordinary shares have vested and may be released to Mr. Bernstein upon his request. Because of the foregoing limitations on voting and investment power, other than the 996,866 which may be released to Mr. Bernstein on request, none of the ordinary shares held by Mr. Bernstein are deemed to be beneficially owned by him.

(5)	Based on Amendment No. 3 to the Schedule 13G filed by Menora Mivtachim Holdings Ltd., or Menora Holdings on February 6, 2017. Menora Holdings is a holding company publicly-traded on the TASE. 61.986% of Menora Holdings’ outstanding shares are held directly and indirectly by the family of Menachem Gurevitch, 2.76% are held by other affiliates of Menora Holdings and 38.135% are publicly held. Such ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Menora Holdings, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(6)	Includes options held in trust for Guy Bernstein, our Chief Executive Officer, as described in item 4 above and 6,250 shares, which is the vested portion of the aggregate of 10,000 restricted shares granted to Mr. Asaf Berenstin, as of May 13, 2016.

As of April 30, 2017, 14,728,782 ordinary shares were issued and outstanding, which excludes 24,780 ordinary shares that we purchased during 2002 and 543,840 that we purchased during 2011. On May 13, 2017, we had two shareholders of record, one of which was a United States record holder. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders (including shares represented by ADSs) are recorded in the name of our Israeli share registrar, Israel Discount Bank Limited’s registrar company. All of our ordinary shares (including shares represented by ADSs) have equal voting rights. However, under applicable Israeli law, the shares that we have repurchased and currently hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

As of May 9, 2017, 184,587 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York Mellon, representing approximately 1.25% of our ordinary shares. As of that date, there were approximately 15 registered holders of our ADSs, of whom 10 record holders were United States residents. Such number of record holders is not representative of the actual number of beneficial holders of our ADSs in the United States.

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

Office Holders’ Insurance

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium Formula paid during 2016 was approximately $173,086.

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

Acquisition of Insseco

The description of our affiliated company Sapiens’ acquisition of Insseco from Asseco, the majority shareholder of our company, in August 2015, set forth in Item 4.A “History and Development of the Company— Capital Expenditures and Divestitures”, is incorporated by reference herein. Under the share purchase agreement for that acquisition, Asseco committed to assign all customer contracts to Insseco that relate to the intellectual property that Sapiens acquired as part of the acquisition. In the event that Asseco cannot obtain the consent of any customer to the assignment of its contract to Insseco, Asseco will hold that customer’s contract in trust for the benefit of Insseco. Under that arrangement, in 2015, Insseco invoiced Asseco in a back-to-back manner for all invoices issued by Asseco on Insseco’s behalf to customers under those contracts that were not yet assigned by Asseco to Insseco.

Services Obtained from Asseco

During 2016, Asseco provided back-office services to Sapiens wholly-owned subsidiary, Insseco, in an amount totaling approximately $1.9 million..

Fees Paid for Board Services in Affiliates

Sapiens paid us approximately $23,000 in respect of their share of the director fees of Guy Bernstein, their Chairman, for the year ended December 31, 2016.

Matrix paid us approximately $3,500 in respect of their share of the director fees of Guy Bernstein, their Chairman, commencing from November 23, 2016 through December 31, 2016.

Mr. Bernstein serves as the Chief Executive Officer of Formula and a director of Asseco.

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

Export Sales

In 2016, 30.0% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see “Item 4.—Information on the Company— Business Overview— Geographical Distribution of Revenues.”

Legal Proceedings

In August 2009, an Israeli software company and one of its owners initiated an arbitration proceeding against Magic Software and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties (the “First Arbitration”). The software company sought damages in the amount of approximately NIS 52 million (approximately $13.4 million). The arbitrator rendered his decision in January 2015 and determined that Magic Software should pay damages in the amount of $2.4 million. Our profit or loss statement of 2014 included a net impact of $1.6 million resulting from the arbitration expenses.

In September 2016, the same software company filed a lawsuit for the sum of NIS 34,106,000 against Magic Software and one of its subsidiaries, in the context of the First Arbitration. In the lawsuit, it claims that warning letters that Magic Software have sent to its clients in Israel and abroad, warning the clients against the possibility that the conversion procedure offered by the software company may amount to an infringement of Magic Software copyrights (the “Warning Letters”), may have caused them irreparable damages resulting from the loss profit of potential business transactions. The lawsuit is based on the decision given in the First Arbitration, in which it was decided that the Warning Letters constituted a breach of a non-disclosure agreement signed between the parties and awarded certain damages to the software company.

The software company claims that the First Arbitration awarded them damages for only the years 2009 and 2010, and they are allowed to sue for damages relating to the years 2011 through 2016 in separate proceedings. On January 23, 2017, In August 2009filed a statement of defense, maintaining, on various grounds, that the new lawsuit must be dismissed. The plaintiffs filed their response on April 2, 2017. In view of the nature of the claims, both factual and legal, that were raised in the proceedings, the likelihood of an expert-based ruling and given the preliminary stage of the proceeding, it is impossible at this stage to properly evaluate the prospect of the lawsuit being successful.

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

As of the date of this annual report, the legal proceedings are at its early stage and Sapiens has included in its financial statements a provision which reflects our current estimate of the potential outcome of the foregoing claim.

On February 26, 2017, a bill of indictment was submitted by the Israeli Antitrust Authority against a subsidiary of Matrix, or the Sub and against a junior employee of the Sub, claiming that the junior employee and as follows the Sub were allegedly a party in a binding agreement and also by "obtaining by fraud", in one indictment regarding a tender of $360,000.

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

From time to time, we are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. In Accordance with IFRS, we accrue a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in the determination of both the probability and as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. We intend to vigorously defend ourselves against the above claims, and we generally intend to vigorously defend any other legal claims to which we are subject. While for most litigation, the outcome is difficult to determine, to the extent that there is a reasonable possibility that the losses to which we may be subject could exceed the amounts (if any) that it has already accrued, we attempt to estimate such additional loss, if reasonably possible, and disclose it (or, if it is an immaterial amount, indicate accordingly). The aggregate provision that we have recorded for all other legal proceedings (other than the particular material proceeding described above) is not material. Furthermore, in respect of our ordinary course legal, administrative and regulatory proceedings (i.e., other than the particular material proceeding described above), we estimate, in accordance with the procedures described above, that as of the current time there is no reasonable possibility that we will incur material losses exceeding the non-material amounts already recognized.

Dividend Policy

Under Formula’s dividend policy adopted by its board of directors, sums that are not planned to be used for investments in the near future may be distributed to its shareholders as a cash dividend, to the extent that our performance allows such distribution. In the three most recent fiscal years, Formula has made the following distributions:

In December 2016, Formula declared a cash dividend to its shareholders, to be paid in January 2017, of $0.48 per share. The aggregate amount distributed by Formula was approximately $7.1 million.

In June 2016, Formula declared a cash dividend to its shareholders, to be paid in July 2016, of $0.34 per share. The aggregate amount distributed by Formula was approximately $5.0 million.

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

In August 2010, Matrix’s board of directors decided to change Matrix dividend distribution policy whereby every year, Matrix will distribute a dividend at a rate of 75% (instead of 50% before) of its annual net income. The dividend is to be distributed on a quarterly basis.

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

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2017 (through April 30, 2017)	163.80	136.50	42.56	37.47
2016	163.10	92.33	42.29	23.18
2015	136.2	81.00	35.57	20.57
2014	114.10	83.70	33.79	21.02
2013	94.99	57.89	26.64	16.22
2012	69.21	54.41	17.88	13.55

Quarterly:
Second Quarter 2017 (through April 30, 2017)	150.8	136.50	41.27	37.47
First Quarter 2017	163.80	139.20	42.56	36.76
Fourth Quarter 2016	163.10	141.40	42.29	37.09
Third Quarter 2016	157.70	119.60	41.85	30.84
Second Quarter 2016	133.30	114.00	34.60	30.04
First Quarter 2016	124.9	92.33	32.01	23.18
Fourth Quarter 2015	122.6	99.41	31.97	25.78
Third Quarter 2015	136.2	107.1	35.57	28.36
Second Quarter 2015	116.90	101.90	30.30	26.06
First Quarter 2015	106.80	81.00	27.98	20.47
Fourth Quarter 2014	99.96	83.70	27.41	21.02
Third Quarter 2014	105.00	89.90	29.85	25.89
Second Quarter 2014	114.10	98.19	33.79	28.56
First Quarter 2014	107.90	86.87	31.03	24.48

Most Recent Six Months:
April 2017	150.80	136.50	41.27	37.47
March 2017	154.30	140.60	42.15	38.86
February 2017	160.00	145.20	43.16	38.74
January 2017	163.80	139.20	42.56	36.76
December 2016	162.60	151.50	42.60	39.42
November 2016	163.10	141.40	42.29	35.88

Price Range of American Depositary Shares

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the NASDAQ Global Select Market in U.S. dollars.

	U.S.$
	Price Per ADS
	High	Low
Annual:
2017 (through April 30, 2017)	42.70	36.40
2016	42.95	23.54
2015	35.64	20.47
2014	33.79	21.02
2013	26.64	16.22
2012	17.88	17.04

Quarterly:
Second Quarter 2017 (through April 30, 2017)..	41.80	38.40
First Quarter 2017	42.70	36.40
Fourth Quarter 2016	42.95	36.30
Third Quarter 2016	42.20	31.05
Second Quarter 2016	34.00	30.00
First Quarter 2016	32.29	23.54
Fourth Quarter 2015	31.00	25.29
Third Quarter 2015	35.64	26.00
Second Quarter 2015	30.30	26.06
First Quarter 2015	27.98	20.47
Fourth Quarter 2014	27.41	21.02
Third Quarter 2014	29.85	25.89
Second Quarter 2014	33.79	28.56
First Quarter 2014	31.03	24.48

Most Recent Six Months:
April 2017	41.80	38.40
March 2017	41.93	39.00
February 2017	42.70	38.70
January 2017	42.70	36.40
December 2016	42.95	39.00
November 2016	42.18	37.71

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Israeli Resident Individuals

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% in 2017).

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

Israeli Resident Corporations

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate was 25% in 2016, in 2017 the corporate tax rate is 24%, and as of 2018 the corporate tax rate will be 23%.

Non-Israeli Residents

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (25% in 2016 and 24% in 2017 and 23% in 2018 and thereafter) if generated by a company or, at the rate of 25% (for assets other than shares that are listed on stock exchange – 20% for the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on stock exchange – 25% with respect to the portion of the gain generated up to December 31, 2011), if generated if by an individual from the sale of an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2017).

Notwithstanding the foregoing, shareholders that are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gain tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not derived through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of more than 25% in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such an exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, a sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, which we refer to as the U.S-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares and is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; (ii) the shareholder, if an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gain arising from such sale is attributable to a permanent establishment of the shareholder which is maintained in Israel. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Treaty does not provide such credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares and ADSs (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a substantial shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise or Benefited Enterprise are subject to withholding tax at the rate of 15% (and 20% with respect to Preferred Enterprise), if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/Benefited/ Preferred income).

Israeli Resident Corporations. Generally, Israeli resident corporations are exempt from Israeli corporate tax on the receipt of dividends paid on ordinary shares or ADSs. However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise or Benefited Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period.

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares, like our ordinary shares and ADSs, at the rate of 25% or 30% (if the dividend recipient is a substantial shareholder, at the time of distribution or at any time during the preceding 12-month period), or 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise (and 20% with respect to a Preferred Enterprise). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a substantial shareholder or not), and 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise (and 20% if the dividend is distributed from income attributed to a Preferred Enterprise), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, Under the U.S-Israel Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares and ADSs who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved or Benefited Enterprises, as applicable, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or a Benefited Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporate shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a mixed rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 803,520 for 2016 (and as of 2017, the additional tax will be at a rate of 3% on annual income exceeding NIS 640,000), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains, provided those dividends meet the requirements of “qualified dividend income.” The maximum long-term capital gains rate is 20% for individuals with annual taxable income over $400,000. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “Tax on Net Investment Income” in this Item below. For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Global Select Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. Dividends that fail to meet such requirements and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the ordinary share and ADS with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share and ADSs (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share and ADS with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or “PFIC”, for any taxable year, dividends paid on our ordinary shares and ADSs in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2016.

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

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (a QEF), in which case the U.S. holder would be taxed, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. We have agreed to supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. holder’s basis in its Ordinary Shares and ADSs will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. holder’s QEF election is in effect with respect to the entire holding period for its Ordinary Shares and ADSs, any gain or loss realized by such holder on the disposition of its Ordinary Shares and ADSs held as a capital asset generally will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such Ordinary Shares and ADSs for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. The maximum long-term capital gains rate is 20% for individuals with annual taxable income that exceeds certain thresholds. The QEF election is made on a shareholder-by-shareholder basis, applies to all Ordinary Shares and ADSs held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS. The QEF election must be made on or before the U.S. holder's tax return due date, as extended, for the first taxable year to which the election will apply.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2016. We currently expect that we will not be a PFIC in 2017. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our ordinary shares and ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares and ADSs in the event that we qualify as a PFIC.

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

Formula is subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports with the SEC, including annual reports on Form 20-F by April 30 each year (as of 2017). In addition, we furnish interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K certain other material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. You may inspect without charge and copy at prescribed rates such material at the public reference facilities maintained by the SEC, at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC maintains an Internet site at http://www.sec.gov that contains reports and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. Formula began filing through the EDGAR system beginning in October 2002. The Exchange Act file number for our SEC filings is 000-29442.

Formula’s ADSs are traded on the NASDAQ Global Select Market. You may inspect reports and other information concerning Formula at the offices of the Financial Industry Regulatory Authority, Inc., or FINRA, 9509 Key West Avenue, Rockville, Maryland 20850. Copies of our SEC filings and submissions are also submitted to the Israel Securities Authority, or ISA, and the TASE. Such copies can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (maya.tase.co.il).

A copy of each report that we submit in accordance with applicable United States law is available for public review at our principal executive offices, at 5 Haplada Street, Or Yehuda 6021805, Israel. Information about us is also available on our website at http://www.formulasystems.com. Such information is not part of this annual report.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate and Currency Exchange Rate Fluctuations; Impact of Inflation

In light of the nature of our activities, we invest our cash and cash equivalents primarily in short-term and long-term deposits. As of December 31, 2016, substantially all of the cash that we held was invested in dollar,Euro and British Pound accounts bearing interest based on LIBOR, and NIS accounts bearing interest based on the Israeli prime rate. Given the current low interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings from our financial assets would be negligible, holding other variables constant.

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

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

A hypothetical 10% movement in foreign currency rates (primarily the NIS, GBP, Euro, Japanese Yen, PLN and INR) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2016 sales revenues of approximately $ 76.2 million or $ 89.6 million, respectively.

In addition, a hypothetical 10% movement in the value of the USD against the NIS in the year ended December 31, 2016 with respect to Series A Secured Debentures, issued by Formula on September 2015, and NIS 200 million loan that was extended to Formula by a leading Israeli institutional investor in January 2014 which remaining principal amounts as of December 31, 2016 valued at NIS 101,319 and NIS 174,400, respectively, would have resulted in an increase in 2016 financial expenses of approximately $ 8.0 million.

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

Fluctuations in Market Price of Securities We Hold

We hold the securities of three subsidiaries— Magic Software, Sapiens and Matrix,— which are companies whose securities are listed for trading on the NASDAQ Global Market, NASDAQ Capital Market and/or the TASE. We consider these holdings as long-term holdings. We are exposed to the risk of fluctuation of the price of these companies’ securities. All of these publicly traded companies have experienced significant historical volatility in their stock prices. Fluctuations in the market price of our holdings in these companies may result in the fluctuation of the value of our assets. We typically do not attempt to reduce or eliminate our market exposure on these securities.

Generally, we do not hold nor have we issued, to any material extent, any derivatives or other financial instruments for trading purposes except for our Series A Secured Debentures and Series B Convertible Debentures issued as part of a public offering in Israel on the TASE in September 2015.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have an effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2016, our internal control over financial reporting was effective.

Our management has excluded from its assessment of internal control over financial reporting as of December 31, 2016 the internal controls of subsidiaries acquired during 2016, which constituted approximately 4% of our company’s consolidated total assets as of December 31, 2016, and 7% for the period from the date of the acquisitions out of our company’s consolidated net income for the year then ended.

The effectiveness of our management’s internal control over financial reporting as of December 31, 2016 has been audited by our company’s independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and their report as of May 15, 2017, herein expresses an unqualified opinion on our company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting. This report is included under Item 18.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Iris Yahal, who serves on the audit committee of our board of directors, qualifies as our “audit committee financial expert,” as defined under the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics, or code of ethics, applicable to Formula’s Chief Executive Officer and Chief Financial Officer (who also serves as its principal accounting officer) and any person performing similar functions, as well as to its directors and other employees. A copy of the code of ethics is available to all of Formula’s employees, investors and others without charge, upon request to the following address: Formula Systems (1985) Ltd., 5 Haplada St., Or Yehuda 6021805, Israel, Attn: Chief Executive Officer.

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

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions with respect to its requirements described in the above paragraph will be publicly disclosed by us via a report on Form 6-K in accordance with the regulations of the SEC. No such amendment has been adopted, nor waiver provided, by us during the fiscal year ended December 31, 2016.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (which we refer to as Kost Forer), for the years ended December 31, 2015 and December 31, 2016, respectively:

	2015	2016
	(U.S. dollars in thousands)
Audit Fees(1)	1,315	1,460
Audit-Related Fees(2)		3
Tax Fees(3)	296	404
Total	1,611	1,867

(1)	The audit fees for the years ended December 31, 2015 and 2016 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.
(2)	Tax fees for the years ended December 31, 2015 and 2016 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

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

During 2015 and 2016, all audit and non-audit services were pre-approved by our audit committee in accordance with the policy and procedures.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted on the pages below:

Reports of Independent Registered Public Accounting Firm	F-2 - F-4
Consolidated Balance Sheets	F-5 - F-6
Consolidated Statements of Income	F-7
Consolidated Statements of Comprehensive Income	F-8
Consolidated Statements of Changes in Equity	F-9 - F-11
Consolidated Statements of Cash Flows	F-12 - F-14
Notes to Consolidated Financial Statements	F-15 - F-112

ITEM 19. EXHIBITS

Exhibit No.
1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan and amendment(5)
4.4	Formula Systems (1985) Ltd. Compensation Policy(6)
8	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kaiserer, a member of Ernst & Young Global*
15.2	Consent of KDA Audit Corporation*

*Filed herewith.

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858) filed with respect to the registrant’s American Depositary Shares.
(2)	Incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.
(3)	Incorporated by reference to Exhibit 99.2 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.
(4)	Incorporated by reference to the annual report on Form 20-F for the 2008 fiscal year filed by the registrant with the Securities and Exchange Commission on April 27, 2009.
(5)	Incorporated by reference to the annual report on Form 20-F for the 2013 fiscal year filed by the registrant with the Securities and Exchange Commission on April 30, 2014.
(6)	Incorporated by reference to Exhibit 99.2 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on November 11, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/Guy Bernstein	May 15, 2017
	Guy Bernstein	Date
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan and amendment(5)
4.4	Formula Systems (1985) Ltd. Compensation Policy(6)
8	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kasierer, A Member of Ernst & Young Global*
15.2	Consent of KDA Audit Corporation*

*Filed herewith.

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).
(2)	Incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.
(3)	Incorporated by reference to Exhibit 99.2 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.
(4)	Incorporated by reference to the annual report on Form 20-F for the 2008 fiscal year filed by the registrant with the Securities and Exchange Commission on April 27, 2009.
(5)	Incorporated by reference to the annual report on Form 20-F for the 2013 fiscal year filed by the registrant with the Securities and Exchange Commission on April 30, 2014.
(6)	Incorporated by reference to Exhibit 99.2 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on November 16, 2016.

FORMULA SYSTEMS (1985) LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

FORMULA SYSTEMS (1985) LTD.

We have audited the accompanying consolidated statement of financial position of Formula Systems (1985) Ltd. and its subsidiaries (the "Company") as of January 1, 2015, December 31, 2015 and 2016 and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of a subsidiary, which statements reflect total assets of 0.5%, 0.4% and 0.3% as of January 1, 2015, December 31, 2015 and 2016, respectively, and total revenues of 1% for the years ended December 31, 2015 and 2016, respectively, of the related consolidated totals. The financial statements of this subsidiary were audited by other auditor whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of this subsidiary, is based solely on the reports of the other auditor.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditor, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of January 1, 2015, December 31, 2015 and 2016 and the related consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards ("IFRS").

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 15, 2017 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
May 15, 2017	KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

FORMULA SYSTEMS (1985) LTD.

We have audited Formula Systems (1985) Ltd. and its subsidiaries ( the "Company") internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We did not examine the effectiveness of internal control over financial reporting of Magic Software Japan K.K, a wholly owned subsidiary of Magic Software Enterprises Ltd., whose financial statements reflect total assets constituting approximately 0% as of December 31, 2016 and revenues constituting 1%, for the year ended December 31, 2016, of the related consolidated totals. The effectiveness of Magic Software Japan K.K’s internal control over financial reporting was audited by other auditor whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Magic Software Japan K.K’s internal control over financial reporting, is based solely on the report of the other auditor.

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

Management has excluded from its assessment of internal control over financial reporting as of December 31, 2016 the internal controls of subsidiaries acquired during 2016, which constituted approximately 4% of the Company’s consolidated total assets as of December 31, 2016, and 7% of the net income for the period from the date of acquisitions out of the Company’s consolidated net income for the year then ended. Accordingly, our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the acquired subsidiaries.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial position of the Company and its subsidiaries. as of January 1, 2015, December 31, 2015 and 2016, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2016 and our report dated May 15, 2017 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
May 15, 2017	KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

		January 1,	December 31,
	Note	2015	2015	2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$179,931	$249,141	$238,161
Short-term deposits		6,454	2,688	13
Marketable securities	5	27,699	31,605	37,516
Trade receivables (net of allowances for doubtful accounts of $4,481, $ 3,823 and $ 4,676 as of January 1, 2015, December 31, 2015 and December 31, 2015 and December 31, 2016, respectively)		235,652	257,631	308,338
Other accounts receivable and prepaid expenses	20a	34,470	43,112	45,678
Inventories		2,437	4,807	3,953

Total current assets		486,643	588,984	633,659

LONG-TERM ASSETS:
Marketable Securities	5	33,748	30,875	17,228
Deferred taxes	19e	15,983	16,347	15,227
Prepaid expenses and other accounts receivable		12,663	11,506	14,390

Total long-term assets		62,394	58,728	46,845

INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY METHOD	7	528	-	24,080

PROPERTY, PLANTS AND EQUIPMENT, NET	8	22,111	22,003	26,130

INTANGIBLE ASSETS, NET	10	109,412	104,656	129,821

GOODWILL	9	424,807	441,021	497,784

Total assets		$1,105,895	$1,215,392	$1,358,319

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands (except share and per share data)

		January 1,	December 31,
	Note	2015	2015	2016
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Liabilities to banks and other financial institutions	11,20b	$46,043	$59,082	$84,760
Debentures	12	-	213	3,274
Trade payables		56,580	68,051	80,114
Deferred revenue		37,986	39,694	37,030
Dividend payable		7,874	-	7,070
Employees and payroll accrual		70,456	76,653	90,709
Other accounts payable	20c	30,933	39,561	41,889
Liabilities in respect of business combinations		2,202	2,866	8,119
Redeemable non-controlling interests	2G	4,266	4,673	6,073

Total current liabilities		256,340	290,793	359,038

LONG-TERM LIABILITIES:
Liabilities to banks and other financial institutions	11,20b	108,684	103,632	115,529
Debentures, net of current maturities	12	-	57,128	55,441
Other long term liabilities		4,763	7,997	9,384
Deferred taxes	19e	22,409	22,667	30,939
Deferred revenues		4,838	4,396	4,697
Liability in respect of business combinations		1,623	5,539	9,611
Liability in respect of capital lease		903	494	108
Redeemable non-controlling interests	2G	10,958	14,078	43,556
Employee benefit liabilities		3,077	3,389	6,174

Total long-term liabilities		157,255	219,320	275,439

COMMITMENTS AND CONTINGENCIES	17

EQUITY	18
Formula Systems (1985) equity:
Share capital:
Ordinary shares of NIS 1 par value - Authorized: 25,000,000 shares at January 1, 2015 and December 31, 2015 and 2016 Issued: 15,287,402 January 1, 2015 and December 31, 2015 and 2016 Outstanding: 14,728,782 at January 1, 2015 and December 31, 2015 and 2016		4,184	4,184	4,184
Additional paid-in capital		106,501	98,946	100,571
Accumulated earnings		215,655	230,256	234,268
Accumulated other comprehensive loss		(1,305)	(3,228)	(2,377)
Treasury shares (568,620 shares as of January 1, 2015 and December 31, 2015 and 2016)		(259)	(259)	(259)

Total equity attributable to Formula Systems (1985) shareholders'		324,776	329,899	336,387
Non-controlling interests	20d	367,524	375,380	387,455

Total equity		692,300	705,279	723,842

Total liabilities, redeemable non-controlling interest and equity		$1,105,895	$1,215,392	$1,358,319

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2015	2016
Revenues:	20g
Proprietary software products and related services		$242,818	$273,235
Software services		730,376	835,386

Total revenues		973,194	1,108,621

Cost of revenues:
Proprietary software products and related services		131,131	149,244
Software services		610,139	700,596

Total cost of revenues		741,270	849,840

Gross profit		231,924	258,781

Research and development expenses, net		15,123	22,328
Selling, marketing, general and administrative expenses		140,935	147,953

Operating income		75,866	88,500

Financial expenses	20e	(14,955)	(17,594)
Financial income		5,422	6,008
Group's share of earnings of companies accounted for at equity, net	7	5	349

Income before taxes on income		66,338	77,263
Taxes on income	19g	15,984	21,163

Net income		$50,354	$56,100

Attributable to:
Equity holders of the Company		19,829	22,445
Redeemable non-controlling interests		864	2,125
Non-controlling interests		29,661	31,530

		$50,354	$56,100

Net earnings per share attributable to Formula Systems
(1985) Shareholders	20h

Basic earnings per share		$1.41	$1.58

Diluted earnings per share		$1.33	$1.49

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31,
	2015	2016
Net income	$50,354	$56,100

Other comprehensive income (loss) (net of tax effect):

Amounts that will not be reclassified subsequently to profit or loss:
Actuarial loss from defined benefit plans	(416)	(2,696)

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Gain from derivative instruments, net	9	-
Gain (loss) from available-for-sale financial assets	102	30
Amounts transferred to the statement of profit or loss for sale of available-for-sale financial assets	(300)	16
Exchange differences on translation of foreign operations	(3,726)	1,772

Total other comprehensive income (loss), net of tax	(4,331)	(878)

Total Comprehensive income	46,023	55,222

Total comprehensive income attributable to:
Equity holders of the Company	17,693	21,948
Redeemable non-controlling interests	864	2,125
Non-controlling interests	27,466	31,149

	$46,023	$55,222

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other		Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	Loss	shares (cost)	interests	Equity

Balance as of January 1, 2015	14,728,782	$4,184	$106,501	$215,655	$(1,305)	$(259)	$367,524	$692,300

Net Income	-	-	-	19,829	-	-	29,661	49,490

Foreign currency translation reserve	-	-	-	-	(1,663)	-	(2,063)	(3,726)
Actuarial loss from defined benefit plans	-	-	-	(213)	-	-	(203)	(416)
Unrealized gain from derivative instruments, net	-	-	-	-	4	-	5	9
Unrealized gain from available-for-sale securities, net	-	-	-	-	38	-	64	102
Realized gain from available-for-sale securities	-	-	-	-	(302)	-	2	(300)

Total other comprehensive income (loss)	-	-	-	(213)	(1,923)	-	(2,195)	(4,331)

Total comprehensive income	-	-	-	19,616	(1,923)	-	27,466	45,159

Adjustment to redeemable non-controlling interests	-	-	(218)	-	-	-	(266)	(484)
Stock-based Compensation expenses (Note 14a-b)	-	-	1,561	-	-	-	3,305	4,866
Non-controlling interests changes due to holding changes, including exercise of employees stock options	-	-	(2,940)	-	-	-	4,828	1,888
Acquisition of non-controlling interests	-	-	(1,892)	-	-	-	(3,937)	(5,829)
Dividend to Formula's shareholders	-	-	-	(5,015)	-	-	-	(5,015)
Dividend to non- controlling interests in subsidiaries	-	-	-	-	-	-	(18,039)	(18,039)
Distribution to parent for a business acquisition under common control	-	-	(5,314)	-	-	-	(5,501)	(10,815)
Embedded conversion option of convertible debentures	-	-	1,248	-	-	-	-	1,248

Balance as of December 31, 2015	14,728,782	$4,184	$98,946	$230,256	$(3,228)	$(259)	$375,380	$705,279

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES

					Accumulated
			Additional		other		Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	Loss	shares (cost)	interests	Equity

Balance as of January 1, 2016	14,728,782	$4,184	$98,946	$230,256	$(3,228)	$(259)	$375,380	$705,279

Net Income	-	-	-	22,445	-	-	31,530	53,975

Foreign currency translation reserve	-	-	-	-	828	-	944	1,772
Actuarial loss from defined benefit plans	-	-	-	(1,348)	-	-	(1,348)	(2,696)
Unrealized gain from available-for-sale securities, net	-	-	-	-	15	-	15	30
Realized loss (gain) from available-for-sale securities	-	-	-	-	8	-	8	16

Total other comprehensive income (loss)	-	-	-	(1,348)	851	-	(381)	(878)

Total comprehensive income	-	-	-	21,097	851	-	31,149	53,097

Adjustment to redeemable non-controlling interests	-	-	393	-	-	-	453	846
Stock-based Compensation expenses (Note 14a-b)	-	-	772	-	-	-	3,622	4,394
Non-controlling interests changes due to holding changes, including exercise of employees stock options	-	-	1,200	-	-	-	(559)	641
Acquisition of non-controlling interests	-	-	(740)	-	-	-	(2,101)	(2,841)
Dividend to Formula's shareholders	-	-	-	(17,085)	-	-	-	(17,085)
Dividend to non- controlling interests in subsidiaries	-	-	-	-	-	-	(20,692)	(20,692)
Non-controlling interests arising from initially consolidated companies	-	-	-	-	-	-	203	203

Balance as of December 31, 2016	14,728,782	$4,184	$100,571	$234,268	$(2,377)	$(259)	$387,455	$723,842

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2015	2016

Reserve from available-for-sale financial assets	328	351
Foreign currency translation reserve	(1,341)	(513)
Reserve from derivatives	4	4
Group's share of net other comprehensive income (loss) of companies accounted for at equity	(2,219)	(2,219)

Accumulated other comprehensive loss	$(3,228)	$(2,377)

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2015	2016

Cash flows from operating activities:

Net income	$50,354	$56,100
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in losses (gains) of companies accounted for at equity	142	(349)
Depreciation and amortization	30,896	32,370
Changes in value of debentures	195	1,371
Decrease in employee benefit liabilities	(522)	(1,656)
Gain from sale of property, plants and equipment	-	(3,147)
Stock-based compensation expenses	4,866	4,394
Changes in value of short-term and long term loans from banks and others and deposits, net	(120)	500
Changes in deferred taxes, net	2,134	211
Change in liability in respect of business combinations	654	2,023
Gain from sale and increase in value of marketable securities classified as trading	(114)	(136)
Amortization of premium and accrued interest on marketable securities	(230)	(260)
Realized gain from sale of available for sale securities	(300)	16
Change in redeemable non-controlling interests' put options	905	1,779
Decrease (Increase) in inventories	(2,387)	923
Increase in trade receivables	(17,668)	(30,086)
Increase in other current and long-term accounts receivable	(4,154)	(513)
Increase in trade payables	9,982	5,423
Increase in other accounts payable and employees and payroll accrual	10,793	8,673
Increase (decrease) in deferred revenues	1,693	(2,681)

Net cash provided by operating activities	87,119	74,955

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2015	2016
Cash flows from investing activities:

Payments for business acquisitions, net of cash acquired (Appendix C)	(17,000)	(44,832)
Payments to former shareholders of consolidated companies	-	(1,784)
Purchase of intangible assets	(211)	(391)
Purchase of property and equipment	(6,766)	(9,137)
Proceeds from sale of (investment in) marketable securities, net	(690)	8,450
Proceeds from sale of property, plants and equipment	-	2,347
Investment in and loans to affiliates and other companies	-	(25,813)
Change in restricted cash in other accounts receivable	(888)	(544)
Changes in short term deposits, net	3,942	2,665
Capitalization of software development and other costs	(9,879)	(9,769)

Net cash used in investing activities	(31,492)	(78,808)

Cash flows from financing activities:

Exercise of employees stock options in subsidiaries	1,987	931
Dividend paid to non-controlling interests and redeemable non-controlling interests in subsidiaries	(19,088)	(24,131)
Dividend to Formula's shareholders	(12,890)	(10,014)
Short-term bank credit, net	2,862	20,720
Repayment of long-term loans from banks and others	(26,902)	(37,415)
Receipt of long term loans	32,160	49,582
Proceeds from issuance of Series A and Series B debentures	58,556
Repayment of long-term liabilities to office of the chief scientist	(555)	(510)
Purchase of non-controlling interests	(5,396)	(3,166)
Cash paid in conjunction with acquisitions of activities	(1,280)	(1,160)
Repayment of capital lease	(399)	(443)
Distribution to ultimate parent for a business acquisition under common control	(8,482)	(1,440)

Net cash provided by (used in) financing activities	20,573	(7,046)

Effect of exchange rate changes on cash and cash equivalents	(6,990)	(81)

Increase (decrease) in cash and cash equivalents	69,210	(10,980)
Cash and cash equivalents at beginning of year	179,931	249,141

Cash and cash equivalents at end of year	$249,141	$238,161

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

		Year ended December 31,
		2015	2016
A.	Supplemental cash flow information:
	Cash paid (received) in respect of:

	Interest paid	$6,158	$6,770

	Interest received	$(1,688)	$(2,334)

	Income tax	$23,014	$19,176

B.	Non-cash activities:
	Dividend payable to Formula's shareholders	$-	$7,070
	Purchase of property and equipment	$-	$(2,260)

C.	Acquisition of newly-consolidated subsidiaries and activities, net of cash acquired:

	Assets and liabilities of subsidiaries consolidated as of acquisition date:
	Working capital (other than cash and cash equivalents)	(1,445)	(2,938)
	Property and equipment	(360)	(3,494)
	Goodwill and intangible assets	(25,673)	(92,878)
	Other long-term assets	(134)	-
	Liabilities to banks and others	47	3,391
	Long-term liabilities	1,556	-
	Deferred tax liability, net	425	10,130
	Liability to formerly shareholders	4,117	11,997
	Non-controlling interests at acquisition date	-	203
	Redeemable non-controlling interests at acquisition date	4,467	28,757

	Total	$(17,000)	$(44,832)

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	General:

Formula Systems (1985) Ltd. ("Formula" or the “Company”) was incorporated in Israel and began its business operations in 1985. Since 1991, Formula's ordinary shares, par value NIS 1.0 per share, have been traded on the Tel-Aviv Stock Exchange ("TASE"), and, in 1997, began trading through American Depositary Shares ("ADSs") under the symbol "FORTY" on the NASDAQ Global Market in the United States until January 3, 2011, at which date the listing of Formula's ADSs was transferred to the NASDAQ Global Select Market ("NASDAQ"). Each ADS represents one ordinary share of Formula. The Company is considered an Israeli resident. As of November, 2010, the controlling shareholder of the Company is Asseco Poland S.A. ("Asseco"), a Polish public company, traded on the Warsaw Stock Exchange.

Formula, through its investees (collectively, the "Group") is engaged in providing software services, proprietary and non-proprietary software solutions, software product marketing and support, computer infrastructure and integration solutions and learning and integration. The Group operates through five directly held investees: Matrix IT Ltd. ("Matrix"); Magic Software Enterprises Ltd. ("Magic"), Sapiens International Corporation N.V ("Sapiens"), InSync Staffing Solutions, Inc ("Insync") and, TSG IT Advanced Systems Ltd. (“TSG”).

b.	Investees:

The following table presents certain information regarding ownership of Formula's significant investees, as of the dates indicated (the list consists only of active companies that are held directly by Formula):

	Percentage of ownership
	December 31,
	2015	2016
Name of Investee

Matrix	50.04	50.01
Magic	46.40	47.26
Sapiens	49.13	48.85
Insync	90.09	90.09
TSG(1)	-	50.00

1)	TSG’s results of operations are reflected in the Company's results of operations using the equity method of accounting commencing May 9, 2016.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	general (Cont.)

c.	Definitions:

In these financial statements:

The Company	-	Formula Systems (1985) Ltd.

The Group	-	Formula Systems (1985) Ltd. and its investees.

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Jointly controlled entities	-	Companies owned by various entities that have a contractual arrangement for joint control and are accounted for using the equity method of accounting.

Associates	-	Companies over which the Company has significant influence and that are not subsidiaries. The Company's investment therein is included in the financial statements using the equity method.

Investees	-	Subsidiaries, jointly controlled entities and associates.

Interested parties and controlling shareholder	-	As defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

Related parties	-	As defined in IAS 24.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

1)	Basis of presentation of the financial statements

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The Company's financial statements have been prepared on a cost basis, except for: investment property; available-for-sale financial assets; financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss.

The Company has elected to present the profit or loss items using the function of expense method.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

These financial statements for the year ended December 31, 2016 are the Group’s first consolidated financial statements prepared in accordance with IFRS. The date of transition to IFRS is January 1, 2015. For all periods up to and including the year ended December 31, 2015, the Group prepared its financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Accordingly, the Group has prepared financial statements that comply with IFRS applicable as of December 31, 2016, together with the comparative period data for the year ended December 31, 2015. An explanation of the principal adjustments made in representing its U.S. GAAP financial statements, including the statement of financial position as of January 1, 2015, the Group's date of transition to IFRS and the financial statements for the year ended December 31, 2015, in order to comply with IFRS, is provided in note 21 to our consolidated financial statements.

Pursuant to the transitional relief granted by the U.S. SEC in respect of the first-time adoption of IFRS, we have only provided financial statements and financial information for two fiscal years ended December 31, 2016 in this annual report as presented under IFRS.

2)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets and their subsequent impairment analysis, revenue recognition, tax assets and tax positions, legal contingencies, research and development capitalization, contingent consideration related to acquisitions, determining the fair value of non-controlling interests and redeemable non-controlling interests, pension and other post-employment benefits and share-based compensation costs.

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

Effective control:

The Company’s management assess whether it controls an investee in which it holds less than the majority of the voting power, among others, by reference to the size of its voting power relative to the size and dispersion of other holders voting power including voting patterns at previous shareholders' meetings.

The Company’s Management has concluded that despite the lack of absolute majority of voting power at the general meetings of shareholders of Sapiens and Magic, in accordance with IFRS 10, these investees are controlled by the Company. The conclusion regarding the existence of control as of January 1, 2015 and during the twelve months period ended 31 December 2015 and 2016, in accordance with IFRS 10, was made in accordance with the following factors:

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Sapiens:

i.	Governing bodies of Sapiens:

Decisions of Sapiens’ shareholders general meeting are taken by a simple majority of votes represented at the general meeting. The annual (ordinary) general meeting adopts resolutions to appoint individual directors, choose Sapiens’ independent auditors for the next year, as well as approve the company’s financial statements and the management’s report on operations.

In accordance with Sapiens’ articles of association, the board of directors of Sapiens is responsible for managing its current business operations and is authorized to take substantially all decisions which are not specifically reserved to Sapiens’ shareholders by its articles of association, including the decision to pay out dividends. Sapiens’ board of directors is composed of 7 members, 4 of whom are independent directors. For the last 6 years, the Company has consistently reappointed the same members of the board of directors. Likewise, the previous composition of the board of directors was re-elected during the general meeting that was held in May 2016, this is when the Company’s share interest in Sapiens was already below 50%.

ii.	Shareholders structure of Sapiens:

Sapiens’ shareholders structure is dispersed because, apart from the Company, just one shareholder holds more than 5% of the voting rights at the general meeting (5.36% of votes). There is no evidence that any shareholders have or had granted to any other shareholder a voting proxy at the general meeting. Over the last four years from 2013 to 2016, the Sapiens’ general meetings were attended by shareholders representing in total between 70% and 77% of total voting power (including the Company’s share power and bearing in mind that the Company presently holds approximately 48.85% of total voting rights). This means that the level of activity of Sapiens’ other shareholders is relatively moderate or low. As of December 31, 2016, the attendance from shareholders would have to be higher than 98% in order to deprive the Company of an absolute majority of votes at the general meeting. In accordance with voting patterns at Sapiens’ recent years shareholders' meetings, it is the Company’s management belief that achieving such a high attendance seems unlikely.

Magic:

i.	Governing bodies of Magic:

Decisions of Magic’s shareholders general meeting are taken by a simple majority of votes represented at the general meeting. The annual (ordinary) general meeting adopts resolutions to appoint individual directors, choose Magic’s independent auditors for the next year, as well as to approve Magic’s financial statements and the management’s report on operations.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In accordance with the Magic’s articles of association, the board of directors of Magic is responsible for managing Magic’s current business operations and is authorized to take substantially all decisions which are not specifically reserved to Magic shareholders by its articles of association, including the decision to pay out dividends. Magic’s board of directors is composed of 5 members, 3 of whom are independent directors. In recent years, the Company has consistently reappointed the same members of the board of directors.

ii.	Shareholders structure of Magic:

Magic’s shareholders structure may be considered as dispersed because, apart from the Company, as of December 31, 2016 there was no other shareholder that held more than 5% of Magic’s voting power (with the next major shareholder holding approximately 4.04%) and as of December 31, 2015 just one shareholder held more than 5% of Magic’s voting power (approximately 5.41%) with the next major shareholder holding approximately 4.5%. There is no evidence that any shareholders have or had granted to any other shareholder a voting proxy at the general meeting. Over the last five years from 2012 to 2016, Magic’s general meetings were attended by shareholders representing in total between 65% and 85% of total voting rights (including the Company’s share power and bearing in mind that the Company presently holds approximately 47.26% of total voting power). This means that the level of activity of Magic’s other shareholders is relatively moderate or low. As of December 31, 2016, the attendance from shareholders would have to be higher than 95% in order to deprive the Company of an absolute majority of votes at the general meeting. In accordance with voting patterns at Magic’s recent years shareholders' meetings, it is the Company’s management belief that achieving such a high attendance seems unlikely.

3)	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. In a situation when the Company holds less than a majority of voting rights in a given entity, but it is sufficient to unilaterally direct the relevant activities of such entity, then the control is exercised. When assessing whether voting rights held by the Company are sufficient to give it power, the Company considers all facts and circumstances, including: the size of its holding of voting rights relative to the size and dispersion of other vote holders; potential voting rights held by the Company and other shareholders or parties; rights arising from other contractual arrangements; significant personal ties and any additional facts and circumstances that may indicate that the Company has, or does not have the ability to direct the relevant activities when decisions need to be made, inclusive of voting patterns observed at previous meetings of shareholders.

The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and of the subsidiaries, after being adjusted to comply with IFRS, are prepared for the same reporting period and using consistent accounting treatment of similar transactions and economic activities. Any discrepancies in the applied accounting policies are eliminated by making appropriate adjustments. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

The disposal of a subsidiary that does not result in a loss of control is recognized as a change in equity. In such events, in order to reflect changes in the ownership of a respective subsidiary, the Group shall adjust the carrying value of controlling interests and non-controlling interests. Any differences between the change in non-controlling interests and the fair value of consideration paid or received are recognized directly in equity and attributed to the owners of the Company.

4)	Business combinations and goodwill:

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company whether to measures the non-controlling interests in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree's net identifiable assets.

Direct acquisition costs are carried to the statement of profit or loss as incurred.

In a business combination achieved in stages, equity interests in the acquiree that had been held by the acquirer prior to obtaining control are measured at the acquisition date fair value while recognizing a gain or loss resulting from the revaluation of the prior investment on the date of achieving control.

Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IAS 39, "Financial Instruments: Recognition and Measurement". Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date without subsequent measurement.

5)	Investment in joint arrangements:

Joint arrangements are arrangements in which the Company has joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Joint ventures:

In joint ventures the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is accounted for at equity

ii.	Joint operations:

In joint operations the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. The Company recognizes in relation to its interest its share of the assets, liabilities, revenues and expenses of the joint operation.

6)	Investments in associates:

Associates are companies in which the Group has significant influence over the financial and operating policies without having control. The investment in an associate is accounted for using the equity method.

7)	Investments accounted for using the equity method:

The Group's investments in associates and joint ventures are accounted for using the equity method. Under the equity method, the investment in the associate or in the joint venture is presented at cost with the addition of post-acquisition changes in the Group's share of net assets, including other comprehensive income of the associate or the joint venture. Gains and losses resulting from transactions between the Group and the associate or the joint venture are eliminated to the extent of the interest in the associate or in the joint venture.

Goodwill relating to the acquisition of an associate or a joint venture is presented as part of the investment in the associate or the joint venture, measured at cost and not systematically amortized. Goodwill is evaluated for impairment as part of the investment in the associate or in the joint venture as a whole.

The financial statements of the Company and of the associate or joint venture are prepared as of the same dates and periods. The accounting policies applied in the financial statements of the associate or the joint venture are uniform and consistent with the policies applied in the financial statements of the Group.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Upon the acquisition of an associate or a joint venture achieved in stages when the former investment in the acquiree was accounted for pursuant to the provisions of IAS 39, the Group adopts the principles of IFRS 3 regarding business combinations achieved in stages. Consequently, equity interests in the acquiree that had been held by the Group prior to achieving significant influence or joint control are measured at fair value on the acquisition date and are included in the acquisition consideration while recognizing a gain or loss resulting from the fair value measurement.

8)	Functional currency, presentation currency and foreign currency:

i.	Functional currency and presentation currency:

The presentation currency of the financial statements is the U.S dollars (the "dollar"). The Group determines the functional currency of each investee, including companies accounted for at equity. The currency of the primary economic environment in which the operations of Formula and certain of its investees are conducted is the dollar, thus, the dollar is the functional and reporting currency of Formula and certain of its investees.

Assets, including fair value adjustments upon acquisition, and liabilities of an investee which is a foreign operation, are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income (loss).

Intragroup loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in the foreign operation and, accordingly, the exchange rate differences from these loans (net of the tax effect) are recorded in other comprehensive income (loss).

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Upon the full or partial disposal of a foreign operation resulting in loss of control in the foreign operation, the cumulative gain (loss) from the foreign operation which had been recognized in other comprehensive income is transferred to profit or loss. Upon the partial disposal of a foreign operation which results in the retention of control in the subsidiary, the relative portion of the amount recognized in other comprehensive income is reattributed to non-controlling interests.

ii.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences, other than those capitalized to qualifying assets or accounted for as hedging transactions in equity, are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

9)	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Group's cash management. Cash and cash equivalent includes amounts held primarily in New-Israeli Shekel, U.S. dollars, Euro and British Pound.

10)	Short-term and restricted deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit. Restricted deposits include deposits used to secure certain subsidiaries' ongoing projects and credit lines from banks as well as, security deposits with respect to leases, and are classified under other receivables.

11)	Allowance for doubtful accounts:

The allowance for doubtful accounts is determined in respect of specific trade receivables whose collection, in the opinion of the Group’s management, is doubtful. The Group did not recognize an allowance in respect of groups of trade receivables that are collectively assessed for impairment due to immateriality. Impaired receivables are derecognized when they are assessed as uncollectible. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The bad debt expense net for the years ended December 31, 2015 and 2016 was $ 747 and $ 652 respectively.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

12)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. Inventories are mainly comprised of purchased merchandise and products which consist of educational software kits, computers, peripheral equipment and spare parts. Cost is determined on the "first in - first out" basis. The Group periodically evaluates the condition and aging of its inventories and makes provisions for impairment of slow moving inventories accordingly. No such impairments have been recognized in any period presented.

13)	Revenue recognition:

The Group derives its revenues primarily from the sale of information technology (or "IT") services which also include sale of: non-proprietary software products, including maintenance, integration and infrastructure, outsourcing, training and deployment. In addition, the Group generates revenues from licensing the rights to use its proprietary software, provision of related IT professional services (which may or may not be considered essential to the functionality of the software license), related maintenance and technical support, as well as implementation and post-implementation consulting services.

Revenues are recognized in profit or loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. When the Group acts as a principal and is exposed to the risks associated with the transaction, revenues are presented on a gross basis. When the Group acts as an agent and is not exposed to the risks and rewards associated with the transaction, revenues are presented on a net basis. Revenues are measured at the fair value of the consideration less any trade discounts, volume rebates and returns.

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

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Following are the specific revenue recognition criteria which must be met before revenue is recognized by the Company and its subsidiaries:

i.	Revenues from software solutions and services:

a)	Revenues from contracts based on actual inputs. Revenues from master agreements based on actual inputs are recognized based on actual labor hours.

b)	Outsourcing - these agreements are similar in nature to agreements that are based on actual labor hours. The Group allocates employees to projects that are generally managed by the customers at their charge based on the pricing of labor hours. Revenues are recognized based on actual labor hours.

Certain of the software license sales may also include significant implementation and customization services with respect to such sales which are deemed essential to the functionality of the license. In addition, the Group also provides consulting services that are not deemed essential to the functionality of the license, as well as outsourcing IT services.

With respect to revenues that involve significant implementation and customization services to customer specific requirements and which are considered essential to the functionality of the product offered (for example when the Group sells software licenses as part of an overall solution offered to a customer that combines the sale of software licenses which includes significant implementation that is considered essential to the functionality of the license) whether generated by fixed-price or time-and-materials contracts the Company accounts for revenues for the services together with the software under contract, using the percentage-of-completion method. The percentage-of-completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion. This type of revenues is included in the Company’s Proprietary software products and related services and software services revenue streams.

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of each of January 1, 2015 and December 31, 2015 and 2016, no estimated losses were identified.

ii.	Revenues from sales, distribution and support of software products:

The Group recognizes revenues from the sale of software only after the significant risks and rewards of ownership of the software have been transferred to the buyer for which a necessary condition is delivery of the software, either physically or electronically, or providing the right to use or permission to make copies of the software. The Group reports income on a gross basis since it acts as a principal and bears the risks and rewards derived from the transaction. The Group recognizes revenues from providing software related services. When the stage of completion cannot be determined reliably, revenues are recognized on a straight-line basis over the agreement period.

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

Revenues from sale agreements that do not provide a general right of return and consist of multiple elements such as hardware, service and support agreements are split into different accounting units which are separately recognized. An element only represents a separate accounting unit if and only if it has standalone value for the customer. Moreover, there should be reliable and objective evidence of the fair value of all the elements in the agreement or of the fair value of undelivered elements. Revenues from the various accounting units are recognized when the revenue recognition criteria are met with respect to all the elements of the accounting unit based on their specific type and only up to the amount of the consideration that is not contingent on completion or performance of the other elements in the contract.

Maintenance and support includes annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. The right for unspecified upgrades for new versions and enhancements on a when-and-if-available basis does not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered. Revenues from maintenance services are recognized on a straight-line basis at the relative portion of the maintenance contract that is determined for each reporting year. Revenues that have been received before the respective service has been provided are carried to deferred income.

iii.	Revenues from training and implementation services:

Revenues from trainings and implementations are recognized when providing the service. Revenues from training services in respect of courses conducted over a period of up to 3 months will be recognize over the period of the course. Revenues from training services in respect of courses ordered in advance and long-term or short term (for a period of up to a year) retraining courses months will be recognized over the period of the course. Revenues from projects which usually ordered by organizations, will be recognize under the actual inputs recognize using the basis hours actual invested in the project.

iv.	Revenues from hardware products and infrastructure solutions:

Revenues from hardware products and infrastructure solutions are recognized after all the significant risks and rewards of ownership of the products have been transferred to the buyer. The Group does not retain any continuing management involvement that is associated with ownership and does not retain the effective control of the sold products, the amount of revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

14)	Government grants:

Government grants are recognized when there is reasonable assurance that the grants will be received and the Group will comply with the attached conditions. Government grants received from the Office of the Chief Scientist in Israel ("OCI") are recognized upon receipt as a liability if future economic benefits are expected from the research project that will result in royalty-bearing sales. A liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grant received and the fair value of the liability is accounted for as a Government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37.

In each reporting date, the Group evaluates whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid (since the Group will not be required to pay royalties) based on the best estimate of future sales and using the original effective interest method, and if so, the appropriate amount of the liability is derecognized against a corresponding reduction in research and development expenses. Amounts paid as royalties are recognized as settlement of the liability.

15)	Taxes on income:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

•	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

•	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Taxes on income that relate to distributions of an equity instrument and to transaction costs of an equity transaction are accounted for pursuant to IAS 12.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

16)	Leases:

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the following principles as set out in IAS 17.

The Group as lessee:

i.	Financial leases:

A lease that transfers substantially all the risks and rewards incidental to ownership of the leased asset to the Group is classified as a finance lease. At the commencement of the lease term, the leased asset is measured at the lower of the fair value of the leased asset or the present value of the minimum lease payments. The leased asset is depreciated over the shorter of its useful life and the lease term.

ii.	Operating leases:

Leases in which substantially all the risks and rewards of ownership of the leased asset are not transferred to the Group are classified as operating leases. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

17)	Property, plant and equipment, net

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with plant and equipment. The cost of an item of property, plant and equipment comprises the initial estimate of the costs of dismantling and removing the item and restoring the site on which the item is located.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Computers, software and peripheral equipment	20-33 (mainly 33%)
Office furniture and equipment	6-20
Motor vehicles	15
Buildings	2-4

Leasehold improvements are amortized using the straight-line method over the term of the lease (including option terms that are deemed to be reasonably assured) or the estimated useful life of the improvements, whichever is shorter.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end (at the end of the year) and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. For impairment testing of property, plant and equipment, see Note 2(20) below.

18)	Research and development costs:

Research expenditures incurred in the process of software development are recognized in profit or loss when incurred. An intangible asset arising from a software development project or from the development phase of an internal project is recognized if the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Group’s intention to complete the intangible asset and use or sell it; the ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the ability to measure reliably the respective expenditure asset during its development. The Group establishes technological feasibility upon completion of a detailed program design or working model.

Research and development costs incurred between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software costs are measured at cost less any accumulated amortization and any accumulated impairment losses on a product by product basis. Amortization of capitalized software costs begin when development is complete and the product is available for use. The Group considers a product to be available for use when the Group completes its internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements. Internal validation includes the completion of coding, documentation and testing that ensure bugs are reduced to a minimum. The internal validation of the product takes place a few weeks before the product is made available to the market. In certain instances, The Group enters into a short pre-release stage, during which the product is made available to a selected number of customers as a beta program for their own review and familiarization. Subsequently, the release is made generally available to customers. Once a product is considered available for use, the capitalization of costs ceases and amortization of such costs to "cost of sales" begins.

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 4-7 years, due to their high rates of acceptance, the continued reliance on these products by existing customers, and the demand for such products from prospective customers, all of which validate the Group’s expectations) which provides greater amortization expense compared to the revenue-curve method.

Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

The Group assesses the recoverability of its Capitalized software costs on a regular basis by assessing the net realizable value of these intangible assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life. During the years ended December 31, 2015 and 2016, no such unrecoverable amounts were identified.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

19)	Other intangible assets:

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end

Other intangible assets are comprised mainly of customer-related intangible assets, backlogs, brand names, capitalized courses development costs, non-compete agreements and acquired technology and Patent, and are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The useful life of intangible assets is as follows:

Years

Customer relationship and acquired technology	3-15
Capitalized courses development costs	3
Brand names	5
Backlog, non-compete agreements and other intangibles	2-10
Patent	10

The Group assesses the recoverability of its intangible assets on a regular basis by determining whether the amortization of the asset over its remaining useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2015 and 2016, no unrecoverable amounts were identified.

Intangible assets with indefinite useful lives are not systematically amortized and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired. The useful life of these assets is reviewed annually to determine whether their indefinite life assessment continues to be supportable. If the events and circumstances do not continue to support the assessment, the change in the useful life assessment from indefinite to finite is accounted for prospectively as a change in accounting estimate and on that date the asset is tested for impairment. Commencing from that date, the asset is amortized systematically over its useful life.

20)	Impairment of non-financial assets:

The Group evaluates the need to record an impairment of non-financial assets (property, plant and equipment, capitalized software costs and other intangible assets, goodwill, investments in joint venture) whenever events or changes in circumstances indicate that the carrying amount is not recoverable.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

The following criteria are applied in assessing impairment of these specific assets:

i.	Goodwill in respect of subsidiaries:

The Group reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

ii.	Investment in associate or joint venture using the equity method:

After application of the equity method, the Group determines whether it is necessary to recognize any additional impairment loss with respect to the investment in associates or joint ventures. The Group determines at each reporting date whether there is objective evidence that the carrying amount of the investment in the associate or the joint venture is impaired. The test of impairment is carried out with reference to the entire investment, including the goodwill attributed to the associate or the joint venture.

During the years ended December 31, 2015 and 2016, no impairment indicators were identified.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

21)	Financial instruments:

A.	Financial assets:

Financial assets within the scope of IAS 39 are initially recognized at fair value plus directly attributable transaction costs, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss. After initial recognition, the accounting treatment of financial assets is based on their classification as follows:

i.	Financial assets at fair value through profit or loss:

This category includes financial assets held for trading.

ii.	Loans and receivables:

Loans and receivables are investments with fixed or determinable payments that are not quoted in an active market. After initial recognition, loans are measured based on their terms at amortized cost plus directly attributable transaction costs using the effective interest method and less any impairment losses. Short-term borrowings are measured based on their terms, normally at face value.

iii.	Available-for-sale financial assets:

Available-for-sale financial assets are (non-derivative) financial assets that are designated as available for sale or are not classified in any of the three preceding categories. After initial recognition, available-for-sale financial assets are measured at fair value. Gains or losses from fair value adjustments, except for interest, exchange rate differences that relate to debt instruments and dividends from an equity instrument, are recognized in other comprehensive income. When the investment is disposed of or in case of impairment, the other comprehensive income (loss) is transferred to profit or loss.

B.	Financial liabilities:

Financial liabilities are initially recognized at fair value. Loans and other liabilities measured at amortized cost are presented less direct transaction costs. After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Financial liabilities at amortized cost:

After initial recognition, loans and other liabilities are measured based on their terms at amortized cost less directly attributable transaction costs using the effective interest method.

ii.	Financial liabilities at fair value through profit or loss:

Financial liabilities at fair value through profit or loss include financial liabilities classified as held for. Derivatives, including separated embedded derivatives, are classified as held for trading unless they are designated as effective hedging instruments.

C.	Offsetting financial instruments:

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position if there is a legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The right of set-off must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency of one of the parties. In order for the right of set-off to be currently available, it must not be contingent on a future event, there may not be periods during which the right is not available, or there may not be any events that will cause the right to expire.

D.	Compound financial instruments:

i.	Convertible debentures which contain both an equity component and a liability component are separated into two components. This separation is performed by first determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the conversion component is determined to be the residual amount. Directly attributable transaction costs are apportioned between the equity component and the liability component based on the allocation of proceeds to the equity and liability components.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ii.	Convertible debentures that are denominated in foreign currency contain two components: the conversion component and the debt component. The liability conversion component is initially recognized as a financial derivative at fair value. The balance is attributed to the debt component. Directly attributable transaction costs are allocated between the liability conversion component and the liability debt component based on the allocation of the proceeds to each component.

E.	Embedded derivatives:

The Group assesses the existence of an embedded derivative and whether it is required to be separated from a host contract when the Group first becomes party to the contract. Reassessment of the need to separate an embedded derivative only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

F.	Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issue expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

G.	Put option granted to non-controlling interests:

When the Group grants non-controlling interests a put option to sell part or all of their interests in a subsidiary during a certain period, on the date of grant, the non-controlling interests are classified as a financial liability under redeemable non-controlling interests.

The Group remeasures the financial liability at the end of each reporting period based on the estimated present value of the consideration to be transferred upon the exercise of the put option. If the Group has present ownership of the non-controlling interests, these non-controlling interests are accounted for as if they are held by the Group and changes in the amount of the liability are carried to profit or loss. If the Group does not have present ownership, the interests are accounted for using the partial recognition method. Accordingly, a portion of net profit attributable to non-controlling interests is still allocated to profit or loss but at the end of the reporting period the non-controlling interests are reclassified as a financial liability. The difference between non-controlling interests at the end of the reporting period and the present value of the liability is recognized directly in equity of the Group, under “Adjustment to redeemable non-controlling interests”. If the option is exercised in subsequent periods, the consideration paid upon exercise is treated as settlement of the liability. If the option expires, the liability is settled and it is a portion of the investment in the subsidiary disposed of, without loss of control therein.

As of December 31, 2016, there are no redeemable non-controlling interests which are subject to immediate exercise.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table provides a reconciliation of the redeemable non-controlling interests:

January 1, 2016	$18,751
Net income attributable to redeemable non-controlling interest	2,124
Share-based compensation attributable to redeemable non-controlling interest	215
Change in redeemable non-controlling interest to redemption value	715
Increase in redeemable non-controlling interest as part of acquisitions	29,174
Increase in redeemable non-controlling interest due to change in ownership in subsidiaries	292
Dividend in redeemable non-controlling interest	(1,537)
Foreign currency translation adjustments	(105)

December 31, 2016	$49,629

H.	Derecognition of financial instruments:

i.	Financial assets:

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the Group has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party, and in addition it has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A transaction involving factoring of accounts receivable and credit card vouchers is derecognized when the abovementioned conditions are met.

If the Group transfers its rights to receive cash flows from an asset and neither transfer nor retains substantially all the risks and rewards of the asset nor transfers control of the asset, a new asset is recognized to the extent of the Group's continuing involvement in the asset. When continuing involvement takes the form of guaranteeing the transferred asset, the extent of the continuing involvement is the lower of the original carrying amount of the asset and the maximum amount of consideration received that the Company could be required to repay. As of December 31, 2016, the Group has no open factoring transactions.

ii.	Financial liabilities:

A financial liability is derecognized when it is extinguished, that is when the obligation is discharged or cancelled or expires. A financial liability is extinguished when the debtor (the Group) discharges the liability by paying in cash, other financial assets, goods or services or is legally released from the liability.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Impairment of financial assets:

The Group assesses at the end of each reporting period whether there is any objective evidence of impairment of a financial asset or group of financial assets as follows:

i.	Financial assets carried at amortized cost:

Objective evidence of impairment exists when one or more events that have occurred after initial recognition of the asset have a negative impact on the estimated future cash flows. The amount of the loss recorded in profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset's original effective interest rate. If the financial asset has a variable interest rate, the discount rate is the current effective interest rate. In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, up to the amount of any previous impairment, is recorded in profit or loss.

ii.	Available-for-sale financial assets:

For equity instruments classified as available-for-sale financial assets, evidence of impairment includes a significant or prolonged decline in the fair value of the asset below its cost and evaluation of changes in the technological, economic or legal environment or in the market in which the issuer of the instrument operates. The determination of a significant or prolonged impairment depends on the circumstances at each reporting date. In making such a determination, historical volatility in fair value is considered, as well as a decline in fair value of 20% or more, or a decline in fair value whose duration is six months or more. Where there is evidence of impairment, the cumulative loss recorded in other comprehensive income is reclassified to profit or loss. In subsequent periods, any reversal of the impairment loss is recognized in other comprehensive income.

During 2015 and 2016 the Company did not recognize an impairment charge over its investments in available-for-sale marketable securities.

J.	Extinguishing financial liabilities with equity instruments:

Equity instruments issued to replace a debt are measured at the fair value of the equity instruments issued if their fair value can be reliably measured. If their fair value cannot be reliably measured, the equity instruments are measured based on the fair value of the financial liability extinguished on the date of extinguishment. The difference between the carrying amount of the financial liability extinguished and the fair value of the equity instruments issued is recognized in profit or loss.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

22)	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. Fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities, foreign currency forward contracts and contingent consideration of acquisitions (see Note 6).

23)	Treasury shares:

Company shares held by the Company and/or subsidiaries are recognized at cost of purchase and presented as a deduction from equity. Any gain or loss arising from a purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

24)	Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects part or all of the expense to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense is recognized in the statement of profit or loss net of any reimbursement.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Following are the types of provisions included in the financial statements:

i.	Legal claims

A provision for claims is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required by the Group to settle the obligation and a reliable estimate can be made of the amount of the obligation.

ii.	Contingent liability recognized in a business combination

A contingent liability in a business combination is measured at fair value upon initial recognition. In subsequent periods, it is measured at the higher of the amount initially recognized less, when appropriate, cumulative amortization, and the amount that would be recognized at the end of the reporting period in accordance with IAS 37.

25)	Combination of businesses under common control

A business combination involving business entities under common control is a business combination whereby all of the combining business entities are ultimately controlled by the same party or parties, both before and after the business combination, and that control is not transitory. This refers in particular to transactions such as a transfer of companies or ventures between individual companies within a capital group, or a merger of a parent company with its subsidiary.

The effects of combinations of businesses under common control are accounted for by the Group by the pooling of interests method, assuming that: assets and liabilities of the combining business entities are measured at their carrying values as disclosed in the Group’s consolidated financial statements; merger-related transaction costs are expensed in the income statement (financial expenses); mutual balances of accounts receivable/payable are eliminated; any difference between the purchase price paid/transferred and the value of net assets acquired (at their carrying values disclosed in the consolidated financial statements) shall be recognized in equity of the acquirer (such amounts recognized in equity are not included in reserve capital, and therefore they are not distributable).

On August 18, 2015 (the “Acquisition Date”), Sapiens consummated the acquisition from Asseco of all issued and outstanding shares of Insseco Sp. Z O.O. (“Insseco”). Asseco is the ultimate parent company of Sapiens, through Asseco’s holdings in Formula, which is the direct parent company of Sapiens. Insseco is a newly established company into which Asseco had transferred all of its Polish insurance employees, certain fixed assets, certain customer contracts and certain software, including intellectual property rights. Insseco has an established presence in the Polish insurance market, and services major insurance customers in Poland, including top tier insurance carriers

The acquisition of Insseco from Asseco, is a transaction between entities under common control, and therefore accounted for under the pooling of interest method. As the common control commenced on December 23, 2014, the balance sheets as of December 31, 2014 of Sapiens and, as such, of Formula were adjusted to reflect the carrying amounts combination between Sapiens and Insseco. The results of Sapiens and of Formula for the twelve-month period ended December 31, 2015 were also adjusted to reflect the combination with Insseco, accordingly.

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

The application of the pooling-of-interests method with respect to the acquisition of Insseco increased the total assets, liabilities and equity as of December 31, 2014 by $ 4,387, $ 2,290, and $ 2,097, respectively. Revenues, pretax income and net income of Insseco for the twelve month period ended December 31, 2015, which are included in the consolidated statements of profit or loss amounted to $ 10,516, $ 1,324 and $ 1,165, respectively. (see additional information in Note 4(ii)(a)).

26)	Derivative financial instruments designated as hedges:

A material portion of the Group's revenues, expenses and earnings is exposed to changes in foreign exchange rates. Depending on market conditions, foreign exchange risk is also managed through the use of derivative financial instruments. These financial instruments serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions. Therefore, The Group enters into contracts for derivative financial instruments such as forward currency contracts to hedge risks associated with foreign exchange rate and interest rate fluctuations.

The derivative instruments primarily hedge or offset exposures to Euro, Japanese Yen and New Israeli Shekel ("NIS") exchange rate fluctuations.

Any gains or losses arising from changes in the fair values of derivatives that do not qualify for hedge accounting are recorded immediately in profit or loss.

Hedges qualify for hedge accounting, among others, when at inception of the hedging relationship there is a formal designation and documentation of the hedging relationship and of the Group's risk management objective and strategy for undertaking the hedge. Hedges are assessed on an ongoing basis to determine whether they are highly effective during the reporting period for which the hedge is designated. Hedges are accounted for as follows:

i.	Fair value hedges:

The change in the fair value of the derivative (the hedging item) and the hedged item is recognized in profit or loss. For fair value hedges relating to hedged items carried at amortized cost, the adjustment to carrying value is amortized to profit or loss over the remaining term to maturity. Any adjustment of the hedged financial instrument for which the effective interest rate method is used, is recognized in profit or loss. If the hedged item is derecognized, the unamortized changes to fair value are recognized immediately in profit or loss.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ii.	Cash flow hedges:

The effective portion of the change in the fair value of the hedging instrument is recognized in other comprehensive income (loss) while any ineffective portion is recognized immediately in profit or loss.

Amounts recognized as other comprehensive income (loss) are reclassified to profit or loss when the hedged transaction affects profit or loss, such as when the hedged income or expense is recognized or when a forecasted transaction occurs. Where the hedged item is a non-financial asset or liability, their cost also includes the gain (loss) from the hedging instrument.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income (loss) are reclassified to profit or loss. If the hedging instrument expires or is sold, terminated or exercised, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income (loss) remain in other comprehensive income (loss) until the forecast transaction or firm commitment occurs.

Hedge accounting is not applied to financial derivatives used as an economic hedge of financial assets and liabilities. At December 31, 2015 and 2016, the Group did not have any cash flow hedges.

27)	Employee benefit liabilities:

The Group has several employee benefit plans:

i.	Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

ii.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

Formula's and its Israeli investees’ has defined with respect to their Israeli employees contribution plans pursuant to section 14 of Israel's Severance Pay Law, 1963 (the "Severance Pay Law") under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee's services.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Formula's and its Israeli investees’ also operates a defined benefit plan in respect of severance pay to their Israeli employees pursuant to the Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The actuarial assumptions include rates of employee turnover and future salary increases based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to Israel’s Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation.

In respect of its severance pay obligation to certain of its employees, the Group makes current deposits in pension funds and insurance companies ("the plan assets"). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group's own creditors and cannot be returned directly to the Group.

The liability for employee benefits shown in the statement of financial position reflects the present value of the defined benefit obligation less the fair value of the plan assets.

Remeasurements of the net liability are recognized in other comprehensive income in the period in which they occur.

Total expenses in respect of employee benefit liabilities for the years 2015 and 2016 were $ 13,555and $ 14,470, respectively.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

28)	Earnings per share:

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted number of Ordinary shares outstanding during the period. Potential Ordinary shares are included in the computation of diluted earnings per share when their conversion decreases earnings per share from continuing operations. Potential Ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company's share of earnings of investees is included based on its share of earnings per share of the investees multiplied by the number of shares held by the Company.

29)	Concentration of credit risk

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

The Group’s marketable securities include investments in commercial and government bonds and foreign banks. The Group's marketable securities are considered to be highly liquid and have a high credit standing. In addition, managements of the Group’s investees limit the amount that may be invested in any one type of investment or issuer, thereby reducing credit risk concentrations and consider their portfolios in foreign banks to be well-diversified (also refer to Note 5).

The Group's trade receivables are generally derived from sales to large organizations located mainly in Israel, North America, Europe and Asia Pacific. The Group performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, Formula and its investees may require letters of credit, other collateral or additional guarantees. From time to time, the Group sells certain of its accounts receivable to financial institutions, within the normal course of business.

The Group maintains an allowance for doubtful accounts receivable based upon management's experience and estimate of collectability of each outstanding invoice. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The bad debt expenses, net for the years ended December 31, 2015 and 2016 was $ 747 and $ 652 respectively. The risk of collection associated with accounts receivable is mitigated by the diversity and number of customers.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

From time to time, the Group transfers financial assets by factoring of accounts receivable and credit card vouchers to a financial institution IAS-39 establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. Certain underlying conditions must be met for the transfer of financial assets to qualify for accounting as a sale. All sales of receivable were closed during the years and as so there are no outstanding sales of receivables as of December 31, 2015 and 2016.

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

From time to time, the Group enters into foreign exchange forward and option contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to offset a portion of the Company's non-dollar currency exposure (see Note 2 (26) above).

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

1.	IFRS 15, "Revenue from Contracts with Customers":

IFRS 15 ("the new Standard") was issued by the IASB in May 2014. The new Standard replaces IAS 18, "Revenue", IAS 11, "Construction Contracts", IFRIC 13, "Customer Loyalty Programs", IFRIC 15, "Agreements for the Construction of Real Estate", IFRIC 18, "Transfers of Assets from Customers" and SIC-31, "Revenue - Barter Transactions Involving Advertising Services".

The new Standard introduces a five-step model that will apply to revenue earned from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract combination and accounting for contract modifications.

Step 2: Identify the separate performance obligations in the contract

Step 3: Determine the transaction price, including reference to variable consideration, financing components that are significant to the contract, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the separate performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or using estimates and assessments.

Step 5: Recognize revenue when a performance obligation is satisfied, either at a point in time or over time.

The Company is evaluating the possible effects of the new Standard. However, at this stage, the Company is unable to quantify the impact on the financial statements.

The new Standard is to be applied retrospectively for annual periods beginning on January 1, 2018. Early adoption is permitted. At this stage, the Group does not intend to adopt IFRS 15 early.

The new Standard allows the option of modified retrospective adoption with certain reliefs according to which the new Standard will be applied to existing contracts from the initial period of adoption and thereafter with no restatement of comparative data. Under this option, the Group will recognize the cumulative effect of the initial adoption of the new Standard as an adjustment to the opening balance of retained earnings (or another component of equity, as applicable) as of the date of initial application. Alternatively, the new Standard permits full retrospective adoption with certain reliefs.

At this stage, the Group is evaluating the different options for adoption of the new Standard.

2.	IFRS 9, "Financial Instruments

In July 2014, the IASB issued the final and complete version of IFRS 9, "Financial Instruments" ("IFRS 9"), which replaces IAS 39, " Financial Instruments: Recognition and Measurement". IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets in the scope of IAS 39.

According to IFRS 9, all financial assets are measured at fair value upon initial recognition. In subsequent periods, debt instruments are measured at amortized cost only if both of the following conditions are met:

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

-	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.
-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent measurement of all other debt instruments and financial assets should be at fair value. IFRS 9 establishes a distinction between debt instruments to be measured at fair value through profit or loss and debt instruments to be measured at fair value through other comprehensive income.

Financial assets that are equity instruments should be measured in subsequent periods at fair value and the changes recognized in profit or loss or in other comprehensive income (loss), in accordance with the election by the Company on an instrument-by-instrument basis. If equity instruments are held for trading, they should be measured at fair value through profit or loss.

According to IFRS 9, the provisions of IAS 39 will continue to apply to derecognition and to financial liabilities for which the fair value option has not been elected.

According to IFRS 9, changes in fair value s of financial liabilities which are attributable to the change in credit risk should be presented in other comprehensive income. All other changes in fair value should be presented in profit or loss.

IFRS 9 also prescribes new hedge accounting requirements.

IFRS 9 is to be applied for annual periods beginning on January 1, 2018. Early adoption is permitted.

The Group believes that the amendments to IFRS 9 are not expected to have a material impact on the consolidated financial statements, but at the end of the reporting period the impact analysis has not yet been completed.

3.	Amendments to IFRS 10 and IAS 28 regarding sale or transfer of assets between an investor and its associate or joint venture:

In September 2014, the IASB issued amendments to IFRS 10 and IAS 28 ("the amendments") regarding the accounting treatment of the sale or transfer of assets (an asset, a group of assets or a subsidiary) between an investor and its associate or joint venture. According to the amendments, when the investor loses control of a subsidiary or a group of assets that are not a business in a transaction with its associate or joint venture, the gain will be partially eliminated so that the gain to be recognized is the gain from the sale to the other investors in the associate or joint venture. According to the amendments, if the remaining rights held by the investor represent a financial asset as defined in IFRS 9, the gain will be recognized in full. If the transaction with an associate or joint venture involves loss of control of a subsidiary or a group of assets that are a business, the gain will be recognized in full. The amendments are to be applied prospectively. A mandatory effective date has not yet been determined by the IASB but early adoption is permitted.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

4.	Amendments to IAS 7, "Statement of Cash Flows", regarding additional disclosures of financial liabilities:

In January 2016, the IASB issued amendments to IAS 7, "Statement of Cash Flows", ("the amendments") which require additional disclosures regarding financial liabilities. The amendments require disclosure of the changes between the opening balance and the closing balance of financial liabilities, including changes from cash flows, changes arising from obtaining or losing control of subsidiaries, the effect of changes in foreign exchange rates and changes in fair value.

The amendments are effective for annual periods beginning on or after January 1, 2017. Comparative information for periods prior to the effective date of the amendments is not required. Early application is permitted. The Company will include the necessary disclosures in the financial statements when applicable.

5.	IFRS 16, "Leases”:

In January 2016, the IASB issued IFRS 16, "Leases" ("the new Standard"). According to the new Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

According to the new Standard:

-	Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, "Leases".

-	Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expense separately.

-	Variable lease payments that are not dependent on changes in the Consumer Price Index ("CPI") or interest rates, but are based on performance or use (such as a percentage of revenues) are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

-	In the event of change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and the effect of the remeasurement is an adjustment to the carrying amount of the right-of-use asset.

-	The new Standard includes two exceptions according to which lessees are permitted to elect to apply a method similar to the current accounting treatment for operating leases. These exceptions are leases for which the underlying asset is of low value and leases with a term of up to one year.

-	The accounting treatment by lessors remains substantially unchanged, namely classification of a lease as a finance lease or an operating lease.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

The new Standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted provided that IFRS 15, "Revenue from Contracts with Customers", is applied concurrently. For leases existing at the date of transition, the new Standard permits lessees to use either a full retrospective approach, or a modified retrospective approach, with certain transition relief whereby restatement of comparative data is not required.

The Company is evaluating the possible effects of the new Standard. However, at this stage, the Company is unable to quantify the impact on the financial statements.

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

i.	Formula

a.	Acquisition of TSG IT Advanced Systems Ltd

On May 9, 2016, Formula and Israel Aerospace Industries (IAI) concluded the joint purchase of TSG – a subsidiary and the military arm of Ness Technologies, engaged in the fields of command and control systems, intelligence, homeland security and cyber security. The total purchase price in the transaction amounted to $ 51,532 in cash, with each of IAI and Formula acquiring 50% of TSG for $ 25,766. TSG is a leading provider of core command and control systems to Israel's defense organization, including the Israeli Defense Forces and the Israeli Police.

As TSG is jointly controlled by both Formula and IAI, its results of operations are reflected in the Company's profit or loss using the equity method of accounting commencing May 9, 2016.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed by the Company at the date of acquisition:

Net Assets	$1,824
Intangible assets	13,693
Backlog	2,221
Deferred tax liability	(3,979)
Dividend preference derivative	2,140
Goodwill	9,867

Total assets acquired net of acquired cash	$25,766

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

b.	Investment in Sapiens

On November 19, 2013, Sapiens completed a follow-on public offering of its ordinary shares on the NASDAQ. Sapiens issued 6,497,400 shares at a price of $ 6.25 per share before issuance expenses. Total net proceeds from the issuance amounted to approximately $ 37,791. As a result of the offering, Formula’s interest in Sapiens' outstanding common shares was diluted from 56.8% to 48.6% and due to the loss of control in Sapiens in accordance with IFRS 10, the Company started applying the equity method of accounting to reflect its investment in Sapiens. The gain recognized in relation of Formula’s interest in in Sapiens' outstanding common shares, diluting to 48.6%, amounted to $ 61,164 and is presented in the income statement as equity in gains of affiliated companies, net. The fair value of the retained investment in Sapiens was measured according to Sapiens' share price on November 19, 2013 of $ 7.09 per share.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of December 23, 2014:

Net assets	$170,834
Customer relationships	20,707
Developed and acquired Technology	19,066
Backlog and deferred revenues	3,351
Deferred revenues	513
Deferred tax liability, net	(11,972)
Non-controlling interests	(173,565)
Goodwill	145,730

Net assets acquired	$174,664

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

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

ii.	Sapiens

a.	Acquisition of Insseco

On August 18, 2015 (the “acquisition date”), Sapiens completed the acquisition from Asseco of all issued and outstanding shares of Insseco. Asseco is the ultimate parent company of Sapiens, through holding in Formula, which is the direct parent company of Sapiens. Insseco is a newly established company into which Asseco had transferred all of its Polish insurance employees, certain fixed assets, certain customer contracts and certain software including intellectual property rights. Insseco has a team of approximately 140 insurance professionals and an established presence in the Polish insurance market, and services major insurance customers in Poland, including top tier insurance carriers.

Sapiens paid the acquisition consideration in cash, consisting of 34,300 Polish Zloty or approximately $ 9,100. In addition, the transaction consideration includes upside or downside performance based payments relating to achievements of revenue goals and profitability over the next five years. If the aggregate revenues generated by Insseco from its activity from July 1, 2015 through June 30, 2020 exceed 90,000 Polish Zloty or approximately $ 23,800, Asseco shall be entitled to receive additional amounts ranging from 3% to 15% of the excess amount of the respective revenues. If the aggregate revenues generated by Insseco for the period from July 1, 2015 through June 30, 2018 are below 84,000 Polish Zloty or $ 22,200, the seller shall pay Sapiens an amount equal to 35% of the deficiency below such amount. In addition, the amounts payable to Asseco may be adjusted upwards or downwards as a result of changes in the profitability of a specific account that Sapiens acquired as part of the acquisition. The estimated fair value of the contingent payments as of December 31, 2016 is $ 1,000.

The acquisition of Insseco from Asseco, which was as of the acquisition date the ultimate parent company of Sapiens, is a transaction between entities under common control, and therefore accounted for under the pooling of interest. Under the pooling-of-interests method, combination between two businesses under common control is accounted for at carrying amounts with retrospective adjustment of prior period financial statements, therefore balance sheet as of December 31, 2014 of Sapiens and as such of Formula were adjusted to reflect the carrying amounts combination between Sapiens and Insseco. The results of Sapiens for the twelve-month period ended December 31, 2015 were also adjusted to reflect the combination with Insseco, accordingly.

Under the pooling-of-interests method, the equity accounts of the combining entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction (i.e., distribution to parent company). As opposed to the purchase method of accounting, no intangible assets are recognized in the transaction, other than those existed in the combining entities and no goodwill is recognized as a result of the combination. The application of the pooling-of-interests method with respect to the acquisition of Insseco increased the total assets, liabilities and equity as of December 31, 2014 by $ 4,387, $ 2,290, and $ 2,097, respectively. Revenues, pretax income and net income of Insseco for the twelve month period ended December 31, 2015, which are included in the consolidated statements of income amounted to $ 10,516, $ 1,324 and $ 578, respectively.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

b.	Acquisition of Knowledge Partners International

On August 1, 2014, Sapiens completed the acquisition of all of the outstanding shares of Knowledge Partners International (KPI), a pioneer and recognized leader in decision management consultancy, services and training, in consideration of $ 2,380, composed of the following:

Cash	$2,203
Share consideration (1)	177

Net assets acquired	$2,380

(1)	Sapiens issued 57,000 shares of its subsidiary, Sapiens Software Solution (Decision) Ltd, reflecting 3% of the subsidiary's outstanding shares. According to the agreement, the sellers will have the right to sell their minority interests to the Company during the period commencing on the date that is 48 months following the acquisition date, and the Company will have a corresponding call option.

Sapiens issued additional 88,500 restricted shares of its subsidiary, Sapiens Software Solution (Decision) Ltd, expensed over a vesting period of three years commencing on the acquisition date.

c.	Acquisition of Ibexi Solution Private Limited

On May 6, 2015, Sapiens completed the agreement to acquire all of outstanding shares of Ibexi Solution Private Limited (Ibexi), an India-based provider of insurance business and technology solutions, in total consideration of $ 4,764 including a contingent obligation valued at $ 949 on the acquisition date. As of December 31, 2016, the estimated fair value of the contingent payment is $1,680. In addition, an amount of approximately $ 1,900 is subject to continued employment and therefore not part of the purchase price, but is recognized over the service period. Acquisition related costs were immaterial

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of the acquisition date:

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

Net assets	$1,105
Intangible assets	1,315
Goodwill	2,344

Net assets acquired	$4,764

d.	Acquisition of Maximum Processing Inc.

On May 26, 2016, Sapiens entered into an agreement to purchase the entire share capital of Maximum Processing Inc.’s (MaxPro) for a consideration of $ 4,278 (of which $1,490 was deposited at closing in escrow)). In addition, the seller has performance based payments relating to achievements of revenue and profitability targets over three years (2016-2018) of up to $ 2,500. Such payments are also subject to continued employment and therefore, not part of the purchase price. MaxPro specializes in providing business and technology solutions across the insurance industry. Acquisition related costs were immaterial.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of the acquisition date:

Net assets	$(240)
Intangible assets	1,859
Goodwill	2,659

Net assets acquired	$4,278

e.	Acquisition of 4Sight Business Intelligence Inc

On June 7, 2016, Sapiens entered into an agreement to purchase 100% of the total outstanding shares of 4Sight Business Intelligence Inc. (4Sight). 4sight's system provides analytics software for the insurance industry. Sapiens paid the acquisition consideration in cash, consisting of $ 330. In addition, the seller has performance based payments relating to achievements of revenue and profitability targets over three years (2016-2018) of up to $ 2,200. Such payments are also subject to continued employment and therefore, are not part of the purchase price. Acquisition related costs were immaterial

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of the acquisition date:

Net assets	$(145)
Intangible assets	279
Deferred taxes	(112)
Goodwill	308

Net assets acquired	$330

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

iii.	Magic

a.	Acquisition of Formula Telecom Solutions Ltd. (FTS)

On October 1, 2014 Magic acquired the entire share interests in Formula Telecom Solutions Ltd. (FTS), an Israel-based software vendor, for a total consideration of $ 5,800. FTS specializes in the development, sale, service and support of Business Support Systems (BSS), including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications industry. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing October 1, 2014.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$(57)
Intangible assets	2,951
Goodwill	2,906

Total assets acquired	$5,800

b.	Acquisition of Comblack IT Ltd

On April 14, 2015 Magic acquired a 70% interest in Comblack IT Ltd. ("Comblack"), an Israeli-based company that specializes in software professional and outsourced management services mainly for mainframes and complex large-scale environments, for a total consideration of $1,821, of which $ 1,523 was paid upon closing and $ 298 which was payable contingent upon the acquired business meeting certain operational targets in 2015. Magic and the seller hold mutual Call and Put options respectively for the remaining 30% interest in Comblack. As a result of the Put option, Magic recorded redeemable non-controlling interest in the amount of $ 989 on the acquisition date. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing April 1, 2015.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

Net Assets, excluding cash acquired	$(405)
Redeemable non-controlling interests	(989)
Intangible assets	1,249
Goodwill	1,966

Total assets acquired net of acquired cash	$1,821

In March 2016, Magic paid the seller the remaining contingent payments for meeting the 2015 operational targets.

c.	Acquisition of Infinigy Solutions LLC

On June 30, 2015 Magic acquired a 70% interest in Infinigy Solutions LLC ("Infinigy"), a US-based services company focused on expanding the development and implementation of technical solutions throughout the telecommunications industry with offices across the US, providing nationwide coverage and support for wireless engineering, deployment services, surveying, environmental service and project management, for a total consideration of $ 6,527, of which $ 5,600 was paid upon closing and $ 927 is payable contingent upon the acquired business meeting certain operational targets in 2016 and 2017. Magic and the seller hold mutual Call and Put options respectively for the remaining 30% interest in Infinigy. As a result of the Put option, Magic recorded redeemable non-controlling interest in the amount of $ 3,590. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing July 1, 2015.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets, excluding cash acquired	$1,182
Redeemable non-controlling interests	(3,590)
Intangible assets	3,675
Goodwill	5,260

Total assets acquired net of acquired cash	$6,527

In July 2016, Magic paid the seller $ 534 with respect to the acquired business meeting certain of its 2016 operational targets. As of December 31, 2016 the contingent payment with respect to the acquired business meeting its 2017 operational target amounted to $ 685.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

d. Acquisition of Roshtov Software Industries Ltd

On July 11, 2016 Magic acquired a 60% interest in Roshtov Software Industries Ltd ("Roshtov"), an Israeli-based software company that is a market leader in Israel in patient record information systems, for a total cash consideration of $ 20,550, which was paid upon closing. The purchaser and the seller hold mutual Call and Put options respectively for the remaining 40% interest in Roshtov. As a result of the Put option, Magic recorded redeemable non-controlling interest in the amount of $ 14,012. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing July 2016.

The following table summarizes the provisional estimated fair values of the assets acquired and liabilities at the date of acquisition (1):

Net Assets, excluding cash acquired	$15
Redeemable non-controlling interests	(14,012)
Intangible assets	22,439
Deferred tax liabilities	(5,610)
Goodwill	17,718

Total assets acquired net of acquired cash	$20,550

(1) The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. Magic’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. Magic expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

e.	Acquisition of in Shavit Software (2009) Ltd

On October 31, 2016 Magic acquired the entire share interests in Shavit Software (2009) Ltd., an Israeli-based company that specializes in software professional and outsourced management services, for a total consideration of $ 6,836, of which $ 4,699 was paid upon closing, $ 1,633 (measured based on present value) was allocated to a deferred payment which is due in 2018 and $ 504 is contingent upon the acquired business meeting certain operational targets in 2017, 2018 and 2019. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The results of operations were included in the consolidated financial statements of the Company commencing November 1, 2016.

The following table summarizes the provisional estimated fair values of the assets acquired and liabilities at the date of acquisition (1):

Net Assets, excluding cash acquired	$801
Intangible assets	4,215
Deferred tax liabilities	(1,053)
Goodwill	2,873

Total assets acquired net of acquired cash	$6,836

(1) The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company's management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but not later than the measurement period.

f.	Other acquisitions by Magic in 2015 and 2016

During the years ended December 31, 2015 and 2016, Magic acquired additional activities whose influence on the financial statements of the Company was immaterial, for a total consideration of $ 1,892 and $ 8,884, respectively. In addition, during 2015, Magic increased its ownership interest in Complete Business Solutions from 96.3% to 100% and in CommIT Embedded Ltd. from 50.1% to 75%, for a total consideration of $ 244 and $ 1,412 (of which $ 356 were paid in January 2016), respectively.

The following table summarizes the provisional estimated fair values of the assets acquired and liabilities at the date of acquisition (1):

Net Assets, excluding cash acquired	$2,174
Non-controlling interests	(1,209)
Intangible assets	2,106
Deferred tax liabilities	(427)
Goodwill	6,240

Total assets acquired net of acquired cash	$8,884

(1) The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. Magic’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. Magic expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

iv.	Matrix

a.	Acquisition of SeeV Solutions Ltd

During January 2015, Matrix acquired a 75% interest in SeeV Solutions Ltd from its former shareholders for NIS 4,875 (approximately $ 1,232). In addition, the purchaser and the seller hold mutual Call and Put options respectively for the remaining 25% interest in the company valued at NIS 1,713 (approximately $ 433). SeeV engages in permanent placement of employees in start-ups and high-tech companies.

The following table summarizes the provisional estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$340
Redeemable non-controlling interests	(433)
Intangible assets	270
Deferred tax liabilities	(72)
Goodwill	1,127

Total assets acquired	$1,232

b.	Acquisition of Tiltan Systems Engineering Ltd

On April 1, 2015, Matrix acquired 64% interest in Tiltan Systems Engineering Ltd from its other shareholders (prior to the acquisition Matrix held a 36% interest in Tiltan share capital) for an amount of NIS 2,600 (approximately $ 654). Following right after the acquisition Matrix holds the entire share capital of Tiltan and consequently recognized a loss of NIS 565 (approximately $ 142) resulting from the fair value measurement of its investment in Tiltan. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed in a total of approximately NIS 4, 900 (approximately $ 1,233), NIS 640 (approximately $ 161) was allocated to deferred taxes, and the remaining balance was allocated to goodwill.

c.	Acquisition of Hydus Inc

On April 1, 2015 Xtivia Inc (a wholly owned subsidiary of Matrix) completed the acquisition of the entire share capital of Hydus Inc for a total consideration of $ 2,505 (net of acquired cash). Hydus Inc. is a U.S based consulting firm specializing in software services in the field of Enterprise Information Management (EIM). In addition, the sellers may be eligible for future consideration, valued at $ 1,441 on the acquisition date ($ 1,739 as of December 31, 2016), subject to obtaining accumulated operating income targets during three years (not exceeding Hydus operating income).

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The following table summarizes the provisional estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$583
Intangible assets	580
Deferred tax liabilities	(203)
Goodwill	2,986

Total assets acquired	$3,946

d.	Acquisition of Ono Apps Ltd

On May 7, 2015, Matrix completed the acquisition of the entire share capital of Ono Apps Ltd., an Israeli based service provider specializing in mobile applications development services, for a total consideration of NIS 4,584 (approximately $ 1,186). In addition, the sellers may be eligible for future consideration, valued at $ 316 as of the acquisition date, subject to obtaining accumulated operating income targets during three years commencing on January 1, 2016 and not exceeding NIS 5,000 (approximately $ 1,300). Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The following table summarizes the provisional estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$86
Intangible assets	420
Deferred tax liabilities	(111)
Goodwill	1,107

Total assets acquired	$1,502

e.	Acquisition of Programa Logistics Systems Ltd

On March 30, 2016, Matrix acquired a 60% interest in Programa Logistics Systems Ltd., for a total consideration of NIS 7,295 (approximately $ 1,937). In addition the sellers may be eligible for future consideration valued, on the acquisition date, at NIS 1,144 ($ 304) which is contingent upon the acquired business meeting certain operational targets in the years 2016-2018. Programa, an Israeli company, is a provider of advisory services and design and development of solutions in supply chain, production and logistics. Matrix and the seller hold mutual Call and Put options respectively for the remaining 40% interest in Programa. As a result of the Put option, Matrix recorded redeemable non-controlling interest of $ 2,471 on the acquisition date. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The following table summarizes the provisional estimated fair values of the assets acquired and liabilities at the date of acquisition:

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

Net Assets	$267
Redeemable non-controlling interests	(2,471)
Intangible assets	1,216
Goodwill	3,229

Total assets acquired	$2,241

As of December 31, 2016, Programa’s redeemable non-controlling interest amount to $ 2,411.

f.	Acquisition of Network Infrastructure Technologies Inc

On October 4, 2016, Exzac Inc, a wholly owned subsidiary of Matrix, completed the acquisition of a 60% interest in Network Infrastructure Technologies Inc. ("NIT") for a cash consideration of $ 6,750. In addition the sellers may be eligible for future consideration valued, on the acquisition date, at $ 743 which is contingent upon the acquired business meeting certain operational targets in the years 2017-2019. NIT, a U.S based company, mainly provides IT help desk services to the Healthcare and Finance sectors for managing their information systems. Matrix and the seller hold mutual Call and Put options respectively for the remaining 40% interest in NIT. As a result of the Put option, Matrix recorded redeemable non-controlling interest of $ 7,263 on the acquisition date. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The following table summarizes the provisional estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$977
Redeemable non-controlling interests	(7,263)
Intangible assets	3,512
Deferred tax liabilities	(1,405)
Goodwill	11,672

Total assets acquired	$7,493

g.	Acquisition of Second to none solutions Inc.

On November 8, 2016, Xtivia Technologies Inc., a wholly owned subsidiary of Matrix, completed the acquisition of a 55% interest in Second to none solutions Inc. ("Stons") for a consideration of $ 287 paid in cash. Stons is a certified distributer of IBM products to U.S federal and enterprise customers. Matrix and the seller hold mutual Call and Put options respectively for the remaining 45% interest in Stons. As a result of the Put option, Matrix recorded redeemable non-controlling interest of $ 2,184 on the acquisition date. In addition the sellers may be eligible for future consideration valued, on the acquisition date, at $ 514 which is contingent upon the acquired business meeting certain operational targets in the years 2017-2019. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the provisional estimated fair values of the assets acquired and liabilities at the date of acquisition(1):

Intangible assets	$917
Redeemable non-controlling interests	(2,184)
Deferred tax liabilities	(314)
Goodwill	2,382

Total assets acquired	$801

(1) The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. Matrix’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. Matrix expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

h.	Acquisition of Aviv Management Engineering Systems Ltd.

On December 27, 2016, Matrix completed the acquisition of an 85% interest of Aviv Management Engineering Systems Ltd ("Aviv") for a consideration of NIS 19,699 in cash (approximately $ 5,123). In addition the sellers may be eligible for future consideration valued, on the acquisition date, at NIS 1,576 (approximately $ 410) which is contingent upon the acquired business meeting certain operational targets in the years 2017-2019. Aviv provides management consulting and multidisciplinary engineering consulting focusing in four areas of expertise: environmental planning, project management, urban and physical planning and management consulting. Matrix and the seller hold mutual Call and Put options respectively for the remaining 15% interest in Aviv. As a result of the Put option, Matrix recorded redeemable non-controlling interest of NIS 5,714 (approximately $ 1,486) on the acquisition date. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the provisional estimated fair values of the assets acquired and liabilities at the date of acquisition(1):

Net Assets	$(668)
Redeemable non-controlling interests	(1,486)
Intangible assets	2,264
Deferred tax liabilities	(1,096)
Goodwill	6,519

Total assets acquired	$5,533

(1) The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. Matrix’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. Matrix expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

NOTE 5:-	MARKETABLE SECURITIES

The Group invests in marketable debt and equity securities, which were classified at fair value through profit or loss and as available-for-sale securities. The following is a summary of marketable securities:

a.	Composition:

	January 1,	December 31,
	2015	2015	2016
Short-term:
Fair value through profit or loss (1)	15,784	11,011	6,790
Available-for-sale	11,915	20,594	30,726

Total short-term securities	$27,699	$31,605	$37,516

Long-term:
Available-for-sale	33,748	30,875	17,228

Total long-term securities	$33,748	$30,875	$17,228

(1)	The Group recognized trading gains in amounts of $ 114 and $ 136 during the years ended December 31, 2015 and 2016, respectively.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	MARKETABLE SECURITIES (Cont.)

b.	The following is a summary of marketable securities which are classified as available-for-sale:

	December 31,
	2015				2016
	Amortized cost	Unrealized losses	Unrealized Gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market Value

Available-for-sale:

Government bonds	$5,242	$(19)	$-	$5,223	$3,167	$(3)	$-	$3,164
Commercial bonds	46,328	(317)	-	46,011	44,821	(261)	-	44,560
Equity securities	118	-	117	235	118	-	112	230

Total available-for-sale marketable securities	$51,688	$(336)	$117	$51,469	$48,106	$(264)	$112	$47,954

	January 1,
	2015
	Amortized cost	Unrealized losses	Unrealized Gains	Market value

Available-for-sale:

Government bonds	$5,161	$(33)	$-	$5,128
Commercial bonds	40,064	(410)	-	39,654
Equity securities	447	-	434	881

Total available-for-sale marketable securities	$45,672	$(443)	$434	$45,663

Interest receivable of available-for-sale marketable securities included in other receivables and prepaid expenses amounted to $ 280, $ 334 and $ 226 as of January 1, 2015, and December 31, 2015 and 2016, respectively.

In 2015 and 2016 the Group received proceeds from sale and maturity of available-for-sale marketable securities of $ 2,136 and $16,541 and recorded related net gains (losses) of $ 300 and $ (16) in financial income (expenses), respectively.

The amortized costs of available-for-sale debt securities at December 31, 2016, by contractual maturities, are shown below:

	Amortized	Unrealized gains (losses)		Market
	cost	Gains	Losses	value

Due up to three years	$46,264	$-	$(232)	$46,032
Due between three to five years	$1,724	$-	$(32)	$1,692
	$47,988	$-	$(264)	$47,724

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	MARKETABLE SECURITIES (Cont.)

The following is the change in the other comprehensive income from available-for-sale securities during 2016 and 2015:

Other comprehensive income

Other comprehensive income from available-for-sale securities as of January 1, 2015	$319

Unrealized gain from available-for-sale securities	102
Realized gain reclassified into profit or loss	(300)
Other comprehensive income from available-for-sale securities as of December 31, 2015	121

Unrealized gain from available-for-sale securities	30
Realized loss reclassified into profit or loss	16

Other comprehensive income from available-for-sale securities as of December 31, 2016	$167

Note 6:-	Fair value measurement

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The Company's financial assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of January 1, 2015 and December 31, 2015 and 2016:

	Fair value measurements
	December 31, 2016
	Level 1	Level 2	Level 3	Total

Assets:
Equity securities	$1,001	$-	$-	$1,001
Government and corporate debentures	6,019	47,724	-	53,743
Foreign currency derivative contracts (1)	-	-	-	-
Dividend preference derivative in TSG (2)	-	-	2,120	2,120

Total financial assets	$7,020	$47,724	$2,120	$56,864

Liabilities:
Redeemable non-controlling interests (1)	$-	$-	$49,629	$49,629
Foreign currency derivative contracts	-	-	-	-
Contingent consideration (1)	-	-	17,730	17,730
	-	-	-	-
Total financial liabilities	$-	$-	$67,359	$67,359

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-	FAIR VALUE MEASUREMENT (Cont.)

	Fair value measurements
	December 31, 2015
	Level 1	Level 2	Level 3	Total

Assets:
Equity securities	$3,525	$-	$-	$3,525
Government and corporate debentures	7,721	51,235	-	58,956
Foreign currency derivative contracts	-	121	-	121

Total financial assets	$11,246	$51,356	$-	$62,602

Liabilities:
Redeemable non-controlling interests (1)	$-	$-	$18,751	$18,751
Foreign currency derivative contracts	-	12	-	12
Contingent consideration (1)	-	-	7,106	7,106

Total financial liabilities	$-	$12	$25,857	$25,869

	Fair value measurements
	January 1, 2015
	Level 1	Level 2	Level 3	Total

Assets:
Equity securities	$4,658	$-	$-	$4,658
Government and corporate debentures	12,007	44,782	-	56,789
Foreign currency derivative contracts	-	87	-	87

Total financial assets	$16,665	$44,869	$-	$61,534

Liabilities:
Redeemable non-controlling interests (1)	$-	$-	$15,224	$15,224
Contingent consideration (1)	-	-	3,563	3,563

Total financial liabilities	$-	$-	$18,787	$18,787

(1)	The fair value of redeemable non-controlling interests and contingent consideration was determined based on the present value of the future expected cash flow.

(2)	The fair value of dividend preference derivative in TSG was estimated using the Monte-Carlo simulation technique.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 7:-	Investments in companies accounted for at equity METHOD

a.	The following is a summary of Formula’s investments in companies accounted for at equity:

	January 1,	December 31,
	2015	2015	2016

Affiliated companies	528	-	38

Joint venture (see Note 4(i)a)	-	-	24,042

	528	-	24,080

The following table summarizes activity related to Formula's investments in companies accounted for at equity:

2016

January 1, 2016	$-
Acquisition of shares in joint venture	16,024
Investment in Capital notes of joint venture	7,669
Company's share of earnings (losses) of joint venture	349
Affiliated company due to business combination of Subsidiary	38

December 31, 2016	$24,080

b.	Composition of investment in joint venture :

	January 1,	December 31,
	2015	2015	2016
Details of investment in TSG:

Shares	-	-	16,373
Capital notes	-	-	7,669
Dividend preference derivative in TSG (1)	-	-	2,120
	-	-	26,162

Goodwill included in the investment	-	-	9,867

(1)	Dividend preference derivative in TSG is included in Company’s long term prepaid expenses and other receivables and is accounted for at fair value through to profit or loss.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 7:-	Investments in companies accounted for at equity (Cont.)

c.	Group's share of statements of financial position of companies accounted for at equity, after being adjusted to comply with IFRS, based on the interests therein, as of the below reporting dates:

	January 1,	December 31,
	2015	2015	2016
Statement of financial position of companies accounted for at equity at reporting date:
Current assets	-	-	12,367
Noncurrent assets (1)	-	-	234
Current liabilities	-	-	(8,485)
Noncurrent liabilities	-	-	(815)
	-	-	3,301
Adjustments for differences in accounting policies:
Excess cost of intangible assets net of deferred tax liabilities	-	-	10,912
Goodwill	-	-	9,867

Total investment in companies accounted for at equity	-	-	24,080

(1)	Does not include balance of goodwill in an amount of $ 9,867 as of December 31, 2016.

d.	Group's share of statement of income of companies accounted for at equity, after being adjusted to comply with IFRS, based on the interests therein, during the periods shown below (with respect to the Group's interest in TSG, for the periods from May 1, 2016 until December 31, 2016, and with respect to the Group's interest in Subsidiary’s affiliate, only for the period from December 26, 2016):

	Year ended December 31,
	2015	2016
Revenues of companies accounted for at equity in the reporting year:
Revenues	-	19,324
Amortization of excess cost related to revenues	-	(193)
Company's share of revenues of companies accounted for at equity	-	19,131

Income (loss)	-	1,372
Amortization of excess costs	-	(1,023)
Company's share of income of companies accounted for at equity	-	349

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	PROPERTY, PLANTS AND EQUIPMENT, NET

Composition:

	January 1,	December 31,
	2015	2015	2016
Cost:
Computers, equipment and software	$54,635	$52,283	$60,074
Motor vehicles	417	673	1,552
Buildings	1,852	1,846	1,833
Leasehold improvements	19,087	17,840	20,991

	75,991	72,642	84,450
Accumulated depreciation:
Computers, equipment and software	$43,417	$40,381	$46,659
Motor vehicles	212	242	531
Buildings	822	907	23
Leasehold improvements	9,429	9,109	11,107

	53,880	50,639	58,320

Depreciated cost	$22,111	$22,003	$26,130

In December 2016, Matrix has sold its full rights in a land property for a total consideration of approximately $ 4,473. The group recognized a gain from the aforementioned sale in an amount of approximately $ 3,147. Simultaneously to the sale, Matrix had leased the land for its operations. The lease is treated as an operating lease in accordance with IAS 17.

Depreciation expenses totaled $ 7,092 and $ 7,880 for the years ended December 31, 2015 and 2016, respectively.

Note 9:-	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2016 were as follows:

Balance as of January 1, 2015	$424,807

Adjustments due to purchase price allocation	458
Adjustments to negative goodwill write-off	(458)
Acquisition of subsidiaries	17,104
Classifications	(90)
Foreign currency translation adjustments	(800)

Balance as of December 31, 2015	441,021
Acquisition of subsidiaries	53,498
Classifications	389
Foreign currency translation adjustments	2,876

Balance as of December 31, 2016	$497,784

The Company performed annual impairment tests during the fourth quarter of 2016 and did not identify any impairment losses (See Note 2(20)).

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NotE 10:-	Intangible Assets, Net

a.	Intangible assets, net, are comprised of the following as of the below dates:

	January 1,	December 31,
	2015	2015	2016
Original amounts:

Capitalized Software costs	$155,519	$164,573	$175,456
Customer relationship	73,666	81,019	111,526
Acquired technology	11,733	11,792	20,455
Patent	1,234	1,230	1,248
Backlog and non-compete agreement	4,974	5,722	6,063
Other intangibles	3,418	3,622	4,066

	250,544	267,958	318,814
Accumulated amortization:

Capitalized Software costs	102,817	111,595	122,293
Customer relationship	29,207	38,019	49,538
Acquired technology	4,787	6,023	7,871
Patent	51	174	302
Backlog and non-compete agreement	1,142	4,273	5,611
Other intangibles	3,128	3,218	3,378

	141,132	163,302	188,995

Total	$109,412	$104,656	$129,821

b.	Amortized expenses totaled $ 23,346 and $ 24,490 for the years ended December 31, 2015 and 2016, respectively.

c.	Estimated other intangible assets amortization for the years ended:

December 31,

2017	$27,193
2018	24,324
2019	21,751
2020	17,702
2021 and thereafter	38,851

Total	$129,821

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 11:-	Long term Liabilities to Banks and Others

a.	Composition:
December 31, 2016	Linkage Basis	Long-term liabilities	Current maturities	Total long-term liabilities net of current maturities	Total long-term liabilities net of current maturities	Total long-term liabilities net of current maturities
Interest rate		December 31, 2016			December 31, 2015	January 1, 2015
%
2.64-5.85	NIS - Unlinked	$155,583	40,054	115,529	$103,632	$108,684

i)	In November 2016, Magic obtained a loan in the amount of $ 31,356 linked to the New Israel shekel from an Israeli financial institution. The principal amount is payable in seven equal annual installments with the final payment due on November 2, 2023 and bears a fixed interest rate of 2.60% per annum, payable in two semi-annual payments. As of December 31, 2016, Magic was in full compliance with the financial covenants.

ii)	On February 28, 2017, Sapiens (via its wholly-owned subsidiary, Sapiens Americas Corporation, or the Borrower) entered into a secured credit agreement, with HSBC Bank USA, National Association, for, the acquisition of StoneRiver. Pursuant to the credit agreement, Sapiens borrowed $ 40 million, for a five-year term. The Loan will mature in February 2022 and is payable in equal consecutive quarterly principal installments of principal and accrued interest. The loan bears interest at the rate of LIBOR plus 1.85%. For additional information see note 22.

b.	Maturity dates:

	January 1,	December 31,
	2015	2015	2016

First year (current maturities)	$26,127	$36,378	$40,054
Second year	31,512	33,263	33,803
Third year	28,393	27,521	37,836
Fourth year	22,631	18,923	21,663
Fifth year and thereafter	26,148	23,925	22,227

Total	$134,811	$140,010	$155,583

c.	For details of liens, guarantees and credit facilities, see Note 17.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	DEBENTURES

On September 16, 2015, Formula concluded a public offering in Israel on the Tel-Aviv Stock Exchange (the "TASE") of (i) NIS 101,014 (net of issuance expenses) Series A Secured Debentures (the "Series A Secured Debentures") that are in NIS (not linked to any currency or index) and secured by liens on certain shares of Formula's investees (Matrix, Sapiens and Magic) held by Formula (with a loan-to-value of not more than 60% measured on the date of the issuance), and of (ii) $ 32,148 (net of issuance expenses) Series B Convertible Debentures (the " Series B Convertible Debentures") that are linked to the U.S Dollar and convertible into ordinary shares of Formula (the Convertible Debentures together with the Secured Debentures - the "New Debentures"). The New debentures were offered and sold pursuant to a shelf prospectus filed with the Israeli Securities Authority (the "ISA") and TASE on August 6, 2015, amended thereafter on September 3, 2015.

Formula accounts for the outstanding principal amount of our New Debentures as long-term liability, in accordance with IAS 39, with current maturities classified as short-term liabilities. Formula has identified and separated an equity component contained in Series B Convertible Debentures, by first determining the liability component, in accordance with IAS 32, based on the fair value of an equivalent non-convertible liability. The conversion component valued at $ 1,248 has been determined to be the residual amount.

Debt issuance costs were capitalized and reported as deferred financing costs, which are amortized over the life of the New Debentures using the effective interest rate method. As of December 31, 2016, the value of Series A Secured Debentures and the value of Series B Convertible Debentures was NIS 102,739 (approximately $ 26,720) and $ 32,364 respectively.

The public offering of the New Debentures was made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the "Securities Act")), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act), and was exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder. The sale of the debentures was not registered under the Securities Act, and the debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

Series A Secured Debentures (NIS 102,260,000 par value)

The Series A Secured Debentures were issued at a purchase price equal to 100% of their par value and bear fixed annual interest at a rate of 2.8% (which may vary based on the credit rating of the debentures), payable semi-annually. The proceeds of the offering, before early commitment commission valued at $ 129 with respect to the units for which the qualified investors have committed to subscribe, and issuance costs of $ 190, amounted to NIS 102,260 (approximately $ 26,295). The principal of the Series A Secured Debentures, are nominated in NIS (not linked to any currency or index) and will be paid to holders in eight equal annual installments commencing on July 2, 2017. Formula may redeem the Series A Secured Debentures or any part thereof at its discretion after 60 days from their issuance date subject to certain conditions.

In accordance with the terms of the indenture related to Series A Secured debentures, the collateral will consist of the following shares of the Company's subsidiaries and affiliate held by the Company:

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	DEBENTURES (Cont.)

-	2,435,910 ordinary shares, par value 1.0 New Israeli Shekels ("NIS") per share, of the Company's subsidiary, Matrix IT Ltd.;
-	2,338,483 ordinary shares, par value NIS 0.1 per share, of the Company's affiliate, Magic Software Enterprises Ltd.; and
-	1,260,266 common shares, par value €0.01 per share, of the Company's affiliate, Sapiens International Corporation N.V.

Series B Convertible Debentures (NIS 125,000,000 par value)

The Series B Convertible Debentures were issued at a purchase price equal to 102% of their par value and bear fixed annual interest at a rate of 2.74% (which may vary based on the credit rating of the debentures), payable in one installment upon maturity of the debentures on March 26, 2019 (at which time the accrued interest will constitute 10% of the principal amount of the Convertible Bonds, in the aggregate). The proceeds of the offering, before early commitment commission valued at $ 131 with respect to the units for which the qualified investors committed to subscribe, and issuance costs of $ 236, amounted to NIS 127,500 (approximately $ 32,785). The principal of the Bonds is subject to adjustment based on changes in the exchange rate between the NIS and the U.S. Dollar relative to the exchange rate on September 8, 2015 (3.922), and will be repaid on March 26, 2019. Formula may not redeem the Series B Convertible Debentures or any part thereof at its discretion.

The Series B Convertible Debentures are convertible, at the election of each holder, into the Formula's ordinary shares at a conversion price of NIS 157 par value of Convertible Debentures per one share from the date of issuance and until March 10, 2019. The conversion price is subject to adjustment in the event that the Company effects a share split or reverse share split, a rights offering or a distribution of bonus shares or a cash dividend. As of December 31, 2016, the adjusted conversion price to one share is NIS 151.52166 par value following cash dividend distributions.

During 2016, and as of December 31, 2016, the Company satisfied all of the financial covenants associated with both, the Convertible Bonds and the Secured Bonds.

As at 31 December 2016, liabilities of Formula under the above-mentioned bonds amounted to $ 58,715.

		Effective		January, 1	December 31,
	Series	interest rate	Currency	2015	2015	2016

Short-term	A	3.07%	NIS	-	213	3,274

Long-term	A	3.07%	NIS	-	25,905	23,077
	B	3.65%	NIS/USD	-	31,223	32,364
				-	57,128	55,441

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	DEBENTURES (Cont.)

The following is the change in the carrying amount of the New Debentures during 2015 and 2016:

Balance as of January 1, 2015	-
Issuance of convertible and secured debentures, net	$58,394
Equity conversion component	(1,248)
Accrued interest	476
Premium and issuance costs amortization	77
Foreign currency translation adjustments	(358)

Balance as of January 1, 2016	$57,341
Accrued interest	1,653
Interest payments	(964)
Premium and issuance costs amortization	296
Foreign currency translation adjustments	389

Balance as of December 31, 2016	$58,715

As of December 31, 2016, the aggregate principal annual payments of the bonds are as follows:

Repayment amount

2017	3,324
2018	3,324
2019	35,195
2020	3,324
2021 and thereafter	13,300

Total	58,467

Note 13:-	RELATED PARTY TRANSACTIONS

On August 18, 2015, Sapiens completed the acquisition from Asseco Poland S.A. ("Asseco") of all issued and outstanding shares of Insseco. Asseco is the parent company of Formula. Please see note 1 above for further information concerning this acquisition.

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

During the years ended December 31, 2015 and 2016, Asseco provided back office and professional services and fixed assets to Insseco in an amount totaling approximately $1,700 and $1,900, respectively.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 14:-	Employee Option Plans

a.	In March 2011, Formula's shareholders approved the adoption of Formula's 2011 Employee and Officer Share Incentive Plan (the "2011 plan"). Pursuant to the 2011 plan, Formula may grant from time to time to Formula’s and its investees’ employees and officers (which are not Formula's controlling shareholders) Ordinary shares, restricted shares or options to purchase up to 545,000 ordinary shares of Formula. The 2011 plan is administered by Formula's board of directors. The 2011 plan provides that share based compensation may be granted, from time to time, to such grantees to be determined by the board, at an exercise price and under such terms to be determined at its sole and absolute discretion. Share based compensation may be granted under the 2011 plan through March 2021. In 2012, Formula increased the amount of ordinary shares reserved for issuance under the 2011 plan by 1,200,000 options.

In March 2011, concurrently with the amendment and extension of Formula's chief executive officer's service agreement, Formula approved a grant of options to its chief executive officer, exercisable for an additional 543,840 ordinary shares. The options vest in equal quarterly installments, over a four year period that commences in December 31, 2011 and concludes in December 31, 2015. The exercise price of the options is NIS 0.01 per share. In May 2011, the chief executive officer exercised all of these options for redeemable restricted shares, for which the Company's redemption right was to lapse in accordance with the remaining vesting schedule for the unvested options from which they arose. Total fair value of the grant was calculated based on the Formula share price on the grant date and totaled $ 9,055 ($ 16.65 per share).

In December 2011, at which time Formula was negotiating an amendment and an extension of its chief executive officer's service agreement, it redeemed all of the above-described 543,840 shares for no consideration.

In March 2012, concurrently with the amendment and extension of its chief executive officer's service agreement, the board of directors of Formula awarded him with a new share option incentive plan, following the redemption of the 543,840 redeemable ordinary shares, which were granted to him in March 2011 and which were not yet vested in their redemption date. Under the 2011 plan, the chief executive officer of Formula was granted with options exercisable to 1,122,782 ordinary shares of Formula (the "New grant"), as long as he continue to serve as (i) a director of Formula and/or (ii) a director of each of the directly held subsidiaries of Formula; provided that if he fails to meet the foregoing requirement (A) due to the request of the board of directors of either Formula or any of its directly held subsidiaries (other than a request which is based on actions or omissions by the chief executive officer that would constitute "cause" under his service agreement with Formula), (B) because the chief executive officer is prohibited under the governing law or charter documents of the relevant company or the stock exchange rules and regulations applicable to such company from being a director of such company (other than due to his actions or omissions) or (C) notwithstanding the chief executive officer's willingness to be so appointed (but provided that neither (A) nor (B) applies); then, in each of (A), (B) and (C), the chief executive officer will be deemed to have complied with clauses (i) or (ii) above. The options vest, i.e., Formula's redemption right with respect to the options and the underlying ordinary shares issuable upon exercise lapses, in equal quarterly installments over an eight year period that commenced in March 2012 and concludes on December 31, 2019. The exercise price of the options is NIS 0.01 per share. The New grant is accounted for as a modification to the March 2011 grant to the chief executive officer. Total fair value of the grant was calculated based on the share price on the grant date and totaled $ 18,347 ($ 16.34 per share).

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 14:-	Employee Option Plans (Cont.)

In accordance with the terms of the option grant, the shares issuable upon exercise of the options will be deposited with a trustee and Formula's chief executive officer will not be permitted to vote or dispose of them until the shares are released from the trust.

In June 2013 all options were exercised into shares however they have been deposited with a trustee and Formula's chief executive officer is not permitted to vote or dispose of them until the shares are released from the trust. All shares participate in dividends and have the right to vote, however for so long as the shares are held by the trustee (even if they have vested) the voting rights may only be exercised by the trustee. In accordance with the guidelines of Formula incentive plan for so long as the shares underlying any grant under the plan are being held by the trustee they will be voted by the trustee in the same proportion as the results of the shareholder meeting. Only those shares for which the vesting period has expired may be collected from the trustee.

As of December 31, 2016 all 1,122,782 restricted shares were deposited with the trustee with 701,739 Ordinary Shares, constituting the currently vested portion of the 1,122,782 restricted shares that Formula chief executive officer was granted.

b.	In November 2014, Formula board of directors awarded its chief financial officer with 10,000 restricted shares under the 2011 plan (the "restricted shares"). These restricted shares vest on a quarterly basis over a four-year period, commencing on November 13, 2014 and concludes in November 13, 2018, provided that during such time the chief financial officer will continue to serve as (i) an officer of the Company and/or (ii) an officer in one of the directly held affiliates, except that if he fail to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute "cause" under his grant agreement with Formula); then, the chief financial officer will be deemed to have complied with clauses (i) or (ii) above. Notwithstanding the foregoing, if a change of control of the Company occurs, then all unvested restricted shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and equaled to $ 239 ($ 23.9 per share).

As of December 31, 2016 all 10,000 restricted shares were deposited with the trustee with 5,000 Ordinary Shares, constituting the currently vested portion of the 10,000 restricted shares that Formula chief financial officer was granted.

c.	Formula's investees grant, from time to time, options to their officers and employees to purchase shares in the respective companies. In general, the options expire 5-10 years after grant. For further information with respect to expenses relating to the benefit to the employees, an additional disclosure required IFRS, see Note 2(28).

d.	The following table sets forth the breakdown of stock-based compensation expense resulting from stock options grants, as included in the consolidated statements of income:

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 14:-	Employee Option Plans (Cont.)

	Year ended December 31,
	2015	2016

Cost of revenues	$31	$15
Research and development expenses	48	17
Selling and marketing expenses	137	71
General and administrative expenses	4,078	4,266

Total stock-based compensation expense	$4,294	$4,369

Matrix:

The following table is a summary of employee option activity as of December 31, 2016, and changes during the year ended December 31, 2016, in Matrix:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2016	2,375,000	4.39	4.18	3,145
RSU Exercised	75,000	-

Outstanding at December 31, 2016	2,300,000	4.26	3.13	8,591

Exercisable at December 31, 2016	-	-	-	-

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2016. This value would change based on the change in the market value of Matrix' ordinary shares and the change in the exchange rate between the New Israeli Shekel and U.S. dollar. As of December 31, 2016, there was $ 837 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under Matrix equity incentive plan. The total intrinsic value of options exercised during the years ended December 31, 2015 and 2016 was $ 807 and $ 0, respectively.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 14:-	Employee Option Plans (Cont.)

Sapiens:

The following table is a summary of employee option activity as of December 31, 2016, and changes during the year ended December 31, 2016, in Sapiens:

	Year ended December 31, 2016
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at January 1, 2016	2,175,488	5.36	3.49	9,274
Granted	310,000	11.63
Exercised	(276,170)	3.52
Expired and forfeited	(71,535)	6.17

Outstanding at December 31, 2016	2,137,783	6.91	3.43	15,171

Exercisable at December 31, 2016	1,172,950	4.84	2.56	10,646

In 2015 and 2016, Sapiens granted 673,408 and 310,000 stock options to purchase its shares to employees and directors, respectively. The weighted average grant date fair values of the options granted during the years ended December 31, 2015 and 2016 were $ 3.79 and $ 4.30, respectively. All outstanding options are in the money as of December 31, 2016.

The total intrinsic value of options exercised during the years ended December 31, 2015 and 2016 was $ 10,294 and $2,304, respectively.

The options outstanding under Sapiens' stock option plans as of December 31, 2016 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	Average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	Options
exercise price	2016	Term	price	2016	Exercisable
		(Years)	$		$

1.28-1.88	64,590	2.87	1.44	64,590	1.44
2.06-2.50	273,972	1.69	2.40	273,972	2.40
3.25-3.57	288,221	1.53	3.37	288,221	3.37
4.52	74,000	2.40	4.52	43,000	4.52
5.05-5.33	67,500	2.60	5.08	48,750	5.07
6.07-6.81	230,000	3.15	6.48	174,167	6.38
7.21-7.48	209,500	3.21	7.44	90,250	7.42
8.22-9.73	500,000	4.63	8.80	140,000	8.65
10.58-11.21	280,000	4.78	10.76	50,000	10.58
12.43-13.02	150,000	5.69	12.73	-	-

	2,137,783	3.43	6.91	1,172,950	4.84

The total equity-based compensation expense related to all of Sapiens’ equity-based awards, recognized for the years ended December 31, 2015 and 2016, was $ 1,349 and $ 1,955, respectively. As of December 31, 2016, there was $ 3,288 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a period of up to four years.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 14:-	Employee Option Plans (Cont.)

During 2016, 29,500 of the 88,500 restricted shares of Sapiens Decision, the Company's majority-owned subsidiary that were granted to one of the former shareholders of KPI in 2014 vested, thereby reducing the Company's percentage ownership of Sapiens Decision from 95.7% to 94.25%. During 2016, Sapiens Decision granted 10,000 options to certain of its employees to purchase shares of Sapiens Decision.

Magic:

A summary of employee option activity under the Magic plans as of December 31, 2016 and changes during the year ended December 31, 2016 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2016	493,917	4.47	5.99	523
Granted	-	-
Exercised	(20,550)	2.01
Forfeited	-	-

Outstanding at December 31, 2016	473,367	4.58	5.10	991

Exercisable at December 31, 2016	342,742	3.80	4.36	983

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2016. This amount is changed based on the market value of the Company's ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2015 and 2016 was $ 210 and $ 112, respectively. As of December 31, 2016, there was $ 60 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Magic's plans. This cost is expected to be recognized over a period of approximately three years.

The options outstanding as of December 31, 2016, have been separated into ranges of exercise price categories, as follows:

Ranges of Exercise price	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
		(Years)	$		$
0-1	1,075	2.24	-	1,075	-
1.01-2	20,000	1.98	1.12	20,000	1.12
2.01-3	106,667	2.69	2.31	106,667	2.31
3.01-4	165,625	4.77	4.00	165,625	4.00
4.01-5	-	-	-	-	-
5.01-6	75,000	6.61	6.00	-	-
6.01-7	50,000	7.87	6.89	21,875	6.89
7.01-8	-	-	-	-	-
8.01-9	55,000	7.35	8.01	27,500	8.01

	473,367	5.10	4.58	342,742	3.80

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 15:-	Liability in respect of capital lease

The following are details of the Company's future minimum lease commitments in respect of capital leases as of December 31, 2016:

	Minimum lease payments	Interest	Present value of minimum lease payment

First year (included in other accounts payable)	438	25	413
Second year	118	10	108

Total	556	35	521

Note 16:-	EMPLOYEE BENEFIT LIABILITIES

Employee benefits consist of post-employment benefits, other long-term benefits and termination benefits.

a.	Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to section 14 to the Severance Pay Law, as specified below. The Company's liability is accounted for as a post-employment benefit. The computation of the Company's employee benefit liability is made according to the current employment contract based on the employee's salary and employment term which establish the entitlement to receive the compensation.

The post-employment employee benefits are normally financed by contributions classified as defined benefit plan or as defined contribution plan, as detailed below.

1)	Defined contribution plans:

Section 14 to the Severance Pay Law, 1963 applies to part of the compensation payments, pursuant to which the fixed contributions paid by the Group into pension funds and/or policies of insurance companies release the Group from any additional liability to employees for whom said contributions were made. These contributions and contributions for benefits represent defined contribution plans.

2)	Defined benefit plans:

The Group accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Group deposits amounts in central severance pay funds and in qualifying insurance policies.

According to Matrix’s agreements with one of its senior officer, he is entitled to an adaptation bonus in the amount of 12 salaries. This liability has been recognized as a defined benefit.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 16:-	EMPLOYEE BENEFIT LIABILITIES (Cont.)

b.	Composition of defined benefit plans:

	January 1,	December 31,
	2015	2015	2016
Defined benefit obligation	76,236	72,630	76,370
Fair value of plan assets	(73,159)	(69,241)	(70,196)

Net defined benefit liability	3,077	3,389	6,174

Note 17:-	Commitments and Contingencies

a.	Liens:

A lien has been incurred by Formula over certain portion of its investments in outstanding shares of Matrix, Magic and Sapiens, in pursuant to financial institution credit agreement entered on January 2014 and with respect to the Secured Bonds issued by Formula in September 2015 on the TASE.

b.	Guarantees:

1.	The Group has provided certain bank guarantees in an aggregate of approximately $ 20,800 as security for its subsidiary companies' performance of various contracts with customers and suppliers. If the subsidiaries were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees distribute the amounts claimed to be due.
2.	The Group has provided bank guarantees in an aggregate of approximately $ 4,650 as security for its subsidiary companies' rent to be paid for offices. If such subsidiaries were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees distribute the amounts claimed to be due.
3.	As of December 31, 2016, the Group had restricted bank deposits of $ 261 in favor of bank guarantees.
4.	As of December 31, 2016, the Group has restricted bank deposits of $ 255 in favor of subsidiary companies' various contracts with customers.
c.	Covenants:

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

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 17:-	Commitments and Contingencies (Cont.)

b)	The ratio of Matrix debts less cash to the annual EBITDA will not exceed 3.5.
d)	Matrix equity shall not be lower than NIS 275,000 (approximately $ 71,521) at all times.
d)	Matrix balances of cash and short-term investments in its balance sheet shall not be lower than NIS 50,000 (approximately $ 13,004).
e)	In the event that Formula ceases to hold 30% of Matrix share capital or is no longer the largest shareholder in Matrix, the credit may be placed for immediate repayment.
f)	Matrix has committed that the shareholder's interest of Matrix IT-Systems shall never be below 50.1%
g)	Matrix will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party's debts as they are today and as they will be without the banks' consent (except for a first rate fixed pledge on an asset which acquisition will be financed by a third party and which the pledge will be in his favor).
h)	Matrix will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the banks' advance written consent, unless it is done in the ordinary course of business.
i)	Matrix committed not to distribute dividends that will cause its equity (when measured based on International Financial Reporting Standards ("IFRS") to be less than NIS 275,000 (approximately $ 71,521). As of December 31, 2016, Matrix's equity was approximately NIS 631,252 (approximately $ 164,175, as measured based on IFRS).

ii)	Formula

1.	Liability to Financial Institution

In the context of Formula's credit facility from a financial institution, Formula has undertaken to maintain the following financial covenants, as they will be expressed in its financial statements, as described:

a)	Formula shareholders' equity (not including minority interests) shall not be less than $ 160,000 at all times.
b)	The ratio of Formula shareholders' equity (not including minority interests) to total consolidated assets will not be less than 20%.
c)	The ratio of Company’s financial debts less cash, short-term deposit and short-term marketable securities to the annual EBITDA will not exceed 3.5 (all based on the company’s consolidated financial statements).
d)	The ratio of Company's financial debts less cash, short-term deposit and short-term marketable securities to the total assets will not exceed 30% (all based on the company’s consolidated financial statements).
e)	Formula's liabilities to banks and other financial institutions in its standalone balance sheet shall not be higher than NIS 450,000 (approximately $ 117,035).

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 17:-	Commitments and Contingencies (Cont.)

f)	Formula will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party's debts as they are today and as they will be without the financial institution's consent.
g)	Formula will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the financial institution's advance written consent, unless it is done in the ordinary course of business.

2.	Debentures

Series A Secured Debentures and Series B Convertible Debentures contain, in addition to standard terms and obligations, including among others, the following obligations:

a)	a covenant not to distribute dividends unless (i) Formula shareholders' equity (not including minority interests) shall not be less than $ 250 million, (ii) Formula's net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined financial indebtedness, net, plus shareholders equity), (iii) the amount of the distributions shall be equal to profits for the years ended December 31, 2014 and 2015 and 75% of profits accrued from January 1, 2016 until the distribution and (iv) no event of default shall have occurred.; and

b)	Financial covenants, including (i) the equity attributable to the shareholders of Formula, as reported in Formula's annual or quarterly financial statements, will not be less than $ 160 million, (ii) Formula's net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity) and (iii) at all times, Formula's cash balance will not be less than the annual interest payment (compounded) for the unpaid principal amount of the Series B debentures.

c)	Standard events of default including among others:

i.	suspension of trading of the debentures on the TASE over a period of 60 days.
ii.	If the rating of the debentures is less than BBB- by Standard and Poors Maalot or equivalent rating of other rating agencies
iii.	failure to have the debentures rated over a period of 60 days
iv.	If there is a change in control without consent of the rating agency; and
v.	If Formula fails to continue to control any of its subsidiaries;

As of December 31, 2016, Matrix and Formula are in compliance with the above financial covenants.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 17:-	Commitments and Contingencies (Cont.)

d.	Legal proceedings:

1.	In August 2009, an Israeli software company and one of its owners initiated an arbitration proceeding against Magic and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties (the “First Arbitration”). The software company sought damages in the amount of approximately NIS 52 million (approximately $ 13.4 million). The arbitrator rendered his decision in January 2015 and determined the damages that Magic should pay the plaintiffs an amount of $ 2.3 million.

In September 2016, the same software company filed a lawsuit for the sum of NIS 34,106 against Magic and one of its subsidiaries, in the context of the First Arbitration. In the lawsuit, the software company claims that warning letters that Magic has sent to its clients in Israel and abroad, warning the clients against the possibility that the conversion procedure offered by the software company may amount to an infringement of Magic’s copyrights (the "Warning Letters") may have caused it irreparable damages resulting from the loss profit of potential business transactions. The lawsuit is based on the decision given in the First Arbitration, in which it was decided that the Warning Letters constituted a breach of a non-disclosure agreement signed between the parties and awarded certain damages to the software company.

The software company claims that the First Arbitration awarded it damages for only the years 2009 and 2010, and they are allowed to sue for damages relating to the years 2011 through 2016 in separate proceedings. On January 23, 2017, Magic filed its statement of defense, maintaining, on various grounds, that the new lawsuit must be dismissed. The plaintiffs filed their response on April 2, 2017. In view of the nature of the claims, both factual and legal, that were raised in the proceedings, the likelihood of an expert-based ruling and given the preliminary stage of the proceeding, it is impossible at this stage to properly evaluate the prospect of the lawsuit being successful.

2.	On August 27, 2015, a wholly-owned subsidiary of Sapiens was summoned to a hearing at a court in Amsterdam in connection with a claim initiated against it by one of its customers.

Although the software system provided by the subsidiary has been used by the customer since 2008, the customer claims that the software system furnished to the customer did not comply with the requirements of the customer and that the subsidiary failed to correct errors in the software systems in accordance with the service level agreement between the parties. The remedies sought by the customer are (i) termination of all contracts with the subsidiary and (ii) refund of all amounts paid by the customer to the subsidiary under the foregoing contracts plus damages in an aggregate amount of approximately € 21,500.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 17:-	Commitments and Contingencies (Cont.)

As of the date of publication of these financial statements, the legal proceedings are at its early stage and Sapiens has included in its financial statements a provision which reflects the current estimate of the potential outcome of the foregoing claim.

3.	On February 26, 2017, a bill of indictment was submitted by the Israeli Antitrust Authority against a subsidiary of Matrix (the "Sub") and against a junior employee of the Sub, claiming that the junior employee and as follows the Sub were allegedly a party in a binding agreement and also by "obtaining by fraud", in one indictment regarding a tender of $ 360.

4.	In addition to the above-described legal proceedings, from time to time, Formula and/or its subsidiaries and affiliates are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. The Group accrues a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in the determination of both the probability and as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. The Group intends to defend itself vigorously against the above claims, and it generally intends to vigorously defend any other legal claims to which it is subject. While for most litigation, the outcome is difficult to determine, to the extent that there is a reasonable possibility that the losses to which the Group may be subject could exceed the amounts (if any) that it has already accrued, the Group attempts to estimate such additional loss, if reasonably possible, and disclose it (or, if it is an immaterial amount, indicate accordingly). The aggregate provision that the Group has recorded for all other legal proceedings (other than the particular material proceedings described above) is not material.

5.	Furthermore, in respect of its ordinary course legal, administrative and regulatory proceedings (that is, other than the particular material proceedings described above), the Group estimates, in accordance with the procedures described above, that as of the current time there is no reasonable possibility that it will incur material losses exceeding the non-material amounts already recognized.

e.	Operating lease commitments:

The following are details of the Company's future minimum lease commitments for facilities and equipment, office space and motor vehicles under non-cancelable operating leases as of December 31, 2016:

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 17:-	Commitments and Contingencies (Cont.)

2017	26,166
2018	15,536
2019	10,144
2020	6,525
2021 and Thereafter	4,311

62,682

Rent expenses for the years 2015 and 2016, were approximately $ 22,701 and $ 25,411 respectively.

The Company leases motor vehicles under a cancelable lease agreement. The Company has an option to be released from this lease agreement, which may result in penalties ranging between one and three times lease monthly cost.

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

Royalty expenses in Sapiens, after being adjusted to comply with IFRS, amounted to $ 136 and $ 0 in 2015 and 2016, respectively. Royalty expenses in Sapiens consolidated and are included in cost of revenues.

As of December 31, 2016, Sapiens had a contingent liability to pay royalties of $7,119

g.	Insurance:

The Company and its subsidiaries and affiliates insure themselves in bodily injury and property damage insurance policies, including third party, professional liability and employer's liability insurance policies.

Formula, Sapiens and Magic directors and officers (D&O) are insured under an "umbrella" policy for insurance of directors and officers including D&O side A DIC policy (another layer of protection for officers) acquired by the Company for itself and its subsidiaries, for a period of 12 months from June 17, 2015.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 18:-	Equity

The composition of the Company's share capital is as follows:

	December 31, 2015			December 31, 2016
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding

Ordinary shares, NIS 1 par value each	25,000,000	15,297,402	14,728,782	25,000,000	15,297,402	14,728,782

	January 1, 2015
	Authorized	Issued	Outstanding

Ordinary shares, NIS 1 par value each	25,000,000	15,297,402	14,728,782

a.	Formula's Ordinary Shares, par value NIS 1 per share, are traded on the TASE and Formula's ADSs, each representing one ordinary share, are traded on the NASDAQ.
b.	Formula holds 568,620 of its ordinary shares.
c.	In December 2013, Formula declared a cash dividend of approximately $ 4,563 (or $ 0.31 per share) to shareholders of record on January 20, 2014 that was payable on February 6, 2014.
d.	In June 2014, Formula declared a cash dividend of approximately $ 7,065 (or $ 0.48 per share) to shareholders of record on July 14, 2014 that was payable on July 31, 2014.
e.	In December 2014, Formula declared a cash dividend of approximately $ 7,875 (or $ 0.535 per share) to shareholders of record on January 19, 2015 that was payable on February 4, 2015.
f.	In June 2015, Formula declared a cash dividend of approximately $ 5,008 (or $ 0.34 per share) to shareholders of record on July 20, 2015 that was payable on August 6, 2015.
g.	In January 2016, Formula declared a cash dividend of approximately $ 5,008 (or $ 0.34 per share) to shareholders of record on January 20, 2016 that was payable on February 4, 2016.
h.	In June 2016, Formula declared a cash dividend of approximately $ 5,008 (or $ 0.34 per share) to shareholders of record on July 13, 2016 that was payable on July 28, 2016.
i.	In December 2016, Formula declared a cash dividend of approximately $ 7,070 (or $ 0.48 per share) to shareholders of record on December 30, 2016 that was payable on January 12, 2017.
h.	For information concerning Formula employees and officers share-based plan, see Note 14.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 19:-	Taxes ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 26.5% in 2014 and 2015, and 25% in 2016.

In December 2016, the Israeli Parliament approved the 2016 Amendment which reduced the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Certain of Formula's Israeli subsidiaries have been granted "Approved Enterprise" and "Preferred Enterprise" status pursuant to the Law, which provides certain tax benefits including tax exemptions and reduced tax rates. Income not eligible for Approved Enterprise and Preferred Enterprise benefits is subject to corporate tax at the rate that would have otherwise been applicable on the Approved or Preferred Enterprise’s income.

The entitlement to the above benefits is conditional upon the fulfillment of the conditions stipulated by the Laws and regulations. Should any of Formula's Israeli subsidiaries fail to meet such requirements in the future, income attributable to their relevant entity's Approved Enterprise or Preferred Enterprise programs could be subject to the statutory Israeli corporate tax rate, and the entity could be required to refund a portion of the tax benefits already received with respect to such programs. As of December 31, 2016, management believes that these Israeli subsidiaries are in compliance with all of the conditions required by the Law.

Approved enterprise tax regime

Under Approved Enterprise track, A Company is tax exempt in the first two years/six years/ten years of the benefit period (dependent on the development area) and subject to tax at the reduced rate of 10%-25% for a period of five/eight years (if the benefit period qualifying for tax exemption is two years) or one year/four years (if the benefit period qualifying for tax exemption is six years)/for the remaining benefit period (dependent on the level of foreign investment).

Under the terms of the Approved Enterprise program, income that is attributable to one of Sapiens’ Israeli subsidiaries was exempt from income tax for a period of two years commencing 2014.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 19:-	Taxes ON INCOME (Cont.)

Preferred enterprise tax regime

In August 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which includes Amendment 71 to the Law for the Encouragement of Capital Investments ("the Amendment") was enacted. Per the Amendment, the tax rate on preferred income from a preferred enterprise in 2014 and thereafter will be 16% (in development area A - 9%). As for changes in tax rates resulting from the enactment of Amendment 73 to the Law, see below. Certain of Formula Israeli subsidiaries under Sapiens and Magic had filed a request to apply the new benefits under the 2011 Amendment and therefore subjected to the amended tax rate of 16%.

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20%.

New Amendment- Technological preferred enterprise

On December 29, 2016, a new legislation amended was enacted to the Investment Law, effective as of January 1, 2017, as part of the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016, which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("the 2017 Amendment"), was published.

Under the 2017 Amendment a new status of “Preferred Technology Enterprise” was introduced to the Investment Law. Under the 2017 Amendment, a Preferred Technology Enterprise which is located in areas other than Development Zone A will be subject to tax at a rate of 12% on profits derived from intellectual property. The implementation of the 2017 Amendment is subject to regulations to be promulgated by the Finance Minister by March 31, 2017. As such regulations have not yet been promulgated and as the definitive criteria to determine the tax benefits have not yet been established, it cannot be concluded that the legislation with respect to Technological Preferred Enterprises had been enacted or substantively enacted as of that date. Accordingly, the above changes in the tax rates were not taken into account in the computation of deferred taxes as of December 31, 2016. Under the transition provisions of the new legislation, the Formula subsidiaries may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Formula and its subsidiaries are examining the impact of the 2017 Amendment and the degree to which they will qualify as a Preferred Technology Enterprise and the amount of Preferred Technology Income that they may have, or other benefits that they may receive, from the 2017 Amendment.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 19:-	Taxes ON INCOME (Cont.)

3.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxes), 1969:

It is Formula's management's belief that certain of its Israeli investees currently qualify as an "Industrial Company," within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industrial Encouragement Law"). That Industrial Encouragement Law defines an "Industrial Company" as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production. Under the Industrial Encouragement Law, these Israeli subsidiaries are entitled to amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes as well as accelerated depreciation rates on equipment and buildings. Eligibility for the benefits under the Industrial Encouragement Law is not subject to receipt of prior approval from any governmental authority.

4.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, certain Israeli subsidiaries of Formula calculate their tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

5.	Structural changes in Matrix :

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

On August 22, 2016, a tax ruling was signed determining that from December 31, 2015 as part of the merger procedures, 5 companies wholly owned directly or indirectly by Matrix IT will transfer all their assets and liabilities, subject to the provisions of section 103 of the Tax income.

On December 29, 2016 Matrix applied for a merger process as an extension of the above mentioned merger for 4 additional companies holly owned directly or indirectly by Matrix IT, subject to the provisions of section 103 of the Israeli Income Tax Ordinance. The approval is pending.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 19:-	Taxes ON INCOME (Cont.)

b.	Non-Israeli investees:

Non-Israeli investees are taxed according to the tax laws in their respective country of residence. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the non-Israelis subsidiaries. This is because the Group intends to permanently reinvest undistributed earnings in the foreign subsidiaries in which those earnings arose. If these earnings were distributed to Israel in the form of dividends or otherwise, the Group may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and non-Israeli withholding taxes.

The amount of undistributed earnings of foreign subsidiaries and affiliates that are considered to be reinvested as of December 31, 2016 and 2015 was $ 47,354, and $42,002, respectively. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of investees for tax purposes and the difficulty of projecting the amount of future tax liability.

c.	Net operating loss carried forward:

Formula

Formula stand-alone had cumulative losses for tax purposes as of December 31, 2016 totaling approximately $ 61,960 (as of December 31, 2015, the amount was $ 61,060), which can be carried forward and offset against taxable income in the future for an indefinite period.

Matrix

Matrix had cumulative losses for tax purposes as of December 31, 2016 totaling approximately $ 34,890 (as of December 31, 2015, the amount was $ 40,720), which can be carried forward and offset against taxable income in the future for an indefinite period.

Magic

As of December 31, 2016, Magic and its subsidiaries had operating loss carry forwards of $ 17,183 (as of December 31, 2015, the amount was $ 19,012), which can be carried forward and offset against taxable income in the future for an indefinite period.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions ("annual limitations") of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 19:-	Taxes ON INCOME (Cont.)

Sapiens

As of December 31, 2016, certain subsidiaries of Sapiens had tax loss carry-forwards totaling approximately $ 24,177 (as of December 31, 2015, the amount was $ 29,050). Most of these carry-forward tax losses have no expiration date.

Insync

Insync didn’t have cumulative losses for tax purposes as of December 31, 2016 (as of December 31, 2015, the amount was $ 49).

Formula, its subsidiaries and its affiliates have cumulative losses for tax purposes as of December 31, 2016 totaling approximately $ 145,870 (as of December 31, 2015, the amount was $ 157,441 ), of which $ 118,997 was in respect of companies in Israel which can be carried forward and offset against taxable income in the future for an indefinite period (as of December 31, 2015, the amount was $ 131,245), and approximately $ 26,873 of which was in respect of companies abroad (as of December 31, 2015, that amount was $ 26,196).

d.	Income tax assessments:

Formula and its subsidiaries are routinely examined by various taxing authorities. Below is a summary of the income tax assessments of Formula and its subsidiaries:

Formula

Formula has received final tax assessments (or assessments that are deemed final) through the tax year 2012.

Matrix

Matrix has received final tax assessments (or assessments that are deemed final) through the tax year 2013. Matrix's subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2012.

Magic

Magic and its Israeli subsidiaries have received final tax assessments (or assessments that are deemed final) through the year 2012.

Sapiens

Tax assessments filed by part of Sapiens' Israeli subsidiaries through the year ended December 31, 2011 are considered to be final (or are deemed final).

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 19:-	Taxes ON INCOME (Cont.)

e.	Deferred tax assets (liabilities), net:

1.	Composition, net:

	December 31,
	2015	2016

Net operating losses carried forward	$8,839	$6,885
Allowances, reserves and intangible assets	(12,347)	(19,586)
Capitalized software costs	490	(267)
Differences in measurement basis (cash basis for tax purposes)	(3,302)	(2,744)

Total	$(6,320)	$(15,712)

2.	Presentation in balance sheets:

	December 31,
	2015	2016

Other non-current assets	$16,347	$15,227
Long-term liabilities	(22,667)	(30,939)

	$(6,320)	$(15,712)

f.	Income before taxes on income:

	Year ended December 31,
	2015	2016

Domestic (Israel)	$51,735	$51,552
Foreign	14,603	25,711

Total	$66,338	$77,263

g.	Taxes on income (tax benefit) consist of the following:

	Year ended December 31,
	2015	2016

Current taxes	$15,350	$20,952
Deferred taxes	634	211

Total	$15,984	$21,163

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 19:-	Taxes ON INCOME (Cont.)

h.	Theoretical tax:

The following table presents reconciliation between the theoretical tax expense, assuming that all income was taxed at statutory tax rates, and the actual income tax expense, as recorded in the Company's statements of income:

	Year ended December 31,
	2015	2016

Income before income taxes, as per the statement of operations	$66,338	$77,263

Statutory tax rate in Israel	26.5%	25%

Tax computed at the statutory tax rate	17,579	19,316

Non-deductible expenses	2,091	1,320
Effect of different tax rates	(54)	(1,143)
Effect of "Approved, Beneficiary or Preferred Enterprise" status	(2,406)	(1,338)
Group's share of earnings of companies accounted for at equity	-	(87)
Deferred taxes on current losses (utilization of carry forward losses) and temporary differences for which a valuation allowance was provided, net	1,676	1,442
Effect of change in Israel tax rates	-	112
Tax-deductible costs, not included in the accounting costs	(733)	(342)
Taxes in respect of prior years	(1,284)	1,839
Other	(885)	44

Taxes on income	15,984	$21,163

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 19:-	Taxes ON INCOME (Cont.)

i.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of total unrecognized tax benefits in Formula's subsidiaries is as follows:

Balance as of January 1, 2015	1,625

Increase due to consolidation in a subsidiary (1)	154
Decrease related to prior years' tax positions	(326)
Increase related to current year tax positions	1,039

Balance as of December 31, 2015	2,492

Increase due to consolidation in a subsidiary	227
Decrease related to prior years' tax positions	(286)
Increase related to current year tax positions	847

Balance as of December 31, 2016	3,280

(1)	The amount initially consolidated as part of the acquisition of subsidiary in 2015 is net of Tax Deducted at Source assets in an amount of $ 635

The Group recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2015 and 2016, the amounts recognized, on a consolidated basis, for interest and penalties expenses related to uncertain tax positions were $ 224 and $ 68, respectively. In addition, the Group's consolidated liability for unrecognized tax benefits including accrued interest and penalties related to uncertain tax positions was $ 422 and $490 at December 31, 2015 and 2016, respectively, which is included within income tax accrual in the Group's consolidated balance sheets.

The entire balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 20:-	Supplementary Financial Statement Information

Balance Sheets:

a.	Other accounts receivable and prepaid expenses:

Composition:

	January 1,	December 31,
	2015	2015	2016

Government departments	$14,005	$20,973	$15,097
Employees	448	363	365
Prepaid expenses and advances to suppliers	17,379	18,573	22,634
Restricted deposits	633	1,609	2,405
Related Parties	848	1,242	1,865
Other	1,157	352	3,312

Total	$34,470	$43,112	$45,678

b.	Liabilities to Banks and other financial institutions:

	December 31,		January 1,	December 31,
	2016		2015	2015	2016
	Interest rate	Linkage
	%	basis

Bank credit in NIS	2.2	NIS-Unlinked	$378	$51	$-
Bank credit in USD	3-6	USD-Unlinked	2,853	-	996
Short-term bank loans	1.6-2.35	NIS-Unlinked	15,313	21,273	42,336
Current maturities of long-term loans from banks and other financial institutions (see Note 11)	2.6-5.85	NIS-Unlinked	26,127	36,378	40,054
Accumulated interest on long-term loans from other financial institutions (see Note 11)	2.6-5.5	NIS-Unlinked	1,372	1,367	1,338
Other			-	13	36

Total			$46,043	$59,082	$84,760

c.	Other accounts payable:

Composition:

	January 1,	December 31,
	2015	2015	2016

Government institutions	$15,094	$20,119	$22,777
Customer advances	187	697	617
Accrued royalties to the OCS (Note 15f)	788	754	495
Accrued expenses and other current liabilities	14,864	17,991	18,000

Total	$30,933	$39,561	$41,889

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 20:-	Supplementary Financial Statement Information (Cont.)

d. Non-controlling interest in material partially owned subsidiaries:

	January 1,	December 31,
	2015	2015	2016

Matrix	$83,389	$86,567	$91,606
Sapiens	178,132	182,757	188,470
Magic Software	105,962	105,958	107,271
Other	41	98	108

	$367,524	$375,380	$387,455

e.	Financial income and expenses:

Composition:

	Year ended December 31,
	2015	2016

Financial expenses:

Business combination and redeemable non-controlling interests revaluation	$1,204	$2,602
Bank charges, interest and foreign exchange differences	6,370	6,972
Interest expenses on short-term and long-term loans	6,830	6,061
Financial costs related to Debentures	551	1,959
	14,955	17,594
Financial income:

Income from marketable securities	1,122	865
Interest income from deposits and foreign exchange differences	4,300	5,143
	5,422	6,008

Total	$(9,533)	$(11,586)

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 20:-	Supplementary Financial Statement Information (Cont.)

f.	Operating segments:

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

Software solutions and services in U.S:

Activity in this sector is mainly providing solutions and services of Governance Risk and Compliance ("GRC") experts, including activities on the following topics: risk management, management and prevention of fraud, Anti-Money Laundering and securing compliance with the regulations on these issues, through Matrix-IFS (formerly Exzac Inc.), a wholly owned subsidiary of Matrix, as well as providing solutions and specialized technological services in areas such as: portals, BI (Business Intelligence) DBA (Data Base Administration), CRM (Customer Relation Management) and EIM (Enterprise Information Management), and in addition, the activity in this segment includes IT help desk services specializing in healthcare and software product distribution services particularly IBM products. The activity in this segment is performed mostly through Matrix IFS and Xtivia Technologies Inc, wholly owned subsidiaries of Matrix.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 20:-	Supplementary Financial Statement Information (Cont.)

Learning and integration:

Matrix's activities in this segment consist of operating a network of high-tech training and instruction centers which provide application courses, professional training courses and advanced professional studies in the high-tech industry, courses of soft skills and management training and provision of training and implementation of computer systems.

Computer infrastructure and integration solutions:

Matrix's activities in this segment is primarily providing computer solutions to computer and communications infrastructures, marketing and sale of computers and peripheral equipment to business customers, providing related services, and cloud computing solutions (through the business specializing unit of the Company - Cloud Zone) and a myriad of services regarding Database services and Big data services (through the specialized business unit Data zone).

Software product marketing and support:

Matrix's activities in this segment include marketing, distributing and support for various software products the principal of which are CRM, computer systems management infrastructures, web world content management, database and data warehouse mining, application integration, database and systems, data management and software development tools.

Sapiens

Sapiens is a leading global provider of proprietary software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offerings include a broad range of software solutions and services, comprised of (i) core software solutions for the insurance industry, including Property & Casualty/General Insurance ("P&C") and Life, Annuities and Pensions ("L&P") products, and record keeping software solutions for providers of Retirement Services (ii) variety of technology based solution including business decision management solutions for the financial services industry, including insurance, banking and capital markets and (iii) global Services including project delivery and implementation of the Company' software solutions.

Sapiens has developed scalable, configurable, rule-based core software platforms which offer its clients comprehensive and function-rich solutions. Sapiens solutions allow its customers to support new delivery channels such as mobile and social, rapidly deploy new products, and improve operational efficiency. As its software is customizable to match specific business requirements, it supports its customers' operations across different market segments, geographies and regulatory regimes. In addition, its software solutions enable compliance with complex and rapidly evolving regulations in the insurance and wider financial services industry.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 20:-	Supplementary Financial Statement Information (Cont.)

Sapiens technology-based solutions include application development and business decision management platforms. Its application development platforms allow for the deployment of tailor-made solutions that address unique business needs for which pre-packaged software solutions may not be available. Its business decision management platform, Sapiens DECISION, allows business professionals to design, simulate, implement, change and analyze the business logic that drives financial operations and compliance in a business-friendly format and environment. Its platform facilitates the swift deployment of new or changed business logic that originates from regulatory updates or market changes, reduces costs and improves efficiency by shortening the software development lifecycle. This platform empowers the organization's business users as they manage their business strategy, rules and logic by using business terms rather than programming language. Sapiens' insurance solutions are deployed at leading insurance carriers globally. Sapiens' service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve their business objectives.

Magic

Magic is a global provider of proprietary application development and business process integration software solutions and related professional services, and a vendor of IT outsourcing services.

Magic software solutions are used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, its technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. Its software solutions include application platforms for developing and deploying specialized and high-end large-scale business applications (Magic xpa application platform, formerly branded uniPaaS and Appbuilder) and an integration platform that allows the integration and interoperability of diverse solutions, applications and systems in a quick and efficient manner (Magic xpi business and process integration platform, formerly branded iBOLT). These solutions enable Magic customers to improve their business performance and return on investment by supporting the affordable and rapid delivery and integration of business applications, systems and databases. Note 18: -Supplementary Financial Statement Information (Cont.)

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

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 20:-	Supplementary Financial Statement Information (Cont.)

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

The Company evaluates the performances of each of its directly held subsidiaries based on operating income/loss. Headquarters and finance expenses of Formula are allocated proportionally among the subsidiaries:

Goodwill in material partially owned subsidiaries:

	January 1,	December 31,
	2015	2015	2016

Matrix	$156,224	$162,283	$187,790
Sapiens	213,093	215,430	218,992
Magic Software	55,490	63,308	91,002

	$424,807	$441,021	$497,784

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 20:-	Supplementary Financial Statement Information (Cont.)

	Matrix	Sapiens	Magic	Insync	Adjustments	Total

Year ended December 31, 2016:

Revenues from external customers	660,012	216,190	198,096	34,323	-	1,108,621
Inter-segment revenues	2,578	-	3,550	-	(6,128)	-

Total Revenues	662,590	216,190	201,646	34,323	(6,128)	1,108,621

Unallocated corporate expenses	-	-	-	-	(2,626)	(2,626)

Depreciation and amortization	6,513	14,079	11,608	245	73	32,518

Operating income (loss)	46,220	26,326	17,520	1,060	(2,626)	88,500

Financial income (expense) net						(11,586)

Group's share of earnings (losses) of companies accounted for at equity, net						349
Taxes on income						(21,163)

Net income						56,100

Year ended December 31, 2015:

Revenues from external customers	583,661	185,123	174,491	29,919	-	973,194
Inter-segment revenues	2,921	-	1,539	-	(4,460)	-

Revenues	586,582	185,123	176,030	29,919	(4,460)	973,194

Unallocated corporate expenses	-	-	-	-	(5,200)	(5,200)

Depreciation and amortization	6,144	14,127	9,885	280	2	30,438

Operating income (loss)	38,421	22,273	19,946	426	(5,200)	75,866

Financial income (expense) net						(9,533)
Group's share of earnings (losses) of companies accounted for at equity, net						5
Taxes on income						(15,984)

Net income						50,354

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 20:-	Supplementary Financial Statement Information (Cont.)

g.	Geographical information:

1.	The Company's non-current assets are located as follows:

	December 31,
	2015	2016

Israel	$18,620	$20,320
United States	910	3,130
Europe	1,559	1,456
Japan	371	401
Other	543	823

Total	$22,003	$26,130

2.	Revenues:

The Company's revenues classified by geographic area (based on the location of customers) are as follows:

	Year ended December 31,
	2015	2016

Israel	$570,614	$663,341
International:
United States	252,526	283,297
Europe	112,169	115,444
Japan	30,009	38,310
Other	7,876	8,229

Total	$973,194	$1,108,621

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 20:-	Supplementary Financial Statement Information (Cont.)

h.	Earnings per share:

The following table presents the computation of basic and diluted net earnings per share for the Company:

	Year ended December 31,
	2015	2016

Numerator:
Net income basic earnings per share - income available to shareholders	$19,842	$22,455

Amount for diluted earnings per share - income available to shareholders	$19,528	$23,207

Weighted average shares outstanding
Denominator for basic net earnings per share	14,071	14,214
Effect of dilutive securities	594	1,311

Denominator for diluted net earnings per share	14,665	15,525

Basic net earnings per share	1.41	1.58

Diluted net earnings per share	1.33	1.49

NOTE 21:-	Transition to IFRS

These financial statements for the year ended December 31, 2016 are the Group’s first consolidated financial statements prepared in accordance with IFRS. The date of transition to IFRS is January 1, 2015. For periods up to and including the year ended December 31, 2015, the Group prepared its consolidated financial statements in accordance with U.S. GAAP.

Accordingly, the Group has prepared financial statements that comply with IFRS applicable as of December 31, 2016, together with the comparative period data for the year ended December 31, 2015, as described in the summary of significant accounting policies (Note 2). In preparing the financial statements, the Group’s opening consolidated statement of financial position was prepared as of January 1, 2015, the Group’s date of transition to IFRS. This note explains the principal adjustments made by the Group in representing its U.S. GAAP financial statements, including the statement of financial position as of January 1, 2015 and the financial statements for the year ended December 31, 2015, in order to comply with IFRS.

As a first-time adopter of IFRS, the Group applied IFRS 1 First-time Adoption of International Financial Reporting Standards. The Standard contains a number of voluntary and mandatory exemptions from the requirement to retrospectively apply IFRS, which the Group has applied as of January 1, 2015.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 21:-	Transition to IFRS (Cont.)

The Group has applied the mandatory exceptions and certain optional exemptions as set out below:

Business combinations —

a)	With respect to the business combination of Matrix and Sapiens, which were consolidated as subsidiaries under the U.S. GAAP in the Company’s consolidated statements of financial position before the date of the transition to IFRS, the Company elected not to apply IFRS 3 Business Combinations retrospectively. As a result, assets recognized and liabilities assumed in past business combinations under U.S. GAAP have remained unchanged at the date of transition.

b)	With respect to the business combination of Magic, which was not consolidated as a subsidiary under U.S. GAAP in the Company’s consolidated statements of financial position before the date of the transition to IFRS, the Company has not applied IFRS 3 Business Combinations retrospectively. As a result, the deemed cost of Magic’s goodwill as of the transition date was null, reflecting that the Company’s interests in Magic’s adjusted net assets, in accordance with IFRS, were higher than its historical cost in Magic shares.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 21:-	Transition to IFRS (Cont.)

Reconciliation of statements of financial position as of January 1, 2015 (date of transition to IFRS) and December 31, 2015:

		As of January 1, 2015 (date of transition to IFRS)
	Note	U.S. GAAP		Other GAAP Adjustments and reclassifications	Consolidation of subsidiaries (See note ii)	IFRS
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$107,416		-	72,515	$179,931
Short-term deposits		6,454		-	-	6,454
Marketable securities		15,784		-	11,915	27,699
Trade receivables		195,287		-	40,365	235,652
Other accounts receivable and prepaid expenses		31,297		-	3,173	34,470
Inventories		2,259		-	178	2,437
Total current assets		358,497		-	128,146	486,643

LONG-TERM RECEIVABLES:
Marketable Securities		33,748		-	-	33,748
Deferred taxes	iii	17,901		(4,055)	2,137	15,983
Prepaid expenses and other accounts receivable		10,287		-	2,376	12,663
Total long-term receivables		61,936		(4,055)	4,513	62,394

INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY		169,143		-	(168,615)	528
SEVERANCE PAY FUND	iv	65,322		(65,322)	-	-
PROPERTY, AND EQUIPMENT, NET		20,126		-	1,985	22,111
INTANGIBLE ASSETS, NET		76,870		-	32,542	109,412
GOODWILL	ii	373,230		(3,913)	55,490	424,807
Total assets		$1,125,124		(73,290)	54,061	$1,105,895
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Liabilities to banks and other financial institutions		$43,190		-	2,853	$46,043
Trade payables		52,693		-	3,887	56,580
Deferred revenue		34,556		-	3,430	37,986
Dividend payable		7,876		-	(2)	7,874
Employees and payroll accrual		63,172		-	7,284	70,456
Other accounts payable		23,325		-	7,608	30,933
Liabilities in respect of business combinations		1,782		-	420	2,202
Redeemable non-controlling interests	vi,x	-		4,266	-	4,266
Total current liabilities		226,594		4,266	25,480	256,340

LONG-TERM LIABILITIES:
Liabilities to banks and other financial institutions		108,203		-	481	108,684
Other long term liabilities	vii	6,204		(1,450)	9	4,763
Deferred taxes		32,605		1,319	(11,515)	22,409
Deferred revenues		4,838		-	-	4,838
Liability in respect of business combinations		825		-	798	1,623
Liability in respect of capital lease		903		-	-	903
Redeemable non-controlling interests	vi,x	-		10,359	599	10,958
Employee benefit liabilities	viii	77,975		(76,034)	1,136	3,077
Total long-term liabilities		231,553		(65,806)	(8,492)	157,255

REDEEMABLE NON-CONTROLLING INTEREST	x	14,626	*	(14,626)	-	-

EQUITY	ix
Share capital		4,184		-	-	4,184
Additional paid-in capital		135,582	*	(30,138)	1,057	106,501
Accumulated earnings		249,758	*	35,843	(69,946)	215,655
Accumulated other comprehensive loss		(1,305)		-	-	(1,305)
Treasury shares		(259)		-	-	(259)
Total equity attributable to Formula Systems (1985) shareholders'		387,960	*	5,705	(68,889)	324,776
Non-controlling interests		264,391	*	(2,829)	105,962	367,524
Total equity		652,351	*	2,876	37,073	692,300
Total liabilities, redeemable non-controlling interest and equity		$1,125,124		(73,290)	54,061	$1,105,895

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 21:-	Transition to IFRS (Cont.)

		As of December 31, 2015
	Note	U.S. GAAP		Other GAAP Adjustments and reclassifications	Consolidation of subsidiaries (See note ii)	IFRS
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$132,603		-	116,538	$249,141
Short-term deposits		11		-	2,677	2,688
Marketable securities		11,011		-	20,594	31,605
Trade receivables		176,665		-	80,966	257,631
Other accounts receivable and prepaid expenses		32,584		-	10,528	43,112
Inventories		4,610		-	197	4,807
Total current assets		357,484		-	231,500	588,984

LONG-TERM RECEIVABLES:
Marketable Securities		-		-	30,875	30,875
Deferred taxes	iii	13,164		(2,419)	5,602	16,347
Prepaid expenses and other accounts receivable		8,945		-	2,561	11,506
Total long-term receivables		22,109		(2,419)	39,038	58,728

INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY		451,433		-	(451,433)	-
SEVERANCE PAY FUND	iv	54,631		(54,631)	-	-
PROPERTY, AND EQUIPMENT, NET		14,199		-	7,804	22,003
INTANGIBLE ASSETS, NET		4,920		-	99,736	104,656
GOODWILL		162,173		-	278,848	441,021
Total assets		$1,066,949		(57,050)	205,493	$1,215,392
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Liabilities to banks and other financial institutions		$59,069		-	13	$59,082
Debentures	v,x	-		213	-	213
Trade payables		58,105		-	9,946	68,051
Deferred revenue		25,335		-	14,359	39,694
Dividend payable	x	4		(4)	-	-
Employees and payroll accrual		51,390		-	25,263	76,653
Other accounts payable	x	16,715		4	22,842	39,561
Liabilities in respect of business combinations		1,193		-	1,673	2,866
Redeemable non-controlling interests	vi,x	-		4,673	-	4,673
Total current liabilities		211,811		4,886	74,096	290,793

LONG-TERM LIABILITIES:
Liabilities to banks and other financial institutions		102,845		-	787	103,632
Debentures, net of current maturities	v	58,284		(1,156)	-	57,128
Other long term liabilities		-		-	7,997	7,997
Deferred taxes	iii	67,010		1,960	(46,303)	22,667
Deferred revenues		4,396		-	-	4,396
Liability in respect of business combinations		2,405		-	3,134	5,539
Liability in respect of capital lease		494		-	-	494
Redeemable non-controlling interests	vi,x	-		9,921	4,157	14,078
Accrued severance pay, net	iv	67,409		(65,942)	1,922	3,389
Total long-term liabilities		302,843		(55,217)	(28,306)	219,320

REDEEMABLE NON-CONTROLLING INTEREST	x	14,594	*	(14,594)	-	-

EQUITY	ix
Share capital		4,184		-	-	4,184
Additional paid-in capital		129,021	*	(31,784)	1,709	98,946
Accumulated earnings		318,348	*	48,003	(136,095)	230,256
Accumulated other comprehensive loss		(1,576)		-	(1,652)	(3,228)
Treasury shares		(259)		-	-	(259)
Total equity attributable to Formula Systems (1985) shareholders’		449,718	*	16,219	(136,038)	329,899
Non-controlling interests		87,983	*	(8,344)	295,741	375,380
Total equity		537,701	*	7,875	159,703	705,279
Total liabilities, redeemable non-controlling interest and equity		$1,066,949		(57,050)	205,493	$1,215,392

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 21:-	Transition to IFRS (Cont.)

Reconciliation of the consolidated statement of profit or loss for the year ended December 31, 2015:

		Year ended December 31, 2015
	Note	U.S. GAAP		GAAP Adjustments and reclassifications	Consolidation of subsidiaries (See note ii)	IFRS
Revenues
Proprietary software products and related services		$136,577		-	106,241	$242,818
Software services		613,978		-	116,398	730,376

Total revenues		750,555		-	222,639	973,194

Cost of revenues:
Proprietary software products and related services		81,454		-	49,677	131,131
Software services	iv	520,295		(2,274)	92,118	610,139

Total cost of revenues		601,749		(2,274)	141,795	741,270

Gross profit		148,806		2,274	80,844	231,924

Research and development expenses, net		7,488		-	7,635	15,123
Selling, marketing, general and administrative expenses	iv,viii	94,722		(1,449)	47,662	140,935
Other expenses (income), net		2		(2)	-	-

Operating income		46,594		3,725	25,547	75,866

Financial Expenses	v,x	(8,984	)*	(2,674)	(3,297)	(14,955)
Financial Income	x	-		2,769	2,653	5,422
Group's share of earnings (losses) of companies accounted for at equity, net		65,096		-	(65,091)	5

Income before taxes on income		102,706	*	3,820	(40,188)	66,338
Taxes on income	iii	10,988		553	4,443	15,984

Net income		$91,718	*	3,267	(44,631)	$50,354

Attributable to:
Redeemable non-controlling interests	vi	255		427	182	864
Equity holders of the Company		73,077	*	2,322	(55,570)	19,829
Non-controlling interests		18,386	*	518	10,757	29,661
		$91,718		3,267	(44,631)	$50,354

Net earnings per share attributable to Formula Systems (1985) Shareholders

Basic earnings per share		$5.23	*	0.16	(4.00)	$1.41

Diluted earnings per share		$4.99	*	0.15	(3.83)	$1.33

* Immaterial adjustment of comparative data, see Note 21(i).

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 21:-	Transition to IFRS (Cont.)

Notes to the adjustments and reclassifications made in order to comply with IFRS:

i.	Immaterial adjustment of comparative data :

In the reporting period, an error was discovered in Matrix consolidated financial statements regarding the accounting treatment of liabilities of put options granted to non-controlling interest during the years 2011-2015 which effected its results for those years. The Company has evaluated the materiality of the error in relation to its financial statements for the aforementioned years and after consideration of quantitative and qualitative factors, the Company has concluded that the error is not sufficiently material to require the reissuance of restated consolidated financial statements of the Company for 2015.

The above correction has been included in the comparative data in these consolidated financial statements presented in accordance with U.S GAAP by marking the corrected items "immaterial adjustment of comparative data".

The effects of comparable data adjustments are presented in the tables below:

1)	Consolidated statements of financial position presented in accordance with U.S GAAP:

	As previously reported	The change	As presented in these financial statements
	USD in thousands
As of January 1, 2015:

Redeemable non-controlling interests	10,313	4,313	14,626
Issued share capital and reserves of the majority equity holder of the company	137,090	(1,508)	135,582
Retained earnings	249,998	(240)	249,758
Non-controlling interests	266,956	(2,565)	264,391
Total equity	656,664	(4,313)	652,351

As of December 31, 2015:

Redeemable non-controlling interests	10,029	4,565	14,594
Issued share capital and reserves of the majority equity holder of the company	130,520	(1,499)	129,021
Retained earnings	318,688	(340)	318,348
Non-controlling interests	90,709	(2,726)	87,983
Total equity	542,266	(4,565)	537,701

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 21:-	Transition to IFRS (Cont.)

2)	In the consolidated statements of other comprehensive income:

	As been reported	change	As presented in these financial statements
	USD in thousands
Year ended December 31, 2015:

Finance expenses	8,254	730	8,984
Income before taxes on income	103,436	(730)	102,706
Net income attributable to:
Equity holders of the Company	73,705	(628)	73,077
redeemable non- controlling interests	255	-	255
Non-controlling interests	18,488	(102)	18,386
Total net income	92,448	(730)	91,718
Net earnings per share attributable to equity holders of the Company (in USD):
Basic net earnings	5.24	(0.01)	5.23
Diluted net earnings	5.00	(0.01)	4.99

ii.	Business combination – Consolidation of Sapiens and Magic

Under the U.S. GAAP, consolidation of companies is based on holding more than 50% of the outstanding voting shares of that entities. According to IFRS, consolidation is based on effective control (“de facto control”) which exists when the parent company’s rights in such entities are sufficient to give it power to have the practical ability to direct the relevant activities of such entities even where it does not have more than 50% of the voting power therein.

From December 23, 2014 until September 30, 2015, Sapiens, up to that point a consolidated subsidiary of the Company, issued 1,077,003 shares following the exercise of options by Sapiens employees that resulted in the Company’s interest in Sapiens' outstanding common shares being diluted from 50.2% to 49.1%. Following the dilution, and in accordance with U.S. GAAP, the Company’s investment in Sapiens was measured under the equity method of accounting due to loss of control. The gain recognized in relation of the Company’s loss of control in Sapiens and the related re-measurement of the investment to fair value amounted to $ 56,369 and was presented in the income statement as equity in gains of affiliated companies, net.

On March 5, 2014, Magic, up to that point a consolidated subsidiary of the Company, completed a follow-on public offering of its ordinary shares on the NASDAQ. Magic issued 6,900,000 shares resulted in the Company’s interest in Magic’s outstanding ordinary shares being diluted from 51.6% to 45.0%. Following the dilution and in accordance with U.S. GAAP, the Company’s investment in Magic was measured under the equity method of accounting due to loss of control. The gain recognized in relation of the Company’s loss of control in Magic and the related re-measurement of the investment to fair value amounted to $ 83,520 offset by $ 16,361 of deferred tax expenses, both presented in the income statement as equity in gains of affiliated companies, net.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 21:-	Transition to IFRS (Cont.)

Under the IFRS, the Company Management has concluded that despite the lack of absolute majority of voting power at the general meetings of shareholders of Sapiens and Magic, in accordance with IFRS 10, these investees are still controlled by the Company. The conclusion regarding the existence of control as of January 1, 2015 and during the twelve months period ended 31 December 2015 and 2016, in line with IFRS 10 (See Note 2 (2)).

With respect to the business combination of Magic, which was not consolidated as a subsidiary under U.S. GAAP in the Company’s consolidated statements of financial position before the date of the transition to IFRS, the Company has not applied IFRS 3 Business Combinations retrospectively. As a result, the deemed cost of Magic’s goodwill as of the transition date was null, reflecting that the Company’s interests in Magic’s adjusted net assets, in accordance with IFRS, were higher than its historical cost in Magic shares. This resulted in a decrease in “investments in company’s accounted for at equity” as of January 1, 2015 and December 31, 2015 by $ 168,665 and $ 172,919, respectively, of which $ 84,570 was recorded against retained earnings reflecting the reduction in the deemed cost of the investment in Magic, and the reminder of it against consolidation of Magic’s net assets (after being adjusted to comply with IFRS). The related measurement in the statements of profit or loss for the year ended December 31, 2015 decreased by $ 1,519 reflecting the elimination of the amortization of the excess costs recorded under U.S. GAAP with respect to the Company’s investment in Magic, and by $ 393 reflecting the elimination of the effects of dilutions in the Company’s holdings in Magic that recorded through profit or loss, in accordance with the equity method of accounting, under the U.S. GAAP.

With respect to the business combination of Sapiens and Matrix, which were consolidated as subsidiaries under the U.S. GAAP in the Company’s statements of financial position before the date of the transition to IFRS, the Company has not applied IFRS 3 Business Combinations retrospectively. As a result, assets recognized and liabilities assumed in the past business combinations under U.S. GAAP have remained unchanged at the date of transition.

iii.	Deferred taxes

Under the U.S. GAAP, the Company has recognized deferred tax liabilities with respect to its investments measured under the equity method of accounting (Magic Software as of January 1, 2015 and Magic Software and Sapiens as of December 31, 2015). In addition, the Company recorded deferred tax assets, primarily with respect to its net operating loss carry forward, which were offset against the above mentioned deferred tax liabilities on each of the respective dates. Under the IFRS, the Company does not recognized any deferred tax assets or liabilities with respect to its subsidiaries undistributed profits since it controls the timing of the reversal and it is not probable that it will reverse in the foreseeable future. As a result, deferred tax liabilities with respect of the above decreased by $ 16,361 and $ 63,524 as of January 1, 2015 and December 31, 2015, respectively against profit or loss under Group's share of earnings (losses) of companies accounted for at equity, net.

Additionally, the Company decreased the deferred tax asset related to the post-employment benefit in an amount of $ 2,775 and $ 3,000 as of 1 January 2015 and 31 December 2015, respectively.

iv.	Post-employment benefits

In accordance with U.S. GAAP, the Group’s liability for severance pay with respect to its Israeli employees (for the period for which the employees were not included under section 14 of the Severance Pay Law) was calculated pursuant to the Severance Pay Law, based on the most recent salary of the employees, multiplied by the number of years of employment as of the reporting date. The Group’s plan assets, which cover part of this obligation, were presented as an asset on the Company's consolidated statements of financial position, based on its cash-surrendered value. In accordance with IFRS, the liability for severance pay is measured using the projected unit credit method and actuarial assumptions (which include rates of employee turnover and future salary increases based on the estimated timing of payment), and is presented based on discounted expected future cash flows. The liability for severance pay shown in the statement of financial position, is net of the fair value of the plan assets. Remeasurements of the net liability are recognized in other comprehensive income in the period in which they occur.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 21:-	Transition to IFRS (Cont.)

The Company has elected to recognize all cumulative actuarial gains and losses as at the date of transition in retained earnings. The Group is not required to re-compute the unrecognized portion of actuarial gains and losses from the inception of the defined benefit plans. Instead, the Group applies IAS 19 Employee Benefits from the date of transition. Therefore, at the date of transition, the Group recognizes the pension obligations in accordance with IAS 19 Employee Benefits and no unrecognized actuarial gains and losses are presented at the transition date. The Group’s net liability for severance pay as of January 1, 2015 and December 31, 2015, decreased by $ 10,713 and $ 11,662, retrospectively, as a result from the different measurement. The related cost in the statements of profit or loss and other comprehensive income for the year ended December 31, 2015 decreased by $ 1,799 and $ 416, respectively, and the related deferred tax expenses recorded in the consolidated statements of profit or loss increased by $ 553.

v.	Convertible debentures and short-term interest payable

During 2015, the Company issued the Series B Convertible Debentures which are convertible into ordinary shares of Formula. In accordance with the U.S. GAAP, Series B Convertible Debentures were classified as part of the Company's liabilities in the consolidated statements of financial position. In accordance with IFRS, the conversion option contained in Series B Convertible Debentures is considered an equity component and therefore an amount of $ 1,248 as of January 1, 2015 and December 31, 2015 was reclassified to equity. The related remeasurment in the statements of profit or loss for the year ended December 31, 2015 increased by $ 93.

vi.	Redeemable non-controlling interests

Under U.S. GAAP, redeemable non-controlling interests were classified as mezzanine equity on the consolidated statements and measured at each reporting period at the higher of their redemption amount or the non-controlling interest book value. The differences in the amount of the redeemable non-controlling interests were recorded in profit or loss and included in “Net income attributable to redeemable non-controlling interests”.

In accordance with IFRS, redeemable non-controlling interests are classified as financial liability on the consolidated statements of financial position ($ 4,266 and $ 10,958 short-term and long-term, respectively, as of January 1, 2015 and $ 4,673 and $ 14,078 short-term and long-term, respectively, as of December 31, 2015), and measure based on the present value of the consideration to be transferred upon the exercise of the put option. The changes in the amount of the liability are carried to profit or loss under “Financial expenses or income”. If the Group does not have present ownership, the interests are accounted for using the partial recognition method. Accordingly, a portion of net profit attributable to non-controlling interests is still allocated to the non-controlling interest, under “Redeemable non-controlling interests” ($ 864 in 2015) but at the end of the reporting period the non-controlling interests are reclassified as a financial liability. The difference between non-controlling interests at the end of the reporting period and the present value of the liability is recognized directly in equity of the Group, under “Adjustment to redeemable non-controlling interests”. If the option is exercised in subsequent periods, the consideration paid upon exercise is treated as settlement of the liability. If the option expires, the liability is settled and it is a portion of the investment in the subsidiary disposed of, without loss of control therein.

vii.	Liability to the OCS in respect of government grants

In accordance with U.S. GAAP, grants from the OCS in respect of research and development which embed a commitment for royalty payments to the State of Israel that are contingent on execution of future sales deriving from the development, were recorded as an offset from the related research and development expenses when the Company or its investees were entitled to such grants. The liability for repayment with a corresponding charge to expense that is included in the cost of sales were recorded when the payment of royalties to OCS was triggered by the respective revenues. In accordance with IFRS, government grants received from the OCS are recognized upon receipt as a liability if future economic benefits are expected from the research project that will result in royalty-bearing sales. A liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grant received and the fair value of the liability is accounted for as a Government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Amounts paid as royalties are recognized as settlement of the liability.

As a result, short-term and long-term liability to OCS in the Company’s consolidated statements of financial position as of January 1, 2015 and December 31, 2015 was totally increased by $ 2,987 and $ 2,618, respectively. The related costs in the statements of profit or loss for the year ended December 31, 2015 decreased by $ 369.

viii.	Share-based compensation

The Company has share-based payment awards that vest in installments based on service conditions only. Under the U.S. GAAP, the Company recognized its share-based compensation expenses in accordance with the straight-line method. In accordance with the IFRS, the Company is using the accelerated method. As a result, as of January 1, 2015 and December 31, 2015, additional paid-in capital increased on the aggregate by $ 4,340 and $ 2,909, respectively against the Company’s accumulated earnings. Share-based compensation expenses decreased by $ 849 for the year ended December 31, 2015 compared to the expense reported under U.S. GAAP.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 21:-	Transition to IFRS (Cont.)

ix.	Reconciliation between the total equity attributable to Formula’s shareholders as reported under the U.S. GAAP as of January 1, 2015 and December 31, 2015 compared to the amounts reported in accordance with IFRS.

	Share Capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury shares (cost)	Total Equity attributable to Formula’s shareholders
	As of January 1, 2015
As reported in the Company’s consolidated financial statements as of December 31, 2015 in accordance with U.S. GAAP:	$4,184	$135,582 *	$249,758 *	$(1,305)	$(259)	$387,960 *
Transition to IFRS:
Formula’s share-based compensation	-	4,340	(4,340)	-	-	-
Changes in subsidiaries’ deemed cost to comply with IFRS	-	(33,421)	(46,124)	-	-	(79,545)
Deferred tax liabilities	-	-	16,361	-	-	16,361
	-	(29,081)	(34,103)	-	-	(63,184)

As of January 1, 2015 in accordance with IFRS:	$4,184	$106,501	$215,655	$(1,305)	$(259)	$324,776

	As of December 31, 2015
As reported in the Company’s consolidated financial statements as of December 31, 2015 in accordance with U.S. GAAP:	$4,184	$129,021 *	$318,348 *	$(1,576)	$(259)	$449,718 *
Transition to IFRS as of January 1, 2015:	-	(29,081)	(34,103)	-	-	(63,184)

Transition to IFRS:
Formula’s share-based compensation	-	(1,431)	1,431	-	-	-
Net gain from deconsolidation of Sapiens	-	-	(56,369)	-	-	(56,369)
Embedded conversion option of convertible debentures	-	1,248	-	-	-	1,248
Other adjustments	-	(811)	949	(1,652)	-	(1,514)
	-	(994)	(53,989)	(1,652)	-	(56,635)

As of December 31, 2015 in accordance with IFRS:	$4,184	$98,946	$230,256	$(3,228)	$(259)	$329,899

* Immaterial adjustment of comparative data, see Note 21(i).

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 21:-	Transition to IFRS (Cont.)

x.	Certain reclassifications have been made to the consolidated statements of financial position. Such reclassifications affect the presentation of certain items in the consolidated statement of financial position, and have no impact on net income or equity of the Group:

Under the U.S. GAAP, redeemable non-controlling interests were presented as a separate mezzanine equity item on the consolidated statements. In accordance with IFRS, redeemable non-controlling interests are classified as financial liability on the consolidated statements of financial position ($ 4,266 and $ 10,958 short-term and long-term, respectively, as of January 1, 2015 and $ 4,673 and $ 14,078 short-term and long-term, respectively, as of December 31, 2015).

Finance expenses and income - In accordance with U.S. GAAP, financial income and expense were presented net in the Company’s consolidated statements of profit or loss (although presented separately in a note). Under the IFRS, the Company has separately classified financial income and expense in its consolidated financial statements.

Accumulate short-term interest related to debentures ($ 213 as of December 31, 2015) has reclassified from “Other accounts payable”, as presented under the U.S. GAAP, to “Debentures” (under short-term liabilities) to conform with the current year presentation in the consolidated statements of financial position.

Dividend payable to non-controlling interests was reclassified from “Dividend payable”, as presented under U.S. GAAP, to “Other accounts payable” to conform with the current year presentation in the consolidated statements of financial position.

NOTE 22:-	SUBSEQUENT EVENTS

i.	In January 2017, The Company acquired all of the share capital of Michpal, an Israeli-based company that develops, sells and support a proprietary on-premise payroll software solution for processing traditional payroll stubs to Israeli companies and payroll service providers. Formula paid a purchase price of $ 22.1.million.

ii.	On February 14, 2017, Sapiens entered into a share purchase agreement with StoneRiver Group L.P. (or the "Seller") and StoneRiver, Inc. (or "StoneRiver"), for the acquisition of all of the issued and outstanding share capital of StoneRiver. Sapiens consummated the acquisition in the first quarter in 2017. StoneRiver is a Denver, Colorado- based provider of technology solutions and services to the insurance industry.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 22:-	SUBSEQUENT EVENTS (Cont.)

The acquisition consideration is approximately $100 million in cash, subject to certain adjustments based on working capital, transaction expenses, unpaid debt and certain litigation matters. Immediately prior to closing, Sapiens purchased a representations and warranties insurance policy covering certain indemnifiable damages under the agreement (which is referred to as the "Insurance"). The Insurance provides for coverage of $ 12,500 in the aggregate and its term is in general three years (except with respect to certain fundamental representations and warranties, as to which the term of the Insurance is six years). In addition, two escrow funds were established by StoneRiver, for the purpose of enabling the indemnification of the Company for certain damages that are not fully recovered under the Insurance: (i) an escrow fund of $ 500 for a period of one year and (ii) an escrow fund of $ 2,000 for a period of 18 months.

iii.	On February 28, 2017, Sapiens (via its wholly-owned subsidiary, Sapiens Americas Corporation, or the Borrower) entered into a secured credit agreement, or the Credit Agreement, with HSBC Bank USA, National Association, (or the "Lender") as financing for, the acquisition of StoneRiver. Pursuant to the Credit Agreement, Sapiens borrowed $40 million, or the Bank Loan, for a five- year term. The Bank Loan will mature in February 2022 and is payable in equal consecutive quarterly principal installments of principal and accrued interest. The Borrower is entitled to prepay the Bank Loan at any time (on any interest payment date) without penalty upon notice to the Lender. The Bank Loan bears interest at the rate of LIBOR plus 1.85%.

The repayment of the Bank Loan is secured by first priority liens over: (i) substantially all assets of the Borrower and its U.S subsidiaries; and (ii) the shares of the Borrower held by Sapiens International Corporation B.V. Certain affiliated entities of the Borrower have guaranteed the repayment of the Bank Loan. The Credit Agreement contains customary representations and warranties, affirmative covenants and negative covenants, which include, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions with respect to the property secured by the lien. The Credit Agreement also contains customary events of default that entitle the Lender to cause any or all of Sapiens indebtedness to become immediately due and payable and to foreclose on the lien, and includes customary grace periods before certain events are deemed events of default.

iv.	Subsequent to the balance sheet date, Sapiens received a letter from one of its significant customers, in which the customer alleged that Sapiens has materially breached a software development project agreement between them. Sapiens informed the customer that it has not materially breached any of its obligations under the agreement and that the customer itself has materially breached the agreement. Work on the project has been halted due to the dispute. Sapiens believes that this does not have an impact on its financial statements for the year ended December 31, 2016.

- - - - - - - - - - - - - - - - - - -

