Form 20-F/A
period 2016-12-31
FORMULA SYSTEMS (1985) LTD
filed 2018-02-01
CIK 1045986

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1, or the Amendment, to the Annual Report on Form 20-F for the year ended December 31, 2016, or the Annual Report, filed on May 16, 2017 with the Securities and Exchange Commission, or the SEC, is being filed by Formula Systems (1985) Ltd., or the Company, to amend the Annual Report for the sole purposes of:

(i)	Adding to our financial statements included under Item 18 of this Amendment, in accordance with Rule 2-05 of Regulation S-X, the report of the auditor of a subsidiary of the Company upon which our principal auditor relied, and to which our principal auditor referred, in rendering its audit report on our consolidated financial statements that were included in the Annual Report. The subject audit report had been inadvertently omitted from the Annual Report.

(ii)	Adding, in accordance with Item 17(c) of Form 20-F, an explicit statement in the notes to our consolidated financial statements and in our principal auditor’s report (which are included in Item 18 of this Amendment), that our financial statements comply with IFRS as issued by the IASB.

In keeping with the SEC requirements related to this Amendment, it consists solely of (i) the entirety of Item 18 of Form 20-F, along with (ii) Exhibits 12.1 and 12.2, which constitute the required certifications of our principal executive officer and principal financial officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and (iii) Exhibits 13.1 and 13.2, which consist of the certifications of our principal executive officer and principal financial officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

2

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith are filed as part of this Amendment to the Annual Report, as noted on the pages below:

ITEM 19. EXHIBITS

Exhibit No.
1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan and amendment(5)
4.4	Formula Systems (1985) Ltd. Compensation Policy(6)
8	List of Subsidiaries+
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kaiserer, a member of Ernst & Young Global+
15.2	Consent of KDA Audit Corporation+

+ Filed with the original filing of the Annual Report.

* Filed herewith.

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858) filed with respect to the registrant’s American Depositary Shares.

(2)	Incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.

(3)	Incorporated by reference to Exhibit 99.2 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.

(4)	Incorporated by reference to the annual report on Form 20-F for the 2008 fiscal year filed by the registrant with the Securities and Exchange Commission on April 27, 2009.

(5)	Incorporated by reference to the annual report on Form 20-F for the 2013 fiscal year filed by the registrant with the Securities and Exchange Commission on April 30, 2014.

(6)	Incorporated by reference to Appendix A to Exhibit 99.2 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on November 16, 2016.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/Asaf Berenstin	February 1, 2018
	Asaf Berenstin	Date
Chief Financial Officer

4

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

In our opinion, based on our audit and the report of the other auditor, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of January 1, 2015, December 31, 2015 and 2016 and the related consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

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

1)	Basis of presentation of the financial statements

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

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

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Software Japan K. K.

We have audited the accompanying statements of financial position of Magic Software Japan K.K. (the “Company”) as of December 31, 2015 and 2016, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2016, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Tokyo, Japan

January 27, 2017
KDA Audit Corporation

