Form 20-F
period 2017-12-31
FORMULA SYSTEMS (1985) LTD
filed 2018-05-15
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

As of December 31, 2017, the registrant had 14,738,782 outstanding ordinary shares, NIS 1 par value, of which 174,724 were represented by American Depositary Shares.

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

Yes ☐  No ☒

INTRODUCTION

This annual report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information—Risk Factors.”

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. References to the Israeli CPI refer to the Israeli consumer price index.

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

As used in this annual report, references to “we,” “our,” “ours,” “our company” and “us” refer to Formula Systems (1985) Ltd. and its subsidiaries and affiliate company, unless otherwise indicated. References to “Formula” refer to Formula Systems (1985) Ltd. alone. Our operations are currently conducted through our subsidiaries – Matrix IT Ltd., or Matrix, Sapiens International Corporation N.V., or Sapiens, Magic Software Enterprises Ltd., or Magic Software, Michpal Micro Computers (1983) Ltd., or Michpal, following our acquisition of Michpal on January 3, 2017 and InSync Staffing Solutions, Inc., or InSync and our affiliated company TSG Advanced IT Systems, Ltd., or TSG, following our acquisition of a 50% share interest in TSG on May 9, 2016.

All trademarks appearing in this annual report are the property of their respective holders.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following tables present selected consolidated financial data as of the dates and for each of the periods indicated. Except where we have indicated otherwise, we have presented all of the consolidated financial information in this document in accordance with IFRS as issued by the IASB. Historically, we had prepared our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP, for all periods up to and including the year ended December 31, 2015. For the year ended December 31, 2016, we transitioned our reporting to IFRS. In order to comply with requirements of the SEC related to our transition to IFRS, we set the date of transition as January 1, 2015 and retrospectively applied IFRS as of that date and for the year ended December 31, 2015. Accordingly, we have presented herein consolidated statements of financial position that comply with IFRS applicable as of January 1, 2015, in addition to as of December 31, 2015, 2016 and 2017. Our consolidated statements of profit or loss presented herein in IFRS cover the years ended December 31, 2016 and 2017, as well as the year ended December 31, 2015 (as adjusted from its prior preparation in accordance with U.S. GAAP).

Pursuant to the transitional relief granted by the SEC in respect of the first-time adoption of IFRS, we have only provided financial information for the three fiscal years ended December 31, 2017 in this annual report as presented under IFRS. The selected financial information as of January 1, 2015 and as of and for the years ended December 31, 2015, 2016 and 2017 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included in this annual report.

	Year ended
	December 31,
	2015	2016	2017
	U.S. dollars in thousands (except per share data)
Revenues	973,194	1,108,621	1,355,139
Cost of revenues	741,270	849,840	1,058,316

Gross profit	231,924	258,781	296,823
Research and development costs, net	15,123	22,328	39,853
Selling, marketing, general and administrative expenses	140,935	147,953	184,116

Operating income	75,866	88,500	73,854
Financial expenses	(14,955)	(17,594)	(29,916)
Financial income	5,422	6,008	8,749
Group’s share of earnings of companies accounted for at equity, net	5	349	1,124

Income before taxes on income	66,338	77,263	52,811
Taxes on income	15,984	21,163	13,371
Net income	50,354	56,100	39,440
Redeemable non-controlling interests	864	2,125	3,671
Net income attributable to non-controlling interests	29,661	31,530	25,417

Net income attributable to equity holders of the Company	19,829	22,445	10,352

Earnings per share (basic)	1.41	1.58	0.72
Earnings per share (diluted)	1.35	1.49	0.68

Number of shares used in computing earnings per share (basic)	14,071,210	14,213,719	14,436,763
Number of shares used in computing earnings per share (diluted)	14,665,365	15,525,261	14,731,603

Statements of Financial Position:

	January 1	December 31,
	2015	2015	2016	2017
	(U.S. Dollars in thousands)
Total current assets	$486,643	588,984	633,659	694,801

Total long-term investments	62,922	58,728	70,925	57,774

PROPERTY, PLANTS AND EQUIPMENT, NET	22,111	22,003	26,130	29,807

NET INTANGIBLE ASSETS AND GOODWILL	534,219	545,677	623,808	781,255

TOTAL ASSETS	1,105,895	1,215,392	1,354,522	1,563,637

Total current liabilities	256,340	290,793	359,038	432,947

Total long-term liabilities	157,255	219,320	271,642	357,768

Total equity	692,300	705,279	723,842	772,922

TOTAL LIABILITIES AND EQUITY	1,105,895	1,215,392	1,354,522	1,563,637

Dividends

In September 2017, Formula declared a cash dividend to its shareholders, which was paid in November 2017, of $0.34 per share. The aggregate amount distributed by Formula was approximately $5.0 million.

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

We compete in markets that are characterized by rapid technological changes. Other companies are also seeking to offer software solutions and other products and services in our markets, including enterprise mobility solutions, digital transformation solutions, big data and data analytics solutions, Internet of Things (IOT) solutions, cyber solutions, business intelligence (BI) solutions, AI and machine learning solutions, internet-related solutions, such as cloud computing and complementary services and business solutions for the insurance and financial services industry. These companies may develop technological or business model innovations or offer services in the markets that we seek to address that are, or are perceived to be, equivalent or superior to our products and services. Furthermore, many of our smaller competitors have been acquired and may be acquired in the future by larger competitors, which provides such smaller competitors with greater resources and potentially a larger client base for which they can develop solutions. Our customers or potential customers may prefer suppliers that are larger than us, are better known in the market or that have a greater global reach.

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

The introduction of new technologies, devices and business models could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services. Our future success will depend upon our ability to address the increasingly sophisticated needs of our customers by:

●	Supporting existing and emerging hardware, software, databases and networking platforms; and
●	Developing and introducing new and enhanced software development technology and applications that keep pace with such technological developments, emerging new product markets and changing customer requirements.

The market for software solutions and related services and for business solutions is highly competitive. Many of our smaller competitors have been acquired by larger competitors, which provides such smaller competitors with greater resources and potentially a larger client base for which they can develop solutions. Our customers or potential customers may prefer suppliers that are larger than us, are better known in the market, or that have a greater global reach. In addition, we and some of our competitors have developed business models to allow customers to outsource their core systems to external providers (known as BPO). We are seeking to partner with BPO providers, but there can be no assurance that such BPO providers will adopt our solutions rather than those of our competitors. Determinations by current and potential customers to use BPO providers that do not use our solutions may result in the loss of such customers and limit our ability to gain new customers.

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

In the United States, the Trump Administration has called for substantial change to fiscal, tax and trade policies that may adversely affect our business. We cannot predict the impact, if any, of these changes to our business. However, it is possible that these changes could adversely affect our business.

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

Because certain of our solutions are complex and require rigorous testing, development cycles can be lengthy, taking us up to two years to develop and introduce new, enhanced or modified solutions. Moreover, development projects can be technically challenging and expensive. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. Furthermore, we may invest substantial resources in the development of solutions that do not achieve market acceptance or commercial success. We may also not have sufficient funds or other resources to make the required investments in product development. Even where we succeed in our sales efforts and obtain new orders from customers, the complexity involved in delivering certain of our solutions to such customers makes it more difficult for us to consummate delivery in a timely manner and to recognize revenue and maximize profitability. Failure to deliver our solutions in a timely manner could result in order cancellations, damage our reputation and require us to indemnify our customers. Any of these risks relating to our lengthy and expensive development cycle could have a material adverse effect on our business, financial conditions and results of operations.

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

Investment in highly skilled research and development, customer support and IT professional personnel is critical to our ability to develop and enhance our software solutions, support our customers and execute challenging design, implementation, and deployment projects, but an increase in such investment may reduce our profitability.

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

Furthermore, if we seek to expand the marketing and offering of our products and services into new territories, it would require the retention of new, additional highly skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to generate in those territories, or may not be available at all.

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

We face competition, both in Israel and internationally, from a variety of companies, including companies with significantly greater resources than ours who are likely to enjoy substantial competitive advantages, including:

●	longer operating histories;
●	closer proximity to future markets;
●	greater financial, technical, marketing and other resources;
●	cheaper costs, including labor cost;
●	political leverage;

●	greater name recognition;
●	well-established relationships with our current and potential clients; and
●	a broader range of products and services.

Both Matrix’s and Magic Software’s principal domestic competitors in the Israeli market are Israeli IT services companies and systems integrators, the largest of which are IBM Israel, HP Israel, Hilan Ltd., Malam-Team, One-1, Taldor Computer Systems, Tefen, Aman, the Elad Group, Yael, SQLink, Emet, LogOn, HMS and OfficeSoft. Matrix’s competitors in the United States market include many companies who provide similar services to those offered by Matrix, as well as providers of offshore services. In some cases, Matrix competes with IBM, Accenture and the Big-4 accounting firms. Matrix’s international competitors in the Israeli market include Microsoft, IBM, HP, Oracle and CA. These international competitors often use local subcontractors to provide personnel for contracts performed in Israel. Most of these international entities are also business partners of Matrix. Competitors with respect to infrastructure solutions include HP, Lenovo and Dell. With respect to cloud services, competitors include All Cloud, DoIT, Google, Microsoft and Amazon Web Services. Matrix’s competitors with respect to training are the training centers of the Technion, IITC, HackerU, Ness Technologies and Sela.

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

Sapiens’ competitors in the insurance software solutions market differ based on the size, geography and lines of business in which it operates. Some of its competitors offer a full suite of services, while others only offer one module; some operate in specific (domestic) geographies, while others operate on a global basis. In addition, delivery models vary, with some competitors keeping delivery in-house, or using IT outsourcing (ITO) or business process outsourcing (BPO).

Examples of Sapiens’ primary competitors are:

●	Global software providers with their own IP;
●	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry;
●	BPO providers who offer end-to-end outsourcing of insurance carriers business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase Sapiens’ solutions for this purpose);
●	Internal IT departments, who often prefer to develop solutions in-house; and
●	New insurtech companies with niche solutions.

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

We perform work for a wide range of Israeli governmental agencies and related subcontractors. Any reduction in total Israeli government spending for political or economic reasons may reduce our revenues and profitability. In addition, the government of Israel has occasionally experienced significant delays in the approval of its annual budget in recent years. Such delays in the future could negatively affect our cash flows by delaying the receipt of payments from the government of Israel for services performed.

TSG, our jointly-controlled affiliate, together with Israel Aerospace Industries Ltd. or IAI, derives most of its revenues directly or indirectly from government agencies, mainly the Israeli Ministry of Defense (IMOD) and authorities of various countries, pursuant to contracts awarded to it under defense and homeland security-related programs. The funding of these programs could be reduced or eliminated due to numerous factors, including geo-political events and macro-economic conditions that are beyond our control. Reduction or elimination of government spending under those contracts would cause a negative effect on TSG’s revenues, results of operations, cash flow and financial condition. Furthermore, the Israeli government may reduce its expenditures for defense items or change its defense priorities in the coming years. In addition, the Israeli defense budget may be adversely affected if there is a reduction in U.S. foreign military assistance.

We recently began preparing our consolidated financial statements in accordance with IFRS as issued by the IASB and, as a result, some of our financial data are not easily comparable from period to period.

On January 1, 2016, we began preparing our consolidated financial statements in accordance with IFRS as issued by the IASB. Prior to the year ended December 31, 2016, we prepared our consolidated financial statements only in accordance with U.S. GAAP. Therefore, our financial data as of and for the years ended December 31, 2013, 2014 and 2015, which was presented in prior year’s annual report on Form 20-F, was derived from our annual audited consolidated financial statements which were prepared in accordance with U.S. GAAP. Because IFRS differs in certain significant respects from U.S. GAAP, in particular with respect to the results of our subsidiaries, all of which are consolidated with our results under IFRS, the U.S. GAAP financial information presented in prior years is not directly comparable to our IFRS financial information in this annual report. The lack of comparability of our financial data may make it difficult to gain a full and accurate understanding of our operations and financial condition in periods prior to 2015.

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

Our international sales, as well as our international procurement of skilled human resources, technology and components, related to our command and control, cyber and intelligence software solutions, depends largely on export license approvals from the governments of Israel, the U.S. and other countries. If we fail to obtain material approvals in the future, or if material approvals previously obtained are revoked or expire and are not renewed, our ability to sell our products and services to overseas customers and our ability to obtain goods and services essential to TSG’s business could be interrupted, resulting in a material adverse effect on TSG’s business, revenues, assets, liabilities and results of operations.

If existing customers are not satisfied with our solutions and services and either do not make subsequent purchases from us or do not continue using our solutions and services, or if our relationships with our largest customers are impaired, our revenue could be negatively affected.

Certain of our subsidiaries depend heavily on repeat product and service revenues from their base of existing customers. For example, five of Sapiens’ customers accounted for, in the aggregate, 34% and 22% of its revenues in the years ended December 31, 2016 and 2017, respectively. Five of Magic’s customers accounted for, in the aggregate, 18% and 27% of its revenues in the years ended December 31, 2016 and 2017, respectively. One of these five customers’ accounted for 98% of the revenues of a subsidiary of Magic and another customer accounted for 84% of the revenues of another Magic subsidiary.

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

This is particularly the case on fixed-price contracts. Some of our solutions and services are sold as fixed-price projects with delivery requirements spanning more than one year. As certain of our projects can be highly complex, we may not be able to accurately estimate our actual costs of completing a fixed-price project. If our actual cost-to-completion of these projects exceeds significantly the estimated costs, we could experience a loss on the related contracts, which would have a material adverse effect on our results of operations, financial position and cash flow. In addition, we are often dependent on the assistance of third parties (such as our customers’ vendors or IT employees, or our system integrator partners) in implementing such projects, which may not be provided in a timely manner. If our actual cost-to-completion of such a project significantly exceeds the estimated costs, we could experience a loss on the related contract, which (when multiplied by multiple projects) could have a material adverse effect on our results of operations, financial position and cash flow.

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

Our software services customers typically retain us on a non-exclusive basis. Many of our customer contracts, including those that are on a fixed price and timeframe basis, can be terminated by the customer with or without cause upon 90 days’ notice or less, and generally without termination-related penalties. Additionally, our contracts with customers are typically limited to discrete projects without any commitment to a specific volume of business or future work and may involve multiple stages. In addition, the increased breadth of our service offerings may result in larger and more complex projects for our customers that require us to devote resources to more thoroughly understand their operations. Despite these efforts, our customers may choose not to retain us for additional stages or may cancel or delay planned or existing engagements due to any number of factors, including:

●	financial difficulties;
●	a change in strategic priorities;
●	demand for price reductions; and
●	a decision to utilize in-house IT capacity or work with our competitors.

These potential terminations, cancellations or delays in planned or existing engagements could make it difficult for us to use our personnel efficiently and may negatively impact our revenues and profitability.

As an example, in 2017 Sapiens was involved in a dispute with a significant customer under a software development project agreement, which agreement provided for the customizing, enhancement and implementation of a new product. The customer alleged that Sapiens had materially breached its agreement with the customer. After carefully examining the customer’s allegations, Sapiens informed the customer that it had not materially breached any of its obligations under the agreement and that the customer had itself materially breached the agreement. Work on the project was canceled due to the dispute. While Sapiens eventually entered into a settlement agreement with the customer which resulted in the termination of the software development project agreement, that caused a reduction in Sapiens’ and our revenues and operating profit relative to their and our prior estimates for 2017. Similar such disputes with other significant customers in the future, whether due to failure on our part to meet upfront estimates or customer expectations, or even absent such failures on our part, could harm our reputation, thereby adversely affecting our ability to attract new customers and to sell additional solutions and services to existing customers.

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

In particular, our European activities will be subject to the new European Union General Data Protection Regulation, or GDPR, which will create additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR will become enforceable on May 25, 2018 and non-compliance may expose entities such as our company to significant fines or other regulatory claims. While we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with these new standards, to the extent that we fail to adequately comply, that failure could have an adverse effect on our business, financial conditions, results of operations and cash flows.

If we fail to locate, successfully compete for and consummate suitable acquisitions and investments, we may be unable to grow or maintain our market share.

We and our subsidiaries consider it a significant part of our business strategy to pursue acquisitions and other initiatives in order to expand our product or services offerings or otherwise enhance our market position and strategic strengths. Consequently, we intend to pursue acquisitions of, and investments in, other businesses, particularly businesses offering products, technologies and services that are complementary to ours and are suitable for integration into our business. We cannot assure you that we will be able to locate suitable potential acquisition or investment opportunities in Israel or internationally, or if we do identify suitable candidates, that at the conclusion of related discussions and negotiations, we will be able to consummate the acquisitions or investments on terms which are favorable to us. If and when acquisition or investment opportunities arise, we expect to compete for these opportunities with other established and well-capitalized entities and we cannot guarantee that we will succeed in such competition on terms which remain favorable to us. If we fail to consummate further acquisitions or investments in the future, our ability to grow or to even maintain our market share may be harmed.

Any future acquisitions of, or investments in, companies or technologies, especially those located outside of Israel, may distract our management, disrupt our business and may be difficult to finance on favorable terms.

As described above, it is a significant part of our Group’s strategy to pursue acquisitions of, and investments in, companies offering products, technologies and services in order to expand our product offerings or services or otherwise enhance our market position and strategic strengths. In the past three years we made a number of acquisitions, including each of the acquisitions described below in “Item 4.A. History and development of the company-- Capital Expenditures and Divestitures”

Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to expand our business. Failure to manage and successfully integrate such acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products technologies and professional services to a failure to do so. Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. If we acquire other businesses, we may face difficulties, including:

●	Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired businesses or enterprises;
●	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;
●	Potential difficulties in completing projects associated with in-process research and development;
●	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
●	Insufficient revenue to offset increased expenses associated with acquisitions; and
●	The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

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

We may furthermore need to raise capital in connection with any such acquisition or investment, which we would likely seek via public or private equity or debt offerings. For example, we issued $58.3 million (net of issuance expenses) of secured debentures, or Series A Secured Debentures, and convertible debentures, or Series B Convertible Debentures as part of a public offering in Israel in September 2015, and an additional $44.1 million of Series A Secured Debentures via a private placement.in Israel in January 2018. In March 2014, Magic Software consummated a public offering in which it received net proceeds of $54.7 million. Furthermore, in September 2017, Sapiens issued NIS 280 million (approximately $78.2 million, net of $0.96 million of debt discount and issuance costs) principal amount of Series B unsecured, non-convertible debentures, in a public offering and private placement in Israel. Proceeds of such offering were utilized to repay the entire outstanding loan amount (including accrued interest) under a credit agreement that had been entered into in connection with Sapiens’ acquisition of StoneRiver. The issuance of equity securities pursuant to any such financing could be dilutive to our existing shareholders. The issuance of equity securities by any of our investees pursuant to any such financing could be dilutive to our existing interest in these investees. If we raise funds through debt offerings, we may be pressured in serving such debt. If we use cash or debt financing, our financial liquidity will be reduced, the holders of our debt may have claims on our assets ahead of holders of our ordinary shares and our business operations may be restricted by the terms of any debt. Our ability to raise capital in this manner also depends upon market and other conditions, many of which are beyond our control. Due to unfavorable conditions, we could be required to seek alternative financing methods, such as bank financings, which involve borrowing money on terms that are not favorable to us. Difficulties in raising equity capital or obtaining debt financing on favorable terms, or the unavailability of financing, including bank borrowings, may hinder our ability to implement our strategy for selective acquisitions and investments.

If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

We have experienced rapid growth during the last five years, through acquisitions and organic growth. The number of our employees (including our affiliated company TSG) increased over the last five years from approximately 8,297 as of December 31, 2012 to approximately 14,477 as of December 31, 2017, and may increase further as we aim to enhance our businesses. This increase may significantly strain our management and other operational and financial resources. In particular, continued headcount growth increases the integration challenges involved in:

●	recruiting, training and retaining skilled technical, marketing and management personnel;
●	maintaining high quality standards;
●	preserving our corporate culture, values and entrepreneurial environment;
●	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal controls; and
●	maintaining high levels of client satisfaction.

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

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet was $545.7 million, $623.8 million and $781.3 million as of December 31, 2015, 2016 and 2017, respectively, as a result of our acquisitions, and may increase further following future acquisitions. Impairment testing under IFRS may lead to further impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

During the years ended December 31, 2016 and 2017, no impairment was required for any of our cash generating units and no impairment losses were identified for these intangible assets and software products.

Our and our investees’ credit facility agreements with banks and other financial institutions, and our and our investees’ debentures, are subject to a number of restrictive covenants which, if breached, could result in acceleration of our obligation to repay our debt.

In the context of our and our subsidiaries’ and affiliate’s engagements with banks and other financial institutions for receiving various credit facilities and under the terms governing our Series A Secured Debentures and Series B Convertible Debentures and Sapiens’ non-convertible debentures, issued in a public offering and private placement in Israel in September 2017, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including limitations, on our ability to undergo a change of control, distribute dividends, incur debt or a floating charge on our assets, or undergo an asset sale or other change that results in a fundamental change in our operations. These credit facilities agreements and deed of trusts that we have entered into with the trustees for the holders of each of our debentures also require us to comply with certain financial covenants, including maintenance of certain financial ratios related to shareholders’ equity, total rate of debt and liabilities, minimum outstanding balance of total cash and short-term investments and operating results that are customary for companies of comparable size and the risk that we may not be able to maintain in the future the rating level assigned to the Notes. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us and, by extension, to our shareholders. The deeds of trust of each of our debentures furthermore provide for an upwards adjustment in the interest rate payable under the debentures in the event that our debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of any of our debentures (below BBB-) would constitute an event of default that could result in the acceleration of our obligation to repay the debentures, which accelerated repayment may be difficult for us to effect. In addition, we have secured a credit facility and our Series A Secured Debentures with certain of the shares of Formula’s publicly held subsidiaries Matrix, Sapiens and Magic Software. A breach of the restrictive covenants could result in the acceleration of our obligations to repay our or our subsidiaries’ debt.

Marketing our products and services in international markets may require increased expenses and greater exposure to risks that we may not be able to successfully address.

We intend to continue to focus our efforts on selling proprietary and nonproprietary software solutions and services in international markets and to devote significant resources to these efforts to expand our international operations as part of our growth strategy. If we are unable to continue achieving market acceptance for our solutions or continue to successfully penetrate international markets, our business will be harmed. In 2016 and 2017, we received approximately 40% and 38% of our consolidated revenues, respectively, from customers located outside of Israel (including but not limited to the United States, Europe, Japan, Asia-Pacific, India and South Africa). The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources which could adversely affect our business.

Our current international operation and our plans to further expand our international operations subjects us to many risks inherent to international business activities, including:

●	Limitations and disruptions resulting from the imposition of government controls;
●	Compliance with a wide variety of foreign regulatory standards;
●	Compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries;
●	Import and export license requirements, tariffs, taxes and other trade barriers;
●	Political, social and economic instability abroad, terrorist attacks and security concerns in general.;
●	Trade restrictions;
●	Changes in tariffs;
●	Increased exposure to fluctuations in foreign currency exchange rates;

●	Complexity in our tax planning, and increased exposure to changes in tax regulations in various jurisdictions in which we operate, which could adversely affect our operating results and limit our ability to conduct effective tax planning;
●	Increased financial accounting and reporting requirements and complexities;
●	Weaker protection of intellectual property rights in some countries;
●	Greater difficulty in safeguarding intellectual property;
●	Increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;
●	Longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable;
●	The need to localize our products and licensing programs for international customers;

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

In addition, since our customers rely on our solutions to operate, monitor and improve the performance of their business processes or to develop or integrate their business applications, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software. As a result, we may be subject to claims for damages related to software errors in the future. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Regardless of whether we prevail, diversion of key employees’ time and attention from our business, the incurrence of substantial expenses and potential damage to our reputation might result. While the terms of our sales contracts typically limit our exposure to potential liability claims and we carry errors and omissions insurance against such claims, there can be no assurance that such insurance will continue to be available on acceptable terms, if at all, or that such insurance will provide us with adequate protection against any such claims. A significant liability claim against us could have a material adverse effect on our business, results of operations and financial position. Accordingly, the adverse consequences of, and expenses related to, failures, errors and defects could have a material adverse effect on our business, operating results, and financial condition.

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

In addition, we generally provide our customers with upfront estimates regarding the duration, budget and costs associated with the implementation of our products. Implementation of some of our solutions is complex and meeting the anticipated duration, budget and costs often depends on factors relating to our customers or their other vendors. We may not meet the upfront estimates and expectations of our customers for the implementation of products as a result of our products’ capabilities or service engagements by us, our system integrator partners or our customers’ IT employees. Consequently, if we fail to meet upfront estimates and the expectations of our customers for the implementation of our products, our reputation could be harmed, which could adversely affect our ability to attract new customers and sell additional products and services to existing customers.

For example, in 2017, Sapiens received a letter from one of its significant customers, in which the customer alleged that Sapiens had materially breached a software development project agreement between them. After carefully examining the customer’s allegations Sapiens informed the customer that it had not materially breached any of its obligations under the agreement and that the customer itself had materially breached the agreement. Work on the project was canceled due to the dispute. While Sapiens eventually entered into a settlement agreement with the customer, that settlement resulted in the termination of the software development project agreement, which resulted in a reduction in Sapiens’ revenues relative to its estimates for 2017 and (i) a decrease in Sapiens’ revenues from this client compared to $26.5 million in 2016, and (ii) an increase of 4.1% in Sapiens cost of revenues as a percentage of its revenues.

As a result of the termination of the project with this significant customer, the acquisition of StoneRiver and the downsizing of Sapiens’ non-insurance and financial services activities in Japan in 2017, Sapiens, executed a cost reduction and reorganization program in 2017. The plan was intended to significantly reduce Sapiens’ cost base, restructure and realign its organization for better agility and productivity in utilization of its global workforce and improve its business performance, profitability and cash flow generation. Sapiens incurred $8.1 million of cost reduction and reorganization program expenses in 2017, primarily related to costs of employee terminations and reduction in leasing facilities globally.

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

For example, five customers of Sapiens (together with its subsidiaries) accounted for, in the aggregate, 34% and 22% of Sapiens’ consolidated revenues in 2016 and 2017, respectively (or 7% and 4%, of our consolidated revenues, in each of the respective years). In addition, Magic Software’s (together with its subsidiaries) five largest customers accounted for, in the aggregate, 18% and 27% of its revenues in 2016 and 2017, respectively (or 3% and 5%, of our consolidated revenues, in each of the respective years). One significant customer of TSG accounted for approximately 40% of its revenues in 2016 and 2017 (or 2% of our consolidated revenues, in each of the respective years). One significant customer of InSync accounted for approximately 21% and 28% of its revenues in 2016 and 2017 (or 1% and 1% of our consolidated revenues, in those respective years).

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

Mergers or consolidations among our customers could reduce the number of our customers and potential customers. This could adversely affect our revenues even if these events do not reduce the aggregate number of customers or the activities of the consolidated entities. If our customers merge with or are acquired by other entities that are not our customers, or that use fewer of our products and services, they may discontinue or reduce their use of our products and services. Any of these developments could materially and adversely affect our results of operations and cash flows. Furthermore, with respect to TSG in particular, as the number of companies in the defense industry has decreased in recent years, the market share of some prime contractors has increased. Some of these companies are vertically integrated with in-house capabilities similar to TSG’s in certain areas. Thus, at times TSG could be seeking business from certain of these prime contractors, while at other times it could be in competition with some of them. Failure to maintain good business relations with these major contractors could negatively impact TSG’s business, which focuses on the defense market.

If we are unable to retain effective control over our subsidiaries, we would cease to consolidate them and our operating results may fluctuate significantly.

Except for our joint control in TSG, we currently have effective control under IFRS 10 in each of our other investees, despite the lack of absolute majority of voting power in each of Magic Software, Matrix and Sapiens. As a result of our effective control in these investees as of December 31, 2017, we consolidated their financial results with ours throughout the period covered by the financial statements included in Item 18 of this annual report. Prior to our transition to reporting under IFRS, we would consolidate investees in which we held an equity interest only if we held a controlling interest in those companies. Under IFRS 10, we may consolidate entities in which we have effective control. For further information, please see Note 2(3) to our consolidated financial statements included in Item 18 of this annual report

Although it is our board of directors’ strategy to maintain effective control over our directly held investees, if we are unable to continue maintaining effective control over one or more of our public subsidiaries as a result of equity issuances to third parties that are unaffiliated with us or otherwise, we would cease to consolidate the operating results of those subsidiaries, based on relevant accounting guidelines. This, in turn, could result in significant fluctuations of our consolidated operating results.

Sapiens’ deed of trust related to its Series B Debentures contains certain affirmative covenants and restrictive provisions that, if breached, could result in an increase in the interest rate and, potentially, an acceleration of Sapiens’ obligation to repay those debentures, which it may be unable to effect.

In the deed of trust that our subsidiary Sapiens has entered into with the trustee for the holders of its Series B Debentures, or the debentures, which it offered and sold in an Israeli public offering and Israeli private placement in September 2017, Sapiens has undertaken to maintain a number of conditions and limitations on the manner in which it can operate its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on its assets, or undergo an asset sale or other change that results in a fundamental change in its operations. The deed of trust also requires Sapiens to comply with certain financial covenants, including maintenance of a minimum shareholders’ equity level and a maximum ratio of financial indebtedness to shareholders’ equity, at levels that are customary for companies of comparable size. These limitations and covenants may force Sapiens to pursue less than optimal business strategies or forego business arrangements that could otherwise be financially advantageous to Sapiens and, by extension, to us and our shareholders. The deed of trust furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that Sapiens’ debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of the debentures (below BBB-) would constitute an event of default that could result in the acceleration of Sapiens’ obligation to repay the debentures, of which there is NIS 280 million (approximately US $79.2 million) principal amount outstanding, which accelerated repayment may be difficult for Sapiens to effect.

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

Our success and ability to compete depend in large part upon our ability to protect our proprietary technology. In accordance with industry practice, since we generally do not’ maintain registered patents on our software solutions technologies, we rely on a combination of trade secret and copyright and intellectual property laws and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. We believe that due to the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as unpublished copyright works. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, while we attempt to protect trade secrets and other proprietary information through non-disclosure agreements with employees, consultants and distributors, not all of our employees have signed invention assignment agreements. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful. Our failure to protect our rights, or the improper use of our products by others without licensing them from us could have a material adverse effect on our results of operations and financial condition.

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

Some of our customers have the right to require the source code of our products to be deposited into a source code escrow. Under certain circumstances, our source code could be released to our customers. The conditions triggering the release of our source code vary by customer. A release of our source code would give our customers access to our trade secrets and other proprietary and confidential information, which could harm our business, results of operations and financial condition. A few of our customers have the right to use the source code of some of our products based on the license agreements signed with such clients (mostly with respect to older versions of our solutions). Although such use is limited to specific matters and cases, these clients are exposed to some of our trade secrets and other proprietary and confidential information, which could harm us.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage internally. Both data that has been inputted into our main IT platform, which covers records of transactions, financial data and other data reflected in our results of operations, as well as data related to our proprietary rights (such as research and development, and other intellectual property- related data), are subject to material cyber security risks. Our IT systems have been, and are expected to continue to be, the target of malware, ransomware and other cyber-attacks. To date, we are not aware that we have experienced any loss of, or disruption to, material information as a result of any such malware or cyber-attack.

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

We have invested in advanced detection, prevention and proactive systems and processes to reduce these risks. Based on independent audits, we believe that our level of protection is in keeping with the industry standards of peer technology companies. We also maintain a disaster recovery solution, as a means of assuring that a breach or cyber-attack does not necessarily cause the loss of our information. We furthermore review our protections and remedial measures periodically in order to ensure that they are adequate. To date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

Despite these protective systems and remedial measures, techniques used to obtain unauthorized access are constantly changing, are becoming increasingly more sophisticated and often are not recognized until after an exploitation of information has occurred. We may be unable to anticipate these techniques or implement sufficient preventative measures, and we therefore cannot assure you that our preventative measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. We furthermore cannot be certain that our remedial measures will fully mitigate the adverse financial consequences of any cyber attack or incident.

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

The high and low closing market price of our ordinary shares traded on the Tel Aviv Stock Exchange, or the TASE, under the symbol “FORTY,” and the high and low closing market price of our ADSs traded on the NASDAQ Global Select Market under the symbol “FORTY,” during each of the last five years, are summarized in the table below:

	NASDAQ		Tel Aviv Stock Exchange*
	In USD$		In NIS		In USD$
Year	High	Low	High	Low	High	Low
2017	44.20	35.52	162.10	128.00	42.07	35.49
2016	42.17	23.55	162.70	93.79	42.18	23.61
2015	35.00	20.52	135.20	82.36	35.31	20.98
2014	33.79	21.02	114.10	83.70	32.83	21.52
2013	26.64	16.22	94.99	57.89	26.96	15.51

* The U.S. dollar price of our ordinary shares on the Tel Aviv Stock Exchange was determined by dividing the closing price of an ordinary share in NIS on the relevant date by the representative exchange rate of the NIS against the U.S. dollar as reported by the Bank of Israel on the same date.

The market price of our ordinary shares and ADSs may fluctuate substantially due to a variety of factors, including:

●	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;
●	industry trends and changes;
●	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;
●	public announcements concerning us or our competitors;
●	results of integrating investments and acquisitions;
●	the introduction or market acceptance of new service offerings by us or our competitors;
●	changes in product pricing policies by us or our competitors;
●	public announcements concerning distribution of dividends and payment of dividends;
●	the public’s response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission and the Israeli Securities Authority;
●	changes in accounting principles;
●	sales of our shares by existing shareholders;
●	the loss of any of our key personnel;
●	other events or factors in any of the markets in which we operate, including those resulting from war, incidents of terrorism, natural disasters or responses to such events; and
●	general trends of the stock markets.

In addition, global and local economic, political, market and industry conditions and military conflicts and in particular, those specifically related to the State of Israel, may affect the market price of our ordinary shares and ADSs.

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

Our quarterly and annual revenues, gross profit, net income and results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations:

●	general global economic conditions;
●	acquisitions and dispositions;

●	the size, time and recognition of revenue from significant contracts;
●	timing of product releases or enhancements;
●	timing of contracts;
●	timing of completion of specified milestones and delays in implementation;
●	changes in the proportion of service and license revenues;
●	price and product competition;
●	market acceptance of our new products, applications and services;
●	increases in selling and marketing expenses, as well as other operating expenses;
●	currency fluctuations; and
●	consolidation of our customers.

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

Formula’s ordinary shares are traded on the TASE and our ADSs are traded on the NASDAQ Global Select Market. Trading in our ordinary shares and ADSs on these markets takes place in different currencies (dollars on the NASDAQ Global Select Market and NIS on the TASE), and at different times (resulting from different time zones, different weekly trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares and ADSs on these two markets may differ due to these and other factors (see the risk factor titled “The market price of our ordinary shares and American Depositary Shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all” above for an example thereof). On the other hand, any decrease in the trading price of our ordinary shares or ADSs, as applicable, on one of these markets could likely affect— and cause a decrease in— the trading price on the other market.

Our largest shareholder, Asseco Poland S.A., can significantly influence the outcome of matters that require shareholder approval.

On August 3, 2017 Asseco Poland S.A., or Asseco, then holding 6,823,602 of our ordinary shares, representing 46.3% of our outstanding share capital, sold 2,356,605 of our ordinary shares, representing 16% of our outstanding share capital, to eleven (11) Israeli financial institutions, in privately negotiated sales transactions, for NIS124.14 per share (or $34.59 per share, based on the representative exchange rate of NIS 3.589 = US $1.00 reported by the Bank of Israel as of August 3, 2017). On August 22, 2017, Asseco sold an additional 589,151 of our ordinary shares, representing 4% of our outstanding share capital to Mr. Bernstein, our Chief Executive Officer for the same price per share. As a result of those transactions, Asseco currently owns approximately 26.3% of our outstanding share capital.

On October 4, 2017, Asseco entered into a shareholders’ agreement with our Chief Executive Officer, under which agreement Asseco has been granted an irrecoverable proxy to vote 1,971,973 of our ordinary shares owned by our Chief Executive Officer, thereby effectively giving Asseco voting power over an aggregate of 39.7% of our outstanding ordinary shares. (which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares). Therefore, Asseco can significantly influence the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This voting power may have the effect of delaying or preventing a change in control which may otherwise be favorable to our minority shareholders. In addition, potential conflicts of interest may arise in the event that we or any of our investees enters into any agreements or transactions with affiliates of Asseco. Although Israeli law imposes certain procedures (including the requirement to obtain shareholder approval, which in certain cases includes a “majority of the minority”) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

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

Risks Related to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

We are incorporated under the laws of, and our headquarters and principal research and development facilities are located in, the State of Israel, and approximately 60% and 62% of our consolidated revenues in 2016 and 2017, respectively, were generated from the Israeli market. As a result, we are directly influenced by the political, economic and military conditions affecting Israel. In addition, several countries still restrict business with Israel and with companies doing business in Israel. These political, economic and military conditions in Israel, and business restrictions, could have a material adverse effect on our business, financial condition, results of operations and future growth.

Conflicts in North Africa and the Middle East, including in Egypt and Syria, which border Israel, have resulted in continued political uncertainty and violence in the region. Efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. In addition, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program. Such instability may affect the economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect our business, financial condition and results of operations in the future.

Many of our employees (including executive officers) in Israel are obligated to perform military reserve duty, currently consisting of approximately 30 days of service annually (or more for reserves officers or non-officers with certain expertise). Additionally, they are subject to being called to active duty at any time upon the outbreak of hostilities. While we have operated effectively under these requirements, no assessment can be made as to the full impact of such requirements on our business or work force and no prediction can be made as to the effect on us of any expansion of such obligations.

Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price.

As a multinational Group, we are subject to income taxes, withholding taxes and indirect taxes in numerous jurisdictions worldwide. Significant judgment and management attention and resources are required in evaluating our tax positions and our worldwide provision for taxes. In the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. In addition, our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting, and other laws, regulations, principles and interpretations. This may include recognizing tax losses or lower than anticipated earnings in jurisdictions where we have lower statutory rates and higher than anticipated earnings in jurisdictions where we have higher statutory rates, changes in foreign currency exchange rates, or changes in the valuation of our deferred tax assets and liabilities.

We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. If we experience unfavorable results from one or more such tax audits, there could be an adverse effect on our tax rate and therefore on our net income. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our operating results or cash flows in the period or periods for which a determination is made. Additionally, we and our subsidiaries are subject to transfer pricing rules and regulations, including those relating to the flow of funds between each of us and our respective affiliates, which are designed to ensure that appropriate levels of income are reported in each jurisdiction in which we operate.

The U.S. Tax Cuts and Jobs Act of 2017, or the 2017 Tax Act, enacted in December 2017, introduced significant changes to the U.S. Internal Revenue Code.

At December 31, 2017, we have not completed our accounting for the tax effects of the enactment of the 2017 Tax Act; however, we have made reasonable estimates of the effects on the existing deferred tax balances for which provisional amounts have been recorded.

The 2017 Tax Act requires complex computations to be performed that were not previously required under U.S. tax law, significant judgments to be made in interpretation of the provisions of the 2017 Tax Act and significant estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced. The U.S. Treasury Department, the IRS, and other standard-setting bodies could interpret or issue guidance on how provisions of the 2017 Tax Act will be applied or otherwise administered that is different from our interpretation. As we complete our analysis of the 2017 Tax Act, collect and prepare necessary data, and interpret any additional guidance, we may make adjustments to provisional amounts that we have recorded that may impact our provision for income taxes in the period in which the adjustments are made.

The base erosion and profit shifting, or BEPS, project undertaken by the Organization for Economic Cooperation and Development, or OECD, may have adverse consequences to our tax liabilities. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, when adopted by individual countries, could adversely affect our provision for income taxes. Countries have only recently begun to translate the BEPS recommendations into specific national tax laws, and it remains difficult to predict the magnitude of the effect of such new rules on our financial results.

The tax benefits that will be available to certain of our Israeli subsidiaries and our Israeli affiliate will require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Some of our Israeli subsidiaries have been granted “Approved Enterprise”, or AE, status under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, which provide certain benefits, including tax exemptions and reduced tax rates. We were also eligible for certain tax benefits provided to Benefited Enterprises, or BEs, under the Investment Law. Income not eligible for AE benefits is taxed at the regular corporate tax rate (24% for 2017 and 23% for 2018 and thereafter).

In recent years, certain of our subsidiaries that have been granted such benefit tax status have notified the Israel Tax Authority that they apply the new tax Preferred Enterprise, or PFE, regime under the Investment Law instead of our AE and BE. Accordingly, these subsidiaries are eligible for certain tax benefits provided to PFEs under the Investment Law. Beginning in 2017, part of our taxable income in Israel is eligible for benefits under Amendment 73 to the Investment Law (as described in Item 5 below). If we do not meet the conditions stipulated in the Investment Law and the regulations promulgated thereunder, as amended, for the Preferred Tax Enterprise, or PTE, any of the associated tax benefits may be cancelled and we would be required to repay the amount of such benefits, in whole or in part, including interest and CPI linkage (or other monetary penalties). Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates, which would harm our financial condition and results of operation. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs

In the event of distribution of dividends from said tax-exempt income, the amount distributed will be subject to corporate tax at the rate that would have otherwise been applicable on the AE/BE’s income.

Fluctuations in foreign currency values may affect our business and results of operations.

Due to our extensive operations and sales in Israel, most of our revenues and expenses from our IT services are denominated in NIS. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars in accordance with IFRS. Therefore, we are exposed to the risk that a devaluation of the NIS relative to the dollar will reduce our revenue growth rate in dollar terms. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently denominated in other currencies, particularly the Euro, Japanese Yen, British Pound, India Rupee, or INR, and Polish Zloty, or PLN, while a substantial portion of our expenses relating to the proprietary software products and related services, principally salaries and related personnel expenses, is denominated in NIS. As a result, the depreciation of the Euro, Japanese Yen, British Pound, INR and PLN relative to the U.S. dollar reduces our dollar recorded revenues from sales of our proprietary software products and related services that are denominated in those currencies and thereby harms our results of operations. In addition, the appreciation of the NIS relative to the dollar increases the dollar recorded value of expenses that we incur in NIS in respect of such proprietary software products sales, and, therefore, could adversely affect our results of operations and harm our competitive position in the markets. The appreciation of the NIS in relation to the dollar (based on the change in the exchange rate reported by the Bank of Israel from the start to the conclusion of each year) amounted to 1.5% and 9.8% for the years ended December 31, 2016 and 2017, respectively. Inflation in Israel further increases the dollar cost of our NIS-based operating expenses and adversely impact the profits that we realize from our proprietary software products sales. There was no such inflation in either of the years ended December 31, 2016 or 2017, respectively, as the NIS was subject to deflation of 0.2% during 2016 and to inflation of 0.4% during 2017.

In certain locations, we have engaged and may continue in the future to engage in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our financial position and results of operations. However, there can be no assurance that any such hedging transactions will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, our financial position and results of operations could be adversely affected. For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects—Overview—Our Functional and Reporting Currency.”

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

We are organized under the laws of the State of Israel. All of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside of the United States. Therefore, it may be difficult to:

●	effect service of process within the United States on us or any of our executive officers or directors;
●	enforce court judgments obtained in the United States including those predicated upon the civil liability provisions of the United States federal securities laws, against us or against any of our executive officers or directors, in the United States or Israel; and
●	bring an original action in an Israeli court against us or against any of our executive officers or directors to enforce liabilities based upon the United States federal securities laws.

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

The Israeli Companies Law, 5759-1999, or the Companies Law, regulates mergers and requires that tender offers for acquisitions of shares above specified thresholds be approved via special shareholder approvals. The Companies Law furthermore requires shareholder approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or complicating a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. Asseco’s control of a significant percentage of our outstanding ordinary shares may also discourage potential acquirers from paying a premium to our shareholders pursuant to a change of control transaction. Please see the risk factor above titled “Our largest shareholder, Asseco Poland S.A., can significantly influence the outcome of matters that require shareholder approval.”

Curacao law makes it more difficult for Sapiens to consummate a change of control transaction.

Sapiens’ status as a Curacao company makes it more challenging (compared to Israel, various US states and other jurisdictions) to consummate the sale of Sapiens from which its shareholders could benefit economically via the payment of a premium on their shares relative to the then-current market price. Curacao law does not permit a reverse triangular merger, a commonly-utilized transaction structure for the acquisition of publicly traded companies such as Sapiens, where shareholders receive cash. Curacao law allows for the acquisition of a publicly traded company such as Sapiens for cash through a tender offer, provided that the offeror acquires at least 95% of the company’s issued and outstanding share capital (which 95% threshold may be reduced under certain circumstances to 90% or 80% in case of a pre-wired asset sale), following which the offeror can purchase the remaining shares subject to court approval and possibly the exercise of certain dissenters’ rights. Since Curacao law does not permit a cash merger and due to the challenges in obtaining such level of acceptance of the tender offer, a potential buyer might need to use different structures to acquire Sapiens, e.g. migrating the company to another jurisdiction that allows for a cash merger as a means to acquire publicly traded companies; however, such process may be very time-consuming and could therefore prevent such a transaction from occurring. An additional option under Curacao law is a sale of assets, which is likely to be generally less efficient to Sapiens’ shareholders from a tax perspective. Each of the foregoing limitations or disadvantages of effecting an acquisition of Sapiens or its assets in which shareholders realize a premium could furthermore adversely impact the market price of Sapiens shares and therefore our shares in an ongoing manner. Sapiens’ shareholders have approved the migration of Sapiens from Curacao to the Cayman Islands, which migration is still pending certain tax approvals. Please see Sapiens’ proxy statement for its 2017 annual meeting of shareholders, appended as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K furnished to the SEC on October 26, 2017.

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

Sapiens’ corporate affairs are currently governed by its articles of association, the Civil Code of Curaçao and the civil law of Curaçao. The rights of shareholders to take legal action against Sapiens’ directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Curaçao law are to a large extent governed by the Civil Code of Curaçao, the civil law of Curaçao and applicable case law. The rights of shareholders and the fiduciary responsibilities of Sapiens’ directors under Curaçao law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S. and in Israel In particular, Curaçao has a less developed body of securities laws as compared to the U.S., and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. In addition, Curaçao law does not generally distinguish between public and private companies, and some of the protections and safeguards (such as statutory pre-emption rights, except to the extent that they are expressly provided for in the Articles) that investors may expect to find in relation to a public company are not provided for under Curaçao law. As a result of all of the above, holders of Sapiens common shares, such as Formula, may have more difficulty in protecting their interests in the face of actions taken by Sapiens’ management, directors or major shareholders than they would as shareholders of a U.S. or Israeli company.

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

Our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or as a “controlled foreign corporation”.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2017. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2018, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—U.S. Federal Income Tax Considerations” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation”, or a CFC, under Section 957(a) of the Code. A non-U.S. corporation is considered a CFC if more than fifty percent of the voting power or the total value of the shares is owned, or is considered to be owned, by U.S. shareholders who each own shares representing ten percent or more of the voting or total value of the shares of such non-U.S. corporation, who refer to as 10% U.S. Shareholders.

Generally, 10% U.S. Shareholders of a CFC are currently required to include in their gross income their pro-rata share of the CFC’s “Subpart F income”, a portion of the CFC’s earnings, to the extent the CFC holds certain U.S. property, and certain other new items under H.R. 1, originally known as the 2017 Tax Cuts and Jobs Act, or the TCJA. Such 10% U.S. Shareholders are subject to current U.S. federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC.

Certain changes to the CFC constructive ownership rules introduced by the TCJA may cause one or more of our non-U.S. subsidiaries to be treated as CFCs and may also impact our CFC status. This may result in negative U.S. federal income tax consequences for 10% U.S. Shareholders of our ordinary shares.

The CFC rules are complex and therefore no assurances can be given that we are not or will not become a CFC. Certain changes to the CFC constructive ownership rules introduced by recent U.S. tax legislation could, under certain circumstances, cause us to be classified as a CFC. Current or prospective 10% U.S. Shareholders should consult their tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our ordinary shares and the impact of the TCJA, especially the changes to the rules relating to CFCs.

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

In November 2010, Emblaze Ltd., our former controlling shareholder, sold its controlling stake in us to Asseco Poland SA, or Asseco, a Polish IT company listed on the Warsaw Stock Exchange. Asseco currently has voting power over an aggregate of 39.7% of our outstanding ordinary shares. (which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares). Please see “Item 7. Major Shareholders and Related Party Transactions— A. Major Shareholders— Recent Significant Changes in Holdings of Major Shareholders” for more details concerning Asseco’s holdings in our company.

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

Capital Expenditures and Divestitures

Our principal investment and divestiture activities since the start of our 2015 fiscal year are described below. For additional information concerning our related financing activities since the start of our 2015 fiscal year, see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Sources of Financing.”

Changes in our percentage ownership of Sapiens. As of January 1, 2015, our percentage interest in Sapiens was 50.2%. During the last three years, mainly due to exercises of options by employees of Sapiens, our’ direct interest in Sapiens’ outstanding common shares was diluted to 49.1% as of December 31, 2015, 48.9% as of December 31, 2016 and 48.1% as of December 31, 2017. ‘Our interest in Sapiens’ common shares is currently 48.1%. Pursuant to our acquisitions of Sapiens common shares, we invested an aggregate of $0.4 million in 2015 (there were no such purchases in 2016 or 2017). The sources of such funds have been our working capital and loans from financial institutions.

Changes in our percentage ownership of Magic Software. As of January 1, 2015, we held 45.1% of Magic Software’s outstanding share capital. We purchased additional shares in 2015 and 2016, which resulted in our current percentage interest increasing to 47.1%. Pursuant to our acquisitions of Magic Software’s ordinary shares, we have invested an aggregate of $3.7 million and $2.7 million in 2015 and 2016, respectively. The sources of such funds have been our working capital and loans from financial institutions.

Changes in our percentage ownership of Matrix. As of January 1, 2015, our percentage interest in Matrix was 50.2%. During the last three years, mainly due to exercises of options by employees of Matrix, ‘our direct interest in Matrix’s outstanding share capital was diluted to 50.0% as of December 31, 2015 and 2016, and to 49.5% as of December 31, 2017. ‘Our interest in Matrix’s outstanding share capital is currently 49.2%. Pursuant to our acquisitions of Matrix shares, we invested an aggregate of $0.2 million in 2016 (there were no such purchases in 2015 or 2017). The sources of such funds have been our working capital and loans from financial institutions.

Acquisitions by Formula:

Acquisition of Michpal. In January 2017, Formula directly acquired all of the share capital of Michpal, an Israeli-based company that develops, sells and supports a proprietary on-premise payroll software solution for processing traditional payroll stubs to Israeli enterprise and payroll service providers. Formula paid a purchase price of $22.1 million. For further information, please see Note 4 (i)(b) to our consolidated financial statements included in Item 18 of this annual report.

 Acquisition of TSG. In May 2016, Formula and IAI each acquired 50% of TSG, a subsidiary, and the military arm, of Ness Technologies, which is engaged in the fields of command and control systems, intelligence, homeland security and cyber-security. Each of Formula and IAI paid a purchase price of $25.8 million. For further information, please see Note 4(i)(a) to our consolidated financial statements included in Item 18 of this annual report.

Acquisitions by Sapiens:

Acquisition of StoneRiver. In the first quarter of 2017, Sapiens acquired StoneRiver, a US-based provider of a wide range of technology solutions and services to insurance carriers, agents, and broker-dealers, whose product groups encompass P&C solutions, Life solutions, workers compensation, and reinsurance solutions for all major business lines. The acquisition will enable Sapiens to expand the range of solutions and services that it offers to the North American insurance industry and to further accelerate its growing market footprint in the U.S. P&C space. Sapiens paid approximately $100 million in cash, subject to certain adjustments based on working capital, transaction expenses, unpaid debt and certain litigation matters. For further information, please see Note 4(ii)(e) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Adaptik. In the first quarter of 2018, Sapiens acquired Adaptik, a New Jersey company engaged in the development of software solutions for P&C insurers, including policy administration, rating, billing, customer management, task management and product design. The total purchase price was approximately $19.5 million in cash, subject to adjustment and about $3.5 million is subject to earn out-based specific criteria. For further information, please see Note 25(ii) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of KnowledgePrice.com. On December 27, 2017, Sapiens acquired KnowledgePrice.com, a Latvian company that specializes in digital insurance services and consulting. This acquired entity will join Sapiens’ Digital Division, which focuses on digital and business intelligence services and solutions, including portal and digital distribution offerings to customers worldwide. Sapiens’ acquisition of KnowledgePrice involved the addition of 50 digital insurance technology experts, including innovative portal services. KnowledgePrice has extensive expertise and long-term experience with open technologies, agile methodologies and best practices surrounding digital insurance and the deployment of portals. The total purchase price was approximately €5,840,500, out of which €3,100,000 was paid at closing and €254,000 in January 2018, with the remainder subject to (i) earn-outs based on the revenues and profitability targets of KnowledgePrice.com over three years (2018-2020) following the closing, valued at €1.4 million at the acquisition date and (ii) €0.9 million related to a retention payment subject to continued employment. For further information, please see Note 4(ii)(f) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of MaxPro. In the third quarter of 2016, Sapiens acquired Maximum Processing Inc., or MaxPro. MaxPro is the provider of the Stingray System, a P&C insurance administration suite targeted towards the tier 4-5 U.S. market, as well as managing general agents, or MGAs, third-party administrators, or TPAs, and insurance brokers. Sapiens paid $4.3 million in cash for this acquisition (including $1.5 million that Sapiens placed in escrow at the closing). The seller also has the right to receive performance-based payments of up to $3.1 million relating to achievements of revenue and profitability goals over three years (2016, 2017, 2018), which are also subject to continued employment. As of December 31, 2017, the estimated fair value of the contingent payment was recorded as $422,000. For further information, please see Note 4(ii)(c) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of 4Sight. In the third quarter of 2016, Sapiens acquired 4Sight Business Intelligence Inc., or 4Sight, a provider of business intelligence reports. 4Sight offers insurance-specific business intelligence, or BI, solutions, including 4SightBI, a P&C-specific, off-the-shelf business intelligence (BI) product. Sapiens paid $330,000 in cash for this acquisition. In addition, the seller of 4Sight may receive additional performance-based payments of up to $2.6 million relating to achievement of revenue and profitability goals over three years (2016, 2017, 2018), which are also subject to continued employment and therefore were not included as part of the purchase price. For further information, please see Note 4(ii)(d) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Ibexi. In May 2015, Sapiens acquired IBEXI Solutions Private Limited (“IBEXI”), an India-based provider of insurance solutions and services, which services 18 insurers in both the P&C and L&P markets throughout Southeast Asia. The total purchase price in this acquisition was approximately $4.9 million, of which $4.0 million was paid in cash by Sapiens at the closing, with the remaining $0.9 million subject to adjustment based on certain future performance criteria. As of December 31, 2017, the estimated fair value of the contingent payment was recorded as $251,000. For further information, please see Note 4(ii)(b) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Insseco. In August 2015, Sapiens acquired Insseco, a Poland-based software and services provider for the insurance market, from Asseco, the controlling shareholder of Formula, which helped Sapiens to establish a strong presence in the Polish insurance market. Sapiens paid approximately $9.1 million in cash for Insseco, subject to upwards adjustment based on its achieving future revenue goals during the five years following the acquisition. The estimated fair value of the remaining contingent payments was recorded as $424,000 as of December 31, 2017. For further information, please see Note 4(ii)(a) to our consolidated financial statements included in Item 18 of this annual report.

Acquisitions by Matrix:

Acquisition of Alius Corp. In the first quarter of 2018, Matrix acquired 50.1% of the share capital of Alius in the United States for approximately $3 million in cash, plus an additional $3 million to be paid in two years. Matrix and the seller have a mutual option to purchase and sell (respectively) the remaining shares within two years following the closing date under the agreement. Alius provides consulting services in the area of regulatory and compliance in the US financial markets. For further information, please see Note 25(i) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Aviv. In December 2016, Matrix acquired 85% of the share capital of Aviv Management Engineering Systems Ltd., a company engaged in management and project consulting, focusing in four areas of expertise: environmental planning, project management, urban and physical planning and management consulting. Matrix paid NIS 19.7 million (approximately $5.1 million). Matrix and the seller hold mutual call and put options, respectively, for the remaining 15% interest in Aviv. Due to the put option, we recorded a redeemable non-controlling interest in Aviv in an amount of $1.5 million as of the acquisition date. In addition, the seller is eligible for future consideration, valued at NIS 1.2 million (approximately $0.3 million), as of the acquisition date, subject to obtaining accumulated operating income targets over a three year period. . As of December 31, 2017, the Aviv redeemable non-controlling interest was recorded at a value of $1.9 million. For further information, please see Note 4(iv)(h) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Second to None Solutions, or Stons. In November 2016, Matrix acquired 55% of the share capital of Second to None Solutions Inc., a certified distributer of IBM products to U.S federal and enterprise customers. Matrix paid $0.3 million. Matrix and the seller hold mutual call and put options, respectively, for the remaining 45% interest in Stons. Due to the put option, we recorded a redeemable non-controlling interest in Stons in an amount of $2.2 million as of the acquisition date. In addition, the seller is eligible for future consideration, which was valued at $0.5 million as of the acquisition date, subject to obtaining accumulated operating income targets over a three-year period. As of December 31, 2017, the Stons redeemable non-controlling interest was recorded at a value of $2.4 million. For further information, please see Note 4(iv)(g) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Network Infrastructure Technologies, or NIT. In October 2016, Matrix acquired 60% of the share capital of Network Infrastructure Technologies Inc., a provider of IT help desk services for the healthcare industry. Matrix paid $6.7 million. Matrix and the seller hold mutual call and put options, respectively, for the remaining 40% interest in NIT. Due to the put option, we recorded a redeemable non-controlling interest in an amount of $3.9 million as of the acquisition date. As of December 31, 2017, the NIT redeemable non-controlling interest was recorded at a value of $3.9 million. For further information, please see Note 4(iv)(f) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Programa. In March 2016, Matrix acquired 60% of the share capital of Programa Logistics System Ltd., an Israeli provider of advisory services and design and development of solutions in supply chain, production and logistics. Matrix paid NIS 7.3 million (approximately $1.9 million). In addition, the sellers may be eligible for future consideration, which was valued at NIS 1.1 million (approximately $0.3 million) as of the date of acquisition date, subject to obtaining accumulated operating income targets over a three-year period. Matrix and the seller hold mutual call and put options, respectively, for the remaining 40% interest in Programa. As of December 31, 2017, the value of our redeemable non-controlling interest in Programa was recorded as $2.3 million. For further information, please see Note 4(iv)(e) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Onno Apps by Matrix. In May 2015, Matrix completed the acquisition of all of the outstanding shares of Onno Apps Ltd., an Israeli based service provider specializing in mobile applications development services, for total consideration of NIS 4.6 million (approximately $1.2 million). In addition, the sellers may be eligible for future consideration, valued at $0.3 million as of the acquisition date, subject to obtaining accumulated operating income targets during three years commencing on January 1, 2016, not exceeding NIS 5.0 million (approximately $1.3 million). For further information, please see Note 4(iv)(d) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Hydus Solutions by Matrix. In April 2015, Xtivia Inc. (a wholly owned subsidiary of Matrix) completed the acquisition of all of the outstanding shares of Hydus Inc. in total consideration of $2.5 million. Hydus Inc. is a U.S based consulting firm specializing in software services in the field of Enterprise Information Management, or EIM. In addition, the sellers may be eligible for future consideration, valued at $1.7 million as of the acquisition dare, subject to achievement of accumulated operating income targets over the course of three years (not exceeding Hydus operating income). For further information, please see Note 4(iv)(c) to our consolidated financial statements included in Item 18 of this annual report.

Acquisitions by Magic:

Acquisition of Futurewave Systems Inc. In late December 2017, Magic Software acquired a 100% share interest in Futurewave Systems, Inc, a U.S.-based full-service provider of consulting and outsourcing solutions for IT personnel, for total consideration of $3.0 million. For further information, please see Note 4(iii)(e) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Roshtov. In July 2016, Magic Software acquired a 60% equity interest in Roshtov Software Industries Ltd, the developer of the Clicks development platform, which is used in the design and management of patient-file oriented software solutions for managed care and large-scale healthcare providers. The aggregate purchase price for the 60% interest was approximately $20.6 million in cash and Magic Software and the seller hold mutual call and put options, respectively, for the remaining 40% interest in Roshtov. Due to the put option, Magic recorded a redeemable non-controlling interest in an amount of $14.0 million at the acquisition date. As of December 31, 2017, our redeemable non-controlling interest in Roshtov was recorded at a value of $14.7 million. For further information, please see Note 4(iii)(c) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Shavit. In October 2016, Magic Software acquired the entire share interests in Shavit Software (2009) Ltd., an Israeli-based company that specializes in software professional and outsourced management services, for total consideration of $6.8 million, of which $4.7 was paid upon closing. The remaining $2.1 million of the purchase price was allocated to a deferred payment and to an additional payment that is contingent upon the acquired business meeting certain operational targets in 2017. Magic Software’s management believes the acquisition will broaden its professional service offering to its existing and new customers in Israel. In 2017, Magic Software paid the seller $0.9 million with respect to the deferred payment. The remaining obligation to the seller, allocated to deferred payment and contingent payment, was recorded as $2.4 million as of December 31, 2017. The amount was paid in full during the first quarter of 2018 as mutually agreed between the parties, leaving no other amounts due. For further information, please see Note 4(iii)(d) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Infinigy Solutions by Magic Software. In June 2015, Magic Software acquired a 70% interest in Infinigy Solutions LLC, a US-based services company focused on expanding the development and implementation of technical solutions throughout the telecommunications industry with offices over the US, providing nationwide coverage and support for wireless engineering, deployment services, surveying, environmental service and project management, for a total consideration of $6.5 million, of which $5.6 was paid upon closing and $0.9 million is contingent upon the acquired business meeting certain operational targets in 2016 and 2017. In July 2016, Magic Software paid the seller $0.5 million with respect to the acquired business meeting certain of its 2016 operational targets. In 2017, the acquired business did not meet its operational targets and, therefore, as of December 31, 2017, the seller is not entitled to any additional contingent payments. In addition, Magic Software and the seller hold mutual call and put options, respectively, for the remaining 30% interest in the company. Due to the put option, Magic Software recorded a redeemable non-controlling interest in Infinigy in an amount of $3.6 million at the acquisition date. As of December 31, 2017, the value of the Infinigy redeemable non-controlling interest was recorded as $2.2 million. For further information, please see Note 4(iii)(b) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Comblack IT by Magic Software. In April 2015 Magic Software acquired a 70% interest in Comblack IT Ltd., an Israeli-based company that specializes in software professional and outsource management services for mainframes and complex large-scale environments, for a total consideration of $1.8 million, of which $1.5 million was paid upon closing and $0.3 million was contingent upon the acquired business meeting certain operational targets in 2015. Magic Software and the seller hold mutual call and put options, respectively, for the remaining 30% interest in the company. Due to the put option, we recorded a redeemable non-controlling interest in an amount of $1.0 million as of the acquisition date. In March 2016, Magic Software paid the seller the remaining contingent payments for meeting the operational targets for 2015. As of December 31, 2017, the Comblack redeemable non-controlling interest was recorded at a value of $7.4 million. For further information, please see Note 4(iii)(a) to our consolidated financial statements included in Item 18 of this annual report.

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

During the year ended December 31, 2015, Formula and its subsidiaries and affiliates completed additional acquisitions for total cash consideration of approximately $1.9 million and increased their equity interest in two existing subsidiaries and one affiliate for total consideration of $2.3 million. These acquisitions generally enhance our technologies, product and services offerings. Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated results of operations, either individually or in the aggregate.

B.	Business Overview

General

We are a global software solutions and IT professional services holdings company that is principally engaged through our directly held investees in providing proprietary and non-proprietary software solutions and IT professional services, software product marketing and support, computer infrastructure and integration solutions, and training and integration. We deliver our solutions in over 50 countries worldwide to customers with complex IT services needs, including a number of “Fortune 1000” companies.

Except for providing our investees with our management, technical expertise and marketing experience to help them create a consecutive positive economic impact and long-term value, and direct their overall strategy through our active involvement, we do not conduct independent operations at our parent company level. Following our transition to IFRS during 2016, we consolidate the results of all of the entities in which Formula holds an equity interest, other than our equity investee TSG.

We operate through our subsidiaries: Matrix, Sapiens, Magic Software, InSync and, as of January 2017, Michpal and through our equity investee TSG (since May 2016). The following is a description of the areas of our business activity:

IT Services

We design and implement IT solutions and software systems which improve the productivity of our customers’ existing IT assets, enable them to effectively manage their operations and reduce their business risks in the face of changing business environments. In delivering our IT services, we at times use proprietary software developed by members of the Formula Group. We provide our IT services across the full system development life cycle, including definition of business requirements, developing customized software, implementing software and modifying it based on the customer’s needs, system analysis, technical specifications, coding, testing, training, implementation and maintenance. We perform our projects on-site or at our own facilities.

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

The Formula Group

Formula is the parent company of investees, which, as noted above, we refer to collectively (together with Formula) as the Formula Group. As of December 31, 2017, we held 90% of the shares of InSync, a 49.5% interest in Matrix, a 48.1% interest in Sapiens, a 47.1% interest in Magic Software, a 50% interest in TSG through our equity holdings, and. the entire share capital of Michpal. We have effective control of each of the companies in the Formula Group other than TSG for purposes of consolidation under IFRS. We provide all our investees with our management, technical expertise and marketing experience to help them create a positive economic impact and long-term value.

We direct the overall strategy of our investees. While our investees each have independent management, we monitor their growth through our active involvement in the following matters:

●	strategic planning;
●	marketing policies;
●	senior management recruitment;
●	investment and budget policy; and
●	financing policies.

We promote the synergy and cooperation among our investees by encouraging the following:

●	transfer of technology and expertise;
●	leveling of human resources demand;
●	combining skills for specific projects;
●	formation of critical mass for large projects; and
●	marketing and selling the Formula Group’s products and services to its collective customer base.

We, through investees, offer a wide range of integrated software solutions and IT professional services, such as implementation and integration projects of computing and software, outsourcing, software project management, software development, IT managed services, software testing and QA, depending on specific needs of the customer and depending on the subject expertise necessary professional all case by case basis, and design, develop and market proprietary software solutions for sale in selected niche markets, both in Israel and worldwide. Formula’s Chief Executive Officer and Chief Financial Officer serve as the Chief Executive Officer and Chief Financial Officer, respectively, of Magic Software as well.

Our Subsidiaries

Matrix

Matrix IT Ltd. is Israel’s leading IT services company as demonstrated in recent research reports of the Israeli IT market, published by the research companies IDC and STKI. Matrix employs approximately 8,600 software, hardware, integration and training personnel, which provide advanced IT services to hundreds of customers in the Israeli and the US markets. Matrix executes some of the largest IT projects in Israel. It develops and implements leading technologies, software solutions and products. Matrix provides infrastructure and consulting services, outsourcing, offshore, near-shore, training and assimilation services. Matrix represents and markets leading software vendors. Among its customers are most of the leading Israeli organizations and companies in the industry, retail, banking and finances, education and academe, Hi-tech and ISVs, telecom, defense, health and the government/public sectors. Matrix is traded on the Tel Aviv Stock Exchange.

The solutions, services and products supplied by Matrix are designed to improve Matrix’s customers’ competitive capabilities, by providing a response to their unique IT needs in all levels of their operations.

Areas of Operation

Matrix operates through its directly and indirectly held subsidiaries in the following principal areas:

-	Software solutions and value-added services in Israel.
-	Software solutions and services in the United States.
-	Computer infrastructure and integration solutions.
-	Software product marketing and support.
-	Training and integration.

Software solutions and value added services in Israel: Matrix’s primary activities in this area include development of software systems and services, including integration projects of systems and software, outsourcing, management of software projects, software development, testing of developed technology, quality assurance and software services, customized for the specific needs of each customer and for the professional expertise required, all on a case by case basis. The scope of work invested in each element varies from one customer to the other. In 2017, under this line of business, Matrix recorded revenues of approximately $489.3 million, compared to $402.6 million in 2016, an increase of approximately 22%. Operating income was approximately $26.7 million in 2017, compared to $20.2 million in 2016, an increase of approximately 32%. In 2017, activity in software solutions and value-added services in Israel accounted for approximately 61% of Matrix’s revenues and approximately 49% of its operating income.

Software solutions and services in the United States: Matrix provides solutions and expert services mainly in the area of governance risk and compliance (“GRC”), including activities in the following areas: risk management, fraud management, anti-money laundering, and regulatory compliance security in these areas all through its subsidiary Matrix-IFS. Matrix also provides solutions and technological services in the areas of portals, BI (Business Intelligence), DBA (Database Administration), CRM (Customer Relations Management) and EIM (Enterprise Information Management). This sector also includes IT help desk services for healthcare and software distribution services, in particular for IBM and Microsoft. In 2017, under this line of business, Matrix recorded revenues of approximately $91.0 million, compared to $74.6 million in 2016, an increase of approximately 22%. Operating income in 2017 was approximately $11.5 million, compared to $11.9 million in 2016, a decrease of approximately 3%. In 2017, activity in the U.S accounted for approximately 11% of Matrix’s revenues and for approximately 21% of its operating income, because of higher operating gross margin in the U.S.

Computer infrastructure and integration solutions: Matrix activities in this area consist of: (i) providing computer and telecommunication infrastructure solutions; (ii) selling and marketing computer equipment, licenses and peripherals to enterprises together with services; and (iii) selling and marketing cloud based solutions (under the “CloudZone” division) and services relating to databases and “big data” (under the “DataZone” division). Amongst Matrix infrastructure and integration solutions included are solutions of IBM, Oracle Red Hat, Boomi and others. In 2017, under this line of business, Matrix recorded revenues of approximately $133.6 million, compared to $109.0 million in 2016, an increase of approximately 23%. Operating income in 2017 was approximately $6.0 million, compared to $4.7 million in 2016, an increase of approximately 26%. In 2017, activity in computer infrastructure and integration solutions accounted for approximately 17% of Matrix’s revenues and for approximately 11% of its operating income.

Software product marketing and support: Matrix activities in this area include marketing and support for various software products (mainly originated outside of Israel) and providing professional support for these products to customers, including marketing and upgrade maintenance of software products. In 2017, under this line of business, Matrix recorded revenues of approximately $35.4 million, compared to $35.2 million in 2016, an increase of approximately 1%. Operating income in 2017 was approximately $5.7 million, compared to $5.1 million in 2016, an increase of approximately 12%. In 2017, activity in software product marketing and support accounted for about 5% of Matrix’s revenues and for approximately 10% of its operating income.

Training and integration: Matrix’s activities in this area consist of operating a network of training centers which provide advances courses for high-tech professionals, courses for developers and professional training, and soft skills and management training, and providing training and instructions with respect to computer systems. In 2017, under this line of business, Matrix recorded revenues of approximately $45.3 million, compared to $41.1 million in 2016, an increase of approximately 10%. Operating income in 2017 was approximately $4.8 million, compared to $3.7 million in 2016, an increase of approximately 30%. In 2017, activity in training and integration accounted for approximately 6% of Matrix’s revenues and for approximately 9% of its operating income

Matrix provides solutions, services and products primarily to the following market sectors (or verticals): banking and finance, high-tech and startups, industry and retail, government and the public sector, defense, healthcare, and education and academia.

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

In addition to the five sector-based areas of operations, Matrix operates three horizontal divisions providing specialist services for all of the different sectors of operations as follows:

●	Expertise centers – Matrix operates about 20 “expertise centers” (“Centers of Excellence”), in areas such as: Cloud Computing, Internet of Things (IOT), Digital, User Experience, Mobility (Mobile Technology), Analytical BI and Big Data, DevOps, Service Oriented Architecture (SOA), Customer Relations Management (CRM), Enterprise Resource Planning (ERP), eXtended Relationship Management (XRM), Open Source, Security & Cyber, Machine Learning and Artificial Intelligence. These expertise centers are based on business vertical concept, which is targeted to yield significant added value to the company’s customers, including: group of professionals that are focused and have expertise in the related technologies, hands-on experience and expertise in the related technologies, methodologies, and best practices; and strategic management consulting center that provides customers with diverse consultation services on topics such as organization, strategy, complex project management in areas such as environmental planning, transportation and chain of supply, business development and technological development.
●	Matrix Global - Quality assurance and related professional services under an offshore/“nearshore” model.

In the context of its offshore/“nearshore” activities, Matrix conducts IT-related activities, including content development, quality assurance, maintenance, customer call center services indexing and related activities that are performed in a specific region or country where such activities can be conducted most inexpensively. Matrix offers its enterprise customers these types of solutions, whether via its “nearshore” Talpiot project, via its offshore solutions that are based on its development centers in Bulgaria and Macedonia or via back-office and call center services through Babcom Centers Ltd. (a company located in the Galilee, housing thousands of educated and skillful men and women interested in developing a career near their homes). Periods of economic cautiousness (such as the present time) provide an added incentive for these types of inexpensive economic solutions. This trend is likely to expand Matrix’s operations in these areas in the context of its “Matrix Global” activities.

Matrix’s customers include large and medium size enterprises in Israel, including commercial banks, loan and mortgage banks, telecommunications services providers, cellular operators, credit card companies, leasing companies, insurance companies, security agencies, hi-tech companies and startups, the Israeli Defense Forces and government ministries and public agencies and media and publishing entities. Approximately 60% of Matrix’s customers in the software solutions and value-added services business segment in Israel have a business relationship with it for more than ten years and 25% of them have such a relationship for between five and ten years. 37% of Matrix’s customers operate in the financial, banking and insurance sector, 22% in the industry, retail and hi-tech sector, 13% in the government sector, 12% in the defense sector, and the remaining 16% in other business sectors.

Sapiens

Sapiens International Corporation N.V. is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens’ extensive expertise in the insurance industry is reflected in its innovative software suites, solutions and services for providers of Property & Casualty/General Insurance, or P&C, and Life, Pension & Annuity, or L&A, insurance. Sapiens’ offerings enable its customers to effectively manage their core business functions, including policy administration, claims management and billing, and support them during their journey to becoming a digital insurer. Sapiens also supplies a complete offering for reinsurance providers and a decision management platform that enables its customers to quickly deploy business logic and comply with policies and regulations across their organizations. Sapiens’ solutions, which possess modern, modular architecture and are digital-ready, empower customers to respond to evolving market needs and regulatory changes, while improving the efficiency of their core operations. These enhancements increase revenues and reduce costs.

2017 was a year of organizational growth for Sapiens, In February 2017, Sapiens announced its acquisition of StoneRiver. StoneRiver’s product portfolio is comprised of claims, billing, rating, underwriting, illustrations, reinsurance and finance & compliance solutions for all major insurance business lines, across both P&C and L&A. StoneRiver’s rich set of solutions complements Sapiens’ existing offerings and has helped Sapiens accelerate its growth in the U.S. market specifically, and globally as well.

In late December 2017/early January 2018, Sapiens expanded its digital division’s capabilities through the acquisition of KnowledgePrice.com (or KnowledgePrice), a technology specialist with expertise in digital insurance services and consulting. Privately-held KnowledgePrice employed about 50 digital insurance technology experts and is a provider of services to leading insurance providers in the UK and Europe. KnowledgePrice serves as a center for excellence for digital engagement services. Its experts joined Sapiens’ Digital Division, which focuses on digital and business intelligence (BI) services and solutions, including portal and digital distribution offerings to customers worldwide. The expanded Digital Division will create innovative offerings and provide full support during customers’ digital journeys.

In early 2018, Sapiens announced the acquisition of Adaptik, a North American P&C solution provider. This acquisition is expected to enable Sapiens to provide North American P&C carriers with an enhanced platform, which will improve Sapiens’ competitive position and enable it to increase its market share in the North American insurance market. Going forward, Sapiens will offer an innovative P&C digital insurance platform. This platform will be formed by combining three powerful core components: Adaptik Policy, Adaptik Billing and StoneRiver Stream® Claims, accompanied by Sapiens’ existing solutions for data and analytics, digital engagement and distribution, and cloud operation.

Sapiens operates in a large market undergoing significant transformation. According to “IT Spending in Insurance: a Global Perspective, 2017” (a research report by Celent, a research and consulting firm, published on April 5, 2017), global IT spending by insurance companies is expected to grow from $184.8 billion in 2017 to $193.7 billion in 2018, and $202 billion in 2019. IT spending on external software and IT services, which was predicted to total approximately $83 billion in 2017, is expected to increase to $89 billion by 2018, reflecting a 7.6% growth rate. It is thought that IT spending in the life vertical will grow from $101.5 billion in 2017, to $106.1 billion in 2018, reflecting a 4.6% growth rate. IT spending in the property and casualty vertical is expected to grow from $83.8 billion in 2017 to $87.6 billion in 2018, reflecting a 5.1% growth rate.

We believe that Sapiens’ current total addressable market for core insurance software solutions is approximately $40 billion, which we expect to grow as a result of insurance carriers’ and financial institutions’ need to spend on modern software solutions from external providers to address the operational challenges presented by the inefficiency of their legacy core systems. Legacy systems possess technical and functional limitations that adversely impact carriers’ ability to swiftly launch new, innovative products that satisfy their customers’ changing needs and preferences. By slowing down carriers’ business and geographic expansion, legacy systems create operational inefficiencies that are translated into increased business risk and financial costs. They are also a barrier for the adoption of digital capabilities, due to their inability to communicate and interact with innovative digital solutions. Today’s insurance providers, accordingly, are looking for more than just the traditional “core” capabilities. They seek insurance platforms with a wider range of capabilities, including full digitalization.

Sapiens customers are operating in a dynamic and changing regulatory environment. Often their legacy systems simply do not support new regulatory requirements and put carriers at risk of non-compliance. We believe these challenges will accelerate the shift from spending on legacy systems to new vendor software solutions, and the shift from reliance on in-house development to external vendors.

There is also a strong trend of shifting attention to the end-customer experience and activities, with a focus on digital operations. Many insurers are currently unable to provide the type of quality digital experience that their customers are already enjoying across most other verticals and customer satisfaction is only one of the many recognized benefits of going digital. This can only be supported via increased usage of data for decision-making, risk analysis, customer evaluation and rating, which requires a streamlined data flow and easy access to information from multiple sources.

Sapiens’ competitors in the insurance software solutions market differ based on size, geography and lines of business. Some of Sapiens’ competitors offer a full suite, while others offer only one module; some operate in specific (domestic) geographies, while others operate on a global basis. In addition, delivery models vary, with some competitors keeping delivery in-house, using IT outsourcing (ITO) or business process outsourcing (BPO).

The insurance software solutions market is highly competitive and demanding. Maintaining a leading position is challenging, because it requires:

●	Development of new core insurance solutions, which necessitates a heavy R&D investment and an in-depth knowledge of complex insurance environments.
●	Technology innovation, to attract new customers, with rapid, technology-driven changes in the insurance business model and new propositions coming.
●	A global presence and the ability to support global insurance operations.
●	Ability to manage multiple partnerships, due to the changing landscape of the insurance ecosystem.
●	Satisfaction of regulatory requirements, which can be burdensome and require specific IT solutions.
●	Continued support and development of the solutions entails a critical mass of customers that support an ongoing R&D investment.
●	Know-how of insurance system requirements and an ability to bridge between new systems and legacy technologies.
●	Mission-critical operation that requires experience, domain expertise and proven delivery capabilities to ensure success.

The complex requirements of this market create a high barrier to entry for new players. As for existing players, these requirements have led to a marked increase in M&A transactions in the insurance software solutions sector, since small, local vendors have not been able to sustain growth without continuing to fund their R&D departments and follow the globalization trend of their customers.

We believe Sapiens is well-positioned to leverage its modern solutions, customer base and global presence to compete in this market and meet its challenges. In addition, Sapiens accumulated experience and expert teams allow it to provide a comprehensive response to the IT challenges of this market.

Sapiens’ offering is comprised primarily of (1) Sapiens’ Software Solutions – software solutions for the insurance industry with a growing presence in the financial services sector and (2) Sapiens’ Global Services - including project delivery and implementation of its solutions.

Sapiens offers its insurance customers a range of packaged software solutions that are:

●	Digital – revealing their history and anticipating their future needs, while facilitating easy engagement across preferred interaction channels and multiple devices.
●	Data-driven – based on set of data analysis tools, from analytics to predictive, to provide a data-driven operation.

●	Highly automated – by using various technologies, from decision to robotics, Sapiens improves efficiency and offers agile customer engagement.
●	Comprehensive and function-rich – supporting insurance standards, regulations and processes, by providing field-proven functionality and best practices.
●	Customizable – easily matches Sapiens’ customers’ specific business requirements. Sapiens’ flexible architecture and configurable structure allows quick functionality augmentation that permits its platform to be used across different markets, unique business requirements and regulatory regimes, utilizing its knowledge and extensive insurance best practices.
●	Open architecture and insurtech ecosystem – provides easy integration to any external application under any technology, allowing streamlined connectivity to all satellite applications. This enhances the digital experience and omni-channel distribution, while maintaining total platform independence and system reliability. Easy interaction with various insurtech companies providing point-solutions that can be consumed by Sapiens’ platforms is enabled.
●	Component-based and scalable – allowing customers to deploy platforms and solutions in a phased and modular approach, reducing risk and harm to the business, while supporting the growth plans and cost efficiency of the organization.

Sapiens’ packaged software solutions enable:

●	Rapid deployment of new insurance products, via configurable software, which creates a competitive advantage in all of the insurance markets served by Sapiens.
●	Improvement of operational efficiency and reduction of risk, by providing full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices and simple integration and maintenance.
●	Reduction of overhead for IT maintenance through easy-to-integrate solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.
●	Enhanced omni-channel distribution and focus on the customers, through event-driven architecture, proactive client management approach, rapid access to all levels of data and a holistic view of clients and distributors.
●	Cloud-first as a preferred deployment model – with the flexibility to also provide an on-premises deployment approach.
●	Support of digitalization – digitalization holds massive potential for insurers and financial services institutions, if they manage to efficiently digitalize their operations, support omni-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices.

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

Sapiens Solution Offerings

Sapiens is a leading global provider of software solutions for the insurance industry. By enabling Sapiens’ insurance and financial services customers to digitize their business and be more agile in the face of changing business environments, Sapiens helps them take advantage of powerful current trends – such as the Internet of Things, artificial intelligence, machine learning, customer engagement, chat bots, etc. – while simultaneously reducing IT costs

Sapiens’ software portfolio is comprised of:

●	Life, Pension and Annuities Platforms/Solutions – comprehensive software platform and solutions for the management of a diversified range of products for life, pension and annuities. Sapiens’ portfolio includes Sapiens ALIS, LifeSuite, Life Portraits, LifeApply, Sapiens INSIGHT and Sapiens Closed Books.
●	Property and Casualty/General Insurance Platforms/Solutions – comprehensive software platforms and solutions supporting a broad range of business lines including personal, commercial and specialty lines, and workers’ compensation. Sapiens’ portfolio includes Sapiens IDIT, Adaptik Policy, Adaptik Billing, Stream Claim, Sapiens Stingray, PowerSuite and CompSuite.
●

Digital Engagement – a digital insurance suite that provides an enablement platform that digitalizes insurance carriers’ business and helps them transform. It is comprised of a set of integrative offerings, including: advanced analytics, a customer-centric portal for consumers and agents, an API layer for seamless integration with the insurtech ecosystem, accompanied by a strong cloud proposition.

Sapiens also offers consulting – process analysis, business process automation, project management, performance optimization, etc. – and services, such as information system development and various implementation methodologies. In sum, Sapiens provides an end-to-end, holistic and seamless digital experience for agents, customers and assorted insurance personnel.

●	Reinsurance – complete reinsurance software solutions for full financial control and auditing support. Sapiens portfolio includes Sapiens Reinsurance, Freedom Reinsurance System (FRS) and Universal Reinsurance System (URS®).
●	Financial and Compliance – financial and compliance solutions comprised of both annual statement and insurance accounting software. This software includes eFreedom® Annual Statement, PRO Financial General Ledger and Accounts Payable, PTE Financial applications, Insurance Financial reporting and Power2Play.

●	Decision Management – Sapiens offers Sapiens DECISION, an enterprise-scale platform that enables institutions to centrally author, store and manage all organizational business logic. Organizations of all types – including banks, mortgage institutions and insurers – use it to track, verify and ensure that every decision is based on the most up-to-date rules and policies
●	Technology-Based Solutions – tailor-made solutions (unrelated to the insurance or financial services market) based on Sapiens’ eMerge platform, which provides end-to-end, modular business solutions, ensuring rapid time to market.

Sapiens Life, Pension and Annuity Solutions

Sapiens ALIS for Life, Pension and Annuities: Sapiens ALIS is a comprehensive, single software platform for individual, employee and group business. It provides comprehensive support for the complete policy lifecycle of all life insurance products, from quotation and illustrations; to underwriting, billing and servicing; through claims management and exit processing.

Sapiens ALIS supports a wide range of insurance product lines across multiple territories, including:

●	Individual and group life, investment and savings
●	Individual and group protection, and risk products
●	Individual and group pension
●	Annuity products
●	Hybrid products

Sapiens ALIS is a modular system that includes all the functional components necessary for insurers to manage their business. Insurance carriers can manage their entire core business on a single platform and integrate Sapiens ALIS with other systems for the completion of a specific activity, or domain.

Sapiens ALIS integrates all of the following functions into one solution:

●	Sales, quotation and illustration
●	New business
●	Underwriting
●	Policy servicing
●	Billing, collection and payment management
●	Claims processing
●	Agency and commission
●	CRM and customer management
●	Workflow and diary
●	Compliance and calculation engine
●	Insurance product manufacturing

Group insurance arrangements can be complex for insurers, with multiple and complex enrollment and eligibility rules, coverages, hierarchies and rules. Sapiens ALIS simplifies the complex management processes via an intuitive user experience, made simple with graphical, user-friendly, intuitive, business tools. This will create and empower self-sufficient business users to manage their business.

On top of the functional modules, Sapiens ALIS provides a set of digital capabilities to its customers, including an advanced analytics solution, a consumer and agent portal, personalized video capabilities and a customer engagement platform. These capabilities increase customer touch-points and generate actionable insights. Sapiens has partnered with Microsoft Azure to offer its Sapiens ALIS policy administration system and accompanying services over private and public clouds.

LifeSuite

LifeSuite is a web-based solution from StoneRiver, a Sapiens company, for automated underwriting and new business case management. LifeSuite streamlines underwriting case flow, speeding up and improving the entire new business process for carriers and their distribution channels. The solution delivers an impressive user impressive. While it provides the most efficient and consistent solution, carrier staff can customize system features and underwriting rules to fit business needs and make informed underwriting decisions.

Life Portraits

Life Portraits is an offering from StoneRiver, a Sapiens company. It is a point-of-sale solution, providing access anywhere: from the field, home or office in an electronic environment. The life insurance illustrations software is one of the most widely used new business insurance illustrations systems for life, health and annuities (including term, whole life, universal life, variable and equity-indexed annuities) that can strengthen relationships and speed your sales process. Life Portraits’ Home Office Maintenance tools enable the home office to edit plans for faster changes.

LifeApply

LifeApply is web-based insurance application software from StoneRiver, a Sapiens company. It provides carriers with the choice of a standalone e-app system, or a more comprehensive solution that seamlessly integrates with the Life Portraits Illustrations and LifeSuite Automated Underwriting Systems. LifeApply combines the best features and functionality of previous offerings with a completely redesigned look-and-feel.

Sapiens Closed Books

Sapiens Closed Books is a solution for life and pension insurance companies that enables them to efficiently and more effectively administer policies and claims relating to their legacy portfolio and closed books business (products that are no longer open to new business, but must still be administered).

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

Sapiens Property & Casualty/General Insurance Solutions

Sapiens IDIT

Sapiens IDIT is a component-based software solution, addressing the specific needs of general insurance carriers for traditional insurance, direct insurance, bank assurance and brokers markets, primarily in EMEA and Asia-Pacific.

It supports a broad range of general, personal and commercial lines of business, including:

●	Personal lines – motor, personal property and homeowner, yacht, travel, medical insurance, liability, professional indemnity, etc.
●	Commercial lines – fleet insurance, marine, cargo, engineering, real estate and commercial building, small and large commercial risks, etc.
●	Specialty lines – agriculture, credit insurance, art insurance, etc.

Sapiens IDIT integrates multiple front office and back office processes, including insurance product design, the quote and buy process, policy administration, underwriting, call center, and remote users and partners, backed by fully secured internet-based capabilities.

By providing a full set of components, Sapiens IDIT supports insurance carriers’ core operations lifecycle – from inception to renewal, and claims. This includes:

●	Policy administration
●	Claims management
●	Billing and collection

Sapiens IDIT includes modular software components that can be customized to match specific insurance business requirements, while providing pre-configured functionality, including:

●	Product factory
●	Policy administration
●	Billing and collection
●	Claims management
●	Customer Relationship Management (CRM)
●	Intermediary management
●	Workflow management
●	Technical accounting
●	Document management

On top of the functional modules, Sapiens IDIT provides a set of digital solutions and services to its customers, including an advanced analytics solution, a consumer and agent portal, personalized video capabilities and cloud offerings and services. These capabilities accelerate and automate responses, and reduce costs.

Sapiens North American P&C Platform

The recent acquisition of Adaptik will enable Sapiens to offer a truly modern, comprehensive property and casualty digital insurance platform to the North American region. This platform will be formed by combining three powerful core components: Adaptik Policy, Adaptik Billing and Stream® Claims, accompanied by Sapiens’ existing solutions for data and analytics, digital engagement and distribution, and cloud operation.

●	Adaptik Policy is used by agents, underwriters and customers to quote, issue and administer policies, including integration with third-party systems.
●	Adaptik Billing is an enterprise billing platform from the leaders in configurable, scalable P&C insurance software solutions.
●	Stream Claims streamlines end-to-end claims processing for all personal and commercial lines, and prepares you to adapt to new business requirements with the underlying platform.

Sapiens Stingray

Sapiens Stingray is a modular browser-based, property and casualty policy administration solution for Policy (quoting, rating, issuance), Billing, Claims and Reinsurance administration. Sapiens Stingray includes complete customer and agent portals as well as an imaging system. Additionally, Stingray has statistical bureau reporting, DMV, Credit Card, General Ledger, Comparative Raters, CLUE, Business Intelligence, reporting and many other third party insurance related interfaces.

PowerSuite and CompSuite

PowerSuite and CompSuite handle comprehensive workers’ compensation policy administration and claims needs. CompSuite can deliver a turnkey solution in just 120 days. PowerSuite helps upper market carriers, administrators and state funds improve customer satisfaction, optimize operational efficiency and increase profitability.

Sapiens Reinsurance

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

Sapiens Reinsurance offers end-to-end processing, including:

●	Set-up and definition of the reinsurance program and comprehensive transaction processing for both cession and assumed contracts
●	Automated production of all periodic statements, billings, bordereaux and accounts for all parties – reinsurers, brokers and ceding companies
●	All-inclusive financial accounting module for current accounts management, P&L and balance sheet figures, and comprehensive support for general ledger accounts
●	Complete audit trail and tracking capability of all activities, transactions and business processes

Freedom Reinsurance System (FRS)

Freedom Reinsurance System (FRS) is designed to meet the ceded reinsurance processing needs of property and casualty/general insurance, from calculating premium and claim cessions, to producing the data required for Schedule F.

Universal Reinsurance System (URS)

Universal Reinsurance System (URS) supports both ceded and assumed property and casualty reinsurance processing, and produces the data required for Schedule F. The ease of configuration, as well as the price point, makes URS a very attractive offering to the insurance market.

Sapiens Digital Suite

Sapiens INTELLIGENCE

Sapiens INTELLIGENCE is a modular, highly innovative business intelligence solution specifically designed for the insurance market. Based on the advanced technology of SAP’s analytics platform, Sapiens INTELLIGENCE is an important component of the industry-leading Sapiens’ portfolio and is comprised of two integral elements: SmartStore and InfoMaster.

SmartStore is a centralized data hub for all insurance reporting and analytics. It gathers data from Sapiens’ operational repository and intelligently transforms it into an insurance-domain set of business logical models, specifically designed for complex and in-depth analytics.

InfoMaster is Sapiens’ set of analytical applications, offering a wide range of data visualization and analysis capabilities through reporting, dashboards and data discovery. Incorporating Sapiens’ best practices and three decades of leading experience, Sapiens InfoMaster helps insurers achieve greater efficiency and begin reaping the benefits of analytics immediately.

Sapiens PORTAL

The Sapiens PORTAL is pre-integrated with Sapiens core solutions. In addition to enjoying the myriad benefits provided by Sapiens’ core, insurers can benefit from a portal that will transform their online sales, customer and agent experience. Insurers can choose a flexible deployment option that best fits their needs from the following approaches:

●	Portal deployed over Sapiens’ core policy admin. system
●	Portal as a standalone digital solution, for a rapid launch of digitally-enabled business
●	Portal over multiple systems, serving as a single point of engagement with the agents and customers

The Sapiens PORTAL was specifically designed to address insurers’ needs, guided by Sapiens’ three decades of industry experience. Two key segments are addressed by the Sapiens PORTAL:

The PORTAL for Consumers is a direct-to-consumer digital application providing a customer-centric view that enables customers to buy policies, view the status of their policies and accounts, issue claims and conduct many other transactions that save insurers time and reduce costs. Insurers can leverage their investment by offering customers a unique, real-time customer experience tailored to today’s digital natives.

The PORTAL for Agents empowers the agent with full lifecycle enablement, including the ability to manage their pipeline, sell policies to their consumers and provide top-level customer service in real time. They can also obtain a holistic view of their business performance overall and benefit from full access to all their remunerations, payments, commission transactions and statements. Equipping agents with self-service tools that make their lives easier and help them better serve their customers will increase agent efficiency and satisfaction.

Sapiens’ acquisition of KnowledgePrice meant the addition of 50 digital insurance technology experts, including innovative portal services. KnowledgePrice has extensive expertise and long-term experience with open technologies, agile methodologies and best practices surrounding digital insurance and the deployment of portals.

Sapiens Business Decision Management Solutions

Sapiens DECISION

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

Organizations are undergoing a paradigm shift in the way they approach change, by replacing conventional policy and process management with a growing discipline called “decision management.” Decision management bridges the gap between business and IT, by enabling business users to rapidly frame requirements in formal business models that can be easily understood by all stakeholders. This ensures that the business logic is complete, internally consistent and accurate, and does not replicate existing logic.

Sapiens DECISION allows the reusability and governance of business logic across all business divisions and software applications, using any rules engine or business process management system, and integrating seamlessly with the BRM or BPM system that the organization has in place.

Some of the key benefits for organizations that use Sapiens DECISION are:

●	Reduced risk, by assessing the impact of any change (competitive, strategy, regulatory, etc.) and allowing users to simply and quickly design new and sustainable models to meet evolving business requirements.
●	Limited costs and complexity, by centralizing the development and dissemination of institutional business logic, which improves efficiency.
●	Improved visibility and true governance, by putting business users in full control of institutional business logic and enabling them to trace every policy and rule back to its motivation and documentation.
●	Establishment of a “single point of truth,” by providing business and IT users a centralized business logic repository.

Sapiens is currently focusing on the development and marketing of Sapiens DECISION in the financial services market in North America and Western Europe, and Sapiens is building best practices to be used primarily by mortgage, retail and investment banking where the scale and complexity of operations requires enterprise-grade technology that can easily be adapted as policies and business strategies rapidly evolve. Sapiens also intends to develop and market Sapiens DECISION for the insurance industry and leverage Sapiens’ industry knowledge and close relationships with Sapiens’ existing customers and partners.

Technology-Based Solutions

Sapiens eMerge

Sapiens eMerge is a rules-based, model-driven architecture that enables the creation of tailor-made, mission-critical core enterprise applications with little or no coding. Sapiens’ technology is intended to allow customers to meet complex and unique requirements using a robust development platform. For example, Sapiens performs proxy porting for Sapiens’ customers in an efficient, cost effective manner with Sapiens eMerge.

Sapiens’ Global Services

As noted previously, the Sapiens Service Suite is comprised of three main pillars: program delivery, business services and managed services, as well as Sapiens’ various methodologies (which are applied across the first three pillars).

●	Program delivery includes:
●	Project and program management
●	Core development and implementation
●	Integration
●	Deployment
●	Testing

Business transformation services are comprised of:

●	Business transformation – planning and strategy, business process evaluation,
●	training and change management
●	Digital transformation – business model and processes transformation and data management consolidation, data migration
●	UAT testing
●	System integration

Managed services include:

●	Hosting services
●	Application and system management
●	Ongoing production support

Sapiens’ services modernize and automate processes for insurance providers and financial institutions around the globe, helping to create greater organizational efficiencies, reduce costs and provide a better end-user experience. Built on a solid foundation of insurance domain expertise, proven technology and a heritage of successful deployments, Sapiens assists clients in identifying and eliminating IT barriers to achieve business objectives.

Benefits include:

●	Project Delivery Experience. More than 30 years of field-proven project delivery of core system solutions, based on best practices and accumulated experience.
●	Customer Integration: Sapiens helps its customers deploy modern solutions, while expertly integrating these solutions with their legacy environments that must be supported.
●	Global Presence: Insurance and technology domain experts are available worldwide to provide professional services.

Sapiens’ implementation teams assist customers in building implementation plans, integrating Sapiens software solutions with their existing systems, and deploying specific requirements unique to each customer and installation. Sapiens’ business services include API integration management and business intelligence (BI) and advanced analytics consolidation. Sapiens’ managed services offer ongoing production support and a 24/7 help desk.

Sapiens’ service teams possess strong technology skills and industry expertise. The level of service and business understanding they provide contributes to the long-term success of Sapiens’ customers. This helps us develop strategic relationships with Sapiens’ customers, enhances information exchange and deepens Sapiens’ understanding of the needs of companies within the industry.

Through Sapiens’ service teams, Sapiens provides a wide scope of services and consultancy around Sapiens’ core solutions, both in the initial project implementation stage, as well as ongoing additional services. Many of Sapiens’ customers also use Sapiens’ services and expertise to assist them with various aspects of daily maintenance, ongoing system administration and the addition of new solution enhancements.

Such services include:

●	Adding new lines of business and functional coverage to existing solutions running in production
●	Ongoing support services for managing and administering the solutions
●	Creating new functionalities per specific requirements of Sapiens’ customers
●	Assisting with compliance for new regulations and legal requirements

In addition, most of Sapiens’ clients elect to enter into an ongoing maintenance and support contract with us. The terms of such a contract are usually twelve months and are renewed every year. A maintenance contract entitles the customer to technology upgrades (when made generally available) and technical support. Sapiens also offers introductory and advanced classes and training programs available at Sapiens’ offices and customer sites.

Sapiens partners with several system integration and consulting firms to achieve scalable, cost-effective implementations for Sapiens’ customers. Sapiens has developed an efficient, repeatable methodology that is closely aligned with the unique capabilities of Sapiens’ solutions.

Sales and Marketing

Sapiens’ main sales channel is direct sales, with a small portion of partner sales. Sapiens’ sales team is dispersed across Sapiens’ regional offices in North America, the United Kingdom, Belgium, France, Israel, Australia, India, Poland and the Nordics. The direct sales force is geared to large organizations within the insurance and financial services industry.

As part of Sapiens’ sales process, Sapiens typically sells a package that includes license, implementation, customization and integration services, and training services. All of Sapiens’ clients for whom Sapiens has deployed Sapiens’ solutions elect to enter into an ongoing maintenance and support contract with Sapiens. Sapiens aims to expand its distribution model to include more channel partners and system integrators, but it intends to maintain the direct sales model as its prime distribution channel.

In 2017, Sapiens continued to significantly invest in Sapiens’ target regions – North America, Europe, Asia Pacific and South Africa – and its sales, presales, domain experts and marketing personnel. Sapiens anticipates that its sales team will leverage their proximity to customers and prospective clients to drive more business, and offer Sapiens’ services across Sapiens’ target markets.

Sapiens’ account managers were focused on building ongoing relationships with existing customers during the past year, to maintain a high level of customer satisfaction and identify up-selling opportunities within these organizations. Sapiens believes that a high level of post-contract customer support is important to Sapiens’ continued success.

Sapiens attends major industry trade shows to improve its visibility and its market recognition. Additionally, it hosts client conferences– such as its annual Sapiens Client Conference, which took place in Gouvieux, France in October 2015, in North Atlanta, U.S. in September 2016 and in Lisbon, Portugal in October 2017. In addition, StoneRiver hosts an annual customer summit in the U.S., which took place in Amelia Island, FL in 2015 and Tucson, AZ in 2016– that are intended to strengthen Sapiens’ relationships with its existing customer base. Sapiens continues investing in its web presence and digital marketing activities to generate leads and enhance its brand recognition. Sapiens maintains a blog channel (“Sapiens Spotlight”). It also invests in its working relationships and advisory services within the global industry-analyst community.

Sapiens works together with standards providers – such as ACORD and MISMO– to further enrich Sapiens’ offerings and provide its customers with comprehensive and innovative solutions that address the entire breadth of their business needs.

Geographically, Sapiens derived 40.7%, 44.9%, 6.7% and 7.7% of its revenue from North America, Europe, Asia-Pacific and South Africa regions, respectively, in the year ended December 31, 2017, and 34.4%, 49.6%, 14.0%, and 2.0%, from those regions, respectively, in the year ended December 31, 2016.

Magic Software

Magic Software Enterprises Ltd. is a global provider of: (i) proprietary application development and business process integration platforms; (ii) selected packaged vertical software solutions; as well as (iii) a vendor of software services and IT outsourcing software services. Magic Software’s technology is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, its technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. With respect to software services and IT outsourcing services, Magic Software offers a vast portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services, cloud computing for deployment of highly available and massively-scalable applications and API’s and supplemental outsourcing services. In addition, Magic Software offers a variety of proprietary comprehensive packaged software solutions through certain of our subsidiaries for (a) revenue management and monetization solutions in mobile, wireline, broadband and mobile virtual network operator/enabler, or MVNO/E (“Leap”); (b) enterprise management systems for both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless electronic data interchange, or EDI communications, dangerous goods, special handling, track and trace, security to billing (“Hermes”); (iii) enterprise human capital management, or HCM, solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making (“HR Pulse”); (iv) comprehensive systems for managing broadcast channels in the area of TV broadcast management through cloud-based on-demand service or on-premise solutions; and (vi) enterprise-wide and fully integrated medical platform (“Clicks”), specializing in the design and management of patient-file oriented software solutions for managed care and large-scale health care providers. This platform allows providers to securely access an individual’s electronic health record at the point of care, and it organizes and proactively delivers information with potentially real time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

Based on Magic Software’s technological capabilities, its software solutions enable customers to respond to rapidly-evolving market needs and regulatory changes, while improving the efficiency of their core operations. Magic Software have approximately 2,000 employees and operate through a network of over 3,000 independent software vendors, or ISVs, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use Magic Software’s products and services.

Magic Software’s software technology platforms consist of:

●	Magic xpa – a proprietary application platform for developing and deploying business applications.
●	AppBuilder – a proprietary application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.
●	Magic xpi – a proprietary platform for application integration.
●	Magic xpc – hybrid integration platform as a service (iPaaS).

These software solutions enable Magic Software’s customers to improve their business performance and return on investment by supporting cost-effective and rapid delivery integration of business applications, systems and databases. Using Magic Software’s products, enterprises and MSPs can achieve fast time-to-market by rapidly building integrated solutions and deploy them in multiple environments while leveraging existing IT resources. In addition, Magic Software’s software solutions are scalable and platform-agnostic, enabling its customers to build software applications by specifying their business logic requirements in a high-level language rather than in computer code, and to benefit from seamless platform upgrades and cross-platform functionality without the need to re-write their applications. Magic Software’s platforms also support the development of mobile applications that can be deployed on a variety of smartphones and tablets, and in a cloud environment. In addition, Magic Software continuously evolves its platforms to include the latest technologies to meet the demands of its customers and the markets in which they operate.

Magic Software’s software solutions enable enterprises to accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications that can be rapidly customized to meet current and future needs. Its software solutions and complementary professional services empower customers to dramatically improve their business performance and return on investment by enabling the cost-effective and rapid delivery, integration and mobilization of business applications, systems and databases. Its technology and solutions are especially in demand when time-to-market considerations are critical, budgets are tight, and integration is required with multiple platforms or applications, databases or existing systems and business processes, as well as for RIA and SaaS applications. Magic Software’s technology also provides the option to deploy our software capabilities in the cloud, hosted in a web services cloud computing environment. We believe these capabilities provide organizations with a faster deployment path and lower total cost of ownership. Magic Software’s technology also allows developers to stage multiple applications before going live in production.

Development communities are facing high complexity, cost and extended pay-back periods in order to deliver cloud, RIAs, mobile and SaaS applications. Magic xpa, AppBuilder, Magic xpi and Magic xpc provide MSPs with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and speed time-to-market. Magic Software’s solutions are comprehensive and industry proven. These technologies can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application modernization and process automation solutions, to enterprise spanning service-oriented architecture, or SOA, migrations and composite applications initiatives. Unlike most competing platforms, Magic Software offer a coherent and unified toolset based on the same proven metadata driven and rules-based declarative technology. Its low-code, metadata platforms consist of pre-compiled and pre-written technical and administrative functions, which are essentially ready-made business application coding that enables developers to bypass the intensive technical code-writing stage of application development and integration, concentrate on building the correct logic for their apps and move quickly and efficiently to deployment. Through the use of metadata-driven platforms such as Magic xpa, AppBuilder, Magic xpi and Magic xpc, software vendors and enterprise customers can experience unprecedented cost savings through fast and easy implementation and reduced project risk.

Magic Software’s software technology solutions include application platforms for developing and deploying specialized and high-end large-scale business applications and integration platforms that allow the integration and interoperability of diverse solutions, applications and systems in a quick and efficient manner. These solutions enable its customers to improve their business performance and return on investment by supporting the affordable and rapid delivery and integration of business applications, systems and databases. Using Magic Software’s software solutions, enterprises and ISVs can accelerate time-to-market by rapidly building integrated solutions, deploying them in multiple environments while leveraging existing IT resources. In addition, its solutions are scalable and platform-agnostic, enabling Magic Software’s customers to build solutions by specifying their business logic requirements in a commonly used language rather than in computer code, and to benefit from seamless platform upgrades and cross-platform functionality without the need to re-write applications. Magic Software’s technology also enables future-proof protection and supports current market trends such as the development of mobile applications that can be deployed on a variety of smartphones and tablets, and cloud environments.

In addition, Magic Software also offers a variety of vertical-targeted products that are focused on the needs and requirements of specific growing markets. Certain of these products were developed utilizing Magic Software’s application development platform.

Magic Software’s vertical software solutions include:

●	Clicks, offered by Magic Software’s Roshtov subsidiary: The Clicks is a proprietary comprehensive core software solution for medical record information management systems, used in the design and management of patient-file for managed care and large-scale healthcare providers. The platform is connected to each provider clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers;
●	Leap™, offered by Magic Software’s Formula Telecom Solutions subsidiary: The Leap™ is a proprietary comprehensive core software solution for BSS, including convergent charging, billing, customer management, policy control, mobile money and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries;

●	Hermes Solution, offered by Magic Software’s Hermes Logistics Technologies Ltd. subsidiary: The Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Hermes software covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. The Hermes solution is delivered on a licensed or fully hosted basis. Hermes recently supplemented its offering with the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools;
●	HR Pulse, offered by Magic Software’s Pilat NAI, Inc. and Pilat Europe Ltd. subsidiaries: The Pulse (now in its 10th release) is a proprietary tool for the creation of customizable HCM solutions quickly and affordably. It has been used by Pilat to create products, such as Pilat Frist and Pilat Professional, that provide “out of the box” SaaS solutions for organizations that implement Continuous Performance and/or Talent Management, and
●	MBS Solution, offered by Magic Software’s Complete Business Solutions Ltd. subsidiary: MBS Solution is a proprietary comprehensive core system for managing TV broadcast channels.

In addition, Magic Software provides a broad range of advanced IT software professional services and IT outsourcing services in the areas of infrastructure design and delivery, end-to-end application development, technology planning and implementation services, cloud computing for deployment of highly available and massively-scalable applications and APIs, as well as supplemental IT outsourcing services to a wide variety of companies, including Fortune 1000 companies. The technical personnel Magic Software provides generally supplement in-house capabilities of its customers. Magic Software has extensive and proven experience with virtually all types of telecom infrastructure technologies in wireless and wire-line as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services.

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

In March 2016, Magic Software released Magic xpa version 3.1 of its Magic xpa Application Platform, incorporating feedback from the field to bring Magic Software’s customers additional value in terms of simplifying app modernization, accelerating enterprise mobile app development and maximizing end user adoption. This release included end user customization capabilities, an enhanced UI, and a new Upgrade Manager.

In November 2016, Magic Software released Magic xpa version 3.2. The Magic xpa 3.2 release included new Windows 10 mobile client and iOS 10 support for expanded mobile options; UX and productivity improvements; a Web Services Gateway providing support for n-tiered application architecture; a new Compare and Merge Tool; improvements to the Upgrade Manager utility and additional backward compatibility features.

During 2016, Magic xpa was listed in three of Gartner’s Market Guide Reports for: Rapid Mobile App Development Tools; Application Platforms and High Productivity Development Tools. In addition, Magic xpa was listed in Forrester’s Vendor Landscape, “The Fractured Fertile Terrain of Low Code Application Platforms.”

In November 2017, Magic Software announced the release date of its newest cutting-edge Web development tool, a full Web client, for Magic xpa Application Platform. By entering the Composite Web Application market, Magic Software addressed its customers’ and partners’ need for Single Web Application development, providing its loyal customers with access to the newest and most advanced programing frameworks, enabling them to leverage these new capabilities to quickly and efficiently develop high-quality applications. The new HTML5 Web client, based on Google’s popular open source Angular framework, will become commercially available in June 2018, providing Magic Software’s developer community with advanced capabilities to develop highly-responsive and device-agnostic Web applications. In addition, Magic Software plans to enable Web services to be consumed and provided via Apache Axis2, which will provide its customers a modern state-of- the-art Web services framework. In addition, Magic Software further modernized its Integrated Development Environment (IDE) by moving toward a full-fledged Visual Studio-based studio, offering its users an even more intuitive and user-friendly experience.

Magic Software’s new enhancements will also include a 64-bit based engine, support for cloud databases and easy usage of JSON files. The product will also provide a more seamless and easier integration with Java, similar to the already existing integration with .NET, making the Magic xpa platform even more robust.

During 2017, Magic xpa was listed in Gartner’s Market Guide for Application Platforms report. In addition, Magic xpa was listed in the Forrester Wave™ for Mobile Low-Code Development Platforms.  During 2016, Magic xpa was listed in three of Gartner’s Market Guide Reports for: Rapid Mobile App Development Tools; Application Platforms and High Productivity Development Tools. In addition, Magic xpa was listed in Forrester’s Vendor Landscape, “The Fractured Fertile Terrain of Low Code Application Platforms.”

AppBuilder Application Platform is a proprietary development environment used for managing, maintaining and reusing complicated applications needed by large businesses. It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily on legacy systems. Enterprises using AppBuilder can build, deploy and maintain large-scale custom-built business applications for years without being dependent on any particular technology. The AppBuilder deployment environments include IBM mainframe, Unix, Linux and Windows. AppBuilder is intended to increase productivity and agility in the creation and deployment of enterprise class computing.

AppBuilder follows the 4GL development paradigm to help enterprises focus on the business needs and definition and overlook technical hurdles. AppBuilder developers define the business roles and prior to deployment the code is generated from the development environment to the required run time environment. Several large MSPs have utilized AppBuilder to build state-of-the-art applications that are deployed through many large customers.

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

Magic xpi allows the integration and interoperability of diverse solutions, including legacy applications, in a quick and efficient manner. In January 2010, Magic Software released Magic xpi 3.2 and since then it has continued to develop the Magic xpi channel. Magic Software has entered into agreements with additional system integrators, consultancies and service providers, who acquired Magic xpi skills and offer Magic xpi licenses and related services to their customers. Magic Software also offers special editions of Magic xpi with optimized and certified connectors for specific enterprise application vendor ecosystems, such as SAP, Oracle JD Edwards, Microsoft SharePoint and Salesforce.com. These special editions contain specific features and pricing tailored for these market sectors.

In 2015, Magic xpi was awarded the Integrate 2015 award for Top Innovator for Integration Middleware.

In June 2016, Magic Software released version 4.5 of its Magic xpi Integration Platform, designed to make digital transformation and IoT projects easier. Magic xpi 4.5 included a fresh Microsoft® Visual Studio®-based UI with enhanced productivity features, expanded out-of-the-box connectivity including an MQTT adapter, and a Connector Builder that lets users quickly build their own full-featured reusable connectors. Magic xpi 4.5 had expanded connectivity capabilities and robust in-memory computing architecture to help the execution of business-critical digital transformation and IOT projects.

In March 2017, Magic Software released Magic xpi version 4.6 with enhancements including a New ServiceMax connector for quick and easy connectivity with ServiceMax, a New OData client connector for easy connectivity to ecosystems exposing services via this open standardized protocol, a SAP Business One connector verified for SAP Business One HANA and support for additional services and new and improved functionalities to Magic Software’s existing MS Dynamics CRM connector:

In August 2017, Magic Software’s Magic xpi integration platform was recognized by the analyst firm Ovum as a well-positioned integration platform that is a good option for small-and medium-size enterprises. In addition, Magic xpi was listed in 2017 in 10 Gartner reports including three Market Guides for Application Integration Platforms, HIP-Enabling Technologies and IoT Integration.

In December March 20172018, Magic Software released Magic xpi version 4.7 with a new OData Provider connector, Active Directory Federation Services (ADFS) support for the SharePoint Online (MOSS) connector. This version provides the ability to write new connectors based on Magic xpa Application Platform’s runtime technology and multiple features to improve programming productivity, such as visual indicators of data flow status and an enhanced monitor to provide an even more accurate bird’s eye view of all running projects.

Magic xpc Integration Platform

In November 2017, Magic Software announced the expansion of its integration offering with the launch of Magic xpc, a hybrid integration platform as a service (IPaaS), which enables customers to accelerate digital transformation on the cloud, on-premises or on both.

Magic xpc is powered by its out-of-the-box integration connectors for mainstream business applications, databases, protocols and tools for building custom integrations. Magic Software’s iPaaS platform was built using node.JS and docker technology. Magic xpc users can monitor their integration flows and create and manage alerts from a single interface. Built on top of open-source components with no cloud vendor lock-in, Magic xpc is available on both public and private cloud platforms including, Amazon Web Services, Azure, and Google Cloud.

Magic Software - vertical-software solutions

●	Clicks. Magic Software markets Clicks™ through its Roshtov subsidiary, which has three decades of proven experience based on its proprietary comprehensive core software solution for medical record information management systems, used in the design and management of patient-file for managed care and large-scale healthcare providers. The platform, which can be tailor-made to the specific needs of the healthcare providers is connected to the clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

All of Magic Software’s clients that buy or subscribe to its Clicks software solutions also enter into software support agreements with us for maintenance and support of their medical record management systems. In addition to immediate software support in the event of problems, these agreements allow clients to access new releases covered by support agreements. In addition, each client has 12-hour access, six days a week (6 hours on Friday) to the applicable call-center support teams.

Roshtov’s employs a team of 30 research and development specialists that together with its clients create a future where the health care system works to improve the well-being of individuals and communities. Roshtov’s proven ability to innovate has led to what we believe to be an industry leading architectures and a breadth and depth of solutions and services.

There are four healthcare service providers in Israel, two (Maccabi Healthcare Services and Clalit) of which are the largest healthcare providers in Israel and are our customers since the early 1990’s, and which account for 77% of the Israeli market.

●	Leap. Magic Software markets Leap™ through its FTS subsidiary, which has over 20 years of BSS experience, based on dozens of projects delivered to customers worldwide. Magic Software implements revenue management and monetization solutions in mobile, wireline, broadband, MVNO/E, payments, e-commerce, M2M / Internet of Things, mobile money, cable, cloud and content markets under the brand name of Leap™.

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

●	HR Pulse. HR Pulse, which is now in its 10th release, is a proprietary platform that creates and customizes software applications for HCM, with the goal to combine technology with effective processes, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making, resulting in increased organizational efficiency and effectiveness. HR Pulse addresses four distinct functional areas with the ability to also work as one consolidated system:

●	Performance and goal management
●	Development management
●	Talent management and succession planning
●	Compensation and merit review

Magic Software’s offering includes customizable “out-of-the-box” HCM SaaS Solutions, such as Pilat Frist and Pilat Professional, which provide a menu of templates that can be used to affordably and expeditiously create customized HCM solutions for companies.  The HR Pulse platform promotes the building and implementation of solutions that address broader business challenges as well. Such offerings include 360 degree feedback, employee surveys, leadership and management development, coaching and job evaluation.

●	Hermes. Hermes has been developing and evolving cargo management systems for the air cargo industry since 2002. Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Hermes software covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Over the last 10 years Hermes systems have been implemented in over 70 terminals on five continents, providing efficient and accurate handling of more than 5 million tons of freight annually. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. Customers include independent ground handlers, airlines with a cargo arm, hubs belonging to an individual airline or those catering to a number of airlines transiting cargo to additional destinations. The Hermes solution is delivered on a licensed or fully hosted basis. Hermes recently supplemented its offering with the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools.

Product-Related Services

Professional Services. Magic Software offers fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design. Consulting services are aimed at generating both additional revenues and ensuring successful implementation of Magic xpa, Appbuilder, Magic xpi and Magic xpc projects through knowledge transfer. As part of management efforts to focus on license sales, Magic Software’s goal is to provide such activities as a complementary service to its customers and partners. We believe that the availability of effective consulting services is an important factor in achieving widespread market acceptance.

Services are offered as separately purchased add-on packages or as part of an overall software development and deployment technology framework. Over the last several years, Magic Software has built upon its established global presence to form business alliances with MSPs that use Magic Software technology to develop solutions for their customers, and with distributors to deliver successful solutions in focused market sectors.

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

Magic Software - IT Services

Magic Software’s IT services offerings consist of a variety of professional services that can be grouped into integration and other IT services. Magic Software’s integration services include:

●	Infrastructure analysis, design and delivery - management of complex, tailor-made projects and telecom infrastructure projects in wireless and wire-line as well as IT consulting services, mainly for the defense and public sectors.

●	Technology consulting and implementation services - planning and execution of end-to-end, large-scale, complex solutions in networking, cyber security, command & control and high performance transaction systems.
●	Application development – Magic Software specializes in end-to-end projects that feature an array of technologies, from development and implementation of concepts for startups to overall responsibility for the development of systems for large enterprises. Magic Software’s development services include development of on-premise, mobile and cloud applications as well as Embedded and real time software development.

With more than 1,400 experts and hundreds of projects gone live in a variety of advanced technologies in the U.S., Europe and Israel, Magic Software has developed significant expertise and accumulated vast experience in integration projects. Such projects are typically more complex and require a high level of industry knowledge and highly skilled professionals. Magic Software’s integration expertise, as well as its global reach allows it to deliver comprehensive, value added services to its customers. Its IT services customers include major global telecoms, OEMs and engineering, furnish and installation service companies.

Strategic Consulting and Outsourcing Services

Magic Software provides a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, cloud computing, as well as supplemental outsourcing services. Its wholly-owned subsidiaries, Fusion Solutions LLC, Xsell Resources Inc., Allstates Consulting Services LLC, Futurewave Systems, INC., the Comm-IT Group, Infinigy Solutions LLC., Comblack Ltd. and Shavit Software (2009) Ltd. provide advanced IT consulting and outsourcing services to a wide variety of companies including Fortune 1000 companies. Magic Software’s technical personnel generally supplement the in-house capabilities of its customers. Its approach is to make available a broad range of technical personnel to meet the requirements of its customers rather than focusing on specific specialized areas. Magic Software has extensive knowledge of and has worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Its consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and IT areas and with a substantial and a growing database of telecom talent, Magic Software can rapidly respond to a wide range of requirements with well qualified candidates. Its customer list includes major global telecoms, OEMs and engineering, furnish and installation service companies. Magic Software has built long-term relationships with its customers by providing expert telecom talent. Magic Software provides individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, Magic Software configures teams of technical consultants for assigned projects at its customers’ sites.

Sales, Marketing and Distribution

Magic Software sells its solutions globally through its own direct sales representatives and offices and through a broad sales distribution network, including independent country distributors, independent service vendors that use Magic Software’s technology to develop and sell solutions to their customers, and system integrators. Magic Software also offers software maintenance, support, training, and consulting services in connection with its products, thus aiding the successful implementation of projects and assuring successful operation of the platforms once installed. Magic Software sells its integration solutions to customers using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400), Oracle JD Edwards, Microsoft SharePoint, Microsoft Dynamics, SugarCRM and other eco-systems. As such, Magic Software enjoys a well-diversified client base across geographies and industries including oil & gas companies, telecommunications groups, financial institutions, healthcare providers, industrial companies, public institutions and international agencies.

As of December 31, 2017, Magic Software had approximately 117 sales personnel, including a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support its sales force.

Direct Sales. For Magic xpa and AppBuilder, Magic Software’s direct sales force pursues software solution providers and enterprise accounts. Magic Software’s sales personnel carry out strategic sales with a direct approach to decision makers, managing a constantly monitored consultative type of sales cycle. Magic xpi and Magic xpc are mostly sold through indirect channels and through Magic Software’s ecosystem business relationships, but Magic Software has some direct customers with integration needs.

Indirect Sales. Magic Software maintains an indirect sales channel, through its ecosystem business relationships, as well as through system integrators, value added distributors and resellers, OEM partners, as well as consultancies and service providers. Magic Software maintains an indirect sales channel for Magic xpa through MSPs and system integrators, who use its application and integration platforms to develop and deploy different applications for sale to their end-user customers.

Distributors. In general, Magic Software distributes its products through regional non-exclusive distributors in those countries where it does not have a sales office. A regional distributor is typically a software marketing organization with the capability to add value with consulting, training and support. Distributors that are also MSPs are generally responsible for the implementation of both Magic Software’s application platform and business and process integration suite and localization into the distributors’ native languages. The distributors also translate Magic Software’s marketing literature and technical documentation. Distributors must undergo Magic Software’s program of sales and technical training. Marketing, sales, training, consulting, product and customer support are provided by the local distributor. Magic Software is available for backup support for the distributors and for end-users. In coordination with the local subsidiaries and distributors, Magic Software also provides sales support for large and multinational accounts. Magic Software has 44 distributors in Europe, Latin America and Asia, many of whom are also MSPs.

VARs. In general, Magic Software resells its products through VARs that extend their capabilities with its offerings. These include SAP VARs.

Michpal

Michpal, an Israeli registered company, is a developer of proprietary, on-premise payroll software solution for processing traditional payroll stubs to Israeli enterprises and payroll service providers. Michpal also developed several complementary modules such as attendance reporting, which are sold to its customers for additional fees. As of December 31, 2017, Michpal serves approximately 8,000 customers, most of which are long-term customers.

As part of its payroll software solution Michpal allows the preparation of employee paychecks, pay statements, supporting journals, summaries, and management reports and supports monthly and year-end regulatory and legislative payroll tax statements and other forms such as payroll social and income taxes, to its clients and their employees. In addition, Michpal enables its clients to connect to certain major enterprise resource planning (“ERP”) applications with a certified connector

In January 2018, Michpal released its new product and a new service line – “Michpal Pension” and “Michpal PensionPlus”. These solutions enable all Israeli employers to digitally report their employees’ pension fund payments to their respective pension funds as required by Israeli law (this requirement took effect on February 1, 2018 for employers who employ more than 21 employees and on February 1, 2019 for employers with no more than 20 employees.

InSync

InSync is a US based national supplier of employees to Vendor Management Systems (VMS) Workforce Management Program accounts. InSync specializes in providing professionals in the following areas; Accounting and Finance, Administrative, Customer Service, Clinical, Scientific and Healthcare, Engineering, Manufacturing and Operations, Human Resources, IT Technology, LI/MFG, and Marketing and Sales. With an experienced team of IT recruiters, InSync can rapidly respond to a wide range of requirements with well-qualified candidates. InSync currently supports more than 30 VMS program customers with employees in over 40 states.

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

Homeland Security Solutions (HLS)

TSG’s field proven homeland security solutions maximize safety and security while minimizing threats. TSG provide its clients with paramount technologies ranging from emergency management and Chemical, biological, radiological and nuclear defense (CBRN) systems, to rescue & special operations and smart and safe city solutions.

Supporting Tools:

TSG offers a variety of supporting system and solutions, providing dynamic and customizable field proven applications for in the following verticals:

●	Facility Management
●	Recording and Debriefing systems
●	Trainers and Simulators
●	Mapping Engines

Geographical Distribution of Revenues

The following table summarizes our consolidated revenues classified by geographic regions of our customers, for the periods indicated:

	Year ended December 31,
	2016	2017

Israel	$663,341	$846,298
International:
United States	283,297	322,892
Europe	115,444	131,025
Africa	2,296	24,370
Japan	38,310	15,763
Other (mainly Asia pacific)	5,933	14.791

Total	$1,108,621	$1,355,139

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

We face competition, both in Israel and internationally, from a variety of companies, including companies with significantly greater resources than us who are likely to enjoy substantial competitive advantages, including:

●	longer operating histories;
●	greater financial, technical, marketing and other resources;
●	greater name recognition;
●	well-established relationships with our current and potential clients; and
●	a broader range of products and services.

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

Sapiens’ competitors in the insurance software solutions market differ based on the size, geography and line of business in which it operates. Some of its competitors offer a full suite of services, while others only offer one module; some operate in specific (domestic) geographies, while others operate on a global basis. In addition, delivery models vary, with some competitors keeping delivery in-house, or using IT outsourcing (ITO) or business process outsourcing (BPO).

The complex requirements of this market create a high barrier to entry for new players. As for existing players, these requirements have led to a marked increase in M&A transactions in the insurance software solutions sector, since small, local vendors have not been able to sustain growth without continuing to fund their R&D departments and follow the globalization trend of their customers.

Examples of Sapiens’ primary competitors are:

●	Global software providers with their own IP;
●	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry;
●	BPO providers who offer end-to-end outsourcing of insurance carriers business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase Sapiens’ solutions for this purpose);
●	Internal IT departments, who often prefer to develop solutions in-house; and
●	New insurtech companies with niche solutions.

 With respect to Sapiens DECISION, we believe that Sapiens is considered a pioneer in its disruptive market landscape. Since the introduction of Sapiens’ innovative approach to enterprise architecture to the market, Sapiens has identified only a small number of potential competitors.

We differentiate Sapiens from its potential competitors through the following key factors:

●	We believe that Sapiens DECISION is the only solution that offers a true separation of the business logic in a decision management system for large enterprises – and that is currently generally available and already in production.
●	Sapiens DECISION is unique in its proven ability to support complex environments, with full audit trail and governance that is crucial for large financial services organizations.
●	Sapiens understands complex environments where DECISION is deployed due to its experience delivering complex, mission-critical solutions.

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

More and more enterprises prefer to integrate their applications using integration platform as a service (iPaaS) technology and for this purpose Magic Software launched its new Magic xpc, a hybrid iPaaS solution.

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

With respect to Michpal, the market in which it operates is very fragmented and among its current competitors in the Israeli market in which it operates are mainly Hilan, MalamTeam, Tamal, Synel, Oketz systems and others.

Our goal is to maintain our technological advantages, time to market and worldwide sales and distribution network. We believe that the principal competitive factors affecting the market for our products include developer productivity, rapid results, product functionality, performance, reliability, scalability, portability, interoperability, ease-of-use, demonstrable economic benefits for developers and users relative to cost, quality of customer support and documentation, ease of installation, vendor reputation and experience, financial stability as well as intuitive and out-of-the-box solutions to extend the capabilities to effectively manage their operations and reduce their business risks in the face of changing business environments.

Seasonality

Even though not significantly reflected in our financial results, traditionally, the first and third quarters of the fiscal year have tended to be slower quarters for some of our subsidiaries and our affiliated companies and the industries in which they operate. The first quarter usually reflects a decline following a highly active fourth quarter during which companies seek to complete transactions and projects and utilize budgets before the end of the fiscal year. The relatively slower third quarter reflects reduced activities during the summer months in many of the regions where our customers are located and also reflects the Jewish national holidays in Israel.

In addition, our quarterly results are also influenced by the number of working days in each period. In Israel. For example, during the Jewish holidays period (typically at the end of the third quarter and beginning of the fourth quarter or at the end of the first quarter and beginning of the second quarter), when the number of working days is lower, we tend to see a decrease in our revenues which may impact our quarterly results. Following are the number of standard working hours in each quarter in the Israeli market, which accounts for approximately 60% of our annual revenues:

	1st quarter	2nd quarter	3rd quarter	4th quarter

2017	585.0	532.5	571.5	567.0

2018	576	559.5	539.5	585

2017	26%	24%	25%	25%

2018	25%	25%	24%	26%

In 2017, the second and, to a lesser extent, the fourth quarters were negatively impacted by the reduced billable hours as a result of the Jewish holiday periods. In 2018, we expect seasonality due to the Jewish holiday periods to adversely impact the second and third quarters.

The following table presents our revenues allocation per quarter in 2017 and 2016 (in percentage):

	1st quarter	2nd quarter	3rd quarter	4th quarter

2017	23.0%	24.3%	25.7%	27.0%

2018	23.6%	23.4%	25.7%	27.3%

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

Further, although we believe that there are currently adequate replacements for the third-party technology that we presently use and distribute, the loss of our right to use any of this technology could result in delays in producing or delivering affected products until equivalent technology is identified, licensed or otherwise procured, and integrated. Our business would be disrupted if any third party technology we license from others or functional equivalents of that technology were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required either to attempt to redesign our products to function with technology available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in product sales and the release of new product offerings. Alternatively, we might be forced to limit the features available in affected products. Any of these results could harm our business and impact our results of operations.

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

Intellectual Property Rights

Sapiens holds one patent and one patent application relating to decision management technology used in the Sapiens Decision solution. In the first quarter of 2017, Sapiens acquired StoneRiver. The acquisition of StoneRiver included the acquisition of 25 registered trademarks, one issued patent and one patent application. In the first quarter of 2018 Sapiens acquired Adaptik. Adaptik owns two registered patents. In accordance with industry practice, we do not otherwise hold any patents and rely upon a combination of trade secret, copyright and trademark laws and non-disclosure agreements, to protect our proprietary know-how. Our proprietary technology incorporates processes, methods, algorithms and software that we believe are not easily copied. Despite these precautions, it may be possible for unauthorized third parties to copy aspects of our products or to obtain and use information that we regard as proprietary. We believe that because of the rapid pace of technological change in the industry generally, patent and copyright protection are less significant to our competitive position than factors such as the knowledge, ability and experience of our personnel, new product development and ongoing product maintenance and support.

With respect to our defense sector activities, the IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, a majority of TSG’s revenues in 2017 was dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli government funds research and development, it usually acquires rights to data and inventions. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the product is purchased without development effort, we normally retain the principal rights to the technology. Subject to applicable law, regulations and contract requirements, TSG attempts to maintain its intellectual property rights and provide customers with the right to use the technology only for the specific project under contract

Regulatory Impact

The global financial services industry served in particular by Sapiens, Matrix and Michpal is heavily subject to government and market regulation, which is constantly changing. Financial services companies must comply with regulations such as the Sarbanes-Oxley Act, Solvency II, Retail Distribution Review (known as RDR) in the United Kingdom, the European Union General Data Protection Regulation, or GDPR (enforceable as of May 25, 2018), in the EU, the Dodd-Frank Act and other directives regarding transparency. In addition, many individual countries have increased supervision over local financial services companies. For example, in Europe, regulators have been very active, motivated by past financial crises and the need for pension restructuring. Distribution of insurance policies is being optimized with the increasing use of Bank Assurance (selling of insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Increased activity such as that in Europe would generally tend to have a positive impact on the demand for our software solutions and services; nevertheless, insurers are cautiously approaching spending increases, and while many companies have not taken proactive steps to replace their software solutions in recent years, many of them are now looking for innovative, modern replacements to meet the regulatory changes.

Matrix’s IT business is generally positively affected by regulatory reform and other regulatory changes with respect to banking, insurance and telecommunications in Israel, as such reforms and changes create demand for specific IT solutions, often in a set, short time frame. In particular, regulation on large financial institutions operating in the Israeli financial market is continuously increasing, as a means of reducing the risk associated with the activities of such financial institutions and increasing transparency and increases the demand for Matrix’s solutions for entities that become subject to such supervision. Banks’ entry into the sphere of offering advice with respect to pension, insurance and other financial products has also generated demand for Matrix’s IT solutions, given the increased supervision of the Israeli Securities Authority that is triggered by such activities, although the pace at which such demand has grown has been relatively slower. Enhanced disclosure requirements for banks and financial institutions in the Israeli market, such as those published with respect to the required capital liquidity of banks in Israel, have also been generating demand for new IT solutions that Matrix offers. Matrix’s business is also affected by changes in regulations of the U.S Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Commodity Futures Trading Commission, the National Futures Association, the Federal Energy Regulatory Commission, with respect to requirements relating to Know Your Customer, Customer Identification Programs, Anti-Money Laundering and Fraud Prevention.

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

The following table presents certain information regarding the control and ownership of our directly held investments in subsidiaries and affiliates, as of March 31, 2018.

Subsidiaries and affiliate	Country of Incorporation	Percentage of Ownership
Matrix IT Ltd.	Israel	49.2%

Sapiens International Corporation N.V.	Curaçao	48.1%

Magic Software Enterprises Ltd.	Israel	47.1%

Michpal Micro Computers (1983) Ltd.	Israel	100.0%

TSG IT Advanced Systems Ltd.	Israel	50.0%

InSync Staffing Solutions, Inc.	Delaware	90.1%

The common shares of Sapiens and the ordinary shares of Magic Software are traded on the NASDAQ Capital Market and the NASDAQ Global Select Market, respectively, and on the TASE, and the ordinary shares of Matrix are traded on the TASE.

D.	Property, Plants and Equipment

Formula’s headquarters, as well as the headquarters and principal administrative, finance, sales, marketing and research and development office of Magic Software, are located in Or-Yehuda, Israel, a suburb of Tel Aviv. Magic Software leases its and our office space, constituting approximately 23,841 square feet, under a lease which expires in June 2019. Magic Software has an option to terminate the lease agreement upon six months prior written notice. In addition, Magic Software leases office space in the United States, Europe, Asia and South Africa. In 2017, Magic Software’s rent costs totaled $2.7 million, in the aggregate, for all of its leased offices.

Matrix leases approximately 603,000 square feet of office space in Israel pursuant to leases which expire primarily in three to four years. This includes Matrix’s facility in Herzliya, which serves as Matrix’s corporate headquarters. In addition, Matrix leases an aggregate of approximately 61,350 square feet of office space in locations outside of Israel. The lease terms for the spaces that Matrix currently occupies are generally three to four years. In the year ended December 31, 2017, Matrix’s rent costs totaled $18.0 million, in the aggregate, for all of its leased offices.

Sapiens leases office space in Israel, the United States, India, Poland, South Africa, the United Kingdom, Latvia, China, Canada and Denmark. The lease terms for the spaces that Sapiens currently occupies are generally five to eleven years. Based on Sapiens’ current occupancy, it leases the following amount of space in the following locations: in Israel, approximately 135,100 square feet of office space; in the United States, approximately 93,600 square feet; in India, approximately 53,400 square feet; in Poland, approximately 48,100 square feet; in South Africa, approximately 42,300 square feet; in the United Kingdom, approximately 21,300 square feet; in Latvia, approximately 8,500 square feet; in China, approximately 2,900 square feet; in Canada, approximately 1,400 square feet; and, in Denmark, approximately 200 feet. Sapiens also occupies 10,243 square feet of office space in the United States that constitutes owned real property. In 2017, Sapiens rent costs totaled $7.4 million, in the aggregate, for all of its leased offices (which does not include office space leased by KnowledgePrice.com in Latvia, since it was acquired on December 27, 2017, or Adaptik, since it was acquired after December 27, 2017). Sapiens’ corporate headquarters are located in Israel and its core research and development activities are performed at its offices across Israel. The lease at Sapiens headquarters in Holon, Israel is for a term in excess of six remaining years and Sapiens holds an option to extend the term for additional five years.

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

Other than in our joint control in TSG in which each of we and Israeli Aerospace Industries Ltd. holds 50% of its voting power, we currently have effective control under IFRS 10 in each of our other investees, Matrix, Sapiens, Magic Software, Michpal and InSync despite the lack of absolute majority of voting power in Matrix, Magic Software and Sapiens. As a result of our effective control in these investees and in accordance with IFRS as of December 31, 2017, we consolidated their financial results with ours throughout the period covered by the financial statements included in Item 18 of this annual report. Prior to our transition to reporting under IFRS, we consolidated investees in which we held an equity interest only if we held a controlling interest in those companies. Under IFRS 10, we may consolidate entities in which we have effective control. For further information, please see Note 2(3) to our consolidated financial statements included in Item 18 of this annual report

Except for providing our investees with our management, technical expertise and marketing experience to help them create a consecutive positive economic impact and long-term value and direct their overall strategy through our active involvement, we do not conduct independent operations at our parent company level. Our operating results are, and have been, directly influenced by the business operations of our subsidiaries and affiliated company.

Our consolidated financial statements for the years ended December 31, 2016 and 2017 are prepared in accordance with IFRS. For all periods up to and including the year ended December 31, 2015, we had historically prepared our financial statements in accordance with U.S GAAP. In order to comply with requirements of the SEC related to our transition to IFRS, we set the date of transition as January 1, 2015 and retrospectively applied IFRS as of that date and for the year ended December 31, 2015. Accordingly, we have presented herein consolidated statements of financial position that comply with IFRS applicable as of January 1, 2015, in addition to as of December 31, 2015, 2016 and 2017. Our consolidated statements of profit or loss presented herein in IFRS cover the years ended December 31, 2016 and 2017, as well as the year ended December 31, 2015 (as adjusted from its prior preparation in accordance with U.S. GAAP).

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

Our functional and reporting currency

The currency of the primary economic environment in which our operations and certain of our subsidiaries are conducted is the dollar. Thus, our functional currency and that of certain of our subsidiaries is the dollar. We have elected to use the dollar as our reporting currency for all years presented.

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

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in equity.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of our financial statements required us, in certain circumstances, to make estimations, assumptions and judgments that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities within the reporting period. We have based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. More detailed descriptions of these policies are provided in Note 2 to our consolidated financial statements contained elsewhere in this annual report.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that we controlled (subsidiaries). Control is achieved when we are exposed, or have rights, to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Potential voting rights are considered when assessing whether an entity has control. In a situation when we hold less than a majority of voting rights in a given entity, but it is sufficient to unilaterally direct the relevant activities of such entity, then the control is exercised. When assessing whether our voting rights are sufficient to give us power, we consider all facts and circumstances, including: the size of our holding of voting rights relative to the size and dispersion of other vote holders; our potential voting rights and other shareholders or parties; rights arising from other contractual arrangements; significant personal ties and any additional facts and circumstances that may indicate that we have, or do not have the ability to direct the relevant activities when decisions need to be made, inclusive of voting patterns observed at previous meetings of shareholders.

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

Business combinations and goodwill:

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, we consider whether to measures the non-controlling interests in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree’s net identifiable assets.

Direct acquisition costs are carried to the statement of profit or loss as incurred.

In a business combination achieved in stages, equity interests in the acquiree that had been held by the acquirer prior to obtaining control are measured at the acquisition date fair value while recognizing a gain or loss resulting from the revaluation of the prior investment on the date of achieving control.

Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IAS 39, “Financial Instruments: Recognition and Measurement”. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement.

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

Investments accounted for using the equity method:

Our investments in associates and joint ventures are accounted for using the equity method. Associates are companies in which we have significant influence over the financial and operating policies without having control. An investment in an associate is accounted for using the equity method.

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

We perform ongoing credit evaluations on our customers. Under certain circumstances, we may require prepayment. An allowance for doubtful accounts is determined with respect to those amounts that we determine to be doubtful of collection. Provisions for doubtful accounts were recorded in general and administrative expenses.

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

Certain of our software license sales, mainly those consummated as part of an overall solution offered to a customer, may also include significant implementation and customization services, with respect to such sales, which are deemed essential to the functionality of the license. In addition, we also provide consulting services that are not deemed essential to the functionality of the license, as well as outsourcing IT services.

With respect to revenues that involve significant implementation and customization services to customer specific requirements and which are considered essential to the functionality of the product offered (for example when we sell software licenses as part of an overall solution offered to a customer that combines the sale of software licenses which includes significant implementation that is considered essential to the functionality of the license) whether generated by fixed-price or time-and-materials contracts we account for revenues for the services together with the software under contract, using the percentage-of-completion method. The percentage-of-completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion. This type of revenues is mainly included in our proprietary software products and related services, and software services, revenue streams.

The use of the percentage-of-completion method for revenue recognition requires the use of various estimates, including among others, the extent of progress towards completion, contract completion costs and contract revenue. Profit to be recognized is dependent upon the accuracy of estimated progress, achievement of milestones and other incentives and other cost estimates. Such estimates are dependent upon various judgments we make with respect to those factors, and some are difficult to accurately determine until the project is significantly underway. Progress is evaluated each reporting period. We recognize adjustments to profitability on contracts utilizing the percentage-of-completion method on a cumulative basis, when such adjustments are identified. We have a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenue and contract completion costs on our long-term contracts. However, due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates.

If our actual results turn out to be materially different than our estimates, or we do not manage the project properly within the projected periods of time or satisfy our obligations under the contract, project margins may be significantly and negatively affected, which may result in losses on existing contracts. Any such reductions in margins or contract losses in a large, fixed-price contract may have a material adverse impact on our results of operations

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

ii.	Revenues from sales, distribution and support of software products:

We recognize revenues from the sale of software (i) only after the significant risks and rewards of ownership of the software have been transferred to the buyer for which a necessary condition is delivery of the software, either physically or electronically, or providing the right to use or permission to make copies of the software, (ii) the amount of revenues can be measured reliably, (iii) it is probable that the economic benefits associated with the transaction will flow in to us and the costs incurred or to be incurred in respect of the transaction can be measured reliably, (iv) we do not retain any continuing management involvement that is associated with ownership and (v) do not retain the effective control of the sold software. We report income on a gross basis since we act as a principal and bear the risks and rewards derived from the transaction. In addition, we recognize revenues from providing software related services. When the stage of completion cannot be determined reliably, revenues are recognized on a straight-line basis over the agreement period.

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

Capitalized software costs are measured at cost less any accumulated amortization and any accumulated impairment losses on a product by product basis. Amortization of capitalized software costs begin when development is complete and the product is available for use. We consider a product to be available for use when we complete the internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements. Internal validation includes the completion of coding, documentation and testing that ensure bugs are reduced to a minimum. The internal validation of the product takes place a few weeks before the product is made available to the market. In certain instances, we enter into a short pre-release stage, during which the product is made available to a selected number of customers as a beta program for their own review and familiarization. Subsequently, the release is made generally available to customers. Once a product is considered available for use, the capitalization of costs ceases and amortization of such costs to “cost of sales” begins.

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 5-7 years, due to their high rates of acceptance, the continued reliance on these products by existing customers, and the demand for such products from prospective customers, all of which validate the Group’s expectations) which provides greater amortization expense compared to the revenue-curve method.

Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

We assess the recoverability of our capitalized software costs on a regular basis by assessing the net realizable value of these intangible assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life. During the years ended December 31, 2016 and 2017, no such unrecoverable amounts were identified.

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

Years

Customer relationship and acquired technology	3-15
Brand names	5
Backlog, non-compete agreements and other intangibles	1-10
Patent	10

Gains or losses arising from the derecognition of an intangible asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in the statement of profit or loss.

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

We assess the recoverability of our intangible assets on a regular basis by determining whether the amortization of the asset over its remaining useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2016 and 2017, no unrecoverable amounts were identified.

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

Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is our policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

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

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

The following criteria are applied in assessing impairment of these specific assets:

i.	Goodwill in respect of subsidiaries:

For the purpose of impairment testing, goodwill acquired in a business combination is allocated, at the acquisition date, to each of our cash-generating units that are expected to benefit from the synergies of the combination.

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

During the years ended December 31, 2016 and 2017, no impairment indicators were identified.

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

Put option granted to non-controlling interests:

When we grant to the holder of a non-controlling interest in our subsidiary a put option to sell part or all of their interest in that subsidiary during a certain period, on the date of grant, the non-controlling interest is classified as a financial liability under redeemable non-controlling interests.

We re-measure the financial liability at the end of each reporting period based on the estimated present value of the consideration to be transferred upon the exercise of the put option. If we have present ownership of the non-controlling interest, the non-controlling interest is accounted for as if it is held by us and changes in the amount of the liability are carried to profit or loss. If we do not have present ownership, the interest is accounted for using the partial recognition method. Accordingly, a portion of net profit attributable to non-controlling interests is still allocated to profit or loss but at the end of the reporting period the non-controlling interests are reclassified as a financial liability. The difference between non-controlling interest at the end of the reporting period and the present value of the liability is recognized directly in our equity, under “Adjustment to redeemable non-controlling interests”. If the option is exercised in subsequent periods, the consideration paid upon exercise is treated as settlement of the liability. If the option expires, the liability is settled and it is a portion of the investment in the subsidiary disposed of, without loss of control therein.

Disclosure of new standards in the period prior to their adoption

1.	IFRS 15, “Revenue from Contracts with Customers”:

IFRS 15, or the new Standard, was issued by the IASB in May 2014. The new Standard replaces IAS 18, “Revenue”, IAS 11, “Construction Contracts”, IFRIC 13, “Customer Loyalty Programs”, IFRIC 15, “Agreements for the Construction of Real Estate”, IFRIC 18, “Transfers of Assets from Customers” and SIC-31, “Revenue - Barter Transactions Involving Advertising Services”.

The new Standard introduces a five-step model that will apply to revenue earned from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract combination and accounting for contract modifications.

Step 2: Identify the separate performance obligations in the contract.

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

We have established for each of our subsidiaries an implementation team to analyze the potential impact the new Standard will have on our consolidated financial statements and related disclosures as well as on each of our subsidiaries’ business processes, systems and controls. This includes reviewing revenue contracts across all revenue streams and evaluating potential differences that would result from applying the requirements under the new Standard. We have adopted the new Standard on January 1, 2018 using the Modified Retrospective Adoption Transition Method.

We have completed our evaluation of the new Standard and identified that the main impact of the new Standard on our reporting relates to the way we account for term license arrangements and costs incurred for obtaining customer contracts. Specifically, under the current revenue standard, we recognize both the term license and maintenance revenues ratably over the contract period, whereas under the new Standard, term license revenues are recognized upfront, upon delivery, and the associated maintenance revenues are recognized over the contract period. We also considered the impact of IFRS 15 with respect to the treatment of incremental costs of obtaining a contract, such as sales commissions. Under our current accounting policy, sales commissions are expensed as incurred. The new Standard requires the capitalization of all incremental costs that we incur to obtain a contract with a customer that it would not have incurred if the contract had not been obtained, provided we expect to recover the costs.

We have applied the new Standard with respect to Sapiens’ existing contracts for term license which are not substantially completed as of January 1, 2018. As a result, we expect to record a decrease to our deferred revenues of approximately $1.5 million mainly from upfront recognition of license revenue from term licenses, an asset of approximately $0.6 million related to incremental costs to obtain contracts which is mainly due to sales commissions, and a decrease to our non-controlling interests of $0.5 million to account for our equity interest in Sapiens.

We have completed our evaluation of the new Standard and do not expect any other material change in our pattern of revenue recognition.

2.	IFRS 9, “Financial Instruments”

In July 2014, the IASB issued the final and complete version of IFRS 9, “Financial Instruments,” or IFRS 9, which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 mainly addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through profit or loss. It introduces a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss.

IFRS 9 is to be applied for annual periods beginning on January 1, 2018. Early adoption is permitted. We do not expect that the amendments to IFRS 9 will have a material impact on our consolidated financial statements.

3.	IFRS 16, “Leases”:

In January 2016, the IASB issued IFRS 16, “Leases,” or the new Standard. According to the new Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

According to the new Standard:

Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, “Leases”.

According to the new Standard:

-	Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, “Leases”.

-	Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expense separately.

-	Variable lease payments that are not dependent on changes in the Consumer Price Index (“CPI”) or interest rates, but are based on performance or use (such as a percentage of revenues) are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

-	In the event of change in variable lease payments that are CPI-linked, lessees are required to re-measure the lease liability and the effect of the re-measurement is an adjustment to the carrying amount of the right-of-use asset.

-	The new Standard includes two exceptions according to which lessees are permitted to elect to apply a method similar to the current accounting treatment for operating leases. These exceptions are leases for which the underlying asset is of low value and leases with a term of up to one year.

-	The accounting treatment by lessors remains substantially unchanged, namely classification of a lease as a finance lease or an operating lease.

The new Standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted provided that IFRS 15, “Revenue from Contracts with Customers”, is applied concurrently. For leases existing at the date of transition, the new Standard permits lessees to use either a full retrospective approach, or a modified retrospective approach, with certain transition relief whereby restatement of comparative data is not required.

We are evaluating the possible effects of the new Standard. However, at this stage, the Company is unable to quantify the impact on the financial statements.

4.	IFRIC 23 – “Treatment of uncertainty related to taxes on income”:

In June 2017, the IASB issued IFRIC 23, “Uncertainty over Income Tax Treatments” (the “Interpretation”). The Interpretation clarifies the rules of recognition and measurement of assets or liabilities in accordance with the provisions of IAS 12, “Income Taxes”, in situations of uncertainty involving income taxes. The Interpretation provides guidance on considering whether some tax treatments should be considered collectively, examination by the tax authorities, measurement to reflect uncertainty involving income taxes in the financial statements and accounting for changes in facts and circumstances underlying the uncertainty.

The Interpretation is to be applied in financial statements for annual periods beginning on January 1, 2019. Early adoption is permitted. Upon initial adoption, the Company will apply the Interpretation using one of two approaches:

-	Full retrospective adoption, without restating comparative data, by recording the cumulative effect through the date of initial adoption in the opening balance of retained earnings.

-	Full retrospective adoption including restatement of comparative data.

We are evaluating the possible impact of the adoption of the Interpretation but are presently unable to assess its effect, if any, on our financial statements.

A.	Operating Results

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

The following tables set forth certain data from our statement of profit or loss for the years ended December 31, 2016 and 2017, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included elsewhere in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

Statements of Profits or Loss
(U.S. dollars, in thousands)

	Year ended December 31,
	2016	2017

Revenues	1,108,621	1,355,139

Cost of revenues	849,840	1,058,316

Gross profit	258,781	296,823

Research and development expenses, net	22,328	39,853
Selling, marketing, general and administrative expenses	147,953	184,116

Operating income	88,500	72,854

Financial expenses	(17,594)	(29,916)
Financial income	6,008	8,749
Group’s share of earnings of companies accounted for at equity, net	349	1,124

Income before taxes on income	77,263	52,811
Taxes on income	21,163	13,371

Net income	$56,100	$39,440

Attributable to:
Equity holders of the Company	22,445	10,352
Redeemable non-controlling interests	2,125	3,671
Non-controlling interests	31,530	25,417

	$56,100	$39,440

Statement of Profits or Loss as a

Percentage of Revenues

	Year ended December 31,
	2016	2017

Revenues	100%	100%

Cost of revenues	77%	78%

Gross profit	23%	22%

Research and development expenses, net	2%	3%
Selling, marketing, general and administrative expenses	13%	14%

Operating income	8%	5%

Financial expenses	(2)%	(2)%
Financial income	1%	1%

Income before taxes on income	7%	4%
Taxes on income	2%	1%

Net income	5%	3%

Attributable to:
Equity holders of the Company	2%	1%
Redeemable non-controlling interests Non-controlling interests	3%	2%

	5%	3%

Revenues. Revenues in 2017 increased by 22.2%, from $1,108.6 million in 2016 to $1,355.1 million in 2017. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by 21.4%, from $835.4 million in 2016 to $1,013.8 million in 2017, and revenues from the sale of our proprietary software products and related services increased by 24.9%, from $273.2 million in 2016 to $341.4 million in 2017.

The increase in software services revenues was recorded across the following of our investees reporting under this revenue stream— Matrix, and Magic Software— and was primarily due to growth in their revenues as described below, as offset in part by a decrease in revenues recorded by Insync, which also reports under this revenue stream:

Matrix:

Matrix’s revenues increased from NIS 2,544.6 million (approximately $662.6 million) in 2016 to NIS 2,857.1 million (approximately $794.6 million) in 2017, reflecting an increase of 12.3% when measured in NIS, Matrix local currency (compared to 20.0% when measured in U.S dollars due to the devaluation of the U.S Dollar versus the NIS). The increase in Matrix’s revenues was due to an increase in almost all of Matrix’s principal areas of operations and due to the inclusion of Aviv Management Engineering (consolidated as of December 2016), and Network Infrastructure Technologies (consolidated as of October 2016) for the full year. The increase was primarily attributable to an increase of 13.8 % in Matrix’s software solutions and services in its Israeli business line from NIS 1,546.3 million (approximately $402.6 million) in 2016 to NIS 1,759.5 million (approximately $489.3 million) in 2017, an increase of 14.8% in Matrix’s computer infrastructure and integration solutions from NIS 418.5 million (approximately $109.0 million) in 2016 to NIS 480.5 million (approximately $133.6 million) in 2017 and an increase of 14.2% in Matrix’s Software solutions and services in the United States from NIS 286.4 million (approximately $74.6 million) in 2016 to NIS 327.0 million (approximately $90.6 million) in 2017.

Magic Software:

Magic Software’s revenues, reported under this revenue stream, increased by 35.8% from $141.1 million to $191.6 million, primarily attributable to (i) increased demand for the professional services offerings in Israel by Comblack IT Ltd, and in the U.S by all of our U.S subsidiaries’ and (ii) the inclusion of Shavit Software (2009) Ltd. (consolidated as of November 2016), Twingo Ltd., (consolidated as of August 2016) and Quickcode Ltd., (consolidated as of February 2016) for the full year’.

InSync:

InSync’s revenues decreased by 4.0% from $34.3 million in 2016 to $33.1 million.’

The increase in revenues from proprietary software products and related services was attributable in part to the inclusion for the first time of Michpal (consolidated as of January 2017) and to the following results involving Sapiens and Magic Software:

Sapiens:

Sapiens revenues increased from $216.2 million in 2016 to $269.2 million in 2017, reflecting an increase of 24.5%. The net increase in revenues of approximately $53 million for the year ended December 31, 2017 was attributable to additional revenues from entities acquired by Sapiens, which contributed $64.3 million towards that increase, primarily from StoneRiver, which Sapiens acquired in 2017. Sapiens’ revenues reflected organic growth of approximately $27.7 million in 2017 (excluding the impact of the specific factors described in the following sentence, which negatively impacted, and caused an overall decrease in our revenues from Sapiens existing customers), primarily due to implementation and professional services generated from Sapiens existing and new customers. Sapiens’ revenues in 2017 were offset, in part, by decreases in Sapiens’ revenues in amounts of $26.5 million due to cancelation of a development project with a significant customer in 2017, and $12.5 million attributable to the downsizing of Sapiens’ non-insurance and financial services activities in Japan in 2017.

In October 2017, Sapiens signed an agreement with a 10% shareholder of Sapiens Japan Co., its 90%-owned Japanese subsidiary, under which such shareholder’s independent company will separately provide all professional services requested by Sapiens’ customers in Japan. As a result of this arrangement, Sapiens’ revenues from non-insurance and financial professional services in Japan have begun to, and are expected to continue to, decrease significantly. In connection with this arrangement, Sapiens terminated all employment agreements of its Japanese subsidiary’s employees (most of whom were then hired by the shareholder’s new company). Despite the new arrangement, Sapiens will continue to provide maintenance services only to existing Japanese customers who had purchased licenses for its eMerge product.

Magic Software:

Magic Software’s revenues, reported under this revenue stream, increased by 13.3% from $57.1 million in 2016 to $64.6 million in 2017. The increase in Magic Software revenues was attributable to (i) anticipated software renewal lifecycle among some of its AppBuilder’s larger enterprise customers, (ii) increased demand for the Magic xpi Integration Platform, which grew by 51% compared to 2016 and (iii) the inclusion of Roshtov Software Industries Ltd (consolidated as of July 2016) in Magic Software’s consolidated results for 2017. Those factors were offset in part by a decrease in Magic Software’s revenues from its vertical packaged software solution Leap™ following a successful completion of a large project, and by a 6% decline in Magic xpa licenses sale.

A breakdown of our overall revenues into proprietary software products and related services and software services revenues for the years ended December 31, 2016 and 2017, the percentage those respective categories of revenues constituted out of our total revenues in those years, and the percentage change for each such category of revenues from 2016 to 2017, are provided in the below table:

	Year ended		Year-over	Year ended
	December 31, 2016		Year	December 31, 2017
	Revenues	Percentage	change	Revenues	Percentage
Revenue category	($ in thousands)

Proprietary software	273,235	24.65%	24.93%	341,350	25.19%
products and related services
Software services	835,386	75.35%	21.36%	1,013,789	74.81%

Total	1,108,621	100%	22.24%	1,355,139	100%

Revenues by geographical region

The dollar amount of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2016 and 2017, respectively, were as follows:

	Year ended December 31,
	2016	2017
	($ in thousands)
Israel	$663,341	$846,298
International:
United States	283,297	322,892
Europe	115,444	131,025
Africa	2,296	24,370
Japan	38,310	15,763
Other (mainly Asia pacific)	5,933	14.791

Total	$1,108,621	$1,355,139

Cost of Revenues. Cost of revenues consists primarily of wages, personnel expenses, other personnel-related expenses of software consultants, subcontractors and engineers, royalties and licenses payable to third parties, amortization of capitalized software, and hardware and other materials costs. Cost of revenues increased by 24.5% from $849.8 million in 2016 to $1,058.3 million in 2017. As a percentage of total revenues, costs of revenues in 2016 and 2017 were 76.7% and 78.1%, respectively.

Our proprietary software solutions and related services sales are generally characterized by a higher gross margin than sales of our software services. The cost of revenues for proprietary software solutions and related services increased from $149.2 million in 2016 to $201.3 million in 2017. As a percentage of our proprietary software solutions and related services revenues, costs of revenues for proprietary software solutions and related services increased to 59.3% in 2017 compared to 54.6% in 2016.

The cost of revenues for software services increased from $700.6 million in 2016 to $857.0 million in 2017. As a percentage of software services revenues, costs of revenues for software services in 2016 and 2017 remained relatively stable at 84.4% in 2017 compared to 83.9% in 2016.

The increase in our cost of revenues was attributable in part to the inclusion for the first time of Michpal (consolidated as of January 2017) and to the following increases involving Matrix, Sapiens and Magic Software:

Matrix:

Matrix’s cost of revenues increased by 20.9% from $560.4 million in 2016 to $677.7 million in 2017. The increase in absolute cost of revenues was related to the increase in Matrix’s revenues during the year ended December 31, 2017 relative to the year ended December 31, 2016. The level of Matrix’s cost of revenues as a percentage of its revenues has consistently increased slightly in recent years from 84% and 84.6% in 2015 and 2016, respectively, to 85.3% in 2017. The increase in Matrix’s cost of revenues as a percentage of its revenues as recorded in U.S. dollars was primarily attributable to continual increases in employee salaries in Israel and in the U.S.

Sapiens:

Sapiens’ cost of revenues increased by 35.0% from $130.2 million in 2016 to $175.8 million in 2017 (when measured in accordance with IFRS). Cost of revenues increased as a percentage of revenues during the year ended December 31, 2017, to 65.3% as compared to 60.2% during the year ended December 31, 2016. The increase in absolute cost of revenues of $45.6 million was primarily attributable to an increase in cost of revenues of acquired companies totaling $39.1 million. The increase of 5% in Sapiens’ cost of revenues as a percentage of revenues was primarily due to the cancelation of a project development with a high degree of profitability in 2016 that did not continue in 2017, which caused an increase of 4.1%in Sapiens’ cost of revenues as a percentage of its revenues, as well as from the appreciation of the New Israeli Shekel relative to the U.S. dollar, which resulted in an increase in cost of revenues as a percentage of revenues as recorded in U.S. dollars for the year ended December 31, 2017.

Magic Software:

Magic Software’s cost of revenues increased by 31.3% from $133.4 million in 2016 to $175.2 million in 2017. The increase in cost of revenues was primarily attributable to: (i) the inclusion of Roshtov Software Industries Ltd. for the full year (consolidated as of July 2016) and an increase in amortization costs of Roshtov Software Industries Ltd.’s acquired software, Clicks; (ii) an increase in amortization of capitalized software development costs related to Magic xpa and Magic xpi application development and integration platforms, (iii) the inclusion of Shavit Software (2009) Ltd. (consolidated as of November 2016), Twingo Ltd., (consolidated as of August 2016) and Quickcode Ltd., (consolidated as of February 2016) for the full year. The remaining increase in Magic Software’s cost of revenues was attributable to the increase in Magic Software’s revenues from IT consulting services.

Cost of revenues for the years ended December 31, 2017 and 2016 include insignificant amounts of stock-based compensation.

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

Research and development expenses, gross, increased from $32.1 million in 2016 to $49.4 million in 2017, mainly due to the R&D investments in our newly acquired entities (StoneRiver, Inc, KnowledgePrice.com, Roshtov Software Industries Ltd. and Michpal), which totaled $14.0 million, as well as to increased investment in research and development activities in support of the expansion of our offering of solutions in the year ended December 31, 2017. In 2017, we capitalized software costs of $9.6 million, compared to $9.8 million in 2016. Capitalization of software costs in 2016 and 2017 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and certain of its subsidiaries, Sapiens and certain of its subsidiaries and Michpal). Research and development expenses, net, increased from $22.3 million in 2016 to $39.9 million in 2019, mainly due to the factors described above.

As a percentage of revenues, research and development expenses, net, increased from 2.0% in 2016 to 2.9% in 2017. Research and development expenses for the years ended December 31, 2017 and 2016 include insignificant amounts of stock-based compensation.

Selling, Marketing General and Administrative Expenses. Selling, marketing, general and administrative, or SMG&A, expenses consist primarily of cost of salaries, severance and related expenses of sales, marketing, management and administrative employees, travel expenses, selling expenses, rent, utilities, communications expenses, expenses related to external consultants, depreciation, amortization and other expenses. Selling, marketing, general and administrative expenses increased from $148.0 million in 2016 to $184.1 million in 2017. As a percentage of revenues, SMG&A remained relatively stable at 13.6% in 2017 compared to 13.4% in 2016.

The increase in the cost of SMG&A was attributable in part to the inclusion for the first time of Michpal (consolidated as of January 2017), which accounted for $1.5 million of SMG&A expenses, and to the following increases involving Matrix, Sapiens and Magic Software:

Matrix:

Matrix’s SMG&A expenses increased to $62.6 million for the year ended December 31, 2017 compared to $53.4 million for the year ended December 31, 2016, representing an increase of $9.2 million. This increase was mainly attributable to a capital gain of $3.2 million recorded in 2016 following the sale of full rights to real property (which capital gain offset SMG&A expense in 2016) and the inclusion of the SMG&A expenses of Aviv Management Engineering (consolidated as of December 2016) and Network Infrastructure Technologies (consolidated as of October 2016) for the full year in 2017.

Sapiens:

Sapiens’ SMG&A expenses increased to $60.3 million for the year ended December 31, 2017 compared to $44.7 million for the year ended December 31, 2016, representing an increase of $15.6 million. This increase was mainly attributable to SMG&A expenses of Sapiens’ newly acquired entities, which totaled $9.2 million in 2017, as well as SMG&A expenses of $8.1 million associated with Sapiens’ cost reduction and reorganization program, which primarily relates to costs of employee terminations and reduction in leasing facilities globally, including the downsizing of Sapiens’ non-insurance and financial services activities in Japan in 2017.

Magic Software:

Magic Software’s SMG&A expenses increased to $50.1 million for the year ended December 31, 2017 compared to $41.3 million for the year ended December 31, 2016, representing an increase of $8.8 million. This increase was mainly attributable to: (i) an increase of 15% in Magic Software’s sales and marketing expenses from $23.8 million in 2016 to $27.2 million in 2017, mainly resulting from an increase in amortization expenses of acquired customer relationships recorded as a result of business combinations in 2017 amounting to $6.5 million, compared to $5.3 million in 2016; (ii) the sales and marketing expenses in an amount of $1.4 million in 2017 of entities that were acquired during 2016 and which were consolidated for the entire year for the first time in 2017; (iii) an increase in Magic Software’s sales and marketing investments in its software technology platforms amounting to $0.8 million; (iv) an increase of 30% in Magic Software’s general and administrative expenses from $17.6 million in 2016 to $22.8 million in 2017, primarily attributable to the general and administrative expenses of companies acquired during 2016 and consolidated for the entire year for the first time in 2017, which contributed $1.9 million of general and administrative expenses;(v) an increase in headcount of Magic Software’s general and administrative employees from 122 in 2016 to 139 in 2017; and (vi) an increase in provision for doubtful accounts from $0.4 million recorded in 2016 to $1.2 million recorded in 2017.

Selling, marketing general and administrative expenses for the years ended December 31, 2016 and 2017 included $4.3 million and $4.0 million, respectively, of stock-based compensation expenses.

Operating Income. Our operating income decreased from $88.5 million in 2016 to $72.9 million in 2017. As a percentage of revenues, our operating income decreased from 8.0% in 2016 to 5.4% in 2017. The decrease in our operating income during the year ended December 31, 2017 relative to the year ended December 31, 2016 as an absolute amount was attributable to the various gross profit and operating expenses trends described above.

Financial Expenses, net. Financial expenses increased from $17.6 million in 2016 to $29.9 million in 2017. Financial expenses, net increased from $11.6 million in 2016 to $21.2 million in 2017. Financial expenses are influenced by various factors, including: our cash balances; loan balances; outstanding debentures; changes in market value of trading marketable securities; changes in liabilities related to business combinations: changes in the exchange rate of the NIS against the dollar; changes in the exchange rate of the dollar against the Euro; and changes in the Israeli consumer price index, or CPI. The increase in net financial expenses in 2017 was primarily attributable to (i) increased financial expenses of $6.5 million recorded during the year ended December 31,2017 compared to $0.9 million recorded during the year ended December 31, 2016 with respect to the revaluation of Formula’s Series A Secured Debentures, which are linked to the NIS, due to the devaluation of the US dollar relative to the NIS; (ii) an increase in Magic Software’s interest expenses on its debt to banks and financial institutions by an amount of $1.6 million; (iii) an increase in Sapiens’ financial expenses to $3.1 million during the year ended December 31, 2017 compared to financial income of $0.5 million during the year ended December 31, 2016, which was attributable to an aggregate of $1.6 million of interest expenses in connection with (a) the long-term loan that Sapiens borrowed and repaid in its entirety six months later during 2017, as well as (b) interest on Sapiens’ newly-issued debentures in 2017.

Equity in gains of affiliated companies net. Our equity in gains of affiliated companies, net, increased from $349,000 in 2016 to $1.1 million in 2017. Our equity in gains of affiliates in 2017 was attributable to TSG.

Taxes on Income. Taxes on income decreased from $21.2 million in 2016 to $13.4 million in 2017. The decrease in our expense from taxes on income was primarily attributable to Sapiens’ shift from tax expenses on income of $5.8 million recorded during the year ended December 31, 2016 to a tax benefit of $2.6 million during the year ended December 31, 2017. Sapiens’ shift to a tax benefit in 2017 compared to tax expense in the previous year was mainly attributable to the one-time effect of $3.8 million of tax benefit resulting from the remeasurement of Sapiens’ deferred tax liability in respect of its US subsidiaries, due to a decrease in the federal corporate income tax rate following the enactment of the Tax Cuts and Jobs Act in the United States in December 2017, as well as an increase in deferred tax assets recorded in 2017 in respect of the one-time cost reduction and reorganization program that Sapiens believe will more likely than not be utilized in the near future.

Net income attributable to redeemable non-controlling interests. Change in redeemable non-controlling interest in 2016 amounted to an expense of $2.1 million. Change in redeemable non-controlling interest in 2017 amounted to an expense of $3.7 million. Net income attributable to redeemable non-controlling interests includes the redeemable non-controlling interests held by other shareholders in our consolidated companies, which were not wholly owned by Formula during each of the periods indicated, as to which we have granted put options to sell part or all of their capital interests in our subsidiary.

Net income attributable to non-controlling interests. Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies which are not wholly owned by Formula during each of the periods indicated. Net income attributable to non-controlling interests decreased from $31.6 million in 2016 to $25.4 million in 2017, mainly due to the decrease in Sapiens’ net income attributable to its shareholders from $19.8 million during the year ended December 31, 2016 to $0.7 million during the year ended December 31, 2017.

Comparison of the years ended December 31, 2016 and 2015

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

Statements of Profits or Loss
(U.S. dollars, in thousands)

	Year ended December 31,
	2015	2016

Revenues	973,194	1,108,621

Cost of revenues	741,270	849,840

Gross profit	231,924	258,781

Research and development expenses, net	15,123	22,328
Selling, marketing, general and administrative expenses	140,935	147,953

Operating income	75,866	88,500

Financial expenses	(14,955)	(17,594)
Financial income	5,422	6,008
Group’s share of earnings of companies accounted for at equity, net	5	349

Income before taxes on income	66,338	77,263
Taxes on income	15,984	21,163

Net income	$50,354	$56,100

Attributable to:
Equity holders of the Company	19,829	22,445
Redeemable non-controlling interests	864	2,125
Non-controlling interests	29,661	31,530

	$50,354	$56,100

Statement of Income Data as a

Percentage of Revenues

	Year ended December 31,
	2015	2016

Revenues	100%	100%

Cost of revenues	76%	77%

Gross profit	24%	23%

Research and development expenses, net	2%	2%
Selling, marketing, general and administrative expenses	14%	13%

Operating income	8%	8%

Financial expenses	(2)%	(2)%
Financial income	1%	1%

Income before taxes on income	7%	7%
Taxes on income	2%	2%

Net income	5%	5%

Attributable to:
Equity holders of the Company	2%	2%
Non-controlling interests	3%	3%

	5%	5%

Revenues. Revenues in 2016 increased by 13.9%, from $973.2 million in 2015 to $1,108.6 million in 2016. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by 14.4%, from $730.4 million in 2015 to $835.4 million in 2016, and revenues from the sale of our proprietary software products and related services increased by 12.5%, from $242.8 million in 2015 to $273.2 million in 2016.

The increase in software services revenues was recorded across all our investees reporting under this revenue stream: Matrix, Magic Software and InSync) and primarily due to the growth in

Matrix:

Matrix’s revenues increased from NIS 2,280.1 million (approximately $586.6 million) in 2015 to NIS 2,544.6 million (approximately $662.6 million) in 2016, reflecting an increase of 11.6% when measured in NIS, Matrix local currency (compared to 13.0% when measured in U.S dollars due to the devaluation of the U.S Dollar versus the NIS). The increase in Matrix’s revenues was due to an increase in almost all of Matrix’s principal areas of operations. The increase was primarily attributable to an increase of 9.7 % in Matrix’s software solutions and services in Israel business line from NIS 1,409.4 million (approximately $362.6 million) in 2015 to NIS 1,546.3 million (approximately $402.6 million) in 2016 and an increase of 28.6% in Matrix’s computer infrastructure and integration solutions from NIS 325.5 million (approximately $83.7 million) in 2015 to NIS 418.5 million (approximately $109.0 million) in 2016. Revenues from Matrix’s software product marketing and support business line, were similar in 2016 and 2015.

Magic Software:

Magic Software’s revenues, reported under this revenue stream, increased by 20.8% from $116.8 million to $141.1 million, primarily attributable to (i) increased demand for Magic Software’s professional services offerings of Comblack IT Ltd and Infinigy Solutions LLC in addition to the inclusion of Infinigy, a Magic Software subsidiary, for the full year (consolidated during the second half of 2015) and (ii) consolidation for the first time of Shavit Software (2009) Ltd. (consolidated as of November 2016), Twingo Ltd., (consolidated as of August 2016) and Quickcode Ltd., (consolidated as of February 2016) offset by a continued decline in Magic Software’s professional services provided to Ericsson from $12.9 million in 2015 to $7.6 million in 2016, due to the successful completion of number of projects at Ericsson.

InSync:

InSync’s revenues increased by 14.7% from $29.9 million to $34.3 million, primarily attributable to increased demand for InSync’s professional services offerings.

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

Cost of Revenues. Cost of revenues consists primarily of wages, personnel expenses, other personnel-related expenses of software consultants, subcontractors and engineers, amortization of capitalized software, and hardware and other materials costs. Cost of revenues increased by 14.6% from $741.3 million in 2015 to $849.8 million in 2016. As a percentage of total revenues, costs of revenues in 2015 and 2016 were 76.2% and 76.7%, respectively.

Our proprietary software solutions and related services sales are generally characterized by a higher gross margin than sales of our software services. The cost of revenues for proprietary software solutions and related services increased from $131.1 million in 2015 to $149.2 million in 2016. As a percentage of our proprietary software solutions and related services revenues, costs of revenues for proprietary software solutions and related services in 2015 and 2016 remained relatively stable at 54% in 2015 compared to 54.6% in 2016.

The cost of revenues for software services increased from $610.1 million in 2015 to $700.6 million in 2016. As a percentage of software services revenues, costs of revenues for software services in 2015 and 2016 remained relatively stable at 83.5% in 2015 compared to 83.9% in 2016.

The increase in our cost of revenues was primarily due to the following:

Matrix:

Matrix’s cost of revenues increased 13.7% from $492.8 million in 2015 to $560.4 million in 2016. The increase in absolute cost of revenues was related to the increase in their revenues during the year ended December 31, 2016 relative to the year ended December 31, 2015. The level of Matrix’s cost of revenues as a percentage of their revenues remained relatively stable in 2016 increasing from 84% in 2015 to 84.6% in 2016. The increase in Matrix’s cost of revenues as a percentage of its revenues as recorded in U.S. dollars was primarily attributable to increase in employee salary rates in Israel and in the U.S.

Sapiens:

Sapiens’ cost of revenues increased 14.8% from $110.0 million in 2015 to $126.3 million in 2016. The increase in absolute cost of revenues was related to the increase in its revenues during the year ended December 31, 2016 relative to the year ended December 31, 2015, including due to the inclusion of MaxPro and 4Sight, both subsidiaries of Sapiens, in our consolidated results for the first time for the year ended December 31, 2016. Certain projects in certain non-central locations that are not part of Sapiens core insurance business had a lower degree of profitability, which contributed to the slight increase in Sapiens cost of revenues as a percentage of their revenues. In addition, the appreciation of the NIS relative to the U.S. dollar increased Sapiens cost of revenues as a percentage of their revenues as recorded in U.S. dollars for the year ended December 31, 2016.

Magic Software:

Magic Software’s cost of revenues increased 17.8% from $113.2 million in 2015 to $133.4 million in 2016. The increase in cost of revenues was primarily attributable to (i) the inclusion of Infinigy, a Magic Software subsidiary, for the full year (consolidated during the second half of 2015) and (ii) consolidation for the first time of Shavit Software (2009) Ltd. (consolidated as of November 2016), Twingo Ltd., (consolidated as of August 2016) and Quickcode Ltd., (consolidated as of February 2016), with the remaining increase being consistent with the increase in Magic Software’s revenues from IT consulting services, though offset by continued decline in Magic’s U.S. IT professional services provided to Ericsson.

InSync:

InSync’s cost of revenues increased 18.0% from $25.3 million in 2015 to $29.8 million in 2016. The increase in absolute cost of revenues was related to the increase in its revenues during the year ended December 31, 2016 relative to the year ended December 31, 2015.

Cost of revenues for the years ended December 31, 2015 and 2016 include insignificant amounts of stock-based compensation.

Research and Development Costs, net. Research and development, or R&D, expenses consist primarily of wages and related expenses and, to a lesser degree, consulting fees that we pay to employees and independent contractors, respectively, engaged in research and development.  Research and development expenses, net, consist of research and development expenses, gross, less capitalized software costs.  Research and development expenses, gross, increased from $25.0 million in 2015 to $32.1 million in 2016, mainly due to our greater level of investment in research and development activities both in Magic Software and in Sapiens in support of the expansion of our offering of solutions in the year ended December 31, 2016, including due to the inclusion of MaxPro, 4Sight, both subsidiaries of Sapiens, and Roshtov, a subsidiary of Magic, in our consolidated results for the first time for the year ended December 31, 2016.

In 2016, we capitalized software costs of $9.8 million, compared to $9.9 million in 2015. Capitalization of software costs in 2015 and 2016 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and Sapiens). Research and development expenses, net, increased from $15.1 million in 2015 to $22.3 million in 2016, mainly due to the factors described above.

As a percentage of revenues, research and development expenses, net, increased from 1.6% in 2015 to 2.0% in 2016. Research and development expenses for the years ended December 31, 2015 and 2016 include insignificant amounts of stock-based compensation.

Selling, Marketing General and Administrative Expenses. Selling, marketing, general and administrative expenses consist primarily of cost of salaries, severance and related expenses of sales, marketing, management and administrative employees, travel expenses, selling expenses, rent, utilities, communications expenses, expenses related to external consultants, depreciation, amortization and other expenses. Selling, marketing, general and administrative expenses increased from $140.9 million in 2015 to $148.0 million in 2016. As a percentage of revenues, selling, marketing, general and administrative expenses decreased from 14.5% in 2015 to 13.4% in 2016.

The increase in the absolute amount of selling, general and administrative expenses was primarily attributable to increase in (1) Magic Software’s general and administrative expenses increasing from $12.1 million in 2015 to $16.1 million in 2016, mainly attributable to (i) acquisitions of subsidiaries consolidated for the first time in 2016 and to acquisitions completed during 2015 and consolidated for the entire year for the first time in 2016 amounting to $2.8 million; and (ii) valuation of contingent liabilities in acquired subsidiaries amounting to $0.5 million; and (iii) an increase in headcount of general and administrative employees, and (2) Sapiens’ selling, marketing general and administrative expenses increasing from $42.6 million in 2015 to $47.1 million in 2016, mainly attributable to a greater investment in Sapiens sales and marketing organizations team and their increased marketing expenses to support their brands and expand sales opportunities, including due to the inclusion of MaxPro and 4Sight, both subsidiaries of Sapiens in our consolidated results for the first time for the year ended December 31, 2016, which was evidenced by Sapiens 16.5% increase in their revenues in the year ended December 31, 2016.

Selling, marketing general and administrative expenses for the years ended December 31, 2015 and 2016 include $4.2 million and $4.3 million, respectively, of stock-based compensation expenses.

Operating Income. Our operating income increased from $75.9 million in 2015 to $88.5 million in 2016. As a percentage of revenues, our operating remained relatively stable increasing from 7.8% in 2015 to 8.0% in 2016. The increase in our operating income during the year ended December 31, 2016 relative to the year ended December 31, 2015 as an absolute amount was attributable to the various gross profit and operating expenses trends described above.

Financial Expenses, net. Financial expenses increased from $15.0 million in 2015 to $17.6 million in 2016. Financial expenses, net increased from $9.5 million in 2015 to $11.6 million in 2016. Financial expenses are influenced by various factors, including our cash balances, loan balances, outstanding debentures, changes in market value of trading marketable securities, changes in the exchange rate of the NIS against the dollar, changes in the exchange rate of the dollar against the Euro and changes in the Israeli consumer price index, or CPI. The increase in financial expenses in 2016 was primarily attributable to (i) increase in financial expenses recorded with respect to Formula’s debentures, which were issued on September 2015, from $0.6 million in 2015 to $2.0 million in 2016 and (ii) increase in financial expenses recorded with respect of change in financial liabilities of put options granted to non-controlling interests from $1.2 million in 2015 to $2.6 million in 2016.

Equity in gains of affiliated companies net. Our equity in gains of affiliated companies, net increased from $5 thousand in 2015 to $349 thousand in 2016. Our equity in gains of affiliates in 2016 was attributable to TSG.

Taxes on Income. Taxes on income increased from $16.0 million in 2015 to $21.2 million in 2016. The increase in our expense from taxes on income was primarily attributable to (i) an increase in our taxable income in the jurisdictions in which we operate, (ii) during the year ended December 31, 2016, certain of our subsidiaries in Israel and the UK became subject to tax liability following the utilization of tax benefits in previous years and (iii) a decrease in deferred tax assets recorded mainly in Matrix and having a negative impact of $0.9 million, resulting from a decrease in Israel’s corporate income tax rate from 25% to 23% which was approved by the Israeli parliament on December 2016.

Net income attributable to redeemable non-controlling interests. Change in redeemable non-controlling interest in 2015 amounted to an expense of $0.9 million. Change in redeemable non-controlling interest in 2016 amounted to amounted to an expense of $2.1 million. Net income attributable to redeemable non-controlling interests includes the redeemable non-controlling interests held by other shareholders in our consolidated companies which are not wholly owned by Formula during each of the periods indicated to which we have granted put options to sell part or all of their capital interests in our subsidiary.

Net income attributable to non-controlling interests. Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies which are not wholly owned by Formula during each of the periods indicated. Net income attributable to non-controlling interests increased from $29.7 million in 2015 to $31.6 million in 2016.

Impact of Inflation and Currency Fluctuations on Results of Operations

Our financial statements are stated in U.S. dollars, our functional currency. However, most of our revenues and expenses from our software services revenue line are denominated in NIS and a substantial portion of our revenues and costs from our proprietary software products and related services revenue line are incurred in other currencies, particularly NIS, Euros, Japanese yen, Indian rupee and the British pound. We also maintain substantial non-U.S. dollar balances of assets, including cash, accounts receivable, and liabilities, including accounts payable, debentures and debt to financial institutions Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may adversely affect our business, results of operations and financial condition. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars using the average exchange rate over the period during which the transactions occur, in accordance with IFRS. Therefore, we are exposed to the risk that the devaluation of the NIS relative to the U.S. dollar may reduce the revenue growth rate and profitability for our software services in dollar terms. The representative average exchange rate of the NIS to the dollar in 2016 and 2017, as reported by the Bank of Israel, was NIS 3.8406 per US$1 and NIS 3.5998 per US$1, respectively; consequently, this trend increased the dollar value of our revenues and profitability for our software services in 2017 relative to 2016. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently mainly denominated in U.S dollar, Euros, Japanese yen, Indian rupee and the British pound, whereas a substantial portion of our expenses relating to those products, principally salaries and related personnel expenses, are denominated in NIS. As a result, the devaluation of the Euro or those other currencies relative to the dollar (as was the case in 2015 and 2016 with respect to the Euro, in 2015 with respect to the Japanese yen, and in 2016 with respect to the British pound following Brexit) reduces the revenue growth rate and profitability for our proprietary software products and related services in dollar terms, thereby adversely affecting our operating results. Contrary to the trend involving software services, the devaluation of the NIS relative to the dollar, which occurred in 2015 (on an average basis), decreases the relative value of the NIS-denominated operating costs related to our proprietary software product revenues, and, therefore, increases our profitability and partially compensates for the negative effect that this movement has on our revenues and our profitability from our software services.

Since most of our expenses are incurred in NIS, the dollar cost of our operations also rises as a result of any increase in the rate of inflation in Israel, to the extent that such inflation is not offset, or is only offset on a lagging basis, by the devaluation (if any) of the NIS against the dollar during a relevant period of time. The Israeli rate of inflation amounted to (-1.0)%, (-0.2%) and 0.4% for the years ended December 31, 2015, 2016 and 2017, respectively. In 2015, the U.S. dollar appreciated relative to the NIS at a rate that eclipsed the Israeli rate of deflation for those years. In 2016 and 2017, the NIS appreciated relative to the U.S dollar.

An increase in the rate of inflation in Israel may also have a material adverse effect on our financial results by increasing our operational expenses, as certain of our operating lease and rent agreements are denominated in NIS and are generally linked to the Israeli CPI, so to the extent that the Israeli CPI rises, so will our operational expenses.

Though, to date, we have not engaged in significant currency hedging transactions, we do periodically engage in certain economic hedging in order to help protect against fluctuation in foreign currency exchange rates. Instruments that we use to manage currency exchange risks may include foreign currency forward contracts. The purpose of our foreign currency hedging activities is to reduce our exposure, from the perspective of our profitability, to the risks that arise from the adverse impact that exchange rates bear on our revenues and expenses that are denominated in non-U.S. currencies. Instruments are used selectively to manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations. We do not use these instruments for speculative or trading purposes. In the future, we may enter into more or larger currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the NIS, Euro, Japanese yen or British pound against the dollar, and from increases in the Israeli inflation rate. However, we cannot assure you that these measures will adequately protect us from the adverse effects of those fluctuations.

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation (appreciation) of NIS against the US$*	Devaluation (appreciation) of Euro against the US$*
	%	%	%

2015	(-1.0)	(0.3)	(10.4)
2016	(-0.2)	1.5	(3.5)
2017	0.4	(9.8)	13.9

*Reflects the change in the exchange rate from January 1 to December 31 of the relevant year, rather than the difference in the average exchange rate over the course of each year relative to the previous year.

Effective Corporate Tax Rates in Israel

Tax regulations have a material impact on our business, particularly in Israel where we have the headquarters or certain of our subsidiaries and affiliate. The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of government programs from which we, and some of our subsidiaries, benefit. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.

Corporate Tax

Israeli resident companies are generally subject to corporate tax on their taxable income. As of 2018, the corporate tax rate is 23% (in 2017 the corporate tax rate was 24%). However, the effective tax rate payable by a company that derives income from an AE, a BE or PFE, as further discussed below, may be considerably less. In addition, Israeli companies are generally subject to tax at the prevailing regular corporate tax rate on their capital gains.

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

An Israeli parent company may also be required to include in its income on a current basis, as a deemed dividend, certain income derived by its subsidiaries under the Israeli Controlled Foreign Corporation rules, or CFC, regardless of whether such income is distributed or not. Under these rules, a non-Israeli subsidiary is considered to be a CFC, if, among other things, (i) a majority of the subsidiary’s means of control are held by Israeli residents, (ii) most of its revenues or income is passive (such as interest, dividends, royalties, rental income or income from capital gains) and (iii) such income is taxed at a rate that does not exceed 15%. An Israeli parent company that is subject to Israeli taxes on such deemed dividend income, may generally receive a credit for foreign taxes paid by its subsidiaries in their country of residence and for deemed foreign taxes to be withheld upon the actual distribution of such income.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969 (the “Industry Encouragement Law”) provides several tax benefits for an “Industrial Company.” Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns and is located in Israel. An “Industrial Enterprise” is defined as an enterprise whose major activity, in a given tax year, is industrial production.

An Industrial Company is entitled to certain tax benefits, including:

●	Deduction of the cost of the purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;
●	The right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it; and
●	Accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

We believe that certain of our Israeli subsidiaries and affiliate currently qualify as Industrial Companies within the definition under the Industry Encouragement Law. We cannot assure you that they will continue to qualify as Industrial Companies or that the benefits described above will be available in the future.

Tax Benefits under the Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for capital investments in a production facility (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an AE, a Beneficiary Enterprise or a PFE, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made or the election of the grantee. In order to qualify for these incentives, an AE, a Beneficiary Enterprise or a PFE is required to comply with the requirements of the Investment Law.

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

Tax Benefits for Income from AEs Approved Before April 1, 2005

Under the Investment Law prior to the 2005 Amendment, a company that wished to receive benefits on its investment program that is implemented in accordance with the provisions of the Investment Law (referred to as an AE), had to receive an approval from the Israeli Authority for Investments and Development of the Industry and Economy (referred to as the Investment Center). Each certificate of approval for an AE relates to a specific investment program delineated by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval.

An AE may elect to forego any entitlement to the cash grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an AE will be exempt from corporate tax for a period of between 2 and 10 years from the first year of taxable income, depending on the geographic location within Israel of the AE, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below. The benefits period under AE status is limited to 12 years from the year in which the production commenced (as determined by the Investment Center), or 14 years from the year of receipt of the approval as an AE, whichever ends earlier. If a company has more than one AE program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval. Income derived from activity that is not integral to the activity of the AE will not enjoy tax benefits. The entitlement to the above benefits is subject to fulfillment of certain conditions, according to the law and related regulations.

A company that has an AE program is eligible for further tax benefits, if it qualifies as a Foreign Investors’ Company, or FIC. An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an AE program will be eligible for an extension of the period during which it is entitled to tax benefits under its AE status (so that the benefits period may be up to ten years) and for further tax benefits if the level of foreign investment is 49% or more. If a company that has an AE program is a wholly owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

The corporate tax rates and related levels of foreign investments with respect to an FIC that has an AE program are set forth in the following table:

Percentage of non-Israeli ownership	Corporate Tax Rate

Over 25% but less than 49%	Up to 25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted AE status during the tax exemption period will be subject to corporate tax in respect of the amount of dividend distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits program. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year, as explained above.

In addition, dividends paid out of income attributed to an AE (or out of dividends received from a company whose income is attributed to an AE) are generally subject to withholding tax at source at the rate of 15%, or at a lower rate as may be provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an AE is entitled to accelerated depreciation on its property and equipment that are included in an AE program during the first five years in which the equipment is used. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an AE are subject to the continued fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval with respect thereto, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index and interest or other monetary penalty.

Under the terms of the AE program, income that is attributable to one of Sapiens’ Israeli subsidiaries has been exempted from income tax for a period of two years commencing in 2014.

Tax benefits under the 2005 Amendment that became effective on April 1, 2005.

The 2005 Amendment applies to new investment programs commencing after 2004, and does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant AE status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an AE.

An enterprise that qualifies under the new provisions is referred to as a Beneficiary Enterprise, rather than AE. The 2005 Amendment provides that a certificate of approval from the Investment Center is required only for AEs that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits program. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Beneficiary Enterprise may, at its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions set forth in the amendment for tax benefits and which exceeds a minimum investment amount specified in the Investment Law. Such investment entitles a company to receive a Beneficiary Enterprise status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company chose to have the tax benefits apply to its Beneficiary Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise, and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Beneficiary Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

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

A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its BE during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a BE (or out of dividends received from a company whose income is attributed to a BE) are generally subject to withholding tax at source at the rate of 15% or at a lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Beneficiary Enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to an FIC, in which case the 12-year limit does not apply.

The benefits available to a BE are subject to the continued fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index and interest, or other monetary penalties.

Tax benefits under the 2011 Amendment that became effective on January 1, 2011.

The 2011 Amendment canceled the availability of the benefits granted to companies in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its PFE (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, PFE status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its PFE in 2011 and 2012, unless the PFE was located in a certain development zone, in which case the rate was 10%. Such corporate tax rates were reduced to 12.5% and 7%, respectively, in 2013 and were increased to 16% and 9%, respectively, in 2014 until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a PFE that is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a ’Special PFE’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special PFE is located in a certain development zone. As of January 1, 2017, the definition for ’Special PFE’ includes less stringent conditions.

Dividends paid out of preferred income attributed to a PFE or to a Special PFE are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an AE, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) the terms and benefits included in any certificate of approval that was granted to an AE, that had participated in an alternative benefits program, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met ; and (iii) a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met. As of December 31, 2014 and 2015, some of our Israeli subsidiaries had filed a request to apply the new benefits under the 2011 Amendment.

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. These corporate tax rates shall only apply with respect to the portion of intellectual property developed in Israel. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (referred to as NATI).

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

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20%, or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are, distributed to a foreign parent company holding at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4%.

We are examining the impact of the 2017 Amendment and the degree to which our Israeli subsidiaries and affiliate will qualify as a Preferred Technology Enterprise or Special Preferred Technology Enterprise, and the amount of Preferred Technology Income that our subsidiaries and affiliate may have, or other benefits that our subsidiaries and affiliate may receive, from the 2017 Amendment.

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. Such expenditures must relate to scientific research and development projects, and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company’s business and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period, from the first year that the expenditures were incurred. However, the amounts of any government grants made available are subtracted from the amount of the expenses that may be deducted.

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

Current Outlook

We had cash and cash equivalents and short-term investments of $275.7 million and $260.8 million at December 31, 2016 and December 31, 2017, respectively. At December 31, 2016 and December 31, 2017, we had indebtedness to banks and others of $259.0 million and $345.0 million, respectively, of which $88.0 million and $75.6 million were current liabilities and $171.0 million and $269.4 million were long-term liabilities as of those respective dates. In addition, as of December 31, 2017, Formula had indebtedness of $38.9 million outstanding to an Israeli institutional investor and $59.5 million under our secured debentures and convertible debentures which we sold in a public offering in Israel in September 2015, as described below.

We had cash and cash equivalents that were held outside of Israel and that would have been subject to income taxes if distributed as a dividend as of December 31, 2016 and 2017 in amounts of $62.0 million and $48.6 million, respectively.

Sources of Financing

Institutional Investor Loan

In January 2014, Formula received a NIS 200 million loan (approximately $57.6 million) from a leading Israeli institutional investor. The loan is secured by certain of the shares of each of our publicly held subsidiary and affiliated companies. The loan’s average duration from inception is approximately four years (paid over a period of six years, with the first payment made in January 2016) and carries a fixed annual interest rate of 5.5%.

Under the terms of the loan with the Israeli institutional investor, Formula has undertaken to maintain the following financial covenants, as they will be expressed in its financial statements, as described:

1.	Formula’s equity shall not be lower than $160 million at all times.
2.	The ratio of Formula’s equity to total assets will not be less than 20%.
3.	The ratio of Formula’s total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.5 to 1.
4.	The ratio of Formula’s total financial debts less cash, short-term deposits and short-term marketable securities to the total assets will not exceed 30%.
5.	Formula’s liabilities to banks and other financial institutions in its standalone balance sheet shall not be higher than NIS 450 million (approximately $115.7 million).
6.	Formula will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party’s debts as they are today and as they will be without the financial institution’s consent.
7.	Formula will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the financial institution’s advance written consent, unless it is done in the ordinary course of business.

Israeli Debenture Offerings

In September 2015, Formula consummated a public offering of debentures in Israel. The two series of debentures issued by Formula in the public offering consisted of one series of debentures (the “Series A Secured Debentures”) that is secured by liens on the shares of Formula’s subsidiaries (Matrix, Sapiens and Magic Software), and a second series (the “Series B Convertible Debentures,” and, together with the Secured Debentures, the “Debentures”) that is convertible into ordinary shares of Formula. The Debentures are listed for trading only on the TASE.

In the public offering, Formula issued and sold a total amount of NIS 227,260,000 ($57.8 million) par value of the Debentures, which were subdivided into the following respective amounts of Series A Secured Debentures and Series B Convertible Debentures that are subject to the following terms:

●	NIS 102,260,000 ($26.1 million) par value of Series A Secured Debentures were sold which bear interest on the unpaid principal at a fixed annual rate equal to 2.8% (which may vary based on the credit rating of the debentures), which is paid on a semi-annual basis through July 2024. The principal is payable in eight equal annual installments beginning in July 2017 and ending in July 2024. The interest rate varies based on the credit rating of the Series A Secured Debentures. The net proceeds received by Formula from the issuance of the Series A Secured Debentures in September 2015 amounted to $25.9 million (net of issuance expenses).
●	NIS 125,000,000 ($31.2 million) par value of Series B Convertible Debentures were sold at a price per debenture unit (each unit comprised of NIS 1,000 par value of debentures) of NIS 1,020. The Series B Convertible Debentures bear interest at a fixed annual rate equal to 2.74% (which may vary based on the credit rating of the debentures), payable in one payment upon maturity of the Series B Convertible Debentures on March 26, 2019 (at which time the accrued interest will constitute 10% of the principal amount of the Convertible Debentures, in the aggregate). The Series B Convertible Debentures are subject to conversion into Formula’s ordinary shares at a rate of NIS 157 ($40.03) par value of Series B Convertible Debentures per one share. The conversion rate is subject to adjustment for the issuance of bonus shares, rights and dividends. The principal amount of and interest on the Series B Convertible Debentures is subject to adjustment based on changes in the exchange rate between the NIS and the U.S. dollar relative to the exchange rate on September 8, 2015. The net proceeds received by Formula from the issuance of Series B Convertible Debentures amounted to $32.1 million (net of issuance expenses).

The gross proceeds received by Formula from the issuance of all Debentures in September 2015 were approximately NIS 229.8 million ($58.6 million), in the aggregate.

On January 31, 2018, Formula consummated a private placement to qualified investors in Israel, of an additional, aggregate NIS 150 million par value of Series A Secured Debentures at a price of NIS 1,034.7 for each NIS 1,000 principal amount. The aggregate gross proceeds totaled NIS 155.2 million (approximately $45.6 million), excluding issuance costs of $0.2 million. As a result of the private placement, the total outstanding principal amount of the Series A Secured Debentures increased to approximately NIS 239.5 million (approximately $69.1 million). The terms of the Series A Secured Debentures sold in the private placement are identical in all respects to those of the Series A Secured Debentures sold in Formula’s September 2015 public offering.

The Series A Secured Debentures and Series B Convertible Debentures contain, in addition to standard terms and obligations, the following obligations on our part:

●	a negative pledge, subject to certain exceptions;
●	a covenant not to distribute dividends unless: (i) shareholders equity (not including minority interests) shall not be less than $250 million, (ii) Formula’s net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined financial indebtedness, net, plus shareholders equity), (iii) the amount of the distributions shall be equal to profits for the years ended December 31, 2014 and 2015 and 75% of profits accrued from January 1, 2016 until the distribution and (iv) no event of default shall have occurred.; and
●	Financial covenants, including: (i) the equity attributable to the shareholders of Formula, as reported in Formula’s annual or quarterly financial statements, will not be less than $160 million, (ii) Formula’s net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity) and (iii) at all times, Formula’s cash balance will not be less than the annual interest payment (compounded) for the unpaid principal amount of the Series B Convertible Debentures.

We have agreed to standard events of default under the Debentures, together with the following additional events of default due to any of the following:

●	cross default, excluding following an immediate repayment initiated in relation to the other series of Debentures or other indebtedness (other than non-recourse debt) over NIS 75 million ($21.6 million);
●	suspension of trading of the Debentures on the TASE over a period of 60 days;
●	failure to have the Debentures rated over a period of 60 days;
●	if the rating of the Debentures is less than BBB- by Standard and Poors Maalot or equivalent rating of other rating agencies;
●	if there is a change in control without consent of the rating agency;
●	if Formula fails to provide additional security when the loan-to-value of the securities securing the Series A Secured Debentures falls below the required ratio;
●	the existence of a real concern that Formula will not meet its material undertakings towards the Debenture holders;
●	the inclusion in Formula’s financial statements of a note regarding the existence of significant doubt as to Formula’s ability to continue as a going concern;
●	breach of Formula’s undertakings regarding the issuance of additional Debentures;
●	Formula’s failure to continue to control any of its subsidiaries; and
●	failure to comply with the negative pledge covenant.

Subsidiary and Affiliate Financing Activities

From time to time, our subsidiaries and affiliated companies also maintain credit facilities with banks and issue debt instruments such as debentures in accordance with their cash requirements. These credit facilities and debentures include, inter alia, certain standard events of defaults related to our subsidiaries’ operations, which restrict their ability to: (i) undergo a change of control, (ii) distribute dividends, (iii) incur debt or apply a floating charge on their assets, or (iv) undergo an asset sale or other change that would result in a fundamental change in their operations. The subsidiaries’ and affiliated companies’ indebtedness also requires that they comply with certain financial covenants, including maintenance of certain financial ratios related to their shareholders’ equity, total rate of debt and liabilities, minimum outstanding balance of total cash and short-term investments and operating results that are customary for companies of their comparable size and the risk. Some of our subsidiaries’ assets are pledged to the lender banks and debenture holders. If we or any of our subsidiaries do not meet the covenants specified in our credit agreements or indentures (or equivalent agreement with the debenture holders), and a waiver with respect to the fulfillment of such covenants has not been received from the lender bank or representative of the debenture holders, the lender bank or debenture holders (via the action of their representative) may foreclose on the pledged assets to satisfy a debt.

Currently, Matrix, Sapiens, Magic Software and Formula have such material credit facilities and/or debentures outstanding. The long-term debt obligations of Matrix bear fixed interest at an average annual rate of 2.50%-5.81%. The long-term debt obligations of Magic Software bear fixed interest at an annual rate of 2.60%-5.0%. The long-term debt obligations of Sapiens bear fixed interest at an annual rate of 3.7%. These credit facilities and/or debentures expire over a period of time that ranges from 1 to 9 years.

As of December 31, 2017, Matrix had aggregate short-term obligations to banks and others of NIS 164.5 million (approximately $47.5 million) and aggregate long-term obligations to banks of NIS 285.1 million (approximately $82.2 million) under its credit facilities. As of December 31, 2017, Magic Software had aggregate short-term obligations to banks and others of $9.8 million and aggregate long-term obligations to banks and others of $27.8 million under its credit facilities.

In November 2016, Magic Software obtained a NIS 120 million (approximately $31.4 million) loan linked to the NIS from an Israeli institution. Magic Software intended to use the proceeds from this loan for its general corporate purposes, which may include the funding of its working capital needs and the funding of potential acquisitions. The principal amount of the loan is payable in seven equal annual payments with the final payment due on November 2, 2023 and bears a fixed interest rate of 2.60% per annum, payable in two semi-annually payments. The loan, which may be prepaid under certain circumstances, is subject to various financial covenants, which mainly consist of the following:

1.	Magic Software equity will not be lower than $100 million (one hundred million U.S. dollars) at all times.
2.	Magic Software cash and cash equivalent and marketable securities available for sales will not be less than $10 million (ten million U.S. dollars).
3.	The ratio of Magic Software total financial debts to total assets will not exceed 50%.
4.	The ratio of Magic Software total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.25 to 1.
5.	Magic Software will not create any pledge on all of its property and assets in favor of any third party without the financial institution’s consent

In September 2017, Sapiens issued NIS 280 million (approximately $78.2 million, net of $0.96 million of debt discount and issuance costs) principal amount of Series B unsecured, non-convertible debentures, in a public offering and private placement in Israel. Proceeds of such offering were utilized to repay the entire outstanding loan amount (including accrued interest) under a $40 million credit agreement to which Sapiens had been party with HSBC Bank USA, National Association as financing for Sapiens’ acquisition of StoneRiver. The outstanding principal amount of the Sapiens Series B debentures is linked to the US dollar and bears interest at an annual rate of 3.37%, to be paid on a semi-annual basis (on January 1 and July 1 of 2018 through 2025, with one final interest payment on January 1, 2026). The principal of the Sapiens Series B debentures is payable in eight equal annual payments beginning on January 1, 2019, with the final payment due on January 1, 2026.

In the deed of trust entered into by Sapiens with the trustee for the holders of its Series B debentures, Sapiens undertook to maintain a number of conditions and limitations on the manner in which it can operate its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on its assets, or undergo an asset sale or other change that results in a fundamental change in its operations. The deed of trust also requires Sapiens to comply with certain financial covenants. The deed of trust furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that the debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of the debentures (below BBB- ) could result in the acceleration of Sapiens’ obligation to repay the debentures.

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

On January 24, 2018, Formula publicized rating reports published by Standard & Poor’s, Maalot Ltd. (“S&P Maalot”) and Midroog Ltd., a subsidiary of Moody’s (“Midroog”), with respect to Formula and its two outstanding series of Debentures. In those reports, S&P Maalot, which had previously rated the Company and its two series of Debentures, assigned an updated rating of ilA+ for both series of Debentures and an updated rating of ilA+/stable for the Company. Midroog, which was rating the Company’s Debentures for the first time, assigned a rating of A1.il for both series of Debentures.

On March 19, 2018, S&P Maalot issued a report in which it upgraded the credit rating for the Series A Secured Debentures of Formula to ilAA- (from ilA+). The upgrade was made by S&P Maalot following the implementation for the first time of recovery rating criteria for speculative grade corporate issuers. The valuation methodology employed by S&P Maalot analyzes, among other things, the likely percentage of indebtedness to be repaid to the debenture holders from the assets serving as security in the event of a hypothetical failure by the Company to make payment on the debentures. S&P Maalot has also reaffirmed the credit rating of Formula’s Series B Convertible Debentures, which remains unchanged at ilA+, identical to the rating assigned to Formula itself.

As of the date of the financial statements, Formula, Sapiens, Magic Software and Matrix were in compliance with each of their respective financial covenants.

Cash Provided by Operating Activities

Cash flow provided by our operating activities increased from $75.0 million in 2016 to $81.0 million in 2017.

Net cash provided by operating activities in 2017 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to (i) depreciation and amortization of capitalized research and development assets, other intangible assets (mainly customer relations) and property, plants and equipment, in an aggregate amount of $43.6 million, (ii) an increase in deferred revenues, in an amount of $15.7 million, (iii) an increase in trade payables and in other accounts payable and employees and payroll accrual, in an aggregate amount of $13.3 million, (iii) stock-based compensation expenses, in an amount of $4.6 million, (iv) changes in value of short-term and long term loans from banks and others and deposits in an amount of $6.7 million, (v) change in value of debentures of $5.3 million, (vi) an increase in liabilities in respect of business combinations, in an aggregate amount of $1.5 million and (vii) a decrease in inventory of $1.0 million. Material downwards adjustments in cash flow for non-cash activity, including changes in operating assets and liabilities, consisted of adjustments of (i) an increase in trade receivables in an amount of $38.2 million, (ii) change in deferred taxes net in an amount of $12.8 million and (iii) equity in gains of companies accounted for at equity in an amount of $1.1 million.

Cash flow provided by operating activities in 2017 was primarily comprised of $50.2 million provided by Matrix, $8.5 million provided by Sapiens, $25.5 million provided by Magic and approximately $2.8 million provided by Insync and Michpal, offset by $6.0 million used by Formula.

Net cash provided by operating activities in 2016 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to (i) depreciation and amortization of capitalized research and development assets, other intangible assets (mainly customer relations) and property, plants and equipment, in an aggregate amount of $32.4 million, (ii) stock-based compensation expenses, in an amount of $4.4 million, (iii) an increase in trade payables and in other accounts payable and employees and payroll accrual, in an aggregate amount of $14.1 million, (iv) an increase in redeemable non-controlling interests’ put option and in liabilities in respect of business combinations, in an aggregate amount of $3.8 million, and (v) decrease in inventory of $0.9 million, (vi) change in value of debentures of $1.4 million and (vii) changes in value of short-term and long term loans from banks and others and deposits in an amount of $0.5 million. Material downwards adjustments in cash flow for non-cash activity, including changes in operating assets and liabilities, consisted of adjustments of (i) an increase in trade receivables in an amount of $30.1 million, (ii) a decrease in deferred revenues, in an amount of $2.7 million, (iii) gain from sale of property, plants and equipment in an amount of $3.1 million, (iv) decrease in employee benefit liabilities in an amount of $1.7 million and (v) Increase in other current and long-term accounts receivable of $0.5 million.

Cash flow provided by operating activities in 2016 was primarily comprised of $29.8 million provided by Matrix, $26.0 million provided by Sapiens, and $28.0 million provided by Magic, offset by $5.4 million used by Formula and approximately $3.4 million used by Insync.

Cash provided by (used in) Financing Activities

Cash provided by financing activities of $16.4 million in 2017 compared to cash used in financing activities of $7.0 million in 2016, mainly reflecting the cumulative effect of the following financing-related transactions that occurred over the course of those years:

Year Ended December 31, 2017

In December 2016, Formula declared a cash dividend to its shareholders, to be paid in January 2017, of $0.48 per share. The aggregate amount distributed by Formula was approximately $7.1 million.

In September 2017, Formula declared a cash dividend to its shareholders, to be paid in November 2017, of $0.34 per share. The aggregate amount distributed by Formula was approximately $5.0 million.

In March 2017, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $6.7 million, of which $3.4 million was paid to non-controlling interests in Matrix.

In June 2017, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $5.9 million, of which $3.0 million was paid to non-controlling interests in Matrix.

In September 2017, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $4.9 million, of which $2.5 million was paid to non-controlling interests in Matrix.

In December 2017, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $7.0 million, of which $3.5 million was paid to non-controlling interests in Matrix.

In December 2017, Sapiens distributed to its shareholders a cash dividend in the aggregate amount of $0.20 per common shares. The aggregate amount distributed by Sapiens was approximately $9.9 million, of which $5.1 million was paid to non-controlling interests in Sapiens.

In February 2017, Magic Software declared a cash dividend in an amount of $0.085 per share that was paid on April 5, 2017. The aggregate amount distributed by Magic Software was approximately $3.8 million, of which $2.0 million was paid to non-controlling interests in Magic Software.

In August 2017, Magic Software declared a cash dividend in an amount of $0.13 per share that was paid on September 13, 2017. The aggregate amount distributed by Magic Software was approximately $5.8 million, of which $3.1 million was paid to non-controlling interests in Magic Software.

In addition, net cash provided by in financing activities in 2017 was attributable to (i) the issuance of Sapiens Series B debentures in the net amount of $78.2 million, (ii) receipt of long term loans in an amount of $52.7 million and (iii) exercise of employees’ stock options in subsidiaries in an amount of $3.2 million, offset by (i) repayment of long term loans from banks and others in an amount of $46.1 million, (ii) a decrease in short-term bank credit, net in an amount of $21.2 million, (iii) dividends paid to redeemable non-controlling interests in subsidiaries in an amount of $7.5 million, (iv) repayment of debentures in an amount of $3.7 million and (v) cash paid in conjunction with acquisition of activities in an amount of $2.6 million.

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

In March 2016, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $6.4 million, of which $3.2 million was paid to non-controlling interests in Matrix.

In June 2016, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $6.0 million, of which $3.0 million was paid to non-controlling interests in Matrix.

In September 2016, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $7.8 million, of which $3.9 million was paid to non-controlling interests in Matrix.

In December 2016, Matrix distributed to its shareholders a cash dividend in an aggregate amount of approximately $5.9 million, of which $3.0 million was paid to non-controlling interests in Matrix.

In June 2016, Sapiens distributed to its shareholders a cash dividend in an aggregate amount of $0.20 per common shares. The aggregate amount distributed by Sapiens was approximately $10.0 million.

In February 2016, Magic Software declared a cash dividend in an amount of $0.09 per share that was paid on March 17, 2016. The aggregate amount distributed by Magic Software was approximately $4.0 million.

In August 2016, Magic Software declared a cash dividend in an amount of $0.085 per share that was paid on September 22, 2016. The aggregate amount distributed by Magic Software was approximately $3.8 million.

In addition, net cash used in financing activities in 2016 was attributable to (i) repayment of long term loans from banks and others in an amount of $37.4 million, (ii) purchase of non-controlling interests and redeemable non-controlling interests in an amount of $3.2 million (iii) cash paid in conjunction with acquisition of activities in an amount of $1.2 million and (iv) distribution of $1.4 million to our ultimate parent company for a business acquisition under common control (that is, for the acquisition of Insseco), offset by (i) receipt of long term loans in an amount of $49.6 million (ii) exercise of employees stock options in subsidiaries in an amount of $0.9 million and (iii) an increase in short-term bank credit, net in an amount of $20.7 million.

Cash Used in Investing Activities

 Net cash used in our investing activities was $102.5 million in 2017 compared to $78.9 million in 2016. Net cash used in investing activities in 2017 was attributable to (i) expenditure (net of cash acquired) with respect to business acquisitions in an amount of $119.1 million, (ii) purchase of property and equipment in an amount of $9.6 million, (iii) capitalization of software development and other cost in an amount of $9.3 million, (iv) payments to former shareholders of consolidated companies in an amount of $6.2 million and (v) changes in short term deposits, net in an amount of $0.9 million, offset by (i) proceeds from sale of marketable securities, net in an amount of $40.6 million and (ii) change in restricted cash and other accounts receivable in an amount of $2.0 million.

Net cash used in our investing activities in was $78.9 million in 2016. Net cash used in investing activities in 2016 as attributable to (i) expenditure (net of cash acquired) with respect to business acquisitions in an amount of $44.8 million, (ii) purchase of property and equipment in an amount of $9.1 million, (iii) Investment in and loans to affiliates and other companies $25.8 million, (iv) capitalization of software development and other cost in an amount of $9.8 million, (v) increase in restricted cash in other accounts receivable in an amount of $0.5 million and (vi) payments to former shareholders of consolidated companies in an amount of $1.8 million, offset by (i) proceeds from sale of marketable securities, net in an amount of $8.5 million and (ii) proceeds from sale of property, plants and equipment in an amount of $2.3 million and (iii) changes in short term deposits, net in an amount of $2.7 million.

Company Commitments

In January 2014, Formula agreed to the terms of a NIS 200 million loan (approximately $57.6 million) that was extended to us by a leading Israeli institutional investor. The loan is secured by certain of the shares of each of our publicly held subsidiaries and affiliated company. The loan’s average duration is approximately four years (paid over a period of 6 years) and carries a fixed annual interest rate of 5.5%. The terms of the loan are further described above under “Sources of Financing— Institutional Investor Loan” in this Item 5.B (“Liquidity and Capital Resources”).

In September 2015, Formula consummated a public offering in Israel of its Series A Secured Debentures and Series B Convertible Debentures. The Debentures are listed for trading only on the TASE.

In the public offering, Formula issued and sold a total amount of NIS 227,260,000 ($57.8 million) par value of the Debentures, which were subdivided into Series A Secured Debentures and Series B Convertible Debentures. In January 2018, Formula issued and sold an additional NIS 150 million par value of Series A Secured Debentures for aggregate gross proceeds totaling NIS 155.2 million (approximately $45.6 million), excluding issuance costs of $0.2 million. For a description of the amounts outstanding under these Debenture series and the related covenants and restrictions to which we are subject, please see “Israeli Debenture Offerings” above in this Item 5.B (“Liquidity and Capital Resources”).

We do not have material commitments for capital expenditures by Formula as of December 31, 2017 or as of the date of this annual report.

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Indemnification of Office Holders.”

Subsidiary Commitments

Our subsidiaries do not have any material commitments for capital expenditures as of December 31, 2017 or as of the date of this annual report.

As alluded to above (see “Sources of Financing—Subsidiary and Affiliate Financing Activities” in this Item 5.B (“Liquidity and Capital Resources”)), the loan agreements, debentures and indentures to which we are party contain a number of conditions and limitations on the way in which we (Matrix, Sapiens, Magic Software and Formula) can operate our businesses, including limitations on our ability to raise debt and sell or acquire assets not in normal business activity. For example, Matrix’s loan agreement includes a negative pledge with respect to Matrix’s assets, as well as limitations on Matrix’s ability to provide guarantees to third parties and sell or transfer its assets. Matrix’s loan agreements also contain various covenants which require it to maintain certain financial ratios related to shareholders’ equity and operating results that are customary for companies of comparable size.

Our subsidiaries and affiliate as of December 31, 2017 have provided bank guarantees aggregating to approximately $29.7 million as security for the performance of various contracts with customers. If our subsidiaries and affiliates were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

Our subsidiaries and affiliate as of December 31, 2017 have also provided additional bank guarantees aggregating to $4.5 million as security for rent to be paid for their offices. If our subsidiary and affiliate were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees pay amounts claimed to be due.

Pursuant to the credit agreement and the Series A Secured Debentures described above, liens have been incurred over a certain portion of our investment in outstanding shares of Matrix, Sapiens and Magic Software.

We and IAI granted TSG, our jointly controlled affiliate, in equal share, a guarantee of NIS 40 million (approximately $11.5 million) as security against TSG’s bank credit line and bank guarantees issued by TSG for the performance of various contracts with its customers.

C.	Research and Development, Patents and Licenses, etc.

The net amounts that we spent on research and development activities in 2016 and 2017 were $22.3 million and $39.9 million, respectively. For more information about our research and development activities, see “Item 4. Information on the Company—Business Overview— Software Development.”

For information concerning our intellectual property rights, see “Item 4. Information on the Company— Business Overview— Intellectual Property Rights.”

D.	Trend Information

For information see discussion in Item 4. “Information on the Company— Business Overview— Industry Background and Trends” and Item 5. “Operating and Financial Review and Prospects - Results of Operations.”

E.	Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2017.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
	(U.S. dollars, in thousands)
Long-term debt obligations (1)	283,783	52,177	118,432	65,832	47,342
Lease obligations	65,019	31,030	28,225	5,764	-
Liabilities in respect of the acquisitions of operations	10,948	7,050	3,898	-	-
Debentures	155,739	6,516	68,041	31,231	49,951
Liability to the Innovation Authority (2)	254	254	-	-	-
Uncertainties in income taxes (3)	4,509	-	-	-	-
Accrued severance payments, net (4)	9,032	-	-	-	-
Total	529,284	97,027	218,596	102,827	97,293

(1)	Includes interest.
(2)	Does not include contingent liabilities to the Innovation Authority of approximately $7.1 million as described in Note 17(f) to our consolidated financial statements contained elsewhere in this annual report.
(3)	Payment of uncertain tax benefits would result from settlements with taxation authorities. Due to the difficulty in determining the timing of settlements, this information is not included in the above table. We do not expect to make any significant payments for these uncertain tax positions within the next 12 months.
(4)	Accrued severance payments, net relate to accrued severance obligations and notice obligations mainly to our Israeli employees as required under Israeli labor law or personal employment agreements. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information about our directors and senior management as of April 30, 2018.

Name	Age	Position	Expiration of Current Term of Directorship/Office
Guy Bernstein	50	Chief Executive Officer	December 2019 or upon 180 days advanced written notice of either party
Asaf Berenstein	40	Chief Financial Officer	No formal arrangement regarding expiration of term of office
Maya Solomon-Ella	40	Chief Operational Officer	No formal arrangement regarding expiration of term of office
Marek Panek	48	Chairman of the Board of Directors	2018 annual shareholders meeting
Rafal Kozlowski	44	Director	2018 annual shareholders meeting
Dafna Cohen (1) (3)	48	Director	2018 annual shareholders meeting
Eli Zamir(1) (2) (3)	49	External director	December 2018
Iris Yahal(1) (2) (3)	56	External director	December 2018

(1)	Serves on the audit committee of our board of directors.

(2)	Serves as an external director under the Companies Law. See “Item 6. Directors, Senior Management and Employees—Board Practices—External Directors under the Companies Law; Audit Committee; Internal Auditor; Approval of Certain Transactions under the Companies Law,” below.

(3)	Serves on the compensation committee of our board of directors.

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

Maya Solomon-Ella has served as our Chief Operational Officer since September 2016. In her last position Maya served as the Transaction Support leader in Ernst & Young Israel (Tel-Aviv branch). Maya served in Ernst & Young 13 years, three of which were with the Assurance Services team (Hi Tech) and 10 of which have been spent in the Transaction Advisory Services (TAS) group. Since joining the TAS group at Ernst & Young, Ms. Solomon-Ella has been involved in M&A transactions across the globe. Ms. Solomon-Ella holds a B.A. degree in Economics-Accounting from Bar Ilan University and is a Certified Public Accountant (CPA) in Israel.

Marek Panek has served as one of our directors since November 2010. Since January 2007 he has been the Vice President of the Board of Directors of Asseco Poland S.A. and he is responsible for supervising the Capital Group Development Division and the EU Projects Office. Mr. Panek also holds  and has held several other positions at Asseco and its affiliates, including Chairman of the Board of Directors of Asseco Denmark (since March 2011), Chairman of the  Supervisory Board of Asseco Resovia S.A. (since June 2016, former President of the Management Board), Supervisory Board Member of Asseco Central Europe, a.s. (since September 2011), Supervisory Board Member of Sintagma UAB (since April 2011), Supervisory Board Member of Asseco Lietuva UAB (since June 2011), Supervisory Board Member of Asseco Kazahstan LLP (since June 2014), Member of the Board of Directors of ZAO R-Style Softlab (from May 2014 to March 2017), Member of the Board of Directors of Peak Consulting Group ApS (since January 2016), President of the Management Board of Asseco Enterprise Solutions a.s. (since December 2016), Supervisory Board Member of Insseco Sp. Z o.o (from February 2015 to July 2015), Supervisory Board Member of Asseco Bel LLC (from June 2015 to April 2016), Supervisory Board Member of Asseco Northern Europe S.A. (2010-2013), Chairman of the Board of Asseco DACH (2008-2011). During 2007-2008, Mr. Panek served as the Chairman of the Management Board of Asseco SEE and President of the Board of Asseco Romania. Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996); Marketing Director (from October 1996 to March 2003); Sales and Marketing Director (from April 2003 to March 2004); and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007). Prior to joining Asseco, Mr. Panek was employed at the ZE Gantel Sp. z o.o. from 1993 to 1995. Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having been awarded a master’s degree in engineering.

Rafał Kozlowski has served as one of our directors since August 2012. Since June 2012, Mr. Kozlowski has served as Vice President of the Management Board and Chief Financial Officer of Asseco. Mr. Kozlowski is also a member of the Asseco Group Board of Directors. From May 2008 to May 2012, Mr. Kozlowski served as Vice President of Asseco South Eastern Europe S.A. responsible for the company’s financial management. Mr. Kozlowski was directly involved in the acquisitions of companies incorporated within the holding of Asseco South Eastern Europe, as well as in the holding’s IPO process at the Warsaw Stock Exchange From 1996 to 1998, he served as Financial Director at Delta Software, and subsequently, from 1998 to 2003 as Senior Manager at Veraudyt. In the years 2004-2006, he was Head of Treasury Department at Softbank S.A. where he was delegated to act as Vice President of Finance at the company’s subsidiary Sawan S.A. From 2007 through June 2009, he served as Director of Controlling and Investment Division at Asseco Poland S.A. Mr. Kozlowski graduated of the University of Warsaw, obtaining Master’s degree at the Faculty of Organization and Management in 1998. He completed the Project Management Program organized by PMI in 2004, and the International Accounting Standards Program organized by Ernst & Young Academy of Business in the years 2005-2006.

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

Iris Yahal has served as one of our external directors, the chairperson of our audit committee since April 2013 and a member of our compensation committee since July 2013. Ms. Yahal has also served as an external director and chairperson of the audit committee of Formula Vision Technologies, Ltd. (TASE: FTV) since 2017. Ms. Yahal is an independent strategic transaction advisor for various software, renewable energy, infrastructure and biotech companies since 2007. From 1995 through 2007, Ms. Yahal served as Chief Financial Officer of BluePhoenix Solutions Ltd., a public company listed on the NASDAQ Global Market and the TASE. In addition, from 1999 through 2007 Ms. Yahal served as a director of BluePhoenix Solutions and each of its international subsidiaries. From 1991 until 1996, Ms. Yahal served as a controller at Argotech Ltd. which, at that time, was a wholly owned subsidiary of our company, operating as a start-up incubator. Prior to 1991, Ms. Yahal worked as an auditor with Wallenstein and Co., a public accounting firm. Ms. Yahal holds a B.A. degree in accounting and statistics and an M.B.A degree in business administration, both from Tel- Aviv University and is a certified public accountant in Israel.

Arrangements for the Election of Directors; Family Relationships

Asseco is our largest shareholder, holding 26% of our outstanding share capital and voting rights to approximately 46.3% of our outstanding share capital (each of which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares. Asseco has significant influence over the election of the members of our board of directors (other than our external directors). Other than as described immediately above, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such.

Mr. Guy Bernstein and Mr. Asaf Berenstin are first cousins. Other than such relationship, there are no family relationships among our executive officers and directors.

B.	Compensation

Aggregate Compensation Paid to Directors and Executive Officers

In 2017, Formula paid to its directors and executive officers, consisting of the individuals listed above in the table under “—Directors and Senior Management”, direct remuneration and provided related benefits of approximately $2.3 million (including stock based compensation in a total amount of $1.1 million), in the aggregate with respect to 2017. This aggregate compensation amount includes amounts set aside or accrued to provide pension, retirement or similar post-employment benefits, which themselves totaled less than $6,000 in 2017. In addition, Formula recorded with respect to its directors and executive officers expenses with respect to equity based compensation in a total amount of $1.1 million for 2017.

The above aggregate compensation amount does not include the following:

●	expenses, including business travel, professional and business association dues and expenses, for which Formula reimburses its officers; and
●	other fringe benefits that companies in Israel commonly reimburse or pay to their officers,

as amounts incurred for such expenses and benefits in 2017 were paid in reimbursement of activities carried out by our directors and executive officers for strict business purposes in carrying out their duties on behalf of Formula and were therefore not compensatory in nature.

The above aggregate compensation amount includes payment of directors’ fees. Formula compensates its external directors and other directors in accordance with the regulations promulgated under the Companies Law.

Summary Compensation Table

For so long as we qualify as a foreign private issuer, we are not required to comply with the executive compensation disclosure requirements applicable to U.S. domestic companies, including the requirement to disclose information concerning the amount and type of compensation paid to our chief executive officer, chief financial officer and the three other most highly compensated executive officers on an individual basis. Nevertheless, regulations promulgated under the Companies Law require us to disclose the annual compensation of our five most highly compensated office holders (as defined in the Companies Law) on an individual basis. Under the Companies Law regulations, this disclosure is required to be included in the annual proxy statement for our annual meeting of shareholders, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. Because of that disclosure requirement under Israeli law, we are also including that information in this annual report, pursuant to the disclosure requirements of Form 20-F.

The tables below reflect the compensation paid to our five most highly compensated office holders during or with respect to the year ended December 31, 2017. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2017.

Compensation of Management(1)

Name and Position(2), (3)	Salary ($)	Benefits And Perquisites ($)		Variable Compensation ($)		Equity Based Compensation ($) (5)
Guy Bernstein – CEO	508,000		(4)		(6)		(7)
Maya Solomon-Ella – COO	122,000	37,209		28,500		-

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements. We have two office holders who are members of management who are compensated by Formula (CEO and COO). For disclosure concerning compensation paid by us to our remaining four most highly compensated office holders (all of whom are directors), please see the table under “Compensation of Directors” below.

(2)	The executive officer listed in the table is a full-time employee or consultants of Formula. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2017.

(3)	Our Chief Financial Officer, Asaf Berenstin, also serves as the chief financial officer of Magic Software. Pursuant to an agreement between Magic Software and Formula, Mr. Berenstin allocates 30%-40% of his time to Formula. Because he is not compensated by Formula, Mr. Berenstin is not listed in this table, however, Formula recognized an expense of $130,500 in 2017 with respect to restricted shares granted to Mr. Berenstin.

(4)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive officer, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2017 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in Note 17(a) to our consolidated financial statements, contained elsewhere in this annual report.

(6)	Under his service agreement with us, our chief executive officer, is entitled to an annual bonus in an amount equal to 3.3% of our net profit (including capital gains) after tax. An advance of 70% of the estimated bonus with respect to each year is paid over the course of the year, divided into quarterly installments, which is estimated based on our quarterly financial statements and is subject to final adjustment at the end of the year.

(7)	In March 2012, concurrently with the amendment and extension of Mr. Bernstein’s service agreement as our Chief Executive Officer, our Board of Directors awarded him options exercisable for 1,122,782 ordinary shares of Formula, which took the place of 543,840 redeemable ordinary shares that had been granted to him in March 2011 and had been redeemed by Formula. The exercise price of the options granted in March 2012 was NIS 0.01 per share, and the options were exercised in their entirety in June 2013 by Mr. Bernstein. Our redemption right with respect to the ordinary shares issuable upon exercise of these options lapses in equal quarterly installments over an eight-year period that commenced in March 2012 and concludes on December 31, 2019. This March 2012 grant has been accounted for by Formula as a modification to the March 2011 grant to Mr. Bernstein. On August 3, 2017 and on August 22, 2017, Asseco sold 2,356,605 and 589,151, Formula ordinary shares, respectively, representing 20% of our outstanding share capital, to 11 Israeli financial institutions and to our Chief Executive Officer, respectively, in privately negotiated sales transactions. The sales caused Asseco’s equity interest in Formula to decrease from 46.3% to 26.3% and resulted in its loss of control of Formula. In accordance with Mr. Bernstein’s share based award plan, such loss of control of Asseco over Formula resulted in the immediate acceleration of all of his unvested shares, which amounted to 350,869 as of such date. The total compensation expense that we recorded in our statement of profit or loss for the year ended December 31, 2017 in respect of Mr. Bernstein’s March 2012 options grant (constituting his equity compensation for all of 2017) was $928,000.

Compensation of Directors

The following table sets forth information with respect to compensation of our directors (none of whom serves as an employee of our company) during fiscal year 2017. The fees to the directors were paid by Formula.

Name and Principal Position	Total Fees Earned or Paid in Cash ($)(1)
Marek Panek - Chairman	33,000
Rafal Kozlowski - Director	33,000
Dafna Cohen - Director	36,500
Eli Zamir - External Director	37,400
Iris Yahal - External Director	55,300

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements.

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

In March 2011, concurrently with the amendment and extension of our Chief Executive Officer’s service agreement, we granted to him options that were immediately exercisable for 543,840 redeemable ordinary shares of Formula. The options were to vest, i.e., our redemption right with respect to the options and the underlying ordinary shares issuable upon exercise was to lapse, in equal quarterly installments over a four year period that commenced in December 2011 and was to conclude in December 2015. The exercise price of the options was NIS 0.01 per share. Total fair value of the grant was calculated based on the share price on the grant date and totaled $9.06 million ($16.65 per share). In May 2011, Mr. Bernstein exercised all of these options for redeemable shares.

In December 2011, at which time we were negotiating an amendment and extension of our Chief Executive Officer’s service agreement, we redeemed all of the above-described 543,840 shares for no consideration. In March 2012, concurrently with the amendment and extension of our Chief Executive Officer’s service agreement, we approved a grant of options to him, exercisable for 1,122,782 ordinary shares of Formula as long as the Chief Executive Officer is (i) a director of Formula and/or (ii) a director of each of the directly held subsidiaries of Formula; provided that if he fails to meet the foregoing requirement (A) due to the request of the board of directors of either Formula or any of its directly held subsidiaries (other than a request which is based on actions or omissions by the Chief Executive Officer that would constitute “cause” under his service agreement with Formula), (B) because the Chief Executive Officer is prohibited under the governing law or charter documents of the relevant company or the stock exchange rules and regulations applicable to such company from being a director of such company (other than due to his actions or omissions) or (C) notwithstanding the Chief Executive Officer’s willingness to be so appointed (but provided that neither (A) nor (B) applies); then, in each of (A), (B) and (C), the Chief Executive Officer will be deemed to have complied with clauses (i) or (ii) above. The options vest, i.e., our redemption right with respect to the options and the underlying ordinary shares issuable upon exercise lapses, in equal quarterly installments over an eight year period that commenced in March 2012 and concludes in December 2019. Notwithstanding the foregoing, if a change of control of the Company occurs, then all unvested options and/or restricted shares will immediately become vested. The exercise price of the options is NIS 0.01 per share. In accordance with the terms of the option grant, the shares issuable upon exercise of the option will be deposited with a trustee and our Chief Executive Officer will not be permitted to vote or dispose of them until the shares are released from the trust, as described in the grant letter.

In June 2013, all 1,122,782 options were exercised into ordinary shares. Such ordinary shares have been deposited with a trustee and, pursuant to the terms of our 2011 Plan and the option agreement with respect to such options, our chief executive officer is not permitted to vote or dispose of them until the shares are released from the trust. All shares participate in dividends and have the right to vote, however for so long as the shares are held by the trustee (even if they have vested) the voting rights may only be exercised by the trustee. In accordance with the guidelines of our 2011 Share Incentive Plan for so long as the shares underlying any grant under the plan are being held by the trustee they will be voted by the trustee in the same proportion as the results of the other shares voting in the shareholder meeting.  Only those shares for which the vesting period has expired may be collected from the trustee. On August 3, 2017 and August 22, 2017 Asseco sold 2,356,605 and 589,151, respectively, Formula ordinary shares, representing 20% of our outstanding share capital, to 11 Israeli financial institutions and to our Chief Executive Officer, respectively, in privately negotiated sales transactions. The sale resulted in a decrease of Asseco’s equity interest in Formula from 46.3% to 26.3% and its loss of control of Formula. In accordance with Mr. Guy Bernstein’s share based award plan, that loss of control in the Company resulted in the immediate acceleration of all his unvested shares, which amounted to 350,869 as of such date. As of April 30, 2018, all 1,122,782 shares were fully vested, although they remained in the trust.

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

Option Grants to Chief Financial Officer

In November 2014, our board of directors awarded our Chief Financial Officer, Asaf Berenstin, 10,000 restricted shares under the 2011 Plan, or the Restricted Shares. The Restricted Shares vest on a quarterly basis over a four-year period, which commenced on November 13, 2014 and concludes on November 13, 2018, provided that during such time the Chief Financial Officer will continue to serve as (i) an officer of the Company and/or (ii) an officer in one of the directly held affiliates. If the Chief Financial Officer fails to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula), then, he will be deemed to have complied with clauses (i) or (ii) above. If a change of control of the Company occurs, then all unvested Restricted Shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and amounted to $239,000 ($23.9 per share). As a result of Asseco’s sale of Formula ordinary shares representing 20% of our outstanding share capital in August 2018, as described above, Asseco lost control of Formula. In accordance with Mr. Berenstin’s share based award plan, such loss of control resulted in the immediate acceleration of all his unvested Restricted Shares, which amounted to 3,125 as of that date. As of April 31, 2018 all 10,000 Restricted Shares awarded to Mr. Berenstin are fully vested, although they remain in the trust.

In August, 2017, our board of directors awarded our Chief Financial Officer, Asaf Berenstin, 10,000 restricted shares under the 2011 Plan. These additional restricted shares vest on a quarterly basis over a three-year period, which commenced on August 17, 2017 and concludes on August 16, 2020, provided that during such time the Chief Financial Officer continues to serve as (i) an officer of the Company and/or (ii) an officer in one of our directly held affiliates. If he fails to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula); then, the Chief Financial Officer will be deemed to have complied with clauses (i) or (ii) above. Notwithstanding the foregoing, if a change of control of Formula occurs, then all unvested additional restricted shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and amounted to $371,000 ($37.11 per share). As of April 30, 2018 all 10,000 additional restricted shares were deposited with the trustee, of which 1,667 shares have vested.

For a description of our 2008 Share Option Plan and 2011 Share Incentive Plan pursuant to which options or share awards may be granted from time to time to our directors, executive officers, employees and consultants, see “Item 6.E. Share Ownership— Arrangements Involving the Issue or Grant of Options to Purchase Shares” below.

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

External Directors Under the Companies Law

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two external directors. This law provides that a person may not be appointed as an external director if the person is a relative of the controlling shareholder of the company or if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subject, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer. The term “affiliation” and the similar types of prohibited relationships include:

●	an employment relationship;
●	a business or professional relationship, even if not maintained on a regular basis (but excluding a de minimis level relationship);
●	control; and
●	service as an office holder.

The term “office holder” is defined under the Israeli Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received, during his or her tenure as an external director, direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Israeli Companies Law and the regulations promulgated thereunder. If, at the time of election of an external director, all other directors who are not the company’s controlling persons or their relatives are of the same gender, the external director to be elected must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

●	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority, or
●	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed two percent (2%) of the aggregate voting rights in the company.

According to regulations promulgated under the Israeli Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. A director with “accounting and financial expertise” is a director that due to his or her education, experience and skills has a high expertise and understanding in financial and accounting matters and financial statements, in such a manner which allows him to deeply understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have “professional qualifications” if he or she either (i) has an academic degree in economics, business management, accounting, law or public service, (ii) has an academic or other degree or has completed other higher education, all in the field of business of the company or relevant for his/her position, or (iii) has at least five years’ experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. Our board of directors has determined that Ms. Iris Yahal and Mr. Eli Zamir have the requisite professional qualifications and expertise as required of our external directors under the Companies Law.

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

The initial term of an external director is three years and may be extended by the general meeting of shareholders, for up to two additional three year terms, provided that (i) his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, provided that the external director and certain of his or her related parties meet additional independence requirements; or (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director. In December 2015, Mr. Zamir and Ms. Yahal were reappointed as our external directors, each to hold office until December 2018. In accordance with the regulations under the Companies Law (Relief for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel, 2000), dual listed companies, like us, whose securities are listed on the NASDAQ Global Select Market or one of a number of other non-Israeli stock exchanges, may re-appoint an external director for additional three-year terms, in excess of the nine years as described above, if the audit committee and the board of directors confirm that, due to the expertise and special contribution of the external director to the work of the board and its committees, his or her re-appointment is in the best interests of the company. The same special majority is required for election of the external director for each additional three-year term.

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

Under regulations recently promulgated under the Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the NASDAQ Global Select Market, and that lack a controlling shareholder (as defined below) are exempt from the requirement to appoint external directors. Any such company is also exempt from the Companies Law requirements related to the composition of the audit and compensation committees of the Board. Eligibility for these exemptions is conditioned on compliance with U.S. stock exchange listing rules related to majority Board independence and the composition of the audit and compensation committees of the Board, as applicable to all listed domestic U.S. companies. Because we have a controlling shareholder as determined under the Companies Law (Asseco), we are not eligible for these exemptions under the new regulations.

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

Unaffiliated Directors Under the Companies Law

Under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. An “unaffiliated director” is defined as an external director or a director who meets the following criteria:

●	he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications; and
●	he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

Audit Committee

In addition to the foregoing requirement with respect to the majority of its members being unaffiliated directors, the Companies Law requires public companies such as ours to appoint an audit committee, comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The chairman of the board of directors, or any director employed by or otherwise providing services on a regular basis to the company or to a controlling shareholder or any entity controlled by a controlling shareholder, may not be a member of the audit committee. Under the Companies Law, our audit committee is responsible for (i) determining whether there are deficiencies in the business management practices of the company, including in consultation with the company’s internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices, (ii) determining whether to approve certain related party transactions, including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material, (iii) establishing the approval process (including, potentially, the approval of the audit committee) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (iv) where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board and propose amendments thereto, (v) examining the company’s internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the company’s special needs and size), (vi) examining the scope of the company’s auditor’s work and compensation and submitting a recommendation with respect thereto to the board of directors or the general meeting of shareholders, depending on which of them is considering the appointment of our auditor and (vii) establishing procedures with respect to the handling of company employees’ complaints as to the management of the company’s business and the protection to be provided to such employees. In compliance with regulations under the Companies Law, our audit committee also approves our financial statements, thereby fulfilling the requirement that a board committee provide such approval. An audit committee may not approve an action requiring its approval, unless at the time of approval a majority of the committee’s members are present, of whom a majority consist of unaffiliated directors and at least one of them is an external director.

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

Our audit committee consists of our two external directors, Mr. Eli Zamir and Ms. Iris Yahal, as well as Ms. Dafna Cohen. Each of Mr. Zamir, Ms. Yahal and Ms. Cohen qualifies as an independent director under both the NASDAQ listing rules and Rule 10A-3 of the Exchange Act. The board has furthermore determined that Ms. Yahal is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert.”

Compensation Committee and Compensation Policy

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the NASDAQ Global Select Market, and who do not have a controlling shareholder, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires what we refer to as a Special Majority Approval for Compensation. A Special Majority Approval for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

We initially adopted a compensation policy during 2013. Our compensation policy was not re-approved at our Annual General Meeting of Shareholders that was held on December 21, 2016. In April 2018, in accordance with Section 276A(c) of the Israeli Companies Law 5759-1999, our compensation committee and the board determined that the approval of the compensation policy is in the best interest of the company and exercised their right to adopt the compensation policy notwithstanding it not having been approved by the shareholders at the Annual Meeting. The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant office holder;
●	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;
●	the impact of disparities in salary upon work relationships in the company;
●	the possibility of reducing variable compensation at the discretion of the board of directors;
●	the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and
●	as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;
●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;
●	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;
●	the minimum holding or vesting period for variable, equity-based compensation; and
●	maximum limits for severance compensation.

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);
●	recommending to the board of directors periodic updates to the compensation policy;
●	assessing implementation of the compensation policy; and
●	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the compensation committee, which include:

●	the responsibilities set forth in the compensation policy;
●	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and
●	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Our compensation committee consists of our two external directors, Mr. Eli Zamir and Ms. Iris Yahal, as well as Ms. Dafna Cohen. Each of the members of our compensation committee qualifies as an independent director under the NASDAQ listing rules.

Internal Auditor

Under the Companies Law, the board of directors is required to appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an interested party (i.e., a holder of 5% or more of the voting rights in the company or of the issued share capital, the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors), or a relative of an office holder or of an interested party. In addition, the company’s independent auditor or its representative may not serve as the company’s internal auditor. Our internal auditor is Mr. Eyal Weitzman.

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

Office Holders’ Insurance. Our articles provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders imposed on the office holder in respect of an act performed in his or her capacity as an office holder, with respect to:

●	a breach of his duty of care to us or to another person;
●	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or
●	a financial liability imposed upon him in favor of another person.

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Certain of our subsidiaries (Magic Software, Sapiens, Insync, and Michpal) participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2017 was approximately $172,000.

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

Limitations on Exemption, Insurance and Indemnification. The Companies Law provides that a company may not indemnify an office holder, enter into an insurance contract which would provide coverage for any monetary liability, or exempt an office holder from liability, with respect to any of the following:

●	a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
●	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, except for a breach that was made in negligence;
●	any act or omission done with the intent to derive an illegal personal benefit;
●	any fine levied against the office holder; or
●	a counterclaim made by the company or in its name in connection with a claim against the company filed by the office holder.

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

The table below sets forth the average number of employees employed by us, as allocated (i) among our five subsidiaries in which we have effective control through December 31, 2017 and (ii) by geographical area of employment, during each of the last three fiscal years:

	2015	2016	2017
Matrix	7,644	8,250	8,630
Magic Software	1,203	1,699	2,052
Sapiens	1,573	1,928	2,376
TSG	345	375	375
Michpal	-	-	47
Insync	561	1,320	997
Total	11,326	13,572	14,477

	2015	2016	2017
Israel	8,652	9,608	10,032
Europe	704	838	771
United States and Canada	1,538	2,548	2,913
South Africa	12	10	28
Asia	420	568	733
Total	11,326	13,572	14,477

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

As of April 30, 2018, none of our directors or officers owned any shares of our company (whether actual ordinary shares or shares issuable upon exercise of options), except for Mr. Guy Bernstein, our Chief Executive Officer, and Mr. Asaf Berenstin, as described above. None of the ordinary shares beneficially owned by Messrs. Bernstein and Berenstin has voting rights different from those possessed by other holders of Formula’s ordinary shares.

At the current time, based on information that he has provided to us, Mr. Guy Bernstein beneficially owns 1,971,973of Formula’s ordinary shares, in the aggregate. Please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below for more information.

At the current time, based on information that he has provided to us, Mr. Asaf Berenstin owns 20,000 of Formula’s ordinary shares, which were granted to him on November 13, 2014 and on August 17, 2017 (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to Chief Financial Officer”).and in Note 17(a) to our consolidated financial statements contained elsewhere in this annual report). Of those options, as of April 30, 2018, 11,667 are vested and the remainder are subject to restrictions.

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

Of the options available for grant under the 2008 Plan, we granted, in January 2009, options to purchase 396,000 ordinary shares to our Chief Executive Officer, each exercisable at an exercise price of NIS 0.01. (Please see “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of that grant.) As of April 30, 2018, there are no available shares for future grants under the 2008 Plan.

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

Of the options available for grant under the 2011 Plan, we approved the grant, in March 2011, of options to purchase 543,840 ordinary shares to our Chief Executive Officer, each to be exercisable for no consideration and, in March 2012, we approved the grant of options to purchase 1,122,782 ordinary shares to our Chief Executive Officer, each to be exercisable for NIS 0.01 per share. Please see “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of those grants. We have also approved the grant of 10,000 restricted shares to our Chief Financial Officer on each of November 13, 2014 and August 17, 2017 under the 2011 Plan. Please see “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to Chief Financial Officer” for a description of those grants.

As of April 30 2018, 58,378 ordinary shares remain available for future grants under the 2011 Plan.

Option Plans of Our Subsidiaries

Our subsidiaries generally have share option plans pursuant to which qualified directors, employees and consultants may be granted options for the purchase of securities of the subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of Formula’s ordinary shares as of March 31, 2018 by each person known to us to be the beneficial owner of 5% or more of Formula’s ordinary shares based on information provided to us by our shareholders or disclosed in public filings with the SEC. Percentages expressed in the below table are based on 14,738,782 ordinary shares outstanding as of March 31, 2018 (which includes ordinary shares subject to restrictions and repurchase by us). Ordinary shares represented by ADSs are included both in the number of our outstanding ordinary shares and in determining the beneficial ownership of any particular shareholder or group of shareholders. None of the holders of the ordinary shares listed in the below table has voting rights different from other holders of Formula’s ordinary shares. Except where indicated otherwise, we believe, based on information furnished by these owners, that each of the beneficial owners of Formula’s shares listed below has sole investment and voting power with respect to such shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A. (3)	5,849,819	39.7%
Guy Bernstein (4)	1,971,973	13.4%
Menora Mivtachim Holdings Ltd.(5)	1,020,122	6.9%
Psagot Investment House Ltd. (6)	773,543	5.3%
Clal Insurance Enterprises Holdings Ltd. (7)	834,919	5.7%
Meitav Dash Investments Ltd. (8)	765,065	5.2%
Yelin Lapidot Holdings Management Ltd. (9)	764,443	5.2%
Phoenix Holdings Ltd. (10)	779,139	5.3%
All directors and executive officers as a group (8 persons) (11)	1,984,473	13.5%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 14,738,782 ordinary shares (including shares represented by ADSs) issued and outstanding as of March 31, 2018.

(3)	Based on Amendment No. 3 to Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on October 19, 2017. Includes 1,971,973 ordinary shares owned by Mr. Guy Bernstein, with respect to which Asseco currently possesses the voting rights pursuant to a voting agreement between Asseco and Mr. Bernstein. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Based on Amendment No. 2 to Schedule 13D filed by Mr. Bernstein with the SEC on October 19, 2017. Consists of (a) (i) 260,040 ordinary shares, and (ii) an additional 1,122,782 ordinary shares, all of which are held in trust for Mr. Bernstein, and (b) an additional 589,151 ordinary shares, of which (iii) 297,451 are held by Mr. Bernstein and (iv) 291,700 are held in trust for Mr. Bernstein. Asseco currently possesses the voting rights to all such shares pursuant to a voting agreement between Asseco and Mr. Bernstein.

(5)	Based on written notification received from Menora Mivtachim Holdings Ltd., or Menora Holdings, subsequent to the filing by such shareholder of Amendment No. 4 to Schedule 13G on February 14, 2018. Such ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Menora Holdings, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(6)	Based on Amendment No. 1 to Schedule 13G filed by Psagot Investment House Ltd., or Psagot, on February 12, 2018. The ordinary shares beneficially owned by Psagot are held by portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds and pension funds managed by Psagot Provident Funds and Pension Ltd. Each of Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., Psagot Mutual Funds Ltd., Psagot Provident Funds and Pension Ltd. is a wholly-owned subsidiary of Psagot Investment House Ltd. The Psagot subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any such ordinary shares is held for the benefit of the owners of portfolio accounts, the holders of the exchange-traded notes, or for the benefit of the members of the mutual funds, provident funds, or pension funds, as the case may be. Each of Psagot and Psagot subsidiaries disclaims beneficial ownership of any such ordinary shares.

(7)	Based on written notification received from Clal Insurance Enterprises Holdings Ltd., or Clal, subsequent to the filing by such shareholder of Amendment No. 1 to Schedule 13G on February 14, 2018. Clal is a publicly-held Israeli corporation. The majority outstanding shares of Clal are held by a trustee appointed by the Israeli Supervisor of Capital Markets, Insurance and Savings on behalf of IDB Development Corporation Ltd., or IDB, pending IDB’s sale of its controlling interest in Clal. The ordinary shares held by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions.

(8)	Based on written notification received from Meitav Dash Investments Ltd., or Meitav Dash, subsequent to the filing by such shareholder of Schedule 13G on January 8, 2018. The ordinary shares beneficially owned by Meitav Dash are held by (i) provident funds of Meitav Dash (541,260 ordinary shares), (ii) mutual funds of Meitav Dash (67,449 ordinary shares) and (iii) ETFs of Meitav Dash (156,366 ordinary shares).

(9)	Based on written notification received from Yelin Lapidot Holdings Management Ltd., or Yelin, subsequent to the filing by such shareholder of Amendment No. 1 to Schedule 13G filed on January 31, 2018. The ordinary shares beneficially owned by Yelin are held by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident, and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin Holdings. Messrs. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Holdings, and are responsible for the day-to-day management of Yelin Holdings. The ordinary shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds. Each of Messrs. Yelin and Lapidot, Yelin Holdings, Yelin Provident and Yelin Mutual disclaims beneficial ownership of the subject ordinary shares.

(10)	Based on written notification received from Phoenix Holdings Ltd., or Phoenix Holdings, subsequent to the filing by such shareholder of Amendment No. 1 to Schedule 13G filed on February 20, 2018. The ordinary shares held by Phoenix Holdings are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Holdings, or the Phoenix Subsidiaries. The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Phoenix Holdings is a majority-owned subsidiary of Delek Group Ltd. The majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder are held by the public.

(11)	Includes the shares described in note (4) above and 12,500 vested restricted shares granted to Asaf Berenstin, the Company’s Chief Financial Officer, on November 13, 2014 and on August 17, 2017 under the Company’s 2011 Plan. An additional 7,500 restricted shares remain subject to restriction. Besides Mr. Bernstein and Mr. Berenstin, none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options).

Recent Significant Changes in Holdings of Major Shareholders

On August 3, 2017 Asseco, then holding 6,823,602, representing 46.3% of our outstanding share capital, sold 2,356,605 of our ordinary shares, representing 16% of our outstanding share capital to eleven Israeli financial institutions, in privately negotiated sales transactions, for NIS124.14 per share (or $34.59 per share, based on the representative exchange rate of NIS 3.589 = US $1.00 reported by the Bank of Israel as of August 3, 2017). On August 22, 2017, Asseco sold additional 589,151 of our ordinary shares, representing 4% of our outstanding share capital to Mr. Bernstein, our Chief Executive Officer for the same price per share. As a result of these transactions, Asseco ownership of our outstanding share capital was reduced to 26.3%.

On October 4, 2017, Asseco entered into a shareholders agreement with our Chief Executive Officer, under which agreement Asseco has been granted an irrevocable proxy to vote an additional 1,971,973 of our ordinary shares, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 39.7% of our outstanding ordinary shares (which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares).

As of March 31, 2018, 14,738,782 ordinary shares were issued and outstanding, which excludes 24,780 ordinary shares that we repurchased during 2002 and 543,840 that we repurchased during 2011. On April 30, 2018, we had two shareholders of record, one of which was a United States record holder. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders (including shares represented by ADSs) are recorded in the name of our Israeli share registrar, Israel Discount Bank Limited’s registrar company. All of our ordinary shares (including shares represented by ADSs) have equal voting rights. However, under applicable Israeli law, the shares that we have repurchased and currently hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

As of April 30, 2018, 173,745 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York Mellon, representing approximately 4.6% of our outstanding ordinary shares. As of that date, there were approximately 53 registered holders of our ADSs, of whom approximately 45 record holders were United States residents. Such number of record holders is not representative of the actual number of beneficial holders of our ADSs in the United States.

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

Office Holders’ Insurance

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ (D&O) liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The current coverage of our directors’ and officers’ liability insurance policy is up to a maximum of $40.0 million both per incident and in the aggregate, plus $10.0 million of Side A DIC coverage. The total premium Formula paid during 2017 was approximately $172,000.

In April 2018, our compensation committee and board of directors determined that it is in the best interest of the Company and our shareholders and therefore approved, subject to shareholder approval, that we obtain one or more renewals of our D&O insurance policy, which will reflect certain increases in the insurance coverage, for a period of up to three years.

The renewed insurance coverage will be subject to the following terms: (i) the coverage will be no less than $10 million, both per claim and in the aggregate; (ii) the annual premium to be paid by our company and its subsidiaries will not exceed an amount representing an increase of 20% or more in any year, as compared to the previous year, and in any event no more than $400,000 per year; and (iii) any renewal, extension or substitution will be for the benefit of our company’s and its subsidiaries’ officers and directors and will otherwise be on terms substantially similar to or better (from the perspective of the directors and officers) than those of the then-effective insurance policy.

Service Agreement with our Chief Executive Officer

We are party to a written service agreement with our Chief Executive Officer, Mr. Guy Bernstein, which was entered into in December 2008 and was amended in March 2011 and in March 2012 and which has a term of 84 months from the date of such last amendment. This agreement provides for early termination by either side upon 180 days advance written notice, during which time the Chief Executive Officer will continue to receive service fees. This agreement furthermore contains customary provisions regarding nondisclosure, confidentiality of information and assignment of inventions.

Option Agreement with our Chief Executive Officer

For a description of the option agreement with our Chief Executive Officer, please see “Item 6.B. Compensation – Option Grants to, and Service Agreement with, Chief Executive Officer.”

Services Obtained from Asseco

During 2017, Asseco provided back-office services, professional services and fixed assets to Sapiens’ wholly-owned subsidiary, Sapiens Poland, in an amount totaling approximately $1.6 million.

Services provided to Asseco

During 2017, Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in a total amount of approximately $8.25 million. For historic reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis.

During 2017, Matrix performed services as a sub-contractor on behalf of Asseco Denmark AS, a subsidiary of Asseco in an amount totaling approximately €0.5 million ($0.6 million).

Fees Paid for Board Services in Affiliates

Sapiens paid us approximately $28,600 in respect of their share of the director’s fees of Guy Bernstein, their Chairman, for the year ended December 31, 2017.

Matrix paid us approximately $30,000 in respect of their share of the director’s fees of Guy Bernstein, their Chairman, for the year ended December 31, 2017.

Mr. Bernstein serves as the Chief Executive Officer of Formula.

Other Transactions

As of December 31, 2017, the Group had trade payable balances due to its related parties in amount of approximately $0.2 million and. In addition, as of December 31, 2017 the Group had trade receivables balances due from its related parties in amount of approximately $1.5 million.

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

Export Sales

In 2017, 38% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see “Item 4.—Information on the Company— Business Overview— Geographical Distribution of Revenues.”

Legal Proceedings

From time to time, we are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. In Accordance with IFRS, we accrue a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in the determination of both the probability and as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. We intend to vigorously defend ourselves against the above claims, and we generally intend to vigorously defend any other legal claims to which we are subject. While for most litigation, the outcome is difficult to determine, to the extent that there is a reasonable possibility that the losses to which we may be subject could exceed the amounts (if any) that it has already accrued, we attempt to estimate such additional loss, if reasonably possible, and disclose it (or, if it is an immaterial amount, indicate accordingly). The aggregate provision that we have recorded for all other legal proceedings (other than the particular material proceeding described below) is not material. Furthermore, in respect of our ordinary course legal, administrative and regulatory proceedings (i.e., other than the particular material proceeding described below), we estimate, in accordance with the procedures described above, that as of the current time there is no reasonable possibility that we will incur material losses exceeding the non-material amounts already recognized.

Legal Proceedings related to Magic Software:

Disputes with Software Company

In August 2009, an Israeli software company and one of its owners initiated an arbitration proceeding, or the First Arbitration, Magic Software and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The software company sought damages in the amount of approximately NIS 52 million (approximately $13.4 million). The arbitrator rendered his decision in January 2015 and determined that Magic Software should pay damages in the amount of $2.4 million.

In September 2016, the same software company filed a lawsuit seeking damages of NIS 34.1 million (approximately $9.8 million) against Magic Software and one of its subsidiaries, in an arbitration proceeding taking place between the parties, or the Lawsuit. In the Lawsuit, the software company claims that warning letters that Magic Software sent to its clients in Israel and abroad, warning those clients against the possibility that the conversion procedure offered by the software company may result “in an infringement of Magic Software’s copyrights, or the Warning Letters, as well as other alleged actions, have caused the software company damages resulting from loss of potential business. The Lawsuit is based on rulings given in the First Arbitration proceeding that was held between the parties in which it was decided that the Warning Letters constituted a breach of a non-disclosure agreement signed by the parties, and upon damages that were awarded to the software company for the years 2009-2010. The software company claims that it was granted permission in the First Arbitration to seek damages relating to the years 2011 onwards in separate proceedings.

On January 23, 2017, Magic Software filed its statement of defense, maintaining, on various grounds, that the Lawsuit must be rejected, both in limine and on its merits. The software company filed its response on April 2, 2017. Both sides have submitted witness statements, as well as expert opinions relating to both financial issues, technical issues and Google Ads issues.

In view of the nature of the claims - both factual and legal - that were raised in the proceedings; in view of the likelihood of an expert-based ruling; and given the stage of the proceedings, where the witnesses and experts are yet to be cross-examined, it is impossible to properly evaluate the prospect of the Lawsuit being successful.”

Collection Proceeding Against Customer

In February 2018, Comm-IT Ltd., a subsidiary of Magic Software commenced an action against one of its customers for payment of an overdue amount in the Supreme Court of the State of New York, New York County. In April 2018, the customer filed an answer in the action that included counterclaims asserting causes of action for breach of contract, fraud, and trespass to chattel. Based on our review of the allegations asserted in the counterclaims, it appears that the allegations do not have merit.

Legal Proceedings related to Sapiens:

Dispute with Significant Client

As disclosed previously, in 2017, Sapiens was involved in a dispute with a significant customer under a software development project agreement, which agreement provided for the customizing, enhancement and implementation of a new product. The customer alleged that Sapiens had materially breached our agreement with the customer. After carefully examining the customer’s allegations, Sapiens informed the customer that it had not materially breached any of its obligations under the agreement and that the customer had itself materially breached the agreement. Work on the project was canceled due to the dispute.

Following discussions between the parties, in the second quarter of 2017, Sapiens entered into a settlement agreement with the customer, under which the software development project agreement was terminated. Pursuant to the settlement agreement, the customer paid Sapiens a settlement amount and the customer retained a nonexclusive, perpetual, royalty-free license to use the software product in certain territories, subject to payment to Sapiens of an agreed-upon maintenance fee. The agreement furthermore confirmed the respective ownership rights of the parties in the intellectual property related to the product that had been jointly developed, including Sapiens’ ownership of the subject software. As agreed, Sapiens has the right to commercialize and sell licenses to certain components of the developed product, without limitation subject to its payment of royalties to the customer on certain initial sales of licenses to those components. The settlement agreement furthermore called for Sapiens and the customer to endeavor to meet once every 12 months to discuss the relationship between the parties and the current status of certain development and marketing efforts made by Sapiens.

Dispute with Former Client

In November 2017, Sapiens wholly-owned subsidiary settled a dispute with a customer, related to a claim filed by such customer in an Amsterdam court, pursuant to which the action was dismissed and Sapiens subsidiary paid approximately $0.9 million, constituting the deductible for its insurance policy coverage for the customer’s claim.

Legal Proceedings related to Matrix:

On February 26, 2017, a bill of indictment was submitted by the Israeli Antitrust Authority against a subsidiary of Matrix and against a junior employee of such subsidiary, claiming that the junior employee and as follows the subsidiary were allegedly a party in a binding agreement and also by “obtaining by fraud”, in one indictment regarding a tender of $360.

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

Dividend Policy

Formula

Under Formula’s dividend policy adopted by our board of directors, sums that are not planned to be used for investments in the near future may be distributed to its shareholders as a cash dividend, to the extent that our performance allows such distribution. In the three most recent fiscal years, Formula has made the following distributions:

In September 2017, Formula declared a cash dividend to its shareholders, which was paid in November 2017, of $0.34 per share. The aggregate amount distributed by Formula was approximately $5.0 million.

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

Magic Software

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

On August 9, 2017 Magic Software’s board of directors amended Magic Software’s dividend policy under which Magic Software will distribute a dividend of up to 75% of its annual distributable profits each year, subject to any applicable law.

Matrix

In August 2010, Matrix’s board of directors decided to change Matrix’s dividend distribution policy whereby every year, Matrix will distribute a dividend at a rate of 75% (instead of 50% before) of its annual net income. The dividend is to be distributed on a quarterly basis.

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

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2018 (through April 26, 2018)	157.60	116.10	45.73	31.84
2017	163.80	126.60	42.62	35.27
2016	163.10	92.33	42.29	23.18
2015	136.2	81.00	35.57	20.57
2014	114.10	83.70	33.79	21.02
2013	94.99	57.89	26.64	16.22

Quarterly:
Second Quarter 2018 (through April 26, 2018)	136.90	124.00	38.91	34.65
First Quarter 2018	157.60	116.10	42.41	31.84
Fourth Quarter 2017	154.80	140.00	44.22	39.85
Third Quarter 2017	152.50	126.60	43.39	35.27
Second Quarter 2017	159.70	129.00	44.29	36.64
First Quarter 2017	163.80	139.20	42.56	36.76
Fourth Quarter 2016	163.10	141.40	42.29	37.09
Third Quarter 2016	157.70	119.60	41.85	30.84
Second Quarter 2016	133.30	114.00	34.60	30.04
First Quarter 2016	124.9	92.33	32.01	23.18

Most Recent Six Months:
March 2018	131.80	116.10	37.51	31.84
February 2018	149.50	122.10	43.62	34.64
January 2018	157.60	145.00	45.73	42.31
December 2017	150.80	141.40	43.23	40.18
November 2017	154.80	140.00	44.22	39.85
October 2017	150.00	141.00	42.84	39.93

Price Range of American Depositary Shares

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the NASDAQ Global Select Market in U.S. dollars.

	U.S.$
	Price Per ADS
	High	Low
Annual:
2018 (through April 26, 2018)	45.65	33.52
2017	44.20	35.52
2016	42.95	23.54
2015	35.64	20.47
2014	33.79	21.02
2013	26.64	16.22

Quarterly:
Second Quarter 2018 (through April 26, 2018)	37.29	33.52
First Quarter 2018	45.65	34.50
Fourth Quarter 2017	43.10	37.42
Third Quarter 2017	43.10	35.52
Second Quarter 2017	44.20	36.30
First Quarter 2017	42.70	36.40
Fourth Quarter 2016	42.95	36.30
Third Quarter 2016	42.20	31.05
Second Quarter 2016	34.00	30.00
First Quarter 2016	32.29	23.54

Most Recent Six Months:
March 2018	38.00	34.50
February 2018	43.00	34.62
January 2018	45.65	41.60
December 2017	42.50	37.42
November 2017	42.10	40.05
October 2017	43.10	40.20

B.	Plan of Distribution

Not applicable.

C.	Markets

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

We are registered with the Israeli Companies Registrar under the number 52-003669-0. Our objects are specified in our memorandum of association. These objects include:

●	operating within the field of informational and computer systems;
●	providing management, consulting and sale services for computers, computer equipment, software for computers and for information systems;
●	operating a business of systems analysis, systems programming and computer programming; and
●	establishing facilities for instruction and training for computers and digital systems.

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

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest, as defined under the Companies Law, includes any personal interest held by the office holder’s spouse, siblings, parents, grandparents or descendants; spouse’s descendants, siblings or parents; and the spouses of any of the foregoing, and also includes any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter.

Under the Companies Law, an extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of his or her duty of loyalty. However, a company may not approve a transaction or action that is not in the company’s interest or that is not performed by the office holder in good faith. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors. If such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy, or if the office holder is the chief executive officer (apart from a number of specific exceptions), then such arrangement is further subject to a Special Majority Approval for Compensation. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders by ordinary majority, in that order, and under certain circumstances, a Special Majority Approval for Compensation.

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

The approvals of the board of directors and shareholders are required for a private placement of securities (or a series of related private placements during a 12-month period or that are part of one continuous transaction or transactions conditioned upon each other) in which:

●	the securities issued represent at least 20% of the company’s actual voting power prior to the issuance of such securities, and such issuance increases the relative holdings of a 5% shareholder or causes any person to become a 5% shareholder, and the consideration in the transaction (or a portion thereof) is not in cash or in securities listed on a recognized stock exchange, or is not at a fair market value; or
●	a person would become, as a result of such transaction, a controlling shareholder of the company.

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

Shareholder Duties

Under the Companies Law, a shareholder has a duty to act in good faith towards the company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company including voting in the general meeting of shareholders on:

●	any amendment to the articles of association;
●	an increase of the company’s authorized share capital;
●	a merger; or
●	approval of actions of office holders in breach of their duty of loyalty and of interested party transactions.

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

The Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly-owned subsidiary in a rollup merger transaction, or to the shareholders of the acquirer in a merger or acquisition transaction if:

●	the transaction does not involve an amendment to the acquirer’s memorandum or articles of association;
●	the transaction does not contemplate the issuance of more than 20% of the voting rights of the acquirer which would result in any shareholder becoming a controlling shareholder; and
●	there is no “cross ownership” of shares of the merging companies, as described above.

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

The foregoing provisions do not apply to:

●	a private placement in which the company’s shareholders approved such holder owning 25% or more of the voting rights in the company (if there is no other shareholder that holds 25% or more of the voting rights in the company); or more than 45% of the voting rights in the company (if there is no other shareholder that holds more than 45% of the voting rights in the company); or
●	a purchase from an existing holder of 25% or more of the voting rights in the company that results in another person becoming a holder of 25% or more of the voting rights in the company or a purchase from an existing holder of more than 45% of the voting rights in the company that results in another person becoming a holder of more than 45% of the voting rights in the company.

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

Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Company Commitments” for a description of our loan agreement with an Israeli institutional investor and the terms of the trust agreements to which we are party in connection with the Debentures that we issued in September 2015and in January 2018. Please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of our service agreement with our Chief Executive Officer, Mr. Guy Bernstein. Beyond those agreements, Formula is not party to, and has not been party to in the last two years, any material contract entered into outside of its ordinary course of business. In addition, while our subsidiaries are party and have been party in the last two years to numerous contracts with customers, resellers and distributors, such contracts are entered into in the ordinary course of business. Furthermore, we do not deem any other individual contract entered into by any of our subsidiaries outside of the ordinary course of business (such as investment or acquisition agreements) during the last two years to be material to us, except as described below.

Share Purchase Agreement for Acquisition of StoneRiver

In the first quarter of 2017, Sapiens entered into a share purchase agreement with StoneRiver Group L.P., or the StoneRiver Seller, and StoneRiver, Inc., or StoneRiver, for the acquisition of all of the issued and outstanding share capital of StoneRiver. Sapiens consummated the acquisition later in the first quarter of 2017. StoneRiver is a Denver, Colorado- based provider of technology solutions and services to the insurance industry. The acquisition consideration was approximately $100 million in cash, subject to certain adjustments based on working capital, transaction expenses, unpaid debt and certain litigation matters.

Immediately prior to closing, Sapiens purchased a representations and warranties insurance policy covering certain indemnifiable damages under the agreement, which we refer to as the StoneRiver Insurance. The StoneRiver Insurance provides for coverage of $12,500,000 in the aggregate and its term is in general three years (except with respect to certain fundamental representations and warranties, as to which the term of the StoneRiver Insurance is six years). In addition, two escrow funds were established by StoneRiver, for the purpose of enabling the indemnification of Sapiens for certain damages that are not fully recovered under the StoneRiver Insurance: (i) an escrow fund in the amount of $500,000 for a period of one year and (ii) an escrow fund in the amount of $2,000,000 for a period of 18 months.

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

Israeli Resident Individuals

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 50% in 2017).

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

Israeli Resident Corporations

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate was 24% in 2017, and as of 2018 the corporate tax rate is 23%.

Non-Israeli Residents

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (24% in 2017 and 23% in 2018 and thereafter) if generated by a company or, at the rate of 25% (for assets other than shares that are listed on stock exchange – 20% for the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on stock exchange – 25% with respect to the portion of the gain generated up to December 31, 2011), if generated if by an individual from the sale of an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 50% for an individual in 2017).

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

In addition, a sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, which we refer to as the U.S-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares and is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; (ii) the shareholder, if an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; (iii) the capital gain arising from such sale is attributable to a permanent establishment of the shareholder which is maintained in Israel under certain terms; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (v) the capital gains arising from such sale, exchange or disposition is attributed to royalties. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Treaty does not provide such credit against any U.S. state or local taxes.

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

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares and ADSs (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the benefits period of an AE or BE are subject to withholding tax at the rate of 15% (and 20% with respect to PFE), if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/Benefited/ Preferred income).

Israeli Resident Corporations. Generally, Israeli resident corporations are generally exempt from Israeli corporate tax on the receipt of dividends paid on ordinary shares or ADSs so long as the profits out of which the dividends were paid, were derived in Israel. However, dividends distributed from taxable income accrued during the benefits period of an AE or BE are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period.

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares, like our ordinary shares and ADSs, at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder, at the time of distribution or at any time during the preceding 12-month period), or 15% if the dividend is distributed from income attributed to an AE or a BE (and 20% with respect to a PFE). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Substantial Shareholder or not), and 15% if the dividend is distributed from income attributed to an AE or a BE (and 20% if the dividend is distributed from income attributed to a PFE), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the U.S-Israel Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares and ADSs who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved or BEs, as applicable, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an AE or a BE are subject to a withholding tax rate of 15% for such a U.S. corporate shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an AE, a Benefited Enterprise or a PFE, and partly to other sources of income, the withholding rate will be a mixed rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-Israeli resident who receives dividends from which tax was fully withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (iii) the taxpayer is not obliged to pay excess tax (as further explained below).

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax for income exceeding a certain level. For 2016, the rate of such additional tax was 2% on annual taxable income exceeding NIS 810,720, and for 2017 and onwards, the additional tax is at a rate of 3% on annual income exceeding NIS 640,000, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

United States Federal Income Tax Considerations

The Tax Cuts and Jobs Act of 2017, or the TCJA, which was enacted on December 22, 2017, makes significant changes to the U.S. Internal Revenue Code. Such changes include a reduction in the corporate tax rate and limitations on certain corporate deductions and credits, among other changes. The application of accounting guidance for various items and the ultimate impact of the TCJA on our business are currently uncertain.

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

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or non-U.S. taxation. You are urged to consult your tax advisors regarding the non-U.S. and U.S. federal, state and local tax consequences of an investment in ordinary shares.

For purposes of this summary, as used herein, the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

●	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;
●	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder (which we refer to as a non-U.S. holder) and considers only U.S. holders that will own our ordinary shares as capital assets (generally, for investment).

Furthermore, unless otherwise indicated, this discussion assumes that our company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Companies” below.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2017.

If we were a PFIC, each U.S. holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares and ADSs (including gain deemed recognized if our ordinary shares and ADSs are used as security for a loan) and upon receipt of certain excess distributions (generally, distributions that exceed 125% of the average amount of distributions in respect to such shares received during the preceding three taxable years or, if shorter, during the U.S. holder’s holding period prior to the distribution year) with respect to our ordinary shares and ADSs as if such income had been recognized ratably over the U.S. holder’s holding period for the shares. The U.S. holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year to which income is allocated, and an interest charge on the tax as so computed would also apply. The tax liability with respect to the amount allocated to the taxable year prior to the taxable year of the distribution or disposition cannot be offset by any net operating losses. Additionally, if we were a PFIC, U.S. holders who acquire our ordinary shares and ADSs from decedents (other than nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the lesser of the decedent’s basis or the fair market value of such shares on the decedent’s date of death.

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (a QEF), in which case the U.S. holder would be taxed, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. We have agreed to supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. holder’s basis in its Ordinary Shares and ADSs will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. holder’s QEF election is in effect with respect to the entire holding period for its Ordinary Shares and ADSs, any gain or loss realized by such holder on the disposition of its Ordinary Shares and ADSs held as a capital asset generally will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such Ordinary Shares and ADSs for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. The maximum long-term capital gains rate is 20% for individuals with annual taxable income that exceeds certain thresholds. The QEF election is made on a shareholder-by-shareholder basis, applies to all Ordinary Shares and ADSs held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS. The QEF election must be made on or before the U.S. holder’s tax return due date, as extended, for the first taxable year to which the election will apply.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2017. We currently expect that we will not be a PFIC in 2018. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our ordinary shares and ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares and ADSs in the event that we qualify as a PFIC.

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

Formula is subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports with the SEC, including annual reports on Form 20-F by April 30 each year (as of 2018). In addition, we furnish interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K certain other material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. You may inspect without charge and copy at prescribed rates such material at the public reference facilities maintained by the SEC, at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate and Currency Exchange Rate Fluctuations; Impact of Inflation

In light of the nature of our activities, we invest our cash and cash equivalents primarily in short-term and long-term deposits. As of December 31, 2017, substantially all of the cash that we held was invested in dollar, Euro, Indian Rupee, and British Pound accounts bearing interest based on LIBOR, and NIS accounts bearing interest based on the Israeli prime rate. Given the current low interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings from our financial assets would be negligible, holding other variables constant.

As described above in this annual report (under “Item 3.D Risk Factors—Risks Related to Operations in Israel—Fluctuations in foreign currency values may affect our business and results of operations” and “Item 5. Operating and Financial Review and Prospects—Operating Results— Impact of Inflation and Currency Fluctuations on Results of Operations”), because most of our software services revenues are received in NIS, a devaluation of the NIS against the dollar adversely impacts our dollar-recorded software services revenues and operating profit, by reducing the dollar-recorded revenues for those software services. Accordingly, a devaluation of the dollar against the NIS positively impacts our dollar-recorded software services revenues and operating profit.

At the same time, a significant portion of our revenues from proprietary software products is currently denominated in dollars and other currencies, particularly Euro and British pound, Indian rupee and to a lesser extent Japanese yen, while a substantial portion of our expenses relating to the proprietary software products, principally salaries and related personnel expenses, is denominated in NIS. As a result, the devaluation of the dollar relative to the NIS increases our operating costs, and, therefore, adversely affects the operational profitability of our proprietary software product reporting segment. An increase in the rate of Israeli inflation compounds this negative impact by further increasing our NIS (and ultimately dollar-recorded) operating expenses, and, consequently, reducing our operational profitability in that business line. Also, the devaluation of these other currencies—particularly Euro, British pound and to a lesser extent Japanese yen—relative to the U.S. dollar reduces our dollar recorded revenues from sales of our proprietary software products and thereby harms our results of operations.

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

A hypothetical 10% devaluation in foreign currency rates (primarily the NIS, GBP, Euro, Japanese yen, PLN and INR) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2017 sales revenues of approximately $88.9 million or $105.9 million, respectively.

In addition, a hypothetical 10% devaluation of the value of the dollar against the NIS in the year ended December 31, 2017 with respect to Series A Secured Debentures issued by Formula in September 2015, and the NIS 200 million loan that was extended to Formula by a leading Israeli institutional investor in January 2014 (each of which is described above under “Item 5.B. Liquidity and Capital Resources”), which remaining principal amounts as of December 31, 2017 were valued at NIS 90.0 million and NIS 131.4 million, respectively, would have resulted in an increase in 2017 financial expenses of approximately $7.2 million.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2017. Based on such evaluation, the Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2017, the Company’s disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Such evaluation did not cover the internal controls of StoneRiver or KnowledgePrice since they were first acquired in the first quarter and fourth quarter, respectively, of 2017.

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

Attestation Report of the Registered Public Accounting Firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2017 is provided on page F-3, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2017 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions with respect to its requirements described in the above paragraph will be publicly disclosed by us via a report on Form 6-K in accordance with the regulations of the SEC. No such amendment has been adopted, nor waiver provided, by us during the fiscal year ended December 31, 2017.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Formula and its subsidiaries and affiliate company paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (which we refer to as Kost Forer), to the Company for the years ended December 31, 2016 and December 31, 2017, respectively:

	2016	2017
	(U.S. dollars in thousands)
Audit Fees(1)	1,463	1,707
Tax Fees(2)	404	578
Total	1,867	2,285

(1)	The audit fees for the years ended December 31, 2016 and 2017 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.
(2)	Tax fees for the years ended December 31, 2016 and 2017 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

Formula paid the following fees for professional services rendered by Kost Forer, to the Company (on a stand-alone basis, excluding services provided to the subsidiaries and affiliates of the Company) for the years ended December 31, 2016 and December 31, 2017, respectively:

	2016	2017
	(U.S. dollars in thousands)
Audit Fees(1)	115	86
Tax Fees(2)	32	101
Total	147	187

(1)	The audit fees for the years ended December 31, 2016 and 2017 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.
(2)	Tax fees for the years ended December 31, 2016 and 2017 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

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

During 2016 and 2017, all audit and non-audit services were pre-approved by our audit committee in accordance with the policy and procedures.

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

●	Independent Director Oversight of Nominations: Under Israeli law, there is no requirement to have an independent nominating committee or the independent directors of a company select (or recommend for selection) director nominees, as is required under NASDAQ listing rule 5605(e) for a U.S. domestic issuer. Our board of directors handles this process, as is permitted by our articles and the Companies Law. We also need not adopt a formal board resolution or charter addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws, as NASDAQ requires for a U.S. issuer.

●	Shareholder Approval: Pursuant to Israeli law, we seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from, or in addition to, the requirements for seeking shareholder approval under NASDAQ listing rule 5635. See “Item 10. Additional Information— Memorandum and Articles of Association— Approval of Certain Transactions Under the Companies Law” in this annual report for a description of the transactions requiring shareholder approval under the Companies Law.

●	Quorums for Shareholders Meetings. The quorum for a shareholders meeting, as stipulated in our articles, complies with the provisions of Israeli law, and requires the presence, in person or by proxy of holders of 25% of our outstanding ordinary shares, in lieu of the requirement specified in NASDAQ listing rule 5620(c) under which the quorum for any shareholders meeting shall not be less than 33⅓% of the outstanding voting shares of a listed company.

●	Required Timing for Annual Shareholders Meetings. Under the Companies Law, we are required to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting, which differs from the corresponding requirement under NASDAQ listing rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end.

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

ITEM 19. EXHIBITS

Please see the exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Guy Bernstein	May 15, 2018
	Guy Bernstein	Date
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan and amendment(5)
4.4	Formula Systems (1985) Ltd. Compensation Policy(6)
8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kasierer, A Member of Ernst & Young Global*
15.2	Consent of KDA Audit Corporation*

* Filed herewith.

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).
(2)	Incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.
(3)	Incorporated by reference to Exhibit 99.2 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.
(4)	Incorporated by reference to the annual report on Form 20-F for the 2008 fiscal year filed by the registrant with the Securities and Exchange Commission on April 27, 2009.
(5)	Incorporated by reference to the annual report on Form 20-F for the 2013 fiscal year filed by the registrant with the Securities and Exchange Commission on April 30, 2014.
(6)	Incorporated by reference to Exhibit 99.2 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on November 16, 2016.

FORMULA SYSTEMS (1985) LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

FORMULA SYSTEMS (1985) LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Formula Systems (1985) Ltd. and its subsidiaries (“the Company”) as of December 31, 2016 and 2017, the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We did not audit the financial statements of Magic Software Japan K.K., a wholly-owned subsidiary of Magic Software Enterprises Ltd., which reflect total assets constituting 0.3% and 0.3% at December 31, 2016 and 2017, respectively, and total revenues constituting 1.0%, 1.0% and 0.7% for the years ended December 31, 2015, 2016 and 2017, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Magic Software Japan K.K., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 15, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2010.

Tel-Aviv, Israel
May 15, 2018

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

FORMULA SYSTEMS (1985) LTD.

Opinion on Internal Control over Financial Reporting

We have audited Formula Systems (1985) Ltd. and its subsidiaries’ (“the Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“the COSO criteria”). As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of StoneRiver Inc. and KnowledgePrice.com which were acquired in February 2017 and December 2017, respectively. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of StoneRiver Inc. and KnowledgePrice.com. In our opinion, the Company, based on our audit and the report of other auditors, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Magic Software Japan K.K, a wholly owned subsidiary of Magic Software Enterprises Ltd., whose financial statements reflect total assets and revenues constituting 0.3% and 0.7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017. The effectiveness of Magic Software Japan K.K.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Magic Software Japan K.K.’s internal control over financial reporting, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2016 and 2017, the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes and our report dated May 15, 2018 expressed an unqualified opinion thereon based on our audit and the report of the other auditors.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of other auditors provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel
May 15, 2018

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31,
	Note	2016	2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$238,161	$245,936
Short-term deposits		13	735
Marketable securities	5	37,516	14,138
Trade receivables (net of allowances for doubtful accounts of $4,676 and $6,051 as of December 31, 2016 and December 31, 2017, respectively)		308,338	385,778
Other accounts receivable and prepaid expenses	6	45,678	44,915
Inventories		3,953	3,299

Total current assets		633,659	694,801

LONG-TERM ASSETS:
Marketable Securities	5	17,228	-
Deferred taxes	21f	15,227	15,878
Prepaid expenses and other accounts receivable		14,410	16,581

Total long-term assets		46,865	32,459

INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY METHOD	8	24,060	25,315

PROPERTY, PLANTS AND EQUIPMENT, NET	9	26,130	29,807

INTANGIBLE ASSETS, NET	10	*)128,446	163,983

GOODWILL	11	*)495,362	617,272

Total assets		$1,354,522	$1,563,637

*)	Adjustment to comparative data (see note 4(iv)(f)).

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2016	2017
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Liabilities to banks and others	12, 14	$84,760	$70,819
Debentures	15	3,274	4,826
Trade payables		80,114	95,339
Deferred revenue and customer advances		37,647	58,905
Dividend payable		7,070	-
Employees and payroll accrual		90,709	111,707
Other accounts payable	13	41,272	53,145
Liabilities in respect of business combinations		8,119	6,811
Redeemable non-controlling interests	2(22)G	6,073	31,395

Total current liabilities		359,038	432,947

LONG-TERM LIABILITIES:
Liabilities to banks and others	12, 14	115,529	135,616
Debentures, net of current maturities	15	55,441	133,739
Other long term liabilities		9,384	7,244
Deferred taxes	21f	*)31,029	36,605
Deferred revenues		4,697	9,340
Liability in respect of business combinations		*)8,869	4,711
Liability in respect of capital lease		108	-
Redeemable non-controlling interests	2G	*)40,411	21,481
Employee benefit liabilities		6,174	9,032

Total long-term liabilities		271,642	357,768

COMMITMENTS AND CONTINGENCIES	19

EQUITY	20
Formula Systems (1985) equity:
Share capital:
Ordinary shares of NIS 1 par value -
Authorized: 25,000,000 shares at December 31, 2016 and 2017;
Issued: 15,297,402 and 15,307,402 at December 31, 2016 and 2017, respectively; Outstanding: 14,728,782 and 14,738,782 at December 31, 2016 and 2017, respectively		4,184	4,187
Additional paid-in capital		100,571	97,657
Accumulated earnings		234,268	239,534
Accumulated other comprehensive income (loss)		(2,377)	18,083
Treasury shares (568,620 shares as of December 31, 2016 and 2017)		(259)	(259)

Total equity attributable to Formula Systems (1985) shareholders’		336,387	359,202
Non-controlling interests	22a	387,455	413,720

Total equity		723,842	772,922

Total liabilities, redeemable non-controlling interest and equity		$1,354,522	$1,563,637

*)	Adjustment to comparative data (See Note 4(iv)(f)).

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2015	2016	2017
Revenues:	22c
Proprietary software products and related services		$242,818	$273,235	$341,350
Software services		730,376	835,386	1,013,789

Total revenues		973,194	1,108,621	1,355,139

Cost of revenues:
Proprietary software products and related services		131,131	149,244	201,302
Software services		610,139	700,596	857,014

Total cost of revenues		741,270	849,840	1,058,316

Gross profit		231,924	258,781	296,823

Research and development expenses, net		15,123	22,328	39,853
Selling, marketing, general and administrative expenses		140,935	147,953	184,424
Other income		-	-	308

Operating income		75,866	88,500	72,854

Financial expenses	22b	(14,955)	(17,594)	(29,916)
Financial income		5,422	6,008	8,749
Group’s share of profits of companies accounted for at equity, net	8	5	349	1,124

Income before taxes on income		66,338	77,263	52,811

Taxes on income	21h	15,984	21,163	13,371

Net income		$50,354	$56,100	$39,440

Attributable to:
Equity holders of the Company		19,829	22,445	10,352
Redeemable non-controlling interests		864	2,125	3,671
Non-controlling interests		29,661	31,530	25,417

		$50,354	$56,100	$39,440

Net earnings per share attributable to Formula Systems (1985) Shareholders	22d

Basic earnings per share		$1.41	$1.58	$0.72

Diluted earnings per share		$1.33	$1.49	$0.68

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017

Net income	$50,354	$56,100	$39,440

Other comprehensive income (loss) (net of tax effect):

Amounts that will not be reclassified subsequently to profit or loss:
Actuarial loss from defined benefit plans	(416)	(2,696)	(898)
Share in other comprehensive income (loss) of joint venture	-	-	104

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Gain from derivative instruments, net	9	-	-
Unrealized gain (loss) from available-for-sale financial assets	102	30	144
Amounts transferred to the statement of profit or loss for sale of available-for-sale financial assets	(300)	16	(94)
Exchange differences on translation of foreign operations	(3,726)	1,667	41,599

Total other comprehensive income (loss), net of tax	(4,331)	(983)	40,855

Total Comprehensive income	46,023	55,117	80,295

Total comprehensive income attributable to:
Equity holders of the Company	17,693	21,948	30,354
Redeemable non-controlling interests	864	2,020	7,836
Non-controlling interests	27,466	31,149	42,105

	$46,023	$55,222	$80,295

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other		Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	Loss	shares (cost)	interests	Equity

Balance as of January 1, 2015	14,728,782	$4,184	$106,501	$215,655	$(1,305)	$(259)	$367,524	$692,300

Net Income	-	-	-	19,829	-	-	29,661	49,490

Foreign currency translation reserve	-	-	-	-	(1,663)	-	(2,063)	(3,726)
Actuarial loss from defined benefit plans	-	-	-	(213)	-	-	(203)	(416)
Unrealized gain from derivative instruments, net	-	-	-	-	4	-	5	9
Unrealized gain from available-for-sale securities, net	-	-	-	-	38	-	64	102
Realized gain from available-for-sale securities	-	-	-	-	(302)	-	2	(300)

Total other comprehensive income (loss)	-	-	-	(213)	(1,923)	-	(2,195)	(4,331)

Total comprehensive income	-	-	-	19,616	(1,923)	-	27,466	45,159

Adjustments to redeemable non-controlling interests	-	-	(218)	-	-	-	(266)	(484)
Stock-based Compensation expenses (Note 17a-b)	-	-	1,561	-	-	-	3,305	4,866
Non-controlling interests changes due to holding changes, including exercise of employees stock options	-	-	(2,940)	-	-	-	4,828	1,888
Acquisition of non-controlling interests	-	-	(1,892)	-	-	-	(3,937)	(5,829)
Dividend to Formula’s shareholders	-	-	-	(5,015)	-	-	-	(5,015)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(18,039)	(18,039)
Distribution to parent for a business acquisition under common control	-	-	(5,314)	-	-	-	(5,501)	(10,815)
Embedded conversion option of convertible debentures	-	-	1,248	-	-	-	-	1,248

Balance as of December 31, 2015	14,728,782	$4,184	$98,946	$230,256	$(3,228)	$(259)	$375,380	$705,279

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other		Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	Loss	shares (cost)	interests	Equity

Balance as of January 1, 2016	14,728,782	$4,184	$98,946	$230,256	$(3,228)	$(259)	$375,380	$705,279

Net Income	-	-	-	22,445	-	-	31,530	53,975

Foreign currency translation reserve	-	-	-	-	828	-	944	1,772
Actuarial loss from defined benefit plans	-	-	-	(1,348)	-	-	(1,348)	(2,696)
Unrealized gain from available-for-sale securities, net	-	-	-	-	15	-	15	30
Realized loss (gain) from available-for-sale securities	-	-	-	-	8	-	8	16

Total other comprehensive income (loss)	-	-	-	(1,348)	851	-	(381)	(878)

Total comprehensive income	-	-	-	21,097	851	-	31,149	53,097

Adjustments to redeemable non-controlling interests	-	-	393	-	-	-	453	846
Stock-based Compensation expenses (Note 17a-b)	-	-	772	-	-	-	3,622	4,394
Non-controlling interests changes due to holding changes, including exercise of employees stock options	-	-	1,200	-	-	-	(559)	641
Acquisition of non-controlling interests	-	-	(740)	-	-	-	(2,101)	(2,841)
Dividend to Formula’s shareholders	-	-	-	(17,085)	-	-	-	(17,085)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(20,692)	(20,692)
Non-controlling interests arising from initially consolidated companies	-	-	-	-	-	-	203	203

Balance as of December 31, 2016	14,728,782	$4,184	$100,571	$234,268	$(2,377)	$(259)	$387,455	$723,842

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other		Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	income (loss)	shares (cost)	interests	Equity

Balance as of January 1, 2017	14,728,782	$4,184	$100,571	$234,268	$(2,377)	$(259)	$387,455	$723,842

Net Income	-	-	-	10,352	-	-	25,417	35,769

Foreign currency translation reserve	-	-	-	-	20,325	-	17,109	37,434
Actuarial loss from defined benefit plans	-	-	-	(453)	-	-	(445)	(898)
Unrealized gain from available-for-sale securities, net	-	-	-	-	70	-	74	144
Realized loss (gain) from available-for-sale securities	-	-	-	-	(44)	-	(50)	(94)
Share of other comprehensive income of joint venture					104	-	-	104

Total other comprehensive income (loss)	-	-	-	(453)	20,455	-	16,688	36,690

Total comprehensive income	-	-	-	9,899	20,455	-	42,105	72,459

Issuance of restricted shares to employees	10,000	3	(3)	-	-	-	-	-
Adjustments to redeemable non-controlling interests	-	-	(2,283)	-	-	-	(2,589)	(4,872)
Stock-based Compensation expenses (Note 17a-b)	-	-	1,058	-	-	-	3,442	4,500
Non-controlling interests changes due to holding changes, including exercise of employees stock options	-	-	(1,306)	-	-	-	4,553	3,247
Acquisition of non-controlling interests	-	-	3	-	-	-	3	6
Dividend to Formula’s shareholders	-	-	-	(5,011)	-	-	-	(5,011)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(23,717)	(23,717)
Redeemable non-controlling interests reclassification to non-controlling interests							2,440	2,440
Non-controlling interests arising from exercise of options in indirect subsidiary	-	-	-	-	-	-	28	28

Balance as of December 31, 2017	14,738,782	$4,187	$98,040	$239,156	$18,078	$(259)	413,720	772,922

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2015	2016	2017

Reserve from available-for-sale financial assets	328	351	377
Foreign currency translation reserve	(1,341)	(513)	19,812
Reserve from derivatives	4	4	4
Share of other comprehensive income (loss) of companies accounted for at equity	(2,219)	(2,219)	(2,115)

Accumulated other comprehensive loss	$(3,228)	$(2,377)	$18,078

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017

Cash flows from operating activities:

Net income	$50,354	$56,100	$39,440
Adjustments to reconcile net income to net cash provided
by operating activities:
Equity in losses (gains) of companies accounted for at equity	142	(349)	(1,124)
Depreciation and amortization	30,896	32,370	43,646
Changes in value of debentures	195	1,371	5,277
Increase (decrease) in employee benefit liabilities	(522)	(1,656)	752
Loss (gain) from sale of property, plants and equipment	-	(3,147)	26
Stock-based compensation expenses	4,866	4,394	4,552
Changes in value of short-term and long term loans from banks and others and deposits, net	(120)	500	6,731
Changes in deferred taxes, net	2,134	211	(12,819)
Change in liability in respect of business combinations	654	2,023	1,531
Loss (gain) from sale and increase in value of marketable securities classified as trading	(114)	(136)	149
Amortization of premium and accrued interest on marketable securities	(230)	(260)	716
Realized loss (gain) from sale of available for sale securities	(300)	16	(94)
Change in redeemable non-controlling interests’ put option	905	1,779	-
Change in value of dividend preference derivative in TSG	-	-	(260)
Decrease (increase) in inventories	(2,387)	923	1,037
Increase in trade receivables	(17,668)	(30,086)	(38,223)
Decrease (increase) in other current and long-term accounts receivable	(4,154)	(513)	641
Increase in trade payables	9,982	5,423	6,086
Increase in other accounts payable and employees and payroll accrual	10,793	8,673	7,199
Increase (decrease) in deferred revenues	1,693	(2,681)	15,718

Net cash provided by operating activities	87,119	74,955	80,981

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017
Cash flows from investing activities:

Payments for business acquisitions, net of cash acquired (Appendix C)	(17,000)	(44,832)	(119,103)
Payments to former shareholders of consolidated companies	-	(1,784)	(6,225)
Purchase of intangible assets	(211)	(391)	-
Purchase of property and equipment	(6,766)	(9,137)	(9,573)
Proceeds from sale of (investment in) marketable securities, net	(690)	8,450	40,622
Proceeds from sale of property, plants and equipment	-	2,347	-
Investment in and loans to affiliates and other companies	-	(25,813)	(25)
Change in restricted cash in other accounts receivable	(888)	(544)	1,992
Change in short-term and long-term deposits, net	3,942	2,665	(888)
Capitalization of software development and other costs	(9,879)	(9,769)	(9,338)

Net cash used in investing activities	(31,492)	(78,808)	(102,538)

Cash flows from financing activities:

Exercise of employees stock options in subsidiaries	1,987	931	3,240
Dividend paid to non-controlling interests and redeemable non-
controlling interests in subsidiaries	(19,088)	(24,131)	(31,231)
Dividend to Formula’s shareholders	(12,890)	(10,014)	(12,081)
Short-term bank credit, net	2,862	20,720	(21,176)
Repayment of long-term loans from banks and others	(26,902)	(37,415)	(46,065)
Receipt of long term loans	32,160	49,582	52,734
Proceeds from issuance of debentures, net	58,556	-	78,229
Repayment of long-term liabilities to office of the chief scientist	(555)	(510)	(502)
Repayment of debentures	-	-	(3,656)
Purchase of non-controlling interests	(5,396)	(3,166)	-
Cash paid in conjunction with acquisitions of activities	(1,280)	(1,160)	(2,592)
Repayment of capital lease	(399)	(443)	(480)
Distribution to ultimate parent for a business acquisition under common control	(8,482)	(1,440)	-

Net cash provided by (used in) financing activities	20,573	(7,046)	16,420

Effect of exchange rate changes on cash and cash equivalents	(6,990)	(81)	12,912

Increase (decrease) in cash and cash equivalents	69,210	(10,980)	7,775
Cash and cash equivalents at beginning of year	179,931	249,141	238,161

Cash and cash equivalents at end of year	$249,141	$238,161	$245,936

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2015	2016	2017
A.	Supplemental cash flow information:
	Cash paid (received) in respect of:

	Interest paid	$6,158	$6,770	$6,448

	Interest received	$(1,688)	$(2,334)	$(145)

	Taxes paid (received), net	$23,014	$19,176	$19,680

B.	Non-cash activities:
	Dividend payable to Formula’s shareholders	$-	$7,070	$-
	Purchase of property and equipment	$-	$(2,260)	$-
	Deferred payment to former shareholders of consolidated companies	$-	$-	$652
	Dividend payable to redeemable non-controlling interests	$-	$-	$692

C.	Acquisition of newly-consolidated subsidiaries and activities, net of cash acquired:

	Assets and liabilities of subsidiaries consolidated as of acquisition date:
	Working capital (other than cash and cash equivalents)	(1,445)	(2,938)	9,631
	Property and equipment	(360)	(3,494)	(1,332)
	Goodwill and intangible assets	(25,673)	(92,878)	(148,085)
	Other long-term assets	(134)	-	(125)
	Liabilities to banks and others	47	3,391	281
	Long-term liabilities	1,556	-	-
	Deferred tax liability, net	425	10,130	17,911
	Liability to formerly shareholders	4,117	11,997	2,616
	Non-controlling interests at acquisition date	-	203	-
	Redeemable non-controlling interests at acquisition date	4,467	28,757	-

	Total	$(17,000)	$(44,832)	$(119,103)

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	General:

Formula Systems (1985) Ltd. (“Formula” or the “Company”) was incorporated in Israel and began its business operations in 1985. Since 1991, Formula’s ordinary shares, par value NIS 1.0 per share, have been traded on the Tel-Aviv Stock Exchange (“TASE”), and, in 1997, began trading through American Depositary Shares (“ADSs”) under the symbol “FORTY” on the NASDAQ Global Market in the United States until January 3, 2011, at which date the listing of Formula’s ADSs was transferred to the NASDAQ Global Select Market (“NASDAQ”). Each ADS represents one ordinary share of Formula. The Company is considered an Israeli resident. The controlling shareholder of the Company is Asseco Poland S.A. (“Asseco”), a Polish public company, traded on the Warsaw Stock Exchange.

Formula, through its investees (collectively, the “Group”) is engaged in providing software services, proprietary and non-proprietary software solutions, software product marketing and support, computer infrastructure and integration solutions and training and integration. The Group operates through five directly held subsidiaries: Matrix IT Ltd. (“Matrix”); Magic Software Enterprises Ltd. (“Magic”), Sapiens International Corporation N.V (“Sapiens”), Insync Staffing Solutions, Inc. (“Insync”) and Michpal Micro Computers (1983) Ltd. (“Michpal”) and one affiliate company, TSG IT Advanced Systems Ltd. (“TSG”).

b.	Investees:

The following table presents certain information regarding ownership of Formula’s significant investees, as of the dates indicated (the list consists only of active companies that are held directly by Formula):

	Percentage of ownership
	December 31,
	2016	2017
Name of Investee

Matrix	50.01	49.50
Magic	47.26	47.12
Sapiens	48.85	48.14
Insync	90.09	90.09
Michpal(1)	-	100
TSG(2)	50.00	50.00

1)	Michpal’s results of operations are consolidated in the Company’s results of operations commencing January 1, 2017.

2)	TSG’s results of operations are reflected in the Company’s results of operations using the equity method of accounting commencing May 9, 2016.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	general (Cont.)

c.	Definitions:

In these financial statements:

The Company	-	Formula Systems (1985) Ltd.

The Group	-	Formula Systems (1985) Ltd. and its investees.

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Jointly controlled entities	-	Companies owned by various entities that have a contractual arrangement for joint control and are accounted for using the equity method of accounting.

Associates	-	Companies over which the Company has significant influence and that are not subsidiaries. The Company’s investment therein is included in the financial statements using the equity method.

Investees	-	Subsidiaries, jointly controlled entities and associates.

Interested parties and controlling shareholder	-	As defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

Related parties	-	As defined in IAS 24.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

1)	Basis of presentation of the financial statements

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company’s financial statements have been prepared on a cost basis, except for certain assets and liabilities such as: available-for-sale financial assets; contingent liabilities related to business combination and other financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss.

The Company has elected to present the profit or loss items using the function of expense method.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements for the year ended December 31, 2016 were the Group’s first consolidated financial statements prepared in accordance with IFRS. The date of transition to IFRS was January 1, 2015. For all periods up to and including the year ended December 31, 2015, the Group prepared its financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Accordingly, the Group’s first consolidated financial statements that comply with IFRS are applicable as of December 31, 2016, together with the comparative period data for the year ended December 31, 2015.

2)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets and their subsequent impairment analysis, revenue recognition, tax assets and tax positions, legal contingencies, research and development capitalization, classification of leases, contingent consideration related to acquisitions, determining the fair value of non-controlling interests and redeemable non-controlling interests, pension and other post-employment benefits and share-based compensation costs.

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

In a situation when the Company holds less than a majority of voting rights in a given entity, but it is sufficient to unilaterally direct the relevant activities of such entity, then the control is exercised. When assessing whether voting rights held by the Company are sufficient to give it power, the Company considers all facts and circumstances, including: the size of its holding of voting rights relative to the size and dispersion of other vote holders; potential voting rights held by the Company and other shareholders or parties; rights arising from other contractual arrangements; significant personal ties and any additional facts and circumstances that may indicate that the Company has, or does not have the ability to direct the relevant activities when decisions need to be made, inclusive of voting patterns observed at previous meetings of shareholders. Potential voting rights are considered when assessing whether an entity has control.

The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective control:

The Company’s management assess whether it controls an investee in which it holds less than the majority of the voting power, among others, by reference to the size of its voting power relative to the size and dispersion of other holders voting power including voting patterns at previous shareholders’ meetings.

The Company’s Management has concluded that despite the lack of absolute majority of voting power at the general meetings of shareholders of Matrix, Sapiens and Magic, in accordance with IFRS 10, these investees are controlled by the Company. The conclusion regarding the existence of control during the years ended December 31, 2015 and 2016, with respect to Sapiens and Magic and during the year ended December 31, 2017, with respect to Matrix, Sapiens and Magic, in accordance with IFRS 10, was made in accordance with the following factors:

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

In accordance with Sapiens’ articles of association, the board of directors of Sapiens is responsible for managing its current business operations and is authorized to take substantially all decisions which are not specifically reserved to Sapiens’ shareholders by its articles of association, including the decision to pay out dividends. Sapiens’ board of directors is composed of 7 members, 4 of whom are independent directors. For the last 7 years, the Company has consistently reappointed the same members of the board of directors. Likewise, the previous composition of the board of directors was re-elected during the general meeting that was held in November 2017, this is when the Company’s share interest in Sapiens was already below 50%.

ii.	Shareholders structure of Sapiens:

Sapiens’ shareholders structure is dispersed because, apart from the Company, just two financial institutions held more than 5% of the voting rights at the general meeting (each representing 5.0% and 5.1% of votes respectively). There is no evidence that any of the shareholders have or had granted to any other shareholder a voting proxy at the general meeting. Over the last five years from 2013 to 2017, the Sapiens’ general meetings were attended by shareholders representing in total between 70% and 79.3% of total voting power (including the Company’s share power and bearing in mind that the Company presently holds approximately 48.14% of total voting rights). This means that the level of activity of Sapiens’ other shareholders is relatively moderate or low. As of December 31, 2017, the attendance from shareholders would have to be higher than 96.3% in order to deprive the Company of an absolute majority of votes at the general meeting. In accordance with voting patterns at Sapiens’ shareholders’ meetings in recent years, it is the Company’s management belief that achieving such a high attendance seems unlikely.

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

Magic’s shareholders structure is dispersed because, apart from the Company, as of December 31, 2017 there were just three financial institutions holding more than 5% of Magic’s voting power (each representing 6.41%, 5.12% and 5.0% of votes respectively). There is no evidence that any of the shareholders have or had granted to any other shareholder a voting proxy at the general meeting. Over the last five years from 2013 to 2017, Magic’s general meetings were attended by shareholders representing not more than 77% of total voting rights (including the Company’s share power and bearing in mind that the Company presently holds approximately 47.12% of total voting power). This means that the level of activity of Magic’s other shareholders is relatively moderate or low. As of December 31, 2017, the attendance from shareholders would have to be higher than 94.3% in order to deprive the Company of an absolute majority of votes at the general meeting. In accordance with voting patterns at Magic’s shareholders’ meetings in recent years, it is the Company’s management belief that achieving such a high attendance seems unlikely.

Matrix:

i.	Governing bodies of Matrix:

Decisions of Matrix’s shareholders general meeting are taken by a simple majority of votes represented at the general meeting. The annual (ordinary) general meeting adopts resolutions to appoint individual directors, choose Matrix’s independent auditors for the next year, as well as approve the company’s financial statements and the management’s report on operations.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In accordance with Matrix’s articles of association, the board of directors of Matrix is responsible for managing its current business operations and is authorized to take substantially all decisions which are not specifically reserved to Matrix’s shareholders by its articles of association, including the decision to pay out dividends. Matrix’s board of directors is composed of 6 members, 4 of whom are independent directors. For the last 3 years (i.e., 2014-2017), the Company has consistently reappointed the same members of the board of directors. Likewise, the previous composition of the board of directors was re-elected during the general meeting that was held in December 2017, this is when the Company’s share interest in Matrix was already below 50%.

ii.	Shareholders structure of Matrix:

Matrix’s shareholders structure is dispersed because, apart from the Company, as of December 31, 2017 there was just one financial institution holding more than 5% of Matrix’s voting power (9.92% of votes). There is no evidence that any of the shareholders have or had granted to any other shareholder a voting proxy at the general meeting. Over the last three years from 2014 to 2017, Matrix’s general meetings were attended by shareholders representing not more than 82% of total voting rights (including the Company’s share power and bearing in mind that the Company presently holds approximately 49.50% of total voting power). This means that the level of activity of Matrix’s other shareholders is relatively moderate or low. As of December 31, 2017, the attendance from shareholders would have to be higher than 99.0% in order to deprive the Company of an absolute majority of votes at the general meeting. In accordance with voting patterns at Matrix’s shareholders’ meetings in recent years, it is the Company’s management belief that achieving such a high attendance seems unlikely.

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

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company determines whether to measure the non-controlling interests in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree’s net identifiable assets.

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

Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IAS 39, “Financial Instruments: Recognition and Measurement”. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement.

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

In joint ventures the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is accounted for at using the equity method.

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

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

7)	Investments accounted for using the equity method:

The Group’s investments in associates and joint ventures are accounted for using the equity method. Under the equity method, the investment in the associate or in the joint venture is presented at cost with the addition of post-acquisition changes in the Group’s share of net assets, including other comprehensive income of the associate or the joint venture. Gains and losses resulting from transactions between the Group and the associate or the joint venture are eliminated to the extent of the interest in the associate or in the joint venture.

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

The presentation currency of the financial statements is the U.S dollars (the “dollar”). The Group determines the functional currency of each investee, including companies accounted for at equity. The currency of the primary economic environment in which the operations of Formula and certain of its investees are conducted is the dollar, thus, the dollar is the functional and reporting currency of Formula and certain of its investees.

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

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Group’s cash management. Cash and cash equivalent includes amounts held primarily in New-Israeli Shekel, dollars, Euro, Japanese Yen, Indian Rupee and British Pound.

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

The bad debt expense net for the years ended December 31, 2015, 2016 and 2017 was $747, $652 and $1,373 respectively.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

12)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. Inventories are mainly comprised of purchased merchandise and products which consist of educational software kits, computers, peripheral equipment and spare parts. Cost is determined on the “first in - first out” basis.

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

The Group perform ongoing credit evaluations on its customers. Under certain circumstances, the Group may require prepayment. An allowance for doubtful accounts is determined with respect to those amounts that we determine to be doubtful of collection. Provisions for doubtful accounts were recorded in general and administrative expenses.

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

Certain of the software license sales, mainly those consummated as part of an overall solution offered to a customer, may also include significant implementation and customization services with respect to such sales which are deemed essential to the functionality of the license. In addition, the Group also provides consulting services that are not deemed essential to the functionality of the license, as well as outsourcing IT services.

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

The use of the percentage-of-completion method for revenue recognition requires the use of various estimates, including among others, the extent of progress towards completion, contract completion costs and contract revenue. Profit to be recognized is dependent upon the accuracy of estimated progress, achievement of milestones and other incentives and other cost estimates.

Such estimates are dependent upon various judgments we make with respect to those factors, and some are difficult to accurately determine until the project is significantly underway. Progress is evaluated each reporting period. The Group recognizes adjustments to profitability on contracts utilizing the percentage-of-completion method on a cumulative basis, when such adjustments are identified. The Group has a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenue and contract completion costs on our long-term contracts. However, due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If our actual results turn out to be materially different than the Group’s estimates, or if the Group does not manage the project properly within the projected periods of time or satisfy its obligations under the contract, project margins may be significantly and negatively affected, which may result in losses on existing contracts.

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

The Group recognizes revenues from the sale of software (i) only after the significant risks and rewards of ownership of the software have been transferred to the buyer for which a necessary condition is delivery of the software, either physically or electronically, or providing the right to use or permission to make copies of the software, (ii) the Group does not retain any continuing management involvement that is associated with ownership and does not retain the effective control of the sold software, (iii) the amount of revenues can be measured reliably, (iv) it is probable that the economic benefits associated with the transaction will flow in to us and (v) the costs incurred or to be incurred in respect of the transaction can be measured reliably

The Group reports income on a gross basis since it acts as a principal and bears the risks and rewards derived from the transaction. The Group recognizes revenues from providing software related services.

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

Government grants are recognized when there is reasonable assurance that the grants will be received and the Group will comply with the attached conditions. Government grants received from the Office of the Chief Scientist in Israel (“OCI”) are recognized upon receipt as a liability if future economic benefits are expected from the research project that will result in royalty-bearing sales. A liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grant received and the fair value of the liability is accounted for as a Government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method.

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

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

15)	Debentures:

The Group accounts for outstanding principal amount of debentures as long-term liability, in accordance with IAS 39, with current maturities classified as short-term liabilities. The Group identifies and separates equity components contains in convertible debentures by first determining the liability component, in accordance with IAS 32, based on the fair value of an equivalent non-convertible liability. The conversion component valued is being determined to be the residual amount. Debt issuance costs are capitalized and reported as deferred financing costs, which are amortized over the life of the debentures using the effective interest rate method.

16)	Taxes on income:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

●	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

●	Deferred taxes:

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

17)	Leases:

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

18)	Property, plant and equipment, net

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

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Computers, software and peripheral equipment	7-33 (mainly 33%)
Office furniture and equipment	6-33
Motor vehicles	15
Buildings	2-4

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

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end (at the end of the year) and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. For impairment testing of property, plant and equipment, see Note 2(21) below.

19)	Research and development costs:

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

Capitalized software costs are measured at cost less any accumulated amortization and any accumulated impairment losses on a product by product basis. Amortization of capitalized software costs begin when development is complete and the product is available for use. The Group considers a product to be available for use when the Group completes its internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements. Internal validation includes the completion of coding, documentation and testing that ensure bugs are reduced to a minimum. The internal validation of the product takes place a few weeks before the product is made available to the market. In certain instances, The Group enters into a short pre-release stage, during which the product is made available to a selected number of customers as a beta program for their own review and familiarization. Subsequently, the release is made generally available to customers. Once a product is considered available for use, the capitalization of costs ceases and amortization of such costs to “cost of sales” begins.

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 5-7 years, due to their high rates of acceptance, the continued reliance on these products by existing customers, and the demand for such products from prospective customers, all of which validate the Group’s expectations) which provides greater amortization expense compared to the revenue-curve method.

Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group assesses the recoverability of its Capitalized software costs on a regular basis by assessing the net realizable value of these intangible assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life. During the years ended December 31, 2015, 2016 and 2017, no such unrecoverable amounts were identified.

20)	Other intangible assets:

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

According to management’s assessment, intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end

Other intangible assets are comprised mainly of customer-related intangible assets, backlogs, brand names, capitalized courses development costs, non-compete agreements and acquired technology and Patent, and are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The useful life of intangible assets is as follows:

Years
Customer relationship and acquired technology	3-15
Brand names	5
Backlog, non-compete agreements and other intangibles	1-10
Patent	10

Gains or losses arising from the derecognition of an intangible asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of profit or loss.

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

The Group assesses the recoverability of its intangible assets on a regular basis by determining whether the amortization of the asset over its remaining useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2015, 2016 and 2017, no unrecoverable amounts were identified.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

21)	Impairment of non-financial assets:

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

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

The following criteria are applied in assessing impairment of these specific assets:

i.	Goodwill in respect of subsidiaries:

For the purpose of impairment testing, goodwill acquired in a business combination is allocated, at the acquisition date, to each of our cash-generating units that are expected to benefit from the synergies of the combination.

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

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the years ended December 31, 2015, 2016 and 2017, no impairment indicators were identified.

22)	Financial instruments:

A.	Financial assets:

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

This category includes financial assets held for trading and a dividend preference derivative in TSG (See Note 8):

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

The following table provides a reconciliation of the redeemable non-controlling interests:

January 1, 2016	$18,751
Net income attributable to redeemable non-controlling interests	2,124
Share-based compensation attributable to redeemable non-controlling interests	215
Adjustments in redeemable non-controlling interests to fair value	715
Increase in redeemable non-controlling interest as part of acquisitions	(*)26,029
Increase in redeemable non-controlling interest due to change in ownership in subsidiaries	292
Dividend in redeemable non-controlling interests	(1,537)
Foreign currency translation adjustments	(105)

December 31, 2016	$46,484

*)	Adjustment to comparative data (See Note 4(iv)(f)).

January 1, 2017	$46,484
Net income attributable to redeemable non-controlling interests	3,671
Share-based compensation attributable to redeemable non-controlling interests	52
Change in redeemable non-controlling interests to fair value	4,872
Redeemable non-controlling interests reclassification to non-controlling interests	(2,440)
Dividend in redeemable non-controlling interests	(3,928)
Foreign currency translation adjustments	4,165

December 31, 2017	$52,876

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

If the Group transfers its rights to receive cash flows from an asset and neither transfer nor retains substantially all the risks and rewards of the asset nor transfers control of the asset, a new asset is recognized to the extent of the Group’s continuing involvement in the asset. When continuing involvement takes the form of guaranteeing the transferred asset, the extent of the continuing involvement is the lower of the original carrying amount of the asset and the maximum amount of consideration received that the Company could be required to repay. As of December 31, 2017, the Group has no open factoring transactions.

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

Objective evidence of impairment exists when one or more events that have occurred after initial recognition of the asset have a negative impact on the estimated future cash flows. The amount of the loss recorded in profit or loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset’s original effective interest rate. If the financial asset has a variable interest rate, the discount rate is the current effective interest rate. In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, up to the amount of any previous impairment, is recorded in profit or loss.

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

During 2015, 2016 and 2017 the Company did not recognize an impairment charge over its investments in available-for-sale marketable securities.

23)	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

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

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities, foreign currency forward contracts and contingent consideration of acquisitions (see Note 7).

24)	Treasury shares:

Company shares held by the Company and/or subsidiaries are recognized at cost of purchase and presented as a deduction from equity. Any gain or loss arising from a purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

25)	Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are measured according to the estimated future cash flows discounted using a pre-tax interest rate that reflects the market assessments of the time value of money and, where appropriate, those risks specific to the liability. When the Group expects part or all of the expense to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense is recognized in the statement of profit or loss net of any reimbursement.

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

26)	Combination of businesses under common control

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

The application of the pooling-of-interests method with respect to the acquisition of Insseco increased the total assets, liabilities and equity as of December 31, 2014 by $4,387, $2,290, and $2,097, respectively. Revenues, pretax income and net income of Insseco for the twelve-month period ended December 31, 2015, which are included in the consolidated statements of profit or loss amounted to $10,516, $1,324 and $1,165, respectively (see additional information in Note 4(ii)(a)).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

27)	Derivative financial instruments designated as hedges:

A material portion of the Group’s revenues, expenses and earnings is exposed to changes in foreign exchange rates. Depending on market conditions, foreign exchange risk is also managed through the use of derivative financial instruments. These financial instruments serve to protect net income against the impact of the translation into dollars of certain foreign exchange-denominated transactions. Therefore, The Group enters into contracts for derivative financial instruments such as forward currency contracts to hedge risks associated with foreign exchange rate and interest rate fluctuations.

The derivative instruments primarily hedge or offset exposures to Euro, Japanese Yen and New Israeli Shekel (“NIS”) exchange rate fluctuations.

Any gains or losses arising from changes in the fair values of derivatives that do not qualify for hedge accounting are recorded immediately in profit or loss.

Hedges qualify for hedge accounting, among others, when at inception of the hedging relationship there is a formal designation and documentation of the hedging relationship and of the Group’s risk management objective and strategy for undertaking the hedge. Hedges are assessed on an ongoing basis to determine whether they are highly effective during the reporting period for which the hedge is designated. Hedges are accounted for as follows:

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

Hedge accounting is not applied to financial derivatives used as an economic hedge of financial assets and liabilities. At December 31, 2016 and 2017, the Group did not have any cash flow hedges.

28)	Employee benefit liabilities:

The Group has several employee benefit plans:

i.	Short-term employee benefits:

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

Formula’s and its Israeli investees’ has defined with respect to their Israeli employee contribution plans pursuant to section 14 of Israel’s Severance Pay Law, 1963 (the “Severance Pay Law”) under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee’s services.

Formula’s and its Israeli investees’ also operates a defined benefit plan in respect of severance pay to their Israeli employees pursuant to the Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The actuarial assumptions include rates of employee turnover and future salary increases based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to Israel’s Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation.

In respect of its severance pay obligation to certain of its employees, the Group makes current deposits in pension funds and insurance companies (“the plan assets”). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group’s own creditors and cannot be returned directly to the Group.

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

Total expenses in respect of employee benefit liabilities for the years 2015, 2016 and 2017 were $13,555 and $14,470 and $16,634, respectively.

29)	Earnings per share:

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted number of Ordinary shares outstanding during the period. Potential Ordinary shares are included in the computation of diluted earnings per share when their conversion decreases earnings per share from continuing operations. Potential Ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company’s share of earnings of investees is included based on its share of earnings per share of the investees multiplied by the number of shares held by the Company.

30)	Concentration of credit risk

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

The Group’s marketable securities include investments in commercial and government bonds and foreign banks. The Group’s marketable securities are considered to be highly liquid and have a high credit standing. In addition, managements of the Group’s investees limit the amount that may be invested in any one type of investment or issuer, thereby reducing credit risk concentrations and consider their portfolios in foreign banks to be well-diversified (also refer to Note 5).

The Group’s trade receivables are generally derived from sales to large organizations located mainly in Israel, North America, Europe and Asia Pacific. The Group performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, Formula and its investees may require letters of credit, other collateral or additional guarantees. From time to time, the Group sells certain of its accounts receivable to financial institutions, within the normal course of business.

The Group maintains an allowance for doubtful accounts receivable based upon management’s experience and estimate of collectability of each outstanding invoice. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The bad debt expenses, net for the years ended December 31, 2015, 2016 and 2017 was $747, $652 and $1,373, respectively. The risk of collection associated with accounts receivable is mitigated by the diversity and number of customers.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

From time to time, the Group transfers financial assets by factoring of accounts receivable and credit card vouchers to a financial institution IAS-39 establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. Certain underlying conditions must be met for the transfer of financial assets to qualify for accounting as a sale. All sales of receivable were closed during the years and as so there are no outstanding sales of receivables as of December 31, 2015, 2016 and 2017.

The agreements pursuant to which the Company sells certain of its trade receivables are structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company’s other assets, and presumptively puts the receivable beyond the legal reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or the receivable; and (iv) eliminates the Company’s effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

From time to time, the Group enters into foreign exchange forward and option contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to offset a portion of the Company’s non-dollar currency exposure (see Note 2 (27) above).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

1.	IFRS 15, “Revenue from Contracts with Customers”:

IFRS 15 (“the new Standard”) was issued by the IASB in May 2014. The new Standard replaces IAS 18, “Revenue”, IAS 11, “Construction Contracts”, IFRIC 13, “Customer Loyalty Programs”, IFRIC 15, “Agreements for the Construction of Real Estate”, IFRIC 18, “Transfers of Assets from Customers” and SIC-31, “Revenue - Barter Transactions Involving Advertising Services”.

The new Standard introduces a five-step model that will apply to revenue earned from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract combination and accounting for contract modifications.

Step 2: Identify the separate performance obligations in the contract.

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

The Group has established for each of its subsidiaries an implementation team to analyze the potential impact the standard will have on the Group’s consolidated financial statements and related disclosures as well as on each of its subsidiaries business processes, systems and controls. This includes reviewing revenue contracts across all revenue streams and evaluating potential differences that would result from applying the requirements under the standard. The Group has adopted the new standard on January 1, 2018 using the Modified Retrospective Adoption Transition Method.

The Group has completed its evaluation of the Standard and identified that the main impact of the new standard on its reporting relates to the way the Group accounts for term license arrangements and costs incurred for obtaining customer contracts. Specifically, under the current revenue standard, the Group recognizes both the term license and maintenance revenues ratably over the contract period whereas under the new revenue standard term license revenues are recognized upfront, upon delivery, and the associated maintenance revenues are recognized over the contract period. The Group also considered the impact of IFRS 15 with respect to the treatment of incremental costs of obtaining a contract, such as sales commissions. Under the Group’s current accounting policy, sales commissions are expensed as incurred. The new standard requires the capitalization of all incremental costs that we incur to obtain a contract with a customer that it would not have incurred if the contract had not been obtained, provided we expect to recover the costs.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

The Company has applied the new standard with respect to Sapiens existing contracts for term license which are not substantially completed as of January 1, 2018. As a result, the Company expects to record a decrease to its deferred revenues of approximately $1,500 mainly from upfront recognition of license revenue from term licenses, an asset of approximately $600 related to incremental costs to obtain contracts which is mainly due to sales commissions and a decrease in non-controlling interests of $500 to account for the Company’s share interest in Sapiens.

The Company has completed its evaluation of the Standard and does not expect any other material change in our pattern of revenue recognition.

2.	IFRS 9, “Financial Instruments”:

In July 2014, the IASB issued the final and complete version of IFRS 9, “Financial Instruments” (“IFRS 9”), which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets in the scope of IAS 39.

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

According to IFRS 9, changes in fair value of financial liabilities which are attributable to the change in credit risk should be presented in other comprehensive income. All other changes in fair value should be presented in profit or loss.

IFRS 9 also prescribes new hedge accounting requirements.

IFRS 9 is to be applied for annual periods beginning on January 1, 2018. Early adoption is permitted.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

The Group believes that the amendments to IFRS 9 are not expected to have a material impact on the consolidated financial statements.

3.	IFRS 16, “Leases”:

In January 2016, the IASB issued IFRS 16, “Leases” (“the new Standard”). According to the new Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

According to the new Standard:

-	Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, “Leases”.

-	Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expense separately.

-	Variable lease payments that are not dependent on changes in the Consumer Price Index (“CPI”) or interest rates, but are based on performance or use (such as a percentage of revenues) are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

-	In the event of change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and the effect of the remeasurement is an adjustment to the carrying amount of the right-of-use asset.

-	The new Standard includes two exceptions according to which lessees are permitted to elect to apply a method similar to the current accounting treatment for operating leases. These exceptions are leases for which the underlying asset is of low value and leases with a term of up to one year.

-	The accounting treatment by lessors remains substantially unchanged, namely classification of a lease as a finance lease or an operating lease.

The Company is evaluating the possible effects of the new Standard. However, at this stage, the Company is unable to quantify the impact on the financial statements.

4.	IFRIC 23 – “Treatment of uncertainty related to taxes on income”:

In June 2017, the IASB issued IFRIC 23, “Uncertainty over Income Tax Treatments” (“the Interpretation”). The Interpretation clarifies the rules of recognition and measurement of assets or liabilities in accordance with the provisions of IAS 12, “Income Taxes”, in situations of uncertainty involving income taxes. The Interpretation provides guidance on considering whether some tax treatments should be considered collectively, examination by the tax authorities, measurement to reflect uncertainty involving income taxes in the financial statements and accounting for changes in facts and circumstances underlying the uncertainty.

The Interpretation is to be applied in financial statements for annual periods beginning on January 1, 2019. Early adoption is permitted. Upon initial adoption, the Company will apply the Interpretation using one of two approaches:

-	Full retrospective adoption, without restating comparative data, by recording the cumulative effect through the date of initial adoption in the opening balance of retained earnings.

-	Full retrospective adoption including restatement of comparative data.

The Company is evaluating the possible impact of the adoption of the Interpretation but are presently unable to assess its effect, if any, on our financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

i.	Formula

a.	Acquisition of TSG IT Advanced Systems Ltd.

On May 9, 2016, Formula and Israel Aerospace Industries (IAI) concluded the joint purchase of TSG – a subsidiary and the military arm of Ness Technologies, engaged in the fields of command and control systems, intelligence, homeland security and cyber security. The total purchase price in the transaction amounted to $51,532 in cash, with each of IAI and Formula acquiring 50% of TSG for $25,766. TSG is a leading provider of core command and control systems to Israel’s defense organization, including the Israeli Defense Forces and the Israeli Police.

As TSG is jointly controlled by both Formula and IAI, its results of operations are reflected in the Company’s profit or loss using the equity method of accounting commencing May 9, 2016.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed by the Company at the date of acquisition:

Net Assets	$1,824
Intangible assets	13,693
Backlog	2,221
Deferred tax liability	(3,948)
Dividend preference derivative	2,140
Goodwill	9,836

Total assets acquired net of acquired cash	$25,766

b.	Acquisition of Michpal Micro Computers (1983) Ltd.

On January 3, 2017, the Company directly acquired all of the share capital of Michpal, an Israeli-based company that develops, sells and supports a proprietary on-premise payroll software solution for processing traditional payroll stubs to Israeli enterprise and payroll service providers, for a consideration of NIS 85,000 (approximately $22,106) composed of the following:

Net Assets	$139
Intangible assets	11,329
Deferred tax liability	(2,606)
Goodwill	13,244

Total assets acquired net of acquired cash	$22,106

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

ii.	Sapiens

a.	Acquisition of Insseco

On August 18, 2015 (the “acquisition date”), Sapiens completed the acquisition from Asseco of all issued and outstanding shares of Insseco. As of the acquisition date, Asseco was the ultimate parent company of Sapiens, through holding in Formula, which is the direct parent company of Sapiens. Insseco is a newly established company into which Asseco had transferred all of its Polish insurance employees, certain fixed assets, certain customer contracts and certain software including intellectual property rights. Insseco has a team of approximately 140 insurance professionals and an established presence in the Polish insurance market, and services major insurance customers in Poland, including top tier insurance carriers.

Sapiens paid the acquisition consideration in cash, consisting of 34,300 Polish Zloty or approximately $9,100. In addition, the transaction consideration includes upside or downside performance based payments relating to achievements of revenue goals and profitability over the next five years. If the aggregate revenues generated by Insseco from its activity from July 1, 2015 through June 30, 2020 exceed 90,000 Polish Zloty or approximately $23,800, Asseco shall be entitled to receive additional amounts ranging from 3% to 15% of the excess amount of the respective revenues. If the aggregate revenues generated by Insseco for the period from July 1, 2015 through June 30, 2018 are below 84,000 Polish Zloty or $22,200, the seller shall pay Sapiens an amount equal to 35% of the deficiency below such amount. In addition, the amounts payable to Asseco may be adjusted upwards or downwards as a result of changes in the profitability of a specific account that Sapiens acquired as part of the acquisition. The estimated fair value of the contingent payments as of December 31, 2017 is $424.

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

Under the pooling-of-interests method, the equity accounts of the combining entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction (i.e., distribution to parent company). As opposed to the purchase method of accounting, no intangible assets are recognized in the transaction, other than those existed in the combining entities and no goodwill is recognized as a result of the combination. The application of the pooling-of-interests method with respect to the acquisition of Insseco increased the total assets, liabilities and equity as of December 31, 2014 by $4,387, $2,290, and $2,097, respectively. Revenues, pretax income and net income of Insseco attributable to the Company’s shareholders for the twelve-month period ended December 31, 2015, which are included in the consolidated statements of profit or loss amounted to $10,516, $1,324 and $578, respectively.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

b.	Acquisition of Ibexi Solution Private Limited

On May 6, 2015, Sapiens completed the agreement to acquire all of outstanding shares of Ibexi Solution Private Limited (Ibexi), an India-based provider of insurance business and technology solutions, in total consideration of $4,764 including a contingent obligation valued at $949 on the acquisition date. As of December 31, 2017, the estimated fair value of the contingent payment is $251. In addition, an amount of approximately $1,805 is subject to continued employment and therefore was not part of the purchase price, but is recognized over the service period. Acquisition related costs were immaterial.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of the acquisition date:

Net assets	$1,105
Intangible assets	1,315
Goodwill	2,344

Net assets acquired	$4,764

c.	Acquisition of Maximum Processing Inc.

On May 26, 2016, Sapiens entered into an agreement to purchase the entire share capital of Maximum Processing Inc.’s (MaxPro) for a consideration of $4,278 (of which $1,490 was deposited at closing in escrow)). In addition, the seller has performance based payments relating to achievements of revenue and profitability targets over three years (2016-2018) of up to $2,500. Such payments are also subject to continued employment and therefore, not part of the purchase price. MaxPro specializes in providing business and technology solutions across the insurance industry. Acquisition related costs were immaterial. As of December 31, 2017, the estimated fair value of the contingent payment is $422.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of the acquisition date:

Net assets	$(240)
Intangible assets	1,859
Goodwill	2,659

Net assets acquired	$4,278

d.	Acquisition of 4Sight Business Intelligence Inc

On June 7, 2016, Sapiens entered into an agreement to purchase 100% of the total outstanding shares of 4Sight Business Intelligence Inc. (4Sight). 4Sight’s system provides analytics software for the insurance industry. Sapiens paid the acquisition consideration in cash, consisting of $330. In addition, the seller has performance based payments relating to achievements of revenue and profitability targets over three years (2016-2018) of up to $2,200. Such payments are also subject to continued employment and therefore, are not part of the purchase price. Acquisition related costs were immaterial.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of the acquisition date:

Net assets	$(145)
Intangible assets	279
Deferred taxes	(112)
Goodwill	308

Net assets acquired	$330

e.	Acquisition of StoneRiver, Inc

On February 28, 2017, Sapiens completed the acquisition of all of the outstanding shares of StoneRiver, Inc. (“StoneRiver”), a provider of technology solutions and services to the insurance industry for $101,351. Sapiens related acquisition costs of $1,348 is presented in general and administrative expenses.

The acquisition of StoneRiver expanded Sapiens presence and scale in the North American insurance market and allows Sapiens to offer its customers and partners a more extensive product portfolio in the industry.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of StoneRiver. The results of StoneRiver’s operations have been included in the consolidated financial statements since February 28, 2017.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Current assets	$16,785
Property and equipment	1,088
Intangible assets	38,145
Goodwill	77,014
Other long-term assets	78

Total assets acquired	$133,110

Current liabilities	$10,595
Deferred revenues	5,742
Deferred tax liabilities	15,071
Other long-term liabilities	351

Total liabilities acquired	$31,759

Total purchase price	$101,351

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table sets forth the components of intangible assets associated with the acquisition and their annual amortization rates:

Fair value
Developed technology	$34,039
Customer relationships	3,333
Backlog	773

Total intangible assets	$38,145

Revenues of StoneRiver for the period since the acquisition date through December 31, 2017, which are included in the consolidated financial statements, amounted to $67,805.

f.	Acquisition of KnowledgePrice.com:

On December 27, 2017, Sapiens signed a definitive agreement for the acquisition of all of the outstanding shares of KnowledgePrice.com’s (“KnowledgePrice”), a Latvian company, specializes in digital insurance services and consulting. The Fair value of the total consideration amounted to $5,720, including a cash consideration of $4,068 (out of this amount $3,758 was paid in December 2017 and $310 was paid in January 2018), and a contingent obligation valued at $1,652 at the acquisition date. In addition, the seller has performance based payments relating to achievements of revenue and profitability targets over three years (2018-2020) and retention payment of up to $1,116 as of December 31, 2017, that are subject to continued employment, and therefore not part of the purchase price. According to a preliminary purchase price allocation, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of KnowledgePrice.

The following table summarizes the estimated provisional (1) fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of the acquisition date:

Net assets	$783
Intangible assets	2,430
Deferred taxes	(365)
Goodwill	2,872

Net assets acquired	$5,720

(1) The estimated fair values of the tangible and intangible assets referring to acquisition which were made in 2017 are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. Magic’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. Magic expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

iii.	Magic

a.	Acquisition of Comblack IT Ltd.

On April 14, 2015 Magic acquired a 70% interest in Comblack IT Ltd. (“Comblack”), an Israeli-based company that specializes in software professional and outsourced management services mainly for mainframes and complex large-scale environments, for a total consideration of $1,821, of which $1,523 was paid upon closing and $298 which was payable contingent upon the acquired business meeting certain operational targets in 2015. Magic and the seller hold mutual Call and Put options respectively for the remaining 30% interest in Comblack. As a result of the Put option, Magic recorded redeemable non-controlling interest in the amount of $989 on the acquisition date. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

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

In March 2016, Magic paid the seller the remaining contingent payments for meeting the 2015 operational targets. As of December 31, 2017, the Comblack redeemable non-controlling interest amounted to $7,442.

b.	Acquisition of Infinigy Solutions LLC

On June 30, 2015 Magic acquired a 70% interest in Infinigy Solutions LLC (“Infinigy”), a US-based services company focused on expanding the development and implementation of technical solutions throughout the telecommunications industry with offices across the US, providing nationwide coverage and support for wireless engineering, deployment services, surveying, environmental service and project management, for a total consideration of $6,527, of which $5,600 was paid upon closing and $927 is payable contingent upon the acquired business meeting certain operational targets in 2016 and 2017. Magic and the seller hold mutual Call and Put options respectively for the remaining 30% interest in Infinigy. As a result of the Put option, Magic recorded redeemable non-controlling interest in the amount of $3,590. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

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

In July 2016, Magic paid the seller $534 with respect to the acquired business meeting certain of its 2016 operational targets. In 2017, the acquired business did not meet its operational targets and therefore as of December 31, 2017, the seller is not entitled to any additional contingent payments. As of December 31, 2017, the Infinigy redeemable non-controlling interest amounted to $2,198.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

c.	Acquisition of Roshtov Software Industries Ltd.

On July 11, 2016 Magic acquired a 60% interest in Roshtov Software Industries Ltd. (“Roshtov”), an Israeli-based software company that is a market leader in Israel in patient record information systems, for a total cash consideration of $20,550, which was paid upon closing. The purchaser and the seller hold mutual Call and Put options respectively for the remaining 40% interest in Roshtov. As a result of the Put option, Magic recorded redeemable non-controlling interest in the amount of $14,012. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing July 2016.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets, excluding cash acquired	$15
Redeemable non-controlling interests	(14,012)
Intangible assets	22,439
Deferred tax liabilities	(5,610)
Goodwill	17,718

Total assets acquired net of acquired cash	$20,550

As of December 31, 2017, Roshtov redeemable non-controlling interest amount to $14,652.

d.	Acquisition of Shavit Software (2009) Ltd.

On October 31, 2016 Magic acquired the entire share interests in Shavit Software (2009) Ltd., an Israeli-based company that specializes in software professional and outsourced management services, for a total consideration of $6,836, of which $4,699 was paid upon closing, $2,137 (measured based on present value) was allocated to a deferred payment and contingent payment upon the acquired business meeting certain operational targets in 2017. Magic’s management believes the acquisition will broaden its professional service offering to its existing and new customers in Israel. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing November 1, 2016.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets, excluding cash acquired	$533
Intangible assets	3,489
Deferred tax liabilities	(871)
Goodwill	3,685

Total assets acquired net of acquired cash	$6,836

In 2017, Magic paid the seller $924 with respect to deferred payment. The remaining obligation to the seller, allocated to deferred payment and contingent payment based on 2017 operational targets amounted to $2,405, which is included under the Company’s current “Liabilities in respect of business combinations”. The amount was paid subsequent to the balance sheet date.

e.	Other acquisitions by Magic in 2016 and 2017

During the years ended December 31, 2016 and 2017, Magic acquired additional activities whose influence on the financial statements of the Company was immaterial, for a total consideration of $8,884 and $1,050 respectively.

The following table summarizes the provisional estimated fair values of the assets acquired and liabilities at the date of acquisition:

	December 31,
	2016	2017(1)

Net Assets, excluding cash acquired	$2,174	$(1,822)
Non-controlling interests	(1,209)	-
Intangible assets	2,370	1,149
Deferred tax liabilities	(493)	-
Goodwill	6,042	1,723

Total assets acquired net of acquired cash	$8,884	$1,050

(1) The estimated fair values of the tangible and intangible assets referring to acquisition which were made in 2017 are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. Magic’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. Magic expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

iv.	Matrix

a.	Acquisition of SeeV Solutions Ltd.

During January 2015, Matrix acquired a 75% interest in SeeV Solutions Ltd. (“SeeV”) from its former shareholders for NIS 4,875 (approximately $1,232). In addition, the purchaser and the seller hold mutual Call and Put options respectively for the remaining 25% interest in the company valued at NIS 1,713 (approximately $433). SeeV engages in permanent placement of employees in start-ups and high-tech companies.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$340
Redeemable non-controlling interests	(433)
Intangible assets	270
Deferred tax liabilities	(72)
Goodwill	1,127

Total assets acquired	$1,232

As of December 31, 2017, SeeV redeemable non-controlling interest amount to $177.

b.	Acquisition of Tiltan Systems Engineering Ltd.

On April 1, 2015, Matrix acquired 64% interest in Tiltan Systems Engineering Ltd. (“Tiltan”) from its other shareholders (prior to the acquisition Matrix held a 36% interest in Tiltan share capital) for an amount of NIS 2,600 (approximately $654). Following the acquisition Matrix holds the entire share capital of Tiltan and consequently recognized a loss of NIS 565 (approximately $142) resulting from the fair value measurement of its investment in Tiltan. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed in a total of approximately NIS 4,900 (approximately $1,233), NIS 640 (approximately $161) was allocated to deferred taxes, and the remaining balance was allocated to goodwill.

c.	Acquisition of Hydus Inc

On April 1, 2015 Xtivia Inc. (a wholly owned subsidiary of Matrix) completed the acquisition of the entire share capital of Hydus Inc. for a total consideration of $2,505 (net of acquired cash). Hydus Inc. is a U.S based consulting firm specializing in software services in the field of Enterprise Information Management (EIM). In addition, the sellers may be eligible for future consideration, valued at $1,441 on the acquisition date, subject to obtaining accumulated operating income targets during three years (not exceeding Hydus Inc. operating income).

Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$583
Intangible assets	580
Deferred tax liabilities	(203)
Goodwill	2,986

Total assets acquired	$3,946

d.	Acquisition of Ono Apps Ltd.

On May 7, 2015, Matrix completed the acquisition of the entire share capital of Ono Apps Ltd., an Israeli based service provider specializing in mobile applications development services, for a total consideration of NIS 4,584 (approximately $1,186). In addition, the sellers may be eligible for future consideration, valued at $316 as of the acquisition date, subject to obtaining accumulated operating income targets during three years commencing on January 1, 2016 and not exceeding NIS 5,000 (approximately $1,300). Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$86
Intangible assets	420
Deferred tax liabilities	(111)
Goodwill	1,107

Total assets acquired	$1,502

e.	Acquisition of Programa Logistics Systems Ltd.

On March 30, 2016, Matrix acquired a 60% interest in Programa Logistics Systems Ltd. (“Programa”), for a total consideration of NIS 7,295 (approximately $1,937). In addition, the sellers may be eligible for future consideration valued, on the acquisition date, at NIS 1,144 ($304) which is contingent upon the acquired business meeting certain operational targets in the years 2016-2018. Programa, an Israeli company, is a provider of advisory services and design and development of solutions in supply chain, production and logistics. Matrix and the seller hold mutual Call and Put options respectively for the remaining 40% interest in Programa. As a result of the Put option, Matrix recorded redeemable non-controlling interest of $2,471 on the acquisition date. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$267
Redeemable non-controlling interests	(2,471)
Intangible assets	1,216
Goodwill	3,229

Total assets acquired	$2,241

As of December 31, 2017, Programa’s redeemable non-controlling interest amount to $2,302.

f.	Acquisition of Network Infrastructure Technologies Inc.

On October 4, 2016, Exzac Inc. a wholly owned subsidiary of Matrix, completed the acquisition of a 60% interest in Network Infrastructure Technologies Inc. (“NIT”) for a cash consideration of $6,750. NIT, a U.S based company, mainly provides IT help desk services to the Healthcare and Finance sectors for managing their information systems. Matrix and the seller hold mutual Call and Put options respectively for the remaining 40% interest in NIT. As a result of the Put option, Matrix recorded redeemable non-controlling interest of $3,968 on the acquisition date. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

In 2017, Matrix’s management made adjustments to the provisional amounts that had been recognized in the temporary PPA performed for the Company on the acquisition date, including the acquisition cost and its attribution to the various items.

The financial statements as of December 31, 2016 and for the year then ended were restated in order to retroactively reflect the effect of these adjustments.

The effect of the adjustments in the consolidated statements of financial position:

	As previously reported	The change	As presented in these financial statements
As of December 31, 2016:

Goodwill	497,784	(2,422)	495,362
Intangible assets, net	129,821	(1,375)	128,446
Long term liabilities in respect of business combinations	(9,611)	742	(8,869)
Deferred Tax Provision	(30,939)	(90)	(31,029)
Long-term Redeemable non-controlling interests	(43,556)	3,145	(40,411)

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$391
Redeemable non-controlling interests	(3,968)
Intangible assets	2,138
Deferred tax liabilities	(855)
Goodwill	9,044

Total assets acquired	$6,750

As of December 31, 2017, NIT’s redeemable non-controlling interest amount to $3,931.

g.	Acquisition of Second to none solutions Inc.

On November 8, 2016, Xtivia Technologies Inc., a wholly owned subsidiary of Matrix, completed the acquisition of a 55% interest in Second to none solutions Inc. (“Stons”) for a consideration of $287 paid in cash. Stons is a certified distributer of IBM products to U.S federal and enterprise customers. Matrix and the seller hold mutual Call and Put options respectively for the remaining 45% interest in Stons. As a result of the Put option, Matrix recorded redeemable non-controlling interest of $2,184 on the acquisition date. In addition, the sellers may be eligible for future consideration valued, on the acquisition date, at $514 which is contingent upon the acquired business meeting certain operational targets in the years 2017-2019. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Intangible assets	$909
Redeemable non-controlling interests	(2,184)
Deferred tax liabilities	(311)
Goodwill	2,387

Total assets acquired	$801

As of December 31, 2017, Stons’ redeemable non-controlling interest amount to $2,567.

h.	Acquisition of Aviv Management Engineering Systems Ltd.

On December 27, 2016, Matrix completed the acquisition of an 85% interest of Aviv Management Engineering Systems Ltd. (“Aviv”) for a consideration of NIS 19,699 in cash (approximately $5,123). In addition, the sellers may be eligible for future consideration valued, on the acquisition date, at NIS 1,200 (approximately $313) which is contingent upon the acquired business meeting certain operational targets in the years 2017-2019. Aviv provides management consulting and multidisciplinary engineering consulting focusing in four areas of expertise: environmental planning, project management, urban and physical planning and management consulting. Matrix and the seller hold mutual Call and Put options respectively for the remaining 15% interest in Aviv. As a result of the Put option, Matrix recorded redeemable non-controlling interest of NIS 5,714 (approximately $1,486) on the acquisition date. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$(1,338)
Redeemable non-controlling interests	(1,486)
Intangible assets	2,051
Deferred tax liabilities	(472)
Goodwill	6,681

Total assets acquired	$5,436

As of December 31, 2017, Aviv’s redeemable non-controlling interest amount to $1,861.

NOTE 5:-	MARKETABLE SECURITIES

The Group invests in marketable debt and equity securities, which were classified at fair value through profit or loss and as available-for-sale securities. The following is a summary of marketable securities:

a.	Composition:

	December 31,
	2016	2017
Short-term:
Fair value through profit or loss (1)	6,790	1,209
Available-for-sale	30,726	12,929
Total short-term securities	$37,516	$14,138

Long-term:
Available-for-sale	17,228	-

Total long-term securities	$17,228	$-

(1)	The Group recognized trading gains (losses) in amounts of $114, $136 and ($146) during the years ended December 31, 2015, 2016 and 2017, respectively.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	MARKETABLE SECURITIES (Cont.)

b.	The following is a summary of marketable securities which are classified as available-for-sale:

	December 31,
	2016				2017
	Amortized cost	Unrealized losses	Unrealized Gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market Value

Available-for-sale:

Government bonds	$3,167	$(3)	$-	$3,164	$-	$-	$-	$-
Commercial bonds	44,821	(261)	-	44,560	12,987	(58)	-	12,929
Equity securities	118	-	112	230	-	-	-	-

Total available-for-sale marketable securities	$48,106	$(264)	$112	$47,954	$12,987	$(58)	$-	$12,929

In 2015, 2016 and 2017 the Group received proceeds from sales and maturity of available-for-sale marketable securities of $2,136, $16,541 and $39,594 and recorded related net gains (losses) of $300, ($16) and $94 in financial income (expenses), respectively.

The amortized costs of available-for-sale debt securities at December 31, 2017, by contractual maturities, are shown below:

	Amortized	Unrealized gains (losses)		Market
	cost	Gains	Losses	value

Due within one year	$4,045	$-	$(5)	$4,040
Due after one year through three years	$8,942	$-	$(53)	$8,889
	$12,987	$-	$(58)	$12,929

The following is the change in the gross other comprehensive income from available-for-sale securities during 2016 and 2017:

Other comprehensive income

Other comprehensive income from available-for-sale securities as of January 1, 2016	$121

Unrealized gain from available-for-sale securities	30
Realized loss (gain) reclassified into profit or loss	16
Other comprehensive income from available-for-sale securities as of December 31, 2016	167

Unrealized gain from available-for-sale securities	188
Realized loss (gain) reclassified into profit or loss	(94)

Other comprehensive income from available-for-sale securities as of December 31, 2017	$261

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	OTHER ACCOUNTS RECEIVAVABLE AND PREPAID EXPESNES

	December 31,
	2016	2017
Government departments	$15,097	$16,494
Employees	365	619
Prepaid expenses and advances to suppliers	22,634	26,597
Restricted deposits	2,405	22
Related Parties	1,865	273
Other	3,312	910
Total	$45,678	$44,915

Note 7:-	Fair value measurement

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2016 and 2017:

	Fair value measurements
	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Government and corporate debentures	$-	$12,929	$-	$12,929
Convertible debentures	-	1,209	-	1,209
Dividend preference derivative in TSG (1)	-	-	2,400	2,400

Total financial assets	$-	$14,138	$2,400	$16,538

Liabilities:
Redeemable non-controlling interests (2)	$-	$-	$52,876	$52,876
Contingent consideration (2)	-	-	6,769	6,769

Total financial liabilities	$-	$-	$59,645	$59,645

	Fair value measurements
	December 31, 2016
	Level 1	Level 2	Level 3		Total
Assets:
Equity securities	$1,001	$-	$-		$1,001
Government and corporate debentures	6,019	47,724	-		53,743
Dividend preference derivative in TSG (1)	-	-	2,140		2,140

Total financial assets	$7,020	$47,724	$2,140		$56,884

Liabilities:
Redeemable non-controlling interests (2)	$-	$-	$46,484	*)	$46,484
Contingent consideration (2)	-	-	10,218	*)	10,218

Total financial liabilities	$-	$-	$56,702		$56,702

(1) The fair value of dividend preference derivative in TSG was estimated using the Monte-Carlo simulation technique.

(2) The fair value of redeemable non-controlling interests and contingent consideration was determined based on the present value of the future expected cash flow.

*) Adjustment to comparative data

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 8:-	Investments in companies accounted for at equity METHOD

a.	The following is a summary of the Group’s investments in companies accounted for at equity:

	December 31,
	2016	2017

Affiliated company	38	55

Joint venture – TSG (see Note 4(i)(a))	24,022	25,260

	24,060	25,315

b.	The Group holds a 50% share in TSG, a joint venture engaged in the fields of command and control systems, intelligence, homeland security and cyber security. The Group’s interest in TSG is accounted for using the equity method in the consolidated financial statements.

The following is the composition of the Group’s investment in TSG:

	December 31,
	2016	2017
Shares	16,353	17,591
Capital notes	7,669	7,669
	24,022	25,260

Dividend preference derivative in TSG (1)	2,140	2,400

Goodwill	9,836	9,836

(1)	Dividend preference derivative in TSG is included in Company’s long term prepaid expenses and other receivables and is accounted for at fair value through to profit or loss.

c.	The following table summarizes activity related to the Group’s investment in TSG:

January 1, 2016	$-
Acquisition of shares in joint venture	16,004
Investment in Capital notes of joint venture	7,669
Company’s share of profit of joint venture	349
December 31, 2016	$24,022

Company’s share of profit of joint venture	1,134
Company’s share of other comprehensive income of joint venture	104
December 31, 2017	$25,260

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 8:-	Investments in companies accounted for at equity (Cont.)

d.	Summarized financial information of TSG:

(i)	Summarized statement of financial position of TSG :

	December 31,
	2016	2017
Current assets	24,396	34,137
Noncurrent assets (1)	467	1,746
Current liabilities	(16,969)	(20,311)
Noncurrent liabilities	(1,895)	(4,426)
Equity	5,999	11,146
Group’s share in equity	50%	50%
	3,000	5,573
Excess cost of intangible assets net of deferred tax	11,186	9,851
Goodwill	9,836	9,836
Group’s carrying amount of the investment	24,022	25,260

(1)	Not including balance of goodwill in an amount of $19,006 as of December 31, 2016 and 2017.

(ii)	Summarized statement of profit or loss of TSG:

	Year ended December 31,
	2016(1)	2017
Revenues	38,648	66,816
Net income	2,744	4,938
Other comprehensive income	-	208
Total comprehensive income	2,744	5,146
Group’s share	50%	50%
	1,372	2,573
Amortization of excess cost of intangible assets net of tax	(1,023)	(1,335)
	349	1,238
Group’s share of other comprehensive income	-	104
Group’s share of profit	349	1,134

(1)	From May 1, 2016.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	PROPERTY, PLANTS AND EQUIPMENT, NET

Composition:

	December 31,
	2016	2017
Cost:
Computers, equipment and software	$60,074	$80,888
Motor vehicles	1,552	1,659
Buildings	1,833	1,833
Leasehold improvements	20,991	22,080
	84,450	106,460
Accumulated depreciation:
Computers, equipment and software	$46,659	$64,604
Motor vehicles	531	636
Buildings	23	70
Leasehold improvements	11,107	11,343
	58,320	76,653

Depreciated cost	$26,130	$29,807

In December 2016, Matrix sold its full rights in a land property for a total consideration of approximately $4,473. The group recognized a capital gain from the aforementioned sale in an amount of approximately $3,147. Simultaneously to the sale, Matrix had leased the land for its operations. The lease is treated as an operating lease in accordance with IAS 17.

Depreciation expenses totaled $7,092, $7,880, and $9,598 for the years ended December 31, 2015, 2016 and 2017, respectively.

NotE 10:-	Intangible Assets, Net

a.	Intangible assets, net, are comprised of the following as of the below dates:

	December 31,
	2016		2017
Original amounts:
Capitalized Software costs	$175,456		$196,523
Customer relationship	110,151	*)	133,220
Acquired technology	20,455		75,672
Backlog and non-compete agreement	6,063		6,063
Other intangibles	4,066		4,510
Patent	1,248		1,385
	317,439	*)	417,373
Accumulated amortization:
Capitalized Software costs	122,293		142,019
Customer relationship	49,538		65,705
Acquired technology	7,871		35,466
Backlog and non-compete agreement	5,611		5,837
Other intangibles	3,378		3,890
Patent	302		473
	188,993		253,390
Total	$128,446		$163,983

*) Adjustment to comparative data (See Note 4(iv)(f)).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NotE 10:-	Intangible Assets, Net (Cont.)

b.	Amortized expenses totaled $23,346, $24,490 and $34,048 for the years ended December 31, 2015, 2016 and 2017, respectively.

Note 11:-	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2017 were as follows:

Balance as of January 1, 2016	$441,021

Acquisition of subsidiaries	51,049	*)
Classifications	389
Foreign currency translation adjustments	2,903	*)

Balance as of December 31, 2016	495,362
Acquisition of subsidiaries	94,851
Classifications	1,105
Foreign currency translation adjustments	25,954

Balance as of December 31, 2017	$617,272

*)	Adjustment to comparative data

The Company performed annual impairment tests during the fourth quarter of 2017 and did not identify any impairment losses (See Note 2(21)).

Note 12:-	short term Liabilities to banks and others

	December 31,		December 31,
	2017		2016	2017
	Interest rate	Linkage
	%	basis

Bank credit	2-3.1	NIS (Unlinked)	$-	$947
Bank credit	US Prime -0.2	USD (Unlinked)	996	2,125
Short-term bank loans	1.6-2.5	NIS (Unlinked)	42,336	22,910
Current maturities of long-term loans from banks and other financial institutions (1)	2.6-5.81	NIS (Unlinked)	40,054	42,839
Current maturities of long-term loans from banks(1)	Libor +2.2 - 5	USD (Unlinked)	-	862
Accumulated interest on long-term loans from other financial institutions(1)	2.6-5.5	NIS (Unlinked)	1,338	1,136
Other			36	-
Total			$84,760	$70,819

(1) See Note 14

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 13:-	other accounts payable

	December 31,
	2016	2017
Government institutions	$22,777	$29,816
Accrued royalties to the OCS (See Note 19f)	495	276
Accrued expenses and other current liabilities	18,000	23,053
Total	$41,272	$53,145

Note 14:- Long term Liabilities to Banks and Others

a.	Composition:

December 31, 2017	Linkage Basis	Long-term liabilities	Current maturities	Total long-term liabilities net of current maturities	Total long-term liabilities net of current maturities
Interest rate		December 31, 2017			December 31, 2016
%
2.5-5.81	NIS (Unlinked)	$175,592	42,839	132,753	$115,529
2-5	USD (Unlinked)	3,725	862	2,863	-
		$179,317	43,701	135,616	$115,529

i)	In November 2016, Magic obtained a loan in the amount of $31,356 linked to the New Israel shekel from an Israeli financial institution. The principal amount is payable in seven equal annual installments with the final payment due on November 2, 2023 and bears a fixed interest rate of 2.60% per annum, payable in two semi-annual payments. Under the terms of the loan with the Israeli financial institution, Magic has undertaken to maintain certain financial covenants (See note 19c(iv)).

ii)

On February 28, 2017, Sapiens (via its wholly-owned subsidiary, Sapiens Americas Corporation) entered into a secured credit agreement, with HSBC Bank USA, National Association, for the acquisition of StoneRiver. Pursuant to the credit agreement, Sapiens borrowed $40 million for a five-year term, at the rate of LIBOR plus 1.85%. Upon Sapiens’ consummation of a public offering and private placement of Sapiens Series B Debentures in September 2017, Sapiens utilized the proceeds received from the sale of the debentures for repayment of the entire outstanding term loan amount (including accrued interest) under the credit agreement with HSBC.

b.	Maturity dates:

	December 31,
	2016	2017
First year (current maturities)	$40,054	$43,701
Second year	33,803	53,645
Third year	37,836	34,270
Fourth year	21,663	19,066
Fifth year and thereafter	22,227	28,635
Total	$155,583	$179,317

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 14:-	Long term Liabilities to Banks and Others (Cont.)

c.	For details of liens, guarantees and credit facilities, see Note 19.

NOTE 15:-	DEBENTURES

The Group’s liabilities under debentures are attributable to debentures issued by Formula in September 2015, as well as debentures issued by Sapiens in September 2017. Composition of the Groups’ debentures is as follows:

Formula’s debentures:

		Effective interest		December 31,
		rate	Currency	2016	2017
Short-term	Series A Secured Debentures(1)	3.07%	NIS	$3,274	$4,044

Long-term	Series A Secured Debentures	3.07%	NIS	23,077	21,914
	Series B Convertible Debentures(1)	3.65%	NIS/USD	32,364	33,544
				$55,441	$55,458

Sapiens’ debentures:

		Effective interest		December 31,
		rate	Currency	2016	2017
Short-term	Series B Debentures(1)	3.69%	NIS/USD	$-	$782

Long-term	Series B Debentures	3.69%	NIS/USD	$-	$78,281

(1)	Including accrued interest.

Following is the change in the carrying amount of the Group’s Debentures during 2015, 2016 and 2017:

Carrying amount as of January 1, 2015	$-
Issuance of Formula’s Series A and Series B Debentures, net of discount and issuance costs	58,394
Classification of conversion component to equity	(1,248)
Accrued interest	476
Discount and issuance costs amortization	77
Foreign currency translation adjustments	(358)
Carrying amount as of January 1, 2016	$57,341
Accrued interest	1,653
Discount and issuance costs amortization	296
Interest payments	(964)
Foreign currency translation adjustments	389
Carrying amount as of January 1, 2017	$58,715
Issuance of Sapiens’ Series B Debentures, net of discount and issuance costs	78,229
Accrued interest	2,441
Discount and issuance costs amortization	391
Interest payments	(408)
Redemption	(3,656)
Foreign currency translation adjustments	2,853
Balance as of December 31, 2017	$38,565

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	DEBENTURES (Cont.)

As of December 31, 2017, the aggregate principal annual payments of the debentures are as follows:

Repayment amount
2018	3,687
2019	45,458
2020	13,585
2021	13,585
2022 and thereafter	60,551
Total	136,866

Formula’s Series A Secured Debentures and Series B Convertible Debentures

On September 16, 2015, Formula concluded a public offering in Israel on the Tel-Aviv Stock Exchange (the “TASE”) of (i) NIS 102.3 million par value of Series A Secured Debentures (the “Formula’s Series A Secured Debentures”) and of (ii) NIS 125 million par value of Series B Convertible Debentures that are linked to the US Dollar based on the exchange rate on September 8, 2015 of 3.922 (the “Formula’s Series B Convertible Debentures”). Formula’s Debentures were offered and sold pursuant to a shelf prospectus filed with the Israeli Securities Authority (the “ISA”) and TASE on August 6, 2015, amended thereafter on September 3, 2015 and which term was extended in July 2017 until August 6, 2018. The public offering of the Debentures was made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act), and was exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder. The sale of the debentures was not registered under the Securities Act, and the debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

(i)	Formula’s Series A Secured Debentures (NIS102.3 million par value)

The Series A Secured Debentures were issued at a purchase price equal to 100% of their par value and bear fixed annual interest at a rate of 2.8% (which may vary based on the credit rating of the debentures), payable semi-annually. The proceeds of the offering, before early commitment commission valued at $129 with respect to the units for which the qualified investors have committed to subscribe, and issuance costs of $190, amounted to NIS 102,260 (approximately $26,295). The principal of the Series A Secured Debentures, are nominated in NIS (not linked to any currency or index) and will be paid to holders in eight equal annual installments commencing on July 2, 2017. Formula may redeem the Series A Secured Debentures or any part thereof at its discretion after 60 days from their issuance date subject to certain conditions. In accordance with the terms of the indenture related to Series A Secured debentures the collateral will consist of certain amount certain amount of shares of the Company’s subsidiaries: Matrix, Magic and Sapiens (See Note 19a).

On January 31, 2018, the Company consummated a private placement to qualified investors in Israel, of an additional, aggregate NIS 150 million par value of Series A Secured Debentures at a price of NIS 1,034.7 for each NIS 1,000 principal amount. The aggregate gross proceeds totaled NIS 155.2 million (approximately $45.6 million), excluding issuance costs of $0.2 million. As a result of the private placement, the total outstanding principal amount of the Series A Secured Debentures increased to approximately NIS 239.5 million (approximately $69.1 million). The terms of the Series A Secured Debentures sold in the private placement are identical in all respects to those of the Series A Secured Debentures sold in Formula’s September 2015 public offering.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	DEBENTURES (Cont.)

(ii)	Formula’s Series B Convertible Debentures (NIS125 million par value)

Formula’s Series B Convertible Debentures were issued at a purchase price equal to 102% of their par value and bear fixed annual interest at a rate of 2.74% (which may vary based on the credit rating of the debentures), and is payable in one installment of principle and interest upon maturity of the debentures on March 26, 2019 (at which time the accrued interest will constitute 10% of the principal amount of Formula’s Series B Convertible Debentures, in the aggregate). The proceeds of the offering, before early commitment commission valued at $131 with respect to the units for which the qualified investors committed to subscribe, and issuance costs of $236 amounted to NIS 127,500 (approximately $32,785). The principal of the Bonds is subject to adjustment based on changes in the exchange rate between the NIS and the dollar relative to the exchange rate on September 8, 2015 (3.922), and will be repaid on March 26, 2019. Formula may not redeem the Series B Convertible Debentures or any part thereof at its discretion.

Formula’s Series B Convertible Debentures are convertible, at the election of each holder, into Formula’s ordinary shares, from the date of issuance and until March 10, 2019, at conversion price of, as of the date of the issuance, NIS 157 par value of Convertible Debentures per one share, adjusted for events that the Company effects a share split or reverse share split, a rights offering or a distribution of bonus shares or a cash dividend. As of December 31, 2017, the adjusted conversion price to one share is NIS 150.27542 par value following cash dividend distributions.

In compliance with IAS 32, the Group identified and separated an equity component contained in Formula’s Series B Convertible Debentures, valued at $1,248. Debt discount and issuance costs (approximately $367) were allocated to the Formula’s Series B Convertible Debentures discount and are amortized as financial expenses over the term of these debentures due in 2019. Formula may not redeem the Series B Convertible Debentures or any part thereof at its discretion.

In accordance with the indenture for the Series A Secured Debentures and Series B Convertible Debentures, Formula has undertaken to maintain a number of conditions and limitations on the manner in which it operates its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on the Company’s assets, or undergo an asset sale or other change that results in a fundamental change in the Company’s operations and to meet certain financial covenants (See Notes 19a and 19c(ii)).

Sapiens’ Series B Debentures

In September 2017, Sapiens issued its unsecured Series B Debentures in the aggregate principal amount of NIS 280 million (approximately $79.2 million), linked to US dollars, payable in eight equal annual payments on January 1 of each of the years 2019 through 2026. The outstanding principal amount of Sapiens’ Series B Debentures will bear a fixed interest rate of 3.37% per annum, payable on January 1 and July 1 of each of the years 2018 through 2025, with one final interest payment on January 1, 2026. Debt discount and issuance costs were approximately $956, allocated to Sapiens’ Series B Debentures discount and are amortized as financial expenses over the term of the Series B Debentures due in 2026.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	DEBENTURES (Cont.)

Sapiens’ Series B Debentures are listed for trading on the TASE. Sapiens’ Series B Debentures are unsecured and non-convertible. Sapiens’ Series B Debentures interest may be increased in the event that the debentures’ rating is downgraded below a certain level.

In accordance with the indenture for the Sapiens Series b Debentures, Sapiens has undertaken to maintain a number of conditions and limitations on the manner in which it operates its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on the Company’s assets, or undergo an asset sale or other change that results in a fundamental change in the Company’s operations and to meet certain financial covenants (See Note 19c(iii)).

Note 16:-	RELATED PARTies TRANSACTIONS

(i)	Acquisition of Insseco:

On August 18, 2015, Sapiens completed the acquisition from Asseco, the parent company of Formula, of all issued and outstanding shares of Insseco. Please see Note 2(26) and Note 4(ii)(a) for further information concerning this acquisition. Under the share purchase agreement for that acquisition, Asseco committed to assign all customer contracts to Insseco that relate to the intellectual property that Sapiens acquired as part of the acquisition. In the event that Asseco cannot obtain the consent of any customer to the assignment of its contract to Insseco, Asseco will hold that customer’s contract in trust for the benefit of Insseco. Under that arrangement, in 2015 and 2016, Insseco invoiced Asseco in a back-to-back manner for all invoices issued by Asseco on Insseco’s behalf to customers under those contracts that were not yet assigned by Asseco to Insseco. During the years ended December 31, 2015, 2016 and 2017, Asseco provided back office and professional services and fixed assets to Insseco in an amount totaling approximately $1,700, $1,900 and $1,600, respectively.

(ii)	Services Obtained from Asseco

During 2017, Asseco provided back-office services, professional services and fixed assets to Sapiens wholly-owned subsidiary, Sapiens Poland, in an amount totaling approximately $1.6 million.

(iii)	Services provided to Asseco

During 2017, Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in a total amount of approximately $8.25 million. For historic reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis.

During 2017, Matrix performed services as a sub-contractor on behalf of Asseco Denmark A.S., a subsidiary of Asseco, in an amount totaling approximately €0.5 million ($564).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 16:-	RELATED PARTies TRANSACTIONS (Cont.)

(iv)	Fees Paid for Board Services in Affiliates

Sapiens paid the Company approximately $28.6 in respect of its share of the director’s fees of Mr. Guy Bernstein, its Chairman and the Company’s chief executive office, for the year ended December 31, 2017.

Matrix paid the Company approximately $30.0 in respect of its share of the director’s fees of Mr. Guy Bernstein, its Chairman and the Company’s chief executive office, for the year ended December 31, 2017.

(v)	Other Transactions

From time to time, in the Group’s ordinary course of business, the Group engages in non-material transactions between its subsidiaries and affiliates where the amount involved in, and the nature of, the transactions are not material to any party to the transaction. The Group believes that these transactions are made on an arms’ length basis upon terms and conditions no less favorable to the Group, its subsidiaries and affiliates, as it could obtain from unaffiliated third parties. If Group engages with its subsidiaries and affiliates in transactions which are not in the ordinary course of business, the Group receives the approvals required under the Companies Law. These approvals include audit committee approval, board approval and, in certain circumstances, shareholder approval.

As of December 31, 2016 and 2017, the Group had trade payable balances due to its related parties in amount of approximately $0 and $150, respectively. In addition, as of December 31, 2016 and 2017, the Group had trade receivables balances due from its related parties in amount of approximately $1,865 and $1,530, respectively.

Note 17:-	Employee Option Plans

a.	In March 2011, Formula’s shareholders approved the adoption of Formula’s 2011 Employee and Officer Share Incentive Plan (the “2011 plan”). Pursuant to the 2011 plan, Formula may grant from time to time to Formula’s and its investees’ employees and officers (which are not Formula’s controlling shareholders) ordinary shares, restricted shares or options to purchase up to 545,000 ordinary shares of Formula. The 2011 plan is administered by Formula’s board of directors. The 2011 plan provides that share based compensation may be granted, from time to time, to such grantees to be determined by the board, at an exercise price and under such terms to be determined at its sole and absolute discretion. Share based compensation may be granted under the 2011 plan through March 2021. In 2012, Formula increased the amount of ordinary shares reserved for issuance under the 2011 plan by 1,200,000 options.

In March 2011, concurrently with the amendment and extension of Formula’s chief executive officer’s service agreement, Formula approved a grant of options to its chief executive officer, exercisable for an additional 543,840 ordinary shares. The options vest in equal quarterly installments, over a four-year period that commenced in December 31, 2011 and concluded in December 31, 2015. The exercise price of the options was NIS 0.01 per share. In May 2011, the chief executive officer exercised all of these options for redeemable restricted shares, for which the Company’s redemption right was to lapse in accordance with the remaining vesting schedule for the unvested options from which they arose. Total fair value of the grant was calculated based on the Formula share price on the grant date and totaled $9,055 ($16.65 per share).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:-	Employee Option Plans (Cont.)

In December 2011, at which time Formula was negotiating an amendment and an extension of its chief executive officer’s service agreement, it redeemed all of the above-described 543,840 shares for no consideration.

In March 2012, concurrently with the amendment and extension of its chief executive officer’s service agreement, the board of directors of Formula awarded him with a new share option incentive plan, following the redemption of the 543,840 redeemable ordinary shares, which were granted to him in March 2011 and which were not yet vested in their redemption date. Under the 2011 plan, the chief executive officer of Formula was granted with options exercisable to 1,122,782 ordinary shares of Formula (the “New grant”), as long as he continue to serve as (i) a director of Formula and/or (ii) a director of each of the directly held subsidiaries of Formula; provided that if he fails to meet the foregoing requirement (A) due to the request of the board of directors of either Formula or any of its directly held subsidiaries (other than a request which is based on actions or omissions by the chief executive officer that would constitute “cause” under his service agreement with Formula), (B) because the chief executive officer is prohibited under the governing law or charter documents of the relevant company or the stock exchange rules and regulations applicable to such company from being a director of such company (other than due to his actions or omissions) or (C) notwithstanding the chief executive officer’s willingness to be so appointed (but provided that neither (A) nor (B) applies); then, in each of (A), (B) and (C), the chief executive officer will be deemed to have complied with clauses (i) or (ii) above. The options vest, i.e., Formula’s redemption right with respect to the options and the underlying ordinary shares issuable upon exercise lapses, in equal quarterly installments over an eight-year period that commenced in March 2012 and concludes on December 31, 2019. Notwithstanding the foregoing, if a change of control of the Company occurs, then all unvested options and/or restricted shares will immediately become vested. The exercise price of the options is NIS 0.01 per share. The New grant is accounted for as a modification to the March 2011 grant to the chief executive officer. Total fair value of the grant was calculated based on the share price on the grant date and totaled $18,347 ($16.34 per share). In accordance with the terms of the options grant, the shares issuable upon exercise of the options will be deposited with a trustee and Formula’s chief executive officer will not be permitted to vote or dispose of them until the shares are released from the trust. In June 2013 all options were exercised into shares however they have been deposited with a trustee and Formula’s chief executive officer is not permitted to vote or dispose of them until the shares are released from the trust. All shares participate in dividends and have the right to vote, however for so long as the shares are held by the trustee (even if they have vested) the voting rights may only be exercised by the trustee. In accordance with the guidelines of Formula incentive plan for so long as the shares underlying any grant under the plan are being held by the trustee they will be voted by the trustee in the same proportion as the results of the shareholder meeting. Only those shares for which the vesting period has expired may be collected from the trustee.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:-	Employee Option Plans (Cont.)

On August 3, 2017 and on August 22, 2017 Asseco sold 2,356,605 and 589,151, respectively, of Formula ordinary shares, in aggregate representing 20% of Formula outstanding share capital to eleven (11) Israeli financial institutions and to the Company’s chief executive officer, respectively, in privately negotiated sales transactions. The sales resulted with Asseco’s share interest in Formula to decrease from 46.3% to 26.3% and to its loss of control of the Company. In accordance with Mr. Bernstein share based award plan, such loss of control in the Company resulted in the immediate acceleration of all of his unvested shares, which amounted to 350,869 shares as of such date. The total compensation expense that the Company recorded in its statement of profit or loss for the year ended December 31, 2017 in respect of Mr. Bernstein’s March 2012 options grant (constituting his equity compensation for all of 2017) was $928.

In November 2014, Formula board of directors awarded its chief financial officer with 10,000 restricted shares under the 2011 plan (the “restricted shares”). These restricted shares vest on a quarterly basis over a four-year period, commencing on November 13, 2014 and concludes in November 13, 2018, provided that during such time the chief financial officer will continue to serve as (i) an officer of the Company and/or (ii) an officer in one of the directly held affiliates, except that if he fail to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula); then, the chief financial officer will be deemed to have complied with clauses (i) or (ii) above. Notwithstanding the foregoing, if a change of control of the Company occurs, then all unvested restricted shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and equaled to $239 ($23.9 per share).

In accordance with the Company’s chief financial officer share based award plan, Asseco’s loss of control in the Company resulted in the immediate acceleration of all of his unvested shares under the grant of November 2014, which amounted to 3,125 shares.

In August 2017, Formula board of directors awarded its chief financial officer with additional 10,000 restricted shares under the 2011 plan (the “new restricted shares”). These new restricted shares vest on a quarterly basis over a three-year period, commencing on August 17, 2017 and concludes on August 17, 2020, provided that during such time the chief financial officer will continue to serve as (i) an officer of the Company and/or (ii) an officer in one of the directly held affiliates, except that if he fail to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula); then, the chief financial officer will be deemed to have complied with clauses (i) or (ii) above. Notwithstanding the foregoing, if a change of control of the Company occurs, then all unvested new restricted shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and equaled to $371 ($37.1 per share).

The total compensation expense that the Company recorded in its statement of profit or loss for the year ended December 31, 2017 in respect of its chief financial officer (constituting his equity compensation for all of 2017) was $131.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:-	Employee Option Plans (Cont.)

As of December 31, 2017, all 10,000 new restricted shares granted in August 2017 were deposited with the trustee. These shares included 833 Ordinary Shares constituting the then currently vested portion of the 10,000 new restricted shares that Formula granted to its chief financial officer.

b.	Formula’s investees grant, from time to time, options to their officers and employees to purchase shares in the respective companies. In general, the options expire 10 years after grant.

c.	The following table sets forth the breakdown of stock-based compensation expense resulting from stock options grants, as included in the consolidated statements of profit or loss:

	Year ended December 31,
	2016	2017

Cost of revenues	$15	$7
Research and development expenses	17	8
Selling and marketing expenses	71	-
General and administrative expenses	4,266	3,972
Total stock-based compensation expense	$4,369	$3,987

Matrix:

In October, 2015 Matrix approved agreement with Revava Management Company Ltd. which Mr. Moti Gutman provides services through it to Matrix as a CEO, and in which among other things, Matrix granted Mr. Gutman 225,000 restricted share units (RSU) exercisable into 225,000 ordinary shares of Matrix without an exercise price. The RSU vest in three equal shares portions of 75,000 RSU units, each portion at December 31 of each year agreement, but not before the issuance of Matrix’s financial statements for the past year, and subject to certain conditions. In 2017, 75,000 restricted share units (RSU) were vested and exercised. As of December 31, 2017, Mr. Gutman holds 75,000 restricted share units (RSU). In January, 2018 Matrix granted Mr. Gutman additional 256,980 restricted share units (RSU), vest in five equal shares portions of 51,396 RSU units, each portion at December 31 of each year until 2022, but not before the issuance of Matrix’s financial statements for the past year, and subject to certain conditions.

In April, 2015 Matrix Board approved, following the approval of Matrix Compensation Committee, the grant of 1,850,000 options which are exercisable into up to 1,850,000 Ordinary shares of Matrix of NIS 1 par value each to 19 senior officers of Matrix or of corporations controlled by it. The exercise price of the options was NIS 19.485 at the date of their grant, and it is subject to adjustments, including upon the distribution of dividends. Half of the options vested on April 1, 2017, quarter of the options vested on January 1, 2018, and the rest will vest on January 1, 2019. When the actual exercise will take place, shares will be allotted, in the Net Exercise Mechanism. Matrix will not get paid in cash.

In June, 2015, the General Assembly of Matrix approved, after obtaining the approval of Matrix Compensation Committee and Matrix Board to grant 300,000 options exercisable into 300,000 ordinary shares of Matrix of NIS 1 par value without compensation to the President and Vice Chairman of Matrix Board. The exercise price of the warrants was NIS 21.39 at the date of their grant, and it is subject to adjustments, including upon the distribution of dividends. Half of the options vested on June 4, 2017, and the equal parts of the remaining options will vest on 1 January, 2018 and 1 January, 2019.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:-	Employee Option Plans (Cont.)

The fair value of the options was estimated on the date of grant using the Binomial model based on the terms which are: risk-free interest rate is 0.08% -1.31%, early exercise factor is 30% and expected volatility is 19% -22%. The contractual life of the share options is 5 years from the date of grant.

The following table is a summary of employee option activity as of December 31, 2017, and changes during the year ended December 31, 2017, in Matrix:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2017	2,300,000	4.26	3.13	8,591
Exercised	1,150,000	4.42		5,897
Forfeited	50,000	4.59
Outstanding at December 31, 2017	1,100,000	4.33	2.19	9,152
Exercisable at December 31, 2017	-	-	-	-

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the respective dates. This value would change based on the change in the market value of Matrix’ ordinary shares and the change in the exchange rate between the New Israeli Shekel and dollar. As of December 31, 2017, there was $173 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under Matrix equity incentive plan.

Sapiens:

The following table is a summary of employee option activity as of December 31, 2017, and changes during the year ended December 31, 2017, in Sapiens:

	Year ended December 31, 2017
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding at January 1, 2017	2,137,783	6.91	3.43	15,171
Granted	880,000	11.53
Exercised	(722,483)	3.40
Expired and forfeited	(187,887)	9.71

Outstanding at December 31, 2017	2,107,413	9.67	4.25	24,749

Exercisable at December 31, 2017	783,663	7.05	2.70	9,028

In 2015, 2016 and 2017, Sapiens granted 673,408, 310,000 and 920,910 stock options to its employees and directors to purchase its shares, respectively. The weighted average grant date fair values of the options granted during the years ended December 31, 2015, 2016 and 2017 were $3.79, $4.30 and $4.17, respectively.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:-	Employee Option Plans (Cont.)

The total intrinsic value of options exercised during the years ended December 31, 2015, 2016 and 2017, was $10,294, $2,304 and $5,739, respectively.

The options outstanding under Sapiens’ stock option plans as of December 31, 2017 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	Average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	Options
exercise price	2017	Term	price	2017	Exercisable
		(Years)	$		$
1.08-1.68	46,158	3.37	0.71	25,703	56,038
3.14	126,200	0.92	3.14	126,200	2,308
4.32-5.13	47,500	1.55	4.45	47,500	55,397
5.87-6.52	122,500	2.09	5.99	107,500	-
7.01-7.28	88,010	2.25	7.18	61,760	-
8.02-9.01	320,455	3.44	8.08	200,000	-
9.38-9.53	200,000	4.05	9.47	100,000	-
10.38	147,500	3.59	10.38	72,500	55,397
11.01-11.65	855,000	5.54	11.58	20,000	-
12.23-13.70	195,000	5.03	12.59	22,500	-

	2,148,323	4.17	9.49	783,663	7.05

The total equity-based compensation expense related to all of Sapiens’ equity-based awards, recognized for the years ended December 31, 2015, 2016 and 2017, after being adjusted to comply with IFRS, was $1,931, $2,195 and $2,201, respectively. As of December 31, 2017, there was $5,419 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a period of up to four years.

During 2017, 29,500 of the 88,500 restricted shares of Sapiens Decision, the Company’s majority-owned subsidiary that were granted to one of the former shareholders of KPI in 2014 vested, thereby reducing the Company’s percentage ownership of Sapiens Decision from 94.25% to 92.89%. During 2017, Sapiens Decision granted 122,730 options to certain of its employees to purchase shares of Sapiens Decision.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:-	Employee Option Plans (Cont.)

Magic:

A summary of employee option activity under the Magic plans as of December 31, 2017 and changes during the year ended December 31, 2017 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2017	473,367	4.58	5.10	991
Granted	-	-
Exercised	(132,808)	4.40
Forfeited	(31,250)	6.18

Outstanding at December 31, 2017	309,309	4.38	3.97	1,237

Exercisable at December 31, 2017	258,059	3.84	3.45	1,171

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the respective dates. This value would change based on the change in the market value of Magic’s ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2015, 2016 and 2017, was $210, $112 and $502, respectively. As of December 31, 2017, there was $11 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under Magic’s plans. This cost is expected to be recognized over a period of approximately one year.

The options outstanding as of December 31, 2017, have been separated into ranges of exercise price categories, as follows:

Ranges of Exercise price	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
$		(Years)	$		$
1.01-2	20,000	0.98	1.12	20,000	1.12
2.01-3	87,667	2.25	2.31	87,667	2.31
3.01-4	109,142	3.77	4.00	109,142	4.00
5.01-6	6,250	5.61	6.00	-	-
6.01-7	31,250	6.87	6.89	-	-
8.01-9	55,000	6.35	8.01	41,250	8.01
	309,309	3.97	4.38	258,059	3.84

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 18:-	EMPLOYEE BENEFIT LIABILITIES

Employee benefits consist of post-employment benefits, other long-term benefits and termination benefits.

a.	Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to section 14 to the Severance Pay Law, as specified below. The Company’s liability is accounted for as a post-employment benefit. The computation of the Company’s employee benefit liability is made according to the current employment contract based on the employee’s salary and employment term which establish the entitlement to receive the compensation.

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

b.	Composition of defined benefit plans is as follows:

	December 31,
	2016	2017
Defined benefit obligation	76,370	87,316
Fair value of plan assets	(70,196)	(78,284)
Net defined benefit liability	6,174	9,032

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:-	Commitments and Contingencies

a.	Liens:

A lien has been incurred by Formula over certain portion of its investments in outstanding shares of Matrix, Magic and Sapiens, in pursuant to financial institution credit agreement entered on January 2014 and with respect to Formula’s Series A Secured Debentures issued by Formula in September 2015 on the TASE (See Notes 14, 15).

Composition of pledged shares of Matrix, Magic and Sapiens own by Formula as of December 31, 2017 is as follows:

	December 31, 2017
	Financial institution credit agreement	Formula’s Series A Secured Debentures(1)
Matrix ordinary shares, par value NIS 1.0 per share	5,263,615	2,435,911
Magic ordinary shares, par value NIS 0.1 per share	2,117,143	2,338,483
Sapiens common shares, par value €0.01 per share	1,410,533	1,260,266

(1)	In January 2018, following the private placement of additional NIS 150 million par value Series A Secured Debentures, Formula pledged additional 1,692,954 shares of Matrix and 3,487,198 shares of Magic (See Note 15).

b.	Guarantees:

1.	The Group has provided certain bank guarantees in an aggregate of approximately $29,700 as security for its subsidiary and affiliate companies’ performance of various contracts with customers and suppliers. If the companies were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees distribute the amounts claimed to be due.

2.	The Group has provided bank guarantees in an aggregate of approximately $4,500 as security for its subsidiary and affiliate companies’ rent to be paid for offices. If such companies were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees distribute the amounts claimed to be due.

3.	As of December 31, 2017, the Group had restricted bank deposits of $900 in favor of bank guarantees and/or subsidiary and affiliate companies’ various contracts with customers.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:-	Commitments and Contingencies (Cont.)

c.	Covenants:

In connection with the Group’s debentures and credit facility agreements with banks and other financial institutions, the Group committed to the following:

i)	Matrix

In the context of Matrix engagements with banks for receiving credit facilities, Matrix has undertaken to maintain the following financial covenants, as they will be expressed in its financial statements, as described:

a)	The total rate of Matrix debts and liabilities to banks with the addition of debts in respect of debentures that have been and/or will be issued by it and shareholders’ loans that have been and/or will be provided by it (collectively, “the debts”) will not exceed 40% of its total balance sheet.

b)	The ratio of Matrix debts less cash to the annual EBITDA will not exceed 3.5.

c)	Matrix equity shall not be lower than NIS 275 million (approximately $79.3 million) at all times. Matrix’s equity was approximately NIS 653 million (approximately $188.3 million).

d)	Matrix balances of cash and short-term investments in its balance sheet shall not be lower than NIS 50 million (approximately $14.4 million).

e)	In the event that Formula ceases to hold 30% of Matrix share capital or is no longer the largest shareholder in Matrix, the credit may be placed for immediate repayment.

f)	Matrix has committed that the rate of ownership and control of Matrix IT-Systems shall never be below 50.1%.

g)	Matrix will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party’s debts as they are today and as they will be without the banks’ consent (except for a first rate fixed pledge on an asset which acquisition will be financed by a third party and which the pledge will be in his favor).

h)	Matrix will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the banks’ advance written consent, unless it is done in the ordinary course of business.

i)	Formula

1.	Liability to Financial Institution

In the context of Formula’s credit facility from a financial institution, Formula has undertaken to maintain the following financial covenants, as they will be expressed in its financial statements, as described:

a)	Formula shareholders’ equity (not including minority interests) shall not be less than $160 million at all times.

b)	The ratio of Formula shareholders’ equity (not including minority interests) to total consolidated assets will not be less than 20%.

c)	The ratio of Company’s financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.5 (all based on the Company’s consolidated financial statements).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:-	Commitments and Contingencies (Cont.)

d)	The ratio of Company’s financial debts less cash, short-term deposits and short-term marketable securities to the total assets will not exceed 30% (all based on the Company’s consolidated financial statements).

e)	Formula’s financial liabilities in its standalone balance sheet shall not be higher than NIS 450 million (approximately $130 million).

f)	Formula will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party’s debts without the financial institution’s consent.

g)	Formula will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the financial institution’s advance written consent, unless it is done in the ordinary course of business.

h)	Formula committed not to distribute dividends except for if the ratio of the Company’s unpaid principal amount of the loan to the fair market value of its collaterals will not exceed 50%, and if the distribution will not cause its cash, short-term deposits and short-term marketable securities to be less than NIS 45 million (approximately $13 million), or if the dividend will not exceed 75% of accumulated profits accrued from the date of which the loan was granted until the distribution.

2.	Formula’s Debentures

In accordance with Formula’s indenture of Series A Secured Debentures and Series B Convertible Debentures, Formula has undertaken to maintain the following financial covenants and obligations:

a)	A covenant not to distribute dividends unless (i) Formula shareholders’ equity (not including minority interests) shall not be less than $250 million, (ii) Formula’s net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined financial indebtedness, net, plus shareholders’ equity), (iii) the amount of the distributions shall be equal to profits for the years ended December 31, 2014 and 2015 and 75% of profits accrued from January 1, 2016 until the distribution and (iv) no event of default shall have occurred; and

b)	Financial covenants, including (i) the equity attributable to the shareholders of Formula, as reported in Formula’s annual or quarterly financial statements, shall not be less than $160 million, (ii) Formula’s net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity) and (iii) at all times, Formula’s cash balance will not be less than the annual interest payment (compounded) for the unpaid principal amount of the Series B debentures.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:-	Commitments and Contingencies (Cont.)

c)	Standard events of default including among others:

i.	Suspension of trading of the debentures on the TASE over a period of 60 days

ii.	If the rating of the debentures is less than BBB- by Standard and Poors Maalot or equivalent rating of other rating agencies

iii.	Failure to have the debentures rated over a period of 60 days

iv.	If there is a change in control without consent of the rating agency; and

v.	If Formula fails to continue to control any of its subsidiaries.

ii)	Sapiens

In accordance with the indenture for Sapiens’ Series B Debentures, Sapiens has undertaken to maintain a number of conditions and limitations on the manner in which it can operate its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on its assets, or undergo an asset sale or other change that results in fundamental change in its operations. Sapiens Series B Debentures deed of trust also requires it to comply with certain financial covenants, as described below. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of the debentures (below BBB-) could result in the acceleration of Sapiens obligation to repay the debentures.

The deed of trust includes the following provisions:

a)	a negative pledge, subject to certain exceptions;

b)	a covenant not to distribute dividends unless (i) Sapiens shareholders’ equity (not including minority interests) shall not be less than $160 million, (ii) Sapiens net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) does not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including minority interest), (iii) the amount of the dividend does not exceed Sapiens profits for the year ended December 31, 2016 and the first three quarters of the year ended December 31, 2017, plus 75% of Sapiens profits as of September 1, 2017 and up to the date of distribution, and (iv) no event of default shall have occurred; and

c)	financial covenants, including (i) the equity attributable to the shareholders of Sapiens (not including minority interests), as reported in our annual or quarterly financial statements, will not be less than $120 million, and (ii) Sapiens’ net financial indebtedness (financial indebtedness net of cash, marketable securities deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including minority interests).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:-	Commitments and Contingencies (Cont.)

iii)	Magic

Under the terms of the loan with the Israeli financial institution, Magic has undertaken to maintain the following financial covenants, as they will be expressed in its consolidated financial statements (in accordance with USGAAP), as described below:

a)	Total equity attributable to Magic’ shareholders shall not be lower than $100 million at all times;

b)	Magic’s consolidated cash and cash equivalents and marketable securities available for sale shall not be less than $10 million.

c)	The ratio of Magic’s consolidated total financial debts to consolidated total assets will not exceed 50%.

d)	The ratio of Magic’s total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.25; and

e)	Magic shall not create any pledge on all of its property and assets in favor of any third party without the financial institution’s consent.

As of December 31, 2017, each of Formula, Matrix, Sapiens and Magic is in compliance with all of its financial covenants.

d.	Legal proceedings:

1.	In August 2009, an Israeli software company and one of its owners initiated an arbitration proceeding against Magic and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties (the “First Arbitration”). The software company sought damages in the amount of approximately NIS 52 million (approximately $13.4 million). The arbitrator rendered his decision in January 2015 and determined that Magic should pay the plaintiffs damages in an amount of $2.4 million.

In September 2016, the same software company filed a lawsuit against Magic and one of its subsidiaries, seeking damages of NIS 34.1 million (approximately $9.8 million) in the context of the First Arbitration. In the lawsuit, the software company claims that warning letters that Magic sent to its clients in Israel and abroad, warning the clients against the possibility that the conversion procedure offered by the software company may amount to an infringement of Magic’s copyrights (the “Warning Letters”), may have caused it irreparable damages resulting from the loss profit of potential business. The lawsuit is based on rulings given in the First Arbitration proceeding, in which it was decided that the Warning Letters constituted a breach of a non-disclosure agreement (NDA) signed between the parties, and upon certain damages that were awarded then to the software company for the years 2009-2010, and claims that the First Arbitration granted it permission to seek damages relating the years 2011 onwards in separate proceedings. On January 23, 2017, Magic filed its statement of defense, maintaining, on various grounds, that the new lawsuit must be dismissed. The plaintiffs filed their response on April 2, 2017.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:-	Commitments and Contingencies (Cont.)

Both sides have submitted witness statements, as well as expert opinions relating to both financial issues, technical issues and Google Ads issues.

In view of the nature of the claims, both factual and legal, that were raised in the proceedings, in view of the likelihood of an expert-based ruling, and given the preliminary stage of the proceeding, it is impossible to properly evaluate the prospect of the lawsuit being successful.

2.	In February 2018, Comm-IT Ltd, a Magic subsidiary, commenced an action against a customer for payment of an overdue amount in the Supreme Court of the State of New York, New York County. In April 2018, the customer filed an answer in the action that included counterclaims asserting causes of action for breach of contract, fraud, and trespass to chattel. Based on Magic’s review of the allegations asserted in the counterclaims, it appears that the allegations do not have merit.

3.	On February 26, 2017, a bill of indictment was submitted by the Israeli Antitrust Authority against a subsidiary of Matrix and against a junior employee of this subsidiary, claiming that the junior employee and as follows the subsidiary were allegedly a party in a binding agreement and also by “obtaining by fraud”, in one indictment regarding a tender of $360.

4.	In addition to the above-described legal proceedings, from time to time, Formula and/or its subsidiaries and affiliates are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. The Group accrues a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in the determination of both the probability and as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. The Group intends to defend itself vigorously against the above claims, and it generally intends to vigorously defend any other legal claims to which it is subject. While for most litigation, the outcome is difficult to determine, to the extent that there is a reasonable possibility that the losses to which the Group may be subject could exceed the amounts (if any) that it has already accrued, the Group attempts to estimate such additional loss, if reasonably possible, and disclose it (or, if it is an immaterial amount, indicate accordingly). The aggregate provision that the Group has recorded for all other legal proceedings (other than the particular material proceedings described above) is not material.

5.	Furthermore, in respect of its ordinary course legal, administrative and regulatory proceedings (that is, other than the particular material proceedings described above), the Group estimates, in accordance with the procedures described above, that as of the current time there is no reasonable possibility that it will incur material losses exceeding the non-material amounts already recognized.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:-	Commitments and Contingencies (Cont.)

e.	Operating lease commitments:

The following are details of the Company’s future minimum lease commitments for facilities and equipment, office space and motor vehicles under non-cancelable operating leases as of December 31, 2017:

2018	31,196
2019	15,767
2020	11,279
2021	4,027
2022 and Thereafter	2,917
65,186

Rent expenses for the years 2015, 2016 and 2017 were approximately $22,701, $25,411 and $28,343 respectively.

The Company leases motor vehicles under a cancelable lease agreement. The Company has an option to be released from this lease agreement, which may result in penalties ranging between one and three times lease monthly cost.

f.	Royalty commitments:

Sapiens Technologies (1982) Ltd. (“Sapiens Technologies”), a wholly owned subsidiary of Sapiens incorporated in Israel, was partially financed under programs sponsored by the Israel Innovation Authority (“IIA”), formerly the Office of the Chief Scientist (“OCS”) for the support of certain research and development activities conducted in Israel. In exchange for participation in the programs by the IIA, Sapiens Technologies agreed to pay 3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs based on an understanding with IIA reached in January 2012. The royalties will be paid up to a maximum amount equaling 100%-150% of the grants provided by the IIA, linked to the dollar, and for grants received after January 1, 1999, bear annual interest at a rate based on LIBOR.

As of December 31, 2017, the estimated amount due to OCS amounted to $1,944.

g.	Insurance:

The Company and its subsidiaries and affiliates insure themselves in bodily injury and property damage insurance policies, including third party, professional liability and employer’s liability insurance policies. Formula, Sapiens and Magic directors and officers (D&O) are insured under an “umbrella” policy for insurance of directors and officers including D&O side A DIC policy (another layer of protection for officers) acquired by the Company for itself and its subsidiaries, for a period of 18 months from June 18, 2017.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 20:-	equity

The composition of the Company’s share capital is as follows:

	December 31, 2016			December 31, 2017
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding

Ordinary shares, NIS 1 par value each	25,000,000	15,297,402	14,728,782	25,000,000	15,307,402	14,738,782

a.	Formula’s Ordinary Shares, par value NIS 1 per share, are traded on the TASE and Formula’s ADSs, each representing one ordinary share, are traded on the NASDAQ.

b.	Formula holds 568,620 of its ordinary shares.

c.	In January 2016, Formula declared a cash dividend of approximately $5,008 (or $0.34 per share) to shareholders of record on January 20, 2016 that was paid on February 4, 2016.

d.	In June 2016, Formula declared a cash dividend of approximately $5,008 (or $0.34 per share) to shareholders of record on July 13, 2016 that was paid on July 28, 2016.

e.	In December 2016, Formula declared a cash dividend of approximately $7,070 (or $0.48 per share) to shareholders of record on December 30, 2016 that was paid on January 12, 2017.

f.	In September 2017, Formula declared a cash dividend of approximately $5,011 million (or $0.34 per share) to shareholders of record on October 17, 2017 that was paid on November 2, 2017.

g.	For information concerning Formula’s employees and officers share-based plans, see Note 17.

Note 21:-	Taxes ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate in Israel:

The Israeli corporate income tax rate was 24% in 2017, 25% in 2016 and 26.5% in 2015.

In December 2016, the Israeli Parliament approved the 2016 Amendment which reduced the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (“the Law”):

Certain of Formula’s Israeli subsidiaries have been granted “Approved Enterprise” and “Preferred Enterprise” status pursuant to the Law, which provides certain tax benefits including tax exemptions and reduced tax rates. Income not eligible for Approved Enterprise and Preferred Enterprise benefits is subject to corporate tax at the rate that would have otherwise been applicable on the Approved or Preferred Enterprise’s income.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:-	Taxes ON INCOME (Cont.)

The entitlement to the above benefits is conditional upon the continues fulfillment of the conditions stipulated by the Laws and regulations published thereunder and the letters of approval for the specific investments in “approved enterprises”. Should any of Formula’s Israeli subsidiaries fail to meet such requirements in the future, income attributable to their relevant entity’s Approved Enterprise or Preferred Enterprise programs could be subject to the statutory Israeli corporate tax rate, and the entity could be required to refund a portion of the tax benefits already received with respect to such programs in whole or in part, including interest and CPI linkage.

On December 29, 2010, the Knesset approved an additional amendment to the Law for the Encouragement of Capital Investments, 1959 (“2011 Amendment”). According to the 2011 Amendment, a reduced uniform corporate tax rate for exporting industrial enterprises (over 25%) was established. The reduced tax rate will not be program dependent and will apply to the “Preferred Enterprise’s” (as such term is defined in the Investment Law) entire income. Pursuant to the 2011 Amendment, a “Preferred Enterprise” is entitled to a reduced corporate tax rate. Such corporate tax rate was determined to be 16% for 2014 until 2016.

As of December 31, 2011 and 2015, Magic and some of Sapiens Israeli subsidiaries, respectively, had filed a notice to the Israeli tax authorities in order to apply the new benefits under the 2011 Amendment and therefore subjected to the amended tax rate of 16%.

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise’s earnings as above will be subject to tax at a rate of 20%.

New Amendment- Preferred Technology Enterprise

In December 2016, the Israeli Knesset passed Amendment 73 to the Investment Law which included a number of changes to the Investments Law regimes. Certain changes were scheduled to come into effect beginning January 1, 2017, provided that regulations are promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project. The regulations have been approved on May 1, 2017 and accordingly, these changes have come into effect. Applicable benefits under the new regime include:

Introduction of a benefit regime for “Preferred Technology Enterprises” granting a 12% tax rate in central Israel – on income deriving from Intellectual Property, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports. Preferred Technology Enterprise (“PTE”) is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A 12% capital gains tax rate on the sale of a preferred intangible asset to a foreign affiliated enterprise, provided that the asset was initially purchased from a foreign resident at an amount of NIS 200 million or more.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:-	Taxes ON INCOME (Cont.)

A withholding tax rate of 20% for dividends paid from PTE income (with an exemption from such withholding tax applying to dividends paid to an Israeli company). Such rate may be reduced to 4% on dividends paid to a foreign resident company, subject to certain conditions regarding percentage of foreign ownership of the distributing entity.

Starting 2017, certain of the Company’s subsidiaries’ taxable income in Israel is entitled to a preferred 12% tax rate under Amendment 73 to the Investment Law.

3.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxes), 1969:

It is Formula’s management’s belief that certain of its Israeli investees currently qualify as an “Industrial Company,” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the “Industrial Encouragement Law”). That Industrial Encouragement Law defines an “Industrial Company” as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production. Under the Industrial Encouragement Law, these Israeli subsidiaries are entitled to amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes as well as accelerated depreciation rates on equipment and buildings. Eligibility for the benefits under the Industrial Encouragement Law is not subject to receipt of prior approval from any governmental authority.

4.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, certain Israeli subsidiaries of Formula calculate their tax liability in dollars according to certain orders. The tax liability, as calculated in dollars is translated into NIS according to the exchange rate as of December 31 of each year.

5.	Structural changes in Matrix:

On August 22, 2016, a tax ruling was signed determining that from December 31, 2015 as part of the merger procedures, 5 companies wholly owned directly or indirectly by Matrix IT, will transfer all their assets and liabilities, subject to the provisions of section 103 of the Tax income.

On August 21, 2017, a tax ruling was signed determining that from December 31, 2016 as part of the merger procedures, 4 companies wholly owned directly or indirectly by Matrix IT will transfer all their assets and liabilities, subject to the provisions of section 103 of the Tax income.

On December 27, 2017 Matrix applied for a merger process as an extension of the above mentioned merger for 2 additional companies holly owned directly or indirectly by Matrix IT, subject to the provisions of section 103 of the Israeli Income Tax Ordinance. The approval is pending.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:-	Taxes ON INCOME (Cont.)

b.	Non-Israeli investees:

Non-Israeli investees are taxed according to the tax laws in their respective country of residence. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the non-Israelis subsidiaries. This is because the Group intends to permanently reinvest undistributed earnings in the foreign subsidiaries in which those earnings arose. If these earnings were distributed to Israel in the form of dividends or otherwise, the Group would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and non-Israeli withholding taxes.

The amount of undistributed earnings of foreign subsidiaries and affiliates that are considered to be reinvested as of December 31, 2017 was $77,231. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of investees for tax purposes and the difficulty of projecting the amount of future tax liability.

The amount of cash and cash equivalents that were held by the Group’s investees outside of Israel and would have been subject to income taxes if distributed as dividend as of December 31, 2016 and 2017 was $61,993 and $48,628, respectively.

c.	Tax Reform- United States of America

The U.S. Tax Cuts and Jobs Act of 2017 (“TCJA”) was approved by US Congress on December 20, 2017 and signed into law by US President Donald J. Trump on December 22, 2017. This legislation makes complex and significant changes to the U.S. Internal Revenue Code. Such changes include a reduction in the corporate tax rate and limitations on certain corporate deductions and credits, among other changes.

The TCJA reduces the U.S. federal corporate income tax rate from 35% to 21% effective January 1, 2018. In addition, the TCJA makes certain changes to the depreciation rules and implements new limits on the deductibility of certain expenses and deduction.

Except for one US subsidiary which has a share interest in a subsidiary in India, the all other Group’s subsidiaries in the United States do not have any foreign subsidiaries and, therefore, the remaining provisions of the Act have no material impact on the Company’s results of operations.

The Group re-measured its U.S. deferred tax assets and liabilities, based on the rates at which they are expected to reverse in the future.

The SEC staff has issued SAB 118 which will allow the Company to record provisional amounts during a measurement period. The Group has concluded that a reasonable estimate could be developed for the effects of the tax reform. However, due to the short time frame between the enactment of the reform and the year end, its fundamental changes, the accounting complexity, and the expected ongoing guidance and accounting interpretations over the next 12 months, the Group considers the accounting of the deferred tax re-measurement and other items to be incomplete.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:-	Taxes ON INCOME (Cont.)

d.	Net operating loss carried forward:

Formula

Formula stand-alone had cumulative losses for tax purposes as of December 31, 2017 totaling approximately $74,260 (as of December 31, 2016, the amount was $61,960), which can be carried forward and offset against taxable income in the future for an indefinite period.

Matrix

Matrix had cumulative losses for tax purposes as of December 31, 2017 totaling approximately $38,120 (as of December 31, 2016, the amount was $34,890), which can be carried forward and offset against taxable income in the future for an indefinite period.

Magic

As of December 31, 2017, Magic and its subsidiaries had operating loss carry forwards of $19,478 (as of December 31, 2016, the amount was $17,183), which can be carried forward and offset against taxable income in the future for an indefinite period.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions (“annual limitations”) of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Sapiens

As of December 31, 2017, certain subsidiaries of Sapiens had tax loss carry-forwards totaling approximately $35,647 (as of December 31, 2016, the amount was $24,177). Most of these carry-forward tax losses have no expiration date.

Insync

Insync didn’t have cumulative losses for tax purposes as of December 31, 2017 (and also as of December 31, 2016).

Michpal

Michpal didn’t have cumulative losses for tax purposes as of December 31, 2017.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:-	Taxes ON INCOME (Cont.)

Formula and its subsidiaries and its affiliates have cumulative losses for tax purposes as of December 31, 2017 totaling approximately $175,965 (as of December 31, 2016, the amount was $145,870), of which $146,978 was in respect of companies in Israel which can be carried forward and offset against taxable income in the future for an indefinite period (as of December 31, 2016, the amount was $118,997), and approximately $28,987 of which was in respect of companies abroad (as of December 31, 2016, that amount was $26,873).

e.	Income tax assessments:

Formula and its subsidiaries are routinely examined by various taxing authorities. Below is a summary of the income tax assessments of Formula and its subsidiaries:

Formula

Formula has received final tax assessments (or assessments that are deemed final) through the tax year 2012.

Matrix

Matrix and subsidiaries has received final tax assessments (or assessments that are deemed final) through the tax year 2013.

Magic

Magic and its Israeli subsidiaries have received final tax assessments (or assessments that are deemed final) through the year 2012.

Sapiens

Tax assessments filed by part of Sapiens’ Israeli subsidiaries through the year ended December 31, 2012 are considered to be final (or are deemed final).

f.	Deferred tax assets (liabilities), net:

1.	Composition, net:

	December 31,
	2016		2017
Net operating losses carried forward		$6,903	$8,081
Allowances, reserves and intangible assets		(19,108)	(25,015)
Capitalized software costs		(267)	(92)
Differences in measurement basis (cash basis for tax purposes)		(3,330)	(3,701)
Total	$	*) (15,802)	$(20,727)

*)	Adjustment to comparative data (See Note 4(iv)(f)).

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:-	Taxes ON INCOME (Cont.)

2.	Presentation in balance sheets:

	December 31,
	2016	2017
Deferred taxes assets	$15,227	$15,878
Deferred tax liabilities	*) (31,029)	(36,605)
	$(15,802)	$(20,727)

*)	Adjustment to comparative data (See Note 4(iv)(f)).

g.	Income before taxes on income:

	Year ended December 31,
	2015	2016	2017

Domestic (Israel)	$51,735	$51,552	$38,204
Foreign	14,603	25,711	14,607

Total	$66,338	$77,263	$52,811

h.	Taxes on income (tax benefit) consist of the following:

	Year ended December 31,
	2015	2016	2017

Current taxes	$15,350	$20,952	$22,375
Deferred taxes	634	211	(9,004)

Total	$15,984	$21,163	$13,371

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:-	Taxes ON INCOME (Cont.)

i.	Theoretical tax:

The following table presents reconciliation between the theoretical tax expense, assuming that all income was taxed at statutory tax rates, and the actual income tax expense, as recorded in the Company’s statements of income:

	Year ended December 31,
	2015	2016	2017

Income before income taxes, as per the statement of operations	$66,338	$77,263	$52,811

Statutory tax rate in Israel	26.5%	25%	24%

Tax computed at the statutory tax rate	17,579	19,316	12,675

Non-deductible expenses (non-taxable income) net and tax-deductible costs not included in the accounting costs	1,358	978	1,522
Effect of different tax rates	(54)	(1,143)	843
Effect of “Approved, Beneficiary or Preferred Enterprise” status	(2,406)	(1,338)	(252)
Group’s share of profits of companies accounted for at equity	-	(87)	(270)
Deferred taxes on current losses (utilization of carry forward losses) and temporary differences for which a valuation allowance was provided, net	1,676	1,442	4,695
Effect of change in tax rates	-	112	(5,796)
Taxes in respect of prior years	(1,284)	1,718	(227)
Non-refundable withholding tax and tax advances	-	121	178
Other	(885)	44	3

Taxes on income	15,984	$21,163	$13,371

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:-	Taxes ON INCOME (Cont.)

j.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of total unrecognized tax benefits in Formula’s subsidiaries is as follows:

Balance as of January 1, 2015	1,625

Increase due to consolidation in a subsidiary (1)	154
Decrease related to prior years’ tax positions	(326)
Increase related to current year tax positions	1,039

Balance as of December 31, 2015	2,492

Increase due to consolidation in a subsidiary	227
Decrease related to prior years’ tax positions	(286)
Increase related to current year tax positions	847

Balance as of December 31, 2016	3,280

Increase due to consolidation in a subsidiary	66
Decrease related to prior years’ tax positions	(135)
Increase related to current year tax positions	813
Balance as of December 31, 2017	4,024

(1)	The amount initially consolidated as part of the acquisition of subsidiary in 2015 is net of Tax Deducted at Source assets in an amount of $635

The Group recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2015, 2016 and 2017, the amounts recognized, on a consolidated basis, for interest and penalties expenses related to uncertain tax positions were $224, $68 and $82, respectively. In addition, the Group’s consolidated liability for unrecognized tax benefits including accrued interest and penalties related to uncertain tax positions was $490 and $572 at December 31, 2016 and 2017, respectively, which is included within income tax accrual in the Group’s consolidated balance sheets.

The entire balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.

Note 22:-	Supplementary Financial Statement Information

a.	Non-controlling interest in material partially owned subsidiaries:

	December 31,
	2016	2017
Matrix and its subsidiaries	$91,606	$104,750
Sapiens and its subsidiaries	188,470	193,973
Magic and its subsidiaries	107,271	114,925
Other	108	72
	$387,455	$413,720

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 22: -	Supplementary Financial Statement Information (Cont.)

b.	Financial income and expenses:

Composition:

	Year ended December 31,
	2015	2016	2017
Financial expenses:
Business combination	$1,204	$2,602	$765
Bank charges, interest and foreign exchange differences	6,370	6,972	18,619
Interest expenses on short-term and long-term loans	6,830	6,061	7,700
Financial costs related to Debentures	551	1,959	2,832
	14,955	17,594	29,916
Financial income:
Income from marketable securities	1,122	865	138
Interest income from deposits and foreign exchange differences	4,300	5,143	8,611
	5,422	6,008	8,749

Total	$(9,533)	$(11,586)	$(21,167)

c.	Geographical information:

1.	The Company’s property and equipment is located as follows:

	December 31,
	2016	2017

Israel	$20,320	$22,615
United States	3,130	4,369
Europe	1,456	1,412
Japan	401	302
Other	823	1,109

Total	$26,130	$29,807

2.	Revenues:

The Company’s revenues classified by geographic area (based on the location of customers) are as follows:

	Year ended December 31,
	2015	2016	2017
Israel	$570,614	$663,341	$846,298
International:
United States	252,526	283,297	322,892
Europe	112,169	115,444	131,025
Africa	2,529	2,296	24,370
Japan	30,009	38,310	15,763
Other (mainly Asia pacific)	5,347	5,933	14,791
Total	$973,194	$1,108,621	$1,355,139

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 22: -	Supplementary Financial Statement Information (Cont.)

d.	Earnings per share:

The following table presents the computation of basic and diluted net earnings per share for the Company:

	Year ended December 31,
	2015	2016	2017

Numerator:
Net income basic earnings per share - income available to shareholders	$19,842	$22,455	$10,352

Amount for diluted earnings per share - income available to shareholders	$19,528	$23,207	$10,085

Weighted average shares outstanding
Denominator for basic net earnings per share	14,071	14,214	14,437
Effect of dilutive securities	594	1,311	295

Denominator for diluted net earnings per share	14,665	15,525	14,732

Basic net earnings per share	1.41	1.58	0.72

Diluted net earnings per share	1.33	1.49	0.68

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:-	OPERATING SEGMENTS

a.	General:

The Company operates in the software services and proprietary software products and related services through four directly held entities: Matrix, Sapiens, Magic and Insync.

Matrix

Matrix IT Ltd. is Israel’s leading IT services company. Matrix provides software solutions and services, software development projects, outsourcing, integration of software systems and services – all in accordance with its customers’ specific needs. Matrix also provides upgrading and expansion of existing software systems.

Matrix operates through its directly and indirectly held subsidiaries in the following segments: (1) Software solutions and services in Israel (Information Technology – IT); (2) Software solutions and services in the U.S (Information Technology – IT) (3) training and integration; (4) Computer infrastructure and integration solutions; and, (5) Software product marketing and support.

Software solutions and services in Israel:

The software solutions and services in Israel provided by Matrix consist mainly of providing tailored software solutions and upgrading and expanding existing software systems. These services include, among others, developing customized software, adapting software to the customer’s specific needs, implementing software and modifying it based on the customer’s needs, outsourcing, project management, software testing and QA and integrating all or part of the above elements. The scope of work invested in each element varies from one customer to the other. In 2017, activity in Software solutions and value added services in Israel accounted for approximately 61% of Matrix’s revenues for approximately 49% of its operating income.

Software solutions and services in U.S:

Activity in this sector is mainly providing solutions and services of Governance Risk and Compliance (“GRC”) experts, including activities on the following topics: risk management, management and prevention of fraud, Anti-Money Laundering and securing compliance with the regulations on these issues, through Matrix-IFS (formerly Exzac Inc.), a wholly owned subsidiary of Matrix, as well as providing solutions and specialized technological services in areas such as: portals, BI (Business Intelligence) DBA (Data Base Administration), CRM (Customer Relation Management) and EIM (Enterprise Information Management), and in addition, the activity in this segment includes IT help desk services specializing in healthcare and software product distribution services particularly IBM products. The activity in this segment is performed mostly through Matrix IFS and Xtivia Technologies Inc., wholly owned subsidiaries of Matrix. In 2017, activity in the U.S accounted for approximately 11% of Matrix’s revenues and for approximately 21% of its operating income, because of higher operating gross margin in the U.S.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:-	OPERATING SEGMENTS (Cont.)

Training and integration:

Matrix's activities in this segment consist of operating a network of high-tech training and instruction centers which provide application courses, professional training courses and advanced professional studies in the high-tech industry, courses of soft skills and management training and provision of training and implementation of computer systems. In 2017, activity in training and integration accounted for approximately 6% of Matrix’s revenues and for approximately 9% of its operating income

Computer infrastructure and integration solutions:

Matrix’s activities in this segment is primarily providing computer solutions to computer and communications infrastructures, marketing and sale of computers and peripheral equipment to business customers, providing related services, and cloud computing solutions (through the business specializing unit of the Company - Cloud Zone) and a myriad of services regarding Database services and Big data services (through the specialized business unit Data zone). In 2017, activity in Computer infrastructure and integration solutions accounted for approximately 17% of Matrix’s revenues and for approximately 11% of its operating income.

Software product marketing and support:

Matrix’s activities in this segment include marketing, distributing and support for various software products the principal of which are CRM, computer systems management infrastructures, web world content management, database and data warehouse mining, application integration, database and systems, data management and software development tools. In 2017, activity in Software product marketing and support accounted for about 5% of Matrix’s revenues and for approximately 10% of its operating income.

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

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:-	OPERATING SEGMENTS (Cont.)

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

Magic

Magic is a global provider of: (i) proprietary application development and business process integration platforms; (ii) selected packaged vertical software solutions; as well as (iii) a vendor of software services and IT outsourcing software services.

Magic technology is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, its technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. To complement its software products and to increase its traction with customers, Magic also offers a vast portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services, cloud computing for deployment of highly available and massively-scalable applications and API’s and supplemental outsourcing services.

In addition, Magic offers, through certain of its subsidiaries, a variety of proprietary comprehensive packaged software solutions for (i) revenue management and monetization solutions in mobile, wireline, broadband and mobile virtual network operator/enabler, or MVNO/E ("Leap"); (ii) enterprise management systems for both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless electronic data interchange, or EDI communications, dangerous goods, special handling, track and trace, security to billing (“Hermes”); (iii) enterprise human capital management, or HCM, solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making ("HR Pulse"); (iv) comprehensive systems for managing broadcast channels in the area of TV broadcast management through cloud-based on-demand service or on-premise solutions; and (vi) enterprise-wide and fully integrated medical platform (“Clicks”), specializing in the design and management of patient-file oriented software solutions for managed care and large-scale health care providers. This platform allows providers to securely access an individual’s electronic health record at the point of care, and it organizes and proactively delivers information with potentially real time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:-	OPERATING SEGMENTS (Cont.)

Magic solutions are used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, its technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. Its software solutions include application platforms for developing and deploying specialized and high-end large-scale business applications (Magic xpa application platform, formerly branded uniPaaS and Appbuilder), an integration platform that allows the integration and interoperability of diverse solutions, applications and systems in a quick and efficient manner (Magic xpi business and process integration platform, formerly branded iBOLT) and a hybrid integration platform as a service (IPaaS), which enables customers to accelerate digital transformation on the cloud, on-premises or on both (Magic xpc). These solutions enable Magic customers to improve their business performance and return on investment by supporting the affordable and rapid delivery and integration of business applications, systems and databases.

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

Michpal

Michpal, an Israeli registered company, is a developer of proprietary, on-premise payroll software solution for processing traditional payroll stubs to Israeli enterprises and payroll service providers. Michpal also developed several complementary modules such as attendance reporting, which are sold to its customers for additional fees. As of December 31, 2017, Michpal serves approximately 8,000 customers, most of which are long-term customers.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:-	OPERATING SEGMENTS (Cont.)

Consolidated Goodwill in material partially owned subsidiaries:

	December 31,
	2016	2017
Matrix and its subsidiaries	$185,368	$200,440
Sapiens and its subsidiaries	218,992	303,955
Magic and its subsidiaries	91,002	98,189
Michpal	-	14,688
	$495,362	$617,272

b.	Reporting on operating segments:

The Company evaluates the performances of each of its directly held subsidiaries based on operating income/loss. Headquarters and finance expenses of Formula are allocated proportionally among the subsidiaries.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:-	OPERATING SEGMENTS (Cont.)

	Matrix	Sapiens	Magic	Insync	Michpal	Adjustments	Total

Year ended December 31, 2017:
Revenues from external customers	790,946	269,194	256,207	32,943	5,849	-	1,355,139
Inter-segment revenues	3,679	-	1,933	200	-	(5,812)	-
Revenues	794,625	269,194	258,140	33,143	5,849	(5,812)	1,355,139
Unallocated corporate expenses	-	-	-	-	-	(3,380)	(3,380)
Depreciation and amortization	6,865	21,969	13,611	191	1,018	2	43,656
Operating income (loss)	51,307	(768)	23,974	658	1,063	(3,380)	72,854
Financial income (expense) net							(21,167)
Group’s share of profits (losses) of companies accounted for at equity, net							1,124
Taxes on income							(13,371)
Net income							39,440

Year ended December 31, 2016:
Revenues from external customers	660,012	216,190	198,096	34,323	-	-	1,108,621
Inter-segment revenues	2,578	-	3,550	-	-	(6,128)	-
Revenues	662,590	216,190	201,646	34,323	-	(6,128)	1,108,621
Unallocated corporate expenses	-	-	-	-	-	(2,626)	(2,626)
Depreciation and amortization	6,513	14,079	11,608	245	-	73	32,518
Operating income (loss)	46,220	26,326	17,520	1,060	-	(2,626)	88,500
Financial income (expense) net							(11,586)
Group’s share of profits (losses) of companies accounted for at equity, net							349
Taxes on income							(21,163)
Net income							56,100

Year ended December 31, 2015:
Revenues from external customers	583,661	185,123	174,491	29,919	-	-	973,194
Inter-segment revenues	2,921	-	1,539	-	-	(4,460)	-
Revenues	586,582	185,123	176,030	29,919	-	(4,460)	973,194
Unallocated corporate expenses	-	-	-	-	-	(5,200)	(5,200)
Depreciation and amortization	6,144	14,127	9,885	280	-	2	30,438
Operating income (loss)	38,421	22,273	19,946	426	-	(5,200)	75,866
Financial income (expense) net							(9,533)
Group’s share of profits (losses) of companies accounted for at equity, net							5
Taxes on income							(15,984)
Net income							50,354

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 24:-	SUBSEQUENT EVENTS

i.	On January 18, 2018, Matrix acquired 50.1% of the share capital of Alius in the United States for approximately $3,000, plus an additional $3,000 to be paid in two years. Matrix and the Seller have a mutual option to sell and purchase the remaining shares within two years following the completion date of the agreement. Alius provides consulting services in the area of regulatory and compliance in the US financial market.

ii.	In the first quarter of 2018, Sapiens acquired 100% of Adaptik Corporation (“Adaptik”), by a way of merger between Adaptik and one of Sapiens’ subsidiaries in the US. Adaptik is a New Jersey company engaged in the development of software solutions for P&C insurers, including policy administration, rating, billing, customer management, task management and product design

iii.	On January 31, 2018, the Company consummated a private placement to qualified investors in Israel, of an additional, aggregate NIS 150 million par value of Series A Secured Debentures. The aggregate gross proceeds totaled NIS 155,205 (approximately $45.6 million), excluding issuance costs of $225. As a result of the private placement, the total outstanding principal amount of the Series A Secured Debentures increased to approximately NIS 239.5 million (approximately $69.1 million). The terms of the Series A Secured Debentures sold in the private placement are identical in all respects to those of the Series A Secured Debentures sold in the Company’s September 2015 public offering. In accordance with the terms of the indenture related to Series A Secured debentures, Formula pledged additional 1,692,954 shares of Matrix and 3,487,198 shares of Magic.

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Software Japan K. K.

We have audited the accompanying statements of financial position of Magic Software Japan K.K. (the “Company”) as of December 31, 2016 and 2017, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Tokyo, Japan

February 5, 2018
KDA Audit Corporation

