Form 20-F
period 2018-12-31
FORMULA SYSTEMS (1985) LTD
filed 2019-05-15
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Tel: 972 3 5389487, Fax: 972 3 5389645

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares, each	FORTY	NASDAQ Global Select Market
representing one Ordinary Share, NIS 1 par value

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2018, the registrant had 14,750,338 outstanding ordinary shares, NIS 1 par value, of which 154,187 were represented by American Depositary Shares.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

Yes ☐ No ☒

i

INTRODUCTION

This annual report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3 “Key Information— D. Risk Factors.”

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. References to the Israeli CPI refer to the Israeli consumer price index. References herein to the “ADSs” refer to our American Depositary Shares, each of which represents one ordinary share, par value NIS 1.0 per share, of our company.

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we have filed any of these documents as an exhibit to this annual report or to any previous filling with the Securities and Exchange Commission, or the SEC, you may read the document itself for a complete recitation of its terms.

As used in this annual report, references to “we,” “our,” “ours,” “our company,” “our Group” and “us” refer to Formula Systems (1985) Ltd. and its subsidiaries and affiliate company, unless otherwise indicated. References to “Formula” refer to Formula Systems (1985) Ltd. alone. Our operations are currently conducted through our subsidiaries— Matrix IT Ltd., or Matrix, Sapiens International Corporation N.V., or Sapiens, Magic Software Enterprises Ltd., or Magic Software, Michpal Micro Computers (1983) Ltd., or Michpal, and InSync Staffing Solutions, Inc., or InSync— and our affiliated company TSG Advanced IT Systems, Ltd., or TSG, in which we hold a 50% share interest.

All trademarks appearing in this annual report are the property of their respective holders.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following tables present selected consolidated financial data as of the dates and for each of the periods indicated. Except where we have indicated otherwise, we have presented all of the consolidated financial information in this document in accordance with IFRS as issued by the IASB. Historically, we had prepared our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP, for all periods up to and including the year ended December 31, 2015. For the year ended December 31, 2016, we transitioned our reporting to IFRS. In order to comply with requirements of the SEC related to our transition to IFRS, we set the date of transition as January 1, 2015 and retrospectively applied IFRS as of that date and for the year ended December 31, 2015. Accordingly, we have presented herein consolidated statements of financial position data that complies with IFRS applicable as of January 1, 2015, in addition to as of December 31, 2015, 2016, 2017 and 2018. Our consolidated statements of profit or loss data presented herein in accordance with IFRS covers the years ended December 31, 2016, 2017 and 2018, as well as the year ended December 31, 2015 (as adjusted from its prior presentation in accordance with U.S. GAAP).

Pursuant to the transitional relief granted by the SEC in respect of the first-time adoption of IFRS, we have only presented statements of profit or loss data for each fiscal year in the four-year period ended December 31, 2018 in accordance with IFRS. The selected statements of profit or loss data for the years ended December 31, 2016, 2017 and 2018, and the statements of financial position data as of December 31, 2017 and 2018, should be read in conjunction with, and are qualified in their entirety by, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included in this annual report. The selected statements of profit or loss data for the year ended December 31, 2015, and the statements of financial position data as of January 1, 2015, and as of December 31, 2015 and 2016, have been derived from our previously filed audited consolidated financial statements, which are not included in this annual report. Our historical results set forth herein are not necessarily indicative of our future results.

Consolidated Statements of Profit or Loss Data

	Year ended December 31,
	2015	2016	2017	2018
	U.S. dollars in thousands (except per share data)

Revenues	973,194	1,108,621	1,355,139	1,492,988
Cost of revenues	741,270	849,840	1,058,316	1,159,676

Gross profit	231,924	258,781	296,823	333,312
Research and development expenses, net	15,123	22,328	39,853	41,223
Selling, marketing, general and administrative expenses	140,935	147,953	184,164	182,472

Operating income	75,866	88,500	72,806	109,617
Financial expenses	(14,955)	(17,594)	(29,870)	(15,852)
Financial income	5,422	6,008	8,751	7,562

Pre-tax income before share of profits of companies accounted for at equity, net	66,333	76,914	51,687	101,327
Taxes on income	15,984	21,163	13,371	24,301
Share of profits of companies accounted for at equity, net	5	349	1,124	369

Net income	50,354	56,100	39,440	77,395
Attributable to:
Equity holders of the Company	19,829	22,445	10,352	32,365
Non-controlling interests	30,525	33,655	29,088	45,030

	50,354	56,100	39,440	77,395

Earnings per share (basic)	1.41	1.58	0.72	2.20
Earnings per share (diluted)	1.35	1.49	0.68	2.14

Number of shares used in computing earnings per share (basic)	14,071,210	14,213,719	14,436,763	14,740,462
Number of shares used in computing earnings per share (diluted)	14,665,365	15,525,261	14,731,603	15,571,838

Consolidated Statements of Financial Position Data:

	January 1,	December 31,
	2015	2015	2016	2017	2018
		(U.S. Dollars in thousands)
Total current assets	486,643	588,984	633,659	694,801	781,033

Total long-term assets	62,922	58,728	70,925	57,774	63,045

PROPERTY, PLANTS AND EQUIPMENT, NET	22,111	22,003	26,130	29,807	29,182

INTANGIBLE ASSETS AND GOODWILL, NET	534,219	545,677	623,808	781,255	790,901

TOTAL ASSETS	1,105,895	1,215,392	1,354,522	1,563,637	1,664,161

Total current liabilities	256,340	290,793	359,038	432,947	525,713

Total long-term liabilities	157,255	219,320	271,642	357,768	333,051

Total equity	692,300	705,279	723,842	772,922	805,397

TOTAL LIABILITIES AND EQUITY	1,105,895	1,215,392	1,354,522	1,563,637	1,664,161

Dividends

In December 2018, Formula declared a cash dividend to its shareholders of $0.34 per share, which was paid in January 2019. The aggregate amount distributed by Formula was approximately $5.0 million.

In May 2018, Formula declared a cash dividend to its shareholders of $0.34 per share, which was paid in June 2018. The aggregate amount distributed by Formula was approximately $5.0 million.

In September 2017, Formula declared a cash dividend to its shareholders of $0.34 per share, which was paid in November 2017. The aggregate amount distributed by Formula was approximately $5.0 million.

In December 2016, Formula declared a cash dividend to its shareholders of $0.48 per share, which was paid in January 2017. The aggregate amount distributed by Formula was approximately $7.1 million.

In June 2016, Formula declared a cash dividend to its shareholders of $0.34 per share, which was paid in July 2016. The aggregate amount distributed by Formula was approximately $5.0 million.

In January 2016, Formula declared a cash dividend to its shareholders of $0.34 per share, which was paid in February 2016. The aggregate amount distributed by Formula was approximately $5.0 million.

In June 2015, Formula declared a cash dividend to its shareholders of $0.34 per share, which was paid in August 2015. The aggregate amount distributed by Formula was approximately $5.0 million.

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

Unfavorable national or global economic conditions could adversely affect our business, operating results and financial condition.

During periods of slowing economic activity our customers may reduce their demand for our products, technology and software services, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. Economies throughout the world currently face a number of challenges, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. Notwithstanding the improved economic conditions in some of our markets, many companies are still cutting back expenditures or delaying plans to add additional personnel or systems. Any worsening of global economic conditions could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral. Any of these events would likely harm our business, operating results and financial condition.

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

The U.S. Tax Cuts and Jobs Act of 2017, or the U.S. Tax Act, enacted in December 2017, introduced significant changes to the U.S. Internal Revenue Code. The primary impact of the U.S. Tax Act on us was a reduction of our effective tax rate in the U.S. The expected impact of the U.S. Tax Act may differ from the tax expense that we actually incur, due to, among other things, possible changes in the interpretations and assumptions made by us as a result of additional information, additional guidance that may be issued by the U.S. Department of Treasury, the Internal Revenue Service, or IRS, or other standard-setting bodies. There may be additional tax effects of the U.S. Tax Act that may impact our future financial statements once additional laws, regulations, and/or guidance are enacted or issued (as applicable), which we will account for at that time.

If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets, remain uncertain (where applicable) or weaken, our business, operating results and financial condition may be adversely affected.

Our development cycles are lengthy, we may not have the resources available to complete development of new, enhanced or modified, solutions and we may incur significant expenses before we generate revenues, if any, from our solutions.

Because certain of our solutions are complex and require rigorous testing, development cycles can be lengthy, taking us up to two years to develop and introduce new, enhanced or modified solutions. Moreover, development projects can be technically challenging and expensive. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. We may also not have sufficient funds or other resources to make the required investments in product development. Furthermore, we may invest substantial resources in the development of solutions that do not achieve market acceptance or commercial success. Even where we succeed in our sales efforts and obtain new orders from customers, the complexity involved in delivering our solutions to such customers makes it more difficult for us to consummate delivery in a timely manner and to recognize revenue and maximize profitability. Failure to deliver our solutions in a timely manner could result in order cancellations, damage our reputations and require us to indemnify our customers. Any of these risks relating to our lengthy and expensive development cycle could have a material adverse effect on our business, financial conditions and results of operations.

Our sales cycle is variable, depends upon many factors outside our control, and could cause us to expend significant time and resources prior to earning associated revenues.

The typical sales cycle for certain of our solutions and services is lengthy and unpredictable, requires pre-purchase evaluation by a significant number of persons in our customers’ organizations, and often involves a significant operational decision by our customers. Our sales efforts involve educating our customers and industry analysts and consultants about the use and benefits of our solutions, including the technical capabilities of our solutions and the efficiencies achievable by organizations deploying our solutions. Customers typically undertake a significant evaluation process, which frequently involves not only our solutions, but also those of our competitors and can result in a lengthy sales cycle. Our sales cycle for new customers is typically one year to two years and can extend even longer in some cases. We spend substantial time, effort and money in our sales efforts without any assurance that such efforts will produce any sales.

Investment in highly skilled research and development and customer support personnel is critical to our ability to develop and enhance our solutions and support our customers, but an increase in such investment may reduce our profitability.

As a provider of software solutions that rely upon technological advancements, we rely heavily on our research and development activities to remain competitive. We consequently depend in large part on the ability to attract, train, motivate and retain highly skilled information technology professionals for our research and development team, particularly individuals with knowledge and experience in the insurance industry. Because our software solutions are highly complex and are generally used by our customers to perform critical business functions, we also depend heavily on other skilled technology professionals to provide ongoing support to our customers. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified research and development personnel and other technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. Even if we succeed in retaining the necessary skilled personnel in our research and development and customer support efforts, our investments in our personnel and product development efforts increase our costs of operations and thereby reduce our profitability, unless accompanied by increased revenues. Given the highly competitive industry in which we operate, we may not succeed in increasing our revenues in line with our increasing investments in our personnel and research and development efforts.

Furthermore, as we seek to expand the marketing and offering of our products and services into new territories, it requires the retention of new, additional skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to generate in those territories, or may not be available at all. In particular, wage costs in lower-cost markets where we have recently added personnel, such as India, are increasing and we may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. The transition of projects to new locations may also lead to business disruptions due to differing levels of employee knowledge and organizational and leadership skills. Although we have never experienced an organized labor dispute, strike or work stoppage, any such occurrence, including in connection with unionization efforts, could disrupt our business and operations and harm our financial condition.

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

Both Matrix’s and Magic Software’s principal domestic competitors in the Israeli market are Israeli IT services companies and systems integrators, the largest of which are IBM Israel, HP Israel, Hilan Ltd., Malam-Team, One-1, Taldor Computer Systems, Tefen, Aman, the Elad Group, Yael, SQLink, Emet, LogOn and HMS. In addition, in recent years, large accounting and advisory firms such as Deloitte and E&Y have expanded their service portfolio to include managed services and consulting in the fields of BI, Cybersecurity, ERP and CRM, which we see as direct competition, especially as they already have a deep understanding of the relevant client’s business because of the accounting and auditing services they provide to it, and because they already have earned the trust of the client, which is an essential part of providing any services to a client. This international trend is as evident in Israel as it is in all major markets around the world. Matrix’s competitors in the United States market include many companies that provide similar services to those offered by Matrix, as well as providers of offshore services, which charge low rates. In some cases, Matrix competes with IBM, Accenture and the large accounting and advisory firms. Matrix’s international competitors in the Israeli market include Microsoft, IBM, HP, Oracle and CA. These international competitors often use local subcontractors to provide personnel for contracts performed in Israel. Most of these international entities are also business partners of Matrix. Competitors with respect to infrastructure solutions include HP, Lenovo and Dell. With respect to cloud services, competitors include All Cloud, DoIT, Google, Microsoft and Amazon Web Services. Matrix’s competitors with respect to training are the training centers of the Technion, IITC, HackerU, Ness Technologies, SQLink and Sela.

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

With respect to Magic Software’s application development solutions, Magic Software competes in the application platform, SOA architecture and enterprise mobility markets. Among its current competitors are Kony, IBM, Microsoft, Adobe, Oracle, SAP Sybase, OutSystems and Pegasystems. With respect to Magic Software’s integration solutions, Magic Software competes in the integration platform market. Among its current competitors are IBM, Informatica, TIBCO, Scribe Software, MuleSoft, Jitterbit, Talend and Software AG.

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

Examples of Sapiens’ primary competitors are:

●	Global software providers with their own IP;

●	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry;

●	BPO providers who offer end-to-end outsourcing of insurance carriers business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase Sapiens’ solutions for this purpose);

●	Internal IT departments, who often prefer to develop solutions in-house; and

●	New insuretech companies with niche solutions.

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

We recently began preparing our consolidated financial statements in accordance with IFRS as issued by the IASB and, as a result, some of our financial data is not easily comparable from period to period.

On January 1, 2016, we began preparing our consolidated financial statements in accordance with IFRS as issued by the IASB. Prior to the year ended December 31, 2016, we prepared our consolidated financial statements only in accordance with U.S. GAAP. Therefore, our financial data as of and for all years through the year ended December 31, 2015, which was presented in our annual reports on Form 20-F covering all years through the year ended December 31, 2015, was derived from our annual audited consolidated financial statements that were prepared in accordance with U.S. GAAP. As part of our transition to IFRS, we set the date of transition as January 1, 2015 and retrospectively applied IFRS as of that date and for the year ended December 31, 2015 as well. Because IFRS differs in certain significant respects from U.S. GAAP, in particular with respect to the results of our subsidiaries, all of which are consolidated with our results under IFRS, the U.S. GAAP financial information for years prior to 2015 is not directly comparable to our IFRS financial information (commencing with information for year 2015) presented in this annual report. The lack of comparability of our financial data may make it difficult to gain a full and accurate understanding of our operations and financial condition in periods prior to 2015.

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

Certain of our subsidiaries depend heavily on repeat product and service revenues from their base of existing customers. For example, five of Sapiens’ customers accounted for, in the aggregate, 22% and 20.7% of its revenues in the years ended December 31, 2017 and 2018, respectively. Five of Magic’s customers accounted for, in the aggregate, 27% of its revenues in each of the years ended December 31, 2017 and 2018.

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

Our business is characterized by relatively large, complex projects or engagements that can have a significant impact on our total revenue and cost of revenue from quarter to quarter. A high percentage of our expenses, particularly employee compensation, are relatively fixed. Therefore, variations in the timing of the initiation, estimate of scope of work, progress or completion of projects or engagements can cause significant variations in operating results from quarter to quarter.

This is particularly the case for fixed-price contracts, where our delivery requirements sometimes span more than one year. For a highly complex, fixed-price project that requires customization, we may not be able to accurately estimate our actual costs of completing the project. We are often dependent on the assistance of third-parties (such as our customers’ vendors or IT employees, or our system integrator partners) in implementing such a project, which may not be provided in a timely manner. If our actual cost-to-completion of such a project significantly exceeds the estimated costs, we could experience a loss on the related contract, which (when multiplied by multiple projects) could have a material adverse effect on our results of operations, financial position and cash flow.

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

As an example, in 2017 Sapiens was involved in a dispute with a significant customer (which accounted for approximately 12% of Sapiens’ revenues in 2016) under a software development project agreement, which agreement provided for the customizing, enhancement and implementation of a new product. The customer alleged that Sapiens had materially breached its agreement with the customer. After carefully examining the customer’s allegations, Sapiens informed the customer that it had not materially breached any of its obligations under the agreement and that the customer had itself materially breached the agreement. Work on the project was cancelled due to the dispute. While Sapiens eventually entered into a settlement agreement with the customer, that settlement resulted in the termination of the software development project agreement, which resulted in a reduction in Sapiens’ revenues and operating profit relative to its prior estimates for 2017. Similar such disputes with other significant customers in the future, whether due to our failure to meet upfront estimates or customer expectations, or even absent such failures on our part, could harm our reputation, thereby adversely affecting our ability to attract new customers and to sell additional solutions and services to existing customers.

As a further example, in 2018, a South African customer of Sapiens changed the scope of an ongoing project significantly, which resulted in a decrease in the revenues realized from that customer during 2018. The project, as originally planned, will not continue. That decrease in revenues adversely impacted Sapiens’ revenues in 2018.

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

In particular, our European activities are subject to the new European Union General Data Protection Regulation, or GDPR, which has created additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR became enforceable on May 25, 2018 and non-compliance may expose entities such as our company to significant fines or other regulatory claims. While we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with these new standards, to the extent that we fail to adequately comply, that failure could have an adverse effect on our business, financial conditions, results of operations and cash flows.

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

As described above, it is a significant part of our Group’s strategy to pursue acquisitions of, and investments in, companies offering products, technologies and services in order to expand our product offerings or services or otherwise enhance our market position and strategic strengths. In the past three years we made a number of acquisitions, including each of the acquisitions described below in “Item 4. Information on the Company— A. History and Development of the Company-- Capital Expenditures and Divestitures.”

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

We may furthermore need to raise capital in connection with any such acquisition or investment, which we would likely seek via public or private equity or debt offerings. For example, we issued $58.3 million (net of issuance expenses) of secured debentures, or Series A Secured Debentures, and convertible debentures, or Series B Convertible Debentures as part of a public offering in Israel in September 2015, an additional $44.1 million of Series A Secured Debentures via a private placement.in Israel in January 2018, and $82.3 million of Series C Secured Debentures via a public offering in Israel in March 2019. In July 2018, Magic Software consummated a private placement in which it received net proceeds of $34.6 million. Furthermore, in September 2017, Sapiens issued NIS 280 million (approximately $78.2 million, net of $0.96 million of debt discount and issuance costs) principal amount of Series B unsecured, non-convertible debentures, in a public offering and private placement in Israel. Proceeds of such offering were utilized to repay the entire outstanding loan amount (including accrued interest) under a credit agreement that had been entered into in connection with Sapiens’ acquisition of StoneRiver. The issuance of equity securities pursuant to any such financing could be dilutive to our existing shareholders. The issuance of equity securities by any of our investees pursuant to any such financing could be dilutive to our existing interest in these investees. If we raise funds through debt offerings, we may be pressured in serving such debt. If we use cash or debt financing, our financial liquidity will be reduced, the holders of our debt may have claims on our assets ahead of holders of our ordinary shares and our business operations may be restricted by the terms of any debt. Our ability to raise capital in this manner also depends upon market and other conditions, many of which are beyond our control. Due to unfavorable conditions, we could be required to seek alternative financing methods, such as bank financings, which involve borrowing money on terms that are not favorable to us. Difficulties in raising equity capital or obtaining debt financing on favorable terms, or the unavailability of financing, including bank borrowings, may hinder our ability to implement our strategy for selective acquisitions and investments.

If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

We have experienced rapid growth during the last five years, through acquisitions and organic growth. The number of our employees (including our affiliated company TSG) increased over the last five years from approximately 8,758 as of December 31, 2013 to approximately 15,101 as of December 31, 2018, and may increase further as we aim to further expand our businesses. This increase may significantly strain our management and other operational and financial resources. In particular, continued headcount growth increases the integration challenges involved in:

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

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet was $623.8 million, $781.3 million and $791.7 million as of December 31, 2016, 2017 and 2018, respectively, as a result of our acquisitions, and may increase further following future acquisitions. Impairment testing under IFRS may lead to further impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

During the years ended December 31, 2017 and 2018, no impairment was required for any of our cash generating units and no impairment losses were identified for these intangible assets and software products.

Our and our investees’ credit facility agreements with banks and other financial institutions, and our and our investees’ debentures, are subject to a number of restrictive covenants which, if breached, could result in acceleration of our obligation to repay our debt.

In the context of our and our subsidiaries’ and affiliate’s engagements with banks and other financial institutions for receiving various credit facilities and under the terms governing our Series A Secured Debentures and Series C Secured Debentures, and Sapiens’ non-convertible debentures, we have undertaken to comply with a number of conditions and limitations on the manner in which we can operate our business. These include limitations on our ability to undergo a change of control, distribute dividends, incur debt or a floating charge on our assets, or undergo an asset sale or other change that results in a fundamental change in our operations. These credit facilities, agreements and deed of trusts that we have entered into with the trustees for the holders of each of our debentures also require us to comply with certain financial covenants. Those covenants include maintenance of certain financial ratios related to shareholders’ equity, total rate of debt and liabilities, minimum outstanding balance of total cash and short-term investments, and operating results that are customary for companies of comparable size, and maintenance of a minimum rating level for the debentures. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us and, by extension, to our shareholders. The deeds of trust of each of our debentures furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that our debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of any of our debentures (below BBB-) would constitute an event of default that could result in the acceleration of our obligation to repay the debentures, which accelerated repayment may be difficult for us to effect. In addition, we have secured a credit facility and our Series A Secured Debentures and Series C Secured Debentures with certain of the shares of Formula’s publicly held subsidiaries Matrix, Sapiens and Magic Software, and affiliate TSG. A breach of the restrictive covenants could result in the acceleration of our obligations to repay our or our subsidiaries’ debt.

Marketing our products and services in international markets may require increased expenses and greater exposure to risks that we may not be able to successfully address.

We intend to continue to focus our efforts on selling proprietary and nonproprietary software solutions and services in international markets and to devote significant resources to these efforts to expand our international operations as part of our growth strategy. If we are unable to continue achieving market acceptance for our solutions or continue to successfully penetrate international markets, our business will be harmed. In 2017 and 2018, we received approximately 38% and 40% of our consolidated revenues, respectively, from customers located outside of Israel (including but not limited to the United States, Europe, Japan, Asia-Pacific, India and South Africa). The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources which could adversely affect our business.

Our current international operations and our plans to further expand our international operations subjects us to many risks inherent to international business activities, including:

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

The quality of our solutions, including new, modified or enhanced versions thereof, is critical to our success. Since our software solutions are complex, they may contain errors that cannot be detected at any point in their testing phase. While we continually test our solutions for errors or defects and work with customers to identify and correct them, errors in our technology may be found in the future. Testing for errors or defects is complicated because it is difficult to simulate the breadth of operating systems, user applications and computing environments that our customers use, and our solutions themselves are increasingly complex. Errors or defects in our technology have resulted in terminated work orders and could result in delayed or lost revenue, diversion of development resources and increased services, termination of work orders, damage to our brand and warranty and insurance costs in the future. In addition, time-consuming implementations may also increase the number of services personnel we must allocate to each customer, thereby increasing our costs and adversely affecting our business, results of operations and financial condition.

In addition, since our customers rely on our solutions to operate, monitor and improve the performance of their business processes, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software. As a result, we may be subject to claims for damages related to software errors in the future. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Regardless of whether we prevail, diversion of key employees’ time and attention from our business, the incurrence of substantial expenses and potential damage to our reputation might result. While the terms of our sales contracts typically limit our exposure to potential liability claims and we carry errors and omissions insurance against such claims, there can be no assurance that such insurance will continue to be available on acceptable terms, if at all, or that such insurance will provide us with adequate protection against any such claims. A significant liability claim against us could have a material adverse effect on our business, results of operations and financial position.

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

Please see the risk factor titled “If our customers terminate contracted projects…” above for two examples of modifications or cancellations of projects by customers of Sapiens within the last two years that have had an adverse impact on Sapiens’ results of operations.

Incorrect or improper use of our products or our failure to properly train customers on how to implement or utilize our products could result in customer dissatisfaction and negatively affect our business, results of operations, financial condition and growth prospects.

Certain of our software solutions are complex and are deployed in a wide variety of network environments. The proper use of our solutions requires training of the customer. If our solutions are not used correctly or as intended, inadequate performance may result. Additionally, our customers or third-party partners may incorrectly implement or use our solutions. Our solutions may also be intentionally misused or abused by customers or their employees or third parties who are able to access or use our solutions. Similarly, our solutions are sometimes installed or maintained by customers or third parties with smaller or less qualified IT departments, potentially resulting in sub-optimal installation and, consequently, performance that is less than the level anticipated by the customer. Because our customers rely on our software, services and maintenance support to manage a wide range of operations, the incorrect or improper use of our solutions, our failure to properly train customers on how to efficiently and effectively use our solutions, or our failure to properly provide implementation or maintenance services to our customers has resulted in terminated work orders and may result in termination of work orders, negative publicity or legal claims against us in the future. Also, as we continue to expand our customer base, any failure by us to properly provide these services will likely result in lost opportunities for follow-on sales of our software and services.

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

For example, five customers of Sapiens (together with its subsidiaries) accounted for, in the aggregate, 22% and 20.7% of Sapiens’ consolidated revenues in 2017 and 2018, respectively (or 4.4% and 4.0% of our consolidated revenues in thos respective years). In addition, Magic Software’s (together with its subsidiaries) five largest customers accounted for, in the aggregate, 27% of its revenues in each of 2017 and 2018 (or 5.1% of our consolidated revenues in each of those years). One of Magic’s five largest customers accounted for 13% of its revenues in each of 2017 and 2018 (or 2.5% of our consolidated revenues in each of those years). One significant customer of TSG accounted for approximately 40% and 37% of its revenues in 2017 and 2018, respectively (or 2.0% and 1.7% of our consolidated revenues in those respective years). One significant customer of InSync accounted for approximately 28% and 25.3% of its revenues in 2017 and 2018, respectively (or 0.7% and 0.6% of our consolidated revenues in those respective years).

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

Except for our joint control in TSG, we currently have effective control under IFRS 10 in each of our other investees, despite the lack of absolute majority of voting power in each of Magic Software, Matrix and Sapiens. As a result of our effective control in these investees as of December 31, 2018, we consolidated their financial results with ours throughout the period covered by the financial statements included in Item 18 of this annual report. Prior to our transition to reporting under IFRS, we would consolidate investees in which we held an equity interest only if we held a controlling interest in those companies. Under IFRS 10, we may consolidate entities in which we have effective control. For further information, please see Note 2(3) to our consolidated financial statements included in Item 18 of this annual report.

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

In the deed of trust that our subsidiary Sapiens has entered into with the trustee for the holders of its Series B Debentures, or the debentures, which it offered and sold in an Israeli public offering and Israeli private placement in September 2017, Sapiens has undertaken to maintain a number of conditions and limitations on the manner in which it can operate its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on its assets, or undergo an asset sale or other change that results in a fundamental change in its operations. The deed of trust also requires Sapiens to comply with certain financial covenants, including maintenance of a minimum shareholders’ equity level and a maximum ratio of financial indebtedness to shareholders’ equity, at levels that are customary for companies of comparable size. These limitations and covenants may force Sapiens to pursue less than optimal business strategies or forego business arrangements that could otherwise be financially advantageous to Sapiens and, by extension, to us and our shareholders. The deed of trust furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that Sapiens’ debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of the debentures (below BBB-) would constitute an event of default that could result in the acceleration of Sapiens’ obligation to repay the debentures, of which there is NIS 280 million (approximately US $79.14 million) principal amount outstanding, which accelerated repayment may be difficult for Sapiens to effect.

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

The high and low closing market price of our ordinary shares traded on the Tel Aviv Stock Exchange, or the TASE, under the symbol “FORTY,” and the high and low closing market price of our ADSs traded on the NASDAQ Global Select Market under the symbol “FORTY,” during each of the last five years, are summarized in the table below:

	NASDAQ		Tel Aviv Stock Exchange*
	In USD$		In NIS		In USD$
Year	High	Low	High	Low	High	Low
2018	44.95	32.57	156.40	117.70	43.65	33.72
2017	44.20	35.52	162.10	128.00	42.07	35.49
2016	42.17	23.55	162.70	93.79	42.18	23.61
2015	35.00	20.52	135.20	82.36	35.31	20.98
2014	33.79	21.02	114.10	83.70	32.83	21.52

*	The U.S. dollar price of our ordinary shares on the Tel Aviv Stock Exchange was determined by dividing the closing price of an ordinary share in NIS on the relevant date by the representative exchange rate of the NIS against the U.S. dollar as reported by the Bank of Israel on the same date.

The market price of our ordinary shares and ADSs may fluctuate substantially due to a variety of factors, including:

●	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;

●	industry trends and changes;

●	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

●	public announcements concerning us or our competitors;

●	results of integrating investments and acquisitions;

●	the introduction or market acceptance of new service offerings by us or our competitors;

●	changes in product pricing policies by us or our competitors;

●	public announcements concerning distribution of dividends and payment of dividends;

●	the public’s response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission and the Israeli Securities Authority;

●	changes in accounting principles;

●	sales of our shares by existing shareholders;

●	the loss of any of our key personnel;

●	other events or factors in any of the markets in which we operate, including those resulting from war, incidents of terrorism, natural disasters or responses to such events; and

●	general trends of the stock markets.

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

Asseco Poland S.A., or Asseco, our largest shareholder, currently owns approximately 25.35% of our outstanding share capital (compared to 26.3% as of December 31,2018) and is furthermore party to a shareholders’ agreement with our Chief Executive Officer, under which agreement Asseco has been granted an irrecoverable proxy to vote 1,971,973 of our ordinary shares owned by our Chief Executive Officer. As a result, Asseco has effective voting power over an aggregate of 38.25% (compared to 39.7% as of December 31, 2018) of our outstanding ordinary shares (which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares). Therefore, Asseco can significantly influence the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This voting power may have the effect of delaying or preventing a change in control which may otherwise be favorable to our minority shareholders. In addition, potential conflicts of interest may arise in the event that we or any of our investees enters into any agreements or transactions with affiliates of Asseco. Although Israeli law imposes certain procedures (including the requirement to obtain shareholder approval, which in certain cases includes a “majority of the minority”) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

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

We are incorporated under the laws of, and our headquarters and principal research and development facilities are located in, the State of Israel, and approximately 62% and 60% of our consolidated revenues in 2017 and 2018, respectively, were generated from the Israeli market. As a result, we are directly influenced by the political, economic and military conditions affecting Israel. In addition, several countries still restrict business with Israel and with companies doing business in Israel. These political, economic and military conditions in Israel, and business restrictions, could have a material adverse effect on our business, financial condition, results of operations and future growth.

Conflicts in North Africa and the Middle East, including in Egypt and Syria, which border Israel, have resulted in continued political uncertainty and violence in the region. Efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years during which Hamas, a terrorist group that controls the Gaza Strip, has attacked Israel with rockets. In addition, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program. Such instability may affect the economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect our business, financial condition and results of operations in the future.

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

The U.S. Tax Act introduced significant changes to the U.S. Internal Revenue Code. The U.S. Tax Act requires complex computations to be performed that were not previously required under U.S. tax law, significant judgments to be made in interpretation of its provisions, significant estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced. The primary impact of the Tax Act on us was a reduction of our effective tax rate in the U.S. The expected impact of the U.S. Tax Act may differ from the tax expense that we actually incur, due to, among other things, possible changes in the interpretations and assumptions made by us as a result of additional information, additional guidance that may be issued by the U.S. Department of Treasury, the IRS or other standard-setting bodies. There may be additional tax effects of the U.S. Tax Act that may impact our future financial statements once additional laws, regulations, and/or guidance are enacted or issued (as applicable), which we will account for at that time.

The base erosion and profit shifting, or BEPS, project undertaken by the Organization for Economic Cooperation and Development, or OECD, may have adverse consequences for our tax liabilities. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, when adopted by individual countries, could adversely affect our provision for income taxes. Countries have only recently begun to translate the BEPS recommendations into specific national tax laws, and it remains difficult to predict the magnitude of the effect of such new rules on our financial results.

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

In recent years, certain of our subsidiaries that have been granted such benefit tax status have notified the Israel Tax Authority that they apply the new tax Preferred Enterprise, or PFE, regime under the Investment Law instead of our AE and BE. Accordingly, these subsidiaries are eligible for certain tax benefits provided to PFEs under the Investment Law. Beginning in 2017, part of our taxable income in Israel is eligible for benefits under Amendment 73 to the Investment Law (as described in Item 5 below). If we do not meet the conditions stipulated in the Investment Law and the regulations promulgated thereunder, as amended, for the Preferred Tax Enterprise, or PTE, any of the associated tax benefits may be cancelled and we would be required to repay the amount of such benefits, in whole or in part, including interest and CPI linkage (or other monetary penalties). Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates, which would harm our financial condition and results of operation. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.

In the event of distribution of dividends from said tax-exempt income, the amount distributed will be subject to corporate tax at the rate that would have otherwise been applicable on the AE/BE’s income.

Fluctuations in foreign currency values may affect our business and results of operations.

Due to our extensive operations and sales in Israel, most of our revenues and expenses from our IT services are denominated in NIS. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars in accordance with IFRS. Therefore, we are exposed to the risk that a devaluation of the NIS relative to the dollar will reduce our revenue growth rate in dollar terms. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently denominated in other currencies, particularly the Euro, Japanese Yen, British Pound, India Rupee, or INR, and Polish Zloty, or PLN, while a substantial portion of our expenses relating to the proprietary software products and related services, principally salaries and related personnel expenses, is denominated in NIS. As a result, the depreciation of the Euro, Japanese Yen, British Pound, INR and PLN relative to the U.S. dollar reduces our dollar recorded revenues from sales of our proprietary software products and related services that are denominated in those currencies and thereby harms our results of operations. In addition, the appreciation of the NIS relative to the dollar increases the dollar recorded value of expenses that we incur in NIS in respect of such proprietary software products sales, and, therefore, could adversely affect our results of operations and harm our competitive position in the markets. The appreciation of the NIS in relation to the dollar amounted to 9.8% in 2017, whereas in 2018, the dollar appreciated by 8.1% relative to the NIS (in each case, based on the change in the exchange rate reported by the Bank of Israel from the start to the conclusion of that year). Inflation in Israel further increases the dollar cost of our NIS-based operating expenses and adversely impact the profits that we realize from our proprietary software products sales. There was minimal inflation during the years ended December 31, 2017 and 2018, as the NIS was subject to inflation of 0.24% and 0.88% during those respective years (in each case, relative to the previous year).

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

We may have difficulty protecting our interests as a shareholder of Sapiens, which is now a Cayman Islands company.

Following the completion of the migration of its legal jurisdiction to the Cayman Islands in August 2018, Sapiens’ corporate affairs are governed by its memorandum of association, or the Memorandum, its articles of association, or the Articles, the Companies Law (2016 Revision) of the Cayman Islands, or the Cayman Companies Law, and the common law of the Cayman Islands. Our rights as a shareholder of Sapiens are not as clearly established under statutes or judicial precedent in the Cayman Islands as in jurisdictions in the United States. Therefore, we may have more difficulty in protecting our interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less developed nature of Cayman Islands law in this area.

As part of Sapiens’ completion of the migration, it has received (i) a ruling that the migration will not constitute a taxable event to its shareholders under Israeli tax law (being the jurisdiction of our residency for tax purposes) and (ii) approval that the migration will not constitute a taxable event for its shareholders under Curacao tax law. Copies of Sapiens’ Memorandum and Articles, which serve as exhibits to its 2018 annual report, were annexed as Appendix A to the proxy statement for Sapiens’ 2017 annual general meeting of shareholders, which was appended as Exhibit 99.1 to Sapiens’ Report of Foreign Private Issuer on Form 6-K furnished to the SEC on October 26, 2017. A table comparing certain Curacao law provisions to Cayman Islands law provisions was annexed as Appendix B to that same proxy statement.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2018. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2019, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—U.S. Federal Income Tax Considerations” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

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

ITEM 4. INFORMATION ON THE COMPANY

A.  History and Development of the Company

Both our legal name and our commercial name is Formula Systems (1985) Ltd. We were incorporated in Israel on April 2, 1985. We maintain our principal executive offices at 5 Haplada Street, Or Yehuda 6021805, Israel and our telephone number is 011-972-3-5389487. Our agent in the United States is Corporation Service Company and its address is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. In 1991, we completed the initial public offering of our ordinary shares on the TASE. In October 1997, we completed the listing of our ADSs on the NASDAQ Global Market. Since January 3, 2011, our ADSs have been listed on the NASDAQ Global Select Market.

Since our inception, we have acquired effective controlling interests, and have invested, in companies which are engaged in the IT solutions and services business. We, together with our investees, are known as the Formula Group.

In November 2010, Emblaze Ltd., our former controlling shareholder, sold its controlling stake in us to Asseco Poland SA, or Asseco, a Polish IT company listed on the Warsaw Stock Exchange. Asseco currently has voting power over an aggregate of 38.25% of our outstanding ordinary shares (which includes 1,971,973 shares held by our Chief Executive Officer for which it has been granted an irrecoverable proxy to vote under a shareholders’ agreement by and between Asseco and our Chief Executive Officer, and excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares). Please see “Item 7. Major Shareholders and Related Party Transactions— A. Major Shareholders— Recent Significant Changes in Holdings of Major Shareholders” for more details concerning Asseco’s holdings in our company.

We have adopted a strategy of seeking to create positive economic impact and long-term value for our investors and the companies we invest in. We believe that this strategy provides us with capital to support the growth of our interest in our remaining subsidiaries, as well as provide us the opportunity to pursue new acquisitions of, and investments in, other businesses, particularly businesses offering products, technologies and services that are complementary to ours and are suitable for integration into our business, thereby increasing value for our shareholders (and ADS holders). We expect to continue to develop and enhance the products, services and solutions of our investees, and to continue to pursue additional acquisitions of, or investments in, companies that provide IT services and proprietary software solutions.

Capital Expenditures and Divestitures

Our principal investment and divestiture activities since the start of our 2016 fiscal year are described below. For additional information concerning our related financing activities since the start of our 2016 fiscal year, see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Sources of Financing.”

Changes in our percentage ownership of Sapiens. As of January 1, 2016, our percentage interest in Sapiens was 49.1%. During the last three years, mainly due to exercises of options by employees of Sapiens, our direct interest in Sapiens’ outstanding common shares was diluted to 48.9% as of December 31, 2016 and 48.1% as of each of December 31, 2017 and 2018. Our interest in Sapiens’ common shares currently remains 48.1%. Pursuant to our acquisitions of Sapiens common shares, we invested an aggregate of $0.8 million in 2018 (there were no such purchases in 2016 or 2017). The sources of such funds have been our working capital and loans from financial institutions.

Changes in our percentage ownership of Magic Software. We purchased additional ordinary shares of Magic Software in 2016, which resulted in an increase in the percentage of our ownership interest from 46.4% as of January 1, 2016 to 47.3% as of December 31, 2016. Our ownership interest was subsequently reduced to 45.3% in July 2018 as a result of Magic Software’s private placement in which Magic Software issued 4,268,293 of its ordinary shares at a price of $8.20 per share for total net consideration of $34.6 million, net of issuance expenses. In this private placement, Formula was issued 1,117,734 ordinary shares for total consideration of $9.2 million, with the remaining ordinary shares issued to certain Israeli institutional investors. Pursuant to our investments in Magic Software’s ordinary shares, we invested an aggregate of $3.4 million in 2016 and $9.2 million in 2018. We did not purchase any additional ordinary shares of Magic Software in 2017. The sources of such funds have been our working capital and our Series A Secured Debenture financings.

Changes in our percentage ownership of Matrix. As of January 1, 2016, our percentage interest in Matrix was 50.0%. During the last three years, mainly due to exercises of options by employees of Matrix, our direct interest in Matrix’s outstanding share capital was diluted to 49.5% and 49.2% as of December 31, 2017 and 2018, respectively (after remaining at 50.0% as of December 31, 2016). Our interest in Matrix’s outstanding share capital is currently 48.9%. Pursuant to our acquisitions of Matrix shares, we invested an aggregate of $0.2 million in 2016 and $0.1 million in 2018 (there were no such purchases in 2017). The sources of such funds have been our working capital.

Acquisitions by Formula:

Acquisition of Michpal. In January 2017, Formula directly acquired all of the share capital of Michpal, an Israeli-based company that develops, sells and supports a proprietary on-premise payroll software solution for processing traditional payroll stubs to Israeli enterprise and payroll service providers. Formula paid a purchase price of $22.1 million. For further information, please see Note 4(i)(b) to our consolidated financial statements included in Item 18 of this annual report.

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

Acquisitions by Sapiens:

Acquisition of StoneRiver. On February 28, 2017, Sapiens acquired StoneRiver, a U.S Denver, Colorado- based provider of a wide range of technology solutions and services to insurance carriers, agents, and broker-dealers, whose product groups encompass P&C solutions, Life solutions, workers compensation, and reinsurance solutions for all major business lines. The acquisition will enable Sapiens to expand the range of solutions and services that it offers to the North American insurance industry and to further accelerate its growing market footprint in the U.S. P&C space. Sapiens paid approximately $101.4 million in cash. Sapiens-related acquisition costs of $1.3 million are presented in general and administrative expenses. For further information, please see Note 4(ii)(c) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Adaptik. In March 2018, Sapiens acquired Adaptik, a New Jersey company based in Pennsylvania engaged in the development of software solutions for P&C insurers, including policy administration, rating, billing, customer management, task management and product design. The total purchase price was approximately $18.2 million in cash (of which $18.0 million was paid in March 2018 and $0.2 million will be paid in March 2022) and about $3.7 million is subject to earn out-based specific criteria relating to achievements of revenue targets over three years (2018-2020). Such payments are subject to continued employment and therefore were not included in the purchase price.

This acquisition better positioned Sapiens to provide North American P&C carriers with an enhanced and complete platform, which has improved Sapiens’ competitive position and enabled Sapiens to increase its market share in the North American insurance market. The acquisition of Adaptik together with the acquisition of StoneRiver (in February 2017) created synergy with Sapiens’ strong capabilities, and enable Sapiens to offer a truly modern, comprehensive property and casualty digital insurance platform to the U.S. market. Sapiens now offers an innovative P&C digital insurance platform that combines three powerful core components: Sapiens PolicyPro for Property& Casualty (formerly called Adaptik Policy), Sapiens BillingPro for Property & Casualty (formerly known as Adaptik Billing) and Sapiens ClaimsPro for Property & Casualty (formerly called StoneRiver Stream Claims), accompanied by Sapiens’ existing solutions for data and analytics, digital engagement and distribution, and the cloud. For further information, please see Note 4(ii)(e) to our consolidated financial statements included in Item 18 of this annual report.

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

Acquisition of MaxPro. In the third quarter of 2016, Sapiens acquired Maximum Processing Inc., or MaxPro, a privately-held company headquartered in Bradenton, Florida, with offices in Garner, North Carolina. MaxPro is the provider of the Stingray System, a P&C insurance administration suite targeted towards the tier 4-5 U.S. market, as well as managing general agents, or MGAs, third-party administrators, or TPAs, and insurance brokers. Sapiens paid $4.3 million in cash for this acquisition (including $1.5 million that Sapiens placed in escrow at the closing). The seller may be entitled to receive performance-based payments of up to $2.5 million relating to achievements of revenue and profitability goals over three years (2016, 2017, 2018), which are also subject to continued employment and therefore were not part of the purchase price. For further information, please see Note 4(ii)(a) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of 4Sight. In the third quarter of 2016, Sapiens acquired 4Sight Business Intelligence Inc., or 4Sight, a provider of business intelligence reports that is based in Austin. 4Sight offers insurance-specific business intelligence, or BI, solutions, including 4SightBI, a P&C-specific, off-the-shelf business intelligence (BI) product. Sapiens paid $330,000 in cash for this acquisition.

The seller of 4Sight, who was also one of the sellers of MaxPro, may be entitled to receive a total amount of approximately $5.5 million, subject to certain criteria which include, among others, continued employment criteria. For further information, please see Note 4(ii)(b) to our consolidated financial statements included in Item 18 of this annual report.

Acquisitions by Matrix:

Acquisition of Alius Corp. In January 2018, Matrix acquired 50.1% of the share capital of Alius consulting group, a U.S based company headquartered in New York, for approximately $3.2 million in cash, plus an additional $3.0 million to be paid in two years. Under the terms of the acquisition, Matrix and the seller held mutual options to purchase and sell (respectively) the remaining shares within two years following the closing date under the agreement. In November 2018, Matrix acquired the remaining 49.9% of the share capital of Alius for an additional and final consideration of $13.8 million. Alius is a global consulting financial firm that provides advisory services in the area of regulatory, risk and compliance in the U.S financial markets. For further information, please see Note 4(iv)(e) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Pleasant Valley Business Solutions, LLC. In March 2018 Matrix acquired 100% of the share capital of Pleasant Valley Business Solutions, or PVBS, a U.S. company, for cash consideration of approximately $7.6 million. In addition, the seller may be entitled to receive performance-based payments of up to $6.5 million, estimated on the date of the transaction at $2.8 million, relating to the achievement of profitability targets over three years (2018-2020). PVBS is engaged in the implementation and assimilation of ERP systems for U.S government suppliers. For further information, please see Note 4(iv)(f) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Cambium (2014) Ltd. In July 2018, Matrix acquired 55% of the share capital of Cambium (2014) Ltd. for NIS 3.0 million in cash (approximately $0.8 million). Matrix and the seller hold mutual options to purchase and sell (respectively) 15% of the remaining share capital of Cambium. For further information, please see Note 4(iv)(g) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Integrity Software 2011 Ltd. In July 2018, Matrix acquired 65% of the share capital of Integrity Software 2011 Ltd., an Israeli based company, for a cash consideration of approximately NIS 9.0 million (approximately $2.5 million). In addition, the seller may be entitled to a performance-based payment capped at NIS 4.0 million (approximately $1.1 million), estimated on the date of the transaction at NIS 0.8 million (approximately $0.2 million), relating to achievement of certain profitability targets for the years 2019-2021. Matrix and the seller hold mutual options to purchase and sell (respectively) 10% of the remaining share capital of Integrity. Integrity Software specializes in providing software solutions to the enterprise sector in Israel in the fields of software security, IT infrastructure and virtualization. For further information, please see Note 4(iv)(h) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Noah Technologies Ltd. In November 2018, Matrix acquired 100% of the share capital of Noah Technologies Ltd an Israeli based company, for cash consideration of approximately NIS 6.0 million (approximately $1.6 million). In addition, the seller may be entitled to performance-based payments capped at NIS 4.0 million (approximately $1.1 million), estimated on the date of the transaction at NIS 1.2 million (approximately $0.3 million), relating to achievement of certain profitability targets for the years 2019-2021. Noah Technologies Ltd specializes in providing engineering solutions, computerized catalogs and IT professional services. For further information, please see Note 4(iv)(i) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Dana Engineering Ltd. In February 2019, Matrix acquired 80% of the share capital of Dana Engineering Ltd., an Israeli company, for cash consideration of approximately NIS 52.0 million (approximately $14.4 million). Matrix and the seller hold mutual call and put options, respectively, for the remaining 20% interest in Dana Engineering, which may be exercised following the second-year anniversary of the acquisition. Dana Engineering provides project management services in the field of national infrastructure. For further information, please see Note 24(b) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of MedaTech Ltd. In March 2019, Matrix acquired 100% of the share capital of MedaTech Ltd, an Israeli company, for cash consideration of approximately NIS 85 million (approximately $23.6 million). MedaTech is Israel’s leading business partner of Priority ERP, with over 1,000 customers in a variety of verticals. For further information, please see Note 24(c) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Aviv. In December 2016, Matrix acquired 85% of the share capital of Aviv Management Engineering Systems Ltd., a company engaged in management and project consulting that focuses in four areas of expertise: environmental planning, project management, urban and physical planning and management consulting. Matrix paid NIS 19.7 million (approximately $5.1 million). Matrix and the seller hold mutual call and put options, respectively, for the remaining 15% interest in Aviv. The seller may be eligible for future consideration, valued at NIS 1.2 million (approximately $0.3 million), as of the acquisition date, subject to obtaining accumulated operating income targets over a three-year period. For further information, please see Note 4(iv)(d) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Second to None Solutions, or Stons. In November 2016, Matrix acquired 55% of the share capital of Second to None Solutions Inc., a certified distributer of IBM products to U.S federal and enterprise customers. Matrix paid $0.3 million. Matrix and the seller hold mutual call and put options, respectively, for an additional 30% interest in Stons. The seller may be eligible for future consideration, which was valued at $0.5 million as of the acquisition date, subject to obtaining accumulated operating income targets over a three-year period. For further information, please see Note 4(iv)(c) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Network Infrastructure Technologies, or NIT. In October 2016, Matrix acquired 60% of the share capital of Network Infrastructure Technologies Inc., a provider of IT help desk services for the healthcare industry. Matrix paid $6.7 million. Matrix and the seller hold mutual call and put options, respectively, for the remaining 40% interest in NIT. For further information, please see Note 4(iv)(b) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Programa. In March 2016, Matrix acquired 60% of the share capital of Programa Logistics System Ltd., an Israeli provider of advisory services and design and development of solutions in supply chain, production and logistics. Matrix paid NIS 7.3 million (approximately $1.9 million). In addition, the sellers may be eligible for future consideration, which was valued at NIS 1.1 million (approximately $0.3 million) as of the acquisition date, subject to obtaining accumulated operating income targets over a three-year period. Matrix and the seller hold mutual call and put options, respectively, for the remaining 40% interest in Programa. For further information, please see Note 4(iv)(a) to our consolidated financial statements included in Item 18 of this annual report.

Acquisitions by Magic Software:

Acquisition of Futurewave Systems Inc. In late December 2017, Magic Software acquired a 100% share interest in Futurewave Systems, Inc, a U.S.-based full-service provider of consulting and outsourcing solutions for IT personnel, for total consideration of $3.0 million. For further information, please see Note 4(iii)(v) to our consolidated financial statements included in Item 18 of this annual report.

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

Acquisition of Shavit. In October 2016, Magic Software acquired a 100% equity interest in Shavit Software (2009) Ltd., an Israeli-based company that specializes in software professional and outsourced management services, for total consideration of $6.8 million, of which $4.7 was paid upon closing. The remaining $2.1 million of the purchase price was allocated to deferred payment and contingent payment and paid in 2017 ($0.9 million) and in 2018 ($1.2 million), as mutually agreed between the parties. The acquisition will broaden Magic’s professional service offering to its existing and new customers in Israel. For further information, please see Note 4(iii)(d) to our consolidated financial statements included in Item 18 of this annual report.

Additional Acquisitions by Magic Software in 2016-2018: During each of the years ended December 31, 2016, 2017 and 2018, Magic Software completed several additional acquisitions for total cash consideration of approximately $8.9 million, $1.1 million and $0.6 million, respectively. These acquisitions generally enhance our technologies, product and services offerings, but the companies acquired are not material to our consolidated results of operations, either individually or in the aggregate. For further information, please see Note 4(iii)(e) to our consolidated financial statements included in Item 18 of this annual report.

Acquisitions by Michpal Micro Computers (1983) Ltd:

Acquisition of Effective Solutions Ltd. In November 2018, Michpal acquired an 80% share interest in Effective Solutions Ltd, an Israeli-based service provider of consulting services in the fields of operational cost savings and procurement, as well as salary control and monitoring. The aggregate purchase price for the 80% interest was NIS 24 million (approximately $6.5 million) in cash. In addition, Michpal and the seller hold mutual call and put options, respectively, for the remaining 20% interest in Effective Solutions. For further information, please see Note 4(iii)(e) to our consolidated financial statements included in Item 18 of this annual report.

B.	Business Overview

General

We are a global information technology holding company that is principally engaged through our directly held investees in providing software consulting services and computer-based business solutions, and in developing proprietary software products. We deliver our solutions in over 50 countries worldwide to customers with complex IT services needs, including a number of “Fortune 1000” companies.

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

Proprietary Software Solutions

We design, develop and market proprietary software solutions for sale in selected niche markets worldwide. We regularly seek opportunities to invest in or acquire companies with attractive proprietary software solutions under development which we believe to have market potential. All of our investments and acquisitions in this area have been in companies with products beyond the prototype stage. In addition, from time to time, we selectively invest in companies with proven technology where we believe we can leverage our experience to enhance product positioning and increase market penetration. We provide our management and technical expertise, marketing experience and financial resources to help bring these products to market. We also assist the members of our group to form teaming agreements with strategic partners to develop a presence in international markets.

The Formula Group

Formula is the parent company of investees, which, as noted above, we refer to collectively (together with Formula) as the Formula Group. As of December 31, 2018, we held 90% of the shares of InSync, a 49.21% interest in Matrix, a 48.08% interest in Sapiens, a 45.21% interest in Magic Software, a 50% interest in TSG through our equity holdings, and the entire share capital of Michpal. We have effective control of each of the companies in the Formula Group other than TSG for purposes of consolidation under IFRS. We provide all our investees with our management, technical expertise and marketing experience to help them create a positive economic impact and long-term value.

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

We, through our investees, offer a wide range of integrated software solutions and IT professional services, such as implementation and integration projects of computing and software, outsourcing, software project management, software development, IT managed services, operating a network of high-tech training and instruction centers, providing software testing and QA, depending on specific needs of the customer and depending on the subject expertise necessary on a case by case basis, and design, develop and market proprietary software solutions for sale in selected niche markets, both in Israel and worldwide. Formula’s Chief Executive Officer and Chief Financial Officer serve as the Chief Executive Officer and Chief Financial Officer, respectively, of Magic Software as well.

Our Subsidiaries

Matrix

Matrix IT Ltd. is Israel’s leading IT services company as demonstrated in recent research reports of the Israeli IT market, published by the research companies IDC and STKI. Matrix employs approximately 9,250 software, hardware, integration and training personnel, which provide advanced IT services to hundreds of customers in the Israeli and the U.S markets. Matrix executes some of the largest IT projects in Israel. It develops and implements leading technologies, software solutions and products. Matrix provides infrastructure and consulting services, outsourcing, offshore, near-shore, training and assimilation services. Matrix represents and markets leading software vendors. Among its customers are most of the leading Israeli organizations and companies in the industry, retail, banking and finances, education and academe, Hi-tech and ISVs, telecom, defense, health and the government/public sectors. Matrix is traded on the Tel Aviv Stock Exchange.

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

Software solutions and value added services in Israel: Matrix’s primary activities in this area include development of software systems and services, including integration projects of systems and software, outsourcing, management of software projects, software development, testing of developed technology, quality assurance and software services, customized for the specific needs of each customer and for the professional expertise required, all on a case by case basis. The scope of work invested in each element varies from one customer to the other. In 2018, under this line of business, Matrix recorded revenues of approximately $534.4 million, compared to $486.8 million in 2017, an increase of approximately 10%. Operating income was approximately $28.4 million in 2018, compared to $26.7 million in 2017, an increase of approximately 6%. In 2018, activity in software solutions and value-added services in Israel accounted for approximately 60.9% of Matrix’s revenues and approximately 46.3% of its operating income.

Software solutions and services in the United States: Matrix provides solutions and expert services mainly in the area of governance risk and compliance (“GRC”), including activities in the following areas: risk management, fraud management, anti-money laundering, and regulatory compliance security in these areas all through its subsidiary Matrix-IFS. Matrix also provides solutions and technological services in the areas of portals, BI (Business Intelligence), DBA (Database Administration), CRM (Customer Relations Management) and EIM (Enterprise Information Management). This sector also includes IT help desk services for healthcare and software distribution services, in particular for IBM and Microsoft. In 2018, under this line of business, Matrix recorded revenues of approximately $110.4 million, compared to $91.0 million in 2017, an increase of approximately 21%. Operating income in 2018 was approximately $16.0 million, compared to $11.5 million in 2017, an increase of approximately 40%. In 2018, activity in the U.S accounted for approximately 12.5% of Matrix’s revenues and for approximately 26. 2% of its operating income, because of higher operating gross margin in the U.S.

Computer infrastructure and integration solutions: Matrix activities in this area consist of: (i) providing computer and telecommunication infrastructure solutions; (ii) selling and marketing computer equipment, licenses and peripherals to enterprises together with services; and (iii) selling and marketing cloud based solutions (under the “CloudZone” division) and services relating to databases and “big data” (under the “DataZone” division). Amongst Matrix infrastructure and integration solutions included are solutions of IBM, Oracle Red Hat, Boomi and others. In 2018, under this line of business, Matrix recorded revenues of approximately $146.6 million, compared to $132.8 million in 2017, an increase of approximately 10%. Operating income in 2018 was approximately $6.7 million, compared to $6.0 million in 2017, an increase of approximately 11%. In 2018, activity in computer infrastructure and integration solutions accounted for approximately 16.7% of Matrix’s revenues and for approximately 10.9% of its operating income.

Software product marketing and support: Matrix activities in this area include marketing and support for various software products (mainly originated outside of Israel) and providing professional support for these products to customers, including marketing and upgrade maintenance of software products. In 2018, under this line of business, Matrix recorded revenues of approximately $41.3 million, compared to $35.2 million in 2017, an increase of approximately 17%. Operating income in 2018 was approximately $5.1 million, compared to $5.7 million in 2017, a decrease of approximately 10%. In 2018, activity in software product marketing and support accounted for approximately 4.7% of Matrix’s revenues and approximately 8.4% of its operating income.

Training and integration: Matrix’s activities in this area consist of operating a network of training centers which provide advances courses for high-tech professionals, courses for developers and professional training, and soft skills and management training, and providing training and instructions with respect to computer systems. In 2018, under this line of business, Matrix recorded revenues of approximately $45.2 million, compared to $41.1 million in 2017, an increase of approximately 10%. Operating income in 2018 was approximately $5.0 million, compared to $4.8 million in 2017, an increase of approximately 5%. In 2018, activity in training and integration accounted for approximately 5.2% of Matrix’s revenues and for approximately 8.2% of its operating income.

Matrix provides solutions, services and products primarily to the following market sectors (or verticals): banking and finance, high-tech and startups, industry and retail, government and the public sector, defense, transportation, healthcare, and education and academia.

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

In addition to the five sector-based areas of operations, Matrix operates three horizontal divisions providing specialist services for all of the different sectors of operations as follows:

●	Expertise centers – Matrix operates approximately 20 “expertise centers” (“Centers of Excellence”), in areas such as: Cloud Computing, Internet of Things (IOT), Digital, User Experience, Mobility (Mobile Technology), Analytical BI and Big Data, DevOps, Service Oriented Architecture (SOA), Customer Relations Management (CRM), Enterprise Resource Planning (ERP), eXtended Relationship Management (XRM), Open Source, Security & Cyber, Machine Learning and Artificial Intelligence. These expertise centers are based on business vertical concept, which is targeted to yield significant added value to the company’s customers, including: group of professionals that are focused and have expertise in the related technologies, hands-on experience and expertise in the related technologies, methodologies, and best practices; and strategic management consulting center that provides customers with diverse consultation services on topics such as organization, strategy, complex project management in areas such as environmental planning, transportation and chain of supply, business development and technological development.

●	Matrix Global - Quality assurance and related professional services under an offshore/“nearshore” model.

●

Management/engineering consulting services - Comprehensive management and engineering consulting services, from the stage of adoption of strategy through the stages of implementation and effecting of changes, including project management of complex projects, including engineering projects, engineering supervisory projects of a wide scope, and projects in the fields of planning and environmental, and transportation, as well as multiple-field engineering advisory services and advisory and implementation in the field of management of supply chain and management of operational logistics.

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

Matrix’s customers include large and medium size enterprises in Israel, including commercial banks, loan and mortgage banks, telecommunications services providers, cellular operators, credit card companies, leasing companies, insurance companies, security agencies, hi-tech companies and startups, the Israeli Defense Forces and government ministries and public agencies and media and publishing entities. Approximately 60% of Matrix’s customers in the software solutions and value-added services business segment in Israel have a business relationship with it for more than ten years and 25% of them have such a relationship for between five and ten years. 40% of Matrix’s customers in the software solutions and value-added services business segment in Israel operate in the financial, banking and insurance sector, 19% in the industry, retail and hi-tech sector, 13% in the government sector, 11% in the defense sector, and the remaining 17% in other business sectors.

Sapiens

Sapiens International Corporation N.V. is a leading global provider of software solutions for the insurance industry. Sapiens’ extensive expertise is reflected in its innovative software platforms, suites, solutions and services for property & casualty (P&C); life, pension & annuity (L&A); reinsurance; financial and compliance (F&C); workers’ compensation (WC); and financial markets. Sapiens offers a full digital suite that facilitates an innovative, holistic and seamless digital experience for carriers, agents, customers and assorted insurance personnel, across multiple devices and technologies. Sapiens’ offerings enable its customers to effectively manage their core business functions, including policy administration, claims and billing, and to offer support during an insurer’s journey to becoming a digital insurer. Sapiens’ portfolio also covers underwriting, illustration and electronic application.

Sapiens also supplies a complete reinsurance offering for providers and a decision management platform tailored to a variety of financial services providers, so that business users can quickly deploy business logic and comply with policies and regulations across their organizations.

Sapiens’ platforms possess modern, modular architecture and are digital-driven. They empower customers to respond to the rapidly changing insurance market and frequent regulatory changes, while improving the efficiency of their core operations. These process enhancements increase revenue and reduce costs.

2018 was a year of moderate growth for Sapiens, while building the foundation for growth for 2019 and beyond. As described further below, in 2018, Sapiens acquired Adaptik, a Pennsylvania-based firm that offers P&C insurers policy administration and billing capabilities for commercial, personal, specialty and workers’ compensation lines of business. The acquisition was another step in Sapiens’ journey to offer the U.S. insurance market a modern, modular, fully integrated property and casualty insurance platform.

In February 2017, Sapiens acquired StoneRiver, a U.S. based company that offered a reach product portfolio that was comprised of claims, billing, rating, underwriting, illustration, reinsurance and F&C solutions for all major insurance business lines, across both P&C and L&A. StoneRiver’s rich set of solutions complements Sapiens’ offerings and has helped Sapiens accelerate its growth in the U.S. market, as well as globally.

In December 2017 Sapiens expanded its Digital division’s capabilities through the acquisition of KnowledgePrice.com (or KnowledgePrice), a technology specialist with expertise in digital insurance services and consulting. The expanded Digital division will create innovative offerings and provide full support during customers’ digital journeys.

Privately-held KnowledgePrice employed digital insurance technology experts and supplied services to leading insurance providers in the UK and Europe. KnowledgePrice personnel joined the Sapiens Digital division – which focuses on digital and business intelligence (BI) services and solutions, including customer and agent portal solutions and digital distribution offerings to customers worldwide. Former KnowledgePrice personnel now staff a Sapiens center for excellence for digital engagement services.

In March 2018, Sapiens also announced the acquisition of Adaptik, a North American (NA) P&C solution provider. This acquisition better positioned Sapiens to provide North American P&C carriers with an enhanced and complete platform, which has improved Sapiens’ competitive position and enabled the Company to increase its market share in the North American insurance market. The acquisition of Adaptik and StoneRiver (in February 2017) created synergy with Sapiens’ strong capabilities, and enable Sapiens to offer a truly modern, comprehensive property and casualty digital insurance platform to the U.S. market. Sapiens now offers an innovative P&C digital insurance platform that combines three powerful core components: Sapiens PolicyPro for Property & Casualty (formerly called Adaptik Policy), Sapiens BillingPro for Property & Casualty (formerly known as Adaptik Billing) and Sapiens ClaimsPro for Property & Casualty (formerly called StoneRiver Stream Claims), which are accompanied by Sapiens’ existing solutions for data and analytics, digital engagement and distribution, and the cloud.

Sapiens’ enhanced managed services offerings and cloud deployment have been adopted by several major customers and are expected to grow in the coming years. By allowing Sapiens to manage a substantial part of their ongoing IT operations, customers can focus on their core insurance competency and business.

In February 2019, Sapiens announced a complete rebranding that highlights its evolution to a unified global provider of insurance software solutions. The new brand identity marks Sapiens’ growth into a one-stop-shop for insurance software solutions. Sapiens has renamed its entire product portfolio and changed the look-and-feel and contents of all its collateral, and launched a new website. Sapiens’ new master brand architecture and descriptive solution names quickly communicate its offerings’ main functions and frame Sapiens as a unified company (following the acquisitions described above). The updated look features Sapiens’ human-to-human (H2H) approach, reflecting the long-term partnerships Sapiens has with customers and employees and that is reflected in the entirely new marketing communications suite that Sapiens has developed.

Sapiens’ Target Markets

Sapiens operates in a large market undergoing significant transformation. According to the Gartner report “Forecast: Enterprise IT Spending for the Insurance Market, Worldwide, 2016-2022, 4Q18 Update” (a market statistics research report by Gartner, a research and consulting firm, written by James Ingham, Venecia K. Liu and Rika Narisawa that was published on February 10, 2019, and which we refer to herein as the Gartner report), Gartner forecasts that the global IT spending insurance market will grow by 3.7% in 2019, to $220.7 billion in U.S. dollars (on a constant-currency basis). This industry is forecast to reach nearly $244 billion by 2022, growing at a 3.6% compound annual growth rate (CAGR) for the period from 2017 through 2022.

We believe that Sapiens’ current total addressable market for core insurance software solutions and the accompanied point solutions is approximately $40 billion, which we expect will grow as a result of insurance carriers’ and financial institutions’ need to address, via modern software solutions from external providers, the operational challenges presented by the inefficiency of their legacy core systems. Legacy systems reflect technical and functional limitations that adversely impact carriers’ ability to swiftly launch new, innovative products that satisfy their customers’ changing needs and preferences.

By slowing down carriers’ business and geographic expansion, legacy systems create operational inefficiencies that result in increased business risk and financial costs. They are also a barrier for the adoption of digital capabilities, due to their inability to communicate and interact with innovative digital solutions. Today’s insurance providers are looking for more than just the traditional “core” capabilities. They seek insurance platforms with a wider range of capabilities, including full digitalization.

Sapiens’ customers operate in a constantly evolving regulatory environment. Often their legacy systems simply do not support new regulatory requirements and put carriers at risk of costly non-compliance. There is also a strong trend of shifting attention to the end-customer experience and activities, with a focus on digital operations. Many insurers are currently unable to provide the type of quality digital experience that their customers are already enjoying across most other verticals, and customer satisfaction is only one of the many recognized benefits of going digital. This can only be supported via increased usage of data for decision-making, risk analysis, customer evaluation and rating, which requires a streamlined data flow and easy access to information from multiple sources.

We believe these challenges will accelerate the shift from spending on legacy systems to new vendor software solutions. It is also Sapiens’ view that these challenges are too difficult to overcome via “in-house” systems and that the majority of insurers will turn to external software vendors, such as Sapiens.

Property & Casualty Market

Property & casualty insurance protects policyholders against a range of losses on items of value. P&C insurance includes the personal segment, which is insurance coverage for individuals, with products such as motor, home, personal property and travel; the commercial segment, covering aspects of commercial activity, such as commercial property, car fleets and professional liability; and specialty lines, covering unique domains, such as marine, art and credit insurance. This market also includes workers’ compensation for market carriers, administrators and state funds.

During the past few years, the P&C market has been characterized by a fast rate of digital adoption. New business and technology models are adopted rapidly, to launch innovative business offerings. This requires advanced software solutions, both on the “core” layer, which needs to be flexible and open, and with the variety of digital tools addressing customer experience needs.

Life, Pension and Annuity Markets

Life, pension & annuity providers offer their customers a wide range of products for long-term savings, protection, pension and insurance. They assist policyholders with financial planning through life insurance, medical and investment products. Their products can be classified into several areas, primarily investment and savings, risk and protection, pension and health-related products. These products can be targeted to individuals, as well as group- and employee-benefit types of products.

The products in this field are long-term in nature. When insurance providers consider purchasing new platforms from Sapiens, the decision is typically slower and involves multiple decision-makers throughout the organization.

Digital Market

Insurance carriers risk losing their customers if they do not provide the type of digital experience that all of us have come to expect from the retailers and service providers we interact with daily. Agents, brokers and other channel and service providers also require a powerful digital ecosystem to capably carry out their crucial tasks.

It is not enough to simply provide a portal to offer today’s consumers the online presence they demand, or to work with an isolated analytics system to parse data. A big step up is needed via an all-encompassing digital approach featuring integrated components functioning at their highest levels and complementing each other.

Reinsurance Market

Reinsurance is insurance that is purchased by an insurance company (ceded reinsurance) from another insurance company (assumed reinsurance) as a means of risk management. The reinsurer and the insurer enter into a reinsurance agreement, which details the conditions upon which the reinsurer would pay the insurer’s losses. The reinsurer is paid a reinsurance premium by the insurer and the insurer issues insurance policies to its own policyholders. The insurer must maintain an accurate system of records to track its reinsurance contracts and treaties, to avoid claims leakage.

Workers’ Compensation

Workers’ compensation is one of the largest lines of business in the property and casualty (P&C) industry in North America. But future profitability is getting harder to maintain, with medical and indemnity costs per lost time claim increasing at rates greater than inflation. Insurance organizations require technology solutions that can adapt quickly to business and market conditions, offering high levels of accuracy and efficiency.

Financial & Compliance Market

Financial professionals face overwhelming challenges as they struggle to satisfy ever-changing regulatory requirements, while meeting the demands of managerial reporting. The move towards globalization has introduced new currencies, and CEOs need more performance data for strategic decision-making. Organizations require one partner to optimize efficiencies with solutions that can be implemented quickly.

Decision Management Markets

Increasing competition, regulatory burden, customer experience expectations and the proliferation of digital and product innovation requirements have necessitated a shift in thinking and approach among organizations across verticals. By replacing conventional policy and process management with the discipline known as “decision management,” financial institutions are bridging the gap between business and IT, by enabling business users to rapidly frame requirements in formal business models that can be easily understood by all stakeholders.

The decision management processes affect overall corporate performance, including its impact on customers and competitors. Decision management systems are a key performance component of every financial services organization, as they help the organization define, avoid and hedge financial risk.

Needs of Sapiens’ Target Markets

Large insurance and financial organizations must constantly invest in their IT systems to respond to key market drivers. They require the ability to:

●	Satisfy today’s sophisticated, tech-savvy and demanding end-customers – who demand the type of instant, personalized service they enjoy via Facebook or Amazon – via digitalization and innovative initiatives, providing a stronger customer experience and engagement.

●	Use advanced technologies, such as artificial intelligence (AI) and machine learning, to facilitate, improve and automate traditional insurance processes.

●	Provide innovative business models, based on technology capabilities and digital operation (such as a portal, a web-based acquisition process, advanced analytics, customer engagement platforms and the usage of data sources – including wearables, the Internet of Things (IoT) and robo-advice.

●	Respond to complex and evolving regulatory standards, such as Solvency II, IFRS 17, Dodd-Frank legislation, GDPR, etc.

●	Support internal customers’ growth and operations. This includes reducing the time to market of new products, expanding into new geographies, reducing costs and streamlining operations.

●	Rapidly launch new products and propositions to the market, within a short timeframe and using existing, pre-defined capabilities.

Specific Needs of the Insurance Markets

The insurance market is a large, complex and highly regulated environment. Insurance carriers operate in a super-competitive and quickly evolving market, which necessitates differentiating their value propositions. Additionally, carriers operate under a rigid regulatory regime that demands fast compliance. The insurance market is going through a rapid evolution process, driven by new technologies, digital capabilities and new business models, all enabled by new technologies.

To efficiently manage their operations, insurance carriers require IT platforms that enable rapid introduction of changes via configurable, user-driven activities, integration with internal and external systems, control and auditing of employees’ work, support for omni-channel distribution and clear visibility into the carrier’s business operations, through streamlining and intelligent usage of data.

To compete in the rapidly-changing environment, and win the competition for end-customers, insurance carriers require a coherent digital proposition, allowing them to better interact with their customers in a digital and omni-channel manner. They are increasingly using robotics, predictive analytics, AI and machine learning to automate processes and obtain stronger business insights. The cloud can also be utilized for improved operations and scale.

Insurance carriers are experiencing substantial operational challenges due to the inefficiency of their legacy policy administration systems and their lack of digitalization. These legacy systems, which include both technical and functional limitations, acutely impact carriers’ ability to cope with growing challenges, such as the need for innovation, the shift of power to the consumer, and the dynamic and constantly changing regulatory environment.

Sapiens’ Software Solutions

Overview

Sapiens is a leading global provider of software solutions for the insurance industry. By enabling its insurance and financial services customers to digitize their business and be more agile in the face of changing business environments, we help them take advantage of powerful current trends – such as the Internet of Things, artificial intelligence, machine learning, customer engagement, chat bots, etc. – while simultaneously reducing IT costs.

Sapiens offers its insurance customers a range of packaged software solutions that are:

●	Digital – reveal the customers’ history and anticipate their future needs, while facilitating easy engagement across preferred interaction channels and multiple devices.

●	Data-driven – are based on set of data analysis tools, from data-warehouse and reporting, through business intelligence and analytics, to predictive and advanced analytics – so its customers can become a data-driven operation.

●	Highly automated – use various technologies, from decision to robotics, thereby improving efficiency and offering agile customer engagement.

●	Comprehensive and functionally-rich – provide support for insurance standards, regulations and processes, by providing field-proven functionality and best practices.

●	Customizable & configurable – easily match its customers’ specific business requirements. Sapiens’ flexible architecture and configurable structure allow quick functionality augmentation that permits its platform to be used across different markets, unique business requirements and regulatory regimes. Sapiens utilizes its knowledge and extensive insurance best practices and feature business-led configuration.

●	Open architecture and insuretech ecosystem – provide easy integration to any external application under any technology, allowing streamlined connectivity to all satellite applications. This enhances the digital experience and omni-channel distribution, while maintaining total platform independence and system reliability. Easy interaction with various insuretech companies providing point-solutions that can be consumed by Sapiens’ platforms is enabled.

●	Component-based and scalable – allow Sapiens’ customers to deploy platforms and solutions in a phased and modular approach, reducing risk and harm to the business, while supporting the growth plans and cost efficiency of the organization.

Sapiens’ packaged software solutions enable:

●	Rapid deployment of new insurance products – via configurable software, which creates a competitive advantage in all the insurance markets Sapiens serves.

●	Improvement of operational efficiency and reduction of risk – full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices, and simple integration and maintenance.

●	Reduction of overhead for IT maintenance – easy-to-integrate solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.

●	Enhanced omni-channel distribution and focus on the customers – event-driven architecture, a proactive client management approach, rapid access to all levels of data, and a holistic view of clients and distributors.

●	Cloud-first as a preferred deployment model – flexibility to also provide an on-premises deployment approach.

●	Support for digitalization –insurers and financial services institutions who manage to efficiently digitalize their operations, support omni-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices – will unlock massive potential.

●	Managed services – Sapiens’ customers access to a long-term engagement by providing comprehensive support for their daily IT operations, while allowing them to focus on their business KPIs.

Sapiens Property & Casualty Solutions

Sapiens Platform for Property & Casualty

The Sapiens Platform for Property & Casualty is an end-to-end, cloud-based platform with advanced digital capabilities. It can be implemented as a pre-integrated platform, or as stand-alone modules. The platform addresses all P&C carrier needs across all lines of business and distribution channels, offering a wealth of digital features. It is comprised of core (policy, billing and claims), data (advanced analytics) and digital (a full suite) solutions.

Sapiens offers two core suites, based on region:

Sapiens CoreSuite for Property & Casualty (North America)

Sapiens CoreSuite for Property & Casualty is comprised of three fully integrated, core components that can also be deployed stand-alone: Sapiens PolicyPro, Sapiens BillingPro and Sapiens ClaimsPro.

CoreSuite is pre-integrated with additional components that can be selected, including business intelligence, reinsurance and portal solutions (customer and agent), as well as various interfaces.

This modular, automated, highly customizable suite offers a single platform for personal, commercial and specialty lines of business (LoBs). This increases organizational efficiency by reducing manual effort, generates competitive advantages and saves costs.

Sapiens IDITSuite for Property & Casualty (EMEA & APAC)

The Sapiens IDITSuite for Property & Casualty (formerly called Sapiens IDIT) is a component-based, stand-alone software solution suite that offers policy, billing and claims and forms the core of the Sapiens Platform for Property & Casualty. IDITSuite supports all end-to-end core operations and processes for the non-life P&C market from inception, to renewal and claims. This pre-integrated, fully digital suite offers customer and agent portals, business intelligence and more. IDITSuite enables insurers to expand their offerings by testing new lines of business, products and services using Sapiens’ flexible product factory.

The suite is modular, or can integrate with your ecosystem’s components. IDITSuite for Property & Casualty includes multiple lines of business in one policy for multiple insured objects and assets. It can support corporate agreements and master policy structures. IDITSuite is designed with growth and change in mind, with extensive multi-company, multi-branding, multi-currency and multi-lingual capabilities. The IDITSuite management system is built on open technology and can be used on desktops, laptops and tablets, as well as smartphones (requiring a mobile portal).

Sapiens Policy Administration Solutions

The Sapiens policy solutions for property & casualty come pre-integrated with the core system. They are easily integrated with existing and external systems and applications. The solutions manage the end-to-end policy administration lifecycle of an insurance contract, from initial quote, through rating and policy issuance. They also feature a complete range of policy issuance and amendment capabilities. Agents, underwriters and customers use the solutions to quote, issue and administer policies. The offerings provide comprehensive policy lifecycle support for all P&C lines of business.

Sapiens Billing Solutions

The Sapiens billing solution for P&C enables carriers, MGAs and brokers to manage the full lifecycle of premium services, taxes and fees, along with commission billing, collection and disbursements. P&C carriers can integrate with third-party systems and data repositories, enjoy best-in-class usability and automate processes throughout the billing lifecycle.

Sapiens Claims Solutions

Sapiens’ claims solutions for property & casualty provide simplified management and automated control of claims management handling and the settlement process. They offer intelligent, rules-driven workflow with effective claim assignment, ensuring faster cycle times, as well as rules-driven automatic claims payment.

Sapiens Stingray for Property & Casualty

Sapiens Stingray for Property & Casualty is a complete solution with quick implementation for all P&C insurance lines, providing a complete core processing solution right out of the box. Its modular software components are designed with flexibility in mind. This solution is customizable and well-suited for tiers 4-5.

P&C Digital Offerings

The Sapiens DigitalSuite (formerly known as Sapiens Digital Suite) offers an end-to-end, holistic and seamless digital experience for P&C customers, agents, brokers, customer groups and third-party service providers. The suite is pre-integrated with Sapiens’ P&C core and is comprised of digital engagement and digital enablement and API layer components. The suite is cloud-based.

Sapiens Life, Pension & Annuity Solutions

Sapiens Platform for Life, Pension & Annuities

The Sapiens Platform for Life, Pension & Annuities is a modern, digital insurance platform that includes core, data and digital solutions. With the ability to deploy its offerings as a complete platform, or as stand-alone modules, Sapiens can address life providers’ needs across all their lines of business and distribution channels. Sapiens’ mature platform is cloud and API-based, and features a strong core and advanced analytics, as well as data enablement and full digital engagement capabilities.

Sapiens CoreSuite for Life, Pension & Annuities

Sapiens CoreSuite for Life, Pension & Annuities (formerly called Sapiens ALIS) is designed to provide excellence in the administration of insurance business, facilitate digital transformation and fast time-to-value for digital strategies, and create greater efficiency via legacy consolidation. It offers insurers:

●	A single platform for individual and group business

●	Transformation, enablement and execution for digital strategies

●	Greater efficiency via improved automation, user experience and system consolidation

Single Platform

The Sapiens CoreSuite software suite supports the end-to-end administration of group and individual life, annuities, pension and investment business ‒ in a single system. The suite offers a 360-degree view of the customer from their policy administration system, across all distribution channels and communication streams.

Existing System Consolidation

Many insurers still use systems developed decades ago that cannot support today’s regulatory changes, digital marketplace and demanding customers. Too many manual processes can lead to errors that impact customer experience. Sapiens’ unique conversion approach reduces the risks involved in migrating from existing legacy systems.

Sapiens UnderwritingPro for Life, Pension & Annuities

Sapiens UnderwritingPro for Life, Pension & Annuities (formerly called StoneRiver LifeSuite) is a web-based solution for automated underwriting and new business case management that is part of Sapiens’ core suite. It speeds new business processes for insurance carriers and their channels, offering an intuitive user interface with critical updates and task assignments provided on a real-time dashboard. Sapiens UnderwritingPro enables underwriters and case managers to work on multiple cases simultaneously.

Sapiens ApplicationPro for Life & Annuities

Sapiens ApplicationPro for Life & Annuities (formerly known as StoneRiver LifeApply) is web-based insurance application software that provides carriers with the choice of a stand-alone eApplication system, or a more comprehensive solution that seamlessly integrates with Sapiens IllustrationPro for Life & Annuities (formerly called StoneRiver Life Portraits) and Sapiens UnderwritingPro for Life & Annuities (formerly StoneRiver LifeSuite). Sapiens ApplicationPro is robust electronic application software that helps carriers address critical business drivers, such as decreasing time-to-issue and reducing policy acquisition costs, all in an extremely intuitive and easy-to-use package.

Sapiens IllustrationPro for Life & Annuities

Sapiens IllustrationPro for Life & Annuities (formerly called StoneRiver Life Portraits) is a point-of-sale solution, offering responsive product illustrations from any location in an electronic environment, with internet and desktop support. ACORD®-compliant, it offers straight-through processing, from point-of-sale to application e-submission, supported by a needs analysis suite. IllustrationPro explains complex products in a compelling way. Its powerful calculation engines handle the most complex product illustrations, including the appropriate historical and hypothetical references.

Sapiens ConsolidationMaster for Life & Pension

Sapiens ConsolidationMaster (formerly called Sapiens Closed Books) is a purpose-built, end-to-end, legacy, portfolio-focused system with a unique migration methodology that deals with “dirty” data. The solution has over 500 product templates capable of supporting the compliant administration of legacy products in any language and regulatory jurisdiction. ConsolidationMaster is designed to significantly cut the costs that are commonly associated with legacy platforms.

Digital Transformation

Sapiens CoreSuite features full pre-integration to the Sapiens DigitalSuite and digital capabilities have been enhanced via adaptors. This facilitates digital transformation and fast time-to-value for digital strategies. It enables life carriers to become engaged, agile organizations with increased sales opportunities. By integrating CoreSuite with our advanced analytics solution and data warehouse, Sapiens can quickly generate actionable insights, self-service business intelligence and data discovery capabilities, across all mobile devices (and in the cloud).

Sapiens Digital Offerings

Sapiens Intelligence

Sapiens Intelligence is an innovative business intelligence solution specifically designed for the insurance market. The solution is based on the advanced technology of SAP’s analytics platform and on insights from scores of customers in production. It empowers business users to quickly and easily draw business conclusions and insights from raw data, via self-service analytics and easy-to-use, modern tools. Sapiens Intelligence drives analytics adoption across the organization with compelling, insightful dashboards and apps.

Sapiens IntelligencePro

Sapiens IntelligencePro (formerly 4SightBI) suite is a comprehensive, affordable BI solution, with over 100 pre-configured reports, dashboards, scorecards, ad hoc reporting and hundreds of analytics. With “what-if?” capabilities and ease-of-use in underwriting, claims, billing, management, reinsurance and other areas, carriers can generate actionable insights and heal their pain-points.

Sapiens DigitalSuite

Sapiens DigitalSuite offers an end-to-end, holistic and seamless digital experience for customers, agents, brokers, customer groups and third-party service providers. The suite is pre-integrated with Sapiens’ core suites and is comprised of Sapiens DigitalHub (API Layer and Digital Studio) that enables openness and connectivity with partners; Sapiens AgentConnect (formerly Sapiens PORTAL) and Sapiens CustomerConnect (formerly Sapiens PORTAL) portals, specifically designed for the life, pension and annuities (L&A), property and casualty (P&C), and additional insurance markets; and Sapiens PartnerHub. The suite is cloud-based.

Sapiens CustomerConnect

Sapiens CustomerConnect (formerly called Sapiens PORTAL) is a modular, highly innovative portal solution specifically designed for the life, pension & annuity (L&A) and property and casualty (P&C) insurance markets. It is a direct-to-consumer application, enabling insureds to buy policies, view the statuses of their policies and accounts, and issue claims. Many other transactions can be performed that save both consumers and insurers time, and reduce costs, while increasing overall consumer satisfaction.

Sapiens AgentConnect

Sapiens AgentConnect (formerly called Sapiens PORTAL) is a modular, highly innovative portal solution specifically designed for the life, pension & annuity (L&A) and property & casualty (P&C) insurance markets. It empowers agents with full lifecycle enablement, including the ability to manage their pipeline, sell policies to their consumers and provide top-level customer service in real-time. Agents can also see a holistic view of their business performance overall and benefit from full access to all their remunerations, payments, commission transactions and statements.

Sapiens DigitalHub

Sapiens DigitalHub (API Layer and Digital Studio) facilitates an open-communication, API-based platform that enables carriers to interact with insuretech companies, ecosystem technology providers and business partners. By enabling seamless interaction with any service under any technology, Sapiens’ open architecture ensures that providers will easily choose the building blocks they need. They will be able to seamlessly integrate all elements within their insurance ecosystem, to succeed today and prepare for the future.

Sapiens PartnerHub

Sapiens is a global organization with over three decades of extensive experience in insurance innovation and technology. Sapiens seeks out and identifies the most relevant, advanced and innovative technology solutions for the insurance market. Sapiens connects third-party technology and insuretech solutions to its Sapiens PartnerHub, from where it makes their offerings available to insurers for their own use, and for the use of their customers.

Sapiens ReinsuranceMaster

Sapiens ReinsuranceMaster (formerly called Sapiens Reinsurance) is a comprehensive business and accounting system, providing a superior solution for all types of reinsurance contracts – treaty and facultative, and proportional and non-proportional. It enables insurers of all sizes to manage their entire range of reinsurance contracts and activities for all lines of business, including rich accounting functionality and reporting capabilities.

Sapiens’ reinsurance solution enables full and flexible control of reinsurance processes, with built-in automation of contracts, calculations and processes. By incorporating fully automated functions adapted conveniently for your business procedures, Sapiens Reinsurance provides flexible and total financial control of your reinsurance processes, including complete support for all auditing requirements and statutory compliance.

Sapiens ReinsurancePro

Sapiens ReinsurancePro (formerly called StoneRiver URS) is an efficient reinsurance administration system, supporting all types of reinsurance processing, regardless of volume, in one comprehensive and powerful reinsurance system. The system produces Schedule F automatically. Sapiens’ solution enables insurance companies to manage and automate the underwriting and administration of reinsurance, including treaty and facultative, ceded, assumed and retroceded reinsurance.

Sapiens Reinsurance GO

Sapiens Reinsurance GO (formerly called StoneRiver FRS) is designed to meet the ceded reinsurance processing needs of property and casualty providers, from calculating premium and claim cessions, to producing the data required for Schedule F. Sapiens Reinsurance GO consolidates reinsurance accounting and cash management into one area. It automatically attaches and calculates ceded premium, commissions, losses, reserves and LAE, and automatically allocates ceded transactions to reinsurers.

Sapiens’ Workers’ Compensation Offerings

Sapiens Platform for Workers’ Compensation

The Sapiens Platform for Workers’ Compensation includes the Sapiens CoreSuite for Workers’ Compensation, Sapiens Connect for Worker’s Connection (a portal solution) and Sapiens IntelligencePro (business intelligence).

Sapiens CoreSuite for Workers’ Compensation

The Sapiens CoreSuite for Workers’ Compensation (formerly StoneRiver PowerSuite) offers larger carriers, administrators and state funds the technology solutions that enable them to adapt quickly to business and market conditions, offering high levels of accuracy and efficiency. The suite provides broad functionality throughout the entire insurance lifecycle for workers’ compensation, via a core suite, as well as policy, claims and intelligence modules that can be deployed individually, or as an integrated solution. This suite can be purchased as an integrated offering, or standalone components:

Sapiens PolicyPro and Sapiens ClaimsPro

Sapiens GO for Workers’ Compensation

Sapiens GO for Workers’ Compensation (formerly called StoneRiver CompSuite) was developed specifically for carriers, managing general agents (MGAs), self-insurance funds and third-party administrators. Sapiens GO can deliver a turnkey solution in just 120 days. With its streamlined user interface and advanced business features, the suite addresses critical objectives for carriers, MGAs, self-insurance funds and third-party administrators (TPAs). This suite can be purchased as an integrated offering, or stand-alone components:

Sapiens PolicyGO and Sapiens ClaimsGO for Workers’ Compensation

Sapiens Financial and Compliance Solutions

Sapiens FinancialPro

Sapiens FinancialPro (formerly called StoneRiver PRO) is accounting software designed for insurers to meet their unique requirements for cash, statutory and GAAP reporting, well as unique allocation and consolidation needs. It handles multi-basis accounting and inter-company transactions, and facilitates the speed and accuracy of financial reporting. Sapiens insurance experts assist carriers in collecting and reporting information they need to expedite all regulatory processes.

Sapiens Financial GO

Sapiens Financial GO (formerly called StoneRiver PTE) gives small- and mid-sized insurers a competitive edge in today’s marketplace, because it is developed and supported by highly experienced insurance experts. The solution is designed to meet insurers’ specific requirements for cash, statutory and GAAP reporting, as well as unique allocation and consolidation needs. Sapiens Financial GO manages and presents data to help insurance managers make informed decisions.

Sapiens StatementPro

Sapiens StatementPro (formerly StoneRiver eFreedom) makes statement preparation faster and simpler by offering one-click navigation between statements, pages and form validations (cross-checks) to the pages they reference. Intuitive workflow and helpful wizards lead users effortlessly through each step, transforming the filing process and offering one-step filing Additionally, Sapiens offers Sapiens CheckPro (formerly called StoneRiver Power2Pay) and Sapiens Reporting Tools.

Sapiens Business Decision Management Solutions

Sapiens Decision is a set of complete decision management solutions that place software development in the hands of the business domain and enforce business logic across all enterprise applications. Decision effectively addresses the complexity of determining and then translating business logic – data, business rules and machine learning used to make business decisions – into operational code. The business side of the organization can model, validate, test and simulate the business logic required for all new processes using Sapiens Decision. The process takes days or weeks, instead of months or years. A rigorous, structured approach ensures accuracy, efficiency and consistency during modeling. The models may then be automatically generated and deployed as code into automated DevOps environments, ensuring that the software is fully aligned with the organization’s business needs.

Sapiens is currently focusing on the development and marketing of Sapiens Decision in the financial services market in North America and Western Europe. Sapiens is building best practices to be used primarily by mortgage, retail and investment banking where the scale and complexity of operations requires enterprise-grade technology that can easily be adapted as policies and business strategies rapidly evolve. Sapiens also developed and markets Sapiens Decision for the insurance industry and leverage its industry knowledge and close relationships with its existing customers and partners Decision targets multiple markets, including consumer and commercial, investment and mortgage banking; as well as the P&C and life insurance markets.

Sapiens Decision for Insurance (formerly called Sapiens DECISION) enables insurers to efficiently adapt their business operations to the demands of digital transformation, changing regulations, customer demands and increasing competition. It is currently used by a top-tier, P&C insurance company to implement process automation and effect digital transformation. Sapiens Decision transforms how insurance carriers are approaching change, by modernizing traditional business rules management. It enables insurers to grow their business and respond to market needs through accurate and consistent enforcement of business rules and policies.

Technology-Based Solutions

Sapiens eMerge

Sapiens eMerge is a rules-based, model-driven architecture that enables the creation of tailor-made, mission-critical core enterprise applications with little or no coding. Sapiens’ technology is intended to allow customers to meet complex and unique requirements using a robust development platform. For example, Sapiens performs proxy porting for its customers in an efficient, cost effective manner with Sapiens eMerge.

Sapiens’ Global Services

The Sapiens Service Suite is comprised of three main pillars: program delivery, business services and managed services, as well as Sapiens’ various methodologies (which are applied across the first three pillars).

Program delivery includes:

●	Project and program management

●	Core development and implementation

●	Integration

●	Deployment

●	Testing

Business transformation services are comprised of:

●	Business transformation – planning and strategy, business process evaluation, training and change management

●	Digital transformation – business model and processes transformation, plus data management consolidation and data migration

●	User acceptance testing (UAT)

●	System integration

Managed services include:

●	Hosting services

●	Application and system management

●	Ongoing production support

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

Benefits include:

●	Project delivery experience – more than 35 years of field-proven project delivery of core system solutions, based on best practices and accumulated experience.

●	System integration – we help our customers deploy modern solutions, while expertly integrating these solutions with their legacy environments that must be supported.

●	Global presence – insurance and technology domain experts are located close to our customers to provide professional services.

Sapiens’ implementation teams assist customers in building implementation plans, integrating our software solutions with their existing systems, and deploying specific requirements unique to each customer and installation. Sapiens’ business services include API integration management and business intelligence (BI) and advanced analytics consolidation. Sapiens’ managed services offer ongoing production support and a 24/7 help desk.

Sapiens’ service teams possess strong technology skills and industry expertise. The level of service and business understanding they provide contributes to the long-term success of Sapiens customers. This helps Sapiens develop strategic relationships with their customers, enhances information exchange and deepens their understanding of the needs of companies within the industry.

Through Sapiens’ service teams, Sapiens provides a wide scope of services and consultancy around their core solutions, both in the initial project implementation stage, as well as ongoing additional services. Many of Sapiens customers also use their services and expertise to assist them with various aspects of daily maintenance, ongoing system administration and the addition of new solution enhancements.

Such services include:

●	Adding new lines of business and functional coverage to existing solutions running in production

●	Ongoing support services for managing and administering the solutions

●	Creating new functionalities, per specific requirements of our customers

●	Assisting with compliance for new regulations and legal requirements

In addition, most of Sapiens’ clients elect to enter into an ongoing maintenance and support contract with them. The terms of such a contract are usually twelve months and are renewed every year. A maintenance contract entitles the customer to technology upgrades (when made generally available) and technical support. Sapiens also offers introductory and advanced classes and training programs available at its offices and customer sites.

Sapiens Partners with several system integration and consulting firms to achieve scalable, cost-effective implementations for its customers. Sapiens has developed an efficient, repeatable methodology that is closely aligned with the unique capabilities of its solutions.

Sales and Marketing

Sapiens’ main sales channel is direct sales, with a small portion of partner sales. Sapiens’ sales team is dispersed across its regional offices in North America, the United Kingdom, Belgium, France, Israel, Australia, India, Poland and the Nordics. The direct sales force is geared to large organizations within the insurance and financial services industry.

In 2018, Sapiens continued to significantly invest in its target regions – North America, the UK, Europe and South Africa – and in its sales, presales, domain experts and marketing teams. We anticipate that the Sapiens sales team will leverage its proximity to customers and prospective clients to drive more business, and offer our services across our target markets.

Sapiens account managers were focused on building ongoing relationships with existing customers during the past year, to maintain a high level of customer satisfaction and identify up-selling opportunities within these organizations. We believe that a high level of post-contract customer support is important to Sapiens continued success.

As part of Sapiens sales process, Sapiens typically sells a package that includes a license, implementation, customization and integration services, and training services. All of Sapiens’ clients for whom it has deployed its solutions elect to enter into an ongoing maintenance and support contract with Sapiens. We aim to expand Sapiens’ distribution model to include more channel partners and system integrators, but we intend to maintain the direct sales model as Sapiens’ prime distribution channel.

Sapiens’ sales and marketing representatives attend major industry trade shows to improve Sapiens visibility and its market recognition. Additionally, Sapiens host client conferences– such as its annual Sapiens Client Conference, which took place in North Atlanta, U.S. in September 2016; in Lisbon, Portugal in October 2017; and in San Antonio, Texas, U.S. in 2018. We continue investing in our web presence and digital marketing activities to generate leads and enhance our brand recognition. As previously mentioned, Sapiens invested in its rebranding that included a new website that was launched in 2018 through early 2019. Sapiens maintains a blog channel (“Sapiens Spotlight”), and also invests in its working relationships and advisory services within the global industry-analyst community.

Sapiens works together with standards providers – such as ACORD and MISMO– to further enrich its offerings and provide its customers with comprehensive and innovative solutions that address the entire breadth of their business needs.

Geographically, Sapiens derived 47.1%, 44.4%, 4.6% and 3.9% of its revenue from North America, Europe, Asia-Pacific and South Africa regions, respectively, in the year ended December 31, 2018, and 40.7%, 44.9%, 6.7% and 7.7%, from those regions, respectively, in the year ended December 31, 2017.

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

In recent years, the number of available enterprise applications has grown significantly which has led information system complexity within many organizations to a level that has obstructed business progress and evolution, reduced business agility and led to significantly higher costs. We believe this complexity will continue to increase in the future. Although it is not unusual for organizations to operate multiple applications, systems and platforms that were created utilizing disparate programming languages, the complexity of these environments typically reduces an organization’s operating flexibility, hinders decision-making processes and leads to costly inefficiencies and redundancies. When organizations seek to swiftly change, update and upgrade IT assets to support new business processes or to cope with changes in business and regulatory environments, they often find that the introduction and integration of new or upgraded business applications is more complex than expected, requires significant implementation resources, takes a long time to implement and is costly. The proliferation of smartphones and mobile platforms necessitates device-independent and future-proof business solutions for fast, simple, and cost-effective mobile deployment. In addition, new cloud computing technologies present enterprises with an opportunity to realize greater agility and meaningful cost savings to businesses, creating a growing need for further changes to enterprises’ IT applications and systems.

Based on Gartner, Inc., or Gartner, a leading research and advisory firm providing information technology related insight, despite uncertainty fueled by recession rumors, Brexit, and trade wars and tariffs, the likely scenario for IT spending in 2019 is growth, with the global enterprise information technology market growing by 3.9% in 2018 and expected growth for 2019 and 2020 of 3.2% (to $3.76 trillion) and 2.8%, respectively (Gartner, Worldwide IT Spending Forecast, Q4.18 Update, January 2019). The market consists of five primary components, including communication services, IT services, devices, enterprise software and data center systems. The IT services segment represented $983 billion (26.9%) of the overall IT spending in 2018, and 27.3% of the total expected market opportunity in 2019. The enterprise software segment represented $397 billion (10.9%) of overall IT spending in 2018, and 11.4% of the total expected market opportunity in 2019. Gartner also reports that ongoing spending to support digitalization initiatives in areas such as bimodal IT and customer experience underlies strength in application markets (Gartner Forecast Alerts: IT Spending, Worldwide, Q418 Update).

The pace of digital transformation is also accelerating at companies all around the world. Customers are increasingly demanding an all-digital experience from the companies they do business with. They seek instant gratification through real-time updates or instant customer service without having to talk to or wait for other human beings. Employees are also pushing for a more digital experience in their workplaces. The confluence of these internal and external forces is causing companies of all sizes to put digital transformation goals at the top of the agenda. It is becoming clearer that companies will need to embrace and prioritize the creation of a digital operating environment to gain a competitive edge and be able to recruit and maintain a talented employee base. The confluence of these internal and external forces is causing companies of all sizes to put digital transformation goals at the top of the agenda. It is becoming clearer that companies will need to embrace and prioritize the creation of a digital operating environment to gain a competitive edge and be able to recruit and maintain a talented employee base.

Although the market for low-code development platforms is not new by any means, it has certainly started to gain more traction over the past couple of years and is expected to continue its strong growth as the gap between the important role of software at large enterprises and the lack of software skills in the market continues to widen. Forrester expects the market to increase to $21.2 billion by 2022, up from $3.8 billion in 2017, a CAGR of 41%. Some of the highest-growth years for the market are expected to be between 2019 and 2021, where growth is expected to be over 50%.

Manual coding and application development is a complex and time-consuming process with an end result that is not guaranteed. The process requires constant iteration as bugs are discovered and new features are integrated. In addition, the communication gap and general disconnect between developers and end-users are critical shortcomings of manual coding that results in business applications that are less than ideally designed. Many of these problems can be addressed by low-code and no-code development platforms. The enterprise application development software market consists of several application development sub-segments and includes large dominant players such as IBM, Microsoft, Oracle, Salesforce.com, HP, CA Technologies and Compuware as well as a large number of highly specialized vendors, with focused capabilities for specific vertical markets. Huge backlogs of enterprise app development work and growing demand for apps coupled with shortage and expense of skilled programmers, is increasingly leading enterprises to turn to low-code/no-code application development platforms that democratize the development process and give business users the ability to develop applications themselves with minimal or no assistance from IT. Through the adoption of business applications, these business users are increasingly looking for ways to automate manual workflows and become more efficient and effective by reallocating their time to solving more complex business problems. Even IT resources and developers are using low-code development tools to increase their development speed and reduce backlog. a growing market for low-code/no-code development platforms.

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

The underlying principles and purpose of Magic Software’s technology are to provide:

●	Simplicity – the use of code-free/low code development tools instead of hard coding and multiple programming languages;

●	Business focus – the use of pre-compiled business logic and components eliminates repetitive, low level technical and coding tasks;

●	Comprehensiveness – the use of a comprehensive development and deployment platform offers a full end-to-end development, deployment and integration capability;

●	Automation of mundane tasks – to accelerate development and maintenance and reduce risk; and

●	Interoperability – to support business logic across multiple hardware and software platforms, operating systems and geographies.

In addition, Magic Software also offers a variety of vertical-targeted products that are focused on the needs and requirements of specific growing markets. Certain of these products were developed utilizing Magic Software’s application development platform.

Magic Software’s vertical software solutions include:

●	Clicks, offered by Magic Software’s Roshtov subsidiary: The Clicks is a proprietary comprehensive core software solution for medical record information management systems, used in the design and management of patient-file for managed care and large-scale healthcare providers. The platform is connected to each provider clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers;

●	Leap™, offered by Magic Software’s Formula Telecom Solutions subsidiary: The Leap™ is a proprietary comprehensive core software solution for BSS, including convergent charging, billing, customer management, policy control, mobile money and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries;

●	Hermes Solution, offered by Magic Software’s Hermes Logistics Technologies Ltd. subsidiary: The Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Hermes Solution covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. The Hermes Solution is delivered on a licensed or fully hosted basis. Hermes recently supplemented its offering with the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools;

●	HR Pulse, offered by Magic Software’s Pilat NAI, Inc. and Pilat Europe Ltd. subsidiaries: The Pulse (now in its 10th release) is a proprietary tool for the creation of customizable HCM solutions quickly and affordably. It has been used by Pilat to create products, such as Pilat Frist and Pilat Professional, that provide “out of the box” SaaS solutions for organizations that implement Continuous Performance and/or Talent Management, and

●	MBS Solution, offered by Magic Software’s Complete Business Solutions Ltd. subsidiary: MBS Solution is a proprietary comprehensive core system for managing TV broadcast channels.

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

Magic Software has identified the following trends that are relevant to the markets we operate in:

●	Increasingly complex business integration: In recent years, enterprises operate multiple applications and platforms, using various programming languages, resulting in complex enterprise information systems. Such systems and the ability to swiftly change, update, and upgrade them to support new business processes are crucial to the enterprise’s ability to cope with changes in the business, economic and regulatory environment. However, the introduction and integration of new business applications is complex, requires significant time and human resources and entails significant and often unpredicted costs. Therefore, enterprises are in need of solutions that will facilitate the rapid and seamless deployment of business applications.

●	Reusing IT assets/enterprise applications: In an increasingly dynamic technology, business and economic environment, organizations face mounting pressure to continue to leverage their large IT investments in enterprise applications, such as ERP and CRM, while increasing their ability to change business processes and support new ones. Tools to support lightweight yet rapid, iterative and modular development methodologies, reusable architectures and application life-cycle management are primary drivers for spending on application development worldwide.

●	Enterprise mobility: With the proliferation of smartphones and mobile platforms that support enterprise mobility, enterprise users now expect instant access to real-time information, a rich user experience, seamless integration with various enterprise systems and support to multiple mobile devices. As such, enterprises need to be able to develop device-independent and robust business solutions for fast and cost-effective mobile deployment.

●	Cloud, Platform-as-a-Service and Software-as-a-Service: Cloud, Platform-as-a-Service (PaaS) and Software-as-a-Service (SaaS) are each becoming a well-established phenomenon in some areas of enterprise IT. Cloud-hosted applications continue to grow as alternatives to internally managed systems as they deliver greater agility and meaningful cost savings to businesses. In addition, fast time-to-deployment, low cost-of-entry, and adoption of pay-as-you-go models drive growing adoption of SaaS applications. In turn, SaaS applications enable the rapid construction, deployment and management of some custom-built applications accessed as a service in the cloud. With more SaaS deployments, the need for integration tools that bridge the cloud apps with on-premise application increases.

●	Big Data: The amount of digital information that is being generated by enterprises each year, across a number of diverse data sources and formats, is growing rapidly. Enterprises are required to retain, process and analyze data to attain meaningful insights and gain competitive advantages, and therefore require versatile and flexible tools in order to quickly and reliably process these increasingly large amounts of data.

●	IT Consulting: The typical software-based projects of IT consulting have been gradually shifting towards software and technology-driven solutions that can be embedded into clients’ systems, providing ongoing engagement services.

●	Sourcing processes: The need for a faster go-to-market process as well as constrained resources in IT departments is resulting in greater influence by specific business units on the purchasing decision as opposed to the traditional sourcing process. The traditional outsourcing business model of capacity on demand is also transitioning towards a model of capability on demand. Information technology service buyers are increasingly looking at outcome-driven managed services with a tighter integration between software, service and infrastructure.

●	Mobility & IT skills shortage: Growth in mobility skills demand is outpacing organizations’ ability to keep up, resulting in mobile strategists facing a skills shortage across the entire mobility ecosystem, with mobile application development skills in greatest demand. Poor availability of skilled staff is driving mobile strategists to outsource many functions across the mobility ecosystem, including application development and testing services. The increasing mobility skills gap will force mobile strategists to use a multifaceted application development and delivery approach.

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

In February 2018, Magic Software released Magic xpa 3.3 with a more seamless and easier integration with Java, similar to the already existing integration with .NET, making the Magic xpa platform even more robust. Along with that, we provided a new WS provider mechanism, built on Apache Axis2, enhancing our current WCF based capabilities.

In August 2018, Magic Software released Magic xpa 4.0 with its new Angular-based web application framework that provides developers and Angular developers with the power to develop device-agnostic and feature-packed Web applications. Magic xpa 4.0 decouples the business logic from the presentation of the apps providing developers with the flexibility to use the Angular open-source platform with industry-standard state-of-the-art technologies, including HTML5, CSS, and JavaScript for designer-quality screens, while benefiting from the productivity, security, and scalability capabilities provided by our low-code development platform.

In addition, Magic Software’s 2019 roadmap includes the release of a 64-bit edition of Magic xpa, featuring a full 64-bit runtime engine for Windows and Linux.

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

In March 2018, Magic Software released Magic xpi version 4.7 with a new OData Provider connector, Active Directory Federation Services (ADFS) support for the SharePoint Online (MOSS) connector. This version provides the ability to write new connectors based on Magic xpa Application Platform’s runtime technology and multiple features to improve programming productivity, such as visual indicators of data flow status and an enhanced monitor to provide an even more accurate bird’s eye view of all running projects.

In October 2018, Magic Software announced that Magic xpi Integration Platform 4 achieved SAP-certified integration with SAP S/4HANA, enabling our customers to optimize business processes through automation across leading ERP, CRM, finance, and other enterprise systems using a single platform.

In February 2019, Magic Software released Magic xpi version 4.9 with a new REST client connector, ODATA connector enhancements, inherent UPSERT support in the data mapper, and built-in cloud support.

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

Magic Software - IT Services

The IT services segment of the market is comprised of a broad array of specific segments such as infrastructure design and delivery, application development, technology consulting planning and implementation services, support services and supplemental outsourcing services. In addition, IT professional services include quality assurance, product engineering services and process consulting. The IT services segment is also undergoing a profound transition, with some key trends that have accelerated recently. Growing demand for mobile and cloud-based applications as well as Big Data solutions also entails more complex IT development and integration projects which management and implementation require a higher level of expertise, In addition, the typical software-based projects of IT consulting have been gradually shifting towards software and technology-driven solutions that can be embedded into clients’ systems, providing ongoing engagement services. This transition has been accentuated by an underlying change in IT services sourcing processes: the need for a faster go-to-market process as well as constrained resources in IT departments is resulting in greater influence by specific business units on the purchasing decision as opposed to the traditional sourcing process. The traditional outsourcing business model of capacity on demand is also transitioning towards a model of capability on demand. Information technology service buyers are increasingly looking at outcome-driven managed services with a tighter integration between software, service and infrastructure.

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

With more than 1,700 experts and hundreds of projects gone live in a variety of advanced technologies in the U.S., Europe and Israel, Magic Software has developed significant expertise and accumulated vast experience in integration projects. Such projects are typically more complex and require a high level of industry knowledge and highly skilled professionals. Magic Software’s integration expertise, as well as its global reach allows it to deliver comprehensive, value added services to its customers. Its IT services customers include major global telecoms, OEMs and engineering, furnish and installation service companies.

Strategic Consulting and Outsourcing Services

Magic Software provides a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, DevOps (Development & Operations), Mobile, Big Data and Analytical BI, M/F, cloud computing for deployment of highly available and massively-scalable applications and APIs, as well as supplemental outsourcing services. Its wholly-owned subsidiaries, Fusion Solutions LLC, Xsell Resources Inc., Allstates Consulting Services LLC, Futurewave Systems, INC., the Comm-IT Group, Infinigy Solutions LLC., Comblack Ltd. and Shavit Software (2009) Ltd. provide advanced IT consulting and outsourcing services to a wide variety of companies including Fortune 1000 companies. Magic Software’s technical personnel generally supplement the in-house capabilities of its customers. Its approach is to make available a broad range of technical personnel to meet the requirements of its customers rather than focusing on specific specialized areas. Magic Software has extensive knowledge of and has worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Its consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and IT areas and with a substantial and a growing database of telecom talent, Magic Software can rapidly respond to a wide range of requirements with well qualified candidates. Its customer list includes major global telecoms, OEMs and engineering, furnish and installation service companies. Magic Software has built long-term relationships with its customers by providing expert telecom talent. Magic Software provides individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, Magic Software configures teams of technical consultants for assigned projects at its customers’ sites.

Sales, Marketing and Distribution

Magic Software sells its solutions and services globally through its own direct sales representatives and offices and through a broad sales distribution network, including independent country distributors, independent service vendors that use Magic Software’s technology to develop and sell solutions to their customers, and system integrators. Magic Software also offers software maintenance, support, training, and consulting services in connection with its products, thus aiding the successful implementation of projects and assuring successful operation of the platforms once installed. Magic Software sells its integration solutions to customers using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400), Oracle JD Edwards, Microsoft SharePoint, Microsoft Dynamics, SugarCRM and other eco-systems. As such, Magic Software enjoys a well-diversified client base across geographies and industries including oil & gas companies, telecommunications groups, financial institutions, healthcare providers, industrial companies, public institutions and international agencies.

As of December 31, 2018, Magic Software had approximately 140 sales personnel, including a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support its sales force.

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

Michpal

Michpal, an Israeli registered company, is a developer of proprietary, on-premise payroll software solution for processing traditional payroll stubs to Israeli enterprises and payroll service providers. Michpal also developed several complementary modules such as attendance reporting, which are sold to its customers for additional fees. As of December 31, 2018, Michpal serves approximately 8,000 customers, most of which are long-term customers.

As part of its payroll software solution Michpal allows the preparation of employee paychecks, pay statements, supporting journals, summaries, and management reports and supports monthly and year-end regulatory and legislative payroll tax statements and other forms such as payroll social and income taxes, to its clients and their employees. In addition, Michpal enables its clients to connect to certain major enterprise resource planning, or ERP, applications with a certified connector

In January 2018, Michpal released its new product and a new service line – “Michpal Pension” and “Michpal PensionPlus”, respectively, which led to a 25% increase in revenues of Michpal year over year. These solutions enable all Israeli employers to digitally report their employees’ pension fund payments to their respective pension funds as required by Israeli law (this requirement took effect on February 1, 2018 for employers who employ more than 21 employees and on February 1, 2019 for employers who employ more than 10 employees).

In November 2018, Michpal expanded its business through the acquisition of an 80% share interest in Effective Solutions Ltd., an Israeli company that provides consulting services in the fields of operational cost savings and procurement, as well as salary control and monitoring. The two companies have launched, in November 2018, a new service called ‘Michpal YEDA’, adopted by more than 50% of Michpal’s customers, which allows clients to consult with team of experienced professionals, including employment attorneys and HR experts, with respect to payroll, labor, pensions, social security and employee income tax matters.

In January 2019, Michpal launched a supplement service line, “Michpal 360”, specially tailored for payroll service providers, allowing them to offer their clients to digitally report their employees’ pension fund payments to their respective pension funds as required by law.

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

Supporting Tools:

TSG offers a variety of supporting system and solutions, providing dynamic and customizable field proven applications for in the following verticals:

●	Facility Management

●	Recording and Debriefing systems

●	Trainers and Simulators

●	Mapping Engines

Geographical Distribution of Revenues

The following table summarizes our consolidated revenues classified by geographic regions of our customers, for the periods indicated:

	Year ended December 31,
	2017	2018

Israel	$846,298	$893,605
International:
United States	322,892	418,148
Europe	131,025	141,316
Africa	24,370	13,726
Japan	15,763	11,053
Other (mainly Asia pacific)	14,791	15,140

Total	$1,355,139	$1,492,988

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

Matrix’s Competitive Landscape

Matrix’s principal competitors in the domestic Israeli market are Israeli IT services companies and systems integrators, the largest of which are Hilan Ltd., Malam-Team, One-1, Taldor Computer Systems, Aman, the Elad Group, Yael, SQLink, Emet, LogOn, and HMS. In addition, in recent years, large accounting and advisory firms such as Deloitte and E&Y have expanded their service portfolio to include managed services and consulting in the fields of BI, Cybersecurity, ERP and CRM. We view these firms as direct competition, given that they already have a deep understanding of a particular client’s business because of the accounting and auditing services they provide, and given the trust that they have developed with the client, which is an essential part of providing any services to a client. This international trend is as evident in Israel as it is in all major markets around the world. Matrix’s competitors in the United States market include many companies that provide similar services to those of Matrix, as well as providers of offshore services which utilize low rates. In some cases, Matrix competes with IBM, Accenture and the large accounting and advisory accounting firms. Matrix’s international competitors in the Israeli marketplace include Microsoft, IBM, HP, Oracle and CA. These international competitors often use local subcontractors to provide personnel for contracts performed in Israel. Most of these international entities are also business partners of Matrix. Competitors with respect to infrastructure solutions include HP, Lenovo and Dell. With respect to cloud services, competitors include All Cloud, DoIT, Google, Microsoft and Amazon Web Services. Matrix competitors with respect to training are the training centers of the Technion, IITC, HackerU, Ness Technologies, SQLink and Sela.

Sapiens’ Competitive Landscape

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

Examples of Sapiens’ primary competitors in the insurance software solutions market are:

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

We differentiate Sapiens from its potential competitors in respect of the competitive landscape for insurance software solutions through the following key factors:

●	Sapiens offers innovative and modern software solutions, with rich functionality and advanced, intuitive user interfaces.

●	Sapiens uses model-driven architecture that allows rapid deployment of the system, while reducing total cost of ownership.

●	Our solutions are built using an architecture that allows customers to implement the full solution or components, and readily integrate the solution or individual components into their existing IT landscape.

●	Strong and global partnership program, with established IT players and new insuretech companies, ensures linkage to innovative technologies and new business models, as well as ongoing work to embed innovation into Sapiens platforms.

●	We recognize technology trends and invest in adjusting our solutions to keep pace with today’s frenetic evolutions.

●	We are able to fund R&D investment and maintain the competitive advantage of our products, due to our large and growing customer base and financial stability.

●	Our delivery methodology is based on extensive insurance industry experience and cooperation with large insurance companies globally. Our track record over the past few years in developing a strong off-shore development center is also a significant parameter in differentiating our abilities in the services space.

●	We leverage our proven track record of successful delivery to help our customers deploy our modern solutions, while integrating with their legacy environment (when that legacy environment must remain supported).

 With respect to Sapiens DECISION, we believe that Sapiens is considered a pioneer in its disruptive market landscape. Since the introduction of Sapiens’ innovative approach to enterprise architecture to the market, Sapiens has identified only a small number of potential competitors.

We differentiate Sapiens from its potential competitors in respect of the competitive landscape for Business Decision Management Solutions through the following key factors:

●	We believe that Sapiens Decision is the only solution (that is currently generally available and already in production) that offers a true separation of the business logic in a decision management system for large enterprises.

●	Sapiens Decision is unique in its proven ability to support complex environments, with a full audit trail and governance that is crucial for large financial services organizations.

●	We understand complex environments where Decision is deployed, due to our experience delivering complex, mission-critical solutions.

Magic Software’s Competitive Landscape

With respect to Magic xpa, Magic Software competes in the application platform, SOA architecture and enterprise mobility markets. Among its current competitors are Kony, IBM, Microsoft, Adobe, Oracle, SAP Sybase, OutSystems, Uniface, Progress Software, Mendix, and Pegasystems. With respect to Magic xpi, Magic Software competes in the integration platform market. Among its current competitors are IBM, Informatica, TIBCO, Scribe, MuleSoft, Jitterbit, Talend and Software AG.

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

Michpal’s Competitive Landscape

The Israeli market in which Michpal, operates is very fragmented, and Michpal’s main current competitors in that market are Hilan, MalamTeam, Tamal, Synel, Oketz systems and others.

Our goal is to maintain our technological advantages, time-to–market, and worldwide sales and distribution network. We believe that the principal competitive factors affecting the market for our products include developer productivity, rapid results, product functionality, performance, reliability, scalability, portability, interoperability, ease-of-use, demonstrable economic benefits for developers and users relative to cost, quality of customer support and documentation, ease of installation, vendor reputation and experience, financial stability as well as intuitive and out-of-the-box solutions to extend the capabilities to effectively manage their operations and reduce their business risks in the face of changing business environments.

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

In addition, our quarterly results are also influenced by the number of working days in each period. In Israel. For example, during the Jewish holidays period (typically at the end of the third quarter and beginning of the fourth quarter or at the end of the first quarter and beginning of the second quarter), when the number of working days is lower, we tend to see a decrease in our revenues which may impact our quarterly results. Following are the number of standard working hours in each quarter of 2018 and 2019 in the Israeli market, which accounts for approximately 60% of our annual revenues:

	1st quarter	2nd quarter	3rd quarter	4th quarter

2018	576	559.5	539.5	585

2019	578.5	545	574	537.5

2018	25%	25%	24%	26%

2019	26%	24%	26%	24%

In 2018, for example, the Jewish holidays all took place during the third quarter which negatively impacted our results by reduced billable hours while in 2017 the Jewish holidays took place during both the third and fourth quarter. In 2019, we expect seasonality due to the Jewish holiday periods to adversely impact the second and fourth quarters.

The following table presents our revenues allocation per quarter in 2017 and 2018 (in percentage):

	1st quarter	2nd quarter	3rd quarter	4th quarter

2017	23.0%	24.3%	25.7%	27.0%

2018	25.0%	24.3%	24.3%	26.4%

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

With respect to our defense sector activities, the IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, a majority of TSG’s revenues in 2018 was dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli government funds research and development, it usually acquires rights to data and inventions. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the product is purchased without development effort, we normally retain the principal rights to the technology. Subject to applicable law, regulations and contract requirements, TSG attempts to maintain its intellectual property rights and provide customers with the right to use the technology only for the specific project under contract

Regulatory Impact

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

The following table presents certain information regarding the control and ownership of our directly held investments in subsidiaries and affiliates, as of March 31, 2019.

Subsidiaries and affiliate	Country of Incorporation	Percentage of Ownership
Matrix IT Ltd.	Israel	48.9%

Sapiens International Corporation N.V.	Cayman Islands	48.1%

Magic Software Enterprises Ltd.	Israel	45.2%

Michpal Micro Computers (1983) Ltd.	Israel	100.0%

TSG IT Advanced Systems Ltd.	Israel	50.0%

InSync Staffing Solutions, Inc.	Delaware	90.1%

The common shares of Sapiens and the ordinary shares of Magic Software are traded on the NASDAQ Capital Market and the NASDAQ Global Select Market, respectively, and on the TASE, and the ordinary shares of Matrix are traded on the TASE.

D.	Property, Plants and Equipment

Formula’s headquarters, as well as the headquarters and principal administrative, finance, sales, marketing and research and development office of Magic Software, are located in Or-Yehuda, Israel, a suburb of Tel Aviv. Magic Software leases its and our office space, constituting approximately 23,841 square feet, under a lease which expires in June 2019. Magic Software has an option to terminate the lease agreement upon six months prior written notice. In addition, Magic Software leases office space in the United States, Europe, Asia and South Africa. In 2018, Magic Software’s rent costs totaled $2.4 million, in the aggregate, for all of its leased offices.

Matrix leases approximately 600,000square feet of office space in Israel pursuant to leases which expire primarily in three to four years. This includes Matrix’s facility in Herzliya, which serves as Matrix’s corporate headquarters. In addition, Matrix leases an aggregate of approximately 90,000 square feet of office space in locations outside of Israel, in the United States, Bulgaria, Macedonia, Hungary and India. The lease terms for the spaces that Matrix currently occupies are generally three to four years. In the year ended December 31, 2018, Matrix’s rent costs totaled $19.7 million, in the aggregate, for all of its leased offices.

Sapiens leases office space in Israel, the United States, India, Poland, South Africa, the United Kingdom, Latvia, China, Canada and Denmark. The lease terms for the spaces that Sapiens currently occupies are generally five to eleven years. Based on Sapiens’ current occupancy, it leases the following amount of space in the following locations: in Israel, approximately 128,000 square feet of office space; in the United States, approximately 77,000 square feet; in India, approximately 82,000 square feet; in Poland, approximately 34,600 square feet; in South Africa, approximately 42,300 square feet; in the United Kingdom, approximately 21,300 square feet; in Latvia, approximately 8,500 square feet; in China, approximately 2,900 square feet; in Canada, approximately 1,400 square feet; and, in Denmark, approximately 200 feet. Sapiens also occupies 10,243 square feet of office space in the United States that constitutes owned real property. In 2018, Sapiens rent costs totaled $7.2 million, in the aggregate, for all of its leased offices. Sapiens’ corporate headquarters are located in Israel and its core research and development activities are performed at its offices across Israel. The lease at Sapiens headquarters in Holon, Israel is for a term in excess of four remaining years and Sapiens holds an option to extend the term for additional five years.

Michpal leases approximately 7,500 square feet of office space in Israel pursuant to a lease agreement that expires primarily in three years. The properties covered by this lease agreement include Michpal’s facility in Tel-Aviv, which serves as Michpal’s corporate headquarters. As of December 31, 2018, Michpal’s lease is for a term of in excess of one remaining year, and Michpal has an option to extend the term for an additional three-year term. During the year ended December 31, 2018, Michpal’s rent costs totaled $0.2 million, in the aggregate, for its leased office space.

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

Other than in our joint control in TSG in which each of we and Israeli Aerospace Industries Ltd. holds 50% of its voting power, we currently have effective control under IFRS 10 in each of our other investees, Matrix, Sapiens, Magic Software, Michpal and InSync despite the lack of absolute majority of voting power in Matrix, Magic Software and Sapiens. As a result of our effective control in these investees as of December 31, 2018 and in accordance with IFRS, we consolidated their financial results with ours throughout the period covered by the financial statements included in Item 18 of this annual report. Prior to our transition to reporting under IFRS, we consolidated investees in which we held an equity interest only if we held a controlling interest in those companies. Under IFRS 10, we may consolidate entities in which we have effective control. For further information, please see Note 2(3) to our consolidated financial statements included in Item 18 of this annual report.

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

Our consolidated financial statements for the years ended December 31, 2017 and 2018 are prepared in accordance with IFRS. For all periods up to and including the year ended December 31, 2015, we had historically prepared our financial statements in accordance with U.S GAAP. In order to comply with requirements of the SEC related to our transition to IFRS, we set the date of transition as January 1, 2015 and retrospectively applied IFRS as of that date and for the year ended December 31, 2015. We have presented herein consolidated statements of financial position that comply with IFRS as of December 31, 2017 and 2018. Our consolidated statements of profit or loss presented herein in accordance with IFRS cover the years ended December 31, 2016, 2017 and 2018.

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

Our functional and reporting currency

The currency of the primary economic environment in which our operations and certain of our subsidiaries are conducted is the dollar, Thus, our functional currency and that of certain of our subsidiaries is the dollar. Formula has elected to use the dollar as its reporting currency for all years presented.

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

In joint ventures the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is accounted for by using the equity method at equity

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

Upon the acquisition of an associate or a joint venture achieved in stages when the former investment in the acquiree was accounted for pursuant to the provisions of IAS 9, we adopt the principles of IFRS 3 regarding business combinations achieved in stages. Consequently, equity interests in the acquiree that had been held by us prior to achieving significant influence or joint control are measured at fair value on the acquisition date and are included in the acquisition consideration while recognizing a gain or loss resulting from the fair value measurement.

The equity method is applied until the loss of significant influence in the associate or loss of joint control in the joint venture or classification as investment held for sale. On the date of loss of significant influence or joint control, we measure any remaining investment in the associate or the joint venture at fair value and recognize in profit or loss the difference between the fair value of any remaining investment plus any proceeds from the sale of the investment in the associate or the joint venture and the carrying amount of the investment on that date.

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

IFRS 15, “Revenue from Contracts with Customers”, or the Standard, issued by the IASB in May 2014, supersedes IAS 11 ‘Construction Contracts’, IAS 18 ‘Revenue from contracts with customers’ and related interpretations and applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards.

The accounting policy for revenue recognition that applied until December 31, 2017 is as follows:

Revenues are recognized in profit or loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to us, and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration less any trade discounts, volume rebates and returns.

The following are the specific revenue recognition criteria which must be met before we recognize revenue:

i.	Revenues from software solutions and services:

a)	Revenues from contracts based on actual inputs. Revenues from master agreements based on actual inputs are recognized based on actual labor hours.

b)	Outsourcing. These agreements are similar in nature to agreements that are based on actual labor hours. We allocate employees to projects that are generally managed by the customers at their charge based on the pricing of labor hours. Revenues are recognized based on actual labor hours.

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

With respect to revenues that involve significant implementation and customization services to customer specific requirements and which are considered essential to the functionality of the product offered (for example, when we sell software licenses as part of an overall solution offered to a customer that combines the sale of software licenses, which includes significant implementation that is considered essential to the functionality of the license), whether generated by fixed-price or time-and-materials contracts, we account for revenues for the services together with the software under contract, using the percentage-of-completion method. The percentage-of-completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion. These types of revenues are mainly included in our proprietary software products and related services, and software services, revenue streams.

The use of the percentage-of-completion method for revenue recognition requires the use of various estimates, including, among others, the extent of progress towards completion, contract completion costs and contract revenue. Profit to be recognized is dependent upon the accuracy of estimated progress, achievement of milestones and other incentives and other cost estimates. Such estimates are dependent upon various judgments we make with respect to those factors, and some are difficult to accurately determine until the project is significantly underway. Progress is evaluated each reporting period. We recognize adjustments to profitability on contracts utilizing the percentage-of-completion method on a cumulative basis, when such adjustments are identified. We have a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenue and contract completion costs on our long-term contracts. However, due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates.

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

We recognize revenues from the sale of software (i) only after the significant risks and rewards of ownership of the software have been transferred to the buyer for which a necessary condition is delivery of the software, either physically or electronically, or providing the right to use or permission to make copies of the software, (ii) the amount of revenues can be measured reliably, (iii) it is probable that the economic benefits associated with the transaction will flow to us and the costs incurred or to be incurred in respect of the transaction can be measured reliably, (iv) we do not retain any continuing management involvement that is associated with ownership and (v) we do not retain the effective control of the sold software. We report income on a gross basis since we act as a principal and bear the risks and rewards derived from the transaction. In addition, we recognize revenues from providing software related services. When the stage of completion cannot be determined reliably, revenues are recognized on a straight-line basis over the agreement period.

Revenue from third-party sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

Revenues from sale agreements that do not provide a general right of return and consist of multiple elements such as hardware, service and support agreements are split into different accounting units which are separately recognized. An element only represents a separate accounting unit if and only if it has stand-alone value for the customer. Moreover, there should be reliable and objective evidence of the fair value of all the elements in the agreement or of the fair value of undelivered elements. Revenues from the various accounting units are recognized when the revenue recognition criteria are met with respect to all the elements of the accounting unit based on their specific type and only up to the amount of the consideration that is not contingent on completion or performance of the other elements in the contract.

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

Revenues from trainings and implementations are recognized when providing the service. Revenues from training services in respect of courses conducted over a period of up to three months will be recognized over the period of the course. Revenues from training services in respect of courses ordered in advance and long-term or short term (for a period of up to a year) retraining courses will be recognized over the period of the course. Revenues from projects which are usually ordered by organizations, will be recognized under the actual inputs by using the basis hours actually invested in the project.

iv.	Revenues from hardware products and infrastructure solutions:

Revenues from hardware products and infrastructure solutions are recognized after all the significant risks and rewards of ownership of the products have been transferred to the buyer. We do not retain any continuing management involvement that is associated with ownership and do not retain the effective control of the sold products, the amount of revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to us, and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The accounting policy for revenue recognition applied commencing from January 1, 2018, is as follows:

We adopted IFRS 15 on January 1, 2018 and elected to apply the modified retrospective approach with the cumulative effect recognized as an adjustment to the opening retained earnings balance of $1.8 million as of January 1, 2018. We applied a practical expedient allowed under IFRS 15 and exempt from the restatement of comparable data. This means that financial data reported for reporting periods prior to December 31, 2017 has been prepared on the basis of the following standards: IAS 18 ‘Revenue’; IAS 11 ‘Construction Contracts’; as well as interpretations related to revenue recognition that were applicable before the effective date of IFRS 15. Results for reporting periods beginning after January 1, 2018 are presented in accordance with IFRS 15.

The new standard establishes a five-step model to account for revenue arising from contracts with customers and requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers:

Step 1:	Identify the contract with a customer, including reference to contract combination and accounting for contract modifications.

Step 2:	Identify the separate performance obligations in the contract.

Step 3:	Determine the transaction price, including reference to variable consideration, significant financing components, non-cash consideration and any consideration payable to the customer.

Step 4:	Allocate the transaction price to the distinct performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or using estimates and assessments.

Step 5:	Recognize revenue when a performance obligation is satisfied, either at a point in time or over time.

 Under IFRS 15, revenues are recognized when control of the promised goods or services are transferred to the customers in an amount that reflects the consideration that we expect to receive in exchange for those goods or services.

We enter into contracts that can include various combinations of products and software, IT services and hardware, as detailed below, which are generally capable as being distinct from each other and accounted for as separate performance obligations.

For contracts with customers that contain multiple performance obligations, we account for each individual performance obligation separately, if they are distinct from each other. The transaction price is allocated to the separate performance obligations on a relative stand-alone selling price basis.

Stand-alone selling prices of software sales are typically estimated using the residual approach due to the lack of selling software licenses on a stand-alone basis. Stand-alone selling prices of software services are typically determined by considering several external and internal factors including but not limited to, observable transactions when these services are sold on a stand-alone basis.

The following is a description of principal activities from which we generate our revenues:

i.	Sale of proprietary licenses without significant related services

In the event in which the sale of a proprietary license (perpetual or term-based) is distinct from other significant modification or implementation services, and thereby it constitutes a separate performance obligation, we consider whether this performance obligation in granting the license is to provide the customer with either:

●	a right to access the entity’s intellectual property in the form in which it exists throughout the licensing period; or

●	a right to use the entity’s intellectual property in the form in which it exists at the time of granting the license

The vast majority of licenses that we sell separately (thus representing a separate performance obligation) are intended to provide the customer with a right to use the intellectual property, which means that revenues from the sale of such licenses are recognized at the point in time at which control of the license is transferred to the customer.

We recognize revenue from software licensing transactions over time when we provide the customer a right to access our intellectual property throughout the license period.

ii.	Sale of proprietary licenses with significant related services

We generally account for revenues from contracts that include the sale of proprietary licenses with significant related services (for example, modifications, implementation or customization to customer-specific specifications) as performance obligations satisfied over time. In such contracts we are normally committed to provide the customer with a functional IT system and the customer can only benefit from such functional system, being the final product that would normally be comprised of proprietary licenses and significant related services. We consider that a commitment to sell a license under such performance obligation does not satisfy the criteria of being distinct, because the transfer of the license is only part of a larger performance obligation. We recognize revenue from such contracts using cost based input methods, which recognizes revenue and gross profit as the work is performed based on a ratio between actual costs incurred compared to the total estimated costs for the contract. This is because, in accordance with IFRS 15, revenues may be recognized over the course of transferring control of the supplied goods and services, as long as the entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date throughout the duration of the contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first determined, in the amount of the estimated loss for the entire contract.

When appropriate, we also apply a practical expedient permitted under IFRS 15 whereby if we have a right to consideration from a customer in an amount that corresponds directly with the value to the customer of our performance completed to date (for example, a service contract in which an entity bills a fixed amount for each hour of service provided), we may recognize revenue in the amount it is entitled to invoice. Deferred revenues, which represent a contract liability, include unearned amounts received under maintenance and support (mainly) and amounts received from customers for which revenues have not yet been recognized.

iii.	Maintenance services and warranties

Post-contract support includes annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered.

The accounting policy regarding the recognition of post-contract support remained unchanged after the adoption of IFRS 15, as such services, in principle, constitute a separate performance obligation where the customer consumes the benefits of goods and services as they are delivered by the provider, as a consequence of which revenues are recognized over time during the service performance period.

We consider the post-contract support performance obligation as a distinct performance obligation that is satisfied over time, and as such, it recognizes revenue for post-contract support on a straight-line basis over the period for which technical support is contractually agreed to be provided for the software, typically twelve (12) months.

In certain cases, we also provide a warranty for goods and services sold (i.e. extended warranties that the scope of which is broader than just an assurance to the customer that the product/service complies with agreed-upon specifications). We have ascertained that such warranties which we have granted meet the definition of service. The conclusion regarding the extended nature of a warranty is made whenever we contractually undertake to repair any errors in the delivered software within a strictly specified time limit and/or when such warranty is more extensive than the minimum required by law. Under IFRS 15, the fact of granting an extended warranty indicates that we actually provide an additional service. As such, we recognize an extended warranty as a separate performance obligation and allocates a portion of the transaction price to such service. In all cases where an extended warranty is accompanied by a maintenance service, which is even a broader category than an extended warranty itself, revenues are recognized over time because the customer consumes the benefits of such service as it is performed by the provider. If this is the case, we continue to allocate a portion of the transaction price to such maintenance service. Likewise, in cases where a warranty service is provided after the project completion and is not accompanied by any maintenance service, then a portion of the transaction price and analogically recognition of a portion of contract revenues will have to be deferred until the warranty service is actually fulfilled.

iv.	Sale of third-party licenses and services

Third-party licenses and services include revenues from the sale of third-party licenses as well as from the provision of services which, due to technological or legal reasons, must be carried out by subcontractors (this applies to hardware and software maintenance and outsourcing services provided by their manufacturers). Revenues from the sale of third-party licenses are accounted for as sales of goods, which means that such revenues are recognized at the point in time at which control of the license is transferred to the customer. Concurrently, revenues from third-party services, including primarily third-party maintenance services, are recognized over time when such services are provided to the customer.

Whenever we are involved in the sale of third-party licenses or services, we will consider whether we act as a principal or an agent; however, in most cases the conclusion is that we are the main party required to satisfy a performance obligation, and, therefore, the resulting revenues are recognized in the gross amount of consideration.

v.	Sale of hardware

Sale of hardware includes revenues from contracts with customers for the supply of infrastructure. In this category, revenues are recognized basically at the point in time at which control of the equipment is transferred. This does not apply to contracts in which the hardware is not delivered separately from services provided alongside, in such case the sale of hardware is part of a performance obligation involving the supply of a comprehensive system. However, such comprehensive projects are a rare practice in our operations, as the sale of hardware is predominantly performed on a distribution basis.

vi.	Variable consideration

In accordance with IFRS 15, if a contract consideration encompasses any amount that is variable, we shall estimate the amount of consideration to which it will be entitled in exchange for transferring promised goods or services to the customer, and shall include a portion or the whole amount of variable consideration in the transaction price but only to the extent that it is highly probable a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

vii.	Significant financing component

When contracts involve a significant financing component, we adjust the promised amount of consideration for the effects of the time value of money if the timing of payments agreed to by the parties to the contract (either explicitly or implicitly) provide the customer with a significant benefit of financing.

We have elected to apply the practical expedient allowed by IFRS 15 according to which it does not separate the financing component in transactions whose credit terms are less than one year and will recognize revenue in the amount of the consideration stated in the contract even if the customer pays for the goods or services subsequent to their receipt.

viii.	Costs of contracts with customers

Costs of obtaining a contract

Costs of obtaining a contract are those incremental costs that we incur in order to obtain a contract with a customer that we would not have incurred if the contract had not been obtained. We recognize such costs as an asset if we expect to recover those costs. Such capitalized costs of obtaining a contract shall be amortized over the period when we satisfy the performance obligations arising from the contract. Amortization expenses related to costs of obtaining or fulfilling a contract are included in sales and marketing expenses in the consolidated statements of profit or loss.

Commissions to sales and marketing and certain management personnel that are paid based on their attainment of certain predetermined sales or profit goals, are considered as incremental costs of obtaining a contract with a customer, and as such they are deferred and amortized on a systematic basis, consistent with the transfer of the related performance obligations to the customer. In accordance, sales commissions paid for initial contracts, which are not commensurate with additional commissions paid for renewal of such contracts, are capitalized and amortized over the expected period of benefit (including expected renewals periods). Sales commissions on initial contracts, which are commensurate with additional commissions paid for the renewal of such contracts, are capitalized and then amortized correspondingly to the recognized revenue of the related initial contracts (not including expected renewals periods). Sales commissions for renewal of such initial contracts are capitalized and then amortized on a straight line basis over the related contractual renewal period. As a practical expedient, if the expected amortization period is one year or less, the commission fee is expensed as incurred.

Costs to fulfill a contract

Costs to fulfill a contract are the costs incurred in fulfilling a contract with a customer. We recognize such costs as an asset if they are not within the scope of another standard (for example, IAS 2 ‘Inventories’, IAS 16 ‘Property, Plant and Equipment’ or IAS 38 ‘Intangible Assets’) and if those costs meet all of the following criteria:

i)	the costs relate directly to a contract or to an anticipated contract with a customer;

ii)	the costs generate or enhance our resources that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and

iii)	the costs are expected to be recovered.

Software Development Costs

Research expenditures incurred in the process of software development are recognized in profit or loss when incurred. An intangible asset arising from a software development project or from the development phase of an internal project is recognized if we can demonstrate: the technical feasibility of completing the intangible asset so that it will be available for use or sale; our intention to complete the intangible asset and use or sell it; the ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the ability to measure reliably the respective expenditure asset during its development. We establish technological feasibility upon completion of a detailed program design or working model.

Research and development costs incurred between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software costs are measured at cost, less any accumulated amortization and any accumulated impairment losses on a product by product basis. Amortization of capitalized software costs begin when development is complete and the product is available for use. We consider a product to be available for use when we complete the internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements. Internal validation includes the completion of coding, documentation and testing that ensure bugs are reduced to a minimum. The internal validation of the product takes place a few weeks before the product is made available to the market. In certain instances, we enter into a short pre-release stage, during which the product is made available to a select number of customers as a beta program for their own review and familiarization. Subsequently, the release is made generally available to customers. Once a product is considered available for use, the capitalization of costs ceases and amortization of such costs to “cost of sales” begins.

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 5-7 years).

Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

We assess the recoverability of our capitalized software costs on a regular basis by assessing the net realizable value of these intangible assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life. During the years ended December 31, 2017 and 2018, no such unrecoverable amounts were identified.

Other intangible assets

Separately-acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

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

Years

Customer relationship and backlog	1-15
Acquired technology	2-8
Brand names and patents	5-10

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

During the years ended December 31, 2017 and 2018, no impairment indicators were identified.

Financial instruments:

In July 2014, the IASB issued the final and complete version of IFRS 9 - Financial Instruments (“IFRS 9”), which replaces IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 mainly changes the provisions of the classification and measurement of financial assets and applies to all financial assets within the scope of IAS 39. The new standard is first implemented in our financial statements included in Item 18 of this annual report. The new standard is applied retrospectively without restatement of comparative figures.

After examining the implications of implementing the new standard, its implementation did not have a material effect on our financial statements.

A.	Financial assets:

Financial assets within the scope of the standard are measured at the date of initial recognition at their fair value, plus transaction costs that can be directly attributed to the acquisition of the financial asset. Except in the case of a financial asset measured at fair value through profit or loss, in respect of which, transaction costs are charged to profit or loss.

We classify and measure the debt instruments in our financial statements on the basis of the following criteria:

●	our business model for the management of financial assets; and

●	the contractual cash flow characteristics of the financial asset.

i)	We measure debt instruments at amortized cost when:

our business model is the holding of financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset provide entitlement on defined dates to cash flows, that are only principal and interest payments in respect of the amount of the principal, that has not yet been repaid. Subsequent to initial recognition, instruments in this group shall be presented at their cost, at cost plus transaction costs, directly using the amortized cost method. In addition, on the date of initial recognition, an entity may designate a debt instrument at fair value through profit or loss, if such designation eliminates or significantly reduces inconsistencies in measurement or recognition, for example, if the related financial liabilities, are also measured at fair value through profit or loss.

ii)	We measure debt instruments at fair value through other comprehensive income when:

our business model is the holding of financial assets in order to collect contractual cash flows and the sale of the financial assets and the contractual terms of the financial asset provide entitlement on defined dates to cash flows that are only principal and interest payments in respect of the amount of the principal that has not yet been repaid. Subsequent to initial recognition, instruments in this group are measured at fair value. Gains or losses arising from adjustments to fair value, other than interest and exchange rate differentials, are recognized in other comprehensive income.

B.	Impairment of financial assets:

We examine at each reporting date the provision for loss in respect of financial debt instruments that are not measured at fair value through profit or loss. We distinguish between two situations of recognition of a provision for loss:

i.	Debt instruments for which there has been no significant deterioration in the quality of their credit since the initial recognition or in cases where the credit risk is low – in this situation, the provision for loss recognized for this debt instrument will take into account expected credit losses in a period of 12 months after the reporting date;

ii.	Debt instruments whose credit quality has deteriorated significantly since their initial recognition and for which the credit risk is not low—in this situation, the provision for a loss to be recognized will take into account projected credit losses - over the remaining life of the instrument.

We have financial assets with short credit periods, such as customers, for which we apply the relief prescribed in the model. In other words, we measure the provision for loss in an amount equal to expected credit losses throughout the life of the instrument.

Impairment in respect of debt instruments measured at amortized cost, will be carried to profit or loss against provision, while impairment in respect of debt instruments measured at fair value through other comprehensive income, will be carried to profit or loss against other comprehensive income, and will not reduce the book value of the financial asset in the statement of financial position.

We implement the relief prescribed in the standard, according to which it assumes that the credit risk of a debt instrument did not increase significantly from the date of initial recognition if it was determined at the reporting date that the instrument has a low credit risk, for example when the instrument has an external rating of “investment grade”.

C.	Derecognition of financial assets:

We derecognize a financial asset when and only when:

i.	The contractual rights to the cash flows from the financial asset expire;

ii.	We transfer substantially all the risks and rewards deriving from the contractual rights to receive the cash flows from the financial asset or when some of the risks and rewards of transferring the financial asset remain with the entity but it may be said that it transferred the control over the asset; and

iii.	We retain the contractual rights to receive the cash flows arising from the financial asset but assumes a contractual obligation to pay these cash flows in full to a third party, without material delay.

D.	Financial liabilities:

i.	Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability. After initial recognition, we measure all financial liabilities at amortized cost using the effective interest rate method, except for:

●	Financial liabilities at fair value through profit or loss, such as derivatives;

●	Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies;

●	Financial guarantee contracts;

●	Contingent consideration recognized by an acquirer in a business combination, as to which IFRS 3 applies.

ii.	Financial liabilities measured at fair value through profit or loss:

At initial recognition, we measure financial liabilities that are not measured at amortized cost at fair value. Transaction costs are recognized in profit or loss. After initial recognition, changes in fair value are recognized in profit or loss.

E.	Derecognition of financial liabilities:

A financial liability is derecognized when it is extinguished, that is when the obligation is discharged or cancelled or expires. A financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services or is legally released from the liability.

When there is a modification in the terms of an existing financial liability, we evaluate whether the modification is substantial.

If the terms of an existing financial liability are substantially modified, such modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amounts of the above liabilities is recognized in profit or loss.

If the modification is not substantial, we recalculate the carrying amount of the liability by discounting the revised cash flows at the original effective interest rate and any resulting difference is recognized in profit or loss.

When evaluating whether the modification in the terms of an existing liability is substantial, we consider both quantitative and qualitative factors

F.	Offsetting financial instruments

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

G.	Put option granted to non-controlling interests:

When we grant to non-controlling interests a put option to sell part or all of their interests in a subsidiary, during a certain period, even if such purchase obligation is conditional on the counterparty’s exercise of its contractual right to cause such redemption, if the put option agreement does not transfer to us any benefits incidental to ownership of the equity instrument (i.e., we do not have a present ownership in the shares concerned) then at the end of each reporting period the non-controlling interests (to which a portion of net profit attributable to non-controlling interests is allocated) are classified as a financial liability, as if such put-able equity instrument was redeemed on that date. The difference between the non-controlling interests carrying amount at the end of the reporting period and the present value of the liability is recognized directly in equity, under “Additional paid-in capital”.

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

If we have present ownership of the non-controlling interests, those non-controlling interests are accounted for as if they are held by us, and changes in the amount of the liability are carried to profit or loss.

Disclosure of new standards in the period prior to their adoption

1.	Amendments to IFRS 10 and IAS 28 regarding sale or transfer of assets between an investor and its associate or joint venture:

In September 2014, the IASB issued amendments to IFRS 10 and IAS 28 (which we refer to as the Amendments) regarding the accounting treatment of the sale or transfer of assets (an asset, a group of assets or a subsidiary) between an investor and its associate or joint venture.

Under the Amendments, when an investor loses control of a subsidiary or a group of assets that are not a business in a transaction with its associate or joint venture, the gain will be partially eliminated such that the gain to be recognized is the gain from the sale to the other investors in the associate or joint venture. According to the Amendments, if the remaining rights held by the investor represent a financial asset as defined in IFRS 9, the gain will be recognized in full.

If the transaction with an associate or joint venture involves loss of control of a subsidiary or a group of assets that are a business, the gain will be recognized in full.

The Amendments are to be applied prospectively. A mandatory effective date has not yet been determined by the IASB but early adoption is permitted.

2.	IFRS 16, “Leases”:

In January 2016, the IASB issued IFRS 16, “Leases” (which we refer to as IFRS 16). According to IFRS 16, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

Under IFRS 16:

-	Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, “Leases”.

-	Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expense separately.

-	Variable lease payments that are not dependent on changes in the Consumer Price Index, or CPI, or interest rates, but are based on performance or use (such as a percentage of revenues) are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

-	In the event of change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and the effect of the remeasurement is an adjustment to the carrying amount of the right-of-use asset.

-	IFRS 16 includes two exceptions according to which lessees are permitted to elect to apply a method similar to the current accounting treatment for operating leases. These exceptions are leases for which the underlying asset is of low value and leases with a term of up to one year.

-	The accounting treatment by lessors remains substantially unchanged, namely classification of a lease as a finance lease or an operating lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019 and we expect its adoption to have a material impact on our consolidated statements of financial position.

IFRS 16 permits lessees to use one of the following approaches:

1.	Full retrospective approach - according to this approach, a right-of-use asset and the corresponding liability will be presented in the statement of financial position as if they had always been measured according to the provisions of IFRS 16 with the effect of the adoption at the beginning of the earliest period presented will be recorded in equity.

2.	Modified retrospective approach - this approach does not require restatement of comparative data. The balance of the liability as of the date of initial application of IFRS 16 will be calculated using the lessee’s incremental borrowing rate of interest on the date of the initial application of IFRS 16. As for the measurement of the right-of-use asset, we may choose, on a lease-by-lease basis, to apply one of the two following alternatives:

i.	Recognize an asset in an amount equal to the lease liability, with certain adjustments.

ii.	Recognize an asset as if IFRS 16 had always been applied.

We believe that we will apply the modified retrospective approach upon the initial adoption of IFRS 16, whereby the right-of-use asset in certain real-estate leases will be measured as if the new standard had always been applied, while the right-of-use assets in respect of other leases will be measured at an amount equal to the lease liability, as measured on the transition date.

We have leases mainly of real estate and vehicles in a significant amount. In assessing the impact of IFRS 16 on our financial statements, we are evaluating the following matters:

Options to extend the lease - In accordance with IFRS 16, the non-cancellable periods of leases include periods that are covered by options to extend the leases if the lessees are reasonably certain to exercise the option. We are reviewing whether such options exist in its lease agreements and whether it is reasonably certain that it will exercise the options. As part of our assessment, we are evaluating all relevant facts and circumstances that create an economic incentive to exercise the options, including significant leasehold improvements that have been or are expected to be undertaken, the importance of the underlying assets to our operations and past experience in connection with the exercise of such options.

Separation of contract components - In accordance with IFRS 16, all lease components within a contract should be accounted for separately from non-lease components. A lessee is allowed a practical expedient according to which it can elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for them as a single lease component. We are reviewing whether such non-lease components, such as management and maintenance services, exist in its current lease contracts and whether the above practical expedient should be applied to each class of underlying asset.

Interest on capitalization - We estimate the incremental interest rate to be used for measuring our lease liabilities and right-of-use assets on the date of initial adoption of IFRS 16, based on the leases’ terms and nature of the leased assets.

We are also evaluating the need for making adjustments to our information systems, internal controls, policies and procedures that will be necessary in order to apply the provisions of IFRS 16.

We estimate that the effect of the initial implementation of IFRS 16 as of January 1, 2019 is expected to result in an increase in our total assets in an amount of approximately $108.8 million and an increase in our total liabilities in the amount of approximately $111. million, and a decrease in the balance of our shareholders’ equity in an amount of $2.3 million.

We estimate that the implementation of the new standard will not have an impact on our compliance with our financial covenants under our outstanding debenture series.

The above quantitative disclosure relates to the known effects as at that date and in accordance with the existing lease contracts in effect as of January 1, 2019.

A.	Operating Results

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The following tables set forth certain data from our statement of profit or loss for the years ended December 31, 2017 and 2018, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included elsewhere in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

Statements of Profits or Loss

(U.S. dollars, in thousands)

	Year ended December 31,
	2017	2018

Revenues	1,355,139	1,492,988

Cost of revenues	1,058,316	1,159,676

Gross profit	296,823	333,312

Research and development expenses, net	39,853	41,223
Selling, marketing, general and administrative expenses	184,164	182,472

Operating income	72,806	109,617

Financial expenses	(29,870)	(15,852))
Financial income	8,751	7,562

Pre-tax income before share of profits of companies accounted for at equity, net	51,687	101,327

Taxes on income	13,371	24,301
Share of profits of companies accounted for at equity, net	1,124	369

Net income	$39,440	$77,395

Attributable to:
Equity holders of the Company	10,352	32,365
Non-controlling interests	29,088	45,030

	$39,440	77,395

Statement of Profits or Loss as a

Percentage of Revenues

	Year ended December 31,
	2017	2018

Revenues	100%	100%

Cost of revenues	78%	78%

Gross profit	22%	22%

Research and development expenses, net	3%	3%
Selling, marketing, general and administrative expenses	14%	12%

Operating income	5%	7%

Financial expenses	(2)%	(1)%
Financial income	1%	1%

Pre-tax income before share of profits of companies accounted for at equity, net	4%	7%

Taxes on income	1%	2%
Group’s share of earnings of companies accounted for at equity, net	0%	0%

Net income	3%	5%

Attributable to:
Equity holders of the Company	1%	2%
Non-controlling interests	2%	3%

Revenues. Revenues in 2018 increased by 10%, from $1,355.1 million in 2017 to $1,493.0 million in 2018. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by 11%, from $ 1,013.8 million in 2017 to $1,123.0 million in 2018, and revenues from the sale of our proprietary software products and related services increased by 8%, from $ 341.4 million in 2017 to $ 370.0 million in 2018.

The increase in software services revenues was recorded across the following of our investees reporting under this revenue stream— Matrix, Magic Software, Insync and Michpal— and was primarily due to growth in their revenues as described below:

Matrix:

Matrix’s revenues increased from NIS 2,857.1 million (approximately $794.6 million) in 2017 to NIS 3,168.0 million (approximately $881.1 million) in 2018, reflecting an increase of 11% when measured in NIS, Matrix’s local currency (compared to 11% when measured in U.S dollars). The increase in Matrix’s revenues was due to an increase in all of Matrix’s principal areas of operations and due to the inclusion for the first time of Alius Corp. (consolidated as of January 2018), PVBS (consolidated as of March 2018) and Integrity (consolidated as of August 2018) for the full year. The increase was primarily attributable to an increase of 10% in Matrix’s software solutions and services in its Israeli business line from NIS 1,759.5 million (approximately $489.3 million) in 2017 to NIS 1,928.8 million (approximately $ 536.4 million) in 2018. The increase was furthermore due to: an increase of 21% in Matrix’s Software solutions and services revenues in the United States from NIS 327.0 million (approximately $91.0 million) in 2017 to NIS 396.9 million (approximately $110.4 million) in 2018; an increase of 10% in Matrix’s computer infrastructure and integration solutions from NIS 480.5 million (approximately $133.6 million) in 2017 to NIS 529.7 million (approximately $ 147.3 million) in 2018; and an increase of 17% in Matrix’s Software product marketing and support from NIS 127.4 million (approximately $35.4 million) in 2017 to NIS 149.0 million (approximately $41.4 million) in 2018.

Magic Software:

Magic Software’s revenues, reported under this revenue stream, increased by 10% from $191.8 million to $211.6 million, primarily attributable to (i) increased demand for the professional services offerings in Israel by Comblack IT Ltd, and in the U.S by all of our U.S subsidiaries’ and (ii) the inclusion of Futurewave Systems Inc. (consolidated as of January 2018) for the full year in 2018.

InSync:

InSync’s revenues increased by 5% from $33.1 million in 2017 to $34.6 million in 2018.

The increase in revenues from proprietary software products and related services was attributable in part to the inclusion for the first time of Adaptik (consolidated as of March 2018), Knowledgeprice (consolidated as of December 2017) and StoneRiver (consolidated as of February 2017) and to the following results involving Sapiens and Magic Software:

Sapiens:

Sapiens’ revenues increased from $269.2 million in 2017 to $289.7 million in 2018, reflecting an increase of 7.6%. The net increase in revenues of approximately $20.5 million for the year ended December 31, 2018 was attributable to additional revenues from acquired entities, which contributed $32.9 million towards that increase, primarily from the acquisition of Knowledgeprice, which was completed on December 31, 2017, the acquisition of Adaptik, which was completed in March 2018, and the inclusion of StoneRiver’s revenues for the first two months of 2018, since StoneRiver was consolidated starting March 1, 2017. The increase is partially offset by decreases in revenues in an aggregate amount of $17.8 million due to a material reduction in services ordered by a customer in South Africa, and to our downsizing of our non-insurance and financial services activities in Japan, which started in 2017 and continued into 2018.

Magic Software:

Magic Software’s revenues, reported under this revenue stream, increased by 9.8% from $66.3 million in 2017 to $72.8 million in 2018. The increase in Magic Software’s revenues was attributable to (i) increased demand for the Magic proprietary packaged and third party software solutions primarily attributable to a significant increase in third party software solutions ordered by Israeli customers and (ii) increased demand for the Magic xpa Development Platform and magic xpi Integration Platform, which grew by 16% compared to 2017.

A breakdown of our overall revenues into proprietary software products and related services and software services revenues for the years ended December 31, 2017 and 2018, the percentage those respective categories of revenues constituted out of our total revenues in those years, and the percentage change for each such category of revenues from 2017 to 2018, are provided in the below table:

	Year ended		Year-over	Year ended
	December 31, 2017		Year	December 31, 2018
	Revenues	Percentage	change	Revenues	Percentage
Revenue category	($ in thousands)

Proprietary software	341,350	25.19%	8.4%	370,027	24.78%
products and related services
Software services	1,013,789	74.81%	10.77%	1,122,961	75.22%

Total	1,355,139	100%	10.17%	1,492,988	100%

Revenues by geographical region

The dollar amount of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2017 and 2018, respectively, were as follows:

	Year ended December 31,
	2017	2018
	($ in thousands)
Israel	$846,298	$893,605
International:
United States	322,892	418,148
Europe	131,025	141,316
Africa	24,370	13,726
Japan	15,763	11,053
Other (mainly Asia pacific)	14.791	15,140

Total	$1,355,139	$1,492,988

Cost of Revenues. Cost of revenues consists primarily of wages, personnel expenses, other personnel-related expenses of software consultants, subcontractors and engineers, royalties and licenses payable to third parties, amortization of capitalized software, and hardware and other materials costs. Cost of revenues increased by 10% from $1,058.3 million in 2017 to $1,159.7 million in 2018. As a percentage of total revenues, costs of revenues in 2017 and 2018 were 78.1% and 77.8%, respectively.

Our proprietary software solutions and related services sales are generally characterized by a higher gross margin than sales of our software services. The cost of revenues for proprietary software solutions and related services increased from $201.3 million in 2017 to $207.9 million in 2018. As a percentage of our proprietary software solutions and related services revenues, costs of revenues for proprietary software solutions and related services increased to 56.2% in 2018 compared to 59.3% in 2017.

The cost of revenues for software services increased from $857.0 million in 2017 to $951.8 million in 2018. As a percentage of software services revenues, costs of revenues for software services in 2017 and 2018 remained relatively stable at 84.8% in 2018 compared to 84.4% in 2017.

The increase in our cost of revenues was attributable in part to the inclusion for the first time of Alius Corp. (consolidated as of January 2018); PVBS (consolidated as of March 2018); Integrity (consolidated as of August 2018); Futurewave Inc (consolidated as of December 2017); Adaptik (consolidated as of March 2018); Knowledgeprice (consolidated as of December 2017); and StoneRiver (consolidated as of February 2017), and to the following increases involving Matrix, Sapiens and Magic Software:

Matrix:

Matrix’s cost of revenues increased by 11% from $677.7 million in 2017 to $751.8 million in 2018. The increase in absolute cost of revenues was related to the increase in Matrix’s revenues during the year ended December 31, 2018 relative to the year ended December 31, 2017. The level of Matrix’s cost of revenues as a percentage of its revenues has consistently increased slightly in recent years from 84% and 84.6% in 2015 and 2016, respectively, to 85.3% in 2017 and in 2018. The increase in Matrix’s cost of revenues as a percentage of its revenues as recorded in U.S. dollars was primarily attributable to continual increases in employee salaries in Israel and in the U.S.

Sapiens:

Sapiens’ cost of revenues increased by $4.2 million, or 2.5%, to $179.8 million for the year ended December 31, 2018, as compared to $175.8 million for the year ended December 31, 2017 (when measured in accordance with IFRS). Cost of revenues decreased as a percentage of revenues during the year ended December 31, 2018, to 62.1% as compared to 65.3% during the year ended December 31, 2017. The increase in absolute cost of revenues of $4.2 million was primarily attributable to an increase in cost of revenues of acquired companies (i.e., those acquired in 2017 and 2018) totaling $17.7 million, offset mainly by a decrease due to Sapiens’ cost reduction program, which was implemented in 2017 in the United States, Israel and the UK (and which reduced cost of revenue in 2018), in addition to an increase in Sapiens’ offshore operations, which also reduced cost of revenues in 2018. The 320 basis points decrease in the cost of revenues as a percentage of Sapiens’ revenues was primarily attributable to the above-described cost reduction program and increase in offshore activities, which further contributed to Sapiens’ cost efficiency.

Magic Software:

Magic Software’s cost of revenues increased by 12% from $175.2 million in 2017 to $195.6 million in 2018. The increase in cost of revenues was primarily attributable to: (i) the inclusion of Futurewave Systems Inc for the full year (consolidated as of December 2017); and (ii) an increase in professional services, consistent with the increase in Magic Software’s revenues, mainly related to IT consulting services.

Cost of revenues for the years ended December 31, 2018 and 2017 include insignificant amounts of stock-based compensation.

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

Research and development expenses, gross, increased from $49.4 million in 2017 to $50.1 million in 2018, mainly due to increased investment in Sapiens research and development from $37.5 million in 2017 to $39.6 million in 2018 due to activities in support of the expansion of its offering of solutions in the year ended December 31, 2018, offset by (i) a decrease in Magic Software’s research and development expenses, gross, from $10.7 million in 2017 to $9.4 million in 2018, resulting from a cost reduction program which was implemented by Magic Software in Israel, and (ii) an increase in Magic Software offshore activities which further contributed to its cost efficiency. In 2018, we capitalized software costs of $8.9 million, compared to $9.6 million in 2017. Capitalization of software costs in 2017 and 2018 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and certain of its subsidiaries, Sapiens and certain of its subsidiaries and Michpal). Research and development expenses, net, increased from $39.9 million in 2017 to $41.2 million in 2018, mainly due to the factors described above.

As a percentage of revenues, research and development expenses, net, remained relatively stable at 2.8% in 2018 compared to 2.9% in 2017. Research and development expenses for the years ended December 31, 2018 and 2017 include insignificant amounts of stock-based compensation.

Selling, Marketing General and Administrative Expenses. Selling, marketing, general and administrative, or SMG&A, expenses consist primarily of cost of salaries, severance and related expenses of sales, marketing, management and administrative employees, travel expenses, selling expenses, rent, utilities, communications expenses, expenses related to external consultants, depreciation, amortization and other expenses. Selling, marketing, general and administrative expenses decreased from $184.2 million in 2017 to $182.5 million in 2018. As a percentage of revenues, SMG&A decreased from 13.6% in 2017 compared to 12.2% in 2018.

The decrease in the cost of SMG&A was mainly attributable to the decrease in Sapiens’ cost of SMG&A from $60.3 million in 2017 to $52.4 million in 2018, reflective of the non-recurring SG&A expense recognized in the second and fourth quarters of 2017 in an amount of $8.1 million due to cost reduction and reorganization plans, which expense was not repeated in 2018, as offset in part by an increase in Magic Software’s and Matrix’s cost of SMG&A by $1.3 million and $5.4 million, respectively, in 2018 compared to 2017.

Matrix:

Matrix’s SMG&A expenses increased to $68.0 million for the year ended December 31, 2018 compared to $62.6 million for the year ended December 31, 2017, representing an increase of $5.4 million. This increase was mainly attributable to: (i) amortization costs of intangible assets, which amounted to $3.2 million compared to $2.2 million in 2017, as a result of the inclusion for the first time of Alius Corp. (consolidated as of January 2018), PVBS (consolidated as of March 2018) and Integrity (consolidated as of August 2018); (ii) $1.2 million recorded with respect to a change in value of contingent consideration related to acquisitions; (iii) increase in employee stock-based compensation costs, which amounted to $1.6 million compared to $0.7 million in 2017, with the remaining increase recorded consistently with the increase in Matrix’s revenues. As a percentage of revenues, Matrix’s SMG&A expenses, remained relatively stable at 7.7% in 2018 compared to 7.9% in 2017.

Sapiens:

Sapiens’ SMG&A expenses, which are primarily comprised of compensation expense for employees and subcontractors, were $52.4 million for the year ended December 31, 2018 compared to $60.3 million for the year ended December 31, 2017, representing a decrease of $7.9 million. The decrease was primarily reflective of the non-recurring SG&A expense recognized in the second and fourth quarters of 2017 in an amount of $8.1 million due to cost reduction and reorganization plans, which expense was not repeated in 2018. The aforementioned second phase of Sapiens’ cost reduction and reorganization plan further contributed to its reduction in 2018 SG&A expenses on a full-year basis. Those reductions in SG&A were offset in part by an increase in SG&A in an amount of $6.8 million attributable to newly acquired entities.

Magic Software:

Magic Software’s SMG&A expenses increased to $51.4 million for the year ended December 31, 2018 compared to $50.1 million for the year ended December 31, 2017, representing an increase of $1.3 million. This increase was mainly attributable to: (i) an increase in legal expenses in 2018 compared to 2017; and (ii) a decrease in income recorded due to contingent liabilities as part of a business combination that did not meet its conditions from $0.8 million recorded in 2017 to $0.2 million recorded in 2018.

Selling, marketing general and administrative expenses for the years ended December 31, 2017 and 2018 included in each of the two years $4.0 million of stock-based compensation expenses.

Operating Income. Our operating income increased from $72.8 million in 2017 to $109.6 million in 2018. As a percentage of revenues, our operating income increased from 5.4% in 2017 to 7.3% in 2018. The increase in our operating income during the year ended December 31, 2018 relative to the year ended December 31, 2017 as an absolute amount was attributable to the various gross profit and operating expenses trends described above.

Financial Expenses, net. Financial expenses decreased from $29.9 million in 2017 to $15.9 million in 2018. Financial expenses, net decreased from $21.1 million in 2017 to $8.3 million in 2018. Financial expenses are influenced by various factors, including: our cash balances; loan balances; outstanding debentures; changes in market value of trading marketable securities; changes in liabilities related to business combinations; changes in the exchange rate of the NIS against the dollar; changes in the exchange rate of the dollar against the Euro; and changes in the Israeli consumer price index, or CPI. The decrease in net financial expenses in 2018 was primarily attributable to: (i) financial income of $4.0 million recorded during the year ended December 31,2018 compared to financial expenses of $6.5 million recorded during the year ended December 31, 2017 with respect to the revaluation of Formula’s Series A Secured Debentures, which are linked to the NIS, due to the appreciation of the US dollar relative to the NIS in 2018; (ii) a decrease in Magic Software financial expenses, net to financial income of $0.1 million recorded during the year ended December 31, 2018 compared to financial expenses of $1.7 million recorded during the year ended December 31, 2017 with respect to the revaluation of Magic Software’s loan from a financial institution, which is linked to the NIS, primarily attributable to the appreciation of the US dollar relative to the NIS in 2018; and (iii) a decrease in Matrix financial expenses, net to $4.5 million recorded during the year ended December 31, 2018 compared to $5.9 million recorded during the year ended December 31, 2017, mainly with respect to financial income of $0.7 million recorded during the year ended December 31, 2018 compared to financial expenses of $0.2 million recorded during the year ended December 31, 2017 with respect to exchange rate differences resulting from the appreciation of the US dollar relative to the NIS in 2018. The decrease in financial expenses during 2018 was offset in part by an increase in Sapiens’ net financial expenses to $4.0 million for the year ended December 31, 2018 compared to financial expense of $3.0 million in the year ended December 31, 2017, which was attributable to Sapiens’ debentures that it initially issued and sold in September 2017 and which were outstanding throughout 2018 and which contributed towards the increase in financial expenses in an amount of $2 million in 2018, offset, in part, by a decrease in Sapiens’ financial expenses due to the repayment in 2017 of a long-term loan that was outstanding for a six-month period during 2017, and which contributed $0.7 million towards financial expenses in 2017.

Equity in gains of affiliated companies net. Our equity in gains of affiliated companies, net, decreased from $1.1 million in 2017 to $369,000 in 2018. Our equity in gains of affiliates in 2018 was attributable to TSG.

Taxes on Income. Taxes on income increased from $13.4 million in 2017 to $24.3 million in 2018. The increase in our expense from taxes on income was primarily attributable to Sapiens’ shift to a net tax expense of $3.6 million resulting from its higher taxable income in 2018 compared to 2017. In 2017, Sapiens had an income tax benefit of $5.6 million that was primarily attributable to the one-time effect of $3.8 million of tax benefit resulting from the remeasurement of its deferred tax liability in respect of its US subsidiaries due to a decrease in the federal corporate income tax rate following the enactment of the U.S. Tax Act in December 2017.

Net income attributable to non-controlling interests. Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies, which were not wholly owned by Formula during each of the periods indicated. Net income attributable to non-controlling interests increased from $29.1 million in 2017 to $45.0 million in 2018, mainly due to: (i) the increase in Sapiens’ net income attributable to its shareholders, from $2.4 million of net loss recorded during the year ended December 31, 2017 to $9.0 million of net income attributable to its shareholders during the year ended December 31, 2018; (ii) the increase in Magic Software’s net income attributable to its shareholders from $15.4 million recorded during the year ended December 31, 2017 to $19.9 million recorded during the year ended December 31, 2018; and (iii) the increase in Matrix’s net income attributable to its shareholders from $33.2 million recorded during the year ended December 31, 2017 to $39.0 million during the year ended December 31, 2018.

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

Statements of Profits or Loss

(U.S. dollars, in thousands)

	Year ended December 31,
	2016	2017

Revenues	1,108,621	1,355,139
Cost of revenues	849,840	1,058,316
Gross profit	258,781	296,823
Research and development expenses, net	22,328	39,853
Selling, marketing, general and administrative expenses	147,953	184,164
Operating income	88,500	72,806
Financial expenses	(17,594)	(29,870)
Financial income	6,008	8,751
Pre-tax income before share of profits of companies accounted for at equity, net	76,914	51,687
Taxes on income	21,163	13,371
Share of profits of companies accounted for at equity, net	349	1,124
Net income	$56,100	$39,440
Attributable to:
Equity holders of the Company	22,445	10,352
Non-controlling interests	33,655	29,088
	$56,100	$39,440

Statement of Profits or Loss as a

Percentage of Revenues

	Year ended December 31,
	2016	2017

Revenues	100%	100%
Cost of revenues	77%	78%
Gross profit	23%	22%
Research and development expenses, net	2%	3%
Selling, marketing, general and administrative expenses	13%	14%
Operating income	8%	5%
Financial expenses	(2)%	(2)%
Financial income	1%	1%
Pre-tax income before share of profits of companies accounted for at equity, net	7%	4%
Taxes on income	2%	1%
Group’s share of earnings of companies accounted for at equity, net	0%	0%
Net income	5%	3%
Attributable to:
Equity holders of the Company	2%	1%
Non-controlling interests	3%	2%

Revenues. Revenues in 2017 increased by 22.2%, from $1,108.6 million in 2016 to $1,355.1 million in 2017. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by 21.4%, from $835.4 million in 2016 to $ 1,013.8 million in 2017, and revenues from the sale of our proprietary software products and related services increased by 24.9%, from $ 273.2 million in 2016 to $ 341.4 million in 2017.

The increase in software services revenues was recorded across the following of our investees reporting under this revenue stream— Matrix, and Magic Software— and was primarily due to growth in their revenues as described below, as offset in part by a decrease in revenues recorded by Insync, which also reports under this revenue stream:

Matrix:

Matrix’s revenues increased from NIS 2,544.6 million (approximately $662.6 million) in 2016 to NIS 2,857.1 million (approximately $794.6 million) in 2017, reflecting an increase of 12.3% when measured in NIS, Matrix local currency (compared to 20.0% when measured in U.S dollars due to the devaluation of the U.S Dollar versus the NIS). The increase in Matrix’s revenues was due to an increase in almost all of Matrix’s principal areas of operations and due to the inclusion of Aviv Management Engineering (consolidated as of December 2016), and Network Infrastructure Technologies (consolidated as of October 2016) for the full year. The increase was primarily attributable to an increase of 13.8 % in Matrix’s software solutions and services in its Israeli business line from NIS 1,546.3 million (approximately $402.6 million) in 2016 to NIS 1,759.5 million (approximately $ 489.3 million) in 2017, an increase of 14.8% in Matrix’s computer infrastructure and integration solutions from NIS 418.5 million (approximately $109.0 million) in 2016 to NIS 480.5 million (approximately $ 133.6 million) in 2017 and an increase of 14.2% in Matrix’s Software solutions and services in the United States from NIS 286.4 million (approximately $74.6 million) in 2016 to NIS 327.0 million (approximately $91.0 million) in 2017.

Magic Software:

Magic Software’s revenues, reported under this revenue stream, increased by 35.9% from $ 141.1 million to $191.8 million, primarily attributable to (i) increased demand for the professional services offerings in Israel by Comblack IT Ltd, and in the U.S by all of our U.S subsidiaries’ and (ii) the inclusion of Shavit Software (2009) Ltd. (consolidated as of November 2016), Twingo Ltd., (consolidated as of August 2016) and Quickcode Ltd., (consolidated as of February 2016) for the full year’.

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

Magic Software:

Magic Software’s revenues, reported under this revenue stream, increased by 16.1% from $57.1 million in 2016 to $66.3 million in 2017. The increase in Magic Software revenues was attributable to (i) anticipated software renewal lifecycle among some of its AppBuilder’s larger enterprise customers, (ii) increased demand for the Magic xpi Integration Platform, which grew by 51% compared to 2016 and (iii) the inclusion of Roshtov Software Industries Ltd (consolidated as of July 2016) in Magic Software’s consolidated results for 2017. Those factors were offset in part by a decrease in Magic Software’s revenues from its vertical packaged software solution Leap™ following a successful completion of a large project, and by a 6% decline in Magic xpa licenses sale.

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

Our proprietary software solutions and related services sales are generally characterized by a higher gross margin than sales of our software services. The cost of revenues for proprietary software solutions and related services increased from $ 149.2 million in 2016 to $ 201.3 million in 2017. As a percentage of our proprietary software solutions and related services revenues, costs of revenues for proprietary software solutions and related services increased to 59.3% in 2017 compared to 54.6% in 2016.

The cost of revenues for software services increased from $700.6 million in 2016 to $ 857.0 million in 2017. As a percentage of software services revenues, costs of revenues for software services in 2016 and 2017 remained relatively stable at 84.4% in 2017 compared to 83.9% in 2016.

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

Research and development expenses, gross, increased from $ 32.1 million in 2016 to $ 49.4 million in 2017, mainly due to the R&D investments in our newly acquired entities (StoneRiver, Inc, KnowledgePrice.com, Roshtov Software Industries Ltd. and Michpal), which totaled $14.0 million, as well as to increased investment in research and development activities in support of the expansion of our offering of solutions in the year ended December 31, 2017. In 2017, we capitalized software costs of $9.6 million, compared to $9.8 million in 2016. Capitalization of software costs in 2016 and 2017 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and certain of its subsidiaries, Sapiens and certain of its subsidiaries and Michpal). Research and development expenses, net, increased from $22.3 million in 2016 to $ 39.9 million in 2019, mainly due to the factors described above.

As a percentage of revenues, research and development expenses, net, increased from 2.0% in 2016 to 2.9% in 2017. Research and development expenses for the years ended December 31, 2017 and 2016 include insignificant amounts of stock-based compensation.

Selling, Marketing General and Administrative Expenses. Selling, marketing, general and administrative, or SMG&A, expenses consist primarily of cost of salaries, severance and related expenses of sales, marketing, management and administrative employees, travel expenses, selling expenses, rent, utilities, communications expenses, expenses related to external consultants, depreciation, amortization and other expenses. Selling, marketing, general and administrative expenses increased from $148.0 million in 2016 to $184.2 million in 2017. As a percentage of revenues, SMG&A remained relatively stable at 13.6% in 2017 compared to 13.4% in 2016.

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

Selling, marketing general and administrative expenses for the years ended December 31, 2016 and 2017 included $4.3 million and $ 4.0 million, respectively, of stock-based compensation expenses.

Operating Income. Our operating income decreased from $88.5 million in 2016 to $72.8 million in 2017. As a percentage of revenues, our operating income decreased from 8.0% in 2016 to 5.4% in 2017. The decrease in our operating income during the year ended December 31, 2017 relative to the year ended December 31, 2016 as an absolute amount was attributable to the various gross profit and operating expenses trends described above.

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

Taxes on Income. Taxes on income decreased from $21.2 million in 2016 to $13.4 million in 2017. The decrease in our expense from taxes on income was primarily attributable to Sapiens’ shift from tax expenses on income of $5.8 million recorded during the year ended December 31, 2016 to a tax benefit of $2.6 million during the year ended December 31, 2017. Sapiens’ shift to a tax benefit in 2017 compared to tax expense in the previous year was mainly attributable to the one-time effect of $3.8 million of tax benefit resulting from the remeasurement of Sapiens’ deferred tax liability in respect of its US subsidiaries, due to a decrease in the federal corporate income tax rate following the enactment of the U.S. Tax Act in the United States in December 2017, as well as an increase in deferred tax assets recorded in 2017 in respect of the one-time cost reduction and reorganization program that Sapiens believe will more likely than not be utilized in the near future.

Net income attributable to non-controlling interests. Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies which are not wholly owned by Formula during each of the periods indicated. Net income attributable to non-controlling interests decreased from $33.7 million in 2016 to $29.1 million in 2017, mainly due to the decrease in Sapiens’ net income attributable to its shareholders from $16.7 million during the year ended December 31, 2016 to a net loss attributable to its shareholders of $2.4 million recorded during the year ended December 31, 2017.

Impact of Inflation and Currency Fluctuations on Results of Operations

Our financial statements are stated in U.S. dollars, our functional currency. However, most of our revenues and expenses from our software services revenue line are denominated in NIS and a substantial portion of our revenues and costs from our proprietary software products and related services revenue line are incurred in other currencies, particularly NIS, Euros, Japanese yen, Indian rupee and the British pound. We also maintain substantial non-U.S. dollar balances of assets, including cash, accounts receivable, and liabilities, including accounts payable, debentures and debt to financial institutions Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may adversely affect our business, results of operations and financial condition. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars using the average exchange rate over the period during which the transactions occur, in accordance with IFRS. Therefore, we are exposed to the risk that the devaluation of the NIS relative to the U.S. dollar may reduce the revenue growth rate and profitability for our software services in dollar terms. The average of the daily representative exchange rates of the NIS to the dollar in 2017 and 2018, as reported by the Bank of Israel, was NIS 3.5998 per US$1 and NIS 3.5949 per US$1, respectively. Consequently, this trend slightly increased the dollar value of our NIS- based revenues and profitability for our Israeli software services in 2018 relative to 2017. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently mainly denominated in U.S dollars, Euros, Japanese yen, Indian rupee and the British pound, whereas a substantial portion of our expenses relating to those products, principally salaries and related personnel expenses, are denominated in NIS. As a result, the devaluation of the Euro, Japanese yen, Indian rupee and the British pound relative to the U.S. dollar (in which our financial results are reported) reduces the revenue growth rate and profitability for our proprietary software products and related services in dollar terms, thereby adversely affecting our operating results. From the perspective of expenses (and contrary to the trend involving software services), the devaluation of the NIS relative to the dollar, decreases the relative value, in U.S. dollars, of the NIS-denominated operating costs related to our proprietary software product revenues. That, therefore, increases our profitability and partially compensates for the negative effect that this movement has on our revenues and our profitability from our software services.

Since most of our expenses are incurred in NIS, the dollar cost of our operations also rises as a result of any increase in the rate of inflation in Israel, to the extent that such inflation is not offset, or is only offset on a lagging basis, by the devaluation (if any) of the NIS against the dollar during a relevant period of time. The average Israeli rate of inflation on an annual basis amounted to (-0.2%), 0.4% and 0.8% for the years ended December 31, 2016, 2017 and 2018, respectively. In 2016 and 2017, the NIS appreciated relative to the U.S dollar, whereas in 2018 the NIS devaluated against the dollar (in each case, based on average of the daily representative exchange rates). Therefore, in 2016, the negative inflation rate offset the increase in the dollar cost of our operations due to the appreciation of the NIS relative to the dollar. In 2017, inflation and the appreciation of the NIS relative to the dollar combined to increase the cost of our operations. In 2018, the depreciation of the NIS relative to the dollar reduced the dollar cost of our operations, despite the increase that would have otherwise been caused by the rise in inflation in Israel.

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

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation (appreciation) of NIS against the US$*	Devaluation (appreciation) of Euro against the US$*
	%	%	%

2016	(-0.2)	(1.5)	3.5
2017	0.4	(9.8)	(12.2)
2018	0.8	8.1	4.6

*	Reflects the change in the daily exchange rate from the start of such year until the end of such year rather than the change in the average daily exchange rate over the course of that year relative to the previous year.

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

An Industrial Company is entitled to certain tax benefits, including:

●	deduction of the cost of the purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;

●	the right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it; and

●	deduction of expenses related to a public offering in equal amounts over three years.

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

Tax Benefits under the Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for capital investments in a production facility (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, or AE, a Beneficiary Enterprise, or BE, a Preferred Enterprise, or PFE, and Preferred Technology Enterprise or TE, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made or the election of the grantee. In order to qualify for these incentives, an AE, a BE, a PFE or a TE is required to comply with the requirements of the Investment Law.

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

Tax Benefits for Income from AEs Approved Before April 1, 2005

Under the Investment Law prior to the 2005 Amendment, a company that wished to receive benefits on its investment program that is implemented in accordance with the provisions of the Investment Law (referred to as an AE), had to receive an approval from the Israeli Authority for Investments and Development of the Industry and Economy (referred to as the Investment Center). Each certificate of approval for an AE relates to a specific investment program delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets— e.g., the equipment to be purchased and utilized pursuant to the program.

An AE may elect to forego any entitlement to the cash grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an AE will be exempt from corporate tax for a period of between two (2) and ten (10) years from the first year of taxable income, depending on the geographic location within Israel of the AE, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below. The benefits period under AE status is limited to 12 years from the year in which the production commenced (as determined by the Investment Center), or 14 years from the year of receipt of the approval as an AE, whichever ends earlier. If a company has more than one AE program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval. Income derived from activity that is not integral to the activity of the AE will not enjoy tax benefits.

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

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions set forth in the amendment for tax benefits and which exceeds a minimum investment amount specified in the Investment Law. Such investment entitles a company to receive a Beneficiary Enterprise status with respect to the investment, and may be made over a period of no more than three years ending in the year in which the company chose to have the tax benefits apply to its Beneficiary Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise, and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Beneficiary Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depends on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income generated by the Beneficiary Enterprise for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as explained above. The benefits period is limited to 12 or 14 years from the year the company first chose to have the tax benefits apply, depending on the location of the company within Israel.

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

The 2011 Amendment canceled the availability of the benefits granted to companies in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its PFE (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, PFE status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 15% with respect to its preferred income, or PFI, attributed to its PFE in 2011 and 2012, unless the PFE was located in a certain development zone, in which case the rate was 10%. Such corporate tax rates were reduced to 12.5% and 7%, respectively, in 2013 and were increased to 16% and 9%, respectively, in 2014 until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a PFE that is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a ‘Special PFE’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special PFE is located in a certain development zone. As of January 1, 2017, the definition for ‘Special PFE’ includes less stringent conditions.

The classification of income generated from the provision of usage rights in know-how or software that were developed in a PFE, as well as royalty income received with respect to such usage, is subject, as PFE income, to the issuance of a pre-ruling from the Israel Tax Authority that stipulates that such income is associated with the productive activity of the PFE in Israel.

Dividends paid out of PFI attributed to a PFE or to a Special PFE are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). From 2017 to 2019, dividends paid out of PFI attributed to a PFE, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

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

In 2011, Magic and one of its Israeli subsidiaries filed a notice to the Israeli tax authorities to apply for the new benefits under the 2011 Amendment, and therefore were subject to the amended tax rate of 16% for the tax years 2011-2016.

In 2015, certain of Sapiens’ Israeli subsidiaries filed a notice to the Israeli tax authorities to apply for the new benefits under the 2011 Amendment, and therefore were subject to the amended tax rate of 16% for the tax years 2014-2016.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise”, or PTE, and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, or PTI, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain Benefited Intangible Assets (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist) (referred to as the IIA).

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a Special PTE (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion) and will thereby benefit from a reduced corporate tax rate of 6% on PTI regardless of the company’s geographic location within Israel. In addition, a Special PTE will benefit from a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special PTE that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a PTE or a Special PTE, paid out of PTI, are generally subject to withholding tax at source at the rate of 20%, or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign parent company holding at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

We examined the impact of the 2017 Amendment and the degree to which we will qualify as a PTE or Special PTE, and the amount of PTI that we may have, or other benefits that we may receive, from the 2017 Amendment. Beginning in 2017, part of the Group’s taxable income in Israel is entitled to a preferred 12% tax rate under the 2017 Amendment.

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

Current Outlook

We had cash and cash equivalents and short-term investments (including marketable securities) of $260.8 million and $295.6 million at December 31, 2017 and December 31, 2018, respectively. At December 31, 2017 and December 31, 2018, we had indebtedness to banks and others of $345.0 million and $381.4 million, respectively, of which $75.6 million and $127.0 million were current liabilities and $269.4 million and $254.4 million were long-term liabilities as of those respective dates. In addition, as of December 31, 2018, Formula had indebtedness of $24.2 million outstanding to an Israeli institutional investor and $90.9 million, in the aggregate, outstanding under Formula’s secured debentures (Series A) and convertible debentures (Series B) which Formula sold in a public offering in Israel in September 2015, as described below. In March 2019, Formula incurred an additional NIS 298.5 million (approximately $82.1 million) of indebtedness pursuant to its issuance and sale of additional secured debentures (Series C) in a public offering in Israel.

We had cash and cash equivalents that were held outside of Israel and that would have been subject to income taxes if distributed as a dividend as of December 31, 2017 and 2018 in amounts of $48.6 million and $52.9 million, respectively.

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

Under the terms of the loan with the Israeli institutional investor, Formula has undertaken to maintain the following financial covenants, as they will be expressed in its financial statements:

1.	Formula’s equity shall not be lower than $160 million at all times.

2.	The ratio of Formula’s equity to total assets will not be less than 20%.

3.	The ratio of Formula’s total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.5 to 1.

4.	The ratio of Formula’s total financial debts less cash, short-term deposits and short-term marketable securities to the total assets will not exceed 30%.

5.	Formula’s liabilities to banks and other financial institutions in its stand-alone balance sheet shall not be higher than NIS 700 million (approximately $186.8 million).

6.	Formula will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party’s debts as they are today and as they will be without the financial institution’s consent.

7.	Formula will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the financial institution’s advance written consent, unless it is done in the ordinary course of business.

Israeli Debenture Offerings

September 2015 Public Offering

In September 2015, Formula consummated a public offering of debentures in Israel. The two series of debentures issued by Formula in the public offering consisted of one series of debentures— the Series A Secured Debentures— that is secured by liens on the shares of Formula’s subsidiaries (Matrix, Sapiens and Magic Software), and a second series— the Series B Convertible Debentures— that was convertible into ordinary shares of Formula. Both series of debentures were listed for trading only on the TASE.

In the public offering, Formula issued and sold a total amount of NIS 227,260,000 ($58,2 million) par value of the debentures, which were subdivided into the following respective amounts of Series A Secured Debentures and Series B Convertible Debentures that were subject to the following terms:

●	NIS 102,260,000 ($26.3 million) par value of Series A Secured Debentures were sold, which bear interest on the unpaid principal at a fixed annual rate equal to 2.8% (which may vary based on the credit rating of the debentures), which is paid on a semi-annual basis through July 2024. The principal is payable in eight equal annual installments beginning in July 2017 and ending in July 2024. The interest rate varies based on the credit rating of the Series A Secured Debentures. The net proceeds received by Formula from the issuance of the Series A Secured Debentures in September 2015 amounted to $25.9 million (net of issuance expenses).

●	NIS 125,000,000 ($31.9 million) par value of Series B Convertible Debentures were sold at a price per debenture unit (each unit comprised of NIS 1,000 par value of debentures) of NIS 1,020. The Series B Convertible Debentures bore interest at a fixed annual rate equal to 2.74% (which was subject to adjustment based on the credit rating of the debentures). Interest was payable in one payment upon maturity of the Series B Convertible Debentures on March 26, 2019 (at which time the accrued interest constituted 10% of the principal amount of the debentures, in the aggregate). The Series B Convertible Debentures were convertible into Formula’s ordinary shares at a rate of NIS 157 ($40.03) par value of Series B Convertible Debentures per one share. The conversion rate was subject to adjustment for the issuance of bonus shares, rights and dividends. The principal amount of and interest on the Series B Convertible Debentures was subject to adjustment based on changes in the exchange rate between the NIS and the U.S. dollar relative to the exchange rate on September 8, 2015. The net proceeds received by Formula from the issuance of Series B Convertible Debentures amounted to $32.1 million (net of issuance expenses).

The gross proceeds received by Formula from the issuance of all debentures in September 2015 were approximately NIS 229.8 million ($58.6 million), in the aggregate.

As a result of conversions that were effected during 2018 and 2019, prior to the maturity of the Series B Convertible Debentures in March 2019, holders of Series B Convertible Debentures converted an aggregate principal (par value) amount of NIS 80.5 million (of which NIS 231,700,000 were converted in 2018) into 545,485 ordinary shares, (of which 1,556 ordinary shares were issued in 2018), constituting 3.57% of Formula’s issued and outstanding share capital (following those conversions). The remaining outstanding Series B Convertible Debentures matured on March 26, 2019, and the remaining outstanding principal of NIS 44.5 million ($11.4 million) and interest on those debentures of $1.1 million were paid on that date. No Series B Convertible Debentures are outstanding as of the date of this annual report.

January 2018 Private Placement

On January 31, 2018, Formula consummated a private placement to qualified investors in Israel, of an additional, aggregate NIS 150 million par value of Series A Secured Debentures at a price of NIS 1,034.7 for each NIS 1,000 principal amount. The aggregate gross proceeds totaled NIS 155.2 million (approximately $45.6 million), excluding issuance costs of $0.2 million. As a result of the private placement, the total outstanding principal amount of the Series A Secured Debentures increased to approximately NIS 239.5 million (approximately $69.1 million) as of that time. The terms of the Series A Secured Debentures sold in the private placement are identical in all respects to those of the Series A Secured Debentures sold in Formula’s September 2015 public offering.

March 2019 Public Offering

On March 31, 2019, Formula consummated a public offering in Israel of a new series of secured debentures—Series C Secured Debentures— in an aggregate NIS 300 million par value amount, at a price of NIS 1,000 for each unit of NIS 1,000 principal amount. The aggregate gross proceeds from the public offering totaled NIS 298.5 million (approximately $82.2 million). The Series C Secured Debentures are secured by liens on the shares of Formula’s subsidiaries, and are listed for trading only on the TASE. Each Series C Debenture unit bears interest at a fixed annual rate equal to 2.29%, which interest will be paid out on a semi-annual basis. The principal amount of the Series C Debentures will be payable by Formula in seven annual installments from December 1, 2020 through December 1, 2026, the first five of which will each constitute 11% of the principal, and the final two of which will each constitute 22.5% of the principal.

As a result of the public offering and following the retirement of the remaining Series B Convertible Debentures, the total principal amount of all debentures—including Series A Secured Debentures and Series C Secured Debentures—issued by Formula that remain outstanding as of March 31, 2019 constituted NIS 505.3 million (approximately $139.1 million). The terms of the Series C Secured Debentures sold in the March 2019 public offering are substantially similar to those of the Series A Secured Debentures sold in Formula’s September 2015 public offering and January 2018 private placement.

General Terms of Outstanding Debentures

The Series A Secured Debentures and Series C Secured Debentures contain, in addition to standard terms and obligations, the following obligations on our part:

●	a negative pledge, subject to certain exceptions;

●	a covenant not to distribute dividends unless: (i) shareholders’ equity (not including minority interests) is at least $290 million (for the Series C Secured Debentures) or $250 million (for the Series A Secured Debentures); (ii) Formula’s consolidated net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) does not exceed 50% (for the Series C Secured Debentures) or 65% (for the Series A Secured Debentures) of net CAP (which is defined as financial indebtedness, net, plus shareholders equity); (iii) the amount of the distributions (including, in the case of the Series C Secured Debentures, any previous distribution starting from January 1, 2016) does not exceed that aggregated amount of the profit accrued for 2015 and 75% of profits accrued from January 1, 2016 until the distribution; (iv) no event of default shall have occurred; and (v) no material breach of obligations under the debentures shall have occurred; and

●	Financial covenants, including: (i) the equity attributable to the shareholders of Formula, as reported in Formula’s annual or quarterly financial statements, will not be less than $160 million (for the Series A Secured Debentures) or $215 million (for the Series C Secured Debentures); (ii) Formula’s consolidated net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity); (iii) for the Series C Secured Debentures, Formula’s consolidated net financial indebtedness shall not exceed five times EBITDA (which is defined as the consolidated net profit plus taxes, net financing expenses, depreciation and amortization and without expenses for employee stock option, expenses for transactions and on-time income/expenses); and (iv) at all times, Formula’s cash balance will not be less than the annual interest payment (compounded) for the unpaid principal amount of the Series C Secured Debentures or the Series A Convertible Debentures (as applicable).

We have agreed to standard events of default under the Series A Secured Debentures and Series C Secured Debentures, together with the following additional events of default due to any of the following:

●	cross default, excluding following an immediate repayment initiated in relation to the other series of debentures or other indebtedness (other than non-recourse debt) over NIS 75 million ($21.6 million);

●	suspension of trading of the debentures on the TASE over a period of 60 days;

●	failure to have the debentures rated over a period of 60 days;

●	if the rating of the debentures is less than BBB- by Standard and Poors Maalot or equivalent rating of other rating agencies;

●	if there is a change in control without consent of the rating agency;

●	if Formula fails to provide additional security when the loan-to-value of the securities securing the Series A Secured Debentures or Series C Secured Debentures (as applicable) falls below the required ratio;

●	the existence of a real concern that Formula will not meet its material undertakings towards the debenture holders;

●	the inclusion in Formula’s financial statements of a note regarding the existence of significant doubt as to Formula’s ability to continue as a going concern;

●	breach of Formula’s undertakings regarding the issuance of additional debentures;

●	Formula’s failure to continue to control any of its subsidiaries; and

●	failure to comply with the negative pledge covenant.

Subsidiary and Affiliate Financing Activities

From time to time, our subsidiaries and affiliated companies also maintain credit facilities with banks and other financial institutions and issue debt instruments such as debentures in accordance with their cash requirements. These credit facilities and debentures include, inter alia, certain standard events of defaults related to our subsidiaries’ operations, which restrict their ability to: (i) undergo a change of control, (ii) distribute dividends, (iii) incur debt or apply a floating charge on their assets, or (iv) undergo an asset sale or other change that would result in a fundamental change in their operations. The subsidiaries’ and affiliated companies’ indebtedness also requires that they comply with certain financial covenants, including maintenance of certain financial ratios related to their shareholders’ equity, total rate of debt and liabilities, minimum outstanding balance of total cash and short-term investments and operating results that are customary for companies of their comparable size and the risk. Some of our subsidiaries’ assets are pledged to the lender banks and debenture holders. If we or any of our subsidiaries do not meet the covenants specified in our credit agreements or indentures (or equivalent agreement with the debenture holders), and a waiver with respect to the fulfillment of such covenants has not been received from the lender bank or representative of the debenture holders, the lender bank or debenture holders (via the action of their representative) may foreclose on the pledged assets to satisfy a debt.

Currently, Matrix, Sapiens, Magic Software and Formula have such material credit facilities and/or debentures outstanding. The long-term debt obligations of Matrix bear fixed interest at an average annual rate of 2.50%-5.81% and floating interest at a rate of LIBOR + 2.2%. The long-term debt obligations of Magic Software bear fixed interest at an annual rate of 2.6%-5.0%. The long-term debt obligations of Sapiens bear fixed interest at an annual rate of 3.37%. These credit facilities and/or debentures expire over a period of time that ranges from one to seven years.

As of December 31, 2018, Matrix had aggregate short-term obligations to banks and others of NIS 187.3 million (approximately $50.0 million) and aggregate long-term obligations to banks of NIS 406.5 million (approximately $108.5 million) under its credit facilities. As of December 31, 2018, Magic Software had aggregate short-term obligations to banks and others of $8.7 million and aggregate long-term obligations to banks and others of $19.4 million under its credit facilities.

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

5.	Magic Software will not create any pledge on all of its property and assets in favor of any third party without the financial institution’s consent

In September 2017, Sapiens issued NIS 280 million (approximately $78.3 million, net of $0.96 million of debt discount and issuance costs) principal amount of Series B unsecured, non-convertible debentures, in a public offering and private placement in Israel. Proceeds of such offering were utilized to repay the entire outstanding loan amount (including accrued interest) under a $40 million credit agreement to which Sapiens had been party with HSBC Bank USA, National Association as financing for Sapiens’ acquisition of StoneRiver. The outstanding principal amount of the Sapiens Series B debentures is linked to the US dollar and bears interest at an annual rate of 3.37%, to be paid on a semi-annual basis (on January 1 and July 1 of 2018 through 2025, with one final interest payment on January 1, 2026). The principal of the Sapiens Series B debentures is payable in eight equal annual payments beginning on January 1, 2019, with the final payment due on January 1, 2026. The first installment, in an amount of $9.9 million, was paid on January 1, 2019.

In the deed of trust entered into by Sapiens with the trustee for the holders of its Series B debentures, Sapiens undertook to maintain a number of conditions and limitations on the manner in which it can operate its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on its assets, or undergo an asset sale or other change that results in a fundamental change in its operations. The deed of trust also requires Sapiens to comply with certain financial covenants, including maintenance of a minimum shareholders’ equity level and a maximum ratio of financial indebtedness to shareholders’ equity, at levels that are customary for companies of comparable size. The deed of trust furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that the debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of the debentures (below BBB-) could result in the acceleration of Sapiens’ obligation to repay the debentures.

We believe that our current cash reserves, together with cash that may be distributed to us from the ongoing operations of our subsidiaries and any credit that we may choose to draw upon that is available under our (and our subsidiaries’ and affiliated company’s) existing credit facilities should be sufficient for our present working capital requirements for at least the next 12 months at our current level of operations. We may consider in the future additional equity issuances, debt issuances or borrowings from banks if necessary to meet cash needs for our growth, including if needed to consummate one or more acquisitions for consideration consisting of all or a substantial portion of our available cash. Should we require additional financing in the future, we cannot assure you that such financing will be available on favorable terms or at all.

On March 10, 2019, Formula reported publicly to the TASE and Israeli Securities Authority that Standard & Poor’s Maalot, or S&P, had issued a credit rating of ilAA- for the new Series C Secured Debentures, for an aggregate principal amount of up to NIS 300 million (par value) that was subsequently issued and sold on March 31, 2019. That credit rating echoes the credit rating (ilAA-) for Formula’s other current series of secured debentures (Series A Secured Debentures) that are traded on the TASE. S&P’s credit rating for Formula as an issuer remained ilA+/stable as of that report. The credit ratings are based on a number of factors and considerations.

On July 31, 2018, Sapiens reported publicly to the TASE and Israeli Securities Authority that S&P had reaffirmed Sapiens’ corporate credit rating and its Series B Debentures’ credit rating of i) ilA+ with stable outlook, and (ii) ilA+, respectively.

As of the date of the financial statements included in this annual report, each of Formula, Sapiens, Magic Software and Matrix were in compliance with each of their respective financial covenants.

Cash Provided by Operating Activities

Cash flow provided by our operating activities increased from $81.1 million in 2017 to $82.6 million in 2018.

Net cash provided by operating activities in 2018 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to: (i) depreciation and amortization of capitalized research and development assets, other intangible assets (mainly customer relations) and property, plants and equipment, in an aggregate amount of $48.7 million; (ii) an increase in trade payables and in other accounts payable and employees and payroll accrual, in an aggregate amount of $32.7 million; (iii) stock-based compensation expenses, in an amount of $4.0 million; (iv) an increase in deferred revenues, in an amount of $3.0 million; (v) an increase in liabilities in respect of business combinations, in an amount of $0.7 million; and (vi) an increase in employees benefit liabilities, in an amount of $0.6 million. Material downwards adjustments in cash flow for non-cash activity, including changes in operating assets and liabilities, consisted of adjustments of: (i) an increase in trade receivables in an amount of $66.1 million; (ii) an increase in other current and long-term accounts receivable, in an amount of $5.8 million; (iii) change in deferred taxes, net, in an amount of $5.7 million; (iv) change in value of debentures, in an amount of $3.0 million; (v) change in value of short-term and long term loans from banks and others and deposits, net, in an amount of $2.3 million,(vi) an increase in inventories, in an amount of $1.0 million; and (vii) share of profit of companies accounted for at equity, net, in an amount of $0.4 million.

Cash flow provided by operating activities in 2018 was primarily comprised of NIS 124.5 million (approximately $37.2 million) provided by Matrix, $27.7 million provided by Sapiens, $24.1 million provided by Magic Software and approximately $1.1 million provided by Insync, Michpal and Effective Solutions, offset by $7.5 million used by Formula.

Net cash provided by operating activities in 2017 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to: (i) depreciation and amortization of capitalized research and development assets, other intangible assets (mainly customer relations) and property, plants and equipment, in an aggregate amount of $43.6 million; (ii) an increase in deferred revenues, in an amount of $15.7 million; (iii) an increase in trade payables and in other accounts payable and employees and payroll accrual, in an aggregate amount of $13.3 million; (iv) stock-based compensation expenses, in an amount of $4.6 million; (v) changes in value of short-term and long term loans from banks and others and deposits in an amount of $6.7 million; (vi) change in value of debentures of $5.3 million, (vii) an increase in liabilities in respect of business combinations, in an aggregate amount of $1.5 million; and (viii) a decrease in inventory of $1.0 million. Material downwards adjustments in cash flow for non-cash activity, including changes in operating assets and liabilities, consisted of adjustments of (i) an increase in trade receivables in an amount of $38.2 million, (ii) change in deferred taxes net in an amount of $12.8 million and (iii) share of profit of companies accounted for at equity, net in an amount of $1.1 million.

Cash flow provided by operating activities in 2017 was primarily comprised of $50.2 million provided by Matrix, $8.5 million provided by Sapiens, $25.5 million provided by Magic and approximately $2.8 million provided by Insync and Michpal, offset by $6.0 million used by Formula.

Cash Provided by Financing Activities

Cash provided by financing activities was $41.0 million in 2018 compared to $19.0 million in 2017, mainly reflecting the cumulative effect of the following financing-related transactions that occurred over the course of those years:

Year Ended December 31, 2018

In May 2018, Formula declared a cash dividend to its shareholders of $0.34 per share (or $5.0 million in the aggregate), which was paid in June 2018.

In February 2018, Magic Software declared a dividend distribution to its shareholders of $0.13 per share (or $5.8 million in the aggregate), which was paid in March 2018, of which $3.1 million was paid to non-controlling interests.

In August 2018, Magic Software declared a dividend distribution to its shareholders of $0.155 per share (or $7.6 million in the aggregate), which was paid in September 2018, of which $4.1 million was paid to non-controlling interests.

In September 2018, Sapiens declared a cash dividend to its shareholders of $0.20 per share (or $10.0 million, in the aggregate), which was paid in October 2018, of which $5.2 million was paid to non-controlling interests.

In March 2018, Matrix distributed to its shareholders a cash dividend in an aggregate amount of NIS 29.6 million (approximately $8.5 million), of which $4.3 million was paid to non-controlling interests.

In June 2018, Matrix distributed to its shareholders a cash dividend in an aggregate amount of NIS 25.9 million (approximately $7.2 million), of which $3.6 million was paid to non-controlling interests.

In September 2018, Matrix distributed to its shareholders a cash dividend in an aggregate amount of NIS 24.7 million (approximately $6.8 million), of which $3.5 million was paid to non-controlling interests.

In December 2018, Matrix distributed to its shareholders a cash dividend in an aggregate amount of NIS 22.2 million (approximately $5.9 million), of which $3.0 million was paid to non-controlling interests.

In addition, net cash provided by financing activities in 2018 was attributable to: (i) the issuance of Formula’s additional Series A Secured Debentures in an amount of NIS 155.2 million (approximately $45.6 million), excluding issuance costs of $0.2 million, in a private placement in January 2018; (ii) receipt of long term loans in an amount of $83.5 million; (iii) the issuance of Magic’s ordinary shares in a private placement in July 2018 in an amount of $25.4 million and (iv) exercise of employees’ stock options in subsidiaries in an amount of $1.2 million, offset in part by (i) repayment of long term loans from banks and others in an amount of $42.9 million; (ii) a decrease in short-term bank credit, net in an amount of $20.7 million; (iii) repayment of obligations under debentures in an aggregate amount of $9.4 million; (iv) dividends paid to non-controlling interests in indirect subsidiaries in an amount of $7.3 million; and (v) cash paid to purchase non-controlling interests in an amount of $2.0 million.

Year Ended December 31, 2017

In December 2016, Formula declared a cash dividend to its shareholders of $0.48 per share, which was paid in January 2017. The aggregate amount distributed by Formula was approximately $7.1 million.

In September 2017, Formula declared a cash dividend to its shareholders of $0.34 per share, which was paid in November 2017. The aggregate amount distributed by Formula was approximately $5.0 million.

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

In December 2017, Sapiens distributed to its shareholders a cash dividend in an amount of $0.20 per common share. The aggregate amount distributed by Sapiens was approximately $9.9 million, of which $5.1 million was paid to non-controlling interests in Sapiens.

In February 2017, Magic Software declared a cash dividend in an amount of $0.085 per share that was paid on April 5, 2017. The aggregate amount distributed by Magic Software was approximately $3.8 million, of which $2.0 million was paid to non-controlling interests in Magic Software.

In August 2017, Magic Software declared a cash dividend in an amount of $0.13 per share, which was paid on September 13, 2017. The aggregate amount distributed by Magic Software was approximately $5.8 million, of which $3.1 million was paid to non-controlling interests in Magic Software.

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

Cash Used in Investing Activities

Net cash used in our investing activities was $90.5 million in 2018, compared to $107.1 million in 2017.

Net cash used in investing activities in 2018 was attributable to: (i) expenditures (net of cash acquired) with respect to business acquisitions in an aggregate amount of $49.1 million; (ii) changes in short-term deposits, net in an amount of $17.3 million, (iii) purchase of property and equipment in an amount of $11.6 million; (iv) capitalization of software development and other costs in an amount of $8.8 million; and (v) cash paid in conjunction with deferred payments and contingent liabilities related to business combinations in an amount of $8.3 million. This cash use was offset in part by the following cash amounts provided by investing activities in 2018: (i) proceeds from maturity and sale of marketable securities, net in an amount of $4.0 million; and (ii) proceeds from sale of property, plants and equipment in an amount of $0.4 million.

Net cash used in investing activities in 2017 was attributable to: (i) expenditures (net of cash acquired) with respect to business acquisitions in an amount of $119.1 million; (ii) purchase of property and equipment in an amount of $9.6 million; (iii) capitalization of software development and other costs in an amount of $9.3 million; (iv) cash paid in conjunction with deferred payments and contingent liabilities related to business combinations in an amount of $8.8 million; and (v) changes in short term deposits, net in an amount of $0.9 million. This cash use was offset in part by the following cash amounts provided by investing activities in 2017: (i) proceeds from sale of marketable securities, net in an amount of $40.6 million.

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

In September 2015, Formula consummated a public offering in Israel of its Series A Secured Debentures and Series B Convertible Debentures. The debentures were listed for trading only on the TASE. In the public offering, Formula issued and sold a total amount of NIS 227,260,000 ($57.8 million) par value of the debentures, which were subdivided into Series A Secured Debentures and Series B Convertible Debentures. In January 2018, Formula issued and sold an additional NIS 150 million par value of Series A Secured Debentures for aggregate gross proceeds totaling NIS 155.2 million (approximately $45.6 million), excluding issuance costs of $0.2 million. In March 2019, Formula issued and sold an aggregate NIS 300 million par value amount of Series C Secured Debentures for aggregate gross proceeds of NIS 298.5 million (approximately $82.2 million). No Series B Convertible Debentures remain outstanding as of the date of this annual report. For a description of the amounts outstanding under these debenture series and the related covenants and restrictions to which we are subject, please see “Israeli Debenture Offerings” above in this Item 5.B (“Liquidity and Capital Resources”).

We do not have material commitments for capital expenditures by Formula as of December 31, 2018 or as of the date of this annual report.

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Indemnification of Office Holders.”

Subsidiary Commitments

Our subsidiaries do not have any material commitments for capital expenditures as of December 31, 2018 or as of the date of this annual report.

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

Our subsidiaries and affiliate as of December 31, 2018 have provided bank guarantees aggregating to approximately $27.8 million as security for the performance of various contracts with customers. If our subsidiaries and affiliates were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

Our subsidiaries and affiliate as of December 31, 2018 have also provided additional bank guarantees aggregating to $4.7 million as security for rent to be paid for their offices. If our subsidiary and affiliate were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees pay amounts claimed to be due.

Pursuant to the credit agreement and the Series A Secured Debentures and Series C Secured Debentures described above, liens have been incurred over a certain portion of our investment in outstanding shares of Matrix, Sapiens and Magic Software, in respect of the amounts shown in the table below:

	As of March 31, 2019
	(in U.S. dollars)
	Financial institution credit agreement	Formula’s Series A Secured Debentures	Formula’s Series C Secured Debentures
Matrix ordinary shares, par value NIS 1.0 per share	1,569,098	4,128,865	6,031,761
Magic Software ordinary shares, par value NIS 0.1 per share	760,323	5,825,681	2,411,474
Sapiens common shares, par value €0.01 per share	511,920	1,260,266	2,957,590

We and IAI have granted TSG, our jointly controlled affiliate, in equal share, a guarantee of NIS 40 million (approximately $10.7 million) as security against TSG’s bank credit line and bank guarantees issued by TSG for the performance of various contracts with its customers.

C.	Research and Development, Patents and Licenses, etc.

The net amounts that we spent on research and development activities in 2017 and 2018 were $39.9 million and $22.3 million, respectively. For more information about our research and development activities, see “Item 4. Information on the Company—Business Overview— Software Development.”

For information concerning our intellectual property rights, see “Item 4. Information on the Company— Business Overview— Intellectual Property Rights.”

D.	Trend Information

For trend information, please see the discussion in Item 4. “Information on the Company— Business Overview” and Item 5. “Operating and Financial Review and Prospects— Results of Operations.”

E.	Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2018.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars, in thousands)
Long-term debt obligations (1)	213,465	66,403	87,299	59,763
Lease obligations	99,018	28,267	36,539	18,413	15,799
Liabilities in respect of the acquisitions of operations	11,621	5,602	5,819	200
Debentures	185,004	58,055	44,363	42,001	40,585
Liability to the Innovation Authority (2)	433	433
Uncertainties in income taxes (3)	7,384
Accrued severance payments, net (4)	11,827
Total	528,752	158,760	174,020	120,337	56,384

(1)	Includes interest.

(2)	Does not include contingent liabilities to the Innovation Authority of approximately $6.2 million as described in Note 17(f) to our consolidated financial statements contained elsewhere in this annual report.

(3)	Payment of uncertain tax benefits would result from settlements with taxation authorities. Due to the difficulty in determining the timing of settlements, this information is not included in the above table. We do not expect to make any significant payments for these uncertain tax positions within the next 12 months.

(4)	Accrued severance payments, net relate to accrued severance obligations and notice obligations mainly to our Israeli employees as required under Israeli labor law or personal employment agreements. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information about our directors and senior management as of April 30, 2018.

Name	Age	Position	Expiration of Current Term of Directorship/Office
Guy Bernstein	51	Chief Executive Officer	December 2019 or upon 180 days advanced written notice of either party
Asaf Berenstein	41	Chief Financial Officer	No formal arrangement regarding expiration of term of office
Maya Solomon-Ella	41	Chief Operational Officer	No formal arrangement regarding expiration of term of office
Marek Panek	49	Chairman of the Board of Directors	2019 annual shareholders meeting
Rafal Kozlowski	45	Director	2019 annual shareholders meeting
Ohad Melnik(1) (3)	48	Director	2019 annual shareholders meeting
Eli Zamir(1) (2) (3)	50	External director	January 2022
Iris Yahal(1) (2) (3)	57	External director	January 2022

(1)	Serves on the audit committee of our board of directors.

(2)	Serves as an external director under the Companies Law. See “Item 6. Directors, Senior Management and Employees—Board Practices—External Directors under the Companies Law; Audit Committee; Internal Auditor; Approval of Certain Transactions under the Companies Law,” below.

(3)	Serves on the compensation committee of our board of directors.

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

Marek Panek has served as one of our directors since November 2010. Since January 2007 he has been the Executive Board Member of Asseco Poland S.A. and he is responsible for supervising the Capital Group Development Division and the EU Projects Office. Mr. Panek also holds and has held several other positions at Asseco and its affiliates, including Executive Board Member in Asseco International, a.s. (since October 2017), Supervisory Board Member of Asseco Central Europe, a.s. (since September 2011), Member of Board of Directors of Asseco Denmark (since March 2011) and Peak Consulting Group ApS (since January 2016), Supervisory Board Member of Asseco Lietuva UAB (since June 2011), Chairman of GSTN Consulting Sp. z o.o. (since November 2017), Supervisory Board Member of Asseco Innovation Fund Sp. z o.o. (since December 2018) and Chairman of the Supervisory Board of Nextbank Software (since March 2019). Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996); Marketing Director (from October 1996 to March 2003); Sales and Marketing Director (from April 2003 to March 2004); and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007). Prior to joining Asseco, Mr. Panek was employed at the ZE Gantel Sp. z o.o. from 1993 to 1995. Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having been awarded a master’s degree in engineering.

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

Ohad Melnik was elected to our board of directors in January 2019. Mr. Melnik has served as the director of the payment methods department and the finance compliance department of IFOREX International Group since 2004. From 2002 through 2004, Mr. Melnik served as the security officer and logistic planner of Danagis Ltd. In addition, from 2008 through 2015, Mr. Melnik served as a director of Peninsula Group Ltd. From 2012 through 2015, Mr. Melnik served as a director of Jerusalem Technology Investments Ltd. Mr. Melnik holds a B.A. degree in business administration and an M.B.A. degree (cum laude) from the College of Management. Mr. Melnik also graduated from the Executive MS Finance Program of the Baruch College, City University of New York (with Honors).

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

Arrangements for the Election of Directors; Family Relationships

Asseco is our largest shareholder, holding 25.4% of our outstanding share capital and voting rights to approximately 38.3% of our outstanding share capital (each of which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares. Asseco has significant influence over the election of the members of our board of directors (other than our external directors). Other than as described immediately above, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such.

Mr. Guy Bernstein and Mr. Asaf Berenstin are first cousins. Other than such relationship, there are no family relationships among our executive officers and directors.

B.	Compensation

Aggregate Compensation Paid to Directors and Executive Officers

Formula paid to its directors and executive officers, consisting of the individuals listed above in the table under “—Directors and Senior Management” (substituting Dafna Cohen for Ohad Melnik, since Ms. Cohen served as a director throughout 2018, before her term concluded and Mr. Melnik replaced her on the board in January 2019), direct remuneration and provided related benefits of approximately $2.3 million, in the aggregate, with respect to 2018. This aggregate compensation amount includes amounts set aside or accrued to provide pension, retirement or similar post-employment benefits, which themselves totaled $10,000 in 2018. This aggregate compensation amount furthermore includes expenses recorded with respect to equity-based compensation in a total amount of $0.2 million for 2018.

The above aggregate compensation amount does not, however, include the following:

●	expenses, including business travel, professional and business association dues and expenses, for which Formula reimburses its officers; and

●	other fringe benefits that companies in Israel commonly reimburse or pay to their officers,

as amounts incurred for such expenses and benefits in 2018 were paid in reimbursement of activities carried out by our directors and executive officers for strict business purposes in carrying out their duties on behalf of Formula and were therefore not compensatory in nature.

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

The table below reflects the compensation paid to our five most highly compensated office holders (each of whom is a member of our management) during or with respect to the year ended December 31, 2018. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2018.

Compensation of Management(1)

Name and Position(2), (3)	Salary ($)	Benefits And Perquisites ($)	Variable Compensation ($)	Equity Based Compensation ($) (5)
Guy Bernstein – CEO	517,000	(4)	(6)	-
Maya Solomon-Ella – COO	132,000	32,000	28,000	25,000

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements. We have two office holders who are members of management who are compensated by Formula (CEO and COO). For disclosure concerning compensation paid by us to our remaining four most highly compensated office holders (all of whom are directors), please see the table under “Compensation of Directors” below.

(2)	The executive officers listed in the table are full-time employees or consultants of Formula. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2018.

(3)	Our Chief Financial Officer, Asaf Berenstin, also serves as the chief financial officer of Magic Software. Pursuant to an agreement between Magic Software and Formula, Mr. Berenstin allocates 30%-40% of his time to Formula. Because he is not compensated by Formula, Mr. Berenstin is not listed in this table. However, Formula recognized an expense of $210,000 in 2018 with respect to restricted shares granted to Mr. Berenstin.

(4)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive officer, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2018 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in Note 17(b) to our consolidated financial statements, contained elsewhere in this annual report.

(6)	Under his service agreement with us, our chief executive officer, is entitled to an annual bonus in an amount equal to 3.3% of our net profit (including capital gains) after tax. An advance of 70% of the estimated bonus with respect to each year is paid over the course of the year, divided into quarterly installments, which is estimated based on our quarterly financial statements and is subject to final adjustment at the end of the year.

Compensation of Directors

The following table sets forth information with respect to compensation of our directors (none of whom serves as an employee of our company) during fiscal year 2018. The fees to the directors were paid by Formula.

Name and Principal Position	Total Fees Earned or Paid in Cash ($)(1)
Marek Panek - Chairman	37,000
Rafal Kozlowski - Director	37,000
Dafna Cohen(2) - Director	43,000
Eli Zamir - External Director	44,000
Iris Yahal- External Director	65,000

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements.

(2)	Ms. Cohen served as our director throughout 2018. Her term concluded at the January 2019 special shareholder meeting, when she was replaced by Mr. Ohad Melnik.

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

Restricted Share Grants to Chief Financial Officer

In November 2014, our board of directors awarded our Chief Financial Officer, Asaf Berenstin, 10,000 restricted shares under the 2011 Plan, or the Restricted Shares. The Restricted Shares vest on a quarterly basis over a four-year period, which commenced on November 13, 2014 and concludes on November 13, 2018, provided that during such time the Chief Financial Officer will continue to serve as (i) an officer of the Company and/or (ii) an officer in one of the directly held affiliates. If the Chief Financial Officer fails to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula), then, he will be deemed to have complied with clauses (i) or (ii) above. If a change of control of the Company occurs, then all unvested Restricted Shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and amounted to $239,000 ($23.9 per share). As a result of Asseco’s sale of Formula ordinary shares representing 20% of our outstanding share capital in August 2018, as described above, Asseco lost control of Formula. In accordance with Mr. Berenstin’s share-based award plan, such loss of control resulted in the immediate acceleration of all his unvested Restricted Shares, which amounted to 3,125 as of that date. As of March 31, 2019, all 10,000 Restricted Shares awarded to Mr. Berenstin are fully vested, although they remain in the trust.

In August, 2017, our board of directors awarded our Chief Financial Officer, Asaf Berenstin, 10,000 additional restricted shares under the 2011 Plan. These additional restricted shares vest on a quarterly basis over a three-year period, which commenced on August 17, 2017 and concludes on August 16, 2020, provided that during such time the Chief Financial Officer continues to serve as (i) an officer of the Company and/or (ii) an officer in one of our directly held affiliates. If he fails to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula); then, the Chief Financial Officer will be deemed to have complied with clauses (i) or (ii) above. Notwithstanding the foregoing, if a change of control of Formula occurs, then all unvested additional restricted shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and amounted to $371,000 ($37.11 per share). As of March 31, 2019, all 10,000 additional restricted shares were deposited with the trustee, of which 5,000 shares have vested.

Restricted Share Grants to Chief Operational Officer

In November, 2018, our board of directors awarded our Chief Operational Officer, Maya Solomon, 10,000 restricted shares under the 2011 Plan. These additional restricted shares vest on an annual basis over a four-year period, which commenced on November 19, 2018 and concludes on November 18, 2022, provided that during such time the Chief Operational Officer continues to serve as (i) an officer of the Company and/or (ii) an officer in one of our directly held affiliates (we refer to this as the Service Condition). In the event that the Service Condition is no longer satisfied, the granted restricted shares that have not yet vested will terminate automatically and the unvested portion of the granted restricted shares will be returned to the Company within 90 days after the first day after the Service Condition is no longer satisfied, while all granted restricted shares that have vested will be transferrable to our Chief Operational ating Officer over a 90-day period after the last day on which the Service Condition is satisfied, unless the failure of the Service Condition to be satisfied was due to circumstances that would revoke the right to severance payments under Section 17 of the Israeli Severance Payments Law, 1963, in which case all granted restricted shares, whether or not they have vested, will automatically terminate. The total fair value of the grant was calculated based on the Formula share price on the grant date and amounted to $382,150 ($38.21 per share). As of March 31, 2019, all 10,000 additional restricted shares were deposited with the trustee and none of which are yet to be vested.

For a description of our 2008 Share Option Plan and 2011 Share Incentive Plan pursuant to which options or share awards may be granted from time to time to our directors, executive officers, employees and consultants, see “Item 6.E. Share Ownership— Arrangements Involving the Issuance or Grant of Equity Awards” below.

C.	Board Practices

Pursuant to our amended and restated articles of association, or our articles, directors are generally elected at the annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Our existing board of directors may also appoint a new director to the board, assuming that the then-authorized size of the board, as last approved by our shareholders, exceeds the number of directors then serving on the board, whether due to a resignation or otherwise, in which case the newly appointed director holds office until the next annual general meeting of shareholders immediately following such appointment. Our board is currently comprised of five persons, of which each of Dafna Cohen (who served as a director throughout 2018, before her term concluded at our special shareholder meeting in January 2019, when Mr. Ohad Melnik replaced her on the board), Eli Zamir and Iris Yahal has been determined by the board to be independent within the meaning of the Listing Rules of the NASDAQ Stock Market (or the NASDAQ listing rules), on which our ADSs are listed for trading. Mr. Zamir and Ms. Yahal serve as our external directors, as mandated under Israeli law, and are therefore subject to additional criteria to help ensure their independence. See “External Directors Under the Companies Law” below. Each of our directors, except for the external directors, holds office until the next annual general meeting of shareholders and may then be re-elected. Our officers are appointed by our board of directors.

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

The term “office holder” is defined under the Israeli Companies Law as a general manager (i.e., chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

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

External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

●	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority, or

●	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed two percent (2%) of the aggregate voting rights in the company.

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

In January 2019, Mr. Zamir and Ms. Yahal were reappointed for a third three-year term as our external directors, each to hold office until January 2022. In accordance with the regulations under the Companies Law (Relief for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel, 2000), dual listed companies, like us, whose securities are listed on the NASDAQ Global Select Market or one of a number of other non-Israeli stock exchanges, may re-appoint an external director for additional three-year terms, in excess of the nine years as described above, if the audit committee and the board of directors confirm that, due to the expertise and special contribution of the external director to the work of the board and its committees, his or her re-appointment is in the best interests of the company. The same special majority is required for election of the external director for each additional three-year term.

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

Our audit committee complies with the foregoing required majority of unaffiliated directors.

Audit Committee

In addition to the foregoing requirement concerning the audit committee’s unaffiliated director members, the Companies Law also requires more generally that public companies such as ours must appoint an audit committee, comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The chairman of the board of directors, or any director employed by or otherwise providing services on a regular basis to the company or to a controlling shareholder or any entity controlled by a controlling shareholder, may not be a member of the audit committee. Under the Companies Law, our audit committee is responsible for (i) determining whether there are deficiencies in the business management practices of the company, including in consultation with the company’s internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices, (ii) determining whether to approve certain related party transactions , including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material, (iii) establishing the approval process (including, potentially, the approval of the audit committee) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (iv) where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board and propose amendments thereto, (v) examining the company’s internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the company’s special needs and size), (vi) examining the scope of the company’s auditor’s work and compensation and submitting a recommendation with respect thereto to the board of directors or the general meeting of shareholders, depending on which of them is considering the appointment of our auditor and (vii) establishing procedures with respect to the handling of company employees’ complaints as to the management of the company’s business and the protection to be provided to such employees. In compliance with regulations under the Companies Law, our audit committee also approves our financial statements, thereby fulfilling the requirement that a board committee provide such approval. An audit committee may not approve an action requiring its approval, unless at the time of approval a majority of the committee’s members are present, of whom a majority consist of unaffiliated directors and at least one of them is an external director.

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

Our audit committee consists of our two external directors, Mr. Eli Zamir and Ms. Iris Yahal, as well as Mr. Ohad Melnik (as of January 2019). Each of Mr. Zamir, Ms. Yahal and Mr. Melnik qualifies as an independent director under both the NASDAQ listing rules and Rule 10A-3 of the Exchange Act. The board has furthermore determined that Ms. Yahal is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert.”

Compensation Committee and Compensation Policy

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee. As noted above (under “External Directors Under the Companies Law”), Israeli companies whose securities are traded on stock exchanges such as the NASDAQ Global Select Market, and who do not have a controlling shareholder, do not have to meet the compensation committee composition requirements under the Companies Law. Reliance on this leniency is conditioned upon the compensation committee meeting the composition requirements of the jurisdiction where the company’s securities are traded. This leniency does not apply to our company, as we have a controlling shareholder (Asseco).

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires what we refer to as a Special Majority Approval for Compensation. A Special Majority Approval for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either:

●	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) in such compensation arrangement; or

●	the total number of shares of non-controlling shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

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

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years, or for a new public company, five years initially);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy; and

●	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the compensation committee, which include:

●	the responsibilities set forth in the compensation policy;

●	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

●	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Our compensation committee consists of our two external directors, Mr. Eli Zamir and Ms. Iris Yahal, as well as Mr. Ohad Melnik. Each of the members of our compensation committee qualifies as an independent director under the NASDAQ listing rules.

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

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Certain of our subsidiaries (Magic Software and its subsidiaries, Sapiens and its subsidiaries, Insync, and Michpal and its subsidiary) participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2018 was approximately $190,000.

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

The table below sets forth the average number of employees employed by us, as allocated among our six subsidiaries in which we have effective control through December 31, 2018, during each of the last three fiscal years:

	Year ended December 31,
	2016	2017	2018
Matrix	8,250	8,630	9,252
Magic Software	1,699	2,052	2,226
Sapiens	1,928	2,376	2,378
TSG	375	375	403
Michpal	-	47	67
Insync	1,320	997	775
Total	13,572	14,477	15,101

The table below sets forth the average number of employees employed by us, as allocated by geographical area of employment, during each of the last three fiscal years:

	Year ended December 31,
	2016	2017	2018
Israel	9,608	10,032	10,399
United States and Canada	2,548	2,913	2,822
Europe	838	771	705
Asia	568	733	1,161
South Africa	10	28	14
Total	13,572	14,477	15,101

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

As of March 31, 2019, none of our directors or officers owned any shares of our company (whether actual ordinary shares or shares issuable upon exercise of options), except for Mr. Guy Bernstein, our Chief Executive Officer, Mr. Asaf Berenstin, our Chief Financial Officer and Ms. Maya Solomon, our Chief Operational Manager ,as described under “Item 6. Directors, Senior Management & Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” and “Item 6. Directors, Senior Management & Employees— Restricted Share Grants to Chief Financial Officer” above. None of the ordinary shares beneficially owned by Messrs. Bernstein and Berenstin has voting rights different from those possessed by other holders of Formula’s ordinary shares.

At the current time, based on information that he has provided to us, Mr. Guy Bernstein beneficially owns 1,971,973 of Formula’s ordinary shares, in the aggregate. Please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below for more information.

At the current time, based on information that he has provided to us, Mr. Asaf Berenstin owns 20,000 of Formula’s ordinary shares, which were granted to him on November 13, 2014 and on August 17, 2017 (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Restricted Share Grants to Chief Financial Officer” and in Note 17(b) to our consolidated financial statements contained elsewhere in this annual report). Of those shares, as of March 31, 2019, 15,000 are vested and the remainder are subject to restrictions.

At the current time, based on information that she has provided to us, Ms. Maya Solomon owns 10,000 of Formula’s ordinary shares, which were granted to her on November 19, 2018 (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Restricted Share Grants to Chief Operational Officer” and in Note 17(b) to our consolidated financial statements contained elsewhere in this annual report). Of those shares, as of March 31, 2019, none are vested.

Arrangements Involving the Issuance or Grant of Equity Awards

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

Of the options available for grant under the 2011 Plan, we approved the grant, in March 2011, of options to purchase 543,840 ordinary shares to our Chief Executive Officer, each to be exercisable for no consideration and, in March 2012, we approved the grant of options to purchase 1,122,782 ordinary shares to our Chief Executive Officer, each to be exercisable for NIS 0.01 per share. Please see “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of those grants. We have also approved the grant of 10,000 restricted shares to our Chief Financial Officer on each of November 13, 2014 and August 17, 2017 and the grant of 10,000 restricted shares to our Chief Operational Officer on November 19, 2017, in each case under the 2011 Plan. Please see “Item 6. Directors, Senior Management and Employees— B. Compensation— Restricted Share Grants to Chief Financial Officer” for a description of those grants.

As of March 31, 2019, 48,378 ordinary shares remain available for future grants under the 2011 Plan.

Equity Incentive Plans of Our Subsidiaries

Our subsidiaries generally have equity incentive plans pursuant to which qualified directors, employees and consultants may be granted options or other share-based awards consisting of securities of the subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of Formula’s ordinary shares (including shares represented by ADSs) as of March 31, 2019 by each person known to us to be the beneficial owner of 5% or more of Formula’s ordinary shares, and by our directors and executive officers as a group, based on information provided to us by our shareholders or disclosed in public filings with the SEC. None of the holders of the ordinary shares listed in the below table has voting rights different from other holders of Formula’s ordinary shares. Except where indicated otherwise, we believe, based on information furnished by these owners, that each of the beneficial owners of Formula’s ordinary shares listed below has sole investment and voting power with respect to such shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A. (3)	5,849,819	38.3%
Guy Bernstein (4)	1,971,973	12.9%
Menora Mivtachim Holdings Ltd. (5)	1,022,196	6.7%
Clal Insurance Enterprises Holdings Ltd. and affiliates (6)	1,274,051	8.3%
Meitav Dash Investments Ltd. (7)	823,907	5.4%
Yelin Lapidot Holdings Management Ltd. (8)	850,642	5.6%
Phoenix Holdings Ltd. (9)	879,252	5.7%
Harel Insurance Investments & Financial Services Ltd. (10)	763,322	5.0%
All directors and executive officers as a group (8 persons) (11)	1,986,973	13.0%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares underlying options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the ownership percentage of the person holding such options but are not deemed outstanding for computing the ownership percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 15,294,267 ordinary shares (including shares represented by ADSs, and shares subject to restrictions and repurchase by us) issued and outstanding as of March 31, 2019.

(3)	Based on Amendment No. 3 to Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on October 19, 2017. Includes 1,971,973 ordinary shares owned by Mr. Guy Bernstein, with respect to which Asseco currently possesses the voting rights pursuant to a voting agreement between Asseco and Mr. Bernstein. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Based on Amendment No. 2 to Schedule 13D filed by Mr. Bernstein with the SEC on October 19, 2017. Consists of (a) (i) 260,040 ordinary shares, and (ii) an additional 1,122,782 ordinary shares, all of which are held in trust for Mr. Bernstein, and (b) an additional 589,151 ordinary shares, of which (iii) 298,942 are held by Mr. Bernstein and (iv) 290,209 are held in trust for Mr. Bernstein. Asseco currently possesses the voting rights to all such shares pursuant to a voting agreement between Asseco and Mr. Bernstein.

(5)	Based on Amendment No. 5 to Schedule 13G filed by Menora Mivtachim Holdings Ltd., or Menora Holdings, on February 11, 2019. Such ordinary shares are beneficially owned by Menora Holdings and by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings, as follows: Menora Mivtachim Pensions and Gemel Ltd. (816,611 ordinary shares); Menora Mivtachim Insurance Ltd. (185,407 ordinary shares); Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd. (18,347 ordinary shares); and Shomera Insurance Company Ltd. (1,831 ordinary shares). The economic interest or beneficial ownership in a portion of the foregoing ordinary shares (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares) is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the mutual funds, provident funds, or pension funds, as the case may be.

(6)	Based on Amendment No. 2 to Schedule 13G filed by Clal Insurance Enterprises Holdings Ltd., or Clal, on February 14, 2019, as well as a Schedule 13G filed by IDB Development Corporation Ltd., or IDB, on February 14, 2019. Clal is a publicly-held Israeli corporation. The majority outstanding shares of Clal are held by a trustee appointed by the Israeli Supervisor of Capital Markets, Insurance and Savings on behalf of IDB, pending IDB’s sale of its controlling interest in Clal. The ordinary shares reported as beneficially owned consist of (i) 1,273,784 ordinary shares held directly by Clal, and (ii) 267 ordinary shares held directly by Epsilon Investment House Ltd., or Epsilon, an indirect subsidiary of Discount Investment Corporation Ltd., or Discount, an Israeli public corporation. Mr. Eduardo Sergio Elsztain holds indirectly 78.2% of Discount and 100% of IDB. The ordinary shares held by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions.

(7)	Based on Amendment No. 3 to Schedule 13G filed by Meitav Dash Investments Ltd., or Meitav Dash, on February 7, 2019. The ordinary shares beneficially owned by Meitav Dash are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Meitav Dash. Some of the ordinary shares are held by third-party client accounts managed by a subsidiary of Meitav Dash as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts. The subsidiaries of Meitav Dash manage their own funds and/or the funds of others, including for holders of exchange-traded notes or members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the subsidiaries operates under independent management and makes its own independent voting and investment decisions. The ordinary shares reported as beneficially owned consist of: (i) 254,665 ordinary shares held by Meitav Dash Mutual Funds Ltd and Tachlit Indices Mutual Fund Management Ltd.; (ii) 538,540 ordinary shares held by Meitav Dash Provident Funds and Pension Ltd.; and (iii) 30,702 ordinary shares held by Meitav Dash Portfolio Management Ltd.

(8)	Based on a beneficial ownership report on Schedule 13G filed by Yelin Lapidot Holdings Management Ltd., or Yelin, with the SEC on March 18, 2019. 578,412 of the ordinary shares beneficially owned by Yelin are held by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident, and 272,230 of the ordinary shares beneficially owned by Yelin are held by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin. Messrs. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin, and are responsible for the day-to-day management of Yelin. The ordinary shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds. Each of Yelin, Yelin Provident, Yelin Mutual and Messrs. Yelin and Lapidot disclaims beneficial ownership of the subject ordinary shares.

(9)	Based on a beneficial ownership report on Schedule 13G filed by Phoenix Holdings Ltd. on February 14, 2019. The ordinary shares held by Phoenix Holdings are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Holdings, or the Phoenix Subsidiaries. The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Phoenix Holdings is a controlled subsidiary of Delek Group Ltd. The majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder are held by the public.

(10)	Based on a beneficial ownership report on Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd., or Harel, an Israeli public company, on January 29, 2019. Of the 763,322 ordinary shares reported as beneficially owned by Harel: (i) 700,259 are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which operates under independent management and makes independent voting and investment decisions; (ii) 60 are held by third-party client accounts managed by subsidiaries of Harel as portfolio managers, each of which subsidiaries operates under independent management and makes independent investment decisions and has no voting power with respect to the shares held in those client accounts, and (iii) 63,003 ordinary shares are beneficially held for its own account. Harel does not admit that it is the beneficial owner of more than the foregoing 63,003 ordinary shares.

(11)	Includes the shares described in note (4) above, 15,000 vested restricted shares granted to Asaf Berenstin, the Company’s Chief Financial Officer, on November 13, 2014 and on August 17, 2017 under the Company’s 2011 Plan. An additional 5,000 restricted shares remain subject to restriction. Besides Mr. Bernstein, Mr. Berenstin and Ms. Solomon (who was granted 10,000 restricted shares in November 2018, none of which are vested), none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options).

Recent Significant Changes in Holdings of Major Shareholders

On August 3, 2017 Asseco, then holding 6,823,602 ordinary shares, representing 46.3% of our outstanding share capital as of December 31, 2018, sold 2,356,605 ordinary shares, representing 16% of our outstanding share capital as of that December 31, 2018, to eleven Israeli financial institutions, in privately negotiated sales transactions. The purchase price in that transaction was NIS 124.14 per share (or $34.59 per share, based on the representative exchange rate of NIS 3.589 = US $1.00 reported by the Bank of Israel as of August 3, 2017).

On August 22, 2017, Asseco sold an additional 589,151 of our ordinary shares, representing 4% of our outstanding share capital as of December 31, 2018, to Mr. Bernstein, our Chief Executive Officer for the same price per share. As a result of these transactions, Asseco’s ownership of our outstanding share capital was reduced to 26.3% or 25.4% as of December 31, 2018 and March 31, 2019, respectively.

On October 4, 2017, Asseco entered into a shareholders agreement with our Chief Executive Officer, under which Asseco has been granted an irrevocable proxy to vote an additional 1,971,973 of our ordinary shares, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 39.7% or 38.3% of our outstanding ordinary shares as of December 31, 2018 and March 31, 2019, respectively. That percentage is calculated based on 14,750,338 or 15,294,267 outstanding ordinary shares as of December 31, 2018 and March 31, 2019, respectively, which excludes (i) 24,780 ordinary shares that we repurchased during 2002 and 543,840 that we repurchased during 2011, which lack voting rights, and (ii) shares subject to restrictions, which are voted in proportion to the votes of our other shares.

As of March 31, 2019, we had two shareholders of record, one of which was a United States record holder. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders (including shares represented by ADSs) are recorded in the name of our Israeli share registrar, Israel Discount Bank Limited’s registrar company. All of our ordinary shares (including shares represented by ADSs) have equal voting rights. However, under applicable Israeli law, the shares that we have repurchased and currently hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

As of March 31, 2019, 144,666 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York Mellon, representing approximately 1.0% of our outstanding ordinary shares. As of that date, there were approximately 13 registered holders of our ADSs, of whom approximately 10 record holders were United States residents. Such number of record holders is not representative of the actual number of beneficial holders of our ADSs in the United States.

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

Our undertaking for indemnification does not apply to a liability incurred as a result of any of the following:

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

We are not required to indemnify an office holder if the office holder, or anyone on his or her behalf, already received payment in respect of a liability subject to indemnification, under an effective insurance coverage or an effective indemnification arrangement with a third party. However, if that payment made to the office holder does not cover the entire liability subject to the indemnification, we will indemnify the office holder in respect of the difference between the amount paid to the office holder and the liability subject to the indemnification.

Office Holders’ Insurance

In April and May 2018, our compensation committee and board of directors, followed by our shareholders, approved our obtaining one or more renewals of our directors and officers (D&O) liability insurance, reflecting certain increases in coverage, for a period of up to three years.

The renewed insurance coverage, as so approved, is subject to the following terms: (i) the coverage will be no less than $10 million, both per claim and in the aggregate; (ii) the annual premium to be paid by our company and its subsidiaries will not exceed an amount representing an increase of 20% or more in any year, as compared to the previous year, and in any event no more than $400,000 per year; and (iii) any renewal, extension or substitution will be for the benefit of our company’s and its subsidiaries’ officers and directors and will otherwise be on terms substantially similar to or better (from the perspective of the directors and officers) than those of the then-effective insurance policy.

Pursuant to the foregoing approval, we have obtained an insurance policy covering the Formula Group’s D&O liability. Our subsidiaries participate in the premium payments of the insurance policy, on a proportional basis. The current coverage of that policy is up to a maximum of $40.0 million both per incident and in the aggregate, plus $10.0 million of Side A DIC coverage. The total premium that we paid for that coverage during 2018 was approximately $190,000.

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

Services Obtained from Asseco

During 2018, Asseco provided back-office services, professional services and fixed assets to Sapiens’ wholly-owned subsidiary, Sapiens Poland, in an amount totaling approximately $1 million. In September 2018, Sapiens Poland vacated one of the Asseco offices in Poland. This will reduce the back-office fee that Sapiens Poland will pay to Asseco in 2019.

Services Provided to Asseco

During 2018, Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in a total amount of approximately $3.2 million. For historic reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis (with no margin to Asseco).

Fees Paid for Board Services in Affiliates

Sapiens paid us approximately $28,600 and $25,000 in respect of their share of the director’s fees of Guy Bernstein, their Chairman, for the year ended December 31, 2017 and 2018 respectively.

Matrix paid us approximately $30,000 and $29,000 in respect of their share of the director’s fees of Guy Bernstein, their Chairman, for the year ended December 31, 2017 and 2018, respectively.

Mr. Bernstein serves as the Chief Executive Officer of Formula.

Other Transactions

As of December 31, 2018, the Group had trade receivables balances due from its related parties in an amount of approximately $1.0 million.

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

Export Sales

In 2018, 40% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see “Item 4.—Information on the Company— Business Overview— Geographical Distribution of Revenues.”

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

Legal Proceedings related to Magic Software:

Disputes with Software Company

In September 2016, an Israeli software company, which was previously involved in an arbitration proceeding with Magic Software and one of its subsidiaries in 2015 and won damages from Magic Software for $2.4 million, filed a lawsuit seeking damages of NIS 34.1 million from Magic Software and one of its subsidiaries. This lawsuit was filed as part of an arbitration proceeding. In the lawsuit, the software company claimed that warning letters that Magic Software sent to its clients in Israel and abroad, warning those clients against the possibility that the conversion procedure offered by the software company may amount to an infringement of our copyrights (which we refer to as the Warning Letters), as well as other alleged actions, have caused the software company damages resulting from loss of potential business. The lawsuit is based on rulings given in the 2015 arbitration proceeding in which it was allegedly ruled that the Warning Letters constituted a breach of a non-disclosure agreement (NDA) signed between the parties.

Magic Software rejected the claims by the Israeli software company and moved to dismiss the lawsuit entirely. In view of the nature of the claims— both factual and legal— that were raised in the proceedings, the likelihood of an expert-based ruling and the fact that at this point, all of the relevant motions have been filed and all witnesses deposed, it is impossible to properly evaluate whether the lawsuit will be successful, and we are therefore unable to make a reasonably reliable estimate of our chances of successfully defending this lawsuit.

Collection Proceeding Against Customer

In February 2018, Comm-IT Ltd., a subsidiary of Magic Software, commenced an action against one of its customers for payment of an overdue amount in the Supreme Court of the State of New York, New York County. In April 2018, the customer filed an answer in the action that included counterclaims asserting causes of action for breach of contract, fraud, and trespass to chattel. In May 2018, Comm-IT filed a reply to the counterclaims. The parties agreed to participate in a mediation before a neutral mediator in March 2019. While it appears that the allegations against Comm-IT probably do not have merit, it is difficult to predict at this point whether Comm-IT’s potential liability is remote or probable.

We are not involved in any proceedings in which any of our directors, members of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries, or has a material interest adverse to us or to our subsidiaries. Other than the above described proceedings, we are also not involved in any proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

Formula

Under Formula’s dividend policy adopted by our board of directors, sums that are not planned to be used for investments in the near future may be distributed to its shareholders as a cash dividend, to the extent that our performance allows such distribution. In the three most recent fiscal years, Formula has made the following distributions:

In December 2018, Formula declared a cash dividend to its shareholders of $0.34 per share, which was paid in January 2019. The aggregate amount distributed by Formula was approximately $5.0 million.

In September 2017, Formula declared a cash dividend to its shareholders of $0.34 per share, which was paid in November 2017. The aggregate amount distributed by Formula was approximately $5.0 million.

In December 2016, Formula declared a cash dividend to its shareholders of $0.48 per share, which was paid in January 2017. The aggregate amount distributed by Formula was approximately $7.1 million.

In June 2016, Formula declared a cash dividend to its shareholders of $0.34 per share, which was paid in July 2016. The aggregate amount distributed by Formula was approximately $5.0 million.

In January 2016, Formula declared a cash dividend to its shareholders of $0.34 per share, which was paid in February 2016. The aggregate amount distributed by Formula was approximately $5.0 million.

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

Matrix

In August 2010, Matrix’s board of directors decided to change Matrix’s dividend distribution policy, whereby in every year, Matrix will distribute a dividend at a rate of 75% (instead of 50% before) of its annual net income. The dividend is to be distributed on a quarterly basis.

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

Our ordinary shares have been trading on the TASE under the symbol “FORT” since our initial public offering in 1991.

Our ADSs are listed on the NASDAQ Global Select Market since October 1997 under the symbol “FORTY.” Each ADS represents one ordinary share.

For a description of the ADSs, see “Item 12. Description of Securities Other Than Equity Securities— D. American Depositary Shares.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Since our initial public offering in 1991, our ordinary shares have been traded in Israel on the TASE under the symbol “FORT.” No U.S. trading market exists for the ordinary shares. Since October 1997, our ADSs have been traded on the NASDAQ Global Select Market, under the symbol “FORTY.” Each ADS represents one ordinary share and is evidenced by an American depositary receipt, or ADR. The ADRs were issued pursuant to a Depositary Agreement entered into with the Bank of New York Mellon.

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

The Companies Law requires that an office holder of a company promptly disclose any conflict of interest (referred to as a personal interest under the Companies Law) that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest, as defined under the Companies Law, includes any personal interest held by the office holder’s spouse, siblings, parents, grandparents or descendants; spouse’s descendants, siblings or parents; and the spouses of any of the foregoing. A personal interest also includes any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or chief executive officer (referred to under the Companies Law as the general manager) or in which he or she has the right to appoint at least one director or the general manager. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter.

Under the Companies Law, an extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of his or her duty of loyalty. However, a company may not approve a transaction or action that is not in the company’s interest or that is not performed by the office holder in good faith. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors. If such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy, or if the office holder is the chief executive officer (apart from a number of specific exceptions), then such arrangement is further subject to a Special Majority Approval for Compensation (which is described under “Item 6. Directors, Senior Management and Employees— C. Board Practices— Compensation Committee and Compensation Policy”). Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders by ordinary majority, in that order, and under certain circumstances, a Special Majority Approval for Compensation.

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

Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Company Commitments” for a description of our loan agreement with an Israeli institutional investor and the terms of the trust agreements to which we are party in connection with our Series A Secured Debentures and Series C Secured Debentures. Please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of our service agreement with our Chief Executive Officer, Mr. Guy Bernstein. Beyond those agreements, Formula is not party to, and has not been party to in the last two years, any material contract entered into outside of its ordinary course of business. In addition, while our subsidiaries are party and have been party in the last two years to numerous contracts with customers, resellers and distributors, such contracts are entered into in the ordinary course of business. Furthermore, we do not deem any other individual contract entered into by any of our subsidiaries outside of the ordinary course of business (such as investment or acquisition agreements) during the last two years to be material to us, except as described below.

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

Immediately prior to closing, Sapiens purchased a representations and warranties insurance policy covering certain indemnifiable damages under the agreement, which we refer to as the StoneRiver Insurance. The StoneRiver Insurance provides for coverage of $12,500,000 in the aggregate and its term is in general three years (except with respect to certain fundamental representations and warranties, as to which the term of the StoneRiver Insurance is six years.

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

Israeli Resident Individuals

As of January 1, 2012, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares, whether or not listed on a stock exchange, is 25%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 30%. However, if such shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% in 2018 and thereafter).

 Israeli Resident Corporations

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate was 24% in 2017, and as of 2018 the corporate tax rate is 23%.

Non-Israeli Residents

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (24% in 2017 and 23% in 2018 and thereafter) if generated by a company, or at 25% or 30% if generated by an individual. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2018 and thereafter).

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

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the benefits period of an AE are subject to withholding tax at the rate of 15% (if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period) or 20% with respect to PFE. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Preferred income).

Israeli Resident Corporations. Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations (like our ordinary shares and ADSs). However, dividends distributed from taxable income accrued during the benefits period of an AE are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax for income exceeding a certain level. For 2017 and onwards, the additional tax is at a rate of 3% on annual income, including, but not limited to, dividends, interest and capital gain, exceeding NIS 640,000 (which amount is linked to the annual change in the Israeli consumer price index).

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

United States Federal Income Tax Considerations

The Tax Cuts and Jobs Act of 2017, or the TCJA, which was enacted on December 22, 2017, made significant changes to the U.S. Internal Revenue Code. Such changes include a reduction in the corporate tax rate and limitations on certain corporate deductions and credits, among other changes. The primary impact of the TCJA on us was a reduction of our effective tax rate in the US. The final impact of the TCJA may differ from the tax expense we incurred, due to, among other things, possible changes in the interpretations and assumptions made by us as a result of additional information, additional guidance that will be issued by the U.S. Department of Treasury, the IRS or other standard-setting bodies. There may be additional tax effects of the TCJA that may impact our future financial statements upon finalization of law, regulations, and additional guidance and will be accounted for when such guidance is issued.

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

For purposes of this summary, as used herein, the term “U.S. holder” means a person that is a beneficial owner of an ADS or an ordinary share who is, for U.S. federal income tax purposes:

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2018.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2018. We currently expect that we will not be a PFIC in 2019. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our ordinary shares and ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares and ADSs in the event that we qualify as a PFIC.

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

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares or ADSs. You should consult your tax advisor concerning the tax consequences of your particular situation.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Formula is subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports with the SEC, including annual reports on Form 20-F by April 30 each year. In addition, we furnish interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K certain other material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. You may inspect without charge and copy at prescribed rates such material at the public reference facilities maintained by the SEC, at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate and Currency Exchange Rate Fluctuations; Impact of Inflation

In light of the nature of our activities, we invest our cash and cash equivalents primarily in short-term and long-term deposits. As of December 31, 2018, substantially all of the cash that we held was invested in dollar, Euro, Indian Rupee, and British Pound accounts bearing interest based on LIBOR, and NIS accounts bearing interest based on the Israeli prime rate. Given the current low interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings from our financial assets would be negligible, holding other variables constant.

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

At the same time, a significant portion of our revenues from proprietary software products is currently denominated in dollars and other currencies, particularly the British pound, Euro, Indian rupee and to a lesser extent Japanese yen, while a substantial portion of our expenses relating to the proprietary software products, principally salaries and related personnel expenses, is denominated in NIS. As a result, the devaluation of the dollar relative to the NIS increases our operating costs (as denominated in dollars), and, therefore, adversely affects the operational profitability of our proprietary software product reporting segment. An increase in the rate of Israeli inflation compounds this negative impact by further increasing our NIS (and ultimately dollar-recorded) operating expenses, and, consequently, reducing our operational profitability in that business line. Also, the devaluation of these other currencies—particularly Euro, British pound and to a lesser extent Japanese yen—relative to the U.S. dollar reduces our dollar recorded revenues from sales of our proprietary software products and thereby harms our results of operations.

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

A hypothetical 10% devaluation or appreciation of foreign currencies (primarily the NIS, GBP, Euro, Japanese yen, PLN and INR) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2018 sales revenues of approximately $93.9 million or $112.4 million, respectively.

In addition, a hypothetical 10% devaluation of the dollar against the NIS in the year ended December 31, 2018 would have impacted the outstanding Series A Secured Debentures issued by Formula and the NIS 200 million loan that was extended to Formula by a leading Israeli institutional investor in January 2014 (each of which is described above under “Item 5.B. Liquidity and Capital Resources”), which remaining principal amounts as of December 31, 2018 were valued at NIS 207.8 million and NIS 88.4million, respectively, by increasing financial expenses by approximately $8.8 million in 2018.

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

Fluctuations in Market Price of Securities We Hold

We hold the securities of three subsidiaries— Magic Software, Sapiens and Matrix— which are companies whose securities are listed for trading on the NASDAQ Global Market, NASDAQ Capital Market and/or the TASE. We consider these holdings as long-term holdings. We are exposed to the risk of fluctuation of the price of these companies’ securities. All of these publicly traded companies have experienced significant historical volatility in their stock prices. Fluctuations in the market price of our holdings in these companies may result in the fluctuation of the value of our assets. We typically do not attempt to reduce or eliminate our market exposure on these securities.

Generally, we do not hold nor have we issued, to any material extent, any derivatives or other financial instruments for trading purposes except for our Series A Secured Debentures, Series B Convertible Debentures and Series C Secured Debentures issued pursuant to our public offerings in Israel on the TASE.

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

Fees and charges payable by our ADS holders

The Bank of New York Mellon, which we refer to as the Depositary, serves as the depositary for our ADS program. Pursuant to the deposit agreement by and among our company, the Depositary and owners and holders of our ADSs, which we refer to as the Deposit Agreement, ADS holders may be required to pay various fees to the Depositary. In particular, the Depositary may charge the following fees to any party depositing or withdrawing ADSs, or to any party surrendering American Depositary Receipts (which we refer to as ADRs) that represent the ADSs, or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock involving the ADRs or any deposited ADSs underlying the ADRs or a distribution of ADRs pursuant to a distribution of underlying shares), as applicable:

●	taxes and governmental charges;

●	such registration fees as may from time to time be in effect for the registration of transfers of shares generally on our share register and applicable to transfers of shares to the name of the Depositary or its nominee or agent in connection with making deposits or withdrawals under the Deposit Agreement;

●	such cable, telex and facsimile transmission expenses as are expressly provided for in the Deposit Agreement;

●	such expenses as are incurred by the Depositary in the conversion of foreign currency;

●	a fee of $5.00 or less per 100 ADSs (or portion thereof) for the execution and delivery of ADRs (including in connection with distributions of shares or rights by us) and in connection with the surrender of receipts and withdrawal of the underlying shares;

●	a fee of $.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement, including in connection with distributions of shares or rights;

●	a fee for the distribution of securities in connection with certain distributions, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities but which securities are instead distributed by the Depositary to ADR holders; and

●	any other charges payable by the Depositary or any of its agents in connection with the servicing of ADSs or other deposited securities underlying the ADRs.

Amounts received from the Depositary

We do not receive any fees directly or indirectly from the Depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2018. Based on such evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2018, the Company’s disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Such evaluation did not cover the internal controls of Adaptik Corporation since it was first acquired in March 2018.

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

Attestation Report of the Registered Public Accounting Firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2018 is provided on page F-2, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2018 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions with respect to its requirements described in the above paragraph will be publicly disclosed by us via a report on Form 6-K in accordance with the regulations of the SEC. No such amendment was adopted, nor waiver provided, by us during the fiscal year ended December 31, 2018.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Formula and its subsidiaries and affiliate company paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (which we refer to as Kost Forer), to the Company for the years ended December 31, 2017 and December 31, 2018, respectively:

	Year Ended December 31,
Services Rendered	2017	2018
	(US dollars in thousands)
Audit (1)	$1,707	$1,602
Tax and other (2)	$578	$638
Total	$2,,285	$2,,240

(1)	The audit fees for the years ended December 31, 2017 and 2018 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.

(2)	Tax fees for the years ended December 31, 2017 and 2018 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

Formula paid the following fees for professional services rendered by Kost Forer to the Company (on a stand-alone basis, excluding services provided to the subsidiaries and affiliates of the Company) for the years ended December 31, 2017 and December 31, 2018, respectively:

	Year Ended December 31,
Services Rendered	2017	2018
	(US dollars in thousands)
Audit (1)	$86	$94
Tax and other (2)	$101	$30
Total	$187	$124

(1)	The audit fees for the years ended December 31, 2017 and 2018 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.

(2)	Tax fees for the years ended December 31, 2017 and 2018 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

The NASDAQ Global Select Market requires companies with securities listed thereon to comply with its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed domestic U.S. companies. Pursuant to NASDAQ listing rule 5615(a)(3), we have notified NASDAQ that with respect to the corporate governance practices described below, we instead follow Israeli law and practice and accordingly do not follow the NASDAQ listing rules. Except for the differences described below, we do not believe there are any significant differences between our corporate governance practices and those that apply to a U.S. domestic issuer under the NASDAQ corporate governance rules.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted on the pages below:

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.

1.1	Memorandum of Association(1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012(2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd.(1)
2.2	Description of the rights associated with the American Depositary Shares (and ordinary shares represented thereby) of Formula Systems (1985) Ltd. (3)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012(4)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(5)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan, as amended(6)
4.4	Formula Systems (1985) Ltd. Compensation Policy(7)
8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global*
15.2	Consent of KDA Audit Corporation*

*	Filed herewith.

(1)	Incorporated by reference to the registrant’s Registration Statement on Form F-1 (File No. 333-8858).

(2)	Incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant to the Securities and Exchange Commission on January 18, 2012.

(3)	Incorporated by reference to the registrant’s Report of Foreign Private Issuer on Form 6-K furnished by the registrant to the Securities and Exchange Commission on July 30, 2015.

(4)	Incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant to the Securities and Exchange Commission on January 18, 2012.

(5)	Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F for the year ended December 31, 2008 filed by the registrant with the Securities and Exchange Commission on April 27, 2009.

(6)	Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F for the ended December 31, 2013, filed by the registrant with the Securities and Exchange Commission on April 30, 2014.

(7)	Incorporated by reference to Appendix A to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant to the Securities and Exchange Commission on November 16, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Guy Bernstein	May 15, 2019
	Guy Bernstein	Date
Chief Executive Officer

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

FORMULA SYSTEMS (1985) LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Formula Systems (1985) Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We did not audit the financial statements of Magic Software Japan K.K., a wholly-owned subsidiary of Magic Software Enterprises Ltd., which reflect total assets constituting 0.3% and 0.3% at December 31, 2018 and 2017, respectively, and total revenues constituting 0.7%, 0.7% and 1.0% for the years ended December 31, 2018, 2017 and 2016, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Magic Software Japan K.K., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 15, 2019 expressed an unqualified opinion thereon.

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
May 15, 2019

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

FORMULA SYSTEMS (1985) LTD.

Opinion on Internal Control over Financial Reporting

We have audited Formula Systems (1985) Ltd. and its subsidiaries’ (“the Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“the COSO criteria”). As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Adaptik Corporation, which was acquired in March 2018 and constituted approximately 0.5% of the Company’s total assets as of December 31, 2018 and approximately 1.0% of the Company’s total revenue for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting Adaptik Corporation. In our opinion, the Company, based on our audit and the report of other auditors, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Magic Software Japan K.K, a wholly owned subsidiary of Magic Software Enterprises Ltd., whose financial statements reflect total assets and revenues constituting 0.3% and 0.7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018. The effectiveness of Magic Software Japan K.K.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Magic Software Japan K.K.’s internal control over financial reporting, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes and our report dated May 15, 2019 expressed an unqualified opinion thereon based on our audit and the report of the other auditors.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel
May 15, 2019

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31,
	Note	2018	2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$268,492	$245,947
Short-term deposits		16,881	735
Marketable securities	5	9,913	14,138
Trade receivables (net of allowances for doubtful accounts of $6,051 and $5,195 as of December 31, 2017 and 2018, respectively)		441,468	385,778
Prepaid expenses and other accounts receivable	6	40,397	44,904
Inventories		3,882	3,299

Total current assets		781,033	694,801

LONG-TERM ASSETS:
Deferred taxes	21f	14,214	15,878
Prepaid expenses and other accounts receivable		23,121	16,581

Total long-term assets		37,335	32,459

INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY METHOD	8	25,710	25,315

PROPERTY, PLANTS AND EQUIPMENT, NET	9	29,182	29,807

INTANGIBLE ASSETS, NET	10	150,046	163,983

GOODWILL	11	640,855	617,272

Total assets		$1,664,161	$1,563,637

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2018	2017
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from banks and others	12, 14	$71,180	$70,819
Debentures	15	55,822	4,826
Trade payables		118,786	95,339
Deferred revenues		59,509	58,905
Employees and payroll accrual		114,904	111,707
Other accounts payable	13	53,969	53,145
Dividend payable		5,015	-
Liabilities in respect of business combinations		5,602	6,811
Put options of non-controlling interests	2(22)G	40,926	31,395

Total current liabilities		525,713	432,947

LONG-TERM LIABILITIES:
Loans from banks and others	14	139,527	135,616
Debentures	15	114,902	133,739
Other long-term liabilities		8,734	7,244
Deferred taxes	21f	34,800	36,605
Deferred revenues		4,906	9,340
Liability in respect of business combinations		5,625	4,711
Put options of non-controlling interests	2(22)G	15,673	21,481
Employee benefit liabilities		8,884	9,032

Total long-term liabilities		333,051	357,768

COMMITMENTS AND CONTINGENCIES	19

EQUITY	20
Formula Systems (1985) Ltd. shareholders’ equity:
Share capital:
Ordinary shares of NIS 1 par value -
Authorized: 25,000,000 shares at December 31, 2017 and 2018;
Issued: 15,307,402 and 15,318,958 at December 31, 2017 and 2018, respectively; Outstanding: 14,738,782 and 14,750,338 at December 31, 2017 and 2018, respectively		4,190	4,187
Additional paid-in capital		98,008	98,040
Retained earnings		262,557	239,156
Accumulated other comprehensive income		3,134	18,078
Treasury shares (568,620 shares as of December 31, 2017 and 2018)		(259)	(259)

Total equity attributable to Formula Systems (1985) Ltd.’s shareholders		367,630	359,202
Non-controlling interests	22a	437,767	413,720

Total equity		805,397	772,922

Total liabilities and equity		$1,664,161	$1,563,637

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2018	2017	2016
Revenues:	22c
Proprietary software products and related services		$370,027	$341,350	$273,235
Software services		1,122,961	1,013,789	835,386

Total revenues		1,492,988	1,355,139	1,108,621

Cost of revenues:
Proprietary software products and related services		207,859	201,302	149,244
Other software products and related services		951,817	857,014	700,596

Total cost of revenues		1,159,676	1,058,316	849,840

Gross profit		333,312	296,823	258,781

Research and development expenses, net		41,223	39,853	22,328
Selling, marketing, general and administrative expenses		182,472	184,164	147,953

Operating income		109,617	72,806	88,500

Financial expenses	22b	15,852	29,870	17,594
Financial income		7,562	8,751	6,008

Pre-tax income before share of profits of companies accounted for at equity, net		101,327	51,687	76,914

Taxes on income	21h	24,301	13,371	21,163
Share of profits of companies accounted for at equity, net	8	369	1,124	349

Net income		$77,395	$39,440	$56,100

Attributable to:
Equity holders of the Company		32,365	10,352	22,445
Non-controlling interests		45,030	29,088	33,655

		$77,395	$39,440	$56,100

Net earnings per share attributable to equity holders of The Company	22d

Basic earnings per share		$2.20	$0.72	$1.58
Diluted earnings per share		$2.14	$0.68	$1.49

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Net income	$77,395	$39,440	$56,100

Other comprehensive income (loss) net of tax effect:

Amounts that will not be reclassified subsequently to profit or loss:
Actuarial gain (loss) from defined benefit plans	387	(898)	(2,696)
Share in other comprehensive income of joint venture	58	104	-

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:

Unrealized gain (loss) on debt instruments at fair value through other comprehensive income, net	(37)	144	30
Amounts transferred to the statement of profit or loss for sale of debt instruments at fair value through other comprehensive income, net	-	(94)	16
Foreign exchange differences on translation of foreign operations	(30,395)	42,389	1,668

Total other comprehensive income (loss), net of tax	(29,987)	41,645	(982)

Total Comprehensive income	47,408	81,085	55,118

Total comprehensive income attributable to:
Equity holders of the Company	17,610	30,354	21,948
Non-controlling interests	29,798	50,731	33,170

	$47,408	$81,085	$55,118

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

						Accumulated
				Additional		other		Non-
	Share Capital			paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount		capital	earnings	Loss	shares (cost)	interests	Equity

Balance as of January 1, 2018	14,738,782	$4,187		$98,040	$239,156	$18,078	$(259)	$413,720	$772,922
Impact of the adoption of IFRS 15	-	-		-	874	-	-	941	1,815
Balance as of January 1, 2018 (Including the impact of the adoption of IFRS 15)	14,738,782	$4,187		$98,040	$240,030	$18,078	$(259)	$414,661	$774,737

Net income	-	-		-	32,365	-	-	45,030	77,395

Foreign currency translation reserve	-	-		-	-	(14,983)	-	(15,412)	(30,395)
Actuarial gain from defined benefit plans	-	-		-	189	-	-	198	387
Unrealized loss on debt instruments at fair value through other comprehensive income, net	-	-		-	-	(19)	-	(18)	(37)
Share in other comprehensive income of joint venture	-	-		-	-	58	-	-	58

Total other comprehensive income (loss)	-	-		-	189	(14,944)	-	(15,232)	(29,987)

Total comprehensive income (loss)	-	-		-	32,554	(14,944)	-	29,798	47,408

Issuance of restricted shares to employees	10,000	3		(3)	-	-	-	-	-
Issuance of shares upon conversion of convertible debentures	1,556	(*	)	64	-	-	-	-	64
Cost of share-based payment (Note 17)	-	-		234	-	-	-	3,747	3,981
Dividend to Formula’s shareholders	-	-		-	(10,027)	-	-	-	(10,027)
Dividend to non-controlling interests in subsidiaries	-	-		-	-	-	-	(31,316)	(31,316)
Dilution in Formula’s share in Magic due to issuance of Magic’s ordinary shares	-	-		2,682	-	-	-	22,722	25,404
Transactions with non-controlling interests due to holding changes, including exercise of employees stock options	-	-		(526)	-	-	-	1,731	1,205
Acquisition of non-controlling interests	-	-		(590)	-	-	-	(1,325)	(1,915)
Non-controlling interests due to expiration of put options	-	-		498	-	-	-	855	1,353
Settlement of put options over non-controlling interests	-	-		(2,391)	-	-	-	(3,933)	(6,324)
Non-controlling interests arising from initially consolidated company	-	-		-	-	-	-	827	827

Balance as of December 31, 2018	14,750,338	$4,190		$98,008	$262,557	$3,134	$(259)	$437,767	$805,397

(*)	Less than one thousand U.S. dollar

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other		Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	income (loss)	shares (cost)	interests	Equity

Balance as of January 1, 2017	14,728,782	$4,184	$100,571	$234,268	$(2,377)	$(259)	$387,455	$723,842

Net income	-	-	-	10,352	-	-	29,088	39,440

Foreign currency translation reserve	-	-	-	-	20,325	-	22,064	42,389
Actuarial loss from defined benefit plans	-	-	-	(453)	-	-	(445)	(898)
Unrealized gain on debt instruments at fair value through other comprehensive income, net	-	-	-	-	70	-	74	144
Realized gain on debt instruments at fair value through other comprehensive income, net	-	-	-	-	(44)	-	(50)	(94)
Share in other comprehensive income of joint venture					104	-	-	104

Total other comprehensive income (loss)	-	-	-	(453)	20,455	-	21,643	41,645

Total comprehensive income	-	-	-	9,899	20,455	-	50,731	81,085

Issuance of restricted shares to employees	10,000	3	(3)	-	-	-	-	-
Cost of share-based payment (Note 17)	-	-	1,058	-	-	-	2,976	4,034
Dividend to Formula’s shareholders	-	-	-	(5,011)	-	-	-	(5,011)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(27,645)	(27,645)
Transactions with non-controlling interests due to holding changes, including exercise of employees stock options	-	-	(1,306)	-	-	-	4,553	3,247
Acquisition of non-controlling interests	-	-	3	-	-	-	3	6
Non-controlling interests due to expiration of put options	-	-	-	-	-	-	2,440	2,440
Settlement of put options over non-controlling interests	-	-	(2,283)	-	-	-	(6,821)	(9,104)
Non-controlling interests arising from exercise of options in indirect subsidiary	-	-	-	-	-	-	28	28

Balance as of December 31, 2017	14,738,782	$4,187	$98,040	$239,156	$18,078	$(259)	$413,720	$772,922

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other		Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	Loss	shares (cost)	interests	Equity

Balance as of January 1, 2016	14,728,782	$4,184	$98,946	$230,256	$(3,228)	$(259)	$375,380	$705,279

Net income	-	-	-	22,445	-	-	33,655	56,100

Foreign currency translation reserve	-	-	-	-	828	-	840	1,668
Actuarial loss from defined benefit plans	-	-	-	(1,348)	-	-	(1,348)	(2,696)
Unrealized gain on debt instruments at fair value through other comprehensive income, net	-	-	-	-	15	-	15	30
Realized loss on debt instruments at fair value through other comprehensive income, net	-	-	-	-	8	-	8	16

Total other comprehensive income (loss)	-	-	-	(1,348)	851	-	(485)	(982)

Total comprehensive income	-	-	-	21,097	851	-	33,170	55,118

Cost of share-based payment (Note 17)	-	-	772	-	-	-	3,622	4,394
Dividend to Formula’s shareholders	-	-	-	(17,085)	-	-	-	(17,085)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(22,229)	(22,229)
Transactions with non-controlling interests due to holding changes, including exercise of employees stock options	-	-	1,200	-	-	-	(559)	641
Acquisition of non-controlling interests	-	-	(740)	-	-	-	(1,809)	(2,549)
Non-controlling interests arising from initially consolidated companies	-	-	-	-	-	-	26,232	26,232
Settlement of put options over non-controlling interests	-	-	393	-	-	-	(26,352)	(25,959)

Balance as of December 31, 2016	14,728,782	$4,184	$100,571	$234,268	$(2,377)	$(259)	$387,455	$723,842

 FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2018	2017	2016

Reserve from debt instruments at fair value through other comprehensive income	358	377	351
Foreign currency translation reserve	4,829	19,812	(513)
Reserve from derivatives	4	4	4
Share in other comprehensive loss of companies accounted for at equity, net	(2,057)	(2,115)	(2,219)

Accumulated other comprehensive income (loss)	$3,134	$18,078	$(2,377)

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Cash flows from operating activities:

Net income	$77,395	$39,440	$56,100
Adjustments to reconcile net income to net cash provided by operating activities:
Share of profits of companies accounted for at equity, net	(369)	(1,124)	(349)
Depreciation and amortization	48,734	43,646	32,370
Changes in value of debentures, net	(3,025)	5,277	1,371
Increase (decrease) in employee benefit liabilities	565	752	(1,656)
Loss (gain) from sale of property, plants and equipment	1	26	(3,147)
Stock-based compensation expenses	3,981	4,552	4,394
Changes in value of short-term and long term loans from banks and others and deposits, net	(2,296)	6,731	500
Changes in deferred taxes, net	(5,743)	(12,819)	211
Change in liability in respect of business combinations	666	1,531	2,023
Loss (gain) from sale and increase in value of marketable securities classified as trading	(53)	149	(136)
Amortization of premium and accrued interest on debt instruments at fair value through other comprehensive income	189	716	(260)
Realized loss (gain) from sale of debt instruments at fair value through other comprehensive income	-	(94)	16
Change in non-controlling interests’ put option	-	-	1,779
Change in value of dividend preference derivative in TSG	(333)	(260)	-

Working capital adjustments:
Decrease (increase) in inventories	(1,024)	1,037	923
Increase in trade receivables	(66,069)	(38,223)	(30,086)
Decrease (increase) in other current and long-term accounts receivable	(5,768)	755	(513)
Increase in trade payables	19,955	6,086	5,423
Increase in other accounts payable and employees and payroll accrual	12,781	7,199	8,673
Increase (decrease) in deferred revenues	3,008	15,718	(2,681)

Net cash provided by operating activities	82,595	81,095	74,955

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
Cash flows from investing activities:

Payments for business acquisitions, net of cash acquired (Appendix C)	(49,069)	(119,103)	(44,832)
Cash paid in conjunction with deferred payments and contingent liabilities related to business combinations	(8,288)	(8,817)	(2,944)
Purchase of intangible assets	(180)	-	(391)
Purchase of property and equipment	(11,625)	(9,573)	(9,137)
Proceeds from maturity and sale net of investment in debt instruments at fair value through other comprehensive income or loss, net	4,000	40,622	8,450
Proceeds from sale of property, plants and equipment	440	-	2,347
Investment in and loans to affiliates and other companies	26	(25)	(25,813)
Change in restricted cash in other accounts receivable	362	-	(544)
Change in short-term and long-term deposits, net	(17,292)	(888)	2,665
Capitalization of software development and other costs	(8,826)	(9,338)	(9,769)

Net cash used in investing activities	(90,452)	(107,122)	(79,968)

Cash flows from financing activities:

Exercise of employees stock options in subsidiaries	1,206	3,240	931
Issuance of Magic’s ordinary shares, net	25,404	-	-
Dividend paid to non-controlling interests	(34,103)	(31,231)	(24,131)
Dividend to Formula’s shareholders	(5,012)	(12,081)	(10,014)
Short-term bank credit, net	(20,741)	(21,176)	20,720
Repayment of long-term loans from banks and others	(42,884)	(46,065)	(37,415)
Receipt of long term loans	83,478	52,734	49,582
Proceeds from issuance of debentures, net	45,356	78,229	-
Repayment of long-term liabilities to office of the chief scientist	(220)	(502)	(510)
Repayment of debentures	(9,383)	(3,656)	-
Purchase of non-controlling interests	(1,992)	-	(3,166)
Repayment of capital lease	-	(480)	(443)
Cash paid due to exercise of put option by non-controlling interests	(142)	-	-
Distribution to ultimate parent for a business acquisition under common control	-	-	(1,440)

Net cash provided by (used in) financing activities	40,967	19,012	(5,886)

Effect of exchange rate changes on cash and cash equivalents	(10,565)	12,912	(81)

Increase (decrease) in cash and cash equivalents	22,545	5,897	(10,980)
Cash and cash equivalents at beginning of year	245,947	240,050	249,141

Cash and cash equivalents at end of year	$268,492	$245,947	$238,161

The accompanying notes are an integral part of the financial statements.

 FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2018	2017	2016
A.	Supplemental cash flow information:
	Cash paid (received) in respect of:

	Interest paid	$9,061	$6,448	$6,770

	Interest received	$(680)	$(145)	$(2,334)

	Taxes paid (received), net	$23,295	$19,680	$19,176

B.	Non-cash activities:
	Dividend payable to Formula’s shareholders	$5,015	$-	$7,070
	Purchase of property and equipment	$76	$-	$2,260
	Deferred payment related to business combinations	$200	$962	$-
	Dividend payable to non-controlling interests	$-	$692	$-
	Disposal of property	$155	$-	$-
	Issuance of Formula’s ordinary shares as a result of conversion of debentures	$64	$-	$-

C.	Acquisition of newly-consolidated subsidiaries and activities, net of cash acquired:

	Assets and liabilities of subsidiaries consolidated as of
	acquisition date:
	Working capital (other than cash and cash equivalents)	2,889	9,631	(2,938)
	Property and equipment	(547)	(1,332)	(3,494)
	Goodwill and intangible assets	(63,819)	(148,085)	(92,878)
	Other long-term assets	(103)	(125)	-
	Liabilities to banks and others	38	281	3,391
	Long-term liabilities	421	-	-
	Deferred tax liability, net	5,590	17,911	10,130
	Liability to formerly shareholders	2,053	-	-
	Deferred payments and contingent consideration	3,582	2,616	11,997
	Non-controlling interests at acquisition date	827	-	28,960

	Total	$(49,069)	$(119,103)	$(44,832)

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

b.	Formula, through its investees (collectively, the “Group”) is engaged in providing software services, proprietary and non-proprietary software solutions, software product marketing and support, computer infrastructure and integration solutions and training and integration. The Group operates through five directly held subsidiaries; Matrix IT Ltd. (“Matrix”); Magic Software Enterprises Ltd. (“Magic”), Sapiens International Corporation N.V (“Sapiens”), Insync Staffing Solutions, Inc. (“Insync”) and Michpal Micro Computers (1983) Ltd. (“Michpal”), and one jointly controlled entity: TSG IT Advanced Systems Ltd. (“TSG”).

c.	The following table presents the ownership of Formula’s directly held investees as of the dates indicated (the list consists only of active companies):

	Percentage of ownership
	December 31,
	2018	2017
Name of Investee

Matrix	49.21	49.50
Magic	45.21	47.12
Sapiens	48.08	48.14
Insync	90.09	90.09
Michpal(1)	100	100
TSG(2)	50.00	50.00

1)	Michpal’s results of operations are consolidated in the Company’s results of operations commencing January 1, 2017.

2)	TSG’s results of operations are reflected in the Company’s results of operations using the equity method of accounting commencing May 9, 2016.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- general (Cont.)

d.	Definitions:

In these financial statements:

The Company	-	Formula Systems (1985) Ltd.

The Group	-	Formula Systems (1985) Ltd. and its investees.

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Jointly controlled entities	-	Companies owned by various entities that have a contractual arrangement for joint control and are accounted for using the equity method of accounting.

Associates	-	Companies over which the Company has significant influence and that are not subsidiaries. The Company’s investment therein is included in the financial statements using the equity method of accounting.

Investees	-	Subsidiaries, jointly controlled entities and associates.

Interested parties and controlling shareholder	-	As defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

Related parties	-	As defined in IAS 24.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s financial statements have been prepared on a cost basis, except for certain assets and liabilities such as: financial assets measured at fair value through other comprehensive income; contingent liabilities related to business combination and other financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss.

The Company has elected to present the profit or loss items using the function of expense method.

2)	Use of judgments, estimates and assumptions:

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses in the financial statements. The Company’s management believes that the estimates and assumptions used are reasonable based upon information available at the time they are made. These estimates and underlying assumptions are reviewed regularly. Actual results could differ from those estimates. Changes in accounting estimates are reported in the period of the change in estimate.

The judgments, estimates and assumptions which have the most significant effect on the amounts recognized in the financial statements are employed in determining values of goodwill and identifiable intangible assets and their subsequent impairment analysis, revenue recognition, timing of commitment to execution of transactions, tax assets and tax positions, legal contingencies, research and development capitalization, classification of leases, contingent consideration related to acquisitions, determining the fair value of put options of non-controlling interests, pension and other post-employment benefits and share-based compensation costs. These judgements, estimates and assumptions also impact the Company’s assessment as to whether it has effective control over companies in which it holds less than the majority of the voting rights.

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

Effective control:

In a situation where the Company holds less than a majority of voting power in a given entity, but that power is sufficient to enable the Company to unilaterally direct the relevant activities of such entity, then the control is exercised. When assessing whether voting rights held by the Company are sufficient to give it power, the Company considers all facts and circumstances, including: the amount of those voting rights relative to the amount and dispersion of other vote holders; potential voting rights held by the Company and other shareholders or parties; rights arising from other contractual arrangements; significant personal ties; and any additional facts and circumstances that may indicate that the Company has, or does not have the ability to direct the relevant activities when decisions need to be made, inclusive of voting patterns observed at previous meetings of shareholders.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s management has concluded that despite the lack of absolute majority of voting power at the general meetings of shareholders of Matrix, Sapiens and Magic, in accordance with IFRS 10, these investees are controlled by the Company. The conclusion regarding the existence of control during the years ended December 31, 2016, 2017 and 2018 with respect to Matrix, Sapiens and Magic, in accordance with IFRS 10, was made in accordance with the following factors:

Sapiens:

i)	Governing bodies of Sapiens:

Decisions of Sapiens’ shareholders general meeting are taken by a simple majority of votes represented at the general meeting. The annual (ordinary) general meeting adopts resolutions to appoint individual directors, choose Sapiens’ independent auditors for the next year, as well as approve the company’s financial statements and the management’s report on operations.

In accordance with Sapiens’ articles of association, the board of directors of Sapiens is responsible for managing its current business operations and is authorized to take substantially all decisions which are not specifically reserved to Sapiens’ shareholders by its articles of association, including the decision to pay out dividends. Sapiens’ board of directors is composed of 6 members, 4 of whom are independent directors. For the last 8 years, the Company has consistently reappointed the same members of the board of directors. Likewise, the previous composition of the board of directors was re-elected during the general meeting that was held in December 2018.

ii)	Shareholders structure of Sapiens:

Sapiens’ shareholders structure is dispersed because, apart from the Company, just two financial institution held more than 5% of the voting rights at the general meeting (representing 5.1%, and 6.5%, of the votes, respectively). There is no evidence that any shareholders have or had granted to any other shareholder a voting proxy at the general meeting. Over the last five years from 2014 to 2018, Sapiens’ general meetings were attended by shareholders representing in total between 70% and 80% of the total voting power (including the Company’s share power and bearing in mind that the Company presently holds approximately 48.08% of total voting rights). This means that the level of activity of Sapiens’ other shareholders is relatively moderate or low. As of December 31, 2018, the attendance from shareholders would have to be higher than 96.2% in order to deprive the Company of an absolute majority of votes at the general meeting.

In accordance with voting patterns at Sapiens’ shareholders’ meetings in recent years, it is the Company’s management’s belief that achieving such a high attendance seems unlikely.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Magic:

i)	Governing bodies of Magic:

Decisions of Magic’s shareholders’ general meeting are taken by a simple majority of votes represented at the general meeting. The annual (ordinary) general meeting adopts resolutions to elect individual directors, appoint Magic’s independent auditors for the next year, as well as to approve Magic’s financial statements and the management’s report on operations.

In accordance with the Magic’s articles of association, the board of directors of Magic is responsible for managing Magic’s current business operations and is authorized to take substantially all decisions which are not specifically reserved to Magic shareholders by its articles of association, including the decision to pay out dividends. Magic’s board of directors is composed of 5 members, 3 of whom are independent directors. In recent years, the Company has consistently reappointed mostly the same members of the board of directors. The only exception was the appointment of Mr. Avi Zakaya, who has replaced Mr. Yechezkel Zeira after nine years of service.

ii)	Shareholders structure of Magic:

Magic’s shareholders’ structure is dispersed because, apart from the Company, as of December 31, 2018, there were just four financial institutions holding more than 5% of Magic’s voting power (representing 7.4%, 6.0%, 5.9% and 5.6% of the votes, respectively). There is no evidence that any of the shareholders have or had granted to any other shareholder a voting proxy at the general meeting. Over the last five years from 2014 to 2018, Magic’s general meetings were attended by shareholders representing not more than 70% of total voting rights (including the Company’s share power and bearing in mind that the Company presently holds approximately 45.21% of total voting power). This means that the level of activity of Magic’s other shareholders is relatively moderate or low. As of December 31, 2018, the attendance by shareholders would have to be higher than 90.4% in order to deprive the Company of an absolute majority of votes at the general meeting. In accordance with voting patterns at Magic’s shareholders’ meetings in recent years, it is the Company’s management belief that achieving such a high attendance seems unlikely.

Matrix:

i)	Governing bodies of Matrix:

Decisions of Matrix’s shareholders general meeting are taken by a simple majority of votes represented at the general meeting. The annual (ordinary) general meeting adopts resolutions to elect individual directors, appoint Matrix’s independent auditors for the next year, as well as approve the company’s financial statements and management’s report on operations. In accordance with Matrix’s articles of association, the board of directors of Matrix is responsible for managing its current business operations and is authorized to take substantially all decisions which are not specifically reserved to Matrix’s shareholders by its articles of association, including the decision to pay out dividends. Matrix’s board of directors is composed of 5 members, 3 of whom are independent directors. For the last 5 years (i.e., 2014-2018), the Company has consistently reappointed mostly the same members of the board of directors. The only exceptions were the appointment of Ms. Yafit Keret, who has replaced Ms. Michal Leshem after nine years of service as an external director in accordance with the Companies Law, 5759-1999 and the retirement of Mr. Pinchas Grinfeld.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ii)	Shareholders’ structure of Matrix:

Matrix’s shareholders structure is dispersed because, apart from the Company, as of December 31, 2018 there was just one financial institution holding more than 5% of Matrix’s voting power (9.0% of the votes). There is no evidence that any of the shareholders have or had granted to any other shareholder a voting proxy at the general meeting. Over the last five years from 2014 to 2018, Matrix’s general meetings were attended by shareholders representing not more than between 75% and 82% of total voting rights (including the Company’s share power and bearing in mind that the Company presently holds approximately 49.21% of total voting power). This means that the level of activity of Matrix’s other shareholders is relatively moderate or low. As of December 31, 2018, the attendance by shareholders would have to be higher than 98.4% in order to deprive the Company of an absolute majority of votes at the general meeting. In accordance with voting patterns at Matrix’s shareholders’ meetings in recent years, it is the Company’s management’s belief that achieving such a high attendance seems unlikely.

The financial statements of the Company and of the investees, after being adjusted to comply with IFRS, are prepared for the same reporting period and using consistent accounting treatment of similar transactions and economic activities. Any discrepancies in the applied accounting policies are eliminated by making appropriate adjustments. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

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

Changes in the share interest in a subsidiary that do not result in a loss of control are recognized as a change in equity, by adjusting the balance of the non-controlling interests against the equity attributable to the equity holders of the Company, and net of the consideration paid or received.

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

FORMULA SYSTEMS (1985) LTD.

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

Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IFRS 9, “Financial Instruments”. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement.

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

In joint ventures the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is accounted for by using the equity method.

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

FORMULA SYSTEMS (1985) LTD.

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

Upon the acquisition of an associate or a joint venture achieved in stages when the former investment in the acquiree was accounted for pursuant to the provisions of IFRS 9, the Group adopts the principles of IFRS 3 regarding business combinations achieved in stages. Consequently, equity interests in the acquiree that had been held by the Group prior to achieving significant influence or joint control are measured at fair value on the acquisition date and are included in the acquisition consideration while recognizing a gain or loss resulting from the fair value measurement.

The equity method is applied until the loss of significant influence in the associate or loss of joint control in the joint venture or classification as investment held for sale.

On the date of loss of significant influence or joint control, the Group measures any remaining investment in the associate or the joint venture at fair value and recognizes in profit or loss the difference between the fair value of any remaining investment plus any proceeds from the sale of the investment in the associate or the joint venture and the carrying amount of the investment on that date.

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

Cash equivalents are considered highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Group’s cash management. Cash and cash equivalent includes amounts held primarily in New-Israeli Shekel, dollars, Euro, Japanese Yen, Indian Rupee and British Pound.

10)	Short-term and restricted deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit. Restricted deposits include deposits used to secure certain subsidiaries’ ongoing projects and credit lines from banks, as well as security deposits with respect to leases, and are classified under other short-term and long-term receivables.

11)	Allowance for doubtful accounts (applied until December 31, 2017 is as follows):

The allowance for doubtful accounts is determined in respect of specific trade receivables whose collection, in the opinion of the Group’s management, is doubtful. The Group did not recognize an allowance in respect of groups of trade receivables that are collectively assessed for impairment due to immateriality. Impaired receivables are derecognized when they are assessed as uncollectible.

The bad debt expense, net for the years ended December 31, 2016 and 2017 was $652 and $1,373, respectively. Bad debt expense, net for the year ended December 31, 2018 was $1,723 under the new guidance (see Note 22).

FORMULA SYSTEMS (1985) LTD.

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

IFRS 15, “Revenue from Contracts with Customers” (the “Standard”), issued by the IASB in May 2014, supersedes IAS 11 ‘Construction Contracts’, IAS 18 ‘Revenue from contracts with customers’ and related Interpretations and applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards.

The accounting policy for revenue recognition applied until December 31, 2017, is as follows:

Revenues are recognized in profit or loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration less any trade discounts, volume rebates and returns.

The following are the specific revenue recognition criteria which must be met before revenue is recognized by the Company and its subsidiaries:

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

The Group recognizes revenues from the sale of software (i) only after the significant risks and rewards of ownership of the software have been transferred to the buyer for which a necessary condition is delivery of the software, either physically or electronically, or providing the right to use or permission to make copies of the software, (ii) the Group does not retain any continuing management involvement that is associated with ownership and does not retain the effective control of the sold software, (iii) the amount of revenues can be measured reliably, (iv) it is probable that the economic benefits associated with the transaction will flow to the Group and (v) the costs incurred or to be incurred in respect of the transaction can be measured reliably. The Group reports income on a gross basis since it acts as a principal and bears the risks and rewards derived from the transaction.

FORMULA SYSTEMS (1985) LTD.

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

Revenues from sale agreements that do not provide a general right of return and consist of multiple elements such as hardware, service and support agreements are split into different accounting units which are separately recognized. An element only represents a separate accounting unit if and only if it has stand-alone value for the customer. Moreover, there should be reliable and objective evidence of the fair value of all the elements in the agreement or of the fair value of undelivered elements. Revenues from the various accounting units are recognized when the revenue recognition criteria are met with respect to all the elements of the accounting unit based on their specific type and only up to the amount of the consideration that is not contingent on completion or performance of the other elements in the contract.

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

Revenues from trainings and implementations are recognized when providing the service. Revenues from training services in respect of courses conducted over a period of up to 3 months will be recognized over the period of the course. Revenues from training services in respect of courses ordered in advance and long-term or short term (for a period of up to a year) retraining courses will be recognized over the period of the course. Revenues from projects which are usually ordered by organizations will be recognized under the actual inputs by using the basis of hours actually invested in the project.

FORMULA SYSTEMS (1985) LTD.

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

The accounting policy for revenue recognition applied commencing from January 1, 2018, is as follows:

As described in Note 2 (30)(A) regarding the initial adoption of IFRS 15, the Group elected to adopt the provisions of the Standard using the modified retrospective method with the application of certain practical expedients and without restatement of comparative data.

The new standard establishes a five-step model to account for revenue arising from contracts with customers and requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers:

Step 1: Identify the contract with a customer, including reference to contract combination and accounting for contract modifications.

Step 2: Identify the separate performance obligations in the contract.

Step 3: Determine the transaction price, including reference to variable consideration, significant financing components, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the distinct performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or using estimates and assessments.

Step 5: Recognize revenue when a performance obligation is satisfied, either at a point in time or over time.

Under IFRS 15, revenues are recognized when control of the promised goods or services are transferred to the customers in an amount that reflects the consideration that the Group expects to receive in exchange for those goods or services.

The Group enters into contracts that can include various combinations of products and software, IT services and hardware, as detailed below, which are generally capable as being distinct from each other and accounted for as separate performance obligations.

For contracts with customers that contain multiple performance obligations, the Group accounts for each individual performance obligation separately, if they are distinct from each other. The transaction price is allocated to the separate performance obligations on a relative stand-alone selling price basis.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Stand-alone selling prices of software sales are typically estimated using the residual approach due to the lack of selling software licenses on a stand-alone basis. Stand-alone selling prices of software services are typically determined by considering several external and internal factors including but not limited to, observable transactions when these services are sold on a stand-alone basis.

The following is a description of principal activities from which the Group generates its revenues:

i.	Sale of proprietary licenses without significant related services

In the event in which the sale of a proprietary license (perpetual or term-based) is distinct from other significant modification or implementation services, and thereby it constitutes a separate performance obligation, the Group considers whether this performance obligation in granting the license is to provide the customer with either:

●	a right to access the entity’s intellectual property in the form in which it exists throughout the licensing period; or

●	a right to use the entity’s intellectual property in the form in which it exists at the time of granting the license

The vast majority of licenses sold separately by the Group (thus representing a separate performance obligation) are intended to provide the customer with a right to use the intellectual property, which means that revenues from the sale of such licenses are recognized at the point in time at which control of the license is transferred to the customer.

The Group recognizes revenue from software licensing transactions over time when the Group provides the customer a right to access the Group’s intellectual property throughout the license period.

ii.	Sale of proprietary licenses with significant related services

Revenues from contracts that include the sale of proprietary licenses with significant related services (for example, modifications, implementation or customization to customer-specific specifications) are generally accounted by the Group as performance obligations satisfied over time. In such contracts the Group is normally committed to provide the customer with a functional IT system and the customer can only benefit from such functional system, being the final product that would normally be comprised of proprietary licenses and significant related services. The Group considers that a commitment to sell a license under such performance obligation does not satisfy the criteria of being distinct, because the transfer of the license is only part of a larger performance obligation. The Group recognizes revenue from such contracts using cost based input methods, which recognizes revenue and gross profit as the work is performed based on a ratio between actual costs incurred compared to the total estimated costs for the contract. This is because, in accordance with IFRS 15, revenues may be recognized over the course of transferring control of the supplied goods and services, as long as the entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date throughout the duration of the contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first determined, in the amount of the estimated loss for the entire contract.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When appropriate, the Group also applies a practical expedient permitted under IFRS 15 whereby if the Group has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Group’s performance completed to date (for example, a service contract in which an entity bills a fixed amount for each hour of service provided), the Group may recognize revenue in the amount it is entitled to invoice. Deferred revenues, which represent a contract liability, include unearned amounts received under maintenance and support (mainly) and amounts received from customers for which revenues have not yet been recognized.

iii.	Maintenance services and warranties

Post-contract support includes annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered.

The accounting policy regarding the recognition of post-contract support remained unchanged after the adoption of IFRS 15, as such services, in principle, constitute a separate performance obligation where the customer consumes the benefits of goods and services as they are delivered by the provider, as a consequence of which revenues are recognized over time during the service performance period.

The Group considers the post-contract support performance obligation as a distinct performance obligation that is satisfied over time, and as such, it recognizes revenue for post-contract support on a straight-line basis over the period for which technical support is contractually agreed to be provided for the software, typically twelve (12) months.

In certain cases, the Group also provides a warranty for goods and services sold (i.e. extended warranties that the scope of which is broader than just an assurance to the customer that the product/service complies with agreed-upon specifications). The Group has ascertained that such warranties granted by the Group meet the definition of service. The conclusion regarding the extended nature of a warranty is made whenever the Group contractually undertakes to repair any errors in the delivered software within a strictly specified time limit and/or when such warranty is more extensive than the minimum required by law. Under IFRS 15, the fact of granting an extended warranty indicates that the Group actually provides an additional service. As such, the Group recognizes an extended warranty as a separate performance obligation and allocates a portion of the transaction price to such service. In all cases where an extended warranty is accompanied by a maintenance service, which is even a broader category than an extended warranty itself, revenues are recognized over time because the customer consumes the benefits of such service as it is performed by the provider. If this is the case, the Group continues to allocate a portion of the transaction price to such maintenance service. Likewise, in cases where a warranty service is provided after the project completion and is not accompanied by any maintenance service, then a portion of the transaction price and analogically recognition of a portion of contract revenues will have to be deferred until the warranty service is actually fulfilled.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

iv.	Sale of third-party licenses and services

Third-party licenses and services includes revenues from the sale of third-party licenses as well as from the provision of services which, due to technological or legal reasons, must be carried out by subcontractors (this applies to hardware and software maintenance and outsourcing services provided by their manufacturers). Revenues from the sale of third-party licenses are accounted for as sales of goods, which means that such revenues are recognized at the point in time at which control of the license is transferred to the customer. Concurrently, revenues from third-party services, including primarily third-party maintenance services, are recognized over time when such services are provided to the customer.

Whenever the Group is involved in the sale of third-party licenses or services, it will consider whether the Group acts as a principal or an agent; however, in most cases the conclusion is that the Group is the main party required to satisfy a performance obligation and therefore the resulting revenues are recognized in the gross amount of consideration.

v.	Sale of hardware

Sale of hardware includes revenues from contracts with customers for the supply of infrastructure. In this category, revenues are recognized basically at the point in time at which control of the equipment is transferred. This does not apply to contracts in which the hardware is not delivered separately from services provided alongside, in such case the sale of hardware is part of a performance obligation involving the supply of a comprehensive system. However, such comprehensive projects are a rare practice in the Group as the sale of hardware is predominantly performed on a distribution basis.

vi.	Variable consideration

In accordance with IFRS 15, if a contract consideration encompasses any amount that is variable, the Group shall estimate the amount of consideration to which it will be entitled in exchange for transferring promised goods or services to the customer, and shall include a portion or the whole amount of variable consideration in the transaction price but only to the extent that it is highly probable a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

vii.	Significant financing component

When contracts involve a significant financing component, the Group adjusts the promised amount of consideration for the effects of the time value of money if the timing of payments agreed to by the parties to the contract (either explicitly or implicitly) provide the customer with a significant benefit of financing.

The Group has elected to apply the practical expedient allowed by IFRS 15 according to which it does not separate the financing component in transactions whose credit terms are less than one year and will recognize revenue in the amount of the consideration stated in the contract even if the customer pays for the goods or services subsequent to their receipt.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

viii.	Costs of contracts with customers

Costs of obtaining a contract

Costs of obtaining a contract are those incremental costs incurred by the Group in order to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. The Group recognizes such costs as an asset if it expects to recover those costs. Such capitalized costs of obtaining a contract shall be amortized over the period when the Group satisfies the performance obligations arising from the contract. Amortization expenses related to costs of obtaining or fulfilling a contract are included in sales and marketing expenses in the consolidated statements of profit or loss.

Commissions to sales and marketing and certain management personnel that are paid based on their attainment of certain predetermined sales or profit goals, are considered by the Group as incremental costs of obtaining a contract with a customer, and are deferred and amortized on a systematic basis, consistent with the transfer of the related performance obligations to the customer. As such, sales commissions paid for initial contracts, which are not commensurate with additional commissions paid for renewal of such contracts, are capitalized and amortized over the expected period of benefit (including expected renewals periods). Sales commissions on initial contracts, which are commensurate with additional commissions paid for the renewal of such contracts, are capitalized and then amortized correspondingly to the recognized revenue of the related initial contracts (not including expected renewals periods). Sales commissions for renewal of such initial contracts are capitalized and then amortized on a straight line basis over the related contractual renewal period. As a practical expedient, if the expected amortization period is one-year or less, the commission fee is expensed as incurred.

Costs to fulfill a contract

Costs to fulfill a contract are the costs incurred in fulfilling a contract with a customer. The Group recognizes such costs as an asset if they are not within the scope of another standard (for example, IAS 2 ‘Inventories’, IAS 16 ‘Property, Plant and Equipment’ or IAS 38 ‘Intangible Assets’) and if those costs meet all of the following criteria:

i)	the costs relate directly to a contract or to an anticipated contract with a customer,

ii)	the costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future, and

iii)	the costs are expected to be recovered.

14)	Government grants:

Government grants are recognized when there is reasonable assurance that the grants will be received and the Group will comply with the attached conditions. Government grants received from the Office of the Israel Innovation Authority (“IIA”), formerly the Office of the Chief Scientist (“OCS”), are recognized upon receipt as a liability if future economic benefits are expected from the research project that will result in royalty-bearing sales.

FORMULA SYSTEMS (1985) LTD.

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

The Group accounts for outstanding principal amount of debentures as long-term liability, in accordance with IFRS 9, with current maturities classified as short-term liabilities. The Group identifies and separates equity components contains in convertible debentures by first determining the liability component, in accordance with IAS 32, based on the fair value of an equivalent non-convertible liability. The conversion component valued is being determined to be the residual amount. Debt issuance costs are capitalized and reported as deferred financing costs, which are amortized over the life of the debentures using the effective interest rate method.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Group’s policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

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

18)	Property, plant and equipment, net:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Computers, software and peripheral equipment	20-33 (mainly 33)
Office furniture and equipment	6-33 (mainly 7)
Motor vehicles	15
Buildings	2-4

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

Capitalized software costs are measured at cost less any accumulated amortization and any accumulated impairment losses on a product by product basis. Amortization of capitalized software costs begin when development is complete and the product is available for use. The Group considers a product to be available for use when the Group completes its internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements. Internal validation includes the completion of coding, documentation and testing that ensure bugs are reduced to a minimum. The internal validation of the product takes place a few weeks before the product is made available to the market. In certain instances, The Group enters into a short pre-release stage, during which the product is made available to a select number of customers as a beta program for their own review and familiarization. Subsequently, the release is made generally available to customers. Once a product is considered available for use, the capitalization of costs ceases and amortization of such costs to “cost of sales” begins.

FORMULA SYSTEMS (1985) LTD.

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

During the years ended December 31, 2016, 2017 and 2018, no such unrecoverable amounts were identified.

20)	Other intangible assets:

Separately-acquired intangible assets are measured on initial recognition at cost, including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

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

Years
Customer relationship and backlog	1-15
Acquired technology	2-8
Brand names and patents	5-10

Gains or losses arising from the derecognition of an intangible asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of profit or loss.

The useful life of these assets is reviewed annually to determine whether their indefinite life assessment continues to be supportable. If the events and circumstances do not continue to support the assessment, the change in the useful life assessment from indefinite to finite is accounted for prospectively as a change in accounting estimate, and on that date the asset is tested for impairment. Commencing from that date, the asset is amortized systematically over its useful life.

FORMULA SYSTEMS (1985) LTD.

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

FORMULA SYSTEMS (1985) LTD.

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

During the years ended December 31, 2016, 2017 and 2018, no impairment indicators were identified.

22)	Financial instruments:

As described in Note 2 (30)(B) regarding the initial adoption of IFRS 9, “Financial Instruments” (the “Standard”), the Group elected to adopt the provisions of the Standard retrospectively without restatement of comparative data.

The accounting policy for financial instruments applied until December 31, 2017 is as follows:

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

This category includes financial assets held for trading and a dividend preference derivative in TSG (for a description of the TSG derivative, see Note 8).

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

FORMULA SYSTEMS (1985) LTD.

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

Financial liabilities at fair value through profit or loss include financial liabilities classified as held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Derivatives, including separated embedded derivatives, are classified as held for trading unless they are designated as effective hedging instruments.

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

FORMULA SYSTEMS (1985) LTD.

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

F.	Put option granted to non-controlling interests:

When the Group grants to non-controlling interests a put option to sell part or all of their interests in a subsidiary, during a certain period, even if such purchase obligation is conditional on the counterparty’s exercise of its contractual right to cause such redemption, if the put option agreement does not transfer to the Group any benefits incidental to ownership of the equity instrument (i.e. the Group does not have a present ownership in the shares concerned), then at the end of each reporting period the non-controlling interests (to which a portion of net profit attributable to non-controlling interests is allocated) are classified as a financial liability, as if such put-able equity instrument was redeemed on that date. The difference between the non-controlling interests carrying amount at the end of the reporting period and the present value of the liability is recognized directly in equity of the Group, under “Additional paid-in capital”.

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

If the Group has present ownership in the shares concerned, these non-controlling interests are accounted for as if they are held by the Group and changes in the amount of the liability are carried to profit or loss.

G.	Derecognition of financial instruments:

i.	Financial assets:

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the Group has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party, and, in addition it has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A transaction involving factoring of accounts receivable and credit card vouchers is derecognized when the above-mentioned conditions are met.

If the Group transfers its rights to receive cash flows from an asset and neither transfer nor retains substantially all the risks and rewards of the asset nor transfers control of the asset, a new asset is recognized to the extent of the Group’s continuing involvement in the asset. When continuing involvement takes the form of guaranteeing the transferred asset, the extent of the continuing involvement is the lower of the original carrying amount of the asset and the maximum amount of consideration received that the Group could be required to repay. As of December 31, 2017, the Group has no open factoring transactions.

ii.	Financial liabilities:

A financial liability is derecognized when it is extinguished, that is when the obligation is discharged or cancelled or expires. A financial liability is extinguished when the debtor (the Group) discharges the liability by paying in cash, other financial assets, goods or services or is legally released from the liability.

H.	Impairment of financial assets:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2016 and 2017 the Group did not recognize an impairment charge over its investments in available-for-sale marketable securities.

The accounting policy for financial instruments applied commencing from January 1, 2018, is as follows:

A.	Financial assets:

Financial assets within the scope of the Standard, are measured at the date of initial recognition at their fair value, plus transaction costs that can be directly attributed to the acquisition of the financial asset, except in the case of a financial asset measured at fair value through profit or loss, in respect of which, transaction costs are charged to profit or loss.

The Group classifies and measures the debt instruments in its financial statements on the basis of the following criteria:

●	the Group’s business model for the management of financial assets; and

●	the contractual cash flow characteristics of the financial asset.

i.	The Group measures debt instruments at amortized cost when:

The Group’s business model is the holding of financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset provide entitlement on defined dates to cash flows, that are only principal and interest payments in respect of the amount of the principal, that has not yet been repaid. Subsequent to initial recognition, instruments in this group shall be presented at their cost at cost plus transaction costs directly using the amortized cost method. In addition, on the date of initial recognition, an entity may irrevocably designate a debt instrument at fair value through profit or loss, if such designation eliminates or significantly reduces inconsistencies in measurement or recognition, for example, if the related financial liabilities, are also measured at fair value through profit or loss.

ii.	The Group measures debt instruments at fair value through other comprehensive income when:

The Group’s business model is the holding of financial assets in order to collect contractual cash flows and the sale of the financial assets, and the contractual terms of the financial asset provide entitlement on defined dates to cash flows that are only principal and interest payments in respect of the amount of the principal that has not yet been repaid. Subsequent to initial recognition, instruments in this group are measured at fair value. Gains or losses arising from adjustments to fair value, other than interest and exchange rate differentials, are recognized in other comprehensive income.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

iii.	The Group measures debt instruments at fair value through profit or loss when:

A financial asset which is a debt instrument does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

B.	Impairment of financial assets:

The Group examines at each reporting date the provision for loss in respect of financial debt instruments that are not measured at fair value through profit or loss. The Group distinguishes between two situations of recognition of a provision for loss:

i.	Debt instruments for which there has been no significant deterioration in the quality of their credit since the initial recognition or in cases where the credit risk is low – in this situation, the provision for loss recognized for this debt instrument will take into account expected credit losses in a period of 12 months after the reporting date;

ii.	Debt instruments whose credit quality has deteriorated significantly since their initial recognition and for which the credit risk is not low – in this situation, the provision for a loss to be recognized will take into account projected credit losses - over the remaining life of the instrument.

The Group has financial assets with short credit periods, such as customers, for which it applies the relief prescribed in the model. In other words, the Group measures the provision for loss in an amount equal to expected credit losses throughout the life of the instrument.

Impairment in respect of debt instruments measured at amortized cost, will be carried to profit or loss against provision, while impairment in respect of debt instruments measured at fair value through other comprehensive income, will be carried to profit or loss against other comprehensive income, and will not reduce the book value of the financial asset in the statement of financial position.

The Group implements the relief prescribed in the Standard, according to which it assumes that the credit risk of a debt instrument that did not increase significantly from the date of initial recognition if it was determined at the reporting date that the instrument has a low credit risk, for example when the instrument has an external rating of “investment grade”.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Derecognition of financial assets:

The Group derecognizes a financial asset when and only when:

i.	The contractual rights to the cash flows from the financial asset expire; or

ii.	The Group transfers substantially all the risks and rewards deriving from the contractual rights to receive the cash flows from the financial asset or when some of the risks and rewards of transferring the financial asset remain with the entity but it may be said that it transferred control over the asset; or

iii.	The Group retains the contractual rights to receive the cash flows arising from the financial asset but assumes a contractual obligation to pay these cash flows in full to a third party, without material delay.

D.	Financial liabilities:

i.	Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability. After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest rate method, except for:

●	Financial liabilities at fair value through profit or loss, such as derivatives;

●	Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies;

●	Financial guarantee contracts;

●	Contingent consideration recognized by an acquirer in a business combination as to which IFRS 3 applies.

ii.	Financial liabilities measured at fair value through profit or loss:

At initial recognition, the Group measures financial liabilities that are not measured at amortized cost at fair value. Transaction costs are recognized in profit or loss. After initial recognition, changes in fair value are recognized in profit or loss.

E.	Derecognition of financial liabilities:

A financial liability is derecognized when it is extinguished, that is, when the obligation is discharged or cancelled or expires. A financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services or is legally released from the liability.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When there is a modification in the terms of an existing financial liability, the Group evaluates whether the modification is substantial.

If the terms of an existing financial liability are substantially modified, such modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amounts of the above liabilities is recognized in profit or loss.

If the modification is not substantial, the Group recalculates the carrying amount of the liability by discounting the revised cash flows at the original effective interest rate and any resulting difference is recognized in profit or loss.

When evaluating whether the modification in the terms of an existing liability is substantial, the Group considers both quantitative and qualitative factors

F.	Offsetting financial instruments:

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

G.	Put option granted to non-controlling interests:

When the Group grants to non-controlling interests a put option to sell part or all of their interests in a subsidiary, during a certain period, even if such purchase obligation is conditional on the counterparty’s exercise of its contractual right to cause such redemption, if the put option agreement does not transfer to the Group any benefits incidental to ownership of the equity instrument (i.e. the Group does not have a present ownership in the shares concerned) then at the end of each reporting period the non-controlling interests (to which a portion of net profit attributable to non-controlling interests is allocated) are classified as a financial liability, as if such put-able equity instrument was redeemed on that date. The difference between the non-controlling interests carrying amount at the end of the reporting period and the present value of the liability is recognized directly in equity of the Group, under “Additional paid-in capital”.

The Group remeasures the financial liability at the end of each reporting period based on the estimated present value of the consideration to be transferred upon the exercise of the put option.

FORMULA SYSTEMS (1985) LTD.

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

If the Group has present ownership of the non-controlling interests, these non-controlling interests are accounted for as if they are held by the Group, and changes in the amount of the liability are carried to profit or loss.

23)	Fair value measurement:

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

25)	Provisions:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Following are the types of provisions included in the financial statements:

i.	Legal claims:

A provision for claims is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required by the Group to settle the obligation and a reliable estimate can be made of the amount of the obligation.

ii.	Contingent liability recognized in a business combination:

A contingent liability in a business combination is measured at fair value upon initial recognition. In subsequent periods, it is measured at the higher of the amount initially recognized less, when appropriate, cumulative amortization, and the amount that would be recognized at the end of the reporting period in accordance with IAS 37.

26)	Derivative financial instruments and hedging:

The Group enters into contracts for derivative financial instruments such as forward currency contracts and options contracts to hedge risks associated with foreign exchange rates resulting from international activities and interest rate fluctuations. The derivative instruments primarily hedge or offset exposures to Euro, Japanese Yen and New Israeli Shekel (“NIS”) exchange rate fluctuations.

The Group’s options and forward contracts do not qualify for hedging accounting. Any gains or losses arising from changes in the fair values of the derivatives are recorded immediately in profit or loss as financial income or expense.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ii.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

Formula’s and its Israeli investees’ (as defined with respect to their Israeli employee contribution plans pursuant to section 14 of Israel’s Severance Pay Law, 1963 (the “Severance Pay Law”)) pay fixed contributions to those plans and will have no legal or constructive obligation to pay further contributions if the fund into which those contributions are paid does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee’s services.

Formula and its Israeli investees also operate a defined benefit plan in respect of severance pay to their Israeli employees pursuant to the Severance Pay Law. According to the Severance Pay Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The actuarial assumptions include rates of employee turnover and future salary increases based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to Israel’s Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation.

In respect of its severance pay obligation to certain of its employees, the Group makes current deposits in pension funds and insurance companies (the “plan assets”). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group’s own creditors and cannot be returned directly to the Group.

The liability for employee benefits shown in the statement of financial position reflects the present value of the defined benefit obligation, less the fair value of the plan assets. Remeasurements of the net liability are recognized in other comprehensive income in the period in which they occur.

Total expenses in respect of employee benefit liabilities for the years 2016, 2017 and 2018 were $29,557, $35,036 and $30,941, respectively.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

29)	Concentration of credit risk:

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

The Group’s trade receivables are generally derived from sales to large organizations located mainly in Israel, North America, Europe and Asia Pacific. The Group performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, Formula and its investees may require letters of credit, other collateral or additional guarantees. From time to time, the Group’s subsidiaries sell certain of its accounts receivable to financial institutions, within the normal course of business.

The Group maintains an allowance for doubtful accounts receivable based upon management’s experience and estimate of collectability of each outstanding invoice. The allowance for doubtful accounts is determined with respect to specific debts or which collection is doubtful. The risk of collection associated with accounts receivable is mitigated by the diversity and number of customers.

From time to time, the Group enters into foreign exchange forward and option contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to offset a portion of the Group’s non-dollar currency exposure (see Note 2 (26) above).

30)	Changes in accounting policies - initial adoption of new financial reporting and accounting standards:

A.	First time implementation of IFRS 15 – Revenue from Contracts with Costumers:

The Group adopted IFRS 15 (or the “Standard”) on January 1, 2018 and elected to apply the modified retrospective approach with the cumulative effect recognized as an adjustment to the opening retained earnings balance of $874 as of January 1, 2018. The Group applied a practical expedient allowed under IFRS 15 and exempt from the restatement of comparable data. This means that financial data reported for reporting periods prior to December 31, 2017 has been prepared on the basis of the following standards: IAS 18 ‘Revenue’, IAS 11 ‘Construction Contracts’ as well as interpretations related to revenue recognition that were applicable before the effective date of IFRS 15. Results for reporting periods beginning after January 1, 2018 are presented in accordance with IFRS 15.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The effects of the initial application of the new Standard on the Group’s financial statements are as follows:

i)	Term license - under the legacy revenue standard, the Group recognized both the revenue from sale of term license (which does not involve significant customization) and post-contract support revenues ratably over the contract period whereas upon application of the provisions of the new Standard, term license revenues are recognized up front, upon delivery, and the associated post-contract support revenues are recognized over the contract period. As a result, under the provisions of the new standard, the Group recognizes these revenues in earlier period than the period these revenues were recognized under the old Standard.

ii)	Incremental costs incurred to obtain contracts (mainly due to sales commissions) - under the legacy revenue standard, the Group recognized these costs in selling and marketing expenses when incurred, whereas upon application of the provisions of the new Standard, these costs are recognized as an asset and amortized over the period when the Group satisfies the performance obligations defined in the specific contract which exceeds one year. As a result, under the provisions of the new Standard, the Group recognizes these costs as expenses in periods later than the period these costs were recognized under the old standard.

The effects of the above changes on the consolidated statements of financial position are as follows:

As of January 1, 2018
	As previously reported	The change	According to IFRS 15
Current Assets
Trade receivables	385,778	20	385,798
Prepaid expenses and other accounts receivable	44,904	629	45,533

Current Liabilities
Deferred revenues	58,905	(1,397)	57,508

Long-term Liabilities
Other long-term liabilities	7,244	231	7,475

Equity
Retained earnings	239,156	874	240,030
Non-controlling interests	413,720	941	414,661

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2018
	According to the previous accounting policy	The change	As presented in these financial statements
Current Assets
Trade receivables	439,685	1,783	441,468
Prepaid expenses and other accounts receivable	41,668	(1,271)	40,397

Long-term Assets
Prepaid expenses and other accounts receivable	21,475	1,646	23,121

Current Liabilities
Deferred revenues	64,062	(4,553)	59,509
Other accounts payable	53,707	262	53,969

Current Liabilities
Other long-term liabilities	8,628	106	8,734

Equity
Retained earnings	259,538	3,019	262,557
Non-controlling interests	434,443	3,324	437,767

The effects of the above changes on the consolidated statements of profit or loss are as follows:

Year ended December 31, 2018:
	According to the previous accounting policy	The change	As presented in these financial statements

Revenues	1,488,378	4,610	1,492,988
Selling, marketing, general and administrative expenses	182,527	(55)	182,472

Taxes on income	24,164	137	24,301
Net income attributable to equity holders of the Company	30,220	2,145	32,365
Net income attributable to non-controlling interests	42,647	2,383	45,030

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Remaining performance obligations represent contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The Group elected to apply a practical expedient permitted under IFRS 15 whereby it does not disclose the aggregate amount of consideration allocated to unsatisfied or partially unsatisfied performance obligations that are part of contracts that have an original expected duration of less than one year. In addition, the Group has elected to apply a practical expedient permitted under IFRS 15 whereby it does not disclose the aggregate amount of consideration allocated to unsatisfied or partially unsatisfied performance obligations for which the Group has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Group’s performance completed to date (for example, a service contract in which an entity bills a fixed amount for each hour of service provided).

As such, the aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied from fixed price projects and post contract support services was approximately $94,433 as of December 31, 2018. The Group expects to recognize approximately 58% in 2019 from remaining performance obligations as of December 31, 2018 and the remainder thereafter. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration.

Contract balances:

The following table provides information about trade receivables, contract assets (unbilled receivables) and contract liabilities (deferred revenues) from contracts with customers (in thousands):

	December 31,
	2018	2017
Trade receivables	$362,853	$322,325
Unbilled receivables	78,615	63,453
Long-term trade receivables(*)	3,932	950
Advances and deferred revenues	(59,509)	(58,905)
Long-term deferred revenues	(4,906)	(9,340)

(*)	Included in long-term prepaid expenses and other accounts receivable

Trade receivable are recorded when the right to consideration becomes unconditional, and an invoice is issued to the customer. Unbilled receivables relate to the Group’s contractual right to consideration for services performed and not yet invoiced.

Billing terms and conditions generally vary by contract type. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

No impairment loss was recognized in respect of the Group’s outstanding contract assets during the year ended December 31, 2018.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenues represent contract liabilities, and include unearned amounts received under contracts with customers and not yet recognized as revenues.

B.	First time implementation of IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final and complete version of IFRS 9 - Financial Instruments (“IFRS 9”), which replaces IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 mainly changes the provisions of the classification and measurement of financial assets and applies to all financial assets within the scope of IAS 39. The new standard is first implemented in these financial statements. The new standard is applied retrospectively without restatement of comparative figures.

After examining the implications of implementing the new standard, Group has determined that its implementation did not have a material effect on the Group’s financial statements.

31)	Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year’s presentation.

NOTE 3:- NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP

1.	Amendments to IFRS 10 and IAS 28 regarding sale or transfer of assets between an investor and its associate or joint venture:

In September 2014, the IASB adopted amendments to IFRS 10 and IAS 28 (which we refer to as the Amendments) regarding the accounting treatment of the sale or transfer of assets (an asset, a group of assets or a subsidiary) between an investor and its associate or joint venture.

Under the Amendments, when an investor loses control of a subsidiary or a group of assets that are not a business in a transaction with its associate or joint venture, the gain will be partially eliminated such that the gain to be recognized is the gain from the sale to the other investors in the associate or joint venture. According to the Amendments, if the remaining rights held by the investor represent a financial asset as defined in IFRS 9, the gain will be recognized in full.

If the transaction with an associate or joint venture involves loss of control of a subsidiary or a group of assets that are a business, the gain will be recognized in full.

The Amendments are to be applied prospectively. A mandatory effective date has not yet been determined by the IASB, but early adoption is permitted.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:- NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP (Cont.)

2.	IFRS 16, “Leases”:

In January 2016, the IASB issued IFRS 16, “Leases” (which we refer to as IFRS 16). According to IFRS 16, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

Under IFRS 16:

-	Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, “Leases”. Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expense separately.

-	Variable lease payments that are not dependent on changes in the Consumer Price Index, or CPI, or interest rates, but are based on performance or use (such as a percentage of revenues) are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

-	In the event of change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and the effect of the remeasurement is an adjustment to the carrying amount of the right-of-use asset.

-	IFRS 16 includes two exceptions according to which lessees are permitted to elect to apply a method similar to the current accounting treatment for operating leases. These exceptions are leases for which the underlying asset is of low value and leases with a term of up to one year.

-	The accounting treatment by lessors remains substantially unchanged, namely classification of a lease as a finance lease or an operating lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, and the Group expects its adoption to have a material impact on its consolidated statements of financial position.

IFRS 16 permits lessees to use one of the following approaches:

1.	Full retrospective approach - according to this approach, a right-of-use asset and the corresponding liability will be recorded in the statement of financial position as if they had always been measured according to the provisions of IFRS 16, with the effect of the adoption at the beginning of the earliest period presented will be recorded in equity.

2.	Modified retrospective approach - this approach does not require restatement of comparative data. The balance of the liability as of the date of initial application of IFRS 16 will be calculated using the lessee’s incremental borrowing rate of interest on the date of the initial application of IFRS 16. As for the measurement of the right-of-use asset, the Group may choose, on a lease-by-lease basis, to apply one of the two following alternatives:

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:- NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP (Cont.)

i)	Recognize an asset in an amount equal to the lease liability, with certain adjustments.
ii)	Recognize an asset as if IFRS 16 had always been applied.

The Group believes that it will apply the modified retrospective approach upon the initial adoption of IFRS 16, whereby the right-of-use asset in certain real-estate leases will be measured as if the new standard had always been applied, while the right-of-use assets in respect of other leases will be measured at an amount equal to the lease liability, as measured on the transition date.

The Group has leases mainly of real estate and vehicles in a significant amount. In assessing the impact of IFRS 16 on the financial statements, the Group is evaluating the following matters:

Options to extend the lease - In accordance with IFRS 16, the non-cancellable periods of leases include periods that are covered by options to extend the leases if the lessees are reasonably certain to exercise the option. The Group is reviewing whether such options exist in its lease agreements and whether it is reasonably certain that it will exercise the options. As part of its assessment, the Group is evaluating all relevant facts and circumstances that create an economic incentive to exercise the options, including significant leasehold improvements that have been or are expected to be undertaken, the importance of the underlying assets to the Group’s operations and past experience in connection with the exercise of such options.

Separation of contract components - In accordance with IFRS 16, all lease components within a contract should be accounted for separately from non-lease components. A lessee is allowed a practical expedient according to which it can elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for them as a single lease component. The Group is reviewing whether such non-lease components, such as management and maintenance services, exist in its current lease contracts and whether the above practical expedient should be applied to each class of underlying asset.

Interest on capitalization - the Group is estimating the incremental interest rate to be used for measuring its lease liabilities and right-of-use assets on the date of initial adoption of IFRS 16, based on the leases’ terms and nature of the leased assets.

The Group is also evaluating the need for making adjustments to its information systems, internal controls, policies and procedures that will be necessary in order to apply the provisions of IFRS 16.

The Group estimates that the effect of the initial implementation of IFRS 16 as of January 1, 2019 is expected to result in an increase in the Group’s total assets in an amount of approximately $108,800  an increase in the Group’s total liabilities in an amount of approximately $111,100 and a decrease in the balance of the Company’s shareholders’ equity in an amount of $2,300.

The Group estimates that the implementation of the new standard will not have an impact on the Group’s compliance with the financial covenants under the Group’s outstanding debenture series.

The above quantitative disclosure relates to the known effects to the Company and its subsidiaries as at that date and in accordance with the existing lease contracts in effect as of January 1, 2019.

FORMULA SYSTEMS (1985) LTD.

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

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities by the Company at the date of acquisition:

Net assets	$1,824
Intangible assets	13,693
Backlog	2,221
Deferred tax liability	(3,948)
Dividend preference derivative	2,140
Goodwill	9,836

Total assets acquired, net of acquired cash	$25,766

b.	Acquisition of Michpal Micro Computers (1983) Ltd.

On January 3, 2017, the Company directly acquired all of the share capital of Michpal, an Israeli-based company that develops, sells and supports a proprietary on-premise payroll software solution for processing traditional payroll stubs to Israeli enterprise and payroll service providers, for cash consideration of NIS 85,000 (approximately $22,106), composed of the following:

Net assets	$139
Intangible assets	11,329
Deferred tax liability	(2,606)
Goodwill	13,244

Total assets acquired net of acquired cash	$22,106

ii.	Sapiens

a.	Acquisition of Maximum Processing Inc.

On May 26, 2016, Sapiens entered into an agreement to purchase the entire share capital of Maximum Processing Inc.’s (MaxPro) for consideration of $4,278 (of which $1,490 was deposited at closing in escrow). In addition, the seller may be entitled to receive has performance-based payments relating to achievement of revenue and profitability targets over three years (2016-2018) of up to $2,500. Such payments are also subject to continued employment, and, therefore, are not part of the purchase price. MaxPro specializes in providing business and technology solutions across the insurance industry. Acquisition-related costs were immaterial.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets	$(240)
Intangible assets	1,859
Goodwill	2,659

Net assets acquired	$4,278

b.	Acquisition of 4Sight Business Intelligence Inc

On June 7, 2016, Sapiens entered into an agreement to purchase 100% of the total outstanding shares of 4Sight Business Intelligence Inc. (4Sight). 4Sight’s system provides analytics software for the insurance industry. Sapiens paid the acquisition consideration in cash, consisting of $330. In addition, the seller may be entitled to performance-based payment relating to achievement of revenue and profitability targets over three years (2016-2018) of up to $2,200. Such payments entitlements are also subject to continued employment, and, therefore, are not part of the purchase price. Acquisition–related costs were immaterial.

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets	$(145)
Intangible assets	279
Deferred taxes	(112)
Goodwill	308

Net assets acquired	$330

c.	Acquisition of StoneRiver, Inc

On February 28, 2017, Sapiens completed the acquisition of all of the outstanding shares of StoneRiver, Inc. (“StoneRiver”), a provider of technology solutions and services to the insurance industry for cash consideration of $101,351. Sapiens-related acquisition costs of $1,348 are presented in general and administrative expenses. The acquisition of StoneRiver and Adaptik (as detailed below) expanded Sapiens’ presence and scale in the North American insurance market and allows Sapiens to offer its customers and partners a more extensive product portfolio in the industry. The acquisition was accounted for under the purchase method and, accordingly, the purchase price has been allocated according to the estimated fair value of the acquired assets and assumed liabilities of StoneRiver. The results of StoneRiver’s operations have been included in the consolidated financial statements since February 28, 2017.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities assumed:

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

d.	Acquisition of KnowledgePrice.com:

On December 27, 2017, Sapiens signed a definitive agreement for the acquisition of all of the outstanding shares of KnowledgePrice.com’s (“KnowledgePrice”), a Latvian company, which specializes in digital insurance services and consulting. The fair value of the total consideration amounted to $6,029, including cash consideration of $4,068 (out of this amount $3,758 was paid in December 2017 and $310 was paid in January 2018), and a contingent obligation valued at $1,961 at the acquisition date. In addition, the seller may be entitled to performance based payment relating to achievement of revenue and profitability targets over three years (2018-2020) and a retention payment of up to $1,116 as of December 31, 2017, which are subject to continued employment and therefore not part of the purchase price. According to a preliminary purchase price allocation, the purchase price has been allocated according to the estimated fair value of the assets acquired and assumed liabilities of KnowledgePrice.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated provisional fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets	780
Intangible assets	2,417
Deferred taxes	(363)
Goodwill	3,195

Net assets acquired	$6,029

e.	Acquisition of Adaptik Corporation

On March 7, 2018 (the “acquisition date”), Sapiens completed the acquisition of all outstanding shares of Adaptik Corporation (“Adaptik”), a New-Jersey company based in Pennsylvania engaged in the development of software solutions for P&C insurers, (including policy administration, rating, billing, customer and task management and product design), for total cash consideration of $18,179 (of which $17,979 was paid in March 2018 and $200 will be paid in March 2022). In addition, the seller may be entitled to performance based payments relating to achievement of revenue targets over three years (2018-2020) of up to $3,700. Such payment entitlements are subject to continued employment and therefore were not included in the purchase price. Acquisition-related costs were approximately $300. An amount of $339 which was deposited in escrow at closing, was recognized in short-term prepaid expenses and other accounts receivable, as the Group expects to receive this amount during the following year. The result of Adaptik’s operations have been included in the consolidated financial statements since March 2018.

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities as of the acquisition date:

Net liabilities excluding cash acquired	$(2,817)
Intangible assets	12,936
Deferred taxes	(3,528)
Goodwill	11,468

Total assets acquired, net of acquired cash	$18,059

iii.	Magic

a.	Acquisition of Comblack IT Ltd.

On April 14, 2015 Magic acquired a 70% interest in Comblack IT Ltd. (“Comblack”), an Israeli-based company that specializes in software professional and outsourced management services mainly for mainframes and complex large-scale environments, for a total consideration of $1,821, of which $1,523 was paid upon closing and $298 was payable contingent upon the acquired business meeting certain operational targets in 2015. Magic and the seller hold mutual call and put options respectively for the remaining 30% interest in Comblack. Due to the put option, the Group recorded a financial liability in an amount of $989 as of the acquisition date. As of December 31, 2018, the financial liability due to the put option granted to non-controlling interests in Comblack was recorded at a value of $8,191. Acquisition-related costs were immaterial. The acquisition was accounted for under the purchase method.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The results of operations were included in the consolidated financial statements of the Group commencing April 1, 2015.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Net assets, excluding cash acquired	$(405)
Non-controlling interests	(989)
Intangible assets	1,249
Goodwill	1,966

Total assets acquired, net of acquired cash	$1,821

In March 2016, Magic paid the seller the remaining contingent payments for meeting the 2015 operational targets.

b.	Acquisition of Infinigy Solutions LLC

On June 30, 2015 Magic acquired a 70% interest in Infinigy Solutions LLC (“Infinigy”), a US-based services company focused on expanding the development and implementation of technical solutions throughout the telecommunications industry with offices across the US, providing nationwide coverage and support for wireless engineering, deployment services, surveying, environmental service and project management, for total consideration of $6,527, of which $5,600 was paid upon closing and $927 is payable contingent upon the acquired business meeting certain operational targets in 2016 and 2017. Magic and the seller hold mutual call and put options respectively for the remaining 30% interest in Infinigy. Due to the put option, the Group recorded a financial liability in an amount of $3,590 as of the acquisition date. As of December 31, 2018, the financial liability due to the put option granted to non-controlling interests in Infinigy was recorded at a value of $5,234. Acquisition-related costs were immaterial. The acquisition was accounted for under the purchase method.

The results of operations were included in the consolidated financial statements of the Group commencing July 1, 2015.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding cash acquired	$1,182
Non-controlling interests	(3,590)
Intangible assets	3,675
Goodwill	5,260

Total assets acquired, net of acquired cash	$6,527

FORMULA SYSTEMS (1985) LTD.

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

On July 11, 2016 Magic acquired a 60% interest in Roshtov Software Industries Ltd. (“Roshtov”), an Israeli-based software company that is a market leader in Israel in patient record information systems, for a total cash consideration of $20,550, which was paid upon closing. The purchaser and the seller hold mutual call and put options respectively for the remaining 40% interest in Roshtov. Due to the put option, the Group recorded a financial liability in an amount of $14,012 as of the acquisition date. As of December 31, 2018, the financial liability due to the put option granted to non-controlling interests in Rosh-Tov was recorded an amount of $14,408. Acquisition-related costs were immaterial. The acquisition was accounted for under the purchase method.

The results of operations were included in the consolidated financial statements of the Group commencing July 2016.

The following table summarizes the estimated fair values of the assets acquired and assumed liabilities at the date of acquisition:

Net assets, excluding cash acquired	$15
Non-controlling interests	(14,012)
Intangible assets	22,439
Deferred tax liabilities	(5,610)
Goodwill	17,718

Total assets acquired, net of acquired cash	$20,550

d.	Acquisition of Shavit Software (2009) Ltd.

On October 31, 2016 Magic acquired a 100% equity interest in Shavit Software (2009) Ltd., an Israeli-based company that specializes in software professional and outsourced management services, for total consideration of $6,836, of which $4,699 was paid upon closing, $2,137 (measured based on present value) was allocated to a deferred payment and contingent payment upon the acquired business meeting certain operational targets in 2017. Magic’s management believes the acquisition will broaden its professional service offering to its existing and new customers in Israel. Acquisition-related costs were immaterial. The acquisition was accounted for under the purchase method.

The results of operations were included in the consolidated financial statements of the Group commencing November 1, 2016.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and assumed liabilities at the date of acquisition:

Net assets, excluding cash acquired	$533
Intangible assets	3,489
Deferred tax liabilities	(871)
Goodwill	3,685

Total assets acquired net of acquired cash	$6,836

During the years ended December 31, 2017 and 2018, Magic paid the seller $924 and $2,535, respectively, with respect to deferred and contingent payments as mutually agreed between the parties.

e.	Other acquisitions by Magic in 2016, 2017 and 2018

During each of the years ended December 31, 2016, 2017 and 2018, Magic acquired additional activities whose influence on the financial statements of the Group was immaterial, for total consideration of $8,884, $1,050 and $588, respectively.

The following table summarizes the provisional estimated fair values of the assets acquired and assumed liabilities at the date of acquisition:

	December 31,
	2018	2017	2016

Net assets, excluding cash acquired	$306	$(1,822)	$2,174
Non-controlling interests	-	-	(1,209)
Intangible assets	23	1,149	2,370
Deferred tax liabilities	-	-	(493)
Goodwill	259	1,723	6,042

Total assets acquired net of acquired cash	$588	$1,050	$8,884

iv.	Matrix

a.	Acquisition of Programa Logistics Systems Ltd.

On March 30, 2016, Matrix acquired a 60% interest in Programa Logistics Systems Ltd. (“Programa”), for total consideration of NIS 7,295 (approximately $1,937). In addition, the sellers may be eligible for future consideration valued, on the acquisition date, at NIS 1,144 ($304) which is contingent upon the acquired business meeting certain operational targets in the years 2016-2018. Programa, an Israeli company, is a provider of advisory services and design and development of solutions in supply chain, production and logistics. Matrix and the seller hold mutual options to purchase and sell (respectively) the remaining 40% interest in Programa. Due to the put option, the Group recorded a financial liability in an amount of $2,471 as of the acquisition date. As of December 31, 2018, the financial liability due to the put option granted to non-controlling interests in Programa was recorded at a value of $2,588. Acquisition-related costs were immaterial. The acquisition was accounted for under the purchase method.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and assumed liabilities at the date of acquisition:

Net assets	$267
Non-controlling interests	(2,471)
Intangible assets	1,216
Goodwill	3,229

Total assets acquired	$2,241

b.	Acquisition of Network Infrastructure Technologies Inc.

On October 4, 2016, Exzac Inc. a wholly owned subsidiary of Matrix, completed the acquisition of a 60% interest in Network Infrastructure Technologies Inc. (“NIT”) for a cash consideration of $6,750. NIT, a U.S based company, mainly provides IT help desk services to the healthcare and finance sectors for managing their information systems. Matrix and the seller hold mutual call and put options respectively for the remaining 40% interest in NIT. Due to the put option, the Group recorded a financial liability in an amount of $3,968 as of the acquisition date. As of December 31, 2018, the financial liability due to the put option granted to non-controlling interests in NIT was recorded at a value of $4,799. Acquisition-related costs were immaterial. The acquisition was accounted for under the purchase method.

The following table summarizes the estimated fair values of the assets acquired and assumed liabilities at the date of acquisition:

Net assets	$391
Non-controlling interests	(3,968)
Intangible assets	2,138
Deferred tax liabilities	(855)
Goodwill	9,044

Total assets acquired	$6,750

c.	Acquisition of Second to none solutions Inc.

On November 8, 2016, Xtivia Technologies Inc., a wholly owned subsidiary of Matrix, completed the acquisition of a 55% interest in Second to none solutions Inc. (“Stons”) for a consideration of $287 paid in cash. Stons is a certified distributer of IBM products to U.S federal and enterprise customers. Matrix and the seller hold mutual options to purchase and sell (respectively) additional 30% interest in Stons. Due to the put option, the Group recorded a financial liability in an amount of $2,184 on the acquisition date. In addition, the sellers may be eligible for future consideration valued, on the acquisition date, at $514 which is contingent upon the acquired business meeting certain operational targets in the years 2017-2019. As of December 31, 2018, the financial liability due to the put option granted to non-controlling interests in Stons was recorded at a value of $1,880. Acquisition-related costs were immaterial. The acquisition was accounted for under the purchase method.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and assumed liabilities at the date of acquisition:

Intangible assets	$909
Non-controlling interests	(2,184)
Deferred tax liabilities	(311)
Goodwill	2,387

Total assets acquired	$801

d.	Acquisition of Aviv Management Engineering Systems Ltd.

On December 27, 2016, Matrix completed the acquisition of an 85% interest in Aviv Management Engineering Systems Ltd. (“Aviv”) for cash consideration of NIS 19,699 (approximately $5,123). In addition, the sellers may be eligible for future consideration valued, on the acquisition date, at NIS 1,200 (approximately $313), which is contingent upon the acquired business meeting certain operational targets in the years 2017-2019. Aviv provides management consulting and multidisciplinary engineering consulting focusing in four areas of expertise: environmental planning, project management, urban and physical planning and management consulting. Matrix and the seller hold mutual options to acquire and sell (respectively) the remaining 15% interest in Aviv. Due to the put option, the Group recorded a financial liability of NIS 5,714 (approximately $1,486) on the acquisition date. As of December 31, 2018, the financial liability due to the put option granted to non-controlling interests in Aviv was recorded at value of $2,034. Acquisition-related costs were immaterial. The acquisition was accounted for under the purchase method.

The following table summarizes the estimated fair values of the assets acquired and assumed liabilities at the date of acquisition:

Net assets	$(1,338)
Non-controlling interests	(1,486)
Intangible assets	2,051
Deferred tax liabilities	(472)
Goodwill	6,681

Total assets acquired	$5,436

e.	Acquisition of Alius Group Inc

In January 2018, Matrix acquired 50.1% of the share capital of Alius consulting group, a U.S.-based company headquartered in New York, for an advance payment of approximately $3,268 in cash ($2,564 net of acquired cash), plus an additional $3,000 to be paid in two years. Under the terms of the acquisition, Matrix and the seller held mutual options to purchase and sell (respectively) the remaining shares within two years following the closing date under the agreement. In November 2018, Matrix acquired the remaining 49.9% of the share capital of Alius for additional and final consideration of $13,802. Alius is a global consulting financial firm that provides advisory services in the area of regulatory, risk and compliance in the U.S financial markets.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets	$(4)
Intangible assets	2,986
Deferred taxes	(806)
Goodwill	14,190

Total assets acquired net of acquired cash	$16,366

f.	Acquisition of Pleasant Valley Business Solutions, LLC.

In March 2018 Matrix acquired 100% of the share capital of Pleasant Valley Business Solutions, or PVBS, a U.S company, for cash consideration of approximately $7,590 (or $5,489 net of acquired cash). In addition, the seller may be entitled to receive performance-based payments, estimated on the date of the transaction at $2,819, relating to achievement of profitability targets over three years (2018-2020) and up to $6,500. The estimated fair value of the contingent consideration as of the acquisition date was $2,828. PVBS is engaged in the implementation and assimilation of ERP systems for U.S government suppliers.

The following table summarizes the estimated fair values of the assets acquired and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets	$(834)
Intangible assets	1,867
Deferred taxes	(507)
Goodwill	7,791

Total assets acquired net of acquired cash	$8,317

g.	Acquisition of Cambium (2014) Ltd.

In July, 2018, Matrix acquired 55% of the share capital of Cambium (2014) Ltd. for NIS 3,022 in cash (approximately $830) or NIS 2,625 net of acquired cash (approximately $721 net of acquired cash). Matrix and the seller hold mutual options to purchase and sell (respectively) 15% of the remaining share capital of Cambium. Due to the put option, the Group recorded a financial liability in an amount of NIS 870 (approximately $239) as of the acquisition date. As of December 31, 2018, the financial liability due to the put option granted to non-controlling interests in Cambium was recorded at a value of $291.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated provisional (1) fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets	$(8)
Intangible assets	282
Deferred taxes	(65)
Non-controlling interests	(239)
Goodwill	751

Total assets acquired net of acquired cash	$721

(1)	The estimated fair values of the tangible and intangible assets referring to acquisition which were made in 2018 are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

h.	Acquisition of Integrity Software 2011 Ltd.

In July, 2018, Matrix acquired 65% of the share capital of Integrity Software 2011 Ltd., an Israeli based company providing software solutions to the enterprise sector in Israel in the fields of software security, IT infrastructure and virtualization, for approximately NIS 9,000 (approximately $2,454) in cash or NIS 4,881 (approximately $1,330) net of acquired cash. In addition, the seller may be entitled to performance-based payment capped at NIS 4,000 (approximately $1,091), estimated on the date of the transaction at NIS 823 (approximately $224), relating to achievement of certain profitability targets for the years 2019-2021. Matrix and the seller hold mutual options to purchase and sell (respectively) 10% of the remaining share capital of Integrity. Due to the put option, the Group recorded a financial liability in an amount of NIS 1,167 (approximately $318) as of the acquisition date. As of December 31, 2018, the financial liability due to the put option granted to non-controlling interests in Integrity was recorded at a value of $333.

The following table summarizes the estimated provisional (1) fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets	$(1,131)
Intangible assets	1,316
Deferred taxes	(303)
Non-controlling interests	(318)
Goodwill	1,990

Total assets acquired net of acquired cash	$1,554

(1)	The estimated fair values of the tangible and intangible assets referring to acquisition which were made in 2018 are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

i.	Acquisition of Noah Technologies Ltd.

In November 2018, Matrix acquired 100% of the share capital of Noah Technologies Ltd, an Israeli based company providing engineering solutions, computerized catalogs and IT professional services, for approximately NIS 6,000 (approximately $1,626) in cash or NIS 4,161 (approximately $1,127) net of acquired cash. In addition, the seller may be entitled to performance-based payments capped at NIS 4,000 (approximately $1,084), estimated on the date of the transaction at NIS 1,216 (approximately $330), relating to achievement of certain profitability targets for the years 2019-2021.

The following table summarizes the estimated provisional (1) fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets	$(473)
Intangible assets	580
Deferred taxes	(133)
Goodwill	1,485

Total assets acquired net of acquired cash	$1,459

(1)	The estimated fair values of the tangible and intangible assets referring to acquisition which were made in 2018 are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

v.	Michpal

a.	Acquisition of Effective Solutions Ltd.

In November 2018, Michpal acquired 80% of the share capital of Effective Solutions Ltd., an Israeli based service provider of consulting services in the fields of operational cost savings and procurement, as well as salary control and monitoring. The aggregate purchase price for the 80% interest was NIS 24,000 (approximately $6,516) in cash. In addition, Michpal and the seller hold mutual call and put options, respectively, for the remaining 20% interest in Effective Solutions. Due to the put option, the Group recorded a financial liability in an amount of NIS 2,841 (approximately $758) as of the acquisition date. As of December 31, 2018, the financial liability due to the put option granted to non-controlling interests in Effective Solutions remained at value of $758.

The results of operations were included in the consolidated financial statements of the Group commencing November 1, 2018.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the provisional (1) estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets	$439
Non-controlling interests	(269)
Intangible assets	739
Deferred tax liability	(170)
Goodwill	5,434

Total assets acquired net of acquired cash	$6,173

(1)	The estimated fair values of the tangible and intangible assets referring to acquisition which were made in 2018 are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

NOTE 5:- MARKETABLE SECURITIES

The Group invests in marketable debt instruments which were measured at fair value through profit or loss, and in marketable debt instruments, which are measured at fair value through other comprehensive income. The following is a summary of the Group’s marketable securities:

a.	Composition:

	December 31,
	2018	2017
Short-term:
Fair value through profit or loss (1)	1,156	1,209
Fair value through other comprehensive income	8,757	12,929
Total short-term marketable securities	$9,913	$14,138

Total marketable securities	$9,913	$14,138

(1)	The Group recognized gains (losses) from marketable securities classified as held for trading (until December 31, 2017) or debt instruments measured at fair value through profit or loss (commencing from January 1, 2018) in amounts of $136, ($149) and $53 during the years ended December 31, 2016, 2017 and 2018, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:- MARKETABLE SECURITIES (Cont.)

b.	The following is a summary of debt instruments which the Group measures at fair value through other comprehensive income:

	December 31,
	2018				2017
	Amortized cost	Unrealized losses	Unrealized Gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market Value
Commercial bonds	$8,851	$(94)	-	$8,757	$12,987	$(58)	$-	$12,929

In 2016, 2017 and 2018, the Group received proceeds from sales and maturity of debt instruments at fair value through other comprehensive income of $16,541, $39,594 and $4,000 and recorded related net gains (losses) of ($16), $94 and $0 in profit or loss under financial income (expenses), respectively.

The amortized costs of debt instruments at fair value through other comprehensive income as of December 31, 2018, by contractual maturities, are shown below:

	Amortized	Unrealized gains (losses)		Market
	cost	Gains	Losses	value

Due within one year	$3,326	$-	$(21)	$3,305
Due after one year through three years	$5,525	$-	$(73)	$5,452
	$8,851	$-	$(94)	$8,757

The following is the change in the gross other comprehensive income from marketable securities during 2017 and 2018:

Other comprehensive income

Other comprehensive income from debt instruments at fair value through other comprehensive income as of January 1, 2017	167

Unrealized gain from available-for-sale securities	188
Realized gain reclassified into profit or loss	(94)
Other comprehensive income from debt instruments at fair value through other comprehensive income as of December 31, 2017	$261

Unrealized loss from debt instruments at fair value through other comprehensive income	(37)

Other comprehensive income from debt instruments at fair value through other comprehensive income as of December 31, 2018	$224

NOTE 6:- PREPAID EXPESNES AND OTHER ACCOUNTS RECEIVAVABLE

	December 31,
	2018	2017
Government departments	$12,318	$16,494
Employees	426	619
Prepaid expenses and advances to suppliers	25,161	26,597
Restricted deposits	408	11
Related Parties	197	273
Receivables in respect of an embedded derivative transaction	354	-
Other	1,533	910
Total	$40,397	$44,904

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 7:- Fair value measurement

In determining fair value, the Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The Group’s financial assets and liabilities measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2017 and 2018:

	Fair value measurements
	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Marketable debt securities designated at fair value through profit or loss (Note 5):	$-	$1,156	$-	$1,156
Marketable debt securities measured at fair value through other comprehensive income (Note 5):	-	8,757	-	8,757
Receivables in respect of an embedded derivative transaction	-	-	354	354
Dividend preference derivative in TSG (1)	-	-	2,733	2,733

Total financial assets	$-	$9,913	$3,087	$13,000

Liabilities:
Put options of non-controlling interests (2)	$-	$-	$56,599	$56,599
Contingent consideration (2)	-	-	7,047	7,047

Total financial liabilities	$-	$-	$63,646	$63,646

	Fair value measurements
	December 31, 2017
	Level 1	Level 2	Level 3		Total
Assets:
Marketable debt securities designated at fair value through profit or loss (Note 5):	$-	$1,209	$-		$1,209
Marketable debt securities measured at fair value through other comprehensive income (Note 5):	-	12,929	-		12,929
Dividend preference derivative in TSG(1) (Note 8):	-	-	2,400		2,400

Total financial assets	$-	$14,138	$2,400		$16,538

Liabilities:
Put options of non-controlling interests (2)	$-	$-	$52,876		$52,876
Contingent consideration (2)	-	-	6,345	(*)	6,345	(*)

Total financial liabilities	$-	$-	$59,221	(*)	$59,221	(*)

(1)	The fair value of dividend preference derivative in TSG was estimated using the Monte-Carlo simulation technique.
(2)	The fair value of put options of non-controlling interests and contingent consideration was determined based on the present value of the future expected cash flow.

(*)	Adjustment to comparative data

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 8:- Investments in companies accounted for at equity METHOD

a.	The following is a summary of the Group’s investments in companies accounted for at equity:

	December 31,
	2018	2017

Affiliated company	27	55

Joint venture – TSG (see Note 4(i)(a))	25,683	25,260

	25,710	25,315

b.	The Company holds a 50% share in TSG, a joint venture engaged in the fields of command and control systems, intelligence, homeland security and cyber security. The Company’s interest in TSG is accounted for using the equity method in the consolidated financial statements.

The following is the composition of the Company’s investment in TSG:

	December 31,
	2018	2017
Shares	18,014	17,591
Capital notes	7,669	7,669
	25,683	25,260

Dividend preference derivative in TSG (1)	2,733	2,400

Goodwill	9,836	9,836

(1)	Dividend preference derivative in TSG is included in Group’s long term prepaid expenses and other accounts receivable and is accounted for at fair value through to profit or loss.

c.	The following table summarizes activity related to the Company’s investment in TSG:

January 1, 2016	$-
Acquisition of shares	16,004
Investment in capital notes	7,669
Company’s share of profit	349
December 31, 2016	$24,022

Company’s share of profit	1,134
Company’s share of other comprehensive income	104
December 31, 2017	$25,260

Company’s share of profit	365
Company’s share of other comprehensive income	58
December 31, 2018	$25,683

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 8:- Investments in companies accounted for at equity (Cont.)

d.	Summarized financial information of TSG:

(i)	Summarized statement of financial position as of December 31, 2017 and 2018 (as presented in TSG’s financial statements):

	December 31,
	2018	2017
Current assets	39,101	34,137
Noncurrent assets (1)	1,498	1,746
Current liabilities	(22,152)	(20,311)
Noncurrent liabilities	(3,750)	(4,426)
Equity	14,697	11,146
Company’s share in TSG	50%	50%
	7,349	5,573
Excess cost of intangible assets net of deferred tax	8,498	9,851
Goodwill	9,836	9,836
Company’s carrying amount of the investment in TSG	25,683	25,260

(1)	Not including balance of goodwill in an amount of $19,006 as of December 31, 2017 and 2018.

(ii)	Summarized operating results of TSG for the years ended December 31, 2017 and 2018 (as presented in TSG’s financial statements):

	Year ended December 31,
	2018	2017	2016

Revenues	66,154	66,816	38,648
Net income	3,437	4,938	2,744
Other comprehensive income	116	208	-

Total comprehensive income	3,553	5,146	2,744

Company’s share in TSG	50%	50%	50%
Company’s share of total comprehensive income before amortization of excess cost of intangible assets net of tax	1,776	2,573	1,372
Amortization of excess cost of intangible assets net of tax	(1,353)	(1,335)	(1,023)
Company’s share of total comprehensive income	423	1,238	349

Company’s share of other comprehensive income	58	104	-
Company’s share of profit	365	1,134	349
	423	1,238	349

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- PROPERTY, PLANTS AND EQUIPMENT, NET

a.	Composition:

	December 31,
	2018	2017
Cost:
Computers, software, furniture and equipment	$86,122	$80,888
Motor vehicles	1,631	1,659
Buildings	1,833	1,833
Leasehold improvements	23,975	22,080
	113,561	106,460
Accumulated depreciation:
Computers, software, furniture and equipment	$70,401	$64,604
Motor vehicles	765	636
Buildings	217	70
Leasehold improvements	12,996	11,343
	84,379	76,653

Depreciated cost	$29,182	$29,807

b.	Depreciation expenses totaled $7,880, $9,598, and $10,480 for the years ended December 31, 2016, 2017 and 2018, respectively.

NotE 10:- Intangible Assets, Net

a.	Intangible assets, net, are comprised of the following as of the below dates:

	December 31,
	2018	2017
Original amounts:
Capitalized Software costs	$197,685	$196,523
Customer relationship	138,480	133,220
Acquired technology	84,245	75,672
Backlog and non-compete agreement	6,781	6,063
Other intangibles	4,171	4,510
Patent	1,280	1,385
	432,642	417,373
Accumulated amortization:
Capitalized Software costs	148,845	142,019
Customer relationship	78,470	65,705
Acquired technology	44,831	35,466
Backlog and non-compete agreement	6,105	5,837
Other intangibles	3,779	3,890
Patent	566	473
	282,596	253,390

Total	$150,046	$163,983

b.	Amortized expenses totaled $24,490, $34,048 and $38,254 for the years ended December 31, 2016, 2017 and 2018, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 11:- Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2018 were as follows:

Balance as of January 1, 2017	$495,362

Acquisition of subsidiaries	94,851
Classifications	1,105
Foreign currency translation adjustments	25,954

Balance as of December 31, 2017	617,272
Acquisition of subsidiaries	43,394
Classifications	(18)
Foreign currency translation adjustments	(19,793)

Balance as of December 31, 2018	$640,855

The Company performed annual impairment tests during the fourth quarter of 2018 and did not identify any impairment losses (see Note 2(21)).

Note 12:- short term Liabilities to banks and others

	December 31,
	2018
	Interest rate		December 31,
	%	Currency	2018	2017

Bank credit	2-3.1	NIS	$736	$947
Bank credit	US Prime -0.2	USD	2,362	2,125
Short-term bank loans	1.7-2.5	NIS	1,068	22,910
Current maturities of long-term loans from banks and other financial institutions (Note 14)	2.5-5.81	NIS	65,453	42,839
Current maturities of long-term loans from banks (Note 14)	Libor +2.2	NIS (Linked to USD)	836	862
Short-term interest on long-term loans from other financial institutions(1)	2.6-5.5	NIS	725	1,136
Total			$71,180	$70,819

Note 13:- other accounts payable

	December 31,
	2018	2017
Government institutions	$29,485	$29,816
Accrued royalties to the IIA (see Note 19f)	843	276
Accrued expenses and other current liabilities	23,641	23,053
Total	$53,969	$53,145

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 14:- Long term Liabilities to Banks and Others

a.	Composition:

Interest rate	Currency	Long-term liabilities	Current maturities	Total long-term liabilities net of current maturities	Total long-term liabilities net of current maturities
%		December 31, 2018			December 31, 2017

2.5-5.81	NIS (Unlinked)	$203,150	65,453	137,697	$132,753
Libor +2.2	NIS (Linked to USD)	2,666	836	1,830	2,863
		$205,816	66,289	139,527	$135,616

i)

In November 2016, Magic obtained a loan in an amount of $31,356, linked to the New Israel Shekel, from an Israeli financial institution. The principal amount is payable in seven equal annual installments, with the final payment due on November 2, 2023, and bears a fixed interest rate of 2.60% per annum, payable in two semi-annual payments. Under the terms of the loan with the Israeli financial institution, Magic has undertaken to maintain certain financial covenants (see note 19 (c)(4)).

ii)

On February 28, 2017, Sapiens (via its wholly-owned subsidiary, Sapiens Americas Corporation) entered into a secured credit agreement, with HSBC Bank USA, National Association, for the acquisition of StoneRiver. Pursuant to the credit agreement, Sapiens borrowed $40 million for a five-year term, at the rate of LIBOR plus 1.85%. Upon Sapiens’ consummation of a public offering and private placement of Sapiens’ Series B Debentures in September 2017, Sapiens utilized the proceeds

iii)	received from the sale of the debentures for repayment of the entire outstanding term loan amount (including accrued interest) under the credit agreement with HSBC.

b.	Maturity dates:

	December 31,
	2018	2017
First year (current maturities)	$66,289	$43,701
Second year	47,731	53,645
Third year	33,893	34,270
Fourth year	30,776	19,066
Fifth year and thereafter	27,127	28,635
Total	$205,816	$179,317

c.	Details of liens, guarantees and credit facilities are described in Note 19.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- DEBENTURES

The Group’s liabilities under debentures are attributable to debentures issued by Formula in September 2015, as well as debentures issued by Sapiens in September 2017.

a.	Composition:

	Effective Interest rate	Currency	Par Value	Unamortized debt premium (discount) and issuance costs, net	Current maturities	Total long-term debentures, net of current maturities	Short-term accrued interest	Total short-term and long-term debentures
	%		December 31, 2018
Formula’s Series A Secured Debentures (2.8%)	2.4	NIS (Unlinked)	$54,769	684	9,128	46,325	758	56,211

Formula’s Series B Convertible Debentures (2.74%)	3.65	NIS (Linked to fix rate of USD)	31,812	(79)	31,812	-	2,971	34,704

Sapiens’ Series B Debentures (3.37%)	3.69	NIS (Linked to fix rate of USD)	79,185	(710)	9,898	68,577	1,334	79,809

			$165,766	(105)	50,838	114,902	5,063	170,724

	Effective Interest rate	Currency	Par Value	Unamortized debt premium (discount) and issuance costs, net	Current maturities	Total long-term debentures, net of current maturities	Short-term accrued interest	Long-term accrued interest	Total short-term and long-term debentures
	%		December 31, 2017
Formula’s Series A Secured Debentures (2.8%)	3.07	NIS (Unlinked)	$25,810	(209)	3,687	21,914	357	-	25,958

Formula’s Series B Convertible Debentures (2.74%)	3.65	NIS (Linked to fix rate of USD)	31,871	(400)	-	31,471	-	2,073	33,544

Sapiens’ Series B Debentures (3.37%)	3.69	NIS (Linked to fix rate of USD)	79,185	(904)	-	78,281	782	-	79,063

			$136,866	(1,513)	3,687	131,666	1,139	2,073	138,565

During the years ended December 31, 2017 and 2018, the Group recorded $2,441 and $5,165, respectively, of interest expenses, and $391 and $289, respectively, as amortization of debt premium, discount and issuance costs, net in respect of the Group’s debentures.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- DEBENTURES (Cont.)

b.	Aggregate principal annual payments of the debentures:

Repayment amount
2019 (1)	30,376
2020	19,026
2021	19,026
2022	19,026
2023 and thereafter	57,850
Total	145,304

(1)	Based on the remaining outstanding Series B Convertible Debentures in the amount of $11,350, which were not converted prior to their maturity on March 26, 2019 (see Note 23(f)).

c.	Formula’s debentures

On September 16, 2015, Formula concluded a public offering in Israel on the Tel-Aviv Stock Exchange (the “TASE”) of (i) NIS 102.3 million par value of Series A Secured Debentures (the “Series A Secured Debentures”) and (ii) NIS 125 million par value of Series B Convertible Debentures that are linked to the US Dollar (based on the exchange rate on September 8, 2015 of 3.922) (the ” Series B Convertible Debentures”). Formula’s debentures were offered and sold pursuant to a shelf prospectus filed with the Israeli Securities Authority (the “ISA”) and TASE on August 6, 2015, amended thereafter on September 3, 2015 and which term was extended in July 2017 until August 6, 2018. The public offering of the debentures was made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act), and was exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder. The sale of the debentures was not registered under the Securities Act, and the debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

In accordance with the indenture for the Series A Secured Debentures and Series B Convertible Debentures, Formula has undertaken to maintain a number of conditions and limitations on the manner in which it operates its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on the Company’s assets, or undergo an asset sale or other change that results in a fundamental change in the Company’s operations, and to meet certain financial covenants (see Notes 19a and 19c(ii)).

i)	Formula’s Series A Secured Debentures

The Series A Secured Debentures were issued at a purchase price equal to 100% of their par value and bear fixed annual interest at a rate of 2.8% (which may vary based on the credit rating of the debentures), payable semi-annually. The proceeds of the offering, before early commitment commission valued at $129 with respect to the units for which the qualified investors have committed to subscribe, and issuance costs of $190, amounted to NIS 102,260 (approximately $26,295). The principal of the Series A Secured Debentures, are denominated in NIS (not linked to any currency or index) and will be paid to holders in eight equal annual installments commencing on July 2, 2017. Formula may redeem the Series A Secured Debentures or any part thereof at its discretion after 60 days from their issuance date subject to certain conditions. In accordance with the terms of the indenture related to the Series A Secured Debentures, the collateral will consist of a certain number of shares of the Company’s subsidiaries: Matrix, Magic and Sapiens (see Note 19a).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- DEBENTURES (Cont.)

On January 31, 2018, the Company consummated a private placement to qualified investors in Israel, of an additional, aggregate NIS 150 million par value of Series A Secured Debentures at a price of NIS 1,034.7 for each NIS 1,000 principal amount. The aggregate gross proceeds totaled NIS 155,205 (approximately $45,581), excluding issuance costs of $225. As a result of the private placement, the total outstanding principal amount of the Series A Secured Debentures increased to approximately NIS 239,478 million (approximately $70,331). The terms of the Series A Secured Debentures sold in the private placement are identical in all respects to those of the Series A Secured Debentures sold in Formula’s September 2015 public offering.

ii)	Formula’s Series B Convertible Debentures

Formula’s Series B Convertible Debentures were issued at a purchase price equal to 102% of their par value and bear fixed annual interest at a rate of 2.74% (which may vary based on the credit rating of the debentures), and are to be repaid in one installment of principal and interest upon maturity of the debentures on March 26, 2019 (at which time the accrued interest will constitute 10% of the principal amount of Formula’s Series B Convertible Debentures, in the aggregate). The proceeds of the offering, before early commitment commission valued at $131 with respect to the units for which the qualified investors committed to subscribe, and issuance costs of $236 amounted to NIS 127,500 (approximately $32,785). The principal of the Series B Convertible Debentures is subject to adjustment based on changes in the exchange rate between the NIS and the dollar relative to the exchange rate on September 8, 2015 (3.922), and will be repaid on March 26, 2019.

Formula’s Series B Convertible Debentures are convertible, at the election of each holder, into Formula’s ordinary shares, from the date of issuance and until March 10, 2019, at a conversion price of, as of the date of the issuance, NIS 157 par value of convertible debentures per one share, adjusted in the event that the Company effects a share split or reverse share split, a rights offering, a distribution of bonus shares or a cash dividend. As of December 31, 2017 and 2018, the adjusted conversion price to one share was NIS 150.27542 par value and 147.54176 par value, respectively, following cash dividend distributions.

In compliance with IAS 32, the Group identified and separated an equity component contained in Formula’s Series B Convertible Debentures, valued at $1,248 (included in additional paid in capital). Debt discount and issuance costs (approximately $367) were allocated to the Formula’s Series B Convertible Debentures discount and are amortized as financial expenses over the term of these debentures due in 2019. Formula may not redeem the Series B Convertible Debentures or any part thereof at its discretion.

As a result of conversions that were effected during 2018 and mainly 2019, prior to the maturity of the Series B Convertible Debentures in March 2019, holders of Series B Convertible Debentures converted an aggregate principal par value amount of NIS 80,484 (of which NIS 231.7 were converted in 2018) into 545,485 ordinary shares (of which 1,556 ordinary shares were issued in 2018), constituting 3.57% of Formula’s issued and outstanding share capital (following those conversions). The remaining outstanding Series B Convertible Debentures matured on March 26, 2019, and the remaining outstanding principal of NIS 44,516 (or $11,350) and interest on those debentures of $1,135 were paid on that date.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- DEBENTURES (Cont.)

iii)	Formula’s Series C Secured Debentures

On March 31, 2019, Formula consummated a public offering in Israel of a new series of secured debentures - Series C Secured Debentures— in an aggregate NIS 300,000 par value amount, at a price of NIS 1,000 for each unit of NIS 1,000 principal amount. The aggregate gross proceeds from the public offering totaled NIS 298,500 (approximately $82,186). For further information, see Note 24 (a).

d.	Sapiens’ Series B Debentures

In September 2017, Sapiens issued its unsecured Series B Debentures in an aggregate principal amount of NIS 280,000 (approximately $79,186), linked to US dollars, payable in eight equal annual payments of $9,898 on January 1 of each of the years 2019 through 2026. The outstanding principal amount of Sapiens’ Series B Debentures will bear a fixed interest rate of 3.37% per annum, payable on January 1 and July 1 of each of the years 2018 through 2025, with one final interest payment on January 1, 2026. Debt discount and issuance costs were approximately $956, allocated to Sapiens’ Series B Debentures discount and are amortized as financial expenses over the term of the Series B Debentures due in 2026. The first installment, in an amount of $9,898, was paid on January 1, 2019.

Sapiens’ Series B Debentures are listed for trading on the TASE. Sapiens’ Series B Debentures are unsecured and non-convertible. The interest rate payable on Sapiens’ Series B Debentures may be increased in the event that the debentures’ rating is downgraded below a certain level.

In accordance with the indenture for the Sapiens Series B Debentures, Sapiens has undertaken to maintain a number of conditions and limitations on the manner in which it operates its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on Sapiens’ assets, or undergo an asset sale or other change that results in a fundamental change in Sapiens’ operations and to meet certain financial covenants (see Note 19c(iii)).

Note 16:- RELATED PARTies TRANSACTIONS

a)	Acquisition of Insseco

On August 18, 2015, Sapiens completed the acquisition from Asseco, the parent company of Formula, of all issued and outstanding shares of Insseco. Under the share purchase agreement for that acquisition, Asseco committed to assign all customer contracts to Insseco that relate to the intellectual property that Sapiens acquired as part of the acquisition. In the event that Asseco cannot obtain the consent of any customer to the assignment of its contract to Insseco, Asseco will hold that customer’s contract in trust for the benefit of Insseco. Under that arrangement, in 2016, Insseco invoiced Asseco in a back-to-back manner for all invoices issued by Asseco on Insseco’s behalf to customers under those contracts that were not yet assigned by Asseco to Insseco. During the years ended December 31, 2016, 2017 and 2018, Asseco provided back office and professional services and fixed assets to Insseco in amounts totaling approximately $1,900, $1,600 and $980, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 16:- RELATED PARTies TRANSACTIONS (Cont.)

b)	Services obtained from Asseco

During the years ended December 31, 2017 and 2018, Asseco provided back-office services, professional services and fixed assets to Sapiens’ wholly-owned subsidiary, Sapiens Poland, in amounts totaling approximately $1,600 and $980, respectively.

c)	Services provided to Asseco

During 2017 and 2018, Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in total amounts of approximately $8,250 and $3,200, respectively. For historic reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis.

d)	During 2017 Matrix performed services as a sub-contractor on behalf of Asseco Denmark A.S., a subsidiary of Asseco, in an amount totaling approximately €0.5 million ($564).

e)	Fees paid for board services in affiliates

Sapiens paid the Company approximately $28.6 and $25.0 in respect of its share of the director’s fees of Mr. Guy Bernstein, its Chairman and the Company’s chief executive officer, for the years ended December 31, 2017 and 2018, respectively.

Matrix paid the Company approximately $30.0 and $29.0 in respect of its share of the director’s fees of Mr. Guy Bernstein, its Chairman and the Company’s chief executive office, for the years ended December 31, 2017 and 2018 respectively.

f)	Other Transactions

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

g)

As of December 31, 2017 and 2018, the Group had trade payable balances due from its transactions with Asseco, as detailed above, in amounts of approximately $150 and $0, respectively. In addition, as of December 31, 2017 and 2018, the Group had trade receivables balances due from its transactions with Asseco, as detailed above, in amounts of approximately $1,038 and $955, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- Employee Option Plans

a)	Formula and its subsidiaries grant, from time to time, options to their officers and employees to purchase shares in the respective companies. In general, the options expire ten years after grant. The following table sets forth the breakdown of share-based compensation expense resulting from stock options grants, as included in the consolidated statements of profit or loss:

	Year ended December 31,
	2018	2017	2016

Cost of revenues	$2	$7	$15
Research and development expenses	4	8	17
Selling and marketing expenses	4	-	71
General and administrative expenses	3,971	4,019	4,291
Total share-based compensation expense	$3,981	$4,034	$4,394

b)	Formula:

(i)	In March 2011, Formula’s shareholders approved the adoption of Formula’s 2011 Employee and Officer Share Incentive Plan (the “2011 plan”). Pursuant to the 2011 plan, Formula may grant from time to time to Formula’s and its investees’ employees and officers (which are not Formula’s controlling shareholders) ordinary shares, restricted shares or options to purchase up to 545,000 ordinary shares of Formula. The 2011 plan is administered by Formula’s board of directors. The 2011 plan provides that share based compensation may be granted, from time to time, to such grantees to be determined by the board, at an exercise price and under such terms to be determined at its sole and absolute discretion. Share based compensation may be granted under the 2011 plan through March 2021. In 2012, Formula’s shareholders approved the increase of the amount of ordinary shares reserved for issuance under the 2011 plan by 1,200,000 options.

(ii)	In March 2011, concurrently with the amendment and extension of Formula’s chief executive officer’s service agreement, Formula approved a grant of options to its chief executive officer, exercisable for an additional 543,840 ordinary shares. The options vested in equal quarterly installments, over a four-year period that commenced on December 31, 2011 and concluded on December 31, 2015. The exercise price of the options was NIS 0.01 per share. In May 2011, the chief executive officer exercised all of these options for redeemable restricted shares, for which the Company’s redemption right was to lapse in accordance with the remaining vesting schedule for the unvested options from which they arose. Total fair value of the grant was calculated based on the Formula share price on the grant date and totaled $9,055 ($16.65 per share).

In December 2011, at which time Formula was negotiating an amendment and an extension of its chief executive officer’s service agreement, it redeemed all of the above-described 543,840 shares for no consideration.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- Employee Option Plans (Cont.)

In March 2012, concurrently with the amendment and extension of its chief executive officer’s service agreement, the board of directors of Formula awarded him with a new share option incentive plan, following the redemption of the 543,840 redeemable ordinary shares, which were granted to him in March 2011 and which were not yet vested in their redemption date. Under the 2011 plan, the chief executive officer of Formula was granted options exercisable for 1,122,782 ordinary shares of Formula (the “new grant”), as long as he continues to serve as (i) a director of Formula and/or (ii) a director of each of the directly held subsidiaries of Formula; provided that if he fails to meet the foregoing requirement (A) due to the request of the board of directors of either Formula or any of its directly held subsidiaries (other than a request which is based on actions or omissions by the chief executive officer that would constitute “cause” under his service agreement with Formula), (B) because the chief executive officer is prohibited under the governing law or charter documents of the relevant company or the stock exchange rules and regulations applicable to such company from being a director of such company (other than due to his actions or omissions) or (C) notwithstanding the chief executive officer’s willingness to be so appointed (but provided that neither (A) nor (B) applies); then, in each of (A), (B) and (C), the chief executive officer will be deemed to have complied with clauses (i) or (ii) above. The options vest, i.e., Formula’s redemption right with respect to the options and the underlying ordinary shares issuable upon exercise lapses, in equal quarterly installments over an eight-year period that commenced in March 2012 and concludes on December 31, 2019. Notwithstanding the foregoing, if a change of control of the Company occurs, then all unvested options and/or restricted shares will immediately become vested. The exercise price of the options is NIS 0.01 per share. The new grant is accounted for as a modification to the March 2011 grant to the chief executive officer. Total fair value of the grant was calculated based on the share price on the grant date and totaled $18,347 ($16.34 per share). In accordance with the terms of the options grant, the shares issuable upon exercise of the options will be deposited with a trustee and Formula’s chief executive officer will not be permitted to vote or dispose of them until the shares are released from the trust. In June 2013 all options were exercised into shares however they have been deposited with a trustee and Formula’s chief executive officer was not permitted to vote or dispose of them until the shares are released from the trust. All shares participate in dividends and have the right to vote, however for so long as the shares are held by the trustee (even if they have vested) the voting rights may only be exercised by the trustee. In accordance with the guidelines of Formula incentive plan, as long as the shares underlying any grant under the plan are being held by the trustee they will be voted by the trustee in the same proportion as the results of the shareholder meeting. Only those shares for which the vesting period has expired may be collected from the trustee.

On August 3, 2017 and on August 22, 2017 Asseco sold 2,356,605 and 589,151, respectively, of Formula’s ordinary shares, in the aggregate representing 20% of Formula outstanding share capital to eleven (11) Israeli financial institutions and to the Company’s chief executive officer, respectively, in privately negotiated sales transactions. The sales resulted in Asseco’s share interest in Formula decreasing from 46.3% to 26.3% and to its loss of control of the Company. In accordance with Mr. Bernstein’s share based award plan, such loss of control in the Company resulted in the immediate acceleration of all of his unvested shares, which amounted to 350,869 shares as of such date.

(iii)

In November 2014, Formula’s board of directors awarded its chief financial officer with 10,000 restricted shares under the 2011 plan (the “restricted shares”). These restricted shares vest on a quarterly basis over a four-year period, commencing on November 13, 2014 and concluding on November 13, 2018, provided that during such time the chief financial officer will continue to serve as (i) an officer of the Company and/or (ii) an officer in one of the directly held affiliates, except that if he fail to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula); then, the chief financial officer will be deemed to have complied with clauses (i) or (ii) above. Notwithstanding the foregoing, if a change of control of the Company occurs, then all unvested restricted shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and equaled $239 ($23.9 per share).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- Employee Option Plans (Cont.)

In accordance with the Company’s chief financial officer’s share based award plan, Asseco’s loss of control in the Company resulted in the immediate acceleration of all of his unvested shares under the grant of November 2014, which amounted to 3,125 shares.

In August 2017, Formula’s board of directors awarded its chief financial officer additional 10,000 restricted shares under the 2011 plan (the “new restricted shares”). These new restricted shares vest on a quarterly basis over a three-year period, commencing on August 17, 2017 and concluding on August 17, 2020, provided that during such time the chief financial officer will continue to serve as (i) an officer of the Company and/or (ii) an officer in one of the directly held affiliates, except that if he fails to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula), then, the chief financial officer will be deemed to have complied with clauses (i) or (ii) above. Notwithstanding the foregoing, if a change of control of the Company occurs, then all unvested new restricted shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and equaled to $371 ($37.1 per share).

The total compensation expense that the Company recorded in its statement of profit or loss for the year ended December 31, 2018 in respect of its chief financial officer (constituting his equity compensation for all of 2018) was $209.

As of December 31, 2018, all 10,000 new restricted shares granted in August 2017 were deposited with the trustee. These shares included 3,333 ordinary shares constituting the then currently vested portion of the 10,000 new restricted shares that Formula granted to its chief financial officer.

(iv)	In November 2018, Formula’s board of directors awarded its chief operational officer 10,000 restricted shares under the 2011 plan (the “restricted shares”). These restricted shares vest on an annual basis over a four-year period, commencing on November 19, 2018 and concluding on November 19, 2022, provided that during such time the chief operational officer will continue to serve as (i) an officer of the Company and/or (ii) an officer in one of the directly held affiliates. Total fair value of the grant was calculated based on the Formula share price on the grant date and equaled $382 ($38.2 per share).

The total compensation expense that the Company recorded in its statement of profit or loss for the year ended December 31, 2018 in respect of its chief operational officer (constituting her equity compensation for all of 2018) was $23.

As of December 31, 2018, all 10,000 new restricted shares granted in November 2018 were deposited with the trustee. None of these shares were then currently vested.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- Employee Option Plans (Cont.)

c)	Matrix:

In October, 2015 Matrix approved an agreement with Revava Management Company Ltd. through which Mr. Moti Gutman provides services to Matrix as a chief executive officer, and persunat to which among other things, Matrix granted Mr. Gutman 225,000 restricted share units (RSU) exercisable into 225,000 ordinary shares of Matrix without an exercise price. The RSU vested in three equal shares portions of 75,000 RSU units, each at December 31 of each year under the agreement, but not before the publication of Matrix’s financial statements for the past year, and subject to certain conditions. In 2018, 75,000 restricted share units (RSU) were vested and exercised. As of December 31, 2018, Mr. Gutman does not hold any restricted share units (RSU) from this grant.

In December, 2017 Matrix extended its agreement with Revava Management Company Ltd. for additional five years’ term starting on January 1, 2018. As part of the new agreement Matrix awarded Mr. Gutman additional 256,890 (RSUs), which vest on an annual basis over a five-year period, commencing on January 1, 2018 and concludes on December 31, 2022, but not before the publication of Matrix’s financial statements for each respective year, and subject to certain conditions.

In April 2015, the board of directors of Matrix approved, following the approval by Matrix’s compensation committee, the grant of 1,850,000 options which are exercisable into up to 1,850,000 ordinary shares of Matrix of NIS 1 par value each to 19 senior officers of Matrix or of corporations controlled by it. The exercise price of the options was NIS 19.485 at the date of their grant, subject to adjustments, including upon the distribution of dividends. Half of the options vested on April 1, 2017, a quarter of the options vested on January 1, 2018, and the rest vested on January 1, 2019. When the actual exercise will take place, shares will be allotted, according to a net exercise mechanism. Matrix will not get paid in cash.

In June, 2015, the general shareholder meeting of Matrix approved, after obtaining the approval of Matrix’s compensation committee and the Matrix board the grant 300,000 options exercisable for 300,000 ordinary shares of Matrix of NIS 1 par value, without compensation, to the President and Vice Chairman of the Matrix board. The exercise price of the options was NIS 21.39 at the date of their grant, subject to adjustments, including upon the distribution of dividends. Half of the options vested on June 4, 2017, and the equal parts of the remaining options vested on January 1, 2018 and January 1, 2019. The fair value of the options was estimated on the date of grant using the Binomial model based on the terms which are: risk-free interest rate is 0.08% -1.31%, early exercise factor is 30% and expected volatility is 19% -22%. The contractual life of the options is 5 years from the date of grant.

The following table is a summary of employee option activity in Matrix, as of December 31, 2018 and during the year ended December 31, 2018:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2018	1,100,000	4.33	2.19	9,152
Exercised	587,500	4.06	-	4,578
Granted	256,890	-	5	3,247
Outstanding at December 31, 2018	769,390	2.61	2.19	6,823
Exercisable at December 31, 2018	51,378	-	-	567

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- Employee Option Plans (Cont.)

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the respective dates. This value would change based on the change in the market value of Matrix’ ordinary shares and the change in the exchange rate between the New Israeli Shekel and dollar. As of December 31, 2018, there was $1,930 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Matrix equity incentive plan.

d)	Sapiens:

The following table is a summary of employee option activity in Sapiens as of December 31, 2018 and during the year ended December 31, 2018:

	Year ended December 31, 2018
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding at January 1, 2018	2,107,413	9.67	4.25	4,084
Granted	317,000	10.20
Exercised	(223,570)	4.40
Expired and forfeited	(145,661)	10.79

Outstanding at December 31, 2018	2,055,182	9.86	3.80	2,594

Exercisable at December 31, 2018	829,133	8.31	2.47	2,134

In 2016, 2017 and 2018, Sapiens granted 310,000, 920,910 and 317,000 stock options to its employees and directors to purchase its shares, respectively. The weighted average grant date fair values of the options granted during the years ended December 31, 2016, 2017 and 2018 were $4.30, $4.17 and $3.43, respectively. The total intrinsic value of options exercised during the years ended December 31, 2016, 2017 and 2018, was $2,304, $5,739 and $1,641, respectively.

The options outstanding under Sapiens’ stock option plans as of December 31, 2018 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	Average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	Options
exercise price	2018	Term	price	2018	Exercisable
$		(Years)	$		$

0.88-1.48	25,703	1.18	1.08	25,703	1.08
4.12-5.67	103,000	0.83	5.62	103,000	5.62
6.32-6.91	45,750	1.47	6.67	38,250	6.74
7.82	300,000	2.34	7.82	300,000	7.82
8.67-9.18	95,000	3.48	9.10	40,000	9.18
9.33-9.8	413,229	4.33	9.53	157,180	9.44
10.18-10.81	217,500	3.45	10.46	112,500	10.40
11.43-12.53	810,000	4.78	11.54	33,750	12.27
12.62-13.5	45,000	3.78	12.91	18,750	12.80

	2,055,182	3.80	9.86	829,133	8.31

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- Employee Option Plans (Cont.)

The total equity-based compensation expense related to all of Sapiens’ equity-based awards, recognized for the years ended December 31, 2016, 2017 and 2018, after being adjusted to comply with IFRS, was $1,981, $2,201 and $2,009, respectively. As of December 31, 2018, there was $3,761 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a period of up to four years.

During 2017, 29,500 of the 88,500 restricted shares of Sapiens Decision, the Company’s majority-owned subsidiary which were granted to one of the former shareholders of KPI in 2014, vested, thereby reducing the Company’s percentage ownership of Sapiens Decision from 94.25% to 92.89%. During 2017, Sapiens Decision granted 122,730 options to certain of its employees to purchase shares of Sapiens Decision.

e)	Magic:

A summary of employee option activity under the Magic plans as of December 31, 2018 and during the year ended December 31, 2018 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2018	309,309	4.38	3.97	1,237
Granted	37,500	-
Exercised	(104,167)	2.99
Forfeited	(21,875)	6.89

Outstanding at December 31, 2018	220,767	3.83	3.81	1,684

Exercisable at December 31, 2018	190,767	4.43	2.92	1,456

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the respective dates. This value would change based on the change in the market value of Magic’s ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2016, 2017 and 2018, was $112, $502 and $617, respectively. As of December 31, 2018, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under Magic’s plans.

The options outstanding as of December 31, 2018, have been separated into ranges of exercise price categories, as follows:

Ranges of Exercise price	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
$		(Years)	$		$
0-1	30,000	9.49	-	-	-
2.01-3	66,000	1.26	2.32	66,000	2.32
3.01-4	73,517	2.77	4.00	73,517	4.00
5.01-6	6,250	4.61	6.00	6,250	6.00
8.01-9	45,000	5.35	8.01	45,000	8.01
	220,767	3.81	3.83	190,767	4.43

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 18:- EMPLOYEE BENEFIT LIABILITIES

Employee benefits consist of post-employment benefits, other long-term benefits and termination benefits.

a)	Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Israeli companies in the Group are required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to section 14 to the Severance Pay Law, as specified below. These liabilities are accounted for as a post-employment benefit. The computation of the Group’s employee benefit liability is made according to the current employment contract based on an employee’s salary and employment term which establish the entitlement to receive the compensation.

The post-employment employee benefits are normally financed by contributions classified as a defined benefit plan or as a defined contribution plan, as detailed below.

1)	Defined contribution plans:

Section 14 of the Severance Pay Law, 1963 applies to part of the compensation payments, pursuant to which the fixed contributions paid by the Group into pension funds and/or policies of insurance companies release the Group from any additional liability to employees for whom said contributions were made. These contributions and contributions for benefits represent defined contribution plans.

2)	Defined benefit plans:

The Group accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Group deposits amounts in central severance pay funds and in qualifying insurance policies.

3)	Other long-term benefits:

According to Matrix’s agreements with one of its senior officers, he is entitled to an adaptation bonus in an amount of 12 salaries. This liability has been recognized as a defined benefit.

b)	Composition of defined benefit plans is as follows:

	December 31,
	2018	2017
Defined benefit obligation	81,556	87,316
Fair value of plan assets	(72,672)	(78,284)
Net defined benefit liability	8,884	9,032

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:- Commitments and Contingencies

a)	Liens:

1)

A lien has been incurred by Formula over a certain portion of its investments in outstanding shares of Matrix, Magic and Sapiens, pursuant to a credit agreement with a financial institution entered into in January 2014, and in connection with the issuance of Formula’s Series A Secured Debentures, issued by Formula in September 2015 on the TASE (see Notes 14 and 15).

2)	Composition of pledged shares of Matrix, Magic and Sapiens owned by Formula as of December 31, 2018 is as follows:

	December 31, 2018
	Financial institution credit agreement	Formula’s Series A Secured Debentures
Matrix ordinary shares, par value NIS 1.0 per share	5,263,615	4,128,865
Magic ordinary shares, par value NIS 0.1 per share	2,117,143	5,825,681
Sapiens common shares, par value €0.01 per share	1,410,533	1,260,266

3)	In January 2018, following the private placement of additional NIS 150,000 par value Series A Secured Debentures, Formula pledged additional 1,692,954 shares of Matrix and 3,487,198 shares of Magic (see Note 15).

4)	In January 2019, the Company unpledged, in accordance with the financial institution’s credit agreement, 3,694,517 shares of Matrix, 1,356,820 shares of Magic and 898,613 shares of Sapiens.

5)	In March 2019, following the offering of Formula’s new Series C Secured Debentures of NIS 300,000 par value, Formula pledged 6,031,761 shares of Matrix, 2,411,474 shares of Magic and 2,957,590 shares of Sapiens (see Note 15).

b)	Guarantees:

As of December 31, 2018, the Group provided performance bank guarantees in an amount of approximately $27,800 as security for its subsidiaries’ performance of various contracts with customers and suppliers. As of December 31, 2018, the Group provided bank guarantees in an aggregate amount of approximately $4,700 as security for its subsidiaries’ rent to be paid for its leased offices. As of December 31, 2018, the Group had restricted bank deposits of $800 in favor of the bank guarantees.

c)	Covenants:

In connection with the Group’s debentures and credit facility agreements with banks and other financial institutions, as of December 31, 2018, the Group committed to the following:

1)	Formula

i)	Liability to Financial Institution

In the context of Formula’s credit facility obtained from a financial institution, Formula has undertaken to maintain the following financial covenants, as they will be expressed in its financial statements, as described:

a.	Formula shareholders’ equity (not including minority interests) shall not be less than $160 million at all times.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:- Commitments and Contingencies (Cont.)

b.	The ratio of Formula shareholders’ equity (not including minority interests) to total consolidated assets will not be less than 20%.

c.	The ratio of Company’s financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.5 (all based on the Company’s consolidated financial statements).

d.	The ratio of Company’s financial debts less cash, short-term deposits and short-term marketable securities to the total assets will not exceed 30% (all based on the Company’s consolidated financial statements).

e.	Formula’s financial liabilities in its stand-alone balance sheet shall not be higher than NIS 450 million (approximately $130 million).

f.	Formula will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party’s debts without the financial institution’s consent.

g.	Formula will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the financial institution’s advance written consent, unless it is done in the ordinary course of business.

h.	Formula committed not to distribute dividends except for if the ratio of the Company’s unpaid principal amount of the loan to the fair market value of its collaterals will not exceed 50%, and if the distribution will not cause its cash, short-term deposits and short-term marketable securities to be less than NIS 45 million (approximately $13 million), or if the dividend will not exceed 75% of accumulated profits accrued from the date of which the loan was granted until the distribution.

ii)	Formula’s Debentures

In accordance with Formula’s indenture for its Series A Secured Debentures and Series B Convertible Debentures, Formula has undertaken to maintain the following financial covenants and obligations:

a.	A covenant not to distribute dividends unless (i) Formula shareholders’ equity (not including minority interests) shall not be less than $250 million, (ii) Formula’s net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined financial indebtedness, net, plus shareholders’ equity), and (iii) the amount of the distributions shall be equal to profits for the years ended December 31, 2014 and 2015 and 75% of profits accrued from January 1, 2016 until the distribution and (iv) no event of default shall have occurred; and

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:- Commitments and Contingencies (Cont.)

b.	Financial covenants, including (i) the equity attributable to the shareholders of Formula, as reported in Formula’s annual or quarterly financial statements, shall not be less than $160 million, (ii) Formula’s net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity) and (iii) at all times, Formula’s cash balance will not be less than the annual interest payment (compounded) for the unpaid principal amount of the Series B debentures.

c.	Standard events of default including among others:

1.	Suspension of trading of the debentures on the TASE over a period of 60 days;

2.	If the rating of the debentures is less than BBB- by Standard and Poors Maalot or equivalent rating of other rating agencies;

3.	Failure to have the debentures rated over a period of 60 days;

4.	If there is a change in control without consent of the rating agency; and

5.	If Formula fails to continue to control any of its subsidiaries.

2)	Matrix

In the context of Matrix’s engagements with banks for receiving credit facilities, Matrix has undertaken to maintain the following financial covenants, as they are expressed in its financial statements, as described:

(i)	The total rate of Matrix debts and liabilities to banks with the addition of debts in respect of debentures that have been and/or will be issued by it and shareholders’ loans that have been and/or will be provided by it (collectively, the “debts”) will not exceed 40% of its total balance sheet.

(ii)	The ratio of Matrix debts less cash to the annual EBITDA will not exceed 3.5.

(iii)	Matrix equity shall not be lower than NIS 275 million (approximately $73.4 million) at all times. As of December 31, 2018, Matrix’s equity was approximately NIS 714 million (approximately $190.5 million).

(iv)	Matrix balances of cash and short-term investments in its balance sheet shall not be lower than NIS 50 million (approximately $13.3 million).

(v)	In the event that Formula ceases to hold 30% of Matrix share capital or is no longer the largest shareholder in Matrix, the credit may be placed for immediate repayment.

(vi)	Matrix has committed that the rate of ownership and control of Matrix IT-Systems shall never be below 50.1%.

(vii)	Matrix will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party’s debts as they are today and as they will be without the banks’ consent (except for a first rate fixed pledge on an asset which acquisition will be financed by a third party and which the pledge will be in his favor).

(viii)	Matrix will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the banks’ advance written consent, unless it is done in the ordinary course of business.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:- Commitments and Contingencies (Cont.)

3)	Sapiens

In accordance with the indenture for Sapiens’ Series B Debentures, Sapiens has undertaken to maintain a number of conditions and limitations on the manner in which it can operate its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on its assets, or undergo an asset sale or other change that results in fundamental change in its operations. Sapiens Series B Debentures deed of trust also requires it to comply with certain financial covenants, as described below. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of the debentures (below BBB-) could result in the acceleration of Sapiens’ obligation to repay the debentures. The deed of trust includes the following provisions:

(i)	a negative pledge, subject to certain exceptions;

(ii)	a covenant not to distribute dividends unless (i) Sapiens shareholders’ equity (not including minority interests) shall not be less than $160 million, (ii) Sapiens net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) does not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including minority interest), (iii) the amount of the dividend does not exceed Sapiens profits for the year ended December 31, 2016 and the first three quarters of the year ended December 31, 2017, plus 75% of Sapiens profits as of September 1, 2017 and up to the date of distribution, and (iv) no event of default shall have occurred.

(iii)	financial covenants, including (i) the equity attributable to the shareholders of Sapiens (not including minority interests), as reported in its annual or quarterly financial statements, will not be less than $120 million, and (ii) Sapiens’ net financial indebtedness (financial indebtedness net of cash, marketable securities deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including deposits and other liquid financial instruments).

4)	Magic

Under the terms of the loan with an Israeli financial institution, Magic has undertaken to maintain the following financial covenants, as they will be expressed in its consolidated financial statements (in accordance with US GAAP), as described below:

(i)	Total equity attributable to Magic’ shareholders shall not be lower than $100,000 at all times;

(ii)	Magic’s consolidated cash and cash equivalents and marketable securities available for sale shall not be less than $10,000.

(iii)	The ratio of Magic’s consolidated total financial debts to consolidated total assets will not exceed 50%.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:- Commitments and Contingencies (Cont.)

(iv)	The ratio of Magic’s total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.25 to 1; and

(v)	Magic shall not create any pledge on all of its property and assets in favor of any third party without the financial institution’s consent.

As of December 31, 2018, each of Formula, Matrix, Sapiens and Magic is in compliance with all of its financial covenants.

d)	Legal proceedings:

1)

In September 2016, an Israeli software company, which was previously involved in an arbitration proceeding with Magic in 2015 and won damages from it for $2.4 million, filed a lawsuit seeking damages of NIS 34,106 against Magic and one of its subsidiaries. This lawsuit was filed as part of an arbitration proceeding. In the lawsuit, the software company claimed that warning letters that Magic sent to its clients in Israel and abroad, warning those clients against the possibility that the conversion procedure offered by the software company may amount to an infringement of Magic’s copyrights (the “Warning Letters”), as well as other alleged actions, have caused the software company damages resulting from loss of potential business. The lawsuit is based on rulings given in the 2015 arbitration proceeding in which it was allegedly ruled that the Warning Letters constituted a breach of a non-disclosure agreement (NDA) signed between the parties. Magic rejects the claims by the Israeli software company and moved to dismiss the lawsuit entirely. At this point, all the relevant motions have been filed and all witnesses deposed. The Group is unable to make a reasonably reliable estimate of its chances of successfully defending this lawsuit.

2)	In February 2018, Comm-IT Ltd., a subsidiary of Magic, commenced an action against a customer for payment of an overdue amount in the Supreme Court of the State of New York, New York County. In April 2018, the customer filed an answer in the action that included counterclaims asserting causes of action for breach of contract, fraud, and trespass to chattel. In May 2018, Comm-IT filed a reply to the counterclaims. The parties have agreed to participate in a mediation before a neutral mediator in March 2019. While it appears that the allegations against Comm-IT probably do not have merit, it is difficult to predict at this point whether Comm-IT’s liability is remote or probable.

In addition to the above-described legal proceedings, from time to time, Formula and/or its subsidiaries and affiliates are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. The Group accrues a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in the determination of both the probability and as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. The Group intends to defend itself vigorously against the above claims, and it generally intends to vigorously defend any other legal claims to which it is subject. While for most litigations, the outcome is difficult to determine, to the extent that there is a reasonable possibility that the losses to which the Group may be subject could exceed the amounts (if any) that it has already accrued, the Group attempts to estimate such additional loss, if reasonably possible, and disclose it (or, if it is an immaterial amount, indicate accordingly). The aggregate provision that the Group has recorded for all other legal proceedings (other than the particular material proceedings described above) is not material.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:- Commitments and Contingencies (Cont.)

e)	Operating lease commitments:

The following are details of the Group’s future minimum lease commitments for facilities and equipment, office space and motor vehicles under non-cancelable operating leases as of December 31, 2018:

2019	28,262
2020	20,125
2021	15,783
2022	10,064
2023 and Thereafter	24,778
99,012

Rent expenses for the years 2016, 2017 and 2018 were approximately $25,411, $28,343 and $30,023 respectively.

Certain subsidiaries have leases motor vehicles under cancelable lease agreements, with an option to be released from those lease agreements, which may result in penalties ranging between one and three times lease monthly cost.

f)	Royalty commitments:

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

As of December 31, 2018, the estimated amount due to IIA amounted to $1,714. As of December 31, 2018, the Group had a contingent liability to pay royalties of $6,204.

g)	Insurance:

The Company and its subsidiaries and affiliates insure themselves in bodily injury and property damage insurance policies, including third party, professional liability and employer’s liability insurance policies. Formula, Sapiens and Magic directors and officers (D&O) are insured under an “umbrella” policy for insurance of directors and officers including D&O side A DIC policy (another layer of protection for officers) acquired by the Company for itself and its subsidiaries, for a period of 12 months from December 18, 2018.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 20:- equity

The composition of the Company’s share capital is as follows:

	December 31, 2018			December 31, 2017
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding

Ordinary shares, NIS 1 par value each	25,000,000	15,318,958	14,750,338	25,000,000	15,307,402	14,738,782

a.	Formula’s ordinary shares, par value NIS 1 per share, are traded on the TASE, and Formula’s ADSs, each representing one ordinary share, are traded on the NASDAQ.

b.	Formula holds 568,620 of its ordinary shares.

c.	In January 2016, Formula declared a cash dividend of approximately $5,008 (or $0.34 per share) to shareholders of record on January 20, 2016 that was paid on February 4, 2016.

d.	In June 2016, Formula declared a cash dividend of approximately $5,008 (or $0.34 per share) to shareholders of record on July 13, 2016 that was paid on July 28, 2016.

e.	In December 2016, Formula declared a cash dividend of approximately $7,070 (or $0.48 per share) to shareholders of record on December 30, 2016 that was paid on January 12, 2017.

f.	In September 2017, Formula declared a cash dividend of approximately $5,011 million (or $0.34 per share) to shareholders of record on October 17, 2017 that was paid on November 2, 2017.

g.	In May 2018, Formula declared a cash dividend of approximately $5,012 million (or $0.34 per share) to shareholders of record on June 5, 2018 that was paid on June 20, 2018.

h.	In December 2018, Formula declared a cash dividend of approximately $5,015 million (or $0.34 per share) to shareholders of record on December 31, 2018 that was paid on January 16, 2019.

i.	For information concerning Formula’s employees and officers share-based plans, see Note 17.

j.	For information concerning Formula’s issuance of shares as a result of conversions prior to maturity of Formula’s Series B Convertible Debentures, see Note 17.

Note 21:- Taxes ON INCOME

a.	Israeli taxation:

1)	Corporate tax rate in Israel:

The Israeli corporate income tax rate was 25% in 2016, 24% in 2017 and 23% in 2018.

In December 2016, the Israeli Knesset (parliament)approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) - 2016, which reduced the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:- Taxes ON INCOME (Cont.)

2)	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”):

Certain of Sapiens’ Israeli subsidiaries have been granted “Approved Enterprise” Status under the Investment Law. The above Israeli subsidiaries have elected the alternative benefits program, waiver of grants in return for tax exemptions. Pursuant thereto, the income of the subsidiaries derived from the “Approved Enterprise” program is tax-exempt for two years and may enjoy a reduced tax rate of 10%-25% for up to a total of eight years (subject to an adjustment based upon the foreign investors’ ownership in Sapiens). Under the terms of the Approved Enterprise program, income that is attributable to one of Sapiens’ Israeli subsidiaries was exempt from income tax for a period of two years commencing in 2014. If a dividend is distributed out of tax exempt profits, as above, Sapiens will become liable for tax at the rate applicable to its profits from the approved enterprise in the year in which the income was earned, as if it was not under the Approved Enterprise track. Sapiens’ policy is not to distribute such a dividend.

Entitlement to the above benefits is conditional upon the fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be cancelled, and Sapiens may be required to refund the amount of the benefits, in whole or in part, including interest and CPI linkage.

On December 29, 2010, the Knesset approved an amendment to the Investment Law for the Encouragement of Capital Investments, 1959 (“2011 Amendment”). According to the 2011 Amendment, a reduced uniform corporate tax rate for exporting industrial enterprises (over 25%) was established. The reduced tax rate will not be program dependent and will apply to the “Preferred Enterprise’s” (as such term is defined in the Investment Law) entire income. Pursuant to the 2011 Amendment, a “Preferred Enterprise” is entitled to a reduced corporate tax rate of 16%. The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise’s earnings as above will be subject to tax at a rate of 20%.

In 2011, Magic and one of its Israeli subsidiaries filed a notice to the Israeli tax authorities to apply for the new benefits under the 2011 Amendment, and therefore were subjected to the amended tax rate of 16% for the tax years 2011-2016.

In 2015, certain of Sapiens’ Israeli subsidiaries filed a notice to the Israeli tax authorities to apply for the new benefits under the 2011 Amendment, and therefore were subjected to the amended tax rate of 16% for the tax years 2014-2016.

New Amendment - Preferred Technology Enterprise

In December 2016, the Israeli Knesset passed Amendment 73 to the Investment Law which included a number of changes to the Investments Law regimes. Certain changes were scheduled to come into effect beginning January 1, 2017, provided that regulations are promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project. The regulations were approved on May 1, 2017 and accordingly, these changes have come into effect. Applicable benefits under the new regime include:

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

FORMULA SYSTEMS (1985) LTD.

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

Starting 2017, certain of the Group’s subsidiaries’ taxable income in Israel is entitled to a preferred 12% tax rate under Amendment 73 to the Investment Law.

3)	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxes), 1969:

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

4)	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, certain Israeli subsidiaries of the Group calculate their tax liability in dollars according to certain orders. The tax liability, as calculated in dollars is translated into NIS according to the exchange rate as of December 31 of each year.

5)	Structural changes in Matrix:

In November 2018, a tax ruling was signed determining that effective December 31, 2017 as part of a merger process, two subsidiaries of Matrix will transfer all their assets and liabilities subject to the provisions of section 104 of the Income Tax Ordinance.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:- Taxes ON INCOME (Cont.)

b.	Non-Israeli investees:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. Deferred income taxes were provided in relation to undistributed earnings of non-Israeli subsidiaries, which the Group intends to distribute in the near future.

The Group intends to permanently reinvest undistributed earnings in the foreign subsidiaries in which earnings arose, in the vast majority of its subsidiaries. If the earnings, for which deferred taxes were not provided, were distributed in the form of dividends or otherwise, the Group would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and non-Israeli withholding taxes.

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2018 was $73,651. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of investees for tax purposes and the difficulty of projecting the amount of future tax liability.

The amount of cash and cash equivalents that were held by the Group’s investees outside of Israel and would have been subject to income taxes if distributed as dividend as of December 31, 2017 and 2018 was $48,628 and $50,817, respectively.

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

Except for one US subsidiary which has a share interest in a subsidiary in India, all of the other Group’s subsidiaries in the United States do not have any foreign subsidiaries and, therefore, the remaining provisions of the TCJAhave no material impact on the Group’s results of operations.

The Group re-measured its U.S. deferred tax assets and liabilities, based on the rates at which they are expected to reverse in the future. The estimated tax benefit recorded related to the re-measurement of the provisional net deferred taxes was approximately $ 4,228 for the year ended December 31, 2017.

d.	Net operating loss carried forward:

As of December 31, 2018, Formula and its subsidiaries have cumulative losses for tax purposes totaling approximately $152,107, of which $136,397 was in respect of Israeli subsidiaries and approximately $15,710 of which was in respect of subsidiaries abroad.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:- Taxes ON INCOME (Cont.)

1)	Formula

As of December 31, 2018, Formula stand-alone had cumulative carry forward tax losses in Israel totaling approximately NIS 257,460 (approximately $68,693), which can be carried forward and offset against taxable income in the future for an indefinite period.

2)	Matrix

As of December 31, 2018, certain subsidiaries of Matrix had operating carry-forward tax losses totaling approximately NIS 119,431 (approximately $31,865), which can be carried forward and offset against taxable income in the future for an indefinite period.

3)	Magic

As of December 31, 2018, certain subsidiaries of Magic had operating carry forward tax losses totaling approximately $14,418, which can be carried forward and offset against taxable income in the future for an indefinite period.

4)	Sapiens

As of December 31, 2018, certain subsidiaries of Sapiens had carry-forward tax losses totaling approximately $26,250. Most of these carry-forward tax losses have no expiration date.

5)	Insync

As of December 31, 2018 Insync did not have any carry forward tax losses.

6)	Michpal

As of December 31, 2018 Michpal did not have any carry forward tax losses.

e.	Income tax assessments:

Formula and its subsidiaries are routinely examined by various tax authorities. Below is a summary of the income tax assessments of Formula and its subsidiaries:

1)	Formula

Formula has received final tax assessments (or assessments that are deemed final) through the tax year 2013.

2)	Matrix

Matrix and its subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2013.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:- Taxes ON INCOME (Cont.)

3)	Magic

Magic and its Israeli subsidiaries have received final tax assessments (or assessments that are deemed final) through the year 2013.

4)	Sapiens

Tax assessments filed by some of Sapiens’ Israeli subsidiaries through the year 2012 are considered to be final.

f.	Deferred tax liabilities, net:

1)	Presentation in consolidated statements of financial position:

	December 31,
	2018	2017
Deferred taxes assets	$14,214	$15,878
Deferred tax liabilities	(34,800)	(36,605)
	$(20,586)	$(20,727)

2)	Composition:

	December 31,
	2018	2017
Net operating losses carried forward	$4,579	$8,081
Intangibles and fixed assets	(32,895)	(35,834)
Differences in measurement basis (cash basis for tax purposes)	(1,571)	(4,298)
Other	9,301	11,324
	$(20,586)	$(20,727)

g.	Pre-tax income:

	Year ended December 31,
	2018	2017	2016

Domestic (Israel)	$81,317	$38,204	$51,552
Foreign	20,379	14,607	25,711

Total	$101,696	$52,811	$77,263

h.	Taxes on income (tax benefit) consist of the following:

	Year ended December 31,
	2018	2017	2016

Current taxes	$30,302	$22,375	$20,952
Deferred taxes	(6,001)	(9,004)	211

Total	$24,301	$13,371	$21,163

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:- Taxes ON INCOME (Cont.)

i.	Theoretical tax:

The following table presents reconciliation between the theoretical tax expense, assuming that all income was taxed at statutory tax rates, and the actual income tax expense, as recorded in the Group’s consolidated statements of profit or loss:

	Year ended December 31,
	2018	2017	2016

Income before income taxes, as per the statement of operations	$101,696	$52,811	$77,263

Statutory tax rate in Israel	23%	24%	25%

Tax computed at the statutory tax rate	23,390	12,675	19,316

Non-deductible expenses (non-taxable income) net and tax-deductible costs not included in the accounting costs	1,393	1,522	978
Effect of different tax rates	379	843	(1,143)
Effect of “Approved, Beneficiary or Preferred Enterprise” status	(1,233)	(252)	(1,338)
Group’s share of profits of companies accounted for at equity	(86)	(270)	(87)
Deferred taxes on current losses (utilization of carry forward losses) and temporary differences for which a valuation allowance was provided, net	(796)	4,695	1,442
Effect of change in tax rates	-	(5,796)	112
Taxes in respect of prior years	(485)	(227)	1,718
Uncertain tax positions	2,703	342	(234)
Other	(964)	(439)	399

Taxes on income	$24,301	$13,371	$21,163

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:- Taxes ON INCOME (Cont.)

j.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of total unrecognized tax benefits in Formula’s subsidiaries is as follows:

Balance as of December 31, 2015	2,492

Increase due to consolidation in a subsidiary	227
Decrease related to prior years’ tax positions	(286)
Increase related to current year tax positions	847

Balance as of December 31, 2016	3,280

Increase due to consolidation in a subsidiary	66
Decrease related to prior years’ tax positions	(135)
Increase related to current year tax positions	813

Balance as of December 31, 2017	4,024

Decrease related to prior years’ tax positions	(198)
Increase related to current year tax positions	2,775

Balance as of December 31, 2018	6,601

Although the Group believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, there is no assurance that the final tax outcome of its tax audits will not be different from that which is reflected in the Group’s income tax provisions. Such differences could have a material effect on the Group’s income tax provision, cash flow from operating activities and net income in the period in which such determination is made.

The entire balance of unrecognized tax benefits, if recognized, would reduce the Group’s annual effective tax rate.

Note 22:- Supplementary Financial Statement Information

a.	Non-controlling interest in material partially owned subsidiaries:

	December 31,
	2018	2017
Matrix and its subsidiaries	$106,667	$104,750
Sapiens and its subsidiaries	193,832	193,973
Magic and its subsidiaries	137,158	114,925
Other	110	72
	$437,767	$413,720

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 22:- Supplementary Financial Statement Information (Cont.)

b.	Financial income and expenses:

	Year ended December 31,
	2018	2017	2016
Financial expenses:
Financial expenses related to liabilities in respect of business combinations	$1,108	$765	$2,602
Interest expenses on loans and borrowings	6,891	7,700	6,061
Financial costs related to Debentures	5,479	2,832	1,959
Bank charges, negative foreign exchange differences and other financial expenses	2,374	18,573	6,972
	15,852	29,870	17,594
Financial income:
Income from marketable securities and embedded derivative	832	138	865
Interest income from deposits, positive foreign exchange differences and other financial income	6,730	8,613	5,143
	7,562	8,751	6,008

Total	$8,290	$(21,119)	$(11,586)

c.	Geographical information:

1)	The Group’s property and equipment is located as follows:

	December 31,
	2018	2017

Israel	$22,401	$22,615
United States	4,033	4,369
Europe	1,307	1,412
Japan	282	302
Other	1,159	1,109

Total	$29,182	$29,807

i)	Revenues:

The Group’s revenues classified by geographic area (based on the location of customers) are as follows:

	Year ended December 31,
	2018	2017	2016
Israel	$893,605	$846,298	$663,341
International:
United States	418,148	322,892	283,297
Europe	141,316	131,025	115,444
Africa	13,726	24,370	2,296
Japan	11,053	15,763	38,310
Other (mainly Asia pacific)	15,140	14,791	5,933
Total	$1,492,988	$1,355,139	$1,108,621

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 22:- Supplementary Financial Statement Information (Cont.)

d.	Earnings per share:

The following table presents the computation of basic and diluted net earnings per share for the Group:

	Year ended December 31,
	2018	2017	2016

Numerator:
Basic earnings per share – net income attributable to equity holders of the Company	$32,365	$10,352	$22,455
Diluted earnings per share - net income attributable to equity holders of the Company	$33,376	$10,085	$23,207
Denominator:
Basic earnings per share - weighted average shares outstanding	14,740	14,437	14,214
Effect of dilutive securities	831	295	1,311

Diluted earnings per share – adjusted weighted average shares outstanding	15,571	14,732	15,525

Basic net earnings per share	2.20	0.72	1.58

Diluted net earnings per share	2.14	0.68	1.49

Note 23:- operating segments

a.	General:

The Group is engaged through five directly held subsidiaries; Matrix; Magic; Sapiens; Insync and Michpal; and one jointly controlled entity: TSG, in providing software services, proprietary and non-proprietary software solutions, software product marketing and support, computer infrastructure and integration solutions and training and integration.

Matrix

Matrix IT Ltd. is Israel’s leading IT services company. Matrix provides software solutions and services, software development projects, outsourcing, integration of software systems and services – all in accordance with its customers’ specific needs. Matrix also provides upgrading and expansion of existing software systems.

Matrix operates through its directly and indirectly held subsidiaries in the following segments: (1) Information Technology (IT) Software solutions and services, Consulting & Management in Israel; (2) Information Technologies (IT) Software solutions and services in the U.S; (3) Training and integration; (4) Computer infrastructure and integration solutions; and, (5) Software product marketing and support.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 23:- operating segments (Cont.)

Information Technologies (IT) Software solutions and services, Consulting & Management in Israel:

The software solutions and services in Israel provided by Matrix consist mainly of providing tailored software solutions and upgrading and expanding existing software systems. These services include, among others, developing customized software, adapting software to the customer’s specific needs, implementing software and modifying it based on the customer’s needs, outsourcing, project management, software testing and QA and integrating all or part of the above elements. The scope of work invested in each element varies from one customer to the other. In 2018, activity in Software solutions and value added services in Israel accounted for approximately 61% of Matrix’s revenues for approximately 45% of its operating income, respectively.

Information Technologies (IT) Software solutions and services in the U.S:

Matrix activities in this segment are primarily providing software solutions and services of Governance Risk and Compliance (“GRC”) experts, including activities on the following topics: risk management, management and prevention of fraud, Anti-Money Laundering and securing compliance with the regulations on these issues, through Matrix-IFS (formerly Exzac Inc.), a wholly owned subsidiary of Matrix, as well as providing solutions and specialized technological services in areas such as: portals, BI (Business Intelligence) DBA (Data Base Administration), CRM (Customer Relation Management) and EIM (Enterprise Information Management), and in addition, the activity in this segment includes IT help desk services specializing in healthcare and software product distribution services particularly IBM products. The activity in this segment is performed mostly through Matrix IFS and Xtivia Technologies Inc., wholly owned subsidiaries of Matrix. In 2018, activity in the U.S accounted for approximately 12% of Matrix’s revenues and for approximately 26% of its operating income, because of higher operating gross margin in the U.S.

Training and integration:

Matrix’s activities in this segment consist of operating a network of high-tech training and instruction centers which provide application courses, professional training courses and advanced professional studies in the high-tech industry, courses of soft skills and management training and provision of training and implementation of computer systems. In 2018, activity in training and integration accounted for approximately 5% of Matrix’s revenues and for approximately 8% of its operating income, respectively.

Computer infrastructure and integration solutions:

Matrix’s activities in this segment is primarily providing computer solutions to computer and communications infrastructures, marketing and sale of computers and peripheral equipment to business customers, providing related services, and cloud computing solutions (through the business specializing unit of the Company - Cloud Zone) and a myriad of services regarding Database services and Big data services (through the specialized business unit Data zone). In 2018, activity in Computer infrastructure and integration solutions accounted for approximately 17% of Matrix’s revenues and for approximately 11% of its operating income, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 23:- operating segments (Cont.)

Software product marketing and support:

Matrix’s activities in this segment include marketing, distributing and support for various software products, the principal of which are CRM, computer systems management infrastructures, web world content management, database and data warehouse mining, application integration, database and systems, data management and software development tools. In 2018, activity in software product marketing and support accounted for about 5% of Matrix’s revenues and for approximately 10% of its operating income, respectively.

Sapiens

Sapiens is a leading global provider of software solutions for the insurance industry. Sapiens’ extensive expertise is reflected in its innovative software platforms, suites, solutions and services for property & casualty (P&C); life, pension & annuity (L&A); reinsurance; financial and compliance (F&C); workers’ compensation (WC); and financial markets. Sapiens offers a full digital suite that facilitates an innovative, holistic and seamless digital experience for carriers, agents, customers and assorted insurance personnel, across multiple devices and technologies. Sapiens’ offerings enable its customers to effectively manage their core business functions, including policy administration, claims and billing, and to offer support during an insurer’s journey to becoming a digital insurer. Sapiens’ portfolio also covers underwriting, illustration and electronic application.

Sapiens also supplies a complete reinsurance offering for providers and a decision management platform tailored to a variety of financial services providers, so that business users can quickly deploy business logic and comply with policies and regulations across their organizations.

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

Michpal

Michpal, an Israeli registered company, is a developer of proprietary, on-premise payroll software solution for processing traditional payroll stubs to Israeli enterprises and payroll service providers. Michpal also developed several complementary modules such as attendance reporting, which are sold to its customers for additional fees. As of December 31, 2018, Michpal serves approximately 8,000 customers, most of which are long-term customers.

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

b)	Consolidated Goodwill in material partially owned subsidiaries:

	December 31,
	2018	2017
Matrix and its subsidiaries	$215,428	$200,440
Sapiens and its subsidiaries	311,489	303,955
Magic and its subsidiaries	95,006	98,189
Michpal and its subsidiaries	18,932	14,688
	$640,855	$617,272

c)	Reporting on operating segments:

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess its performance. The CODM have been identified as Formula’s CEO. The CODM assess the performance of the Group based on each of the Group’s directly held investees’ operating income (or loss). Headquarters and finance expenses of Formula are allocated proportionally among the investees.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 23:- operating segments (Cont.)

	Matrix	Sapiens	Magic	Other	Adjustments	Total

Year ended December 31, 2018:
Revenues from external customers	878,188	289,707	282,205	109,041	(66,153)	1,492,988
Inter-segment revenues	2,869	-	2,170	80	(5,119)	-
Revenues	881,057	289,707	284,375	109,121	(71,272)	1,492,988
Unallocated corporate expenses	-	-	-	-	(2,113)	(2,113)
Depreciation and amortization	8,554	26,249	12,562	5,081	(3,712)	48,734
Operating income	61,264	16,799	31,698	4,210	(4,354)	109,617
Financial expenses, net						(8,290)
Group’s share of profits of companies accounted for at equity, net						369
Taxes on income						(24,301)
Net income						77,395

Year ended December 31, 2017:
Revenues from external customers	790,946	269,194	256,207	105,608	(66,816)	1,355,139
Inter-segment revenues	3,679	-	1,933	200	(5,812)	-
Revenues	794,625	269,194	258,140	105,808	(72,628)	1,355,139
Unallocated corporate expenses	-	-	-	-	(3,472)	(3,472)
Depreciation and amortization	6,855	21,969	13,611	4,935	(3,724)	43,646
Operating income (loss)	54,337	(5,053)	25,956	3,670	(6,104)	72,806
Financial expenses, net						(21,119)
Group’s share of profits of companies accounted for at equity, net						1,124
Taxes on income						(13,371)
Net income						39,440

Year ended December 31, 2016:
Revenues from external customers	660,012	216,190	198,096	72,585	(38,262)	1,108,621
Inter-segment revenues	2,578	-	3,550	-	(6,128)	-
Revenues	662,590	216,190	201,646	72,585	(44,390)	1,108,621
Unallocated corporate expenses	-	-	-	-	(2,713)	(2,713)
Depreciation and amortization	6,513	14,227	11,608	3,314	(3,292)	32,370
Operating income	48,776	20,636	21,087	2,198	(4,197)	88,500
Financial expenses, net						(11,586)
Group’s share of profits of companies accounted for at equity, net						349
Taxes on income						(21,163)
Net income						56,100

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 24:- SUBSEQUENT EVENTS

a)	On January 1, 2019 Matrix’s board of directors approved, following the approval by Matrix compensation committee, the grant of 1,440,000 options which are exercisable into up to 1,440,000 ordinary shares of Matrix of NIS 1 par value each to 20 senior officers of Matrix or of corporations controlled by it. The exercise price of the options was NIS 41.70 at the date of their grant, and it is subject to adjustments, including upon the distribution of dividends. Half of the options will vest on January 1, 2021, quarter of the options will vest on January 1, 2022, and the rest vested on January 1, 2023. When the actual exercise will take place, shares will be allotted in the net exercise mechanism. Matrix will not get paid in cash.

b)	On February 6, 2019 Matrix concluded the acquisition of 80% of the share capital of Dana Engineering Ltd., an Israeli based company providing project management services in the field of national infrastructure in Israel, for total cash consideration of NIS 52,000 (approximately $14,370). Matrix and the seller hold mutual options to purchase and sell (respectively) the remaining 20% interest in Dana Engineering which may be exercised following the second year anniversary of the acquisition.

c)	In March, 2019 Matrix concluded the acquisition of 100% of the share capital of MedaTech Ltd., an Israeli company and the leading business partner of Priority ERP with over 1,000 customers in a variety of verticals, for cash consideration of approximately NIS 85,000 approximately $23,600.

d)	In March 2019 Magic concluded the acquisition of 100% of the share capital of Powwow Inc. a US based company and the creator of SmartUX™, a leading Low-Code development platform for mobilizing and modernizing enterprise apps which allow enterprises to rapidly transform any Windows or web application, workflow or data source into a full responsive and secure app that runs anywhere and on any device, with no disruption to the business.

e)	On March 26, 2019, the remaining outstanding Series B Convertible Debentures of the Company matured, and the Company repaid the holders of those debentures the entire remaining outstanding principal amount of NIS 44.5 million ($11.4 million), together with interest of $1.1 million, due under the debentures. That remaining principal amount had been reduced previously due to conversions of Series B Convertible Debentures that were effected during 2018 and 2019. Upon the Company’s final repayment, all outstanding Series B Convertible Debentures were retired, and no such debentures are outstanding as of the date of this financial statements (see note 15(ii)).

f)	On March 31, 2019, Formula consummated a public offering in Israel of a new series of secured debentures - Series C Secured Debentures— in an aggregate NIS 300,000 par value amount, at a price of NIS 1,000 for each unit of NIS 1,000 principal amount. The aggregate gross proceeds from the public offering totaled NIS 298,500 (approximately $82,186). The Series C Secured Debentures are secured by liens on the shares of Formula’s subsidiaries, and are listed for trading only on the TASE (6,031,761 shares of Matrix; 2,411,474 shares of Magic and 2,957,590 shares of Sapiens). Each Series C Debenture unit bears interest at a fixed annual rate equal to 2.29%, which interest will be paid out on a semi-annual basis. The principal amount of the Series C Debentures will be payable by Formula in seven annual installments from December 1, 2020 through December 1, 2026, the first five of which will each constitute 11% of the principal, and the final two of which will each constitute 22.5% of the principal.

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Magic Software Japan K.K. (the “Company”) as of December 31, 2017 and 2018, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2018. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on Section 404 of the Sarbanes-Oxley Act (“SOA’) and our report dated February 6, 2019 expressed an unqualified opinion thereon.

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tokyo, Japan	/s/ KDA Audit Corporation
February 6, 2019	KDA Audit Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

Opinion on Internal Control over Financial Reporting

We have audited Magic Software Japan K.K.’s (the “Company”) internal control over financial reporting as of December 31, 2018, based on Section 404 of the Sarbanes-Oxley Act (“SOA”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on Section 404 of the Sarbanes-Oxley Act (“SON’).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the statements of financial position of the Company as of December 31, 2017 and 2018, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2018 and our report dated February 6, 2019 expressed unqualified opinion.

Basis for Opinion

the Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the entity’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the -U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tokyo, Japan	/s/ KDA Audit Corporation
February 6, 2019	KDA Audit Corporation