Form 20-F/A
period 2019-12-31
FORMULA SYSTEMS (1985) LTD
filed 2020-07-02
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

¨	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

x	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

¨	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

OR

¨	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yes ¨ No x

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ¨ No x

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes x No ¨

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes x No ¨

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ¨	Accelerated filer x
Non-accelerated filer ¨	Emerging Growth Company ¨

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ¨

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ¨	International Financial Reporting Standards as issued by the International Accounting Standards Board x	Other ¨

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ¨ Item 18 ¨

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ¨ No x

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (this “Amendment”) is being filed to amend the annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”) filed by Formula Systems (1985) Ltd. (the “Company”) on June 29, 2020. The Company is filing this Amendment solely to add disclosure that, in originally filing the Annual Report, the Company relied on the order of the U.S. Securities and Exchange Commission (the “SEC”) issued under Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), dated March 4, 2020 (Release No. 34-88318), as modified and superseded by the SEC order issued on March 25, 2020 (Release No. 34-88465) (collectively, the “Order”), for an extension of the original due date for the Annual Report. The Company made the original filing on June 29, 2020, within 45 days, plus an additional 14 days (based on the Company’s Notification of Late Filing on Form 12b-25, filed on June 15, 2020), after the original due date, as permitted under the Order. The disclosure under the heading “Reliance on SEC Order” below is hereby added as an explanatory note at the beginning of Part I.

In addition, as required by Rule 12b-15 under the Exchange Act, new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment, under Item 19 hereof, pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act. Since no financial statements have been included in this Amendment and this Amendment does not contain or amend any disclosure with respect to Item 15 (Controls and Procedures), paragraphs 3, 4 and 5 of the certifications have been omitted. The Company is also not including the certifications required under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002), as no financial statements are being filed with this Amendment.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update or restate the information in the original filing of the Annual Report or reflect any events that have occurred after the original filing was made. Information not affected by this Amendment remains unchanged and reflects the disclosures made at the time as of which the original filing was made. No changes have been made to the financial statements of the Company as contained in the original filing of the Annual Report. Accordingly, this Amendment should be read together with the original filing of the Annual Report and the Company’s other filings with the SEC.

RELIANCE ON SEC ORDER

The Company hereby notes that it has relied on the Order in delaying the filing of its Annual Report until June 29, 2020. As previously disclosed in a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC on April 30, 2020 (the “COVID Form 6-K”), the Company required additional time to file the Annual Report due to circumstances related to the COVID-19 pandemic. As described in the COVID Form 6-K, the Company’s internal compilation and review procedure are conducted with respect to its subsidiaries and affiliated companies whose securities are publicly traded, and which therefore prepare and file publicly their own annual consolidated financial statements. Magic Software Enterprises Ltd., one public company subsidiary of the Company (“Magic Software”), had faced significant delays in the review processes for its annual report on Form 20-F for the year ended December 31, 2019 (the “Magic Software Annual Report”) due to the difficult situation created by COVID-19. In particular, COVID-19 caused severe disruptions in travel, and limited access to the Magic Software facilities, for Magic Software’s staff, who were forced to work remotely during the preparation period for Magic Software’s 2019 year-end financial statements, due to Israeli law regulations limiting access to the Magic Software offices. As a result, Magic Software's books and records were not easily accessible, and communication among Magic Software's internal financial staff and its external auditor was challenging, resulting in a delay in the preparation and completion of Magic Software’s consolidated financial statements, which hindered Magic Software’s ability to prepare the Magic Software 2019 Form 20-F, which was not filed with the SEC until May 14, 2020. That, in turn, delayed the Company’s ability to file the Annual Report until June 29, 2020.

Item 19.	Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to the Annual Report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/Guy Bernstein	July 2, 2020
	Guy Bernstein	Date
Chief Executive Officer

Exhibit 12.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14(a)/RULE 15d-14(a) UNDER

THE EXCHANGE ACT

I, Guy Bernstein, certify that:

1.	I have reviewed this amendment to the annual report on Form 20-F for the year ended December 31, 2019 of Formula Systems (1985) Ltd.; and

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: July 2, 2020	/s/ Guy Bernstein
Guy Bernstein
Chief Executive Officer

Exhibit 12.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13a-14(a)/RULE 15d-14(a) UNDER

THE EXCHANGE ACT

I, Asaf Berenstin, certify that:

1.	I have reviewed this amendment to the annual report on Form 20-F for the year ended December 31, 2019 of Formula Systems (1985) Ltd.; and

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: July 2, 2020	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer
(Principal Financial and Accounting Officer)