Form 20-F
period 2020-12-31
FORMULA SYSTEMS (1985) LTD
filed 2021-05-17
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Exact Name of Registrant as Specified in Its Charter
and translation of Registrant’s name into English)

Israel

(Jurisdiction of Incorporation or Organization)

Yahadut Canada 1 Street, Or Yehuda 6037501, Israel

(Address of Principal Executive Offices)

Asaf Berenstin; Yahadut Canada Street, Or Yehuda 6037501, Israel

Tel: 972 3 5389389, Fax: 972 3 5389300

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares, each representing one Ordinary Share, NIS 1 par value	FORTY	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2020, the registrant had 15,294,267 outstanding ordinary shares, NIS 1 par value, of which 131,901 were represented by American Depositary Shares.

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

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Emerging Growth Company	☐

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate”, “may”, “will” and similar expressions are intended to identify forward looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	the COVID-19 (coronavirus) pandemic, which may last longer than expected and materially adversely affect our results of operations;

●	the degree of our success in our plans to leverage our global footprint to grow our sales;

●	the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy;

●	the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions;

●	our lengthy and complex sales cycles, which do not always result in the realization of revenues;

●	the degree of our success in retaining our existing customers or competing effectively for greater market share;

●	difficulties in successfully planning and managing changes in the size of our operations;

●	the frequency of long-term, large, complex projects that we perform from time to time that involve complex estimates of project costs and profit margins, which sometimes change mid-stream;

●	the challenges and potential liability that heightened privacy laws and regulations pose to our business;

●	the occasional disputes with clients, which may adversely impact our results of operations and our reputation;

●	various intellectual property issues related to our business;

●	potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems;

●	risks related to industries, such as the financial services, healthcare, defense and the telecom, in which certain of our clients operate;

●	risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus outbreak, or fluctuations in currency exchange rates; and

●	risks related to our and our subsidiaries principal location in Israel.

While we believe our forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed in Item 3 – “Key Information” under the caption “Risk Factors” and cautionary statements appearing elsewhere in this annual report in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations

ii

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

As used in this annual report, references to “we,” “our,” “ours,” “our company,” “our Group” and “us” refer to Formula Systems (1985) Ltd. and its subsidiaries and affiliate company, unless otherwise indicated. References to “Formula” refer to Formula Systems (1985) Ltd. alone. Our operations are currently conducted through our subsidiaries – Matrix IT Ltd., or Matrix, Sapiens International Corporation N.V., or Sapiens, Magic Software Enterprises Ltd., or Magic Software, Michpal Micro Computers (1983) Ltd., or Michpal, InSync Staffing Solutions, Inc., or InSync, Ofek Ariel Photography Ltd or Ofek Ariel Photography Ltd. (acquired in March 2020), Zap Group Ltd. (acquired in April 2021) and our affiliated company TSG Advanced IT Systems, Ltd., or TSG, in which we hold a 50% share interest.

All trademarks appearing in this annual report are the property of their respective holders.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following tables present selected consolidated financial data as of the dates and for each of the periods indicated. Except where we have indicated otherwise, we have presented all of the consolidated financial information in this document in accordance with IFRS as issued by the IASB. The below historical selected consolidated statements of profit or loss data for the years ended December 31, 2018, 2019, and 2020, and the selected consolidated statements of financial position data at December 31, 2019 and 2020, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The below selected consolidated statements of profit or loss data for the years ended December 31, 2016 and 2017, and the selected consolidated statements of financial position data as of December 31, 2016, 2017 and 2018, have been derived from our previously reported audited consolidated financial statements, which are not included in this annual report.

The selected financial information set forth below should be read in conjunction with, and is qualified in its entirety by, reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included in this annual report. Our historical results set forth herein are not necessarily indicative of our future results.

	Year ended December 31,
	2016	2017	2018	2019	2020
	U.S. dollars in thousands (except per share data)
Revenues	1,108,621	1,355,139	1,492,988	1,701,115	1,933,918
Cost of revenues	849,840	1,058,316	1,159,676	1,315,066	1,486,485
Gross profit	258,781	296,823	333,312	386,049	447,433
Research and development expenses, net	22,328	39,853	41,223	46,690	52,604
Selling, marketing, general and administrative expenses	147,953	184,164	182,472	200,870	224,188
Operating income	88,500	72,806	109,617	138,489	170,641
Financial expenses	(17,594)	(29,870)	(15,852))	(22,443)	(29,444)
Financial income	6,008	8,751	7,562	3,791	2,559
Pre-tax income before share of profits of companies accounted for at equity, net	76,914	51,687	101,327	119,837	143,756
Taxes on income	21,163	13,371	24,301	27,201	31,269
Share of profits of companies accounted for at equity, net	349	1,124	369	1,787	1,535
Net income	56,100	39,440	77,395	94,423	114,022
Attributable to:
Equity holders of the Company	22,445	10,352	32,365	38,820	46,776
Non-controlling interests	33,655	29,088	45,030	55,603	67,246
	56,100	39,440	77,395	94,423	114,022

Earnings per share (basic)	1.58	0.72	2.20	2.56	3.05
Earnings per share (diluted)	1.49	0.68	2.14	2.44	3.01

Number of shares used in computing earnings per share (basic)	14,213,719	14,436,763	14,740,462	15,189,758	15,286,142
Number of shares used in computing earnings per share (diluted)	15,525,261	14,731,603	15,571,838	15,340,867	15,292,450

Statements of Financial Position:

	As of December 31,
	2016	2017	2018	2019	2020
	(U.S. Dollars in thousands)
Total current assets	633,659	694,801	781,100	965,504	1,160,870

Total long-term assets	70,925	57,774	63,045	87,091	90,933

OPERATING LEASE RIGHT-OF-USE ASSETS	-	-	-	104,130	114,414

PROPERTY, PLANTS AND EQUIPMENT, NET	26,130	29,807	29,182	43,059	59,176

INTANGIBLE ASSETS AND GOODWILL, NET	623,808	781,255	791,224	889,473	1,094,687

TOTAL ASSETS	1,354,522	1,563,637	1,664,551	2,089,257	2,520,080

Total current liabilities	359,038	432,947	525,534	671,392	779,903

Total long-term liabilities	271,642	357,768	333,620	521,531	631,634

Total equity	723,842	772,922	805,397	896,334	1,108,543

TOTAL LIABILITIES AND EQUITY	1,354,522	1,563,637	1,664,551	2,089,257	2,520,080

Dividends

In February 2021, Formula declared a cash dividend to its shareholders of $0.66 per share, which was paid in March 2021. The aggregate amount distributed by Formula was approximately $10.1 million.

In August 2020, Formula declared a cash dividend to its shareholders of $0.52 per share, which was paid in September 2020. The aggregate amount distributed by Formula was approximately $7.9 million.

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

Investing in our ordinary shares and ADSs involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. Our business prospects, operating results and financial condition could be seriously harmed due to any of the following risks. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business prospects, financial condition, and results of operations. The trading prices of our ordinary shares and ADSs could decline resulting from any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Our Industry

The global COVID-19 pandemic may continue to negatively impact the global economy in a significant manner for an extended period of time, and also adversely affect our operating results in a material manner.

As of the date of this annual report, the COVID-19 pandemic continues to have a significant impact on global economic activity, with governments around the world intermittently closing or restricting office spaces, public transportation, schools, and travel. These closures and restrictions, if continued for a sustained period, could trigger a global recession that could negatively impact our business and our clients’ businesses in a material manner. Most importantly, our customers may be less likely to make significant changes to their core systems if they experience a slowdown in their businesses resulted from the continued pandemic, or they may reduce the amount of work for which they retain our services,

Prolonged economic uncertainties or downturns in certain regions or industries could adversely affect our business materially. Our business depends on our current and prospective customers’ ability and willingness to invest money in IT systems and services, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy or certain regions such as the U.S. Europe, or Israel, including conditions resulting from financial and credit market fluctuations, could cause a decrease in corporate spending on products and services that our subsidiaries sell. Wide-spread viruses and epidemics like the recent novel coronavirus outbreak, could also negatively affect our customers’ spending on our products and services. In 2020, 62% of our revenues generated from Israel, 26% of our revenues generated from North America, 10% of our revenues generated from Europe, and 2% from the rest of the world. In addition, a significant portion of our revenue is generated from customers in the financial services industry, including banking and insurance. Negative economic conditions may cause customers in general, and in that industry in particular, to reduce their IT spending. Customers may delay or cancel projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. Additionally, customers may be more likely to make late payments in worsening economic conditions, which could require us to increase our collection efforts and incur additional associated costs to collect expected revenues. To the extent that the purchase of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. If economic conditions generally, or in the industries in which we operate specifically, worsen from present levels, the results of our operations could be adversely affected.

A cyber or security attack/incident resulting in a breach, disruption or failure in our or our supply chain’s digital environment could adversely affect us.

Our operations depend heavily on the continued and secure functioning of our varied digital environment software and hardware that stores, processes and transmits data from and to us and our business partners. This digital environment is subject to breach, damage, destruction, disruption, malfunction or failure from, among other things, cyber attacks and other unauthorized intrusions, power losses, telecommunications failures, earthquakes, fires and other natural disasters.

We have been subjected to attempted cyber attacks, ranging from standard phishing mails to sophisticated campaigns. Our computer and communications systems, databases and users face ongoing threats of malicious software malware), social engineering, malicious code, zero-day vulnerabilities and other security problems and system disruptions carried out by different threat actors. In particular, we may be targeted by experienced computer programmers and hackers (including those sponsored by or acting for foreign governments or terrorist organizations) who may attempt to penetrate or circumvent our cyber security defenses and damage or disrupt our digital environment in order to misappropriate or compromise our intellectual property or other proprietary or protected information or that of our customers and other business partners.

Governmental and other end users and customers are increasingly requiring us to meet specific computer system cyber protection and information assurance requirements and standards as a pre-condition for us to receive customer program-related information. We devote significant resources to configure, operate, maintain, monitor upgrade and continuously improve the security of our systems and databases and to meet applicable customer requirements regarding their protection. However, despite our efforts to secure our systems and databases and meet cyber protection and information assurance requirements, we may still face system failures, data breaches, loss of intellectual property and interruptions in our operations, which could have a material adverse effect on our business, reputation, financial condition and results of operations.

The implementation of our M&A growth strategy, which requires the integration of our multiple acquired companies and their respective businesses, operations and employees with our own, involves significant risks, and the failure to integrate successfully may adversely affect our future results.

In the past decade we have completed more than 80 acquisitions. Most recently, we have acquired the following companies in the following fiscal quarters: in the first quarter of 2021, we acquired Zap Group Ltd, in the fourth quarter of 2020, we acquired Thor Denmark Holding ApS and RightStar Inc.; in the third quarter of 2020, we acquired Delphi Technology Inc, Stockell Information Systems, Inc, Gestetnertec Ltd. (51%) and Mobisoft Ltd (70%); in the second quarter of 2020, we acquired Tiful Gemel Ltd. (75%), Magic Hands B.V, Liram Financial Software Ltd. (70%) and Aptonet Inc, and in the first quarter of 2020, we acquired sum.como GmbH and Ofek Aerial Photography Ltd (86.02%). These acquisitions are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding geographically and adding complementary solutions and services to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations, and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating these acquired entities and other former acquisitions include:

●	our pre-acquisition due diligence may fail to identify material risks

●	Preserving customer, supplier and other important relationships

●	Integrating complex, core products and services that we acquire with our existing products and services

●	Integrating financial forecasting and controls, procedures and reporting cycles

●	Combining and integrating information technology, or IT, systems in an efficient and cost-effective manner

●	Integrating employees and related HR systems and benefits, maintaining employee morale and retaining key employees

●	Potential confusion that we may have in our dealings with customers and prospective customers as to the products we are offering to them and potential overlap among those products

●	we may fail to retain key employees of the acquired businesses

●	we may fail to achieve the strategic objectives, synergies, cost savings, financial and other benefits expected from acquisitions

●	the technologies acquired may not prove to be those needed to be successful in our markets, may be less mature than anticipated, may not have adequate intellectual property rights protection or may infringe proprietary rights of others

●	we may be exposed to potential shareholder claims if we acquire a significant interest in a publicly traded company certain of our newly acquired operating subsidiaries in various countries could be subject to more restrictive regulations by the local authorities after our acquisition, including regulations relating to foreign ownership of, and export authorizations for, local companies, which could adversely impact the acquisition’s value

The benefits we expect to realize from these acquisitions are, necessarily, based on projections and assumptions about the combined businesses of our Group, and assume, among other things, the successful integration of these acquired entities into our business and operations. Our projections and assumptions concerning our acquisitions may be inaccurate, however, and we may not successfully integrate the acquired companies and our operations in a timely manner, or at all. We may also be exposed to unexpected contingencies or liabilities of the acquired companies. If we do not realize the anticipated benefits of these transactions, our growth strategy and future profitability could be adversely affected.

Rapid technological changes may adversely affect the market acceptance of our products and services, and our business, results of operations and financial condition could be adversely affected.

We compete in markets that are characterized by rapid technological changes. Other companies are also seeking to offer software solutions and other products and services in our markets, including enterprise mobility solutions, digital transformation solutions, big data and data analytics solutions, Internet of Things (IOT) solutions, extended reality, cyber solutions, storage systems, business intelligence (BI) solutions, DevOps, managed services Artificial intelligence and machine learning and deep learning solutions, robotic process automation solutions, internet-related solutions, such as cloud computing and complementary services, governance, risk and compliance solutions and related services and business solutions for the insurance and financial services industry. These companies may develop technological or business model innovations or offer integration services in the markets that we seek to address that are, or are perceived to be, equivalent or superior to our products and services. Furthermore, many of our smaller competitors have been acquired and may be acquired in the future by larger competitors, which provides such smaller competitors with greater resources and potentially a larger client base for which they can develop solutions. Our customers or potential customers may prefer suppliers that are larger than us, are better known in the market or that have a greater global reach.

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

The market for software solutions and related services and for business solutions is highly competitive and fragmented and has low entry barriers. Many of our smaller competitors have been acquired or may be acquired by larger competitors, which provides such smaller competitors with greater resources and potentially a larger client base for which they can develop solutions. Our customers or potential customers may prefer suppliers that are larger than us, are better known in the market, or that have a greater global reach. In addition, we and some of our competitors have developed business models to allow customers to outsource their core systems to external providers (known as BPO). We are seeking to partner with BPO providers for our proprietary software solutions, but there can be no assurance that such BPO providers will adopt our solutions rather than those of our competitors. Determinations by current and potential customers to use BPO providers that do not use our solutions may result in the loss of such customers and limit our ability to gain new customers.

Adapting to evolving technologies can require substantial financial investments, distract management and adversely affect the demand for our existing products and services.

Because certain of our proprietary solutions are complex and require rigorous testing, development cycles can be lengthy, taking us up to two years to develop and introduce new, enhanced or modified solutions. Moreover, development projects can be technically challenging and expensive. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. In addition, adapting to evolving technologies may require us to invest a significant amount of resources, time and attention into the development, integration, support and marketing of those technologies. The acceptance and growth of cloud computing, big data, enterprise mobility, IOT solutions, Extended reality, Robotic process automation solutions, and digital transformation are examples of rapidly changing technologies, which we have adapted into our products, packaged software solution and software service offerings. This required us to make a substantial financial investment to develop and implement cloud computing and enterprise mobility into our software solution models and has required significant attention from our management to refine our business strategies to include the delivery of these solutions. As the market continues to adopt these new trends, we expect to continue to make substantial investments in our software solutions, system integrations and professional services related to these changing technology trends. Even if we succeed in adapting to a new technology by developing attractive products and offer new services and successfully bringing them to market, there is no assurance that the new product or service will have a positive impact on our financial performance and could even result in lower revenue, lower margins and higher costs and therefore could negatively impact our financial performance. If release dates of any future products or enhancements are delayed our business, financial condition and results of operations could be adversely affected.

Other unfavorable national and global economic conditions could adversely affect our business, operating results and financial condition.

During periods of slowing economic activity, our customers may reduce their demand for our products, technology and professional services, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. Economic challenges may develop, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. These developments, or the perception that any of them could occur, could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral. In particular, there is currently significant uncertainty about the future relationship between the U.S. and various other countries, with respect to trade policies, treaties, government regulations, and tariffs. For example, the recent imposition of tariffs and/or changes in tariffs on various products by the U.S. and other countries, including China and Canada, have introduced greater uncertainty with respect to trade policies and government regulations affecting trade between the U.S. and other countries, and new and/or increased tariffs have subjected, and may in the future subject, us to additional costs and expenditure of resources. Major developments in trade relations, including the imposition of new or increased tariffs by the U.S. and/or other countries, and any emerging nationalist trends in specific countries could alter the trade environment and consumer purchasing behavior which, in turn, could have a material effect on our financial condition and results of operations. While the U.S. and China recently signed a “phase one” trade deal on January 15, 2020 to reduce planned increases to tariffs, concerns over the stability of bilateral trade relations remain. In addition, the UK’s exit from the European Union, or EU, on January 31, 2020, known as Brexit, and the important changes that were effective on January 1, 2021, including the UK’s leaving of the EU Single Market and Customs Union, as well as all EU policies and international agreements, could subject us to heightened risks in that region, including disruptions to trade and free movement of goods, services and people to and from the UK, disruptions to the workforce of our business partners, increased foreign exchange volatility with respect to the British pound and additional legal, political and economic uncertainty. If these actions impacting our international distribution and sales channels result in increased costs for us or our international partners, such changes could result in higher costs to us, adversely affecting our operations, particularly as we expand our international presence.

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

The typical sales cycle for certain of our solutions and services is lengthy and unpredictable, requires pre-purchase evaluation by a significant number of persons in our customers’ organizations, and often involves a significant operational decision by our customers. Our sales efforts may involve educating our customers and industry analysts and consultants about the use and benefits of our solutions, including the technical capabilities of our proprietary solutions and the efficiencies achievable by organizations deploying our solutions. Customers typically undertake a significant evaluation process, which frequently involves not only our solutions, but also those of our competitors and can result in a lengthy sales cycle. Our sales cycle for new customers may continue for one year to two years and can extend even longer in some cases. We spend substantial time, effort and money in our sales efforts without any assurance that such efforts will produce any sales.

Investment in highly skilled research and development and customer support personnel is critical to our ability to develop and enhance our solutions and support our customers, but an increase in such investment may reduce our profitability.

As a provider of proprietary software solutions that rely upon technological advancements, we rely heavily on our research and development activities to remain competitive. We consequently depend in large part on the ability to attract, train, motivate and retain highly skilled information technology professionals for our research and development team, particularly individuals with knowledge and experience in the insurance industry. Because our certain of our proprietary software solutions are highly complex and are generally used by our customers to perform critical business functions, we also depend heavily on other skilled technology professionals to provide ongoing support to our customers. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified research and development personnel and other technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. Even if we succeed in retaining the necessary skilled personnel in our research and development and customer support efforts, our investments in our personnel and product development efforts increase our costs of operations and thereby reduce our profitability, unless accompanied by increased revenues. Given the highly competitive industry in which we operate, we may not succeed in increasing our revenues in line with our increasing investments in our personnel and research and development efforts.

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

We face competition, both in Israel and internationally, from a variety of companies, including companies with significantly greater resources than ours who are likely to enjoy substantial competitive advantages, including:

●	longer operating histories;

●	closer proximity to future markets;

●	greater financial, technical, marketing and other resources;

●	cheaper costs, including labor cost;

●	political leverage;

●	greater name recognition;

●	well-established relationships with our current and potential clients; and

●	a broader range of products and services.

●	The ability of competitors to deliver projects at a level of quality that rivals our own

●	The responsiveness of our competitors to customer needs

●	The ability of our competitors to hire, retain and motivate key personnel

Both Matrix’s and Magic Software’s principal domestic competitors in the Israeli market are Israeli IT services companies and systems integrators, the largest of which are IBM Israel, HPE Israel, Hilan Ltd., Malam-Team, One-1, Taldor Computer Systems, Tefen, Aman, the Elad Group, Yael, SQLink, Emet Michshuv, Amanet, LogOn and HMS. In addition, in recent years, large accounting and advisory firms such as Deloitte and E&Y have expanded their service portfolio to include managed services and consulting in the fields of BI, Cybersecurity, ERP, CRM and more, which we see as direct competition, especially as they already have a deep understanding of the relevant client’s business because of the accounting and auditing services they provide to it, and because they already have earned the trust of the client while maintaining close relationships with decision makers figures in client organization, which is an essential part of providing any services to a client. This international trend is as evident in Israel as it is in all major markets around the world. Matrix’s competitors in the United States market include many companies that provide similar services to those offered by Matrix, as well as providers of offshore services, which charge low rates. In some cases, Matrix competes with IBM, Accenture, Infosys and the large accounting and advisory firms. Matrix’s international competitors in the Israeli market include Microsoft, IBM, HP, Oracle and CA. These international competitors often use local subcontractors to provide personnel for contracts performed in Israel. Most of these international entities are also business partners of Matrix. Competitors with respect to infrastructure solutions include HP, Lenovo and Dell. With respect to cloud services, competitors include All Cloud, DoIT, Google, Microsoft and Amazon Web Services. Matrix’s competitors with respect to training are the training centers of the Technion, IITC, HackerU, Ness Technologies, SQLink and Sela.

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

As some of our revenues are derived from the Israeli government sector, including defense, healthcare, education and financial services, a reduction of government spending or changes in priorities in Israel on IT services may reduce our revenues and profitability; and any delay in the annual budget approval process may negatively impact our cash flows.

We perform work for a wide range of Israeli governmental agencies and related subcontractors. Any reduction in total Israeli government spending or change in priorities for political or economic reasons may reduce our revenues and profitability. In addition, the government of Israel has occasionally experienced significant delays in the approval of its annual budget in recent years. Such delays in the future could negatively affect our cash flows by delaying the receipt of payments from the government of Israel for services performed. Over the last two years Israel has undergone three elections, and a fourth election was held on March 23, 2021. This has led to frequent changes in the composition of the government and delays in adopting budgets. This also has negatively impacted the ability of the Israel Ministry of Defense (IMOD) to adopt a new budget, enter into new programs and make timely payments to its suppliers, which in turn could adversely affect our operations in Israel and our financial results.

TSG, our jointly-controlled affiliate, together with Israel Aerospace Industries Ltd. or IAI, derives most of its revenues directly or indirectly from government agencies, mainly the IMOD and authorities of various countries, pursuant to contracts awarded to it under defense and homeland security-related programs. The funding of these programs could be reduced or eliminated due to numerous factors, including geo-political events and macro-economic conditions that are beyond our control. Reduction or elimination of government spending under those contracts would cause a negative effect on TSG’s revenues, results of operations, cash flow and financial condition. Furthermore, the Israeli government may reduce its expenditures for defense items or change its defense priorities in the coming years. In addition, the Israeli defense budget may be adversely affected if there is a reduction in U.S. foreign military assistance.

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

Catastrophes may adversely impact the insurance industry, preventing us from expanding or maintaining our existing customer base and increasing our revenues.

Sapiens’ customers include insurance carriers that have experienced, and will likely experience in the future, catastrophe losses that adversely impact their businesses. Catastrophes can be caused by various events, including, amongst others, hurricanes, tsunamis, floods, windstorms, earthquakes, hail, tornados, explosions, severe weather and fires, or the spread of pandemics of disease, such as COVID-19. Moreover, acts of terrorism or war could cause disruptions in our subsidiaries’ or our subsidiaries’ customers’ businesses or the economy as a whole. The risks associated with natural disasters and catastrophes are inherently unpredictable, and it is difficult to predict the timing of such events or estimate the amount of loss they will generate. In the event a future catastrophe adversely impacts our subsidiaries’ current or potential customers, we may be prevented from maintaining and expanding our customer base and from increasing our revenues because such events may cause customers to postpone purchases of new products and professional service engagements or discontinue projects.

Decreases in the capital markets may adversely impact the life insurance industry, thereby preventing Sapiens from expanding or maintaining its existing customer base and increasing our revenues.

Sapiens Matrix and Magic Software customers include life insurance carriers and banks that have invested some of their funds in the capital markets. Those clients may experience in the future major losses in those capital market investments that may cause disruptions to their businesses or to the economy as a whole. Any such major disruption, may cause those existing or potential new customers to postpone purchases of new products or professional service engagements, or discontinue existing projects with Sapiens, Matrix and Magic Software which, in turn, may prevent us from increasing our revenues, or from maintaining or expanding our customer base because such events may cause customers to postpone purchases of new products and professional service engagements or discontinue projects.

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

For example, five customers of Sapiens (together with its subsidiaries) accounted for, in the aggregate 15.6% and 15.3% of Sapiens’ consolidated revenues in 2019 and 2020, respectively (or 3.0% of our consolidated revenues in those respective years). In addition, Magic Software’s (together with its subsidiaries) five largest customers accounted for, in the aggregate 23.3% and 26%% of its revenues in 2019 and 2020, respectively (or 4.5% and 5.0% of our consolidated revenues in those respective years). One of Magic Software’s five largest customers accounted for 9% and 10.4% of its revenues in 2019 and 2020, respectively (or 1.7% and 2.0% of our consolidated revenues in those respective years). One significant customer of TSG accounted for approximately 34% and 43.4% of its revenues in 2019 and 2020, respectively (or 1.7% and 1.7% of our consolidated revenues in those respective years). One significant customer of InSync accounted for approximately 28.7% and 23.0% of its revenues in 2019 and 2020, respectively (or 0.6% and 0.4% of our consolidated revenues in those respective years). One significant customer of Unique accounted for approximately 52.0% of its revenues 2020 (0.25% of our consolidated revenues in 2020).

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

Our business amongst others is characterized by relatively large, complex implementation projects or engagements that can have a significant impact on our total revenue and cost of revenue from quarter to quarter. A high percentage of our expenses, particularly employee compensation, are relatively fixed. Therefore, variations in the timing of the initiation, estimate of scope of work, progress or completion of projects or engagements can cause significant variations in operating results from quarter to quarter.

This is particularly the case for fixed-price contracts, where our delivery requirements sometimes span more than one year and under which we generally assume the risk that increased or unexpected costs may reduce profits or generate a loss. For a highly complex, fixed-price project that requires customization, we may not be able to accurately estimate our actual costs of completing the project. We are often dependent on the assistance of third-parties (such as our customers’ vendors or IT employees, or our system integrator partners) in implementing such a project, which may not be provided in a timely manner. If our actual cost-to-completion of such a project significantly exceeds the estimated costs, we could experience a loss on the related contract, which (when multiplied by multiple projects) could have a material adverse effect on our results of operations, financial position and cash flow.

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

As an example, in 2017, Sapiens was involved in a dispute with a significant customer (which accounted for approximately 12% of Sapiens’ and 2.3% of our consolidated revenues in 2016, respectively) under a software development project agreement. Work on the project was eventually canceled due to the dispute and Sapiens entered into a settlement agreement with the customer, which resulted in a reduction in Sapiens’ revenues and operating profit relative to its prior estimates for 2017. In 2018, a significant customer in South Africa changed the scope of an ongoing project significantly, which resulted in a decrease in the revenues realized from that customer during 2018, thereby adversely impacting Sapiens’ revenues in 2018. In 2019, a significant European customer of Sapiens cancelled, for convenience (and not due a failure by Sapiens to comply with the terms of the agreement with such customer) an implementation project. While Sapiens recognized and collected the vast majority of the sums payable to it under the foregoing implementation project, the cancellation resulted in the loss of potential future revenues from that customer. In 2020 as well, certain customers canceled projects with Sapiens at the stage of implementation. Similar such disputes with other significant customers in the future, whether due to failure on our part, or even absent such failure on our part, could result in lost revenues, and lower profit margins, and could harm our reputation, thereby adversely affecting our ability to attract new customers and to sell additional solutions and services to existing customers.

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

We may furthermore need to raise capital in connection with any such acquisition or investment, which we would likely seek via public or private equity or debt offerings. For example, we issued $58.3 million (net of issuance expenses) of secured debentures, or Series A Secured Debentures, and convertible debentures, or Series B Convertible Debentures as part of a public offering in Israel in September 2015, an additional $44.1 million of Series A Secured Debentures via a private placement.in Israel in January 2018, $82.3 million of Series C Secured Debentures via a public offering in Israel in March 2019 and an additional NIS 160 million (approximately $50.4 million) of Series C Debentures via a private placement in Israel in April 2021. In July 2018, Magic Software consummated a private placement in which it received net proceeds of $34.6 million. Furthermore, in September 2017, Sapiens issued NIS 280 million (approximately $78.2 million, net of $0.96 million of debt discount and issuance costs) principal amount of Series B unsecured, non-convertible debentures, in a public offering and private placement in Israel and additional NIS 210 million (approximately $60.0 million) of Series B unsecured debentures via a public offering in Israel in June 2020. On October 20, 2020, Sapiens also closed an underwritten follow-on public offering of 3,389,830 of its common shares at a public offering price of $29.50 per share, before underwriting discounts and commissions. Sapiens also granted the underwriters a 30-day option to purchase up to an additional 508,474 common shares at the public offering price, less underwriting discounts and commissions, which option was exercised in full. In total, Sapiens raised net proceeds of approximately $108.7 million from the offering, after deducting underwriting discounts and commissions and estimated offering expenses. The issuance of equity securities pursuant to any such financing could be dilutive to our existing shareholders. The issuance of equity securities by any of our investees pursuant to any such financing could be dilutive to our existing interest in these investees. If we raise funds through debt offerings, we may be pressured in serving such debt. If we use cash or debt financing, our financial liquidity will be reduced, the holders of our debt may have claims on our assets ahead of holders of our ordinary shares and our business operations may be restricted by the terms of any debt. Our ability to raise capital in this manner also depends upon market and other conditions, many of which are beyond our control. Due to unfavorable conditions, we could be required to seek alternative financing methods, such as bank financings, which involve borrowing money on terms that are not favorable to us. Difficulties in raising equity capital or obtaining debt financing on favorable terms, or the unavailability of financing, including bank borrowings, may hinder our ability to implement our strategy for selective acquisitions and investments.

If we fail to manage our growth— both organic and non-organic—could effectively harm our business.

We have experienced rapid growth during the last five years, through acquisitions and organic growth. The number of our employees (including our subsidiaries and our affiliated company TSG) increased over the last five years, especially in Israel and in India, from approximately 10,981 as of December 31, 2015 to approximately 18,457 as of December 31, 2020, and may increase further as we aim to further expand our businesses. To manage our anticipated future growth effectively, we must continue to maintain and may need to enhance our information technology infrastructure, financial and accounting systems and controls and manage expanded operations and employees in geographically distributed locations. We also must attract, train and retain a significant number of additional qualified sales and marketing personnel, professional services personnel, software engineers, technical personnel and management personnel. Our failure to manage our rapid growth effectively could have a material adverse effect on our business, results of operations and financial condition. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new services or product enhancements. For example, since it may take as long as six months to hire and train a new member of our professional services staff, we make decisions regarding the size of our professional services staff based upon our expectations with respect to customer demand for our products and services. If these expectations are incorrect, and we increase the size of our professional services organization without experiencing an increase in sales of our products and services, we will experience reductions in our gross and operating margins and net income. If we are unable to effectively manage our growth, our expenses may increase more than expected, our revenues could decline or grow more slowly than expected and we may be unable to implement our business strategy. Our rapid growth may also be accompanied by greater exposure to litigation, including suits by clients, vendors, employees or former employees, as the sizes of our workforce and our overall international operations increase. All such litigation carries with it related costs and could divert our management’s attention from ongoing business concerns. We also intend to continue to expand into additional international markets which, if not technologically or commercially successful, could harm our financial condition and prospects.

We may face labor relations disputes or not be able to amend collective bargaining agreements in a timely manner.

Following the acquisition of ZAP Group Ltd we became a party to a collective bargaining agreement that cover a substantial number of ZAP Group employees, which number could increase, for example, as a result of future acquisitions of companies. We may in the future face attempts to unionize additional parts of our organization. Disputes with trade unions or other labor relations difficulties, as well as failure to timely amend or extend collective bargaining agreements, could lead to worker disputes, slow-downs, strikes and other measures, which could negatively impact our results of operations.

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

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated statement of financial position was $791.2 million, $889.5 million and $1,094.7 million as of December 31, 2018, 2019 and 2020, respectively, as a result of our acquisitions, and may increase further following future acquisitions. Impairment testing under IFRS may lead to further impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

During the years ended December 31, 2018, 2019 and 2020, no impairment was required for any of our cash generating units and no impairment losses were identified for these intangible assets and software products.

Our and our investees’ credit facility agreements with banks and other financial institutions, and our and our investees’ debentures, are subject to a number of restrictive covenants which, if breached, could result in acceleration of our obligation to repay our debt.

In the context of our and our subsidiaries’ and affiliate’s engagements with banks and other financial institutions for receiving various credit facilities and under the terms governing our Series A Secured Debentures and Series C Secured Debentures, and Sapiens’ non-convertible unsecured Series B Debentures, we have undertaken to comply with a number of conditions and limitations on the manner in which we can operate our business. These include limitations on our ability to undergo a change of control, distribute dividends, incur debt or a floating charge on our assets, or undergo an asset sale or other change that results in a fundamental change in our operations. These credit facilities, agreements and deed of trusts that we have entered into with the trustees for the holders of each of our debentures also require us to comply with certain financial covenants. Those covenants include maintenance of certain financial ratios related to shareholders’ equity, total rate of debt and liabilities, minimum outstanding balance of total cash and short-term investments, and operating results that are customary for companies of comparable size, and maintenance of a minimum rating level for the debentures. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us and, by extension, to our shareholders. The deeds of trust of each of our debentures furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that our debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of any of our debentures (below BBB-) would constitute an event of default that could result in the acceleration of our obligation to repay the debentures, which accelerated repayment may be difficult for us to effect. In addition, we have secured a credit facility (which last payment was repaid in January 2020) and our Series A Secured Debentures and Series C Secured Debentures with certain of the shares of Formula’s publicly held subsidiaries Matrix, Sapiens and Magic Software. A breach of the restrictive covenants could result in the acceleration of our obligations to repay our or our subsidiaries’ debt.

Marketing our products and services in international markets may require increased expenses and greater exposure to risks that we may not be able to successfully address.

We intend to continue to focus our efforts on selling proprietary and nonproprietary software solutions and IT services in in Israel and in international markets and to devote significant resources to these efforts to expand our international operations as part of our growth strategy. If we are unable to continue achieving market acceptance for our solutions or continue to successfully penetrate international markets, our business will be harmed. In 2019 and 2020, we generated approximately 38% and 40% of our consolidated revenues, respectively, from customers located outside of Israel (including but not limited to the United States, Europe, Japan, Asia-Pacific, India and South Africa). The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources, which could adversely affect our business.

Our current international operations and our plans to further expand our international operations subjects us to many risks inherent to international business activities, including:

●	Limitations and disruptions resulting from the imposition of government controls;

●	Compliance with a wide variety of foreign regulatory standards;

●	Compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries;

●	The adverse impact of the global outbreak of diseases, such as the coronavirus, which may cause customers to cancel projects with us, preclude potential future opportunities for our business and harm our ability to maintain a healthy workforce that can implement our services and solutions offerings;

●	Import and export license requirements, tariffs, taxes and other trade barriers;

●	Political, social and economic instability abroad, terrorist attacks and security concerns in general;

●	Trade restrictions;

●	Changes in tariffs;

●	Increased exposure to fluctuations in foreign currency exchange rates;

●	Complexity in our tax planning, and increased exposure to changes in tax regulations in various jurisdictions in which we operate, which could adversely affect our operating results and limit our ability to conduct effective tax planning;

●	Increased financial accounting and reporting requirements and complexities;

●	Weaker protection of intellectual property rights in some countries;

●	Greater difficulty in safeguarding intellectual property;

●	Increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

●	Longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable;

●	The need to localize our products and licensing programs for international customers;

●	Lack of familiarity with and unexpected changes in foreign regulatory requirements;

●	The burden of complying with a wide variety of foreign laws and legal standards;

●	The potential worsening of the coronavirus outbreak on a global scale, which may cause customers to cancel projects with us, prevent potential future opportunities for our business and harm our ability to maintain a healthy workforce that can implement our services and solutions offerings; and

●	Multiple and possibly overlapping tax regimes.

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

Customers switching to cloud-based solutions may lead to a decrease in demand for our products.

The rising trend of Matrix’s and Magic Software’s customers to switch to cloud-based solutions, is, on the one hand, a business opportunity for us to expand our cloud-based offerings, yet, on the other hand, also carries with it the risk of those customers consuming less of the other services provided by us. For example, in the marketing and software support solutions sector, Matrix and Magic Software have many opportunities for marketing new software solutions products and related services, new solutions which are cloud-based. Yet, in many cases these will be an alternative to our traditional software solutions products, which are also being promoted by Matrix and Magic Software. As long as the decrease in demand for Matrix’s and Magic Software’s services, due to customers switching to cloud based solutions, is greater than the increase in demand for Matrix’s and Magic Software’s cloud based solutions, the business results of Matrix and Magic Software may be harmed.

Additionally, the gross profit derived by Matrix and by Magic Software from their cloud-based solutions may be lower than the gross profit that they derive from their traditional solutions, which were replaced by the cloud-based solutions.

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

Except for our joint control in TSG, we currently have effective control under IFRS 10 in each of our other investees, despite the lack of absolute majority of voting power in each of Magic Software, Matrix and Sapiens. As a result of our effective control in these investees as of December 31, 2020, we consolidated their financial results with ours throughout the period covered by the financial statements included in Item 18 of this annual report. Prior to our transition to reporting under IFRS, we would consolidate investees in which we held an equity interest only if we held a controlling interest in those companies. Under IFRS 10, we may consolidate entities in which we have effective control. For further information, please see Note 2(3) to our consolidated financial statements included in Item 18 of this annual report.

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

Furthermore, we use technology and intellectual property licensed from unaffiliated third parties in certain of our products, and we may license additional third-party technology and intellectual property in the future. Any errors or defects in this third-party technology and intellectual property could result in errors that could harm our brand and business. In addition, licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all. The loss of the right to license and distribute this third-party technology could limit the functionality of our products and might require us to redesign our products.

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

There has historically been limited trading volume for our ADSs and ordinary shares, respectively, both on the NASDAQ Global Select Market and the TASE, as well as for our publicly traded investees Matrix (whose shares are traded on the TASE) and Sapiens and Magic Software (whose shares are both traded on the NASDAQ Global Select Market and the TASE), such that trading has still not reached the level that enables shareholders to freely sell their shares in substantial quantities on an ongoing basis and thereby readily achieve liquidity for their investment. As a further result of the limited volume, our or our publicly traded investees ordinary or common shares have experienced significant market price volatility in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as announcements of developments related to our investees businesses, announcements by competitors of our investees, quarterly fluctuations in our financial results and general conditions in the industry in which we through our investees compete.

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

The high and low closing market price of our ordinary shares traded on the Tel Aviv Stock Exchange, or the TASE, under the symbol “FORTY,” and the high and low closing market price of our ADSs traded on the NASDAQ Global Select Market under the symbol “FORTY,” during each of the last five years, are summarized in the table below:

	NASDAQ		Tel Aviv Stock Exchange*
	In USD$		In NIS		In USD$
Year	High	Low	High	Low	High	Low
2021(**)	96.60	80.10	316.60	264.40	96.00	82.99
2020	89.00	36.75	310.00	148.90	89.16	39.79
2019	73.68	35.64	258.00	135.00	74.20	36.08
2018	44.95	32.57	156.40	117.70	43.65	33.72
2017	44.20	35.52	162.10	128.00	42.07	35.49
2016	42.17	23.55	162.70	93.79	42.18	23.61

(*)	The U.S. dollar price of our ordinary shares on the Tel Aviv Stock Exchange was determined by dividing the closing price of an ordinary share in NIS on the relevant date by the representative exchange rate of the NIS against the U.S. dollar as reported by the Bank of Israel on the same date.

(**)	Form January 1, 2021 through April 30, 2021

The market price of our ordinary shares and ADSs may fluctuate substantially due to a variety of factors, including:

●	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;

●	industry trends and changes;

●	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

●	public announcements concerning us or our competitors;

●	results of integrating investments and acquisitions;

●	the introduction or market acceptance of new service offerings by us or our competitors;

●	changes in product pricing policies by us or our competitors;

●	public announcements concerning distribution of dividends and payment of dividends;

●	the public’s response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission and the Israeli Securities Authority;

●	changes in accounting principles;

●	sales of our shares by existing shareholders;

●	the loss of any of our key personnel;

●	other events or factors in any of the markets in which we operate, including those resulting from war, incidents of terrorism, natural disasters or responses to such events; and

●	general trends of the stock markets.

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

Asseco Poland S.A., or Asseco, our largest shareholder, currently owns approximately 25.6% of our outstanding share capital and is furthermore party to a shareholders’ agreement with our Chief Executive Officer, under which agreement Asseco has been granted an irrecoverable proxy to vote 1,817,973 of our ordinary shares owned by our Chief Executive Officer. As a result, Asseco has effective voting power over an aggregate of 37.49% of our outstanding ordinary shares (which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares). Therefore, Asseco can significantly influence the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This voting power may have the effect of delaying or preventing a change in control which may otherwise be favorable to our minority shareholders. In addition, potential conflicts of interest may arise in the event that we or any of our investees enters into any agreements or transactions with affiliates of Asseco. Although Israeli law imposes certain procedures (including the requirement to obtain shareholder approval, which in certain cases includes a “majority of the minority”) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

If we are unable to maintain effective internal control over financial reporting in accordance with Sections 302 and 404(a) of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned and our share price may suffer.

We are subject to a range of requirements relating to internal controls over financial reporting. Despite our internal control measures, we may still be subject to financial reporting errors or even fraud, which may not be detected. A control system, which is increasingly based on computerized processes, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. In addition, the benefit of each control must be considered relative to its cost, and the design of a control system must reflect such reasonable resource constraints. Implementation of changes or updates to our control systems, including implementation of our investees enterprise resource planning (ERP) systems at additional sites, may encounter unexpected difficulties. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts, by collusion of two or more persons or by management override of the controls. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with applicable policies or procedures may deteriorate. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could adversely affect our operating results, investor confidence in our reported financial information and the market price of our ordinary shares and ADSs.

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.

Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where our investees have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

In 2015, the Organization for Economic Co-operation and Development, or the OECD, released various reports under its Base Erosion and Profit Shifting, or BEPS, action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus- based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations, for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS, or the MLI, which currently has been signed by over 85 jurisdictions, including Israel, which signed the MLI on September 13, 2018. The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit”, or LOB, rule and a “principle purposes test”, or PPT, rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. There are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS. Such legislative initiatives may materially and adversely affect our Group’s plans to expand internationally and may negatively impact our financial condition, tax liability, results of operations and could increase our administrative efforts.

In addition, the OECD has published proposals covering a number of issues, including country-by-country reporting, permanent establishment rules, transfer pricing rules, tax treaties and taxation of the digital economy. Future tax reform resulting from this development may result in changes to long-standing tax principles, which could adversely affect our effective tax rate or result in higher cash tax liabilities, to the extent those changes are deemed applicable to us.

Risks Related to Operations in Israel and Other Geographic Locations

Political, economic, and military conditions in Israel could negatively impact our business.

We are incorporated under the laws of, and our headquarters and principal research and development facilities are located in, the State of Israel, and approximately 62% of our consolidated revenues in 2019 and 2020, were generated from the Israeli market. As a result, Political, economic and military conditions in Israel and the Middle East directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. Although the recent Abraham Accords have enhanced Israel’s relations with certain countries in the Middle East, an ongoing state of hostility, varying in degree and intensity, has caused security and economic problems for Israel. In addition, several countries still restrict business with Israel and with companies doing business in Israel. These political, economic and military conditions in Israel—if adverse— as well as the foregoing business restrictions, could have a material adverse effect on our business, financial condition, results of operations and future growth.

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

Political relations could limit our ability to sell or buy internationally

We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms, other firms doing business with Israel as well as Israeli-owned companies operating in other countries. There can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

Israel’s economy may become unstable.

From time to time Israel’s economy may experience inflation or deflation, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts, civil and political unrest and budgetary constraints. For these and other reasons, in the past the government of Israel has intervened in the economy employing fiscal and monetary policies, import duties, foreign currency restrictions, controls of wages, prices and foreign currency exchange rates and regulations regarding the lending limits of Israeli banks to companies considered to be in an affiliated group. The Israeli government has periodically changed its policies in these areas. Reoccurrence of previous destabilizing factors could make it more difficult for us to operate our business as we have in the past and could adversely affect our business.

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

Some of our Israeli subsidiaries derive and expect to continue to derive significant benefits from various programs, including Israeli tax benefits relating to our “Preferred Technological Enterprise”, or PTE and our “Special Preferred Technological Enterprise” programs. To be eligible for tax benefits as a PTE or special PTE, these Israeli subsidiaries must continue to meet certain conditions. If they do not meet the conditions stipulated in the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law and the regulations promulgated thereunder, as amended, for the PTE, any of the associated tax benefits may be cancelled and they would be required to repay the amount of such benefits, in whole or in part, including interest and consumer price index, or CPI, linkage (or other monetary penalties). Further, in the future these tax benefits may be reduced or discontinued. While we believe that certain of our Israeli subsidiaries have met and continue to meet the conditions that entitle then to previously-obtained Israeli tax benefits, there can be no assurance that the Israeli Tax Authority will agree.

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

When a company develops know-how, technology or products using grants provided by the Innovation Authority, it is obligated to comply with the restrictive terms of such grant even after their full repayment. The restrictions set forth under the Innovation Law include:

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

The transfer of Innovation Authority-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, the amount of Innovation Authority support, the time of completion of the Innovation Authority-supported research project and other factors. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with the Innovation Authority’s funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the Innovation Authority.

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

Due to our extensive operations and sales in Israel, most of our revenues and expenses from our IT services are denominated in NIS. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars in accordance with IFRS. Therefore, we are exposed to the risk that a devaluation of the NIS relative to the dollar will reduce our revenue growth rate in dollar terms. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently denominated in other currencies, particularly the Euro, Japanese Yen, British Pound, India Rupee, or INR, and Polish Zloty, or PLN, while a substantial portion of our expenses relating to the proprietary software products and related services, principally salaries and related personnel expenses, is denominated in NIS. As a result, the depreciation of the Euro, Japanese Yen, British Pound, INR and PLN relative to the U.S. dollar reduces our dollar recorded revenues from sales of our proprietary software products and related services that are denominated in those currencies and thereby harms our results of operations. In addition, the appreciation of the NIS relative to the dollar increases the dollar-recorded value of expenses that we incur in NIS in respect of such proprietary software products sales, and, therefore, could adversely affect our results of operations and harm our competitive position in the markets. In 2019 and 2020, the NIS appreciated by 7.8% and 7.0%, respectively, relative to the dollar (in each case, based on the change in the average annual representative exchange rate reported by the Bank of Israel for that year compared to the year that preceded it). Inflation in Israel further increases the dollar cost of our NIS-based operating expenses and adversely impacts the profits that we realize from our proprietary software products sales. There was minimal inflation in Israel during the years ended December 31, 2019 and 2020, at rates of 0.6% and (0.69%), respectively.

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

approximately 40% of Sapiens’ employees are currently located in India. Sapiens significant presence in India, in particular its Research & Development personnel and its personnel for the delivery of its professional services, poses a number of challenges. These challenges are related to more volatile economic conditions, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), lack of due process, and inadvertent breaches of local laws or regulations. In addition, local business practices may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. It is possible that some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

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

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Copies of Sapiens’ Memorandum and Articles, which serve as exhibits to its 2020 annual report, were annexed as Appendix A to the proxy statement for Sapiens’ 2017 annual general meeting of shareholders, which was appended as Exhibit 99.1 to Sapiens’ Report of Foreign Private Issuer on Form 6-K furnished to the SEC on October 26, 2017. A table comparing certain Curacao law provisions to Cayman Islands law provisions was annexed as Appendix B to that same proxy statement.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2020. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2021, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—U.S. Federal Income Tax Considerations” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

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

Both our legal name and our commercial name are Formula Systems (1985) Ltd. We were incorporated under the laws of the State of Israel on April 2, 1985 and are subject to the Israeli Companies Law, 5759-1999. We maintain our principal executive offices at 1 Yahadut Canada Street, Or Yehuda 6037501, Israel and our telephone number is +972-3-5389389. Our agent in the United States is Corporation Service Company and its address is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. Our Internet address is www.formulasystems.com. The information contained on that site is not a part of this annual report and is not incorporated by reference herein. The SEC maintains an Internet site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Except as described elsewhere in this annual report, we have not had any important events in the development of our business since January 1, 2020.

In 1991, we completed the initial public offering of our ordinary shares on the TASE. In October 1997, we completed the listing of our ADSs on the NASDAQ Global Market. Since January 3, 2011, our ADSs have been listed on the NASDAQ Global Select Market.

Capital Expenditures and Divestitures

Since our inception, we have acquired effective controlling interests, and have invested, in companies that are engaged in the IT solutions and services business. We, together with our investees, are known as the Formula Systems Group.

We have adopted a strategy of seeking to create positive economic impact and long-term value for our shareholders and the companies we invest in. We believe that this strategy provides us with capital to support the growth of our interest in our remaining subsidiaries, as well as provide us the opportunity to pursue new acquisitions of, and investments in, other businesses, particularly businesses offering products, technologies and services that are complementary to ours and are suitable for integration into our business, thereby increasing value for our shareholders (and ADS holders). We expect to continue to develop and enhance the products, services and solutions of our investees, and to continue to pursue additional acquisitions of, or investments in, companies that provide IT services and proprietary software solutions.

Our principal investment and divestiture activities since the start of our 2018 fiscal year are described below. For additional information concerning our related financing activities since the start of our 2018 fiscal year, see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Sources of Financing.”

Changes in our percentage ownership of Sapiens. As of January 1, 2018, our percentage interest in Sapiens was 48.1%. During the last three years, mainly due to exercises of options by employees of Sapiens, but also, in 2020, due to Sapiens’ follow-on public offering completed in October 2020, our direct interest in Sapiens’ outstanding common shares was diluted to 47.9%, 47.8% and 43.9% as of December 31, 2018, 2019 and 2020, respectively. Our interest in Sapiens’ common shares as of March 31, 2021 is 43.9%. Pursuant to our acquisitions of Sapiens common shares, we invested an aggregate of $0.8 million in 2018 (there were no such purchases in 2019 or 2020). The sources of such funds have been our working capital, loans from financial institutions and our Series A Secured Debenture and Series A Convertible Debentures.

Changes in our percentage ownership of Magic Software. Our ownership interest in Magic Software was reduced from 47.3% as of January 1, 2018 to 45.2% in July 2018 as a result of Magic Software’s private placement in which it issued 4,268,293 of its ordinary shares at a price of $8.20 per share for total net consideration of $34.6 million, net of issuance expenses. In that private placement, Formula was issued 1,117,734 ordinary shares for total consideration of $9.2 million, with the remaining ordinary shares issued to certain Israeli institutional investors. Pursuant to our investments in Magic Software’s ordinary shares, we also invested an aggregate of $9.2 million in 2018. Pursuant to our acquisitions of Magic Software ordinary shares, we invested an aggregate of $0.9 million in 2019 and $1.2 million in 2020. Our interest in Magic Software’s ordinary shares as of March 31, 2021 stands at 45.53% (compared to 45.34% as of December 31, 2029). The sources of such funds have been our working capital.

Changes in our percentage ownership of Matrix. As of January 1, 2018, our percentage interest in Matrix was 49.5%. During the last three years, mainly due to exercises of options by employees of Matrix, our direct interest in Matrix’s outstanding share capital was diluted to 49.2%, 48.9% and 49.3% as of December 31, 2018, 2019 and 2020, respectively. Our interest in Matrix’s ordinary shares as of March 31, 2021 stands at 48.92%. Pursuant to our acquisitions of Matrix shares, we invested an aggregate of $0.1 million in 2018 and $5.0 million in 2020. There were no such purchases in 2019. The source of such funds has been our working capital.

Acquisition by Formula:

Acquisition of Zap Group. In April 2021, Formula acquired all of the issued and outstanding share capital of Zap Group from Apax Partners for consideration of approximately NIS 244.2 million in cash, with up to an additional NIS 60 million of consideration (for a total purchase price of approximately NIS 304.2 million) contingent upon Zap Group meeting certain EBITDA targets during the first two years following the acquisition. Zap Group is Israel’s largest group of consumer websites which manages more than 20 leading consumer websites from diverse content worlds with a total of more than 17 million visits per month, including Zap Price Comparison website, Zap Yellow Pages (the largest business index in Israel) and Zap Rest (Israel’s restaurants index).

Acquisition of Ofek Aerial Photography. On March 13, 2020, Formula completed the acquition of an 80% share interest in Ofek Aerial Photography, or Ofek, and also received an option to acquire the remaining 20% of the equity in the future, for total consideration of approximately NIS 27.7 million (or NIS 14.3 million, net of acquired cash). Ofek is one of the leading companies Israel in the fields of aerial and satellite mapping, geographic data collection and processing, and provides services in numerous geographic applications. Ofek employs apprximatley 100 employees, all situated at Ofek’s headquarter in Natanya, Israel. Ofek and the sellers hold mutual call and put options, respectively, for the remaining 20% interest in Ofek, excercisable for 36 months following the third year anniversary of the transaction (April 30, 2020 is considered the date of the transaction for purposes of that provision). For further information, please see Note 25 to our consolidated financial statements included in Item 18 of this annual report. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The results of Ofek’s operations have been included in our consolidated financial statements since March 2020. For further information, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisitions by Sapiens:

Acquisition of Tia Technology. On November 30, 2020, Sapiens acquired Tia Technology, a vendor of digital software solutions, from the global investment organization EQT Mid Market, for total consideration of $75.3 million in cash (or $73.0 net of acquired cash). Tia Technology is headquartered in Denmark and has nearly 70 customers globally, primarily in Denmark, Norway, Sweden, Finland, South Africa and the Baltics. It offers comprehensive software solutions, primarily for Property & Casualty insurers as well as Life and Pension, Health, and several innovative extension modules. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The results of TIA’s operations have been included in our consolidated financial statements from the TIA Acquisition Date. For further information, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Sapiens Japan Co. In the fourth quarter of 2020, Sapiens acquired the remaining 10% of Sapiens Japan Co, for a total consideration of approximately 15,000 Japanese Yen (approximately 0.2 million). Following that acquisition, Sapiens owns all of the share capital of Sapiens Japan Co.

Acquisition of Digital License. In the fourth quarter of 2020, Sapiens purchased from Cognitive Ltd. a source code license which provides it the ability to pursue the acceleration of its digital offering. The total consideration was $2.8 million. For further information, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Delphi. On July 27, 2020, Sapiens acquired Delphi, a leading vendor of software solutions for P&C carriers, with a focus on the medical professional liability (MPL)/healthcare professional liability (HCPL) markets (sometimes referred to as “medical malpractice”). Delphi is headquartered in Boston, Massachusetts, and offers core products for MPL, including policy administration, claims management, and financial and risk management. The consideration in the transaction was approximately $19.6 million in cash (or $13.3 million net of acquired cash). Acquisition related costs amounted to $0.3 million. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The results of Delphi’s operations have been included in our consolidated financial statements from its Acquisition Date. For further information, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Tiful Gemel. On June 1, 2020, Sapiens acquired 75% of the outstanding shares of Tiful Gemel Ltd., an Israeli company which provides software solutions and managed services related to pension and provident funds in the Israeli market, for total cash consideration of $1.3 million. In addition, under the share purchase agreement for this acquisition, Sapiens is committed to acquire the remainder of Tiful Gemel’s outstanding shares on June 1, 2023 for $0.45 million. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. For further information, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of sum.cumo. On February 6, 2020, Sapiens acquired sum.cumo, a German-based technology provider that offers digital, consumer-centric solutions mainly to the insurance sector, for a purchase price of $22.5 million in cash. An additional $1.8 million was paid to sum.cumo’s senior executives as part of an existing agreement between sum.cumo and their former shareholders. In addition, Sapiens issued 173,005 restricted shares units worth approximately $4.4 million to sum.cumo’s senior management, for which vesting is subject to performance criteria. Sum.cumo’s senior executives may be entitled to future payments of up to $2.8 million that are subject to both earn out-based and retention specific criteria over the next four years. For further information, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Cálculo. In September 2019, Sapiens acquired Cálculo, a leading vendor of insurance consulting and managed services, and a core solution to the Spanish market. Cálculo’s team of insurance system experts (one of the largest in Spain) and solid customer base are expected to help us to continue Sapiens’ global expansion by entering the large Iberian market. Sapiens paid approximately $5.8 million in the acquisition (of which $5,6 million were paid in September 2019, and $0.2 million in the first quarter of 2020), and about $1.7 million was subject to earn out-based specific criteria and continued employment of founders. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The results of Cálculo’s operations have been included in our consolidated financial statements since September 2019. For further information, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Adaptik. In March 2018, Sapiens acquired Adaptik, a New Jersey company based in Pennsylvania engaged in the development of software solutions for P&C insurers, including policy administration, rating, billing, customer management, task management and product design. The total purchase price was approximately $18.2 million in cash (of which $18.0 million was paid in March 2018 and $0.2 million will be paid in March 2022) and about $3.7 million (of which $1.3 million was paid during 2019 and additional $1.4 million was paid during 2020) is subject to earn out-based specific criteria relating to achievements of revenue targets over three years (2018-2020). Such payments are subject to continued employment and therefore were not included in the purchase price. Acquisition-related costs were approximately $0.3 million. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The result of Adaptik’s operations have been included in our consolidated financial statements since March 2018. For further information, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report.

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

Acquisitions by Matrix:

Nertwork Infrastructure Technologies (NIT). In January 2020, Matrix acquired 40% of the share capital of Nertwork Infrastructure Technologies (NIT), increasing its share capital interest from 60% to 100%, for a total cash consideration of $4,500, which was paid upon closing.

Acquisition of Gestetnertec Ltd. On July 9, 2020, Matrix I.T. Integration and Infrastructure, Matrix’s wholly owned subsidiary company, acquired 51% of the share capital of Gestetnertec Ltd. for NIS 49.9 million in cash (approximately $14.5 million). Gestetnertec Ltd. provides various solutions in the printing and documents generation field, and provides different solutions, including 3D printing solutions. Matrix and the sellers hold mutual call and put options, respectively, for the remaining 49% interest in Gestetnertec. The fair value of the put option measured on the acquisition date amounted to NIS 61.2 million (approximately $17.8 million). Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The results of Gestetnertec’s operations have been included in our consolidated financial statements since July 1, 2020. For further information, please see Note 4(ii)(b)3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of RightStar Inc. On November 16, 2020, Matrix acquired all of the share capital of RightStar. a U.S. based company and a seller and an integrator of BMC and Atlassian Jira solutions, for a total consideration of approximately $3.5, of which $3.0 million was paid in cash and $0.5 million was paid on January 15, 2021. Sellers may also be entitled to a contingent consideration, estimated as of the acquisition date at $1.0 million, upon RightStar meeting various operating profit targets. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The results of RightStar’s operations have been included in our consolidated financial statements since November 2020. For further information, please see Note 4(ii)(b)3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Techtop Ltd. On May 7, 2019, Matrix purchased the net assets of Techtop Ltd.’s (“TechTop”), (meeting the definition of a business) for a cash consideration of NIS 17.1 million (approximately $4.8 million). TechTop is a leasing Israeli supplier of professional sound and systems. As part of the purchase price allocation, the excess of the purchase price paid over the value of net assets acquired in the amount of NIS 8.6 million (approximately $2.4 million) was allocated to goodwill. For further information, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Techtop results of operations were included in our consolidated financial statements commencing April 1, 2019

Acquisition of MedaTech Ltd. On February 20, 2019, Matrix acquired all of the share capital of MedaTech Ltd, an Israeli company, for cash consideration of approximately NIS 85 million (approximately $23.5 million). MedaTech is Israel’s leading business partner of Priority ERP, with over 1,000 customers in a variety of verticals. In April 2019, Matrix acquired additional 25% of the issued and outstanding share capital of Medatech Systems Inc., (“Medatech Systems”) a subsidiary of Medatech Technologies, for NIS 5.2 million (approximately $1.4 million). Resulting from the acquisition, Medatech Technologies interest in the issued and outstanding share capital of Medatech Systems increased to 75%. Matrix and the seller both hold mutual options to purchase and sell (respectively) 5% of the remaining share capital of Medatech Systems at the end of the second-year anniversary following the acquisition. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Medatech results of operations were included in our consolidated financial statements commencing March 1, 2019. For further information, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Dana Engineering Ltd. On February 6, 2019, Matrix acquired 80% of the share capital of Dana Engineering Ltd., an Israeli company, for cash consideration of approximately NIS 52.0 million (approximately $14.4 million). Matrix and the seller hold mutual call and put options, respectively, for the remaining 20% interest in Dana Engineering, which may be exercised following the second-year anniversary of the acquisition. Dana Engineering provides project management services in the field of national infrastructure. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Dana Engineering results of operations were included in our consolidated financial statements commencing February 1, 2019. For further information, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Noah Technologies Ltd. On November 13, 2018, Matrix acquired all of the share capital of Noah Technologies Ltd an Israeli based company, for cash consideration of approximately NIS 6.0 million (approximately $1.7 million). In addition, the seller may be entitled to a performance-based payment capped at NIS 4.0 million (approximately $1.1 million), estimated on the date of the transaction at NIS 3.1 million (approximately $0.8 million), relating to achievement of certain profitability targets for the years 2019-2021. Noah Technologies Ltd specializes in providing engineering solutions, computerized catalogs and IT professional services. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Noah Technologies results of operations were included in our consolidated financial statements commencing December 1, 2018 For further information, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Integrity Software 2011 Ltd. On July 30, 2018, Matrix acquired 65% of the share capital of Integrity Software 2011 Ltd., an Israeli based company, for a cash consideration of approximately NIS 9.0 million (approximately $2.5 million). In addition, the seller may be entitled to a performance-based payment capped at NIS 4.0 million (approximately $1.1 million), estimated on the date of the transaction at NIS 0.8 million (approximately $0.2 million), relating to achievement of certain profitability targets for the years 2019-2021. Matrix and the seller hold mutual options to purchase and sell (respectively) 10% of the remaining share capital of Integrity. Integrity Software specializes in providing software solutions to the enterprise sector in Israel in the fields of software security, IT infrastructure and virtualization. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Integrity Software results of operations were included in our consolidated financial statements commencing August 1, 2018. For further information, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Cambium (2014) Ltd. In July 2018, Matrix acquired 55% of the share capital of Cambium (2014) Ltd. for NIS 3.1 million in cash (approximately $0.9 million). Matrix and the seller hold mutual options to purchase and sell (respectively) 15% of the remaining share capital of Cambium. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Cambium results of operations were included in our consolidated financial statements commencing August 1, 2018. For further information, please see 3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Pleasant Valley Business Solutions, LLC. In March 2018 Matrix acquired 100% of the share capital of Pleasant Valley Business Solutions, or PVBS, a U.S. company, for cash consideration of approximately $7.6 million. In addition, the seller may be entitled to receive performance-based payments of up to $6.5 million, estimated on the date of the transaction at $2.8 million, relating to the achievement of profitability targets over three years (2018-2020). PVBS is engaged in the implementation and assimilation of ERP systems for U.S government suppliers. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. PVBS results of operations were included in tour consolidated financial statements commencing April 1, 2018. For further information, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Alius Corp. On January 18, 2018, Matrix acquired 50.1% of the share capital of Alius consulting group, a U.S based company headquartered in New York, for approximately $3.2 million in cash, plus an additional $3.0 million to be paid in two years. Under the terms of the acquisition, Matrix and the seller held mutual options to purchase and sell (respectively) the remaining shares within two years following the closing date under the agreement. On November 25, 2018, Matrix acquired the remaining 49.9% of the share capital of Alius for an additional and final consideration of $13.8 million. Alius is a global consulting financial firm that provides advisory services in the area of regulatory, risk and compliance in the U.S financial markets. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Alius Group results of operations were included in our consolidated financial statements commencing February 1, 2018. For further information, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisitions by Magic Software:

Acquisition of Stockell Inc. On September 2, 2020, Magic Software acquired all of the share capital of Stockell, a U.S.-based services company, specializing in IT staffing and recruiting, for a total consideration of $ 7.7 million, of which $ 6.3 million was paid upon closing and the remaining $ 1.5 million due 12 months following the closing date. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The results of Stockell’s operations have been included in our consolidated financial statements since September 1, 2020.

Acquisition of Aptonet Inc. On May 7, 2020, Magic Software acquired all of the share capital of Aptonet, a U.S.-based services company, specializes in IT staffing and recruiting, for a total consideration of $ 4.7 million, of which $ 3.7 million was paid upon closing and the remaining $ 1.0 million will be paid in two equal installments, at the end of the 6 and 12 months periods following the closing date. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The results of Aptonet operations have been included in our consolidated financial statements since May 1, 2020.

Acquisition of Mobisoft Ltd (“Mobisoft”) and Magic Hands B.V (“Magic Hands”). On July 1, 2020 and in June 2020 Magic Software acquired 70% of the outstanding share capital of Mobisoft and all the outstanding share capital of Magic Hands., respectively. The acquisition of both Mobisoft and Magic Hands individually and in the aggregate, was not material. These entities were consolidated in our financial results since their respective acquisition dates. The aggregate consideration paid for the acquisition of both Mobisoft and Magic Hands was $ 11.3 million. Magic Software and the seller of Mobisoft both hold mutual options to purchase and sell (respectively) the remaining 30% interest in Mobisoft which may be exercised during the three-year period beginning following the third-year anniversary of the acquisition. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Acquisition related costs were immaterial. Mobisoft and Magic Hands results of operations were included in our consolidated financial statements since their respective acquisition dates.

Acquisition of NetEffects Inc. On July 1, 2019, Magic Software acquired all of the share capital of NetEffects Inc, a U.S.-based services company, engaged in IT staffing and recruiting services, for total consideration of $12.5 million, of which $9.4 million was paid upon closing and the remaining $3.1 million will be paid in three installments following the first, second and third year anniversary of the acquisition. During 2020, Magic Software paid the first installment in the amount of $1.6 million. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The results of operations were included in our consolidated financial statements commencing July 1, 2019. For further information, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of PowWow Inc. On April 1, 2019, Magic Software acquired all of the share capital of PowWow Inc, a U.S.-based company and the creator of SmartUX™, a leading Low-Code development platform for, mobilizing and modernizing enterprise applications, for total consideration of $8.4 million. Total consideration included an estimated deferred consideration of $2.0 million contingent upon PowWow meeting various revenue targets over three years (2020-2022). During 2020, Magic Software reversed the entire contingent amount as it estimated that PowWow will not meet its revenue targets. Acquisition related costs amounted to $980. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The results of operations were included in our consolidated financial statements commencing April 1, 2019. For further information, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of OnTarget Group Inc. On February 28, 2019, Magic Software acquired all of the share capital of OnTarget Group Inc, a U.S.-based services company, specializes in outsourcing of software development services, for total consideration of $12.5 million. Total consideration consists of $6.0 million which was paid upon closing and the remaining amount constitutes a deferred payment contingent upon OnTarget meeting future operating results over four years (2019-2022). During each of the years 2020, and 2021 Magic Software paid an amount of $1.0 with respect to the contingent consideration. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Acquisition related costs were immaterial. OnTarget results of operations were included in our consolidated financial statements commencing March 1, 2019. For further information, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Infinigy Solutions LLC, In October 2019, Magic Software acquired 30% of the share capital of Infinigy Solutions LLC (“Infinigy”), increasing its share capital interest from 70% to 100%, for a total cash consideration of $4.4 million, which was paid upon closing. Infinigy is a U.S.-based services company focused on expanding the development and implementation of technical solutions which deliver design-driven turnkey solutions, combining Architecture and Engineering, or A&E design project management and general contracting competencies, across the wireless communications industry. For further information, please see Note 4(iii)(d) to our consolidated financial statements included in Item 18 of this annual report.

Additional Acquisitions by Magic Software in 2018: During the year ended December 31, 2018, Magic Software completed several additional acquisitions for total cash consideration of approximately $0.6 million. These acquisitions generally enhance our technologies, product and services offerings, but the companies acquired are not material to our consolidated results of operations, either individually or in the aggregate. For further information, please see Note 4(iii)(e) to our consolidated financial statements included in Item 18 of this annual report.

Acquisitions by Michpal Micro Computers (1983) Ltd:

Acquisition of Liram Financial Software Ltd. On May 17, 2020, Michpal acquired 70% of the share capital of Liram, an Israeli provider of proprietary integrated specialized management systems in the field of financial accounting, taxation and compliance, for accounting professionals (accountants and tax consultants), bookkeepers, controllers, and CFOs, giving its clients, for more than 35 years, complete confidence in their actions and decisions. Liram’s solutions include specialized financial software solutions for preparation and reporting of financial statements, tax declarations, single-entry and double-entry bookkeeping. fixed asset management and depreciation calculations (under the brand name Ram-Nihul) etc. Total cash consideration amounted to NIS 15.3 million (approximately $4.3 million). In addition, Michpal and the seller hold mutual call and put options, respectively, for the remaining 30% interest in Liram. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Liram results of operations were included in our consolidated financial statements commencing May 1, 2020.

In 2020, Liram launched its “RamPlus 360” platform, which is a modular platform offering a wide range of Liram’s software solutions under one integrated working environment (on-premise or online). The new platform has already proven its efficacy during the COVID-19 crisis by enabling financial professionals to continue their work offsite and provide crucial real-time and personalized service to their clients even during the COVID-19 lockdown period, while saving time and preventing errors. This acquisition completed by Michpal served as an additional strategic step towards the its expansion in the field of payroll, human resources and financial management and compliance.

Acquisition of Unique Software Industries Ltd. In November 2019, Michpal completed the acquisition of Unique Software Industries Ltd., or Unique, for up-front consideration of approximately NIS 49 million (approximately $14.0 million), as well as up to an additional NIS 12 million (approximately $3.5 million) that is subject to defined performance goals. Unique is a software development and services company that has provided integrated solutions in the field of payroll for more than 30 years, including pay-stubs, pension services management, education funds management, and software solutions for managing employee attendance. We believe that Unique’s activities are synergetic and complementary to our operations in the field of payroll, into which we entered less than 36 months ago. We believe that this acquisition will allow us to expand our operations in these fields, while also broadening Unique’s operations by capitalizing on our assets and transactional capabilities. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Unique results of operations were included in our consolidated financial statements commencing November 1, 2019. For further information, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Effective Solutions Ltd. In November 2018, Michpal acquired an 80% share interest in Effective Solutions Ltd, an Israeli-based service provider of consulting in the fields of operational cost savings and procurement, as well as salary control and monitoring. The aggregate purchase price for the 80% interest was NIS 24 million (approximately $6.5 million) in cash. In addition, Michpal and the seller hold mutual call and put options, respectively, for the remaining 20% interest in Effective Solutions estimated at NIS 3.0 million (approximately $0.8 million) as of the acquisition date. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Effective Solutions results of operations were included in our consolidated financial statements commencing November 1, 2018. For further information, please see 3 to our consolidated financial statements included in Item 18 of this annual report.

B.	Business Overview

General

We are a global information technology holding company that is principally engaged through our directly held investees in providing software consulting services and computer-based business solutions, and in developing proprietary software products. We deliver our solutions in over numerous countries worldwide to customers with complex IT services needs, including a number of “Fortune 1000” companies.

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

We operate through our subsidiaries— Matrix, Sapiens, Magic Software, Michpal, Insync Ofek Aerial Photograph and Zap Group (as of April 2021)— and through our equity investee TSG. The following is a description of the areas of our business activity:

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

The Formula Group

Formula is the parent company of investees, which, as noted above, we refer to collectively (together with Formula) as the Formula Group. As of December 31, 2020, we held 90.1% of the shares of InSync, a 49.3% interest in Matrix, a 44.0% interest in Sapiens, a 45.53% interest in Magic Software, a 50% interest in TSG through our equity holdings, and the entire share capital of Michpal and Zap Group (as of April 2021). We have effective control of each of the companies in the Formula Group other than TSG for purposes of consolidation under IFRS 10. We provide all our investees with our management, technical and financial expertise, marketing experience to help them create a positive economic impact and long-term value.

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

Our Subsidiaries

Matrix

Matrix IT Ltd. is Israel’s leading IT services company as demonstrated in recent research reports of the Israeli IT market, published by the research companies IDC and STKI. Matrix employs approximately 10,660 software, hardware, integration, engineering and training personnel, which provide advanced IT services to hundreds of customers in the Israeli and the U.S markets. Matrix executes some of the largest IT projects in Israel. It develops and implements leading technologies, software solutions and products. Matrix provides infrastructure and consulting services, outsourcing, offshore, near-shore, training and assimilation services. Matrix represents and markets leading software vendors. Among its customers are most of the leading Israeli organizations and companies in the industry, retail, banking and finances, education and academe, Hi-tech and ISVs, telecom, defense, health and the government/public sectors. Matrix is traded on the Tel Aviv Stock Exchange.

The solutions, services and products supplied by Matrix are designed to improve Matrix’s customers’ competitive capabilities, by providing a response to their unique IT needs in all levels of their operations.

Areas of Operation

Matrix operates through its directly and indirectly held subsidiaries in the following principal areas:

-	Information Technologies (IT) Software solutions and services, Consulting & Management in Israel.

-	Information Technologies (IT) Software solutions and services in the United States.

-	Computer and cloud infrastructure and integration solutions.

-	Software product marketing and support.

-	Training and integration.

Information Technologies (IT) Software solutions and services, Consulting & Management in Israel

The software solutions and services in Israel provided by Matrix consist mainly of providing tailored software solutions and upgrading and expanding mainly existing large-scale software systems. These services include, among others, developing customized software, adapting software to the customer’s specific needs, implementing software and modifying it based on the customer’s needs, outsourcing, software project management, software testing and QA and integrating all or part of the above elements. Furthermore, the activity in this segment includes project management consulting services and multi-disciplinary operational and engineering consulting services, including supervision of complex engineering projects, all according to client specific needs as the scope of work invested in each element varies from one customer to the other. In 2020 under this line of business Matrix recorded revenues of approximately NIS 2,309 million (approximately $671.9 million), compared to NIS 2,263 million (approximately $635.3 million) in 2019, an increase of approximately 2.0% when measured in NIS. Operating income in 2020 was approximately NIS 153.2 million (approximately $44.6 million), compared to NIS 127.4 million in 2019 (approximately $35.8 million), an increase of approximately 20.3% when measured in NIS. In 2020, activity in software solutions and value-added services in Israel accounted for approximately 60% of Matrix’s revenues and approximately 53% of its operating income.

Information Technologies (IT) Software solutions and services in the United States

Matrix provides solutions and expert services mainly in the area of governance risk and compliance (“GRC”), including activities in the following areas: risk management, fraud management and prevention of fraud, anti-money laundering, trade surveillance and regulatory compliance security in these areas all through its subsidiary Matrix-IFS. Matrix also provides solutions and technological services in the areas of portals, BI (Business Intelligence), DBA (Database Administration), CRM (Customer Relations Management) and EIM (Enterprise Information Management). This sector also includes dedicated solutions for the GovCon Government contracting market, IT help desk services for healthcare and software distribution services, in particular for IBM, BMC, Atlassian and Microsoft. The activity in this segment is performed mostly through Matrix IFS, Xtivia Technologies Inc. Matrix global services, wholly owned subsidiaries of Matrix and their respective subsidiaries. During 2020, matrix initiated a new line of business under this segment for 3D printing specially for the healthcare sector. In 2020, under this line of business, Matrix recorded revenues of approximately NIS 358.3 million (approximately $104.3 million), compared to NIS 384.0 million (approximately $107.8 million) in 2019, a decrease of approximately 6.7% when measured in NIS. Operating income in 2020 was approximately NIS 52.2 million (approximately $15.2 million), compared to NIS 59.5 million (approximately $16.7 million) in 2019, an decrease of approximately 12.1% when measured in NIS. In 2019, activity in the U.S accounted for approximately 9% of Matrix’s revenues and for approximately 18% of its operating income, because of higher operating gross margin in the U.S.

Computer and cloud infrastructure and integration solutions

Matrix activities in this area consist of: (i) providing computer and telecommunication infrastructure solutions; (ii) selling and marketing computer equipment, licenses and peripherals to enterprises together with services; and (iii) selling and marketing cloud based solutions (under the “CloudZone” division) and services relating to databases and “big data” (under the “DataZone” division). Amongst Matrix infrastructure and integration solutions included are solutions of IBM, Oracle Red Hat, Dell-Boomi and others. In 2020, under this line of business, Matrix recorded revenues of approximately NIS 854.3 million (approximately $248.6 million), compared to NIS 601.9 million (approximately $169.0 million) in 2019, an increase of approximately 41.9% when measured in NIS. Operating income in 2020 was approximately NIS 43.9 million (approximately $12.8 million), compared to NIS 28.3 million (approximately $7.9 million) in 2019, an increase of approximately 55.1% when measured in NIS. In 2020, activity in computer and cloud infrastructure and integration solutions accounted for approximately 22% of Matrix’s revenues and for approximately 15% of its operating income.

Software product marketing and support

Matrix activities in this area include marketing and support for various software products (mainly originated outside of Israel) the principal of which are CRM, computer systems management infrastructures, web world content management, database and data warehouse mining, application integration, database and systems, data management and software development tools, and providing professional support for these products to customers, including marketing and upgrade maintenance of software products. In 2020, under this line of business, Matrix recorded revenues of approximately NIS 190.6 million (approximately $55.5 million), compared to NIS 183.8 million (approximately $51.6 million) in 2019, an increase of approximately 3.7% when measured in NIS. Operating income in 2020 was approximately NIS 25.4 million (approximately $7.4 million), compared to NIS 21.7 million (approximately $6.1 million) in 2019, an increase of approximately 17.4% when measured in NIS. In 2020, activity in software product marketing and support accounted for approximately 5% of Matrix’s revenues and approximately 9% of its operating income.

Training and integration

Matrix’s activities in this area consist of operating a network of training centers which provide advances courses for high-tech professionals, courses for developers and professional training, and soft skills and management training, and providing training and instructions with respect to computer systems. In recent years Matrix has also started outsourcing IT services based on graduates from its courses. In 2020, under this line of business, Matrix recorded revenues of approximately NIS 142.0 million (approximately $41.3 million), compared to NIS 163.8 million (approximately $46.0 million) in 2019, a decrease of 13.3% year over year. Operating income in 2020 was approximately NIS 14.4 million (approximately $4.2 million), compared to NIS 17.9 million (approximately $5.0 million) in 2019, a decrease of 20% year over year. In 2020, activity in training and integration accounted for approximately 4% of Matrix’s revenues and for approximately 5% of its operating income.

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

Matrix’s customers include large and medium size enterprises in Israel, including commercial banks, loan and mortgage banks, telecommunications services providers, cellular operators, credit card companies, leasing companies, insurance companies, security agencies, hi-tech companies and startups, the Israeli Defense Forces and government ministries and public agencies and media and publishing entities. The majority of Matrix’s customers in the software solutions and value-added services business segment in Israel have a business relationship with it for more than ten years. The ongoing Covid-19 pandemic, its possible continued duration and its economic impact, has adversely affected the Israeli and global economy and consequently also negatively impacted the demand for IT services. According to International Data Corporation (IDC), a premier global provider of market intelligence, advisory services, and events for the information technology, telecommunications, and consumer technology markets, analysts expect in 2020 a decrease of approximately 0.6% in the IT market compared to 2019 (in April 2020 expectations for 2020 were for a decrease of 7.4% which was updated in November 2020 to an expectation of a decrease of approximately 3.7% - See https://www.idc.com/promo/global-ict-spending/forecast).

Despite the COVID-19 pandemic, 2020 was again a year of growth, with Matrix overall revenues growing during 2020 by approximately 7.2%. The direct impact of Covid-19 over Matrix results of operations and over its business activities was more noticeable over it U.S. operations rather than over its Israeli operations, though in both cases is currently assessed to be immaterial.

Matrix has little exposure to customers in industries that were directly and materially affected by the Covid-19 pandemic, such as the aviation industry, the fashion industry, the tourism industry and the hotel industry. However, it is estimated that the covid-19 crisis may ultimately have a negative impact over other industries (with varying degrees of severity from industry to industry) and as a result may also lead to an impact on the demand for IT services.

With the exception of the training and implementation business segment (which accounted to approximately 4% of the Matrix revenues), Matrix all other operating segments were not materially affected by the pandemic, with some activities even benefiting as a result of customers’ need to move their employees to work from home in a short period of time. This also included activities such as cloud services, information security, as well as projects in the fields of health, digital, cyber and command and control.

The training and implementation sector, which has been directly and materially affected by Covid-19 government restrictions, is expected to continue to be affected at least until all educational institutions are reopened, and it is possible to teach frontally and in fully occupied rooms.

Currently, almost all of Matrix employees work in a usual manner, in an hybrid work model which combine work from home with work at the office) while at the same time Matrix is working to reduce real estate occupancy and save on operating costs.

The market activity, the economic atmosphere both in Israel and worldwide, the unemployment level, government actions and the concern related to global and/or local recession may all still adverse impact the Matrix results pf operations to the extent that they materialize, in whole or in part

Matrix management regularly and closely continue to monitor the economic developments in Matrix business levels and act accordingly. Matrix management estimate that these processes may have a mixed impact over Matrix operations, the exact scope of which cannot be estimated at this date.

Sapiens

Overview

Sapiens International Corporation N.V. is a leading global provider of software solutions for the insurance industry. Sapiens’ extensive expertise is reflected in its innovative software, solutions and professional services for property & casualty (P&C); reinsurance; life, pension & annuity (L&A); workers’ compensation (WC); medical professional liability (MPL); financial & compliance (F&C); and decision modelling for both insurance and financial markets. Sapiens offers and end to end solutions for insurers core, data & analytics and digital operations, as well as stand-alone solutions which help them optimize and maximize their current investment. Importantly Sapiens’ wide array of professional services ensures that it not only makes a sale but accompany and guide its customers on their path to digital transformation.

Despite the COVID-19 pandemic, 2020 was again a year of double-digit growth and included 3 main acquisitions for Sapiens. Sapiens also invested in the foundations for further expansion in 2021 and beyond.

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

In the first quarter of 2020, Sapiens acquired sum.cumo, a German-based technology provider that offers digital, consumer-centric solutions mainly to the insurance sector, for a purchase price of $22.5 million in cash. In addition, we issued 173,005 restricted shares units worth approximately $4.4 million to sum.cumo’s senior management, for which vesting is subject to performance criteria. Sum.cumo’s senior executives may be entitled to future payments of up to $2.8 million that are subject to both earn out-based and retention specific criteria over the next four years.

In the second quarter of 2020, Sapiens acquired 75% of the outstanding shares of Tiful Gemel Ltd., an Israeli company which provides software solutions and managed services related to pension and provident funds in the Israeli market, for total cash consideration of $1.3 million. In addition, under the share purchase agreement for this acquisition, we are committed to acquire the remainder of Tiful Gemel’s outstanding shares on June 1, 2023 for $450,000.

In the third quarter of 2020, Sapiens acquired Delphi, a leading vendor of software solutions for P&C carriers, with a focus on the medical professional liability (MPL)/healthcare professional liability (HCPL) markets (sometimes referred to as “medical malpractice”). Delphi is headquartered in Boston, Massachusetts, and offers core products for MPL, including policy administration, claims management, and financial and risk management. The consideration in the transaction was approximately $19.6 million in cash (subject to certain adjustment).

In the fourth quarter of 2020, Sapiens acquired Tia Technology, a vendor of digital software solutions, from the global investment organization EQT Mid Market, for total consideration of $75.3 million in cash. Tia Technology is headquartered in Denmark and has nearly 70 customers globally, primarily in Denmark, Norway, Sweden, Finland, South Africa and the Baltics. It offers comprehensive software solutions, primarily for Property & Casualty insurers as well as Life and Pension, Health, and several innovative extension modules.

In the fourth quarter of 2020, Sapiens acquired the remaining 10% of Sapiens Japan Co., for a total of approximately 15,000 Japanese Yen (approximately $147,000). Following that acquisition, Sapiens owns 100% of Sapiens Japan Co.

In the fourth quarter of 2020, Sapiens purchased from Cognitive Ltd. a source code license which provides the ability to pursue the acceleration of our digital offering. The total consideration was $2.8 million.

In the third quarter of 2019, Sapiens acquired Cálculo, a leading vendor of insurance consulting and managed services, and a core solution to the Spanish market. Cálculo’s team of insurance system experts (one of the largest in Spain) and solid customer base are expected to help us to continue our global expansion by entering the large Iberian market. We paid approximately $5.8 million in the acquisition, subject to adjustment, and about $1.7 million was subject to earn out-based specific criteria and continued employment of founders.

In the first quarter of 2018, Sapiens acquired Adaptik, a New Jersey company engaged in the development of software solutions for P&C insurers, including policy administration, rating, billing, customer management, task management and product design. The total purchase price was approximately $18.2 million in cash, subject to adjustment, and about $3.7 million was subject to earn out-based specific criteria and continued employment of founders.

Sapiens Software Solutions

Sapiens’ software portfolio is comprised of:

●	Property & Casualty – a comprehensive software platform and solutions supporting a broad range of business lines, including personal, commercial, MPL and specialty lines, as well as reinsurance and workers’ compensation (see below). Our core solutions are pre-integrated with our DigitalSuite, analytics and decision modeling solutions, all of which are also available stand-alone.

Sapiens’ portfolio includes Sapiens Cloud-based Platform for Property & Casualty, which is comprised of a commonly shared Data and Digital solutions and two core suites: Sapiens CoreSuite for Property & Casualty (for North America) and Sapiens IDITSuite for Property & Casualty (for EMEA and APAC). Sapiens provides a flexible proposition where Insurers can choose between deploying Sapiens’ full core suite or one or more of Sapiens’ standalone components: policy, billing and claims. In addition, Sapiens has launched during 2020 fourth quarter its new IDIT Go proposition, a cloud-based P&C solution for smaller, more agile insurance providers.

●	Life, Pension & Annuities – a comprehensive, cloud-based, digital software platform, suite and complementary solutions for the management of a diversified range of products for life, pension & annuities. Sapiens’ core solutions are pre-integrated with its DigitalSuite, analytics and decision modeling solutions, all of which are also available stand alone. Sapiens’ portfolio includes Sapiens Platform for Life, Pension & Annuities, Sapiens CoreSuite for Life, Pension & Annuities; Sapiens UnderwritingPro for Life & Annuities; Sapiens ApplicationPro for Life & Annuities; Sapiens IllustrationPro for Life & Annuities; and Sapiens ConsolidationMaster for Life & Pension.

●	Digital – Sapiens Cloud-based DigitalSuite enables insurers to incorporate a fully digital experience for customers, agents and employers, enhancing insurers’ engagement with customers, enhancing their end-consumers’ experience and fostering a rapid time to market for new digital initiatives. Sapiens Digital Suite is pre-integrated as part of Sapiens’ comprehensive platforms or can be deployed stand-alone on top of any 3rd party core solution already in place. Comprised of innovative digital modules and content libraries to facilitate diverse customer journeys, DigitalSuite includes: low-code/no code Journey Composer, insurance-driven API Layer, and portal solutions for customers, agents and employers. Sapiens have also added an AI driven chat-bot solution (BotConnect) which knows to hand off to a live agent (LiveConnect) to facilitate omnichannel communications.

●

Data and Analytics – together with Sapiens’ digital offering, Sapiens offers an advanced data and analytics platform, which includes: an analytics platform that drives analytics adoption across the organization with compelling, insightful dashboards and apps; a comprehensive BI solution with pre-configured reports, dashboards and scorecards; predictive analytics, which uses AI and Machine Learning to generate actionable insights based on different models across the insurance value chain.

●	Reinsurance – a market-leading complete reinsurance software solutions for full financial control and auditing support. Sapiens’ portfolio includes: Sapiens ReinsuranceMaster, Sapiens ReinsurancePro and Sapiens Reinsurance GO, providing solutions to various sizes of insurance companies.

●	Workers’ Compensation – Sapiens workers’ compensation offerings handle comprehensive policy/billing and claims needs. Sapiens solution portfolio Sapiens CoreSuite for Workers’ Compensation and Sapiens GO for Workers’ Compensation, that can be deployed as a full suite or in a modular manner (policy / billing / claims), and is pre-integrated with Sapiens’ DigitalSuite and its Analytics solutions.

●	Financial & Compliance – Sapiens offers financial & compliance solutions comprised of both annual statement and insurance accounting software. This software includes Sapiens FinancialPro, Sapiens Financial GO, Sapiens StatementPro, Sapiens CheckPro and Sapiens Reporting Tools.

●	Decision Management – Sapiens Decision is an enterprise-scale platform that enables institutions and “citizen developers” across verticals to centrally author, store and manage all organizational business logic. Organizations use it to track, verify and ensure that every decision is based on the most up-to-date rules and policies. Our Decision management products are offered across verticals (including commercial banking, investment banking, mortgage banking, insurance – for both P&C and life, government, etc.).

●	Technology-Based – tailor-made solutions (unrelated to the insurance or financial services market) based on Sapiens eMerge platform, which provides end-to-end, modular business solutions, ensuring rapid time to market.

Services

Sapiens’ services modernize and automate processes for insurance providers and financial institutions around the globe, helping to create greater organizational efficiencies, reduce costs and provide a better end user experience. They can be divided into three main categories: program delivery, value added services and managed services.

Sapiens has partnered with both Microsoft Azure and AWS to offer its solutions over private and public (single tenant) clouds. Sapiens’ cloud deployment includes full infrastructure for operations, plus the option of choosing cloud-related managed services delivered by Sapiens’ experienced professional services team.

Sapiens delivery methodologies are typically based on Agile approach or a hybrid agile-waterfall approach that fits best some segments of our market. Sapiens also provides delivery tools and delivery performance indicators. Built on a solid foundation of insurance domain expertise, proven technology and a history of successful deployments, our organization assists clients in identifying and eliminating IT barriers to achieve business objectives.

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

Benefits include:

●	Project delivery experience – more than 35 years of field-proven project delivery of its core system solutions, based on best practices and accumulated experience.

●	System integration – Sapiens helps its customers deploy modern solutions, while expertly integrating these solutions with their legacy environments that must be supported.

●	Global presence – insurance and technology domain experts are located close to our customers to provide professional services.

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

Sapiens’ service teams possess strong technology skills and industry expertise. The level of service and business understanding they provide contributes to the long-term success of our customers. This helps Sapiens develop strategic relationships with Sapiens’ customers, enhances information exchange and deepens our understanding of the needs of companies within the industry.

Through Sapiens’ service teams, Sapiens provides a wide scope of services and consultancy around Sapiens’ solutions, both in the initial project implementation stage, as well as ongoing additional services. Many of Sapiens’ customers also use Sapiens’ services and expertise to assist them with various aspects of daily maintenance, ongoing system administration and the addition of new solution enhancements.

Such services include:

●	Adding new lines of business and functional coverage to existing solutions running in production.

●	Ongoing support services for managing and administering the solutions.

●	Creating new functionalities, per specific requirements of our customers.

●	Assisting with compliance for new regulations and legal requirements.

In addition, many of Sapiens’ clients choose to enter into an ongoing maintenance and support contract with Sapiens. The terms of such a contract are usually twelve months and are renewed every year. A maintenance contract entitles the customer to technology upgrades (when made generally available) and technical support. Sapiens also offers introductory and advanced classes and training programs available at our offices and customer sites.

Some of Sapiens offerings include:

Program delivery includes:

●	Project and program management - Overall program planning, governance, PMO services and risk management

●	Training - Training needs analysis and consulting, train-the-trainer, user training, and application configuration training.

●	Testing - Test strategy consulting, design and planning, SIT / Functional UAT / Business UAT, migration testing, performance / scalability and load testing, security testing and testing automation.

●	Migration consulting- Migration strategy consulting and planning, data extract and load, data cleansing and data reconciliation.

●	Development, implementation and integration - Technical Solution Architecture (TOM), Analysis and Design, Development and Configuration, core system integration and project management.

Value added services are comprised of:

●	User acceptance testing (UAT) - is different than system testing. UAT is a complementary stage which focuses on business processes, user’s journeys, and acceptance criteria as outlined in the specifications.

●	Migration Services – full ownership of the migration of systems from one system to another.

Analytics Services – let Sapiens’ experts help you build predictive models which are aligned and integrated into your insurance practices.

Managed services include:

●	L1 – Hosting Infrastructure Services: Virtual machines selection based on the applications architecture and performance requirement to ensure a value-for-money approach. Cloud services including, among others, network, business continuity and security.

●

L2 – Hosting IT Services: continuous services that obviate the need for local IT involvement to maintain the infrastructure and includes: Operation Control Center (OCC) as a service, Security Operation Center (SOC) as a Service, Backup as a service, DBA as a service, DevOps as a service, Disaster Recovery (DR) as a service.

●	L3 – Applications Managed Services: extends the standard maintenance agreement to provide additional services for Sapiens’ solutions based on specific customer needs, and may include any of the following: Extended maintenance and support - Customer layer/components defect handling and extended SLA, Application changes – setup / config / workflow / templates, Application operation – batches / release deployment / performance monitoring, Sapiens+ – support for non-Sapiens products (optional).

Sapiens sometimes partners with several system integrators and consulting firms to achieve scalable, cost-effective implementations for Sapiens customers. Sapiens has developed an efficient, repeatable methodology that is closely aligned with the unique capabilities of our solutions.

Methodologies:

Sapiens offers various delivery methodologies, including Waterfall and Agile (and a combination of the two). Sapiens also provides delivery tools and delivery performance indicators.

Built on a solid foundation of insurance domain expertise, proven technology and a history of successful deployments, our organization assists clients in identifying and eliminating IT barriers to achieve business objectives.

Sapiens’ Marketplace and its Needs

Sapiens’ Target Markets

Sapiens operates in a large market undergoing significant transformation. According to the Gartner report, “Forecast: Enterprise IT Spending for the Insurance Market, Worldwide, 2018-2024, 4Q20 Update” (a market statistics research report by Gartner, a research and consulting firm, written by Rajesh Narayan, James Ingham, Inna Agamirzian, Rika Narisawa and Gregor Petri that was published in January 2021, and includes internal services, IT services, software, telecom services, devices, and data centers systems, which we refer to herein as the “Gartner report”), Gartner forecasted global insurance market IT spending to grow by 5.4 % in 2021 and to reach nearly $235 billion in U.S. dollars. This industry is predicted to reach $282 billion by 2024, growing at a 4.2% compound annual growth rate (CAGR) from 2019 through 2024. This growth will be driven by an increase in IT services spending and software spending at CAGRs of 5% and 8.5%, respectively, according to the Gartner Report.

Gartner forecasts total insurance IT spending on software in 2021 will be $54.9 billion (software includes application software (analytics and business intelligence; back office/ERP and supply chain; front office/CRM; collaboration), infrastructure software (application development and middleware; information management; storage management software; and system and network management), and vertical industry-specific applications.

Sapiens believes that its current total addressable market for core insurance software solutions and the accompanied point solutions and the corresponding part of IT services is approximately $40 billion, which Sapiens expects will grow as a result of insurance carriers’ and financial institutions’ need to address, via modern software solutions from external providers, the operational challenges presented by the inefficiency of their legacy core.

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

Property & Casualty Market

Property & casualty insurance protects policyholders against a range of losses on items of value. P&C insurance includes the personal segment, which is insurance coverage for individuals, with products such as motor, home, personal property and travel; the commercial segment, covering aspects of commercial activity, such as commercial property, car fleets, cyber and professional liability; and specialty lines, covering unique domains, such as marine, art and credit insurance. This market also includes workers’ compensation for market carriers, administrators and state funds, and Medical Professional Liability for health care professionals.

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

Needs of our Target Markets

Large insurance and financial organizations must constantly invest in their IT systems to respond to key market drivers. They require the ability to:

●	Satisfy today’s sophisticated, tech-savvy and demanding end-customers – who demand the type of instant, personalized service they enjoy from Netflix or Amazon – via digitalization and innovative initiatives, providing a stronger customer experience and engagement.

●	Utilize advanced technologies, such as digital engagement, mobile, artificial intelligence (AI) machine learning, and cloud computing, to facilitate, improve and automate traditional insurance processes.

●	Provide innovative business models, based on technology capabilities and digital operation (such as portals, web-based acquisition processes, advanced analytics, customer engagement platforms and data sources – including wearables, the Internet of Things and robo-advice).

●	Respond to complex and evolving regulatory standards (past and current standards include Solvency II, IFRS 17, Dodd-Frank legislation, GDPR, etc.)

●	Support internal customers’ growth and operations. This includes reducing the time to market of new products, expanding into new geographies, reducing costs and streamlining operations.

●	Rapidly launch new products and propositions to the market, within a short timeframe and using existing, pre-defined capabilities.

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

We believe the following are key considerations for insurance carriers that are considering upgrading their legacy systems:

●	Dynamic business environment with constantly changing regulations – insurance carriers still use outdated legacy systems that are costly and time-consuming to modify or upgrade. This has prevented them from innovating and growing. Carriers who use legacy systems may find it difficult to modify existing products, introduce new products and reach untapped market segments. Frequently changing global regulatory requirements necessitate specialized data and business rules, which makes change implementation particularly challenging.

●	Change in end-consumers’ behavior and the shift of power to consumers – insurance carriers must rapidly adapt to the shifting needs and behaviors of consumers, including the types and terms of insurance products offered, and how consumers access information. Insurance providers require systems with integration capability and support for multi-channel distribution, so they can reach their clients’ customers and partners using multiple methods, including social media, across devices.

●	A need to improve operational efficiency and reduce total cost of ownership – Sapiens believes that a significant percentage of insurance carriers are still using inefficient and outdated processes that do not automate operations and workflows, and thus do not offer efficient process management. Many of these processes likely have high error rates. Additionally, the ongoing maintenance of legacy systems is expensive and technically difficult. A specialized IT staff with the requisite skills and experience needed to maintain these systems is difficult to find and then eventually replace. Insurers seek systems that are modern, digital, automated, efficient and easy to maintain, and can lower costs over the long term.

●	Increasing global and multi-national operation – a rising number of insurers are accelerating their growth initiatives through global acquisitions. These insurers seek a single provider who can deliver solutions that will be used across markets, combining the support of local regulatory requirements and specific customer needs, while driving a generic corporate business approach and strategy across the globe, reducing costs and overhead.

●	Exploring new business models and innovative propositions – carriers are increasingly looking to: join innovative ecosystems; adopt and use new technologies, and partner with insurtechs; bring modern and differentiating propositions to the market; reduce cost; enhance and speed customer engagement; and improve their business parameters and KPIs.

●	Going digital and shifting to Cloud – digitalization holds significant potential for insurers, but only if they manage to efficiently digitalize their operations, support multi-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – across devices. Same is true for Cloud transition, where more insurers are moving their IT systems to be managed in the Cloud.

Business Decision Management Market Needs

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

Sapiens’ Software Solutions

Overview

Sapiens is a leading global provider of software solutions for the insurance industry. Sapiens’ offerings not only enable its customers to effectively manage their core business functions – including policy administration, claims and billing – they support insurers on their path to digital transformation. Sapiens portfolio also provides a variety of complimentary solutions for critical requirements such as reinsurance management, underwriting management, illustration software, electronic applications and financial compliance tools. The latest versions of Sapiens platforms possess modern, modular architecture and are digital-driven. They empower customers to respond to the rapidly changing insurance market and frequent regulatory changes, while improving the efficiency of their core operations. These enhancements increase revenue and reduce costs.

Sapiens provides a comprehensive digital & analytics suite, which is pre-integrated in Sapiens core solutions, across P&C, L&A and WC business, but also available stand-alone to insurers whether they utilize our core solutions or not. Sapiens DigitalSuite provides a strong customer engagement and experience capabilities through a wide range of connectivity tools such as portals, chatbots, live-chats and low-code/no-code digital business processes builders, are allowing insurance companies to rapidly go to mart with new propositions, and to manage a data-driven operation

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

Sapiens packaged software solutions enable:

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

The cloud-based Sapiens DigitalSuite offers an end-to-end, holistic and seamless digital experience for P&C customers, agents, brokers, customer groups and third-party service providers. The suite is pre-integrated with Sapiens’ P&C core and is comprised of digital engagement and digital enablement components.

Sapiens Suites for Property and Casualty are tailored by region: N. America versus EMEA & Rest of World

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

Sapiens PolicyPro

The Sapiens’ PolicyPro solutions for property & casualty come pre-integrated with the core system. They are easily integrated with existing and external systems and applications. The solutions manage the end-to-end policy administration lifecycle of an insurance contract, from initial quote, through rating and policy issuance. They also feature a complete range of policy issuance and amendment capabilities. Agents, underwriters and customers use the solutions to quote, issue and administer policies. The offerings provide comprehensive policy lifecycle support for all P&C lines of business.

Sapiens BillingPro

The Sapiens’ billingPro solution for P&C enables carriers, MGAs and brokers to manage the full lifecycle of premium services, taxes and fees, along with commission billing, collection and disbursements. P&C carriers can integrate with third-party systems and data repositories, enjoy best-in-class usability and automate processes throughout the billing lifecycle.

Sapiens ClaimsPro

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

Also available in different parts of the world:

e-Tica Solution for Property & Casualty (Spain)

The e-Tica solution for Property & Casualty tailored for the Iberian market, empowers insurance companies with a product engine, as well as policy, billing claims and reinsurance capabilities. A fourth-generation solution, e-Tica supports all core operations and processes for the P&C market, and supports bank assurance brokers and direct insurance. The suite is modular, flexible and customizable through module workshops. e-Tica ecosystem is being enhanced through new features in micro services technology, like group policy management and injury agreements.

Fully digital SCIP Core (DACH)

SCIP CORE is a flexible, high-performance, cloud-capable and easily extensible inventory management platform. It offers all essential processes for efficient contract and claims processing and can be flexibly configured and extended in a few weeks. SCIP CORE digitally enables end customers, agents, claim handlers by using extensive self-services in different interfaces and portals.

Tia Enterprise (Nordics)

Tia Enterprise is a component-based, software solution suite that offers policy, billing and claims. Tia Enterprise can be hosted on-prem or in the cloud and can be extended through an API layer to incorporate ecosystem solutions as well as a digital communications and enablement layer and advanced analytics/BI. Tia Enterprise supports all end-to-end core operations and processes for the non-life market from inception, to renewal and claims.

OASIS for MPL

OASIS is a fully integrated collection of components designed to embed core functionalities required in the MPL sector, including: underwriting, policy management, claims management, financial management, BI and predictive analytics. The component-based platform delivers maximum out of the box functionality and stationing which ensures OASIS can easily integrate within a legacy environment.

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

Sapiens CoreSuite for Life, Pension & Annuities suite supports the end-to-end administration of group and individual life, annuities, pension and investment business ‒ in a single system. The suite offers a 360-degree view of the customer from their policy administration system, across all distribution channels and communication streams.

Many insurers still use systems developed decades ago that cannot support today’s regulatory changes, digital marketplace and demanding customers. Too many manual processes can lead to errors that impact customer experience. Our unique conversion approach reduces the risks involved in migrating from existing legacy systems.

Complimentary modules are available in N. America:

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

Sapiens Digital Offerings

Sapiens DigitalSuite offers an end-to-end, holistic and seamless digital experience for customers, agents, brokers, risk managers, customer groups and third-party service providers. The suite is pre-integrated with Sapiens’ core solutions. The DigitalSuite is also available stand-alone, and can be easily integrated with 3rd party core and ecosystem solutions through an advanced API layer. This facilitates digital transformation and fast time-to-value for digital strategies. It enables life carriers to become engaged, agile organizations with increased sales opportunities.

Sapiens DigitalSuite was designed to enable our carrier customers to deliver on the future of user and customer expectations. DigitalSuite is an offering that can react to market changes, support flexible interaction with dynamic APIs and offer a modern user experience. Our DigitalSuite features component-based architecture, built on modern technologies and customer-centric design.

Sapiens DigitalSuite is comprised of innovative digital modules, which can be used together or stand-alone, and content libraries to facilitate diverse customer journeys, omnichannel communications and include rich portal content: Sapiens AgentConnect, EmployerConnect and CustomerConnect.

All digital offerings are entirely supported in the cloud.

Sapiens Digital API Layer

This highly scalable layer facilitates an open-communication, API-based platform that enables carriers to interact with insurtech companies, ecosystem technology providers and business partners. By enabling seamless interaction with any service under any technology, Sapiens’ open architecture ensures that providers will easily choose the building blocks they need. They’ll be able to easily define new APIs on the fly and seamlessly integrate all elements within their insurance ecosystem, to succeed today and prepare for the future.

Sapiens Customer Journey and Form Builder

Features journey and form builders, journey analytics and deployment management capabilities – enables business users to easily create and maintain digital journeys, using a low-code/no-code approach. This component empowers insurers with agility and fast time to market, based on its “one click to deploy” functionality. Also available are full versioning capabilities and an extendable UI components library.

Sapiens AgentConnect, CustomerConnect and EmployerConnect

Sapiens dynamic portals built to deliver the optimal experiences expected by customers, brokers, agents, employers, alike, providing a high level of personalization to meet the diversified, individual needs of customers

Sapiens BotConnect and LiveConnect

Sapiens brings conversational messaging to the next level, making it highly efficient in engaging customers. Sapiens BotConnect (AI-based chatbot) and LiveConnect (Omni-channel live chat) are designed to cultivate and enhance conversational messaging by ensuring perfect handoffs between different channels and personas, which translates into one unified customer-centric and smooth experience for both customers and the reps that cater to their needs. Together, this duo of components greatly improves the operational efficiency, providing a better service level to end-customers, based on their channel of choice.

Sapiens PartnerHub and Partner Ecosystem

Sapiens is a global organization with over three decades of extensive experience in insurance innovation and technology. Sapiens seek out and identify the most relevant, advanced and innovative technology solutions for the insurance market. Sapiens connect third-party technology and insurtech solutions to our Sapiens PartnerHub, from where we make their offerings available to insurers for their own use, and for the use of their customers.

Sapiens Analytics and BI

Sapiens offers its analytics solutions, which include: insightful dashboards, reporting and apps; and predictive analytics which utilize AI and machine learning, generates actionable insights based on different models across the insurance value chain. By integrating with its advanced analytics solution and data warehouse, Sapiens can quickly generate actionable insights, self-service business intelligence and data discovery capabilities.

Sapiens Reinsurance Solutions

Sapiens reinsurance solutions are comprehensive business and accounting systems, providing a superior management for all types of reinsurance contracts – treaty and facultative, and proportional and non-proportional. It enables insurers of all sizes to manage their entire range of reinsurance contracts and activities for all lines of business, including rich accounting functionality and reporting capabilities.

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

The solutions are available in three flavors:

ReinsuranceMaster (in EMEA, APAC and for global insurers), ReinsurancePro (in N. America) which also produces schedule F automatically, and Reinsurance GO (N. America) which is designed to meet the ceded reinsurance processing needs of property & casualty providers, from calculating premium and claim cessions, to producing the data required for Schedule F.

Sapiens Workers’ Compensation Offerings

Sapiens Platform for Workers’ Compensation

Sapiens Platform for Workers’ Compensation includes the Sapiens CoreSuite for Workers’ Compensation, and comes pre-integrated with Sapiens DigitalSuite, including: Sapiens EmployerConnect a digital portal for employers and Sapiens Analytics and BI.

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

Sapiens Financial & Compliance Solutions

Sapiens FinancialPro

Sapiens FinancialPro is accounting software designed for insurers to meet their unique requirements for cash, statutory and GAAP reporting, well as unique allocation and consolidation needs. It handles multi-basis accounting and inter-company transactions and facilitates the speed and accuracy of financial reporting.

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

Sapiens StatementPro

Sapiens StatementPro makes statement preparation faster and simpler by offering one-click navigation between statements, pages and form validations (cross-checks) to the pages they reference and offering one-step filing.

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

Sapiens is currently focusing on the development and marketing of Sapiens Decision in the financial services market in North America and Western Europe, and we are building best practices where the scale and complexity of operations requires enterprise-grade technology that can easily be adapted as policies and business strategies rapidly evolve. Sapiens developed and market Sapiens Decision for several verticals, including the insurance industry, and leverage our industry knowledge and close relationships with our existing customers and partners. Decision targets multiple markets:

Sapiens Decision for Financial Institutions (including Consumer & Commercial Banking, Investment Banking, & Mortgage Banking)

Tailored to meet the needs of Consumer & Commercial Banking, Investment Banking and Mortgage Banking institutions addresses the cost of change. It enables banks to efficiently adapt their operations to the demands of digital transformation, changing regulations, customer demands and increasing competition, using model-driven development (MDD). The MDD approach, enables businesspeople to define business logic in easily understood models. The process takes days or weeks, instead of months or years. It enforces business logic across all enterprise applications.

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

Sapiens’ Global Services

Sapiens services modernize and automate processes for insurance providers and financial institutions around the globe, helping to create greater organizational efficiencies, reduce costs and provide a better end user experience. They can be divided into three main categories: program delivery, value added services and managed services.

Sapiens has partnered with both Microsoft Azure and AWS to offer its solutions over private and public (single tenant) clouds. Sapiens’ cloud deployment includes full infrastructure for operations, plus the option of choosing cloud-related managed services delivered by Sapiens’ experienced professional services team. Sapiens delivery methodologies are typically based on Agile approach or a hybrid agile-waterfall approach that fits best some segments of our market. Sapiens also provides delivery tools and delivery performance indicators. Built on a solid foundation of insurance domain expertise, proven technology and a history of successful deployments, Sapiens organization assists clients in identifying and eliminating IT barriers to achieve business objectives.

Sapiens services modernize and automate processes for insurance providers and financial institutions around the globe, helping to create greater organizational efficiencies, reduce costs and provide a better end-user experience. Built on a solid foundation of insurance domain expertise, proven technology and a heritage of successful deployments, we assist clients in identifying and eliminating IT barriers to achieve business objectives.

Some of Sapiens offerings include:

Program delivery includes:

●	Project and program management - Overall program planning, governance, PMO services and risk management

●	Training - Training needs analysis and consulting, train-the-trainer, user training, and application configuration training.

●	Testing - Test strategy consulting, design and planning, SIT / Functional UAT / Business UAT, migration testing, performance / scalability and load testing, security testing and testing automation

●	Migration consulting - Migration strategy consulting and planning, data extract and load, data cleansing and data reconciliation.

●	Development, implementation and integration - Technical Solution Architecture (TOM), Analysis and Design, Development and Configuration, core system integration and project management.

Value added services are comprised of:

●	User acceptance testing (UAT) - is different than system testing. UAT is a complementary stage which focuses on business processes, user’s journeys and acceptance criteria as outlined in the specifications

●	Migration Services - full ownership of the migration of systems from one system to another.

Managed services include:

●

L1 – Hosting Infrastructure Services: Virtual machines selection based on the applications architecture and performance requirement to ensure a value valuefor- money approach. Cloud services including, among others, network, business continuity and security.

●	L2 – Hosting IT Services: continuous services that obviate the need for local IT involvement to maintain the infrastructure and includes: Operation Control Center (OCC) as a service, Security Operation Center (SOC) as a Service, Backup as a service, DBA as a service, DevOps as a service, Disaster Recovery (DR) as a service.

●	L3 – Applications Managed Services: extends the standard maintenance agreement to provide additional services for Sapiens’ solutions based on specific customer needs, and may include any of the following: Extended maintenance and support - Customer layer/components defect handling and extended SLA, Application changes – setup / config / workflow / templates, Application operation – batches / release deployment / performance monitoring Sapiens+ – support for non-Sapiens products (optional)

Global company – Sapiens’ 600 customers and 4,000 (approximately) employees are located in 27 countries around the world. Sapiens has five major development, delivery and support centers in Israel, U.S., India, Poland and the UK. Sapiens’ “think global, act local” approach is based on having experts in close proximity to Sapiens customers, to establish and maintain strong relationships, and provide fast support when necessary.

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

Competitive Landscape for Sapiens Insurance Software Solutions

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

Sapiens believe it is well-positioned to leverage its modern solutions, customer base and global presence to compete in this market and meet its challenges. In addition, our accumulated experience and expert teams allow us to provide a comprehensive response to the ITa challenges of this market.

Different types of competitors include:

●	Global software providers with their own IP

●	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry

●	BPO providers who offer end-to-end outsourcing of insurance carriers’ business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase our solutions for this purpose)

●	Internal IT departments, who often prefer to develop solutions in-house

●	New insurtech companies with niche solutions

Sapiens differentiates itself from its competitors via the following key factors:

●	Sapiens offers cloud-based innovative and modern software solutions, with rich functionality and advanced, intuitive user interfaces, based on deep domain expertise and insurance know how

●	Sapiens uses model-driven architecture that allows rapid deployment of the system, while reducing total cost of ownership

●	Sapiens’ solutions are built using an architecture that allows customers to implement the full solution or components, and readily integrate the solution or individual components into their existing IT landscape

●	Strong and global partnership program, with established IT players and new insurtech companies, to ensure linkage to innovative technologies and new business models, as well as ongoing work to embed innovation into Sapiens platforms

●	Sapiens identifies technology trends and invest in adjusting our solutions to keep pace with today’s frenetic evolutions

●	Sapiens financial stability, and its large and growing global customer base, enables it to fund R&D investment and maintain the competitive advantage of its products Sapiens is able to fund R&D investment and maintain the competitive advantage of its products, due to its large and growing customer base and financial stability

●	Sapiens delivery methodology is based on extensive insurance industry experience and cooperation with large insurance companies globally. Sapiens track record over the past few years in developing a strong offshore development center is also a significant parameter in differentiating our abilities in the services space

Competitive Landscape for Business Decision Management Solutions

Sapiens Decision is a pioneer in this disruptive market landscape. Since the introduction of our innovative approach to enterprise architecture to the market, we have identified only a small number of potential competitors.

Sapiens differentiate itself from its potential competitors through the following key factors:

●	Sapiens believes that Sapiens Decision is the only solution (that is currently generally available and already in production) that offers a true separation of the business logic in a decision management system for large enterprises

●	Sapiens Decision is unique in its proven ability to support complex environments, with a full audit trail and governance that is crucial for large financial services organizations

●	Sapiens understands complex environments where Decision is deployed, due to its experience delivering complex, mission-critical solutions

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

In 2020, Sapiens continued to significantly invest in our target regions – North America, the UK, Europe and South Africa – and in our sales, presales, domain experts and marketing teams. Sapiens anticipates that its sales team will leverage its proximity to customers and prospective clients to drive more business, and offer its services across our target markets.

Sapiens account managers were focused on building ongoing relationships with existing customers during the past year, to maintain a high level of customer satisfaction and identify up-selling opportunities within these organizations. Sapiens believe that a high level of post-contract customer support is important to its continued success.

As part of its sales process, Sapiens typically sell a package that includes a license, implementation, customization and integration services, and training services. All of Sapiens clients for whom it has deployed its solutions elect to enter into an ongoing maintenance and support contract with Sapiens. Sapiens aims to expand its distribution model to include more channel partners and system integrators, but it intends to maintain its direct sales model as its prime distribution channel.

Sapiens attends major industry trade shows (both physical and virtual) to improve its visibility and our market recognition. Additionally, we host client conferences– such as our annual Sapiens Summit/Client Conference, which went virtual in 2020 and will do so again in 2021. Sapiens continues investing in its web presence and digital marketing activities to generate leads and enhance our brand recognition. Sapiens maintains a blog channel and we also invest in our working relationships and advisory services within the global industry-analyst community.

Sapiens work together with standards providers– such as ACORD– to further enrich our offerings and provide our customers with comprehensive and innovative solutions that address the entire breadth of their business needs.

Magic Software

Magic Software is a global provider of: (i) proprietary application development and business process integration platforms; (ii) selected packaged vertical software solutions; as well as (iii) software services and Information Technologies (“IT”) outsourcing software services. Magic Software’s software technology is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, its technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. With respect to software services and IT outsourcing services, Magic Software offers a extensive portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, integration projects, project management, software testing and quality assurance, engineering consulting (including supervision of engineering projects), support services, cloud computing for deployment of highly available and massively-scalable applications and API’s and supplemental outsourcing services, all according to the specific needs of the customer, and in accordance with the professional expertise required in each case. In addition, Magic Software offers a variety of proprietary comprehensive packaged software solutions through certain of our subsidiaries for (i) enterprise-wide and fully integrated medical platform (“Clicks”), specializing in the design and management of patient-file oriented software solutions for managed care and large-scale health care providers. This platform aims to allow providers to securely access an individual’s electronic health record at the point of care, and it organizes and proactively delivers information with potentially real time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers; (ii) enterprise management systems for both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless electronic data interchange, or EDI communications, dangerous goods, special handling, track and trace, security to billing (“Hermes”); (iii) enterprise human capital management, or HCM, solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making (“HR Pulse”); (iv) revenue management and monetization solutions in mobile, wireline, broadband and mobile virtual network operator/enabler, or MVNO/E (“Leap”); and (v) comprehensive systems for managing broadcast channels in the area of TV broadcast management through cloud-based on-demand service or on-premise solutions;

Based on its technological capabilities, Magic Software’s software solutions enable customers to respond to rapidly-evolving market needs and regulatory changes, while improving the efficiency of their core operations. Magic Software have approximately 3,040 employees and operate through a network of over 3,000 independent software vendors, or ISVs, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

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

In addition, Magic Software provides a broad range of advanced software professional services and IT outsourcing services in the areas of infrastructure design and delivery, end-to-end application development, technology planning and implementation services, as well as outsourcing services to a wide variety of companies, including Fortune 1000 companies. The technical personnel Magic Software provides generally supplement in-house capabilities of our customers. Magic Software have extensive and proven experience with virtually all types of telecom infrastructure technologies in wireless and wire-line as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services.

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

Magic Software IT services subsidiaries consist of:

●	Coretech Consulting Group LLC

●	Fusion Solutions LLC

●	Xsell Resources Inc.

●	AllStates Consulting Services LLC

●	Futurewave Systems, Inc.

●	NetEffects, Inc.

●	CommIT Group

●	Comblack Ltd.

●	Infinigy Solutions

●	Shavit Software Ltd.

●	OnTarget Group Inc.

●	Aptonet Inc.

●	Stockell information systems Inc.

Magic Software has obtained trademark registrations for SmartUX® in the United States and for Magic® in the United States, Canada, Israel, the Netherlands (Benelux), Switzerland, Thailand and the United Kingdom. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

On June 30, 2019, we acquired a 100% equity interest in NetEffects Inc, a U.S. based full-services company, specializes in IT staffing and recruiting, for a total consideration of $ 12.5, of which $ 9.4 was paid upon closing and the remaining $ 3.1 will be paid in three installments following the first, second and third year anniversary. During 2020, Magic Software paid the first installment in the amount of $1.6 million.

On May 7, 2020, Magic Software acquired all of the share capital of Aptonet, a U.S.-based services company, specializes in IT staffing and recruiting, for a total consideration of $ 4.7 million, of which $ 3.7 million was paid upon closing and the remaining $ 1.0 million will be paid in two equal installments, at the end of the 6 and 12 months periods following the closing date.

On September 2, 2020, Magic Software acquired all of the share capital of Stockell, a U.S.-based services company, specializing in IT staffing and recruiting, for a total consideration of $ 7.7 million, of which $ 6.3 million was paid upon closing and the remaining $ 1.5 million due 12 months following the closing date.

On July 1, 2020 and in June 2020 Magic Software acquired 70% of the outstanding share capital of Mobisoft and all the outstanding share capital of Magic Hands., respectively. The acquisition of both Mobisoft and Magic Hands individually and in the aggregate, was not material. These entities were consolidated in our financial results since their respective acquisition dates. The aggregate consideration paid for the acquisition of both Mobisoft and Magic Hands was $ 11.3 million. Magic Software and the seller of Mobisoft both hold mutual options to purchase and sell (respectively) the remaining 30% interest in Mobisoft which may be exercised during the three-year period beginning following the third-year anniversary of the acquisition.

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

In December 2018, Magic Software achieved Microsoft Gold Competency and have maintained this elite status since then. Gold Competency is Microsoft’s highest level of partner certification reserved for the top one percent of Microsoft elite partners worldwide who have demonstrated expertise and proven skills with a particular Microsoft technology or service. In addition to that, we earned the Co-Sell Ready Status as a member in the Microsoft One Commercial Partner (OCP) Program, Magic xpi, which maps data, automates business processes and connects apps, databases, APIs with built-in Microsoft connectors, and Magic xpc, a 100% cloud-native, microservices-based integration platform are available on the Microsoft AppSource app store and are listed on the Microsoft Azure Marketplace.

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

Magic Software offers three complementary application platforms that address the wide spectrum of composite applications, Magic xpa, Magic SmartUX and AppBuilder. Our Magic xpi integration platform and Magic xpc iPaaS solution delivers fast and simple integration and orchestration of business processes and applications. We gained over 350 new customers in 2019 and over 160 in 2020 operating in a wide variety of industries, including financial services, life sciences, government, telecommunications, energy and manufacturing.

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

Magic Software has continually enhanced our Magic xpa application platform to respond to major market trends such as the growing demand for cloud-based offerings including Rich Internet Applications (RIA), mobile applications and SaaS. Accordingly, we have added new functionalities and extensions to our application platform, with the objective of enabling the development of RIA, SaaS, mobile and cloud-enabled applications. SaaS is a business and technical model for delivering software applications, similar to a phone or cable TV model, in which the software applications are installed and hosted in dedicated data centers and users subscribe to these centers and use the applications over an internet connection. This model requires the ability to deliver RIA. Magic xpa is a comprehensive RIA platform. It uses a single development paradigm that handles all ends of the application development and deployment process including client and server partitioning and the inter-communicating layers.

Magic xpa offers customers the power to choose how they deploy their applications, whether full client or web; on-premise or on-demand; in the cloud or behind the corporate firewall; software or mobile or SaaS; global or local. Our Magic xpa Application Platform complies with event driven and service oriented architectural principles. By offering technology transparency, this product allows customers to focus on their business requirements rather than technological means. The Magic xpa single development paradigm significantly reduces the time and costs associated with the development and deployment of cloud-based applications, including RIAs, mobile and SaaS. In addition, application owners can leverage their initial investment when moving from full client mode to cloud mode, and modify these choices as the situation requires. Enterprises can use cloud-based Magic xpa applications in a SaaS model and still maintain their databases in the privacy of their own data centers. It also supports most hardware and operating system environments such as Windows, Unix, Linux and AS/400, as well as multiple databases and is interoperable with. NET and Java technologies.

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

Magic Software’s approach to digital transformation goes beyond simply enabling organizations to build custom applications fast. We empower decision makers to reimagine their products, services, processes and customer interactions with software by removing much of the complexity and many of the challenges associated with traditional approaches to software development. Because we make application development easy, organizations can build specific and competitively differentiated functionality into applications to deliver enhanced user experiences and streamlined business operations.

In February 2018, Magic Software released Magic xpa 3.3 with a more seamless and easier integration with Java, similar to the already existing integration with. NET, making the Magic xpa platform even more robust. Along with that, Magic Software provided a new WS provider mechanism, built on Apache Axis2, enhancing our current WCF based capabilities.

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

In 2020, Magic Software significantly enhanced its new Angular based web client capabilities, invested more resources in the overall product stability, provided GIT version control capability as an integral part of expanding its CI/CD overall capabilities, as well as enhanced its compare and merge functionality under its xpa 4.7 release.

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

In 2020, Magic Software enhanced the above Local Agent capability with more functionality, added additional connectors (e.g., OPC for manufacturing) and invested more resources in the overall product stability. In addition, Magic Software has added various features to the platform to expand its product offering, per customer requests and extended its offering adding EDI capabilities.

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

FactoryEye collects real-time data from existing machinery and operational systems and transforms it into actionable intelligence for immediate results and continuous improvement in the manufacturing process. The solution brings the benefits of Industry 4.0 connectivity to mid-sized manufacturers in several industry verticals, including automotive parts, food & beverage, medical devices, metal processing, packaging, plastics & rubber and specialty manufacturing.

The addition of FactoryEye to Magic Software’s software portfolio allows Magic Software to provide to its new and existing manufacturing clients, with a comprehensive Industry 4.0 solution and aligns with Magic Software strategy of enhancing its portfolio with enterprise grade technologies.

FactoryEye’s end-to-end solution incorporates several key features:

●	Powered by Magic Software plug and play IIoT Integration platform.

●	Collects data from automated and semi-automated machines

●	Incorporates advanced analytics and AI into decision support

●	Customer KPIs are used to measure and qualify results

●	Leverages investments by integrating existing systems

In addition to offering a dynamic cloud-based software solution, FactoryEye manufacturing consultants work with customers to harmonize their systems and fit the right tools for their needs. Consultants analyze business processes for what is working, formulate a plan to add what is missing from existing systems and create sprints to deliver immediate results. A dynamic cycle of data collection and analysis allows for continuous improvement and flexibility in the optimization process.

Since its launch, Magic Software made a targeted effort to reach mid-sized manufacturers who are looking to improve the efficiency of their factories. Our goal is to position FactoryEye as a solution that offers more than mere factory floor visibility through IIoT connectivity, while remaining more cost effective and customizable than offerings from “Tier 1” companies. To that end, Magic Software has created a new website for FactoryEye which will launch by the end of the first half of 2020, as well as blogs, whitepapers, e-books and email campaigns to spread awareness of this new offering and benefits for mid-sized manufacturers.

As an Oracle Platinum Partner, FactoryEye brings the benefits of Industry 4.0 to mid-sized manufacturing companies, with an easy, affordable, and flexible approach that does not require changing existing systems and infrastructure. This Industry 4.0 solution captures vast amounts of production data, transforms it into actionable intelligence, and empowers workers, managers and executives to make informed decisions in real-time.

In April 2021 Magic Software announced its partnership with JDEMart, which is the largest online marketplace of JD Edwards solutions from vendors all over the world. Adding Magic Software’s FactoryEye solution to JDEMart’s marketplace provides manufacturers using JD Edwards with real-time, actionable intelligence to decision makers at all levels of the company.

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

Michpal

Michpal, an Israeli registered company, is a developer of proprietary, on-premise payroll software solution for processing traditional payroll stubs to Israeli enterprises and payroll service providers. Michpal also developed several complementary modules such as attendance reporting, which are sold to its customers for additional fees. As of December 31, 2020, Michpal group serves more than 8,000 customers, most of which are long-term customers.

As part of its payroll software solution Michpal allows the preparation of employee paychecks, pay statements, supporting journals, summaries, and management reports and supports monthly and year-end regulatory and legislative payroll tax statements and other forms such as payroll social and income taxes, to its clients and their employees. In addition, Michpal enables its clients to connect to certain major enterprise resource planning, or ERP, applications with a certified connector.

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

During recent months, Liram has launched its “RamPlus 360” platform, which is a modular platform offering a wide range of Liram’s software solutions under one integrated working environment (on-premise or online). The new platform has already proven its efficacy during the COVID-19 crisis by enabling financial professionals to continue their work offsite and provide crucial real-time and personalized service to their clients even during the COVID-19 lockdown period, while saving time and preventing errors. We Believe that the acquisition of Liram is a strategic step towards the expansion of Michpal’s operations in the field of payroll, human resources and financial management and compliance.

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

Zap Group

In April 2021, Formula acquired all of the issued and outstanding share capital of Zap Group from Apax Partners for consideration of approximately NIS 244.2 million in cash, with up to an additional NIS 60 million of consideration (for a total purchase price of approximately NIS 304.2 million) contingent upon Zap Group meeting certain EBITDA targets during the first two years following the acquisition. Zap Group is Israel’s largest group of consumer websites which manages more than 20 leading consumer websites from diverse content worlds with a total of more than 17 million visits per month, including Zap Price Comparison website, Zap Yellow Pages (the largest business index in Israel) and Zap Rest (Israel’s restaurants index).

The websites managed and offered by Zap Group provide small and medium-sized businesses in Israel with a broad and rich advertising platform and offer consumers a user-friendly search experience with a variety of advanced tools, which enable them to make educated purchase decisions in the best and most informed way.

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

Supporting Tools:

TSG offers a variety of supporting system and solutions, providing dynamic and customizable field proven applications for in the following verticals:

●	Facility Management

●	Recording and Debriefing systems

●	Trainers and Simulators

●	Mapping Engines

Geographical Distribution of Revenues

The following table summarizes our consolidated revenues classified by geographic regions of our customers, for the periods indicated:

	Year ended December 31,
	2019	2020
Israel	$1,047,265	$1,203,109
International:
United States	462,803	501,785
Europe	145,564	189,152
Africa	15,336	11,702
Japan	14,925	14,282
Other (mainly Asia pacific)	15,222	13,888
Total	$1,701,115	$1,701,115

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

Sapiens believes it is well-positioned to leverage our modern solutions, customer base and global presence to compete in this market and meet its challenges. In addition, our accumulated experience and expert teams allow us to provide a comprehensive response to the IT challenges of this market.

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

We differentiate Sapiens from its potential competitors in respect of the competitive landscape for insurance software solutions through the following key factors:

●	Sapiens offers cloud-based innovative and modern software solutions, with rich functionality and advanced, intuitive user interfaces, based on deep domain expertise and insurance know how.

●	Sapiens uses model-driven architecture that allows rapid deployment of the system, while reducing total cost of ownership.

●	Sapiens solutions are built using an architecture that allows customers to implement the full solution or components, and readily integrate the solution or individual components into their existing IT landscape.

●	Strong and global partnership program, with established IT players and new insuretech companies, ensures linkage to innovative technologies and new business models, as well as ongoing work to embed innovation into Sapiens platforms.

●	Sapiens identifies technology trends and invests in adjusting its solutions to keep pace with today’s frenetic evolutions.

●	Sapiens financial stability, and its large and growing global customer base, enables it to fund R&D investment and maintain the competitive advantage of its products Sapiens is able to fund R&D investment and maintain the competitive advantage of its products, due to its large and growing customer base and financial stability.

●	Sapiens delivery methodology is based on extensive insurance industry experience and cooperation with large insurance companies globally. Its track record over the past few years in developing a strong off-shore development center is also a significant parameter in differentiating our abilities in the services space.

●	Sapiens leverages its proven track record of successful delivery to help its customers deploy its modern solutions, while integrating with their legacy environment (when that legacy environment must remain supported).

With respect to Sapiens DECISION, Sapiens believes that it is considered a pioneer in its disruptive market landscape. Since the introduction of Sapiens’ innovative approach to enterprise architecture to the market, Sapiens has identified only a small number of potential competitors.

We differentiate Sapiens from its potential competitors in respect of the competitive landscape for Business Decision Management Solutions through the following key factors:

●	We believe that Sapiens Decision is the only solution (that is currently generally available and already in production) that offers a true separation of the business logic in a decision management system for large enterprises.

●	Sapiens Decision is unique in its proven ability to support complex environments, with a full audit trail and governance that is crucial for large financial services organizations.

●	Sapiens understands complex environments where Decision is deployed, due to our experience delivering complex, mission-critical solutions.

Magic Software’s Competitive Landscape

The markets for Magic Software Magic xpa and Magic xpi platforms are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, mergers and acquisitions, and rapidly changing customer requirements. These markets are therefore highly competitive, and we expect competition to continue to intensify. The growth of the cloud adoption and mobile markets increases the competition in these areas. We constantly follow and analyze the market trends and our competitors in order to effectively compete in these markets and avoid losing market share to our direct competitors and other players.

With Magic xpa, Magic Software competes in the low-code application platform, SOA architecture and enterprise mobility markets. Among its current competitors are OutSystems, Appien, Mendix, Kony, Microsoft, and Pegasystems. With Magic xpi, Magic Software competes in the integration platform market. Among its current competitors are IBM, Informatica, TIBCO, MuleSoft, Jitterbit, Talend, Dell–Boomi, Scribe and Software AG.

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

As Magic Software’s market grows, we expect that it will attract more highly specialized vendors as well as larger vendors that may continue to acquire or bundle their products more effectively. The principal competitive factors in our market include:

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

We believe Magic Software will continue to favorably compete with its competitors with respect to the features, security and performance of its platforms, the ease of integration of its applications and the relatively low total cost of ownership of its applications. However, many of its competitors have substantially greater financial, technical and other resources, greater name recognition, larger sales and marketing budgets, broader distribution, more diversified product lines and larger and more mature intellectual property portfolios.

Magic Software goal is to maintain its technological advantages, time to market and worldwide sales and distribution network. We believe that the principal competitive factors affecting the market for Magic Software’s products include developer productivity, rapid results, product functionality, performance, reliability, scalability, portability, interoperability, ease-of-use, demonstrable economic benefits for developers and users relative to cost, quality of customer support and documentation, ease of installation, vendor reputation and experience, financial stability as well as intuitive and out-of-the-box solutions to extend the capabilities of ERP, CRM and other application vendors for enterprise integration.

Michpal’s Competitive Landscape

With respect to Michpal, the market in which it operates is very fragmented and among its current competitors in the Israeli market in which it operates are mainly Hilan, MalamTeam, Tamal, Synel, Oketz systems and others.

Our goal is to maintain Michpal’s technological advantages, time to market, sales and distribution network. We believe that the principal competitive factors affecting the market for Michpal’s products include developer productivity, rapid results, product functionality, performance, reliability, scalability, portability, interoperability, ease-of-use, demonstrable economic benefits for developers and users relative to cost, quality of customer support and documentation, ease of installation, vendor reputation and experience, financial stability as well as intuitive and out-of-the-box solutions to extend the capabilities to effectively manage their operations and reduce their business risks in the face of changing business environments.

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

In addition, our quarterly results are also influenced by the number of working days in each period in Israel. For example, during the Jewish holidays period (typically at the end of the third quarter and beginning of the fourth quarter or at the end of the first quarter and beginning of the second quarter), when the number of working days is lower, we tend to see a decrease in our revenues which may impact our quarterly results. Following are the number of standard working hours in each quarter of 2020 and 2021 in the Israeli market, which accounts for approximately 62% of our annual revenues (these numbers do not take into account the reduction in working hours due to the outbreak of the coronavirus in 2020 and its continuation into 2021, which has limited the number of working hours throughout 2020 and early in 2021):

	1st quarter	2nd quarter	3rd quarter	4th quarter
2020	569.5	536	564.5	555
2021	561	553.5	524	578.8
2020	26%	24%	25%	25%
2021	25%	25%	24%	26%

In 2020, seasonality due to the Jewish holiday periods adversely impact the second and late third/ early fourth quarters. In 2021, we expect seasonality due to the Jewish holiday periods to adversely impact the first and third quarters (in addition to any adverse impact on working hours caused by the coronavirus in the first quarter). The number of working hours in the first quarter of 2021 includes the impact of Israel election day.

The following table presents our revenues allocation per quarter in 2019 and 2020 (in percentage):

	1st quarter	2nd quarter	3rd quarter	4th quarter
2019	23%	24.3%	26.4%	26.3%
2020	24.1%	22.6%	25.2%	28.1%

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

Intellectual Property Rights

Sapiens holds one patent and one patent application relating to decision management technology used in the Sapiens Decision solution. In addition, Sapiens trademark rights include rights associated with its use of its trademarks, and rights obtained by registration of its trademarks. Sapiens use and registration of its trademarks do not ensure that it has superior rights to others that may have registered or used identical or related marks on related goods or services. Sapiens has registrations for the mark “Sapiens” in USA, Benelux, Germany, France, Italy Switzerland and Israel. In the past Sapiens has registered trademarks and tradenames for many of its products both in the US and in the European Union, and it intend to continue to do so going forward. The initial terms of protection for its registered trademarks range from 10-20 years and are renewable thereafter.

Magic Software hass obtained trademark registrations for SmartUX® in the United States and for Magic® in the United States, Canada, Israel, the Netherlands (Benelux), Switzerland, Thailand and the United Kingdom. In addition, Magic Software has obtained trademark registrations in South Africa, Canada, China, Israel, the Netherlands (Benelux), Switzerland, Thailand, Japan, the United Kingdom and the United States. The initial terms of the registration of its trademarks range from 10 to 20 years and are renewable thereafter. Magic Software use and registration of its trademarks do not ensure that it would have superior rights to others that may have registered or used identical or related marks on related goods or services. Magic Software has registered a copyright for its software in the United States and Japan. In addition, it has registered copyrights for some of its manuals in the United States and has acquired an International Standard Book Number (ISBN) for some of its manuals. Magic Software’s copyrights expire 70 years from date of first publication.

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

With respect to our defense sector activities, the IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, a majority of TSG’s revenues in 2018, 2019 and 2020 was dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli government funds research and development, it usually acquires rights to data and inventions. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the product is purchased without development effort, we normally retain the principal rights to the technology. Subject to applicable law, regulations and contract requirements, TSG attempts to maintain its intellectual property rights and provide customers with the right to use the technology only for the specific project under contract

Regulatory Impact

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

Government Contracting Regulations. We operate under laws, regulations, administrative rules and other legal requirements governing defense and other government contracts, mainly in Israel. Some of these legal requirements carry major penalty provisions for non-compliance, including disqualification from participating in future contracts. In addition, our participation in governmental procurement processes in Israel, the United States and other countries is subject to specific regulations governing the conduct of the process of procuring defense and homeland security contracts, including increasing requirements in the area of cyber production and information assurance.

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

The following table presents certain information regarding the control and ownership of our directly held investments in subsidiaries and affiliates, as of April 30, 2021.

Subsidiaries and affiliate	Country of Incorporation	Percentage of Ownership
Matrix IT Ltd.	Israel	48.9%

Sapiens International Corporation N.V.	Cayman Islands	43.9%

Magic Software Enterprises Ltd.	Israel	45.5%

Michpal Micro Computers (1983) Ltd.	Israel	100.0%

TSG IT Advanced Systems Ltd.	Israel	50.0%

InSync Staffing Solutions, Inc.	Delaware	90.1%

Ofek Aerial Photography Ltd	Israel	80%

Zap Group Ltd.	Israel	100%

The common shares of Sapiens and the ordinary shares of Magic Software are each traded on the NASDAQ Global Select Market and on the TASE, and the ordinary shares of Matrix are traded on the TASE.

D.	Property, Plants and Equipment

Formula’s headquarters, as well as the headquarters and principal administrative, finance, sales, marketing and research and development office of Magic Software, are located in Or-Yehuda, Israel, a suburb of Tel Aviv. Magic Software leases its and our office space, constituting approximately 32,404 square feet, under a lease agreement entered in November 2019. The lease expires in June 2033, with an option by Magic Software to extend for an additional two 5-year term. In addition, Magic Software subsidiaries lease office spaces in the United States, Israel, Europe, India, Japan and South Africa. In 2020, Magic Software’s rent costs totaled $3.7 million, in the aggregate, for all of its leased offices. We believe that Magic and our existing facilities are adequate for our current needs.

Matrix leases approximately 620,200 square feet of office space in various locations in Israel pursuant to leases of varying duration, including for a facility in Herzliya that serves as Matrix’s corporate headquarters. In addition, Matrix leases an aggregate of approximately 84,700 square feet of office space in locations outside of Israel, in the United States, Bulgaria, Macedonia, Hungary, India and the UK. The lease terms for the spaces that Matrix currently occupies are generally three to four years. In the year ended December 31, 2020, Matrix’s rent costs totaled NIS 29.2 million (approximately $8.5 million), in the aggregate, for all of its leased offices. We believe that Matrix existing facilities are adequate for its current needs.

Sapiens leases office space in Israel, the United States, India, Poland, the United Kingdom, Latvia, China, Canada Germany, Spain, Lithuania and Denmark. The lease terms for the spaces that Sapiens currently occupies are generally three to ten years. Based on Sapiens’ current occupancy, it leases (except for owned real property, as indicated below) the following amount of space in the following locations: in Israel, approximately 116,247 square feet of office space (115,687 square feet that Sapiens uses – 6,021 square feet is subleased); in the United States, approximately 100,670 square feet*; in India, approximately 213,598 square feet; in Poland, approximately 22,431square feet; in the United Kingdom, approximately 7,366 square feet; in Latvia, approximately 14,446 square feet; in China, approximately 12,137 square feet; in Spain, approximately 7,569 square feet; in Canada, approximately 1,407 square feet; in Germany, approximately 32,249 square feet; in Lithuania – approximately 17,655 square feet; and in Denmark – approximately 20,844 square feet. Sapiens Israeli offices house its corporate headquarters, as well as its core delivery research and development activities.

(*Of this office space in the U.S., 5,600 square feet constitute owned real property.)

In 2020, Sapiens rent costs totaled $10 million, in the aggregate, for all of its leased offices. Sapiens’ corporate headquarters are located in Israel and its core research and development activities are performed at its offices across Israel. As of December 31, 2020, the lease at Sapiens headquarters in Holon, Israel is for a term in excess of three remaining years and Sapiens holds an option to extend the term for additional five years. We believe that Sapiens existing facilities is adequate for our current needs.

Michpal leases approximately 21,500 square feet of office space in various locations in Israel pursuant to leases of varying duration, including for a facility in Tel-Aviv that serves as Michpal’s corporate headquarters. As of December 31, 2020. During the year ended December 31, 2020, Michpal’s rent costs totaled $0.4 million, in the aggregate, for its leased office space.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a global software solutions and IT professional services holdings company that is principally engaged through our directly held investees in providing proprietary and non-proprietary software solutions and IT professional services, software product marketing and support, computer infrastructure and integration solutions and learning and integration. We deliver our solutions in numerous countries worldwide to customers with complex IT services needs, including a number of “Fortune 1000” companies.

Since our inception, we have acquired effective controlling interests, and have invested, in companies which are engaged in the IT solutions and services business. We, together with our investees, are known as the Formula Group.

Other than in our joint control in TSG in which each of we and Israeli Aerospace Industries Ltd. holds 50% of its voting power, we currently have effective control under IFRS 10 in each of our other investees, Matrix, Sapiens, Magic Software, Michpal, Ofek Ariel Photography, InSync and Zap Group, despite the lack of absolute majority of voting power in Matrix, Magic Software and Sapiens. As a result of our effective control in these investees as of December 31, 2020 (other than Zap Group, which we acquired only in April 2021) and in accordance with IFRS 10, we consolidated their financial results (other than Zap Group) with ours throughout the period covered by the financial statements included in Item 18 of this annual report. Prior to our transition to reporting under IFRS, we consolidated investees in which we held an equity interest only if we held a controlling interest in those companies. Under IFRS 10, we may consolidate entities in which we have effective control. For further information, please see Note 2(3) to our consolidated financial statements included in Item 18 of this annual report.

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

Our consolidated financial statements for the years ended December 31, 2019 and 2020 are prepared in accordance with IFRS. We have presented herein consolidated statements of financial position that comply with IFRS applicable as of December 31, 2019 and 2020. Our consolidated statements of profit or loss presented herein in IFRS cover the years ended December 31, 2018, 2019 and 2020.

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

Our functional and reporting currency

Until December 31, 2019, the currency of the primary economic environment in which our operations on a standalone basis were conducted was the dollar. Following an examination and reevaluation of the primary economic environment in which we currently operate and expects to continue operating and, taking into consideration the recent trends and our forward-looking business strategy, in accordance with the International Accounting Standard 21 (IAS 21), we concluded that the currency of the primary economic environment in which our operations on a standalone basis are currently conducted commencing January 1, 2019 is the NIS. The functional currencies applied by our investees which are consolidated in these financial statements are the currencies of the primary economic environment in which each one of them operates. We have elected to use the dollar as our reporting currency for all years presented since we believe that financial statements in U.S dollars provide more relevant information to our investors and users of the financial statements.

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

This section presents an analysis of our results of operations, on a comparative basis, for the years ended December 31, 2019 and 2020. We have omitted herein a comparative analysis of our results of operations for the years ended December 31, 2018 and 2019. In order to view that latter analysis, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” in our Annual Report on Form 20-F for the year ended December 31, 2019, which we filed with the SEC on June 29, 2020, which analysis is incorporated by reference herein.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following tables set forth certain data from our statement of profit or loss for the years ended December 31, 2019 and 2020, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included elsewhere in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

Statements of Profits or Loss

(U.S. dollars, in thousands)

	Year ended December 31,
	2019	2020
Revenues	1,701,115	1,933,918

Cost of revenues	1,315,066	1,486,485

Gross profit	386,049	447,433

Research and development expenses, net	46,690	52,604
Selling, marketing, general and administrative expenses	200,870	224,188

Operating income	138,489	170,641

Financial expenses	(22,443)	(29,444)
Financial income	3,791	2,559

Pre-tax income before share of profits of companies accounted for at equity, net	119,837	143,756

Taxes on income	27,201	31,269
Share of profits of companies accounted for at equity, net	1,787	1,535

Net income	$94,423	$114,022

Attributable to:
Equity holders of the Company	38,820	46,776
Non-controlling interests	55,603	67,246

	$94,423	114,022

Statement of Profits or Loss as a

Percentage of Revenues

	Year ended December 31,
	2019	2020
Revenues	100%	100%

Cost of revenues	77%	77%

Gross profit	23%	23%

Research and development expenses, net	3%	3%
Selling, marketing, general and administrative expenses	12%	11%

Operating income	8%	9%

Financial expenses	(1)%	(2)%
Financial income	0%	0%

Pre-tax income before share of profits of companies accounted for at equity, net	7%	7%

Taxes on income	2%	1%
Group’s share of earnings of companies accounted for at equity, net	0%	0%

Net income	5%	6%

Attributable to:
Equity holders of the Company	2%	2%
Non-controlling interests	3%	4%

Revenues. Revenues in 2020 increased by 13.7%, from $1,701.1 million in 2019 to $1,933.9 million in 2020. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by 13.2%, from $1,254.7 million in 2019 to $1,420.0 million in 2020, and revenues from the sale of our proprietary software products and related services increased by 15.1%, from $446.5 million in 2019 to $514.0 million in 2020.

Software Services Revenues

The increase in software services revenues was recorded across the following of our investees reporting under this revenue stream— Matrix, Magic Software, Sapiens, Michpal and Ofek (due to its inclusion for the first time as of March 2020) — and was primarily due to growth in their revenues as described below:

Matrix:

Matrix’s revenues increased from NIS 3,596.3 million (approximately $1,009.7 million) in 2019, to NIS 3,854.0 million (approximately $1,121.5 million) in 2020, reflecting an increase of 7.2% when measured in NIS, Matrix’s local currency (compared to 11.1% when measured in U.S dollars). The increase in Matrix’s revenues, when measured in NIS, reflected an increase in almost all of Matrix’s principal areas of operations (excluding (i) a 6.7% decrease recorded in Matrix’s Information Technologies (IT) Software solutions and services in the United States business segment, when measured in NIS, resulting mainly from (A) a 7% devaluation of the NIS compared to the dollar and (B) prolonging of sales cycles resulted from the impact of COVID-19 over North America financial services sector, and (ii) a decrease of 13.3% in the training and integration business segment resulting from lockdown periods which took place in Israel enforcing the closing of Matrix campus) and due to the inclusion for the first time of (i) Gestetnertec Ltd. (consolidated as of July 1, 2020) and (ii) RightStar Inc. (consolidated as of November 16, 2020).

The increase in Matrix revenues was mainly attributable to each of the following: (1) an increase of 2.0% in Matrix’s Information Technologies (IT) Software solutions and services in Israel from NIS 2,262.8 million (approximately $635.3 million) in 2019 to NIS 2,308.9 million (approximately $671.9 million) in 2020; (2) an increase of 41.9% in Matrix’s computer infrastructure and integration solutions from NIS 601.9 million (approximately $169.0 million) in 2019 to NIS 854.3 million (approximately $248.6 million) in 2020; and (3) an increase of 3.7% in Matrix’s software product marketing and support from NIS 183.8 million (approximately $51.6 million) in 2019 to NIS 190.6 million (approximately $55.5 million) in 2020. The increase was offset, in part, by (1) a decrease of 6.7% in Matrix’s Information Technologies (IT) Software solutions and services in the United States from NIS 384.0 million (approximately $107.8 million) in 2019 to NIS 358.3 million (approximately $104.3 million) in 2020 and (2) a decrease of 13.3% in the training and integration business segment from NIS 163.8 million (approximately $46.0 million) in 2019 to NIS 141.95 million (approximately $41.3 million) in 2020.

The increase in Matrix’s revenues was also due to the inclusion of the first full year of the following entities’ during 2020: (i) the first full year of Techtop Ltd. (consolidated upon acquisition by Matrix as of April 2019); (ii) the first full year of Medatech Information Technologies Ltd. 2011 Ltd. (consolidated upon acquisition by Matrix as of March 2019); and (iii) the first full year of Dana Engineering Ltd. (consolidated upon acquisition by Matrix as of February 2019).

Magic Software:

Magic Software’s revenues, reported under this revenue stream, increased by 19.5% from $246.7 million in 2019 to $294.9 million in 2020, primarily attributable to the inclusion for the first time of (i) Aptonet Inc. (consolidated as of May 1, 2020) and (ii) Stockell Information Systems, Inc (consolidated as of September 1, 2020) and due to increased demand for IT software services in the financial services and healthcare sectors.

The increase in Magic Software’s revenues was also due to the inclusion of the first full year of the following entities’ during 2020: (i) the first full year of NetEffects (consolidated as of July 1, 2019) and (ii) the first full year of OnTarget Group Inc (consolidated as of March 1, 2019).

InSync:

InSync’s revenues decreased by (0.4%) from $32.9 million in 2019 to $32.8 million in 2020. Insync revenues were negatively impacted by the slowdown resulted from the COVID-19.

Proprietary Software Products and Related Services Revenues

The increase in revenues from proprietary software products and related services was attributable in part to the inclusion, for the first time, for a full year in 2020 of Unique Software Industries Ltd (consolidated as of November 2019) and for part of the year in 2020 of Liram Financial Software Ltd. (consolidated as of May 1, 2020), and to the following results involving Sapiens.

Sapiens:

Sapiens’ revenues increased from $325.6 million in 2019 to $371.2 million in 2020, reflecting an increase of 17.6%. The net increase in revenues of approximately $57.2 million for the year ended December 31, 2020 was primarily attributable to Sapiens core business growth, mainly in the P&C business, as well as additional revenues from acquired entities, which contributed $30.5 million towards that increase, primarily from the acquisition of sum.cumo, which was completed in February 2020, the acquisition of Delphi, which was completed in July 2020, the acquisition of TIA, which was completed in November 2020, and the acquisition of Calculo, which was completed in September 2019, and the revenues from which were included for a full-year in 2020 (as opposed to 3 months in 2019).

Michpal:

Michapl’s Group revenues increased from $14.9 million in 2019 to $25.5 million in 2020, reflecting an increase of 70.7%. The increase in revenues of approximately $10.6 million for the year ended December 31, 2020 was primarily attributable to Michpal’s Increase demand for payroll and payroll related services as well as additional revenues from acquired entities, which contributed $10.0 million towards that increase, primarily from the acquisition of Liram Financial Software Ltd., which was completed in May 2020 and the acquisition of Unique Software Industries Ltd, which was completed in November 2019, and the revenues from which were included for a full-year in 2020 (as opposed to 2 months in 2019).

Magic Software:

Magic Software’s revenues, reported under this revenue stream, decreased by 3.4% from $78.9 million in 2019 to $76.3 million in 2020.

A breakdown of our overall revenues into (i) proprietary software products and related services revenues, and (ii) software services revenues for the years ended December 31, 2019 and 2020, the percentage those respective categories of revenues constituted out of our total revenues in those years, and the percentage change for each such category of revenues from 2019 to 2020, are provided in the below table:

	Year ended December 31,		Year-over	Year ended December 31,
	2019		Year	2020
	Revenues	Percentage	change	Revenues	Percentage
	($ in thousands)
Revenue category
Proprietary software	446,461	26.25%	15.1%	513,957	26.58%
products and related services
Software services	1,254,654	73.75%	13.2%	1,419,961	73.42%
Total	1,701,115	100%	13.7%	1,933,918	100%

Revenues by geographical region

The dollar amount of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2019 and 2020, respectively, were as follows:

	Year ended December 31,
	2019	2020
	($ in thousands)
Israel	$1,047,265	$1,203,109
International:
United States	462,803	501,785
Europe	145,564	189,152
Africa	15,336	11,702
Japan	14,925	14,282
Other (mainly Asia pacific)	15,222	13,888
Total	$1,701,115	$1,933,918

Cost of Revenues. Cost of revenues consists primarily of wages, personnel expenses, other personnel-related expenses of software consultants, subcontractors and engineers, royalties and licenses payable to third parties, amortization of capitalized software, and hardware and other materials costs. Cost of revenues increased by 13.0% from $1,315.1 million in 2019 to $1,486.5 million in 2020. As a percentage of total revenues, costs of revenues in 2019 and 2020 were 77.3% and 76.9%, respectively.

Our proprietary software solutions and related services sales are generally characterized by a higher gross margin than sales of our software services. The cost of revenues for proprietary software solutions and related services increased from $249.0 million in 2019 to $284.3 million in 2020. As a percentage of our proprietary software solutions and related services revenues, costs of revenues for proprietary software solutions and related services remained relatively stable at 55.3% in 2020 compared to 55.8% in 2019.

The cost of revenues for software services increased from $1,066.1 million in 2019 to $1,202.2 million in 2020. As a percentage of software services revenues, costs of revenues for software services in 2019 and 2020 remained relatively stable at 84.7% in 2020 compared to 85.0% in 2019.

The increase in our cost of revenues in 2020 was attributable in part to the inclusion of the results (and, consequently, the cost of revenues) of the following entities in our consolidated results in 2020: (i) the first full year of Techtop Ltd. (consolidated upon acquisition by Matrix as of April 2019), (ii) the first full year of Medatech Information Technologies Ltd. 2011 Ltd. (consolidated upon acquisition by Matrix as of March 2019), (iii) the first full year of Dana Engineering Ltd. (consolidated upon acquisition by Matrix as of February 2019), (iv) the first full year of NetEffects (consolidated upon acquisition by Magic Software as of July 1, 2019), (v) the first full year of OnTarget Group Inc (consolidated upon acquisition by Magic Software as of March 1, 2019), (vi) the first full year of Unique Software Industries Ltd (consolidated upon acquisition by Michpal as of November 2019), (vii) the first full year of Calculo (consolidated upon acquisition by Sapiens as of September 2019), (viii) the first full year of PowWow Inc. (consolidated upon acquisition by Magic Software as of April 2019) and (ix) the first partial year of Gestetnertec Ltd. (consolidated upon acquisition by Matrix as of July 1, 2020) and (x) the first partial year of RightStar Inc. (consolidated upon acquisition by Matrix as of November 16, 2020), (xi) the first partial year of Aptonet Inc. (consolidated upon acquisition by Magic Software as of May 1, 2020) and (xii) the first partial year of Stockell Information Systems, Inc (consolidated upon acquisition by Magic Software as of September 1, 2020), (xiii) the first partial year of Liram Financial Software Ltd. (consolidated upon acquisition by Michpal as of May 1, 2020), (xiv) the first partial year of sum.cumo (consolidated upon acquisition by Sapiens as of February 2020), (xv) the first partial year of Delphi (consolidated upon acquisition by Sapiens as of July 2020) and (xvi) the first partial year of TIA (consolidated upon acquisition by Sapiens as of November 2020)

The increase in our cost of revenues in 2020 was also attributable to the following increases involving Matrix, Sapiens and Magic Software:

Matrix:

Matrix’s cost of revenues increased by 6.9%, when measured in NIS, Matrix’s local currency, from NIS 3,078.4 million (approximately $864.3 million in 2019) to NIS 3,291.0 million (approximately $957.5 million) in 2020. The increase in absolute cost of revenues was related to the increase in Matrix’s revenues during the year ended December 31, 2020 relative to the year ended December 31, 2019. The level of Matrix’s cost of revenues as a percentage of its revenues remain relatively stable in recent years at 85.3% in each of the years 2017 and 2018, at 85.6% in 2019 and at 85.4% in 2020. (when measured in NIS).

Sapiens:

Sapiens’ cost of revenues increased by $28.5 million, or 14.6%, to $223.8 million for the year ended December 31, 2020, as compared to $195.3 million for the year ended December 31, 2019 (when measured in accordance with IFRS). Cost of revenues decreased as a percentage of revenues during the year ended December 31, 2020, to 58.5% as compared to 60.0% during the year ended December 31, 2019. The increase in absolute cost of revenues of $28.5 million was primarily attributable to costs from newly acquired entities in the amount of $25.1 million. The remainder of the increase is attributable to costs related to Sapiens need to support its overall organic core business growth, which was mainly comprised of compensation expense to employees and subcontractors in the amount of $12.3 million. The decrease in the cost of revenues as a percentage of Sapiens’ revenues was primarily attributable to Sapiens continuous implementation of cost-efficiency measures, as well as a further increase in its offshore activities.

Magic Software:

Magic Software’s cost of revenues increased by 15.8% from $223.5 million in 2019 to $265.3 million in 2020. The increase in cost of revenues was primarily attributable to: (i) costs from newly acquired entities; and (ii) an increase in professional services, consistent with the increase in Magic Software’s revenues, mainly related to IT consulting services. The increase in the cost of revenues as a percentage of Magic Software revenues from 68.6% in 2019 to 71.5% in 2020 was primarily attributable the change of Magic Software revenue mix related to its software solutions versus its professional services and in favor of its professional services.

Cost of revenues for the years ended December 31, 2019 include insignificant amounts of stock-based compensation.

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

Research and development expenses, gross, increased from $56.7 million in 2019 to $61.7 million in 2020, mainly due to (i) Sapiens R&D expenses of newly acquired entities in the amount of $3.2 million. Moreover, the increase can further be attributed to Sapiens investment in R&D during 2020, particularly in its P&C and Digital offerings. (ii) Michpal R&D expenses of newly acquired entities in the amount of $1.4 million. In 2020, we capitalized software costs of $9.1 million, compared to $10.0 million in 2019. Capitalization of software costs in 2019 and 2020 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and certain of its subsidiaries, Sapiens and certain of its subsidiaries and Michpal and certain of its subsidiaries). Research and development expenses, net, increased from $46.7 million in 2019 to $52.6 million in 2020, mainly due to the factors described above.

As a percentage of revenues, research and development expenses, net, 2.7% in 2020 compared to 2.7% in 2019. Research and development expenses for the years ended December 31, 2020 and 2019 include insignificant amounts of stock-based compensation.

Selling, Marketing General and Administrative Expenses. Selling, marketing, general and administrative, or SMG&A, expenses consist primarily of cost of salaries, severance and related expenses of sales, marketing, management and administrative employees, travel expenses, selling expenses, rent, utilities, communications expenses, expenses related to external consultants, depreciation, amortization and other expenses. Selling, marketing, general and administrative expenses increased from $200.9 million in 2019 to $224.2 million in 2020. As a percentage of revenues, SMG&A decreased from 11.8% in 2019 to 11.6% in 2020.

The increase in the cost of SMG&A was mainly attributable to the increase in Sapiens’ cost of SMG&A from $54.1 million in 2019 to $70.0 million in 2020 (in each case, when measured in accordance with IFRS), reflective of Sapiens’ and our (on a stand-alone basis) expenses of newly acquired entities, in the amount of $12.7 million. The increase can further be attributed to an increase in Sapiens acquisition-related, stock-based compensation and legal expenses in the amount of $3.1 million. Furthermore, the impact of COVID-19 resulted in a one-time loss contingency associated with Sapiens newly leased facility in India in the amount of $2.2 million, as well as an increase in Matrix’s cost of SMG&A by $5.9 million, in 2020 compared to 2019, of which $2.9 million resulted from the devaluation of the dollar compared to the NIS and an increase in amortization expenses of intangible assts recorded by Matrix from $4.6 million in 2019 to $5.3 million in 2020.

Stock-based compensation expenses recorded under selling, marketing general and administrative expenses for the years ended December 31, 2019 and 2020 amounted to $3.9 million and $7.9 million, respectively.

Matrix:

Matrix’s SMG&A expenses increased to $79.8 million for the year ended December 31, 2020 compared to $73.9 million for the year ended December 31, 2019, representing an increase of $5.9 million. This increase was mainly attributable to: (a) amortization costs of intangible assets, which amounted to $5.3 million in 2020 compared to $4.6 million in 2019, as a result of the inclusion for: (i) the first full year of Dana Engineering Ltd. (consolidated upon acquisition by Matrix as of February 2019); and (ii) the first full year of MedaTech Ltd. (consolidated upon acquisition by Matrix as of March 2019); (iii) the first partial year of Gestetnertec Ltd. (consolidated as of July 1, 2020) and (iv) the first partial year of RightStar Inc. (consolidated as of November 16, 2020). (b) increase of $2.9 million resulted from the devaluation of the dollar compared to the NIS, with the remaining increase recorded consistently with the increase in Matrix’s revenues. As a percentage of revenues, Matrix’s SMG&A expenses, decreased from 7.3% in 2019 to 7.1% in 2020.

Matrix stock-based compensation expenses recorded under selling, marketing general and administrative expenses for the years ended December 31, 2019 and 2020 amounted to $2.4 million and $2.2 million, respectively.

Sapiens:

Sapiens’ SMG&A expenses, which are primarily comprised of compensation expense for employees and subcontractors, were $70.0 million for the year ended December 31, 2020 compared to $54.1 million for the year ended December 31, 2019 (in each case, when measured in accordance with IFRS), representing an increase of $15.9 million. The increase is mainly attributable to the SG&A expenses of Sapiens’ newly acquired entities, in the amount of $9.6 million. The increase can further be attributed to an increase in Sapiens acquisition-related, stock-based compensation and legal expenses in the amount of $3.1 million. Furthermore, the impact of COVID-19 resulted in a one-time loss contingency associated with Sapiens newly leased facility in India in the amount of $2.2 million.

Sapiens stock-based compensation expenses recorded under selling, marketing general and administrative expenses for the years ended December 31, 2019 and 2020 amounted to $1.0 million and $4.3 million, respectively.

Magic Software:

Magic Software’s SMG&A expenses decreased to $56.6 million for the year ended December 31, 2020 compared to $60.1 million for the year ended December 31, 2019, representing an decrease of $3.5 million. This decrease was partially attributable to cost savings measures taken with respect to the COVID-19 business disruption.

Magic Software’s selling, marketing general and administrative expenses for the years ended December 31, 2019 and 2020 included insignificant amounts of stock-based compensation.

Operating Income. Our operating income increased from $138.5 million in 2019 to $170.6 million in 2020. As a percentage of revenues, our operating income increased from 8.1% in 2019 to 8.8% in 2020. The increase in our operating income during the year ended December 31, 2020 relative to the year ended December 31, 2019 as an absolute amount was attributable to the various gross profit and operating expenses trends described above.

Financial Expenses, net. Financial expenses increased from $22.4 million in 2019 to $29.4 million in 2020. Financial expenses, net increased from $18.7 million in 2019 to $26.9 million in 2020. Financial expenses are influenced by various factors, including: our cash balances; loan balances; outstanding debentures; changes in liabilities related to business combinations; changes in the exchange rate of the NIS against the dollar; changes in the exchange rate of the dollar against the Euro; and changes in the Israeli consumer price index, or CPI.

The increase in net financial expenses in 2020 was primarily attributable to: (i) a financial income of $0.7 million recorded by Formula during the year ended December 31, 2019 mainly with respect to the revaluation of Formula’s Series B Convertible Debentures, which were linked to the dollar, due to the devaluation of the dollar relative to the NIS in 2019 compared to financial expenses of $1.5 million recorded during the year ended December 31, 2020 mainly with respect to revaluation of bank deposits nominated in dollar due to the devaluation of the dollar versus the NIS during 2020; (ii) an increase in Magic Software financial expenses, net from $1.8 million recorded during the year ended December 31, 2019 to an expense of $4.4 million recorded during the year ended December 31, 2020 mainly with respect to valuations of consideration related to acquisitions of $2.3 million recorded during the year ended December 31, 2020 compared to $0 recorded during the year ended December 31, 2019; (iii) an increase in Matrix financial expenses, net from $9.0 million recorded during the year ended December 31, 2019 to $11.2 million recorded during the year ended December 31, 2020 mainly with respect to (a) an increase of $1.1 million recorded with respect to exchange rate differences resulted from devaluation of the US dollar relative to the NIS in 2020, (b) an increase in Matrix interest expenses related to short term and long term loans from banks and other financial institutions from $4.9 million in 2019 to $6.3 million in 2020 and (iv) an increase in Sapiens’ net financial expenses to $6.7 million for the year ended December 31, 2020 compared to financial expense of $4.9 million in the year ended December 31, 2019, mainly attributable to an increase in Sapiens interest expenses related to the outstanding amount of Sapiens Series B Debentures, due to issuance of additional $60 million of those debentures in a June 2020 in a public offering in Israel, which resulted in an increase of $0.8 million of interest expenses during 2020, with the remaining increase mainly related to interest expenses recorded in 2020 with respect to IFRS 16, in an amount of $2.9 million compared to $2.2 million recorded in 2019.

Equity in gains of affiliated companies net. Our equity in gains of affiliated companies, net, decreased from $1.8 million in 2019 to $1.5 million in 2020. Our equity in gains of affiliates in 2020 was mainly attributable to TSG.

Taxes on Income. Taxes on income increased from $27.2 million in 2019 to $31.3 million in 2020, in line with the increase in our income before taxes.

Net income attributable to non-controlling interests. Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies, which were not wholly owned by Formula during each of the periods indicated. Net income attributable to non-controlling interests increased from $55.6 million in 2019 to $67.2 million in 2020, mainly due to: (i) the increase in Sapiens’ net income attributable to its shareholders, from $25.7 million of net income attributable to its shareholders during the year ended December 31, 2019 to $30.0 million of net income attributable to its shareholders during the year ended December 31, 2020; (ii) the increase in Matrix net income attributable to its shareholders from $43.7 million recorded during the year ended December 31, 2019 to $48.2 million recorded during the year ended December 31, 2020; (iii) the increase in Magic Software net income attributable to its shareholders from $20.0 million recorded during the year ended December 31, 2019 to $24.3 million recorded during the year ended December 31, 2020 and (iv) the increase in net income attributable to non-controlling interests recorded in Matrix, from $5.8 million during 2019 to $8.5 million during the year ended December 31, 2020.

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

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that we controlled (subsidiaries). Control is achieved when we are exposed, or have rights, to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as a change in equity by adjusting the carrying amount of the non-controlling interests with a corresponding adjustment of the equity attributable to equity holders of the company less / plus the consideration paid or received. In a situation when we hold less than a majority of voting rights in a given entity, but it is sufficient to unilaterally direct the relevant activities of such entity, then the control is exercised. When assessing whether our voting rights are sufficient to give us power, we consider all facts and circumstances, including: the size of our holding of voting rights relative to the size and dispersion of other vote holders; our potential voting rights and other shareholders or parties; rights arising from other contractual arrangements; significant personal ties and any additional facts and circumstances that may indicate that we have, or do not have the ability to direct the relevant activities when decisions need to be made, inclusive of voting patterns observed at previous meetings of shareholders.

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

Other than in our joint control in TSG in which each of we and Israeli Aerospace Industries Ltd. holds 50% of its voting power, we currently have effective control under IFRS 10 in each of our other investees, Matrix, Sapiens, Magic Software, Michpal, Ofek Ariel Photography and InSync despite the lack of absolute majority of voting power in Matrix, Magic Software and Sapiens. As a result of our effective control in these investees as of December 31, 2020 and in accordance with IFRS 10, we consolidated their financial results with ours throughout the period covered by the financial statements included in Item 18 of this annual report.

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

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

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

Revenue Recognition

IFRS 15 “Revenue from Contracts with Customers” establishes a five-step model to account for revenue arising from contracts with customers and requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers:

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

Under IFRS 15, revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

In determining the amount of revenue from contracts with customers, we evaluate whether we are the principal or the agent in the arrangement. We are considered as the principal when we control the promised goods or services before transferring them to the customer. In these circumstances, we recognize revenue for the gross amount of the consideration. When we area considered as the agent, we recognize revenue for the net amount of the consideration, after deducting the amount due to the principal.

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

The vast majority of licenses that we sell separately (thus representing a separate performance obligation) are intended to provide the customer with a right to use the intellectual property, which means that revenues from the sale of such licenses are recognized at the point in time at which the control over the license is transferred to the customer.

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

iv.	Sale of third-party software licenses and services

Third-party software licenses and services include revenues from the sale of third-party software licenses as well as from the provision of services which, due to technological or legal reasons, must be carried out by subcontractors (this applies to hardware and software maintenance and outsourcing services provided by their manufacturers). Revenues from the sale of third-party licenses are accounted for as sales of goods, which means that such revenues are recognized at the point in time at which control of the license is transferred to the customer. Concurrently, revenues from third-party services, including primarily third-party maintenance services, are recognized over time when such services are provided to the customer.

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

vi.	Sale of training and implementation services

Revenues from training and implementation services are recognized when the service is provided. revenue from training services in respect of public courses whose operating range is up to 3 months will be recognized at the end of the course period. Revenues from training services in respect of long-term courses will be recognized over the term of the course. Revenues from implementation projects ordered by organizations will be recognized according to actual inputs (actually worked hours).

vii.	Variable consideration

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

viii.	Allocating the transaction price to performance obligations

We allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which we expect to be entitled in exchange for transferring the promised goods or services to the customer.

ix.	Significant financing component

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

x.	Costs of contracts with customers

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

We have elected to apply the practical expedient allowed by IFRS 15 according to which costs of obtaining a contract which are expected to be amortized for a period of less than twelve months are expensed to profit or loss as incurred

Commissions to sales and marketing and certain management personnel that are paid based on their attainment of certain predetermined sales or profit goals, are considered as incremental costs of obtaining a contract with a customer, and as such they are deferred and amortized on a systematic basis, in consistent with the transfer of the related performance obligations to the customer. In accordance, sales commissions paid for initial contracts, which are not commensurate with additional commissions paid for renewal of such contracts, are capitalized and amortized over the expected period of benefit (including expected renewals periods). Sales commissions on initial contracts, which are commensurate with additional commissions paid for the renewal of such contracts, are capitalized and then amortized correspondingly to the recognized revenue of the related initial contracts (not including expected renewals periods). Sales commissions for renewal of such initial contracts are capitalized and then amortized on a straight-line basis over the related contractual renewal period. As a practical expedient, if the expected amortization period is one year or less, the commission fee is expensed as incurred.

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

An impairment loss in respect of capitalized costs of obtaining a contract is recognized in profit or loss when the carrying amount of the asset exceeds the remaining amount of consideration that we expect to receive for the goods or services to which the asset relates less the costs that relate directly to providing those goods or services and that have not been recognized as expenses.

We have elected to apply the practical expedient allowed by the Standard according to which incremental costs of obtaining a contract are recognized as an expense when incurred if the amortization period of the asset is one year or less.

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

We assess the recoverability of our capitalized software costs on a regular basis by assessing the net realizable value of these intangible assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life. During the years ended December 31, 2018, 2019 and 2020, no such unrecoverable amounts were identified.

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

Years
Customer relationship and backlog	3-15
Acquired technology	2-8
Brand names and patents	10

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

During the years ended December 31, 2018, 2019 and 2020, no impairment indicators were identified.

Financial instruments:

A.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

We classify and measure the debt instruments in our financial statements on the basis of the following criteria:

●	our business model for the management of financial assets; and

●	the contractual cash flow characteristics of the financial asset.

i.	We measure debt instruments at amortized cost when:

Our business model is to hold the financial assets in order to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment. On the date of initial recognition, we may irrevocably designate a debt instrument as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency, such as when a related financial liability is also measured at fair value through profit or loss

ii.	We measure debt instruments at fair value through other comprehensive income when:

Our business model is to hold the financial assets in order to both collect their contractual cash flows and to sell the financial assets, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Subsequent to the initial recognition, the instruments in this category are measured at fair value. Gains or losses from fair value adjustments, excluding interest and exchange rate differences, are recognized in other comprehensive income.

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

We evaluate at the end of each reporting period the loss allowance for financial debt instruments which are not measured at fair value through profit or loss. We distinguish between two types of loss allowances:

i.	Debt instruments whose credit risk has not increased significantly since initial recognition, or whose credit risk is low - the loss allowance recognized in respect of this debt instrument is measured at an amount equal to the expected credit losses within 12 months from the reporting date; or

ii.	Debt instruments whose credit risk has increased significantly since initial recognition, and whose credit risk is not low - the loss allowance recognized is measured at an amount equal to the expected credit losses over the instrument’s remaining term.

We have short-term financial assets such as trade receivables in respect of which we apply a simplified approach and measure the loss allowance in an amount equal to the lifetime expected credit losses.

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

We derecognize a financial asset when and only when:

i.	The contractual rights to the cash flows from the financial asset expire; or

ii.	We transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

iii.	We retained our contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

D.	Financial liabilities:

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

F.	Compound financial instruments:

i.	Convertible debentures which contain both an equity component and a liability component are separated into two components. This separation is performed by first determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the conversion component is determined to be the residual amount. Directly attributable transaction costs are apportioned between the equity component and the liability component based on the allocation of proceeds to the equity and liability components.

ii.	Convertible debentures that are denominated in foreign currency contain two components: the conversion component and the debt component. The liability conversion component is initially recognized as a financial derivative at fair value. The balance is attributed to the debt component. Directly attributable transaction costs are allocated between the liability conversion component and the liability debt component based on the allocation of the proceeds to each component.

G.	Offsetting financial instruments:

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

H.	Put option granted to non-controlling interests:

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

On January 1, 2019, we first applied IFRS 16, “Leases” (“the Standard”). We elected to apply the provisions of the Standard using the modified retrospective method (without restatement of comparative data).

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

Leases which entitle employees to a company car as part of their employment terms are accounted for as employee benefits in accordance with the provisions of IAS 19 and not as subleases.

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

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly
Land	2-24	5
Motor vehicles	2-3	2

We test for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

ii.	Variable lease payments that depend on an index:

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

Variable lease payments that do not depend on an index or interest rate but are based on performance or usage are recognized as an expense as incurred when we are the lessee.

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

Disclosure of new standards in the period prior to their adoption

1.	Amendment to IFRS 3, “Business Combinations”:

In October 2018, the IASB issued an amendment to the definition of a “business” in IFRS 3, “Business Combinations” (“the Amendment”).

The Amendment clarifies that in order to meet the definition of a “business”, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. The Amendment also clarifies that a business can exist without including all of the inputs and processes necessary to create outputs. The Amendment includes an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business, with no need for other assessments.

The Amendment is to be applied to business combinations and asset acquisitions for which the acquisition date is on or after January 1, 2020.

The initial application of the Amendment did not have a material effect on our financial statements but it may have an effect on the assessment of the definition of a “business” for acquisitions completed after January 1, 2020.

2.	Amendments to IFRS 9, IFRS 7 and IAS 39:

In September 2019, the IASB published amendments to IFRS 9, “Financial Instruments”, IFRS 7, “Financial Instruments: Disclosures” and IAS 39,“Financial Instruments: Recognition and Measurement” (collectively - “the Amendment”).

The Amendment permits certain temporary reliefs for entities applying hedge accounting for IBOR-based instruments which are affected by the uncertainty involving the expected interest rate benchmark reform. This reform has caused uncertainty relating to the timing and amounts of future cash flows from both hedging instruments and hedged items.

The Amendment is applicable for annual periods beginning on January 1, 2020.

The adoption of the Amendment did not have an effect on the Company’s financial statements as of January 1, 2020, since the Company does not have any IBOR-based hedge transactions which could be affected by the timing of the above reform.

Impact of Inflation and Currency Fluctuations on Results of Operations

Our financial statements are stated in U.S. dollars. However, most of our revenues and expenses from our software services revenue line are denominated in NIS and a substantial portion of our revenues and costs from our proprietary software products and related services revenue line are incurred in other currencies, particularly NIS, Euros, Japanese yen, Indian rupee and the British pound. We also maintain substantial non-U.S. dollar balances of assets, including cash, accounts receivable, and liabilities, including accounts payable, debentures and debt to financial institutions Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may adversely affect our business, results of operations and financial condition. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars using the average exchange rate over the period during which the transactions occur, in accordance with IFRS. Therefore, we are exposed to the risk that the devaluation of the NIS relative to the U.S. dollar may reduce the revenue growth rate and profitability for our software services in dollar terms. The average of the daily representative exchange rates of the NIS to the dollar in 2019 and 2020, as reported by the Bank of Israel, was NIS 3.5643 per US$1 and NIS 3.4367 per US$1, respectively. Consequently, this trend slightly increased the dollar value of our NIS- based revenues and profitability for our Israeli software services in 2020 relative to 2019. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently mainly denominated in U.S dollars, Euros, Japanese yen, Indian rupee and the British pound, whereas a substantial portion of our expenses relating to those products, principally salaries and related personnel expenses, are denominated in NIS. As a result, the devaluation of the Euro, Japanese yen, Indian rupee and the British pound relative to the U.S. dollar (in which our financial results are reported) reduces the revenue growth rate and profitability for our proprietary software products and related services in dollar terms, thereby adversely affecting our operating results. From the perspective of expenses (and contrary to the trend involving software services), the devaluation of the NIS relative to the dollar, decreases the relative value, in U.S. dollars, of the NIS-denominated operating costs related to our proprietary software product revenues. That, therefore, increases our profitability and partially compensates for the negative effect that this movement has on our revenues and our profitability from our software services.

Since most of our expenses are incurred in NIS, the dollar cost of our operations also rises as a result of any increase in the rate of inflation in Israel, to the extent that such inflation is not offset, or is only offset on a lagging basis, by the devaluation (if any) of the NIS against the dollar during a relevant period of time. The average Israeli rate of inflation on an annual basis amounted to 0.8%, 0.6% and (0.7%) for the years ended December 31, 2018, 2019 and 2020, respectively. In 2019 and 2020, the NIS appreciated relative to the U.S dollar, whereas in 2018 the NIS devaluated against the dollar (in each case, based on average of the daily representative exchange rates). Therefore, in 2019 and 2020, the appreciation of the NIS relative to the dollar increased the cost of our operations, despite the deflation in Israel. In 2018, the depreciation of the NIS relative to the dollar reduced the dollar cost of our operations, despite the increase that would have otherwise been caused by the rise in inflation in Israel.

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

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation (appreciation) of NIS against the US$*	Devaluation (appreciation) of Euro against the US$*
	%	%	%
2018	0.8	8.1	4.4
2019	0.6	(7.8)	2.0
2020	(0.7)%	(7.0)	(9.3)

*	Reflects the change in the daily exchange rate from the start of such year until the end of such year rather than the change in the average daily exchange rate over the course of that year relative to the previous year.

Effective Corporate Tax Rates in Israel

Tax regulations have a material impact on our business, particularly in Israel where we have our headquarters. The following is a summary of some of the current tax law applicable to companies in Israel, with special reference to its effect on us.

Corporate Tax

Generally, Israeli companies are subject to corporate tax on their taxable income. As of 2018 and thereafter, the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from an AE, BE, PFE or a PTE, in each case, as defined and further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item 5.A below. In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains.

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

An Industrial Company is entitled to certain tax benefits, including:

■	Amortization of the cost of the purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;

■	the right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it; and

■	Expenses related to a public offering are deductible in equal amounts over three years beginning from the year of the offering.

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

The classification of income generated from the provision of usage rights in know-how or software that were developed in a PFE, as well as royalty income received with respect to such usage, is subject, as PFE income, to the issuance of a pre-ruling from the Israel Tax Authority, or ITA, that stipulates that such income is associated with the productive activity of the PFE in Israel.

Dividends paid out of PFI attributed to a PFE or to a Special PFE are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). From 2017 to 2019, dividends paid out of PFI attributed to a PFE, directly to a foreign parent company, were subject to withholding tax at source at the rate of 5% (temporary provisions).

Sapiens has received a tax ruling from the ITA valid until December 31, 2020, according to which dividends paid to Israeli shareholders who are individuals and to non-Israeli shareholders (individuals and corporations) will be subject to withholding tax at source at the rate of 25% and in the case of Israeli resident corporations— 0%, regardless of the source of the dividends. We cannot guarantee that the tax ruling will be extended.

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

In 2011, Magic and one of its Israeli subsidiaries filed a notice to the Israeli tax authorities to apply for the new benefits under the 2011 Amendment.

In 2015, certain of Sapiens’ Israeli subsidiaries filed a notice to the Israeli tax authorities to apply for the new benefits under the 2011 Amendment.

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

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as an SPTE (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the company’s geographic location within Israel. In addition, an SPTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA.

Dividends distributed by a PTE or a Special PTE, paid out of PTI, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed from such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

Sapiens has received a tax ruling under which dividends paid to its Israeli shareholders who are individuals and to non-Israeli shareholders (individuals and corporations) will be subject to withholding tax at source at the rate of 25% and in case of Israeli resident corporations— 0%, regardless the source of the dividends. We cannot guarantee that the Ruling will be extended.

We examined the impact of the 2017 Amendment and the degree to which certain of our Israeli subsidiaries will qualify as a PTE or SPTE, and the amount of PTI that we may have, or other benefits that we may receive, from the 2017 Amendment. Beginning in 2017, part of our Group’s taxable income in Israel is entitled to a preferred 12% tax rate under the 2017 Amendment. In addition, from 2019 onwards, certain of our Israeli subsidiaries are considered an SPTE and are entitled to an SPTE tax rate of 6%, as described above.

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

Current Outlook

We had cash and cash equivalents and short-term investments (including marketable securities) of $405.2 million and $533.2 million as of December 31, 2019 and 2020, respectively. At December 31, 2019 and 2020, we had indebtedness to banks and others, including debentures, of $494.1 million and $545.3 million, respectively, of which $156.7 million and $161.9 million were current liabilities and $337.5 million and $383.4 million were long-term liabilities as of those respective dates. Included in the balance of our indebtedness to banks and others as of December 31, 2020, Formula standalone had indebtedness of $43.5 million and $82.5 million, in the aggregate, outstanding under Formula’s secured debentures (Series A and Series C, respectively) which Formula sold in public offerings in Israel in September 2015 (extended in January 2018) and March 2019 (extended in April 2021), in each case, as described below.

We had cash and cash equivalents that were held outside of Israel and that would have been subject to income taxes if distributed as a dividend as of December 31, 2019 and 2020 in amounts of $54.4 million and $87.3 million, respectively.

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

April 2021 Private Placement

On April 12, 2021, Formula consummated a private placement to qualified investors in Israel of an additional, aggregate NIS 160 million (approximately $48.6 million) principal amount of its non-convertible Series C Secured Debentures at a price of NIS 1,037 for each NIS 1,000 principal amount. The total aggregate gross proceeds received by Formula from the investors was NIS 165.92 million (approximately $50.4 million), out of which NIS 1.7 million was attributed to interest payable (approximately $0.5 million). Debt premium of NIS 4.4 million (approximately $1.0 million) net of issuance costs of NIS 0.9 million (approximately $0.3 million) were allocated to the Formula Systems Series C Secured Debentures and are amortized as financial income over the remaining term of Formula Systems Series A Secured Debentures due in 2026.

The additional debentures were sold by means of an increase in the outstanding principal amount of Series C Secured Debentures. As a result of this private placement, the total outstanding principal amount of the Series C Debentures increased to approximately NIS 427 million. The Series C Secured Debentures sold in the private placement are subject to the terms of the deed of trust, entered into in March 2019, by and between Formula, as the issuer of the debentures, and Reznick Paz Nevo Trusts Ltd., as trustee on behalf of the debenture holders.

The terms of the Series C Debentures sold in the April 2021 private placement were identical in all respects to those of the Series C Debentures sold in Formula’s March 2019 public offering.

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

We have agreed to standard events of default under the Series A Secured Debentures and Series C Secured Debentures, together with the following additional events of default due to any of the following:

●	cross default, excluding following an immediate repayment initiated in relation to the other series of debentures or other indebtedness (other than non-recourse debt) over NIS 75 million ($23.3 million as of December 31, 2020);

●	suspension of trading of the debentures on the TASE over a period of 60 days;

●	failure to have the debentures rated over a period of 60 days;

●	if the rating of the debentures is less than BBB- by Standard and Poors Maalot or equivalent rating of other rating agencies;

●	if there is a change in control without consent of the rating agency;

●	if Formula fails to provide additional security when the loan-to-value of the securities securing the Series A Secured Debentures or Series C Secured Debentures (as applicable) falls below the required ratio;

●	the existence of a real concern that Formula will not meet its material undertakings towards the debenture holders;

●	the inclusion in Formula’s financial statements of a note regarding the existence of significant doubt as to Formula’s ability to continue as a going concern;

●	breach of Formula’s undertakings regarding the issuance of additional debentures;

●	Formula’s failure to continue to control any of its subsidiaries; and

●	failure to comply with the negative pledge covenant.

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

Currently, Matrix, Sapiens, Magic Software and Formula have such material credit facilities and/or debentures outstanding. The long-term debt obligations of Matrix bear fixed interest at an average annual rate of 2.0%-3.45% and floating interest at a rate of LIBOR + 2.2%. The long-term debt obligations of Magic Software bear fixed interest at an annual rate of 2.6%-5.0% and floating interest at a rate of PRIME + 0.2% The long-term debt obligations of Sapiens bear fixed interest at an annual rate of 3.37%. These credit facilities and/or debentures expire over a period of time that ranges from one to seven years.

As of December 31, 2020, Matrix had aggregate short-term obligations to banks and others of NIS 349.9 million (approximately $108.9 million) and aggregate long-term obligations to banks of NIS 537.1 million (approximately $167.1 million) under its credit facilities. As of December 31, 2020, Magic Software had aggregate short-term obligations to banks and others of $11.6 million and aggregate long-term obligations to banks and others of $13.3 million under its credit facilities.

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

In June 2020, Sapiens issued additional Sapiens’ Series B Debentures in an aggregate principle amount of NIS 210 million (approximately $60.4 million) through a public offering in Israel. The gross proceeds received for the issuance of Sapiens’ Series B Debentures in June 2020 were NIS 210.8 million (approximately $60.6 million), out of which approximately NIS 3.0 million was attributed to interest payable (approximately $0.9 million). Debt discount of NIS 2.2 million (approximately $0.6 million) and issuance costs of NIS 2.3 million (approximately $0.7 million) were allocated to Sapiens’ Series B Debentures and are amortized as financial expenses over the remaining term of the Sapiens Series B Debentures due in 2026.

On October 20, 2020, Sapiens closed an underwritten follow-on public offering of 3,389,830 of its common shares at a public offering price of $29.50 per share, before underwriting discounts and commissions. Sapiens also granted the underwriters a 30-day option to purchase up to an additional 508,474 common shares at the public offering price, less underwriting discounts and commissions, which option was exercised in full. In total, Sapiens raised net proceeds of approximately $108.7 million from the offering, after deducting underwriting discounts and commissions and estimated offering expenses.

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

On December 31, 2019, Formula reported publicly to the TASE and Israeli Securities Authority that Midroog (established in affiliation with the worldwide rating company, Moody’s Corporation which maintains a 51% share capital interest), had upgraded its credit rating from A1+.il (issued on January 2019) to Aa3.il with stable outlook for Formula’s current series of secured debentures (Series A Secured Debentures and Series C Secured Debentures) that are traded on the TASE and for Formula as an issuer. On April 2021, following Formula consummation of a private placement to qualified investors in Israel of an additional, aggregate NIS 160 million (approximately $48.6 million) principal amount of its non-convertible Series C Secured Debentures, Formula reported publicly to the TASE and Israeli Securities Authority that Midroog maintained its credit rating of Aa3.il with stable outlook for Formula’s current series of secured debentures (Series A Secured Debentures and Series C Secured Debentures), including the addition to its non-convertible Series C Secured Debentures.

On March 10, 2019, Formula reported publicly to the TASE and Israeli Securities Authority that Standard & Poor’s Maalot, or S&P, (a subsidiary of S&P Global) had issued a credit rating of ilAA- for the new Series C Secured Debentures, for an aggregate principal amount of up to NIS 300.0 million (par value) that was subsequently issued and sold on March 31, 2019. That credit rating echoes the credit rating (ilAA-) for Formula’s other current series of secured debentures (Series A Secured Debentures) that are traded on the TASE. S&P’s credit rating for Formula as an issuer remained ilA+/stable as of that report. On April 8, 2021, in connection with its private placement of additional Series C Secured Debentures, Formula publicized rating reports published by S&P with respect to Formula and its two-outstanding series of debentures. In those reports, S&P, maintained the rating of ilAA- for both series of Formula’s debentures as well as the rating of ilA+/stable for Formula. The credit ratings are based on a number of factors and considerations.

On April 2021, following Formula consummation of a private placement to qualified investors in Israel of an additional, aggregate NIS 160 million (approximately $48.6 million) principal amount of its non-convertible Series C Secured Debentures, Formula reported publicly to the TASE and Israeli Securities Authority that S&P maintained its credit rating of ilAA- for both series of Formula’s debentures as well as the rating of ilA+/stable for Formula, including the addition to its non-convertible Series C Secured Debentures.

In connection with Sapiens offering of the Series B Debentures, Sapiens received from S&P a corporate credit rating and a rating for the Series B Debentures, which S&P Maalot affirmed, as of June 2020, July 2019 and 2018, as ilA+, with stable outlook.

As of the date of the financial statements included in this annual report, each of Formula, Sapiens, Magic Software and Matrix were in compliance with each of their respective financial covenants.

Cash Provided by Operating Activities

Cash flow provided by our operating activities increased from $196.1 million in 2019 to $286.9 million in 2020.

Net cash provided by operating activities in 2020 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to: (i) depreciation and amortization of capitalized research and development assets, other intangible assets (mainly customer relations), property, plants and equipment and operating right-of-use assets in an aggregate amount of $95.5 million; (ii) an increase in employee benefit liabilities in an amount of $1.2 million; (iii) stock-based compensation expenses in an amount of $7.8 million; (iv) an increase in value of short-term and long-term loans from bank and others and deposits, net in an aggregate amount of $5.5 million; (v) a decrease in trade receivables in an amount of $23.3 million; and (vi) an increase in other accounts payable and employees and payroll accrual in an amount of $34.9 million;

Cash flow provided by operating activities in 2020 was primarily comprised of NIS 535.2 million (approximately $155.6 million) provided by Matrix, $65.3 million provided by Sapiens, $57.1 million provided by Magic Software, $10.4 provided by Michpal, $5.0 provided by Ofek and approximately $0.2 million provided by Insync, Michpal, offset by $6.6 million used by Formula.

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

Cash Provided by Financing Activities

Cash provided by financing activities was $9.9 million in 2020 compared to $6.0 million in 2019, mainly reflecting the cumulative effect of the following financing-related transactions that occurred over the course of those years:

Year Ended December 31, 2020

In March 2020, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 35.4 million (approximately $9.8 million), of which $5.0 million was paid to non-controlling interests.

In May 2020, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 29.2 million (approximately $8.5 million), of which $4.3 million was paid to non-controlling interests.

In May 2020, Magic Software declared a cash dividend to its shareholders of $0.08 per share (or approximately $3.9 million, in the aggregate), which was paid during June 2020, of which $2.1 million was paid to non-controlling interests.

In May 2020, Sapiens declared a cash dividend to its shareholders of $0.14 per share (or approximately $7.1 million, in the aggregate), which was paid during June 2020, of which $3.7 million was paid to non-controlling interests.

In August 2020, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 29.2 million (approximately $8.5 million), of which $4.3 million was paid to non-controlling interests.

In August 2020, Magic Software declared a cash dividend to its shareholders of $0.175 per share (or approximately $8.6 million, in the aggregate), which was paid during September 2020, of which $4.7 million was paid to non-controlling interests.

In November 2020, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 31.0 million (approximately $9.6 million), of which $4.8 million was paid to non-controlling interests.

In addition, net cash provided by financing activities in 2020 was attributable to: (i) the issuance of Sapiens additional Series B Debentures in an amount of $60.3 million excluding issuance costs of $0.3 million, in a public offering in June 2020; (ii) $108.7 million of net proceeds raised by Sapiens from a follow-on offering in the U.S. in October 2020, (iii) Receipt of long-term loans in an amount of $91.0 million and (iv) exercise of employees’ stock options in subsidiaries in an amount of $5.3 million, offset in part by (a) repayment of long-term loans from banks and others in an amount of $79.3 million; (b) dividend to Formula’s shareholders in an amount of $14.9 million; (c) dividends paid to non-controlling interests in subsidiaries in an amount of $40.4 million; (d) repayment of obligations under debentures in an aggregate amount of $29.8 million; (e) repayment of lease liabilities in an amount of $33.6 million; (g) decrease of short-term bank credit, net in an amount of $29.6 million; and (h) Purchase of non-controlling interests in an amount of $6.3 million.

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

Cash Used in Investing Activities

Net cash used in our investing activities was $177.0 million in 2020, compared to $108.2 million in 2019.

Net cash used in investing activities in 2020 was attributable to: (i) expenditures (net of cash acquired) with respect to business acquisitions in an aggregate amount of $141.4 million; (ii) purchase of property and equipment in an amount of $16.7 million; (iii) capitalization of software development and other costs in an amount of $9.3 million; (iv) payments to former shareholders of consolidated companies in an amount of $6.7 million; (v) decrease in short-term and long-term deposits, net in the amount of $22.8 million; and (vi) payments in conjunction with deferred payments and contingent liabilities related to business combinations in an amount of $9.1 million. This cash use was offset in part by the following cash amounts provided by investing activities in 2020: (i) proceeds from maturity and sale of marketable securities, net in an amount of $5.4 million; (ii) divided proceeds from TSG in an amount of $3.0 million; and (iii) proceeds from sale of property and equipment in an amount of $0.7 million.

Net cash used in investing activities in 2019 was attributable to: (i) expenditures (net of cash acquired) with respect to business acquisitions in an aggregate amount of $52.5 million; (ii) purchase of property and equipment in an amount of $22.4 million; (iii) capitalization of software development and other costs in an amount of $9.8 million; (iv) payments to former shareholders of consolidated companies in an amount of $1.0 million; and (v) payments in conjunction with deferred payments and contingent liabilities related to business combinations in an amount of $8.3 million. This cash use was offset in part by the following cash amounts provided by investing activities in 2019: (i) proceeds from maturity and sale of marketable securities, net in an amount of $3.4 million; (ii) change in short-term and long-term deposits, net in an amount of $8.2 million; and (iii) proceeds from sale of property and equipment in an amount of $1.7 million.

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

In September 2015, Formula consummated a public offering in Israel of its Series A Secured Debentures and Series B Convertible Debentures. The debentures were listed for trading only on the TASE. In the public offering, Formula issued and sold a total amount of NIS 227,260,000 ($57.8 million) par value of the debentures, which were subdivided into Series A Secured Debentures and Series B Convertible Debentures. In January 2018, Formula issued and sold an additional NIS 150 million par value of Series A Secured Debentures for aggregate gross proceeds totaling NIS 155.2 million (approximately $45.6 million), excluding issuance costs of $0.2 million. In March 2019, Formula issued and sold an aggregate NIS 300 million par value amount of Series C Secured Debentures for aggregate gross proceeds of NIS 300.0 million (approximately $82.6 million) excluding issuance costs of $0.9 million. In April 2021, Formula issued additional Series C Secured Debentures in an aggregate principle amount of NIS 160,000,000 (approximately $48.6 million) through a private placement to qualified investors in Israel. The gross proceeds received by Formula for the issuance of the additional Series C Secured Debentures in April 2021 were NIS 165.9 million (approximately $50.4 million). Debt premium of NIS 4.4 million (approximately $1.0 million) net of issuance costs of NIS 0.9 million (approximately $0.3 million) were allocated to the Formula Systems Series C Secured Debentures and are amortized as financial income over the remaining term of Formula Systems Series A Secured Debentures due in 2026. No Series B Convertible Debentures remain outstanding as of the date of this annual report. For a description of the amounts outstanding under these debenture series and the related covenants and restrictions to which we are subject, please see “Israeli Debenture Offerings” above in this Item 5.B (“Liquidity and Capital Resources”).

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

Subsidiary Commitments

Our subsidiaries do not have any material commitments for capital expenditures as of December 31, 2020 or as of the date of this annual report.

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

Our subsidiaries and affiliate as of December 31, 2020 have provided bank guarantees aggregating to approximately $44.7 million as security for the performance of various contracts with customers. If our subsidiaries and affiliates were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

Our subsidiaries and affiliate as of December 31, 2020 have also provided additional bank guarantees aggregating to $8.0 million as security for rent to be paid for their offices. If our subsidiary and affiliate were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees pay amounts claimed to be due.

Pursuant to the Series A Secured Debentures and Series C Secured Debentures described above, liens have been incurred over a certain portion of our investment in outstanding shares of Matrix, Sapiens and Magic Software, in respect of the amounts shown in the table below:

	December 31, 2020
	Formula’s series A secured Debentures	Formula’s series C secured debentures
Matrix ordinary shares, par value NIS 1.0 per share	4,128,865	6,031,761
Magic Software ordinary shares, par value NIS 0.1 per share	5,825,681	2,411,474
Sapiens common shares, par value €0.01 per share	1,260,266	2,957,590

We and IAI have granted TSG, our jointly controlled affiliate, in equal share, a guarantee of NIS 40 million (approximately $12.4 million) as security against TSG’s bank credit line and bank guarantees issued by TSG for the performance of various contracts with its customers.

C.	Research and Development, Patents and Licenses, etc.

The net amounts that we spent on research and development activities in 2019 and 2020 were $46.7 million and $52.6 million, respectively. For more information about our research and development activities, see “Item 4. Information on the Company—Business Overview— Software Development.”

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2020.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
	(U.S. dollars, in thousands)
Long-term debt obligations (1)	311,654	125,682	134,565	51,407	-
Lease obligations	139,287	33,887	47,499	22,175	35,726
Liabilities in respect of the acquisitions of operations	29,365	8,105	21,260	-	-
Debentures	267,036	47,468	91,333	86,627	41,608
Liability to the Innovation Authority (2)	260	260	-	-	-
Uncertainties in income taxes (3)	9,091	-	-	-	9,091
Accrued severance payments, net (4)	15,119	-	-	-	15,119
Total	771,812	215,402	294,657	160,209	101,544

(1)	Includes interest.
(2)	Does not include contingent liabilities to the Innovation Authority of approximately $6.0 million as described in Note 19(e) to our consolidated financial statements contained elsewhere in this annual report.
(3)	Payment of uncertain tax benefits would result from settlements with taxation authorities. Due to the difficulty in determining the timing of settlements, this information is not included in the above table. We do not expect to make any significant payments for these uncertain tax positions within the next 12 months.
(4)	Accrued severance payments, net relate to accrued severance obligations and notice obligations mainly to our Israeli employees as required under Israeli labor law or personal employment agreements. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information about our directors and senior management as of April 30, 2021.

Name	Age	Position	Expiration of Current Term of Directorship/Office
Guy Bernstein	53	Chief Executive Officer	December 31, 2021
Asaf Berenstein	43	Chief Financial Officer	No formal arrangement regarding expiration of term of office
Maya Solomon-Ella	43	Chief Operational Officer	No formal arrangement regarding expiration of term of office
Marek Panek	51	Chairman of the Board of Directors	2021 annual shareholders meeting
Rafal Kozlowski	47	Director	2021 annual shareholders meeting
Ohad Melnik(1) (3)	50	Director	2021 annual shareholders meeting
Eli Zamir(1) (2) (3)	52	External director	January 2022
Iris Yahal(1) (2) (3)	59	External director	January 2022

(1)	Serves on the audit committee of our board of directors.
(2)	Serves as an external director under the Companies Law. See “Item 6. Directors, Senior Management and Employees—Board Practices—External Directors under the Companies Law; Audit Committee; Internal Auditor; Approval of Certain Transactions under the Companies Law,” below.
(3)	Serves on the compensation committee of our board of directors.

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

Marek Panek has served as one of our directors since November 2010. Since January 2007 he has been the Executive Board Member of Asseco Poland S.A. and he is responsible for supervising the Capital Group Development Division and the EU Projects Office. Mr. Panek also holds and has held several other positions at Asseco and its affiliates, including Executive Board Member in Asseco International, a.s. (since October 2017), Supervisory Board Member of Asseco Central Europe, a.s. (since September 2011), Member of Board of Directors of Asseco Denmark (since March 2011) and Peak Consulting Group ApS (since January 2016), Supervisory Board Member of Asseco Lietuva UAB (since June 2011), Chairman of GSTN Consulting Sp. z o.o. (since November 2017), Supervisory Board Member of Asseco Innovation Fund Sp. z o.o. (since December 2018), Chairman of the Supervisory Board of Nextbank Software (since March 2019) and Supervisory Board Member of adesso banking solutions GMBH (since September 2020). Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996); Marketing Director (from October 1996 to March 2003); Sales and Marketing Director (from April 2003 to March 2004); and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007). Prior to joining Asseco, Mr. Panek was employed at the ZE Gantel Sp. z o.o. from 1993 to 1995. Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having been awarded a master’s degree in engineering.

Rafał Kozlowski has served as one of our directors since August 2012. From December 2020 Mr. Kozlowski has started as a President of the Management Board of Asseco Enterprise Solutions. Since June 2012 to March 2021, Mr. Kozlowski has served as Vice President of the Management Board and Chief Financial Officer of Asseco. Mr. Kozlowski but still is a member of the Asseco Group Board of Directors responsible for finance. From May 2008 to May 2012, Mr. Kozlowski served as Vice President of Asseco South Eastern Europe S.A. responsible for the company’s financial management. Mr. Kozlowski was directly involved in the acquisitions of companies incorporated within the holding of Asseco South Eastern Europe, as well as in the holding’s IPO process at the Warsaw Stock Exchange From 1996 to 1998, he served as Financial Director at Delta Software, and subsequently, from 1998 to 2003 as Senior Manager at Veraudyt. In the years 2004-2006, he was Head of Treasury Department at Softbank S.A. where he was delegated to act as Vice President of Finance at the company’s subsidiary Sawan S.A. From 2007 through June 2009, he served as Director of Controlling and Investment Division at Asseco Poland S.A. Mr. Kozlowski graduated of the University of Warsaw, obtaining Master’s degree at the Faculty of Organization and Management in 1998. He completed the Project Management Program organized by PMI in 2004, the International Accounting Standards Program organized by Ernst & Young Academy of Business in the years 2005-2006 and the Emerging CFO: Strategic Financial Leadership Program by Stanford GSB in 2019.

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

Iris Yahal has served as one of our external directors, the chairperson of our audit committee since April 2013 and a member of our compensation committee since July 2013. Ms. Yahal has also served as an external director and chairperson of the audit committee of AI CONVERSATION SYSTEMS LTD. (TASE: AICS), previously known as Formula Vision Technologies, Ltd. (TASE: FTV), since 2017. Ms. Yahal is an independent strategic transaction advisor for various software, renewable energy, infrastructure and biotech companies since 2007. From 1995 through 2007, Ms. Yahal served as Chief Financial Officer of BluePhoenix Solutions Ltd., a public company listed on the NASDAQ Global Market and the TASE. In addition, from 1999 through 2007 Ms. Yahal served as a director of BluePhoenix Solutions and each of its international subsidiaries. From 1991 until 1996, Ms. Yahal served as a controller at Argotech Ltd. which, at that time, was a wholly owned subsidiary of our company, operating as a start-up incubator. Prior to 1991, Ms. Yahal worked as an auditor with Wallenstein and Co., a public accounting firm. Ms. Yahal holds a B.A. degree in accounting and statistics and an M.B.A degree in business administration, both from Tel- Aviv University and is a certified public accountant in Israel

Arrangements for the Election of Directors; Family Relationships

Asseco is our largest shareholder, holding 25.6% of our outstanding share capital and under its October 2017 shareholders agreement with our chief executive officer, Mr. Guy Bernstein, Asseco has been granted an irrecoverable proxy to vote an additional 1,817,973 of our ordinary shares, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of approximately 37.5% of our outstanding share capital (each of which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares. Asseco has significant influence over the election of the members of our board of directors (other than our external directors). Other than as described immediately above, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such.

Mr. Guy Bernstein and Mr. Asaf Berenstin are first cousins. Other than such relationship, there are no family relationships among our executive officers and directors.

B.	Compensation

Aggregate Compensation Paid to Directors and Executive Officers

Formula paid to its directors and executive officers, consisting of the individuals listed above in the table under “—Directors and Senior Management”, direct remuneration and provided related benefits of approximately $3.6 million, in the aggregate, with respect to 2020. This aggregate compensation amount includes amounts set aside or accrued to provide pension, retirement or similar post-employment benefits, which themselves totaled $0.1 in 2020. This aggregate compensation amount furthermore includes expenses recorded with respect to equity-based compensation in a total amount of $1.3 million for 2020.

The above aggregate compensation amount does not, however, include the following:

●	expenses, including business travel, professional and business association dues and expenses, for which Formula reimburses its officers; and

●	other fringe benefits that companies in Israel commonly reimburse or pay to their officers,

as amounts incurred for such expenses and benefits in 2020 were paid in reimbursement of activities carried out by our directors and executive officers for strict business purposes in carrying out their duties on behalf of Formula and were therefore not compensatory in nature.

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

The table below reflects the compensation paid to our five most highly compensated office holders (each of whom is a member of our management) during or with respect to the year ended December 31, 2020. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2020.

Compensation of Management(1)

Name and Position(2), (3)	Salary ($)	Benefits And Perquisites ($)	Variable Compensation ($)	Equity Based Compensation ($) (5)
Guy Bernstein – CEO	508	(4)	(6)	1,605
Asaf Berenstin – CFO	(3)	(3)	-	13
Maya Solomon-Ella – COO	153	32	35	106

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements. We have two office holders who are members of management who are compensated by Formula (CEO and COO). For disclosure concerning compensation paid by us to our remaining four most highly compensated office holders (all of whom are directors), please see the table under “Compensation of Directors” below.

(2)	The executive officers listed in the table are full-time employees or consultants of Formula. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2018.

(3)	Our Chief Financial Officer, Asaf Berenstin, also serves as the chief financial officer of our subsidiary Magic Software. Pursuant to an agreement between Magic Software and Formula, Mr. Berenstin allocates 40%-50% of his time to Formula. Because he is not regularly compensated by Formula, except for equity based compensation, Mr. Berenstin is not listed in this table. However, Formula recognized an expense of $13,000 in 2020 with respect to restricted shares granted to Mr. Berenstin.

(4)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive officer, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2020 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in Note 17(b) to our consolidated financial statements, contained elsewhere in this annual report.

(6)	Under his service agreement with us, our chief executive officer, is entitled to an annual bonus in an amount equal to 3.3% of our net profit (including capital gains) after tax. An advance of 70% of the estimated bonus with respect to each year is paid over the course of the year, divided into quarterly installments, which is estimated based on our quarterly financial statements and is subject to final adjustment at the end of the year.

Compensation of Directors

The following table sets forth information with respect to compensation of our directors (none of whom serves as an employee of our company) during fiscal year 2020. The fees to the directors were paid by Formula.

Name and Principal Position	Total Fees Earned or Paid in Cash ($)(1)
Marek Panek – Chairman	37,800
Rafal Kozlowski – Director	37,800
Ohad Melnick – Director	47,150
Eli Zamir - External Director	47,150
Iris Yahal- External Director	68,350

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements.

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

In June 2013, all 1,122,782 options were exercised into ordinary shares. Such ordinary shares have been deposited with a trustee and, pursuant to the terms of our 2011 Plan and the option agreement with respect to such options, our chief executive officer is not permitted to vote or dispose of them until the shares are released from the trust. All shares participate in dividends and have the right to vote, however for so long as the shares are held by the trustee (even if they have vested) the voting rights may only be exercised by the trustee. In accordance with the guidelines of our 2011 Share Incentive Plan for so long as the shares underlying any grant under the plan are being held by the trustee they will be voted by the trustee in the same proportion as the results of the other shares voting in the shareholder meeting. Only those shares for which the vesting period has expired may be collected from the trustee. On August 3, 2017 and August 22, 2017 Asseco sold 2,356,605 and 589,151, respectively, Formula ordinary shares, representing 20% of our outstanding share capital, to 11 Israeli financial institutions and to our Chief Executive Officer, respectively, in privately negotiated sales transactions. The sale resulted in a decrease of Asseco’s equity interest in Formula from 46.3% to 26.3% and its loss of control of Formula. In accordance with Mr. Guy Bernstein’s share-based award plan, that loss of control in the Company resulted in the immediate acceleration of all his unvested shares, which amounted to 350,869 as of such date. As of April 30, 2021, all 1,122,782 shares were fully vested, although they remained in the trust.

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

On November 3, and 4, 2020, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, re-approved an eight-year equity-based award of compensation—in the form of 611,771 restricted share units, or RSUs— to our chief executive officer, Mr. Guy Bernstein. The terms of the grant were described in Proposal 5 of the proxy statement for our November 2, 2020 annual general meeting of shareholders (referred to as the Proxy Statement and Annual Meeting, respectively), which was attached as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on September 17, 2020 and available at the following link:

https://www.sec.gov/Archives/edgar/data/1045986/000121390020027121/ea127015ex99-1_formulasys.htm

The re-approved grant modifies the composition of the RSUs being granted to the our chief executive officer from what was proposed in Proposal 5 at the Annual Meeting, adjusting the ratio between time-based-vesting and performance-based-vesting RSUs from 80%-20% to 66.67%-33.33%.

As previously reported by Formula in its Form 6-K furnished to the SEC on November 2, 2020, the originally-proposed grant was not approved pursuant to Proposal 5 at the Annual Meeting. In re-considering and re-approving the grant, the our compensation committee and board of directors acknowledged that the requisite majority of our shareholders for the approval of Proposal 5 had not been achieved at the Annual Meeting. The committee and board nevertheless evaluated our Group’s performance and achievements under the management of our chief executive officer, and in view of his expected further contribution to the Group’s success, determined that the proposed grant is strongly linked to the Group’s performance and the resulting increase in shareholders’ value. Consequently, consistent with their authorities under the Companies Law, the compensation committee and board of directors approved the modified (as described above) award of the RSUs.

Please see Item 8.A, “Legal Proceedings” below for a description of the legal proceedings that have been brought in respect of the CEO’s RSU grant.

The award, to be granted to Emil Sharvit (2001) Consulting and Project Management Ltd., through which our chief executive officer, provides services to us grants 611,771 restricted stock units (“RSUs”) in respect of ordinary shares of Formula Systems. 66.67% of the RSUs (i.e., 407,847 RSUs) are subject to time-based vesting that shall start as of the grant date and shall end at December 31, 2027 subject to the continued engagement of our chief executive officer with us as of that date (the “Vesting Period”); and up to 33.33% of the RSUs (i.e., 203,924 RSUs as of the date hereof) are subject to performance-based vesting, and shall vest at December 31, 2027 on a pro-rata basis with respect to each fiscal year (starting as of January 1, 2020) during the Vesting Period in which the Target EBITDA (as defined below) is achieved, subject to the continued engagement of our chief executive officer with us. At the end of the vesting period, the number of performance based RSUs that vests shall be equal to (i) the number of fiscal years in which the Target EBITDA was achieved multiplied by (ii) 25,490.50 RSUs (rounded to the nearest whole number, up to a cap of 203,924 RSUs in total).

The “Target EBITDA” in a given fiscal year during the Vesting Period shall mean our EBITDA in that certain fiscal year (as reflected in the our annual audited consolidated financial statements), excluding the cost attributed to the applicable portion of the RSUs in the our annual audited consolidated financial statements for the applicable fiscal year (as to which the review of performance is made to determine whether one eighth of the Performance Based RSUs (i.e., 25,490.50 RSUs) shall become vested at the end of the Vesting Period). The Target EBITDA shall be not less than 105% of 75% of our consolidated EBITDA in the previous fiscal year, excluding the cost attributed to the applicable portion of the RSUs in our annual audited consolidated financial statements for such previous fiscal year (the “Previous Year”). Such examination of EBITDA shall be made on the basis of the our annual audited consolidated financial statements as reflected in our annual report on Form 20-F, and in the event that we sells any of our operations, the Target EBITDA shall be adjusted as applicable for future reference by removing the results of the operations that were sold.

In the event that with respect to any specific fiscal year (the “Specific Year”), the Target EBITDA is not achieved, the Target EBITDA with respect to such Specific Year will still be deemed to have been met for the purpose of vesting of RSUs in the event that either: (i) the EBITDA in the fiscal year immediately following the Specific Year was at least 110.25% of 75% of our EBITDA in the year preceding the Specific Year, or (ii) in case that the condition in the foregoing clause (i) was not met, then the EBITDA in the second fiscal year following the Specific Year was at least 115.7625% of 75% of our EBITDA in the year preceding the Specific Year. Accordingly, in case that either clause (i) or (ii) was met for a certain Specific Year, then the vesting with respect to such Specific Year shall be deemed to have been achieved, and those RSUs shall become vested as of the end of the Vesting Period. In the event that neither of the conditions described in clauses (i) or (ii) was met, the portion of RSUs for the applicable Specific Year shall automatically expire and terminate.

Notwithstanding the foregoing, in case the Target EBITDA is met (in accordance with the above terms) in a certain fiscal year, yet the Target EBITDA is less than 105% of 75% of the average EBITDA for the three fiscal years that consist of the subject fiscal year and the two preceding years (excluding the cost attributed to the applicable portion of the RSUs in our annual audited consolidated financial statements for such applicable fiscal years), then regardless of meeting the Target EBITDA, the number of performance-based RSUs that vests shall be reduced by 20%.

Total fair value of the grant was calculated based on Formula Systems share price on the grant date and equaled to NIS 170.9 million, or $50.1 million ($81.8 per share). The total compensation expense we recorded in our statement of profit or loss, in accordance with accounting principles, for the year ended December 31, 2020, was $1.2 million.

In addition to the RSU grant terms described above, our board of directors has approved, following the approval by Formula’s compensation committee, an adjustment to the above-described RSU grant based on dividends that we distribute to our shareholders. During the Vesting Period of the RSUs, in the event that any dividend, in cash or in kind, is distributed to our shareholders, then in addition to the distribution to all shareholders, there will be an equivalent payment to our chief executive officer with respect to all RSUs that were not converted into shares (whether or not vested) in an amount equal to the pro-rata portion of the overall dividend amount that the RSUs constitute out of our issued and outstanding share capital as of the date of the distribution. For those purposes, the RSUs will be counted as if they are already vested and converted into shares. These special RSU dividend amounts shall be paid and/or set aside by us for the benefit of our chief executive officer, all as described below.

For the purpose of payment of the Dividend Amounts to our chief executive officer, the Vesting Period shall be regarded as if it has commenced on January 1, 2020 (other than with respect to distributions and any related dividend amount which were made prior to the grant of the RSUs and which are explicitly excluded), and will be divided into 32 fiscal quarters (each, referred to as a Fiscal Quarter). The dividend amount within each dividend distributed to our shareholders will be released to, or set aside for, our chief executive officer together with the distribution of the dividend. The portion of the Dividend Amount to be released to our chief executive officer will in each case be based on the number of Fiscal Quarters that have lapsed at the time of distribution of the dividend. The remainder of the Dividend Amount will be set aside and paid to our chief executive officer on a pro-rata basis upon the expiration of each Fiscal Quarter until the Dividend Amount is released in full at the end of the Vesting Period for the RSUs

In the event of termination of our chief executive officer services agreement, by us for Cause (as defined in the services agreement), the RSUs will immediately terminate and become null and void, and all interests and rights of our chief executive officer in and to the same will expire. In case of termination of our chief executive officer services agreement by us not for Cause, or due to the resignation of our chief executive officer for Good Reason, all unvested RSUs that could have vested from the grant date until December 31, 2027, assuming all performance and time conditions and future targets would have been fulfilled (including all targets that would have resulted in vesting with respect to any Previous Year which could have still been met in future years), will accelerate and become immediately vested and exercisable, regardless of the actual occurrence or failure to occur of any of the future performance targets relating to those RSUs.

In the event of resignation by our chief executive officer not for Good Reason, our chief executive officer RSUs will vest, in an accelerated manner, in such portion equal to the pro-rata portion of the Vesting Period that has already lapsed (based on the full number of Fiscal Quarters that have lapsed form January 1, 2020 until the actual resignation date, including notice period). However, any Performance Based RSUs for which the applicable target was not achieved up until the resignation date (including the notice period) will expire and terminate.

Restricted Share Grants to Chief Financial Officer

In November 2014, our board of directors awarded our Chief Financial Officer, Asaf Berenstin, 10,000 restricted shares under the 2011 Plan, or the Restricted Shares. The Restricted Shares vest on a quarterly basis over a four-year period, which commenced on November 13, 2014 and concludes on November 13, 2018, provided that during such time the Chief Financial Officer will continue to serve as (i) an officer of the Company and/or (ii) an officer in one of the directly held affiliates. If the Chief Financial Officer fails to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula), then, he will be deemed to have complied with clauses (i) or (ii) above. If a change of control of the Company occurs, then all unvested Restricted Shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and amounted to $239,000 ($23.9 per share). As a result of Asseco’s sale of Formula ordinary shares representing 20% of our outstanding share capital in August 2018, as described above, Asseco lost control of Formula. In accordance with Mr. Berenstin’s share-based award plan, such loss of control resulted in the immediate acceleration of all his unvested Restricted Shares, which amounted to 3,125 as of that date. As of May 1, 2021, all 10,000 shares awarded to Mr. Berenstin are fully vested, although they remain in the trust.

In August 2017, our board of directors awarded our Chief Financial Officer, Asaf Berenstin, 10,000 additional restricted shares under the 2011 Plan. These additional restricted shares vest on a quarterly basis over a three-year period, which commenced on August 17, 2017 and concludes on August 16, 2020, provided that during such time the Chief Financial Officer continues to serve as (i) an officer of the Company and/or (ii) an officer in one of our directly held affiliates. If he fails to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula); then, the Chief Financial Officer will be deemed to have complied with clauses (i) or (ii) above. Notwithstanding the foregoing, if a change of control of Formula occurs, then all unvested additional restricted shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and amounted to $371,000 ($37.11 per share). In June 2020, Mr. Berenstin sold in the open market 9,167 of the shares granted to him under this grant. As of May 1, 2021, 833 shares still remain in the trust.

Restricted Share Grants to Chief Operational Officer

In November 2018, our board of directors awarded our Chief Operational Officer, Maya Solomon, 10,000 restricted shares under the 2011 Plan. These additional restricted shares vest on an annual basis over a four-year period, which commenced on November 19, 2018 and concludes on November 18, 2022, provided that during such time the Chief Operational Officer continues to serve as (i) an officer of the Company and/or (ii) an officer in one of our directly held affiliates (we refer to this as the Service Condition). In the event that the Service Condition is no longer satisfied, the granted restricted shares that have not yet vested will terminate automatically and the unvested portion of the granted restricted shares will be returned to the Company within 90 days after the first day after the Service Condition is no longer satisfied, while all granted restricted shares that have vested will be transferrable to our Chief Operational Officer over a 90-day period after the last day on which the Service Condition is satisfied, unless the failure of the Service Condition to be satisfied was due to circumstances that would revoke the right to severance payments under Section 17 of the Israeli Severance Payments Law, 1963, in which case all granted restricted shares, whether or not they have vested, will automatically terminate. The total fair value of the grant was calculated based on the Formula share price on the grant date and amounted to $382,150 ($38.21 per share). As of May 1, 2021, all 10,000 additional restricted shares were deposited with the trustee of which 5,000 have vested.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires what we refer to as a Special Majority Approval for Compensation. A Special Majority Approval for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either:

●	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) in such compensation arrangement; or;

●	the total number of shares of non-controlling shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

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

The table below sets forth the average number of employees employed by us, as allocated among our six subsidiaries in which we have effective control through December 31, 2020, during each of the last three fiscal years:

	Year ended December 31,
	2018	2019	2020
Matrix	9,252	10,337	10,658
Magic Software	2,226	2,642	3,039
Sapiens	2,378	2,959	3,438
TSG	403	479	468
Michpal	67	187	190
Ofek	-	-	92
Insync	775	774	572
Total	15,101	17,378	18,457

The table below sets forth the average number of employees employed by us, as allocated by geographical area of employment, during each of the last three fiscal years:

	Year ended December 31,
	2018	2019	2020
Israel	10,399	12,042	12,473
United States and Canada	2,822	2,949	3,006
Europe	705	1,012	1,405
Asia (mainly India)	1,161	1,361	1,561
South Africa	14	14	12
Total	15,101	17,378	18,457

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

As of April 30, 2021, none of our directors or officers owned any shares of our company (whether actual ordinary shares or shares issuable upon exercise of options), except for Mr. Guy Bernstein, our Chief Executive Officer, Mr. Asaf Berenstin, our Chief Financial Officer and Ms. Maya Solomon, our Chief Operational Manager, as described under “Item 6. Directors, Senior Management & Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” and “Item 6. Directors, Senior Management & Employees— Restricted Share Grants to Chief Financial Officer” above. None of the ordinary shares beneficially owned by Messrs. Bernstein and Berenstin has voting rights different from those possessed by other holders of Formula’s ordinary shares.

At the current time, based on information that he has provided to us, Mr. Guy Bernstein beneficially owns 1,817,973 of Formula’s ordinary shares, in the aggregate. Please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below for more information.

At the current time, based on information that he has provided to us, Mr. Asaf Berenstin owns 10,833 of Formula’s ordinary shares, which were granted to him on November 13, 2014 and on August 17, 2017 (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Restricted Share Grants to Chief Financial Officer” and in Note 17(b) to our consolidated financial statements contained elsewhere in this annual report). As of April 30, 2021, all 10,833 shares were fully vested, although they remained in the trust.

At the current time, based on information that she has provided to us, Ms. Maya Solomon owns 10,000 of Formula’s ordinary shares, which were granted to her on November 19, 2018 (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Restricted Share Grants to Chief Operational Officer” and in Note 17(b) to our consolidated financial statements contained elsewhere in this annual report). Of those shares, as of April 30, 2021, 5,000 are vested.

Arrangements Involving the Issuance or Grant of Equity Awards

Formula’s 2011 Share Incentive Plan

In March 2011, our board of directors adopted Formula’s 2011 Share Incentive Plan, which we refer to as the 2011 Plan. Pursuant to the 2011 Plan, we may grant from time to time to our and our subsidiaries’ employees, office holders (which are not Formula’s controlling shareholders) and consultants’ options to purchase, share based awards or restricted shares with respect to, up to an aggregate of 545,000 ordinary shares of Formula. The 2011 Plan is administered by our board of directors. The 2011 Plan provides that options, restricted shares or other stock-based awards may be granted, from time to time, to such grantees to be determined by our board of directors, at such exercise prices and with such vesting or other terms as shall be determined by the board at its sole and absolute discretion. Options may be granted under the 2011 Plan through March 2021.

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

The following table presents information regarding the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of Formula’s ordinary shares (including shares represented by ADSs) as of April 30, 2021 by each person known to us to be the beneficial owner of 5% or more of Formula’s ordinary shares, and by our directors and executive officers as a group, based on information provided to us by our shareholders or disclosed in public filings with the SEC. None of the holders of the ordinary shares listed in the below table has voting rights different from other holders of Formula’s ordinary shares. Except where indicated otherwise, we believe, based on information furnished by these owners, that each of the beneficial owners of Formula’s ordinary shares listed below has sole investment and voting power with respect to such shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A.(3)	5,733,574	37.5%
Guy Bernstein(4)	1,817,973	11.9%
Menora Mivtachim Holdings Ltd.(5)	1,132,770	7.4%
Clal Insurance Enterprises Holdings Ltd. and affiliates(6)	1,017,689	6.7%
Harel Insurance Investments & Financial Services Ltd.(7)	1,326,905	8.7%
Yelin Lapidot Holdings Management Ltd.(8)	855,395	5.6%
Phoenix Holdings Ltd.(9)	959,538	6.3%
All directors and executive officers as a group (8 persons)(10)	1,833,806	12.0%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares underlying options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the ownership percentage of the person holding such options but are not deemed outstanding for computing the ownership percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 15,294,267 ordinary shares (including shares represented by ADSs, and shares subject to restrictions and repurchase by us) issued and outstanding as of April 30, 2021.

(3)	Based on Amendment No. 4 to Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on September 18, 2020. Includes 1,817,973 ordinary shares owned by Mr. Guy Bernstein, with respect to which Asseco currently possesses the voting rights pursuant to a voting agreement between Asseco and Mr. Bernstein. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Based on Amendment No. 3 to Schedule 13D filed by Mr. Bernstein with the SEC on September 18, 2020. Consists of (a) (i) 260,040 ordinary shares, and (ii) an additional 1,122,782 ordinary shares, all of which are held in trust for Mr. Bernstein, and (b) an additional 435,151 ordinary shares, of which (iii) 303,450 are held by Mr. Bernstein and (iv) 131,701 are held in trust for Mr. Bernstein. Asseco currently possesses the voting rights to all such shares pursuant to a voting agreement between Asseco and Mr. Bernstein.

(5)	Based on Amendment No. 7 to Schedule 13G filed by Menora Mivtachim Holdings Ltd., or Menora Holdings, on February 11, 2021. Such ordinary shares are beneficially owned by Menora Holdings (2,764 ordinary shares) and by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings, as follows: Menora Mivtachim Pensions and Gemel Ltd. (953,727 ordinary shares); Menora Mivtachim Insurance Ltd. (162,007 ordinary shares); Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd. (12,441 ordinary shares); and Shomera Insurance Company Ltd. (1,831 ordinary shares). The economic interest or beneficial ownership in a portion of the foregoing ordinary shares (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares) is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the mutual funds, provident funds, or pension funds, as the case may be.

(6)	Based on Amendment No. 4 to Schedule 13G filed by Clal Insurance Enterprises Holdings Ltd., or Clal, on February 16, 2021. Clal is a publicly held Israeli corporation. Of the 1,017,689 ordinary shares held by Clal, (i) 8,504 ordinary shares are beneficially held for its own account; and (ii) 1,009,185 ordinary shares are beneficially held by Clal for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions.

(7)	Based on Amendment No. 3 to Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on January 27, 2021. Harel Insurance is a publicly held Israeli corporation. Out of the 1,326,905 ordinary shares beneficially owned by Harel Insurance: (i) 1,225,553are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions; (ii) 50 are held by third-party client accounts managed by subsidiaries of the Harel Insurance as portfolio managers, each of which subsidiaries operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 101,302 ordinary shares are beneficially held for Harel Insurance own account.

(8)	Based on Amendment No. 4 to Schedule 13G filed by Yelin Lapidot Holdings Management Ltd., or Yelin, with the SEC on February 2, 2021. Out of the 855,395 ordinary shares beneficially owned by Yelin: (i) 552,504 are beneficially owned Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident, and (ii) 302,891 are beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin. Messrs. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin, and are responsible for the day-to-day management of Yelin Lapidot Holdings. The ordinary shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds. Each of Yelin, Yelin Provident, Yelin Mutual and Messrs. Yelin and Lapidot disclaims beneficial ownership of the subject ordinary shares.

(9)	Based on Amendment No. 2 to Schedule 13G filed by Phoenix Holdings Ltd. on February 11, 2021. The ordinary shares held by Phoenix Holdings are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Holdings, or the Phoenix Subsidiaries. The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. As of December 31, 2020, the securities reported herein were held as follows: (i) Excellence trust funds: 224,520; (ii) The Phoenix “nostro” accounts: 22,987; and (iii) Partnership for Israeli shares: 636,292; and (iv) partnership for investing in shares indexes: 75,740 (all ownership rights in these partnership belong to companies that are part of Phoenix Group. The amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement)

(10)	Includes the shares described in note (4) above, 10,833 vested restricted shares granted to Asaf Berenstin, the Company’s Chief Financial Officer, on November 13, 2014 and on August 17, 2017 under the Company’s 2011 Plan. Besides Mr. Bernstein, Mr. Berenstin and Ms. Solomon (who was granted 10,000 restricted shares in November 2018, of which 5,000 are vested), none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options).

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

As a result of its transactions, Asseco’s ownership of our outstanding share capital as of April 30, 2021 is 37.5%.

As of April 30, 2021, we had two shareholders of record, one of which was a United States record holder. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders (including shares represented by ADSs) are recorded in the name of our Israeli share registrar, Israel Discount Bank Limited’s registrar company. All of our ordinary shares (including shares represented by ADSs) have equal voting rights. However, under applicable Israeli law, the shares that we have repurchased and currently hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

As of April 30, 2021, 131,979 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York Mellon, representing approximately 0.9% of our outstanding ordinary shares. As of that date, there were approximately 10 registered holders of our ADSs, of whom approximately seven record holders were United States residents. Such number of record holders is not representative of the actual number of beneficial holders of our ADSs in the United States.

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

Office Holders’ Insurance

In September and November 2020, our compensation committee and board of directors, and our shareholders, respectively, approved our obtaining one or more renewals of our directors and officers (D&O) liability insurance, reflecting certain increases in coverage, for a period of up to three years.

The renewed insurance coverage, as so approved, is subject to the following terms: (i) the coverage will be no less than $10 million, both per claim and in the aggregate, up to a maximum amount of $80 million, both per claim and in the aggregate, plus up to $20,000,000 of Side A DIC coverage, for a total annual premium of $1.5 million; (ii) the annual premium to be paid by our company and its subsidiaries will not exceed an amount of $2.0 million per year, which annual premium may be adjusted by not more than 20% in any year, as compared to the previous year (subject to the $2.0 million limit); and (iii) any renewal, extension or substitution will be for the benefit of our company’s and its subsidiaries’ officers and directors and will otherwise be on terms substantially similar to or better (from the perspective of the directors and officers) than those of the then-effective insurance policy.

Pursuant to the foregoing approval, we have obtained an insurance policy covering the Formula Group’s D&O liability. Our subsidiaries participate in the premium payments of the insurance policy, on a proportional basis. The current coverage of that policy is up to a maximum of $40.0 million both per incident and in the aggregate, plus $10.0 million of Side A DIC coverage, for a total annual premium of $1,150,000 for the period starting on February 14, 2020 and ending on February 13, 2021. On February 14, 2021 we have renewed our insurance policy covering the Formula Group’s D&O liability for another year for a total annual premium of $2.45 million to be allocated between our subsidiaries excluding Matrix.

Service Agreement with our Chief Executive Officer

We are party to a written service agreement with our Chief Executive Officer, Mr. Guy Bernstein, which was entered into in December 2008 and was amended in March 2011 and in March 2012. This agreement provides for early termination by either side upon 180 days advance written notice, during which time the Chief Executive Officer will continue to receive service fees. This agreement furthermore contains customary provisions regarding nondisclosure, confidentiality of information and assignment of inventions.

RSU Grant to Chief Executive Officer

On November 3, and 4, 2020, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, re-approved an eight-year equity-based award of compensation—in the form of 611,771 restricted share units, or RSUs— to our chief executive officer, Mr. Guy Bernstein. The terms of the grant were described in Proposal 5 of the proxy statement for Formula’s November 2, 2020 annual general meeting of shareholders (referred to as the Proxy Statement and Annual Meeting, respectively), which was attached as Exhibit 99.1 to Formula’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on September 17, 2020 and available at the following link:

https://www.sec.gov/Archives/edgar/data/1045986/000121390020027121/ea127015ex99-1_formulasys.htm

The re-approved grant modifies the composition of the RSUs being granted to our chief executive officer from what was proposed in Proposal 5 at the Annual Meeting, adjusting the ratio between time-based-vesting and performance-based-vesting RSUs from 80%-20% to 66.67%-33.33%.

As we have previously reported in our Form 6-K furnished to the SEC on November 2, 2020, the originally-proposed grant was not approved pursuant to Proposal 5 at the Annual Meeting. In re-considering and re-approving the grant, our compensation committee and board of directors acknowledged that the requisite majority of our shareholders for the approval of Proposal 5 had not been achieved at the Annual Meeting. The committee and board nevertheless evaluated our Group’s performance and achievements under the management of Mr. Bernstein, and in view of his expected further contribution to the Group’s success, determined that the proposed grant is strongly linked to the Group’s performance and the resulting increase in shareholders’ value. Consequently, consistent with their authorities under the Companies Law, the compensation committee and board of directors approved the modified (as described above) award of the RSUs.

Please see Item 8.A, “Legal Proceedings” below for a description of the legal proceedings that have been brought in respect of the CEO’s RSU grant.

Services Obtained from Asseco

During 2020, Asseco provided back-office services, professional services and fixed assets to Sapiens’ wholly-owned subsidiary, Sapiens Poland, in an amount totaling approximately $0.5 million.

Services Provided to Asseco

During 2020, Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in a total amount of approximately $3.1 million. For historic reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis (with no margin to Asseco).

Fees Paid for Board Services in Affiliates

Sapiens paid us approximately 33,000 US dollar in respect of their share of the director’s fees of Guy Bernstein, their Chairman, for the year ended December 31, 2020.

Matrix paid us approximately 31,000 US dollar in respect of their share of the director’s fees of Guy Bernstein, their Chairman, for the year ended December 31, 2020.

Mr. Bernstein serves as the Chief Executive Officer of Formula.

Other Transactions

As of December 31, 2020, we had trade payables balances due to, and trade receivables balances due from, our related parties in amounts of approximately $1.9 million and $1.2 million, respectively.

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

Export Sales

In 2020, 38% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see “Item 4.—Information on the Company— Business Overview— Geographical Distribution of Revenues.”

Legal Proceedings

From time to time, we are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. In Accordance with IFRS, we accrue a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in the determination of both the probability and as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. We intend to vigorously defend ourselves against the above claims, and we generally intend to vigorously defend any other legal claims to which we are subject. While for most litigation, the outcome is difficult to determine, to the extent that there is a reasonable possibility that the losses to which we may be subject could exceed the amounts (if any) that it has already accrued, we attempt to estimate such additional loss, if reasonably possible, and disclose it (or, if it is an immaterial amount, indicate accordingly). The aggregate provision that we have recorded for all other legal proceedings (other than the particular material proceedings described below) is not material. Furthermore, in respect of our ordinary course legal, administrative and regulatory proceedings (i.e., other than the particular material proceeding described below), we estimate, in accordance with the procedures described above, that as of the current time there is no reasonable possibility that we will incur material losses exceeding the non-material amounts already recognized.

Legal Proceedings Related to Formula’s CEO’s RSU Grant

On November 23, 2020, Olir Trade and Industries Ltd. (“Olir”) filed a derivative action and a motion to certify a derivative action, with the District Court (Economic Division) of Tel Aviv-Jaffa, Israel (Derivative Action No. 58348-11-20) (the “Claim” and the “Motion to Certify”, respectively). In the framework of the Motion to Certify, Olir requested permission to file the Claim, on our behalf, against each of our five directors, as well as our chief executive officer, Mr. Guy Bernstein, and chief financial officer, Mr. Asaf Berenstin, as defendants. We and the named defendants are all listed as respondents to the Motion to Certify. The Claim challenges the legality, under the Israeli Companies Law, 5759-1999 (the “Companies Law”), of compensation awarded to the our chief executive officer and chief financial officer, including past engagements with our chief executive officer and our compensation committee and board of directors recent re-approval (as reported in the our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 4, 2020), of the eight-year equity-based award of compensation—in the form of 611,771 restricted share units— to our chief executive officer. The Claim includes allegations of breaches of fiduciary duties (duty of care and duty of loyalty) and the oppression of minority shareholders and unjust enrichment. The Claim seeks an accounting from the defendants as to the alleged harm caused to Formula Systems, as well as compensation to Formula Systems for such harm. The Claim also seeks a declaratory order preventing the board of directors from using voting powers allegedly granted to it under agreements related to our ADSs.“We reject all claims made by Olir and believe that all actions taken by our board of directors and our committees were taken in accordance with the Companies Law and based upon advice of legal counsel. All respondents intend to vigorously defend against the Motion to Certify and on May 13, 2021 all respondents filed their responses to the Motion to Certify. At this early stage of the proceedings we cannot predict the outcome of the proceedings Legal Proceedings related to Magic Software:

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

Other than the above-described proceedings, we are not involved in any proceedings in which any of our directors, members of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries, or has a material interest adverse to us or to our subsidiaries. Other than the above-described proceedings, we are also not involved in any proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability.

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

Formula

Under Formula Systems’ dividend policy adopted by our board of directors, sums that are not planned to be used for investments in the near future may be distributed to its shareholders as a cash dividend, to the extent that our performance allows such distribution. In the three most recent fiscal years (and in 2021 up to the date of this annual report), Formula has made the following distributions:

In February 2021, Formula declared a cash dividend to its shareholders of $0.66 per share, which was paid in March 2021. The aggregate amount distributed by Formula was approximately $10.2 million.

In August 2020, Formula declared a cash dividend to its shareholders of $0.52 per share, which was paid in September 2020. The aggregate amount distributed by Formula was approximately $8.0 million.

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

In May 2020, Magic Software declared a cash dividend to its shareholders of $0.08 per share (or approximately $3.9 million, in the aggregate), which was paid during June 2020, of which $2.1 million was paid to non-controlling interests.

In August 2020, Magic Software declared a cash dividend to its shareholders of $0.175 per share (or approximately $8.6 million, in the aggregate), which was paid during September 2020, of which $4.7 million was paid to non-controlling interests.

Matrix

In August 2010, Matrix’s board of directors decided to change Matrix’s dividend distribution policy, whereby in every year, Matrix will distribute a dividend at a rate of 75% (instead of 50% before) of its annual net income. The dividend is to be distributed on a quarterly basis.

In March 2020, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 35.4 million (approximately $9.8 million), of which $5.0 million was paid to non-controlling interests.

In May 2020, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 29.2 million (approximately $8.5 million), of which $4.3 million was paid to non-controlling interests.

In August 2020, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 29.2 million (approximately $8.5 million), of which $4.3 million was paid to non-controlling interests.

In November 2020, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 31.0 million (approximately $9.6 million), of which $4.8 million was paid to non-controlling interests.

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

Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Company Commitments” for a description of our loan agreement with an Israeli institutional investor and the terms of the trust agreements to which we are party in connection with our Series A Secured Debentures and Series C Secured Debentures and Sapiens Series B Debentures. Please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of our service agreement with our Chief Executive Officer, Mr. Guy Bernstein. Beyond those agreements, Formula is not party to, and has not been party to in the last two years, any material contract entered into outside of its ordinary course of business. In addition, while our subsidiaries are party and have been party in the last two years to numerous contracts with customers, resellers and distributors, such contracts are entered into in the ordinary course of business. Furthermore, we do not deem any other individual contract entered into by any of our subsidiaries outside of the ordinary course of business (such as investment or acquisition agreements) during the last two years to be material to us, except as described below.

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

In addition, a sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, or the U.S-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gain tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale, exchange or disposition; (ii) the shareholder, if an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; (iii) the capital gain arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (v) the capital gain arising from such sale, exchange or disposition is attributed to royalties; or (vi) the shareholder is a U.S. resident (for purposes of the U.S.-Israel Treaty) and is not holding the shares as a capital asset. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Treaty does not provide such credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares and ADSs, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

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

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares or ADSs, at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our AE or BE, or 20% with respect to PFE. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Substantial Shareholder or not), and 15% if the dividend is distributed from income attributed to an AE or BE or 20% if the dividend is distributed from income attributed to a PFE, unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). For example, under the U.S-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares or ADSs who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our AE or BE, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an AE or BE are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident which is maintained in Israel. If the dividend is attributable partly to income derived from an AE a BE, or a PFE, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax for income exceeding a certain level. For 2017 and onwards, the additional tax is at a rate of 3% on annual income exceeding NIS 651,600 for 2020 (approximately $0.2 million), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, individual retirement and tax-deferred accounts, certain former citizens or long-term residents of the U.S., tax-exempt organizations, financial institutions, “financial service entities” or who own, directly, indirectly or constructively, 10% or more of the vote or value of the our outstanding shares, U.S. holders holding our Ordinary Shares or ADSs as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that acquired our Ordinary Shares or ADSs upon the exercise of employee stock options or otherwise as compensation, and U.S holders who are persons subject to the alternative minimum tax, who may be subject to special rules not discussed below.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2020.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2020. We currently expect that we will not be a PFIC in 2021. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our Ordinary Shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Ordinary Shares or ADSs in the event that we qualify as a PFIC.

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

A copy of each report that we submit in accordance with applicable United States law is available for public review at our principal executive offices, at 1 Yahadut Canada Street, Or Yehuda 6037501, Israel. Information about us is also available on our website at http://www.formulasystems.com. Such information is not part of this annual report.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate and Currency Exchange Rate Fluctuations; Impact of Inflation

In light of the nature of our activities, we invest our cash and cash equivalents primarily in short-term and long-term deposits. As of December 31, 2020, substantially all of the cash that we held was invested in dollar, Euro, Indian Rupee, and British Pound accounts bearing interest based on LIBOR, and NIS accounts bearing interest based on the Israeli prime rate. Given the current low interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings from our financial assets would be negligible, holding other variables constant.

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

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

A hypothetical 10% devaluation or appreciation of foreign currencies (primarily the NIS, GBP, Euro, Japanese yen, PLN and INR) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2020 sales revenues of approximately $127.0 million or $151.0 million, respectively.

In addition, a hypothetical 10% devaluation of the dollar against the NIS in the year ended December 31, 2020 would have impacted mainly the outstanding Series A Secured Debentures, outstanding Series C Secured Debentures issued by Formula and the outstanding loan extended to Magic Software by a leading Israeli institutional investor in November 2016 (each of which is described above under “Item 5.B. Liquidity and Capital Resources”), which remaining principal amounts as of December 31, 2020 were valued at NIS 139.9 million, NIS 265.3 million and NIS 51.6 million, respectively, by increasing financial expenses by approximately $15.8 million in 2020.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2020. Based on such evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures are effective.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business of Aptonet Inc., Mobisoft Ltd., Stockell Information Systems, Inc., Sum.cumo Gmbh, Delphi Technology Inc. and Thor Denmark Holding ApS, that were acquired during 2020 and included in the 2020 consolidated financial statements of the Company and constituted 2% of total and net assets as of December 31, 2020, and 3% and 5% of revenue and net income, respectively, for the year then ended.

Attestation Report of the Registered Public Accounting Firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2020 is provided on page F-2, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2020 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Iris Yahal, who serves on the audit committee of our board of directors, qualifies as our “audit committee financial expert,” as defined under the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics, or code of ethics, applicable to Formula’s Chief Executive Officer and Chief Financial Officer (who also serves as its principal accounting officer) and any person performing similar functions, as well as to its directors and other employees. A copy of the code of ethics is available to all of Formula’s employees, investors and others without charge, upon request to the following address: Formula Systems (1985) Ltd., 1 Yahadut Canada St., Or Yehuda 6037501, Israel, Attn: Chief Executive Officer.

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

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions with respect to its requirements described in the above paragraph will be publicly disclosed by us via a report on Form 6-K in accordance with the regulations of the SEC. No such amendment was adopted, nor waiver provided, by us during the fiscal year ended December 31, 2020.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Formula and its subsidiaries and affiliate company paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (which we refer to as Kost Forer), to the Company for the years ended December 31, 2019 and December 31, 2020, respectively:

	Year Ended December 31,
	2019	2020
	(US dollars in thousands)
Services Rendered
Audit (1)	$1,756	$2,042
Tax and other (2)	$553	$547
Total	$2,309	$2,309

(1)	The audit fees for the years ended December 31, 2019 and 2020 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.
(2)	Tax fees for the years ended December 31, 2019 and 2020 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

Formula paid the following fees for professional services rendered by Kost Forer to the Company (on a stand-alone basis, excluding services provided to the subsidiaries and affiliates of the Company) for the years ended December 31, 2019 and December 31, 2020, respectively:

	Year Ended December 31,
	2019	2020
	(US dollars in thousands)
Services Rendered
Audit (1)	$53	$96
Tax and other (2)	$47	$45
Total	$100	$141

(1)	The audit fees for the years ended December 31, 2019 and 2020 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.
(2)	Tax fees for the years ended December 31, 2019 and 2020 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted on the pages below:

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.
1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
2.2	Description of Ordinary Shares of Formula Systems (1985) Ltd.(3)
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (4)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(5)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan, as amended(6)
4.4	Formula Systems (1985) Ltd. Compensation Policy(7)
8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kasierer, A Member of Ernst & Young Global*
15.2	Consent of KDA Audit Corporation*

*	Filed herewith.

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).
(2)	Incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.
(3)	Incorporated by reference to Exhibit 2.2 to the annual report on Form 20-F for the year ended December 31, 2019, filed by the registrant with the Securities and Exchange Commission on June 29, 2020.
(4)	Incorporated by reference to Exhibit 99.2 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.
(5)	Incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F for the 2008 fiscal year filed by the registrant with the Securities and Exchange Commission on April 27, 2009.
(6)	Incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F for the 2013 fiscal year filed by the registrant with the Securities and Exchange Commission on April 30, 2014.
(7)	Incorporated by reference to Appendix A to Exhibit 99.2 to the report on Form 6-K furnished by the registrant to the Securities and Exchange Commission on November 16, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/Guy Bernstein	May 17, 2021
	Guy Bernstein	Date
Chief Executive Officer

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

FORMULA SYSTEMS (1985) LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Formula Systems (1985) Ltd. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We did not audit the financial statements of Magic Software Japan K.K., a wholly-owned subsidiary of Magic Software Enterprises Ltd., which reflect total assets constituting 0.2% as of December 31, 2020 and 2019, and total revenues constituting 0.7% for the years ended December 31, 2020, 2019 and 2018, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Magic Software Japan K.K., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 17, 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Effective control

Description of the Matter

As described in Notes 2(3) to the consolidated financial statements, the Company consolidates various investees despite the lack of absolute majority of voting power at the general meetings of the investees. In a situation where the Company holds less than a majority of voting power in a given entity, but that power is sufficient to enable the Company to unilaterally direct the relevant activities of such entity, then the control is exercised, and the Company consolidates the entities based on effective control. As disclosed by management, the assessment of whether the company has effective control over an investee involves management’s judgment and analysis, and considers factors such as the responsibility of the various organs, the composition of the board of directors, the shareholders structure and their level of activity, the attendance of the shareholders at the general meetings and the voting patterns.

Auditing the Company’s assessment of effective control was complex and highly judgmental due to the significant judgment of management in determining whether the company is enable to unilaterally direct the relevant activities of the entity and therefor controls the entity. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures relating to management’s application of consolidation accounting, and significant auditor judgment in evaluating the audit evidence obtained relating to the responsibility of the various organs, the composition of the board of directors, the shareholders structure and their level of activity, the attendance of the shareholders at the general meetings and the voting patterns.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the effectiveness of controls over effective control, including controls addressing the completeness of the Company’s investees evaluated for consolidation, as well as controls over the judgments and factors used to reach consolidation conclusions regarding these investees.

Our audit procedures to evaluate the significant judgments made by management to assess effective control included, among others, testing the completeness of the investees subject to the analysis, evaluating the responsibility of the various organs, the composition of the board of directors, the shareholders structure and their level of activity, the attendance of the shareholders at the general meetings and the voting patterns, evaluating management’s assessment of the Company’s ability to unilaterally direct the relevant activities of each entity, and the existence of effective control over each investee.

We also evaluated the appropriateness of the related disclosures included in Note 2(3) to the consolidated financial statements in relation to Effective control.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2010.

Tel-Aviv, Israel

May 17, 2021

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

FORMULA SYSTEMS (1985) LTD.

Opinion on Internal Control over Financial Reporting

We have audited Formula Systems (1985) Ltd.’s (“the Company”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“the COSO criteria”). In our opinion, the Company, based on our audit and the report of other auditors, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Magic Software Japan K.K, a wholly owned subsidiary of Magic Software Enterprises Ltd., whose financial statements reflect total assets and revenues constituting 0.2% and 0.7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2020. The effectiveness of Magic Software Japan K.K.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Magic Software Japan K.K.’s internal control over financial reporting, is based solely on the report of the other auditors.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Aptonet Inc., Mobisoft Ltd., Stockell Information Systems, Inc., Sum.cumo Gmbh, Delphi Technology Inc. and Thor Denmark Holding ApS, that were acquired during 2020 and included in the 2020 consolidated financial statements of the Company and constituted 2% of total and net assets as of December 31, 2020, and 3% and 5% of revenue and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Aptonet Inc., Mobisoft Ltd., Stockell Information Systems, Inc., Sum.cumo Gmbh, Delphi Technology Inc. and Thor Denmark Holding ApS.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020 and the related notes and our report dated May 17, 2021 expressed an unqualified opinion thereon based on our audit and the report of the other auditors.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

May 17, 2021

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31,
	Note	2020	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$501,650	$368,666
Short-term deposits		30,289	29,886
Marketable securities	4	1,238	6,600
Trade receivables (net of allowances for doubtful accounts of $6,910 and $9,717 as of December 31, 2019 and 2020, respectively)		519,885	486,007
Prepaid expenses and other accounts receivable	5	83,820	65,709
Inventories		23,988	8,636

Total current assets		1,160,870	965,504

LONG-TERM ASSETS:
Deferred taxes	21f	39,750	38,865
Prepaid expenses, other accounts receivable and other investments		22,872	22,205

Total long-term assets		62,622	61,070

INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY METHOD	7	28,311	26,021

RIGHT-OF-USE ASSETS	16	114,414	104,130

PROPERTY, PLANTS AND EQUIPMENT, NET	8	59,176	43,059

INTANGIBLE ASSETS, NET	9	222,263	165,280

GOODWILL	10	872,424	724,193

Total assets		$2,520,080	$2,089,257

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2020	2019
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from banks and others	11,13	$120,444	$125,297
Debentures	14	41,454	31,362
Current maturities of lease liabilities	16	32,065	35,673
Trade payables		153,322	125,163
Deferred revenues		128,898	93,512
Employees and payroll accrual		190,247	142,033
Other accounts payable	12	68,976	63,172
Dividend payable		-	7,081
Liabilities in respect of business combinations		8,654	8,431
Put options of non-controlling interests	2 (21)(H)	35,843	39,668

Total current liabilities		779,903	671,392

LONG-TERM LIABILITIES:
Loans from banks and others	13	180,316	162,062
Debentures	14	203,070	175,411
Lease liabilities	16	91,188	73,686
Other long-term liabilities		12,191	8,311
Deferred taxes	21f	68,367	53,854
Deferred revenues		16,626	6,491
Liability in respect of business combinations		16,582	14,895
Put options of non-controlling interests	2 (21)(H)	28,175	15,182
Employee benefit liabilities		15,119	11,639

Total long-term liabilities		631,634	521,531

COMMITMENTS AND CONTINGENCIES	19

EQUITY	20
Formula Systems (1985) Ltd. shareholders’ equity:
Share capital:
Ordinary shares of NIS 1 par value -
Authorized: 25,000,000 shares at December 31, 2019 and 2020; Issued: 15,862,887 at December 31, 2019 and 2020; Outstanding: 15,294,267 at December 31, 2019 and 2020		4,340	4,340
Additional paid-in capital		149,249	120,737
Retained earnings		324,358	285,146
Accumulated other comprehensive income		25,513	11,676
Treasury shares (568,620 shares as of December 31, 2019 and 2020)		(259)	(259)

Total equity attributable to Formula Systems shareholders		503,201	421,640
Non-controlling interests	22a	605,342	474,694

Total equity		1,108,543	896,334

Total liabilities and equity		$2,520,080	$2,089,257

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2020	2019	2018
Revenues:	22c
Proprietary software products and related services		$513,957	$446,461	$401,870
Software services		1,419,961	1,254,654	1,091,118

Total revenues		1,933,918	1,701,115	1,492,988

Cost of revenues:
Proprietary software products and related services		284,325	248,957	230,724
Other software products and related services		1,202,160	1,066,109	928,952

Total cost of revenues		1,486,485	1,315,066	1,159,676

Gross profit		447,433	386,049	333,312

Research and development expenses, net		52,604	46,690	41,223
Selling, marketing, general and administrative expenses		224,188	200,870	182,472

Operating income		170,641	138,489	109,617

Financial expenses	22b	29,444	22,443	15,852
Financial income		2,559	3,791	7,562

Pre-tax income before share of profits of companies accounted for at equity, net		143,756	119,837	101,327

Taxes on income	21h	31,269	27,201	24,301
Share of profits of companies accounted for at equity, net	7	1,535	1,787	369

Net income		$114,022	$94,423	$77,395

Attributable to:
Equity holders of the Company		46,776	38,820	32,365
Non-controlling interests		67,246	55,603	45,030

		$114,022	$94,423	$77,395

Net earnings per share attributable to equity holders of The Company	22d

Basic earnings per share		$3.05	$2.56	$2.20

Diluted earnings per share		$3.01	$2.44	$2.14

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Net income	$114,022	$94,423	$77,395

Other comprehensive income (loss) net of tax effect:

Amounts that will not be reclassified subsequently to profit or loss:
Actuarial gain (loss) from defined benefit plans	840	(26)	387
Share in other comprehensive income (loss) of joint venture	(169)	62	58

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:

Unrealized gain (loss) on debt instruments at fair value through other comprehensive income, net	(2)	95	(37)
Amounts transferred to the statement of profit or loss for sale of debt instruments at fair value through other comprehensive income, net	-	-	-
Foreign exchange differences on translation of foreign operations	34,106	22,293	(30,395)

Total other comprehensive income (loss), net of tax	34,775	22,424	(29,987)

Total Comprehensive income	148,797	116,847	47,408

Total comprehensive income attributable to:
Equity holders of the Company	61,009	47,350	17,610
Non-controlling interests	87,788	69,497	29,798

	$148,797	$116,847	$47,408

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Share Capital		Additional paid-in	Retained	Accumulated other comprehensive	Treasury shares	Non- controlling	Total
	Number	Amount	capital	earnings	Loss	(cost)	interests	Equity
Balance as of January 1, 2020	15,294,267	$4,340	$120,737	$285,146	$11,676	$(259)	$474,694	$896,334

Net income	-	-	-	46,776	-	-	67,246	114,022

Foreign currency translation reserve	-	-	-	-	14,007	-	20,099	34,106
Actuarial gain from defined benefit plans	-	-	-	396	-	-	444	840
Unrealized loss on debt instruments at fair value through other comprehensive income, net	-	-	-	-	(1)	-	(1)	(2)
Share in other comprehensive income of joint venture	-	-	-	-	(169)	-	-	(169)

Total other comprehensive income (loss)	-	-	-	396	13,837	-	20,542	34,775

Total comprehensive income (loss)	-	-	-	47,172	13,837	-	87,788	148,797

Cost of share-based payment (Note 17)	-	-	1,310	-	-	-	6,546	7,856
Dividend to Formula’s shareholders	-	-	-	(7,960)	-	-	-	(7,960)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(39,056)	(39,056)
Transactions with non-controlling interests due to holding changes, including exercise of employees’ stock options	-	-	847	-	-	-	4,459	5,306
Acquisition of non-controlling interests	-	-	(6,538)	-	-	-	(13,114)	(19,652)
Dilution in Formula’s share in Sapiens due to issuance of Sapiens’ ordinary shares	-	-	34,462	-	-	-	74,275	108,737
Settlement of put options over non-controlling interests	-	-	(1,569)	-	-	-	(4,137)	(5,706)
Non-controlling interests arising from initially consolidated company	-	-	-	-	-	-	13,887	13,887

Balance as of December 31, 2020	15,294,267	$4,340	$149,249	$324,358	$25,513	$(259)	$605,342	$1,108,543

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Share Capital		Additional paid-in	Retained	Accumulated other comprehensive	Treasury shares	Non- controlling	Total
	Number	Amount	capital	earnings	Loss	(cost)	interests	Equity
Balance as of January 1, 2019	14,750,338	$4,190	$98,008	$262,557	$3,134	$(259)	$437,767	$805,397
Impact of the adoption of IFRS 16	-	-	-	(1,187)	-	-	(1,225)	(2,412)
Balance as of January 1, 2019 (Including the impact of the adoption of IFRS 16)	14,750,338	$4,190	$98,008	$261,370	$3,134	$(259)	$436,542	$802,985

Net income	-	-	-	38,820	-	-	55,603	94,423

Foreign currency translation reserve	-	-	-	-	8,437	-	13,856	22,293
Actuarial gain from defined benefit plans	-	-	-	(12)	-	-	(14)	(26)
Unrealized gain on debt instruments at fair value through other comprehensive income, net	-	-	-	-	43	-	52	95
Share in other comprehensive income of joint venture	-	-	-	-	62	-	-	62

Total other comprehensive income (loss)	-	-	-	(12)	8,542	-	13,894	22,424

Total comprehensive income (loss)	-	-	-	38,808	8,542	-	69,497	116,847

Issuance of shares upon conversion of convertible debentures	543,929	150	22,321	-	-	-	-	22,471
Cost of share-based payment (Note 17)	-	-	257	-	-	-	3,617	3,874
Dividend to Formula’s shareholders	-	-	-	(15,032)	-	-	-	(15,032)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(38,233)	(38,233)
Transactions with non-controlling interests due to holding changes, including exercise of employees’ stock options	-	-	(100)	-	-	-	1,053	953
Acquisition of non-controlling interests	-	-	(9)	-	-	-	(3,838)	(3,847)
Settlement of put options over non-controlling interests	-	-	260	-	-	-	5,597	5,857
Non-controlling interests arising from initially consolidated company	-	-	-	-	-	-	459	459

Balance as of December 31, 2019	15,294,267	$4,340	$120,737	$285,146	$11,676	$(259)	$474,694	$896,334

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Share Capital			Additional paid-in	Retained	Accumulated other comprehensive	Treasury shares	Non- controlling	Total
	Number	Amount		capital	earnings	Loss	(cost)	interests	Equity
Balance as of January 1, 2018	14,738,782	$4,187		$98,040	$239,156	$18,078	$(259)	$413,720	$772,922
Impact of the adoption of IFRS 15	-	-		-	874	-	-	941	1,815
Balance as of January 1, 2018 (Including the impact of the adoption of IFRS 15)	14,738,782	$4,187		$98,040	$240,030	$18,078	$(259)	$414,661	$774,737

Net income	-	-		-	32,365	-	-	45,030	77,395

Foreign currency translation reserve	-	-		-	-	(14,983)	-	(15,412)	(30,395)
Actuarial gain from defined benefit plans	-	-		-	189	-	-	198	387
Unrealized loss on debt instruments at fair value through other comprehensive income, net	-	-		-	-	(19)	-	(18)	(37)
Share in other comprehensive income of joint venture	-	-		-	-	58	-	-	58

Total other comprehensive income (loss)	-	-		-	189	(14,944)	-	(15,232)	(29,987)

Total comprehensive income (loss)	-	-		-	32,554	(14,944)	-	29,798	47,408

Issuance of restricted shares to employees	10,000	3		(3)	-	-	-	-	-
Issuance of shares upon conversion of convertible debentures	1,556	(*	)	64	-	-	-	-	64
Cost of share-based payment (Note 17)	-	-		234	-	-	-	3,747	3,981
Dividend to Formula’s shareholders	-	-		-	(10,027)	-	-	-	(10,027)
Dividend to non-controlling interests in subsidiaries	-	-		-	-	-	-	(31,316)	(31,316)
Dilution in Formula’s share in Magic Software due to issuance of Magic Software’s ordinary shares	-	-		2,682	-	-	-	22,722	25,404
Transactions with non-controlling interests due to holding changes, including exercise of employees’ stock options	-	-		(526)	-	-	-	1,731	1,205
Acquisition of non-controlling interests	-	-		(590)	-	-	-	(1,325)	(1,915)
Non-controlling interests due to expiration of put options	-	-		498	-	-	-	855	1,353
Settlement of put options over non-controlling interests	-	-		(2,391)	-	-	-	(3,933)	(6,324)
Non-controlling interests arising from initially consolidated company	-	-		-	-	-	-	827	827

Balance as of December 31, 2018	14,750,338	$4,190		$98,008	$262,557	$3,134	$(259)	$437,767	$805,397

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2020	2019	2018
Reserve from debt instruments at fair value through other comprehensive income	400	401	358
Foreign currency translation reserve	27,273	13,266	4,829
Reserve from derivatives	4	4	4
Share in other comprehensive loss of companies accounted for at equity, net	(2,164)	(1,995)	(2,057)
Accumulated other comprehensive income (loss)	$25,513	$11,676	$3,134

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities:

Net income	$114,022	$94,423	$77,395
Adjustments to reconcile net income to net cash provided by operating activities:
Share of profits of companies accounted for at equity, net	(1,535)	(1,787)	(369)
Depreciation and amortization	95,507	86,932	48,734
Changes in value of debentures, net	(42)	(2,067)	(3,025)
Increase (decrease) in employee benefit liabilities	1,194	114	565
Loss (gain) from sale of property, plants and equipment	118	(23)	1
Stock-based compensation expenses	7,779	3,874	3,981
Changes in value of short-term and long-term loans from banks and others and deposits, net	5,482	5,621	(2,296)
Changes in deferred taxes, net	(6,348)	(13,157)	(5,743)
Change in liability in respect of business combinations	(643)	523	666
Impairment of right-of-use asset	351	-	-
Loss (gain) from sale and increase in value of marketable securities classified as trading	-	35	(53)
Amortization of premium and accrued interest on debt instruments at fair value through other comprehensive income	(70)	82	189
Change in value of dividend preference derivative in TSG	(48)	(93)	(333)

Working capital adjustments:
Decrease (increase) in inventories	(10,966)	(938)	(1,024)
Decrease (increase) in trade receivables	23,312	16,265	(66,069)
Decrease (increase) in other current and long-term accounts receivable	8,735	12,692	(5,768)
Increase (decrease) in trade payables	10,954	(18,010)	19,955
Increase in other accounts payable and employees and payroll accrual	34,859	5,937	12,781
Increase in deferred revenues	4,282	5,658	3,008

Net cash provided by operating activities	286,943	196,081	82,595

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from investing activities:

Payments for business acquisitions, net of cash acquired (Appendix C)	(141,364)	(52,457)	(49,069)
Cash paid in conjunction with deferred payments and contingent liabilities related to business combinations	(9,111)	(8,321)	(8,288)
Payments to former shareholders of consolidated company	(6,656)	(996)	-
Purchase of intangible assets	(2,852)	(4,399)	(180)
Purchase of other investment	-	(178)	-
Purchase of property and equipment	(16,651)	(22,379)	(11,625)
Proceeds from maturity and sale net of investment in debt instruments at fair value through other comprehensive income or loss, net	5,429	3,356	4,000
Proceeds from sale of property and equipment	693	1,660	440
Investment in and loans to affiliates and other	(283)	37	26
Investment in restricted deposit on account of future acquisition	22,890	(22,890)	-
Dividend from joint venture	3,000	-	-
Change in restricted cash in other accounts receivable	-	-	362
Change in short-term and long-term deposits, net	(22,822)	8,160	(17,292)
Capitalization of software development and other costs	(9,305)	(9,808)	(8,826)

Net cash used in investing activities	(177,032)	(108,215)	(90,452)

Cash flows from financing activities:

Exercise of employees’ stock options in subsidiaries	5,306	953	1,206
Proceeds from issuance of ordinary shares in subsidiaries	108,737	-	25,404
Dividend paid to non-controlling interests	(40,519)	(37,656)	(34,103)
Dividend to Formula’s shareholders	(14,939)	(12,966)	(5,012)
Short-term bank credit, net	(29,630)	49,142	(20,741)
Repayment of long-term loans from banks and others	(79,348)	(75,548)	(42,884)
Receipt of long-term loans from banks and others	91,024	73,819	83,478
Proceeds from issuance of debentures, net	60,346	81,676	45,356
Repayment of long-term liabilities to office of the chief scientist	(457)	(617)	(220)
Repayment of debentures	(29,844)	(30,811)	(9,383)
Purchase of non-controlling interests	(6,330)	(947)	(1,992)
Repayment of lease liabilities	(33,583)	(34,500)	-
Cash paid due to exercise of put option by non-controlling interests	(21,030)	(6,532)	(142)

Net cash provided by financing activities	9,733	6,013	40,967

Effect of exchange rate changes on cash and cash equivalents	13,340	6,295	(10,565)

Increase (decrease) in cash and cash equivalents	132,984	100,174	22,545
Cash and cash equivalents at beginning of year	368,666	268,492	245,947

Cash and cash equivalents at end of year	$501,650	$368,666	$268,492

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2020	2019	2018
A.	Supplemental cash flow information:

	Cash paid (received) in respect of:

	Interest paid	$16,571	$15,733	$9,061
	Interest received	$511	$1,380	$680
	Taxes paid (received), net	$44,659	$39,063	$23,295

B.	Non-cash activities:

	Dividend payable to Formula’s shareholders	$-	$7,081	$5,015
	Purchase of property and equipment	$-	$315	$76
	Deferred and contingent payments related to business combinations	$5,114	$19,871	$200
	Dividend payable to non-controlling interests	$216	$1,668	$-
	Right-of-use asset recognized with corresponding lease liability	$20,495	$25,074	$-
	Disposal of property	$-	$-	$155
	Issuance of Formula’s ordinary shares as a result of conversion of debentures	$-	$22,471	$64

C.	Acquisition of newly-consolidated subsidiaries and activities, net of cash acquired:

	Assets and liabilities of subsidiaries consolidated as of acquisition date:
	Working capital (other than cash and cash equivalents)	(604)	1,656	2,889
	Property and equipment	(13,152)	(2,929)	(547)
	Goodwill and intangible assets	(197,258)	(98,194)	(63,819)
	Right-of-use assets	(2,324)	(1,001)	-
	Other long-term assets	(8,773)	(50)	(103)
	Liabilities to banks and others	10,598	5,551	38
	Long-term liabilities	13,739	2,180	421
	Lease liabilities	2,324	1,109	-
	Deferred tax liability, net	18,626	7,407	5,590
	Liability to formerly shareholders	7,596	1,060	2,053
	Deferred payments and contingent consideration	4,536	19,965	3,582
	Non-controlling interests at acquisition date	23,328	5,906	827

	Total	$(141,364)	$(57,340)	$(49,069)

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

b.	Formula is a global information technology holding company engaged, through its investees (collectively, the “Group”) in providing software services, proprietary and non-proprietary software solutions, software product marketing and support, computer infrastructure and integration solutions and training and integration. The Group operates through five directly held subsidiaries; Matrix IT Ltd. (“Matrix”), Sapiens International Corporation N.V (“Sapiens”), Magic Software Enterprises Ltd. (“Magic Software”), Insync Staffing Solutions, Inc. (“Insync”), Michpal Micro Computers (1983) Ltd. (“Michpal”) and Ofek Aerial Photography Ltd. (“Ofek”) and one jointly controlled entity: TSG IT Advanced Systems Ltd. (“TSG”).

c.	In March 2020, the World Health Organization categorized the novel coronavirus (“COVID-19”) as a pandemic. The COVID-19 pandemic has rapidly changed market and economic conditions globally, impacting the Company’s customers, employees, as well the Group’ s business results of operations, although the COVID-19 has not had a material negative impact on the Group’s business to date. The Company and its subsidiaries remain focused on protecting the health and wellbeing of their employees and the communities in which they operate, while assuring the continuity of their business operations.

d.	The following table presents the ownership of Formula’s directly held investees as of the dates indicated (the list consists only of active companies):

	Percentage of ownership
	December 31,
Name of Investee	2020	2019
Matrix	49.28	48.88
Sapiens(1)	43.96	47.91
Magic Software	45.53	45.34
Insync	90.09	90.09
Michpal	100	100
TSG(2)	50.00	50.00
Ofek	86.02	-

1.	On October 20, 2020, Sapiens completed a secondary public offering of its ordinary shares on the NASDAQ. Sapiens issued 3,898,304 shares at a price of $29.50 per share before issuance expenses and underwriting discounts. The total proceeds from the issuance amounted to $108,737, net of issuance expenses of $509. Following Sapiens secondary public offering, Formula’s interest in the share capital of Sapiens was diluted by 3.38%.

2.	TSG’s results of operations are reflected in the Company’s results of operations using the equity method of accounting.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

e.	Definitions:

In these financial statements:

The Company	-	Formula Systems (1985) Ltd.

The Group	-	Formula Systems (1985) Ltd. and its investees.

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Jointly controlled entities	-	Companies owned by various entities that have a contractual arrangement for joint control and are accounted for using the equity method of accounting.

Associates	-	Companies over which the Company has significant influence and that are not subsidiaries. The Company’s investment therein is included in the financial statements using the equity method of accounting.

Investees	-	Subsidiaries, jointly controlled entities and associates.

Interested parties and controlling shareholder	-	As defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

Related parties	-	As defined in IAS 24.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2)	Use of estimates, judgments and assumptions:

The preparation of the consolidated financial statements requires management to make estimates, judgments and assumptions that have an effect on the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Such management estimates and assumptions are related, but not limited to de-facto control, contingent liabilities related to acquisitions, goodwill and identifiable intangible assets and their subsequent impairment analysis, determination of fair value of put options of non-controlling interests, legal contingencies, research and development capitalization, classification of leases, income tax uncertainties, deferred taxes, share-based compensation, as well as the determination of revenue recognition from contracts accounted for based on the estimate of percentage of completion. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Changes in accounting estimates are reported in the period of the change in estimate.

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

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as a change in equity by adjusting the carrying amount of the non-controlling interests with a corresponding adjustment of the equity attributable to equity holders of the Company less / plus the consideration paid or received.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s management has concluded that despite the lack of absolute majority of voting power at the general meetings of shareholders of Matrix, Sapiens and Magic Software, in accordance with IFRS 10, these investees are controlled by the Company. The conclusion regarding the existence of control during the years ended December 31, 2020, 2019 and 2018 with respect to Matrix, Sapiens and Magic Software, in accordance with IFRS 10, was made in accordance with the following factors:

Matrix:

i)	Governing bodies of Matrix:

Decisions of Matrix’s shareholders general meeting are taken by a simple majority of votes represented at the general meeting. The annual (ordinary) general meeting adopts resolutions to elect individual directors, appoint Matrix’s independent auditors for the next year, as well as approve the company’s financial statements and management’s report on operations. In accordance with Matrix’s articles of association, the board of directors of Matrix is responsible for managing its current business operations and is authorized to take substantially all decisions which are not specifically reserved to Matrix’s shareholders by its articles of association, including the decision to pay out dividends. Matrix’s board of directors is composed of 5 members, 3 of whom are independent directors, and one being Formula’s chief executive officer who serves as the chairman of Matrix board of directors. For the last 5 years (i.e., 2016-2020), the Company has consistently reappointed mostly the same members of the board of directors. The only few exceptions were (i) the appointment of Mrs. Yafit Keret, who has replaced Mrs. Michal Leshem in 2018 after nine years of service as an external director in accordance with the Companies Law, 5759-1999 (ii) the retirement of Mr. Pinchas Grinfeld in 2017 and (iii) The appointment of Mr. Yitiel Efrat to serve as a third external director in accordance with the Companies Law, 5759-1999. Mr. Efrat was appointed on December 13, 2017 for a three-year term.

ii)	Shareholders’ structure of Matrix:

Matrix’s shareholders structure is dispersed because, apart from the Company, as of December 31, 2020 there was just one financial institution holding more than 5% of Matrix’s voting power (9% of the votes). There is no evidence that any of the shareholders have or had granted to any other shareholder a voting proxy at the general meeting. Over the last five years (i.e., 2016-2020), Matrix’s general meetings were attended by shareholders representing not more than between 77% and 82% of total voting rights, including the Company’s share power. Bearing in mind that the Company presently holds approximately 49.28% of total voting power, this means that the level of activity of Matrix’s other shareholders is relatively moderate or low. As of December 31, 2020, the attendance by shareholders would have to be higher than 98.6% in order to deprive the Company of an absolute majority of votes at the general meeting. In accordance with voting patterns at Matrix’s shareholders’ meetings in recent years, it is the Company’s management’s belief that achieving such a high attendance seems unlikely.

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

In accordance with Sapiens’ articles of association, the board of directors of Sapiens is responsible for managing its current business operations and is authorized to take substantially all decisions which are not specifically reserved to Sapiens’ shareholders by its articles of association, including the decision to pay out dividends. Sapiens’ board of directors is composed of 6 members, 4 of whom are independent directors, and one being Formula’s chief executive officer who serves as the chairman of Sapiens board of directors. For the last 10 years, the Company has consistently reappointed the same members of the board of directors. Likewise, the previous composition of the board of directors was re-elected during the general meeting that was held in November 2020.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ii)	Shareholders’ structure of Sapiens:

Sapiens’ shareholders structure is dispersed because, apart from the Company, only one financial institution held more than 5% of the voting rights at the general meeting (representing 5.6%). There is no evidence that any shareholders have or had granted to any other shareholder a voting proxy at the general meeting. Over the last five years from 2016 to 2020, Sapiens’ general meetings were attended by shareholders representing in total between 70% and 80% of the total voting power, including the Company’s share power. Bearing in mind that the Company presently holds approximately 43.96% of total voting right, this means that the level of activity of Sapiens’ other shareholders is relatively moderate or low. As of December 31, 2020, the attendance from shareholders would have to be higher than 87.9% in order to deprive the Company of an absolute majority of votes at the general meeting.

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

In accordance with the Magic Software’s articles of association, the board of directors of Magic Software is responsible for managing Magic Software’s current business operations and is authorized to take substantially all decisions which are not specifically reserved to Magic Software shareholders by its articles of association, including the decision to pay out dividends. Magic Software’s board of directors is composed of 5 members, 3 of whom are independent directors, and one being Formula chief executive officer who also serves as Magic Software chief executive officer. In recent years, the Company has consistently reappointed mostly the same members of the board of directors. The only exception was the appointment of Mr. Avi Zakay in February 2018, who has replaced Mr. Yechezkel Zeira after nine years of service.

ii)	Shareholders’ structure of Magic Software:

Magic Software’s shareholders’ structure is dispersed because, apart from the Company, as of December 31, 2020, there were just three financial institutions holding more than 5% of Magic Software’s voting power (representing 9.9%, 7.7% and 5.4% of the votes). There is no evidence that any of the shareholders have or had granted to any other shareholder a voting proxy at the general meeting. Over the last five years from 2016 to 2020, Magic Software’s general meetings were attended by shareholders representing between 65%-87% of total voting rights. Bearing in mind that the Company presently holds approximately 45.53% of total voting right, this means that the level of activity of Magic Software’s other shareholders is relatively moderate or low. As of December 31, 2020, the attendance by shareholders would have to be higher than 91.1% in order to deprive the Company of an absolute majority of votes at the general meeting. In accordance with voting patterns at Magic Software’s shareholders’ meetings in recent years, it is the Company’s management belief that achieving such a high attendance seems unlikely.

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

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

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

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit. Restricted deposits include deposits used to secure certain subsidiaries’ ongoing projects, as well as security deposits with respect to leases, and are classified under other short-term and long-term receivables.

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

The Group periodically evaluates the condition and aging of its inventories and makes provisions for slow-moving inventories accordingly. No such impairments have been recognized in any period presented.

12)	Revenue recognition:

IFRS 15 “Revenue from Contracts with Customers” establishes a five-step model to account for revenue arising from contracts with customers and requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers:

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

Under IFRS 15, revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

In determining the amount of revenue from contracts with customers, the Group evaluates whether it is a principal or an agent in the arrangement. The Group is a principal when the Group controls the promised goods or services before transferring them to the customer. In these circumstances, the Group recognizes revenue for the gross amount of the consideration. When the Group is an agent, it recognizes revenue for the net amount of the consideration, after deducting the amount due to the principal.

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

The vast majority of licenses sold separately by the Group (thus representing a separate performance obligation) are intended to provide the customer with a right to use the intellectual property, which means that revenues from the sale of such licenses are recognized at the point in time at which the control over the license is transferred to the customer.

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

In certain cases, the Group also provides a warranty for goods and services sold (i.e., extended warranties when the Group contractually undertakes to repair any errors in the delivered software within a strictly specified time limit and/or when the scope of which is broader than just an assurance to the customer that the product/service complies with agreed-upon specifications). The Group has ascertained that such warranties granted by the Group meet the definition of service. The conclusion regarding the extended nature of a warranty is made whenever the Group contractually undertakes to repair any errors in the delivered software within a strictly specified time limit and/or when such warranty is more extensive than the minimum required by law. Under IFRS 15, the fact of granting an extended warranty indicates that the Group provides an additional service. As such, the Group recognizes an extended warranty as a separate performance obligation and allocates a portion of the transaction price to such service. In all cases where an extended warranty is accompanied by a maintenance service, which is even a broader category than the extended warranty itself, revenues are recognized over time because the customer consumes the benefits of such service as it is performed by the provider. If this is the case, the Group continues to allocate a portion of the transaction price to such maintenance service. Likewise, in cases where a warranty service is provided after the project completion and is not accompanied by any maintenance service, then a portion of the transaction price and analogically recognition of a portion of contract revenues will have to be deferred until the warranty service is actually fulfilled.

iv.	Sale of third-party software licenses and services

Third-party software licenses and services include revenues from the sale of third-party software licenses as well as from the provision of services which, due to technological or legal reasons, must be carried out by subcontractors (this applies to hardware and software maintenance and outsourcing services provided by their manufacturers). Revenues from the sale of third-party software licenses are accounted for as sales of goods, which means that such revenues are recognized at the point in time at which control of the license is transferred to the customer. Concurrently, revenues from third-party services, including primarily third-party maintenance services, are recognized over time when such services are provided to the customer.

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

In the case of contracts that contain a component of providing a service or equipment, the Group considers whether such arrangements contain a lease component (i.e., whether the Group provides the right to control the use of the identified asset for a period of time in exchange for consideration). The Group has not identified any lease components within contracts concluded with customers.

vi.	Sale of training and implementation services

Revenues from training and implementation services are recognized when the service is provided. revenue from training services in respect of public courses whose operating range is up to 3 months will be recognized at the end of the course period.

Revenues from training services in respect of long-term courses will be recognized over the term of the course. Revenues from implementation projects ordered by organizations will be recognized according to actual inputs (actually worked hours).

vii.	Variable consideration

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

The Group is party to a number of contracts which provide for penalties for non-performance or improper performance of contractual obligations. Any contractual penalties may therefore affect the consideration, which has been stated as a fixed amount in the contract, and make it subject to change due to such expected penalties. Therefore, as part of estimating the amount of consideration receivable under a contract, the Group has estimated the expected amount of consideration while considering the probability of paying such contractual penalties as well as other factors that might potentially affect the consideration. Apart from contractual penalties, there are no other material factors that may affect the amount of consideration (such as rebates or discounts), but in the event they were identified, they would also affect the amount of revenues recognized by the Group.

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

ix.	Significant financing component

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

The amount of product and service revenue included in the “proprietary software products and related services” line item in 2020 is $28,424 and $485,534, respectively. Of the $485,534 revenue from service, proprietary licenses with significant related services (treated as one performance obligation) amounts to $173,280.

The amount of non-proprietary product and service revenue included in the “software services” line item is $5,453 and $1,414,508, respectively.

x.	Costs of contracts with customers

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

An impairment loss in respect of capitalized costs of obtaining a contract is recognized in profit or loss when the carrying amount of the asset exceeds the remaining amount of consideration that the Company expects to receive for the goods or services to which the asset relates less the costs that relate directly to providing those goods or services and that have not been recognized as expenses.

The Company has elected to apply the practical expedient allowed by the Standard according to which incremental costs of obtaining a contract are recognized as an expense when incurred if the amortization period of the asset is one year or less.

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

At each reporting date, the Group evaluates whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid (since the Group will not be required to pay royalties) based on the best estimate of future sales and using the original effective interest method, and if so, the appropriate amount of the liability is derecognized against a corresponding reduction in research and development expenses. Amounts paid as royalties are recognized as settlement of the liability.

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

Taxes that would apply in the event of the disposal of investments in investees have not been considered in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been considered in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Group’s policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

Taxes on income that relate to distributions of an equity instrument and to transaction costs of an equity transaction are accounted for pursuant to IAS 12.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

16)	Leases:

On January 1, 2019, the Company first applied IFRS 16, “Leases” (“the Standard”). The Company elected to apply the provisions of the Standard using the modified retrospective method (without restatement of comparative data).

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

Leases which entitle employees to a company car as part of their employment terms are accounted for as employee benefits in accordance with the provisions of IAS 19 and not as subleases.

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

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly
Land	2-24	5
Motor vehicles	2-3	2

The Group tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

ii)	Variable lease payments that depend on an index:

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

Capitalized software costs are measured at cost less any accumulated amortization and any accumulated impairment losses on a product-by-product basis. Amortization of capitalized software costs begin when development is complete, and the product is available for use. The Group considers a product to be available for use when the Group completes its internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements. Internal validation includes the completion of coding, documentation and testing that ensure bugs are reduced to a minimum. The internal validation of the product takes place a few weeks before the product is made available to the market. In certain instances, The Group enters into a short pre-release stage, during which the product is made available to a selected number of customers as a beta program for their own review and familiarization. Subsequently, the release is made generally available to customers. Once a product is considered available for use, the capitalization of costs ceases and amortization of such costs to “cost of sales” begins.

Capitalized software costs are amortized on a product-by-product basis by the straight-line method over the estimated useful life of the software product (between 5-7 years).

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

During the years ended December 31, 2020 , 2019 and 2018, no such unrecoverable amounts were identified.

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

Years
Customer relationship and backlog	3 – 15
Acquired technology	2 – 8
Patents	10

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

During the years ended December 31, 2020, 2019 and 2018 no impairment indicators were identified.

21)	Financial instruments:

A.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Group classifies and measures the debt instruments in its financial statements on the basis of the following criteria:

●	the Group’s business model for the management of financial assets; and

●	the contractual cash flow characteristics of the financial asset.

i.	The Group measures debt instruments at amortized cost when:

The Group’s business model is to hold the financial assets in order to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment. On the date of initial recognition, the Group may irrevocably designate a debt instrument as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency, such as when a related financial liability is also measured at fair value through profit or loss.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ii.	The Group measures debt instruments at fair value through other comprehensive income when:

The Group’s business model is to hold the financial assets in order to both collect their contractual cash flows and to sell the financial assets, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Subsequent to the initial recognition, the instruments in this category are measured at fair value. Gains or losses from fair value adjustments, excluding interest and exchange rate differences, are recognized in other comprehensive income.

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

The Group evaluates at the end of each reporting period the loss allowance for financial debt instruments which are not measured at fair value through profit or loss. The Company distinguishes between two types of loss allowances:

i.	Debt instruments whose credit risk has not increased significantly since initial recognition, or whose credit risk is low - the loss allowance recognized in respect of this debt instrument is measured at an amount equal to the expected credit losses within 12 months from the reporting date; or

ii.	Debt instruments whose credit risk has increased significantly since initial recognition, and whose credit risk is not low - the loss allowance recognized is measured at an amount equal to the expected credit losses over the instrument’s remaining term.

The Group has short-term financial assets such as trade receivables in respect of which the Group applies a simplified approach and measures the loss allowance in an amount equal to the lifetime expected credit losses

An impairment loss on debt instruments measured at amortized cost is recognized in profit or loss with a corresponding loss allowance that is offset from the carrying amount of the financial asset, whereas the impairment loss on debt instruments measured at fair value through other comprehensive income is recognized in profit or loss with a corresponding loss allowance that is recorded in other comprehensive income and not as a reduction of the carrying amount of the financial asset in the statement of financial position.

The Group applies the low credit risk simplification in the Standard, according to which the Company assumes the debt instrument’s credit risk has not increased significantly since initial recognition if on the reporting date it is determined that the instrument has a low credit risk, for example when the instrument has an external rating of “investment grade”.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Derecognition of financial assets:

The Group derecognizes a financial asset when and only when:

i.	The contractual rights to the cash flows from the financial asset expire; or

ii.	The Group has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

iii.	The Group has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

D.	Financial liabilities:

i.	Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability. After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest rate method, except for:

●	Financial liabilities at fair value through profit or loss, such as derivatives;

●	Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies;

●	Financial guarantee contracts;

●	Contingent consideration recognized by an acquirer in a business combination as to which IFRS 3 applies;

ii.	Financial liabilities measured at fair value through profit or loss:

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

G.	Compound financial instruments:

i)	Convertible debentures which contain both an equity component and a liability component are separated into two components. This separation is performed by first determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the conversion component is determined to be the residual amount. Directly attributable transaction costs are apportioned between the equity component and the liability component based on the allocation of proceeds to the equity and liability components.

ii)	Convertible debentures that are denominated in foreign currency contain two components: the conversion component and the debt component. The liability conversion component is initially recognized as a financial derivative at fair value. The balance is attributed to the debt component. Directly attributable transaction costs are allocated between the liability conversion component and the liability debt component based on the allocation of the proceeds to each component.

H.	Put option granted to non-controlling interests:

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

From, time to time. the Group enters into contracts for derivative financial instruments such as forward currency contracts and options contracts to hedge risks associated with foreign exchange rates resulting from international activities and interest rate fluctuations. The derivative instruments primarily hedge or offset exposures to Euro, British Pound, Japanese Yen and New Israeli Shekel (“NIS”) exchange rate fluctuations.

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

Severance expenses for the years 2018, 2019 and 2020 were $30,318, $37,218 and $35,897, respectively.

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

The Group’s net obligation for other long-term employee benefits, which is computed based on actuarial assumptions, is for the future benefit due to employees for services rendered in the current period and in prior periods and considering expected salary increases. The amount of these benefits is discounted to its present value. The discount rate is determined by reference at the reporting date to market yields on high quality corporate bonds that are linked to the Consumer Price Index and whose term is consistent with the term of the Group’s obligation.

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

Bad debt expense, net for the years ended December 31, 2018, 2019 and 2020 was $1,723, $1,176 and $3,188 respectively.

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

30)	Changes in accounting policies - initial adoption of new financial reporting and accounting standards:

1.	Amendment to IFRS 3, “Business Combinations”:

In October 2018, the IASB issued an amendment to the definition of a “business” in IFRS 3, “Business Combinations” (“the Amendment”).

The Amendment clarifies that in order to meet the definition of a “business”, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. The Amendment also clarifies that a business can exist without including all of the inputs and processes necessary to create outputs. The Amendment includes an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business, with no need for other assessments.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Amendment is to be applied to business combinations and asset acquisitions for which the acquisition date is on or after January 1, 2020.

The initial application of the Amendment did not have a material effect on the Company’s financial statements but it may have an effect on the assessment of the definition of a “business” for acquisitions completed after January 1, 2020.

2.	Amendments to IFRS 9, IFRS 7 and IAS 39:

In September 2019, the IASB published amendments to IFRS 9, “Financial Instruments”, IFRS 7, “Financial Instruments: Disclosures” and IAS 39, “Financial Instruments: Recognition and Measurement” (collectively - “the Amendment”).

The Amendment permits certain temporary reliefs for entities applying hedge accounting for IBOR-based instruments which are affected by the uncertainty involving the expected interest rate benchmark reform. This reform has caused uncertainty relating to the timing and amounts of future cash flows from both hedging instruments and hedged items.

The Amendment is applicable for annual periods beginning on January 1, 2020.

The adoption of the Amendment did not have an effect on the Company’s financial statements as of January 1, 2020, since the Company does not have any IBOR-based hedge transactions which could be affected by the timing of the above reform.

31)	Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year’s presentation.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

i.	Formula

Acquisition of Ofek Aerial Photography Ltd. (“Ofek”)

On March 13, 2020, the Company directly acquired 86.02% of the share capital of Ofek, Israel’s market leader in the fields of aerial and satellite mapping, geographic data collection and processing, and provider of services in numerous geographic applications, for a total cash consideration of NIS 27,671 (approximately $7,888), or NIS 14,303 (approximately $3,931) net of acquired cash. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The results of Ofek’s operations have been included in the consolidated financial statements since March 2020.

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$4,857
Fixed assets	3,993
Investment in company accounted for at equity method	824
Intangible assets	874
Dividend payable to former shareholder	(7,069)
Deferred tax, net	(34)
Non-controlling interests	(995)
Goodwill	1,481
Total assets acquired net of acquired cash	$3,931

ii.	Sapiens

a.	Acquisition of Thor Denmark Holding ApS and its subsidiaries (“TIA”)

On November 30, 2020 (“the TIA Acquisition Date”), Sapiens completed the acquisition of all of the outstanding shares of TIA, a leading vendor of digital software solutions. TIA offers comprehensive software solutions primarily for Property & Casualty insurers, as well as several innovative extension modules. Additionally, TIA offers a full scope of expert implementation, application management and hosting services, enabling insurers to execute their digital and business strategies. The purchase price amounted to $75,276 in cash (or $72,984 net of acquired cash), subject to net working capital adjustments. Acquisition related costs amounted to $719. The results of TIA’s operations have been included in the consolidated financial statements from the TIA Acquisition Date.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Net assets excluding cash acquired	$4,666
Other long-term assets	4,255
Intangible assets	29,946
Goodwill	57,509
Current liabilities	(2,212)
Deferred revenues	(5,742)
Deferred tax liabilities	(7,181)
Other long-term liabilities	(8,257)
Total assets acquired, net of acquired cash	$72,948

The following table sets forth the components of intangible assets associated with the acquisition:

Developed technology	$10,517
Customer relationships	19,266
Backlog	163
Total intangible assets	$29,946

The goodwill from the acquisition of TIA is primarily attributable to potential synergy with Sapiens, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01.

b.	Acquisition of sum.cumo GmbH (“sum.cumo”)

On February 6, 2020 (the “sum.cumo Acquisition Date”), Sapiens completed the acquisition of all the outstanding shares of sum.cumo, a German company, which services insurers in the DACH region, helping them to achieve digital transformation of set up their existing business models or to design entirely new business models based on pure digital processes. sum.cumo’s experts in consulting, user experience, marketing and technology enable the region’s insurers to launch highly automated platforms well suited for e-commerce and real-time processing of transactions.

The purchase price totaled $22,487 in cash (or $21,506 net of acquired cash). At the acquisition date, the Sapiens issued an aggregate of 173,005 RSUs to certain employees of sum.cumo, valued at a total of $4,400. The value of these grants was not included in the purchase price of sum.cumo, since their vesting is subject to both continued employment and other performance criteria. In addition, sum.cumo’s senior executives have retention-based payments over three years (2020-2023) of up to approximately $2,800. These payments are subject to continued employment, and therefore were not included in the purchase price. Acquisition related costs amounted to $561. The results of sum.cumo’s operations have been included in the consolidated financial statements from the sum.cumo Acquisition Date.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The table below presents the fair value that was allocated to sum.cumo’s assets and liabilities based upon fair values as determined by the Company:

Net assets excluding cash acquired	$466
Other long-term assets
Intangible assets	9,730
Deferred tax liabilities	(3,211)
Goodwill	14,521
Total assets acquired, net of acquired cash	$21,506

The goodwill from the acquisition of sum.cumo is primarily attributable to sales growth from future products, new customers and potential synergy with Sapiens, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01.

c.	Acquisition of Delphi Technology Inc. and its subsidiary (“Delphi”)

On July 27, 2020 (the “Delphi Acquisition Date”), Sapiens completed the acquisition of Delphi, a leading vendor of software solutions for property & casualty (P&C) carriers, with a focus on the medical professional liability (MPL)/healthcare professional liability (HCPL) markets (sometimes referred to as “medical malpractice”). The total purchase price was $19,600 in cash (or $13,335 net of acquired cash). Acquisition related costs amounted to $299. The results of Delphi’s operations have been included in the consolidated financial statements from the Delphi Acquisition Date.

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted on March 27, 2020 in the United States. On April 22, 2020, Delphi applied for such aid in the form of U.S. Small Business Administration’s Paycheck Protection Program (“PPP Loan”) in the amount of $1,546. The PPP Loan is scheduled to mature on April 22, 2022, has a 1% interest rate, and is subject to the terms and conditions applicable to all loans made pursuant to the Paycheck Protection Program as administered by the U.S. Small Business Administration under the CARES Act. The PPP Loan was applied for by Delphi prior to the acquisition by Sapiens.

The table below presents the fair value that was allocated to Delphi’s assets and liabilities based upon fair values as determined by the Company:

Net liabilities excluding cash acquired	$(6,789)
Intangible assets	7,562
Deferred tax liabilities	(2,313)
Goodwill	14,875
Total assets acquired, net of acquired cash	$13,335

The goodwill from the acquisition of Delphi is primarily attributable to potential synergy with Sapiens, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01.

d.	Acquisition of Tiful Gemel Ltd. (“Tiful Gemel”)

On June 1, 2020 (the “Tiful Gemel Acquisition Date”), Sapiens completed the acquisition of 75% of the outstanding shares of Tiful Gemel, an Israeli company which provides software solutions and managed services related to pension and provident funds in the Israeli market, for a total cash consideration of $1,281. In addition, under the share purchase agreement, Sapiens is committed to acquire the remainder of Tiful Gemel’s outstanding shares on June 1, 2023. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01.

e.	Acquisition of Cálculo S.A.U. (“Cálculo”)

On September 27, 2019 (the “Acquisition Date”), Sapiens completed the acquisition of all of the share capital of Cálculo, a Spanish-based company engaged in insurance consulting and managed services, and develops, sells and supports a proprietary core solution to the insurance Spanish market, for a total cash consideration of $5,760 (of which $5,608 were paid in September 2019, and $152 in the first quarter of 2020). In addition, the sellers and senior executives are entitled to performance-based payments relating to achievements of various targets over three years (2019-2021) of up to $1,700. Some of these payments are subject to continued employment, and therefore were not included in the purchase price. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The results of Cálculo’s operations have been included in the consolidated financial statements since September 2019.

The following table summarizes the fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$47
Intangible assets	1,037
Goodwill	622
Total assets acquired, net of acquired cash	$1,706

f.	Acquisition of Adaptik Corporation Inc. (“Adaptik”)

On March 7, 2018, Sapiens completed the acquisition of all of the share capital of Adaptik, a New-Jersey company engaged in the development of software solutions for P&C insurers, (including policy administration, rating, billing, customer and task management and product design), for total cash consideration of $18,179 (of which $17,979 was paid in March 2018 and $200 will be paid in March 2022). In addition, the seller may be entitled to performance-based payments relating to achievement of revenue targets over three years (2018-2020) of up to $3,700, of which $1,300 was paid during 2019 and additional $1,355 was paid during 2020. Such payment entitlements are subject to continued employment and therefore were not included in the purchase price. Acquisition-related costs were approximately $300. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The result of Adaptik’s operations have been included in the consolidated financial statements since March 2018.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the acquired assets and liabilities as of the acquisition date:

Net liabilities excluding cash acquired	$(2,817)
Intangible assets	12,936
Deferred taxes	(3,528)
Goodwill	11,468
Total assets acquired, net of acquired cash	$18,059

iii.	Magic Software

a.	Acquisition of Aptonet Inc (“Aptonet”)

On May 7, 2020, Magic Software acquired all of the share capital of Aptonet, a U.S.-based services company, specializes in IT staffing and recruiting, for a total consideration of $ 4,663, of which $ 3,663 was paid upon closing and the remaining $ 1,000 will be paid in two equal installments, at the end of the 6- and 12-months periods following the closing date. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The results of Aptonet operations have been included in the consolidated financial statements since May 1, 2020.

The goodwill from the acquisition of Aptonet is primarily attributable to potential synergy with Magic Software U.S. IT staffing operations, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

The following table summarizes the provisional fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding cash acquired	$529
Intangible assets, net	1,556
Goodwill	1,785
Total assets acquired, net of acquired cash	$3,870

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

b.	Acquisition of Stockell Information Systems, Inc (“Stockell”)

On September 2, 2020, Magic Software acquired all of the share capital of Stockell, a U.S.-based services company, specializing in IT staffing and recruiting, for a total consideration of $ 7,714, of which $ 6,265 was paid upon closing and the remaining $ 1,449 due 12 months following the closing date. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The results of Stockell’s operations have been included in the consolidated financial statements since September 1, 2020.

The goodwill from the acquisition of Stockell is primarily attributable to potential synergy with Magic Software U.S. IT staffing operations, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

The following table summarizes the provisional estimated(1) fair values of the assets acquired and liabilities at the date of acquisition:

Net assets	$1,051
Intangible assets, net	2,616
Goodwill	4,047
Total assets acquired	$7,714

(1)	The estimated fair values of the tangible and intangible assets referring to acquisition which were made in 2020 are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

c.	Acquisition of Mobisoft Ltd (“Mobisoft”) and Magic Hands B.V (“Magic Hands”)

On July 1, 2020 and in June 2020 Magic Software acquired 70% of the outstanding share capital of Mobisoft and all the outstanding share capital of Magic Hands., respectively. The acquisition of both Mobisoft and Magic Hands individually and in the aggregate, was not material. The aggregate consideration paid for the acquisition of both Mobisoft and Magic Hands was $ 11,340. Magic Software and the seller of Mobisoft both hold mutual options to purchase and sell (respectively) the remaining 30% interest in Mobisoft which may be exercised during the three-year period beginning following the third-year anniversary of the acquisition. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Acquisition related costs were immaterial. Mobisoft and Magic Hands results of operations were included in the consolidated financial statements of the Company since their respective acquisition dates.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the aggregated estimated fair values of the assets acquired and liabilities at each of the dates of acquisition:

Net assets, excluding cash acquired	$1,069
Intangible assets, net	4,553
Goodwill	5,718
Total assets acquired, net of acquired cash	$11,340

d.	Acquisition of NetEffects Inc. (“NetEffects”)

On July 1, 2019, Magic Software acquired a all of the share capital of NetEffects, a U.S based services company, engaged in IT staffing and recruiting services, for a total consideration of $12,500, of which $9,400 was paid upon closing, $1,550 was paid during 2020 and the remaining $1,550 will be paid in two installments following the second and third year anniversary of the acquisition. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The results of operations were included in the consolidated financial statements of the Group commencing July 1, 2019.

The goodwill from the acquisition of NetEffects is primarily attributable to potential synergy with Magic Software’s U.S. IT staffing’ operations, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$91
Intangible assets	8,716
Goodwill	3,526
Total assets acquired net of acquired cash	$12,333

e.	Acquisition of PowWow Inc. (“PowWow”)

On April 1, 2019 Magic Software acquired all of the share capital of PowWow, creator of SmartUX™, a leading Low-Code development platform for, mobilizing and modernizing enterprise applications, for a total consideration of $8,443 (net of acquired cash). Total consideration includes an estimated deferred consideration of $2,040 contingent upon PowWow meeting various revenue targets over three years (2020-2022). During 2020, Magic Software reversed the entire contingent amount as its management estimates that PowWow will not meet its revenue targets. Acquisition related costs amounted to $980. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The results of operations were included in the consolidated financial statements of the Group commencing April 1, 2019.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(1,557)
Intangible assets	2,855
Goodwill	7,145
Total assets acquired net of acquired cash	$8,443

f.	Acquisition of OnTarget Group Inc (“OnTarget”).

On February 28, 2019, Magic Software acquired all of the share capital of OnTarget, a U.S.-based services company, specializes in outsourcing of software development services, for a total consideration of $12,456. Total consideration consists of $6,000 which was paid upon closing and the remaining amount constitutes a deferred payment contingent upon OnTarget meeting future operating results over four years (2019-2022). During 2020, Magic Software paid an amount of $1,000 with respect to the contingent consideration. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Acquisition related costs were immaterial. OnTarget results of operations were included in the consolidated financial statements of the Company commencing March 1, 2019.

The goodwill from the acquisition of OnTaret is primarily attributable to potential synergy with Magic Software’s operations, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$444
Intangible assets	4,908
Deferred taxes	(1,276)
Goodwill	8,380
Total assets acquired net of acquired cash	$12,456

g.	On October 1, 2019 Magic Software acquired 30% of the share capital of Infinigy Solutions LLC (“Infinigy”), increasing its share capital interest from 70% to 100%, for a total cash consideration of $4,393, which was paid upon closing. Infinigy is U.S.-based services company focused on expanding the development and implementation of technical solutions which deliver design-driven turnkey solutions, combining Architecture and Engineering, or A&E design project management and general contracting competencies, across the wireless communications industry.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

iv.	Matrix

a.	Acquisition of Gestetnertec Ltd. (“Gestetnertec”)

On July 9, 2020, Matrix acquired 51% of the share capital of Gestetnertec, an Israeli-based company and a provider of comprehensive solutions in the area of printing, document production services including, among other things, three-dimensional model printing solutions, for a total consideration of approximately NIS 49,853 million (or $14,475), or NIS 31,576 (approximately $9,169) net of acquired cash. In addition, Matrix and the sellers hold mutual call and put options, respectively, for the remaining 49% interest in Gestetnertec. The fair value of the put option measured on the acquisition date amounted to NIS 61,238 (approximately $17,781). Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The results of Gestetnertec’s operations have been included in the consolidated financial statements since July 1, 2020.

The goodwill from the acquisition of Gestetnertec is primarily attributable to potential synergy with Matrix operations, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

The following table summarizes the provisional estimated(1) fair values of the assets acquired and liabilities at the date of acquisition:

Net assets excluding cash acquired	$12,746
Short-term bank credit	(10,598)
Non-controlling interest	(135)
Liability to acquire non-controlling interests (put option)	(17,781)
Intangible assets, net	16,337
Deferred taxes	(4,021)
Goodwill	12,621
Total assets acquired net of acquired cash	$9,169

(1)	The estimated fair values of the tangible and intangible assets referring to acquisition which were made in 2020 are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

b.	Acquisition of RightStar Inc. (“RightStar”)

On November 16, 2020, Matrix acquired all of the share capital of RightStar. a U.S. based company and a seller and an integrator of BMC and Atlassian Jira solutions, for a total consideration of approximately $3,566 (or ($0.1) million net of acquired cash), of which $3,040 was paid in cash and $526 thousands was paid on January 15, 2021. Sellers may also be entitled to a contingent consideration, estimated as of the acquisition date at $1,032, upon RightStar meeting various operating profit targets. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. The results of RightStar’s operations have been included in the consolidated financial statements since November 2020.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The goodwill from the acquisition of RightStar is primarily attributable to potential synergy with Matrix U.S. operations, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

The following table summarizes the provisional estimated (1) fair values of the assets acquired and liabilities at the date of acquisition:

Net liabilities excluding cash acquired	$(763)
Contingent liability in respect of business combinations	(1,077)
Intangible assets, net	354
Deferred taxes	(95)
Goodwill	922
Total liabilities acquired net of acquired cash	$(659)

(1)	The estimated fair values of the tangible and intangible assets referring to acquisition which were made in 2020 are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

c.	In January 2020, Matrix acquired 40% of the share capital of Network Infrastructure Technologies (NIT), increasing its share capital interest from 60% to 100%, for a total cash consideration of $4,500, which was paid upon closing.

d.	Acquisition of Techtop Ltd. (“TechTop”)

On May 7, 2019, Matrix purchased the net assets of Techtop, (meeting the definition of a business) for a cash consideration of NIS 17,087 (approximately $4,764). TechTop is a leasing Israeli supplier of professional sound and systems. As part of the purchase price allocation, the excess of the purchase price paid over the value of net assets acquired in the amount of NIS 8,602 (approximately $2,398) was allocated to goodwill. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Techtop results of operations were included in the consolidated financial statements of the Company commencing April 1, 2019.

e.	Acquisition of Medatech Information Technologies Ltd. (“Medatech Technologies”)

On February 20, 2019, Matrix acquired all the share capital of Medatech Technologies, an Israeli-based company and a leading system integrator with many years of experience in distributing and implementing Priority ERP software, for NIS 85,000 (approximately $23,500) or NIS 77,753 (approximately $21,496) net of acquired cash. On April 7, 2019, Matrix acquired additional 25% of the issued and outstanding share capital of Medatech Systems Inc., (“Medatech Systems”) a subsidiary of Medatech Technologies, for NIS 5,175 (approximately $1,443) or NIS 2,007 (approximately $560) net of acquired cash. Resulting from the acquisition, Medatech Technologies interest in the issued and outstanding share capital of Medatech Systems increased to 75%. Matrix and the seller both hold mutual options to purchase and sell (respectively) 5% of the remaining share capital of Medatech Systems at the end of the second-year anniversary following the acquisition. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Medatech results of operations were included in the consolidated financial statements of the Company commencing March 1, 2019.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$2,340
Intangible assets	7,553
Deferred taxes	(2,276)
Credit from banks and others	(5,550)
Non-controlling interests	(434)
Goodwill	20,423
Total assets acquired net of acquired cash	$22,056

f.	Acquisition of Dana Engineering Ltd. (“Dana Engineering”)

On February 6, 2019, Matrix acquired 80% of the issued and outstanding share capital of Dana Engineering, an Israeli-based company providing project management services in the field of national infrastructure in Israel, for total cash consideration of NIS 52,000 (approximately $14,370). Matrix and the seller hold mutual options to purchase and sell (respectively) the remaining 20% interest in Dana Engineering which may be exercised following the second-year anniversary of the acquisition. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Dana Engineering results of operations were included in the consolidated financial statements of the Company commencing February 1, 2019.

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$(9,270)
Intangible assets	5,311
Deferred taxes	(1,138)
Non-controlling interests	(5,235)
Goodwill	9,746
Total assets acquired net of acquired cash	$(586)

g.	Acquisition of Noah Technologies Ltd. (“Noah Technologies”)

On November 13, 2018, Matrix acquired all the share capital of Noah Technologies, an Israeli based company providing engineering solutions, computerized catalogs and IT professional services, for approximately NIS 6,090 (approximately $1,651) in cash or NIS 4,251 (approximately $1,152) net of acquired cash. In accordance with the purchase agreement the seller may also be entitled to receive performance-based payments capped at NIS 4,000 (approximately $1,084), estimated on the date of the acquisition at NIS 3,089 (approximately $837), relating to achievement of certain profitability targets for the years 2019-2021. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Noah Technologies results of operations were included in the consolidated financial statements of the Company commencing December 1, 2018.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(475)
Intangible assets	781
Deferred taxes	(171)
Goodwill	1,854
Total assets acquired net of acquired cash	$1,989

h.	Acquisition of Integrity Software 2011 Ltd. (“Integrity Software”)

On July 30, 2018, Matrix acquired 65% of the share capital of Integrity Software, an Israeli-based company providing software solutions to the enterprise sector in Israel in the fields of software security, IT infrastructure and virtualization, for approximately NIS 9,000 (approximately $2,454) in cash or NIS 4,881 (approximately $1,331) net of acquired cash. In accordance with the purchase agreement the seller may also be entitled to receive performance-based payments capped at NIS 4,000 (approximately $1,091), estimated on the date of the acquisition at NIS 823 (approximately $224), contingent upon the seller meeting certain profitability targets during the years 2019-2021. Matrix and the seller both hold mutual options to purchase and sell (respectively) 10% of the remaining share capital of Integrity. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Integrity Software results of operations were included in the consolidated financial statements of the Company commencing August 1, 2018.

Net liabilities excluding cash acquired	$(1,130)
Intangible assets	1,316
Deferred taxes	(303)
Non-controlling interests	(318)
Goodwill	1,990
Total assets acquired net of acquired cash	$1,555

i.	Acquisition of Cambium (2014) Ltd. (“Cambium”)

On July 25, 2018, Matrix acquired 55% of the share capital of Cambium for a total consideration of NIS 3,126 in cash (approximately $860) or NIS 2,729 net of acquired cash (approximately $750 net of acquired cash). Matrix and the seller hold mutual options to purchase and sell (respectively) 15% of the remaining share capital of Cambium. Due to the put option, the Group recorded a financial liability in an amount of NIS 870 (approximately $239) as of the acquisition date. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Cambium results of operations were included in the consolidated financial statements of the Company commencing August 1, 2018.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(8)
Intangible assets	365
Deferred taxes	(84)
Non-controlling interests	(238)
Goodwill	715
Total assets acquired net of acquired cash	$750

j.	Acquisition of Pleasant Valley Business Solutions, LLC. (“PVBS”)

On March 13, 2018 Matrix acquired all of the share capital of PVBS, a U.S company, for cash consideration of approximately $7,590 (or $5,490 net of acquired cash). In accordance with the purchase agreement the seller may also be entitled to receive performance-based payments, estimated on the date of the transaction at $2,819, contingent upon the seller meeting certain profitability targets measured over three years (2018-2020) and up to a total additional consideration of $6,500. In accordance with PVBS results of operations, sellers were entitled to a total additional consideration with respect to the year 2018-2020 of $1,833 of which $670 thousands were paid in 2021. PVBS is engaged in the implementation and assimilation of ERP systems for U.S government suppliers. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. PVBS results of operations were included in the consolidated financial statements of the Company commencing April 1, 2018.

The following table summarizes the estimated fair values of the assets acquired and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(793)
Intangible assets	1,809
Deferred taxes	(499)
Goodwill	7,792
Total assets acquired net of acquired cash	$8,309

k.	Acquisition of Alius Group Inc (“Alius”)

On January 18, 2018, Matrix acquired 50.1% of the share capital of Alius, a U.S.-based company headquartered in New York, for a total cash consideration of approximately $6,241. Total consideration consists of $3,241 paid in cash at closing ($2,960 net of acquired cash) with the remaining $3,000 to be paid at the end of the second-year anniversary following the acquisition. Under the terms of the acquisition, Matrix and the seller held mutual options to purchase and sell (respectively) the remaining shares within two years following the closing date.

On November 25, 2018, Matrix acquired the remaining 49.9% of the share capital of Alius for additional and final consideration of $13,802. Alius is a global consulting financial firm that provides advisory services in the area of regulatory, risk and compliance in the U.S financial markets. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Alius Group results of operations were included in the consolidated financial statements of the Company commencing February 1, 2018.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(4)
Intangible assets	2,986
Deferred taxes	(806)
Goodwill	14,190
Total assets acquired net of acquired cash	$16,366

v.	Michpal

a.	Acquisition of Liram Financial Software Ltd. (“Liram”)

On May 17, 2020, Michpal acquired 70% of the share capital of Liram, an Israeli-based company and a provider of proprietary integrated specialized solutions in the field of financial accounting, taxation and compliance, for a total cash consideration of NIS 15,260 (approximately $4,319). In addition, Michpal and the seller hold mutual call and put options, respectively, for the remaining 30% interest in Liram. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Liram results of operations were included in the consolidated financial statements of the Company commencing May 1, 2020.

The following table summarizes the provisional(1) estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities	$(751)
Non-controlling interest	(821)
Intangible assets	4,529
Deferred tax liability	(1,042)
Goodwill	2,404
Total assets acquired	$4,319

(1)	The estimated fair values of the tangible and intangible assets referring to acquisition which were made in 2020 are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

b.	Acquisition of Unique Software Industries Ltd.

In November 2019, Michpal acquired all of the share capital of Unique Software Industries Ltd. (“Unique”), an Israeli-based company and a provider of integrated solutions in the field of payroll, including pay-stubs, pension services management, education funds management, and software solutions for managing employee attendance, for a total cash consideration of NIS 48,650 (approximately $14,049) or NIS 44,945 (approximately $12,979) net of acquired cash. In accordance with the purchase agreement the seller may also be entitled to receive a performance-based payment capped at NIS 12,218 (approximately $3,528), estimated on the date of the acquisition at NIS 9,736 (approximately $2,811), subject to certain milestones to be met by Unique over the following 4 years from the acquisition date. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Unique results of operations were included in the consolidated financial statements of the Company commencing November 1, 2019.

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$(244)
Intangible assets	8,425
Deferred tax liability	(1,938)
Goodwill	9,547
Total assets acquired net of acquired cash	$15,790

c.	Acquisition of Effective Solutions Ltd.

In November 2018, Michpal acquired 80% of the issued and outstanding share capital of Effective Solutions Ltd., an Israeli based service provider engaged in consulting services in the fields of operational cost savings and procurement, as well as salary control and monitoring, for a total cash consideration of NIS 24,000 (approximately $6,516). In addition, Michpal and the seller hold mutual call and put options, respectively, for the remaining 20% interest in Effective Solutions. Due to the put option, a financial liability was recorded in an amount of NIS 3,028 (approximately $808) as of the acquisition date. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01. Effective Solutions results of operations were included in the consolidated financial statements of the Company commencing November 1, 2018.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- MARKETABLE SECURITIES

The following table summarizes the composition of the Group’s investment in marketable securities:

	December 31,
	2020	2019
Convertible bonds designated at fair value through profit or loss (1)	1,238	1,112
Corporate bonds at Fair value through other comprehensive income	-	5,488
	$1,238	$6,600

(1)	The consolidated statements of profit or loss for the years ended 2018, 2019 and 2020 include gains (losses) from marketable securities designated at fair value through profit or loss in amounts of $53, ($35) and $126, respectively.

NOTE 5:- PREPAID EXPESNES AND OTHER ACCOUNTS RECEIVAVABLE

The following table summarizes the composition of the Group’s Prepaid expenses, other accounts receivable and other investments:

	December 31,
	2020	2019
Prepaid expenses and advances to suppliers	$47,155	$37,394
Government departments	29,973	22,134
Dividend receivable from jointly controlled entity	-	3,000
Employees	301	488
Related Parties	404	1,278
Other	5,987	1,415
	$83,820	$65,709

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

The Group’s financial assets and liabilities measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2019 and 2020:

	Fair value measurements
	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Convertible bonds at fair value through profit or loss (Note 4)	-	1,238	-	1,238
Dividend preference derivative in TSG (1)	-	-	1,707	1,707
	$-	$1,238	$1,707	$2,945

Liabilities:
Foreign currency derivative contracts	-	707	-	707
Contingent consideration in respect of business combination	-	-	18,456	18,456
Liabilities from acquisition of non-controlling interests (put options)	-	-	64,018	64,018
	-	$707	$82,474	$83,181

	Fair value measurements
	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Convertible bonds at fair value through profit or loss (Note 4)	-	1,112	-	1,112
Corporate bonds at fair value through other comprehensive income (Note 4)	-	5,488	-	5,488
Dividend preference derivative in TSG (1)	-	-	1,539	1,539
	$-	$6,600	$1,539	$8,139

Liabilities:
Foreign currency derivative contracts	-	67	-	67
Contingent consideration in respect of business combination	-	-	13,979	13,979
Liabilities from acquisition of non-controlling interests (put options)	-	-	54,850	54,850
	$-	$67	$68,829	$68,896

(1)	The fair value of dividend preference derivative in TSG was estimated using the Monte-Carlo simulation technique.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 7:- Investments in companies accounted for at equity METHOD

The following table summarizes the Group’s investments in companies accounted for at equity:

	December 31,
	2020	2019
TSG (Joint venture)	27,165	26,016
Other investments	1,146	5
	28,311	26,021

Investment in TSG

a.	The Company holds directly a 50% share interest in the issued and outstanding share capital of TSG, a joint venture engaged in the fields of command-and-control systems, intelligence, homeland security and cyber security. The Company’s investment in TSG is included in the financial statements using the equity method of accounting. At the acquisition date the Company attributed an amount of $2,140 to a separate component of dividend preference derivative. The dividend preference derivative is measured at fair value through profit or loss and is presented in the consolidated statements of financial position under long-term prepaid expenses, other accounts and other investments.

b.	The following table summarizes the balances related to the Company’s investment in TSG in the consolidated statements of financial position:

	December 31,
	2020	2019
Investment in companies accounted for at equity method
Shares	18,225	18,347
Capital note	8,940	7,669
	27,165	26,016

Long-term prepaid expenses, other accounts, and other investments
Dividend preference derivative at fair value through profit or loss	1,707	1,539

c.	The following table summarizes the changes in the fair value of TSG’s dividend preference derivative:

	December 31,
	2020	2019
Opening balance	1,539	2,733
Increase in fair value recognized in profit or loss	48	93
Currency exchange rate in other comprehensive income	120	213
Decrease due to dividend declared by TSG	-	(1,500)
Closing balance	1,707	1,539

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 7:- Investments in companies accounted for at equity METHOD (cont.)

d.	The following table summarizes the changes in the carrying amount of the Company’s Investment in TSG:

January 1, 2018	$25,260
Company’s share of profit	365
Company’s share of other comprehensive income	58
December 31, 2018	$25,683

Company’s share of profit	1,771
Company’s share of other comprehensive income	62
Company’s Share in dividend declared by TSG	(1,500)
December 31, 2019	$26,016

Company’s share of profit	1,318
Company’s share of other comprehensive income	(169)
December 31, 2020	$27,165

e.	The following table summarizes financial information of TSG:

(i)	Summarized statement of financial position in accordance with IFRS as of December 31, 2019 and 2020 (as presented in TSG’s financial statements):

	December 31,
	2020	2019
Current assets	51,056	48,340
Noncurrent assets excluding goodwill	4,810	5,507
Current liabilities	(26,201)	(28,436)
Noncurrent liabilities	(8,414)	(8,625)
Total equity	21,251	16,786
Accumulated cost of share-based payment	(743)	-
	$20,508	$16,786

Company’s share in TSG	50%	50%
	10,254	8,393

Excess cost of intangible assets net of deferred tax	7,075	7,787
Goodwill	9,836	9,836
Company’s carrying amount of the investment in TSG	$27,165	$26,016

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 7:- Investments in companies accounted for at equity METHOD (cont.)

(ii)	The following table key highlights of TSG profit or loss in accordance with IFRS for the years ended December 31, 2018, 2019 and 2020 (as presented in TSG’s financial statements):

	Year ended December 31,
	2020	2019	2018
Revenues	77,661	84,350	66,154
Net income	4,059	4,966	3,437
Other comprehensive income	(338)	124	116
Total comprehensive income	3,721	5,090	3,553

Company’s share in TSG	50%	50%	50%
	1,861	2,545	1,776

Amortization of excess cost of intangible assets net of tax	(712)	(712)	(1,353)
Company’s share of total comprehensive income	1,149	1,833	423

Company’s share of other comprehensive income	(169)	62	58
Company’s share of profit	1,318	1,771	365
	1,149	1,833	423

NOTE 8:- PROPERTY, PLANTS AND EQUIPMENT, NET

a.	Property, plants and equipment, net, are comprised of the following as of the below dates:

	December 31,
	2020	2019
Cost:
Computers, software, furniture, and equipment	$139,840	$110,955
Motor vehicles	8,623	5,022
Buildings	975	975
Leasehold improvements	39,261	31,435
	188,699	148,387
Accumulated depreciation:
Computers, software, furniture, and equipment	$103,833	$86,802
Motor vehicles	3,875	2,271
Buildings	112	87
Leasehold improvements	21,703	16,168
	129,523	105,328

Depreciated cost	$59,176	$43,059

b.	Depreciation expenses totaled $10,480, $12,071, and $16,513 for the years ended December 31, 2018, 2019 and 2020, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NotE 9:- Intangible Assets, Net

a.	Intangible assets, net, are comprised of the following as of the below dates:

	December 31,
	2020	2019
Original amounts:
Capitalized Software costs	$221,220	$213,221
Customer relationship	247,445	179,023
Acquired technology	100,159	74,456
Backlog	6,909	6,850
Patent	1,493	4,524
Other intangibles	3,549	1,389
	580,775	479,463
Accumulated amortization:
Capitalized Software costs	179,587	168,315
Customer relationship	120,165	98,543
Acquired technology	48,087	35,653
Backlog	6,909	6,675
Patent	958	4,243
Other intangibles	2,806	754
	358,512	314,183

Total	$222,263	$165,280

b.	Amortization expenses totaled $38,254, $41,330 and $44,586 for the years ended December 31, 2018, 2019 and 2020, respectively.

Note 10:- Goodwill

The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2020:

	December 31,
	2020	2019
Opening balance	$724,193	$640,918
Acquisition of subsidiaries	116,416	54,460
Classifications	3,066	2,977
Foreign currency translation adjustments	28,749	25,838
Closing balance	$872,424	$724,193

The Group performed annual impairment tests as of December 31, 2018, 2019 and 2020 and did not identify any impairment losses (see note 2).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 11:- short term Liabilities to banks and others

	December 31,		December 31,
	2020		2020	2019
	Interest rate
	%	Currency
Bank credit	2.25-3.1	NIS	-	580
Bank credit	US Prime -0.2	USD	-	688
Short-term bank loans	Israeli Prime + 0.8	NIS	-	868
Short-term bank loans	2.5	NIS	1,259	-
Short-term bank loans	1.6	NIS	11,357	28,937
Commercial securities not listed	0.75	NIS	31,104	28,935
Current maturities of long-term loans from banks and other financial institutions (Note 13)	1.8-3.45	NIS	75,856	64,060
Current maturities of long-term loans from banks (Note 13)	Libor + 2.2	NIS Linked to USD	800	804
Short-term interest on long-term loans from other financial institutions	2.6-5.5	NIS	68	425
			$120,444	$125,297

Note 12:- other accounts payable

Other accounts payable are comprised of the following as of the below dates:

	December 31,
	2020	2019
Government institutions	$35,648	$35,775
Accrued royalties to the IIA (see Note 19e)	-	223
Accrued expenses and other current liabilities	33,328	27,174
Total	$68,976	$63,172

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 13:- Long term Liabilities to Banks and Others

a.	Long term liabilities to banks and others are comprised of the following as of the below dates:

Interest rate	Currency	Long-term liabilities	Current maturities	Long-term liabilities net of current maturities	Total long-term liabilities net of current maturities
%		December 31, 2020			December 31, 2019
1.8-5.5	NIS (Unlinked)	255,972	75,856	$180,116	$161,043
Libor +2.2	NIS Linked to USD	1,000	800	200	1,019
		256,972	76,656	$180,316	$162,062

b.	Maturity dates:

	December 31,
	2020	2019
First year (current maturities)	$76,656	$64,864
Second year	69,500	50,460
Third year	60,310	47,733
Fourth year	38,162	38,784
Fifth year and thereafter	12,344	25,085
	$256,972	$226,926

c.	Details of liens, guarantees and credit facilities are described in Note 20.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- DEBENTURES

The Group’s liabilities under debentures are attributable to debentures issued by Formula and Sapiens. The debentures are all listed for trading on the Tel-Aviv Stock Exchange.

a.	Debentures are comprised of the following as of the below dates:

	Effective Interest rate	Currency	Par value in issuance currency	Par Value	Unamortized debt premium (discount) and issuance costs, net	Current maturities	Total long-term debentures, net of current maturities	Short-term accrued interest	Total short-term and long-term debentures
	%			December 31, 2020
Formula’s Series A Secured Debentures (2.8%)	2.4	NIS (Unlinked)	NIS 136,844	$42,564	365	10,641	32,288	589	43,518

Formula’s Series C Secured Debentures (2.3%)	2.5	NIS (Unlinked)	NIS 267,000	$83,048	(678)	10,264	72,106	158	82,528

Sapiens’ Series B Debentures (3.37%)	3.3	NIS (Linked to fix rate of USD)	NIS 350,000	$118,778	(306)	19,796	98,676	6	118,478

				$244,390	(619)	40,701	203,070	753	$244,524

	Effective Interest rate	Currency	Par value in issuance currency	Par Value	Unamortized debt premium (discount) and issuance costs, net	Current maturities	Total long-term debentures, net of current maturities	Short-term accrued interest	Total short-term and long-term debentures
	%			December 31, 2019
Formula’s Series A Secured Debentures (2.8%)	2.4	NIS (Unlinked)	NIS 171,056	$49,497	519	9,899	40,117	686	50,702

Formula’s Series C Secured Debentures (2.3%)	2.5	NIS (Unlinked)	NIS 300,000	$86,806	(813)	9,549	76,444	163	86,156

Sapiens’ Series B Debentures (3.37%)	3.69	NIS (Linked to fix rate of USD)	NIS 245,000	$69,287	(539)	9,898	58,850	1,167	69,915

				$205,590	(833)	29,346	175,411	2,016	$206,773

During the years ended December 31, 2019 and 2020, the Group recorded $5,450 and $6,411, respectively, of interest expenses, and $178 and $135, respectively, as amortization of debt premium, discount and issuance costs, net in respect of the Group’s debentures.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- DEBENTURES (Cont.)

b.	Aggregate principal annual payments of the debentures:

Repayment amount
2021	40,701
2022	40,701
2023	40,701
2024	40,701
2025 and thereafter	81,586
244,390

c.	Formula’s debentures

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

The Series A Secured Debentures are nominated in New Israeli Shekel not linked to any currency or index and non-convertible. The Formula Systems Series A Secured Debentures are secured with collateral consist of shares of Matrix, Magic Software and Sapiens (See note 19a).

The Formula Systems Series A Secured Debentures are listed for trading on the Tel-Aviv Stock Exchange. As of December 31, 2019 and 2020, the fair value of Formula’s Series A Secured Debentures, based on the quoted market price on the Tel-Aviv Stock Exchange, were approximately $52,138 and $44,229, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- DEBENTURES (Cont.)

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

On April 12, 2021, Formula issued additional Formula Systems Series C Secured Debentures in an aggregate principle amount of NIS 160,000 (approximately $48,617) through a private placement to qualified investors in Israel. The gross proceeds received by Formula for the issuance of Formula Systems Series C Secured Debentures in April 2021 were NIS 165,920 (approximately $50,416), out of which NIS 1,678 was attributed to interest payable (approximately $510). Debt premium of NIS 4,370 (approximately $1,024) net of issuance costs of NIS 872 (approximately $265) were allocated to the Formula Systems Series C Secured Debentures and are amortized as financial income over the remaining term of Formula Systems Series A Secured Debentures due in 2026.

The Formula Systems Series C Secured Debentures issued in March 2019 together with the Formula Systems Series C Secured Debentures sold in April 2021 in a private placement, form one single series with identical terms and conditions.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- DEBENTURES (Cont.)

The Formula Systems Series C Secured Debentures are nominated in New Israeli Shekel and are not linked to any currency or index and are non-convertible. The Formula Systems Series C Secured Debentures are secured with collateral consist of shares of Matrix, Magic Software and Sapiens (See note 20a).

The Series C Secured Debentures are listed for trading on the Tel-Aviv Stock Exchange. As of December 31, 2019 and 2020 , the fair value of Formula’s Series C Secured Debentures, based on the quoted market price on the Tel-Aviv Stock Exchange, were approximately $90,174 and $86,993, respectively.

The offering of Formula’s debentures were made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act), and was exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder.

The sale of Formula debentures was not registered under the Securities Act, and Formula debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

In accordance with the indenture for Formula Systems Series A Secured Debentures and Formula Systems Series C Secured Debentures, Formula has undertaken to maintain a number of conditions and limitations on the manner in which it operates its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on its assets, or undergo an asset sale or other change that results in a fundamental change in its operations, and to meet certain financial covenants (see Notes 19a and 19c(1)(i)).

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

On June 8, 2020, Sapiens issued additional Sapiens’ Series B Debentures in an aggregate principle amount of NIS 210,000 (approximately $60,362) through a public offering in Israel. The gross proceeds received for the issuance of Sapiens’ Series B Debentures in June 2020 were NIS 210,840 (approximately $60,603), out of which approximately NIS 3,006 was attributed to interest payable (approximately $864). Debt discount of NIS 2,166 (approximately $623) and issuance costs of NIS 2,326 (approximately $669) were allocated to Sapiens’ Series B Debentures and are amortized as financial expenses over the remaining term of the Sapiens Series B Debentures due in 2026. Following the raise of the additional NIS 210,000 in Series B Debentures, a $20,000 short-term bank loan taken by Sapiens on March 18, 2020, from a commercial bank was fully repaid on June 9, 2020.

Sapiens’ Series B Debentures issued in September 2017 together with the Sapiens’ Series B Debentures issued in June 2020, form one single series with identical terms and conditions.

Sapiens’ Series B Debentures are linked to the US Dollar, unsecured and non-convertible. Sapiens’ Series B Debentures are listed for trading on the TASE. As of December 31, 2019 and 2020, the fair value of Sapiens’ Series B Debentures, based on the quoted market price on the Tel-Aviv Stock Exchange, were approximately $60,509 and $102,300, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- DEBENTURES (Cont.)

The offerings of Sapiens’ debentures were made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act), and was exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder.

The sale of Sapiens debentures was not registered under the Securities Act, and the Sapiens debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

In accordance with the indenture for the Sapiens Series B Debentures, Sapiens has undertaken to maintain a number of conditions and limitations on the manner in which it operates its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on Sapiens’ assets, or undergo an asset sale or other change that results in a fundamental change in Sapiens’ operations and to meet certain financial covenants (see Note 19c(3)(iii)).

Note 15:- RELATED PARTies TRANSACTIONS

a)	Acquisition of Sapiens Software Solutions (Poland) Sp. Z o.o (formerly “Insseco Sp. Z o.o.”) (“Sapiens Poland”)

On August 18, 2015, Sapiens completed the acquisition from Asseco, the parent company of Formula, of all issued and outstanding share capital of Sapiens Poland. Under the share purchase agreement for that acquisition, Under the share purchase agreement for that acquisition, Asseco committed to assign to Sapiens Poland all customer contracts that relate to the intellectual property that Sapiens acquired as part of the acquisition. In the event that Asseco cannot obtain the consent of any customer to the assignment of its contract to Sapiens Poland, Asseco will hold that customer’s contract in trust for the benefit of Sapiens Poland.

During the years ended December 31, 2018, 2019 and 2020, Asseco provided back-office services, professional services and fixed assets to Sapiens’ wholly owned subsidiary, Sapiens Poland, in amounts totaling approximately $980, $676 and $521, respectively.

During the years ended December 31, 2018, 2019 and 2020, Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in total amounts of approximately $3,200, $3,400 and $3,100, respectively. For historic reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis (with no margin to Asseco).

As of December 31, 2019 the Group had no trade payable balances due from its transactions with Asseco, as detailed above. As of December 31, 2020 the Group had trade payable balances due from its transactions with Asseco, as detailed above, in an amount of $1,898. As of December 31, 2019 and 2020, the Group had trade receivables balances due from its transactions with Asseco, as detailed above, in amounts of approximately $770 and $1,228, respectively.

In addition, during the year ended December 31, 2020 Matrix provided certain software consulting services to Asseco in the field of cyber security amounting to $17.

b)	Fees paid for board services in affiliates

Sapiens paid Formula director fees for the years ended December 31, 2018, 2019 and 2020, of approximately $25.0, $25.3 and $8, respectively, in respect of Mr. Guy Bernstein, Sapiens’ Chairman and Formula’s chief executive officer.

Matrix paid Formula director fees for the years ended December 31, 2018, 2019 and 2020, of approximately $29.0, $29.9 and $39.0, respectively, in respect of Mr. Guy Bernstein, Matrix’ Chairman and Formula’s chief executive officer.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- RELATED PARTIES TRANSACTIONS (Cont.)

c)	Back-office services

During the years ended December 31, 2018, 2019 and 2020, Magic Software provided back-office services to Formula in amounts totaling approximately $112, $177 and $138, respectively.

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

Note 16:- LEASES

The Group leases substantially all of its office space and vehicles under operating leases. The Group’s leases have original lease periods expiring between 2021 and 2033. Some leases include one or more options to renew. The Group does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancellable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Under IFRS 16, all leases with durations greater than 12 months, including non-cancellable operating leases, are now recognized on the statement of financial position. The aggregated present value of lease agreements is recorded as a long-term asset titled operating lease right-of-use assets.

The corresponding lease liabilities are classified between operating lease liabilities which are current and long-term.

Maturity analysis of undiscounted future lease payments receivable for operating leases:

2021	33,887
2022	28,949
2023	18,550
2024	12,068
2025	10,108
2026 and thereafter	35,725
Total undiscounted cash flows	139,287

Less imputed interest	(16,034)
Present value of lease liabilities	123,253

Depreciation expenses of operating lease right-of-use assets totaled $33,531 and $34,408 for the year ended December 31, 2019 and 2020, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- Employee Option Plans

a)	Formula and its subsidiaries grant, from time to time, options, restricted share units or restricted shares to their officers and employees to purchase shares in the respective companies. In general, the options expire ten years after grant. The following table sets forth the breakdown of share-based compensation expense resulting from such grants, as included in the consolidated statements of profit or loss:

	Year ended December 31,
	2020	2019	2018
Cost of revenues	$-	$-	$2
Research and development expenses	-	-	4
Selling and marketing expenses	-	74	4
General and administrative expenses	7,856	3,800	3,971
	$7,856	$3,874	$3,981

b)	Formula:

In August 2017, Formula’s board of directors, following the approval by Formula’s compensation committee, awarded its chief financial officer 10,000 restricted shares under the 2011 plan (the “new restricted shares”). These restricted shares vest on a quarterly basis over a three-year period, commencing on August 17, 2017 and concluding on August 17, 2020, provided that during such time the chief financial officer will continue to serve as (i) an officer of the Company and/or (ii) an officer in one of the directly held affiliates, except that if he fails to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula), then, the chief financial officer will be deemed to have complied with clauses (i) or (ii) above. Notwithstanding the foregoing, if a change of control of the Company occurs, then all unvested new restricted shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and equaled to $371 ($37.1 per share).

The total compensation expense that the Company recorded in its statement of profit or loss for the years ended December 31, 2018, 2019 and 2020 in respect of its chief financial officer were $166, $66 and $21, respectively. As of December 31, 2020 Formula chief financial officer holds 10,834 shares.

In November 2018, Formula’s board of directors, following the approval by Formula’s compensation committee, awarded its chief operational officer 10,000 restricted shares under the 2011 plan (the “restricted shares”). These restricted shares vest on an annual basis over a four-year period, commencing on November 19, 2018 and concluding on November 19, 2022, provided that during such time the chief operational officer will continue to serve as (i) an officer of the Company and/or (ii) an officer in one of the directly held affiliates. Total fair value of the grant was calculated based on the Formula share price on the grant date and equaled $382 ($38.2 per share). The total compensation expense the Company recorded in its statement of profit or loss for the years ended December 31, 2018, 2019 and 2020 were $25, $191 and $98, respectively. As of December 31, 2020 Formula chief operational officer holds 10,000 restricted shares from this grant, of which 5,000 are fully vested.

In November 2020, Formula’s board of directors, following the approval by Formula’s compensation committee, awarded Emil Sharvit (2001) Consulting and Project Management Ltd., through which its chief executive officer, provides services to Formula, 611,771 restricted stock units (“RSUs”) in respect of ordinary shares of the Company. 66.67% of the RSUs (i.e., 407,847 RSUs) are subject to time-based vesting that shall start as of the grant date and shall end at December 31, 2027 subject to the continued engagement of Formula chief executive officer with the Company as of that date (the “Vesting Period”); and up to 33.33% of the RSUs (i.e., 203,924 RSUs as of the date hereof) are subject to performance-based vesting, and shall vest at December 31, 2027 on a pro-rata basis with respect to each fiscal year (starting as of January 1, 2020) during the Vesting Period in which the Target EBITDA (as defined below) is achieved, subject to the continued engagement of Formula chief executive officer with the Company. At the end of the vesting period, the number of performance based RSUs that vests shall be equal to (i) the number of fiscal years in which the Target EBITDA was achieved multiplied by (ii) 25,490.50 RSUs (rounded to the nearest whole number, up to a cap of 203,924 RSUs in total).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- Employee Option Plans (Cont.)

The “Target EBITDA” in a given fiscal year during the Vesting Period shall mean the Company’s EBITDA in that certain fiscal year (as reflected in the Company’s annual audited consolidated financial statements), excluding the cost attributed to the applicable portion of the RSUs in the Company’s annual audited consolidated financial statements for the applicable fiscal year (as to which the review of performance is made to determine whether one eighth of the Performance Based RSUs (i.e., 25,490.50 RSUs) shall become vested at the end of the Vesting Period). The Target EBITDA shall be not less than 105% of 75% of the Company’s EBITDA in the previous fiscal year, excluding the cost attributed to the applicable portion of the RSUs in the Company’s annual audited consolidated financial statements for such previous fiscal year (the “Previous Year”). Such examination of EBITDA shall be made on the basis of the Company’s annual audited consolidated financial statements as reflected in the Company’s annual report on Form 20-F, and in the event that the Company sells any of its operations, the Target EBITDA shall be adjusted as applicable for future reference by removing the results of the operations that were sold.

In the event that with respect to any specific fiscal year (the “Specific Year”), the Target EBITDA is not achieved, the Target EBITDA with respect to such Specific Year will still be deemed to have been met for the purpose of vesting of RSUs in the event that either: (i) the EBITDA in the fiscal year immediately following the Specific Year was at least 110.25% of 75% of the Company’s EBITDA in the year preceding the Specific Year, or (ii) in case that the condition in the foregoing clause (i) was not met, then the EBITDA in the second fiscal year following the Specific Year was at least 115.7625% of 75% of the Company’s EBITDA in the year preceding the Specific Year. Accordingly, in case that either clause (i) or (ii) was met for a certain Specific Year, then the vesting with respect to such Specific Year shall be deemed to have been achieved, and those RSUs shall become vested as of the end of the Vesting Period. In the event that neither of the conditions described in clauses (i) or (ii) was met, the portion of RSUs for the applicable Specific Year shall automatically expire and terminate.

Notwithstanding the foregoing, in case the Target EBITDA is met (in accordance with the above terms) in a certain fiscal year, yet the Target EBITDA is less than 105% of 75% of the average EBITDA for the three fiscal years that consist of the subject fiscal year and the two preceding years (excluding the cost attributed to the applicable portion of the RSUs in Company’s annual audited consolidated financial statements for such applicable fiscal years), then regardless of meeting the Target EBITDA, the number of performance-based RSUs that vests shall be reduced by 20%.

Total fair value of the grant was calculated based on the Formula share price on the grant date and equaled to ILS 170,864, or $50,054 ($81.8 per share). The total compensation expense the Company recorded in its statement of profit or loss, in accordance with accounting principles, for the year ended December 31, 2020, was $1,191.

In addition to the RSU grant terms described above, Formula board of directors has approved, following the approval by Formula’s compensation committee, an adjustment to the above-described RSU grant based on dividends that the Company distributes to its shareholders. During the Vesting Period of the RSUs, in the event that any dividend, in cash or in kind, is distributed to the shareholders of the Company, then in addition to the distribution to all shareholders, there will be an equivalent payment to Formula chief executive officer with respect to all RSUs that were not converted into shares (whether or not vested) in an amount equal to the pro-rata portion of the overall dividend amount that the RSUs constitute out of the issued and outstanding share capital of the Company as of the date of the distribution. For those purposes, the RSUs will be counted as if they are already vested and converted into shares. These special RSU dividend amounts shall be paid and/or set aside by the Company for the benefit of its chief executive officer, all as described below.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- Employee Option Plans (Cont.)

For the purpose of payment of the Dividend Amounts to Formula chief executive officer, the Vesting Period shall be regarded as if it has commenced on January 1, 2020 (other than with respect to distributions and any related dividend amount which were made prior to the grant of the RSUs and which are explicitly excluded), and will be divided into 32 fiscal quarters (each, referred to as a Fiscal Quarter). The dividend amount within each dividend distributed by the Company to its shareholders will be released to, or set aside for, Formula chief executive officer together with the distribution of the dividend. The portion of the Dividend Amount to be released to Formula chief executive officer will in each case be based on the number of Fiscal Quarters that have lapsed at the time of distribution of the dividend. The remainder of the Dividend Amount will be set aside and paid to Formula chief executive officer on a pro-rata basis upon the expiration of each Fiscal Quarter until the Dividend Amount is released in full at the end of the Vesting Period for the RSUs.

In the event of termination of Formula chief executive officer services agreement with the Company, by the Company for Cause (as defined in the services agreement), the RSUs will immediately terminate and become null and void, and all interests and rights of Formula chief executive officer in and to the same will expire. In case of termination of Formula chief executive officer services agreement by the Company not for Cause, or due to the resignation of Formula chief executive officer for Good Reason1, all unvested RSUs that could have vested from the grant date until December 31, 2027, assuming all performance and time conditions and future targets would have been fulfilled (including all targets that would have resulted in vesting with respect to any Previous Year which could have still been met in future years), will accelerate and become immediately vested and exercisable, regardless of the actual occurrence or failure to occur of any of the future performance targets relating to those RSUs.

In the event of resignation by Formula chief executive officer not for Good Reason, Formula chief executive officer RSUs will vest, in an accelerated manner, in such portion equal to the pro-rata portion of the Vesting Period that has already lapsed (based on the full number of Fiscal Quarters that have lapsed form January 1, 2020 until the actual resignation date, including notice period). However, any Performance Based RSUs for which the applicable target was not achieved up until the resignation date (including the notice period) will expire and terminate.

Total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Formula equity incentive plan as of December 31, 2019 and 2020 were $198 and $51,940, respectively.

c)	Matrix:

In December 2017, Matrix extended its agreement with Revava Management Company Ltd. through which its chief executive officer, Mr. Moti Gutman, provides services to Matrix, for five years’ term starting on January 1, 2018. As part of the new agreement in January 2018, Matrix awarded Mr. Gutman 256,890 (RSUs), which vest on an annual basis over a five-year period, commencing on January 16, 2018 and concludes on December 31, 2022, but not before the publication of Matrix’s financial statements for each respective year, and subject to certain conditions. In 2020, 51,378 restricted share units (RSU) were vested and exercised. As of December 31, 2020 Mr. Gutman holds 154,134 restricted share units (RSU) from this grant.

[1]	“Good Reason” is a termination due to: (i) a material reduction in Formula chief executive representative’s scope of authorities and responsibilities (excluding, for the avoidance of doubt, as a result of changes in legislation or other legal restrictions which affect the scope of Services under its service agreement), (ii) a material breach by the Company of any provision of the service agreement or its exhibits, or (iii) any acceleration event, in each of (i) to (iii) which is not cured (if curable) by the Company within thirty (30) days of receipt of a written notice about such breach from Formula chief executive officer, provided that during the three (3) months prior notice period with respect to resignation for Good Reason the Company shall be entitled to retract its decision in a manner that removes the basis for a Good Reason.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- Employee Option Plans (Cont.)

In January 2019, the board of directors of Matrix approved, following the approval by Matrix’s compensation committee, the grant of 1,440,000 options which are exercisable into up to 1,440,000 ordinary shares of Matrix of NIS 1 par value each, to 20 senior officers of Matrix. The exercise price of the options was NIS 41.7 at the date of their grant, subject to adjustments, including upon the distribution of dividends. 50% of the options will be vested on January 1, 2021 with the remaining amount vesting in equal parts on January 1, 2022 and 2023. When the actual exercise will take place, shares will be allotted, according to a net exercise mechanism resulting with Matrix not receiving any cash consideration for the issuance of its shares.

In February 2019, the general shareholder meeting of Matrix approved, after obtaining the approval of Matrix’s compensation committee and Matrix board of directors the grant of 80,000 options which are exercisable into up to 80,000 ordinary shares of Matrix of NIS 1 par value, to the President and Vice Chairman of the Matrix board. The exercise price of the options was NIS 43.16 at the date of their grant, subject to adjustments, including upon the distribution of dividends. 50% of the options will vest on January 1, 2021, with the remaining amount vesting in equal parts on January 1, 2022 and 2023. When the actual exercise will take place, shares will be allotted, according to a net exercise mechanism resulting with Matrix not receiving any cash consideration for the issuance of its shares.

The fair value of the options was estimated on the date of grant using the Binomial model based on the terms which are: risk-free interest rate is 0.5% -1.6%, early exercise factor is 70% and expected volatility is 24%. The contractual life of the options is 5 years from the date of grant.

The following table summarizes Matrix employee stock-based compensation activity during the year ended December 31, 2020:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2020	1,725,512	10.17	3.73	17,153
Exercised	(51,378)	-	-	(689)
Granted	-	-	-	-
Outstanding at December 31, 2020	1,674,134	10.70	2.88	19,935
Exercisable at December 31, 2020	811,378	-	-	9,386

The aggregate intrinsic value provided on the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the respective dates. This value would change based on the change in the market value of Matrix’ ordinary shares and the change in the exchange rate between the New Israeli Shekel and dollar. Total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Matrix equity incentive plan as of December 31, 2019 and 2020 were $2,491 and $1,368, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- Employee Option Plans (Cont.)

d)	Sapiens:

The following table summarizes Sapiens stock-based compensation activity during the year ended December 31, 2020:

	Year ended December 31, 2019
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding at January 1, 2020	1,869,412	10.25	3.21	23,838
Granted	315,000	26.28
Exercised	(603,519)	8.63
Expired and forfeited	(118,411)	11.15
Outstanding at December 31, 2020	1,462,482	14.26	3.17	24,019
Exercisable at December 31, 2020	732,209	10.59	2.29	14,092

In 2018, 2019 and 2020, Sapiens granted 317,000, 155,000 and 315,000 stock options to its employees and directors to purchase its shares, respectively. The weighted average grant date fair values of the options granted during the years ended December 31, 2018, 2019 and 2020 were $3.43, $4.24 and $7.99, respectively. The aggregate intrinsic value provided on the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the respective dates. This value would change based on the change in the market value of Sapiens’ common shares. The total intrinsic value of options exercised during the years ended December 31, 2018, 2019 and 2020 was $1,641, $2,301 and $11,658, respectively.

The options outstanding under Sapiens’ stock option plans as of December 31, 2020 have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2020	Weighted Average remaining contractual Term	Weighted average exercise price	Options Exercisable as of December 31, 2020	Weighted Average Exercise price of Options Exercisable
$		(Years)	$		$
1.12	8,408	0.41	1.12	8,408	1.12
8.31-10.07	280,324	1.73	9.17	207,133	9.15
11.07-11.09	682,500	2.81	11.09	426,250	11.09
11.85-15.46	176,250	3.27	12.75	90,418	12.41
24.29-25.4	235,000	5.13	25.12	-	-
31.96	80,000	5.60	31.96	-	-
	1,462,482	3.17	14.26	732,209	10.59

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- Employee Option Plans (Cont.)

The total equity-based compensation expense related to all of Sapiens’ equity-based awards, recognized for the years ended December 31, 2018, 2019 and 2020, after being adjusted to comply with IFRS, was $2,009 , $1,125 and $4,318, respectively. As of December 31, 2020, there was $6,454 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a period of up to four years.

In connection with Sapiens’ acquisition of sum.cumo, on February 6, 2020 (see Note 3b), Sapiens issued an aggregate of 173,005 RSUs to certain employees of sum.cumo in connection with the acquisition. The value of these grants was not included in the purchase price of sum.cumo, since their vesting is subject to both continued employment and other performance criteria.

Sapiens recorded compensation costs related to RSUs of $2,143 for the year ended December 31, 2020, which were included in Selling, marketing, general and administrative expenses in the Company’s consolidated statements of income.

e)	Magic Software:

The following table summarizes Magic Software stock-based compensation activity during the year ended December 31, 2020:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2020	119,767	2.58	1.37	1,171
Granted	-	-
Exercised	(95,517)	2.28
Forfeited	-	-
Outstanding at December 31, 2020	24,250	3.45	1.24	380
Exercisable at December 31, 2020	24,250	3.45	1.24	380

The aggregate intrinsic value provided on the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the respective dates. This value would change based on the change in the market value of Magic Software’s ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2018, 2019 and 2020, was $617, $537 and $765 respectively. As of December 31, 2020, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under Magic Software’s plans.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- Employee Option Plans (Cont.)

The options outstanding as of December 31, 2020, have been separated into ranges of exercise price categories, as follows:

Ranges of Exercise price	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
$		(Years)	$		$
2.01-3	18,000	0.77	2.94	18,000	2.94
4.01-5	6,250	2.60	4.94	6,250	4.94
	24,250	1.24	3.45	24,250	3.45

Note 18:- EMPLOYEE BENEFIT LIABILITIES

Employee benefits consist of post-employment benefits, other long-term benefits and termination benefits.

a)	Post-employment benefits:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 18:- EMPLOYEE BENEFIT LIABILITIES (Cont.)

b)	Composition of defined benefit plans is as follows:

	December 31,
	2020	2019
Defined benefit obligation	113,540	95,692
Fair value of plan assets	(98,421)	(84,053)
Net defined benefit liability	15,119	11,639

Note 19:- Commitments and Contingencies

a)	Liens:

1)	Liens have been incurred by Formula over a certain portion of the Matrix, Magic Software and Sapiens’ shares which it held. As of December 31, 2020 Formula has collaterals in connection with Series A Secured Debentures and Series C Secured Debentures issued by Formula on the TASE (see Notes 14).

2)	Composition of pledged shares of Matrix, Magic Software and Sapiens owned by Formula as of December 31, 2020:

	December 31, 2020
	Formula’s series A secured Debentures	Formula’s series C secured debentures
Matrix ordinary shares, par value NIS 1.0 per share	4,128,865	6,031,761
Magic Software ordinary shares, par value NIS 0.1 per share	5,825,681	2,411,474
Sapiens common shares, par value €0.01 per share	1,260,266	2,957,590

In January 2020, Following the final repayment by Formula of the loan, the Company unpledged the remaining pledged shares consisting 1,569,098 shares of Matrix, 760,323 shares of Magic Software and 511,920 shares of Sapiens.

In accordance with Formula Series C Secured Debentures deed of trust, Formula did not incur any additional liens in connection with its additional Series C Secured Debentures issued in April 2021 (See note 14(c)(iii)).

b)	Guarantees:

As of December 31, 2020, the Group provided performance bank guarantees in an aggregate amount of approximately $44,700 as security for performance of various contracts with customers and suppliers. As of December 31, 2020, the Group provided bank guarantees in an aggregate amount of approximately $8,000 as security for rent to be paid for its leased offices. As of December 31, 2020, the Group had restricted bank deposits in an aggregate amount of $861 in favor of the above-mentioned bank guarantees. In addition, The Company and its subsidiaries provided certain cross guaranties in favor of certain subsidiaries in the Group.

Matrix, Sapiens, Magic Software and Michpal each provides cross guarantees to its subsidiaries.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:- Commitments and Contingencies (Cont.)

c)	Covenants:

In connection with the Group’s debentures and credit facility agreements with banks and other financial institutions, as of December 31, 2020, the Group committed to the following:

1)	Formula

i)	Formula’s Debentures

In accordance with Formula’s indenture for its Series A and Series C Secured Debentures, Formula has undertaken to maintain the following financial covenants and obligations:

a.	A covenant not to distribute dividends unless (i) Formula shareholders’ equity attributable to Formula Systems shareholders shall not be less than $290 million, (ii) Formula’s net financial indebtedness (financial indebtedness offset by cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 50% of net CAP (defined as financial indebtedness, net, plus shareholders’ equity), and (iii) the aggregate amount of distributions from January 1, 2016 shall not exceed the aggregate amount of net oncome for the year ended December 31, 2015 together with 75% of accumulated profits from January 1, 2016 until the respective distribution date and (iv) no event of default shall have occurred.

b.	Financial covenants, including (i) the equity attributable to Formula Systems shareholders, as reported in Formula’s annual or quarterly financial statements, shall not be less than $215 million - as of December 31, 2020 Formula equity attributable to Formula Systems shareholders’ was approximately $503.2 million, (ii) Formula’s net financial indebtedness (financial indebtedness offset by cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (defined as financial indebtedness, net, plus total equity) - as of December 31, 2020 Formula’s net financial indebtedness was 1.1% of net CAP, (iii) The ratio of Formula’s net financial indebtedness to the last twelve-months period EBITDA will not exceed 5 (all based on the Company’s quarterly and annual consolidated financial statements) – as of December 31, 2020 the ratio of Formula’s net financial indebtedness to EBITDA was 0.045 and (iv) at all times, Formula’s cash balance on a stand-alone basis will not be less than the semi annual interest payments for the unpaid principal amount of Series A and Series C Secured Debentures – as of December 31, 2020 Formula’s cash balances exceeds the semi annual interest payments amount.

c.	Standard events of default including among others:

1.	Suspension of trading of the debentures on the TASE over a period of 60 days;

2.	If the rating of the debentures is less than BBB- by Standard and Poors Maalot or equivalent rating of other rating agencies;

3.	Failure to have the debentures rated over a period of 60 days;

4.	If there is a change in control without consent of the rating agency; and

5.	If Formula fails to continue to control any of its subsidiaries;

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

In the context of Matrix’s engagements with banks and financial institutions for receiving credit facilities, Matrix has undertaken to maintain the following financial covenants, as they are expressed in its financial statements:

(i)	The total rate of Matrix financial debts and liabilities to banks with the addition of debts in respect of debentures that have been and/or will be issued by Matrix and shareholders’ loans that have been and/or will be granted to Matrix (collectively, the “debts”) will not exceed 40% of its total balance sheet.

(ii)	The ratio of Matrix net debt to the annual EBITDA will not exceed 3.5. As of December 31, 2019, Matrix ratio of net debt to EBITDA was 0.59.

(iii)	Matrix equity shall not be lower than NIS 275 million (approximately $80 million) at all times. As of December 31, 2019 Matrix’s equity was approximately NIS 825 million (approximately $257 million).

(iv)	Matrix balances of cash and short-term investments in its balance sheet shall not be less than NIS 50 million (approximately $16 million). In the context of Matrix’ issuance of commercial Securities which are not listed, Matrix committed to maintain at all times a cash and short-term investments balances of approximately NIS 100 million (approximately $31 million).

As of December 31, 2020, Matrix’s cash and short-term investments were approximately NIS 644 million (approximately $200 million).

(v)	In the event that Formula ceases to hold 30% of Matrix share capital or is no longer the largest shareholder in Matrix, the credit may be placed for immediate repayment.

(vi)	Matrix has committed that the rate of ownership and control of Matrix IT-Systems shall never be below 50.1%.

(vii)	Matrix will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party’s debts as they are today and as they will be without the banks’ consent (except for a first-rate fixed pledge on an asset which acquisition will be financed by a third party and which the pledge will be in his favor).

(viii)	Matrix will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the banks’ advance written consent unless it is done in the ordinary course of business.

3)	Sapiens

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:- Commitments and Contingencies (Cont.)

(ii)	a covenant not to distribute dividends unless (i) Sapiens equity attributable to Sapiens shareholders’ shall not be less than $160 million, (ii) Sapiens net financial indebtedness (financial indebtedness offset by cash, marketable securities, deposits and other liquid financial instruments) does not exceed 65% of net CAP (defined as financial indebtedness, net, plus total equity), (iii) the amount of accumulated dividends from the issuance date and going forward shall not exceed Sapiens net income for the year ended December 31, 2016 and the first three quarters of the year ended December 31, 2017, plus 75% of Sapiens accumulated profits from September 1, 2017 and up to the date of distribution, and (iv) no event of default shall have occurred.

(iii)	financial covenants, including (i) the equity attributable to the shareholders of Sapiens, as reported in its annual or quarterly financial statements, will not be less than $120 million – as of December 31, 2020 Sapiens’ shareholders equity was $382 million, and (ii) Sapiens’ net financial indebtedness (financial indebtedness offset by cash, marketable securities deposits and other liquid financial instruments) shall not exceed 65% of net CAP (defined as financial indebtedness, net, plus shareholders equity, including deposits and other liquid financial instruments) – as of December 31, 2020 Sapiens’ net financial indebtedness was (9.75%) of net CAP, and (iii) the ratio of Sapiens’ net financial indebtedness to EBITDA (based on accumulated calculation for the four last quarters) shall not exceed 5.5 – as of December 31, 2020 the ratio of Sapiens’ net financial indebtedness to EBITDA was (0.47).

4)	Magic Software

Under the terms of the loan with an Israeli financial institution, Magic Software has undertaken to maintain the following financial covenants, as they will be expressed in its consolidated financial statements (in accordance with US GAAP):

(i)	Total equity attributable to Magic Software’ shareholders shall not be lower than $100 million at all times – as of December 31, 2020 Magic Software shareholders’ equity was $260 million.

(ii)	Magic Software’s consolidated cash and cash equivalents and marketable securities available for sale shall not be less than $10 million – as of December 31, 2020 Magic Software’s cash and marketable securities available for sale were $88 million.

(iii)	The ratio of Magic Software’s consolidated total financial debts to consolidated total assets will not exceed 50% - as of December 31, 2020 Magic Software’s financial debts were 5.6% of total assets;

(iv)	The ratio of Magic Software’s total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.25 – as of December 31, 2020 the ratio of Magic Software’s net financial indebtedness to EBITDA was negative (-1.3) (cash exceeds indebtedness) ; and

(v)	Magic Software shall not create any pledge on all of its property and assets in favor of any third party without the financial institution’s consent.

As of December 31, 2020, each of Formula, Matrix, Sapiens and Magic Software was in compliance with all of its financial covenants.

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

2)	On November 23, 2020, Olir Trade and Industries Ltd. (“Olir”) filed a derivative action and a motion to certify a derivative action, with the District Court (Economic Division) of Tel Aviv-Jaffa, Israel (Derivative Action No. 58348-11-20) (the “Claim” and the “Motion to Certify”, respectively). In the framework of the Motion to Certify, Olir requested permission to file the Claim, on the Company’s behalf, against each of the Company’s five directors, as well as the Company’s chief executive officer (the “CEO”), Mr. Guy Bernstein, and chief financial officer, Mr. Asaf Berenstin (the “CFO”), as defendants. The Company and the named defendants are all listed as respondents to the Motion to Certify. The Claim challenges the legality, under the Israeli Companies Law, 5759-1999 (the “Companies Law”), of compensation awarded to the Company’s CEO and CFO, including past engagements with the CEO and the recent re-approval by the Company’s compensation committee and board of directors (as reported in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 4, 2020), of the eight-year equity-based award of compensation—in the form of 611,771 restricted share units— to the Company’s CEO. The Claim includes allegations of breaches of fiduciary duties (duty of care and duty of loyalty) and the oppression of minority shareholders and unjust enrichment. The Claim seeks an accounting from the defendants as to the alleged harm caused to the Company, as well as compensation to the Company for such harm. The Claim also seeks a declaratory order preventing the board of directors from using voting powers allegedly granted to it under agreements related to the Company’s ADSs.” The Company rejects all claims made by Olir and believe that all actions taken by its board of directors and its committees were taken in accordance with the Companies Law and based upon advice of legal counsel. All respondents intend to vigorously defend against the Motion to Certify and on May 13, 2021 all respondents filed their responses to the Motion to Certify. At this early stage of the proceedings the Company cannot predict the outcome of the proceedings

3)	In addition to the above-described legal proceedings, from time to time, Formula and/or its subsidiaries and affiliates are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. The Group accrues a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in the determination of both the probability and as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. The Group intends to defend itself vigorously against the above claims, and it generally intends to vigorously defend any other legal claims to which it is subject. While for most litigations, the outcome is difficult to determine, to the extent that there is a reasonable possibility that the losses to which the Group may be subject could exceed the amounts (if any) that it has already accrued, the Group attempts to estimate such additional loss, if reasonably possible, and disclose it (or, if it is an immaterial amount, indicate accordingly). The aggregate provision that the Group has recorded for all other legal proceedings (other than the particular material proceedings described above) is not material.

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

As of December 31, 2020, the estimated amount due to IIA amounted to $260. As of December 31, 2020, the Group had a contingent liability to pay royalties of $6,014.

f)	Insurance:

The Company and its subsidiaries and affiliates insure themselves in bodily injury and property damage insurance policies, including third party, professional liability and employer’s liability insurance policies. Formula, Sapiens, Magic Software, Insync, Michpal and Ofek directors and officers (D&O) are insured under an “umbrella” policy for insurance of directors and officers including D&O side A DIC policy (another layer of protection for officers) acquired by the Company for itself and its subsidiaries, for a period of 12 months from February 14, 2020.

Note 20:- equity

The composition of the Company’s share capital is as follows:

	December 31, 2020			December 31, 2019
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding
Ordinary shares, NIS 1 par value each	25,000,000	15,862,887	15,294,267	25,000,000	15,862,887	15,294,267

a.	Formula’s ordinary shares, par value NIS 1 per share, are traded on the TASE, and Formula’s ADSs, each representing one ordinary share, are traded on the NASDAQ.

b.	Formula holds 568,620 of its ordinary shares.

c.	In May 2018, Formula declared a cash dividend of approximately $5,012 (or $0.34 per share) to shareholders of record on June 5, 2018 that was paid on June 20, 2018.

d.	In December 2018, Formula declared a cash dividend of approximately $5,015 (or $0.34 per share) to shareholders of record on December 31, 2018 that was paid on January 16, 2019.

e.	In August 2019, Formula declared a cash dividend of approximately $7,953 (or $0.52 per share) to shareholders of record on September 12, 2019 that was paid on September 25, 2019.

f.	In November 2019, Formula declared a cash dividend of approximately NIS 24,471 (approximately $7,079) or NIS 1.6 per share (approximately $0.46 per share) to shareholders of record on December 24, 2019 that was paid on January 8, 2020.

g.	In August 2020, Formula declared a cash dividend of approximately NIS 27,071 (approximately $7,881) or NIS 1.77 per share (approximately $0.52 per share) to shareholders of record on September 3, 2020 that was paid on September 16, 2020.

h.	In February 2021, Formula declared a cash dividend of approximately NIS 33,036 (approximately $10,094) or NIS 2.16 per share (approximately $0.66 per share) to shareholders of record on February 18, 2021 that was paid on March 4, 2021.

i.	For information concerning Formula’s employees and officers share-based plans, see Note 17.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:- Taxes ON INCOME

a.	Israeli taxation:

1)	Corporate tax rate in Israel:

Taxable income of Israeli companies was generally subject to corporate tax at the rate of 23% in 2018, 2019 and in 2020. However, the effective tax rate payable by a company that derives taxable income from a Preferred Enterprise or Preferred Technological Enterprise or Special Preferred Technological Enterprise (as discussed below) may be considerably lower.

2)	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law”):

Effective January 1, 2011, the Israeli parliament enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law in August 2013 (“the Amendment”). According to the Amendment, a flat corporate tax rate of 16% was established for exporting industrial enterprises (over 25%) that meet minimum requirements which establish that such companies contribute to the country’s economic growth and apply a competitive factor for the Israel Gross Domestic Product. The reduced tax rate will not be program dependent and will apply to the “Preferred Enterprise’s” (as such term is defined in the Investment Law) entire “preferred income”.

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

On June 11, 2020, a tax ruling was signed determining that effective December 31, 2019 as part of a merger process, three subsidiaries of Matrix will transfer all their assets and liabilities subject to the provisions of section 103 of the Income Tax Ordinance.

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2019 and 2020 was $105,136 and $114,569, respectively. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of investees for tax purposes and the difficulty of projecting the amount of future tax liability.

The amount of cash and cash equivalents that were held by the Group’s investees outside of Israel and would have been subject to income taxes if distributed as dividend as of December 31, 2019 and 2020 was $54,388 and $87,331, respectively.

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

The TCJA introduced the rules for tax on the global intangible low-taxed income (“GILTI”) on foreign income in excess of a deemed return on tangible assets of foreign corporations. One of our subsidiaries is subject to GILTI.

Except for one US subsidiary which has a share interest in a subsidiary in India, all of the other Group’s subsidiaries in the United States do not have any foreign subsidiaries and, therefore, the remaining provisions of the TCJA have no material impact on the Group’s results of operations.

d.	Net operating loss carried forward:

As of December 31, 2020, Formula and its subsidiaries have cumulative losses for tax purposes totaling approximately $173,180, of which $137,414 was in respect of Israeli subsidiaries and approximately $35,766 of which was in respect of subsidiaries abroad.

1)	Formula

As of December 31, 2020, Formula stand-alone had cumulative carry forward tax losses in Israel totaling approximately NIS 257,462 (approximately $80,080), which can be carried forward and offset against taxable income in the future for an indefinite period.

2)	Matrix

As of December 31, 2020, certain subsidiaries of Matrix had operating carry-forward tax losses totaling approximately NIS 94,945 (approximately $29,532), which can be carried forward and offset against taxable income in the future for an indefinite period.

3)	Magic Software

As of December 31, 2020, certain subsidiaries of Magic Software had operating carry forward tax losses totaling approximately $23,782, which can be carried forward and offset against taxable income in the future for an indefinite period.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:- Taxes ON INCOME (Cont.)

4)	Sapiens

As of December 31, 2020, certain subsidiaries of Sapiens had carry-forward tax losses totaling approximately $30,188. Most of these carry-forward tax losses have no expiration date.

5)	Insync

As of December 31, 2020 Insync did not have any carry forward tax losses.

6)	Michpal

As of December 31, 2020 one subsidiary of Michpal had carry-forward tax losses totaling approximately $500, which can be carried forward and offset against taxable income in the future for an indefinite period.

7)	Ofek

As of December 31, 2020 Ofek did not have any carry forward tax losses.

e.	Income tax assessments:

Formula and its subsidiaries are routinely examined by various tax authorities. Below is a summary of the income tax assessments of Formula and its subsidiaries:

1)	Formula

Formula has received final tax assessments (or assessments that are deemed final) through the tax year 2017.

2)	Matrix

Matrix has received final tax assessments through the tax year 2017. Matrix subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2015.

3)	Magic Software

Magic Software has received final tax assessments through the year 2016. Magic Software subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2015.

4)	Sapiens

Tax assessments filed by some of Sapiens’ Israeli subsidiaries through the year 2015 are considered to be final. Sapiens is currently under audit in several jurisdictions for the tax years 2015 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of December 31, 2020, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:- Taxes ON INCOME (Cont.)

f.	Deferred tax liabilities, net:

1)	Presentation in consolidated statements of financial position:

	December 31,
	2020	2019
Deferred taxes assets	$39,750	$38,865
Deferred tax liabilities	(68,367)	(53,854)
	$(28,617)	$(14,989)

2)	Composition:

	December 31,
	2020	2019
Net operating losses carried forward	$5,377	$6,115
Intangibles, fixed asset and right-of-use assets	(78,885)	(56,036)
Lease liability	31,358	22,863
Differences in measurement basis (cash basis for tax purposes)	(683)	(345)
Other	14,216	12,414
	$(28,617)	$(14,989)

g.	Pre-tax income:

	Year ended December 31,
	2020	2019	2018
Domestic (Israel)	106,974	$88,942	$80,948
Foreign	36,782	30,895	20,379

Total	$143,756	$119,837	$101,327

h.	Taxes on income (tax benefit) consist of the following:

	Year ended December 31,
	2020	2019	2018
Current taxes	$23,015	$40,181	$30,302
Deferred taxes	8,254	(12,980)	(6,001)

Total	$31,269	$27,201	$24,301

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

The following table presents reconciliation between the theoretical tax expense, assuming that all income was taxed at statutory tax rates, and the actual income tax expense, as recorded in the Group’s consolidated statements of profit or loss:

	Year ended December 31,
	2020	2019	2018
Income before income taxes, as per the statement of operations	$143,756	$119,837	$101,327

Statutory tax rate in Israel	23%	23%	23%

Tax computed at the statutory tax rate	33,064	27,563	23,305
Non-deductible expenses (non-taxable income) net and tax-deductible costs not included in the accounting costs	2,544	792	1,393
Effect of different tax rates	(774)	1,114	379
Effect of “Approved, Beneficiary or Preferred Enterprise” status	(5,426)	(2,557)	(1,233)
Deferred taxes on current losses (utilization of carry forward losses) and temporary differences for which a valuation allowance was provided, net	1,877	1,087	(796)
Taxes in respect of prior years	280	(569)	(485)
Uncertain tax positions	285	1,889	2,703
Other	(581)	(2,118)	(965)
Taxes on income	$31,269	$27,201	$24,301

j.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of total unrecognized tax benefits in Formula’s subsidiaries is as follows:

Balance as of January 1, 2018	4,024

Decrease related to prior years’ tax positions	(198)
Increase related to current year tax positions	2,775

Balance as of December 31, 2018	6,601

Decrease related to prior years’ tax positions	(243)
Increase related to current year tax positions	1,999

Balance as of December 31, 2019	8,357

Acquisition of subsidiaries	1,057
Decrease related to prior years’ tax positions	(1,733)
Increase related to current year tax positions	1,410
Balance as of December 31, 2020	9,091

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 22:- Supplementary Financial Statement Information

a.	Composition of Non-controlling interest in material partially owned subsidiaries:

	December 31,
	2020	2019
Matrix and its subsidiaries	$147,662	$120,225
Sapiens and its subsidiaries	306,684	203,942
Magic Software and its subsidiaries	150,808	150,370
Other	188	157
	$605,342	$474,694

b.	The following table provides detailed breakdown of the Group’s financial income and expenses:

	Year ended December 31,
	2020	2019	2018
Financial expenses:
Financial expenses related to liabilities in respect of business combinations	$3,738	$1,061	$1,108
Interest expenses on loans and borrowings	6,863	6,376	6,891
Financial costs related to Debentures	6,546	5,632	5,479
Interest expenses attributed to IFRS 16	5,367	4,195	-
Bank charges, negative foreign exchange differences and other financial expenses	6,930	5,179	2,374
	29,444	22,443	15,852
Financial income:
Income from marketable securities and embedded derivative	204	747	832
Interest income from deposits, positive foreign exchange differences and other financial income	2,355	3,044	6,730
	2,559	3,791	7,562

Financial expenses, net	$26,885	$18,652	$8,290

c.	Geographical information:

1)	The Group’s property and equipment is located as follows:

	December 31,
	2020	2019
Israel	$44,105	$28,446
United States	4,517	4,709
Europe	3,303	1,828
Japan	283	265
Other	6,968	7,811
Total	$59,176	$43,059

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 22:- Supplementary Financial Statement Information (cont.)

2)	Revenues:

The Group’s revenues classified by geographic area (based on the location of customers) are as follows:

	Year ended December 31,
	2020	2019	2018
Israel	$1,203,109	$1,047,265	$893,605
International:
United States	501,785	462,803	418,148
Europe	189,152	145,564	141,316
Africa	11,702	15,336	13,726
Japan	14,282	14,925	11,053
Other (mainly Asia pacific)	13,888	15,222	15,140
Total	$1,933,918	$1,701,115	$1,492,988

d.	Earnings per share:

The following table presents the computation of basic and diluted net earnings per share for the Group:

	Year ended December 31,
	2020	2019	2018
Numerator:
Basic earnings per share – net income attributable to equity holders of the Company	$46,776	$38,820	$32,365
Diluted earnings per share - net income attributable to equity holders of the Company	$45,969	$37,457	$33,376
Denominator:
Basic earnings per share - weighted average shares outstanding	15,286	15,190	14,740
Effect of dilutive securities	6	151	831

Diluted earnings per share – adjusted weighted average shares outstanding	15,292	15,341	15,571

Basic net earnings per share	3.05	2.56	2.20

Diluted net earnings per share	3.01	2.44	2.14

Note 23: - operating segments

a.	General:

The Group is engaged through six directly held subsidiaries; Matrix; Sapiens; Magic Software; Insync Michpal and Ofek; and one jointly controlled entity: TSG, in providing software services, proprietary and non-proprietary software solutions, software product marketing and support, computer infrastructure and integration solutions and training and integration.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 23: - operating segments (cont.)

Matrix

Matrix IT Ltd. is Israel’s leading IT services company. Matrix provides software solutions and services, software development projects, outsourcing, integration of software systems and services, project management services and comprehensive consulting and management services in complex infrastructure projects, urban and environment planning – all in accordance with its customers’ specific needs. Matrix also provides upgrading and expansion of existing software systems.

Matrix operates through its directly and indirectly held subsidiaries in the following segments: (1) Information Technology (IT) Software solutions and services, Consulting & Management in Israel; (2) Information Technologies (IT) Software solutions and services in the U.S; (3) Training and integration; (4) Computer and cloud infrastructure and integration solutions; and, (5) Software product marketing and support.

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

Furthermore, the activity in this segment includes project management consulting services and multi-disciplinary operational and engineering consulting services, including supervision of complex engineering projects, all according to client specific needs as the scope of work invested in each element varies from one customer to the other. In 2020, activity in Software solutions and value-added services in Israel accounted for approximately 60% of Matrix’s revenues for approximately 53% of its operating income, respectively.

Information Technologies (IT) Software solutions and services in the United States:

Matrix activities in this segment are primarily providing software solutions and services of Governance Risk and Compliance (“GRC”) experts, including activities on the following topics: risk management, management and prevention of fraud, Anti-Money Laundering, trade surveillance as well as, specialized advisory services in the area of compliance with financial regulation and operational services, through Matrix-IFS (formerly Exzac Inc.), a wholly owned subsidiary of Matrix, as well as providing solutions and specialized technological services in areas such as: portals, BI (Business Intelligence) DBA (Data Base Administration), CRM (Customer Relation Management) and EIM (Enterprise Information Management). Furthermore, the activity in this segment includes dedicated solutions for the GovCon Government contracting market, IT help desk services specializing in healthcare and software product distribution services particularly IBM, BMC and Atlassian products to customers in the public-government sector in the U.S (mainly through RightStar Inc.). During 2020, matrix initiated a new line of business for 3D printing specially for the healthcare sector. The activity in this segment is performed mostly through Matrix IFS, Xtivia Technologies Inc. Matrix global services, wholly owned subsidiaries of Matrix and their respective subsidiaries. In 2020, the activity in the U.S accounted for approximately 9% of Matrix’s revenues and for approximately 18% of its operating income, because of higher operating gross margin in the U.S.

Training and integration:

Matrix’s activities in this segment consist of operating a network of high-tech training and instruction centers which provide application courses, professional training courses and advanced professional studies in the high-tech industry, courses of soft skills and management training and provision of training and implementation of computer systems. Matrix also outsources IT services based on graduates of its courses. In 2020, activity in training and integration accounted for approximately 4% of Matrix’s revenues and for approximately 5% of its operating income, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 23: - operating segments (cont.)

Computer and cloud infrastructure and integration solutions:

Matrix’s activities in this segment, is primarily providing computer solutions to computer and communications infrastructures, marketing and sale of computers and peripheral equipment to business customers, providing related services, and cloud computing solutions (through the business specializing unit of the Company - Cloud Zone) and a myriad of services regarding Database services and Big data services (through the specialized business unit Data zone). In 2020, activity in Computer and cloud infrastructure and integration solutions accounted for approximately 22% of Matrix’s revenues and for approximately 15% of its operating income, respectively.

Software product marketing and support:

Matrix’s activities in this segment include marketing, distributing and support for various software products, the principal of which are CRM, computer systems management infrastructures, web world content management, database and data warehouse mining, application integration, database and systems, data management and software development tools. In 2020, activity in software product marketing and support accounted for about 5% of Matrix’s revenues and for approximately 9% of its operating income, respectively.

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

Note 23: - operating segments (cont.)

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

Magic Software solutions are used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, its technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. Its software solutions include application platforms for developing and deploying specialized and high-end large-scale business applications (Magic xpa application platform, formerly branded uniPaaS, Appbuilder and Magic SmartUX), an integration platform that allows the integration and interoperability of diverse solutions, applications and systems in a quick and efficient manner (Magic xpi business and process integration platform, formerly branded iBOLT), a hybrid integration platform as a service (IPaaS), which enables customers to accelerate digital transformation on the cloud, on-premises or on both (Magic xpc) and FactoryEye - a proprietary high performance, low-code, flexible, hybrid platform for manufacturers based on existing infrastructure enabling real-time virtualizations of all production data and advanced analytics (based on machine learning) for improved productivity and competitive advantage. These solutions enable Magic Software customers to improve their business performance and return on investment by supporting the affordable and rapid delivery and integration of business applications, systems and databases.

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

Michpal

Michpal, an Israeli registered company, is a developer of proprietary, on-premise payroll software solution for processing traditional payroll stubs to Israeli enterprises and payroll service providers. Michpal also developed several complementary modules such as attendance reporting, which are sold to its customers for additional fees. Together with its subsidiaries Unique Software Industries Ltd, a software development and services company, providing integrated solutions in the field of payroll for more than 30 years, including pay-stubs, pension services management, education funds management, and software solutions for managing employee attendance, and Effective Solutions Ltd Michapl also provides consulting services in the fields of operational cost savings and procurement, as well as salary control and monitoring a payroll, labor, pensions, social security and employee income tax matters. As of December 31, 2020, Michpal serves approximately 8,000 customers, most of which are long-term customers.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 23: - operating segments (cont.)

Ofek

Founded in 1987, Ofek is one of the leading companies in Israel in the fields of aerial and satellite mapping, geographic data collection and processing, and provider of services in numerous geographic applications. Among Ofek’s customers are many government authorities and foreign government. Ofek employs approximately 100 employees, all situated at Ofek’s headquarter in Natanya, Israel, in multiple areas of expertise: geodetic engineers, software experts, geographers and aerial photo interpreters, GIS and surveying engineers, 3D mapping and data processing experts. The company owns three aerial photography aircrafts equipped with state-of-the-art mapping sensors. Ofek operates worldwide. It has successfully completed projects for various clients (government and private) in Asia, America, Europe, Middle East and Africa, and it constantly involved in ongoing international geographic projects. Ofek aerial photography has accumulated experience in managing and executing NSDI and GIS projects and surveys for detecting, collecting and analyzing diverse geographic cadastral and environmental information.

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

b)	Consolidated Goodwill in material partially owned subsidiaries:

	December 31,
	2020	2019
Matrix and its subsidiaries	$290,662	$260,492
Sapiens and its subsidiaries	409,646	316,082
Magic Software and its subsidiaries	135,682	117,743
Other consolidated subsidiaries	36,434	29,876
	$872,424	$724,193

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 23: - operating segments (cont.)

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

	Matrix	Sapiens	Magic Software	Other	Adjustments	Total
Year ended December 31, 2020:
Revenues from external customers	1,116,178	382,903	368,357	144,139	(77,659)	1, 933,918
Inter-segment revenues	5,316	-	2,837	330	(8,483)	-
Revenues	1,121,494	382,903	371,194	144,469	(86,142)	1, 933,918
Unallocated corporate expenses	-	-	-	-	-	-
Depreciation and amortization	14,646	28,474	13,939	6,142	(2,103)	61,098
Operating income	84,181	35,337	47,757	10,839	(7,473)	170,641
Financial expenses, net						(26,885)
Group’s share of profits of companies accounted for at equity, net						1,535
Taxes on income						(31,269)
Net income						114,022

Year ended December 31, 2019:
Revenues from external customers	1,005,721	325,674	322,401	131,668	(84,349)	1,701,115
Inter-segment revenues	3,986	-	3,229	510	(7,725)	-
Revenues	1,009,707	325,674	325,630	132,178	(92,074)	1,701,115
Unallocated corporate expenses	-	-	-	-	-	-
Depreciation and amortization	11,713	25,619	14,025	4,148	(2,104)	53,401
Operating income	71,552	32,336	33,817	8,227	(7,443)	138,489
Financial expenses, net						(18,652)
Group’s share of profits of companies accounted for at equity, net						1,787
Taxes on income						(27,201)
Net income						94,423

Year ended December 31, 2018:
Revenues from external customers	878,188	289,707	282,205	109,041	(66,153)	1,492,988
Inter-segment revenues	2,869	-	2,170	80	(5,119)	-
Revenues	881,057	289,707	284,375	109,121	(71,272)	1,492,988
Unallocated corporate expenses	-	-	-	-	(2,113)	(2,113)
Depreciation and amortization	8,554	26,249	12,562	5,081	(3,712)	48,734
Operating income (loss)	61,264	16,799	31,698	4,210	(4,354)	109,617
Financial expenses, net						(8,290)
Group’s share of profits of companies accounted for at equity, net						369
Taxes on income						(24,301)
Net income						77,395

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 24:- SUBSEQUENT EVENTS

a)	On April 13, 2021, Formula concluded the acquisition of all of the share capital of Zap Group Ltd. (“Zap”) for cash consideration of approximately NIS 244 million (approximately $73.9 million) with a contingent amount of up to NIS 60 million in cash (approximately $18.2 million). With approximately 300 employees, Zap Group is Israel’s largest group of consumer websites which manages more than 20 leading consumer websites from diverse content worlds with a total of more than 17 million visits per month, including Zap Price Comparison website, Zap Yellow Pages (the largest business index in Israel) and Zap Rest (Israel’s restaurants index).

The websites managed and offered by Zap Group provide small and medium-sized businesses in Israel with a broad and rich advertising platform and offer consumers a user-friendly search experience with a variety of advanced tools, which enable them to make educated purchase decisions in the best and most informed way.

b)	On April 12, 2021, Formula issued additional Formula Systems Series C Secured Debentures in an aggregate principle amount of NIS 160,000 (approximately $48,617) through a private placement to qualified investors in Israel. The gross proceeds received by Formula for the issuance of Formula Systems Series C Secured Debentures in April 2021 were NIS 165,920 (approximately $50,416), out of which NIS 1,678 was attributed to interest payable (approximately $510). Debt premium of NIS 4,370 (approximately $1,024) net of issuance costs of NIS 872 (approximately $265) were allocated to the Formula Systems Series C Secured Debentures and are amortized as financial income over the remaining term of Formula Systems Series A Secured Debentures due in 2026.

The Formula Systems Series C Secured Debentures are nominated in New Israeli Shekel and are not linked to any currency or index and are non-convertible. The Formula Systems Series C Secured Debentures are secured with collateral consist of shares of Matrix, Magic Software and Sapiens (See note 14(c)(iii)).

c)	In February 2021, Formula declared a cash dividend of approximately NIS 33,036 (approximately $10,094) or NIS 2.16 per share (approximately $0.66 per share) to shareholders of record on February 18, 2021 that was paid on March 4, 2021.

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Software Japan K. K.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Magic Software Japan K.K. (the “Company”) as of December 31, 2019 and 2020, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2020. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on Section 404 of the Sarbanes-Oxley Act (“SOA”) and our report dated February 6, 2021 expressed an unqualified opinion thereon.

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

Tokyo, Japan
February 6, 2021	/s/ KDA Audit Corporation
KDA Audit Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Software Japan K. K.

Opinion on Internal Control over Financial Reporting

We have audited Magic Software Japan K.K.’s (the “Company”) internal control over financial reporting as of December 31, 2020, based on Section 404 of the Sarbanes-Oxley Act (“SOA”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on Section 404 of the Sarbanes-Oxley Act (“SOA”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the statements of financial position of the Company as of December 31, 2019 and 2020, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2020 and our report dated February 6, 2021 expressed an unqualified opinion.

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

Tokyo, Japan
February 6, 2021	/s/ KDA Audit Corporation
KDA Audit Corporation