Form 20-F
period 2021-12-31
FORMULA SYSTEMS (1985) LTD
filed 2022-05-16
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Asaf Berenstin; Yahadut Canada 1 Street, Or Yehuda 6037501, Israel

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

As of December 31, 2021, the registrant had 15,294,267 outstanding ordinary shares, NIS 1 par value, of which 140,969 were represented by American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒  No ☐

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate”, “may”, “will” and similar expressions are intended to identify forward looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy;

●	the degree of our success in developing and deploying new technologies for software solutions that address the updated needs of our customers and serve as the basis for our revenues;

●	the lengthy development cycles for a portion of our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions;

●	our lengthy and complex sales cycles, which do not always result in the realization of revenues;

●	the degree of our success in retaining our existing customers and competing effectively for greater market share;

●	difficulties in successfully planning and managing changes in the size of our operations;

●	the frequency of long-term, large, complex projects that we perform from time to time that involve complex estimates of project costs and profit margins, which sometimes change mid-stream;

●	the challenges and potential liability that heightened privacy laws and regulations pose to our business;

●	occasional disputes with clients, which may adversely impact our results of operations and our reputation;

●	various intellectual property issues related to our business;

●	potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems, particularly in the current work-from-home environment;

●	risks related to industries, such as the insurance, healthcare, defense and the telecom, in which certain of our clients operate;

●	risks posed by our global sales and operations, such as changes in regulatory requirements, supply chain disruptions, geopolitical instability stemming from Russia’s recent invasion of Ukraine, wide-spread viruses and epidemics like the COVID-19 pandemic, or fluctuations in currency exchange rates;

●	the unknown further duration of the global COVID-19 pandemic and the extent of its impact on our operations, financial position and cash flows, and those of our customers and suppliers; and

●	risks related to our and our subsidiaries’ principal location in Israel.

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

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

ii

CERTAIN TERMS AND CONVENTIONS

Unless the context requires otherwise, all references in this annual report to:

●	“Formula” refer to Formula Systems (1985) Ltd. alone;

●	“we,” “our,” “ours,” “our company,” “our Group” and “us” refer to Formula, together with its subsidiaries and its affiliate company, unless otherwise indicated.

Our operations are currently conducted through our subsidiaries—

●	“Matrix,” which refers to Matrix IT Ltd. and its subsidiaries;

●	“Sapiens,” which refers to Sapiens International Corporation N.V. and its subsidiaries;

●	“Magic Software,” which refers to Magic Software Enterprises Ltd. and its subsidiaries;

●	“Michpal”, which refers to Michpal Micro Computers (1983) Ltd. and its subsidiaries;

●	“InSync”, which refers to InSync Staffing Solutions, Inc.;

●	“Ofek Aerial Photography”, which refers to Ofek Aerial Photography Ltd.; and

●	“Zap Group”, which refers to Zap Group Ltd. (which we acquired in April 2021) and its subsidiaries;

and our affiliated company—

●	“TSG,” which refers to TSG Advanced IT Systems, Ltd., in which we hold a 50% share interest.

●	“Companies Law” refer to the Israeli Companies Law, 5759-1999.

●	“dollars” or “$” are to U.S. dollars;

●	“NIS” are to New Israeli Shekels;

●	“ADSs” refer to our American Depositary Shares, each of which represents one ordinary share, par value NIS 1.0 per share, of our company;

●	“ordinary shares” refer to our ordinary share, par value NIS 1.0 per share, and include ordinary shares that are represented by ADSs;

●	“Nasdaq” refer to the Nasdaq Stock Market, on which the ADSs are listed for trading;

●	“TASE” refer to the Tel Aviv Stock Exchange, on which the ordinary shares are listed for trading;

●	“SEC” refer to the U.S. Securities and Exchange Commission;

●	“Israeli CPI” refer to the Israeli consumer price index;

●	“IFRS” refer to International Financial Reporting Standards, as issued by the IASB; and

●	“IASB” refer to the International Accounting Standards Board.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with IFRS.

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we have filed any of these documents as an exhibit to this annual report or to any previous filling with the SEC, you may read the document itself for a complete recitation of its terms.

All trademarks appearing in this annual report are the property of their respective holders.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our ordinary shares, including ordinary shares represented by ADSs, involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares or ADSs. Our business prospects, operating results and financial condition could be seriously harmed due to any of the following risks. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business prospects, financial condition, and results of operations. The trading prices of our ordinary shares and ADSs could decline as a result of the realization of any of these risks, in which case you may lose part or all of your investment.

Risk Factors Summary

The following is a summary of the principal risks that could materially adversely affect our business, results of operations, and financial condition, all of which are more fully described below. This summary should be read in conjunction with the other information discussed in this Item 3.D, and should not be relied upon as an exhaustive summary of the material risks facing our business. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” and elsewhere in this annual report for a more thorough description of these and other risks.

Summary of Risks Related to Our Business, Our Industry and Our Financial Condition

●	Our performance is dependent on the success of our M&A growth strategy, and the integration and continued success of the entities that we acquire.

●	We may be unable to successfully develop and deploy new technologies to address the updated needs of our customers.

●	Our product development and sales cycles are often lengthy, requiring us to expend significant time and resources prior to, and without assurances of, generating associated revenues.

●	If we are unable to keep our supply of skills and resources in balance with client demand around the world and attract and retain professionals with strong leadership skills, our business, the utilization rate of our professionals and our results of operations may be materially adversely affected.

●	Retention of key talent is challenging in the current labor markets in Israel and the other regions in which we operate.

●	Failure to manage our growth— both organic and non-organic—could effectively harm our business.

●	The market for software solutions and related services is highly competitive and dynamic, and we may be unable to adapt rapidly enough to changing market conditions and to compete successfully with existing or new competitors.

●	Customers switching to cloud-based solutions may lead to a decrease in demand for our products.

●	Long-term, large, complex implementation projects that we work on often involve changes, which could cause disputes between us and our customers.

●	We enter from time to time into fixed-price contracts that could subject us to losses in the event we fail to properly estimate our costs.

●	Security vulnerabilities in our software solutions could lead to reduced revenue or to liability claims.

●	We are subject to risks that are characteristic of the insurance market, including catastrophes, potential capital markets crashes, and consolidation.

●	Breaches or significant disruptions of our information technology systems have occurred and may occur again in the future.

●	Regulation of the internet and telecommunications, privacy and data security may adversely affect sales of our products and result in increased compliance costs.

●	We face increased competition from a wide variety of market participants.

●	Our expanding international operations are accompanied by costs, operational risks and required regulatory compliance in many jurisdictions.

Summary of Risks Related to Intellectual Property

●	We may be unable to protect our patents and trademarks from infringement and avoid infringing the intellectual property rights of others.

●	We and our customers rely on technology and intellectual property of third-parties, the loss of which could limit the functionality of our products and disrupt our business.

●	We could be required to provide the source code of our products to our customers.

●	We may be liable to our clients for damages caused by a violation of intellectual property rights.

Summary of Risks Related to Our Status as Israeli Company and Our Israeli Operations

●	A reduction of government spending in Israel on IT services may reduce our revenues and profitability; and any delay in the annual budget approval process may negatively impact our cash flows.

●	Israeli government tax benefits we receive may be terminated if we cease to qualify for them.

●	Our Israeli research and development grants impose various limitations on us, including restrictions on our ability to transfer manufacturing operations or technology outside of Israel.

Risks Related to Our Business, Our Industry and Our Financial Condition

The implementation of our M&A growth strategy, which requires the integration of our multiple acquired companies and their respective businesses, operations and employees with our own, and their respective businesses, operations and employees with our own, involves significant risks, and the failure to integrate successfully may adversely affect our future results.

In the past decade we have completed a significant number of important acquisitions. Most recently, we have acquired the following companies in the following fiscal periods: in 2021, we acquired the entire share capital of Zap Group Ltd., EnableIT LLC., and Menarva Software Solutions Ltd., 60% of the of the share capital of 9540 Y.G. Soft I.T Ltd., 60% of the of the share capital of SQ Service Quality Ltd., 75% of the share capital of A.A Engineering Ltd., 75% of the of the share capital of I.T.D. Group Ltd., and 60% of the of the share capital of AVB Technologies Ltd.; in the fourth quarter of 2020, we acquired Thor Denmark Holding ApS and RightStar Inc.; in the third quarter of 2020, we acquired Delphi Technology Inc, Stockell Information Systems, Inc, Gestetnertec Ltd. (51%) and Mobisoft Ltd (70%); in the second quarter of 2020, we acquired Tiful Gemel Ltd. (75%), Magic Hands B.V, Liram Financial Software Ltd. (70%) and Aptonet Inc, and in the first quarter of 2020, we acquired sum.como GmbH and Ofek Aerial Photography (80%).  These acquisitions are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding our geographic footprint and adding complementary solutions to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time-consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating these acquired entities and other former acquisitions include:

●	Preserving customer and other important relationships

●	Integrating complex, core products and services that we acquire with our existing products and services

●	Integrating financial forecasting and controls, procedures and reporting cycles

●	Combining and integrating information technology, or IT, systems

●	Integrating employees and related HR systems and benefits, maintaining employee morale and retaining key employees

●	Potential confusion that we may have in our dealings with customers and prospective customers as to the products we are offering to them and potential overlap among those products

●	Investment of significant management time and attention towards the integration process

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

If we do not successfully develop and deploy new technologies to address the updated needs of our customers, our business and results of operations could suffer.

Our success has been based in part on our ability to design software solutions that enable our customers to facilitate, improve and automate traditional processes to make them easier for end-customers, by utilizing advanced technologies, such as digital engagement, low-code/no-code, API layer, advanced analytics and cloud computing. We spend substantial amounts of time and money researching and developing new technologies and enhanced versions of existing features to meet our customers’ and potential customers’ rapidly evolving needs. There is no assurance that our enhancements to our solutions or our new solutions’ features, capabilities, or offerings, will be compelling to our customers or gain market acceptance. If our research and development investments do not accurately anticipate customer demand or if we fail to develop our solutions in a manner that satisfies customer preferences in a timely and cost-effective manner, we may fail to retain our existing customers or increase demand for our solutions.

Introduction of new products and services by competitors or the development of entirely new technologies to replace existing offerings could make our solutions obsolete or adversely affect our business, financial condition, and results of operations. We may experience difficulties with software development, design, or marketing that delay or prevent our development, introduction, or implementation of new solutions, features, or capabilities. We have in the past experienced delays in our internally planned release dates of new features and capabilities, and there can be no assurance that new solutions, features, or capabilities will be released according to schedule. Any delays could result in adverse publicity, loss of revenue or market acceptance, or claims by customers brought against us, any of which could harm our business. Moreover, the design and development of new solutions or new features and capabilities to our existing solutions may require substantial investment, and we have no assurance that such investments will be successful. If customers do not widely adopt our new solutions, experiences, features, and capabilities, we may not be able to realize a return on our investment and our business, financial condition, and results of operations may be adversely affected.

Our new and existing solutions and changes to our existing solutions could fail to attain sufficient market acceptance for many reasons, including:

●	Our failure to predict market demand accurately in terms of product functionality and to supply offerings that meet that demand in a timely fashion;

●	Product defects, errors, or failures or our inability to satisfy customer service level requirements;

●	Negative publicity or negative private statements about the security, performance, or effectiveness of our solutions or product enhancements;

●	Delays in releasing to the market our new offerings or enhancements to our existing offerings, including new product modules;

●	Introduction or anticipated introduction of competing solutions or functionalities by our competitors;

●	Inability of our solutions or product enhancements to scale and perform to meet customer demands;

●	Receiving qualified or adverse opinions in connection with security or penetration testing, certifications or audits, such as those related to IT controls and security standards and frameworks or compliance;

●	Poor business conditions for our customers, causing them to delay software purchases;

●	Reluctance of customers to purchase proprietary software solutions; and

●	Reluctance of customers to purchase products incorporating open source software.

If we are not able to continue to identify challenges faced by our customers and develop, license, or acquire new features and capabilities for our solutions in a timely and cost-effective manner, or if such enhancements do not achieve market acceptance, our business, financial condition, results of operations, and prospects may suffer and our anticipated revenue growth may not be achieved.

Because we derive, and expect to continue to derive, a material portion of our revenue from implementation of our solutions, along with post-implementation services such as ongoing support and maintenance and professional services, market acceptance of these solutions, and any enhancements or changes thereto, is important to our success.

Our development cycles are often lengthy, and we may not have the resources available to complete development of new, enhanced or modified solutions. We may incur significant expenses before we generate revenues, if any, from our solutions.

Because certain of our solutions are complex and require rigorous testing, development cycles can be lengthy, taking us up to two years to develop and introduce new, enhanced or modified solutions. Moreover, development projects can be technically challenging and expensive. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. We may not have, in the future, sufficient funds or other resources to make the required investments in product development. Furthermore, we may invest substantial resources in the development of solutions that do not achieve market acceptance or commercial success. Even where we succeed in our sales efforts and obtain new orders from customers, the complexity involved in delivering our solutions to such customers makes it more difficult for us to consummate delivery in a timely manner and to recognize revenue and maximize profitability. Failure to deliver our solutions in a timely manner could result in order cancellations, damage our reputations and require us to indemnify our customers. Any of these risks relating to our lengthy and expensive development cycle could have a material adverse effect on our business, financial conditions and results of operations.

Our sales cycle is variable and often lengthy, depending upon many factors outside our control, which requires us to expend significant time and resources prior to generating associated revenues.

The typical sales cycle for certain of our solutions and services is lengthy and unpredictable, requires pre-purchase evaluation by a significant number of persons in our customers’ organizations, and often involves a significant operational decision by our customers. Our sales efforts sometimes involve educating our customers, industry analysts and consultants about the use and benefits of our solutions, including the technical capabilities of those solutions and the efficiencies achievable by organizations deploying our solutions. Customers typically undertake a significant evaluation process, which frequently involves not only our solutions, but also those of our competitors, and can result in a lengthy sales cycle. Our sales cycle for new customers is sometimes one to two years and can extend even longer in some cases. We often spend substantial time, effort and money in our sales efforts without any assurance that such efforts will produce any sales.

Investment in highly skilled research and development, product implementation, customer support and other personnel is a critical factor in our ability to develop and enhance our solutions and support our customers, but that personnel may nevertheless be hard to retain and an increase in that investment may furthermore reduce our profitability.

As a provider of proprietary software solutions that rely upon technological advancements, we rely heavily on our research and development activities to remain competitive. We consequently depend in large part on the ability to attract, train, motivate and retain highly skilled information technology professionals for our research and development team, as well as software programmers and communications engineers, and product implementation experts, particularly individuals with knowledge and experience in the insurance industry. Because our software solutions are highly complex and are generally used by our customers to perform critical business functions, we also depend heavily on other skilled technology professionals to provide ongoing support to our customers. Skilled technology professionals are often in high demand and short supply.

Our research and development, product delivery, and general and administrative, activities are conducted at locations where the competition for skilled technology professionals is particularly intense. While there has been strong competition for qualified human resources in the high-tech industry historically, the industry experienced record growth and activity in 2021, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has caused a sharp increase in job openings in both high-tech companies and research and development centers, as well as the intensification of competition between employers to attract qualified employees in those jurisdictions. Employee attrition— for all fields and professions, and for all levels of management— has accompanied this strong competition, and High-Tech companies such as ours that are based in Israel and these other jurisdictions are currently facing a severe shortage of skilled human capital, including engineering, research and development, sales and customer support personnel. Many of the companies with which we compete for qualified personnel may have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

If we are unable to hire or retain qualified research and development personnel and other technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. Even if we succeed at retaining the necessary skilled personnel in our research and development and customer support efforts, our investments in our personnel and product development efforts increase our costs of operations and thereby reduce our profitability, unless accompanied by increased revenues. As a result of the intense competition for qualified human resources, the High-Tech market in which we operate has experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Given the highly competitive industry in which we operate, we may not succeed in increasing our revenues in line with our increasing investments in our personnel and research and development efforts.

Furthermore, as we seek to expand the marketing and offering of our products and services into new territories, it requires the retention of new, additional skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to generate in those territories, or may not be available at all. In particular, wage costs in lower-cost markets where we have recently added personnel, such as India, are increasing and we may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. The transition of projects to new locations may also lead to business disruptions due to differing levels of employee knowledge and organizational and leadership skills. Although we have never experienced an organized labor dispute, strike or work stoppage, any such occurrence, including with unionization efforts, could disrupt our business and operations and harm our financial condition. In addition, we may need to attract and train additional IT professionals at a rapid rate in order to serve several new customers or implement several new large-scale projects in a short period of time. If there is a subsequent downturn in economic conditions and we need to lay off some of those employees, that will result in our loss of the time and resources that we had invested in training them, and our loss of their accumulated know-how.

Failure to manage our growth— both organic and non-organic—could effectively harm our business.

In recent years, we experienced, and expect to continue to experience in the future, growth in our international operations that has placed, and will continue to place, a significant strain on our operational and financial resources and our personnel. To manage our anticipated future growth effectively, we must continue to maintain and may need to enhance our information technology infrastructure, financial and accounting systems and controls and manage expanded operations and employees in geographically distributed locations. We also must attract, train and retain a significant number of additional qualified sales and marketing personnel, professional services personnel, software engineers, technical personnel and management personnel. Our failure to manage our growth effectively could have a material adverse effect on our business, results of operations and financial condition. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new services or product enhancements. For example, since it may take as long as six months to hire and train a new member of our professional services staff, we make decisions regarding the size of our professional services staff based upon our expectations with respect to customer demand for our products and services. If these expectations are incorrect, and we increase the size of our professional services organization without experiencing an increase in sales of our products and services, we will experience reductions in our gross and operating margins and net income. If we are unable to effectively manage our growth, our expenses may increase more than expected, our revenues could decline or grow more slowly than expected and we may be unable to implement our business strategy. Our growth may also be accompanied by greater exposure to litigation, including suits by clients, vendors, employees or former employees, as the sizes of our workforce and our overall international operations increase. All such litigation carries with it related costs and could divert our management’s attention from ongoing business concerns. We also intend to continue to expand into additional international markets which, if not technologically or commercially successful, could harm our financial condition and prospects.

The market for software solutions and related services is highly competitive and dynamic, and we need to adapt quickly to trends in order to retain or grow our market share.

The market for software solutions and related services, including for business solutions for the insurance and financial services industry, in which we compete, is highly competitive and continuously evolving.

Our competitors include, with respect to Magic Software and Matrix IT:

●	multinational IT service providers, including the services arms of global technology providers;

●	off-shore IT service providers in lower-cost locations such as India and Eastern Europe;

●	accounting firms and consultancies that provide consulting and other IT services and solutions;

●	solution or service providers that compete with us in a specific geographic market, industry or service area, including advertising agencies, engineering services providers and technology start-ups and other companies that can scale rapidly to focus on or disrupt certain markets and provide new or alternative products, services or delivery models; and

●	in-house IT departments that use their own resources, rather than engage an outside firm.

With respect to Sapiens’ insurance software solutions, our competitors generally consist of:

●	global software provides with their own IP;

●	local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry;

●	BPO providers (as described below in this risk factor) who offer end-to-end outsourcing of insurance carriers’ business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase our solutions for this purpose);

●	internal IT departments, who often prefer to develop solutions in-house; and

●	new insurtech companies with niche solutions.

Our failure to adapt to changing market conditions and to compete successfully with established or new competitors could have a material adverse effect on our results of operations and financial condition. Many of our smaller competitors have been acquired by larger competitors, which provides those smaller competitors with greater resources and potentially a larger client base for which they can develop solutions. Our customers or potential customers may prefer suppliers that are larger than us, are better known in the market or that have a greater global reach. In lieu of being acquired by larger competitors, current and potential competitors have established, and may establish in the future, cooperative relationships among themselves, or with third parties to increase their abilities to address the needs of our existing, or prospective, customers. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. As a means of adapting to competition, we and some of our competitors have developed systems to allow customers to outsource their core systems to external providers (known as BPO). We are seeking to partner with BPO providers, but there can be no assurance that such BPO providers will adopt our solutions rather than those of our competitors. Determinations by current and potential customers to use BPO providers that do not use our solutions may result in the loss of such customers and limit our ability to gain new customers.

A number of our competitors also have operational advantages relative to us, as they are generally private companies that are not required to report results of operations on a regular basis, and can consequently benefit from the ability to take more risky actions in the hope of building up strong brand name recognition, such as payment of higher salaries as a recruitment tool, sale of products at cheaper prices, and very rapid growth of sales and marketing teams, even if those actions result in operating losses.

To compete in the rapidly changing environment, and win the competition for end-customers, we also need to offer a coherent digital and data propositions, allowing our insurance provider customers to better interact with their own customers in a digital and omni-channel manner. If we fail to adapt and accelerate the development of our digital and data offerings, that may adversely impact our ability to compete in some of our target markets. Consolidation in the insurance industry in which some of our clients operate also increases competitiveness for us by reducing the number of potential clients for whose business we and our competitors compete. The high level of continuity with which insurance and other financial services clients remain with their providers of software-related services also increases general competitiveness by tying clients to their service providers and thereby shrinking the market of potential clients.

Customers switching to cloud-based solutions may lead to a decrease in demand for our products.

Our competitiveness in the market is also tied to our ability to adapt quickly to the movement towards cloud-based solutions. Our ability to provide solutions that may be deployed in the cloud has required, and may continue to require, considerable investment in resources, including technical, financial, legal, sales, information technology and operational systems. Market acceptance of cloud offerings is affected by a variety of factors, including but not limited to: security, service availability, reliability, availability of tools to automate cloud migration, scalability, integration with public cloud platforms, customization, availability of qualified third-party service providers to assist customers in transitioning to cloud-based solutions, performance, current license terms, customer preference, customer concerns with entrusting a third party to store and manage their data, public concerns regarding privacy and the enactment of restrictive laws or regulations. We may not meet our financial and strategic objectives if the pace at which we transform our solutions to be cloud-compatible is slower than our customers’ adoption of cloud-based solutions. To address the challenges in transitioning our customers to the cloud, we continue to invest in innovation and feature development, simplified cloud migration, and performance and reliability, as well as other cloud customer success and sales initiatives. There can be no assurance, however, that these initiatives will improve our ability to capture or retain customers that prefer cloud-based solutions. If we are unable to win over those new customers or retain those existing customers, we may experience a negative impact on our overall financial performance.

This movement towards cloud-based solutions is occurring in the insurance and financial services sectors in which our subsidiary Sapiens operates, and also in other sectors in which our subsidiaries operate. The rising trend of Matrix’s and Magic Software’s customers to switch to cloud-based solutions, is, on the one hand, a business opportunity for us to expand our cloud-based offerings, yet, on the other hand, also carries with it the risk of those customers consuming less of the other services provided by us. For example, in the marketing and software support solutions sector, Matrix and Magic Software have many opportunities for marketing new software solutions products and related services, new solutions which are cloud-based. Yet, in many cases these will be an alternative to our traditional software solutions products, which are also being promoted by Matrix and Magic Software. As long as the decrease in demand for Matrix’s and Magic Software’s services, due to customers switching to cloud based solutions, is greater than the increase in demand for Matrix’s and Magic Software’s cloud based solutions, the business results of Matrix and Magic Software may be harmed.

Additionally, the gross profit derived by Matrix and by Magic Software from their cloud-based solutions may be lower than the gross profit that they derive from their traditional solutions, which were replaced by the cloud-based solutions.

We may be required to increase or decrease the scope of our operations in response to changes in the demand for our products and services, and if we fail to successfully plan and manage changes in the size of our operations, our business will suffer.

In the past, we have both grown and contracted our operations, in some cases rapidly, to profitably offer our products and services in a continuously changing market. If we are unable to manage these changes, or to plan and manage any future changes in the size and scope of our operations, our business may be negatively impacted.

Restructurings and cost reduction measures that we have implemented in the past have reduced the size of our subsidiaries’ operations and workforce. Reductions in personnel can result in significant severance, administrative and legal expenses, and may also adversely affect or delay various sales, marketing and product development programs and activities. These cost reduction measures have included, and may in the future include, employee separation costs and consolidating and/or relocating certain of our subsidiaries’ operations to different geographic locations.

Acquisitions, organic growth and absorption of significant numbers of customers’ employees in connection with managed services projects have, from time to time, increased our subsidiaries’ headcount. During periods of expansion, our subsidiaries may need to serve several new customers or implement several new large-scale projects in short periods of time. This may require our subsidiaries to attract and train additional IT professionals at a rapid rate, as well as quickly expand their facilities, which may be difficult to successfully implement.

If existing customers are not satisfied with our solutions and services and either do not make subsequent purchases from us or do not continue using such solutions and services, or if our relationships with our largest customers are impaired, our revenue could be negatively affected.

We depend to an extent on repeat product and service revenues from our base of existing customers. For example, five of Sapiens’ largest customers accounted for, in the aggregate, 15.3% and 14.9% of its revenues in the years ended December 31, 2020 and 2021, respectively. Two of Magic Software’s largest clients accounted together for 19.0% and 21.2% of its revenues in the years ended December 31, 2020 and 2021, respectively, and five of Magic Software’s largest clients accounted for 26.0% and 27.5% of its revenues in the years ended December 31, 2020 and 2021, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our technologies. A significant decline in our revenue stream from existing customers, including due to termination of agreement(s), would have an adverse effect on our business, results of operations and financial condition.

We are in part dependent on a limited number of core product families, and a decrease in revenues from these products would adversely affect our business, results of operations and financial condition; our future success will be partially dependent on the acceptance of future releases of our core product offerings, and if we are unsuccessful with these efforts, our business, results of operations and financial condition will be adversely affected.

We (through our Magic Software subsidiary) derive a portion of our revenues and profits from sales of application and integration platforms and vertical software solutions and from related professional services, software maintenance and technical support. Our future growth depends in substantial part on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products and new software service offerings. A decrease in revenues from our principal products and related services would adversely affect our business, results of operations and financial condition.

Our future success depends in part on the continued acceptance of our application platforms and integration products and our vertical packaged software solutions. The continued acceptance of our platforms and software solutions will be dependent in part on the continued acceptance and growth of the cloud market, including rich internet applications, or RIAs, mobile and software as a service, or SaaS, for which certain of them are particularly useful and advantageous. We will need to continue to enhance our products to meet evolving requirements and if new versions of such products are not accepted, our business, results of operations and financial condition may be adversely affected.

Our business sometimes involves long-term, large, complex implementation projects across the globe, which involve uncertainties, mainly during the implementation period, such as changes to the estimated project costs and changes in project schedule. Such changes may cause disputes between us and our customers, whether or not due to failure on our part, and may in some cases result in cancellation of those projects. Such cancellation can adversely impact our revenues, profitability and/or, in some cases, our relationship with the relevant customer.

Our business is, in part, characterized by relatively large, complex implementation projects or engagements that can have a material impact on our total revenue and cost of revenue from quarter to quarter. A material percentage of our expenses, particularly employee compensation, are relatively fixed. Therefore, variations in the timing of the initiation, estimated scope of work, progress or completion of projects or engagements can cause significant variations in operating results from quarter to quarter.

This is particularly the case for fixed-price contracts, where our delivery requirements sometimes span more than one year. For a highly complex, fixed-price project that requires customization, we may not be able to accurately estimate our actual costs of completing the project. We are sometimes dependent on the assistance of third-parties (such as our customers’ vendors or IT employees, or our system integrator partners) in implementing such projects, which may not be provided in a timely manner. If our actual cost-to-completion of a project significantly exceeds the estimated costs, we could experience a loss on the related contract, which (when multiplied by multiple projects) could have an adverse effect on our results of operations, financial position and cash flow.

Similarly, delays in implementation projects (whether fixed price or not) may affect our revenue and cause our operating results to vary. Some of our solutions are delivered over periods of time ranging from several months to a few years. Payment terms for those solutions are generally based on periodic payments or on the achievement of milestones. Any delays in payment or in the achievement of milestones may have an adverse effect on our results of operations, financial position or cash flows. Such delays in our achievement of milestones may potentially result from, among other factors, reduced workforce productivity as a result of our implementation of a work-from-home policy or illness among our personnel, or due to restrictions imposed by applicable governmental authorities, in each case as a result of the COVID-19 pandemic.

For non-fixed price contracts, we generally provide our customers with up-front estimates regarding the duration, budget and costs associated with the implementation of their project. Due to the complexities described above, however, we may not meet those upfront estimates and/or the expectations of our customers, which could lead to a dispute with a client. In the past, these disputes have sometimes arisen with significant customers of Sapiens that have accounted for a significant portion of its revenues, and the settlement of these disputes reduced its revenues and operating profit relative to its prior estimates. In 2020 and 2021, certain customers of Sapiens canceled projects with us at the stage of implementation, resulting in the loss of potential future revenues from those customers. We expect that we may have similar cancellations by our customers in the future, during the implementation phase. These cancellations, if coupled with disputes with significant customers in the future, whether or not due to failure on our part, could result in lost revenues, lower profit margins, legal claims against us and even the refund of the customers’ money and could harm our reputation, thereby adversely affecting our ability to attract new customers and to sell additional solutions and services to existing customers.

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

A significant invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage internally. Both data that has been input into our main IT platform, which covers records of transactions, financial data and other data reflected in our results of operations, as well as data related to our proprietary rights (such as research and development, and other intellectual property- related data), are subject to material cyber security risks. From time to time, we experience cyber-attacks and other security incidents of varying degrees, though none which individually or in the aggregate has led to costs or consequences which have materially impacted our operations or business. Sapiens experienced attacks in or about April 2020, which resulted in a ransom payment and a brief interruption of service availability to customers, prior to restoration of secure computing operations. The amount paid in connection with, and the consequences of, the foregoing did not have a material adverse effect on Sapiens’ or our business or operations. In response, we have implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. However, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful.

Outside parties have furthermore in the past, and may also in the future, attempt to fraudulently induce our subsidiaries’ employees to disclose sensitive, personal or confidential information via illegal electronic spamming, phishing or other tactics. This existing risk is compounded given the COVID-19 pandemic, as some of our subsidiaries shifted nearly all of their workforces to more frequent work-from-home arrangements. Some of our subsidiaries have implemented in their offices a hybrid model where a large portion of their workforce spends a portion of their time working in their offices and a portion of their time working from home. Unauthorized parties may also attempt to gain physical access to our subsidiaries’ facilities in order to infiltrate their or our information systems or attempt to gain logical access to our subsidiaries’ products, services, or information systems for the purpose of exfiltrating content and data. These actual and potential breaches of our and our subsidiaries’ security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our subsidiaries, their employees or their customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our subsidiaries, their employees or their customers to a risk of loss or misuse of this information. This may result in litigation and liability or fines, our or our subsidiaries’ compliance with costly and time-intensive notice requirements, governmental inquiry or oversight or a loss of customer confidence, any of which could harm our subsidiaries’ business or damage our or their brand and reputation, thereby requiring time and resources to mitigate these impacts.

Our subsidiaries have invested in advanced detection, prevention and proactive systems to reduce these risks. Based on independent audits, we believe that our subsidiaries’ level of protection is in keeping with the industry standards of peer technology companies. Our subsidiaries also maintain a disaster recovery solution, as a means of assuring that a breach or cyber-attack does not necessarily cause the loss of their information. They furthermore review their protections and remedial measures periodically in order to ensure that such measures are adequate. Our subsidiaries devote resources to address security vulnerabilities through enhancing security and reliability features in their systems, code hardening, conducting rigorous penetration tests, deploying updates to address security vulnerabilities, providing resources such as mandatory security training for their workforce and improving their incident response time, but security vulnerabilities cannot be totally eliminated. The cost of these steps could reduce our subsidiaries’ or our operating margins.

Despite these protective systems and remedial measures, techniques used to obtain unauthorized access are constantly changing, are becoming increasingly more sophisticated and often are not recognized until after an exploitation of information has occurred. We and our subsidiaries may be unable to anticipate these techniques or implement sufficient preventative measures, and we therefore cannot assure you that our and our subsidiaries’ preventative measures will be successful in preventing compromise and/or disruption of our or their information technology systems and related data. We furthermore cannot be certain that our or our subsidiaries’ remedial measures will fully mitigate the adverse financial consequences of any cyber-attack or incident. If we or our subsidiaries do not make the appropriate level of investment in our or their technology systems or if such systems become out-of-date or obsolete and we or they are not able to deliver the quality of data security that meet our or their independent security control certification requirements, our consolidated business could be adversely affected.

Security vulnerabilities in our software solutions could lead to reduced revenue or to liability claims.

Maintaining the security of the software solutions and related services that we offer is a critical issue for us and our customers. Security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate our customers’ end points, information systems and network security measures. Cyber threats are constantly evolving and becoming increasingly sophisticated and complex, making it increasingly difficult to detect and successfully defend against them. Unauthorized parties have, in the past, infiltrated Sapiens’ internal IT systems, gaining access to certain proprietary information. If they were to similarly breach the security related to, and misuse, software solutions that we offer, they might access the authentication, payment and personal information of our customers. In addition, cyber-attackers (which may include individuals or groups, as well as sophisticated groups such as nation-state and state-sponsored attackers, which can deploy significant resources to plan and carry out exploits) also develop and deploy viruses, worms, credential stuffing attack tools and other malicious software programs, some of which may be specifically designed to attack the solutions and services that we offer. Software and operating system applications that we develop have contained and may contain defects in design or manufacture, including bugs, vulnerabilities and other problems that could unexpectedly compromise the security of the software or impair a customer’s ability to operate or use our solutions. The costs to prevent, eliminate, mitigate, or alleviate cyber- or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities are significant, and our efforts to address these problems, including notifying affected parties, may not be successful or may be delayed and could result in interruptions, delays, cessation of service and loss of existing or potential customers. It is impossible to predict the extent, frequency or impact these problems may have on us.

Actual and potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose our customers to a risk of loss or misuse of this information. This may result in litigation and liability or fines, our compliance with costly and time-intensive notice requirements, governmental inquiry or oversight or a loss of customer confidence, any of which could harm our business or damage our brand and reputation, thereby requiring time and resources to mitigate these impacts.

From time to time we have identified, and in the future we may identify other, vulnerabilities in some of our solutions and services. We devote significant resources to address security vulnerabilities through engineering more secure solutions, enhancing security and reliability features in our solutions and services, code hardening, conducting rigorous penetration tests, deploying updates to address security vulnerabilities, regularly reviewing our solutions’ security controls, reviewing and auditing our solutions against independent security control frameworks (such as ISO 27001, SOC 2 and PCI), providing resources such as security training for our customers’ workforces and improving our incident response time, but security vulnerabilities cannot be totally eliminated. The cost of these steps could reduce our subsidiaries’ or our operating margins, and we may be unable to implement these measures quickly enough to prevent cyber-attackers from gaining unauthorized access into our solutions. Despite our preventative efforts, actual or perceived security vulnerabilities in our solutions may harm our subsidiaries’ or our reputation or lead to claims against our subsidiaries (and have in the past led to such claims) or us, and could lead some customers to stop using certain systems or services, to reduce or delay future purchases of solutions or services, or to use competing solutions or services. If we do not make the appropriate level of investment in our solutions or if our solutions become out-of-date or obsolete and we are not able to deliver the quality of data security our customers require, our business could be adversely affected. Customers may also adopt security measures designed to protect their existing computer systems from attack, which could delay their adoption of our new solutions. Moreover, delayed sales, lower margins or lost customers resulting from disruptions caused by cyber-attacks and implementation of preventative measures could adversely affect our financial results, share price and reputation.

Errors or defects in our software solutions could inevitably arise and harm our profitability and our reputation with customers, and could even give rise to claims against us.

The quality of our solutions, including new, modified or enhanced versions thereof, is critical to our success. Since our software solutions are complex, they may contain errors that cannot be detected at any point in their testing phase. While we continually test our solutions for errors or defects and work with customers to identify and correct them, errors in our technology may be found in the future. Quality assurance is complicated because it is difficult to simulate the breadth of operating systems, user applications and computing environments that our customers use, and our solutions themselves are increasingly complex. Errors or defects in our technology have resulted in terminated work orders and could result in delayed or lost revenue, diversion of development resources and increased services, termination of work orders, damage to our brand and warranty and insurance costs in the future. In addition, time-consuming implementations may also increase the number of services personnel we must allocate to each customer, thereby increasing our costs and adversely affecting our business, results of operations and financial condition.

In addition, since our customers rely on our solutions to operate, monitor and improve the performance of their business processes, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software. As a result, we may be subject to claims for damages related to software errors in the future. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Regardless of whether we prevail, diversion of our subsidiaries’ key employees’ time and attention from our business, the incurrence of substantial expenses and potential damage to our reputation might result. While the terms of our sales contracts typically limit our exposure to potential liability claims and we carry errors and omissions insurance against such claims, there can be no assurance that such insurance will continue to be available on acceptable terms, if at all, or that such insurance will provide us with adequate protection against any such claims. A significant liability claim against us could have a material adverse effect on our business, results of operations and financial position.

Incorrect or improper use of our products or our failure to properly train customers on how to implement or utilize our products could result in customer dissatisfaction and negatively affect our business, results of operations, financial condition and growth prospects.

Some of our products are more complex than others and are deployed in a wide variety of network environments. The proper use of our solutions requires training of the customer. If our solutions are not used correctly or as intended, inadequate performance may result. Additionally, our customers or third-party partners may incorrectly implement or use our solutions. Our solutions may also be intentionally misused or abused by customers or their employees or third parties who are able to access or use our solutions. Similarly, our solutions are sometimes installed or maintained by customers or third parties with smaller or less qualified IT departments, potentially resulting in sub-optimal installation and, consequently, performance that is less than the level anticipated by the customer. Because our customers rely on our software, services and maintenance support to manage a wide range of operations, the incorrect or improper use of our solutions, our failure to properly train customers on how to efficiently and effectively use our solutions, or our failure to properly provide implementation or maintenance services to our customers, has resulted in terminated work orders and may result in termination of work orders, negative publicity or legal claims against us in the future. Also, as we continue to expand our customer base, any failure by us to properly provide these services will likely result in lost opportunities for follow-on sales of our software and services.

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

Sapiens’ customers include insurance carriers that have experienced, and will likely experience in the future, catastrophic losses that adversely impact their businesses. Catastrophes can be caused by various events, including, amongst others, hurricanes, tsunamis, floods, windstorms, earthquakes, hail, tornados, explosions, severe weather and fires, or the spread of pandemics of disease, such as the coronavirus. Moreover, acts of terrorism or war could cause disruptions in Sapiens’ or our customers’ businesses or the economy as a whole. The risks associated with natural disasters and catastrophes are inherently unpredictable, and it is difficult to predict the timing of such events or estimate the amount of loss they will generate. In the event a future catastrophe adversely impacts Sapiens’ or our current or potential customers, they or we may be prevented from maintaining and expanding their or our customer base and from increasing their or our revenues because such events may cause customers to postpone purchases of new products and professional service engagements or discontinue projects.

The increasing amount of identifiable intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly over the last five years from approximately $623.8 million as of December 31, 2016 to $1.1748 billion as of December 31, 2021 because of our acquisitions, and may increase further following future acquisitions. We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. Impairment testing, subject to downturns in our operating results and financial condition, may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

Decreases in the capital markets may adversely impact the industries in which we operate, thereby preventing us from expanding or maintaining our existing customer base and increasing our revenues.

Our customers include life insurance carriers and other financial industry participants that have invested some of their funds in the capital markets. Those carriers may experience in the future major losses in those capital market investments that may cause disruptions to their businesses or to the economy as a whole. Any such major disruption, may cause those existing or potential new customers to postpone purchases of new products or professional service engagements, or discontinue existing projects, which, in turn, may prevent us from increasing our revenues, or from maintaining or expanding or our customer base.

There may be consolidation in the insurance or other markets in which we operate, which could reduce the use of our products and services and adversely affect our revenues.

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

In the context of our and our subsidiaries’ and affiliate’s engagements with banks and other financial institutions for receiving various credit facilities and under the terms governing our Series A Secured Debentures and Series C Secured Debentures, and Sapiens’ non-convertible unsecured Series B Debentures, we have undertaken to comply with a number of conditions and limitations on the manner in which we can operate our business. These include limitations on our ability to undergo a change of control, distribute dividends, incur debt or a floating charge on our assets, or undergo an asset sale or other change that results in a fundamental change in our operations. These credit facilities, agreements and deed of trusts that we have entered into with the trustees for the holders of each of our debentures also require us to comply with certain financial covenants. Those covenants include maintenance of certain financial ratios related to shareholders’ equity, total rate of debt and liabilities, minimum outstanding balance of total cash and short-term investments, and operating results that are customary for companies of comparable size, and maintenance of a minimum rating level for the debentures. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us and, by extension, to our shareholders. The deeds of trust of each of our debentures furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that our debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of any of our debentures (below BBB-) would constitute an event of default that could result in the acceleration of our obligation to repay the debentures, which accelerated repayment may be difficult for us to effect. In addition, the Formula Series A Secured Debentures and Series C Secured Debentures are secured by certain of the shares of Formula’s publicly held subsidiaries— Matrix, Sapiens and Magic Software. A breach of the restrictive covenants could result in the acceleration of our obligations to repay Formula’s or its subsidiaries’ debt.

The global COVID-19 pandemic may directly or indirectly-- through macro-economic trends triggered by it, such as inflation and supply chain problems— adversely affect, our business, results of operations and financial condition, due primarily to impacts on the industries in which we and our customers operate.

The COVID-19 global pandemic has had numerous adverse effects on the global economy. Governmental shutdowns and “shelter-in-place” orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventative measure, adversely affected workforces, customers, consumer sentiment, economies and certain financial markets, and, along with decreased consumer spending, led to an economic downturn in many of the markets into which we sell our products and services.

Despite the overall recovery from the COVID-19 pandemic in many regions, certain global macro-economic conditions that were triggered, in large part, by the pandemic now threaten a downturn in economic conditions that could ruin the improved economic outlook achieved by the recovery from the pandemic. Supply chain delays and rising shipping costs, along with inflationary pressures due to the infusion of money into circulation as part of a “loose” monetary policy and low interest rates designed to ease economic conditions during the pandemic, now threaten economic prosperity globally, including in our target markets. We cannot predict what impact these new economic trends may have on our target markets and our expected results of operations.

We furthermore face uncertainty as to the degree and duration of the impact of these trends going forward, and as to the degree of successful macro-economic resistance to them. We do not know the impact of governmental measures (such as higher interest rates) targeted at maintaining economic prosperity in the aftermath of the trends triggered by the COVID-19 pandemic, or the degree of overall potentially permanent changes in consumer behavior that may have been caused by the pandemic. The inflationary trend, and higher interest rates in response to inflation, may contribute towards global economic weakness that is more than temporary.

Prolonged economic uncertainties or downturns in certain regions or industries could adversely affect our business materially. Our business depends on our current and prospective customers’ ability and willingness to invest money in our solutions and core systems, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy or certain regions such as Israel, the U.S. or Europe, including conditions resulting from financial and credit market fluctuations, could cause a decrease in corporate spending on products and services that we sell. In 2021, approximately 24% of our revenues generated from the United States, approximately 63% of our revenues generated from Israel, approximately 11% of our revenues generated from Europe, and approximately 2% from other regions (mostly Asia Pacific). In addition, a significant portion of our revenue is generated from customers in the financial services industry, including banking and insurance. Negative economic conditions may cause customers in general, and in that industry in particular, to reduce their IT spending. Customers may delay or cancel projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. Additionally, customers may be more likely to make late payments in worsening economic conditions, which could require us to increase our collection efforts and incur additional associated costs to collect expected revenues. To the extent that the purchase of licenses for our software is perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. If economic conditions generally, or in the industries in which we operate specifically, worsen from present levels, the results of our operations could be adversely affected.

Most importantly, our customers, especially in the insurance market, may reduce the amount of work for which they retain our services if they experience a slowdown in their businesses or may be less likely to make significant changes to their core systems if they face a wave of claims related to the virus (in the case of insurance industry customers of Sapiens).

To the extent the COVID-19 pandemic hits hard once again, in any wave or via any variant of the virus, in Israel or in India where a significant percentage of our worldwide employees are located, that may also adversely impact our operating results, as the resulting closures, restrictions and health problems for our workers may compromise our ability to service our customers in various regions of the world.

Risks Related to Intellectual Property

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

Any intellectual property infringement or misappropriation claim or assertion against us, our customers or partners, and those from whom we license technology and intellectual property could have a material adverse effect on our business, financial condition, reputation and competitive position regardless of the validity or outcome. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed on a party’s intellectual property; cease making, licensing or using our products or services that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our products or services; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or works; and to indemnify our partners, customers, and other third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Any of these events could seriously harm our business, results of operations and financial condition. In addition, any lawsuits regarding intellectual property rights, regardless of their success, could be costly to resolve and divert the time and attention of our management and technical personnel.

Although we apply measures to protect our intellectual property rights and our source code, there can be no assurance that the measures that we employ to do so will be successful.

In accordance with industry practice, we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology. We believe that due to the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as unpublished copyright works. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, while we attempt to protect trade secrets and other proprietary information through non-disclosure agreements with employees, consultants and distributors, not all of our employees have signed invention assignment agreements. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful. Our failure to protect our rights, or the improper use of our products by others without licensing them from us could have a material adverse effect on our results of operations and financial condition.

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

Some of our customers have the right to require the source code of our products to be deposited into a source code escrow. Under certain circumstances, our source code could be released to our customers. The conditions triggering the release of our source code vary by customer. A release of our source code would give our customers access to our trade secrets and other proprietary and confidential information which could harm our business, results of operations and financial condition. A few of our customers have the right to use the source code of some of our products based on the license agreements signed with such clients (mostly with respect to older versions of our solutions), although such use is limited for specific matters and cases, these clients are exposed to some of our trade secrets and other proprietary and confidential information which could harm us.

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

Risks Relating to Our International Operations

Our international sales and operations subject us to additional risks that can adversely affect our business, results of operations and financial condition.

We are continuing to expand our international operations as part of our growth strategy. In fiscal years 2020 and 2021, 38% and 37%, respectively, of our revenues were derived from outside of Israel. Our current international operations and our plans to further expand our international operations subject us to a variety of risks, including:

●	Increased exposure to fluctuations in foreign currency exchange rates

●	Complexity in our tax planning, and increased exposure to changes in tax regulations in various jurisdictions in which we operate, which could adversely affect our operating results and hinder our ability to conduct effective tax planning

●	Increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations

●	Longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable

●	The need to localize our products and licensing programs for international customers

●	Lack of familiarity with and unexpected changes in foreign regulatory requirements

●	The burden of complying with a wide variety of foreign laws and legal standards

●	Compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries

●	The potential worsening of the coronavirus outbreak on a global scale, which may cause customers to cancel projects with us, prevent potential future opportunities for our business and harm our ability to maintain a healthy workforce that can implement our services and solutions offerings

●	Import and export license requirements, tariffs, taxes and other trade barriers

●	Increased financial accounting and reporting burdens and complexities

●	Weaker protection of intellectual property rights in some countries

●	Multiple and possibly overlapping tax regimes

●	Political, social and economic instability abroad, terrorist attacks and general security concerns

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

International operations in the insurance industry, in which a significant portion of our business is concentrated, are accompanied by additional costs related to adaptation to regulations in specific territories.

As we seek to expand the marketing and offering of our products into new territories, because insurance regulations vary by legal jurisdiction, the investment required to adapt our solutions to the legal and language requirements of such territories may prevent or delay us from effectively expanding into such territories. Such adaptation process requires the retention of new, additional skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to recognize in those territories or may not be available at all. However, since insurance carriers are regularly required to adopt their systems and software to comply with the changing regulations, this provides an additional revenue source for Sapiens by providing related services for compliance.

Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that could adversely affect our business.

Due to our extensive operations and sales in Israel, most of our revenues and expenses from our IT services are denominated in NIS. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars in accordance with IFRS. Therefore, we are exposed to the risk that a devaluation of the NIS relative to the dollar will reduce our revenue growth rate in dollar terms. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently denominated in other currencies, particularly the Euro, Japanese Yen, British Pound, India Rupee, or INR, and Polish Zloty, or PLN, while a substantial portion of our expenses relating to the proprietary software products and related services, principally salaries and related personnel expenses, is denominated in NIS. As a result, the depreciation of the Euro, Japanese Yen, British Pound, INR and PLN relative to the U.S. dollar reduces our dollar recorded revenues from sales of our proprietary software products and related services that are denominated in those currencies and thereby harms our results of operations. In addition, the appreciation of the NIS relative to the dollar increases the dollar-recorded value of expenses that we incur in NIS in respect of such proprietary software products sales, and, therefore, could adversely affect our results of operations and harm our competitive position in the markets. In 2020 and 2021, the NIS appreciated by 7.0% and 6.0%, respectively, relative to the dollar (in each case, based on the change in the average annual representative exchange rate reported by the Bank of Israel for that year compared to the year that preceded it). Inflation in Israel further increases the dollar cost of our NIS-based operating expenses and adversely impacts the profits that we realize from our proprietary software products sales. While inflation in Israel was not a factor during the year ended December 31, 2020 (there was deflation of 0.59%), in the year ended December 31, 2021 and in early 2022, the rate of Israeli inflation has risen, in keeping with the international trend, and was measured at 1.5% and 3.5% for the year ended December 31, 2021 and for the three months period ended March 31, 2022, respectively.

In certain locations, we have engaged and may continue in the future to engage in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our financial position and results of operations. However, there can be no assurance that any such hedging transactions will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, our financial position and results of operations could be adversely affected. For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects— Overview— Our Functional and Reporting Currency.”

Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price.

As a multinational corporation, we are subject to income taxes, withholding taxes and indirect taxes in numerous jurisdictions worldwide. Significant judgment and management attention and resources are required in evaluating our tax positions and our worldwide provision for taxes. In the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. In addition, our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting, and other laws, regulations, principles and interpretations. This may include recognizing tax losses or lower than anticipated earnings in jurisdictions where we have lower statutory rates and higher than anticipated earnings in jurisdictions where we have higher statutory rates, changes in foreign currency exchange rates, or changes in the valuation of our deferred tax assets and liabilities.

We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. If we experience unfavorable results from one or more such tax audits, there could be an adverse effect on our tax rate and therefore on our net income. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our operating results or cash flows in the period or periods for which a determination is made. Additionally, we are subject to transfer pricing rules and regulations, including those relating to the flow of funds between us and our affiliates, which are designed to ensure that appropriate levels of income are reported in each jurisdiction in which we operate.

As we continue to expand our business in emerging markets, such as India, we face increasing challenges that could adversely impact our results of operations, reputation and business.

Approximately 40% of Sapiens’ employees are currently located in India (accounting for 8% of our overall employee headcount). Our significant presence in India, in particular Sapiens’ Research & Development personnel and Sapiens’ personnel for the delivery of its professional services, poses a number of challenges. These challenges are related to more volatile economic conditions, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), lack of due process, and inadvertent breaches of local laws or regulations. In addition, local business practices may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. It is possible that some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

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

Risks Related to our Traded Securities and Consolidated Holdings

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

The high and low closing market price of our ordinary shares traded on the TASE, under the symbol “FORTY,” and the high and low closing market price of our ADSs traded on the Nasdaq Global Select Market under the symbol “FORTY,” during each of the last five years, are summarized in the table below:

	Nasdaq		Tel Aviv Stock Exchange*
	In USD$		In NIS		In USD$
Year	High	Low	High	Low	High	Low
2022(**)	121.80	97.44	380.60	315.10	123.05	98.50
2021	125.78	80.10	382.50	264.40	123.83	82.99
2020	89.00	36.75	310.00	148.90	89.16	39.79
2019	73.68	35.64	258.00	135.00	74.20	36.08
2018	44.95	32.57	156.40	117.70	43.65	33.72
2017	44.20	35.52	162.10	128.00	42.07	35.49

(*)	The U.S. dollar price of our ordinary shares on the Tel Aviv Stock Exchange was determined by dividing the closing price of an ordinary share in NIS on the relevant date by the representative exchange rate of the NIS against the U.S. dollar as reported by the Bank of Israel on the same date.

(**)	From January 1, 2022 through April 25, 2022.

The market price of our ordinary shares and ADSs may fluctuate substantially due to a variety of factors, including:

●	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;

●	industry trends and changes;

●	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

●	public announcements concerning us or our competitors;

●	results of integrating investments and acquisitions;

●	the introduction or market acceptance of new service offerings by us or our competitors;

●	changes in product pricing policies by us or our competitors;

●	public announcements concerning distribution of dividends and payment of dividends;

●	the public’s response to our press releases, our other public announcements and our filings with the SEC and the Israeli Securities Authority;

●	changes in accounting principles;

●	sales of our shares by existing shareholders;

●	the loss of any of our key personnel;

●	other events or factors in any of the markets in which we operate, including those resulting from war, incidents of terrorism, natural disasters or responses to such events; and

●	general trends of the stock markets.

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

The market prices of our ordinary shares and ADSs may be adversely affected if the market prices of our publicly traded investees decrease.

A significant portion of our assets is comprised of equity securities of directly held publicly traded companies. Our publicly traded investees are currently Matrix, Sapiens and Magic Software. The share prices of these publicly traded companies have been extremely volatile and have been subject to fluctuations due to market conditions and other factors which are often unrelated to operating results and which are beyond our control. Fluctuations in the market price and valuations of our holdings in these companies may affect the market’s valuation of the price of our ordinary shares and ADSs and may also thereby impact our results of operations. If the value of our assets decreases significantly as a result of a decrease in the value of our interest in our publicly traded investees, our business, operating results and financial condition may be materially and adversely affected and the market price of our ordinary shares and ADSs may also fall as a result.

Our securities are traded on more than one market and this may result in price variations.

Formula’s ordinary shares are traded on the TASE and its ADSs are traded on the Nasdaq Global Select Market. Trading in those ordinary shares and ADSs on those markets takes place in different currencies (dollars on the Nasdaq Global Select Market and NIS on the TASE), and at different times (resulting from different time zones, different weekly trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares and ADSs on these two markets may differ due to these and other factors (see the risk factor titled “The market price of our ordinary shares and ADSs may be volatile and you may not be able to resell your shares at or above the price you paid, or at all” above for data related to the differences in trading prices on Nasdaq as compared to on the TASE). On the other hand, any decrease in the trading price of our ordinary shares or ADSs, as applicable, on one of these markets could likely affect— and cause a decrease in— the trading price on the other market.

Our largest shareholder, Asseco Poland S.A., can significantly influence the outcome of matters that require shareholder approval.

Asseco Poland S.A., or Asseco, our largest shareholder, currently owns approximately 25.6% of our outstanding share capital and is furthermore party to a shareholders’ agreement with our Chief Executive Officer, under which agreement Asseco has been granted an irrecoverable proxy to vote 1,797,973 of our ordinary shares owned by our Chief Executive Officer. As a result, Asseco has effective voting power over an aggregate of 37.3% of our outstanding ordinary shares (which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares). Therefore, Asseco can significantly influence the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This voting power may have the effect of delaying or preventing a change in control which may otherwise be favorable to our minority shareholders. In addition, potential conflicts of interest may arise in the event that we or any of our investees enters into any agreements or transactions with affiliates of Asseco. Although Israeli law imposes certain procedures (including the requirement to obtain shareholder approval, which in certain cases includes a “majority of the minority”) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

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

There can be no assurance that our effective tax rate of 23% for the year ended December 31, 2021 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019, the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of Euro 20 Billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. We do not expect to be within the scope of the first Pillar. The second pillar is focused on developing a global minimum tax rate of at least 15 percent applicable to in-scope multinational enterprises (with revenue in excess of Euro 750 million). Israel is one of the 136 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate.

Further, there are proposals in the United States to introduce further amendments to the federal tax regime applicable to corporations. As of the date of filing, it remains unclear what legislation, if any, would be enacted. If the draft legislation currently being discussed is enacted, it could create the potential for added volatility in our provision for income taxes and might have an adverse impact on our future income tax provision and tax rate.

Risks Related to Operations in Israel and Other Specific Geographic Locations

Political, economic, and military conditions in Israel could negatively impact our business.

We are incorporated under the laws of, and our headquarters and principal research and development facilities are located in, the State of Israel, and approximately_62% and_63% of our consolidated revenues in 2020 and 2021, respectively, were generated from the Israeli market. As a result, political, economic and military conditions in Israel and the Middle East directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. Although the recent Abraham Accords have enhanced Israel’s relations with certain countries in the Middle East, an ongoing state of hostility, varying in degree and intensity, has caused security and economic problems for Israel. In addition, several countries still restrict business with Israel and with companies doing business in Israel. These political, economic and military conditions in Israel—if adverse— as well as the foregoing business restrictions, could have a material adverse effect on our business, financial condition, results of operations and future growth.

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

As some of our revenues are derived from the Israeli government sector, a reduction of government spending in Israel on IT services may reduce our revenues and profitability; and any delay in the annual budget approval process may negatively impact our cash flows.

Our Matrix and Magic Software subsidiaries perform work for a wide range of Israeli governmental agencies and related subcontractors. Any reduction or elimination for political or economic reasons (such as in the case of COVID-19) of total Israeli government spending may reduce our revenues and profitability. In addition, the Government of Israel has experienced significant delays in the approval of its annual budget in recent years. Such delays in the future could negatively affect our cash flows by delaying the receipt of payments from the government of Israel for services performed.

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

Some of our Israeli subsidiaries derive and expect to continue to derive significant benefits from various programs, including Israeli tax benefits relating to our “Preferred Technological Enterprise”, or PTE, and our “Special Preferred Technological Enterprise,” or SPTE, programs. To be eligible for tax benefits as a PTE or SPTE, these Israeli subsidiaries must continue to meet certain conditions including, with respect to Sapiens, consolidated group revenue at the level of Asseco (its and our controlling shareholder) of at least NIS 10 billion. If they do not meet the conditions stipulated in the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law and the regulations promulgated thereunder, as amended, for the PTE, any of the associated tax benefits may be cancelled and they would be required to repay the amount of such benefits, in whole or in part, including interest and consumer price index, or CPI, linkage (or other monetary penalties). Further, in the future these tax benefits may be reduced or discontinued. While we believe that certain of our Israeli subsidiaries have met and continue to meet the conditions that entitle then to previously-obtained Israeli tax benefits, there can be no assurance that the Israeli Tax Authority will agree (for example, with respect to Sapiens, in case the overall revenue at the Asseco group level is lower than NIS 10 billion, or if Asseco no longer controls Sapiens).

The Israeli government grants that Sapiens, one of our subsidiaries, has received require it to meet several conditions and restrict its ability to manufacture products and transfer know-how developed using such grants outside of Israel and require it to satisfy specified conditions.

One of our Israeli subsidiaries (an Israeli subsidiary of Sapiens) received grants in the past from the government of Israel through the Israeli National Authority for Technological Innovation, or the Innovation Authority (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS), for the financing of a portion of its research and development expenditures in Israel with respect to Sapiens legacy technology. In consideration for receiving grants from the Innovation Authority, that subsidiary is obligated to pay the Innovation Authority royalties from the revenues generated from the sale of products (and related services) developed (in whole or in part) using the Innovation Authority funds, in an amount that is up to 100% to 150% of the aggregate amount of the total grants that it received from the Innovation Authority, plus annual interest for grants received after January 1, 1999. The subsidiary must fully and originally own any intellectual property developed using the Innovation Authority grants and any right derived therefrom unless transfer thereof is approved in accordance with the provisions of the Israeli Encouragement of Research, Development and Technological Innovation Law, 5744-1984, or the Innovation Law (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984, or the Research Law), and related regulations.

When a company develops know-how, technology or products using grants provided by the Innovation Authority, the terms of these grants and the Innovation Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel. Even after the repayment of such grants in full, our subsidiary will remain subject to the restrictions set forth under the Innovation Law, including:

●	Transfer of know-how outside of Israel. Any transfer of the know-how that was developed with the funding of the Innovation Authority, outside of Israel, requires prior approval of the Innovation Authority, and the payment of a redemption fee.

●	Local manufacturing obligation. The terms of the grants under the Innovation Law require that the manufacturing of products resulting from Innovation Authority-funded programs be carried out in Israel, unless a prior written approval of the Innovation Authority is obtained (except for a transfer of up to 10% of the production rights, for which a notification to the Innovation Authority is sufficient).

●	Certain reporting obligations. Sapiens, as any recipient of a grant or a benefit under the Innovation Law, is required to file reports on the progress of activities for which the grant was provided as well as on its revenues from know-how and products funded by the Innovation Authority. In addition, our subsidiary is required to notify the Innovation Authority of certain events detailed in the Innovation Law.

Therefore, if aspects of our subsidiary’s technologies are deemed to have been developed with Innovation Authority funding, the discretionary approval of an Innovation Authority committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. Our subsidiary may not receive those approvals. Furthermore, the Innovation Authority may impose certain conditions on any arrangement under which it permits our subsidiary to transfer technology or development out of Israel.

The transfer of Innovation Authority-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, the amount of Innovation Authority support, the time of completion of the Innovation Authority-supported research project and other factors. Furthermore, the consideration available to shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with the Innovation Authority’s funding (such as a merger or similar transaction) may be reduced by any amounts that are required to be paid to the Innovation Authority.

Our Israeli subsidiary received grants from the Innovation Authority prior to an extensive amendment to the Research Law that came into effect as of January 1, 2016, or the Amendment, which may also affect the terms of existing grants. The Amendment provides for an interim transition period (which has not yet expired), after which time our subsidiary’s grants will be subject to terms of the Amendment. Under the Research Law, as amended by the Amendment, the Innovation Authority is provided with a power to modify the terms of existing grants. Such changes, if introduced by the Innovation Authority in the future, may impact the terms governing our subsidiary’s grants.

As we continue to expand our business in emerging markets, such as India, we face increasing challenges that could adversely impact our results of operations, reputation and business.

Approximately forty percent (40%) of Sapiens’ employees are currently located in India. Our significant presence in India, in particular Sapiens’ Research & Development personnel and its personnel for the delivery of its professional services, poses a number of challenges. Those challenges are related to more volatile economic conditions, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), lack of due process, and inadvertent breaches of local laws or regulations. In addition, local business practices may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. It is possible that some of Sapiens’ employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose it to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If Sapiens fails to comply with such legal and regulatory requirements, our business and reputation may be harmed.

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

The Companies Law regulates mergers and requires that tender offers for acquisitions of shares above specified thresholds be approved via special shareholder approvals. The Companies Law furthermore requires shareholder approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or complicating a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. Asseco’s control of a significant percentage of our outstanding ordinary shares may also discourage potential acquirers from paying a premium to our shareholders pursuant to a change of control transaction. Please see the risk factor above titled “Our largest shareholder, Asseco Poland S.A., can significantly influence the outcome of matters that require shareholder approval.”

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2021. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2022, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—U.S. Federal Income Tax Considerations” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

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

Following the completion of the migration of its legal jurisdiction to the Cayman Islands in August 2018, Sapiens’ corporate affairs are governed by its memorandum of association, or the Memorandum, its articles of association, or the Articles, the Companies Act (as revised) of the Cayman Islands, or the Companies Act and the common law of the Cayman Islands. The rights of Sapiens’ shareholders— such as Formula— and the fiduciary responsibilities of Sapiens’ directors under the laws of the Cayman Islands are, in some respects, not as clearly established under statutes or judicial precedent in the Cayman Islands as in jurisdictions in the United States. Therefore, we may have more difficulty in protecting our interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less developed nature of Cayman Islands law in this area.

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

When a takeover offer is made and accepted by holders of 90.0% of the affected shares within four months, the offeror may, within a two-month period, notify the holders of the remaining shares that it requires them to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands within one month of the notice, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

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

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Sapiens’ directors have discretion under the Company’s Memorandum and Articles to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders (other than annual accounts, which are available for inspection prior to annual general meetings, and each shareholder’s right to view the share register in respect of shares registered in its name). This may make it more difficult for a shareholder to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors.

Copies of Sapiens’ Memorandum and Articles, which serve as exhibits to its 2021 annual report, were annexed as Appendix A to the proxy statement for Sapiens’ 2017 annual general meeting of shareholders, which was appended as Exhibit 99.1 to Sapiens’ Report of Foreign Private Issuer on Form 6-K furnished to the SEC on October 26, 2017. A table comparing certain Curacao law provisions to Cayman Islands law provisions was annexed as Appendix B to that same proxy statement.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Both our legal name and our commercial name are Formula Systems (1985) Ltd. We were incorporated under the laws of the State of Israel on April 2, 1985 and are subject to the Israeli Companies Law, 5759-1999. We maintain our principal executive offices at 1 Yahadut Canada Street, Or Yehuda 6037501, Israel and our telephone number is +972-3-5389389. Our agent in the United States is Corporation Service Company and its address is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. Our Internet address is www.formulasystems.com. The information contained on that site is not a part of this annual report and is not incorporated by reference herein. The SEC maintains an Internet site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Except as described elsewhere in this annual report, we have not had any important events in the development of our business since January 1, 2021.

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

Our principal investment and divestiture activities since the start of our 2019 fiscal year are described below. For additional information concerning our related financing activities since the start of our 2019 fiscal year, see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Sources of Financing.”

Investments by Formula in Existing Subsidiaries:

Changes in our percentage ownership of Sapiens. As of January 1, 2019, our percentage interest in Sapiens was 48.1%. During the last three years, mainly due to exercises of options by employees of Sapiens, but also due to Sapiens’ follow-on public offering completed in October 2020, our direct interest in Sapiens’ outstanding common shares was diluted to 47.9%, and 44.0% as of December 31, 2019 and 2020, respectively, and 43.6% as of December 31, 2021. Our interest in Sapiens’ common shares as of March 31, 2022 increased to 43.9% pursuant to our acquisition of 185,672 of Sapiens common shares on February 2022 and on March 2022 for a total consideration of $4.7 million (there were no such purchases in 2019, 2020 or 2021). The source of funds for our purchase of Sapiens common shares in 2022 was our working capital.

Changes in our percentage ownership of Magic Software. As of January 1, 2019, our percentage interest in Magic Software was 45.2%. Pursuant to our acquisition of Magic Software ordinary shares, we invested an aggregate of $0.9 million in 2019, $1.2 million in 2020 and $1.1 million in 2021. Our interest in Magic Software’s ordinary shares as of March 31, 2022 stands at 45.6%. The source of funds for those acquisitions has been our working capital.

Changes in our percentage ownership of Matrix. As of January 1, 2019, our percentage interest in Matrix was 49.2%. During the last three years, mainly due to exercises of options by employees of Matrix, our direct interest in Matrix’s outstanding share capital was diluted to 48.9%, 49.3% and 48.9% as of December 31, 2019, 2020 and 2021, respectively. Our interest in Matrix’s ordinary shares as of March 31, 2022 stands at 48.7%. We invested an aggregate of $5.0 million in 2020 pursuant to our acquisitions of Matrix shares. There were no such purchases in 2019 or in 2021. The source of such funds has been our working capital.

Acquisition by Formula:

Acquisition of Zap Group. In April 2021, Formula acquired all of the issued and outstanding share capital of Zap Group from Apax Partners for consideration of approximately NIS 244.2 million in cash, with up to an additional NIS 60 million of consideration (for a total maximum purchase price of approximately NIS 304.2 million) contingent upon Zap Group meeting certain EBITDA targets during the first two years following the acquisition. Zap Group is Israel’s largest group of consumer websites which manages more than 20 leading consumer websites from diverse content worlds with a total of more than 17 million visits per month, including Zap Price Comparison website, Zap Yellow Pages (the largest business index in Israel) and Zap Rest (Israel’s restaurants index). The websites managed and offered by Zap Group provide small and medium-sized businesses in Israel with a broad and rich advertising platform and offer consumers a user-friendly search experience with a variety of advanced tools, which enable them to make rational purchase decisions in the best and most effective way. For further information, please see Note 3(i)(a) to our consolidated financial statements included in Item 18 of this annual report.

 Acquisition of Ofek Aerial Photography. On March 13, 2020, Formula completed the acquisition of an 80% share interest in Ofek Aerial Photography, or Ofek, and also received an option to acquire the remaining 20% of the equity in the future, for total consideration of approximately NIS 27.7 million (or NIS 14.3 million, net of acquired cash). Ofek is one of the leading companies in Israel in the fields of aerial and satellite mapping, geographic data collection and processing, and provides services in numerous geographic applications. Ofek employs approximately 100 employees, all situated at Ofek’s headquarter in Netanya, Israel. We and the minority shareholder of Ofek hold mutual call and put options, respectively, for the remaining 20% interest in Ofek, exercisable for 36 months following the third year anniversary of the transaction (April 30, 2020 is considered the date of the transaction for purposes of that provision). For further information, please see Note 3(i)(b) to our consolidated financial statements included in Item 18 of this annual report.

Acquisitions by Sapiens:

In 2021, Sapiens did not effect any material acquisitions of businesses or technologies.

Acquisition of Tia Technology. On November 30, 2020, Sapiens acquired Tia Technology, a vendor of digital software solutions, from the global investment organization EQT Mid Market, for total consideration of $75.3 million in cash (or $73.0 net of acquired cash). During 2021, Sapiens and the sellers of Tia Technology agreed on final working capital adjustments related to the purchase price for this acquisition, which resulted in the payment of $0.8 million from those sellers to Sapiens. Tia Technology is headquartered in Denmark and has nearly 70 customers globally, primarily in Denmark, Norway, Sweden, Finland, South Africa and the Baltics. It offers comprehensive software solutions, primarily for Property & Casualty insurers as well as Life and Pension, Health, and several innovative extension modules. For further information, please see Note 3(ii)(a) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Sapiens Japan Co. In the fourth quarter of 2020, Sapiens acquired the remaining 10% of Sapiens Japan Co, for a total consideration of approximately 15 million Japanese Yen (approximately $0.2 million). Following that acquisition, Sapiens owns all of the share capital of Sapiens Japan Co.

Acquisition of Digital License. In the fourth quarter of 2020, Sapiens purchased from Cognitive Ltd. a source code license which provides it the ability to pursue the acceleration of its digital offering. The total consideration was $2.8 million.

Acquisition of Delphi. On July 27, 2020, Sapiens acquired Delphi, a leading vendor of software solutions for P&C carriers, with a focus on the medical professional liability (MPL)/healthcare professional liability (HCPL) markets (sometimes referred to as “medical malpractice”). Delphi is headquartered in Boston, Massachusetts, and offers core products for MPL, including policy administration, claims management, and financial and risk management. The consideration in the transaction was approximately $19.6 million in cash (or $13.3 million net of acquired cash). Acquisition-related costs amounted to $0.3 million. For further information, please see Note 3(ii)(c) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Tiful Gemel. On June 1, 2020, Sapiens acquired 75% of the outstanding shares of Tiful Gemel Ltd., an Israeli company which provides software solutions and managed services related to pension and provident funds in the Israeli market, for total cash consideration of $1.3 million. In addition, under the share purchase agreement for this acquisition, Sapiens is committed to acquire the remainder of Tiful Gemel’s outstanding shares on June 1, 2023 for $0.45 million. On July 8, 2021, Sapiens completed the acquisition of an additional 20% of the outstanding shares of Tiful Gemel for a total amount of $0.4 million. For further information, please see Note 3(ii)(d) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of sum.cumo. On February 6, 2020, Sapiens acquired sum.cumo, a German-based technology provider that offers digital, consumer-centric solutions mainly to the insurance sector, for a purchase price of $22.5 million in cash. An additional $1.8 million was paid to sum.cumo’s senior executives as part of an existing agreement between sum.cumo and its former shareholders. In addition, Sapiens issued 173,005 restricted shares units worth approximately $4.4 million to sum.cumo’s senior management, for which vesting is subject to performance criteria. Sum.cumo’s senior executives may be entitled to future payments of up to $2.8 million that are subject to both earn out-based and retention-specific criteria over the next four years. For further information, please see Note 3(ii)(b) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Cálculo. In September 2019, Sapiens acquired Cálculo, a leading vendor of insurance consulting and managed services, and a core solution to the Spanish market. Cálculo’s team of insurance system experts (one of the largest in Spain) and solid customer base are expected to help us to continue Sapiens’ global expansion by entering the large Iberian market. Sapiens paid approximately $5.8 million in the acquisition (of which $5.6 million was paid in September 2019, and $0.2 million in the first quarter of 2020), and about $1.7 million was subject to earn out-based specific criteria and continued employment of founders. The results of Cálculo’s operations have been included in our consolidated financial statements since September 2019. For further information, please see Note 3(ii)(e) to our consolidated financial statements included in Item 18 of this annual report.

Acquisitions by Matrix:

Acquisition of AVB Technologies Ltd. On October 5, 2021, Matrix, through Matrix Integration and Infrastructure Ltd., Matrix’s wholly owned subsidiary, acquired 60% of the share capital of AVB Technologies Ltd. for NIS 4.6 million (approximately $1.4 million). As part of the purchase agreement, additional consideration will be paid, subject to the achievement of certain operating profit targets, to be based on Matrix’s calculation. According to our calculation, the value of the additional consideration for the business acquisition is estimated at NIS 2.1 million (approximately $0.7 million). AVB Technologies Ltd. provides services in the field of multimedia systems. AVB Technologies Ltd.’s services vary and include constructing multimedia systems for meeting rooms and video conference rooms, state of the art digital display solutions, video walls, command and control management rooms, advanced audio solutions and advanced display solutions. For further information, please see Note 3(iv)(a) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of I.T.D. Group Ltd. On April 29, 2021, Matrix acquired 75% of the share capital of the I.T.D. Group Ltd., or I.T.D. Group, for NIS 5.75 million (approximately $1.8 million). As part of the purchase agreement, additional consideration was agreed to, subject to I.T.D. Group achieving certain operating profit targets. According to our calculation, the value of the additional consideration for the business acquisition is NIS 0.7 million (approximately $0.2 million). Matrix also holds a future call option to purchase the additional 25% of I.T.D. Group’s share capital. I. T.D. Group is a leading provider of software development, regulation and cybersecurity services for the healthcare industry in Israel, assisting companies to design and develop innovative solutions, services, and desktop, mobile, and cloud-based apps; ensure rock-solid cybersecurity and privacy in compliance with HIPAA/GDPR standards; and manage FDA/CE submissions. For further information, please see Note 3(iv)(b) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of SQ Service Quality Ltd. On April 5, 2021, Babcom Centers Ltd., a subsidiary of Matrix, acquired 60% of the share capital of S.Q. Service Quality Ltd. for NIS 4 million (approximately $1.2 million). As part of the purchase agreement, additional consideration was agreed to, subject to the achievement of operating profit targets, to be based upon Matrix’s estimate. The value of the additional consideration was calculated as of the day of the business combination, totaling NIS 0.3 million (approximately $0.1 million). We and the minority shareholder of SQ Service Quality Ltd. hold mutual call and put options for the remaining 40% interest in SQ Service Quality Ltd.. SQ Service Quality Ltd. has been active for more than a decade; it accompanies organizations and companies in service quality improvement processes. For further information, please see Note 3(iv)(c) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of A. A. Engineering Ltd. On April 5, 2021, Dana Engineering Ltd. (a subsidiary of Matrix) acquired 75% of the share capital of A.A Engineering Ltd., or A.A. Engineering, for NIS 10.5 million (approximately $3.2 million). As part of the purchase agreement, the sellers may be entitled to future additional consideration, contingent upon A.A Engineering achieving certain future operating profit targets. As of the acquisition date, Matrix estimated the future value of the contingent consideration at NIS 0.5 million (approximately $0.1 million). Matrix holds a call option for the remaining 25% share interest in A.A Engineering. Since 1973, A.A Engineering specializes in planning, management, coordination and supervision work in civil engineering projects serving a wide range of customers, both from institutions and public bodies and from leading companies in the Israeli economy. For further information, please see Note 3(iv)(d) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of RightStar Inc. On November 16, 2020, Matrix acquired all of the share capital of RightStar Inc., or RightStar, a U.S.-based company and a seller and an integrator of BMC and Atlassian Jira solutions, for total consideration of approximately NIS 12.2 million (approximately $3.6 million), of which $3.0 million was paid in cash and $0.5 million was paid on January 15, 2021. The sellers may also be entitled to contingent consideration, estimated as of the acquisition date at $1.0 million, upon RightStar meeting various operating profit targets. Based on RightStar’s operating results, Matrix estimated the contingent consideration as of December 31, 2021 at approximately $2.3 million. For further information, please see Note 3(iv)(f) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Gestetnertec Ltd. On July 9, 2020, Matrix I.T. Integration and Infrastructure, Matrix’s wholly owned subsidiary company, acquired 51% of the share capital of Gestetnertec Ltd., or Gestetnertec, for NIS 49.8 million in cash (approximately $14.5 million). Gecstetnertec provides various solutions in the printing and documents generation field, and provides different solutions, including 3D printing solutions. We and the minority shareholder hold mutual call and put options, respectively, for the remaining 49% interest in Gestetnertec. For further information, please see Note 3(iv)(e) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of the Remainder of Network Infrastructure Technologies (NIT). In January 2020, Matrix acquired the remaining 40% of the share capital of Network Infrastructure Technologies (NIT), increasing its share capital interest in NIT from 60% to 100%, for total cash consideration of $4.5 million (approximately NIS 15.3 million), which was paid upon closing.

Acquisition of Techtop Ltd. On May 7, 2019, Matrix purchased the net assets of Techtop Ltd., or Techtop, for cash consideration of NIS 17.1 million (approximately $4.8 million). Techtop is a leasing Israeli supplier of professional sound and systems. For further information, please see Note 3(iv)(h) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of MedaTech Technologies Ltd. On February 20, 2019, Matrix acquired all of the share capital of MedaTech Technologies Ltd, or MedTech Technologies, an Israeli company, for cash consideration of approximately NIS 85 million (approximately $23.5 million). MedTech Technologies is Israel’s leading system integrator and business partner of Priority ERP, with over 1,000 customers in a variety of verticals. In April 2019, Matrix acquired 25% of the issued and outstanding share capital of MedaTech Systems Inc., or MedaTech Systems, a subsidiary of MedaTech Technologies, for NIS 5.2 million (approximately $1.4 million). As a result of the acquisition, MedaTech Technologies’ interest in the issued and outstanding share capital of MedaTech Systems increased to 75%. For further information, please see Note 3(iv)(i) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Dana Engineering Ltd. On February 6, 2019, Matrix acquired 80% of the share capital of Dana Engineering Ltd., or Dana Engineering, an Israeli company, for cash consideration of approximately NIS 52.0 million (approximately $14.4 million). We and the minority shareholder of Dana Engineering hold mutual call and put options, respectively, for the remaining 20% interest in Dana Engineering, which may be exercised following the second-year anniversary of the acquisition. Dana Engineering provides project management services in the field of national infrastructure. For further information, please see Note 3(iv)(j) to our consolidated financial statements included in Item 18 of this annual report.

Acquisitions by Magic Software:

Acquisition of Y.G. Soft IT Ltd. On January 1, 2021, Magic Software, through one of its Israeli subsidiaries, acquired 60% of the shares of 9540 Y.G. Soft IT Ltd., or Soft IT, an Israel-based services company which specializes in outsourcing of software development services for a total consideration of up to $1.1 million. $0.4 million was paid upon closing, $0.3 million was paid on July 4, 2021, and the remaining amount constitutes a contingent payment that is contingent upon the future operating results of IT Soft. The estimated fair value of the contingent consideration amounted to $0.5 million as of the acquisition date. We and Soft IT’s minority shareholder hold mutual call and put options for the remaining 40% interest. For further information, please see Note 3(iii)(c) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of EnableIT. On April 1, 2021, Magic Software acquired the entire share capital of EnableIT, LLC, or EnableIT, a U.S.-based services company that specializes in IT staffing and recruiting, for total consideration of $6.0 million, of which $4.0 million was paid upon closing and the remaining $2.0 million was to be paid in two equal installments— on April 1, 2022 and 2023. On April 1, 2022, Magic Software paid the first $1.0 million payment. For further information, please see Note 3(iii)(a) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Menarva. On April 1, 2021, Magic Software acquired the entire share capital of Menarva Ltd., or Menarva, an Israeli-based services company which specializes in software solutions for non-profit organizations for a total estimated consideration of up to $5.6 million, of which, $3.0 million was paid upon closing, and the remaining $2.6 million was to be due in two equal installments, on April 1, 2022 and 2023, depending on the operational results of Menarva. On April 1, 2022, Magic Software paid an additional amount of $1.055 million in respect of the purchase price. For further information, please see Note 3(iii)(b) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Stockell Inc. On September 2, 2020, Magic Software acquired all of the share capital of Stockell, a U.S.-based services company, specializing in IT staffing and recruiting, for total consideration of $7.7 million, of which $6.3 million was paid upon closing and the remaining $1.5 million was due 12 months following the closing date. In December 2021 and following a few discrepancies in the sellers’ disclosures, we paid as final consideration and amount of $0.76 million to settle the remainder of the purchase price. For further information, please see Note 3(iii)(e) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Aptonet Inc. On May 7, 2020, Magic Software acquired all of the share capital of Aptonet, a U.S.-based services company that specializes in IT staffing and recruiting, for a total consideration of $4.7 million, of which $3.7 million was paid upon closing and the remaining $ 1.0 million will be paid in two installments, six and twelve months following the closing date. During 2020 and 2021, we paid the remainder of the consideration in two equal installments of $0.5 million each. For further information, please see Note 3(iii)(d) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Mobisoft Ltd and Magic Hands B.V. On July 1, 2020 and in June 2020 Magic Software acquired 70% of the outstanding share capital of Mobisoft and all of the outstanding share capital of Magic Hands, respectively. The acquisition of each of Mobisoft and Magic Hands individually, and both of them in the aggregate, was not material. These entities have been consolidated in our financial results since their respective acquisition dates. The aggregate consideration paid for the acquisition of both Mobisoft and Magic Hands was $11.3 million. Magic Software and the seller of Mobisoft both hold mutual options to purchase and sell (respectively) the remaining 30% interest in Mobisoft, which may be exercised during the three-year period beginning following the third-year anniversary of the acquisition. Mobisoft’s and Magic Hands’ results of operations have been included in our consolidated financial statements since their respective acquisition dates. For further information, please see Note 3(iii)(f) to our consolidated financial statements included in Item 18 of this annual report.

 Acquisition of Additional Stake in Comblack. On April 15, 2020, Magic Software acquired an additional stake of 10.17% in its subsidiary Comblack IT Ltd., or Comblack, an Israeli-based company that specializes in software professional and outsource management services for mainframes and complex large-scale environments, for total cash consideration of approximately $3.6 million, of which $3 million was paid upon closing and the remaining is being paid over a period of up to 18 months. In addition to the cash consideration, we have in place a contingent consideration mechanism according to which an additional amount may be paid in the event Comblack meets certain income thresholds. In April 2022, based on Comblack’s operating results in 2020 and 2021, we paid an additional $1.7 million as final consideration with respect to the contingent consideration. Magic Software currently holds an 80.2% stake in Comblack. Comblack holds a put option in respect of its remaining 19.8% holding.

Acquisition of NetEffects Inc. On July 1, 2019, Magic Software acquired all of the share capital of NetEffects Inc, a U.S.-based services company engaged in IT staffing and recruiting services, for total consideration of $12.5 million, of which $9.4 million was paid upon closing and the remaining $3.1 million was to be paid in two installments following the first and second anniversaries of the acquisition. During 2020 and 2021, Magic Software paid the two installments, in amounts of $1.55 million and the remainder of the consideration, respectively. For further information, please see Note 3(iii)(g) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of PowWow Inc. On April 1, 2019, Magic Software acquired all of the share capital of PowWow Inc., or PowWow, a U.S.-based company and the creator of SmartUX™, a leading Low-Code development platform for mobilizing and modernizing enterprise applications, for total consideration of $8.4 million. Total consideration included an estimated deferred consideration of $2.0 million contingent upon PowWow’s meeting various revenue targets over three years (2020-2022). During 2020, Magic Software reversed the entire contingent amount as it estimated that PowWow will not meet its revenue targets. For further information, please see Note 3(iii)(h) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Infinigy Solutions LLC, In October 2019, Magic Software acquired 30% of the share capital of Infinigy Solutions LLC, or Infinigy, increasing its interest in Infinigy’s share capital from 70% to 100%, for total cash consideration of $4.4 million, which was paid upon closing. Infinigy is a U.S.-based services company focused on expanding the development and implementation of technical solutions which deliver design-driven turnkey solutions, combining architecture and engineering, or A&E, design, project management and general contracting competencies, across the wireless communications industry. For further information, please see Note 3(iii)(j) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of OnTarget Group Inc. On February 28, 2019, Magic Software acquired all of the share capital of OnTarget Group Inc, or OnTarget, a U.S.-based services company specializing in outsourcing of software development services. Total consideration consisted of $7.0 million that was paid upon closing, of which $0.5 million was deferred and paid on the six-month anniversary of the closing and additional $0.5 million was deferred and paid on the 15-month anniversary of the closing, as well as an additional amount constituting a contingent payment depending on the future operating results to be achieved by OnTarget between 2019 and 2022. Based on OnTarget’s operating results between 2019 and 2021 Magic Software estimates the total purchase price is expected to amount to approximately $19.6 million. Beyond the $6.5 million paid in 2019, Magic Software paid $1.0 million in 2020, $1.0 million in 2021 and $2.0 million in 2022. For further information, please see Note 3(iii)(i) to our consolidated financial statements included in Item 18 of this annual report.

Acquisitions by Michpal Micro Computers (1983) Ltd:

Acquisition of Formally Smart Form System Ltd., or Formally. On February 16, 2022, Michpal acquired 70% of the share capital of Formally, creator of Formally Smart Form platform – a central server platform for managing knowledge and work processes, and for producing digital forms combined with a legally-binding eSignature technology allowing customers to create impressive documents in minutes and get them signed in a snap. Formally offers a variety of proprietary computerized and advanced tools for managing business processes trusted by Israel’s largest financial, banking and insurance enterprises. This acquisition of Formally is an additional strategic step, supporting the expansion of Michpal’s product offering in the fields of payroll, human resources and financial management and compliance. Total cash consideration amounted to NIS 44.8 million (approximately $13.9 million). In addition, Michpal and the minority shareholder of Formally hold mutual call and put options, respectively, for the remaining 30% interest in Formally.

Acquisition of Liram Financial Software Ltd. On May 17, 2020, Michpal acquired 70% of the share capital of Liram Financial Software Ltd., or Liram, an Israeli provider of proprietary integrated specialized management systems in the field of financial accounting, taxation and compliance, for accounting professionals (accountants and tax consultants), bookkeepers, controllers, and CFOs. Liram’s solutions include specialized financial software solutions for preparation and reporting of financial statements, tax declarations, single-entry and double-entry bookkeeping, fixed asset management and depreciation calculations (under the brand name Ram-Nihul) etc. Total cash consideration amounted to NIS 15.3 million (approximately $4.3 million). In addition, Michpal and the minority shareholder of Liram hold mutual call and put options, respectively, for the remaining 30% interest in Liram. Acquisition related costs were immaterial. For further information, please see Note 3(v)(a) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Unique Software Industries Ltd. In November 2019, Michpal completed the acquisition of Unique Software Industries Ltd., or Unique, for up-front consideration of approximately NIS 49 million (approximately $14.0 million), as well as up to an additional NIS 12 million (approximately $3.5 million) that is subject to defined performance goals. Unique is a software development and services company that has provided integrated solutions in the field of payroll for more than 30 years, including pay-stubs, pension services management, education funds management, and software solutions for managing employee attendance. For further information, please see Note 3(v)(b) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition by Zap Group:

In February 2022, Zap Group completed the acquisition of 49.9% of the entire minority rights in its controlled partnership, Winhelp Ofran, a provider of digital advertising solutions for domestic travel businesses in Israel, for consideration of NIS 11.0 million (or approximately $3.4 million).

B.	Business Overview

General

We are a global information technology company that is principally engaged through our directly held investees in providing software consulting services and computer-based business solutions, and in developing proprietary software products. We deliver our solutions in numerous countries worldwide to customers with complex IT services needs, including a number of “Fortune 1000” companies.

We provide our investees with our management, technical expertise and marketing experience to help them create a consecutive positive economic impact and long-term value, and direct their overall strategy through our active involvement. We carry out those activities at the level of our investees rather than at our parent company level. Following our transition to IFRS during 2016, we consolidate the results of all of the entities in which Formula holds an equity interest, other than our equity investee TSG.

We operate through our subsidiaries— Matrix, Sapiens, Magic Software, Michpal, Zap Group, InSync and Ofek Aerial Photography— and through our equity investee TSG. We describe below the areas of our business activity:

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

The Formula Group

Formula is the parent company of investees, which, as noted above, we refer to collectively (together with Formula) as the Formula Group. As of December 31, 2021, we held 90.1% of the shares of InSync, an 80% interest in Ofek Aerial Photography, a 48.9% interest in Matrix, a 43.6% interest in Sapiens, a 45.59% interest in Magic Software, a 50% interest in TSG through our equity holdings, and the entire share capital of Michpal and Zap Group. We have effective control of each of the companies in the Formula Group other than TSG for purposes of consolidation under IFRS 10. We provide to all of our investees our management, technical and financial expertise, and our marketing experience, thereby asserting a positive economic impact upon, and creating long-term value for, our investees.

We direct the overall strategy of our investees. While our investees each have independent management, we monitor their growth through our active involvement in the following matters:

●	strategic planning;

●	marketing policies;

●	senior management recruitment;

●	investment and budget policy;

●	financing policies; and

●	support for the process of raising debt and capital.

We promote the synergy and cooperation among our investees by encouraging the following:

●	transfer of technology and expertise;

●	leveling of human resources demand;

●	combining skills for specific projects;

●	formation of critical mass for large projects; and

●	marketing and selling the Formula Group’s products and services to its collective customer base.

We, through our investees, offer a wide range of integrated software solutions and IT professional services, such as implementation and integration projects of computing and software, outsourcing, software project management, software development, IT managed services, operating a network of high-tech training and instruction centers, providing software testing and QA, depending on specific needs of the customer and depending on the subject expertise necessary on a case by case basis, and design, develop and market proprietary software solutions for sale in selected niche markets, both in Israel and worldwide. Formula’s Chief Executive Officer and Chief Financial Officer serve as the Chief Executive Officer and Chief Financial Officer, respectively, of Magic Software as well, and Formula’s Chief Executive Officer also serves as Chairman of the Board of each of Sapiens and Matrix.

Our Subsidiaries

Matrix

Matrix IT Ltd. is Israel’s leading IT services company as demonstrated in recent research reports of the Israeli IT market, published by the research companies IDC and STKI. Matrix employs approximately 10,820 software, hardware, integration, engineering and training personnel, which provide advanced IT services to hundreds of customers in the Israeli and the U.S markets. Matrix executes some of the largest IT projects in Israel. It develops and implements leading technologies, software solutions and products. Matrix provides infrastructure and consulting services, outsourcing, offshore, near-shore, training and assimilation services. Matrix represents and markets leading software vendors. Among its customers are most of the leading Israeli organizations and companies in the industry, retail, banking and finances, education and academe, Hi-tech and ISVs, telecom, defense, health and the government/public sectors. Matrix is traded on the Tel Aviv Stock Exchange.

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

Information Technologies (IT) Software solutions and services, Consulting & Management in Israel

The software solutions and services in Israel provided by Matrix consist mainly of providing tailored software solutions and upgrading and expanding mainly existing large-scale software systems. These services include, among others, developing customized software, adapting software to the customer’s specific needs, implementing software and modifying it based on the customer’s needs, outsourcing, software project management, software testing and QA and integrating all or part of the above elements. Furthermore, the activity in this segment includes project management consulting services and multi-disciplinary operational and engineering consulting services, including supervision of complex engineering projects, all according to client specific needs as the scope of work invested in each element varies from one customer to the other. In 2021 under this line of business Matrix recorded revenues of approximately NIS 2.361 billion (approximately $731.4 million), compared to NIS 2,309 million (approximately $671.9 million) in 2020, an increase of approximately 2.3% when measured in NIS. Operating income in 2021 was approximately NIS186.7 million (approximately $57.9 million), compared to NIS 153.2 million (approximately $44.6 million), an increase of approximately 22% when measured in NIS. In 2021, activity in software solutions and value-added services in Israel accounted for approximately 54% of Matrix’s revenues and approximately 57% of its operating income. The minor increase in revenues and the significant growth in operating income alongside the improvement in operating margin compared to 2020 were primarily attributable to costs savings initiatives and increased work productivity resulting from the transition to a hybrid working model, which reduced operational costs and increased focus on services carrying higher gross margins, offset, in part, by an increase in the rate of payroll expenses, in line with industry trends.

Information Technologies (IT) Software solutions and services in the United States

Matrix provides solutions and expert services mainly in the area of governance risk and compliance, or GRC, including activities in the following areas: risk management, fraud management and prevention of fraud, anti-money laundering, trade surveillance and regulatory compliance security in these areas all through its subsidiary Matrix-IFS. Matrix also provides solutions and technological services in the areas of portals, BI (Business Intelligence), DBA (Database Administration), CRM (Customer Relations Management) and EIM (Enterprise Information Management). This sector also includes dedicated solutions for the GovCon Government contracting market, IT help desk services for healthcare and software distribution services, in particular for IBM, BMC, Atlassian and Microsoft. The activity in this segment is performed mostly through Matrix IFS, Xtivia Technologies Inc. Matrix global services, wholly owned subsidiaries of Matrix and their respective subsidiaries. During 2020, Matrix initiated a new line of business under this segment for 3D printing specifically for the healthcare sector. In 2021, under this line of business, Matrix recorded revenues of approximately NIS 355.9 million (approximately $110.3 million), compared to approximately NIS 358.3 million (approximately $104.3 million) in 2020. Operating income in 2021 was approximately NIS 37.7 million (approximately $11.7 million), compared to approximately NIS 52.2 million (approximately $15.2 million) in 2020, a decrease of approximately 23% when measured in U.S dollars. In 2021, activity in the U.S accounted for approximately 8% of Matrix’s revenues and for approximately 11% of its operating income. The decrease in operating income and in operating margin despite the small increase in revenues (when measured in U.S dollars), was primarily attributable to lengthening of our sales cycles, which reflected the impact of COVID-19 on the North America financial services sector, coupled with our maintaining our headcount (impairing current productivity) due to our strategy to preserve our talent during times of slowdown in order to remain equipped to handle expected future demand for our services.

Computer and cloud infrastructure and integration solutions

Matrix activities in the area of computer and cloud infrastructure and integration consist of: (i) providing computer and telecommunication infrastructure solutions; (ii) selling and marketing computer equipment, licenses and peripherals to enterprises together with services; and (iii) selling and marketing cloud based solutions (under the “CloudZone” division) and services relating to databases and “big data” (under the “DataZone” division). Matrix infrastructure and integration solutions include solutions of IBM, Oracle Red Hat, Dell-Boomi and others. In 2021, under this line of business, Matrix recorded revenues of approximately NIS 1,210 million (approximately $374.9 million), compared to NIS 854.3 million (approximately $248.6 million) in 2020, an increase of approximately 42% when measured in NIS. Operating income in 2021 was approximately NIS 61.7 million (approximately $19.1 million), compared to NIS 43.9 million (approximately $12.8 million) in 2020, an increase of approximately 41% when measured in NIS and in line with the increase in revenues. In 2021, activity in computer and cloud infrastructure and integration solutions accounted for approximately 28% of Matrix’s revenues and for approximately 19% of its operating income. The increase in both revenues and operating income is mainly attributable to the increase in demand for cloud and cloud related services.

Software product marketing and support

Matrix activities in this area include marketing and support for various software products (mainly originated outside of Israel) the principal of which are CRM, computer systems management infrastructures, web world content management, database and data warehouse mining, application integration, database and systems, data management and software development tools, and providing professional support for these products to customers, including marketing and upgrade maintenance of software products. In 2021, under this line of business, Matrix recorded revenues of approximately NIS 258 million (approximately $79.9 million), compared to 190.6 million (approximately $55.5 million) in 2020, an increase of approximately 35% when measured in NIS. Operating income in 2021 was approximately NIS 25.3 million (approximately $7.8 million), compared to approximately NIS 25.4 million (approximately $7.4 million) in 2020. In 2021, activity in software product marketing and support accounted for approximately 6% of Matrix’s revenues and approximately 8% of its operating income. The increase in revenues alongside the stability of our operating income in absolute numbers and the decline in operating margin were primarily attributable to the transition to subscription-based software licensing transactions compared to perpetual-based software licensing transactions. Over the long run, that transition will enable Matrix to achieve more significant and recurring revenues.

Training and integration

Matrix’s activities in this area consist of operating a network of training centers which provide advances courses for high-tech professionals, courses for developers and professional training, and soft skills and management training, and providing training and instructions with respect to computer systems. In recent years Matrix has also started outsourcing IT services based on graduates from its courses. In 2021, under this line of business, Matrix recorded revenues of approximately NIS 174.9 million (approximately $54.2 million), compared to approximately NIS 142.0 million (approximately $41.3 million), an increase of 23% year over year when measured in NIS. Operating income in 2021 was approximately NIS 17.9 million (approximately $5.5 million), compared to approximately NIS 14.4 million (approximately $4.2 million) in 2020, an increase of 25% year over year, in line with the increase in revenues. In 2021, activity in training and integration accounted for approximately 4% of Matrix’s revenues and for approximately 5% of its operating income.

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

Matrix’s customers include large and medium size enterprises in Israel, including commercial banks, loan and mortgage banks, telecommunications services providers, cellular operators, credit card companies, leasing companies, insurance companies, security agencies, hi-tech companies and startups, the Israeli Defense Forces and government ministries and public agencies and media and publishing entities. The majority of Matrix’s customers in the software solutions and value-added services business segment in Israel have a business relationship with it for more than ten years. The COVID-19 pandemic, its extended duration and its economic impact, have adversely affected the Israeli and global economy and consequently also negatively impacted the demand for IT services. However, recovery from the pandemic (due primarily to the proliferation of vaccines in the last year) led, in 2021, to a restored and even increased level of demand compared to pre-pandemic levels in most of our operations. In addition, while based on statistics cited by Gartner, worldwide IT spending was expected to grow by 5%-6% in 2021, it actually grew by over 9%, and is expected to continue and grow by 5.1% in 2022 (see https://www.gartner.com/en/newsroom/press-releases/2022-01-18-gartner-forecasts-worldwide-it-spending-to-grow-five- point-1-percent-in-2022).

Despite the COVID-19 pandemic, 2021 was again a year of growth, with Matrix’s overall revenues growing during 2021 by approximately 13% when measured in NIS. The direct impact of COVID-19 on Matrix’s results of operations and on its business activities was more noticeable over its U.S. operations rather than Israeli operations, however, both are assessed to be immaterial. Based on information provided by Gartner, despite the potential impact of the Omicron variant, economic recovery from COVID-19 will continue to boost technology investments, with high expectations for digital market prosperity.

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

With the exception of the Information Technologies (IT) Software solutions and services in the United States, all other operating segments of Matrix showed significant improvement in 2021 compared to 2020 and were not materially affected by the pandemic, with some activities even benefiting as a result of customers’ need to move their employees to work from home in a short period of time. This also included activities such as cloud services, information security, as well as projects in the fields of health, digital, cyber and command and control.

 The training and implementation sector, which was directly and materially affected by COVID-19 government restrictions in 2020, benefited from the transition to a hybrid training model in 2021, which allowed it to improve its productivity and offer flexibility via videotaped courses.

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

Sapiens

Overview

Sapiens is a leading global provider of software solutions for the insurance industry. Sapiens’ extensive expertise is reflected in its innovative software, solutions and professional services for property & casualty (P&C); reinsurance; life, pension & annuity (L&A); workers’ compensation (WC); medical professional liability (MPL); financial& compliance (F&C); and decision modelling for both insurance and financial markets. Sapiens offers and end to end solutions for insurers core, data & analytics and digital operations, as well as stand-alone solutions which help them optimize and maximize their current investment. Importantly Sapiens’ wide array of professional services ensures that it not only makes a sale but accompany and guide its customers on their path to digital transformation.

Despite the COVID-19 pandemic, 2021 was again a year of double-digit growth for Sapiens, as it began to build upon the three main acquisitions that it had carried out in 2020. Sapiens also invested in foundations for further expansion in 2022 and beyond.

Sapiens supplies decision management solutions tailored to a variety of financial services providers, so that business users across verticals can quickly deploy business logic and comply with policies and regulations throughout their organizations.

Sapiens’ platforms possess modern, modular architecture and are digital-driven. They empower customers to respond to the rapidly changing insurance market and frequent regulatory changes, while improving the efficiency of their core operations. These process enhancements increase revenue and reduce costs.

Overview of Sapiens Software Solutions

Sapiens’ software portfolio is comprised of:

●	Property & Casualty – a comprehensive software platform and solutions supporting a broad range of business lines, including personal, commercial, MPL and specialty lines, as well as reinsurance and workers’ compensation (see below). Our core solutions are pre-integrated with our DigitalSuite, analytics and decision modeling solutions, all of which are also available stand-alone. Sapiens’ portfolio includes Sapiens Cloud-first Platform for Property & Casualty, which is comprised of a commonly shared Data and Digital solutions and two core suites: Sapiens CoreSuite for Property & Casualty (for North America) and Sapiens IDITSuite for Property & Casualty (for EMEA and APAC). We provide a flexible proposition where Insurers can choose between deploying our full core suite or one or more of our standalone components: policy, billing and claims. In addition, we have lately launched a new IDIT Go proposition, a cloud SaaS offering for smaller, more agile P&C insurance providers.

●	Life, Pension & Annuities – a comprehensive, cloud-based, digital software platform, suite and complementary solutions for the management of a diversified range of products for life, pension & annuities. Our core solutions are pre-integrated with our DigitalSuite, analytics and decision modeling solutions, all of which are also available stand alone. Our portfolio includes Sapiens Platform for Life, Pension & Annuities, Sapiens CoreSuite for Life, Pension & Annuities; Sapiens UnderwritingPro for Life & Annuities; Sapiens ApplicationPro for Life & Annuities; Sapiens IllustrationPro for Life & Annuities; and Sapiens ConsolidationMaster for Life & Pension.

●	Digital – Sapiens Cloud-based DigitalSuite enables insurers to incorporate a fully digital experience for customers, agents and employers, enhancing insurers’ engagement with customers, enhancing their end-consumers’ experience and fostering a rapid time to market for new digital initiatives. Sapiens Digital Suite is pre-integrated as part of Sapiens’ comprehensive platforms or can be deployed stand-alone on top of any 3rd party core solution already in place. Comprised of innovative digital modules and content libraries to facilitate diverse customer journeys, DigitalSuite includes: low-code/no code Journey Composer, insurance-driven API Layer, and portal solutions for customers, agents and employers. Sapiens have also added an AI driven chat-bot solution (BotConnect) which knows to hand off to a live agent (LiveConnect) to facilitate omnichannel communications.

●	Data and Analytics – together with Sapiens’ digital offering, Sapiens offers an advanced data and analytics platform, which includes: an analytics platform that drives analytics adoption across the organization with compelling, insightful dashboards and apps; a comprehensive BI solution with pre-configured reports, dashboards and scorecards; predictive analytics, which uses AI and Machine Learning to generate actionable insights based on different models across the insurance value chain.

●	Reinsurance – a market-leading complete reinsurance software solutions for full financial control and auditing support. Sapiens’ portfolio includes: Sapiens ReinsuranceMaster, Sapiens ReinsurancePro and Sapiens Reinsurance GO, providing solutions to various sizes of insurance companies.

●	Workers’ Compensation – Sapiens workers’ compensation offerings handle comprehensive policy/billing and claims needs. Sapiens solution portfolio Sapiens CoreSuite for Workers’ Compensation and Sapiens GO for Workers’ Compensation, that can be deployed as a full suite or in a modular manner (policy / billing / claims), and is pre-integrated with Sapiens’ DigitalSuite and its Analytics solutions.

●

Medical Professional Liability (“MPL”) – Sapiens MPL offering provides a complete end-to-end solution for managing the insurance processes for the medical malpractice market, including policy management, billing and claims, all adjusted to the unique characteristics of this specific market. The Sapiens Digital and Data platforms are also pre-integrated to the MPL core solution and thus providing additional value add and benefits to Sapiens MPL customer base.

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

According to the Gartner report, “Forecast: Enterprise IT Spending for the Insurance Market, Worldwide, 2019-2025, 2Q21Update” (a market statistics research report by Gartner, a research and consulting firm, written by Rajesh Narayan, James Ingham, Inna Agamirzian, Rika Narisawa and Gregor Petri that was published on July 2021 , and includes internal services, IT services, software, telecom services, devices, and data centers systems, which we refer to herein as the “Gartner report”), Gartner forecasted global insurance market IT spending to grow by 7.3% in 2022 and to reach nearly $250 billion in U.S. dollars. This industry is predicted to reach $311 billion by 2025, growing at a 7.5% compound annual growth rate (CAGR) from 2020 through 2025. This growth will be driven by an increase in IT services spending and software spending at CAGRs of 9.2% and 12.3%, respectively, according to the Gartner Report.Gartner forecasts total insurance IT spending on software in 2022 will be $63.8 billion (software includes application software (analytics and business intelligence; back office/ERP and supply chain; front office/CRM; collaboration), infrastructure software (application development and middleware; information management; storage management software; and system and network management), and vertical industry-specific applications.

Sapiens estimates that our current total addressable market for core insurance software solutions and the accompanied point solutions and the corresponding part of IT services is approximately $40 billion, which we expect will grow as a result of insurance carriers’ and financial institutions’ need to better address customers needs, via moderning software solutions from external providers, to overcome operational challenges presented by the inefficiency of their legacy core.

The insurance market is a large, complex and highly regulated environment. Insurance carriers operate in a super-competitive and quickly evolving ecosystem, which necessitates differentiating their value propositions. Additionally, providers operate under a rigid regulatory regime that demands fast compliance. The insurance market is going through a rapid evolution process, driven by needs and demands of their customers, complex and evolving ecosystems, digital distribution channels and new business models, all enabled by new technologies.

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

Sapiens’ Market Drivers

Large insurance and financial organizations must constantly invest in their IT systems to respond to key market drivers. They require the ability to:

●	Satisfy today’s sophisticated, tech-savvy and demanding end-customers – who demand the type of instant, personalized service they enjoy from Netflix or Amazon – via digitalization and innovative initiatives, providing a stronger customer experience and engagement.

●	Facilitate, improve and automate traditional insurance processes to make them easier for end-customers, by utilizing advanced technologies, such as digital engagement, mobile, artificial intelligence (AI) machine learning, and cloud computing.

●	Provide innovative business models, based on technology capabilities and digital operation (such as portals, web-based acquisition processes, advanced analytics, customer engagement platforms and data sources – including wearables, the Internet of Things and robo-advice).

●	Respond to complex and evolving regulatory standards (past and current standards include Solvency II, IFRS 17, Dodd-Frank legislation, GDPR, etc.)

●	Support internal customers’ growth and operations. This includes reducing the time to market of new products, expanding into new geographies, reducing costs and streamlining operations.

●	Rapidly launch new products and propositions to the market, within a short timeframe and using existing, pre-defined capabilities.

Sapiens’ Market Trends

As a result of the above, we believe the following are key considerations for insurance carriers that are considering upgrading their legacy systems:

●	Dynamic business environment with constantly changing regulations – insurance carriers still use outdated legacy systems that are costly and time-consuming to modify or upgrade. This has prevented them from innovating and growing. Carriers who use legacy systems may find it difficult to modify existing products, introduce new products and reach untapped market segments. Frequently changing global regulatory requirements necessitate specialized data and business rules, which makes change implementation particularly challenging.

●	Change in end-consumers’ behavior and the shift of power to consumers – insurance carriers must rapidly adapt to the shifting needs and behaviors of consumers, including the types and terms of insurance products offered, and how consumers access information. Insurance providers require systems with integration capability and support for multi-channel distribution, so they can reach their clients’ customers and partners using multiple methods, including social media, across devices.

●	A need to improve operational efficiency and reduce total cost of ownership – Sapiens believes that a significant percentage of insurance carriers are still using inefficient and outdated processes that do not automate operations and workflows, and thus do not offer efficient process management. Many of these processes likely have high error rates. Additionally, the ongoing maintenance of legacy systems is expensive and technically difficult. A specialized IT staff with the requisite skills and experience needed to maintain these systems is difficult to find and then eventually replace. Insurers seek systems that are modern, digital, automated, efficient and easy to maintain, and can lower costs over the long term.

●	Increasing global and multi-national operation – a rising number of insurers are accelerating their growth initiatives through global acquisitions. These insurers seek a single provider who can deliver solutions that will be used across markets, combining the support of local regulatory requirements and specific customer needs, while driving a generic corporate business approach and strategy across the globe, reducing costs and overhead.

●	Exploring new business models and innovative propositions – carriers are increasingly looking to: join innovative ecosystems; adopt and use new technologies, and partner with insurtechs; bring modern and differentiating propositions to the market; reduce cost; enhance and speed customer engagement; and improve their business parameters and KPIs.

●	Going digital and shifting to Cloud – digitalization holds significant potential for insurers, but only if they manage to efficiently digitalize their operations, support multi-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – across devices. Same is true for Cloud transition, where more insurers are moving their IT systems to be managed in the Cloud.

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

To achieve efficiency, business owners must assume ownership of the business logic and possess the ability to define, modify, standardize and reuse it across the organization. Business logic is defined today by business owners and compliance officers, but IT departments translate the requirements into code. This process raises several key challenges: 1) the result does not always accurately reflect the business requirements; 2) the new requirements might conflict with, or override, previous requirements; 3) the changes can take a long time and, 4) the entire process is not fully audited. These gaps often create an inefficient and risk-exposed organization.

Sapiens’ Software Offerings

Sapiens’ offerings not only enable our customers to effectively manage their core business functions – including policy administration, claims and billing – they support insurers on their path to digital transformation. Sapiens’ portfolio also provides a variety of complimentary solutions for critical requirements such as reinsurance management, underwriting management, illustration software, electronic applications and financial compliance tools. The latest versions of Sapiens’ platforms possess modern, modular cloud-first architecture and are digital-driven. They empower customers to respond to the rapidly changing insurance market and frequent regulatory changes, while improving the efficiency of their core operations. These enhancements increase revenue and reduce costs.

Sapiens provides a comprehensive digital & analytics suite, which is pre-integrated in Sapiens core solutions, across P&C, L&A and WC business, but also available stand-alone to insurers whether they utilize our core solutions or not. Sapiens DigitalSuite provides a strong customer engagement and experience capabilities through a wide range of connectivity tools such as portals, chatbots, live-chats and low-code/no-code digital business processes builders, are allowing insurance companies to rapidly go to mart with new propositions, and to manage a data-driven operation.

Sapiens offers its insurance customers a range of packaged software solutions that are:

●	Digital – revealing their history and anticipating their future needs, while facilitating easy engagement across preferred interaction channels and multiple devices.

●	Data-driven – based on set of data analysis tools, from data-warehouse and reporting, through business intelligence and analytics, to predictive and advanced analytics – so our customers can become a data-driven operation.

●	Highly automated – by using various technologies, from decision to robotics, we improve efficiency and offer agile customer engagement.

●	Comprehensive and proven– support for insurance standards, regulations and processes, by providing field-proven functionality and best practices.

●	Configurable and rich functionality–easily matches our customers’ specific business requirements. Our flexible architecture and configurable structure allow quick functionality augmentation that permits our platform to be used across different markets, unique business requirements and regulatory regimes. We utilize our knowledge and extensive insurance best practices and feature business-led configuration, thus enabling a rapid adaptation of our solutions using smart configuration tools and no-code/low-code approach.

●	Open architecture and insurtech ecosystem – provides easy integration to any external application under any technology, allowing streamlined connectivity to all satellite applications. This enhances the digital experience and omni-channel distribution, while maintaining total platform independence and system reliability. Easy interaction with various insurtech companies providing point-solutions that can be consumed by our platforms is enabled.

●	Component-based and scalable – allows our customers to deploy platforms and solutions in a phased and modular approach, reducing risk and harm to the business, while supporting the growth plans and cost efficiency of the organization.

Sapiens’ packaged software solutions enable:

●	Rapid deployment of new insurance products – via configurable software and using pre-defined templates, which create a competitive advantage in all the insurance markets we serve.

●	Improvement of operational efficiency and reduction of risk – full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices, and simple integration and maintenance.

●	Reduction of overhead for IT maintenance – easy-to-integrate and simple-to-configure solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.

●	Enhanced omni-channel distribution and focus on the customers – event-driven architecture, a proactive client management approach, rapid access to all levels of data, and a holistic view of clients and distributors.

●	Cloud-first as a preferred deployment model – with the flexibility to also provide an on-premise deployment.

●	Support for digitalization –insurers and financial services institutions who manage to efficiently digitalize their operations, support omni-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices – will unlock massive potential.

●	Managed services – offering our customers access to a long-term engagement by providing comprehensive support for their daily IT operations, while allowing them to focus on their business KPIs.

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

Sapiens Suites for Property and Casualty are tailored by region: North America versus EMEA & Rest of World.

North America

Sapiens CoreSuite for Property & Casualty (North America)

Sapiens CoreSuite for Property & Casualty is comprised of three fully integrated, core components that can also be deployed stand-alone: Sapiens PolicyPro, Sapiens BillingPro and Sapiens ClaimsPro. CoreSuite is pre-integrated with additional components that can be selected, including business intelligence, reinsurance and digital solutions, as well as various interfaces. This modular, automated, highly customizable suite offers a single platform for personal, commercial and specialty lines of business (LoBs). This increases organizational efficiency by reducing manual effort, generates competitive advantages and saves costs.

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

EMEA and Rest of World

Sapiens IDITSuite for Non-life/General/Short Term Insurance

The Sapiens IDITSuite for Property & Casualty is a cloud-based, component-based, standalone software solution suite that offers policy, billing and claims and forms the core of the Sapiens Platform for Property & Casualty. IDITSuite supports all end-to-end core operations and processes for the non-life P&C market from inception, to renewal and claims. This pre-integrated, fully digital suite offers customer and agent portals, business intelligence and more. IDITSuite enables insurers to expand their offerings by testing new lines of business, products and services using our flexible product factory.

The suite is modular and can integrate with your ecosystem’s components. Sapiens IDITSuite for Property & Casualty includes multiple lines of business in one policy for multiple insured objects and assets. It can support corporate agreements and master policy structures. IDITSuite is designed with growth and change in mind, with extensive multi-company, multi-branding, multi-country, multi-currency and multi-lingual capabilities. The IDITSuite management system is built on open technology and can be used across devices.

Sapiens IDIT Go for Non-life/General/Short Term Insurance

IDIT Go is a new, pre-configured version of the Sapiens IDITSuite core insurance solution and provides access to a diverse array of product configurations for personal and commercial lines. IDIT Go can be deployed within just a few months, with complete core PAS capabilities. Sapiens’ fully digital IDIT Go, is a cloud-first platform that delivers benefits only the cloud can provide, including streamlined upgrades, 24/7 accessibility from anywhere, increased operational efficiencies and security. By also providing full managed services in the cloud, Sapiens enables insurers to focus on their core business objectives without worrying about IT.

Also available in different parts of the world:

e-Tica Solution for Property & Casualty (Spain)

The e-Tica solution for Property & Casualty tailored for the Iberian market, empowers insurance companies with a product engine, as well as policy, billing, claims and reinsurance capabilities. A fourth-generation solution, e-Tica supports all core operations and processes for the P&C market, and supports bank assurance, brokers and direct insurance. The suite is modular, flexible and customizable through module workshops. e-Tica ecosystem is being enhanced through new features in micro services technology, like group policy management and injury agreements.

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

Complimentary modules are available in North America:

Sapiens UnderwritingPro for Life & Annuities

Sapiens UnderwritingPro for Life, Pension & Annuities is a web-based solution for automated underwriting and new business case management that is part of Sapiens’ solution set for life insurers. It speeds new business processes for insurance carriers and their channels, offering an intuitive user interface with critical updates and task assignments provided on a real-time dashboard. Sapiens UnderwritingPro enables underwriters and case managers to work on multiple cases simultaneously.

Sapiens ApplicationPro for Life & Annuities

Sapiens ApplicationPro for Life & Annuities is a digital insurance application software that helps carriers address critical business drivers, such as decreasing time-to-issue and reducing policy acquisition costs, all in an extremely intuitive and easy-to-use package. Carriers have a choice of a standalone eApplication system, or a more comprehensive solution that seamlessly integrates with Sapiens IllustrationPro for Life & Annuities and Sapiens UnderwritingPro for Life & Annuities.

Sapiens IllustrationPro for Life & Annuities

Sapiens IllustrationPro for Life & Annuities is a point-of-sale solution, offering responsive product illustrations from any device. ACORD®-compliant, it offers straight-through processing, from point-of-sale to application e-submission, supported by a needs analysis suite. IllustrationPro explains complex products in a compelling way. Its powerful calculation engines handle the most complex product illustrations, including the appropriate historical and hypothetical references.

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

Sapiens AgentConnect, CustomerConnect and EmployerConnect

Sapiens dynamic portals built to deliver the optimal experiences expected by customers, brokers, agents, employers, alike, providing a high level of personalization to meet the diversified, individual needs of customers.

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

Sapiens Analytics and Data Platform

Sapiens offers its analytics solutions, across both Life and P&C businesses, which include: insightful dashboards, reporting and apps; and predictive analytics which utilize AI and machine learning, generates actionable insights based on different models across the insurance value chain. By integrating with our advanced analytics solution and data warehouse, we can quickly generate actionable insights, self-service business intelligence and data discovery capabilities.

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

Sapiens Workers’ Compensation Offerings

Sapiens Platform for Workers’ Compensation

Sapiens Platform for Workers’ Compensation includes the Sapiens CoreSuite for Workers’ Compensation, and comes pre-integrated with Sapiens DigitalSuite, including: Sapiens EmployerConnect a digital portal for employers and Sapiens Analytics and Data platform.’’

Sapiens CoreSuite for Workers’ Compensation

Sapiens CoreSuite for Workers’ Compensation offers larger carriers, administrators and state funds the technology solutions that enable them to adapt quickly to business and market conditions, offering high levels of accuracy and efficiency. The suite provides broad functionality throughout the entire insurance lifecycle for workers’ compensation, via a core suite, as well as policy, claims and intelligence modules that can be deployed individually, or as an integrated solution. This suite can be purchased as an integrated offering, or standalone components: Sapiens PolicyPro and Sapiens ClaimsPro. ‘‘

Sapiens GO for Workers’ Compensation

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

Sapiens Financial & Compliance Solutions

Sapiens’ set of financial & compliance solutions comprised of both annual statement and insurance accounting software includes:

●	Sapiens FinancialPro - accounting software designed for insurers to meet their unique requirements for cash, statutory and GAAP reporting, well as unique allocation and consolidation needs. It handles multi-basis accounting and inter-company transactions and facilitates the speed and accuracy of financial reporting.

●	Sapiens Financial GO - offers small- and mid-sized insurers a solution for cash, statutory and GAAP reporting, as well as unique allocation and consolidation needs. Sapiens Financial GO manages and presents data to help insurance managers make informed decisions.

●	Sapiens StatementPro - makes statement preparation faster and simpler by offering one-click navigation between statements, pages and form validations (cross-checks) to the pages they reference and offering one-step filing.

●	Additionally, Sapiens offers Sapiens CheckPro and Sapiens reporting tools.

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

Sapiens Technology-Based Solutions

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

Sapiens Services

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

Some of Sapiens’ offerings include:

Program delivery includes:

●	Project and program management - Overall program planning, governance, PMO services and risk management

●	Training - Training needs analysis and consulting, train-the-trainer, user training, and application configuration training.

●	Testing - Test strategy consulting, design and planning, SIT / Functional UAT / Business UAT, migration testing, performance / scalability and load testing, security testing and testing automation.

●	Migration consulting- Migration strategy consulting and planning, data extract and load, data cleansing and data reconciliation.

●	Development, implementation and integration - Technical Solution Architecture (TOM), Analysis and Design, Development and Configuration, core system integration and project management.

Value added services are comprised of:

●	User acceptance testing (UAT) - is different than system testing. UAT is a complementary stage which focuses on business processes, user’s journeys, and acceptance criteria as outlined in the specifications.

●	Migration Services – full ownership of the migration of systems from one system to another.

●	Analytics Services – let Sapiens’ experts help you build predictive models which are aligned and integrated into your insurance practices.

Managed services include:

●	L1 – Hosting Infrastructure Services: Virtual machines selection based on the applications architecture and performance requirement to ensure a value-for-money approach. Cloud services including, among others, network, business continuity and security.

●	L2 – Hosting IT Services: continuous services that obviate the need for local IT involvement to maintain the infrastructure and includes: Operation Control Center (OCC) as a service, Security Operation Center (SOC) as a Service, Backup as a service, DBA as a service, DevOps as a service, Disaster Recovery (DR) as a service.

●	L3 – Applications Managed Services: extends the standard maintenance agreement to provide additional services for Sapiens’ solutions based on specific customer needs, and may include any of the following: Extended maintenance and support - Customer layer/components defect handling and extended SLA, Application changes – setup / config / workflow / templates, Application operation – batches / release deployment / performance monitoring, Sapiens+ – support for non-Sapiens products (optional).

Sapiens sometimes partners with several system integrators and consulting firms to achieve scalable, cost-effective implementations for Sapiens customers. Sapiens has developed an efficient, repeatable methodology that is closely aligned with the unique capabilities of our solutions.

Sapiens offers various delivery methodologies, including Agile approach or a hybrid agile-waterfall approach that fits best some segments of its market. Sapiens also provides delivery tools and delivery performance indicators.

Built on a solid foundation of insurance domain expertise, proven technology and a history of successful deployments, Sapiens’ organization assists clients in identifying and eliminating IT barriers to achieve business objectives. Its services modernize and automate processes for insurance providers and financial institutions around the globe, helping to create greater organizational efficiencies, reduce costs and provide a better end-user experience.

Sapiens’ Competitive Landscape

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

Sapiens believes that it is well-positioned to leverage its modern solutions, customer base and global presence to compete in this market and meet its challenges. In addition, our accumulated experience and expert teams allow us to provide a comprehensive response to the ITa challenges of this market.

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

Sapiens differentiates itself from its potential competitors through the following key factors:

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

Sapiens Sales and Marketing

Sapiens’ main sales channel is direct sales, with a small portion of partner sales. Sapiens’ sales team is spread across its regional offices in North America, the United Kingdom, Belgium, France, Israel, Australia, India, Poland, the Nordics, Spain and Germany. The direct sales force is geared to large organizations within the insurance and financial services industry.

Sapiens believes that its sales teams are sufficiently large to service its target regions – North America, the UK, Europe and South Africa – and to execute sales, while also assisting its presales, domain experts and marketing teams. We anticipate that Sapiens’ sales team will leverage its proximity to customers and prospective clients to drive more business, and offer its services across its target markets.

Sapiens’ customer success teams were focused on building ongoing relationships with existing customers during the past year, to maintain a high level of customer satisfaction and identify up-selling opportunities within these organizations. Sapiens believes that a high level of post-contract customer support is important to its continued success.

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

Sapiens attends major industry trade shows (both physical and virtual) to improve its visibility and its market recognition. Additionally, Sapiens hosts client conferences– such as its annual Sapiens Summit/Client Conference, which went virtual in 2020 and 2021. Sapiens continues investing in its web presence and digital marketing activities to generate leads and enhance its brand recognition. Sapiens maintains a blog channel and also invests in its working relationships and advisory services within the global industry-analyst community.

Sapiens works together with standards providers– such as ACORD– to further enrich its offerings and provide its customers with comprehensive and innovative solutions that address the entire breadth of their business needs.

Magic Software

Magic Software is a global provider of: (i) software services and Information Technologies (“IT”) outsourcing software services; (ii) proprietary application development and business process integration platforms; (iii) selected packaged vertical software solutions; as well as (iv) cloud based services for end to end digital transformation.

Magic Software’s software technology is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, its technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. Magic Software also provides selected verticals with a complete software solution and return on investment.

Based on its technological capabilities and its specialists, Magic Software enables its clients to respond to rapidly evolving market needs and regulatory changes, while improving the efficiency of their core operations. Magic Software has approximately 3,677 employees, who serve its clients at any given time and whose skills and specialization are a significant source of competitive differentiation. Magic Software operates through a network of over 3,000 independent software vendors, or ISVs, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use Magic Software’s products and services

Magic Software’s Software Technology Platforms

Organizations across all industries are digitally transforming by leveraging software to automate and optimize mission critical operations, enhance customer experiences, and drive competitive differentiation. Historically, organizations have principally relied on off-the-shelf packaged software and custom software solutions to operationalize and automate their businesses. Packaged software often fails to address unique use cases or to enable differentiation. It also requires organizations to adapt their business (processes, systems of record, etc.) to the software package, as opposed to adapting the software to their unique business needs. While traditional custom software solutions can be differentiated and tailored to meet strategic objectives, development requires a long, iterative, and cumbersome process, as well as costly integration that relies on scarce developer talent. We enable organizations to differentiate themselves from their competition through software-enabled digital transformation.

Throughout our history, we have traditionally maintained two major lines of products, one is our application development platform, which today is known as Magic xpa Application Platform, an evolution of our original metadata-based development platform; and the second is our application integration platform, Magic xpi Integration Platform, originally introduced in 2003 under the name iBOLT. In December 2011, we acquired the AppBuilder development platform of BluePhoenix Solutions Ltd., a leading provider of value-driven legacy IT modernization solutions. AppBuilder is a comprehensive application development infrastructure used by many Fortune 1000 enterprises around the world. This enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications. On April 2019, we acquired the SmartUX development platform of PowWow Inc., a leading Low-Code enterprise mobile development application platform for citizen to professional developers to rapidly design, build, analyze, and run cross-platform mobile business applications.

Our low-code platforms employ an intuitive, visual interface and pre-built development modules that reduce the time required to build powerful and unique applications. Our platform automates the creation of forms, workflows, data structures, reports, user interfaces, and other software elements that would otherwise need to be manually coded. This functionality greatly reduces the iterative development process, allowing for real-time optimization and ultimately shortening the time it takes to design, build, and deploy applications.

Our customers leverage our technologies to apply the right automation approach for their specific use case. We believe our unified low-code platforms are a differentiator in the marketplace. We strive to deeply integrate our capabilities so that they are all interoperable and low-code making it easier and faster for our clients to address complex use cases, particularly those that involve multiple departments within an organization.

Magic Software’s software technology platforms consist of:

o	Magic xpa Application Platform – a proprietary low-code application platform for developing and deploying Client Server/Mobile/Web business applications.

o	AppBuilder Application Platform – a proprietary low-code application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.

o	Magic xpi Integration Platform – a proprietary low-code platform for application integration

o	Magic SmartUX – a proprietary low-code enterprise mobile development application platform for citizen to professional developers to rapidly design, build, analyze, and run cross-platform mobile business applications.

o	FactoryEye – a cloud-based platform for manufacturers enabling smooth migration to Industry 4.0 smart factories. Real-time factory floor visibility and optimization is provided as part of the end-to-end visibility to maximize production performance.

o	BusinessEye – a cloud-based platform for all verticals enabling smooth end-to-end digital transformation and full organizational business intelligence

Magic Software’s Vertical Software Packages

Magic Software’s vertical packaged software solutions include:

o	Clicks™ – offered by its Roshtov subsidiary, Clicks is a proprietary comprehensive core software solution for medical record information management systems, used in the design and management of patient-file for managed care and large-scale healthcare providers. The platform is connected to each provider clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

o	Leap™ – offered by its FTS subsidiary, Leap is a proprietary comprehensive core software solution for BSS, including convergent charging, billing, customer management, policy control, mobile money and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.

o	Hermes Cargo – offered by its Hermes Logistics Technologies Ltd. subsidiary, the Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Our Hermes Solution covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. The Hermes Solution is delivered on a licensed or fully hosted basis. Hermes recently supplemented its offering with the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools.

o	HR Pulse – offered by its Pilat NAI, Inc. and Pilat Europe Ltd. subsidiaries, Pulse (now in its 10th release) is a proprietary tool for the creation of customizable HCM solutions quickly and affordably. It has been used by Pilat to create products, such as Pilat Frist and Pilat Professional, that provide “out of the box” SaaS solutions for organizations that implement Continuous Performance and/or Talent Management.

o	MBS Solution – offered by its Complete Business Solutions Ltd. subsidiary, MBS Solution is a proprietary comprehensive core system for managing TV broadcast channels.

o	Nativ – offered by its Menarva Ltd. subsidiary, Nativ is a proprietary comprehensive core system for management of rehabilitation centers.

o	Mobisale – offered by its Mobisoft Ltd. subsidiary, Mobisale is a proprietary comprehensive core system for sales and distribution field activities for consumer goods manufacturers and wholesalers.

Magic Software’s Professional Software and IT Services

Magic Software’s software professional services offerings include a vast portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services, DevOps (Development & Operations), Mobile, Big Data and Analytical BI, M/F, cloud computing for deployment of highly available and massively-scalable applications and APIs and supplemental IT outsourcing services to a wide variety of companies, including Fortune 1000 companies, all in accordance with the professional expertise required, in each case allowing us to create significant value for our clients in managing, streamlining, accelerating and making their businesses thrive. The talents we provide generally supplement in-house capabilities of our customers. We have extensive and proven experience with virtually all types of telecom infrastructure technologies in wireless and wire-line as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services.

We have substantial experience in end-to-end development of high-end software solutions, beginning with collection and analysis of system requirements, continuing with architecture specifications and setup, to software implementation, component integration and testing. From concept to implementation, from application of the ideas of startups requiring the early development of an application or a device, to somewhat larger, more established enterprises, vendors or system houses who need our team of experts to take full responsibility for the development of their systems and products. With our ability to draw on our pool of resources, comprised of hundreds of highly trained, skilled, educated and flexible engineers, we adhere to timelines and budget and work in full transparency with our customers every step of the way to create a tailor-made and cost-effective solution to answer all of our customers’ unique needs.

Our IT services subsidiaries consist of:

●	Coretech Consulting Group LLC

●	Fusion Solutions LLC

●	Xsell Resources Inc.

●	AllStates Consulting Services LLC

●	Futurewave Systems, Inc.

●	NetEffects, Inc.

●	CommIT Group

●	Comblack Ltd

●	Infinigy Solutions

●	Shavit Software Ltd.

●	OnTarget Group Inc

●	Aptonet Inc

●	Stockell information systems

●	EnableIT LLC

●	Vidstart Ltd

Magic Software’s Partnerships and Alliances

Magic Software continues to build on its existing strategic partnerships that include partnerships with Oracle, JD Edwards, SAP, Salesforce.com, Microsoft, IBM and SugarCRM to enhance its mobile, integration and cloud offerings.

In March 2018, following an extension of its partnership with Salesforce, Magic Software included new features in its Magic xpi 4.7 to make the integration between Salesforce and other systems even easier. By collaborating with Salesforce, we are significantly expanding our partners’ network and maximizing our service offering to customers around the world, enabling them to better serve their customers via all channels by connecting to back-office ERP and finance applications, and streamlining business processes across numerous applications. We have reached the status of Salesforce Premier ISV partner, showing our high competence expert level, ensuring that all of our customers enterprise software is faultlessly integrated.

Magic Software is an Oracle Platinum Partner holding an Oracle Validated Integration status, a SAP Channel Gold Partner holding SAP Certified Integration status, an IBM Server Proven, and a SYSPRO business partner, among others. It appears on the Salesforce AppExchange and are a featured partner on SugarCRM’s Sugar Exchange, marketplaces for apps provided by partners. We continue to update and strengthen our relationships with these major IT partners by attending partner events and by updating and certifying our Magic xpi connectors for each specific ecosystem.

 In December 2018, Magic Software achieved Microsoft Gold Competency and has maintained this elite status since then. Gold Competency is Microsoft’s highest level of partner certification reserved for the top one percent of Microsoft elite partners worldwide who have demonstrated expertise and proven skills with a particular Microsoft technology or service. In addition to that, we earned the Co-Sell Ready Status as a member in the Microsoft One Commercial Partner (OCP) Program. Magic xpi, which maps data, automates business processes and connects apps, databases, APIs with built-in Microsoft connectors, and Magic BusinessEye, a 100% cloud-native, microservices-based integration platform are available on the Microsoft AppSource app store and are listed on the Microsoft Azure Marketplace.

In May 2020, Magic Software’s CommIT Group achieved AmazonAWS SaaS Competency status. AWS SaaS Competency is designated to help customers find top AWS consulting partners with deep specialization and experience in designing and building software-as-a-service solutions on AWS. Organizations are interested in software that is easy to use, implement, and operate. They are looking to reduce time-to-value and obtain access to innovative product features and flexible software procurement on a consumption or contractual basis. AWS SaaS Competency Partners follow Amazon Web Services (AWS) best practices for designing and building SaaS solutions through their professional services practices. To qualify for the AWS SaaS Competency designation, organizations have undergone rigorous technical validation by AWS Partner Solutions Architects and demonstrated proven customer success. In recent years, Comm-IT has successfully led, developed and produced many SaaS solutions on AWS for companies across many business sectors, including high-tech and startups, industrial and retail, and insurance and finance. Comm-IT’s unique, flexible R&D model, which provides complete flexibility in determining the mix of experts, allows for full control of budgets and schedules throughout the development project. In this framework, We accompany our clients in their digital journey and in their entry into the SaaS world, providing design and build services for application environments or migration services for applications from existing models to cloud SaaS models. These processes require software architecture, construction, and software development from both Digital and SaaS, all of which take into account performance aspects, information security, scalability, infrastructure monitoring, customer experience and billing. Achieving AWS SaaS Competency status allows us to expand our business offering and even accompany the organizational change for customers who are in the process of transitioning to SaaS.

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

Although the market for low-code development platforms is not new by any means, it has certainly started to gain more traction over the past couple of years and is expected to continue its strong growth due to continued demand for applications and a shortage of skilled developers. Low-code development is a natural evolution of rising abstraction levels in application development, which will eventually lead to viable cross-enterprise, highly scalable citizen development and composition of applications. According to market analysts spending on low-code development technologies (excluding RPA) is expected to grow from $9.6 billion in 2020 to $24.7 billion by 2025, at a CAGR of 21%. Based on Gartner’s, Magic Quadrant for Enterprise Low Code Application Platforms, 8 August 2019, by 2024 low-code application platforms will be responsible for more than 65 percent of all application development activity and three-quarters of large enterprises will be using at least four low-code development tools for both IT application development and citizen development initiatives. The increasing need of digitalization and maturity of agile DevOps practices are expected to enhance the use of low-code development platform market across the globe. Web application is considered as a face of an organization and by using the low-code development platform organizations can roll out user-defined web-based applications quickly. Instead of writing the programming language for the development of web-based applications, employees with less development experience can also create sophisticated applications. For those who has relevant experience, this platform can ease out the daily work chores and can even help them create more custom web-based applications by integrating already existing digital ecosystems. North America has the presence of several prominent market players delivering low-code development platform and services to all end users in the region. The US and Canada both have strong economic conditions and are expected to be major contributors to the growth of the low-code development platform market. The geographical presence, significant research and development (R&D) activities, partnerships, and acquisitions and mergers are the major factors for the deployment of low-code development platform and services.

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

Development communities are facing high complexity, cost and extended pay-back periods in order to deliver cloud, RIAs, mobile and SaaS applications. Magic xpa, AppBuilder, Magic SmartUX, Magic xpi, Magic FactoryEye, and Magic BusinessEye all provide MSPs with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and speed time-to-market. Magic Software’s solutions are comprehensive and industry proven. These technologies can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application modernization and process automation solutions, to enterprise spanning service-oriented architecture, or SOA, migrations and composite applications initiatives. Unlike most competing platforms, Magic Software offers a coherent and unified toolset based on the same proven metadata driven and rules-based declarative technology. Its low-code, metadata platforms consist of pre-compiled and pre-written technical and administrative functions, which are essentially ready-made business application coding that enables developers to bypass the intensive technical code-writing stage of application development and integration, concentrate on building the correct logic for their apps and move quickly and efficiently to deployment. Through the use of metadata-driven platforms such as Magic xpa, AppBuilder, Magic SmartUX, Magic xpi, Magic BusinessEye and Magic FactoryEye, software vendors and enterprise customers can experience unprecedented cost savings through fast and easy implementation and reduced project risk.

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

Magic Software offers three complementary application platforms that address the wide spectrum of composite applications, Magic xpa, Magic SmartUX and AppBuilder. Our Magic xpi integration platform, Magic FactoryEye and Magic BusinessEye deliver fast and simple integration and orchestration of business processes and applications. Our customers operate in a wide variety of industries, including financial services, life sciences, government, telecommunications, energy and manufacturing.

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

Key benefits of our platform include:

●	Powerful applications to solve critical and complex challenges. At the core of our platform is an advanced engine that enables the modeling, modification and management of complex processes and business rules. Our heritage provides us with this differentiated understanding of complex processes, and we have incorporated that expertise into our platform to enable the development of powerful applications. Organizations have used our platform to launch new business lines, build large procurement systems, manage retail store layouts, conduct predictive maintenance on field equipment and manage trading platforms, among a range of other use cases.

●	Rapid and simple innovation through our powerful platform. Our platform employs a low-code, intuitive, visual interface and pre-built development modules that reduce the time required to build powerful and unique applications. Our platform automates the creation of forms, data flows, records, reports and other software elements that would otherwise need to be manually coded or configured. This functionality greatly reduces the iterative development process, allowing for real-time application optimization and ultimately shortening the time from idea to deployment. In turn, organizations can better leverage scarce and costly developer talent to accomplish more digital transformation objectives.

●	Build once, deploy everywhere. Our technology allows developers to build an application once and use it everywhere with the consistency of experience and optimal performance levels that users expect. Applications developed on our platform can be immediately and natively deployed across a full range of mobile and desktop devices with no additional customization, including desktop web browsers, tablets and mobile phones. We also enable organizations to easily modify and enhance applications and automatically disseminate these updates across device types to ensure all users benefit from the most up-to-date functionality.

●	Deployment flexibility to serve customer needs. Our platform can be installed in any cloud or on-premises, with organizations able to access the same functionality and data sources in all cases. Our flexible deployment model also preserves a seamless path to future cloud deployments for organizations initially choosing on-premises for their most sensitive workloads.

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

In 2021, Magic Software moved its Magic xpa platform to be a cloud native platform deployed by a dockers container, thereby opening the door to its customer to take its applications to be full SaaS products.

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

Magic xpi Integration Platform

We believe data is the most valuable competitive asset today as companies increasingly pursue digital transformation initiatives to modernize their businesses. Enormous amounts of data are being generated by people, applications, and devices worldwide. Enterprises are seeking to connect data across their various applications, systems, and IT environments in order to become data-driven businesses. Understanding and connecting these data assets as well as migrating workloads to the cloud, enables superior insights across the business organization, better service of customers, automation of supply chains, and the democratization of secure, governed data access for all employees.

The rise of cloud computing, low-cost data storage and the proliferation of applications that generate and access data, combined with the increasing volume of data from mobile, social and IoT, is resulting in an explosion of the volume, variety, and velocity of data. According to a March 2021 report from IDC, “The amount of digital data created over the next five years will be greater than twice the amount of data created since the advent of digital storage.” This new data creates opportunities to generate greater business insights and pursue new market opportunities, but is overwhelming for organizations to manage, aggregate, and normalize. As enterprises undertake the massive transition to cloud, we believe a majority of their workloads will remain on-premises for the foreseeable future due to the mission-critical processes they support. The complexity of this hybrid world will be further exacerbated as enterprises also employ multi-cloud strategies. According to IDC, “82% of organizations are currently using multiple clouds - or plan to within the next 12 months.” As a result, we expect enterprises will require new technologies purpose-built to connect, analyze, manage, and normalize data anywhere it resides using modern, cloud-native architectures that can seamlessly be deployed in any IT environment.

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

Data engineers, Extract-Transform-Load (ETL) developers, and citizen integrators have the ability to use our platform to ingest, transform and integrate data spanning departmental to enterprise scale workloads. These workloads include diverse and distributed data sources in multi-cloud, hybrid environments. The breadth and depth of our data integration capabilities accelerate the aggregation and processing of data to ready it for analytics, data science and enterprise reporting initiatives. Leveraging a simple graphical design experience, users can develop workloads across ETL, Extract-Load-Transform (ELT), real-time and streaming data integration patterns. Our platform is designed to integrate structured and unstructured data across on-premises and cloud-native applications, databases, business intelligence tools, data modeling tools, data lakes, data warehouses, mainframes, messaging systems, file systems and IoT devices. Our data-lake Magic BusienssEye allows data stewards and business analysts to create an authoritative single-source view of all business-critical data from internal and external sources across multiple data domains, including customers, locations, assets, and employees and many other domain types.

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

Key benefits of Magic Software’s platform include:

●	Business Process Management. At the core of our platform is an advanced engine that enables the modeling, modification and management of complex processes. This engine enables orchestration of any business workflow.

●	Decision Rules. Appian includes a declarative environment for defining and executing business logic or rules. These rules can be highly complex and can be applied within the Appian platform to many use cases, ranging from automated decision making to user experience personalization.

●	Seamless integration with existing systems and data. In contrast to typical enterprise software, our platform does not require that data reside within it in order to enable robust data analysis and cross-department and cross-application insight. Our platform seamlessly integrates with many of the most popular enterprise software applications and data repositories and can be used within many legacy environments. For example, organizations frequently use our platform to extend the life and enhance the functionality of legacy systems of record, such as those used for enterprise resource planning, human capital management and customer relationship management, by building new applications that enhance the functionality of those systems and by leveraging the data within those systems to further optimize and automate operations.

●	Embrace the full benefits of the public cloud. Our platform helps customers to accelerate the migration of their on-premises workloads to the cloud. Our platform modernizes our customers’ applications and data management capabilities to accelerate migrations to the cloud, allowing them to embrace innovation, create digital-first business models, reduce operating costs, and generate new revenue streams.

●	Deliver rich 360-degree business experiences. By enabling our customers to aggregate, consolidate and normalize their data to build a single source of truth, we empower them to deliver highly engaging and personalized customer experiences. This allows our customers to embrace a digital-first business strategy, build better connections and relationships with their end users, and modernize their supply chains by intelligently matching supply with demand patterns.

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

In 2021, Magic Software enhanced Magic xpi Local Agent capabilities with more functionalities, added additional connectors (e.g., OPC for manufacturing) and invested more resources in the overall product stability. In addition, Magic Software moved its Magic xpi platform to be a cloud native platform deployed by dockers container.

In 2022 Magic Software plans to continue to expand its product offering with additional features, per customer requests.

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

FactoryEye’s end-to-end solution incorporates several key features:

●	Powered by Magic Software plug and play IIoT Integration platform.

●	Collects data from automated and semi-automated machines

●	Incorporates advanced analytics and AI into decision support

●	Customer KPIs are used to measure and qualify results

●	Leverages investments by integrating existing systems

●	Collects data from automated and semi-automated machines

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

Magic Software Vertical software solutions

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

We employ a team of 35 research and development specialists that together with our clients create a future where the health care system works to improve the well-being of individuals and communities. Roshtov’s proven ability to innovate has led to what we believe to be an industry leading architectures and a breadth and depth of solutions and services.

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

Hermes Cargo

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

Nativ

Offered by Magic Software’s Menarva Ltd subsidiary, Nativ is the leading system for efficient management of all types of rehabilitation centers. Selected by many of the largest rehabilitation and treatment centers in Israel, Nativ serves as a comprehensive solution, the largest and most specialized and equipped system in Israel, with all the capabilities required for operating all aspects of organizations engaged in rehabilitation and treatment. professional software and IT services. From rehabilitation programs to recruitment, Nativ enables control of all levels of rehabilitation bodies, including monitoring detailed rehabilitation plans, finance, collection, account management, recruitment, working hours, asset management, employment and medical files.

In addition, Nativ also contains many integral interfaces, including the Israel’s Ministry of Health’s suppliers portal, Israel’s Ministry of Welfare’s suppliers portal, rent transfers from the Israel’s Ministry of Housing, accounting systems, payroll systems and more. The system produces a wide range of reports, including a receipt report from Israel’s Ministry of Health, Welfare, Economy and Security, comprehensive and detailed information divided into units and services, a detailed living allowance report, patient report, condition report, emergency report and more.

Menarva has extensive experience gained in its work over the past 10 years with dozens of clients in Israel, an experience that has given rise to in-depth insights into the field of rehabilitation. Nativ is supported by the cloud and allows connection at any time and from any place for maximum efficiency, including a mobile application for continuous monitoring of field personnel in real time.

Nativ offers maximum survivability, due to the need for high reliability and comprehensive information security, all infrastructure is owned by Menarva and the system complies with all standards and guidelines of Israel’s Privacy Protection Authority, including ISO standards: Standard 9001 for Quality Control, and Standard 27001 for information systems development.

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

Magic Software Product-Related Services

Professional Services. Magic Software offer fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design. Consulting services are aimed at generating both additional revenues and ensuring successful implementation of Magic xpa, Appbuilder, Magic xpi, Magic BusinessEye, SmartUX and FactoryEye projects through knowledge transfer. As part of management efforts to focus on license sales, our goal is to provide such activities as a complementary service to our customers and partners. We believe that the availability of effective consulting services is an important factor in achieving widespread market acceptance.

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

Magic Software IT Services

Background

The core of our growth strategy is to serve as a one-stop-shop for our clients, helping them accelerate their digital transformation to enhance competitiveness, grow profitability and deliver sustainable stakeholder value. We use our deep industry and functional expertise to help clients capture more growth and solve a diverse set of business challenges, including identifying and developing new products and services; improving sales and customer experience; optimizing cost structures; maximizing human performance; harnessing data to improve decision-making; mitigating risk and enhancing security; shaping and delivering value from large-scale cloud migrations; and digitizing manufacturing and operations with smart, connected products and platforms.

Technology is the single biggest driver of change in companies today. We help our clients use technology to build their digital core to drive enterprise-wide transformation—such as moving them to the cloud, leveraging data and artificial intelligence, and embedding security and sustainability across the enterprise; by transforming their operations; and by accelerating their revenue growth. We leverage our scale and global footprint, innovation capabilities, and strong ecosystem partnerships, together with our platforms including to consistently deliver tangible value for our clients.

Despite the potential impacts of the Omicron variant, economic recovery is expected to continue to boost technology investments, with high expectations for digital market prosperity. While according to Gartner, worldwide IT spending was expected to grow by 5%-6% in 2021, it actually grew by over 9%, and is expected to continue to grow, by 5.1% in 2022 (see https://www.gartner.com/en/newsroom/press-releases/2022-01-18-gartner-forecasts-worldwide-it-spending-to-grow-five- point-1-percent-in-2022).

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

Magic Software is a talent- and innovation-led organization with approximately 3,677 people as of December 31, 2021, who serve our clients at any given time and whose skills and specialization are a significant source of competitive differentiation. With approximately 3,150 experts, the majority of whom are in the U.S, Israel and Europe, and hundreds of projects gone live in a variety of advanced technologies, we have developed significant expertise and accumulated vast experience in integration projects. Such projects are typically more complex and require a high level of industry knowledge and highly skilled professionals. Our integration expertise, as well as our global reach allows us to deliver comprehensive, value added services to our customers. Our IT services customers include major global telecoms, OEMs and engineering, furnish and installation service companies.

Strategic Consulting and Outsourcing Services

Magic Software provides a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, cloud computing, as well as supplemental outsourcing services. Our wholly-owned subsidiaries, Fusion Solutions LLC, Xsell Resources Inc., Allstates Consulting Services LLC, Futurewave Systems, Inc., NetEffects, Inc, OnTarget Group, Inc, the Comm-IT Group, Infinigy Solutions LLC., EnableIT LLC, Comblack Ltd. and Shavit Software (2009) Ltd. provide advanced IT consulting and outsourcing services to a wide variety of companies including Fortune 1000 companies. Our technical personnel generally supplement the in-house capabilities of our customers. Our approach is to make available a broad range of technical personnel to meet the requirements of our customers rather than focusing on specific specialized areas. We have extensive knowledge of and have worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Our consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and IT areas and with a substantial and a growing database of telecom talent, we can rapidly respond to a wide range of requirements with well qualified candidates. Our customer list includes major global telecoms, OEMs and engineering, furnish and installation service companies. We have built long-term relationships with our customers by providing expert telecom talent. We provide individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, we configure teams of technical consultants for assigned projects at our customers’ sites.

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

As part of its payroll software solution, Michpal allows the preparation of employee paychecks, pay statements, supporting journals, summaries, and management reports and supports monthly and year-end regulatory and legislative payroll tax statements and other forms such as payroll social and income taxes, to its clients and their employees. In addition, Michpal enables its clients to connect to certain major enterprise resource planning, or ERP, applications with a certified connector.

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

In November 2019, Michpal completed its second acquisition, acquiring all of the share capital of Unique Software Industries, an Israeli software development and services company, which during its 30 years of operations, has provided integrated solutions in the field of payroll, including pay-stubs, pension services management, education funds management, and software solutions for managing employee attendance. The acquisition constituted an additional strategic move towards the expansion of our operations in the field of payroll and human resources management in which we currently engage primarily through the Michpal group. Following the acquisition of Unique, we started operating in the complementary field of outsourced payroll services, in which we were not active and will allow us to penetrate the field of services bureaus, by way of expanding our present customer base.

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

In 2021, Liram launched its “RamPlus 360” platform, which is a modular platform offering a wide range of Liram’s software solutions under one integrated working environment (on-premise or online). The new platform has already proven its efficacy during the COVID-19 crisis by enabling financial professionals to continue their work offsite and provide crucial real-time and personalized service to their clients even during the COVID-19 lockdown period, while saving time and preventing errors. We believe that the acquisition of Liram is a strategic step towards the expansion of Michpal’s operations in the field of payroll, human resources and financial management and compliance.

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

Zap Group

Zap Group, is Israel’s largest group of consumer websites which manages more than 20 leading consumer websites from diverse content worlds with a total of more than 17 million visits per month, including Zap Price Comparison website, Zap Yellow Pages (the largest business index in Israel) and Zap Rest (Israel’s restaurants index). Zap Group, an Israeli private company, provides a variety of digital advertising solutions for its customers (small and medium businesses in Israel) and an access to an E-commerce platform to allow them engage with their consumers. Zap Group serves over 400,000 listed businesses on its platforms; approximately 16,000 of them are paying customers.

The websites managed and offered by Zap Group offer consumers a user-friendly search experience with a variety of advanced tools, which enable them to make educated purchase decisions in the best and most informed way.

Digital Solutions

Zap Group provides a variety of digital advertising solutions for its customers (small and medium businesses in Israel) and an access to an E-commerce platform that allows them to engage with their consumers. Zap Group regularly seeks to develop attractive digital solutions, which it believes to have market potential for small and medium businesses and their end user. All of Zap Group’s investments in this area have been proven, where we believe we can leverage our experience to enhance product positioning and increase market penetration. We provide our management and technical and financial expertise, marketing experience to help bring these products to market.

E-commerce Solutions

Zap Group provides an E-commerce platform for approx. 1,500 large, medium and small businesses, which operates stores in Israel. The platform, both website and application, allow end users to compare prices of the various stores for over 1.2 million products in 650 categories. The platform provides to more than 120 million visiting end users annually, 300,000 reviews of stores and products and 5,000 quality guides (videos and articles), which allow them to engage through the platform directly with stores for the purchase of a certain product they looked at through the platform. Total online purchases through the platform are estimated at approximately NIS 2 billion annually, which is estimated as constituting 14% out of total online purchase volume in Israel (not including food and beverage).

In 2021, Zap Group launched a new website for car sellers and buyers, which provides a marketplace where buyers can explore on one website various options for buying a second-hand car (B2C). The platform allows the buyer to compare prices, specs, financing, peripheral services, accessories and overall packages. The online, real-time supply availability enables transparency, and also provides the buyer an aggregated view of specific sellers and agencies, and direct contact with a large pool of sellers

Digital platforms

Zap Group provides digital advertising platforms and services through 18 websites for medium and small businesses in 1,600 business categories in Israel, including doctors, lawyers, and other service and product providers. The platform, both website and application allow end users to contact directly with the service provider. The platform provides to more than 50 million visiting end users annually, 200,000 reviews 2,000 quality guides (videos and articles), 300 price lists, and 700 forums with more than 1.5 million expert explanations.

Zap Group also provides its customers other digital services such as Search Engine Marketing (Pay Per Click Google and Facebook campaigns) and Search Engine Optimization for their websites. In addition, Zap Group provides website design services, creation of new websites on various tools (ZAP-X), management of social media, online business cards (GMB), and big data services.

Restaurants and events

Zap Group provides digital advertising platforms and services for more than 17,000 restaurants listed and provides services for social events. Approximately 2,500 of them are paying customers. The platform, both website and application allow end users to directly contact the restaurant for table ordering, ordering of delivery or take away, to post visit reviews or explore the restaurant menu, photo gallery and other content such as articles, etc. The platform provides to more than 30 million visiting end users annually, approximately two million food deliveries, 200,000 reviews, 5,000 food and culinary articles (videos and articles), and more than 0.5 million push updates annually.

Other

Zap Group provides a digital advertising platform for domestic travel and hospitality businesses in Israel. The platform— both website and application— allows end users to order directly from the provider (hotel, guesthouse or attraction service provider). The platform provides access to approximately 1,200 vacation and leisure locations, and to millions of visiting end users annually.

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

Telecommunication& IT Management Solutions

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

Homeland Security Solutions (HLS)

TSG’s field proven homeland security solutions maximize safety and security while minimizing threats. TSG provide its clients with paramount technologies ranging from emergency management and Chemical, biological, radiological and nuclear defense (CBRN) systems, to rescue& special operations and smart and safe city solutions.

Supporting Tools:

TSG offers a variety of supporting system and solutions, providing dynamic and customizable field proven applications for in the following verticals:

●	Facility Management

●	Recording and Debriefing systems

●	Trainers and Simulators

●	Mapping Engines

Geographical Distribution of Revenues

The following table summarizes our consolidated revenues classified by geographic regions of our customers, for the periods indicated:

	2020	2021
Israel	$1,203,109	$1,506,566
International:
United States	501,785	591,794
Europe	189,152	255,680
Africa	11,702	18,012
Japan	14,282	12,890
Other (mainly Asia pacific)	13,888	19,434
Total	$1,933,918	$2,404,376

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

Competitive Landscape for Insurance Software Solutions

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

We believe Sapiens is well-positioned to leverage our modern solutions, customer base and global presence to compete in this market and meet its challenges. In addition, our accumulated experience and expert teams allow us to provide a comprehensive response to the IT challenges of this market.

Different types of competitors include:

●	Global software providers with their own IP

●	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry

●	BPO providers who offer end-to-end outsourcing of insurance carriers’ business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase our solutions for this purpose)

●	Internal IT departments, who often prefer to develop solutions in-house

●	New insurtech companies with niche solutions

We differentiate Sapiens from its potential competitors for insurance software solutions through the following key factors:

●	We offer cloud-based innovative and modern software solutions, with rich functionality and advanced, intuitive user interfaces, based on deep domain expertise and insurance know how

●	Sapiens uses model-driven architecture that allows rapid deployment of the system, while reducing total cost of ownership and benefiting from cloud deployment

●	Our solutions are built using an architecture that allows customers to implement the full solution or components, and readily integrate the solution or individual components into their existing IT landscape

●	Strong and global partnership program, with established IT players and new insurtech companies, to ensure linkage to innovative technologies and new business models, as well as ongoing work to embed innovation into Sapiens platforms

●	We identify technology trends and invest in adjusting our solutions to keep pace with today’s frenetic evolutions

●	Our financial stability, and our large and growing global customer base, enables us to fund R&D investment and maintain the competitive advantage of our products We are able to fund R&D investment and maintain the competitive advantage of our products, due to our large and growing customer base and financial stability

●	Our delivery methodology is based on extensive insurance industry experience and cooperation with large insurance companies globally. Our track record over the past few years in developing a strong offshore development center is also a significant parameter in differentiating our abilities in the services space

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

Sapiens differentiates itself from potential competitors through the following key factors:

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

With Magic xpa, we compete in the low-code application platform, SOA architecture and enterprise mobility markets.  Our main competitors fall into two categories: (1) providers of custom software and customer software solutions that address, or are developed to address, some of the use cases that can be addressed by applications developed on our platform; and (2) providers of low-code development platforms, such as Microsoft, Salesforce.com, ServiceNow, OutSystems, Appien and Mendix;

As our market grows, we expect it will attract more highly specialized vendors as well as larger vendors that may continue to acquire or bundle their products more effectively. The principal competitive factors in our market include:

●	Platform features, reliability, performance, and effectiveness;

●	Ease of use and speed;

●	Platform extensibility and ability to integrate with other technology infrastructures;

●	Deployment flexibility;

●	Robustness of professional services and customer support;

●	Price and total cost of ownership;

●	Strength of platform security and adherence to industry standards and certifications;

●	Strength of sales and marketing efforts; and

●	Brand awareness and reputation

With Magic xpi, we compete in the integration platform market, which is highly competitive and rapidly evolving. Among our current competitors are IBM, Informatica, TIBCO, MuleSoft, Jitterbit, Talend, Dell–Boomi, Scribe and Software AG.

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

Our goal is to maintain Michpal’s technological advantages, time to market, sales and distribution network. We believe that the principal competitive factors affecting the market for Michpal’s products include developer productivity, rapid results, product functionality, performance, reliability, scalability, portability, interoperability, ease-of-use, demonstrable economic benefits for developers and users relative to cost, quality of customer support and documentation, ease of installation, vendor reputation and experience, financial stability as well as intuitive and out-of-the-box solutions that extend its capabilities to effectively manage its operations and reduce its business risks in the face of changing business environments.

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

In addition, our quarterly results are also influenced by the number of working days in each period in Israel. For example, during the Jewish holidays period (typically at the end of the third quarter and beginning of the fourth quarter or at the end of the first quarter and beginning of the second quarter), when the number of working days is lower, we tend to see a decrease in our revenues, which may impact our quarterly results. Following is the quarterly breakdown, by percentage, of standard working hours in each quarter of 2021 and 2022 in the Israeli market, which accounts for approximately 63% of our annual revenues (these numbers do not take into account the reduction in working hours due to the coronavirus pandemic, which limited the number of working hours during parts of 2021):

	1st quarter	2nd quarter	3rd quarter	4th quarter
2022	24%	25.2%	24.6%	26.2%
2021	25.3%	25.0%	23.6%	26.1%

In 2021, seasonality due to the Jewish holiday periods adversely impacted the first and late third quarters (in addition to any adverse impact on working hours caused by the coronavirus pandemic, and the Israeli election day). In 2022, we expect seasonality due to the Jewish holiday periods to adversely impact the second and fourth quarters.

The following table presents our revenues allocation per quarter in 2020 and 2021 (by percentage):

	1st quarter	2nd quarter	3rd quarter	4th quarter
2021	23.8%	24.5%	24.4%	27.4%
2020	24.1%	22.6%	25.2%	28.1%

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

Intellectual Property Rights

Sapiens, Magic and Michpal rely on a combination of contractual provisions and intellectual property law to protect their proprietary technology. We believe that due to the dynamic nature of the markets in which we operate and software industries, factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services, build upon the protection offered by copyrights. We seek to protect the source code of our products as trade secret information and as unpublished copyright work, although in some cases, we agree to place our source code into escrow. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use its products and contain terms and conditions prohibiting the unauthorized reproduction, reverse engineering or misuse of its products. In addition, we attempt to protect trade secrets and other proprietary information through agreements with employees, consultants and distributors. Sapiens’ trademark rights include rights associated with its use of its trademarks, and rights obtained by registration of its trademarks. Sapiens’ use and registration of its trademarks do not ensure that it has superior rights to others that may have registered or used identical or related marks on related goods or services. We have registrations for the mark “Sapiens” in USA, Benelux, Germany, France, Italy Switzerland and Israel. In the past we have registered trademarks and tradenames for many of our products both in the US and in the European Union, and we intend to continue to do so going forward. The initial terms of protection for our registered trademarks range from 10-20 years and are renewable thereafter.

In the third quarter of 2014, Sapiens acquired Knowledge Partners International LLC, or KPI, and the assets of The Decision Model, or TDM, which included certain intellectual property rights, including a patent held by TDM and a patent application for The Event Model, or TEM. Both TDM and TEM relate to decision management methodology.

Magic Software has obtained trademark registrations in South Africa, Canada, China, Israel, the Netherlands (Benelux), Switzerland, Thailand, Japan, the United Kingdom and the United States. The initial terms of the registration of its trademarks range from 10 to 20 years and are renewable thereafter. Magic Software’s use and registration of its trademarks do not ensure that it would have superior rights to others that may have registered or used identical or related marks on related goods or services. Magic Software has registered a copyright for its software in the United States and Japan. In addition, it has registered copyrights for some of its manuals in the United States and has acquired an International Standard Book Number (ISBN) for some of its manuals. Magic Software’s copyrights expire 70 years from date of first publication.

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

With respect to our defense sector activities, the IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, a majority of TSG’s revenues in 2019, 2020 and 2021 were dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli government funds research and development, it usually acquires rights to data and inventions. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the product is purchased without development effort, we normally retain the principal rights to the technology. Subject to applicable law, regulations and contract requirements, TSG attempts to maintain its intellectual property rights and provide customers with the right to use the technology only for the specific project under contract

Regulatory Impact

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

Matrix’s and Magic Software’s IT businesses are generally positively affected by regulatory reform and other regulatory changes with respect to banking, insurance and telecommunications in Israel, as such reforms and changes create demand for specific IT solutions, often in a set, short time frame. In particular, regulation on large financial institutions operating in the Israeli financial market is continuously increasing, as a means of reducing the risk associated with the activities of such financial institutions and increasing transparency and increases the demand for Matrix’s and Magic Software’s services offering for entities that become subject to such supervision. Banks’ entry into the sphere of offering advice with respect to pension, insurance and other financial products has also generated demand for Matrix’s IT solutions, given the increased supervision of the Israeli Securities Authority that is triggered by such activities, although the pace at which such demand has grown has been relatively slower. Enhanced disclosure requirements for banks and financial institutions in the Israeli market, such as those published with respect to the required capital liquidity of banks in Israel, have also been generating demand for new IT solutions that Matrix offers. Matrix’s business is also affected by changes in regulations of the U.S Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Commodity Futures Trading Commission, the National Futures Association, the Federal Energy Regulatory Commission, with respect to requirements relating to Know Your Customer, Customer Identification Programs, Anti-Money Laundering and Fraud Prevention.

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

Environmental, Social & Governance Matters

Our subsidiaries place an emphasis on, and devote considerable time towards, business responsibility, sustainability, and delivering value for their respective customer base, employees, investors, suppliers, and each of their respective communities. Our subsidiaries have developed a strong set of corporate values that inspire ethical behavior throughout their decision-making process and that promote one of their business objectives of bringing together a diverse group with the unique skill sets, knowledge, and talents to effectuate our vision. For example, Sapiens specifically is proud to foster a strong female voice in its company, with 50% of its executive leadership consisting of women in 2021. Matrix specifically is also proud to foster a strong female voice in its company, with 51% of its overall human capital resources consisting of women in 2021.

C.	Organizational Structure

Formula is the parent company of the Formula Group.

The following table presents certain information regarding the control and ownership of our directly held investments in subsidiaries and affiliates, as of April 30, 2022.

Subsidiaries and affiliate	Country of Incorporation	Percentage of Ownership
Matrix IT Ltd.	Israel	48.7%

Sapiens International Corporation N.V.	Cayman Islands	43.9%

Magic Software Enterprises Ltd.	Israel	45.6%

Michpal Micro Computers (1983) Ltd.	Israel	100.0%

TSG IT Advanced Systems Ltd.	Israel	50.0%

InSync Staffing Solutions, Inc.	Delaware	90.1%

Ofek Aerial Photography Ltd	Israel	80%

Zap Group Ltd.	Israel	100%

The common shares of Sapiens and the ordinary shares of Magic Software are each traded on the Nasdaq Global Select Market and on the TASE, and the ordinary shares of Matrix are traded on the TASE.

D.	Property, Plants and Equipment

Formula’s headquarters, as well as the headquarters and principal administrative, finance, sales, marketing and research and development office of Magic Software, are located in Or-Yehuda, Israel, a suburb of Tel Aviv. Magic Software leases its and our office space, constituting approximately 32,404 square feet, under a lease agreement entered in November 2019. The lease expires in June 2033, with an option by Magic Software to extend for an additional two 5-year term. In 2021, Magic Software paid $0.46 million under that lease. In addition, Magic Software subsidiaries lease office spaces in the United States, Israel, Europe, India, Japan and South Africa. In 2021, Magic Software’s rent costs for those additional facilities totaled $5.4 million, in the aggregate. We believe that Magic and our existing facilities are adequate for our current needs.

Matrix leases approximately 672,726 square feet of office space in various locations in Israel pursuant to leases of varying duration, including for a facility in Herzliya that serves as Matrix’s corporate headquarters. In October 2018, Matrix renewed its corporate headquarters lease agreement with Ofer Brothers Properties Ltd. according to which it leases its office spaces in Herzliya, Israel. The lease term is expected to end in October 2023. The cost of rent is NIS 10 million annually (approximately $3.1 million). In addition, Matrix leases an aggregate of approximately 67,000 square feet of office space in locations outside of Israel, in the United States, Bulgaria, Macedonia, Hungary, India and the UK. The lease terms for the spaces that Matrix currently occupies are generally three to four years. In the year ended December 31, 2021, Matrix’s rent costs totaled NIS 27.2 million (approximately $8.4 million), in the aggregate, for all of its leased offices. We believe that Matrix existing facilities are adequate for its current needs.

Sapiens leases office space in Israel, the United States, India, Poland, the United Kingdom, Latvia, China, Canada, Germany, Spain, Lithuania and Denmark. The lease terms for the spaces that Sapiens currently occupies are generally two to ten years. Based on Sapiens’ current occupancy, it leases (except for owned real property, as indicated below) the following amount of space in the following locations: in Israel, approximately 104,043 square feet of office space (98,021 square feet that Sapiens s – 6,022 square feet is subleased); in the United States, approximately 77,861 square feet; in India, approximately 214,198 square feet; in Poland, approximately 26,431 square feet; in the United Kingdom, approximately 7,374 square feet; in Latvia, approximately 14,271 square feet; in China, approximately 5,180 square feet; in Spain, approximately 6,700 square feet; in Germany, approximately 32,249 square feet; in Lithuania – approximately 17,655 square feet; and in Denmark – approximately 20,844 square feet (as of June 2022, it will be reduced to 18,393 square feet). Sapiens Israeli offices house its corporate headquarters, as well as its core delivery research and development activities. As of December 31, 2021, the lease at Sapiens headquarters in Holon, Israel is for a term that ends in January 2024, and Sapiens has an option to extend the term for an additional five years. We believe that Sapiens’ existing facilities are adequate for our current needs. In 2021, Sapiens’ rent costs totaled $11.3 million, in the aggregate, for all of its leased offices.

Michpal leases approximately 24,805 square feet of office space in various locations in Israel pursuant to leases of varying duration, including for a facility in Tel-Aviv that serves as Michpal’s corporate headquarters. During the year ended December 31, 2021, Michpal’s rent costs totaled $0.7 million, in the aggregate, for its leased office space.

Zap Group leases approximately 46,470 square feet of office space in various locations in Israel pursuant to leases of varying duration, including for a facility in Petah-Tikva that serves as Zap Group’s corporate headquarters. For the period between April 1, 2021 and December 31, 2021, Zap Group’s rent costs totaled $0.5 million, in the aggregate, for its leased office space.

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

Other than in our joint control in TSG in which each of we and Israeli Aerospace Industries Ltd. holds 50% of its voting power, we currently have effective control under IFRS 10 in each of our other investees, Matrix, Sapiens, Magic Software, Michpal, Ofek Aerial Photography, InSync and Zap Group, despite the lack of absolute majority of voting power in Matrix, Magic Software and Sapiens. As a result of our effective control in these investees as of December 31, 2021 and in accordance with IFRS 10, we consolidated their financial results with ours throughout the period covered by the financial statements included in Item 18 of this annual report. Prior to our transition to reporting under IFRS, we consolidated investees in which we held an equity interest only if we held a controlling interest in those companies. Under IFRS 10, we may consolidate entities in which we have effective control. For further information, please see Note 2(3) to our consolidated financial statements included in Item 18 of this annual report.

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

Our consolidated financial statements for the years ended December 31, 2020 and 2021 are prepared in accordance with IFRS. We have presented herein consolidated statements of financial position that comply with IFRS applicable as of December 31, 2020 and 2021. Our consolidated statements of profit or loss presented herein in IFRS cover the years ended December 31, 2019, 2020, and 2021.

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

This section presents an analysis of our results of operations, on a comparative basis, for the years ended December 31, 2020 and 2021. We have omitted herein a comparative analysis of our results of operations for the years ended December 31, 2019 and 2020. In order to view that latter analysis, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” in our Annual Report on Form 20-F for the year ended December 31, 2020, which we filed with the SEC on May 17, 2021, which analysis is incorporated by reference herein.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

The following tables set forth certain data from our statement of profit or loss for the years ended December 31, 2020 and 2021, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included elsewhere in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

Statements of Profits or Loss

(U.S. dollars, in thousands)

	2020	2021
Revenues	1,933,918	2,404,376

Cost of revenues	1,486,485	1,840,517

Gross profit	447,433	563,859

Research and development expenses, net	52,604	65,858
Selling, marketing, general and administrative expenses	224,188	289,985

Operating income	170,641	208,016

Financial expenses	(29,444)	(29,994)
Financial income	2,559	5,989

Pre-tax income before share of profits of companies accounted for at equity, net	143,756	184,011

Taxes on income	31,269	42,614
Share of profits of companies accounted for at equity, net	1,535	505

Net income	$114,022	141,902

Attributable to:
Equity holders of the Company	46,776	54,585
Non-controlling interests	67,246	87,317

	114,022	141,902

Statement of Profits or Loss as a

Percentage of Revenues

	2020	2021
Revenues	100%	100%

Cost of revenues	77%	77%

Gross profit	23%	23%

Research and development expenses, net	3%	3%
Selling, marketing, general and administrative expenses	12%	12%

Operating income	9%	9%

Financial expenses	(2)%	(1)%
Financial income	0%	0%

Pre-tax income before share of profits of companies accounted for at equity, net	7%	8%

Taxes on income	1%	2%
Group’s share of earnings of companies accounted for at equity, net	0%	0%

Net income	6%	6%

Attributable to:
Equity holders of the Company	2%	2%
Non-controlling interests	4%	4%

Revenues. Revenues in 2021 increased by 24.3%, from $1,933.9 million in 2020 to 2,404.4 in 2021. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by 24.3%, from $1,424.8 million in 2020 to 1,771.4 in 2021, and revenues from the sale of our proprietary software products and related services increased by 24.3%, from $509.1 million in 2020 to 633.0 in 2021.

Software Services Revenues

The increase in software services revenues was recorded across the following of our investees reporting under this revenue stream— Matrix, Magic Software, Michpal, Insync, Ofek and Zap Group — and was primarily due to growth in their revenues as described below:

Matrix:

Matrix’s revenues reported under this revenue stream increased from NIS 3,736.8 million (approximately $1,087.4 million) in 2020 to NIS 4,234.0 million (approximately $1,311.6) in 2021, reflecting an increase of 13% when measured in NIS, Matrix’s local currency (compared to 20.6% when measured in U.S dollars). The increase in Matrix’s revenues, when measured in NIS, reflected an increase in almost all of Matrix’s principal areas of operations (excluding a 1% decrease recorded in Matrix’s Information Technologies (IT) Software solutions and services in the United States business segment, when measured in NIS, resulting mainly from (A) a 6.1% devaluation of the NIS compared to the dollar and (B) prolonging of sales cycles resulted from the impact of COVID-19 over North America financial services sector).

The increase in Matrix revenues was mainly attributable to each of the following: (1) an increase of 2% in Matrix’s Information Technologies (IT) Software solutions and services in Israel from NIS 2,191.7 million (approximately $637.8 million) in 2020 to NIS 2,234.9 million (approximately $692.3) in 2021, (2) an increase of 42% in Matrix’s computer infrastructure and integration solutions from NIS 854.3 million (approximately $248.6 million) in 2020 to NIS 1.2103 billion (approximately $374.9 million) in 2021; and (3) an increase of 35% in Matrix’s software product marketing and support from NIS 190.6 million (approximately $55.5 million) in 2020 to NIS 258.1 million (approximately $79.9 million) in 2021 and (4) an increase of 23% in Matrix’s Training and integration from NIS 141.9 million (approximately $41.3 million) in 2020 to NIS 174.9 million (approximately $54.2 million) in 2021. The increase was offset, in part, by a decrease of 1% in Matrix’s Information Technologies (IT) Software solutions and services in the United States from NIS 358.3 million (approximately $104.3 million) in 2020 to NIS 355.9 million (approximately $110.3 million) in 2021.

The increase in Matrix’s revenues was also due to: A) the inclusion of the first full year of revenues of the following entities’ during 2021: (i) Gestetnertec Ltd. (consolidated upon acquisition by Matrix as of July 2020); and (ii) RightStar Inc. (consolidated upon acquisition by Matrix as of November 2020); and B) the inclusion for the first time of the following entities’ revenues during 2021: (i) SQ Service Quality Ltd., A. A. Engineering Ltd., and I.T.D. Group Ltd. (consolidated upon acquisition by Matrix as of April 2021) and AVB Technologies Ltd. (consolidated upon acquisition by Matrix as of October 2021).

Magic Software:

Magic Software’s revenues, reported under this revenue stream, increased by 34.2% from $299.8 million in 2020 to $402.2 million in 2021, primarily attributable to (i) an increase of $18.3 million due to the inclusion of the revenues of Aptonet and Stockell, acquired on May 7, 2020 and September 2, 2020, respectively, on a full year basis, and (ii) an increase of $19.2 million due to the acquisition of Enable IT on April 1, 2021. The remaining increase primarily resulted from increased demand for our IT software services across most of our business units.

InSync:

InSync’s revenues increased by 18% from $32.8 million in 2020 to $38.7 million in 2021. Insync’s revenues were positively impacted by the recovery from the COVID-19 pandemic in 2021.

Michpal

Michpal’s revenues, reported under this revenue stream, increased by 72.9% from $4.8 million in 2020 to $8.3 million in 2021. Michpal’s revenues reported under this revenue stream were positively impacted by the recovery from the COVID-19 pandemic in 2021.

Proprietary Software Products and Related Services Revenues

The increase in revenues from proprietary software products and related services was attributable in part to the (i) the inclusion for the first time of Zap Group’s results during 2021 (consolidated as of April 2021), accounting for $31.0 million, (ii) the increase by 15%, from $34.1 million in 2020 to $39.1 million in 2021, in Matrix’s revenues reported under this revenue stream, (iii) the increase by 9%, from $71.4 million in 2020 to $78.1 million in 2021, in Magic Software’s revenues, reported under this revenue stream, resulting from increased demand for Magic Software’s proprietary software solutions, including $1.2 million resulting from the first-time consolidation of Menarva Ltd., (iv) the increase by 15%, from $20.7 million in 2020 to $23.8 million in 2021, in Michpal’s revenues reported under this segment, which resulted from increased demand for Michpal’s payroll software solutions and related services, and (v) to the below-described increase in Sapiens’ revenues.

Sapiens:

Sapiens’ revenues increased by $78.1 million, or 20.4%, to $461.0 million for the year ended December 31, 2021 from $382.9 million for the year ended December 31, 2020. The net increase in revenues of approximately $78 million for the year ended December 31, 2021 was attributable to Sapiens’ core business growth, mainly in the P&C business, as well as additional revenues from acquired entities, which contributed $38.7 million towards that increase, primarily from the acquisition of sum.cumo, which was completed in February 2020, the acquisition of Delphi, which was completed in July 2020, and the acquisition of Tia Technology, which was completed in November 2020, the revenues from each of which were included for a full year in 2021 (as opposed to merely part of 2020). In 2020 and 2021, Sapiens’ largest customer accounted for 4% and 5%, respectively, of its consolidated revenues.

Michpal:

Michpal’s revenues reported under this revenue stream increased from $20.7 million in 2020 to $23.8 million in 2021, reflecting an increase of 15%. The increase in revenues of approximately $3.1 million for the year ended December 31, 2021 was primarily attributable to increased demand for Michpal’s payroll and payroll-related services.

Magic Software:

Magic Software’s revenues, reported under this revenue stream, increased by 9% from $71.4 million in 2020 to 78.1 in 2021.

A breakdown of our overall revenues into (i) proprietary software products and related services revenues, and (ii) software services revenues for the years ended December 31, 2020 and 2021, the percentage those respective categories of revenues constituted out of our total revenues in those years, and the percentage change for each such category of revenues from 2020 to 2021, are provided in the below table:

	Year ended December 31,		Year-over	Year ended December 31,
	2020		Year	2021
	Revenues	Percentage	change	Revenues	Percentage
	($ in thousands)
Revenue category
Proprietary software products and related services	509,109	26.58%	24.3%	632,986	26.33%
Software services	1,424,809	73.42%	24.3%	1,771,390	73.67%
Total	1,933,918	100%	24.4%	2,404,376	100%

Revenues by geographical region

The dollar amount of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2020 and 2021, respectively, were as follows:

	Year ended December 31,
	2020	2021
	($ in thousands)
Israel	$1,203,109	$1,506,566
International:
United States	501,785	591,794
Europe	189,152	255,680
Africa	11,702	18,012
Japan	14,282	12,890
Other (mainly Asia pacific)	13,888	19,434
Total	$1,933,918	$2,404,376

Cost of Revenues. Cost of revenues consists primarily of wages, personnel expenses, other personnel-related expenses of software consultants, subcontractors and engineers, royalties and licenses payable to third parties, amortization of capitalized software, and hardware and other materials costs. Cost of revenues increased by 24% from $1,486.5 million in 2020 to 1,840,517 in 2021. As a percentage of total revenues, costs of revenues in 2020 and 2021 remained relatively stable at 76.9% and 76.5%, respectively.

Our proprietary software solutions and related services sales are generally characterized by a higher gross margin than sales of our software services. The cost of revenues for proprietary software solutions and related services increased from $284.3 million in 2020 to $350.8 million in 2021. As a percentage of our proprietary software solutions and related services revenues, costs of revenues for proprietary software solutions and related services remained relatively stable at 55.4% compared to 55.8% in 2020.

The cost of revenues for software services increased from $1.2022 billion in 2020 to $1.4897 billion in 2021. As a percentage of software services revenues, costs of revenues for software services in 2020 and 2021 remained relatively stable at 84.1% in 2021 compared to 84.4% in 2020.

The increase in our cost of revenues in 2021 was attributable in part to the inclusion of the results (and, consequently, the cost of revenues) of the following entities in our consolidated results in 2021: (i) the first full year of Mobisoft Ltd., (consolidated upon acquisition by Magic Software as of July 2020), (ii) the first full year of Gestetnertec Ltd. (consolidated upon acquisition by Matrix as of July 2020), (iii) the first full year of Delphi Technology Inc. (consolidated upon acquisition by Sapiens as of August 2020), (iv) the first full year of Stockell Information Systems, Inc. (consolidated upon acquisition by Magic Software as of September 2020), (v) the first full year of Thor Denmark Holding ApS (consolidated upon acquisition by Sapiens as of December 2020), (vi) the first full year of RightStar Inc. (consolidated upon acquisition by Matrix as of November 2020), (vii) the first-time inclusion of Y.G. Soft IT Ltd (consolidated upon acquisition by Magic Software as of January 2021), (viii) the first-time inclusion of EnableIT, LLC., and Menarva Ltd., (consolidated upon acquisition by Magic Software as of April 2021), (ix) the first-time inclusion of SQ Service Quality Ltd., A. A. Engineering Ltd., and I.T.D. Group Ltd. (consolidated upon acquisition by Matrix as of April 2021), (x) the first-time inclusion of AVB Technologies Ltd., (consolidated upon acquisition by Matrix as of October 2021) and (xi) the first-time inclusion of Zap Group (consolidated upon acquisition by Formula as of April 2021).

The increase in our cost of revenues in 2021 was also attributable to the following increases involving Matrix, Sapiens and Magic Software:

Matrix:

Matrix’s cost of revenues increased by 13.3%, when measured in NIS, Matrix’s local currency, from NIS 3.2911 billion (approximately $957.5 million) in 2020 to NIS 3.7297 billion (approximately $1.1553 billion) in 2021. The increase in absolute cost of revenues was primarily attributable to costs related to Matrix’s organic growth, as well as additional costs related to entities acquired in 2020, which were included for a full year for the first time in 2021, and entities acquired in 2021, which were included for the first time in 2021. The level of Matrix’s cost of revenues as a percentage of its revenues remained relatively stable in recent years at 85.4% in 2020 and 85.5% in 2021 (when measured in NIS).

Matrix’s cost of revenues for each of the years ended December 31, 2020 and 2021 does not include amounts of stock-based compensation.

 Sapiens:

Sapiens’ cost of revenues increased by $46.3 million, or 20.7%, to $270.1 million for the year ended December 31, 2021, as compared to $223.8 million for the year ended December 31, 2020. The increase in absolute cost of revenues of $46.3 million was primarily attributable to costs related to Sapiens’ organic growth, as well as additional costs related to entities acquired in 2020, which were included for a full year for the first time in 2021. The cost of revenues expenses was mainly comprised of compensation expense to employees and subcontractors in an amount of $212.9 million, or 77.9% of the total cost of revenues for the year. Cost of revenues amounted to 58.6% as a percentage of Sapiens’ revenues during the year ended December 31, 2021, compared to 58.5% for the year ended December 31, 2020.

Sapiens cost of revenues for each of the years ended December 31, 2020 and 2021 does not include amounts of stock-based compensation.

‘Magic Software:

Magic Software’s cost of revenues increased by 32.3% from $265.3 million in 2020 to $351.1 million in 2021. The increase in absolute cost of revenues was primarily attributable to costs related to Magic Software’s organic growth, as well as additional costs related to entities acquired in 2020, which were included for a full year for the first time in 2021 and entities acquired in 2021, which were included for the first time in 2021. The increase in the cost of revenues as a percentage of Magic Software revenues from 71.5% in 2020 to 73.1% in 2021 was primarily attributable to the change in Magic Software’s revenue mix related to its software solutions, which carry a higher gross margin, versus its professional services, which carry a lower gross margin, and in favor of its professional services.

Cost of revenues for each of the years ended December 31, 2020 and 2021 does not include amounts of stock-based compensation.

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

Research and development expenses, gross, increased from $61.9 million in 2020 to $77.6 million in 2021, mainly due to: (i) Sapiens’ R&D expenses for entities acquired during 2020 (which were included for a full year for the first time in 2021), which accounted for $8.5 million more of R&D expenses in 2021 in comparison to 2020. Moreover, the increase can further be attributed to Sapiens investment in R&D during 2021, particularly in its P&C and Digital offerings. (ii) Michpal’s investment in R&D during 2021 in an amount of $3.5 million compared to $2.7 million in 2020. In 2021, we capitalized software costs of $11.7 million, compared to $9.3 million, in 2020. Capitalization of software costs in 2020 and 2021 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and certain of its subsidiaries, Sapiens and certain of its subsidiaries, and Michpal and certain of its subsidiaries). Research and development expenses, net, increased from $52.6 million in 2020 to $65.9 million in 2021, mainly due to the factors described above.

As a percentage of revenues, research and development expenses, net, remained the same in 2021 as in 2020 at 2.7%. Research and development expenses for the years ended December 31, 2021 and 2020 do not include amounts of stock-based compensation.

Selling, Marketing General and Administrative Expenses. Selling, marketing, general and administrative, or SMG&A, expenses consist primarily of cost of salaries, severance and related expenses of sales, marketing, management and administrative employees, travel expenses, selling expenses, rent, utilities, communications expenses, expenses related to external consultants, depreciation, amortization and other expenses. Selling, marketing, general and administrative expenses increased from $224.2 million in 2020 to $290.0 million in 2021. As a percentage of revenues, SMG&A increased from 11.6% in 2020 to 12.1% in 2021.

The increase in the cost of SMG&A was mainly attributable to the increase in (i) Sapiens’ cost of SMG&A from $70.0 million in 2020 to $77.2 million in 2021 (in each case, when measured in accordance with IFRS). The increase can further be attributed to an increase in Sapiens acquisition-related, stock-based compensation and legal expenses in the amount of $3.1 million. Furthermore, the impact of COVID-19 resulted in a one-time loss contingency associated with Sapiens newly leased facility in India in the amount of $2.2 million, as well as (ii) an increase in Matrix’s cost of SMG&A by $13.5 million, in 2021 compared to 2020, of which $5.6 million resulted from the devaluation of the dollar compared to the NIS and an increase in amortization expenses of intangible assets recorded by Matrix from $5.3 million in 2020 to $6.3 million in 2021 (iii) an increase of $20.0 million resulting from the first time inclusion of Zap Group (consolidated upon acquisition by Formula as of April 2021), (iv) an increase in Magic Software’s SMG&A from $56.6 million in 2020 to $68.1 million in 2021 which can mainly be attributed to (A) cost-saving measures taken in 2020 with respect to the COVID-19 business disruption that did not repeat in 2021, (B) inclusion for a full year for the first time in 2021 of entities acquired in 2020 and inclusion for the first time in 2021 of entities acquired in 2021, (C) increase in valuation of contingent consideration costs recorded by Magic Software from $1.1 million in 2020 to $2.5 million in 2021 and (D) increase in directors and officers insurance costs from $0.4 million in 2020 to $0.9 million in 2021, with the remaining increase in the overall SMG&A is in line with the increase in our revenues.

Consolidated stock-based compensation expenses recorded under selling, marketing general and administrative expenses for the years ended December 31, 2020 and 2021 amounted to $7.9 million and $14.8 million, respectively.

Matrix:

Matrix’s SMG&A expenses increased to $93.3 million for the year ended December 31, 2021 compared to $79.8 million for the year ended December 31, 2020, representing an increase of $13.5 million. This increase was mainly attributable to: (a) amortization costs of intangible assets, which amounted to 6.3 in 2021 compared to $5.3 million in 2020, as a result of the inclusion for a full year for the first time in 2021 of entities acquired in 2020 and inclusion for the first time in 2021 of entities acquired in 2021 and (b) increase of $5.6 million resulted from the devaluation of the dollar compared to the NIS, with the remaining increase recorded consistently with the increase in Matrix’s revenues. As a percentage of Matrix revenues, Matrix’s SMG&A expenses, decreased from 7.1% in 2020 to 6.9% in 2021.

Matrix stock-based compensation expenses recorded under selling, marketing general and administrative expenses for the years ended December 31, 2020 and 2021 amounted to $2.2 million and $1.0 million, respectively.

Sapiens:

Sapiens’ SMG&A expenses, which are primarily comprised of compensation expenses for employees and subcontractors, were $76.3 million for the year ended December 31, 2021 compared to $69.6 million in the year ended December 31, 2020, representing an increase of $6.7 million. The increase was mainly attributable to the SG&A expenses of entities acquired during 2020 (which were included for a full year for the first time in 2021), which accounted for $3.9 million more of SG&A expenses in 2021 in comparison to 2020. The remainder of the SG&A increase was mainly attributable to Sapiens’ selling expenses. As a percentage of total revenues, Sapiens’ SG&A decreased from 18.2% in the year ended December 31, 2020, to 16.6% for the year ended December 31, 2021.

Sapiens stock-based compensation expenses recorded under selling, marketing general and administrative expenses for the years ended December 31, 2020 and 2021 amounted to $4.3 million and $5.4 million, respectively.

Magic Software:

Magic Software’s SMG&A expenses decreased to $68.1 million for the year ended December 31, 2021 compared to $56.6 million for the year ended December 31, 2020, representing an increase of $11.5 million. This increase was partially attributable to (A) cost-saving measures taken in 2020 with respect to the COVID-19 business disruption that did not repeat in 2021, (B) inclusion for a full year for the first time in 2021 of entities acquired in 2020 and inclusion for the first time in 2021 of entities acquired in 2021 (C) increase in valuation of contingent consideration costs recorded by Magic Software from $1.1 million in 2020 to $2.5 million in 2021 and (D) increase in directors and officers insurance costs from $0.4 million in 2020 to $0.9 million in 2021, with the remaining increase in the overall SMG&A is in line with the increase in our revenues

Magic Software’s stock-based compensation expenses recorded under selling, marketing general and administrative expenses for the years ended December 31, 2020 and 2021 amounted to $0 million and $1.0 million, respectively.’

Operating Income. Our operating income increased from $170.6 million in 2020 to 208.0 in 2021. As a percentage of revenues, our operating income remained stable and changed from 8.8% in 2020 to 8.7% in 2021. The increase in our operating income during the year ended December 31, 2021 relative to the year ended December 31, 2020 as an absolute amount was attributable to the various gross profit and operating expenses trends described above.

Financial Expenses, net. Financial expenses increased from $29.4 million in 2020 to $30.0 million in 2021. Financial expenses, net decreased from $26.9 million in 2020 to 24.0 in 2021. Financial expenses are influenced by various factors, including: our cash balances; loan balances; outstanding debentures; changes in liabilities related to business combinations; changes in the exchange rate of the NIS against the dollar; changes in the exchange rate of the dollar against the Euro; and changes in the Israeli consumer price index, or CPI.

The decrease in net financial expenses in 2021 was primarily attributable to an increase in financial income resulting from Sapiens currency hedging transactions, which generated financial income of $3.3 million in 2021 compared to $0.1 million in 2020.’; ’’

Taxes on Income. Taxes on income increased from $31.3 million in 2020 to $42.6 million in 2021, in line with the increase in our income before taxes.

Equity in gains of affiliated companies net. Our equity in gains of affiliated companies, net, decreased from $1.5 million in 2020 to $0.5 million in 2021. Our equity in gains of affiliates in 2021 was mainly attributable to TSG.

Net income attributable to non-controlling interests. Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies, which were not wholly owned by Formula during each of the periods indicated. Net income attributable to non-controlling interests increased from $67.2 million in 2020 to $54.5 million in 2021, mainly due to: (i) the increase in Sapiens’ net income attributable to its shareholders, from $33.0 million of net income attributable to its shareholders during the year ended December 31, 2020 to $45.6 million net income attributable to its shareholders during the year ended December 31, 2021; (ii) the increase in Matrix net income attributable to its shareholders from $48.2 million recorded during the year ended December 31, 2020 to $60.6 million recorded during the year ended December 31, 2021; (iii) the increase in Magic Software net income attributable to its shareholders from $24.3 million recorded during the year ended December 31, 2020 to $29.8 million recorded during the year ended December 31, 2021 and (iv) the [increase] in net income attributable to non-controlling interests recorded in Matrix, from $8.5 million during the year ended December 31, 2020 to 11.3 during the year ended December 31, 2021.

Impact of Inflation and Currency Fluctuations on Results of Operations

Our financial statements are stated in U.S. dollars. However, most of our revenues and expenses from our software services revenue line are denominated in NIS and a substantial portion of our revenues and costs from our proprietary software products and related services revenue line are incurred in other currencies, particularly NIS, Euros, Japanese yen, Indian rupee and the British pound. We also maintain substantial non-U.S. dollar balances of assets, including cash, accounts receivable, and liabilities, including accounts payable, debentures and debt to financial institutions Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may adversely affect our business, results of operations and financial condition. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars using the average exchange rate over the period during which the transactions occur, in accordance with IFRS. Therefore, we are exposed to the risk that the devaluation of the NIS relative to the U.S. dollar may reduce the revenue growth rate and profitability for our software services in dollar terms. The average of the daily representative exchange rates of the NIS to the dollar in 2020 and 2021, as reported by the Bank of Israel, was NIS 3.4367 per US$1 and NIS 3.2293, respectively. Consequently, this trend slightly increased the dollar value of our NIS- based revenues and profitability for our Israeli software services in 2021 relative to 2020. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently mainly denominated in U.S dollars, Euros, Japanese yen, Indian rupee and the British pound, whereas a substantial portion of our expenses relating to those products, principally salaries and related personnel expenses, are denominated in NIS. As a result, the devaluation of the Euro, Japanese yen, Indian rupee and the British pound relative to the U.S. dollar (in which our financial results are reported) reduces the revenue growth rate and profitability for our proprietary software products and related services in dollar terms, thereby adversely affecting our operating results. From the perspective of expenses (and contrary to the trend involving software services), the devaluation of the NIS relative to the dollar, decreases the relative value, in U.S. dollars, of the NIS-denominated operating costs related to our proprietary software product revenues. That, therefore, increases our profitability and partially compensates for the negative effect that this movement has on our revenues and our profitability from our software services.

Since most of our expenses are incurred in NIS, the dollar cost of our operations also rises as a result of any increase in the rate of inflation in Israel, to the extent that such inflation is not offset, or is only offset on a lagging basis, by the devaluation (if any) of the NIS against the dollar during a relevant period of time. The average Israeli rate of inflation on an annual basis amounted to 0.6%, (0.7%), and 2.8% for the years ended December 31, 2019, 2020 and 2021, respectively. In 2019, 2020 and 2021, the NIS appreciated relative to the U.S dollar, whereas in 2018 the NIS devaluated against the dollar (in each case, based on average of the daily representative exchange rates). Therefore, in 2019, 2020 and 2021, the appreciation of the NIS relative to the dollar increased the cost of our operations. In 2018, the depreciation of the NIS relative to the dollar reduced the dollar cost of our operations, despite the increase that would have otherwise been caused by the rise in inflation in Israel.

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

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation (appreciation) of NIS against the US$*	Devaluation (appreciation) of Euro against the US$*
	%	%	%
2019	0.6%	(7.8)	2.0
2020	(0.7)%	(7.0)	(9.3)
2021	2.8%	(3.2)	7.7

*	Reflects the change in the daily exchange rate from the start of such year until the end of such year rather than the change in the average daily exchange rate over the course of that year relative to the previous year.

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, or AE, a Benefitted Enterprise, or BE, or a Preferred Enterprise, or PFE, or a Preferred Technological Enterprise, or PTE, or a Special Preferred Technological Enterprise, or SPTE is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, an AE, BE, PFE, PTE or SPTE is required to comply with the requirements of the Investment Law.

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

Sapiens has received a new tax ruling from the ITA valid until December 31, 2022, according to which dividends paid to Israeli shareholders who are individuals and to non-Israeli shareholders (individuals and corporations) will be subject to withholding tax at source at the rate of 25% and in the case of Israeli resident corporations— 0%, regardless of the source of the dividends. We cannot guarantee that the tax ruling will be extended.

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

In 2015, certain of Sapiens’ Israeli subsidiaries that had tax-exempt profits, filed a notice to the Israeli tax authorities to apply for the new benefits under the 2011 Amendment.

On November 15, 2021, the Economic Efficiency Law (Legislative Amendments for Achieving Budget Targets for the 2021 and 2022 Budget Years), 2021, which we refer to as the Economic Efficiency Law, was enacted. This law established a temporary order, or the Temporary Order, allowing Israeli companies to release tax-exempt earnings, which we refer to as trapped earnings or accumulated earnings, that had accumulated until December 31, 2020, through a mechanism established for a reduced corporate income tax rate applicable to those earnings. In addition to reducing the corporate income tax (or CIT) rate, the Economic Efficiency Law amended Article 74 of the Investment Law, whereby effective from August 15, 2021, for any dividend distribution (including a dividend specified in Article 51B of the Investment Law) by a company which has trapped earnings, there is a requirement to allocate a portion of that distribution to the trapped earnings. Under the Temporary Order, the reduction of CIT applies to earnings that are released (with no requirement for an actual distribution) within a period of one year from the date of enactment of the Temporary Order. The reduction in the CIT is dependent on the proportion of the trapped earnings that are released relative to the total trapped earnings, and on the foreign investment percentage in the years the earnings were generated. Consequently, the larger the proportion of the trapped earnings that are released, the lower the tax in respect of the distribution. The minimum tax rate is 6%. Further, a company that elects to pay a reduced CIT is required to invest in its industrial enterprise a designated amount in accordance with the Economic Efficiency Law within a period of five years commencing from the tax year in which the election is made. The designated investment should be utilized for the acquisition of production assets, and/or investments in research and development and/or compensation to additional new employees.

In 2021, Sapiens elected to benefit from the Temporary Order and pay the reduced CIT as per the provisions of the Economic Efficiency Law in respect of its total accumulated tax-exempt earnings amounting to NIS 109 million (approximately $35.3 million), and accordingly our deferred tax liability includes an amount of $3.5 million.

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment provides new tax benefits for two types of Technology Enterprises, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a PTE, and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as Preferred Technology Income, or PTI, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain Benefited Intangible Assets (as defined in the Investment Law).

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as an SPTE (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the company’s geographic location within Israel. In addition, an SPTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. An SPTE that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Current Outlook

We had cash and cash equivalents and short-term investments (including marketable securities) of $533.2 million and $512.5 million as of December 31, 2020 and 2021, respectively. At December 31, 2020 and 2021, we had indebtedness to banks and others, including debentures, of $545.3 million and $586.4 million, respectively, of which $161.9 million and $224.2 million were current liabilities and $383.4 million and $362.3 million were long-term liabilities as of those respective dates. Included in the balance of our indebtedness to banks and others as of December 31, 2021, Formula standalone had indebtedness of $33.7 million and $121.0 million, in the aggregate, outstanding under Formula’s secured debentures (Series A and Series C, respectively) which Formula sold in public offerings in Israel in September 2015 (extended in January 2018) and March 2019 (extended in April 2021), in each case, as described below.

We had cash and cash equivalents that were held outside of Israel and that would have been subject to income taxes if distributed as a dividend as of December 31, 2020 and 2021 in amounts of $87.3 million and $61.8 million, respectively.

Sources of Financing

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

We have agreed to standard events of default under the Series A Secured Debentures and Series C Secured Debentures, together with the following additional events of default due to any of the following:

●	cross default, excluding following an immediate repayment initiated in relation to the other series of debentures or other indebtedness (other than non-recourse debt) over NIS 75 million ($24.1 million as of December 31, 2021);

●	suspension of trading of the debentures on the TASE over a period of 60 days;

●	failure to have the debentures rated over a period of 60 days;

●	if the rating of the debentures is less than BBB- by Standard and Poors Maalot or equivalent rating of other rating agencies;

●	if there is a change in control without consent of the rating agency;

●	if Formula fails to provide additional security when the loan-to-value of the securities securing the Series A Secured Debentures or Series C Secured Debentures (as applicable) falls below the required ratio;

●	the existence of a real concern that Formula will not meet its material undertakings towards the debenture holders;

●	the inclusion in Formula’s financial statements of a note regarding the existence of significant doubt as to Formula’s ability to continue as a going concern;

●	breach of Formula’s undertakings regarding the issuance of additional debentures;

●	Formula’s failure to continue to control any of its subsidiaries; and

●	failure to comply with the negative pledge covenant.

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

Currently, Matrix, Sapiens, Magic Software and Formula have such material credit facilities and/or debentures outstanding. The long-term debt obligations of Matrix over NIS nominated loans bear fixed interest at an average annual rate of 1.4.0%-22.78% and floating interest over U.S dollar nominated loans at a rate of LIBOR + 2.2%. The long-term debt obligations of Magic Software over NIS nominated loans bear fixed interest at an annual rate of 2.0%-2.6% and floating interest over NIS dollar nominated loans at a rate of PRIME + 0.2% and LIBOR + 2.1 over U.S dollar nominated loans. The long-term debt obligations of Sapiens bear fixed interest at an annual rate of 3.37%. These credit facilities and/or debentures expire over a period of time that ranges from one to seven years.

As of December 31, 2021, Matrix had aggregate short-term obligations to banks and others of NIS 484 million (approximately $155.8 million) and aggregate long-term obligations to banks of NIS 424 million (approximately $136.4 million) under its credit facilities. As of December 31, 2021, Magic Software had aggregate short-term obligations to banks and others of $17.1 million and aggregate long-term obligations to banks and others of $20.1 million under its credit facilities. As of December 31, 2021, Zap Group had aggregate short-term obligations to banks and others of $2.7 million and aggregate long-term obligations to banks and others of $0.8 million under its credit facilities.

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

5.	Magic Software will not create any pledge on all of its property and assets in favor of any third party without the financial institution’s consent

In September 2017, Sapiens issued NIS 280 million (approximately $78.3 million, net of $0.96 million of debt discount and issuance costs) principal amount of Series B unsecured, non-convertible debentures, in a public offering and private placement in Israel. Proceeds of such offering were utilized to repay the entire outstanding loan amount (including accrued interest) under a $40 million credit agreement to which Sapiens had been party with HSBC Bank USA, National Association as financing for Sapiens’ acquisition of StoneRiver. The outstanding principal amount of the Sapiens Series B debentures is linked to the US dollar and bears interest at an annual rate of 3.37%, to be paid on a semi-annual basis (on January 1 and July 1 of 2018 through 2025, with one final interest payment on January 1, 2026). The principal of the Sapiens Series B debentures is payable in eight equal annual payments beginning on January 1, 2019, with the final payment due on January 1, 2026. The first four principal installments for the September 2017 Series B Debentures, in amounts of $9.9 million each, were paid on January 1, 2019, 2020, 2021 and 2022.

In June 2020, Sapiens issued additional Sapiens’ Series B Debentures in an aggregate principle amount of NIS 210 million (approximately $60.4 million) through a public offering in Israel. The gross proceeds received for the issuance of Sapiens’ Series B Debentures in June 2020 were NIS 210.8 million (approximately $60.6 million), out of which approximately NIS 3.0 million was attributed to interest payable (approximately $0.9 million). Debt discount of NIS 2.2 million (approximately $0.6 million) and issuance costs of NIS 2.3 million (approximately $0.7 million) were allocated to Sapiens’ Series B Debentures and are amortized as financial expenses over the remaining term of the Sapiens Series B Debentures due in 2026. The first two principal payments of $9.9 million each for the June 2020 Series B Debentures were made on January 1, 2021 and 2022.

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

In connection with Sapiens’ offering of the Series B Debentures, Sapiens received from S&P a corporate credit rating and a rating for the Series B Debentures, which S&P Maalot affirmed, as of July 2018 and 2019, May 2020 and July 2021, as ilA+, with stable outlook.

As of the date of the financial statements included in this annual report, each of Formula, Sapiens, Magic Software and Matrix were in compliance with each of their respective financial covenants.

Cash Provided by Operating Activities

Cash flow provided by our operating activities decreased from $286.9 million in 2020 to $209.0 million in 2021, mainly resulting from a decrease in Matrix’s cash flow provided by operating activities from NIS 535.2 million (approximately $155.6 million) in 2020 to NIS 219.2 million (approximately $67.9 million) in 2021.

Net cash provided by operating activities in 2021 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to: (i) depreciation and amortization of capitalized research and development assets, other intangible assets (mainly customer relations), property, plants and equipment and operating right-of-use assets in an aggregate amount of $122.2 million; (ii) an increase in liabilities in respect of business combinations in an amount of $5.3 million; (iii) stock-based compensation expenses in an amount of $14.8 million; (iv) an increase in value of short-term and long-term loans from bank and others and deposits, net in an aggregate amount of $2.0 million; (v) an increase in trade payables in an amount of $40.1 million; (vi) a decrease in other current and long-term accounts receivable in an amount of $20.1 million; (vii) a decrease in inventories in an amount of $4.6 million and (viii) an increase in other accounts payable and employees and payroll accrual in an amount of $7.3 million, offset in part by an increase in trade receivables in an amount of $150.8 million.

Cash flow provided by operating activities in 2021 was primarily comprised of NIS 219.2 million (approximately $67.9 million) provided by Matrix, $80.5 million provided by Sapiens, $38.4 million provided by Magic Software, $6.3 million provided by Michpal, $1.1 million provided by Ofek and approximately $6.9 million provided by Zap Group, offset by $1.0 million used by Insync and $6.2 million used by Formula.

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

Cash flow provided by operating activities in 2020 was primarily comprised of NIS 535.2 million (approximately $155.6 million) provided by Matrix, $65.3 million provided by Sapiens, $57.1 million provided by Magic Software, $10.4 provided by Michpal, $5.0 provided by Ofek and approximately $0.2 million provided by Insync, offset by $6.6 million used by Formula.

Cash Used by or Provided by Financing Activities

Cash flow used by financing activities was $110.7 million in 2021, compared to cash flow provided by financing activities in an amount of $9.9 million in 2020, mainly reflecting the cumulative effect of the following financing-related transactions that occurred over the course of those years:

Year Ended December 31, 2021

In March 2021, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 40.0 million (approximately $11.9 million), of which $6.1 million was paid to non-controlling interests.

In March 2021, Magic Software declared a cash dividend to its shareholders in an aggregate amount of $10.3 million, of which $5.6 million was paid to non-controlling interests.

In April 2021, Sapiens declared a cash dividend to its shareholders in an aggregate amount of $20.3 million, of which $11.4 million was paid to non-controlling interests.

In May 2021, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 36.3 million (approximately $11.1 million), of which $5.7 million was paid to non-controlling interests in June 2021.

In August 2021, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 37.6 million (approximately $11.7 million), of which $6.0 million was paid to non-controlling interests in September 2021.

In August 2021, Magic Software declared a cash dividend to its shareholders in an aggregate amount of $11.5 million, of which $6.3 million was paid to non-controlling interests.

In November 2021, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 32.5 million (approximately $10.2 million), of which $5.2 million was paid to non-controlling interests in November.

In addition, net cash used by financing activities in 2021 was attributable to: (i) a dividend to Formula’s shareholders in an amount of $22.1 million; (ii) repayment of long-term loans from banks and others in an amount of $84.2 million; (iii) repayment of debentures in an amount of $47.0 million; (iv) repayment of lease liabilities in an amount of $44.1 million; and (v) dividends paid to non-controlling interests in subsidiaries in an amount of $63.0 million; offset in part by (a) an increase in short-term bank credit, net in an amount of $36.3 million; (b) receipt of long-term loans from banks and others in an amount of $62.7 million; and (c) proceeds from issuance of debentures, net in an amount of $50.3 million (mainly gross proceeds received by Formula for the issuance of the additional Series C Secured Debentures).

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

In addition, net cash provided by financing activities in 2020 was attributable to: (i) the issuance of Sapiens’ additional Series B Debentures in an amount of $60.3 million, excluding issuance costs of $0.3 million, in a public offering in June 2020; (ii) $108.7 million of net proceeds raised by Sapiens from a follow-on offering in the U.S. in October 2020, (iii) receipt of long-term loans in an amount of $91.0 million and (iv) exercise of employees’ stock options in subsidiaries in an amount of $5.3 million, offset, in part, by: (a) repayment of long-term loans from banks and others in an amount of $79.3 million; (b) a dividend to Formula’s shareholders in an amount of $14.9 million; (c) dividends paid to non-controlling interests in subsidiaries in an aggregate amount of $40.4 million; (d) repayment of obligations under debentures in an aggregate amount of $29.8 million; (e) repayment of lease liabilities in an amount of $33.6 million; (f) decrease of short-term bank credit, net in an amount of $29.6 million; and (g) purchase of non-controlling interests in an amount of $6.3 million.

Cash Used in Investing Activities

Net cash used in our investing activities was $110.7 million in 2021, compared to $177.0 million in 2020.

Net cash used in investing activities in 2021 was attributable to: (i) expenditures (net of cash acquired) with respect to business acquisitions in an aggregate amount of $77.2 million; (ii) purchase of property and equipment in an amount of $17.4 million; (iii) capitalization of software development and other costs in an amount of $12.8 million; and (iv) payments in conjunction with deferred payments and contingent liabilities related to business combinations in an amount of $9.2 million. This cash use was offset in part by the following cash amounts provided by investing activities in 2021: (a) proceeds from sale of property and equipment in an amount of $2.3 million; and (b) increase in short-term and long-term deposits, net in an amount of $4.8 million.

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

Company Commitments

In September 2015, Formula consummated a public offering in Israel of its Series A Secured Debentures. The debentures were listed for trading only on the TASE. In the public offering, Formula issued and sold a total amount of NIS 102,260,000 ($26.3 million) par value of Series A Secured Debentures at a purchase price equal to 100% of their par value. Formula’s Series A Secured Debentures bear a fixed interest rate of 2.8% per annum (which may vary based on the credit rating of the debentures), payable on July 2nd and January 2nd of each of the years 2016 through 2024. Issuance costs including early commitment commission of approximately NIS 1.3 million (approximately $0.3 million), were allocated to the Formula Systems Series A Secured Debentures and are amortized as financial expenses over the term of Series A Secured Debentures due in 2024.

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

In March 2019, Formula issued Series C Secured Debentures in an aggregate principal amount of NIS 300,000,000 (approximately $82.6 million), at a purchase price equal to 100% of their par value, payable in five annual installments of NIS 33 million on December 1 of each of the years 2020 through 2024, and two annual installments of NIS 67.5 million on December 1 of each of the years 2025 and 2026. The outstanding principle amount of the Series C Secured Debentures bears a fixed annual interest rate of 2.29% (which may vary based on the credit rating of the debentures), payable on December 1st and June 1st of each of the years 2019 through 2026. Issuance costs, including early commitment commission of approximately NIS 3.355 million (approximately $0.9 million), were allocated to the Series C Secured Debentures and are amortized as financial expenses over the term of the Series C Secured Debentures due in 2026.

In April 2021, Formula issued additional Series C Secured Debentures in an aggregate principal amount of NIS 160,000,000 (approximately $48.6 million) through a private placement to qualified investors in Israel. The gross proceeds received by Formula for the issuance of the additional Series C Secured Debentures in April 2021 were NIS 165.9 million (approximately $50.5 million). Debt premium of NIS 4.6 million (approximately $1.4 million) net of issuance costs of NIS 0.8 million (approximately $0.2 million) were allocated to the Series C Secured Debentures and are amortized as financial income over the remaining term of Formula’s Series A Secured Debentures due in 2026. For a description of the amounts outstanding under these debenture series and the related covenants and restrictions to which we are subject, please see “Israeli Debenture Offerings” above in this Item 5.B (“Liquidity and Capital Resources”).

We do not have material commitments for capital expenditures by Formula as of December 31, 2021 or as of the date of this annual report.

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7. Major Shareholders and Related Party Transactions— Related Party Transactions— Indemnification of Office Holders.”

Subsidiary Commitments

Our subsidiaries do not have any material commitments for capital expenditures as of December 31, 2021 or as of the date of this annual report.

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

Our subsidiaries and affiliate as of December 31, 2021 have provided bank guarantees aggregating to approximately $49.3 million as security for the performance of various contracts with customers. If our subsidiaries and affiliates were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

Our subsidiaries and affiliate as of December 31, 2021 have also provided additional bank guarantees aggregating to $8.6 million as security for rent to be paid for their offices. If our subsidiary and affiliate were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees pay amounts claimed to be due.

Pursuant to the Series A Secured Debentures and Series C Secured Debentures described above, liens have been incurred over a certain portion of our investment in outstanding shares of Matrix, Sapiens and Magic Software, in respect of the amounts shown in the table below:

	December 31, 2021
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

The net amounts that we spent on research and development activities in 2020 and 2021 were $52.6 million and $65.9 million, respectively. For more information about our research and development activities, see “Item 4. Information on the Company—Business Overview— Software Development.”

For information concerning our intellectual property rights, see “Item 4. Information on the Company— Business Overview— Intellectual Property Rights.”

D.	Trend Information

For trend information, please see the discussion in Item 4. “Information on the Company— Business Overview” and Item 5. “Operating and Financial Review and Prospects— Results of Operations.”

E.	Critical Accounting Estimates

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

Other than our joint control of TSG, in which each of we and Israeli Aerospace Industries Ltd. hold 50% of its voting power, we currently have effective control under IFRS 10 of each of our other investees, Matrix, Sapiens, Magic Software, Zap Group, Michpal, Ofek Aerial Photography and InSync, despite our lacking absolute majority of voting power in Matrix, Magic Software and Sapiens. As a result of our effective control in these investees as of December 31, 2021 and in accordance with IFRS 10, we consolidated their financial results with ours throughout the period covered by the financial statements included in Item 18 of this annual report.

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

i.	Sale of software licensing, maintenance services and post implementation consulting services

A software licensing transaction which does not require significant implementation services is considered a distinct performance obligation as the customer can benefit from the software on its own or together with other readily available resources.

We recognize revenue from software licensing transactions at a point in time when we provide the customer a right to use our intellectual property as it exists at the point in time at which the license is granted to the customer. We recognize revenue from software licensing transactions over time when we provide the customer a right to access our intellectual property throughout the license period.

We may generate revenue from sale of software licensing which includes significant implementation and customization services. In such contracts we are normally committed to provide the customer with a functional IT system and the customer can only benefit from such functional system, being the final product that would normally be comprised of proprietary licenses and significant related services. Revenues from these contracts are based on either fixed price or time and material.

Software licensing transactions which involve significant implementation, customization, or integration of the our software license to customer-specific requirements, are considered as one performance obligation satisfied over-time. The underlying deliverable is owned and controlled by the customer and does not create an asset with an alternative use to the Group. In addition, we have enforceable right to payment for performance completed throughout the duration of the contract.

Accordingly, we recognize revenue from such contracts over time, using the percentage of completion accounting method. We recognize revenue and gross profit as the work is performed based on a ratio between actual costs incurred compared to the total estimated costs for the contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first determined, in the amount of the estimated loss for the entire contract.

When post implementation and consulting services do not involve significant customization, we account for such services as performance obligations satisfied over time and revenues are recognized as the services are provided.

Revenue from maintenance is recognized over time, during the period the customer simultaneously receives and consumes the benefits provided by the our performance. When payments from customers are made before or after the service is performed, we recognize the resulting contract asset or liability.

ii.	Sale of hardware and infrastructure

Revenue from sale of hardware and infrastructure is recognized in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the goods to the customer.’.

iii.	Sale of training and implementation services

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

iv.	Revenue of contracts according to actual inputs

Revenue from framework agreements for the performance of work according to actual inputs is recognized according to the hours invested.

v.	Revenue of fixed price contracts

Revenue from fixed price contracts is recognized according to the completion rate method when all the following conditions are met: the revenue is known or can be estimated reliably, the collection of income is expected, the costs involved in performing the work are known or can be estimated, there is no material uncertainty about the our ability to complete the work and, the customer and the completion rate can be reliably estimated.

We apply a cost-based input method for measuring the progress of performance obligations that are satisfied over time. In applying this cost-based input method, we estimate the costs to complete contract performance in order to determine the amount of the revenue to be recognized. These estimated costs include the direct costs and the indirect costs that are directly attributable to a contract based on a reasonable allocation method.

In certain circumstances, we are unable to measure the outcome of a contract, but we expect to recover the costs incurred in fulfilling the contract as of the reporting date. In such circumstances, we recognize revenue to the extent of the costs incurred as of the reporting date until such time the outcome of the contract can be reasonably measured. If a loss is anticipated from a contract, the loss is recognized in full regardless of the percentage of completion.

When appropriate, we also applies a practical expedient permitted under IFRS 15 whereby if we have a right to consideration from a customer in an amount that corresponds directly with the value to the customer of our performance completed to date (for example, a service contract in which an entity bills a fixed amount for each hour of service provided), we may recognize revenue in the amount it is entitled to invoice. Deferred revenues, which represent a contract liability, include unearned amounts received under maintenance and support (mainly) and amounts received from customers for which revenues have not yet been recognized.

vi.	Allocating the transaction price

For contracts that consist of more than one performance obligation, at contract inception we allocate the contract transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis. The stand-alone selling price is the price at which we would sell the promised goods or services separately to a customer. We determine the standalone selling price for the purposes of allocating the transaction price to each performance obligation by considering several external and internal factors including, but not limited to, transactions where the specific performance obligation is sold separately, historical actual pricing practices and geographies in which we offer our products and services. If a specific performance obligation, such as the software license, is sold for a broad range of amounts (that is, the selling price is highly variable) or if we have not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain), we apply the residual approach whereby all other performance obligations within a contract are first allocated a portion of the transaction price based upon their respective stand-alone selling prices, with any residual amount of transaction price allocated to the remaining specific performance obligation.

vii.	Variable consideration

We determine the transaction price separately for each contract with a customer. When exercising this judgment, we evaluate the effect of each variable amount in the contract, taking into consideration discounts, penalties, variations, claims, and non-cash consideration. In determining the effect of the variable consideration, we normally uses the “most likely amount” method described in the Standard. Pursuant to this method, the amount of the consideration is determined as the single most likely amount in the range of possible consideration amounts in the contract. According to the Standard, variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

viii.	Costs of obtaining a contract

In order to obtain certain contracts with customers, we incur incremental costs in obtaining the contract (such as sales commissions which are contingent on making binding sales). Costs incurred in obtaining the contract with the customer which would not have been incurred if the contract had not been obtained and which we expect to recover are recognized as an asset and amortized on a systematic basis that is consistent with the provision of the services under the specific contract.

An impairment loss in respect of capitalized costs of obtaining a contract is recognized in profit or loss when the carrying amount of the asset exceeds the remaining amount of consideration that we expect to receive for the goods or services to which the asset relates less the costs that relate directly to providing those goods or services and that have not been recognized as expenses.

We have elected to apply the practical expedient allowed by IFRS 15 according to which incremental costs of obtaining contract are recognized as an expense when incurred if the amortization period of the asset is one year or less.

ix.	Revenues that include warranty services

In certain cases, we also provide a warranty for goods and services sold (i.e., extended warranties when we contractually undertake to repair any errors in the delivered software within a strictly specified time limit and/or when the scope of which is broader than just an assurance to the customer that the product/service complies with agreed-upon specifications). We have ascertained that such warranties granted by us meet the definition of service. The conclusion regarding the extended nature of a warranty is made whenever we contractually undertake to repair any errors in the delivered software within a strictly specified time limit and/or when such warranty is more extensive than the minimum required by law. Under IFRS 15, the fact of granting an extended warranty indicates that we provide an additional service. As such, we recognize an extended warranty as a separate performance obligation and allocate a portion of the transaction price to such service. In all cases where an extended warranty is accompanied by a maintenance service, which is even a broader category than the extended warranty itself, revenues are recognized over time because the customer consumes the benefits of such service as it is performed by the provider. If this is the case, we continue to allocate a portion of the transaction price to such maintenance service. Likewise, in cases where a warranty service is provided after the project completion and is not accompanied by any maintenance service, then a portion of the transaction price and analogically recognition of a portion of contract revenues will have to be deferred until the warranty service is actually fulfilled.

x.	Disaggregation of revenue

Service revenue include contracts primarily for the provision of supplies and services other than design, development, customization, implementation, software maintenance and support and software updates associated with delivery of products or proprietary software. It may be a standalone service contract or a service performance obligation which is distinct from a contract or performance obligation for design, development, customization, support and upgrade or delivery of product. Our service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the performance obligations are satisfied. Our service contracts primarily include operation-type contracts, outsourcing, consulting, remote development services, digital advertising management, training and similar activities.

Research and development expenditures

Research expenditures incurred in the process of software development are recognized in profit or loss when incurred. An intangible asset arising from a software development project or from the development phase of an internal project is recognized if we can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; our intention to complete the intangible asset and use or sell it; the ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the ability to measure reliably the respective expenditure asset during its development. We establish technological feasibility upon completion of a detailed program design or a working model.

Capitalized software costs are measured at cost less any accumulated amortization and any accumulated impairment losses on a product-by-product basis. Amortization of capitalized software costs begin when development is complete, and the product is available for use or for sale. We consider a product to be available for use when we complete its internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements. Internal validation includes the completion of coding, documentation and testing that ensure bugs are reduced to a minimum. The internal validation of the product takes place a few weeks before the product is made available to the market. In certain instances, we enter into a short pre-release stage, during which the product is made available to a selected number of customers as a beta program for their own review and familiarization. Subsequently, the release is made generally available to customers. Once a product is considered available for use, the capitalization of costs ceases and amortization of such costs to “cost of sales” begins.

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

During the years ended December 31, 2019, 2020 and 2021, no such unrecoverable amounts were identified.

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

Intangible assets excluding capitalized development costs are comprised mainly of customer-related intangible assets, backlogs, distribution rights, brand names, non-compete agreements and acquired technology and Patent, and are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The useful life of intangible assets is as follows:

Years
Customer relationship , backlog and distribution rights	3-15
Acquired technology	2-8
Patents	10
Brand names	9-15

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

iii.	Intangible assets with an indefinite useful life / capitalized development costs that have not yet been systematically amortized:

 The impairment test is performed annually, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

During the years ended December 31, 2019, 2020, and 2021, no impairment indicators were identified.

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

We have short-term financial assets such as trade receivables in respect of which we apply a simplified approach in IFRS 9 and measure the loss allowance in an amount equal to the lifetime expected credit losses.

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

We apply the low credit risk simplification in IFRS 9, according to which we assume the debt instrument’s credit risk has not increased significantly since initial recognition if on the reporting date it is determined that the instrument has a low credit risk, for example when the instrument has an external rating of “investment grade”.

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

We readjust the financial liability at the end of each reporting period based on the estimated present value of the consideration to be transferred upon the exercise of the put option.

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

Leases

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

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly
Land and Buildings	2-23	3
Motor vehicles	2-3	3

We test for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

ii.	Variable lease payments that depend on an index:

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

Share-based payment transactions

Our employees and certain service providers are entitled to remuneration in the form of equity-settled share-based payment transactions. The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (“the vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and our best estimate of the number of equity instruments that will ultimately vest.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

If we modify the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

If a grant of an equity instrument is canceled, it is accounted for as if it had vested on the cancelation date and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the canceled grant and is identified as a replacement grant on the grant date, the canceled and new grants are accounted for as a modification of the original grant, as described above.

Changes in accounting policies - initial adoption of new financial reporting and accounting standards

1.	Amendments to IFRS 9, IFRS 7, IFRS 16, IFRS 4 and IAS 39 regarding the IBOR reform:

In August 2020, the IASB issued amendments to IFRS 9, “Financial Instruments”, IFRS 7, “Financial Instruments: Disclosures”, IAS 39, “Financial Instruments: Recognition and Measurement”, IFRS 4, “Insurance Contracts”, and IFRS 16, “Leases” (“the Amendments”).

The Amendments provide practical expedients when accounting for the effects of the replacement of benchmark InterBank Offered Rates (IBORs) by alternative Risk Free Interest Rates (RFRs). The Amendments are effective for annual periods beginning on or after January 1, 2021. The Amendments are to be applied retrospectively. However, restatement of comparative periods is not required.

The adoption of the Amendments did not have an effect on the our financial statements as of January 1, 2021, since we do not have any IBOR-based hedge transactions which could be affected by the IBOR reform.

2.	Additional amendment in April 2021 to IFRS 16, “Leases”:

In view of the global COVID-19 crisis, in May 2020, the IASB issued “Covid-19-Related Rent Concessions - Amendment to IFRS 16, Leases” (the “2020 Amendment”). The objective of the 2020 Amendment is to allow a lessee to apply a practical expedient according to which Covid-19 related rent concessions will not be accounted for as lease modifications but as variable lease payments. The 2020 Amendment applies solely to lessees.

Originally, the 2020 Amendment was applicable only to a reduction in lease payments due on or before June 30, 2021. However, since the Covid-19 pandemic has continued beyond the period envisaged, the IASB updated the condition for lessees to apply the relief to a reduction in lease payments due on or before June 30, 2022 (the “2021 Amendment”). The other criteria for application of the 2020 Amendment remain unchanged.

The 2021 Amendment applies to annual reporting periods beginning on or after April 1, 2021. Early application is permitted.

The 2021 Amendment is to be applied retrospectively, recognizing the cumulative effect of initially applying the 2021 Amendment as an adjustment to the opening balance of retained earnings at the beginning of the annual reporting period in which the lessee first applies the 2021 Amendment.

The application of the Amendments will not have a material impact on the Group’s financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information about our directors and senior management as of April 30, 2022.

Name	Age	Position	Expiration of Current Term of Directorship/Office
Guy Bernstein	54	Chief Executive Officer	No formal arrangement regarding expiration of term of office
Asaf Berenstein	44	Chief Financial Officer	No formal arrangement regarding expiration of term of office
Maya Solomon-Ella	44	Chief Operational Officer	No formal arrangement regarding expiration of term of office
Marek Panek	52	Chairman of the Board of Directors	2022 annual shareholders meeting
Rafal Kozlowski	48	Director	2022 annual shareholders meeting
Ohad Melnik(1) (3)	51	Director	2022 annual shareholders meeting
Tomer Jacob(1) (2) (3)	50	External director	May 2025
Relly Danon(1) (2) (3)	51	External director	May 2025
Iris Yahal (1) (2) (3)	60	Former External Director	April 2022
Eli Zamir (1) (2) (3)	53	Former External Director	April 2022

(1)	Serves on the audit committee of our board of directors.

(2)	Serves as an external director under the Companies Law. See “Item 6. Directors, Senior Management and Employees—Board Practices—External Directors under the Companies Law; Audit Committee; Internal Auditor; Approval of Certain Transactions under the Companies Law,” below.

(3)	Serves on the compensation committee of our board of directors.

Mr. Tomer Jacob and Ms. Relly Danon serve as external directors pursuant to the provisions of the Companies Law for an initial three-year term ending on May 12, 2025, succeeding Ms. Iris Yahal and Mr. Eli Zamir, whose term as external directors ended in April 2022.

Guy Bernstein has served as our Chief Executive Officer since January 2008. Mr. Bernstein served as a member of our board of directors from November 2006 to December 2008. Mr. Bernstein served as a director of Emblaze Ltd., or Emblaze, our former controlling shareholder and a publicly traded company listed on the London Stock Exchange, from April 2004 until February 2011. From December 2006 to November 2010, Mr. Bernstein also served as chief executive officer of Emblaze, and, prior thereto, from April 2004 to December 2006, as the chief financial officer of Emblaze. Mr. Bernstein serves as the chairman of the board of directors of each of Matrix and Sapiens and as chief executive officer and director of Magic Software, where he served as the chief financial and operations officer from 1999 until 2004, when he joined Emblaze. He joined Magic Software from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he served as senior manager from 1994 to 1997. Mr. Bernstein also serves as a director of Michpal Micro Computers (1983) Ltd., a director at TSG IT Advanced Systems Ltd., and is a director at InSync staffing, all of them are subsidiaries of Formula Systems Mr. Bernstein holds a B.A. degree in accounting and economics from College of Management and is a certified public accountant in Israel.

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

Rafal Kozlowski has served as one of our directors since August 2012. From December 2020 Mr. Kozlowski has started as a President of the Management Board of Asseco Enterprise Solutions. Since June 2012 to March 2021, Mr. Kozlowski has served as Vice President of the Management Board and Chief Financial Officer of Asseco. Mr. Kozlowski but still is a member of the Asseco Group Board of Directors responsible for finance. From May 2008 to May 2012, Mr. Kozlowski served as Vice President of Asseco South Eastern Europe S.A. responsible for the company’s financial management. Mr. Kozlowski was directly involved in the acquisitions of companies incorporated within the holding of Asseco South Eastern Europe, as well as in the holding’s IPO process at the Warsaw Stock Exchange From 1996 to 1998, he served as Financial Director at Delta Software, and subsequently, from 1998 to 2003 as Senior Manager at Veraudyt. In the years 2004-2006, he was Head of Treasury Department at Softbank S.A. where he was delegated to act as Vice President of Finance at the company’s subsidiary Sawan S.A. From 2007 through June 2009, he served as Director of Controlling and Investment Division at Asseco Poland S.A. Mr. Kozlowski graduated of the University of Warsaw, obtaining Master’s degree at the Faculty of Organization and Management in 1998. He completed the Project Management Program organized by PMI in 2004, the International Accounting Standards Program organized by Ernst & Young Academy of Business in the years 2005-2006 and the Emerging CFO: Strategic Financial Leadership Program by Stanford GSB in 2019.

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

Relly Danon was elected to our board of directors as an external director in May 2022. Ms. Danon currently serves as legal counsel at Netline Communications Technologies (NCT) Ltd., a position held since 2000. In addition, Ms. Danon serves as an external director at Y.D. More Investments Ltd., a position held since 2017. From 2008 through 2017, Ms. Danon served as an external director as Mega Or Holdings Ltd. Ms. Relly also served as an external director at Jerusalem Technology Investments Ltd. from 2012 through 2014. From 2007 through 2009, Ms. Relly served as a director at Apex Portfolio Management Ltd. Mr. Relly holds a B.A. degree in law from Tel Aviv University.

Tomer Jacob was elected to our board of directors as an external director in May 2022. Mr. Jacob currently serves as a Managing Partner at Hanaco VC. From 2000 to 2021 Mr. Jacob served as a Managing Director at UBS. Mr. Jacob also currently serves as a director of Max, Israel’s second largest credit card company. Mr. Jacob holds a B.A. degree in Economics & Management and a B.Sc degree in Computer Science from the academic college of Tel Aviv–Jaffa.

Arrangements for the Election of Directors; Family Relationships

Asseco is our largest shareholder, holding 25.6% of our outstanding share capital and under its October 2017 shareholders agreement with our chief executive officer, Mr. Guy Bernstein, Asseco has been granted an irrecoverable proxy to vote an additional 1,797,973 of our ordinary shares, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of approximately 37.3% of our outstanding share capital (each of which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares. Asseco has significant influence over the election of the members of our board of directors (other than our external directors). Other than as described immediately above, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such.

Mr. Guy Bernstein and Mr. Asaf Berenstin are first cousins. Other than such relationship, there are no family relationships among our executive officers and directors.

B.	Compensation

Aggregate Compensation Paid to Directors and Executive Officers

Formula paid to its directors and executive officers, consisting of the individuals listed above in the table under “—Directors and Senior Management”, direct remuneration and provided related benefits of approximately $10.7 million, in the aggregate, with respect to 2021. This aggregate compensation amount includes amounts set aside or accrued to provide pension, retirement or similar post-employment benefits, which themselves totaled $0.1 in 2021. This aggregate compensation amount furthermore includes expenses recorded with respect to equity-based compensation in a total amount of $7.4 million for 2021.

The above aggregate compensation amount does not, however, include the following:

●	expenses, including business travel, professional and business association dues and expenses, for which Formula reimburses its officers; and

●	other fringe benefits that companies in Israel commonly reimburse or pay to their officers,

as amounts incurred for such expenses and benefits in 2021 were paid in reimbursement of activities carried out by our directors and executive officers for strict business purposes in carrying out their duties on behalf of Formula and were therefore not compensatory in nature.

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

The table below reflects the compensation paid to our five most highly compensated office holders (each of whom is a member of our management) during or with respect to the year ended December 31, 2021. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2021.

Compensation of Management(1)

Name and Position(1) (2)	Salary ($, in thousands)	Benefits And Perquisites ($, in thousands)(4)	Variable Compensation ($, in thousands)	Equity Based Compensation ($, in thousands) (5)
Guy Bernstein – CEO (6)	605	-	1,748	7,503
Asaf Berenstin – CFO (3)	-	-	125	-
Maya Solomon-Ella – COO	182	45	62	60

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements. We have three office holders who are members of management who are compensated by Formula (CEO, CFO and COO). For disclosure concerning compensation paid by us to our remaining four most highly compensated office holders (all of whom are directors), please see the table under “Compensation of Directors” below.

(2)	The executive officers listed in the table serve as employees or consultants of Formula. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2021.

(3)	Our Chief Financial Officer, Asaf Berenstin, also serves as the chief financial officer of our subsidiary Magic Software. Pursuant to an agreement between Magic Software and Formula, Mr. Berenstin allocates 40%-50% of his time to Formula. Because he is not regularly compensated by Formula, except for variable compensation and equity-based compensation, Mr. Berenstin salary is not listed in this table. In 2021 Mr. Berenstin was not entitled to equity-based compensation. As of January 2021, Mr. Berenstin, is entitled to an annual bonus in an amount equal to 0.3% of our net profit (including capital gains).

(4)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive officer, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2021 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in Note 17(b) to our consolidated financial statements, contained elsewhere in this annual report.

(6)	Under his service agreement with us, our chief executive officer, is entitled to an annual bonus in an amount equal to 3.3% of our net profit (including capital gains) after tax. An advance of 70% of the estimated bonus with respect to each year is paid over the course of the year, divided into quarterly installments, which is estimated based on our quarterly financial statements and is subject to final adjustment at the end of the year.

Compensation of Directors

The following table sets forth information with respect to compensation of our directors (none of whom served as an employee of our company) during fiscal year 2021. The fees to the directors were paid by Formula.

Name and Principal Position	Total Fees Earned or Paid in Cash ($)(1)
Marek Panek – Chairman	40,565
Rafal Kozlowski – Director	40,565
Ohad Melnick – Director	47,407
Eli Zamir – Former External Director	47,407
Iris Yahal- Former External Director	70.286

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements.

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

In June 2013, all 1,122,782 options were exercised into ordinary shares. Such ordinary shares have been deposited with a trustee and, pursuant to the terms of our 2011 Plan and the option agreement with respect to such options, our chief executive officer is not permitted to vote or dispose of them until the shares are released from the trust. All shares participate in dividends and have the right to vote, however for so long as the shares are held by the trustee (even if they have vested) the voting rights may only be exercised by the trustee. In accordance with the guidelines of our 2011 Share Incentive Plan for so long as the shares underlying any grant under the plan are being held by the trustee they will be voted by the trustee in the same proportion as the results of the other shares voting in the shareholder meeting. Only those shares for which the vesting period has expired may be collected from the trustee. On August 3, 2017 and August 22, 2017 Asseco sold 2,356,605 and 589,151, respectively, Formula ordinary shares, representing 20% of our outstanding share capital, to 11 Israeli financial institutions and to our Chief Executive Officer, respectively, in privately negotiated sales transactions. The sale resulted in a decrease of Asseco’s equity interest in Formula from 46.3% to 26.3% and its loss of control of Formula. In accordance with Mr. Guy Bernstein’s share-based award plan, that loss of control in the Company resulted in the immediate acceleration of all his unvested shares, which amounted to 350,869 as of such date. In November 2021, Mr. Bernstein sold 20,000 shares vested from his March 2012 grant. As of April 30, 2022, all 1,102,782 remaining shares were fully vested, although they remained in the trust.

Under his service agreement with us, Mr. Guy Bernstein, as our Chief Executive Officer, is entitled to a monthly salary, as well as an annual bonus in an amount equal to 3.3% of our net profit (including capital gains). An advance of 70% of the estimated bonus with respect to each year is paid over the course of the year, divided into quarterly installments, which is estimated based on our quarterly financial statements and is subject to final adjustment at the end of the year.

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

Total fair value of the grant was calculated based on Formula Systems share price on the grant date and equaled to NIS 170.7 million (NIS 279 per share). The total compensation expense we recorded in our statement of profit or loss, in accordance with accounting principles, for the year ended December 31, 2021, was NIS 23.8 million ($7.4 million).

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

For the purpose of payment of the Dividend Amounts to our chief executive officer, the Vesting Period shall be regarded as if it has commenced on January 1, 2020 (other than with respect to distributions and any related dividend amount which were made prior to the grant of the RSUs and which are explicitly excluded) and will be divided into 32 fiscal quarters (each, referred to as a Fiscal Quarter). The dividend amount within each dividend distributed to our shareholders will be released to, or set aside for, our chief executive officer together with the distribution of the dividend. The portion of the Dividend Amount to be released to our chief executive officer will in each case be based on the number of Fiscal Quarters that have lapsed at the time of distribution of the dividend. The remainder of the Dividend Amount will be set aside and paid to our chief executive officer on a pro-rata basis upon the expiration of each Fiscal Quarter until the Dividend Amount is released in full at the end of the Vesting Period for the RSUs. The total expense we recorded in our statement of profit or loss, in accordance with accounting principles, with respect to such dividend amounts for the year ended December 31, 2021 amounted to $0.1 million.

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

In the event of resignation by our chief executive officer not for Good Reason, our chief executive officer RSUs will vest, in an accelerated manner, in such portion equal to the pro-rata portion of the Vesting Period that has already lapsed (based on the full number of Fiscal Quarters that have lapsed from January 1, 2020 until the actual resignation date, including notice period). However, any Performance Based RSUs for which the applicable target was not achieved up until the resignation date (including the notice period) will expire and terminate.

Restricted Share Grants to Chief Financial Officer

On November 11 and 13, 2014, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, awarded our Chief Financial Officer, Asaf Berenstin, 10,000 restricted shares under the 2011 Plan, or the Restricted Shares. The Restricted Shares vest on a quarterly basis over a four-year period, which commenced on November 13, 2014 and concludes on November 13, 2018, provided that during such time the Chief Financial Officer will continue to serve as (i) an officer of the Company and/or (ii) an officer in one of the directly held affiliates. If the Chief Financial Officer fails to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula), then, he will be deemed to have complied with clauses (i) or (ii) above. If a change of control of the Company occurs, then all unvested Restricted Shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and amounted to $239,000 ($23.9 per share). As a result of Asseco’s sale of Formula ordinary shares representing 20% of our outstanding share capital in August 2018, as described above, Asseco lost control of Formula. In accordance with Mr. Berenstin’s share-based award plan, such loss of control resulted in the immediate acceleration of all his unvested Restricted Shares, which amounted to 3,125 as of that date. As of April 30, 2022, all shares awarded to Mr. Berenstin are fully vested, although they remain in the trust.

On August 17, 2017, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, awarded our Chief Financial Officer, Asaf Berenstin, 10,000 additional restricted shares under the 2011 Plan. These additional restricted shares vest on a quarterly basis over a three-year period, which commenced on August 17, 2017 and concludes on August 16, 2020, provided that during such time the Chief Financial Officer continues to serve as (i) an officer of the Company and/or (ii) an officer in one of our directly held affiliates. If he fails to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula), then the Chief Financial Officer will be deemed to have complied with clauses (i) or (ii) above. Notwithstanding the foregoing, if a change of control of Formula occurs, then all unvested additional restricted shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and amounted to $371,000 ($37.11 per share). In June 2020, Mr. Berenstin sold in the open market 9,167 of the shares granted to him under this grant. As of April 30, 2022, 833 shares still remain in the trust.

On March 13, and 14, 2021, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, awarded our Chief Financial Officer, Asaf Berenstin, 21,000 additional restricted shares under the 2021 Plan. These additional restricted shares vest on a quarterly basis over approximately five-year period, with 3,750 restricted shares, approximately 18% of the grant, vesting on the grant date with the remaining amount vested in 23 quarterly equal amounts of 750 restricted shares per quarter commencing on June 30, 2022 and concluding on December 31, 2027, provided that during such time the Chief Financial Officer continues to serve as (i) an officer of the Company and/or (ii) an officer in one of our directly held affiliates. If he fails to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula); then, the Chief Financial Officer will be deemed to have complied with clauses (i) or (ii) above. Notwithstanding the foregoing, if a change of control of Formula occurs, then all unvested additional restricted shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and amounted to NIS 6.7 million (approximately $2.0 million), based on a share price of NIS 318.

 Restricted Share Grants to Chief Operational Officer

On November 11 and 13, 2014, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, awarded our Chief Operational Officer, Maya Solomon, 10,000 restricted shares under the 2011 Plan. These restricted shares vest on an annual basis over a four-year period, which commenced on November 19, 2018 and concludes on November 18, 2022, provided that during such time the Chief Operational Officer continues to serve as (i) an officer of the Company and/or (ii) an officer in one of our directly held affiliates (we refer to this as the Service Condition). In the event that the Service Condition is no longer satisfied, the granted restricted shares that have not yet vested will terminate automatically and the unvested portion of the granted restricted shares will be returned to the Company within 90 days after the first day after the Service Condition is no longer satisfied, while all granted restricted shares that have vested will be transferrable to our Chief Operational Officer over a 90-day period after the last day on which the Service Condition is satisfied, unless the failure of the Service Condition to be satisfied was due to circumstances that would revoke the right to severance payments under Section 17 of the Israeli Severance Payments Law, 1963, in which case all granted restricted shares, whether or not they have vested, will automatically terminate. The total fair value of the grant was calculated based on the Formula share price on the grant date and amounted to $382,150 ($38.21 per share). As of April 30, 2022, all 10,000 restricted shares were deposited with the trustee of which 7,500 have vested with the remaining amount to be vested on November 18, 2022.

For a description of our 2011 Share Incentive Plan and our 2021 Share Incentive Plan pursuant to which options or share awards may be granted from time to time to our directors, executive officers, employees and consultants, see “Item 6.E. Share Ownership— Arrangements Involving the Issuance or Grant of Equity Awards” below.

C.	Board Practices

Pursuant to our amended and restated articles of association, or our articles, directors are generally elected at the annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Our existing board of directors may also appoint a new director to the board, assuming that the then-authorized size of the board, as last approved by our shareholders, exceeds the number of directors then serving on the board, whether due to a resignation or otherwise, in which case the newly appointed director holds office until the next annual general meeting of shareholders immediately following such appointment. Our board is currently comprised of five persons, of which each of Ohad Melnik, Tomer Jacob and Relly Danon has been determined by the board to be independent within the meaning of the Listing Rules of the Nasdaq Stock Market (or the Nasdaq listing rules), on which our ADSs are listed for trading. Mr. Jacob and Ms. Danon serve as our external directors (succeeding Ms. Iris Yahal and Mr. Eli Zamir, as of May 2022, whose third three year term as external directors ended in April 2022) as mandated under Israeli law, and are therefore subject to additional criteria to help ensure their independence. See “External Directors Under the Companies Law” below. Each of our directors, except for the external directors, holds office until the next annual general meeting of shareholders and may then be re-elected. Our officers are appointed by our board of directors.

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

The term “office holder” is defined under the Companies Law as a general manager (i.e., chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received, during his or her tenure as an external director, direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder. If, at the time of election of an external director, all other directors who are not the company’s controlling persons or their relatives are of the same gender, the external director to be elected must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

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

According to regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. A director with “accounting and financial expertise” is a director that due to his or her education, experience and skills has a high expertise and understanding in financial and accounting matters and financial statements, in such a manner which allows him to deeply understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have “professional qualifications” if he or she either (i) has an academic degree in economics, business management, accounting, law or public service, (ii) has an academic or other degree or has completed other higher education, all in the field of business of the company or relevant for his/her position, or (iii) has at least five years experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. Our board of directors has determined that each of Mr. Jacob and Ms. Danon possesses requisite financial and accounting expertise, as required of our external directors under the Companies Law.

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

In May 2022, Mr. Jacob and Ms. Danon were initially appointed for a three-year term as our external directors, each to hold office until May 2025. In accordance with the regulations under the Companies Law (Relief for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel, 2000), dual listed companies, like us, whose securities are listed on the Nasdaq Global Select Market or one of a number of other non-Israeli stock exchanges, may re-appoint an external director for additional three-year terms, in excess of the nine years as described above, if the audit committee and the board of directors confirm that, due to the expertise and special contribution of the external director to the work of the board and its committees, his or her re-appointment is in the best interests of the company. The same special majority is required for election of the external director for each additional three-year term.

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

Qualifications of Directors Generally Under the Companies Law

Under the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors (not merely external directors) who must have accounting and financial expertise (according to the same criteria described above with respect to external directors under “—External Directors Under the Companies Law”). In accordance with the Companies Law, the determination of the board should be based on, among other things, the type of the company, its size, the volume and complexity of its activities and the number of directors. Based on the foregoing considerations, our board determined that the number of directors with financial and accounting expertise in our company shall not be less than one. As described above under “—External Directors Under the Companies Law,” currently Mr. Tomer Jacob and Ms. Relly Danon have been determined by the board to possess such accounting and financial expertise.

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

Our audit committee consists of our two external directors, Mr. Tomer Jacob and Ms. Relly Danon, as well as Mr. Ohad Melnik. Each of Mr. Jacob, Ms. Danon and Mr. Melnik qualifies as an independent director under both the Nasdaq listing rules and Rule 10A-3 of the Exchange Act. The board has furthermore determined that Mr. Jacob is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert.”

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

We initially adopted a compensation policy during 2013. Our compensation policy was not re-approved at our Annual General Meeting of Shareholders that was held on December 21, 2016. In April 2018, in accordance with Section 276A(c) of the Companies Law, our compensation committee and the board determined that the approval of the compensation policy is in the best interest of the company and exercised their right to adopt the compensation policy notwithstanding it not having been approved by the shareholders at the Annual Meeting. The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

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

Our compensation committee consists of our two external directors Mr. Tomer Jacob and Ms. Relly Danon, as well as Mr. Ohad Melnik. Each of the members of our compensation committee qualifies as an independent director under the Nasdaq listing rules.

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

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Certain of our subsidiaries (Magic Software and its subsidiaries, Sapiens and its subsidiaries, Insync, Zap Group, and Michpal and its subsidiaries) participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2021 was approximately $2,450,000 for the entire Group. On a stand-alone basis, the portion allocated to Formula and its privately-held subsidiaries amounted in 2021 to $245,000. For 2022, the total premium we paid as a Group amounted to $2,300,000. On a stand-alone basis, the portion allocated to Formula and its privately-held subsidiaries with respect to 2022 amounted to $299,000.

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

The table below sets forth the average number of employees employed by us, as allocated among our eight subsidiaries in which we have effective control through December 31, 2021, during each of the last three fiscal years:

	Year ended December 31,
	2019	2020	2021
Matrix	10,337	10,658	10,820
Magic Software	2,642	3,039	3,677
Sapiens	2,959	3,438	4,044
TSG	479	468	419
Michpal	187	190	216
Ofek	-	92	94
Zap Group			301
Insync	774	572	762
Total	17,378	18,457	20,333

The table below sets forth the average number of employees employed by us, as allocated by geographical area of employment, during each of the last three fiscal years:

	Year ended December 31,
	2019	2020	2021
Israel	12,042	12,473	13,074
United States and Canada	2,949	3,006	3,569
Europe	1,012	1,405	1,756
Asia (mainly India)	1,361	1,561	1.922
South Africa	14	12	12
Total	17,378	18,457	20,333

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

As of April 30, 2022, none of our directors or officers owned any shares of our company (whether actual ordinary shares or shares issuable upon exercise of options), except for Mr. Guy Bernstein, our Chief Executive Officer, Mr. Asaf Berenstin, our Chief Financial Officer and Ms. Maya Solomon, our Chief Operational Manager, as described under “Item 6. Directors, Senior Management & Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” and “Item 6. Directors, Senior Management & Employees— Restricted Share Grants to Chief Financial Officer” above. None of the ordinary shares beneficially owned by Messrs. Bernstein and Berenstin has voting rights different from those possessed by other holders of Formula’s ordinary shares.

At the current time, based on information that he has provided to us, Mr. Guy Bernstein beneficially owns 1,797,973 of Formula’s ordinary shares, in the aggregate. Please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below for more information.

At the current time, based on information that he has provided to us, Mr. Asaf Berenstin owns 31,833 of Formula’s ordinary shares, 10,000 restricted shares, 833 restricted shares and 21,000 restricted shares which were granted to him on November 13, 2014, August 17, 2017 and March 14, 2022, respectively (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Restricted Share Grants to Chief Financial Officer” and in Note 17(b) to our consolidated financial statements contained elsewhere in this annual report). As of April 30, 2022, 14,583 restricted shares were fully vested, with the remaining 17,300 restricted shares to be vested over 23 equal quarterly periods commencing on June 30, 2022 and concluding on December 31, 2027. All restricted shares, whether vested or not, are held in the trust.

At the current time, based on information that she has provided to us, Ms. Maya Solomon owns 10,000 of Formula’s ordinary shares, which were granted to her on November 19, 2018 (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Restricted Share Grants to Chief Operational Officer” and in Note 17(b) to our consolidated financial statements contained elsewhere in this annual report). Of those shares, as of April 30, 2022, 7,500 are vested.

Arrangements Involving the Issuance or Grant of Equity Awards

Formula’s 2011 Share Incentive Plan

In March 2011, our board of directors adopted Formula’s 2011 Share Incentive Plan, which we refer to as the 2011 Plan. Pursuant to the 2011 Plan, we may grant from time to time to our and our subsidiaries’ employees, office holders (which are not Formula’s controlling shareholders) and consultants’ options to purchase, share based awards or restricted shares with respect to, up to an aggregate of 545,000 ordinary shares of Formula. The 2011 Plan is administered by our board of directors. The 2011 Plan provides that options, restricted shares or other stock-based awards may be granted, from time to time, to such grantees to be determined by our board of directors, at such exercise prices and with such vesting or other terms as shall be determined by the board at its sole and absolute discretion. Options may no longer be granted under the 2011 Plan.

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

Formula’s 2021 Share Incentive Plan

In August 2021, our board of directors adopted Formula’s 2021 Share Incentive Plan, which we refer to as the 2021 Plan. Pursuant to the 2021 Plan, we may grant from time to time to our and our subsidiaries’ employees, office holders (which are not Formula’s controlling shareholders) and consultants’ options to purchase, share based awards or restricted shares with respect to, up to an aggregate of 350,000 ordinary shares of Formula. The 2021 Plan is administered by our board of directors. The 2021 Plan provides that options, restricted shares, or other stock-based awards may be granted, from time to time, to such grantees to be determined by our board of directors, at such exercise prices and with such vesting or other terms as shall be determined by the board at its sole and absolute discretion.

Of the options available for grant under the 2021 Plan, we approved the grant, in March 2022, of 21,000 restricted shares to our Chief Executive Officer and an aggregate of 2,400 restricted shares to employees of the Company. Please see “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of those grants.

Equity Incentive Plans of Our Subsidiaries

Our subsidiaries generally have equity incentive plans pursuant to which qualified directors, employees and consultants may be granted options or other share-based awards consisting of securities of the subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of Formula’s ordinary shares (including shares represented by ADSs) as of April 30, 2022 by each person known to us to be the beneficial owner of 5% or more of Formula’s ordinary shares, and by our directors and executive officers as a group, based on information provided to us by our shareholders or disclosed in public filings with the SEC. None of the holders of the ordinary shares listed in the below table has voting rights different from other holders of Formula’s ordinary shares. Except where indicated otherwise, we believe, based on information furnished by these owners, that each of the beneficial owners of Formula’s ordinary shares listed below has sole investment and voting power with respect to such shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A.(3)	5,713,574	37.3%
Guy Bernstein(4)	1,797,973	11.7%
Harel Insurance Investments & Financial Services Ltd. (5)	1,339,004	8.7%
Menora Mivtachim Holdings Ltd.(6)	1,108,674	7.2%
Clal Insurance Enterprises Holdings Ltd. and affiliates (7)	1,071,826	7.0%
Meitav Dash Investments Ltd. (8)	1,006,355	6.6%
Phoenix Holdings Ltd.(9)	945,059	6.2%
Yelin Lapidot Holdings Management Ltd. (10)	795,017	5.2%
All directors and executive officers as a group (8 persons)(11)	1,820,056	11.9%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares underlying options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the ownership percentage of the person holding such options but are not deemed outstanding for computing the ownership percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 15,317,667 ordinary shares (including shares represented by ADSs, and shares subject to restrictions and repurchase by us) issued and outstanding as of April 30, 2022.

(3)	Based on Amendment No. 4 to Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on September 18, 2020 and on a written notification received from Asseco in March 2022. Includes 1,797,973 ordinary shares owned by Mr. Guy Bernstein, with respect to which Asseco currently possesses the voting rights pursuant to a voting agreement between Asseco and Mr. Bernstein. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Based on Amendment No. 3 to Schedule 13D filed by Mr. Bernstein with the SEC on September 18, 2020 and on a written notification received from Mr. Bernstein in March 2022. Consists of (a) (i) 260,040 ordinary shares, and (ii) an additional 1,102,782 ordinary shares, all of which are held in trust for Mr. Bernstein, and (b) an additional 435,151 ordinary shares, of which (iii) 305,488 are held by Mr. Bernstein and (iv) 129,663 are held in trust for Mr. Bernstein. Asseco currently possesses the voting rights to all such shares pursuant to a voting agreement between Asseco and Mr. Bernstein.

(5)

Based on Amendment No. 4 to Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on January 31, 2022. Harel Insurance is a publicly held Israeli corporation. Out of the 1,339,004 ordinary shares beneficially owned by Harel Insurance as of December 31, 2021: (i) 1,210,485 are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions;, and (ii) 128,519 ordinary shares are beneficially held for Harel Insurance’s own account.

(6)	Based on written notification received from Menora Mivtachim Holdings Ltd., or Menora Holdings, on April 4, 2022. As of March 31, 2022 such ordinary shares are beneficially owned by Menora Holdings and by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings. The economic interest or beneficial ownership in a portion of the foregoing ordinary shares (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares) is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the mutual funds, provident funds, or pension funds, as the case may be.

(7)	Based on Amendment No. 5 to Schedule 13G/A filed by Clal Insurance Enterprises Holdings Ltd., or Clal, with the SEC on February 10, 2022. Clal is a publicly held Israeli corporation. All 1,071,826 ordinary shares beneficially owned by Clal as of December 31, 2021 are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions

(8)	Based on Amendment No.6 to Schedule 13G/A filed by Meitav Dash Investments Ltd., or Meitav Dash, with the SEC on February 2, 2022. The ordinary shares held by Meitav Dash as of December 31, 2021, are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Meitav Dash. The Meitav Dash subsidiaries operate under independent management and make independent investment decisions and has no voting power in the securities held in clients’ accounts. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Out of the 1,006,355 ordinary shares beneficially owned by Meitav Dash: (i) 624,527 are held by Meitav Dash Provident Funds and Pension Ltd. (ii) 195,025 ordinary shares are beneficially held for Meitav Dash Portfolio Management Ltd., and (iii) 186,803 ordinary shares are beneficially held for Meitav Tachlit Mutual Funds Ltd.

(9)	Based on written notification received from Phoenix Holdings Ltd. on April 4, 2022. The ordinary shares held by Phoenix Holdings are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Holdings, or the Phoenix Subsidiaries. The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. As of Mach 31, 2022, the securities reported herein were held as follows: (i) Excellence trust funds: 216,980;; and (ii) Partnership for Israeli shares and partnership for investing in shares indexes: 728,079. (All ownership rights in these partnerships belong to companies that are part of Phoenix Group. The amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement)

(10)

Based on Amendment No. 3 to Schedule 13G/A filed by Yelin Lapidot on February 7, 2022. Out of the 795,017 ordinary shares beneficially owned by Yelin as of December 31, 2021: (i) 530,081 are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident, and (ii) 264,936 are beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin. Messrs. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot Holdings. The ordinary shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds. Each of Yelin, Yelin Provident, Yelin Mutual and Messrs. Yelin and Lapidot disclaims beneficial ownership of the subject ordinary shares.

(11)	Includes the shares beneficially owned by Guy Bernstein described in note (4) above, as well as 14,583 vested restricted shares granted to Asaf Berenstin, the Company’s Chief Financial Officer, on November 13, 2014, on August 17, 2017 and on March 14, 2022, under the Company’s 2011 and 2021 Employee and Officer Share Incentive Plans. Besides Mr. Bernstein, Mr. Berenstin, and Ms. Maya Solomon-Ella, the Company’s Chief Operations Officer (who was granted 10,000 restricted shares in November 2018, of which 7,500 are vested), none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options).

Recent Significant Changes in Holdings of Major Shareholders

On March 22, 2020, Asseco acquired an additional 37,755 of our ordinary shares, representing 0.25% of our outstanding share capital as of March 31, 2020, in the open market.

On June 11, 2020, Mr. Bernstein sold 154,000 of our ordinary shares, representing 1% of our outstanding share capital, to an Israeli financial institution, in privately negotiated sale transaction. The selling price in that transaction was NIS 260.00 per share.

On November 29, 2021, Mr. Bernstein sold 20,000 of our ordinary shares, representing 0.13% of our outstanding share capital, in the open market. The sales price in that transaction was NIS 368.56 per share.

As a result of its transactions, Asseco’s ownership of our outstanding share capital as of April 30, 2022 is 37.3%.

As of April 30, 2022, we had two shareholders of record, one of which was a United States record holder. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders (including shares represented by ADSs) are recorded in the name of our Israeli share registrar, Israel Discount Bank Limited’s registrar company. All of our ordinary shares (including shares represented by ADSs) have equal voting rights. However, under applicable Israeli law, the shares that we have repurchased and currently hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

As of April 30, 2022, 152,351 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York Mellon, representing approximately 1% of our outstanding ordinary shares. As of that date, there were approximately 10 registered holders of our ADSs, of whom approximately eight record holders were United States residents. Such number of record holders is not representative of the actual number of beneficial holders of our ADSs in the United States.

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

Office Holders’ Insurance

In November 2020, our shareholders approved our obtaining one or more renewals of our directors and officers (D&O) liability insurance, reflecting certain increases in coverage, for a period of up to three years.

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

Pursuant to the foregoing approval, we have obtained an insurance policy covering the Formula Group’s D&O liability. Our subsidiaries participate in the premium payments of the insurance policy, on a proportional basis. The current coverage of that policy is up to a maximum of $40.0 million both per incident and in the aggregate, plus $10.0 million of Side A DIC coverage, for a total annual premium of $1,150,000 for the period starting on February 14, 2020 and ending on February 13, 2021. On February 14, 2021, we have renewed our insurance policy covering the Formula Group’s D&O liability for another year for a total annual premium of $2.4 million to be allocated between our subsidiaries excluding Matrix. On February 14, 2022 we have renewed our insurance policy covering the Formula Group’s D&O liability for another year for a total annual premium of $2.30 million to be allocated between our subsidiaries excluding Matrix.

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

Services Provided to Asseco

During 2021, Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in a total amount of approximately $3.2 million. For historic reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis (with no margin to Asseco).

Fees Paid for Board Services in Affiliates

Sapiens paid us approximately 30,000 US dollar in respect of their share of the director’s fees of Guy Bernstein, their Chairman, for the year ended December 31, 2021.

Matrix paid us approximately 37,000 US dollar in respect of their share of the director’s fees of Guy Bernstein, their Chairman, for the year ended December 31, 2021.

Mr. Bernstein serves as the Chief Executive Officer of Formula.

Other Transactions

As of December 31, 2021, we had trade payables balances due to, and trade receivables balances due from, our related parties in amounts of approximately $3.2 million and $0.9 million, respectively.

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

Export Sales

In 2021, 37% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see “Item 4.—Information on the Company— Business Overview— Geographical Distribution of Revenues.”

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

Legal Proceedings Related to Formula’s CEO’s RSU Grant

On November 23, 2020, Olir Trade and Industries Ltd. (“Olir”) filed a derivative action and a motion to certify a derivative action, with the District Court (Economic Division) of Tel Aviv-Jaffa, Israel (Derivative Action No. 58348-11-20) (the “Claim” and the “Motion to Certify”, respectively) (as reported in our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 9, 2020). In the framework of the Motion to Certify, Olir requested permission to file the Claim, on our behalf, against each of our five directors, as well as our chief executive officer, Mr. Guy Bernstein, and chief financial officer, Mr. Asaf Berenstin, as defendants. We and the named defendants are all listed as respondents to the Motion to Certify. The Claim challenges the legality, under the Companies Law, of compensation awarded to the our chief executive officer and chief financial officer, including past engagements with our chief executive officer and our compensation committee and board of directors recent re-approval (as reported in our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 4, 2020), of the eight-year equity-based award of compensation—in the form of 611,771 restricted share units— to our chief executive officer. The Claim includes allegations of breaches of fiduciary duties (duty of care and duty of loyalty) and the oppression of minority shareholders and unjust enrichment. The Claim seeks an accounting from the defendants as to the alleged harm caused to Formula Systems, as well as compensation to Formula Systems for such harm. The Claim also seeks a declaratory order preventing the board of directors from using voting powers allegedly granted to it under agreements related to our ADSs. We reject all claims made by Olir and believe that all actions taken by our board of directors and our committees were taken in accordance with the Companies Law, for Formula’s benefit, and based upon advice of legal counsel. All respondents intend to vigorously defend against the Motion to Certify, and on May 13, 2021, all respondents filed their responses to the Motion to Certify.

On May 19, 2021, we filed a motion asking the court to order Olir to deposit a guarantee for our costs in the proceedings. On June 23, 2021, Olir filed its response to the motion. A pre-trial hearing is scheduled for June 2, 2022. We and Olir started mediation proceedings, with the first mediation meeting having taken place on February 16, 2022. At this early stage of the proceedings, we cannot predict the outcome of the proceedings.

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

The arbitrator hearing this proceeding rendered his decision in July 2021 and determined that Magic Software should pay final damages in an amount of $1.6 million (approximately NIS 5,316,000). Our financial results of operations of 2021 included a net impact of $1.6 million resulting from the arbitration expenses.

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

Legal Proceedings related to Zap Group:

On December 24, 2019, a motion for the approval of a class action (#60508-02-20), in an amount of NIS 793,800,000, was filed against Zap Group with the Israeli district court (central district), claiming that Zap Group had allegedly generated income illegally from paying customers through the ‘ZAP’s price comparison’ website. At the pre-trial hearing, it was decided that the plaintiffs would file an explanation to the court as to why they believed they were fit to serve as class action plaintiffs and why they had performed prohibited clicks on their competitor’s websites through Zap Group’s website. In addition, the plaintiffs were requested to update whether they were willing to reduce the amount of the claim. On July 15, 2021, the plaintiffs filed a motion to reduce the amount of the claim to NIS 63 million. On December 15, 2021, a pre-trial hearing took place, in which the court clarified that it does not intend to interfere with Zap Group’s business considerations regarding the click filtering mechanisms that it operates. The court recommended that the plaintiffs reach an agreed solution with Zap Group on the issue of the necessary disclosure that Zap Group should include in its contracts with customers (as available on its website). The parties were requested to file a joint notice in accordance with the court’s recommendation by January 15, 2022. The plaintiffs submitted a request for an extension to file the notice. On April 5, 2022, the plaintiffs filed a notice with the court stating that they had not reached agreements with Zap Group and therefore seek to set the case for evidentiary hearing. A date for a hearing has not yet been set. As this claim was filed against Zap Group prior to its acquisition by Formula, any potential liability of Zap Group resulting from the proceedings is covered by the indemnification obligations of the former shareholders of Zap Group to Formula.

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

Formula

Under Formula Systems’ dividend policy adopted by our board of directors, sums that are not planned to be used for investments in the near future may be distributed to its shareholders as a cash dividend, to the extent that our performance allows such distribution. In the three most recent fiscal years (and in 2022 up to the date of this annual report), Formula has made the following distributions:

In March, 2022, Formula declared a cash dividend to its shareholders of NIS 2.56 per share (approximately $0.78 per share), which was paid in April 2022. The aggregate amount distributed by Formula was approximately $12.0 million.

In August 2021, Formula declared a cash dividend to its shareholders of NIS 2.53 per share (approximately $0.79 per share), which was paid in September 2021. The aggregate amount distributed by Formula was approximately $12.1 million.

In February 2021, Formula declared a cash dividend to its shareholders of $ NIS 2.16 per share (approximately $0.65 per share), which was paid in March 2021. The aggregate amount distributed by Formula was approximately $10.0 million.

In August 2020, Formula declared a cash dividend to its shareholders of $ NIS 1.77 per share (approximately $0.52 per share), which was paid in September 2020. The aggregate amount distributed by Formula was approximately $7.9 million.

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

Magic Software

On August 2017, Magic Software’s board of directors amended its dividend distribution policy, whereas, each year Magic Software will distribute a dividend of up to 75% of its annual net income attributable to its shareholders (previously 50%), subject to applicable law. Magic Software’s board of directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions or decide not to distribute a dividend. The dividend is to be distributed on a semi-annual basis.

In March 2022, Magic Software declared a cash dividend to its shareholders of $0.216 per share (or approximately $10.6 million, in the aggregate), which was paid during April 2022, of which $5.8 million was paid to non-controlling interests.

In August 2021, Magic Software declared a cash dividend to its shareholders of $0.234 per share (or approximately $11.5 million, in the aggregate), which was paid during September 2021, of which $6.3 million was paid to non-controlling interests.

In March 2021, Magic Software declared a cash dividend to its shareholders of $0.21 per share (or approximately $10.3 million, in the aggregate), which was paid during April 2021, of which $5.6 million was paid to non-controlling interests.

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

In November 2021, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 32.5 million (approximately $10.2 million), of which $5.2 million was paid to non-controlling interests in November.

In August 2021, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 37.6 million (approximately $11.7 million), of which $6.0 million was paid to non-controlling interests in September 2021.

In May 2021, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 36.3 million (approximately $11.1 million), of which $5.7 million was paid to non-controlling interests in June 2021.

In March 2021, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 40.0 million (approximately $11.9 million), of which $6.1 million was paid to non-controlling interests.

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

Sapiens

In August 2019, Sapiens’ board of directors adopted a dividend policy. Under that policy, on an annual basis, after publishing its annual audited consolidated financial statements in its annual report on Form 20-F, Sapiens’ board of directors will announce the distribution of a cash dividend in an amount of up to 40% of its annual net income attributable to its shareholders (on a non-GAAP basis). Sapiens’ board of directors may change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions and/or decide not to distribute a dividend. The distribution of dividends will be made in compliance with Cayman Islands law. Since the adoption of this dividend policy, Sapiens has declared cash dividends on an annual basis, most recently in amounts of $0.14 per share, $0.37 per share and $0.47 per share, or $7 million, $20.2 million and $25.9 million, in the aggregate, which were paid in June 2020 and May 2021, and which is scheduled to be paid in May 2022, respectively. In May 2022, Sapiens’ board of directors amended its dividend distribution policy, whereby Sapiens’ dividend is to be distributed on a semi-annual basis.

B.	Significant Changes

Since the date of our consolidated financial statements included in this annual report, there has not been a significant change in our company.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares have been trading on the TASE under the symbol “FORTY” since our initial public offering in 1991.

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

Israeli Resident Corporations

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate since 2018 has been 23%.

Non-Israeli Resident Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (23% in 2018 and thereafter) if generated by a company, or at the rate of 25% or 30%, if generated by an individual. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2018 and thereafter) unless contrary provisions in a relevant tax treaty apply.

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

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income allocated and accrued during the benefits period of an AE are subject to withholding tax at the rate of 15% (if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period, except with respect to an FIC, in which case the 12 year limit does not apply) or 20% with respect to PFE. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Beneficiary/Preferred income). Sapiens received a Tax Ruling under which dividends paid by Sapiens to Israeli shareholders who are individuals will be subject to withholding tax at source at the rate of 25% and in case of Israeli resident corporations— 0%, regardless the source of the dividends. We cannot guarantee that the Tax Ruling will be extended beyond December 31, 2022.

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

Sapiens received a Tax Ruling according to which dividends paid by Sapiens to non-Israeli (individuals and corporations) will be subject to withholding tax at source at a rate of 25%. We cannot guarantee that the Tax Ruling will be extended beyond December 31, 2022.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 647,640 for 2021 (approximately $0.2 million), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2021.

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

As an alternative to making a QEF election, a U.S. holder of PFIC stock that is “marketable stock” (e.g., “regularly traded” on the Nasdaq Global Select Market) may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder’s holding period for our ordinary shares or ADSs. Special rules apply if a U.S. holder makes a mark-to-market election after the first year in its holding period in which we are a PFIC. As a result of such an election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares or ADSs at the end of the taxable year and such U.S. holder’s tax basis in such shares at that time. Any gain under this computation, and any gain on an actual disposition of our ordinary shares or ADSs in a taxable year in which we are PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of our ordinary shares or ADSs in a taxable year in which we are PFIC, would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking our ordinary shares or ADSs to market will not be allowed, and any remaining loss from an actual disposition of our ordinary shares or ADSs generally would be capital loss. A U.S. holder’s tax basis in its ordinary shares or ADSs is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to our ordinary shares or ADSs for the ordinary shares or ADSs to be considered “regularly traded” or that our ordinary shares or ADSs will continue to trade on the Nasdaq Global Select Market. Accordingly, there are no assurances that our ordinary shares or ADSs will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares or ADSs held or subsequently acquired by an electing U.S. holder and can only be revoked with consent of the IRS (except to the extent our ordinary shares or ADSs no longer constitute “marketable stock”).

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2021. We currently expect that we will not be a PFIC in 2022. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares or ADSs in the event that we qualify as a PFIC.

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

We are currently subject to the information and periodic reporting requirements of the Exchange Act that are applicable to foreign private issuers. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the United States Securities and Exchange Commission under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act. Our SEC filings are filed electronically on the EDGAR reporting system and may be obtained through that medium. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that web site is http://www.sec.gov. The Exchange Act file number for our Securities and Exchange Commission filings is 000-29442.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate and Currency Exchange Rate Fluctuations; Impact of Inflation

In light of the nature of our activities, we invest our cash and cash equivalents primarily in short-term and long-term deposits. As of December 31, 2021, substantially all of the cash that we held was invested in dollar, Euro, Indian Rupee, and British Pound accounts bearing interest based on LIBOR, and NIS accounts bearing interest based on the Israeli prime rate. Given the current low interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings from our financial assets would be negligible, holding other variables constant.

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

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

A hypothetical 10% devaluation or appreciation of foreign currencies (primarily the NIS, GBP, Euro, Japanese yen, PLN and INR) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2021 sales revenues of approximately $167.0 million or $197.0 million, respectively.

In addition, a hypothetical 10% devaluation of the dollar against the NIS in the year ended December 31, 2021 would have impacted mainly the outstanding Series A Secured Debentures, outstanding Series C Secured Debentures issued by Formula and the outstanding loan extended to Magic Software by a leading Israeli institutional investor in November 2016 (each of which is described above under “Item 5.B. Liquidity and Capital Resources”), which remaining principal amounts as of December 31, 2021 were valued at NIS 104.7 million, NIS 376.4 million and NIS 34.4 million, respectively, by increasing financial expenses by approximately $18.4 million in 2021.

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

Fluctuations in Market Price of Securities We Hold

We hold the securities of three subsidiaries— Magic Software, Sapiens and Matrix,— which are companies whose securities are listed for trading on the Nasdaq Global Market, Nasdaq Global Select Market and/or the TASE. We consider these holdings as long-term holdings. We are exposed to the risk of fluctuation of the price of these companies’ securities. All of these publicly traded companies have experienced significant historical volatility in their stock prices. Fluctuations in the market price of our holdings in these companies may result in the fluctuation of the value of our assets. We typically do not attempt to reduce or eliminate our market exposure on these securities.

Generally, we do not hold nor have we issued, to any material extent, any derivatives or other financial instruments for trading purposes except for our Series A Secured Debentures, Series B Convertible Debentures (matured in March 2019) and Series C Secured Debentures issued pursuant to our public offerings in Israel on the TASE.

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

Fees and charges payable by our ADS holders

The Bank of New York Mellon, which we refer to as the Depositary, serves as the depositary for our ADS program. Pursuant to the deposit agreement by and among our company, the Depositary and owners and holders of our ADSs, which we refer to as the Deposit Agreement, ADS holders may be required to pay various fees to the Depositary. In particular, the Depositary may charge the following fees to any party depositing or withdrawing ADSs, or to any party surrendering American Depositary Receipts (which we refer to as ADRs) that represent the ADSs, or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock involving the ADRs or any deposited ADSs underlying the ADRs or a distribution of ADRs pursuant to a distribution of underlying shares), as applicable:

●	taxes and governmental charges;

●	such registration fees as may from time to time be in effect for the registration of transfers of shares generally on our share register and applicable to transfers of shares to the name of the Depositary or its nominee or agent in connection with making deposits or withdrawals under the Deposit Agreement;

●	such cable, telex and facsimile transmission expenses as are expressly provided for in the Deposit Agreement;

●	such expenses as are incurred by the Depositary in the conversion of foreign currency;

●	a fee of $5.00 or less per 100 ADSs (or portion thereof) for the execution and delivery of ADRs (including in connection with distributions of shares or rights by us) and in connection with the surrender of receipts and withdrawal of the underlying shares;

●	a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement, including in connection with distributions of shares or rights;

●	a fee for the distribution of securities in connection with certain distributions, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities but which securities are instead distributed by the Depositary to ADR holders; and

●	any other charges payable by the Depositary or any of its agents in connection with the servicing of ADSs or other deposited securities underlying the ADRs.

Amounts received from the Depositary

We do not receive any fees directly or indirectly from the Depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2021. Based on such evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2021, the Company’s disclosure controls and procedures are effective.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business of Menarva Ltd., 9540 Y.G. Soft I.T Ltd. and Enable IT LLC., that were acquired during 2021 and included in our 2021 consolidated financial statements and constituted 0.7% of total assets and 1.3% of the net assets as of December 31, 2021, and 1.1% and 1.4% of revenues and net income, respectively, for the year then ended.

Attestation Report of the Registered Public Accounting Firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2021 is provided on page F-2, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2021 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Tomer Jacob, who serves on the audit committee of our board of directors, qualifies as our “audit committee financial expert,” as defined under the rules and regulations of the SEC.

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

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions with respect to its requirements described in the above paragraph will be publicly disclosed by us via a report on Form 6-K in accordance with the regulations of the SEC. No such amendment was adopted, nor waiver provided, by us during the fiscal year ended December 31, 2021.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Formula and its subsidiaries and affiliate company paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (which we refer to as Kost Forer), to the Company for the years ended December 31, 2020 and December 31, 2021, respectively:

	Year Ended December 31,
	2020	2021
	(US dollars in thousands)
Services Rendered
Audit (1)	$2,042	$1,887
Tax and other (2)	$547	$552
Total	$2,589	$2,439

(1)	The audit fees for the years ended December 31, 2020 and 2021 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.

(2)	Tax fees for the years ended December 31, 2020 and 2021 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

Formula paid the following fees for professional services rendered by Kost Forer to the Company (on a stand-alone basis, excluding services provided to the subsidiaries and affiliates of the Company) for the years ended December 31, 2020 and December 31, 2021, respectively:

	Year Ended December 31,
	2020	2021
	(US dollars in thousands)
Services Rendered
Audit (1)	$96	$96
Tax and other (2)	$45	$41
Total	$141	$137

(1)	The audit fees for the years ended December 31, 2020 and 2021 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.

(2)	Tax fees for the years ended December 31, 2020 and 2021 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

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

ITEM 16H. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted on the pages below:

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.
1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
2.2	Description of Ordinary Shares of Formula Systems (1985) Ltd.*
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (4)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(5)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan, as amended(6)
4.4	Formula Systems (1985) Ltd. Compensation Policy(7)
8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kasierer, A Member of Ernst & Young Global*
15.2	Consent of KDA Audit Corporation*

*	Filed herewith.

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).

(2)	Incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.

(3)	Incorporated by reference to Exhibit 2.2 to the annual report on Form 20-F for the year ended December 31, 2019, filed by the registrant with the Securities and Exchange Commission on June 29, 2020.

(4)	Incorporated by reference to Exhibit 99.2 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.

(5)	Incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F for the 2008 fiscal year filed by the registrant with the Securities and Exchange Commission on April 27, 2009.

(6)	Incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F for the 2013 fiscal year filed by the registrant with the Securities and Exchange Commission on April 30, 2014.

(7)	Incorporated by reference to Appendix A to Exhibit 99.2 to the report on Form 6-K furnished by the registrant to the Securities and Exchange Commission on November 16, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Guy Bernstein	May 16, 2022
	Guy Bernstein	Date
Chief Executive Officer

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

FORMULA SYSTEMS (1985) LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Formula Systems (1985) Ltd. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We did not audit the financial statements of Magic Software Japan K.K., a wholly-owned subsidiary of Magic Software Enterprises Ltd., which reflect total assets constituting 0.2% as of December 31, 2021 and 2020, and total revenues constituting 0.5%, 0.7%, 0.7% for the years ended December 31, 2021, 2020 and 2019, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Magic Software Japan K.K., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 16, 2022 expressed an unqualified opinion thereon.

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

Critical Audit Matter

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

Effective control

Description of the Matter

As described in Notes 2(3) to the consolidated financial statements, the Company consolidates various investees despite the lack of absolute majority of voting power at the general meetings of the investees. In a situation where the Company holds less than a majority of voting power in a given entity, but that power is sufficient to enable the Company to unilaterally direct the relevant activities of such entity, then the control is exercised, and the Company consolidates the entities based on effective control. As disclosed by management, the assessment of whether the Company has effective control over an investee involves management’s judgment and analysis and considers factors such as the responsibility of the various organs, the composition of the board of directors, the shareholders structure and their level of activity, the attendance of the shareholders at the general meetings and the voting patterns.

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

May 16, 2022

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

FORMULA SYSTEMS (1985) LTD.

Opinion on Internal Control over Financial Reporting

We have audited Formula Systems (1985) Ltd.’s (“the Company”) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“the COSO criteria”). In our opinion, the Company, based on our audit and the report of other auditors, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Magic Software Japan K.K, a wholly owned subsidiary of Magic Software Enterprises Ltd., whose financial statements reflect total assets and revenues constituting 0.2% and 0.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021. The effectiveness of Magic Software Japan K.K.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Magic Software Japan K.K.’s internal control over financial reporting, is based solely on the report of the other auditors.

As indicated in the accompanying Management's Annual Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business Menarva Ltd., 9540 Y.G. Soft I.T Ltd. and Enable IT LLC., that were acquired during 2021 and included in the 2021 consolidated financial statements of the Company and constituted 0.7% of total assets and 1.3% of the net assets as of December 31, 2021, and 1.1% and 1.4% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Menarva Ltd., 9540 Y.G. Soft I.T Ltd. and Enable IT LLC.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021 and the related notes and our report dated May 16, 2022 expressed an unqualified opinion thereon based on our audit and the report of the other auditors.

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

/s/ KOST FORER GABBAY & KASIERER

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

May 16, 2022

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31,
	Note	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$485,391	$501,650
Short-term deposits		25,924	30,289
Marketable securities	4	1,142	1,238
Trade receivables (net of allowances for doubtful accounts of $9,717 and $12,855 as of December 31, 2020 and 2021, respectively)		696,321	519,885
Prepaid expenses and other accounts receivable	5	72,118	83,820
Inventories		21,221	23,988

Total current assets		1,302,117	1,160,870

LONG-TERM ASSETS:
Deferred taxes	21f	46,364	39,750
Prepaid expenses, other accounts receivable and other investments		23,676	22,872

Total long-term assets		70,040	62,622

INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY METHOD	7	28,900	28,311

RIGHT-OF-USE ASSETS	16	115,833	114,414

PROPERTY, PLANTS AND EQUIPMENT, NET	8	56,886	59,176

INTANGIBLE ASSETS, NET	9	241,936	222,263

GOODWILL	10	932,854	872,424

Total assets		$2,748,566	$2,520,080

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2021	2020
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from banks and others	11,13	$175,696	$120,444
Debentures	14	48,455	41,454
Current maturities of lease liabilities	16	41,655	32,065
Trade payables		205,835	153,322
Deferred revenues		140,660	128,898
Employees and payroll accrual		207,553	190,247
Other accounts payable	12	80,411	68,976
Liabilities in respect of business combinations		7,773	8,654
Put options of non-controlling interests	2(21)(H)	39,558	35,843

Total current liabilities		947,596	779,903

LONG-TERM LIABILITIES:
Loans from banks and others	13	157,229	180,316
Debentures	14	205,035	203,070
Lease liabilities	16	84,839	91,188
Other long-term liabilities		12,183	12,191
Deferred taxes	21f	78,135	68,367
Deferred revenues		17,757	16,626
Liability in respect of business combinations		21,644	16,582
Put options of non-controlling interests	2(21)(H)	31,720	28,175
Employee benefit liabilities		12,641	15,119

Total long-term liabilities		621,183	631,634

COMMITMENTS AND CONTINGENCIES	19

EQUITY	20
Formula Systems (1985) Ltd. shareholders’ equity:
Share capital:
Ordinary shares of NIS 1 par value - Authorized: 25,000,000 shares as of December 31, 2020 and 2021; Issued: 15,862,887 as of December 31, 2020 and 2021; Outstanding: 15,294,267 as of December 31, 2020 and 2021		4,340	4,340
Additional paid-in capital		153,048	149,249
Retained earnings		358,315	324,358
Accumulated other comprehensive income		25,516	25,513
Treasury shares (568,620 shares as of December 31, 2020 and 2021)		(259)	(259)

Total equity attributable to Formula Systems shareholders		540,960	503,201
Non-controlling interests	22a	638,827	605,342

Total equity		1,179,787	1,108,543

Total liabilities and equity		$2,748,566	$2,520,080

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2021	2020	2019
Revenues:
Proprietary software products and related services		$632,986	$509,109	$438,256
Software services and other		1,771,390	1,424,809	1,262,859

Total revenues	2(13),22c	2,404,376	1,933,918	1,701,115

Cost of revenues:
Proprietary software products and related services		350,788	284,325	248,957
Other software products and related services		1,489,729	1,202,160	1,066,109

Total cost of revenues		1,840,517	1,486,485	1,315,066

Gross profit		563,859	447,433	386,049

Research and development expenses, net		65,858	52,604	46,690
Selling, marketing, general and administrative expenses		289,985	224,188	200,870

Operating income		208,016	170,641	138,489

Financial expenses	22b	29,994	29,444	22,443
Financial income		5,989	2,559	3,791

Pre-tax income before share of profits of companies accounted for at equity, net		184,011	143,756	119,837

Share of profits of companies accounted for at equity, net	7	505	1,535	1,787
Taxes on income	21h	42,614	31,269	27,201

Net income		$141,902	$114,022	$94,423

Attributable to:
Equity holders of the Company		54,585	46,776	38,820
Non-controlling interests		87,317	67,246	55,603

		$141,902	$114,022	$94,423

Net earnings per share attributable to equity holders of The Company	22d

Basic earnings per share		$3.57	$3.05	$2.56

Diluted earnings per share		$3.50	$3.01	$2.44

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Net income	$141,902	$114,022	$94,423

Other comprehensive income (loss) net of tax effect:

Amounts that will not be reclassified subsequently to profit or loss:
Actuarial gain (loss) from defined benefit plans	3,007	840	(26)
Share in net other comprehensive income (loss) of companies accounted for at equity	128	(169)	62
Adjustments arising from translating financial statements from functional currency to presentation currency	10,343	17,436	41,116

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:

Unrealized gain (loss) on debt instruments at fair value through other comprehensive income, net	-	(2)	95
Foreign exchange differences on translation of foreign operations	(10,580)	16,670	(18,823)

Total other comprehensive income (loss), net of tax	2,898	34,775	22,424

Total Comprehensive income	144,800	148,797	116,847

Total comprehensive income attributable to:
Equity holders of the Company	56,048	61,009	47,350
Non-controlling interests	88,752	87,788	69,497

	$144,800	$148,797	$116,847

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other	Treasury	Non-
	Share Capital		paid-in	Retained	comprehensive	shares	controlling	Total
	Number	Amount	capital	earnings	Loss	(cost)	interests	Equity
Balance as of January 1, 2021	15,294,267	$4,340	$149,249	$324,358	$25,513	$(259)	$605,342	$1,108,543

Net income	-	-	-	54,585	-	-	87,317	141,902

Foreign currency translation	-	-	-	-	(125)	-	(112)	(237)
Actuarial gain from defined benefit plans	-	-	-	1,460	-	-	1,547	3,007
Share in other comprehensive income of joint venture	-	-	-	-	128	-	-	128

Total other comprehensive income (loss)	-	-	-	1,460	3	-	1,435	2,898

Total comprehensive income (loss)	-	-	-	56,045	3	-	88,752	144,800

Cost of share-based payment (Note 17)	-	-	7,434	-	-	-	7,405	14,839
Dividend to Formula’s shareholders	-	-	-	(22,088)	-	-	-	(22,088)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(62,662)	(62,662)
Transactions with non-controlling interests due to holding changes, including exercise of employees’ stock options	-	-	(540)	-	-	-	3,211	2,671
Acquisition of non-controlling interests	-	-	1,005	-	-	-	(2,705)	(1,700)
Settlement of put options over non-controlling interests	-	-	(4,100)	-	-	-	(4,532)	(8,632)
Non-controlling interests arising from initially consolidated company	-	-	-	-	-	-	4,016	4,016

Balance as of December 31, 2021	15,294,267	$4,340	$153,048	$358,315	$25,516	$(259)	$638,827	$1,179,787

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other		Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	Loss	shares (cost)	interests	Equity
Balance as of January 1, 2020	15,294,267	$4,340	$120,737	$285,146	$11,676	$(259)	$474,694	$896,334

Net income	-	-	-	46,776	-	-	67,246	114,022

Foreign currency translation	-	-	-	-	14,007	-	20,099	34,106
Actuarial gain from defined benefit plans	-	-	-	396	-	-	444	840
Unrealized loss on debt instruments at fair value through other comprehensive income, net	-	-	-	-	(1)	-	(1)	(2)
Share in other comprehensive income of joint venture	-	-	-	-	(169)	-	-	(169)

Total other comprehensive income (loss)	-	-	-	396	13,837	-	20,542	34,775

Total comprehensive income (loss)	-	-	-	47,172	13,837	-	87,788	148,797

Cost of share-based payment (Note 17)	-	-	1,310	-	-	-	6,546	7,856
Dividend to Formula’s shareholders	-	-	-	(7,960)	-	-	-	(7,960)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(39,056)	(39,056)
Transactions with non-controlling interests due to holding changes, including exercise of employees’ stock options	-	-	847	-	-	-	4,459	5,306
Acquisition of non-controlling interests	-	-	(6,538)	-	-	-	(13,114)	(19,652)
Dilution in Formula’s share in Sapiens due to issuance of Sapiens’ ordinary shares	-	-	34,462	-	-	-	74,275	108,737
Settlement of put options over non-controlling interests	-	-	(1,569)	-	-	-	(4,137)	(5,706)
Non-controlling interests arising from initially consolidated company	-	-	-	-	-	-	13,887	13,887

Balance as of December 31, 2020	15,294,267	$4,340	$149,249	$324,358	$25,513	$(259)	$605,342	$1,108,543

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other	Treasury	Non-
	Share Capital		paid-in	Retained	comprehensive	shares	controlling	Total
	Number	Amount	capital	earnings	Loss	(cost)	interests	Equity
Balance as of January 1, 2019	14,750,338	$4,190	$98,008	$262,557	$3,134	$(259)	$437,767	$805,397

Impact of the adoption of IFRS 16	-	-	-	(1,187)	-	-	(1,225)	(2,412)

Balance as of January 1, 2019 (Including the impact of the adoption of IFRS 16)	14,750,338	$4,190	$98,008	$261,370	$3,134	$(259)	$436,542	$802,985

Net income	-	-	-	38,820	-	-	55,603	94,423

Foreign currency translation	-	-	-	-	8,437	-	13,856	22,293
Actuarial gain from defined benefit plans	-	-	-	(12)	-	-	(14)	(26)
Unrealized gain on debt instruments at fair value through other comprehensive income, net	-	-	-	-	43	-	52	95
Share in other comprehensive income of joint venture	-	-	-	-	62	-	-	62

Total other comprehensive income (loss)	-	-	-	(12)	8,542	-	13,894	22,424

Total comprehensive income (loss)	-	-	-	38,808	8,542	-	69,497	116,847

Issuance of shares upon conversion of convertible debentures	543,929	150	22,321	-	-	-	-	22,471
Cost of share-based payment (Note 17)	-	-	257	-	-	-	3,617	3,874
Dividend to Formula’s shareholders	-	-	-	(15,032)	-	-	-	(15,032)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(38,233)	(38,233)
Transactions with non-controlling interests due to holding changes, including exercise of employees’ stock options	-	-	(100)	-	-	-	1,053	953
Acquisition of non-controlling interests	-	-	(9)	-	-	-	(3,838)	(3,847)
Settlement of put options over non-controlling interests	-	-	260	-	-	-	5,597	5,857
Non-controlling interests arising from initially consolidated company	-	-	-	-	-	-	459	459

Balance as of December 31, 2019	15,294,267	$4,340	$120,737	$285,146	$11,676	$(259)	$474,694	$896,334

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2021	2020	2019
Reserve from debt instruments at fair value through other comprehensive income and derivatives	404	404	405
Foreign currency translation reserve arising from translating financial statements of foreign operations	(18,494)	(12,964)	(18,897)
Adjustments arising from translating financial statements from functional currency to presentation currency	45,642	40,237	32,163
Share in other comprehensive loss of companies accounted for at equity, net	(2,036)	(2,164)	(1,995)

Accumulated other comprehensive income (loss)	$25,516	$25,513	$11,676

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities:

Net income	$141,902	$114,022	$94,423
Adjustments to reconcile net income to net cash provided by operating activities:
Share of profits of companies accounted for at equity, net	(505)	(1,535)	(1,787)
Depreciation and amortization	122,184	95,507	86,932
Changes in value of debentures, net	(624)	(42)	(2,067)
Increase (decrease) in employee benefit liabilities	(220)	1,194	114
Loss (gain) from sale of property, plants and equipment	(21)	118	(23)
Stock-based compensation expenses	14,767	7,779	3,874
Changes in value of short-term and long-term loans from banks and others and deposits, net	2,030	5,482	5,621
Changes in deferred taxes, net	(7,997)	(6,348)	(13,157)
Change in liability in respect of business combinations	4,740	(643)	523
Impairment of right-of-use asset	1,439	351	-
Loss (gain) from sale and increase in value of marketable securities classified as trading	-	-	35
Amortization of premium and accrued interest on debt instruments at fair value through other comprehensive income	96	(70)	82
Change in value of dividend preference derivative in TSG	(255)	(48)	(93)

Working capital adjustments:
Decrease (increase) in inventories	4,642	(10,966)	(938)
Decrease (increase) in trade receivables	(150,818)	23,312	16,265
Decrease (increase) in other current and long-term accounts receivable	20,506	8,735	12,692
Increase (decrease) in trade payables	40,076	10,954	(18,010)
Increase in other accounts payable and employees and payroll accrual	7,255	34,859	5,937
Increase in deferred revenues	9,283	4,282	5,658
Net cash provided by operating activities	208,480	286,943	196,081

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from investing activities:

Payments for business acquisitions, net of cash acquired (Appendix C)	(77,155)	(141,364)	(52,457)
Cash paid in conjunction with deferred payments and contingent liabilities related to business combinations	(8,630)	(9,111)	(8,321)
Payments to former shareholders of consolidated company	(161)	(6,656)	(996)
Purchase of intangible assets	(872)	(2,852)	(4,399)
Purchase of other investment	(500)	-	(178)
Purchase of property and equipment	(17,352)	(16,651)	(22,379)
Proceeds from maturity and sale net of investment in debt instruments at fair value through other comprehensive income or loss, net	-	5,429	3,356
Proceeds from sale of property and equipment	2,283	693	1,660
Collection (grant) of short-term loans	303	(283)	37
Restricted deposit on account of acquisition	-	22,890	(22,890)
Dividend from companies accounted for at equity	83	3,000	-
Change in short-term and long-term deposits, net	4,641	(22,822)	8,160
Capitalization of software development and other costs	(12,832)	(9,305)	(9,808)

Net cash used in investing activities	(110,192)	(177,032)	(108,215)

Cash flows from financing activities:

Exercise of employees’ stock options in subsidiaries	2,079	5,306	953
Proceeds from issuance of ordinary shares in subsidiaries	-	108,737	-
Dividend paid to non-controlling interests	(62,993)	(40,519)	(37,656)
Dividend to Formula’s shareholders	(22,081)	(14,939)	(12,966)
Short-term bank credit, net	36,261	(29,630)	49,142
Repayment of long-term loans from banks and others	(84,241)	(79,348)	(75,548)
Receipt of long-term loans from banks and others	62,707	91,024	73,819
Proceeds from issuance of debentures, net	50,295	60,346	81,676
Repayment of long-term liabilities to office of the chief scientist	(825)	(457)	(617)
Repayment of debentures	(46,981)	(29,844)	(30,811)
Purchase of non-controlling interests	(1,700)	(6,330)	(947)
Repayment of lease liabilities	(44,086)	(33,583)	(34,500)
Cash paid due to exercise of put option by non-controlling interests	(2,565)	(21,030)	(6,532)

Net cash provided (used) by financing activities	(114,130)	9,733	6,013

Effect of exchange rate changes on cash and cash equivalents	(416)	13,340	6,295

Increase (decrease) in cash and cash equivalents	(16,258)	132,984	100,174
Cash and cash equivalents at beginning of year	501,650	368,666	268,492

Cash and cash equivalents at end of year	$485,392	$501,650	$368,666

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2021	2020	2019
A.	Supplemental cash flow information:
	Cash paid (received) in respect of:

	Interest paid	$15,344	$16,571	$15,733

	Interest received	$459	$511	$1,380

	Taxes paid (received), net	$38,393	$44,659	$39,063

B.	Non-cash activities:
	Dividend payable to Formula’s shareholders	$-	$-	$7,081
	Purchase of property and equipment	$1,627	$-	$315
	Deferred and contingent payments related to business combinations	$7,663	$5,114	$19,871
	Dividend payable to non-controlling interests	$331	$216	$1,668
	Right-of-use asset recognized with corresponding lease liability	$39,116	$20,495	$25,074
	Issuance of Formula’s ordinary shares as a result of conversion of debentures	$-	$-	$22,471

C.	Acquisition of newly-consolidated subsidiaries and activities, net of cash acquired:
	Assets and liabilities of subsidiaries consolidated as of acquisition date:

	Working capital (other than cash and cash equivalents)	1,623	(604)	1,656
	Property and equipment	(1,507)	(13,152)	(2,929)
	Goodwill and intangible assets	(108,048)	(197,258)	(98,194)
	Right-of-use assets	(2,401)	(2,324)	(1,001)
	Other long-term assets	(187)	(8,773)	(50)
	Liabilities to banks and others	6,431	10,598	5,551
	Long-term liabilities	1,306	13,739	2,180
	Lease liabilities	2,769	2,324	1,109
	Deferred tax liability, net	9,662	18,626	7,407
	Liability to formerly shareholders	1,518	7,596	1,060
	Deferred payments and contingent consideration	7,663	4,536	19,965
	Non-controlling interests at acquisition date	4,016	23,328	5,906

	Total	$(77,155)	$(141,364)	$(57,340)

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

b.	Formula is a global information technology group providing software services, proprietary and non-proprietary software solutions, software product marketing and support, computer infrastructure and integration solutions and training, integration and digital advertising solutions (the “Group”). The Group manages and operates its businesses through seven directly held subsidiaries; Matrix IT Ltd. (“Matrix”), Sapiens International Corporation N.V (“Sapiens”), Magic Software Enterprises Ltd. (“Magic Software”), Zap Group Ltd. (“ZAP Group”), Insync Staffing Solutions, Inc. (“Insync”), Michpal Micro Computers (1983) Ltd. (“Michpal”) and Ofek Aerial Photography Ltd. (“Ofek”) and one jointly controlled entity: TSG IT Advanced Systems Ltd. (“TSG”).

c.	As of the date of these financial statements, the direct effects of the Coronavirus (COVID-19) crisis on the results of the Group’s operations and business are still being felt, but these effects are considered insignificant. It is management’s opinion that during the period covered by these financial statements up to the date of approval of these financial statements, the Group’s business and financial results were not materially affected by the spread of the Coronavirus, and there were no significant developments or significant effects on any significant aspect, including liquidity, financial condition, and sources of financing.

d.	The following table presents the ownership of the Company’s seven directly held subsidiaries and one jointly controlled entity directly held as of the dates indicated (the list consists only of active companies):

	Percentage of ownership
	December 31,
	2021	2020
Matrix	48.92	49.28
Sapiens	43.64	43.96
Magic Software	45.59	45.53
Insync	90.09	90.09
Michpal	100.00	100.00
TSG(1)	50.00	50.00
Ofek	80.00	86.02
ZAP Group	100.00	-

(1)	TSG’s results of operations are reflected in the Company’s results of operations using the equity method of accounting.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	general (Cont.)

e.	Definitions:

In these financial statements:

The Company or Formula	-	Formula Systems (1985) Ltd.

The Group	-	Formula Systems (1985) Ltd. and its investees.

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Jointly controlled entities	-	Companies owned by various entities that have a contractual arrangement for joint control and are accounted for using the equity method of accounting.

Associates	-	Companies over which the Company has significant influence and that are not subsidiaries. The Company’s investment therein is included in the financial statements using the equity method of accounting.

Investees	-	Subsidiaries, jointly controlled entities, and associates.

Interested parties and controlling shareholder	-	As defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

Related parties	-	As defined in IAS 24.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

1)	Basis of presentation of the financial statements

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The financial statements for the year ended December 31, 2016 were the Company’s first consolidated financial statements prepared in accordance with IFRS. The date of transition to IFRS was January 1, 2015. For all periods up to and including the year ended December 31, 2015, the Company prepared its financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Accordingly, the Company’s first consolidated financial statements that comply with IFRS are applicable as of December 31, 2016, together with the comparative period data for the year ended December 31, 2015.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s financial statements have been prepared on a cost basis, except for certain assets and liabilities such as: financial assets measured at fair value through other comprehensive income; contingent liabilities related to business combination; and other financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss.

The Company has elected to present the profit or loss items using the function of expense method.

2)	Use of estimates, judgments and assumptions:

The preparation of the consolidated financial statements requires management to make estimates, judgments, and assumptions, that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Such judgments, estimates and assumptions are related, but not limited to effective control, contingent liabilities related to acquisitions, goodwill and identifiable intangible assets and their subsequent impairment analysis, determination of fair value of put options of non-controlling interests, legal contingencies, research and development capitalization, classification of leases, income tax uncertainties, deferred taxes, share-based compensation, as well as the determination of revenue recognition from contracts accounted for based on the estimate of percentage of completion. The Company’s management believes that the estimates, judgments, and assumptions used, are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Changes in accounting estimates are reported in the period of the change in estimate.

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

Effective control:

In a situation where the Company holds less than a majority of voting power in a given entity, but that power is sufficient to enable the Company to unilaterally direct the relevant activities of such entity, then control is exercised. When assessing whether voting rights held by the Company are sufficient to give it power, the Company considers all facts and circumstances, including: the amount of those voting rights relative to the amount and dispersion of other vote holders; potential voting rights held by the Company and other shareholders or parties; rights arising from other contractual arrangements; significant personal ties; and any additional facts and circumstances that may indicate that the Company has, or does not have the ability to direct the relevant activities when decisions need to be made, inclusive of voting patterns observed at previous meetings of shareholders.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s management has concluded that despite the lack of absolute majority of voting power at the general meetings of shareholders of Matrix, Sapiens and Magic Software, in accordance with IFRS 10, these investees are controlled by the Company. The conclusion regarding the existence of control during the years ended December 31, 2019, 2020 and 2021 with respect to Matrix, Sapiens and Magic Software, in accordance with IFRS 10, was made in accordance with the following factors:

Matrix:

The conclusion regarding the existence of control in Matrix, in line with IFRS 10, was made considering the following factors:

i)	Governing bodies of Matrix:

Decisions of Matrix’s shareholders general meeting are taken by a simple majority of votes represented at the general meeting; the annual (ordinary) general meeting adopts resolutions to elect individual directors, appoint Matrix’s independent auditors for the next year, as well as approve Matrix’s financial statements and management’s report on operations; in accordance with Matrix’s articles of association, the board of directors of Matrix is responsible for managing its current business operations and is authorized to take substantially all decisions which are not specifically reserved to Matrix’s shareholders by its articles of association, including the decision to pay out dividends; Matrix’s board of directors is composed of 5 members, 2 of whom are external directors as required by the Israeli Companies Law, 5759-1999, another one of whom is an independent director, while the remaining two directors are associated with Formula, including Formula’s chief executive officer who serves as the chairman of Matrix’s board of directors.

ii)	Shareholders structure of Matrix:

Matrix’s shareholders structure may be considered dispersed because, apart from the Company, only one shareholder (a financial institution) held more than 5% of Matrix’s voting power (approximately 10%) during the reporting period; there is no evidence that any of the shareholders has or had granted to any other shareholder a voting proxy at the general meeting; over the last six years (i.e., 2016-2021), Matrix’s general meetings were attended by shareholders representing not more than between 76% and 82% of its voting power, including the Company’s voting power. Bearing in mind that the Company presently holds approximately 48.92% of the total voting power, this means that the level of activity of Matrix’s other shareholders is relatively moderate or low. The attendance by Matrix’s other shareholders would have to be higher than 97.89% in order to deprive the Company of an absolute majority of votes at the general meeting. In accordance with voting patterns at Matrix’s shareholders’ meetings in recent years, it is the Company’s management’s belief that achieving such a high attendance seems unlikely.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Therefore, it is management’s opinion that despite the lack of an absolute majority of shares held by it in Matrix, the Company is still able to influence the appointment of directors at Matrix and therefore may affect Matrix’s directions of development as well as its current business operations.

Sapiens:

The conclusion regarding the existence of control in Sapiens, in line with IFRS 10, was made considering the following factors:

i)	Governing bodies of Sapiens:

Decisions of Sapiens’ shareholders general meeting are taken by a simple majority of votes represented at the general meeting; the annual (ordinary) general meeting adopts resolutions to appoint individual directors, choose Sapiens’ independent auditors for the next year, as well as approve the company’s financial statements and the management’s report on operations; in accordance with Sapiens’ articles of association, the board of directors of Sapiens is responsible for managing its current business operations and is authorized to take substantially all decisions which are not specifically reserved to Sapiens’ shareholders by its articles of association, including the decision to pay out dividends. Sapiens’ board of directors is composed of 6 members, 3 of whom are independent directors, and one being Formula’s chief executive officer who serves as the chairman of Sapiens’ board of directors.

ii)	Shareholders structure of Sapiens:

Sapiens’ shareholders structure is dispersed because, apart from the Company, only two financial institutions held more than 5% of the voting rights at the general meeting (representing 5.6% and 5.1%); there is no evidence that any shareholders have or had granted to any other shareholder a voting proxy at the general meeting; and, over the last five years from 2017 to 2021, Sapiens’ general meetings were attended by shareholders representing in total between 70% and 81.8% of the total voting power, including the Company’s voting power. Bearing in mind that the Company presently holds approximately 43.64% of total voting rights, this means that the level of activity of Sapiens’ other shareholders is relatively moderate or low. As of December 31, 2021, the attendance from shareholders would have to be higher than 88.71% in order to deprive the Company of an absolute majority of votes at the general meeting. In accordance with voting patterns at Sapiens’ shareholders’ meetings in recent years, it is the Company’s management’s belief that achieving such a high attendance seems unlikely.

Therefore it is of management’s opinion that despite the lack of an absolute majority of shares in Sapiens, the Company is still able to influence the appointment of directors at Sapiens and therefore may affect Sapiens’ directions of development as well as its current business operations.

Magic Software:

The conclusion regarding the existence of control in Magic Software, in line with IFRS 10, was made considering the following factors:

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i)	Governing bodies of Magic Software:

Decisions of Magic Software’s shareholders general meeting are taken by a simple majority of votes represented at the general meeting; the annual (ordinary) general meeting adopts resolutions to elect individual directors, appoint Magic Software’s independent auditors for the next year, as well as to approve Magic Software’s financial statements and the management’s report on operations; in accordance with Magic Software’s articles of association, the board of directors of Magic Software is responsible for managing Magic Software’s current business operations and is authorized to take substantially all decisions which are not specifically reserved to Magic Software’s shareholders by its articles of association, including the decision to pay out dividends; and, Magic Software’s board of directors is composed of 5 members, 2 of whom are external directors as required by the Israeli Companies Law, 5759-1999, another one of whom is an independent director and a fourth of whom is Formula’s chief executive officer, who also serves as Magic Software’s chief executive officer.

ii)	Shareholders structure of Magic Software:

Magic Software’s shareholders structure is dispersed because, apart from the Company, as of December 31, 2021, there were just two shareholders (both Israeli financial institutions) holding more than 5% of Magic Software’s voting power (representing 9.4% and 7.5% of the votes); there is no evidence that any of the shareholders have or had granted to any other shareholder a voting proxy at the general meeting; and, over the last five years from 2017 to 2021, Magic Software’s general meetings were attended by shareholders representing between 65%-87% of total voting rights. Bearing in mind that the Company presently holds approximately 45.59% of total voting right, this means that the level of activity of Magic Software’s other shareholders is relatively moderate or low. As of December 31, 2021, the attendance by shareholders would have to be higher than 91.9% in order to deprive the Company of an absolute majority of votes at the general meeting. In accordance with voting patterns at Magic Software’s shareholders’ meetings in recent years, it is the Company’s management belief that achieving such a high attendance seems unlikely.

Therefore, it is management’s opinion that despite the lack of an absolute majority of shares in Magic Software, the Company is still able to influence the appointment of directors at Magic Software and therefore may affect Magic Software’s directions of development as well as its current business operations.

4)	Non-controlling interests

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

5)	Business combinations and goodwill:

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

6)	Investment in joint arrangements:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

7)	Investments in associates:

Associates are companies in which the Group has significant influence over the financial and operating policies without having control. The investment in an associate is accounted for using the equity method.

8)	Investments accounted for using the equity method:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

9)	Functional currency, presentation currency and foreign currency:

i.	Functional currency and presentation currency:

The presentation currency of these consolidated financial statements of the Group is the U.S dollar (the “dollar”), since the Company believes that financial statements in U.S dollars provide more relevant information to its investors and users of the financial statements. The functional currency applied by Formula, on a stand-alone basis, until December 31, 2018, was the dollar. Following an examination and reevaluation of the primary economic environment in which it currently operates and expects to continue operating and taking into consideration the recent trends and its forward-looking business strategy, in accordance with the International Accounting Standard 21 (IAS 21), Formula concluded that its functional currency on a stand-alone basis commencing January 1, 2019 is the NIS. The functional currencies applied by Formula’s subsidiaries and companies accounted for at equity are the currencies of the primary economic environment in which each one of them operates.

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

10)	Cash equivalents:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

11)	Short-term and restricted deposits:

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

Sale of software licensing, maintenance services and post implementation consulting services

A software licensing transaction which does not require significant implementation services is considered a distinct performance obligation as the customer can benefit from the software on its own or together with other readily available resources.

The Group recognizes revenue from software licensing transactions at a point in time when the Group provides the customer a right to use the Group’s intellectual property as it exists at the point in time at which the license is granted to the customer. The Group recognizes revenue from software licensing transactions over time when the Group provides the customer a right to access the Group’s intellectual property throughout the license period.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group may generate revenue from sale of software licensing which includes significant implementation and customization services. In such contracts the Group is normally committed to provide the customer with a functional IT system and the customer can only benefit from such functional system, being the final product that would normally be comprised of proprietary licenses and significant related services. Revenues from these contracts are based on either fixed price or time and material.

Software licensing transactions which involve significant implementation, customization, or integration of the Group’s software license to customer-specific requirements, are considered as one performance obligation satisfied over-time. The underlying deliverable is owned and controlled by the customer and does not create an asset with an alternative use to the Group. In addition, the Group has enforceable right to payment for performance completed throughout the duration of the contract.

Accordingly, the Group recognizes revenue from such contracts over time, using the percentage of completion accounting method. The Group recognizes revenue and gross profit as the work is performed based on a ratio between actual costs incurred compared to the total estimated costs for the contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first determined, in the amount of the estimated loss for the entire contract.

When post implementation and consulting services do not involve significant customization, the Group accounts for such services as performance obligations satisfied over time and revenues are recognized as the services are provided.

Revenue from maintenance is recognized over time, during the period the customer simultaneously receives and consumes the benefits provided by the Group’s performance. When payments from customers are made before or after the service is performed, the Group recognizes the resulting contract asset or liability.

Sale of hardware and infrastructure

Revenue from sale of hardware and infrastructure is recognized in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the goods to the customer.

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

Revenue of contracts according to actual inputs

Revenue from framework agreements for the performance of work according to actual inputs is recognized according to the hours invested.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue of fixed price contracts

Revenue from fixed price contracts is recognized according to the completion rate method when all the following conditions are met: the revenue is known or can be estimated reliably, the collection of income is expected, the costs involved in performing the work are known or can be estimated, there is no material uncertainty about the Group’s ability to complete the work and, the customer and the completion rate can be reliably estimated.

The Group applies a cost-based input method for measuring the progress of performance obligations that are satisfied over time. In applying this cost-based input method, the Group estimates the costs to complete contract performance in order to determine the amount of the revenue to be recognized. These estimated costs include the direct costs and the indirect costs that are directly attributable to a contract based on a reasonable allocation method.

In certain circumstances, the Group is unable to measure the outcome of a contract, but the Group expects to recover the costs incurred in fulfilling the contract as of the reporting date. In such circumstances, the Group recognizes revenue to the extent of the costs incurred as of the reporting date until such time the outcome of the contract can be reasonably measured. If a loss is anticipated from a contract, the loss is recognized in full regardless of the percentage of completion.

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

Allocating the transaction price

For contracts that consist of more than one performance obligation, at contract inception the Group allocates the contract transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis. The stand-alone selling price is the price at which the Group would sell the promised goods or services separately to a customer. The Group determines the stand-alone selling price for the purposes of allocating the transaction price to each performance obligation by considering several external and internal factors including, but not limited to, transactions where the specific performance obligation is sold separately, historical actual pricing practices and geographies in which the Group offers its products and services. If a specific performance obligation, such as the software license, is sold for a broad range of amounts (that is, the selling price is highly variable) or if the Group has not yet established a price for that good or service, and the good or service has not previously been sold on a stand-alone basis (that is, the selling price is uncertain), the Group applies the residual approach whereby all other performance obligations within a contract are first allocated a portion of the transaction price based upon their respective stand-alone selling prices, with any residual amount of transaction price allocated to the remaining specific performance obligation.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Variable consideration

The Group determines the transaction price separately for each contract with a customer. When exercising this judgment, the Group evaluates the effect of each variable amount in the contract, taking into consideration discounts, penalties, variations, claims, and non-cash consideration. In determining the effect of the variable consideration, the Group normally uses the “most likely amount” method described in the Standard. Pursuant to this method, the amount of the consideration is determined as the single most likely amount in the range of possible consideration amounts in the contract. According to the Standard, variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Costs of obtaining a contract

In order to obtain certain contracts with customers, the Group incurs incremental costs in obtaining the contract (such as sales commissions which are contingent on making binding sales). Costs incurred in obtaining the contract with the customer which would not have been incurred if the contract had not been obtained and which the Group expects to recover are recognized as an asset and amortized on a systematic basis that is consistent with the provision of the services under the specific contract.

An impairment loss in respect of capitalized costs of obtaining a contract is recognized in profit or loss when the carrying amount of the asset exceeds the remaining amount of consideration that the Group expects to receive for the goods or services to which the asset relates less the costs that relate directly to providing those goods or services and that have not been recognized as expenses.

The Group has elected to apply the practical expedient allowed by IFRS 15 according to which incremental costs of obtaining a contract are recognized as an expense when incurred if the amortization period of the asset is one year or less.

A significant benefit of financing

In certain contracts, the Group provides the customer with financing for a period exceeding one year. In such circumstances, the Group recognizes revenue based on the amount that reflects the price that would have been paid by the customer in cash on the date of receipt of the goods or services, and the balance is recognized in finance income.

When long-term advances are received for services which the Group is to provide in the future, the Group accrues interest on the advances and recognizes finance expense over the expected period of the contract, provided that the contract contains a significant financing component. As the advances are recognized in revenue, the Group also recognizes the accrued interest as part of revenue from services.

The Group has elected to apply the practical expedient allowed by IFRS 15 according to which the Group does not separate the financing component in transactions for which the period of financing is one year or less and recognizes revenue in the amount of the consideration stated in the contract even if the customer pays for the goods or services before or subsequent to their receipt.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues that include warranty services

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

Disaggregation of revenue

Service revenue include contracts primarily for the provision of supplies and services other than design, development, customization, implementation, software maintenance and support and software updates associated with delivery of products or proprietary software. It may be a stand-alone service contract or a service performance obligation which is distinct from a contract or performance obligation for design, development, customization, support and upgrade or delivery of product. The Group’s service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the performance obligations are satisfied. The Group’s service contracts primarily include operation-type contracts, outsourcing, consulting, remote development services, digital advertising management, training and similar activities.

Revenue by products and services was as follows:

	Year ended December 31,
	2021	2020	2019
Proprietary software and related services	$632,986	$509,109	$438,256
Other products and third party	472,045	312,315	229,104
Services	1,299,345	1,112,494	1,033,755
	$2,404,376	$1,933,918	$1,701,115

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue by timing of revenue recognition was as follows:

	Year ended December 31,
	2021	2020	2019
Products and services transferred over time	$2,072,841	$1,697,312	$1,518,221
Products transferred at a point in time	331,535	236,606	182,894
	$2,404,376	$1,933,918	$1,701,115

14)	Government grants:

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

16)	Income tax:

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

The Group accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

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

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly
Land and Buildings	2-23	3
Motor vehicles	2-3	3

The Group tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

ii)	Variable lease payments that depend on an index:

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

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Land and Buildings	2 - 4
Computers, software, and peripheral equipment	20 - 33
Office furniture and equipment	6 - 33 (mainly 7)
Motor vehicles	14 - 15 (mainly 15)

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

19)	Intangible assets:

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

Research and development expenditures

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

Capitalized software costs are measured at cost less any accumulated amortization and any accumulated impairment losses on a product-by-product basis. Amortization of capitalized software costs begin when development is complete, and the product is available for use or for sale. The Group considers a product to be available for use when the Group completes its internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements. Internal validation includes the completion of coding, documentation and testing that ensure bugs are reduced to a minimum. The internal validation of the product takes place a few weeks before the product is made available to the market. In certain instances, the Group enters into a short pre-release stage, during which the product is made available to a selected number of customers as a beta program for their own review and familiarization. Subsequently, the release is made generally available to customers. Once a product is considered available for use, the capitalization of costs ceases and amortization of such costs to “cost of sales” begins.

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

During the years ended December 31, 2019, 2020 and 2021, no such unrecoverable amounts were identified.

Other intangible assets

Intangible assets excluding capitalized development costs are comprised mainly of customer-related intangible assets, backlogs, distribution rights, brand names, acquired technology and patent, and are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The useful life of intangible assets is as follows:

Years
Customer relationship, backlog and distribution rights	3 – 15
Brand names	9 – 15
Acquired technology	2 – 8
Patents	10

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

iii.	Intangible assets with an indefinite useful life / capitalized development costs that have not yet been systematically amortized:

The impairment test is performed annually, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

During the years ended December 31, 2019, 2020 and 2021, no impairment indicators were identified.

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

The Group has short-term financial assets such as trade receivables in respect of which the Group applies a simplified approach in IFRS 9 and measures the loss allowance in an amount equal to the lifetime expected credit losses.

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

The Group applies the low credit risk simplification in IFRS 9, according to which the Group assumes the debt instrument’s credit risk has not increased significantly since initial recognition if on the reporting date it is determined that the instrument has a low credit risk, for example when the instrument has an external rating of “investment grade”.

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

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability. After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest rate method, except for:

●	Financial liabilities at fair value through profit or loss, such as derivatives;

●	Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies;

●	Financial guarantee contracts; and

●	Contingent consideration recognized by an acquirer in a business combination as to which IFRS 3 applies.

ii.	Financial liabilities measured at fair value through profit or loss:

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

From time to time, the Group enters into contracts for derivative financial instruments such as forward currency contracts and options contracts to hedge risks associated with foreign exchange rates resulting from international activities and interest rate fluctuations. The derivative instruments primarily hedge or offset exposures to Euro, British Pound, Japanese Yen and New Israeli Shekel (“NIS”) exchange rate fluctuations.

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

Formula’s and its Israeli subsidiaries and companies accounted for at equity (as defined with respect to their Israeli employee contribution plans pursuant to section 14 of Israel’s Severance Pay Law, 1963 (the “Severance Pay Law”)) pay fixed contributions to those plans and will have no legal or constructive obligation to pay further contributions if the fund into which those contributions are paid does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee’s services.

Formula and its Israeli subsidiaries and companies accounted for at equity also operate a defined benefit plan in respect of severance or retirement pay to their Israeli employees pursuant to the Severance Pay Law. According to the Severance Pay Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The actuarial assumptions include rates of employee turnover and future salary increases based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to Israel’s Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation.

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

Severance expenses for the years 2019, 2020 and 2021 were $37,218, $35,897 and $48,331, respectively.

iii.	Other long-term employee benefits:

Certain employees of the Group are entitled to benefits in respect of adaptation grants. These benefits are accounted for as other long-term benefits since the Group estimates that these benefits will be utilized and the Group’s respective obligation will be settled during the employment period and more than twelve months after the end of the annual reporting period in which the employees rendered the related service.

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

Remeasurement of the net obligation is recognized in the statement of comprehensive income in the incurred period.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

27)	Share-based payment transactions:

The Group’s employees and certain service providers are entitled to remuneration in the form of equity-settled share-based payment transactions. The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (the “vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

If the Group modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

If a grant of an equity instrument is canceled, it is accounted for as if it had vested on the cancelation date and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the canceled grant and is identified as a replacement grant on the grant date, the canceled and new grants are accounted for as a modification of the original grant, as described above.

28)	Earnings per share:

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted number of ordinary shares outstanding during the period. Potential ordinary shares are included in the computation of diluted earnings per share if their conversion decreases earnings per share from continuing operations. Potential ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company’s share of earnings of subsidiaries is included based on its share of earnings per share of the subsidiaries multiplied by the number of shares held by the Company.

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

The majority of the Group’s cash and cash equivalents, bank deposits, marketable securities and other financial instruments are invested with major banks in Israel, the United States and across Europe. Management believes that these financial instruments are held in financial institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments. Cash and cash equivalents and short-term deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these banks deposits may be redeemed upon demand and therefore bear minimal risk.

The Group’s trade receivables are generally derived from sales to large organizations located mainly in Israel, North America, Europe and Asia Pacific. The Group performs ongoing credit evaluations of its customers using a reliable outside source to determine payment terms and credit limits which are approved based on the size of the customer and to date has not experienced any material losses. In certain circumstances, Formula and its subsidiaries and companies accounted for at equity may require letters of credit, other collateral or additional guarantees. From time to time, the Group’s subsidiaries sell certain of their accounts receivable to financial institutions, within the normal course of business.

The Group maintains an allowance for doubtful accounts receivable based upon management’s experience and estimate of collectability of each outstanding invoice. The allowance for doubtful accounts is determined with respect to specific debts or which collection is doubtful. The risk of collection associated with accounts receivable is mitigated by the diversity and number of customers.

Bad debt expense, net for the years ended December 31, 2019, 2020 and 2021 was $1,176, $3,188 and $1,333 respectively.

From time to time, the Group enters into foreign exchange forward and option contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to offset a portion of the Group’s non-dollar currency exposure (see Note 2 (25) above).

30)	Liquidity risk:

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

Formula and its subsidiaries and companies accounted for at equity examine cash flow forecasts on a monthly basis as well as information regarding cash balances. As of the reporting date, these forecasts indicate that the Group can expect sufficient liquid sources for covering its entire liabilities under reasonable assumptions.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

31)	Changes in accounting policies - initial adoption of new financial reporting and accounting standards:

1.	Amendments to IFRS 9, IFRS 7, IFRS 16, IFRS 4 and IAS 39 regarding the IBOR reform:

In August 2020, the IASB issued amendments to IFRS 9, “Financial Instruments”, IFRS 7, “Financial Instruments: Disclosures”, IAS 39, “Financial Instruments: Recognition and Measurement”, IFRS 4, “Insurance Contracts”, and IFRS 16, “Leases” (the “Amendments”).

The Amendments provide practical expedients when accounting for the effects of the replacement of benchmark InterBank Offered Rates (IBORs) by alternative Risk Free Interest Rates (RFRs). The Amendments are effective for annual periods beginning on or after January 1, 2021. The Amendments are to be applied retrospectively. However, restatement of comparative periods is not required.

The adoption of the Amendments did not have an effect on the Group’s financial statements as of January 1, 2021, since the Group does not have any IBOR-based hedge transactions which could be affected by the IBOR reform.

2.	Additional amendment in April 2021 to IFRS 16, “Leases”:

In view of the global Covid-19 crisis, in May 2020, the IASB issued “Covid-19-Related Rent Concessions - Amendment to IFRS 16, Leases” (the “2020 Amendment”). The objective of the 2020 Amendment is to allow a lessee to apply a practical expedient according to which Covid-19 related rent concessions will not be accounted for as lease modifications but as variable lease payments. The 2020 Amendment applies solely to lessees.

Originally the 2020 Amendment was applicable only to a reduction in lease payments due on or before June 30, 2021. However, since the Covid-19 pandemic has continued beyond the period envisaged, the IASB updated the condition for lessees to apply the relief to a reduction in lease payments due on or before June 30, 2022 (the “2021 Amendment”). The other criteria for application of the 2020 Amendment remain unchanged.

The 2021 Amendment applies to annual reporting periods beginning on or after April 1, 2021. Early application is permitted.

The 2021 Amendment is to be applied retrospectively, recognizing the cumulative effect of initially applying the 2021 Amendment as an adjustment to the opening balance of retained earnings at the beginning of the annual reporting period in which the lessee first applies the 2021 Amendment.

The application of the Amendments will not have a material impact on the Group’s consolidated financial statements.

32)	Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year’s presentation.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

i.	Formula

a.	Acquisition of ZAP Group Ltd. (“ZAP Group”)

On April 6, 2021 (the “Zap Group acquisition date”), the Company directly acquired 100% of the share capital of Zap Group, Israel’s largest group of consumer websites which manages more than 20 leading consumer websites from diverse content worlds. The websites managed and offered by Zap provide small and medium-sized businesses in Israel with a broad and rich advertising platform and offer consumers a user-friendly search experience with a variety of advanced tools, which enable them to make educated purchase decisions in the best and most informed way. The cash consideration paid at the closing amounted to approximately NIS 244,169 (approximately $74,350), or approximately NIS 216,172 (approximately $65,825) net of acquired cash. Moreover, the former shareholders of Zap are entitled to contingent consideration payments of up to NIS 60,000 (approximately $18,270) depending on the future results of operations of Zap Group during the first two years following the acquisition. The fair value of such contingent consideration, as of the acquisition date amounted to NIS 3,577 (or $ 1,089). Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. The results of Zap Group’s operations have been included in the consolidated financial statements since April 2021. Zap Group’s results of operations have been included in the consolidated financial statements from the Zap Group Acquisition Date.

The following table summarizes the provisional estimated consideration for the acquisition of Zap:

Cash consideration	$74,350
Acquisition date fair-value of contingent consideration	1,089
Total consideration	$75,439

The following table summarizes the provisional estimated fair values (1) allocated to Zap’s assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$(7,171)
Other long-term assets	8,735
Other long-term liabilities	(4,565)
Customer relationships	39,152
Trade names	8,642
Deferred tax liabilities	(10,984)
Non-controlling interests in acquiree’s subsidiary	(1,384)
Goodwill	33,400
Total assets acquired net of acquired cash	$65,825

(1)	The estimated fair values of the tangible and intangible assets in respect of the acquisition of ZAP are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value that appear are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

b.	Acquisition of Ofek Aerial Photography Ltd. (“Ofek”)

On March 13, 2020 (the “Ofek Acquisition Date”), the Company directly acquired 86.02% of the share capital of Ofek, Israel’s market leader in the fields of aerial and satellite mapping, geographic data collection and processing, and provider of services in numerous geographic applications, for a total cash consideration of NIS 27,671 (approximately $7,888), or NIS 14,303 (approximately $3,931) net of acquired cash. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. Ofek’s results of operations have been included in the consolidated financial statements since the Ofek Acquisition Date.

The following table summarizes the estimated fair values allocated to Ofek’s acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$4,857
Other long-term assets	4,817
Intangible assets	874
Dividend payable to former shareholder	(7,069)
Deferred tax, net	(34)
Non-controlling interests	(995)
Goodwill	1,481
Total assets acquired net of acquired cash	$3,931

ii.	Sapiens

a.	Acquisition of Thor Denmark Holding ApS and its subsidiaries (“TIA”)

On November 30, 2020 (the “TIA Acquisition Date”), Sapiens completed the acquisition of all of the outstanding shares of TIA, a leading vendor of digital software solutions. TIA offers comprehensive software solutions primarily for Property & Casualty insurers, as well as several innovative extension modules. Additionally, TIA offers a full scope of expert implementation, application management and hosting services, enabling insurers to execute their digital and business strategies. The purchase price amounted to $75,276 in cash (or $72,984 net of acquired cash), subject to net working capital adjustments. Acquisition related costs amounted to $719. TIA’s results of operations have been included in the consolidated financial statements from the TIA Acquisition Date.

During 2021, Sapiens and TIA’s former shareholders (the “Sellers”) agreed on the final working capital adjustments which resulted in payment of $0.8 million from the Sellers to Sapiens.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values allocated to TIA’s acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$4,045
Other long-term assets	4,254
Developed technology	10,517
Customer relationships	19,266
Backlog	163
Goodwill	58,120
Current liabilities	(4,800)
Deferred revenues	(5,742)
Deferred tax liabilities	(6,962)
Other long-term liabilities	(5,877)
Total assets acquired, net of acquired cash	$72,984

The excess of purchase consideration over the fair value of net tangible and intangible assets acquired was recorded as goodwill. The goodwill from the acquisition of TIA is primarily attributable to potential synergies with Sapiens, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss.

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

The purchase price totaled $22,487 in cash (or $21,506 net of acquired cash). At the acquisition date, Sapiens issued an aggregate of 173,005 RSUs to certain senior executives of sum.cumo, valued at a total of $4,400. The value of these grants was not included in the purchase price of sum.cumo, since their vesting is subject to both continued employment and other performance criteria. In addition, sum.cumo’s senior executives have retention-based payments over three years (2020-2023) of up to approximately $2,800. These payments are subject to continued employment, and therefore were not included in the purchase price. Acquisition related costs amounted to $561. Sum.cumo’s results of operations have been included in the consolidated financial statements from the sum.cumo Acquisition Date.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The table below presents the estimated fair value allocated to sum.cumo’s acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$466
Intangible assets	9,730
Deferred tax liabilities	(3,211)
Goodwill	14,521
Total assets acquired, net of acquired cash	$21,506

The excess of purchase consideration over the fair value of net tangible and intangible assets acquired was recorded as goodwill. The goodwill from the acquisition of sum.cumo is primarily attributable to sales growth from future products, new customers and potential synergy with Sapiens, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss.

c.	Acquisition of Delphi Technology Inc. and its subsidiary (“Delphi”)

On July 27, 2020 (the “Delphi Acquisition Date”), Sapiens completed the acquisition of Delphi, a leading vendor of software solutions for property & casualty (P&C) carriers, with a focus on the Medical Professional Liability (or “MPL”) and Healthcare Professional Liability (or “HCPL”) markets (sometimes referred to as “medical malpractice”). The total purchase price was $19,600 in cash (or $13,335 net of acquired cash). Acquisition related costs amounted to $299. Delphi’s results of operations have been included in the consolidated financial statements from the Delphi Acquisition Date.

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

The table below presents the estimated fair value allocated to Delphi’s acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(6,789)
Intangible assets	7,562
Deferred tax liabilities	(2,313)
Goodwill	14,875
Total assets acquired, net of acquired cash	$13,335

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The excess of purchase consideration over the fair value of net tangible and intangible assets acquired was recorded as goodwill. The goodwill from the acquisition of Delphi is primarily attributable to potential synergy with Sapiens, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss.

d.	Acquisition of Tiful Gemel Ltd. (“Tiful Gemel”)

On June 1, 2020 (the “Tiful Gemel Acquisition Date”), Sapiens completed the acquisition of 75% of the outstanding shares of Tiful Gemel, an Israeli company which provides software solutions and managed services related to pension and provident funds in the Israeli market, for a total cash consideration of $1,281. In addition, under the share purchase agreement, Sapiens is committed to acquire the remainder of Tiful Gemel’s outstanding shares on June 1, 2023. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss.

On July 8, 2021, Sapiens concluded the acquisition of additional 20% of the outstanding shares of Tiful Gemel for a total consideration of $390.

e.	Acquisition of Cálculo S.A.U. (“Cálculo”)

On September 27, 2019 (the “Acquisition Date”), Sapiens completed the acquisition of all of the share capital of Cálculo, a Spanish-based company engaged in insurance consulting and managed services, and develops, sells and supports a proprietary core solution to the insurance Spanish market, for a total cash consideration of $5,760 (of which $5,608 were paid in September 2019, and $152 in the first quarter of 2020). In addition, the sellers and senior executives are entitled to performance-based payments relating to achievements of various targets over three years (2019-2021) of up to $1,700. Some of these payments are subject to continued employment, and therefore were not included in the purchase price. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. The results of Cálculo’s operations have been included in the consolidated financial statements since September 2019.

The following table summarizes the estimated fair values allocated to Cálculo’s acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$47
Intangible assets	1,037
Goodwill	622
Total assets acquired, net of acquired cash	$1,706

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The excess of purchase consideration over the fair value of net tangible and intangible assets acquired was recorded as goodwill. The goodwill from the acquisition of EnableIT is primarily attributable to potential synergies with Magic Software, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

iii.	Magic Software

a.	Acquisition of EnableIT, LLC (“EnableIT”)

On April 1, 2021 (the “EnableIT Acquisition Date”), Magic Software completed the acquisition of all of the share capital of EnableIT, a U.S.-based services company, specializes in IT staffing and recruiting, for a total consideration of $ 6,000 (or 5,900 net of acquired cash) of which $ 4,000 was paid upon closing and the remaining $ 2,000 to be paid in two equal installments: one in April 1, 2022 and the second and final one in April 1, 2023. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. The acquisition was accounted for according to the purchase method. EnableIT’s results of operations have been included in the consolidated financial statements since EnableIT Acquisition Date

The following table summarizes the estimated fair values allocated to EnableIT acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(35)
Intangible assets	2,546
Other long-term assets	459
Other long-term liabilities	(1,171)
Goodwill	4,101
Total assets acquired, net of acquired cash	$5,900

The excess of purchase consideration over the fair value of net tangible and intangible assets acquired was recorded as goodwill. The goodwill from the acquisition of EnableIT is primarily attributable to potential synergies with Magic Software, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

b.	Acquisition of Menarva Ltd. (“Menrava”)

On April 1, 2021 (the “Menrava Acquisition Date”), Magic Software completed the acquisition of all of the share capital of Menarva, an Israeli-based services company which specializes in software solutions for non-profit organizations and the developer of Nativ, a proprietary comprehensive core system, based on Magic xpa, for management of rehabilitation centers for a total consideration of $5,595 (or $5,505 net of acquired cash), of which, $3,000 was paid upon closing). The remaining amount constitutes a contingent payment depending on the future operating results achieved by Menarva during 2021-2022. The fair value of the contingent consideration on the acquisition date amounted to $2,595. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The acquisition was accounted for according to the purchase method. Menrava’s results of operations were included in the consolidated financial statements of the Company commencing Menarva Acquisition Date.

The following table summarizes the estimated fair values allocated to Menarva’s acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(129)
Customer relationships	2,750
Other long-term assets	194
Other long-term liabilities	(787)
Goodwill	3,477
Total assets acquired, net of acquired cash	$5,505

The excess of purchase consideration over the fair value of net tangible and intangible assets acquired was recorded as goodwill. The goodwill from the acquisition of Menarva is primarily attributable to potential synergies with Magic Software, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

c.	Acquisition of 9540 Y.G. Soft IT Ltd. (“Soft IT”)

On January 1, 2021 (the “SoftIT Acquistion Date”), Magic Software, through one of its Israeli subsidiaries, acquired 60% of the shares of Soft IT, an Israel-based services company which specializes in outsourcing of software development services for a total consideration of up to $1,134 (or $834 net of acquired cash), of which $367 were paid upon closing, $256 were paid on July 4, 2021, and the remaining amount constitutes a contingent payment depending on the future operating results achieved by Soft IT. The fair value of the contingent consideration as of the acquisition date amounted to $510. In addition, both Magic Software and Soft IT’s minority shareholder hold a mutual call and put options, respectively, for the remaining 40% interest. Thus, the noncontrolling interests were classified as redeemable noncontrolling interests. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. The acquisition was accounted for according to the purchase method. Soft IT’s results of operations were included in the consolidated financial statements of the Company commencing SoftIT Acquistion Date.

The following table summarizes the estimated fair values allocated to Soft IT’s acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(351)
Customer relationships	1,150
Other long-term assets	613
Other long-term liabilities	(826)
Redeemable non-controlling interests	(719)
Goodwill	967
Total assets acquired, net of acquired cash	$834

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The excess of purchase consideration over the fair value of net tangible and intangible assets acquired was recorded as goodwill. The goodwill from the acquisition of Soft IT is primarily attributable to potential synergies with Magic Software, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

d.	Acquisition of Aptonet Inc (“Aptonet”)

On May 7, 2020 (the “Aptonet Acquisition Date”), Magic Software acquired all of the share capital of Aptonet, a U.S.-based services company, specializes in IT staffing and recruiting, for a total consideration of $ 4,663 (or $3,870 net of acquired cash), of which $ 3,663 was paid upon closing and the remaining $ 1,000 paid in two equal installments, at the end of the 6- and 12-months periods following the closing date. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. Aptonet’s results of operations have been included in the consolidated financial statements since Aptonet Acquisition Date.

The goodwill from the acquisition of Aptonet is primarily attributable to potential synergies with Magic Software U.S. IT staffing operations, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

The following table summarizes the estimated fair values allocated to Apronet’s acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets, excluding cash acquired	$529
Intangible assets, net	1,556
Goodwill	1,785
Total assets acquired, net of acquired cash	$3,870

e.	Acquisition of Stockell Information Systems, Inc (“Stockell”)

On September 2, 2020 (the “Stockell Acquisition Date”), Magic Software acquired all of the share capital of Stockell, a U.S.-based services company, specializing in IT staffing and recruiting, for a total consideration of $ 7,714, of which $ 6,265 was paid upon closing with the remaining $ 1,449 due 12 months following the closing date. In December 2021 and following a few discrepancies in the sellers’ disclosures, Magic Software paid as a final consideration additional $760 to settle the remainder of the consideration. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. Stockell’s results of operations have been included in the consolidated financial statements since the Stockell Acquisition Date.

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

The following table summarizes the estimated fair values allocated to Stockell’s acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets	$1,051
Intangible assets, net	2,616
Goodwill	4,047
Total assets acquired	$7,714

f.	Acquisition of Mobisoft Ltd (“Mobisoft”) and Magic Hands B.V (“Magic Hands”)

In July 2020 and June 2020, Magic Software acquired 70% of the outstanding share capital of Mobisoft and all of the outstanding share capital of Magic Hands., respectively. The cash consideration paid for both Mobisoft and Magic Hands individually and in the aggregate, was not material and amounted to $ 11,340. Magic Software and the seller of Mobisoft both hold mutual options to purchase and sell (respectively) the remaining 30% interest in Mobisoft which may be exercised during the three-year period beginning following the third-year anniversary of the acquisition. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. Acquisition related costs were immaterial. Mobisoft’s and Magic Hands’ results of operations were included in the consolidated financial statements of the Company since their respective acquisition dates.

The following table summarizes the aggregated estimated fair values allocated to Mobisfot’s and Magic Hands’ acquired assets and assumed liabilities, with reference to the acquisition as of their respective acquisition dates:

Net assets, excluding cash acquired	$1,069
Intangible assets, net	4,553
Goodwill	5,718
Total assets acquired, net of acquired cash	$11,340

g.	Acquisition of NetEffects Inc. (“NetEffects”)

On July 1, 2019, Magic Software acquired a all of the share capital of NetEffects, a U.S based services company, engaged in IT staffing and recruiting services, for a total consideration of $12,500 (or $12,333 net of acquired cash), of which $9,400 was paid upon closing, $1,550 was paid during 2020 and the remaining $1,550 was paid during 2021. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. The results of operations were included in the consolidated financial statements of the Group commencing July 1, 2019.

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

The following table summarizes the estimated fair values allocated to Neteffect’s acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$91
Intangible assets	8,716
Goodwill	3,526
Total assets acquired net of acquired cash	$12,333

h.	Acquisition of PowWow Inc. (“PowWow”)

On April 1, 2019, Magic Software acquired all of the share capital of PowWow, creator of SmartUX™, a leading Low-Code development platform for mobilizing and modernizing enterprise applications, for a total consideration of $8,443 (net of acquired cash). Total consideration included an estimated deferred consideration of $2,040 contingent upon PowWow meeting various revenue targets over three years (2020-2022). During 2020, Magic Software reversed the entire contingent amount as its management estimated that PowWow will not meet its revenue targets. Acquisition related costs amounted to $980. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. The results of operations were included in the consolidated financial statements of the Group commencing April 1, 2019.

The following table summarizes the estimated fair values allocated to PowWow’s acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(1,557)
Intangible assets	2,855
Goodwill	7,145
Total assets acquired net of acquired cash	$8,443

i.	Acquisition of OnTarget Group Inc (“OnTarget”).

On February 28, 2019, Magic Software acquired all of the share capital of OnTarget, a U.S.-based services company, specializes in outsourcing of software development services, for a total consideration of $12,456. Total consideration consists of $7,000 of which $6,000 was paid in cash upon closing with $1,000 deferred and paid in two equal installments on the six-month and 15-month anniversary of the closing. The remaining amount constitutes a deferred payment contingent upon OnTarget meeting future operating results over four years (2019-2022). Based on OnTarget’s operating results between 2019 and 2021, Magic Software estimates the total purchase price is expected to amount to approximately $19,617. Beyond the $6,500 paid in 2019, Magic Software paid $1,000 in 2020, $1,000 in 2021 and $2,000 in 2022. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. Acquisition related costs were immaterial. OnTarget results of operations were included in the consolidated financial statements of the Company commencing March 1, 2019.

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

The following table summarizes the estimated fair values allocate to OnTarget’s acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$444
Intangible assets	4,908
Deferred taxes	(1,276)
Goodwill	8,380
Total assets acquired net of acquired cash	$12,456

j.	On October 1, 2019 Magic Software acquired 30% of the share capital of Infinigy Solutions LLC (“Infinigy”), increasing its share capital interest from 70% to 100%, for a total cash consideration of $4,393, which was paid upon closing. Infinigy is U.S.-based services company focused on expanding the development and implementation of technical solutions which deliver design-driven turnkey solutions, combining Architecture and Engineering, or A&E design, project management and general contracting competencies, across the wireless communications industry.

iv.	Matrix

a.	Acquisition of AVB Technologies Ltd. (“AVB Technologies”)

On October 5, 2021, Matrix, through Matrix Integration and Infrastructure Ltd., Matrix’s wholly owned subsidiary, acquired 60% of the share capital of AVB Technologies for cash consideration of NIS 4,626 (approximately $1,433), or NIS 4,068 (approximately $1,260) net of acquired cash. As part of the purchase agreement, the sellers may be entitled to additional future consideration contingent upon AVB Technologies meeting certain future operating profit targets. As of the acquisition date, Matrix estimates the future value of the contingent consideration at NIS 2,127 (approximately $659). AVB Technologies provides services in the field of multimedia systems. AVB Technologies’ services vary from constructing multimedia systems for meeting rooms to video conference rooms, state of the art digital display solutions, video walls, command and control management rooms, advanced audio solutions and advanced display solutions. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. AVB Technologies results of operations were included in the consolidated financial statements of the Company commencing October 2021.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the provisional estimated fair values (1) allocated to AVB Technologies’ acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$234
Other long-term assets	101
Intangible assets	1,030
Deferred taxes	(237)
Other long-term liabilities	(1,114)
Non-controlling interests	(338)
Goodwill	1,584
Total assets acquired net of acquired cash	$1,260

(1)	The estimated fair values of the tangible and intangible assets in respect of the acquisition of AVB Technologies are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value that appear are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

b.	Acquisition of I.T.D. Group Ltd. (“I.T.D. Group”)

On April 29, 2021, Matrix acquired 75% of the share capital of the I.T.D. Group for a cash consideration of NIS 5,750 (approximately $1,771) or NIS 3,669 net of acquired cash (approximately $1,132). As part of the purchase agreement, the sellers may still be entitled to future additional consideration contingent upon I.T.D. Group achieving certain future operating profit targets. As of the acquisition date, Matrix estimates the future value of the contingent consideration at NIS 693 (approximately $213). Matrix also holds a future call option to purchase the remaining 25% of I.T.D. Group’s share capital. I.T.D. Group is a leading provider of software development, regulation and cybersecurity services for the healthcare industry in Israel, assisting companies to: design and develop innovative solutions, services, and desktop, mobile, and cloud-based apps; ensure rock-solid cybersecurity and privacy in compliance with HIPAA/GDPR standards; and manage FDA/CE submissions. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. I.T.D Group’s results of operations were included in the consolidated financial statements of the Company commencing May 2021.

The following table summarizes the provisional estimated fair values (1) allocated to I.T.D Group’s acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$86
Other long-term assets	179
Intangible assets	781
Deferred taxes	(321)
Other long-term liabilities	(1,574)
Redeemable non-controlling interests	(155)
Goodwill	2,136
Total assets acquired net of acquired cash	$1,132

(1)	The estimated fair values of the tangible and intangible assets in respect of the acquisition of I.T.D. Group are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value that appear are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

c.	Acquisition of SQ Service Quality Ltd. (“SQ Service Quality”)

On April 5, 2021, Babcom Centers Ltd., a subsidiary of Matrix, acquired 60% of the share capital of SQ Service Quality for cash consideration of NIS 4,043 (approximately $1,218) or NIS 2,734 net of acquired cash (approximately $822). As part of the purchase agreement, the sellers may still be entitled to future additional consideration contingent upon SQ Service Quality achieving certain future operating profit targets. As of the acquisition date, Matrix estimates the future value of the contingent consideration at NIS 344 (approximately $104). Matrix and SQ Service Quality’s minority shareholder hold mutual call and put options for the remaining 40% interest in SQ Service Quality. SQ Service Quality has been active for more than a decade and it accompanies organizations and companies in service quality improvement processes. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. SQ Service Quality results of operations were included in the consolidated financial statements of the Company commencing April 2021.

The following table summarizes the provisional estimated fair values (1) allocated to SQ Service Quality’s acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$84
Other long-term assets	64
Intangible assets	431
Deferred taxes	(99)
Other long-term liabilities	(107)
Redeemable non-controlling interests	(797)
Goodwill	1,246
Total assets acquired net of acquired cash	$822

(1)	The estimated fair values of the tangible and intangible assets in respect of the acquisition of SQ Service Quality are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value that appear are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

d.	Acquisition of A.A Engineering Ltd. (“A.A Engineering”)

On April 5, 2021, Dana Engineering Ltd. (a subsidiary of Matrix), acquired 75% of the share capital of A.A Engineering for NIS 10,490 (approximately $3,160) or NIS 9,289 net of acquired cash (approximately $2,797). As part of the purchase agreement, the sellers may be entitled to future additional consideration contingent upon A.A Engineering achieving certain future operating profit targets. As of the acquisition date, Matrix estimates the future value of the contingent consideration at NIS 474 (approximately $143). Matrix holds a call option for the remaining 25% share interest in A.A Engineering. Since 1973, A.A Engineering specializes in planning, management, coordination and supervision work in civil engineering projects serving a wide range of customers, both from institutions and public bodies and from leading companies in the Israeli economy.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. A.A Engineering’s results of operations were included in the consolidated financial statements of the Company commencing April 2021.

The following table summarizes the provisional estimated fair values (1) allocated to A.A Engineering’s acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$389
Other long-term assets	104
Intangible assets	1,139
Deferred taxes	(262)
Other long-term liabilities	(260)
Non-controlling interests	(527)
Goodwill	2,214
Total assets acquired net of acquired cash	$2,797

(1)	The estimated fair values of the tangible and intangible assets in respect of the acquisition of A.A Engineering are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value that appear are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

e.	Acquisition of Gestetnertec Ltd. (“Gestetnertec”)

On July 9, 2020, Matrix acquired 51% of the share capital of Gestetnertec, an Israeli-based company and a provider of comprehensive solutions in the area of printing, document production services including, among other things, three-dimensional model printing solutions, for a total consideration of approximately NIS 49,853 million (or $14,475), or NIS 31,576 (approximately $9,169) net of acquired cash. In addition, Matrix and the sellers hold mutual call and put options, respectively, for the remaining 49% interest in Gestetnertec. The fair value of the put option measured on the acquisition date amounted to NIS 61,238 (approximately $17,781). Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. The results of Gestetnertec’s operations have been included in the consolidated financial statements since July 1, 2020.

The goodwill from the acquisition of Gestetnertec is primarily attributable to potential synergy with Matrix operations, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the provisional estimated(1) fair values of the assets acquired and liabilities at the date of acquisition:

Net assets excluding cash acquired	$12,746
Short-term bank credit	(10,598)
Non-controlling interest	(135)
Liability to acquire non-controlling interests (put option)	(17,781)
Intangible assets, net	16,337
Deferred taxes	(4,021)
Goodwill	12,621
Total assets acquired net of acquired cash	$9,169

(1)	The estimated fair values of the tangible and intangible assets in respect of the acquisition of Gestetnertec are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

f.	Acquisition of RightStar Inc. (“RightStar”)

On November 16, 2020, Matrix acquired all of the share capital of RightStar, a U.S. based company and a seller and an integrator of BMC and Atlassian Jira solutions, for total consideration of approximately $3,566 (or $100), net of acquired cash, of which $3,040 was paid in cash and $526 thousands was paid on January 15, 2021. Sellers may also be entitled to a contingent consideration, estimated as of the acquisition date at $1,032, upon RightStar meeting various operating profit targets. Based on RightStar’s operating results Matrix estimates the contingent consideration as of December 31, 2021 at approximately $2,300. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. The results of RightStar’s operations have been included in the consolidated financial statements since November 2020. The goodwill from the acquisition of RightStar is primarily attributable to potential synergy with Matrix U.S. operations, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

The following table summarizes the provisional estimated (1) fair values of the assets acquired and liabilities at the date of acquisition:

Net liabilities excluding cash acquired	$(763)
Contingent liability in respect of business combinations	(1,077)
Intangible assets, net	354
Deferred taxes	(95)
Goodwill	922
Total liabilities acquired net of acquired cash	$(659)

(1)	The estimated fair values of the tangible and intangible assets in respect of the acquisition of RightStar are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value that appear are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

g.	In January 2020, Matrix acquired 40% of the share capital of Network Infrastructure Technologies (NIT), increasing its share capital interest from 60% to 100%, for a total cash consideration of $4,500, which was paid upon closing.

h.	Acquisition of Techtop Ltd. (“TechTop”)

On May 7, 2019, Matrix purchased the net assets of Techtop, (meeting the definition of a business) for a cash consideration of NIS 17,087 (approximately $4,764). TechTop is a leasing Israeli supplier of professional sound and systems. As part of the purchase price allocation, the excess of the purchase price paid over the value of net assets acquired in the amount of NIS 8,602 (approximately $2,398) was allocated to goodwill. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. Techtop results of operations were included in the consolidated financial statements of the Company commencing April 1, 2019.

i.	Acquisition of Medatech Information Technologies Ltd. (“Medatech Technologies”)

On February 20, 2019, Matrix acquired all the share capital of Medatech Technologies, an Israeli-based company and a leading system integrator with many years of experience in distributing and implementing Priority ERP software, for NIS 85,000 (approximately $23,500) or NIS 77,753 (approximately $21,496) net of acquired cash. On April 7, 2019, Matrix acquired additional 25% of the issued and outstanding share capital of Medatech Systems Inc., (“Medatech Systems”) a subsidiary of Medatech Technologies, for NIS 5,175 (approximately $1,443) or NIS 2,007 (approximately $560) net of acquired cash. Resulting from the acquisition, Medatech Technologies interest in the issued and outstanding share capital of Medatech Systems increased to 75%. Matrix and the seller both hold mutual options to purchase and sell (respectively) 5% of the remaining share capital of Medatech Systems at the end of the second-year anniversary following the acquisition. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. Medatech results of operations were included in the consolidated financial statements of the Company commencing March 1, 2019.

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$2,340
Intangible assets	7,553
Deferred taxes	(2,276)
Credit from banks and others	(5,550)
Non-controlling interests	(434)
Goodwill	20,423
Total assets acquired net of acquired cash	$22,056

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

j.	Acquisition of Dana Engineering Ltd. (“Dana Engineering”)

On February 6, 2019, Matrix acquired 80% of the issued and outstanding share capital of Dana Engineering, an Israeli-based company providing project management services in the field of national infrastructure in Israel, for total cash consideration of NIS 52,000 (approximately $14,370). Matrix and the seller hold mutual options to purchase and sell (respectively) the remaining 20% interest in Dana Engineering which may be exercised following the second-year anniversary of the acquisition. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. Dana Engineering results of operations were included in the consolidated financial statements of the Company commencing February 1, 2019.

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

On May 17, 2020, Michpal acquired 70% of the share capital of Liram, an Israeli-based company and a provider of proprietary integrated specialized solutions in the field of financial accounting, taxation and compliance, for a total cash consideration of NIS 15,260 (approximately $4,319). In addition, Michpal and the seller hold mutual call and put options, respectively, for the remaining 30% interest in Liram. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. Liram results of operations were included in the consolidated financial statements of the Company commencing May 1, 2020.

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

In November 2019, Michpal acquired all of the share capital of Unique Software Industries Ltd. (“Unique”), an Israeli-based company and a provider of integrated solutions in the field of payroll, including pay-stubs, pension services management, education funds management, and software solutions for managing employee attendance, for total cash consideration of NIS 48,650 (approximately $14,049), or NIS 44,945 (approximately $12,979) net of acquired cash. In accordance with the purchase agreement, the seller may also be entitled to receive a performance-based payment capped at NIS 12,218 (approximately $3,528), estimated on the date of the acquisition at NIS 9,736 (approximately $2,811), subject to certain milestones to be met by Unique over the four years following the acquisition date. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. Unique’s results of operations were included in the consolidated financial statements of the Company commencing November 1, 2019.

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$(244)
Intangible assets	8,425
Deferred tax liability	(1,938)
Goodwill	9,547
Total assets acquired net of acquired cash	$15,790

NOTE 4:-	MARKETABLE SECURITIES

The following table summarizes the composition of the Group’s investment in marketable securities:

	December 31,
	2021	2020
Convertible bonds designated at fair value through profit or loss (1)	1,142	1,238
	$1,142	$1,238

(1)	The consolidated statements of profit or loss for the years ended 2019, 2020 and 2021 include gains (losses) from marketable securities designated at fair value through profit or loss in amounts of ($35), $126 and ($96), respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	PREPAID EXPESNES AND OTHER ACCOUNTS RECEIVAVABLE

The following table summarizes the composition of the Group’s prepaid expenses, other accounts receivable and other investments:

	December 31,
	2021	2020
Prepaid expenses and advances to suppliers	$48,871	$47,155
Government departments	20,911	29,973
Employees	326	301
Related Parties	278	404
Other	1,732	5,987
	$72,118	$83,820

Note 6:-	Fair value measurement

In determining fair value, the Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The Group’s financial assets and liabilities measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2020 and 2021:

	Fair value measurements
	December 31, 2021
	Level 2	Level 3	Total
Assets:
Convertible bonds at fair value through profit or loss (Note 4)	1,142	-	1,142
Foreign currency derivative contracts	188	-	188
Dividend preference derivative in TSG (1)		2,023	2,023
	$1,330	$2,023	$3,353

Liabilities:
Contingent consideration in respect of business combination	-	24,495	24,495
Liabilities from acquisition of non-controlling interests (put options)	-	71,278	71,278
	$-	$95,773	$95,773

	Fair value measurements
	December 31, 2020
	Level 2	Level 3	Total
Assets:
Convertible bonds at fair value through profit or loss (Note 4)	1,238	-	1,238
Dividend preference derivative in TSG (1)	-	1,707	1,707
	$1,238	$1,707	$2,945

Liabilities:
Foreign currency derivative contracts	707	-	707
Contingent consideration in respect of business combination	-	18,456	18,456
Liabilities from acquisition of non-controlling interests (put options)	-	64,018	64,018
	$707	$82,474	$83,181

(1)	The fair value of dividend preference derivative in TSG was estimated using the Monte-Carlo simulation technique.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 7:-	Investments in companies accounted for at equity METHOD

The following table summarizes the Group’s investments in companies accounted for at equity:

	December 31,
	2021	2020
TSG (Joint venture)	27,633	27,165
Other investments	1,267	1,146
	28,900	28,311

Investment in TSG

a.	The Company holds directly a 50% share interest in the issued and outstanding share capital of TSG, a joint venture engaged in the fields of command-and-control systems, intelligence, homeland security and cyber security. The Company’s investment in TSG is reflected in the consolidated financial statements using the equity method of accounting. At the acquisition date the Company attributed an amount of $2,140 to a separate component of dividend preference derivative. The dividend preference derivative is measured at fair value through profit or loss and is presented in the consolidated statements of financial position under long-term prepaid expenses, other accounts and other investments.

b.	The following table summarizes the balances related to the Company’s investment in TSG in the consolidated statements of financial position:

	December 31,
	2021	2020
Investment in companies accounted for at equity method
Shares	18,391	18,225
Capital note	9,242	8,940
	27,633	27,165
Long-term prepaid expenses, other accounts, and other investments
Dividend preference derivative at fair value through profit or loss	2,023	1,707

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 7:-	Investments in companies accounted for at equity (Cont.)

c.	The following table summarizes the changes in the fair value of TSG’s dividend preference derivative:

	December 31,
	2021	2020
Opening balance	1,707	1,539
Increase in fair value recognized in profit or loss	255	48
Currency exchange rate in other comprehensive income	61	120
Closing balance	2,023	1,707

d.	The following table summarizes the changes in the carrying amount of the Company’s investment in TSG:

January 1, 2019	$25,683
Company’s share of profit	1,771
Company’s share of other comprehensive income	62
Company’s Share in dividend declared by TSG	(1,500)
December 31, 2019	$26,016

Company’s share of profit	1,318
Company’s share of other comprehensive income	(169)
December 31, 2020	$27,165

Company’s share of profit	340
Company’s share of other comprehensive income	128
December 31, 2021	$27,633

e.	The following table summarizes financial information of TSG:

(i)	Summarized statement of financial position in accordance with IFRS as of December 31, 2020 and 2021 (as presented in TSG’s financial statements):

	December 31,
	2021	2020
Current assets	47,065	51,056
Noncurrent assets excluding goodwill	8,551	4,810
Current liabilities	(25,167)	(26,201)
Noncurrent liabilities	(6,299)	(8,414)
Total equity	24,150	21,251
Accumulated cost of share-based payment	(1,282)	(743)
	$22,868	$20,508
Company’s share in TSG	50%	50%
	11,434	10,254
Excess cost of intangible assets net of deferred tax	6,363	7,075
Goodwill	9,836	9,836
Company’s carrying amount of the investment in TSG	$27,633	$27,165

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 7:-	Investments in companies accounted for at equity (Cont.)

(ii)	The following table presents key highlights of TSG’s profit or loss in accordance with IFRS for the years ended December 31, 2019, 2020 and 2021 (as presented in TSG’s financial statements):

	Year ended December 31,
	2021	2020	2019
Revenues	77,035	77,661	84,350
Net income	2,104	4,059	4,966
Other comprehensive income	255	(338)	124

Total comprehensive income	2,359	3,721	5,090

Company’s share in TSG	50%	50%	50%
	1,180	1,861	2,545
Amortization of excess cost of intangible assets net of tax	(712)	(712)	(712)
Company’s share of total comprehensive income	468	1,149	1,833

Company’s share of other comprehensive income	128	(169)	62
Company’s share of profit	340	1,318	1,771
	468	1,149	1,833

NOTE 8:-	PROPERTY, PLANTS AND EQUIPMENT, NET

a.	Property, plants and equipment, net, are comprised of the following as of the below dates:

	December 31,
	2021	2020
Cost:
Computers, software, furniture, and equipment	$148,033	$140,583
Motor vehicles	8,362	8,623
Buildings	-	975
Leasehold improvements	41,700	39,284
	198,095	189,465
Accumulated depreciation:
Computers, software, furniture, and equipment	$111,258	$104,576
Motor vehicles	4,697	3,875
Buildings	-	112
Leasehold improvements	25,254	21,726
	141,209	130,289

Depreciated cost	$56,886	$59,176

b.	Depreciation expenses totaled $12,071, $16,513 and $20,468 for the years ended December 31, 2019, 2020 and 2021, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NotE 9:-	Intangible Assets, Net

a.	Intangible assets, net, are comprised of the following as of the below dates:

	December 31,
	2021	2020
Original amounts:
Capitalized Software costs	$271,357	$221,220
Customer relationship	304,816	247,445
Acquired technology	100,029	100,159
Backlog	6,938	6,909
Patent	1,544	1,493
Other intangibles	23,531	3,549
	708,215	580,775
Accumulated amortization:
Capitalized Software costs	$232,779	179,587
Customer relationship	151,673	120,165
Acquired technology	61,163	48,087
Backlog	6,938	6,909
Patent	1,145	958
Other intangibles	12,581	2,806
	466,279	358,512
Total	$241,936	$222,263

b.	Amortization expenses totaled $41,330, $44,586, and $58,684 for the years ended December 31, 2019, 2020 and 2021, respectively.

Note 10:-	Goodwill

The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2021:

	December 31,
	2021	2020
Opening balance	$872,424	$724,193
Acquisition of subsidiaries	49,416	116,416
Classifications	1,585	3,066
Foreign currency translation adjustments	9,429	28,749
Closing balance	$932,854	$872,424

The Group performed annual impairment tests as of December 31, 2019, 2020 and 2021 and did not identify any impairment losses (see Note 2).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 11:-	short term Liabilities to banks and others

	December 31,		December 31,
	2021		2021	2020
	Interest rate
	%	Currency
Short-term bank loans	1.8-2.3	NIS	4,641	1,259
Short-term bank loans	1.6-4	NIS	17,429	11,357
Commercial securities not listed	0.6	NIS	64,309	31,104
Current maturities of long-term loans from banks and
other financial institutions (Note 13)	1.8-3.1	NIS	85,280	75,856
Current maturities of long-term loans from banks (Note 13)	Libor +2.1	NIS Linked to USD	3,950	800
Short-term interest on long-term loans from other
financial institutions	2.6- Prime + 1.5	NIS	87	68
			$175,696	$120,444

Note 12:-	other accounts payable

Other accounts payable are comprised of the following as of the below dates:

	December 31,
	2021	2020
Government institutions	$39,480	$35,648
Accrued expenses and other current liabilities	40,931	33,328
Total	$80,411	$68,976

Note 13:-	Long term Liabilities to Banks and Others

a.	Long term liabilities to banks and others are comprised of the following as of the below dates:

Interest rate	Currency	Long-term liabilities	Current maturities	Long-term liabilities net of current maturities	Total long-term liabilities net of current maturities
%		December 31, 2021			December 31, 2020
1.4-5	NIS (Unlinked)	231,259	85,280	$145,979	$180,116
Libor +2.1	NIS Linked to USD	15,200	3,950	11,250	200
		246,459	89,230	$157,229	$180,316

b.	Maturity dates:

	December 31,
	2021	2020
First year (current maturities)	$89,230	$76,656
Second year	76,627	69,500
Third year	51,835	60,310
Fourth year	22,716	38,162
Fifth year and thereafter	6,051	12,344
	$246,459	$256,972

c.	Details of liens, guarantees and credit facilities are described in Note 19.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	DEBENTURES

The Group’s liabilities under debentures are attributable to debentures issued by Formula and Sapiens. The debentures are all listed for trading on the Tel-Aviv Stock Exchange.

a.	Debentures are comprised of the following as of the below dates:

	Effective Interest rate	Currency	Par value in issuance currency	Par Value	Unamortized debt premium (discount) and issuance costs, net	Current maturities	Total long-term debentures, net of current maturities	Short-term accrued interest	Total short-term and long-term debentures
	%			December 31, 2021
Formula’s Series A Secured Debentures (2.8%)	2.4	NIS (Unlinked)	NIS 102,633	$33,000	217	11,000	22,217	457	33,674

Formula’s Series C Secured Debentures (2.3%)	2.2	NIS (Unlinked)	NIS 374,225	$120,330	472	16,970	103,832	227	121,029

Sapiens’ Series B Debentures (3.37%)	3.3	NIS (Linked to fix rate of USD)	NIS 350,000	$98,980	(198)	19,796	78,986	5	98,787

				$252,310	491	47,766	205,035	689	$253,490

	Effective Interest rate	Currency	Par value in issuance currency	Par Value	Unamortized debt premium (discount) and issuance costs, net	Current maturities	Total long-term debentures, net of current maturities	Short-term accrued interest	Total short-term and long-term debentures
	%			December 31, 2020
Formula’s Series A Secured Debentures (2.8%)	2.4	NIS (Unlinked)	NIS 136,844	$42,564	365	10,641	32,288	589	43,518

Formula’s Series C Secured Debentures (2.3%)	2.5	NIS (Unlinked)	NIS 267,000	$83,048	(678)	10,264	72,106	158	82,528

Sapiens’ Series B Debentures (3.37%)	3.3	NIS (Linked to fix rate of USD)	NIS 420,000	$118,778	(306)	19,796	98,676	6	118,478

				$244,390	(619)	40,701	203,070	753	$244,524

During the years ended December 31, 2020 and 2021, the Group recorded $6,411 and $7,056, respectively, of interest expenses, and $135 and ($109), respectively, as amortization of debt premium, discount and issuance costs, net in respect of the Group’s debentures.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	DEBENTURES (Cont.)

b.	Scheduled aggregate principal annual payments of the debentures:

Repayment amount
2022	47,766
2023	47,766
2024	47,766
2025	54,506
2026	54,506
252,310

c.	Formula’s debentures

i)	Formula Systems Series A Secured Debentures

On September 16, 2015, Formula issued Formula Systems Series A Secured Debentures in an aggregate principal amount of NIS 102,260 (approximately $26,295), at a purchase price equal to 100% of their par value, payable in eight equal annual installments on July 2nd of each of the years 2017 through 2024. The principal amount outstanding under the Formula Systems Series A Secured Debentures bears interest at a fixed rate of 2.8% per annum (subject to adjustments based on the credit rating of the debentures), payable on July 2nd and January 2nd of each of the years 2016 through 2024. Issuance costs, including early commitment commission of approximately NIS 1,246 (approximately $320), were allocated to the Formula Systems Series A Secured Debentures and are amortized as financial expenses over the term of the Series A Secured Debentures due in 2024.

On January 31, 2018, Formula issued additional Formula Systems Series A Secured Debentures in an aggregate principal amount of NIS 150,000 (approximately $44,053) through a private placement to qualified investors in Israel. The gross proceeds received by Formula from the issuance of Formula Systems Series A Secured Debentures in January 2018 were NIS 155,205 (approximately $45,581), out of which NIS 336 was attributed to interest payable (approximately $99). Debt premium of NIS 4,869 (approximately $1,430) net of issuance costs of NIS 782 (approximately $225) was allocated to the Formula Systems Series A Secured Debentures and is amortized as financial income over the remaining term of the Formula Systems Series A Secured Debentures due in 2024.

The Formula Systems Series A Secured Debentures issued in September 2015, together with the Formula Systems Series A Secured Debentures sold in the private placement, form one single series with identical terms and conditions.

The Series A Secured Debentures are denominated in New Israeli Shekels not linked to any currency or index, and are non-convertible. The Formula Systems Series A Secured Debentures are secured with collateral consisting of shares of Matrix, Magic Software and Sapiens (see Note 19a).

The Formula Systems Series A Secured Debentures are listed for trading on the Tel-Aviv Stock Exchange. As of December 31, 2020 and 2021, the fair value of Formula’s Series A Secured Debentures, based on the quoted market price on the Tel-Aviv Stock Exchange, were approximately $44,229 and $34,057, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	DEBENTURES (Cont.)

ii)	Formula Systems Series C Secured Debentures

On March 31, 2019, Formula issued Formula Systems Series C Secured Debentures in an aggregate principal amount of NIS 300,000 (approximately $82,600), at a purchase price equal to 100% of their par value. The principal due under the Series C Secured Debentures is payable in five annual installments of NIS 33,000 on December 1 of each of the years 2020 through 2024 and two annual installments of NIS 67,500 on December 1 of each of the years 2025 and 2026. The outstanding principal amount under the Formula Systems Series C Secured Debentures bears interest at a fixed rate of 2.29% per annum (subject to adjustments based on the credit rating of the debentures), payable on December 1st and June 1st of each of the years 2019 through 2026. Issuance costs including an early commitment commission of approximately NIS 3,355 (approximately $924) were allocated to Formula Systems Series C Secured Debentures and are amortized as financial expenses over the term of Formula Systems Series C Secured Debentures due in 2026.

On April 12, 2021, Formula issued additional Formula Systems Series C Secured Debentures in an aggregate principal amount of NIS 160,000 (approximately $48,617) through a private placement to qualified investors in Israel. The gross proceeds received by Formula for the issuance of Formula Systems Series C Secured Debentures in April 2021 were NIS 165,920 (approximately $50,524), out of which NIS 1,329 was attributed to interest payable (approximately $405). Debt premium of NIS 4,591 (approximately $1,398) net of issuance costs of NIS 752 (approximately $229) were allocated to the Formula Systems Series C Secured Debentures and are amortized as financial income over the remaining term of the Formula Systems Series A Secured Debentures due in 2026.

The Formula Systems Series C Secured Debentures issued in March 2019, together with the Formula Systems Series C Secured Debentures sold in April 2021 in a private placement, form one single series with identical terms and conditions.

The Formula Systems Series C Secured Debentures are denominated in New Israeli Shekels and are not linked to any currency or index and are non-convertible. The Formula Systems Series C Secured Debentures are secured with collateral consisting of shares of Matrix, Magic Software and Sapiens (see Note 19a).

The Series C Secured Debentures are listed for trading on the Tel-Aviv Stock Exchange. As of December 31, 2020 and 2021, the fair value of Formula’s Series C Secured Debentures, based on the quoted market price on the Tel-Aviv Stock Exchange, was approximately $86,993 and $125,672, respectively.

The offerings of Formula’s debentures were made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act), and were exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder.

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

On September 16, 2017, Sapiens issued its unsecured Series B Debentures in an aggregate principal amount of NIS 280,000 (approximately $79,186), linked to the US dollar and payable in eight equal annual payments of $9,898 on January 1st of each of the years 2019 through 2026. The outstanding principal amount of Sapiens’ Series B Debentures bears a fixed interest rate of 3.37% per annum (which may be adjusted based on changes to the credit rating of the debentures), payable on January 1st and July 1st of each of the years 2018 through 2025, with one final interest payment due on January 1, 2026. Debt discount and issuance costs were approximately $956, allocated to Sapiens’ Series B Debentures discount and are amortized as financial expenses over the term of the Series B Debentures due in 2026.

On June 8, 2020, Sapiens issued additional Sapiens’ Series B Debentures in an aggregate principal amount of NIS 210,000 (approximately $60,362) through a public offering in Israel. The gross proceeds received from the issuance of Sapiens’ Series B Debentures in June 2020 were NIS 210,840 (approximately $60,603), out of which approximately NIS 3,006 was attributed to interest payable (approximately $864). Debt discount of NIS 2,166 (approximately $623) and issuance costs of NIS 2,326 (approximately $669) were allocated to Sapiens’ Series B Debentures and are amortized as financial expenses over the remaining term of the Sapiens Series B Debentures due in 2026. Following the raise of the additional NIS 210,000 in Series B Debentures, a $20,000 short-term bank loan taken by Sapiens on March 18, 2020, from a commercial bank was fully repaid on June 9, 2020. Sapiens’ Series B Debentures issued in September 2017 together with the Sapiens’ Series B Debentures issued in June 2020, form one single series with identical terms and conditions. Sapiens’ Series B Debentures are linked to the US Dollar, unsecured and non-convertible. Sapiens’ Series B Debentures are listed for trading on the TASE. As of December 31, 2020 and 2021, the fair value of Sapiens’ Series B Debentures, based on the quoted market price on the Tel-Aviv Stock Exchange, were approximately $122,760 and $100,464, respectively.

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

In accordance with the indenture for the Sapiens Series B Debentures, Sapiens has undertaken to comply with a number of conditions and limitations on the manner in which it operates its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on Sapiens’ assets, or undergo an asset sale or other change that results in a fundamental change in Sapiens’ operations and to meet certain financial covenants (see Note 19c(3)(iii)).

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

During the years ended December 31, 2019, 2020 and 2021, Asseco provided back-office services, professional services and fixed assets to Sapiens’ wholly owned subsidiary, Sapiens Poland, in amounts totaling approximately $676, $521 and $197, respectively.

During the years ended December 31, 2019, 2020 and 2021, Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in total amounts of approximately $3,400, $3,100 and $3,200, respectively. For historic reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis (with no margin to Asseco).

As of December 31, 2019 the Group had no trade payable balances due from its transactions with Asseco, as detailed above. As of December 31, 2020 and 2021 the Group had trade payable balances due from its transactions with Asseco, as detailed above, in an amount of $1,898 and $17, respectively. As of December 31, 2020 and 2021, the Group had trade receivables balances due from its transactions with Asseco, as detailed above, in amounts of approximately $1,228 and $852, respectively.

b)	Fees paid for board services in affiliates

Sapiens paid Formula, director fees for the years ended December 31, 2019, 2020 and 2021, of approximately $25.3, $29.6 and $26.7, respectively, in respect of Mr. Guy Bernstein, Sapiens’ Chairman and Formula’s chief executive officer.

Matrix paid Formula director fees for the years ended December 31, 2019, 2020 and 2021, of approximately $29.9, $31.4 and $36.7, respectively, in respect of Mr. Guy Bernstein, Matrix’ Chairman and Formula’s chief executive officer.

c)	Back-office services

During the years ended December 31, 2019, 2020 and 2021, Magic Software provided back-office services to Formula in amounts totaling approximately $177, $138 and $160, respectively.

d)	Other Transactions

The Group’s subsidiaries and affiliates engage from time to time with each other in non-material transactions, in the ordinary course of business, where the amounts involved, and the nature of the transactions, are not material for either of the parties. The Group believes that these transactions are made on an arms’ length basis upon terms and conditions no less favorable to the Group, its subsidiaries and affiliates, as it could obtain from unaffiliated third parties. If Group engages with its subsidiaries and affiliates in transactions which are not in the ordinary course of business, the Group receives the approvals required under the Companies Law. These approvals include audit committee approval, board approval and, in certain circumstances, shareholder approval.

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

The corresponding lease liabilities are classified between operating lease liabilities which are current and long-term.

Maturity analysis of undiscounted future lease payments receivable for operating leases:

2022	43,702
2023	34,125
2024	13,068
2025	10,784
2026	8,724
2027 and thereafter	31,428
Total undiscounted cash flows	141,831
Less imputed interest	(15,337)
Present value of lease liabilities	126,494

Depreciation expenses of operating lease right-of-use assets totaled $33,531, $34,408 and $43,032 for the years ended December 31, 2019, 2020 and 2021, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:-	Employee Option Plans

a)	Formula and its subsidiaries grant, from time to time, options, restricted share units or restricted shares to their officers and employees to purchase shares in the respective companies. In general, the options expire ten years after grant. The following table sets forth the breakdown of share-based compensation expense resulting from such grants, as included in the consolidated statements of profit or loss:

	Year ended December 31,
	2021	2020	2019
Selling and marketing expenses	-	-	74
General and administrative expenses	14,767	7,856	3,800
	$14,767	$7,856	$3,874

b)	Formula:

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

The total compensation expense that the Company recorded in its statement of profit or loss for the years ended December 31, 2019 and 2020 in respect of its chief financial officer were $66 and $21, respectively. As of December 31, 2021, Formula’s chief financial officer holds 10,834 shares.

In November 2018, Formula’s board of directors, following the approval by Formula’s compensation committee, awarded its chief operational officer 10,000 restricted shares under the 2011 plan (the “restricted shares”). These restricted shares vest on an annual basis over a four-year period, commencing on November 19, 2018 and concluding on November 19, 2022, provided that during such time the chief operational officer will continue to serve as (i) an officer of the Company and/or (ii) an officer in one of the directly held affiliates. The total fair value of the grant was calculated based on the Formula share price on the grant date and equaled $382 ($38.2 per share). The total compensation expense the Company recorded in its statement of profit or loss for the years ended December 31, 2019, 2020 and 2021 were $191, $98 and $60, respectively. As of December 31, 2021 Formula’s chief operational officer holds 10,000 restricted shares from this grant, of which 7,500 are fully vested.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- Employee Option Plans (Cont.)

In November 2020, Formula’s board of directors, following the approval by Formula’s compensation committee, awarded Emil Sharvit (2001) Consulting and Project Management Ltd., through which its chief executive officer provides services to Formula, 611,771 restricted stock units (“RSUs”) in respect of ordinary shares of the Company. 66.67% of the RSUs (i.e., 407,847 RSUs) are subject to time-based vesting that shall start as of the grant date and shall end at December 31, 2027, subject to the continued engagement of Formula’s chief executive officer with the Company as of that date (the “Vesting Period”); and up to 33.33% of the RSUs (i.e., 203,924 RSUs as of the date hereof) are subject to performance-based vesting, and shall vest at December 31, 2027 on a pro-rata basis with respect to each fiscal year (starting as of January 1, 2020) during the Vesting Period in which the Target EBITDA (as defined below) is achieved, subject to the continued engagement of Formula’s chief executive officer with the Company. At the end of the vesting period, the number of performances-based RSUs that vests shall be equal to (i) the number of fiscal years in which the Target EBITDA was achieved multiplied by (ii) 25,490.50 RSUs (rounded to the nearest whole number, up to a cap of 203,924 RSUs in total). The “Target EBITDA” in a given fiscal year during the Vesting Period means the Company’s EBITDA in that certain fiscal year (as reflected in the Company’s annual audited consolidated financial statements), excluding the cost attributed to the applicable portion of the RSUs in the Company’s annual audited consolidated financial statements for the applicable fiscal year (as to which the review of performance is made to determine whether one-eighth of the Performance Based RSUs (i.e., 25,490.50 RSUs) shall become vested at the end of the Vesting Period). The Target EBITDA shall be not less than 105% of 75% of the Company’s EBITDA in the previous fiscal year, excluding the cost attributed to the applicable portion of the RSUs in the Company’s annual audited consolidated financial statements for such previous fiscal year (the “Previous Year”). Such examination of EBITDA shall be made on the basis of the Company’s annual audited consolidated financial statements as reflected in the Company’s annual report on Form 20-F, and in the event that the Company sells any of its operations, the Target EBITDA shall be adjusted as applicable for future reference by removing the results of the operations that were sold.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- Employee Option Plans (Cont.)

The total fair value of the grant was calculated based on the Formula share price on the grant date and equaled to NIS 170,864, or $50,054 ($81.8 per share). The total compensation expense the Company recorded in its statement of profit or loss in respect of this grant, in accordance with accounting principles, for the year ended December 31, 2021, was $7,373.

In addition to the RSU grant terms described above, Formula’s board of directors has approved, following the approval by Formula’s compensation committee, an adjustment to the above-described RSU grant based on dividends that the Company distributes to its shareholders. During the vesting period of the RSUs, in the event that any dividend, in cash or in kind, is distributed to the shareholders of the Company, then in addition to the distribution to all shareholders, there will be an equivalent payment to Formula’s chief executive officer with respect to all RSUs that were not converted into shares (whether or not vested) in an amount equal to the pro-rata portion of the overall dividend amount that the RSUs constitute out of the issued and outstanding share capital of the Company as of the date of the distribution. For those purposes, the RSUs will be counted as if they are already vested and converted into shares. These special RSU dividend amounts shall be paid and/or set aside by the Company for the benefit of its chief executive officer, all as described below.

For the purpose of payment of the dividend amounts to Formula’s chief executive officer, the vesting period shall be regarded as if it has commenced on January 1, 2020 (other than with respect to distributions and any related dividend amount which were made prior to the grant of the RSUs and which are explicitly excluded), and will be divided into 32 fiscal quarters (each, referred to as a Fiscal Quarter). The dividend amount within each dividend distributed by the Company to its shareholders will be released to, or set aside for, Formula’s chief executive officer together with the distribution of the dividend. The portion of the Dividend Amount to be released to Formula’s chief executive officer will in each case be based on the number of Fiscal Quarters that have lapsed at the time of distribution of the dividend. The remainder of the Dividend Amount will be set aside and paid to Formula’s chief executive officer on a pro-rata basis upon the expiration of each Fiscal Quarter until the Dividend Amount is released in full at the end of the Vesting Period for the RSUs.

In the event of termination of Formula’s chief executive officer services agreement with the Company, by the Company for Cause (as defined in the services agreement), the RSUs will immediately terminate and become null and void, and all interests and rights of Formula’s chief executive officer in and to the same will expire. In case of termination of Formula’s chief executive officer services agreement by the Company not for Cause, or due to the resignation of Formula’s chief executive officer for Good Reason1, all unvested RSUs that could have vested from the grant date until December 31, 2027, assuming all performance and time conditions and future targets would have been fulfilled (including all targets that would have resulted in vesting with respect to any Previous Year which could have still been met in future years), will accelerate and become immediately vested and exercisable, regardless of the actual occurrence or failure to occur of any of the future performance targets relating to those RSUs.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- Employee Option Plans (Cont.)

In the event of resignation by Formula’s chief executive officer not for Good Reason, Formula’s chief executive officer RSUs will vest, in an accelerated manner, in such portion equal to the pro-rata portion of the Vesting Period that has already lapsed (based on the full number of Fiscal Quarters that have lapsed form January 1, 2020 until the actual resignation date, including notice period). However, any Performance Based RSUs for which the applicable target was not achieved up until the resignation date (including the notice period) will expire and terminate.

Total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Formula equity incentive plan as of December 31, 2020 and 2021 were $51,940 and $45,973, respectively.

c)	Matrix:

In December 2017, Matrix extended its agreement with Revava Management Company Ltd. through which its chief executive officer, Mr. Moti Gutman, provides services to Matrix, for five years’ term starting on January 1, 2018. As part of the new agreement in January 2018, Matrix awarded Mr. Gutman 256,890 (RSUs), which vest on an annual basis over a five-year period, commencing on January 16, 2018 and concludes on December 31, 2022, but not before the publication of Matrix’s financial statements for each respective year, and subject to certain conditions. In 2021, 51,378 restricted share units (RSU) were vested and exercised. As of December 31, 2021 Mr. Gutman holds 102,756 restricted share units (RSU) from this grant.

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

In February 2019, the general shareholder meeting of Matrix approved, after obtaining the approval of Matrix’s compensation committee and Matrix board of directors the grant of 80,000 options which are exercisable into up to 80,000 ordinary shares of Matrix of NIS 1 par value, to the President and Vice Chairman of the Matrix board. The exercise price of the options was NIS 43.16 at the date of their grant, subject to adjustments, including upon the distribution of dividends. 50% of the options will vest on January 1, 2021, with the remaining amount vesting in equal parts on January 1, 2022 and 2023. When the actual exercise will take place, shares will be allotted, according to a net exercise mechanism resulting with Matrix not receiving any cash consideration for the issuance of its shares. In January 2022, the general shareholder meeting of Matrix approved, after obtaining the approval of Matrix’s compensation committee and Matrix board of directors the acceleration of the third tranche so that tranche will vest on January 31, 2022, Matrix’s President and Vice Chairman of the Matrix expected retirement date, instead of January 1, 2023.

The fair value of the options was estimated on the date of grant using the Binomial model based on the terms which are: risk-free interest rate is 0.5% -1.6%, early exercise factor is 70% and expected volatility is 24%. The contractual life of the options is 5 years from the date of grant.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- Employee Option Plans (Cont.)

The following table summarizes Matrix employee stock-based compensation activity during the year ended December 31, 2021:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2021	1,674,134	10.70	2.88	19,935
Exercised	(811,378)	10.70	-	(11,159)
Outstanding at December 31, 2021	862,756	11.41	1.93	17,513
Exercisable at December 31, 2021	51,378	-	-	1,560

The aggregate intrinsic value provided in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the respective dates. This value would change based on the change in the market value of Matrix’ ordinary shares and the change in the exchange rate between the New Israeli Shekel and dollar. Total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Matrix equity incentive plan as of December 31, 2020 and 2021 were $1,368 and $428, respectively.

d)	Sapiens:

The following table summarizes Sapiens stock-based compensation activity during the year ended December 31, 2021:

	Year ended December 31, 2021
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding at January 1, 2021	1,462,482	14.26	3.17	24,019
Granted	847,000	30.36
Exercised	(359,859)	10.32
Expired and forfeited	(114,238)	12.69
Outstanding at December 31, 2021	1835,385	22.27	3.77	22,374
Exercisable at December 31, 2021	734,969	12.95	2.1	15,064

In 2019, 2020 and 2021, Sapiens granted 155,000, 315,000 and 847,000 stock options, respectively, to its employees and directors to purchase its shares. The weighted average grant date fair values of the options granted during the years ended December 31, 2019, 2020 and 2021 were $4.24, $7.99 and $10.35, respectively. The aggregate intrinsic value provided on the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the respective dates. This value would change based on the change in the market value of Sapiens’ common shares. The total intrinsic value of options exercised during the years ended December 31, 2019, 2020 and 2021 was $2,301, $11,658 and $8,505, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- Employee Option Plans (Cont.)

The options outstanding under Sapiens’ stock option plans as of December 31, 2021 have been separated into ranges of exercise price as follows:

					Weighted
		Weighted			Average
	Options	Average	Weighted	Options	Exercise
	outstanding	remaining	average	Exercisable	price of
Ranges of	as of	contractual	exercise	as of	Options
exercise price	December 31,	Term	price	December 31,	Exercisable
	$2021	(Years)		$2021	$
7.94	3,750	2.35	7.94	-	-
8.7-10.72	597,969	1.82	10.64	564,969	10.66
11.48-15.09	109,166	2.28	12.51	67,500	12.17
23.92-28.49	297,500	4.56	25.97	82,500	24.77
29.81-32.27	730,000	4.98	30.17	20,000	31.59
34.96	97,000	5.92	34.69	-	-
	1,835,385	3.77	22.27	734,696	12.95

The total equity-based compensation expense related to all of Sapiens’ equity-based awards, recognized for the years ended December 31, 2019, 2020 and 2021, after being adjusted to comply with IFRS, was $1,125, $4,318 and $5,421, respectively. As of December 31, 2021, there was $8,072 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a period of up to four years.

In connection with Sapiens’ acquisition of sum.cumo on February 6, 2020 (see Note 3(ii)(b)), Sapiens issued an aggregate of 173,005 RSUs to certain employees of sum.cumo in connection with the acquisition. The value of these grants was not included in the purchase price of sum.cumo, since their vesting is subject to both continued employment and other performance criteria. On August 3, 2021, Sapiens issued another 24,222 RSUs to certain employees of sum.cumo in connection with the acquisition.

Sapiens recorded compensation costs related to RSUs of $1,130 for the year ended December 31, 2021, which were included in Selling, marketing, general and administrative expenses in the Company’s consolidated statements of income.

A summary of the RSU activities in Sapiens in the year ended on December 31, 2021, is as follows

		Weighted Average
	Amount of	Grant-Date Fair
	options	value
Unvested at January 1, 2021	238,005	24.45
Granted	74,222	29.96
Vested	(43,451)	24.45
Expired and forfeiture	(65,020)	24.47
Unvested at December 31, 2021	203,756	26.46

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- Employee Option Plans (Cont.)

e)	Magic Software:

The following table summarizes Magic Software stock-based compensation activity during the year ended December 31, 2021:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2021	24,250	3.45	1.24	380
Granted	80,000	-
Exercised	(38,000)	1.12
Forfeited	-
Outstanding at December 31, 2021	66,250	0.45		1,360
Exercisable at December 31, 2021	26,250	1.03	7.96	522

The aggregate intrinsic value provided on the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the respective dates. This value would change based on the change in the market value of Magic Software’s ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2019, 2020 and 2021, was $537, $765 and $628 respectively. As of December 31, 2021, there was $393 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under Magic Software’s plans, which is expected to be recognized over a weighted-average period of 1.29 years.

The options outstanding as of December 31, 2021, have been separated into ranges of exercise price categories, as follows:

Ranges of Exercise price	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
$		(Years)	$		$
0	60,000	1.60	-	20,000	-
4.32	6,250	8.62	$4.32	6,250	$4.32
	66,250	7.96	$0.45	26,250	$1.03

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	EMPLOYEE BENEFIT LIABILITIES

Employee benefits consist of post-employment benefits, other long-term benefits and termination benefits.

a)	Post-employment benefits:

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

b)	Composition of defined benefit plans is as follows:

	December 31,
	2021	2020
Defined benefit obligation	123,138	113,540
Fair value of plan assets	(110,497)	(98,421)
Net defined benefit liability	12,641	15,119

Note 19:- Commitments and Contingencies

a)	Liens:

1)	Liens have been incurred by Formula over a certain portion of the Matrix, Magic Software and Sapiens’ shares which it held. As of December 31, 2021 Formula has collaterals in connection with Series A Secured Debentures and Series C Secured Debentures issued by Formula on the TASE (see Note 14).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:- Commitments and Contingencies (Cont.)

2)	Composition of pledged shares of Matrix, Magic Software and Sapiens owned by Formula as of December 31, 2021:

	December 31, 2021
	Formula’s Series A Secured Debentures	Formula’s Series C Secured Debentures
Matrix ordinary shares, par value NIS 1.0 per share	4,128,865	6,031,761
Magic Software ordinary shares, par value NIS 0.1 per share	5,825,681	2,411,474
Sapiens common shares, par value €0.01 per share	1,260,266	2,957,590

In accordance with the terms of the deed of trust for Formula’s Series C Secured Debentures, Formula did not incur any additional liens in connection with its additional Series C Secured Debentures issued in April 2021 (see Note 14(c)(ii)).

b)	Guarantees:

As of December 31, 2021, the Group provided performance bank guarantees in an aggregate amount of approximately $49,300 as security for performance of various contracts with customers and suppliers. As of December 31, 2021, the Group provided bank guarantees in an aggregate amount of approximately $8,600 as security for rent to be paid for its leased offices. As of December 31, 2021, the Group had restricted bank deposits in an aggregate amount of $300 in favor of the above-mentioned bank guarantees.

In addition, The Company and its subsidiaries provided certain cross guaranties in favor of certain subsidiaries in the Group.

Matrix, Sapiens, Magic Software and Michpal each provides cross guarantees to its subsidiaries.

c)	Covenants:

In connection with the Group’s debentures and credit facility agreements with banks and other financial institutions, as of December 31, 2021, the Group committed to the following:

1)	Formula

i)	Formula’s Debentures

In accordance with Formula’s indenture for its Series A and Series C Secured Debentures, Formula has undertaken to comply with the following financial covenants and obligations:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:- Commitments and Contingencies (Cont.)

b.	Financial covenants, including: (i) the equity attributable to Formula Systems shareholders, as reported in Formula’s annual or quarterly financial statements, shall not be less than $215 million (as of December 31, 2021, Formula equity attributable to Formula Systems’ shareholders was approximately $541.0 million); (ii) Formula’s net financial indebtedness (financial indebtedness offset by cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (defined as financial indebtedness, net, plus total equity) (as of December 31, 2021 Formula’s net financial indebtedness was 5.9% of net CAP); (iii) the ratio of Formula’s net financial indebtedness to the last twelve-months period EBITDA will not exceed 5 (all based on the Company’s quarterly and annual consolidated financial statements) (as of December 31, 2021 the ratio of Formula’s net financial indebtedness to EBITDA was 0.22); and (iv) at all times, Formula’s cash balance on a stand-alone basis will not be less than the semi annual interest payments for the unpaid principal amount of Series A and Series C Secured Debentures (as of December 31, 2021 Formula’s cash balances exceed the semi annual interest payments amount).

c.	Standard events of default, including, among others:

1.	Suspension of trading of the debentures on the TASE over a period of 60 days;

2.	If the rating of the debentures is less than BBB- by Standard and Poors Maalot or equivalent rating of other rating agencies;

3.	Failure to have the debentures rated over a period of 60 days;

4.	If there is a change in control without consent of the rating agency; and

5.	If Formula fails to continue to control any of its subsidiaries;

2)	Matrix

In the context of Matrix’s engagements with banks and financial institutions for its credit facilities, Matrix has undertaken to comply with the following financial covenants, as they are expressed in its financial statements:

(i)	The total rate of Matrix financial debts and liabilities to banks with the addition of debts in respect of debentures that have been and/or will be issued by Matrix and shareholders’ loans that have been and/or will be granted to Matrix (collectively, the “debts”) will not exceed 40% of its total balance sheet. As of December 31, 2021 the ratio between Matrix’s financial debts and liabilities to banks versus Matrix total assets was 10.9%

(ii)	The ratio of Matrix net debt to the annual EBITDA will not exceed 3.5. As of December 31, 2021, Matrix ratio of net debt to EBITDA was 0.79.

(iii)	Matrix equity shall not be lower than NIS 275,000 (approximately $88,424) at all times. As of December 31, 2021 Matrix’s equity was approximately NIS 878,054 (approximately $282,332 million).

(iv)	Matrix cash and cash equivalents and short-term bank deposits shall not be less than NIS 50,000 (approximately $16,077). In the context of Matrix’ issuance of Commercial Securities which are not listed, Matrix committed to maintain at least NIS 300,000 (approximately $96,463) of liquid assets including unused approved bank credits. Such liquid assets should account for not less than NIS 200,000 of cash and cash equivalent and short-term bank deposit (approximately $64,309).

As of December 31, 2021, Matrix’s cash and cash equivalent and short-term bank deposits amounted to NIS 534,132 (approximately $171,747).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:- Commitments and Contingencies (Cont.)

(v)	Matrix has committed that the rate of ownership and control of Matrix IT-Systems shall never be below 50.1%.

(vi)	Matrix will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party’s debts as they are today and as they will be without the banks’ consent (except for a first-rate fixed pledge on an asset which acquisition will be financed by a third party and which the pledge will be in his favor).

(vii)	Matrix will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the banks’ advance written consent unless it is done in the ordinary course of business.

3)	Sapiens

In accordance with the indenture for Sapiens’ Series B Debentures, Sapiens has undertaken to maintain a number of conditions and limitations on the manner in which it can operate its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on its assets, or undergo an asset sale or other change that results in fundamental change in its operations. Sapiens Series B Debentures deed of trust also requires it to comply with certain financial covenants, as described below. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of the debentures (below BBB-) could result in the acceleration of Sapiens’ obligation to repay the debentures. The deed of trust includes the following provisions:

(i)	a negative pledge, subject to certain exceptions;

(ii)	a covenant not to distribute dividends unless (i) Sapiens equity attributable to Sapiens shareholders’ shall not be less than $160 million - as of December 31, 2021, Sapiens total shareholders’ equity was approximately $408,702, (ii) Sapiens net financial indebtedness (financial indebtedness offset by cash, marketable securities, deposits and other liquid financial instruments) does not exceed 65% of net CAP (defined as financial indebtedness, net, plus total equity) - as of December 31, 2021 the ratio of net financial indebtedness to net capitalization was (36.78)%, (iii) the amount of accumulated dividends from the issuance date and going forward shall not exceed Sapiens net income for the year ended December 31, 2016 and the first three quarters of the year ended December 31, 2017, plus 75% of Sapiens accumulated profits from September 1, 2017 and up to the date of distribution, and (iv) no event of default shall have occurred.

(iii)	financial covenants, including: (i) the equity attributable to the shareholders of Sapiens, as reported in its annual or quarterly financial statements, will not be less than $120 million (as of December 31, 2021 Sapiens’ shareholders equity was $408,702); (ii) Sapiens’ net financial indebtedness (financial indebtedness offset by cash, marketable securities deposits and other liquid financial instruments) shall not exceed 65% of net CAP (defined as financial indebtedness, net, plus shareholders equity, including deposits and other liquid financial instruments) (as of December 31, 2021 Sapiens’ net financial indebtedness was (36.78%) of net CAP (36.78%) of net CAP); and (iii) the ratio of Sapiens’ net financial indebtedness to EBITDA (based on accumulated calculation for the four last quarters) shall not exceed 5.5 (as of December 31, 2021 the ratio of Sapiens’ net financial indebtedness to EBITDA was (1.27)).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:- Commitments and Contingencies (Cont.)

4)	Magic Software

Under the terms of the loan with an Israeli financial institution, Magic Software has undertaken to comply with the following financial covenants, as they will be expressed in its consolidated financial statements (in accordance with US GAAP):

(i)	Total equity attributable to Magic Software’ shareholders shall not be lower than $100,000 at all times – as of December 31, 2021 Magic Software shareholders’ equity was $275,668.

(ii)	Magic Software’s consolidated cash and cash equivalents and marketable securities available for sale shall not be less than $10,000 – as of December 31, 2021 Magic Software’s cash and marketable securities available for sale were $94,818.

(iii)	The ratio of Magic Software’s consolidated total financial debts to consolidated total assets will not exceed 50% - as of December 31, 2021 Magic Software’s financial debts were 7.6% of its total assets;

(iv)	The ratio of Magic Software’s total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.25 – as of December 31, 2021 the ratio of Magic Software’s net financial indebtedness to EBITDA was negative (-0.9) (cash exceeds indebtedness); and

(v)	Magic Software shall not create any pledge on all of its property and assets in favor of any third party without the financial institution’s consent.

As of December 31, 2021, each of Formula, Matrix, Sapiens and Magic Software was in compliance with all of its financial covenants.

d)	Legal proceedings:

1)	In September 2016, an Israeli software company, which was previously involved in an arbitration proceeding with Magic Software in 2015 and won damages from it for $2.4 million, filed a lawsuit seeking damages of NIS 34,106 against Magic Software and one of its subsidiaries. This lawsuit was filed as part of an arbitration proceeding. In the lawsuit, the software company claimed that warning letters that Magic Software sent to its clients in Israel and abroad, warning those clients against the possibility that the conversion procedure offered by the software company may amount to an infringement of Magic Software’s copyrights (the “Warning Letters”), as well as other alleged actions, have caused the software company damages resulting from loss of potential business. The lawsuit is based on rulings given in the 2015 arbitration proceeding in which it was allegedly ruled that the Warning Letters constituted a breach of a non-disclosure agreement (NDA) signed between the parties. Magic Software rejected the claims by the Israeli software company and moved to dismiss the lawsuit entirely. In July 2021 the arbitrator of this proceeding rendered his decision and determined that Magic Software should pay final damages in an amount of NIS5,316 (approximately NIS 1,650). Our financial results of operations of 2021 included a net impact of $1.6 million resulting from the arbitration expenses.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:- Commitments and Contingencies (Cont.)

2)	On November 23, 2020, Olir Trade and Industries Ltd. (“Olir”) filed a derivative action and a motion to certify a derivative action, with the District Court (Economic Division) of Tel Aviv-Jaffa, Israel (Derivative Action No. 58348-11-20) (the “Claim” and the “Motion to Certify”, respectively) (as reported in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on December 9, 2020). In the framework of the Motion to Certify, Olir requested permission to file the Claim, on the Company’s behalf, against each of the Company’s five directors, as well as the Company’s chief executive officer (the “CEO”), Mr. Guy Bernstein, and chief financial officer, Mr. Asaf Berenstin (the “CFO”), as defendants. The Company and the named defendants are all listed as respondents to the Motion to Certify. The Claim challenges the legality, under the Israeli Companies Law, 5759-1999 (the “Companies Law”), of compensation awarded to the Company’s CEO and CFO, including past engagements with the CEO and the recent re-approval by the Company’s compensation committee and board of directors (as reported in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 4, 2020), of the eight-year equity-based award of compensation—in the form of 611,771 restricted share units— to the Company’s CEO. The Claim includes allegations of breaches of fiduciary duties (duty of care and duty of loyalty) and the oppression of minority shareholders and unjust enrichment. The Claim seeks an accounting from the defendants as to the alleged harm caused to the Company, as well as compensation to the Company for such harm. The Claim also seeks a declaratory order preventing the board of directors from using voting powers allegedly granted to it under agreements related to the Company’s ADSs. The Company rejects all claims made by Olir and believe that all actions taken by its board of directors and its committees were taken in accordance with the Companies Law and based upon advice of legal counsel. All respondents intend to vigorously defend against the Motion to Certify and on May 13, 2021 all respondents filed their responses to the Motion to Certify.

On May 19, 2021 the Company filed a motion asking the court to order Olir to deposit a guarantee for our costs in the proceedings. On June 23, 2021 Olir filed its response to the motion. A pre-trial hearing is scheduled for June 2, 2022. The Company and Olir started mediation proceedings with the first mediation meeting taken place on February 16, 2022. At this early stage of the proceedings, the Company cannot predict the outcome of the proceedings.

3)	On December 24, 2019, a motion for the approval of a class action (#60508-02-20), in an amount of NIS 793,800, was filed against Zap Group with the Israeli District Court (central district), claiming that Zap Group allegedly generated income illegally from paying customers through the ‘ZAP Group’s price comparison’ website. At the pre-trial hearing, it was decided that the plaintiffs would file an explanation to the court as to why they believe they were fit to serve as class action plaintiffs and give an explanation as to why they have performed prohibited clicks on their competitor’s websites through ZAP Group’s website. In addition plaintiffs were requested to update whether they are willing to reduce the amount of the claim. On July 15, 2021, the plaintiffs filed a motion to reduce the amount of the claim to NIS 63,000. On December 15, 2021, a pre-trial hearing took place, in which the court clarified that it does not intend to interfere with Zap Group’s business considerations regarding the click filtering mechanisms that it operates. The court recommended that the plaintiffs reach an agreed solution with Zap Group on the issue of the necessary disclosure that Zap Group should include in its contracts with customers (as available on its website). The parties were requested to file a joint notice in accordance with the court’s recommendation by January 15, 2022. The plaintiffs submitted a request for an extension to file the notice. On April 5, 2022, the plaintiffs filed a notice with the court stating that they had not reached agreement with Zap Group and therefore seek to set the case for evidentiary hearing. A date for a hearing has not yet been set. As this claim was filed against Zap Group prior to its acquisition by Formula, any liability resulting from it is covered by the indemnification provided to Formula by the former shareholders of Zap Group.

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

As of December 31, 2020 and 2021, the Group had contingent liabilities to pay royalties of $6,014 and $5,454, respectively.

f)	Insurance:

The Company and its subsidiaries and affiliates insure themselves in bodily injury and property damage insurance policies, including third party, professional liability and employer’s liability insurance policies. Formula, Sapiens, Magic Software, Zap Group, Insync, Michpal and Ofek directors and officers (D&O) are insured under an “umbrella” policy for insurance of directors and officers including D&O side A DIC policy (another layer of protection for officers) acquired by the Company for itself and its subsidiaries, for a period of 12 months from February 14, 2021.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 20:- equity

The composition of the Company’s share capital is as follows:

	December 31, 2021			December 31, 2020
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding
Ordinary shares, NIS 1 par value each	25,000,000	15,862,887	15,294,267	25,000,000	15,862,887	15,294,267

a.	Formula’s ordinary shares, par value NIS 1 per share, are traded on the TASE, and Formula’s ADSs, each representing one ordinary share, are traded on the NASDAQ.

b.	Formula holds 568,620 of its own ordinary shares.

c.	In August 2019, Formula declared a cash dividend of approximately $7,953 (or $0.52 per share) to shareholders of record on September 12, 2019 that was paid on September 25, 2019.

d.	In November 2019, Formula declared a cash dividend of approximately NIS 24,471 (approximately $7,079) or NIS 1.6 per share (approximately $0.46 per share) to shareholders of record on December 24, 2019 that was paid on January 8, 2020.

e.	In August 2020, Formula declared a cash dividend of approximately NIS 27,071 (approximately $7,960) or NIS 1.77 per share (approximately $0.52 per share) to shareholders of record on September 3, 2020 that was paid on September 16, 2020.

f.	In February 2021, Formula declared a cash dividend of approximately NIS 33,036 (approximately $10,155) or NIS 2.16 per share (approximately $0.66 per share) to shareholders of record on February 18, 2021 that was paid on March 4, 2021.

g.	In August 2021, Formula declared a cash dividend of approximately NIS 38,694 (approximately $11,932) or NIS 2.53 per share (approximately $0.78 per share) to shareholders of record on September 1, 2021 that was paid on September 22, 2021.

h.	For information concerning Formula’s employees and officers share-based plans, see Note 17.

Note 21:- INCOME TAX

a.	Israeli taxation:

1)	Corporate tax rate in Israel:

Taxable income of Israeli companies was generally subject to corporate tax at the rate of 23% in 2019, 2020 and in 2021. Some of our Israeli subsidiaries are eligible for certain tax benefits, as described below.

2)	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law”):

Amendment 73 to the law:

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) 2016, which includes Amendment 73 to the Law for the Encouragement of Capital Investments (the “2017 Amendment”) was published and was pending the publication of regulations, in May 2017 regulations were promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Following the publication of the regulations the 2017 Amendment became fully effective. According to the 2017 Amendment, a Preferred Technological Enterprise, as defined in the 2017 Amendment, with total consolidated revenues of the group companies is less than NIS 10 billion, shall be subject to 12% tax rate on income derived from intellectual property (in development area A—a tax rate of 7.5%). In order to qualify as a Preferred technological enterprise certain criterion must be met, such as a minimum ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual revenues derived from exports.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:- INCOME TAX (Cont.)

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a Special Preferred Technology Enterprise (“SPTE”) (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the company’s geographic location within Israel. In addition, a SPTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017.

Starting from 2017 under Amendment 73 to the Investment Law, part of the Group’s taxable income in Israel is entitled to a preferred 12% tax rate. Since 2019, under SPTE the tax rate for part of the Group’s taxable income in Israel has been reduced to a 6% corporate tax rate.

Amendment 74 to the Encouragement Law:

On November 15, 2021, the Economic Efficiency Law (Legislative Amendments for Achieving Budget Targets for the 2021 and 2022 Budget Years), 2021 (the “Economic Efficiency Law”), was enacted. This Law establishes a temporary order allowing Israeli companies to release tax-exempt earnings (“trapped earnings” or “accumulated earnings”) accumulated until December 31, 2020, through a mechanism established for a reduced corporate income tax rate applicable to those earnings (the “Temporary Order”).

In addition to the reduced corporate income tax (CIT) rate, Article 74 to the Encouragement Law was amended whereby effective from August 15, 2021, for any dividend distribution (including a dividend as per Article 51B to the Encouragement Law) by a company which has trapped earnings, there will be a requirement to allocate a portion of that distribution to the trapped earnings.

The tax-exempt income is attributable to certain Group members’ previous status as “Approved Enterprise” and “Benefited Enterprise”. Such tax-exempt income cannot be distributed to shareholders without subjecting the Company to payable income taxes. If dividends are distributed from previous tax-exempt profits, the Company will be liable for income tax at the rate applicable to its profits from the Approved Enterprise in at the tax rate enacted in the year in which the income was earned.

According to the Temporary Order, the reduction of CIT will apply to earnings that are released (with no requirement for an actual distribution) within a period of one year from the date of enactment of the Temporary Order. The reduction in the CIT is dependent on the proportion of the trapped earnings that are released in relation to the total trapped earnings, and on the applicable CIT rate in the years the earnings were generated. Consequently, the larger the proportion of the trapped earnings that are released, the lower the tax in respect of the distribution. The minimum tax rate is 6%. Further, a company that elects to pay a reduced CIT is required to invest in its industrial enterprise a designated amount in accordance with the Economic Efficiency Law within a period of five years commencing from the tax year in which the election is made. The designated investment should be utilized for the acquisition of production assets, and/or investments in research and development and/or compensation to additional new employees.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:- INCOME TAX (Cont.)

According to ASC 740, a deferred tax liability would generally be recorded relating to corporate taxes that would be owed on the distribution of profits if management has currently the intention to declare dividends of its tax-exempt earnings.

In 2021, Sapiens elected to benefit from the Temporary Order and pay the reduced CIT as per the provisions of the Economic Efficiency Law in respect of its total accumulated tax-exempt earnings amounting to NIS 109,000 (approximately $35,048), and accordingly recognized deferred tax liability of $3,531.

3)	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxes), 1969:

It is Formula’s management’s belief that certain of its Israeli operations currently qualify as Industrial Companies within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the “Industrial Encouragement Law”). The Industrial Encouragement Law defines an “Industrial Company” as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production. Under the Industrial Encouragement Law, the Company is entitled to amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes as well as accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industrial Encouragement Law is not subject to receipt of prior approval from any governmental authority.

4)	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, certain Israeli subsidiaries of the Group calculate their tax liability in dollars according to certain orders. The tax liability, as calculated in dollars is translated into NIS according to the exchange rate as of December 31 of each year for tax purposes only.

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

Note 21:- INCOME TAX (Cont.)

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2020 and 2021 was $114,569 and $157,464, respectively. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

The amount of cash and cash equivalents that were held by the Group’s subsidiaries outside of Israel and would have been subject to income taxes if distributed as dividend as of December 31, 2020 and 2021 was $87,331 and $61,812, respectively.

c.	Tax Reform - United States of America

The U.S. Tax Cuts and Jobs Act of 2017 (“TCJA”) was approved on December 22, 2017. This legislation makes significant changes to the U.S. Internal Revenue Code. Such changes include a reduction in the corporate tax rate and limitations on certain corporate deductions and credits, among other changes. The TCJA reduces the U.S. federal corporate income tax rate from 35% to 21% effective January 1, 2018.

In addition, the TCJA makes certain changes to the depreciation rules and implements new limits on the deductibility of certain expenses and deduction.

The TCJA introduced the rules for tax on the global intangible low-taxed income (“GILTI”) on foreign income in excess of a deemed return on tangible assets of foreign corporations. One of our subsidiaries is subject to GILTI.

Except for one US subsidiary which has a share interest in a subsidiary in India, all of the Group’s other subsidiaries in the United States do not have any foreign subsidiaries and, therefore, the remaining provisions of the TCJA have no material impact on the Group’s results of operations.

d.	Net operating loss carried forward:

As of December 31, 2021, Formula and its subsidiaries have cumulative losses for tax purposes totaling approximately $184,523, of which $143,355 was in respect of Israeli subsidiaries and approximately $41,168 of which was in respect of subsidiaries abroad.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:- INCOME TAX (Cont.)

1)	Formula

As of December 31, 2021, Formula stand-alone had cumulative carry forward tax losses in Israel totaling approximately NIS 257,503 (approximately $82,798), which can be carried forward and offset against taxable income in the future for an indefinite period.

2)	Matrix

As of December 31, 2021, certain subsidiaries of Matrix had operating carry-forward tax losses totaling approximately NIS 85,483 (approximately $27,486), which resulted from Israeli operations and as such can be carried forward and offset against taxable income in the future for an indefinite period.

3)	Magic Software

As of December 31, 2021, certain subsidiaries of Magic Software had operating carry forward tax losses totaling approximately $23,243, which can be carried forward and offset against taxable income in the future for an indefinite period.

4)	Sapiens

As of December 31, 2021, certain subsidiaries of Sapiens had carry-forward tax losses totaling approximately $34,515. Most of these carry-forward tax losses have no expiration date.

5)	Insync

As of December 31, 2021 Insync did not have any carry forward tax losses.

6)	Michpal

As of December 31, 2021 Michpal did not have any carry forward tax losses.

7)	Ofek

As of December 31, 2021 Ofek did not have any carry forward tax losses.

8)	Zap

As of December 31, 2021, Zap and certain of its subsidiaries had carry-forward tax losses totaling approximately NIS 22,008 (approximately $7,077). These carry-forward tax losses have no expiration date.

e.	Income tax assessments:

Formula and its subsidiaries are routinely examined by various tax authorities. Below is a summary of the income tax assessments of Formula and its subsidiaries:

1)	Formula

Formula has received final tax assessments (or assessments that are deemed final) through the tax year 2017.

2)	Matrix

Matrix has received final tax assessments through the tax year 2018. Matrix subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2017.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:- INCOME TAX (Cont.)

3)	Magic Software

Magic Software has received final tax assessments through the year 2016. Magic Software subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2017.

4)	Sapiens

Tax assessments filed by some of Sapiens’ Israeli subsidiaries through the year 2016 are considered to be final. Sapiens is currently under audit in several jurisdictions for the tax years 2017 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of December 31, 2021, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits.

5)	Zap Group

Zap Group has received final tax assessments (or assessments that are deemed final) through the tax year 2018. Zap Group’s subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2016.

f.	Deferred tax liabilities, net:

1)	Presentation in consolidated statements of financial position:

	December 31,
	2021	2020
Deferred taxes assets	$46,364	$39,750
Deferred tax liabilities	(78,135)	(68,367)
	$(31,771)	$(28,617)

2)	Composition:

	December 31,
	2021	2020
Net operating losses carried forward	$8,775	$5,377
Intangibles, fixed asset and right-of-use assets	(82,313)	(78,885)
Lease liability	30,362	31,358
Differences in measurement basis (cash basis for tax purposes)	3,084	(683)
Other	8,321	14,216
	$(31,771)	$(28,617)

g.	Pre-tax income:

	Year ended December 31,
	2021	2020	2019
Domestic (Israel)	$137,213	$106,974	$88,942
Foreign	46,798	36,782	30,895
Total	$184,011	$143,756	$119,837

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:- INCOME TAX (Cont.)

h.	Income tax (tax benefit) consist of the following:

	Year ended December 31,
	2021	2020	2019
Current taxes	$52,956	$23,015	$40,181
Deferred taxes	(10,342)	8,254	(12,980)
Total	$42,614	$31,269	$27,201

i.	Theoretical tax:

The following table presents reconciliation between the theoretical tax expense, assuming that all income was taxed at statutory tax rates, and the actual income tax expense, as recorded in the Group’s consolidated statements of profit or loss:

	Year ended December 31,
	2021	2020	2019
Income before income taxes, as per the statement of operations	$184,011	$143,756	$119,837

Statutory tax rate in Israel	23%	23%	23%

Tax computed at the statutory tax rate	42,323	33,064	27,563

Non-deductible expenses (non-taxable income) net and tax-deductible costs not included in the accounting costs	3,667	2,544	792
Effect of different tax rates	852	(774)	1,114
Release of trapped earnings (see note 21(a)(2)	3,531
Effect of “Approved, Beneficiary or Preferred Enterprise” status	(7,338)	(5,426)	(2,557)
Deferred taxes on current losses (utilization of carry forward losses) and temporary differences for which a valuation allowance was provided, net	(84)	1,877	1,087
Taxes in respect of prior years	891	280	(569)
Uncertain tax positions	401	285	1,889
Other	(1,629)	(581)	(2,118)
Taxes on income	$42,614	$31,269	$27,201

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:-	INCOME TAX (Cont.)

j.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of total unrecognized tax benefits in Formula’s subsidiaries is as follows:

Balance as of January 1, 2019	6,601

Decrease related to prior years’ tax positions	(243)
Increase related to current year tax positions	1,999

Balance as of December 31, 2019	8,357

Acquisition of subsidiaries	1,057
Decrease related to prior years’ tax positions	(1,733)
Increase related to current year tax positions	1,410

Balance as of December 31, 2020	9,091

Decrease related to prior years’ tax positions	(1,457)
Increase related to current year tax positions	2,906
Balance as of December 31, 2021	10,540

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 22:-	Supplementary Financial Statement Information

a.	Composition of non-controlling interest in material partially-owned subsidiaries:

	December 31,
	2021	2020
Matrix and its subsidiaries	$161,947	$147,662
Sapiens and its subsidiaries	320,448	306,684
Magic Software and its subsidiaries	153,706	150,808
Other	2,726	188
	$638,827	$605,342

b.	The following table provides detailed breakdown of the Group’s financial income and expenses:

	Year ended December 31,
	2021	2020	2019
Financial expenses:
Financial expenses related to liabilities in respect of business combinations	$3,539	$3,738	$1,061
Interest expenses on loans and borrowings	6,249	6,863	6,376
Financial costs related to Debentures	6,948	6,546	5,632
Interest expenses attributed to IFRS 16	4,873	5,367	4,195
Bank charges, negative foreign exchange differences and other financial expenses	8,385	6,930	5,179
	29,994	29,444	22,443
Financial income:
Income from marketable securities and embedded derivative	3,338	204	747
Interest income from deposits, positive foreign exchange differences and other financial income	2,651	2,355	3,044
	5,989	2,559	3,791
Financial expenses, net	$24,005	$26,885	$18,652

c.	Geographical information:

1)	The Group’s property and equipment is located as follows:

	December 31,
	2021	2020
Israel	$44,221	$44,105
United States	3,144	4,517
Europe	2,820	3,303
Japan	211	283
Other	6,490	6,968
Total	$56,886	$59,176

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 22:-	Supplementary Financial Statement Information (Cont.)

2)	Revenues:

The Group’s revenues classified by geographic area (based on the location of customers) are as follows:

	Year ended December 31,
	2021	2020	2019
Israel	$1,506,566	$1,203,109	$1,047,265
International:
United States	591,794	501,785	462,803
Europe	255,680	189,152	145,564
Africa	18,012	11,702	15,336
Japan	12,890	14,282	14,925
Other (mainly Asia pacific)	19,434	13,888	15,222
Total	$2,404,376	$1,933,918	$1,701,115

d.	Earnings per share:

The following table presents the computation of basic and diluted net earnings per share for the Group:

	Year ended December 31,
	2021	2020	2019
Numerator:
Basic earnings per share – net income attributable to equity holders of the Company	$54,585	$46,776	$38,820
Diluted earnings per share – net income attributable to equity holders of the Company	$53,974	$45,969	$37,457
Denominator:
Basic earnings per share – weighted average shares outstanding	15,290	15,286	15,190
Effect of dilutive securities	114	6	151
Diluted earnings per share – adjusted weighted average shares outstanding	15,404	15,292	15,341
Basic net earnings per share	3.57	3.05	2.56
Diluted net earnings per share	3.50	3.01	2.44

Note 23:-	operating segments

a.	General:

The Group is engaged through seven directly held subsidiaries; Matrix; Sapiens; Magic Software; Michpal, Zap, Insync and Ofek; and one jointly controlled entity: TSG, in providing software services, proprietary and non-proprietary software solutions, software product marketing and support, computer infrastructure and integration solutions and training and integration.

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

Matrix operates through its directly and indirectly held subsidiaries in the following segments: (1) Information Technology (IT) Software solutions and services, Consulting & Management in Israel; (2) Information Technologies (IT) Software solutions and services in the U.S; (3) Training and integration; (4) Computer and cloud infrastructure and integration solutions; and (5) Software product marketing and support.

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

Furthermore, the activity in this segment includes project management consulting services and multi-disciplinary operational and engineering consulting services, including supervision of complex engineering projects, all according to client specific needs as the scope of work invested in each element varies from one customer to the other. In 2021, activity in software solutions and value-added services in Israel accounted for approximately 54% of Matrix’s revenues and approximately 57% of its operating income.

Information Technologies (IT) Software solutions and services in the United States:

Matrix’s activities in this segment are primarily providing software solutions and services of Governance Risk and Compliance (“GRC”) experts, including activities on the following topics: risk management, management and prevention of fraud, anti-money laundering, trade surveillance as well as, specialized advisory services in the area of compliance with financial regulation and operational services, through Matrix-IFS (formerly Exzac Inc.), a wholly owned subsidiary of Matrix, as well as providing solutions and specialized technological services in areas such as: portals, BI (Business Intelligence) DBA (Data Base Administration), CRM (Customer Relation Management) and EIM (Enterprise Information Management). Furthermore, the activity in this segment includes dedicated solutions for the GovCon Government contracting market, IT help desk services specializing in healthcare and software product distribution services particularly IBM, BMC and Atlassian products to customers in the public-government sector in the U.S (mainly through RightStar Inc.). In 2021, activity in the U.S accounted for approximately 8% of Matrix’s revenues and approximately 11% of its operating income.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 23:-	operating segments (Cont.)

Training and integration:

Matrix’s activities in this segment consist of operating a network of high-tech training and instruction centers which provide application courses, professional training courses and advanced professional studies in the high-tech industry, courses of soft skills and management training and provision of training and implementation of computer systems. Matrix also outsources IT services based on graduates of its courses. In 2021, activity in training and integration accounted for approximately 4% of Matrix’s revenues and for approximately 5% of its operating income.

Computer and cloud infrastructure and integration solutions:

Matrix’s activities in this segment, is primarily providing computer solutions to computer and communications infrastructures, marketing and sale of computers and peripheral equipment to business customers, providing related services, and cloud computing solutions (through the business specializing unit of the Company - Cloud Zone) and a myriad of services regarding Database services and Big data services (through the specialized business unit Data zone). In 2021, activity in computer and cloud infrastructure and integration solutions accounted for approximately 28% of Matrix’s revenues and for approximately 19% of its operating income.

Software product marketing and support:

Matrix’s activities in this segment include marketing, distributing and support for various software products, the principal of which are CRM, computer systems management infrastructures, web world content management, database and data warehouse mining, application integration, database and systems, data management and software development tools. In 2021, activity in software product marketing and support accounted for approximately 6% of Matrix’s revenues and approximately 8% of its operating income.

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

Magic Software

Magic Software is a global provider of: (i) software services and Information Technologies (“IT”) outsourcing software services; (ii) proprietary application development and business process integration platforms; (iii) selected packaged vertical software solutions; as well as (iv) cloud based services for end to end digital transformation. Magic Software’s technology is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, Magic Software’s technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment.

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

In addition, Magic Software offers a variety of proprietary comprehensive packaged software solutions through certain of its subsidiaries for (i) enterprise-wide and fully integrated medical platform (“Clicks”), specializing in the design and management of patient-file oriented software solutions for managed care and large-scale health care providers. This platform aims to allow providers to securely access an individual’s electronic health record at the point of care, and it organizes and proactively delivers information with potentially real time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers; (ii) enterprise management systems for both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless electronic data interchange, or EDI communications, dangerous goods, special handling, track and trace, security to billing (“Hermes”); (iii) enterprise human capital management, or HCM, solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making (“HR Pulse”); (iv) revenue management and monetization solutions in mobile, wireline, broadband and mobile virtual network operator/enabler, or MVNO/E (“Leap”); (v) comprehensive systems for managing broadcast channels in the area of TV broadcast management through cloud-based on-demand service or on-premise solutions; (vi) comprehensive solution for sales and distribution field activities, such as order taking, route accounting, trade marketing, retail execution, proof of deliveries and B2B E-commerce (“Mobisale”); and (vii) comprehensive solution for efficient management of all types of rehabilitation centers (“Nativ”).

Magic Software solutions are used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, its technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. Its software solutions include application platforms for developing and deploying specialized and high-end large-scale business applications (Magic xpa application platform, formerly branded uniPaaS, Appbuilder and Magic SmartUX), an integration platform that allows the integration and interoperability of diverse solutions, applications and systems in a quick and efficient manner (Magic xpi business and process integration platform, formerly branded iBOLT), Magic BusinessEye – a cloud-based platform for all verticals enabling smooth end-to-end digital transformation and full organizational business intelligence and FactoryEye - a proprietary high performance, low-code, flexible, hybrid platform for manufacturers based on existing infrastructure enabling real-time virtualizations of all production data and advanced analytics (based on machine learning) for improved productivity and competitive advantage. These solutions enable Magic Software customers to improve their business performance and return on investment by supporting the affordable and rapid delivery and integration of business applications, systems and databases.

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

Michpal

Michpal, an Israeli registered company, is a developer of proprietary, on-premise payroll software solution for processing traditional payroll stubs to Israeli enterprises and payroll service providers. Michpal also developed several complementary modules such as attendance reporting, which are sold to its customers for additional fees. Together with its subsidiaries Unique Software Industries Ltd, a software development and services company, providing integrated solutions in the field of payroll for more than 30 years, including pay-stubs, pension services management, education funds management, and software solutions for managing employee attendance, and Effective Solutions Ltd Michapl also provides consulting services in the fields of operational cost savings and procurement, as well as salary control and monitoring a payroll, labor, pensions, social security and employee income tax matters. As of December 31, 2021, Michpal serves approximately 8,000 customers, most of which are long-term customers.

Zap Group

Zap Group, is Israel’s largest group of consumer websites which manages more than twenty leading consumer websites from diverse content worlds with a total of more than 17 million visits per month, including Zap Price Comparison website, Zap Yellow Pages (the largest business index in Israel) and Zap Rest (Israel’s restaurants index). Zap Group, an Israeli private company, provides a variety of digital advertising solutions for its customers (small and medium businesses in Israel) and an access to an E-commerce platform to allow them engage with their consumers. Zap Group serves over 400,000 listed businesses on its platforms; approximately 16,000 of them are paying customers. The websites managed and offered by Zap Group offer consumers a user-friendly search experience with a variety of advanced tools, which enable them to make educated purchase decisions in the best and most informed way.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 23: -	operating segments (Cont.)

Digital Solutions

Zap Group provides a variety of digital advertising solutions for its customers (small and medium businesses in Israel) and an access to an E-commerce platform that allows them to engage with their consumers. Zap Group regularly seeks to develop attractive digital solutions, which it believes to have market potential for small and medium businesses and their end user. All of Zap Group’s investments in this area have been proven, where we believe we can leverage our experience to enhance product positioning and increase market penetration. We provide our management and technical and financial expertise, marketing experience to help bring these products to market.

E-commerce Solutions

Zap Group provides an e-commerce platform for approximately 1,500 large, medium and small businesses, which operate stores in Israel. The platform, both website and application, allow end users to compare prices of the various stores for over 1.2 million products in 650 categories. The platform provides to more than 120 million visiting end users annually, 300,000 reviews of stores and products and 5,000 quality guides (videos and articles), which allow them to engage through the platform directly with the stores for a purchase of a certain product they looked at through the platform. Total online purchases through the platform is estimated at approximately NIS 2 billion annually, which is estimated at 14% out of total online purchase volume in Israel (not including food and beverage).

In 2021, Zap Group launched a new website for car sellers and buyers, which provides a marketplace where buyers can explore on one website various options for buying a second-hand car (B2C). The platform allows the buyer to compare prices, specs, financing, peripheral services, accessories and overall packages. The Online, real-time supply availability enables transparency, and also provides the buyer an aggregated view of specific sellers and agencies and a direct contact with a large pool of sellers

Digital platforms

Zap Group provides digital advertising platforms and services through 18 websites for medium and small businesses in 1,600 business categories in Israel, including doctors, lawyers, and other service and product providers. The platform, both website and application allow end users to contact directly with the service provider. The platform provides to more than 50 million visiting end users annually, 200,000 reviews, 2,000 quality guides (videos and articles), 300 price lists, and 700 forums with more than 1.5 million expert explanations.

Zap Group also provides its customers other digital services as Search Engine Marketing (Pay Per Click Google and Facebook campaigns) and Search Engine Optimization for their websites. Zap Group also provides website design services, creation of new websites on various tools (ZAP-X), management of social media, online business cards (GMB), and big data services.

Restaurants and events

Zap Group provides digital advertising platforms and services for more than 17,000 restaurants listed and provides services for social events. Approximately 2,500 of them are paying customers. The platform, both website and application allow end users to directly contact the restaurant for table ordering, ordering of delivery or take away, to post visit reviews or explore the restaurant menu, photo gallery and other content such as articles, etc. The platform provides to more than 30 million visiting end users annually, approximately two million food deliveries, 200,000 reviews, 5,000 food and culinary articles (videos and articles), and more than 0.5 million push updates annually.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 23: -	operating segments (Cont.)

Other

ZAP Group provides digital advertising platform for domestic travel and hospitality businesses in Israel (the “Platform”). The platform, both website and application, allows end users to order directly from the provider (hotel, guesthouse or attraction service provider). The platform provides access to millions of visiting end users annually, to approximately 1,200 vacation and leisure locations.

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

TSG

TSG is a global high-technology company engaged in high-end technical solutions for protecting the safety of national borders, improving data gathering mechanisms, and enhancing communications channels for military, homeland security and civilian organizations.

TSG operates primarily in the defense and homeland security arenas. The nature of military and homeland security actions in recent years, including low intensity conflicts and ongoing terrorist activities, as well as budgetary pressures to focus on leaner but more technically advanced forces, have caused a shift in the defense and homeland security priorities for many of TSG’s major customers. As a result, TSG believes there is a continued demand in the areas of command, control, communications, computer and intelligence (C4I) systems, intelligence, surveillance and reconnaissance (ISR) systems, intelligence gathering systems, border and perimeter security systems, cyber-defense systems. There is also a continuing demand for cost-effective logistic support and training and simulation services. TSG believes that its synergistic approach of finding solutions that combine elements of its various activities positions it to meet evolving customer requirements in many of these areas. TSG tailors and adapts its technologies, integration skills, market knowledge and operationally-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced technologies, TSG provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited budgets.

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

b)	Consolidated Goodwill in material partially owned subsidiaries:

	December 31,
	2021	2020
Matrix and its subsidiaries	$306,421	$290,662
Sapiens and its subsidiaries	406,498	409,646
Magic Software and its subsidiaries	146,803	135,682
Michpal and its subsidiaries	36,108	34,758
ZAP and its subsidiaries	35,292	-
Other consolidated subsidiaries	1,732	1,676
	$932,854	$872,424

c)	Reporting on operating segments:

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assesses its performance. The CODM has been identified as Formula’s CEO. The CODM assess the performance of the Group based on each of the Group’s directly held subsidiaries and company accounted for at equity operating income (or loss). Headquarters and finance expenses of Formula are allocated proportionally among the investees.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 23: -	operating segments (Cont.)

	Matrix	Sapiens	Magic Software	Michpal	ZAP Group	Other	Adjustments	Total
Year ended December 31, 2021:
Revenues from external customers	1,344,088	461,035	477,643	32,087	51,640	127,641	(89,758)	2,404,376
Inter-segment revenues	6,529	-	2,682	-	-	-	(9,211)	-
Total revenues	1,350,617	461,035	480,325	32,087	51,640	127,641	(98,969)	2,404,376
Depreciation and amortization	45,736	45,732	19,837	4,023	7,486	3,776	(4,406)	122,184
Segment operating income	102,054	44,210	59,785	6,838	5,962	3,841	(3,519)	219,171
Unallocated corporate expenses								(11,155)
Total operating income								208,016
Financial expenses, net								(24,005)
Group’s share of profits of companies accounted for at equity, net								505
Taxes on income								(42,614)
Net income								$141,902

	Matrix	Sapiens	Magic Software	Michpal	ZAP Group	Other	Adjustments	Total
Year ended December 31, 2020:
Revenues from external customers	1,116,178	382,903	368,357	26,244	-	120,330	(80,094)	1,933,918
Inter-segment revenues	5,316	-	2,837	-	-	-	(8,153)	-
Total revenues	1,121,494	382,903	371,194	26,244	-	120,330	(88,247)	1,933,918
Depreciation and amortization	36,244	35,965	18,861	3,506	-	3,377	(2,446)	95,507
Segment operating income	84,181	35,337	47,757	6,333	-	4,753	(3,455)	174,906
Unallocated corporate expenses								(4,265)
Total operating income								170,641
Financial expenses, net								(26,885)
Group’s share of profits of companies accounted for at equity, net								1,535
Taxes on income								(31,269)
Net income								$114,022

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 23: -	operating segments (Cont.)

	Matrix	Sapiens	Magic Software	Michpal	ZAP Group	Other	Adjustments	Total
Year ended December 31, 2019:
Revenues from external customers	1,005,721	325,674	322,401	21,271	-	117,245	(91,197)	1,701,115
Inter-segment revenues	3,986	-	3,229	-	-	-	(7,215)	-
Total revenues	1,009,707	325,674	325,630	21,271	-	117,245	(98,412)	1,701,115
Depreciation and amortization	34,780	32,196	17,584	2,500	-	2,158	(2,286)	86,932
Segment operating income	71,552	32,336	33,817	5,279	-	5,785	(7,553)	141,216
Unallocated corporate expenses								(2,727)
Total operating income								138,489
Financial expenses, net								(18,652)
Group’s share of profits of companies accounted for at equity, net								1,787
Taxes on income								(27,201)
Net income								$94,423

NOTE 24:-	SUBSEQUENT EVENTS

a)	In March 2022, Formula declared a cash dividend of approximately NIS 39,213 (approximately $11,930) or NIS 2.56 per share (approximately $0.78 per share) to shareholders of record on April 12, 2022 that was paid on April 26, 2022.

b)	On December 2, 2021, Magic Software entered into a Share Purchase Agreement (“the Agreement”) to acquire 50.1% of the outstanding share capital of Vidstart Ltd. (“Vidstart”). Vidstart is a provider of a video advertising platform that offers personalized automated methods and real-time smart optimization, helping its clients achieve high yields in the competitive digital ecosystem. The final closing and execution of the Agreement occurred on January 27, 2022. The total purchase price was approximately $11,292 in cash. Furthermore, according to the Agreement, Magic Software is obliged to purchase the remainder of Vidstart’s shares (30% on December 31, 2022 and 19.9% on December 31, 2023) for a price to be determined based on Vidstart’s future operating results during 2022 and 2023.

c)	On March 31, 2022, Magic Software entered into a secured credit agreement with an Israeli bank pursuant to which Magic Software borrowed $25,000 for a five-year term (the “Bank Loan”). The Bank Loan will mature on March 31, 2027, and will be repaid in 5 equal annual installments, whereas the interest will be paid and calculated on a quarterly basis. The Bank Loan bears interest at the rate SOFR + 2.25%.

- - - - - - - - - - - - - - - - - - -