Form 20-F/A
period 2021-12-31
FORMULA SYSTEMS (1985) LTD
filed 2022-05-17
CIK 1045986

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1, or the Amendment, to the Annual Report on Form 20-F for the year ended December 31, 2021, or the Annual Report, filed on May 16, 2022 with the Securities and Exchange Commission, or the SEC, is being filed by Formula Systems (1985) Ltd., or the Company, to amend the Annual Report for the sole purpose of:

●	Adding to our financial statements included under Item 18 of this Amendment, in accordance with Rule 2-05 of Regulation S-X, the report of the auditor of a subsidiary of the Company upon which our principal auditor relied, and to which our principal auditor referred, in rendering its audit report on our consolidated financial statements that were included in the Annual Report. The subject audit report for the subsidiary had been inadvertently omitted from the Annual Report.

In keeping with SEC requirements, this Amendment consists solely of (i) the entirety of Item 18 of Form 20-F, along with (ii) Exhibits 12.1 and 12.2, which constitute the required certifications of our principal executive officer and principal financial officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and (iii) Exhibits 13.1 and 13.2, which consist of the certifications of our principal executive officer and principal financial officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report, or reflect any events that have occurred after the Annual Report was originally filed.

1

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the reports of our independent registered public accounting firm in connection therewith are filed as part of this Amendment to the Annual Report, as noted on the pages below:

2

ITEM 19. EXHIBITS

Exhibit No.
1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
2.2	Description of Ordinary Shares of Formula Systems (1985) Ltd. +
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (3)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(4)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan, as amended(5)
4.4	Formula Systems (1985) Ltd. Compensation Policy(6)
8.1	List of Subsidiaries+
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kaiserer, a member of Ernst & Young Global+
15.2	Consent of KDA Audit Corporation+

+ Filed with the original filing of the Annual Report.

* Filed herewith.

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).

(2)	Incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.

(3)	Incorporated by reference to Exhibit 99.2 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.

(4)	Incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F for the 2008 fiscal year filed by the registrant with the Securities and Exchange Commission on April 27, 2009.

(5)	Incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F for the 2013 fiscal year filed by the registrant with the Securities and Exchange Commission on April 30, 2014.

(6)	Incorporated by reference to Appendix A to Exhibit 99.2 to the report on Form 6-K furnished by the registrant to the Securities and Exchange Commission on November 16, 2016.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Asaf Berenstin	May 17, 2022
	Asaf Berenstin	Date
Chief Financial Officer

4

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

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Magic Software Japan K.K. (the “Company”) as of December 31, 2020 and 2021, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2021. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on Section 404 of the Sarbanes-Oxley Act (“SOA”) and our report dated February 15, 2022 expressed an unqualified opinion thereon.

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

Tokyo, Japan

February 15, 2022	/s/ KDA Audit Corporation
KDA Audit Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

Opinion on Internal Control over Financial Reporting

We have audited Magic Software Japan K.K.’s (the “Company”) internal control over financial reporting as of December 31, 2021, based on Section 404 of the Sarbanes-Oxley Act (“SOA”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on Section 404 of the Sarbanes-Oxley Act (“SOA”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of financial position of the Company as of December 31, 2020 and 2021, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2021 and our report dated February 15, 2022 expressed unqualified opinion.

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

Definition and Limitations of Internal Control Over Financial Reporting

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tokyo, Japan

February 15, 2022	/s/ KDA Audit Corporation
KDA Audit Corporation