Form 20-F
period 2022-12-31
FORMULA SYSTEMS (1985) LTD
filed 2023-05-15
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

As of December 31, 2022, the registrant had 15,317,667 outstanding ordinary shares, NIS 1 par value, of which 141,398 were represented by American Depositary Shares.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate”, “may”, “will” and similar expressions are intended to identify forward looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	the degree of our success in our plans to leverage our global footprint to grow our sales;

●	the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy;

●	the degree of our success in developing and deploying new technologies for software solutions that address the updated needs of our customers and serve as the basis for our revenues;

●	the lengthy development cycles for a portion of our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions;

●	our lengthy and complex sales cycles, which do not always result in the realization of revenues;

●	the degree of our success in retaining our existing customers and competing effectively for greater market share;

●	difficulties in successfully planning and managing changes in the size of our operations;

●	the frequency of long-term, large, complex projects that we perform from time to time that involve complex estimates of project costs and profit margins, which sometimes change mid-stream;

●	the challenges and potential liability that heightened privacy laws and regulations pose to our business;

●	occasional disputes with clients, which may adversely impact our results of operations and our reputation;

●	various intellectual property issues related to our business;

●	potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems, particularly in the current work-from-home environment;

●	risks related to industries, such as the insurance, healthcare, defense and the telecom, in which certain of our clients operate;

●	risks posed by our global sales and operations, such as changes in regulatory requirements, supply chain disruptions, geopolitical instability stemming from Russia’s invasion of Ukraine, wide-spread viruses and epidemics like the COVID-19 pandemic or fluctuations in currency exchange rates;

●	the duration of macroeconomic headwinds caused by inflation, rising interest rates and currency exchange rate movements, and their impact on our revenues, profitability and cash flows; and

●	risks related to our and our subsidiaries’ principal location in Israel.

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

Summary of Risks Related to Our Business, Our Industry and Our Financial Condition

●	Our performance is dependent on the success of our M&A growth strategy, and the integration and continued success of the entities that we acquire.

●	We may be unable to successfully develop and deploy new technologies to address the updated needs of our customers.

●	Our product development and sales cycles are often lengthy, requiring us to expend significant time and resources prior to, and without assurances of, generating associated revenues.

●	Macroeconomic headwinds caused by inflation, rising interest rates, and currency exchange rates have been adversely impacting, and may continue to adversely impact, our revenues, profitability and cash flows.

●	If we are unable to keep our supply of skills and resources in balance with client demand around the world and attract and retain professionals with strong leadership skills, our business, the utilization rate of our professionals and our results of operations may be materially adversely affected.

●	Retention of key talent is challenging in the current labor markets in Israel and the other regions in which we operate.

●	Failure to manage our growth— both organic and non-organic—could effectively harm our business.

●	The market for software solutions and related services is highly competitive and dynamic, and we may be unable to adapt rapidly enough to changing market conditions and to compete successfully with existing or new competitors.

●	Customers switching to cloud-based solutions may lead to a decrease in demand for our products.

●	Long-term, large, complex implementation projects that we work on often involve changes, which could cause disputes between us and our customers.

●	We enter from time to time into fixed-price contracts that could subject us to losses in the event we fail to properly estimate our costs.

●	Security vulnerabilities in our software solutions could lead to reduced revenue or to liability claims.

●	We are subject to risks that are characteristic of the insurance market, including catastrophes, potential capital markets crashes, and consolidation.

●	Breaches or significant disruptions of our information technology systems have occurred and may occur again in the future.

●	Regulation of the internet and telecommunications, privacy and data security may adversely affect sales of our products and result in increased compliance costs.

●	We face increased competition from a wide variety of market participants.

Summary of Risks Related to Our International Operations

●	Fluctuations in foreign currency exchange rates have been adversely affecting, and could continue to adversely affect, our results of operations.
●	Our expanding international operations are accompanied by costs, operational risks and required regulatory compliance in many jurisdictions.
●	Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price.

Summary of Risks Related to Intellectual Property

●	We may be unable to protect our patents and trademarks from infringement and avoid infringing the intellectual property rights of others.

●	We and our customers rely on technology and intellectual property of third-parties, the loss of which could limit the functionality of our products and disrupt our business.

●	We could be required to provide the source code of our products to our customers.

●	We may be liable to our clients for damages caused by a violation of intellectual property rights.

Summary of Risks Related to Our Status as Israeli Company and Our Israeli Operations

●	A reduction of government spending in Israel on IT services may reduce our revenues and profitability; and any delay in the annual budget approval process may negatively impact our cash flows.

●	Israeli government tax benefits we receive may be terminated if we cease to qualify for them.

●	Our Israeli research and development grants impose various limitations on us, including restrictions on our ability to transfer manufacturing operations or technology outside of Israel.

●	Political, economic, and military conditions in Israel could negatively impact our business.

CERTAIN TERMS AND CONVENTIONS

Unless the context requires otherwise, all references in this annual report to:

●	“Formula” refer to Formula Systems (1985) Ltd. alone;

●	“we,” “our,” “ours,” “our company,” “our Group” and “us” refer to Formula, together with its subsidiaries and its affiliate company, unless otherwise indicated.

Our operations are currently conducted through our subsidiaries—

●	“Matrix”, which refers to Matrix IT Ltd. and its subsidiaries;

●	“Sapiens”, which refers to Sapiens International Corporation N.V. and its subsidiaries;

●	“Magic Software”, which refers to Magic Software Enterprises Ltd. and its subsidiaries;

●	“Michpal”, which refers to Michpal Micro Computers (1983) Ltd. and its subsidiaries;

●	“InSync”, which refers to InSync Staffing Solutions, Inc. and its subsidiaries;

●	“Ofek Aerial Photography”, which refers to Ofek Aerial Photography Ltd.;

●	“Zap Group”, which refers to Zap Group Ltd. and its subsidiaries; and

●	“Shamrad”, which refers to Shamrad Electronics (1977) Ltd. (which we acquired in October 2022); and

and our affiliated company—

●	“TSG,” which refers to TSG Advanced IT Systems, Ltd., in which we hold a 50% share interest.

●	“Companies Law” refer to the Israeli Companies Law, 5759-1999.

●	“dollars” or “$” are to U.S. dollars;

●	“NIS” are to New Israeli Shekels;

●	“ADSs” refer to our American Depositary Shares, each of which represents one ordinary share, par value NIS 1 per share, of our company;

●	“ordinary shares” refer to our ordinary share, par value NIS 1 per share, and include ordinary shares that are represented by ADSs;

●	“Nasdaq” refer to the Nasdaq Stock Market, on which the ADSs are listed for trading;

●	“TASE” refer to the Tel Aviv Stock Exchange, on which the ordinary shares are listed for trading;

●	“SEC” refer to the U.S. Securities and Exchange Commission;

●	“Israeli CPI” refer to the Israeli consumer price index;

●	“IFRS” refer to International Financial Reporting Standards, as issued by the IASB; and

●	“IASB” refer to the International Accounting Standards Board.

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

v

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

In the past decade we have completed a significant number of important acquisitions. In particular, we have acquired the following companies in the following fiscal periods: in early 2023, we acquired 70% of the share capital of Zebra AGR Technologies Ltd.; in 2022, we acquired 100% of the share capital of RDT Equipment and Systems (1993) Ltd, Shamrad Electronic (1997) Ltd, I.T Cognitive Ltd, The Goodkind Group, LLC., Intrabases SAS and 70% of the share capital of Formally Smart Form System Ltd; in 2021, we acquired the entire share capital of Zap Group Ltd., EnableIT LLC., and Menarva Software Solutions Ltd., 60% of the of the share capital of 9540 Y.G. Soft I.T Ltd., 60% of the of the share capital of SQ Service Quality Ltd., 75% of the share capital of A.A Engineering Ltd., 75% of the of the share capital of I.T.D. Group Ltd., and 60% of the of the share capital of AVB Technologies Ltd.; in the fourth quarter of 2020, we acquired Tia Technology (which, along with sum.cumo, has been renamed or will be renamed Sapiens Denmark and Sapiens Germany, respectively), Thor Denmark Holding ApS, and RightStar Inc.; in the third quarter of 2020, we acquired Delphi Technology Inc. (which has been merged into Sapiens America), Stockell Information Systems, Inc, Gestetnertec Ltd. (51%) and Mobisoft Ltd (70%); in the second quarter of 2020, we acquired Tiful Gemel Ltd. (75%), Magic Hands B.V, Liram Financial Software Ltd. (70%) and Aptonet Inc, and in the first quarter of 2020, we acquired sum.como GmbH and Ofek Aerial Photography (80%).  These acquisitions are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding our geographic footprint and adding complementary solutions to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time-consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating these acquired entities and other former acquisitions include:

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

Macro-economic headwinds caused by inflation, rising interest rates, global supply problems and fluctuations in currency exchange rates may adversely impact our revenues, profitability and cash flows.

Our business depends on various elements, including, the economic health of our current and prospective clients, worldwide economic conditions, and with respect to Sapiens, the overall demand within the global insurance technology sector. Sapiens markets and sells its insurance software solutions and services primarily in the European and North American regions, as well as, to a smaller extent, in various parts of the rest of the world. Adverse economic conditions in those markets, including due to rising inflation, increased interest rates and decreased economic output, may reduce overall demand for its insurance software solutions and services. These factors could also delay or lengthen sales cycles, and inhibit international expansion of our subsidiaries and/or affiliates, and may also lead to longer collection cycles for payments due from customers, as well as result in an increase in customer bad debt. In addition, the weakening of European currencies in comparison to the U.S. dollar has been adversely impacting in a material manner, and may continue to adversely impact, Sapiens’ revenues and results of operations as measured in U.S. dollars. While the implications of these macroeconomic trends for Sapiens’ business, results of operations and overall financial position remain uncertain over the long term, the headwinds that are being created by these trends are creating challenges for Sapiens’ business in the short term. In 2022, Sapiens experienced a slower growth rate in revenues, profitability and cash flows as a result of those headwinds. Please see “Risks Relating to our International Operations-Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that have been adversely affecting, and could continue to adversely affect, our business” for a discussion of the headwinds created by currency exchange rates.

In addition to exerting the foregoing impact, macro-economic headwinds may amplify a number of risks for us, including, but not limited to, the following:

●	our ability to increase sales of new, enhanced solutions to existing customers may be hindered due to more cautious purchasing and investment strategies by corporate customers;

●	reduced economic activity, which could lead to a prolonged recession, could negatively impact customer discretionary spending on insurance solutions, which in turn could substantially impact our business operations and financial condition in an adverse manner;

●	our customer success efforts, our ability to enter into new markets and to acquire new customers may be impeded, in part due to lengthening of our sales cycles;

●	there may be an increase in our credit losses reserves as customers face economic hardship and collectability becomes more uncertain, including due to the risk of bankruptcies;

●	our ability to retain, attract and recruit employees may be adversely impacted if our growth rate and profitability decrease;

●	our ability to complete acquisitions may be hampered if we need to seek financing for such acquisitions; and

●	our ability to raise capital may be hurt.

The full impact of economic headwinds on our business and our future performance may also have the effect of heightening any of our other risk factors described in this annual report, and is difficult to predict how long those trends will continue, so there is some level of risk that any guidance we provide to the market may turn out to be incorrect.

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

Our research and development, product delivery, and general and administrative, activities are conducted at locations where the competition for skilled technology professionals is particularly intense. While there has been strong competition for qualified human resources in the high-tech industry historically, the industry experienced record growth and activity in 2021, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has caused a sharp increase in job openings in both high-tech companies and research and development centers, as well as the intensification of competition between employers to attract qualified employees in those jurisdictions. Employee attrition— for all fields and professions, and for all levels of management— has accompanied this strong competition, and High-Tech companies such as ours that are based in Israel and these other jurisdictions are currently facing a shortage of skilled human capital, including engineering, research and development, sales and customer support personnel. Many of the companies with which we compete for qualified personnel may have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

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

Furthermore, as we seek to expand the marketing and offering of our products and services into new territories, it requires the retention of new, additional skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to generate in those territories, or may not be available at all. In particular, wage costs in lower-cost markets where we have recently added personnel, such as India, are increasing and we may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. The transition of projects to new locations may also lead to business disruptions due to differing levels of employee knowledge and organizational and leadership skills. Although we have never experienced an organized labor dispute, strike or work stoppage, any such occurrence, including with unionization efforts, could disrupt our business and operations and harm our financial condition. In addition, we may need to attract and train additional IT professionals at a rapid rate in order to serve several new customers or implement several new large-scale projects in a short period of time. If the current adverse macroeconomic headwinds develop into a full-fledged downturn in economic conditions and we need to lay off some of those employees, that will result in our loss of the time and resources that we had invested in training them, and our loss of their accumulated know-how.

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

We depend to an extent on repeat product and service revenues from our base of existing customers. For example, five of Sapiens’ largest customers accounted for, in the aggregate, 15.5% and 14.9% of its revenues in the years ended December 31, 2022 and 2021, respectively. Two of Magic Software’s largest clients accounted together for 20.6% and 21.2% of its revenues in the years ended December 31, 2022 and 2021, respectively, and five of Magic Software’s largest clients accounted for 26.4% and 27.5% of its revenues in the years ended December 31, 2022 and 2021, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our technologies. A significant decline in our revenue stream from existing customers, including due to termination of agreement(s), would have an adverse effect on our business, results of operations and financial condition.

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

For non-fixed price contracts, we generally provide our customers with up-front estimates regarding the duration, budget and costs associated with the implementation of their project. Due to the complexities described above, however, we may not meet those upfront estimates and/or the expectations of our customers, which could lead to a dispute with a client. In the past, these disputes have sometimes arisen with significant customers of Sapiens that have accounted for a significant portion of its revenues, and the settlement of these disputes reduced its revenues and operating profit relative to its prior estimates. In 2022 and 2021, certain customers of Sapiens canceled projects with us at the stage of implementation, resulting in the loss of potential future revenues from those customers. We expect that we may have similar cancellations by our customers in the future, during the implementation phase. These cancellations, if coupled with disputes with significant customers in the future, whether or not due to failure on our part, could result in lost revenues, lower profit margins, legal claims against us and even the refund of the customers’ money and could harm our reputation, thereby adversely affecting our ability to attract new customers and to sell additional solutions and services to existing customers.

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

A significant invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage internally. Both data that has been input into our main IT platform, which covers records of transactions, financial data and other data reflected in our results of operations, as well as data related to our proprietary rights (such as research and development, and other intellectual property- related data), are subject to material cyber security risks. From time to time, we experience cyber-attacks and other security incidents of varying degrees, though none which individually or in the aggregate has led to costs or consequences which have materially impacted our operations or business. Sapiens experienced attacks in or about April 2020, which resulted in a ransom payment and a brief interruption of service availability to customers, prior to restoration of secure computing operations. The amount paid in connection with, and the consequences of, the foregoing did not have a material adverse effect on Sapiens’ or our business or operations. In response, we and Sapiens implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. We also have in place disclosure controls that require the reporting of a cyber attack internally, which help to ensure that our senior management team has relevant information concerning such an attack in a timely manner upon its discovery. However, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful.

Outside parties have furthermore in the past, and may also in the future, attempt to fraudulently induce our subsidiaries’ employees to disclose sensitive, personal or confidential information via illegal electronic spamming, phishing or other tactics. This existing risk is compounded in the aftermath of the COVID-19 pandemic, as some of our subsidiaries have implemented in their offices a hybrid model where a large portion of their workforce spends a portion of their time working in their offices and a portion of their time working from home. Unauthorized parties may also attempt to gain physical access to our subsidiaries’ facilities in order to infiltrate their or our information systems or attempt to gain logical access to our subsidiaries’ products, services, or information systems for the purpose of exfiltrating content and data. These actual and potential breaches of our and our subsidiaries’ security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our subsidiaries, their employees or their customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our subsidiaries, their employees or their customers to a risk of loss or misuse of this information. This may result in litigation and liability or fines, our or our subsidiaries’ compliance with costly and time-intensive notice requirements, governmental inquiry or oversight or a loss of customer confidence, any of which could harm our subsidiaries’ business or damage our or their brand and reputation, thereby requiring time and resources to mitigate these impacts.

In addition, we and our subsidiaries, including Sapiens, rely on third party vendors and their employees for the implementation of our solutions, which heightens our exposure to potential cyber incidents. In particular, that reliance raises the following cyber risks, among others:

●	When third-party vendors handle sensitive information, they can become a target for cybercriminals who aim to steal that data.

●	Third-party software or systems could introduce malware, viruses, or other malicious code into the networks of our subsidiaries, causing significant damage.

●	Cybercriminals can infiltrate the supply chain of a third-party vendor to gain access to their systems and data, potentially compromising our organization as well.

●	Third-party employees with access to the systems or data of any of our subsidiaries can intentionally or unintentionally cause damage or data leaks.

●	Third-party vendors may not comply with data protection regulations or cybersecurity standards, which could result in legal penalties or reputational damage for us and our subsidiaries.

●	If a third-party vendor experiences a cyber incident or data breach, it could interrupt its services, affecting Sapiens as well.

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

The increasing amount of identifiable intangible assets and goodwill recorded on our consolidated statements of financial position may lead to significant impairment charges in the future.

The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly over the last five years from approximately $781.3 million as of December 31, 2017 to $1,148.9 million as of December 31, 2022 because of our acquisitions, and may increase further following future acquisitions. We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. Impairment testing, subject to downturns in our operating results and financial condition, may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

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

Our and our investees’ credit facility agreements with banks and other financial institutions, and our investees’ debentures, are subject to a number of restrictive covenants which, if breached, could result in acceleration of our obligation to repay our debt.

In the context of our and our subsidiaries’ and affiliate’s engagements with banks and other financial institutions for receiving various credit facilities and under the terms governing our Series A Secured Debentures and Series C Secured Debentures, Matrix Series B Debentures and Sapiens’ non-convertible unsecured Series B Debentures, we have undertaken to comply with a number of conditions and limitations on the manner in which we can operate our business. These include limitations on our ability to undergo a change of control, distribute dividends, incur debt or a floating charge on our assets, or undergo an asset sale or other change that results in a fundamental change in our operations. These credit facilities, agreements and deed of trusts that we have entered into with the trustees for the holders of each of our debentures also require us to comply with certain financial covenants. Those covenants include maintenance of certain financial ratios related to shareholders’ equity, total rate of debt and liabilities, minimum outstanding balance of total cash and short-term investments, and operating results that are customary for companies of comparable size, and maintenance of a minimum rating level for the debentures. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us and, by extension, to our shareholders. The deeds of trust of each of our debentures furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that our debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of any of our debentures (below BBB-) would constitute an event of default that could result in the acceleration of our obligation to repay the debentures, which accelerated repayment may be difficult for us to effect. In addition, the Formula Series A Secured Debentures and Series C Secured Debentures are secured by certain of the shares of Formula’s publicly held subsidiaries— Matrix, Sapiens and Magic Software. A breach of the restrictive covenants could result in the acceleration of our obligations to repay Formula’s or its subsidiaries’ debt.

To the extent it returns in a significant manner in regions in which our or our subsidiaries’ revenues are primarily generated, including in India where many of Sapiens’ employees are located, the global COVID-19 pandemic, or any other pandemic, may adversely affect our operating results in a material manner.

Wide-spread viruses and epidemics, such as the recent COVID-19 pandemic, to the extent it returns in full-force, could negatively affect our customers’ spending on our products and services. For example, with respect to Sapiens, in 2022, 41.6%, 13.6%, 35.5% and 9.3% of its revenues were generated from North America, the United Kingdom, the rest of Europe and the rest of the world, respectively. With respect to Magic Software, in 2022, 54.4%, 36.2%, 6.9% and 2.5% of its revenues were generated from North America, Israel, Europe and the rest of the world, respectively. In addition, a significant portion of our revenue are generated from customers in the financial services industry, including banking and insurance. Negative economic conditions created by a pandemic may cause its customers in general, and in that industry in particular, to reduce their IT spending. In general, our customers may delay or cancel projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. Additionally, customers may be more likely to make late payments in worsening economic conditions, which could require us to increase our collection efforts and incur additional associated costs to collect expected revenues. Moreover, with respect to Sapiens, to the extent that the purchase of licenses for its software are perceived by customers and potential customers to be discretionary, its revenues may be disproportionately affected by delays or reductions in general IT spending. If economic conditions generally, or in the industries in which we operate specifically, worsen from present levels, the results of our operations could be adversely affected.

To the extent the COVID-19 pandemic returns in full-force, in any wave or via any variant of the virus, including in India, where a significant percentage of Sapiens’ worldwide employees are located, that may also adversely impact our operating results, as the resulting closures, restrictions and health problems for our workers may compromise our ability to service our customers in various regions of the world.

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

Risks Relating to Our International Operations

Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that have been adversely affecting, and could continue to adversely affect, our business.

Many of our subsidiaries derive revenues from international operations that are conducted in local currencies. Those operations are conducted in currencies that include the U.S. dollar, British pound sterling, or GBP, Euro, NIS, Danish Krone, or DKK, and Swedish Krona, or SEK.

In some territories, like in Israel, India, and Poland, our cost of operations in local currency is higher than the revenues derived from such operations. In other territories, such as in the United Kingdom and Europe, revenues are higher than our cost of operations in local currency. Because exchange rates between the NIS, GBP, Euro, Indian Rupee, or INR, and the Polish Zloty, or PLN, against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations could negatively affect our revenue and profitability. In 2022, the GBP and Euro depreciated relative to the U.S. dollar by 14% and 13% (based on the average exchange rates over the course of 2022 as compared to 2021), respectively, thereby decreasing the U.S. dollar value of the revenues that we generated in those other currencies and having a material adverse impact on our revenues and results of operations. Any continuation of that trend in future periods would have a similar adverse impact.

In certain locations, we engage in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our financial position and results of operations. However, there can be no assurance that any such hedging transactions will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, our financial position and results of operations could be adversely affected. For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects— Overview— Our Functional and Reporting Currency.”

Our international sales and operations subject us to additional risks that can adversely affect our business, results of operations and financial condition.

We are continuing to expand our international operations as part of our growth strategy. In fiscal years 2022 and 2021, approximately 39% and 37%, respectively, of our revenues were derived from outside of Israel. Our current international operations and our plans to further expand our international operations subject us to a variety of risks, including:

●	Increased exposure to fluctuations in foreign currency exchange rates.

●	Increased exposure to global macroeconomic headwinds being caused by inflation and rising interest rates.
●	Complexity in our tax planning, and increased exposure to changes in tax regulations in various jurisdictions in which we operate, which could adversely affect our operating results and hinder our ability to conduct effective tax planning.

●	Increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations.

●	Longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable.

●	The need to localize our products and licensing programs for international customers.

●	Lack of familiarity with and unexpected changes in foreign regulatory requirements.

●	The burden of complying with a wide variety of foreign laws and legal standards.

●	Compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries.

●	Import and export license requirements, tariffs, taxes and other trade barriers.

●	Increased financial accounting and reporting burdens and complexities.

●	Weaker protection of intellectual property rights in some countries.

●	Multiple and possibly overlapping tax regimes.

●	Political, social and economic instability abroad, terrorist attacks and general security concerns.

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

Approximately 46% of our subsidiary Sapiens’ employees are currently located in India. Our significant presence in India, in particular Sapiens’ Research & Development personnel and Sapiens’ personnel for the delivery of its professional services, poses a number of challenges. These challenges are related to more volatile economic conditions, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), lack of due process, and inadvertent breaches of local laws or regulations. In addition, local business practices may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. It is possible that some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

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

The high and low closing market price of our ordinary shares traded on the TASE, under the symbol “FORTY,” and the high and low closing market price of our ADSs traded on the Nasdaq Global Select Market under the symbol “FORTY,” during each of the last five years, plus the early part of 2023, are summarized in the table below:

	Nasdaq		Tel Aviv Stock Exchange*
	In USD$		In NIS		In USD$
Year	High	Low	High	Low	High	Low
2023(**)	82.55	60.67	280.10	222.30	81.95	60.95
2022	121.8	70.89	380.60	250.00	123.05	70.94
2021	125.78	80.10	382.50	264.40	123.83	82.99
2020	89.00	36.75	310.00	148.90	89.16	39.79
2019	73.68	35.64	258.00	135.00	74.20	36.08
2018	44.95	32.57	156.40	117.70	43.65	33.72

(*)	The U.S. dollar price of our ordinary shares on the Tel Aviv Stock Exchange was determined by dividing the closing price of an ordinary share in NIS on the relevant date by the representative exchange rate of the NIS against the U.S. dollar as reported by the Bank of Israel on the same date.
(**)	From January 1, 2023 through April 30, 2023.

The market price of our ordinary shares and ADSs may fluctuate substantially due to a variety of factors, including:

●	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;

●	industry trends and changes;

●	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

●	public announcements concerning us or our competitors;

●	results of integrating investments and acquisitions;

●	the introduction or market acceptance of new service offerings by us or our competitors;

●	changes in product pricing policies by us or our competitors;

●	public announcements concerning distribution of dividends and payment of dividends;

●	the public’s response to our press releases, our other public announcements and our filings with the SEC and the Israeli Securities Authority;

●	changes in accounting principles;

●	sales of our shares by existing shareholders;

●	the loss of any of our key personnel;

●	other events or factors in any of the markets in which we operate, including those resulting from war, incidents of terrorism, natural disasters or responses to such events; and

●	general trends of the stock markets.

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

Our quarterly and annual revenues, gross profit, net income and results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations:

●	general global economic conditions;

●	acquisitions and dispositions;

●	the size, time and recognition of revenue from significant contracts;

●	timing of product releases or enhancements;

●	timing of contracts;

●	timing of completion of specified milestones and delays in implementation;

●	changes in the proportion of service and license revenues;

●	price and product competition;

●	market acceptance of our new products, applications and services;

●	increases in selling and marketing expenses, as well as other operating expenses;

●	currency exchange rate fluctuations; and

●	consolidation of our customers.

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

Asseco Poland S.A., or Asseco, our largest shareholder, currently owns approximately 25.6% of our outstanding share capital and therefore has effective voting power over in excess of one-quarter of our outstanding ordinary shares (which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares). Therefore, Asseco can significantly influence the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This voting power may have the effect of delaying or preventing a change in control which may otherwise be favorable to our minority shareholders. In addition, potential conflicts of interest may arise in the event that we or any of our investees enters into any agreements or transactions with affiliates of Asseco. Although Israeli law imposes certain procedures (including the requirement to obtain shareholder approval, which in certain cases includes a “majority of the minority”) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

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

Further to that risk, as part of its assessment of the adequacy of internal controls over financial reporting for the year ended December 31, 2022, the management of one of our subsidiaries, Magic Software, identified a material weakness in its internal control over financial reporting, whereas, Magic Software management team determined that Magic Software did not have adequate trained resources to retain sufficient and precise documentation as evidence for performing business processes controls (including automated and IT-dependent manual), management review controls, and evidence to demonstrate completeness and accuracy of information prepared by entity (“IPE”). As a result, Magic Software could not monitor and oversee the completion of its assessment of the design and operating effectiveness of internal control over financial reporting in a timely manner. These inadequacies led to the conclusion that Magic Software’s disclosure controls and procedures were not effective, and that there was a material weakness in Magic Software’s internal control over financial reporting, as of December 31, 2022. In light of that conclusion, Magic Software’s management has expressed its commitment to the remediation of the foregoing material weakness, as well as the continued improvement of Magic Software’s internal control over financial reporting. The subject inadequacies did not rise to a sufficiently material level to cause our consolidated internal controls over financial reporting to be deemed deficient, given Magic Software’s size relative to that of the consolidated Group. Nevertheless, if management of Magic Software or any of our other subsidiaries or investees were to discover additional deficiencies in internal controls that would rise, individually or in the aggregate, above the threshold of materiality for our consolidated Group, that could cause (i) a loss in the reliability of, or (ii) the potential required restatement of, our financial statements, or (iii) investigation or sanctions by regulatory authorities, among other potential adverse consequences, and could cause a decrease in the trading price of our ordinary shares and ADSs.

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.

There can be no assurance that our effective tax rate of 23% for the year ended December 31, 2022 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

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

We are incorporated under the laws of, and our headquarters and principal research and development facilities are located in the State of Israel. Additionally, the corporate headquarters of some of our subsidiaries, as well as directors, executives, and a portion of employees (including key employees), are located in or residents of Israel. In 2021 and 2022, respectively, approximately 63% and 61% of our consolidated revenues were generated from the Israeli market. As a result, political, economic and military conditions in Israel and the Middle East directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, harm our results of operations and make it more difficult for us to raise capital.

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

In addition to security concerns, the Israeli government is currently pursuing certain changes to Israel’s judicial system and legislation. In response to the foregoing proposed changes, some individuals, organizations and institutions, both within and outside of Israel, have commented that the proposed changes may negatively impact the business environment in Israel, including due to increased currency fluctuations and downgrades in credit rating. On April 14, 2023, Moody’s downgraded Israel’s credit outlook from positive to stable, however it maintained an A1 rating on Israel’s overall credit rating. Such negative developments may have an adverse effect on our business and results of operations.

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

Israel’s economy may become unstable.

From time to time Israel’s economy may experience inflation or deflation, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts, civil and political unrest and budgetary constraints. For these and other reasons, in the past the government of Israel has intervened in the economy employing fiscal and monetary policies, import duties, foreign currency restrictions, controls of wages, prices and foreign currency exchange rates and regulations regarding the lending limits of Israeli banks to companies considered to be in an affiliated group. The Israeli government has periodically changed its policies in these areas. Recurrence of previous destabilizing factors could make it more difficult for us to operate our business as we have in the past and could adversely affect our business.

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

Approximately forty-six percent (46%) of Sapiens’ employees and approximately 4% of Magic Software employees are currently located in India. Our significant presence in India, in particular Sapiens’ Research & Development personnel and its personnel for the delivery of its professional services, poses a number of challenges. Those challenges are related to more volatile economic conditions, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), lack of due process, and inadvertent breaches of local laws or regulations. In addition, local business practices may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. It is possible that some of Sapiens’ employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose it to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If Sapiens fails to comply with such legal and regulatory requirements, our business and reputation may be harmed.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2022. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2023, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—U.S. Federal Income Tax Considerations” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

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

Both our legal name and our commercial name are Formula Systems (1985) Ltd. We were incorporated under the laws of the State of Israel on April 2, 1985 and are subject to the Israeli Companies Law, 5759-1999. We maintain our principal executive offices at 1 Yahadut Canada Street, Or Yehuda 6037501, Israel and our telephone number is +972-3-5389389. Our agent in the United States is Corporation Service Company and its address is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. Our Internet address is www.formulasystems.com. The information contained on that site is not a part of this annual report and is not incorporated by reference herein. The SEC maintains an Internet site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Except as described elsewhere in this annual report, we have not had any important events in the development of our business since January 1, 2022.

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

Our principal investment and divestiture activities since the start of our 2020 fiscal year are described below. For additional information concerning our related financing activities since the start of our 2020 fiscal year, see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Sources of Financing.”

Investments by Formula in Existing Subsidiaries:

Changes in our percentage ownership of Sapiens. As of January 1, 2020, our percentage interest in Sapiens was approximately 47.8%. During the last three years, mainly due to exercises of options by employees of Sapiens, but also due to Sapiens’ follow-on public offering completed in October 2020, our direct interest in Sapiens’ outstanding common shares was diluted to 44.0% and 43.64%, as of December 31, 2020 and 2021, respectively. As a result of our acquisition of 285,672 of Sapiens common shares on February 2022, March 2022 and August 2022 for a total consideration of $7.0 million (there were no such purchases in 2020 or 2021) our percentage ownership of Sapiens rose to 44.1% as of December 31, 2022. The source of funds for our purchase of Sapiens common shares in 2022 was our working capital. Our interest in Sapiens’ common shares as of March 31, 2023, stands at 44.1%.

Changes in our percentage ownership of Magic Software. As of January 1, 2020, our percentage interest in Magic Software was 45.3%. Pursuant to our acquisition of Magic Software ordinary shares, we invested an aggregate of $1.2 million in 2020, $1.1 million in 2021, and $5.8 million in 2022. Our interest in Magic Software’s ordinary shares as of December 31, 2022, stands at 46.3%. The source of funds for those acquisitions has been our working capital. Our interest in Magic Software’s ordinary shares as of March 31, 2023 remains at 46.3%.

Changes in our percentage ownership of Matrix. As of January 1, 2020, our percentage interest in Matrix was 48.9%. During the last three years, mainly due to exercises of options by employees of Matrix, our direct interest in Matrix’s outstanding share capital was diluted to 49.3%, 48.9%, and 48.7% as of December 31, 2020, 2021, and 2022, respectively. Our interest in Matrix’s ordinary shares as of March 31, 2023 stands at 48.2% following exercise of options by employees of Matrix during the first three-month period of 2023. We invested an aggregate of $5.0 million in 2020 pursuant to our acquisitions of Matrix shares. There were no such purchases in 2021 or 2022. The source of such funds has been our working capital.

Acquisition by Formula:

Acquisition of Shamrad Electronic (1997) Ltd. On October 2, 2022, we acquired all of the share capital of Shamrad, an Israeli private company, engaged in the supply, integration and installation of computer communication infrastructures, announcement and alarm systems and electronic security systems. Shamrad represents several companies in the field of security: ATI systems – sirens, Garrett – Metal detectors, Kopp – Ferro Magnetic detectors for MRI rooms. The total consideration to be paid for the acquisition amounted to approximately NIS 9.4 million (approximately $2.7 million), with NIS 7.1 million (approximately $2.0 million) paid in Cash, or approximately NIS 8.6 million (approximately $2.4 million) net of acquired cash. Acquisition-related costs were immaterial. For further information, please see Note 3(i)(a) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Zap Group. In April 2021, Formula acquired all of the issued and outstanding share capital of Zap Group from Apax Partners for consideration of approximately NIS 244.2 million in cash, with up to an additional NIS 60 million of consideration (for a total maximum purchase price of approximately NIS 304.2 million) contingent upon Zap Group meeting certain EBITDA targets during the first two years following the acquisition. As of December 31, 2022 we do not believe Apax Partners would be entitled to such any amount out of the contingent amount. Zap Group is Israel’s largest group of consumer websites which manages more than 20 leading consumer websites from diverse content worlds with a total of more than 17 million visits per month, including Zap Price Comparison website, Zap Yellow Pages (the largest business index in Israel) and Zap Rest (Israel’s restaurants index). The websites managed and offered by Zap Group provide small and medium-sized businesses in Israel with a broad and rich advertising platform and offer consumers a user-friendly search experience with a variety of advanced tools, which enable them to make rational purchase decisions in the best and most effective way. For further information, please see Note 3(i)(b) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Ofek Aerial Photography. On March 13, 2020, Formula completed the acquisition of an 80% share interest in Ofek Aerial Photography, or Ofek, and also received an option to acquire the remaining 20% of the equity in the future, for total consideration of approximately NIS 27.7 million (or NIS 14.3 million, net of acquired cash). Ofek is one of the leading companies in Israel in the fields of aerial and satellite mapping, geographic data collection and processing, and provides services in numerous geographic applications. Ofek employs approximately 100 employees, all situated at Ofek’s headquarters in Netanya, Israel. We and the minority shareholder of Ofek hold mutual call and put options, respectively, for the remaining 20% interest in Ofek, exercisable for 36 months following the third year anniversary of the transaction (April 30, 2020 is considered the date of the transaction for purposes of that provision). For further information, please see Note 3(i)(b) to our consolidated financial statements included in Item 18 of this annual report.

Acquisitions by Sapiens:

Acquisition of I.T. Cognitive Ltd.

In May 2022 Sapiens acquired the entire share capital of I.T. Cognitive Ltd. (today: Sapiens Cognitive Ltd.) for a purchase price of $3.5 million. For further information, please see Note 3(ii) to our consolidated financial statements included in Item 18 of this annual report.

In 2021, Sapiens did not effect any material acquisitions of businesses or technologies.

Acquisition of Tia Technology. On November 30, 2020, Sapiens acquired Tia Technology, now known as Sapiens Denmark, a vendor of digital software solutions, from the global investment organization EQT Mid Market, for total consideration of $75.3 million in cash (or $73.0 million net of acquired cash). During 2021, Sapiens and the sellers of Sapiens Denmark agreed on final working capital adjustments related to the purchase price for this acquisition, which resulted in the payment of $0.8 million from those sellers to Sapiens. Sapiens Denmark is headquartered in Denmark and has nearly 70 customers globally, primarily in Denmark, Norway, Sweden, Finland, South Africa and the Baltics. It offers comprehensive software solutions, primarily for Property & Casualty insurers as well as Life and Pension, Health, and several innovative extension modules.

Acquisition of Sapiens Japan Co. In the fourth quarter of 2020, Sapiens acquired the remaining 10% of Sapiens Japan Co, for a total consideration of approximately 15 million Japanese Yen (approximately $147,000). Following that acquisition, Sapiens owns all of the share capital of Sapiens Japan Co.

Acquisition of Digital License. In the fourth quarter of 2020, Sapiens purchased from Cognitive Ltd. a source code license which provides it the ability to pursue the acceleration of its digital offering. The total consideration was $2.8 million.

Acquisition of Delphi. On July 27, 2020, Sapiens acquired Delphi, a leading vendor of software solutions for P&C carriers, with a focus on the medical professional liability (MPL)/healthcare professional liability (HCPL) markets (sometimes referred to as “medical malpractice”). Delphi is headquartered in Boston, Massachusetts, and offers core products for MPL, including policy administration, claims management, and financial and risk management. The consideration in the transaction was approximately $19.6 million in cash (or $13.3 million net of acquired cash). Acquisition-related costs amounted to $0.3 million. On January 1, 2023, we merged Delphi into Sapiens Americas Corporation.

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

Acquisition of sum.cumo. On February 6, 2020, Sapiens acquired sum.cumo (to be renamed Sapiens Germany), a German-based technology provider that offers digital, consumer-centric solutions mainly to the insurance sector, for a purchase price of $22.5 million in cash. An additional $1.8 million was paid to sum.cumo’s senior executives as part of an existing agreement between sum.cumo and its former shareholders. In addition, Sapiens issued 173,005 restricted shares units worth approximately $4.4 million to sum.cumo’s senior management, for which vesting is subject to performance criteria. Sum.cumo’s senior executives may be entitled to future payments of up to $2.8 million that are subject to both earn out-based and retention-specific criteria over the four years following the acquisition.

Acquisitions and Divestitures by Matrix:

Acquisition of Zebra AGR Technologies Ltd. On January 1, 2023, Matrix acquired 70% of the share capital of Zebra AGR Technologies Ltd. (“Zebra”), which is engaged in the distribution of software products for about 20 international software manufacturers in the fields of information security and communication. Zebra will be consolidated in the financial statements of Matrix starting from the first quarter of 2023. Zebra provides distribution services, including consulting, logistics, financing, marketing, and professional services, with an authorized support and training center. Matrix paid NIS 53 million (approximately $15.1 million) for this acquisition.

Acquisition of RDT Equipment and Systems (1993) Ltd. On June 19, 2022, Matrix IT, through Matrix Integration and Infrastructure Ltd., Matrix IT’s wholly owned subsidiary, acquired all of the share capital of RDT for cash consideration of NIS 44 million (approximately $12.7 million), or NIS 41 million (approximately $11.9 million) net of acquired cash. As part of the purchase agreement, the sellers may be entitled to additional future consideration contingent upon RDT meeting certain future operating profit targets. As of the acquisition date, Matrix IT estimates the future value of the contingent consideration at NIS 14.8 million (approximately $4.3 million). RDT provides services in the field of multimedia systems. RDT markets software solutions and systems for a wide range of technologies, including control and automation solutions, test and measurement equipment, advanced technological solutions for testing data communication, EMC products, radio frequency (RF) and microwaves components, and serves, among other things, as a representative in Israel for dozens of international software and hardware vendors. For further information, please see Note 3(iv)(b) to our consolidated financial statements included in Item 18 of this annual report.

Divestiture of Infinity Labs R&D Ltd. On April 24, 2022, Matrix IT concluded the sale of 45.2% of the issued and share capital of Infinity Labs R. & D. Ltd. (“Infinity”) for a total consideration of NIS 154.5 million (approximately $46.2 million). Following the transaction Matrix IT remaining interest in Infinity’s outstanding share capital amounts to 4.9% of Infinity’s outstanding share capital. As a result of the transaction, we recognized a capital gain (before tax), in the amount of approximately NIS 148.1 million (approximately $44.3 million), including NIS 16.7 million (approximately $5.0 million) recorded with respect to the revaluation of the Matrix IT remaining share interest in Infinity. In accordance, as of the second quarter of 2022, Infinity’s financial results of operations were not consolidated in our financial statements and the remaining share interest of 4.9% in Infinity’s outstanding share capital was measured at fair value with subsequent changes in the fair value of the investment recognized in profit or loss. Matrix distributed the capital gain (net of tax) to its shareholders as a dividend. For further information, please see Note 3(iv)(a) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of AVB Technologies Ltd. On October 5, 2021, Matrix, through Matrix Integration and Infrastructure Ltd., Matrix’s wholly owned subsidiary, acquired 60% of the share capital of AVB Technologies Ltd. for NIS 4.6 million (approximately $1.4 million). As part of the purchase agreement, additional consideration will be paid, subject to the achievement of certain operating profit targets, to be based on Matrix’s calculation. According to our calculation, the value of the additional consideration for the business acquisition is estimated at NIS 2.1 million (approximately $0.6 million). AVB Technologies Ltd. provides services in the field of multimedia systems. AVB Technologies Ltd.’s services vary and include constructing multimedia systems for meeting rooms and video conference rooms, state of the art digital display solutions, video walls, command and control management rooms, advanced audio solutions and advanced display solutions. For further information, please see Note 3(iv)(c) to our consolidated financial statements included in Item 18 of this annual report.

 Acquisition of I.T.D. Group Ltd. On April 29, 2021, Matrix acquired 75% of the share capital of the I.T.D. Group Ltd., or I.T.D. Group, for NIS 5.75 million (approximately $1.8 million). As part of the purchase agreement, additional consideration was agreed to, subject to I.T.D. Group achieving certain operating profit targets. According to our calculation, the value of the additional consideration for the business acquisition is NIS 0.2 million. Matrix also holds a future call option to purchase the additional 25% of I.T.D. Group’s share capital. I. T.D. Group is a leading provider of software development, regulation and cybersecurity services for the healthcare industry in Israel, assisting companies to design and develop innovative solutions, services, and desktop, mobile, and cloud-based apps; ensure rock-solid cybersecurity and privacy in compliance with HIPAA/GDPR standards; and manage FDA/CE submissions. For further information, please see Note 3(iv)(d) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of SQ Service Quality Ltd. On April 5, 2021, Babcom Centers Ltd., a subsidiary of Matrix, acquired 60% of the share capital of S.Q. Service Quality Ltd. for NIS 4 million (approximately $1.2 million). As part of the purchase agreement, additional consideration was agreed to, subject to the achievement of operating profit targets, to be based upon Matrix’s estimate.. We and the minority shareholder of SQ Service Quality Ltd. hold mutual call and put options for the remaining 40% interest in SQ Service Quality Ltd.. SQ Service Quality Ltd. has been active for more than a decade; it accompanies organizations and companies in service quality improvement processes. For further information, please see Note 3(iv)(e) to our consolidated financial statements included in Item 18 of this annual report.

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

Acquisitions by Magic Software:

Acquisition of Appush Ltd (formerly known as Vidstart Ltd.). On January 27, 2022 (the “Appush Acquisition Date”), Magic Software acquired 50.1% of Appush Ltd. (formerly known as Vidstart Ltd.) (“Appush”), a provider of a video advertising platform that offers personalized automated methods and real-time smart optimization, helping its clients achieve high yields in the competitive digital ecosystem. According to the share purchase agreement, Magic software is committed to purchase the remainder of Appush’s shares in two tranches: 30% on April 1, 2022 and 19.9% on April 1, 2023. Magic Software’s commitment to purchase all of the outstanding share capital of Appush as of the closing date was accounted for as a financial liability measured at fair value in the amount of $10.5 million. As of the closing date the estimated total consideration for the acquisition of all of the outstanding share capital of Appush amounted to $21.5 million, or approximately $19.9 million, net of acquired cash (of which $11.0 million was paid in cash at closing, or approximately $9.5 million net of acquired cash). The fair value of the financial liability referring to the purchase of the remaining 49.9% interest in Appush amounted as of December 31, 2022 to approximately $8.6 million. For further information, please see Note 3(iii)(a) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of The Goodkind Group, LLC. On August 23, 2022, Magic Software acquired 100% of TGG outstanding share capital for a total consideration of $11.6 milliom or approximately $11.5 million net of acquired cash (of which approximately $8 million was paid upon closing, or approximately $7.9 million). TGG provides permanent and temporary staffing services in various sectors including: Information Technology, Accounting & Finance, Digital Media, Marketing, Human Resource, Financial Services. With On-Site programs and sourcing models TGG solutions includes functions which differs from standard staffing companies. TGG provides assistance in the areas of compensation design and development, employee opinion surveys, employment policies and practices, performance management, regulatory and compliance issues and succession planning. The remainder constitutes a deferred payment payable in 2023 (approximately $2.8 million) and 2024 (approximately $0.9 million). For further information, please see Note 3(iii)(b) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Intrabases SAS. On July 1, 2022, Magic Software acquired Intrabases SAS, a provider of IT professional services based in Nantes, France. The consideration of the transaction is comprised solely from a cash consideration in an amount of approximately $3.4 million, or approximately $3.0 million net of acquired cash. For further information, please see Note 3(iii)(c ) to our consolidated financial statements included in Item 18 of this annual report.

During 2022 Magic Software concluded additional two separate asset purchase agreements. The total consideration paid for these acquisitions amounted to approximately $1.8 million. For further information, please see Note 3(iii)(d) to our consolidated financial statements included in Item 18 of this annual report.

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

Acquisition of Menarva. On April 1, 2021, Magic Software acquired the entire share capital of Menarva Ltd., or Menarva, an Israeli-based services company which specializes in software solutions for non-profit organizations for a total estimated consideration of up to $5.6 million, of which, $3.0 million was paid upon closing, and the remaining $2.6 million was to be due in two equal installments, on April 1, 2022 and 2023, depending on the operational results of Menarva in 2021 and 2022. On April 1, 2022, Magic Software paid an additional amount of $1.055 million in respect of the purchase price. For further information, please see Note 3(iii)(f) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Y.G. Soft IT Ltd. On January 1, 2021, Magic Software, through one of its Israeli subsidiaries, acquired 60% of the shares of 9540 Y.G. Soft IT Ltd., or Soft IT, an Israel-based services company which specializes in outsourcing of software development services for a total consideration of up to $1.2 million. $0.4 million was paid upon closing, $0.3 million and $0.3 million were paid in July 2021 and April 2022, respectively, and with the remaining amount constitutes a contingent payment that is contingent upon the future operating results of IT Soft. The estimated fair value of the contingent consideration amounted to $0.6 million as of the acquisition date. We and Soft IT’s minority shareholder hold mutual call and put options for the remaining 40% interest. For further information, please see Note 3(iii)(g) to our consolidated financial statements included in Item 18 of this annual report.

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

Acquisitions by Michpal Micro Computers (1983) Ltd:

Acquisition of Formally Smart Form System Ltd., or Formally. On February 16, 2022, Michpal acquired 70% of the share capital of Formally, for a total consideration of NIS 44.8 million (approximately $14.4 million) or NIS 43.8 million (approximately $14.1 million) net of acquired cash. Michpal and the seller hold mutual call and put options, respectively, for the remaining 30% share interest in Formally. The options can be exercised during every year starting from January 1, 2023 in 3 equal portions of 10% each and for a period of 3 years thereafter (i.e. 10% of Formally outstanding share capital as of 1.1.23 and for a period of 3 years thereafter; 10% as of 1.1.24 and for a period of 3 years thereafter and 10% as of 1.1.24 and for a period of 3 years thereafter). Formally is an Israeli-based company and the creator of Formally Smart Form platform – a central server platform for managing knowledge and work processes, and for producing digital forms combined with a legally-binding eSignature technology allowing customers to create impressive documents in minutes and get them signed in a snap. Formally offers a variety of proprietary computerized and advanced tools for managing business processes trusted by Israel’s largest financial, banking, and insurance enterprises. Its “no-code” platform, allows to convert outdated forms into a digital process for any company freeing IT teams from ongoing maintenance issues and enables employees across the organization to deliver new digital products quickly and efficiently. For further information, please see Note 3(iii)(a) to our consolidated financial statements included in Item 18 of this annual report.

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

Acquisition by Zap Group:

In February 2022, Zap Group completed the acquisition of 49.9% of the entire minority rights in its controlled partnership, Winhelp Ofran, a provider of digital advertising solutions for domestic travel businesses in Israel, for consideration of NIS 11.0 million (or approximately $3.5 million).

In December 2022 Zap Group concluded the acquisition of 51% of the outstanding share capital of N.C Marketing and Advertising Ltd. (also known as “Safra digital marketing”) and 51% of the outstanding share capital of Marcomit Ltd. (“Marcomit”). Safra digital marketing is an Israeli company specializing in social media services including Facebook, Instagram and Tik-tok. Marcomit is an Israeli company specializing in digital branding for large enterprises including advanced branding materials for media and digital advertising. The total consideration paid for these acquisitions amounted to approximately $3.5 million, or $2.8 million net of acquired cash. As part of the purchase agreements, the sellers of Safra digital marketing and Marcomit may be entitled to additional future consideration contingent upon meeting certain future operating profit targets. The fair value of such contingent considerations, as of the acquisition dates amounted to $0.7 million. In addition, Zap and the minority shareholders of Safra digital marketing and Marcomit hold mutual call and put options for the remaining 49% interest. The fair value of the put options measured on the acquisition date amounted to approximately $4.0 million. For further information, please see Note 3(vi) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition by Insync Staffing:

Acquisition of Bear Staffing Services Corporation. On December 12, 2022, Insync Staffing acquired all of the outstanding share capital of Bear Staffing, a corporation duly organized under the laws of the State of Florida for a total consideration of $7.7 million (excluding $8.6 million of acquired cash) with $5.3 million paid in cash at closing with $0.6 million paid in March 2023 and deferred payments of $1.0 million and $0.9 million, respectively due on the first and second anniversary of the closing date. Bear Staffing Corporation is a staffing agency providing talent for industries such as manufacturing, distribution, and call centers. Since its inception, Bear Staffing Corporation has provided more than 50,000 employees to over 2,000 employers across the United States. Leveraging leading-edge recruiting technology and their recruiting model, Bear Staffing has been able to find, attract, place, and retain talent for their clients nationwide. As a staffing agency that specializes in high-volume industries and skill sets, Bear Staffing’s objective is to provide targeted and efficient staffing solutions to meet the specific needs of their clients. For further information, please see Note 3(vii) to our consolidated financial statements included in Item 18 of this annual report.

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

The Formula Group

Formula is the parent company of investees, which, as noted above, we refer to collectively (together with Formula) as the Formula Group. As of December 31, 2022, we held 90.1% of the shares of InSync, an 80% interest in Ofek Aerial Photography, a 48.7% interest in Matrix, a 44.1% interest in Sapiens, a 46.3% interest in Magic Software, a 50% interest in TSG through our equity holdings, and the entire share capital of Michpal, Zap Group and Shamrad (acquired in 2022). We have effective control of each of the companies in the Formula Group other than TSG for purposes of consolidation under IFRS 10. We provide to all of our investees our management, technical and financial expertise, and our marketing experience, thereby asserting a positive economic impact upon, and creating long-term value for, our investees.

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

Our Subsidiaries

Matrix

Matrix IT Ltd. is Israel’s leading IT services company as demonstrated in recent research reports of the Israeli IT market, published by the research companies IDC and STKI. Matrix employs approximately 11,200 software, hardware, integration, engineering and training personnel, which provide advanced IT services to hundreds of customers in the Israeli and the U.S markets. Matrix executes some of the largest IT projects in Israel. It develops and implements leading technologies, software solutions and products. Matrix provides infrastructure and consulting services, outsourcing, offshore, near-shore, training and assimilation services. Matrix represents and markets leading software vendors. Among its customers are most of the leading Israeli organizations and companies in the industry, retail, banking and finances, education and academe, Hi-tech and ISVs, telecom, defense, health and the government/public sectors. Matrix is traded on the Tel Aviv Stock Exchange.

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

Information Technologies (IT) Software solutions and services, Consulting & Management in Israel

The software solutions and services in Israel provided by Matrix IT consist mainly of providing tailored software solutions and upgrading and expanding mainly existing large-scale software systems. These services include, among others, developing customized software, adapting software to the customer’s specific needs, implementing software and modifying it based on the customer’s needs, outsourcing, software project management, software testing and QA and integrating all or part of the above elements. Furthermore, the activity in this segment includes project management consulting services and multi-disciplinary operational and engineering consulting services, including supervision of complex engineering projects, all according to client specific needs as the scope of work invested in each element varies from one customer to the other.

In 2022, under this line of business Matrix recorded revenues of approximately NIS 2.435 billion (approximately $725.9 million) compared to NIS 2.361 billion (approximately $731.4 million) in 2021, an increase of approximately 3.15% when measured in NIS. Operating income in 2022 was approximately NIS 179.1 million (approximately $53.4 million) compared to approximately NIS186.7 million (approximately $57.9 million) in 2021, a decrease of approximately 4.1% when measured in NIS. In 2022, activity in software solutions and value-added services in Israel accounted for approximately 52% of Matrix’s revenues and approximately 51% of its operating income. The increase in revenues alongside the decrease in operating income were primarily attributable to the sale and deconsolidation of Infinity Labs R. & D. Ltd. concluded in April, 2022, which operations were characterized by high operating margins relative to other operations included under this business segment and by organic growth recorded across most all other revenue streams under this business segment which experienced increase in operating expenses that were managed to be saved in 2021 during the COVID term (such as fuel and travel). Moreover, in 2022, Matrix completed through its subsidiaries Aviv, Dana Engineering, and Programa a series of large projects, including projects in the fields of transportation, environment, logistics and logistics warehouses, supply chains. Some of these projects should continue to produce additional revenues in the coming years. Excluding the negative impact resulted from the deconsolidation of Infinity Labs, Matrix software solutions and services in Israel recorded organic growth of approximately 7.8% in revenues (when measured in NIS) and approximately 7.4% in operating income (when measured in NIS).

Information Technologies (IT) Software solutions and services in the United States

Matrix IT’s activities in this segment are performed by two lines of business – Matrix US Holdings and Xtivia. The two line of business primarily provide software solutions and services of Governance Risk and Compliance (“GRC”) experts, including activities on the following topics: risk management, management and prevention of fraud, anti-money laundering, trade surveillance as well as, specialized advisory services in the area of compliance with financial regulation and operational services, as well as solutions and specialized technological services in areas such as: portals, BI (Business Intelligence) DBA (Data Base Administration), CRM (Customer Relation Management) and EIM (Enterprise Information Management). Furthermore, the activity in this segment includes dedicated solutions for the GovCon Government contracting market, IT help desk services specializing in healthcare and software product distribution services particularly IBM, BMC and Atlassian products to customers in the public-government sector in the U.S.

In 2022, under this line of business, Matrix recorded revenues of approximately NIS 434.3 million (approximately $129.4 million) compared to NIS 355.9 million (approximately $110.3 million) in 2021, an increase of approximately 17% when measured in U.S dollar. Operating income in 2022 was approximately 60.2 million (approximately $17.9 million), compared to approximately NIS 37.7 million (approximately $11.7 million) in 2021, an increase of approximately 54% when measured in U.S dollars. In 2022, the activity in the U.S. accounted for approximately 9% of Matrix IT’s revenues and approximately 17% of its operating income. In 2022, Matrix’s operation in the United States showed significant growth, with an increase of about 17% in revenues and a growth of over 54% in operating profit, which substantially improved Matrix’s overall operating margin. Matrix continued to collaborate in the United States with NICE Actimize in the field of providing artificial intelligence-based solutions to prevent money laundering and financial fraud. Likewise, it expanded its customer base in the U.S. including through the additions of Brinks and the Metropolitan Transportation Authority in New York as customers.

Computer and cloud infrastructure and integration solutions

Matrix IT’s activities in this segment, is primarily providing computer solutions to computer and communications infrastructures, marketing and sale of computers and peripheral equipment to business customers, providing related services, and cloud computing solutions (through the business specializing unit of the Company - Cloud Zone) and a myriad of services and products regarding office automation and printing solutions, representation of global leading manufacturers of test and measurement equipment, communication and cyber and RF solutions, projects and integration in the field of automation, calibration services in advanced technologies, provision of industrial video and image processing solutions as well as Database services and Big data services (through the specialized business unit Data zone).. Matrix infrastructure and integration solutions include solutions of IBM, Oracle Red Hat, Dell-Boomi and others. In 2022, under this line of business, Matrix recorded revenues of approximately NIS 1,346 million (approximately $401.1 million), compared to approximately NIS 1,210 million (approximately $374.9 million) in 2021, an increase of approximately 11% when measured in NIS. Operating income in 2022 was approximately NIS 76.6 million (approximately $22.8 million), compared to approximately NIS 61.7 million (approximately $19.1 million), an increase of approximately 24% when measured in NIS and in line with the increase in revenues. In 2022, activity in computer and cloud infrastructure and integration solutions accounted for approximately 29% of Matrix’s revenues and for approximately 22% of its operating income. The increase in both revenues and operating income is mainly attributable to Matrix’s continued cultivation of cloud computing annual recurring revenues (ARR) and to the first-time consolidation of RDT Equipment and Systems (1993) Ltd., completed In June 2022. Furthermore, in 2022, the Nimbus project was launched, designed to accelerate the adoption of cloud computing in the public sector in Israel. The base tender of this project was won by Amazon and Google and in the follow-up tender for the implementation of the project, Matrix was chosen among other service providers.

Software product marketing and support

Matrix IT’s activities in this segment include marketing, distributing and support for various software products, web world content management, database and data warehouse mining, application integration, database and systems, data management and software development tools. In 2022, under this line of business, Matrix recorded revenues of approximately NIS 249.9 million (approximately $74.5 million) compared to approximately NIS 258 million (approximately $79.9 million) in 2021, a decrease of approximately 3% when measured in NIS. Operating income in 2022 was approximately NIS 15.7 million (approximately $4.7 million), compared to approximately NIS 25.3 million (approximately $7.8 million) in 2021. In 2022, activity in software product marketing and support accounted for approximately 5% of Matrix’s revenues and approximately 5% of its operating income. The decrease in both revenues and operating income were primarily attributable to the decrease in margins which characterized the trend in this business segment and to the transition to subscription based selling model.

Training and integration

Matrix’s activities in this area consist of operating a network of training centers which provide advances courses for high-tech professionals, courses for developers and professional training, and soft skills and management training, and providing training and instructions with respect to computer systems. In recent years Matrix has also started outsourcing IT services based on graduates from its courses. In 2022, under this line of business, Matrix recorded revenues of approximately NIS 207.6 million (approximately $61.9 million), compared to approximately NIS 174.9 million (approximately $54.2 million) in 2021, an increase of approximately 19% year over year when measured in NIS. Operating income in 2022 was approximately NIS 18.9 million (approximately $5.6 million), compared to approximately NIS 17.9 million (approximately $5.5 million) in 2021, an increase of approximately 6% year over year, in line with the increase in revenues. In 2022, activity in training and integration accounted for approximately 5% of Matrix’s revenues and for approximately 5% of its operating income.

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

Matrix’s customers include large and medium size enterprises in Israel, including commercial banks, loan and mortgage banks, telecommunications services providers, cellular operators, credit card companies, leasing companies, insurance companies, security agencies, hi-tech companies and startups, the Israeli Defense Forces and government ministries and public agencies and media and publishing entities. The majority of Matrix’s customers in the software solutions and value-added services business segment in Israel have a business relationship with it for more than ten years. The COVID-19 pandemic, its extended duration and its economic impact, have adversely affected the Israeli and global economy and consequently also negatively impacted the demand for IT services. However, recovery from the pandemic (due primarily to the proliferation of vaccines in the last year) led, in 2021, to a restored and even increased level of demand compared to pre-pandemic levels in most of our operations. In addition, while based on statistics cited by Gartner, a leading global research and advisory company, global IT spending was expected to grow by 5%-6% in 2021, it actually grew by over 9%, and was expected to continue and grow by 5.1% in 2022 (see https://www.gartner.com/en/newsroom/press-releases/2022-01-18-gartner-forecasts-worldwide-it-spending-to-grow-five- point-1-percent-in-2022, which is not incorporated by reference into this annual report). In practice, due to global events, including the war in Ukraine, the closures in China and their effect on global economy, IT global activity in 2022 was weaker than the forecasts and in practice 2022 ended (at the global level, according to Gartner’s estimate) with a decrease of about 0.2% (see https://www.gartner.com/en/newsroom/press-releases/2023-01-18-gartner-forecasts-worldwide-it-spending-to-grow-2-percent-in-2023, which is not incorporated by reference into this annual report). Neutralizing exchange rate fluctuations impact, 2022 ended with a slight increase of about 0.8%, and the year 2023 is expected to benefit from an increase of only 2.4%. In the analysis of the market according to Gartner, a significant part of the decrease in growth compared to prior years is due to a very sharp decrease in investments in end point devices (workstations, cellular devices), which reached a decrease of about 10.6% compared to 2021. When you neutralize the decrease of the end points devices then it is an increase of about 2.3%, that is: less than half of the forecast. According to Forrester (see https://www.forrester.com/report/european-tech-market-outlook-by-country-2021-to-2022/RES176894?ref_search=1051634_1645482187974, which is not incorporated by reference into this annual report), global IT expenses increased in 2022 by approximately 0.3% (compared to a forecast of approximately 6.7%) and are expected to increase in 2023 by approximately 4.7%.

With the exception of the Software product marketing and support , all other operating segments of Matrix showed significant improvement in 2022 compared to 2021. This included activities such as cloud services, information security, as well as projects in the fields of health, digital, cyber and command and control. Over the course of 2022, Matrix launched several large projects, including the transfer of Discount Bank to a smart campus, and a project to establish an innovative database for the Israel Central Bureau of Statistics. Matrix also assumed the responsibility for the management of the technology and infrastructure of the National Police College, including the upgrade and replacement of most of the ICT and cyber systems, while also providing advanced technology services to all departments of the college.

The training and implementation sector, which was directly and materially affected by COVID-19 government restrictions in 2020, benefited from the transition to a hybrid training model in 2021 and in 2022, which allowed it to improve its productivity and offer flexibility via videotaped courses. The hybrid learning model developed by Matrix opened up many possibilities for growth with the ability to transfer courses to participants from all over the country, and also in the future, transfer courses abroad. In addition, Matrix developed self-learning training systems in the technological field that are sold to private and corporate customers.

Currently, almost all of Matrix’s 11,200 employees work in a usual manner, including in an hybrid work model which combines work from home with work at the office, while at the same time Matrix is working to reduce real estate occupancy and save on operating costs.

The market activity, the economic atmosphere both in Israel and worldwide, the unemployment level, government actions and the concern related to global and/or local recession may all still adverse impact the Matrix results pf operations to the extent that they materialize, in whole or in part.

Matrix management regularly and closely continue to monitor the economic developments in Matrix business levels and act accordingly. Matrix management estimate that these processes may have a mixed impact over Matrix operations, the exact scope of which cannot be estimated at this date.

Sapiens

Overview

Sapiens is a leading global provider of software solutions for the insurance industry. Sapiens’ extensive expertise is reflected in its innovative software, solutions and professional services for property & casualty (P&C); reinsurance; life, pension & annuity (L&A); workers’ compensation (WC); medical professional liability (MPL); financial& compliance (F&C); and decision modelling for both insurance and financial markets. Sapiens offers an end to end solutions for insurers core, data & analytics and digital operations, as well as stand-alone solutions which help them optimize and maximize their current investment. Importantly Sapiens’ wide array of professional services ensures that it not only makes a sale but accompany and guide its customers on their path to digital transformation.

In 2022, Sapiens continued the trend of growth, albeit at a more moderate pace than in 2021, as it continued to build upon its existing business, including the three main acquisitions that it had carried out in 2020, and focused upon investing significantly in its solutions over the course of the year.

Sapiens supplies decision management solutions tailored to a variety of financial services providers, so that business users across verticals can quickly deploy business logic and comply with policies and regulations throughout their organizations.

 Sapiens’ platforms possess modern, modular architecture and are digital-driven, providing full coverage for all business aspects of policy management, digital engagement and data analysis. They empower customers to respond to the rapidly changing insurance market and frequent regulatory changes, while improving the efficiency of their core operations. These process enhancements increase revenue and reduce costs.

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

Cloud-based – Sapiens’ solutions are running and deployed in public clouds of the leading global cloud vendors, providing our customers with them inherent benefits of a modern cloud-based application.

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

According to the Gartner report, “Forecast: Enterprise IT Spending for the Insurance Market, Worldwide, 2019-2025, 2Q21Update” (a market statistics research report by Gartner, a research and consulting firm, written by Rajesh Narayan, James Ingham, Inna Agamirzian, Rika Narisawa and Gregor Petri that was published on July 2021 , and includes internal services, IT services, software, telecom services, devices, and data centers systems, which we refer to herein as the “Gartner report”), Gartner forecasted global insurance market IT spending to grow by 7.3% in 2022 and to reach nearly $250 billion in U.S. dollars. This industry is predicted to reach $311 billion by 2025, growing at a 7.5% compound annual growth rate (CAGR) from 2020 through 2025. This growth will be driven by an increase in IT services spending and software spending at CAGRs of 9.2% and 12.3%, respectively, according to the Gartner Report. Gartner forecasts total insurance IT spending on software in 2022 will be $63.8 billion (software includes application software (analytics and business intelligence; back office/ERP and supply chain; front office/CRM; collaboration), infrastructure software (application development and middleware; information management; storage management software; and system and network management), and vertical industry-specific applications. Gartner forecasts global IT spending in insurance will increase by 7.8% in 2023 to reach $207.7 billion in constant U.S. dollars. From 2021 to 2026, the spending is forecast to grow at a CAGR of 8.1%, driven by the growth in IT services and software at a CAGR of 9.7% and 12.4%, respectively. Total insurance IT spending on software in 2023 will be $52.9 billion.

Sapiens estimates that its current total addressable market for core insurance software solutions and the accompanied point solutions and the corresponding part of IT services is approximately $40 billion, which it expects will grow as a result of insurance carriers’ and financial institutions’ need to better address customers needs, via moderning software solutions from external providers, to overcome operational challenges presented by the inefficiency of their legacy core.

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

Sapiens’ Market Drivers

Large insurance and financial organizations must constantly invest in their IT systems to respond to key market drivers. They require the ability to:

●	Satisfy today’s sophisticated, tech-savvy and demanding end-customers – who demand the type of instant, personalized service they enjoy from Netflix or Amazon – via digitalization and innovative initiatives, providing a stronger customer experience and engagement.

●	Facilitate, improve and automate traditional insurance processes to make them easier for end-customers, by utilizing advanced technologies, such as digital engagement, mobile, artificial intelligence (AI) machine learning, and cloud computing.

●	Provide innovative business models, based on technology capabilities and digital operation (such as portals, web-based acquisition processes, advanced analytics, customer engagement platforms and data sources – including wearables, the Internet of Things and robo-advice).

●	Respond to complex and evolving regulatory standards (past and current standards include Solvency II, IFRS 17, Dodd-Frank legislation, GDPR, etc.)

●	Support internal customers’ growth and operations. This includes reducing the time to market of new products, expanding into new geographies, reducing costs and streamlining operations.

●	Rapidly launch new products and propositions to the market, within a short timeframe and using existing, pre-defined capabilities.
●	Improve operational efficiency and focus on reducing operating costs and improving the total cost of ownership, focusing on automation, AI and data-driven processes to achieve that.

Sapiens’ Market Requirements

As a result of the above, we believe the following are key considerations for insurance carriers that are considering upgrading their legacy systems:

●	Dynamic business environment with constantly changing regulations – insurance carriers still use outdated legacy systems that are costly and time-consuming to modify or upgrade. This has prevented them from innovating and growing. Carriers who use legacy systems may find it difficult to modify existing products, introduce new products and reach untapped market segments. Frequently changing global regulatory requirements necessitate specialized data and business rules, which makes change implementation particularly challenging.

●	Change in end-consumers’ behavior and the shift of power to consumers – insurance carriers must rapidly adapt to the shifting needs and behaviors of consumers, including the types and terms of insurance products offered, and how consumers access information. Insurance providers require systems with integration capability and support for multi-channel distribution, so they can reach their clients’ customers and partners using multiple methods, including social media, across devices.

●	A need to improve operational efficiency and reduce total cost of ownership – Sapiens believes that a significant percentage of insurance carriers are still using inefficient and outdated processes that do not automate operations and workflows, and thus do not offer efficient process management. Many of these processes likely have high error rates. Additionally, the ongoing maintenance of legacy systems is expensive and technically difficult. A specialized IT staff with the requisite skills and experience needed to maintain these systems is difficult to find and then eventually replace. Insurers seek systems that are modern, digital, automated, efficient and easy to maintain, and can lower costs over the long term.

●	Increasing global and multi-national operation – a rising number of insurers are accelerating their growth initiatives through global acquisitions. These insurers seek a single provider who can deliver solutions that will be used across markets, combining the support of local regulatory requirements and specific customer needs, while driving a generic corporate business approach and strategy across the globe, reducing costs and overhead.

●	Exploring new business models and innovative propositions – carriers are increasingly looking to: join innovative ecosystems; adopt and use new technologies, and partner with insurtechs; bring modern and differentiating propositions to the market; reduce cost; enhance and speed customer engagement; and improve their business parameters and KPIs.

●	Going digital and shifting to Cloud – digitalization holds significant potential for insurers, but only if they manage to efficiently digitalize their operations, support multi-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – across devices. Same is true for Cloud transition, where more insurers are moving their IT systems to be managed in the Cloud.

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

Sapiens’ Software Offerings

Sapiens’ offerings not only enable our customers to effectively manage their core business functions – including policy administration, claims and billing – they support insurers on their path to digital transformation. Sapiens’ portfolio also provides a variety of complimentary solutions for critical requirements such as reinsurance management, underwriting management, illustration software, electronic applications and financial compliance tools. The latest versions of Sapiens’ platforms possess modern, modular cloud-first architecture and are digital-driven, providing full coverage for all business aspects of policy management, digital engagement and data analysis. They empower customers to respond to the rapidly changing insurance market and frequent regulatory changes, while improving the efficiency of their core operations. These enhancements increase revenue and reduce costs.

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

Sapiens offers its insurance customers a range of packaged software solutions that are:

●	Digital-led – revealing their history and anticipating their future needs, while facilitating easy engagement across preferred interaction channels and multiple devices.

●	Cloud-based - our solutions are running and deployed in public clouds of the leading global cloud vendors, providing our customers with the inherent benefits of a modern cloud-based application.

●	Data-driven – based on set of data analysis tools, from data-warehouse and reporting, through business intelligence and analytics, to predictive and advanced analytics – so our customers can become a data-driven operation.

●	Highly automated – by using various technologies, from decision to robotics, we improve efficiency and offer agile customer engagement.

●	Comprehensive and proven– support for insurance standards, regulations and processes, by providing field-proven functionality and best practices.

●	Configurable and rich functionality–easily matches our customers’ specific business requirements. Our flexible architecture and configurable structure allow quick functionality augmentation that permits our platform to be used across different markets, unique business requirements and regulatory regimes. We utilize our knowledge and extensive insurance best practices and feature business-led configuration, thus enabling a rapid adaptation of our solutions using smart configuration tools and no-code/low-code approach.

●	Open architecture and insurtech ecosystem – provides easy integration to any external application under any technology, allowing streamlined connectivity to all satellite applications. This enhances the digital experience and omni-channel distribution, while maintaining total platform independence and system reliability. Easy interaction with various insurtech companies providing point-solutions that can be consumed by our platforms is enabled.

●	Component-based and scalable – allows our customers to deploy platforms and solutions in a phased and modular approach, reducing risk and harm to the business, while supporting the growth plans and cost efficiency of the organization.

Sapiens’ packaged software solutions enable:

●	Rapid deployment of new insurance products – via configurable software and using pre-defined templates, which create a competitive advantage in all the insurance markets we serve.

●	Improvement of operational efficiency and reduction of risk – full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices, and simple integration and maintenance.

●	Reduction of overhead for IT maintenance – easy-to-integrate and simple-to-configure solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.

●	Enhanced omni-channel distribution, communication and focus on the customers – event-driven architecture, a proactive client management approach, rapid access to all levels of data, and a holistic view of clients and distributors.

●	Cloud-first as a preferred deployment model – with the flexibility to also provide an on-premise deployment.

●	Support for digitalization –insurers and financial services institutions who manage to efficiently digitalize their operations, support omni-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices – will unlock massive potential.

●	Cloud services – offering our customers access to a long-term engagement by providing comprehensive support for their daily IT operations, while allowing them to focus on their business KPIs.

Sapiens Property & Casualty Solutions

Sapiens Platform for Property & Casualty

The Sapiens Platform for Property & Casualty is an end-to-end, cloud-based platform with advanced digital and analytics capabilities. It can be implemented as a pre-integrated platform, or as standalone modules. The platform addresses all P&C carrier needs across all lines of business and distribution channels, offering a wealth of digital features. It is comprised of core (policy, billing and claims), data (advanced analytics) and digital (a full suite) solutions.

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

Also available in different parts of the world:

Diana Solution for Property & Casualty (Spain)

The Diana solution for Property & Casualty tailored for the Iberian market, empowers insurance companies with a product engine, as well as policy, billing, claims and reinsurance capabilities. A fourth-generation solution Diana supports all core operations and processes for the P&C market, and supports bank assurance, brokers and direct insurance. The suite is modular, flexible and customizable through module workshops. Diana ecosystem is being enhanced through new features in micro services technology, like group policy management and injury agreements. In 2022, Sapiens signed an agreement with Toyota Insurance Management Spain (Toyota Seguros) with the aim of transforming and modernizing its business. As such, Toyota’s insurer will be implementing Sapiens DianaSuite to manage the core of its insurance offering.

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

 Tia Enterprise (Nordics)

Tia Enterprise (which we have or will rename Sapiens Denmark) is a component-based, software solution suite that offers policy, billing and claims. Tia Enterprise can be hosted on-prem or in the cloud and can be extended through an API layer to incorporate ecosystem solutions as well as a digital communications and enablement layer and advanced analytics/BI. Tia Enterprise supports all end-to-end core operations and processes for the non-life market from inception, to renewal and claims.

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

Sapiens Digital API Layer and Conductor

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

Sapiens AgentConnect,and CustomerConnect

These are dynamic portals built to deliver the optimal experiences expected by customers, brokers, agents, employers, alike, providing a high level of personalization to meet the diversified, individual needs of customers.

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

Sapiens CoreSuite for Workers’ Compensation

Sapiens CoreSuite for Workers’ Compensation offers larger carriers, administrators and state funds the technology solutions that enable them to adapt quickly to business and market conditions, offering high levels of accuracy and efficiency. The suite provides broad functionality throughout the entire insurance lifecycle for workers’ compensation, via a core suite, as well as policy, claims and intelligence modules that can be deployed individually, or as an integrated solution. This suite can be purchased as an integrated offering, or standalone components: Sapiens PolicyPro and Sapiens ClaimsPro. ’’

Sapiens GO for Workers’ Compensation

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

Sapiens Services

Sapiens’ services modernize and automate processes for insurance providers and financial institutions around the globe, helping to create greater organizational efficiencies, reduce costs and provide a better end user experience. They can be divided into three main categories: program delivery, value added services and cloud services.

Sapiens has partnered with both Microsoft Azure and AWS to offer its solutions over private and public (single tenant) clouds. Sapiens’ cloud deployment includes full infrastructure for operations, plus the option of choosing cloud-related cloud services delivered by Sapiens’ experienced professional services team.

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

Sapiens’ implementation teams assist customers in building implementation plans, integrating Sapiens software solutions with their existing systems, and deploying specific requirements unique to each customer and installation. Sapiens’ business services include API integration management and business intelligence (BI) and advanced analytics consolidation. Sapiens’ cloud services offer ongoing production support and a 24/7 help desk.

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

Sapiens sometimes partners with several system integration and consulting firms to achieve scalable, cost-effective implementations for our customers. Sapiens has developed an efficient, repeatable methodology that is closely aligned with the unique capabilities of our solutions.

The services offered by Sapiens (and its partners’) teams include:

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

Some of Sapiens’ offerings include:

Program delivery includes:

●	Project and program management - Overall program planning, governance, PMO services and risk management

●	Training - Training needs analysis and consulting, train-the-trainer, user training, and application configuration training.

●	Testing - Test strategy consulting, design and planning, SIT / Functional UAT / Business UAT, migration testing, performance / scalability and load testing, security testing and testing automation.

●	Migration consulting- Migration strategy consulting and planning, data extract and load, data cleansing and data reconciliation.

●	Development, implementation and integration - Technical Solution Architecture (TOM), Analysis and Design, Development and Configuration, core system integration and project management.

Value added services are comprised of:

●	User acceptance testing (UAT) - is different than system testing. UAT is a complementary stage which focuses on business processes, user’s journeys, and acceptance criteria as outlined in the specifications.

●	Migration Services – full ownership of the migration of systems from one system to another.

●	Analytics Services – let Sapiens’ experts help you build predictive models which are aligned and integrated into your insurance practices.

Cloud services include:

●	Hosting Infrastructure Services: Virtual machines selection based on the applications architecture and performance requirement to ensure a value-for-money approach. Cloud services including, among others, network, business continuity and security.

●	Hosting IT Services: continuous services that obviate the need for local IT involvement to maintain the infrastructure and includes: Operation Control Center (OCC) as a service, Security Operation Center (SOC) as a Service, Backup as a service, DBA as a service, DevOps as a service, Disaster Recovery (DR) as a service.

●	Applications Cloud Services: extends the standard maintenance agreement to provide additional services for Sapiens’ solutions based on specific customer needs, and may include any of the following: Extended maintenance and support - Customer layer/components defect handling and extended SLA, Application changes – setup / config / workflow / templates, Application operation – batches / release deployment / performance monitoring, Sapiens+ – support for non-Sapiens products (optional).

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

Sapiens Sales and Marketing

Sapiens’ main sales channel is direct sales, with a small portion of partner sales. Sapiens’ sales team is spread across its regional offices in North America, the United Kingdom, Israel, India, Poland, the Nordics, Spain, Singapore, South Africa, Canada, Latvia and Germany. The direct sales force is geared to large organizations within the insurance and financial services industry.

Sapiens believes that its sales teams are sufficiently large to service its target regions – North America, the UK, Europe and South Africa – and to execute sales, while also being assisted by our presales, domain experts and marketing teams. We anticipate that Sapiens’ sales team will leverage its proximity to customers and prospective clients to drive more business, and offer its services across its target markets.

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

Sapiens attends major industry trade shows (both physical and virtual) to improve its visibility and its market recognition. Additionally, Sapiens hosts client conferences– such as its annual Sapiens Summit/Client Conference, which went virtual in 2020 and 2021, and was in-person in North America in 2022. In 2023, Sapiens plans to host two client conferences in Barcelona, Spain, and Tuscon, Arizona. Sapiens continues investing in its web presence and digital marketing activities to generate leads and enhance our brand recognition. Sapiens maintains a blog channel and also invests in its working relationships and advisory services within the global industry-analyst community.

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

Based on its technological capabilities and its specialists, Magic Software enables its clients to respond to rapidly evolving market needs and regulatory changes, while improving the efficiency of their core operations. Magic Software has approximately 4,161 employees, who serve its clients at any given time and whose skills and specialization are a significant source of competitive differentiation. Magic Software operates through a network of over 3,000 independent software vendors, or ISVs, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use Magic Software’s products and services.

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

Magic Software’s software technology platforms consist of:

o	Magic xpa Application Platform – a proprietary low-code application platform for developing and deploying Client Server/Mobile/Web business applications.

o	AppBuilder Application Platform – a proprietary low-code application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.

o	Magic xpi Integration Platform – a proprietary low-code platform for application integration

o	Magic xpi cloud native –an environment configurations platform based on Kubernetes focuses on scalability, security and resilience.

o	Magic SmartUX – a proprietary low-code enterprise mobile development application platform for citizen to professional developers to rapidly design, build, analyze, and run cross-platform mobile business applications.

o	FactoryEye – a cloud-based platform pre-packaged but flexible end-to-end data management for manufacturers enabling smooth migration to Industry 4.0 smart factories. Real-time factory floor visibility and optimization is provided as part of the end-to-end visibility to maximize production performance.

o	Magic Data Management and Analytics Platform – a cloud-based pre-packaged but flexible end-to-end data management platform for all verticals enabling smooth digital transformation and full organizational business intelligence

Magic Software’s Vertical Software Packages

Magic Software’s vertical packaged software solutions include:

o	Clicks™ – offered by its Roshtov subsidiary, Clicks is a proprietary comprehensive core software solution for medical record information management systems, used in the design and management of patient-file for managed care and large-scale healthcare providers. The platform is connected to each provider clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

o	Leap™ – offered by its FTS subsidiary, Leap is a proprietary comprehensive core software solution for BSS, including convergent charging, billing, customer management, policy control, mobile money and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.

o	Hermes Cargo – offered by its Hermes Logistics Technologies Ltd. subsidiary, the Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Our Hermes Solution covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. The Hermes Solution is delivered on a licensed or fully hosted basis. Hermes recently supplemented its offering with the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools.

o	HR Pulse – offered by its Pilat NAI, Inc. and Pilat Europe Ltd. subsidiaries, Pulse (now in its 10th release) is a proprietary tool for the creation of customizable HCM solutions quickly and affordably. It has been used by Pilat to create products, such as Pilat Frist and Pilat Professional, that provide “out of the box” SaaS solutions for organizations that implement Continuous Performance and/or Talent Management.

o	MBS Solution – offered by its Complete Business Solutions Ltd. subsidiary, MBS Solution is a proprietary comprehensive core system for managing TV broadcast channels.

o	Nativ – offered by its Menarva Ltd. subsidiary, Nativ is a proprietary comprehensive core system for management of rehabilitation centers.

o	Mobisale – offered by its Mobisoft Ltd. subsidiary, Mobisale is a proprietary comprehensive core system for sales and distribution field activities for consumer goods manufacturers and wholesalers.

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

Our IT services subsidiaries consist of:

●	Coretech Consulting Group LLC

●	Fusion Solutions LLC

●	Xsell Resources Inc.

●	AllStates Consulting Services LLC

●	Futurewave Systems, Inc.

●	NetEffects, Inc.

●	The GoodKind Group LLC.

●	CommIT Group

●	Comblack Ltd

●	Infinigy Solutions

●	Shavit Software Ltd.

●	OnTarget Group Inc

●	Aptonet Inc

●	Stockell information systems

●	EnableIT LLC

●	Appush Ltd (formerly Vidstart Ltd)

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

 In December 2018, Magic Software achieved Microsoft Gold Competency and has maintained this elite status since then. Gold Competency is Microsoft’s highest level of partner certification reserved for the top one percent of Microsoft elite partners worldwide who have demonstrated expertise and proven skills with a particular Microsoft technology or service. In addition to that, we earned the Co-Sell Ready Status as a member in the Microsoft One Commercial Partner (OCP) Program. Magic xpi, which maps data, automates business processes and connects apps, databases, APIs with built-in Microsoft connectors, and Magic FactoryEye, a 100% cloud-native, microservices-based integration platform are available on the Microsoft AppSource app store and are listed on the Microsoft Azure Marketplace.

In May 2020, Magic Software’s CommIT Group achieved AmazonAWS SaaS Competency status. AWS SaaS Competency is designated to help customers find top AWS consulting partners with deep specialization and experience in designing and building software-as-a-service solutions on AWS. Organizations are interested in software that is easy to use, implement, and operate. They are looking to reduce time-to-value and obtain access to innovative product features and flexible software procurement on a consumption or contractual basis. AWS SaaS Competency Partners follow Amazon Web Services (AWS) best practices for designing and building SaaS solutions through their professional services practices. To qualify for the AWS SaaS Competency designation, organizations have undergone rigorous technical validation by AWS Partner Solutions Architects and demonstrated proven customer success. In recent years, CommIT Group has successfully led, developed and produced many SaaS solutions on AWS for companies across many business sectors, including high-tech and startups, industrial and retail, and insurance and finance. CommIT Group ’s unique, flexible R&D model, which provides complete flexibility in determining the mix of experts, allows for full control of budgets and schedules throughout the development project. In this framework, We accompany our clients in their digital journey and in their entry into the SaaS world, providing design and build services for application environments or migration services for applications from existing models to cloud SaaS models. These processes require software architecture, construction, and software development from both Digital and SaaS, all of which take into account performance aspects, information security, scalability, infrastructure monitoring, customer experience and billing. Achieving AWS SaaS Competency status allows us to expand our business offering and even accompany the organizational change for customers who are in the process of transitioning to SaaS.

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

Development communities are facing high complexity, cost and extended pay-back periods in order to deliver cloud, RIAs, mobile and SaaS applications. Magic xpa, AppBuilder, Magic SmartUX, Magic xpi, Magic FactoryEye, and Magic’s Data Management and Analytics platformall provide MSPs with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and speed time-to-market. Magic Software’s solutions are comprehensive and industry proven. These technologies can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application modernization and process automation solutions, to enterprise spanning service-oriented architecture, or SOA, migrations and composite applications initiatives. Unlike most competing platforms, Magic Software offers a coherent and unified toolset based on the same proven metadata driven and rules-based declarative technology. Its low-code, metadata platforms consist of pre-compiled and pre-written technical and administrative functions, which are essentially ready-made business application coding that enables developers to bypass the intensive technical code-writing stage of application development and integration, concentrate on building the correct logic for their apps and move quickly and efficiently to deployment. Through the use of metadata-driven platforms such as Magic xpa, AppBuilder, Magic SmartUX, Magic xpi, Magic’s Data Management and Analytics platformand Magic FactoryEye, software vendors and enterprise customers can experience unprecedented cost savings through fast and easy implementation and reduced project risk.

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

Magic Software offers three complementary application platforms that address the wide spectrum of composite applications, Magic xpa, Magic SmartUX and AppBuilder. Our Magic xpi integration platform, Magic FactoryEye and Magic’s Data Management and Analytics platform deliver fast and simple integration and orchestration of business processes and applications. Our customers operate in a wide variety of industries, including financial services, life sciences, government, telecommunications, energy and manufacturing.

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

In 2021 and during 2022, Magic Software moved its Magic xpa platform to be a cloud native platform deployed by a dockers container, thereby opening the door to its customer to take its applications to be full SaaS products.

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

Data engineers, Extract-Transform-Load (ETL) developers, and citizen integrators have the ability to use our platform to ingest, transform and integrate data spanning departmental to enterprise scale workloads. These workloads include diverse and distributed data sources in multi-cloud, hybrid environments. The breadth and depth of our data integration capabilities accelerate the aggregation and processing of data to ready it for analytics, data science and enterprise reporting initiatives. Leveraging a simple graphical design experience, users can develop workloads across ETL, Extract-Load-Transform (ELT), real-time and streaming data integration patterns. Our platform is designed to integrate structured and unstructured data across on-premises and cloud-native applications, databases, business intelligence tools, data modeling tools, data lakes, data warehouses, mainframes, messaging systems, file systems and IoT devices. Our data-lake architecture allows data stewards and business analysts to create an authoritative single-source view of all business-critical data from internal and external sources across multiple data domains, including customers, locations, assets, and employees and many other domain types.

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

In 2022, Magic Software continued to expand its product offering with additional features, per customer requests. In March 2023 Magic Software launched Magic xpi Cloud Native, allowing shifting xpi integration projects to the cloud smoothly. The xpi Cloud Native environment configurations based on Kubernetes, focuses on scalability, security, and resilience. The deployment process is made effortless with our new “Cloud Manager”. Cloud Manager interface hides all the complexities of cloud deployment and clustering and performs all the heavy lifting through easy to use and intuitive set of Rest API’s. These APIs also bring agility and efficiency to organizations CI/CD practices via “Continuous Deployment” capabilities.

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

FactoryEye

On May 2019, Magic Software launched the release of FactoryEye, a proprietary high performance, low-code, flexible, cloud platform built specially for manufacturers based on a modern architecture enabling advanced manufacturing and organizational intelligence, real-time virtualizations and actionable insights for cross- organizational effectiveness and increased bottom line. Magic Software has hundreds of manufacturing customers, and drew on over 35 years of manufacturing experience to develop FactoryEye.

The product’s intuitive and user-friendly workspace empower manufacturers by providing all the analysis the report they need in order to make faster and smarter decisions based on real time data and analytics. This translates into improved productivity, faster delivery times, and better control over the manufacturing processes, leading to increased customer satisfaction and higher profit margins. FactoryEye offers dozens of prebuilt connectors to a range of enterprise applications and MRP systems, such as SAP, JD Edwards, and Infor, as well as MES, CRM, and PLM systems. FactoryEye collects real-time data from existing machinery, operational and organizational systems and transforms it into actionable intelligence for immediate results and continuous improvement in the manufacturing process and operational efficiency. The solution brings the benefits of Industry 4.0 connectivity to mid-sized manufacturers in several industry verticals, including automotive parts, food & beverage, medical devices, metal processing, packaging, plastics & rubber specialty manufacturing and more.

The addition of FactoryEye to Magic Software’s software portfolio allows Magic Software to provide to its new and existing manufacturing clients, with a comprehensive Industry 4.0 digital transformation solution and aligns with Magic Software strategy of enhancing its portfolio with enterprise grade technologies.

FactoryEye’s end-to-end solution incorporates several key features:

●	Powered by Magic Software plug and play IIoT Integration platform.

●	Incorporates advanced analytics and AI into decision support

●	Promote centralized visibility across operations

●	Access to information necessary to quickly make smart decisions

●	Flexible, simplified and incremental digital transformation

●	Increased equipment productivity and operational efficiency

●	Improved machine uptime and reduced maintenance costs

●	Leverages investments and allows quick ROI by integrating existing systems

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

Since its launch, Magic Software made a targeted effort to reach mid-sized manufacturers who are looking to improve the efficiency of their factories. Our goal is to position FactoryEye as a solution that offers more than mere factory floor visibility through IIoT connectivity, while remaining more cost effective and customizable than offerings from “Tier 1” companies. To that end, Magic Software has built a new website for FactoryEye, as well as blogs, whitepapers, e-books public relations activities, exhibitions and events, round tables and on-line campaigns , all in the purpose of increasing the awareness of this new offering and benefits for mid-sized manufacturers.

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

Despite the potential impacts of the Omicron variant, economic recovery is expected to continue to boost technology investments, with high expectations for digital market prosperity. While according to Gartner, worldwide IT spending was expected to grow by 5%-6% in 2021, it actually grew by over 9%, and is expected to continue to grow, by 5.1% in 2022 (see https://www.gartner.com/en/newsroom/press-releases/2022-01-18-gartner-forecasts-worldwide-it-spending-to-grow-five- point-1-percent-in-2022, which is not incorporated by reference into this annual report).

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

Magic Software is a talent- and innovation-led organization with approximately 4,161 people as of December 31, 2022, who serve our clients at any given time and whose skills and specialization are a significant source of competitive differentiation. With approximately 3,500 experts, the majority of whom are in the U.S, Israel and Europe, and hundreds of projects gone live in a variety of advanced technologies, we have developed significant expertise and accumulated vast experience in integration projects. Such projects are typically more complex and require a high level of industry knowledge and highly skilled professionals. Our integration expertise, as well as our global reach allows us to deliver comprehensive, value added services to our customers. Our IT services customers include major global telecoms, OEMs and engineering, furnish and installation service companies.

Strategic Consulting and Outsourcing Services

Magic Software provides a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, cloud computing, as well as supplemental outsourcing services. Our wholly-owned subsidiaries, Fusion Solutions LLC, Xsell Resources Inc., Allstates Consulting Services LLC, Futurewave Systems, Inc., NetEffects, Inc, OnTarget Group, Inc, the CommIT Group, Infinigy Solutions LLC., The Goodkind Group LLC., EnableIT LLC, Comblack Ltd. and Shavit Software (2009) Ltd. provide advanced IT consulting and outsourcing services to a wide variety of companies including Fortune 1000 companies. Our technical personnel generally supplement the in-house capabilities of our customers. Our approach is to make available a broad range of technical personnel to meet the requirements of our customers rather than focusing on specific specialized areas. We have extensive knowledge of and have worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Our consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and IT areas and with a substantial and a growing database of telecom talent, we can rapidly respond to a wide range of requirements with well qualified candidates. Our customer list includes major global telecoms, OEMs and engineering, furnish and installation service companies. We have built long-term relationships with our customers by providing expert telecom talent. We provide individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, we configure teams of technical consultants for assigned projects at our customers’ sites.

Michpal

Michpal, an Israeli registered company, is a developer of proprietary, on-premise payroll software solution for processing traditional payroll stubs to Israeli enterprises and payroll service providers. Michpal also developed several complementary modules such as attendance reporting, which are sold to its customers for additional fees. As of December 31, 2022, Michpal group serves more than 8,000 customers, most of which are long-term customers.

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

In January 2018, Michpal released its new product and a new service line – “Michpal Pension” and “Michpal PensionPlus”, respectively, which led to a 25% increase in revenues of Michpal year over year. These solutions enable all Israeli employers to digitally report their employees’ pension fund payments to their respective pension funds as required by Israeli law (this requirement took effect on February 1, 2018 for employers who employ more than 21 employees, on February 1, 2019 for employers who employ more than 10 employees, on February 1, 2023 for employers who employ more than 3 employees and on February 1, 2024 also for employers who employ less than 3 employees).

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

In January 2022, Michpal launched its digital employee payroll portal - for employer and employee. The portal allows employees 24X7 access to view their pay stubs and payroll tax history, update their profile information such as their mailing address, phone number, and email address, get notification directly from their employer on every monthly salary payment and extract administrative reports including employee’s monthly attendance reports.

In February 16, 2022, Michpal acquired 70% of the share capital of Formally Smart Form System Ltd. (“Formally”). Formally is an Israeli-based company and the creator of Formally Smart Form platform – a central server platform for managing knowledge and work processes, and for producing digital forms combined with a legally-binding eSignature technology allowing customers to create impressive documents in minutes and get them signed in a snap. Formally offers a variety of proprietary computerized and advanced tools for managing business processes trusted by Israel’s largest financial, banking, and insurance enterprises. Its “no-code” platform, allows to convert outdated forms into a digital process for any company freeing IT teams from ongoing maintenance issues and enables employees across the organization to deliver new digital products quickly and efficiently.

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

In 2021, Zap Group launched a new website for car sellers and buyers, which provides a marketplace where buyers can explore on one website various options for buying a second-hand car (B2C). The platform allows the buyer to compare prices, specs, financing, peripheral services, accessories and overall packages. The online, real-time supply availability enables transparency, and also provides the buyer an aggregated view of specific sellers and agencies, and direct contact with a large pool of sellers.

In December 2022 Zap Group concluded the acquisition of 51% of the outstanding share capital of N.C Marketing and Advertising Ltd. (also known as “Safra digital marketing”) and 51% of the outstanding share capital of Marcomit Ltd. (“Marcomit”). Safra digital marketing is an Israeli company specializing in social media services including Facebook, Instagram and Tik-tok. Marcomit is an Israeli company specializing in digital branding for large enterprises including advanced branding materials for media and digital advertising.

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

In 2022 TSG acquired 51% of the outstanding share capital of E.P.R. Systems Ltd. Headquartered in Israel, E.P.R has over 20 years of experience and serves more than 100 local authorities in Israel. E.P.R offers comprehensive software solutions for municipal institutions primarily to manage all their billing and collection operations for all types of revenues, including taxes, fees and levies and several innovative extension modules. Additionally, E.P.R offers a full scope of expert implementation, application management and hosting services, enabling municipal institutions to execute their digital and business strategies. In accordance with the purchase agreement, TSG may acquire additional 9% of the outstanding share capital of E.P.R. during the first 12 months following the closing based on the 51% closing date deal value. In January 2023, TSG exercise its right and acquired the additional 9% of the outstanding share capital of E.P.R.

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

Supporting Tools:

TSG offers a variety of supporting system and solutions, providing dynamic and customizable field proven applications for in the following verticals:

●	Facility Management

●	Recording and Debriefing systems

●	Trainers and Simulators

●	Mapping Engines

Geographical Distribution of Revenues

The following table summarizes our consolidated revenues classified by geographic regions of our customers, for the periods indicated:

	2021	2022
Israel	$1,506,566	$1,571,035
International:
United States	591,794	680,325
Europe	255,680	262,303
Africa	18,012	26,692
Japan	12,890	11,333
Other (mainly Asia pacific)	19,434	20,669
Total	$2,404,376	$2,572,357

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

Matrix’s Competitive Landscape

Matrix’s principal competitors in the domestic Israeli market are Israeli IT services companies and systems integrators such as: Hilan Ltd., Malam-Team, One-1, Kyndryl, Aman, the Elad Group, Yael, SQLink, Emet Computing, AllCloud, Emet, LogOn, Abra-it, and HMS. In addition, in recent years, large accounting and advisory firms such as Deloitte and E&Y have expanded their service portfolio to include managed services and consulting in the fields of BI, Cybersecurity, ERP and CRM. We view these firms as direct competition, given that they already have a deep understanding of a particular client’s business because of the accounting and auditing services they provide, and given the trust that they have developed with the client, which is an essential part of providing any services to a client. This international trend is as evident in Israel as it is in all major markets around the world. Matrix’s competitors in the United States market include many companies that provide similar services to those of Matrix, as well as providers of offshore services which utilize low rates. In some cases, Matrix competes with IBM, Accenture, Oracle and the large accounting and advisory accounting firms. Matrix’s international competitors in the Israeli marketplace include Microsoft, IBM, HP and Oracle. These international competitors often use local subcontractors to provide personnel for contracts performed in Israel. Most of these international entities are also business partners of Matrix. The main competitors with respect to infrastructure solutions include One-1, Malam-Team and Emet Computing. With respect to cloud services, competitors include All Cloud, DoIT, Google, Microsoft and Amazon Web Services. Matrix competitors with respect to training are the training centers of the Technion, IITC, HackerU, Ness Technologies, SQLink and Sela.

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

In addition, our quarterly results are also influenced by the number of working days in each period in Israel. For example, during the Jewish holidays period (typically at the end of the third quarter and beginning of the fourth quarter or at the end of the first quarter and beginning of the second quarter), when the number of working days is lower, we tend to see a decrease in our revenues, which may impact our quarterly results. Following is the quarterly breakdown, by percentage, of standard working hours in each quarter of 2022 and 2023 in the Israeli market, which accounts for approximately 61% of our annual revenues:

	1st quarter	2nd quarter	3rd quarter	4th quarter
2023	26.1%	24.6%	23.7%	25.6%
2022	24%	25.2%	24.6%	26.2%

In 2022, seasonality due to the Jewish holiday periods adversely impacted the second and fourth quarters (in addition to any adverse impact on working hours caused by the coronavirus pandemic, and the Israeli election day). In 2023, we expect seasonality due to the Jewish holiday periods to adversely impact the second and late third/ early fourth quarters.

The following table presents our revenues allocation per quarter in 2021 and 2022 (by percentage):

	1st quarter	2nd quarter	3rd quarter	4th quarter
2022	25.6%	25.1%	24.7%	24.6%
2021	23.8%	24.5%	24.4%	27.4%

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

Intellectual Property Rights

Sapiens, Magic and Michpal rely on a combination of contractual provisions and intellectual property law to protect their proprietary technology. We believe that due to the dynamic nature of the markets in which we operate and software industries, factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services, build upon the protection offered by copyrights. We seek to protect the source code of our products as trade secret information and as unpublished copyright work, although in some cases, we agree to place our source code into escrow. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use its products and contain terms and conditions prohibiting the unauthorized reproduction, reverse engineering or misuse of its products. In addition, we attempt to protect trade secrets and other proprietary information through agreements with employees, consultants and distributors. Sapiens’ trademark rights include rights associated with its use of its trademarks, and rights obtained by registration of its trademarks. Sapiens’ use and registration of its trademarks do not ensure that it has superior rights to others that may have registered or used identical or related marks on related goods or services. We have registrations for the mark “Sapiens” in the U.K., Benelux, Germany, France, Italy Switzerland, Israel, and the European Union. In the past we have registered trademarks and tradenames for many of our products both in the US and in the European Union, and we intend to continue to do so going forward. The initial terms of protection for our registered trademarks range from 10-20 years and are renewable thereafter.

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

With respect to our defense sector activities, the IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, a majority of TSG’s revenues in 2020, 2021, and 2022 were dependent on products incorporating technology that a government customer may disclose to third parties . When the Israeli government funds research and development, it usually acquires rights to data and inventions. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the product is purchased without development effort, we normally retain the principal rights to the technology. Subject to applicable law, regulations and contract requirements, TSG attempts to maintain its intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

Regulatory Impact

The global financial and defense services industries served in particular by Sapiens, Matrix, Magic Software, Michpal and TSG are heavily subject to government and market regulation, which is constantly changing. Financial services companies must comply with regulations such as the Sarbanes-Oxley Act, Solvency II, Retail Distribution Review (known as RDR) in the United Kingdom, the European Union General Data Protection Regulation, or GDPR, in the EU, the CCPA, a statute that went into effect on January 1, 2020 in California (and similar privacy legislation in New York and elsewhere in the U.S.), the Dodd-Frank Act and other directives regarding transparency. In addition, many individual countries have increased supervision over local financial services companies. For example, in Europe, regulators have been very active, motivated by past financial crises and the need for pension restructuring. Distribution of insurance policies is being optimized with the increasing use of Bank Assurance (selling of insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Increased activity such as that in Europe would generally tend to have a positive impact on the demand for our software solutions and services; nevertheless, insurers are cautiously approaching spending increases, and while many companies have not taken proactive steps to replace their software solutions in recent years, many of them are now looking for innovative, modern replacements to meet the regulatory changes.

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

Matrix’s and Magic Software’s businesses have not been impacted to a material extent by government regulations.

Environmental, Social & Governance Matters

Our subsidiaries place an emphasis on, and devote considerable time towards, business responsibility, sustainability, and delivering value for their respective customer base, employees, investors, suppliers, and each of their respective communities. This requires that we conduct our business in accordance with all applicable laws and regulations, and to adhere to outstanding ethical business practices. Our subsidiaries have developed a strong set of corporate values that inspire ethical behavior throughout their decision-making process and that promote one of their business objectives of bringing together a diverse group with the unique skill sets, knowledge, and talents to effectuate our vision. For example, Sapiens specifically is proud to encourage female advancement in its company, with 38% of its executive leadership consisting of women in 2022. Matrix specifically is also proud to foster a strong female voice in its company, with 56% of its overall human capital resources consisting of women in 2022.

C.	Organizational Structure

Formula is the parent company of the Formula Group.

The following table presents certain information regarding the control and ownership of our directly held investments in subsidiaries and affiliates, as of April 30, 2023.

Subsidiaries and affiliate	Country of Incorporation	Percentage of Ownership
Matrix IT Ltd.	Israel	48.2%

Sapiens International Corporation N.V.	Cayman Islands	44.1%

Magic Software Enterprises Ltd.	Israel	46.3%

Michpal Micro Computers (1983) Ltd.	Israel	100.0%

TSG IT Advanced Systems Ltd.	Israel	50.0%

InSync Staffing Solutions, Inc.	Delaware	90.1%

Ofek Aerial Photography Ltd	Israel	80%

Zap Group Ltd.	Israel	100%

Shamrad Electronic (1997) Ltd	Israel	100%

The common shares of Sapiens and the ordinary shares of Magic Software are each traded on the Nasdaq Global Select Market and on the TASE, and the ordinary shares of Matrix are traded on the TASE.

D.	Property, Plants and Equipment

Formula’s headquarters, as well as the headquarters and principal administrative, finance, sales, marketing and research and development office of Magic Software, are located in Or-Yehuda, Israel, a suburb of Tel Aviv. Magic Software leases its and our office space, constituting approximately 32,404 square feet, under a lease agreement entered in November 2019. The lease expires in June 2033, with an option by Magic Software to extend for an additional two 5-year term. In 2022, Magic Software paid $0.6 million under that lease. In addition, Magic Software subsidiaries lease office spaces in the United States, Israel, Europe, India, Japan and South Africa. In 2022, Magic Software’s rent costs for those additional facilities totaled $4.2 million, in the aggregate. We believe that Magic and our existing facilities are adequate for our current needs.

Matrix leases approximately 699,654 square feet of office space in various locations in Israel pursuant to leases of varying duration, including for a facility in Herzliya that serves as Matrix’s corporate headquarters. In October 2018, Matrix renewed its corporate headquarters lease agreement with Ofer Brothers Properties Ltd. according to which it leases its office spaces in Herzliya, Israel. The lease term is expected to end in October 2023. The cost of rent is NIS 10 million annually (approximately $3.0 million). In addition, Matrix leases an aggregate of approximately 67,000 square feet of office space in locations outside of Israel, in the United States, Bulgaria, Macedonia, Hungary, India and the UK. The lease terms for the spaces that Matrix currently occupies are generally three to four years. In 2023, Matrix announced that by the end of 2023, it would be moving to a new campus in the O-TECH complex in Kfar Saba. The new campus will spread over 172,200 square feet of office space across 15 building floors and 151,000 square feet of parking space across 3 building floors. The lease term for the new campus expires in January 2032, with an option by Matrix to extend for an additional two 5-year term with an annual rent cost of approximately NIS 20 million (approximately $5.7 million). In the year ended December 31, 2022, Matrix’s rent costs totaled NIS 27.3 million (approximately $8.1 million), in the aggregate, for all of its leased offices. We believe that Matrix’s existing facilities are adequate for its current needs.

Sapiens leases office space in India, Israel, the United States, Germany, Poland, Lithuania, Latvia, Denmark, Spain, The United Kingdom, and China. The lease terms for the spaces that Sapiens currently occupies are generally two to eight years. Based on Sapiens’ current occupancy, it leases the following amount of space in the following locations (offices over 500 square feet), which constitute Sapiens’ primary locations: in India, approximately 213,598 square feet; in Israel, approximately 104,043 square feet of office space (98,021 square feet that Sapiens s – 6,022 square feet is subleased); in the United States, approximately 53,882 square feet (43,074 square feet that we use - 10,808 square feet is subleased); in Germany, approximately 26,398 square feet; in Poland, approximately 26,012 square feet; in Lithuania, approximately 17,655 square feet; in Latvia, approximately 14,271 square feet; in Denmark, approximately 7,860 square feet; in Spain, approximately 6,700 square feet; in the United Kingdom, approximately 7,374 square feet, and in China, approximately 5,180 square feet. Sapiens Israeli offices house its corporate headquarters, as well as its core delivery research and development activities. We believe that Sapiens’ existing facilities are adequate for our current needs. In 2022, Sapiens’ rent costs totaled $12.8 million, in the aggregate, for all of its leased offices. We believe that Sapiens’ existing facilities are adequate for its current needs.

Michpal leases approximately 40,000 square feet of office space in various locations in Israel pursuant to leases of varying duration, including for a facility in Tel-Aviv that serves as Michpal’s corporate headquarters. During the year ended December 31, 2022, Michpal’s rent costs totaled $0.8 million, in the aggregate, for its leased office space.

Zap Group leases approximately 111,203 square feet of office space in various locations in Israel pursuant to leases of varying duration, including for a facility in Petah-Tikva that serves as Zap Group’s corporate headquarters. During the year ended December 31, 2022 Zap Group’s rent costs totaled $1.1 million, in the aggregate, for its leased office space.

Ofek leases approximately 16,145 square feet of office space in Netanya, Israel, under a lease agreement entered in March 2020 for a term of six (6) years. During the year ended December 31, 2022, Ofek’s rent costs totaled $0.1 million, for its leased office space.

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

Other than in our joint control in TSG in which each of we and Israeli Aerospace Industries Ltd. holds 50% of its voting power, we currently have effective control under IFRS 10 in each of our other investees, Matrix, Sapiens, Magic Software, Michpal, Ofek Aerial Photography, InSync and Zap Group, despite the lack of absolute majority of voting power in Matrix, Magic Software and Sapiens. As a result of our effective control in these investees as of December 31, 2022 and in accordance with IFRS 10, we consolidated their financial results with ours throughout the period covered by the financial statements included in Item 18 of this annual report. Prior to our transition to reporting under IFRS, we consolidated investees in which we held an equity interest only if we held a controlling interest in those companies. Under IFRS 10, we may consolidate entities in which we have effective control. For further information, please see Note 2(3) to our consolidated financial statements included in Item 18 of this annual report.

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

Our consolidated financial statements for the years ended December 31, 2021 and 2022 are prepared in accordance with IFRS. We have presented herein consolidated statements of financial position that comply with IFRS applicable as of December 31, 2021 and 2022. Our consolidated statements of profit or loss presented herein in IFRS cover the years ended December 31, 2020, 2021, and 2022.

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

Our functional and reporting currency

Until December 31, 2019, the currency of the primary economic environment in which our operations on a standalone basis were conducted was the dollar. Following an examination and reevaluation of the primary economic environment in which we currently operate and expects to continue operating and, taking into consideration the recent trends and our forward-looking business strategy, in accordance with the International Accounting Standard 21 (IAS 21), we concluded that the currency of the primary economic environment in which our operations on a standalone basis are currently conducted is the NIS. The functional currencies applied by our investees which are consolidated in these financial statements are the currencies of the primary economic environment in which each one of them operates. We have elected to use the dollar as our reporting currency for all years presented since we believe that financial statements in U.S dollars provide more relevant information to our investors and users of the financial statements.

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

This section presents an analysis of our results of operations, on a comparative basis, for the years ended December 31, 2021 and 2022. We have omitted herein a comparative analysis of our results of operations for the years ended December 31, 2020 and 2021. In order to view that latter analysis, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” in our Annual Report on Form 20-F for the year ended December 31, 2021, which we filed with the SEC on May 16, 2022, which analysis is incorporated by reference herein.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2022

The following tables set forth certain data from our statement of profit or loss for the years ended December 31, 2021 and 2022, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included elsewhere in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

Statements of Profits or Loss

(U.S. dollars, in thousands)

	2021	2022
Revenues	2,404,376	2,572,357

Cost of revenues	1,840,517	1,949,892

Gross profit	563,859	622,465

Research and development expenses, net	65,858	72,129
Selling, marketing, general and administrative expenses	289,985	317,956
Capital gain from realization of a Matrix IT’s subsidiary	-	44,260

Operating income	208,016	276,640

Financial expenses	(29,994)	(27,216)
Financial income	5,989	7,286
Pre-tax income before share of profits of companies accounted for at equity, net	184,011	256,710

Taxes on income	42,614	55,235
Share of profits of companies accounted for at equity, net	505	(1,808)

Net income	$141,902	199,667

Attributable to:
Equity holders of the Company	54,585	81,393
Non-controlling interests	87,317	118,274

	141,902	199,667

Statement of Profits or Loss as a

Percentage of Revenues

	2021	2022
Revenues	100%	100%

Cost of revenues	77%	76%

Gross profit	23%	24%

Research and development expenses, net	3%	3%
Selling, marketing, general and administrative expenses	12%	12%
Capital gain from realization of a Matrix IT’s subsidiary	-	2%
Operating income	9%	11%

Financial expenses	(1)%	(1)%
Financial income	0%	0%

Pre-tax income before share of profits of companies accounted for at equity, net	8%	10%

Taxes on income	2%	2%
Group’s share of earnings of companies accounted for at equity, net	0%	0%

Net income	6%	8%

Attributable to:
Equity holders of the Company	2%	3%
Non-controlling interests	4%	5%

Revenues. Revenues in 2022 increased by approximately 7%, from $2,404.4 million in 2021 to $2,572.4 in 2022. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by approximately 8%, from $1,771.4 million in 2021 to $1,912.9 million in 2022, and revenues from the sale of our proprietary software products and related services increased by approximately 4%, from $633.0 million in 2021 to $659.5 in 2022.

Software Services Revenues

The increase in software services revenues was recorded across the following of our investees reporting under this revenue stream— Matrix, Magic Software, Michpal, Insync, Ofek and Zap Group — and was primarily due to growth in their revenues as described below:

Matrix:

Matrix’s revenues reported under this revenue stream increased from NIS 4,234.0 million (approximately $1,311.6) in 2021 to NIS 4,541.2 in 2022, reflecting an increase of approximately 7% when measured in NIS, Matrix’s local currency (compared to 3% when measured in U.S dollars). The increase in Matrix’s revenues, when measured in NIS, reflected an increase in almost all of Matrix’s principal areas of operations (excluding a 3% decrease recorded in Matrix’s Software product marketing and support business segment, when measured in NIS, resulting mainly from a decrease in margins pushing selling rates down which characterized the trend in this business segment), and to the transition to subscription based selling model.

The increase in Matrix revenues was mainly attributable to each of the following: (1) an increase of approximately 3% in Matrix’s Information Technologies (IT) Software solutions and services in Israel from NIS 2,361.0 million (approximately $731.4) in 2021 to NIS 2,435.4 million (approximately $725.9) in 2022; (2) an increase of approximately 11% in Matrix’s computer infrastructure and integration solutions from NIS 1,210.3 million (approximately $374.9 million) in 2021 to NIS 1,345.6 million (approximately $401.1) in 2022; (3) an increase of approximately 22% in Matrix’s Information Technologies (IT) Software solutions and services in the United States from NIS 355.9 million (approximately $110.3 million) in 2021 to NIS 434.3 million (approximately $129.4) in 2022; and (4) an increase of approximately 19% in Matrix’s Training and integration from NIS 174.9 million (approximately $54.2 million) in 2021 to NIS 207.6 million (approximately $61.9) in 2022. The increase was offset, in part, by a decrease of 3% in Matrix’s software product marketing and support from NIS 258.1 million (approximately $79.9 million) in 2020 to NIS 249.9 million (approximately $74.5 million) in 2021.

The increase in Matrix’s revenues was also due to: (A) the inclusion of the first full year of revenues of the following entities’ during 2022: (i) SQ Service Quality Ltd., A. A. Engineering Ltd., and I.T.D. Group Ltd. (consolidated upon acquisition by Matrix as of April 2021); and (ii) AVB Technologies Ltd. (consolidated upon acquisition by Matrix as of October 2021); and (B) the inclusion for the first time of revenues during 2022 of RDT Equipment and Systems (1993) Ltd. (consolidated upon acquisition by Matrix as of June 2022).

Magic Software:

Magic Software’s revenues, reported under this revenue stream, increased by approximately 22% from $402.2 million in 2021 to $489.2 million in 2022, primarily attributable to (i) an increase of $3.7 million due to the inclusion of the first full year of revenues of Enable IT, consolidated upon acquisition by Magic Software as of April 1, 2021), and (ii) an increase of $21.0 million due to the inclusion for the first time of revenues of Appush and The Goodkind Group, LLC (consolidated upon acquisition by Magic Software as of January 1, 2022 and August 15, 2022, respectively), with the remaining increase resulted primarily from increased demand for our IT software services across most of Magic Software business units.

InSync:

InSync’s revenues increased by approximately 19% from $38.7 million in 2021 to $46 million in 2022. Insync’s revenues were positively impacted by the recovery from the COVID-19 pandemic in 2021.

Michpal

Michpal’s revenues, reported under this revenue stream, increased by approximately 11% from $8.3 million in 2021 to $9.2 million in 2022. Michpal’s revenues reported under this revenue stream were impacted by the recovery from the COVID-19 pandemic in 2021 and increased demand for its consulting services in the fields of operational cost savings, procurement and expense management, as well as salary control and monitoring.

The increase in software services revenues was also attributable to the inclusion, for the first full year of revenues of Zap Group, reported under this revenue stream, which was consolidated upon acquisition by Formula as of April 6, 2021.

Proprietary Software Products and Related Services Revenues

The increase in revenues from proprietary software products and related services was attributable in part to the (i) inclusion of the first full year of revenues of Zap Group, reported under this revenue stream, consolidated upon acquisition by Formula as of April 6, 2021, accounting for $9.1 million; (ii) the increase of Sapiens revenues by approximately 3% from $461.0 million in 2021 to $474.7 million in 2022; (iii) the decrease by approximately 1%, from $78.1 million in 2021 to $77.6 million in 2022, in Magic Software’s revenues, reported under this revenue stream, resulting from a decrease in revenues of $6.9 million resulting from devaluation of mainly the NIS, GBP, JPY and Euro in relation to the US dollar, which was offset by (a) an increase of $6.0 million revenues which resulted from increased demand for Magic Software’s proprietary software solutions and (b) $1.4 million resulting from the first-time consolidation of Intrabases SAS acquired on July 1, 2022 and; (iv) the increase by approximately 21%, from $23.8 million in 2021 to $28.8 million in 2022, in Michpal’s revenues reported under this segment, which resulted from increased demand for Michpal’s payroll software solutions and related services and by the inclusion for the first time of revenues of Formally Smart Form System Ltd., consolidated upon acquisition by Michpal as of February 16, 2022.

Sapiens:

Sapiens’ revenues increased by approximately 3%, from $461.0 million in 2021 to $474.7 million in 2022. The net increase in revenues of approximately $13.7 million for the year ended December 31, 2022 was attributable to Sapiens’ core business growth. In 2022 and 2021, Sapiens’ largest customer accounted for 4.6% and 5%, respectively, of its consolidated revenues.

Michpal:

Michpal’s revenues reported under this revenue stream increased from $23.8 million in 2021 to $28.8 million in 2022, reflecting an increase of 21%. The increase in revenues of approximately $5.0 million for the year ended December 31, 2022 was primarily attributable to the inclusion for the first time of revenues of Formally Smart Form System Ltd., consolidated upon acquisition by Michpal as of February 16, 2022, and increased demand for Michpal’s payroll software solutions and related services.

Magic Software:

Magic Software’s revenues, reported under this revenue stream, decreased by approximately 1% from $78.1 million in 2021 to $77.6 million in 2022 resulting from a decrease in revenues of $6.9 million resulting from devaluation of mainly the NIS, GBP, JPY and Euro in relation to the US dollar, which was offset by (a) an increase of $6.0 million revenues which resulted from increased demand for Magic Software’s proprietary software solutions and (b) $1.4 million resulting from the first-time consolidation of Intrabases SAS acquired on July 1, 2022.

A breakdown of our overall revenues into (i) proprietary software products and related services revenues, and (ii) software services revenues for the years ended December 31, 2021 and 2022, the percentage those respective categories of revenues constituted out of our total revenues in those years, and the percentage change for each such category of revenues from 2021 to 2022, are provided in the below table:

	Year ended December 31,		Year-over	Year ended December 31,
	2021		Year	2022
	Revenues	Percentage	change	Revenues	Percentage
	($ in thousands)
Revenue category
Proprietary software products and related services	632,986	26.33%	4.2%	659,470	25.64%
Software services	1,771,390	73.67%	8.0%	1,912,887	74.36%
Total	2,404,376	100%	7.0%	2,572,357	100%

Revenues by geographical region

The dollar amount of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2021 and 2022, respectively, were as follows:

	Year ended December 31,
	2021	2022
	($ in thousands)
Israel	$1,506,566	1,571,035
International:
United States	591,794	680,325
Europe	255,680	262,303
Africa	18,012	26,692
Japan	12,890	11,333
Other (mainly Asia pacific)	19,434	20,669
Total	$2,404,376	2,572,357

Cost of Revenues. Cost of revenues consists primarily of compensation expense to employees and subcontractors, royalties and licenses payable to third parties, amortization of acquired technologies, capitalized software and depreciation, cloud-related cost, and hardware and other materials costs. Cost of revenues increased by 5.9% from $1,840.5 million in 2021 to $1,949.9 million in 2022. As a percentage of total revenues, costs of revenues in 2021 and 2022 decreased from 76.5% in 2021 to 75.8%, in 2022.

Our proprietary software solutions and related services sales are generally characterized by a higher gross margin than sales of our software services. The cost of revenues for proprietary software solutions and related services decreased from $350.8 million in 2021 to $346.8 million in 2022. As a percentage of our proprietary software solutions and related services revenues, costs of revenues for proprietary software solutions and related services decreased from 55.4% in 2021 to 52.3% in 2022. The decrease in our cost of revenues for proprietary software solutions and related services as a percentage of revenues from proprietary software solutions and related services was primarily attributable to the inclusion for the first time of the results of operations of Formally Smart Form System Ltd., consolidated upon acquisition by Michpal as of February 16, 2022, which achieved gross margin of approximately 83%. Furthermore, while the rate of payroll expenses increased in 2022, in line with industry trends, we mitigated that increase by increasing our reliance upon offshore employees.

The cost of revenues for software services increased from $1,489.7 million in 2021 to $1,605.5 million in 2022. As a percentage of software services revenues, costs of revenues for software services remained relatively stable, at 84.0% in 2022 compared to 84.1% in 2021.

The increase in our cost of revenues in 2022 was attributable in part to the inclusion of the results (and, consequently, the cost of revenues) of the following entities in our consolidated results in 2021: (i) the first full year of Y.G. Soft IT Ltd (consolidated upon acquisition by Magic Software as of January 2021), (ii) the first full year of EnableIT, LLC., and Menarva Ltd., (consolidated upon acquisition by Magic Software as of April 2021), (iii) the first full year of SQ Service Quality Ltd., A. A. Engineering Ltd., and I.T.D. Group Ltd. (consolidated upon acquisition by Matrix as of April 2021), (iv) the first full year of AVB Technologies Ltd., (consolidated upon acquisition by Matrix as of October 2021), (v) the first full year of Zap Group (consolidated upon acquisition by Formula as of April 2021), (vi) the first-time inclusion of Shamrad Electronic (1997) Ltd (consolidated upon acquisition by Formula as of October 2022), (vii) the first-time inclusion of Cognitive Ltd (consolidated upon acquisition by Sapiens as of May 2022), (viii) the first-time inclusion of Appush Ltd.. (consolidated upon acquisition by Magic Software as of January 2022), (ix) the first-time inclusion of The Goodkind Group, LLC., (consolidated upon acquisition by Magic Software as of August 2022), (x) the first-time inclusion of Intrabases SAS (consolidated upon acquisition by Magic Software as of July 2022), (xi) the first-time inclusion of RDT Equipment and Systems (1993) Ltd. (consolidated upon acquisition by Matrix as of June 2022) and (xii) the first-time inclusion of Formally Smart Form System Ltd (consolidated upon acquisition by Formula as of February 2022).

The increase in our cost of revenues in 2022 was also attributable to the following increases involving Matrix, Sapiens and Magic Software:

Matrix:

Matrix’s cost of revenues increased by approximately 7%, when measured in NIS, Matrix’s local currency, from NIS 3,729.7 million (approximately $1,155.3 million) in 2021 to NIS 4,000.6 million (approximately $1,192.7 million) in 2022. The increase in absolute cost of revenues was in line with the increase in Matrix revenues and was primarily attributable to the increase in the operations of Matrix’s cloud and infrastructure business segment which grew in 2022 by approximately 11% when measured in NIS and accounted for 29% of Matrix’s total revenues. The level of Matrix’s cost of revenues as a percentage of its revenues remained relatively stable these last two years, at 85.5% in 2021 and 85.6% in 2022 (when measured in NIS).

Matrix’s cost of revenues for each of the years ended December 31, 2021 and 2022 does not include amounts of stock-based compensation.

Sapiens:

Sapiens’ cost of revenues increased by $2.5 million, or 0.9%, to $272.6 million for the year ended December 31, 2022, as compared to $270.1 million for the year ended December 31, 2021. The increase was mainly due to an increase in the number of delivery employees compared to 2021 offset by $4.7 million decrease of intangible assets and software capitalization amortization expenses. Cost of revenues amounted to 57.4% as a percentage of Sapiens’ revenues during the year ended December 31, 2022, which was a decrease by 116 basis points from the corresponding percentage for the year ended December 31, 2021.

Sapiens’ cost of revenues for each of the years ended December 31, 2022 and 2021 does not include amounts of stock-based compensation.

Magic Software:

Magic Software’s cost of revenues increased by approximately 17%, from $351.1 million in 2021 to $411.4 million in 2022. The increase in absolute cost of revenues was in line with the increase in revenues by 18% year over year, from $411.4 million recorded in 2021 to $566.8 million recorded in 2022. Cost of revenues amounted to 72.6% as a percentage of Magic Software’s revenues during the year ended December 31, 2022, which was a decrease by 51 basis points from the corresponding percentage for the year ended December 31, 2021.

Cost of revenues for each of the years ended December 31, 2021 and 2022 does not include amounts of stock-based compensation.

Operating Expenses:

Research and Development Expenses, net. Research and development, or R&D, expenses consist primarily of compensation expense to employees and subcontractors engaged in research and development. Research and development expenses, net, consist of research and development expenses, gross, less capitalized software costs.

Research and development expenses, gross, increased from $77.6 million in 2021 to $81.3 million in 2022, mainly due to: an increase in the number of R&D employees in 2022 compared to 2021, along with the full-year effect of the increase in compensation expenses to employees, which was mostly implemented over the course of 2021. Capitalization of software costs in 2021 and 2022 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and certain of its subsidiaries, and Sapiens and certain of its subsidiaries). Research and development expenses, net, increased from $65.9 million in 2021 to $72.1 million in 2022, mainly due to the factors described above.

As a percentage of revenues, research and development expenses, net, remained the same in 2022 as in 2021, at 2.8% and 2.7%, respectively. Research and development expenses for the years ended December 31, 2022 and 2021 do not include amounts of stock-based compensation.

Selling, Marketing General and Administrative Expenses. Selling, marketing, general and administrative, or SMG&A, expenses consist primarily of cost of compensation expense to employees and subcontractors involved in sales, marketing, management and administrative functions, travel expenses, selling expenses, rent, utilities, communications expenses, expenses related to external consultants, depreciation, amortization and other expenses. Selling, marketing, general and administrative expenses increased from $290.0 million in 2021 to $318.0 million in 2022. As a percentage of revenues, SMG&A slightly increased from 12.1% in 2021 to 12.4% in 2022.

The increase in SMG&A expenses in 2022 was mainly attributable to: (i) the increase in Matrix’s SMG&A by $6.3 million resulting from an increase in sales and marketing activities in line with the increase recorded in Matrix revenues, which wes offset in part by a decrease by $4.0 million resulting from the appreciation of the USD compared to the NIS in 2022 (Matrix’s general and administrative expenses remained relatively stable when measured in NIS); (ii) an increase of $8.8 million from the inclusion for the first full year of Zap Group (consolidated upon acquisition by Formula as of April 2021); (iii) an increase in Magic Software’s SMG&A from $68.1 million in 2021 to $83.5 million in 2022, which was mainly attributable to (a) the inclusion for a full year for the first time in 2022 of entities acquired in 2021, and inclusion for the first time in 2022 of entities acquired in 2022, (b) an increase in cost related to share-based compensation from $1.0 million in 2021 to $2.1 million in 2022, and (c) the accompanying increase in Magic Software’s revenues; and (iv) an increase in Michpal Group’s SMG&A expenses by approximately $1.0 million resulting from an increase in sales and marketing activities and $0.4 million recorded with respect to revaluation of contingent consideration due with respect to the acquisition of Unique Software Industries, which was acquired in November 2019.

Consolidated stock-based compensation expenses recorded under selling, marketing general and administrative expenses for the years ended December 31, 2022 and 2021 amounted to $15.0 million and $14.8 million, respectively.

Matrix:

Matrix’s SMG&A expenses increased to $95.6 million for the year ended December 31, 2022 compared to $93.3 million for the year ended December 31, 2021, representing an increase of $2.3 million. This increase was mainly attributable to an increase of $6.3 million in sales and marketing activities in line with the increase recorded in Matrix’s revenues, which was offset, in part, by a decrease of $4.0 million resulting from the appreciation of the USD compared to the NIS. Matrix general and administrative expenses remained relatively stable when measured in NIS. As a percentage of Matrix’s revenues, Matrix’s SMG&A expenses remained the same, at 6.9% in each of 2021 and 2022 when measured in NIS.

Matrix’s stock-based compensation expenses recorded under selling, marketing general and administrative expenses for the years ended December 31, 2022 and 2021 amounted to $0.4 million and $1.0 million, respectively.

Sapiens:

Sapiens’ SMG&A expenses, which are primarily comprised of compensation expenses for employees and subcontractors, were $76.2 million for the year ended December 31, 2022 compared to $77.2 million in the year ended December 31, 2021, representing a decrease of $1.0 million. This decrease was mainly attributable to a decrease of $1.1 million of Sapiens share-based compensation expenses compared to the previous year. As a percentage of total revenues, Sapiens’ SMG&A decreased from 16.7% in the year ended December 31, 2021, to 16.0% for the year ended December 31, 2022.

Sapiens’ stock-based compensation expenses recorded under selling, marketing general and administrative expenses for the years ended December 31, 2022 and 2021 amounted to $4.3 million and $5.4 million, respectively.

Magic Software:

Magic Software’s SMG&A expenses increased to $83.5 million for the year ended December 31, 2022 compared to $68.1 million for the year ended December 31, 2021, representing an increase of $15.4 million. This increase was attributable to (a) the inclusion for a full year for the first time in 2022 of entities acquired in 2021 and inclusion for the first time in 2022 of entities acquired in 2022, (b) an increase in cost related to share-based compensation from $1.0 million in 2021 to $2.1 million in 2022, and (c) an increase in overall SMG&A in line with the increase in Magic Software’s revenues, from $480.3 million in 2021 to $566.8 million in 2022.

Magic Software’s stock-based compensation expenses recorded under selling, marketing general and administrative expenses for the years ended December 31, 2022 and 2021 amounted to $2.1 million and $1.0 million, respectively.

Operating Income. Our operating income increased from $208 million in 2021 to $276.6 million in 2022. Operating income in 2022 included a capital gain from the disposition of a Matrix’s subsidiary (Infinity Labs R. & D. Ltd) for a total consideration of NIS 154.5 million (approximately $46.2 million), which resulted in a capital gain of $44.3 million. Excluding the impact of capital gain resulted from the sale of Infinity Labs, as a percentage of revenues, our operating income remained stable and changed from 8.7% in 2021 to 9.0 % in 2022. The increase in our operating income during the year ended December 31, 2022 relative to the year ended December 31, 2021 as an absolute amount was attributable to the various gross profit and operating expenses trends described above.

Financial Expenses, net. Financial expenses decreased from $30.0 million in 2021 to $27.2 million. Financial expenses, net decreased from $24.0 million in 2021 to $19.9 million in 2022. Financial expenses are influenced by various factors, including: our cash balances; loan balances; outstanding debentures; changes in liabilities related to business combinations; changes in the exchange rate of the NIS against the dollar; changes in the exchange rate of the dollar against the Euro; and changes in the Israeli consumer price index, or CPI.

The decrease in net financial expenses in 2022 was primarily attributable to (i) a decrease in financial costs related to debentures from $6.9 million to $3.8 million resulting from repayment of debentures in an amount of $53.1 million during 2022, (ii) a decrease in financial expenses related to liabilities in respect of business from $3.5 million in 2021 to $1.1 million in 2022, (iii) an increase in net positive impact of foreign exchange differences amounting to $7.6 million, offset, in part, by (iv) a decrease in income from marketable securities and derivatives, net from $3.3 million of income in 2021 to a loss of $1.2 million in 2022, and (v) an increase in interest expenses on loans and borrowings from $6.2 million in 2021 to $9.8 million in 2022.

Taxes on Income. Taxes on income increased from $42.6 million in 2021 to $55.2 million in 2022, in line with the increase in our income before taxes. As a percentage of pre-tax income, tax expenses amounted to approximately 21.5% in 2022, compared to 23.2% in 2021.

Share of profits (loss) of companies accounted for at equity, net. Share of profits (loss) of companies accounted for at equity, net, decreased from a gain of $0.5 million in 2021 to a loss of $1.8 million in 2022. Our share of loss of companies accounted for at equity, net in 2022 was mainly attributable to a loss recorded in TSG in 2022.

Net income attributable to non-controlling interests. Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies, which were not wholly owned by Formula during each of the periods indicated. Net income attributable to non-controlling interests increased from $54.6 million in 2021 to $81.4 million in 2022, mainly due to (i) an increase in Sapiens’ net income attributable to its shareholders, from $45.6 million of net income attributable to its shareholders during the year ended December 31, 2021 to $52.1 million net income attributable to its shareholders during the year ended December 31, 2022, (ii) an increase in Matrix’s net income attributable to its shareholders from $60.6 million recorded during the year ended December 31, 2021 to $99.9 million recorded during the year ended December 31, 2022 which was offset, in part, by a decrease in net income attributable to non-controlling interests recorded in Matrix, from $11.3 million during the year ended December 31, 2021 to $9.5 million during the year ended December 31, 2022, (iii) an increase in Magic Software’s net income attributable to its shareholders from $29.8 million recorded during the year ended December 31, 2021 to $40.0 million recorded during the year ended December 31, 2022.

Impact of Inflation and Currency Fluctuations on Results of Operations

Our financial statements are stated in U.S. dollars. However, most of our revenues and expenses from our software services revenue line are denominated in NIS and a substantial portion of our revenues and costs from our proprietary software products and related services revenue line are incurred in other currencies, particularly NIS, Euros, Japanese yen, Indian rupee and the British pound. We also maintain substantial non-U.S. dollar balances of assets, including cash, accounts receivable, and liabilities, including accounts payable, debentures and debt to financial institutions Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may adversely affect our business, results of operations and financial condition. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars using the average exchange rate over the period during which the transactions occur, in accordance with IFRS. Therefore, we are exposed to the risk that the devaluation of the NIS relative to the U.S. dollar may reduce the revenue growth rate and profitability for our software services in dollar terms. The average of the daily representative exchange rates of the NIS to the dollar in 2021 and 2022, as reported by the Bank of Israel, was NIS 3.2293 per $1 U.S. dollar, and NIS 3.3596 per $1 U.S. dollar, respectively. Consequently, this trend decreased the dollar value of our NIS-based revenues and profitability for our Israeli software services in 2022 relative to 2021. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently mainly denominated in U.S dollars, Euros, Japanese yen, Indian rupee and the British pound, whereas a substantial portion of our expenses relating to those products, principally salaries and related personnel expenses, are denominated in NIS. As a result, the devaluation of the Euro, Japanese yen, Indian rupee and the British pound relative to the U.S. dollar (in which our financial results are reported) reduces the revenue growth rate and profitability for our proprietary software products and related services in dollar terms, thereby adversely affecting our operating results. From the perspective of expenses (and contrary to the trend involving software services), the devaluation of the NIS relative to the dollar, decreases the relative value, in U.S. dollars, of the NIS-denominated operating costs related to our proprietary software product revenues. That, therefore, increases our profitability and partially compensates for the negative effect that this movement has on our revenues and our profitability from our software services.

Since most of our expenses are incurred in NIS, the dollar cost of our operations also rises as a result of any increase in the rate of inflation in Israel, to the extent that such inflation is not offset, or is only offset on a lagging basis, by the devaluation (if any) of the NIS against the dollar during a relevant period of time. The average Israeli rate of inflation on an annual basis amounted to (0.7%), 2.8%, and 5.3% for the years ended December 31, 2020, 2021, and 2022, respectively. In 2020 and 2021, the NIS appreciated relative to the U.S dollar, whereas in 2022 the NIS devaluated against the dollar (in each case, based on average of the daily representative exchange rates). Therefore, in 2020 and 2021 the appreciation of the NIS relative to the dollar increased the cost of our operations. In 2022, the depreciation of the NIS relative to the dollar reduced the dollar cost of our operations, despite the increase that would have otherwise been caused by the rise in inflation in Israel.

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

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation (appreciation) of NIS against the US$*	Devaluation (appreciation) of Euro against the US$*
	%	%	%
2020	(0.7)%	(7.0)%	(9.3)%
2021	2.8%	(3.2)%	7.7%
2022	5.26%	(13.2)%	5.8%

*	Reflects the change in the daily exchange rate from the start of such year until the end of such year rather than the change in the average daily exchange rate over the course of that year relative to the previous year.

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969 (the “Industry Encouragement Law”) provides several tax benefits for an “Industrial Company.” Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns and is located in Israel or in the “Area,” in accordance with the definition under Section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose major activity, in a given tax year, is industrial production.

An Industrial Company is entitled to certain tax benefits, including:

■	Amortization of the cost of the purchases of patents, or the right to use a patent or know-how that were purchased in good faith and used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;

■	the right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it; and

■	Expenses related to a public offering are deductible in equal amounts over three years beginning from the year of the offering.

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, or AE, a Benefitted Enterprise, or BE, or a Preferred Enterprise, or PFE, or a Special Preferred Enterprise, or “SPFE”, or a Preferred Technological Enterprise, or PTE, or a Special Preferred Technological Enterprise, or SPTE is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, an AE, BE, PFE, SPFE PTE or SPTE is required to comply with the requirements of the Investment Law.

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

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its PFE (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, PFE status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income, or PFI, attributed to its PFE in 2011 and 2012, unless the PFE is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a PFE that is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a Special Preferred Enterprise, or SPFE (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the SPFE is located in a certain development zone. As of January 1, 2017, the definition for SPFE includes less stringent conditions.

The classification of income generated from the provision of usage rights in know-how or software that were developed in a PFE, as well as royalty income received with respect to such usage, is subject, as PFE income, to the issuance of a pre-ruling from the Israel Tax Authority, or ITA, that stipulates that such income is associated with the productive activity of the PFE in Israel.

Dividends paid to Israeli shareholders out of PFI attributed to a PFE or to a Special PFE are generally subject to withholding tax at source at the rate of 20%(in case of non-Israeli residents - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%, or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the aforesaid will apply).

Sapiens has received a new tax ruling from the ITA valid until December 31, 2024, according to which dividends paid to Israeli shareholders who are individuals and to non-Israeli shareholders (individuals and corporations) will be subject to withholding tax at source at the rate of 25% and in the case of Israeli resident corporations— 0%, regardless of the source of the dividends. We cannot guarantee that the tax ruling will be extended.

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

In 2021, Sapiens elected to benefit from the Temporary Order and pay the reduced CIT as per the provisions of the Economic Efficiency Law in respect of its total accumulated tax-exempt earnings amounting to NIS 109 million (approximately $35.0 million), and accordingly our deferred tax liability includes an amount of $3.5 million. In 2022, the Sapiens filed its application for the Temporary Order and paid the required amount to the Israeli tax authority.

In November 2022, Magic Software also elected to benefit from the Temporary Order and filed its application for the Temporary Order and paid the required reduced CIT as per the provisions of the Economic Efficiency Law in respect of its total accumulated tax-exempt earnings amounting to NIS 25.0 million (approximately $7.1 million), and accordingly recognized a tax liability of NIS 2.5 million (approximately $0.7 million).

As of December 31, 2022 all of Sapiens’ and Magic Software’s trapped earnings were released.

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment provides new tax benefits for two types of Technology Enterprises, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a PTE, and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as Preferred Technology Income, or PTI, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain Benefited Intangible Assets (as defined in the Investment Law). to a related foreign company if the “Benefitted Intangible Assets” (as defined under the Investment Law) were acquired from a foreign company after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israeli Innovation Authority (“IIA”).

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

Dividends distributed by a PTE or a Special PTE, paid out of PTI to Israeli shareholders,, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%, or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed from such Israeli company to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

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

Tax Reform - United States of America:

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

Effective in 2022, the TCJA requires all U.S. companies to capitalize, and subsequently amortize R&E expenses that fall within the scope of Section 174 over five years for research activities conducted in the United States and over fifteen years for research activities conducted outside of the United States, rather than deducting such costs in the year incurred for tax purposes. Although Congress may defer, modify, or repeal this provision, potentially with retroactive effect, we have no assurance that Congress will take any action with respect to this provision. During 2022, Sapiens has accounted for the effects of the R&E capitalization, based on interpretation of the law as currently enacted. Accordingly, Sapiens increased its current tax expenses in 2022 against a corresponding deferred tax benefit in the same amount, resulting in no effect on the total taxes on income in the statements of income.

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

Current Outlook

We had cash and cash equivalents and short-term investments (including marketable securities) of $512.5 million and $569.1 million as of December 31, 2021 and 2022, respectively. At December 31, 2021, we had indebtedness to banks and others, including debentures, of $586.4 million and $647.7 million, respectively, of which $224.2 million and $226.2 million were current liabilities and $362.3 million and $421.5 million were long-term liabilities as of those respective dates. Included in the balance of our indebtedness to banks and others as of December 31, 2022, Formula standalone had indebtedness of $154.7 million and $158.5 million, in the aggregate, outstanding under Formula’s secured debentures (Series A and Series C, respectively) which Formula sold in public offerings in Israel in September 2015 (extended in January 2018) and March 2019 (extended in April 2021 and August 2022), in each case, as described below.

We had cash and cash equivalents that were held outside of Israel and that would have been subject to income taxes if distributed as a dividend as of December 31, 2021 and 2022 in amounts of $56.9 million and $81.8 million, respectively.

Sources of Financing

Series A Secured Debenture Financings

In September 2015, Formula consummated a public offering of debentures in Israel. The two series of debentures issued by Formula in the public offering consisted of one series of debentures— the Series A Secured Debentures— that is secured by liens on the shares of Formula’s subsidiaries (Matrix, Sapiens and Magic Software), and a second series— the Series B Convertible Debentures— that was convertible into ordinary shares of Formula. Both series of debentures were listed for trading only on the TASE. Of those two series, only the Series A Secured Debentures remain outstanding as of the current time.

In the public offering, NIS 102,260,000 ($26.3 million) par value of Series A Secured Debentures were sold, which bear interest on the unpaid principal at a fixed annual rate equal to 2.8% (which may vary based on the credit rating of the debentures), which is paid on a semi-annual basis through July 2024. The principal is payable in eight equal annual installments beginning in July 2017 and ending in July 2024. The interest rate varies based on the credit rating of the Series A Secured Debentures. The net proceeds received by Formula from the issuance of the Series A Secured Debentures in September 2015 amounted to $25.9 million (net of issuance expenses).The gross proceeds received by Formula from the issuance of all debentures in September 2015 (including from the Series B Convertible Debentures, which are no longer outstanding) were approximately NIS 229.8 million ($58.6 million), in the aggregate.

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

Series C Secured Debenture Financings

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

April 2021 Private Placement

On April 12, 2021, Formula consummated a private placement to qualified investors in Israel of an aggregate NIS 160 million (approximately $48.6 million) principal amount of its non-convertible Series C Secured Debentures at a price of NIS 1,037 for each NIS 1,000 principal amount. The total aggregate gross proceeds received by Formula from the investors was NIS 165.92 million (approximately $50.4 million), out of which NIS 1.7 million was attributed to interest payable (approximately $0.5 million). Debt premium of NIS 4.4 million (approximately $1.0 million) net of issuance costs of NIS 0.9 million (approximately $0.3 million) were allocated to the Formula Systems Series C Secured Debentures and are amortized as financial income over the remaining term of Formula Systems Series A Secured Debentures due in 2026.

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

August 2022 Private Placement

On August 22, 2022, Formula entered into agreements with qualified investors in Israel for the private placement to those investors of an additional aggregate of NIS 200 million principal amount of Formula’s Series C Secured Debentures, at a price of NIS 975 for each NIS 1,000 principal amount. The total aggregate gross proceeds received by Formula from the investors was NIS 195 million (of which NIS 1.1 million was attributed to interest payable, or approximately $0.3 million). The additional debentures were sold by means of an increase in the outstanding principal amount of Series C Secured Debentures.

The total principal amount of all debentures—including Series A Secured Debentures and Series C Secured Debentures—issued by Formula that remain outstanding as of March 31, 2023 constituted NIS 561.7 million (approximately $155.4 million).

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

We have agreed to standard events of default under the Series A Secured Debentures and Series C Secured Debentures, together with the following additional events of default due to any of the following:

●	cross default, excluding following an immediate repayment initiated in relation to the other series of debentures or other indebtedness (other than non-recourse debt) over NIS 75 million ($21.3 million as of December 31, 2022);

●	suspension of trading of the debentures on the TASE over a period of 60 days;

●	failure to have the debentures rated over a period of 60 days;

●	if the rating of the debentures is less than BBB- by Standard and Poors Maalot or equivalent rating of other rating agencies;

●	if there is a change in control without consent of the rating agency;

●	if Formula fails to provide additional security when the loan-to-value of the securities securing the Series A Secured Debentures or Series C Secured Debentures (as applicable) falls below the required ratio;

●	the existence of a real concern that Formula will not meet its material undertakings towards the debenture holders;

●	the inclusion in Formula’s financial statements of a note regarding the existence of significant doubt as to Formula’s ability to continue as a going concern;

●	breach of Formula’s undertakings regarding the issuance of additional debentures;

●	Formula’s failure to continue to control any of its subsidiaries; and

●	failure to comply with the negative pledge covenant.

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

Currently, Matrix, Sapiens, Magic Software and Formula have such material credit facilities and/or debentures outstanding. The long-term debt obligations of Matrix over NIS nominated loans bear fixed interest at an average annual rate of 1.4.0%-4.1% (including Matrix Series B Debentures issued September 2022 and extended in December 2022) and floating interest over U.S dollar nominated loans at a rate of LIBOR + 2.2%. The long-term debt obligations of Magic Software over NIS nominated loans bear fixed interest at an annual rate of 2.1%-3.3% and floating interest over NIS dollar nominated loans at a rate of SOFR + 2.1% SOFR + 2.2.25 over U.S dollar nominated loans. The long-term debt obligations of Sapiens bear fixed interest at an annual rate of 3.37%. These credit facilities and/or debentures expire over a period of time that ranges from one to seven years.

As of December 31, 2022, Matrix had aggregate short-term obligations to banks and others of NIS 471.5 million (approximately $134.0 million) and aggregate long-term obligations to banks and others of NIS 274.5 million (approximately $78.0 million) under its credit facilities. As of December 31, 2022, Magic Software had aggregate short-term obligations to banks and others of $20.8 million and aggregate long-term obligations to banks and others of $30.4 million under its credit facilities. During the second half of 2022, in an effort to hedge its exposure to the effects of the increase in interest rates, Matrix engaged in two Series B bonds issuances, yielding a net amount (minus issuance expenses) of approximately NIS 471.1 million (approximately $140.3). The principal due under the Matrix IT Series B Debentures is payable in thirteen (13) semi-annual installments each equal to approximately 7.14% of the aggregate principal amount (or approximately NIS 33,959) on February 1 and on August 1 of each of the years 2023 through 2029 with the last payment equal to 7.18% of the aggregate principal amount (or approximately NIS 34,148) paid on February 1, 2030. The outstanding principal amount under the Matrix IT Series B Debentures bears interest at a fixed rate of 4.1% per annum (subject to adjustments based on the credit rating of the debentures), payable on February 1st and August 1st of each of the years as of February 1, 2023, through 2030. In addition, as of December 31, 2022, Zap Group had aggregate short-term obligations to banks and others of $1.9 million and aggregate long-term obligations to banks and others of $6.7million under its credit facilities.

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

5.	Magic Software will not create any pledge on all of its property and assets in favor of any third party without the financial institution’s consent

In September 2017, Sapiens issued NIS 280 million (approximately $78.3 million, net of $0.96 million of debt discount and issuance costs) principal amount of Series B unsecured, non-convertible debentures, in a public offering and private placement in Israel. Proceeds of such offering were utilized to repay the entire outstanding loan amount (including accrued interest) under a $40 million credit agreement to which Sapiens had been party with HSBC Bank USA, National Association as financing for Sapiens’ acquisition of StoneRiver. The outstanding principal amount of the Sapiens Series B debentures is linked to the US dollar and bears interest at an annual rate of 3.37%, to be paid on a semi-annual basis (on January 1 and July 1 of 2018 through 2025, with one final interest payment on January 1, 2026). The principal of the Sapiens Series B debentures is payable in eight equal annual payments beginning on January 1, 2019, with the final payment due on January 1, 2026. The first five principal installments for the September 2017 Series B Debentures, in amounts of $9.9 million each, were paid on January 1, 2019, 2020, 2021, 2022 and 2023.

In June 2020, Sapiens issued additional Series B Debentures in an aggregate principle amount of NIS 210 million (approximately $60.4 million) through a public offering in Israel. The gross proceeds received for the issuance of Sapiens’ Series B Debentures in June 2020 were NIS 210.8 million (approximately $60.6 million), out of which approximately NIS 3.0 million was attributed to interest payable (approximately $0.9 million). Debt discount of NIS 2.2 million (approximately $0.6 million) and issuance costs of NIS 2.3 million (approximately $0.7 million) were allocated to Sapiens’ Series B Debentures and are amortized as financial expenses over the remaining term of the Sapiens Series B Debentures due in 2026. The first three principal payments of $9.9 million each for the June 2020 Series B Debentures were made on January 1, 2021, 2022 and 2023.

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

As of the date of the financial statements included in this annual report, each of Formula, Sapiens, Magic Software and Matrix was in compliance with each of its respective financial covenants.

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

Credit Ratings

In April 2021, following Formula’s consummation of a private placement to qualified investors in Israel of additional Series C Secured Debentures, Formula reported publicly to the TASE and Israeli Securities Authority that Midroog (established in affiliation with the worldwide rating company, Moody’s Corporation which maintains a 51% share capital interest) maintained the then-current credit rating of Aa3.il with stable outlook for Formula’s current series of secured debentures (Series A Secured Debentures and Series C Secured Debentures).

In connection with its August 2022 private placement of additional Series C Secured Debentures, on August 22, 2022, Formula publicized an updated rating report published by Standard & Poor’s Maalot, or S&P (a subsidiary of S&P Global), with respect to Formula and its two outstanding series of debentures. In that report, S&P assigned a rating of ilAA- for both the Series A Secured Debentures and Series C Secured Debentures, and a rating of ilAA-/stable for Formula itself.

In connection with Sapiens’ offering of its Series B Debentures, Sapiens received from S&P a corporate credit rating and a rating for the Series B Debentures, which S&P affirmed, as of July 2018 and 2019, May 2020 and July 2021, as ilA+, with stable outlook. On June 28, 2022, S&P upgraded the rating for Sapiens’ Series B Debentures from “ilA+” to “ilAA-” (on local scaling), with a stable outlook.

In connection with Matrix’s August offering of its Series B Debentures (then extended in December 2022 in a private placement) Matrix received from Midroog (established in affiliation with the worldwide rating company, Moody’s Corporation which maintains a 51% share capital interest) a corporate credit rating and a rating for the Series B Debentures, which Midroog affirmed, as of March 2023, as ilAa3.il, with stable outlook.

Cash Provided by Operating Activities

Cash flow provided by our operating activities increased from $209.1 million in 2021 to $239.1 million in 2022, mainly resulting from increase in Matrix’s cash flow provided by operating activities from NIS 219.2 million (approximately $67.9 million) in 2021 to NIS 387.4 million (approximately $115.3 million).

Net cash provided by operating activities in 2022 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to: (i) depreciation and amortization of capitalized research and development assets, other intangible assets (mainly customer relations), property, plants and equipment and operating right-of-use assets in an aggregate amount of $115.3 million; (ii) an increase in trade payables in an amount of $25.3 million; (iii) an increase in other accounts payable and employees and payroll accrual in an amount of $22.3 million; (iv) stock-based compensation expenses in an amount of $15.0 million; (v) a decrease in other current and long-term accounts receivable in an amount of $2.6 million, offset in part by: (a) an increase in trade receivables in an amount of $51.4 million; (b) a gain from disposition of a subsidiary of Matrix in an amount of $44.3 million; (c) changes in deferred taxes, net in an amount of $18.1 million; (d) an increase in inventories in an amount of $13.8 million; (e) a decrease in deferred revenues in an amount of $6.4 million; and (f) a decrease in value of short-term and long-term loans from bank and others and deposits, net in an aggregate amount of $4.7 million.

Cash flow provided by operating activities in 2022 was primarily comprised of NIS 387.4 million (approximately $115.3 million) provided by Matrix, $55.6 million provided by Sapiens, $56.7 million provided by Magic Software, $6.9 million provided by Michpal, $8.5 million provided by Zap Group, $2.9 million provided by Shamrad, $0.8 million provided by Insync and approximately $0.6 million provided by Ofek, offset by $7.9 million used by Formula.

Net cash provided by operating activities in 2021 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to: (i) depreciation and amortization of capitalized research and development assets, other intangible assets (mainly customer relations), property, plants and equipment and operating right-of-use assets in an aggregate amount of $122.2 million; (ii) an increase in liabilities in respect of business combinations in an amount of $4.7 million; (iii) stock-based compensation expenses in an amount of $14.8 million; (iv) an increase in value of short-term and long-term loans from bank and others and deposits, net in an aggregate amount of $2.0 million; (v) an increase in trade payables in an amount of $40.1 million; (vi) a decrease in other current and long-term accounts receivable in an amount of $20.1 million; (vii) a decrease in inventories in an amount of $4.6 million and (viii) an increase in other accounts payable and employees and payroll accrual in an amount of $7.3 million; (ix) an increase in deferred revenues in an amount of $9.3 million, offset in part by an increase in trade receivables in an amount of $150.8 million and changes in deferred taxes, net in an amount of $8.0 million.

Cash flow provided by operating activities in 2021 was primarily comprised of NIS 219.2 million (approximately $67.9 million) provided by Matrix, $89.9 million provided by Sapiens, $43.7 million provided by Magic Software, $6.3 million provided by Michpal, $1.1 million provided by Ofek and approximately $6.9 million provided by Zap Group, offset by $1.0 million used by Insync and $6.2 million used by Formula.

Cash Used by or Provided by Financing Activities

Cash flow used by financing activities was $80.0 million in 2022 compared to cash flow used by financing activities in an amount of $114.1 million in 2021, mainly reflecting the cumulative effect of the following financing-related transactions that occurred over the course of those years:

Year Ended December 31, 2022

In 2022, Magic Software declared cash dividends to its shareholders in an aggregate amount of approximately $24.8 million, of which $13.4 million were paid to non-controlling interests. In addition, in March 2023, upon the publication of its financial results for the year ended December 31, 2022, Magic Software announced an additional dividend distribution in an aggregate amount of approximately $14.7 million of which $7.9 million was paid to non-controlling interests.

In 2022, Matrix declared cash dividends to its shareholders in an aggregate amount of approximately NIS 284.3 million (approximately $84.6 million, based on the average exchange rate for the year 2022), of which NIS 145.9 million (approximately $43.4 million) were paid to non-controlling interests. In addition, in March 2023, upon the publication of its financial statements for the year ended December 31, 2022, Matrix announced an additional dividend distribution in an aggregate amount of approximately NIS 37.4 million (approximately $10.2 million) of which NIS 19.4 million (approximately $5.3 million) was paid to non-controlling interests.

In 2022, Sapiens declared cash dividends to its shareholders in an aggregate amount of approximately or $38.9 million, of which $21.6 million were paid to non-controlling interests. In addition, in March 2023, upon the publication of its financial statements for the year ended December 31, 2022, Sapiens announced an additional dividend distribution in an aggregate amount of approximately $13.8 million of which $7.7 million was paid to non-controlling interests.

Over all, net cash used by financing activities in 2022 was attributable to: (i) dividends paid to non-controlling interests in subsidiaries in an amount of $96.6 million; (ii) dividends paid to Formula’s shareholders in an amount of $21.8 million; (iii) repayment of long-term loans from banks and others in an amount of $87.9 million; (iv) repayment of debentures in an amount of $53.1 million; (v) repayment of lease liabilities in an amount of $49.7 million; (vi) purchase of non-controlling interests in an amount of $16.8 million; and (vii) a decrease in short-term bank credit, net in an amount of $7.3 million; offset in part by (a) proceeds from issuance of debentures, net in an amount of $199.1 million (mainly gross proceeds received by Matrix for the issuance of the Series B Debentures and proceeds received by Formula for the issuance of the additional Series C Secured Debentures); and (b) receipt of long-term loans from banks and others in an amount of $65.7 million.

Year Ended December 31, 2021

In 2021, Magic Software declared cash dividends to its shareholders in an aggregate amount of approximately $21.8 million, of which NIS 74.8 million (approximately $23.2 million) were paid to non-controlling interests.

Over all, net cash used by financing activities in 2021 was attributable to: (i) a dividend to Formula’s shareholders in an amount of $22.1 million; (ii) repayment of long-term loans from banks and others in an amount of $84.2 million; (iii) repayment of debentures in an amount of $47.0 million; (iv) repayment of lease liabilities in an amount of $44.1 million; and (v) dividends paid to non-controlling interests in subsidiaries in an amount of $63.0 million; offset in part by (a) an increase in short-term bank credit, net in an amount of $36.3 million; (b) receipt of long-term loans from banks and others in an amount of $62.7 million; and (c) proceeds from issuance of debentures, net in an amount of $50.3 million (mainly gross proceeds received by Formula for the issuance of the additional Series C Secured Debentures).

Cash Used in Investing Activities

Net cash used in our investing activities was $74.3 million in 2022 compared to $110.2 million in 2021.

Net cash used in investing activities in 2022 was attributable to: (i) expenditures (net of cash acquired) with respect to business acquisitions in an aggregate amount of $52.3 million; (ii) purchase of property and equipment and intangible assets in an amount of $25.2 million; (iii) purchase of other investments in an amount of $15.1 million; (iv) capitalization of software development and other costs in an amount of $14.1 million; and (v) payments in conjunction with deferred payments and contingent liabilities related to business combinations in an amount of $5.2 million. This cash use was offset in part by the following cash amounts provided by investing activities in 2022: (a) proceeds from sale of a subsidiary of Matrix net of taxes paid in conjunction of this sale in an amount of $34.5 million; (b) increase in short-term and long-term deposits, net in an amount of $2.0 million; and (c) proceeds from sale of property and equipment in an amount of $0.7 million.

Net cash used in investing activities in 2021 was attributable to: (i) expenditures (net of cash acquired) with respect to business acquisitions in an aggregate amount of $77.2 million; (ii) purchase of property and equipment in an amount of $17.4 million; (iii) capitalization of software development and other costs in an amount of $12.8 million; and (iv) payments in conjunction with deferred payments and contingent liabilities related to business combinations in an amount of $8.6 million. This cash use was offset in part by the following cash amounts provided by investing activities in 2021: (a) proceeds from sale of property and equipment in an amount of $2.3 million; and (b) increase in short-term and long-term deposits, net in an amount of $4.8 million.

Company Commitments

The total principal amount of all debentures—including Series A Secured Debentures and Series C Secured Debentures—issued by Formula that remain outstanding as of March 31, 2023 constituted NIS 561.7 million (approximately $155.4 million).

For a description of the amounts outstanding under these debenture series and the related covenants and restrictions to which we are subject, please see “Sources of Financing” above in this Item 5.B (“Liquidity and Capital Resources”).

We do not have material commitments for capital expenditures by Formula as of December 31, 2022 or as of the date of this annual report.

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7. Major Shareholders and Related Party Transactions— Related Party Transactions— Indemnification of Office Holders.”

Subsidiary Commitments

Our subsidiaries do not have any material commitments for capital expenditures as of December 31, 2022 or as of the date of this annual report.

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

Our subsidiaries and affiliate have provided bank guarantees aggregating to approximately $43.3 million as of December 31, 2022 as security for the performance of various contracts with customers. If our subsidiaries and affiliates were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

Our subsidiaries and affiliate have also provided additional bank guarantees aggregating to $8.2 million as of December 31, 2022 as security for rent to be paid for their offices. If our subsidiary and affiliate were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees pay amounts claimed to be due.

Pursuant to the Series A Secured Debentures and Series C Secured Debentures described above, liens have been incurred over a certain portion of our investment in outstanding shares of Matrix, Sapiens and Magic Software, in respect of the amounts shown in the table below:

	December 31, 2022
	Formula’s Series A Secured Debentures	Formula’s Series C Secured Debentures
Matrix ordinary shares, par value NIS 1 per share	4,128,865	6, 169,761
Magic Software ordinary shares, par value NIS 0.1 per share	5,825,681	3,141,474
Sapiens common shares, par value €0.01 per share	1,260,266	2,957,590

We and IAI have granted TSG, our jointly controlled affiliate, in equal share, a guarantee of NIS 40 million (approximately $12.4 million) as security against TSG’s bank credit line and bank guarantees issued by TSG for the performance of various contracts with its customers.

C.	Research and Development, Patents and Licenses, etc.

The net amounts that we spent on research and development activities in 2021 and 2022 were $65.9 million and $72.1 million, respectively. For more information about our research and development activities, see “Item 4. Information on the Company—Business Overview— Software Development.”

For information concerning our intellectual property rights, see “Item 4. Information on the Company— Business Overview— Intellectual Property Rights.”

D.	Trend Information

Trends Impacting Our Industry and Our Business

The demands for IT services in Israel is directly influenced by global trends.

2022 was initially expected to be slower than 2021 (which was a year of acceleration and significant growth in the demand for IT Services resulting from the slowdown in 2020 caused by COVID-19) - but still with significant growth. Gartner, a leading global research and advisory company, expected global IT spending to grow by 5%-6% in 2021, while it actually grew by over 9%, and was expected to continue and grow by 5.1% in 2022 (see https://www.gartner.com/en/newsroom/press-releases/2022-01-18-gartner-forecasts-worldwide-it-spending-to-grow-five- point-1-percent-in-2022, which is not incorporated by reference into this annual report).

In practice, due to global events, including the war in Ukraine, the closures in China and their effect on global economy, IT global activity in 2022 was weaker than the forecasts and in practice 2022 ended (at the global level, according to Gartner’s estimate) with a decrease of about 0.2% (see https://www.gartner.com/en/newsroom/press-releases/2023-01-18-gartner-forecasts-worldwide-it-spending-to-grow-2-percent-in-2023, which is not incorporated by reference into this annual report). Neutralizing exchange rate fluctuations impact, 2022 ended with a slight increase of about 0.8%, and the year 2023 is expected to benefit from an increase of only 2.4%.

In the analysis of the market according to Gartner, a significant part of the decrease in growth compared to prior years is due to a very sharp decrease in investments in end point devices (workstations, cellular devices), which reached a decrease of about 10.6% compared to 2021. When you neutralize the decrease of the end points devices then it is an increase of about 2.3%, that is: less than half of the forecast. According to Forrester (see https://www.forrester.com/report/european-tech-market-outlook-by-country-2021-to-2022/RES176894?ref_search=1051634_1645482187974, which is not incorporated by reference into this annual report), global IT expenses increased in 2022 by approximately 0.3% (compared to a forecast of approximately 6.7%) and are expected to increase in 2023 by approximately 4.7%.

According to Gartner, a significant part of the decrease is due to a very sharp decrease in investments in end point devices (workstations, cellular devices), which reached a decrease of about 10.6% compared to 2021 (See Forecast Analysis: IT Spending, Worldwide, Gartner, ID G00778744, which is not incorporated by reference into this annual report). When you neutralize the decrease of the end points means then it is an increase of about 2.3%, that is: less than half of what was originally forecasted for 2022. According to Gartner, global investments in software increased in 2022 by approximately 7.1% and when neutralizing impact of changes in currency rates by approximately 12.1% compared to investments in global software in 2021, including an increase in infrastructure software, application software and vertical software. Most of the growth was in software as a service (SAAS).

According to Forrester (See Global Software Industry Forecast, 2022, not incorporated by reference into this annual report), the prominent areas in the field of software applications are: CRM (increase of about 11.9%), vertical software (increase of about 13.3%), ERP (increase of about 10.5%), content management and collaboration (increase of about 11.9%) and engineering software (an increase of about 9.9%). According to the same report, cyber and information security software (increase of about 15.4%), technology management programs (increase of about 13.1%) and data software (increase of about 12.8%) stand out in the field of infrastructure software.

The growth in the cyber field is very significant, and not only in the software field. According to Gartner (see https://www.gartner.com/en/newsroom/press-releases/2022-10-13-gartner-identifies-three-factors-influencing-growth-i, which is not incorporated by reference into this annual report) the growth in 2022 in the Security & Risk Management field is about 7.2%, while application security and cloud security, increased by more than 20%. According to Forrester the total global investments in the cloud market are expected to increase by about 23% compared to 2021 (see “The Public Cloud Market Outlook, 2022 To 2026, Forrester”, which is not incorporated by reference into this annual report) and according to Gartner (see https://www.gartner.com/en/newsroom/press-releases/2022-10-31-gartner-forecasts-worldwide-public-cloud-end-user-spending-to-reach-nearly-600-billion-in-2023, which is not incorporated by reference to this annual report) the expected increase is about 20.7%. The infrastructure cloud sector (IaaS) is expected to grow in 2022 by almost 30%.

Israeli market:

2021 was characterized by a significant shortage of technological human capital and related professions, resulting with fierce competition for every candidate and employee, and many difficulties in locating and recruiting suitable candidates and then in retaining quality professional personnel. Although in 2022 there was a significant slowdown in the high-tech sector in Israel and around the world, which was reflected, among other things, in reductions and layoffs of employees in the high-tech sector, a large part of those who were laid off managed to return to work in other companies, which still suffers from a shortage of technological manpower. We estimate that the trend of reducing manpower in some high-tech companies may make it easier on us to recruit and retain employees and moderate the compensation level.

The shortage and competition in technological manpower and related professions in Israel may also have opposite effects on our business. On the one hand, it is an inhibiting factor in the development of our business and our ability to satisfy the demand for our services in the technological fields (compensated to some extent by further increase in the demand for our non-IT services), it leads to salary increases for the company’s manpower (and consequently to the reduction of our profitability) and recruitment and retention costs. On the other hand, it increases the demand for our services - both for projects and for the services of our professional experts.

These days the Israeli government is promoting changes to its legal system. The proposed changes arouse controversy, and according to publications in the media and opinions of various experts, their effects, the controversy surrounding them and the conduct of the parties in connection with them may have a negative impact on Israel’s economy. Since a significant portion of our activity is in Israel, the negative impact of such changes on the Israeli economy, to the extent that it occurs, could have a negative effect on the company’s results. As of the date of this annual report, we are unable to assess the future effects of all of the aforementioned factors, to the extent that they occur, on the Israeli economy, on the IT industry in Israel in general, and on our activities.

Technology/Digital Insurance

There are various sales and marketing trends that influence Sapiens’ business.

Gartner, a leading global research and advisory company, has stated in its “2021 CIO Agenda: An Insurance Perspective” published on November 11, 2020 by Kimberly Harris-Ferrante, that while 2020 was tough for P&C and life insurance, the 2021 Gartner CIO Survey shows optimism for CX, investment in technologies and stronger approaches to digital insurance. Gartner recommends that CIOs should look beyond obvious pandemic impacts and adjust digital strategies for long-term impacts as the industry changes.

Other analyst reports, which were published before the global outbreak, highlighted potential growth opportunities and areas of focus for insurers.

Other Trends

As people accumulate more property and live longer, the insurance industry has become more competitive. The competition for the customers’ business requires insurers to improve customer experience, be faster to market with new products and offer innovative channels, such as social media and mobile. Innovative technology infrastructure is necessary to support these business initiatives.

In addition, insurers are faced with the increasing significance of regulatory changes to protect the policyholder in many markets, particularly large insurers that are considered important to the stability of the world economic system. Many insurers are integrating enterprise risk management as standard operating procedure, while spreading ownership of risk throughout the strategic decision-making process.

As customers become more sophisticated, the support of innovative products and distribution channels is mandatory. Insurers are identifying growth opportunities by attracting new customers and retaining current customers by seeking to reinvent the customer experience and provide quote and policy information to their customers upon request.

With today’s strong trend of shifting attention to the end-customer experience and activities, there is an increasing focus on digital operations to support the increasing usage of the Internet for sales, recommendations and general communication. This affects the carriers’ needs to innovate their product proposition through a flexible and modern solution. Another substantial trend is the increasing usage of data for decision-making, risk analysis, and customers’ evaluation and rating, which requires streamlined data flow and easy access to information from multiple sources.

Increased global competition, the need to improve distribution channels and provide an enhanced customer experience, and efforts to expand into new countries and markets, have required heavy investments from insurers, resulting in a trend towards consolidation. This has mainly included consolidation of applications, databases, development tools, hardware and data centers.

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

For additional trend information, please see the discussion in Item 4. “Information on the Company— Business Overview” and Item 5. “Operating and Financial Review and Prospects— Results of Operations.”

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

Other than our joint control of TSG, in which each of we and Israeli Aerospace Industries Ltd. hold 50% of its voting power, we currently have effective control under IFRS 10 of each of our other investees, Matrix, Sapiens, Magic Software, Zap Group, Michpal, Ofek Aerial Photography, Shamrad and InSync, despite our lacking absolute majority of voting power in Matrix, Magic Software and Sapiens. As a result of our effective control in these investees as of December 31, 2022 and in accordance with IFRS 10, we consolidated their financial results with ours throughout the period covered by the financial statements included in Item 18 of this annual report.

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

Non-controlling interests:

Non-controlling interests in subsidiaries, represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of Formula. Profit or loss and components of other comprehensive income are attributed Formula and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as a change in equity by adjusting the carrying amount of the non-controlling interests with a corresponding adjustment of the equity attributable to equity holders of Formula less / plus the consideration paid or received.

Functional currency, presentation currency and foreign currency:

The presentation currency of our consolidated financial statements is the U.S. dollar (the “dollar”), since we believe that financial statements in U.S. dollars provide more relevant information to our investors and users of the financial statements. The functional currency applied by Formula, on a stand-alone basis, until December 31, 2018, was the dollar. Following an examination and reevaluation of the primary economic environment in which Formula currently operates and expects to continue operating and taking into consideration the recent trends and its forward-looking business strategy, in accordance with the International Accounting Standard 21 (IAS 21), Formula concluded that our functional currency on a stand-alone basis commencing January 1, 2019 is the NIS. The functional currencies applied by our subsidiaries and associates are the currencies of the primary economic environment in which each one of them operates.

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

In determining the amount of revenue from contracts with customers, we evaluate whether we are the principal or the agent in the arrangement. We are considered as the principal when we control the promised goods or services before transferring them to the customer. In these circumstances, we recognize revenue for the gross amount of the consideration. When we are considered as the agent, we recognize revenue for the net amount of the consideration, after deducting the amount due to the principal.

i.	Sale of software licensing, maintenance services and post implementation consulting services

A software licensing transaction that does not require significant implementation services is considered a distinct performance obligation, as the customer can benefit from the software on its own or together with other readily available resources.

We recognize revenue from software licensing transactions at a point in time when we provide the customer a right to use our intellectual property as it exists at the point in time at which the license is granted to the customer. We recognize revenue from software licensing transactions over time when we provide the customer a right to access our intellectual property throughout the license term.

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

Revenue from fixed price contracts is recognized according to the completion rate method when all the following conditions are met: the revenue is known or can be estimated reliably, the collection of income is expected, the costs involved in performing the work are known or can be estimated, there is no material uncertainty about the our ability to complete the work, and the customer and the completion rate can be reliably estimated.

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

We determine the transaction price separately for each contract with a customer. When exercising this judgment, we evaluate the effect of each variable amount in the contract, taking into consideration discounts, penalties, variations, claims, and non-cash consideration. In determining the effect of the variable consideration, we normally use the “most likely amount” method described in the Standard. Pursuant to this method, the amount of the consideration is determined as the single most likely amount in the range of possible consideration amounts in the contract. According to the Standard, variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

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

An impairment loss in respect of capitalized costs of obtaining a contract is recognized in profit or loss when the carrying amount of the asset exceeds the remaining amount of consideration that we expect to receive for the goods or services to which the asset relates, less the costs that relate directly to providing those goods or services and that have not been recognized as expenses.

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

Service revenue includes contracts primarily for the provision of supplies and services other than design, development, customization, implementation, software maintenance and support and software updates associated with delivery of products or proprietary software. It may be a standalone service contract or a service performance obligation which is distinct from a contract or performance obligation for design, development, customization, support and upgrade or delivery of product. Our service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the performance obligations are satisfied. Our service contracts primarily include operation-type contracts, outsourcing, consulting, remote development services, digital advertising management, training and similar activities.

xi.	A significant benefit of financing

In certain contracts, we provide the customer with financing for a period exceeding one year. In such circumstances, we recognize revenue based on the amount that reflects the price that would have been paid by the customer in cash on the date of receipt of the goods or services, and the balance is recognized in finance income.

When long-term advances are received for services which we are to provide in the future, we accrue interest on the advances and recognizes finance expense over the expected period of the contract, provided that the contract contains a significant financing component. As the advances are recognized in revenue, we also recognize the accrued interest as part of revenue from services.

We have elected to apply the practical expedient allowed by IFRS 15 according to which we do not separate the financing component in transactions for which the period of financing is one year or less and recognize revenue in the amount of the consideration stated in the contract even if the customer pays for the goods or services before or subsequent to their receipt.

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

During the years ended December 31, 2020, 2021, and 2022, no such  unrecoverable amounts were identified.

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

Years
Customer relationship, backlog and distribution rights	3–15
Acquired technology	2–8
Patents	10
Brand names	5

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

After application of the equity method, we determine whether it is necessary to recognize any additional impairment loss with respect to the investment in associates or joint ventures. We determine at each reporting date whether there is objective evidence that the carrying amount of the investment in the associate or the joint venture is impaired. The test of impairment is carried out with reference to the entire investment, including the goodwill attributed to the associate or the joint venture.

iii.	Intangible assets with an indefinite useful life / capitalized development costs that have not yet been systematically amortized:

 The impairment test is performed annually, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

During the years ended December 31, 2020, 2021, and 2022, no impairment indicators were identified.

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

Investments in equity instruments do not meet the above criteria and accordingly are measured at fair value through profit or loss. Other financial assets held for trading such as derivatives, including embedded derivatives separated from the host contract, are measured at fair value through profit or loss unless they are designated as effective hedging instruments. In respect of certain equity instruments that are not held for trading, on the date of initial recognition, we made an irrevocable election to present subsequent changes in fair value in other comprehensive income which, changes would have otherwise been recorded in profit or loss. These changes will not be reclassified to profit or loss in the future, even when the investment is disposed of. Dividends from investments in equity instruments are recognized in profit or loss when the right to receive the dividends is established.

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

A financial liability is derecognized when it is extinguished, that is, when the obligation is discharged or cancelled or expires. A financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services or is legally released from the liability. When there is a modification to the terms of an existing financial liability, we evaluate whether the modification is substantial.

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

Debentures:

We account for outstanding principal amount of debentures as a long-term liability, in accordance with IFRS 9, with current maturities classified as a short-term liability. We identify and separate equity components contained in convertible debentures by first determining the liability component, in accordance with IAS 32, based on the fair value of an equivalent non-convertible liability. The conversion component valued is being determined to be the residual amount. Debt issuance costs are capitalized and reported as deferred financing costs, which are amortized over the life of the debentures using the effective interest rate method.

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

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly
Land and Buildings	2–23	3
Motor vehicles	2–3	3

We test for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

ii.	Variable lease payments that depend on an index:

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

Changes in accounting policies - initial adoption of new financial reporting and accounting standards

1.	Amendment to IAS 16, “Property, Plant and Equipment”:

In May 2020, the IASB issued an amendment to IAS 16, “Property, Plant and Equipment” (the “Amendment”). The Amendment prohibits a company from deducting from the cost of property, plant and equipment (“PP&E”) consideration received from the sales of items produced while the company is preparing the asset for its intended use. Instead, the company should recognize such consideration and related costs in profit or loss.

The Amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Amendment is applied retrospectively, but only to items of PP&E made available for use on or after the beginning of the earliest period presented in the financial statements in which the company first applies the Amendment.

The cumulative effect of initially applying the Amendment is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as applicable) at the beginning of the earliest period presented.

The application of the Amendment did not have a material impact on the Group’s financial statements.

2.	Amendment to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”:

In May 2020, the IASB issued an amendment to IAS 37, regarding which costs a company should include when assessing whether a contract is onerous (the “Amendment”).

According to the Amendment, costs of fulfilling a contract include both the incremental costs (for example, raw materials and direct labor) and an allocation of other costs that relate directly to fulfilling a contract (for example, depreciation of an item of property, plant and equipment used in fulfilling the contract).

The Amendment is effective for annual periods beginning on or after January 1, 2022 and applies to contracts for which all obligations in respect thereof have not yet been fulfilled as of January 1, 2022. The application of the Amendment does not require the restatement of comparative data for property, plant and equipment. Instead, the opening balance of retained earnings on the initial application date is adjusted for the cumulative effect of the Amendment.

The application of the Amendments did not have a material impact on the Group’s financial statements.

3.	Amendments to IFRS 3, “Business Combinations”:

 In May 2020, the IASB issued Amendments to IFRS 3, “Business Combinations – Reference to the Conceptual Framework”, which are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements with a reference to the Conceptual Framework for Financial Reporting, which was issued in March 2018, without significantly changing its requirements.

The IASB added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately.

The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine at the acquisition date whether as a result of a past event, a present obligation exists or whether the event that creates an obligation to pay the levy occurred by the acquisition date.

The Amendments also clarify that contingent assets do not qualify for recognition at the acquisition date.

The Amendments are applied prospectively for annual reporting periods beginning on or after January 1, 2022.

The application of the Amendments did not have a material impact on the Group’s financial statements.

4.	Annual improvements to IFRSs 2018-2020:

In May 2020, the IASB adopted certain amendments in the context of the Annual Improvements to IFRSs 2018-2020 Cycle. The main amendment is to IFRS 9, “Financial Instruments” (the “Amendment”). The Amendment clarifies which fees a company should include in the “10% test” described in paragraph B3.3.6 of IFRS 9 when assessing whether the terms of a debt instrument that has been modified or exchanged are substantially different from the terms of the original debt instrument.

According to the Amendment, fees paid net of any fees received that are included in the cash flows are only those fees paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

The Amendment is effective for annual periods beginning on or after January 1, 2022. The Amendment is applied to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the Amendment, that is from January 1, 2022.

Disclosure of new standards in the period prior to their adoption

1.	Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” regarding the criteria for determining the classification of liabilities as current or non-current (the “Original Amendment”). In October 2022, the IASB issued a subsequent amendment (the “Subsequent Amendment”).

According to the Subsequent Amendment:

●	Only covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current.

●	An entity should provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months from the reporting date. This disclosure is required to include information about the covenants and the related liabilities. The disclosures must include information about the nature of the future covenants and when compliance is applicable, as well as the carrying amount of the related liabilities. The purpose of this information is to allow users to understand the nature of the future covenants and to assess the risk that a liability classified as non-current could become repayable within twelve months. Furthermore, if facts and circumstances indicate that an entity may have difficulty in complying with such covenants, those facts and circumstances should be disclosed.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. Early application is permitted.

We estimate that the Amendments are not expected to have a material impact on the Group’s financial statements.

2.	Amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors”:

In February 2021, the IASB adopted an amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors” (the “Amendment”), which introduces a new definition of “accounting estimates”.

Accounting estimates are defined as “monetary amounts in financial statements that are subject to measurement uncertainty”. The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Early application is permitted.

3.	Amendment to IAS 12, “Income Taxes”:

In May 2021, the IASB issued an amendment to IAS 12, “Income Taxes” (“IAS 12”), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 (the “Amendment”).

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the “initial recognition exception”. The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

The Amendment applies for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. In relation to leases and decommissioning obligations, the Amendment is to be applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment should be recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

We estimate that the initial application of the Amendment is not expected to have a material impact on the Group’s financial statements.

4.	Amendment to IAS 1 - Disclosure of Accounting Policies:

In February 2021, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (the “Amendment”), which replaces the requirement to disclose ’significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. One of the main reasons for the Amendment is the absence of a definition of the term ’significant’ in IFRS whereas the term ‘material’ is defined in several standards and particularly in IAS 1.

The Amendment is applicable for annual periods beginning on or after January 1, 2023. Early application is permitted.

We estimate that the Amendment is not expected to have a material impact on the Group’s financial statements.

5.	Amendment to IFRS 16, “Leases”:

In September 2022, the IASB issued an amendment to IFRS 16, “Leases” (the “Amendment”), which provides guidance on how a seller-lessee should measure the lease liability arising in a sale and leaseback transaction with variable lease payments that do not depend on an index or rate. The seller-lessee has to choose between two accounting policies for measuring the lease liability on the inception date of the lease. The accounting policy chosen must be applied consistently.

The Amendment is applicable for annual periods beginning on or after January 1, 2024. Early application is permitted. The Amendment is to be applied retrospectively.

We estimate that the Amendment is not expected to have a material impact on the Group’s financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information about our directors and senior management as of April 30, 2023.

Name	Age	Position	Expiration of Current Term of Directorship/Office
Guy Bernstein	55	Chief Executive Officer	No formal arrangement regarding expiration of term of office
Asaf Berenstein	45	Chief Financial Officer	No formal arrangement regarding expiration of term of office
Maya Solomon-Ella	45	Chief Operational Officer	No formal arrangement regarding expiration of term of office
Marek Panek	53	Chairman of the Board of Directors	2023 annual shareholders meeting
Rafal Kozlowski	49	Director	2023 annual shareholders meeting
Ohad Melnik(1) (3)	52	Director	2023 annual shareholders meeting
Tomer Jacob(1) (2) (3)	51	External director	May 2025
Relly Danon(1) (2) (3)	52	External director	May 2025
Karolina Rzonca-Bajorek	37	Director	2023 annual shareholders meeting
Gabriela Żukowicz	48	Director	2023 annual shareholders meeting

(1)	Serves on the audit committee of our board of directors.

(2)	Serves as an external director under the Companies Law. See “Item 6. Directors, Senior Management and Employees—Board Practices—External Directors under the Companies Law; Audit Committee; Internal Auditor; Approval of Certain Transactions under the Companies Law,” below.

(3)	Serves on the compensation committee of our board of directors.

Guy Bernstein has served as our Chief Executive Officer since January 2008. Mr. Bernstein served as a member of our board of directors from November 2006 to December 2008. Mr. Bernstein served as a director of Emblaze Ltd., or Emblaze, our former controlling shareholder and a publicly traded company listed on the London Stock Exchange, from April 2004 until February 2011. From December 2006 to November 2010, Mr. Bernstein also served as chief executive officer of Emblaze, and, prior thereto, from April 2004 to December 2006, as the chief financial officer of Emblaze. Mr. Bernstein serves as the chairman of the board of directors of each of Matrix and Sapiens and as chief executive officer and director of Magic Software, where he served as the chief financial and operations officer from 1999 until 2004, when he joined Emblaze. He joined Magic Software from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he served as senior manager from 1994 to 1997. Mr. Bernstein also serves as a director of Michpal Micro Computers (1983) Ltd., a director at TSG IT Advanced Systems Ltd., and is a director at InSync staffing, all of them are subsidiaries of Formula Systems Mr. Bernstein holds a B.A. degree in accounting and economics from the College of Management Academic Studies and is a certified public accountant in Israel.

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

Karolina Rzonca-Bajorek was elected to our board of directors in August 2022. Ms. Rzonca-Bajorek has served in various financial managerial capacities within the Asseco Group since 2015, and during the period from 2012 to 2014. Since April 2021, Ms. Rzonca-Bajorek has served as Vice President of Finance, and a member of the Management Board, of Asseco. Prior to that period, from 2019 through March 2021, Ms. Rzonca-Bajorek served as the Director of the Finance Division of the Asseco Group. Before that, from 2015 until 2019, Ms. Rzonca-Bajorek served as the Director of the Reporting Department of the Asseco Group. From 2014 to 2015, Ms. Rzonca-Bajorek was the Stock Exchange Reporting Expert at PHZ Baltona S.A. From 2012 to 2014 Ms. Rzonca-Bajorek worked at Asseco Poland S.A. as the Finance Specialist in the Reporting Department of the Asseco Group. She started her professional career in 2009 at Ernst & Young Audit Sp. z o.o. in the audit department, where she participated in audits of large corporate clients. Ms. Rzonca-Bajorek is a graduate of the Warsaw School of Economics, the faculty of finance and accounting (specialization: corporate finance and accounting). Ms. Rzonca-Bajorek holds the FCCA title and a Certificate of the Minister of Finance of Poland authorizing her to provide accounting services, and is in the process of becoming a certified auditor.

Gabriela Żukowicz was elected to our board of directors in August 2022. Ms. Żukowicz has served since October 1, 2017 as Vice President of the Management Board of Asseco Poland S.A. responsible for the Legal Office and the Management Office, as well as the Human Resources Division, the Personnel Administration Division, the Compliance Division, the Maintenance and Development of Internal Systems Division, the Administration Division and the Purchasing Division of Asseco. Ms. Żukowicz has been working at Asseco Poland since 1998. Ms. Żukowicz served as the Director of the Management Board Office (October 2004 - December 2009) and since January 2010 as the Director of the Legal and Organizational Department. In addition, from August 2012 to September 2017, Ms. Żukowicz held the position of Asseco’s Proxy. She is the Chairman of the Supervisory Board of Park Wodny Sopot, the Vice Chairman of the Supervisory Board in Asseco Services and Asseco Innovation Fund, and the Member of the Supervisory Boards in the companies Asseco Western Europe, Sintagma and Asseco Lietuva. In 1998, Ms. Żukowicz graduated from the Faculty of Law of the Jagiellonian University in Kraków and completed her legal adviser’s training in 2002.

Arrangements for the Election of Directors; Family Relationships

The previously disclosed October 2017 shareholders agreement between Asseco, our largest shareholder, and our chief executive officer, Mr. Guy Bernstein, under which Mr. Bernstein granted an irrecoverable proxy to vote an additional 1,797,973 of our ordinary shares to Asseco, was terminated on December 5, 2022. Asseco has significant influence over the election of the members of our board of directors (other than our external directors). Other than as described immediately above, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such.

Mr. Guy Bernstein and Mr. Asaf Berenstin are first cousins. Other than such relationship, there are no family relationships among our executive officers and directors.

Board Diversity Matrix

Board Diversity Matrix (as of March 15, 2023)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

Aggregate Compensation Paid to Directors and Executive Officers

Formula paid to its directors and executive officers, consisting of the individuals listed above in the table under “—Directors and Senior Management”, direct remuneration and provided related benefits of approximately $12,726 million, in the aggregate, with respect to 2022. This aggregate compensation amount includes amounts set aside or accrued to provide pension, retirement or similar post-employment benefits, which themselves totaled $0.1 million in 2022. This aggregate compensation amount furthermore includes expenses recorded with respect to equity-based compensation in a total amount of $8,104 million for 2022.

The above aggregate compensation amount does not, however, include the following:

●	expenses, including business travel, professional and business association dues and expenses, for which Formula reimburses its officers; and

●	other fringe benefits that companies in Israel commonly reimburse or pay to their officers,

as amounts incurred for such expenses and benefits in 2022 were paid in reimbursement of activities carried out by our directors and executive officers for strict business purposes in carrying out their duties on behalf of Formula and were therefore not compensatory in nature.

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

The table below reflects the compensation paid to our five most highly compensated office holders (each of whom is a member of our management) during or with respect to the year ended December 31, 2022. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2022.

Compensation of Management(1)

Name and Position(1) (2)	Salary ($, in thousands)	Benefits And Perquisites ($, in thousands)(4)	Variable Compensation ($, in thousands)	Equity Based Compensation ($, in thousands) (5)
Guy Bernstein – CEO (6)	578	-	3,491	7,106
Asaf Berenstin – CFO (3)	-	-	50	975
Maya Solomon-Ella – COO	173	39	71	23

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements. We have three office holders who are members of management who are compensated by Formula (CEO, CFO and COO). For disclosure concerning compensation paid by us to our remaining four most highly compensated office holders (all of whom are directors), please see the table under “Compensation of Directors” below.

(2)	The executive officers listed in the table serve as employees or consultants of Formula. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2022.

(3)	Our Chief Financial Officer, Asaf Berenstin, also serves as the chief financial officer of our subsidiary Magic Software. Pursuant to an agreement between Magic Software and Formula, Mr. Berenstin allocates 40%-50% of his time to Formula. Because he is not regularly compensated by Formula, except for variable compensation and equity-based compensation, Mr. Berenstin salary is not listed in this table. As of January 1, 2021, for his role as our Chief Financial Officer and Magic Software chief financial officer Mr. Berenstin, is entitled to an annual bonus in an amount equal to 0.3% of our net profit (including capital gains).

(4)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive officer, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2022 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in Note 17(b) to our consolidated financial statements, contained elsewhere in this annual report.

(6)	Under his service agreement with us, our Chief Executive Officer, is entitled to an annual bonus in an amount equal to 3.3% of our net profit (including capital gains) after tax. Additionally, Mr. Bernstein’s variable compensation includes payments due with respect to 611,771 RSUs granted to him by Formula in consideration of dividends that Formula distributes to its shareholders in an amount equal to the pro-rata portion of the overall dividend amount that the RSUs constitute out of the issued and outstanding share capital of the Company as of the date of the distribution. For the purpose of payment of the dividend amounts, the portion of the dividend amount to be released to Mr Bernstein, will in each case be based on the proportion of the number of fiscal quarters that have lapsed at the time of distribution of the dividend from January 1, 2020 until December 31, 2027. An advance of 70% of the estimated annual bonus with respect to each year is paid over the course of the year, divided into quarterly installments, which is estimated based on our quarterly financial statements and is subject to final adjustment at the end of the year.

Compensation of Directors

The following table sets forth information with respect to compensation of our directors (none of whom served as an employee of our company) during fiscal year 2022. The fees to the directors were paid by Formula.

Name and Principal Position	Total Fees Earned or Paid in Cash ($)(1)
Marek Panek – Chairman	41,400
Rafal Kozlowski – Director	41,400
Ohad Melnick – Director	51,800
Karolina Rzonca-Bajorek	9,950
Gabriela &Zdot;ukowicz	9,950
Tomer Jacob - External Director	58,450
Relly Danon - External Director	39,650
Eli Zamir – Former External Director	12,300
Iris Yahal- Former External Director	18,400

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements.

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

The re-approved grant modified the composition of the RSUs being granted to our chief executive officer from what was proposed in Proposal 5 at the Annual Meeting, adjusting the ratio between time-based-vesting and performance-based-vesting RSUs from 80%-20% to 66.67%-33.33%.

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

In December 2020, a motion to certify a derivative suit, referred to as the Motion, was filed against our Company by a shareholder, who is also referred to as the Plaintiff, in the district court (economic division) of Tel Aviv-Jaffa, Israel, naming each of our then acting five directors, as well as our chief executive officer and chief financial officer as defendants.

The suit challenged the legality, under the Companies Law, of, among other things, compensation approved for the chief executive officer, including the re-approval by our compensation committee and board of the subject eight-year RSU award to our chief executive officer.

On January 12, 2023, we held a special general meeting of shareholders for our shareholders to re-approve the subject grant of RSUs (reflecting the adjusted 66.67%-33.33% ratio of time-based-vesting to performance-based-vesting RSUs) to our chief executive officer. Although we believe that the legal challenge to the original re-approval, in November 2020, by the compensation committee and the board of directors of this RSU grant were without merit, we nevertheless brought the re-approval to our shareholders for the following primary reasons:

●	Changed circumstances. The voting agreement between Asseco and our chief executive officer, which covered 1,797,973 of our ordinary shares owned by the chief executive officer, and by virtue of which Asseco formerly possessed the right to vote those shares– which stood at the heart of plaintiff’s allegation in the motion– was cancelled on December 5, 2022; and

●	Certainty. We believed that it was in the best interest of the Company and its shareholders to provide clarity and certainty regarding the CEO’s compensation and position in the Company by having his equity-based grant re-approved by the shareholders.

The January 12, 2023 special general shareholders meeting did not re-approve the RSU grant. On January 15, and 16, 2023, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, re-approved the RSUs grant once again.

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

Total fair value of the grant was calculated based on Formula Systems share price on the grant date and equaled to NIS 170.7 million (NIS 279 per share). The total compensation expense we recorded in our statement of profit or loss, in accordance with accounting principles, for the year ended December 31, 2022, was NIS 23.8 million (approximately $7.1 million).

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

For the purpose of payment of the Dividend Amounts to our chief executive officer, the Vesting Period shall be regarded as if it has commenced on January 1, 2021 (other than with respect to distributions and any related dividend amount which were made prior to the grant of the RSUs and which are explicitly excluded) and will be divided into 32 fiscal quarters (each, referred to as a Fiscal Quarter). The dividend amount within each dividend distributed to our shareholders will be released to, or set aside for, our chief executive officer together with the distribution of the dividend. The portion of the Dividend Amount to be released to our chief executive officer will in each case be based on the number of Fiscal Quarters that have lapsed at the time of distribution of the dividend. The remainder of the Dividend Amount will be set aside and paid to our chief executive officer on a pro-rata basis upon the expiration of each Fiscal Quarter until the Dividend Amount is released in full at the end of the Vesting Period for the RSUs. The total expense we recorded in our statement of profit or loss, in accordance with accounting principles, with respect to such dividend amounts for the year ended December 31, 2022 amounted to $0.5 million.

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

Restricted Share Grants to Chief Operational Officer

On November 11 and 13, 2014, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, awarded our Chief Operational Officer, Maya Solomon, 10,000 restricted shares under the 2011 Plan. These restricted shares vested on an annual basis over a four-year period, which commenced on November 19, 2018 and concluded on November 18, 2022, provided that during such time the Chief Operational Officer continued to serve as (i) an officer of the Company and/or (ii) an officer in one of our directly held affiliates (we refer to this as the Service Condition). The total fair value of the grant was calculated based on the Formula share price on the grant date and amounted to $382,150 ($38.21 per share). As of April 30, 2023, all 10,000 restricted shares had vested and remained depositedwith the trustee.

On January 15 and 16, 2023, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, awarded our Chief Operational Officer, Maya Solomon, 15,000 restricted shares under the 2021 Plan. These restricted shares vest at certain points in time over a seven-year period, which commenced on January 16, 2023 and concluding on December 31, 2029, provided that during such time the Chief Operational Officer continued to serve as (i) an officer of the Company and/or (ii) an officer in one of our directly held affiliates (we refer to this as the Service Condition). The total fair value of the grant was calculated based on the Formula share price on the grant date and amounted to $1.2 million ($81.65 per share). As of April 30, 2023, none of the 15,000 restricted shares had vested.

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

On July 19, 2022, our Board received a request in writing from Asseco Poland S.A., or Asseco, the Company’s largest shareholder, requesting the appointment of two nominees as directors, Ms. Karolina Rzonca-Bajorek, and Ms. Gabriela Żukowicz. The Board held a meeting on July 20, 2022 to discuss the request and concluded, due to the considerations described below, that the fulfillment of the request would serve the best interest of the Company and its shareholders, and therefore resolved to bring the election of those nominees as additional directors (including the accompanying increase in the authorized size of our Board), to our shareholders for approval at a special general meeting of shareholders. The election of the nominees proposed by Asseco (and the accompanying increase in the authorized size of the Board), were presented to our shareholders for approval at our August 25, 2022 special general meeting, and approved thereat.

As a result, our board is currently comprised of seven persons, of which each of Ohad Melnik, Tomer Jacob and Relly Danon has been determined by the board to be independent within the meaning of the Listing Rules of the Nasdaq Stock Market (or the Nasdaq listing rules), on which our ADSs are listed for trading. Concurrently with the election of Ms. Karolina Rzonca-Bajorek and Ms. Gabriela Żukowicz to the board, we opted, as a foreign private issuer under SEC rules, to follow Israeli law practice in lieu of the Nasdaq majority board independence requirement. Please see Item 16G below. Mr. Jacob and Ms. Danon serve as our external directors (succeeding Ms. Iris Yahal and Mr. Eli Zamir, as of May 2022, whose third three year term as external directors ended in April 2022) as mandated under Israeli law, and are therefore subject to additional criteria to help ensure their independence. See “External Directors Under the Companies Law” below. Each of our directors, except for the external directors, holds office until the next annual general meeting of shareholders and may then be re-elected. Our officers are appointed by our board of directors.

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

Under regulations promulgated under the Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the Nasdaq Global Select Market, and that lack a controlling shareholder (as defined below) are exempt from the requirement to appoint external directors. Any such company is also exempt from the Companies Law requirements related to the composition of the audit and compensation committees of the board. Eligibility for these exemptions is conditioned on compliance with U.S. stock exchange listing rules related to majority board independence and the composition of the audit and compensation committees of the board, as applicable to all listed domestic U.S. companies. Because we have a controlling shareholder as determined under the Companies Law (Asseco), we are not eligible for these exemptions under the subject regulations.

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

We initially adopted a compensation policy during 2013. Our compensation policy was not re-approved at our Annual General Meeting of Shareholders that was held on December 21, 2016. In April 2018, in accordance with Section 276A(c) of the Companies Law, our compensation committee and the board determined that the approval of the compensation policy is in the best interest of the company and exercised their right to adopt the compensation policy notwithstanding it not having been approved by the shareholders at the Annual Meeting. In December 2022, our compensation committee and board of directors re-approved our compensation policy and submitted it to our shareholders for approval at our January 12, 2023 special general shareholders meeting. Our shareholders did not approve the compensation policy at that meeting. On January 15, and 16, 2023, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, re-approved the compensation policy notwithstanding that our shareholders had not approved it.

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

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Certain of our subsidiaries (Magic Software and its subsidiaries, Sapiens and its subsidiaries, Insync, Zap Group and its subsidiaries, Shamrad and Michpal and its subsidiaries) participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2022 was approximately $2,300,000 for the entire Group. On a stand-alone basis, the portion allocated to Formula and its privately-held subsidiaries amounted in 2022 to $279,000. For 2023, the total premium we paid as a Group amounted to $1,600,000. On a stand-alone basis, the portion allocated to Formula and its privately-held subsidiaries with respect to 2023 amounted to $235,060.

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

The table below sets forth the average number of employees employed by us, as allocated among our eight subsidiaries in which we have effective control through December 31, 2022, during each of the last three fiscal years:

	Year ended December 31,
	2020	2021	2022
Matrix	10,658	10,820	11,200
Magic Software	3,039	3,677	4,161
Sapiens	3,438	4,044	4,754
TSG	468	419	442
Michpal	190	216	273
Ofek	92	94	90
Insync	572	762	788
Zap Group	-	301	311
Shamrad	-	-	40
Total	18,457	20,333	22,059

The table below sets forth the average number of employees employed by us, as allocated by geographical area of employment, during each of the last three fiscal years:

	Year ended December 31,
	2020	2021	2022
Israel	12,473	13,074	13,629
United States and Canada	3,006	3,569	3,198
Europe	1,405	1,756	2,771
Asia (mainly India)	1,561	1.922	2,453
South Africa	12	12	8
Total	18,457	20,333	22,059

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

As of April 30, 2023, none of our directors or officers owned any shares of our company (whether actual ordinary shares or shares issuable upon exercise of options), except for Mr. Guy Bernstein, our Chief Executive Officer, Mr. Asaf Berenstin, our Chief Financial Officer and Ms. Maya Solomon, our Chief Operational Manager, as described under “Item 6. Directors, Senior Management & Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” and “Item 6. Directors, Senior Management & Employees— Restricted Share Grants to Chief Financial Officer” above. None of the ordinary shares beneficially owned by Messrs. Bernstein and Berenstin or Ms. Solomon has voting rights different from those possessed by other holders of Formula’s ordinary shares.

At the current time, based on information that he has provided to us, Mr. Guy Bernstein beneficially owns 1,797,973 of Formula’s ordinary shares, in the aggregate. Please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below for more information.

At the current time, based on information that he has provided to us, Mr. Asaf Berenstin owns 31,833 of Formula’s ordinary shares, consisting of 10,000 restricted shares, 833 restricted shares and 21,000 restricted shares which were granted to him on November 13, 2014, August 17, 2017 and March 14, 2022, respectively (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Restricted Share Grants to Chief Financial Officer” and in Note 18(b) to our consolidated financial statements contained elsewhere in this annual report). As of April 30, 2023, 17,583 restricted shares were fully vested, with the remaining 14,250 restricted shares to be vested over 19 equal quarterly periods, which commenced on April 1, 2023 and will conclude on December 31, 2027. All restricted shares, whether vested or not, are held in the trust.

At the current time, based on information that she has provided to us, Ms. Maya Solomon owns 25,000 of Formula’s ordinary shares, consisting of 10,000 restricted shares and 15,000 restricted shares which were granted to her on November 19, 2018 and on January 16, 2023, respectively (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Restricted Share Grants to Chief Operational Officer” and in Note 18(b) to our consolidated financial statements contained elsewhere in this annual report). Of those shares, as of April 30, 2023, 10,000 restricted shares were fully vested, with the remaining 15,000 restricted shares to be vested at certain points in time over a seven-year period, which commenced on January 16, 2023 and concluding on December 31, 2029. All restricted shares, whether vested or not, are held in the trust.

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

Formula’s 2021 Share Incentive Plan

In August 2021, our board of directors adopted Formula’s 2021 Share Incentive Plan, which we refer to as the 2021 Plan. Pursuant to the 2021 Plan, we may grant from time to time to our and our subsidiaries’ employees, office holders (which are not Formula’s controlling shareholders) and consultants’ options to purchase, share based awards or restricted shares with respect to, up to an aggregate of 350,000 ordinary shares of Formula (including 48,378 Ordinary shares that were reserved for issuance under the 2011 Plan and not subject to outstanding grants and transferred to the 2021 Plan). The 2021 Plan is administered by our board of directors. The 2021 Plan provides that options, restricted shares, or other stock-based awards may be granted, from time to time, to such grantees to be determined by our board of directors, at such exercise prices and with such vesting or other terms as shall be determined by the board at its sole and absolute discretion.

Of the options available for grant under the 2021 Plan, we approved the grant, in March 2022, of 21,000 restricted shares to our Chief Financial Officer and an aggregate of 2,400 restricted shares to employees of the Company and the grant in January 2023, of 15,000 restricted shares to our Chief Operaion Officer. Please see “Item 6. Directors, Senior Management and Employees— B. Compensation” for a description of those grants.

Equity Incentive Plans of Our Subsidiaries

Our subsidiaries generally have equity incentive plans pursuant to which qualified directors, employees and consultants may be granted options or other share-based awards consisting of securities of the subsidiaries.

F.  Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of Formula’s ordinary shares (including shares represented by ADSs) as of April 30, 2023 by each person known to us to be the beneficial owner of 5% or more of Formula’s ordinary shares, and by our directors and executive officers as a group, based on information provided to us by our shareholders or disclosed in public filings with the SEC. None of the holders of the ordinary shares listed in the below table has voting rights different from other holders of Formula’s ordinary shares. Except where indicated otherwise, we believe, based on information furnished by these owners, that each of the beneficial owners of Formula’s ordinary shares listed below has sole investment and voting power with respect to such shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A.(3)	3,958,154	25.8%
Guy Bernstein(4)	1,797,973	11.7%
Harel Insurance Investments & Financial Services Ltd. (5)	1,300,305	8.5%
Menora Mivtachim Holdings Ltd.(6)	1,104,524	7.2%
Meitav Dash Investments Ltd. (7)	1,168,940	7.6%
The Phoenix Holdings Ltd.(8)	909,582	5.9%
Yelin Lapidot Holdings Management Ltd. (9)	858,747	5.6%
All directors and executive officers as a group (8 persons)(10)	1,825,556	11.9%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares underlying options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the ownership percentage of the person holding such options but are not deemed outstanding for computing the ownership percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 15,332,667 ordinary shares (including shares represented by ADSs, and shares subject to restrictions and repurchase by us) issued and outstanding as of April 30, 2023.

(3)	Based on Amendment No. 5 to Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on December 7, 2022 and written notification received from Asseco on March 31, 2023. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Based on Amendment No. 4 to Schedule 13D filed by Mr. Bernstein with the SEC on December 7, 2022. Consists of (a) (i) 1,362,822 ordinary shares held in trust for Mr. Bernstein, and (b) an additional 435,151 ordinary shares held by Mr. Bernstein. Asseco no longer possesses any voting rights to any such shares held by Mr. Bernstein due to the recent termination of the voting agreement that had been in effect between Asseco and Mr. Bernstein.

(5)

Based on Amendment No. 5 to Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on January 17, 2023. Harel Insurance is a publicly held Israeli company. Out of the 1,300,305 ordinary shares beneficially owned by Harel Insurance as of December 31, 2022: (i) 1,159,013 are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions; and (ii) 141,292 ordinary shares are beneficially held for Harel Insurance’s own account.

(6)	Based on written notification received from Menora Mivtachim Holdings Ltd., or Menora Holdings, on April 3, 2023. As of March 31, 2023, the subject ordinary shares are beneficially owned by Menora Holdings or by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings. Out of the 1,104,524 ordinary shares beneficially owned by Menora Holdings as of March 31, 2023: (i) 1,079,528 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Menora Holdings, each of which subsidiaries operates under independent management and makes independent voting and investment decisions and (ii) 24,996 ordinary shares are beneficially held for Menora Holdings’ own account.

(7)	Based on Amendment No. 7 to Schedule 13G/A filed by Meitav Dash Investments Ltd., or Meitav Dash, with the SEC on January 11, 2023. The ordinary shares held by Meitav Dash as of December 31, 2021, are beneficially owned by various direct or indirect, majority or wholly-owned, subsidiaries of Meitav Dash. The Meitav Dash subsidiaries operate under independent management and make independent investment decisions and have no voting power in the securities held in their clients’ accounts. The subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the subsidiaries operates under independent management and makes its own independent voting and investment decisions. Out of the 1,168,940 ordinary shares beneficially owned by Meitav Dash: (i) 812,717 are held by Meitav Dash Provident Funds and Pension Ltd. (ii) 149,636 ordinary shares are beneficially held for Meitav Dash Portfolio Management Ltd.; and (iii) 206,587 ordinary shares are beneficially held for Meitav Tachlit Mutual Funds Ltd.

(8)	Based on Amendment No. 3 to Schedule 13G filed by The Phoenix Holdings Ltd., or Phoenix Holdings, on February 14, 2023. The ordinary shares held by Phoenix Holdings are beneficially owned by various direct or indirect, majority or wholly-owned, subsidiaries of Phoenix Holdings, or the Phoenix Subsidiaries. The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. As of December 31, 2022, the subject ordinary shares were held as follows: (i) Excellence trust funds: 299,063; The Phoenix Nostro accounts: 6; The Phoenix Pension and Provident Funds: 207; partnership for Israeli shares: 603,688; and partnership for investing in shares indexes: 6,618. (All ownership rights in these partnerships belong to companies that are part of the Phoenix Group. The percentage ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement.)

(9)	Based on Amendment No. 4 to Schedule 13G filed by Yelin Lapidot on February 9, 2023. Out of the 858,747 ordinary shares beneficially owned by Yelin Lapidot as of December 31, 2022: (i) 472,439 are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident; and (ii) 386,308are beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin Lapidot. Each of Messrs. Dov Yelin and Yair Lapidot owns 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and is responsible for the day-to-day management of Yelin Lapidot Holdings. The ordinary shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds managed by Yelin Provident and Yelin Mutual, respectively. Each of Yelin Lapidot, Yelin Provident, Yelin Mutual and Messrs. Yelin and Lapidot disclaims beneficial ownership of the subject ordinary shares.

(10)	Includes the shares beneficially owned by Guy Bernstein described in note (4) above, as well as 17,583 vested restricted shares granted to Asaf Berenstin, the Company’s Chief Financial Officer, on each of November 13, 2014, on August 17, 2017 and on March 14, 2022, under the Company’s 2011 and 2021 Employee and Officer Share Incentive Plans. Besides Mr. Bernstein, Mr. Berenstin, and Ms. Maya Solomon-Ella, the Company’s Chief Operations Officer (who was granted 10,000 restricted shares in November 2018, all of which are vested), none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options).

Recent Significant Changes in Holdings of Major Shareholders

On March 22, 2020, Asseco acquired an additional 37,755 of our ordinary shares, representing 0.25% of our outstanding share capital as of March 31, 2020, in the open market.

On June 11, 2020, Mr. Guy Bernstein sold 154,000 of our ordinary shares, representing 1% of our outstanding share capital, to an Israeli financial institution, in privately negotiated sale transaction. The selling price in that transaction was NIS 260.00 per share.

On November 29, 2021, Mr. Guy Bernstein sold 20,000 of our ordinary shares, representing 0.13% of our outstanding share capital, in the open market. The sales price in that transaction was NIS 368.56 per share.

On December 5, 2022, Asseco and Mr. Guy Bernstein terminated a voting agreement that had been in effect between them and which had granted Asseco certain voting rights with respect to the 1,797,973 ordinary shares owned by Mr. Bernstein. That termination reduced Asseco’s beneficial ownership of our ordinary shares from 37.3% to 25.6%.

On March 30, 2023, Asseco acquired an additional 42,553 of our ordinary shares, representing 0.28% of our outstanding share capital as of March 31, 2023, in the open market.

As of April 30, 2023, we had two shareholders of record, one of which was a United States record holder. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders (including shares represented by ADSs) are recorded in the name of our Israeli share registrar, Israel Discount Bank Limited’s registrar company. All of our ordinary shares (including shares represented by ADSs) have equal voting rights. However, under applicable Israeli law, the shares that we have repurchased and currently hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

As of April 30, 2023, 127,670 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York Mellon, representing approximately 1% of our outstanding ordinary shares. As of that date, there were approximately 15 registered holders of our ADSs, of whom approximately 13 record holders were United States residents. Such number of record holders is not representative of the actual number of beneficial holders of our ADSs in the United States.

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

Office Holders’ Insurance

We have obtained an insurance policy covering the Formula Group’s D&O liability. Our subsidiaries participate in the premium payments of the insurance policy, on a proportional basis. The current coverage of that policy is up to a maximum of $40.0 million both per incident and in the aggregate, plus $10.0 million of Side A DIC coverage, for a total annual premium of $2,300,000 for the period starting on February 14, 2022 and ending on February 13, 2023. On February 14, 2023, we have renewed our insurance policy covering the Formula Group’s D&O liability for another year for a total annual premium of $1,679,000 million to be allocated between our subsidiaries excluding Matrix.

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

In December 2020, a motion to certify a derivative suit, referred to as the Motion, was filed against our Company by a shareholder, who is also referred to as the Plaintiff, in the district court (economic division) of Tel Aviv-Jaffa, Israel, naming each of our then acting five directors, as well as our chief executive officer and chief financial officer as defendants.

The suit challenged the legality, under the Companies Law, of, among other things, compensation approved for the chief executive officer, including the re-approval by our compensation committee and board of the subject eight-year RSU award to our chief executive officer.

On January 12, 2023, we held a special general meeting of shareholders for our shareholders to re-approve the subject grant of RSUs (reflecting the adjusted 66.67%-33.33% ratio of time-based-vesting to performance-based-vesting RSUs) to our chief executive officer. Although we believe that the legal challenge to the original re-approval, in November 2020, by the compensation committee and the board of directors of this RSU grant were without merit, we nevertheless brought the re-approval to our shareholders for the following primary reasons:

●	Changed circumstances. The voting agreement between Asseco and our chief executive officer, which covered 1,797,973 of our ordinary shares owned by the chief executive officer, and by virtue of which Asseco formerly possessed the right to vote those shares– which stood at the heart of plaintiff’s allegation in the motion– was cancelled on December 5, 2022; and

●	Certainty. We believed that it was in the best interest of the Company and its shareholders to provide clarity and certainty regarding the CEO’s compensation and position in the Company by having his equity-based grant re-approved by the shareholders.

The January 12, 2023 special general shareholders meeting did not re-approve the RSU grant. On January 15, and 16, 2023, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, re-approved the RSUs grant once again.

Please see Item 8.A, “Legal Proceedings” below for a description of the legal proceedings that have been brought in respect of the CEO’s RSU grant.

Services Obtained from Asseco

During 2022, Asseco provided back-office services, professional services and fixed assets to Sapiens’ wholly-owned subsidiary, Sapiens Poland, in an amount totaling approximately $0.2 million.

Services Provided to Asseco

During 2022, Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in a total amount of approximately $2.9 million. For historical reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis (with no margin to Asseco).

Fees Paid for Board Services in Affiliates

Sapiens paid us approximately $28,593 U.S. dollar in respect of their share of the director’s fees of Guy Bernstein, their Chairman, for the year ended December 31, 2022.

Matrix paid us approximately $33,195 in respect of their share of the director’s fees of Guy Bernstein, their Chairman, for the year ended December 31, 2022.

Mr. Bernstein serves as the Chief Executive Officer of Formula.

Other Transactions

As of December 31, 2022, we had trade payables balances due to, and trade receivables balances due from, our related parties in amounts of approximately $2.9 million and $1.1 million, respectively.

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

Export Sales

In 2022, 39% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see “Item 4.—Information on the Company— Business Overview— Geographical Distribution of Revenues.”

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

On May 19, 2021, we filed a motion asking the court to order Olir to deposit a guarantee for our costs in the proceedings. On June 23, 2021, Olir filed its response to the motion. The parties held mediation meetings. The mediation meetings took place on February 16, 2022, May 17, 2022 and May 24, 2022. The mediation ended without the parties reaching an agreement. On June 16, 2022, following the oral argument at the pre-trial hearing, the district court accepted our request and ordered Olir to deposit a guarantee for the Formula’s costs. Olir deposited the guarantee and paid Formula the costs as ordered. in the proceedings in the amount of NIS 0.2 million. On January 24, 2023, we submitted a request for dismissal in limine of the motion to certify due to a change in the factual grounds of the motion including, among other things, the reapproval of the compensation given to our chief executive officer by a new and independent board of directors made on January 15, 2023. The court asked the other parties to respond to the request for dismissal by March 1,2023. A cross examinations hearing was held on January 31, 2023. On March 1, 2023, the other respondents to the motion to certify submitted their responses to the request for dismissal in which they supported the request. On March 8, 2023, Olir filed its objection to the dismissal in limine. On April 13, we submitted our response to Olir’s response. Olir should file its briefs by the beginning of July 2023. The respondents should file their briefs 60 days thereafter and Olir has a right to respond 30 days thereafter. At this stage of the proceedings, we believe that the chances for the approval of the motion to certify are low.

Legal Proceedings related to Zap Group:

On December 24, 2019, a motion for the approval of a class action (#60508-02-20), in an amount of NIS 793.8 million (approximately $225.6 million), was filed against Zap Group with the Israeli district court (central district), claiming that Zap Group had allegedly generated income illegally from paying customers through the ‘ZAP’s price comparison’ website. At the pre-trial hearing, it was decided that the plaintiffs would file an explanation to the court as to why they believed they were fit to serve as class action plaintiffs and why they had performed prohibited clicks on their competitor’s websites through Zap Group’s website. In addition, the plaintiffs were requested to update whether they were willing to reduce the amount of the claim. On July 15, 2021, the plaintiffs filed a motion to reduce the amount of the claim to NIS 63 million (approximately $17.9 million). On December 15, 2021, a pre-trial hearing took place, in which the court clarified that it does not intend to interfere with Zap Group’s business considerations regarding the click filtering mechanisms that it operates. The court recommended that the plaintiffs reach an agreed solution with Zap Group on the issue of the necessary disclosure that Zap Group should include in its contracts with customers (as available on its website). The parties were requested to file a joint notice in accordance with the court’s recommendation by January 15, 2022. The plaintiffs submitted a request for an extension to file the notice. On April 5, 2022, the plaintiffs filed a notice with the court stating that they had not reached agreements with Zap Group and therefore seek to set the case for evidentiary hearing. On December 12, 2022 the parties filed a joint notice with the court stating their agreement to initiate a mediation process. A mediation meeting took place on February 6, 2023. The mediation ended without the parties reaching an agreement. A date for a hearing has not yet been set. As this claim was filed against Zap Group prior to its acquisition by Formula, any potential liability of Zap Group resulting from the proceedings is covered by the indemnification obligations of the former shareholders of Zap Group to Formula.

On December 30, 2021, Ronen Har Even, Galit Har Even and TV Center Ltd. (the “Plaintiffs”) submitted a monetary claim in the sum of NIS 24.5 million (approximately $7.0 million) and a claim for the grant of a mandamus order against Zap Group, in the District Court at Haifa. The Plaintiffs allege that Zap Group constitutes a monopoly in the provision of price comparison services in the online arena in Israel, and excluded the Plaintiffs’ business from the E-commerce arena in Israel. According to the Plaintiffs, Zap Group prevented price comparisons between the prices of the Plaintiffs’ televisions and the prices of the televisions of the official importers, by causing systemic manipulations aimed at excluding the television models sold by the Plaintiffs and blurring the fact that they are cheaper in the search results. As mentioned in the Statement of Claim, concurrent with submission of the Claim, on April 19, 2021, the Plaintiffs submitted a complaint against Zap Group to the Israel Competition Authority, and on August 18, 2021 and October 21, 2021, submitted supplements to the aforesaid complaint. On June 1, 2022, Zap Group submitted a statement of defense, denying the Plaintiffs’ allegations and in particular the Plaintiffs’ argument that Zap Group has a monopoly in the provision of price comparison services in the online arena in Israel. On July 19, 2022, a pre-trial hearing took place, at the end of which it was held that the Parties must conclude the discovery proceedings by September 10, 2022, and that should any of the Parties wish to submit a motion following receipt of the answers, they must do so by November 15, 2022. On November 15, 2022 the Plaintiffs submitted a motion for the grant of an order of discovery of documents and answer to interrogatories. On December 20, 2022, Zap Group submitted its response to the motion, in which it rejected all of the Plaintiffs’ demands. The Plaintiffs provided Zap Group with the documents that had been disclosed by them in the case, without a suitable legend. On January 13, 2023, the Plaintiffs submitted a response to the motion. On January 16, 2023, a pre-trial hearing took place, in which Zap Group insisted on the receipt of a suitable legend for the documents that had been disclosed to it by the Plaintiffs. The Court held that the Plaintiffs would deliver a suitable legend within 45 days, after which Zap Group would be entitled to submit a suitable motion in this regard within 30 days, should the need to do so arise. On March 5, 2023, the Plaintiffs submitted a new document file in the context of the discovery proceedings, and an updated legend that was almost identical to the previous one. For that reason, on April 3, 2023, Zap Group submitted a motion to strike out the Statement of Claim due to breach of the Court’s decision to provide the discovery materials in a proper manner or, alternatively, for the for the lack of performing the court’s decision. The Plaintiffs are required to respond to the motion by May 21, 2023. An additional pre-trial proceeding has been scheduled for October 2023. As this claim was filed against Zap Group with respect to the period prior to its acquisition by Formula, any liability resulting from it is covered by the indemnification provided to Formula by the former shareholders of Zap Group.

Dividend Policy

Under Israeli law, dividends may be paid by an Israeli company only out of profits and other surplus as calculated under Israeli law, as of the end date of the most recent financial statements or as accrued over a period of two years, whichever amount is greater, and provided that there is no reasonable concern that payment of a dividend will prevent the company from satisfying its existing and foreseeable obligations as they become due. See “Item 10. Additional Information—Memorandum and Articles of Association—Dividend and Liquidation Rights” below (the content of which is incorporated by reference to Exhibit 2.2 to this annual report) for more information.

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

In November 2022, Formula declared a cash dividend to its shareholders of NIS 2.16 per share (approximately $0.62 per share), which was paid on December 20, 2022. The aggregate amount of the dividend was approximately NIS 33.1 million (approximately $9.6 million).

In March 2022, Formula declared a cash dividend to its shareholders of NIS 2.56 per share (approximately $0.78 per share), which was paid in April 2022. The aggregate amount distributed by Formula was approximately NIS 39.2 million (approximately $12.0 million).

In August 2021, Formula declared a cash dividend to its shareholders of NIS 2.53 per share (approximately $0.78 per share), which was paid in September 2021. The aggregate amount distributed by Formula was approximately NIS 38.7 million (approximately $11.9 million).

In February 2021, Formula declared a cash dividend to its shareholders of NIS 2.16 per share (approximately $0.66 per share), which was paid in March 2021. The aggregate amount distributed by Formula was approximately NIS 33.0 million (approximately $10.2 million).

Magic Software

In August 2017, Magic Software’s board of directors amended its dividend distribution policy, whereas, each year Magic Software will distribute a dividend of up to 75% of its annual net income attributable to its shareholders (previously 50%), subject to applicable law. Magic Software’s board of directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions or decide not to distribute a dividend. The dividend is to be distributed on a semi-annual basis.

In March 2023, Magic Software declared a cash dividend to its shareholders of $0.3 per share (or approximately $14.7 million, in the aggregate), which was paid during April 2023, of which $7.9 million was paid to non-controlling interests.

In August 2022, Magic Software declared a cash dividend to its shareholders of $0.29 per share (or approximately $14.2 million, in the aggregate), which was paid during September 2022, of which $7.7 million was paid to non-controlling interests.

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

In May 2023, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 45.1 million (approximately $12.4 million), of which $6.4 million is due to non-controlling interests in June 2023.

In March 2023, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 37.5 million (approximately $10.2 million), of which $5.3 million was paid to non-controlling interests in April 2022.

In November 2022, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 34.6 million (approximately $10.2 million), of which $5.3 million was paid to non-controlling interests in December 2022.

In August 2022, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 164.2 million (approximately $50.4 million), of which $25.6 million was paid to non-controlling interests in August 2022.

In May 2022, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 44.7 million (approximately $12.9 million), of which $6.6 million was paid to non-controlling interests in June 2022.

In March 2022, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 40.9 million (approximately $12.7 million), of which $6.5 million was paid to non-controlling interests in April 2022.

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

In March 2021, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 40.0 million (approximately $12.0 million), of which $6.1 million was paid to non-controlling interests.

Sapiens

In August 2019, Sapiens’ board of directors adopted a dividend policy, and in May 2022, it updated that policy. Under that updated policy, on a semi-annual basis, after publishing (i) its annual audited consolidated financial statements in its annual report on Form 20-F, and (ii) its financial statements for the quarter and six months ended June 30, Sapiens’ board of directors will announce, and distribute, a semi-annual cash dividend in an aggregate amount (between both dividends in total) of up to 40% of its annual net profit (on a non-GAAP basis). Sapiens’ board of directors may change, whether as a result of a one-time decision or a change in policy, the rate or frequency of dividend distributions and/or decide not to distribute a dividend. The distribution of dividends will be made in compliance with Cayman Islands law, Sapiens’ articles of association, as well as its contractual obligations. Since the adoption of this dividend policy, Sapiens has declared cash dividends, initially on an annual basis and subsequently on a semi-annual basis, most recently in amounts of $0.37 per share, $0.47 per share, $0.23 per share and $0.25 per share, or $20.2 million, $25.9 million, $12.7 million and $13.8 million, in the aggregate, which were paid in May 2021, May 2022, August 2022 and April 2023, of which $11.4 million, $14.5 million, $7.1 million and $7.7 million were paid to non-controlling interests, respectively.

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

The information called for by this Item 10.B of Form 20-F has been provided in Exhibit 2.2 to this annual report. The content of Exhibit 2.2 is incorporated by reference herein.

C.	Material Contracts

Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Company Commitments” for a description of the terms of the trust agreements to which we are party in connection with our Series A Secured Debentures and Series C Secured Debentures, and Sapiens’ Series B Debentures. Please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of our service agreement with our Chief Executive Officer, Mr. Guy Bernstein. Beyond those agreements, Formula is not party to, and has not been party to in the last two years, any material contract entered into outside of its ordinary course of business. In addition, while our subsidiaries are party and have been party in the last two years to numerous contracts with customers, resellers and distributors, such contracts are entered into in the ordinary course of business. Furthermore, we do not deem any other individual contract entered into by any of our subsidiaries outside of the ordinary course of business (such as investment or acquisition agreements) during the last two years to be material to us on a consolidated basis.

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

Capital gain

Israeli Resident Individuals

As of January 1, 2012, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares, whether or not listed on a stock exchange, is 25%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 30%. However, if such shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% in 2018 and thereafter, excluding excess tax, if applicable, as described below).

Israeli Resident Corporations

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate since 2018 has been 23%.

Non-Israeli Resident Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (23% in 2018 and thereafter) if generated by a company, or at the rate of 25% if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Tax Ordinance) , at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares) . A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2018 and thereafter (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply.

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) generally should be exempt from Israeli capital gain tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of more than 25% in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder (as detailed above) at the time of distribution or at any time during the preceding 12-month period. Sapiens received a Tax Ruling, which was extended, under which dividends paid by Sapiens to Israeli shareholders who are individuals will be subject to withholding tax at source at the rate of 25% and in case of Israeli resident corporations— 0%, regardless the source of the dividends. We cannot guarantee that the Tax Ruling will be extended beyond December 31, 2024.

Israeli Resident Corporations. Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations (like our ordinary shares and ADSs).

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares or ADSs, at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period).

Sapiens received a Tax Ruling according to which dividends paid by Sapiens to non-Israeli (individuals and corporations) will be subject to withholding tax at source at a rate of 25%. We cannot guarantee that the Tax Ruling will be extended beyond December 31, 2024.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 663,240 for 2022 (approximately $0.2 million), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Taxation of the Disposition of the Ordinary Shares or ADSs

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares or ADSs, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our ordinary shares or ADSs. The gain or loss recognized on the disposition of the ordinary shares or ADSs will be long-term capital gain or loss if the U.S. holder held the ordinary shares or ADSs for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. The maximum long-term capital gains rate is 20% for individuals with annual taxable income that exceeds certain thresholds. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “Tax on Net Investment Income” in this Item below. Capital gain from the sale, exchange or other disposition of ordinary shares or ADSs held for one year or less is short-term capital gain and taxed as ordinary income. Gain or loss recognized by a U.S. holder, who does not have a tax home outside the United States, on a sale, exchange or other disposition of our ordinary shares or ADSs generally will be treated as U.S. source income or loss. The deductibility of capital losses is subject to certain limitations.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2022.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2022. We currently expect that we will not be a PFIC in 2023. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares or ADSs in the event that we qualify as a PFIC.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in exchange rates, interest rates or weak economic conditions in the markets in which we sell our products and services. We have been and we are actively monitoring these potential exposures. To manage the volatility relating to these exposures, we may enter into various forward contracts or other hedging instruments. Our objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates and interest rates.

Interest Rate and Currency Exchange Rate Fluctuations; Impact of Inflation

In light of the nature of our activities, we invest our cash and cash equivalents primarily in short-term and long-term deposits. As of December 31, 2022, substantially all of the cash that we held was invested in dollar, Euro, Indian Rupee, and British Pound accounts bearing interest based on SOFR, and NIS accounts bearing interest based on the Israeli prime rate. Given the current interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings from our financial assets would not be material, holding other variables constant.

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

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

A hypothetical 10% devaluation or appreciation of foreign currencies (primarily the NIS, GBP, Euro, Japanese yen, PLN and INR) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2022 sales revenues of approximately $172 million or $203 million, respectively.

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

Inflation Risk. We and some of our subsidiaries are subject to inflation risk. Given that over recent years we have expanded our global presence and offer our software solutions and services to new markets, particularly in the United States, the U.K. and Europe, inflationary pressures have been adversely impacting our operations. The increased inflation in Europe and the U.S. have been leading to an increase in certain of our operating costs and expenses, such as employee compensation and office operating expenses. In addition, the purchasing power of our customers have been declining due to their rising other expenses, and customer demand for our software solutions and services may be adversely impacted as a result, which could in turn negatively affect our results of operations, financial condition and prospects.

Market Risk. We currently do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk.

Interest Rate Risk. We and three of our subsidiaries (Sapiens, Matrix and Magic Software) account for the majority of the Group’s bank credits, loans and debentures, which are subject to interest rate risk. Sapiens and Formula pay interest on their debentures based on a fixed interest rate which is denominated in NIS (and in the case of Sapiens is also linked to a fixed US dollar interest rate). Because both Formula and Sapiens do not have any outstanding debt obligations other than with respect to their debentures, they have not been materially impacted by the global rise in interest rates that began in 2022. Therefore, no quantitative tabular disclosures are required. Additionally, as Matrix is impacted by interest rate risk with respect to its bank credits and loan, in an effort to hedge the risk, Matrix conducted two series B bond issuances at a fixed interest rate of 4.1%. As a result, Matrix has not been materially impacted by the global rise in interest rates that began in 2022. An increase of 1%  in interest rates would have increased Matrix financial expenses by approximately $0.7 million.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2022. Based on such evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2022, the Company’s disclosure controls and procedures are effective.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business of Shamrad Electronic (1997) Ltd., Bear Staffing Services Corporation, N.C Marketing and Advertising Ltd., Marcomit Ltd., Appush Ltd. (formerly known as Vidstart Ltd.), Intrabases SAS and The GoodKind Group LLC, which were acquired during 2022 and included in our consolidated 2022 annual financial statements and constituted 1.4% of total assets and 1.0% of the net assets as of December 31, 2022, and 1.0% and 1.9% of revenues and net income, respectively, for the year then ended. Attestation Report of the Registered Public Accounting Firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2022 is provided on page F-5, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2022 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions with respect to its requirements described in the above paragraph will be publicly disclosed by us via a report on Form 6-K in accordance with the regulations of the SEC. No such amendment was adopted, nor waiver provided, by us during the fiscal year ended December 31, 2022.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Formula and its subsidiaries and affiliate company paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (which we refer to as Kost Forer), to the Company for the years ended December 31, 2021 and December 31, 2022, respectively:

	Year Ended December 31,
	2021	2022
	(US dollars in thousands)
Services Rendered
Audit (1)	$1,887	$2,789
Tax and other (2)	$552	$441
Total	$2,439	$3,230

(1)	The audit fees for the years ended December 31, 2021 and 2022 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.

(2)	Tax fees for the years ended December 31, 2021 and 2022 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

Formula paid the following fees for professional services rendered by Kost Forer to the Company (on a stand-alone basis, excluding services provided to the subsidiaries and affiliates of the Company) for the years ended December 31, 2021 and December 31, 2022, respectively:

	Year Ended December 31,
	2021	2022
	(US dollars in thousands)
Services Rendered
Audit (1)	$96	$205
Tax and other (2)	$41	$16
Total	$137	$221

(1)	The audit fees for the years ended December 31, 2021 and 2022 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.

(2)	Tax fees for the years ended December 31, 2021 and 2022 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

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

●

Majority Board Independence: Under Israeli law, there is no requirement that the majority of the members of the board of directors be independent as under Nasdaq listing rule 5605(b)(1), so long as a company appoints at least two external directors pursuant to the Companies Law and fulfills the composition requirements for the audit and compensation committees of the board. We comply with Israeli law in lieu of that Nasdaq requirement.

●	Independent Director Oversight of Nominations: Under Israeli law, there is no requirement to have an independent nominating committee or the independent directors of a company select (or recommend for selection) director nominees, as is required under Nasdaq listing rule 5605(e) for a U.S. domestic issuer. Our board of directors handles this process, as is permitted by our articles and the Companies Law. We also need not adopt a formal board resolution or charter addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws, as Nasdaq requires for a U.S. issuer.

●	Shareholder Approval: Pursuant to Israeli law, we seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from, or in addition to, the requirements for seeking shareholder approval under Nasdaq listing rule 5635. See “Item 10. Additional Information— Memorandum and Articles of Association— Approval of Certain Transactions Under the Companies Law” in this annual report for a description of the transactions requiring shareholder approval under the Companies Law.

●	Quorums for Shareholders Meetings. The quorum for a shareholders meeting, as stipulated in our articles, complies with the provisions of Israeli law, and requires the presence, in person or by proxy of holders of 25% of our outstanding ordinary shares, in lieu of the requirement specified in Nasdaq listing rule 5620(c) under which the quorum for any shareholders meeting shall not be less than 33 and 1/3;% of the outstanding voting shares of a listed company.

●	Required Timing for Annual Shareholders Meetings. Under the Companies Law, we are required to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting, which differs from the corresponding requirement under Nasdaq listing rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted on the pages below:

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.
1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
2.2	Description of Ordinary Shares of Formula Systems (1985) Ltd.*
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (4)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(5)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan, as amended(6)
4.4	Formula Systems (1985) Ltd. Compensation Policy for Office Holders(7)
8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kasierer, A Member of Ernst & Young Global*
15.2	Consent of KDA Audit Corporation*
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).

(2)	Incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.

(3)	Incorporated by reference to Exhibit 2.2 to the annual report on Form 20-F for the year ended December 31, 2019, filed by the registrant with the Securities and Exchange Commission on June 29, 2020.

(4)	Incorporated by reference to Exhibit 99.2 to the report of foreign private issuer on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.

(5)	Incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F for the 2008 fiscal year filed by the registrant with the Securities and Exchange Commission on April 27, 2009.

(6)	Incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F for the 2013 fiscal year filed by the registrant with the Securities and Exchange Commission on April 30, 2014.

(7)	Incorporated by reference to Appendix A to the registrant’s proxy statement for its special general meeting of shareholders held on January 12, 2023, attached as Exhibit 99.2 to the report of foreign private issuer on Form 6-K furnished by the registrant to the Securities and Exchange Commission on December 8, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Guy Bernstein	May 15, 2023
	Guy Bernstein	Date
Chief Executive Officer

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Formula Systems (1985) Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Formula Systems (1985) Ltd. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the financial statements of Magic Software Japan K.K., a wholly-owned subsidiary of Magic Software Enterprises Ltd., which reflect total assets of constituting 0.2% and 0.2% at December 31, 2022 and 2021, respectively, and total revenues constituting 0.4% in 2022, 0.5% in 2021 and 0.7% in 2020 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Magic Software Japan K.K., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 15, 2023 expressed an unqualified opinion thereon, based on our audit and the report of other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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

May 15, 2023

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Formula Systems (1985) Ltd

Opinion on Internal Control over Financial Reporting

We have audited Formula Systems (1985) Ltd.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Formula Systems (1985) Ltd. (the Company), based on our audit and the report of other auditors, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Magic Software Japan K.K, a wholly owned subsidiary of Magic Software Enterprises Ltd., whose financial statements reflect total assets and revenues constituting 0.2% and 0.4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022. The effectiveness of Magic Software Japan K.K.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Magic Software Japan K.K.’s internal control over financial reporting, is based solely on the report of the other auditors.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business Shamrad Electronic (1997) Ltd., Bear Staffing Services Corporation, N.C Marketing and Advertising Ltd., Marcomit Ltd., Appush Ltd. (formerly known as Vidstart Ltd.), The Goodkind Group, LLC and Intrabases SAS, which are included in the 2022 consolidated financial statements of the Company and constituted 1.4% and 1.0% of total and net assets, respectively, as of December 31, 2022 and 1.0% and 1.9% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the business of Shamrad Electronic (1997) Ltd., Bear Staffing Services Corporation, N.C Marketing and Advertising Ltd., Marcomit Ltd., Appush Ltd. (formerly known as Vidstart Ltd.), The Goodkind Group, LLC and Intrabases SAS.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated May 15, 2023, expressed an unqualified opinion thereon, based on our audit and the report of the other auditors.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

May 15, 2023

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31,
	Note	2022	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4	$544,342	$485,391
Short-term deposits		23,976	25,924
Short-term investments		738	1,142
Trade receivables (net of allowances for credit losses of $12,242 and $12,855 as of December 31, 2022 and 2021, respectively)		702,727	696,321
Prepaid expenses and other accounts receivable	5	64,535	72,118
Inventories		35,181	21,221

Total current assets		1,371,499	1,302,117

NON-CURRENT ASSETS:
Long-term investments and receivables	6	38,985	23,676
Investments in companies accounted for at equity	8	20,746	28,900
Property, plant and equipment	9	54,971	56,886
Right-of-use assets	17	116,840	115,833
Deferred taxes	23f	42,027	46,364
Intangible assets	10	222,726	241,936
Goodwill	11	926,161	932,854

Total non-current assets		1,422,456	1,446,449

Total assets		$2,793,955	$2,748,566

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2022	2021
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from banks and others	12,14	$157,882	$175,696
Debentures	15	68,293	48,455
Current maturities of lease liabilities	17	45,497	41,655
Trade payables		222,482	205,835
Deferred revenues		131,639	140,660
Employees and payroll accrual		201,225	207,553
Other accounts payable	13	86,340	80,411
Liabilities in respect of business combinations		27,129	7,773
Put options of non-controlling interests	2(21)(H)	60,500	39,558

Total current liabilities		1,000,987	947,596

LONG-TERM LIABILITIES:
Loans from banks and others	14	115,874	157,229
Debentures	15	305,632	205,035
Lease liabilities	17	78,966	84,839
Other long-term liabilities		14,101	12,183
Deferred taxes	23f	59,465	78,135
Deferred revenues		8,859	17,757
Liability in respect of business combinations		12,345	21,644
Put options of non-controlling interests	2(21)(H)	11,688	31,720
Employee benefit liabilities	19	9,116	12,641

Total long-term liabilities		616,046	621,183

COMMITMENTS AND CONTINGENCIES	20

EQUITY	21
Formula Systems (1985) Ltd. Shareholders’ equity:
Share capital:
Ordinary shares of NIS 1 par value - Authorized: 25,000,000 shares as of December 31, 2022 and 2021; Issued: 15,886,287 and 15,862,887 at December 31, 2022 and 2021, respectively; Outstanding: 15,317,667 and 15,294,267 at December 31, 2022 and 2021, respectively		4,347	4,340
Additional paid-in capital		145,369	153,048
Retained earnings		419,448	358,315
Accumulated other comprehensive income		(17,030)	25,516
Treasury shares (568,620 shares as of December 31, 2021 and 2022)		(259)	(259)

Total equity attributable to Formula Systems shareholders		551,875	540,960
Non-controlling interests	23a	625,047	638,827

Total equity		1,176,922	1,179,787

Total liabilities and equity		$2,793,955	$2,748,566

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2022	2021	2020
Revenues:
Proprietary software products and related services		$659,470	$632,986	$509,109
Software services and other		1,912,887	1,771,390	1,424,809

Total revenues	2(13),24c	2,572,357	2,404,376	1,933,918

Cost of revenues:
Proprietary software products and related services		344,374	350,788	284,325
Software services and other		1,605,518	1,489,729	1,202,160

Total cost of revenues		1,949,892	1,840,517	1,486,485

Gross profit		622,465	563,859	447,433

Research and development expenses, net		72,129	65,858	52,604
Selling, marketing, general and administrative expenses		317,956	289,985	224,188
Capital gain from realization of a Matrix IT’s subsidiary	3(iv)a	44,260	-	-

Operating income		276,640	208,016	170,641

Financial expenses	23b	27,216	29,994	29,444
Financial income	23b	7,286	5,989	2,559

Pre-tax income before share of profits of companies accounted for at equity, net		256,710	184,011	143,756

Share of profits (loss) of companies accounted for at equity, net	8	(1,808)	505	1,535
Taxes on income	22h	55,235	42,614	31,269

Net income		$199,667	$141,902	$114,022

Attributable to:
Equity holders of the Company		81,393	54,585	46,776
Non-controlling interests		118,274	87,317	67,246

		$199,667	$141,902	$114,022

Net earnings per share attributable to equity holders of The Company	23d

Basic earnings per share		$5.31	$3.57	$3.05

Diluted earnings per share		$5.21	$3.50	$3.01

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Net income	$199,667	$141,902	$114,022

Other comprehensive income (loss) net of tax effect:

Amounts that will not be reclassified subsequently to profit or loss:
Actuarial gain (loss) from defined benefit plans	2,717	3,007	840
Gain (loss) from investments in equity instruments measured at fair value through other comprehensive income	(5,257)	-	-
Share of net other comprehensive income (loss) of companies accounted for at equity	(3,053)	128	(169)
Adjustments arising from translating financial statements from functional currency to presentation currency	(140,079)	10,343	17,436

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:

Unrealized gain (loss) on debt instruments at fair value through other comprehensive income	-	-	(2)
Foreign exchange differences on translation of foreign operations	67,508	(10,580)	16,670

Total other comprehensive income (loss), net of tax	(78,164)	2,898	34,775

Total Comprehensive income	121,503	144,800	148,797

Total comprehensive income attributable to:
Equity holders of the Company	40,177	56,048	61,009
Non-controlling interests	81,326	88,752	87,788

	$121,503	$144,800	$148,797

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		Other	Treasury	Non-
	Share Capital		paid-in	Retained	comprehensive	shares	controlling	Total
	Number	Amount	capital	earnings	income (loss)	(cost)	interests	Equity

Balance as of January 1, 2022	15,294,267	$4,340	$153,048	$358,315	$25,516	$(259)	$638,827	$1,179,787

Net income	-	-	-	81,393	-	-	118,274	199,667

Foreign currency translation	-	-	-	-	(34,236)	-	(38,335)	(72,571)
Actuarial gain from defined benefit plans	-	-	-	1,330	-	-	1,387	2,717
Share of other comprehensive income (loss) of companies accounted for at equity	-	-	-	-	(3,053)	-	-	(3,053)
Loss from investments in equity instruments measured at fair value through other comprehensive income	-	-	-	-	(5,257)	-	-	(5,257)

Total other comprehensive income (loss)	-	-	-	1,330	(42,546)	-	(36,948)	(78,164)

Total comprehensive income (loss)	-	-	-	82,723	(42,546)	-	81,326	121,503
Issuance of restricted shares to employees	23,400	7	(7)	-	-	-	-	-
Cost of share-based payment (Note 18)	-	-	8,161	-	-	-	6,729	14,890
Dividend to Formula’s shareholders	-	-	-	(21,590)	-	-	-	(21,590)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(96,630)	(96,630)
Transactions with non-controlling interests due to holding changes, including exercise of employees’ stock options	-	-	(766)	-	-	-	744	(22)
Acquisition of non-controlling interests	-	-	(8,673)	-	-	-	(8,919)	(17,592)
Settlement of put options over non-controlling interests	-	-	(6,394)	-	-	-	(438)	(6,832)
Non-controlling interests arising from initially consolidated companies	-	-	-	-	-	-	4,219	4,219
Deconsolidation of a Matrix IT’s subsidiary	-	-	-	-	-	-	(811)	(811)

Balance as of December 31, 2022	15,317,667	$4,347	$145,369	$419,448	$(17,030)	$(259)	$625,047	$1,176,922

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other	Treasury	Non-
	Share Capital		paid-in	Retained	comprehensive	shares	controlling	Total
	Number	Amount	capital	earnings	income (loss)	(cost)	interests	Equity

Balance as of January 1, 2021	15,294,267	$4,340	$149,249	$324,358	$25,513	$(259)	$605,342	$1,108,543

Net income	-	-	-	54,585	-	-	87,317	141,902

Foreign currency translation	-	-	-	-	(125)	-	(112)	(237)
Actuarial gain from defined benefit plans	-	-	-	1,460	-	-	1,547	3,007
Share of other comprehensive income (loss) of companies accounted for at equity	-	-	-	-	128	-	-	128

Total other comprehensive income (loss)	-	-	-	1,460	3	-	1,435	2,898

Total comprehensive income (loss)	-	-	-	56,045	3	-	88,752	144,800

Cost of share-based payment (Note 18)	-	-	7,434	-	-	-	7,405	14,839
Dividend to Formula’s shareholders	-	-	-	(22,088)	-	-	-	(22,088)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(62,662)	(62,662)
Transactions with non-controlling interests due to holding changes, including exercise of employees’ stock options	-	-	(540)	-	-	-	3,211	2,671
Acquisition of non-controlling interests	-	-	1,005	-	-	-	(2,705)	(1,700)
Settlement of put options over non-controlling interests	-	-	(4,100)	-	-	-	(4,532)	(8,632)
Non-controlling interests arising from initially consolidated companies	-	-	-	-	-	-	4,016	4,016

Balance as of December 31, 2021	15,294,267	$4,340	$153,048	$358,315	$25,516	$(259)	$638,827	$1,179,787

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other	Treasury	Non-
	Share Capital		paid-in	Retained	comprehensive	shares	controlling	Total
	Number	Amount	capital	earnings	income (loss)	(cost)	interests	Equity

Balance as of January 1, 2020	15,294,267	$4,340	$120,737	$285,146	$11,676	$(259)	$474,694	$896,334

Net income	-	-	-	46,776	-	-	67,246	114,022

Foreign currency translation	-	-	-	-	14,007	-	20,099	34,106
Actuarial gain from defined benefit plans	-	-	-	396	-	-	444	840
Unrealized loss on debt instruments at fair value through other comprehensive income, net	-	-	-	-	(1)	-	(1)	(2)
Share of other comprehensive income (loss) of companies accounted for at equity	-	-	-	-	(169)	-	-	(169)

Total other comprehensive income (loss)	-	-	-	396	13,837	-	20,542	34,775

Total comprehensive income (loss)	-	-	-	47,172	13,837	-	87,788	148,797

Cost of share-based payment (Note 18)	-	-	1,310	-	-	-	6,546	7,856
Dividend to Formula’s shareholders	-	-	-	(7,960)	-	-	-	(7,960)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(39,056)	(39,056)
Transactions with non-controlling interests due to holding changes, including exercise of employees’ stock options	-	-	847	-	-	-	4,459	5,306
Acquisition of non-controlling interests	-	-	(6,538)	-	-	-	(13,114)	(19,652)
Dilution in Formula’s share in Sapiens due to issuance of Sapiens’ ordinary shares	-	-	34,462	-	-	-	74,275	108,737
Settlement of put options over non-controlling interests	-	-	(1,569)	-	-	-	(4,137)	(5,706)
Non-controlling interests arising from initially consolidated companies	-	-	-	-	-	-	13,887	13,887

Balance as of December 31, 2020	15,294,267	$4,340	$149,249	$324,358	$25,513	$(259)	$605,342	$1,108,543

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

Accumulated other comprehensive income (loss):

	Year ended December 31,
	2022	2021	2020

Foreign currency translation reserve arising from translating financial statements of foreign operations	$(84,455)	$(18,494)	$(12,964)
Adjustments arising from translating financial statements from functional currency to presentation currency	77,367	45,642	40,237
Reserve from financial assets measured at fair value through other comprehensive income	(4,853)	404	404
Share of other comprehensive income (loss) of companies accounted for at equity	(5,089)	(2,036)	(2,164)

Accumulated other comprehensive income (loss)	$(17,030)	$25,516	$25,513

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Cash flows from operating activities:

Net income	$199,667	$141,902	$114,022
Adjustments to reconcile net income to net cash provided by operating activities:
Share of profits of companies accounted for at equity, net	1,808	(505)	(1,535)
Depreciation and amortization	115,308	122,184	95,507
Changes in value of debentures, net	517	(624)	(42)
Increase (decrease) in employee benefit liabilities	1,000	(220)	1,194
Gain from disposition of a subsidiary of Matrix IT	(44,260)	-	-
Loss (gain) from sale of property, plants and equipment	(37)	(21)	118
Loss from early termination of lease	80	-	-
Stock-based compensation expenses	14,953	14,767	7,779
Changes in value of short-term and long-term loans from banks and others and deposits, net	(4,688)	2,030	5,482
Changes in deferred taxes, net	(18,142)	(7,997)	(6,348)
Cash paid in respect of acquisitions of activities	(4,060)	(556)	-
Change in liability in respect of business combinations	(2,971)	5,296	(643)
Impairment of right-of-use asset	-	1,439	351
Change in fair value of financial assets measured at fair value through profit or loss	19	-	-
Amortization of premium and accrued interest on debt instruments at fair value through other comprehensive income	76	96	(70)
Gain from revaluation of dividend preference derivative in TSG	(1,221)	(255)	(48)
Effect of exchange rate on cash and cash equivalents held in currencies other than the functional currency	2,412	614	1,200

Working capital adjustments:
Decrease (increase) in inventories	(13,756)	4,642	(10,966)
Decrease (increase) in trade receivables	(51,398)	(150,818)	23,312
Decrease in other current and long-term accounts receivable	2,627	20,506	8,735
Increase in trade payables	25,330	40,076	10,954
Increase in other accounts payable and employees and payroll accrual	22,292	7,255	34,859
Increase (decrease) in deferred revenues	(6,418)	9,283	4,282

Net cash provided by operating activities	$239,138	$209,094	$288,143

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from investing activities:

Payments for business acquisitions, net of cash acquired (Appendix C)	(52,262)	(77,155)	(141,364)
Proceeds from sale of a subsidiary of Matrix IT (Appendix D)	42,928	-	-
Taxes paid in conjunction with sale of a subsidiary	(8,424)	-	-
Cash paid in conjunction with deferred payments and contingent liabilities related to business combinations	(5,181)	(8,630)	(9,111)
Payments to former shareholders of consolidated company	-	(161)	(6,656)
Purchase of intangible assets	(3,142)	(872)	(2,852)
Purchase of other investment	(15,073)	(500)	-
Purchase of property and equipment	(22,063)	(17,352)	(16,651)
Proceeds from maturity and sale net of investment in debt instruments at fair value through other comprehensive income or loss, net	309	-	5,429
Proceeds from sale of property and equipment	633	2,283	693
Receipt (grant) of short-term loans	-	303	(283)
Restricted deposit on account of acquisition	-	-	22,890
Dividend from companies accounted for at equity	48	83	3,000
Change in short-term and long-term deposits	2,042	4,641	(22,822)
Capitalization of software development and other costs	(14,110)	(12,832)	(9,305)

Net cash used in investing activities	$(74,295)	$(110,192)	$(177,032)

Cash flows from financing activities:

Exercise of employees’ stock options in subsidiaries	-	2,079	5,306
Proceeds from issuance of ordinary shares in subsidiaries	-	-	108,737
Dividend paid to non-controlling interests	(96,530)	(62,993)	(40,519)
Dividend to Formula’s shareholders	(21,778)	(22,081)	(14,939)
Short-term bank credit, net	(7,315)	36,261	(29,630)
Repayment of long-term loans from banks and others	(87,894)	(84,241)	(79,348)
Receipt of long-term loans from banks and others	65,678	62,707	91,024
Proceeds from issuance of debentures, net	199,051	50,295	60,346
Repayment of long-term liabilities to IIA	(642)	(825)	(457)
Repayment of debentures	(53,105)	(46,981)	(29,844)
Purchase of non-controlling interests	(16,795)	(1,700)	(6,330)
Repayment of lease liabilities	(49,702)	(44,086)	(33,583)
Cash paid due to exercise of put option by non-controlling interests	(1,854)	(2,565)	(21,030)
Redemption of capital note of non-controlling interests in subsidiaries	(95)	-	-

Net cash provided (used) by financing activities	$(70,981)	$(114,130)	$9,733

Effect of exchange rate changes on cash and cash equivalents	(34,910)	(1,030)	12,140

Increase (decrease) in cash and cash equivalents	58,952	(16,258)	132,984
Cash and cash equivalents at beginning of year	$485,392	$501,650	$368,666

Cash and cash equivalents at end of year	$544,344	$485,392	$501,650

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2022	2021	2020
A	Supplemental cash flow information:
	Cash paid (received) in respect of:

	Interest paid	$17,573	$15,344	$16,571

	Interest received	$2,325	$459	$511

	Taxes paid (received), net	$51,259	$38,393	$44,659

B.	Non-cash activities:
	Purchase of property and equipment	$930	$1,627	$-
	Dividend payable to non-controlling interests	$111	$331	$216
	Right-of-use asset recognized with corresponding lease liability	$52,319	$39,116	$20,495

C.	Acquisition of newly-consolidated subsidiaries and activities, net of cash acquired:

	Assets and liabilities of subsidiaries consolidated as of acquisition date:
	Working capital (other than cash and cash equivalents)	(5,457)	1,623	(604)
	Inventories	(3,536)	-	-
	Short-term investments	(752)	-	-
	Short-term deposits	(191)	-	-
	Property and equipment	(1,433)	(1,507)	(13,152)
	Goodwill and intangible assets	(87,905)	(108,048)	(197,258)
	Right-of-use assets	(2,754)	(2,401)	(2,324)
	Other long-term assets	(123)	(187)	(8,773)
	Liabilities to banks and others	5,142	6,431	10,598
	Long-term liabilities	1,240	1,306	13,739
	Lease liabilities	2,754	2,769	2,324
	Deferred tax liability, net	5,692	9,662	18,626
	Liability to formerly shareholders	7,327	1,518	7,596
	Deferred payments and contingent consideration	23,515	7,663	4,536
	Non-controlling interests at acquisition date	4,219	4,016	23,328

	Total	$(52,262)	$(77,155)	$(141,364)

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2022	2021	2020
D.	Proceeds from sale of investment in previously
	consolidated subsidiary:

	Assets and liabilities of the subsidiary at date of sale:

	Working capital (other than cash and cash equivalents)	(6,798)	-	-
	Short-term investments	5,004	-	-
	Property and equipment	782	-	-
	Goodwill and intangible assets	439	-	-
	Other long-term assets	67	-	-
	Long-term liabilities	(15)	-	-
	Non-controlling interests at the sale date	(811)	-	-
	Gain from realization of a subsidiary	44,260	-	-

	Total	$42,928	-	-

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	General:

Formula Systems (1985) Ltd. (“Formula” or the “Company”) was incorporated in Israel and began its business operations in 1985. Since 1991, Formula’s ordinary shares, par value NIS 1 per share, have been traded on the Tel-Aviv Stock Exchange (“TASE”), and, in 1997, began trading through American Depositary Shares (“ADSs”) under the symbol “FORTY” on the Nasdaq Global Market in the United States until January 3, 2011, at which date the listing of Formula’s ADSs was transferred to the Nasdaq Global Select Market (“Nasdaq”). Each ADS represents one ordinary share of Formula. The Company is considered an Israeli resident. The controlling shareholder of the Company is Asseco Poland S.A. (“Asseco”), a Polish public company, whose shares are traded on the Warsaw Stock Exchange, that offers comprehensive, proprietary IT solutions for all sectors of the economy.

b.	Formula is a global information technology group providing software services, proprietary and non-proprietary software solutions, software product marketing and support, computer infrastructure and integration solutions and training, integration and digital advertising solutions (the “Group”). The Group manages and operates its businesses through eight directly held subsidiaries; Matrix IT Ltd. (“Matrix”), Sapiens International Corporation N.V (“Sapiens”), Magic Software Enterprises Ltd. (“Magic Software”), Zap Group Ltd. (“ZAP Group”), Insync Staffing Solutions, Inc. (“Insync”), Michpal Micro Computers (1983) Ltd. (“Michpal”), Ofek Aerial Photography Ltd. (“Ofek”) and Shamrad Electronic (1997) Ltd (“Shamrad”) and one jointly controlled entity: TSG IT Advanced Systems Ltd. (“TSG”).

c.	The following table presents the ownership of the Company’s eight directly held subsidiaries and one jointly controlled entity directly held as of the dates indicated (the list consists only of active companies):

	Percentage of ownership
	December 31,
	2022	2021
Matrix IT	48.69	48.92
Sapiens	44.10	43.64
Magic Software	46.26	45.59
Insync	90.09	90.09
Michpal	100.00	100.00
TSG(1)	50.00	50.00
Ofek	80.00	80.00
ZAP Group	100.00	100.00
Shamrad	100.00	-

(1)	TSG’s results of operations are reflected in the Company’s results of operations using the equity method of accounting.

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

The Company’s financial statements have been prepared on a cost basis, except for certain assets and liabilities such as: financial assets measured at fair value through other comprehensive income; liabilities with respect to business combination; and other financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has elected to present the profit or loss items using the function of expense method.

2)	Use of estimates, judgments and assumptions:

The preparation of the consolidated financial statements requires management to make estimates, judgments, and assumptions, that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Such judgments, estimates and assumptions are related, but not limited to, effective control, liabilities with respect to business combination, goodwill and identifiable intangible assets and their subsequent impairment analysis, determination of fair value of put options of non-controlling interests, legal contingencies, research and development capitalization, classification of leases, income tax uncertainties, deferred taxes, share-based compensation, as well as the determination of revenue recognition from contracts accounted for based on the estimate of percentage of completion. The Company’s management believes that the estimates, judgments, and assumptions used, are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Changes in accounting estimates are reported in the period of the change in estimate.

3)	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to unilaterally affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

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

Effective control:

In a situation where the Company holds less than a majority of voting power in a given entity, but that power is sufficient to enable the Company to unilaterally direct the relevant activities of such entity, then control is exercised. When assessing whether voting rights held by the Company are sufficient to give it power, the Company considers all facts and circumstances, including: the amount of those voting rights relative to the amount and dispersion of other vote holders; potential voting rights held by the Company and other shareholders or parties; rights arising from other contractual arrangements; significant personal ties; and any additional facts and circumstances that may indicate that the Company has, or does not have, the ability to direct the relevant activities when decisions need to be made, inclusive of voting patterns observed at previous meetings of shareholders.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s management has concluded that despite the lack of absolute majority of voting power at the general meetings of shareholders of Matrix IT, Sapiens and Magic Software, in accordance with IFRS 10, these investees are controlled by the Company. The conclusion regarding the existence of control during the years ended December 31, 2022, 2021 and 2020 with respect to Matrix, Sapiens and Magic Software, in accordance with IFRS 10, was made in accordance with the following factors:

Matrix IT:

As of December 31, 2022, the Company held 48.69% of the outstanding ordinary shares of Matrix. The conclusion regarding the existence of control in Matrix, in line with IFRS 10, was made considering the following additional factors:

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

ii)	Shareholders structure of Matrix IT:

Matrix’s shareholders’ structure may be considered dispersed because, apart from the Company, only two shareholders (both Israeli institutional investors) held more than 5% of Matrix’s voting power during the reporting period (one holding approximately 11% and the second one holding approximately 5%); there is no evidence that any of the shareholders has or had granted to any other shareholder a voting proxy at the general meeting; over the last seven years (i.e., 2016-2022), Matrix’s general meetings were attended by shareholders representing between 76% and 82% of its voting power, including the Company’s voting power. Bearing in mind that the Company presently holds approximately 48.69% of the total voting power, this means that the level of activity of Matrix’s other shareholders is relatively moderate or low. The attendance by Matrix’s other shareholders would have to be higher than 97.38% in order to deprive the Company of an absolute majority of votes at the general meeting. In accordance with voting patterns at Matrix’s shareholders’ meetings in recent years, it is the Company’s management’s belief that achieving such a high attendance seems unlikely.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Therefore, it is management’s opinion that despite the lack of an absolute majority of shares held by it in Matrix, the Company is still able to influence the appointment of directors at Matrix and therefore may affect Matrix’s direction of development as well as its current business operations.

Sapiens:

As of December 31, 2022, the Company held 44.1% of the outstanding common shares of Sapiens. The conclusion regarding the existence of control in Sapiens, in line with IFRS 10, was made considering the following factors:

i)	Governing bodies of Sapiens:

Decisions of Sapiens’ shareholders general meeting are taken by a simple majority of votes represented at the general meeting; the annual (ordinary) general meeting adopts resolutions to appoint individual directors, choose Sapiens’ independent auditors for the next year, as well as approve the company’s financial statements and management’s report on operations; in accordance with Sapiens’ articles of association, the board of directors of Sapiens is responsible for managing its current business operations and is authorized to take substantially all decisions which are not specifically reserved to Sapiens’ shareholders by its articles of association, including the decision to pay out dividends. Sapiens’ board of directors is composed of 6 members, 3 of whom are independent directors, and one being Formula’s chief executive officer who serves as the chairman of Sapiens’ board of directors.

ii)	Shareholders structure of Sapiens:

Sapiens’ shareholders structure is dispersed because no other shareholder except for the Company’s controlling shareholder, held as of December 31, 2022 more than 5% of the voting rights at the general meeting (Harel Insurance Investments & Financial Services Ltd., which increased its percentage ownership of Sapiens’ common shares from 5.4% to 5.6%, and from 5.6% to 5.7% during the years ended December 31, 2020 and 2021, respectively, decreased its percentage interest to 4.6% over the course of 2022; and Phoenix Holdings Ltd. which increased its percentage ownership of Sapiens’ common shares from 5.1% to 5.7% from December 31, 2020 to December 31, 2021 decreased its percentage interest to 4.3% over the course of 2022); there is no evidence that any shareholder has or had granted to any other shareholder a voting proxy at the general meeting; and, over the last six years from 2017 to 2022, Sapiens’ general meetings were attended by shareholders representing in total between 70% and 82% of the total voting power, including the Company’s voting power. Bearing in mind that the Company presently holds approximately 44.1% of total voting rights, this means that the level of activity of Sapiens’ other shareholders is relatively moderate or low. As of December 31, 2022, the attendance by shareholders would have to be higher than 88.2% in order to deprive the Company of an absolute majority of votes at the general meeting. In accordance with voting patterns at Sapiens’ shareholders’ meetings in recent years, it is the Company’s management’s belief that achieving such a high attendance seems unlikely.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Therefore it is management’s opinion that despite the lack of an absolute majority of shares in Sapiens, the Company is still able to influence the appointment of directors at Sapiens and therefore may affect Sapiens’ directions of development as well as its current business operations.

Magic Software:

As of December 31, 2022, the Company held 46.26% of the outstanding ordinary shares of Magic Software. The conclusion regarding the existence of control in Magic Software, in line with IFRS 10, was made considering the following factors:

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

Magic Software’s shareholders structure is dispersed because, apart from the Company, as of December 31, 2022, there were just two shareholders (Israeli institutional shareholders) holding more than 5% of Magic Software’s voting power (representing 9.4% and 10.1%, and 7.0% and 7.0%, of the votes as of December 31, 2022 and March 31, 2023, respectively); there is no evidence that any of the shareholders have or had granted to any other shareholder a voting proxy at the general meeting; and, over the last six years from 2017 to 2022, Magic Software’s general meetings were attended by shareholders representing between 65%-87% of the total voting rights. Bearing in mind that the Company presently holds approximately 46.26% of total voting right, this means that the level of activity of Magic Software’s other shareholders is relatively moderate or low. As of December 31, 2022, the attendance by shareholders would have to be higher than 92.52% in order to deprive the Company of an absolute majority of votes at the general meeting. In accordance with voting patterns at Magic Software’s shareholders’ meetings in recent years, it is the Company’s management’s belief that achieving such a high attendance seems unlikely.

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

The presentation currency of these consolidated financial statements of the Group is the U.S. dollar (the “dollar”), since the Company believes that financial statements in U.S. dollars provide more relevant information to its investors and users of the financial statements. The functional currency applied by Formula, on a stand-alone basis. Since January 1, 2019 is the NIS. The functional currencies applied by Formula’s subsidiaries and associates are the currencies of the primary economic environment in which each one of them operates.

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

iii.	Index-linked monetary items:

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index (“Israeli CPI”) are adjusted at the relevant index at the end of each reporting period according to the terms of their agreement.

10)	Cash and cash equivalents:

Cash equivalents are considered highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Group’s cash management. Cash and cash equivalents include amounts held primarily in New-Israeli Shekel, dollars, Euro, Indian Rupee, British Pound and Japanese Yen.

11)	Short-term deposits and restricted deposits:

Short-term deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit. Restricted deposits include deposits used to secure certain subsidiaries’ ongoing projects, as well as security deposits with respect to leases, and are classified under other short-term and long-term receivables.

12)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. Inventories are mainly comprised of purchased merchandise and products which consist of educational software kits, computers, peripheral equipment and spare parts. Cost is determined on the “first in – first out” basis. The Group periodically evaluates the condition and aging of its inventories and makes provisions for slow-moving inventories accordingly. No such impairments have been recognized in any period presented.

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

Sale of software licensing, maintenance services and post implementation consulting services

A software licensing transaction that does not require significant implementation services is considered a distinct performance obligation, as the customer can benefit solely from the software on its own or together with other readily available resources.

The Group recognizes revenue from software licensing transactions at a point in time when the Group provides the customer a right to use the Group’s intellectual property as it exists at the point in time at which the license is granted to the customer. The Group recognizes revenue from software licensing transactions over time when the Group provides the customer a right to access the Group’s intellectual property throughout the license term.

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

Software licensing transactions which involve significant implementation, customization, or integration of the Group’s software license to customer-specific requirements, are considered as one performance obligation satisfied over-time. The underlying deliverable is owned and controlled by the customer and does not create an asset with an alternative use to the Group. In addition, the Group has an enforceable right to payment for performance completed throughout the duration of the contract.

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

Sale of hardware and infrastructure

Revenue from the sale of hardware and infrastructure is recognized in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the goods to the customer.

Sale of training and implementation services

Revenues from training and implementation services are recognized when the service is provided. Revenue from training services in respect of public courses whose operating range is up to 3 months is recognized at the end of the course period. Revenues from training services in respect of long-term courses will be recognized over the term of the course. Revenues from implementation projects ordered by organizations is recognized according to actual inputs (actually worked hours).

Revenue of contracts according to actual inputs

Revenue from framework agreements for the performance of work according to actual inputs is recognized according to the hours invested.

Revenue of fixed price contracts

Revenue from fixed price contracts is recognized according to the completion rate method when all the following conditions are met: the revenue is known or can be estimated reliably, the collection of income is expected, the costs involved in performing the work are known or can be estimated, there is no material uncertainty about the Group’s ability to complete the work, and the customer and the completion rate can be reliably estimated.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

An impairment loss in respect of capitalized costs of obtaining a contract is recognized in profit or loss when the carrying amount of the asset exceeds the remaining amount of consideration that the Group expects to receive for the goods or services to which the asset relates, less the costs that relate directly to providing those goods or services and that have not been recognized as expenses.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Disaggregation of revenue

Service revenue includes contracts primarily for the provision of supplies and services other than design, development, customization, implementation, software maintenance and support and software updates associated with delivery of products or proprietary software. It may be a stand-alone service contract or a service performance obligation which is distinct from a contract or performance obligation for design, development, customization, support and upgrade or delivery of product. The Group’s service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the performance obligations are satisfied. The Group’s service contracts primarily include operation-type contracts, outsourcing, consulting, remote development services, digital advertising management, training and similar activities.

Revenue by products and services was as follows:

	Year ended December 31,
	2022	2021	2020

Proprietary software and related services	$659,470	$632,986	$509,109
Other products and third party	494,344	472,045	312,315
Services	1,418,543	1,299,345	1,112,494
	$2,572,357	$2,404,376	$1,933,918

Revenue by timing of revenue recognition was as follows:

	Year ended December 31,
	2022	2021	2020

Products and services transferred over time	$2,251,416	$2,072,841	$1,697,312
Products transferred at a point in time	320,941	331,535	236,606
	$2,572,357	$2,404,376	$1,933,918

14)	Government grants:

Government grants are recognized when there is reasonable assurance that the grants will be received, and the Group will comply with the attached conditions. Government grants received from the Office of the Israel Innovation Authority (“IIA”), are recognized upon receipt as a liability if future economic benefits are expected from the research project that will result in royalty-bearing sales.

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

The Group accounts for outstanding principal amount of debentures as a long-term liability, in accordance with IFRS 9, with current maturities classified as a short-term liability. The Group identifies and separates equity components contained in convertible debentures by first determining the liability component, in accordance with IAS 32, based on the fair value of an equivalent non-convertible liability. The conversion component valued is being determined to be the residual amount. Debt issuance costs are capitalized and reported as deferred financing costs, which are amortized over the life of the debentures using the effective interest rate method.

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

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Land and Buildings	2.5
Computers, software, and peripheral equipment	20 – 33
Office furniture and equipment	6 – 33 (mainly 7)
Motor vehicles	13 – 15 (mainly 15)

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

During the years ended December 31, 2022, 2021 and 2020, no such unrecoverable amounts were identified.

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

Years
Customer relationship, backlog and distribution rights	3 – 15
Brand names	5
Acquired technology	2 – 8
Patents	10

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Gains or losses arising from the derecognition of an intangible asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in profit or loss.

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

During the years ended December 31, 2022, 2021 and 2020, no impairment indicators were identified.

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

Investments in equity instruments do not meet the above criteria and accordingly are measured at fair value through profit or loss. Other financial assets held for trading such as derivatives, including embedded derivatives separated from the host contract, are measured at fair value through profit or loss unless they are designated as effective hedging instruments. In respect of certain equity instruments that are not held for trading, on the date of initial recognition, the Company made an irrevocable election to present subsequent changes in fair value in other comprehensive income, which changes would have otherwise been recorded in profit or loss. These changes will not be reclassified to profit or loss in the future, even when the investment is disposed of. Dividends from investments in equity instruments are recognized in profit or loss when the right to receive the dividends is established.

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

The Group evaluates at the end of each reporting period the loss allowance for financial debt instruments which are not measured at fair value through profit or loss. The Company distinguishes between two types of loss allowances:

i.	Debt instruments whose credit risk has not increased significantly since initial recognition, or whose credit risk is low – the loss allowance recognized in respect of this debt instrument is measured at an amount equal to the expected credit losses within 12 months from the reporting date; or

ii.	Debt instruments whose credit risk has increased significantly since initial recognition, and whose credit risk is not low – the loss allowance recognized is measured at an amount equal to the expected credit losses over the instrument’s remaining term.

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

When there is a modification to the terms of an existing financial liability, the Group evaluates whether the modification is substantial.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

22)	Hedge accounting:

Derivative financial instruments designated as hedges:

From time to time, the Group enters into contracts for derivative financial instruments such as forward currency contracts and interest rate swaps to hedge risks associated with foreign exchange rate and interest rate fluctuations. Any gains or losses arising from changes in the fair values of derivatives that do not qualify for hedge accounting are recorded immediately in profit or loss.

Hedges qualify for hedge accounting, among others, when at inception of the hedging relationship there is a formal designation and documentation of the hedging relationship and of the Group’s risk management objective and strategy for undertaking the hedge. Hedges are assessed on an ongoing basis to determine whether they are highly effective during the reporting period for which the hedge is designated. Hedges are accounted for as follows:

i)	Fair value hedges:

The change in the fair value of the derivative (the hedging item) and the hedged item is recognized in profit or loss. For fair value hedges relating to hedged items carried at amortized cost, the adjustment to the carrying amount is amortized to profit or loss over the remaining term to maturity. Any adjustment of the hedged financial instrument for which the effective interest rate method is used, is recognized in profit or loss. If the hedged item is derecognized, the unamortized changes to fair value are recognized immediately in profit or loss.

ii)	Cash flow hedges:

The effective portion of the change in the fair value of the hedging instrument is recognized in other comprehensive income (loss) while any ineffective portion is recognized immediately in profit or loss.

Amounts recognized as other comprehensive income (loss) are reclassified to profit or loss when the hedged transaction affects profit or loss, such as when interest income or expense is recognized or when a forecasted transaction occurs. Where the hedged item is a non-financial asset or liability, their cost also includes the gain (loss) from the hedging instrument.

The Company discontinues hedge accounting prospectively only when the hedge relationship, in whole or in part, ceases to meet the qualifying criteria (after taking into account any rebalancing of hedge relationship, if applicable), including instances when the hedging instrument expires or is sold, terminated or exercised (or if the hedge designation is reversed). When the Company discontinues hedge accounting, amounts accumulated in the cash flow hedge reserve remain in the cash flow hedge reserve until the future cash flows occur or are reclassified to profit or loss if the hedged future cash flows are no longer expected to occur.

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

From time to time, the Group enters into contracts for derivative financial instruments such as forward currency contracts and options contracts to hedge risks associated with foreign exchange rates resulting from international activities and interest rate fluctuations. The derivative instruments primarily hedge or offset exposures to Euro, New Israeli Shekel (“NIS”), British Pound and Japanese Yen and exchange rate fluctuations.

The Group’s options and forward contracts do not qualify for hedging accounting. Any gains or losses arising from changes in the fair values of the derivatives are recorded immediately in profit or loss as financial income or expense.

27)	Employee benefit liabilities:

The Group maintains several employee benefit plans:

i.	Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve (12) months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made. The short-term employee benefit liability in the statement of financial position is measured on an undiscounted basis.

ii.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

Formula’s and its Israeli subsidiaries and associates accounted for at equity (as defined with respect to their Israeli employee contribution plans pursuant to section 14 of Israel’s Severance Pay Law, 1963 (the “Severance Pay Law”)) pay fixed contributions to those plans and will have no legal or constructive obligation to pay further contributions if the fund into which those contributions are paid does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee’s services.

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

Severance expenses for the years 2022, 2021 and 2020 were $51,897, $48,331 and $35,897, respectively.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

28)	Share-based payment transactions:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

30)	Concentration of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term deposits, restricted cash, trade receivables and foreign currency derivative contracts.

The majority of the Group’s cash and cash equivalents, deposits, marketable securities and other financial instruments are invested with major banks in Israel, the United States and across Europe. Management believes that these financial instruments are held in financial institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments. Cash and cash equivalents and short-term deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these banks deposits may be redeemed upon demand and therefore bear minimal risk.

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

The Group maintains an allowance for credit losses based upon management’s experience and estimate of collectability of each outstanding invoice. The allowance for credit losses is determined with respect to specific debts or which collection is doubtful. The risk of collection associated with accounts receivable is mitigated by the diversity and number of customers.

Bad debt expense, net for the years ended December 31, 2022, 2021 and 2020 was $3,022, $1,333 and $3,188 respectively.

From time to time, the Group enters into foreign exchange forward and option contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to offset a portion of the Group’s non-dollar currency exposure (see Note 2 (26) above).

31)	Liquidity risk:

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

32)	Changes in accounting policies – initial adoption of new financial reporting and accounting standards:

1.	Amendment to IAS 16, “Property, Plant and Equipment”:

In May 2020, the IASB issued an amendment to IAS 16, “Property, Plant and Equipment” (the “Amendment”). The Amendment prohibits a company from deducting from the cost of property, plant and equipment (“PP&E”) consideration received from the sales of items produced while the company is preparing the asset for its intended use. Instead, the company should recognize such consideration and related costs in profit or loss.

The Amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Amendment is applied retrospectively, but only to items of PP&E made available for use on or after the beginning of the earliest period presented in the financial statements in which the company first applies the Amendment.

The cumulative effect of initially applying the Amendment is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as applicable) at the beginning of the earliest period presented.

The application of the Amendment did not have a material impact on the Company’s financial statements.

2.	Amendment to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”:

In May 2020, the IASB issued an amendment to IAS 37, regarding which costs a company should include when assessing whether a contract is onerous (“the Amendment”).

According to the Amendment, costs of fulfilling a contract include both the incremental costs (for example, raw materials and direct labor) and an allocation of other costs that relate directly to fulfilling a contract (for example, depreciation of an item of property, plant and equipment used in fulfilling the contract).

The Amendment is effective for annual periods beginning on or after January 1, 2022 and applies to contracts for which all obligations in respect thereof have not yet been fulfilled as of January 1, 2022. The application of the Amendment does not require the restatement of comparative data for property, plant and equipment. Instead, the opening balance of retained earnings on the initial application date is adjusted for the cumulative effect of the Amendment.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The application of the Amendment did not have a material impact on the Company’s financial statements.

3.	Amendments to IFRS 3, “Business Combinations”:

In May 2020, the IASB issued Amendments to IFRS 3, “Business Combinations – Reference to the Conceptual Framework”, which are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements with a reference to the Conceptual Framework for Financial Reporting, which was issued in March 2018, without significantly changing its requirements.

The IASB added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately.

The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine at the acquisition date whether as a result of a past event, a present obligation exists or whether the event that creates an obligation to pay the levy occurred by the acquisition date.

The Amendments also clarify that contingent assets do not qualify for recognition at the acquisition date.

The Amendments are applied prospectively for annual reporting periods beginning on or after January 1, 2022.

The application of the Amendments did not have a material impact on the Company’s financial statements.

4.	Annual improvements to IFRSs 2018-2020:

In May 2020, the IASB adopted certain amendments in the context of the Annual Improvements to IFRSs 2018-2020 Cycle. The main amendment is to IFRS 9, “Financial Instruments” (the “Amendment”). The Amendment clarifies which fees a company should include in the “10% test” described in paragraph B3.3.6 of IFRS 9 when assessing whether the terms of a debt instrument that has been modified or exchanged are substantially different from the terms of the original debt instrument.

According to the Amendment, fees paid net of any fees received that are included in the cash flows are only those fees paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

The Amendment is effective for annual periods beginning on or after January 1, 2022. The Amendment is applied to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the Amendment, that is from January 1, 2022.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

33)	Disclosure of new standards in the period prior to their adoption:

i.	Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” regarding the criteria for determining the classification of liabilities as current or non-current (the “Original Amendment”). In October 2022, the IASB issued a subsequent amendment (the “Subsequent Amendment”).

According to the Subsequent Amendment:

●	Only covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current.

●	An entity should provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months from the reporting date. This disclosure is required to include information about the covenants and the related liabilities. The disclosures must include information about the nature of the future covenants and when compliance is applicable, as well as the carrying amount of the related liabilities. The purpose of this information is to allow users to understand the nature of the future covenants and to assess the risk that a liability classified as non-current could become repayable within twelve months. Furthermore, if facts and circumstances indicate that an entity may have difficulty in complying with such covenants, those facts and circumstances should be disclosed.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. Early application is permitted.

The Company estimates that the Amendments are not expected to have a material impact on its financial statements.

ii.	Amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors”:

In February 2021, the IASB adopted an amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors” (the “Amendment”), which introduces a new definition of “accounting estimates”.

Accounting estimates are defined as “monetary amounts in financial statements that are subject to measurement uncertainty”. The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Early application is permitted.

The Company estimates that the Amendment is not expected to have a material impact on its financial statements.

iii.	Amendment to IAS 12, “Income Taxes”:

In May 2021, the IASB issued an amendment to IAS 12, “Income Taxes” (“IAS 12”), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 (the “Amendment”).

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the “initial recognition exception”. The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

The Amendment applies for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. In relation to leases and decommissioning obligations, the Amendment is to be applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment should be recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The Company estimates that the initial application of the Amendment is not expected to have a material impact on its financial statements.

iv.	Amendment to IAS 1 - Disclosure of Accounting Policies:

In February 2021, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (the “Amendment”), which replaces the requirement to disclose ’significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. One of the main reasons for the Amendment is the absence of a definition of the term ’significant’ in IFRS whereas the term ‘material’ is defined in several standards and particularly in IAS 1.

The Amendment is applicable for annual periods beginning on or after January 1, 2023. Early application is permitted.

The Company estimates that the Amendment is not expected to have a material impact on its financial statements.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Amendment to IFRS 16, “Leases”:

In September 2022, the IASB issued an amendment to IFRS 16, “Leases” (the “Amendment”), which provides guidance on how a seller-lessee should measure the lease liability arising in a sale and leaseback transaction with variable lease payments that do not depend on an index or rate. The seller-lessee has to choose between two accounting policies for measuring the lease liability on the inception date of the lease. The accounting policy chosen must be applied consistently.

The Amendment is applicable for annual periods beginning on or after January 1, 2024. Early application is permitted. The Amendment is to be applied retrospectively.

The Company estimates that the Amendment is not expected to have a material impact on its financial statements.

34)	Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year’s presentation.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

i.	Formula

a.	Acquisition of Shamrad Electronic (1997) Ltd (“Shamrad”)

On October 2, 2022, the Company directly acquired all of the share capital of Shamrad. Shamrad is an Israeli private company, engaged in the supply, integration and installation of computer communication infrastructures, announcement and alarm systems and electronic security systems. Shamrad represents several companies in the field of security: ATI systems – sirens, Garrett – Metal detectors, Kopp – Ferro Magnetic detectors for MRI rooms. The total consideration to be paid for the acquisition amounted to approximately NIS 9,412 (approximately $2,657), with NIS 7,065 (approximately $1,994) paid in cash, or approximately NIS 8,555 (approximately $2,415) net of acquired cash. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. The results of Shamrad’s operations have been included in the consolidated financial statements since October 2022.

The following table summarizes the estimated fair values allocated to Shamrad’s assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$(404)
Other long-term assets	173
Liabilities in respect of business combinations	(662)
Backlog	837
Deferred tax liabilities, net	(140)
Goodwill	1,948

Total assets acquired net of acquired cash	$1,752

b.	Acquisition of ZAP Group Ltd. (“ZAP Group”)

On April 6, 2021 (the “Zap Group acquisition date”), the Company directly acquired 100% of the share capital of Zap Group, Israel’s largest group of consumer websites which manages more than 20 leading consumer websites from diverse content worlds. The websites managed and offered by Zap provide small and medium-sized businesses in Israel with a broad and rich advertising platform and offer consumers a user-friendly search experience with a variety of advanced tools, which enable them to make educated purchase decisions in the best and most informed way. The cash consideration paid at the closing amounted to approximately NIS 244,169 (approximately $74,350), or approximately NIS 216,172 (approximately $65,825) net of acquired cash. Moreover, the former shareholders of Zap Group are entitled to contingent consideration payments of up to NIS 60,000 (approximately $18,270) depending on the future results of operations of Zap Group during the first two years following the acquisition. The fair value of such contingent consideration, as of the acquisition date amounted to NIS 3,577 (or $ 1,089). For the year ended December 31, 2022, the fair value of such contingent consideration amounted to $0. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. The results of Zap Group’s operations have been included in the consolidated financial statements since April 2021.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes as of the acquisition date the estimated consideration for the acquisition of Zap Group:

Cash consideration	$74,350
Acquisition date fair-value of contingent consideration	1,089

Total consideration	$75,439

The following table summarizes the estimated fair values allocated to Zap Group’s assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$(7,171)
Other long-term assets	8,735
Other long-term liabilities	(4,565)
Customer relationships	39,152
Trade names	8,642
Deferred tax liabilities	(10,984)
Non-controlling interests in acquiree’s subsidiary	(1,384)
Goodwill	33,400

Total assets acquired net of acquired cash	$65,825

ii.	Sapiens

Acquisition of I.T Cognitive Ltd (“Cognitive”):

On May 19, 2022, Sapiens completed the acquisition of 100% of the outstanding shares of Cognitive, an Israeli company which provides digital transformation solutions, for a total cash consideration of $3,466.

Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statements of statement of profit or loss.

The following table summarizes the estimated fair values allocated to Cognitive’ s assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$116
Customer relations	345
Acquired technology	1,320
Deferred tax liabilities	(437)
Goodwill	2,122

Total assets acquired net of acquired cash	$3,466

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

iii.	Magic Software

a.	Acquisition of Appush Ltd. (formerly known as Vidstart Ltd.) (“Appush”)

On January 27, 2022, Magic Software acquired 50.1% of Appush Ltd. (formerly known as Vidstart Ltd.) (“Appush”), a provider of a video advertising platform that offers personalized automated methods and real-time smart optimization, helping its clients achieve high yields in the competitive digital ecosystem. According to the share purchase agreement, Magic Software is committed to purchase the remainder of Appush’s shares in two tranches: 30% on April 1, 2022 and 19.9% on April 1, 2023. Magic Software’s commitment to purchase all of the outstanding share capital of Appush as of the closing date was accounted for as a financial liability measured at fair value in the amount of $10,450. As of the closing date the estimated total consideration for the acquisition of all of the outstanding share capital of Appush amounted to $21,492, or approximately $19,944, net of acquired cash (of which $11,043 was paid in cash at closing, or approximately $9,495 net of acquired cash). The fair value of the financial liability referring to the purchase of the remaining 49.9% interest in Appush amounted as of December 31, 2022 to approximately $8,560.

Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. The acquisition was accounted for according to the purchase method. Appush’s results of operations have been included in the consolidated financial statements commencing January 27, 2022.

The following table summarizes the estimated fair values allocated to the Appush acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(1,047)
Customer relations	5,168
Acquired technology	2,276
Deferred tax liabilities	(1,713)
Liabilities in respect of business combinations	(10,450)
Goodwill	15,261

Total assets acquired, net of acquired cash	$9,495

b.	Acquisition of The Goodkind Group, LLC (“TGG”):

On August 23, 2022 (the “TGG Acquisition Date”), Magic Software acquired 100% of TGG’s outstanding share capital for a total consideration of $11,629 or approximately $11,482 net of acquired cash (of which approximately $7,993 was paid upon closing, or approximately $7,846 net of cash acquired). TGG provides permanent and temporary staffing services in various sectors including: Information Technology, Accounting & Finance, Digital Media, Marketing, Human Resource, Financial Services. With On-Site programs and sourcing models TGG solutions include functions which differ from standard staffing companies. TGG provides assistance in the areas of compensation design and development, employee opinion surveys, employment policies and practices, performance management, regulatory and compliance issues and succession planning.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The remainder constitutes a deferred payment payable in 2023 (approximately $2,765) and 2024 (approximately $870).

Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. The acquisition was accounted for according to the purchase method. TGG’s results of operations have been included in the consolidated financial statements since TGG Acquisition Date.

The following table summarizes the estimated fair values(1) allocated to the TGG acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$3,177
Customer relations	3,901
Liabilities in respect of business combinations	(3,635)
Goodwill	4,404

Total assets acquired, net of acquired cash	$7,847

(1)	The estimated fair values of the tangible and intangible assets in respect of the acquisition of TGG are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value that appear are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

c.	Acquisition of Intrabases SAS (“Intrabases”):

On July 1, 2022 (the “Intrabases Acquisition Date”), Magic Software acquired Intrabases SAS, a provider of IT professional services based in Nantes, France. The consideration for the transaction was comprised solely of cash in an amount of approximately $3,428, or approximately $2,981 net of acquired cash.

Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. The acquisition was accounted for according to the purchase method. Intrabases’ results of operations have been included in the consolidated financial statements since the Intrabases Acquisition Date.

The following table summarizes the estimated fair values allocated to the Intrabases acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$120
Acquired technology	429
Customer relations	1,145
Deferred tax liabilities	(520)
Goodwill	1,807

Total assets acquired, net of acquired cash	$2,981

d.	During 2022 Magic Software concluded two separate asset purchase agreements each meeting the definition of a “business” and as such were deemed as “business combinations” in accordance with IFRS 3. These aforementioned acquisitions were immaterial, both individually and in the aggregate. The total consideration paid for these acquisitions amounted to approximately $1,753. The estimated fair values allocated to customer relations, net of deferred tax liability and goodwill amounted to $1,163 and $898, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

e.	Acquisition of EnableIT, LLC (“EnableIT”)

On April 1, 2021 (the “EnableIT Acquisition Date”), Magic Software completed the acquisition of all of the share capital of EnableIT, a U.S.-based services company, specializes in IT staffing and recruiting, for a total consideration of $6,000 (or $5,900 net of acquired cash) of which $4,000 was paid upon closing and the remaining $2,000 was paid in two equal installments: one in April 1, 2022 and the second and final one in April 1, 2023. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. The acquisition was accounted for according to the purchase method. EnableIT’s results of operations have been included in the consolidated financial statements since the EnableIT Acquisition Date

The following table summarizes the estimated fair values allocated to the EnableIT acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

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

f.	Acquisition of Menarva Ltd. (“Menrava”)

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

The acquisition was accounted for according to the purchase method. Menrava’s results of operations were included in the consolidated financial statements of the Company commencing of the Menarva Acquisition Date.

The following table summarizes the estimated fair values allocated to the Menarva acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

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

g.	Acquisition of 9540 Y.G. Soft IT Ltd. (“Soft IT”)

On January 1, 2021 (the “SoftIT Acquistion Date”), Magic Software, through one of its Israeli subsidiaries, acquired 60% of the shares of Soft IT, an Israel-based services company which specializes in outsourcing of software development services, for a total consideration of up to $1,134 (or $843 net of acquired cash), of which $367 was paid upon closing, $256 was paid in July 2021, $257 was paid in April 2022 and with the remaining amount constitutes a contingent payment depending on the future operating results achieved by Soft IT. The fair value of the contingent consideration as of the acquisition date amounted to $510. In addition, both Magic Software and Soft IT’s minority shareholder hold mutual call and put options, respectively, for the remaining 40% interest. Thus, the noncontrolling interests were classified as redeemable noncontrolling interests. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. The acquisition was accounted for according to the purchase method. Soft IT’s results of operations were included in the consolidated financial statements of the Company commencing on the SoftIT Acquistion Date.

The following table summarizes the estimated fair values allocated to the Soft IT acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(402)
Customer relationships	1,150
Deferred taxes	(264)
Redeemable non-controlling interests	(719)
Goodwill	967

Total assets acquired, net of acquired cash	$732

The excess of purchase consideration over the fair value of net tangible and intangible assets acquired was recorded as goodwill. The goodwill from the acquisition of Soft IT is primarily attributable to potential synergies with Magic Software, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

iv.	Matrix IT

a.	Sale of Infinity Labs R. & D. Ltd. (“Infinity”)

On April 24, 2022, Matrix IT concluded the sale of 45.2% of the issued and share capital of Infinity Labs R. & D. Ltd. (“Infinity”) for a total consideration of NIS 154,469 (approximately $46,165). Following the transaction Matrix IT’s remaining interest in Infinity’s outstanding share capital amounted to 4.9% of Infinity’s outstanding share capital. As a result of the transaction, the Company recognized a capital gain (before tax), in the amount of approximately NIS 148,102 (approximately $44,260), including NIS 16,745 (approximately $5,004) recorded with respect to the revaluation of the Matrix IT remaining share interest in Infinity. In accordance, as of the second quarter of 2022, Infinity’s financial results of operations were not consolidated in the Company’s financial statements and the remaining share interest of 4.9% in Infinity’s outstanding share capital was measured at fair value with subsequent changes in the fair value of the investment recognized in profit or loss.

b.	Acquisition of RDT Equipment and Systems (1993) Ltd., Asio Vision Ltd. and R.S.A. Test Systems Industry Ltd. (Collectively “RDT”)

On June 19, 2022, Matrix IT, through Matrix Integration and Infrastructure Ltd., Matrix IT’s wholly owned subsidiary, acquired all of the share capital of RDT for cash consideration of NIS 44,012 (approximately $12,720), or NIS 41,006 (approximately $11,851) net of acquired cash. As part of the purchase agreement, the sellers may be entitled to additional future consideration contingent upon RDT meeting certain future operating profit targets. As of the acquisition date, Matrix IT estimates the future value of the contingent consideration at NIS 14,751 (approximately $4,263). RDT provides services in the field of multimedia systems. RDT markets software solutions and systems for a wide range of technologies, including control and automation solutions, test and measurement equipment, advanced technological solutions for testing data communication, EMC products, radio frequency (RF) and microwaves components, and serves, among other things, as a representative in Israel for dozens of international software and hardware vendors. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. RDT’s results of operations were included in the consolidated financial statements of the Company commencing July 2022.

The following table summarizes the provisional estimated fair values (1) allocated to the RDT acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$529
Inventories	2,513
Property, plant and equipment	669
Intangible assets	3,470
Deferred taxes	(115)
Credit from banks	(1,388)
Other long-term liabilities	(62)
Liabilities in respect of business combinations	(4,263)
Goodwill	10,498

Total assets acquired net of acquired cash	$11,851

(1)	The estimated fair values of the tangible and intangible assets in respect of the acquisition of RDT are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value that appear are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

c.	Acquisition of AVB Technologies Ltd. (“AVB Technologies”)

On October 5, 2021, Matrix IT, through Matrix Integration and Infrastructure Ltd., Matrix’s wholly owned subsidiary, acquired 60% of the share capital of AVB Technologies for cash consideration of NIS 4,626 (approximately $1,433), or NIS 4,068 (approximately $1,260) net of acquired cash. As part of the purchase agreement, the sellers may be entitled to additional future consideration contingent upon AVB Technologies meeting certain future operating profit targets. As of the acquisition date, Matrix IT estimated the future value of the contingent consideration at NIS 2,063 (approximately $639). AVB Technologies provides services in the field of multimedia systems. AVB Technologies’ services vary from constructing multimedia systems for meeting rooms to video conference rooms, state of the art digital display solutions, video walls, command and control management rooms, advanced audio solutions and advanced display solutions. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. AVB Technologies’ results of operations were included in the consolidated financial statements of the Company commencing October 2021.

The following table summarizes the estimated fair values allocated to AVB Technologies’ acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$234
Other long-term assets	100
Intangible assets	972
Deferred taxes	(224)
Other long-term liabilities	(1,094)
Non-controlling interests	(320)
Goodwill	1,592

Total assets acquired net of acquired cash	$1,260

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

d.	Acquisition of I.T.D. Group Ltd. (“I.T.D. Group”)

On April 29, 2021, Matrix IT acquired 75% of the share capital of the I.T.D. Group for cash consideration of NIS 5,750 (approximately $1,771) or NIS 4,141 net of acquired cash (approximately $1,276). As part of the purchase agreement, the sellers may still be entitled to future additional consideration contingent upon I.T.D. Group achieving certain future operating profit targets. As of the acquisition date, Matrix IT estimates the future value of the contingent consideration at NIS 223 (approximately $69). Matrix IT also holds a future call option to purchase the remaining 25% of I.T.D. Group’s share capital. I.T.D. Group is a leading provider of software development, regulation and cybersecurity services for the healthcare industry in Israel, assisting companies to: design and develop innovative solutions, services, and desktop, mobile, and cloud-based apps; ensure rock-solid cybersecurity and privacy in compliance with HIPAA/GDPR standards; and manage FDA/CE submissions. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. I.T.D Group’s results of operations were included in the consolidated financial statements of the Company commencing May 2021.

The following table summarizes the estimated fair values allocated to I.T.D Group’s acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$98
Other long-term assets	179
Intangible assets	901
Deferred taxes	(207)
Liabilities in respect of business combination	(818)
Other long-term liabilities	(137)
Redeemable non-controlling interests	(145)
Goodwill	1,405

Total assets acquired net of acquired cash	$1,276

e.	Acquisition of SQ Service Quality Ltd. (“SQ Service Quality”)

On April 5, 2021, Babcom Centers Ltd., a subsidiary of Matrix IT, acquired 60% of the share capital of SQ Service Quality for cash consideration of NIS 4,043 (approximately $1,218) or NIS 2,734 net of acquired cash (approximately $822). As part of the purchase agreement, the sellers may still be entitled to future additional consideration contingent upon SQ Service Quality achieving certain future operating profit targets. Matrix IT and SQ Service Quality’s minority shareholder hold mutual call and put options for the remaining 40% interest in SQ Service Quality. SQ Service Quality has been active for more than a decade and it accompanies organizations and companies in service quality improvement processes. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. SQ Service Quality’s results of operations were included in the consolidated financial statements of the Company commencing April 2021.

The following table summarizes the estimated fair values allocated to the SQ Service Quality acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$84
Other long-term assets	63
Intangible assets	431
Deferred taxes	(99)
Other long-term liabilities	(3)
Redeemable non-controlling interests	(555)
Goodwill	901

Total assets acquired net of acquired cash	$822

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

f.	Acquisition of A.A Engineering Ltd. (“A.A Engineering”)

On April 5, 2021, Dana Engineering Ltd. (a subsidiary of Matrix IT), acquired 75% of the share capital of A.A Engineering for NIS 10,490 (approximately $3,160) or NIS 9,289 net of acquired cash (approximately $2,797). As part of the purchase agreement, the sellers may be entitled to future additional consideration contingent upon A.A Engineering achieving certain future operating profit targets. As of the acquisition date, Matrix IT estimates the future value of the contingent consideration at NIS 474 (approximately $143). Matrix IT holds a call option for the remaining 25% share interest in A.A Engineering. Since 1973, A.A Engineering specializes in planning, management, coordination and supervision work in civil engineering projects serving a wide range of customers, both from institutions and public bodies and from leading companies in the Israeli economy.

Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. A.A Engineering’s results of operations were included in the consolidated financial statements of the Company commencing April 2021.

The following table summarizes the estimated fair values allocated to A.A Engineering’s acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$389
Other long-term assets	104
Intangible assets	1,139
Deferred taxes	(262)
Other long-term liabilities	(260)
Non-controlling interests	(527)
Goodwill	2,214

Total assets acquired net of acquired cash	$2,797

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

v.	Michpal

a.	Acquisition of Formally Smart Form System Ltd. (“Formally”)

On February 16, 2022, Michpal acquired 70% of the share capital of Formally, for a total consideration of NIS 44,833 (approximately $14,415) or NIS 43,768 (approximately $14,073) net of acquired cash. Michpal and the seller hold mutual call and put options, respectively, for the remaining 30% share interest in Formally. The options can be exercised during every year starting from January 1, 2023 in 3 equal portions of 10% each and for a period of 3 years thereafter (i.e. 10% of Formally’s outstanding share capital as of 1.1.23 and for a period of 3 years thereafter; 10% as of 1.1.24 and for a period of 3 years thereafter and 10% as of 1.1.24 and for a period of 3 years thereafter).The fair value of the put option measured on the acquisition date amounted to NIS 6,104 (approximately $1,936). Formally is an Israeli-based company and the creator of Formally Smart Form platform – a central server platform for managing knowledge and work processes, and for producing digital forms combined with a legally-binding eSignature technology allowing customers to create impressive documents in minutes and get them signed in a snap. Formally offers a variety of proprietary computerized and advanced tools for managing business processes trusted by Israel’s largest financial, banking, and insurance enterprises. Its “no-code” platform, allows to convert outdated forms into a digital process for any company freeing IT teams from ongoing maintenance issues and enables employees across the organization to deliver new digital products quickly and efficiently. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. Formally’s results of operations were included in the consolidated financial statements of the Company commencing February 16, 2022.

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilites excluding cash acquired	$(521)
Other long-term assets	82
Acquired technology	2,468
Customer relations	6,727
Deferred tax liabilities	(2,008)
Other long-term liabilities	(548)
Non-controlling interests	(1,963)
Goodwill	9,836

Total assets acquired net of acquired cash	$14,073

vi.	ZAP Group:

a.	Acquisition of N.C Marketing and Advertising Ltd. (“Safra digital marketing”) and Marcomit Ltd. (“Marcomit”)

During December 2022, Zap Group concluded the acquisition of 51% of the outstanding share capital of N.C Marketing and Advertising Ltd. (also known as “Safra digital marketing”) and 51% of the outstanding share capital of Marcomit Ltd. (“Marcomit”). Safra digital marketing is an Israeli company specializing in social media services including Facebook, Instagram and Tik-tok. Marcomit is an Israeli company specializing in digital branding for large enterprises including advanced branding materials for media and digital advertising.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The total consideration paid for these acquisitions amounted to approximately $3,532, or $2,819 net of acquired cash. As part of the purchase agreements, the sellers of Safra digital marketing and Marcomit may be entitled to additional future consideration contingent upon meeting certain future operating profit targets. The fair value of such contingent considerations, as of the acquisition dates, amounted to $708. In addition, Zap and the minority shareholders of Safra digital marketing and Marcomit hold mutual call and put options for the remaining 49% interest. The fair value of the put options measured on the acquisition date amounted to approximately $4,021. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. The results of operations of Safra digital marketing and Marcomit have been included in the consolidated financial statements since their respective acquisition dates. The provisional estimated fair values allocated to customer relations, net of deferred tax liability and goodwill, amounted to $2,745 and $1,891, respectively.

b.	Acquisition of the remaining rights in Winhelp Ofran partnership

In February 2022, Zap Group acquired 49.9% of the rights in its controlled partnership, Winhelp Ofran, a provider of digital advertising solutions for domestic travel businesses in Israel, for consideration of NIS 11,000 (approximately $3,537), pursuant to which, Zap Group owns the entire rights in Winhelp Ofran partnership.

vii.	Insync Staffing:

On December 12, 2022, Insync Staffing acquired all of the outstanding share capital of Bear Staffing Services Corporation (“Bear Staffing”), a corporation duly organized under the laws of the State of Florida, for a total consideration of $7,737 (excluding $8,646 of acquired cash) with $5,276 paid in cash at closing, $589 paid in March 2023 and deferred payments of $957 and $915, respectively due on the first and second anniversaries of the closing date. Bear Staffing Corporation is a staffing agency providing talent for industries such as manufacturing, distribution, and call centers. Since its inception, Bear Staffing Corporation has provided more than 50,000 employees to over 2,000 employers across the United States. Leveraging leading-edge recruiting technology and their recruiting model, Bear Staffing has been able to find, attract, place, and retain talent for their clients nationwide. As a staffing agency that specializes in high-volume industries and skill sets, Bear Staffing’s objective is to provide targeted and efficient staffing solutions to meet the specific needs of its clients.

Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. Bear Staffing’s results of operations were included in the consolidated financial statements of the Company commencing December 12, 2022.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the provisional estimated fair values (1) of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$11
Customer relations	1,969
Dividend to former shareholder	(7,327)
Liabilities due to acquisitions	(2,461)
Goodwill	4,438

Total assets acquired net of acquired cash	$(3,370)

(1)	The estimated fair values of the tangible and intangible assets in respect of the acquisition of Bear Staffing are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value that appear are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

NOTE 4:- CASH AND CASH EQUIVALENTS

	December 31,
	2022	2021
Balance nominated in USD	$190,457	$155,045
Balance nominated in NIS	282,050	249,186
Balance nominated in other currencies	71,835	81,160
	$544,342	$485,391

NOTE 5:- PREPAID EXPESNES AND OTHER ACCOUNTS RECEIVAVABLE

The following table summarizes the composition of the Group’s prepaid expenses and other accounts receivable:

	December 31,
	2022	2021
Prepaid expenses and advances to suppliers	$42,190	$48,871
Government authorities	17,908	20,911
Employees	430	326
Related Parties	281	278
Others	3,726	1,732
	$64,535	$72,118

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 6:- long-term investments and receivables

	December 31,
	2022	2021
Prepaid expenses and deposits	$15,173	$17,139
Investments in financial assets designated at fair value through other comprehensive income	9,870	680
Trade receivables and unbilled receivables	5,379	2,960
Financial assets designated at fair value through profit or loss	4,856	35
Dividend preference derivative in TSG (see Note 8)	3,000	2,023
Others	707	839
	$38,985	$23,676

Note 7:- Fair value measurement

In determining fair value, the Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The Group’s financial assets and liabilities measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2021 and 2022:

	Fair value measurements
	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Financial assets at fair value through the other comprehensive income	9,408	-	462	9,870
Financial assets measured at fair value through profit or loss	738	-	4,762	5,500
Dividend preference derivative in TSG (1)	-	-	3,000	3,000
Foreign currency derivative contracts	-	109	-	109
	$10,146	$109	$8,224	$18,479

	Fair value measurements
	December 31, 2022
	Level 1	Level 2	Level 3	Total
Liabilities:
Put options of non-controlling interests	-	-	72,188	72,188
Contingent consideration in respect of business combination	-	-	30,635	30,635
	$-	$-	$102,823	$102,823

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 7:- Fair value measurement (Cont.)

	Fair value measurements
	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Dividend preference derivative in TSG (1)	-	-	2,023	2,023
Convertible bonds at fair value through profit or loss	-	1,142	-	1,142
Foreign currency derivative contracts	-	188	-	188
	$-	$1,330	$2,023	$3,353

Liabilities:
Put options of non-controlling interests	-	-	71,278	71,278
Contingent consideration in respect of business combination	-	-	24,495	24,495
	$-	$-	$95,773	$95,773

(1)	The fair value of dividend preference derivative in TSG was estimated using the Monte-Carlo simulation technique.

Note 8:- Investments in companies accounted for at equity

The following table summarizes the Group’s investments in companies accounted for at equity:

	December 31,
	2022	2021
TSG (Joint venture)	19,459	27,633
Other	1,287	1,267

	$20,746	$28,900

Investment in TSG

The Company holds directly a 50% share interest in the issued and outstanding share capital of TSG, a joint venture engaged in the fields of command-and-control systems, intelligence, homeland security and cyber security. The Company’s investment in TSG is reflected in the consolidated financial statements using the equity method of accounting. At the acquisition date the Company attributed an amount of $2,140 to a separate component of dividend preference derivative. The dividend preference derivative is measured at fair value through profit or loss and is presented in the consolidated statements of financial position under long-term investments and receivables.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 8:- Investments in companies accounted for at equity (Cont.)

a.	The following table summarizes the balances related to the Company’s investment in TSG in the consolidated statements of financial position:

	December 31,
	2022	2021
Investment in companies accounted for at equity method
Shares	11,291	18,391
Capital note	8,168	9,242
	$19,459	$27,633
Long-term investments and receivables
Dividend preference derivative at fair value through profit or loss	$3,000	$2,023

b.	The following table summarizes the changes in the fair value of TSG’s dividend preference derivative:

	December 31,
	2022	2021
Opening balance	$2,023	$1,707
Increase in fair value recognized in profit or loss	1,221	255
Currency exchange rate in other comprehensive income	(244)	61
Closing balance	$3,000	$2,023

c.	The following table summarizes the changes in the carrying amount of the Company’s investment in TSG:

January 1, 2020	$26,016
Company’s share of profit	1,318
Company’s share of other comprehensive income	(169)
December 31, 2020	$27,165

Company’s share of profit	340
Company’s share of other comprehensive income	128
December 31, 2021	$27,633

Company’s share of profit	(2,027)
Company’s share of other comprehensive income	(3,053)
Adjustments arising from translating financial statements from functional currency to presentation currency	(3,094)
December 31, 2022	$19,459

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 8:- Investments in companies accounted for at equity (Cont.)

d.	Summarized financial data of joint venture:

(i)	Summarized statements of financial position of TSG as of December 31, 2021 and 2022:

	December 31,
	2022	2021
Current assets	67,254	47,065
Non-current assets	65,627	27,557
Current liabilities	(33,527)	(25,167)
Non-current liabilities	(69,534)	(6,299)
Net assets	29,820	43,156
Accumulated cost of share-based payment	(1,705)	(1,282)
Total equity attributed to shareholders	$28,115	$41,874
	50%	50%
Share of equity in TSG	14,058	20,937
Excess of fair value over carrying amount	5,401	6,696
Total investment carrying amount	$19,459	$27,633

(ii)	Summarized operating results of TSG for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
Revenues	69,714	77,035	77,661
Net income	(2,780)	2,104	4,059
Other comprehensive income	(6,107)	255	(338)

Total comprehensive income	(8,887)	2,359	3,721

Company’s share in TSG	50%	50%	50%
	(4,444)	1,180	1,861
Amortization of excess cost of intangible assets net of tax	(637)	(712)	(712)
Company’s share of total comprehensive income	(5,081)	468	1,149

Company’s share of other comprehensive income	(3,053)	128	(169)
Company’s share of profit	(2,027)	340	1,318
	(5,081)	468	1,149

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- PROPERTY, PLANTS AND EQUIPMENT, NET

a.	Property, plants and equipment, net, are comprised of the following as of the below dates:

	Computers, furniture and equipment	Leasehold improvements	Motor vehicles	Software	Total
Cost:
Balance at January 1, 2022	$145,333	$41,911	$8,305	$2,546	$198,095
Entrance to consolidation	4,024	453	351	111	4,939
Purchases	17,298	4,675	368	114	22,455
Disposals	(10,735)	(418)	(560)	(25)	(11,738)
Loss of Control	(684)	(1,337)	-	-	(2,021)
Exchange rate differences from translation of foreign operations	(15,259)	(2,468)	(967)	(327)	(19,021)

Balance at December 31, 2022	$139,977	$42,816	$7,497	$2,419	$192,709

Accumulated depreciation:

Balance at January 1, 2022	$108,762	$25,444	$4,673	$2,330	$141,209
Entrance to consolidation	2,803	388	219	107	3,517
Depreciation	14,709	2,834	909	75	18,527
Disposals	(10,287)	(242)	(384)	(23)	(10,936)
Loss of Control	(308)	(971)	-	-	(1,279)
Exchange rate differences from translation of foreign operations	(9,805)	(2,691)	(573)	(231)	(13,300)

Balance at December 31,2022	$105,874	$24,762	$4,844	$2,258	$137,738

Depreciated cost at December 31, 2022	$34,103	$18,054	$2,653	$161	$54,971

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- PROPERTY, PLANTS AND EQUIPMENT, NET (Cont.)

	Computers, furniture and equipment	Leasehold improvements	Motor vehicles	Software	Total
Cost:
Balance at January 1, 2021	$137,947	$40,458	$8,571	$2,489	$189,465
Entrance to consolidation	6,913	1,687	420	8	9,028
Purchases	14,593	2,442	645	114	17,794
Disposals	(16,699)	(1,473)	(1,542)	(5)	(19,719)
Loss of Control	-	(2,288)	-	-	(2,288)
Exchange rate differences from translation of foreign operations	2,579	1,085	211	(60)	3,815

Balance at December 31, 2021	$145,333	$41,911	$8,305	$2,546	$198,095

Accumulated depreciation:

Balance at January 1, 2021	102,197	22,024	3,855	2,213	130,289
Entrance to consolidation	5,693	1,495	331	-	7,519
Depreciation	15,805	3,532	991	140	20,468
Disposals	(15,328)	(2,242)	(954)	(5)	(18,529)
Exchange rate differences from translation of foreign operations	395	635	450	(18)	1,462

Balance at December 31, 2021	$108,762	$25,444	$4,673	$2,330	$141,209

Depreciated cost at December 31, 2021	$36,571	$16,467	$3,632	$216	$56,886

b.	Depreciation expenses totaled $18,527, $20,468 and $16,513 for the years ended December 31, 2022, 2021 and 2020, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NotE 10:- Intangible Assets, Net

a.	Intangible assets, net, are comprised of the following as of the below dates:

	Customer relationship	Capitalized Software costs	Acquired technology	Other	Total
Cost:
Balance at January 1, 2022	$307,256	$289,506	$97,395	$12,906	$707,063
Entrance to consolidation	26,643	-	6,152	843	33,638
Purchases	-	14,732	1,181	-	15,913
Disposals	-	(415)	(1,204)	-	(1,619)
Exchange rate differences from translation of foreign operations	(23,920)	(20,785)	(3,187)	(1,479)	(49,371)

Balance at December 31, 2022	$309,979	$283,038	$100,337	$12,270	$705,624

Accumulated depreciation:

Balance at January 1, 2022	154,112	243,264	64,381	3,370	465,127
Depreciation	26,668	11,562	9,986	1,285	49,501
Disposals	-	(416)	(1,205)	-	(1,621)
Exchange rate differences from translation of foreign operations	(11,213)	(17,157)	(1,319)	(420)	(30,109)

Balance at December 31,2022	$169,567	$237,253	$71,843	$4,235	$482,898

Depreciated cost at December 31, 2022	$140,412	$45,785	$28,494	$8,035	$222,726

	Customer relationship	Capitalized Software costs	Acquired technology	Other	Total
Cost:
Balance at January 1, 2021	$253,064	$269,374	$96,754	$3,657	$622,849
Entrance to consolidation	51,348	-	-	9,126	60,474
Purchases	249	14,272	1,070	-	15,591
Exchange rate differences from translation of foreign operations	2,595	5,860	(429)	123	8,149

Balance at December 31, 2021	$307,256	$289,506	$97,395	$12,906	$707,063

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NotE 10:- Intangible Assets, Net (Cont.)

	Customer relationship	Capitalized Software costs	Acquired technology	Other	Total
Balance at January 1, 2021	$125,577	$218,762	$52,107	$2,380	$398,826
Depreciation	25,960	19,697	12,096	931	58,684
Exchange rate differences from translation of foreign operations	2,575	4,805	178	59	7,617

Balance at December 31,2021	$154,112	$243,264	$64,381	$3,370	$465,127

Depreciated cost at December 31, 2021	$153,144	$46,242	$33,014	$9,536	$241,936

b.	Amortization expenses totaled $49,501, $58,611, and $44,586 for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 11:- Goodwill

The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2021:

	December 31,
	2022	2021
Opening balance	$932,854	$872,424
Acquisition of subsidiaries	52,651	49,416
Classifications	(1,502)	1,585
Foreign currency translation adjustments	(57,842)	9,429
Closing balance	$926,161	$932,854

The Group performed annual impairment tests as of December 31, 2022, 2021 and 2020 and did not identify any impairment losses (see Note 2(20)).

Note 12:- short term Liabilities to banks and others

	December 31,		December 31,
	2022		2022	2021
	Interest rate
	%	Currency

Current maturities of long-term loans from banks and other financial institutions (Note 14)	1.4 - Prime + 1.5	NIS	78,883	85,280
Commercial securities not listed	Prime+ 0.5	NIS	56,834	64,309
Short-term bank loans and credit line	1.6-4	NIS and USD	13,168	22,070
Current maturities of long-term loans from banks (Note 14)	2.1%+LIBOR-SOFR+2.25%	NIS Linked to USD	8,908	3,950
Short-term interest on long-term loans from other financial institutions	2.6 - Prime + 1.5	NIS	89	87
			$157,882	$175,696

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 13:- other accounts payable

Other accounts payable are comprised of the following as of the below dates:

	December 31,
	2022	2021
Government institutions	$43,955	$39,480
Accrued expenses and other current liabilities	42,385	40,931
	$86,340	$80,411

Note 14:- Long term Liabilities to Banks and Others

a.	Long term liabilities to banks and others are comprised of the following as of the below dates:

		Long-term liabilities	Current maturities	Long-term liabilities net of current maturities	Total long-term liabilities net of current maturities
Interest rate %	Currency	December 31, 2022			December 31, 2021
1.4%-5%	NIS (Unlinked)	167,258	78,726	$88,532	$145,979
2.1%+LIBOR-SOFR+2.25%	USD (Unlinked) and NIS Linked to USD	36,407	9,065	27,342	11,250
		203,665	87,791	$115,874	$157,229

b.	Maturity dates:

	December 31,
	2022	2021
First year (current maturities)	$87,791	$89,230
Second year	67,956	76,627
Third year	32,430	51,835
Fourth year	9,998	22,716
Fifth year and thereafter	5,490	6,051
	$203,665	$246,459

c.	Details of liens, guarantees and credit facilities are described in Note 20.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- DEBENTURES

The Group’s liabilities under debentures are attributable to debentures issued by Formula, Sapiens and Matrix. The debentures are all listed for trading on the Tel-Aviv Stock Exchange.

a.	Debentures are comprised of the following as of the below dates:

	Effective Interest rate	Currency	Par value in issuance currency	Par Value	Unamortized debt premium (discount) and issuance costs, net	Current maturities	Total long-term debentures, net of current maturities	Short-term accrued interest	Total short-term and long-term debentures
	%			December 31, 2022
Formula’s Series A Secured Debentures (2.8%)	2.4	NIS (Unlinked)	NIS 68,422	$19,444	85	9,722	9,807	-	19,529

Formula’s Series C Secured Debentures (2.3%)	2.7	NIS (Unlinked)	NIS 493,244	$140,166	(1,477)	23,012	115,677	265	138,954

Sapiens’ Series B Debentures (3.37%)	3.3	NIS (Linked to fix rate of USD)	NIS 280,000	$79,186	(114)	19,796	59,276	1,337	80,409

Matrix IT’ Series B Debentures (4.1%)	4.5	NIS (Unlinked)	NIS 475,615	$135,156	(1,343)	9,650	124,163	1,220	135,033

				$373,952	(2,849)	62,180	308,923	2,822	$373,925

	Effective Interest rate	Currency	Par value in issuance currency	Par Value	Unamortized debt premium (discount) and issuance costs, net	Current maturities	Total long-term debentures, net of current maturities	Short-term accrued interest	Total short-term and long-term debentures
	%			December 31, 2021
Formula’s Series A Secured Debentures (2.8%)	2.4	NIS (Unlinked)	NIS 102,633	$33,000	217	11,000	22,217	457	33,674

Formula’s Series C Secured Debentures (2.3%)	2.2	NIS (Unlinked)	NIS 374,225	$120,330	472	16,970	103,832	227	121,029

Sapiens’ Series B Debentures (3.37%)	3.3	NIS (Linked to fix rate of USD)	NIS 350,000	$98,980	(198)	19,796	78,986	5	98,787

				$252,310	491	47,766	205,035	689	$253,490

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- DEBENTURES (Cont.)

During the years ended December 31, 2022 and 2021, the Group recorded $7,533 and $7,056, respectively, of interest expenses, and $158 and ($109), respectively, of amortization of debt premium, discount and issuance costs, net in respect of the Group’s debentures.

b.	Scheduled aggregate principal annual payments of the debentures:

Repayment amount
2023	62,180
2024	71,830
2025	86,168
2026	86,168
2027	67,606
$373,952

c.	Formula’s debentures

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

The Series A Secured Debentures are denominated in New Israeli Shekels not linked to any currency or index, and are non-convertible. The Formula Systems Series A Secured Debentures are secured with collateral consisting of shares of Matrix IT, Magic Software and Sapiens (see Note 20a).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- DEBENTURES (Cont.)

The Formula Systems Series A Secured Debentures are listed for trading on the Tel-Aviv Stock Exchange. As of December 31, 2022 and 2021, the fair value of Formula’s Series A Secured Debentures, based on the quoted market price on the Tel-Aviv Stock Exchange, was approximately $19,202 and $34,057, respectively.

ii)	Formula Systems Series C Secured Debentures

On March 31, 2019, Formula issued Formula Systems Series C Secured Debentures in an aggregate principal amount of NIS 300,000 (approximately $82,600), at a purchase price equal to 100% of their par value. The principal due under the Series C Secured Debentures is payable in five annual installments of NIS 33,000 on December 1 of each of the years 2020 through 2024 and two annual installments of NIS 67,500 on December 1 of each of the years 2025 and 2026. The outstanding principal amount under the Formula Systems Series C Secured Debentures bears interest at a fixed rate of 2.29% per annum (subject to adjustments based on the credit rating of the debentures), payable on December 1st and June 1st of each of the years 2019 through 2026. Issuance costs, including an early commitment commission of approximately NIS 3,355 (approximately $924) were allocated to Formula Systems Series C Secured Debentures and are amortized as financial expenses over the term of Formula Systems Series C Secured Debentures due in 2026.

On April 12, 2021, Formula issued additional Formula Systems Series C Secured Debentures in an aggregate principal amount of NIS 160,000 (approximately $48,617) through a private placement to qualified investors in Israel. The gross proceeds received by Formula for the issuance of Formula Systems Series C Secured Debentures in April 2021 were NIS 165,920 (approximately $50,524), out of which NIS 1,329 was attributed to interest payable (approximately $405). Debt premium of NIS 4,591 (approximately $1,398) net of issuance costs of NIS 752 (approximately $229) was allocated to the Formula Systems Series C Secured Debentures and is amortized as financial income over the remaining term of the Formula Systems Series A Secured Debentures due in 2026.

On August 30, 2022, Formula issued additional Formula Systems Series C Secured Debentures in an aggregate principal amount of NIS 200,000 (approximately $60,514) through a private placement to qualified investors in Israel. The gross proceeds received by Formula for the issuance of Formula Systems Series C Secured Debentures in August 2022 were NIS 195,000 (approximately $59,002), out of which NIS 1,126 was attributed to interest payable (approximately $341). Debt deficit of NIS 7,076 (approximately $2,141) including issuance costs of NIS 950 (approximately $287) were allocated to the Formula Systems Series C Secured Debentures and are amortized as financial expenses over the remaining term of the Formula Systems Series C Secured Debentures due in 2026.

The Formula Systems Series C Secured Debentures issued in March 2019, together with the Formula Systems Series C Secured Debentures sold in April 2021 and in August 2022 in private placements, form one single series with identical terms and conditions.

The Formula Systems Series C Secured Debentures are denominated in New Israeli Shekels and are not linked to any currency or index and are non-convertible. The Formula Systems Series C Secured Debentures are secured with collateral consisting of shares of Matrix IT, Magic Software and Sapiens (see Note 20a).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- DEBENTURES (Cont.)

The Series C Secured Debentures are listed for trading on the Tel-Aviv Stock Exchange. As of December 31, 2022 and 2021, the fair value of Formula’s Series C Secured Debentures, based on the quoted market price on the Tel-Aviv Stock Exchange, was approximately $133,046 and $125,672, respectively.

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

In accordance with the indenture for the Formula Systems Series A Secured Debentures and the Formula Systems Series C Secured Debentures, Formula has undertaken to maintain a number of conditions and limitations on the manner in which it operates its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on its assets, or undergo an asset sale or other change that results in a fundamental change in its operations, and to meet certain financial covenants (see Notes 20a and 20c(1)(i)).

d.	Sapiens’ Series B Debentures

On September 16, 2017, Sapiens issued its unsecured Series B Debentures in an aggregate principal amount of NIS 280,000 (approximately $79,186), linked to the US dollar and payable in eight equal annual payments of $9,898 on January 1st of each of the years 2019 through 2026. The outstanding principal amount of Sapiens’ Series B Debentures bears a fixed interest rate of 3.37% per annum (which may be adjusted based on changes to the credit rating of the debentures), payable on January 1st and July 1st of each of the years 2018 through 2025, with one final interest payment due on January 1, 2026. Debt discount, and issuance costs were approximately $956, allocated to Sapiens’ Series B Debentures discount and are amortized as financial expenses over the term of the Series B Debentures due in 2026.

On June 8, 2020, Sapiens issued additional Sapiens’ Series B Debentures in an aggregate principal amount of NIS 210,000 (approximately $60,362) through a public offering in Israel. The gross proceeds received from the issuance of Sapiens’ Series B Debentures in June 2020 were NIS 210,840 (approximately $60,603), out of which approximately NIS 3,006 was attributed to interest payable (approximately $864). Debt discount of NIS 2,166 (approximately $623) and issuance costs of NIS 2,326 (approximately $669) were allocated to Sapiens’ Series B Debentures and are amortized as financial expenses over the remaining term of the Sapiens Series B Debentures due in 2026. Sapiens’ Series B Debentures issued in September 2017 together with the Sapiens’ Series B Debentures issued in June 2020, form one single series with identical terms and conditions. Sapiens’ Series B Debentures are linked to the US Dollar, unsecured and non-convertible. Sapiens’ Series B Debentures are listed for trading on the TASE. As of December 31, 2022 and 2021, the fair value of Sapiens’ Series B Debentures, based on the quoted market price on the Tel-Aviv Stock Exchange, was approximately $75,192 and $100,465, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- DEBENTURES (Cont.)

The offerings of Sapiens’ debentures were made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act) and was exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder.

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

e.	Matrix IT Series B Debentures

On September 18, 2022, Matrix IT issued the Matrix IT Series B Debentures in an aggregate principal amount of NIS 295,249 (approximately $87,872), at a purchase price equal to 100% of their par value. The principal due under the Matrix IT Series B Debentures is payable in thirteen (13) semi-annual installments each equal to approximately 7.14% of the aggregate principal amount (or approximately NIS 21,081) on February 1 and on August 1 of each of the years 2023 through 2029 with the last payment equal to 7.18% of the aggregate principal amount (or approximately NIS 21,196) paid on February 1, 2030. The outstanding principal amount under the Matrix IT Series B Debentures bears interest at a fixed rate of 4.1% per annum (subject to adjustments based on the credit rating of the debentures), payable on February 1st and August 1st of each of the years 2023, through 2030. Issuance costs including an early commitment commission of approximately NIS 2,158 (approximately $642) were allocated to the Matrix IT Series B Debentures and are amortized as financial expenses over the term of the Matrix IT Series B Debentures due in 2030.

On December 4, 2022, Matrix IT issued additional Matrix IT Series B Debentures in an aggregate principal amount of NIS 180,366 (approximately $53,680) through a private placement to qualified investors in Israel. The gross proceeds received by Matrix IT for the issuance of Matrix IT Series B Debentures in December 2022 were NIS 178,385 (approximately $53,107), out of which NIS 1,582 was attributed to interest payable (approximately $471). Debt deficit of NIS 1,981 (approximately $590) including issuance costs of NIS 399 (approximately $119) were allocated to the Matrix IT Series B Debentures and are amortized as financial expenses over the remaining term of the Matrix IT Series B Debentures due in 2030.

The Matrix IT Series B Debentures issued in September 2022, together with the Matrix IT Series B Debentures sold in December 2022 in a private placement, form one single series with identical terms and conditions.

As of December 31, 2022, the fair value of Matrix IT’s Series B Secured Debentures, based on the quoted market price on the Tel-Aviv Stock Exchange, was approximately $135,156.

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

During the years ended December 31, 2022, 2021 and 2020, Asseco provided back-office services, professional services and fixed assets to Sapiens’ wholly owned subsidiary, Sapiens Poland, in amounts totaling approximately $181, $197 and $521, respectively.

During the years ended December 31, 2022, 2021 and 2020, Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in total amounts of approximately $2,900, $3,200 and $3,100, respectively. For historic reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis (with no margin to Asseco).

As of December 31, 2022 and 2021 the Group had trade payable balances due from its transactions with Asseco, as detailed above, in amounts of $2,927 and $3,187, respectively. As of December 31, 2022 and 2021, the Group had trade receivables balances due from its transactions with Asseco, as detailed above, in amounts of approximately $1,149 and $852, respectively.

b)	Fees paid for board services in affiliates

Sapiens paid Formula director fees for the years ended December 31, 2022, 2021 and 2020, of approximately $28.6, $26.7 and $29.6, respectively, in respect of Mr. Guy Bernstein, Sapiens’ Chairman and Formula’s chief executive officer.

Matrix IT paid Formula director fees for the years ended December 31, 2022, 2021 and 2020, of approximately $33.2, $36.7 and $31.4, respectively, in respect of Mr. Guy Bernstein, Matrix IT’s Chairman and Formula’s chief executive officer.

c)	Compensation of key officers of the Company

The following amounts disclosed in the table are recognized as an expense during the reporting period related to officers and directors of the Company:

	Year ended December 31,
	2022	2021
Short-term employee benefits	$4,665	$3,577
Share-based compensation	8,104	7,440
	$12,769	$11,017

d)	Back-office services

During the years ended December 31, 2022, 2021 and 2020, Magic Software provided back-office services to Formula in amounts totaling approximately $240, $160 and $138, respectively.

e)	Other Transactions

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

The corresponding lease liabilities are classified between operating lease liabilities which are current and long-term.

Maturity analysis of undiscounted future lease payments receivable for operating leases:

2023	$46,489
2024	27,416
2025	13,229
2026	12,225
2027	11,086
2028 and thereafter	26,763
Total undiscounted cash flows	$137,208
Less imputed interest	(12,244)
Present value of lease liabilities	$124,964

a.	Information on leases:

	Year ended December 31,
	2022	2021
Interest expense on lease liabilities	$4,822	$5,377
Total cash outflow for leases	$49,702	$44,086

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- LEASES (Cont.)

b.	Disclosures in respect of right-of-use assets:

	Land and buildings	Motor vehicles	Total
Cost:
Balance as of January 1, 2022	$173,450	$54,036	$227,486
Additions during the year:
New leases	30,711	22,483	53,194
Adjustments for indexation	2,438	1,017	3,455
Adjustments arising from translating financial statements of foreign operations	(15,571)	(5,471)	(21,042)
Modification of leases	589	89	678
Acquisition of subsidiaries	2,714	40	2,754
Disposals during the year:
Termination of leases	(14,714)	(21,942)	(36,656)

Balance as of December 31, 2022	$179,617	$50,252	$229,869

Accumulated depreciation:
Balance as of January 1, 2022	77,669	33,984	111,653
Additions during the year:
Depreciation	31,387	15,893	47,280
Adjustments arising from translating financial statements of foreign operations	(6,902)	(3,416)	(10,318)
Disposals during the year:
Termination of leases	(13,725)	(21,861)	(35,586)

Balance as of December 31, 2022	88,429	24,600	113,029

Depreciated cost at December 31, 2022	$91,188	$25,652	$116,840

	Land and buildings	Motor vehicles	Total
Cost:
Balance as of January 1, 2021	$159,764	$27,977	$187,741
Additions during the year:
New leases	16,868	24,694	41,562
Adjustments for indexation	989	495	1,484
Adjustments arising from translating financial statements of foreign operations	2,900	1,864	4,764
Acquisition of subsidiaries	1,129	-	1,129
Disposals during the year:
Termination of leases	(8,200)	(994)	(9,194)

Balance as of December 31, 2021	$173,450	$54,036	$227,486

Accumulated depreciation:
Balance as of January 1, 2021	49,187	21,003	70,190
Additions during the year:
Depreciation	30,398	12,634	43,032
Adjustments arising from translating financial statements of foreign operations	2,525	1,226	3,751
Disposals during the year:
Termination of leases	(4,441)	(879)	(5,320)

Balance as of December 31, 2021	77,669	33,984	111,653

Depreciated cost at December 31, 2021	$95,781	$20,052	$115,833

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 18:- Employee Option Plans

a)	Formula and its subsidiaries grant, from time to time, options, restricted share units or restricted shares to their officers and employees to purchase shares in the respective companies. In general, the options expire ten years after grant. The following table sets forth the breakdown of share-based compensation expense resulting from such grants, as included in the consolidated statements of profit or loss:

	Year ended December 31,
	2022	2021	2020
General and administrative expenses	14,953	14,767	7,856
	$14,953	$14,767	$7,856

b)	Formula:

In March 2011, the Company’s board of directors adopted Formula’s 2011 Share Incentive Plan (the “2011 Plan”). Pursuant to the 2011 Plan, the Company may grant from time to time to its employees, office holders and consultants’ options to purchase, share based awards or restricted shares with respect to, up to an aggregate of 545,000 ordinary shares of the Company. The 2011 Plan is administered by the Company’s board of directors. The 2011 Plan provides that options, restricted shares or other stock-based awards may be granted, from time to time, to such grantees to be determined by the Company’s board of directors, at such exercise prices and with such vesting or other terms as shall be determined by the board at its sole and absolute discretion. In March 2012, the Company’s board of directors increased the amount of ordinary shares reserved for issuance under the 2011 Share Incentive Plan by 1,200,000 shares. Upon the lapse of ten years following the adoption of the 2011 Plan, no further grants could be made under the plan. Consequently, in August 2021, the Company adopted its 2021 Share Incentive Plan (the “2021 Plan”). Pursuant to the 2021 Plan, we may grant from time to time to the Company’s employees, office holders and consultants’ options to purchase, share-based awards or restricted shares with respect to, up to an aggregate of 350,000 Ordinary shares (including 48,378 Ordinary shares that were reserved for issuance under the 2011 Plan and not subject to outstanding grants and transferred to the 2021 Plan). The 2021 Plan is administered by the Company’s board of directors. The 2021 Plan provides that options, restricted shares, or other stock-based awards may be granted, from time to time, to such grantees to be determined by the Company’s board of directors, at such exercise prices and with such vesting or other terms as shall be determined by the Company’s board of directors at its sole and absolute discretion.

Of the awards available for grant under the 2011 Plan, the Company approved the grant, in March 2011, of options to purchase 1,122,782 ordinary shares to the Company’s Chief Executive Officer, each to be exercisable for NIS 0.01 per share. The Company also approved the grant of 10,000 restricted shares to its Chief Financial Officer on each of November 13, 2014 and August 17, 2017 and the grant of 10,000 restricted shares to its Chief Operational Officer on November 19, 2017, in each case under the 2011 Plan.

In August 2017, Formula’s board of directors, following the approval by Formula’s compensation committee, awarded its chief financial officer 10,000 restricted shares under the 2011 Plan (the “new restricted shares”). These restricted shares vest on a quarterly basis over a three-year period, commencing on August 17, 2017 and concluding on August 17, 2020, provided that during such time the chief financial officer will continue to serve as (i) an officer of the Company and/or (ii) an officer in one of the directly held affiliates, except that if he fails to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula), then, the chief financial officer will be deemed to have complied with clauses (i) or (ii) above. Notwithstanding the foregoing, if a change of control of the Company occurs, then all unvested new restricted shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and equaled $371 ($37.1 per share).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:- EMPLOYEE OPTION PLANS (Cont.)

In March 2022, Formula’s board of directors, following the approval by Formula’s compensation committee, awarded its chief financial officer 21,000 restricted shares under the 2021 Plan (the “new restricted shares”). These restricted shares vest on a quarterly basis over a six-year period, commencing on March 15, 2022 and concluding on December 31, 2027, provided that during such time the chief financial officer will continue to serve as (i) an officer of the Company and/or (ii) an officer in one of the directly held affiliates, except that if he fails to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula), then, the chief financial officer will be deemed to have complied with clauses (i) or (ii) above. Notwithstanding the foregoing, if a change of control of the Company occurs, then all unvested new restricted shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and equaled $232 ($96.7 per share).

The total compensation expense that the Company recorded in its statement of profit or loss for the years ended December 31, 2022 and 2021 in respect of its chief financial officer was $973 and $0, respectively. As of December 31, 2022, Formula’s chief financial officer holds 31,834 Ordinary shares, of which 16,834 are fully vested.

In March 2022, Formula’s board of directors, following the approval by Formula’s compensation committee, awarded employees of the Company 2,400 restricted shares under the 2021 Plan (the “new restricted shares”). These restricted shares vest at certain points in time over a six-year period, commencing on March 15, 2022 and concluding on December 31, 2027. The total fair value of the grant was calculated based on the Formula share price on the grant date and equaled $232 ($96.7 per share).

In November 2018, Formula’s board of directors, following the approval by Formula’s compensation committee, awarded its chief operational officer 10,000 restricted shares under the 2011 plan (the “restricted shares”). These restricted shares vest on an annual basis over a four-year period, commencing on November 19, 2018 and concluding on November 19, 2022, provided that during such time the chief operational officer will continue to serve as (i) an officer of the Company and/or (ii) an officer in one of the directly held affiliates. The total fair value of the grant was calculated based on the Formula share price on the grant date and equaled $382 ($38.2 per share). The total compensation expense the Company recorded in its statement of profit or loss for the years ended December 31, 2022, 2021 and 2020 was $21, $52 and $98, respectively. As of December 31, 2022 Formula’s chief operational officer holds 10,000 restricted shares from this grant.

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

The total fair value of the grant was calculated based on the Formula share price on the grant date and equaled NIS 170,684, or $50,054 ($81.8 per share). The total compensation expense the Company recorded in its statement of profit or loss in respect of this grant, in accordance with accounting principles, for the year ended December 31, 2022, was approximately $7,089.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:- EMPLOYEE OPTION PLANS (Cont.)

Total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Formula equity incentive plan as of December 31, 2022 and 2021 were $34,972 and $45,973, respectively.

In December 2020, a motion to certify a derivative suit, referred to as the Motion, was filed against the Company by a shareholder, who is also referred to as the Plaintiff, in the district court (economic division) of Tel Aviv-Jaffa, Israel, naming each of our then acting five directors, as well as our chief executive officer and chief financial officer as defendants.

The suit challenged the legality, under the Companies Law, of, among other things, compensation approved for the chief executive officer, including the re-approval by our compensation committee and board of the subject eight-year RSU award to our chief executive officer.

On January 12, 2023, the Company held a special general meeting of shareholders for its shareholders to re-affirm the subject grant of RSUs (reflecting the adjusted 66.67%-33.33% ratio of time-based-vesting to performance-based-vesting RSUs) to the Company’s chief executive officer. Although the Company believes that the legal challenge to the original re-approval, in November 2020, by the compensation committee and the board of directors of this RSUs grant were without merit, the Company nevertheless brought the re-affirmation to its shareholders.

The January 12, 2023 special general shareholders meeting did not re-affirm the RSUs grant. On January 15, and 16, 2023, the Company’s compensation committee and board of directors, respectively, acting in accordance with the Companies Law, re-affirmed the RSUs grant once again. Since such additional re-affirmation by the Company’s shareholders, compensation committee and board of directors was not required by law, the Company considered November 2020 as the grant date for accounting purposes, in accordance with IFRS 2.

c)	Matrix IT:

In December 2017, Matrix IT extended its agreement with Revava Management Company Ltd. through which its chief executive officer, Mr. Moti Gutman, provides services to Matrix IT, for five years’ term starting on January 1, 2018. As part of the new agreement in January 2018, Matrix IT awarded Mr. Gutman 256,890 (RSUs), which vest on an annual basis over a five-year period, commencing on January 16, 2018 and concludes on December 31, 2022, but not before the publication of Matrix IT’s financial statements for each respective year, and subject to certain conditions. In 2022, 51,378 restricted share units (RSU) were vested and exercised. As of December 31, 2022 Mr. Gutman holds 51,378 restricted share units (RSUs) from this grant.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:- EMPLOYEE OPTION PLANS (Cont.)

In December 2022, Matrix IT entered into a new employment agreement with its chief executive officer, Mr. Moti Gutman, for the provision of management services for a term of five years starting on January 1, 2023. As part of the new employment agreement, Matrix IT awarded Mr. Gutman 375,000 Matrix restricted shares. 40% of the options will be vested on December 31, 2024 with the remaining amount vesting in equal parts on December 31, 2025, 2026 and 2027 but any case not before the publication of Matrix IT’s financial statements for each respective year.

The fair value of the restricted shares amounted on the date of grant to NIS 27,851 (approximately $7,914).

In January 2019, Matrix IT’s board of directors approved, following the approval by Matrix IT’s compensation committee, the grant of 1,440,000 options which are exercisable into up to 1,440,000 ordinary shares of Matrix IT of NIS 1 par value each, to 20 senior officers of Matrix IT. The exercise price of the options was NIS 41.7 at the date of their grant, subject to adjustments, including upon the distribution of dividends. 50% of the options will be vested on January 1, 2021 with the remaining amount vesting in equal parts on January 1, 2022 and 2023. When the actual exercise will take place, shares will be allotted, according to a net exercise mechanism resulting with Matrix IT not receiving any cash consideration for the issuance of its shares.

In February 2019, the general shareholder meeting of Matrix IT approved, after obtaining the approval of Matrix IT’s compensation committee and Matrix IT’s board of directors the grant of 80,000 options which are exercisable into up to 80,000 ordinary shares of Matrix IT of NIS 1 par value, to the President and Vice Chairman of the Matrix IT board. The exercise price of the options was NIS 43.16 at the date of their grant, subject to adjustments, including upon the distribution of dividends. 50% of the options will vest on January 1, 2021, with the remaining amount vesting in equal parts on January 1, 2022 and 2023. When the actual exercise will take place, shares will be allotted, according to a net exercise mechanism resulting with Matrix IT not receiving any cash consideration for the issuance of its shares. In January 2022, the general shareholder meeting of Matrix IT approved, after obtaining the approval of Matrix IT’s compensation committee and Matrix IT’s board of directors the acceleration of the third tranche so that tranche will vest on January 31, 2022, Matrix IT’s President and Vice Chairman of the Matrix IT expected retirement date, instead of January 1, 2023.

The fair value of the options was estimated on the date of grant using the Binomial model based on the terms which are: risk-free interest rate is 0.5% -1.6%, early exercise factor is 70% and expected volatility is 24%. The contractual life of the options is 5 years from the date of grant.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:- EMPLOYEE OPTION PLANS (Cont.)

The following table summarizes Matrix IT’s employee stock-based compensation activity during the year ended December 31, 2022:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2022	862,756	10.07	1.93	17,513
Expired and forfeited	(12,500)	10.08
Exercised	(451,378)	10.11	-	7,786

Outstanding at December 31, 2022	398,878	7.66	0.9	5,144
Exercisable at December 31, 2022	51,378	-	-	1,056

The aggregate intrinsic value provided in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the respective dates. This value would change based on the change in the market value of Matrix IT’s ordinary shares and the change in the exchange rate between the New Israeli Shekel and dollar. Total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Matrix IT equity incentive plan as of December 31, 2022 and 2021 were $0 and $428, respectively.

d)	Sapiens:

The following table summarizes Sapiens’ stock-based compensation activity during the year ended December 31, 2022:

	Year ended December 31, 2022
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding at January 1, 2022	1,835,385	22.27	3.77	22,374
Granted	404,500	21.19
Exercised	(21,253)	10.65		250
Expired and forfeited	(85,869)	24.07

Outstanding at December 31, 2022	2,132,763	21.51	3.30	5,531

Exercisable at December 31, 2022	1,010,513	16.21	1.95	4,305

In 2022, 2021 and 2020, Sapiens granted 404,500, 847,000 and 315,000 stock options, respectively, to its employees and directors to purchase its shares. The weighted average grant date fair values of the options granted during the years ended December 31, 2022, 2021 and 2020 were $7.22, $10.35 and $7.99, respectively. The aggregate intrinsic value provided on the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the respective dates. This value would change based on the change in the market value of Sapiens’ common shares. The total intrinsic value of options exercised during the years ended December 31, 2022, 2021 and 2020 was $250, $8,505 and $11,658, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:- EMPLOYEE OPTION PLANS (Cont.)

The options outstanding under Sapiens’ stock option plans as of December 31, 2022 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	Average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	Options
exercise price	2022	Term	price	2022	Exercisable
$		(Years)	$		$

8	2,000	1.18	8	2,000	8
8.37-10.02	590,097	0.82	9.96	590,097	9.96
10.78-18.77	220,416	4.30	16.49	62,916	11.99
22.54-24.33	423,250	4.42	23.10	141,250	23.69
27.79-31.57	830,000	4.03	29.27	197,500	29.46
33.99	67,000	4.92	33.99	16,750	33.99

	2,132,763	3.30	21.51	1,010,513	16.21

The total equity-based compensation expense related to all of Sapiens’ equity-based awards, recognized for the years ended December 31, 2022, 2021 and 2020, after being adjusted to comply with IFRS, was $4,317, $5,421 and $4,318, respectively. As of December 31, 2022, there was $5,550 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a weighted-average period of 1.84 years.

In connection with Sapiens’ acquisition of sum.cumo on February 6, 2020, Sapiens issued an aggregate of 173,005 RSUs to certain employees of sum.cumo in connection with the acquisition. The value of these grants was not included in the purchase price of sum.cumo, since their vesting is subject to both continued employment and other performance criteria. On August 3, 2021, Sapiens issued another 24,222 RSUs to certain employees of sum.cumo in connection with the acquisition.

Sapiens recorded compensation costs related to RSUs of $794 and $1,130 for the years ended December 31, 2022 and 2021, respectively which were included in Selling, marketing, general and administrative expenses in the Company’s consolidated statements of profit or loss.

A summary of the RSU activities in Sapiens in the year ended on December 31, 2022, is as follows:

		Weighted Average
	Amount of	Grant-Date Fair
	options	value

Unvested at January 1, 2022	203,756	26.46
Granted	7,500	23.24
Vested	(53,948)	26.32
Expired and forfeiture	(18,164)	24.73

Unvested at December 31, 2022	139,144	26.56

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:- EMPLOYEE OPTION PLANS (Cont.)

e)	Magic Software:

The following table summarizes Magic Software stock-based compensation activity during the year ended December 31, 2022:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2022	66,250	0.45	7.96	1,360
Granted	-	-
Exercised	(20,000)	-
Forfeited	(20,000)	-

Outstanding at December 31, 2022	26,250	0.91	5.99	394

Exercisable at December 31, 2022	6,250	3.81	0.6	76

The aggregate intrinsic value provided on the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the respective dates. This value would change based on the change in the market value of Magic Software’s ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2022, 2021 and 2020, was $344, $628 and $765 respectively. As of December 31, 2022, there was $112 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under Magic Software’s plans, which is expected to be recognized in full during 2023.

The options outstanding as of December 31, 2022, have been separated into ranges of exercise price categories, as follows:

Ranges of Exercise price	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
$		(Years)	$		$
0	20,000	7.67	-	-	-
3.81	6,250	0.6	3.81	6,250	3.81
	26,250	5.99	$0.91	6,250	$3.81

Stock Option Plan of Comm-IT Technology Solutions Ltd (“Comm-IT Solutions”), a subsidiary of Magic Software:

Under the Comm-IT Solutions’ 2022 Stock Option Plan, (“Comm-IT Solutions 2022 Plan”), options may be granted to employees, officers, directors and consultants of Comm-IT Solutions and its subsidiaries. Pursuant to Comm-IT Solutions 2022 Plan, Comm-IT Solutions shall reserve in its registered and reserved capital, such sufficient number of shares (subject to any adjustment in the capital under the Comm-IT Solutions 2022 Plan) required in order to consummate the Comm-IT Solutions 2022 Plan.

In December 2022, Comm-IT Solutions, awarded 12 of its senior officers 4,028 options to purchase 4,028 shares of Comm-IT Solutions. 827 of the options have fully vested upon their grant, whereas the vesting of the remainder of the options are subject to Comm-IT Solutions and its subsidiaries meeting certain EBITDA targets for the years 2023-2024. Subject to the EBITDA targets to be met, as well as the officers continued employment with Comm-IT Solutions throughout 2027, the options will vest at certain points in time throughout the years 2023 to 2027.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:- EMPLOYEE OPTION PLANS (Cont.)

A summary of employee option activity under the Comm-IT Solutions 2022 Plan as of December 31, 2022 and changes during the year ended December 31, 2022 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2022	-	$-	-	$-
Granted	4,028	264.67

Outstanding at December 31, 2022	4,028	$264.67	7.94	$7,499

Exercisable at December 31, 2022	827	$0.28	7.92	$1,839

As of December 31, 2022, there was $2,885 of total unrecognized compensation cost related to non-vested options of Comm-IT Solutions, which is expected to be recognized in full over a weighted average period of 1.13 years.

The options outstanding as of December 31, 2022, have been separated into exercise price categories, as follows:

Ranges of Exercise price	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
$		(Years)	$		$
0.28	3,238	7.92	-	827	0.28
469.45	297	7.99		-	-
1,877.81	493	7.99	3.81	-	-
	4,028	7.94	$0.91	827	$0.28

Note 19:- EMPLOYEE BENEFIT LIABILITIES

Employee benefits consist of post-employment benefits, other long-term benefits and termination benefits.

a)	Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Israeli companies in the Group are required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to section 14 of the Severance Pay Law, as specified below. These liabilities are accounted for as a post-employment benefit. The computation of the Group’s employee benefit liability is made according to the current employment contract based on an employee’s salary and employment term which establish the entitlement to receive the compensation.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:- EMPLOYEE BENEFIT LIABILITIES (Cont.)

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

Certain of the Company’s U.S. subsidiaries have a 401(k) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits. These U.S. Subsidiaries match up to 3% of the employees’ contributions up to the plan with no limitation.

b)	Composition of defined benefit plans is as follows:

	December 31,
	2022	2021
Defined benefit obligation	91,973	123,138
Fair value of plan assets	(82,857)	(110,497)
Net defined benefit liability	$9,116	$12,641

Note 20:- Commitments and Contingencies

a)	Liens:

1)	Liens have been incurred by Formula over a certain portion of the Matrix IT, Magic Software and Sapiens’ shares which it held. As of December 31, 2022 Formula has collateral in connection with the Series A Secured Debentures and Series C Secured Debentures issued by Formula on the TASE (see Note 15).

2)	Composition of pledged shares of Matrix IT, Magic Software and Sapiens owned by Formula as of December 31, 2022:

	December 31, 2022
	Formula’s Series A Secured Debentures	Formula’s Series C Secured Debentures
Matrix IT ordinary shares, par value NIS 1.0 per share	4,128,865	6,169,761
Magic Software ordinary shares, par value NIS 0.1 per share	5,825,681	3,141,474
Sapiens common shares, par value €0.01 per share	1,260,266	2,957,590

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:- COMMITMENTS AND CONTINGENCIES (Cont.)

In August 2022, following the private placement of an additional NIS 200,000 par value Series C Secured Debentures, Formula pledged an additional 138,000 shares of Matrix IT and 730,000 shares of Magic (see Note 15).

b)	Guarantees:

As of December 31, 2022, the Group provided performance bank guarantees in an aggregate amount of approximately $43,300 as security for performance of various contracts with customers and suppliers. As of December 31, 2022, the Group provided bank guarantees in an aggregate amount of approximately $8,200 as security for rent to be paid for its leased offices. As of December 31, 2022, the Group had restricted bank deposits in an aggregate amount of $400 in favor of the above-mentioned bank guarantees. In addition, The Company and its subsidiaries provided certain cross guaranties in favor of certain subsidiaries in the Group.

Each of Matrix IT, Sapiens, Magic Software and Formula provides cross guarantees to its subsidiaries.

c)	Covenants:

In connection with the Group’s debentures and credit facility agreements with banks and other financial institutions, as of December 31, 2022, the Group committed to the following:

1)	Formula

i)	Formula’s Debentures

In accordance with Formula’s indenture for its Series A and Series C Secured Debentures, Formula has undertaken to comply with the following financial covenants and obligations:

a.	A covenant not to distribute dividends unless (i) Formula shareholders’ equity attributable to Formula Systems shareholders is at least $290 million, (ii) Formula’s net financial indebtedness (financial indebtedness offset by cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 50% of net CAP (defined as financial indebtedness, net, plus shareholders’ equity), and (iii) the aggregate amount of distributions from January 1, 2016 shall not exceed the aggregate amount of net oncome for the year ended December 31, 2015 together with 75% of accumulated profits from January 1, 2016 until the respective distribution date and (iv) no event of default shall have occurred.

b.	Financial covenants, including: (i) the equity attributable to Formula Systems shareholders, as reported in Formula’s annual or quarterly financial statements, shall not be less than $215 million (as of December 31, 2022, Formula equity attributable to Formula Systems’ shareholders was approximately $551.9 million); (ii) Formula’s net financial indebtedness (financial indebtedness offset by cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (defined as financial indebtedness, net, plus total equity) (as of December 31, 2022 Formula’s net financial indebtedness was 6.3% of net CAP); (iii) the ratio of Formula’s net financial indebtedness to the last twelve-months period EBITDA will not exceed 5 (all based on the Company’s quarterly and annual consolidated financial statements) (as of December 31, 2022 the ratio of Formula’s net financial indebtedness to EBITDA was 0.23); and (iv) at all times, Formula’s cash balance on a stand-alone basis will not be less than the semi annual interest payments for the unpaid principal amount of Series A and Series C Secured Debentures (as of December 31, 2022 Formula’s cash balances exceed the semi annual interest payments amount).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:- COMMITMENTS AND CONTINGENCIES (Cont.)

c.	Standard events of default, including, among others:

1.	Suspension of trading of the debentures on the TASE over a period of 60 days;

2.	If the rating of the debentures is less than BBB- by Standard and Poors Maalot or equivalent rating of other rating agencies;

3.	Failure to have the debentures rated over a period of 60 days;

4.	If there is a change in control without consent of the rating agency; and

5.	If Formula fails to continue to control any of its subsidiaries;

2)	Matrix IT

A.	In the context of Matrix IT’s engagements with banks and financial institutions for its credit facilities, Matrix IT has undertaken to comply with the following financial covenants, as they are expressed in its financial statements:

(i)	The total rate of Matrix IT financial debts and liabilities to banks with the addition of debts in respect of debentures that have been and/or will be issued by Matrix IT and shareholders’ loans that have been and/or will be granted to Matrix IT (collectively, the “debts”) will not exceed 40% of its total balance sheet. As of December 31, 2022 the ratio between Matrix IT’s financial debts and liabilities to banks versus Matrix IT total assets was 9.6%.

(ii)	The ratio of Matrix IT net debt to the annual EBITDA will not exceed 3.5. As of December 31, 2022, Matrix IT ratio of net debt to EBITDA was 0.74.

(iii)	Matrix IT equity shall not be lower than NIS 275,000 (approximately $78,147) at all times. As of December 31, 2022 Matrix IT’s equity was approximately NIS 916,000 (approximately $260,000 million).

(iv)	Matrix IT cash and cash equivalents and short-term bank deposits shall not be less than NIS 50,000 (approximately $14,209). In the context of Matrix IT’s issuance of Commercial Securities which are not listed, Matrix IT committed to maintain at least NIS 300,000 (approximately $85,251) of liquid assets including unused approved bank credits. Such liquid assets should account for not less than NIS 200,000 of cash and cash equivalent and short-term bank deposit (approximately $56,834). As of December 31, 2022, Matrix IT’s cash and cash equivalent and short-term bank deposits amounted to NIS 839,313 (approximately $238,509).

(v)	Matrix IT has committed that the rate of ownership and control of Matrix IT-Systems shall never be below 50.1%.

(vi)	Matrix IT will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party’s debts as they are today and as they will be without the banks’ consent (except for a first-rate fixed pledge on an asset which acquisition will be financed by a third party and which the pledge will be in his favor).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:- COMMITMENTS AND CONTINGENCIES (Cont.)

(vii)	Matrix IT will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the banks’ advance written consent unless it is done in the ordinary course of business.

B.	Matrix IT Series B Debentures:

In accordance with Matrix IT’s indenture for its Series B Debentures, Matrix IT has undertaken to comply with the following financial covenants and obligations:

(i)	Matrix IT total shareholders’ equity (all based on Matrix IT’s quarterly or annual consolidated financial statements, and as defined on Matrix IT Series B Debentures deed of trust) shall not be less than NIS 275,000 (approximately $78,147). As of December 31, 2022, Matrix IT total shareholders’ equity (all based on Matrix IT’s 2022 annual consolidated financial statements, and as defined on Matrix IT Series B Debentures deed of trust) was approximately NIS 964,874 (approximately $274,190).

(ii)	Matrix IT net financial indebtedness (all based on Matrix IT’s quarterly or annual consolidated financial statements, and as defined on Matrix IT Series B Debentures deed of trust) shall not exceed 45% of Matrix IT total assets (all based on Matrix IT’s quarterly or annual consolidated financial statements, and as defined on Matrix IT Series B Debentures deed of trust). As of December 31, 2022 Matrix’s net financial indebtedness (all based on Matrix IT’s 2022 annual consolidated financial statements, and as defined on Matrix IT Series B Debentures deed of trust) was 9.6% of total assets.

(iii)	The ratio of Matrix IT net financial indebtedness (as defined on Matrix IT Series B Debentures deed of trust) to the last twelve-months period EBITDA (as defined on Matrix IT Series B Debentures deed of trust) will not exceed 5 (all based on Matrix IT’s quarterly and annual consolidated financial statements). As of December 31, 2022 the ratio of Matrix IT’s net financial indebtedness to EBITDA (all based on Matrix IT’s 2022 annual consolidated financial statements, and as defined on Matrix IT Series B Debentures deed of trust) was 0.76.

3)	Sapiens

In accordance with the indenture for Sapiens’ Series B Debentures, Sapiens has undertaken to maintain a number of conditions and limitations on the manner in which it can operate its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on its assets, or undergo an asset sale or other change that results in fundamental change in its operations. Sapiens Series B Debentures deed of trust also requires it to comply with certain financial covenants, as described below. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of the debentures (below BBB-) could result in the acceleration of Sapiens’ obligation to repay the debentures. The deed of trust includes the following provisions:

(i)	a negative pledge, subject to certain exceptions.

(ii)	financial covenants, including: (a) the equity attributable to the shareholders of Sapiens, as reported in its annual or quarterly financial statements, will not be less than $120 million.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:- COMMITMENTS AND CONTINGENCIES (Cont.)

(as of December 31, 2022 Sapiens shareholders’ equity was $400,504); (ii) Sapiens’ net financial indebtedness (financial indebtedness offset by cash, marketable securities deposits and other liquid financial instruments) shall not exceed 65% of net CAP (defined as financial indebtedness, net, plus shareholders equity, including deposits and other liquid financial instruments) (as of December 31, 2022 Sapiens’ net financial indebtedness was (32.96%) of net CAP); and (iii) the ratio of Sapiens’ net financial indebtedness to EBITDA (based on accumulated calculation for the four last quarters) shall not exceed 5.5 (as of December 31, 2022 the ratio of Sapiens’ net financial indebtedness to EBITDA was (1.14)).

(iii)	a covenant not to distribute dividends unless (a) Sapiens equity attributable to Sapiens shareholders’ shall not be less than $160 million, (b) Sapiens net financial indebtedness (financial indebtedness offset by cash, marketable securities, deposits and other liquid financial instruments) does not exceed 65% of net CAP (defined as financial indebtedness, net, plus total equity), (c) the amount of accumulated dividends from the issuance date and going forward shall not exceed Sapiens net income for the year ended December 31, 2016 and the first three quarters of the year ended December 31, 2017, plus 75% of Sapiens accumulated profits from September 1, 2017 and up to the date of distribution, and (d) no event of default shall have occurred.

4)	Magic Software

Under the terms of the loan with an Israeli financial institution, Magic Software has undertaken to comply with the following financial covenants, as they will be expressed in its consolidated financial statements:

(i)	Total equity attributable to Magic Software’ shareholders shall not be lower than $100,000 at all times – as of December 31, 2022 Magic Software shareholders’ equity was $276,311.

(ii)	Magic Software’s consolidated cash and cash equivalents and marketable securities available for sale shall not be less than $10,000 – as of December 31, 2022 Magic Software’s cash and marketable securities available for sale were $86,966.

(iii)	The ratio of Magic Software’s consolidated total financial debts to consolidated total assets will not exceed 50% - as of December 31, 2022 Magic Software’s financial debts were 9.4% of its total assets;

(iv)	The ratio of Magic Software’s total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.25 – as of December 31, 2022 the ratio of Magic Software’s net financial indebtedness to EBITDA was negative (-0.47) (cash exceeds indebtedness) ; and

(v)	Magic Software shall not create any pledge on all of its property and assets in favor of any third party without the financial institution’s consent.

As of December 31, 2022, each of Formula, Matrix IT, Sapiens and Magic Software was in compliance with all of its financial covenants.

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

On May 19, 2021 the Company filed a motion asking the court to order Olir to deposit a guarantee for our costs in the proceedings. On June 23, 2021 Olir filed its response to the motion. The parties held mediation meetings. The mediation meetings took place on February 16, 2022, May 17, 2022 and May 24, 2022. The mediation ended without the parties reaching an agreement. On June 16, 2022, following the oral argument at the pre-trial hearing, the district court accepted the company’s request and ordered Olir to deposit a guarantee for the Company’s costs. Olir deposited the guarantee and paid the costs to the Company as ordered. in the proceedings in the amount of NIS 173 (approximately $51). On January 24, 2023, the Company submitted a request for dismissal in limine of the motion to certify due to a change in the factual grounds of the motion including, among otherthings, the reapproval of the compensation given to the CEO by a new and independent board of directors made on January 15, 2023. The court asked the other parties to respond to the request for dismissal by March 1,2023. A cross examinations hearing was held on January 31, 2023. On March 1, 2023, the other respondents to the motion to certify submitted their responses to the request for dismissal in which they supported the request. On March 8, 2023, Olir filed its objection to the dismissal in limine. On April 13, the Company submitted its response to Olir’s response. Olir should file its briefs by the beginning of July 2023. The respondents should file their briefs 60 days thereafter and Olir has a right to respond 30 days thereafter. At this stage of the proceedings, the Company believes that the chances for the approval of the motion to certify are low.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:- COMMITMENTS AND CONTINGENCIES (Cont.)

3)	On December 24, 2019, a motion for the approval of a class action (#60508-02-20), in an amount of NIS 793,800, was filed against Zap Group with the Israeli District Court (central district), claiming that Zap Group allegedly generated income illegally from paying customers through the ‘ZAP Group’s price comparison’ website. At the pre-trial hearing, it was decided that the plaintiffs would file an explanation to the court as to why they believe they were fit to serve as class action plaintiffs and give an explanation as to why they have performed prohibited clicks on their competitor’s websites through ZAP Group’s website. Additionally, the plaintiffs were requested to update whether they are willing to reduce the amount of the claim. On July 15, 2021, the plaintiffs filed a motion to reduce the amount of the claim to NIS 63,000. On December 15, 2021, a pre-trial hearing took place, in which the court clarified that it does not intend to interfere with Zap Group’s business considerations regarding the click filtering mechanisms that it operates. The court recommended that the plaintiffs reach an agreed solution with Zap Group on the issue of the necessary disclosure that Zap Group should include in its contracts with customers (as available on its website). The parties were requested to file a joint notice in accordance with the court’s recommendation by January 15, 2022. The plaintiffs submitted a request for an extension to file the notice. On April 5, 2022, the plaintiffs filed a notice with the court stating that they had not reached agreement with Zap Group and therefore seek to set the case for evidentiary hearing. On December 12, 2022 the parties filed a joint notice with the court stating their agreement to initiate a mediation process. A mediation meeting took place on February 6, 2023. The mediation ended without the parties reaching an agreement. A date for a hearing has not yet been set. As this claim was filed against Zap Group prior to its acquisition by Formula, any liability resulting from it is covered by the indemnification provided to Formula by the former shareholders of Zap Group.

4)	On December 30, 2021, Ronen Har Even, Galit Har Even and TV Center Ltd. (the “Plaintiffs”) submitted a monetary claim in the sum of NIS 24,490 (approximately $6,959) and a claim for the grant of a mandamus order against Zap Group, in the District Court at Haifa. The Plaintiffs allege that Zap Group constitutes a monopoly in the provision of price comparison services in the online arena in Israel, and excluded the Plaintiffs’ business from the E-commerce arena in Israel. According to the Plaintiffs, Zap Group prevented price comparisons between the prices of the Plaintiffs’ televisions and the prices of the televisions of the official importers, by causing systemic manipulations aimed at excluding the television models sold by the Plaintiffs and blurring the fact that they are cheaper in the search results. As mentioned in the Statement of Claim, concurrent with submission of

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:- COMMITMENTS AND CONTINGENCIES (Cont.)

the Claim, on April 19, 2021, the Plaintiffs submitted a complaint against Zap Group to the Israel Competition Authority, and on August 18, 2021 and October 21, 2021, submitted supplements to the aforesaid complaint. On June 1, 2022, Zap Group submitted a statement of defense, denying the Plaintiffs’ allegations and in particular the Plaintiffs’ argument that Zap Group has a monopoly in the provision of price comparison services in the online arena in Israel. On July 19, 2022, a pre-trial hearing took place, at the end of which it was held that the Parties must conclude the discovery proceedings by September 10, 2022, and that should any of the Parties wish to submit a motion following receipt of the answers, they must do so by November 15, 2022. On November 15, 2022 the Plaintiffs submitted a motion for the grant of an order of discovery of documents and answer to interrogatories. On December 20, 2022, Zap Group submitted its response to the motion, in which it rejected all of the Plaintiffs’ demands. The Plaintiffs provided Zap Group with the documents that had been disclosed by them in the case, without a suitable legend. On January 13, 2023, the Plaintiffs submitted a response to the motion. On January 16, 2023, a pre-trial hearing took place, in which Zap Group insisted on the receipt of a suitable legend for the documents that had been disclosed to it by the Plaintiffs. The Court held that the Plaintiffs would deliver a suitable legend within 45 days, after which Zap Group would be entitled to submit a suitable motion in this regard within 30 days, should the need to do so arise. On March 5, 2023, the Plaintiffs submitted a new document file in the context of the discovery proceedings, and an updated legend that was almost identical to the previous one. For that reason, on April 3, 2023, Zap Group submitted a motion to strike out the Statement of Claim due to breach of the Court’s decision to provide the discovery materials in a proper manner or, alternatively, for the for the lack of performing the court’s decision. The Plaintiffs are required to respond to the motion by May 21, 2023. An additional pre-trial proceeding has been scheduled for October 2023. As this claim was filed against Zap Group with respect to the period prior to its acquisition by Formula, any liability resulting from it is covered by the indemnification provided to Formula by the former shareholders of Zap Group.

5)	In addition to the above-described legal proceedings, from time to time, Formula and/or its subsidiaries and affiliates are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. The Group accrues a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in the determination of both the probability and as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. The Group intends to defend itself vigorously against the above claims, and it generally intends to vigorously defend any other legal claims to which it is subject. While for most litigations, the outcome is difficult to determine, to the extent that there is a reasonable possibility that the losses to which the Group may be subject could exceed the amounts (if any) that it has already accrued, the Group attempts to estimate such additional loss, if reasonably possible, and disclose it (or, if it is an immaterial amount, indicate accordingly). The aggregate provision that the Group has recorded for all other legal proceedings (other than the particular material proceedings described above) is not material.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:- COMMITMENTS AND CONTINGENCIES (Cont.)

e)	Royalty commitments:

Sapiens Technologies (1982) Ltd. (“Sapiens Technologies”), a wholly owned subsidiary of Sapiens incorporated in Israel, was partially financed under programs sponsored by the IIA, formerly the Office of the Chief Scientist (“OCS”) for the support of certain research and development activities conducted in Israel. In exchange for participation in the programs by the IIA, Sapiens Technologies agreed to pay 3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs based on an understanding with IIA reached in January 2012. The royalties will be paid up to a maximum amount equaling 100%-150% of the grants provided by the IIA, linked to the dollar, and for grants received after January 1, 1999, bear annual interest at a rate based on LIBOR.

As of December 31, 2022, the total remaining unpaid royalties to the IIA amounted to $5,661, out of which, an amount of $1,659 was recorded as a liability in accordance with IAS 20.

f)	Insurance:

The Company and its subsidiaries and affiliates insure themselves in bodily injury and property damage insurance policies, including third party, professional liability and employer’s liability insurance policies. Formula, Sapiens, Magic Software, Zap Group, Insync, Michpal, Shamrad and Ofek directors and officers (D&O) are insured under an “umbrella” policy for insurance of directors and officers including D&O side A DIC policy (another layer of protection for officers) acquired by the Company for itself and its subsidiaries, for a period of 12 months from February 14, 2022.

Note 21:- equity

The composition of the Company’s share capital is as follows:

	December 31, 2022			December 31, 2021
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding

Ordinary shares, NIS 1 par value each	25,000,000	15,886,287	15,317,667	25,000,000	15,862,887	15,294,267

a.	Formula’s ordinary shares, par value NIS 1 per share, are traded on the TASE, and Formula’s ADSs, each representing one ordinary share, are traded on the NASDAQ.

b.	Formula holds 568,620 of its own ordinary shares.

c.	In February 2021, Formula declared a cash dividend of approximately NIS 33,036 (approximately $10,155) or NIS 2.16 per share (approximately $0.66 per share) to shareholders of record on February 18, 2021 that was paid on March 4, 2021.

d.	In August 2021, Formula declared a cash dividend of approximately NIS 38,694 (approximately $11,932) or NIS 2.53 per share (approximately $0.78 per share) to shareholders of record on September 1, 2021 that was paid on September 19, 2021.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:- equity (Cont.)

e.	In March 2022, Formula declared a cash dividend of approximately NIS 39,213 (approximately $12,018) or NIS 2.56 per share (approximately $0.78 per share) to shareholders of record on April 12, 2022 that was paid on April 25, 2022.

f.	In November 2022, Formula declared a cash dividend of approximately NIS 33,086 (approximately $9,571) or NIS 2.16 per share (approximately $0.62 per share) to shareholders of record on December 5, 2022 that was paid on December 19, 2022.

g.	For information concerning Formula’s employees and officers share-based plans, see Note 18.

Note 22:- INCOME TAX

a.	Israeli taxation:

1)	Corporate tax rate in Israel:

Taxable income of Israeli companies was generally subject to corporate tax at the rate of 23% in 2020, 2021 and in 2022. Some of our Israeli subsidiaries are eligible for certain tax benefits, as described below.

2)	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law”):

Amendment 73 to the Law:

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) 2016, which includes Amendment 73 to the Law for the Encouragement of Capital Investments (the “2017 Amendment”) was published and was pending the publication of regulations, in May 2017 regulations were promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Following the publication of the regulations the 2017 Amendment became fully effective. According to the 2017 Amendment, a Preferred Technological Enterprise, as defined in the 2017 Amendment, with total consolidated revenues of the group companies is less than NIS 10 billion, shall be subject to 12% tax rate on income derived from intellectual property (in development area A—a tax rate of 7.5%). In order to qualify as a Preferred technological enterprise certain criterion must be met, such as a minimum ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual revenues derived from exports. A Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 200 million after January 1, 2017, will be eligible for 12% reduce tax rate on capital gain upon sale of the Benefited Intangible Assets.

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

NOTE 22:- INCOME TAX (Cont.)

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

According to IAS 12, a deferred tax liability would generally be recorded relating to corporate taxes that would be owed on the distribution of profits if management has currently the intention to declare dividends of its tax-exempt earnings.

In 2021, Sapiens elected to benefit from the Temporary Order and pay the reduced CIT as per the provisions of the Economic Efficiency Law in respect of its total accumulated tax-exempt earnings amounting to NIS 109,000 (approximately $35,048), and accordingly recognized deferred tax liability of $3,531. In 2022, the Sapiens filed its application for the Temporary Order and paid the required amount to the Israeli tax authority.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 22:- INCOME TAX (Cont.)

In November 2022, Magic Software also elected to benefit from the Temporary Order and filed its application for the Temporary Order and paid the required reduced CIT as per the provisions of the Economic Efficiency Law in respect of its total accumulated tax-exempt earnings amounting to NIS 25,022 (approximately $7,100), and accordingly recognized a tax liability of NIS 2,502 (approximately $711).

As of December 31, 2022 all of Sapiens’ and Magic Software’s trapped earnings were released.

3)	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxes), 1969:

It is Formula’s management’s belief that certain of its Israeli operations currently qualify as Industrial Companies within the meaning of the Law for the Encouragement of Industry (Taxes), 5729-1969 (the “Industrial Encouragement Law”). The Industrial Encouragement Law, provides several tax benefits for an “IndustrialCompany”. Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns and located in Israel or in the “Area,” in accordance with the definition under Section 3A of the Israeli Income Tax Ordinance (NewVersion) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose major activity, in any given tax year, is industrial production.

An Industrial Company is entitled to certain corporate tax benefits, including:

i.	Amortization of the cost of purchased patents, or the right to use a patent or know-how or certain other intangible property rights (other than goodwill) that were purchased in good faith and are used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised.

ii.	The right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it.

iii.	Expenses related to a public offering are deductible in equal amounts over three years beginning from the year of the offering.

Eligibility for the benefits under the Industrial Encouragement Law is not subject to receipt of prior approval from any governmental authority.

The Group believes that certain of its Israeli subsidiaries currently qualify as Industrial Companies within the definition under the Industry Encouragement Law. The Group cannot assure you that those subsidiaries will continue to qualify as Industrial Companies or that the benefits described above will be available in the future.

4)	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, certain Israeli subsidiaries of the Group calculate their tax liability in dollars according to certain orders. The tax liability, as calculated in dollars is translated into NIS according to the exchange rate as of December 31 of each year for tax purposes only.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 22:- INCOME TAX (Cont.)

5)	Structural changes in Matrix IT:

On June 11, 2020, a tax ruling was signed determining that effective December 31, 2019 as part of a merger process, three subsidiaries of Matrix IT will transfer all their assets and liabilities subject to the provisions of section 103 of the Income Tax Ordinance.

During the fourth quarter of 2022, Matrix IT made a structural change with respect to its holdings in some of its U.S. based subsidiaries. Prior to the structural change, Matrix IT held, indirectly through subsidiaries, all of the share interest in Matrix IFS and Network Infrastructure Technologies Inc. and 60% of the share interest in Matrix Global Services USA Inc. Post the structural change, which was completed without payment of cash, Matrix IT interest in such U.S. subsidiaries is held through Matrix US Holding LLC.(established for this purpose), with Matrix IT holding 95% of the share interest of Matrix US Holding LLC.

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence. Deferred income taxes were provided in relation to undistributed earnings of non-Israeli subsidiaries, which the Group intends to distribute in the near future.

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2022 and 2021 was $185,636 and $157,464, respectively. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

The amount of cash and cash equivalents that were held by the Group’s subsidiaries outside of Israel and would have been subject to income taxes if distributed as dividend as of December 31, 2022 and 2021 was $81,756 and $56,916, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 22:- INCOME TAX (Cont.)

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

Except for one U.S. subsidiary which has a share interest in a subsidiary in India, all of the Group’s other subsidiaries in the United States do not have any foreign subsidiaries and, therefore, the remaining provisions of the TCJA have no material impact on the Group’s results of operations.

Starting from 2022, the TCJA requires taxpayers to capitalize research and development expenses with amortization periods over five years for research activities conducted in the United States and over fifteen years for research activities conducted outside of the United States, which has increased the Group’s tax liability in the U.S. The tax provision expense has increased from prior year to account for the capitalization of research and development costs starting in 2022.

d.	Net operating loss carried forward:

As of December 31, 2022, Formula and its subsidiaries have cumulative losses for tax purposes totaling approximately $174,524, of which $136,443 was in respect of Israeli subsidiaries and approximately $38,081 of which was in respect of subsidiaries abroad.

1)	Formula

As of December 31, 2022, Formula stand-alone had cumulative carry forward tax losses in Israel totaling approximately NIS 257,503 (approximately $73,180), which can be carried forward and offset against taxable income in the future for an indefinite period.

2)	Matrix IT

As of December 31, 2022, certain subsidiaries of Matrix IT had operating carry-forward tax losses totaling approximately NIS 110,185 (approximately $31,311), which resulted from Israeli operations and as such can be carried forward and offset against taxable income in the future for an indefinite period.

3)	Magic Software

As of December 31, 2022, certain subsidiaries of Magic Software had operating carry forward tax losses totaling approximately $22,427, which can be carried forward and offset against taxable income in the future for an indefinite period.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 22:- INCOME TAX (Cont.)

4)	Sapiens

As of December 31, 2022, certain subsidiaries of Sapiens had carry-forward tax losses totaling approximately $32,592. Most of these carry-forward tax losses have no expiration date.

5)	Zap

As of December 31, 2022, Zap and certain of its subsidiaries had carry-forward tax losses totaling approximately NIS 21,761 (approximately $6,184). These carry-forward tax losses have no expiration date.

6)	As of December 31, 2022 Insync, Michpal, Ofek and Shamrad did not have any carry forward tax losses.

e.	Income tax assessments:

Formula and its subsidiaries are routinely examined by various tax authorities. Below is a summary of the income tax assessments of Formula and its subsidiaries:

1)	Formula

Formula has received final tax assessments (or assessments that are deemed final) through the tax year 2017.

2)	Matrix IT

Matrix IT has received final tax assessments through the tax year 2018. Matrix IT subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2018.

3)	Magic Software

Magic Software has received final tax assessments through the year 2016. Magic Software subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2017.

4)	Sapiens

Tax assessments filed by some of Sapiens’ Israeli subsidiaries through the year 2017 are considered to be final. Sapiens is currently under audit in several jurisdictions for the tax years 2017 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of December 31, 2022, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits.

5)	Zap Group

Zap Group has received final tax assessments (or assessments that are deemed final) through the tax year 2018. Zap Group’s subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2018.

6)	Other than those aforementioned subsidiaries, all other Formula’s subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2017.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 22:- INCOME TAX (Cont.)

f.	Deferred tax liabilities, net:

1)	Presentation in consolidated statements of financial position:

	December 31,
	2022	2021
Deferred taxes assets	$42,027	$46,364
Deferred tax liabilities	(59,465)	(78,135)
	$(17,438)	$(31,771)

2)	Composition:

	December 31,
	2022	2021
Net operating losses carried forward	$10,296	$8,775
Intangibles, fixed asset and right-of-use assets	(39,307)	(52,436)
Lease liability	(166)	484
Differences in measurement basis (cash basis for tax purposes)	2,213	3,084
Other	9,526	8,322
	$(17,438)	$(31,771)

g.	Pre-tax income:

	Year ended December 31,
	2022	2021	2020

Domestic (Israel)	$181,953	$137,213	$106,974
Foreign	47,757	46,798	36,782

Total	$256,710	$184,011	$143,756

h.	Income tax (tax benefit) consist of the following:

	Year ended December 31,
	2022	2021	2020

Current taxes	$75,407	$52,956	$23,015
Deferred taxes	(20,172)	(10,342)	8,254

Total	$55,235	$42,614	$31,269

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 22:- INCOME TAX (Cont.)

i.	Theoretical tax:

The following table presents reconciliation between the theoretical tax expense, assuming that all income was taxed at statutory tax rates, and the actual income tax expense, as recorded in the Group’s consolidated statements of profit or loss:

	Year ended December 31,
	2022	2021	2020

Income before income taxes, as per the statement of operations	$256,710	$184,011	$143,756

Statutory tax rate in Israel	23%	23%	23%

Tax computed at the statutory tax rate	59,043	42,323	33,064

Non-deductible expenses (non-taxable income) net and tax-deductible costs not included in the accounting costs	720	3,667	2,544
Effect of different tax rates	(1,273)	852	(774)
Release of trapped earnings (see note 22(a)(2)	711	3,531
Effect of “Approved, Beneficiary or Preferred Enterprise” status	(5,579)	(7,338)	(5,426)
Deferred taxes on current losses (utilization of carry forward losses) and temporary differences for which a valuation allowance was provided, net	448	(84)	1,877
Undistributed earnings	(461)	-	-
Taxes in respect of prior years	890	891	280
Uncertain tax positions	3,065	401	285
Other	(2,329)	(1,629)	(581)

Taxes on income	$55,235	$42,614	$31,269

j.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of total unrecognized tax benefits in Formula’s subsidiaries is as follows:

Balance as of January 1, 2021	$9,091

Decrease in tax positions	(1,457)
Increase in tax positions	2,906

Balance as of December 31, 2021	$10,540

Decrease in tax positions	(1,042)
Increase in tax positions	4,455
Statue limitation	(1,012)
Balance as of December 31, 2022	$12,941

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 22:- INCOME TAX (Cont.)

The entire balance of unrecognized tax benefits, if recognized, would reduce the Group’s annual effective tax rate.

Note 23:- Supplementary Financial Statement Information

a.	Composition of non-controlling interest in material partially-owned subsidiaries:

	December 31,
	2022	2021
Matrix IT and its subsidiaries	$155,886	$161,947
Sapiens and its subsidiaries	316,319	320,448
Magic Software and its subsidiaries	151,253	153,706
Other	1,291	2,726
	$625,049	$638,827

b.	The following table provides detailed breakdown of the Group’s financial income and expenses:

	Year ended December 31,
	2022	2021	2020
Financial expenses:
Financial expenses related to liabilities in respect of business combinations	$1,081	$3,539	$3,738
Interest expenses on loans and borrowings	9,837	6,249	6,863
Financial costs related to Debentures	3,775	6,948	6,546
Interest expenses attributed to IFRS 16	4,822	4,873	5,367
Derivatives loss	1,193	-	-
Bank charges, negative foreign exchange differences and other financial expenses	6,508	8,385	6,930
	27,216	29,994	29,444
Financial income:
Income from marketable securities and embedded derivative	-	3,338	204
PPP loan forgiveness	1,465	-	-
Interest income from deposits, positive foreign exchange differences and other financial income	5,821	2,651	2,355
	7,286	5,989	2,559

Financial expenses, net	$19,930	$24,005	$26,885

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23: - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

c.	Geographical information:

1)	The Group’s property and equipment is located as follows:

	December 31,
	2022	2021

Israel	$45,994	$44,221
United States	3,563	3,144
Europe	1,834	2,820
Japan	153	211
Other	3,427	6,490

Total	$54,971	$56,886

2)	Revenues:

The Group’s revenues classified by geographic area (based on the location of customers) are as follows:

	Year ended December 31,
	2022	2021	2020
Israel	$1,571,035	$1,506,566	$1,203,109
International:
United States	680,325	591,794	501,785
Europe	262,303	255,680	189,152
Africa	26,692	18,012	11,702
Japan	11,333	12,890	14,282
Other (mainly Asia pacific)	20,669	19,434	13,888
Total	$2,572,357	$2,404,376	$1,933,918

d.	Earnings per share:

The following table presents the computation of basic and diluted net earnings per share for the Group:

	Year ended December 31,
	2022	2021	2020

Numerator:
Basic earnings per share – net income attributable to equity holders of the Company	$81,393	$54,585	$46,776
Diluted earnings per share – net income attributable to equity holders of the Company	$80,794	$53,974	$45,969
Denominator:
Basic earnings per share – weighted average shares outstanding	15,296	15,290	15,286
Effect of dilutive securities	207	114	6

Diluted earnings per share – adjusted weighted average shares outstanding	15,503	15,404	15,292

Basic net earnings per share	5.31	3.57	3.05

Diluted net earnings per share	5.21	3.50	3.01

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 24: - operating segments

a.	General:

The Group is engaged through seven directly held subsidiaries— Matrix IT; Sapiens; Magic Software; Michpal, Zap, Insync, Ofek and Shamrad; and one jointly controlled entity: TSG— in providing software services, proprietary and non-proprietary software solutions, software product marketing and support, computer infrastructure and integration solutions and training and integration.

Matrix IT

Matrix IT Ltd. is Israel’s leading IT services company. Matrix IT provides software solutions and services, software development projects, outsourcing, integration of software systems and services, project management services and comprehensive consulting and management services in complex infrastructure projects, urban and environment planning – all in accordance with its customers’ specific needs. Matrix IT also provides upgrading and expansion of existing software systems.

Matrix IT operates through its directly and indirectly held subsidiaries in the following segments: (1) Information Technology (IT) Software solutions and services, Consulting & Management in Israel; (2) Information Technologies (IT) Software solutions and services in the U.S.; (3) Training and integration; (4) Computer and cloud infrastructure and integration solutions; and (5) Software product marketing and support.

Information Technologies (IT) Software solutions and services, Consulting & Management in Israel:

The software solutions and services in Israel provided by Matrix IT consist mainly of providing tailored software solutions and upgrading and expanding mainly existing large-scale software systems. These services include, among others, developing customized software, adapting software to the customer’s specific needs, implementing software and modifying it based on the customer’s needs, outsourcing, software project management, software testing and QA and integrating all or part of the above elements. Furthermore, the activity in this segment includes project management consulting services and multi-disciplinary operational and engineering consulting services, including supervision of complex engineering projects, all according to client specific needs as the scope of work invested in each element varies from one customer to the other. In 2022, activity in software solutions and value-added services in Israel accounted for approximately 52% of Matrix IT’s revenues and approximately 51% of its operating income.

Information Technologies (IT) Software solutions and services in the United States:

Matrix IT’s activities in this segment are performed by two lines of business – Matrix US Holdings and Xtivia. The two line of business primarily provide software solutions and services of Governance Risk and Compliance (“GRC”) experts, including activities on the following topics: risk management, management and fraud prevention, anti-money laundering, trade surveillance as well as, specialized advisory services in the area of compliance with financial regulation and operational services, as well as solutions and specialized technological services in areas such as: portals, BI (Business Intelligence) DBA (Data Base Administration), CRM (Customer Relation Management) and EIM (Enterprise Information Management). Furthermore, the activity in this segment includes dedicated solutions for the GovCon Government contracting market, IT help desk services specializing in healthcare and software product distribution services particularly IBM, BMC and Atlassian products to customers in the public-government sector in the U.S,. In 2022, the activity in the U.S. accounted for approximately 9% of Matrix IT’s revenues and approximately 17% of its operating income.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 24: - operating segments (Cont.)

Training and integration:

Matrix IT’s activities in this segment consist of operating a network of high-tech training and instruction centers which provide application courses, professional training courses and advanced professional studies in the high-tech industry, courses of soft skills and management training and provision of training and implementation of computer systems. Matrix IT also outsources IT services based on graduates of its courses. In 2022, activity in training and integration accounted for approximately 5% of Matrix IT’s revenues and for approximately 5% of its operating income.

Computer and cloud infrastructure and integration solutions:

Matrix IT’s activities in this segment, is primarily providing computer solutions to computer and communications infrastructures, marketing and sale of computers and peripheral equipment to business customers, providing related services, and cloud computing solutions (through the business specializing unit of the Company - Cloud Zone) and a myriad of services and products regarding office automation and printing solutions, representation of global leading manufacturers of test and measurement equipment, communication and cyber and RF solutions, projects and integration in the field of automation, calibration services in advanced technologies, provision of industrial video and image processing solutions as well as Database services and Big data services (through the specialized business unit Data zone). In 2022, activity in computer and cloud infrastructure and integration solutions accounted for approximately 29% of Matrix IT’s revenues and for approximately 22% of its operating income.

Software product marketing and support:

Matrix IT’s activities in this segment include marketing, distributing and support for various software products, web world content management, database and data warehouse mining, application integration, database and systems, data management and software development tools. In 2022, activity in software product marketing and support accounted for approximately 5% of Matrix IT’s revenues and approximately 5% of its operating income.

Sapiens

Sapiens is a leading global provider of software solutions for the insurance industry. Sapiens’ extensive expertise is reflected in its innovative software, solutions and professional services for property & casualty (P&C); reinsurance; life, pension & annuity (L&A); workers’ compensation (WC); medical professional liability (MPL); financial & compliance (F&C); and decision modelling for both insurance and financial markets. Sapiens offers an end-to-end solutions for insurers core systems, as well as complementary data & analytics and digital. Importantly its wide array of professional services ensures that Sapiens not only makes a sale but accompanies and guides its customers on their path to digital transformation and bring important insights from the field into its products roadmap. Sapiens’ offerings not only enable its customers to effectively manage their core business functions – including policy administration, claims and billing – they support insurers on their path to digital transformation. Its portfolio also provides a variety of complimentary solutions for critical requirements such as reinsurance management, underwriting management, illustration software, electronic applications and financial compliance tools. The latest versions of its platforms possess modern, modular cloud-first architecture and are digital-driven, providing full coverage for all business aspects of policy management, digital engagement and data analysis. They empower customers to respond to the rapidly changing insurance market and frequent regulatory changes, while improving the efficiency of their core operations.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 24: - OPERATING SEGMENTS (Cont.)

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

NOTE 24: - OPERATING SEGMENTS (Cont.)

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

Insync

InSync is a U.S. based national supplier of employees to Vendor Management Systems (VMS) Workforce Management Program accounts. Insync specializes in providing professionals in the following areas; Accounting and Finance, Administrative, Customer Service, Clinical, Scientific and Healthcare, Engineering, Manufacturing and Operations, Human Resources, IT Technology, LI/MFG, and Marketing and Sales. InSync currently supports more than 30 VMS program customers with employees in over 40 states.

Michpal

Michpal, an Israeli registered company, is a developer of proprietary, on-premise payroll software solution for processing traditional payroll stubs to Israeli enterprises and payroll service providers. Michpal also developed several complementary modules such as attendance reporting, which are sold to its customers for additional fees. Together with its subsidiaries Unique Software Industries Ltd, a software development and services company, providing integrated solutions in the field of payroll for more than 30 years, including pay-stubs, pension services management, education funds management, and software solutions for managing employee attendance, and Effective Solutions Ltd Michapl also provides consulting services in the fields of operational cost savings and procurement, as well as salary control and monitoring a payroll, labor, pensions, social security and employee income tax matters. As of December 31, 2022, Michpal serves approximately 8,000 customers, most of which are long-term customers.

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

NOTE 24: - OPERATING SEGMENTS (Cont.)

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

NOTE 24: - OPERATING SEGMENTS (Cont.)

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

NOTE 24: - OPERATING SEGMENTS (Cont.)

TSG markets its systems and products either as a prime contractor or as a subcontractor to various governments and defense and homeland security contractors worldwide. In Israel, TSG sells its defense, intelligence and homeland security systems and products mainly to the IMOD, which procures all equipment for the Israeli Defense Force (IDF).

Shamrad

Shamrad is an Israeli private company, engaged in the supply, integration and installation of computer communication infrastructures, announcement and alarm systems and electronic security systems. Shamrad represents several companies in the field of security: ATI systems – sirens, Garrett – Metal detectors, Kopp – Ferro Magnetic detectors for MRI rooms. Shamrad holds vast experience in design, supply and installation of security systems, integrated with command and control solutions, CCTV, access control and intruder detection. Shamrad provides video solutions together with high speed networks and wireless links, allowing hundreds of camera channels to be viewed in one or many control centers. Shamrad installs IP and analog cameras in various configurations such as, Bullet, Dome, PTZ, Box, and Thermal. Shamrad offers customers complete solutions for communications and telephony infrastructure, both in the fields of passive and active equipment. Amongst the services offered are installation and maintenance of networks (local and wireless) and specific dedicated communications rooms. Shamrad has, since it’s inception, a dedicated department offering a complete and professional solution, with a system wide view tailored to exactly meet our customers’ requirements.

b)	Consolidated Goodwill in material partially owned subsidiaries:

	December 31,
	2022	2021
Matrix IT and its subsidiaries	$288,235	$306,421
Sapiens and its subsidiaries	397,613	406,498
Magic Software and its subsidiaries	158,699	146,803
Michpal and its subsidiaries	40,603	36,108
ZAP and its subsidiaries	33,081	35,292
Other consolidated subsidiaries	7,930	1,732
	$926,161	$932,854

c)	Reporting on operating segments:

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

	Matrix IT	Sapiens	Magic Software	Michpal	ZAP Group	Other	Adjustments	Total

Year ended December 31, 2022:
Revenues from external customers	$1,388,508	$474,736	$561,682	$37,714	$49,893	$133,526	$(73,702)	$2,572,357
Inter-segment revenues	4,310	-	5,110	309	-	360	(10,089)	-
Total revenues	$1,392,818	$474,736	$566,792	$38,023	$49,893	$133,886	$(83,791)	$2,572,357
Depreciation and amortization	$48,288	$33,050	$19,804	$4,770	$7,976	$6,214	$(4,794)	$115,308
Segment operating income	$149,298	$66,164	$61,762	$8,117	$(1,042)	$8,311	$(5,345)	$287,265
Unallocated corporate expenses								(10,625)
Total operating income								$276,640
Financial expenses, net								(19,930)
Group’s share of profits of companies accounted for at equity, net								(1,808)
Taxes on income								(55,235)
Net income								$199,667

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 24: - OPERATING SEGMENTS (Cont.)

	Matrix IT	Sapiens	Magic Software	Michpal	ZAP Group	Other	Adjustments	Total
Year ended December 31, 2021:
Revenues from external customers	$1,344,088	$461,035	$477,643	$32,087	$51,640	$127,641	$(89,758)	$2,404,376
Inter-segment revenues	6,529	-	2,682	-	-	-	(9,211)	-
Total revenues	$1,350,617	$461,035	$480,325	$32,087	$51,640	$127,641	$(98,969)	$2,404,376
Depreciation and amortization	$45,736	$45,732	$19,837	$4,023	$7,486	$3,776	$(4,406)	$122,184
Segment operating income	$102,054	$44,210	$59,785	$6,838	$5,962	$3,841	$(3,519)	$219,171
Unallocated corporate expenses								(11,155)
Total operating income								$208,016
Financial expenses, net								(24,005)
Group’s share of profits of companies accounted for at equity, net								505
Taxes on income								(42,614)
Net income								$141,902

	Matrix IT	Sapiens	Magic Software	Michpal	ZAP Group	Other	Adjustments	Total
Year ended December 31, 2020:
Revenues from external customers	$1,116,178	$382,903	$368,357	$26,244	$-	$120,330	$(80,094)	$1,933,918
Inter-segment revenues	5,316	-	2,837	-	-	-	(8,153)	-
Total revenues	$1,121,494	$382,903	$371,194	$26,244	$-	$120,330	$(88,247)	$1,933,918
Depreciation and amortization	$36,244	$35,965	$18,861	$3,506	$-	$3,377	$(2,446)	$95,507
Segment operating income	$84,181	$35,337	$47,757	$6,333	$-	$4,753	$(3,455)	$174,906
Unallocated corporate expenses								(4,265)
Total operating income								170,641
Financial expenses, net								$(26,885)
Group’s share of profits of companies accounted for at equity, net								1,535
Taxes on income								(31,269)
Net income								$114,022

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 25:- SUBSEQUENT EVENTS

a)	On January 1, 2023, Matrix IT purchased 70% of the share capital of Zebra Technologies Ltd. for NIS 53,000 (including equity). Zebra Technologies Ltd. is engaged in the distribution and marketing of solutions in the fields of data communication, cyber protection, hardware, software and services. As part of the transaction, Matrix IT entered into a mutual option agreement with the seller for the sale and purchase of the remaining shares.

b)	On March 27, 2023, Magic Software entered into a loan agreement with an Israeli bank, pursuant to which, Magic Software borrowed $20,000 for a four-year term (the “Bank Loan”). The Bank Loan will mature on March 27, 2027, and will be repaid in four (4) equal annual installments of $6,052 (including interest) as of March 27, 2024. The Bank Loan bears interest at the rate of SOFR + 3.38% and can be redeemed with no additional cost after one (1) year.

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Magic Software Japan K.K. (the “Company”) as of January 1, 2021, December 31, 2021 and December 31, 2022, and the related statements of profit or loss, comprehensive income and cash flows and for each of the two years in the period ended December 31, 2022, and the related notes. In our opinion, based on our audits the financial statements present fairly, in all material respects, the financial position of the Company at January 1, 2021, December 31, 2021 and December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on Section 404 of the Sarbanes-Oxley Act (“SOA’’) and our report dated February 20, 2023 expressed an unqualified opinion thereon.

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

Tokyo, Japan
February 20, 2023	/s/ KDA Audit Corporation
KDA Audit Corporation