Form 20-F/A
period 2022-12-31
FORMULA SYSTEMS (1985) LTD
filed 2023-12-11
CIK 1045986

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1, or the Amendment, to the Annual Report on Form 20-F for the year ended December 31, 2022, or the Annual Report, filed on May 15, 2023 with the Securities and Exchange Commission, or the SEC, is being filed by Formula Systems (1985) Ltd., or the Company, to amend the Annual Report for the sole purpose of:

●	Adding to our financial statements included under Item 18 of this Amendment, in accordance with Rule 2-05 of Regulation S-X, the attestation report on internal control over financial reporting of an auditor of a subsidiary of the Company upon which our principal auditor relied, and to which our principal auditor referred, in rendering its attestation report on internal control over financial reporting that was included in the Annual Report. The subject attestation report on internal control over financial reporting for the subsidiary had been inadvertently omitted from the Annual Report.

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

1

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the reports of our independent registered public accounting firm in connection therewith are filed as part of this Amendment to the Annual Report, as noted on the pages below:

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.
1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
2.2	Description of Ordinary Shares of Formula Systems (1985) Ltd.+
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (4)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(5)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan, as amended(6)
4.4	Formula Systems (1985) Ltd. Compensation Policy for Office Holders(7)
8.1	List of Subsidiaries+
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Kost, Forer, Gabbay & Kasierer, A Member of Ernst & Young Global+
15.2	Consent of KDA Audit Corporation+
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

+	Filed with the original filing of the Annual Report
*	Filed herewith.

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).

(2)	Incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.

(3)	Incorporated by reference to Exhibit 2.2 to the annual report on Form 20-F for the year ended December 31, 2019, filed by the registrant with the Securities and Exchange Commission on June 29, 2020.

(4)	Incorporated by reference to Exhibit 99.2 to the report of foreign private issuer on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.

(5)	Incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F for the 2008 fiscal year filed by the registrant with the Securities and Exchange Commission on April 27, 2009.

(6)	Incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F for the 2013 fiscal year filed by the registrant with the Securities and Exchange Commission on April 30, 2014.

(7)	Incorporated by reference to Appendix A to the registrant’s proxy statement for its special general meeting of shareholders held on January 12, 2023, attached as Exhibit 99.2 to the report of foreign private issuer on Form 6-K furnished by the registrant to the Securities and Exchange Commission on December 8, 2022.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Asaf Berenstin	December 11, 2023
	Asaf Berenstin	Date
Chief Financial Officer

3

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

Opinion on Internal Control over Financial Reporting

We have audited Magic Software Japan K.K.’s (the “Company”) internal control over financial reporting as of December 31, 2022, based on Section 404 of the Sarbanes-Oxley Act (“SOA”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on Section 404 of the Sarbanes-Oxley Act (“SOA”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of financial position of the Company as of December 31, 2021 and 2022, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2022 and our report dated February 20, 2023 expressed unqualified opinion.

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

Tokyo, Japan
February 20, 2023	/s/ KDA Audit Corporation
KDA Audit Corporation